Form 20-F
period 2016-12-31
COCA-COLA EUROPEAN PARTNERS plc
filed 2017-04-12
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-37791

COCA-COLA EUROPEAN PARTNERS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)
Bakers Road, Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive offices)
Contact
(+44 (0)1895 231 313, Secretariat@ccep.com, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Ordinary Shares of €0.01 each	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 483,076,396 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒
If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CLASSIC
Coca-Cola
zero SUGAR
Coca-Cola
NEW IMPROVED TASTE
Coca-Cola
CLASSIC
zero SUGAR

Creating a winning future

Coca-Cola
EUROPEAN PARTNERS

P a g e | ii

Revenue	Volume
€10.9bn on a pro forma comparable basis	2.5bn unit cases on a pro forma comparable basis
Operating Profit	Market Capitalisation
€1.4bn on a pro forma comparable basis	€14.5bn as at 31 December 2016
Refer to pages 22 to 23 for a reconciliation of GAAP to non-GAAP figures

P a g e | 1

Welcome to our first annual report as Coca-Cola European Partners

Our new company builds on more than 60 years of European heritage, combining the bottling operations of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners S.A.U. and Coca-Cola Erfrischungsgetränke GmbH.
This combination makes us the world’s largest independent Coca-Cola bottler by revenue.
We will continue to focus on sustainable growth and provide consumers with the brands they love in convenient packaging. This means growing together with our customers, employees, local communities and The Coca-Cola Company: delivering increasing levels of shareholder value.
Our vision is to be a total beverage company, a leading consumer goods company and the world’s most valuable Coca-Cola bottler.

P a g e | 2

At a glance

We are the world's largest independent Coca-Cola bottler

We are one of Europe's leading consumer goods companies.

300 million consumers

We sell, make and distribute our drinks to over 300 million consumers.

24,500 employees

We are engaging our employees at all levels about the exciting opportunities ahead.

14.2bn litres

We sell 14.2 billion litres of our world-famous brands every year.

€100 billion marketplace

We are the leading non-alcoholic ready-to-drink (NARTD) company in Western Europe in one of the largest consumer goods sectors worth around €100 billion in annual retail sales.

2 COCA-COLA EUROPEAN PARTNERS ANNUAL REPORT AND FORM 20-F 2016

P a g e | 3

We sell, make and distribute the world's most beloved brands to more than 300 million consumers.

Our pro forma sales by volume %

7%
Water
7%
Juices, Isotonics and Other
21%
Sparkling Flavours and Energy
65%
Coca-Cola Trademark

The right merger, at the right time

Coca-Cola European Partners was formed in May 2016 from the merger of three companies: Coca-Cola Enterprises, Coca-Cola Iberian Partners and Coca-Cola Erfrischungsgetränke.

We now have a solid platform for value creation from:

- A rich and diverse heritage in Western Europe, which traces its roots back to family run businesses and local bottling operations that have been part of communities for more than 60 years
- A new level of alignment with The Coca-Cola Company (TCCC) and a shared vision to drive growth
- Shared best practices to drive efficiency and enhance commercial effectiveness
- Opportunities to leverage scale and realise synergy benefits to improve our operating model

Our growth culture

Focus on Customers & Frontline – We do everything we can to help the front-line team serve our customers and grow our business

Listening & Caring – We listen to what our customers, consumers and communities tell us – seeking to understand and take the right actions

Passion for Growth – We show our determination to grow the business, take accountability and develop ourselves

Empowered to Win Together – We work together to win, supporting people at every level to make decisions and encouraging diverse teams and ideas

Execute with Speed & Agility – We move quickly, find ways to remove barriers and make things happen

Our relationship with The Coca-Cola Company

The company we are today is in a position to strengthen our relationship with TCCC.

TCCC makes and sells concentrates, beverage bases and syrups to bottling operations, owns the brands and is responsible for consumer brand marketing. We license these brands and purchase the concentrate to sell, make and distribute the packaged beverages to our customers and vending partners, who then retail our products to consumers. We work closely with our customers to execute localised strategies based on a vision for growth that is shared with TCCC.

ANNUAL REPORT AND FORM 20-F 2016 COCA-COLA EUROPEAN PARTNERS 3

P a g e | 4

Chairman’s letter

Transforming Coca-Cola bottling in Western Europe

Sol Daurella
Chairman

P a g e | 5

2016 was a historic year for Coca-Cola in Western Europe, with the formation of Coca-Cola European Partners on 28 May 2016. Our new company, formed from the merger of Coca-Cola Enterprises, Coca-Cola Iberian Partners and Coca-Cola Erfrischungsgetränke, is now the world’s largest independent Coca‑Cola bottler by revenue and a major European consumer goods company.
Our ambition is clear: to be the best and most valuable Coca-Cola bottler in the world, creating a business that can deliver shared and sustainable long-term growth. We must continue to provide the beverages consumers love, deliver for our customers and drive value for our shareholders.
Winning together
Coca-Cola European Partners is well-positioned to seize the significant opportunities within our category, while operating in an ever-changing social and regulatory environment. We are already realising efficiency savings from the recent merger, and by aligning more closely with The Coca-Cola Company, we are able to compete more effectively, bringing innovation in our portfolio and packaging more quickly to our markets. That means taking bold action to help people better control their sugar intake and providing consumers with a drink for all tastes and lifestyles.
We also take a long-term view of how our company fits into society and the environment in which it exists. We are proud to have been listed on both the Dow Jones Sustainability Europe and World Indices (DJSI) in 2016, but this does not make us complacent. Later this year Coca-Cola European Partners will share its new sustainability plan. We are committed to innovating constantly to find solutions to the sustainability challenges that face our business and communities. Ultimately, our aim is to be a positive contributor to our local environment and economy, for generations to come.
At the forefront of our new company are some 24,500 individuals who serve our communities each and every day, working side-by-side with our customers to grow the category. We will support the growth of our employees. They are the foundation of our business: their passion, caring, accountability and customer focus is what drives us to succeed.
Experienced leadership
To guide us in our mission to deliver value for all of our stakeholders, we have chosen a Board with the right range of skills and strategic experience. Our leaders combine a deep understanding of the industry with fresh thinking to help us to drive this business forward.
I would like to pay tribute to our retired CEO John Brock, whose leadership helped establish Coca‑Cola European Partners as one of Europe’s leading consumer goods companies. Working together, John and our new CEO Damian Gammell established a solid foundation from which we can create a more profitable and sustainable business. Damian has the vision to renew our growth in Western Europe working closely with The Coca-Cola Company, and he has the experience and energy to drive our execution advantage.
Passion for growth
We are proud of what we do – bringing great tasting drinks to millions of people in Western Europe. All of us working in Coca-Cola European Partners share the entrepreneurial spirit and the great passion that inspired my grandfather to begin bottling Coca-Cola in the 1950s. We continue to build on that heritage and extend it into the future. We will invest in our people and encourage their diversity, which enriches us all.
As we approach the one-year anniversary of Coca-Cola European Partners, I am encouraged by our early results and the progress we are making as a new company to drive growth and deliver synergies through the integration of our business. I would like to thank all our shareholders for your continued support as we embark on the next stage of our journey and long-term value creation.
Sol Daurella
Chairman

P a g e | 6

Just a tad sweet
Honest
organic
500ml

6 COCA-COLA EUROPEAN PARTNERS ANNUAL REPORT AND FORM 20-F 2016

P a g e | 7

Strategic report

The Company's Strategic Report is set out on pages 2 to 35. The Strategic Report was approved by the Board on 11 April 2017 and signed on its behalf by

Damian Gammell
Chief Executive Officer

CEO's letter	8
Strategy	10
Business model	12
Performance Indicators	13
Business and financial review	14
Principal risks and uncertainties	24
Viability statement	26
Risk Factors	27

A shared vision

ANNUAL REPORT AND FORM 20-F 2016 COCA-COLA EUROPEAN PARTNERS 7

P a g e | 8

Strategic report
CEO’s letter

Unlocking opportunities in Western Europe

Damian Gammell
Chief Executive Officer

P a g e | 9

Coca-Cola European Partners is now the world’s largest independent Coca-Cola bottler and a major European consumer goods company – but we remain fiercely ambitious, and our goal is to deliver long-term sustainable growth for our shareholders and for our customers, employees and the communities in which we work.
There is a clear opportunity in our category in Western Europe, and our growth plans are equally clear: we will win by strategically diversifying our portfolio and collaborating with our customers to create shared value, all in a sustainable way. 2016 saw solid progress against these priorities.
Creating value with our customers
Our customers are at the heart of our new company. The passion and commitment I see from our people when they are working with customers is second-to-none. We are refocusing our business around our frontline sales force, dramatically increasing the amount of time they spend with customers, and equipping them with new technology that improves how we support our customers and merchandise our products on every street, in every market.
Our supply chain operation is an important part of that front-line. Our seamless local network of manufacturing and distribution delivers on-time, at the lowest possible cost, in the format our customers want, every day of the year.
We are also expanding our customer partnerships to ensure we keep pace with changes in how people shop. We deepened our relationships and reach with online retail, take away and food delivery platforms, discounters and traditional food service outlets.
Growing a consumer-centric portfolio
We continue to focus on providing beverages that our consumers love in convenient packages and that our customers know will help their businesses grow. Continuous innovation in flavours, recipes, packaging and merchandising means we offer both a varied choice and a solution for every customer.
In strategically diversifying our portfolio, we want to become a total beverage company. We are intently focused on changes to consumer needs, whether that means reducing the sugar content of our beverages, introducing new low- or no-sugar variants or entering new segments like premium adult sparkling. Coca-Cola Zero Sugar has been launched in many of our territories with encouraging initial sales performance. Our Finley brand was expanded into new territories and we continued to grow in energy with Monster and in water with Vio Bio and GLACEAU smartwater, and in complementary segments.
Foundations for growth
Our growth plans are underpinned by strong foundations, starting with an experienced Leadership Team, alongside our Board of Directors. We also have achieved closer alignment with The Coca-Cola Company based on shared growth plans and a new profit model. As the Coca-Cola system in Western Europe, we are now focused on revenue and profit over volume as the route to long‑term profitable growth. We know this is the right choice.
We are on track to deliver the synergy targets we set prior to the close of the merger to create Coca‑Cola European Partners, and our careful approach to the integration process has given us the right structure to capture growth.
We know our future success will be driven by the engagement of our 24,500 employees and we are committed to creating a workplace that is diverse, inclusive and inspires personal growth. We will also work together to ensure sustainability is at the heart of our business so that we create shared value for all of our stakeholders, whether customers, employees or communities.
Thank you for choosing to invest in Coca-Cola European Partners. I look forward to sharing our success with you.
Damian Gammell
Chief Executive Officer

P a g e | 10

Strategic report
Strategy

Delivering long-term profitable growth sustainably

Our growth priorities	Grow a consumer-centric portfolio Support innovation in brands, recipes and packaging Reshape sparkling Accelerate our growth in other segments
Foundations of our business	Customer-centric operating model Business unit focused, lean centre Customer-centric capabilities Efficient and effective scale	Entrepreneurial culture Frontline, customer-focused Fast and agile Empowered and passionate Diverse and inclusive

P a g e | 11

Our growth priorities	Win in the market with customers World class customer service and outlet coverage Great execution store by store, street by street Joint value creation with customers
Foundations of our business	Sustainability leadership Sustainable packaging and circular economy Strong and inclusive communities Diverse drinks	TCCC alignment Total beverage approach Focused on revenue Aligned business planning

P a g e | 12

Strategic report
Business model

How we create shared and sustainable value

From selling to making and distributing our drinks, we work with our stakeholders to grow our business

The resources and relationships we rely on
Our Customers
We strive to be our customers’ preferred partner and create value together through our response to changing consumer and shopper preferences and retail trends. We are uniquely close to our customers, with thousands of our employees calling on our customers every day. Our operating model is customer-centric and focused on the front line, and we aim to deliver the strongest execution and reach a broad range of outlets in the marketplace, all the while making it easier to do business with us.

Our Employees
Our success depends on our people – growth for our business goes hand in hand with growth for our employees. We respect each other and support a workplace where people with different perspectives belong, are heard and have equal opportunity. We build the engagement and development of our employees into our business plans, enabling a diverse and local workforce that contributes to the communities where we operate. We also make long-term investments in technology and facilities that equip our people for success.

Our Franchisors
We conduct our business primarily under agreements with TCCC and a limited number of other franchisors. These agreements generally give us the exclusive right to sell, distribute, and, in most cases, make, beverages in approved packaging in specified territories. We have shared long-term growth plans that enable us to create value together.

Our Suppliers
Our suppliers are critical partners for our business. We believe collaboration and innovation throughout our supply chain are essential in advancing our sustainable growth. We work with a network of over 20,000 suppliers across our markets, covering commodities and services such as ingredients, packaging, energy, capital equipment, building and facilities, fleet and logistics services, sales and marketing services, IT and telecoms, general administration and professional services.

Our Communities
We recognise the economic, social and environmental impact our business has on our communities, and we seek to make a positive contribution to society building on our strong local heritage and presence. Continued success is critical for the people who work for us and the communities in which we operate. We work with them to find solutions and create opportunities for the future.

P a g e | 13

Tracking our performance in 2016
Revenue
€10.9 billion on a pro forma comparable basis
Operating profit	Diluted earnings per share
€1.4 billion on a pro forma comparable basis	€1.92 on a pro forma comparable basis
Lost time incident rate	Water use ratio	Energy use ratio
1.66 Calculations based upon number of lost time incidents in 2016 per 100 full-time equivalent employees.
1.61
litres of water used/litre of product produced

Calculations based upon total water usage of our manufacturing sites, based upon site invoice data, divided by the total number of litres produced in 2016.

0.32
MJ/litre of product produced

Calculations based upon total energy usage of our manufacturing sites, based upon monthly site invoice and meter data, divided by the total number of litres of product produced in 2016.

Refer to pages 22 and 23 for a reconciliation of GAAP to non-GAAP figures

P a g e | 14

Business and Financial Review
Our Business
CCEP was formed on 28 May 2016 through the Merger of Coca-Cola Enterprises, Inc., (CCE), Coca-Cola Erfrischungsgetränke GmbH (CCEG) and Coca-Cola Iberian Partners S.A.U. (CCIP).
CCEP is a publicly traded UK domiciled company listed on Euronext Amsterdam, New York Stock Exchange, Euronext London and the continuous market of the Spanish Stock exchange (ticker symbol: CCE). CCEP is the world’s largest independent Coca-Cola bottler based on revenue and serves over 300 million consumers across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. Subsequent to the close of the Merger, CCEP acquired Vifilfell, hf., the Coca-Cola bottler in Iceland under the terms of the Merger agreement. CCEP has two large minority shareholders, Olive Partners, who hold approximately 34 percent of the Company’s shares, and European Refreshments (a wholly-owned subsidiary of TCCC), who hold approximately 18 percent of the Company’s shares.
With pro forma 2016 revenue of approximately €10.9 billion and pro forma comparable 2016 operating profit of approximately €1.4 billion, CCEP is a major consumer goods company in Europe.
CCEP represents the combination of three Coca-Cola bottlers, each with their own strengths, operating approaches and best practices. To capitalise on these individual strengths and capture the synergies created by the merger, we are focused on developing new ways of working. We are in the early stages and it will take some time to complete; however, we are committed to delivering the full benefit of the synergies associated with the formation of CCEP. While going through this transformation, we will continue to make the appropriate level of investment in key initiatives that support business growth and will seek to optimise the return on our capital investment.
CCEP is also committed to doing business sustainably and responsibly in the way it creates shareholder value. In 2016, CCEP was listed on both the Dow Jones Sustainability Europe and World Indices, having achieved the highest score of 100 in Brand Management, Health and Nutrition, Materiality, Environmental Reporting, Packaging, and Water Related Risks. The CDP also included CCEP in its 2016 Climate and Water A lists, which recognises companies who are leading the way in sustainable water, climate and carbon management.
As TCCC’s strategic bottling partner in Western Europe and one of the world’s largest independent Coca-Cola bottlers, we believe the creation of CCEP will drive a new level of partnership with TCCC. We and TCCC understand that winning in the marketplace requires us to act with a common vision, one that includes clearly aligned growth targets, common priorities and a commitment to execute seamlessly together. Our shared vision requires aligned commitments to continuously develop our brands, assets and capabilities to maximise performance and value.
Note Regarding the Presentation of Non-GAAP Financial Information
The Group uses certain non-GAAP performance measures (alternative performance measures) to make financial, operating and planning decisions and to evaluate and report performance. As such, where clearly identified, we have included certain non-GAAP measures in this Annual Report to allow investors to better analyse our business performance and allow for greater comparability. To do so, where indicated, we have given effect to the Merger as if it had occurred at the beginning of the periods presented, thereby including the financial results of CCE, CCEG and CCIP along with other adjustments that are of a nature and on a basis consistent with Article 11 of Regulation S-X. We have also excluded items affecting the comparability of year-over-year financial performance, including merger and integration costs, restructuring costs, the out-of-period mark-to-market impact of hedges and the inventory step-up related to acquisition accounting. The non-GAAP measures included in this Annual Report should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
Refer to the Supplementary Financial Information section of this report for a full reconciliation of our reported GAAP results to our pro forma comparable non-GAAP results.
The following terms used in this Annual Report are defined as follows:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 31 December 2016.
‘Pro forma’ includes certain adjustments to reported results that are of a nature and on a basis consistent with Article 11 of Regulation S-X, but with an abbreviated presentation to facilitate the discussion. In doing so, the results of CCE, Germany and Iberia have been included as if the Merger had occurred at the beginning of the period presented along with acquisition accounting for all periods presented and the additional debt financing costs incurred by CCEP in connection with the Merger.
‘Pro forma Comparable’ represents the pro forma results excluding the items impacting comparability during the periods presented for CCE, Germany and Iberia. Such items relate to items affecting comparability of year over year financial performance including merger and integration costs, restructuring costs, out of period mark-to-market impact of hedges and inventory step up related to acquisition accounting. A reconciliation of items impacting comparability to the directly related GAAP measure is presented.

P a g e | 15

‘Fx-Neutral’ represents the pro forma comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

Key Financial Measures Unaudited, FX impact calculated by recasting current year results at prior year rates	Year Ended 31 December 2016
	€ million			% change vs. prior year
	As Reported	Pro forma Comparable	Fx-Impact	As Reported	Pro forma Comparable	Fx-Impact	Pro forma Comparable Fx‑Neutral
Revenue	9,133	10,865	(288)	44.5%	(1.5)%	(2.5)%	1.0%
Cost of sales	5,584	6,575	(171)	39.0%	(2.0)%	(2.5)%	0.5%
Operating expenses	2,698	2,901	(66)	73.5%	(2.0)%	(2.5)%	0.5%
Operating profit	851	1,389	(51)	12.0%	1.0%	(4.0)%	5.0%
Profit after taxes	549	938	(39)	6.5%	13.0%	(4.5)%	17.5%
Diluted earnings per share (€)	1.42	1.92	(0.08)	(35.0)%	13.0%	(4.5)%	17.5%
The information below contains forward-looking statements, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of CCEP. You are urged to read the cautionary statement regarding forward-looking statements on page 200 and Risk factors on page 27-35, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Operational Review
During 2016, we successfully brought together the businesses of Coca-Cola European Partners, while delivering our growth objectives for revenue, profit, and diluted earnings per share. As we worked to integrate our business in 2016, we remained focused on driving core revenue, operating profit, and improving profit margins. These results were driven by strong field level execution by our employees, solid marketing initiatives, and the benefits of improved weather in key months.
Key operating factors during the year included modest price/mix per case growth that was slightly ahead of cost of sales per case growth, coupled with a 0.5 percent increase in volume off and post-merger synergies benefits, all partially offset by the impact of a sustained, challenging consumer environment.
We delivered full-year 2016 diluted earnings per share of €1.42 on a reported basis, or €1.92 on a pro forma comparable basis. Currency translation had a negative impact of approximately €0.08 on full-year pro forma comparable diluted earnings per share. Full-year 2016 reported operating profit totalled €851 million, up 12.0 percent vs. prior year, reflecting the inclusion of Germany and Iberia in 2016. Pro forma comparable operating profit was €1.4 billion, up 1.0 percent, or up 5.0 percent on a pro forma comparable and fx-neutral basis.
Revenue
Full-year reported revenue totalled €9.1 billion, up 44.5 percent vs. prior year, driven by the inclusion of Germany and Iberia in 2016. Pro forma revenue was €10.9 billion, down 1.5 percent vs. prior year, or up 1.0 percent on a pro forma and fx-neutral basis. Revenue per unit case grew slightly on a pro forma comparable and fx-neutral basis. Volume increased 0.5 percent on a pro forma comparable basis.

Revenue In millions of €, except per case data which is calculated prior to rounding	Year ended
	31 December 2016	31 December 2015	% Change
As reported	9,133	6,329	44.5%
Add: Pro forma Germany & Iberia(A)	1,732	4,714	n/a
Pro forma comparable	10,865	11,043	(1.5)%
Adjust: Impact of fx changes	288	n/a	2.5%
Pro forma comparable & fx-neutral	11,153	11,043	1.0%
Revenue per unit case	4.46	4.45	0.5%
___________________________
(A) Adjustments to reflect Germany and Iberia revenue as if the Merger had occurred at the beginning of each period. For the full year 2016 this includes the period from 1 January through 27 May and for the full year 2015 this includes the period from 1 January through 31 December.

P a g e | 16

On a territory basis, Iberia revenues were up 3.5 percent with both revenue per unit case and volume growth. Iberia benefited from favourable weather during the key selling season, solid execution throughout the year, and strong growth of Coca-Cola Zero Sugar and the addition of Monster brands. Revenue in Germany declined 1.0 percent, reflecting the impact of a transition to recyclable PET from returnable PET early in the year, promotional plans throughout the year, and negative channel mix with growth in the home channel and declines in the cold channel, all partially offset by positive volume growth. Great Britain revenues were down 12.0 percent for the year, which included an 11.0 percent negative impact due to the decline in the British pound vs. the Euro. Operationally, the first half of the year was negatively impacted by a temporary supply chain disruption related to the implementation of new software programmes and processes and an ongoing competitive environment. Great Britain saw improved performance in the second half of the year with both price/mix and volume growth. Strong execution and the introduction of Coca-Cola Zero Sugar, which increased more than 30 percent year-over-year in Great Britain, were key drivers of second half performance. Revenue in France declined 1.5 percent during the year, driven by challenging weather, the economic impact of a decline in tourist travel, and soft category conditions in the first half of the year, offset partially by improved price/mix and volume growth in the second half of the year supported by promotional timing, execution and more favourable weather. Revenue in the Northern European territories (Belgium/Luxembourg/Netherlands, Iceland, Norway and Sweden) grew approximately 3.0 percent led by solid growth in Belgium/Luxembourg/Netherlands and Norway and the inclusion of Iceland.

	Year ended
Revenue by Geography Pro forma Comparable	31 December 2016 % of Total	31 December 2015 % of Total	% Change

Spain/Portugal/Andorra(A)	24.0%	23.0%	3.5%
Germany	20.0%	20.0%	(1.0)%
Great Britain	19.0%	21.5%	(12.0)%
France/Monaco	16.5%	16.5%	(1.5)%
Belgium/Luxembourg/Netherlands	13.0%	12.5%	0.5%
Norway	4.0%	3.5%	1.0%
Sweden	3.0%	3.0%	3.5%
Iceland	0.5%	—%	—%
Total	100.0%	100.0%	(1.5)%
___________________________
(A) Also referred to as Iberia.
As for volume, total full-year 2016 volume grew 0.5 percent on a pro forma basis and 0.5 percent on a pro forma and comparable basis as the one fewer selling day in the first quarter was offset by the one additional selling day in the fourth quarter. A challenging consumer environment, improved weather in key selling months, and other operating factors highlighted above, combined to limit volume results.

Pro forma Volume - Selling Day Shift In millions of unit cases, prior year volume recast using current year selling days	Year ended
	31 December 2016	31 December 2015	% Change
Volume	2,502	2,484	0.5%
Impact of selling day shift	n/a	n/a	n/a
Pro forma comparable volume	2,502	2,484	0.5%
Full-year sparkling brands grew 0.5 percent. Coca-Cola trademark declined approximately 1.0 percent, with approximately 10.0 percent growth in Coca-Cola Zero Sugar, offset by declines in other trademark brands. Sparkling flavours and energy grew 5.0 percent with continued strong growth in energy and solid growth in Fanta, Vio Bio sparkling, and Sprite. Energy is benefiting from year-over-year comparisons as we have not yet lapped the newly acquired distribution of Monster in Germany, Norway and Spain. Still brands grew 2.0 percent with water brands up 3.5 percent benefiting from Smartwater, Vio, Chaudfontaine and Aquabona. All other stills were flat as solid growth in teas and sport drinks were offset by declines in juice drinks.

P a g e | 17

	Year Ended
Pro Forma Volume by Brand Category	31 December 2016 % of Total	31 December 2015 % of Total	% Change

Sparkling	85.5%	85.5%	0.5%
Coca-Cola Trademark	64.5%	65.5%	(1.0)%
Sparkling Flavours and Energy	21.0%	20.0%	5.0%
Stills	14.5%	14.5%	2.0%
Juice, Isotonics and Other	7.5%	7.5%	—%
Water	7.0%	7.0%	3.5%
Total	100.0%	100.0%	0.5%
Cost of Sales
Full-year 2016 reported cost of sales totalled €5.6 billion, up 39.0 percent vs. prior year, driven by the inclusion of Germany and Iberia in 2016. Pro forma comparable cost of sales totalled €6.6 billion, down 2.0 percent vs. prior year, or up 0.5 percent on a pro forma comparable and fx-neutral basis driven in part by volume growth. Full-year cost of sales per unit case was flat on a pro forma comparable and fx-neutral basis. This reflects the year-over-year impact of mix, the increase in commodity costs, notably sweetener and PET, all offset by an overall net modest decline in all other cost of sales. Though the current cost environment remains favourable, we will continue to execute our risk management strategy through the use of supplier agreements and hedging instruments designed to mitigate our exposure to commodity price volatility.

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Year ended
	31 December 2016	31 December 2015	% Change
As reported	5,584	4,017	39.0%
Add: Pro forma Germany & Iberia(A)	982	2,734	n/a
Adjust: Acquisition accounting	32	27	n/a
Adjust: Total items impacting comparability	(23)	(67)	n/a
Pro forma comparable	6,575	6,711	(2.0)%
Adjust: Impact of fx changes	171	n/a	2.5%
Pro forma comparable & fx-neutral	6,746	6,711	0.5%
Cost of sales per unit case	2.70	2.70	—%
___________________________
(A) Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of each period. For the full year 2016 this includes the period from 1 January through 27 May and for the full year 2015 this includes the period from 1 January through 31 December.

P a g e | 18

Operating Expenses
Full-year 2016 reported operating expenses totalled €2.7 billion, up 73.5 percent vs. prior year, reflecting the inclusion of Germany and Iberia in 2016. Pro forma comparable operating expenses were €2.9 billion, down 2.0 percent or up 0.5 percent on a pro forma comparable and fx-neutral basis. This includes the impact of volume growth and wage inflation, partially offset by the benefits of restructuring.

Operating Expenses In millions of € except % change	Year ended
	31 December 2016	31 December 2015	% Change
As reported	2,698	1,553	73.5%
Add: Pro forma Germany & Iberia(A)	905	1,832	n/a
Adjust: Acquisition accounting	(4)	(5)	n/a
Adjust: Total items impacting comparability	(698)	(420)	n/a
Pro forma comparable	2,901	2,960	(2.0)%
Adjust: Impact of fx changes	66	n/a	2.5%
Pro forma comparable fx-neutral	2,967	2,960	0.5%
___________________________
(A) Adjustments to reflect Germany and Iberia operating expenses as if the Merger had occurred at the beginning of each period. For the full year 2016 this includes the period from 1 January through 27 May and for the full year 2015 this includes the period from 1 January through 31 December.
Restructuring and Synergy Update
Restructuring Charges
During the full-year 2016, on a pro forma comparable basis, we recognized restructuring charges totalling €560 million, which includes amounts related to Germany and Iberia in-flight initiatives prior to the Merger. This included €300 million of pre-merger charges, €45 million of post-merger charges during the first half of 2016, and €215 million of post-merger charges during the second half of 2016. The post-merger charges principally related to restructuring proposals announced in October 2016, including those related to further supply chain improvements including network optimisation, productivity initiatives, continued facility rationalisation in Germany, and end-to-end supply chain organisational design. These announcements also include transferring of Germany transactional related activities to our shared services centre in Sofia, Bulgaria, and other central function initiatives.
Synergy Tracking
We remain on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. We achieved €35 million in the second half of 2016, and we expect to exit 2017 with run-rate savings of approximately one-half of our total target. Cash cost to achieve these synergies are expected to be approximately 2 1/4 times expected savings. This includes post-merger cash costs associated with pre-merger close accruals.
Financial Position

In millions of € Assets	31 December 2016	1 July 2016	31 December 2015
Total non-current assets	15,143	14,877	5,113
Total current assets	3,425	3,858	1,883
Total Assets	18,568	18,735	6,996
Liabilities
Total non-current liabilities	8,355	8,970	4,119
Total current liabilities	3,752	3,469	2,006
Total Liabilities	12,107	12,439	6,125
Total Equity	6,461	6,296	871

Total Equity and Liabilities	18,568	18,735	6,996
Prior to the Merger, the financial position only included the assets and liabilities of CCE. Upon the consummation of the Merger on 28 May 2016, the financial position of CCEP also included the provisional fair values of assets and liabilities of Germany and Iberia and the related merger financing arrangements. Between 31 December 2015 and 1 July 2016, total assets increased by €11.7 billion, primarily due to asset additions of €9.4 billion from Germany and Iberia, and €2.3 billion of goodwill generated from the Merger. These asset additions included €5.4 billion of distribution rights, €2.2 billion of property, plant and equipment, €0.8 billion of trade accounts receivable, €0.4 billion of inventories and €0.6 billion of other assets acquired from Germany and Iberia. Total liabilities increased over the same period by €6.3 billion primarily due to €3.3 billion

P a g e | 19

of liabilities assumed from Germany and Iberia, including €1.6 billion of deferred tax liabilities, €1.0 billion of trade payables assumed, and €3.2 billion of Merger financing activities. In order to finance the return of capital to CCE shareholders in connection with the Merger, the Group issued €2.2 billion Eurobond notes due between November 2017 and May 2028, and a €1.0 billion floating rate bank term loan in May 2016.
From the period 1 July 2016 through to 31 December 2016, non current assets increased by €266 million, or 2.0 percent, primarily driven by updated acquisition accounting during the period that led to an increase in goodwill of €184 million.
Total current assets reduced by €433 million, or 11.0 percent, over the same period, primarily due to seasonality impacts driving reductions in trade accounts receivable of €267 million and inventories of €96 million.
Between the same period, total non current liabilities decreased by €615 million, or 7.0 percent, driven by the reclassification from non-current borrowings to current borrowings of €350 million 3.13% Notes due 2017 and €500 million floating rate Notes due 2017, partially offset by increases in other non-current liabilities and negative currency impacts on our US Dollar denominated notes.
Total current liabilities increased by €283 million, or 8.0 percent, during the same period reflecting the reclassification of non-current to current borrowing described earlier, partially offset by the repayment of $250 million 2.0% notes maturing in August 2016 and the repayment of a €200 million credit facility during the period.
Liquidity and Capital Management
Liquidity
Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity.
We have amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of ten banks. This credit facility matures in 2021 and is for general corporate purposes and supporting our working capital needs. Our current credit facility contains no financial covenants that would impact our liquidity or access to capital. As at 31 December 2016, we had no amounts drawn under this credit facility.
Capital Management
The primary objective of our capital management strategy is to ensure strong credit ratings and appropriate capital ratios are maintained in order to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. Currently, our long-term ratings from Moody’s and Standard & Poor’s (S&P), are A3 and BBB+ respectively. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies.
Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy. Capital is monitored using a net debt to adjusted EBITDA ratio. Net debt is calculated as being the net of cash and cash equivalents and currency adjusted borrowings. Adjusted EBITDA is calculated as EBITDA, before adding back certain non-recurring expense items such as restructuring charges and out of period mark to market effects. We regularly assess debt and equity capital levels against our stated policy for capital structure.
For 2016, we have provided a pro forma calculation for our net debt to adjusted EBITDA ratio as if the Merger had occurred at the beginning of 2016. We believe this calculation allows for a better understanding of our capital position in the context of CCEP. We expect year-end net debt to EBITDA for 2017 to be under 3 times.

P a g e | 20

In millions of € (except ratio information)	31 December 2016	Credit Ratings	Moody’s	Standard & Poor’s

Net debt:
Total borrowings	6,437	Long-term rating	A3	BBB+
Less: fx impact of non-EUR borrowings	57	Outlook	Stable	Stable
Adjusted total borrowings	6,380
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	386
Net debt	5,994

Adjusted EBITDA (Pro forma):
Pro forma comparable operating profit	1,389
Add: depreciation and amortization(1)	463
Add: Share based payment expense	42
Adjusted EBITDA (Pro forma)(2)	1,894

Net debt to Adjusted EBITDA (Pro forma)	3.2
(1) Includes pre-Merger depreciation and amortisation related to Germany and Iberia
(2) Adjusted EBITDA (Pro forma) has been calculated assuming the Merger occurred at the beginning of 2016. Adjusted EBITDA calculated from the actual Merger date of 28 May 2016 has not been presented as the resulting ratio would not provide meaningful information in evaluating the performance of the Group in the current year. A reconciliation of Pro forma comparable operating profit (presented in the table above) to the 2016 As Reported operating profit is provided within Supplementary Information - Income Statement Full Year.
Dividends
In September 2016 and December 2016, the Board authorised a quarterly dividend of €0.17 per share, equivalent to an annualised dividend of €0.68 per share. In March 2017, the Board increased our quarterly dividend by more than 20 percent to €0.21 per share, equivalent to an annualised dividend of €0.84 per share. This is in line with our commitment to deliver long-term value to shareholders and our stated objectives of an initial dividend pay-out ratio in the 30 percent to 40 percent of profit after taxes.
Looking Ahead
For 2017, we expect modest low single-digit revenue growth, with operating profit and diluted earnings per share growth in high single-digits. Excluding synergies, we expect core operating profit growth to modestly exceed revenue growth. Each of these growth figures are on a comparable and fx-neutral basis when compared to the 2016 pro forma comparable results. At recent rates, currency translation would reduce 2017 full-year diluted earnings per share by approximately 2.0 percent.
We expect 2017 free cash flow (defined as net cash flows from operating activities less capital expenditures and interest paid, plus proceeds from capital disposals) in a range of €700 million to €800 million, including the expected benefit from improved working capital offset by the impact of restructuring and integration costs. Capital expenditures are expected to be in a range of €575 million to €625 million, including €75 million to €100 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2.0 percent. The comparable effective tax rate for 2017 is expected to be in a range of 24 percent to 26 percent. We do not expect to repurchase shares in 2017.
We remain on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, we expect to exit 2017 with run-rate savings of approximately one-half of the target. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-merger close accruals. Given these factors, currency exchange rates, and our outlook for 2017, we expect year-end net debt to EBITDA for 2017 to be under 3 times.

P a g e | 21

Non-Financial Performance Indicators
As a new business, we have been developing consistent measures and consolidated reporting for key nonfinancial performance indicators. We are focusing our efforts on our most material issues - ensuring our portfolio meets the changing needs of our consumers, that our packaging is as sustainable as possible, that we are able to reduce our carbon, energy and water impacts, that we source our raw materials and agricultural ingredients sustainably, that we are able to ensure the safety and wellbeing of our employees, and that we continue to be a force for good in the local communities in which our products are manufactured, distributed and sold.
We are currently focused on developing a new set of sustainability commitments and targets which will enable us to respond to the social and environmental issues we face, meet our stakeholders’ expectations and drive value for our business. This work is being undertaken in partnership with The Coca-Cola Company and will result in a refreshed sustainability strategy for the Coca-Cola system in Western Europe. Our strategy will be informed by a programme of stakeholder outreach to understand clearly what our consumers, customers, employees and stakeholders expect of us. We expect to be able to share a new set of sustainability commitments and targets in the second half of 2017.
We are currently establishing a baseline across these areas, and later this year, will publish CCEP’s first sustainability report. Two areas of fundamental importance to our continued success are our employees’ wellbeing and safety, and our efficient use of natural resources, such as energy and water. We aim to achieve world-class safety standards and a zero accident workplace. Our lost-time incident rate in 2016 was 1.66 accidents per 100 full-time equivalent employees.
We aim to reduce the carbon impact of our core business operations. To do this, we are working to improve the energy efficiency of our manufacturing operations, and increase our use of renewable and low-carbon energy sources. In 2016, we used 0.32 megajoules of energy per litre of product produced.
We also aim to minimise water impacts in our value chain and establish a water sustainable operation. We are reducing the amount of water we use in our manufacturing operations by becoming more water efficient and investing in water-saving technology. In 2016, we used 1.61 litres of water per litre of product produced. Information about greenhouse gas emissions is set out on page 81 of the Directors’ Report. Information about employee gender diversity is required to be included in the Strategic Report: as of 31 December 2016, total employees, including part time employees and employees on leave of absence, were 18,851 men (77%) and 5,653 women (23%). The Board has 14 men (82%) and three women (18%), while 60 men (83%) and 12 women (17%) are directors of subsidiary companies. There are 378 men (78%) and 109 women (22%) within senior management, which category includes all employees classed as executives, senior leadership and leadership and there are in addition 18,473 men (77%) and 5,544 women (23%) also employed within the Group.

P a g e | 22

Supplementary Financial Information - Income Statement Full Year
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the full year ended 31 December 2016 and 31 December 2015:

Full Year 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	9,133	1,732	—	—	10,865	—	10,865
Cost of sales	5,584	982	32	—	6,598	(23)	6,575
Gross profit	3,549	750	(32)	—	4,267	23	4,290
Operating expenses	2,698	905	(4)	—	3,599	(698)	2,901
Operating profit	851	(155)	(28)	—	668	721	1,389
Total finance costs, net	123	(1)	—	13	135	(5)	130
Non-operating items	9	(1)	—	—	8	—	8
Profit before taxes	719	(153)	(28)	(13)	525	726	1,251
Taxes	170	(16)	(8)	(3)	143	170	313
Profit after taxes	549	(137)	(20)	(10)	382	556	938

Diluted earnings per share (€)	1.42						1.92

Reported diluted common shares outstanding							385
Adjust: Pro forma capital structure share impact related to the Merger							103
Pro forma comparable diluted common shares outstanding							488

Full Year 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	6,329	4,714	—	—	11,043	—	11,043
Cost of sales	4,017	2,734	27	—	6,778	(67)	6,711
Gross profit	2,312	1,980	(27)	—	4,265	67	4,332
Operating expenses	1,553	1,832	(5)	—	3,380	(420)	2,960
Operating profit	759	148	(22)	—	885	487	1,372
Total finance costs, net	109	6	—	46	161	—	161
Non-operating items	5	6	—	—	11	—	11
Profit before taxes	645	136	(22)	(46)	713	487	1,200
Taxes	130	73	(7)	(12)	184	185	369
Profit after taxes	515	63	(15)	(34)	529	302	831

Diluted earnings per share (€)	2.19						1.70

Reported diluted common shares outstanding							235
Adjust: Pro forma capital structure share impact related to the Merger							254
Pro forma comparable diluted common shares outstanding							489
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the full year 2016 this includes the period from 1 January through 27 May 2016, and for the full year 2015 this includes the period from 1 January through 31 December.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For the full year 2016 this includes the period from 1 January through 28 May 2016, and for the full year 2015 this includes the period from 1 January through 31 December. For 2015, the pro forma interest adjustment was calculated using a 1.0 percent interest rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

P a g e | 23

Items Impacting Comparability Unaudited, in millions of €	Full Year 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	18	(13)	—	(28)	—	(23)
Gross profit	(18)	13	—	28	—	23
Operating expenses	17	(547)	(168)	—	—	(698)
Operating profit	(35)	560	168	28	—	721
Total finance costs, net	—	—	(5)	—	—	(5)
Non-operating items	—	—	—	—	—	—
Profit before taxes	(35)	560	173	28	—	726
Taxes	(9)	156	39	7	(23)	170
Profit after taxes	(26)	404	134	21	23	556

Items Impacting Comparability Unaudited, in millions of €	Full Year 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Gain on Property Sale(4)	Inventory Step Up Costs(5)	Net Tax Items(6)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—	—
Cost of sales	(18)	(22)	—	—	(27)	—	(67)
Gross profit	18	22	—	—	27	—	67
Operating expenses	(8)	(362)	(59)	9	—	—	(420)
Operating profit	26	384	59	(9)	27	—	487
Total finance costs, net	—	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—	—
Profit before taxes	26	384	59	(9)	27	—	487
Taxes	11	110	17	(3)	7	43	185
Profit after taxes	15	274	42	(6)	20	(43)	302
___________________________
(1)     Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
(2)     Amounts represent nonrecurring restructuring charges incurred by CCE, Germany and Iberia.
(3)     Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.
(4)     Amount represents the gain associated with the sale of a surplus facility in Great Britain.

(5)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(6)
Amounts represent the deferred tax impact related to income tax rate and law changes. For 2016, amounts also ncludes the tax impact of applying the full year pro forma tax rate to the quarterly profit before taxes.

P a g e | 24

Principal Risks and Uncertainties
Our Approach to Risk

The Directors recognise that the Group’s risk management programme is essential to understand the nature, scope, potential likelihood and impact of enterprise-wide risks and to manage them effectively, responding appropriately to the changing risk profile of our operating environment. The Directors believe a strong risk culture with a clear risk management programme within CCEP will ensure well-informed business decisions are taken and risks are actively managed throughout the Group.
To ensure that the Directors have sufficient visibility of the principal risks that could impact the Group’s strategic priorities and how they are being monitored and managed, the Group has an enterprise-wide Risk Management programme. The approach has two complementary elements, a top-down strategic view of risk at the enterprise level and a bottom-up tactical view of risk at the operational level. Our risk governance framework includes a Risk Committee comprised of members of our Leadership Team and other senior leaders where risks are reported and reviewed and sub-committees at the local Business Unit level managing local operational risks.
In 2016, following the creation of CCEP, the Company put in place a new Risk Management structure led by a Chief Compliance and Risk Officer reporting to the General Counsel, with a dedicated Enterprise Risk Management Team. The Chief Compliance and Risk Officer also manages incident management, business continuity and compliance, so has a holistic view of risk management across the Group.
The first, strategic enterprise-wide risk assessment was conducted, resulting in identification of CCEP’s Enterprise Risks and understanding of how they are being managed. The most impactful of the identified risks form the Principal Risks detailed below. Board and Audit Committee members and members of the Leadership Team are interviewed as part of the Strategic Enterprise Risk Assessment process. The results of the Strategic Risk Assessment and the Principal Risks were reviewed by the Audit Committee and the Board of Directors in December 2016.
Each year, to complement the top-down strategic risk view, bottom-up risk assessments will be performed to provide a detailed view of more tactical risks at the operational level. Each Business Unit will have a Risk Committee reporting to its Leadership Team to review risks and incidents and to ensure risk management is incorporated into day to day business operations.
The Board will consider the level of risk it is prepared to accept in order to deliver the Group’s strategic objectives. This will be documented in our internal Risk Appetite statement which will describe both our current and our desired levels of acceptable risk. The Company has engaged external risk management expertise to support the design, implementation and execution of the Group’s new risk management programme.
Principal Risks
The 2016 Half Yearly Financial Report included a summary of the Principal Risks of the Group as prepared on a preliminary basis using the risk frameworks in existence at each of CCE, CCIP and CCEG prior to the Merger. The first CCEP strategic Enterprise Risk Assessment identified a small number of material changes to those Principal Risks:

•	One new risk appears:

◦	‘Cyber and Social Engineering Attacks’

•	Several risks have been combined:

◦	‘Negative Category Perception’ and ‘Misalignment of Portfolio with Consumer Preferences’ have become ‘Changing Consumer Preferences and the Health Impact of Soft Drinks’

◦	‘Ineffective Business Transformation’ and ‘Realisation of Synergy Savings’ have become ‘Business Integration and Synergy Savings’

◦	’Ineffective Price Realisation’ and ‘Conflicts in Customer Relationships’ have become ‘Market’
As CCEP has no benchmark against which to compare, commentary has not been included on whether each risk exposure has increased, decreased or remained unchanged: this will be included in the 2017 Annual Report.
Set out below are the principal risks and uncertainties that could materially and adversely affect our business or could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other public statements we make. The Directors have carried out a robust assessment of the principal risks facing the Group; however the list below is not intended to include all risks that could ultimately impact the Group and is presented below in no particular order:

P a g e | 25

Principal Risk	Definition and Impact	Key Mitigation
Changing Consumer Preferences and the Health Impact of Soft Drinks
We distribute products containing sugar, alternative sweeteners and other ingredients which are increasingly viewed negatively by consumers, public health and government officials, and non-governmental organisations as a result of factors such as healthy lifestyle campaigns, increased media scrutiny and greater awareness through social media. This exposes us to the risk that we will be unable to counteract this negative category perception effectively or evolve our product portfolio quickly enough to satisfy changes in consumer preferences. As a result, consumer preferences may continue to shift towards less valuable beverage segments and we could experience sustained decline in sales volume which could impact our financial results and business performance.
		•	Reducing calorie content of our products, through:
° Product and pack innovation and reformulation
° Managing our product-mix in favour of no and low calorie products
° Introducing smaller pack sizes
		•	EU wide soft drink industry calorie reduction commitment within trade association UNESDA
		•	Dialogue with government representatives, NGOs, local communities and customers
		•	Employee communication and education
		•	On-pack communication of product and nutritional information
		•	Responsible sales and marketing
Legal and Regulatory Intervention
Our products contain certain ingredients (e.g. sugar and alternative sweeteners) and packaging components and are distributed through various channels that are subject to governmental oversight. This exposes us to the risk of regulatory changes that may adversely impact our business. As a result, we could face new or higher taxes, stricter sales and marketing controls, or other punitive actions from regulators or legislative bodies that negatively impact our licence to operate.
		•	Continued packaging sustainability programme focusing on:
° Continued drive towards higher collection and recycling rates
° Use of recycled and renewable materials
° Support for anti-litter programmes
		•	Measures set out above in relation to changing consumer preferences and the health impact of soft drinks
Business Integration and Synergy Savings
We have a growing business integration agenda, synergy savings commitment, cultural integration and other initiatives to generate growth, which exposes us to the risk of ineffective implementation, a diversion of management's focus away from our core business, not delivering the full benefits of a single organisation and declining employee engagement. As a result, we may not realise value creation from these initiatives or execute our business plans effectively, we may experience damage to our corporate reputation, a decline in our share price, industrial action and disruption to our operations.
		•	Dedicated integration management office with leads in all BUs and Functions
		•	Leadership Team driving alignment between BUs and Functions
		•	Clear governance model, regular integration review ensuring effective steering, high visibility and quick decision making
		•	Common standards for project management methodology
		•	Regular Leadership Team and Board reviews and approvals
Cyber and Social Engineering Attacks
We rely upon a complex IT landscape, using both internally and externally provided systems which are potentially vulnerable to the increasing prevalence of security and cyber threats, as well as user behaviour. This threat profile is dynamically changing as potential attackers’ skill and tools advance. This exposes us to the risk of unauthorised data access, compromised data accuracy and confidentiality, and the loss of system operation. As a result, we could experience disruption to operations, regulatory intervention, or damage to our company reputation.
		•	Proactive monitoring of cyber threats and risk assessments
		•	Business awareness and training on information security
		•	Business continuity and disaster recovery programmes
		•	A programme to find and resolve vulnerabilities is in place
Market
Our success in the market depends on our ability to build strong customer relationships, to realise price increases and on the actions taken by our competitors. This exposes us to the risk that market forces may limit our ability to execute our business plans effectively. As a result, we may be unable to expand margins, increase market share, or negotiate with customers effectively.
		•	Shopper insights and price elasticity assessments
		•	Pack and product innovation
		•	Promotional strategy
		•	Commercial policy
		•	Collaborative category planning with customers
		•	Growth centric customer investment policies
		•	Joint customer and CCEP business development plans
		•	Diversification of portfolio and customer base
		•	Realistic budgeting routines and targets
		•	Investment in key account development and category planning
General Economic Conditions
We operate in the consumer goods industry, which exposes us to the risk our customers, consumers, or the marketplace in general may be impacted by adverse changes in economic conditions, driving a reduction of spend within our category or increases in cost. As a result, we could experience lower demand for our products and not meet our growth objectives or suffer pressure on margins. The UK’s planned exit from the European Union is likely to cause fluctuations in currency in a key market and could drive commercial uncertainty and loss of consumer confidence.
		•	Diversified product portfolio and the geographic diversity of our operations assist in mitigating the Group’s exposure to any localised economic risk
		•	Our flexible business model allows us to adapt our portfolio to suit our customer’s changing needs during economic downturns
		•	We regularly update our forecast of business results and cash flows and, where necessary, rebalance capital investments

P a g e | 26

Principal Risk	Definition and Impact	Key Mitigation
Alignment of Strategic Objectives with TCCC and Franchisors
We conduct our business primarily under agreements with TCCC and other franchisors, which exposes us to the risk of misaligned incentives or strategy, particularly during periods of low category growth. As a result, TCCC or other franchisors could act adversely to our interests with respect to our business relationship.
		•	The Coca-Cola Company and bottler agreements
		•	Incidence pricing agreement
		•	Aligned long range planning and annual business planning processes
		•	On-going pan-European and local routines between CCEP and franchise partners
		•	Positive relationships at all levels
Product Quality
We must adhere to strict food safety requirements to ensure our beverages are safe for consumption, while at the same time producing a wide range of products, which exposes us to the risk of failing to meet, or being perceived to fail to meet, the necessary standards resulting in compromised product quality. As a result, we could experience damage to our brand reputation and witness declining consumer sentiment towards our products.
		•	The Coca-Cola Company standards and audits
		•	Hygiene regimes at plants
		•	Total quality monitoring programme
		•	Robust management systems
		•	ISO certification
		•	Internal Governance audits
		•	Quality monitoring plan
		•	Customer and consumer monitoring and feedback
		•	Incident management and crisis resolution
These are our Principal Risks. However we are well aware of our other operational risks such as Health and Safety of our employees which are regularly monitored, mitigated and addressed as part of our daily routines. A detailed discussion of the principal and other risks follows on page 27.
Viability Statement

In accordance with provision C2.2 of the UK Corporate Governance Code (the Code), the Directors intend to assess the viability of the Group over a period of three years, which corresponds to the Group’s normal long-range planning cycle. For this year, however, the Directors carried out a review covering a period of four years through December 2020. The Directors selected the four-year period for this year’s assessment since it aligned with the strategic planning period that was prepared and reviewed by management and the Board in connection with the formation of the Group in 2016.
The assessment conducted considered the Group’s prospects related to revenue, operating profit, EBITDA, and free cash flow. The Directors considered the maturity dates for the Group’s debt obligations and its access to public and private debt markets, including its committed multi-currency credit facility. The Directors also carried out a robust review and analysis of the principal risks facing the Group including those risks that could materially and adversely affect the Group’s business model, future performance, solvency, and liquidity.
Stress testing was performed on a number of scenarios including the impact of multiple scenarios happening simultaneously. In each scenario, different estimates for operating income and free cash flow were forecasted. Among other considerations, these scenarios incorporated the potential downside impact of the Group’s principal risks including those related to:

•	changing consumer preferences and the health impact of soft drinks

•	regulatory intervention such as sugar taxes

•	the Group’s ability to successfully integrate and deliver synergy savings

•	the risk of a significant product quality issue or recall
Based on the Group’s current financial position, stable cash generation, and access to liquidity, the Directors concluded that the Group is well positioned to manage effectively its principal risks and potential downside impact of such risks materialising to ensure solvency and liquidity over the assessment period. From a qualitative perspective, the Directors also took into consideration the past experience of managing through adverse conditions that each of the predecessor companies that formed the Group had and the Group’s strong relationship and position within the Coca-Cola system. The Directors considered the extreme measures the Group could take in the event of a crisis including decreasing or stopping non-essential capital investments, decreasing or stopping shareholder dividends, renegotiating commercial terms with customers and suppliers or selling non-essential assets.
Based upon the assessment performed, the Directors confirm that they have a reasonable expectation the Group will be able to continue in operation and meet all its liabilities as they fall due over the four-year period covered by this assessment.

P a g e | 27

Risk Factors
Set out below is a more detailed discussion of the principal risks and other risks facing the Group which could adversely impact us. Additional risks not currently known to us or that we currently deem to be immaterial may also adversely affect our business and financial condition.
Risks Relating to Changing Consumer Preferences and the Health Impact of Soft Drinks
Concerns about health and wellness, including obesity, could have an adverse effect on demand for some of CCEP’s products, and consequently on CCEP’s financial performance.
CCEP is dependent on consumer demand for its products and brands, and changes in consumer preferences toward products or brands not carried by CCEP can negatively affect CCEP’s sales. Consumers and public health and government officials are highly concerned about the public health consequences of obesity, particularly among young people. In this regard, the EU Commission and EU Member States are driving the food and drinks industry to reduce the amount of sugar in products. In February 2017, the Union of European Soft Drinks Associations announced a further commitment to reduce by another 10 percent sugar in soft drinks from 2015 to 2020. Some researchers, health advocates, and dietary guidelines are suggesting that consumption of sugar-sweetened beverages is a primary cause of increased obesity rates and are encouraging consumers to reduce or eliminate consumption of such products. Increasing public concern about obesity and additional governmental regulations concerning the marketing, labelling, packaging, or sale of sugar-sweetened beverages may reduce demand for, or increase the cost of, CCEP’s sugar-sweetened beverages.
Health and wellness trends have resulted in an increased desire for more low-calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, and beverages with natural sweeteners. CCEP’s failure to provide any of these types of products or otherwise satisfy changing consumer preferences relating to non-alcoholic beverages could adversely affect CCEP’s business and financial results.
Risks Relating to Regulatory Intervention
Legislative or regulatory changes (including changes to tax laws) that affect CCEP’s products, distribution, or packaging could reduce demand for its products or increase CCEP’s costs.
CCEP’s business model depends on the availability of its various products and packages in multiple channels and locations to satisfy the needs and preferences of its customers and consumers. Laws that restrict CCEP’s ability to distribute products in certain channels and locations, as well as laws that require deposits for certain types of packages, or those that limit CCEP’s ability to design new packages or market certain packages, could negatively impact CCEP’s financial results. In addition, taxes or other charges imposed on the sale of certain of CCEP’s products could increase costs or cause consumers to purchase fewer of CCEP’s products. Many countries in Europe, including territories in which CCEP operates, are evaluating the implementation of, or increase in, such taxes. For example, Belgium and the Netherlands have increased the excise tax on certain of CCEP’s products effective 1 January 2016. The UK will introduce a sugar levy on soft drinks with effect from April 2018. The levy has been announced as being based on sugar content and to be paid by producers and importers. Between 5 grams and 8 grams of sugar per 100ml the levy will be 18p per litre and for 8 grams and over per 100ml the levy will be 24p per litre. There will be no levy on soft drinks below 5g of sugar per 100ml. In the current draft legislation, there is no exemption for smaller portions. Portugal introduced a soft drinks tax with effect from 1 February 2017.
Additional taxes levied on CCEP could harm CCEP’s financial results.
CCEP’s tax filings for various periods will be subject to audit by tax authorities in most jurisdictions in which CCEP will do business. These audits may result in assessments of additional taxes, as well as interest and/or penalties, and could affect CCEP’s financial results.
Changes in tax laws, regulations, court rulings, related interpretations, and tax accounting standards in countries in which CCEP operates may adversely affect CCEP’s financial results.
Additionally, amounts CCEP may need to repatriate for the payment of dividends, share repurchases, interest on debt, salaries and other costs may be subject to additional taxation when repatriated.
CCEP may be exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.
The Company and its subsidiaries are required to comply with the laws and regulations of the various jurisdictions in which they conduct business, as well as certain laws of other jurisdictions, including the United States. In particular, CCEP’s operations are subject to anti-corruption laws and regulations, such as, among others, the US Foreign Corrupt Practices Act of 1977 (the FCPA), the United Kingdom Bribery Act of 2010 (the Bribery Act), and economic sanctions programmes, including those administered by the United Nations, the EU and the Office of Foreign Assets Control of the US Department of the Treasury (OFAC), and regulations set forth under the US Comprehensive Iran Accountability Divestment Act. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage.
CCEP may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials

P a g e | 28

and are more onerous than the FCPA in a number of respects, including jurisdiction, non-exemption of facilitation payments and penalties. While CCEP does not currently operate in jurisdictions that are subject to territorial sanctions imposed by OFAC or other relevant sanctions authorities, such economic sanctions programmes will restrict CCEP’s ability to engage or confirm business dealings with certain sanctioned countries.
Violations of anti-corruption and sanctions laws and regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have an impact on CCEP’s reputation and consequently on its ability to win future business.
Subsequent to the integration, the Company and its subsidiaries have been working on harmonising their anti-corruption compliance programme including policies, processes and procedures to ensure compliance, to continuously improve systems of internal controls and remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures, once harmonised, will be followed at all times, or effectively detect and prevent violations of the applicable laws by CCEP’s employees, consultants, agents or partners. As a result of any such violation, CCEP could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.
Changes in law could affect CCEP’s status as a foreign corporation for US federal income tax purposes or limit the US tax benefits from CCEP engaging in certain transactions.
A corporation generally is considered a tax resident in the jurisdiction of its organisation or incorporation for US federal income tax purposes. Because CCEP is incorporated under the laws of England and Wales, it would generally be classified as a non-US corporation (and therefore a non-US tax resident) under these rules. However, section 7874 of the US Internal Revenue Code of 1986, as amended (the IRC), provides an exception under which a non-US incorporated entity may, in certain circumstances, be treated as a US corporation for US federal income tax purposes.
Under current law CCEP expects to be treated as a non-US corporation for US federal income tax purposes. However, section 7874 of the IRC and the related US Treasury Regulations are complex and there is limited guidance as to their application. In addition, changes to section 7874 of the IRC or the US Treasury Regulations promulgated thereunder could adversely affect CCEP’s status as a foreign corporation for US federal tax purposes, and any such changes could have prospective or retroactive application. If CCEP were to be treated as a US corporation for US federal income tax purposes, it could be subject to materially greater US tax liability than currently contemplated as a non-US corporation.
Future changes to US, United Kingdom and other tax laws to which CCEP is subject could adversely affect CCEP.
The US Congress, HMRC, the Organisation for Economic Co-operation and Development and other government agencies in jurisdictions where CCEP and its affiliates will conduct business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States, the United Kingdom and other countries in which CCEP and its affiliates do business could change on a prospective or retroactive basis. Any such changes could adversely affect CCEP and its affiliates and there is no assurance that CCEP will be able to maintain any particular worldwide effective corporate tax rate.
CCEP may be subject to US Federal tax withholding as a result of the subscription for CCEP shares in exchange for property.
If certain US Treasury regulations were applicable, CCEP could be treated as having received a distribution as a result of the subscription for CCEP shares by a US company. The amount of such deemed distribution could be substantial, and would be subject to US withholding tax (at a rate of 5 percent) under the United Kingdom-United States Tax Treaty. CCEP does not believe that such regulations apply under the particular facts and circumstances of the Merger.  There can be no assurance, however, that the US Internal Revenue Service will not take a contrary view.
CCEP may be affected by legal and regulatory responses to global issues such as water scarcity and climate change.
Water, which is the primary ingredient in all of CCEP’s products, is vital to its manufacturing processes and is needed to produce the agricultural ingredients that are essential to its business. While water is generally regarded as abundant in Europe, it is a limited resource in many parts of the world, affected by overexploitation, growing population, increasing demand for food products, increasing pollution, poor management, and the effects of climate change. Water scarcity and a deterioration in the quality of available water sources in CCEP’s territories, or its supply chain, even if temporary, may result in increased production costs or capacity constraints, which could adversely affect its ability to produce and sell its beverages and increase its costs.
Political and scientific consensus indicates that increased concentrations of carbon dioxide and other greenhouse gases (GHG), which can be attributed in part to the emissions generated from businesses such as CCEP’s, are leading to gradual rises in global average temperatures. This is influencing global weather patterns and extreme weather conditions around the world. Climate change may also exacerbate water scarcity and cause a further deterioration of water quality in affected regions. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability, or increase the cost, of key raw materials that CCEP uses to produce its products. Additionally, increased frequency of extreme weather events linked to climate change such as storms or floods in CCEP’s territories could have adverse impacts on CCEP’s facilities and distribution network, leading to an increased risk of business disruption.

P a g e | 29

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting GHG emissions. The territories in which CCEP operates have in place a variety of voluntary commitments to reduce GHG emissions in which CCEP participates. Proposals that would impose mandatory requirements on GHG emissions and reduction and reporting continue to be considered by policy makers. Furthermore, climate laws that, directly or indirectly, affect CCEP’s production, distribution, packaging, cost of raw materials, fuel, ingredients, and water could impact CCEP’s business and financial results.
Across many of its geographies, CCEP already has in place a variety of initiatives to address water impacts and reduce GHG emissions across its business and its value chain. This includes initiatives to drive energy and water efficiency, use renewable electricity and use low-carbon technologies at its manufacturing sites and initiatives to reduce the weight of its packaging and use recycled and renewable packaging materials. It also includes initiatives to add energy efficient technologies to its existing refrigeration equipment and use alternative technologies, fuels and transportation to deliver its products.
CCEP is currently reviewing its GHG reduction initiatives and during 2017 intends to set GHG reduction targets and goals that are aligned with the expectations of climate-science and the Paris climate agreement.
Commitments to reduce GHG emissions related to its business operations and potential forthcoming regulatory requirements and stakeholder expectations will necessitate CCEP’s investment in technologies that improve the energy efficiency of its operations and reduce the GHG emissions related to its packaging, cold drinks equipment and transportation. In general, the cost of these types of investments is greater than investments in less energy efficient technologies, and the period of return is often longer. Although CCEP believes these investments will provide long-term benefits, there is a risk that CCEP may not achieve its desired returns.
Risks Relating to Business Integration and Synergy Savings
CCEP may not realise the cost savings, synergies and other benefits expected from the integration. In addition, the integration could cause business disruption.
The integration of three independent companies is a complex, costly and time-consuming process. As a result, CCEP is required to devote significant management attention and resources to integrating the business practices and operations of CCE, CCIP and CCEG. The integration process may disrupt the business of CCEP and, if implemented ineffectively, could preclude realisation of the full benefits expected. The failure of CCEP to meet the challenges involved in successfully integrating the operations of CCE, CCIP and CCEG could cause an interruption of some of the activities of CCEP and could have a material adverse effect on its results of operations. In addition, the overall integration of the three companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention, and may cause CCEP’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organisations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating three unique business cultures;

•	the possibility of assumptions underlying expectations regarding the integration process proving to be incorrect;

•	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	issues in integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities;

•	managing costs or inefficiencies associated with integrating the operations of CCEP; and

•	unforeseen expenses or delays associated with the integration.
Many of these factors are outside of CCEP’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact CCEP’s businesses, financial condition and results of operations. In addition, even if the operations are integrated successfully, CCEP may not realise the full benefits of the integration, including the synergies, cost savings or sales or growth opportunities that the parties expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, there can be no assurance that the expected synergies will be fully realised.

P a g e | 30

CCEP may have difficulty attracting, motivating and retaining executives and other key employees.
CCEP’s success depends in part upon its ability to retain people who were key employees of CCE, CCIP and CCEG prior to the Merger. If there is a departure of key employees, CCEP’s business may be harmed and the integration of CCE, CCIP and CCEG may be more difficult. Furthermore, CCEP may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business, and CCEP’s ability to realise the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labour unions or works councils or integrating employees into CCEP. Accordingly, no assurance can be given that CCEP will be able to attract or retain its employees to the same extent that CCE, CCIP and CCEG were able to attract or retain their own employees in the past, or that CCEP will have the benefit of the on-going employment of current employees following the integration.
There are significant costs involved to realise the synergies.
CCEP has, and will continue to, incur significant nonrecurring costs and expenses associated with the Merger and combining the operations of the three companies. CCEP continues to incur fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. CCEP continues to assess the magnitude of these costs, and additional significant unanticipated costs may be incurred in the integration. The incurrence of these costs may materially impact CCEP’s business, financial condition and results of operations.
Miscalculation of CCEP’s need for infrastructure investment could impact its financial results.
Projected requirements of CCEP’s infrastructure investments, including cold drink equipment, fleet, technology, and production equipment, may differ from actual levels if CCEP’s volume growth or product demands are not as anticipated. CCEP’s infrastructure investments are anticipated to be long-term in nature, and, it is possible that investments may not generate the expected return due to future changes in the marketplace. Significant changes from CCEP’s expected need for and/or returns on these infrastructure investments could adversely affect CCEP’s financial results.
Technology failures could disrupt CCEP’s operations and negatively impact CCEP’s business.
CCEP relies extensively on information technology systems to process, transmit, store, and protect electronic information. For example, CCEP’s production and distribution facilities and inventory management all utilise information technology to maximize efficiencies and minimize costs.
Furthermore, a significant portion of the communications between CCEP’s personnel, customers, and suppliers depends on information technology. CCEP’s information technology systems may be vulnerable to a variety of interruptions due to events that may be beyond CCEP’s control including, but not limited to, natural disasters, telecommunications failures, additional security issues, and other technology failures. The technology and information security processes and disaster recovery plans that CCEP have in place may not be adequate or implemented properly to ensure that CCEP’s operations are not disrupted. In addition, a miscalculation of the level of investment needed to ensure CCEP’s technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in CCEP’s business should the software, hardware, or maintenance of such items become out-of-date or obsolete. Furthermore, when CCEP implements new systems and/or upgrades existing system modules (e.g. SAP), there is a risk that CCEP’s business may be temporarily disrupted during the period of implementation.
Risks Relating to Cyber and Social Engineering Attacks
The occurrence of cyber incidents, or a deficiency in CCEP’s cyber-security, could negatively impact its business by causing a disruption to its operations, a compromise or corruption of its confidential information, and/or damage to its brand image, all of which could negatively impact its financial results.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our data or information systems. More specifically, a cyber-incident is an intentional attack or an unintentional event that can include gaining unauthorised access to systems to disrupt operations, corrupt data, or steal confidential information through terrorist attacks, computer viruses and hackers. As reliance on technology increases, so will the risks posed to CCEP’s systems, both internal and those it may outsource to a third party provider. CCEP’s three primary risks that could result from the occurrence of a cyber-incident include operational interruption, damage to brand image, and private data exposure.

P a g e | 31

Risks Relating to the Market
CCEP may not be able to respond successfully to changes in the marketplace.
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and specialty beverage companies. CCEP’s response to continued and increased competitor and customer consolidations and marketplace competition may result in lower than expected net pricing of its products.
Changes in CCEP’s relationships with large customers may adversely impact CCEP’s financial results.
A significant amount of CCEP’s volume is sold through large retail chains, including supermarkets and wholesalers, many of which are becoming more consolidated and may, at times, seek to use their purchasing power to improve their profitability through lower prices, increased emphasis on generic and other private-label brands, and/or increased promotional programmes. Additionally, competition from hard-discount retailers and online retailers continue to challenge traditional retail outlets, which can increase the pressure on all customer margins, which may then be reflected in pressure on suppliers such as CCEP. In addition, at times, a customer may choose to temporarily stop selling certain of CCEP’s products as a result of a dispute CCEP may be having with that customer. These factors, as well as others, could have a negative impact on the availability of CCEP’s products, as well as its profitability.
Risks Relating to General Economic Conditions
The deterioration of global and local economic conditions could adversely affect CCEP’s business and/or the market price of the Company’s Shares.
The global economy significantly deteriorated beginning in 2008 as a result of an acute financial and liquidity crisis. Concerns over geopolitical issues, the availability and cost of credit, sovereign debt and the instability of the Euro have contributed to increased volatility since then and diminished expectations for the global economy and global capital markets in the future. These factors, combined with declining global business and consumer confidence and rising unemployment, precipitated an economic slowdown and led to a recession and weak economic growth in many economies. This crisis had a global impact, affecting the economies in which CCEP will conduct its operations.
The performance of CCE’s, CCIP’s and CCEG’s businesses has in the past been closely linked to the economic cycle in the countries, regions and cities where each operates. Normally, robust economic growth in those areas where CCE, CCIP and CCEG are located results in greater demand for products, while slow economic growth or economic contraction adversely affects demand for certain products and otherwise adversely affect CCEP’s sales. For example, economic forces may cause consumers to purchase more private-label brands, which are generally sold at a price point lower than CCEP’s products, or to defer or forego purchases of beverage products altogether. Additionally, consumers that do purchase CCEP’s products may choose to shift away from purchasing higher-margin products and packages. Adverse economic conditions could also increase the likelihood of customer delinquencies and bankruptcies, which would increase the risk of uncollectability of certain accounts. Each of these factors could adversely affect CCEP’s revenue, price realisation, gross margins, and/or CCEP’s overall financial condition and operating results and/or the market price of the Company’s Shares.
Economic growth, globally and in the EU, has recovered since then but remains fragile and subject to constraints on private sector lending, concerns about future interest rate increases, and continuing uncertainty about the ultimate resolution of the Eurozone crisis. Sovereign debt concerns, whether real or perceived, could result in limitation on the availability of capital in impacted territories, which may restrict CCEP’s liquidity and negatively impact its financial results.
Continuing disruptions in the global economy and in the global markets may, therefore, have a material adverse effect on CCEP’s business, results of operations and financial condition and/or the market price of the Company’s Shares.
Moreover, even in the absence of a market downturn, CCEP will be exposed to substantial risk stemming from volatility in areas such as consumer spending, capital markets conditions, which affect the business and economic environment and, consequently, may affect the size and profitability of CCEP’s business and/or the market price of the Company’s Shares.
In addition to the international economic situation, political uncertainty could also affect CCEP. Growth of anti-EU political parties, as well as emerging political forces in member states of the EU with alternative economic policies and priorities, and concerns about independence movements within the EU, could affect the economic situation in the Eurozone and could have a material adverse effect on CCEP’s business, results of operations, financial condition and cash flows.
Increases in costs, limitation of supplies, or lower than expected quality, of raw materials could harm CCEP’s financial results.
If there are increases in the costs of raw materials, ingredients, or packaging materials, such as aluminium, steel, sugar, PET (plastic), fuel, or other cost items, and CCEP is unable to pass the increased costs on to its customers in the form of higher prices, CCEP’s financial results could be adversely affected. CCEP uses supplier pricing agreements and derivative financial instruments to manage volatility and market risk with respect to certain commodities. Generally, these hedging instruments establish the purchase price for these commodities in advance of the time of delivery. These pricing positions are taken in-line with a Board’s agreed risk policy and the impact of these positions are known and forecasted in CCEP’s financial results. This may lock CCEP into prices that are ultimately greater or lower than the actual market price at the time of delivery.

P a g e | 32

Due to the increased volatility in commodity prices and tightness of the capital and credit markets, certain of CCEP’s suppliers have restricted CCEP’s ability to hedge prices through supplier agreements. As a result, CCEP has expanded, and expects it will continue to expand, its non-designated hedging programmes.
If suppliers of raw materials, ingredients, packaging materials, or other cost items are affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, insolvency, or other events, and CCEP is unable to obtain the materials from an alternate source, CCEP’s cost of sales, revenues, and ability to manufacture and distribute product could be adversely affected.
Additionally, lower than expected quality of delivered raw materials, ingredients, packaging materials, or finished goods could lead to a disruption in CCEP’s operations as CCEP seeks to substitute these items for ones that conform to its established standards or if CCEP is required to replace under-performing suppliers.
Changes in interest rates or CCEP’s debt rating could harm CCEP’s financial results and financial position.
CCEP is subject to interest rate risk, and changes in CCEP’s debt rating could have a material adverse effect on interest costs and debt financing sources. CCEP’s debt rating can be materially influenced by factors, including its financial performance, acquisitions, and investment decisions, as well as capital management activities of TCCC and/or changes in the debt rating of TCCC.
Changes in the stability of the Euro could significantly impact CCEP’s financial results and ultimately hinder its competitiveness in the marketplace.
There are concerns regarding the short and long-term stability of the Euro and its ability to serve as a single currency for a number of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to local currencies, or, in more extreme circumstances, to exit from the EU, and the Eurozone may be dissolved entirely. Should this occur, the assets CCEP holds in a country that reintroduces local currency could be subject to significant changes in value when expressed in Euro. Furthermore, the full or partial dissolution of the Euro, the exit of one or more EU member states from the EU or the full dissolution of the EU could cause significant volatility and disruption to the global economy, which could impact CCEP’s financial results, including its ability to access capital at acceptable financing costs, the availability of supplies and materials, and the demand for CCEP’s products. Finally, if it becomes necessary for CCEP to conduct its business in additional currencies, it would be subjected to additional earnings volatility as amounts in these currencies are translated into Euros.
The UK’s exit from the EU could impact CCEP’s profits.
CCEP faces potential risks associated with the UK’s vote of 23 June 2016 and the subsequent giving of notice by the UK government on 29 March 2017 to leave the European Union. This action could materially and adversely affect the operational, regulatory, currency, insurance and tax regime to which CCEP is currently subject. It could also result in prolonged uncertainty regarding aspects of the UK economy and damage customers’ and investors’ confidence. The effect of these risks, were they to materialise, could be to increase operating costs for CCEP, restrict the movement of capital and the mobility of personnel, and may also materially affect CCEP’s tax position or business, results of operation and financial position.
Default by or failure of one or more of CCEP’s counterparty financial institutions could cause CCEP to incur losses.
CCEP will be exposed to the risk of default by, or failure of, counterparty financial institutions with which it will do business. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of CCEP’s counterparties were to become insolvent or file for bankruptcy, its ability to recover amounts owed from or held in accounts with such counterparty may be limited. In the event of default by or failure of one or more of its counterparties, CCEP could incur losses, which could negatively impact its results of operations and financial condition.

P a g e | 33

Risks Relating to the Alignment of Strategic Objectives with TCCC and Other Franchisors
CCEP’s business success, including its financial results, depends upon CCEP’s relationship with TCCC.
More than 95 percent of our revenue for the year ended 31 December 2016 was derived from the distribution of beverages under agreements with TCCC. We sell, make and distribute products of TCCC through fixed-term bottling agreements with TCCC, which typically include the following terms:

•
CCEP purchases its entire requirement of concentrates and syrups for Coca-Cola Trademark Beverages (sparkling beverages bearing the trademark “Coca-Cola” or the “Coke” brand name) and Allied Beverages (beverages of TCCC or its subsidiaries that are sparkling beverages, but not Coca-Cola Trademark Beverages or energy drinks) from TCCC at prices, terms of payment, and other terms and conditions of supply determined from time to time by TCCC at its sole discretion;

•
There are no limits on the prices that TCCC may charge for concentrate, except TCCC maintains current effective concentrate incidence at the same levels that CCEP, CCIP and CCEG had in place before the Merger, provided certain specific mutually agreed metrics are achieved;

•
Much of the marketing and promotional support that CCEP receives from TCCC is at TCCC’s discretion. Programmes may contain requirements, or be subject to conditions, established by TCCC that CCEP may not be able to achieve or satisfy. The terms of most of the marketing programmes do not and will not contain an express obligation for TCCC to participate in future programmes or continue past levels of payments into the future;

•
CCEP’s bottling agreements with TCCC are for fixed terms, and most of them are renewable only at the discretion of TCCC at the conclusion of their terms. A decision by TCCC not to renew a fixed-term bottling agreement at the end of its term could substantially and adversely affect CCEP’s financial results; and

•
CCEP is obligated to maintain sound financial capacity to perform its duties, as required and determined by TCCC at its sole discretion. These duties include, but are not limited to, making certain investments in marketing activities to stimulate the demand for products in CCEP’s territories and making infrastructure improvements to ensure CCEP’s facilities and distribution network are capable of handling the demand for these beverages.

Disagreements with TCCC concerning business issues may lead TCCC to act adversely to CCEP’s interests with respect to the relationships described above.
Following the Merger, CCEP may be dependent on TCCC for some period of time for certain specified business and IT services. If TCCC does not satisfactorily provide such services (should they be required by CCEP), it may adversely affect CCEP’s business successes, including its financial results following the Merger.
Risks Relating to Product Quality
If CCEP, TCCC or other licensors and bottlers of products CCEP distributes are unable to maintain a positive brand image or if product liability claims or product recalls are brought against CCEP, TCCC, or other licensors and bottlers of products CCEP distributes, CCEP’s business, financial results, and brand image may be negatively affected.
CCEP’s success will depend on its and TCCC’s products having a positive brand image with customers and consumers. Product quality issues, real or perceived, or allegations of product contamination, even if false or unfounded, could tarnish the image of the affected brands and cause customers and consumers to choose other products. CCEP could be liable if the consumption of its products causes injury or illness. CCEP could also be required to recall products if they become or are perceived to become contaminated or are damaged or mislabelled. A significant product liability or other product-related legal judgement against CCEP or a widespread recall of its products could negatively impact CCEP’s business, financial results, and brand image.
Additionally, adverse publicity surrounding health and wellness concerns, water usage, customer disputes, labour relations, product ingredients, packaging recovery and the environmental impact of products could negatively affect CCEP’s overall reputation and its products’ acceptance by its customers and consumers, even when the publicity results from actions occurring outside CCEP’s territory or control. Similarly, if product quality-related issues arise from products not manufactured by CCEP but imported into a CCEP territory, CCEP’s reputation and consumer goodwill could be damaged.
Furthermore, through the increased use of social media, individuals and non-governmental organisations will have the ability to disseminate their opinions regarding the safety or healthiness of CCEP’s products or CCEP’s financial or tax position to an increasingly wide audience at a faster pace. CCEP’s failure to effectively respond to any negative opinions in a timely manner could harm the perception of its brands and damage its reputation, regardless of the validity of the statements.

P a g e | 34

Other Risks
CCEP’s business is vulnerable to products being imported from outside its territories, which adversely affect CCEP’s sales.
The territories in which CCEP operates are susceptible to the import of products manufactured by bottlers from countries outside CCEP’s territories where prices and costs are lower. In the case of such imports from members of the European Economic Area (EEA), CCEP will generally be prohibited from taking actions to stop such imports. In the case of imports from outside the EEA, CCEP will ask TCCC to buy-back and stop such imports where possible.
Adverse weather conditions could limit the demand for CCEP’s products.
CCEP’s sales are significantly influenced by weather conditions in the markets in which CCEP operates. In particular, due to the seasonality of CCEP’s business, cold or wet weather during the summer months may have a negative impact on the demand for CCEP’s products and contribute to lower sales, which could have an adverse effect on CCEP’s financial results.
Global or regional catastrophic events could impact CCEP’s business and financial results.
CCEP’s business may be affected by major natural disasters, large-scale terrorist acts - especially those directed against CCEP’s territories or other major industrialised countries, loss of key employees, the outbreak or escalation of armed hostilities or widespread outbreaks of infectious disease. Such events in the geographic regions in which CCEP does business could have a material impact on CCEP’s sales volume, cost of sales, earnings, and overall financial condition.
Legal judgements obtained, or claims made, against CCEP’s vendors or suppliers could impact their ability to provide CCEP with agreed upon products and services, which could negatively impact CCEP’s business and financial results.
Many of CCEP’s outside vendors will supply services, information, processes, software, or other deliverables that rely on certain intellectual property rights or other proprietary information. To the extent these vendors face legal claims brought by other third parties challenging those rights or information, CCEP’s vendors could be required to pay significant settlements or even discontinue use of the deliverables furnished to CCEP. These outcomes could require CCEP to change vendors or develop replacement solutions, which could result in significant inefficiencies within CCEP’s business, or higher costs, and ultimately could negatively impact CCEP’s financial results.
Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.
CCEP is a party to various litigation claims and legal proceedings. It evaluates these litigation claims and legal proceedings to assess the likelihood of unfavourable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, CCEP establishes reserves and/or discloses the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgement.  As a result, actual outcomes or losses may differ materially from those envisioned by management’s current assessments and estimates. In addition, CCEP has bottling and other business operations in markets with strong legal compliance environments.  CCEP’s policies and procedures require strict compliance with all laws and regulations applicable to its business operations, including those prohibiting improper payments to government officials. Those policies are supported by leadership and tone from the top, a compliance culture and training.  Nonetheless, CCEP cannot guarantee that its policies, procedures and related training programmes will always ensure full compliance by its personnel with all applicable legal requirements. Improper conduct by CCEP’s personnel could damage its reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines as well as disgorgement of profits.
Increases in the cost of employee benefits, including pension retirement benefits, could impact CCEP’s financial results and cash flow.
Unfavourable changes in the cost of CCEP’s employee benefits, including pension retirement benefits and employee healthcare, could materially impact CCEP’s financial condition or results of operations. CCEP sponsors a number of defined benefit pension plans. Estimates of the amount and timing of CCEP’s future funding obligations for defined benefit pension plans are based upon various assumptions, including discount rates, mortality assumptions and long-term asset returns. In addition, the amount and timing of pension funding can be influenced by funding requirements, negotiations with pension trustee boards or action of other governing bodies.
If CCEP is unable to renew existing labour bargaining agreements on satisfactory terms, if CCEP experiences employee strikes or work stoppages, or if changes are made to employment laws or regulations, CCEP’s business and financial results could be negatively impacted.
The majority of CCEP’s employees are covered by collectively bargained labour agreements in the countries in which it currently operates. Most of these agreements do not expire. However, wage rates must be renegotiated at various dates through 2017. CCEP currently believes that it will be able to renegotiate subsequent agreements on satisfactory terms.
If CCEP is unable to maintain labour bargaining agreements on satisfactory terms, or if it experiences major employee strikes or work stoppages, or if changes are made to employment laws or regulations, its financial results could be negatively impacted. The terms and conditions of existing or renegotiated agreements could also increase the cost to CCEP of fully implementing any operations changes, or otherwise affect its ability to do so.
In the last two years, Spain has experienced labour unrest and work stoppages that have had a negative impact on its operations. After a long legal process, the matter is now closed from a legal perspective. There are still some small labour unrests but it is very limited and only at the Fuenlabrada site.

P a g e | 35

The maintenance of multiple exchange listings may adversely affect liquidity in the market for the Company’s Shares.
The multiple listings of the Shares on the New York Stock Exchange, Euronext Amsterdam and Euronext London and on the Spanish Stock Exchanges may split trading between exchanges, which may adversely affect the liquidity of the Shares in one or more markets.
TCCC and Olive Partners hold a significant interest in CCEP and their interests may differ from or conflict with those of CCEP’s public shareholders.
Approximately 18% and 34% of the Company’s Shares are owned by European Refreshments (a wholly-owned subsidiary of TCCC) and Olive Partners respectively, and each of TCCC and Olive Partners possesses sufficient voting power to have a significant influence over all matters requiring shareholder approval. As a result, the Company’s public shareholders have more limited influence over matters presented to the Company’s shareholders for approval, including, subject to the Articles and the Shareholders’ Agreement, election and removal of directors, and change-in-control transactions. The interests of TCCC and/or Olive Partners may not always align with the interests of other CCEP shareholders. If the shares owned by European Refreshments and Olive Partners were voted in the same manner on any shareholder proposal, they would control the outcome on any proposal that requires a majority vote of the Company’s shareholders and, whether or not they vote in the same manner on a shareholder proposal, other shareholders will have more limited influence over proposals that require a shareholder vote and proposals that require approval of board members appointed under the terms of the Shareholders’ Agreement. A majority of the members of the Board are independent and the Board understands its duties to all shareholders.

P a g e | 36

36 COCA-COLA EUROPEAN PARTNERS ANNUAL REPORT AND FORM 20-F 2016

P a g e | 37

Governance and Directors’ Report

“A balanced corporate governance model underpins our licence to operate”

Board of Directors	38
Chairman’s introduction	46
Corporate Governance Report	47
Nomination Committee Report	54
Audit Committee Report	56
Directors’ Remuneration Report	61
Directors’ Report	79
Directors’ responsibilities statement	83

Building a successful culture

ANNUAL REPORT AND FORM 20-F 2016 COCA-COLA EUROPEAN PARTNERS 37

P a g e | 38

Board of Directors
Directors’ Biographies
Sol Daurella (Chairman)
Sol was appointed Chairman of the Board from its formation in May 2016. Sol is a member of the Nomination Committee and the Affiliated Transaction Committee.
She started her career in the Mac Group, a strategic consultancy firm, before joining her family’s Coca-Cola bottling business in Spain in 1992. Since then, she has held a number of roles at various Coca-Cola bottling businesses. She was Chairman and CEO of Coca-Cola Iberian Partners S.A. and, until the end of November 2015, was a director of Vífilfell hf, the bottler of Coca-Cola in Iceland. She is currently a director of Equatorial Coca-Cola Bottling Company, S.L., North Africa Bottling Company and Fruital Coca-Cola SpA.
Sol is currently Chair and CEO of Cobega, S.A. and Olive Partners, S.A. and Co- Chair of Grupo Cacaolat, S.L.
Sol serves as director of Banco de Santander and is a member of the Appointments and the Remuneration Committee.
She has also held a number of positions at other public companies: from 2009 to 2014 she served as a director of Banco de Sabadell, between 2010 and 2014 she was a director of Ebro Foods, a multinational food group operating in the rice and pasta sectors and Acciona, a Spanish corporation that develops and manages infrastructure and renewable energy.
Sol has been Honorary Consul for Iceland in Catalonia since 1992 and is also involved in foundations dedicated to cancer research, health and well-being and education.
The Daurella family has been part of the Coca-Cola global system for over 60 years, since the first bottling agreement was signed in Spain in 1951, and Sol has continued and strengthened this long-standing relationship. She has a deep understanding of the business and the markets in which we operate, which she has gained through her extensive experience at Coca-Cola bottling companies in Europe in particular.
Damian Gammell (Chief Executive Officer)
Damian was appointed CEO and Director in December 2016.
Prior to his appointment as CEO, Damian served as the Company’s Chief Operating Officer, having previously held the same position at Coca-Cola Enterprises, Inc. from October 2015 to May 2016. Damian has had 25 years of leadership experience in the NARTD industry and within the Coca-Cola system, holding Coca-Cola Hellenic (Ireland) and Coca-Cola Enterprises group commercial roles from 1991 to 1999, and serving as CEO of Coca-Cola Hellenic Russia from 2000 to 2004, as Group Commercial Director for Coca-Cola Amatil from 2004 to 2005, and as CEO of Coca-Cola Erfrischungsgetranke GmbH in Germany from 2005 to 2010. Damian joined the Anadolu Beverage Group in 2010, serving as Managing Director and Group President of Efes Soft Drink from 2012-2014, and later as President and CEO of Anadolu Efes S.K., from 2014-2015.
In 2009, Damian was nominated as Young Global Leader (YGL) of the World Economic Forum and has served on the healthcare committee. As YGL, he was involved in a number of global non-profit initiatives.
Damian is a graduate of the College of Marketing, Dublin. He studied for his Masters at Oxford University and HEC Paris, graduating with an MSc in Change Management.
Damian has spent the majority of his career at Coca-Cola affiliated companies around Europe, which has given him an in-depth understanding of the business and how it operates on a multinational basis. He brings this knowledge as well as extensive leadership experience to his role as CEO.

P a g e | 39

Thomas H. Johnson (Independent Non-executive Director and Senior Independent Director)
Tom was appointed independent Non-executive Director on 28 May 2016. He is a member of the Corporate Social Responsibility Committee and the Remuneration Committee. He currently serves as the Board’s Senior Independent Director.
Tom has been Managing Partner of THJ Investments, L.P., a private investment firm, since November 2005 and, since 2008, he has also served as CEO of the Taffrail Group, LLP, a private strategic advisory firm. Tom is also a director of Universal Corporation, a leaf tobacco merchant and processor. He was a director of Coca-Cola Enterprises, Inc. from 2007 to May 2016. In addition, he has held directorships and leadership roles at a variety of companies outside the Coca-Cola system. Tom served as Chairman and CEO of Chesapeake Corporation, a speciality packaging manufacturer, from August 1997 to November 2005. He was previously a director of GenOn Corporation and Mirant Corporation, both producers of electricity, ModusLink Global Solutions, Inc., a supply chain business process management company, Superior Essex Inc., a wire and cable manufacturer, and Tumi, Inc., a manufacturer and retailer of premium luggage and business accessories.
Tom brings investment, manufacturing and distribution expertise to bear on his service as a Director, and also has extensive international management experience in Europe. His manufacturing and distribution experience is valuable to the Board, and his investment experience facilitates an in-depth understanding of the Company’s finances.
Jan Bennink (Independent Non-executive Director and Affiliated Transaction Committee Chairman)
Jan was appointed independent Non-executive Director on 28 May 2016. He is Chairman of the Affiliated Transaction Committee and is a member of the Nomination Committee.
Jan has extensive general experience in the food and drink industry. From 1997 to 2002 he was President of the Dairy Division and member of the Executive Committee of Danone Group, a global producer of cultured dairy and bottled water products, and from 2002 until 2007, he served as CEO of Royal Numico, a baby food and clinical nutrition company. During 2011 to 2012, Jan was a director and Executive Chairman of Sara Lee Corporation, a food products company. Jan was the Chairman and acting CEO of D.E. Master Blenders 1753, a coffee and tea company, during 2012 and 2013.
Jan has served as director of a number of companies, including ABN AMRO Bank, a financial services company, Boots Company plc, a retail sales company, Dalli-Werke GmbH & Co KG, a manufacturer of laundry detergent products, and Kraft Foods Inc., an international food and beverage company. Jan has also held a variety of leadership roles with Joh. A. Benckiser, a manufacturer of cleaning supplies and cosmetics, and The Procter & Gamble Company, an international consumer products company.
An international business leader, Jan has extensive experience in the food and beverage industry and has served in leadership roles in manufacturing and distribution businesses that are directly comparable to our business. His understanding of markets in Western Europe, particularly in the Benelux, provides a helpful base of knowledge for the Board as a whole.

P a g e | 40

José Ignacio Comenge Sánchez-Real (Non-executive Director)
José Ignacio was appointed Non-executive Director on 28 May 2016. He is a member of the Affiliated Transaction Committee.
José Ignacio has extensive experience working with Coca-Cola companies, and has held a variety of roles with a number of Coca-Cola bottling companies, including Companía Castellana de Bebidas Gaseosas, S.L. and Companía Levantina de Bebidas Gaseosas, SAU, both based in Spain, and Refrige-Sociedade Industrial de Refrigerantes, S.A., a bottling company in Portugal. He also serves as director of Olive Partners, S.A., one of the major shareholders of the Company, prior to which he was a director of Coca-Cola Iberian Partners, SAU, the bottler of Coca-Cola in Iberia, and a member of that company’s Executive Committee and Appointments & Remunerations Committee.
José Ignacio has broad experience serving on the boards of companies in a variety of industries and sectors. He is a director of ENCE, Energía y Celulosa, S.A., a Spanish company involved in renewable energy production with forest biomass and also a director of Companía Vinícola del Norte de Espana, S.A., a Spanish winery. José Ignacio also serves as director of Ebro Foods S.A., a multinational food group operating in the rice, pasta and sauces sector; B&A, S.A., a glass packaging business; and Azora, S.A., a real estate company. He has held a variety of roles in AXA, S.A., Aguila and Heineken Spain, and was Vice-Chairman and CEO of the board of directors of MMA Insurance.
José Ignacio has spent much of his career working with Coca-Cola bottling companies, and he brings this experience to his position on the Board. He is particularly knowledgeable about the workings of the industry in Iberia, one of the key markets in which we operate, and this expertise is a valuable asset to the international strategy of the Company.
Christine Cross (Independent Non-executive Director and Remuneration Committee Chairman)
Chris was appointed independent Non-executive Director on 28 May 2016. She is Chairman of the Remuneration Committee and is a member of the Audit Committee.
Chris has owned her own consulting firm, Christine Cross Ltd, since 2003, advising international retail clients on strategy, marketing and business development. Prior to this, Chris spent 14 years at Tesco, a British multinational grocery and general merchandise retailer, during which time she held various roles, spending her last two years as Group Business Development Director where she was responsible for European business expansion.
Chris is currently a member of the board of Brambles Limited, an Australian based supply chain and logistics group; Kathmandu Holdings Limited, an outdoor performance wear retailer; Sonae - SGPS, S.A., a Portugal based conglomerate operating retail stores, real estate development, communication and IT services and tourism companies; and Hilton Food Group plc, an international added value meat company. She is also a member of the board of Fenwick, a privately owned department store business.
Chris has a wealth of experience working in the food and beverage industry, and brings this broad understanding of the business to her role as Director. Her familiarity with international business strategy, developed both from her role as consultant and from the various directorships she holds at companies around the world, is an invaluable asset offering a crucial global perspective on CCEP’s activities.

P a g e | 41

J. Alexander (Sandy) M. Douglas, Jr (Non-executive Director)
Sandy was appointed Non-executive Director on 28 May 2016. He is a member of the Corporate Social Responsibility Committee.
Sandy has been involved with Coca-Cola companies throughout his career. Sandy joined The Coca-Cola Company in January 1988 as a District Sales Manager for the Foodservice Division of Coca-Cola USA. In May 1994, he was named Vice President of Coca-Cola USA and in 2000, Sandy was appointed President of the North American Retail Division within the North America Group at The Coca-Cola Company. He served as Chief Customer Officer of The Coca-Cola Company from 2003 until 2006 and as Senior Vice President from 2003 until April 2007. Sandy was President of the North America Group from August 2006 through 31 December 2012. He became Senior Vice President of The Coca-Cola Company in February 2013 and Global Chief Customer Officer in January 2013, before being appointed to his current role of President of Coca-Cola North America in January 2014. He was elected an Executive Vice President of The Coca-Cola Company in April 2015.
Sandy serves on the boards of the American Beverage Association, the Grocery Manufacturers Association, the Food Marketing Institute and the Healthy Weight Commitment Foundation. He also serves on the charity leadership boards of the East Lake Foundation, Morehouse College and National Forest Foundation.
Sandy has extensive experience of working with Coca-Cola companies, having spent the majority of his career within the Coca-Cola system. Much of that time has been spent in senior and leadership roles within The Coca-Cola Company, and as such is a key part in maintaining CCEP’s close bonds with that company. Sandy’s leadership experience and deep understanding of the business brings key insight to the work of the Board.
Javier Ferrán (Independent Non-executive Director)
Javier was appointed independent Non-executive Director on 28 May 2016. He is a member of the Audit Committee and the Affiliated Transaction Committee.
Javier has been Partner at Lion Capital, a consumer-focused private equity firm, since 2005 where he has worked with companies such as Orangina Schweppes, Picard and others. Before that, he spent over 20 years at Bacardi, culminating in serving as its President and CEO and prior to this appointment he had a long tenure as President Europe.
Javier was appointed Chairman of Diageo plc on 1 January 2017, having been a non-executive director since July 2016. He is also a non-executive director of Associated British Foods, a food processing and retailing company. He has served in several non-executive board positions, including on the board of SABMiller, from 2015-2016, William Grant & Sons, a spirits company that primarily sells whiskey, from 2005 to 2015, and as a director of Desigual, a privately-owned casual clothing brand, from 2014 to 2016.
Javier brings both a finance and operational background, as well as extensive experience in consumer brands and sales and marketing within the beverage industry. His broad strategic understanding of the sector and deep experience of international commercial matters within the industry is a key asset to the Board.

P a g e | 42

Irial Finan (Non-executive Director)
Irial was appointed Non-executive Director on 28 April 2016. He is a member of the Remuneration Committee and the Nomination Committee.
Irial joined the Coca-Cola system in 1981 with Coca-Cola Bottlers Ireland, Ltd., where for several years he held a variety of accounting positions, including serving as Finance Director of Coca-Cola Bottlers Ireland, Ltd. from 1984 until 1990. From 1991 to 1993, he served as Managing Director of Coca-Cola Bottlers Ulster, Ltd. in Ireland, and Managing Director of Coca-Cola bottling companies in Romania and Bulgaria until 1994. From 1995 to 1999, he was Managing Director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Irial was CEO of Coca-Cola Hellenic Bottling Company S.A. from 2001 until 2003, before moving to The Coca-Cola Company in 2004 to become Executive Vice President and President, Bottling Investments Group.
Irial serves on the boards of directors of Coca-Cola FEMSA, Coca-Cola Bottlers Japan Inc., The Coca-Cola Foundation, G2G Trading, Smurfit Kappa Group and the American-Ireland Fund. He also serves as non-executive director for Co-operation Ireland. Irial served as a director of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries from October 1997 to June 2016, served on the board of Coca-Cola East Japan until 31 March 2017 and served as non-executive director for Galway University Foundation until March 2017.
Irial has broad experience working within the Coca-Cola system on a global scale. He has worked with Coca-Cola companies in Europe, Africa, Asia and North America, and as such offers invaluable insight in relation to international strategy and the issues faced by a modern global company such as CCEP.
L. Phillip Humann (Independent Non-executive Director and Nomination Committee Chairman)
Phil was appointed independent Non-executive Director on 28 May 2016. He is Chairman of the Nomination Committee.
Phil has extensive experience as a director of major companies both within and outside the Coca-Cola system. He is currently a director of Equifax Inc., a credit information provider, and Haverty Furniture Companies, Inc., a furniture retailer. Phil was a director of Coca-Cola Enterprises, Inc. from 1992 to May 2016. In addition, Phil was Chairman of the Board of SunTrust Banks, Inc., a bank holding company, from March 1998 to April 2008, also serving as CEO from March 1998 until December 2006 and as President from March 1992 until December 2004.
Phil’s experience as Chairman and CEO of a large financial institution provides him with expertise regarding banking and finance, as well as with leadership and consensus-building skills. In addition, his directorships provide him with an understanding of the consumer goods and services industries.
Orrin H. Ingram II (Independent Non-executive Director)
Orrin was appointed independent Non-executive Director on 28 May 2016. He is a member of the Audit Committee and the Nomination Committee.
Orrin has been President and Chief Executive Officer of Ingram Industries Inc., a diversified products and services company, since 1999. Before that, he held various positions with Ingram Materials Company and Ingram Barge Company and was co-president of Ingram Industries from January 1996 to June 1999. Orrin was a director of Ingram Micro Inc., a global information technology distributor, from 1996 until March 2014, and was a director of Coca-Cola Enterprises, Inc. from 2008 to May 2016.
Orrin’s experience as an executive at companies in the wholesale, distribution, consumer goods, and transportation services industries provide him with a broad perspective on our company’s operations. His experience as a director of a public company that is a global distributor has direct application to our business.

P a g e | 43

Alfonso Líbano Daurella (Non-executive Director and Corporate Social Responsibility Chairman)
Alfonso was appointed Non-executive Director on 28 May 2016. He is Chairman of the Corporate Social Responsibility Committee.
Alfonso holds a number of directorships of companies within the Coca-Cola system. As well as being a director and CEO of Cobega S.A., and Chairman of Equatorial Coca-Cola Bottling Company, S.L., Alfonso is a director of The Coca-Cola Bottling Company of Egypt and Vice-Chairman of MECC Soft Drinks DMCC, the Coca-Cola bottler for the territory of South Sudan. He has been a trustee of The Coca-Cola Africa Foundation since 2004 and, until his appointment in 2015 as director of Olive Partners, S.A., Alfonso served as a director and on the Executive Committee of Coca-Cola Iberian Partners, SAU and as Chairman of the Quality and CRS Committee of that company.
Alfonso is a member of the board of Daba, S.A. and Cacaolat. In addition, he is a member of the boards of various public organisations including the AMCHAM (American Chamber of Commerce in Spain) and the MACBA Foundation (Contemporary Art Museum of Barcelona). He has been involved with the Family Business Institute of Spain (IEF) since 1991 as a Founding Member and Secretary of the Board of Directors, and he is currently a Member of the International Commission of that organisation. He was Vice-Chairman of the European Family Business (EFB) from 2007, until his appointment as EFB’s Chairman in 2015. He is also a director and treasurer of the Family Business Network (FBN).
As a member of the Daurella family, Alfonso has built on the close relationship between that family and the Coca-Cola system, and has spent much of his career working with Coca-Cola bottlers around the world. In addition, Alfonso’s experience as a trustee of the Coca-Cola Africa Foundation, as well as his positions on the boards of various public organisations, give him particular insight into CCEP’s impact on the wider community.
Véronique Morali (Independent Non-executive Director)
Véronique was appointed independent Non-executive Director on 28 May 2016. She is a member of the Audit Committee and the Corporate Social Responsibility Committee.
Véronique is the Chairman of Fimalac Développement (‘‘Fimalac’’), the parent company of the international financial services organisation, Fitch Group, and Chief Officer of WEBEDIA, for the digital division of Fimalac. In addition, Véronique serves as director and Vice-Chairman, Fitch Group, Inc. (USA) and Fitch Group (USA). Véronique currently serves as a director for Publicis Groupe, a French advertising and communications company, Rothschild Group, a private bank and financial institution and in 2015 joined the board of SNCF, the French national public railroad company.
Véronique was a director of Coca-Cola Enterprises, Inc. from 2010 to May 2016. In addition, she has held directorships and leadership roles at a number of public and private companies. Véronique was a director and chief operating officer of Fimalac from 1990 to 2007 and Alcatel-Lucent from 2014 to 2015. She served from 2007 to 2013 as Chief Executive Officer of Terrafemina.com, a website designed for women, which merged with WEBEDIA. She also served four years in the French Civil Service as Inspector General at the Ministry of Finance.
Véronique is also founder, ex-President and board member of Force Femmes, a non-profit organisation helping unemployed senior women.
Véronique’s European business and government experience is a key asset to the Board, bringing a particular combination of political and commercial insight which is invaluable to CCEP as it navigates the complex issues faced by a modern multinational company. In particular, her business experience specific to France, where CCEP has significant operations, provides the Board with a uniquely informed European and French perspective.

P a g e | 44

Mario Rotllant Solá (Non-executive Director)
Mario was appointed Non-executive Director on 28 May 2016. He is a member of the Remuneration Committee.
Mario holds directorships at a number of companies within the Coca-Cola system. He currently serves as Vice-Chairman of Olive Partners, S.A.; Vice-Chairman and CEO of Cobega S.A.; director of Equatorial Coca-Cola Bottling Company, S.L.; and Chairman of the North Africa Bottling Company. Prior to his appointment to Olive Partners, S.A., Mario served as second Vice-Chairman and director and member of the Executive Committee of Coca-Cola Iberian Partners, SAU and as Chairman of the Appointment & Remuneration Committee of that company.
Mario has extensive experience in the food and drink industry, and is currently a director of Copesco & Sefrisa (a codfish, salmon production and commercial company); Chairman and founder of Bodegas Roda (a winery in La Rioja-Spain); Chairman of Bodegas La Horra (a winery in Ribera del Duero-Spain); and director of Agrícola Aubocasser (extra virgin olive oil elaboration in Mallorca). In addition, Mario is Chairman of the Advisory Board of Banco Santander S.A. in Catalonia.
Mario is also Co-Chairman of Conseil Economique Maroc-Espagne (CEMAES), member of the Executive Committee of Institut Catalunya-Africa (Catalonia-Africa Institute) and Foto Colectania Foundation’s President and Founder.
Mario’s experience as a CEO, Chairman and director of large food and beverage companies in a global context, as well as his deep understanding of the Coca-Cola system, provide him with a unique and highly valuable vision for the Board.
Francisco Ruiz de la Torre Esporrín (Non-executive Director)
Francisco was appointed as a Non-executive Director on 28 May 2016.
Francisco is CEO and managing director of Agriculturas Diversas, S.L., a company in the agro-food industrial sector. Francisco has served as a director of Olive Partners, S.A. since November 2015, prior to which he was a director and member of the Quality and CRS Committee of Coca-Cola Iberian Partners, SAU.
Francisco has broad experience in the financial sector. Previously, he worked as senior consultant at CBRE Real Estate S.A., a leading international real estate consultancy. He has also held positions at N+1, a global investment banking, asset management and investment firm as well as in Arcalia Patrimonios SV S.A., a private banking company.
Francisco is an experienced chief executive with extensive financial experience which he brings to his role as Director. His experience of business in Spain is of great value to the Board, and he has an extensive understanding of the Coca-Cola businesses from his time as a director of Coca-Cola Iberian Partners.

P a g e | 45

Garry Watts (Independent Non-executive Director and Audit Committee Chairman)
Garry was appointed independent Non-executive Director on 28 April 2016. He is Chairman of the Audit Committee and a member of the Remuneration Committee.
Garry is Executive Chairman of Spire Healthcare group, an operator of United Kingdom-based hospitals, and Chairman of BTG plc, an international healthcare company. He is also Non-executive Chairman of the Board of Foxtons, a public London-based real estate agency.
Garry is a United Kingdom chartered accountant and was previously an audit partner with KPMG LLP, an international audit, tax and advisory firm, in London. Since then, he has held a number of roles at public companies in the UK. Garry served as CFO of Medeva plc, an international prescription pharmaceutical company, from 1996 to 2000. He was CFO of SSL International, a British manufacturer and distributor of consumer healthcare products, from 2001 to 2003, before becoming that company’s CEO from 2003 to November 2010. Garry was a director of Coca-Cola Enterprises, Inc. from 2010 to May 2016. He served as a director of Stagecoach Group plc, a transportation company based in the UK, until July 2016, having previously served as deputy Chairman until March 2016. He chaired its audit committee from 2009 to 2015.
Garry’s extensive business experience in Western Europe, and the UK in particular, is highly valued by the Board. His expertise, experience and skills permit him to provide a unique insight into financial issues that the Company faces and qualify him to serve as Audit Committee financial expert.
Curtis R. Welling (Independent Non-executive Director)
Curt was appointed independent Non-executive Director on 28 May 2016. He is a member of the Corporate Social Responsibility Committee and the Affiliated Transaction Committee.
Curt has been a member of the faculty at Dartmouth College’s Amos Tuck School of Business since January 2014. He is a Senior Fellow with a dual appointment at its Center of Business and Society and Center for Global Business and Government.
Prior to joining the Tuck School in 2013, Curt was President and CEO of AmeriCares Foundation, a non-profit worldwide humanitarian aid and disaster relief organisation, from 2002. Before that, he was CEO of Princeton eCom Corp, an electronic bill and payment company, and SG Cowen Securities Corporation, a securities brokerage firm, and held several executive and management positions with Bear, Stearns, and Co. and the First Boston Corporation (now Credit Suisse), financial advisory and services companies. Curt was a director of Coca-Cola Enterprises, Inc. from 2007 to May 2016 and a director of Sapient Corporation, a global technology services company until 2015.
Curt brings finance and business leadership skills from his career in the non-profit sector and the financial services and securities industries. His finance and transaction expertise is valuable for evaluating the Company’s business performance and plans, whilst his tenure with an international aid organisation provides a well-rounded perspective regarding the impact of the Company’s business on the global community.

P a g e | 46

Chairman’s introduction to Governance and Directors’ Report
I, as Chairman, and all my fellow Board members, are committed to strong corporate governance and Board leadership. Good governance ensures that the Board makes the right decisions for the Company in the interests of all its shareholders taking proper account of its stakeholders. This was an important part of the discussions leading up to the formation of CCEP, and a robust governance framework was embedded into the constitution of CCEP.
We have a Board which combines wisdom and experience in many different fields, drawn from a variety of backgrounds, and advised by an excellent company secretariat.
As we look forward into 2017 and beyond, we will continue to evolve our governance to meet the challenges ahead of us, including by driving greater board diversity. We will maintain a balanced corporate governance model, a model which underpins our licence to operate, and can become part of the culture that will be ours at CCEP.
Sol Daurella
Chairman

P a g e | 47

Corporate Governance Report

The Board of the Company is responsible for the Group’s system of corporate governance. It is committed to strong corporate governance and leadership. The strategy and objectives of the Group are set and monitored by the Board.
As described in the Prospectus issued by the Company in May 2016 the governance framework of the Company is set out in the Company’s Articles of Association and the Shareholders’ Agreement which provide a high level framework for the affairs and governance of the Company and set out the Company’s relationships with its stakeholders including its shareholders. (The Company’s Articles of Associations are available on the Company’s website http://ir.ccep.com/corporate-governance/governance-documents as are those elements of the Shareholder Agreement that are referred to in this report).
UK Corporate Governance Code compliance
As a company with a standard listing of ordinary shares on the Official List, the Company is not obliged to comply or explain its non-compliance with the UK’s Corporate Governance Code (the Code). However, the Company has chosen to follow the Code on a “comply or explain” basis. This report therefore describes the Company’s corporate governance structure and explains how, during the year ended 31 December 2016, the Company applied the September 2014 edition of the Code issued by the Financial Reporting Council (the FRC). A copy of the Code can be found on the FRC website at https://www.frc.org.uk/Our-Work/Codes-Standards/Corporate-governance/UK-Corporate-Governance-Code.aspx.
However, as noted in the Prospectus issued by the Company in May 2016, there continue to be a number of instances where the Company’s corporate practices vary from the recommendations under the Code.

•
The Code in provision A.3.1 recommends that the chairman should, on appointment, be independent. Sol Daurella was not, at the time of her appointment, independent within the meaning of the Code. However the Company gains immensely from her broad knowledge of, and her long-term commitment to, the Coca-Cola system. She has considerable experience and leadership skills gained as a director and chief executive officer of large institutions, public and private, in several sectors.

•
The Remuneration Committee does not have sole authority to determine the compensation of the CEO or the Chairman as recommended by provision D.2.2 of the Code. Rather, the terms of the compensation of the CEO and the total individual compensation of the Non-executive Directors and the Chairman are determined by the entire Board upon the recommendation of the Remuneration Committee. The Board as a whole will determine compensation (excluding the individual whose compensation is the subject of determination) following a full and rigorous analysis and debate. However, the Board does benefit from having a strong Remuneration Committee and, to date, the Board has followed its recommendations.

•
In accordance with the terms of the Shareholders’ Agreement, for so long as the proportion of equity owned by Olive Partners is at least 15 percent, the Remuneration Committee will be required to include at least one director nominated by Olive Partners and for so long as the proportion of equity owned by European Refreshments (an indirect subsidiary of The Coca-Cola Company) is at least 10 percent, the Remuneration Committee will be required to include at least one director nominated by European Refreshments. The Remuneration Committee will not, therefore, be comprised solely of independent non-executive directors (as referred to in provision D.2.1 of the Code), but will have three independent non-executive directors and therefore a majority of independent non-executive directors. The Directors nominated by Olive Partners and European Refreshments bring their deep understanding of all aspects of the Group’s markets to the Remuneration Committee which is chaired by an independent chairman with a range of experience.

The Code recommends in main principle B.7 that all directors should be submitted for re-election at regular intervals and in provision B.7.1 that directors should be subject to election by shareholders at the first annual general meeting (AGM) after their appointment, and to re-election thereafter at intervals of no more than three years. In this respect:

•
the Chairman, Sol Daurella, will not be subject to election during the nine year period after completion of the Merger for as long as she holds office in accordance with the Articles. The extended term of the Chairman is in recognition of Olive Partners’ significant shareholding in CCEP and on account of her significant experience and knowledge in the beverage industry; and

•
of the independent non-executive directors who were appointed to the Company’s Board on completion of the Merger (the Initial INEDs), three Initial INEDs will stand for election at the Company’s annual general meeting in 2019 and each annual general meeting thereafter, an additional three Initial INEDs will stand for election at the Company’s annual general meeting to be held in 2020 and each annual general meeting thereafter and, finally, the remaining three Initial INEDs will stand for election at the annual general meeting to be held in 2021 and each annual general meeting thereafter. (The determination of which Directors will stand for election in each year will be made at a later date.) These arrangements were put in place in order to ensure proper representation for the public shareholders and to ensure that the Initial INEDS will continue to have significant influence over the strategic direction and operation of CCEP during the transition and integration period following completion of the Merger.

P a g e | 48

Differences between the UK Code and NYSE corporate governance rules
The Company is a “foreign private issuer” (FPI) for the purposes of the applicable rules of the New York Stock Exchange (NYSE) and therefore intends to follow the corporate governance practices in the UK as opposed to the requirements that would otherwise typically apply to a domestic US company listed on the NYSE. The Company is exempt from most of the NYSE rules, which US domestic companies must follow, because it is a non-US company listed on the NYSE. However the Company is required to provide an annual written affirmation to the NYSE of its compliance with the applicable NYSE rules. The Company is also required to disclose any significant differences between its corporate governance practices and those followed by domestic US companies listed on the NYSE. These differences are set out below:

•
Director independence: NYSE rules require the majority of the board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE rules contain different tests from the Code for determining whether a director is independent. The independence of the Company’s Non-executive Directors is reviewed by the Board on an annual basis. the Board takes into account the guidance in the Code and the criteria the Company has established for determining independence and has determined that a majority of the Board is independent.

•
Board Committees: the Company has a number of Committees that are broadly comparable in purpose and composition to those required by NYSE rules for domestic US companies. However, as described in this report, not all members of all these Committees are independent Directors. Each Committee has its own terms of reference (broadly equivalent to a charter document) which can be found in the corporate governance section of the Investors section of the Company’s website at http://ir.ccep.com. A summary of the role and activities of the Audit Committee and the Remuneration Committee can be found in the Committees’ respective reports, later in this report. The Remuneration Committee’s terms of reference include having responsiblity for matters relating to remuneration policy, share-based incentive plans and employee benefit plans and their approach to remuneration policy is set out in more detail in their report, while the Audit Committee’s terms of reference are summarised in their report.

•
Audit Committee: more information about the Company’s Audit Committee is set out in that Committee’s report, including compliance with the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE rules. The Audit Committee is comprised only of independent non-executive directors (complying with the NYSE rules). However the responsibilities of the Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act ) follow the Code’s recommendations, rather than the NYSE Rules, although both are broadly comparable. One of the NYSE’s additional requirements for the Audit Committee states that at least one member of the Audit Committee is to have ‘accounting or related financial management expertise’. The Board determined that Garry Watts possesses such expertise and is the audit committee financial expert as defined in Item 16A of Form 20-F.

•
Corporate Governance Guidelines: the NYSE rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Nomination Committee has included within its terms of reference the annual review of the corporate governance guidelines, which were set out in writing and reviewed during the formation of the Company.

•
Shareholder approval of equity compensation plans: the NYSE rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. The Company complies with UK requirements that are similar to the NYSE rules. However the Board does not explicitly take into consideration the NYSE’s detailed definition of what are considered “material revisions.”

•
Code of Ethics: the NYSE rules require that US companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. The code of conduct that currently applies to all Directors and the senior financial officers of the Group can be found in the corporate governance section of the Company’s website at http://ir.ccep.com/corporate-governance/code-of-business-conduct. At the date of this report harmonisation of the codes of conduct that currently apply in the different companies that now make up the Group and implementing the adoption of one single code of conduct that applies to all employees across the whole Group has not been fully completed. The Company however considers that these separate codes of conduct and related policies address the matters specified in the NYSE rules with respect to codes of conduct for US companies.

•
Non-executive Director meetings: NYSE rules require non-management directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires non-executive directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. There are regular meetings between the independent Non-executive Directors and also regular meetings of Non-executive Directors without management present.

P a g e | 49

Roles and Responsibilities of the Board
Ultimate responsibility for the management of the Group rests with the Board; although day to day the business is managed by the Chief Executive Officer and Leadership Team.
The Board focuses primarily upon strategic and policy issues and is responsible for the Group’s long-term success. It sets the Group’s strategy, oversees the allocation of resources and monitors the performance of the Group. It is responsible for effective risk assessment and management. The Board has a formal schedule of matters reserved to it which is set out in writing and was reviewed during the formation of the Company.
The Board delegates certain matters to its Committees. It is anticipated that the Board will meet on six scheduled occasions during 2017 as well as holding ad hoc meetings to consider non-routine business if required.
The Board has Audit, Remuneration and Nomination Committees, whose members are set out in the meeting attendance table later in this report.
The work of the Board is also supported by the Affiliated Transaction Committee which has the responsibility to conduct the negotiation with the representatives of any party to an affiliated transaction (as defined in that Committee’s terms of reference) and to engage independent advisors in respect of such transactions. No Director nominated by European Refreshments may be a member of that Committee.
The Board also reflects the seriousness with which it takes sustainability and corporate responsibility matters by having, as a main Board Committee, the Corporate Social Responsibility Committee. This Committee reviews, and makes recommendations about, the corporate, social and environmental responsibilities and sustainability activities of the Group. Other responsibilities include considering the Group’s impact on the environment, marketplace, workplace and the communities in which it operates and reviewing and making recommendations to the Board about the Group’s policies, programmes and practices, as well as monitoring and reviewing public policy issues which could affect the Company or the Group.
Each of these five committees has written terms of reference, which were reviewed in detail during the formation of the Company. These are available to view on the Company’s website http://ir.ccep.com/corporate-governance/governance-documents.
The division of responsibilities between the Chairman and the CEO is set out in writing and was reviewed during the formation of the Company. The Chairman is responsible for the overall operation, leadership and governance of the Board, setting the tone and style of Board discussions, and creating the conditions for overall Board and individual director effectiveness. The CEO is responsible for executive management of the Company’s business, consistent with the strategy and commercial objectives agreed by the Board.
The Code requires that the Chairman’s significant commitments are included in the annual report - these are set out in her biography on page 38 and there have been no changes to them since the formation of the Company in May 2016.
Non-executive Directors provide strong, external insight to the Board and its Committees, and have a wealth of experience and business knowledge from other sectors and industries. The Senior Independent Director is responsible for advising and providing additional support to the Chairman and can also act as an alternative contact for shareholders and an intermediary for other Non-executive Directors.
The Company Secretary is responsible for ensuring that good quality information flows from executive management to the Board and its Committees. The Company Secretary also advises the Board on legal, compliance and corporate governance matters and facilitates the inductions and ongoing training of Directors.
Independence of Non-executive Directors
At its meeting in March 2017, the Board considered the independence of each of the Non-executive Directors against the requirements specified in the Code and in SEC Rule 10A-3, and determined that Jan Bennink, Christine Cross, Javier Ferrán, L. Phillip Humann, Orrin H. Ingram II, Thomas H. Johnson, Véronique Morali, Garry Watts and Curtis R. Welling remain independent. The table below, setting out meeting attendance, also sets out the reasons why some Directors are determined not to be independent. However both the majority of Directors are independent and the majority of Non-executive Directors are independent. The appointment terms for each Non-executive Director are available for inspection at the Company’s registered office. These will also be available for inspection at the Annual General Meeting.
Full biographical details of all the Board members as at 31 December 2016 are set out on pages 38 to 45.

P a g e | 50

Meeting attendance
The attendance of Directors at the Board meetings and at meetings of the Committees of which they are members held during 2016 is shown in the following table. The maximum number of meetings in the period during which the individual was a Board or Committee member is shown in brackets.

	Independent or Director nominated by Olive Partners or ER	Board of Directors	Affiliated Transaction Committee	Audit Committee	Corporate Social Responsibility Committee	Nomination Committee	Remuneration Committee
Chairman
Sol Daurella	Nominated by Olive Partners	6 (6)	3 (3)			3 (3)
Executive Directors
John Brock[1]	Chief Executive Officer	6 (6)
Non-executive Directors
Jan Bennink	Independent	5 (6)	3 (3)			3 (3)
José Ignacio de Comenge Sànchez-Real	Nominated by Olive Partners	6 (6)	3 (3)
Christine Cross	Independent	6 (6)		4 (5)			6 (6)
J. Alexander M. Douglas, Jr	Nominated by ER	6 (6)			3 (3)
Javier Ferrán	Independent	6 (6)	2 (3)	4 (5)
Irial Finan	Nominated by ER	6 (6)				3 (3)	6 (6)
L. Phillip Humann	Independent	6 (6)				3 (3)
Orrin H. Ingram II	Independent	6 (6)		5 (5)		3 (3)
Thomas H. Johnson	Independent	6 (6)			3 (3)		6 (6)
Alfonso Líbano Daurella	Nominated by Olive Partners	6 (6)			3 (3)
Véronique Morali	Independent	5 (6)		3 (5)	2 (3)
Mario Rotllant Solà	Nominated by Olive Partners	6 (6)					5 (6)
Francisco Ruiz de la Torre Esporrín	Nominated by Olive Partners	6 (6)
Garry Watts	Independent	6 (6)		5 (5)			4 (6)
Curtis R. Welling	Independent	6 (6)	3 (3)		3 (3)
Note

1.	John Brock resigned from the Board on 28 December 2016. He was succeeded by Damian Gammell on 29 December 2016.

2.
Jan Bennink, Christine Cross, Javier Ferrán, Véronique Morali, Mario Rotllant Solà and Garry Watts were not able to attend certain meetings, as indicated in the above table, due to meetings committed to prior to being appointed to the Board.

To the extent that Directors are unable to attend scheduled meetings, or additional meetings called on short notice, they receive the papers in advance and relay their comments to the Chairman for communication at the meeting. The Chairman follows up after the meeting in relation to the discussion had and decisions taken. In the early years of the Company newly appointed Directors will not have had the amount of advance notice of meetings that is customary, sometimes resulting in unavoidable prior commitments restricting attendance at the Company’s meetings.
During 2016, the Board was made up of the Chairman, Executive and Non-executive Directors. The majority of the Board were independent Non-executive Directors. The structure, size and composition of the Board was reviewed in detail during the formation of the Company to ensure it would be suitable for the needs of the Company’s business. The current balance of the Board’s skills, experience, independence and knowledge, together with regular briefings by executives below Board level, will ensure that a variety of views are considered and that a range of opinions are taken into account.

P a g e | 51

Diversity
Throughout the Group, our culture of diversity and inclusion is important and that includes the Board which has a Board diversity policy embedded within the Board selection criteria that were approved by the Board in December 2016 and can be found on the Company’s website http://ir.ccep.com/corporate-governance/overview. Board members have a range of backgrounds, skills, experiences and nationalities, reflecting a breadth of diversity beyond gender (as can be seen from their biographies on pages 38 to 45). A breakdown of employee gender diversity at Board level, senior management level and for all employees across the Group is on page 21. The Nomination Committee has oversight of senior leadership succession and will take into account the importance of ethnic, gender and other diversity in discharging its duties.
Further information on Board diversity and how our policy on diversity influences our Board member selection process, can be found in the Nomination Committee Report. When the time comes to select and appoint new directors to the Board there is a formal and transparent procedure which is described in the Nomination Committee Report. The Nomination Committee considers each candidate on their individual merits, in accordance with the Board selection criteria. The Board is aware of the work of the Parker Review Committee on ethnic diversity and its recommendations for greater ethnic diversity on boards by 2021 and the recommendations in the Hampton-Alexander report on improving gender balance, and has taken this into account in setting its selection process and succession criteria. The Board aims to have 33 percent of women directors by 2020.
Board effectiveness
The Board holds regular scheduled meetings throughout the year. At each meeting the Board receives certain regular reports, including an update from the CEO on current trading in the business and from the Company Secretary on governance matters. The Board also has a forward planning programme so that there will be updates during the year on topics such as safety, quality, health and environmental matters. Comprehensive briefing papers are circulated to all Directors approximately one week before each meeting.
Board meetings are held in a variety of locations, reflecting the international nature of our business. In 2017 these meetings are scheduled to be held in Spain and Germany, as well as in the UK. This will enable all Board members to gain a greater appreciation of some of the different countries in which the Group operates. In addition, the Chairman and Non-executive Directors meet regularly without the Executive Director being present.
Activities during the year
During the year, as part of its regular business, the Board received regular updates from the CEO, CFO, Chief Operating Officer and Chief Strategy Officer, being the vice president in charge of integration on delivery of the business plan, and other financial and operational performance matters. As well as reviewing capital expenditure plans, the Board has oversight of major capital expenditure decisions.  The Board considered the strategy for CCEP and reviewed and approved the business plans to deliver it.  The Board had oversight of the CEO succession process.  It also reviewed key governance matters.  It undertook both market and plant visits in many of the countries of the Group’s operation including Spain, France, Germany, Norway and Sweden.
Board evaluation
The Board intends to conduct a review of its performance and effectiveness, and that of its committees and individual Directors each year, the first such evaluation being in early 2017. The main areas considered were:

•	time management;

•	Board support;

•	risk management and internal control;

•	succession planning and human resource management; and

•	priorities for strategic development.
The evaluation was conducted by means of an externally facilitated questionnaire followed by a series of one-to-one interviews between each Director and the Senior Independent Director, Thomas H. Johnson. The questionnaire was developed following discussions between the Chairman, the Senior Independent Director, the Company Secretary and the external facilitator, Lintstock Limited, an independent governance advisory firm, that does not do any other work for the Group. Responses to the questionnaire were collated and the output was used by the Senior Independent Director in his individual meetings with Directors as part of the evaluation process. The results of the evaluation were considered by the Board at its meeting in March 2017. No significant issues were highlighted and the review indicated that the Board, its committees, the Chairman and each of the Directors are working efficiently and effectively. The Board agreed a plan of action to reinforce good working practices to improve the efficiency of the Board and allow it more time to focus on important business.  This included ensuring that all papers were well written and submitted in good time, clearly stating the decisions to be made or questions for the Board.  Additional training will be provided as requested by board members. The Senior Independent Director also led a performance review of the Chairman, taking into account the views of the other Directors.

P a g e | 52

The Board has confirmed that the contribution of each of the Directors continues to be effective and that shareholders should be supportive of the reappointment to the Board of those Directors standing for re-election or election at the AGM.
The Board will keep under review its procedures as they develop in 2017 to ensure their effectiveness and will monitor and assess how it spends its time so that it can continue to improve and refine the focus and balance of its meetings. The output of the Board evaluation will also be taken into account in the Board’s forward planning of future meetings.
Induction, information and professional development
A comprehensive induction programme is available to new Directors. Each induction programme is tailored to the requirements of the individual Director and is phased to allow feedback and further customisation of the meetings and other development activities. In the case of Damian Gammell, his induction programme, following his appointment to the Board in December 2016, has a different focus to that offered to Directors who are new to the Coca-Cola system.
Training in specific aspects of the Company’s businesses is regularly provided to Non-executive Directors. Plant and market visits are included in the regular cycle of scheduled Board meetings. The Board’s forward planning programme has time set aside for the Directors to be briefed on topical issues at Board and Committee meetings, as well as on relevant commercial, legal and regulatory developments. All Directors are encouraged to update their individual skills, knowledge and expertise. There is also an agreed procedure whereby Directors may take independent professional advice at the Company’s expense in the furtherance of their duties.
The Board receives regular reports and feedback from discussions with the Company’s institutional shareholders and is informed of any issues or concerns raised by them. This process allows Directors to develop necessary understanding of the views of these shareholders and also enables the Board to judge whether investors have a sufficient understanding of the Company’s objectives. In addition copies of analysts’ notes are also made available to the Board for their background information.
Conflicts of interest
Under its terms of reference the Nomination Committee considers issues involving potential conflicts of interest of Directors and members of Committees. A number of potential conflicts of interest that a number of Board members have were set out in the Prospectus. Sol Daurella is the representative of the legal entity that is the chief executive officer of, and the representative of the legal entity that is the chairman of, Cobega, as well as a shareholder of Cobega, and Alfonso Líbano Daurella is a director and also the representative of the legal entity that is the chief executive officer, as well as a shareholder of Cobega. Mario Rotllant Solá is vice-chairman and the representative of the legal entity that is the chief executive officer of Cobega. Sol Daurella and Alfonso Líbano Daurella are indirect shareholders of Grupo Norte de Distribucion, S.L., a subsidiary of Cobega that has a commercial agreement with CCEP for the distribution of Coca-Cola products. In addition, Sol Daurella and Alfonso Líbano Daurella are indirect shareholders of Daufood U. Lda., a subsidiary of Cobega that has a commercial agreement with CCEP for the purchase of Coca-Cola products. CCEP also currently has agreements in place for the supply of Coca-Cola products to Gadivsen, S.A., the vending company. Delivra, S.L. and Gadisven, S.A., both subsidiaries of Cobega, provide equipment maintenance services to CCEP. Sol Daurella and Alfonso Líbano Daurella also hold, through Cobega, an interest in Norinvest Consumo, S.L. (Norinvest). Norinvest has a lease agreement in place with Norbega S.A., a subsidiary of CCEP. Irial Finan and J. Alexander M. Douglas, Jr also hold various roles within (including as employees of) TCCC. Véronique Morali is the chairman of Fimalac Developpement (Fimalac), the parent company of the international financial services organisation, Fitch Group, a financial services holding company, and she is chief officer of WEBEDIA, the digital division of Fimalac. In addition, Véronique serves as director and Vice-Chairman, Fitch Group, Inc. (USA) and Fitch Group (USA). The Fitch Group may, in future, provide such services to the Company or the Group. The Board believes that the system it has in place for reporting situational conflicts (situations where a Director has an interest that conflicts, or may possibly conflict, with the interests of the Company) is operating effectively.

P a g e | 53

Internal control procedures and risk management
The Board has overall responsibility for the Company’s system of internal control and for reviewing its adequacy and effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and aims to provide reasonable but not absolute assurance against material misstatement. In order to discharge that responsibility in a manner that ensures compliance with laws and regulations and promote effective and efficient operations, the Board has established an organisational structure with clear operating procedures, lines of responsibility and delegated authority.
The Audit Committee reviews the adequacy and effectiveness of the Company’s internal control policies and procedures for the identification, assessment and reporting of risks.
The Company’s internal control procedures include Board approval for significant projects, transactions and corporate actions. All major expenditures require either senior management or Board approval at the appropriate stages of each transaction. A system of regular reporting covering both technical progress of such matters and the state of the Company’s financial affairs provides appropriate information to management to facilitate control. The Board reviews, identifies, evaluates and manages the significant risks that face the Company.
As is appropriate for a new entity the Company is developing a Group-wide approach to risk management and internal control activities and the reporting of them. This includes reviewing and adapting approaches taken in the past by entities now within the Group. More information about the Group’s approach to risk, the Group’s risk management programme and the mitigations in place in relation to the principal risks and uncertainties that could impact the Group’s strategic priorities is set out in this Annual Report on pages 24 to 35, together with the Company’s viability statement and discussion about risk factors that the Group takes into account.
Executive remuneration and risk
The Chairman of the Audit Committee sits on the Remuneration Committee and the Chairman of the Remuneration Committee sits on the Audit Committee. Both are independent Non-executive Directors and therefore bring their experience and knowledge of the activities of each Committee to bear when considering critical areas of judgement. This means that for example, they are in a position to consider carefully the impact of incentive arrangements on the Group’s risk profile and to ensure the Group’s Remuneration Policy and programme are structured to accord with the long-term objectives and risk appetite of the Company.
Relations with shareholders
The Board is committed to communicating with shareholders and stakeholders in a clear and open manner. It seeks to ensure effective engagement through the Company’s regular communications, the AGM and other investor relations activities. In conjunction with the regular quarterly earnings announcements, presentations or teleconference calls were held with institutional investors and analysts. Recordings of these are available on the Group’s website in http://ir.ccep.com/events-and-presentations/events, together with copies of any presentation materials issued.
As a new company our shareholder engagement objectives include developing shareholders’ understanding of our business and strategy, as well as articulating our investment proposition transparently to all our shareholders.
The Chairman, Senior Independent Director and Committee Chairmen will be attending the Company’s AGM, providing shareholders with the opportunity to question them about issues relating to the Group, either during the meeting or informally afterwards. They are also available to shareholders for discussion throughout the year on matters under their areas of responsibility, by contacting the Company Secretary.

P a g e | 54

Nomination Committee Chairman’s Letter
Dear Shareholder,
I am pleased to present the first report of the Nomination Committee.
The Nomination Committee has met three times during 2016 since the inception of CCEP on 28 May 2016. All meetings of the Nomination Committee have had full attendance by the Committee members. The attendance of Directors at meetings held during 2016 of the Committees of which they are members is shown in the table in the Corporate Governance Report on page 50. The Committee’s terms of reference are available to view on the Company’s website http://ir.ccep.com/corporate-governance/governance-documents. The main responsibilities of the Nomination Committee (as set out in the terms of reference) relate to the Committee’s annual review of the Company’s corporate governance guidelines; establishing criteria for selecting candidates for proposing to the Board for the role of CEO, Senior Independent Director, independent Non-executive Directors and, in the circumstances where the Committee has a role in the selection of a candidate, for the role of Chairman of the Board; overseeing the evaluation of the Board; and considering succession planning for Directors (other than Directors nominated by European Refreshments or Olive Partners).
I will be available at our Annual General Meeting to answer any questions on the work of the Nomination Committee.
L. Phillip Humann
Chairman of the Nomination Committee
11 April 2017

P a g e | 55

Nomination Committee report
The role of the Nomination Committee
The main matters of business for the Committee since 28 May 2016 have been CEO succession planning, approach and policy framework including succession criteria for Directors, and succession planning for the business leadership. Further information about the Board and Board committees’ evaluations is set out in the Corporate Governance Report, which also includes a list of the Committee’s members, more information about the Group’s approach to diversity and confirmation of which of the Non-executive Directors are determined to be independent.
CEO succession
The Nomination Committee discussed and oversaw the process for CEO succession during 2016, working closely with the then CEO and the Chairman. It considered all possibilities and took into account the range of skills required of the CEO, both in the immediate future and expected to be required over the longer term. The Committee confirmed that Damian Gammell, who had been recruited to CCE with a view to providing a successor to John Brock, was a very strong candidate and the appropriate successor. John Brock had proved an outstanding CEO for CCE and was able to see CCEP successfully into its first year and Damian Gammell is proving an appropriately strong successor.
John Brock had been clear from the outset that he expected to leave the business by May 2017. He engaged with the Nomination Committee on considering timing of his departure as well as ensuring that his successor was well placed to succeed. The Nomination Committee, with the advice of the Company Secretary and external advisers, Hogan Lovells (with whom the Company has no other connection), recommended a process to the Board for finalising this and it was decided that this should take place at the end of 2016. The CEO then engaged closely with his proposed successor to put in place all that was necessary for a smooth and seamless handover. John Brock, the outgoing CEO, will remain available on a consultancy basis to assist and advise. (As noted in the Remuneration Report he is not receiving any additional compensation for providing these services.)
Succession criteria
The Board was constituted on the coming into existence of the Company on 28 May 2016 and so it is not expected to see material turnover in Non-executive Directors until the end of the first three year terms (as noted in more detail on page 47 of the Corporate Governance Report). However, the Nomination Committee has considered its selection criteria so as to be ready to deal with any casual vacancies and to set the tone for the approach to recruitment at a senior level.
The Board has approved the selection criteria recommended by the Nomination Committee and these are set out on the CCEP website http://ir.ccep.com/corporate-governance/overview. In considering the criteria the Nomination Committee discussed the importance of diversity of viewpoint and of background including gender and ethnic diversity, as well as the skills and experience necessary to enable the Board to discharge its duties. The Board aims to have 33% of women directors by 2020.
The Committee and the Board are well aware of the importance of having members who facilitate the discharge of the Board’s duties under section 172 of the Companies Act, including consideration of stakeholder interests.
Executive leadership succession
A strong executive leadership team has now been put in place for CCEP with a good mix of knowledge of the Coca-Cola system and other relevant experience. A framework has been set up to promote a good development pipeline for talent. The Nomination Committee will in the course of its meetings in 2017 look at diversity in action in the business and encourage the executive to enable all colleagues, regardless of background, to make the best contribution they can to the business.
L. Phillip Humann
Chairman of the Nomination Committee
11 April 2017

P a g e | 56

Audit Committee Chairman’s Letter
Dear Shareholder,
I am pleased to present the report of the Audit Committee for the year ended 31 December 2016 in accordance with the UK Corporate Governance Code (the Code). The report describes how we have discharged our responsibilities under the Code and monitored the effectiveness of the Group’s financial reporting, internal control systems and risk management.
Since the Group was formed on 28 May 2016, the Audit Committee has met six times and discussed a range of topics, as set out in more detail in our report. The Committee comprises five Directors as set out in the Corporate Governance report. Only members of the Committee are entitled to attend meetings, however the Chief Financial Officer, Chief Accounting Officer and Group Controller, other senior members of the Finance department, the internal auditor, the Company Secretary and other members of senior management are normally invited. The external auditor always attends meetings and the Committee holds private meetings with both the internal and external auditors throughout the year.
As well as the regular review of committee matters relating to the financial reporting cycle, in this, the Group’s first year, we have focused extensively on overseeing the transition and integration of processes from each of the three legacy companies to a Group-wide approach relating to key areas such as financial reporting and accounting, internal audit and control, ethics and compliance, enterprise risk management and business continuity management. The transition and integration is ongoing and builds on the processes and controls of the legacy companies while taking into account the complexity of the regulatory requirements of the Company’s multiple stock exchange listings and those associated with being a US Securities and Exchange Commission (SEC) foreign private issuer (FPI).
It is also important to note that as chairman of the CCE Audit Committee prior to the Merger, I have benefited from continuity throughout the year and believe the experience with CCE leading up to the Merger has allowed me and our Committee to quickly get up to speed on key management issues related to the integration, financial reporting, internal controls and risk management.
I will be available at our Annual General Meeting to answer any questions about the work of the Committee.
Garry Watts
Chairman of the Audit Committee
11 April 2017

P a g e | 57

Audit Committee Report
Role of the Audit Committee
The key duties and responsibilities of the Audit Committee are set out in its terms of reference which are available on the Company’s website http://ir.ccep.com/corporate-governance/governance-documents. These were subject to detailed preparation at the time of the Group’s formation and will be reviewed annually. They include:

•	monitoring and reviewing the integrity of the annual financial statements of the Group and other periodic announcements relating to the Group’s financial performance;

•	monitoring and reviewing the Group’s viability statement and its going concern assumption;

•
as requested by the Board, reviewing the contents of the Annual Report and providing advice on whether it presents a fair, balanced and understandable assessment of the Group’s performance, business model and strategy;

•
in accordance with English law, the Audit Committee makes recommendations to the Board for it to put to the shareholders for approval at the general meeting regarding the appointment, reappointment and removal of the Group’s external auditors;

•	monitoring and reviewing the external auditor’s independence and objectivity and their effectiveness;

•	agreeing the scope of both the internal and the external auditor’s annual audit programmes and reviewing their output;

•	monitoring and reviewing the effectiveness of the Group’s internal auditors;

•	monitoring the effectiveness of the Group’s internal controls, risk management programme and disclosure controls and procedures;

•
providing governance and oversight of the Group’s compliance programmes including those related to fraud, anti-bribery, and anti-corruption regulations, operational and financial risk assessments, which are part of the broader enterprise risk management programme, and the Group’s business continuity management programme;

•
reviewing the adequacy and security of the Group’s whistleblowing policy and other arrangements for its employees and contractors to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters; and

•
assisting the Board in fulfilling its oversight and responsibilities relating to processes and controls for annual and long-term business planning, dividend and capital structure, tax matters and capital expenditure.

The Committee consists of five independent Directors and has significant experience and competence relevant to the consumer goods sector in which the Group operates. In accordance with the NYSE rules for FPIs, the Group follows UK practice in relation to corporate governance. However, FPIs are required to have an audit committee that satisfies the requirements of the SEC Rule 10A-3. The Group’s Audit Committee meets the requirements of the SEC Rule 10A-3 and the Board has determined that the chairman of the Committee, Garry Watts, may be regarded as an audit committee financial expert as defined in Item 16A of Form 20-F and has recent and relevant financial experience as recommended by the Code. The attendance of Directors at meetings held during 2016 of the Committees of which they are members, including the Audit Committee, is shown in the table in the Corporate Governance Report on page 50.
Activities of the Audit Committee during the year
Financial reporting, significant financial issues and material judgements
The Committee undertook a formal review of each of the Group’s financial statements and associated announcements. As part of each review, the Committee considered the significant accounting principles, policies and practices applied, their appropriateness, the financial reporting issues concerned and the significant judgements made.
In relation to this Annual Report, Committee members undertook a review of a developed draft and suggested a number of enhancements that were then implemented to improve the Annual Report so that the Committee could confirm to the Board that in its assessment the Annual Report is fair, balanced and understandable. The Committee spent considerable time reviewing and assessing the processes undertaken by management to support the Group’s viability statement. In particular the Committee reviewed the results of management’s scenario modelling and the stress testing of these models. The viability statement can be found on page 26.
Throughout the period under review, the Committee considered the work of, and reports from, several management functions including finance, legal, and IT, together with reports from the internal and external auditor on their findings.

P a g e | 58

The significant matters impacting the financial statements that the Committee considered during 2016 are summarised below including certain issues arising from the specific circumstances of the formation of the Group in 2016. In summary, the Committee concluded after discussion that the judgements and estimates made on each of the below issues it considered were appropriate and acceptable.
.

Significant Financial Reporting Matters Considered by the Committee
Business Combination
In connection with the formation of the Group, a significant judgement was taken as to which of the three legacy entities was deemed to be the accounting acquirer under IFRS 3, “Business Combinations.” Management reviewed with the Committee key factors it considered in making the judgement including, but not limited to, pre-Merger minority voting interests, relative voting rights in the combined entity, governing body composition for the combined entity included the number of Directors, key management personnel, and the relative value of assets, revenues, and earnings of the combined entity. Based on the analysis performed, CCE was deemed to be the accounting acquirer and, as a result, CCE's financial results became the historical financial results of CCEP, and the Group applied the acquisition method of accounting to the businesses of CCIP (Iberia) and CCEG (Germany) at the date of the Merger. The Group has engaged a third party specialist firm to support the required valuation work and significant judgements and estimates have been used to allocate the correct values for each of the acquired businesses. The valuation effort has been a large undertaking and the Committee has received and reviewed regular progress updates from management throughout the year. The Committee noted that amounts recorded as of 31 December 2016 are still provisional and will be finalised no later than 27 May 2017.

Initial Accounts and FPI Reporting
Since the Group was formed on 28 May 2016, this year represents the new Group’s first set of Annual Accounts and its initial SEC Form 20-F filing. Significant effort has been required on the part of management to ensure accurate and timely external reporting. CCE, as the accounting predecessor to the Group, was required to transition from U.S. generally accepted accounting principles (U.S. GAAP) to International Financial Reporting Standards (IFRS) as of 1 January 2014 (the transition date). Initial elections and policy decisions under IFRS 1, “First Time Adoption of IFRS”, were required. During the year, the Committee dedicated a considerable amount of time to reviewing and discussing key reporting issues with management with a focus on the integrity of the financial statements, compliance with UK and US requirements and whether the Annual Report taken as a whole presented a fair, balanced and understandable assessment of the Group’s performance.

Customer Marketing Agreements and Sales Incentives
The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed-upon sales levels or for participating in specific marketing programmes. During 2016, the costs of these various programs, included as a deduction from revenue, totalled approximately €2.5 billion. For customer incentives that must be earned, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts earned. There are significant judgements and estimates used at each reporting date to ensure the proper deduction from revenue has been recorded. Actual amounts ultimately paid may be different from estimates. At each reporting date, the Committee received information regarding the amount of customer marketing spend of the Group along with period end accruals. The Committee also discussed with management all key judgements and estimates applied by management during the period and any relevant information on significant or abnormal movements in accrual balances, if applicable.

Tax Accounting and Reporting
The Group evaluated a number of complex tax matters during the year, including those associated with the definition and implementation of the tax strategy of CCEP and the review of the tax risks pre- and post-Merger. In particular, the Group assessed the potential impacts of new legislative developments in the US and in Europe on CCEP’s effective tax rate, the deferred tax inventory and direct and indirect tax provisions in all jurisdictions and the potential new exposures that may be triggered by the creation of CCEP. The Committee received information from management on the critical aspects of tax matters impacting the Group, considered the information received, and gained an understanding of the level of risk involved with each significant conclusion.

Restructuring and Integration Costs
The Group recorded a significant amount of integration cost and restructuring provisions during the year. The restructuring provisions relate to initiatives that were both in-flight at the time of the Merger and those announced after the Merger. The Group will incur significant restructuring costs to deliver the synergy savings of the Merger. Throughout the year, the Committee received regular updates from management on the status of restructuring programmes including cost incurred and synergy tracking. In addition, the Committee gained an understanding of the Group’s key processes and governance for tracking and monitoring restructuring activities and reviewed the Group’s restructuring provision balance as of 31 December 2016 and disclosures in the financial statements.

Related Party Disclosures
The Group evaluated its related party disclosures under IAS 24, “Related Party Disclosures.” The Group has a large number of related parties due to the ownership structure of the shareholders of the Company’s two largest equity shareholders, Olive Partners (34 percent), which is partly owned by the Cobega Group, and European Refreshments (18 percent) which is a wholly-owned subsidiary of TCCC. During the year, the Group reviewed with the Committee its related party identification process and the implementation of a number of process and control enhancements to ensure the completeness of the Group’s related party listing and transactions with related parties. The Committee was comfortable with the process put in place and reviewed with management the Group’s related party disclosures in the financial statements.

Segmental Reporting
The Group performed an evaluation of its segmental reporting under IFRS 8, “Operating Segments,” following the Merger and again when the Group’s CEO retired on 28 December 2016. The Group operates in a single business activity, which is the selling, making and distributing ready to drink beverages. The Group has a homogeneous product portfolio across its geographic territories in Western Europe and the Group’s Chief Operating Decision Maker (CODM) allocates resources and evaluates performance at a consolidated level and, therefore, the Group has one operating segment. The Committee reviewed management’s analysis of the relevant accounting standard and discussed various aspects of the analysis, including the designation of the Board as the CODM. The Committee also reviewed and evaluated the information provided to the CODM on a routine basis noting that it was on a consolidated level and, therefore, agreed with management that the Group has one operating segment.

P a g e | 59

External audit
The Committee reviews and makes recommendations to the Board with regard to the reappointment of the external auditor. In doing so, the Committee takes into account auditor independence and audit partner rotation. Ernst & Young LLP were appointed as external auditor to the Company in 2016 and the lead audit partner is Karl Havers. The Committee confirms compliance with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority.
During the year, the Committee agreed the approach to and scope of the audit work to be undertaken by the external auditor. The Committee also reviewed and agreed the terms of engagement, the fees, and areas of responsibility and the work to be undertaken by the external auditor, and agreed the fees payable in respect of the 2016 audit work. Details of the amounts paid to the external auditor for their audit services are given in Note 16 to the consolidated financial statements.
The Committee also considered the effectiveness and independence of the external auditor. In consideration of its effectiveness, the Committee reviewed the experience and expertise of the audit team, the fulfilment of the agreed audit plan and any variations to it, feedback from the Group’s businesses and the contents of the external audit report. In considering the independence of the external auditor, the Committee received a statement of independence from the auditor, a report describing their arrangements to identify, report and manage any conflicts of interest, and reviewed the extent of non-audit services provided to the Group. The Committee confirmed its satisfaction with the effectiveness and independence of the external auditor.
The Committee has recommended to the Board that Ernst & Young LLP be proposed for reappointment by shareholders as the Group’s external auditor at the forthcoming AGM. As a result of its work during the year, the Committee has concluded that it acted in accordance with its terms of reference and has ensured the independence and objectivity of the external auditor.
The Committee reviewed and approved the scope of non-audit services provided and proposed by the external auditor to ensure that there was no impairment of independence and objectivity, and subsequently monitored the non-audit work performed to ensure it was within policy guidelines.
The Group has a policy on the use of its external auditor for non-audit work and this is regularly reviewed. The external auditor is precluded from engaging in non-audit services that would compromise their independence or violate any laws or regulations affecting their appointment as external auditor. The approval of the Committee chairman is required prior to awarding contracts for non-audit services to the external auditor, where in excess of specified amounts.
Internal audit
The Committee reviewed and approved internal audit’s audit plan for the year and agreed its budget and resource requirements. It noted and approved changes to the audit plan arising from the Merger. The Committee received and discussed regular reports from the Chief Audit Executive summarising audit findings and recommendations and describing actions taken by management to remediate issues identified. The Committee also reviewed the progress on implementation of prior recommendations.
Areas of assurance focus during the year included: management of the order to cash process; field sales execution and monitoring; HR data management; IT transition as well as progress towards Group-wide compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the documentation and testing of internal controls over financial reporting.
Internal control and risk management
The Committee is responsible for monitoring the effectiveness of the Group’s internal controls, compliance with the Code, and the requirements of the US Sarbanes-Oxley Act of 2002, specifically Sections 302 and 404, as it applies to a US foreign private issuer listed on a US exchange. Since this was the Group’s first year in existence, the Group was not required to report on the design and operating effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, management was required to maintain proper internal accounting controls and disclosure controls and procedures under applicable US securities laws and to maintain internal controls to the standards required by the UK Governance Code.
The Group and the Committee are committed to having a strong internal control environment and understand the benefit that a comprehensive and well-designed set of controls has on ensuring the reliability of the Group’s financial statements. As such, while not explicitly required under Section 404, during 2016, the Group maintained a consistent and continuous approach to internal control procedures and activities for the Group’s legacy businesses, CCE and CCEG, which were previously subjected to Section 404 prior to the Merger. Additionally, the Group reviewed, evaluated, and implemented the controls necessary at a Group level such as those related to IT system access and consolidating the Group’s financial statements.

P a g e | 60

Furthermore, the Group performed a comprehensive initial evaluation on the internal control environment for CCIP (Iberia) and its subsidiaries, which prior to the Merger, were not previously subjected to the rigorous requirements of Section 404. The Group’s evaluation included gaining an understanding of the material financial statement risks, documenting existing processes, and, with support from Internal Audit, performing an initial review and validation of the design and effectiveness of existing controls over material risks. The Group has developed a robust action plan and is in the process of implementing remediation actions were necessary.
Implementing a system of internal control across the Group, including the required documentation to meet the standards set forth in Section 404, is time consuming and complicated. The Committee has been monitoring the progress of the implementation throughout the year and is satisfied with management’s progression. It will continue to be a main focus area for the Committee throughout 2017.
Further information about the Group’s risk management and internal control processes is set out on page 53.The overall enterprise risk management framework, including the Board’s appetite for risk and the underlying process for capturing and reporting risk and control data, will continue to be developed in 2017 and to be reviewed by the Board and its committees.
IT transition and other matters
During the year, the Committee spent a considerable amount of time discussing and reviewing several key areas related to IT. Principally, the Committee focused on three main topics: (1) the transition of key IT roles and activities from the Group’s Atlanta office to Europe; (2) the process of stabilising the Group’s business in Great Britain after it was affected by temporary supply chain disruptions related to the implementation of new software programmes and processes early in the year; and (3) the Group’s processes and procedures related to managing cybersecurity risk. Throughout the year, management provided regular updates on each one of these topics to the Committee.
Whistleblowing hotline
The Committee has oversight of the adequacy and security of the Group’s whistleblowing policy and other arrangements for its employees and contractors to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters. These can be made via an independent and confidential service, where employees or contractors can report any concerns.
Looking forward into 2017
The Audit Committee, like the other Committees of the Board, has a process for forward planning its future meeting agendas and a schedule of topics to be considered in the course of the next 12 months. In addition to the routine responsibilities of the Committee, during 2017, we expect to focus on a number of key items including the following:

•	The Group’s first SOX 404 evaluation and certification of internal control over financial reporting;

•	The finalisation of acquisition accounting and the Group’s progress on accounting process harmonisation;

•	Monitoring of restructuring and integration activity, including the transition of transactional processing activities from Germany to the Group’s shared services centre in Sofia, Bulgaria;

•	IT matters, including cybersecurity; and

•	The further development of the Group’s enterprise risk management framework and compliance programmes.
Additionally, there are some areas where management is assessing the possible impact on its future financial statements of changes to accounting standards that will come into place in future years. In particular this is the case for IFRS 15, “Revenue from Contracts with Customers”, and IFRS 9, “Financial Instruments”, which are both effective for the Group from 1 January 2018, and IFRS 16, “Leases,” which is effective for the Group from 1 January 2019.
Garry Watts
Chairman of the Audit Committee
11 April 2017

P a g e | 61

Directors’ Remuneration Report
Statement from the Remuneration Committee Chairman
Dear Shareholder,
On behalf of the Board, I am pleased to present the Directors’ Remuneration Report for Coca-Cola European Partners plc (Group) for the year ended 31 December 2016. This is our first report, following completion of the merger which established the Group in May 2016.
The report is split into two parts:

•
Remuneration Policy Report (the Policy) - This section contains details of the Policy which will govern future remuneration payments to Directors at CCEP. This Policy will be subject to a binding shareholder vote at our 2017 AGM.

•
Annual Report on Remuneration - This section contains details on how our remuneration arrangements were operated from formation of the Group up until the end of 2016, and how they are intended to operate in 2017. The resolution on the Annual Report on Remuneration will be subject to an advisory shareholder vote at our 2017 AGM.

Business context
As highlighted when we listed and in our Strategic Report, our core financial objectives are focused on driving shareholder value through long-term, profitable growth while maintaining an efficient and optimal capital structure. Through disciplined investment and a continued focus on free cash flow growth, CCEP targets low single-digit revenue growth, mid-single-digit Operating Profit growth, mid-to-high single-digit diluted earnings per share growth, and an increase in return on invested capital (ROIC) of 20 basis points or more annually over the long term.
These performance measures and objectives are reflected in our remuneration arrangements.
The successful implementation of our near term and long-term strategy requires a strong and stable management team and succession plan.
John Brock retired on 28 December 2016 and was succeeded by Damian Gammell. Damian was previously the Chief Operating Officer (COO) of CCE.
Approach to Remuneration Policy
Following the Merger, the Remuneration Committee has spent considerable time focusing on how remuneration should be structured going forward. Each of the three legacy businesses that merged to form the Group had a differing remuneration ethos and differing pay principles. It was decided to align much of the approach immediately, with a recognition that further alignment will become possible over time. This resulted in the development of a new policy which the Remuneration Committee concluded should be based on the following key principles:

•	The remuneration should incentivise delivery of the business strategy;

•	The policy should be simple, transparent, and aligned between participants and shareholders;

•	A consistent policy should operate across the management team, with the remuneration arrangements of the three legacy companies being harmonised where possible;

•
Remuneration levels for Executive Directors should be in line with large international UK companies, while recognising the influence that our history and our links to the Coca-Cola system have had on remuneration levels for our senior team;

•	Variable remuneration should be performance related against stretching targets;

P a g e | 62

•	The policy should enable the recruitment and transfer of employees on the open market and within the Coca-Cola system; and

•	The policy should be able to be cascaded through the organisation in order to foster the development of talent and succession.
Determination of the new CEO’s remuneration
In considering the remuneration arrangements for Damian Gammell, the Remuneration Committee was mindful of striking an appropriate balance between different factors, including the current market sentiment on executive remuneration and Damian’s package as COO, itself influenced by CCE’s US heritage and the Coca-Cola system. The new structure of base salary, annual bonus and long-term incentives is more aligned than the prior CCE model with the creation of shareholder value. The mix also reduces the quantum of long-term incentives versus the prior CCE model, bringing the Company more in line with UK and European practice. Recognising and addressing the immediate and substantive task around integration gives stronger alignment with existing and new shareholder expectations.
The CEO’s remuneration, summarised below, has been determined according to our remuneration principles outlined above.
Base salary

•	Set at competitive level and reflecting individual skills, experience and performance.

•	Damian Gammell’s base salary has been set at £1,100,000.

•	While not driven by benchmarking, FTSE 30-50, EU FMCG and Coca-Cola system comparators were used to test reasonableness.
Annual bonus

•	Primarily based on financial performance with an individual performance modifier.

•	Target bonus: 150% of base salary.

•	Maximum bonus: 360% of base salary.

•
For 2017, the financial measures will be Operating Profit (50%), Revenue (30%) and Free Cash Flow (20%). These measures have been chosen as they are in line with our core objectives stated earlier on pages 10 to 11 and in our Strategic Report. Given the focus on profitable growth and synergies, Operating Profit has been given the larger weighting.

•	For 2017, no annual bonus will be paid in the event that the Group fails to deliver an Operating Profit in excess of that delivered in the prior year.

•	Individual performance measures will reflect broader company goals including sustainability, diversity and safety.

•	Performance targets will be fully disclosed retrospectively (unless commercially sensitive).
Long-term incentive

•	A single long-term incentive plan based on performance assessed over a three year performance period.

•	Target LTIP award: 250% of base salary.

•	Maximum LTIP award: 500% of base salary. Whilst high in the context of UK practice, this represents a substantive reduction versus the previous CCE CEO package.

•
For the 2017 LTIP award, the financial measures will be EPS (50%) and ROIC (50%). EPS and ROIC are our long term strategic targets to drive shareholder value. Stretching targets have been set for each measure (see page 71).

•
Total Shareholder Return TSR was considered, but given the absence of a sufficient number of close comparators, it was considered that EPS and ROIC, together with a new share ownership requirement (see below), would better serve to align CEO and shareholder interests.

Malus and clawback

•	Comprehensive malus and clawback provisions on all elements of variable pay.
Pension

•
Eligible to participate in the same defined contribution pension plan (or cash alternative) as that offered to other UK employees and on the same basis. Currently, the Company’s maximum contribution per employer to such arrangements is capped at £30k p.a.

Share ownership guideline

•
To provide further alignment with shareholders, the CEO is required to hold shares equivalent to 300% of his base salary, including for a period of one year after cessation of employment. The Remuneration Committee would encourage continued shareholding under these guidelines for a period of one year following termination of employment.

P a g e | 63

Outcomes for 2016
During the year, despite a challenging environment, CCEP delivered operating profit growth of 5 percent on a pro forma comparable basis. The integration is well underway and we are well positioned to deliver on our objectives for 2017. This performance has been reflected in the annual bonus outcomes, which are outlined on page 74.
As mentioned earlier, John Brock retired on 28 December 2016. Details of his arrangements, which are in line with his contractual entitlements and the rules of the applicable share plans, are stated in the Annual Remuneration Report.
2017 AGM and shareholder engagement
In early 2017, the Remuneration Committee consulted with shareholder representative bodies on our new remuneration structure. We welcomed the constructive feedback provided through the consultation process and this was taken on board in our final proposals.
We value all feedback from shareholders and intend to engage with shareholders on a regular basis.
I very much hope you will support our proposed Remuneration Policy and our Annual Report on Remuneration at our forthcoming AGM. I will be available at the meeting to answer any questions about the work of the Remuneration Committee.
Christine Cross
Chairman of the Remuneration Committee
11 April 2017

P a g e | 64

Directors’ Remuneration Report
Remuneration Policy Report

The following sections set out our Remuneration Policy Report (the Policy). This Policy will be put forward for shareholder approval at the 2017 AGM. Subject to shareholder approval, the Policy will take effect from the 2017 AGM and it is anticipated that the Policy will remain in place for three years.
The Policy will be disclosed on the Company’s website (www.ccep.com) following the 2017 AGM.
Policy table for Executive Directors
The table below summarises each element of the Policy for Executive Directors, with further details set out after the table. Currently, the CEO is the only Executive Director in the Company.

Base salary
Purpose and link to strategy	•	Core element of remuneration used to provide competitive level of fixed salary for Executive Directors of the calibre required for the long term success of the business.
Operation	•	Paid in cash and pensionable.
	•	Typically reviewed annually.
•
In reviewing salaries, consideration is given to a number of internal and external factors including business and individual performance, role, responsibilities, scope, market positioning, rate relative to other internal pay bands to ensure succession pay headroom, inflation and colleague pay increases.

Opportunity	•	While there is no prescribed formulaic maximum, annual increases will normally take into account the overall business performance and the level of increase awarded to the general relevant workforce.
•
Where the Remuneration Committee considers it necessary and appropriate, larger increases may be awarded in individual circumstances, such as a change in scope or responsibility or where a new Executive Director is appointed at a lower than market rate and the salary is realigned over time as the individual gains experience in the role. Salary adjustments may also reflect wider market conditions in the geography in which the individual operates.

Performance conditions	•	None, although individual performance will be taken into account when determining the appropriateness of base salary increases, if any.

Benefits
Purpose and link to strategy	•	Competitive and market-aligned benefits for Executive Directors of the calibre required.
Operation	•
A range of benefits may be provided, including, but not limited to, the provision of a company car or car allowance, the use of a driver, financial planning and tax advice, private medical insurance, medical check-ups, personal life and accident assurance and long-term disability insurance. Other benefits may be provided if considered appropriate to remain in line with market practice.

•
Expenses incurred in the performance of executive duties (including occasional expenses associated with spouse accompanying the Executive Director on business travel or functions as required) for the Company may be reimbursed or paid for directly by the Company, as appropriate, including any tax due on the benefits.

	•	The Company may also meet certain mobility costs, such as relocation support, housing and education allowances and tax equalisation payments.
	•	Directors are eligible to participate in all employee share plans on the same basis as other employees.
Opportunity	•
The value of benefits provided will be reasonable in the context of relevant market practice for comparable roles and taking into account any individual circumstances (e.g. relocation).It is not possible to state a maximum for all benefits as some will depend on individual circumstances (e.g. private medical insurance) and some may depend on family circumstances (e.g. relocation / housing / schooling allowances).

	•	The Remuneration Committee keeps the level of benefit provision under review.
	•	Participation in all employee share plans on the same basis as other employees up to the statutory limits.
Performance conditions	•	None.

Pension
Purpose and link to strategy	•	Provides an income for Executive Directors following their retirement in arrangements consistent with those offered to other employees in the relevant location.
Operation	•
Executive Directors can participate in the same plan as other local employees and on the same basis. The Company reserves the right to amend a pension arrangement for Executive Directors over the life of this Policy to reflect changes to the broader employee plan.

Opportunity	•	The current CEO can participate in the UK pension plan or can opt out and receive a partial cash alternative on the same basis as other employees in the UK.
	•	The current maximum annual employer contribution is £30k.
Performance conditions	•	None.

P a g e | 65

Annual bonus
Purpose and link to strategy	•	To incentivise the delivery of the business plan on an annual basis, and reward performance against key indicators which are critical to the delivery of the strategy.
Operation	•	Performance is measured over one year, with the bonus normally payable in cash after year end.
	•	The bonus is based on a combination of a business performance factor and an individual multiplier.
	•	The Remuneration Committee has the ability to apply both malus and clawback provisions to awards.
Opportunity	•	The bonus is calculated by multiplying the target bonus by a business factor (with a range of 0-200%) and an individual modifier (with a range of 0-120%).
	•	Target bonus is 150% of base salary.
•
The bonus earnt for business performance is subject to adjustment by the Remuneration Committee based on its evaluation of performance against individual goals for the year. The adjustment can range from eliminating the award, regardless of business performance, to providing up to a 20% increase. In no event, however, would an award exceed a cap of 360% of base salary.

	•	10.4% of the maximum bonus is payable for threshold business performance, excluding individual modifier (or assuming individual modifier of 100%).
Performance conditions	•
Business and individual performance measures and targets are set annually to align with the strategic plan and pay-out levels are determined by the Remuneration Committee after the year-end, based on performance against those targets during the relevant financial year.

•
The Remuneration Committee ensures that targets are appropriately stretching in the context of the strategic plan and that there is an appropriate balance between incentivising Executive Directors (i) to meet financial targets for the year and (ii) to deliver specific non-financial goals. This balance allows the Remuneration Committee to reward effectively performance against the key elements of the strategy.

	•	Each year, the Remuneration Committee determines the measures and weightings, with the majority of the annual bonus being based on financial performance measures.
	•	Each year, the annual performance targets set in the prior year are published in the annual remuneration report (unless considered commercially sensitive).
•
The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate.

Long-Term Incentive Plan (LTIP)
Purpose and link to strategy	•	Recognises and rewards delivery of Group performance over the longer term and delivered in shares to provide alignment with shareholder interests.
Operation	•	Awards of conditional shares (or equivalent) with vesting dependent on performance measured over at least three financial years.
	•	The Remuneration Committee sets targets each year, achievement of which it considers would represent stretching performance in the context of the strategic plan.
	•	Dividends (or equivalents) may accrue on vested shares and be paid in cash or shares. The Group’s current practice is to pay in cash.
	•	The Remuneration Committee has the ability to apply both malus and clawback provisions to awards.
•
In the event of any variation of the Company’s share capital, demerger, delisting, or other event which may affect the value of awards, the Remuneration Committee may adjust or amend the terms of awards in accordance with the rules of the plan.

Opportunity	•	Target LTIP award is 250% of base salary.
	•	The maximum annual award is 500% of base salary.
	•	For threshold levels of performance, 12.5% of the maximum award vests.
Performance details	•	The Remuneration Committee will align the performance measures under the LTIP with the long-term strategy of the Group with measures focused on delivering sustainable value creation.
•
Prior to each grant, the Remuneration Committee will select performance measures and targets. These may be financial, non-financial, share-price based, strategic, or on any other basis that the Remuneration Committee considers appropriate.

	•	Weighting will normally be split evenly across each measure used, although the Remuneration Committee may vary this as appropriate to reflect strategic priorities.
•
Currently, the performance measures used are EPS and ROIC[1]. The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate, although it would only do so following consultation with major shareholders.

[1] For definitions, please refer to the glossary of terms.

P a g e | 66

Illustration of the application of the Remuneration Policy
The Remuneration Committee considers the level of remuneration that may be received under different performance outcomes to ensure that this is appropriate in the context of the performance delivered and the value added for shareholders.
The charts below provide illustrative values of the remuneration package for the CEO in 2017 under three assumed performance scenarios. These scenarios do not take account of share price appreciation or dividends received.

	Assumed performance	Assumptions
Fixed pay	All scenarios	Fixed pay consists of : • Base salary effective on appointment: £1,100,000 • Benefits - assumed £175,000, which is broadly consistent with annualised benefits received in 2016
Variable pay	Below threshold
•
‘Threshold performance’ is set annually by the Board of Directors. It defines the minimum level of company performance required to warrant any award
•
No pay out under the annual bonus plan
•
No vesting under the LTIP

Target performance
•
‘Target performance’ is set annually by the Board of Directors. It defines the target level of company performance based on the approved annual business plan
•
Target annual bonus, representing 150% of base salary
•
Target LTIP award, representing 250% of base salary

Maximum performance
•
‘Maximum performance’ is set annually by the Board of Directors. It defines the maximum level of company performance that could be reasonably foreseen for the coming year
•
Maximum annual bonus, representing 360% of base salary
•
Maximum LTIP award, representing 500% of base salary

Share ownership guidelines
The CEO is required to hold 300% of his base salary in Company shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested shares from incentive awards (post-tax) have to be retained. The guideline continues to apply for one year following termination of employment.

P a g e | 67

Malus and clawback
The Remuneration Committee has the ability to operate malus and clawback under the annual bonus and LTIP plans. This provides the Remuneration Committee with the ability to restrict or reclaim payments to Executive Directors in circumstances where such an outcome would be inappropriate.
The circumstances in which the provisions may be invoked are:

Actions / conduct of individual
•
Dismissal for cause (as defined in the rules of the LTIP).
•
Misbehaviour.
•
Conduct resulting in significant loss.
•
Failure to meet appropriate standards of fitness and propriety.
•
Behaviour which materially contributes to reputational damage for the Company.

Risk	• Material failure of risk management.
Financial accounts	• Material misstatement in the audited consolidated accounts. • Error in the determination of the vesting of an award.
Regulatory requirement	• Any recovery requirement in line with applicable regulations.
In these circumstances, where the Remuneration Committee considers it appropriate it may apply the provisions set out below:

Annual bonus
•
Malus may be applied during the performance period to reduce (including to nil) the annual bonus pay-out.
•
Clawback may be applied for up to two years post-payment of the bonus, to recover some (or all) of any amount paid out.

LTIPs
•
Malus may be applied during the performance period to reduce (including to nil) the level of vesting of the award.
•
Claw-back may be applied for up to two years post-vesting of the award, to recover some (or all) of any amount paid out.

External appointments
Executive Directors are permitted to hold one external appointment with the prior consent of the Board. Any fees may be retained by the individual. At the time that this policy comes into operation the current CEO has no such external appointments.
Consideration of wider employee pay and conditions
The Remuneration Committee considers the budgeted salary increases for the broader relevant employee population when determining the remuneration policy for Executive Directors. It is expected that future salary increases for Executive Directors will be in line with the general relevant employee population (UK for the current CEO), except in exceptional circumstances, such as where a recently appointed Executive Director’s salary is increased to reflect his or her growth in the role over time or where significant additional responsibilities are added to the role.
The annual bonus metrics and related targets for Executive Directors are aligned with those of senior management and are cascaded through the organisation, adjusted in some cases for local market context. The performance metrics for LTIP awards are normally the same for all participants. Executive Directors may participate in all employee share plans on the same basis as other employees.
The Remuneration Committee does not consult directly with employees as part of the process of setting the Policy.
Treatment of outstanding arrangements
The Company will honour remuneration related commitments to current and former Executive Directors (which may involve the exercise of discretions available to the Remuneration Committee or the Board in relation to such commitments) where the terms were agreed prior to the approval and implementation of the Policy (provided that, in the opinion of the Remuneration Committee, the payment was not in consideration for the individual becoming an Executive Director of the Company).
For these purposes, payments include the Remuneration Committee or the Board satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment as agreed at the time the award was granted.

P a g e | 68

Recruitment policy
The following table sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director and the approach to be adopted by the Remuneration Committee in respect of each component.

Overall	Policy and operation
Policy application	•
The Remuneration Committee’s approach when considering the overall remuneration arrangements on the recruitment of a member of the Board from an external party is to take account of the Executive Director’s remuneration package in their prior role, the market positioning of the remuneration package, and not to pay more than necessary to facilitate the recruitment of the individual.

•
Where an Executive Director is appointed from within the business, in addition to considering the matters detailed above for external candidates, the normal policy of the Company is that any legacy arrangements would be honoured in line with the original terms and conditions.

•
With the potential for internal succession planning in mind the Company will ensure alignment between the approach taken at the Executive Director level and at other senior levels, ensuring that an appropriate pay progression is in place, thus facilitating talent development and succession planning.

Fixed elements	•	Salary levels drive other elements of the package and would therefore be set at a level which is competitive, but no more than necessary.
•
The Executive Director would be eligible to participate in any benefit and/or pension arrangements which were operated for Executive Directors at the time, in accordance with the terms and conditions of such arrangements.

•
The Company may meet certain mobility costs as required, including for example relocation support, expatriate allowances, temporary living and transportation expenses in line with the prevailing mobility policy and practice for senior executives.

	•	The individual will be eligible to participate in the annual bonus plan, in accordance with the rules and terms of the plan in operation at the time.
	•	The maximum level of opportunity will be no greater than that set out in the Policy Table above (i.e. 360% of base salary).
•
The individual will be eligible to participate in the LTIP, in accordance with the rules and terms of the plan in operation at the time. The maximum level of opportunity will be no greater than that set out in the Policy Table above (i.e. 500% of base salary).

Buy-out awards	•
The Remuneration Committee will consider what buy-out awards (if any) are necessary to facilitate the recruitment of a new Executive Director. This includes an assessment of the awards forfeited on leaving their current employer.

•
In determining the quantum and structure of these commitments, the Remuneration Committee will seek to provide no more than the equivalent value and replicate, as far as practicable, the form, timing and performance requirements of the awards forfeited.

•
Buy-out share awards, if used, will be granted using the Company’s existing LTIP to the extent possible, although awards may also be granted outside of this plan if necessary and as permitted under the Listing Rules.

	•	In the case of an internal hire, any outstanding awards made in relation to the previous role will be allowed to pay out according to their original terms.
	•	If promotion is part way through the year, an additional top-up award may be made to bring the Executive Director’s opportunity to a level that is appropriate in the circumstances.

P a g e | 69

Service contracts and loss of office arrangements
The Remuneration Committee’s policy on service contracts and termination arrangements for Executive Directors is set out below. On principle, it is the Remuneration Committee’s policy that there should be no element of reward for failure. The Remuneration Committee’s approach when considering payments in the event of a loss of office is to take account of the individual circumstances including the reason for the loss of office, Group and individual performance, contractual obligations of both parties as well as share and pension plan rules.
The key employment terms and conditions of the current Executive Directors, as stipulated in their service contracts are set out below:

Overall	Policy and operation
Notice period	•	The service contract for Executive Directors provides for a notice period of 12 months from the Company and 12 months from the individual.
New Executive Directors will be appointed on service contracts that have a notice period of not more than 12 months for both the Group and the individual.

The Remuneration Committee considers this policy provides an appropriate balance between the need to retain the services of key individuals for the benefit of the business and the need to limit the potential liabilities of the Group in the event of termination.

Contractual payments	•
The standard Executive Director service contract does not confer any right to additional payments in the event of termination though it does reserve the right for the Group to impose garden leave on the Executive Director during any notice period. In the event of redundancy benefits would be paid according to the Company’s UK redundancy policy prevailing at that time.

Annual bonus	•	Executive Directors may be eligible for a pro rata bonus for the period served, subject to performance.
	•	No bonus will be paid in the event of gross misconduct.
Long-term incentives	•	The treatment of unvested long term incentive awards is governed by the rules of the plan.
	•	Guidelines for normal treatment under the LTIP:
° Resignation or termination for cause: the award is forfeited;
° Death or disability: the award will normally vest in full;
° Redundancy or other involuntary termination: the award will normally continue, pro-rated for time served, and subject to performance conditions;
°
Good leaver: the Remuneration Committee may determine that a participant who ceases employment for any other reason (e.g. retirement, departure by mutual agreement) be treated as a ‘good leaver’ in which case the award will normally continue, pro-rated for time served and subject to performance conditions; and

° Change of control: the award normally vests pro-rated for time and subject to performance conditions. Alternatively, the award may be exchanged for awards in the acquiring company.
The cost of legal fees spent on reviewing a settlement agreement on departure may be provided where appropriate. The Company also reserves the right to pay for outplacement services as appropriate.

P a g e | 70

Policy table for Non-executive Directors
The table below summarises the remuneration policy for Non-executive Directors.

Purpose and link to strategy	•	To attract and retain high calibre individuals by offering market competitive fee arrangements.
Operation	•	Non-executive Directors (‘NEDs’) and the Chairman receive a basic fee in respect of their Board duties.
	•	Further fees may be paid for specific committees or other Board duties.
	•	Fees are set at a level which is considered appropriate to attract and retain the calibre of individual required by the Company. Fees will be reviewed and may be increased periodically.
•
Annual fees are set in UK Sterling and may be received in UK Sterling, US Dollars or Euros at the election of the NED. If appropriate, fees may be set and paid in alternative currencies, using the applicable spot rate.

	•	The Chairman and NEDs are not eligible for incentive awards or pensions.
•
Expenses incurred in the performance of Non-executive duties (including occasional expenses associated with spouse accompanying the Chairman or NED on business travel or functions as required) for the Company may be reimbursed or paid for directly by the Company, as appropriate, including any tax due on the benefits.

	•	Additional small benefits may be provided.
Opportunity	•	The Company’s articles of association provide that the total aggregate remuneration paid to the Non-executive Chairman and the NEDs will be within the limits set by shareholders.
The Non-executive Directors, including the Chairman of the Board, do not have service contracts, but have letters of appointment.
Non-executive Directors and the Chairman of the Board are not entitled to compensation on leaving the Board.
In accordance with the Shareholders’ Agreement entered into at the time of the merger, all directors will be elected annually, other than the initial independent Non-executive Directors and the initial Chairman, who have longer initial terms, as described in the Corporate Governance Report.
Consideration of shareholder views
The Remuneration Committee recognises the importance of building and maintaining a good relationship with shareholders.
The Remuneration Committee engaged with shareholder representative bodies in early 2017 on the proposed Policy. Going forwards, the Remuneration Committee will continue to monitor shareholder views when evaluating and setting ongoing remuneration strategy, and will consult with shareholders prior to any significant changes to our remuneration policy.
Minor amendments
The Remuneration Committee may make minor amendments to the Policy set out above (for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval for that amendment.

P a g e | 71

Directors’ Remuneration Report
Annual Report on Remuneration
Implementation of the Remuneration Policy in 2017
As highlighted in the Chairman’s Statement, 2017 is the first year full year of operation for CCEP and the first year of implementation of the Policy.
Damian Gammell became CEO of CCEP on 29 December 2016 and his remuneration arrangements are aligned with the Policy and consist of the following:
Base salary

•	Damian Gammell’s base salary has been set at £1,100,000.
Annual bonus

•	Target bonus: 150% of base salary.

•	Maximum bonus: 360% of base salary.

•
Business targets are based on Operating Profit (50%), Revenue (30%) and Free Cash Flow (20%). These measures have been chosen as they are in line with our core objectives stated above. Given the focus on profitable growth and synergies, Operating Profit has been given the larger weighting.

•	For the purpose of the annual bonus, Operating Profit includes restructuring costs. This differs from the reported Operating Profit number in order to increase focus on delivering the synergy targets.

•	Free Cash Flow will be measured excluding cash taxes, interest expense, pension and other non-financial items but will include cash restructuring expenses.

•	All financial targets used for annual bonus calculations are set on a constant currency basis.

•
Individual objectives (for the purposes of the individual multiplier) have been set and include embedding a new CCEP culture (to include purpose, values, operating framework), driving further diversity in the organisation and delivering against the Group’s stated synergy saving targets.

•
Financial targets are not disclosed prospectively as they are deemed commercially sensitive, but it is intended that they will be disclosed in next year’s Annual Remuneration Report. A description of individual performance including specific quantitative measures (where appropriate) will also be disclosed in next year’s Annual Remuneration Report.

Long-term incentive

•	Target LTIP award: 250% of base salary.

•	Maximum LTIP award: 500% of base salary.

•
The vesting of the 2017 LTIP award will be based on EPS and ROIC, equally weighted, and measured over a three year performance period. EPS and ROIC have been chosen as these are our long term strategic targets to drive shareholder value.

•	Both EPS and ROIC will be measured on a corporate tax and currency neutral basis, against the following targets:

Vesting level	EPS element (50% of the award)	ROIC element (50% of the award)
	Compound annual growth over the three year period to FY 2019	ROIC achieved in the final year of the performance period (FY 2019)
25%	4.0% p.a.	8.8%
100%	8.7% p.a.	10.4%
200%	12.0% p.a.	11.5%
Straight-line vesting between points. No vesting below threshold.
Share ownership guidelines
The CEO, who is the only Executive Director, is required to hold 300% of his base salary in Company shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested shares from incentive awards (post-tax) have to be retained. The guideline encourages continued shareholding for one year following termination of employment.
Pension
The maximum employer contribution, in line with other UK employees, is 10% of base salary or £30k if the employee opts out of the pension plan in favour of the cash alternative, as the CEO has.

P a g e | 72

Benefits

•
The main benefits include a car allowance (£14,000), financial planning allowance (£10,000) and as provided under the terms of his service contract, schooling allowance (£75,000) and international private healthcare coverage (£48,1301).

1 Paid in USD, exact figure: $65,937.16.
Chairman and Non-executive Director fees
The table below shows the Non-executive Director current fee structure that will remain applicable for 2017:

Role	Fees
Chairman	£550,000
Non-executive Directors	£80,000
Senior Independent Director Supplement	£30,000
Committee Chairman
Audit, Remuneration and ATC Nomination and CSR	£35,000 £20,000
Committee Membership
Audit, Remuneration and ATC Nomination and CSR	£15,000 £10,000
Single Figure table for Non-executive Directors (audited)
The following table sets out the total remuneration received by the Chairman and Non-executive Directors from the date of the Company’s admission to the UK market (28 May 2016) (Admission) up until 31 December 2016.

Individual	Base fee	Chairman/ Committee fees	Taxable benefits	Total remuneration
Sol Daurella	£320,833.33	£14,583.33	£ -	£335,416.67
Jan Bennink	£46,667.67	£26,250.00	£ -	£72,916.67
José Ignacio Comenge Sánchez-Real	£46,667.67	£8,750.00	£ -	£55,416.67
Christine Cross	£46,667.67	£29,166.67	£ -	£75,833.33
J. Alexander M. Douglas, Jr	£46,667.67	£5,833.33	£ -	£52,500.00
Javier Ferrán	£46,667.67	£17,500.00	£ -	£64,166.67
Irial Finan	£46,667.67	£14,583.33	£ -	£61,250.00
L. Phillip Humann	£46,667.67	£11,667.67	£ -	£58,333.33
Orrin H. Ingram II	£46,667.67	£14,583.33	£ -	£61,250.00
Thomas H. Johnson	£64,167.67	£14,583.33	£ -	£78,750.00
Alfonso Líbano Daurella	£46,667.67	£11,667.67	£ -	£58,333.33
Véronique Morali	£46,667.67	£14,583.33	£ -	£61,250.00
Mario Rotllant Solá	£46,667.67	£8,750.00	£ -	£55,416.67
Francisco Ruiz de la Torre Esporrín	£46,667.67	£ -	£ -	46,667.67
Garry Watts	£46,667.67	£29,166.67	£ -	£75,833.33
Curtis R. Welling	£46,667.67	£14,583.33	£ -	£61,250.00
While the Remuneration Policy does provide for the payment of certain taxable benefits, none were paid in 2016.
Remuneration outcomes for 2016
The following pages set out information on remuneration received by Executive Directors from Admission up until 31 December 2016. As the Company was a newly incorporated and listed company during 2016, there is no disclosure in this report for the prior year.
The information presented in the single figure table for Non-executive Directors and from this section, up to and including the note on outstanding awards on page 76, represents the audited section of this report.

P a g e | 73

Single figure of remuneration for Executive Directors (audited)

Individual	Salary	Taxable benefits	Annual bonus	Long-term incentives	Pension	Other emoluments	Total remuneration[3]
Damian Gammell[1]	£9,007.45	£1,205.98	£16,456.61	0	0	0	£26,670.04
John Brock[2]	$745,397.00	$2,165,743.00	$978,813.72	0	0	$102.00	$3,890,055.72
1 Damian Gammell was appointed as Chief Executive Officer and joined the Board on 29 December 2016. Figures shown above are for the period in which he served as an Executive Director (i.e. 29 Dec - 31 Dec: 3/366 days). He is a UK employee hence his remuneration is paid in GBP.
2 John Brock served as Chief Executive Officer until retirement on 28 December 2016. Figures shown above are for the period in which he served as an Executive Director (i.e. 29 May - 28 Dec: 214/366 days). He was a US employee hence his remuneration was paid in USD. All employee benefits ended on retirement.
3 Using the 2016 average Euro exchange rates (1.2236 GBP and 0.9036 USD) Damian Gammell’s total remuneration equated to €32,633.46, John Brock’s total remuneration equated to €3,515,054.35.
Notes to the table
Base salary
Damian Gammell was appointed an Executive Director as at 29 December 2016. His base salary was £1,100,000 per annum. From Admission to 28 December 2016 John Brock’s annual base salary was $1,285,000 per annum.
Taxable benefits
For Damian Gammell, these benefits relate mainly to financial assistance with the following annualised value: financial planning allowance (£10,000), a car allowance (£14,000), schooling allowance (£75,000), and international private medical coverage (£48,130)1. Figures in the table above are prorated for the period 29 to 31 December 2016.
For John Brock, the reported figure is made up of two items:

•	Company aircraft usage: ($2,140,743). For personal security reasons, John Brock was required by the Board to use the company aircraft for all air travel, both business and personal.

•	Legal advice: ($25,000). Associated with the amendment of John Brock’s employment agreement.
Annual bonus
In 2016 both Damian Gammell and John Brock participated in a legacy CCE annual bonus which ended on Admission. From Admission they participated in the CCEP annual bonus. For Damian Gammell the maximum bonus opportunity was 450% of base salary (this reduces to 360% in 2017 following the implementation of the remuneration policy).  For John Brock the maximum bonus opportunity was 416% of base salary. Results of this Group annual bonus are based on Operating Profit goals set from Admission to 31 December 2016.
The performance outcome for the financial element of the CCEP bonus (from Admission to 31 December 2016) was as follows:

Measure	Weighting	Performance			Actual outcome
		Threshold	Target	Maximum
Operating Profit[1]	100%	€903.6m	€1,063m	€1,190.6m	€1,023m
1 As described above
The 2016 CCEP bonus was calculated as shown in the illustration below. It takes account of the employee’s bonus target set as a percentage of base pay, the financial performance of the Group as measured against the pre-set business targets, and for Damian Gammell his individual performance.
In the 2016 plan, the financial multiplier was set to take account of actual performance versus target:

•	Financial performance at 112% of target would have delivered a financial performance multiplier of 200%;

•	Financial performance of 100% of target would have delivered a financial performance multiplier of 100%;

•	Financial performance of 90% of target would have delivered a financial performance multiplier of 50%; and

•	Financial performance of 85% of target would have delivered a financial performance multiplier of 25%.
2016 financial performance was 96.2% of target. This delivered a financial performance multiplier of 81.2%.

P a g e | 74

The Remuneration Committee assessed Damian Gammell’s individual performance against the objectives set at the beginning of the year. They noted in particular the pivotal role Damian played in the merger, the rapid integration of the new business, the results delivered in 2016 and clear plans developed to deliver against the Group’s stated targets. As a result the Committee determined that it was appropriate to award the maximum individual modifier of 150% which resulted in a total annual bonus of £729,579.32 from the period from Admission to 31 December 2016. Mr Gammell also received £581,403.17 in annual bonus from CCE based on CCE performance results from 1 January 2016 to Admission.
For John Brock, his employment agreement provided for an annual bonus from Admission based solely on the Company’s businesses’ performance results from Admission to 28 December.  Mr Brock also received $1,329,165 in annual bonus from CCE based on CCE performance results from January to May 2016.
2016 CCEP annual bonus outcomes
Damian Gammell: 29 December - 31 December

Target bonus 150% of base salary	x	Financial performance factor 81.2%	x	Individual performance factor 1.5	=	2016 bonus = £16,456.61 (182.7% of base salary)
John Brock: Admission - 28 December

Target bonus 160% of base salary	x	Financial performance factor 81.2%	=	2016 bonus = $978,813.72 (129.9% of base salary)
The bonus figures shown in the single figure table have been pro-rated for time served as an Executive Director during the period from Admission up until 31 December 2016.
Long-term incentives
No long term incentives awards were made to Mr Brock or Mr Gammell during the period from Admission to 31 December 2016.
No long term incentives awards vested for Mr Brock during the period from Admission to 28 December 2016. Details are listed below in the description of payments made to Mr Brock for payments to past directors.
No long term incentives awards vested for Mr Gammell during the period from 29 December 2016 to 31 December 2016.
Details of outstanding awards are shown in the table on page 76.
Pension
Neither Damian Gammell nor John Brock received any Group pension contributions in the period from Admission to 31 December 2016.
Other emoluments
John Brock received a $102.00 medical benefit refund. All US employees received a refund.
Payments to past directors
John Brock retired from the Board on 28 December 2016. Details of his remuneration for the period from Admission to retirement on 28 December 2016 are set out in the single figure of the remuneration table above. The following arrangements apply in respect of Mr Brock’s cessation of employment.
In accordance with the terms of his contract of employment, Mr Brock will provide services to the Company as a consultant for a one year period, as requested, which began on 29 December 2016. Mr Brock is not receiving any additional compensation for providing services to the Company as a consultant, but he will be provided with an office and administrative support for the first six months of this period.

P a g e | 75

In accordance with the rights and obligations set out in Mr Brock’s employment agreement in the event of retirement following change in control, he was entitled to receive:

•	Accrued vacation pay and unreimbursed business expenses in accordance with Company policies;

•	$535,417, representing the proportion of annual base salary which Mr Brock would have otherwise been entitled to receive to 27 May 2017; and

•	$5,011,500, being equal to 1.5 times the sum of Mr Brock’s final annual base salary and his most recent target annual incentive award.
Subject to Mr Brock fulfilling his post-termination obligations, these amounts due are payable in instalments, namely: (a) $1,232,648 in January 2017, (b) $924,496 in June 2017, (c) the balance of 11 equal monthly instalments of $308,648, commencing in August 2017.
As of 29 December 2016 it was recorded that the performance conditions on his 2014 and 2015 long-term incentive awards had been satisfied. These awards were made up of (a) 194,942 and 92,800 performance stock units (PSUs) under the 2014 and 2015 awards respectively; and (b) 249,751 stock options under his 2015 option award, which have an exercise price of US$39.00 per share. Also in accordance with his employment agreement and the awards’ terms, stock options held by him remain exercisable for the balance of the original term of each grant.
Statement of Directors’ share ownership and share interests (audited)
As stated above, the CEO is required to hold 300% of his base salary in Company shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested shares from incentive awards (post-tax) have to be retained. The guideline continues to apply for one year following termination of employment.
Share ownership requirements and the number of shares held by Directors are set out in the table below.

	Interests in shares at 31 December 2016	Interests in share incentive schemes subject to performance conditions at 31 December 2016	Interests in share incentive schemes not subject to performance conditions at 31 December 2016	Share ownership requirement as a % of salary	Share ownership as a % of salary achieved at 31 December 2016
Sol Daurella	32,312,263 [1]	0	0	0	0
John Brock	1,382,214 2 3	0	6,143, 537 [4]	0	0
Damian Gammell	28,975	0	443,443 [4]	300%	67.1% [5]
Jan Bennink	27,200	0	0	0	0
Christine Cross	0	0	0	0	0
Alfonso Líbano Daurella	6,493,803 [1]	0	0	0	0
J. Alexander M. Douglas, Jr	0	0	0	0	0
Javier Ferrán	0	0	0	0	0
Irial Finan	0	0	0	0	0
L. Phillip Humann	49,055	0	0	0	0
Orrin H. Ingram II	10,000	0	0	0	0
Thomas H. Johnson	10,000	0	0	0	0
Véronique Morali	0	0	0	0	0
Francisco Ruiz de la Torre Esporrín	0	0	0	0	0
José Ignacio Comenge Sánchez-Real	7,728,413 [1]	0	0	0	0
Mario Rotllant Solá	0	0	0	0	0
Garry Watts	10,000	0	0	0	0
Curtis R. Welling	10,000	0	0	0	0
1 Shares held indirectly through Olive Partners S.A.
2 Shareholding stated at date of retirement (i.e. 28 December 2016), not 31 December 2016
3 386,462 of these shares are held by John Brock and his wife in various trusts, where they are trustees
4 For further information on these interests, please refer to the outstanding awards table.
5 The Company’s share ownership policy stipulates that the Remuneration Committee will translate the relevant percentage of base salary requirement into a number of shares for each individual, using base salary, share price on the NYSE (average of the high and low), and the currency exchange rate on 1 December 2016 (or on the appointment date for new joiners post-implementation). 67.1% is therefore calculated using a share price of $31.97 and a GBP / USD FX of 1:1.25604, being the applicable price/rate.

P a g e | 76

Outstanding awards (audited)

Director and grant date	Scheme	Exercise price	Number of shares subject to awards on Admission	Granted between Admission and 31 December 2016	Vested/ exercised between Admission and 31 December 2016	Lapsed during the year	Number of shares subject to awards at 31 December 2016	End of performance period	Vesting date	Exercise period end
John Brock
31.10.07	Options	$13.35	451,499	0	0	0	451,499	0		31.10.17
30.10.08	Options	$5.09	857,876	0	0	0	857,876	0		30.10.18
04.11.09	Options	$9.89	1,030,148	0	0	0	1,030,148	0		04.11.19
04.11.10	Options	$18.40	628,590	0	0	0	628,590	0		04.11.20
03.11.11	Options	$19.68	695,588	0	0	0	695,588	0		03.11.21
05.11.12	Options	$23.21	655,124	0	0	0	655,124	0		05.11.22
31.10.13	Options	$31.46	510,912	0	0	0	510,912	0		31.10.23
30.10.14	Options	$32.51	626,202	0	626,202	0	626,202	0		30.10.24
05.11.15	Options	$39.00	499,502	0	249,751	0	249,751	0		05.11.25
31.10.13	PSUs	0	150,105	0	150,105	0	0	31.12.14	29.12.16[1]	0
30.10.14	PSUs	0	194,942	0	194,942	0	0	31.12.15	29.12.16[1]	0
05.11.15	PSUs	0	92,800	0	92,800	0	0	31.12.16	29.12.16[1]	0

Damian Gammell
05.11.15	Options	$39.00	324,643	0	108,214	0	216,429	0		05.11.25
05.11.15	PSUs	0	60,300	0	0	0	60,300	31.12.16	30.04.19	0
02.11.15	RSUs[2]	0	78,000	0	19,500	0	58,500	31.12.16	02.11.17[2]	0
1 Under the terms of John Brock’s contract (see above) it is agreed that the PSU vesting conditions are met as at 29 December 2016 however, these awards will not however be distributed to John Brock earlier than the original planned vest date.
2 RSU: Restricted Stock Units. First tranche of three (19,500) vested 12 October 2016. Other two tranches vest on 12 October 2017 (19,500) and 12 October 2018 (36,000).
Dilution levels
The terms of the Company’s share plans set limits on the number of newly issued shares that may be issued to satisfy awards. In accordance with guidance from the Investment Association, these limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a ten-year period in relation to the Company’s issued share capital, with a further limitation of 5% in any ten-year period on discretionary plans.

P a g e | 77

Historical TSR performance and Group Chief Executive Remuneration outcomes
The charts below compare the TSR performance of the Company from Admission up until 31 December 2016 with the TSR of both the Euronext 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as the Company.

Euronext 100	S&P 500

The following table summarises the CEO’s single figure of total remuneration and annual bonus pay-out as a percentage of the maximum opportunity over this period.

	Damian Gammell	John Brock
Chief Executive single figure of remuneration	£26,670.04	$3,890,055.72
Annual bonus payout (as a % of maximum opportunity)	40.6%	31.23%
LTI vesting (as a % of maximum opportunity)	N/A	N/A
Requirements related to year on year changes
As the Company was listed in May 2016, the chart showing the percentage change in remuneration of the CEO and the relative importance of the spend on pay are not applicable this year.
The Remuneration Committee
As a company with Standard Listing, the Company is not obliged to comply or explain its non-compliance with the UK Corporate Governance Code, however it has determined to do so. The terms of the Shareholders’ Agreement and the Company’s Articles of Association contain provisions in relation to the Remuneration Committee that depart from the UK Corporate Governance Code, notably:

•
The Remuneration Committee does not have sole authority to determine the compensation of the CEO or the Chairman as recommended by the UK Corporate Governance Code. Rather, the terms of the compensation of the CEO and the total individual compensation of the Non-Executive Directors and the Chairman are determined by the entire Board upon the recommendation of the Remuneration Committee.

•
So long as the Olive Partners’ equity proportion is at least 15%, the Remuneration Committee will be required to include at least one Olive Partners nominated Director, and for so long as the Coca-Cola Company’s Equity Proportion is at least 10%, it will be required to include at least one Coca-Cola Company nominated Director. The Remuneration Committee will not, therefore, be comprised solely of independent Non-Executive Directors.

The Remuneration Committee’s Terms of Reference were approved on 17 May 2016 and can be found in the corporate governance section within the Investors section of our website at http://ir.ccep.com.

P a g e | 78

Remuneration Committee members and attendance
In line with the Shareholders’ Agreement, the Remuneration Committee has five members including three independent Non-executive Directors, one director nominated by Olive Partners and one director nominated by European Refreshments (an indirect subsidiary of The Coca-Cola Company).

Attendance
Christine Cross (Chairman of the Remuneration Committee)	6/6
Irial Finan (European Refreshments nominated director)	6/6
Tom Johnson	6/6
Mario Rotllant Solá (Olive Partners nominated director)	5/6
Garry Watts	4/6
Remuneration Committee key activities

•	Review of the CEO and senior management remuneration with a view to harmonise remuneration arrangements of the three legacy companies where possible.

•	Development of the Company’s first Remuneration Policy.

•	Recommendation of remuneration arrangements for the CEO for Board approval.

•	Approval of the remuneration arrangements for senior managers.

•
Determination for Board approval of performance measures applicable to the annual bonus and long-term incentive plan and annual bonus payout for the CEO and approval of these matters for senior managers.

•	Recommendation for Board approval of the termination arrangements for John Brock.
Support for the Remuneration Committee
During the year, Deloitte LLP (Deloitte) was appointed by the Remuneration Committee to provide external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct in relation to executive remuneration consulting in the UK. The Remuneration Committee is satisfied that the engagement partner and team which provides advice to the Remuneration Committee do not have connections with the Company that may impair their independence. The wider Deloitte firm has also provided unrelated tax and consultancy services to CCEP.
Total fees received by Deloitte in relation to the remuneration advice provided to the Remuneration Committee from June to December 2016 amounted to £169,950 based on the required time commitment.
The Chairman, the past and current CEO, the CFO, and the past and current Chief Human Resources Officers attended meetings by invitation of the Remuneration Committee in order to provide the Remuneration Committee with additional context or information, except where their own remuneration was discussed.
This Directors’ Remuneration Report is approved by Board and signed on its behalf by
Christine Cross
Chairman of the Remuneration Committee
11 April 2017

P a g e | 79

Directors’ Report

The Directors submit their Annual Report together with the audited accounts of the Group and of the Company, Coca-Cola European Partners plc, registered in England and Wales No. 09717350, for the year ended 31 December 2016.
This document has been prepared in accordance with the applicable information disclosure requirements of the Companies Act 2006, the Listing Rules, the Disclosure Guidance and Transparency Rules and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority. In addition this document has been prepared taking into account the applicable requirements of the US Securities Exchange Commission for a foreign private issuer.
The Companies Act 2006 requires the Company to provide a Directors’ Report for Coca-Cola European Partners plc for the year ended 31 December 2016. Certain information, that is required to be included in the Directors’ Report, is incorporated by reference into this report from the following areas of the Annual Report:

•
information concerning non-financial performance indicators and associated matters is included in the Business and Financial Review on page 21 which also includes a section looking ahead, as does the CEO’s letter on page 9

•	viability statement on page 26

•	Corporate Governance Report, including reports from each of the Nomination Committee, the Audit Committee and the Remuneration Committee on pages 37 to 78

•	Directors’ Statement of Responsibility on page 83

•	Financial Instruments: the information on financial risk management objectives and policies contained in Notes 11 and 23 of the consolidated financial statements

•
information about provisions relating to retirement and removal of directors set out in the subsection of that name in the summary of the main provisions of the Articles in the section of this Report entitled Other Group Information

This Directors’ Report and the Strategic Report contained in pages 2 to 35 together represent the management report for the purpose of compliance with DTR 4.1.8R of the UK Listing Authority’s Disclosure Guidance and Transparency Rules.
Events after the reporting period
There have been no material events affecting the Company or the Group since 31 December 2016 other than those set out in Note 26 to the consolidated financial statements.
Dividends
After the Merger, the Board authorised a dividend of €0.17 for the third quarter 2016, totalling €82 million, which was paid in October 2016, and a dividend of €0.17 for the fourth quarter 2016, totalling €82 million, which was paid in January 2017. In March 2017 the Board authorised a dividend of €0.21 per share payable on 24 April 2017 to those shareholders of record on 10 April 2016.
Going concern
Information on the business environment in which the Group operates, including the factors that are likely to impact the future prospects of the Group, is included in the Strategic Report. The principal risks and uncertainties that the Group faces throughout its global operations are shown on pages 24 to 26. The financial position of the Group, its cash flows, liquidity position and debt facilities are also described in the Strategic Report. In addition, the Group’s viability statement is set out within the Strategic Report on page 26. Notes 11 and 23 to the consolidated financial statements set out the Group’s objectives, policies and processes for managing its capital; financial risks; financial instruments and hedging activities; and its exposures to credit, market (both currency and interest rate-related) and liquidity risk. Further details of the Group’s cash balances and borrowings are included in Notes 9 and 12 to the consolidated financial statements.
The Directors have prepared cash flow forecasts for the Group for a period in excess of 12 months from the date of approval of the 2016 financial statements. These forecasts reflect an assessment of current and future end-market conditions and their impact on the Group’s future trading performance. The forecasts show that the Group will be able to operate within the current committed debt facilities and show continued compliance with the Company’s financial covenants. On the basis of the exercise described above and the Group’s available committed debt facilities, the Directors consider that the Group and Company have adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. Accordingly, they continue to adopt a going concern basis in preparing the financial statements of the Group and the Company.

P a g e | 80

Disclosure of information to auditors
Each person who is a Director at the date of approval of this report confirms that:

•	so far as he or she is aware, there is no relevant audit information (as defined by section 418 of the Companies Act 2006) of which the Company’s auditors are unaware; and

•
each Director has taken all the reasonable steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

Auditor reappointment
Ernst & Young LLP has expressed its willingness to continue in office as auditor of the Company, and consequently, resolutions for the reappointment of Ernst & Young as auditor of the Company and to authorise the Audit Committee to determine its remuneration are to be proposed at the AGM.
Directors
The members of the Board as at the date of this report and their biographical details are set out on pages 38 and 45. John Brock served as a director of the Company up to his date of retirement on 28 December 2016. Damian Gammell was appointed to the Board on 29 December 2016 and therefore is being proposed for election at the forthcoming AGM and the Directors nominated by Olive Partners and European Refreshments will be proposed for re-election at that meeting. Further information on the remuneration of, and contractual arrangements for, the current Executive and Non-executive Directors is set out in the Directors’ Remuneration Report. The Non-executive Directors do not have service agreements. Directors are appointed by ordinary resolution of the shareholders or by a decision of the Directors. Under the Company’s Articles, Olive Partners and European Refreshments each have the right to nominate a specified number of Directors if their respective equity proportions are above a certain percentage of the Company’s issued shares. The majority of the Directors on the Board must be independent. A proposed replacement for an independent Non-executive Director must be nominated by the Nomination Committee and approved by the Board. More information about the powers of Directors is set out in the Roles and Responsibilities section of the Corporate Governance Report and more information about the appointment and removal of directors is set out in the Corporate Governance Report and in the summary of the main provisions of the Articles in the section of this Report entitled Other Group Information.
Directors’ indemnity arrangements
Each Director and former Director who served on the Board during 2016 had the benefit of qualifying third-party deeds of indemnity. The Company has also purchased and maintained directors’ and officers’ liability insurance throughout 2016.
Amendment of Articles of Association
The Company may make amendments to the Articles by way of special resolution in accordance with the Companies Act.
Branches
The Company does not have any overseas branches within the meaning of the Companies Act.
Equal opportunities employment
CCEP is an equal opportunities employer and decisions on recruitment, development, training and promotion and other employment related issues are made solely on the grounds of individual ability, achievement, expertise and conduct. These principles are operated on a non-discriminatory basis, without regard to race, colour, nationality, culture, ethnic origin, religion, belief, gender, sexual orientation, age, disability or any other reason not related to job performance or prohibited by applicable law. In cases where employees are injured or disabled during employment with the Group, support is provided to those employees and workplace adjustments are made as appropriate in respect of their duties and working environment, supporting recovery and continued employment.
Employee communication
CCEP is committed to communicating clearly, transparently and in a timely manner with its employees and their representatives. All employees have access to news and information in local languages about CCEP, its leadership, performance and plans via intranet sites, printed materials and meetings with management. Through the intranets, materials and meetings, as well as CCEP’s published results, CCEP’s management updates the workforce on both overall and local company performance.  Additionally, many employees participate in incentive programmes or share ownership schemes that are tied to company performance, giving them a direct vested interest in those results.
CCEP also meets regularly with the European, national and local Works Councils that represent the Group’s employees. When required, CCEP engages in consultation with employees and their representatives in an effective dialogue around proposed measures prior to making decisions. This process is managed via the appropriate elected representative bodies at national and/or local levels. CCEP is committed to having a constructive and meaningful dialogue. During consultation,

P a g e | 81

employee representatives have the opportunity to ask questions, share views, propose alternatives and formulate opinions on proposals before a final decision is taken by management.
Greenhouse gas emissions - core business operations (scope 1, 2, 3)
Details of the scope 1, scope 2 and scope 3 greenhouse gas (GHG) emissions in tonnes of CO2 equivalent from activities for which the Group is responsible for the calendar year ended 31 December 2016 are set out below. These are calculated in accordance with the WRI/WBCSD Greenhouse Gas Protocol, using an operational consolidation approach to determine organisational boundaries.
We disclose the scope 1, 2 and 3 emissions which make up our core business operations; this includes our manufacturing, cold drink equipment and transportation figures.More details about our GHG emissions, including the GHG emissions of our value chain, including our ingredients and packaging, will be contained in CCEP’s first Sustainability Report, to be published in June 2017. Additional scope 3 figures will also be included in our 2017 CDP response.
In 2016 we achieved a 7.42% reduction in our carbon emissions versus those in 2015, using a market based scope 2 approach and using data from the bottlers from which CCEP was formed for the period before CCEP’s formation. We are currently focused on developing a set of sustainability commitments and targets for our new business. This will include a GHG emissions reduction target that is aligned with the expectations of climate science and the Paris climate agreement.
The Board’s Corporate Social Responsibility Committee has responsibility for sustainability matters. Climate-related risks have been identified as one of CCEP’s risk factors (as disclosed in the Strategic Report of this Annual Report) and the responsibility for overseeing CCEP’s response to these risks has been integrated into CCEP’s overall Enterprise Risk Management framework.

	Emission sources	2015	2016
Scope 1 (tonnes CO2e)	Direct emissions (e.g. fuel used in manufacturing, own vehicle fleet, as well as process and fugitive emissions)	265,863	260,105
Scope 2 (market based) (tonnes CO2e)	Indirect emissions (e.g. electricity)	51,934	28,197
Scope 2 (location based) (tonnes CO2e)		195,370	190,294
Scope 3 (tonnes CO2e)	Third party emissions included in our core business operations, including those related to our cold-drink equipment, third party transportation and distribution, and business travel	1,211,811	1,127,849
GHG emissions (scope 1 & 2) per litre of product produced (market based scope 2 approach): 22.46 g/litre of product produced
GHG emissions (scope 1 & 2) per euro of revenue (market based scope 2 approach): 26.45 g/ euro of revenue
Note on sources of data and calculation methodologies:
Under the WRI/WBCSD Greenhouse Gas (GHG) Protocol, we measure our emissions in three ‘scopes’, except for CO2e emissions from biologically sequestered carbon, which is reported separately. The figures in the above table for 2015 incorporate data from the bottlers from which CCEP was formed.
Data is consolidated from a number of sources across our business and is analysed centrally. We use a variety of methodologies to gather our emissions data and measure each part of our operational carbon footprint, including natural gas and purchased electricity data, refrigerant gas losses, CO2 fugitive gas losses and transport fuel, water supply, waste water and waste management. We use emission factors relevant to the source data including DEFRA 2016 and IEA 2014 emission factors.
Scope 1 figures include: direct sources of emissions such as the fuel we use for manufacturing and our own vehicles plus our process and fugitive emissions.
Scope 2 figures include: indirect sources of emissions such as the purchased electricity we use at our sites.  We report against this on both a location based and a market based approach.
Scope 3 figures include: indirect sources associated with the electricity used by our cold drinks and coffee equipment at our customers’ premises, our employee business travel by rail and air, emissions related to the supply of water and treatment of wastewater, emissions from the treatment of waste, fuel used by our third-party distributors, other energy related emissions not already accounted for under scope 1 and 2 (e.g. emissions from well-to-tank and transmission and distribution). Additional scope 3 figures from our ingredients and packaging will be reflected in our 2017 Sustainability Report, and will also be included in our 2017 CDP response.

P a g e | 82

Approximately 1.38 % of our operational carbon footprint is based on estimated emissions (e.g. leased offices where energy invoices are not available). Our Scope 1 and 2 emissions are independent of any greenhouse gas trades.
The figures for 2016 in the above table, along with selected information in CCEP’s forthcoming Sustainability Report are subject to independent assurance by DNV GL in accordance with the ISAE 3000 standard. The full assurance statement with DNV GL’s scope of work, and basis of conclusion will be published in CCEP’s Sustainability Report.
Political donations
The Company made no political donations during the year. The Company has no intention of changing its current policy and practice of not making political donations, but will seek shareholder approval to enable the Group to make donations or incur expenditure in relation to EU political parties, other political organisations or independent election candidates, on a precautionary basis to avoid any unintentional breach of the relevant provisions.
We are a responsible business, built upon trust. Our customers, suppliers and consumers need to trust not only our products, but the fact that we treat our people fairly and with respect, protect the environment, and do business ethically by adhering to relevant laws and regulations.
Significant agreements – change of control
There are a number of agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid, such as bank loan agreements and employee share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole except for: the bottling agreements entered into between TCCC, the Company and the bottling subsidiaries of the Company and two bank credit facilities agreements under which the total aggregate amount outstanding could be a maximum of €2.5 billion.
There are no agreements in place with any Director or officer that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the Company’s share incentive schemes may cause options and awards granted under such schemes to vest on a takeover.
Share capital
All of the Company’s issued ordinary shares are fully paid up and rank equally in all respects. The rights and obligations attaching to the Company’s ordinary shares, in addition to those conferred on their holders by law, are set out in the Company’s Articles available from the Company’s website. The Shares are freely transferable and free from all liens and from any restriction on the right of transfer, subject to generally applicable restrictions imposed by applicable laws and regulations. Each of European Refreshments and Olive Partners is, however, subject to certain restrictions on the disposal or acquisition of the Company’s Shares under the terms of the Shareholders’ Agreement.
Details of the Company’s issued share capital are set out in Note 15 to the consolidated financial statements.
Major shareholdings
As at the date of this report, the Company had been notified, in accordance with the DTRs, of the following interests in its Shares. The information below was calculated at the date on which the relevant disclosures were made in accordance with the DTRs. (Olive Partners is partially owned by Cobega and European Refreshments is a wholly-owned subsidiary of TCCC. Olive Partners and European Refreshments have the same voting rights as other holders of Shares.)

	Percentage	Number of Shares
Olive Partners	34.4%	166,128,987
European Refreshments	18.21%	87,950,640
Annual General Meeting
The 2017 Annual General Meeting of the Company will be held on Thursday 22 June 2017 at 30 Portman Square, London, W1H 7BH at 2 p.m. A full description of the business to be conducted at the meeting will be set out in the Notice of AGM, available from the Company’s website from the time of its posting to shareholders in May 2017.
The Directors’ Report has been approved by the Board and is signed on its behalf by
Clare Wardle
Company Secretary
11 April 2017

P a g e | 83

Directors’ Responsibilities Statement
Responsibility for preparing financial statements
The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. UK company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and Article 4 of the IAS Regulations and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law) including FRS 101 “Reduced Disclosure Framework”. In preparing the consolidated group financial statements the directors have also elected to comply with IFRSs as issued by the International Accounting Standards Board (IASB). Under section 393 of the Companies Act 2006, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.
In preparing the parent company financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	follow applicable UK Accounting Standards (except where any departures from this requirement are explained in the notes to the parent company financial statements); and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.
In preparing the group financial statements in accordance with IAS 1, “Presentation of Financial Statements”, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•
provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial performance; and

•	make an assessment of the group’s ability to continue as a going concern.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act. They are responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation, regulation and practice in the UK governing the preparation and dissemination of financial statements may differ from legislation, regulation and practice in other jurisdictions.
Responsibility statement
The Directors, whose names and functions are set out on pages 38 to 45, confirm that to the best of their knowledge:

•
the financial statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole;

•
the management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face; and

•
the Annual Report and financial statements, taken as a whole are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

By order of the Board
Clare Wardle
Company Secretary
11 April 2017

P a g e | 84

84 COCA-COLA EUROPEAN PARTNERS ANNUAL REPORT AND FORM 20-F 2016

P a g e | 85

ORIGINAL TASTE
Coca-Cola

Financial statements

Independent Auditors' Reports	86
Consolidated financial statements	96
Notes to the consolidated financial statements	101
Company financial statements	158
Notes to the company financial statements	160

Driving increasing value

ANNUAL REPORT AND FORM 20-F 2016 COCA-COLA EUROPEAN PARTNERS 85

P a g e | 86

Independent Auditor’s Report to the Members of Coca-Cola European Partners plc
Report on the financial statements
Our opinion on the financial statements
In our opinion:

•
Coca-Cola European Partners plc’s Group financial statements and Parent company financial statements (the financial statements) give a true and fair view of the state of the Group’s and of the Parent company’s affairs as at 31 December 2016 and of the Group’s profit for the year then ended;

•	the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union;

•	the Parent company financial statements have been properly prepared in accordance with United Kingdom accounting standards including FRS 101 “Reduced Disclosure Framework; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.
What we have audited
Coca-Cola European Partners plc’s financial statements comprise:

Group	Parent company
Consolidated income statement for the year then ended	Statement of financial position as at 31 December 2016
Consolidated statement of comprehensive income for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of financial position as at 31 December 2016	Related notes 1 to 15 to the financial statements
Consolidated statement of cash flows for the year then ended
Consolidated statement of changes in equity for the year then ended
Related notes 1 to 27 to the consolidated financial statements

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and IFRS as adopted by the European Union. As explained in the accounting policies set out in the Group Financial Statements, the Group, in addition to complying with its legal obligation to apply IFRS as adopted by the EU, has also applied IFRS as issued by the IASB. In our opinion, the Consolidated Financial Statements comply with IFRS as issued by the IASB. The financial reporting framework that has been applied in the preparation of the Parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 87

Overview of our audit approach

Risks of material misstatement	• Aspects of revenue recognition • Tax issues associated with the Merger and new domiciliation in the UK and acquired businesses • Purchase price accounting
Audit scope
•
We performed an audit of the complete financial information of eight components and audit procedures on specific balances for a further two components.
•
The components where we performed full or specific audit procedures accounted for 90 percent of adjusted profit before tax, 90 percent of revenue and 94 percent of total assets.
•
For the remaining components we performed other procedures, including analytical review, enquiries of management, testing of consolidation journals and intercompany eliminations to respond to any potential risks of material misstatement to the group financial statements.

Materiality
•
Overall Group materiality of €46 million which represents 5.2% of profit before tax adjusted for non-recurring amounts relating to €131 million of merger-related costs and €28 million amortisation of the inventory fair value adjustment.

Our assessment of risk of material misstatement
We identified the risks of material misstatement described below as those that had the greatest effect on our overall audit strategy, the allocation of resources in the audit and the direction of the efforts of the audit team. In addressing these risks, we have performed the procedures below which were designed in the context of the financial statements as a whole and, consequently, we do not express any opinion on these individual areas.

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Aspects of revenue recognition

Refer to the Audit Committee Report (page 56); Accounting policies (Note 1); and Note 13 of the Consolidated Financial Statements.
The Group participates in various programmes and arrangements with customers referred to as customer marketing programmes and sales incentives. These totalled €2.5 billion for the year ended 31 December 2016. The types of programmes are disclosed in Note 1 to the financial statements.
Our audit risk is focussed on the areas where management applies judgement, where the processing is either manual or more complex, and where the quantum of agreements is high.

We performed full audit procedures over this risk area in eight locations, which covered 90% of the risk amount.
We walked through and tested the design and operating effectiveness of controls, including IT controls, in place within the customer marketing programmes process. We were able to take a controls-reliance approach over the process in all locations.
We confirmed the existence and the terms of a sample of customer marketing programmes by obtaining evidence of deal documentation.
We tested the completeness and valuation of balance sheet amounts recognised in trade and other payables by reviewing post-period end settlement. We also performed a ‘look-back’ analysis of prior period balance sheet amounts to validate that these amounts were appropriately settled.
We tested settlement of customer marketing programmes balances throughout the year and performed cut-off testing procedures including review of post period end settlements.
When estimation was inherent in the calculation of accruals, we reviewed and challenged assumptions inherent in the calculation of the accrual by testing deals to settlement. We tested the assumptions utilised in the calculations, including consideration of any changes in the business environment that would warrant changes in the methodology utilised from prior year and the presence of any contrary evidence.
In a number of components, we performed correlation analysis between sales, accounts receivable and cash utilising journal data to identify and test unusual and unexpected journals. We obtained and inspected documentation for any material unusual or unexpected journals which were made.
We reviewed management’s disclosure in respect of customer marketing programme amounts recorded in the income statement and statement of financial position.
Customer marketing agreements are appropriately recognised in the income statement and balance sheet, and the related disclosures included in the financial statements are appropriate.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 88

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Tax issues associated with the Merger and new domiciliation in the UK and acquired businesses

Refer to the Audit Committee Report (page 56); Accounting policies (Note 1) and Note 19 of the Consolidated Financial Statements.

The group is subject to income tax in numerous jurisdictions and is involved in various legal proceedings relating to tax matters. We focused our audit effort on the tax implications related to the Merger and new domiciliation in the UK that occurred, as well as the recoverability of deferred tax assets and VAT receivables and reserve for uncertain tax positions associated with the acquired businesses.

The group audit team, including tax specialists performed full and specific scope audit procedures over this risk area in four locations, which covered 100% of the risk amount.
We walked through the financing restructure process undertaken by the group as part of the transaction and obtained supporting documentation to test material transactions
Assisted by our US tax specialists, we obtained and inspected documents prepared by management related to the Merger and new domiciliation in the UK, including the supporting model and calculations, to support the conclusion that the new entity qualifies as a foreign entity and not a US company.
We obtained and inspected management’s assessment of the recoverability of deferred tax assets by considering expected sources of income and timeframe required to utilise the deferred tax asset. We challenged management’s assumptions on expected profitability projections and performed sensitivity analyses on these to test the recoverability of these assets.
Assisted by our tax specialists, we understood the group’s process for determining provisions for tax and calculating the tax charge and walked through management’s controls over tax reporting.
Assisted by our tax specialists, we tested the material tax positions taken by the group in each significant jurisdiction in the context of local tax law. We also reviewed correspondence with tax authorities and considered the status of any tax audits, historic and current.
Assisted by our tax specialists, we tested the group’s transfer pricing judgements by considering the way in which the group’s businesses operate and the correspondence and agreements reached with tax authorities.
We have obtained management’s assessment of risk from legal proceedings in relation to the tax position and have obtained the legal documentation which supports each position.
We have tested the recoverability of VAT receivable recorded to supporting documentation.
We considered the appropriateness of the Group’s disclosures (in Note 19) in respect of tax.

We concur with management’s treatment of the Merger and new domiciliation in the UK and conclude that tax positions are appropriately recorded in the income statement and balance sheet and the related disclosures in Note 19.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 89

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Purchase price accounting

Refer to the Audit Committee Report (page 56); Accounting policies (Note 1); and Note 2 of the Consolidated Financial Statements.
The business undertook a material business combination. The provisional business combination results are outlined in Note 2 to the financial statements.
We focussed our audit procedures on the areas where management applies judgement in the accounting and valuation of the acquired assets and liabilities as well as on the opening balance sheets from the acquired entities.

We performed full and specific scope audit procedures over this risk area in three locations, which covered 100% of the risk amount.
Our component teams in Spain and Germany tested the existence and completeness of the assets and liabilities held on the opening balance sheet.
Audit of the fair values of the acquired assets and liabilities was subject to full scope audit procedures by the group audit team.
For the material acquisitions, we walked through the controls in place within the acquisition accounting process and understood management’s process to be in line with IFRS 3 Business Combinations.
We have assessed the company’s definition of the accounting acquirer.
Assisted by our business valuation specialists, we corroborated management’s assumptions by comparing to relevant market discount rates and our experience of useful lives of similar intangible assets. We corroborated management had been consistent in its approach to valuation by comparing the calculations, in particular in respect of franchise distribution rights.
We challenged the supporting documentation and tested the sensitivity of the prospective financial information utilised in the calculation of the valuations.
We have walked through and tested management’s process of allocating goodwill generated by the business combination to cash generating units to ensure the process is in line with the requirements of IFRS 3 and IAS 36. Assisted by our business valuation specialists, we tested management’s assessment of the resulting goodwill impairment calculations to ensure there was no need for impairment.
We evaluated the adequacy of the business combination disclosures in Note 2 of the Group Financial Statements to the requirements in IFRS 3.
The provisional business combination disclosure in Note 2 to the Group financial statements is appropriate.
The scope of our audit
Tailoring the scope
Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each entity within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account size, risk profile, the organisation of the group and effectiveness of group-wide controls, changes in the business environment and other factors when assessing the level of work to be performed at each entity.
In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, of the 67 reporting components (12 of which are trading components) of the Group, we selected ten components covering entities within the Great Britain, Spain, Germany, France Belgium, Netherlands, Luxembourg and the US which represent the principal business units within the Group.
Of the ten components selected, we performed an audit of the complete financial information of eight components (“full scope components”) which were selected based on their size or risk characteristics. For the remaining two components (“specific scope components”), we performed audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile.
The table below illustrates the coverage obtained from the work performed by our audit teams.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 90

	2016
	Number	% Group adjusted Profit before tax	% Group Revenue	% Total assets	See Note
Full scope	8	105%	90%	96%	2,3,4
Specific scope	2	(15)%	0%	(2)%	1,3,4,5
Full and specific scope coverage	10	90%	90%	94%
Remaining components	57	10%	10%	6%	6
Total Reporting components	67	100%	100%	100%
Notes

1.	The specific scope component relates to the parent company and one other corporate entity whose activities include the Group’s treasury management and consolidation adjustments.

2.
The Group audit risk in relation to Purchase Price Accounting was subject to audit procedures by the group audit team on the valuation of the acquired assets and liabilities and the component teams performed procedures to validate the opening balance sheet.

3.	The Group audit risk in relation to Tax was subject to audit procedures at each of the full and specific scoped locations.

4.	The Group audit risk in relation to Aspects of Revenue Recognition was subject to full scope audit procedures in eight components and limited scope procedures in two components.

5.	The audit scope of these components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group.

6.
Of the remaining 57 components (four of which are trading components) that together represent 10% of the Group’s adjusted profit before tax, none are individually greater than 5% of the Group’s adjusted profit before tax. For these components, we defined two as ‘review scope’ components for which we performed specified procedures on revenue. For the remaining we performed other procedures, including analytical review, testing of consolidation journals and intercompany eliminations and foreign currency translation recalculations to respond to any potential risks of material misstatement to the Group financial statements.

Involvement with component teams
In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the group audit engagement team, or by component auditors from other EY global network firms operating under our instruction. Of the eight full scope components, audit procedures were performed on all of these directly by the component audit teams. Where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole. For the two specific scope components all work was performed directly by the Group audit team.
The Group audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor visited all full scope audit locations at least once in the year. During the current year’s audit cycle, visits were undertaken by the group audit team to the component teams in Great Britain, France, Germany, Belgium, Spain and Bulgaria which is the shared service centre location which contributed to the audits of a number of components. These visits involved meeting with our component teams to discuss and direct their audit approach, reviewing and understanding the significant audit findings in response to the risk areas including aspects of revenue recognition, tax and opening balance sheet, holding meetings with local management, undertaking market tours and obtaining updates on local regulatory matters including tax, pensions and legal. The group audit team interacted weekly with the component teams where appropriate during various stages of the audit, reviewed key working papers and were responsible for the scope and direction of the audit process. This, together with the additional procedures performed at group level, gave us appropriate evidence for our opinion on the group financial statements. The Group audit team attended all component audit closing meetings.
Our application of materiality
We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.
Materiality
The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.
We determined materiality for the Group to be €46 million which is 5.2% of adjusted profit before tax. We believe that adjusted profit before tax provides the most relevant performance measure to the stakeholders of Coca-Cola European Partners plc.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 91

Starting basis

- Profit before tax of €719 million

Adjustments

- Adjusted to add back:
- €131 million of merger related costs
- €28 million unwind of the inventory uplift adjustment

Materiality

- Totals €878 million materiality basis
- Materiality of €46 million (5.2% of materiality basis)

During the course of our audit, we reassessed initial materiality and made no changes based on actual results.
Performance materiality
The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.
On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that performance materiality was 50% of our planning materiality, namely €23 million. We have set performance materiality at this percentage as this is the first reporting cycle for Coca-Cola European Partners plc.
Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was €6.9 million to €11.5 million.
Reporting threshold
An amount below which identified misstatements are considered as being clearly trivial.
We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of €2.3 million, which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.
We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the Parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.
Respective responsibilities of directors and auditor
As explained more fully in the Directors’ Responsibilities Statement set out on page 83, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 92

required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	based on the work undertaken in the course of the audit:

•	the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•	the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements.
Matters on which we are required to report by exception

ISAs (UK and Ireland) reporting
We are required to report to you if, in our opinion, financial and non-financial information in the annual report is:
•
materially inconsistent with the information in the audited financial statements; or
•
apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or
•
otherwise misleading.

In particular, we are required to report whether we have identified any inconsistencies between our knowledge acquired in the course of performing the audit and the directors’ statement that they consider the annual report and accounts taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the entity’s performance, business model and strategy; and whether the annual report appropriately addresses those matters that we communicated to the Audit Committee that we consider should have been disclosed.
We have no exceptions to report.
Companies Act 2006 reporting
In light of the knowledge and understanding of the Company and its environment obtained in the course of the audit, we have identified no material misstatements in the Strategic Report or Directors’ Report.

We are required to report to you if, in our opinion:
•
adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•
the Parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
•
certain disclosures of directors’ remuneration specified by law are not made; or
•
we have not received all the information and explanations we require for our audit.
We have no exceptions to report.
Listing Rules review requirements
We are required to review:
•
the directors’ statement in relation to going concern, set out on page 79, and longer-term viability, set out on page 26; and
•
the part of the Corporate Governance Statement relating to the company’s compliance with the provisions of the UK Corporate Governance Code specified for our review.
We have no exceptions to report.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 93

Statement on the Directors’ Assessment of the Principal Risks that Would Threaten the Solvency or Liquidity of the Entity

ISAs (UK and Ireland) reporting
We are required to give a statement as to whether we have anything material to add or to draw attention to in relation to:
•
the directors’ confirmation in the annual report that they have carried out a robust assessment of the principal risks facing the entity, including those that would threaten its business model, future performance, solvency or liquidity;
•
the disclosures in the annual report that describe those risks and explain how they are being managed or mitigated;
•
the directors’ statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the entity’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements; and
•
the directors’ explanation in the annual report as to how they have assessed the prospects of the entity, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the entity will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.
We have nothing material to add or to draw attention to.

Karl Havers (Senior Statutory Auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London
11 April 2017

Notes:
1. The maintenance and integrity of the Coca-Cola European Partners plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.
2. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 94

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareowners of Coca-Cola European Partners plc

We have audited the accompanying consolidated statement of financial position of Coca-Cola European Partners plc as of 31 December 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended 31 December 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola European Partners plc at 31 December 2016, and the consolidated results of its operations and its cash flows for the year ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP

London, United Kingdom
11 April 2017

P a g e | 95

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareowners of Coca-Cola European Partners plc

We have audited the accompanying consolidated statements of financial position of Coca-Cola European Partners plc (successor to Coca-Cola Enterprises, Inc.) as of 31 December 2015 and 2014, and 1 January 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola European Partners plc at 31 December 2015 and 2014, and 1 January 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP

Atlanta, Georgia
11 April 2017

P a g e | 96

Coca-Cola European Partners plc
Consolidated Income Statement

		Year Ended
		31 December 2016	31 December 2015	31 December 2014
	Note	€ million	€ million	€ million
Revenue		9,133	6,329	6,217
Cost of sales	16	(5,584)	(4,017)	(3,987)
Gross profit		3,549	2,312	2,230
Selling and distribution expenses	16	(1,615)	(919)	(944)
Administrative expenses	16	(1,083)	(634)	(539)
Operating profit		851	759	747
Finance income	17	31	24	34
Finance costs	17	(154)	(134)	(123)
Total finance costs, net		(123)	(110)	(89)
Non-operating items		(9)	(5)	—
Profit before taxes		719	644	658
Taxes	19	(170)	(131)	(174)
Profit after taxes		549	513	484

Basic earnings per share (€)	4	1.45	2.23	1.96
Diluted earnings per share (€)	4	1.42	2.19	1.92
The accompanying notes are an integral part of these consolidated financial statements.

P a g e | 97

Coca-Cola European Partners plc
Consolidated Statement of Comprehensive Income

		Year Ended
		31 December 2016	31 December 2015	31 December 2014
	Note	€ million	€ million	€ million
Profit after taxes		549	513	484
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(186)	(185)	(206)
Tax effect		—	—	—
Foreign currency translation		(186)	(185)	(206)
Net investment hedges:
Pretax activity, net		(66)	134	194
Tax effect		22	(46)	(68)
Net investment hedges, net of tax	11	(44)	88	126
Cash flow hedges:
Pretax activity, net		(11)	16	(11)
Tax effect		2	(5)	3
Cash flow hedges, net of tax	11	(9)	11	(8)
		(239)	(86)	(88)
Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments:
Pretax activity, net		(65)	(50)	(58)
Tax effect		14	—	15
Pension plan adjustments, net of tax	14	(51)	(50)	(43)
		(51)	(50)	(43)
Other comprehensive loss for the period, net of tax		(290)	(136)	(131)
Comprehensive income for the period		259	377	353
The accompanying notes are an integral part of these consolidated financial statements.

P a g e | 98

Coca-Cola European Partners plc
Consolidated Statement of Financial Position

		31 December 2016	31 December 2015	31 December 2014	1 January 2014
	Note	€ million	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	8,344	3,202	3,086	2,980
Goodwill	5	2,427	81	84	90
Property, plant and equipment	6	3,993	1,692	1,673	1,660
Non-current derivative assets	11	35	22	—	5
Deferred tax assets	19	274	81	130	216
Other non-current assets		70	35	67	98
Total non-current assets		15,143	5,113	5,040	5,049
Current:
Current derivative assets	11	23	20	67	5
Current tax assets	19	16	13	22	20
Inventories	7	673	371	374	374
Amounts receivable from related parties	18	95	52	56	65
Trade accounts receivable	8	1,860	1,210	1,252	1,102
Other current assets	22	372	61	53	54
Cash and cash equivalents	9	386	156	184	250
Total current assets		3,425	1,883	2,008	1,870
Total assets		18,568	6,996	7,048	6,919
LIABILITIES
Non-current:
Borrowings, less current portion	12	5,562	3,122	2,731	2,698
Employee benefit liabilities	14	278	142	119	83
Non-current provisions	21	89	17	17	15
Non-current derivative liabilities	11	1	21	14	37
Deferred tax liabilities	19	2,248	769	790	782
Other non-current liabilities		177	48	35	36
Total non-current liabilities		8,355	4,119	3,706	3,651
Current:
Current portion of borrowings	12	875	418	523	81
Current portion of employee benefit liabilities	14	24	—	—	—
Current provisions	21	221	20	24	35
Current derivative liabilities	11	8	47	46	27
Current tax liabilities	19	44	44	35	49
Amounts payable to related parties	18	162	94	85	106
Trade and other payables	13	2,418	1,383	1,442	1,307
Total current liabilities		3,752	2,006	2,155	1,605
Total liabilities		12,107	6,125	5,861	5,256
EQUITY
Share capital	15	5	3	3	3
Share premium	15	114	2,729	2,711	2,699
Merger reserves	15	287	—	—	—
Other reserves	15	(419)	(180)	(94)	(6)
Treasury shares	15	—	(3,307)	(2,781)	(2,087)
Retained earnings		6,474	1,626	1,348	1,054
Total equity		6,461	871	1,187	1,663
Total equity and liabilities		18,568	6,996	7,048	6,919
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Directors and authorised for issue on 11 April 2017. They were signed on its behalf by:
Damian Gammell
Chief Executive Officer
11 April 2017

P a g e | 99

Coca-Cola European Partners plc
Consolidated Statement of Cash Flows

		Year Ended
		31 December 2016	31 December 2015	31 December 2014
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		719	644	658
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	333	221	213
Amortisation of intangible assets	5	39	26	20
Share-based payment expense	20	42	39	22
Finance costs, net	17	123	110	89
Income taxes paid		(187)	(124)	(140)
Changes in assets and liabilities, net of acquisition amounts:
Decrease/(increase) in trade and other receivables		87	68	(117)
Decrease/(increase) in inventories		61	9	4
Increase/(decrease) in trade and other payables		155	(91)	79
Increase/(decrease) in provisions		37	(5)	(10)
Change in other operating assets and liabilities		(165)	25	(3)
Net cash flows from operating activities		1,244	922	815
Cash flows from investing activities:
Cash from acquisition of bottling operations		110	—	—
Purchases of property, plant and equipment		(459)	(292)	(222)
Purchases of intangible assets		(38)	(21)	(24)
Proceeds from sales of property, plant and equipment		12	12	22
Settlement of net investment hedges		(8)	29	17
Net cash flows used in investing activities		(383)	(272)	(207)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	12	3,174	495	247
Changes in short-term borrowings	12	(183)	47	110
Repayments on third party borrowings	12	(241)	(431)	(83)
Repayment of loan with TCCC assumed in acquisition	18	(73)	—	—
Interest paid		(110)	(91)	(79)
Return of capital to CCE shareholders	15	(2,963)	—	—
Dividends paid	15	(204)	(232)	(185)
Share repurchases under share repurchase programmes	15	—	(534)	(673)
Exercise of employee share options		18	19	12
Repurchases of share-based payments	20	(27)	—	—
Settlement of debt-related cross-currency swaps		—	50	(10)
Other financing activities, net		(17)	(8)	(16)
Net cash flows used in financing activities		(626)	(685)	(677)
Net change in cash and cash equivalents		235	(35)	(69)
Net effect of currency exchange rate changes on cash and cash equivalents		(5)	7	3
Cash and cash equivalents at beginning of period	9	156	184	250
Cash and cash equivalents at end of period	9	386	156	184
Non-cash investing and financing activities:
Finance lease additions		11	2	3
The accompanying notes are an integral part of these consolidated financial statements.

P a g e | 100

Coca-Cola European Partners plc
Consolidated Statement of Changes in Equity

		Share capital	Share premium	Merger reserves	Other reserves	Treasury shares	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2014		3	2,699	—	(6)	(2,087)	1,054	1,663
Profit after taxes		—	—	—	—	—	484	484
Other comprehensive income / (expense)		—	—	—	(88)	—	(43)	(131)
Total comprehensive income		—	—	—	(88)	—	441	353
Issuances of shares	15	—	12	—	—	—	—	12
Equity-settled share-based payment expense	20	—	—	—	—	—	17	17
Share-based payment tax benefits	20	—	—	—	—	—	9	9
Dividends	15	—	—	—	—	—	(186)	(186)
Own shares purchased under share repurchase programmes	15	—	—	—	—	(683)	—	(683)
Own shares utilised for share-based payments, net	15	—	—	—	—	(11)	11	—
Other activity		—	—	—	—	—	2	2
Balance as at 31 December 2014		3	2,711	—	(94)	(2,781)	1,348	1,187
Profit after taxes		—	—	—	—	—	513	513
Other comprehensive income / (expense)		—	—	—	(86)	—	(50)	(136)
Total comprehensive income		—	—	—	(86)	—	463	377
Issuances of shares	15	—	18	—	—	—	—	18
Equity-settled share-based payment expense	20	—	—	—	—	—	25	25
Share-based payment tax benefits	20	—	—	—	—	—	15	15
Dividends	15	—	—	—	—	—	(233)	(233)
Own shares purchased under share repurchase programmes	15	—	—	—	—	(523)	—	(523)
Own shares utilised for share-based payments, net	15	—	—	—	—	(3)	3	—
Other activity		—	—	—	—	—	5	5
Balance as at 31 December 2015		3	2,729	—	(180)	(3,307)	1,626	871
Profit after taxes		—	—	—	—	—	549	549
Other comprehensive income / (expense)		—	—	—	(239)	—	(51)	(290)
Total comprehensive income		—	—	—	(239)	—	498	259
Shares utilised for share-based payments prior to Merger	15	—	9	—	—	(6)	6	9
Cancellation of CCE shares	15	(3)	(2,738)	(572)	—	3,313	—	—
Issuance of CCEP shares in consideration for CCIP and CCEG	15	3	—	8,466	—	—	—	8,469
Group reconstruction transaction	15	2	7,605	(7,607)	—	—	—	—
Issuances of shares post-Merger	15	—	9	—	—	—	—	9
Return of capital to CCE shareholders	15	—	—	—	—	—	(2,963)	(2,963)
Capital reduction	15	—	(7,500)	—	—	—	7,500	—
Reclassifications of share-based payments	20	—	—	—	—	—	(22)	(22)
Equity-settled share-based payment expense	20	—	—	—	—	—	29	29
Share-based payment tax benefits	20	—	—	—	—	—	5	5
Dividends	15	—	—	—	—	—	(205)	(205)
Balance as at 31 December 2016		5	114	287	(419)	—	6,474	6,461
The accompanying notes are an integral part of these consolidated financial statements.

P a g e | 101

Notes to the Consolidated Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola European Partners plc (the Company) was formed on 28 May 2016 through the merger of the legacy businesses of Coca-Cola Enterprises, Inc., (CCE), Coca-Cola Iberian Partners (CCIP) and Coca-Cola Erfrischungsgetränke (CCEG) (the Merger). Under the terms of the Merger, in July 2016, the Company completed an acquisition of Vifilfell hf., the Coca-Cola bottler in Iceland.
The Company and its subsidiaries (together CCEP, the Group) are a leading consumer goods group in Europe, selling, making and distributing an extensive range of ready-to-drink beverages. The Group is the world’s largest independent Coca-Cola bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. CCEP was incorporated as a public company limited by shares under the laws of England and Wales with the registered number in England of 09717350. The Group’s shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, Euronext London and the Spanish Stock Exchange. The address of the Company’s registered office is Coca-Cola European Partners plc, Pemberton House, Bakers Road, Uxbridge, Middlesex UB8 1EZ, United Kingdom.
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and speciality beverage companies. The Group’s financial results are affected by a number of factors, including, but not limited to, consumer preferences, cost to manufacture and distribute products, foreign currency exchange rates, general economic conditions, local and national laws and regulations, raw material availability and weather patterns.
The consolidated financial statements of the Group for the year ended 31 December 2016 were approved and signed by Damian Gammell, Chief Executive Officer on 11 April 2017 having been duly authorised to do so by the Directors.
Basis of preparation
Upon the consummation of the Merger, the historical consolidated financial statements of CCE became CCEP’s historical financial statements as CCE was deemed to be the predecessor to CCEP (refer to Note 2 for further details). Therefore, the financial results presented herein for the years ended 31 December 2014 and 2015 and for period to date through 27 May 2016 refer to CCE and its consolidated subsidiaries, and the period from 28 May 2016 to 31 December 2016 refer to the combined financial results of CCEP. CCE was previously incorporated in the United States of America (US), where it was domiciled. CCE’s main registered office was 2500 Windy Ridge Parkway, Atlanta, Georgia 30339, United States of America.
For all periods up to and including the year ended 31 December 2015, CCE prepared and published its consolidated financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP). The Group’s date of transition to International Financial Reporting Standards (IFRS) was 1 January 2014 (the transition date), as at which date the Group has prepared its opening IFRS Statement of Financial Position. The financial information presented herein has been prepared in accordance with the Group’s IFRS accounting policies that apply for the year ended 31 December 2016. Refer to Note 25 for further details on the transition from US GAAP to IFRS.
Additionally, these consolidated financial statements reflect the following:

•
They have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006. There are no differences between IFRS as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (IASB) that have an impact for the years presented.

•	They have been prepared under the historical cost convention, as modified by the valuation of derivative financial instruments and defined benefit pension plan assets which are measured at fair value.

•	They are presented in Euros, which is also the Parent Company’s functional currency.

•
They have been prepared on a going concern basis. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Refer to the “Risk Management, Principal Risks & Viability Statement” section of this Annual Report for further details.

Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. All subsidiaries have accounting years ended 31 December and apply consistent accounting policies for the purpose of the consolidated financial statements.
Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns

P a g e | 102

through the Group’s power to direct the activities of the entity. All intercompany accounts and transactions are eliminated on consolidation.
Foreign currency
The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which the subsidiary operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each subsidiary are expressed in Euros, which is the presentation currency for the Group.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured to the functional currency of the entity at the rate of exchange in effect at the statement of financial position date. The Consolidated Income Statement includes non-operating items which are primarily made up of remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency.
The assets and liabilities of the Group's foreign operations are translated from local currencies to the Euro reporting currency at currency exchange rates in effect at the end of each reporting period. Revenues and expenses are translated at average monthly currency exchange rates, with average rates being a reasonable approximation of the rates prevailing on the transaction dates. Gains and losses from translation are included in other comprehensive income. On disposal of a foreign operation, accumulated exchange differences are recognised as a component of the gain or loss on disposal. Refer to Note 25 for further details about the treatment of cumulative currency translation differences upon the initial adoption of IFRS.
Reporting periods
In these financial statements, the Group, as the successor to CCE, is reporting the financial results of CCE for the period 1 January 2014 to 27 May 2016 and the financial results for CCEP from 28 May 2016 to 31 December 2016.
Sales of the Group’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
The following table summarises the number of selling days by quarter for the years ended 31 December 2016, 31 December 2015 and 31 December 2014 (based on a standard five-day selling week):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2016	66	65	65	65	261
2015	67	65	65	64	261
2014	63	65	65	68	261
Accounting policies
The accounting policies applied by the Group are included in the relevant notes herein and have been adopted consistently for the periods presented, except for those elections made as part of the first-time adoption of IFRS as at 1 January 2014 that resulted in certain differences in the application of accounting policies applied by the Group. Refer to Note 25 for further details about the Group’s IFRS transition elections, and Note 24 for additional significant accounting policies and recent accounting developments.
Significant judgements and estimates
The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made in applying the Group’s accounting policies were applied consistently across the annual periods. The significant judgements and key sources of estimation uncertainty that have a significant effect on the amounts recognised in these financial statements are outlined below:
Defined benefit plans
The determination of the pension and other post-retirement benefit costs and obligations are based on assumptions determined with the assistance of external actuarial advice. The key assumptions impacting the valuations are the discount rate, salary rate of inflation, mortality rates and retirement patterns. Refer to Note 14 for further details about the Group’s defined benefit pension plan costs and obligations.
Customer marketing programmes and sales incentives
The Group participates in various programmes and arrangements with customers designed to increase the sale of products. The costs of these programmes is recorded as a deduction from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed-upon sales levels or for participating in specific marketing programmes.

P a g e | 103

Under customer programmes and arrangements that require sales incentives to be paid in advance, the Group amortises the amount paid over the period of benefit or contractual sales volume. When incentives are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume. This requires significant judgement and estimation. Due in part to the length of time necessary to obtain relevant data from the Group’s customers, actual amounts paid can differ from these estimates. Refer to Note 13 for further details about accruals for the Group’s customer marketing programmes.
Provisions
The Group holds provisions where appropriate in respect of estimated future economic outflows resulting from past events. Estimates are based on management judgement and information available at the statement of financial position date. Actual outflows may not occur as anticipated, and estimates may prove to be incorrect, leading to further charges or releases of provisions as circumstances dictate. There is significant estimation uncertainty related to restructuring and legal proceedings and tax matters.
Restructuring
The Group currently holds provisions related to its ongoing restructuring programmes which were both in-flight at the time of the Merger and those announced after the Merger. These provisions are predominantly made up of severance costs. While a detailed plan is in place for the respective events, the amount and timing of outflows is subject to estimation uncertainty. Refer to Note 16 and Note 21 for further details regarding restructuring provisions.
Income tax
The Group is subject to income taxes in numerous jurisdictions and there are many transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises a provision for situations that might arise in the foreseeable future based on assessment of the probabilities as to whether additional taxes will be due. In addition, the Group is involved in various legal proceedings and tax matters. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. Where the final outcome on these matters is different from the amounts that were initially recorded, such differences will impact the tax provision in the period in which such determination is made. These estimates are inherently judgemental and could change over time as new facts emerge and each circumstance progresses. Refer to Note 19 for further details regarding income taxes. The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income in the jurisdiction giving rise to the deferred tax asset.
Intangible assets and goodwill
The Group has assigned indefinite lives to its bottling agreements with The Coca-Cola Company (TCCC). This judgement has been made after evaluating the contractual provisions of the bottling agreements, the Group’s mutually beneficial relationship with TCCC and the history of renewals for bottling agreements.
Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use or the fair value less costs to sell of the cash-generating units (CGU) to which the goodwill or intangible asset has been allocated. The value in use calculation requires management’s judgement in estimating the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Additionally, in connection with the Merger, the CGU goodwill allocation is primarily based upon management’s estimates of the synergy benefits expected to be realised for each CGU.
Refer to Note 5 for further details about the judgement regarding the lives of bottling agreements, the impairment analysis of goodwill and intangible assets with indefinite lives and the goodwill allocation to each CGU.
Business combinations
In connection with the formation of the Group, a significant judgement was taken as to which of the three legacy entities was deemed to be the accounting acquirer. Among the factors taken into consideration, management reviewed pre-Merger minority voting interests, relative voting rights in the combined entity, governing body composition for the combined entity including the number of Directors, key management personnel, and the relative value of assets, revenues and earnings of the combined entity. Based on the analysis performed, the Group deemed CCE to be the accounting acquirer and, as a result, CCE's financial results became the historical financial results of CCEP, and the Group applied the acquisition method of accounting to the businesses of CCIP and CCEG as of the date of the Merger.
A determination of the fair value of the assets acquired and liabilities assumed in the Merger, and the useful life of intangible assets and property, plant and equipment acquired is being performed. This exercise is a substantial undertaking, which requires the use of various valuation techniques. Future events could cause assumptions to change which could have a significant impact on the Group’s financial results.
Refer to Note 2 for further details regarding the Merger including estimations used in determining the provisional fair values for the acquired assets and liabilities assumed from CCIP and CCEG.

P a g e | 104

Note 2
BUSINESS COMBINATIONS
Business acquisitions are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Group.
The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business acquisition, the Group measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred.
Goodwill is initially recorded as the excess of the aggregate consideration transferred over the amount recognised for net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in the Consolidated Income Statement. Goodwill is not subject to amortisation and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired.
Formation of CCEP
On 28 May 2016, the Company acquired 100 percent of the issued and outstanding shares of CCE, a US publicly listed company, CCIP, a private company and the bottling partner for TCCC for Spain, Portugal and Andorra and CCEG, formerly a wholly-owned subsidiary of TCCC, and TCCC’s strategic bottling partner in Germany. The Merger was consummated to enhance the alignment of the Coca-Cola system to compete more effectively across Western Europe with world-class production, sales, and distribution platforms, and to generate synergies, including supply chain benefits and operating efficiencies. As at 28 May 2016, each share of CCE common stock issued and outstanding immediately prior to the Merger was cancelled and converted into the right to receive: (1) US$14.50 in cash, without interest and (2) one Company share of common stock. On a fully diluted basis, CCE shareholders received approximately 48 percent of issued Company shares. CCIP and CCEG shareholders received approximately 34 percent and 18 percent, respectively, of the outstanding total Company shares.
The business combination is accounted for under IFRS 3, “Business Combinations”, using the acquisition method. CCE was deemed to be the accounting acquirer, and CCIP and CCEG were deemed to be the accounting acquirees. Although CCE is the accounting acquirer, the Company is the legal acquirer since the Company issued shares to effect the Merger. Accordingly, the acquisition is being accounted for in line with the IFRS 3 reverse acquisition requirements whereby the assets acquired and liabilities assumed from CCIP and CCEG are recorded at fair value on the acquisition date, and the historical capital structure of CCE, the accounting acquirer, is restated to align with the Company’s legal structure. Refer to Note 15 for further details about the equity accounts of CCEP.
The following table outlines the number of shares and total consideration transferred to CCIP and CCEG shareholders in exchange for their businesses, which was calculated based on the closing stock price of CCE common stock immediately prior to the acquisition date, adjusted for the US$14.50 return of capital to CCE shareholders and converted to Euros (consideration calculated prior to rounding):

	CCIP(A)	CCEG(B)	Total
Company shares issued (rounded, millions of shares)	166	88	254
CCE adjusted stock price as at 27 May 2016 (€)	33.33	33.33	33.33
Total consideration (€ million)	5,537	2,932	8,469
___________________________

(A)	Olive Partners is the shareholder that received consideration for CCIP.

(B)	European Refreshments, a wholly-owned subsidiary of TCCC, is the shareholder that received consideration for CCEG.

P a g e | 105

The provisional fair values of the assets and liabilities acquired as a result of the Merger are outlined in the following table:

	CCIP	CCEG	Total
	€ million	€ million	€ million
Intangible assets	4,455	974	5,429
Property, plant and equipment	856	1,362	2,218
Deferred tax assets	91	—	91
Other non-current assets	6	25	31
Current tax assets	7	12	19
Inventories	198	176	374
Amounts receivable from related parties	13	34	47
Trade accounts receivable	410	379	789
Other current assets	210	39	249
Cash and cash equivalents	135	14	149
Borrowings, less current portion	(30)	(44)	(74)
Employee benefit liabilities	—	(96)	(96)
Non-current provisions	(10)	(80)	(90)
Deferred tax liabilities	(1,194)	(386)	(1,580)
Other non-current liabilities	(51)	(3)	(54)
Current portion of borrowings	(4)	(17)	(21)
Current portion of employee benefit liabilities	—	(24)	(24)
Current provisions	—	(148)	(148)
Current tax liabilities	(17)	(1)	(18)
Amounts payable to related parties	(57)	(157)	(214)
Trade and other payables	(460)	(490)	(950)
Net assets acquired	4,558	1,569	6,127
Goodwill of €2,342 million was recognised in connection with the Merger representing the excess of consideration transferred over the fair value of the net assets acquired. The goodwill is attributable to the synergies of the combined business operations, new growth opportunities and workforce, and it is not expected to be deductible for tax purposes. As required, the goodwill generated from the Merger has been allocated to each of the Group’s CGUs expected to benefit from the Merger, including CGUs other than Iberia (CCIP) and Germany (CCEG). See Note 5 for further details about the allocation of goodwill to the Group’s CGUs.
Intangible assets include franchise intangible assets, customer relationships and capitalised software. The franchise intangible assets were valued using an income approach (discounted cash flow analysis). While the agreements related to franchise intangible assets contain no automatic right of renewal, the Group believes that the interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewals ensures that these agreements will continue to be renewed and, therefore, are in effect perpetual. After evaluating the contractual provisions of the bottling agreements, the mutually beneficial relationship with TCCC and history of renewals, the Group has assigned indefinite lives to all such franchise intangible assets. Refer to Note 5 for further details about the Group’s intangible assets and goodwill.
The operations of the acquired businesses are extensive and complex, and the acquisition accounting for the Merger is still in process. During the measurement period, which will not extend beyond 27 May 2017, the Group may adjust the provisional fair values to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the measurement of the amounts recognised as at that date.
The Group recorded a fair value adjustment to increase the finished goods inventory at the time of the Merger by €37 million. This adjustment is included within cost of sales in the Consolidated Income Statement for the year ended 31 December 2016 as the inventory was sold during the period. Additionally, the Group recorded a €10 million decrease to spare parts inventory, which is reflected in cost of sales as the related inventory is utilised. Approximately half of the spare parts inventory adjustment has been recognised through cost of sales for the year ended 31 December 2016.
CCIP contributed revenue of €1.7 billion and profit after taxes of €199 million to the Group for the period from 28 May to 31 December 2016. CCEG contributed revenue of €1.3 billion and a loss after taxes of €39 million to the Group for the period from 28 May to 31 December 2016. If the Merger had taken place at the beginning of the year, pro forma revenue and profit after taxes for CCEP for the year ended 31 December 2016 would have been €10.9 billion and €382 million, respectively.
Merger related exceptional costs of €126 million and €5 million are included in administrative expenses and finance costs, respectively, in the Consolidated Income Statement for the year ended 31 December 2016. Merger related exceptional costs of €40 million were incurred during the year ended 31 December 2015 and are included within administrative expenses. Cash payments for Merger related exceptional costs are included in operating cash flows in the Consolidated Statement of Cash Flows.

P a g e | 106

Acquisition of Vifilfell, hf.
Under the terms of the Merger, on 29 July 2016, the Group completed its acquisition of 100 percent of the issued and outstanding shares of Vifilfell hf., the Coca-Cola bottler in Iceland for €35 million in cash. This acquisition did not have a material impact on the Group’s results for the year ended 31 December 2016 or the Group’s Statement of Financial Position as at 31 December 2016. The acquisition was made to expand CCEP’s geographical presence by obtaining the rights to sell, make and distribute products within the Icelandic territory. Fair value amounts recorded at 31 December 2016 are provisional.
Note 3
SEGMENT INFORMATION
Description of segment and principal activities
Following the Merger, the Group evaluated it’s segmental reporting under IFRS 8, “Operating Segments”. The Group derives its revenues through a single business activity, which is selling, making and distributing ready-to-drink beverages. The Group operates solely in developed markets in Western Europe and has a homogenous product portfolio across its geographic territories. The Group’s Chief Operating Decision Maker (CODM) allocates resources and evaluates performance at a consolidated level and therefore, the Group has one operating segment.
No single customer accounted for more than 10 percent of the Group’s revenue during the years ended 31 December 2016, 31 December 2015 and 31 December 2014.
Segment revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year Ended
	31 December 2016	31 December 2015	31 December 2014
Revenue:	€ million	€ million	€ million
Great Britain	2,076	2,364	2,139
France/Monaco	1,791	1,817	1,841
Spain/Portugal/Andorra	1,721	n/a	n/a
Belgium/Luxembourg/Netherlands	1,414	1,405	1,459
Germany	1,335	n/a	n/a
Norway	408	405	431
Sweden	350	338	347
Iceland	38	n/a	n/a
Total	9,133	6,329	6,217
Segment assets by geography
Segment assets are allocated based on the operations of the segment and the physical location of the assets. The following table summarises non-current assets, other than financial instruments and deferred tax assets by geography:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Spain/Portugal/Andorra	6,479	n/a	n/a	n/a
Germany	3,151	n/a	n/a	n/a
Great Britain	2,458	2,579	2,491	2,386
Belgium/Luxembourg/Netherlands	1,029	904	903	912
France/Monaco	856	759	750	735
Sweden	431	422	409	432
Norway	295	257	272	293
Iceland	45	n/a	n/a	n/a
Other unallocated	90	89	85	70
Total	14,834	5,010	4,910	4,828
Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of ordinary shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect

P a g e | 107

of dilutive securities, principally share options and restricted share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of shares that would be issuable if the end of the period was the end of the contingency period.
Share options granted to employees which have been assessed as antidilutive have been excluded from the calculation of diluted earnings per share.
The following table summarises basic and diluted earnings per ordinary share calculations for the years presented:

	Year Ended
	31 December 2016	31 December 2015	31 December 2014
Profit after taxes attributable to equity shareholders (€ million)	549	513	484
Basic weighted average number of ordinary shares in issue(A) (million)	380	231	247
Effect of dilutive potential ordinary shares (million)	5	4	5
Diluted weighted average number of ordinary shares in issue(A) (million)	385	235	252
Basic earnings per share (€)	1.45	2.23	1.96
Diluted earnings per share (€)	1.42	2.19	1.92
___________________________

(A)
The increase of the basic and diluted weighted average number of ordinary shares in issue as at 31 December 2016 is due to the Merger transaction. Refer to Note 2 for further details about the Merger. As at 31 December 2016, the Group had 483,076,396 shares in issue and outstanding.

Note 5
INTANGIBLE ASSETS AND GOODWILL
Intangible assets with indefinite lives
Intangible assets with indefinite lives acquired through business combination transactions are initially measured at fair value at the date of acquisition. These assets are not subject to amortisation but are tested for impairment at least annually at the CGU level or more frequently if facts and circumstances arise that would indicate an impairment may exist. In addition to the annual impairment test, the assessment of indefinite lives is also reviewed annually.

P a g e | 108

Franchise intangible assets
The Group’s bottling agreements contain performance requirements and convey the rights to distribute and sell products within specified territories. The Group’s agreements with TCCC for each of its territories have terms of 10 years and expire on 28 May 2026, with each containing the right for the Group to request a 10-year renewal. While these agreements contain no automatic right of renewal beyond that date, the Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual. The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of bottling agreements, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s franchise intangible assets.
Goodwill
Goodwill is initially measured as the excess of the total consideration transferred over the amount recognised for net identifiable assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in the Consolidated Income Statement as a bargain purchase. Goodwill is not subject to amortisation. It is tested annually for impairment at the CGU level or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired in a business combination is, from the acquisition date, allocated to the CGU that is expected to benefit from the synergies of the combination irrespective of whether a CGU is part of the business combination.
Intangible assets with finite lives
Intangible assets with finite lives are measured at cost of acquisition or production and are amortised using the straight-line method over their respective estimated useful lives. Finite lived intangible assets are assessed for impairment whenever there is an indication that they may be impaired. The amortisation period and method are reviewed annually.
Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project, and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful lives of capitalised software range from 5 to 10 years, and the average remaining amortisation period is 5 years as at 31 December 2016. Amortisation expense for capitalised software is included within administrative expenses and was €33 million, €25 million and €19 million for the years ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively.
Customer relationships
The Group acquired certain customer relationships in connection with the acquisitions of the Norway and Sweden bottling operations from TCCC in 2010 and the acquisitions of CCIP and CCEG during the year ended 31 December 2016. These customer relationships were recorded at their fair values on the date of acquisition, and they are amortised into administrative expenses over an estimated economic life of 20 years. The fair values were determined using a “with and without” valuation technique, which compares the revenues with all assets of the business in place, to a “without” scenario, which assumes the customer relationship asset and related revenues do not exist and must be rebuilt over time. The average remaining useful life of the Group’s customer relationships as at 31 December 2016 is 19 years. Amortisation expense for these assets was €6 million, €1 million, and €1 million for the years ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively.

P a g e | 109

Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	Franchise intangible	Software	Customer relationships	Assets under construction	Total intangibles	Goodwill
Cost:	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2014	2,914	140	17	2	3,073	90
Additions	—	19	—	3	22	—
Disposals	—	(49)	—	—	(49)	—
Transfers and reclassifications	—	2	—	(2)	—	—
Currency translation adjustments	96	15	(1)	—	110	(6)
As at 31 December 2014	3,010	127	16	3	3,156	84
Additions	—	—	—	17	17	—
Disposals	—	(6)	—	—	(6)	—
Transfers and reclassifications	—	4	—	(4)	—	—
Currency translation adjustments	104	27	1	—	132	(3)
As at 31 December 2015	3,114	152	17	16	3,299	81
Additions	—	37	3	—	40	—
Acquired - Merger (Note 2)	5,170	83	173	3	5,429	2,342
Acquired - Vifilfell, hf. (Note 2)	2	—	—	—	2	1
Disposals	—	(4)	—	—	(4)	—
Transfers and reclassifications	—	16	—	(16)	—	—
Currency translation adjustments	(283)	(7)	—	—	(290)	3
As at 31 December 2016	8,003	277	193	3	8,476	2,427
Accumulated amortisation:
As at 1 January 2014	—	(90)	(3)	—	(93)	—
Amortisation expense	—	(19)	(1)	—	(20)	—
Disposals	—	49	—	—	49	—
Transfers and reclassifications	—	—	—	—	—	—
Currency translation adjustments	—	(7)	1	—	(6)	—
As at 31 December 2014	—	(67)	(3)	—	(70)	—
Amortisation expense	—	(25)	(1)	—	(26)	—
Disposals	—	6	—	—	6	—
Transfers and reclassifications	—	—	—	—	—	—
Currency translation adjustments	—	(6)	(1)	—	(7)	—
As at 31 December 2015	—	(92)	(5)	—	(97)	—
Amortisation expense	—	(33)	(6)	—	(39)	—
Disposals	—	4	—	—	4	—
Transfers and reclassifications	—	1	—	—	1	—
Currency translation adjustments	—	(1)	—	—	(1)	—
As at 31 December 2016	—	(121)	(11)	—	(132)	—
Net book value:
As at 1 January 2014	2,914	50	14	2	2,980	90
As at 31 December 2014	3,010	60	13	3	3,086	84
As at 31 December 2015	3,114	60	12	16	3,202	81
As at 31 December 2016	8,003	156	182	3	8,344	2,427
Impairment testing
Each CGU is tested for impairment at least annually in the fourth quarter or whenever there is an indication of impairment. The recoverable amount of each CGU is determined through a value in use calculation. To determine value in use for a CGU, estimated future cash flows are discounted to their present values using a pre-tax discount rate reflective of the current market conditions and risks specific to each CGU. If the carrying value of a CGU exceeds its recoverable amount, the carrying value of the CGU is reduced to its recoverable amount and impairment charges are recognised immediately within the Consolidated Income Statement. Impairment charges other than those related to goodwill may be reversed in future periods if a subsequent test indicates that the recoverable amount has increased. Such recoveries may not exceed a CGU’s

P a g e | 110

original carrying value less any depreciation that would have been recognised if no impairment charges were previously recorded.
The Group’s CGUs are based on geography and generally represent the individual territories in which the Group operates. For purposes of allocating intangibles, each franchise intangible is allocated to the geographic region to which the agreement relates, and goodwill is allocated to each of the CGUs expected to benefit from a business combination, irrespective of whether other assets and liabilities of the acquired businesses are assigned to the CGUs. The following table identifies the goodwill and indefinite-lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, the Group had other CGUs with total franchise intangible assets of €677 million and goodwill of €212 million, which includes €128 million related to goodwill allocated from the Merger.

	31 December 2016		31 December 2015		31 December 2014		1 January 2014
	Franchise intangible	Goodwill	Franchise intangible	Goodwill	Franchise intangible	Goodwill	Franchise intangible	Goodwill
Cash-generating unit	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Iberia	4,270	1,171	n/a	n/a	n/a	n/a	n/a	n/a
Great Britain	1,705	200	1,981	—	1,880	—	1,760	—
Germany	900	753	n/a	n/a	n/a	n/a	n/a	n/a
Benelux	451	91	451	—	451	—	451	—
The recoverable amounts of each CGU were determined through a value in use calculation, which uses cash flow projections for a five-year period. The key assumptions used in projecting these cash flows were as follows:

•
Growth rate: Cash flows were projected for five years based on the four-year business plans approved by management and the Directors. Cash flows for a fifth year and beyond the five-year period were projected using a terminal growth rate of 2 percent or less for each CGU.

•
Gross margin: Gross margin is based on the business plans approved by the Directors. Key assumptions are made within these plans about pricing, discounts and costs based on historical data, current strategy and expected market trends.

•
Inflation rate: The basis used to determine the value of inflation is the forecasted increase in the consumer price indices in the relevant market. This has been used in all value in use calculations performed.

•
Discount rate: A weighted-average cost of capital was applied specific to each CGU as a hurdle rate to discount cash flows. The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The following table identifies the pre-tax discount rate attributable to each significant CGU for the Group’s fiscal year 2016, 2015 and 2014 tests as well as for the Group’s transition date test:

	31 December
	2016	2015	2014	1 January 2014
Cash-generating unit	%	%	%	%
Iberia	11	n/a	n/a	n/a
Great Britain	11	10	11	12
Germany	11	n/a	n/a	n/a
Benelux	10	11	13	13
The Group did not record any impairment charges as a result of the tests conducted in each year. The Group’s Great Britain and Benelux CGU’s have substantial headroom when comparing the estimated value in use calculation of the CGU versus the CGU’s carrying value. For the Group’s Germany and Iberia CGUs, the headroom in the 2016 impairment analysis was approximately 8 percent and 7 percent, respectively, which is representative of the fact that the net assets of Germany and Iberia were recently subject to acquisition accounting and fair valued based upon operating plans and macroeconomic conditions present at the time of the Merger. As a result, should operating results or macroeconomic conditions deteriorate versus those utilised to fair value the assets, an impairment of the acquired assets could result in the future. The Group estimates that a 0.5 percent increase in the discount rate along with a terminal growth rate reduction of 0.5 percent would result in an impairment for these CGUs.
Note 6
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost, net of accumulated depreciation and accumulated impairment losses, where cost is the amount of cash or cash equivalents paid to acquire an asset at the time of its acquisition or construction. Major property additions, replacements and improvements are capitalised, while maintenance and repairs that do not extend

P a g e | 111

the useful life of an asset or add new functionality are expensed as incurred. Land is not depreciated, as it is considered to have an indefinite life. For all property, plant and equipment, other than land, depreciation is recorded using the straight-line method over the respective estimated useful lives as follows:

Building and improvements	10 to 50 years
Machinery, equipment and containers	3 to 30 years
Cold-drink equipment	3 to 13 years
Vehicle fleet	3 to 20 years
Furniture and office equipment	3 to 10 years
Gains or losses arising on the disposal or retirement of an asset are determined as the difference between the carrying amount of the asset and any proceeds from its sale. Leasehold improvements are amortised using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, an impairment test is performed to estimate the potential loss of value that may reduce the recoverable amount of the asset to below its carrying amount. Any impairment loss is recognised within the Consolidated Income Statement by the amount which the carrying amount exceeds the recoverable amount. Useful lives and residual amounts are reviewed annually, and adjustments are made prospectively as required.
For property, plant and equipment, the Group assesses annually whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, a previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised and only up to the recoverable amount or the original carrying amount net of depreciation that would have been incurred had no impairment losses been recognised.

P a g e | 112

The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Building and improvements	Machinery, equipment and containers	Cold-drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 1 January 2014	119	745	1,291	1,252	80	173	127	3,787
Additions	1	24	31	77	2	7	74	216
Disposals	(1)	(18)	(193)	(403)	(10)	(79)	—	(704)
Transfers and reclassifications	—	32	67	2	1	2	(104)	—
Currency translation adjustments	1	12	23	38	2	7	10	93
As at 31 December 2014	120	795	1,219	966	75	110	107	3,392
Additions	—	13	48	88	2	18	87	256
Disposals	(2)	(20)	(88)	(121)	(22)	(23)	—	(276)
Transfers and reclassifications	—	22	54	4	—	1	(81)	—
Currency translation adjustments	2	13	36	41	6	6	(2)	102
As at 31 December 2015	120	823	1,269	978	61	112	111	3,474
Additions	6	72	134	123	10	19	104	468
Acquired - Merger (Note 2)	207	607	943	272	59	42	88	2,218
Acquired - Vifilfell, hf.(Note 2)	—	22	10	3	—	1	—	36
Disposals	(2)	(11)	(91)	(137)	(6)	(7)	—	(254)
Transfers and reclassifications	—	36	151	(2)	—	1	(178)	8
Currency translation adjustments	(7)	(37)	(66)	(51)	—	(3)	—	(164)
As at 31 December 2016	324	1,512	2,350	1,186	124	165	125	5,786
Accumulated depreciation:
As at 1 January 2014	—	(288)	(701)	(948)	(50)	(140)	—	(2,127)
Depreciation expense	—	(29)	(79)	(83)	(7)	(15)	—	(213)
Disposals	—	11	180	397	8	86	—	682
Currency translation adjustments	—	(7)	(10)	(35)	(2)	(7)	—	(61)
As at 31 December 2014	—	(313)	(610)	(669)	(51)	(76)	—	(1,719)
Depreciation expense	—	(32)	(82)	(84)	(7)	(16)	—	(221)
Disposals	—	9	85	118	21	13	—	246
Currency translation adjustments	—	(8)	(30)	(39)	(6)	(5)	—	(88)
As at 31 December 2015	—	(344)	(637)	(674)	(43)	(84)	—	(1,782)
Depreciation expense	—	(47)	(157)	(101)	(11)	(17)	—	(333)
Disposals	—	9	70	135	4	6	—	224
Currency translation adjustments	—	19	34	42	1	2	—	98
As at 31 December 2016	—	(363)	(690)	(598)	(49)	(93)	—	(1,793)
Net book value:
As at 1 January 2014	119	457	590	304	30	33	127	1,660
As at 31 December 2014	120	482	609	297	24	34	107	1,673
As at 31 December 2015	120	479	632	304	18	28	111	1,692
As at 31 December 2016	324	1,149	1,660	588	75	72	125	3,993
Finance leases included in property, plant and equipment primarily relate to office equipment and vehicle fleet assets. The net book value of vehicle fleet held under finance leases was €67 million, €9 million, €11 million and €15 million as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014. The net book value of furniture and office equipment held under finance leases was €12 million, €4 million, €8 million and €6 million as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014. Depreciation expense on assets held under finance leases was €13 million, €10 million and €8 million for the years ended 31 December 2016, 31 December 2015 and 31 December 2014. Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. Some lease agreements include renewal or purchase options or escalation clauses.

P a g e | 113

Note 7
INVENTORIES
Inventories are valued at the lower of cost or net realisable value and cost is determined using the first-in, first-out (FIFO) method. Inventories consist of raw materials, supplies (primarily including concentrate, other ingredients and packaging) and finished goods, which also include direct labour, indirect production and overhead costs. Cost includes all costs incurred to bring inventories to their present location and condition. Spare parts are recorded as assets at the time of purchase and are expensed as utilised. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.
The following table summarises the inventory outstanding in the Consolidated Statement of Financial Position as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Finished goods	354	193	197	189
Raw materials and supplies	222	114	120	134
Spare parts	97	64	57	51
Total inventories	673	371	374	374
Write-downs of inventories to net realisable value amounted to €28 million, €17 million and €14 million during each of the years ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively, which were included within cost of sales. None of these write-downs were subsequently reversed.
Note 8
TRADE ACCOUNTS RECEIVABLE
The Group sells its products to retailers, wholesalers and other customers and extends credit, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted after the statement of financial position date.
Trade accounts receivable are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Recoverability of trade accounts receivable is reviewed on an ongoing basis. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue. The Group considers factors such as delinquency in payment, financial difficulties and the payment history of the debtor. The carrying amount of trade accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognised in the Consolidated Income Statement. Credit insurance on a portion of the accounts receivable balance is also carried. Refer to Note 23 for further details on credit risk management.
The following table summarises the trade accounts receivable outstanding in the Consolidated Statement of Financial Position as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Trade accounts receivable, gross	1,874	1,223	1,265	1,114
Allowance for doubtful accounts	(14)	(13)	(13)	(12)
Total trade accounts receivable	1,860	1,210	1,252	1,102

P a g e | 114

The following table summarises the aging of trade accounts receivable, net of allowance for doubtful accounts in the Consolidated Statement of Financial Position as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Not past due	1,631	1,018	975	880
Past due 1 - 30 days	145	114	118	111
Past due 31 - 60 days	16	32	39	33
Past due 61 - 90 days	13	14	33	19
Past due 91 - 120 days	11	6	22	13
Past due 121+ days	44	26	65	46
Total	1,860	1,210	1,252	1,102
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
Balance at 1 January 2014	(12)
Provision for impairment recognised during the year	(6)
Receivables written off during the year as uncollectible	4
Currency translation adjustments	1
Balance at 31 December 2014	(13)
Provision for impairment recognised during the year	(1)
Receivables written off during the year as uncollectible	—
Currency translation adjustments	1
Balance at 31 December 2015	(13)
Provision for impairment recognised during the year	(3)
Receivables written off during the year as uncollectible	2
Currency translation adjustments	—
Balance at 31 December 2016	(14)
Note 9
CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash and short-term, highly liquid investments with maturity dates of less than three months when acquired that are readily convertible to cash and which are subject to an insignificant risk of changes in value. Counterparties and instruments used to hold the Group’s cash and cash equivalents are continually assessed, with a focus on preservation of capital and liquidity. Bank overdrafts are classified as current portion of borrowings in the Consolidated Statement of Financial Position.
The following table summarises the cash and cash equivalents outstanding in the Consolidated Statement of Financial Position as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Cash at banks and on hand	279	78	152	206
Short-term deposits and securities	107	78	32	44
Total cash and cash equivalents	386	156	184	250

P a g e | 115

Cash and cash equivalents are held in the following currencies:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Euro	272	50	46	17
US Dollar	23	18	16	60
British Pound	25	65	98	67
Norwegian Krone	54	19	7	36
Swedish Krona	2	2	15	69
Other	10	2	2	1
Total cash and cash equivalents	386	156	184	250
There are no material restrictions on the Group’s cash and cash equivalents.
Note 10
FAIR VALUES
Fair value measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities;

•
Level 2 — Observable inputs other than quoted prices included in Level 1. The Group values assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data; or

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of the Group’s cash and cash equivalents, trade accounts receivable, amounts receivable from related parties, trade and other payables and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised within Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. Refer to Note 12 for further details regarding the Group’s borrowings.
The following table summarises the book value and fair value of the Group’s borrowings as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Fair value of borrowings	6,643	3,615	3,444	2,795
Book value of borrowings (Note 12)	6,437	3,540	3,254	2,779
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of its derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third party resource. Refer to Note 11 for further details about the Group’s derivatives.
The following table summarises the fair value of the assets and liabilities as at the dates presented:

P a g e | 116

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Assets at fair value:
Derivatives (Note 11)	58	42	67	10
Liabilities at fair value:
Derivatives (Note 11)	9	68	60	64
For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods presented.

Note 11
HEDGING ACTIVITIES
Derivative financial instruments
The Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk, commodity price risk and interest rate risk. All derivative financial instrument assets and liabilities are recorded at fair value on the Consolidated Statement of Financial Position. The Group does not use derivative financial instruments for trading or speculative purposes. At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item. While certain derivative financial instruments are designated as hedging instruments, the Group also enters into derivative financial instruments that are designed to hedge a risk but are not designated as hedging instruments (referred to as an economic hedge or a non-designated hedge). The Group is exposed to counterparty credit risk on all of its derivative financial instruments. It has established and maintained strict counterparty credit guidelines and enters into hedges only with financial institutions that are investment grade or better. It continuously monitors counterparty credit risk and utilises numerous counterparties to minimise its exposure to potential defaults. It does not require collateral under these agreements.
The following table summarises the fair value of the assets and liabilities related to derivative financial instruments and the respective line items in which they were recorded in the Consolidated Statement of Financial Position as at the dates presented. All derivative instruments are classified as Level 2 within the fair value hierarchy. Discussion of the Group’s other financial assets and liabilities is contained elsewhere in these financial statements. See Note 8 for trade accounts receivable, Note 13 for trade and other payables, Note 12 for borrowings and Note 18 for amounts receivable and payable with related parties.

P a g e | 117

		31 December 2016	31 December 2015	31 December 2014	1 January 2014
Hedging Instrument	Location – Statement of Financial Position	€ million	€ million	€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative assets	34	16	—	—
Foreign currency contracts	Current derivative assets	15	17	45	4
	Total	49	33	45	4
Derivatives not designated as hedging instruments:
Foreign currency contracts	Non-current derivative assets	—	6	—	5
Commodity contracts	Non-current derivative assets	1	—	—	—
Foreign currency contracts	Current derivative assets	3	2	20	—
Commodity contracts	Current derivative assets	5	1	2	1
	Total	9	9	22	6
Total Assets		58	42	67	10
Liabilities:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative liabilities	—	2	10	32
Foreign currency contracts	Current derivative liabilities	3	25	21	18
	Total	3	27	31	50
Derivatives not designated as hedging instruments:
Foreign currency contracts	Non-current derivative liabilities	—	6	—	5
Commodity contracts	Non-current derivative liabilities	1	13	4	—
Foreign currency contracts	Current derivative liabilities	—	—	18	—
Commodity contracts	Current derivative liabilities	5	22	7	9
	Total	6	41	29	14
Total Liabilities		9	68	60	64
Cash flow hedges
The Group uses cash flow hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with certain forecasted transactions, including purchases of raw materials, finished goods and services denominated in non-functional currencies, the receipt of interest and principal on intercompany loans denominated in non-functional currencies and the payment of interest and principal on debt issuances in non-functional currencies. Effective changes in the fair value of these cash flow hedging instruments are recognised as a component of other reserves on the Consolidated Statement of Financial Position. The effective changes are then recognised within the line item on the Consolidated Income Statement that is consistent with the nature of the underlying hedged item in the period that the forecasted purchases or payments impact earnings. Any changes in the fair value of these cash flow hedges that are the result of ineffectiveness are recognised immediately in the line item on the Consolidated Income Statement that is consistent with the nature of the underlying hedged item.
The net notional amount of outstanding cash flow hedges was €1.2 billion, €0.6 billion, €1.0 billion and €1.2 billion as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively. Outstanding cash flow hedges as at 31 December 2016 are expected to settle and affect profit or loss between 2017 and 2021.
The Group recognised within other comprehensive income €44 million net gains, €9 million net losses and €27 million net gains for the years ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively, related to changes in the fair values of outstanding cash flow hedges. The amount of ineffectiveness associated with these cash flow hedges was not material for each year presented within these financial statements.

P a g e | 118

The following table summarises the net of tax effect for cash flow hedges that settled for the periods presented within the Consolidated Income Statement:

		Amount of gain (loss) reclassified from the hedging reserve into profit
		31 December 2016	31 December 2015	31 December 2014
Cash Flow Hedging Instruments	Location – Income Statements	€ million	€ million	€ million
Foreign currency contracts	Cost of sales	5	(13)	—
Foreign currency contracts	Selling and distribution expenses	(1)	(1)	—
Foreign currency contracts(A)	Non-operating items	49	(6)	35
	Total	53	(20)	35
___________________________

(A)
The gain (loss) recognised on these currency contracts is offset by the gain (loss) recognised on the remeasurement of the underlying debt instruments; therefore, there is a minimal consolidated net effect in non-operating items on the Consolidated Income Statement.

Non-designated hedges
The Group periodically enters into derivative instruments that are designed to hedge various risks but are not designated as hedging instruments. These hedged risks include those related to commodity price fluctuations associated with forecasted purchases of aluminium, sugar, components of PET (plastic) and vehicle fuel. At times, it also enters into other short-term non-designated hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with short-term intercompany loans and certain cash equivalents denominated in non-functional currencies. Changes in the fair value of outstanding non-designated hedges are recognised each reporting period in the line item on the Consolidated Income Statement that is consistent with the nature of the hedged risk.
The net notional amount of outstanding non-designated commodity hedges was €123 million, €126 million, €103 million and €94 million as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively. Outstanding commodity hedges as at 31 December 2016 are expected to settle and affect profit or loss between 2017 and 2020.
The net notional amount of outstanding non-designated short-term foreign currency contracts associated with intercompany loans was €265 million, €193 million, €184 million and €40 million as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively. Outstanding non-designated foreign currency hedges as at 31 December 2016 are expected to settle and affect profit or loss during 2017.
The following table summarises the gains (losses) recognised from non-designated derivative financial instruments on the Consolidated Income Statement for the years presented:

		31 December 2016	31 December 2015	31 December 2014
Non-designated Hedging Instruments	Location – Income Statements	€ million	€ million	€ million
Commodity contracts	Cost of sales	8	(19)	2
Commodity contracts	Selling and distribution expenses	10	(15)	(10)
Foreign currency contracts(A)	Non-operating items	17	(4)	8
	Total	35	(38)	—
___________________________

(A)
The gain (loss) recognised on these currency contracts is offset by the gain (loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the Consolidated Income Statement.

Net investment hedges
The Group has entered into foreign currency forwards, options and foreign currency denominated borrowings designated as net investment hedges of its foreign subsidiaries. Changes in the fair value of these hedges resulting from currency exchange rate changes are recognised as a component of other reserves on the Consolidated Statement of Financial Position to offset the change in the carrying value of the net investment being hedged. Any changes in the fair value of these hedges that are the result of ineffectiveness are recognised immediately in operating profit on the Consolidated Income Statement. All outstanding net investment hedges were settled prior to the Merger. Although the Group has no net investment hedges in place as at 31 December 2016, it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
The net notional amount of outstanding foreign currency contracts and foreign denominated debt designated as net investment hedges was €3.4 billion, €1.5 billion and €1.2 billion as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

P a g e | 119

The Group recognised within other comprehensive income €44 million net losses, €88 million net gains and €126 million net gains for the years ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively, related to net investment hedges. The amount of ineffectiveness associated with these net investment hedging instruments was not material for each year presented within these financial statements.

Note 12
BORROWINGS AND FINANCE LEASES
Borrowings
Borrowings are initially recognised at fair value, net of issuance costs incurred. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortisation of transaction costs, premiums and discounts is recognised as part of finance costs within the Consolidated Income Statement.
Finance leases
Finance leases are recognised when the Group leases property, plant and equipment and has substantially all the risks and rewards of ownership. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are apportioned between the finance costs and the reduction of the remaining liability. The finance costs are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability. Property, plant and equipment acquired in connection with a finance lease is depreciated over the shorter of the useful life of the asset or the lease term. The Group’s interests in assets acquired under finance leases are included in property, plant and equipment and primarily relate to office equipment and vehicle fleet assets. Amortisation of finance lease assets is included in depreciation expense.

P a g e | 120

Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Non-current:
US$475 million 2.13% Notes 2015	—	—	—	345
US$250 million 2.00% Notes 2016	—	—	206	181
€350 million 3.13% Notes 2017	—	349	349	348
€350 million 2.00% Notes 2019	347	347	346	346
US$525 million 3.50% Notes 2020	495	480	430	377
US$250 million 3.25% Notes 2021	234	227	203	179
US$300 million 4.50% Notes 2021	283	274	245	215
€700 million 0.75% Notes 2022(A)	696	—	—	—
€350 million 2.63% Notes 2023	348	347	347	347
€500 million 1.13% Notes 2024(A)	494	—	—	—
€350 million 2.38% Notes 2025	346	346	345	345
€250 million 2.75% Notes 2026	248	247	248	—
€500 million 1.75% Notes 2028(A)	491	—	—	—
€500 million 1.88% Notes 2030	496	495	—	—
€1 billion term loan 2018-2021(B)	998	—	—	—
Finance lease obligations(C)	76	10	12	15
Other borrowings	10	—	—	—
Total non-current borrowings	5,562	3,122	2,731	2,698

Current:
US$100 million Floating Rate Note 2014	—	—	—	73
US$475 million 2.13% Notes 2015	—	—	392	—
US$250 million 2.00% Notes 2016	—	230	—	—
€350 million 3.13% Notes 2017	350	—	—	—
€500 million Floating Rate Note 2017(A)	499	—	—	—
US$ commercial paper	—	183	121	—
Finance lease obligations(C)	25	5	10	8
Other borrowings	1	—	—	—
Total current borrowings	875	418	523	81
___________________________

(A)	To finance the return of capital to CCE shareholders in connection with the Merger, the Group issued €2.2 billion Eurobond notes due between November 2017 and May 2028.

(B)
To finance the return of capital to CCE shareholders in connection with the Merger, the Group obtained a €1.0 billion, floating rate bank term loan with annual payments due each May beginning in 2018 until 2021.

(C)	These amounts represent the present values of the Group’s minimum finance lease obligations.
Total proceeds received as part of new debt issuances in 2016, net of issuance costs, amounted to €3,174 million. In August 2016, €223 million repayments were made in connection with the maturity of US$250m 2.00% Notes. Outstanding US$ commercial paper as at 31 December 2015 of €183 million was repaid during the year. Further payments of €18 million for finance leases and other borrowings were made during 2016.
Notes are stated net of unamortised financing fees of €23 million, €14 million, €13 million and €12 million as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively.
Credit Facilities
The Group has amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of ten banks. This credit facility matures in 2021 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2016, the Group had no amounts drawn under this credit facility. CCE previously held a multi-currency credit facility for US$1.0 billion with a

P a g e | 121

syndicate of eight banks, which was terminated prior to the Merger. The Group did not have any amounts drawn on this facility for any period presented in the Group’s Consolidated Statement of Financial Position.
Covenants
The credit facility, term loan and outstanding notes as at 31 December 2016 contain no financial covenants. Prior to the Merger, CCE’s credit facility and outstanding notes contained various provisions that, among other things, required limitations to the incurrence of certain liens or encumbrances in excess of defined amounts. Additionally, the credit facility required compliance with a minimum interest coverage ratio. CCE was in compliance with these requirements during all periods presented.
Finance Lease Maturities
The following table summarises the future maturity of the Group’s finance lease obligations as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
Finance lease maturities	€ million	€ million	€ million	€ million
Within one year	25	5	10	8
After one year but not more than five years	56	11	13	19
More than five years	30	1	2	2
Total minimum lease payments	111	17	25	29
Amounts representing interest(A)	(10)	(2)	(3)	(6)
Present value of minimum lease payments	101	15	22	23
___________________________

(A)	Amounts representing interest related to finance lease commitments are not significant for any of the individual time periods presented above.

Note 13
TRADE AND OTHER PAYABLES
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year, which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Trade payables are non-interest bearing and are normally settled between 30 to 60 days.
Customer marketing costs include programmes and arrangements with customers designed to increase product sales. Among these programmes are arrangements under which allowances can be earned by customers for attaining agreed-upon sales levels for participating in specific marketing programmes. Coupon programmes are also developed on a customer and territory-specific basis with the intent of increasing sales. The costs of all of these various programmes are recorded as a decrease in net sales and an increase in accrued marketing costs. The costs of all these various programmes, included as a reduction in net sales, totalled €2.5 billion, €1.8 billion and €1.8 billion for the years ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively.
The following table summarises trade and other payables as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Trade accounts payable	904	448	444	353
Accrued customer marketing costs	652	468	542	455
Accrued deposits	271	48	50	52
Accrued compensation and benefits	260	197	199	216
Accrued taxes	178	105	100	113
Other accrued expenses	153	117	107	118
Total trade and other payables	2,418	1,383	1,442	1,307

P a g e | 122

Note 14
POST-EMPLOYMENT BENEFITS
The cost of providing benefits is determined using the projected unit credit method with actuarial valuations being carried out at the end of each annual reporting period. All remeasurements of the defined benefit obligation, such as actuarial gains and losses and return on plan assets, are recognised directly in other comprehensive income. Remeasurements recognised in other comprehensive income are reflected immediately in retained earnings and are not reclassified to profit or loss. Service costs are presented within cost of sales, selling and distribution expenses and administrative expenses in the Consolidated Income Statement. Past service costs are recognised immediately within cost of sales, selling and distribution expenses and administrative expenses in the Consolidated Income Statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest cost is presented within finance costs or finance income, as applicable, in the Consolidated Income Statement. The defined benefit obligation recognised in the Consolidated Statement of Financial Position represents the present value of the estimated future cash outflows using interest rates of high quality corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability.
Defined benefit plans
The Group sponsors a number of defined benefit pension plans in Belgium, France, Germany, Great Britain, Luxembourg, and Norway, of which the Great Britain plan (GB Scheme) and Germany plans (Pension Plan 1 and Pension Plan 2) are the most significant.
The GB Scheme’s defined benefit obligation includes benefits for current employees, former employees and current pensioners. The GB Scheme was closed to new members with effect from 1 October 2005 and is administered by a separate Board of Trustees, which is legally separate from the Group. The Trustees are composed of representatives of both the employer and employees. The Trustees are required by law to act in the interest of all relevant beneficiaries and are responsible for the investment policy with regard to the assets plus the day to day administration of the benefits.
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary. The latest triennial valuation was carried out as at 5 April 2016 and has been updated to 31 December 2016. The contributions are determined on the basis of the triennial valuations.
Germany’s defined benefit pension plans are open to existing members, but closed to new entrants. The defined benefit obligation includes benefits for current employees, former employees and current pensioners. Pension Plan 1 is funded through a support fund administered by an insurance company. Pension Plan 2 is administered by CCEP’s Human Resource department with the plan being covered by a Contractual Trust Arrangement (CTA) and a single reinsurance contract. The latest annual valuation for these plans was performed as at 31 December 2016.
Risks
Our defined benefit pension schemes expose the Group to a number of risks, including:

•
Asset volatility - The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperformed this yield, this will create a deficit. Some of our plans hold a significant proportion of growth assets (equities and property) which, though expected to outperform corporate bonds in the long-term, create volatility and risk in the short-term. The allocation to growth assets is monitored to ensure it remains appropriate given each scheme’s long-term objectives.

•
Changes in bond yields - A decrease in corporate bond yields will increase the defined benefit liability, although this will be partially offset by an increase in the value of the plan’s bond holdings.

•
Inflation risk - A significant proportion of our benefit obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation). The majority of the assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.

•
Life expectancy - The majority of our plans have an obligation to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the defined benefit liabilities.

P a g e | 123

Benefit costs
The following table summarises the expense related to pension plans recognised in the Consolidated Income Statement for the years presented:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Service cost	49	51	42
Past service cost	—	3	—
Net interest cost (income)	2	—	(1)
Administrative expenses	2	3	2
Total cost	53	57	43
Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Actuarial (gain) / loss on DBO arising during the period	248	27	130
Return on plan assets greater / (less) than discount rate	(183)	23	(72)
Net charge to OCI	65	50	58
Benefit obligation and fair value of plan assets
The following table summarises the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	1,493	1,335	1,079
Service cost	49	51	42
Past service cost	—	3	—
Interest costs on defined benefit obligation	50	49	47
Plan participants contribution	63	—	—
Actuarial loss (gain) - experience	(34)	(7)	(7)
Actuarial loss (gain) - demographic assumptions	(10)	2	14
Actuarial loss (gain) - financial assumptions	292	32	123
Benefit payments	(50)	(29)	(29)
Currency translation adjustments	(174)	57	66
Additions - Merger (Note 2)	268	—	—
Benefit obligation at end of plan year	1,947	1,493	1,335
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	1,369	1,265	1,067
Interest income on plan assets	48	49	48
Return on plan assets greater than discount rate	183	(23)	72
Plan participants contributions	63	—	—
Employer contributions	78	47	38
Benefit payments	(50)	(29)	(29)
Administrative expenses	(2)	(3)	(2)
Additions - Merger (Note 2)	263	—	—
Currency translation adjustment	(173)	63	71
Fair value of plan assets at end of plan year	1,779	1,369	1,265

P a g e | 124

Timing of benefit payments
The weighted average duration of the defined benefit plan obligation at 31 December 2016 is 22 years. The following table provides information on the timing of benefit payments (amounts are undiscounted) as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Maturity analysis of benefits expected to be paid (undiscounted)
Within one year	31	32	30
Between 1 to 5 years	147	161	149
Between 6 to 15 years	659	766	713
Between 16 to 25 years	1,052	1,317	1,235
Beyond 25 years	2,774	3,970	3,516
Total	4,663	6,246	5,643
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Net benefit status:
Present value of obligation	(1,947)	(1,493)	(1,335)	(1,079)
Fair value of assets	1,779	1,369	1,265	1,067
Net benefit status	(168)	(124)	(70)	(12)
Retirement benefit surplus	16	—	33	58
Retirement benefit obligation	(184)	(124)	(103)	(70)
Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
Financial assumptions	%	%	%	%
Discount rate	2.3	3.5	3.5	4.3
Rate of compensation increase	3.2	3.3	3.2	3.5
Rate of price inflation	2.9	3.0	3.0	3.3

Demographic assumptions (weighted average)(A)(B)	31 December 2016	31 December 2015	31 December 2014	1 January 2014
Retiring at the end of the reporting period
Male	21.2	21.8	21.8	21.5
Female	24.0	24.4	24.4	24.0
Retiring 15 years after the end of the reporting period
Male	22.5	22.6	22.7	22.2
Female	25.4	25.5	25.5	24.9
___________________________

(A)	These assumptions translate into an average life expectancy in years for an employee retiring at age 65.

(B)	The decrease in the demographic assumptions in 2016 was mainly due to the use of the S2 mortality tables published by the Continuous Mortality Investigation Bureau (CMIB).

P a g e | 125

The following table summarises the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

	Change in assumption %	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal Assumptions		2016	2015	2014	2016	2015	2014
Discount rate	0.5	(9.6)	(10.3)	(9.9)	10.7	11.0	11.6
Rate of compensation increase	0.5	2.7	4.3	4.4	(2.5)	(4.0)	(4.0)
Rate of price inflation	0.5	9.4	10.4	10.1	(9.6)	(8.3)	(7.7)
Mortality rates	1 year	2.5	2.2	2.2	(2.4)	(2.2)	(2.2)
The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.
Pension plan assets
The Group has established formal investment policies for the assets associated with the pension plans. Policy objectives include (1) maximising long-term return at acceptable risk levels; (2) diversifying among asset classes, if appropriate, and among investment managers; and (3) establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans and include requirements designed to mitigate risk, including quality and diversification standards. Asset allocation targets are based on periodic asset liability and/or risk budgeting study results, which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.
The following tables summarise pension plan assets measured at fair value as at the dates presented:

	Total 31 December 2016	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities:(A)
US equities	230	203	27
International	662	641	21
Fixed-income securities:(B)
Corporate bonds and notes	172	145	27
Government bonds	328	310	18
Short-term investments(C)	37	30	7
Other investments:
Real estate funds(D)	149	14	135
Insurance contracts(E)	201	—	201
	1,779	1,343	436

P a g e | 126

	Total 31 December 2015	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities:(A)
US equities	214	192	22
International	562	543	19
Fixed-income securities:(B)
Corporate bonds and notes	107	92	15
Government bonds	278	261	17
Mortgage backed securities	5	5	—
Other bonds	11	—	11
Short-term investments(C)	24	23	1
Other investments:
Real estate funds(D)	139	—	139
Insurance contracts(E)	16	—	16
Hedge funds(F)	13	—	13
	1,369	1,116	253

	Total 31 December 2014	Investments quoted in active markets	Unquoted investments
Equity securities:(A)
US equities	201	179	22
International	516	501	15
Fixed-income securities:(B)
Corporate bonds and notes	119	101	18
Government bonds	253	236	17
Mortgage backed securities	3	3	—
Other bonds	7	1	6
Short-term investments(C)	15	14	1
Other investments:
Real estate funds(D)	91	—	91
Insurance contracts(E)	15	—	15
Hedge funds(F)	45	—	45
	1,265	1,035	230

	Total 1 January 2014	Investments quoted in active markets	Unquoted investments
Equity securities:(A)
US equities	158	139	19
International	469	454	15
Fixed-income securities:(B)
Corporate bonds and notes	75	58	17
Government bonds	196	181	15
Mortgage backed securities	3	3	—
Other bonds	21	15	6
Short-term investments(C)	16	15	1
Other investments:
Real estate funds(D)	73	—	73
Insurance contracts(E)	16	—	16
Hedge funds(F)	40	—	40
	1,067	865	202
___________________________

P a g e | 127

(A)
Equity securities are comprised of the following investment types: (1) ordinary shares; (2) preference shares; and (3) common trust funds. Investments in ordinary and preference shares are valued using quoted market prices multiplied by the number of shares owned. Investments in common trust funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date (as of 31 December 2016, it is not probable that these investments will be sold at an amount other than net asset value).

(B)
Investments other than those held in common trust funds are valued utilising a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data.

(C)	Short-term investments are valued at €1.00/unit, which approximates fair value. Amounts are generally invested in actively managed common trust funds or interest-bearing accounts.

(D)
Real estate funds are valued at net asset value, which is calculated using the most recent partnership financial reports, adjusted, as appropriate, for any lag between the date of the financial reports and the measurement date (as of 31 December 2016, it is not probable that these investments will be sold at an amount other than net asset value).

(E)	Insurance contracts are valued at book value, which approximates fair value, and is calculated using the prior year balance adjusted for investment returns and changes in cash flows.

(F)
Hedge funds are held in private investment funds. These investments are valued based primarily on the net asset value, which is provided by the management of each private investment fund, multiplied by the number of shares held as of the measurement date, net of any accrued management and incentive fees due to the fund managers.

Contributions
Contributions to pension plans totalled €78 million, €47 million and €38 million during the year ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively. During 2016, the Group and the Trustees of the GB Scheme agreed to additional future funding levels to improve the funded status of this plan. €29 million of the €78 million contributed by the Group during 2016 related to the additional contributions agreed upon between the Group and the Trustees. The Group expects to make contributions of €57 million for the full year ending 31 December 2017.
Other employee benefit liabilities
In Germany, the Group also has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part-time) employment into retirement before their legal retirement age. Further, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €24 million as at 31 December 2016 and the non-current portion of these liabilities totalled €94 million, €18 million, €16 million, and €13 million as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014 and is included within Employee Benefit Liabilities on the Consolidated Statement of Financial Position.
Defined contribution plans
The Group sponsors qualified defined contribution plans covering substantially all of our employees in Iceland, the Netherlands, Norway, Spain, US, and certain employees in Great Britain. Contributions payable for the period are charged to the Consolidated Income Statement as an operating expense for defined contribution plans. Contributions to these plans totalled €24 million, €22 million, and €19 million during the year ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively.
Note 15
EQUITY
Share capital
The Group is authorised to issue 643,098,494 ordinary shares of the Company with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.
Immediately prior to the Merger on 28 May 2016, there were 228,244,244 shares of US$0.01 par value of CCE ordinary shares issued and fully paid, which included net issuances of 908,456 related to share-based payment awards from 1 January 2016 through 27 May 2016. In connection with the Merger, as described in Note 2, all CCE shares were cancelled and replaced with ordinary shares of the Company. Additionally, the Company issued 166,128,987 and 87,950,640 ordinary shares to Olive Partners and European Refreshments (a wholly owned subsidiary of TCCC), respectively, as consideration to acquire their bottling operations. Subsequent to the Merger, the Group issued an additional 752,525 shares related to share-based payment awards. The number of shares issued and fully paid at statement of financial position date is 483,076,396.

P a g e | 128

	Number of shares	Share Capital
	millions	€ million
Balance as at 1 January 2014	258	3
Issuances of shares	2	—
Own shares purchased	(20)	—
Own shares utilised	(1)	—
Balance as at 31 December 2014	239	3
Issuance of shares	2	—
Own shares purchased	(14)	—
Own shares utilised	—	—
Balance as at 31 December 2015	227	3
Shares utilised for share-based payments prior to Merger	1	—
Cancellation of CCE shares	(228)	(3)
Issuance of CCEP shares in consideration for CCIP and CCEG	254	3
Group reconstruction transaction	228	2
Issuances of shares post-Merger	1	—
Balance as at 31 December 2016	483	5
Share premium
Under the Companies Act 2006, the amount reflected in share premium for a group reconstruction is equal to the total consideration transferred in excess of nominal value for the accounting acquirer. As all shares of CCE were cancelled and replaced with shares in the Company, €7.6 billion was recorded to the share premium account representing the excess over nominal value of €0.01 for the 228,244,244 shares issued to CCE shareholders on 28 May 2016 based on the adjusted closing price of CCE ordinary shares of €33.33 at the time of the Merger. As CCE was deemed to be the accounting acquirer, its net assets remain at book value; therefore, the Group recorded a corresponding reduction to merger reserves for this amount. Furthermore, on 22 June 2016, the Group received approval from the UK High Court of Justice to convert €7.5 billion of its undistributable profits into distributable profits. This resulted in the reduction to the share premium account of €7.5 billion and a corresponding increase to retained earnings. Lastly, the share premium account increased by cash received for the exercise of options after the Merger by €9 million.
Merger reserves
The consideration transferred to acquire CCIP and CCEG qualified for merger relief under the UK Companies Act of 2006. As such, the excess consideration transferred over nominal value was required to be excluded from the share premium account and recorded to Merger reserves. The cumulative balance of €8.5 billion includes the consideration transferred in excess of nominal value of €0.01 for CCIP and CCEG of €5.5 billion and €2.9 billion, respectively.
Return of capital to CCE shareholders
The return of capital to CCE shareholders in connection with the Merger was in the form of a cash payment of €3.0 billion, with a corresponding reduction in retained earnings.
Other reserves
The following table outlines the balances in other reserves (net of tax) as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Cash flow hedge reserve	(12)	(3)	(14)	(6)
Net investment hedge reserve (A)	170	214	126	—
Foreign currency translation adjustment reserve (A)	(577)	(391)	(206)	—
Total other reserves	(419)	(180)	(94)	(6)
___________________________

(A)
At the transition date, the net investment hedge reserve and foreign currency translation adjustment reserve were deemed to be zero, as allowed under IFRS 1. Refer to Note 25 for further detail on transition elections made.

Included within other reserves are derivatives and foreign currency translation reserves. Key movements, including the tax effects, in these accounts from 1 January 2014 through 31 December 2016 are included within the Consolidated Statement

P a g e | 129

of Comprehensive Income.
Dividends
Dividends are recorded within the Group’s consolidated financial statements in the period in which they are paid.
During the year ended 31 December 2016, two dividend payments were made on previously outstanding CCE ordinary shares totalling US$136 million, or €122 million, based on a dividend rate of US$0.30 per share. Subsequent to the Merger, in September 2016, the Company’s Board of Directors authorised a dividend of €0.17 per share, totalling €82 million, which was paid in October 2016.
Treasury shares
Immediately prior to the Merger, CCE had authorisations from the CCE Board of Directors to repurchase ordinary shares up to US$1.0 billion. CCE completed its planned share repurchases during the second half of 2015 and no additional repurchases were made in 2016. During 2015 and 2014, share repurchases under these share repurchase programs amounted to €534 million and €673 million respectively
As part of the Merger agreement, the 128,993,430 shares held in treasury on the acquisition date, with a total cost of €3.3 billion, were cancelled. Since the Merger, there have been no share repurchases and there has been no resolution approved by the Directors to repurchase outstanding ordinary shares of the Company.
Note 16
TOTAL OPERATING COSTS
The following table outlines the significant cost items by nature within operating costs for the years presented:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Cost of inventory recognised as an expense	4,194	2,920	3,008
Write-down of inventories (Note 7)	28	17	14
Employee costs(A)	1,411	932	892
Distribution costs	514	232	230
Depreciation of property, plant and equipment excluding accelerated depreciation	321	215	208
Amortisation of intangible assets (Note 5)	39	26	20
Out of period mark to market effects on undesignated derivatives (Note 11)	(35)	26	(1)
Merger related costs	126	40	—
Restructuring charges including accelerated depreciation(B)	286	18	61
Gain on sale of distribution centre in Great Britain	—	(9)	—
Impairment of investments in recycling venture in Great Britain	—	—	8
(A)Employee costs

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Wages and salaries	1,059	653	638
Social security costs	234	152	154
Pension and other employee benefits	118	127	100
Total staff costs	1,411	932	892
All directors' remuneration information is disclosed in the Directors` emuneration Report.
The average number of persons employed by the Group (including directors) for the periods presented were as follows:

	2016(A)	2015	2014
	No. in thousands	No. in thousands	No. in thousands
Commercial	6.1	3.5	3.8
Supply chain	10.8	6.4	6.2
Support functions	2.2	1.6	1.5
Total average staff employed	19.1	11.5	11.5
The 2016 average number of persons employed by the Group reflects CCE employees from 1 January to 27 May, 2016 and CCEP employees from 28 May to 31 December, 2016.

P a g e | 130

(B)Restructuring

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 21)	260	17	56
Amount of provision reversed unused (Note 21)	(6)	(5)	—
Accelerated depreciation	12	6	5
Other cash costs	8	—	—
Other non-cash costs	12	—	—
Total	286	18	61
Restructuring costs charged in arriving at operating profit for the years presented include restructuring costs arising under projects, including the CCE Business Transformation Programme, Belgium Supply Chain Optimisation Programme, Germany Restructuring Programme and CCEP Integration and Synergy Programme.
CCE Business Transformation Programme
The CCE Business Transformation Programme was announced in 2012 and was designed to improve the operating model and create a platform for sustainable future growth. The programme involved: (1) streamlining and reducing the cost structure of the finance support function, including the establishment of a centralised shared services centre; (2) restructuring sales and marketing organisation to better align central and field sales, and deployed standardised channel-focused organisations within each territory; and (3) improving the efficiency and effectiveness of certain aspects of operations, including activities related to cold-drink equipment. During the years ended 31 December 2016, 2015, and 2014, the Group recorded a benefit of €4 million, expense of €4 million, and expense of €61 million, respectively. This programme was substantially completed by 31 December 2015, with total expenditures of approximately €170 million over the life of the programme.
Belgium Supply Chain Optimisation Programme
The project in Belgium commenced in the second half of 2015, and related to the relocation and restructuring of certain production operations designed to optimise the efficiency and effectiveness of the supply chain within Belgium. During the year ended 31 December 2016, the Group recorded expense of €32 million. This programme is expected to be completed by 31 December 2018 with the total expenditure of approximately €40 million over the life of the programme.
Germany Restructuring Programme and Iberia Inflight Initiatives
At the time of the Merger, the Group assumed ongoing restructuring initiatives in both Germany and Iberia. In Germany, these initiatives principally related to improving the efficiency and effectiveness of the supply chain organisation. On 1 March 2016, CCEG announced its intent to close two production sites, six distribution sites and to phase out a refillable PET production line. In addition, CCEG announced its intent to restructure parts of its finance, human resources, marketing and sales departments. At the Merger date, there was approximately €228 million of restructuring provisions recorded in the opening balance sheet of Germany related to this and other programmes. Subsequent to the Merger, and through the year ended 31 December 2016, the Group recorded additional expense of €76 million and estimates the total costs associated with these initiatives to be incurred post-merger will be approximately €180 million, primarily related to severance costs. This programme is expected to be substantially completed by 31 December 2017.
CCEP Integration and Synergy Programme
In 2016, the Group announced several restructuring proposals to facilitate and enable the integration of CCE, CCIP and CCEG following the Merger. Proposals include those related to supply chain improvements including network optimisation, productivity initiatives, continued facility rationalisation in Germany, and end-to-end supply chain organisational design. These proposals also include transferring of Germany transactional related activities to the Company’s shared services centre in Bulgaria and other central function initiatives. The Group also initiated the relocation of Atlanta-based headquarters roles to Europe. During the year ended 31 December 2016, the Group recorded total expenses related to this programme of €182 million. The total expenditure over the life of the programme is expected to be approximately €400 million. The programme is expected to be substantially completed by 31 December 2018.

P a g e | 131

Auditors remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	31 December 2016	31 December 2015	31 December 2014
	€ thousand	€ thousand	€ thousand
Audit of parent company and consolidated financial statements(A)	4,932	1,602	1,341
Audit of the company’s subsidiaries	3,800	1,697	1,582
Total audit	8,732	3,299	2,923
Audit related assurance services(B)	1,512	3,218	957
Other assurance services	138	3	26
Total audit and audit-related assurance services	10,382	6,520	3,906
Taxation advisory services(C)	508	—	39
All other services(D)	3	2	3
Total non-audit or non-audit-related assurance services	511	2	42
Total audit and all other fees	10,893	6,522	3,948
___________________________

(A)	Fees in respect of the audit of the accounts of CCEP plc (and its predecessor CCE, Inc.), including the Group's consolidated financial statements.

(B)
Includes professional fees for interim reviews, reporting on internal financial controls, services related to the transaction entered into with CCE, TCCC, CCIP and CCEG, IFRS advisory services, certain accounting consultations, and other attest engagements.

(C)
Includes fees for tax advisory services related to tax advice provided in conjunction with the merger transaction and its related US tax implications and ongoing tax advisory services, including transfer pricing and VAT advisory work, in the Company’s subsidiaries.

(D)	Represents subscription fees to an on-line accounting research tool, IFRS training courses, and other services.
Note 17
FINANCE COSTS
Finance costs are recognised directly within the income statement in the period in which they are incurred, with the exception of general and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Borrowing costs are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised within the income statement in the period in which they are incurred based upon the effective interest rate method. Interest income is recognised using the effective interest rate method.
The following table summarises net finance costs for the years presented:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Interest income	31	24	34
Interest expense on external debt	(145)	(127)	(118)
Other finance costs (A)	(9)	(7)	(5)
Total finance costs	(154)	(134)	(123)
Total finance costs, net	(123)	(110)	(89)
_____________

(A)	Other finance costs are principally made up of amortisation of the discount on external debt and interest expense on finance leases.

Note 18
RELATED PARTY TRANSACTIONS
For the purpose of these consolidated financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.

P a g e | 132

Transactions with TCCC
TCCC exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2016, 18 percent of the total outstanding ordinary shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to sell, make and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10-year renewal. Additionally, two of the Group’s 17 Directors were nominated by, and are employees of, TCCC.
The following table summarises the transactions with TCCC that directly impacted the Consolidated Income Statement for the years presented:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Amounts affecting revenue:
Fountain syrup and packaged product sales	44	13	13
Amounts affecting cost of sales:
Purchases of concentrate, syrup, mineral water and juice	(2,460)	(1,777)	(1,746)
Purchases of finished products	(31)	(36)	(37)
Marketing support funding earned	264	181	167
Total amounts affecting cost of sales	(2,227)	(1,632)	(1,616)
Amounts affecting operating expenses:
Other operating credits	9	8	11
Other operating expenses	(8)	(4)	(4)
Total amounts affecting operating expenses	1	4	7
Total net amount affecting the Consolidated Income Statement	(2,182)	(1,615)	(1,596)
The following table summarises the transactions with TCCC that impacted the Consolidated Statement of Financial Position for the periods presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Amount due from TCCC	91	52	56	65
Amount payable to TCCC	154	94	85	106
Marketing support funding earned
The Group and TCCC engage in a variety of marketing programmes to promote the sale of TCCC products in territories in which the Group operates. TCCC makes discretionary marketing contributions under shared marketing agreements to CCEP's operating subsidiaries. Amounts to be paid to the Group by TCCC under the programmes are generally determined annually and are periodically reassessed as the programmes progress. Under the bottling agreements, TCCC is under no obligation to participate in the programmes or continue past levels of funding in the future. The amounts paid and terms of similar programmes with other franchises may differ. Marketing support funding programmes granted to the Group provide financial support principally based on product sales or upon the completion of stated requirements and are intended to offset a portion of the costs of the programmes.
The Group and TCCC operate under an incidence-based concentrate pricing model and funding program, the terms of which are tied to the term of our bottling agreements. Under the funding program, the US$45 million annual Global Marketing Fund, which terminated 31 December 2015, was replaced by the integration of US$20 million into the incidence rate and annual payments of US$25 million from TCCC to the Group to support the execution of commercial strategies focused on capturing growth opportunities. This US$25 million funding is paid in two equal instalments each year.
Payments from TCCC for marketing programmes to promote the sale of products are classified as a reduction in cost of sales, unless the presumption that the payment is a reduction in the price of the franchisors’ products can be overcome. Payments for marketing programmes are recognised as product is sold.
Repayment of acquired loan
At the time of the Merger, the Group assumed a non-interest bearing loan with Atlantic Industries, a subsidiary of TCCC, for the amount of €73 million. This loan was fully repaid prior to 31 December 2016.

P a g e | 133

Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest-free and generally settled in cash. There have been no guarantees provided or received for any TCCC receivables or payables. Receivables from TCCC are considered to be recoverable and no expense was incurred as a result of outstanding receivables due from TCCC for the year ended 31 December 2016, 31 December 2015 and 31 December 2014.
Transactions with Cobega companies
Cobega exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As a result of the consummation of the Merger, Cobega S.A., who previously owned 56 percent of CCIP, indirectly owned 19 percent of the total outstanding ordinary shares of the Group as at 31 December 2016 through its ownership interest in Olive Partners. Additionally, five of the Group’s 17 Directors, including the Chairman, were nominated by CCIP, three of whom are affiliated with Cobega S.A.
The following table summarises the transactions with Cobega that directly impacted the Consolidated Income Statement for the years presented:

31 December 2016
€ million
Amounts affecting revenues:
Packaged product sales	5
Amounts affecting cost of sales:
Purchases of juice concentrates and mineral water	(37)
Purchases of finished goods and other cost of goods	(6)
Total amounts affecting cost of sales	(43)
Amounts affecting operating expenses:
Maintenance and repair services and plant rental expense	(5)
Office rent and other expenses	(4)
Total amounts affecting operating expenses	(9)
Total net amount affecting the Consolidated Income Statement	(47)
The following table summarises the transactions with Cobega that impacted the Consolidated Statement of Financial Position for the periods presented:

31 December 2016
€ million
Amount due from Cobega	4
Amount payable to Cobega	8
Under the terms of the Merger, Vifilfell hf, a subsidiary of Cobega, was acquired by the Group on 29 July 2016 for cash consideration of €35 million. This acquisition was made to expand the Group’s geographical presence by obtaining the rights to sell, make and distribute products within the Icelandic territory. All outstanding consideration was paid during the year.  Refer to Note 2 for further details.
There are no significant transactions with other related parties in the periods presented.
Transactions with key management personnel
The following table summarises the amounts recognised as an expense during the reporting period related to key management personnel:

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Salaries and other short-term employee benefits	20	17	25
Post-employment benefits	1	—	—
Share-based payments	20	25	14
Termination benefits	10	2	—
Other long-term benefits	—	—	—
Total	51	44	39
The Group did not have any loans with key management personnel and was not party to any other transactions with the key management personnel during the periods presented.

P a g e | 134

Note 19
TAXES
Current income tax
Current income tax for the period includes amounts expected to be payable on taxable income in the period together with any adjustments to taxes payable in respect of previous periods, and is determined based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.
Deferred tax
Deferred tax is determined by identifying the temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax for the period includes origination and reversal of temporary differences, remeasurements of deferred tax balances and adjustments in respect of prior periods.
Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
In respect of taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
In respect of deductible temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Income tax is recognised in the income statement. Income tax is recognised in other comprehensive income or directly in equity to the extent that it relates to items recognised in other comprehensive income or in equity.

P a g e | 135

2016, 2015, and 2014 results
The following table summarises the major components of income tax expense for the periods presented.

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Current income tax:
Current income tax charge	242	158	129
Adjustment in respect of current income tax from prior periods	24	(2)	(2)
Total current tax	266	156	127
Deferred tax:
Relating to the origination and reversal of temporary differences	(56)	27	52
Adjustment in respect of deferred income tax from prior periods	3	(1)	(4)
Relating to changes in tax rates or the imposition of new taxes	(43)	(51)	(1)
Total deferred tax	(96)	(25)	47
Income tax charge per the income statement	170	131	174
The following table summarises the taxes on items recognised in other comprehensive income and directly within equity for the periods presented.

	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Taxes charged (credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges	(2)	5	(3)
Deferred tax on net gain/loss on net investment hedges	(22)	46	68
Deferred tax on net gain/loss on pension plan remeasurements	(14)	—	(15)
Total taxes charged (credited) to OCI	(38)	51	50
Taxes charged (credited) to equity:
Deferred tax charge (credit): Share based compensation	(5)	(15)	(9)
Total taxes charged (credited) to equity	(5)	(15)	(9)
The effective tax rate was 20 percent and 26 percent for the years ended 31 December 2015 and 31 December 2014, respectively. Prior to the Merger that occurred on 28 May 2016 the parent company of the Group was a US tax resident; from that date a UK company became the parent. Accordingly, the following tables provide reconciliations of (1) the Group’s income tax expense at the statutory US federal tax rate for years ended 31 December 2015 and 31 December 2014 to the Group’s actual income tax expense for the periods presented and (2) the Group’s income tax expense at the UK statutory tax rate for the year ended 31 December 2016 to the actual income tax expense for the period presented:

	31 December 2015	31 December 2014
	€ million	€ million
Accounting profit before tax from continuing operations	644	658

Tax expense at the statutory rate of 35%	225	230
Taxation of foreign operations, net(A)	(112)	(113)
US taxation of foreign earnings, net of tax credits	64	56
Non-deductible expense items for tax purposes	3	2
Rate and law change benefit, net(B)	(51)	(1)
Other, net	2	—
Total provision for income taxes	131	174
___________________________

(A)
The Group’s effective tax rate reflects the benefit, net of income tax contingencies, of having all of the operations outside the US, most of which are taxed at statutory rates lower than the statutory US rate of 35 percent, with the benefit of some income being fully or partially exempt from income taxes due to various operating and financing activities.

(B)
During the second half of 2015, the UK enacted a corporate income tax rate reduction of 2 percentage points, consisting of a 1 percentage point reduction effective 1 April 2017, and 1 percentage point reduction effective 1 April 2020. As a result, the Group recognised a deferred tax benefit of €50 million during the second half of 2015 to reflect the impact of this change.

P a g e | 136

31 December 2016
€ million
Accounting profit before tax from continuing operations	719

Tax expense at the statutory rate of 20%	144
Taxation of foreign operations, net (A)	(11)
Non-deductible expense items for tax purposes	13
Non-deductible transaction costs (B)	10
Rate and law change benefit, net (B)(C)(D)	(43)
Deferred taxes not recognised	30
Adjustment in respect of prior periods	27
Total provision for income taxes	170
___________________________

(A)
This reflects the benefit, net of income tax contingencies, of having operations outside the UK, which are taxed at lower statutory rates than the statutory UK rate of 20 percent, with the benefit of some income being fully or partially exempt from income taxes due to various operating and financing activities.

(B)	Non-recurring items

(C)
During the second half of 2016, the UK enacted a corporate income tax rate reduction of 1 percentage point effective 1 April 2020. As a result, the Group recognised a deferred tax benefit of €14 million during the second half of 2016 to reflect the impact of this change.

(D)
During the second half of 2016, France enacted a corporate income tax rate reduction from 33.33 percent to 28 percent effective for tax years beginning on or after 1 January 2018. As a result, the Group recognised a deferred tax benefit of €28 million during the second half of 2016 to reflect the impact of this change.

Deferred income taxes
The following table summarises the significant components of the Group’s deferred tax liabilities and assets as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Franchise and other intangible assets	1,980	691	718	697
Property, plant and equipment	318	141	129	130
Financial assets and liabilities	80	86	41	(21)
Net operating loss and other carryforwards	(72)	(5)	(3)	(5)
Employee and retiree benefit accruals	(124)	(95)	(71)	(57)
Tax credit carryforwards, net	(258)	(122)	(130)	(159)
Other, net	50	(8)	(24)	(19)
Net deferred tax liabilities	1,974	688	660	566
Other deferred tax liabilities as at 31 December 2016 include a €27 million liability arising on assets capitalised under IFRS but expensed for tax, and a €22 million liability acquired in the year, related to purchase accounting on earlier transactions in the acquired entity.
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets during the period:

Total, net
€ million
At 31 December 2015	688
Amount charged/credited to income statement (excl effect of tax rate changes)	(53)
Effect of tax rate changes on income statement	(43)
Amounts charged/credited directly to equity	(43)
Acquired through business combinations	1,495
Balance sheet reclassifications	(13)
Effect of movements in foreign exchange	(57)
At 31 December 2016	1,974

P a g e | 137

Unrecognised tax items
The utilisation of tax loss carryforwards and temporary differences for which currently no deferred tax asset is recognised is subject to the achievement of positive income in periods which are beyond the Group’s current business plan and therefore this utilisation is uncertain. In respect of unused tax losses and other carryforwards, deferred tax assets of €356 million, €17 million, €15 million and €14 million have not been recognised, as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively.
As at 31 December 2016, the net tax operating loss carryforwards totalled €1,281 million, of which €13 million expire between 2030 and 2035, €85 million expire in 2036 and the remainder do not expire. As at 31 December 2016, the Group’s foreign tax credit carryforwards totalled €195 million, which expire between 2021 and 2026. As at 31 December 2016, the Group’s other credit carryforwards totalled €63 million, which expire between 2028 and 2031.
The temporary differences associated with investments in subsidiaries for which a deferred tax liability has not been recognised total €2.0 billion. No deferred tax has been provided in respect of these differences as the timing of the reversals can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.
Tax provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. In addition, during the year, the Group evaluated a number of complex tax matters, including those associated with the Merger. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk, the carrying amount of which as at 31 December 2016 is included within other non-current liabilities on the Consolidated Statement of Financial Position.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with and tax matters, it is possible that at some future date, liabilities resulting from audits or litigations could vary significantly from the Group’s provisions.
Note 20
SHARE-BASED PAYMENT PLANS
CCEP has established share-based payment plans that provide for the granting of non-qualified share options and restricted share units, some with performance and/or market conditions, to certain executive and management level employees. The Group believes that these awards better align the interests of its employees with the interests of its shareholders. Similar schemes had been maintained by CCE.
The Group recognises compensation expense equal to the grant-date fair value for all share-based payment awards that are expected to vest. Expense is generally recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award. Grant-date fair value of share-based payment awards for each separately vesting tranche is determined using a Black-Scholes model, unless the awards are subject to market conditions, in which case a binomial-lattice model (e.g., Monte Carlo simulation model) is used. The Monte Carlo simulation model utilises multiple input variables to estimate the probability that market conditions will be achieved.
During the years ended 31 December 2016, 2015 and 2014, compensation expense related to our share-based payment plans totalled €42 million, €39 million and €22 million, respectively.
Share options
Share options (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant; (2) generally vest in three annual tranches over a period of 36 months and (3) expire 10 years from the date of grant. Generally, when options are exercised, new shares will be issued rather than issuing treasury shares, if available. At the time of the Merger, 7,462,690 options to purchase CCE ordinary shares were converted to 9,900,496 options to purchase Company ordinary shares. The number of options, exercise price and grant date fair value were converted to ensure no change in the option holders’ intrinsic values or total cost to exercise. There were no changes made to any option’s vesting schedule and no additional compensation expense was recognised as a result of this conversion. No options were granted during the year ended 31 December 2016 and all options outstanding as at 31 December 2016 were valued and had exercise prices in US Dollars.

P a g e | 138

The following table summarises our share option activity for the periods presented:

	2016		2015		2014
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	8,136	29.17	8,548	24.98	8,527	21.39
Granted	—	—	901	51.73	1,095	43.13
Exercised	(1,347)	14.61	(1,268)	16.84	(1,059)	14.72
Forfeited, expired or cancelled	(12)	32.22	(45)	33.04	(15)	34.96
Adjustment for option conversion	2,658	37.05	n/a	n/a	n/a	n/a
Outstanding at end of year	9,435	23.03	8,136	29.17	8,548	24.98
Options exercisable at end of year	8,701	21.77	6,488	24.45	6,825	20.68
The weighted average share price during the period was US$42.12 (2015: US$46.93 and 2014: US$45.43).
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2016		2015		2014
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
5.00 to 15.00	2,532	2.09	2,171	2.83	3,044	3.15
15.01 to 25.00	3,060	5.01	1,093	3.85	1,328	4.64
25.01 to 40.00	3,843	7.83	4,872	7.85	4,176	8.34
	9,435	5.37	8,136	5.90	8,548	5.92
Restricted Share Units
Restricted share units generally vest upon continued employment for a period of at least 36 months and the attainment of certain market conditions and/or performance targets. Restricted share unit awards entitle the participant to hypothetical dividends, which are paid only if the restricted share units vest, but not voting rights. Unvested restricted share units are restricted as to disposition and subject to forfeiture.
There were 0.4 million, 0.5 million, 0.4 million and 0.5 million unvested restricted share units outstanding with a weighted average grant-date fair value of US$45.76, US$46.58, US$39.72 and US$31.34, as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively.
Additionally, unvested performance share units (PSUs) of 1.4 million, 1.9 million, 1.7 million and 2.2 million with weighted average grant-date fair values of US$45.81, US$43.27, US$38.37 and US$31.25 were outstanding as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively. The PSUs granted in 2013 and 2014 also contained a market condition that adjusted the number of PSUs otherwise earned based on the following year's EPS results. Specifically, the percentage of the target PSUs earned based on EPS growth was adjusted (upward or downward) based on Total Shareholder Return (TSR) performance, as compared to the TSR of the companies in the S&P 500 over the performance period. The 2013 performance share units will pay out at 149 percent of the target award and the 2014 performance share units will pay out at 175 percent of the target award. The 2015 performance share units contained only performance and service conditions and will pay out at 100 percent of the target award. The ultimate vesting of these performance share units is subject to the participant satisfying the remaining service condition of the award.

P a g e | 139

Key Assumptions for Grant-Date Fair Value
The following table summarises the weighted average grant-date fair values per unit and assumptions that were used to estimate the grant-date fair values of the share options granted during the periods presented:

Stock options(A)	2015	2014
Grant-date fair value (US$)	8.50	6.78
Restricted Share Units(A)	2015	2014
Grant-date fair value - service conditions (US$)	50.30	44.18
Grant-date fair value - service and performance conditions (US$)	51.73	n/a
Grant-date fair value - service, performance and market conditions (US$) (B)	49.88	44.51
Assumptions:
Share price on grant date (US$)	51.73	43.13
Dividend yield (%) (C)	2.30	2.60
Expected volatility (%) (D)	22.5	22.5
Risk-free interest rate (%) (E)	1.6	1.6
Expected life (years) (F)	5	5
___________________________

(A)	The Board of Directors approved to move the 2016 annual grant to early 2017.

(B)	The grant-date fair value for these awards was determined using a Monte Carlo simulation model since they are subject to a market condition.

(C)
The dividend yield was calculated by dividing the Group’s annual dividend by its average stock price on the date of grant, taking into consideration our future expectations regarding our dividend yield.

(D)
The expected volatility was determined by using a combination of the historical volatility of our stock, the implied volatility of our exchange-traded options and other factors, such as a comparison to our peer group.

(E)	The risk-free interest rate was based on the US Treasury yield with a term equal to the expected life on the date of grant.

(F)
The expected life was used for options valued by the Black-Scholes model. It was determined by using a combination of actual exercise and post-vesting cancellation history for the types of employees included in the grant population.

Conversions of Share-based Payments
Upon completion of the Merger, each unvested restricted share unit of CCE ordinary shares was converted into a cash payment of US$14.50 and one restricted share unit of Company ordinary shares. The cash payment and restricted share unit both vest concurrently and under the same schedule as the original CCE restricted share unit. These awards do not contain a net settlement feature for employee taxes; therefore, the liability of €21 million for tax withholdings on unvested restricted share units as at the Merger was reclassified into equity. Further, the Group determined that the total fair value of the cash payment and the new restricted share unit immediately after the Merger equalled the fair value of the original restricted share unit immediately prior to the Merger; thus no incremental expense was recognised. As at 31 December 2016, the total accrued portion of the cash payment reclassified from equity and included within accrued compensation was €16 million. Additionally, CCE had a pre-existing deferred share-based payment plan that was terminated in connection with the Merger. This resulted in the plan being converted and reclassified from an equity-settled plan to a cash-settled plan and shortly after the Merger approximately €27 million was distributed to the plan participants.
Note 21
PROVISIONS, CONTINGENCIES AND COMMITMENTS
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When some or all of a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the Consolidated Income Statement, net of any reimbursement.
Asset retirement obligations are estimated at the inception of a lease or contract, for which a liability is recognised. A corresponding asset is also created and depreciated.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

P a g e | 140

The Group is involved in various legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of loss for such contingencies is assessed and accrued as a liability and/or disclosed, as appropriate.
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring Provision	Decommissioning Provision	Other Provisions(A)	Total
	€ million	€ million	€ million	€ million
Balance as at 1 January 2014	34	15	1	50
Charged/(credited) to profit or loss:
Additional provisions recognised	56	3	—	59
Unused amounts reversed	—	(1)	—	(1)
Utilised during the period	(68)	(1)	—	(69)
Translation	1	1	—	2
Balance as at 31 December 2014	23	17	1	41
Charged/(credited) to profit or loss:
Additional provisions recognised	17	1	—	18
Unused amounts reversed	(5)	—	—	(5)
Utilised during the period	(21)	(2)	—	(23)
Other miscellaneous adjustments	—	1	—	1
Translation	5	—	—	5
Balance as at 31 December 2015	19	17	1	37
Acquired - CCIP from the Merger (Note 2)	—	—	10	10
Acquired - CCEG from the Merger (Note 2)	228	—	—	228
Charged/(credited) to profit or loss:
Additional provisions recognised	260	2	1	263
Unused amounts reversed	(6)	—	(3)	(9)
Utilised during the period	(212)	(1)	—	(213)
Other miscellaneous adjustments	—	(5)	—	(5)
Translation	—	(1)	—	(1)
Balance as at 31 December 2016	289	12	9	310
Non-current	70	12	7	89
Current	219	—	2	221
Balance as at 31 December 2016	289	12	9	310
___________________________

(A)	Other provisions primarily relate to property tax assessment provisions and legal reserves and are not considered material to these financial statements.
Restructuring provision
Restructuring provisions are recognised only when the Group has a constructive obligation, which is when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline and the employees affected have been notified of the plan’s main features.
Refer to Note 16 for further details regarding our restructuring programmes, including expected completion date, total costs incurred and expected costs to be incurred.
Decommissioning provisions
Decommissioning liabilities relate to contractual or legal obligations to pay for asset retirement costs. The liabilities represent both the reinstatement obligations when the Group is contractually obligated to pay for the cost of retiring leased buildings and the costs for collection, treatment, reuse, recovery and environmentally sound disposal of cold-drink equipment. Specific to cold-drink equipment obligations, the Group is subject to, and operates in accordance with, the EU Directive on Waste Electrical and Electronic Equipment (WEEE). Under the WEEE Directive, companies that put electrical and electronic equipment (such as cold-drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery and disposal of their own products.

P a g e | 141

The period over which the decommissioning liabilities on leased buildings and cold-drink equipment will be settled ranges from 2 to 11 years and 3 to 13 years, respectively.
Contingencies
Legal proceedings and tax matters
The Group is involved in various legal proceedings and tax matters, and is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of loss for such contingencies is assessed and accrued as a liability and/or disclosed, as appropriate.
Guarantees
In connection with on-going litigation in certain territories, guarantees of €132 million have been issued to the authorities. The Group was required to issue these guarantees to satisfy potential obligations arising from such litigations. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.
Commitments
Commitments beyond 31 December 2016 are disclosed herein but not accrued for within the Consolidated Statement of Financial Position.
Purchase agreements
Total purchase commitments were €1,082 million, €223 million, €298 million and €365 million as at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively. These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. The increase in purchase commitments in 2016 was due to the inclusion of Germany and Iberia. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €85 million as at 31 December 2016.  The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.
Operating lease commitments
The Group leases land, office and warehouse space, computer hardware, machinery and equipment and vehicles under non-cancellable operating lease agreements expiring at various dates through 2027. Some lease agreements contain standard renewal provisions that allow for renewal at rates equivalent to fair market value at the end of the lease term. Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Under lease agreements that contain rent holidays, rent expense is recorded on a straight-line basis over the entire lease term, including the period covered by the rent holiday.
Rent expense under non-cancellable operating lease agreements totalled €92 million, €62 million and €65 million during the years ended 31 December 2016, 31 December 2015 and 31 December 2014, respectively.
The following table summarises the future maturity of the Group’s operating lease obligations as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
Operating lease maturities	€ million	€ million	€ million	€ million
Within one year	89	50	45	61
After one year but not more than five years	165	105	112	163
More than five years	51	57	72	59
Total minimum lease payments (A)	305	212	229	283
_______________________________

(A)	The change is primarily due to new operating lease commitments acquired in the Merger.

P a g e | 142

Note 22
OTHER CURRENT ASSETS
The following table summarises the Group’s other current assets as at the dates presented:

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Prepayments	63	16	20	20
VAT receivables(A)	218	8	10	6
Miscellaneous receivables	81	37	23	28
Assets held for sale	10	—	—	—
Total other current assets	372	61	53	54
___________________________

(A)	The increase in value added taxes (VAT) receivable in 2016 primarily relates to VAT credits to be received by CCEP in Iberia.

Note 23
FINANCIAL RISK MANAGEMENT
Financial risk factors, objectives and policies
The Group’s activities expose it to several financial risks including market risk, credit risk and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create on the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee, through the authority provided to it by the Directors.
Market risk
Market risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices and includes interest rate risk, currency risk and other price risk such as commodity price risk. Market risk affects outstanding borrowings, as well as derivative financial instruments.
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings. To manage interest rate risk, the group maintains a significant proportion of its borrowings at fixed rates. Approximately 77 percent, 95 percent, 96 percent and 97 percent of the Group’s interest-bearing borrowings was comprised of fixed-rate borrowings at 31 December 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively. From 1 January 2014 through 31 December 2016, the Group did not enter into interest rate swap agreements or other such instruments to hedge its interest rate risk.
If interest rates on the Group’s floating-rate debt were adjusted by 1 percent for the years ended 31 December 2016, 31 December 2015 and 31 December 2014, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €15 million, €2 million and €1 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating-rate debt. This estimate does not include the effects of other actions to mitigate this risk or changes in the Group’s financial structure.
Currency exchange rates
The Group’s exposure to the risk of changes in currency exchange rates relates primarily to its operating activities denominated in currencies other than the functional currency, Euro. To manage currency exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, foreign currency forward and option contracts with external third parties are utilised. Typically, up to 80 percent of anticipated cash flow exposures in each major foreign currency for the next calendar year are hedged using a combination of forward and option contracts with third parties. Prior to the Merger, CCE utilised forward and option contracts to hedge the currency exchange risk related to its net investments in foreign subsidiaries. All net investment hedges were settled prior to the Merger. CCEP continues to monitor its exposure to currency exchange rates and execute cash flow and net investment hedges in line with its hedge strategy, as needed, due to volatilities in anticipated cash flow exposures and the functional currencies of certain of its subsidiaries.
The following table demonstrates the sensitivity of the Group’s profit before income taxes and pre-tax equity as a result of changes in the value of outstanding debt instruments due to reasonable movements in the US Dollar against the Euro, with all other variables held constant. Movements in foreign currencies related to the Group’s other financial instruments do not have a material impact on profit before income taxes or pre-tax equity.

P a g e | 143

	Change in currency rate	€ Strengthens Against US$	€ Weakens Against US$
Effect on profit before tax and pre-tax equity	%	€ million	€ million
Year ended 31 December 2016	10	92	(101)
Year ended 31 December 2015	10	127	(139)
Year ended 31 December 2014	10	145	(160)
Commodity price risk
The competitive marketplace in which the Group operates may limit its ability to recover increased costs through higher prices. As such, the Group is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminium, PET (plastic), steel, sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Group to establish the purchase price for certain commodities. Certain suppliers restrict the Group’s ability to hedge prices through supplier agreements. As a result, at times, non-designated commodity hedging programmes are entered into. Typically, up to 80 percent of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties. The Group estimates that a 10 percent change in the market price of these commodities over the current market prices would affect operating profit during the next 12 months by approximately €38 million. This does not take into account the effects of derivative instruments used to manage exposure to this risk or pricing agreements in place.
Credit risk
The Group is exposed to counterparty credit risk on all of its derivative financial instruments. Strict counterparty credit guidelines are maintained and only financial institutions that are investment grade or better are acceptable counterparties. Counterparty credit risk is continuously monitored and numerous counterparties are utilised to minimise exposure to potential defaults. Collateral is not required under these agreements. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative.
Credit is extended in the form of payment terms for trade to customers of the Group, consisting of retailers, wholesalers and other customers, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted. Trade accounts receivable are carried at net realisable value. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Exposure to losses on receivables is monitored, and allowances for potential losses or adjustments are maintained. Allowances are determined by: (1) evaluating the aging of receivables; (2) analysing the history of adjustments; and (3) reviewing high-risk customers. Past due receivable balances are written off when the Group’s efforts have been unsuccessful in collecting the amount due. Credit insurance on a portion of the accounts receivable balance is also carried.
Liquidity risk
Liquidity risk is actively managed to ensure that the Group has sufficient funds to satisfy its commitments. The Group’s sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt and equity securities and bank borrowings. The Group believes its operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund its working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to its shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. Based on information currently available, the Group does not believe it is at significant risk of default by its counterparties.
The Group has amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of ten banks. This credit facility matures in 2021 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of the filing of this report. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2016, the Group had no amounts drawn under this credit facility. CCE previously held a multi-currency credit facility for US$1.0 billion with a syndicate of eight banks, which was terminated prior to the Merger. CCE did not have any amounts drawn on this facility for any period presented in the Consolidated Statement of Financial Position.

P a g e | 144

The table below analyses the Group’s non-derivative financial liabilities and net settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2016
Trade accounts payable	2,418	2,418	—	—	—
Amounts payable to related parties	162	162	—	—	—
Borrowings	6,370	850	750	1,620	3,150
Derivatives	9	8	1	—	—
Total financial liabilities	8,959	3,438	751	1,620	3,150

31 December 2015
Trade accounts payable	1,383	1,383	—	—	—
Amounts payable to related parties	94	94	—	—	—
Borrowings	3,387	235	358	836	1,958
Derivatives	68	47	14	1	6
Total financial liabilities	4,932	1,759	372	837	1,964

31 December 2014
Trade accounts payable	1,442	1,442	—	—	—
Amounts payable to related parties	85	85	—	—	—
Borrowings	3,162	401	566	354	1,841
Derivatives	60	46	7	7	—
Total financial liabilities	4,749	1,974	573	361	1,841

1 January 2014
Trade accounts payable	1,307	1,307	—	—	—
Amounts payable to related parties	106	106	—	—	—
Borrowings	2,812	82	542	354	1,834
Derivatives	64	27	21	16	—
Total financial liabilities	4,289	1,522	563	370	1,834
Capital management
The primary objective of the Group’s capital management is to ensure strong credit rating and appropriate capital ratios are maintained in order to support the Group’s business and maximise shareholder value. The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Standard & Poor’s (S&P), are A3 and BBB+, respectively. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
The capital structure is managed and, as appropriate, adjustments are made in light of changes in economic conditions and the Group’s financial policy. Capital is monitored using a net debt to adjusted EBITDA ratio. Net debt is calculated as being the net of cash and cash equivalents and currency adjusted borrowings. Adjusted EBITDA is calculated as EBITDA, before adding back certain non-recurring expense items such as restructuring charges and out of period mark to market effects. The Group regularly assesses its debt and equity capital levels against its stated policy for capital structure.
Refer to Note 10 for the presentation of fair values for each class of financial assets and financial liabilities, and Note 11, for an outline of how the Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations.

P a g e | 145

Refer to the strategic report included within this Annual Report for disclosure of strategic, commercial and operational risk relevant to the Group.
Note 24
OTHER SIGNIFICANT ACCOUNTING POLICIES
Revenue
Revenue is recognised when all of the following conditions are met: (1) the amount of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to the Group; and (3) the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the goods. For product sales, these conditions generally occur when the products are delivered to or picked up by customers and, in the case of full-service vending, when cash is collected from vending machines. Revenue is stated net of sales discounts and marketing and promotional incentives paid to customers.
Value added taxes are recorded on a net basis (e.g., excluded from revenue) and excise taxes and taxes on packaging are recorded on a gross basis (e.g., included in revenue).
Customer marketing programmes and sales incentives
The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed-upon sales levels or for participating in specific marketing programmes.
Under customer programmes and arrangements that require sales incentives to be paid in advance, the Group amortises the amount paid over the period of benefit or contractual sales volume. When incentives are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume.
Franchisor support arrangements
The Group participates in various funding programmes supported by TCCC or other franchisors whereby it receives funds from the franchisor to support customer marketing programmes or other arrangements that promote the sale of the franchisors’ products. Under these programmes, certain costs incurred by the Group are reimbursed by the franchisor. Payments from TCCC and other franchisors for marketing programmes and other similar arrangements to promote the sale of products are classified as a reduction in cost of sales, unless the presumption that the payment is a reduction in the price of the franchisors’ products can be overcome. Payments for marketing programmes are recognised as product is sold.
Refer to Note 18 for further details about the Group’s transactions with TCCC.
Shipping and handling costs
Shipping and handling costs related to the movement of finished goods from the Group’s manufacturing locations to the Group’s sales distribution centres are included in cost of sales on the Consolidated Income Statement. Shipping and handling costs incurred to move finished goods from sales distribution centres to customer locations are included in selling and distribution expenses on the Consolidated Income Statement. Customers do not pay separately for shipping and handling costs.
Standards issued but not yet effective
The standards and interpretations that are issued (although in some cases not yet adopted by the EU), but not yet effective, up to the date of issuance of these financial statements, are disclosed below. These standards will be adopted, if applicable, when they become effective. The impact the standards will have on the Group’s financial statements is being evaluated.
IFRS 9, “Financial Instruments”
In July 2014, the IASB issued the final version of IFRS 9, “Financial Instruments” that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Early adoption is permitted. Based on a preliminary review performed and taking into consideration the Group's current hedging activities and risk management strategies, the Group believes the adoption of IFRS 9 will not have a material impact on its consolidated financial statements or hedges. The Group will finalise its assessment and impact analysis during 2017.

P a g e | 146

IFRS 15, “Revenue from Contracts with Customers”
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” that establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted. The Group has completed an initial review on areas that might be affected by the new standard. Based on this preliminary review, the Group believes the adoption of IFRS 15 will not have a material impact on its consolidated financial statements. The Group will finalise its assessment and impact analysis during 2017.
IFRS 16, “Leases”
In January 2016, the IASB issued IFRS 16, “Leases”. The new standard supersedes IAS 17 and related interpretations and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 and related interpretations. Accordingly, a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted.
IFRS 2, “Share-based Payments”
In June 2016, the IASB issued the narrow-scope amendments to IFRS 2, “Share-based Payments”. The amendments clarify how to account for certain types of share-based payment transactions including cash-settled share-based payments and share-based payment transactions with a net settlement feature for withholding tax obligations. The amendments also clarify the accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. Companies are required to apply the amendments for annual periods beginning on or after 1 January 2018. Earlier application is permitted.
IAS 7, “Statement of Cash Flows”
In January 2016, the IASB issued an amendment to IAS 7 introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The additional disclosure is information that will allow users to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealised exchange differences. The amendment is effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted. When an entity first applies the amendment, it is not required to provide comparative information in respect of preceding periods.
IAS 12, “Income Taxes”
In January 2016, the IASB issued amendments to clarify the requirements for recognising deferred tax assets on unrealised losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from 1 January 2017.
Note 25
FIRST-TIME ADOPTION OF IFRS
The financial statements presented herein as at and for the year ended 31 December 2016, are the first CCEP has prepared in accordance with IFRS. As described in Note 1, for the periods up to and including the year ended 31 December 2015, CCE, the predecessor of CCEP, prepared its financial statements in accordance with US GAAP.
The financial statements are prepared in accordance with IFRS as at and for the year ended 31 December 2016 together with the CCE comparative period data for the years ended 31 December 2015 and 31 December 2014, as described in other notes. In preparing the financial statements, CCE’s opening statement of financial position was prepared as at 1 January 2014, the date of transition to IFRS (transition date).
IFRS 1 requires full retrospective application of IFRS effective for first-time adopters. However, it provides some voluntary and mandatory exemptions from full retrospective applications. Adjustments as a result of the first-time adoption of IFRS and these exemptions are recognised through retained earnings or other components of equity at the date of transition.

P a g e | 147

Major voluntary exemptions adopted by the Group are as follows:
1) Business combinations
Under IFRS 1, a first-time adopter may elect not to apply IFRS 3 “Business Combination” retrospectively to past business combinations that occurred before the date of transition to IFRS. The Group has elected to apply IFRS 3 prospectively from the date of transition. Accordingly, business combinations completed prior to the transition date have not been restated, thus any goodwill arising from business combinations which took place before the date of transition is recognised at the carrying amount based on US GAAP.
2) Share-based payments
Under IFRS 2, a first-time adopter is encouraged, but not required, to apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the date of transition to IFRS. The Group has elected to apply IFRS 2 to all unvested share-based awards as at the transition date.
3) Cumulative currency translation differences
IFRS 1 permits the cumulative amount of exchange differences on translating non-functional currency operations to be deemed to be zero at the date of transition to IFRS. The Group elected to deem all of cumulative exchange differences on translating non-functional currency operations to be zero at the date of transition to IFRS. The Group also had in place a net investment hedge relevant to the non-functional currency operations which in turn has been deemed to be zero.
4) Employee benefits
The Group elected the exemption in IFRS 1 which permits the cumulative unrecognised actuarial gains and losses related to the retirement benefit plans recorded in retained earnings at the date of transition to IFRS. Accordingly, all unrecognised actuarial gains and losses were recognised in retained earnings at the date of transition to IFRS. In addition, the Group has prospectively elected to report all actuarial gains and losses in other comprehensive income in accordance with IAS 19.
Mandatory exceptions under IFRS 1
IFRS 1 prohibits retrospective application of IFRS: estimates, derecognition of financial assets and financial liabilities, hedge accounting, classification and measurement of financial assets and non-controlling interests. The Group applied the requirements of IFRS on these items prospectively.
Reconciliation of US GAAP to IFRS
Upon transition to IFRS, the Group has adjusted amounts previously reported in its consolidated financial statements prepared in accordance with US GAAP.
The effects of the transition from US GAAP to IFRS on CCE’s financial position, results of operations and cash flows are stated in the following reconciliations and their notes. The transition from US GAAP to IFRS did not have a material impact on CCE’s statement of cash flows.

P a g e | 148

Reconciliation of equity as at 31 December 2015

	US GAAP		IFRS
	31 December 2015(A)	31 December 2015(B)	Presentation reclassifications(C)	IFRS adjustments		31 December 2015
US GAAP line items	US$ million	€ million	€ million	€ million		€ million	IFRS line items
ASSETS							ASSETS
Non-current:							Non-current:
Franchise intangible assets, net	3,383	3,115	13	74	(G)	3,202	Intangible assets
Goodwill	88	81	—	—		81	Goodwill
Property, plant, and equipment, net	1,920	1,766	—	(74)	(G)	1,692	Property, plant and equipment
Other non-current assets	174	162	(80)	(47)	(D) (K)	35	Other non-current assets
-	—	—	22	—		22	Non-current derivative assets
-	—	—	45	36	(H) (I)	81	Deferred tax assets
Total non-current assets	5,565	5,124	—	(11)		5,113	Total non-current assets
Current:							Current:
Inventories	336	311	—	60	(D)	371	Inventories
Amounts receivable from TCCC	56	52	—	—		52	Amounts receivable from related parties
Trade accounts receivable, less allowances	1,314	1,210	—	—		1,210	Trade accounts receivable
Cash and cash equivalents	170	156	—	—		156	Cash and cash equivalents
Other current assets	170	152	(34)	(57)	(D) (H)	61	Other current assets
-	—	—	20	—		20	Current derivative assets
-	—	—	14	(1)	(F)	13	Current tax assets
Total current assets	2,046	1,881	—	2		1,883	Total current assets
Total assets	7,611	7,005	—	(9)		6,996	Total assets
LIABILITIES							LIABILITIES
Non-current:							Non-current:
Debt, less current portion	3,407	3,136	—	(14)	(K)	3,122	Borrowings, less current portion
Non-current deferred income tax liabilities	854	784	—	(15)	(H) (I)	769	Deferred tax liabilities
Other non-current liabilities	236	215	(167)	—		48	Other non-current liabilities
-	—	—	129	13	(L)	142	Employee benefit liabilities
-	—	—	17	—		17	Non-current provisions
-	—	—	21	—		21	Non-current derivative liabilities
Total non-current liabilities	4,497	4,135	—	(16)		4,119	Total non-current liabilities
Current:							Current:
Current portion of debt	454	418	—	—		418	Current portion of borrowings
Amounts payable to TCCC	102	94	—	—		94	Amounts payable to related parties
Accounts payable and accrued expenses	1,601	1,475	(111)	19	(J) (L)	1,383	Trade and other payables
-	—	—	20	—		20	Current provisions
-	—	—	47	—		47	Current derivative liabilities
-	—	—	44	—		44	Current tax liabilities
Total current liabilities	2,157	1,987	—	19		2,006	Total current liabilities
Total liabilities	6,654	6,122	—	3		6,125	Total liabilities
SHAREHOLDERS’ EQUITY							EQUITY
Common stock	4	3	—	—		3	Share capital
Additional paid-in capital	4,032	2,947	(218)	—		2,729	Share premium
Accumulated other comprehensive loss	(997)	(525)	338	7	(I) (J) (L) (M) (N)	(180)	Other reserves
Common stock in treasury	(4,411)	(3,307)	—	—		(3,307)	Treasury shares
Reinvested earnings	2,329	1,765	(120)	(19)	(F) (I) (J) (L) (M) (N)	1,626	Retained earnings
Total shareholders’ equity	957	883	—	(12)		871	Total equity
Total liabilities and shareholders’ equity	7,611	7,005	—	(9)		6,996	Total equity and liabilities

P a g e | 149

Reconciliation of equity as at 31 December 2014

	US GAAP		IFRS
	31 December 2014(A)	31 December 2014(B)	Presentation reclassifications(C)	IFRS adjustments		31 December 2014
US GAAP line items	US$ million	€ million	€ million	€ million		€ million	IFRS line items
ASSETS							ASSETS
Non-current:							Non-current:
Franchise intangible assets, net	3,641	3,009	13	64	(G)	3,086	Intangible assets
Goodwill	101	84	—	—		84	Goodwill
Property, plant and equipment, net	2,101	1,737	—	(64)	(G)	1,673	Property, plant and equipment
Other non-current assets	240	198	(86)	(45)	(D) (K)	67	Other non-current assets
-	—	—	73	57	(H) (I)	130	Deferred tax assets
Total non-current assets	6,083	5,028	—	12		5,040	Total non-current assets
Current:							Current:
Inventories	388	321	—	53	(D)	374	Inventories
Amounts receivable from TCCC	67	56	—	—		56	Amounts receivable from related parties
Trade accounts receivable, less allowances	1,514	1,252	—	—		1,252	Trade accounts receivable
Cash and cash equivalents	223	184	—	—		184	Cash and cash equivalents
Other current assets	268	222	(91)	(78)	(D) (H)	53	Other current assets
-	—	—	69	(2)	(E)	67	Current derivative assets
-	—	—	22	—		22	Current tax assets
Total current assets	2,460	2,035	—	(27)		2,008	Total current assets
Total assets	8,543	7,063	—	(15)		7,048	Total assets
LIABILITIES							LIABILITIES
Non-current:							Non-current:
Debt, less current portion	3,320	2,745	—	(14)	(K)	2,731	Borrowings, less current portion
Non-current deferred income tax liabilities	977	809	—	(19)	(H) (I)	790	Deferred tax liabilities
Other non-current liabilities	207	170	(135)	—		35	Other non-current liabilities
-	—	—	104	15	(L)	119	Employee benefit liabilities
-	—	—	17	—		17	Non-current provisions
-	—	—	14	—		14	Non-current derivative liabilities
Total non-current liabilities	4,504	3,724	—	(18)		3,706	Total non-current liabilities
Current:							Current:
Current portion of debt	632	523	—	—		523	Current portion of borrowings
Amounts payable to TCCC	104	85	—	—		85	Amounts payable to related parties
Accounts payable and accrued expenses	1,872	1,547	(107)	2	(H) (J) (L)	1,442	Trade and other payables
-	—	—	24	—		24	Current provisions
-	—	—	48	(2)	(E)	46	Current derivative liabilities
-	—	—	35	—		35	Current tax liabilities
Total current liabilities	2,608	2,155	—	—		2,155	Total current liabilities
Total liabilities	7,112	5,879	—	(18)		5,861	Total liabilities
SHAREHOLDERS’ EQUITY							EQUITY
Common stock	3	3	—	—		3	Share capital
Additional paid-in capital	3,958	2,882	(171)	—		2,711	Share premium
Accumulated other comprehensive loss	(714)	(375)	276	5	(I) (J) (L) (M)	(94)	Other reserves
Common stock in treasury	(3,807)	(2,781)	—	—		(2,781)	Treasury shares
Reinvested earnings	1,991	1,455	(105)	(2)	(I) (J) (L) (M)	1,348	Retained earnings
Total shareholders’ equity	1,431	1,184	—	3		1,187	Total equity
Total liabilities and shareholders’ equity	8,543	7,063	—	(15)		7,048	Total equity and liabilities

P a g e | 150

Reconciliation of equity as at 1 January 2014

	US GAAP		IFRS
	1 January 2014(A)	1 January 2014(B)	Presentation reclassifications(C)	IFRS adjustments		1 January 2014
US GAAP line items	US$ million	€ million	€ million	€ million		€ million	IFRS line items
ASSETS							ASSETS
Non-current:							Non-current:
Franchise intangible assets, net	4,004	2,914	14	52	(G)	2,980	Intangible assets
Goodwill	124	90	—	—		90	Goodwill
Property, plant, and equipment, net	2,353	1,712	—	(52)	(G)	1,660	Property, plant and equipment
Other non-current assets	476	346	(208)	(40)	(D) (K)	98	Other non-current assets
-	—	—	5	—		5	Non-current derivative assets
-	—	—	189	27	(H) (I)	216	Deferred tax assets
Total non-current assets	6,957	5,062	—	(13)		5,049	Total non-current assets
Current:							Current:
Inventories	452	329	—	45	(D)	374	Inventories
Amounts receivable from TCCC	89	65	—	—		65	Amounts receivable from related parties
Trade accounts receivable, less allowances	1,515	1,102	—	—		1,102	Trade accounts receivable
Cash and cash equivalents	343	250	—	—		250	Cash and cash equivalents
Other current assets	169	123	(28)	(41)	(D) (H)	54	Other current assets
-	—	—	8	(3)	(E)	5	Current derivative assets
-	—	—	20	—		20	Current tax assets
Total current assets	2,568	1,869	—	1		1,870	Total current assets
Total assets	9,525	6,931	—	(12)		6,919	Total assets
LIABILITIES							LIABILITIES
Non-current:							Non-current:
Debt, less current portion	3,726	2,711	—	(13)	(K)	2,698	Borrowings, less current portion
Non-current deferred income tax liabilities	1,103	803	—	(21)	(H) (I)	782	Deferred tax liabilities
Other non-current liabilities	221	161	(125)	—		36	Other non-current liabilities
-	—	—	73	10	(L)	83	Employee benefit liabilities
-	—	—	15	—		15	Non-current provisions
-	—	—	37	—		37	Non-current derivative liabilities
Total non-current liabilities	5,050	3,675	—	(24)		3,651	Total non-current liabilities
Current:							Current:
Current portion of debt	111	81	—	—		81	Current portion of borrowings
Amounts payable to TCCC	145	106	—	—		106	Amounts payable to related parties
Accounts payable and accrued expenses	1,939	1,410	(114)	11	(H) (J) (L)	1,307	Trade and other payables
-	—	—	35	—		35	Current provisions
-	—	—	30	(3)	(E)	27	Current derivative liabilities
-	—	—	49	—		49	Current tax liabilities
Total current liabilities	2,195	1,597	—	8		1,605	Total current liabilities
Total liabilities	7,245	5,272	—	(16)		5,256	Total liabilities
SHAREHOLDERS’ EQUITY							EQUITY
Common stock	3	3	—	—		3	Share capital
Additional paid-in capital	3,899	2,837	(138)	—		2,699	Share premium
Accumulated other comprehensive loss	(331)	(242)	230	6	(L) (M)	(6)	Other reserves
Common stock in treasury	(2,868)	(2,087)	—	—		(2,087)	Treasury shares
Reinvested earnings	1,577	1,148	(92)	(2)	(I) (J) (L) (M)	1,054	Retained earnings
Total shareholders’ equity	2,280	1,659	—	4		1,663	Total equity
Total liabilities and shareholders’ equity	9,525	6,931	—	(12)		6,919	Total equity and liabilities

P a g e | 151

___________________________

(A)	Historical statement of financial position under US GAAP as at 31 December 2015, 31 December 2014 and 1 January 2014.

(B)
Historical statement of financial position under US GAAP as at 31 December 2015, 31 December 2014 and 1 January 2014 has been translated from US Dollars to Euros at the exchange rate of 0.9206, 0.8266 and 0.7276, respectively, with the exception of equity, which has been translated at historical rates.

(C)	Certain line items of the historical statement of financial position prepared under US GAAP have been reclassified to be presented in conformity with the IFRS financial statement presentation.
The following adjustments represent the differences between US GAAP and IFRS to present CCE’s historical statement of financial position in accordance with IFRS:

(D)
Spare parts - Adjustment reflects a reclassification of €27 million, €22 million and €18 million of spare parts from other current assets to inventories and €33 million, €31 million and €27 million of spare parts from other non-current assets to inventories as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(E)
Cross-currency swaps - Under US GAAP, interest on cross-currency swap agreements is presented on a gross basis. Under IFRS, interest on these instruments is presented on a net basis. This adjustment reduces current derivative assets and liabilities by €2 million and €3 million each as at 31 December 2014 and 1 January 2014, respectively.

(F)
Prepaid taxes - Adjustment reflects a €1 million decrease to current tax assets and a €1 million decrease to retained earnings to remove certain prepaid taxes that are immediately expensed under IFRS as at 31 December 2015.

(G)
Software - Adjustment reflects a reclassification of €74 million, €64 million and €52 million in software from property, plant and equipment to intangible assets as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(H)
Deferred tax assets and liabilities classification - Under US GAAP, deferred tax assets and liabilities must be classified on the statement of financial position as current and noncurrent, consistent with the classification of the related asset or liability. Under IFRS, deferred tax assets and liabilities are classified on the statement of financial position as non-current. This adjustment reflects reclassifications from other current assets of €30 million, €56 million and €23 million as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively, and from trade and other payables of €8 million and €4 million as at 31 December 2014 and 1 January 2014, respectively, to the appropriate deferred tax asset and liability accounts based on the relevant tax jurisdictions in which CCE operates. As a result of these adjustments, deferred tax assets increased by €18 million, €40 million and €7 million and deferred tax liabilities decreased by €12 million, €8 million and €12 million as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(I)
Valuation of deferred taxes - With respect to CCE’s deferred tax position, under IFRS (1) certain of CCE’s historical US GAAP assets and liabilities are not recognised as a temporary difference; (2) deferred taxes on share-based payment awards are valued based on changes in an award's intrinsic value rather than its grant date fair value and (3) deferred taxes on defined benefit pension plans are based on different actuarial valuations than US GAAP. The net impact of these differences results in an increase of €18 million, €17 million and €20 million to deferred tax assets, a decrease of €3 million, €11 million and €9 million to deferred tax liabilities and an increase to retained earnings of €17 million, €24 million and €29 million as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively. Additionally, other reserves increased by €3 million as at 31 December 2015 and 31 December 2014, respectively, as a result of these adjustments.

(J)
Share-based compensation plans - Under US GAAP, share-based payment awards subject to a net settlement arrangement are classified as equity-settled if the amount withheld does not exceed the minimum statutory withholding. Under IFRS, awards with a net settlement arrangement must be bifurcated between equity-settled and cash-settled with the portion of an award withheld for taxes treated as cash-settled. This adjustment reflects an increase to trade and other payables of €21 million, €13 million and €19 million and a decrease to retained earnings of €19 million, €11 million and €19 million, as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively. Additionally, CCE’s share-based payment plans were denominated in US Dollars; therefore, these adjustments resulted in a decrease to other reserves as a result of foreign currency translation of €1 million and €2 million as at 31 December 2015 and 31 December 2014, respectively.

(K)
Borrowing issuance costs - Under US GAAP, borrowing issuance costs are presented on the statement of financial position on a gross basis separate from the underlying instrument; however, under IFRS, these costs are presented on a net basis and reduce the carrying value of the borrowing. This adjustment reflects a reclassification of €14 million, €14 million and €13 million of borrowing issuance costs from other non-current assets to borrowings, less current portion as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(L)
Defined benefit pension plans - With respect to defined benefit pension plans, under US GAAP (1) actuarial gains and losses and prior service cost are initially deferred in equity and subsequently recognised as part of net periodic benefit cost; (2) discount rates are calculated using high-quality corporate bond yields; (3) interest cost is determined using the discount rate; (4) expected return on assets is judgmental and estimated based on asset allocation and expected performance over time and (5) contribution taxes are not included in the calculation of the defined benefit obligation. Under IFRS, (1) actuarial gains and losses are permanently deferred in equity; (2) discount rates are calculated using government bond yields; (3) net interest cost (including return on assets) is based on market yields of high-quality long-term corporate bonds; (4) prior service costs are immediately recognised in net periodic benefit cost and (5) taxes payable by the plan on contributions are included in the calculation of the defined benefit obligation. The net impact of these differences resulted in an increase of €13 million, €15 million and €10 million to employee benefit liabilities, a decrease of €2 million, €3 million and €4 million

P a g e | 152

to trade and other payables, an increase to retained earnings of €10 million, €8 million and €11 million and a decrease to other reserves due to foreign currency translation of €21 million, €19 million and €17 million as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(M)
Equity account reset - As noted above, CCE elected to reset to zero all cumulative currency translation, pension and net investment hedge activity recorded directly within equity as at the transition date. Cumulatively, this resulted in an increase of €23 million to other reserves and a decrease of €23 million to retained earnings for each of the periods presented.

(N)
Option bifurcation - Adjustment reflects an increase to other reserves and a corresponding decrease to retained earnings of €3 million as at 31 December 2015 for the impact of separating the intrinsic value and time value of options designated as hedging instruments.

P a g e | 153

Reconciliation of Statement of Comprehensive Income as reported under US GAAP to IFRS for the year ended 31 December 2015

	US GAAP		IFRS
	31 December 2015(A)	31 December 2015(B)	Presentation reclassifications(C)	IFRS adjustments		31 December 2015
US GAAP line items	US$ million	€ million	€ million	€ million		€ million	IFRS line items
Net sales	7,011	6,329	—	—		6,329	Revenue
Cost of sales	(4,441)	(4,011)	—	(6)	(D)	(4,017)	Cost of sales
Gross profit	2,570	2,318	—	(6)		2,312	Gross profit
Selling, delivery and administrative expenses	(1,704)	(1,538)	1,538	—		—	-
-	—	—	(914)	(5)	(D)	(919)	Selling and distribution expenses
-	—	—	(624)	(10)	(D) (F)	(634)	Administrative expenses
Operating income	866	780	—	(21)		759	Operating profit
Interest expense, net	(118)	(107)	107	—		—	-
-	—	—	22	2	(D)	24	Finance income
-	—	—	(129)	(5)	(D) (E)	(134)	Finance costs
Other non-operating (expense) income	(4)	(5)	—	—		(5)	Non-operating items
Income before income taxes	744	668	—	(24)		644	Profit before taxes
Income tax expense	(148)	(132)	—	1	(G)	(131)	Taxes
Net income	596	536	—	(23)		513	Profit after taxes
Components of other comprehensive income (loss):							Components of other comprehensive income (loss):
-							Items that may be subsequently reclassified to the income statement:
Currency translations							Foreign currency translations
Pretax activity, net	(337)	(185)	—	—		(185)	Pretax activity, net
Tax effect	—	—	—	—		—	Tax effect
Currency translations, net of tax	(337)	(185)	—	—		(185)	Foreign currency translation
Net investment hedges							Net investment hedges
Pretax activity, net	163	131	—	3	(E)	134	Pretax activity, net
Tax effect	(57)	(46)	—	—		(46)	Tax effect
Net investment hedges, net of tax	106	85	—	3		88	Net investment hedges, net of tax
Cash flow hedges							Cash flow hedges
Pretax activity, net	16	16	—	—		16	Pretax activity, net
Tax effect	(5)	(5)	—	—		(5)	Tax effect
Cash flow hedges, net of tax	11	11	—	—		11	Cash flow hedges, net of tax
-							Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments							Pension plan adjustments:
Pretax activity, net	(76)	(74)	—	24	(D)	(50)	Pretax activity, net
Tax effect	13	14	—	(14)	(D)	—	Tax effect
Pension plan adjustments, net of tax	(63)	(60)	—	10		(50)	Pension plan adjustments, net of tax
Other comprehensive income (loss), net of tax	(283)	(149)	—	13		(136)	Other comprehensive loss for the period, net of tax
Comprehensive income	313	387	—	(10)		377	Comprehensive income for the period

P a g e | 154

Reconciliation of Statement of Comprehensive Income as reported under US GAAP to IFRS for the year ended 31 December 2014

	US GAAP		IFRS
	31 December 2014(A)	31 December 2014(B)	Presentation reclassifications(C)	IFRS adjustments		31 December 2014
US GAAP line items	US$ million	€ million	€ million	€ million		€ million	IFRS line items
Net sales	8,264	6,217	—	—		6,217	Revenue
Cost of sales	(5,291)	(3,985)	—	(2)	(D)	(3,987)	Cost of sales
Gross profit	2,973	2,232	—	(2)		2,230	Gross profit
Selling, delivery and administrative expenses	(1,954)	(1,468)	1,468	—		—	-
-	—	—	(942)	(2)	(D)	(944)	Selling and distribution expenses
-	—	—	(534)	(5)	(D) (F)	(539)	Administrative expenses
Operating income	1,019	764	(8)	(9)		747	Operating profit
Interest expense, net	(119)	(90)	90	—		—	-
-	—	—	31	3	(D)	34	Finance income
-	—	—	(121)	(2)	(D)	(123)	Finance costs
Other nonoperating (expense) income	(7)	(8)	8	—		—	Non-operating items
Income before income taxes	893	666	—	(8)		658	Profit before taxes
Income tax expense	(230)	(173)	—	(1)	(G)	(174)	Taxes
Net income	663	493	—	(9)		484	Profit after taxes
Components of other comprehensive income (loss):							Components of other comprehensive income (loss):
-							Items that may be subsequently reclassified to the income statement:
Currency translations							Foreign currency translations
Pretax activity, net	(482)	(206)	—	—		(206)	Pretax activity, net
Tax effect	—	—	—	—		—	Tax effect
Currency translations, net of tax	(482)	(206)	—	—		(206)	Foreign currency translation
Net investment hedges							Net investment hedges
Pretax activity, net	256	194	—	—		194	Pretax activity, net
Tax effect	(90)	(68)	—	—		(68)	Tax effect
Net investment hedges, net of tax	166	126	—	—		126	Net investment hedges, net of tax
Cash flow hedges							Cash flow hedges
Pretax activity, net	(15)	(11)	—	—		(11)	Pretax activity, net
Tax effect	4	3	—	—		3	Tax effect
Cash flow hedges, net of tax	(11)	(8)	—	—		(8)	Cash flow hedges, net of tax
-							Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments							Pension plan adjustments:
Pretax activity, net	(79)	(60)	—	2	(D)	(58)	Pretax activity, net
Tax effect	23	15	—	—		15	Tax effect
Pension plan adjustments, net of tax	(56)	(45)	—	2		(43)	Pension plan adjustments, net of tax
Other comprehensive income (loss), net of tax	(383)	(133)	—	2		(131)	Other comprehensive loss for the period, net of tax
Comprehensive income	280	360	—	(7)		353	Comprehensive income for the period
___________________________

(A)	CCE’s historical Consolidated Statement of Comprehensive Income under US GAAP for the years ended 31 December 2015 and 31 December 2014.

(B)
CCE’s historical Consolidated Statement of Comprehensive Income under US GAAP for the years ended 31 December 2015 and 31 December 2014 has been translated from US Dollars to Euros at the average exchange rate for each respective period.

(C)
Certain line items of CCE’s historical Consolidated Statement of Comprehensive Income prepared under US GAAP have been reclassified to be presented in conformity with its IFRS financial statement presentation.

P a g e | 155

The following adjustments represent the differences identified between US GAAP and IFRS to present CCE’s historical Consolidated Statement of Comprehensive Income in accordance with IFRS:

(D)
Defined benefit pension plans - IFRS differs from US GAAP with respect to the recognition of actuarial gains and losses and prior service costs, the calculation of the discount rate for the defined benefit obligation, the calculation of net interest cost and the recognition of contribution taxes. The impacts of these differences to the statement of income for the year ended 31 December 2015 and for the year ended 31 December 2014 were: (1) an increase to cost of sales of €6 million and €2 million, respectively; (2) an increase to selling and distribution expenses of €5 million and €2 million, respectively; (3) an increase to administrative expenses of €8 million and €3 million, respectively; (4) an increase to finance income of €2 million and €3 million, respectively and (5) an increase to finance costs of €2 million and €2 million, respectively. Additionally, these differences resulted in the following changes to the pension component of other comprehensive income: an increase of €24 million (€10 million net of tax) for the year ended 31 December 2015 and an increase of €2 million for the year ended 31 December 2014.

(E)
Options designated as hedging instruments - Adjustment reflects increases of €3 million to finance costs and the net investment hedge component of other comprehensive income for the impact of separating the intrinsic value and time value of options designated as hedging instruments for the year ended 31 December 2015.

(F)
Share-based compensation plans - Adjustment reflects additional compensation cost of €2 million as a result of separating the share-based payment awards between equity- and cash-settled components under IFRS for both the years ended 31 December 2015 and 31 December 2014.

(G)
Income tax expense - The total changes in CCE’s tax position from the adjustments between US GAAP and IFRS resulted in a decrease to income tax expense of €1 million for the year ended 31 December 2015 and an increase to income tax expense of €1 million for the year ended 31 December 2014.

Note 26
SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD
A dividend of €0.17 per share for the fourth quarter 2016 was authorised by the Company’s Board of Directors in December 2016 and paid on 17 January 2017 resulting in a cash outflow of €82 million.
A dividend of €0.21 per share for the first quarter 2017 was authorised by the Company’s Board of Directors in March 2017 and will be paid on 24 April 2017.
Note 27
GROUP COMPANIES
In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the country of incorporation and the effective percentage of equity owned, as at 31 December 2016 are disclosed below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interest held equals the voting rights held by the Group.

Name	Country of Incorporation	% Equity interest	Registered Address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera Del Loira, 20-22, 2ª Planta - 28042 (Madrid)
Aguas De Santolin, S.A.U.	Spain	100%	C/ Real, s/n- 09246 Quintanaurria (Burgos)
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Monasterio de las huelgas, 7 Pol.ind.Alcalde Caballero 50014(Zaragoza)
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km. 3- 35250 ingenio (Gran Canaria)
Aguas Vilas Del Turbon, S.A.U.	Spain	100%	C/ Monasterio de las huelgas, 7 Pol.ind.Alcalde Caballero 50014(Zaragoza)
Amalgamated Beverages Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
BBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2
Bebidas Gaseosas Del Noroeste, S.A.U. (Begano)	Spain	100%	Avda.Alcalde Alfonso Molina, s/n- 15007 (A Coruña)
Beganet, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 - 08950 (Esplugues de Llobregat)
BH Holdings Lux Commandite SCS	Luxembourg	100%(A)	2 rue des Joncs, L-1818 Howald
BH Holdings Luxembourg SARL	Luxembourg	100%	2 rue des Joncs, L-1818 Howald
BH Luxembourg SARL	Luxembourg	100%	2 rue des Joncs, L-1818 Howald
BH SARL	Luxembourg	100%	2 rue des Joncs, L-1818 Howald
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105 Reykjavík
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Great Britain Limited	United Kingdom	100%(B)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2 rue des Joncs, L-1818 Howald
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Watermanweg 30, 3067 GG Rotterdam, Nederland
Bottling Holdings Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ

P a g e | 156

Name	Country of Incorporation	% Equity interest	Registered Address
Bottling Holdings France SAS	France	100%	9 chemin de Bretagne - 92784 Issy-les-Moulineaux
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245 Berlin
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%	Sandkruger Straße 234, 26133 Oldenburg
Cc Iberian Partners Gestion, S.A.	Spain	100%	C/ Ribera Del Loira, 20-22, 2ª Planta - 28042 (Madrid)
CC Verpackungs GmbH	Germany	100%	Schieferstraße 20, 06126 Halle (Saale)
CCEP Equipment Services Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, 1470 Lørenskog
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87 Haninge
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera Del Loira, 20-22, 2ª Planta - 28042 (Madrid)
Classic Brand (Europe) Limited	Ireland	100%	4th Floor, 25-28 Adelaide Road, Dublin 2
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 - 08950 (Esplugues de Llobregat)
Coca-Cola European Partners Belgium SPRL	Belgium	100%	Chaussée de Mons 1424, 1070 Brussels
Coca-Cola European Partners Deutschland GmbH	Germany	100%	Stralauer Allee 4, 10245 Berlin
Coca-Cola European Partners France SAS	France	100%	9 chemin de Bretagne - 92784 Issy-les-Moulineaux
Coca-Cola European Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings US, Inc.	United States	100%	1209 Orange Street, Wilmington, New Castle, 19801 Delaware
Coca-Cola European Partners Holdings US, LLC	United States	100%	1209 Orange Street, Wilmington, New Castle, 19801 Delaware
Coca-Cola European Partners Iberia, S.L.U.	Spain	100%	C/ Ribera Del Loira, 20-22, 2ª Planta - 28042 (Madrid)
Coca-Cola European Partners Luxembourg SARL	Luxembourg	100%	2 rue des Joncs, L-1818 Howald
Coca-Cola European Partners Nederland B.V.	Netherlands	100%	Watermanweg 30, 3067 GG Rotterdam, Nederland
Coca-Cola European Partners Norge AS	Norway	100%	Robsrudskogen 5, 1470 Lørenskog
Coca-Cola European Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Services Bulgaria EOOD	Bulgaria	100%	48 Sitnyakovo Blvd., Serdika Center, Office Building, Floor 5, 1505 Sofia
Coca-Cola European Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Services SPRL	Belgium	100%(C)	Chaussée de Mons 1424, 1070 Brussels
Coca-Cola European Partners Sverige AB	Sweden	100%	136 87 Haninge
Coca-Cola European Partners US II, LLC	United States	100%	1209 Orange Street, Wilmington, New Castle, 19801 Delaware
Coca-Cola European Partners Ísland ehf.	Iceland	100%	Stuðlaháls 1, 110 Reykjavík
Coca-Cola Immobilier SCI	France	100%	9 chemin de Bretagne - 92784 Issy-les-Moulineaux
Coca-Cola Production SAS	France	100%	Zone D’Entreprises De Bergues - Commune De Socx - 59380 Bergues
Compañia Asturiana De Bebidas Gasesosas, S.A.U. (Asturbega)	Spain	100%	C/ Nava, 18- 3ª (Granda) Siero - 33006 Oviedo
Compañia Castellana De Bebidas Gaseosas, S.L (Casbega)	Spain	100%	C/ Ribera Del Loira, 20-22, 2ª Planta - 28042 (Madrid)
Compañia Levantina De Bebidas Gaseosas, S.A.U. (Colebega)	Spain	100%	Av. Real Monasterio De Sta.María De Poblet,36 - 46930 (Quart De Poblet)
Compañia Norteña De Bebidas Gaseosas, S.A.U. (Norbega)	Spain	100%	C/ Ibaizábal, 57 - 48960 Galdakao (Bizkaia)
Compañia Para La Comunicación De Bebidas Sin Alcohol, S.L.U. (CCBSA)	Spain	100%	C/ Ribera Del Loira, 20-22, 2ª Planta - 28042 (Madrid)
Conversia IT, S.L.U.	Spain	100%	C/ Ribera Del Loira, 20-22, 2ª Planta - 28042 (Madrid)
Developed System Logistics, S.L.U.	Spain	100%	Av.Henry Ford, 25, Manzana 19, Complejo Pq.Ind.Juan Carlos I, 46220 (Picassent) Valencia
GBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2
GBH Luxembourg SARL	Luxembourg	100%	2 rue des Joncs, L-1818 Howald
GH Luxembourg SCS	Luxembourg	100%(A)	2 rue des Joncs, L-1818 Howald
GR Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Herdt Verwaltungs GmbH i.L.	Germany	100%	Karl-Herdt-Weg 100, 63075 Offenbach
Infineo Recyclage SAS	France	49%(D)	Sainte Marie la Blanche - 21200 Dijon
Iparbal, 99 S.L.	Spain	100%	C/ Ibaizábal, 57 - 48960 Galdakao (Bizkaia)
Iparsoft, 2004 S.L.	Spain	100%	C/ Ibaizábal, 57 - 48960 Galdakao (Bizkaia)
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57 - 48960 Galdakao (Bizkaia)
Madrid Ecoplatform, S.L.U.	Spain	100%	C/ Pedro Lara, 8 Pq.Tecnológico de Leganes - 28919 (Leganes)
Peña Umbria, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet, 36 - 46930 (Quart de Poblet)

P a g e | 157

Name	Country of Incorporation	% Equity interest	Registered Address
Refecon Águas S.A.	Portugal	100%	Quinta da Salmoura - 2951-502 Cabanas, Azeitao (Setubal)
Refrescos Envasados Del Sur, S.A.U. (Rendelsur)	Spain	100%	Autovía del Sur A-IV, km.528- 41309 La Rinconada (Sevilla)
Coca-Cola European Partners Portugal Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - 2951-502 Cabanas, Azeitao (Setubal)
Refrige Sgps S.A.	Portugal	100%	Quinta da Salmoura - 2951-502 Cabanas, Azeitao (Setubal)
Roalba, S.A.U.	Spain	100%	C/ Ibaizábal, 57- 48960 Galdakao (Bizkaia)
Solares Y Edificios Norteños, S.A.U.	Spain	100%	C/Ibaizábal, 57 - 48960 Galdakao (Bizkaia)
Svenska Brettbolaget AB	Sweden	19.6%	Grev Turegatan 9, 114 46 Stockholm
WB Investment Ireland 2 Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2
WB Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2
WBH Holdings Luxembourg SCS	Luxembourg	100%	2 Rue Des Joncs, L-1818 Howald
WBH Luxembourg SARL	Luxembourg	100%	2 Rue Des Joncs, L-1818 Howald
WIH UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Wir sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245 Berlin
___________________

(A)	Class A and B shares.

(B)	Including preference shares issued to the Group.

(C)	Class A, B and C shares.

(D)	Class A and B shares. The Group holds 49% of Class B shares.

P a g e | 158

Coca-Cola European Partners plc - Company Financial Statements Statement of Financial Position

		31 December 2016
	Note	€ thousand
ASSETS
Non-current
Investments	4	21,818,126
Non-current derivative assets	5	134,168
Deferred tax asset	6	4,175
Fixed assets		136
Total non-current assets		21,956,605
Current:
Amounts owed by affiliates	7	582,793
Current derivative assets	5	6,491
Trade and other receivables		100
Prepayments		67
Cash		123
Total current assets		589,574
Total assets		22,546,179
LIABILITIES
Non-current:
Amounts owed to affiliates	8	3,243,177
Borrowings, less current portion	9	1,676,311
Total non-current liabilities		4,919,488
Current:
Current portion of borrowings	9	498,866
Amounts owed to affiliates	8	490,909
Trade and other payables		60,247
Provisions		3,211
Total current liabilities		1,053,233
Total liabilities		5,972,721
EQUITY
Share capital	10	4,831
Share premium	10	113,239
Merger reserves	10	8,465,979
Retained earnings	10	7,989,409
Total equity		16,573,458
Total equity and liabilities		22,546,179

The financial statements were approved by the Directors and authorised for issue on 11 April 2017. They were signed on its behalf by:
Damian Gammell
Chief Executive Officer
11 April 2017

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 159

Coca-Cola European Partners plc - Company Financial Statements Statement of Changes in Equity

	Share capital	Share premium	Merger reserves	Retained earnings	Total
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand
Balance as at 4 August 2015	63	-	-	-	63
Issuance of shares at merger	4,760	7,605,098	8,465,979	-	16,075,837
Issuance of new shares	8	-	-	-	8
Share premium reduction	-	(7,500,000)	-	7,500,000	-
Share-based payments	-	8,141	-	-	8,141
Share-based payment reserves	-	-	-	188,170	188,170
Total comprehensive income for the period	-	-	-	383,229	383,229
Dividends	-	-	-	(81,990)	(81,990)
Balance as at 31 December 2016	4,831	113,239	8,465,979	7,989,409	16,573,458

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 160

Notes to the Company Financial Statements
Note 1
AUTHORISATION OF FINANCIAL STATEMENTS AND STATEMENT OF COMPLIANCE WITH FRS 101
The financial statements of Coca-Cola European Partners plc (the Company) for the period from incorporation at 4 August 2015 until 31 December 2016 were authorised for issue by the Board of Directors on 11 April 2017 and the financial statements were signed on the Board’s behalf by Damian Gammell, Chief Executive Officer. Coca-Cola European Partners plc is incorporated and domiciled in England and Wales.
These financial statements were prepared in accordance with Financial Reporting Standard 101 “Reduced Disclosure Framework” (FRS 101) and in accordance with applicable accounting standards. No Income Statement is presented by the Company as permitted by Section 408 of the Companies Act 2006. The profit for the year is €383,229 thousand.
The Company’s financial statements are presented in Euros and all values are rounded to the nearest thousand (€’000) except where otherwise indicated.
The principal accounting policies adopted by the Company are set out in Note 3.
Note 2
BUSINESS COMBINATION
On 28 May 2016, the Company acquired 100 percent of the issued and outstanding shares of CCE, a US publicly listed company, CCIP, a private company and the bottling partner for TCCC for Spain, Portugal and Andorra and CCEG, formerly a wholly-owned subsidiary of TCCC, and TCCC’s strategic bottling partner in Germany. The Merger was consummated to enhance the alignment of the Coca-Cola system to compete more effectively across Western Europe with world-class production, sales, and distribution platforms, and to generate synergies, including supply chain benefits and operating efficiencies.
As at 28 May 2016, each share of CCE common stock issued and outstanding immediately prior to the Merger was cancelled and converted into the right to receive; (1) US$14.50 in cash, without interest and (2) one Company share of common stock. On a fully diluted basis, CCE shareholders received approximately 48 percent of issued Company shares. CCIP and CCEG shareholders received approximately 34 percent and 18 percent, respectively, of the outstanding total Company shares.
Note 3
ACCOUNTING POLICIES
Basis of preparation
The accounting policies which follow set out those policies which apply in preparing the financial statements for the period ended 31 December 2016. The Company has taken advantage of the following disclosure exemptions under FRS 101:
(a) The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 "Share-based Payment";
(b) The requirements of paragraphs 62, B64(d), B64(e), B64(g), B64(h), B64(j) to B64(m), B64(n)(ii), B64 (o)(ii), B64(p), B64(q)(ii), B66 and B67of IFRS 3 “Business Combinations”;
(c) the requirements of paragraph 33 (c) of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”;
(d) the requirements of IFRS 7 “Financial Instruments: Disclosures”;
(e) the requirements of paragraphs 91-99 of IFRS 13 “Fair Value Measurement”;
(f) the requirement in paragraph 38 of IAS 1 “Presentation of Financial Statements” to present comparative information in respect of:
(i) paragraph 79(a)(iv) of IAS 1;
(ii) paragraph 73(e) of IAS 16 “Property, Plant and Equipment”;
(iii) paragraph 118(e) of IAS 38 “Intangible Assets”;
(iv) paragraphs 76 and 79(d) of IAS 40 “Investment Property”;
(g) the requirements of paragraphs 10(d), 10(f), 39(c) and 134-136 of IAS 1;
(h) the requirements of IAS 7 “Statement of Cash Flows”;
(i) the requirements of paragraphs 30 and 31 of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”;
(j) the requirements of paragraph 17 of IAS 24 “Related Party Disclosures”;
(k) the requirements in IAS 24 to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member; and
(l) the requirements of paragraphs 134(d)-134(f) and 135(c)-135(e) of IAS 36 “Impairment of Assets”.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 161

Significant accounting policies
a) Change in functional currency
The Company was re-registered as a public limited company on 4 May 2016 and for the purpose of re-registration the Company issued financial statements as of 25 April 2016. The Company also issued its initial accounts at 1 July 2016 before its first dividend distribution. At the time, the appropriate functional currency of the entity was determined to be British Pound. However, management reassessed the functional currency, as circumstances have changed, and concluded that the functional currency of the Company should be Euros as the most significant cash outflows, such as dividends to shareholders and servicing of third party debt, are expected to be paid in Euros.
b) Foreign currency translation
Transactions and balances
Transactions in foreign currencies are initially recorded in the entity’s functional currency by applying the spot exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the period end date. All differences are taken to the Income Statement.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.
c) Investments
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists the Company makes an estimate of the asset’s recoverable amount in order to determine the extent of the impairment loss. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Impairment losses on continuing operations are recognised in the Income Statement in those expense categories consistent with the function of the impaired asset.
For assets where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined, net of depreciation, had no impairment losses been recognised for the asset or cash generating unit in prior years.  A reversal of impairment loss is recognised immediately in the Income Statement, unless the asset is carried at a revalued amount when it is treated as a revaluation increase.
d) Share-based payments
The Company has established share-based payments plans that provide for the granting of non-qualified share options and restricted share units to certain executive and management level employees that are employed at its subsidiaries. The Company accounts for its share-based payments by applying IFRS 2 “Share-based Payment” and IFRIC 11 - IFRS 2 “Group and Treasury Share Transactions”. The Company incurs an obligation to settle the transactions with the respective employees where a subsidiary receives the services. The transactions are classified as equity-settled because they are settled in equity instruments of the Company.
The Company recharges subsidiaries for the equity it provides to their respective employees. Therefore, the Company accounts for share-based payments by recording an investment in subsidiary against corresponding increase to equity.
e) Financial Instruments
i) Financial assets
Initial recognition and measurement
Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.
All financial assets are recognised initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.
The Company’s financial assets include cash and short-term deposits, trade and other receivables, loan notes, and derivative financial instruments.
Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follows:

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 162

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. The Company has not designated any financial assets upon initial recognition as at fair value through profit or loss.
Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.
Financial assets at fair value through profit and loss are carried in the Statement of Financial Position at fair value with changes in fair value recognised in finance revenue or finance expense in the Income Statement.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognised at fair value and subsequently measured at amortised cost using the effective interest (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance revenue in the Income Statement. Losses arising from impairment are recognised in the Income Statement in other operating expenses.
ii) Financial liabilities
Initial recognition and measurement
Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.
Subsequent measurement
The measurement of financial liabilities depends on their classification as follows:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.
Interest bearing loans and borrowings
Obligations for loans and borrowings are recognised when the Company becomes party to the related contracts and are measured initially at the fair value of consideration received less directly attributable transaction costs.
After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.
Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in finance revenue and finance cost.
iii) Derivative financial instruments and hedging
The Company utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk and interest rate risk. All derivative financial instruments are recorded at fair value on the Statement of Financial Position. The Company does not use derivative financial instruments for trading or speculative purposes.
f) Trade and other payables
These amounts represent liabilities for goods and services provided prior to the end of period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, as needed.
g) Cash at bank and in hand
Cash and cash equivalents in the Statement of Financial Position comprises of cash at banks.
h) Income taxes
Income tax is determined by using the comprehensive balance sheet method of accounting for income taxes which recognises current and future tax consequences of transactions and events, and future tax consequences of future recovery or settlement of the carrying amount of assets and liabilities.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 163

Current Income Tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be paid to or recovered from taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company and/or its subsidiaries operate. Current income tax relating to items recognised directly in equity is not recognised in the Income Statement. The Company periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establish provisions where appropriate.
Deferred Tax
Deferred tax is determined by identifying the temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
In respect of taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled by the Company and/or its subsidiaries and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
In respect of deductible temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Note 4
INVESTMENTS

31 December 2016
€ thousand
Balance at 4 August 2015	-
Investments acquired at merger	21,737,467
Subsequent investment in subsidiaries	60,000
Capitalised share-based payments	20,659
Balance at 31 December 2016	21,818,126
The investments in subsidiaries represent the Company’s investment in the businesses of CCE, CCIP and CCEG. Investments in subsidiaries are shown at cost less provision for impairment. Management performed an impairment assessment of the investments in subsidiaries balance and concluded that the carrying value of the investments does not exceed the recoverable amount. As a result, no impairment charge has been recorded.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 164

Note 5
DERIVATIVE ASSETS

31 December 2016
€ thousand
Non-current derivative assets:
Foreign currency contracts	134,168
Total non-current derivative assets	134,168
Current derivative assets:
Foreign currency contracts	6,491
Total current derivative assets	6,491
Total derivative assets	140,659
The Company uses cash flow hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with certain forecasted transactions including the receipt of interest and principal on intercompany loans denominated in non-functional currencies and the payment of interest and principal on debt issuances in non-functional currencies. The derivative instruments are classified as level 2.
As at 31 December 2016, the Company has entered into an intercompany hedge with Coca-Cola European Partners US LLC with a nominal value of €1.8 billion and a third party hedge with a nominal value of US$1.1 billion.
Note 6
DEFERRED TAXES

31 December 2016
€ thousand
Deferred tax on foreign currency contracts	4,175
Total deferred tax	4,175
Note 7
AMOUNTS OWED BY AFFILIATES

31 December 2016
€ thousand
Amounts owed by affiliates:
Loans	496,164
Cash pool receivables	49,972
Trade receivables	36,385
Other	272
Total amounts owed by affiliates	582,793
Affiliates represent other companies from the Coca-Cola European Partners group (CCEP).

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 165

Note 8
AMOUNTS OWED TO AFFILIATES

31 December 2016
€ thousand
Non-current amounts owed to affiliates:
Borrowings	3,243,177
Total non-current amounts owed to affiliates	3,243,177
Current amounts owed to affiliates:
Borrowings	476,992
Interest payables	12,512
Other	1,405
Total current amounts owed to affiliates	490,909
Total amounts owed to affiliates	3,734,086
Affiliates represent other companies from CCEP.
Note 9
BORROWINGS

31 December 2016
€ thousand
Non-current borrowings:
Bank notes	1,676,311
Total non-current borrowings	1,676,311
Current borrowings:
Bank notes	498,866
Total current borrowings	498,866
Total borrowings	2,175,177
The borrowings represent Eurobond notes due between November 2017 and May 2028 with rates from 0.75 percent to 1.75 percent. The principal amounts are €1.7 billion non-current and €0.5 billion current. The notes are stated net of unamortised financing fees of €23 million. There are more details in Note 12 of the consolidated financial statements.
Note 10
EQUITY
Share capital
The Company is authorised to issue 643,098,494 ordinary shares and has 483,076,396 shares outstanding as at 31 December 2016 with nominal value of €0.01 per share, or in total €6,431 thousand. Shares issued have one voting right each and no restrictions related to dividends or return of capital.
Immediately prior to the Merger on 28 May 2016, there were 228,244,244 shares of US$0.01 par value of CCE ordinary shares issued and fully paid, which included net issuances of 908,456 related to share-based payment awards from 1 January 2016 through 27 May 2016. In connection with the Merger, as described in Note 2, all CCE shares were cancelled and replaced with ordinary shares of the Company. Additionally, the Company issued 166,128,987 and 87,950,640 ordinary shares to Olive Partners and European Refreshments (a wholly owned subsidiary of TCCC), respectively, as consideration to acquire their bottling operations. Subsequent to the Merger, the Group issued an additional 752,525 shares related to share-based payment awards.
Share premium
The balance in share premium as at 31 December 2016 represents the excess over nominal value of €0.01 for the 228,244,244 shares issued to CCE shareholders on 28 May 2016 based on the adjusted closing stock price of CCE ordinary shares of €33.33 at the time of the Merger. The balance also includes €8,141 million excess over nominal value of share-based payments given during the period until 31 December 2016.
On 22 June 2016 the Company received an approval from the UK High Court of Justice to convert €7.5 billion of its undistributable profits into distributable profits. This resulted in the reduction to the share premium account of €7.5 billion and a corresponding increase to retained earnings.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 166

Merger reserves
The Company determined that the consideration transferred to acquire CCIP and CCEG qualified for merger relief under the Companies Act of 2006; therefore, the excess consideration transferred over par is excluded from share premium. The cumulative balance of €8.5 billion includes the consideration transferred in excess of nominal value of €0.01 for CCIP and CCEG of €5.5 billion and €2.9 billion, respectively.
Retained earnings
The balance in retained earnings represents the €7.5 billion from the share premium reduction, combined with the result for the period and the share-based payment reserve.
Note 11
CONTINGENT LIABILITIES
As at 31 December 2016 the Company does not have any contingent liabilities.
Note 12
AUDITORS REMUNERATION
Refer to Note 16 of the consolidated financial statements for details of the remuneration of the Company’s auditor on a group basis.
Note 13
DIRECTORS REMUNERATION
Refer to the Directors Remuneration Report for details of the remuneration of the Company’s Directors on a group basis.
Note 14
EMPLOYEE NUMBERS AND COSTS
Refer to Note 16 of the consolidated financial statements for details of employee numbers and costs on a group basis.
Note 15
SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD
A dividend of €0.17 per share for the fourth quarter 2016 was authorised by the Company’s Board of Directors in December 2016 and paid on 17 January 2017 resulting in a cash outflow of €82 million.
A dividend of €0.21 per share for the first quarter 2017 was authorised by the Company’s Board of Directors in March 2017 and will be paid on 24 April 2017.

This page does not form part of Coca-Cola European Partners plc Annual Report on Form 20-F for the year ended 31 December 2016 as filed with the SEC.

P a g e | 167

Other Group Information
Shareholder Information
The Company was incorporated in England and Wales on 4 August 2015, as a private company under the Companies Act 2006. On 4 May 2016, the Company was re-registered as a public company limited by shares and changed its name from Coca-Cola European Partners Limited to Coca-Cola European Partners plc. The Company is registered at Companies House, Cardiff, under company number 09717350. The business address for directors and senior management is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ. The main switchboard telephone number is 01895 231313
The Company was formed through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners and Coca-Cola Erfrischungsgetränke GmbH.
The Company is resident in the UK for tax purposes and its primary objective is to sell, make and distribute ready to drink beverages.
Annual General Meeting
The Company’s first Annual General Meeting will be held at 2 p.m. at 30 Portman Square, London, W1H 7BH on 22 June 2017. Registered shareholders will be sent a Notice of Annual General meeting or notice of availability of the Notice of Annual General Meeting closer to the time of the meeting.
Investor calendar

Ex-dividend date for interim Q1 dividend (US)	6 April 2017
Ex-dividend date for interim Q1 dividend (Europe)	7 April 2017
Record date for interim Q1 dividend	10 April 2017
Interim Q1 dividend payment date	24 April 2017
Expected ex-dividend date for Q2 interim dividend (US)	18 May 2017
Expected ex-dividend date for Q2 interim dividend (Europe)	19 May 2017
Expected record date for interim Q2 dividend	22 May 2017
Expected interim Q2 dividend payment date	5 June 2017
AGM	22 June 2017
Expected ex-dividend date for interim Q3 dividend (US)	24 August 2017
Expected ex-dividend date for interim Q3 dividend (Europe)	25 August 2017
Expected record date for interim Q3 dividend	28 August 2017
Expected interim Q3 dividend payment date	11 September 2017
Expected ex-dividend date for interim Q4 dividend (US)	16 November 2017
Expected ex-dividend date for interim Q4 dividend (Europe)	17 November 2017
Expected record date for interim Q4 dividend	20 November 2017
Expected interim Q4 dividend payment date	4 December 2017
Directors and senior management
Biographies of the Board of Directors are set out on pages 38 to 45. Sol Daurella and Alfonso Líbano Daurella are first cousins. Set out below are the biographies of those members of senior management who do not also serve on the Board of Directors. Other than Peter Brickley who joined the Group in November 2016 and Nick Wall who joined in September 2016, they joined the Group before 28 May 2016.
Nik Jhangiani (Chief Financial Officer)
Nik has more than 20 years of finance experience, including 11 years within the Coca-Cola system. Prior to his current role, he became Senior Vice President and CFO for CCE in November 2013, after joining CCE in September 2012. Nik started working at TCCC as International Audit Manager in Atlanta in September 1998 before he became Director of Corporate Audit for the newly-formed Coca-Cola Hellenic Bottling Company in Vienna, Austria. In 2002, Nik was appointed Corporate Controller and became CFO in 2004. In 2007, Nik took on the additional responsibility of Director of Strategy. In 1988, Nik started his career in New York at accountancy firm Deloitte & Touche before spending two years at Bristol-Myers Squibb as International Senior Internal Auditor. He moved to join the Colgate-Palmolive Company in New York in 1994 and was appointed as Group Financial Director for the Nigerian operations in 1995, before moving to TCCC in Atlanta in September 1998. In 2010, Nik’s work was recognised when he won CFO of the year for his work as CFO at Bharti Enterprises in New Dehli, India. Nik is a Certified Public Accountant from the State of New York and received his degree in accounting and economics from Rutgers University.

P a g e | 168

Ron Lewis (Chief Supply Chain Officer)
Ron leads the end-to-end supply chain for CCEP across its 13 countries. Ron is an experienced supply chain leader within the Coca-Cola system. He has served as Senior Vice President, Supply Chain of CCE, and Vice President, Procurement and Chief Procurement Officer, for TCCC, where he was responsible for stewarding in excess of $38 billion in external spending. Previously, he led 7,000 employees across the Southeast Region in the US as Senior Vice President for Coca-Cola Refreshments and, before that, held the role of Vice President and Chief Procurement Officer for CCE. Ron has also served as Director of ZICO (a coconut water beverage company), Southeastern Container (a plastic bottle manufacturing company), Coca-Cola Supply and Coca-Cola Bottlers Sales & Service. Before starting his career with Coca-Cola he worked for Mars Inc and Cargill Inc. Ron has represented Coca-Cola in the US on the board of the Georgia Chamber of Commerce and served as a director on the board of the C5 Georgia Youth Foundation - a non-profit organisation that supports and inspires young people with potential from underprivileged backgrounds. He received a BSc in Chemical Engineering from Montana State University and a Master of Business Administration from the JL Kellogg Graduate School of Management at Northwestern University.
Clare Wardle (General Counsel & Company Secretary)
Clare was appointed as General Counsel & Company Secretary at CCEP in May 2016. She has considerable international experience in risk, governance, competition and compliance. Between 2010 and May 2016, Clare has played a leading role in many development and expansion projects as Group General Counsel at Kingfisher - Europe’s largest home improvement retail group. During her time at the FTSE 100 company, she launched the hugely successful Kingfisher Women’s Network, which has seen an increase of senior women within the business. Clare was previously Commercial Director and General Counsel & Company Secretary for Tube Lines, where she played a key part in a broad range of functions including planning and strategy, procurement, stakeholder relationships and cost and control processes. Between 1996 and 2008, Clare held senior roles in the Royal Mail Group, including Head of Legal Services for Post Office Ltd. She began her career as a barrister with multinational law firm Lovells. Clare serves as chairman of Basketball England and is a Non-executive Director of Lee/Fitzgerald Architects and Modern Pentathlon GB. Additionally, she is a member of the GC100 committee - the voice of General Counsel and Company Secretaries working in FTSE 100 Companies. In addition to her many legal qualifications, Clare is also an accredited mediator and chartered secretary.
Lauren Sayeski (Chief Public Affairs and Communications Officer)
Lauren leads CCEP’s strategic engagement with media, policymakers, civil society and community stakeholders. She has worked for Coca-Cola for over 12 years in roles across the spectrum of public affairs and communications. She has served on transaction teams for the 2010 sale of CCE’s North American operations to TCCC and, most recently, on the merger to create CCEP. In her previous role as Vice-President of Stakeholder Engagement and External Communication of CCE, Lauren was responsible for the Company’s corporate responsibility and sustainability, stakeholder engagement and media relations strategy. Prior to this, she was Director of Leadership and Internal Communications for CCE. Lauren began her career in marketing communications, serving clients such as DuPont, InterContinental Hotels Group and the American Cancer Society. She holds a Bachelor of Arts in English and a minor in Political Science from Emory University in Atlanta, Georgia, including studies at the University of Oxford, England.
Peter Brickley (Chief Information Officer)
Peter leads the business solutions, support services and technology infrastructure that CCEP needs to deliver growth. That includes steering CCEP’s investments in technology solutions to enhance our customer service and delivery in the marketplace. His leadership of IT also supports key business process changes and the integration of our digital workplace, to ensure our employees are connected and can collaborate effectively from any location. Peter joined CCEP in November 2016, bringing with him more than two decades of experience leading technology for global businesses, including Heineken, Centrica and BAT. Most recently, he was Global CIO and Managing Director of Global Business Services at SABMiller with responsibility for more than 1,500 employees. Peter is also non-executive chairman of Newbury Building Society. He holds a degree in Engineering Science from Warwick University in Great Britain.
Victor Rufart (Chief Strategy Officer)
Victor was appointed Chief Strategy Officer in October 2016. He also leads the offices of Integration Management and Business Transformation, following the merger. Before he joined CCIP as CEO in June 2013, Victor spent 25 years at Cobega.There, he led the transformation of the Cobega business model to secure business growth and achieved operational excellence in an environment of economic crisis. His previous role at Cobega was Director of New Business, which included acquiring and structuring the bottled mineral water business and the redefinition of the Nespresso coffee capsule business (Nestle Group). Before that, Victor headed up the Finance Department, where he spearheaded a first integration of bottlers in the Group’s areas of influence. He also served as an advisor in the constitution of the Equatorial Coca-Cola Bottling Company - a joint venture with TCCC in the West Africa Region markets. His career at Cobega began in 1988 when he joined as member of the tax department. Over the following years he rose to the position of Head of Tax Planning. Victor has a Degree in Business Administration from Barcelona University, specialising in Fiscal Studies and General Management.

P a g e | 169

Nick Wall (Chief Human Resources Officer)
As the leader of our HR function, Nick is instrumental in establishing our new company, developing our employees and creating a culture for growth. Nick brings deep expertise in both HR and within Coca-Cola, where he has worked for 30 years across more than 60 countries. Nick was most recently Senior Vice President of HR for TCCC’s Bottling Investment Group, which includes more than 80,000 employees in 20 countries around the world. Nick started his Coca-Cola career in Ireland and has since worked for TCCC in HR leadership roles in bottling, concentrate operations, business units and corporate office, during assignments in London, Vienna, Istanbul, Atlanta and Southern Africa. Prior to joining Coca-Cola, he was with Pfizer Inc, in Ireland. Nick holds a master’s degree in Coaching and Change from HEC Paris and INSEAD Paris and a degree in Social Sciences from University College Cork, Ireland.
Francesc Cosano (General Manager, Iberian Business Unit)
Francesc leads CCEP’s business in Spain, Portugal and Andorra. He was previously Managing Director of CCIP, and before being appointed as GM of CCEP, Francesc was CCIP’s Operation Director for two and a half years. He has been part of the Coca-Cola system since 1988. He began his career at Cobega as Key Account Manager, moving on to a number of sales management positions between 1988 and 1995. Francesc then left the Coca-Cola system for a brief period to become Regional Director for the Leche Pascual, S.A. group, a well-known company in the Spanish dairy sector. He has also worked in Anglo Española de Distribución, S.A., which was a subsidiary of the international Group DIAGEO, an alcoholic beverage distributor. He then returned to Cobega, first as Sales Director and later as Deputy GM, having led the business strategies that improved Cobega’s sales, industrial operations and customer service. His broad experience and knowledge of the Coca Cola system, as well as his achievement as Operations Director of CCIP, give him an integral vision of the group’s business and a broad knowledge of the market. Francesc has a Business Administration Degree and Masters in Business Administration from IESE.
Leendert den Hollander (General Manager, Great Britain Business Unit)
Leendert is responsible for CCEP’s Business Unit in Great Britain. He was appointed Vice President & GM of CCE Great Britain in May 2014. Prior to joining CCE, he served as the CEO of Young’s Seafood from 2011 to 2014. Leendert served as Managing Director from 2010 to 2011 and Chief Marketing Officer from 2009 to 2011 at Findus Group Ltd. Earlier in his career, Leendert spent 15 years at Procter & Gamble in senior marketing positions where he worked across multiple well-known brands at country, regional and global levels, including leading its Global Household Cleaners business. Leendert is Vice President of the British Soft Drinks Association and a member of the Leadership Council of the Institute of Grocery Distribution. A native to the Netherlands, Leendert was educated at Erasmus University, Rotterdam.
Ben Lambrecht (General Manager, France Business Unit)
Ben has been working with the Coca-Cola system for more than 20 years, holding various leadership positions with both TCCC and bottling operations in several countries. Ben took up the positions of Vice President & GM France with CCEP in September 2013. Prior to this appointment, Ben led the Belgium, Netherlands and Luxembourg Business Unit as GM from 2010 to 2013, after holding various Vice President positions in the Belgian and British leadership teams in Field Sales, Logistics and Sales & Marketing. By working in different divisions and managing people from different cultures across our business, Ben believes in the value of a collaborative and inclusive management, as well as diversity in driving business value growth. Prior to joining the Coca-Cola system in 1993, Ben’s career began at KPMG, followed by several years in other companies (among which Biscuits Delacre), the very start of his strong customer focus. Outside CCEP, Ben holds several board seats, notably at the French Soft Drinks Association (Boissons Rafraîchissantes de France) and at the French Food Association (Association Nationale de l’Industrie Alimentaire). Ben graduated with a Masters in Economic Sciences from the University of Antwerp, Belguim, and an Advanced Management Programme at INSEAD, France.
Frank Molthan (General Manager, Germany Business Unit)
With almost 30 years’ experience in Germany’s Coca-Cola system, and holding a range of regional and commercial leadership roles, Frank has a track record of delivering consistently strong results. Frank’s most recent role was as HR Director for CCEG, successfully leading the organisation through a period of change. Prior to his HR leadership, Frank was appointed the German Business Unit’s Director of Sales and Marketing in 2009, where his guidance delivered high levels of growth and strong customer service. Frank joined Coca-Cola bottling operations in Schleswig-Holstein and North Rhine-Westphalia in 1988, before moving to CCEG in 1997. Here, he took over management roles in sales and marketing. Frank’s promotion to Region Manager South in 2000 was followed by his appointment as Sales Director for the Away-from-Home-Market in 2002. In April 2004, he was appointed Managing Director of Coca-Cola Deutschland Verkauf GmbH and co. KG, a subsidiary of Coca-Cola in Germany. Frank did a two year apprenticeship and formal education certificate programme with Volksbank in banking and worked another two years for this bank before joining the Coca-Cola system in 1988.

P a g e | 170

Stephen Moorhouse (General Manager, Northern Europe Business Unit)
Stephen serves as the GM of the Northern Europe Business Unit. He has been with the Coca-Cola system for over 14 years, leading operations and supply chain. Stephen has been in charge of the business in Belgium, Luxembourg, the Netherlands, Sweden and Norway since his appointment as GM of CCE Northern Europe Business Unit, in September 2013. In addition, he took over the responsibility for Iceland when it joined CCEP in July 2016. Between early 2007 and August 2013, Stephen was General Manager & Vice President Supply Chain leading CCE’s Supply Chain, a fully functioning business unit, covering Great Britain, France, Belgium, Luxembourg, the Netherlands, Norway and Sweden. Other previous roles include Vice President European Operations - European Supply Chain, Vice President Supply Chain GB and Operations Director GB. Prior to joining CCE, he worked overseas from 1989 to 2000 with the Swire Group, including nine years with the Coca-Cola bottler in Asia (Hong Kong, Taiwan and China) and the US (Salt Lake City), and three years in the shipping industry in Asia/Pacific (Singapore, Papua New Guinea). Stephen received a BA in Theology at Oxford University and an Executive MBA from INSEAD, France. He also attended the Advanced Management Programme at Harvard Business School.
Scott Bourgeois (Chief Accounting Officer and Group Controller)
Scott was appointed Chief Accounting Officer and Group Controller on 1 July 2016. He has been in the Coca-Cola system for over 12 years and most recently served as Vice President, Chief Audit Executive for Coca-Cola Enterprises, Inc. (CCE) from 2013. Scott began his career in public accounting and worked in the assurance practices at Arthur Andersen LLP and Ernst and Young LLP prior to joining the controller’s group at Delta Air Lines, Inc. in 2003. Scott joined CCE in 2004 as a member of the controller’s group and served as CCE’s Director, Financial Reporting and Technical Accounting from 2010 to 2013. Scott was a key finance member for two large transformational transactions in the Coca-Cola system including the 2010 sale of CCE’s North American operations to TCCC and, most recently, the merger to create CCEP. He earned his accounting degree from Oglethorpe University in Atlanta, Georgia and is a Certified Public Accountant (CPA) and Chartered Global Management Accountant (CGMA). He recently completed a three-year term as a member of the Center for Audit Quality’s (CAQ) SEC Regulations Committee and was previously a three-year Honorary Board Member for the Special Olympics of Georgia.
Director and Senior Management Interest in Shares
Other than Sol Daurella, Alfonso Líbano Daurella, and José Ignacio Comenge Sánchez-Real, who owned 6.7 percent (32,312,263 shares), 1.3 percent (6,493,803 shares), and 1.6 percent (7,728,413 shares) of the ordinary shares outstanding as of 31 March 2017, respectively, no Director or member of senior management individually owned more than 1 percent of the Company’s ordinary shares as of 31 March 2017.
Set out below is a table showing as at 31 March 2017 the number of share options held by Directors and other members of senior management, including the applicable exercise price and the expiration date of the period when the applicable exercise period ends.

Name	Grant Date	Expiry Date	Exercise Price	Total number of shares subject to outstanding options including exercisable and unvested options
Damian Gammell	5 November 2015	5 November 2025	$39.00	324,643
Stephen Moorhouse	3 November 2011	3 November 2021	$19.68	17,155
Stephen Moorhouse	31 October 2013	31 October 2023	$31.46	11,446
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	1,476
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	9,598
Lauren Sayeski	4 November 2009	4 November 2019	$9.89	3,797
Lauren Sayeski	4 November 2010	4 November 2020	$18.40	3,058
Lauren Sayeski	3 November 2011	3 November 2021	$19.68	3,812
Lauren Sayeski	5 November 2012	5 November 2022	$23.21	4,309
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,517
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,661
Ron Lewis	5 November 2015	5 November 2025	$39.00	81,194
Nik Jhangiani	5 November 2012	5 November 2022	$23.21	2,064
Nik Jhangiani	5 November 2012	5 November 2022	$23.21	23,790
Nik Jhangiani	31 October 2013	31 October 2023	$31.46	84,643
Nik Jhangiani	30 October 2014	30 October 2024	$32.51	101,757
Nik Jhangiani	5 November 2015	5 November 2025	$39.00	81,194

P a g e | 171

Other employee related matters
Note 16 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2016 we had approximately 24,500 employees, of whom approximately 45 were located in the US. A majority of our employees in Europe are covered by collectively bargained labour agreements, most of which not expire. However, wage rates must be renegotiated at various dates through 2017. We believe we will be able to renegotiate these wage rates with satisfactory terms.
Nature of trading market
The Company has one class of ordinary shares. These shares are traded on the New York Stock Exchange, Euronext London and Amsterdam, and the Spanish Stock Exchange.

Listing Information
Ticker symbol (all exchanges)	CCE
ISIN Code	GB00BDCPN049
CUSIP	G25839104
SEDOL Number	BDCPN04
Share Capital
As at 31 March 2017, the Company had 483,212,478 issued fully paid ordinary shares outstanding, with a total nominal value of €0.01. As at 31 March 2017 to the knowledge of the Company, these shares were held by 185 holders of record with an address in the US who held a total of 483,136,071 ordinary shares or 99.98 percent of the total number of issued shares outstanding. However, some ordinary shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of ordinary shares resident in the US.
The ordinary shares of the Company:

•	Have attached to them full voting, dividend and capital distribution (including winding up) rights, and rank equally in respect of any such dividend or distribution;

•	Are, upon issuance, fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind; and

•	Are admitted to trading on the New York Stock Exchange, Euronext London and Euronext Amsterdam, and the Spanish Stock Exchanges.
High and low share prices
The table below shows the high and low share prices of the Company’s ordinary shares taken directly from Euronext Amsterdam and the NYSE.

	Euronext Amsterdam		NYSE
Period	High (€)	Low (€)	High ($)	Low ($)
Q3 2016	€36.48	€30.92	$41.285	$34.22
Q4 2016	€35.94	€28.75	$40.01	$30.55
Q1 2017	€35.49	€29.715	$38.235	$31.09
October 2016	€35.94	€33.835	$40.01	$37.42
November 2016	€35.23	€30.81	$39.35	$32.45
December 2016	€31.25	€28.75	$32.73	$30.55
January 2017	€32.70	€29.715	$35.06	$31.09
February 2017	€33.93	€31.865	$35.99	$34.28
March 2017	€35.49	€32.38	$38.235	$34.36
Agent for service of process in the US
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

P a g e | 172

Marketing
The Group relies extensively on advertising and sales promotions in marketing its products. TCCC and other licensors that supply concentrates, syrups and finished products to the Group advertise in all major media to promote sales in the local areas served by the Group. The Group also benefits from regional, local and global advertising programmes conducted by TCCC and other licensors. Certain of the advertising expenditures by TCCC and other licensors are made pursuant to annual arrangements.
The Group and TCCC engage in a variety of marketing programmes to promote the sale of TCCC’s products in territories in which the Group operates. The amounts to be paid to the Group by TCCC under the programmes are determined annually and are periodically reassessed as the programmes progress. Marketing support funding programmes entered into with TCCC provide financial support, principally based on the Group’s product sales or upon the completion of stated requirements, to offset a portion of the Group’s costs of the marketing programmes. Except in certain limited circumstances, TCCC has no specified contractual obligation to participate in expenditures for advertising, marketing and other support in the Group’s territories. The terms of similar programmes TCCC may have with other licensees and the amounts paid by TCCC under them could differ from the Group’s arrangements.
The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed-upon sales levels or for participating in specific marketing programmes.
Dependence on TCCC
CCEP’s business success, including its financial results, depends upon CCEP’s relationship with TCCC.
Further information is set out in the Risk Factors section earlier in this document.
Competition
The market for non-alcoholic beverages is highly competitive. The Group faces competitors that differ within individual categories in our territories. Moreover, competition exists not only within the non-alcoholic beverage market, but also between the non-alcoholic and alcoholic markets.
The most significant competitive factors impacting the Group’s business include advertising and marketing, brand image, product offerings that meet consumer preferences and trends, new product and package innovations, pricing and cost inputs. Other competitive factors include supply chain (procurement, manufacturing, and distribution) and sales methods, merchandising productivity, customer service, trade and community relationships and the management of sales and promotional activities. Management of cold-drink equipment, including coolers and vending machines, is also a competitive factor. We believe our most favourable competitive factor is the consumer and customer goodwill associated with our brand portfolio.
The Group faces strong competition from companies that produce and sell competing products to a retail sector that is consolidating and in which buyers are able to choose freely between our products and those of our competitors. Our competitors include the local bottlers and distributors of competing products and manufacturers of private-label products. For example, we compete with bottlers and distributors of products of PepsiCo, Inc., Nestlé S.A., Groupe Danone S.A. and other private-label products, including those of certain of our customers. In certain of our territories, we sell products against which we compete in other territories. However, in all of our territories, our primary business is selling, making and distributing products of TCCC.
Impact of Governmental Regulation
Our business is dependent upon the economic conditions prevailing in our countries of operation. Various governmental economic, fiscal, monetary and political policies, such as those related to inflation or foreign exchange, may affect these economic conditions, and in turn may impact our business.
In addition, many of the Group’s products are subject to various laws and regulations of the countries in which the Group operates that regulate the production, packaging, sale, safety, advertising, labelling and ingredients of our products. There are also specific taxes on certain beverage products in certain territories in which the Group does business.
Packaging
The European Commission has a packaging and packing waste directive that has been incorporated into the national legislation of the European Union (EU) member states in which CCEP does business. The weight of packages collected and sent for recycling (inside or outside the EU) in the countries in which CCEP operates must meet certain minimum targets, depending on the type of packaging. The legislation sets targets for the recovery and recycling of household, commercial, and industrial packaging waste and imposes substantial responsibilities on bottlers and retailers for implementation. In the Netherlands, CCEP includes approximately 25 percent. recycled content in its recyclable plastic bottles, in accordance with an agreement it has with the government. In compliance with national regulation within the sparkling beverage industry, CCEP charges its customers in the Netherlands a deposit on all containers greater than a 1⁄2 litre, which is refunded to them if and when the containers are returned. Container deposit schemes also exist in Norway (which is part of the EEA but is not an EU member state) and Sweden, under which a deposit fee is included in the consumer price, which is refunded to them if

P a g e | 173

and when the container is returned. The Norwegian government further imposes two types of packaging taxes: (1) a base tax and (2) an environmental tax calculated against the amount returned. The Norwegian base tax applies only to one-way packages such as cans and nonreturnable PET (plastic) that may not be used again in their original form. In Germany, a container deposit scheme exists for cans, bottles and cases under which a deposit fee is included in the consumer price, which is refunded if and when the containers are returned.
Environmental Regulations
Substantially all of CCEP’s facilities are subject to laws and regulations dealing with above-ground and underground fuel storage tanks and the discharge of materials into the environment. CCEP’s beverage manufacturing operations do not use or generate a significant amount of toxic or hazardous substances. CCEP believes its current practices and procedures for the control and disposition of such wastes comply with applicable laws in each of its territories.
CCEP is subject to, and operates in accordance with, the provisions of the EU Directive on Waste Electrical and Electronic Equipment (WEEE). Under the WEEE Directive, companies that put electrical and electronic equipment (such as its cold-drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery, and disposal of their own products.
Trade regulation
Further, as the exclusive manufacturer and distributor of bottled and canned beverage products of TCCC and other manufacturers within specified geographic territories, the Group is subject to antitrust laws of general applicability. EU rules adopted by the European countries in which the Group does business preclude restriction of the free movement of goods among the member states. As a result, the product licensing and bottling agreements grant the Group exclusive bottling territories, subject to the exception that other EEA bottlers of Coca-Cola trademark beverages and allied beverages can, in response to unsolicited orders, sell such products in the Group’s European territories (as the Group can in their territories).
For further details of the specific taxes on beverage products in certain territories in which the Group does business, and for a discussion of other political factors and governmental, economic, fiscal and monetary policies that could materially affect investments by US shareholders as well as our operations, please refer to “Risk Factors,” starting on page 27, and “Taxation information for shareholders” on page 188.
Material contracts
There have been no material contracts outside the ordinary course of business to which the Company or any of its subsidiaries is a party in the last two years other than as set out below:
The Merger Agreement
The Merger Agreement, dated August 6, 2015, by and among the Company, CCE, Coca-Cola European Partners Holdings US, Inc., formerly known as Orange U.S. HoldCo, LLC (HoldCo), and Coca-Cola European Partners US, LLC, formerly known as Orange MergeCo, LLC (MergeCo) provided that CCE would merge with and into MergeCo, with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of the Company. The Merger was part of the combination of CCE and the companies that own the Coca-Cola bottling operations in Germany, the Iberian region (i.e., Spain, Portugal and Andorra) and Iceland under the Company. The Merger and the related transactions and the payment of consideration in connection with such transactions are collectively referred to as the “Combination Transactions.”
The Transaction Master Agreement
The Transaction Master Agreement, dated August 6, 2015, among the Company, CCE, MergeCo, HoldCo, European Refreshments, Coca-Cola GmbH, Vivaqa Beteiligungs GmbH & Co. KG and CCIP, sets out the terms and conditions of the Combination Transactions whereby European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG, CCE and Olive Partners combined their NARTD beverage bottling business in western Europe by combining CCE, CCIP and CCEG through the Merger, a share exchange between Coca-Cola European Partners Limited (now known as the Company) and Olive Partners, the terms of which are set forth in the Olive Contribution Agreement incorporated by reference into this Annual Report on Form 20-F, and a share exchange between Coca-Cola European Partners Limited (now known as the Company) and European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG, the terms of which are set out in the Black Contribution Agreement incorporated by reference into this Annual Report on Form 20-F.
The Olive Framework Agreement
The Olive Framework Agreement, dated as of July 30, 2015, by CCIP and certain holders of its outstanding shares, governed the participation of CCIP shareholders in the Combination Transactions, including, among other matters (a) a corporate reorganisation of the CCIP group required prior to the completion of the Merger; (b) the adjustments to be made to the CCIP bottling business to be contributed to the Company; (c) the process by which CCIP shareholders who elected not to participate in the Combination Transactions could sell their CCIP shares to other CCIP shareholders (or to CCIP) at a set price; and (d) the corporate resolutions required for CCIP and Olive Partners to participate in the Combination Transactions and the commitment of the CCIP shareholders who were party to the Olive Framework Agreement to vote in favor of such resolutions. European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG, CCE and the Company were third-party beneficiaries of certain obligations of the parties to the Olive Framework Agreement.

P a g e | 174

The Shareholders’ Agreement
The Shareholders’ Agreement regulates certain aspects of the affairs and governance of the Company as between the Company, Olive Partners and European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG. The Shareholders’ Agreement sets out the initial nominees to the Board, including the Initial INEDs, terms relating to subsequent nominations to the Board and other matters relating to the governance of the Company.
The Registration Rights Agreement
The Registration Rights Agreement governs the respective rights and obligations of the Company, European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG and Olive Partners with respect to the registration for resale by European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG and Olive Partners and certain of their respective affiliates and transferees of the Company’s ordinary shares following the Combination Transactions.
For further details regarding the Merger Agreement, the Transaction Master Agreement, the Olive Contribution Agreement, the Black Contribution Agreement, the Olive Framework Agreement, the Shareholders’ Agreement and the Registration Rights Agreement, please refer to the Company’s Amendment No. 4 to its Form F-4 Registration Statement filed with the SEC on April 11, 2016. The Merger Agreement, the Transaction Master Agreement, the Olive Contribution Agreement, the Black Contribution Agreement, the Olive Framework Agreement, the Shareholders’ Agreement and the Registration Rights Agreement have been filed as exhibits to the Group’s 2016 Annual Report on Form 20-F filed with the SEC or have been incorporated by reference into such 2016 Annual Report on Form 20-F.
Articles of Association
The following is a summary of the principal provisions of the Company’s Articles of Association (Articles). Shareholders should not rely on this summary, but should instead refer to the current Articles which are filed with the Registrar of Companies in the UK and can be viewed on the Company’s website, and to the applicable provisions of English law. The Company has no statement of objects in its Articles and accordingly its objects are unrestricted in accordance with the provisions of the Companies Act.
(a) Voting
Any resolution put to a vote at a general meeting will be decided on a show of hands unless a poll is validly demanded. If a poll is taken, each shareholder has one vote for every share held by him or her. On a poll, every shareholder who is present in person or by proxy shall have one vote for every ordinary share of which he or she is the holder. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names stand on the register. Unless the Board otherwise decides, the right to attend a general meeting and voting rights may not be exercised by a shareholder who has not paid to the Company all calls and other sums then payable by him or her in respect of his or her ordinary shares.
(b) Transfer of ordinary shares
Any shareholder may transfer his or her ordinary shares which are in certificated form by an instrument of transfer in any usual form or in any other form which the Board may approve. Such instrument must be properly signed and stamped or certified (or otherwise shown to the satisfaction of the Board as being exempt from stamp duty) and lodged with the Company together with the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.
Any member may transfer title to his or her uncertificated ordinary shares by means of a relevant system, such as CREST.
The transferor of a share is deemed to remain the holder until the transferee’s name is entered on the register. The Board may decline to register any transfer of any ordinary share which is not fully paid.
Registration of a transfer of uncertificated ordinary shares may be refused in the circumstances set out in the uncertificated securities rules, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated ordinary share is to be transferred exceeds four.
The Articles contain no other restrictions on the transfer of fully paid certificated ordinary shares provided: (i) the instrument of transfer is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require; (ii) the transfer, if to joint transferees, is in favour of not more than four transferees; (iii) the instrument of transfer is in respect of only one class of shares; and (iv) the holder of the ordinary shares is not subject to an order under Section 794 of the Companies Act. Notice of refusal to register a transfer must be sent to the transferee within two months of the instrument of transfer being lodged. The Board may decline to register a transfer of ordinary shares by a person holding 0.25 percent. or more of the existing ordinary shares if such person is subject to an order under Section 794 Companies Act, after failure to provide the Company with information concerning interests in those ordinary shares required to be provided under Section 793 of the Companies Act, unless the transfer is carried out pursuant to an arm’s length sale.

P a g e | 175

Provisions in the Articles will not apply to uncertificated ordinary shares to the extent that they are inconsistent with:

i.	the holding of ordinary shares in uncertificated form;

ii.	the transfer of title to ordinary shares by means of a system such as CREST; and

iii.	any provisions of the relevant regulations.
 (c) Dividends and distribution of assets on liquidation
Under English law, the Company may pay dividends only out of profits available for that purpose, as stated on its accounts that are deemed as relevant accounts pursuant to the Companies Act. A company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made. In addition, the Company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
The Articles permit the shareholders, by passing an ordinary resolution, to declare dividends. A declaration must not be made unless the directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount.
In addition, the Board may decide to pay interim dividends. Any dividends unclaimed may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. As the Company has only one class of ordinary shares, the holders of such ordinary shares will be entitled to participate in any surplus assets in a winding-up in proportion to their shareholdings.
(d) Variation of rights and changes in capital
Subject to the provisions of the Companies Act, all or any of the rights attached to any existing class of shares may from time to time (whether or not the Company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. All the provisions of the Articles as to general meetings of the Company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be one person entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll.
The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them or by the purchase or redemption by the Company of any of its own shares.
(e) Unclaimed dividends
All dividends or other sums payable on or in respect of any ordinary shares which remain unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Unless the Board decides otherwise, any dividend or other sums payable on or in respect of any ordinary shares unclaimed after a period of 12 years from the date when declared or became due for payment will be forfeited and revert to the Company. The Company may stop sending dividend cheques or warrants by post, or employ such other means of payment in respect of any ordinary shares, if at least two consecutive dividend payments have remained uncashed or are returned undelivered or if one payment has remained uncashed or is returned undelivered and the Company cannot establish a new address for the holder after making reasonable enquiries; however, in either case, the Company must resume sending cheques or warrants or employ such other means of dividend payment if the holder or any person entitled to the ordinary shares by transmission requests the resumption in writing.
(f) Untraced shareholders
The Company may sell any certificated shares in the Company after advertising its intention and waiting for three months if the ordinary shares have been in issue for at least 12 years and during that period at least three dividends have become payable on them and have not been claimed and, so far as any director is aware, the Company has not received any communication from the holder of the ordinary shares or any person entitled to them by transmission. Upon any such sale, the Company will become indebted to the former holder of the ordinary shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale unless forfeited.
(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations imposed by the Articles on the rights of non-resident or foreign shareholders or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to non-residents of the UK or foreign shareholders and which limit the rights of such non-resident or foreign shareholders to hold or (when entitled to do so) vote the ordinary shares.

P a g e | 176

(h) General meetings of shareholders
The Articles rely on the Companies Act provisions dealing with the calling of a general meeting. The Company is required by the Companies Act to hold an annual general meeting each year. General meetings of shareholders may be called as necessary by the Board and must be called promptly upon receipt of a requisition from shareholders. Under the Companies Act, an annual general meeting must be called by notice of at least 21 clear days. A general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice provided a special resolution reducing the notice period to 14 clear days has been passed at the immediately preceding annual general meeting or a general meeting held since that annual general meeting.
(i) Conflicts of interest
The Board may, subject to the provisions of the Articles, authorise any matter which would otherwise involve a director breaching his or her duty under the Companies Act to avoid conflicts of interest (each a Conflict). A director seeking authorisation in respect of a Conflict shall declare to the Board the nature and extent of his or her Conflict as soon as is reasonably practicable and shall provide the Board with such details of the matter as are necessary to decide how to address the Conflict. The Board may resolve to authorise the relevant director in relation to any matter the subject of a Conflict, save that the relevant director and any other director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority, and, if the other directors so decide, shall be excluded from any Board meeting while the Conflict is under consideration.
(j) Other Conflicts of Interest
Subject to the provisions of the Companies Act, and provided the nature and extent of a director’s interest has been declared to the Board, a director may:

i.	be party to, or otherwise interested in, any contract with the Company, or in which the Company has a direct or indirect interest;

ii.
hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including remuneration, as the Board may decide;

iii.	act by himself or through a firm with which he is associated in a professional capacity for the Company or any other company in which the Company may be interested (otherwise than as auditor);

iv.
be or become a director or other officer of, or employed by or a party to a transaction or arrangement with, or otherwise be interested in any holding company or subsidiary company of the Company or any other company in which the Company may be interested; and

v.
be or become a director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as director of that other company.

No contract in which a director is interested shall be liable to be avoided, and any director who is so interested is not liable to account to the Company or its shareholders for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established. However, no director may vote on, or be counted in the quorum, in relation to any resolution of the Board relating specifically to his or her own appointment (including remuneration) or the terms of his or her termination of appointment or relating to any contract in which he or she has an interest (subject to certain exceptions).
Subject to the Companies Act, the Company may by ordinary resolution suspend or relax to any extent the provisions relating to directors’ interests or restrictions on voting or ratify any transaction not duly authorised by reason of a contravention of such provisions.
(k) Directors’ remuneration
Each of the directors will be paid a fee at such rate as may from time to time be determined by the Board, but the total fees paid to all of the directors for acting as directors (including amounts paid to any director who acts as chairman or is chairman of, or serves on any committee of the Board but excluding any amounts paid under any other provision of the Articles) shall not exceed the higher of:

i.	£3 million a year; and

ii.	any higher amount as the Company may by ordinary resolution decide.
Any director who performs services which the Board considers to extend beyond the ordinary services of a director shall be entitled to receive such remuneration (whether by way of salary, commission or otherwise) as the Board may decide. Each director may be paid reasonable travelling, hotel and other incidental expenses he or she incurs in attending and returning from meetings of the Board or committees of the Board, or general meetings of the Company, or otherwise properly and reasonably incurred in connection with the performance of his or her duties for the Company.

P a g e | 177

(l) Pensions and gratuities for directors
The Board or any committee authorised by the Board may provide benefits by the payment of gratuities, pensions or insurance or in any other manner for any director or former director or their relations, connected persons or dependants, but no benefits (except those provided for by the Articles) may be granted to or in respect of a director or former director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.
(m) Borrowing powers
Subject to the provisions of the Companies Act, the Board may exercise all the Company’s powers to borrow money; to mortgage or charge all or any of the Company’s undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of the Company or of any third party.
(n) Retirement and removal of directors
At every annual general meeting all the directors, other than the independent non-executive directors who were appointed to the Company’s Board on completion of the Merger (the Initial INEDs), shall retire from office and may offer themselves for re-appointment by the members. This requirement does not apply to the Chairman during the nine year period after completion of the Merger for as long as she holds office in accordance with the Articles. Three Initial INEDs will stand for election at the annual general meeting in 2019 and each annual general meeting thereafter, an additional three Initial INEDs will stand for election at the Company’s annual general meeting to be held in 2020 and each annual general meeting thereafter and, finally, the remaining three Initial INEDs will stand for election at the annual general meeting to be held in 2021 and each annual general meeting thereafter.
(o) Vacation of office
The office of a director shall be vacated if:

i.	he resigns or offers to resign and the Board resolves to accept such offer;

ii.	his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

iii.	he is prohibited by law from being a director;

iv.
the Board determines that he has committed gross misconduct in carrying out his duties as a director or for other similar just cause; or the Board determines that he has acted in breach of the Company’s anti - corruption or sanctions polices, share dealing policies or otherwise has acted in a manner which might reasonably be expected to bring the Group into disrepute;

v.	being a nominated director he is identified in a notice given to the Company;

vi.	being an independent director he can no longer be considered to meet the criteria required for him to be independent, in the reasonable opinion of the Nomination Committee; or

vii.
being an independent director the Board determines that he holds any operating responsibilities in the non-alcoholic ready-to-drink beverage business in any territory in which the Group operates from time to time.

(p) Share rights
Subject to any rights attached to existing shares, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board may decide. Such rights and restrictions shall apply as if they were set out in the Articles. Redeemable shares may be issued, subject to any rights attached to existing shares. The Board may determine the terms, conditions and manner of redemption of any redeemable share so issued. Such terms and conditions shall apply to the relevant shares as if they were set out in the Articles. Subject to the articles, any resolution passed by the shareholders and other shareholders’ rights, the Board may decide how to deal with any shares in the Company.
(q) Entrenchment
Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, European Refreshments or a majority of the independent directors (as applicable). In particular, the requirement under the Articles that the Board shall at all times contain a majority of independent directors may only be amended or repealed with the prior consent of a majority of the independent directors.
Documents on display
The Company is subject to the information requirements of the US Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. In accordance with these requirements, the Company files its Annual Report and Form 20-F and other related documents with the US Securities and Exchange Commission. It is possible to read and copy documents that have been filed by the Company with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Advocacy located at 100 F Street, NE, Washington, DC 20549. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their

P a g e | 178

copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov. The Company’s Annual Report and Form 20-F will also be available on its website (www.ccep.com) and details of how shareholders may order a hard copy, free of charge, are set out in the Useful addresses section of this document.
Exchange controls
Other than those individuals and entities that are subject to European Union sanctions, there is no legislative or other legal provision currently in force in the UK, the Netherlands or Spain restricting remittances on non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.
Selected Financial Data
The following selected financial data should be read in conjunction with the Consolidated Financial Statements of the Group and the accompanying notes thereto. The selected financial data of CCEP has been extracted from the Consolidated Financial Statements of the Group.
CCEP was formed on 28 May 2016 through the merger of CCE, CCIP and CCEG. Subsequent to the Merger, in July 2016, the Company completed an acquisition of Vifilfell hf., the Coca-Cola bottler in Iceland. Upon the consummation of the Merger, the historical consolidated financial statements of CCE became CCEP’s historical financial statements as CCE was deemed to be the predecessor to CCEP (refer to Note 2 of the Consolidated Financial Statements for further details). Therefore, the financial results presented herein for the years ended 31 December 2014 and 2015 and for period to date through 27 May 2016 refer to CCE and its consolidated subsidiaries, and the period from 28 May 2016 to 31 December 2016 refer to the combined financial results of CCEP.
For all periods up to and including the year ended 31 December 2015, CCE prepared and published its consolidated financial statements in accordance with US GAAP. As part of first time adoption of IFRS for CCEP and in order to provide comparative period information, the financial statements of CCE for 2014 and 2015 were prepared in accordance with IFRS. The date of transition to IFRS was 1 January 2014, at which date an opening IFRS Statement of Financial Position has been prepared. The financial information presented herein has been prepared in accordance with IFRS as issued by the IASB and adopted by the EU that apply for the year ended 31 December 2016. As such, no financial information has been provided prior to 1 January 2014 given such financial information has not been prepared under IFRS.

	2016	2015	2014
Income statement	€ million	€ million	€ million
Revenue	9,133	6,329	6,217
Cost of sales	(5,584)	(4,017)	(3,987)
Gross profit	3,549	2,312	2,230
Selling and distribution expenses	(1,615)	(919)	(944)
Administrative expenses	(1,083)	(634)	(539)
Operating profit	851	759	747
Finance income	31	24	34
Finance costs	(154)	(134)	(123)
Total finance costs, net	(123)	(110)	(89)
Non-operating items	(9)	(5)	—
Profit before taxes	719	644	658
Taxes	(170)	(131)	(174)
Profit after taxes	549	513	484

P a g e | 179

	2016	2015	2014
Statement of financial position	€ million	€ million	€ million
Non-current assets	15,143	5,113	5,040
Current assets	3,425	1,883	2,008
Total assets	18,568	6,996	7,048
Non-current liabilities	8,355	4,119	3,706
Current liabilities	3,752	2,006	2,155
Total liabilities	12,107	6,125	5,861
Total equity	6,461	871	1,187
Total equity and liabilities	18,568	6,996	7,048

Capital stock data
Number of shares (in millions)	483	227	239
Share capital (in € million)	5	3	3
Share premium (in € million)	114	2,729	2,711

Per share data
Basic earnings per share (€)	1.45	2.23	1.96
Diluted earnings per share (€)	1.42	2.19	1.92
Dividends declared per share (€)(A)	0.86	1.01	0.75
Dividends declared per share ($)(A)	0.97	1.12	1.00
________________

(A)
As a result of the Merger, dividends declared in 2016 may be viewed in two separate categories, dividends declared by CCEP in Euros, and dividends declared by CCE in US Dollars. Dividends declared by CCE in 2016 in US Dollars have been converted to Euro from US Dollars and to provide an annualised dividend amount for 2016 using the average exchange rate for the respective period. Similarly, dividends declared by CCEP in Euros in 2016 have been converted to US Dollars to provide an annualised dividend amount for 2016 using the average exchange rate for the respective period. All dividends declared prior to 2016 were declared in USD and have been converted to Euro using the average exchange rate for each respective period.

Operations Review
Revenue
On a reported basis, revenue increased by 44.5 percent from €6.3 billion in 2015 to €9.1 billion in 2016 driven by the inclusion of Germany and Iberia in 2016. In 2016, Germany and Iberia contributed revenue of €1.3 billion and €1.7 billion respectively. Excluding both Germany and Iberia, revenue decreased by 4 percent between 2015 and 2016, or €252 million. On a territory basis, this decline was primarily due to a reduction in Great Britain revenues of 12.0 percent, or €288 million, impacted by a decline of 11.0 percent in the value of British pound vs. the Euro. Operationally, the first half of the year was negatively impacted by a temporary supply chain disruption related to the implementation of new software programmes and processes and an ongoing competitive environment. During the second half of 2016 Great Britain returned to growth with both price/mix and volume growth. Strong execution and the introduction of Coca-Cola Zero Sugar were key drivers of second half performance. Revenue in France declined 1.5 percent during the year, driven by challenging weather, the economic impact of a decline in tourist travel, and soft category conditions in the first half of 2016, offset partially by improved price/mix and volume growth in the second half of 2016 supported by promotional timing, execution and more favourable weather. Revenue in the Northern European territories (Belgium/Luxembourg/Netherlands, Iceland, Norway and Sweden) grew 3.0 percent led by solid growth in Belgium/Luxembourg/Netherlands and Norway and the inclusion of Iceland.
Between 2015 and 2014, our revenue increased by 2.0 percent to €6.3 billion from €6.2 billion. Favourable currency exchange rates during this period were offset by a 0.5 percent decline in volume and a 1.0 percent decline in pricing per case versus 2014. On a territory basis, Great Britain revenue increases of €225 million reflected positive impacts of the value of the British pound vs. the Euro offsetting volume declines of 0.5 percent. Throughout the rest of Europe, we saw volume decreases of 1.0 percent, reflecting declines in our Coca-Cola trademark portfolio partially offset by sparkling flavours and energy sales gains, including strong Monster growth.

P a g e | 180

We participate in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these various programs, included as a reduction in net sales, totalled €2.5 billion, €1.8 billion and €1.8 billion for 2016, 2015 and 2014, respectively. The increase in the cost of these programs of €0.7 billion in 2016 was primarily a result of the inclusion of Germany and Iberia. These marketing costs also included out-of-period accrual reductions related to estimates for prior year programs of €53 million, €48 million and €35 million in 2016, 2015 and 2014, respectively.
Volume
The following table summarises the change in our unit case volume for the periods presented (selling days were the same in all years presented; rounded to the nearest 0.5 percent):

	2016 Versus 2015	2015 Versus 2014
Change in volume	64.0%	(0.5)%

The following table summarises volume by major brand category for the periods presented (selling days were the same in all years presented; rounded to the nearest 0.5 percent):

	2016 Versus 2015 Change	2015 Versus 2014 Change	2016 Percent of Total	2015 Percent of Total	2014 Percent of Total
Sparkling
Coca-Cola trademark	54.0%	(2.0)%	65.0%	68.0%	69.0%
Sparkling flavours and energy	78.5%	0.5%	20.5%	17.5%	17.5%
Still
Juices, isotonics, and other	57.0%	1.5%	8.0%	10.5%	10.0%
Water	183.5%	12.0%	6.5%	4.0%	3.5%
Total	64.0%	(0.5)%	100.0%	100.0%	100.0%
The significant increase in volume between 2016 and 2015 was due to the inclusion of Germany and Iberia. Excluding Germany and Iberia, the change in volume between 2016 and 2015 would have been flat. A challenging consumer environment, improved weather in key selling months and other operating factors highlighted above combined to limit volume improvements.
Between 2015 and 2014, volume declined 0.5 percent, reflecting a decrease in sparkling beverage sales of 1.5 percent, partially offset by an increase in still beverage sales of 4.0 percent. The decrease in our sparkling beverage sales primarily resulted from declines in our Coca-Cola trademark beverages, partially offset by increases in Monster and Finley. Our still beverage performance was driven by growth in our water brands and Capri-Sun across our territories.
Cost of Sales
On a reported basis, cost of sales increased by 39.0 percent from €4.0 billion in 2015 to €5.6 billion in 2016 driven by the inclusion of Germany and Iberia in 2016. Cost of sales attributable to Germany and Iberia in 2016 were €1.8 billion. Excluding the impact of both Germany and Iberia, cost of sales decreased by 6.0 percent between 2015 and 2016, or $233 million, primarily due to favourable foreign exchange impacts of €171 million. Increases in commodity costs of sweetener and PET and the impact of mix were further offset by overall net modest decline in all other cost of sales.
In 2015, cost of sales increased by 1.0 percent to €4.0 billion. This increase reflects the benefits of favourable cost trends in some of our key commodities including aluminium, sugar and PET (plastic) offset by foreign currency movements.
Selling and distribution expenses and Administrative expenses
The following table presents Selling and distribution expenses and administrative expenses for the periods presented:

	2016	2015	2014
	€ million	€ million	€ million
Selling and distribution expenses	1,615	919	944
Administrative expenses	1,083	634	539
	2,698	1,553	1,483
On a reported basis, selling and distribution expenses and administrative expenses (together, "operating expenses") increased by 73.5 percent from €1.6 billion in 2015 to €2.7 billion in 2016 driven by the inclusion of Germany and Iberia in 2016. Operating expenses attributable to Germany and Iberia in 2016 totalled €1.0 billion.

P a g e | 181

Included within operating expenses for 2016 are restructuring charges of €286 million related to a number of new programmes to facilitate and enable the integration of CCE, CCIP and CCEG following the Merger, as well as the continuation of existing in-flight initiatives in Belgium, Germany and Iberia prior to the Merger. Additional Merger related costs of €126 million were incurred in 2016. In 2015, restructuring charges included within operating expenses amounted to €18 million, and Merger related costs were €40 million.
Operating expenses increased by 4.5 percent from €1.5 billion in 2014 to €1.6 billion in 2015. Decreases in restructuring charges in the period and a gain recognised on the sale of a distribution facility in Great Britain were offset by an increase in Merger related costs, promotional expenses associated with the 2015 Rugby World Cup and brand expansion efforts as well as unfavourable currency movements.
Finance cost, net
Finance cost, net totalled €123 million, €110 million and €89 million in 2016, 2015 and 2014, respectively. The following tables summarize the primary items impacting our interest expense during the periods presented (in millions):

	2016	2015	2014
Average outstanding debt balance	5,709	3,803	3,179
Weighted average cost of debt	1.8%	2.7%	2.8%
Fixed-rate debt (% of portfolio)	77%	95%	94%
Floating-rate debt (% of portfolio)	23%	5%	6%
Other Non-operating Expense
Other non-operating expense totalled €9 million, €5 million and €0 million in 2016, 2015 and 2014, respectively. Our other non-operating expense principally included gains and losses on transactions denominated in a currency other than the functional currency of a particular legal entity.
Tax Expense
In 2016 our reported effective tax rate was 23.6 percent. Prior to the Merger on 28 May 2016, the accounting predecessor to the Group was CCE, a US tax resident and from the date of the Merger, a UK company became the parent of the Group. The inclusion of Germany and Iberia during 2016 also impacted the effective tax rate as well as a deferred tax benefit of €42 million due to the enactment of corporate income tax rate reductions in the UK and France and the US tax impact associated with repatriating to the US €195 million of 2016 non-US earnings.
In 2015, our reported effective tax rate was 20.0 percent. This rate included a deferred tax benefit of €50 million due to the enactment of corporate income tax rate reductions in the UK. Our 2015 effective tax rate also reflected the US tax impact associated with repatriating to the US $450 million of our 2015 non-US earnings.
In 2014, our reported effective tax rate was 26.0 percent. Our 2014 effective tax rate reflected the US tax impact associated with repatriating to the US $450 million of our 2014 non-US earnings.

P a g e | 182

Cash Flow and Liquidity Review
Liquidity and Capital Resources
Our sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt and equity securities, and bank borrowings. We believe our operating cash flow, cash on hand, and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled debt payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to our shareholders for the foreseeable future. We continually assess the counterparties and instruments we use to hold our cash and cash equivalents, with a focus on preservation of capital and liquidity. Based on information currently available, we do not believe we are at significant risk of default by our counterparties.
To finance the return of capital to CCE shareholders as part of the Merger, we issued €2.2 billion of Eurobond notes and obtained a €1.0 billion floating rate bank term loan. The Eurobond notes are due between November 2017 and May 2028 (see Note 12 of the Consolidated Financial Statements for further details) and the term loan has annual payments between 2018 and 2021.
The Group has amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of ten banks. This credit facility matures in 2021 and is for general corporate purposes and supporting working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to CCEP as at the date of this report. The credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2016, the Group did not have amounts drawn on its credit facility.
CCE previously held a multi-currency credit facility for US$1.0 billion with a syndicate of eight banks, which was terminated prior to the Merger. The Group did not have any amounts drawn on this facility for any period presented in the Group’s Consolidated Statement of Financial Position.
Further details regarding the level of borrowings at the year end are provided within Note 12 of the Consolidated Financial Statements.
The Group satisfies seasonal working capital needs and other financing requirements with operating cash flow, cash on hand, short-term borrowings and line of credit. At December 31, 2016, the Group had €850 million in debt maturities in the next 12 months. In addition to using operating cash flow and cash on hand, the Group may repay our short-term obligations by issuing more debt.
Historically, CCE had authorised and completed a number of share repurchase programmes. Immediately prior to the Merger, CCE had authorisations from the CCE Board of Directors to repurchase ordinary shares up to US$1.0 billion. CCE completed its planned share repurchases during the second half of 2015 and no additional repurchases were made in 2016. As part of the Merger agreement, the 128,993,430 shares held in treasury on the acquisition date, with a total cost of €3.3 billion, were cancelled. Since the Merger, there have been no share repurchases and there has been no resolution approved by the Directors to repurchase outstanding Shares.
Credit Ratings and Covenants
The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Standard & Poor’s (S&P), are A3 and BBB+ respectively. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows, or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities of TCCC, and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of Cash flow Activities
2016
During 2016, our primary sources of cash included: (1) €1.2 billion from operating activities, net of cash payments related to restructuring programs of €212 million and contributions to our defined benefit pension plans of €78 million; and (2) proceeds of €3.2 billion from the issuances of debt.
Our primary uses of cash were; (1) Return of capital to CCE shareholders of €3.0 billion; (2) debt maturity payments of €424 million, primarily the $250 million 2.00% notes falling due in 2016, and the payment of €73 million of debt obligations to TCCC assumed at the time of the Merger; (3) capital spend on property, plant and equipment of €459 million; and (4) dividend payments of €204 million.
2015
During 2015, our primary sources of cash included; (1) €922 million from operating activities, net of cash payments related to restructuring programs of €25 million and contributions to our defined benefit pension plans of €47 million; (2) proceeds of €495 million from the issuances of debt; (3) the receipt of €50 million upon maturity of certain of our cross-currency swaps related to intercompany loans; and (4) net issuances of commercial paper of €47 million.

P a g e | 183

Our primary uses of cash were (1) cash payments totalling €534 million for shares repurchased under our share repurchase program; (2) payments on debt of €431 million, primarily from the maturing of $475 million 2.13% notes; (3) capital spend on property, plant and equipment of €292 million; and (4) dividend payments of €232 million.
2014
During 2014, our primary sources of cash included (1) €815 million from operating activities, net of cash payments related to restructuring programs of €66 million and contributions to our defined benefit pension plans of €38 million; (2) proceeds of €247 million from the issuances of debt; and (3) net issuances of commercial paper of €110 million.
Our primary uses of cash were (1) cash payments totalling €673 million for shares repurchased under our share repurchase program; (2) capital spend on property, plant and equipment of €222 million; (3) dividend payments of €185 million; and (4) payments on debt of €83 million, primarily resulting from the maturing of $100 million floating rate notes.
Operating Activities
2016 versus 2015
Our cash derived from operating activities totalled €1.2 billion in 2016 versus €922 million in 2015. This increase was primarily from the inclusion on Germany and Iberia operating cashflows from 28 May 2016.
2015 versus 2014
Our cash derived from operating activities totalled €922 million in 2015 versus €815 million in 2015. This increase was primarily due to favourable working capital changes due to continued CCE focus on working capital management.
Investing Activities
Capital asset investments represent a primary use of cash for our investing activities. During 2017, we expect our capital expenditures to be in a range of €575 million to €625 million and to be invested in similar categories as those listed in the table below. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund these commitments.
The following table summarises the capital investments for the periods presented:

	2016	2015	2014
	€ million	€ million	€ million
Supply chain infrastructure	309	175	141
Cold-drink equipment	115	115	76
Fleet and other	35	2	5
Total capital asset investments	459	292	222
During 2015, investing activities also included the receipt of €29 million from the settlement of net investment hedges as well as €12 million in capital disposals driven primarily by the sale of a distribution facility in Great Britain.
During 2014, our investing activities included €22 million in capital asset disposals, driven, in part, by our business transformation program.
As part of our investing activities in 2016, cash and cash equivalent balances of €149 million were acquired from Germany and Iberia in connection with the Merger. These cash inflows were partially offset in the year by the €35 million cash payment used as the consideration to acquire Vifilfell hf. and €4 million of other items.

P a g e | 184

Financing Activities
Our net cash used in financing activities totalled €626 million, €685 million and €677 million in 2016, 2015 and 2014, respectively.
The following table summarises our currency adjusted financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of Debt	Maturity Date	Rate	2016	2015	2014
€500 million notes	November 2017	floating	499	—	—
€700 million notes	February 2022	0.8%	695	—	—
€500 million notes	May 2024	1.1%	493	—	—
€500 million notes	May 2028	1.8%	491	—	—
€1 billion term loan	May 2021	floating	996	—	—
€500 million notes	March 2030	1.9%	—	495	—
€250 million notes	May 2026	2.8%	—	—	247
Total issuances of debt, less short-term borrowings, net of issuance costs			3,174	495	247
Net issuances of short-term borrowings	—	—%	—	47	110
Total issuances of debt, net of issuance costs			3,174	542	357

Payments on Debt	Maturity Date	Rate(A)	2016	2015	2014
US$250 million notes	August 2016	2%	(223)	—	—
US$475 million notes	September 2015	2.1%	—	(421)	—
US$100 million notes	February 2014	floating	—	—	(73)
Net payments of short-term borrowings	—	—	(183)	—	—
Capital lease & other borrowings	—	—	(18)	(10)	(10)
Total payments on debt			(424)	(431)	(83)
________________
(A) The $100 million notes carried a variable interest rate at three-month USD Libor plus 30 basis points. At maturity the effective rate on these notes was 0.5 percent.
During 2016, short term borrowings of €200 million were drawn against a credit facility and subsequently repaid prior to the year end.
Our financing activities during 2016 included cash payments to CCE shareholders in connection with the Merger of €3.0 billion, as well as the repayment of a loan with TCCC of €73 million, assumed at the time of the Merger.
In 2016, prior to the Merger, two dividend payments were made on previously outstanding CCE ordinary shares totalling $136 million, or €122 million, based on an approved dividend rate of $0.30 per share. Subsequent to the Merger, the CCEP Board of Directors declared a dividend of €0.17 per share for the third quarter 2016, totalling €82 million, which was paid in October 2016.
In 2015, the CCE Board of Directors approved an increase in quarterly dividend from $0.25 per share to $0.28 per share beginning in the first quarter of 2015. As a result, dividends of $257 million, or €232 million, were paid during 2015. During 2014, dividends of $246 million, or €185 million, were paid.
Our financing activities during 2015 and 2014 also included Euro equivalent cash payments of €534 million and €673 million for share repurchases, respectively. In 2016, both prior and subsequent to the Merger, there was no share repurchase activity undertaken.
Additionally, financing activities during 2015 included the receipt of €50 million upon maturity of certain of our cross-currency swaps related to intercompany loans.

P a g e | 185

Financial Position
2016 versus 2015

	31 December 2016 € million	31 December 2015 € million	Change € million	Change percent
Assets
Total non-current assets	15,143	5,113	10,030	196.0%
Total current assets	3,425	1,883	1,542	82.0%
Total Assets	18,568	6,996	11,572	165.5%
Liabilities
Total non-current liabilities	8,355	4,119	4,236	103.0%
Total current liabilities	3,752	2,006	1,746	87.0%
Total Liabilities	12,107	6,125	5,982	98.0%
Total Equity	6,461	871	5,590	642.0%

Total Equity and Liabilities	18,568	6,996	11,572	165.5%

Total non-current assets increased €10.0 billion, or 196.0 percent, from €5.1 billion at 31 December 2015 to €15.1 billion at 31 December 2016 primarily driven by the assets acquired as a result of the Merger.
Intangible assets increased €5.1 billion, or 161.0 percent, from €3.2 billion at 31 December 2015 to €8.3 billion at 31 December 2016 primarily as a result of the acquired distribution agreements with TCCC for Germany and Iberia.
Goodwill increased €2.3 billion, from €81 million at 31 December 2015 to €2.4 billion at 31 December 2016, reflecting the excess of the consideration over the fair value of the net assets of Iberia and Germany acquired as part of the Merger.
Property, Plant and Equipment increased €2.3 billion, or 136 percent, from €1.7 billion at 31 December 2015 to €4.0 billion at 31 December 2016 primarily as a result of the additional capital acquired from Germany and Iberia as part of the Merger.
Total current assets increased €1.5 billion, or 82.0 percent, from €1.9 billion at 31 December 2015 to €3.4 billion at 31 December 2016 primarily driven by the assets acquired as a result of the Merger. Inventories increased by €302 million, or 81.0 percent, primarily as a result of the Merger. Trade accounts receivable increased by €650 million, or 54.0 percent, mainly as a result of the Merger. Cash and cash equivalents increased by €230 million, or 147.0 percent, again primarily as a result of the Merger.
Total non-current liabilities increased by €4.2 billion, or 103.0 percent, from €4.1 billion at 31 December 2015 to €8.4 billion at 31 December 2016.
In order to finance the return of capital to CCE shareholders in connection with the Merger, the Group issued €2.2 billion Eurobond notes due between November 2017 and May 2028, and a €1.0 billion floating rate bank term loan in May 2016. These non-current borrowings increases were offset by the reclassification to current liability of €350 million 3.13% Notes due 2017 and €500 million floating rate notes due 2017.
Employee benefit liabilities increased by €136 million in 2016, or 96 percent, primarily as a result of additional employee obligations in Germany part of the Merger.
Deferred tax liabilities increased by €1.5 billion in 2016, or 192 percent, primarily as a result of new deferred tax liabilities in Germany and Iberia as part of the Merger.
Total current liabilities increased €1.8 billion in 2016, or 87.0 percent, from €2.0 billion from 31 December 2015 to €3.8 billion at 31 December 2016.
Current borrowings increased €457 million in 2016, or 109 percent, primarily as a result of the reclassification of €350 million 3.13% Notes due 2017 and €500 million floating rate notes due 2017 from Non-current borrowings, offset by the repayment of $250 million 2.0% notes maturing in August 2016 and the repayment of other short term borrowings and capital leases.
Current provisions increased by €201 million in 2016 primarily as a result of an increase in restructuring provisions of €270 million relating to the CCEP integration and synergy programme as inflight restructuring initiatives assumed at the time of the Merger.
Trade and other payables increased by €1.0 billion in 2016, or 75.0 percent, primarily of the associated liabilities in Germany and Iberia as part of the Merger.

P a g e | 186

2015 versus 2014

	31 December 2015 € million	31 December 2014 € million	Change € million	Change percent
Assets
Total non-current assets	5,113	5,040	73	1.5%
Total current assets	1,883	2,008	(125)	(6.0)%
Total Assets	6,996	7,048	(52)	(0.5)%
Liabilities
Total non-current liabilities	4,119	3,706	413	11.0%
Total current liabilities	2,006	2,155	(149)	(7.0)%
Total Liabilities	6,125	5,861	264	4.5%
Total Equity	871	1,187	(316)	26.5%

Total Equity and Liabilities	6,996	7,048	(52)	(0.5)%

Total non current assets increased by €73 million, or 1.5 percent, from €5.0 billion at 31 December 2014 to €5.1 billion at 31 December 2015. This was primarily attributable to the strengthening of the British pound against Euro which impacted the carrying value of our distribution agreements in Great Britain.
Total non-current liabilities increased €413 million, or 11.0 percent from €3.7 billion at 31 December 2014 to €4.1 billion at 31 December 2015. Borrowings less current portion increased by €391 million, or 14.0 percent, due to the March 2015 issuance of €500 million, 1.9% notes due 2030, partially offset by the reclassification to current liabilities of our $250 million 2.0% notes due 2016.
Total current liabilities decreased by €149 million, or 7.0 percent from €2.2 billion at 31 December 2014 to €2.0 billion at 31 December 2015. Current portion of borrowings reduced by €105 million or 20.0 percent, due to the payment of our €475 million, 2.1% notes in September 2015, partially offset by net issuances of commercial paper of €47 million and the reclassification of $250 million 2.0% notes due 2016 to current liabilities. In addition, trade and other payables decreased by €59 million, or 4.0 percent, driven by a decrease in customer marketing agreement accruals, particularly in Great Britain, as well as a decrease in accrued compensation due to the timing of certain severance payments under the business transformation program.
Total equity decreased by €316 million, or 26.5 percent, from €1,187 million at 31 December 2014 to €871 million at 31 December 2015. Treasury shares increased €526 million, or 19.0 percent, primarily driven by our repurchase of $600 million in outstanding shares during 2015 under our share repurchase programs (refer to Note 15 of the Consolidated Financial Statements in this report). The remaining difference represents shares withheld for taxes upon the vesting of employee share-based payment awards.
Raw materials
CCEP purchases concentrates and syrups from TCCC and other licensors to manufacture products. In addition, the Group purchases sweeteners, juices, coffee, mineral waters, finished product, carbon dioxide, fuel, PET (plastic) preforms, glass, aluminium and plastic bottles, aluminium and steel cans, pouches, closures, post-mix, and packaging materials. The Group generally purchases raw materials, other than concentrates, syrups, and mineral waters, from multiple suppliers. The product licensing and bottling agreements with TCCC and agreements with some of our other licensors provide that all authorised containers, closures, cases, cartons and other packages, and labels for their products must be purchased from manufacturers approved by the respective licensor. The principal sweetener we use is sugar derived from sugar beets. Our sugar purchases are made from multiple suppliers. The Group does not separately purchase low-calorie sweeteners because sweeteners for low-calorie beverage products are contained in the concentrates or syrups we purchase.
The Group produces most of the plastic bottle requirements within the production facilities using preforms purchased from multiple suppliers. The Group believes the self-manufacture of certain packages serves to ensure supply and to reduce or manage costs. The Group does not use any materials or supplies that are currently in short supply, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.
Off-Balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC in Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on the Group's financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

P a g e | 187

Contractual Obligations
The following table reflects the Group's contractual obligations as at 31 December 2016.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million
Debt obligations(A)	849	745	1,612	3,119
Finance lease obligations(B)	25	37	19	30
Operating lease obligations(C)	89	107	58	51
Interest obligations(D)	98	172	142	244
Purchase agreements(E)	760	294	27	1
	1,821	1,355	1,858	3,445
(A)     These amounts represent the Group’s scheduled debt maturities, excluding leases. Refer to Note 12 of the Consolidated Financial Statements for further details about the debt of CCEP.
(B)    These amounts represent the Group’s minimum finance lease payments (including amounts representing interest). Refer to Note 12 of the Consolidated Financial Statements for further details about the finance leases of CCEP.
(C)    These amounts represent the Group’s minimum operating lease payments due under noncancelable operating leases with initial or remaining lease terms in excess of one year as at 31 December 2016. Income associated with sublease arrangements is not significant. Refer of Note 21 of the Consolidated Financial Statements for further details about the operating leases of CCEP.
(D)    These amounts represent estimated interest payments related to the Group’s long-term debt obligations, excluding financing leases. Interest on fixed-rate debt has been calculated based on applicable rates and payment dates. Interest on variable-rate debt has been calculated using the forward interest rate curve. Refer to Note 23 of the Consolidated Financial Statements for further details about Financial Risk Management with CCEP.
(E)    These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €85 million as at 31 December 2016.  The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.  These are excluded from the table above.
The above table does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in Note 23 of the Consolidated Financial Statements.
The above table also does not reflect employee benefit liabilities of €302 million consisting of current liabilities of €24 million and non-current liabilities of €278 million as at 31 December 2016. Refer to Note 14 of the Consolidated Financial Statements for further information.
Properties
The Groups principal properties include production facilities, sales and distribution centres, European business unit headquarter offices, a shared service centre, and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2016:

	Great Britain	France	Belgium	The Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	1	—	—	—	—	—	1	1	—	3
Owned	5	5	3	1	1	1	18	15	2	51
Total	6	5	3	1	1	1	19	16	2	54
Sales and/or distribution facilities
Leased	5	1	4	1	15	5	8	98	—	137
Owned	5	—	—	—	—	1	10	11	—	27
Total	10	1	4	1	15	6	18	109	—	164
_____________________

(A)	All production facilities are combination production and warehouse facilities.

P a g e | 188

The Group’s principal properties cover approximately 52.3 million square feet in the aggregate of which 12.8 million square feet is leased and 39.5 million square feet is owned. The Group believes that its facilities are adequately utilized and sufficient to meet its present operating needs.
At 31 December 2016, the Group operated approximately 14,000 vehicles of various types, the majority of which are leased. The Group also owned approximately 1.2 million pieces of cold-drink equipment, principally coolers and vending machines.
Taxation information for shareholders
US Federal Income Taxation
U.S. Federal Income Tax Consequences to US Holders of the Ownership and Disposition of CCEP Shares
This section summarises the material US federal income tax consequences of owning Shares as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders which may be subject to other rules, including: tax-exempt entities, life insurance companies, dealers in securities, traders in securities that elect a mark-to-market method of accounting for securities holdings, investors liable for alternative minimum tax, holders that, directly or indirectly, hold 10 percent or more of the company’s voting stock, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale for US federal income tax purposes, or holders whose functional currency is not the US dollar. In addition, if a partnership holds Shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. This summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). Investors should consult their tax advisers regarding the US federal, state, local and other tax consequences of owning and disposing of Shares in their particular circumstances.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the United Kingdom-United States Tax Treaty, all of which are subject to change, possibly on a retroactive basis.
A US holder is a beneficial owner of Shares that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income taxation regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust. A Non-US holder is a beneficial owner of Shares that is neither a US holder nor a partnership for US federal income tax purposes.
Taxation of Dividends
Subject to the passive foreign investment company (PFIC) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by CCEP out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder will generally constitute “qualified dividend income” and be taxable to the holder at a preferential rate, provided that the holder has a holding period in the Shares of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.
For US federal income tax purposes, a dividend must be included in income when the US holder actually or constructively receives the dividend. Dividends paid by CCEP to corporate US holders will generally not be eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will, depending on a US holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a US holder.
The amount of a dividend distribution on Shares that is paid in a currency other than the US Dollar will generally be taxable to a US holder as ordinary income in an amount equal to the US dollar value of the currency received on the date such dividend distribution is includible in income, regardless of whether the payment is, in fact, converted into US dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rate on qualified dividend income. The gain or loss generally will be income or loss from sources within the US for foreign tax credit purposes.
Distributions in excess of CCEP’s earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in its Shares and thereafter as capital gain, subject to taxation as described below.
Taxation of Capital Gains
Subject to the PFIC rules discussed below, a US holder will generally recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Shares in an amount equal to the difference between the US dollar value of the

P a g e | 189

amount realized on the disposition and the US holder’s tax basis, determined in US dollars, in the Shares. Any such capital gain or loss generally will be long-term gain or loss, subject to tax at a preferential rate for a non-corporate US holder, if the US holder’s holding period for such Shares exceeds one year. Any gain or loss recognized by a US holder on the sale or exchange of Shares will generally be treated as income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Status
CCEP does not believe that Shares will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If CCEP were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its Shares, any gain realized on the sale or exchange of such Shares would in general not be treated as capital gain. Instead, a US holder would be treated as if he or she had realized such gain ratably over the holding period for Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, and an interest charge in respect of the tax attributable to each such year would apply. Certain distributions would be similarly treated if CCEP were treated as a PFIC. In addition, distributions made by a PFIC generally do not constitute qualified dividend income and are not eligible for the preferential tax rate applicable to such income.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividends received by US holders of Shares, and the proceeds received on the disposition of Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than US holders that are exempt recipients (such as corporations).
Backup withholding may apply to such amounts if the US holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the US holder’s broker) or is otherwise subject to backup withholding.
Dividends with respect to Shares and proceeds from the sale or other disposition of Shares received in the United States or through certain US-related financial intermediaries by a Non-US holder, may be subject to information reporting and backup withholding unless such Non-US holder provides to the applicable withholding agent the required certification as to its non-US status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s US federal income tax liability, if any, provided the required information is timely furnished to the IRS.
UK Taxation consequences for US holders
The following is a general discussion of certain U.K. tax consequences of the ownership and disposition of Shares for US holders.
This discussion is based on U.K. tax law and what is understood to be the practice of HMRC, all as in effect on the date hereof, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. This discussion does not purport to be a complete analysis of all potential UK tax considerations that may apply to a US holder. In addition, this discussion neither addresses all aspects of UK tax law that may be relevant to particular US holders nor takes into account the individual facts and circumstances of any particular US holder and, accordingly, is not intended to be, and should not be construed as, tax advice.
Distributions on Shares
No UK tax is required to be withheld from cash distributions on Shares paid to US holders. In addition, US holders will not be subject to UK tax in respect of their receipt of cash distributions on their Shares.
Sale, Exchange, Redemption or Other Dispositions of Shares
US holders will not be subject to UK tax on capital gains in respect of any gain realized by such US holders on a sale, exchange, redemption or other disposition of their Shares.
While Shares are held within the DTC clearance system, and provided that DTC satisfies various conditions specified in UK legislation, electronic book-entry transfers of such Shares should not be subject to UK stamp duty, and agreements to transfer such shares should not be subject to Stamp Duty Reserve Tax (SDRT). The parties have obtained confirmation of this position by way of formal clearance by HMRC. Likewise, transfers of, or agreements to transfer, such Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in U.K. legislation, be subject to UK stamp duty or SDRT.
In the event that Shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such Shares may, subject to any available exemption or relief, be subject to U.K. stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement. Any such UK

P a g e | 190

stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Coca-Cola European Partners plc. In the event that Shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system, are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such Shares).
US Federal Income Tax Consequences to Non-US Holders of the Ownership and Disposition of CCEP Shares
In general, a Non-US holder of Shares will not be subject to US federal income tax or, subject to the discussion below under ‘‘Information Reporting and Backup Withholding,’’ US federal withholding tax on any dividends received on Shares or any gain recognised on a sale or other disposition of Shares including any distribution to the extent it exceeds the adjusted basis in the Non-US holder’s Shares) unless:

•
the dividend or gain is effectively connected with such Non-US holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-US holder in the United States); or

•
in the case of gain only, such Non-US holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A Non-US holder that is a corporation may also be subject to a branch profits tax at a rate of 30 percent. (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE INCOME TAX CONSEQUENCES. IT IS NOT INTENDED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES AND SHOULD NOT BE SO CONSTRUED. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE INCOME TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.
Exchange Rates
The reporting currency for CCEP is Euro. Average and year-end exchange rates between Euro and US Dollars for the last three years are given below, utilising the ECB published rates; €1 = US$:

	2016	2015	2014
Year end	1.05	1.09	1.21
Average exchange rates	1.11	1.12	1.33
High and low exchange rate values for each of the last six months were as follows;

	March 2017(A)	February 2017	January 2017	December 2016	November 2016	October 2016
High	1.09	1.08	1.08	1.08	1.11	1.12
Low	1.05	1.05	1.04	1.04	1.05	1.09
___________________
(A) Through to 31 March 2017.
The Group also routinely transacts in the British Pound. Average and year-end exchange rates between the British Pound and US Dollars for the last three years are given below, utilising the ECB published rates; £1 = US$:

	2016	2015	2014
Year end	1.23	1.47	1.56
Average exchange rates	1.36	1.53	1.65

P a g e | 191

High and low exchange rate values for each of the last six months were as follows;

	March 2017(A)	February 2017	January 2017	December 2016	November 2016	October 2016
High	1.26	1.27	1.26	1.27	1.26	1.30
Low	1.22	1.24	1.20	1.22	1.22	1.21
___________________
(A) Through to 31 March 2017.
Disclosure controls and procedures
The Chief Executive Officer, Damian Gammell, and Chief Financial Officer, Nik Jhangiani, conducted with CCEP’s management an evaluation of the effectiveness of the design and operation of CCEP’s disclosure controls and procedures as of 31 December 2016, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the US Securities and Exchange Commission.
Internal Control over Financial Reporting
Commencing with our annual report on Form 20-F for the year ending 31 December 2017, and each annual report on Form 20-F thereafter, we will be required to disclose any change in our internal control over financial reporting that occurred during the applicable period that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Principal accountants’ fees and services
The Audit Committee has established policies and procedures for the engagement of the independent registered public accounting firm, Ernst & Young LLP, to render audit and certain assurance and tax services. The policies provide for pre-approval by the Audit Committee of specifically defined audit, audit-related, tax and other services that are not prohibited by regulatory or other professional requirements. Ernst & Young are engaged for these services when its expertise and experience of CCEP are important. Most of this work is of an audit nature. Tax services were awarded either through a full competitive tender process or following an assessment of the expertise of Ernst & Young relative to that of other potential service providers. These services are for a fixed term.
Under the policy, pre-approval is given for specific services within the following categories: advice on accounting, auditing and financial reporting matters; internal accounting and risk management control reviews (excluding any services relating to information systems design and implementation); non-statutory audit; project assurance and advice on business and accounting process improvement (excluding any services relating to information systems design and implementation relating to CCEP’s financial statements or accounting records); due diligence in connection with acquisitions, disposals and arrangements in which two or more parties have joint control (excluding valuation or involvement in prospective financial information); income tax and indirect tax compliance and advisory services; employee tax services (excluding tax services that could impair independence); provision of, or access to, Ernst & Young publications, workshops, seminars and other training materials; provision of reports from data gathered on non-financial policies and information; and assistance with understanding non-financial regulatory requirements. CCEP operates a two-tier system for audit and non-audit services. For audit related services, the Audit Committee has a pre-approved aggregate level, within which specific work may be approved by management. Non-audit services, including tax services, are pre-approved for management to authorise per individual engagement, but above a defined level must be approved by the chairman of the Audit Committee or the full committee. The Audit Committee has delegated to the chairman of the Audit Committee authority to approve permitted services provided that the chairman reports any decisions to the committee at its next scheduled meeting. Any proposed service not included in the approved service list must be approved in advance by the Audit Committee chairman and reported to the committee, or approved by the full Audit Committee in advance of commencement of the engagement.
The Audit Committee evaluates the performance of the auditors each year. The audit fees payable to Ernst & Young are reviewed by the committee in the context of other global companies for cost effectiveness. The committee keeps under review the scope and results of audit work and the independence and objectivity of the auditors. External regulation and CCEP policy requires the auditors to rotate their lead audit partner every five years. (See Note 16 of the Consolidated Financial Statements for details of fees for services provided by auditors.)

P a g e | 192

20 F table of cross references

Part 1		Page
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A - Selected financial data.	178-179, 190-191
	B - Capitalization and indebtedness.	n/a
	C - Reason for the offer and use of proceeds.	n/a
	D - Risk factors.	27 - 35
Item 4	Information on the Company
	A - History and development of the company.	14, 167, 171, 183
	B - Business overview.	14-23, 27-35, 101, 106, 172-173, 186
	C - Organizational structure.	101, 155-157
	D - Property, plants and equipment.	183, 187-188
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A - Operating results.	14-23, 179-181, 185-186
	B - Liquidity and capital resources.	114-115, 119-121, 139-145, 182-184, 187
	C - Research and development, patents and licences, etc.	n/a
	D - Trend information.	14-23, 179-181
	E - Off-balance sheet arrangements.	186
	F - Tabular disclosure of contractual obligations.	187
	G - Safe harbor.	200
Item 6	Directors, Senior Management and Employees
	A - Directors and senior management.	38-45, 167-171
	B - Compensation.	61-78, 122-127
	C - Board practices.	38-45,47-60, 167-171
	D - Employees.	21, 129, 171
	E - Share ownership.	75-76, 170
Item 7	Major Shareholders and Related Party Transactions

P a g e | 193

	A - Major shareholders.	82
	B - Related party transactions.	131-133
	C - Interests of experts and counsel	n/a
Item 8	Financial Information
	A - Consolidated Statements and Other Financial Information.	14-23, 96-157
	B - Significant Changes.	155
Item 9	The Offer and Listing.
	A - Offer and listing details.	171
	B - Plan of distribution.	n/a
	C - Markets.	n/a
	D - Selling shareholders.	n/a
	E - Dilution.	n/a
	F - Expenses of the issue.	n/a
Item 10	Additional Information.
	A - Share capital.	n/a
	B - Memorandum and articles of association.	174-177
	C - Material contracts.	173-174
	D - Exchange controls.	178
	E - Taxation.	188-190
	F - Dividends and paying agents.	n/a
	G - Statements by experts.	n/a
	H - Documents on display.	177-178
	I - Subsidiary Information.	155-157
Item 11	Quantitative and Qualitative Disclosure about Market Risk.	116-119, 142-145
Item 12	Description of Securities Other than Equity Securities.
	A - Debt Securities.	n/a
	B - Warrants and Rights.	n/a
	C - Other Securities.	n/a
	D - American Depository Shares.	n/a
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies.	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.	n/a
Item 15	Controls and Procedures.	191
Item 16	Reserved
Item 16A	Audit committee financial expert.	57
Item 16B	Code of Ethics.	48
Item 16C	Principal Accountant Fees and Services.	131, 191
Item 16D	Exemptions from the Listing Standards for Audit Committees.	n/a

P a g e | 194

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	n/a
Item 16F	Change in Registrant’s Certifying Accountant.	n/a
Item 16G	Corporate Governance.	48
Item 16H	Mine Safety Disclosure.	n/a
Part III
Item 17	Financial Statements.	n/a
Item 18	Financial Statements.	96-157
Item 19	Exhibits.	195

P a g e | 195

Exhibits

The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov.

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 3 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.1
Shareholders’ Agreement by and among the Company, Olive Partners S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG (incorporated by reference to Annex C to the proxy statement/prospectus contained in CCEP’s Form F-4/A registration statement filed with the SEC on April 11, 2016).

Exhibit 4.2
Registration Rights Agreement by and among the Company and the shareholder parties thereto (incorporated by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by Coca-Cola Enterprises, Inc. with the SEC on August 12, 2015).

Exhibit 4.3
Form of Bottler’s Agreement entered into between The Coca-Cola Company and the bottling subsidiaries of CCEP (incorporated by reference to Exhibit 10.7 to the Company’s Form F-4/A registration statement filed with the SEC on April 7, 2016).

Exhibit 4.4	Coca-Cola European Partners plc Long-Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.1 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.5
Rules of the Coca-Cola Enterprises Belgian, Coca-Cola Enterprises Services Belgium and Luxembourg Stock Savings Plan (incorporated by reference to Exhibit 4.3 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).

Exhibit 4.6	Trust Deed and Rules of Coca-Cola Enterprises UK Share Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.7
The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 99.1 to Coca-Cola Enterprises, Inc.’s Current Report on Form 8-K filed on February 9, 2012).

Exhibit 4.8
The Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan As Amended and Restated (Effective December 14, 2010) (incorporated by reference to Exhibit 10.9.1 to Coca-Cola Enterprises, Inc.’s Annual Report on Form 10-K filed on February 14, 2011).

Exhibit 4.9
Deed of Assumption and Replacement relating to Equity Awards of Coca-Cola Enterprises, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Post-Effective Amendment No. 1 on Form S-8 to Form F-4 registration statement filed with the SEC on June 1, 2016).

Exhibit 4.10
Transaction Master Agreement dated August 6, 2015 (as amended on December 14, 2015 and April 7, 2016 by the Amendment and Restatement Deed) among Coca-Cola Enterprises Inc., Coca-Cola European Partners Limited, Orange MergeCo, LLC, Orange U.S. HoldCo, LLC, European Refreshments, Coca-Cola GmbH, Vivaqa Beteiligungs GmbH & Co. KG and Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.) (incorporated by reference to Annex A to the proxy statement/prospectus contained in CCEP’s Form F-4/A registration statement filed with the SEC on April 11, 2016).

Exhibit 4.11
Merger Agreement dated August 6, 2015 among Coca-Cola Enterprises Inc., Coca-Cola European Partners Limited, Orange MergeCo, LLC and Orange U.S. HoldCo, LLC (included as Annex B to the proxy statement/prospectus contained in the Company’s Form F-4/A registration statement filed with the SEC on April 11, 2016).

Exhibit 4.12
Olive Contribution Agreement by and between the Company and Olive Partners, S.A. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Coca-Cola Enterprises, Inc. with the SEC on August 12, 2015).

Exhibit 4.13
Black Contribution Agreement by and among the Company, European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. KG (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Coca-Cola Enterprises, Inc. with the SEC on December 15, 2015).

Exhibit 4.14
Olive Framework Agreement (English translation) (incorporated by reference to Exhibit 10.5 to the proxy statement/prospectus contained in the Company’s Form F-4 registration statement filed with the SEC on December 15, 2015).

Exhibit 8	List of Subsidiaries of the Company (included in Note 27 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell
Exhibit 12.2	Rule 13a-14(a) Certification of Nik Jhangiani
Exhibit 13	Rule 13a-14(b) Certifications
Exhibit 15.1	Consent of Ernst & Young LLP, UK
Exhibit 15.2	Consent of Ernst & Young LLP, US
The total amount of long-term debt securities of the Company and its subsidiaries authorised under any one instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the SEC on request.

P a g e | 196

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report and Form 20-F on its behalf.

Coca-Cola European Partners plc

_____/s/ Damian Gammell______
Damian Gammell
Chief Executive Officer
11 April 2017

P a g e | 197

Glossary

Unless the context otherwise requires, the following terms have the meanings shown below:

Admission	the date of the Company’s admission to the UK market (28 May 2016)
AGM	Annual General Meeting
Articles	Articles of Association of Coca-Cola European Partners plc
ATC	Affiliated Transaction Committee
Board	Board of Directors of Coca-Cola European Partners plc
Brexit	the potential departure of the UK from the EU
Bribery Act	the UK Bribery Act 2010
Business Unit	a business unit of the Group
CAGR	compound annual growth rate
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEG or Coca-Cola Erfrischungsgetränke or Germany	Coca-Cola Erfrischungsgetränke GmbH
CCEP or the Group	Coca-Cola European Partners plc and its subsidiaries and subsidiary undertakings from time to time
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A.U.
CDP	formerly known as the Carbon Disclosure Project
CEO	Chief Executive Officer of Coca-Cola European Partners plc
CFO	Chief Financial Officer of Coca-Cola European Partners plc
CGU	cash generating units
the Chairman	the Chairman of Coca-Cola European Partners plc
Cobega	Cobega, S.A.
the Coca-Cola system	comprises The Coca-Cola Company and more than 250 bottling partners worldwide
the Code	The UK Corporate Governance Code (September 2014 edition)
CODM	chief operating decision maker
the Committee(s)	the five committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Corporate Social Responsibility and Affiliated Transaction Committees
the Committee Chairmen	the Chairmen of the Committees
Committee member(s)	member(s) of the Committees
the Companies Act	the UK Companies Act 2006, as amended
the Company	Coca-Cola European Partners plc
Company Secretary	the Company Secretary of Coca-Cola European Partners plc
COO	Chief Operating Officer of Coca-Cola European Partners plc
CSR	Corporate Social Responsibility
CTA	Contractual Trust Arrangement
the Directors	the directors of Coca-Cola European Partners plc
DEFRA	UK Department for Environment, Food and Rural Affairs
DJSI	Dow Jones Sustainability Index
the DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EBITDA	Earnings before interest, tax, depreciation and amortisation
EEA	European Economic Area
EPS	Earnings per share
Equity Proportion
The total number of shares held by European Refreshments or Olive Partners (as applicable) divided by the total number of shares in issue, expressed as a percentage (and as further defined in the Articles)

EU	European Union
European Refreshments or ER	European Refreshments, a wholly-owned subsidiary of TCCC
FCPA	US Foreign Corrupt Practices Act of 1977
FIFO	first-in, first-out method

P a g e | 198

FMCG	fast-moving consumer goods
FPI	foreign private issuer, a term that applies to the Company under the rules of the New York Stock Exchange, where it is not a domestic US company
the FRC	the Financial Reporting Council
FRS	Financial Reporting Standards
GAAP	Generally Accepted Accounting Principles
GHG	greenhouse gas
the Group or CCEP	Cola-Cola European Partners plc and its subsidiaries and subsidiary undertakings from time to time
HMRC	the UK’s tax authority, Her Majesty’s Revenue and Customs
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IAS Regulations	International Accounting Standards (IAS) Regulations relate to the harmonisation of the financial information presented by issuers of securities in the European Union
IEA	International Energy Agency
IFRS	International Financial Reporting Standards
Initial INEDs	independent non-executive directors who were appointed to the Company’s Board on completion of the Merger
the IRC	the US Internal Revenue Code of 1986, as amended
ISO	International Organisation for Standardisation
the Leadership Team	the CEO and his direct senior leadership reports
the Listing Rules	the Listing Rules of the UK Financial Conduct Authority
LTIP	Long-Term Incentive Plan
the Merger
the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners and Coca-Cola Erfrischungsgetränke GmbH

NARTD	non-alcoholic ready to drink
NGO	non-governmental organisation
NYSE	New York Stock Exchange
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
the Official List
the Official List is the list maintained by the Financial Conduct Authority of securities issued by companies for the purpose of those securities being traded on a UK regulated market such as Euronext London

Olive Partners	Olive Partners S.A.
the Paris climate agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference
PET	Polyethylene terephthalate
the Remuneration Policy	the Remuneration Policy as set out in the Company’s Directors’ Remuneration Report
the Prospectus
the prospectus dated 25 May 2016 issued to investors regarding the admission to the standard listing segment of the Official List and to trading on Euronext London and the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges (together the Spanish Stock Exchanges)

PSU	performance stock units
ROIC	return on invested capital
RSU	restricted stock units
SEC	Securities Exchange Commission of the US
the Shareholders’ Agreement	the shareholders’ agreement dated 28 May 2016 between Coca-Cola European Partners plc and Olive Partners. S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. Kg
Shares	ordinary shares of €0.01 of Coca-Cola European Partners plc
SID	Senior Independent Director
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges

P a g e | 199

TCCC	The Coca-Cola Company
TSR	total shareholder return
UK Accounting Standards	Financial Reporting Standards (FRSs) and Financial Reporting Exposure Drafts (FREDs) issued by the Accounting Standards Board (ASB)
UNESDA	Union of European Soft Drinks Associations
unit case	Approximately 5.678 litres or 24 servings, a typical volume measurement unit.
US GAAP	the US Generally Accepted Accounting Principles
WEEE	EU Directive on Waste Electrical and Electronic Equipment
WRI/WBCSD GHG Protocol	World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol
YGL	Young Global Leader

Useful Addresses
Registered Office
Coca-Cola European Partners plc
Pemberton House
Bakers Road
Uxbridge
UB8 1EZ
Registered in England and Wales
Company number: 09717350
Share Registration

US Shareholders:	Shareholders in Europe and outside the US:
Computershare 33 North LaSalle Street Suite 1100 Chicago IL 60602 +1 312 499 - 7033	Computershare The Pavilions Bridgewater Road Bristol BS13 8AE +44 (0)370 702 0003
Report Ordering:
Shareholders who have not previously requested a paper copy of the Annual Report but would like to receive one, which will be despatched after 12 May 2017, can make their request by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639.

P a g e | 200

Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc (the Company) and Group. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s and the Group’s historical experience and its present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks and uncertainties include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in its tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of its respective products; an inability to protect its respective information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to its respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to its respective products or business operations; changes in accounting standards; an inability to achieve its respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of its respective counterparty financial institutions; an inability to implement its previously announced actions to reinvigorate growth, or to realise the economic benefits it anticipates from these actions in a timely manner; failure to realise a significant portion of the anticipated benefits of its respective strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or it or its respective partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to successfully manage the possible negative consequences of its respective productivity initiatives; global or regional catastrophic events; and other risks discussed elsewhere in this Annual Report and Form 20-F. As a result, the Company’s or the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in the Company’s or the Group’s forward-looking statements. Additional risks and factors which may impact the Company’s or the Group’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under the applicable rules, laws and regulations. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of its respective public statements may prove to be incorrect.

P a g e | 201

Coca-Cola European Partners plc

Registered office:
Pemberton House
Bakers Road
Uxbridge UB8 1EZ

Registered in England and Wales
Company number: 09717350

www.ccep.com

Designed and produced by Radley Yeldar ry.com

This report has been printed on Cocoon Silk a paper which is certified by the Forest Stewardship Council® and contains 100% recycled waste. The paper is Process Chlorine Free (PCF) made at a mill with ISO 14001 environmental management system accreditation. This report was produced using the pureprint® environmental print technology, a guaranteed, low carbon, low waste, independently audited process that reduces the environmental impact of the printing process. Printed using vegetable oil based inks by a CarbonNeutral® printer certified to ISO 14001 environmental management system and registered to EMAS the Eco Management Audit Scheme.

FSC www.fsc.org RECYCLED Paper made from recycled material FSC® C022913