Form 20-F
period 2018-12-31
COCA-COLA EUROPEAN PARTNERS plc
filed 2019-03-14
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-37791

COCA-COLA EUROPEAN PARTNERS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive offices)

Contact
(Clare Wardle, General Counsel & Company Secretary, +44 (0)1895 231 313, Secretariat@ccep.com, Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Ordinary Shares of €0.01 each	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 474,920,066 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer,"accelerated filer, and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

COCA‑COLA EUROPEAN PARTNERS PLC GREAT BEVERAGES GREAT SERVICE 2018 INTEGRATED REPORT AND FORM 20-F GREAT PEOPLE COCA‑COLA EUROPEAN PARTNERS PLC 2018 INTEGRATED REPORT AND FORM 20-F

Coca-Cola European Partners is the world’s largest independent Coca-Cola bottler by revenue. Our people make, sell and distribute the world’s best loved drinks across 13 countries in Western Europe. In two years, we’ve enhanced our position as a leader in one of the largest consumer goods sectors in some of Europe’s most signiﬁcant markets. Today, with a strong foundation in place, we’re ready to take the next step in our journey. Our business environment is changing – and we need to change too. By LEARN ABOUT WHAT WE DO ON PAGES 6-7 READ ABOUT OUR SUSTAINABILITY ACTION increasing our focus on our customers’ PLAN, THIS IS FORWARD, ON PAGES 30-39 needs, evolving our portfolio in line SEE OUR REPORT ONLINE AT IR.CCEP.COM/FINANCIAL-REPORTS/ with changing consumer needs ANNUAL-REPORTS and tastes, and taking action on None of the websites referred to in this Annual Report on Form 20-F for the year sustainability, we’re paving the way ended 31 December 2018 (the Form 20-F), including where a link is provided, nor any for long-term, sustainable growth and of the information contained on such websites, are incorporated by reference in shared value creation. the Form 20-F. OUR REPORT Governance & Directors’ Report Financial Statements 48 Chairman’s Introduction 94 Independent Auditor’s Reports Strategic Report 49 Board of Directors 104 Consolidated Financial Statements 2 Our Portfolio 50 Directors’ Biographies 109 Notes to the Consolidated Financial 4 Our Operations 55 Senior Management Statements 6 What We Do 57 Corporate Governance Report 151 Company Financial Statements 8 A Conversation with our Chairman 67 Nomination Committee Chairman’s 153 Notes to the Company Financial and CEO Letter Statements 12 Responding to a Changing Landscape 68 Nomination Committee Report 14 Our Strategy 70 Audit Committee Chairman’s Letter Other Information 16 Business Model 71 Audit Committee Report 162 Risk Factors 18 Our People 76 Directors’ Remuneration Report 169 Other Group Information 20 Operating with Integrity 76 Statement from the Remuneration 188 Form 20-F Table of Cross References 22 Business and Financial Review Committee Chairman 190 Exhibits 30 Action on Sustainability – 78 Overview of the Remuneration 192 Glossary This is Forward Policy 195 Useful Addresses 40 Principal Risks 79 Remuneration at a Glance 196 Forward Looking Statements 44 Viability Statement 80 Annual Report on Remuneration 45 Section 172 Statement from the 88 Directors’ Report Directors 91 Directors’ Responsibilities Statement

PERFORMANCE INDICATORS REPORT STRATEGIC FINANCIAL 2018 2017 REVENUE OPERATING PROFIT ON A COMPARABLE BASIS* 11.5 1.6 €11.5BN 11.1 €1.6BN 1.5 REPORT DIRECTORS’ & GOVERNANCE DILUTED EARNINGS PER SHARE FREE CASH FLOW* ON A COMPARABLE BASIS* 2.30 1.13 €2.30 2.12 €1.1BN 1.04 FINANCIAL STATEMENTS FINANCIAL * Please refer to Business and Financial ROIC* (%) Review on page 22 for deﬁnition and reconciliation of non-GAAP ﬁgures to 9.9 GAAP ﬁgures. 9.9% 9.0 OTHER INFORMATION OTHER OPERATIONAL 2018 2017 % PET FROM RECYCLED PET % SUGAR REDUCTION IN OUR SOFT DRINKS SINCE 2015 27.6 11.1 27.6% 24.6 11.1% 4.2 LOST TIME INCIDENT RATE WATER USE RATIO (NUMBER PER 100 FULL TIME (LITRES OF WATER/LITRE EQUIVALENT EMPLOYEES) OF PRODUCT PRODUCED) 1.14 1.61 1.14 1.23 1.61 1.61 For more about our sustainability ENERGY USE RATIO commitments and progress, see pages 30 to 39 (MJ/LITRE OF PRODUCT PRODUCED) 0.317 0.317 0.320 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 1

OUR PORTFOLIO From Coca-Cola trademark soft drinks to organic teas and plant-based beverages, we offer some of the world’s most popular drinks. Our portfolio is evolving to provide drinks for every taste and occasion – with or without sugar. 2018 BRAND CATEGORY VOLUME (ROUNDED)(A) 7.0% WATER JUICES, ISOTONICS 7.5% AND OTHER SPARKLING 22.5% FLAVOURS AND ENERGY SPARKLING – THE WORLD’S BEST-LOVED SOFT DRINKS AND MIXERS. Our range of sparkling soft drinks includes iconic brands such as our trademark COCA-COLA 63.0% Coca-Cola drinks (including Diet and Light TRADEMARK versions) as well as Fanta and Sprite. Coca-Cola Zero Sugar is one of our fastest growing products. We’re expanding our sparkling range with new ﬂ avours for old favourites. Regional products – like Mezzo Mix in Germany – continue to be popular. This category includes our growing portfolio of adult mixers, led by Schweppes(B), Royal Bliss and Fïnley. (A) We report comparable volumes for our Coca-Cola trademark drinks; sparkling ﬂ avours and energy drinks; juices, isotonics and other drinks; and our water brands. As our portfolio evolves and expands we’re also developing ready to drink tea and coffee and plant-based beverages to appeal to new groups of consumers. (B) In Great Britain only. 2 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC ENERGY – WATER – FOR SOME EXTRA STILL, SPARKLING, GET UP AND GO. FLAVOURED, REPORT DIRECTORS’ & GOVERNANCE The popularity of our energy drinks continues to grow. We’re broadening DISTILLED. the range of Monster drinks we produce, and appealing to a wider range of Our waters are the perfect choice consumers with brands like Relentless. for consumers on the move, out and about and in the gym. We’re continuing to expand the presence of GLACÉAU Smartwater across our territories, STATEMENTS FINANCIAL while supporting local favourites like Vio and Chaudfontaine. OTHER INFORMATION OTHER READY TO DRINK JUICES AND OTHER TEAS, COFFEES FRUIT-BASED AND PLANT-BASED DRINKS IN A RANGE DRINKS. OF FLAVOURS. Launched in 2018, Fuze Tea is already As our portfolio evolves, we’re expanding among the top three most popular ready the range of juice drinks we offer. Oasis to drink teas in most of our markets, continues to be popular, while Capri-Sun according to data from Nielsen. We also is now available with new fl avours. launched our fi rst ever range of premium Under the Honest brand, we offer Honest ready to drink cold coffee products with Kids fruit drinks. In 2018, The Coca-Cola the introduction of Honest Coffee (Latte Company acquired Tropico, which will and Mocha). enhance our juice product range in Belgium, France and Luxembourg. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 3

OUR OPERATIONS Iceland We are around 23,300 people servicing customers in one million outlets across 13 countries in Western Europe. We are a European business and we invest, employ, manufacture and distribute locally, maintaining a strong commitment to the wellbeing of our communities. Our success is built on three pillars: great beverages, 14.2BN litres of our brands great service and great people. sold annually READ MORE ABOUT HOW WE ARE RESPONDING TO A CHANGING LANDSCAPE ON PAGE 12 Around 23,300 employees 300M consumers 47 manufacturing sites 5 markets in which 27.6% we support the of the PET we used Special Olympics – in 2018 was from the world’s largest sports organisation for recycled PET children and adults with intellectual disabilities 4 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

100% of the electricity we 100% purchased in 2018 was electric vehicle REPORT STRATEGIC from renewable sources ﬂeet for 100 sales representatives and installation of 176 charging points at the HQ in Norway Norway Sweden GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE 66% of our sales in Great Britain STATEMENTS FINANCIAL were low or no calorie in 2018 Great Britain INFORMATION OTHER Netherlands We serve Germany Belgium €10M Luxembourg of a €19m investment in a new 1M reﬁllable glass customer bottle line in Socx, outlets France We announced a France 65 €27.9M years since the ﬁrst investment in a new bottling contract can line at our site in was signed in Spain Monaco Ghent, Belgium Andorra Portugal Spain Canary Islands Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 5

WHAT WE DO We create long-term sustainable value by making, selling and distributing the world’s most loved drinks and striving to deliver excellent service to our customers. Our success is driven by our culture and the passion and commitment of our employees. MAKE GREAT SEE OUR BUSINESS MODEL ON PAGES 16-17 TASTING DRINKS SEE OUR THIS IS FORWARD STRATEGY ON PAGES 30-31 Our manufacturing sites make and bottle our wide range of drinks. We’re continuously improving our manufacturing sites and investing in new technologies to make them more efﬁcient and safer for our employees. Approximately 92% of the drinks we sell are produced in the country in which they are consumed. WORK WITH TCCC AND OTHER FRANCHISORS SOURCE RAW The Coca-Cola Company (TCCC) and other franchisors make and MATERIALS sell concentrates, beverage bases We use ingredients such as water, and syrups, own the brands and sugar beet, coffee, juices and syrup are responsible for consumer to make our drinks. We also rely on brand marketing. materials like glass, aluminium, We license these brands and PET, pulp and paper to make our purchase the concentrates, packaging. We require all our beverage bases and syrups to suppliers to meet strict targets make, sell and distribute packaged around workplace policies and beverages to our customers and practices, health and safety, ethics vending partners. and human rights, environmental protection and business integrity. 6 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC WORK CLOSELY WITH CUSTOMERS WHO SELL TO CONSUMERS REPORT DIRECTORS’ & GOVERNANCE Our 6,000 strong sales force works with a huge range of customers – from small local shops, supermarkets and wholesalers to restaurants, bars and sports stadiums – so consumers can DISTRIBUTE TO enjoy one of our great products wherever they are and whenever they want. We OUR CUSTOMERS also provide coolers and supply vending machines so people can find our drinks STATEMENTS FINANCIAL We distribute our products to on the go. customers and vending partners by locating our manufacturing sites near to customers and working closely with logistics partners. OTHER INFORMATION OTHER WORK WITH PARTNERS, AIMING TO COLLECT 100% OF OUR PACKAGING Although the vast majority of our bottles and cans are recyclable, they don’t always end up being recycled. That needs to change. We’re determined to lead the way towards a circular economy where 100% of our packaging is collected, reused or recycled, so that none of it ends up as litter or in the oceans. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 7

A CONVERSATION WITH OUR CHAIRMAN AND CEO WINNING TODAY, TO WIN TOMORROW “ BUILDING ON OUR CURRENT MOMENTUM AND FOCUSING ON THE OPPORTUNITIES AHEAD, WE CAN WIN TODAY TO WIN TOMORROW.” Sol Daurella, Chairman Damian Gammell, Chief Executive Ofﬁcer 8 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC WINNING TODAY, REPORT DIRECTORS’ & GOVERNANCE FINANCIAL STATEMENTS FINANCIAL TO WIN TOMORROW INFORMATION OTHER Our journey since the Merger Together with TCCC, we’ve taken a close look at what the long-term future holds for our industry, and developed | CCEP is a young company, but we’ve come a long way an ambitious but realistic vision for growth over the next since our formation just two years ago. We’re the largest 10 years. To realise this vision, we’re investing in core, independent Coca-Cola bottler by revenue, with a leading best in class capabilities that will support our growth and portfolio of brands supported by a sales force of over 6,000 set us apart to win. people in Europe. Our journey is just beginning, but I’m very proud of everything we’ve achieved so far, and of the passion Adapting to our changing consumer and customer and hard work our employees show every day. landscape will require a new mindset and different ways of working. We’re in a very exciting position. From the great Following the Merger, we focused on three objectives to get people who work at CCEP, to the experienced leadership us to where we are today. Firstly, we took some bold strategic and strategy we have in place, and our strong commitment decisions, resetting the base to focus on driving profitable to sustainability, I’m confident we can succeed. revenue growth. Secondly, we launched a programme of business integration to deliver Merger synergies. Thirdly, we identified long-term strategic opportunities, and began to Growth opportunity position ourselves to build for the future. We have delivered | It’s clear there’s a massive opportunity ahead of us. against these objectives, creating consistent revenue growth Between now and 2028, we believe there is an incremental and shared value for all our stakeholders. retail sales opportunity in our markets of €30 billion. As a But CCEP was always about a bigger and bolder vision than leader in the non-alcoholic ready to drink category across simply delivering the Merger. Now, with a strong platform in our territories, we’re in an ideal position to take advantage place, we’re ready to draw a line under the first chapter in our of this opportunity. story and move on to the next. Our long-term growth plan has two pillars: diversifying our portfolio and packaging, and transforming our route to market. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 9

A CONVERSATION WITH OUR CHAIRMAN AND CEO CONTINUED Diversifying our portfolio and packaging Mid-term objectives | Consumer habits are changing and the range of drinking | We announced our mid-term objectives at our analyst motivations and occasions is growing constantly. CCEP and and investor event in Germany in September 2018. We TCCC are well placed to respond. We’re investing in richer believe we can deliver low single digit revenue growth which consumer insights to help us understand these changes and we hope, alongside our ongoing focus on cost control and where we should focus our resources. productivity efﬁciencies, will translate into mid single digit operating proﬁt growth. We expect this will drive free cash For example, while we continue to support our core sparkling ﬂow of at least €1 billion per annum over the medium term. brands, we’re already diversifying our portfolio to include more non-sparkling drinks such as ready to drink teas, coffees and plant-based drinks. In 2018 we launched Impact of soft drink industry taxes Fuze Tea – a low-calorie, premium ice tea range that’s already the number three ready to drink tea in most of our | As part of our strategy to diversify our portfolio, we want markets, according to data from Nielsen. We expect 80% to offer an even greater choice of low and no sugar drinks. of growth in our industry to come from the non-sparkling We have reformulated many of our recipes to reduce sugar category over the next 10 years. across many of our brands, as well as making low and no sugar versions of our drinks easier to ﬁnd. Since 2015, we’ve We’re also responding to changing consumer attitudes to reduced the average sugar per litre in our soft drinks by packaging. The shift from large, weekly shopping for large 11.1%, exceeding our 10% target two years ahead of households, to smaller, more regular shopping for smaller schedule. In 2018, 45% of our sales came from low and no households is driving the popularity of our smaller packs. calorie drinks and in Belgium, Great Britain and Spain we Similarly, we’re responding to demand for more premium already meet our target of 50%. products with more small glass bottles. As well as responding to the needs of our communities and helping us adapt to the regulatory environment, this Transforming our route to market strategy is also creating value for our shareholders. For example, Coca-Cola Zero Sugar led growth in the portfolio, | As consumer behaviour changes, so do our customers. with volume increasing 11% in 2018. Historically our sector has viewed customers in two large groups – those who sell products for drinking at home, and those who sell products for drinking away from home. It’s Sustainability clear that model is outdated. | At CCEP, we want sustainability to underpin every We’re changing our business to reﬂect more diverse part of how we do business. In 2017, together with TCCC, customer segments. We’re using insights to be clear on the we launched This is Forward, our sustainability action plan. opportunity in each category, which consumers shop in Building on 10 years of focused work on sustainability, and those categories and which products we need to target for based on extensive stakeholder consultation, this ambitious each category. plan sets out three action areas on drinks, packaging and We expect to see growth across all our channels, particularly society, and three supporting actions on water, climate and away from home – an area where we are underrepresented supply chain, with a series of clear, measurable targets for today. This presents a big opportunity for us to gain market each of these areas. share and grow revenue. The importance of this plan to our long-term strategy is reﬂected in the structure of our annual report. This year, for the ﬁrst time, we have decided to release an integrated Investing to deliver report, with progress on our sustainability commitments | We invested signiﬁcantly in 2018 to make these plans a disclosed alongside our ﬁnancial performance. reality, and will continue to do so in 2019. We are: As with all areas of our business, our sustainability plan is • Harnessing market leading digital tools and technology so underpinned by a strong governance framework, with our employees can focus on what matters most – serving progress overseen by our Corporate Social Responsibility our customers. It’ll be easier and quicker for customers to (CSR) Committee. order our products, get support and grow their business in partnership with CCEP The insights of our stakeholders continue to play an integral • Adding new manufacturing lines and capabilities so we role in shaping our sustainability plan and we talk with them can produce a broader selection of drinks, in a wider regularly to ensure we understand their views and concerns. range of packs so our customers can attract new groups For example, in 2018 we held the second of our OPEN series of consumers of stakeholder discussions in the Netherlands. During the • Creating the best sales force, with bespoke teams for new event we talked about the progress we had made on each products and dedicated support for every type of customer of our This is Forward commitments and the challenges and opportunities we faced over the year. More than 600 Together, these investments will create a step change in the stakeholders took part in the event, including customers, experience we provide for our customers. We believe that our journalists, students and non-governmental organisations new consumer insights and customer segmentation will (NGOs). drive better long-term conversations with our customers and help our sales force be more effective in each customer visit. READ MORE ABOUT OUR SUSTAINABILITY PLAN AND OUR PROGRESS AGAINST OUR TARGETS ON PAGES 30-39 10 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Single use plastic As part of our commitment to diversity, we’ve pledged that 40% of management positions at CCEP will be | The world has a serious plastic waste problem and as held by women by 2025. In 2018, women held 35.6% a major producer of packaging we’re determined to play a of management positions. leading role in finding solutions. As part of our sustainability action plan we’ve made a number of commitments to reduce In November, to mark the first anniversary of our This is the impact of our packaging. In 2018, 27.6% of the PET we Forward action plan, we launched a new volunteering policy used to make our PET bottles was rPET and 98% of the that enables all CCEP employees to dedicate up to two REPORT STRATEGIC packaging we used was recyclable. paid working days a year to volunteer for a charity or cause of their choice. Plastic is a complex issue. On the one hand, far too much plastic packaging ends up as litter or in our oceans. On the To be a great company, we also need to conduct our other, plastic can be a highly sustainable packaging material business in the right way. That means acting with integrity that’s easy to recycle, with a lower carbon footprint than and accountability in all of our actions and business aluminium or glass. At CCEP, we believe the answer lies in relationships. Through our Code of Conduct, we ensure that building a circular economy, where 100% of our primary this mindset is ingrained throughout our culture at CCEP. packaging is collected and reused. We’re looking at ways to make closed loop recycling a reality by supporting well designed deposit return schemes and partnering with local What next? GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE household collection schemes, as well as investing in the | In two years we’ve established CCEP as a strong, rPET supply chain and PET reprocessing infrastructure. profitable business. Through our close alignment with TCCC, and thanks to our experienced leadership team and Board of In 2018, we also introduced a number of initiatives to reduce Directors, we’ve delivered consistent value for shareholders. single use plastic in our packaging. This included replacing shrink wrap with cardboard on our 10 x 15cl cans in Belgium, Now I’m excited to move onto the next phase of our journey. France, Germany, Luxembourg and the Netherlands. We are As we look forward to the next 10 years, I’m confident we also actively supporting anti-litter programmes across all have the right operating model for long-term growth, and our territories. the scale and talent to deliver it. By building on our current FINANCIAL STATEMENTS FINANCIAL momentum while focusing on the opportunities ahead, READ MORE ABOUT OUR PACKAGING COMMITMENTS I’m confident we can win today to win tomorrow. AND ACTIONS ON PAGE 33 Thank you Relationship with TCCC | None of this would be possible without the hard work | TCCC is much more than an important shareholder in and dedication of our employees across Western Europe. I’m CCEP. Both companies are closely aligned on strategy, INFORMATION OTHER consistently impressed by their expert local knowledge and sharing the same vision of where we’re going and how to get passion for our brands and our business. I’m grateful for all there. Over the past two years we’ve had to make some bold they do every day to serve our customers and communities. decisions to reset our business following the Merger, and TCCC has been very supportive in helping us take those I would also like to thank my fellow Directors for their decisions. For example, moving away from big promotions on contribution. In particular, I would like to thank J. Alexander our packs and adopting smaller, premium packs, which are M. Douglas, Jr and Francisco Ruiz de la Torre Esporrín, who now driving growth. We’re currently working closely with stepped down in March 2018, and Véronique Morali, who TCCC to decide on the right priorities to grow our share in the stepped down at the end of 2018. I was very pleased to non-alcoholic ready to drink space. welcome Francisco Crespo Benítez and Álvaro Gómez-Trénor Aguilar in March 2018 and Nathalie Gaveau from the start of 2019. Culture at CCEP | On behalf of both Sol and myself, I’d like to thank all | Although CCEP is a big business, in many ways we need of our shareholders and investors for their ongoing support. to act like a small business. To accelerate our performance We look forward to continuing our journey with all of our and adapt quickly to changing customer and consumer partners and stakeholders in 2019. expectations, it’s vital that we continue to nurture an entrepreneurial mentality. In 2018, we continued to invest in Sol Daurella, Chairman building the right culture at CCEP, with a focus on agile ways Damian Gammell, Chief Executive Officer of working and creating an ownership mindset where people feel empowered and confident to take appropriate risks and win together. Diversity is also critically important for our culture, and something that the Board and I personally feel very passionate about. I’m convinced that the more we foster a diverse and inclusive culture at CCEP, the more we will succeed as a business. We know that a wide diversity of views, cultural standpoints and experiences drives creativity and innovation, and keeps us better attuned to the needs of the customers and consumers we serve. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 11

RESPONDING TO A CHANGING LANDSCAPE From increasing demands for At CCEP, we have built a business model transparency to shifts in drinking that ensures we can adapt and thrive in habits, our business is being impacted this changing environment. by a range of major market trends. MACRO TRENDS DEMAND FOR CHANGING CUSTOMER TRANSPARENCY ENVIRONMENT As consumers become more health Our customer base is evolving quickly conscious, they’re asking for more through consolidation and the growing information about the drinks they importance of discounters and consume. At the same time, governments e-commerce. As consumer habits shift, and regulators are also demanding customer channels are also changing, increasing transparency from companies, with signiﬁcant growth in the away both through packaging labelling from home channel expected in and reporting. the years ahead. SUSTAINABILITY EVOLVING We are listening to feedback from our stakeholders and responding CONSUMER NEEDS to concerns from consumers, Consumers’ drinking motivations governments and and occasions are becoming more non-governmental organisations varied. Today, consumers want on key sustainability issues. different drinks to suit a range of Importantly, we are taking action moments and occasions, whether on these issues. These include it’s an indulgent treat, a pick me single use plastic, packaging up on the way to work or a drink and concerns about health as part of a healthy lifestyle. and obesity. DIGITAL LIFESTYLES As digital technology becomes ever more ingrained in consumers’ lives, shoppers are increasingly attracted to digital solutions that make the purchasing experience easier and more convenient. As a result, our customers are moving towards digital platforms and other technologies that meet and anticipate those needs. 12 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE CCEP’S RESPONSE DEMAND FOR CHANGING CUSTOMER TRANSPARENCY ENVIRONMENT STATEMENTS FINANCIAL We’re committed to providing clear, We’re making major investments in our transparent information about customer service model, improving the ingredients, nutrition and portion sizes way we segment our customers to align on our packaging, as well as on our more closely with consumer behaviour. website. We also publish information We’re also focused on increasing the about us and our performance through efﬁciency of our sales force by investing regular disclosures such as this report. in technology, particularly in the away INFORMATION OTHER from home channel. EVOLVING SUSTAINABILITY CONSUMER NEEDS Through our sustainability action plan, We’re diversifying our drinks portfolio and This is Forward, we’re taking action on the packaging. As well as reinvigorating our sustainability areas where we know we core drinks categories through product can have the most impact. This includes innovation and new recipes, we’re also aiming to collect all of our packaging and expanding our presence in exciting new reducing the sugar in our drinks. areas such as ready to drink organic teas and coffees. DIGITAL LIFESTYLES We’re working closely with our customers to share our insights into how digital technology is shaping consumer behaviour and blurring traditional sales channels. To reﬂect these changes, we’re also investing in technology to better serve our customers and employees, drive efﬁciencies and become a more digital ready business. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 13

OUR STRATEGY Our business decisions are guided for delivering our strategy, ensuring by ﬁve key strategic imperatives. we increase shareholder value return Together, they give us a framework over the long term. Our customers are at the heart of our business. We’re focused on creating long-term value for them through world class and CUSTOMER AND segmented execution. We do this by getting the right drinks in the right packs in the right place – and by being a company that’s easy EXECUTION CENTRIC to do business with. We’ll capture top line revenue growth opportunities by adapting to TOP LINE our changing market, and anticipating and meeting the evolving needs REVENUE GROWTH of customers and consumers. This will create sustainable value. We’ll be competitive in everything we do – in the market, our FUTURE cost base and our supply chain – investing in technologies and encouraging agile ways of working that will drive efﬁciencies COMPETITIVENESS across every part of our business. Our strategy is underpinned by This is Forward, our sustainability SUSTAINABILITY AND action plan. Through the plan, we’ll address key global sustainability issues where we know we can make a difference, STAKEHOLDER EQUITY in line with the priorities and concerns of our stakeholders. We’ll nurture a diverse, modern workplace where everyone’s experience is valued, and where people are empowered to succeed. Our culture is rooted in the entrepreneurial spirit that the ﬁrst CULTURE AND Coca-Cola bottlers in Europe embodied. This drives us to move quickly, have a passion for growth and a commitment CAPABILITY to our customers. We also strive to listen to, and care about, our stakeholders and their views. 14 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE We’ll transform our route to market, targeting the customer segments with the biggest opportunity for growth. We’ll also be more sophisticated in deciding which drink should be in which outlet to meet the need for speciﬁc occasions, particularly in STATEMENTS FINANCIAL the away from home environment. We’ll continue to put the right focus on value over volume, for example, through our small size premium packs. We’ll evolve our portfolio in line with what consumers want, offering great drinks INCREASED INFORMATION OTHER for every taste and occasion. And we’ll strengthen our presence in the growing away from home channel. SHAREHOLDER VALUE RETURN That includes accelerating our digital transformation, as well as optimising the way we work together across our business (for example, through our shared service centre). It also means enhancing our relationships with our supply chain partners to – DELIVER ON OUR GUIDANCE improve productivity and ﬂexibility. – DRIVE ORGANIC REVENUE & PROFIT GROWTH – ACCELERATE CASH GENERATION – DELEVERAGE – INVEST IN MARGIN That includes continuing to offer more choice and less sugar in our ENHANCING PROJECTS drinks, making sure our packaging doesn’t end up as litter or in the oceans, and being a force for good in our communities. – SEEK ATTRACTIVE INORGANIC GROWTH OPPORTUNITIES IN LINE WITH STRATEGY SEE OUR PERFORMANCE INDICATORS ON PAGE 1 We’ll continue to invest in building an inclusive culture and a safe, ethical working environment. We’ll also support our people by investing in tools and technologies, as well as programmes and initiatives that develop capabilities and talent. At all times we will act fairly and with integrity in our business relationships. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 15

BUSINESS MODEL Our stakeholders are part of our business and play a vital role in our success at every stage in our value chain. From the suppliers who provide our raw ingredients, to the communities where we operate and the employees who make and sell our products, we seek to work together with our stakeholders to grow sustainably. We engage with our stakeholders regularly to understand their views on the issues that matter most to them and how best to work together SOURCE RAW towards our common goals. By MATERIALS listening closely to our stakeholders, we ensure their insights shape our business strategy. This is Forward OUR SUPPLIERS Our stakeholders want us to address We work with a network of about 19,000 the social and environmental issues WORK WITH suppliers across our markets. They supply related to our business – including TCCC AND OTHER us with a wide range of commodities and the level of sugar in our drinks and services such as ingredients, packaging, the impact of our packaging on the FRANCHISORS energy, equipment, building and facilities, environment. Their insights on these ﬂeet and logistics services, sales and issues are the foundation of our marketing services, IT and telecoms sustainability action plan, This is and general administration. Forward, which was developed in consultation with our key stakeholders, How we engage consumers and employees across OUR Through our supplier relationship our markets. management process, our procurement teams engage regularly with suppliers Throughout the year we discuss FRANCHISORS so we can build long-term relationships our sustainability commitments We conduct our business primarily and work together on common and progress with our stakeholders, under agreements with TCCC objectives. This includes addressing ensuring that their priorities and a limited number of other key sustainability issues in areas such continue to be reﬂected in our franchisors. These agreements as reducing packaging waste and plan as it develops. generally give us the exclusive right responsible ingredient sourcing. to sell, distribute, and, in most In 2018, we held a meeting in Berlin FOR MORE ABOUT THIS IS FORWARD, cases, make beverages in approved with our key suppliers to discuss our SEE PAGES 30 TO 39 packaging in speciﬁed territories. sustainability strategy. The event brought How we engage together key supply partners across all Risk and governance CCEP has shared long-term growth areas of our business and covered many Our business model is supported by a plans that enable us to create value sustainability issues, with a particular strong governance framework. We are together with our franchisors. To focus on sustainable packaging solutions, mindful of the risks that could affect ensure ongoing discussion, our water and energy. our business, and comply with high management regularly meets with standards of corporate governance. our franchisors at functional and FIND OUT WHAT WE’VE BEEN DOING TO sales and marketing levels. We IMPROVE SUPPLY CHAIN SUSTAINABILITY FOR MORE ABOUT OUR APPROACH invite TCCC to present at our Board ON PAGE 39 TO RISK, SEE PAGES 40 TO 43 meetings on a regular basis. OUR CORPORATE GOVERNANCE REPORT BEGINS ON PAGE 57 READ ABOUT OUR RELATIONSHIP WITH TCCC AND OTHER FRANCHISORS ON PAGE 174 16 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC MAKE GREAT TASTING DRINKS GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE WORK CLOSELY WITH CUSTOMERS WHO SELL TO CONSUMERS WORK WITH PARTNERS, AIMING TO COLLECT 100% FINANCIAL STATEMENTS FINANCIAL OF OUR PACKAGING OUR CUSTOMERS We strive to be our customers’ preferred partner and create value together by responding to changing consumer DISTRIBUTE TO preferences and retail trends. Our INFORMATION OTHER OUR CUSTOMERS operating model is customer centric and focused on the front line. We aim to deliver the strongest execution OUR and reach a broad range of outlets in the marketplace, all the while making OUR EMPLOYEES it easier to do business with us. COMMUNITIES Our business depends on the employees How we engage We have a strong local heritage who make, sell and distribute our We are focused on our customers, with and presence and we recognise the products every day. We foster a diverse, thousands of our employees calling economic, social and environmental inclusive and safe working environment, on them every day. General Managers impact our business has on these where different perspectives are valued regularly engage with customers, along communities. We seek to make a and where everyone has the training, with senior members of the sales teams. positive difference, helping to address tools and opportunity to succeed. We also engage with customers at an the challenges our communities face international level through TCCC’s Global by supporting local partnerships and How we engage Customer Commercial Leadership Group grassroots initiatives. We make sure our employees have where certain international customers How we engage opportunities to voice their views – request this single point of contact within We invest in charitable and community for example, through town hall meetings the Coca-Cola system. This engagement causes in all of our markets and and employee engagement surveys. is limited to our markets under strict our employees regularly take part We share information through our legal protocols. intranet and other communication in volunteering activities to support channels. Our management meets In 2018, we hosted a series of workshops social initiatives in our communities. regularly with works councils and trade with our main customers in Spain and This includes participation in litter unions that represent our employees. Belgium. During the sessions we discussed clean ups and environmental activities Through our Code of Conduct Speak Up our strategy to expand our portfolio, and in supporting young people to channels, employees can seek advice as well as our packaging commitments gain the employability, skills and and raise concerns. and progress. confidence they need to succeed. READ MORE ABOUT OUR PEOPLE READ MORE ABOUT OUR COMMUNITY AND CULTURE ON PAGES 18-19 SUPPORT WORK ON PAGES 34-35 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 17

OUR PEOPLE Our success is determined by the hard work and passion of the people who work at CCEP and we are grateful for everything they do. We employ a huge range of talented people in a wide range of roles. Together, they make CCEP a great company. We provide a supportive, safe and healthy working environment where diversity is valued and people at every level are empowered to succeed. Diversity and equal opportunities OUR PEOPLE STRATEGY We believe that encouraging diversity of ideas, thinking and experience leads to better ways of working and better TOWARDS THE END OF 2018 WE LAUNCHED A business results. We’re committed to building a diverse NEW PEOPLE STRATEGY, WITH DIVERSITY AND workforce and encouraging an inclusive culture. This covers all areas of diversity, including gender, generations, cultural INCLUSION ACTIONS FORMING A CORE PART diversity, disability and sexual orientation. OF THAT PLAN. THE STRATEGY WAS INFORMED As part of our This is Forward sustainability action plan, we have a target of ensuring that at least 40% of our BY THE RESULTS OF OUR FIRST ENGAGEMENT management positions (middle management and above) are held by women by 2025. In 2018, 35.6% of management SURVEY, CARRIED OUT IN JUNE 2018. WE WILL positions were held by women. REPORT ON THIS STRATEGY NEXT YEAR. CCEP is an equal opportunities employer. We make decisions about recruitment, promotion, training and other employment issues solely on the grounds of individual ability, achievement, expertise and conduct. We don’t discriminate on the basis of gender, gender identity, race, colour, religion, ethnicity, cultural heritage, age, social background, mental or physical ability or disability, national origin, sexual orientation or any other reason not related to job performance or prohibited by applicable law. FIND OUT MORE IN OUR SUSTAINABILITY SECTION ON PAGE 34 18 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

We encourage constructive and meaningful dialogue with employees. During consultation, employee representatives have the opportunity to ask questions, share views and propose alternatives to proposals before management takes a ﬁnal decision. Workplace health and safety We’re committed to providing our employees with a safe and REPORT STRATEGIC healthy work environment that safeguards their mental and physical wellbeing. To support this objective, we have a strong health and safety programme that aims to reduce our incident level to zero. In cases where employees are injured or have other mental or physical health issues during employment with CCEP, we make any adjustments to their duties and working environment that are necessary to support their recovery and continued employment. Training and developing talent Information about our safety performance and incident REPORT DIRECTORS’ & GOVERNANCE Across our business, we have a number of training rates will be available on our website from April 2019. programmes and systems to support our people and develop READ THE FULL DETAILS ON talent at every level of our organisation. These include our WWW.CCEP.COM/PAGES/07-1-OUR-EMPLOYEES Accelerate Performance working sessions, as well as tools to identify talent and growth potential among our employees. Community support As part of our support for our local communities, we also From 2019, we will introduce several new training and encourage our employees to take part in a wide range of learning platforms as part of our new people strategy. volunteering activities connected to our sustainability STATEMENTS FINANCIAL Beneﬁts commitments, such as litter pick ups, charity sports events Beneﬁts are available to all employees and vary according or youth mentoring schemes. to the employee’s country and level in the organisation. READ MORE ABOUT OUR SUPPORT FOR They can include medical or dental insurance, life insurance, OUR LOCAL COMMUNITIES ON PAGE 35 eyecare vouchers, holiday time and leave packages to cover sickness, the birth of a child, bereavement or a long-term illness in the family. Depending on the country, level and grade, pension plans and stock purchase plans are also INFORMATION OTHER offered to employees. Share ownership Some of our employees take part in incentive programmes or share ownership schemes that are tied to CCEP’s WORKFORCE DIVERSITY IN 2018 performance. This gives them a direct interest in the Group’s results. See page 171 for more details. Total employees Leadership (Including part-time employees) (including Executive Leadership In Great Britain, we offer an Employee Share Plan (ESP). This Team – senior manager grade)(A) offers a tax efﬁcient mechanism for employees to become shareholders through salary sacriﬁce arrangements. Around 66% of eligible employees took part in the ESP as at 24.2% 35.6% 31 December 2018. 64.4% Communication 75.8% Good communication is an essential part of building a motivated, engaged workforce. We’re committed to communicating clearly and transparently with our 17,672 5,638 1,376 759 employees and their representatives. Board of Directors Directors of subsidiary companies(A) Everyone at CCEP has access to news and information about us in local languages through intranet sites, printed materials and meetings with management. Our 17.6% 22.2% management updates employees on both CCEP’s overall and local performance through these channels, as well as through our published results. 82.4% 77.8% CCEP also meets regularly with European, national and local works councils and trade unions that represent our employees. When required, we consult with employees and 14 3 56 16 their representatives to discuss proposed measures before Male Female making decisions. (A) 13 female and 37 male directors of subsidiary companies are also included in the workforce diversity ﬁgures for leadership. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 19

OPERATING WITH INTEGRITY We live up to our responsibilities as a business by being accountable, ethical and aware of the risks in everything we do. Corporate governance We hold ourselves accountable to the highest standards of corporate governance and public access to information about our company. CCEP has a robust corporate governance structure with a Board of Directors overseeing the interests of all stakeholders. Of the ﬁve committees that support the Board, the Corporate Social Responsibility Committee oversees our sustainability strategy while the Audit Committee oversees the enterprise risk management and ethics and compliance programmes. FOR MORE ABOUT CORPORATE GOVERNANCE AT CCEP, SEE PAGES 57 TO 66 FOR DETAILS ABOUT SUSTAINABILITY GOVERNANCE, VISIT WWW.CCEP.COM/PAGES/04-OPERATING-WITH-INTEGRITY Ethics and compliance Our ethics and compliance programme ensures we are conducting our operations in a lawful and ethical manner. The programme is applicable to our employees, our ofﬁcers and our Directors. It also supports how we work with our customers, suppliers and third parties. 20 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC CODE OF CONDUCT REPORTS BY TYPE Number %(A) GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Avoiding conﬂicts of interest 3 3 Creating an inclusive and respectful workplace 29 27 Dealing fairly with customers, business partners and suppliers 6 6 Delivering high quality products 10 9 Integrity of our business records(B) 38 35 Protecting information 1 1 Respecting global and local laws and customs 1 1 STATEMENTS FINANCIAL Using our assets responsibly – ﬁnancial 1 1 Using our assets responsibly – non-ﬁnancial 4 4 Working in a safe and healthy environment 14 13 Grand total 107 Number of employees resigned or dismissed 35 Number of disciplined employees still employed(C) 40 INFORMATION OTHER (A) Percentage versus overall reports. (B) Not limited only to our ﬁnancial records. Business records include records such as payroll, timecards, travel and expense reports, job applications, quality reports, ﬁeld sales measures, customer agreements and inventory and sales reports. (C) Some cases involve more than one employee. Code of Conduct Raising concerns Our Code of Conduct (CoC) ensures that we act with integrity Any employee who wishes to raise concerns about and accountability in all of our business dealings and wrongdoing at CCEP can do so in a number of different ways, relationships, in compliance with all applicable laws, including contacting a line manager or through our dedicated regulations and policies. Speak Up channels. CCEP does not tolerate any form of retaliation against anyone for making a genuine report or for We expect everyone working at CCEP to adhere to the CoC. cooperating in an investigation. We also expect all third parties who work on our behalf to act in an ethical manner consistent with our CoC. FOR MORE DETAIL, SEE OUR AUDIT COMMITTEE REPORT ON PAGES 71 TO 75 The new CoC for CCEP was launched in 2018. As at 1 31 December 2018, it had been formally adopted in all the Respect for human rights territories in which we operate, as well as our shared service We consider human and workplace rights to be inviolable centre in Bulgaria. All employees are required to do CoC and fundamental to our sustainability as a business. We are training, including as part of the induction process for new committed to ensuring that everyone working throughout our employees. Training on speciﬁc topics related to their roles is operations and within our supply chain is treated with dignity also provided where needed. All people managers receive a and respect. Our principles regarding human rights are set out CoC guide that addresses their responsibilities. This includes in our CoC and further detail is provided in our Human Rights a matrix to help with decision making and guidance on Policy, which is based on accepted international standards situations such as bullying and harassment. such as the United Nations Guiding Principles on Business Preventing bribery and corruption and Human Rights. We aim to prevent all forms of bribery and corruption in our We have a zero tolerance approach to modern slavery of any business dealings. Our CoC sets out our principles and kind within our operations and supply chain. This includes all standards to prevent bribery and corruption, including conﬂicts forms of forced labour and any form of human trafﬁcking. of interest and the exchange of gifts and entertainment. FOR MORE ON OUR APPROACH TO HUMAN RIGHTS AND MODERN SEE THE COC AT IR.CCEP.COM/CORPORATE-GOVERNANCE/ SLAVERY, SEE OUR SUSTAINABILITY SECTION ON PAGE 39 CODE-OF-CONDUCT Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 21

BUSINESS AND FINANCIAL REVIEW Our business CCEP is the world’s largest independent Coca-Cola bottler by revenue, operating in 13 countries in Western Europe and employing around 23,300 people. We are proud of our strong heritage in Western Europe, and as CCEP, we are establishing a compelling track record and platform for proﬁtable growth through our combined experience, scale and reach. In two years, we’ve enhanced our position as a leader in one of the largest consumer goods sectors in some of Europe’s most signiﬁcant markets. Note regarding the presentation of non-GAAP ﬁnancial information We use certain alternative performance measures (non-GAAP performance measures) to make ﬁnancial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and, as such, where clearly identiﬁed, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period ﬁnancial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure. For purposes of this document, the following terms are deﬁned: ‘‘As reported’’ are results extracted directly from our consolidated ﬁnancial statements. ‘‘Comparable’’ is deﬁned as results excluding items impacting comparability, such as restructuring charges, Merger and integration related costs, out of period mark-to-market impact of hedges, litigation provisions and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days. ‘‘Fx-neutral’’ is deﬁned as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates. ‘‘Free cash ﬂow’’ is deﬁned as net cash ﬂows from operations, less capital expenditures and net interest paid, plus proceeds from sales of property, plant and equipment. Free cash ﬂow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary interest payments. ‘‘ROIC’’ is deﬁned as comparable operating proﬁt after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efﬁciency and reﬂects how well the Group generates comparable operating proﬁt relative to the capital invested in the business. ‘‘Net Debt to Adjusted EBITDA’’ Net Debt is deﬁned as the net of cash and cash equivalents less currency adjusted borrowings. Adjusted EBITDA is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year over year ﬁnancial performance. Adjusted EBITDA does not reﬂect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, Adjusted EBITDA does not reﬂect changes in, or cash requirements for, our working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and Adjusted EBITDA does not reﬂect cash requirements for such replacements. The ratio of net debt to Adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted ﬁnancial leverage. “Dividend Payout Ratio” is deﬁned as dividends as a proportion of comparable proﬁt after tax. 22 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Additionally, within this Integrated Report, we provide certain forward-looking non-GAAP ﬁnancial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout 2019. Unless otherwise stated, percentage amounts are rounded to the nearest 0.5% within this section. Year ended 31 December 2018 REPORT STRATEGIC € million % change vs prior year Key ﬁnancial measures(A) Unaudited, fx impact calculated by recasting current year results Comparable at prior year rates As reported Comparable Fx-impact As reported Comparable Fx-impact fx-neutral Revenue 11,518 11,518 (60) 4.0% 4.0% (0.5)% 4.5% Cost of sales 7,060 7,029 (37) 4.5% 4.5% (0.5)% 5.0% Operating expenses 3,158 2,907 (16) 4.0% 2.5% (0.5)% 3.0% Operating proﬁt 1,300 1,582 (7) 3.0% 7. 0% (0.5)% 7.5% Proﬁt after taxes 909 1,120 (4) 32.0% 8.0% (0.5)% 8.5% Diluted earnings per share (€) 1.86 2.30 — 32.0% 8.5% —% 8.5% (A) See Supplementary ﬁnancial information – income statement section for reconciliation of As reported to Comparable ﬁnancial information. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Financial highlights • Reported revenue totalled €11.5 billion, up 4.0% versus prior year, or up 4.5% on an fx-neutral basis. Comparable volume decreased 1.0% while revenue per unit case increased 5.5%. • Reported operating proﬁt was €1.3 billion, up 3.0%. Comparable operating proﬁt was €1.6 billion, up 7.0%, or up 7.5% on a comparable and fx-neutral basis. • Reported diluted earnings per share were €1.86 or €2.30 on a comparable and fx-neutral basis, up 8.5%. • Net cash ﬂows from operating activities were €1.8 billion. Full year free cash ﬂow* was €1.1 billion. • Executed €500 million share buyback. Annual dividend of €1.06 per share, an increase of 26.0% from 2017. FINANCIAL STATEMENTS FINANCIAL * Refer to Liquidity and capital management section for a reconciliation between net cash ﬂows from operating activities and free cash ﬂow. Operational review After our ﬁrst two years as CCEP, we continue to build a company based on three pillars: great beverages, great service and great people. In particular, our great people have delivered on our Merger commitments while continuing to build for the future. Our 2018 results demonstrate this momentum, reﬂecting our ongoing focus on driving proﬁtable revenue growth through strong price and mix realisation and solid in market execution. OTHER INFORMATION OTHER Key operating proﬁt factors during the year included solid revenue growth on a comparable and fx-neutral basis driven by strong revenue per unit case growth. This was partially offset by a 1.0% decline in volume as favourable weather in Great Britain, Germany and Northern Europe over the summer months was not enough to compensate for softer trading in Spain and France, certain strategic portfolio and pricing initiatives, as well as the impact of new soft drinks taxes. Comparable operating margins improved as we broadly maintained our gross margin and continued to realise post-Merger synergy beneﬁts. Reported operating proﬁt totalled €1.3 billion, up 3.0% versus prior year. Comparable operating proﬁt was €1.6 billion, up 7.0% on a comparable basis, or up 7.5% on a comparable and fx-neutral basis. Full year 2018 diluted earnings per share were €1.86 on a reported basis, or €2.30 on a comparable basis. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 23

BUSINESS AND FINANCIAL REVIEW CONTINUED Revenue Revenue totalled €11.5 billion, up 4.0% versus prior year, or up 4.5% on an fx-neutral basis. Full year 2018 revenue per unit case grew 5.5% on a comparable and fx-neutral basis beneﬁting approximately 2.5% from the impact of incremental soft drinks taxes. Volume decreased 1.0% on a comparable basis. Revenue Year ended In millions of €, except per case data which is calculated prior to rounding 31 December 2018 31 December 2017 % change As reported 11,518 11,062 4.0% Adjust: Total items impacting comparability(A) — (7) —% Comparable(B) 11,518 11,055 4.0% Adjust: Impact of fx changes 60 n/a (0.5)% Comparable & fx-neutral 11,578 11,055 4.5% Revenue per unit case(C) 4.64 4.41 5.5% (A) See Supplementary ﬁnancial information – income statement. (B) The change in revenue includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 2.5%. (C) The change in revenue per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 2.5%. On a territory basis in 2018, Iberia revenues were down 1.0% with volume in Spain negatively impacted by unseasonably cold summer weather and weaker tourism trends. Revenue in Germany was up 5.5%. This was driven by of solid growth in glass and cans, as well as the continued beneﬁt from scaling back on large multi pack promotions, which helped drive strong revenue per unit case gains throughout the year. Revenue in Great Britain grew 12.5% supported by underlying gains in revenue per unit case reﬂecting improved promotional effectiveness as well as the impact of the incremental soft drinks taxes. Volume growth in Great Britain was supported by favourable weather and strong execution. Revenue in France was down 1.5% for the year as a result of business disruption from customer negotiations as we focus on price realisation and the reduction of promotional activity. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) was up 6.5%, mainly driven by strong volume gains given favourable weather trends over the summer months led by the Netherlands and Belgium. Year ended 31 December 2018 31 December 2017 Revenue Revenue by geography % of total % of total % change Spain/Portugal/Andorra(A) 23.0% 24.5% (1.0)% Germany 20.5% 20.0% 5.5% Great Britain 20.0% 18.5% 12.5% France/Monaco 15.5% 16.5% (1.5)% Belgium/Luxembourg 8.5% 8.0% 7. 0 % Netherlands 5.0% 5.0% 10.5% Norway 3.5% 3.5% 6.0% Sweden 3.0% 3.0% 3.5% Iceland 1.0% 1.0% (4.0)% Total 100.0% 100.0% 4.0% (A) Spain/Portugal/Andorra is also referred to as Iberia. Comparable volume – selling day shift Year ended In millions of unit cases, prior period volume recast using current year selling days(A) 31 December 2018 31 December 2017 % change Volume 2,493 2,510 (0.5)% Impact of selling day shift n/a 10 n/a Comparable volume – selling day shift adjusted 2,493 2,520 (1.0)% (A) A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. 24 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

On a brand basis volume for full year 2018, volume of sparkling brands decreased 0.5%. Coca-Cola trademark brands declined by 1.5%, where a decline in Coca-Cola Classic offset the growth in Coca-Cola Zero Sugar. Sparkling ﬂavours and energy grew 3.5%, supported by solid performances from Fanta, Schweppes and energy brands. Still brands declined 5.0% driven by a decline of 6.5% in juices, isotonics and other, as well as a 3.0% decline in water. This mainly reﬂects portfolio decisions in the ready to drink tea and water categories. Year ended Comparable volume by brand category 31 December 2018 31 December 2017 Volume REPORT STRATEGIC Adjusted for selling day shift % of total % of total % change Sparkling 85.5% 85.0% (0.5)% Coca-Cola trademark 63.0% 63.5% (1.5)% Sparkling ﬂavours and energy 22.5% 21.5% 3.5% Stills 14.5% 15.0% (5.0)% Juice, isotonics and other 7.5% 8.0% (6.5)% Water 7. 0% 7. 0% (3.0)% Total 100.0% 100.0% (1.0)% Cost of sales Reported cost of sales were €7.1 billion, up 4.5% versus prior year. Comparable cost of sales were €7.0 billion, up 4.5%, or up 5.0% on a comparable and fx-neutral basis. Cost of sales per unit case increased 5.5% on a comparable and fx-neutral basis. REPORT DIRECTORS’ & GOVERNANCE This reﬂects brand mix, higher concentrate costs through the incidence pricing model given strong revenue per unit case growth, as well as approximately 4.0% from the impact of incremental soft drinks taxes. Cost of sales Year ended In millions of €, except per case data which is calculated prior to rounding 31 December 2018 31 December 2017 % change As reported 7,060 6,772 4.5% Adjust: Total items impacting comparability(A) (31) (33) —% Comparable(B) 7,029 6,739 4.5% Adjust: Impact of fx changes 37 n/a (0.5)% STATEMENTS FINANCIAL Comparable & fx-neutral 7,066 6,739 5.0% Cost of sales per unit case(C) 2.83 2.69 5.5% (A) See Supplementary ﬁnancial information – income statement. (B) The change in cost of sales includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 4.0%. (C) The change in cost of sales per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 4.0%. Operating expenses Reported operating expenses were €3.2 billion, up 4.0% versus prior year. Comparable operating expenses were €2.9 billion, INFORMATION OTHER up 2.5% on a comparable basis, or up 3.0% on a comparable and fx-neutral basis. This reﬂects our continued investments for the future partially offset by synergy beneﬁts and a continued focus on managing expenses. Operating expenses Year ended In millions of € except % change 31 December 2018 31 December 2017 % Change As reported 3,158 3,030 4.0% Adjust: Total items impacting comparability(A) (251) (192) (1.5)% Comparable 2,907 2,838 2.5% Adjust: Impact of fx changes 16 n/a (0.5)% Comparable & fx-neutral 2,923 2,838 3.0% (A) See Supplementary ﬁnancial information – income statement. Restructuring and synergy programme During the full year 2018, we recognised restructuring charges totalling €274 million. These charges principally relate to restructuring activities under our integration and synergy programme, supply chain site consolidation in Great Britain and Iberia and other initiatives in Iberia and Germany. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 25

BUSINESS AND FINANCIAL REVIEW CONTINUED Financial position As at In millions of € 31 December 2018 31 December 2017 Assets Non-current assets 15,225 14,880 Current assets 2,991 3,314 Total assets 18,216 18,194 Liabilities Non-current liabilities 7,860 8,222 Current liabilities 3,792 3,287 Total liabilities 11,652 11,509 Total equity 6,564 6,685 Total equity and liabilities 18,216 18,194 Total non-current assets increased €345 million, or 2.5%, from €14.9 billion at 31 December 2017 to €15.2 billion at 31 December 2018. This change was driven by a reclassiﬁcation from current assets of €318 million relating to VAT receivables in Iberia, see Note 21 of the consolidated ﬁnancial statements for further details. Property, plant and equipment had a net increase of €51 million primarily due to higher capital investments year on year, net of depreciation charges and disposals. Total current assets decreased €323 million, or 9.5%, from €3.3 billion at 31 December 2017 to €3.0 billion at 31 December 2018, mainly driven by a reclassiﬁcation to non-current assets of €318 million relating to VAT receivables in Iberia and by working capital movements. Total non-current liabilities decreased by €362 million, or 4.5%, from €8.2 billion at 31 December 2017 to €7.9 billion at 31 December 2018. This change was mainly driven by the decrease in borrowings due to early repayments of €424 million, reclassiﬁcation of maturing borrowings to current from non-current of €349 million, partially offset by the issuance of a €400 million Eurobond in November 2018. Total current liabilities increased by €505 million, or 15.5%, from €3.3 billion at 31 December 2017 to €3.8 billion at 31 December 2018. This change was primarily driven by the €349 million borrowing reclassiﬁcation explained above, an increase of €295 million in trade and other payables driven by working capital movements and increased tax liabilities arising from the incremental effect of sugar and excise tax changes enacted during 2018. This was partially offset by a decrease in commercial paper outstanding of €130 million. Return on invested capital ROIC is used as a measure of capital efﬁciency and reﬂects how well the Group generates comparable operating proﬁt relative to the capital invested in the business. For the year ended 31 December 2018, ROIC has increased by 90 basis points to 9.9%, driven by comparable operating proﬁt growth as well as the reduction in our invested capital from debt repayments and the share buyback programme. ROIC Year ended In millions of € 31 December 2018 31 December 2017 Comparable operating proﬁt(A) 1,582 1,478 Taxes(B) (391) (368) Comparable operating proﬁt after tax 1,191 1,110 Opening borrowings less cash and cash equivalents 5,388 6,051 Opening equity 6,685 6,461 Opening invested capital 12,073 12,512 Closing borrowings less cash and cash equivalents 5,309 5,388 Closing equity 6,564 6,685 Closing invested capital 11,873 12,073 Average invested capital 11,973 12,293 ROIC 9.9% 9.0% (A) Reconciliation from reported operating proﬁt to comparable operating proﬁt is included in the Supplementary ﬁnancial information – income statement. (B) Tax rate used is the comparable effective tax rate for the year. 26 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Liquidity and capital management Liquidity Liquidity risk is actively managed to ensure we have sufﬁcient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash ﬂows from operating activities, public and private issuances of debt securities and bank borrowings. We believe our operating cash ﬂow, cash on hand and available short-term and long-term capital resources are sufﬁcient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, beneﬁt plan contributions, income tax obligations and dividends to shareholders. Counterparties REPORT STRATEGIC and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. The Group has amounts available for borrowing under a €1.5 billion multi currency credit facility with a syndicate of ten banks. This credit facility was extended in 2018 and now matures in 2023 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the ﬁnancial institutions participating in this facility would be unable to fulﬁl their commitments to the Group as at the date of this report. Our current credit facility contains no ﬁnancial covenants that would impact its liquidity or access to capital. As at 31 December 2018, we had no amounts drawn under this credit facility. Free cash ﬂow generation increased during the year, with €1.1 billion generated in the year, up 8.5% from 2017. This was driven by improved cash ﬂows generated from operations, reﬂecting our continued focus on working capital initiatives, which resulted in beneﬁts of over €300 million throughout 2018. This was partly offset by cash payments related to restructuring REPORT DIRECTORS’ & GOVERNANCE programmes. We continue to invest in capital expenditure programmes to improve operating capacity demonstrated by purchases of property, plant and equipment increasing to €525 million during the year. Free cash ﬂow Year ended In millions of € 31 December 2018 31 December 2017 Net cash ﬂows from operating activities 1,806 1,623 Less: Purchases of property, plant and equipment (525) (484) Less: Purchases of capitalised software (75) (36) FINANCIAL STATEMENTS FINANCIAL Less: Interest paid, net (81) (94) Add: Proceeds from sales of property, plant and equipment 4 32 Free cash ﬂow 1,129 1,041 Capital management The primary objective of our capital management strategy is to ensure strong ratings and to maintain appropriate capital ratios to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies and currently, our long-term ratings continue to be investment grade with stable outlook. Changes in the operating INFORMATION OTHER results, cash ﬂows or ﬁnancial position could impact the ratings assigned by ratings agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our ﬁnancial policy. Net debt As at Credit ratings In millions of € 31 December 2018 31 December 2017 As at 12 March 2019 Moody’s Standard & Poor’s Total borrowings 5,618 5,748 Long-term rating A3 BBB+ Add: fx impact of non-euro borrowings 24 66 Outlook Stable Stable Adjusted total borrowings 5,642 5,814 Note: Our credit ratings can be materially inﬂuenced by a number of factors including, but not limited to, acquisitions, Less: Cash and cash equivalents (309) (360) investment decisions and working capital management Net debt 5,333 5,454 activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The ratio of net debt to Adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted ﬁnancial leverage, and so we provide a reconciliation of this measure. Net debt enables investors to see the economic effect of total borrowings, related foreign exchange impact and cash and cash equivalents in total. Adjusted EBITDA is calculated as EBITDA, after adding back items impacting the comparability of year over year ﬁnancial performance. Adjusted EBITDA does not reﬂect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, Adjusted EBITDA does not reﬂect changes in, or cash requirements for, our working capital needs and, although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and Adjusted EBITDA does not reﬂect cash requirements for such replacements. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 27

BUSINESS AND FINANCIAL REVIEW CONTINUED Net debt to Adjusted EBITDA Adjusted EBITDA Year ended In millions of € 31 December 2018 31 December 2017 Reported proﬁt after tax 909 688 Taxes 296 471 Finance costs, net 93 100 Non-operating items 2 1 Reported operating proﬁt 1,300 1,260 Depreciation and amortisation 512 490 Reported EBITDA 1,812 1,750 Items impacting comparability: Mark-to-market effects(A) 8 (6) Restructuring charges(B) 259 218 Merger effects(C) — (20) Merger and integration related costs(D) — 4 Litigation provision(E) — 5 Adjusted EBITDA 2,079 1,951 Net debt to EBITDA 2.94 3.12 Net debt to Adjusted EBITDA 2.57 2.80 (A) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (B) Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. (C) Adjustments to reﬂect ﬁnal acquisition accounting related adjustments in connection with the Merger to form CCEP. (D) Amounts represent costs associated with the Merger to form CCEP. (E) Amount represents a provision recorded for ongoing litigation. Dividends During the year ended 31 December 2018, we made dividend payments totalling €513 million (2017: €489 million), comprising four quarterly dividends totalling €1.06 per share and representing an increase of 26% compared to the previous year. Going forward from 2019 onwards, there will be two interim dividend payments instead of four quarterly dividend payments. The ﬁrst half interim dividend (if declared) will be announced with the ﬁrst quarter trading update in April, with payment in June. The second half interim dividend will be announced with the third quarter trading update in October, with payment in December. We expect our 2019 dividend payout ratio to be approximately 50%. Share buyback In September 2018, we announced a €1.5 billion share buyback programme to reduce the share capital of CCEP. The buyback programme began in September 2018 and €500 million of shares were repurchased by the end of 2018. CCEP intends to continue with the buyback programme, repurchasing shares of up to €1 billion in 2019. The value of the programme may be adjusted depending on economic, operating, or other factors, including acquisition opportunities. Looking forward* For 2019, CCEP expects: • Revenue growth in the low single digit range excluding the impact of incremental soft drinks taxes of approximately 1.0%(A) • Cost of sales per unit case growth of approximately 2.5% excluding the impact of incremental soft drinks taxes of approximately 1.5%(A) • Operating proﬁt growth between 67%(A) • Comparable tax rate of approximately 25% • Diluted earnings per share growth of between 1011% (A)(B) • Share buyback of up to €1 billion • Free cash ﬂow in the range of €1 billion to €1.1 billion • Capital expenditures of approximately €525 million to €575 million • ROIC to improve by approximately 40 basis points * Refer to Note regarding the presentation of non-GAAP ﬁnancial information for further details about these measures. (A) On a comparable and fx-neutral basis. (B) Diluted earnings per share growth assumes share buybacks of €1 billion in 2019. Intention to seek admission to trading on London Stock Exchange and to delist from Euronext London CCEP gave notice on 14 February 2019 of its intention to transfer its existing admission to trading on the market of Euronext London to the Main Market of the London Stock Exchange (the Transfer). Its decision to delist from Euronext London and apply for admission to trading on the Main Market of the London Stock Exchange is in an effort to improve market access for investors and enhance liquidity. It is expected that CCEP’s shares will be admitted to trading on the Main Market of the London Stock Exchange on 28 March 2019 and that delisting of the shares from Euronext London will occur from 29 March 2019. 28 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Supplementary ﬁnancial information – income statement The following provides a summary reconciliation of CCEP’s reported and comparable results for the full years ended 31 December 2018 and 31 December 2017: As reported Items impacting comparability Comparable Full year 2018 Mark-to- Unaudited, in millions of € except per share market Restructuring Net tax data which is calculated prior to rounding effects(A) charges(B) items(F) CCEP Revenue 11,518 — — — 11,518 REPORT STRATEGIC Cost of sales 7,060 (7) (24) — 7,029 Gross proﬁt 4,458 7 24 — 4,489 Operating expenses 3,158 (1) (250) — 2,907 Operating proﬁt 1,300 8 274 — 1,582 Total ﬁnance costs, net 93 — — — 93 Non-operating items 2 — — — 2 Proﬁt before taxes 1,205 8 274 — 1,487 Taxes 296 1 68 2 367 Proﬁt after taxes 909 7 206 (2) 1,120 Diluted earnings per share (€) 1.86 0.02 0.42 — 2.30 GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Diluted weighted average shares outstanding 488 As reported Items impacting comparability Comparable Merger and Full year 2017 Mark-to- integration Unaudited, in millions € except per share Merger market Restructuring related Litigation Net tax data which is calculated prior to rounding effects(D) effects(A) charges(B) costs(C) provision(E) items(F) CCEP Revenue 11,062 (7) — — — — — 11,055 Cost of sales 6,772 27 6 (66) — — — 6,739 Gross proﬁt 4,290 (34) (6) 66 — — — 4,316 STATEMENTS FINANCIAL Operating expenses 3,030 (14) — (169) (4) (5) — 2,838 Operating proﬁt 1,260 (20) (6) 235 4 5 — 1,478 Total ﬁnance costs, net 100 — — — — (1) — 99 Non-operating items 1 — — — — — — 1 Proﬁt before taxes 1,159 (20) (6) 235 4 6 — 1,378 Taxes 471 (4) (2) 70 1 1 (194) 343 Proﬁt after taxes 688 (16) (4) 165 3 5 194 1,035 INFORMATION OTHER Diluted earnings per share (€) 1.41 (0.03) (0.01) 0.34 0.01 0.01 0.40 2.12 Diluted weighted average shares outstanding 489 (A) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (B) Amounts represent restructuring charges related to business transformation activities. (C) Amounts represent costs associated with the Merger to form CCEP. (D) Adjustments to reﬂect ﬁnal acquisition accounting related adjustments and associated impacts. (E) Amount represents a provision recorded for ongoing litigation. (F) Amounts include the deferred tax impact related to income tax rate and law changes. The amount in 2018 includes the net book tax impact of US tax reform and the related simpliﬁcation of our debt and capital structure. The amount in 2017 principally represents the net book tax impact of US tax reform. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 29

SUSTAINABILITY ACTION ON: WE ARE TAKING ACTION ON DRINKS PACKAGING SOCIETY WATER CLIMATE SUPPLY CHAIN WE’LL BE A TOTAL WE’LL COLLECT ALL OF WE’LL BE A FORCE FOR WE’LL HANDLE WATER WITH WE’LL HALVE OUR DIRECT WE’LL SOURCE OUR MAIN SUSTAINABILITY BY USING BEVERAGE COMPANY, OUR PACKAGING SO THAT GOOD BY CHAMPIONING THE CARE IT DESERVES CARBON EMISSIONS INGREDIENTS AND RAW OFFERING CONSUMERS NONE OF IT ENDS UP AS INCLUSION AND ACROSS OUR BUSINESS AND PURCHASE 100% MATERIALS SUSTAINABLY OUR BUSINESS AND BRANDS AN EVEN GREATER LITTER OR IN THE OCEANS. ECONOMIC DEVELOPMENT AND OUR VALUE CHAIN. RENEWABLE ELECTRICITY. AND RESPONSIBLY. CHOICE OF DRINKS IN SOCIETY  WITH OUR TO BUILD A BETTER FUTURE. WITH REDUCED SUGAR. EMPLOYEES AND OUR COMMUNITIES. FOR PEOPLE. FOR THE PLANET. We’ll reduce the sugar in our soft We’ll make sure that 100% We’ll foster a diverse and inclusive We’ll protect the sustainability We’ll cut greenhouse gas We’ll make sure 100% of our main We believe that business success and sustainability drinks by 10% between 2015 and of our primary packaging is culture in our business and make of the water sources we use for emissions from our core business agricultural ingredients and raw (D) go hand in hand. We want to grow our business in 2020, and that’s in addition to the recyclable or reusable. sure that women hold at least 40% future generations. by 50%. materials come from sustainable 5% reduction achieved in the of our management positions. sources by 2020. a way that manages our social and environmental previous 5 years.(A) We’ll work with local and national We’ll reduce the water we use We’ll cut greenhouse gas impacts responsibly and makes our employees partners to collect 100% of our We’ll expand the contribution in manufacturing by 20% – and emissions by 35% across our We’ll continue to embed and our stakeholders proud. We’ll aim for 50% of our sales to packaging in Western Europe. we make to society by increasing address water impacts in our entire value chain. sustainability, ethics and human (B) (C) come from low or no calorie drinks. our employee volunteering and supply chain. rights into our supply chain.(E) Together with The Coca-Cola Company (TCCC) in We’ll make sure that at least supporting local community We’ll purchase 100% renewable Western Europe, we’ve created This is Forward – We’ll continuously evolve our 50% of the material we use for partnerships. We’ll replenish 100% of the water electricity by 2020. recipes and portfolio to offer our PET bottles comes from we use in areas of water stress. our Group wide sustainability action plan. Building a greater choice of drinks. recycled plastic. We’ll support initiatives which on 10 years of focused work on sustainability, and help young people gain the developed through close consultation with our We’ll make it easier for consumers We’ll use the reach of our brands employability, skills and to cut down on sugar with to inspire everyone to recycle. conﬁ dence they need to succeed. stakeholders, the plan places sustainability at the straightforward product heart of our business strategy. information and smaller We’ll lead the way in pioneering pack sizes. sustainable packaging – Through This is Forward, we are taking action on including renewable materials six key areas where we know we have signiﬁ cant We’ll make sure we don’t advertise and smart new ways to reduce impact, and which our stakeholders want us to to children under 12 and that packaging waste. prioritise. In each of these areas we have made our sales and marketing practices evolve in line with a number of commitments. Together, they provide external expectations. a clear direction for how we intend to work with partners across our value chain to build a better future – for our business, for people and for the planet. There is no going back. This is Forward. FIND OUT MORE AT WWW.CCEP.COM/PAGES/01-ACTION-ON-SUSTAINABILITY 30 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE ACTION ON: STATEMENTS FINANCIAL DRINKS PACKAGING SOCIETY WATER CLIMATE SUPPLY CHAIN WE’LL BE A TOTAL WE’LL COLLECT ALL OF WE’LL BE A FORCE FOR WE’LL HANDLE WATER WITH WE’LL HALVE OUR DIRECT WE’LL SOURCE OUR MAIN BEVERAGE COMPANY, OUR PACKAGING SO THAT GOOD BY CHAMPIONING THE CARE IT DESERVES CARBON EMISSIONS INGREDIENTS AND RAW OFFERING CONSUMERS NONE OF IT ENDS UP AS INCLUSION AND ACROSS OUR BUSINESS AND PURCHASE 100% MATERIALS SUSTAINABLY AN EVEN GREATER LITTER OR IN THE OCEANS. ECONOMIC DEVELOPMENT AND OUR VALUE CHAIN. RENEWABLE ELECTRICITY. AND RESPONSIBLY. INFORMATION OTHER CHOICE OF DRINKS IN SOCIETY  WITH OUR WITH REDUCED SUGAR. EMPLOYEES AND OUR COMMUNITIES. We’ll reduce the sugar in our soft We’ll make sure that 100% We’ll foster a diverse and inclusive We’ll protect the sustainability We’ll cut greenhouse gas We’ll make sure 100% of our main drinks by 10% between 2015 and of our primary packaging is culture in our business and make of the water sources we use for emissions from our core business agricultural ingredients and raw (D) 2020, and that’s in addition to the recyclable or reusable. sure that women hold at least 40% future generations. by 50%. materials come from sustainable 5% reduction achieved in the of our management positions. sources by 2020. previous 5 years.(A) We’ll work with local and national We’ll reduce the water we use We’ll cut greenhouse gas partners to collect 100% of our We’ll expand the contribution in manufacturing by 20% – and emissions by 35% across our We’ll continue to embed We’ll aim for 50% of our sales to packaging in Western Europe. we make to society by increasing address water impacts in our entire value chain. sustainability, ethics and human (B) (C) come from low or no calorie drinks. our employee volunteering and supply chain. rights into our supply chain.(E) We’ll make sure that at least supporting local community We’ll purchase 100% renewable We’ll continuously evolve our 50% of the material we use for partnerships. We’ll replenish 100% of the water electricity by 2020. recipes and portfolio to offer our PET bottles comes from we use in areas of water stress. a greater choice of drinks. recycled plastic. We’ll support initiatives which help young people gain the We’ll make it easier for consumers We’ll use the reach of our brands employability, skills and to cut down on sugar with to inspire everyone to recycle. conﬁ dence they need to succeed. straightforward product information and smaller We’ll lead the way in pioneering pack sizes. sustainable packaging – including renewable materials We’ll make sure we don’t advertise and smart new ways to reduce to children under 12 and that packaging waste. our sales and marketing Baseline is 2010 and target date is 2025 unless otherwise stated practices evolve in line with (A) Sparkling soft drinks and non-carbonated soft drinks only. Does not include water external expectations. or juice. This commitment is for CCEP and TCCC WEBU. Baseline is 2010 and includes historical, consolidated data for Coca-Cola Enterprises, Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke AG that was recalculated after the Merger. (B) Total CCEP sales. Does not include coffee, alcohol, beer or freestyle. Low calorie beverages <_20kcal/100ml. Zero calorie beverages <4kcal/100ml. (C) Water use ratio, litres of water per litre of ﬁ nished product produced. (D) Absolute carbon reduction target, irrespective of business growth. Core business operations includes manufacturing, cold drinks equipment and transportation. (E) We’ll do this through our global Supplier Guiding Principles and Human Rights Policies. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 31

ACTION ON DRINKS Too much sugar isn’t good for anyone. By evolving our portfolio, we’re helping consumers manage the amount of sugar they consume, and make more informed choices about their diets. Our actions Straightforward product information As tastes and lifestyles change, consumers are increasingly To help consumers make an informed choice about their looking for a wider variety of drinks, including low and no drinks we also provide nutritional information on all of our calorie drinks. In line with this demand, we’re working with packaging. We have been using colour coded nutritional TCCC and other franchisors to reduce the amount of sugar labelling in Great Britain since 2014 and in 2018 we began in our soft drinks by changing our recipes. We’re also to trial this type of labelling in Belgium, France, Luxembourg continuously expanding our portfolio to include more low and the Netherlands. We hope that this will make a positive and no calorie drinks. We’re committed to ensuring that 50% contribution to the process of assessing different nutritional of our sales come from low and no calorie drinks by 2025. labelling options in Europe. We’re also making it easier for consumers to cut down on sugar by providing straightforward product information, and by making smaller and more convenient pack sizes more readily available. We make sure our sales and marketing practices are in line with external expectations, and do not advertise to children under 12. Key progress Sugar reduction By the end of 2018, we had reduced the sugar in our soft drinks by 11.1% since 2015, in addition to the 5% already achieved since 2010. We have achieved our 10% target two years ahead Fuze Tea of schedule and remain focused on our commitment to ensure Launched in early 2018 in nine countries, Fuze Tea has become that 50% of our sales come from low and no calorie drinks by one of our fastest growing new drinks brands. Blending tea 2025. In 2019, we will continue our work on portfolio innovation extracts with fruit and herb ﬂ avours, Fuze Tea is low in calories and reformulation, and to increase availability and visibility of and comes in four ﬂ avours, along with seasonal variants. With smaller pack sizes. We will also continue to increase our the launch of Fuze Tea and other products, we’re expanding our investment in marketing to raise consumer awareness of our portfolio to align with changing consumer tastes, offering a range of low or no sugar options. In 2018, 45% of the products wider choice of low and no calorie options. From April 2019, Fuze we sold were low and no calorie. Tea will carry the Rainforest Alliance Certiﬁ ed™ “green frog” seal, conﬁ rming that the tea has been sourced sustainably from We continued to expand our portfolio in 2018, introducing Rainforest Alliance Certiﬁ ed™ farms. 131 low and no calorie drinks to the market and offering new products to consumers. This included expanding our portfolio with more zero sugar options, including Monster Ultra and new Fanta ﬂ avours. We launched Fuze Tea, our popular ready to drink tea brand. We also launched 160K 11.1% tonnes of sugar removed reduction in average sugar per Honest Coffee, our new range of premium ready to drink from our drinks since 2010 litre in our soft drinks portfolio cold coffee products. since 2015. This represents a reduction of 15.8% since 2010 To make it easier for consumers to cut down on sugar, we’ve also made progress on offering smaller pack sizes to our consumers. In 2018, we launched new Sprite and Coca-Cola Light ﬂ avours in 250ml cans in Belgium, France, the 45% of the products we sold in 2018 Netherlands and Sweden. In addition, 250ml PET Fanta balls were low or no calorie were launched in Belgium in 2018 and will be extended to other countries in 2019. READ MORE AT WWW.CCEP.COM/PAGES/05-ACTION-ON-DRINKS 32 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

ACTION ON PACKAGING REPORT STRATEGIC Our packaging plays an essential role in maintaining the quality and safety of our drinks. We’re taking action to ensure that we collect 100% of our packaging so that none of it ends up as litter or in the oceans. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Our actions We’re committed to leading the way towards a circular economy where 100% of our packaging is collected, reused or recycled. We work with our packaging suppliers to minimise the impact of our packaging on the environment by designing it for recyclability, aiming to reduce packaging weight and FINANCIAL STATEMENTS FINANCIAL increase its recycled and renewable content. We are working with TCCC and using our brands to inspire consumers to You sort, we recycle recycle more, as well as working with customers, local In 2018, we supported “You sort, we recycle”, a major campaign in France that saw 12 drinks brands joining forces to encourage consumers to governments and other stakeholders to improve local recycle plastic bottles. Created by our sustainable packaging partner collection and recycling rates. CITEO, the campaign demonstrated that one plastic bottle, when sorted correctly, can be recycled to produce another plastic bottle. The campaign We also want to lead the way in pioneering sustainable was launched in Paris and was expanded to 40 major cities across France. packaging, including using renewable materials and ﬁ nding OTHER INFORMATION OTHER smart new ways to reduce packaging waste. READ MORE AT WWW.VOUSTRIEZNOUSRECYCLONS.COM Key progress Design and innovation We’re committed to ensuring that at least 50% of the 27.6% 98% material we use for our PET bottles comes from recycled PET of the PET we used in 2018 of our primary packaging was (rPET) by 2025. In 2018, 27.6% of the PET we used to make was from recycled PET recyclable in 2018 our PET bottles was rPET. We’re working with others in our industry to ensure that all of our primary packaging is 100% signiﬁ cant improvement in packaging collection rates recyclable by 2025. In 2018, 98% of the packaging we used through local household collection schemes. In 2018, we was recyclable. continued to work with governments and industry partners including Fost Plus in Belgium, CITEO in France, Remondis We continued to invest in plastic reprocessing to ensure a and Interseroh in Germany, WRAP and Valpak in Great Britain, reliable supply of high quality rPET in all our markets. One Inﬁ nitum in Norway, Ecoembes in Spain and Returpack example is our new partnership and supply agreement with in Sweden. Loop Industries, Inc., a plastic reprocessing company. Loop’s depolymerisation technology enables low value plastics to In 2018, CCEP set up a Recovery Management Ofﬁ ce (RMO) – be diverted, recovered and recycled into new, virgin-quality a cross functional ofﬁ ce dedicated to packaging recovery. PET plastic. The RMO has helped develop a more detailed understanding of CCEP’s recovery rates by material by market, in order to Towards our 100% packaging collection target provide an accurate baseline for our 100% collection target. Recent years have seen an increasing focus and growing public concern around plastic waste. In 2018, the European We continued to support anti-litter and ocean clean up Commission proposed new rules restricting the use of single initiatives across our territories through local community use plastics, which represent around half of all marine litter partnerships. Major initiatives in 2018 included Mares in Europe(A). We’re committed to leading the way towards a Circulares (Circular Seas), a coastal waste collection circular economy where 100% of our packaging is collected, campaign co-ﬁ nanced by The Coca-Cola Foundation. A total reused or recycled. Achieving a 100% collection rate for of 584 tons of waste was collected from 82 beaches, 12 ports our packaging is a complex challenge. Our assessments and 11 marine reserves along 270 kms of coastline in Spain show that achieving this target depends on the widespread and Portugal and involved 5,270 volunteers. All collected PET adoption of well designed deposit return schemes or a bottles were reintegrated into our value chain in Spain. READ MORE AT WWW.CCEP.COM/PAGES/06-ACTION-ON-PACKAGING (A) Source: http://ec.europa.eu/environment/waste/plastic_waste.htm Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 33

ACTION ON SOCIETY We’re determined to make a positive difference in society by promoting diversity, inclusion and economic development, both in our workplaces and in our local communities. Our actions We believe that a diverse workforce leads to better business results and increased innovation. We’re committed to fostering a diverse, inclusive working culture that reﬂects the diversity of the communities we serve. We want to ensure that everyone can feel part of CCEP by celebrating all of the unique characteristics that make us who we are, and by respecting, valuing and taking into account people’s differing needs and perspectives. Many of our communities face signiﬁcant challenges, including high levels of youth unemployment. We help address these issues across our territories through employee volunteering and by supporting local community Promoting an inclusive culture Across CCEP we have a number of employee networks providing partnerships, with a particular focus on helping young safe and supportive spaces for employees from diverse people gain the employability, skills and conﬁdence they backgrounds. One example is the Rainbow Network in Germany, need to succeed. which provides networking opportunities for LGBT colleagues Key progress and their supporters, as well as raising awareness of LGBT issues. Diversity and inclusion Not only does this provide development opportunities, it also In 2018, we made progress towards our target of at least 40% helps to build our inclusive employer proﬁle both internally and of our management positions to be held by women by 2025. in the external marketplace – for example, by taking part in job By the end of the year, 35.6% of our management positions fairs, and hosting best practice sharing events. were held by women – an increase of 2.8% compared to Thanks to the work of the Rainbow Network, Germany was December 2017. awarded the PRIDE 500 seal for supporting workplace pride. 2018 saw progress in hiring more female talent into senior positions. Within our supply chain we have 47 manufacturing We also continue to build our female leadership pipeline sites and women now lead seven of our sites in France, through our Women in Leadership development plan, with a Germany, Great Britain and Spain, an increase of ﬁve since the series of training programmes to support women’s ambitions formation of CCEP. We also now have excellent female at different stages of their careers and to help develop the leadership in our Investor Relations function and our Swedish skills and networks to succeed. These include our Connect to leadership team. Grow mentoring programme aimed at senior managers, This progress is the result of a consistent focus on improving associate directors and directors. Since its launch in 2017, diversity in our recruitment process. In 2018, this included 68 women have taken part in the programme. requiring our recruitment ﬁrms to provide better gender In 2018, our business in Iberia received the Intrama Top balanced candidate shortlists, using diverse interviewing Diversity Award, in recognition for its innovation and panels, talent mapping for external female talent and commitment in improving gender diversity. reviewing our job adverts to ensure they use inclusive language. We also introduced diversity KPIs for our internal recruiters and recruitment agencies. As an example, our business in Germany is aiming for 60% female candidates on 35.6% each shortlist. To help meet that target, the company held a of management positions at workshop to ensure the language it uses in recruitment CCEP were held by women adverts is more inclusive and engaging. 34 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE VALUE OF OUR COMMUNITY CONTRIBUTION 65% 19% 8% STATEMENTS FINANCIAL 8% Celebrating the Special Olympics €5m 2018 marked the 40th anniversary of our long-term charity Total cash partner Special Olympics Great Britain, as well as the 50th anniversary of the worldwide Special Olympics movement. To Total in kind show our support for this double celebration, employees in Total volunteer time INFORMATION OTHER Great Britain launched an awareness raising campaign and volunteered at the Anniversary Games in Stirling, Scotland. Total management costs Fundraising and volunteering activities also took place in (cash and time) Belgium, Germany and the Netherlands. Community investment and volunteering Working with TCCC, we expanded our support for local community partnerships in 2018. We currently support a range of local programmes that empower young people, including WannaWork in Belgium, Passport to Employment in France, the Foundation of Integration in Germany, Reach In 2018, we contributed €5 million, or 0.41% of our proﬁt Up in Great Britain, JINC in the Netherlands, GIRA Jóvenes before tax, to community activities. In addition, our in Spain and Mentor in Sweden. employees dedicated 11,955 volunteer hours to support the work of our national charity partners, local community In Antwerp, Belgium, our Coca-Cola Visitors Centre offers groups and other good causes. an interactive experience that educates young people about our approach to sustainability, and provides an open door In November 2018, to mark the ﬁrst anniversary of our This for young people to learn about manufacturing and the soft is Forward strategy, we launched a new volunteering policy drinks industry. Around 18,000 people, mainly students, visit that enables all CCEP employees to dedicate up to two paid the centre every year. working days a year to volunteer for a charity or cause of their choice. One Young World is a UK-based charity that brings together some of the world’s brightest young leaders every year, empowering them to make lasting connections to create positive change. Nine CCEP delegates took part in the One Young World 2018 summit, which was held in The Hague, €5M 11,955 the Netherlands. They joined 1,800 other young leaders spent supporting local hours volunteered by from more than 190 countries to discuss pressing social community partnerships our employees in 2018 and sustainability issues with leading companies, non-governmental organisations and key inﬂuencers. READ MORE AT WWW.CCEP.COM/PAGES/07-ACTION-ON-SOCIETY Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 35

ACTION ON WATER Water is the main ingredient in our products and essential to our manufacturing processes. To ensure a sustainable supply of water, we’re working to reduce the amount of water we use in our operations and protect local water sources for future generations. Our actions Water replenishment In many of our territories, water resources are affected by Together with TCCC, we continue to replenish the water we over exploitation, poor water management and the impacts use in areas of water stress in partnership with local NGOs of climate change. Water scarcity and deteriorating water and community groups. In 2018, we managed 15 community quality in our supply chain have become major issues for our based water replenishment projects in Western Europe, business in Western Europe. Around 80% of the total water enabling us to replenish 141% of the water we used in our footprint of our products comes from our agricultural supply drinks, where sourced from areas of water stress. chain, including sugar beet – which is grown in Western In 2018, in collaboration with The Coca-Cola Foundation, we Europe – or the fruit juices we source from around the world. partnered with WWF Spain on a three year project to protect As a result, we’re taking a value chain approach to handling water quantity and quality in the Guadalquivir river by water with the care that it deserves. We’re aiming to reduce improving agricultural practices in local citrus plantations. the water we use in our manufacturing operations by 20% We also invested in new initiatives, such as a three year by 2025, as well as addressing water impacts within our project with WWF UK to improve water quality and replenish supply chain. We’re also aiming to replenish 100% of the water sources in East Anglia, Great Britain. Ongoing projects water we use in areas of water stress through community include the Camargue Wetland Restoration project in based partnerships. partnership with WWF France, due to complete in 2020. Key progress Protecting our water sources To help protect our water sources, our manufacturing sites carry out source water vulnerability assessments (SVAs), which assess potential risks in terms of water quality and availability. These assessments inform our source water protection plans (SWPPs), which take account of future water needs and identify any further actions required. In 2018, 100% of our manufacturing sites carried out SVAs and had SWPPs in place. Bringing a forest back to life Improving water efﬁciency In 2018, we completed a project to protect groundwater close to In 2018, we continued to invest in water saving systems our Aquabona manufacturing site in Northern Spain, which was for our manufacturing sites. For example, in Fürstenfeldbruck severely impacted following a forest ﬁre in 2009. The project in Germany, up to 1,400 m3 of water per month was saved involved restoring native and ﬁre resilient trees, protecting by investing in more water efﬁcient bottle washers. In grassland habitats and controlling vegetation growth. It was Barcelona, Spain we introduced a new system to reuse carried out together with TCCC and in partnership with the wastewater, which helped regenerate the ecosystem of Ecology and Development Foundation (ECODES) and local a nearby lagoon and increased the biodiversity of aquatic government. As a result, we replenished 943.8 million litres of ﬂora and fauna. As a result of these and other initiatives, water, planted over 66,300 trees and restored 57 hectares of land. Rainwater recovery has improved by 20% and the local our water use ratio was 1.61L/L(A) in 2018 – a reduction of biodiversity and ecosystem will be protected for at least 20 years. 11.25% since 2010. During the year, TCCC launched an Environment Award for Coca-Cola bottlers in Western Europe. The award recognises excellence and consistent improvement across a range of 1.61L/L(A) 141% areas, including water efﬁciency. Our Dorsten manufacturing water use ratio of the water we used in our drinks, where sourced site in Germany won the award in 2018. from areas of water stress, was replenished (A) Litres of water/litre of product produced READ MORE AT WWW.CCEP.COM/PAGES/08-ACTION-ON-WATER 36 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

ACTION ON CLIMATE REPORT STRATEGIC Climate change is the world’s most urgent environmental challenge. We are committed to playing our part in global efforts to tackle climate change, in line with the 2015 Paris Climate Change Agreement. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Our actions Reducing emissions across our entire value chain We are working hard to reduce greenhouse gas (GHG) We are committed to reducing the carbon impact of our emissions across our entire value chain and have set a value chain in a number of ways, including making our target to halve our direct carbon emissions by 2025. We’re packaging lighter, increasing the use of recycled materials doing this by reducing the amount of energy we use in our and by working with our suppliers to ensure that they manufacturing sites, cutting the distances our products are adopt energy saving technologies. We also share best transported and making our cold drinks equipment more practices and encourage others to tackle climate change energy efﬁcient. – for example through our #PorElClima campaign which STATEMENTS FINANCIAL encourages the food service industry in Spain to adopt CCEP is a member of The Climate Group’s RE100 initiative, climate friendly practices and technologies. committed to purchase 100% renewable electricity by 2020. In addition, we are aiming to cut GHG emissions across our entire value chain by 35%. Our carbon reduction targets are fully aligned with climate science and have been validated by the Science Based Targets initiative (SBTi). OTHER INFORMATION OTHER Key progress Assessing climate change risk To adjust to higher global temperatures and move towards a low carbon economy, it’s important that we fully understand the risks that climate change poses for our business. In 2018, together with TCCC, we began a detailed assessment of the climate related risks we face. The results Electric vehicle project – Norway and Belgium will inform our strategic decisions and help us prepare for In Norway, we are working to reduce our carbon footprint by the potential impacts of climate change in line with the investing in electric vehicles. In 2018, we ordered 100 electric recommendations of the Task Force on Climate-Related cars for our ﬁeld sales team, who drive approximately 3 million Financial Disclosures (TCFD). kilometres per year. We also changed our car policy to introduce electric and plug-in electric hybrid vehicles. To facilitate this Reducing emissions across our core operations change we installed 176 charging points at our headquarters in In 2018, we reduced GHG emissions across our core Robsrud. As a result, approximately 300 tonnes of CO2 will be business operations (manufacturing, distribution and cold saved each year. drinks equipment) by 50.64% versus a 2010 baseline. For more detail, see page 38. In Belgium and Luxembourg, we are also trialling the use of electric cars for our ﬁeld sales teams. Ten ﬁeld sales employees We continued to invest in energy saving processes and now use Hyundai Kona electric cars as part of an effort to systems for our manufacturing operations. For example, in reduce carbon emissions. Germany, we trialled a new system designed to reduce the blowing pressure required to produce PET bottles, saving 897,000 kWh per year. As a result of this and other initiatives, (A) our energy use ratio was 0.317 MJ/litre of product in 2018 0.317 MJ/L(A) 100% energy use ratio of the electricity we – a reduction of 17.22% since 2010. purchased was from We continue to reduce the overall energy consumption of our renewable sources in 2018 cold drinks equipment ﬂeet. In 2018, the total energy READ MORE AT WWW.CCEP.COM/PAGES/09-ACTION-ON-CLIMATE consumption was reduced by 7.1% compared to 2017, while growing our ﬂeet by an average of 1.2% in 2018. Actions included setting higher efﬁciency performance requirements for our equipment, and installing smart devices to optimise energy efﬁciency. (A) MJ/litre of product produced Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 37

ACTION ON CLIMATE CONTINUED Greenhouse gas emissions – core business operations (Scope 1, 2 and 3) Details of our Scope 1, Scope 2, and Scope 3 greenhouse gas Data is consolidated from a number of sources across our (GHG) emissions in tonnes of CO2 equivalent (stated as CO2e) business and is analysed centrally. We use a variety of from our core business operations during 2018 are set out methodologies to gather our emissions data and measure in table 1. Our Scope 1 and 2 emissions are independent of each part of our operational carbon footprint, including any greenhouse gas trades, and our Scope 2 emissions are natural gas and purchased electricity data, refrigerant gas calculated using the market based approach. The carbon losses, CO2 fugitive gas losses and transport fuel, water footprint of our core business operations is calculated in supply, wastewater and waste management. We use accordance with the WRI/WBCSD GHG Protocol Corporate emission factors relevant to the source data including UK Standard, using an operational control approach to Department for Business, Environment and Industrial determine organisational boundaries. Strategy (BEIS) 2018 and IEA 2016 emission factors. We disclose the Scope 1, 2, and 3 emissions which make up Scope 1 ﬁgures include: direct sources of emissions such as our core business operations. We consider our core business the fuel we use for manufacturing and our own vehicles plus operations to include our manufacturing, distribution and cold our fugitive emissions. drinks equipment. More details about our GHG emissions, Scope 2 ﬁgures include: indirect sources of emissions such including the GHG emissions in our value chain (including as the purchased electricity we use at our sites. We report our ingredients and packaging), will be published on our against this on both a location based and a market based website in April 2019. Additional Scope 3 ﬁgures will also approach. Commitments and KPIs are tracked using the be included in our 2019 CDP response. market based approach. In 2018, we achieved a 4.14% reduction in our Scope 1 Scope 3 ﬁgures include: indirect sources associated with the and 2 carbon emissions versus those in 2017, and a 59.17% electricity used by our cold drinks and coffee equipment at reduction versus our 2010 baseline, using a market based our customers’ premises, our employee business travel by Scope 2 approach. rail and air, emissions related to the supply of water and Intensity ratios treatment of wastewater, emissions from the treatment of GHG emissions (Scope 1 and 2) per litre of product produced waste, fuel used by our third party distributors, and other (market based Scope 2 approach): 18.89 g/litre of product energy related emissions not already accounted for under produced. Scope 1 and 2 (for example, emissions from well-to-tank and transmission and distribution). Additional Scope 3 ﬁgures GHG emissions (Scope 1 and 2) per euro of revenue (market from the WRI/ WBCSD GHG Protocol categories 1, 3, 4, 5, 6, 7, based Scope 2 approach): 20.73 g/euro of revenue. 9, 11, 12 and 13 are disclosed in our 2018 CDP response. Note on sources of data and calculation methodologies Under the WRI/WBCSD GHG Protocol, we measure our Emission factors used include supplier data, DEFRA/BEIS 2018 and IEA 2016 emission factors. 0.93% of our core emissions in three “scopes”, except for CO2e emissions from biologically sequestered carbon, which is reported business operations carbon footprint is based on estimated separately outside of these scopes. Our 2010 baseline and emissions (e.g. leased ofﬁces where energy invoices or the 2017 data incorporates data from the bottlers from which square metre footage size of the site is not available). CCEP was formed, prior to the Merger. Some data for 2017 The ﬁgures for 2018 in table 1, along with selected has been restated from last year due to more accurate data information on our website, are subject to independent becoming available. assurance by DNV GL in accordance with the ISAE 3000 standard. The full assurance statement with DNV GL’s scope of work, and basis of conclusion, will be published on our website in April 2019. Table 1 GHG emissions (greenhouse gases – 2018) (tonnes CO2e) 2018 2017 Direct emissions (e.g. fuel used in manufacturing, Scope 1 own vehicle ﬂeet, as well as process and fugitive 232,187 228,657 (tonnes CO e) 2 emissions) Scope 2 (market based approach) 6,540 20,379 (tonnes CO2e) Indirect emissions (e.g. electricity) Scope 2 (location based approach) 173,850 193,713 (tonnes CO2e) Third party emissions included in our core business operations, including those related to our cold Scope 3 989,514 1,112,538 (tonnes CO2e) drinks equipment, third party transportation and distribution, and business travel 38 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

ACTION ON SUPPLY CHAIN REPORT STRATEGIC Population growth, increased demand for food products and climate change are putting our supply chains under increasing pressure. We’re committed to sourcing our agricultural ingredients and raw materials sustainably and responsibly. Our actions our own operations and our supply chain. As a result of REPORT DIRECTORS’ & GOVERNANCE To make our drinks, we depend on a sustainable supply of this workshop, in 2019 we will conduct a human rights risk high quality agricultural ingredients, including sugar beet assessment across our entire business. and sugarcane, fruit juices, tea and coffee. We also rely on Sustainable sourcing other raw materials such as pulp and paper to make our Together with TCCC we work to identify pathways to packaging. We’ve made a joint commitment with TCCC to compliance for our main agricultural suppliers by 2020. In ensure that 100% of our main agricultural ingredients and particular, we focus on sustainably sourcing coffee and tea raw materials are sourced sustainably by 2020. for our Honest, Fuze Tea and Chaqwa brands. In 2018, Fuze We also have a duty to respect and protect the human rights Tea, a premium iced tea brand with a fusion of ﬂavours of STATEMENTS FINANCIAL of everyone working across our supply chain. We aim to fruits, botanicals and tea, was launched in Europe. The tea ensure our suppliers respect our Code of Conduct and make extracts in Fuze Tea come from 100% sustainably sourced a positive impact on society, in line with the United Nations’ tea leaves. All farms that supply tea extracts must be Guiding Principles on Business and Human Rights, the certiﬁed to demonstrate that they meet an independent International Labour Organization’s Declaration on standard such as Fairtrade International, Rainforest Alliance Fundamental Principles and Rights at Work and the United or SAI FSA Silver or Gold. As of 2019, the complete Fuze Tea range joins the Rainforest Alliance community and will be Nations’ Global Compact. INFORMATION OTHER marked with the “green frog” seal, conﬁrming that the tea has Key progress been sourced from Rainforest Alliance CertiﬁedTM farms. Measuring compliance We track our progress by measuring compliance with our Supplier Guiding Principles (SGPs), which apply to all of our suppliers, and our Sustainable Agriculture Guiding Principles (SAGPs), which apply to our suppliers of key agricultural ingredients and raw materials. We’ve made a commitment to ensure that all our suppliers comply with these principles by 2020. In 2018, 91% of our spend was with suppliers which are covered by our SGPs. In 2018, in partnership with TCCC, we conducted a risk assessment for our main ingredients. Together with TCCC, we are also developing sourcing Sustainable citrus project guidelines to provide transparent criteria for our ingredient In Spain and Portugal, CCEP sources around 4.6 million kilos of suppliers to outline the sustainability standards they citrus juice every year from local farmers. In 2018, with the support should meet. of The Coca-Cola Foundation we extended our sustainable citrus Evaluating performance project for a further two years to continue to improve the CCEP’s supplier relationship management process provides sustainability of citrus production. The project promotes efﬁcient irrigation and fertilisation techniques in areas of water stress. a framework for evaluating the sustainability of our By providing monitoring, training and technical support, the project suppliers. Each supplier is given a score based on ﬁnancial helps farmers save water and reduce their production costs. value, efﬁciency, innovation, risk and sustainability. The In 2018, the project visited 25 farms across Valencia, and helped sustainability component of the score is rated by install 2,000 kilometres of water efﬁcient irrigation systems. independent evaluation company EcoVadis. It evaluates suppliers against a number of sustainability criteria such as environment, carbon management, human rights and fair business practices. 91% 88% of our spend was with of our sugar was sourced Human rights suppliers which are from suppliers which comply Following the publication of our ﬁrst Modern Slavery covered by our SGPs with our SAGPs Statement in 2017, we hosted an internal human rights workshop for senior managers across our business in 2018. READ MORE AT WWW.CCEP.COM/PAGES/10-ACTION-ON-SUPPLY-CHAIN Our aim was to understand what human rights means for Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 39

PRINCIPAL RISKS This section sets out the principal risks we face as a business and how we manage them. Our approach to risk risks within our IT function, and environmental and quality Our decisions are informed by an understanding of the risks within our supply chain management function. These risks we face as a business. Through our enterprise wide functional assessments are now an ongoing part of our risk risk management programme, we identify, measure and management process. manage risk, as well as embed a strong risk culture across Measuring and managing risk our business. Once risks have been identiﬁed through our risk assessment Assessing risk process, we analyse them to understand their likelihood and To gain an overall understanding of the risks CCEP faces, potential impact, how we are managing the risks and what we assess risk top down and bottom up. mitigation measures we may need to put in place. Our annual enterprise risk assessment gives us a top In 2018, we started to consider key risk indicators to more down, strategic view of risk at the enterprise level. During accurately monitor risk levels as they change over time. this assessment we carry out a risk survey with our top During the year we also developed our scenario analysis and leaders, followed by interviews with Board and Audit planning to better understand how key risks could impact Committee members and members of our Executive our organisation. As part of this work, we initiated our ﬁrst Leadership Team (ELT). This risk assessment is reviewed climate change risk assessment and scenario analysis. and updated periodically. In 2018, we issued the risk survey These scenarios have been documented, and we have to 150 top leaders. developed action plans for how we would respond to them. To gain a bottom up view of risk from an operational READ MORE ABOUT OUR CLIMATE CHANGE RISK ASSESSMENT perspective, we also carry out risk assessments on AND SCENARIO ANALYSIS ON OUR WEBSITE FROM APRIL 2019 a business unit level. Each business unit has a local At present, our scenario planning work is focused on Compliance and Risk Committee reporting to its leadership understanding and managing current risks. In future, team. The committee reviews and updates risk on a we are aiming to integrate scenario analysis more fully quarterly basis and makes sure that risk management is in our long-range strategic planning. incorporated into day to day business operations. The ELT Compliance and Risk Committee oversees this work. Risk appetite The Board considers the level of risk it is prepared to accept In 2018, we expanded our bottom up risk assessment to deliver CCEP’s strategic objectives. process to include CCEP’s functions, as well as business units. During the year, we identiﬁed high risk areas within In 2019, we plan to develop a more detailed understanding certain functions and carried out detailed assessments of of risk appetite and embed this further into CCEP’s decision those areas. These included assessments of cybersecurity making processes. Risk types Risk description External External opportunities and risks, such as macroeconomic, socio/political and competition risks, that could fundamentally impact business strategy. Typically managed by teams that respond to signiﬁcant shifts in consumer or supplier behaviour. Operational Opportunities and risks that could impact day to day operations in areas such as production, logistics or sales. Managed across all business areas through controls embedded in processes and procedures. Strategic Internal opportunities and risks that could impede the achievement of strategic objectives and targets, such as poor resource allocation or decision making. Typically managed by senior leaders responsible for delivering strategic initiatives. Extreme events Opportunities and risks that would have an extreme impact on the business (such as Brexit, global ﬁnancial crisis, natural disasters, etc.). These can materialise in any part of the business and may coincide with other risks in particular scenarios. Note: extreme events could occur in any principal risk and are, therefore, not allocated to any single speciﬁc category. 40 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Risk governance Some of these risks have materialised during the year Our risk management programme is coordinated by CCEP’s (such as the CO2 shortage) and impacted the entire industry. enterprise risk management function. This is led by the CCEP has managed the mitigation of these risks very well Chief Compliance Ofﬁcer, who reports to the General and demonstrated robust business continuity capabilities. Counsel and Company Secretary. They provide support The following pages set out a summary of our principal risks and expertise to all business units and functions across based on the ﬁndings of our most recent enterprise risk the organisation. REPORT STRATEGIC assessment. The Chief Compliance Ofﬁcer also manages business The Directors have carried out a robust assessment of continuity and incident management, ethics and these principal risks. However, this summary is not intended compliance, security, data privacy, and regulation (including to include all risks that could ultimately impact our business in relation to recovery management), and therefore has and is presented in no particular order. oversight of risk management across our business. Principal risks Risk factors Beyond our principal risks, CCEP faces other operational Our principal risks are those that have been identiﬁed as risks that we manage as part of our daily routines, such as most impactful to our business by our enterprise risk employee health and safety and human rights. We cover assessment. CCEP deﬁnes these as risks that could both our principal risks and these other risks in more detail materially and adversely affect our business, or could cause in our risk factors section. REPORT DIRECTORS’ & GOVERNANCE our actual results to differ materially from those given in the forward-looking statements within this report and other READ ABOUT OUR RISK FACTORS ON PAGES 162 TO 168 public statements we make. Summary of current principal risks Principal risk Risk types Deﬁnition and impact Key mitigation Change in risk Changing External We make and distribute products containing • Reducing the sugar content of our soft drinks, through: Stayed consumer sugar and alternative sweeteners. Healthy – Product and pack innovation and reformulation the same preferences and lifestyle campaigns, increased media scrutiny – Managing our product mix to increase low and no the health impact and social media have led to an increasingly calorie products STATEMENTS FINANCIAL of soft drinks negative perception of these ingredients • Making it easier for consumers to cut down on sugar among consumers. This exposes us to the risk by providing straightforward product information that we will be unable to evolve our product and smaller pack sizes and packaging choices quickly enough to • EU wide soft drink industry calorie reduction satisfy changes in consumer preferences. As a commitment with the Union of European Soft Drinks result, we could experience sustained decline Associations (UNESDA) in sales volume, which could impact our • Adopting calorie and sugar reduction commitments ﬁnancial results and business performance. at country level • Dialogue with government representatives, non-governmental organisations (NGOs), local INFORMATION OTHER communities and customers • Employee communication and education • On pack communication of product and nutritional information enhanced • Responsible sales and marketing codes Legal and External Our daily operations are subject to a broad • Continuous monitoring of new or changing Stayed regulatory range of regulations at EU and national level. regulations and appropriate implementation the same intervention These include regulations covering of adequate mitigations manufacturing, the use of certain ingredients, • Dialogue with government representatives and input packaging, labelling requirements, and the to public consultations on new or changing distribution and sale of our products. This regulations exposes us to the risk of regulatory changes • Effective compliance programmes and training that may adversely impact our business. for employees As a result, we could face new or higher taxes, • Measures set out elsewhere in this table in relation higher labour and other costs, stricter sales to legal and regulatory intervention with respect to and marketing controls, or punitive or other changing consumer preferences and the health interventionary actions from regulators or impact of soft drinks and packaging and plastic legislative bodies that negatively impact our ﬁnancial results, business performance or licence to operate. Packaging External Due to concerns about the environmental • Continued sustainability action plan focused on Increasing and plastic(A) impacts of litter, our packaging (especially packaging, including our commitments to: single use plastic packaging) is under – Ensure that 100% of our primary packaging is increasing scrutiny by regulators, consumers recyclable or reﬁllable and customers. This exposes us to the risk – Drive higher collection rates, aiming to ensure that of increased regulation or taxation and 100% of our packaging is collected for recycling reputational impacts. As a result, we may have – Ensure that by 2025 at least half of the material we to change our packaging strategy and mix in use for our PET bottles comes from recycled plastic a short time frame. This could result in a • Work with TCCC to explore alternative sources of reduction in demand for single use plastic rPET and innovative new packaging materials and packaging, and we may be liable for increased delivery systems costs related to the design, collection, • Work with TCCC to encourage consumers to recycle recycling and littering of our packaging. their packaging using existing collection We may be unable to respond in a cost infrastructure effective manner and our reputation may • Establishment of a cross functional recovery be adversely impacted. management ofﬁce with a dedicated focus on packaging collection • Support for well designed deposit return schemes across our markets as a route to 100% collection and increased availability of rPET Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 41

PRINCIPAL RISKS CONTINUED Summary of current principal risks continued Principal risk Risk types Deﬁnition and impact Key mitigation Change in risk Competitiveness Strategic We are now implementing a programme • Regular competitiveness reviews ensuring effective Stayed and of continuous improvements to stay steering, high visibility and quick decision making the same transformation competitive in the future. This programme • Dedicated programme management ofﬁce and includes technology transformation, effective project management methodology continuous supply chain improvements and • Continuation of governance routines improvements in the way we work with our • Regular ELT and Board reviews and approvals partners and franchisors. This exposes us to of programme progress and issue resolution the risk of ineffective coordination between business units and central functions, change fatigue in our people and social unrest. As a result, we may not create the expected value from these initiatives or execute our business plans effectively. We may also experience damage to our corporate reputation, a decline in our share price, industrial action and disruption to our operations. Cyber and social Operational We rely on a complex IT landscape, using • Proactive monitoring of cyber threats and Increasing engineering both internal and external systems. These implementing preventive measures attacks systems are potentially vulnerable to security • Business awareness and training on information and cyber threats, as well as user behaviour. security This threat proﬁle is dynamically changing as • Business continuity and disaster recovery potential attackers’ skills and tools advance. programmes This exposes us to the risk of unauthorised • A programme to ﬁnd and resolve vulnerabilities data access, compromised data accuracy • Third party risk assessments and conﬁdentiality, and the loss of system operation. As a result, we could experience disruption to operations, regulatory intervention, or damage to our reputation. Market External Our success in the market depends on a • Shopper insights and price elasticity assessments Stayed number of factors. These include actions • Pack and product innovation the same taken by our competitors, route to market, • Promotional strategy and our ability to build strong customer • Commercial policy relationships and realise price increases. • Collaborative category planning with customers This exposes us to the risk that market forces • Growth centric customer investment policies may limit our ability to execute our business • Business development plans aligned with our plans effectively. As a result, we may be customers unable to expand margins, increase market • Diversiﬁcation of portfolio and customer base share, or negotiate with customers effectively. • Realistic budgeting routines and targets • Investment in key account development and category planning Economic External Our industry is sensitive to market conditions • Diversiﬁed product portfolio and the geographic Stayed and political such as commodity price volatility, inﬂation, diversity of our operations assist in mitigating the same conditions and political instability (for example, Brexit). our exposure to any localised economic risk This exposes us to the risk of an adverse • Our ﬂexible business model allows us to adapt our impact on CCEP and our consumers, driving portfolio to suit our customers’ changing needs during a reduction of spend within our category. economic downturns As a result, we could experience reduced • We regularly update our forecast of business results demand for our products, fail to meet our and cash ﬂows and, where necessary, rebalance growth priorities and our reputation could capital investments be adversely impacted. Relationship with Strategic We conduct our business primarily under • Clear agreements govern the relationships Stayed TCCC and other agreements with TCCC and other franchisors. • Incidence pricing agreement the same franchisors This exposes us to the risk of misaligned • Aligned long range planning and annual business incentives or strategy, particularly during planning processes periods of low category growth. As a result, • Ongoing pan-European and local routines between TCCC or other franchisors could act CCEP and franchise partners adversely to our interests with respect • Positive relationships at all levels to our business relationship. Product quality Operational We produce a wide range of products, all • TCCC standards and audits Stayed of which must adhere to strict food safety • Hygiene regimes at plants the same requirements. This exposes us to the risk of • Total quality management programme failing to meet, or being perceived as failing • Robust management systems to meet, the necessary standards, which • ISO certiﬁcation could lead to compromised product quality. • Internal governance audits As a result, our brand reputation could be • Quality monitoring programme damaged and our products could become • Customer and consumer monitoring and feedback less popular with consumers. • Incident management and crisis resolution (A) Packaging was identiﬁed as a separate new principal risk during the last enterprise risk assessment. 42 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Figure 1 Enterprise risk management framework ENTERPRISE RISK MANAGEMENT FRAMEWORK GOVERNANCE AND OVERSIGHT REPORT STRATEGIC Events & issues Risks & opportunities ASSESSM ISK ENT Internal losses R S Key indicators APPETITE RISK AND PROFILE RISK and issues Metrics and drivers for Use internal tools and key risks and controls; data sources to review Top down quantitative input for internal losses Enterprise risk assessment (ERA) risk appetite REPORT DIRECTORS’ & GOVERNANCE Functional Projects GB(A) IB(A) DE(A) FR(A) NE(A) Bottom up MANAGEMENT AND REGULATORY - Horizon scanning External incidents Continuous analysis identiﬁes STATEMENTS FINANCIAL Lessons learned across emerging risks with potential for Scenario analysis the industry; peer turning into material threats Risks under extreme in the future REPORTING incidents; publicly conditions available information OTHER INFORMATION OTHER COMMUNICATION AND TRAINING - METHODOLOGY AND TOOL The enterprise risk management framework gives a holistic view on the entire risk landscape at CCEP. It enables better decision making and best practice sharing across business units and functions. (A) Our business units: Great Britain (GB), Iberia (IB), Germany (DE), France (FR) and Northern Europe (NE) (Northern Europe is Belgium, Iceland, Luxembourg, the Netherlands, Norway and Sweden). Internal control procedures and risk management The Audit Committee has speciﬁc responsibility for CCEP’s internal controls are designed to manage rather reviewing the internal control policies and procedures than eliminate risk, and aim to provide reasonable but associated with the identiﬁcation, assessment and not absolute assurance against material misstatement. reporting of risks to check they are adequate and effective. The Board has overall responsibility for the Company’s Our internal control processes include: system of internal controls and for reviewing its adequacy • Board approval for signiﬁcant projects, transactions and effectiveness. To discharge its responsibility in a and corporate actions manner that complies with law and regulation and promotes • Either senior management or Board approval for all major effective and efﬁcient operation, the Board has established expenditure at the appropriate stages of each transaction clear operating procedures, lines of responsibility and • Regular reporting covering both technical progress and delegated authority. our ﬁnancial affairs • Board review, identiﬁcation, evaluation and management of signiﬁcant risks Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 43

VIABILITY STATEMENT In accordance with provision C2.2 of the 2016 edition of the UK Corporate Governance Code (the 2016 UKCGC), the Directors assessed the viability of the Group over a period of three years, which corresponds to the Group’s planning cycle. The assessment considered the Group’s prospects related Based on the Group’s current ﬁnancial position, stable cash to revenue, operating proﬁt, EBITDA and free cash ﬂow. generation and access to liquidity, the Directors concluded The Directors considered the maturity dates for the Group’s that the Group is well positioned to manage principal risks debt obligations and its access to public and private debt and potential downside impacts of such risks materialising markets, including its committed multi currency credit to ensure solvency and liquidity over the assessment period. facility. The Directors also carried out a robust review and From a qualitative perspective, the Directors also took into analysis of the principal risks facing the Group, including consideration the Group’s past experience of managing those risks that could materially and adversely affect the through adverse conditions and the Group’s strong Group’s business model, future performance, solvency relationship and position within the Coca-Cola system. The and liquidity. Directors considered the extreme measures the Group could take in the event of crisis, including decreasing or stopping Stress testing was performed on a number of scenarios, non-essential capital investment, decreasing or stopping including different estimates for operating income and free shareholder dividends, renegotiating commercial terms with cash ﬂow. Among other considerations, these scenarios customers and suppliers or selling non-essential assets. incorporated the potential downside impact of the Group’s principal risks, including those related to: Based upon the assessment performed, the Directors conﬁrm that they have a reasonable expectation the • Changing consumer preferences and the health impact Group will be able to continue in operation and meet all of soft drinks liabilities as they fall due over the three year period covered • Legal and regulatory intervention, including plastic by this assessment. packaging • The risk of a signiﬁcant product quality issue or recall 44 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

SECTION 172 STATEMENT FROM THE DIRECTORS REPORT STRATEGIC During 2018 we each acted in the way we considered, in good faith, would be most likely to promote CCEP’s success, based on the information available to us at the time. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Through CCEP’s culture, governance framework and In 2018, we reviewed CCEP’s stakeholders and agreed delegated authorities, we ensure that the right people take a stakeholder engagement matrix. This matrix identiﬁes the right decisions at the right time. They take into our key and other stakeholder groups and describes how consideration the likely long-term consequences and impact we, and CCEP more widely, interact with them. This is on relevant stakeholders and the need to act fairly as summarised in table 1. between CCEP’s shareholders. There are details about how READ MORE ABOUT HOW WE LISTEN TO this works in practice throughout this Integrated Report. OUR STAKEHOLDERS ON PAGES 16 TO 17 FINANCIAL STATEMENTS FINANCIAL Table 1 Summary of stakeholder engagement matrix in relation to key stakeholders identiﬁed by the Board Key stakeholder group Board engagement and information ﬂows More information Customers • The Board receives regular updates regarding customer relationships, development and See page 17 engagement, including customer feedback and complaints data • Customers are considered as part of strategy sessions • Customer leaders are invited to present to the Board • The Board undertakes regular market visits, including visits to customers INFORMATION OTHER Suppliers • The Board receives regular updates regarding supplier relationships, development and engagement See Action on Supply • The Audit Committee receives updates through internal audit of relevant processes Chain on page 39 Workforce • In May 2018, the Directors attended CCEP’s inaugural Group wide workforce town hall. A recording See Our People on of the event was made available to everyone at CCEP. We invited questions from the whole pages 18 to 19 organisation in advance, and the full list of questions and answers, including all questions See the Nomination submitted (not only those answered on the day), was made available to everyone after the event. Committee Chairman’s We intend for this to become an annual event Letter on page 67 • Directors attend the annual kick off conferences held in each country See the Directors’ • Directors meet employees on market visits and factory tours and when travelling to the different Remuneration Report countries in which we operate for Board meetings on page 76 • The Board considers and approves our people strategy • Issues raised about the CoC are reported to the Audit Committee, which passes on any particular concerns to the Board • The Nomination Committee is responsible for a range of people matters and reports to the Board as appropriate • The Remuneration Committee is responsible for pay and reward matters and reports to the Board as appropriate Franchisors • The Board and Afﬁliated Transaction Committee receive regular updates regarding franchisor See pages 16 and 174 relationships, development and engagement • The Chairman engages with senior leadership at key franchisors • Senior leaders from TCCC are invited to present to the Board at regular intervals • Directors are invited to business unit meetings and have the opportunity to meet franchisors Investors • Directors are available to shareholders at the Annual General Meeting See page 65 in the • The 2018 Capital Markets Day was attended by the CEO, Chairman and senior management Corporate Governance • The CEO, with the CFO, attends regular investor calls and investor events, including CAGNY Report • The Board receives quarterly updates from investor relations, copies of analyst consensus and recommendations, post-earnings reaction and commentary, and deep dives on investor relations at appropriate intervals • In 2018, the Board held a panel session with investors and analysts Communities • The CSR Committee receives regular updates on community activities, environmental matters See Action on Society and other social responsibility topics and reports onward to the Board where appropriate on pages 34 to 35 • The Board sets and reviews the strategy, including plans for engagement with communities, and receives updates from the CSR Committee The Company’s Strategic Report is set out on pages 1 to 45. The Strategic Report was approved by the Board on 14 March 2019 and signed on its behalf by Damian Gammell Chief Executive Ofﬁcer Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 45

GOVERNANCE AND DIRECTORS’ REPORT 48 Chairman’s Introduction 49 Board of Directors 50 Directors’ Biographies 55 Senior Management 57 Corporate Governance Report 67 Nomination Committee Chairman’s Letter 68 Nomination Committee Report 70 Audit Committee Chairman’s Letter 71 Audit Committee Report 76 Directors’ Remuneration Report 76 Statement from the Remuneration Committee Chairman 78 Overview of the Remuneration Policy 79 Remuneration at a Glance 80 Annual Report on Remuneration 88 Directors’ Report 91 Directors’ Responsibilities Statement 46 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE FINANCIAL STATEMENTS FINANCIAL OTHER INFORMATION OTHER Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 47

CHAIRMAN’S INTRODUCTION “ Corporate governance underpins the conduct of our daily business.” Dear Shareholder As Chairman, I believe that promoting the highest standards At the same time we have taken steps to keep ahead of of governance throughout the Group beneﬁ ts all of our corporate governance developments by enhancing our shareholders and other stakeholders and underpins the governance practices, applying the requirements of the 2018 long-term sustainable success of Coca-Cola European UKCGC as early as we can. For example, we have included Partners (CCEP). certain disclosures regarding the 2018 UKCGC even though it didn’t apply to us during 2018 and we are not required to There is a brief summary of our Board’s activities during report against it yet. 2018 in table 3 on page 61, with some more details on speciﬁ c activities elsewhere in this report. This year, as well Looking to the future as our normal agenda we focused on: The Board is responsible for leading CCEP and overseeing • Reﬁ ning and overseeing the implementation of our strategy the Group’s governance, by setting its culture, values and • Sustainable success, with particular consideration of standards, while keeping our stakeholders’ interests front issues around plastic and sugar, and meeting the of mind. Along with its regular schedule of topics, the Board commitments set out in This is Forward has the following activities planned for 2019: • Engaging with our stakeholders, including running our ﬁ rst Innovation and growth employee town hall with the whole Board, which was We will continue to pursue an active growth agenda, taking standing room only, and reviewing the terms of reference appropriate opportunities. for our Committees and our forward agenda to give us a Succession planning and diversity better understanding of stakeholders During 2019, we will again carry out a Board evaluation and • Considering our capital allocation framework and making gap analysis against our skills matrix and diversity criteria, the decision to start our ﬁ rst share buyback programme taking any appropriate action to ensure the Board has the • People and encouraging a diverse and inclusive culture skills and experience needed to support CCEP’s future success. • Enhancing our corporate governance It’s important that the Board leads by example. The Board Enhancing the governance framework aims to do so through diverse leadership and by listening Corporate governance underpins the conduct of our daily and caring, setting the inclusive tone and culture for business. Best practice for corporate governance continues the Group. to evolve. In 2018, the new UK Corporate Governance Code (the 2018 UKCGC) was published, and this applies to us from Stakeholder engagement our accounting period starting on 1 January 2019. During 2018, we developed a stakeholder engagement matrix. In 2019, we will enhance our stakeholder Governance framework engagement. Through our Committees we will gain a better In 2018, we reviewed and amended the terms of reference understanding of stakeholders, particularly of the people for our Audit, Nomination and Remuneration Committees to in our business who contribute to our success. ensure they meet and support the requirements of the 2018 UKCGC. Details of the changes are set out in the letters from SEE THE SECTION 172 STATEMENT the Committee chairmen prefacing the Committees’ reports. FROM THE DIRECTORS ON PAGE 45 We have continued to apply the 2016 edition of the UK Sol Daurella Corporate Governance Code (the 2016 UKCGC) voluntarily Chairman on a comply or explain basis during 2018. 14 March 2019 48 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

BOARD OF DIRECTORS STRATEGIC REPORT STRATEGIC Our Board of Directors is diverse, experienced and knowledgeable, bringing together the skills we need in line with our skills matrix. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE WOMEN ON THE BOARD(A) DIRECTORS’ SKILLS AND EXPERIENCE(A) Coca-Cola system Bottling industry People 3 13 12 12 STATEMENTS FINANCIAL (A) INDEPENDENT DIRECTORS ON THE BOARD INFORMATION OTHER (EXCLUDING THE CHAIRMAN) Customer/ Marketing/PR/ retail consumer Sustainability 12 13 8 9 Digital/ Audit/risk/ technology Strategy ﬁnance 1 14 6 (A) Number shown is number of Directors. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 49

DIRECTORS’ BIOGRAPHIES AT N Sol Daurella Damian Gammell Chairman Chief Executive Ofﬁ cer Date appointed to the Board: May 2016 Date appointed to the Board: December 2016 Independent: No Independent: No Key strengths/experience: Key strengths/experience: • Experienced director of public companies operating in • Strategy development and execution experience an international environment • Vision, customer focus and transformational leadership • A deep understanding of FMCG and our markets • Developing people and teams • Extensive experience at Coca-Cola bottling companies • 25 years of leadership experience and in depth understanding • Strong international strategic and commercial skills of the NARTD industry and within the Coca-Cola system Key external commitments: Key external commitments: Co-Chairman and member of the Executive Committee of Cobega, S.A., N/A Executive Chairman of Olive Partners, S.A., Co-Chairman of Grupo Previous roles: Cacaolat, S.L., director of Equatorial Coca-Cola Bottling Company, S.L., A number of senior executive roles in the Coca-Cola system, also Managing director and a member of the Appointments, Remuneration and Responsible Director and Group President of Efes Soft Drinks, and President and CEO of Banking, Sustainability and Culture Committees of Banco Santander Anadolu Efes S.K. Previous roles: Various roles at the Daurella family’s Coca-Cola bottling business, director of Banco de Sabadell, Ebro Foods and Acciona Key AT Afﬁ liated Transaction Committee A Audit Committee C Corporate Social Responsibility Committee N Nomination Committee R Remuneration Committee Committee Chairman FULL BIOGRAPHIES ARE AVAILABLE AT IR.CCEP.COM/CORPORATE-GOVERNANCE/BOARD-OF-DIRECTORS 50 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Jan Bennink José Ignacio Comenge Sánchez-Real Non-executive Director Non-executive Director Date appointed to the Board: May 2016 Date appointed to the Board: May 2016 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Chairman/CEO of multinational public companies • Extensive experience of the Coca-Cola system • Extensive experience in FMCG, including the food and beverage industry • Broad board experience across industries and sectors FINANCIAL STATEMENTS FINANCIAL • Thorough understanding of global and Western European markets • Knowledgeable about the industry in our key market of Iberia • Strong strategic, marketing and sales experience relevant to the • Insights in formulating strategy drawn from leadership roles beverage industry in varied sectors Key external commitments: Key external commitments: N/A Director of Olive Partners, S.A., ENCE Energía y Celulosa, S.A., Companía Previous roles: Vinícola del Norte de Espana, S.A., Ebro Foods S.A., Barbosa & Almeida CEO of Royal Numico N.V., Executive Chairman of Sara Lee Corporation, SGPS, S.A., Azora, S.A., and Ball Beverage Can Iberica, S.L. Chairman and CEO of DE Masterblenders 1753 N.V., director of Boots Previous roles: Company plc, Dalli-Werke GmbH & Co KG and Kraft Foods Inc. and a member Senior roles in the Coca-Cola system, AXA, S.A., Aguila and Heineken Spain, INFORMATION OTHER of the Advisory Board of ABN Amro Bank Vice-Chairman and CEO of MMA Insurance Francisco Crespo Benítez Christine Cross Non-executive Director Non-executive Director Date appointed to the Board: March 2018 Date appointed to the Board: May 2016 Independent: No Independent: Yes Key strengths/experience: Key strengths/experience: • Extensive experience of working in the Coca-Cola system • In depth experience working in the food and beverage industry • Deep understanding of integrated global marketing and • Consults on international business strategy, marketing and corporate strategy business development • Proven track record of leading customer and commercial teams • Global perspective on CCEP’s activities • Possesses a strong network at The Coca-Cola Company (TCCC) • Experience of chairing remuneration committees • Seasoned operator in charge of P&L Key external commitments: Key external commitments: Director of Christine Cross Ltd, Sonae – SGPS, S.A., Hilton Food Group plc Senior Vice President and Chief Growth Ofﬁ cer of TCCC and Pollen Estate Previous roles: Previous roles: TCCC’s Mexico and South Latin business units, President of the Coca-Cola Director of Brambles Limited, Fenwick Limited, Kathmandu Holdings Limited, Foundation in Chile, Director and Vice President respectively of the American Tesco PLC, Next plc, Woolworths (Au) plc, Sobeys (Ca) plc, Plantasgen, Chambers in Chile and Argentina, and also served on the boards of Zurich Fairmont Hotels Group plc, Premier Foods plc and Taylor Wimpey plc and Zurich Compañía de Seguros, S.A. in Mexico FULL BIOGRAPHIES ARE AVAILABLE AT IR.CCEP.COM/CORPORATE-GOVERNANCE/BOARD-OF-DIRECTORS Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 51

DIRECTORS’ BIOGRAPHIES CONTINUED Javier Ferrán Irial Finan Non-executive Director Non-executive Director Date appointed to the Board: May 2016 Date appointed to the Board: April 2016 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Extensive experience in consumer brands and sales and marketing • Extensive international management experience within the beverage industry • Strong track record of growing businesses • Broad strategic understanding of the sector • Extensive experience of working in the Coca-Cola system • Deep experience of international commercial matters • International strategy • Financial and operational background • Possesses a strong network at TCCC Key external commitments: Key external commitments: Chairman of Diageo plc and Senior Advisor at Lion Capital LLP Director Coca-Cola Bottlers Japan Inc., Fortune Brands Home & Security, Previous roles: Inc. and the Smurﬁ t Kappa Group plc Partner at Lion Capital LLP, President and CEO of Bacardi Limited, senior Previous roles: independent director of and director of Associated British Foods plc and Director and senior roles in the Coca-Cola system throughout his career director of SABMiller plc and William Grant & Sons Ltd including as CEO of Coca-Cola HBC AG, President of Bottling Investments Group, Executive Vice President of TCCC and director of Coca-Cola Amatil, Coca-Cola Enterprises, Inc., G2G Trading, Coca-Cola East Japan and Coca-Cola FEMSA C Nathalie Gaveau Álvaro Gómez-Trénor Aguilar Non-executive Director Non-executive Director Date appointed to the Board: January 2019 Date appointed to the Board: March 2018 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Successful tech entrepreneur • Broad knowledge of working in the food and beverage industry • Expert in e-commerce and digital transformation, mobile, • Extensive understanding of the Coca-Cola system, particularly data and social marketing in Iberia • International consumer goods experience • Expertise in ﬁ nance and investment banking Key external commitments: • Strategic and investment advisor to businesses in varied sectors Non-executive director of Calida Group and HEC Paris Key external commitments: Previous roles: Director of Olive Partners, S.A., Global Omnium (Aguas de Valencia, S.A.) Founder and CEO of Shopcade, Interactive Business Director of the TBWA and Sinensis Seed Capital SCR de RC, S.A. Tequila Group, Asia Paciﬁ c E-business and CRM Manager for Club Med, Previous roles: Co-founder and Managing Director of Priceminister, Financial Analyst Various board appointments in the Coca-Cola system, including as President for Lazard of Begano, S.A., director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallvé & Contreras FULL BIOGRAPHIES ARE AVAILABLE AT IR.CCEP.COM/CORPORATE-GOVERNANCE/BOARD-OF-DIRECTORS 52 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC A N L. Phillip Humann Orrin H. Ingram II Non-executive Director Non-executive Director Date appointed to the Board: May 2016 Date appointed to the Board: May 2016 Independent: Yes Independent: Yes Key strengths/experience: Key strengths/experience: • Extensive experience as a director of major companies both • Executive experience in the wholesale, distribution, consumer goods within and outside the Coca-Cola system and transportation services industries • Expertise in banking and fi nance • A broad perspective on CCEP’s operations • Leadership and consensus building skills • Former director of a global distributor REPORT DIRECTORS’ & GOVERNANCE • Understanding of the consumer goods and services industries • Strong strategic understanding Key external commitments: Key external commitments: N/A President and Chief Executive Offi cer of Ingram Industries Inc., Chairman Previous roles: and Chief Executive Offi cer of Ingram Marine Group and director of FirstBank Director of Equifax Inc., Haverty Furniture Companies, Inc. and Coca-Cola Previous roles: Enterprises, Inc. and Chairman of the Board of SunTrust Banks, Inc. Various positions with Ingram Materials Company, Ingram Barge Company and Co-President of Ingram Industries, a director of Ingram Micro Inc. and Coca-Cola Enterprises, Inc. FINANCIAL STATEMENTS FINANCIAL OTHER INFORMATION OTHER C R C Thomas H. Johnson Alfonso Líbano Daurella Non-executive Director and Senior Independent Director Non-executive Director Date appointed to the Board: May 2016 Date appointed to the Board: May 2016 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Chair and CEO of international public companies • Developed the Daurella family’s association with the Coca-Cola system • Manufacturing and distribution expertise • Detailed knowledge of the Coca-Cola system • Extensive international management experience in Europe • Insight to CCEP’s impact on communities from experience as trustee • Investment experience or director of charitable and public organisations Key external commitments: • Experienced corporate social responsibility committee chair Chief Executive Offi cer of The Taffrail Group, LLC and director Key external commitments: of Universal Corporation Co-Vice Chairman and member of the Executive Committee of Cobega, S.A., Previous roles: director of Olive Partners, S.A., Cobega Invest, S.L. and Grupo Cacaolat, S.L., Chairman and CEO of Chesapeake Corporation, director of Coca-Cola Chairman of Equatorial Coca-Cola Bottling Company, S.L., Vice-Chairman of Enterprises, Inc., GenOn Corporation, Mirant Corporation, ModusLink MECC Soft Drinks DMCC and President of GEEF European Family Business Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. Previous roles: Various roles at the Daurella family’s Coca-Cola bottling business, Director and Chairman of the Quality & CRS Committee of Coca-Cola Iberian Partners, S.A., a member of the Board of the American Chamber of Commerce in Spain FULL BIOGRAPHIES ARE AVAILABLE AT IR.CCEP.COM/CORPORATE‑GOVERNANCE/BOARD‑OF‑DIRECTORS Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 53

DIRECTORS’ BIOGRAPHIES CONTINUED R A R Mario Rotllant Solá Garry Watts Non-executive Director Non-executive Director Date appointed to the Board: May 2016 Date appointed to the Board: April 2016 Independent: No Independent: Yes Key strengths/experience: Key strengths/experience: • Deep understanding of the Coca-Cola system • Extensive business experience in Western Europe and the UK, including • Extensive international experience in the food and beverage industry as CEO of a global consumer goods business • Experience of dealing with regulatory and political bodies • Served as executive and non-executive director in a broad • Experience of chairing a remuneration committee variety of sectors and previously chaired the Audit Committee Key external commitments: of a sizeable company Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the • Financial expertise, experience and skills Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling • Formerly an auditor Company, Chairman of the Advisory Board of Banco Santander, S.A. in Key external commitments: Catalonia and a director of Equatorial Coca-Cola Bottling Company, S.L. Chairman of Spire Healthcare Group plc and Foxtons Group plc and retiring and Copesco Sefrisa Chairman of BTG plc Previous roles: Previous roles: Second Vice-Chairman and member of the Executive Committee and Audit partner at KPMG LLP, CFO of Medeva plc, CEO of SSL International, Chairman of the Appointment & Remuneration Committee of Coca-Cola director of Coca-Cola Enterprises, Inc., Deputy Chairman and Audit Iberian Partners, S.A. Committee Chairman of Stagecoach Group plc and Protherics plc Board members that stepped down during the year were: • J. Alexander M. Douglas, Jr, who was replaced by Francisco Crespo Benítez in March 2018 • Véronique Morali, who resigned effective 31 December 2018 • Francisco Ruiz de la Torre Esporrín, who was replaced by Álvaro Gómez-Trénor Aguilar in March 2018 AT C Curtis R. Welling Non-executive Director Date appointed to the Board: May 2016 Independent: Yes Key strengths/experience: • Finance and business leadership skills • Skilled evaluator of business performance and plans • Experience of the ﬁ nancial services and securities industries • Subject matter expert in sustainability and corporate responsibility Key external commitments: Director of Apjet and a member of the faculty of Dartmouth College’s Amos Tuck School of Business Previous roles: Director of Sapient Corporation, President and CEO of AmeriCares Foundation, CEO of Princeton eCom Corporation, SG Cowen Securities Corporation and a director of Coca-Cola Enterprises, Inc. FULL BIOGRAPHIES ARE AVAILABLE AT IR.CCEP.COM/CORPORATE-GOVERNANCE/BOARD-OF-DIRECTORS 54 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

SENIOR MANAGEMENT STRATEGIC REPORT STRATEGIC The senior management and Damian Gammell together constitute the members of the Executive Leadership Team (ELT). GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Nik Jhangiani Ron Lewis Chief Financial Ofﬁcer Chief Supply Chain Ofﬁcer Appointed May 2016 Appointed May 2016 Nik has more than 25 years of ﬁnance experience, including 17 years within Ron is an experienced supply chain leader who leads the end to end supply the Coca-Cola system, latterly as Senior Vice President and CFO for chain for CCEP. He is familiar with the Coca-Cola system, having served in Coca-Cola Enterprises, Inc.. Nik started his career in New York at accountancy a number of general management and supply chain roles, including Senior ﬁrm Deloitte & Touche before spending two years at Bristol-Myers Squibb as Vice President, Supply Chain for Coca-Cola Enterprises, Inc., Senior Vice International Senior Internal Auditor. He then joined the Colgate-Palmolive President and General Manager of the Southeastern United States for Company in New York where he was appointed Group Financial Director for Coca-Cola Refreshments and Chief Procurement Ofﬁcer for TCCC. He has STATEMENTS FINANCIAL the Nigerian operations, before moving to TCCC in Atlanta. He is a CPA. also served as a director of ZICO and Southeastern Containers. Previously, Ron worked for Mars Inc. and Cargill Inc.. Clare Wardle Lauren Sayeski General Counsel and Company Secretary Chief Public Affairs and Communications Ofﬁcer Appointed July 2016 Appointed May 2016 Clare leads legal, risk, compliance, security and company secretariat. Lauren leads CCEP’s strategic engagement with media, policymakers, civil Prior to joining CCEP, she was Group General Counsel at Kingﬁsher plc, society and community stakeholders. Lauren has worked in the Coca-Cola INFORMATION OTHER Commercial Director, General Counsel and Company Secretary at Tube Lines system for over 12 years in roles across the spectrum of public affairs and and held senior roles at the Royal Mail Group. She began her career as a communications. She has served on transaction teams for the 2010 sale barrister before moving to Hogan Lovells. Clare is non-executive chairman of Coca-Cola Enterprises’ North American operations to TCCC and, most of Basketball England, and a non-executive director of Lee/Fitzgerald recently, on the Merger to create CCEP. Architects and Modern Pentathlon GB. Peter Brickley Victor Rufart Chief Information Ofﬁcer Chief Strategy Ofﬁcer Appointed November 2016 Appointed October 2016 Peter leads the business solutions, support services and technology Victor leads business strategy and business transformation. Prior to joining infrastructure at CCEP, including steering CCEP’s investments in technology CCEP, he was CEO of Coca-Cola Iberian Partners, S.A. and spent 25 years solutions. Peter has over 20 years’ experience leading technology for global at Cobega, S.A.. While with Cobega, S.A., he held a number of senior roles businesses including Heineken, Centrica and BAT. More recently, he was including Director of New Business, Head of Finance, advisor in the formation Global CIO and Managing Director of Global Business Services at SABMiller. of the Equatorial Coca-Cola Bottling Company and Head of Tax Planning. Peter is also non-executive chairman of Newbury Building Society. FULL BIOGRAPHIES ARE AVAILABLE AT WWW.CCEP.COM/BIOS Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 55

SENIOR MANAGEMENT CONTINUED Nick Wall Francesc Cosano Chief Human Resources Ofﬁcer General Manager, Iberia Business Unit Appointed September 2016 Appointed May 2016 Nick heads CCEP’s HR function and has been working within the Coca-Cola Francesc leads CCEP’s business unit in Spain, Portugal and Andorra. system for over 30 years. He started his career in his native Ireland, before He was previously the Operations Director then Managing Director of progressing through international positions, based in Austria, Turkey, USA, Coca-Cola Iberian Partners, S.A.. Francesc has been part of the Coca-Cola Zimbabwe and Swaziland. Before joining CCEP, Nick was Senior Vice-President system for 30 years, and involved in a number of sales management HR for TCCC’s Bottling Investment Group – with more than 80,000 employees positions and ultimately as Sales Director then Deputy General Manager. in 25 countries around the world. Prior to that, he was Group Head of HR for He has also worked as Regional Director for the Leche Pascual, S.A. group, Europe, Eurasia, & Middle East for TCCC. He worked for a Pﬁzer Inc. company in Anglo Española de Distribución, S.A.. before joining Coca-Cola. Leendert den Hollander Ben Lambrecht General Manager, Great Britain Business Unit General Manager, France Business Unit Appointed May 2016 Appointed May 2016 Leendert is responsible for CCEP’s business unit in Great Britain, having Ben is responsible for CCEP’s business unit in France, having worked in the been Vice President & General Manager of Coca-Cola Enterprises Great Coca-Cola system in various leadership positions for more than 20 years, Britain. Previously, he was CEO of Young’s Seafood and Managing Director latterly as Vice President & General Manager France of Coca-Cola at Findus Group Ltd. Earlier in his career, Leendert spent 15 years at Procter Enterprises, Inc.. Ben’s career began at KPMG, followed by several years in & Gamble in senior marketing positions. Leendert is President of the British other companies including Biscuits Delacre. Ben is a director of the French Soft Drinks Association and a member of the Leadership Council of IGD (the Soft Drinks Association (Boissons Rafraîchissantes de France) and of the Institute of Grocery Distribution). French Food Association (Association Nationale de l’Industrie Alimentaire). Frank Molthan Stephen Moorhouse General Manager, Germany Business Unit General Manager, Northern Europe Business Unit Appointed May 2016 Appointed May 2016 Frank leads CCEP’s business unit in Germany and has 30 years’ experience Stephen is responsible for CCEP’s business unit in Northern Europe and has in Germany’s Coca-Cola system. He started his career at Coca-Cola bottling 16 years’ experience in the Coca-Cola system, leading operations and supply operations in Schleswig-Holstein and North Rhine-Westphalia. He has held chain in Belgium, Luxembourg, the Netherlands, Sweden, Norway and a range of regional and commercial leadership roles, latterly as HR Director Iceland. Stephen has held a number of other senior executive roles throughout for Coca-Cola Germany. He was also Managing Director of Coca-Cola Europe. Prior to joining, he worked overseas for the Swire Group in the US Deutschland Verkauf GmbH and Co. KG. and Asian Paciﬁc region. FULL BIOGRAPHIES ARE AVAILABLE AT WWW.CCEP.COM/BIOS 56 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

CORPORATE GOVERNANCE REPORT STRATEGIC REPORT STRATEGIC Statement of compliance Effectiveness The governance framework of the Company is set out in its 2016 UKCGC principle B.7 and provision B.7.1 Articles of Association (the Articles) and the Shareholders’ 2018 UKCGC provision 18 Agreement. These provide a high level framework for the Sol Daurella, the Chairman, will not be subject to re-election Company’s affairs, governance and relationship with its during her nine year tenure following the completion of the stakeholders and its shareholders. The Articles are Merger. Her extended term recognises the importance of available on the Company’s website at ir.ccep.com/ her extensive experience and knowledge of the beverage corporate-governance/governance-documents. industry, and the signiﬁcant shareholding of Olive Partners, S.A. (Olive Partners) in the Company. Statement of compliance with the UK Corporate REPORT DIRECTORS’ & GOVERNANCE Governance Code None of the Independent Non-executive Directors (INEDs) We follow the 2016 UKCGC on a comply or explain basis. were put up for election at an Annual General Meeting CCEP is not subject to the 2016 UKCGC as it only has a (AGM) before the AGM in 2019. At this AGM, three INEDs will standard listing of ordinary shares on the Ofﬁcial List. be put up for election (Nathalie Gaveau, Dagmar Kollmann However, we have chosen to apply the 2016 UKCGC to and Lord Price), with three additional INEDS put up for demonstrate our commitment to good governance as an election at the AGMs in 2020 and 2021. From the point of integral part of our culture. This Corporate Governance their ﬁrst election at an AGM, an INED will be subject to Report explains how the Company has applied the annual re-election. This arrangement is in place to ensure STATEMENTS FINANCIAL 2016 UKCGC during the year ended 31 December 2018. effective representation of public shareholders and to retain INEDs’ inﬂuence over the Company’s strategic We also took steps in 2018 to ensure we were well direction and operation, following the completion of the positioned to follow the 2018 UKCGC from 1 January 2019. Merger. This Corporate Governance Report also provides early reporting against relevant aspects of the 2018 UKCGC. Remuneration 2016 UKCGC provision D.2.1 There are a number of instances where CCEP’s practices 2018 UKCGC provision 32 vary from the principles and provisions of both the 2016 The Remuneration Committee is not comprised solely of INFORMATION OTHER and 2018 UKCGCs. These are set out below. INEDs, although it is comprised of a majority of INEDs. The Copies of the 2016 and 2018 UKCGCs are both available Shareholders’ Agreement requires that the Remuneration on the FRC’s website www.frc.org.uk/directors/corporate- Committee comprises at least one Director nominated by: governance-and-stewardship/uk-corporate-governance- • Olive Partners, for as long as it owns at least 15% code. of the Company • European Refreshments (ER), a subsidiary of TCCC, Chairman for as long as it owns at least 10% of the Company 2016 UKCGC provision A.3.1 2018 UKCGC provision 9 The Remuneration Committee, and its independent The Chairman, Sol Daurella, was not independent on either chairman, beneﬁt from the nominated Directors’ extensive her appointment or election, within the meaning of the understanding of the Group’s market. UKCGC. However, we beneﬁt from her vast knowledge of, and long-term commitment to, the Coca-Cola system and her extensive experience and leadership skills, gained from her roles as director and CEO of large public and private institutions across many different sectors. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 57

CORPORATE GOVERNANCE REPORT CONTINUED Remuneration that at least one member of the Audit Committee should 2016 UKCGC provision D.2.2 have accounting or related ﬁnancial management expertise. 2018 UKCGC provision 33 The Board has determined that Garry Watts possesses such The Remuneration Committee is not solely responsible expertise and is therefore deemed the audit committee for setting the remuneration of the Chairman, CEO and ﬁnancial expert as deﬁned in Item 16A of Form 20-F. Non-executive Directors (NEDs). Instead, the Board (excluding any Director whose remuneration is linked Corporate Governance Guidelines to the decision) determines their remuneration upon the The NYSE Rules require relevant domestic US companies recommendation of the Remuneration Committee and to adopt and disclose corporate governance guidelines. following rigorous analysis and debate. To date, the There is no equivalent recommendation in the 2016 UKCGC. Board has followed all of the Remuneration Committee’s However, the Nomination Committee reviews the remuneration recommendations. governance code guidelines, as required by its terms of reference. Differences between the 2016 UKCGC and the New York Stock Exchange (NYSE) corporate governance rules (the NYSE Rules) Shareholder approval of equity compensation plans The Company is classed as a Foreign Private Issuer (FPI). It The NYSE Rules for domestic US companies require that is therefore exempt from most of the NYSE Rules that apply shareholders must be given the opportunity to vote on all to domestic US listed companies, because of its voluntary equity compensation plans and material revisions to those compliance with the 2016 UKCGC. However, under the NYSE plans. The Company complies with UK requirements that Rules, the Company is required to provide an annual written are similar to those of the NYSE Rules. However, the Board afﬁrmation to the NYSE and disclose signiﬁcant differences does not explicitly take into consideration the NYSE’s between its corporate governance practices and those detailed deﬁnition of “material revisions”. followed by domestic US companies listed on the NYSE. Code of Conduct The signiﬁcant differences are summarised below. The NYSE Rules require relevant domestic US companies to Director independence adopt and disclose a code of business conduct and ethics The NYSE Rules require a majority of the Board to be for their directors, ofﬁcers and employees. CCEP has a Code independent. The 2016 UKCGC requires at least half of of Conduct (CoC) that currently applies to all Directors and the Board (excluding the Chairman) to be independent. the senior ﬁnancial ofﬁcers of the Group. See The NYSE Rules contain different tests from the 2016 UKCGC ir.ccep.com/corporate-governance/code-of-conduct. for determining whether a director is independent. The If the Board amends or waives the provisions of the CoC, independence of the Company’s NEDs is reviewed by the details of the amendment or waiver will appear on the Board on an annual basis, taking into account the guidance website. No such waiver has been made or given to date. contained in the 2016 UKCGC and criteria established by The new CoC was approved by the Board in 2017 and the Company. It has determined that a majority of the Board launched in early 2018 for employees in all countries in which is independent, without explicitly taking into consideration we operate, except Germany where initially it was applied the independence requirements outlined in the NYSE Rules. only to senior management. From 19 December 2018, Board Committees following acceptance by the Works Council, the new CoC The Company has a number of Committees whose purpose was implemented for all employees in Germany. We also and composition are broadly comparable in purpose and expect all third parties who work on our behalf, such as composition to those required by the NYSE Rules for suppliers, vendors, contractors, consultants, distributors domestic US companies. However, other than the Audit and agents, to act in an ethical manner consistent with our Committee, the Committee members are not all INEDs, CoC and in compliance with our Supplier Guiding Principles. although in all cases the majority are. Each Committee has The CoC covers issues such as share dealing, anti-bribery, its own terms of reference (broadly equivalent to a charter data protection, environmental regulation, human rights, document) which can be found on our website at ir.ccep. health, safety, wellbeing and respect for others. It aligns com/corporate-governance/governance-documents. with the UN Global Compact, the US Foreign Corrupt A summary of the terms of reference, roles and activities Practices Act, the UK Bribery Act, the 2016 and 2018 of the Audit Committee and the Remuneration Committee UKCGCs, the EU General Data Protection Regulation, the can be found in the Committees’ respective reports. The Spanish and Portuguese Criminal Codes and Sapin II. The Remuneration Committee’s terms of reference include Company considers that the CoC and related policies responsibility for matters relating to remuneration policy, address the NYSE Rules on the codes of conduct for share-based incentive plans, employee beneﬁt plans and relevant domestic US companies. implementation of the remuneration policy. We received no ﬁnes for CoC violations in 2018. Audit Committee More information about the Audit Committee is set out in SEE DETAILS OF COC REPORTING ON PAGE 21 its report, including compliance with the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, NED meetings as amended, and Section 303A.06 of the NYSE Rules. The The NYSE Rules require NEDs to meet regularly without Audit Committee is comprised only of INEDs (complying management and independent directors to meet separately with the NYSE Rules). However, the responsibilities of the at least once a year. The 2016 UKCGC requires NEDs to meet Audit Committee (except for applicable mandatory without the Chairman present at least once annually to responsibilities under the Sarbanes-Oxley Act) follow the appraise the Chairman’s performance. The NEDs have regular 2016 UKCGC’s recommendations rather than the NYSE meetings without management present. There are also Rules, although they are broadly comparable. One of the meetings of the INEDs as required and at least once a year. NYSE’s similar requirements for the Audit Committee states 58 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Leadership Meeting attendance Roles and responsibilities of the Board The Board held ﬁve formal meetings during 2018, with The Board is primarily responsible for the Group’s strategic additional ad hoc meetings with Board and Committee plan, risk appetite, systems of internal control and corporate members held in line with business needs. Directors and governance policies, to ensure the long-term success of Committee members are expected to attend every meeting. the Group. To retain control of key decisions and ensure If a Director is unable to attend a meeting, the relevant there is a clear division of responsibilities, there is a formal meeting papers are provided to that Director in advance of REPORT STRATEGIC schedule of matters reserved to the Board, which sets the relevant meeting so that comments can be given to the out the structure under which the Board manages its Chairman or Committee Chairman, as applicable, who relays responsibilities, and provides guidance on how it discharges them at the meeting. After the meeting, the Chairman or its authority and manages its activities. Key matters include: Committee Chairman, as applicable, also briefs the Director • Strategic decisions on the matters discussed. • Approval of annual and long-term business plans Attendance during 2018 is set out in table 2. • Suspension, cessation or abandonment of any material activity of the Group The Chairman attends most Committee meetings. • Material acquisitions and disposals The Chairman of the Audit Committee sits on the • Approvals relating to listings Remuneration Committee and the Chairman of the • Change of the Company’s country of incorporation Remuneration Committee sits on the Audit Committee. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE • Amendment or repeal of the constitution of the Company Both the Audit and Remuneration Committee Chairmen • Material commitment or arrangement of the Group outside are INEDs and offer impartial and extensive experience the normal course of business and/or not speciﬁcally and knowledge of the responsibilities of each Committee. identiﬁed in the annual business plan Cross membership between Board Committees and active The Board is responsible for the management of the Group. collaboration means liaison across Committees is working While both the Executive Director and NEDs have the same well. See ﬁgure 1 for details. duties and constraints, they have different roles on the At the end of most Board meetings, two sessions are held: Board (see table 1). There is a clear, written division of STATEMENTS FINANCIAL one that all Directors attend, without management present, responsibilities between the Chairman and the CEO. and the other that all the NEDs attend, without management or the CEO present. Directors may raise any matter they wish for discussion at these sessions. Table 1 Roles on the Board Role Responsibilities OTHER INFORMATION OTHER Chairman • Operating, leading and governing the Board • Setting meeting agendas, managing meeting timetables • Promoting culture of open debate between Directors and encouraging effective communication during meetings • Creating the conditions for overall Board and individual Director effectiveness CEO • Leading the business • Implementing strategy approved by the Board • Overseeing the operation of the internal control framework Senior Independent Director • Advising and supporting the Chairman by acting as an alternative contact for shareholders and as an intermediary (SID) to NEDs NEDs • Providing external insight to the Board and its Committees • Offering their extensive experience and business knowledge from other sectors and industries Company Secretary • Assisting the Chairman by ensuring that all Directors have full and timely access to relevant information • Advising the Board on legal, compliance and corporate governance matters • Organising the induction and ongoing training of Directors Figure 1 Board Committee cross membership Corporate Social Audit Committee Nomination Committee Remuneration Committee Responsibility Committee Afﬁliated Transaction 1 2 – 1 Committee Corporate Social 0(A) – 1 Responsibility Committee Remuneration 2 1 Committee Nomination 1 Committee (A) Véronique Morali was a member of both the Audit Committee and the Corporate Social Responsibility Committee until her resignation on 31 December 2018. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 59

CORPORATE GOVERNANCE REPORT CONTINUED Table 2 Meeting attendance by Board and Committee members(A) Independent or Afﬁliated nominated by Olive Board of Transaction Audit Nomination Remuneration Partners or ER(B) Directors Committee Committee CSR Committee Committee Committee Chairman Sol Daurella Nominated by 5 (5) 5 (5) 5 (5) Olive Partners Executive Director Damian Gammell CEO 5 (5) Non-executive Directors Jan Bennink Independent 5 (5) 5 (5)(E) 5 (5) José Ignacio de Nominated by 5 (5) 5 (5) Comenge Sánchez-Real Olive Partners Francisco Nominated by ER 4 (4) 4 (4) Crespo Benítez(C) Christine Cross Independent 5 (5) 7 (7) 5 (5)(E) J. Alexander Nominated by ER 1 (1) 1 (1) M. Douglas, Jr(C) Javier Ferrán Independent 4 (5)(F) 4 (5)(F) 6 (7)(F) Irial Finan Nominated by ER 5 (5) 5 (5) 5 (5) Álvaro Gómez-Trénor Nominated by 4 (4) Aguilar(D) Olive Partners L. Phillip Humann Independent 5 (5) 5 (5)(E) Orrin H. Ingram II Independent 5 (5) 7 (7) 5 (5) Thomas H. Johnson SID 5 (5) 5 (5) 5 (5) Alfonso Líbano Daurella Nominated by 5 (5) 5 (5)(E) Olive Partners Véronique Morali Independent 4 (5)(G) 7 (7) 5 (5) Mario Rotllant Solà Nominated by 5 (5) 5 (5) Olive Partners Francisco Ruiz de la Nominated by 1 (1) Torre Esporrín(D) Olive Partners Garry Watts Independent 5 (5) 7 (7)(E) 4 (5)(I) Curtis R. Welling Independent 5 (5) 4 (5)(H) 4 (5)(H) (A) The maximum number of meetings in the period during which the individual was a Board or Committee member is shown in brackets. Nathalie Gaveau, an INED, joined the Board on 1 January 2019 and so did not attend any meetings in 2018. (B) Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement. (C) Francisco Crespo Benítez was appointed as a Director by ER when J. Alexander M. Douglas, Jr stepped down on 7 March 2018. (D) Álvaro Gómez-Trénor Aguilar was appointed as a Director by Olive Partners when Francisco Ruiz de la Torre Esporrín stepped down on 7 March 2018. (E) Chairman of the Committee. (F) Javier Ferrán missed one meeting of the Board, one meeting of the Afﬁliated Transaction Committee and one meeting of the Audit Committee due to a prior engagement. (G) Véronique Morali missed one meeting of the Board due to a prior engagement. (H) Curtis R. Welling missed one meeting of the Afﬁliated Transaction Committee and one meeting of the CSR Committee due to unforeseen family circumstances. (I) Garry Watts missed one meeting of the Remuneration Committee due to a prior engagement. Activities of the Board Governance structure The Chairman sets the Board agenda, which consists of the The Group operates within a framework of delegated following discussion matters: authority that ensures an appropriate level of Board • Updates from the CEO, the CFO and other key senior contribution to, and oversight of, key decisions and the executives on the business performance and key management of daily business. This framework is outlined business initiatives in ﬁgure 2 on page 62. • Governance matters Each of the ﬁve Committees has its own written terms of • Strategy, diversity, sustainability, material expenditure reference, which are reviewed annually. These are available and other Group matters at ir.ccep.com/corporate-governance/governance- documents. The key areas of focus for the Board’s activities and topics discussed during the year are set out in table 3. Strategy remained a key focus for the Board throughout the course of the year. It held a separate strategy day in July2018, which was attended by members of the ELT. At the event the Directors and members of the ELT considered the key drivers of strategy, and debated and scrutinised the Group’s performance when compared to its strategic plan. 60 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Table 3 Board activities in 2018 Strategic imperative (SI)/ area of focus Discussion topics Top line revenue • Increasing consumer choice by innovating on ﬂavours and growing our portfolio of products growth (SI) • Packaging mix • Reﬁning assessments of acquisitions opportunities • Focusing on digital revenue streams and the digital transformation programme REPORT STRATEGIC • Long-term industry trends and opportunities • Enterprise wide risk assessment • Approval of annual business plan Customer and execution • Enhancing customer convenience by expanding distribution channels such as online marketplaces centric business (SI) • The growth of discounter, value and convenience customers • Focusing on end to end service delivery and reshaping our sales force to address market opportunities • Supply chain evolution and focus areas Competitiveness (SI) • The 2018 and 2019 annual business plans, including strategic priorities • Long range planning • Progress of the integration and transformation programmes • Capital allocation and expenditure • Operating model • Debt structure including bond programme and revolving credit facility • Share buyback programme • Competitor review REPORT DIRECTORS’ & GOVERNANCE • External landscape review Sustainability and • Deﬁning our sustainable packaging strategies including consideration of the implementation of the EU directive stakeholder equity (SI) on single use plastics • Considering our position on the EU directive on tethered caps • Growing demand for low and no calorie products and product reformulation • Review of CCEP’s key and other stakeholders and engagement with them • General Data Protection Regulation readiness programme • Planning for Brexit including contingency and scenario planning and consideration of risks to areas such as trade and customs, people and immigration, and operations • Approval of 2018 Modern Slavery Statement • Approval of tax strategy STATEMENTS FINANCIAL • Considering our investor engagement plan Culture and • People strategy including performance acceleration, employee engagement, talent, diversity and inclusion, capability (SI) learning and development, and harmonisation of structures • Group culture and its role in supporting the strategy • Gender pay gap reporting • Labour relations • Attendance at Group wide workforce town hall with the whole Board • Licence to operate Corporate governance • Approval of ﬁnancial results and associated viability and going concern statements INFORMATION OTHER • Approval of interim dividend payments • Approval of Annual Report and Form 20-F for 2017, subject to ﬁnal sign off by a sub committee • Approval of Notice of AGM, subject to ﬁnal sign off by a sub committee • Board evaluation feedback and action plan, including agreeing objectives for the Board • Publication of the 2018 UKCGC and action required including approving updated terms of reference for the Audit, Nomination and Remuneration Committees • Consideration of new reporting requirements affecting CCEP • Matrix of skills required on the Board to enable CCEP to win in the future and succession planning for the Board • Approval of policies and of policy governance and framework • Approval of new Director appointments: Francisco Crespo Benítez, Nathalie Gaveau and Álvaro Gómez-Trénor Aguilar Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 61

CORPORATE GOVERNANCE REPORT CONTINUED Figure 2 Governance framework CORPORATE GOVERNANCE FRAMEWORK STAKEHOLDERS (INCLUDING SHAREHOLDERS, EMPLOYEES, CUSTOMERS, CODE OF CONDUCT OUR STRATEGY COMMUNITIES, FRANCHISORS AND SUPPLIERS) Licence to operate How we work Our aims BOARD OF DIRECTORS PROVIDES OVERALL LEADERSHIP, INDEPENDENT OVERSIGHT OF PERFORMANCE AND IS ACCOUNTABLE TO SHAREHOLDERS FOR THE GROUP’S LONG-TERM SUCCESS Afﬁliated Audit Corporate Social Nomination Remuneration Transaction Committee Responsibility (CSR) Committee Committee Committee Committee Monitors the integrity Sets selection criteria Recommends Has oversight of of the Group’s Oversees and recommends Remuneration Policy transactions with ﬁnancial statements performance against candidates for and framework afﬁliates and makes and results CCEP’s strategy appointment of to the Board and recommendations to announcements, and goals for CSR, INEDs, reviews shareholders, the Board (afﬁliates the effectiveness of reviews CSR risks Directors’ suitability recommends are holders of 5% or internal controls and facing CCEP and for election/ remuneration more of the securities risk management the practices by re-election by packages for or other ownership as well as managing which these risks shareholders, members of the interests of CCEP). the external auditor are managed and considers Directors’ Board to the relationship. mitigated, approves potential conﬂicts Board, approves sustainability of interest, oversees remuneration commitments and development of a packages for senior DELEGATION SEE PAGES 70 TO 75 targets, and monitors diverse pipeline for management, FOR MORE DETAILS and reviews public senior management reviews workforce policy issues that and Director remuneration and could affect CCEP. succession, and related policies oversees wider and principles, and people matters for governs employee ACCOUNTABILITY SEE PAGES 30 TO 39 the Group, including share schemes. FOR MORE DETAILS culture, diversity, CSR data for 2018 will succession, talent and leadership. SEE PAGES 76 TO 87 be published on our FOR MORE DETAILS website in April 2019 SEE PAGES 67 TO 69 FOR MORE DETAILS Additional Director led committees Executives CHIEF EXECUTIVE OFFICER DISCLOSURE COMMITTEE EMPOWERED BY AUTHORITY OF THE BOARD TO PUT AGREED STRATEGY INTO EFFECT AND RUN CCEP ON A DAY TO DAY BASIS ELT CAPITAL ALLOCATION MEMBERS REPORT TO AND SUPPORT THE FRAMEWORK COMMITTEE CHIEF EXECUTIVE OFFICER WITHIN THEIR DEFINED AREAS OF RESPONSIBILITY 62 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Effectiveness Re-election of Directors Composition of the Board The Board has determined that all Directors, subject to The composition of the Board and its Committees is set out continued satisfactory performance, shall stand for in table 2 on page 60. This includes details of appointments re-election at each AGM with the exception of the Chairman and resignations during 2018. and some of the INEDs, as explained on page 57. All Directors appointed by Olive Partners and ER (other than the Chairman) The NED terms of appointment are available for inspection will submit themselves for re-election at the 2019 AGM. REPORT STRATEGIC at the Company’s registered ofﬁce and at each AGM. Nathalie Gaveau, Dagmar Kollmann and Lord Price will stand Independence of Non-executive Directors for election at the 2019 AGM. Following its performance The Board reviewed the independence of all of the NEDs assessments of Directors, the Board is conﬁdent that each against the UKCGCs and also considered the requirements Director will continue to perform their duties effectively and of SEC Rule 10A-3 in relation to the Audit Committee. It remains committed to CCEP. determined that Jan Bennink, Christine Cross, Javier Ferrán, SEE THE SIGNIFICANT COMMITMENTS OF OUR DIRECTORS Nathalie Gaveau (from her appointment), L. Phillip Humann, IN THEIR BIOGRAPHIES ON PAGES 50 TO 54 Orrin H. Ingram II, Thomas H. Johnson, Véronique Morali (until her resignation), Garry Watts and Curtis R. Welling are Induction and training independent and continue to make effective contributions. A comprehensive induction programme is made available to The Board recognises that seven of CCEP’s NEDs, including our new Directors, tailored to their individual requirements the Chairman, cannot be considered independent. However, and phased to allow feedback and further customisation of REPORT DIRECTORS’ & GOVERNANCE they continue to demonstrate effective judgement when meetings and other development activities. CCEP provides carrying out their roles and are clear on their obligations as each of them with a suite of induction materials explaining: Directors including under section 172 of the Companies Act. • Their role and responsibilities • Attributes of an effective board Our CEO, Damian Gammell, is not considered independent • Their legal duties and responsibilities, including in relation because of his executive responsibilities to the Group. to section 172 of the Companies Act 2006 Consequently, the majority of the Directors and the NEDs • The calendar of Board and Committee meetings are independent. • Governance documents, policies and procedures STATEMENTS FINANCIAL Diversity • Committee terms of reference As their biographies on pages 50 to 54 show, our Board • Our CoC members have a range of backgrounds, skills, experiences • Our share dealing code and nationalities, demonstrating a rich cognitive diversity • Background information about the Group beyond gender. Meetings with members of the Board and the ELT and site Our commitment to diversity begins at the top, with clear visits in a number of our markets are also arranged. leadership from our Board, and is embedded at every level Francisco Crespo Benítez and Álvaro Gómez-Trénor Aguilar INFORMATION OTHER of our business through This is Forward and the CoC. Our completed their induction during 2018 and Nathalie Gaveau Board is conﬁdent it will achieve its goal for women to make commenced her induction in early 2019. up 33% of its Directors by 2020. The Nomination Committee Training and development opportunities are regularly is committed to overseeing a diverse pipeline for senior provided to Directors following their induction. The management and Director positions. programme for 2018 is set out in table 4. SEE THE NOMINATION COMMITTEE REPORT ON PAGES 67 TO 69 The Board: • Has started its 2019 review of performance and effectiveness and appointed Lintstock to support this • Will continue to keep its procedures under review to ensure their effectiveness • Will monitor and assess how it spends its time so that it can continue to improve and reﬁne the focus and balance of its meetings SEE THE BOARD’S DIVERSITY POLICY ON THE COMPANY’S WEBSITE AT IR.CCEP.COM/CORPORATE-GOVERNANCE/OVERVIEW SEE OUR EMPLOYEE GENDER DIVERSITY STATISTICS ON PAGE 19 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 63

CORPORATE GOVERNANCE REPORT CONTINUED Table 4 Director training and development programme Form of training Purpose Subject Brieﬁngs Focused on in depth studies of matters Separate deep dives regarding: of topical interest to CCEP as well as on • The French, GB, German, Iberian, Northern Europe and Netherlands operations relevant commercial, legal and • The Group’s people strategy regulatory developments • Investor relations • Board Intelligence training materials available through a Board portal Development sessions To address requests from Directors • Competitor deep dive with TCCC • Packaging mix • Adjacent market opportunities Site visits Visits to Group businesses, factories and • Lille, France commercial outlets to enhance • London, GB knowledge of CCEP operations and meet • Edmonton, GB employees, suppliers and customers • Amsterdam, Netherlands • Opportunity to attend kick off meetings in business units and supply chain taken up by some Directors External speakers To receive insights from experts and • James Quincey, President and Chief Executive Ofﬁcer TCCC engage with stakeholders • Tim Brett, President of TCCC’s Western Europe business unit • Analysts that follow CCEP • Professor Thomas Malnight: Escalating the Strategic Conversation • CCEP’s Digital Advisory Committee: – Carlos Cordon (Professor of Strategy and Supply Chain, IMD Institute) – Roisin Donnelly (NED, Just Eat PLC and NED, Holland & Barrett, among others) – Daniele Fiandaca (advisor and co-founder of multiple start-up businesses) – Lars Hinrichs (NED, Deutsche Telekom, and digital entrepreneur) – Simon Thompson (Chief Product Ofﬁcer, Ocado PLC, and NED, Royal Mail PLC) • Brexit panel: – Kevin Gardiner (Global Investment Strategist, Rothschild Wealth Management) – Glenn Hall (Partner and Co-Head of Government Relations & Public Policy, Norton Rose Fulbright) – Daniel Mikkelsen (Senior Partner, McKinsey) – Lord Mark Price (Founder, Engaging Works, and Chairman of Trustees, Fairtrade) Board evaluation Throughout the year Directors have access to the advice In 2018, Fﬁon Hague of Independent Board Evaluation (IBE) and services of the Company Secretary and independent carried out an externally facilitated Board evaluation. professional advice, at the Company’s expense. Neither Fﬁon nor IBE has any connection with the Board Conﬂicts of interest or any individual Director. The Board evaluation process The Nomination Committee considers issues involving involved interviewing each Director, and observing Board potential conﬂicts of interest of Directors. The Prospectus and Committee meetings. The evaluation produced outlines numerous potential conﬂicts of interest of certain comprehensive reports on the Board, each Committee Board members, as at the date of the Prospectus. and the Directors, and the Board discussed them in detail. Overall, the Board conﬁrmed that it continued to perform The following were recognised as potential conﬂicts of effectively but identiﬁed some areas for improvement. interests with regards to Cobega, S.A. (Cobega): These are set out in table 5. • Sol Daurella is a shareholder, co-chairman and member Board support of its executive committee Board meetings are scheduled at least one year in • Alfonso Líbano Daurella is a shareholder, co-vice chairman advance, with ad hoc meetings arranged to suit business and member of its executive committee needs. These meetings are held in a variety of locations, • Mario Rotllant Solá is a co-chairman and member of its reﬂecting our engagement with all aspects of our executive committee international business. • Sol Daurella and Alfonso Líbano Daurella are indirect shareholders in the following subsidiaries of Cobega: The agenda of Board meetings follows our annual Board − Grupo Norte de Distribucion, S.L. and Daufood U. Lda., programme. This sets out the standing items at each which have commercial agreements with Cobega for, meeting, such as periodic activities (including results and respectively, the distribution and purchase of our AGM documentation), business plan and the assessment products of Board evaluation results. − Norinvest Consumo, S.L., which has a lease agreement Ahead of the Board meeting, the Chairman, CEO and with Norbega S.A., a subsidiary within the Group Company Secretary agree the ﬁnal agenda. This covers − Delivra, S.L. and Gadisven, S.A., which have agreements discussion items such as the status of ongoing projects in place for the provision of equipment maintenance and stakeholder considerations. Comprehensive brieﬁng services to us and, in the case of Gadisven, S.A., also for papers are circulated electronically to all Directors, to allow the supply of our products time to review the matters which are to be discussed. 64 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Table 5 2018 Board evaluation ﬁndings and actions Focus and prioritisation of strategic objectives at Board meetings Succession and recruitment planning Board support and Director development 2018 ﬁndings Establish a clear medium-term Improve INED succession planning to Provide further governance training business strategy to complement the ensure the Board has the right skills and based on experience, encourage long-term business strategy by focusing experience to support CCEP winning participation and internal Board Board discussions today, to win tomorrow mentoring REPORT STRATEGIC Actions undertaken in • Agreed to set annual, measurable • Developed a skills matrix to identify • Developed an induction framework 2018 objectives for the Board to monitor its the key skills needed on the Board for for new Directors to ensure exposure performance and facilitate the the future to our operations and understanding prioritisation of matters discussed at • Developed succession plans taking of our governance framework Board meetings throughout the year into account diversity targets and • Provided additional training • Reﬁned the format for Board papers skills gaps identiﬁed in the skills and reference materials in to ensure the right focus at meetings matrix a resources portal • Will hold the Board’s strategy day • Delegated role of ensuring a diverse separately rather than following a pipeline of senior management to the routine Board meeting from 2019 Nomination Committee, in preparation • Developed a stakeholder engagement for 2018 UKCGC implementation matrix Irial Finan and J. Alexander M. Douglas, Jr held various Relations with shareholders REPORT DIRECTORS’ & GOVERNANCE roles in TCCC until March 2018. Francisco Crespo Benítez The Board recognises the importance of regular continues to hold roles in TCCC. When considering engagement with both existing and potential shareholders. Francisco’s appointment as a Director, the Board was During 2018, the Board, the ELT and the investor relations conﬁdent that these roles would not interfere with team worked together to ensure this happened. This included: Francisco’s clear commitment to CCEP as Director. • Quarterly results announcements, accompanied by The following were recognised as potential conﬂicts of webcast conference calls, where investors and analysts interests with regards to Fimalac Développement (Fimalac): were invited to participate FINANCIAL STATEMENTS FINANCIAL • Véronique Morali is its chairman and chief ofﬁcer of its • A capital markets day, focused on outlining the next phase digital division, WEBEDIA beyond CCEP’s Merger • Investor conferences, often incorporating webcast The Board is satisﬁed that the systems for reporting presentations alongside group and one to one meetings situational conﬂicts (situations where a Director has an • Investor roadshow meetings across Europe, the US interest that conﬂicts, or may conﬂict, with our interests) and Canada are operating effectively. Our CEO, CFO and the investor relations team engage with OTHER INFORMATION OTHER Accountability investors and analysts throughout the year to ensure our Disclosures of compliance with provisions of the strategy and performance are clearly understood, and that Accountability sections of the 2016 UKCGC are located their views and market sentiment are clearly communicated elsewhere in this Integrated Report. Table 6 sets out where within CCEP. The Board, in particular, receives regular each respective disclosure can be found. updates on the views of shareholders and the investor relations programme at each Board meeting. We share market information on the investor relations section of our website. This includes results, annual reports, presentations, archived webcasts and transcripts, other announcements, and shareholder information and services. The website also has a rolling ﬁnancial calendar with news of upcoming events. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 65

CORPORATE GOVERNANCE REPORT CONTINUED Table 6 Disclosure of compliance with provisions of the Accountability section of the 2016 UKCGC Items located elsewhere in the 2018 Integrated Report Page(s) Directors’ responsibilities statement 91 Directors’ statement that they consider the Integrated Report and accounts, taken as a whole, to be fair, balanced and 91 understandable Statement by the external auditor of its reporting responsibilities 100 The Group’s business model 16 to 17 Group strategy 14 to 15 Going concern statement 90 Assessment of the Group’s principal risks 40 to 43 Viability statement 44 Risk management and internal control systems and the Board’s review of their effectiveness 43 Audit Committee Report 70 to 75 Annual General Meeting The AGM continues to be a key date in our annual shareholder engagement programme. In 2018, members of the Board and the ELT attended the AGM to discuss the resolutions in the Notice of AGM, the business, and to answer shareholders’ questions. We were pleased that shareholders holding 87.10% of the issued shares provided voting instructions, and all resolutions were passed by more than 80% of those voting. The 2019 AGM of the Company will be held in May at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom. The Notice of AGM will set out a full description of the business to be conducted at the meeting. This will be available on our website from the time of its posting to shareholders in April 2019. As with last year, the Chairman, SID and Committee Chairmen plan to attend the AGM to give shareholders an opportunity to ask them questions about the Group and its business, either during the AGM or informally afterwards. They are also available to shareholders for discussion throughout the year to discuss any matters under their areas of responsibility, by contacting the Company Secretary. READ MORE ABOUT OUR ENGAGEMENT WITH STAKEHOLDERS IN OUR BUSINESS MODEL ON PAGES 16 TO 17 Sol Daurella Chairman 14 March 2019 66 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

NOMINATION COMMITTEE CHAIRMAN’S LETTER REPORT STRATEGIC “ We continue to focus on maintaining a well balanced Board with the right mix of individuals who can REPORT DIRECTORS’ & GOVERNANCE apply their wider business knowledge and experience to overseeing and guiding STATEMENTS FINANCIAL the delivery of the Group’s strategy.” Dear Shareholder I am pleased to report on the work of the Nomination • Assess and monitor leadership talent development INFORMATION OTHER Committee during 2018. This year our activities have programmes focused on INED succession; Board skills, experience • Ensure effective engagement with relevant stakeholders and cognitive diversity; and our people. A brief summary (including the workforce) on diversity, succession and of these activities is provided in table 1 on page 69. We give talent policies and practices, making sure their views are more details about some of these activities throughout the understood and considered by the Board rest of the Nomination Committee Report. We are working with management to develop the reporting Changes to our remit needed to support us in meeting our new responsibilities. As our Chairman explains in her introduction to the We will report on our activities at the end of the year. Governance and Directors’ Report, a new UK Corporate Governance Code was published in July 2018 and will Availability to shareholders apply to us from 1 January 2019. We have considered the I will be available at our 2019 Annual General Meeting to Committee’s terms of reference as part of a wider review answer any questions about the work of the Committee. of governance arrangements to ensure compliance with L. Phillip Humann the 2018 UKCGC. Chairman of the Nomination Committee Although the Committee was already fulﬁ lling many of the 14 March 2019 duties regarding culture and workforce on an informal basis, we have now expanded its remit to include speciﬁ c responsibilities. In particular, it will now formally: • Oversee the development of a diverse pipeline for senior management positions as well as the Board • Assess and monitor the Group’s culture • Ensure that diversity, succession and talent policies and practices within the Group are in line with its purpose and values and support its desired culture • Help set diversity objectives and strategies and monitor the impact of diversity initiatives Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 67

NOMINATION COMMITTEE REPORT Nomination Committee role We announced on 8 March 2019 that Dagmar Kollmann The key duties and responsibilities of the Nomination and Lord Mark Price would, subject to their election at Committee are set out in its terms of reference. These are the AGM in May 2019, succeed L. Phillip Humann and available at ir.ccep.com/corporate-governance/governance- Curtis R. Welling. Dagmar brings a wealth of experience in documents. They cover the following areas: ﬁnance and international listed groups to the Board, while • Corporate governance Mark brings his substantial experience in retail. They will • Director selection, re-election and review also both undertake a detailed induction programme. • Potential conﬂicts of interest The current INED selection criteria reﬂect the importance • Evaluations of the Board and succession planning of selecting candidates who can give voice to stakeholder • Culture and workforce interests effectively, particularly to help discharge the Board’s duties under section 172 of the Companies Act 2006. Activities of the Nomination Committee during the year SEE OUR INED SELECTION CRITERIA AT IR.CCEP.COM/~/MEDIA/ The Nomination Committee has a process for planning its FILES/C/COKECCEP-IR/GOVERNANCE-DOCUMENTS/CRITERIA- future meeting agendas and topics to be considered. Table 1 FOR-SELECTION-OF-INDEPENDENT-NON-EXECUTIVE- sets out the matters considered by the Committee during DIRECTORS-03-05-18.PDF 2018. More detail about some of these matters is provided Other NED appointments to the Board in the rest of this report. In early March 2018, in accordance with the Company’s Articles of Association and the Shareholders’ Agreement, The Committee met ﬁve times during the year. Olive Partners nominated Álvaro Gómez-Trénor Aguilar to SEE DETAILS OF ATTENDANCE AT MEETINGS ON PAGE 60 replace Francisco Ruiz de la Torre Esporrín and ER nominated Francisco Crespo Benítez to replace J. Alexander The Board Independent Non-executive Director succession (Sandy) M. Douglas, Jr as Directors of the Company. Both We continue to focus on maintaining a well balanced Board Álvaro Gómez-Trénor Aguilar and Francisco Crespo Benítez with the right mix of individuals who can apply their wider undertook a detailed induction programme. business knowledge and experience to overseeing and SEE MORE ABOUT DIRECTOR INDUCTION guiding the delivery of the Group’s strategy. To support ON PAGES 63 TO 64 this, as part of the Board evaluation process in 2018, we Diversity on the Board developed an agreed matrix of skills required on the Board Cognitive diversity is important to good decision making, to support the Group’s future plans. and we have paid particular attention to this in our Three INEDs will be put up for election or re-election by succession planning. This is driven by diversity of shareholders at our AGM in 2019. The Committee therefore background, including gender and ethnic diversity. It is spent time this year considering the orderly succession of part of the INED selection criteria, and supports the Board’s INEDs in light of the matrix of skills. stated target to ensure that 33% of its Directors are women by 2020 and take into account the recommendations of We engaged MWM Consulting, a ﬁrm of external recruitment the Parker Review. Diversity is a key consideration in consultants, to identify potential INED candidates. MWM considering potential INED candidates. Consulting supported some of CCEP’s specialist recruitment activities in 2017 and has no connection to any During 2018, one female INED chose to step down from individual Director. It is a signatory to the UK’s Standard the Board and was replaced with a new female INED. Voluntary Code of Conduct for Executive Search Firms. Olive Partners and ER each nominated new Directors to the Board in early March 2018, in place of Directors who To ensure we maintained the right balance of skills and stepped down. In both cases they replaced male Directors experience on the Board, we drew up INED candidate with male Directors. As a result, there were no changes to speciﬁcations based on our existing selection criteria, and the gender diversity of the Board during the year. the gaps identiﬁed through our agreed skills matrix. We also considered the need to build a diverse pipeline of potential Female representation on the Board currently stands at17.6%. successors for particular roles on the Board. It will increase to 23.5%, subject to Dagmar Kollmann’s election at the AGM. Potential candidates for INED roles were interviewed by members of the Committee, the Chairman, Senior READ MORE ABOUT OUR APPROACH TO DIVERSITY Independent Director and other Board members and were ON THE BOARD ON PAGE 63 assessed objectively against the candidate speciﬁcations. Nathalie Gaveau was appointed to succeed Véronique Morali with effect from 1 January 2019. She brings a wealth of digital and international experience to the Board and is undertaking a detailed induction programme. 68 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Table 1 Matters considered by the Nomination Committee during 2018 Meeting date Key agenda items March 2018 • Director skills matrix • Director succession, particularly INEDs • Initiatives around key talent May 2018 • Senior leadership assessment • Director skills matrix REPORT STRATEGIC • Director succession, particularly INEDs July 2018 • People engagement, culture and capability initiatives • Director succession, particularly INEDs October 2018 • Director succession, particularly INEDs • Terms of reference December 2018 • Director succession, particularly INEDs • Our people: talent, inclusion and diversity, succession planning, and attracting and engaging younger generations • Board evaluation process approval Executive Leadership Team Capability Succession planning As our engagement survey showed, building our leadership During 2018 we considered a detailed assessment of the capability is a key differentiator for performance. We Group’s ELT and gave input into ELT development activities. considered the Group’s new leadership development REPORT DIRECTORS’ & GOVERNANCE We also considered succession management plans for the programme ahead of its launch. appointment of Executive Directors to the Board. Korn Ferry Evaluation supported both of these exercises. At the start of each year, we begin the process of evaluating Our people the performance of the Board and its Committees. We oversee the approach to culture, succession planning We wanted to ensure the evaluation process undertaken in and talent management, including diversity, for the early 2018 would support the Board as it looks to the future, whole Group. STATEMENTS FINANCIAL as well as reﬂecting on past performance. Based on our Inclusion, diversity and talent recommendation to the Board, Independent Board We are committed to fostering an inclusive environment Evaluation was appointed to facilitate the evaluation and building diverse talent within the Group. We received process in 2018. updates on the progress of diversity and inclusion initiatives, READ MORE ABOUT THE EVALUATION EXERCISE ON PAGE 64 in particular the target to have 40% of our management positions held by women by 2025. We also received details Given the depth and breadth of the 2018 evaluation about the revised approach to talent management. exercise, we recommended to the Board that a more OTHER INFORMATION OTHER concise evaluation process be undertaken in early 2019. READ MORE ABOUT THE GROUP’S APPROACH TO DIVERSITY ON PAGES 18 TO 19 The Board accepted our recommendation and appointed Lintstock to support a questionnaire based exercise, Engagement alongside interviews of all Directors by the SID. In 2018 we conducted the Group’s ﬁrst engagement survey, built around our agreed ways of working. We considered Neither Independent Board Evaluation nor Lintstock has the results and action plans with management. We were any other connection with CCEP or any individual director. pleased that the results showed people feel safe at work, Independence feel empowered to make decisions, engage with our SEE THE LIST OF NON-EXECUTIVE DIRECTORS DETERMINED purpose and feel that they belong. They also identiﬁed TO BE INDEPENDENT ON PAGE 60 some areas to accelerate, including leadership, understanding decision making and personal development. L. Phillip Humann Chairman of the Nomination Committee FOR MORE ABOUT HOW WE ENGAGE WITH OUR PEOPLE, 14 March 2019 SEE PAGES 18 TO 19 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 69

AUDIT COMMITTEE CHAIRMAN’S LETTER “ The Committee plays a key role within the governance framework of the Group and continues to support the Board in matters relating to financial reporting, internal control and risk management.” Dear Shareholder I am pleased to present the report of the Audit Committee While the Committee’s remit has remained largely for 2018. The report describes how we have discharged our unchanged, we have made two key amendments. Firstly, responsibilities under the 2016 UKCGC. Table 1 on page 72 the Committee will report to the Board on whistleblowing provides an overview of our activities during 2018, with arrangements, reports and investigations, in line with the additional details throughout this Audit Committee Report. responsibility for whistleblowing matters resting with the Board under the 2018 UKCGC. Secondly, we will ensure Over the past two years, the Committee has helped support we engage effectively with relevant stakeholders. This is and oversee the successful integration of the Group. The to make sure that the views of relevant stakeholders are Committee plays a key role within the governance framework understood and considered by the Board. of the Group and continues to support the Board in matters relating to ﬁ nancial reporting, internal control Availability to shareholders and risk management. I will be available at our 2019 Annual General Meeting to answer any questions on the work of the Committee. During 2018, we discussed a range of topics, with a focus on accounting and reporting matters, internal controls Garry Watts and Sarbanes-Oxley Act section 404 updates, external Chairman of the Audit Committee and internal audit activities, ethics and compliance 14 March 2019 matters, business continuity management, enterprise risk management, and cybersecurity. Looking forward to 2019 We have dedicated signiﬁ cant time in 2018 to ensuring that we are ready for the implementation of the new lease reporting standard, IFRS 16, “Leases”. We are conﬁ dent the systems and controls implemented by management will ensure full compliance in the ﬁ rst year of adoption. A new UK Corporate Governance Code was published in July 2018 and will apply to us from 1 January 2019. The Committee’s terms of reference were considered as part of a wider review of governance arrangements to ensure compliance with the 2018 UKCGC. 70 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

AUDIT COMMITTEE REPORT REPORT STRATEGIC Role of the Audit Committee Financial reporting, signiﬁcant ﬁnancial issues The key duties and responsibilities of the Audit Committee and material judgements are set out in its terms of reference, which are available on In 2018, the Group adopted two new signiﬁcant accounting the Company’s website ir.ccep.com/corporate-governance/ standards: IFRS 15, “Revenue from contracts with governance-documents. They include matters within the customers”, and IFRS 9, “Financial Instruments”. The following areas: Committee oversaw management’s implementation of • Financial reporting, including the annual ﬁnancial these standards and was comfortable with the Group’s statements of the Group and other periodic approach and processes. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE announcements relating to the Group’s ﬁnancial IFRS 16, “Leases”, which is effective from 1 January 2019, performance, the Group’s Viability Statement, and the has a signiﬁcant impact on the reported assets and Group’s going concern assumption liabilities of the Group, as well as the classiﬁcation • Accounting principles, policies and internal controls of cash ﬂows relating to lease contracts. The Group’s and emerging business issues that could signiﬁcantly implementation of IFRS 16 was governed by a steering affect ﬁnancial results alongside disclosure controls committee, which regularly reported its progress during and procedures the year to the Audit Committee. • Ethics and compliance programme, which includes READ MORE ABOUT THE TRANSITION IMPACT OF IFRS 16 operational and ﬁnancial risk assessments within the STATEMENTS FINANCIAL broader enterprise risk management programme, IN NOTE 23 TO THE FINANCIAL STATEMENTS ON PAGE 147 business continuity management, anti-bribery and The Committee undertook a formal review and recommended anti-corruption, and fraud prevention for approval each of the Group’s interim ﬁnancial • Whistleblowing policy and other arrangements statements and associated earnings announcements. for employees and contractors to raise concerns, As part of each review, the Committee considered the in conﬁdence signiﬁcant accounting principles, policies and practices • External audit, including scope, output and effectiveness applied, their appropriateness, the ﬁnancial reporting INFORMATION OTHER • External auditor, including independence and objectivity, issues concerned and the signiﬁcant judgements made. and appointment, reappointment and removal Details regarding the signiﬁcant ﬁnancial reporting matters • Internal audit, including scope, output and effectiveness and the related Committee considerations are set out later • Supporting the Board in relation to speciﬁc matters in this report. including annual and long-term business planning, dividend and capital structure, and capital expenditure The Committee also reviewed and considered the Group’s alternative performance measures in each of the Group’s The Committee consisted of ﬁve independent Directors earnings announcements. The Committee conﬁrmed that during the year and now consists of four independent each of the adjusting items complied with the Group’s policy Directors. It has signiﬁcant experience and competence on alternative performance measures and did not take relevant to the sector in which the Group operates, fast exception to any of the adjusting amounts. The Committee moving consumer goods. In accordance with the NYSE also reviewed to its satisfaction the adequacy of the Group’s Rules for FPIs, the Group follows UK practice in relation to disclosures regarding the use of alternative performance corporate governance. However, FPIs are required to have measures, having regard to the Guidelines on Alternative an audit committee that satisﬁes the requirements of SEC Performance Measures issued by the European Securities Rule 10A-3. The Group’s Audit Committee satisﬁes these and Markets Authority (ESMA) in October 2015 as well as independence requirements and the Board has determined the SEC guidance with respect to non-GAAP measures. that the Chairman of the Committee, Garry Watts, may be regarded as an audit committee ﬁnancial expert as deﬁned The Committee spent time reviewing and assessing the in Item 16A of Form 20-F. processes undertaken by management to support the Group’s Viability Statement and going concern statement, Activities of the Audit Committee during the year both for the half yearly report and the annual report. The Audit Committee has a process for planning its future In particular, the Committee reviewed the results of meeting agendas and a schedule of topics to be considered. management’s scenario modelling and the stress testing Table 1 sets out the matters considered by the Committee of these models. during 2018. More detail about some key matters is SEE OUR VIABILITY STATEMENT ON PAGE 44 provided in the rest of the Audit Committee Report. The Committee met seven times during the year. SEE DETAILS OF ATTENDANCE AT MEETINGS ON PAGE 60 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 71

AUDIT COMMITTEE REPORT CONTINUED Table 1 Matters considered by the Audit Committee during 2018(A) Meeting date Key standing agenda items Other topics February 2018 • Accounting and reporting matters • US tax reform • External auditor report • Spain VAT refund • 2017 preliminary full year and Q4 results • Q1 interim dividend March 2018 • Accounting and reporting matters • Spain VAT refund • External auditor report • Forthcoming changes to IFRS • Internal auditor report • Debt structure • 2017 Annual Report and Form 20-F including related • Code of Conduct compliance signiﬁcant judgements and estimates • Enterprise risk management framework • Legal matters • IFRS 16, “Leases” • Ethics and compliance matters • Sarbanes-Oxley Act (SOX) section 404 (s404) compliance • Business continuity management • Enterprise risk management • Capital review and approvals April 2018 • 2018 Q1 results • Q2 interim dividend May 2018 • Accounting and reporting matters • Synergy audit and certiﬁcation • External auditor report • General Data Protection Regulation (GDPR) • Internal auditor report • IT/cybersecurity update • Legal matters • Transition of transactional activities to the shared service centre • Ethics and compliance matters from Iberia • Business continuity management • Enterprise risk management • Capital review and approvals July 2018 • Accounting and reporting matters • Spain VAT refund • FPI status • IFRS 16, “Leases” • External auditor report • SOX s404 compliance • Internal auditor report • Revolving credit facility • 2018 half year results • CO2 supply issues • Q3 interim dividend • GDPR • Legal matters • Code of Conduct compliance • Ethics and compliance matters • Competition law compliance • Business continuity management • Anti-corruption compliance programme • Enterprise risk management • Capital review and approvals October 2018 • Accounting and reporting matters • IFRS 16, “Leases” • External auditor report • Debt structure • Internal auditor report • Brexit • 2018 Q3 results • IT/cybersecurity update • Q4 interim dividend • Committee terms of reference • Legal matters • Ethics and compliance matters • Business continuity management • Enterprise risk management • Capital review and approvals December 2018 • Accounting and reporting matters • Treasury update • External auditor report • Tax update • Internal auditor report • Integrated report planning • Legal matters • Ethics and compliance matters • Business continuity management • Enterprise risk management • Capital review and approvals (A) During February and March 2019, the Committee discussed a number of matters in respect of the year ended 31 December 2018. These included: • Signiﬁcant estimates and judgements regarding the Group’s 2018 results, including a review of accounting policies, viability statement and going concern • Reviewing the preliminary 2018 full year earnings announcement and Integrated Report • Advising the Board, at its request, on whether the Integrated Report is fair, balanced and understandable • Independent auditor’s report in respect of the results • Approval of this Audit Committee Report In relation to this Integrated Report, Committee members The signiﬁcant ﬁnancial reporting matters in relation to undertook a review of a developed draft and suggested a ﬁnancial statements that the Committee considered during number of enhancements that were then implemented to 2018 are summarised in table 2. In summary, the Committee improve it so that the Committee could conﬁrm to the Board concluded, after discussion, that the judgements and that, in its assessment, the Integrated Report is fair, estimates made on each of the issues it considered were balanced and understandable and provides the information appropriate and acceptable. necessary for shareholders to assess the Company’s performance, business model and strategy. Throughout the period under review, the Committee considered the work of, and reports from, several management functions including ﬁnance, legal and IT, together with reports from the internal and external auditors on their ﬁndings. 72 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Table 2 Signiﬁcant ﬁnancial reporting matters in relation to ﬁnancial statements considered by the Audit Committee during 2018 Accounting area Key ﬁnancial impacts Audit Committee considerations Deductions from revenue Total cost of customer marketing programmes in 2018: The Group participates in various programmes and and sales incentives €3 billion arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under REPORT STRATEGIC Accrual at 31 December 2018: which allowances can be earned by customers for attaining €753 million agreed upon sales levels or for participating in speciﬁc marketing programmes. For customer incentives that must be earned, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts earned. Under IFRS 15, these types of variable consideration are deducted from revenue. There are signiﬁcant estimates used at each reporting date to ensure the proper deduction from revenue has been recorded. Actual amounts ultimately paid may be different from estimates. At each reporting date, the Committee received information regarding the amount of customer marketing spend of the Group along with period end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period and any relevant information on signiﬁcant or abnormal movements in accrual balances, REPORT DIRECTORS’ & GOVERNANCE if applicable. Tax accounting 2018 book tax expense: The Group evaluated a number of tax matters during the year, and reporting €296 million including legislative developments across tax jurisdictions, risks related to direct and indirect tax provisions in all jurisdictions, the 2018 cash taxes: impact of the US Tax Cuts and Jobs Act, the deferred tax inventory €263 million and potential transfer pricing exposure. Throughout the year, the Committee received information from management on the critical 2018 effective tax rate: aspects of tax matters affecting the Group, considered the 24.6% information received, and gained an understanding of the level of risk involved with each signiﬁcant conclusion. VAT receivable at 31 December 2018: STATEMENTS FINANCIAL Additionally, the Committee continued to receive updates on the €318 million Group’s outstanding VAT receivable in Spain and the efforts undertaken to secure payment of the refund due. The Committee agreed with management’s conclusion that, in light of the continued delay in the meeting of the Arbitration Committee, it is appropriate to reclassify €318 million of the receivable balance as non-current assets. The Committee also considered and provided input on the Group’s disclosures regarding these and other tax matters. See further information in Note 21 to the ﬁnancial statements INFORMATION OTHER on page 144 Asset impairment Franchise intangible assets with indeﬁnite lives: The Group performs an annual impairment test of goodwill and analysis €8.1 billion intangible assets with indeﬁnite lives, or more frequently if impairment indicators are present. The testing is performed at Goodwill: a cash generating unit (CGU) level, which for the Group are based €2.5 billion on geography and generally represent the individual territories in which the Group operates. The Group did not record any impairment charges as a result of the tests conducted in 2018. The Committee received information from management on the impairment analysis performed, focusing on the most critical assumptions such as the terminal growth rate and the discount rate. The Committee reviewed and challenged a sensitivity analysis provided by management to understand the impact of changes in key assumptions, primarily the discount rate. The Committee was satisﬁed with the assumptions utilised by the Group and also considered and reviewed the Group’s disclosures about its impairment testing. Restructuring Restructuring cost recorded in 2018: During 2018 the Group commenced new transformation accounting €274 million restructuring initiatives. The Committee has been regularly updated by management on the nature of such initiatives Restructuring provision at 31 December 2018: and key assumptions underpinning the related provision in €223 million the ﬁnancial statements. The integration and synergy programme is nearing completion. The Committee continued to receive regular updates from management on the status, including cost incurred and synergy tracking. As in 2017, during 2018 the Committee received programme assurance from a third party audit regarding the validation of synergies captured. The Committee also reviewed the Group’s restructuring provision balance as at 31 December 2018 and disclosures in the ﬁnancial statements. The Committee was satisﬁed with the appropriateness of the restructuring accounting during the year. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 73

AUDIT COMMITTEE REPORT CONTINUED External audit The Committee received a statement of independence The Committee reviews and makes recommendations to from the auditor and a report describing their arrangements the Board with regard to the reappointment of the external to identify, report and manage any conﬂicts of interest. auditor. In doing so, the Committee takes into account It reviewed and approved the scope of non-audit services external auditor independence and audit partner rotation. provided by the external auditor to ensure that there was Ernst & Young LLP was appointed as the external auditor no impairment of independence and objectivity, and in 2016 and the lead audit partner is Karl Havers. The subsequently monitored the non-audit work performed Committee conﬁrms voluntary compliance with the to ensure it was within policy guidelines. It also considered provisions of the Statutory Audit Services for Large the extent of non-audit services provided to the Group. Companies Market Investigation (Mandatory Use of The Committee determined the external auditor was Competitive Tender Processes and Audit Committee sufﬁciently independent. Responsibilities) Order 2014, as published by the UK Internal audit Competition and Markets Authority. The Committee approved and reviewed internal audit’s During the year, in line with its normal practice, the audit plan for 2018 and agreed its budget and resource Committee agreed the approach to and scope of the requirements. The internal audit function reports directly audit work to be undertaken by the external auditor. to the Audit Committee and consists of approximately 25 The Committee also reviewed and agreed the terms of full time professional audit staff based in London, Berlin, engagement, and areas of responsibility and the work Madrid and Soﬁa, covering a range of disciplines and to be undertaken by the external auditor, and agreed the business expertise. fees payable in respect of the 2018 audit work. In addition, The Committee received and discussed, at least quarterly, the external auditor provided the Committee with regular reports from the Chief Audit Executive summarising a schedule of each matter on which there was an initial audit ﬁndings and recommendations and describing actions difference between them and management in relation taken by management to address any shortfalls. It also to the accounting treatment, and the ﬁnal decisions reviewed progress on implementation of recommendations on these issues. and met independently with the Chief Audit Executive SEE DETAILS OF THE AMOUNTS PAID TO THE EXTERNAL during the year. AUDITOR FOR THEIR AUDIT SERVICES IN NOTE 15 TO THE ACCOUNTS ON PAGE 134 The internal audit function reviews the internal control systems across the organisation. As determined by a risk The Committee also considered the external auditor’s based approach to audit planning, areas of assurance focus effectiveness. It reviewed the experience and expertise during 2018 included: management of deductions from of the audit team, the fulﬁlment of the agreed audit plan revenue, ﬁeld sales, product quality management, and any variations to it, feedback from the Group’s implementation of new accounting standards, changes to businesses and the contents of the external audit report. data privacy standards (GDPR), procurement processes, The Committee conﬁrmed its satisfaction with the security of information systems, as well as reviews of major effectiveness of the external auditor. capital and transformation projects. A signiﬁcant proportion of the internal audit’s resources was allocated to The Committee has recommended to the Board that Ernst & an extensive testing of the Group’s internal control system Young LLP be proposed for reappointment by shareholders in support of management’s opinion over the design and as the Group’s external auditor at the 2019 AGM. operating effectiveness of internal controls over ﬁnancial The independence of the external auditor is important to reporting as required under SOX s404. a successful audit. The Committee actively monitors this. At the end of 2018, internal audit participated in the Group’s In particular, the Group has a policy on the use of the enterprise risk assessment and reviewed the three year external auditor for non-audit work and this is regularly strategic audit plan to ensure that it continues to address reviewed. The external auditor is precluded from engaging major strategic, operational, ﬁnancial and compliance risks. in non-audit services that would compromise its The plan was presented to and approved by the Committee independence or violate any laws or regulations affecting at its March 2019 meeting. its appointment as external auditor. The approval of the Chairman of the Committee is required prior to awarding In 2019, the Committee will engage an independent third contracts for non-audit services to the external auditor party to perform an effectiveness review of the internal audit in excess of speciﬁed amounts. function against the Institute of Internal Audit’s Standards. 74 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Internal control and risk management Whistleblowing hotline The Committee is responsible for monitoring the The Committee has oversight of the adequacy and security effectiveness of the Group’s internal controls, compliance of the Group’s whistleblowing policy and other with relevant sections of the UK Corporate Governance arrangements for its employees and contractors to raise Code, and the requirements of SOX, speciﬁcally sections concerns, in conﬁdence, about possible wrongdoing in 302 and 404, as it applies to a US FPI listed on a US ﬁnancial reporting or other matters, including breaches exchange. Robust internal controls and risk management of our CoC. In each of our territories, we have established REPORT STRATEGIC are critical to our ability to deliver on our strategy. ways for employees to raise concerns. These include channels for employees to contact a line manager or HR During 2018, the Committee continued to monitor the representative, or to share information through our progress of the Group’s internal control framework dedicated, independent and conﬁdential Speak Up service. harmonisation efforts and the remediation of any internal Retaliation against anyone for whistleblowing, including control deﬁciencies. It also considered the internal control making a genuine report, or for cooperation in an implications of the Group’s IT roadmap and continued investigation, is prohibited. integration and transition activities. Investigations into potential breaches of our CoC are In 2018, management completed a controls optimisation overseen in each business unit by the business unit’s CoC project, designed to seek efﬁciencies within the existing Committee, chaired by the business unit’s Vice President, control environment, and to ensure control processes Legal. All (potential) CoC breaches and corrective actions REPORT DIRECTORS’ & GOVERNANCE continued to be effective in both design and operation. are overseen by the Group CoC Committee, which is a sub The Committee was regularly updated on the progress of committee of the Group Compliance and Risk Committee this project and, on closing out the year, is satisﬁed that the and is chaired by the Chief Compliance Ofﬁcer. The Group improvements implemented continued to support a robust CoC Committee also: control environment. • Ensures that all reported cases have been recorded, The Group’s internal control over ﬁnancial reporting was investigated and a conclusion reached deemed to be designed and operating effectively as at • Evaluates trends 31 December 2018. • Ensures consistent application of the CoC across CCEP STATEMENTS FINANCIAL FURTHER INFORMATION ABOUT THE GROUP’S RISK MANAGEMENT AND INTERNAL CONTROL PROCESSES As required under the Spanish Criminal Code, the Iberia IS SET OUT ON PAGES 40 TO 43 business unit has an Ethics Committee formed of members of the Iberia business unit leadership team. It is responsible for any ethics and compliance activities, including overseeing the local crime prevention model. It reports to the Iberia business unit leadership team and the Chief Compliance Ofﬁcer. INFORMATION OTHER An overview of all reported incidents is provided to the Audit Committee. SEE DETAILS OF COC REPORTS ONPAGE 21 Garry Watts Chairman of the Audit Committee 14 March 2019 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 75

STATEMENT FROM THE REMUNERATION COMMITTEE CHAIRMAN “Remuneration outcomes continue to reflect good underlying business performance within a framework aligned to the business strategy and reflecting good governance.” Dear Shareholder Introduction of LTI holding period On behalf of the Board, I am pleased to present the Long-Term Incentive (LTI) awards made to our CEO Directors’ Remuneration Report for CCEP (or the Group) for Damian Gammell in 2019 and future years will be subject the year ended 31 December 2018. This includes a summary to an additional two year holding period following the end of our Remuneration Policy, which was approved by of the three year performance period. shareholders at our 2017 AGM and our Annual Report on CCEP already has a strong focus on ensuring there is Remuneration (ARR), which will be subject to an advisory alignment between the CEO and the long-term interests vote at our 2019 AGM. of shareholders. The CEO is required to build up and hold Context for executive remuneration at CCEP – shares equivalent to 300% of salary, which he must New UK Corporate Governance Code continue to hold for one year following cessation of We take our reporting obligations to our shareholders and employment. He currently holds shares equivalent to our duty to our employees very seriously. As outlined in my 283% of salary. letter last year, we have paid close attention to the new UK The introduction of an additional two year holding period Corporate Governance Code that was published in July 2018, in respect of all LTI awards made from 2019 will further and will apply to us from 1 January 2019, plus the annual enhance this alignment and ensure CCEP is compliant guidance updates from the three main proxy advisory ﬁ rms with the provision as set out in the 2018 UKCGC. (The Investment Association, ISS and Glass Lewis). Context for executive remuneration at CCEP - Expanded remit business performance In line with the provisions of the 2018 UKCGC we have expanded the Committee’s remit to cover reviewing The Remuneration Policy is designed to be simple, workforce remuneration and related policies. transparent and incentivise the delivery of the business strategy in a manner that aligns the interests of Our management is developing appropriate reporting management and shareholders. This alignment is reﬂ ected mechanisms to enable the Committee to fulﬁ ll its through the signiﬁ cant focus on variable remuneration, responsibilities in this regard and workforce remuneration which sets stretching performance targets against our key and policies will be taken into account when setting the ﬁ nancial performance indicators. remuneration for Executive Directors. The Committee will also have responsibility for ensuring these policies and SEE OUR PERFORMANCE INDICTORS ON PAGE 1 processes support the culture, purpose, values and diversity initiatives across CCEP. We intend to report on our activities in this area, in next year’s Directors’ Remuneration Report. 76 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Performance during 2018 has been strong, with above Looking ahead target performance being achieved in respect of all our key 2019 ARR ﬁnancial measures. This has resulted from the delivery of The Committee continues to focus on ensuring that the our Merger commitments and our ongoing focus on driving ARR remains compliant with all legislative requirements proﬁtable revenue growth through strong price and mix as they come into force and is aligned with evolving good realisation as well as solid in market execution. Payments in governance, while remaining meaningful and motivational respect of our incentive arrangements are reﬂective of this for our employees. REPORT STRATEGIC underlying business performance. On this basis, the 2019 ARR will include further details of how Remuneration outcomes for 2018 the provisions of the 2018 UKCGC have been implemented as Annual bonus well as disclosure of the CEO pay ratio for 2019. Similarly to last year, the Committee used its discretion to Remuneration Policy review adjust the formulaic outcome of the bonus calculation. We are entering the third year of our ﬁrst Remuneration This discretion was applied to ensure that the bonus Policy, which was approved by shareholders in 2017 payment was a true reﬂection of underlying business following the Merger. We intend to review this policy fully performance and in particular, not artiﬁcially inﬂated during 2019 to ensure that it: as a result of the underspend in respect of restructuring costs that occurred during the year. • Remains focused on delivering our business strategy • Continues to be aligned with the latest Corporate REPORT DIRECTORS’ & GOVERNANCE Overall, the adjustments have resulted in a reduction in the Governance guidelines, legislative requirements overall bonus for Damian Gammell from 71% of maximum and best practice to 63% of maximum or 256% of salary to 227% of salary. • Is considered in the context of the remuneration See further details on page 81. of the wider workforce Long-term incentives • Maintains the principles of simplicity, transparency Damian Gammell had no long-term incentive awards vesting and alignment of interests between management in the year that were subject to performance conditions for and shareholders the year ending 31 December 2018. However, the ﬁnal We will ask shareholders to approve this revised STATEMENTS FINANCIAL tranches of Restricted Stock Units (RSUs) and share option Remuneration Policy at our AGM in 2020. awards that were made prior to the Merger, in November 2015, did vest during the year. See full details on page 83. I hope we continue to receive your support in respect of our ARR at our forthcoming AGM and look forward to engaging Implementation of Remuneration Policy in 2019 with you during 2019 as we review our Remuneration Policy. Our strategic priorities remain unchanged as we continue to focus on delivering growth aligned with our three year plan. Christine Cross Chairman of the Remuneration Committee The current remuneration framework continues to support INFORMATION OTHER this strategy and therefore the Remuneration Policy will be 14 March 2019 operated in 2019 on a very similar basis as it was during 2018. Remuneration element 2019 Implementation Key terms Base salary 2.6% increase Aligned with UK wider See page 85 workforce increase Pension £30,000 Payment in lieu of pension – See page 85 (2.6% of salary) aligned with policy for all other UK employees Annual bonus Target opportunity Subject to ﬁnancial and See page 85 for of 150% of salary individual performance further details calculated on a including deﬁnitions multiplicative basis of ﬁnancial metrics Financial measures of operating proﬁt, revenue and operating free cash ﬂow aligned with key ﬁnancial indicators LTI Target award of 250% Subject to Earnings Per See page 86 of salary Share (EPS) and Return on Invested Capital (ROIC) performance each with an equal weighting Additional two year holding period to apply following three year performance period Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 77

OVERVIEW OF THE REMUNERATION POLICY OVERVIEW OF THE REMUNERATION POLICY OUR REMUNERATION POLICY WAS APPROVED BY OVER 90% OF OUR SHAREHOLDERS AND IS BASED ON THE FOLLOWING PRINCIPLES KEY PRINCIPLE APPLICATION TO POLICY CURRENT IMPLEMENTATION Annual bonus metrics LTIP metrics INCENTIVISE DELIVERY OF THE Annual bonus and LTIP measures Operating proﬁt (50%) EPS (50%) BUSINESS STRATEGY aligned to the KPIs of the business Revenue (30%) ROIC (50%) Operating free See ARR for cash ﬂow (20%) detailed deﬁnitions • Only two simple incentive plans operated CEO PAY MIX LINKED TO PERFORMANCE SIMPLE, TRANSPARENT • Strong focus on pay for performance Target AND ALIGNED BETWEEN • Majority of remuneration package PARTICIPANTS AND delivered in shares 22% 29% 49% SHAREHOLDERS • Signiﬁcant shareholding requirement Maximum of three times salary 12% 37% 51% CONSISTENT POLICY ACROSS THE The same remuneration framework MANAGEMENT TEAM TO FOSTER Annual is applied to all members of the ELT Fixed pay LTIP THE DEVELOPMENT OF TALENT bonus (but with lower incentive levels) AND SUCCESSION VARIABLE REMUNERATION Targets are set at stretching • Target performance linked to SHOULD BE PERFORMANCE levels in the context of the business plan RELATED AGAINST business plan and external • Maximum payout requires STRETCHING TARGETS forecasts performance signiﬁcantly above consensus SUMMARY OF REMUNERATION POLICY TABLE Fixed pay Annual bonus LTIP KEY FEATURES KEY FEATURES KEY FEATURES Base salary: Annual increases will normally • Target bonus opportunity is 150% of salary • Based on performance measures aligned take into account business performance and • Bonus calculated by multiplying the target bonus to the strategic plan and measured over increases awarded to the general workforce. by a Business Performance Factor (0-200%) at least three ﬁnancial years Beneﬁts: A range of beneﬁts may be provided and an Individual Performance Factor (0-120%). • Target LTIP award is 250% of salary in line with market practice. • Business and Individual performance targets (500% of salary maximum) Pension: are set in the context of the strategic plan. • Malus and clawback provisions may apply • Can participate in the UK pension plan or • Malus and clawback provisions may apply to awards receive a cash allowance on the same basis to awards as all other employees • Maximum employer contribution is £30k LINK TO STRATEGY LINK TO STRATEGY LINK TO STRATEGY Supports recruitment and retention of • Incentivises delivery of the business plan • Focused on delivery of Group performance Executive Directors of the calibre required for on an annual basis over the long term the long-term success of the business • Rewards performance against key indicators • Delivered in shares to provide alignment which are critical to the delivery of the strategy with shareholders’ interests A full copy of the Remuneration Policy can be found in the 2016 Annual Report which is in the Financial Reports section within the Investor section of our website at http://ir.ccep.com 78 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

REMUNERATION AT A GLANCE REPORT STRATEGIC OVERVIEW OF 2018 REMUNERATION PERFORMANCE CCEP SHARE PRICE PERFORMANCE VS ANNUAL KPIs PERFORMANCE VS LONG-TERM KPIs US$ BONUS PAYOUT = 63% OF MAXIMUM ● 2016 ● 2017 ● 2018 15.8% (Including IPF of 1.2x) GROWTH 1.98x 2.30 9.9% 50 Maximum 2.12 9% GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE 1.88 8% 45 1.1x 1.07x 40 Target 35 Threshold 30 1 Jan 2018 31 Dec 2018 Operating Revenue Operating free EPS ROIC proﬁt cash ﬂow See ARR for detailed deﬁnitions STATEMENTS FINANCIAL 2018 CEO SINGLE FIGURE CEO SHAREHOLDING As at 31/12/2018 2018 £1.26m £2.55m 283% of salary OTHER INFORMATION OTHER Target Total Value £3.81m 300% of salary Current shareholding (% salary) Shareholding requirement by Fixed pay Annual Bonus 31/12/2021 READ MORE IN THE ANNUAL REPORT ON REMUNERATION FROM PAGE 80 OVERVIEW OF 2019 CEO REMUNERATION FRAMEWORK Fixed pay Annual bonus LTIP Base salary Effective from 1 April 2019 £1.16M 20% 500% 360% 50% 50% 50% 30% Beneﬁts 250% • Car allowance 150% • Private medical • School fees • Financial planning Individual Multiplier ROIC Target 0x1.2x EPS Maximum Operating proﬁt Target Revenue Maximum Pension Operating free Cash in lieu £30K cash ﬂow READ MORE IN THE ANNUAL REPORT ON REMUNERATION FROM PAGE 85 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 79

ANNUAL REPORT ON REMUNERATION Remuneration outcomes for 2018 The following pages set out details of the remuneration received by Directors for the ﬁnancial year ending 31 December 2018. Prior year ﬁgures have also been shown. Audited sections of the report have been identiﬁed. Single ﬁgure table for Executive Directors (audited) Taxable beneﬁts Annual bonus Long-term Total remuneration Individual Year Salary (£000) (£000) (£000) incentives (£000) Pension (£000) (£000) Damian 2018 1,121 121 2,546 0 26 3,814 Gammell 2017 1,100 185 2,405 0 26 3,716 Notes to the single ﬁgure table for Executive Directors (audited) Base salary Damian Gammell received a base salary increase of 2.6% from £1,100,000 to £1,128,600 effective from 1 April 2018. This increase was in line with the average increase provided to the wider UK workforce. Taxable beneﬁts During the year, Damian Gammell received the following main beneﬁts: car allowance (£14,000), ﬁnancial planning allowance (£10,000), schooling allowance (£75,000) and family private medical coverage (£8,000). Pension The pension provisions that apply to Damian Gammell are aligned to all other UK employees. Damian Gammell elected to receive a cash allowance in lieu of participation in the pension scheme. This equates to a payment of £30,000 from CCEP inclusive of employer National Insurance costs (i.e. the actual beneﬁt received by Damian is less than £30,000 per year). Annual bonus Overview of CCEP’s annual bonus design The 2018 CCEP annual bonus plan was designed to incentivise the delivery of the business strategy and comprised the following elements: Business Performance Factor (BPF) – provides alignment with our core objectives to deliver strong ﬁnancial performance against our main ﬁnancial performance indicators of: • Operating proﬁt (50%) • Revenue (30%) • Operating free cash ﬂow (20%) Individual Performance Factor (IPF) – individual objectives were also set for Damian Gammell focused on our ﬁve strategic imperatives. The ﬁve objectives were as follows: • Driving top line revenue growth • Improving the customer experience • Strategic cost management • Building stakeholder equity • Leading the development of CCEP’s culture, talent and diversity In line with the Remuneration Policy, Damian Gammell had a target bonus opportunity of 150% of salary. Actual payments could range from zero to a maximum of 360% of salary depending on the extent to which both business and individual performance measures were achieved. Target bonus BPF IPF Final bonus outcome (150% of base salary) (0x to 2.0x) (0x to 1.2x) (0% salary to 360% salary) 80 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

2018 annual bonus outcome – BPF Performance in 2018 has been strong with above target performance being achieved in respect of all three ﬁnancial measures: Performance targets(A) Performance outcome Threshold (0.25x Target (1.0x Maximum (2.0x Measures Weighting multiplier) multiplier) multiplier) Actual outcome(B) Multiplier achieved Operating proﬁt(C) 50% €1,097m €1,273m €1,426m €1,284m 1.10x STRATEGIC REPORT STRATEGIC Revenue(D) 30% €11,154m €11,652m €12,051m €11,693m 1.07x Operating free cash ﬂow(E) 20% €1,186m €1,361m €1,514m €1,510m 1.98x Total 100% 1.26x (A) All targets set on a constant currency basis at budgeted foreign exchange rates. Operating proﬁt is deﬁned as comparable operating proﬁt including restructuring expenses. Refer to page 85 for deﬁnition of revenue and operating free cash ﬂow targets. (B) Actual outcome is provided only to assess performance against performance targets for the purpose of calculating the Business Performance Factor (BPF) relating to the annual bonus. (C) Comparable operating proﬁt (refer to page 29) adjusted for budgeted restructuring and other items (see below), at 2018 budgeted foreign exchange rates. (D) For the purposes of the annual bonus, revenue is as deﬁned on page 29, at 2018 budgeted foreign exchange rates. (E) For the purposes of the annual bonus, this measure is deﬁned as comparable operating proﬁt as set out on page 29, including depreciation and amortisation and adjusting for capital expenditures and proceeds from sale of property, plant and equipment, budgeted restructuring cash expenditures (see below) and changes in operating working capital, at 2018 budgeted foreign exchange rates. GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE The Committee once again determined that in calculating the bonus outcome, all restructuring expenses in respect of the operating proﬁt measure and all cash restructuring costs in respect of the operating free cash ﬂow measure should be held at budgeted amounts. This applied the same principle that was used in respect of the 2017 annual bonus, to ensure that management does not beneﬁt from any underspend in restructuring costs during 2018 that arose purely as a result of a change in assumptions. The Remuneration Committee also neutralised other minor variances in respect of exceptional items which were considered to be outside of management’s control or where there had been signiﬁcant changes to original budget assumptions. These variances related to the acceleration of capital expenditure from 2018 to 2019, the recovery of VAT payments and increases in inventory levels. FINANCIAL STATEMENTS FINANCIAL The Committee exercised its discretion such that the overall impact of these adjustments resulted in a reduction to the formulaic bonus payout, with a decrease in the Business Performance Factor from 1.42x to 1.26x. 2018 annual bonus outcome – IPF To determine an appropriate IPF, the Chairman of the Board assesses Damian Gammell’s performance against the individual performance objectives that were set at the start of the year based on our ﬁve strategic imperatives. The outcome is then discussed with and recommended by the Committee for ﬁnal approval by the Board. Overall, the Committee determined that Damian led the business exceptionally well duing 2018, delivering both strong in year INFORMATION OTHER business results and laying further foundations for future growth in accordance with the Company’s long-term strategic objectives. This performance was also delivered in a challenging external environment which included the sugar tax in the UK as well as the CO2 shortage across Europe. Given this strong performance the Committee awarded an IPF of 1.2x. Further details of some of the speciﬁc objectives achieved are included in the table below: Objective Achievements Drive top line revenue growth • Total revenue growth above target levels • Continued diversiﬁcation and portfolio expansion across CCEP (e.g. successful launch of Fuze Tea) • Implemented number of projects to support future growth ambitions Improve the customer experience • Obtained Board approval for a new CCEP sales force strategy • Continued to build world class key account and wholesaler capabilities Strategic cost management • Delivered target level of synergies of €120m • Implemented digital transformation programme across the business • Created new long-term ways of working with TCCC Building stakeholder equity • Has taken a lead role in ﬁnding solutions to single use plastics • Signiﬁcant engagement and collaboration with TCCC to align strategic objectives • Objectives met in respect of wider stakeholder engagement including investors and regulators Leading the development of CCEP’s culture, • Lost time incident rate reduced from 1.23 to 1.14 talent and diversity • Strong employee engagement score • On track to meet targeted improvements in respect of diversity • Excellent progress on sustainabilty commitments through This is Forward 2018 annual bonus outcome – Calculation Based on the level of performance achieved as set out above, this resulted in a bonus payment to Damian Gammell of £2.546 million: Target bonus BPF IPF Final bonus outcome (150% of base salary) (1.26x) (1.2x) (227% of salary) Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 81

ANNUAL REPORT ON REMUNERATION CONTINUED Long-term incentives Awards vesting for performance in respect of 2018 Damian Gammell had no long-term incentive awards vesting in the year that were subject to performance conditions for the period ending 31 December 2018. Full details of all outstanding awards are on page 83. Awards granted in 2018 A conditional award was made under the CCEP Long-Term Incentive Plan to Damian Gammell on 12 March 2018, with a target value of 250% of salary. Further details are set out below: Maximum number of Closing share price at Performance Normal Individual Date of award shares under award date of award Face value period vesting date Damian Gammell 12/03/2018 178,000 $41.78 $7,436,840 1 Jan 2018 - 12/03/2021 31 Dec 2020 The vesting of awards is subject to the achievement of the following performance targets: Vesting level(C) Measure Deﬁnition Weighting 25% 50% 100% EPS(A) Compound annual growth over the three year 50% 4.0% p.a. 7.5% p.a. 11.0% p.a. period 20182020 ROIC(B) ROIC achieved in the ﬁnal year of the performance 50% 9.5% 11.0% 12.5% period (2020) (A) Comparable and on a tax, currency and share buyback neutral basis. (B) ROIC calculated as comparable operating proﬁt after tax, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. For the purpose of these awards, invested capital excludes the effect of the Group’s adoption of IFRS 16 on 1 January 2019. (C) Straight line vesting between each vesting level (shown). Historical TSR performance and Chief Executive remuneration outcomes The chart below compares the Total Shareholder Return (TSR) performance of CCEP from Admission up until 31 December 2018 with the TSR of both the Euronext 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as CCEP. CCEP S&P 500 Euronext 100 150 100 50 May 2016 December 2016 December 2017 December 2018 The following table summarises the historical CEO’s single ﬁgure of total remuneration and annual bonus payout as a percentage of the maximum opportunity over this period: 2016(A) 2016(A) 2017 2018 John Brock Damian Gammell Damian Gammell Damian Gammell CEO single ﬁgure of remuneration (‘000) $3,890 £27 £3,716 £3,814 Annual bonus payout (as a % of maximum opportunity) 31.23% 40.6% 60.7% 63.1% LTI vesting (as a % of maximum opportunity) N/A N/A N/A N/A (A) The ﬁgures for 2016 are in respect of the period for which each individual served as CEO during the year. John Brock served as CEO from 29 May to 28 December 2016. Damian Gammell served as CEO from 29 December to 31 December 2016. 82 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Percentage change in CEO remuneration The table below shows the percentage change in CEO remuneration from 2017 to 2018 compared to the average percentage change in remuneration for all UK employees. The UK population was considered to be the most appropriate as it most closely reﬂects the reward environment of the CEO. CEO Other employees Base salary 2.6% 2.6% STRATEGIC REPORT STRATEGIC Taxable beneﬁts (34.6%) 1.7% Annual bonus 5.9% 9.9% Relative importance of spend on pay The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2017 and 2018, along with the percentage change of each. 2018 2017 % change Total employee expenditure €1,768m €1,719m 2.9% Dividends €513m €489m 4.9% Share buybacks €502m N/A N/A GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE Payments to past Directors (audited) As disclosed fully in the 2016 ARR, payments were made to John Brock subsequent to his retirement following the Merger. These payments were in accordance with the rights and obligations set out in his employment agreement, the last of which was paid in May 2018. Payments for loss of ofﬁce (audited) There were no payments for loss of ofﬁce during the year. Statement of Directors’ share ownership and share interests (audited) STATEMENTS FINANCIAL Interests of the CEO As stated above, the CEO is required to hold 300% of his base salary in shares. The guideline is expected to be met within ﬁve years of appointment. Until the guideline is met, 50% of any vested shares from incentive awards (post-tax) must be retained. The guideline continues to apply for one year following termination of employment. Share ownership requirements and the number of shares held by Damian Gammell are set out in the table below. Interests in share Interests in share incentive schemes incentive schemes INFORMATION OTHER subject to not subject to Share ownership performance performance Interests in Share ownership as a % of salary Interests in shares at conditions at conditions at share option requirement as a % of achieved at 31 December 2018 31 December 2018(A)(B) 31 December 2018(A)(C) schemes(A)(B) salary 31 December 2018(D) Damian Gammell 90,345 445,400 60,300 324,643 300% 283% (A) For further details of these interests, please refer to the outstanding awards table below. (B) Do not count towards achievement of the share ownership guideline. (C) Count towards achievement of the share ownership guideline on an assumed net of tax basis. (D) Our share ownership policy stipulates that the Committee will translate the percentage of base salary requirement (300%) into a number of shares, using base salary (£1.1m), average of the high and low share price on the NYSE ($31.97), and the currency exchange rate (GBP/USD exchange rate of 1:1.25604) on 1 December 2016. This results in a share ownership requirement for Damian Gammell of 129,651 shares. Details of the CEO’s outstanding share awards are set out in the table below. Number of Number of shares shares subject to subject to Director awards at Granted Vested Exercised Lapsed awards at End of and Form of Exercise 31 December during the during the during the during the 31 December performance Vesting Exercise grant date award price 2017 year year year year 2018 period date period end Damian Gammell 02.11.15 RSU(A) N/A 39,000 — 39,000 N/A — — N/A 12.10.18 N/A 05.11.15 PSU(B) N/A 60,300 — — N/A — 60,300 31.12.16 30.04.19 N/A 05.11.15 Options(C) $39.00 108,215 — 108,215 — — — 05.11.18 05.11.25 27.03.17 PSU(D) N/A 267,400 — — N/A — 267,400 31.12.19 28.03.20 N/A 12.03.18 PSU(D) N/A — 178,000 — N/A — 178,000 31.12.20 12.03.21 N/A (A) Restricted Stock Unit (RSU) award vests in three tranches. First tranche (19,500) vested on 12 October 2016. Second tranche (19,500) vested on 12 October 2017. Final tranche (39,000) vested on 12 October 2018. (B) Performance Share Unit (PSU) – the performance condition was satisﬁed at target on 31 December 2016. Award will vest on 30 April 2019. (C) Options vest in three equal tranches. First tranche (108,214) vested on 5 November 2016. Second tranche (108,214) vested on 5 November 2017. Final tranche (108,215) vested on 5 November 2018. All options remain unexercised. (D) Performance Share Unit. The number of shares shown is the maximum number of shares that may vest if the performance targets are met in full. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 83

ANNUAL REPORT ON REMUNERATION CONTINUED Interests of other Directors The table below gives details of the share interests of each NED either through direct ownership or connected persons. Interests in shares at 31 December 2018 Sol Daurella(A) 32,354,039 Jan Bennink 27,200 José Ignacio Comenge Sánchez-Real(A) 7,740,332 Francisco Crespo Benítez(C) — Christine Cross — J. Alexander M. Douglas, Jr(B) — Javier Ferrán — Irial Finan — Álvaro Gómez-Trénor Aguilar(C) 3,102,926 L. Phillip Humann 51,717 Orrin H. Ingram II 10,000 Thomas H. Johnson 10,000 Alfonso Líbano Daurella(A) 6,495,125 Véronique Morali — Mario Rotllant Solá — Francisco Ruiz de la Torre Esporrín(B) — Garry Watts 10,000 Curtis R. Welling 10,000 (A) Shares held indirectly through Olive Partners. The numbers of shares increased slightly during the year as a result of a reduction in Olive Partners’ share capital. (B) Resigned from the Board on 7 March 2018. (C) Appointed to the Board on 7 March 2018. Dilution levels The terms of the Company’s share plans set limits on the number of newly issued shares that may be issued to satisfy awards. In accordance with guidance from the Investment Association, these limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans. Single ﬁgure table for NEDs (audited) The following table sets out the total fees and taxable beneﬁts received by the Chairman and NEDs for the year ended 31 December 2018. Prior year ﬁgures are also shown. 2018 (£’000) 2017 (£’000) Chairman/ Chairman/ Committee Taxable Committee Taxable Individual Base fee fees beneﬁts(A) Total fees Base fee fees beneﬁts(A) Total fees Sol Daurella 550 25 – 575 550 25 6 581 Jan Bennink 80 45 7 132 80 45 6 131 José Ignacio Comenge 80 15 7 102 80 15 6 101 Sánchez-Real Francisco Crespo Benítez(C) 66 8 7 81 N/A N/A N/A N/A Christine Cross 80 50 8 138 80 50 5 135 J. Alexander M. Douglas, Jr(B) 15 2 – 17 80 10 7 97 Javier Ferrán 80 30 1 111 80 30 6 116 Irial Finan 80 25 7 112 80 25 6 111 Álvaro Gómez-Trénor Aguilar(C) 66 – 6 72 N/A N/A N/A N/A L. Phillip Humann 80 20 11 111 80 20 11 111 Orrin H. Ingram II 80 25 8 113 80 25 8 113 Thomas H. Johnson 110 25 11 146 110 25 14 149 Alfonso Líbano Daurella 80 20 1 101 80 20 6 106 Véronique Morali 80 25 3 108 80 25 9 114 Mario Rotllant Solá 80 15 6 101 80 15 6 101 Francisco Ruiz de la Torre 15 – – 15 80 – 6 86 Esporrín(B) Garry Watts 80 50 1 131 80 50 4 134 Curtis R. Welling 80 25 6 111 80 25 8 113 (A) Taxable beneﬁts mainly relate to travel and accommodation costs in respect of attendance at Board meetings with fx rates used as at the date of the transaction. (B) Resigned from the Board on 7 March 2018. (C) Appointed to the Board on 7 March 2018. 84 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Implementation of Remuneration Policy for 2019 Base salary Damian Gammell will receive a 2.6% salary increase with effect from 1 April 2019. This reﬂects strong performance during the year and is in line with the average increase provided to the wider UK workforce and more generally across the business. 2019 salary (effective from STRATEGIC REPORT STRATEGIC Individual 2018 salary 1 April) % increase Damian Gammell £1,128,600 £1,157,94 4 2.6% Taxable beneﬁts No signiﬁcant changes to the provision of beneﬁts are proposed for 2019. The main beneﬁts for Damian Gammell will continue to include allowances in respect of: a car, ﬁnancial planning, schooling and private healthcare. Pension No changes are proposed in respect of the pension provision for Damian Gammell. He will continue to receive a cash allowance of £30,000 (inclusive of employer National Insurance contributions) in lieu of participation in the pension scheme. Annual bonus No changes have been made to the structure of the annual bonus plan for 2019 and the opportunity for Damian Gammell will REPORT DIRECTORS’ & GOVERNANCE remain unchanged at 150% of salary for target performance and 360% for maximum performance. Performance will continue to be assessed against ﬁnancial and individual performance measures on a multiplicative basis as set out on page 80. The ﬁnancial measures and relative weightings will also remain unchanged. However, the operating proﬁt measure will no longer include restructuring expenses as we are now coming to the end of our synergy programme following the Merger. Measure Deﬁnition Weighting Operating proﬁt Comparable operating proﬁt on a currency neutral basis 50% STATEMENTS FINANCIAL Revenue Revenue on a currency neutral basis 30% Operating free cash ﬂow Comparable operating proﬁt before depreciation and amortisation and adjusting for capital expenditures, 20% proceeds from sale of property, plant and equipment, restructuring cash expenditures and changes in operating working capital, on a currency neutral basis In determining the IPF for Damian Gammell for 2019 he will be assessed against a number of areas of focus which are aligned to the key longer-term strategic objectives of the business, which include: Strategic Intent Areas of focus include: INFORMATION OTHER Increase and diversify the revenue and proﬁt pools for CCEP • Value share in sparkling • Away from home revenues • NPD revenues Deliver great service internally and externally for our employees • Customer satisfaction/service levels and customers Improve the competitivenes of CCEP • Implementation of competitiveness plan to deliver targeted value of productivity Enhance and protect CCEP and its industry licence to operate with • Franchise alignment our stakeholders • Further development of This is Forward • Investor relations Improve the engagement, diversity and capability of our workforce • Health and safety, including further improvement of lost time accident rate • Achieve targeted levels in respect of diversity and inclusion • Engagement action plan The actual ﬁnancial targets are not disclosed prospectively as they are deemed commercially sensitive. We intend to disclose them in next year’s ARR. A description of individual performance including speciﬁc quantitative measures (where appropriate) will also be disclosed in next year’s ARR. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 85

ANNUAL REPORT ON REMUNERATION CONTINUED Long-term incentive Damian Gammell’s long-term incentive opportunity for 2019 will be aligned with the limits set out in the Remuneration Policy. He will be made a target award of 250% of salary and may receive up to 2x this target award if the maximum performance targets are achieved. Performance will be assessed against the following EPS and ROIC targets over a three year period, each with an equal weighting. Targets have been set at stretching levels taking into account both our long-term plan and external forecasts. EPS targets for 2019 awards include the impact of share buybacks to provide greater alignment with external expectations. The targets have been set based on current assumptions in respect of share buybacks over the performance period. The ﬁnal performance targets will be adjusted to reﬂect the actual value of share buybacks made during the performance period to neutralise any variances and will be fully disclosed at the time of vesting. Following the end of the performance period, awards will be subject to an additional two year holding period. Vesting level(C) Measure Deﬁnition Weighting 25% 100% 200% EPS(A) Compound annual growth over the three year period to FY 2021 50% 5.7% 11.0% 15.5% ROIC(B) ROIC achieved in the ﬁnal year of the performance period (FY 2021) 50% 10.9% 12.4% 13.9% (A) Comparable and on a tax and currency neutral basis. (B) ROIC calculated as comparable operating proﬁt after tax, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the total of borrowings and equity less cash and cash equivalents. For the purpose of these awards, invested capital excludes the effect of the Group’s adoption of IFRS 16 on 1 January 2019. (C) Straight line vesting between each vesting level. Chairman and NED fees NED fees were set prior to the Merger and are subject to a review every three years. In accordance with this timeline, the NED and Chairman fees have been reviewed and will increase by approximately 2.6%. This increase will be effective from 1 April 2019. Fees effective Role Current fees 1 April 2019 Chairman £550,000 £564,250 NED basic fee £80,000 £82,000 Additional fee for Senior Independent Director £30,000 £30,750 Additional fee for Committee Chairman: Audit, Remuneration and Afﬁliated Transaction Committees £35,000 £36,000 Nomination and CSR Committees £20,000 £20,500 Additional fee for Committee Membership: Audit, Remuneration and Afﬁliated Transaction Committees £15,000 £15,500 Nomination and CSR Committees £10,000 £10,250 The Remuneration Committee The entire Board determines the terms of the compensation of the CEO and fees for the NEDs and Chairman on the Committee’s recommendation. The Committee is also responsible for approving the Remuneration Policy and setting the remuneration for each member of the ELT reporting to the CEO. The Committee’s terms of reference were reviewed during 2018 in the context of the 2018 UKCGC and approved by the Board on 24 October 2018. They can be found in the corporate governance section within the Investors section of our website at ir.ccep.com. Remuneration Committee members and attendance In line with the Shareholders’ Agreement, the Committee has ﬁve members. They are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by European Refreshments (an indirect subsidiary of TCCC). The Committee met ﬁve times during the year, with attendance as set out in the table on page 60 of the Corporate Governance Report. 86 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

Remuneration Committee key activities The table below gives an overview of the key agenda items discussed at each meeting of the Committee during 2018: Meeting date Key agenda items February 2018 • Determine performance outcomes for the 2017 annual bonus • ELT individual objectives for 2018 annual bonus March 2018 • Annual base salary review for the ELT STRATEGIC REPORT STRATEGIC • Agree target award levels for 2018 Annual Bonus and LTIP awards • Determination of ﬁnancial performance targets for the 2018 annual bonus and LTIP awards • Agree ﬁnal performance outcome for legacy German Cash LTIP • Review of Remuneration Policy and ARR • Progress report on ELT shareholding requirements • Consideration of LTI holding period May 2018 • Annual pension review • Gender and equal pay review • Review of ELT service contracts • AGM voting update October 2018 • ELT benchmarking review REPORT DIRECTORS’ & GOVERNANCE • Performance update for 2018 annual bonus and 2017 LTIP • AGM season review and UK corporate governance reforms update • Update on proposed remuneration arrangements across the wider workforce • Updates to LTI award documentation • Review of terms of reference to align with the 2018 UKCGC December 2018 • Review of ﬁrst draft of the ARR • Performance update for 2018 annual bonus and 2017 LTIP FINANCIAL STATEMENTS FINANCIAL • Base pay design for 2019 • Annual bonus and LTIP design for 2019 • All employee remuneration arrangements Support for the Remuneration Committee During the year, Deloitte LLP (Deloitte) provided the Committee with external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code INFORMATION OTHER of Conduct relating to executive remuneration consulting in the UK. The Committee is satisﬁed that the engagement partner and team that provides advice to the Committee do not have connections with CCEP that may impair their independence. During 2018, the wider Deloitte ﬁrm also provided CCEP with unrelated tax and consultancy services, including employment tax and ﬁnancial advisory services. Total fees received by Deloitte in relation to the remuneration advice provided to the Committee during the year amounted to £54,350 based on the required time commitment. The Chairman, the CEO, the CFO, and the Chief Human Resources Ofﬁcer attended meetings by invitation of the Committee in order to provide it with additional context or information, except where their own remuneration was discussed. Summary of voting outcomes The table below shows how shareholders voted in respect of the ARR at the AGM held on 31 May 2018 and the Remuneration Policy at the AGM held on 22 June 2017: Votes Votes Number of votes Resolution For (%) Against (%) Withheld Approval of the ARR 99.91% 0.09% 130,634 Approval of the Remuneration Policy 90.27% 9.37% 152,723 This Directors’ Remuneration Report is approved by the Board and signed on its behalf by Christine Cross Chairman of the Remuneration Committee 14 March 2019 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 87

DIRECTORS’ REPORT The Directors present their report together with the audited consolidated ﬁnancial statements of the Group and of the Company for the year ended 31 December 2018. This Directors’ Report was prepared in accordance with Two changes to the Board occurred during the year. With the applicable information disclosure requirements of the effect from 7 March 2018: following: • Alvaro Gómez-Trenár Aguilar was appointed as an Olive • Companies Act 2006 (Companies Act) Partners’ nominated Director, in place of Francisco Ruiz de • Listing Rules (LRs) and Disclosure Guidance la Torre Esporrín, who stepped down from the Board and Transparency Rules (DTRs) • Francisco Crespo Benítez was appointed as TCCC’s • Statutory Audit Services for Large Companies Market nominated Director, in place of J. Alexander M. Douglas, Jr, Investigation (Mandatory Use of Competitive Tender who stepped down from the Board Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets In addition, Véronique Morali stepped down at the end Authority (with which the Company complies voluntarily) of 2018 and was succeeded from the start of 2019 by • US SEC for FPIs Nathalie Gaveau. READ MORE ABOUT THE APPOINTMENT AND REPLACEMENT As permitted by legislation, some of the information OF DIRECTORS IN THE CORPORATE GOVERNANCE REPORT and disclosures required under the Companies Act, LRs ON PAGES 57 AND 63 AND THE ARTICLES OF ASSOCIATION and DTRs are included elsewhere in this Integrated Report SECTION OF OTHER GROUP INFORMATION ON PAGE 176 and are incorporated into this Directors’ Report by reference, as set out in table 1 on page 89. Powers of Directors The Directors may exercise all powers of the Company, This Directors’ Report, together with the Strategic Report subject to the applicable legislation and regulation and on pages 1 to 45, represent the management report for the Articles. the purpose of compliance with DTR 4.1.8R. READ MORE ABOUT THE ROLES AND RESPONSIBILITIES OF Directors THE BOARD AND THE MAIN COMMITTEES OF THE BOARD IN THE FOLLOWING SECTIONS: CORPORATE GOVERNANCE REPORT READ MORE ABOUT OUR DIRECTORS ON PAGES 50 TO 54 (ON PAGES 59 AND 62), NOMINATION COMMITTEE REPORT READ MORE ABOUT DIRECTORS’ REMUNERATION AND (FROM PAGE 67), AUDIT COMMITTEE REPORT (FROM PAGE 70), CONTRACTUAL ARRANGEMENTS IN THE DIRECTORS’ DIRECTORS’ REMUNERATION REPORT (FROM PAGE 76) REMUNERATION REPORT ON PAGES 76 TO 87 AND THE Details about the roles and responsibilities of the main DIRECTORS AND SENIOR MANAGEMENT SECTION OF OTHER GROUP INFORMATION ON PAGE 169 Committees of the Board are contained in their terms of reference. These are available at Appointment and replacement of Directors ir.ccep.com/corporate-governance/governance-documents. The Articles set out certain rules covering how Directors can be appointed and replaced. These are as follows: Directors’ indemnity arrangements Directors are granted a qualifying third party indemnity • A Director may be appointed by either an ordinary from the Company in respect of liability incurred as a result resolution of shareholders or the Board of their ofﬁce. In addition, we maintained a directors’ and • Olive Partners and European Refreshments, a subsidiary ofﬁcers’ liability insurance policy throughout the year. of TCCC, both have the right to nominate a speciﬁed Neither the indemnity nor the insurance provides cover in number of Directors to the Board, if their respective equity the event that a Director is proven to have acted dishonestly proportions are above a certain percentage of the or fraudulently. Company’s issued shares • The majority of Directors must be independent Amendment of Articles • The Nomination Committee must nominate, and the Board The Articles may only be amended by a special resolution must approve, the replacement of INEDs in accordance with the Companies Act. • Directors (other than the initial Chairman, CEO and INEDs) must retire at each AGM, and may, if eligible, offer themselves for re-election 88 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

DIRECTORS’ REPORT CONTINUED Table 1 Information and disclosures included elsewhere in this report Disclosure Report Section Page(s) Names of Directors during the year Board of Directors 50 to 54 Review of performance, ﬁnancial position and likely Strategic Report 1 to 45 future developments Dividends Dividends section of the Business and Financial Review and Note 14 28 and 132 REPORT STRATEGIC to the consolidated ﬁnancial statements Information on share capital relating to the capital Note 14 to the consolidated ﬁnancial statements, and the Nature 131 to 132 structure, rights and obligations, share classes of trading market, Share capital and Articles of Association sections 170 to 173 and dividends in Other Group Information and 174 to 177 Principal risks Principal risks section of the Strategic Report 40 to 43 Financial instruments and ﬁnancial risk management Notes 10 and 22 to the consolidated ﬁnancial statements 120 to 123 and 145 to 147 Cash balances and borrowings Notes 8 and 11 to the consolidated ﬁnancial statements 119 and 123 to 125 Employment of disabled persons and Our People 18 to 19 employee engagement Greenhouse gas emissions Action On Climate 37 to 38 Responsibility statement Directors’ Responsibilities Statement 91 REPORT DIRECTORS’ & GOVERNANCE Political donations Restrictions on transfer of securities The Group made no political donations or contributions Other than the Shareholders’ Agreement, we are not aware during 2018 (2017: nil). Our policy is not to make political of any agreements between shareholders that may result donations or incur political expenditure in the EU. However, in restrictions on the transfer of securities or voting rights. there is uncertainty as to whether some normal business Olive Partners and TCCC are both subject to certain activities and expenditure might fall under the wide restrictions on the disposal or acquisition of shares under STATEMENTS FINANCIAL deﬁnitions of political donations, organisations and the terms of the Shareholders’ Agreement. expenditure used in the Companies Act. We will therefore READ MORE ABOUT THE TRANSFER OF SECURITIES IN THE continue to seek shareholder approval to make political TRANSFER OF SHARES SECTION IN OTHER GROUP INFORMATION donations or incur expenditure within the EU as a ON PAGES 174 TO 175 precautionary measure to avoid any inadvertent breach Rights under employee share plans of the Companies Act. Shares acquired through the Group’s employee share plans Shares rank equally with all other shares in issue and have no INFORMATION OTHER Rights and obligations special rights. The voting rights attached to shares held The rights and obligations relating to shares (in addition to on trust on behalf of participants in the UK Employee Share those set out in law) are set out in the Articles. These are Plan and the Belgian and Luxembourg Share Savings Plan available at ir.ccep.com/corporate-governance/governance- are exercised by the trustee as directed by the participants. documents. Signiﬁcant shareholdings SEE THE SUMMARY OF RELEVANT ARTICLE PROVISIONS In accordance with the DTRs, table 2 shows the interests IN OTHER GROUP INFORMATION ON PAGES 174 TO 177 in shares notiﬁed to the Company as at the year end and date of this report. The percentage interests disclosed were calculated as at the date on which the relevant disclosures were made. The shareholders identiﬁed have the same voting rights as all other shareholders. Table 2 Interests in shares of which the Company has been notiﬁed Percentage of total Percentage of total Number of voting voting rights Number of voting voting rights notiﬁed rights notiﬁed to notiﬁed to the rights notiﬁed to to the Company as at the Company as at Company as at the the Company as at the date of this the date of this Shareholder year end(D) the year end report(D) report Cobega, S.A.(A) 34.4% 166,128,987 35.03% 166,128,987 TCCC(B) 18.21% 87,950,640 18.21% 87,950,640 The Capital Group Companies, Inc.(C) 5.0266% 24,357,484 5.0266% 24,357,484 (A) Held indirectly through its 55.7% owned subsidiary, Olive Partners. (B) Held indirectly through ER. (C) In accordance with the DTRs, The Capital Group Companies, Inc. (Capital Group) notiﬁed changes to its interest on 12 September 2017 (when it increased to above 5%), 17 November 2017 (when it decreased to below 5%) and 8 December 2017 (when it increased to above 5%). On 14 February 2019, Capital World Investors ﬁled a Schedule 13G to the SEC conﬁrming an interest in 32,763,678 shares, representing 6.7% of the issued shares; this change would not have required a notiﬁcation under the DTRs. (D) Percentage interests disclosed calculated as at the date on which the relevant disclosure was made. These have not been updated to reﬂect changes in the total voting rights since notiﬁcation and so may not represent the percentage interest as at the year end/date of this report. Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 89

Share buyback programme Independent auditor On 12 September 2018, the Company announced a share Disclosure of information to auditors buyback programme of up to €1.5 billion to reduce the Each Director, as at the date of this Integrated Report, Company’s share capital. The share buyback programme is conﬁrms that: being carried out in accordance with the authority granted • So far as he or she is aware, there is no relevant audit by shareholders at the 2018 AGM. The maximum number information (as deﬁned by section 418 of the Companies of shares authorised for purchase at the 2018 AGM was Act) of which the Company’s auditor is unaware 48,507,819 shares, representing 10% of the issued shares as • He or she has taken all the reasonable steps that he or at 6 April 2018. The existing authority to buy back shares will she ought to have taken as a Director to make himself expire at the 2019 AGM. We intend to seek shareholder or herself aware of any relevant audit information and approval to renew the authority to buy back shares. to establish that the Company’s auditor is aware of that Table 3 shows details of the shares purchased through information this programme in 2018. All repurchased shares were Auditor reappointment cancelled immediately. The Company’s independent auditor, Ernst & Young LLP, has FOR MORE DETAILS ABOUT THESE PURCHASES, SEE THE SHARE expressed its willingness to continue in ofﬁce. The Company BUYBACK PROGRAMME SECTION IN OTHER GROUP INFORMATION ON plans to support a resolution in favour of this reappointment PAGES 171 AND 173 at the forthcoming AGM. Change of control Going concern There are no agreements in place with any Director or ofﬁcer The Directors have prepared and reviewed the Group’s cash providing for compensation for loss of ofﬁce or employment ﬂow forecasts over a period in excess of 12 months from the in the event of a takeover except for provisions under the date of their approval of the 2018 ﬁnancial statements. The Company’s share plans, which may cause outstanding forecasts include an assessment of current and future end awards to vest on a takeover. market conditions and their impact on the Group’s future trading performance. They show that the Group will be able The Board considers that a change of control might have to continue to operate within its current committed debt an impact on the following signiﬁcant agreements: facilities and comply with its ﬁnancial covenants. • Bottling agreements between the Group and TCCC • Two bank credit facility agreements, under which the As a result, the Directors are satisﬁed that the Group has maximum total outstanding amount at 31 December 2018 adequate resources to continue operating as a going was €1.8 billion concern for a period of at least 12 months from the date of this Integrated Report. Therefore, the ﬁnancial statements Research and development are prepared on a going concern basis. The Company invests in the development of innovative The Directors’ Report has been approved by the Board and solutions, digital capabilities and advanced analytics is signed on its behalf by to drive the simpliﬁcation of applications and platforms, and to support and grow its business. Clare Wardle Company Secretary 14 March 2019 Table 3 Share purchases Percentage of called Nominal value of Amount paid up share capital Number of shares shares purchased for the shares represented by Period purchased (€ millions) (€ millions) purchased shares(A) 2018 12,429,600 0.1 500 2.56% (A) Calculated as a percentage of the called up issued share capital immediately before the buyback programme started, which was 486,466,433 shares. 90 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

DIRECTORS’ RESPONSIBILITIES STATEMENT REPORT STRATEGIC Responsibility for preparing ﬁnancial statements The Directors are responsible for keeping adequate The Directors are responsible for preparing the Integrated accounting records that are sufﬁcient to show and explain Report and the ﬁnancial statements in accordance with the Company’s transactions and disclose with reasonable applicable law and regulations. accuracy at any time the ﬁnancial position of the Company and enable them to ensure that the ﬁnancial statements UK company law requires the Directors to prepare ﬁnancial comply with the Companies Act. They are responsible for statements for each ﬁnancial year. Under that law the safeguarding the assets of the Company and hence for Directors are required to prepare group ﬁnancial statements taking reasonable steps for the prevention and detection in accordance with International Financial Reporting of fraud and other irregularities. REPORT DIRECTORS’ & GOVERNANCE Standards (IFRS) as adopted by the European Union and Article 4 of the IAS Regulations. They have elected to They are also responsible for the maintenance and integrity prepare the parent company ﬁnancial statements in of the corporate and ﬁnancial information included on the accordance with United Kingdom Generally Accepted Company’s website. Accounting Practice (United Kingdom accounting standards Legislation, regulation and practice in the UK governing the and applicable law) including FRS 101 “Reduced Disclosure preparation and dissemination of ﬁnancial statements may Framework”. In preparing the consolidated Group ﬁnancial differ from legislation, regulation and practice in other statements the Directors have also elected to comply with jurisdictions. IFRS as issued by the International Accounting Standards STATEMENTS FINANCIAL Board (IASB). Responsibility statement The Directors, whose names and functions are set out on Under section 393 of the Companies Act, the Directors must pages 50 to 54, conﬁrm that to the best of their knowledge: not approve the accounts unless they are satisﬁed that they give a true and fair view of the state of affairs of the Company • The ﬁnancial statements, prepared in accordance with the and of the proﬁt or loss of the Company for that period. relevant ﬁnancial reporting framework, give a true and fair view of the assets, liabilities, ﬁnancial position and proﬁt In preparing the Company ﬁnancial statements, the or loss of the Company and the undertakings included in INFORMATION OTHER Directors are required to: the consolidation taken as a whole • Select suitable accounting policies and apply them • The management report includes a fair review of the consistently development and performance of the business and the • Make judgements and accounting estimates that are position of the Company and the undertakings included reasonable and prudent in the consolidation taken as a whole, together with a • Follow applicable UK Accounting Standards (except where description of the principal risks and uncertainties they face any departures from this requirement are explained in the • The Integrated Report and ﬁnancial statements, taken as notes to the parent company ﬁnancial statements) a whole, are fair, balanced and understandable and provide • Prepare the ﬁnancial statements on the going concern the information necessary for shareholders to assess basis unless it is inappropriate to presume that the the Company’s position and performance, business model Company will continue in business and strategy In preparing the Group ﬁnancial statements in accordance By order of the Board with IAS (UK & Ireland) 1, “Presentation of Financial Clare Wardle Statements”, the Directors are required to: Company Secretary • Select suitable accounting policies and apply 14 March 2019 them consistently • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information • Provide additional disclosures when compliance with the speciﬁc requirements in IFRS are insufﬁcient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s ﬁnancial performance • Make an assessment of the Group’s ability to continue as a going concern Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 91

FINANCIAL STATEMENTS 94 Independent Auditor’s Reports 104 Consolidated Financial Statements 109 Notes to the Consolidated Financial Statements 151 Company Financial Statements 153 Notes to the Company Financial Statements 92 Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F

STRATEGIC REPORT STRATEGIC GOVERNANCE & DIRECTORS’ REPORT DIRECTORS’ & GOVERNANCE FINANCIAL STATEMENTS FINANCIAL OTHER INFORMATION OTHER Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F 93

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF COCA-COLA
EUROPEAN PARTNERS PLC

Opinion
In our opinion:

•
Coca-Cola European Partners plc’s Group financial statements and Parent company financial statements (the financial statements) give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 31 December 2018 and of the Group’s profit for the year then ended;

•	the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union;

•	the parent company financial statements have been properly prepared in accordance with United Kingdom Accounting Standards including FRS 101 “Reduced Disclosure Framework”; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.
We have audited the financial statements of Coca-Cola European Partners plc which comprise:

Group	Parent company
Consolidated income statement for the year then ended	Statement of financial position as at 31 December 2018
Consolidated statement of comprehensive income for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of financial position as at 31 December 2018	Related notes 1 to 13 to the financial statements including a summary of significant accounting policies
Consolidated statement of cash flows for the year then ended
Consolidated statement of changes in equity for the year then ended
Related notes 1 to 24 to the financial statements including a summary of significant accounting policies
The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as explained in the accounting policies set out in the Group financial statements, the Group, in addition to complying with its legal obligation to apply IFRS as adopted by the EU, has also applied IFRS as issued by the IASB. In our opinion, the Consolidated Financial Statements comply with IFRS as issued by the IASB. The financial reporting framework that has been applied in the preparation of the Parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”.
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

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	94

Conclusions relating to principal risks, going concern and viability statement
We have nothing to report in respect of the following information in the Annual Report, in relation to which the ISAs(UK) require us to report to you whether we have anything material to add or draw attention to:

•	the disclosures in the annual report set out on pages 41-42 that describe the principal risks and explain how they are being managed or mitigated;

•
the directors’ confirmation set out on page 41 in the annual report that they have carried out a robust assessment of the principal risks facing the entity, including those that would threaten its business model, future performance, solvency or liquidity;

•
the directors’ statement set out on page 90 in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the entity’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;

•
whether the directors’ statement in relation to going concern required under the Listing Rules in accordance with Listing Rule 9.8.6R(3) is materially inconsistent with our knowledge obtained in the audit; or

•
the directors’ explanation set out on page 44 in the annual report as to how they have assessed the prospects of the entity, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the entity will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Overview of our audit approach

Key audit matters	• Aspects of Revenue Recognition • Carrying value of goodwill and indefinite lived intangibles • Taxation: accounting for deferred tax assets and uncertain tax positions
Audit scope
•
We performed an audit of the complete financial information of seven components and audit procedures on specific balances for a further four components
•
The components where we performed full or specific audit procedures accounted for 95% of profit before taxation, 91% of revenue and 96% of total assets

• Overall Group materiality of €60.3 million which represents 5% of Group profit before taxation
Key audit matters
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

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	95

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Aspects of revenue recognition
Refer to the Audit Committee Report (page 70); Accounting policies (page 109).
The Group participates in various programmes and arrangements with customers referred to as pay for performance programmes and sales incentives, which are recorded as deductions from revenue. These totalled €3.0 billion for the year ended 31 December 2018 (2017: €2.9 billion). The types of programmes are disclosed in Note 1 to the Consolidated Financial Statements with details about accruals for the Group’s pay for performance programmes disclosed in Note 12 to the Consolidated Financial Statements
We identified a significant risk related to manipulation of revenues through the measurement of the pay for performance liability and through manual and unusual adjustments to revenue. Our response to this identified risk included significant audit effort and focused on the areas where management applies judgement, where the processing is either manual or more complex, and where the quantum of agreements is high.
Our assessment of the risk remained broadly unchanged compared to 2017.

We performed full audit procedures over this risk area in seven components, which covered 87% of the risk amount.
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, including IT controls, in place within the pay for performance programmes process. We were able to take a controls-reliance approach over the process in all locations.
We tested the completeness and valuation of deductions from revenue and the associated unpaid balance sheet amounts recognised in trade and other payables by reviewing post-period end settlement. We also performed a historical analysis of prior period balance sheet amounts to test that these amounts were appropriately settled.
We tested settlement of pay for performance programmes balances throughout the year on a sample basis and performed completeness testing procedures.
When estimation was inherent in the calculation of accruals, we performed procedures, among others, to evaluate assumptions inherent in the calculation of the accrual by testing deals to settlement. We tested the assumptions utilised in the calculations, including consideration of any changes in the business environment that would warrant changes in the methodology utilised from prior year and the presence of any contrary evidence.
In seven full and specific scope components, and at two other locations, we performed correlation analysis between revenue, accounts receivable, and cash utilising journal data to identify and test unusual and unexpected journals. We obtained and inspected documentation for any material unusual or unexpected journals which were made.
We reviewed management’s disclosure in respect of customer marketing programme amounts recorded in the income statement and statement of financial position.

Pay for performance agreements are appropriately recognised in the income statement and balance sheet, and the related disclosures included in the financial statements are appropriate.
We concluded that revenue was appropriately recognised by the Group.

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Carrying value of goodwill and indefinite lived intangibles
Refer to the Audit Committee Report (page 70); Accounting policies (page 109).
At 31 December 2018, the value of the Group’s goodwill and indefinite lived intangibles was €10,602 million (2017: €10,629 million)
As discussed in Note 4 of the Consolidated Financial Statements (page 113), goodwill and indefinite lived intangibles are tested for impairment at least annually at the Cash Generating Unit (CGU) Level.
Auditing management’s annual impairment test was complex and judgemental as the directors’ assessment of ‘value in use’ of the Group’s CGUs involves judgement about the future results of the business, long-term growth rates and the discount rates applied to future cash flow forecasts.
In particular, management’s impairment models used to calculate the value in use estimate were most sensitive to assumptions such as discount rates, EBITDA assumptions, and terminal growth rates.
Our assessment of the risk remained broadly unchanged compared to 2017.

We performed audit procedures on all impairment models relating to material cash generating units. Our audit procedures were performed by the Group audit team.
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, including IT controls, in place within the impairment review process. We were able to take a controls-reliance approach over the process.
We evaluated management’s assumptions used in the impairment models. We corroborated management’s assumptions with reference to historical data and, where applicable, external benchmarks. We tested the integrity of management’s models and carried out audit procedures on management’s sensitivity calculations.
We performed further testing on those CGUs with lower available headroom, of those the most significant CGUs were Iberia and Germany, where we also assessed management`s historical accuracy in determining assumptions by comparing actual results with previously forecasted results and considered any contrary evidence available for the assumptions.
In addition, we performed additional sensitivity analysis on the significant management judgements, with the support of our specialist on certain of these judgements, to assess whether a reasonably possible change in certain assumptions to which the model is most sensitive could lead to an impairment charge.
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

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	96

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Taxation: accounting for deferred tax assets and uncertain tax positions
Refer to the Audit Committee Report (page 70); Accounting policies (page 109).
The Group is subject to income tax in numerous jurisdictions and is also involved in various legal proceedings relating to tax matters as described in Note 18 of the Consolidated Financial Statements (page 137).
We focused our audit effort on recognition or realisation of material deferred tax assets 2018 recognised: €37.2 million, 2018 unrecognised: €544 million (2017 recognised: €56 million, 2017 unrecognised: €569 million), primarily within Spain and Germany, as well as the uncertain tax positions arising from the ongoing tax audits within the Group, specifically within Spain and at the pan-European level. Recognition and realisation of deferred tax assets was considered to be a highly judgemental area due to ongoing tax audits, changes in certain jurisdictions’ profitability and business models.
This risk has been revised from the prior year to remove a focus on the US Tax Cuts and Job Act which was enacted on 22 December 2017, as this has not had a significant impact on the Group’s 2018 Consolidated Financial Statements.

Auditing this risk area was complex and highly judgemental due to the significant estimation required in calculating the uncertain tax positions and assessing the recoverability of deferred tax assets. Therefore, audit procedures over this risk area were performed in part by the Group audit team, as well as by full scope component teams with Group audit team oversight.
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, including IT controls, in place to mitigate the risks within each process. We were able to take a controls-reliance approach over the process in all locations.
We inspected management’s assessment of the recoverability and realisation of deferred tax assets by considering recent changes in tax legislation, current status of ongoing tax audits, expected sources of income and the timeframe required to utilise any deferred tax asset. We challenged management’s assumptions with the assistance of our own specialists and carried out audit procedures on management’s sensitivity calculations.
Assisted by our local tax specialists, we tested the material tax positions taken by the Group in each significant jurisdiction (Spain, France and Germany) and at the pan-European level in the context of local tax law and significant tax assessments. We also reviewed correspondence with tax authorities and considered the status of any tax audits, historic and current.
We evaluated management’s positions by obtaining management’s assessment of risk from legal proceedings in relation to the tax position and have obtained the legal documentation which supports each position.
We also reviewed the appropriateness of the related disclosures provided in the Group financial statements, including the disclosure of tax balances subject to ongoing disputes.

We concluded that tax balances are appropriately recognised by the Group. We concluded that the tax disclosures provided in the Consolidated Financial Statements are appropriate.
There have been no changes to key audit matters since the prior year other than to our revised risk related to taxation as described above.
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
In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, of the 48 reporting components of the Group (12 of which are trading components), we selected 11 components covering two corporate entities and nine trading entities within Great Britain, Spain, Germany, France, Belgium, Netherlands and Luxembourg, which represent the principal business units within the Group.
Of the 11 components selected, we performed an audit of the complete financial information of 7 components (“full scope components”) which were selected based on their size or risk characteristics. For the remaining 4 components (“specific scope components”), we performed audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	97

The table below illustrates the coverage obtained from the work performed by our audit teams.

	Number	% Group profit before tax 2018	% Group profit before tax 2017	% Group revenue 2018	% Group revenue 2017	% Total assets 2018	% Total assets 2017	See Note
Full scope	7	81%	88%	82%	78%	90%	91%	(B) (C) (D)
Specific scope	4	14%	6%	9%	13%	6%	5%	(A) (B) (C) (E)
Full and specific scope coverage	11	95%	94%	91%	91%	96%	96%
Remaining components	37	5%	6%	9%	9%	4%	4%	(C) (D) (F)
Total Reporting components	48	100%	100%	100%	100%	100%	100%
Notes

(A)	The specific scope components relate to one corporate entity whose activities include certain Group management functions and consolidation adjustments and three trading entities.

(B)	The Group audit risk in relation to tax was subject to audit procedures at each of the full and specific scoped locations.

(C)
The Group audit risk in relation to Aspects of Revenue Recognition was subject to full scope audit procedures in four components, specific scope audit procedures in three components, and review scope procedures in two components that were performed by the Group audit team.

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

(F)
Of the remaining 37 components that together represent 5% of the Group’s profit before tax, none are individually greater than 5% of the Group’s profit before tax. For the four trading components within this category, we defined two as ‘review scope’ components for which we performed specified procedures on revenue. For the remaining components in this category, we performed other procedures, including testing of Group-wide controls, analytical review, testing of consolidation journals and intercompany eliminations, and foreign currency translation recalculations to respond to any potential risks of material misstatement to the Group financial statements.

Changes from the prior year
For our 2018 integrated audit, we reduced the components in Specific Scope from 5 to 4. This is due to the dilution of the share of the Group`s results for one corporate entity.
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
The Group audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor visits all full scope audit locations at least once in the year. During the current year’s audit cycle, visits were undertaken by the Primary audit team to the component teams in Great Britain, France, Belgium, Spain and Germany. We also visited Bulgaria, which is the shared service centre location which contributed to the audits of a number of components. These visits involved meetings with component teams to discuss and direct their audit approach, reviewing and understanding the significant audit findings in response to the risk areas including aspects of revenue recognition and taxation, holding meetings with local management, and obtaining updates on local regulatory matters including tax, pensions, restructuring and legal. The Primary audit team interacted regularly with the component teams where appropriate during various stages of the audit, reviewed key working papers and were responsible for the scope and direction of the audit process. This, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the Group financial statements. The Group audit team attended all component audit closing meetings.
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
We determined materiality for the Group to be €60.3 million (2017: €58 million), which is 5% of profit before taxation (2017: 5% of profit before taxation). We believe that profit before taxation provides us with most relevant performance measure to the stakeholders of Coca-Cola European Partners plc.
We determined materiality for the Parent Company to be €165.0 million (2017: €169 million), which is 1% of shareholders` equity (2017: 1% of shareholders` equity).
During the course of our audit, we reassessed initial materiality and adjusted the materiality level based on actual results. We did not change our materiality measure of 5% of profit before tax.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	98

Performance materiality
The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.
On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that performance materiality was 75% (2017: 75%) of our planning materiality, namely €45.2 million (2017: €43.5 million). We reviewed any misstatements identified in our 2017 Group audit to assess their potential recurrence in 2018 (which would affect the percentage of Group performance materiality we utilised to determine the extent of our audit procedures). Based on the nature of the adjustments identified last year and the stabilised structure of the finance environment within the Group, we concluded the likelihood of material misstatements would be lower in the current year and, hence, we set performance materiality at 75%.
Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was €9 million to €23.6 million (2017: €8.7 million to €21.8 million).
Reporting threshold
An amount below which identified misstatements are considered as being clearly trivial.
We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of €3.0 million (2017: €2.9 million), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.
We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.
Other information
The other information comprises the information included in the annual report, including Strategic report set out on pages 1-47, Governance and Directors` report set out on pages 48-91, Other Group Information set out on pages 160-196, other than the financial statements and our auditor’s report thereon. The Directors are responsible for the other information.
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
In this context, we also have nothing to report in regard to our responsibility to specifically address the following items in the other information and to report as uncorrected material misstatements of the other information where we conclude that those items meet the following conditions:

•
Fair, balanced and understandable set out on page 91 - the statement given / the explanation as to why the annual report does not include a statement by the directors that they consider the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy, is materially inconsistent with our knowledge obtained in the audit; or

•
Audit Committee reporting set out on page 70 - the section describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee / the explanation as to why the annual report does not include a section describing the work of the audit committee is materially inconsistent with our knowledge obtained in the audit; or

•
Directors’ statement of compliance with the UK Corporate Governance Code set out on page 57 - the parts of the Directors’ statement required under the Listing Rules relating to the Company’s compliance with the UK Corporate Governance Code containing provisions specified for review by the auditor in accordance with Listing Rule 9.8.10R (2) do not properly disclose a departure from a relevant provision of the UK Corporate Governance Code.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	99

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

Matters on which we are required to report by exception
In the light of the knowledge and understanding of the Group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in:

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

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit; or

•	a Corporate Governance Statement has not been prepared by the Company.
Responsibilities of directors
As explained more fully in the directors’ responsibilities statement set out on page 91, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
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

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	100

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

•	those that relate to the accrual or recognition of expenses for taxation such as various country specific tax codes in which the Group has operations; and

•	those that relate to the accrual or recognition of expenses for pension costs, as well as the treatment of its employees, such as labour agreements in countries where the Group operates.

•
We understood how Coca-Cola European Partners plc is complying with those frameworks by observing the oversight of those charged with governance, the culture of honesty and ethical behaviour and a strong emphasis is placed on fraud prevention, which may reduce opportunities for fraud to take place, and fraud deterrence, which could persuade individuals not to commit fraud because of the likelihood of detection and punishment.

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
Other matters we are required to address

•	We were appointed by the company on 22 June 2016 to audit the financial statements for the year ending 31 December 2016 and subsequent financial periods.

•	The period of total uninterrupted engagement including previous renewals and reappointments is 3 years, covering the years ending 31 December 2016 to 31 December 2018.

•
The non-audit services prohibited by the FRC’s Ethical Standard were not provided to the Group or the parent company and we remain independent of the Group and the parent company in conducting the audit.

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
14 March 2019

Notes

A.
The maintenance and integrity of the Coca-Cola European Partners plc web site is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site

B.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	101

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
of Coca-Cola European Partners plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Coca-Cola European Partners plc (the Company) as of 31 December 2018 and 2017, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at 31 December 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 14 March 2019 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
London, United Kingdom
14 March 2019

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	102

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
of Coca-Cola European Partners plc
Opinion on Internal Control over Financial Reporting
We have audited Coca-Cola European Partners plc’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Coca-Cola European Partners plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statement of financial position of the Company as of 31 December 2018 and 2017, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2018 and the related notes and our report dated 14 March 2019 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
London, United Kingdom
14 March 2019

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	103

CONSOLIDATED INCOME STATEMENT

		Year ended
		31 December 2018	31 December 2017	31 December 2016
	Note	€ million	€ million	€ million
Revenue		11,518	11,062	9,133
Cost of sales	15	(7,060)	(6,772)	(5,584)
Gross profit		4,458	4,290	3,549
Selling and distribution expenses	15	(2,178)	(2,124)	(1,615)
Administrative expenses	15	(980)	(906)	(1,083)
Operating profit		1,300	1,260	851
Finance income	16	47	48	31
Finance costs	16	(140)	(148)	(154)
Total finance costs, net		(93)	(100)	(123)
Non-operating items		(2)	(1)	(9)
Profit before taxes		1,205	1,159	719
Taxes	18	(296)	(471)	(170)
Profit after taxes		909	688	549

Basic earnings per share (€)	3	1.88	1.42	1.45
Diluted earnings per share (€)	3	1.86	1.41	1.42
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	104

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended
		31 December 2018	31 December 2017	31 December 2016
	Note	€ million	€ million	€ million
Profit after taxes		909	688	549
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(35)	(111)	(186)
Tax effect		—	—	—
Foreign currency translation, net of tax		(35)	(111)	(186)
Net investment hedges:
Pretax activity, net		—	—	(66)
Tax effect		—	27	22
Net investment hedges, net of tax	10, 18	—	27	(44)
Cash flow hedges:
Pretax activity, net		(17)	—	(11)
Tax effect		3	—	2
Cash flow hedges, net of tax	10, 18	(14)	—	(9)
		(49)	(84)	(239)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net		2	91	(65)
Tax effect		—	(18)	14
Pension plan remeasurements, net of tax	13, 18	2	73	(51)
		2	73	(51)
Other comprehensive loss for the period, net of tax		(47)	(11)	(290)
Comprehensive income for the period		862	677	259
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	105

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		31 December 2018	31 December 2017
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	4	8,384	8,384
Goodwill	4	2,518	2,520
Property, plant and equipment	5	3,888	3,837
Non-current derivative assets	10	2	2
Deferred tax assets	18	37	56
Other non-current assets	21	396	81
Total non-current assets		15,225	14,880
Current:
Current derivative assets	10	13	20
Current tax assets	18	21	25
Inventories	6	693	650
Amounts receivable from related parties	17	107	75
Trade accounts receivable	7	1,655	1,732
Other current assets	21	193	452
Cash and cash equivalents	8	309	360
Total current assets		2,991	3,314
Total assets		18,216	18,194
LIABILITIES
Non-current:
Borrowings, less current portion	11	5,127	5,474
Employee benefit liabilities	13	142	162
Non-current provisions	20	119	48
Non-current derivative liabilities	10	51	93
Deferred tax liabilities	18	2,157	2,237
Other non-current liabilities		264	208
Total non-current liabilities		7,860	8,222
Current:
Current portion of borrowings	11	491	274
Current portion of employee benefit liabilities	13	19	21
Current provisions	20	133	194
Current derivative liabilities	10	20	1
Current tax liabilities	18	110	86
Amounts payable to related parties	17	191	178
Trade and other payables	12	2,828	2,533
Total current liabilities		3,792	3,287
Total liabilities		11,652	11,509
EQUITY
Share capital	14	5	5
Share premium	14	152	127
Merger reserves	14	287	287
Other reserves	14	(552)	(503)
Retained earnings		6,672	6,769
Total equity		6,564	6,685
Total equity and liabilities		18,216	18,194
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Directors and authorised for issue on 14 March 2019. They were signed on its behalf by:
Damian Gammell
Chief Executive Officer
14 March 2019

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	106

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended
		31 December 2018	31 December 2017	31 December 2016
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,205	1,159	719
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	5	461	443	333
Amortisation of intangible assets	4	51	47	39
Share-based payment expense	19	17	14	42
Finance costs, net	16	93	100	123
Income taxes paid		(263)	(247)	(187)
Changes in assets and liabilities, net of acquisition amounts:
Decrease/(increase) in trade and other receivables		72	108	87
Decrease/(increase) in inventories		(45)	16	61
Increase/(decrease) in trade and other payables		297	142	155
Increase/(decrease) in provisions		9	(67)	37
Change in other operating assets and liabilities		(91)	(92)	(165)
Net cash flows from operating activities		1,806	1,623	1,244
Cash flows from investing activities:
Purchases of property, plant and equipment		(525)	(484)	(459)
Purchases of capitalised software		(75)	(36)	(38)
Proceeds from sales of property, plant and equipment		4	32	12
Settlement of net investment hedges		—	—	(8)
Cash from acquisition of bottling operations		—	—	110
Net cash flows used in investing activities		(596)	(488)	(383)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	11	398	350	3,174
Changes in short-term borrowings	11	(131)	250	(183)
Repayments on third-party borrowings	11	(444)	(1,180)	(241)
Interest paid, net	11	(81)	(94)	(110)
Dividends paid	14	(513)	(489)	(204)
Purchase of own shares under share buyback programme	14	(502)	—	—
Exercise of employee share options		25	13	18
Repurchases of share-based payments	19	—	—	(27)
Repayment of loan with TCCC assumed in acquisition	17	—	—	(73)
Return of capital to CCE shareholders	14	—	—	(2,963)
Other financing activities, net		(11)	(2)	(17)
Net cash flows used in financing activities		(1,259)	(1,152)	(626)
Net change in cash and cash equivalents		(49)	(17)	235
Net effect of currency exchange rate changes on cash and cash equivalents		(2)	(9)	(5)
Cash and cash equivalents at beginning of period	8	360	386	156
Cash and cash equivalents at end of period	8	309	360	386
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	107

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Share capital	Share premium	Merger reserves	Other reserves	Treasury shares	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2016		3	2,729	—	(180)	(3,307)	1,626	871
Profit after taxes		—	—	—	—	—	549	549
Other comprehensive income/(expense)		—	—	—	(239)	—	(51)	(290)
Total comprehensive income		—	—	—	(239)	—	498	259
Shares utilised for share-based payments prior to Merger	14	—	9	—	—	(6)	6	9
Cancellation of CCE shares	14	(3)	(2,738)	(572)	—	3,313	—	—
Issuance of CCEP shares in consideration for CCIP and CCEG	14	3	—	8,466	—	—	—	8,469
Group reconstruction transaction	14	2	7,605	(7,607)	—	—	—	—
Issuances of shares post-Merger	14	—	9	—	—	—	—	9
Return of capital to CCE shareholders	14	—	—	—	—	—	(2,963)	(2,963)
Capital reduction	14	—	(7,500)	—	—	—	7,500	—
Reclassifications of share-based payments	19	—	—	—	—	—	(22)	(22)
Equity-settled share-based payment expense	19	—	—	—	—	—	29	29
Share-based payment tax benefits	18	—	—	—	—	—	5	5
Dividends	14	—	—	—	—	—	(205)	(205)
As at 31 December 2016		5	114	287	(419)	—	6,474	6,461
Profit after taxes		—	—	—	—	—	688	688
Other comprehensive income/(expense)		—	—	—	(84)	—	73	(11)
Total comprehensive income		—	—	—	(84)	—	761	677
Issue of shares during the year	14	—	13	—	—	—	—	13
Equity-settled share-based payment expense	19	—	—	—	—	—	11	11
Share-based payment tax benefits	18	—	—	—	—	—	14	14
Dividends	14	—	—	—	—	—	(491)	(491)
As at 31 December 2017		5	127	287	(503)	—	6,769	6,685
Profit after taxes		—	—	—	—	—	909	909
Other comprehensive income/(expense)		—	—	—	(49)	—	2	(47)
Total comprehensive income		—	—	—	(49)	—	911	862
Issue of shares during the year	14	—	25	—	—	—	—	25
Equity-settled share-based payment expense	19	—	—	—	—	—	16	16
Share-based payment tax effects	18	—	—	—	—	—	(7)	(7)
Dividends	14	—	—	—	—	—	(515)	(515)
Own shares purchased under share buyback programme	14	—	—	—	—	—	(502)	(502)
As at 31 December 2018		5	152	287	(552)	—	6,672	6,564
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola European Partners plc (the Company or Parent Company) was created through the Merger on 28 May 2016 of the businesses of Coca-Cola Enterprises, Inc. (CCE), Coca-Cola Iberian Partners, S.A. (CCIP) and Coca-Cola Erfrischungsgetränke GmbH (CCEG) (the Merger).
The Company and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Europe, making, selling and distributing an extensive range of ready to drink beverages. CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 09717350. The Group’s shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, Euronext London and the continuous market of the Spanish Stock Exchanges.
The consolidated financial statements of the Group for the year ended 31 December 2018 were approved and signed by Damian Gammell, Chief Executive Officer on 14 March 2019 having been duly authorised to do so by the Board of Directors.
Basis of preparation
Upon the consummation of the Merger, the historical consolidated financial statements of CCE became CCEP’s historical financial statements as CCE was deemed to be the predecessor to CCEP. Therefore, the financial results from 1 January 2016 to 27 May 2016 refer to CCE and its consolidated subsidiaries, and the periods subsequent to 28 May 2016 refer to the consolidated financial results of CCEP.
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

•
They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January 2018, as described below under Accounting Policies.

•	They are presented in euros, which is also the Parent Company’s functional currency and all values are rounded to the nearest € million except where otherwise indicated.
Basis of consolidation
The consolidated financial statements comprise the financial statements of the Group and its subsidiaries. All subsidiaries have accounting years ended 31 December and apply consistent accounting policies for the purpose of the consolidated financial statements.
Subsidiary undertakings are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the Group’s power to direct the activities of the entity. All intercompany accounts and transactions are eliminated on consolidation.
Foreign currency
The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which the subsidiary operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each subsidiary are expressed in euros.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured to the functional currency of the entity at the rate of exchange in effect at the statement of financial position date with the resulting gain or loss recorded in the consolidated income statement. The consolidated income statement includes non-operating items which are primarily made up of remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions.
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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	109

Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2018, 31 December 2017 and 31 December 2016.
Sales of the Group’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
The following table summarises the number of selling days by quarter for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 (based on a standard five-day selling week):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2018	65	65	65	66	261
2017	65	65	65	65	260
2016	66	65	65	65	261
Accounting policies
The accounting policies applied by the Group are included in the relevant notes herein. Effective 1 January 2018, the Group implemented the following new accounting policies, following changes in the related accounting standards. Refer to Note 23 for accounting standards issued but not yet effective.
IFRS 15 - Revenue recognition and deductions from revenue (IFRS 15)
The Group derives its revenues by making, selling and distributing ready to drink beverages. The revenue from the sale of our products is recognised at the point in time at which control passes to a customer, typically when products are delivered to a customer. A receivable is recognised by the Group at the point in time at which the right to consideration becomes unconditional. Therefore, the adoption of IFRS 15 on 1 January 2018 did not have an impact on the manner in which the Group recognised revenue.
The Group also examined the terms of the various promotional programmes under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. Those promotional programmes do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, it is deemed to be variable consideration. The related accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer. Variable consideration is only included to the extent that it is highly probable that the inclusion will not result in a significant revenue reversal in the future normal commercial terms. Therefore, the variable consideration and classification requirements of IFRS 15 did not have any impact in the Group’s consolidated financial statements.
Financing elements are not deemed present in our contracts with customers as the sales are made with credit terms not exceeding normal commercial terms. Taxes on sugared soft drinks, excise taxes and taxes on packaging are recorded on a gross basis (i.e. included in revenue) where the Group is the principal in the arrangement. Value added taxes are recorded on a net basis (i.e. excluded from revenue). The Group assesses these taxes and duties on a jurisdiction by jurisdiction basis to conclude on the appropriate accounting treatment.
IFRS 9 - Financial Instruments (IFRS 9)
IFRS 9 has been developed by the International Accounting Standards Board (IASB) to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 is effective for annual periods beginning on or after 1 January 2018 and was applied prospectively.
Classification and measurement
As part of the IFRS 9 transition, there was no material change in the measurement or classification of assets or liabilities in the Group’s consolidated financial statements.
Impairment of financial assets
The expected credit loss model required under IFRS 9 primarily impacts the Group’s trade receivables. The simplified approach permitted under IFRS 9 was applied across the Group to measure expected credit losses using a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. This approach is substantially similar to the reserving methodology applied under IAS 39 and the impact was insignificant.
Hedge accounting
The hedge principles under IFRS 9 align more closely with the Group’s financial risk management as described in Note 22. Therefore more hedge relationships during 2018 were eligible for hedge accounting upon the adoption of IFRS 9.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	110

Other amendments and interpretations
The Group has also adopted the Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions” which did not have an impact on the consolidated financial statements.
Significant judgements and estimates
The preparation of these consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made in applying the Group’s accounting policies were applied consistently across the annual periods. The significant judgements and key sources of estimation uncertainty that have a significant effect on the amounts recognised in these financial statements are outlined below:
Deductions from revenue and sales incentives
The Group participates in various promotional programmes with customers designed to increase the sale of products. Among the programmes are arrangements under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed upon sales levels, or for participating in specific marketing programmes. Those promotional programmes do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, the amount payable is deemed to be variable consideration. Management makes estimates on an ongoing basis for each individual promotion to assess the value of the variable consideration. The related accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer. Refer to Note 12 for further details.
Income tax
The Group is subject to income taxes in numerous jurisdictions and there are many transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises a provision for situations that might arise in the foreseeable future based on assessment of the probabilities as to whether additional taxes will be due. In addition, the Group is involved in various legal proceedings and tax matters. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. Where the final outcome on these matters is different from the amounts that were initially recorded, such differences will impact the tax provision in the period in which such determination is made. These estimates are subject to potential change over time as new facts emerge and each circumstance progresses. The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income in the jurisdiction giving rise to the deferred tax asset. Refer to Note 18 for further details regarding income taxes.
Intangible assets and goodwill
The Group has assigned indefinite lives to its bottling agreements with The Coca-Cola Company (TCCC). This judgement has been made after evaluating the contractual provisions of the bottling agreements, the Group’s mutually beneficial relationship with TCCC and the history of renewals for bottling agreements.
The Group has allocated the goodwill associated with the Merger to the appropriate cash-generating units (CGU). This judgement was based on estimated synergy benefits expected to be realised for each CGU. Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use or the fair value less costs to sell of the cash-generating units (CGU) to which the goodwill or intangible asset has been allocated. The value in use calculation requires management’s judgement in estimating the future cash flows expected to arise from the CGU. Refer to Note 4 for further details about the judgement regarding the lives of bottling agreements, as well as the sensitivity analysis of the assumptions used in the impairment analysis of goodwill and intangible assets with indefinite lives.
Restructuring
The Group holds provisions related to its ongoing restructuring programmes. These provisions are predominantly made up of severance costs. While a detailed plan is in place for the respective events, the amount and timing of outflows is subject to estimation uncertainty. Estimates are made by management based on the information available at the statement of financial position date. Actual outflows may not occur as anticipated and estimates may prove to be incorrect, leading to further charges or releases of provisions as circumstances dictate. Refer to Note 15 and Note 20 for further details regarding restructuring provisions.
Defined benefit plans
The determination of pension benefit costs and obligations are estimated based on assumptions determined with the assistance of external actuarial advice. The key assumptions impacting the valuations are the discount rate, salary rate of inflation and mortality rates. Refer to Note 13 for further details about the Group’s defined benefit pension plan costs and obligations.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	111

Note 2
SEGMENT INFORMATION
Description of segment and principal activities
The Group evaluates its segmental reporting under IFRS 8, “Operating Segments”. The Group derives its revenues through a single business activity, which is making, selling and distributing ready-to-drink beverages. The Group operates solely in developed markets in Western Europe and has a homogenous product portfolio across its geographic territories. Based on the governance structure of the Group, including decision making authority and oversight, the Group has determined that the Board is its Chief Operating Decision Maker (CODM). The Board, as the CODM, allocates resources and evaluates performance at a consolidated level and, therefore, the Group has one operating segment.
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2018, 31 December 2017 and 31 December 2016.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year ended
	31 December 2018	31 December 2017	31 December 2016
Revenue:	€ million	€ million	€ million
Spain/Portugal/Andorra(A)	2,670	2,706	1,721
Germany	2,335	2,218	1,335
Great Britain	2,280	2,026	2,076
France/Monaco	1,775	1,803	1,791
Belgium/Luxembourg	983	919	909
Netherlands	580	526	505
Norway	439	416	408
Sweden	365	353	350
Iceland	91	95	38
Total	11,518	11,062	9,133
(A) Spain/Portugal/Andorra is also referred to as Iberia.

Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments and deferred tax assets by geography:

	31 December 2018	31 December 2017
	€ million	€ million
Spain/Portugal/Andorra(A)	6,873	6,561
Germany	3,160	3,176
Great Britain	2,441	2,395
France/Monaco	890	876
Belgium/Luxembourg	637	612
Netherlands	440	429
Sweden	404	421
Norway	259	267
Iceland	37	41
Other unallocated	45	44
Total	15,186	14,822
(A) Spain/Portugal/Andorra is also referred to as Iberia.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	112

Note 3
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended
	31 December 2018	31 December 2017	31 December 2016
Profit after taxes attributable to equity shareholders (€ million)	909	688	549
Basic weighted average number of shares in issue(A) (million)	484	484	380
Effect of dilutive potential shares(B) (million)	4	5	5
Diluted weighted average number of shares in issue(A) (million)	488	489	385
Basic earnings per share (€)	1.88	1.42	1.45
Diluted earnings per share (€)	1.86	1.41	1.42

(A)
The increase of the basic and diluted weighted average number of shares in issue in 2017 is due to the Merger transaction and further described in Note 14. As at 31 December 2018 and at 31 December 2017, the Group had 474,920,066 shares and 484,586,428 shares, respectively in issue and outstanding.

(B)
For the year ended 31 December 2018, there were no outstanding options to purchase shares excluded from the diluted earnings per share calculation. For the years ended 31 December 2017 and 31 December 2016, outstanding options to purchase 1.2 million shares and 1.2 million shares, respectively, were excluded from the diluted earnings per share calculation because the effect of including these options in the computation would have been anti-dilutive. The dilutive impact of the remaining options outstanding and unvested restricted stock units was included in the effect of dilutive securities.

Note 4
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
Franchise intangible assets
The Group’s bottling agreements contain performance requirements and convey the rights to distribute and sell products within specified territories. The Group’s agreements with TCCC for each of its territories have terms of 10 years and expire on 28 May 2026, with each containing the right for the Group to request a 10 year renewal. While these agreements contain no automatic right of renewal beyond that date, the Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual. The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of bottling agreements, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s franchise intangible assets.
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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	113

Intangible assets with finite lives
Intangible assets with finite lives are measured at cost of acquisition or production and are amortised using the straight-line method over their respective estimated useful lives. Finite lived intangible assets are assessed for impairment whenever there is an indication that they may be impaired. The amortisation period and method are reviewed annually.
Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is 5 years. Amortisation expense for capitalised software is included within administrative expenses and was €43 million, €38 million and €33 million for the years ended 31 December 2018, 31 December 2017 and 31 December 2016, respectively.
Customer relationships
The Group acquired certain customer relationships in connection with the acquisitions of the Norway and Sweden bottling operations from TCCC in 2010 and the Merger with CCIP and CCEG in 2016. These customer relationships were recorded at their fair values on the date of acquisition, and they are amortised over an estimated economic life of 20 years. The fair values were determined using a “with and without” valuation technique, which compares the revenues with all assets of the business in place, to a “without” scenario, which assumes the customer relationship asset and related revenues do not exist and must be rebuilt over time. Amortisation expense for these assets is included within administrative expenses and was €8 million, €9 million and €6 million for the years ended 31 December 2018, 31 December 2017 and 31 December 2016, respectively.
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	Franchise intangible	Software	Customer relationships	Assets under construction	Total intangibles	Goodwill
Cost:	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2016	8,003	277	193	3	8,476	2,427
Additions	—	26	—	10	36	—
Disposals	—	(5)	—	—	(5)	—
Currency translation adjustments	(73)	(14)	(1)	—	(88)	(5)
Acquisition accounting adjustments(A)	179	(17)	(30)	(3)	129	98
As at 31 December 2017	8,109	267	162	10	8,548	2,520
Additions	—	32	—	43	75	—
Disposals	—	(4)	—	—	(4)	—
Transfers and reclassifications	—	1	—	(1)	—	—
Currency translation adjustments	(25)	4	—	—	(21)	(2)
As at 31 December 2018	8,084	300	162	52	8,598	2,518
Accumulated amortisation:
As at 31 December 2016	—	(121)	(11)	—	(132)	—
Amortisation expense	—	(38)	(9)	—	(47)	—
Disposals	—	5	—	—	5	—
Currency translation adjustments	—	9	1	—	10	—
As at 31 December 2017	—	(145)	(19)	—	(164)	—
Amortisation expense	—	(43)	(8)	—	(51)	—
Disposals	—	3	—	—	3	—
Currency translation adjustments	—	(2)	—	—	(2)	—
As at 31 December 2018	—	(187)	(27)	—	(214)	—
Net book value:
As at 31 December 2016	8,003	156	182	3	8,344	2,427
As at 31 December 2017	8,109	122	143	10	8,384	2,520
As at 31 December 2018	8,084	113	135	52	8,384	2,518

(A)
The fair values of the assets and liabilities acquired as part of the Merger were provisional as at 31 December 2016 due to the complexity of the acquired businesses. During 2017, the Group finalised the valuation process and adjustments were recorded based on new information obtained about facts and circumstances that existed at the date of Merger. Management concluded that the changes in the fair values from the provisional amounts disclosed in the 2016 consolidated financial statements were not material to the Group’s 2016 consolidated financial statements taken as whole.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	114

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
The Group’s CGUs are based on geography and generally represent the individual territories in which the Group operates. For purposes of allocating intangibles, each franchise intangible is allocated to the geographic region to which the agreement relates and goodwill is allocated to each of the CGUs expected to benefit from a business combination, irrespective of whether other assets and liabilities of the acquired businesses are assigned to the CGUs. The following table identifies the carrying value of goodwill and indefinite-lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, as at 31 December 2018 the Group had other CGUs with total franchise intangible assets of €1,103 million and goodwill of €295 million, which includes €218 million related to goodwill allocated from the Merger.

	31 December 2018		31 December 2017
	Franchise intangible	Goodwill	Franchise intangible	Goodwill
Cash-generating unit	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Great Britain	1,632	200	1,647	200
Germany	1,060	748	1,060	748
The recoverable amounts of each CGU were determined through a value in use calculation, which uses cash flow projections for a five year period. The key assumptions used in projecting these cash flows were as follows:

•
Discount rate: A weighted average cost of capital was applied specific to each CGU as a hurdle rate to discount cash flows. The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The table below identifies the pre-tax discount rate attributable to each significant CGU.

•
Growth rate: Cash flows were projected for five years based on the Group’s three year business plans approved by the Board. Cash flows for the fourth year were projected using compound annual growth rates over the preceding three years, and cash flows for a fifth year and beyond the five year period were projected using a terminal growth rate of 2%.

•
Gross and operating margins: Gross and operating margins are based on the business plans approved by the Board. Key assumptions are made within these plans about volume, pricing, discounts and costs based on historical data, current strategy and expected market trends.

	31 December 2018	31 December 2017
	Pre-tax discount rate
Cash-generating unit	%	%
Iberia	10	11
Great Britain	10	10
Germany	9	10
The Group did not record any impairment charges as a result of the tests conducted in 2018 and 2017. The Group’s Great Britain CGU has substantial headroom when comparing the estimated value in use calculation of the CGU versus the CGU’s carrying value. For the Group’s Germany and Iberia CGUs, the headroom in the 2018 impairment analysis was approximately 60% and 20% of carrying value, respectively, which is representative of the fact that the net assets of Germany and Iberia were recently subject to acquisition accounting and fair valued based upon operating plans and macroeconomic conditions present at the time of the Merger. As a result, should operating results or macroeconomic conditions deteriorate versus those utilised to fair value the assets, an impairment of the acquired assets could result in the future.
The calculation of value in use is most sensitive to the discount rate and terminal growth rate assumptions. For the Iberia CGU, the Group estimates that a 1.0% increase in the discount rate, or a reduction in terminal growth rates of 1.5%, would eliminate existing headroom. The Group estimates that for the Germany CGU, an approximate 2.5% increase in the discount rate, or a 3.5% reduction in terminal growth rates, would eliminate existing headroom.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	115

Note 5
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

	Useful life (years)
Category	Low	High
Building and improvements	10	40
Machinery, equipment and containers	3	20
Cold-drink equipment	5	13
Vehicle fleet	3	12
Furniture and office equipment	4	10
Gains or losses arising on the disposal or retirement of an asset are determined as the difference between the carrying amount of the asset and any proceeds from its sale. Leasehold improvements are amortised using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, an impairment test is performed to estimate the potential loss of value that may reduce the recoverable amount of the asset to below its carrying amount. Any impairment loss is recognised within the consolidated income statement by the amount which the carrying amount exceeds the recoverable amount. Useful lives and residual amounts are reviewed annually and adjustments are made prospectively as required.
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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	116

The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Building and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2016	324	1,512	2,350	1,186	124	165	125	5,786
Additions	1	38	155	168	8	18	129	517
Disposals	(3)	(8)	(116)	(82)	(2)	(13)	—	(224)
Transfers and reclassifications	—	5	68	(1)	1	1	(74)	—
Currency translation adjustments	(5)	(16)	(24)	(20)	(1)	(6)	—	(72)
Acquisition accounting adjustments and reclassifications(A)	(5)	(78)	(5)	(48)	(12)	12	—	(136)
As at 31 December 2017	312	1,453	2,428	1,203	118	177	180	5,871
Additions	9	30	129	104	12	14	242	540
Disposals	(3)	(10)	(73)	(87)	(1)	(12)	—	(186)
Transfers and reclassifications	—	22	57	1	—	3	(83)	—
Currency translation adjustments	(1)	(7)	(8)	(7)	—	1	—	(22)
As at 31 December 2018	317	1,488	2,533	1,214	129	183	339	6,203
Accumulated depreciation:
As at 31 December 2016	—	(363)	(690)	(598)	(49)	(93)	—	(1,793)
Depreciation expense	—	(64)	(223)	(119)	(17)	(20)	—	(443)
Disposals	—	3	85	75	2	12	—	177
Currency translation adjustments	—	6	12	13	1	6	—	38
Acquisition accounting adjustments and reclassifications(A)	—	6	(4)	(3)	(4)	(8)	—	(13)
As at 31 December 2017	—	(412)	(820)	(632)	(67)	(103)	—	(2,034)
Depreciation expense	—	(60)	(232)	(127)	(18)	(24)	—	(461)
Disposals	—	2	70	85	1	12	—	170
Currency translation adjustments	—	3	4	4	—	(1)	—	10
As at 31 December 2018	—	(467)	(978)	(670)	(84)	(116)	—	(2,315)
Net book value:
As at 31 December 2016	324	1,149	1,660	588	75	72	125	3,993
As at 31 December 2017	312	1,041	1,608	571	51	74	180	3,837
As at 31 December 2018	317	1,021	1,555	544	45	67	339	3,888

(A)
The fair values of the assets and liabilities acquired as part of the Merger were provisional as at 31 December 2016 due to the complexity of the acquired businesses. During 2017, the Group finalised the valuation process and adjustments were recorded based on new information obtained about facts and circumstances that existed at the date of Merger. Management concluded that the changes in the fair values from the provisional amounts disclosed in the 2016 consolidated financial statements were not material to the Group’s 2016 consolidated financial statements taken as whole. In addition, certain reclassifications between cost and accumulated depreciation were made.

Finance leases included in property, plant and equipment primarily relate to buildings, machinery and equipment, vehicle fleet assets and office equipment. The net book value of buildings held under finance leases was €18 million and €20 million as at 31 December 2018 and 31 December 2017, respectively. The net book value of machinery and equipment held under finance leases was €6 million and €8 million as at 31 December 2018 and 31 December 2017, respectively. The net book value of vehicle fleet held under finance leases was €39 million and €43 million as at 31 December 2018 and 31 December 2017, respectively. The net book value of furniture and office equipment held under finance leases was €3 million and €7 million as at 31 December 2018 and 31 December 2017, respectively. Depreciation expense on assets held under finance leases was €16 million, €25 million and €13 million for the years ended 31 December 2018, 31 December 2017 and 31 December 2016, respectively. Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. Some lease agreements include renewal or purchase options or escalation clauses.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	117

Note 6
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
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Finished goods	378	324
Raw materials and supplies	234	223
Spare parts	81	103
Total inventories	693	650
Write downs of inventories to net realisable value totalled €23 million and €25 million during the years ended 31 December 2018 and 31 December 2017, respectively, which were included within cost of sales. None of the write downs were subsequently reversed.
Note 7
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
Trade accounts receivable are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. With the adoption of IFRS 9 on 1 January 2018, the Group adopted an expected credit loss reserve methodology which had an insignificant effect on the Group’s consolidated financial statements. Refer to Note 1 for further details on the adoption of IFRS 9. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue. The Group considers factors such as delinquency in payment, financial difficulties, payment history of the debtor as well as certain forward-looking macroeconomic indicators. The carrying amount of trade accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognised in the consolidated income statement. Credit insurance on a portion of the accounts receivable balance is also carried. Refer to Note 22 for further details on credit risk management.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Trade accounts receivable, gross	1,671	1,746
Allowance for doubtful accounts	(16)	(14)
Total trade accounts receivable	1,655	1,732
The following table summarises the aging of trade accounts receivable, net of allowance for doubtful accounts in the consolidated statement of financial position as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Not past due	1,483	1,561
Past due 1 - 30 days	112	93
Past due 31 - 60 days	8	44
Past due 61 - 90 days	11	8
Past due 91 - 120 days	11	10
Past due 121+ days	30	16
Total	1,655	1,732

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	118

The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2016	(14)
Provision for impairment recognised during the year	(4)
Receivables written off during the year as uncollectible	4
As at 31 December 2017	(14)
Provision for impairment recognised during the year	(4)
Receivables written off during the year as uncollectible	2
As at 31 December 2018	(16)
Note 8
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
The following table summarises the cash and cash equivalents outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Cash at banks and on hand	279	304
Short-term deposits and securities	30	56
Total cash and cash equivalents	309	360
Cash and cash equivalents are held in the following currencies as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Euro	185	248
US dollar	6	27
British pound	33	30
Norwegian krone	26	34
Swedish krona	44	8
Other	15	13
Total cash and cash equivalents	309	360
There are no material restrictions on the Group’s cash and cash equivalents.
Note 9
FAIR VALUES
Fair value measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described, as one of the following, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted prices included in Level 1. The Group values assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	119

The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised within Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. Refer to Note 11 for further details regarding the Group’s borrowings.
The following table summarises the book value and fair value of the Group’s borrowings as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Fair value of borrowings	5,739	5,953
Book value of borrowings (Note 11)	5,618	5,748
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of its derivative contracts (including forwards, options, cross currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third party resource. Refer to Note 10 for further details about the Group’s derivatives.
The following table summarises the fair value of the assets and liabilities as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Assets at fair value:
Derivatives (Note 10)	15	22
Liabilities at fair value:
Derivatives (Note 10)	71	94
For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Note 10
HEDGING ACTIVITIES
Derivative financial instruments
The Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk, commodity price risk and interest rate risk. All derivative financial instrument assets and liabilities are recorded at fair value on the consolidated statement of financial position. The Group does not use derivative financial instruments for trading or speculative purposes and all hedge ratios are on a 1:1 basis. At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecasted transaction. Further information on the Group’s risk management strategy and objective can be found in Note 22. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in maintaining the risk management objective. Where critical terms match, the Group uses a qualitative assessment to ensure initial and ongoing effectiveness criteria. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.
While certain derivative financial instruments are designated as hedging instruments, the Group also enters into derivative financial instruments that are designed to hedge a risk but are not designated as hedging instruments (referred to as an economic hedge or a non-designated hedge). The decision regarding whether or not to designate a hedge for hedge accounting is made by management considering the size, purpose and tenure of the hedge, as well as the anticipated ability to achieve and maintain the Group’s risk management objective. Refer to Note 1 for further details on the adoption of IFRS 9.
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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	120

The following table summarises the fair value of the assets and liabilities related to derivative financial instruments and the respective line items in which they were recorded in the consolidated statement of financial position as at the dates presented. All derivative instruments are classified as Level 2 within the fair value hierarchy. Discussion of the Group’s other financial assets and liabilities is contained elsewhere in these financial statements. Refer to Note 7 for trade accounts receivable, Note 12 for trade and other payables, Note 11 for borrowings and Note 17 for amounts receivable and payable with related parties.

		31 December 2018	31 December 2017
Hedging instrument	Location – statement of financial position	€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative assets	1	1
Foreign currency contracts	Current derivative assets	9	12
Commodity Contracts	Current derivative assets	3	—
	Total	13	13
Derivatives not designated as hedging instruments:
Commodity contracts	Non-current derivative assets	1	1
Commodity contracts	Current derivative assets	1	8
	Total	2	9
Total Assets		15	22
Liabilities:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative liabilities	49	93
Commodity Contracts	Non-current derivative liabilities	1	—
Foreign currency contracts	Current derivative liabilities	1	—
Commodity contracts	Current derivative liabilities	17	—
	Total	68	93
Derivatives not designated as hedging instruments:
Commodity contracts	Non-current derivative liabilities	1	—
Commodity contracts	Current derivative liabilities	2	1
	Total	3	1
Total Liabilities		71	94
Cash flow hedges
The Group uses cash flow hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations and commodity price fluctuations associated with certain forecasted transactions, including purchases of raw materials, finished goods and services denominated in non-functional currencies, the receipt of interest and principal on intercompany loans denominated in non-functional currencies and the payment of interest and principal on debt issuances in non-functional currencies. Effective changes in the fair value of these cash flow hedging instruments are recognised as a component of other reserves on the consolidated statement of financial position. The effective changes are then recognised within the line item on the consolidated income statement that is consistent with the nature of the underlying hedged item in the period that the forecasted purchases or payments impact earnings. Any changes in the fair value of these cash flow hedges that are the result of ineffectiveness are recognised immediately in the line item on the consolidated income statement that is consistent with the nature of the underlying hedged item. Historically, the Group has not experienced, nor does it expect to experience material hedge ineffectiveness with the value of the hedged instrument equalling that of the hedged item.
The net notional amount of outstanding currency related cash flow hedges was €1.3 billion as at 31 December 2018 and €1.2 billion as at 31 December 2017. The net notional amount of outstanding commodity related cash flow hedges was €0.2 billion as at 31 December 2018 and nil as at 31 December 2017. Outstanding cash flow hedges as at 31 December 2018 are expected to settle and affect profit or loss between 2019 and 2021.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	121

The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

	Notional maturity profile
	Total	Less than one year	1 to 3 years	3 to 5 years
Cash flow hedges	€ million	€ million	€ million	€ million
Foreign currency	1,221	236	22	963
As at 31 December 2016	1,221	236	22	963
Foreign currency	1,214	196	526	492
As at 31 December 2017	1,214	196	526	492
Foreign currency	1,255	227	1,028	—
Commodity	237	212	25	—
As at 31 December 2018	1,492	439	1,053	—
The Group recognised within other comprehensive income €33 million net gains, €116 million net losses and €44 million net gains for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 respectively, related to changes in the fair values of outstanding cash flow hedges. The amount of ineffectiveness associated with these cash flow hedges was not material during any year presented within these financial statements.
The following table summarises the net of tax effect for cash flow hedges that settled for the periods presented within the consolidated income statement:

		Amount of gain (loss) reclassified from the hedging reserve into profit
		31 December 2018	31 December 2017	31 December 2016
Cash flow hedging instruments	Location – income statement	€ million	€ million	€ million
Foreign currency contracts	Cost of sales	4	7	5
Foreign currency contracts	Selling and distribution expenses	—	—	(1)
Foreign currency contracts(A)	Non-operating items	43	(123)	49
Total		47	(116)	53

(A) The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying debt instruments; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.

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
The notional amount of outstanding non-designated commodity hedges was €31 million and €132 million as at 31 December 2018 and 31 December 2017, respectively. Outstanding commodity hedges as at 31 December 2018 are expected to settle and affect profit or loss between 2019 and 2020.
The notional amount of outstanding non-designated short-term foreign currency contracts associated with intercompany loans was €57 million and €59 million as at 31 December 2018 and 31 December 2017, respectively. Outstanding non-designated foreign currency hedges as at 31 December 2018 are expected to settle and affect profit or loss during 2019.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	122

The following table summarises the gains (losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented:

		31 December 2018	31 December 2017	31 December 2016
Non-designated hedging instruments	Location – income statement	€ million	€ million	€ million
Commodity contracts	Cost of sales	1	20	8
Commodity contracts	Selling and distribution expenses	—	(2)	10
Foreign currency contracts(A)	Non-operating items	(4)	13	17
Total		(3)	31	35
(A) The gain (loss) recognised on these currency contracts is offset by the gain (loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.

Net investment hedges
Prior to the Merger, the Group entered into foreign currency forwards, options and foreign currency denominated borrowings designated as net investment hedges of its foreign subsidiaries. Changes in the fair value of these hedges resulting from currency exchange rate changes are recognised as a component of other reserves on the consolidated statement of financial position to offset the change in the carrying value of the net investment being hedged. Any changes in the fair value of these hedges that are the result of ineffectiveness are recognised immediately in operating profit on the consolidated income statement. All outstanding net investment hedges were settled prior to the Merger. Although the Group had no net investment hedges in place as at 31 December 2018 or 31 December 2017, it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
The Group recognised within other comprehensive income €44 million in net losses for the year 31 December 2016 related to net investment hedges. As a result of US tax law changes, in 2017, the Group recognised a deferred tax benefit of €27 million in other reserves related to the deferred gain on net investment hedges.
Note 11
BORROWINGS AND FINANCE LEASES
Borrowings
Borrowings are initially recognised at fair value, net of issuance costs incurred. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortisation of transaction costs, premiums and discounts is recognised as part of finance costs within the consolidated income statement.
Finance leases
Finance leases are recognised when the Group leases property, plant and equipment and has substantially all the risks and rewards of ownership. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are apportioned between the finance costs and the reduction of the remaining liability. The finance costs are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability. Property, plant and equipment acquired in connection with a finance lease is depreciated over the shorter of the useful life of the asset or the lease term. The Group’s interests in assets acquired under finance leases are included in property, plant and equipment and primarily relate to buildings, machinery and equipment, vehicle fleet assets and office equipment. Amortisation of finance lease assets is included in depreciation expense and recorded in the consolidated income statement in the line item consistent with the nature of the leased item.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	123

Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Non-current:
€350 million 2.00% Notes 2019(A)	—	348
US$525 million 3.50% Notes 2020	456	436
US$250 million 3.25% Notes 2021	216	206
US$300 million 4.50% Notes 2021	261	249
€350 million Floating Rate Note 2021(B)	350	351
€700 million 0.75% Notes 2022(C)	697	697
€350 million 2.63% Notes 2023	348	348
€500 million 1.13% Notes 2024(C)	495	495
€350 million 2.38% Notes 2025	346	347
€250 million 2.75% Notes 2026	248	248
€500 million 1.75% Notes 2028(C)	493	492
€400 million 1.50% Notes 2027(D)	395	—
€500 million 1.88% Notes 2030	495	496
Term loan 2018-2021(E)	274	698
Finance lease obligations(F)	53	63
Total non-current borrowings	5,127	5,474
Current:
€350 million 2.00% Notes 2019(A)	349	—
EUR commercial paper(G)	120	250
Finance lease obligations(F)	22	24
Total current borrowings	491	274

(A)	In December 2018, the €350 million 2.0% Notes due 2019 were reclassified from non-current to current borrowings.

(B)	In November 2017, the Group issued €350 million floating-rate notes due 2021.

(C)
To finance the return of capital to CCE shareholders in connection with the Merger, the Group issued €2.2 billion Eurobond notes due between November 2017 and May 2028. In December 2017, €500 million floating-rate notes matured and were paid in full.

(D)	In November 2018, the Group issued €400 million, 1.50% interest rate notes due 2027.

(E)
To finance the return of capital to CCE shareholders in connection with the Merger, the Group obtained a €1.0 billion, floating rate bank term loan with annual payments due each May beginning in 2018 until 2021. In September 2017, €200 million of the term loan due in 2018 and €100 million of the term loan due in 2021 were repaid prior to maturity. In July 2018, €100 million due in 2019 were repaid prior to maturity. In September 2018, €100 million due in 2019 and €50 million due in 2020 were repaid prior to maturity. In November 2018, €100 million due in 2020 were repaid prior to maturity. In December 2018, €75 million due in 2020 were repaid prior to maturity. As at 31 December 2018, €275 million of the term loan remains outstanding with annual repayments due between 2020 and 2021.

(F)	These amounts represent the present values of the Group’s minimum finance lease obligations.

(G)	As of 31 December 2018, the Group had €120 million of euro denominated commercial paper outstanding, due January 2019.

Borrowings are stated net of unamortised financing fees of €24 million and €19 million, as at 31 December 2018 and 31 December 2017, respectively.
Credit facilities
The Group has amounts available for borrowing under a €1.5 billion multicurrency credit facility with a syndicate of ten banks. This credit facility matures in 2023 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2018, the Group had no amounts drawn under this credit facility.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	124

Finance lease maturities
The following table summarises the maturity of the Group’s finance lease obligations as at the dates presented:

	31 December 2018	31 December 2017
Finance lease maturities	€ million	€ million
Within one year	22	24
After one year but not more than five years	39	46
More than five years	22	26
Total minimum lease payments	83	96
Amounts representing interest(A)	(8)	(9)
Present value of minimum lease payments	75	87

(A)	Amounts representing interest related to finance lease commitments are not significant for any of the individual time periods presented above.

Cash flows from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings		Borrowings, less current portion	Total
	€ million		€ million	€ million
As at 31 December 2016	875		5,562	6,437
Changes from financing cash flows
Proceeds from third party borrowings, net of issuance costs	—	—	350	350
Changes in short-term borrowings	250		—	250
Repayments on third party borrowings	(850)	—	(310)	(1,160)
Repayments on third party borrowings; finance leases	(1)		(19)	(20)
Capitalised discount/premium	—		2	2
Other non-cash changes
Amortisation of discount, premium and issue costs	—		8	8
Finance lease additions and other	—		5	5
Currency translation	—		(124)	(124)
Total changes	(601)		(88)	(689)
As at 31 December 2017	274		5,474	5,748
Changes from financing cash flows
Proceeds from third party borrowings, net of issuance costs	—	—	398	398
Changes in short-term borrowings	(131)		—	(131)
Repayments on third party borrowings	—	—	(426)	(426)
Repayments on third party borrowings; finance leases	(18)		—	(18)
Capitalised discount/premium	—	—	(2)	(2)
Other financing activities	—		(8)	(8)
Other non-cash changes
Amortisation of discount, premium and issue costs	—		8	8
Finance lease additions and other	1		5	6
Currency translation	1		42	43
Reclassifications	364		(364)	—
Total changes	217		(347)	(130)
As at 31 December 2018	491		5,127	5,618
Cash flows from financing activities includes €34 million, €36 million and €17 million of cash received related to income on a cross currency swap for the years 2018, 2017 and 2016, respectively.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	125

Note 12
TRADE AND OTHER PAYABLES
Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year, which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method. Trade payables are non-interest bearing and are normally settled between 30 to 60 days.
The Group participates in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these programmes are recorded as deductions from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. When these allowances are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume. The costs of these off-invoice arrangements totalled €3.0 billion, €2.9 billion and €2.5 billion for 2018, 2017 and 2016, respectively. The increase in 2017 versus 2016 is due to the inclusion of Germany and Iberia for the full year as a result of the Merger.
The following table summarises trade and other payables as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Trade accounts payable	1,105	1,057
Accrued customer marketing costs	753	648
Accrued deposits	282	266
Accrued compensation and benefits	269	249
Accrued taxes	273	167
Other accrued expenses	146	146
Total trade and other payables	2,828	2,533

Note 13
POST-EMPLOYMENT BENEFITS
The cost of providing benefits is determined using the projected unit credit method with actuarial valuations being carried out at the end of each annual reporting period. All remeasurements of the defined benefit obligation, such as actuarial gains and losses and return on plan assets, are recognised directly in other comprehensive income. Remeasurements recognised in other comprehensive income are reflected immediately in retained earnings and are not reclassified to profit or loss. Service costs are presented within cost of sales, selling and distribution expenses and administrative expenses in the consolidated income statement. Past service costs are recognised immediately within cost of sales, selling and distribution expenses and administrative expenses in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest cost is presented within finance costs or finance income, as applicable, in the consolidated income statement. The defined benefit obligation recognised in the consolidated statement of financial position represents the present value of the estimated future cash outflows using interest rates of high quality corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. For termination benefits the Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits and (b) when the Group recognises costs for a restructuring that is within the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for those benefits.
The following table summarises non-current employee benefit liabilities as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Retirement benefit obligation	89	95
Other employee benefit liabilities	53	67
Total non-current employee benefit liabilities	142	162

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	126

Defined benefit plans
The Group sponsors a number of defined benefit pension plans in Belgium, France, Germany, Great Britain, Luxembourg and Norway, of which the Great Britain plan (GB Scheme) and Germany plans (Pension Plan 1 and Pension Plan 2) are the most significant.
The GB Scheme’s defined benefit obligation includes benefits for current employees, former employees and current pensioners. The level of benefits provided (funded final salary pension) depends on the member’s length of service and salary at retirement age. Part of the pension may be exchanged for a tax free cash lump sum. The GB Scheme was closed to new members with effect from 1 October 2005 and is administered by a separate board of trustees, which is legally separate from the Group. The board of trustees are composed of representatives of both the employer and employees. The trustees are required by law to act in the interest of all relevant beneficiaries and are responsible for the investment policy with regard to the assets plus the day to day administration of the benefits.
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary. The latest triennial valuation was carried out as at 5 April 2016 and has been updated to 31 December 2018. The Group’s contributions are determined on the basis of the triennial valuations.
Germany’s defined benefit pension plans are open to existing members but closed to new entrants. The defined benefit obligation includes benefits for current employees, former employees and current pensioners. Pension Plan 1 has elements of a final salary pension for past service and a career average formula for new accruals. It is funded through a support fund administered by an insurance company. Pension Plan 2 is administered by the Group with the plan being covered by a Contractual Trust Arrangement (CTA) and a single reinsurance contract. The Company is responsible for paying obligations. There is no external board of trustees. The insurer shares some responsibility for plan assets, investment policy and administration. The latest annual valuation for these plans was performed as at 31 December 2017 and has been updated to 31 December 2018.
Risks
The Group’s defined benefit pension schemes expose the Group to a number of risks, including:

•
Asset volatility - the plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, a deficit would occur. Some of our plans hold a significant proportion of growth assets (equities and property) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given each scheme’s long-term objectives.

•
Changes in bond yields - a decrease in corporate bond yields will increase the defined benefit liability, although this will be partially offset by an increase in the value of the plan’s bond holdings.

•
Inflation risk - a significant proportion of our benefit obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation). The majority of the assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.

•
Life expectancy - the majority of our plans have an obligation to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the defined benefit liabilities.

Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Service cost	52	53	49
Past service cost	—	(3)	—
Net interest cost (income)	1	3	2
Administrative expenses	2	2	2
Total cost	55	55	53
Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Actuarial (gain)/loss on defined benefit obligation arising during the period	(120)	30	248
Return on plan assets (greater)/less than discount rate	118	(121)	(183)
Net charge to other comprehensive income	(2)	(91)	65

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	127

Benefit obligation and fair value of plan assets
The following table summarises the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	31 December 2018	31 December 2017
	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	1,969	1,947
Service cost	52	53
Past service cost	—	(3)
Interest costs on defined benefit obligation	42	43
Plan participants contribution	47	45
Actuarial loss/(gain) - experience	(5)	5
Actuarial loss/(gain) - demographic assumptions	(35)	—
Actuarial loss/(gain) - financial assumptions	(80)	25
Benefit payments	(110)	(90)
Administrative expenses	2	2
Currency translation adjustments	(10)	(50)
Settlements	—	(8)
Benefit obligation at end of plan year	1,872	1,969
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	1,898	1,779
Interest income on plan assets	41	40
Return on plan assets greater/(less) than discount rate	(118)	121
Plan participants contributions	47	45
Employer contributions	56	58
Benefit payments	(110)	(90)
Currency translation adjustment	(10)	(48)
Settlements	—	(7)
Fair value of plan assets at end of plan year	1,804	1,898
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at 31 December 2018 is 21 years, out of which the GB Scheme represents 23 years and Germany plans represent 15 years.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	31 December 2018	31 December 2017
	€ million	€ million
Net benefit status:
Present value of obligation	(1,872)	(1,969)
Fair value of assets	1,804	1,898
Net benefit status:	(68)	(71)
Retirement benefit surplus	21	24
Retirement benefit obligation	(89)	(95)
The GB scheme and Germany plans approximately represented 70.5% and 18.5% of the present value of the obligation and 73.0% and 19.0% of the fair value of assets as at 31 December 2018, respectively.
The surplus for 2018 and 2017, which is primarily related to Germany Pension Plan 2, is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan. Refer to Note 21.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	128

Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	31 December 2018	31 December 2017
Financial assumptions	%	%
Discount rate	2.5	2.3
Rate of compensation increase	3.1	3.1
Rate of price inflation	2.9	2.9

Demographic assumptions (weighted average)(A)	31 December 2018	31 December 2017
Retiring at the end of the reporting period
Male	21.3	21.4
Female	23.9	24.3
Retiring 15 years after the end of the reporting period
Male	22.3	22.7
Female	25.0	25.6

(A)	These assumptions translate into an average life expectancy in years, post retirement, for an employee retiring at age 65.

The following table summarises the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption		Decrease in assumption
Principal assumptions		2018	2017	2018	2017
Discount rate	0.5%	(8.6)	(9.1)	9.8	10.6
Rate of compensation increase	0.5%	2.4	2.6	(2.2)	(2.4)
Rate of price inflation	0.5%	8.1	8.9	(6.6)	(7.8)
Mortality rates	1 year	2.9	2.5	(3.0)	(2.4)
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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	129

The following tables summarise pension plan assets measured at fair value as at the dates presented:

	Total 31 December 2018	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities:(A)
US equities	201	201	—
Non-US equities	626	626	—
Fixed-income securities:(B)
Corporate bonds and notes	67	43	24
Government bonds	384	384	—
Cash and other short-term investments(C)	7	7	—
Other investments:
Real estate funds(D)	293	27	266
Insurance contracts(E)	226	—	226
	1,804	1,288	516

	Total 31 December 2017	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities:(A)
US equities	226	226	—
Non-US equities	749	693	56
Fixed-income securities:(B)
Corporate bonds and notes	60	34	26
Government bonds	409	387	22
Cash and other short-term investments(C)	10	5	5
Other investments:
Real estate funds(D)	226	14	212
Insurance contracts(E)	218	—	218
	1,898	1,359	539

(A)
Equity securities are comprised of the following investment types: (1) ordinary shares; (2) preference shares; and (3) common trust funds and collective funds. Investments in ordinary and preference shares are valued using quoted market prices multiplied by the number of shares owned. Investments in common trust funds and collective funds are valued at the net asset value per share, which is calculated based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date.

(B)
Investments other than those held in common trust funds and collective funds are valued utilising a market approach. The value of such assets is primarily sourced from broker quotes in active markets. Bonds are held mainly in the currency of the geography of the plan.

(C)	Cash and other short-term investments are valued at €1.00/unit, which approximates fair value. Amounts are generally invested in cash, actively managed common trust funds or interest bearing accounts.

(D)
Real estate funds, mainly related to the GB Scheme, are valued at the net asset value per share. For quoted funds, the calculation is based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date. For unquoted funds, this is calculated using the most recent partnership financial reports, adjusted, as appropriate, for any lag between the date of the financial reports and the measurement date (as of 31 December 2018, it is not probable that these investments will be sold at an amount other than net asset value).

(E)
Insurance contracts exactly match the amount and timing of certain benefits, therefore the fair value of these insurance policies is deemed to be the present value of the related obligations. The significant majority of these are reinsurance contracts relating to benefit arrangements in Germany.

Contributions
Contributions to pension plans totalled €56 million, €58 million and €78 million during the years ended 31 December 2018, 31 December 2017 and 31 December 2016, respectively. During 2016, in order to improve the funded status of the plan, the Group and the board of trustees of the GB Scheme agreed to additional future funding levels in the total amount of approximately £13 million for each year until 2024, subject to the triennial valuation. The Group expects to make contributions of €54 million for the full year ending 31 December 2019 in line with the agreed funding plan.
Other employee benefit liabilities
In Germany, the Group also has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time) employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €19 million and €21 million as at 31 December 2018 and 31 December 2017, respectively and is included within the current portion of employee benefit liabilities on the consolidated statement of financial position. The non-current portion of these liabilities totalled €53 million and €67 million as at 31 December 2018 and 31 December 2017 and is included within employee benefit liabilities on the consolidated statement of financial position.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	130

Defined contribution plans
The Group sponsors qualified defined contribution plans covering substantially all of our employees in Iceland, the Netherlands, Norway, Spain and certain employees in Great Britain. Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €27 million, €25 million and €24 million during the year ended 31 December 2018, 31 December 2017 and 31 December 2016, respectively.
Note 14
EQUITY
Share capital
As at 31 December 2018, the Company has issued and fully paid 474,920,066 ordinary shares with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of shares	Share Capital
	millions	€ million
As at 1 January 2016	227	3
Shares utilised for share-based payments prior to Merger	1	—
Cancellation of CCE shares	(228)	(3)
Issuance of CCEP shares in consideration for CCIP and CCEG	254	3
Group reconstruction transaction	228	2
Issuances of shares post-Merger	1	—
As at 31 December 2016	483	5
Issuance of shares	2	—
As at 31 December 2017	485	5
Issuance of shares	3	—
Cancellation of shares	(13)	—
As at 31 December 2018	475	5
Immediately prior to the Merger on 28 May 2016, there were 228,244,244 shares of US$0.01 par value of CCE shares issued and fully paid, which included net issuances of 908,456 related to share-based payment awards from 1 January 2016 through 27 May 2016. In connection with the Merger, all CCE shares were cancelled and replaced with shares of the Company. Additionally, the Company issued 166,128,987 shares to Olive Partners and 87,950,640 shares to European Refreshments (ER), Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG as consideration to acquire their bottling operations. Subsequent to the Merger, those of the 87,950,640 shares held by Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG were transferred to ER. Furthermore in 2016, the Group issued an additional 752,525 shares related to share-based payment awards post-Merger.
The share capital increased in 2017 from the issue of 1,510,032 shares following the exercise of share-based payment awards.
In connection with the share buyback programme that commenced in 2018, 12,429,600 shares were cancelled. Also in 2018, 2,763,238 shares were issued related to share-based payment awards.
As at 31 December 2018, 2017 and 2016, the number of shares issued and fully paid was 474,920,066, 484,586,428 and 483,076,396 respectively.
Share premium
Under the Companies Act 2006, the amount reflected in share premium for a group reconstruction is equal to the total consideration transferred in excess of nominal value for the accounting acquirer. As all shares of CCE were cancelled and replaced with shares in the Company, €7.6 billion was recorded to the share premium account representing the excess over nominal value of €0.01 for the 228,244,244 shares issued to CCE shareholders on 28 May 2016 based on the adjusted closing price of CCE shares of €33.33 at the time of the Merger. As CCE was deemed to be the accounting acquirer, its net assets remain at book value, therefore, the Group recorded a corresponding reduction to merger reserves for this amount. Furthermore, on 22 June 2016, the Company received approval from the UK High Court of Justice to convert €7.5 billion of its undistributable profits into distributable profits. This resulted in a reduction to the share premium account of €7.5 billion and a corresponding increase to retained earnings. The share premium account increased by cash received for the exercise of options after the Merger by €25 million for 31 December 2018, €13 million for 31 December 2017 and €9 million for 31 December 2016, respectively.
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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	131

Return of capital to CCE shareholders
The return of capital to CCE shareholders in connection with the Merger was in the form of a cash payment of €3.0 billion, with a corresponding reduction in retained earnings.
Treasury shares
As part of the Merger agreement, the 128,993,430 remaining shares held in treasury on the acquisition date, with a total cost of €3.3 billion, were cancelled in 2016.
Share buyback programme
On 12 September 2018, the Company announced a share buyback programme of up to €1.5 billion. The maximum number of shares authorised for repurchase at the Company’s 2018 Annual General Meeting was 48,507,819. The Company entered into agreements to purchase €500 million of its own shares as part of this share buyback programme through to 31 December 2018.
For the year ended 31 December 2018, 12,429,600 shares were repurchased by the Company and cancelled. The total cost of the repurchased shares of €502 million, including €2 million of directly attributable tax costs, was deducted from retained earnings. As a result of the cancellation, €0.1 million was transferred from share capital to a capital redemption reserve (disclosed within other reserves), representing the nominal value of the shares cancelled.
Other reserves
The following table outlines the balances in other reserves (net of tax) as at the dates presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Cash flow hedge reserve	(26)	(12)	(12)
Net investment hedge reserve	197	197	170
Foreign currency translation adjustment reserve	(723)	(688)	(577)
Total other reserves	(552)	(503)	(419)
Movements, including the tax effects, in these accounts through 31 December 2018 are included within the consolidated statement of comprehensive income.
Dividends
Dividends are recorded within the Group’s consolidated financial statements in the period in which they are paid.

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Quarter 1 dividend for 2018: €0.26 per share (2017: €0.17 per share, 2016: $0.30 per share)	126	82	61
Quarter 2 dividend for 2018: €0.26 per share (2017: two payments for €0.21 per share, 2016: $0.30 per share)	126	204	61
Quarter 3 dividend for 2018: €0.26 per share (2017: €0.21 per share, 2016: none)	127	102	—
Quarter 4 dividend for 2018: €0.28 per share (2017: €0.21 per share, 2016: €0.17 per share)	134	101	82
Total dividend on ordinary shares paid	513	489	204
Additionally, €2 million, €2 million and €1 million were accrued as dividends in relation to restricted stock units and performance share units in 2018, 2017 and 2016, respectively.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	132

Note 15
TOTAL OPERATING COSTS
The following table outlines the significant cost items by nature within operating costs for the years presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Cost of inventory recognised as an expense	4,901	5,021	4,194
Write-down of inventories (Note 6)	23	25	28
Employee costs(A)	1,768	1,719	1,411
Distribution costs	637	595	514
Depreciation of property, plant and equipment, excluding restructuring	446	426	321
Amortisation of intangible assets (Note 4)	51	47	39
Out of period mark-to-market effects on undesignated derivatives	8	(6)	(35)
Merger related costs	—	4	126
Restructuring charges, including accelerated depreciation(B)	274	235	286

	31 December 2018	31 December 2017	31 December 2016
(A) Employee Costs	€ million	€ million	€ million
Wages and salaries	1,360	1,317	1,059
Social security costs	290	290	234
Pension and other employee benefits	118	112	118
Total staff costs	1,768	1,719	1,411
Directors’ remuneration information is disclosed in the Directors’ Remuneration Report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2018	2017	2016
	No. in thousands	No. in thousands	No. in thousands
Commercial	7.7	7.7	6.1
Supply chain	13.1	13.5	10.8
Support functions	2.7	2.3	2.2
Total average staff employed	23.5	23.5	19.1
The average number of persons employed by the Group reflects only CCE employees from 1 January to 27 May 2016. From 28 May through to 31 December 2016, and for the full years 2017 and 2018, the average number reflects CCEP employees.

	31 December 2018	31 December 2017	31 December 2016
(B) Restructuring	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 20)	236	186	260
Amount of provision reversed unused (Note 20)	(23)	(22)	(6)
Accelerated depreciation and non-cash costs	22	33	24
Other cash costs(A)	39	38	8
Total	274	235	286

(A)	Other cash costs primarily relate to professional fees, which includes consultancy costs, legal fees, and other costs associated with restructuring.

Restructuring costs charged in arriving at operating profit for the years presented include restructuring costs arising under the following programmes and initiatives:
Supply chain site closure in Iberia
In 2016, as required by a Supreme Court ruling, CCIP created a new logistics centre (COIL) in Fuenlabrada, Spain and re-employed many of the workers who had been subject to a 2014 collective dismissal process at the same location. Following subsequent discussions with employee representatives, in November 2018 a COIL shutdown agreement was signed which effected the closure of the facility.  For the year ended 31 December 2018, the Group recorded a related restructuring expense of €112 million, primarily related to severance costs. No further expenses are expected to be recognised.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	133

Supply chain site closure in GB
In January 2018, as part of productivity initiatives in Great Britain, the Group announced proposals to close its manufacturing site in Milton Keynes and distribution centre in Northampton during the course of 2019. Through the year ended 31 December 2018, the Group recorded expense of €31 million, primarily related to severance costs and accelerated depreciation. Total costs of this programme are expected to be €40 million, and this programme will be substantially completed by 31 December 2019.
Commercial restructuring initiatives
In 2018, commercial restructuring initiatives were announced in Iberia relating to the route to market and in Germany relating to the full service vending business. Through the year ended 31 December 2018, the Group recorded expense of €15 million and €11 million in Iberia and Germany respectively, primarily related to severance costs. Total costs of these programmes are expected to be €38 million and €30 million and these programmes will be substantially completed by 31 December 2019 and 31 December 2020, respectively.
CCEP integration and synergy programme
In 2016, the Group announced several restructuring proposals to facilitate and enable the integration of CCE, CCIP and CCEG following the Merger. Restructuring activities include those related to supply chain improvements such as network optimisation, productivity initiatives, continued facility rationalisation in Germany and end to end supply chain organisational design. Restructuring plans also include transferring Germany transactional related activities to the Company’s shared service centre in Bulgaria and other central function initiatives. The Group also initiated the relocation of Atlanta based headquarters roles to Europe. In 2017, the Group announced additional restructuring proposals, including the optimisation of manufacturing, warehouse and labour productivity, cold drink operational practices and facilities, further facility rationalisation in Germany and supply chain organisational design improvements such as route to market. These proposals also include the transfer of additional activities to the Group’s shared service centre in Bulgaria and other central function initiatives. During the years ended 31 December 2018 and 31 December 2017, the Group recorded total expenses related to this programme of €50 million and €215 million, respectively. The programme was substantially completed during 2018 and total expenditure over the life of the programme was approximately €450 million.
Germany restructuring programme and Iberia inflight initiatives
At the time of the Merger, the Group assumed ongoing restructuring initiatives in both Germany and Iberia. In Germany, these initiatives principally related to improving the efficiency and effectiveness of the supply chain organisation. On 1 March 2016, CCEG announced its intent to close two production sites, six distribution sites and to phase out a refillable PET production line. In addition, CCEG announced its intent to restructure parts of its finance, human resources, marketing and sales departments. At the Merger date, there was approximately €228 million of restructuring provisions recorded in the opening balance sheet of Germany related to this and other programmes. Subsequent to the Merger, and through the years ended 31 December 2018 and 31 December 2017, the Group recorded additional expense of €3 million and €23 million primarily related to severance costs. This programme was substantially completed by 31 December 2017.
Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	31 December 2018	31 December 2017	31 December 2016
	€ thousand	€ thousand	€ thousand
Audit of parent company and consolidated financial statements(A)	2,401	2,383	4,932
Audit of the company’s subsidiaries	3,719	4,167	3,800
Total audit	6,120	6,550	8,732
Audit related assurance services(B)	976	1,187	1,512
Other assurance services	101	115	138
Total audit and audit-related assurance services	7,197	7,852	10,382
Taxation advisory services(C)	—	—	508
All other services(D)	1,180	90	3
Total non-audit or non-audit-related assurance services	1,180	90	511
Total audit and all other fees	8,377	7,942	10,893

(A)	Fees in respect of the audit of the accounts of CCEP plc (and its predecessor CCE, Inc.), including the Group's consolidated financial statements.

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

(D)	Represents fees for all other allowable services.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	134

Note 16
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
The following table summarises net finance costs for the years presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Interest income(A)	47	48	31
Interest expense on external debt(A)	(134)	(141)	(145)
Other finance costs(B)	(6)	(7)	(9)
Total finance costs	(140)	(148)	(154)
Total finance costs, net	(93)	(100)	(123)

(A)
Includes interest income and expense amounts, as applicable, on cross currency swaps used to hedge USD debt. Interest swap income amounts to €34 million, €36 million and €23 million for 2018, 2017 and 2016, respectively. Refer to Note 10 for further details.

(B)	Other finance costs principally include amortisation of the discount on external debt and interest expense on finance leases.

Note 17
RELATED PARTY TRANSACTIONS
For the purpose of these consolidated financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with TCCC
TCCC exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2018, 18.5% of the total outstanding shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10 year renewal. Additionally, two of the Group’s 17 Directors are nominated by TCCC.
The Group and TCCC engage in a variety of marketing programmes to promote the sale of TCCC products in territories in which the Group operates. The Group and TCCC operate under an incidence based concentrate pricing model and funding programme, the terms of which are tied to the terms of our bottling agreements.
TCCC makes discretionary marketing contributions under shared marketing agreements to CCEP’s operating subsidiaries. Amounts to be paid to the Group by TCCC under the programmes are generally determined annually and are periodically reassessed as the programmes progress. Under the bottling agreements, TCCC is under no obligation to participate in the programmes or continue past levels of funding in the future. The amounts paid and terms of similar programmes with other franchises may differ.
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
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Amounts affecting revenue(A)	59	61	44
Amounts affecting cost of sales(B)	(2,860)	(2,829)	(2,227)
Amounts affecting operating expenses(C)	(18)	(1)	1
Total net amount affecting the consolidated income statement	(2,819)	(2,769)	(2,182)
(A) Amounts principally relate to fountain syrup and packaged product sales.
(B) Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
(C) Amounts principally relate to certain costs associated with new product development initiatives.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	135

The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	31 December 2018	31 December 2017
	€ million	€ million
Amounts due from TCCC	101	71
Amounts payable to TCCC	166	162
Repayment of acquired loan
At the time of the Merger, the Group assumed a non-interest bearing loan with Atlantic Industries, a subsidiary of TCCC, for the amount of €73 million. This loan was fully repaid prior to 31 December 2016.
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. There have been no guarantees provided or received for any TCCC receivables or payables. Receivables from TCCC are considered to be recoverable and no expense was incurred as a result of outstanding receivables due from TCCC for the year ended 31 December 2018, 31 December 2017 and 31 December 2016.
Transactions with Cobega companies
Cobega S.A. (Cobega) exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As a result of the consummation of the Merger, Cobega, who previously owned 56% of CCIP, indirectly owned 19.5% of the total outstanding shares in the Group as at 31 December 2018 through its ownership interest in Olive Partners. Additionally, five of the Group’s 17 Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.
The principal transactions with Cobega are for the purchase of juice concentrate and mineral water. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Amounts affecting revenue(A)	3	3	5
Amounts affecting cost of sales(B)	(85)	(80)	(43)
Amounts affecting operating expenses(C)	(14)	(16)	(9)
Total net amount affecting the consolidated income statement	(96)	(93)	(47)
(A) Amounts principally relate to packaged product sales.
(B) Amounts principally relate to the purchase of concentrate, mineral water and packaging materials.
(C) Amounts principally relate to certain costs associated with maintenance and repair services and rent.

The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	31 December 2018	31 December 2017
	€ million	€ million
Amounts due from Cobega	6	4
Amounts payable to Cobega	25	16
There are no significant transactions with other related parties in the periods presented.
Transactions with key management personnel
Key management personnel are the members of the Board of Directors and the members of the Executive Leadership Team. The following table summarises the total remuneration paid or accrued during the reporting period related to key management personnel:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	23	18	20
Post-employment benefits	1	1	1
Share-based payments	9	8	20
Termination benefits	—	—	10
Total	33	27	51
(A) Short-term employee benefits includes wages, salaries and social security contributions, paid annual leave and paid sick leave, paid bonuses and non-monetary benefits (such as medical care and cars).

The Group did not have any loans with key management personnel and was not party to any other transactions with the key management personnel during the periods presented.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	136

Note 18
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
2018, 2017 and 2016 results
The following table summarises the major components of income tax expense for the periods presented.

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Current income tax:
Current income tax charge	315	294	242
Adjustment in respect of current income tax from prior periods	4	—	24
Total current tax	319	294	266
Deferred tax:
Relating to the origination and reversal of temporary differences	21	196	(56)
Adjustment in respect of deferred income tax from prior periods	(6)	(3)	3
Relating to changes in tax rates or the imposition of new taxes	(38)	(16)	(43)
Total deferred tax	(23)	177	(96)
Income tax charge per the income statement	296	471	170

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	137

The following table summarises the taxes on items recognised in other comprehensive income and directly within equity for the periods presented.

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Taxes charged (credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges	(3)	—	(2)
Deferred tax on net gain/loss on net investment hedges	(41)	(27)	(22)
Current tax on net gain/loss on net investment hedges	41	—	—
Deferred tax on net gain/loss on pension plan remeasurements	—	18	(14)
Total taxes charged (credited) to OCI	(3)	(9)	(38)
Taxes charged (credited) to equity:
Deferred tax charge (credit): share based compensation	12	(12)	(5)
Current tax charge (credit): share based compensation	(5)	(2)	—
Total taxes charged (credited) to equity	7	(14)	(5)
The effective tax rate was 24.6%, 40.6% and 23.6% for the years ended 31 December 2018, 31 December 2017 and 31 December 2016, respectively. The parent company of the Group is a UK company. Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	31 December 2018	31 December 2017	31 December 2016
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	1,205	1,159	719

Tax expense at the UK statutory rate	229	223	144
Taxation of foreign operations, net (A)	81	86	(11)
Non-deductible expense items for tax purposes(B)	30	7	13
Non-deductible transaction costs	—	—	10
Rate and law change benefit, net (C)(D)(E)(F)(G)(H)(I)	(38)	(16)	(43)
Deferred taxes not recognised(J)	(4)	174	30
Adjustment in respect of prior periods(K)	(2)	(3)	27
Total provision for income taxes	296	471	170

(A)
This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 19% (2017: 19.25% , 2016: 20%), with the benefit of some income being fully or partially exempt from income taxes due to various operating and financing activities. In 2017, the amount also includes a net €125 million charge related to the deemed repatriation of profits to the US under the Tax Cuts and Jobs Act of 2017 (the US Tax Act).

(B)	In 2018, includes a €24 million charge from a change in tax basis in the year as a result of the simplification of our debt and capital structure following the US Tax Act.

(C)
In 2018, the Basque territory enacted a law change which reduced the rate of tax from 28% in prior years, to 26% in 2018 and 24% from 2019. Additionally the rules relating to the use of tax credits changed. The Group recognised a deferred tax benefit of €23 million to reflect the impact of this change.

(D)
In December 2018, the Netherlands enacted an incremental corporate income tax rate reduction from 25%, ultimately reaching 20.5%, effective 1 January 2021. As a result, the Group recognised a deferred tax benefit of €9 million to reflect the impact of this change.

(E)
In June 2018, Sweden enacted an incremental corporate income tax rate reduction from 22%, ultimately reaching 20.6%, effective 1 January 2021. As a result, the Group recognised a deferred tax benefit of €5 million to reflect the impact of this change.

(F) In December 2017, the US enacted a corporate income tax rate reduction from 35% to 21% effective 1 January 2018. In 2017, the Group recognised a deferred tax expense of €16 million to reflect the impact of this change.

(G)
During the second half of 2016, France enacted a corporate income tax rate reduction from 33.33% to 28% effective for tax years beginning on or after 1 January 2018. As a result, the Group recognised a deferred tax benefit of €28 million during the second half of 2016 to reflect the impact of this change. In December 2017, France enacted a further incremental corporate income tax rate reduction, ultimately reaching 25% effective 1 January 2022. In 2017, the Group recognised a deferred tax benefit of €11 million to reflect the impact of this change.

(H)
In December 2017, Belgium enacted an incremental corporate income tax rate reduction from 34%, ultimately reaching 25%, effective 1 January 2020. As a result, the Group recognised a deferred tax benefit of €20 million to reflect the impact of this change.

(I)
During the second half of 2016, the UK enacted a corporate income tax rate reduction of 1% effective 1 April 2020. As a result, the Group recognised a deferred tax benefit of €14 million during the second half of 2016 to reflect the impact of this change.

(J) In 2017, deferred taxes not recognised include a €178 million charge related to the reduction of foreign tax credits as a result of the US Tax Act.

(K)	In 2018, the adjustment in respect of prior periods includes a charge of €11 million to true up the estimated impact of changes to the US tax system enacted under the US Tax Act.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	138

Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the period presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
31 December 2016	1,980	318	80	(72)	(124)	(258)	50	1,974
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	2	(21)	(12)	45	20	165	(6)	193
Effect of tax rate changes on income statement	(33)	(13)	3	8	14	—	5	(16)
Amounts charged/(credited) directly to OCI (excluding effect of tax rate changes)	—	—	—	—	17	—	—	17
Effect of tax rate changes on OCI	—	—	(27)	—	1	—	—	(26)
Amount charged/(credited) to equity (excluding effect of tax rate changes)	—	—	—	—	(20)	—	—	(20)
Effect of tax rate changes on equity	—	—	—	—	8	—	—	8
Acquired through business combinations	63	(45)	—	—	(2)	46	(7)	55
Balance sheet reclassifications	(2)	2	—	—	—	—	—	—
Effect of movements in foreign exchange	(13)	(4)	(13)	5	3	19	(1)	(4)
As at 31 December 2017	1,997	237	31	(14)	(83)	(28)	41	2,181
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(3)	(23)	28	10	(9)	11	1	15
Effect of tax rate changes on income statement	(40)	(1)	—	—	—	4	(1)	(38)
Amounts charged/(credited) directly to OCI	—	—	(44)	—	—	—	—	(44)
Amount charged/(credited) to equity	—	—	—	—	11	1	—	12
Effect of movements in foreign exchange	(5)	(1)	—	—	—	—	—	(6)
As at 31 December 2018	1,949	212	15	(4)	(81)	(12)	41	2,120
The total net deferred tax liability of €2,120 million at 31 December 2018 is presented in the consolidated statement of financial position as deferred tax assets of €37 million and deferred tax liabilities of €2,157 million. Other net deferred tax liabilities as at 31 December 2018 include a €44 million liability arising on assets capitalised under IFRS but expensed for tax, and a €22 million liability related to purchase accounting on earlier transactions in an acquired entity.
Unrecognised tax items
The utilisation of tax losses and temporary differences carried forward, for which no deferred tax asset is currently recognised, is subject to the resolution of tax authority enquiries and the achievement of positive income in periods which are beyond the Group’s current business plan, and therefore this utilisation is uncertain. In respect of unused tax losses and other attributes carried forward, deferred tax assets of €544 million, €569 million and €356 million have not been recognised as at 31 December 2018, 31 December 2017 and 31 December 2016, respectively. As at 31 December 2018, the net recognised tax losses carried forward totalled €4 million. Of these, €3 million expire between 2026 and 2028. As at 31 December 2018, the Group recognised tax credits carried forward totalled €12 million, which expire between 2043 and 2048.
As at 31 December 2018, there are no taxable temporary differences associated with investments in subsidiaries.
Tax provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk, the carrying amount of which as at 31 December 2018 is included within other non-current liabilities on the consolidated statement of financial position.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments, and is vigorously defending its position against these assessments.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	139

US Tax Cuts and Jobs Act
The US Tax Cuts and Jobs Act was enacted on 22 December 2017 and represented a significant change to the US tax code. Whilst the Group is a UK listed and tax resident entity, it has a number of subsidiaries outside the UK including a US incorporated holding company that is wholly owned by Coca-Cola European Partners plc. Based on the applicable provisions of the US Tax Act, the Group recorded a non-recurring provisional book tax expense totalling €320 million during the fourth quarter of 2017. In 2018, the Group finalised its calculation of the impact of the enactment and recorded a further €11 million of non-recurring book tax expense. Further regulations clarifying the continuing impact of the new regime on the Group were issued in late December 2018 and have yet to be finalised by the US government which could ultimately have an impact on the consolidated financial statements. The total expense of €331 million is comprised of the following items:

•
A deemed repatriation book tax charge of €156 million, net of foreign tax credits. As part of the transition from a worldwide taxation to a territorial taxation system, the US Tax Act imposed a one-off transition tax on unrepatriated earnings of US entities with investments in foreign entities. For the Group, this impact represented a book tax expense and will not result in additional cash taxes.

•
A €167 million reduction in deferred tax assets recognised due to the repeal of the foreign tax credit system. The Group has determined that its foreign tax credits brought forward will not be fully utilised going forward and as such has reduced its deferred tax assets accordingly.

•
An €8 million net reduction in deferred tax liabilities as a result of the reduction in the US corporate income tax rate from 35% to 21% with effect from 1 January 2018. Based on the backward tracing requirements of IAS 12, the Group recognised a deferred tax benefit of €27 million in other comprehensive income, an €11 million unfavourable adjustment to equity, and a deferred tax book expense of €8 million.

Note 19
SHARE-BASED PAYMENT PLANS
The Group has established share-based payment plans that provide for the granting of share options and restricted stock units, some with performance and/or market conditions, to certain executive and management level employees. These awards are designed to align the interests of its employees with the interests of its shareholders.
The Group recognises compensation expense equal to the grant date fair value for all share-based payment awards that are expected to vest. Expense is generally recorded on a straight line basis over the requisite service period for each separately vesting portion of the award.
During the years ended 31 December 2018, 31 December 2017 and 31 December 2016, compensation expense related to our share-based payment plans totalled €17 million, €14 million and €42 million, respectively.
Share options
Share options (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant (2) generally vest in three annual tranches over a period of 36 months and (3) expire 10 years from the date of grant. Generally, when options are exercised, new shares will be issued rather than issuing treasury shares, if available. At the time of the Merger, 7,462,690 options to purchase CCE shares were converted to 9,900,496 options to purchase Company shares. The number of options, exercise price and grant date fair value were converted to ensure no change in the option holders’ intrinsic values or total cost to exercise. There were no changes made to any option’s vesting schedule and no additional compensation expense was recognised as a result of this conversion. No options were granted during the year ended 31 December 2018, 31 December 2017 and 31 December 2016. All options outstanding as at 31 December 2018, 31 December 2017 and 31 December 2016 were valued and had exercise prices in US dollars.
The following table summarises our share option activity for the periods presented:

	2018		2017		2016
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	8,579	23.58	9,435	23.03	8,136	29.17
Granted	—	—	—	—	—	—
Exercised	(2,037)	14.16	(842)	17.48	(1,347)	14.61
Forfeited, expired or cancelled	—	—	(14)	24.61	(12)	32.22
Adjustment for option conversion	n/a	n/a	n/a	n/a	2,658	37.05
Outstanding at end of year	6,542	26.51	8,579	23.58	9,435	23.03
Options exercisable at end of year	6,542	26.51	8,417	23.28	8,701	21.77
The weighted average share prices during the years ended 31 December 2018, 31 December 2017 and 31 December 2016 were         US$41.91, US$39.24 and US$42.12, respectively.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	140

The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2018		2017		2016
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
5.00 to 15.00	713	0.84	1,987	1.37	2,532	2.09
15.01 to 25.00	2,459	2.94	2,882	3.98	3,060	5.01
25.01 to 40.00	3,370	5.84	3,710	6.85	3,843	7.83
	6,542	4.21	8,579	4.62	9,435	5.37
Restricted Stock Units (RSUs) and Performance Share Units (PSUs)
RSU awards entitle the participant to accrue dividends, which are paid in cash only if the RSUs vest. They do not give voting rights. Upon vesting, the participant is granted one share for each RSU. They generally vest subject to continued employment for a period of at least 36 months. Unvested RSUs are restricted as to disposition and subject to forfeiture.
There were 0.3 million, 0.4 million and 0.4 million unvested RSUs outstanding with a weighted average grant date fair value of US$39.51, US$44.05 and US$45.76 as at 31 December 2018, 31 December 2017 and 31 December 2016, respectively.
PSU awards entitle the participant to the same benefits as RSUs. They vest subject to continued employment for a period of at least 36 months and the attainment of certain market conditions and/or performance targets. There were 1.2 million, 1.3 million and 1.4 million of unvested PSUs with weighted average grant date fair values of US$42.66, US$44.19 and US$45.81 outstanding as at 31 December 2018, 31 December 2017 and 31 December 2016, respectively.
The PSUs granted in 2014 were subject to a market condition that adjusted the number of PSUs otherwise earned based on the following year’s EPS results. Specifically, the percentage of the target PSUs earned based on EPS growth was adjusted upward based on Total Shareholder Return (TSR) performance, as compared to the TSR of the companies in the S&P 500 over the performance period. The 2014 performance share units were paid out during 2018 at 175% of the target award.
The 2015 PSUs contained only performance and service conditions and will pay out at 100% of the target award in 2019. In 2016, there was no award of PSUs.
The 2017 and 2018 PSUs vest after three years and are subject to two equally weighted performance conditions: compound annual growth rate of earnings per share, and return on invested capital (ROIC), both measured over a three year period.
Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted Stock Units	2018	2017
Grant date fair value - service conditions (US$)	41.62	38.95
Grant date fair value - service and performance conditions (US$)	41.76	37.78
Conversions of share-based payments
Upon completion of the Merger, each unvested restricted stock unit of CCE shares was converted into a cash payment of US$14.50 and one restricted stock unit of Company shares. The cash payment and restricted stock unit both vest concurrently and under the same schedule as the original CCE restricted stock unit. These awards do not contain a net settlement feature for employee taxes; therefore, the liability of €21 million for tax withholdings on unvested restricted stock units as at the Merger was reclassified into equity. Further, the Group determined that the total fair value of the cash payment and the new restricted stock unit immediately after the Merger equalled the fair value of the original restricted stock unit immediately prior to the Merger; thus no incremental expense was recognised. As at 31 December 2016, the total accrued portion of the cash payment reclassified from equity and included within accrued compensation was €16 million. Additionally, CCE had a pre-existing deferred share-based payment plan that was terminated in connection with the Merger. This resulted in the plan being converted and reclassified from an equity-settled plan to a cash-settled plan and shortly after the Merger approximately €27 million was distributed to the plan participants.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	141

Note 20
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
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2016	289	12	9	310
Charged/(credited) to profit or loss:
Additional provisions recognised	186	1	9	196
Unused amounts reversed	(22)	—	(3)	(25)
Utilised during the period	(238)	(1)	(2)	(241)
Translation	1	1	—	2
As at 31 December 2017	216	13	13	242
Charged/(credited) to profit or loss:
Additional provisions recognised	236	4	2	242
Unused amounts reversed	(23)	—	—	(23)
Utilised during the period	(206)	(1)	(2)	(209)
As at 31 December 2018	223	16	13	252
Non-current	99	16	4	119
Current	124	—	9	133
As at 31 December 2018	223	16	13	252

(A)	Other provisions primarily relate to property tax assessment provisions and legal reserves and are not considered material to these financial statements.

Restructuring provision
Restructuring provisions are recognised only when the Group has a constructive obligation, which is when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline and the employees affected have been notified of the plan’s main features. These provisions are expected to be resolved by the time the related programme is substantively complete.
Refer to Note 15 for further details regarding our restructuring programmes, including expected completion date, total costs incurred and expected costs to be incurred.
Decommissioning provisions
Decommissioning liabilities relate to contractual or legal obligations to pay for asset retirement costs. The liabilities represent both the reinstatement obligations when the Group is contractually obligated to pay for the cost of retiring leased buildings and the costs for collection, treatment, reuse, recovery and environmentally sound disposal of cold drink equipment. Specific to cold drink equipment obligations, the Group is subject to, and operates in accordance with, the EU Directive on Waste Electrical and Electronic Equipment (WEEE). Under the WEEE, companies that put electrical and electronic equipment (such as cold drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery and disposal of their own products. Where applicable, the WEEE provision estimate is calculated utilising assumptions including disposal cost per unit, average equipment age and the inflation rate, to determine the appropriate accrual amount.
The period over which the decommissioning liabilities on leased buildings and cold drink equipment will be settled ranges from 1 to 10 years and 3 to 13 years, respectively.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	142

Contingencies
Legal proceedings and tax matters
The Group is involved in various legal proceedings and tax matters and is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of loss for such contingencies is assessed and accrued as a liability and/or disclosed, as appropriate.
Guarantees
In connection with ongoing litigation in certain territories, guarantees of approximately €295 million have been issued to the authorities. The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation. In addition, we have approximately €80 million of guarantees issued to third parties through the normal course of business. The guarantees have various terms, and the amounts represents the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.
Commitments
Commitments beyond 31 December 2018 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.7 billion as at 31 December 2018. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €148 million as at 31 December 2018. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.
Operating lease commitments
The Group leases land, office and warehouse space, computer hardware, machinery and equipment and vehicles under non-cancellable operating lease agreements expiring at various dates through to 2028. Some lease agreements contain standard renewal provisions that allow for renewal at rates equivalent to fair market value at the end of the lease term. Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Under lease agreements that contain rent holidays, rent expense is recorded on a straight-line basis over the entire lease term, including the period covered by the rent holiday.
Rent expense under non-cancellable operating lease agreements totalled €119 million, €120 million and €92 million during the years ended 31 December 2018, 31 December 2017 and 31 December 2016, respectively.
The following table summarises the future maturity of the Group’s operating lease obligations as at the dates presented:

	31 December 2018	31 December 2017
Operating lease maturities	€ million	€ million
Within one year	94	90
After one year but not more than five years	169	163
More than five years	37	37
Total minimum lease payments	300	290

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	143

Note 21
OTHER ASSETS
The following table summarises the Group’s other current assets as at the dates presented:

	31 December 2018	31 December 2017
Other current assets	€ million	€ million
Prepayments	47	45
VAT receivables	17	273
Miscellaneous receivables	114	124
Assets held for sale	15	10
Total other current assets	193	452

The following table summarises the Group’s other non-current assets as at the dates presented:

	31 December 2018	31 December 2017
Other non-current assets	€ million	€ million
VAT receivables	318	—
Retirement benefit surplus	21	24
Other	57	57
Total other non-current assets	396	81
VAT receivables
As at 31 December 2018 and 31 December 2017, the Group had a value added tax (VAT) receivable recorded of €318 million and €235 million respectively, relating to a dispute that began in 2014 between the Spanish Tax Authorities and the Regional Tax Authorities of Bizkaia (Basque Region) as to the responsibility for refunding the VAT to CCEP.
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
Under the laws of the European Union, there must be neutrality of treatment between a supplier and the recipient of a transaction, i.e. provided VAT has been correctly charged and paid, and the recipient is entitled to deduct the input VAT, the excess VAT must be refunded. As such, we believe it is a certainty that the amount due plus interest will be refunded to CCEP once the Arbitration Board rules. However, in light of the continued delay in the resolution of the matter, the VAT receivable has been reclassified to other non-current assets as at 31 December 2018.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	144

Note 22
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
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings. To manage interest rate risk, the Group maintains a significant proportion of its borrowings at fixed rates. Approximately 87% and 77% of the Group’s interest bearing borrowings was comprised of fixed rate borrowings at 31 December 2018 and 31 December 2017, respectively. The Group has not entered into any interest rate swap agreements or other such instruments to hedge its interest rate risk during the periods presented.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended 31 December 2018, 31 December 2017 and 31 December 2016, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €6 million, €12 million and €15 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt. This estimate does not include the effects of other actions to mitigate this risk or changes in the Group’s financial structure.
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
The Group is also exposed to the risk of changes in currency exchange rates between US dollar and euro relating to its US denominated borrowings. The following table demonstrates the sensitivity of the Group’s profit before income taxes and pre-tax equity as a result of changes in the value of outstanding debt instruments due to reasonable movements in the US dollar against the euro, with all other variables held constant. Movements in foreign currencies related to the Group’s other financial instruments do not have a material impact on profit before income taxes or pre-tax equity.

	Change in currency rate	€ strengthens against US$	€ weakens against US$
Effect on profit before tax and pre-tax equity	%	€ million	€ million
Year ended 31 December 2018	10	85	(93)
Year ended 31 December 2017	10	81	(89)
Year ended 31 December 2016	10	92	(101)
Commodity price risk
The competitive marketplace in which the Group operates may limit its ability to recover increased costs through higher prices. As such, the Group is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminium, PET (plastic), steel, sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Group to establish the purchase price for certain commodities. Certain suppliers restrict the Group’s ability to hedge prices through supplier agreements. As a result, commodity hedging programmes are entered into and generally designated as hedging instruments. Refer to Note 10 Hedging Activities for more information. Typically, up to 80% of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties. The Group estimates that a 10% change in the market price of these commodities over the current market prices would affect operating profit during the next 12 months by approximately €37 million. This does not take into account the effects of derivative instruments used to manage exposure to this risk or pricing agreements in place.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	145

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
Credit is extended in the form of payment terms for trade to customers of the Group, consisting of retailers, wholesalers and other customers, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted. Trade accounts receivable are carried at net realisable value. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Exposure to losses on receivables is monitored, and allowances for potential losses or adjustments are maintained. Allowances are determined by: (1) evaluating the aging of receivables; (2) analysing the history of adjustments; and (3) reviewing high risk customers. Past due receivable balances are written off when the Group’s efforts have been unsuccessful in collecting the amount due. Credit insurance on a portion of the accounts receivable balance is also carried.
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
The Group has amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of 10 banks. This credit facility matures in 2023 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2018, the Group had no amounts drawn under this credit facility.
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

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2018
Trade accounts payable	2,327	2,327	—	—	—
Amounts payable to related parties	191	191	—	—	—
Borrowings	5,626	491	1,584	1,057	2,494
Derivatives	71	20	51	—	—
Total financial liabilities	8,215	3,029	1,635	1,057	2,494
31 December 2017
Trade accounts payable	2,282	2,282	—	—	—
Amounts payable to related parties	178	178	—	—	—
Borrowings	5,792	274	1,320	1,722	2,476
Derivatives	94	1	93	—	—
Total financial liabilities	8,346	2,735	1,413	1,722	2,476

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	146

Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and appropriate capital ratios are maintained in order to support the Group’s business and maximise shareholder value. The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Standard & Poor’s (S&P), are A3 and BBB+, respectively. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
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
Refer to Note 9 for the presentation of fair values for each class of financial assets and financial liabilities and Note 10 for an outline of how the Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations.
Refer to the Strategic Report included within this Integrated Report for disclosure of strategic, commercial and operational risk relevant to the Group.
Note 23
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
IFRS 16, “Leases” (IFRS 16)
In January 2016, the IASB issued IFRS 16, “Leases”. The new standard supersedes IAS 17 and is effective for annual periods beginning on or after 1 January 2019. The objective of IFRS 16 is to ensure a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 and related interpretations. Accordingly, a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently.
The lease liability will be initially measured at the present value of lease payments, discounted using the Group’s incremental borrowing rate. The lease term comprises the non-cancellable period of the contract, together with periods covered by an option to extend the lease whenever the Group is reasonably certain to exercise that option. Subsequently, the lease liability will be measured by increasing the carrying amount to reflect interest on the lease liability and reducing it by lease payments made.
Right of use assets will be initially measured at cost, comprising the initial measurement of the lease liability, plus any direct costs and an estimate of asset retirement obligations, less lease incentives. Subsequently, right of use assets will be measured at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation will be calculated on a straight line basis over the length of the lease.
The Group intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption. Right of use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).
On 1 January 2019, the Group expects to recognise between €300 million to €350 million of right of use assets and a corresponding debt liability.
The Group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the consolidated financial statements.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	147

IFRIC Interpretation 23, “Uncertainty over Income Tax Treatment” (IFRIC 23)
IFRIC 23 addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include interest and penalties associated with uncertain tax treatments. It addresses the following: whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how changes in facts and circumstances are considered.
An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019.
We do not expect IFRIC 23 to have a material impact on the consolidated financial statements.
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement” (IAS 19)
The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•
Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

•
Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognised in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognised in other comprehensive income.
The amendments apply to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019, with early application permitted. These amendments will apply only to any future plan amendments, curtailments, or settlements of the Group.
Annual Improvements 2015-2017 Cycle (issued in December 2017)
These improvements applicable to the Group include:
IAS 12, “Income Taxes”
The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.
An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. Since the Group’s current practice is in line with these amendments, the Group does not expect any effect on its consolidated financial statements.
IAS 23, “Borrowing Costs”
The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.
An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. Since the Group’s current practice is in line with these amendments, the Group does not expect any effect on its consolidated financial statements.
There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	148

Note 24
GROUP COMPANIES
In accordance with section 409 of the Companies Act 2006, a full list of the Company’s subsidiaries, partnerships, associates, joint ventures and joint arrangements as at 31 December 2018 is disclosed below, along with, the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by Coca-Cola European Partners plc.

Name	Country of incorporation	% equity interest	Registered address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria (Burgos)
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Monasterio de las huelgas, 7, Pol.ind.Alcalde Caballero, 50014 (Zaragoza)
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km. 3- 35250, ingenio (Gran Canaria)
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Monasterio de las huelgas, 7, Pol.ind.Alcalde Caballero, 50014 (Zaragoza)
Amalgamated Beverages Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
BBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda.Alcalde Alfonso Molina, s/n- 15007 (A Coruña)
Beganet, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 – 08950 (Esplugues de Llobregat)
BH Holdings Lux Commandite SCS	Luxembourg	100%(B)	2, Rue des Joncs, L-1818, Howald
BH Holdings Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
BH Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
BH SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105, (Reykjavík)
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Watermanweg 30, 3067 GG (Rotterdam)
Bottling Holdings Europe Limited	United Kingdom	100%(D)(E)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holding France SAS	France	100%	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245 (Berlin)
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%	Sandkruger, Straße 234, 26133 (Oldenburg)
CC Iberian Partners Gestion S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstraße 20 06126 Halle (Saale)
CCEP Group Services Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, 1470 (Lørenskog)
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87 (Haninge)
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Classic Brand (Europe) Designated Activity Company	Ireland	100%	4th Floor, 25-28 Adelaide Road, D02 RY98 (Dublin 2)
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 – 08950 (Esplugues de Llobregat)
Coca-Cola European Partners Belgium SPRL	Belgium	100%	Chaussée de Mons 1424, 1070 (Brussels)
Coca-Cola European Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245 (Berlin)
Coca-Cola European Partners France SAS	France	100%(G)	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
Coca-Cola European Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings US, Inc.	United States	100%(A)(D)	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola European Partners Iberia, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Coca-Cola European Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110 (Reykjavik)
Coca-Cola European Partners Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Coca-Cola European Partners Nederland B.V.	Netherlands	100%	Watermanweg 30, 3067 GG (Rotterdam)
Coca-Cola European Partners Norge AS	Norway	100%	Robsrudskogen 5, 1470 (Lørenskog)
Coca-Cola European Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Portugal Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas, 2929- 509, Azeitão (Setúbal)

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	149

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola European Partners Services Bulgaria EOOD	Bulgaria	100%	48, Sitnyakovo Blvd, Serdika Center, Office Building, floor 5, 1505 (Sofia)
Coca-Cola European Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Services SPRL	Belgium	100%(C)	Chaussée de Mons 1424, 1070 (Brussels)
Coca-Cola European Partners Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87 (Haninge)
Coca-Cola European Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola European Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola Immobilier SCI	France	100%(G)	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
Coca-Cola Production SAS	France	100%	Zone d’entreprises de Bergues, Commune de Socx, 59380 (Bergues)
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18- 3ª (Granda) Siero - 33006 (Oviedo)
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet, 36, 46930 (Quart de Poblet)
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Conversia IT, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford, 25, Manzana 19, Complejo Pq. Ind. Juan Carlos I , 46220 Picassent (Valencia)
GBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
GBH Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
GH Luxembourg SCS	Luxembourg	100%(B)	2, Rue des Joncs, L-1818, Howald
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Herdt Verwaltungsgesellschaft mit beschränkter Haftung i.L	Germany	100%	Karl-Herdt-Weg 100, 63075 (Offenbach)
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche – 21200 (Dijon)
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Bedienden-Arbeiders OFP	Belgium	100%	Bergensesteenweg 1424 – 1070 (Brussels)
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Kaderleden OFP	Belgium	100%	Bergensesteenweg 1424 – 1070 (Brussels)
Iparbal, 99 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
IPARSOFT, 2004 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Kollex GmbH	Germany	33.3%	Torstraße 155, 10115 (Berlin)
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnológico de Leganes- 28919 (Leganes)
Peña Umbria, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet,36 – 46930 (Quart de Poblet)
Refecon Águas S.A.	Portugal	100%	Quinta da Salmoura - Cabanas-2929- 509 Azeitão (Setúbal)
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309 La Rinconada (Sevilla)
Refrige Sgps, S.A.	Portugal	100%	Quinta da Salmoura- Cabanas, 2929-509 (Azeitão)
Roalba, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Solares y Edificios Norteños, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Svenska Brettbolaget AB	Sweden	19.6%	Greg Turegatan 9, 114 46, (Stockholm)
WB Investment Ireland 2 Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
WB Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
WBH Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
WIH UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Wir sind Coca-Cola Gesellschaft mit beschränkter Haftung	Germany	100%	Stralauer Allee 4, 10245 (Berlin)

(A)	100% equity interest directly held by CCEP plc

(B)	Class A and B ordinary shares

(C)	Class A, B and C ordinary shares

(D)	Including preference shares issued to the Group

(E)	38.3% equity interest directly held by CCEP plc (100% of A ordinary shares in issue)

(F)	10% equity interest directly held by CCEP

(G)	Group shareholding of 99.99% or greater

(H)	Class A and B shares. The Group holds 49% of Class B shares

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	150

COCA-COLA EUROPEAN PARTNERS PLC
COMPANY FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL POSITION

		31 December 2018	31 December 2017
	Note	€ thousand	€ thousand
ASSETS
Non-current
Investments	3	21,849,050	21,834,017
Amounts owed by affiliates	6	350,000	350,000
Deferred tax asset	5	4,409	4,456
Other non-current assets		4,064	—
Fixed assets		209	112
Total non-current assets		22,207,732	22,188,585
Current:
Amounts owed by affiliates	6	68,383	561,339
Current derivative assets	4	5,505	4,995
Prepayments		724	382
Trade and other receivables		483	123
Cash		167	132
Total current assets		75,262	566,971
Total assets		22,282,994	22,755,556
LIABILITIES
Non-current:
Borrowings, less current portion	8	4,696,120	2,030,098
Amounts owed to affiliates	7	222,833	2,850,514
Non-current derivative liabilities	4	49,645	214,558
Deferred tax liability	5	1,146	—
Total non-current liabilities		4,969,744	5,095,170
Current:
Amounts owed to affiliates	7	195,453	445,705
Current portion of borrowings	8	470,000	249,915
Trade and other payables		83,076	57,070
Provisions		1,418	2,336
Total current liabilities		749,947	755,026
Total liabilities		5,719,691	5,850,196
EQUITY
Share capital	9	4,749	4,846
Capital redemption reserve	9	124	—
Share premium	9	151,356	126,742
Merger reserves	9	8,465,979	8,465,979
Retained earnings	9	7,941,095	8,307,793
Total equity		16,563,303	16,905,360
Total equity and liabilities		22,282,994	22,755,556
The financial statements were approved by the Directors and authorised for issue on 14 March 2019. They were signed on its behalf by:
Damian Gammell
Chief Executive Officer
14 March 2019

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	151

STATEMENT OF CHANGES IN EQUITY

	Share capital	Capital redemption reserve	Share premium	Merger reserves	Retained earnings	Total
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand
Balance as at 31 December 2016	4,831	—	113,239	8,465,979	7,989,409	16,573,458
Issue of shares during the year	15	—	13,503	—	—	13,518
Equity-settled share-based payment expense	—	—	—	—	11,781	11,781
Total comprehensive income for the period	—	—	—	—	796,227	796,227
Dividends	—	—	—	—	(489,624)	(489,624)
Balance as at 31 December 2017	4,846	—	126,742	8,465,979	8,307,793	16,905,360
Issue of shares during the year	27	—	24,614	—	—	24,641
Equity-settled share-based payment reserves	—	—	—	—	16,158	16,158
Own shares purchased under share buyback programme	(124)	124	—	—	(502,474)	(502,474)
Total comprehensive income for the period	—	—	—	—	633,366	633,366
Dividends*	—	—	—	—	(513,748)	(513,748)
Balance as at 31 December 2018	4,749	124	151,356	8,465,979	7,941,095	16,563,303
* Refer to Note 14 of the consolidated financial statements for details on dividends per share.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	152

NOTES TO THE COMPANY FINANCIAL STATEMENTS
Note 1
AUTHORISATION OF FINANCIAL STATEMENTS AND STATEMENT OF COMPLIANCE WITH FRS 101
The financial statements of Coca-Cola European Partners plc (the Company, CCEP) for the period from 1 January 2018 until 31 December 2018 were authorised for issue by the Board of Directors on 14 March 2019 and the financial statements were signed on the Board’s behalf by Damian Gammell, Chief Executive Officer. Coca-Cola European Partners plc is incorporated and domiciled in England and Wales. CCEP was incorporated as a public company limited by shares under the laws of England and Wales with the registered number in England of 09717350. The address of the Company’s registered office is Coca-Cola European Partners plc, Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom. Refer to the consolidated accounts for a full list of subsidiaries.
These financial statements were prepared in accordance with Financial Reporting Standard 101, “Reduced Disclosure Framework” (FRS 101) and in accordance with applicable accounting standards. No income statement is presented by the Company as permitted by section 408 of the Companies Act 2006. The profit for the year is €633,366 thousand.
The Company’s financial statements are presented in euros and all values are rounded to the nearest thousand (€000) except where otherwise indicated.
The principal accounting policies adopted by the Company are set out in Note 2.
Note 2
ACCOUNTING POLICIES
Basis of preparation
The accounting policies that follow set out those policies applied in preparing the financial statements for the period ended 31 December 2018. The Company has taken advantage of the following disclosure exemptions under FRS 101:

(a)	The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2, "Share-based Payment"

(b)	The requirements of IFRS 7, “Financial Instruments: Disclosures”

(c)	The requirements of paragraphs 91-99 of IFRS 13, “Fair Value Measurement”

(i)	the requirements of the second sentence of paragraph 110 and paragraphs 113(a), 114, 115, 118, 119(a) to (c), 120 to 127 and 129 of IFRS 15, “Revenue from Contracts with Customers”

(ii)	the requirements of paragraph 52, the second sentence of paragraph 89, and paragraphs 90, 91 and 93 of IFRS 16, “Leases”

(d)	The requirements of paragraph 58 of IFRS 16, “Leases”

(e)	The requirement in paragraph 38 of IAS 1, “Presentation of Financial Statements” to present comparative information in respect of:

(i)	paragraph 79(a)(iv) of IAS 1

(ii)	paragraph 73(e) of IAS 16, “Property, Plant and Equipment”

(iii)	paragraph 118(e) of IAS 38, “Intangible Assets”

(iv)	paragraphs 76 and 79(d) of IAS 40, “Investment Property”

(f)	The requirements of paragraphs 10(d), 10(f), 39(c) and 134-136 of IAS 1

(g)	The requirements of IAS 7, “Statement of Cash Flows”

(h)	The requirements of paragraphs 30 and 31 of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”

(i)	The requirements of paragraph 17 of IAS 24, “Related Party Disclosures”

(j)
The requirements in IAS 24 to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member

(k)	The requirements of paragraphs 134(d)-134(f) and 135(c)-135(e) of IAS 36, “Impairment of Assets”
Significant accounting policies
a) Foreign currency translation
The Company’s financial statements are presented in euros, which is also the Company’s functional currency.
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

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	153

b) IFRS 16, “Leases”
In January 2016, the IASB issued IFRS 16, “Leases”. The new standard supersedes IAS 17 and is effective for annual periods beginning on or after 1 January 2019. The objective of IFRS 16 is to ensure a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 and related interpretations. Accordingly, a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently.
The lease liability will be initially measured at the present value of lease payments, discounted using incremental borrowing rate. The lease term comprises the non-cancellable period of the contract, together with periods covered by an option to extend the lease whenever the Company is reasonably certain to exercise that option. Subsequently, the lease liability will be measured by increasing the carrying amount to reflect interest on the lease liability and reducing it by lease payments made.
Right of use assets will be initially measured at cost, comprising the initial measurement of the lease liability, plus any direct costs and an estimate of asset retirement obligations, less lease incentives. Subsequently, right of use assets will be measured at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation will be calculated on a straight line basis over the length of the lease.
The Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right of use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).
On 1 January 2019, the Company expects to recognise right of use assets of approximately €40 million and a corresponding debt liability.
The Company’s activities as a lessor are not material and hence the Company does not expect any significant impact on the financial statements.
c) Investments
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists the Company makes an estimate of the asset’s recoverable amount in order to determine the extent of the impairment loss. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses on continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.
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
d) Share-based payments
The Company has established share-based payments plans that provide for the granting of non-qualified share options and restricted stock units to certain executive and management level employees that are employed at its subsidiaries. The Company accounts for its share-based payments by applying IFRS 2, “Share-based Payment” and IFRIC 11 - IFRS 2 “Group and Treasury Share Transactions”. The Company incurs an obligation to settle the transactions with the respective employees where a subsidiary receives the services. The transactions are classified as equity-settled because they are settled in equity instruments of the Company.
The Company recharges subsidiaries for the equity it provides to their respective employees upon vesting of the awards.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	154

e) Financial Instruments
i) Financial assets
Initial recognition and measurement
Financial assets within the scope of IAS 39, “Financial Instruments: Recognition and Measurement” are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.
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
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance revenue in the income statement. Losses arising from impairment are recognised in the income statement in other operating expenses.
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
Gains and losses arising on the repurchase, settlement or other cancellation of liabilities are recognised respectively in finance revenue and finance cost.
iii) Derivative financial instruments and hedging
The Company utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk. All derivative financial instruments are recorded at fair value on the statement of financial position. The Company does not use derivative financial instruments for trading or speculative purposes.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	155

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

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	156

Note 3
INVESTMENTS

	2018	2017
	€ thousand	€ thousand
Balance at 1 January	21,834,017	21,818,126
Subsequent investment in subsidiaries	27,093	3,000
Capitalised/vested share-based payments, net	(12,060)	12,891
Balance at 31 December	21,849,050	21,834,017
The investments in subsidiaries represent the Company’s investment, mainly created after the Merger in 2016 in the businesses of CCE, CCIP and CCEG. Investments in subsidiaries are shown at cost less provision for impairment. Management performed an impairment assessment of the investments in subsidiaries balance and concluded that the carrying value of the investments does not exceed the recoverable amount.
During the year ended 31 December 2018, certain Group reorganisation activities between wholly owned subsidiaries of the Company resulted in a charge of €5.7 billion in the Company income statement. However, there was an equal and offsetting amount of dividend income received in connection with these transactions, resulting in a zero net impact on the Company’s statement of comprehensive income.
Note 4
DERIVATIVE ASSETS / LIABILITIES

	31 December 2018	31 December 2017
	€ thousand	€ thousand
Current derivative assets:
Foreign currency contracts	5,505	4,995
Total current derivative assets	5,505	4,995
Total derivative assets	5,505	4,995

	31 December 2018	31 December 2017
	€ thousand	€ thousand
Non-current derivative liabilities:
Foreign currency contracts	49,645	214,558
Total non-current derivative liabilities	49,645	214,558
Total derivative liabilities	49,645	214,558
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
Note 5
DEFERRED TAXES

	31 December 2018	31 December 2017
	€ thousand	€ thousand
Deferred tax on foreign currency contracts	4,409	4,456
Other deferred tax items	(1,146)	—
Total deferred tax	3,263	4,456

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	157

Note 6
AMOUNTS OWED BY AFFILIATES

	31 December 2018	31 December 2017
	€ thousand	€ thousand
Non-current amounts owed by affiliates:
Loans	350,000	350,000
Total non-current amounts owed by affiliates	350,000	350,000
Current amounts owed by affiliates:
Trade receivables	68,383	2,307
Loans	—	434,896
Cash pool receivables	—	123,713
Other	—	423
Total current amounts owed by affiliates	68,383	561,339
Total amounts owed by affiliates	418,383	911,339
Affiliates represent direct and indirect subsidiaries of CCEP. During 2018 €9.3 million of interest income recognised in 2017 relating to affiliate receivables was forgiven and recognised as finance cost.
Note 7
AMOUNTS OWED TO AFFILIATES

	31 December 2018	31 December 2017
	€ thousand	€ thousand
Non-current amounts owed to affiliates:
Borrowings	222,833	2,850,514
Total non-current amounts owed to affiliates	222,833	2,850,514
Current amounts owed to affiliates:
Cash pool payables	150,984	—
Trade and other payables	41,830	8,211
Interest payables	2,619	11,162
Borrowings	20	426,332
Total current amounts owed to affiliates	195,453	445,705
Total amounts owed to affiliates	418,286	3,296,219
Affiliates represent direct and indirect subsidiaries of CCEP.
Note 8
BORROWINGS

	31 December 2018	31 December 2017
	€ thousand	€ thousand
Non-current borrowings:
Loan notes	4,696,120	2,030,098
Total non-current borrowings	4,696,120	2,030,098
Current borrowings:
Loan notes	350,000	—
Commercial paper	120,000	249,915
Total current borrowings	470,000	249,915
Total borrowings	5,166,120	2,280,013
The non-current borrowings as at 31 December 2018 represent loan notes due between September 2020 and March 2030. When including interest on the floating rate notes as at 31 December 2018, the interest rates on these loan notes is between 0% and 4.5%. The principal amounts are €4,616 million (2017: €2,050 million). The loan notes are stated net of unamortised financing fees of €23 million (2017: €20 million). During 2018, loan notes increased due to Group reorganisation activities between wholly owned subsidiaries of the Company as a result of the simplification of the Group’s debt and capital structure.
The current borrowings as at 31 December 2018 represent Eurobond notes due in December 2019 with a rate of 2% and euro commercial paper maturing in January 2019 with negative interest rates from 0.28% to 0.35%.
The balance in trade and other payables includes interest payable on the borrowings of €41 million (2017: €13 million).

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	158

Note 9
EQUITY
Share capital
As at 31 December 2018, the Company has issued and fully paid 474,920,066 ordinary shares with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return on capital. For more details please refer to Note 14 from the consolidated financial statements.
In connection with the share buyback programme that commenced in 2018, 12,429,600 shares were cancelled.
Capital redemption reserve
Refer to Note 14 from the consolidated financial statements for more details on the capital redemption reserve.
Share premium
The balance in share premium as at 31 December 2018 represents the excess over nominal value of €0.01 for the 228,244,244 shares issued to CCE shareholders on 28 May 2016 based on the adjusted closing stock price of CCE ordinary shares of €33.33 at the time of the Merger. The balance also includes €46,258 thousand excess over nominal value of share-based payments awarded through to         31 December 2018.
Merger reserves
The Company determined that the consideration transferred to acquire CCIP and CCEG qualified for merger relief under the UK Companies Act of 2006, therefore, the excess consideration transferred over nominal value is excluded from share premium. The cumulative balance of €8.5 billion includes the consideration transferred in excess of nominal value of €0.01 for CCIP and CCEG of €5.5 billion and €2.9 billion, respectively.
Retained earnings
The balance in retained earnings represents opening balance on 1 January 2018, combined with the result for the period and the share-based payment reserve.
Dividends
Dividends are recorded within the financial statements in the period in which they are paid. Please refer to Note 14 from the consolidated financial statements.
Note 10
CONTINGENT LIABILITIES
As at 31 December 2018, the Company does not have any material contingent liabilities.
Note 11
AUDITOR’S REMUNERATION
Refer to Note 15 of the consolidated financial statements for details of the remuneration of the Company’s auditor on a Group basis.
Note 12
DIRECTORS’ REMUNERATION
Refer to the Directors’ Remuneration Report for details of the remuneration of the Company’s Directors.
Note 13
EMPLOYEE NUMBERS AND COSTS
In November 2018, certain employees including members of the executive leadership team were transferred to the Company from its subsidiary Coca-Cola European Partners Great Britain Limited. At the year end, the Company employed 12 employees with a total cost for salary and benefits of €2.3 million.

This page does not form part of Coca-Cola European Partners plc Integrated Report on Form 20-F for the year ended 31 December 2018 as filed with the SEC

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	159

RISK FACTORS

This section examines the underlying factors contributing to the risks Coca-Cola European Partners (CCEP) faces as a business. These risks may change over time.
Changing consumer preferences and the health impact of soft drinks
Health concerns could reduce consumer demand for some of our products, impacting our financial performance.
There is continued public concern about the public health consequences of obesity, particularly among young people. Some researchers, health advocates, and dietary guidelines suggest that consumption of sugar sweetened beverages is a primary cause of increased obesity rates, and are encouraging consumers to reduce or eliminate consumption of such products. In addition, governments have introduced stronger regulations around the marketing, labelling, packaging, or sale of sugar sweetened beverages. These concerns and regulations could reduce demand for, or increase the cost of, our sugar sweetened beverages.
Health and wellness trends among consumers have also led to an increased demand for low-calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, and beverages with natural sweeteners. If we fail to meet this demand by not providing a broad enough range of these types of products, this could adversely affect our business and financial results.
Legal and regulatory intervention
Legislative or regulatory changes (including changes to tax laws) that affect our products, distribution, or packaging could reduce demand for our products or increase our costs.
CCEP’s business model depends on making our products and packages available in multiple channels and locations. Laws that restrict our ability to do this could negatively impact our financial results. These include laws affecting the promotion and distribution of our products, laws that require deposit return schemes (DRSs) to be introduced for certain types of packages, or laws that limit our ability to design new packages or market certain packages.
In addition, taxes or other charges imposed on the sale of our products could increase costs or cause consumers to purchase fewer of them. Many countries in Europe, including countries in which CCEP operates, are looking into implementing or increasing such taxes.
For example:

•	From 1 January 2018, Belgium, Portugal and Norway all increased the excise taxes on sugared (or other sweetened) products

•	From April 2018, the UK introduced a levy on sugared soft drinks

•	From July 2018 France increased the tax on our products modulated by sugar levels

In addition, as part of the European Strategy for Plastics in a Circular Economy (EU Plastics Strategy), the European Commission presented a Proposal for a Directive on the reduction of the impact of certain plastic products on the environment (the so called draft Single Use Plastics (SUP) Directive) in May 2018. The draft SUP Directive imposes provisions and targets on EU member states for the collection and recycling of single use plastics, as well as some specific provisions for the collection, recycling, recycled content, and design of plastic beverage bottles. One of the design requirements in the draft SUP Directive for plastic beverage bottles is that caps and lids made of plastic must remain attached to the container during the product’s intended use (so called tethered caps).
In addition to legislative initiatives at EU level, several countries in which we operate also have or are planning other legislative or regulatory measures to reduce the use of single use plastics, including plastic beverage bottles, and/or to increase plastic collection and recycling. Such measures may include implementing a DRS under which a deposit fee is added to the consumer price, which is refunded to them if and when the bottle is returned. Other measures may include rules on recycled content, individual collection or recycling targets, or a ”plastic tax”.
DRSs for plastic beverage bottles currently exist in some of the countries in which we do business, such as in Norway (which is part of the EEA but is not an EU member state), the Netherlands, Germany and Sweden. Other countries (such as Scotland and Portugal) have announced that they will introduce a DRS for beverage packaging in the coming years. Some countries are considering extending their existing schemes (such as the Netherlands), or are issuing public consultations on the topic (such as in the rest of the UK and France).
In addition to the regulations on packaging, plastic and waste in general, concern over climate change has led to more environmental legislative and regulatory initiatives at an EU and national level. These cover areas such as greenhouse gas (GHG) emissions, water use and energy efficiency.
Additional taxes levied on CCEP could harm our financial results.
CCEP’s tax filings for various periods are subject to current or future audit by tax authorities in most countries in which we do business. These audits may result, or have resulted, in assessments of additional taxes, as well as interest and/or penalties, and could affect our financial results.
For example, the US Internal Revenue Service (IRS) may seek to examine the Merger between CCE, CCEG and CCIP, and may not agree with our positions, potentially causing material adverse tax consequences. Although we believe that our positions with respect to the Merger are consistent with relevant authorities, there can be no assurance that the IRS will not take a contrary view.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	162

Changes in tax laws, regulations, court rulings, related interpretations, and tax accounting standards in countries in which we operate or if we are unsuccessful in defending our tax positions may adversely affect our financial results.
Additionally, amounts we may need to repatriate for the payment of dividends, share repurchases, interest on debt, salaries and other costs may be subject to additional taxation when repatriated.
CCEP may be exposed to risks in relation to compliance with anti-corruption laws and other key regulations and economic sanctions programmes.
CCEP and its subsidiaries are required to comply with the laws and regulations of the various countries in which they conduct business, as well as certain laws of other countries, including the US. In particular, our operations are subject to anti-corruption laws and other key regulations such as the US Foreign Corrupt Practices Act of 1977 (the FCPA), the United Kingdom Bribery Act of 2010 (UKBA), the corporate criminal offence provisions of the UK Criminal Finances Act 2017, General Data Protection Regulation (GDPR), the Spanish and Portuguese Criminal Codes and Sapin II. We are also subject to economic sanction programmes, including those administered by the United Nations, the EU and the Office of Foreign Assets Control of the US Department of the Treasury (OFAC), and regulations set forth under the US Comprehensive Iran Accountability Divestment Act.
In Europe, GDPR requirements came into force on 25 May 2018. A GDPR data breach could lead to fines of up to 4% of our global annual turnover, as well as negatively affect our reputation.
The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage (active bribery). In our business dealings we may deal with both governments and state owned business enterprises, the employees of which are considered foreign officials for the purposes of the FCPA.
The provisions of the UKBA extend beyond bribery of foreign public officials, covering both public and private sector bribery. They are more onerous than the FCPA in a number of respects, including jurisdiction, non-exemption of facilitation payments, the receipt of bribery (passive bribery), penalties and in some cases imprisonment.
We do not currently operate in jurisdictions that are subject to territorial sanction imposed by OFAC or other relevant sanction authorities. However, such economic sanction programmes will restrict our ability to engage or confirm business dealings with certain sanctioned countries and with sanctioned parties.
Violations of the above, including GDPR, anti-corruption sanctions, competition law or other applicable laws and regulations are punishable by civil and sometimes criminal penalties for individuals and companies. These penalties can vary from fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) to revocations or restrictions of licences, as well as criminal fines and imprisonment. Potentially any violation within one of these compliance risk areas could have an impact on our reputation and consequently on our ability to win future business.

Having effective compliance programmes in place can never give the assurance that related policies or procedures will be followed at all times, or always detect and prevent violations of the applicable laws by our employees, consultants, agents or partners.
Legal changes could affect our status as a foreign corporation for US federal income tax purposes, or limit the US tax benefits we receive from engaging in certain transactions.
In general, for US federal income tax purposes, a corporation is considered a tax resident in the jurisdiction of its organisation or incorporation. Because CCEP is incorporated under the laws of England and Wales, it would generally be classified as a non-US corporation (and therefore a non-US tax resident) under these rules. However, section 7874 of the US Internal Revenue Code (IRC) of 1986, as amended, provides an exception under which a non-US incorporated entity may, in certain circumstances, be treated as a US corporation for US federal income tax purposes.
Under current law, CCEP expects to be treated as a non-US corporation for US federal income tax purposes. However, section 7874 of the IRC and the related US Treasury Regulations are complex and there is limited guidance as to their application. In addition, changes to section 7874 of the IRC or the US Treasury Regulations could adversely affect CCEP’s status as a foreign corporation for US federal tax purposes, and any such changes could have prospective or retroactive application. If CCEP were to be treated as a US corporation for US federal income tax purposes, it could be subject to materially greater US tax liability than as a non-US corporation.
Future changes to US, UK and other tax laws to which CCEP is subject could adversely affect our business.
In the US, the UK and other countries in which CCEP and its affiliates do business, government agencies such as the US Congress and HM Revenue and Customs are looking into a number of issues related to the taxation of multinational corporations. One key area of focus is “base erosion and profit shifting”, where multinational groups artificially shift profits from a higher tax jurisdiction to a lower tax jurisdiction. As a result, tax laws in these countries could change on a prospective or retroactive basis. Any such changes could adversely affect our business and its affiliates, and there is no assurance that we would be able to maintain any particular worldwide effective corporate tax rate.
Our business may be subject to US federal tax withholding as a result of the subscription for CCEP shares in exchange for property.
If certain US Treasury regulations applied, our business could be treated as having received a distribution as a result of the subscription for CCEP shares by a US company. The amount of such deemed distribution could be substantial, and would be subject to US withholding tax (at a rate of 5%) under the United Kingdom-United States Tax Treaty.
We do not believe that such regulations apply under the particular facts and circumstances of the Merger. However, there can be no assurance that the US Internal Revenue Service will not take a contrary view.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	163

US federal income tax reform could adversely affect us.
On 22 December 2017, the US enacted the Tax Cuts and Jobs Act (the US Tax Act), which implements a broad range of changes to the IRC. The US Tax Act, among other things, includes changes to US federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating losses and allows for the expensing of certain capital expenditures. It also puts into effect a number of changes impacting operations outside the US. These include, but are not limited to, the imposition of a one time tax on accumulated post-1986 deferred foreign income that has not previously been subject to tax, and modifications to the treatment of certain intercompany transactions.
While CCEP is a UK listed and tax resident entity, we have a number of subsidiaries outside the UK, including a US incorporated holding company that is wholly owned by the Company. CCEP has analysed and accounted for the effects of this new legislation in its 2017 and 2018 consolidated financial statements. However, the amounts recorded are based on the most recently available information and the impact of the tax legislation may ultimately differ from these amounts, possibly materially. This could be due to, among other things, changes in interpretations and assumptions made, additional guidance that may be issued and future actions taken by CCEP as a result of the tax legislation. See Note 18 of the consolidated financial statements for more details about the accounting impacts of the US Tax Act.
Packaging and plastics
Global issues such as climate change, resource scarcity, marine litter and water scarcity, and the legal and regulatory responses to these issues, could adversely impact our business.
Climate change - caused by greenhouse gas (GHG) emissions in part from businesses such as ours - is resulting in global average temperature increases and extreme weather conditions around the world. This has an adverse impact on our business. CCEP depends on water (see below), and climate change may exacerbate water scarcity and cause a deterioration of water quality in affected regions. It could also decrease agricultural productivity in certain regions of the world, which could limit the availability or increase the cost of key raw materials that we use to produce our products. More frequent extreme weather events, such as storms or floods in our territories, could disrupt our facilities and distribution network, further impacting our business.
Concern over climate change has led to legislative and regulatory initiatives aimed at limiting GHG emissions. Policy makers continue to consider proposals that could impose mandatory requirements on GHG emissions reduction and reporting. Other climate laws could affect other areas of our business, such as production, distribution, packaging or the cost of raw materials. This in turn could impact our business and financial results.
Waste and pollution - particularly plastic and packaging waste - is another global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as litter or marine litter. Concern over litter, marine litter and the environmental impacts of our packaging has led to laws and regulations that aim to increase the collection and recycling of our packs, reduce packaging waste and littering and introduce specific design requirements related to our packaging.

If we fail to engage sufficiently with stakeholders to address concerns about packaging and recycling, it could result in higher costs through packaging taxes, producer responsibility reform, damage to corporate reputation or investor confidence and a reduction of consumer acceptance of our products and packaging.
Water is the primary ingredient in all of our products. It is also vital to our manufacturing processes and is needed to produce the agricultural ingredients that are essential to our business. Water scarcity and a deterioration in the quality of available water sources in our territories or our supply chain, even if temporary, may result in increased production costs or capacity constraints. This could adversely affect our ability to produce and sell our beverages, and increase our costs.
As part of our commitment to addressing our climate change impacts, we are investing in technologies that improve the energy efficiency of our operations and reduce GHG emissions related to our packaging, cold drinks equipment and transportation. In general, the cost of these investments is greater than investments in less energy efficient technologies, and the period of return is often longer. Although we believe these investments will provide long-term benefits, there is a risk that we may not always achieve our desired returns.
Competitiveness and transformation
CCEP may not identify sufficient initiatives to realise its cost saving goals to stay competitive.
Following the completion of our integration plan and delivery of the committed synergy savings, we are now implementing a programme of continuous improvements. This strategic cost management programme targets to ensure our competitiveness in the future and encompasses three areas: technology transformation, continuous supply chain improvements, and working efficiently with our partners and franchisors. The focus of these initiatives are to offset potential future increases in costs, such as material or headcount.
The programme is highly complex due to its multi functional and multi country nature of initiatives which cover many parts of our business. Ineffective coordination and control over the single initiatives and interdependencies between business units and central functions could result in failing to realise the expected benefits. The continuous change might trigger change fatigue among our staff or social unrest in the event that such changes result in industrial action.
Labour and union unrest.
We have implemented significant restructuring across all countries and functions since CCEP was established, resulting in redundancies. We continue to look at opportunities to increase CCEP competitiveness. In the event that these have an impact on employees, we would engage with our employees representatives, as appropriate. We would ensure that any industrial unrest would be mitigated through open social dialogue.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	164

Miscalculation of CCEP’s need for infrastructure investment could impact its financial results.
In order to deliver on our investing for growth programme, we are making investments in our infrastructure, including cold drink, fleet, technology, sales force, digital capability and production equipment.
There is a risk that these investments do not generate the projected returns, either because of market or technological changes, or because the projected requirements of these investments may differ from actual levels if our volume growth or product demands are not as anticipated.
Our infrastructure investments are anticipated to be long-term in nature, and it is possible that they may not generate the expected return due to future changes in the marketplace. This could adversely affect CCEP’s financial results.
Technology failures could disrupt our operations and negatively impact our business.
CCEP relies extensively on information technology (IT) systems to process, transmit, store and protect electronic information. For example, our production and distribution facilities and inventory management all use IT to maximise efficiencies and minimise costs. Communication between our employees, customers, and suppliers also depends, to a large extent, on IT.
Our IT systems may be vulnerable to interruptions due to events that may be beyond our control. These include, but are not limited to, natural disasters, telecommunications failures and security issues. We have IT security processes and disaster recovery plans in place, but they may not be adequate or implemented effectively enough to ensure that our operations are not disrupted.
We continually invest in IT to ensure our technology solutions are current and up to date. If we miscalculate the level of investment needed, our software, hardware and maintenance practices could become out of date, and this could result in disruptions to our business.
In addition, when we implement new systems or system upgrades (such as SAP), there is a risk that our business may be temporarily disrupted during the implementation period.
We may not be able to execute our strategy to pursue suitable acquisitions or may have difficulty integrating acquired businesses.
Our strategy involves, in part, pursuing disciplined and attractive investments, which are intended to create a positive net present value for total shareholder return. Our efforts to execute this strategy may be affected by our ability to identify suitable acquisition targets and negotiate and close acquisition and development transactions. Further, to the extent that we are able to identify suitable investments, there are risks that integration of those investments does not proceed as anticipated or that management attention is diverted by such opportunities, and there is no guarantee that these investments will support the growth of CCEP or achieve the intended return.
Cyber and social engineering attacks
Cyber attacks, or a deficiency in CCEP’s cyber-security, could negatively impact our business.
As our reliance on technology increases, so will the risks posed to our internal and third party systems from cyber incidents.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our data or information systems. It could involve gaining unauthorised access to systems, either unintentionally or through an intentional attack (such as a terrorist attack, hacking or a computer virus) in order to disrupt operations, corrupt data, or steal confidential information.
A cyber incident could disrupt our operations, compromise or corrupt private data, or damage our brand image. All of these outcomes could negatively impact our financial results.
The market
We may not be able to respond successfully to changes in the marketplace.
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and speciality beverage companies. Our response to continued and increased competitor and customer consolidations and marketplace competition may result in lower than expected net pricing of our products.
Changes in our relationships with large customers may adversely impact our financial results.
A significant amount of our volume is sold through large retail chains, including supermarkets and wholesalers. Many of these customers are becoming more consolidated, which increases their purchasing power. They may, at times, seek to use this to improve their profitability through lower prices, increased emphasis on generic and other private label brands, or increased promotional programmes.
Competition from hard discount retailers and online retailers continues to challenge traditional retail outlets. This can increase the pressure on all customer margins, which may then be reflected in pressure on suppliers such as CCEP.
In addition, a customer may choose to temporarily stop selling some of our products as a result of a dispute we may be having with them.
These factors, as well as others, could have a negative impact on the availability of CCEP’s products, and our profitability.
Economic and political conditions
The deterioration of global and local economic conditions could adversely affect CCEP’s business performance and share price.
Our performance is closely linked to the economic cycle in the countries, regions and cities where we operate. Normally, strong economic growth in these areas results in greater demand for our products, while slow economic growth or economic contraction decreases demand and drives down sales.
For example, adverse economic conditions may result in consumers choosing to purchase cheaper private label brands, or avoiding buying beverage products altogether. Those consumers who do continue to buy our products may shift away from higher margin products and packages. A weak economic climate could also increase the likelihood of customer delinquencies and bankruptcies, which would increase the risk of accounts being deemed uncollectable. Each of these factors could adversely affect our business, operational results, financial condition and share price.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	165

Economic growth, globally and in the EU, faces a slowdown and markets continue to be volatile, which could have a material adverse effect on our financial results. Concerns remain about future interest rate increases, and there is continuing uncertainty around the Eurozone crisis. Sovereign debt concerns in certain territories, whether real or perceived, could result in the availability of capital to be limited, which may restrict our liquidity.
Even in the absence of a market downturn, CCEP is exposed to substantial risk from volatility in areas such as consumer spending and capital markets conditions, which affect the business and economic environment. This in turn may affect our business performance and share price.
Beyond the international economic situation, there is growing political uncertainty stemming from the growth of anti-EU political parties, the emergence of political forces with alternative economic priorities in EU member states, and concerns about independence movements within the EU. This uncertainty could affect the economic situation in the Eurozone, which could negatively impact our business and financial results.
Increases in costs, limitation of supplies, or lower than expected quality of raw materials could harm our financial results.
The cost of our raw materials, ingredients or packaging materials could increase over time. If that happens, and if we are unable to pass the increased costs on to our customers in the form of higher prices, our financial results could be adversely affected.
We use supplier pricing agreements and derivative financial instruments to manage volatility and market risk for certain commodities. Generally, these hedging instruments establish the purchase price for these commodities before the time of delivery. These pricing positions are taken in line with the Board’s agreed risk policy and the impact of these positions are known and forecasted in our financial results. This may lock CCEP into prices that are ultimately greater or lower than the actual market price at the time of delivery.
We continue to experience volatility in commodity prices mainly driven by political uncertainty, increased protectionist policies and volatility impacts of capital markets. Due to this, some of our suppliers have restricted our ability to hedge prices through supplier agreements. As a result, we have expanded our non-designated hedging programmes. We expect to continue to expand them in future.
Our suppliers could be adversely affected by a number of external events. These could include strikes, adverse weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters and insolvency. If this happens, and we are unable to find an alternative source for our materials, our cost of sales, revenues, and ability to manufacture and distribute products could be adversely affected.
The quality of the materials or finished goods delivered to us could be lower than expected. If this happens, we may need to substitute those items for ones that meet our standards, or replace underperforming suppliers. This could disrupt our operations and adversely affect our business.

Changes in interest rates or our debt rating could harm our financial results and financial position.
CCEP is subject to interest rate risk, and changes in our debt rating could have a material adverse effect on interest costs and debt financing sources. Our debt rating can be materially influenced by a range of factors, including our financial performance, acquisitions, and investment decisions, as well as the capital management activities of TCCC and changes in the debt rating of TCCC.
Changes in the stability of the euro could significantly impact our financial results and ultimately hinder our competitiveness in the marketplace.
There are concerns regarding the short and long-term stability of the euro and pound sterling and the euro’s ability to serve as a single currency for a number of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to local currencies. In more extreme circumstances, they could exit from the EU, and the Eurozone could be dissolved entirely.
Should this occur, the assets we hold in a country that reintroduces local currency could be subject to significant changes in value when expressed in euros. Furthermore, the full or partial dissolution of the euro, the exit of one or more EU member states from the EU or the full dissolution of the EU could cause significant volatility and disruption to the global economy. This could affect our ability to access capital at acceptable financing costs, the availability of supplies and materials, and demand for our products, all of which could impact our financial results.
Finally, if it becomes necessary for us to conduct our business in additional currencies, we would be subjected to additional earnings volatility as amounts in these currencies are translated into euros.
The UK’s exit from the EU could impact our profits.
We face potential risks associated with the UK’s vote to leave the EU and its negotiations over the terms of its leaving. This could materially and adversely affect the operational, regulatory, currency, insurance and tax regime to which we are currently subject. It could also result in prolonged uncertainty regarding aspects of the UK economy and damage customers’ and investors’ confidence.
Were these risks to materialise, the effect could be to increase our operating costs, and restrict the movement of capital and the mobility of personnel. It could also materially affect our tax position, business results and financial position.
Political instability could impact our operations and profits.
We continue to be exposed to risks associated with political instability in different parts of our territories. For example, the instability in Catalonia impacting the Spanish Economy and the “Gilet Jaunes” movement in France impacting the French Economy.
Such instability could result in prolonged political, economic and operational uncertainty for our business, our customers and consumers, with potential impacts on tourism, private consumption and regulation.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	166

Default by or failure of one or more of our counterparty financial institutions could cause us to incur losses.
We are exposed to the risk of default by, or failure of, counterparty financial institutions with which we do business. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets.
If one of our counterparties became insolvent or filed for bankruptcy, our ability to recover amounts owed from or held in accounts with the counterparty may be limited. In this event we could incur losses, which could negatively impact our results and financial condition.
The relationship with TCCC and other franchisors
Our business success, including our financial results, depends on our relationship with TCCC and other franchisors.
More than 90% of our revenue for the year ended 31 December 2018 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute products of TCCC through fixed term bottling agreements with TCCC, which typically include the following terms:

•
We purchase our entire requirement of concentrates and syrups for Coca-Cola trademark beverages (sparkling beverages bearing the trademark “Coca-Cola” or the “Coke” brand name) and allied beverages (beverages of TCCC or its subsidiaries that are sparkling beverages, but not Coca-Cola trademark beverages or energy drinks) from TCCC. Prices, terms of payment, and other terms and conditions of supply are determined from time to time by TCCC at its sole discretion.

•
There are no limits on the prices that TCCC may charge for concentrate. TCCC maintains current effective concentrate incidence at the same levels that CCE, CCIP and CCEG had in place before the Merger, provided certain specific mutually agreed metrics are achieved.

•
Much of the marketing and promotional support that we receive from TCCC is at TCCC’s discretion. Programmes may contain requirements, or be subject to conditions, established by TCCC that we may not be able to achieve or satisfy. The terms of most of the marketing programmes do not and will not contain an express obligation for TCCC to participate in future programmes or continue past levels of payments into the future.

•
Our bottling agreements with TCCC are for fixed terms, and most of them are renewable only at the discretion of TCCC at the conclusion of their terms. A decision by TCCC not to renew a fixed term bottling agreement at the end of its term could substantially and adversely affect our financial results.

•
We are obligated to maintain sound financial capacity to perform our duties, as required and determined by TCCC at its sole discretion. These duties include, but are not limited to, making certain investments in marketing activities to stimulate the demand for products in our territories and making infrastructure improvements to ensure our facilities and distribution network are capable of handling the demand for these beverages.

Disagreements with TCCC concerning business issues may lead TCCC to act adversely to our interests with respect to these relationships.

Product quality
Our business could be adversely affected if CCEP, TCCC or other franchisors and manufacturers of the products we distribute are unable to maintain a positive brand image as a result of product quality issues.
Our success depends on our products, and those of TCCC and other licensors, having a positive brand image among customers and consumers. Product quality issues, whether real or perceived, or allegations of product contamination, even if false or unfounded, could tarnish the image of products and result in customers and consumers choosing other products.
Product liability claims or product recalls could also negatively impact our brand image and business results. We could be liable if the consumption of our products causes injury or illness. We could also be required to recall products if they become or are perceived to become contaminated, or are damaged or mislabelled.
Adverse publicity around health and wellness concerns, water usage, customer disputes, labour relations, product ingredients, recovery, and the environmental impact of products could negatively affect our overall reputation and our products’ acceptance by our customers and consumers. This could happen even when the publicity results from actions occurring outside our territory or control. Similarly, if product quality issues arise from products not manufactured by us but imported into one of our territories, our reputation and consumer goodwill could be damaged.
Through social media, people and NGOs can spread opinions about our business, including the safety or health impact of our products, to an increasingly wider audience at a faster pace. If we fail to respond to any negative opinions effectively and in a timely manner, this could harm the perception of our brands and damage our reputation, regardless of the validity of the statements.
Other risks
Our business is vulnerable to products being imported from outside its territories, which adversely affects our sales.
The territories in which we operate are susceptible to the import of products manufactured by bottlers from countries outside our territories, where prices and costs are lower. When these imports come from members of the European Economic Area (EEA), we are generally prohibited from taking action to stop such imports.
Adverse weather conditions could limit the demand for our products.
Our sales are significantly influenced by weather conditions in the markets in which we operate. In particular, due to the seasonality of our business, cold or wet weather during the summer months may have a negative impact on the demand for our products and contribute to lower sales. This could have an adverse effect on our financial results.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	167

Global or regional catastrophic events could impact our business and financial results.
Our business may be affected by major IT outages, large scale natural disasters or terrorist acts, especially those occurring in our territories or other major industrialised countries. Other catastrophic events that could affect our business include the loss of key employees, shortages of key raw materials, the outbreak or escalation of armed hostilities or widespread outbreaks of infectious disease.
Such events in the geographic regions where we do business could have a material impact on our sales volume, cost of sales, earnings, and overall financial condition.
Legal claims against our vendors could affect their ability to provide us with products and services, which could negatively impact our financial results.
Many of our vendors supply us with products and services that rely on certain intellectual property rights or other proprietary information, and are subject to other third party rights, laws and regulations. If these vendors face legal claims brought by third parties or regulatory authorities, they could be required to pay large settlements or even cease providing us with products and services as well as exposing CCEP to risk.
These outcomes could require us to change vendors or develop replacement solutions or be subject to third party claims. This could result in business inefficiencies or higher costs, which could negatively impact CCEP’s financial results.
Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.
CCEP is a party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavourable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves or disclose the relevant claims or proceedings, as appropriate.
These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgement. As a result, actual outcomes or losses may differ materially from those in the current assessments and estimates.
We have bottling and other business operations in markets with strong legal compliance environments. Our policies and procedures require strict compliance with all laws and regulations that apply to our business operations, including those prohibiting improper payments to government officials. Those policies are supported by leadership and are ingrained in our business through our compliance culture and training. Nonetheless, we cannot guarantee that our employees will always ensure full compliance with all applicable legal requirements.
Improper conduct by our employees could damage our reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines as well as disgorgement of profits.

Increases in the cost of wages and employee benefits, including pension retirement benefits, could impact our financial results and cash flow.
We have a number of important collective bargaining agreements to be negotiated during 2019. Wage increases and other employee benefit costs above what we have budgeted for would be detrimental to our operating income.
TCCC and Olive Partners, S.A. (Olive Partners) hold a significant interest in CCEP and their interests may differ from or conflict with those of our public shareholders.
Around 18% and 35% of CCEP’s shares are owned by European Refreshments (a wholly-owned subsidiary of TCCC) and Olive Partners respectively. Both TCCC and Olive Partners possess sufficient voting power to have a significant influence over all matters requiring shareholder approval, subject to our Articles of Association and the Shareholders’ Agreement.
The interests of TCCC and Olive Partners may not always align with the interests of our other shareholders. If the shares owned by European Refreshments and Olive Partners were voted in the same manner on any shareholder proposal, they would control the outcome on any proposal that requires a simple majority vote of our shareholders. Other shareholders will have more limited influence over proposals that require a shareholder vote and proposals that require approval of Board members appointed under the terms of the Shareholders’ Agreement, whether or not they vote in the same manner on a shareholder proposal.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	168

OTHER GROUP INFORMATION

Shareholder information
The Company was incorporated in England and Wales on 4 August 2015, as a private company under the Companies Act 2006 (the Companies Act). On 4 May 2016, the Company was reregistered as a public company limited by shares and changed its name from Coca-Cola European Partners Limited to     Coca-Cola European Partners plc. It is registered at Companies House, Cardiff, under company number 9717350. The business address for Directors and senior management is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, England. The main switchboard telephone number is 01895 231313.
The Company is resident in the UK for tax purposes. Its primary objective is to make, sell and distribute ready to drink beverages.
Annual General Meeting
The Company’s 2019 Annual General Meeting (AGM) will be held at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ in May 2019. Registered shareholders will be sent a Notice of AGM or notice of availability of the Notice of AGM closer to the time of the meeting.
Investor calendar

Ex-dividend date for interim H1 dividend(A)	23 May 2019
Record date for interim H1 dividend(A)	24 May 2019
Interim H1 dividend payment date(A)	6 June 2019
AGM	May 2019
Ex-dividend date for H2 interim dividend(A)	18 November 2019
Record date for interim H2 dividend(A)	19 November 2019
Interim H2 dividend payment date(A)	3 December 2019

(A)	Subject to Board approval.
Directors and senior management
Biographies of the Board of Directors and senior management are set out on pages 50 to 54. Sol Daurella and Alfonso Líbano Daurella are first cousins.

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
Service contracts for Executive Directors provide for a notice period of not more than 12 months from CCEP and not more than 12 months from the individual. The standard Executive Director service contract does not confer any right to additional payments in the event of termination. However, it does reserve the right for the Group to impose garden leave (i.e. leave with pay) on the Executive Director during any notice period. In the event of redundancy, benefits would be paid according to CCEP’s UK redundancy policy prevailing at that time. Executive Directors may be eligible for a pro rata bonus for the period served, subject to performance, but no bonus will be paid in the event of gross misconduct. The treatment of unvested long-term incentive awards is governed by the rules of the relevant plan and depends on the reasons for leaving. The cost of legal fees spent on reviewing a settlement agreement on departure may be provided where appropriate. The Company also reserves the right to pay for outplacement services as appropriate.
The Non-executive Directors (NEDs), including the Chairman of the Board, do not have service contracts but have letters of appointment. NEDs are not entitled to compensation on leaving the Board.
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella, and José Ignacio Comenge Sánchez-Real, who owned 6.8% (32,354,039 shares), 1.4% (6,495,125 shares), and 1.6% (7,740,332 shares) of the shares outstanding as of 28 February 2019, respectively, no Director or member of senior management individually owned more than 1% of the Company’s shares as of 28 February 2019.
Table 1 shows the number of share options held by Directors and other members of senior management as at 28 February 2019, including the applicable exercise price and the date when the applicable exercise period ends.

Table 1
Share options held by Directors and other members of senior management as at 28 February 2019

Name	Grant Date	Expiry Date	Exercise Price	Total number of shares subject to outstanding options including exercisable and unvested options
Damian Gammell	5 November 2015	5 November 2025	$39.00	324,643
Stephen Moorhouse	3 November 2011	3 November 2021	$19.68	17,155
Stephen Moorhouse	31 October 2013	31 October 2023	$31.46	11,446
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	1,476
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	9,598
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,517
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,661
Ron Lewis	5 November 2015	5 November 2025	$39.00	81,194

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	169

Other employee related matters
Note 15 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2018, we had around 23,300 employees, of whom three were located in the US. A number of our employees in Europe are covered by collectively bargained labour agreements, most of which do not expire. However, wage rates must be renegotiated at various dates throughout 2019. We believe we will be able to renegotiate these wage rates with satisfactory terms.
Nature of trading market
The Company has one class of ordinary shares. These shares are traded on the New York Stock Exchange (NYSE), Euronext London and Amsterdam, and the Spanish Stock Exchanges.

Listing information
Ticker symbol (all exchanges)	CCEP
ISIN code	GB00BDCPN049
Legal entity identifier	549300LTH67W4GWMRF57
CUSIP	G25839104
SEDOL number	BDCPN04
Intention to seek admission to trading on London Stock Exchange (LSE) and to delist from Euronext London
CCEP gave notice on 14 February 2019 of its intention to transfer its existing admission to trading on the market of Euronext London to the Main Market of the LSE (the Transfer). Its decision to delist from Euronext London and apply for admission to trading on the Main Market of the LSE is in an effort to improve market access for investors and enhance liquidity. This does not change its category of listing, which will remain a standard listing under Chapter 14 of the UK Listing Authority's Listing Rules.
It is expected that CCEP’s shares will be admitted to trading on the Main Market of the LSE on 28 March 2019 and that delisting of the shares from Euronext London will occur from 29 March 2019. There will therefore be one day of overlap during which the shares will be admitted to trading on both the LSE and Euronext London to ensure continuous admission to the Official List of the UK Listing Authority.
Please note that this does not impact the listing of the shares on the NYSE, Euronext Amsterdam or the Spanish Stock Exchanges. Following admission, investors will be able to trade the shares on all markets under the symbol CCEP, with the shares being quoted and traded in euros on the LSE, Euronext Amsterdam and the Spanish Stock Exchanges, and in US dollars on the NYSE.
A summary document in connection with the Transfer will be published by the Company in due course and will be available at www.ccep.com.

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
As of 31 December 2018, the Company had 474,920,066 shares issued and fully paid. As of 28 February 2019, the Company had 474,280,192 shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 336,180,378 shares (as of 28 February 2019) to be allotted and issued, subject to the restrictions set out below:

1.
pursuant to a shareholder resolution passed on 26 May 2016, the Board is authorised to grant rights to subscribe for or to convert any security into, and/or allot and issue, shares up to an aggregate maximum of 18,000,000 shares in connection with the assumption or replacement by the Company of equity awards granted under certain CCE legacy share plans, of which 5,205,085 have been issued as of 28 February 2019;

2.
pursuant to a shareholder resolution passed on 31 May 2018 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:

a.	up to a nominal amount of €1,616,927.31 (representing 161,692,731 shares; such amount to be reduced by any allotments or grants made under paragraph 2(b) below in excess of such sum); and

b.
comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,233,854.63 (representing 323,385,463 shares; such amount to be reduced by any allotments or grants made under paragraph 2(a) above) in connection with an offer by way of a rights issue:

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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	170

3.
pursuant to a shareholder resolution passed on 31 May 2018 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 2 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:

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
in the case of the authority granted under paragraph 2(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 3(a) above) up to a nominal amount of €242,539.09 (representing 24,253,909 shares).

Immediately prior to the Merger on 28 May 2016, there were 228,244,244 shares of $0.01 par value of CCE common stock issued and fully paid, which included net issuances of 908,456 related to share-based payment awards from 1 January 2016 through 27 May 2016. In connection with the Merger, all CCE shares were cancelled and replaced with shares in CCEP. Additionally, CCEP issued 166,128,987 shares to Olive Partners and 87,950,640 shares to European Refreshments (ER),     Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG as consideration to acquire their bottling operations. Subsequent to the Merger, those of the 87,950,640 shares held by     Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG were transferred to ER. Also subsequent to the Merger, up to and including 31 December 2018, CCEP issued 5,025,795 additional shares related to share-based payment awards. Between 1 January 2019 and 28 February 2019, CCEP issued 216,926 additional shares related to share-based payment awards.

Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own shares unless they are repurchased by us and held in treasury. At our 2018 AGM, our shareholders passed a special resolution that allows us to buy back our own shares in the market as permitted by the Companies Act. On 12 September 2018, the Board announced a €1.5 billion share buyback programme, to begin as soon as possible with up to €500 million of shares to be repurchased in 2018, subject to trading volumes. All shares repurchased as part of the buyback programme have been to date, and will in future be, cancelled. Details of the shares bought back are provided under share buyback programme below.
Share-based payment awards
Table 2 on page 172 shows the share-based payment awards outstanding under each of the CCE Legacy Long-Term Incentive Plan (Legacy LTIP), the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 31 December 2018 and 28 February 2019. For more details about the share plans and awards granted, see Note 19 to the consolidated financial statements on pages 140 to 141.
History of share capital
Table 3 on page 173 sets out the history of our share capital for the period from the Merger until 28 February 2019.
Share buyback programme
Table 4 on page 173 sets out details of our share buyback programme from its start until 28 February 2019.
US shareholders
To the knowledge of the Company, 211 holders of record with an address in the US held a total of 474,213,168 shares (or 99.99% of the total number of issued shares outstanding) as at 28 February 2019. However, some shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of shares resident in the US.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	171

Table 2
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of shares awarded to employees outstanding as at 31 December 2018	Total number of shares awarded to employees outstanding as at 28 February 2019(B)	Price per share payable on exercise/ transfer ($)	Expiration date (dd/mm/yy)
Legacy LTIP	04/11/09	Option	706,932	499,156	9.89	04/11/19
	13/11/09	Option	6,334	6,334	10.46	13/11/19
2010 Plan	04/11/10	Option	678,900	672,874	18.40	04/11/20
	12/11/10	Option	10,599	10,599	18.80	12/05/20
	03/11/11	Option	814,392	813,440	19.68	03/11/21
	14/11/11	Option	12,884	12,884	19.82	14/05/21
	05/11/12	Option	942,269	940,546	23.21	05/11/22
	31/10/13	Option	—	955	31.46	31/07/19
	31/10/13	Option	2,860	2,860	31.46	15/05/20
	31/10/13	Option	955	955	31.46	31/08/20
	31/10/13	Option	827	827	31.46	22/11/20
	31/10/13	Option	1,046,797	1,045,842	31.46	31/10/23
	30/10/14	Option	—	1,077	32.51	31/07/19
	30/10/14	Option	143	—	32.51	31/05/19
	30/10/14	Option	3,566	3,566	32.51	15/05/20
	30/10/14	Option	923	923	32.51	31/08/20
	30/10/14	Option	923	923	32.51	22/11/20
	30/10/14	Option	1,221,332	1,220,255	32.51	30/10/24
	05/11/15	Option	1,091,075	1,091,075	39.00	05/11/25
	05/11/15	PSU	315,293	314,534	Nil	30/04/19
CCEP LTIP	03/10/16	RSU	16,666	16,666	Nil	03/10/19
	03/10/16	RSU	16,667	16,667	Nil	03/10/20
	01/12/16	RSU	13,165	13,165	Nil	01/12/19
	27/03/17	PSU	401,260	398,763	Nil	28/03/20
	27/03/17	RSU	93,489	90,992	Nil	28/03/20
	01/09/17	RSU	8,874	8,874	Nil	01/09/19
	01/09/17	RSU	8,874	8,874	Nil	01/09/20
	12/03/18	PSU	325,981	324,169	Nil	13/03/21
	12/03/18	RSU	88,581	86,769	Nil	13/03/21
	15/06/18	RSU	4,132	4,132	Nil	30/04/19
	15/06/18	PSU	794	794	Nil	27/03/20
	15/06/18	RSU	3,651	3,651	Nil	27/03/20
	15/06/18	PSU	2,843	2,843	Nil	13/03/21
	15/06/18	RSU	2,843	2,843	Nil	13/03/21
(A) PSU is Performance Share Unit. RSU is Restricted Stock Unit.

(B)
When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	172

Table 3
Share capital history

Period	Nature of share issuance	Number of shares	Consideration	Cumulative balance of issued shares at end of period
At Merger	Opening balance	482,323,871	N/A	482,323,871
Merger to 31 December 2016	Shares issued in connection with the exercise of stock options	459,148	Exercise price per share ranging from $11.27 to $32.51	482,783,019
Merger to 31 December 2016	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	293,377	Nil	483,076,396
1 January to 31 December 2017	Shares issued in connection with the exercise of stock options	838,486	Exercise price per share ranging from $5.09 to $32.51	483,914,882
1 January to 31 December 2017	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	671,546	Nil	484,586,428
1 January to 31 December 2018	Shares issued in connection with the exercise of stock options	2,022,729	Exercise price per share ranging from $5.09 to $39.00	486,609,157
1 January to 31 December 2018	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	740,509	Nil	487,349,666
1 January to 31 December 2018	Shares cancelled as part of buyback programme	(12,429,600)	€500 million (see table 4 for more details)	474,920,066
1 January to 28 February 2019	Shares issued in connection with the exercise of stock options	216,620	Exercise price per share ranging from $9.89 to $32.51	475,136,686
1 January to 28 February 2019	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	306	Nil	475,136,992
1 January to 28 February 2019	Shares cancelled as part of buyback programme	(856,800)	€44.5 million	474,280,192

Table 4
Share buyback programme

Period	(a) Total number of shares purchased	(b) Average price paid per share (€)	(c) Total number of shares purchased as part of publicly announced plans or programmes(A)	(d) Approximate value of shares that may yet be purchased under the plans or programmes(A) (€ million)
14 to 30 September 2018	2,301,600	39.066176	2,301,600	1,410
1 to 31 October 2018	4,445,000	38.702657	6,746,600	1,238
1 to 30 November 2018	3,478,600	42.087376	10,225,200	1,092
1 to 31 December 2018	2,204,400	41.477310	12,429,600	1,000
1 to 31 January 2019	—	—	12,429,600	1,000
1 to 28 February 2019	1,079,800	41.220023	13,509,400	956

(A)
On 12 September 2018, the Company announced a new share buyback programme of up to €1.5 billion to reduce the Company’s share capital. The share buyback programme is being carried out in accordance with the authority granted by shareholders at the 2018 AGM. The maximum number of shares authorised for purchase at the 2018 AGM was 48,507,819 shares, representing 10% of the issued shares at 6 April 2018. The existing authority to buy back shares will expire at the 2019 AGM. We intend to seek shareholder approval to renew the authority to buy back shares.

Marketing
CCEP relies extensively on advertising and sales promotions to market its products. TCCC and other franchisors advertise in all major media to promote sales in the local areas we serve. We also benefit from regional, local and global advertising programmes conducted by TCCC and other franchisors. Certain advertising expenditures by TCCC and other franchisors are made pursuant to annual arrangements.

CCEP and TCCC engage in a variety of marketing programmes to promote the sale of TCCC’s products in territories in which we operate. The amounts to be paid to us by TCCC under the programmes are determined annually and are periodically reassessed as the programmes progress. Marketing support funding programmes entered into with TCCC provide financial support, principally based on our product sales or upon the completion of stated requirements, to offset a portion of the cost of our marketing programmes. Except in certain limited circumstances, TCCC has no specified contractual obligation to participate in expenditures for advertising, marketing and other support in our territories. The terms of similar programmes TCCC may have with other licensees and the amounts paid by TCCC under them could differ from CCEP’s arrangements.
We take part in various programmes and arrangements with customers to increase the sale of products. These include arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	173

Dependence on franchisors
As a franchise business, CCEP’s business success, including its financial results, depends upon our relationships with TCCC and its other franchisors. For more about our relationships with franchisors, see the Risk Factors on page 167.
Competition
CCEP competes mainly in the manufacturing, sale and distribution of non-alcoholic ready to drink (NARTD) beverages industry and adjacencies, including squashes/cordials, hot beverages and premium spirits. CCEP competes in the Western Europe segment, and primarily manufactures, sells and distributes the products of TCCC, as well as those of other franchisors such as Monster Energy and Capri Sun AG.
CCEP competes mainly with:

•	NARTD and non-alcoholic, non-ready to drink (for example squashes/cordials & hot beverages) brand and private label manufacturers, sellers and distributors

•	Alcoholic beverage manufacturers, sellers and distributors - in the sense that some of their products may be considered to be substitutes to CCEP’s own products for certain consumer occasions
A small number of such companies may also be contracted by CCEP as manufacturers (e.g. co-packers) or commercial partners (e.g. on behalf of which CCEP sells and/or distributes, or which sells and/or distributes on CCEP’s behalf).
CCEP sells and distributes to a wide range of customers, including both physical and online food and beverage retailers, wholesalers and out of retail customers. The market is highly competitive and all CCEP customers and consumers may choose freely between products of CCEP and its competitors. Many of CCEP’s customers are under increasing competitive pressure, including with the increasing market share of discounters, the growth of e-commerce food and beverage players, and customer consolidation.
CCEP competes with respect to a wide range of commercial factors, including brand awareness, product and packaging innovations, supply chain efficacy, customer service, sales strategy, marketing, and pricing and promotions.
The level of competition faced by CCEP may be affected by, for example, changing customer and consumer product, brand, and packaging preferences; shifts in customers’ industries; competitor strategy shifts; new competitor entrants; supplier dynamics; the weather; and social, economic, political or other external landscape shifts.
Key factors affecting CCEP’s competitive strength include, for example, CCEP’s strategic choices; investments; partnerships (e.g. with customers, franchisors and suppliers); people management; asset base (e.g. property, plant, fleet, and equipment); technological sophistication; and processes and systems.
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks this can pose to our business are set out in our Principal Risks on pages 41 to 42 and in our Risk Factors on pages 162 to 164. By responding to these challenges positively we can gain a competitive advantage.

Material contracts
There have been no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of its group is a party, for the two years immediately preceding the publication of this document.
Articles of Association
The following is a summary of the principal provisions of the Company’s Articles of Association (the Articles). Shareholders should not rely on this summary but should instead refer to the current Articles, which are filed with the Registrar of Companies in England and Wales and can be viewed at         ir.ccep.com/corporate-governance/governance-documents, and to the applicable provisions of English law. The Company has no statement of objects in its Articles and accordingly its objects are unrestricted in accordance with the provisions of the Companies Act.
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
Provisions in the Articles will not apply to uncertificated shares to the extent that they are inconsistent with:

i.	the holding of shares in uncertificated form;

ii.	the transfer of title to shares by means of a system such as CREST; and

iii.	any provisions of relevant regulations.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	174

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
In addition, the Board may decide to pay interim dividends. As the Company has only one class of shares, the holders of such shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings.
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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	175

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
(k) Retirement and removal of Directors
At every AGM all the Directors, other than the Initial Independent Non-executive Directors (Initial INEDs), shall retire from office and may offer themselves for reappointment by the shareholders. This requirement does not apply to the Chairman during the nine year period after completion of the Merger for as long as she holds office in accordance with the Articles. This requirement also does not apply to the Initial INEDs during their initial fixed term of appointment. Three Initial INEDs had an initial fixed term of appointment until the 2019 AGM, three until the 2020 AGM and three until the 2021 AGM. Initial INEDs will either stand down from the Board at the end of their initial fixed term of appointment or, if they and the Board agree, will stand for election at the relevant AGM and each AGM thereafter. There is no mandatory retirement age for any Director.
(l) Vacation of office
The office of a Director shall be vacated if:

i.	he or she resigns or offers to resign and the Board resolves to accept such offer;

ii.	he or she is prohibited by law from being a Director;

iii.
the Board determines that he or she has committed gross misconduct in carrying out his or her duties as a Director or for other similar just cause; or the Board determines that he or she has acted in breach of the Company’s anti-corruption or sanctions polices, securities dealing policies or otherwise has acted in a manner which might reasonably be expected to bring the Group into disrepute;

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

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	176

(n) Entrenchment
Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, ER or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall at all times contain a majority of INEDs may only be amended or repealed with the prior consent of a majority of the INEDs.
Documents on display
CCEP is subject to the information requirements of the US Securities Exchange Act of 1934, as amended, applicable to FPIs. In accordance with these requirements, we file our Annual Report on Form 20-F and other related documents with the US Securities and Exchange Commission (SEC). It is possible to read and copy documents that we have filed with the SEC at the SEC’s office. Please call the SEC at 1-800-SEC-0330 for information about using their public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.
Our Annual Report on Form 20-F is also available on our website (www.ccep.com). Shareholders may also order a hard copy, free of charge - see Useful Addresses on page 195.
Exchange controls
Other than those individuals and entities subject to economic sanctions that may be in force from time to time, we are not aware of any other legislative or legal provision currently in force in the UK, the US, the Netherlands or Spain restricting remittances to non-resident holders of CCEP’s shares or affecting the import or export of capital for the Company’s use.
Taxation information for shareholders
US federal income taxation
US federal income tax consequences to US holders of the ownership and disposition of CCEP shares
This section summarises the material US federal income tax consequences of owning shares as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders which may be subject to other rules, including: tax exempt entities, life insurance companies, dealers in securities, traders in securities that elect a mark-to-market method of accounting for securities holdings, investors liable for alternative minimum tax, holders that, directly or indirectly, hold 10% or more (by vote or by value) of the Company’s stock, holders that hold shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell shares as part of a wash sale for US federal income tax purposes, or holders whose functional currency is not the US dollar. In addition, if a partnership holds shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. This summary does not address any aspect of US taxation other than US federal taxation (such as the estate and gift tax, the Medicare tax on net investment income or US state or local tax). Investors should consult their tax advisors regarding the US federal, state, local and other tax consequences of owning and disposing of shares in their particular circumstances.

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
Taxation of dividends
Subject to the passive foreign investment company (PFIC) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by CCEP out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder will generally constitute “qualified dividend income” and be taxable to the holder at a preferential rate, provided that the holder has a holding period in the shares of more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements.
For US federal income tax purposes, a dividend must be included in income when the US holder actually or constructively receives the dividend. Dividends paid by CCEP to corporate US holders will generally not be eligible for the dividends received deduction allowed to US corporations in respect of dividends received from other US corporations, unless such corporate US holder holds more than 10% (by vote or by value) of the Company’s stock. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will, depending on a US holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a US holder.
The amount of a dividend distribution on shares that is paid in a currency other than the US dollar will generally be included in ordinary income in an amount equal to the US dollar value of the currency received on the date such dividend distribution is includible in income, regardless of whether the payment is, in fact, converted into US dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rate on qualified dividend income. Generally, the gain or loss will be income or loss from sources within the US for foreign tax credit purposes.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	177

Distributions in excess of CCEP’s earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in its shares and thereafter as capital gain, subject to taxation as described below.
Taxation of capital gains
Subject to the PFIC rules discussed below, a US holder will generally recognise gain or loss on any sale, exchange, redemption or other taxable disposition of shares in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder’s tax basis, determined in US dollars, in the shares. Any such capital gain or loss will generally be long-term gain or loss, subject to tax at a preferential rate for a non-corporate US holder, if the US holder’s holding period for such shares exceeds one year. Any gain or loss recognised by a US holder on the sale or exchange of shares will generally be treated as income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
PFIC status
Currently, we do not believe that shares will be treated as stock of a PFIC for US federal income tax purposes. However, we review this annually, and therefore this conclusion is subject to change. If CCEP was to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its shares, any gain realised on the sale or exchange of such shares would in general not be treated as capital gain. Instead, a US holder would be treated as if he or she had realised such gain ratably over the holding period for shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. In this case, an interest charge in respect of the tax attributable to each such year would apply. Certain distributions would be similarly treated if CCEP were treated as a PFIC. In addition, distributions made by a PFIC generally do not constitute qualified dividend income and are not eligible for the preferential tax rate applicable to such income.
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
Dividends with respect to shares and proceeds from the sale or other disposition of shares received in the US or through certain US related financial intermediaries by a non-US holder, may be subject to information reporting and backup withholding unless such non-US holder provides to the applicable withholding agent the required certification showing its non-US status, such as a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s US federal income tax liability, if any, provided the required information is given to the IRS on a timely basis.
UK taxation consequences for US holders
The following explains certain UK tax consequences of the ownership and disposition of shares for US holders who are not resident in the UK for tax purposes and to whom split year treatment does not apply, who do not carry on a trade, profession or vocation through a permanent establishment or branch or agency in the UK, and who are the absolute beneficial owners of their shares and hold such shares as a capital investment.
This information is based on UK tax law and what is understood to be the practice of HMRC, all as in effect on the date of publication, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. It is not a complete analysis of all potential UK tax considerations that may apply to a US holder. In addition, this discussion neither addresses all aspects of UK tax law that may be relevant to particular US holders nor takes into account the individual facts and circumstances of any particular US holder. Accordingly, it is not intended to be, and should not be construed as, tax advice.
Distributions on shares
No UK tax is required to be withheld from cash distributions on shares paid to US holders. In addition, US holders will not be subject to UK tax in respect of their receipt of cash distributions on their shares.
Sale, exchange, redemption or other dispositions of shares
US holders will not be subject to UK tax on capital gains in respect of any gain realised by such US holders on a sale, exchange, redemption or other disposition of their shares. Special rules may apply to individual US holders who have ceased to reside in the UK for tax purposes and who make a disposition of their shares before becoming once again resident in the UK for tax purposes.
While shares are held within the DTC clearance system, and provided that DTC satisfies various conditions specified in UK legislation, electronic book entry transfers of such shares should not be subject to UK stamp duty, and agreements to transfer such shares should not be subject to Stamp Duty Reserve Tax (SDRT). Confirmation of this position was obtained by way of formal clearance by HMRC. Likewise, transfers of, or agreements to transfer, such shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation, be subject to UK stamp duty or SDRT.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	178

In the event that shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such shares may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement (in the case of UK stamp duty, rounded up to the next multiple of £5). Any such UK stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document duly stamped by HMRC) before the transfer can be registered in the books of the Company. In the event that shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system, are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such shares). Notwithstanding the foregoing provisions of this paragraph, a transfer of listed securities may in certain circumstances be subject to UK stamp duty or SDRT based on the value of the relevant securities if this is higher than the amount of the consideration for the relevant transfer.

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

Special rules may apply to a non-US holder who was previously a US holder and who again becomes a US holder in a later year.
A non-US holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSEQUENCES. IT IS NOT INTENDED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES AND SHOULD NOT BE SO CONSTRUED. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	179

Selected financial data
The following selected financial data has been extracted from, and should be read in conjunction with the consolidated financial statements of the Group and their accompanying notes.
Coca-Cola European Partners plc was created through the Merger on 28 May 2016 of the businesses of Coca-Cola Enterprises, Inc., (CCE), Coca-Cola Iberian Partners, S.A. (CCIP) and Coca-Cola Erfrischungsgetränke GmbH (CCEG). As part of the Merger, in July 2016, the Company completed the acquisition of Vifilfell hf., the Coca-Cola bottler in Iceland. Upon the consummation of the Merger, the historical consolidated financial statements of CCE became CCEP’s historical financial statements as CCE was deemed to be the predecessor to CCEP. Therefore, the financial results presented here for the years ended 31 December 2014, 31 December 2015 and for the period from 1 January 2016 to 27 May 2016 refer to CCE and its consolidated subsidiaries, and the periods subsequent to 28 May 2016 refer to the combined financial results of CCEP.
For all periods up to and including the year ended 31 December 2015, CCE prepared and published its consolidated financial statements in accordance with US GAAP. As part of first time adoption of IFRS for CCEP and to provide comparative period information, the financial statements of CCE for 2014 and 2015 were prepared in accordance with IFRS. The date of transition to IFRS was 1 January 2014, at which date an opening IFRS statement of financial position was prepared.
The financial information presented here has been prepared in accordance with IFRS as issued by the IASB and adopted by the EU. There are no differences between IFRS as issued by the IASB and IFRS as adopted by the EU that have an impact for the years presented.

	2018	2017	2016	2015	2014
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	11,518	11,062	9133	6,329	6,217
Cost of sales	(7,060)	(6,772)	(5,584)	(4,017)	(3,987)
Gross profit	4,458	4,290	3,549	2,312	2,230
Selling and distribution expenses	(2,178)	(2,124)	(1,615)	(919)	(944)
Administrative expenses	(980)	(906)	(1,083)	(634)	(539)
Operating profit	1,300	1,260	851	759	747
Finance income	47	48	31	24	34
Finance costs	(140)	(148)	(154)	(134)	(123)
Total finance costs, net	(93)	(100)	(123)	(110)	(89)
Non-operating items	(2)	(1)	(9)	(5)	—
Profit before taxes	1,205	1,159	719	644	658
Taxes	(296)	(471)	(170)	(131)	(174)
Profit after taxes	909	688	549	513	484

	2018	2017	2016	2015	2014
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	15,225	14,880	15,143	5,113	5,040
Current assets	2,991	3,314	3,425	1,883	2,008
Total assets	18,216	18,194	18,568	6,996	7,048
Non-current liabilities	7,860	8,222	8,355	4,119	3,706
Current liabilities	3,792	3,287	3,752	2,006	2,155
Total liabilities	11,652	11,509	12,107	6,125	5,861
Total equity	6,564	6,685	6,461	871	1,187
Total equity and liabilities	18,216	18,194	18,568	6,996	7,048

Capital stock data
Number of shares (in millions)	475	485	483	227	239
Share capital (in € million)	5	5	5	3	3
Share premium (in € million)	152	127	114	2,729	2,711

Per share data
Basic earnings per share (€)	1.88	1.42	1.45	2.23	1.96
Diluted earnings per share (€)	1.86	1.41	1.42	2.19	1.92
Dividends declared per share (€)(A)	1.06	0.84	0.86	1.01	0.75
Dividends declared per share ($)(A)	n/a	n/a	0.97	1.12	1.00

(A)
As a result of the Merger, dividends declared in 2016 may be viewed in two separate categories: dividends declared by CCEP in euros and dividends declared by CCE in US dollars. Dividends declared by CCE in 2016 in US dollars have been converted to euro from US dollars to provide an annualised dividend amount for 2016 using the average exchange rate for the respective period. Similarly, dividends declared by CCEP in euros in 2016 have been converted to US dollars to provide an annualised dividend amount for 2016 using the average exchange rate for the respective period. All dividends declared prior to 2016 were declared in US dollars and have been converted to euro using the average exchange rate for each respective period.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	180

Operations review
Revenue
Revenue increased by €0.4 billion, or 4.0%, from €11.1 billion in 2017 to €11.5 billion in 2018. Refer to the business and financial review section for a discussion of significant factors that impacted revenue in 2018, as compared to 2017.
2017 vs 2016
On a reported basis, revenue increased by €1.9 billion, or 21.0%, from €9.1 billion in 2016 to €11.1 billion in 2017, driven primarily by a full year of operations for Iberia and Germany in 2017, as compared to only seven months in 2016. Iberia and Germany revenues increased €1.0 billion and €0.9 billion, respectively, in 2017. Excluding the impact of Iberia and Germany, revenues were flat year over year. On a reported basis, revenue in Great Britain declined by 2.5%, driven by a decline in the British pound versus the euro. Adjusting for a 7.0% unfavourable change due to currency, Great Britain’s revenue was up 4.5% year on year. This improvement was driven primarily by volume gains of 2.0% (adjusted for one less selling day in 2017 versus 2016), and favourable price/mix movements. Revenue in France increased by 0.5%, as improvements in price/mix outpaced a slight decline in volume. Revenue in the Northern European territories (Belgium, Luxembourg, Netherlands, Iceland, Norway and Sweden) was up 4.5%, led by Belgium/Luxembourg and the Netherlands, and the inclusion of Iceland.
Volume
Refer to the business and financial review section for a discussion of significant factors that impacted volume in 2018, as compared to 2017.
2017 vs 2016
The following table summarises the change in our unit case volume for the periods presented, as adjusted to reflect the impact of one less selling day in 2017 versus 2016 (rounded to the nearest 0.5%):

2017 versus 2016
Change in volume	23.0%
The following table summarises volume by major brand category for the periods presented, as adjusted to reflect the impact of one less selling day in 2017 versus 2016 (rounded to the nearest 0.5%):

	2017 versus 2016 Change	2017 % of total	2016 % of total
Sparkling
Coca-Cola trademark	20.5%	63.5%	65.0%
Sparkling flavours and energy	28.5%	21.5%	20.5%
Still
Juices, isotonics and other	23.0%	8.0%	8.0%
Water	33.0%	7.0%	6.5%
Total	23.0%	100.0%	100.0%
The change in volume between 2017 and 2016 was primarily due to the inclusion in 2017 of full year operating results for Germany and Iberia. Excluding the impact of Germany and Iberia, the change in volume between 2017 and 2016 would have been an increase of approximately 1.5% (adjusted for the selling day shift).
Cost of sales
On a reported basis, cost of sales increased 4.5%, from €6.8 billion in 2017 to €7.1 billion in 2018. Refer to the business and financial review section for a discussion of significant factors that impacted cost of sales in 2018, as compared to 2017.
2017 vs 2016
On a reported basis, cost of sales increased 21.5%, from €5.6 billion in 2016 to €6.8 billion in 2017, driven primarily by the full year of operations for Iberia and Germany in 2017, as compared to only seven months in 2016. Excluding the Impact of Iberia and Germany, cost of sales increased 2% between 2017 and 2016. This increase was driven by year over year cost increases in key inputs, principally concentrate and sweetener, and an increase in restructuring charges recorded in cost of sales as a result of the integration and synergy programme. These increases were partially offset by benefits from our synergy programmes and currency exchange rate changes, specifically the British pound to euro exchange rate.
Included within cost of sales for 2017 are €66 million of restructuring charges. These charges principally related to restructuring activities under the integration and synergy programme including the optimisation of manufacturing, warehouse and labour productivity, cold drink operational practices and facilities, further facility rationalisation in Germany and supply chain organisational design improvements such as route to market.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	181

Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2018	2017	2016
	€ million	€ million	€ million
Selling and distribution expenses	2,178	2,124	1,615
Administrative expenses	980	906	1,083
Total	3,158	3,030	2,698
On a reported basis, selling and distribution expenses and administrative expenses (operating expenses) increased by 4.0% from €3.0 billion in 2017 to €3.2 billion in 2018, driven primarily by an increase in administrative expenses due to the restructuring activities under our integration and synergy programme, supply chain site consolidation in Great Britain and Iberia and other initiatives in Iberia and Germany.
2017 vs 2016
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
Finance costs, net
Finance costs, net totalled €93 million, €100 million and €123 million in 2018, 2017 and 2016, respectively. The following tables summarise the primary items impacting our interest expense during the periods presented:

	2018	2017	2016
Average outstanding debt balance (€ million)	5,674	6,263	5,709
Weighted average cost of debt	1.6%	1.6%	1.8%
Fixed rate debt (% of portfolio)	87%	77%	77%
Floating rate debt (% of portfolio)	13%	23%	23%
Other non-operating items
Other non-operating expense totalled €2 million, €1 million and €9 million in 2018, 2017 and 2016, respectively. Our other non-operating expense is primarily made up of remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions.
Tax expense
In 2018, our reported effective tax rate was 24.6%. This includes the impact of an €11 million non-recurring tax expense related to the continuing impact assessment of the US Tax Act enacted in 2017. Our 2018 reported effective tax rate also reflected a deferred tax benefit of €38 million due to the enactment of corporate income tax rate reductions and rule changes in the Basque region, the Netherlands and Sweden. In addition, our 2018 reported effective tax rate also includes a €24 million deferred tax expense reflecting a change in tax basis related to the simplification of our debt and capital structure.
In 2017, our reported effective tax rate was 40.6%. This includes the impact of a net €125 million non-recurring book tax expense related to the deemed repatriation of profits to the US under the US Tax Act and a €195 million reduction in deferred tax assets in the US primarily due to the elimination of foreign tax credits. Our 2017 reported effective tax rate also reflected a deferred tax benefit of €33 million due to the enactment of corporate income tax rate reductions in France, Belgium and Norway.
In 2016, our reported effective tax rate was 23.6%. Prior to the Merger on 28 May 2016, the accounting predecessor to the Group was CCE, a US tax resident and from the date of the Merger, a UK company became the parent of the Group. The inclusion of Germany and Iberia during 2016 also impacted the effective tax rate as well as a deferred tax benefit of €42 million due to the enactment of corporate income tax rate reductions in the UK and France and the US tax impact associated with repatriating to the US €195 million of 2016 non-US earnings.
Cash flow and liquidity review
Liquidity and capital resources
Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt and equity securities and bank borrowings. Based on information currently available, we do not believe we are at significant risk of default by our counterparties.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	182

The Group satisfies seasonal working capital needs and other financing requirements with operating cash flow, cash in hand, short-term borrowings and line of credit. At 31 December 2018, the Group had €469 million in third party debt maturities in the next 12 months, €120 million of which was in the form of short-term commercial paper and €349 million Eurobond notes. In addition to using operating cash flow and cash in hand, the Group may repay our short-term obligations by issuing more debt which may take the form of commercial paper and/or long-term debt. Further details regarding the level of borrowings at the year end are provided in Note 11 of the consolidated financial statements.
In February 2018, the Board increased our quarterly dividend by more than 20% from €0.21 per share to €0.26 per share. In October 2018, a further increase in the quarterly dividend to €0.28 per share was declared. For the full year 2018, our dividend per share paid represented approximately 46% of our comparable diluted earnings per share. This is in line with our commitments to deliver long-term value to shareholders. Going forward from 2019 onwards, there will be two interim dividend payments instead of four quarterly dividend payments.
Historically, CCE had authorised and completed a number of share buyback programmes. Immediately prior to the Merger, CCE had authorisations from the CCE Board of Directors to repurchase shares up to US$1.0 billion. CCE completed its planned share repurchases during the second half of 2015. As part of the Merger agreement, the 128,993,430 shares held in treasury on the acquisition date, with a total cost of €3.3 billion, were cancelled. Since the Merger, there have been no share repurchases made by the Group until 2018. In September 2018, the Company announced a new share buyback programme up to € 1.5 billion. For further details of the 2018 share buyback programme refer to Note 14.
Credit ratings and covenants
The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings continue to be investment grade with stable outlook. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities of TCCC, and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of cash flow activities
2018
During 2018, our primary sources of cash included: (1) €1,806 million from operating activities, net of cash payments related to restructuring programmes of €245 million and contributions to our defined benefit pension plans of €56 million; and (2) proceeds of €398 million from the issuance of €400 million 1.5% notes due in 2027.
Our primary uses of cash were: (1) payments on debt of €444 million (refer to Financing activities below); (2) dividend payments of €513 million; (3) payments related to the share buyback programme of €502 million; (4) capital spend on property, plant and equipment of €525 million and software €75 million; (5) net changes in short term borrowings of €131 million and (6) net interest paid of €81 million.
2017
During 2017, our primary sources of cash included: (1) €1,623 million from operating activities, net of cash payments related to restructuring programmes of €276 million and contributions to our defined benefit pension plans of €58 million; and (2) proceeds of €600 million from the issuance of €350 million floating rate notes due in 2021, and €250 million net issuances of short-term borrowings.
Our primary uses of cash were: (1) payments on debt of €1,180 million (refer to Financing activities below); (2) dividend payments of €489 million; and (3) capital spend on property, plant and equipment of €484 million.
2016
During 2016, our primary sources of cash included: (1) €1,244 million from operating activities, net of cash payments related to restructuring programmes of €212 million and contributions to our defined benefit pension plans of €78 million; and (2) proceeds of €3.2 billion from the issuances of debt.
Our primary uses of cash were: (1) return of capital to CCE shareholders of €3 billion; (2) debt maturity payments of €424 million, primarily the $250 million 2.00% notes falling due in 2016, and the payment of €73 million of debt obligations to TCCC assumed at the time of the Merger; (3) capital spend on property, plant and equipment of €459 million; and (4) dividend payments of €204 million.
Operating activities
2018 versus 2017
Our cash derived from operating activities totalled €1.8 billion in 2018 versus €1.6 billion in 2017. This increase was primarily due to higher profit before tax and working capital benefits attained in the year.
2017 versus 2016
Our cash derived from operating activities totalled €1.6 billion in 2017 versus €1.2 billion in 2016. This increase was primarily due to the inclusion of Germany and Iberia operating cash flows for a full year versus seven months in 2016.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	183

Investing activities
Capital asset investments represent a primary use of cash for our investing activities.
The following table summarises the capital investments for the periods presented:

	2018	2017	2016
	€ million	€ million	€ million
Supply chain infrastructure	409	322	309
Cold drink equipment	109	160	115
Fleet and other	7	2	35
Total capital asset investments	525	484	459
No significant other investing activities took place during the year ended 31 December 2018 or 2017.
As part of our investing activities in 2016, cash and cash equivalent balances of €149 million were acquired from Germany and Iberia in connection with the Merger. These cash inflows were partially offset in the year by the €35 million cash payment used as the consideration to acquire Vifilfell hf. and €4 million of other items.
During 2019, we expect our capital expenditures to be in a range of €525 million to €575 million and to be invested in similar categories as those listed in the table above. We believe our operating cash flow, cash in hand and available short-term and long-term capital resources are sufficient to fund these plans.
Financing activities
Our net cash used in financing activities totalled €1,259 million, €1,152 million and €626 million in 2018, 2017 and 2016, respectively.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of Debt	Maturity Date	Rate	2018	2017	2016
€400 million notes	November 2027	1.5%	398	—	—
€350 million notes	November 2021	floating	—	350	—
€500 million notes	November 2017	floating	—	—	499
€700 million notes	February 2022	0.8%	—	—	695
€500 million notes	May 2024	1.1%	—	—	493
€500 million notes	May 2028	1.8%	—	—	491
Term loan	April 2021	floating	—	—	996
€500 million notes	March 2030	1.9%	—	—	—
Total issuances of debt, less short-term borrowings, net of issuance costs			398	350	3,174
Net issuances of short-term borrowings	—	(A)	—	250	—
Total issuances of debt, net of issuance costs			398	600	3,174

Payments on Debt	Maturity Date	Rate	2018	2017	2016
Term loan	May 2018-2021	floating	(425)	(300)	—
€350 million notes	September 2017	3.1%	—	(350)	—
€500 million notes	November 2017	floating	—	(500)	—
US$250 million notes	August 2016	2.0%	—	—	(223)
Payments of other non-current borrowings	—	6.7%	(1)	(10)	—
Capital lease & other borrowings	—	—	(18)	(20)	(18)
Repayments on third-part borrowings, less short-term borrowings			(444)	(1,180)	(241)
Net payments of short-term borrowings	—	(A)	(131)	—	(183)
Total payments on debt			(575)	(1,180)	(424)

(A)	These amounts represent short-term euro commercial paper with varying interest rates.

Our financing activities during 2018 included dividend payments totalling €513 million. These included three dividend payments from March 2018 through to September 2018 totalling €379 million, each based on a dividend rate of €0.26 per share and one dividend payment for €134 million paid in November 2018 based on a dividend rate of €0.28 per share.
During 2018, 2017 and 2016, short-term borrowings of €5 million, €50 million and €200 million, respectively, were drawn against a credit facility and subsequently repaid prior to 31 December.
Our financing activities during 2017 included dividend payments totalling €489 million. These included €82 million paid in January 2017, based on a dividend rate of €0.17 per share, and four dividend payments from April 2017 through to December 2017 totalling €407 million, each based on an increased dividend rate of €0.21 per share.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	184

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
Financial position
2018 vs 2017
Refer to the business and financial review section for a discussion of the financial position in 2018 as compared with 2017.
2017 versus 2016

	31 December 2017	31 December 2016	Change	Change
	€ million	€ million	€ million	%
Assets
Non-current assets	14,880	15,143	(263)	1.5%
Current assets	3,314	3,425	(111)	3.0%
Total assets	18,194	18,568	(374)	2.0%
Liabilities
Non-current liabilities	8,222	8,355	(133)	1.5%
Current liabilities	3,287	3,752	(465)	12.5%
Total liabilities	11,509	12,107	(598)	5.0%
Total equity	6,685	6,461	224	3.5%
Total equity and liabilities	18,194	18,568	(374)	2.0%
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
Total non-current liabilities decreased by €133 million, or 1.5%, from €8.4 billion at 31 December 2016 to €8.2 billion at 31 December 2017. This change was mainly driven by a reduction of €116 million in our employee benefit liabilities primarily due to the actual return on underlying assets exceeding actuarial estimates, a reduction in non-current borrowings of €88 million reflecting early repayments on a term loan of €300 million, foreign exchange movements on our US denominated debt and issuance of €350 million floating rate notes, offset by an increase in our derivative liabilities of €92 million relating to our US denominated debt.
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
Raw materials
CCEP purchases concentrates and syrups from TCCC and other franchisors to manufacture products. In addition, the Group purchases sweeteners, juices, coffee, mineral waters, finished product, carbon dioxide, fuel, PET (plastic) preforms, glass, aluminium and plastic bottles, aluminium and steel cans, pouches, closures, post-mix and packaging materials. The Group generally purchases raw materials, other than concentrates, syrups and mineral waters, from multiple suppliers. The product licensing and bottling agreements with TCCC and agreements with some of our other franchisors provide that all authorised containers, closures, cases, cartons and other packages, and labels for their products must be purchased from manufacturers approved by the respective franchisor. The principal sweetener we use is sugar derived from sugar beets. Our sugar purchases are made from multiple suppliers. The Group does not separately purchase low-calorie sweeteners because sweeteners for low-calorie beverage products are contained in the concentrates or syrups we purchase.
The Group produces most of its plastic bottle requirements within the production facilities using preforms purchased from multiple suppliers. The Group believes the self-manufacture of certain packages serves to ensure supply and to reduce or manage costs. The Group does not use any materials or supplies that are currently in short supply, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	185

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
Contractual obligations
The following table reflects the Group's contractual obligations as at 31 December 2018:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings(A)	5,543	469	1,557	1,045	2,472
Finance lease obligations(B)	83	22	27	12	22
Operating lease obligations(C)	300	94	126	43	37
Interest obligations(D)	484	86	139	108	151
Purchase agreements(E)	691	382	252	52	5
Total	7,101	1,053	2,101	1,260	2,687

(A)
These amounts represent the Group’s scheduled debt maturities, excluding finance lease obligations. Refer to Note 11 of the consolidated financial statements for further details about the borrowings of CCEP.

(B)
These amounts represent the Group’s minimum finance lease payments (including amounts representing interest). Refer to Note 11 of the consolidated financial statements for further details about the finance leases of CCEP.

(C)
These amounts represent the Group’s minimum operating lease payments due under non-cancellable operating leases with initial or remaining lease terms in excess of one year as at 31 December 2018. Income associated with sublease arrangements is not significant. Refer to Note 20 of the consolidated financial statements for further details about the operating leases of CCEP.

(D)
These amounts represent estimated interest payments related to the Group’s long-term debt obligations, excluding financing leases. Interest on fixed-rate debt has been calculated based on applicable rates and payment dates. Interest on variable rate debt has been calculated using the forward interest rate curve. Refer to Note 22 of the consolidated financial statements for further details about Financial Risk Management with CCEP.

(E)
These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €148 million as at 31 December 2018. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.  These are excluded from the table above.

The above table does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in Note 22 of the consolidated financial statements.
The above table also does not reflect employee benefit liabilities of €161 million which include current liabilities of €19 million and non-current liabilities of €142 million as at 31 December 2018. Refer to Note 13 of the consolidated financial statements for further information.
Properties
The Group’s principal properties include production facilities, sales and distribution centres, business unit headquarter offices, a shared service centre and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2018:

	Great Britain	France	Belgium / Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	1	—	—	—	—	—	1	1	—	3
Owned	5	5	3	1	1	1	16	10	2	44
Total	6	5	3	1	1	1	17	11	2	47
Sales and/or distribution facilities
Leased	5	—	3	2	13	2	34	81	—	140
Owned	5	—	—	—	—	1	9	8	—	23
Total	10	—	3	2	13	3	43	89	—	163

(A)	All production facilities are combination production and warehouse facilities.

The Group’s principal properties cover approximately 52.7 million square feet in the aggregate of which 10.6 million square feet is leased and 42.1 million square feet is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2018, the Group operated approximately 14 thousand vehicles of various types, the majority of which are leased. The Group also owned approximately 1.3 million pieces of cold drink equipment, principally coolers and vending machines.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	186

Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934 (Exchange Act), which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at 31 December 2018. Based on that evaluation, the Group’s Chief Executive Officer and Chief Financial Officer have concluded that the Group’s disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
The Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision of the principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s consolidated financial statements for external reporting purposes in accordance with IFRS issued by the IASB. The Group’s internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group’s transactions and dispositions of assets; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Group’s consolidated financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorisations of management and the Directors of the Group; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Group’s consolidated financial statements. Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2018, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2018 was effective. Ernst & Young LLP, the Group’s independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as at 31 December 2018, which is set out on page 103.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2018 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Principal accountants’ fees and services
The Audit Committee has established policies and procedures for the engagement of the independent registered public accounting firm, Ernst & Young LLP, to render audit and certain assurance and tax services. The policies provide for pre-approval by the Audit Committee of specifically defined audit, audit related, tax and other services that are not prohibited by regulatory or other professional requirements. Ernst & Young are engaged for these services when its expertise and experience of CCEP are important. Most of this work is of an audit nature. Tax services were awarded either through a full competitive tender process or following an assessment of the expertise of Ernst & Young relative to that of other potential service providers. These services are for a fixed term.
Under the policy, pre-approval is given for specific services within the following categories: advice on accounting, auditing and financial reporting matters; internal accounting and risk management control reviews (excluding any services relating to information systems design and implementation); non-statutory audit; project assurance and advice on business and accounting process improvement (excluding any services relating to information systems design and implementation relating to CCEP’s financial statements or accounting records); due diligence in connection with acquisitions, disposals and arrangements in which two or more parties have joint control (excluding valuation or involvement in prospective financial information); income tax and indirect tax compliance and advisory services; employee tax services (excluding tax services that could impair independence); provision of, or access to, Ernst & Young publications, workshops, seminars and other training materials; provision of reports from data gathered on non-financial policies and information; and assistance with understanding non-financial regulatory requirements. The Audit Committee has delegated authority to the chairman of the Audit Committee to approve permitted services provided that the chairman reports any decisions to the committee at its next scheduled meeting. Any proposed service not included in the approved service list must be approved in advance by the Audit Committee chairman and reported to the Committee, or approved by the full Audit Committee in advance of commencement of the engagement.
The Audit Committee evaluates the performance of the auditors each year. The Committee keeps under review the scope and results of audit work and the independence and objectivity of the auditors. The audit fees payable to Ernst & Young are reviewed by the Committee for cost effectiveness each year. External regulation and CCEP policy requires the auditors to rotate their lead audit partner every five years. (See Note 15 of the consolidated financial statements for details of fees for services provided by auditors.)

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	187

FORM 20-F TABLE OF CROSS REFERENCES

Page
Part 1
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A - Selected financial data.	180
	B - Capitalization and indebtedness.	n/a
	C - Reason for the offer and use of proceeds.	n/a
	D - Risk factors.	162-168
Item 4	Information on the Company
	A - History and development of the company.	22, 109, 169-170, 177, 184
	B - Business overview.	2-7, 16-17, 22-29, 109-112, 167, 173-174, 185
	C - Organizational structure.	109, 149-150
	D - Property, plants and equipment.	116-117, 184, 186
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A - Operating results.	22-29, 112, 133-134, 181-182, 185
	B - Liquidity and capital resources.	27-28, 119, 123-125, 131-132, 182-186
	C - Research and development, patents and licences, etc.	114
	D - Trend information.	22-29, 181-182
	E - Off-balance sheet arrangements.	186
	F - Tabular disclosure of contractual obligations.	186
	G - Safe harbor.	196
Item 6	Directors, Senior Management and Employees
	A - Directors and senior management.	49-56, 169
	B - Compensation.	76-87, 126-131, 136
	C - Board practices.	49-75, 169
	D - Employees.	18-19, 133, 170
	E - Share ownership.	19, 83-84, 169
Item 7	Major Shareholders and Related Party Transactions
	A - Major shareholders.	89
	B - Related party transactions.	135-136
	C - Interests of experts and counsel	n/a
Item 8	Financial Information
	A - Consolidated Statements and Other Financial Information.	104-150, 180-187
	B - Significant Changes.	n/a
Item 9	The Offer and Listing.
	A - Offer and listing details.	n/a
	B - Plan of distribution.	n/a
	C - Markets.	170
	D - Selling shareholders.	n/a
	E - Dilution.	n/a
	F - Expenses of the issue.	n/a

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	188

Page
Item 10	Additional Information.
	A - Share capital.	170-173
	B - Memorandum and articles of association.	169, 174-177
	C - Material contracts.	174
	D - Exchange controls.	177
	E - Taxation.	177-179
	F - Dividends and paying agents.	n/a
	G - Statement by experts.	n/a
	H - Documents on display.	177
	I - Subsidiary Information.	149-150
Item 11	Quantitative and Qualitative Disclosures about Market Risk.	120-123, 145-147
Item 12	Description of Securities Other than Equity Securities.
	A - Debt Securities.	n/a
	B - Warrants and Rights.	n/a
	C - Other Securities.	n/a
	D - American Depository Shares.	n/a
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies.	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.	n/a
Item 15	Controls and Procedures.	103, 187
Item 16A	Audit committee financial expert.	58, 71
Item 16B	Code of Ethics.	58
Item 16C	Principal Accountant Fees and Services.	74, 134, 187
Item 16D	Exemptions from the Listing Standards for Audit Committees.	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	90, 171, 173
Item 16F	Change in Registrant’s Certifying Accountant.	n/a
Item 16G	Corporate Governance.	58
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements.	104-150
Item 18	Financial Statements.	n/a
Item 19	Exhibits.	190

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	189

EXHIBITS

The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov.

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 3 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 3.1
Shareholders’ Agreement by and among the Company, Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG (incorporated by reference to Annex C to the proxy statement/prospectus contained in CCEP’s Form F-4/A registration statement filed with the SEC on April 11, 2016).

Exhibit 3.2
Form of Bottler’s Agreement entered into between The Coca-Cola Company and the bottling subsidiaries of CCEP (incorporated by reference to Exhibit 10.7 to the Company’s Form F-4/A registration statement filed with the SEC on April 7, 2016).

Exhibit 3.3	Coca-Cola European Partners plc Long-Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.1 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 3.4
Rules of the Coca-Cola Enterprises Belgium/Coca-Cola Enterprises Services Belgian and Luxembourg Share Savings Plan (incorporated by reference to Exhibit 4.3 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).

Exhibit 3.5	Trust Deed and Rules of Coca-Cola Enterprises UK Share Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 3.6
The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 99.1 to Coca-Cola Enterprises, Inc.’s Current Report on Form 8-K filed on February 9, 2012).

Exhibit 3.7
The Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan As Amended and Restated (Effective December 14, 2010) (incorporated by reference to Exhibit 10.9.1 to Coca-Cola Enterprises, Inc.’s Annual Report on Form 10-K filed on February 14, 2011).

Exhibit 3.8
Deed of Assumption and Replacement relating to Equity Awards of Coca-Cola Enterprises, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Post-Effective Amendment No. 1 on Form S-8 to Form F-4 registration statement filed with the SEC on June 1, 2016).

Exhibit 8	List of Subsidiaries of the Company (included in Note 24 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell
Exhibit 12.2	Rule 13a-14(a) Certification of Nik Jhangiani
Exhibit 13	Rule 13a-14(b) Certifications
Exhibit 15.1	Consent of Ernst & Young LLP, UK
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
The total amount of long-term debt securities of the Company and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the SEC on request.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	190

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Coca-Cola European Partners plc

_____/s/ Damian Gammell_____
Damian Gammell
Chief Executive Officer
14 March 2019

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	191

GLOSSARY

Unless the context otherwise requires, the following terms have the meanings shown below.

2010 Plan	CCE 2010 Incentive Award Plan
2016 UKCGC	the UK Corporate Governance Code (April 2016 edition)
2018 UKCGC	the UK Corporate Governance Code (July 2018 edition)
Admission	the date of the Company’s admission to the UK market (28 May 2016)
AGM	Annual General Meeting
ARR	Annual Report on Remuneration
Articles	Articles of Association of Coca-Cola European Partners plc
BEIS	Department for Business, Environment and Industrial Strategy of the UK
Board	Board of Directors of Coca-Cola European Partners plc
BPF	business performance factor
Brexit	the potential departure of the UK from the EU
Bribery Act or UKBA	the UK Bribery Act 2010
Business Unit	a business unit of the Group
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEG or Coca-Cola Erfrischungsgetränke or Germany	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)
CCEP or the Group	Coca-Cola European Partners plc (registered in England and Wales number 9717350) and its subsidiaries and subsidiary undertakings from time to time
CCEP LTIP	Long-Term Incentive Plan 2016
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)
CDP	formerly known as the Carbon Disclosure Project
CEO	Chief Executive Officer (of Coca-Cola European Partners plc)
CFO	Chief Financial Officer (of Coca-Cola European Partners plc)
CGU	cash generating units
Chairman	the Chairman of Coca-Cola European Partners plc
CIO	Chief Information Officer (of Coca-Cola European Partners plc)
Cobega	Cobega, S.A.
Coca-Cola system	comprises The Coca-Cola Company and more than 250 bottling partners worldwide
CoC	Code of Conduct
CODM	chief operating decision maker
Committee(s)	the five committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Corporate Social Responsibility and Affiliated Transaction Committees
Committee Chairman/Chairmen	the Chairman/Chairmen of the Committee(s)
Committee member(s)	member(s) of the Committees
Companies Act	the UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola European Partners plc
Company Secretary	Company Secretary (of Coca-Cola European Partners plc)
Conflict	any matter which would involve a Director breaching his or her duty under the Companies Act to avoid a conflict of interest
CSR	Corporate Social Responsibility
CTA	Contractual Trust Arrangement
DEFRA	UK Department for Environment, Food and Rural Affairs
Deloitte	Deloitte LLP
Director(s)	a (the) director(s) of Coca-Cola European Partners plc
DRS	deposit return scheme
DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EBITDA	earnings before interest, tax, depreciation and amortisation
EEA	European Economic Area
EIR	effective interest rate
EPS	earnings per share
ERA	enterprise risk assessment
ESMA	European Securities and Markets Authority
ESP	Employee Share Plan
EU	European Union

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	192

EU Plastics Strategy	the European Strategy for Plastics in a Circular Economy
European Refreshments or ER	European Refreshments, a wholly-owned subsidiary of TCCC
Exchange Act	the US Securities Exchange Act of 1934
Executive Leadership Team or ELT	the CEO and his direct senior leadership reports
FCPA	US Foreign Corrupt Practices Act of 1977
FIFO	first-in, first-out method
Fimalac	Fimalac Developpement
FMCG	fast moving consumer goods
FPI	foreign private issuer, a term that applies to a company under the rules of the New York Stock Exchange that is not a domestic US company
FRC	the Financial Reporting Council
FRS	Financial Reporting Standards
FTSE4Good	a series of ethical investment stock market indices launched in 2001 by the FTSE Group
GAAP	Generally Accepted Accounting Principles
GB Scheme	the Great Britain defined benefit pension plan
GDPR	General Data Protection Regulation of the EU
GHG	greenhouse gas
Group or CCEP	Cola-Cola European Partners plc and its subsidiaries and subsidiary undertakings from time to time
HMRC	Her Majesty’s Revenue and Customs, the UK’s tax authority
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IAS Regulations	International Accounting Standards (IAS) Regulations relate to the harmonisation of the financial information presented by issuers of securities in the European Union
IEA	International Energy Agency
IFRS	International Financial Reporting Standards
IGD	Institute of Grocery Distribution in the UK
INEDs	independent non-executive directors of Coca-Cola European Partners plc
Initial INEDs	independent non-executive directors who were appointed to the Company’s Board on completion of the Merger
IPF	individual performance factor
the IRC	the US Internal Revenue Code of 1986, as amended
ISAE 3000	International Standard on Assurance Engagements 3000
ISO	International Organisation for Standardisation
Legacy LTIP	CCE Legacy Long-Term Incentive Plan
Listing Rules or LRs	the Listing Rules of the UK Financial Conduct Authority
LSE	London Stock Exchange
LTI	long-term incentive
LTIP	Long-Term Incentive Plan
Merger
the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke GmbH

Merger Agreement
the merger agreement dated 6 August 2015 between Coca-Cola European Partners plc, Coca-Cola Enterprises, Inc., Coca-Cola European Partners Holdings US, Inc., formerly known as Orange U.S. HoldCo, LLC, and Coca-Cola European Partners US, LLC, formerly known as Orange MergeCo, LLC

NARTD	non-alcoholic ready to drink
NEDs	non-executive directors of Coca-Cola European Partners plc
NGO	non-governmental organisation
NYSE	New York Stock Exchange
NYSE Rules	the corporate governance rules of the NYSE
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
Official List
the Official List is the list maintained by the Financial Conduct Authority of securities issued by companies for the purpose of those securities being traded on a UK regulated market such as Euronext London

Olive Partners	Olive Partners, S.A.
Company or Parent Company	Coca-Cola European Partners plc
Paris Climate Change Agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference
Pension Plan 1 and Pension Plan 2	the Germany defined benefit pension plans
PET	polyethylene terephthalate
PFIC	passive foreign investment company
Remuneration Policy	the Remuneration Policy as approved by shareholders at the Company’s AGM held on 22 June 2017
rPET	recycled PET

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	193

Prospectus
the prospectus dated 25 May 2016 issued to investors regarding the admission to the standard listing segment of the Official List and to trading on Euronext London and the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges (together the Spanish Stock Exchanges)

PSU	performance share unit
RMO	recovery management office
ROIC	return on invested capital
RSU	restricted stock unit
SBTi	Science Based Targets initiative
SAGP	Sustainable Agriculture Guiding Principles
SDRT	stamp duty reserve tax
SGP	Supplier Guiding Principles
SEC	Securities Exchange Commission of the US
Shareholders’ Agreement	the shareholders’ agreement dated 28 May 2016 between Coca-Cola European Partners plc and Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. KG
SI	strategic imperative
SID	Senior Independent Director
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002
S&P	Standard & Poor’s
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges
SUP Directive	Proposed EU Directive on the reduction of the impact of certain plastic products on the environment
SVA	source water vulnerability assessment
SWPP	source water protection plan
TCCC	The Coca-Cola Company
Transfer	the intention to transfer CCEP’s existing admission to trading on the market of Euronext London to the Main Market of LSE
TSR	total shareholder return
UK Accounting Standards	Financial Reporting Standards issued by the Accounting Standards Board
UKBA or Bribery Act	the UK Bribery Act 2010
UKCGC	UK Corporate Governance Code (see also 2016 UKCGC and 2018 UKCGC)
UNESDA	Union of European Soft Drinks Associations
unit case	approximately 5.678 litres or 24 servings, a typical volume measurement unit.
US GAAP	the US Generally Accepted Accounting Principles
US Tax Act	the Tax Cuts and Jobs Act 2017 of the US
VAT	value added tax
WEEE	EU Directive on Waste Electrical and Electronic Equipment
WRI/WBCSD GHG Protocol	World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	194

USEFUL ADDRESSES

Registered office
Coca-Cola European Partners plc
Pemberton House
Bakers Road
Uxbridge
UB8 1EZ
Registered in England and Wales
Company number: 9717350
Share registration

US shareholders:	Shareholders in Europe and outside the US:
Computershare 462 South 4th Street Suite 1600 Louisville KY 40202 1-800-418-4223	Computershare The Pavilions Bridgwater Road Bristol BS99 6ZZ +44 (0)370 702 0003
Report ordering
Shareholders who would like a paper copy of the Integrated Report, which will be despatched from around 17 April 2019, can make their request by post to the Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via ir.ccep.com/investor-services/information-request or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639.
Agent for service of process in the US
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	195

FORWARD LOOKING STATEMENTS

This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of this 2018 Annual Report on Form 20-F, including the statements under the following headings: Changing consumer preferences and the health impact of soft drinks (such as sugar alternatives); Legal and regulatory intervention (such as the development of regulations regarding packaging and taxes); Packaging and plastics; Competitiveness and transformation; Cyber and social engineering attacks; The market (such as customer consolidation and route to market); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU, political instability in Catalonia, “Gilets Jaunes” protest movement and demonstrations in France); The relationship with TCCC and other franchisors; Product quality; and Other risks.
Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

Coca-Cola European Partners plc / 2018 Integrated Report and Form 20-F	196

Designed by Salterbaxter An MSL Company This report has been printed on Revive 100 Silk – an FSC® certified paper fibre derivedderived fromfrom 100%100% prepre andand post-consumerpost-consumer waste.waste. accredited with the ISO 14001 and EMAS environmental standards. Printed by CPI Colour. CPI Colour are ISO14001 certified, CarbonNeutral®, Alcohol Free and are FSC® Chain of Custody certified. The inks used are vegetable oil based.

Coca-Cola European Partners plc Registered ofﬁ ce: Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 09717350 www.ccep.com COCA-COLA EUROPEAN PARTNERS PLC 2018 INTEGRATED REPORT AND FORM 20-F