Form 20-F
period 2019-12-31
COCA-COLA EUROPEAN PARTNERS plc
filed 2020-03-16
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 456,399,877 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer,"accelerated filer, and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

COCA‑COLA EUROPEAN PARTNERS PLC   GREAT PEOPLE GREAT SERVICE 2019 INTEGRATED REPORT AND FORM 20-F GREAT BEVERAGES COCA‑COLA EUROPEAN PARTNERS PLC 2019 INTEGRATED REPORT AND FORM 20-F

One of the world’s largest beverage companies. Solid track record of performance. An exciting future. Powered by a 23,300 strong team of talented and engaged people. Leading position within a dynamic and growing market. Investing today in the capabilities to win tomorrow. READ ABOUT OUR SUSTAINABILITY ACTION PLAN, LEARN ABOUT WHAT THIS IS FORWARD, ON PAGES 34-43 WE DO ON PAGES 8-9 SEE OUR REPORT ONLINE AT WWW.IR.COCACOLAEP.COM/FINANCIAL-REPORTS-AND-RESULTS/INTEGRATED-REPORTS

Strategic Report Governance and Directors’ Report Financial Statements Other Information Positioned for continued growth Solid, flexible Ambitious balance sheet sustainability plans Unrivalled Investing in key customer coverage DRIVING capabilities SUSTAINABLE SHAREHOLDER RETURNS Success driven Supporting by our people communities World’s best More aligned than brands ever before with The Coca-Cola Company Our report Strategic Report Governance and Directors’ Report Financial Statements 2 Performance indicators 58 Chairman’s introduction 114 Independent Auditor’s reports 4 Our portfolio 59 Board of Directors 126 Consolidated financial statements 6 Our operations 60 Directors’ biographies 131 Notes to the consolidated financial 8 What we do 65 Senior management statements 10 Conversation with our Chairman 67 Corporate governance report 174 Company financial statements and CEO 77 Nomination Committee 176 Notes to the Company financial 14 Succeeding in a changing landscape Chairman’s letter statements 16 Our strategy 78 Nomination Committee report 18 Business model 81 Audit Committee Chairman’s letter Other Information 20 Our people 82 Audit Committee report 186 Risk factors 24 Operating with integrity 87 Directors’ remuneration report 195 Other Group information 26 Business and financial review 87 Statement from 212 Form 20-F table of cross references 34 Sustainability – This is Forward the Remuneration 214 Exhibits 44 Principal risks Committee Chairman 216 Glossary 50 Viability statement 89  Remuneration policy 219 Useful addresses 51 Non-financial information statement 97  Remuneration at a glance 220 Forward-looking statements 52 Section 172(1) statement from 98  Annual report on remuneration the Directors 108 Directors’ report 111 Directors’ responsibilities statement None of the websites referred to in this Annual Report on Form 20‑F for the year ended 31 December 2019 (the Form 20‑F), including where a link is provided, nor any of the information contained on such websites, are incorporated by reference in the Form 20‑F. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 1

Strategic Report Governance and Directors’ Report Financial Statements Other Information Performance indicators We delivered another strong year of financial and sustainability performance in 2019. This is reflected in our performance indicators. Financial Revenue Operating profit on a comparable basis* Diluted earnings per share on a comparable basis* Free cash flow* Return on capital invested (ROIC)* (%) *PLEASE REFER TO BUSINESS 11.5 1.6 2.30 AND FINANCIAL REVIEW ON 12.0 1.7 2.53 PAGE 26 FOR DEFINITION AND RECONCILIATION OF NON-GAAP FIGURES TO GAAP FIGURES. €12.0BN €1.7BN €2.53 €1.1BN 10.3% We remain focused on driving profitable The revenue increase and our continued This reflects our growth in operating  Free cash flow generation remains at ROIC continues to be a strong area revenue growth, supported by a strong focus on operating costs translated profit, as well as the repurchase of the core of our business, as evidenced of focus for us. In 2019, we increased our pipeline of innovation as we execute into growth of 6% during the year. €1.0 billion ordinary shares of €0.01 by our medium term annual objective ROIC by 40 basis points to 10.3% as we our total beverage company strategy. We also continued to make the right each of Coca-Cola European Partners of delivering at least €1 billion of continued to drive capital efficiencies. We saw solid growth in revenue per unit strategic investments in capabilities, plc (Shares) thereby completing the free cash flow each year. We generated case as we continue to benefit from our for example, we have started to roll €1.5 billion share buyback programme free cash flow of €1.1 billion in 2019. efforts to improve price and mix with out next generation field sales digital announced in September 2018. growth in priority small packs and the tools, which will not only improve the away from home channel. customer experience, but also increase productivity and optimise sell time. Volume increased by 1% with strong in market execution and innovation led growth partially offset by strong weather driven comparables in the summer selling season. Sustainability Lost time incident rate (number per 100 full time % sugar reduction in our soft drinks since 2015 % PET from recycled PET Water use ratio (litres of water/litre of product produced) % GHG emissions reduction of our core business operations equivalent employees) since 2010 FOR MORE ABOUT OUR 1.23 4.2 24.6 1.61 SUSTAINABILITY COMMITMENTS 1.14 11.1 27.6 1.61 AND PROGRESS, SEE PAGES 34-43 1.07 12.9 30.5 1.60 1.07 12.9% 30.5% 1.60 52.0% Our people’s safety and wellbeing In line with the demand from consumers Increasing recycled content in our Water scarcity and deteriorating The climate emergency is ranked as the is our priority, and our aim is to reduce for a greater variety of drinks, including plastic bottles is key to creating a water quality are growing challenges number one sustainability challenge by our lost time incident rate to zero. In low and no calorie drinks, we’re circular economy for our packaging around the world. As water is the main European consumers, and meeting the 2019, we saw our lost time incident rate committed to cutting the sugar in our and addressing the world’s plastic ingredient in the majority of our drinks, goals of the Paris Agreement requires fall to 1.07, a reduction of 6.1% compared drinks. In 2019, the average sugar per waste crisis. In 2019, recycled PET we are committed to managing water urgent action. Greenhouse gas (GHG) with the previous year. litre in our soft drinks portfolio dropped made up 30.5% of the PET in our plastic resources responsibly and efficiently. emissions from our core operations by 12.9% compared with 2015. This bottles, up from 27.6% in 2018. In 2019, The amount of water we use to make fell by 2.7% between 2018 and 2019. In represents a reduction of 17.6% since we announced enhanced packaging our products reduced by 1% over the last 2018, we achieved our target of halving 2010. We’re achieving these reductions targets, bringing forward the deadline two years, to 1.60 litres of water per litre GHG emissions from our core business by reformulating our recipes, and by to increase the level of recycled content of product produced. activities compared to 2010 ahead of providing greater choice – including in our plastic bottles to at least 50% schedule, and we will review our targets many more drinks with low or no sugar. from 2025 to 2023 and aiming to reach in 2020 to evaluate how we can reduce 100% recycled or renewable plastic emissions in line with the needs of in the future. climate science. 2 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Financial  2018   2019 Revenue Operating profit on a comparable basis* Diluted earnings per share on a comparable basis* Free cash flow* Return on capital invested (ROIC)* (%) *PLEASE REFER TO BUSINESS 1.10 9.9 AND FINANCIAL REVIEW ON 1.10 10.3 PAGE 26 FOR DEFINITION AND RECONCILIATION OF NON-GAAP FIGURES TO GAAP FIGURES. €12.0BN €1.7BN €2.53 €1.1BN 10.3% We remain focused on driving profitable The revenue increase and our continued This reflects our growth in operating  Free cash flow generation remains at ROIC continues to be a strong area revenue growth, supported by a strong focus on operating costs translated profit, as well as the repurchase of the core of our business, as evidenced of focus for us. In 2019, we increased our pipeline of innovation as we execute into growth of 6% during the year. €1.0 billion ordinary shares of €0.01 by our medium term annual objective ROIC by 40 basis points to 10.3% as we our total beverage company strategy. We also continued to make the right each of Coca-Cola European Partners of delivering at least €1 billion of continued to drive capital efficiencies. We saw solid growth in revenue per unit strategic investments in capabilities, plc (Shares) thereby completing the free cash flow each year. We generated case as we continue to benefit from our for example, we have started to roll €1.5 billion share buyback programme free cash flow of €1.1 billion in 2019. efforts to improve price and mix with out next generation field sales digital announced in September 2018. growth in priority small packs and the tools, which will not only improve the away from home channel. customer experience, but also increase productivity and optimise sell time. Volume increased by 1% with strong in market execution and innovation led growth partially offset by strong weather driven comparables in the summer selling season. Sustainability  2017   2018   2019 Lost time incident rate (number per 100 full time % sugar reduction in our soft drinks since 2015 % PET from recycled PET Water use ratio (litres of water/litre of product produced) % GHG emissions reduction of our core business operations equivalent employees) since 2010 FOR MORE ABOUT OUR 24.6 1.61 45.3 SUSTAINABILITY COMMITMENTS 27.6 1.61 50.6 AND PROGRESS, SEE PAGES 34-43 30.5 1.60 52.0 1.07 12.9% 30.5% 1.60 52.0% Our people’s safety and wellbeing In line with the demand from consumers Increasing recycled content in our Water scarcity and deteriorating The climate emergency is ranked as the is our priority, and our aim is to reduce for a greater variety of drinks, including plastic bottles is key to creating a water quality are growing challenges number one sustainability challenge by our lost time incident rate to zero. In low and no calorie drinks, we’re circular economy for our packaging around the world. As water is the main European consumers, and meeting the 2019, we saw our lost time incident rate committed to cutting the sugar in our and addressing the world’s plastic ingredient in the majority of our drinks, goals of the Paris Agreement requires fall to 1.07, a reduction of 6.1% compared drinks. In 2019, the average sugar per waste crisis. In 2019, recycled PET we are committed to managing water urgent action. Greenhouse gas (GHG) with the previous year. litre in our soft drinks portfolio dropped made up 30.5% of the PET in our plastic resources responsibly and efficiently. emissions from our core operations by 12.9% compared with 2015. This bottles, up from 27.6% in 2018. In 2019, The amount of water we use to make fell by 2.7% between 2018 and 2019. In represents a reduction of 17.6% since we announced enhanced packaging our products reduced by 1% over the last 2018, we achieved our target of halving 2010. We’re achieving these reductions targets, bringing forward the deadline two years, to 1.60 litres of water per litre GHG emissions from our core business by reformulating our recipes, and by to increase the level of recycled content of product produced. activities compared to 2010 ahead of providing greater choice – including in our plastic bottles to at least 50% schedule, and we will review our targets many more drinks with low or no sugar. from 2025 to 2023 and aiming to reach in 2020 to evaluate how we can reduce 100% recycled or renewable plastic emissions in line with the needs of in the future. climate science. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 3

Strategic Report Governance and Directors’ Report Financial Statements Other Information Our portfolio From Coca-Cola trademark soft drinks to ready to drink (RTD) teas and coffees, we offer some of the world’s most popular drinks. Our portfolio is evolving to provide drinks for every taste and occasion – with or without sugar. FLAVOURS, MIXERS AND ENERGY Fanta continues to grow thanks to our introduction of rotational flavours, as well as successful marketing and execution around Halloween. As part of our Sprite brand redesign, Sprite’s bottles turned from green to clear, making them easier to recycle bottle to bottle. We’re also continuing to build our portfolio of COCA-COLA® adult mixers, led by Schweppes(B), Royal Bliss Our Coca-Cola brands come in a range of variants and Coca-Cola Signature Mixers. that offer consumers great choice. Along with our Last year saw the launch of Coca-Cola Energy iconic Coca-Cola Classic we offer Coca-Cola Zero across all of our markets. We expanded our Sugar, which gives consumers the same great energy offering with Monster Reign, a fitness Coca-Cola taste with no sugar. With Diet Coke/ focused beverage designed for active lifestyles. Coca-Cola light taste, consumers can enjoy a Regional and lifestyle brands like Relentless light and refreshing taste across a number of and Nalu add to our wide portfolio of energy flavour variants. Overall transactions in Coca-Cola drink offerings. trademark were up 2.0% and Coca-Cola Zero Sugar grew 13.0% in volume. (A) We report comparable volumes for our Coca-Cola trademark drinks; flavours, mixers and energy drinks; hydration; and RTD teas, RTD coffees, juices and other drinks. (B) In Great Britain (GB) only. 63.5% COCA-COLA® 2019 BRAND CATEGORY VOLUME (ROUNDED) (A) 4 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

RTD TEAS, RTD COFFEES, JUICES AND OTHER DRINKS This exciting category continues to build momentum and open up new opportunities. Within a year of launch, Fuze Tea became the number two RTD tea brand in most of our markets, according to data from Nielsen. In 2019, the growth of Fuze Tea continued, with HYDRATION new flavours and increased distribution. The perfect choice for consumers on the move, Our RTD coffee range has been extended to our hydration category includes waters, flavoured include Costa Coffee as well as Monster Espresso. waters, functional waters and isotonic drinks. As These, together with our established Honest part of our diversified approach, we are focusing coffee, mean that we now have a great portfolio on premium, functional offerings in this space. of RTD coffee drinks. This includes Aquarius Hydration, a great tasting, Tropico has been a fantastic addition to our functional water drink launched in 2019 that juice product range in Belgium, France and combines hydration with essential mineral intake. Luxembourg. 22.5% FLAVOURS, MIXERS AND ENERGY 5.5% 8.5% RTD TEAS, RTD COFFEES, HYDRATION JUICES AND OTHER DRINKS Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 5

Strategic Report Governance and Directors’ Report Financial Statements Other Information Our operations Iceland We are a local business. We invest, employ, manufacture and distribute locally. We want to create a great experience for everyone we interact with – whether they are a customer, partner, supplier, stakeholder, part of our local community or part of our great team. We are investing in key parts of our business, to make the experiences we provide even better. READ MORE ABOUT HOW WE ARE SUCCEEDING IN A CHANGING LANDSCAPE ON PAGES 14-15 €14M investment in a new can line and KeelClip™ machine in Dongen, the Netherlands. KeelClip™ is an innovative, minimalist paperboard packaging solution to help us remove unnecessary plastic €900M revenue through our digital customer portals across CCEP - Last year we up 30% on 2018 celebrated 100 years of Coca-Cola in France Azores Madeira Canary Islands 6 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Map legend  Manufacturing site  Shared service centre  Where we operate 3,578 net cooler placements in We invested in a new Norway manufacturing line in GB capable of producing 65,000 cans per hour We have 38% value share of non-alcoholic drinks in Belgium 2 2 We installed €30M more than investment in new returnable glass line in Mannheim, Germany, which fills up to 12,200 60,000 returnable glass energy efficient bottles per hour cold drink equipment units in almost 10,000 customer outlets across Iberia Bulgaria Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 7

Strategic Report Governance and Directors’ Report Financial Statements Other Information What we do: great people, great service, great beverages We are a leading beverage company, offering a growing range of drinks for every taste and occasion. We make and sell great drinks and help customers grow with great service. We are helping the communities we work in to thrive. This is all made possible by our great people, who are passionate about our customers and our business. MAKE GREAT We aim to deliver sustainable growth and believe we can TASTING DRINKS Our manufacturing sites make and do so while building a better future for people and the planet. bottle our wide range of drinks. SEE OUR BUSINESS MODEL ON PAGES 18-19 We’re continuously improving our manufacturing sites to make SEE OUR THIS IS FORWARD STRATEGY ON PAGES 34-43 them more efficient and safer for our people. We produce safe, high quality products for our customers and consumers. Approximately 91% of the drinks we sell are produced in the country in which they are consumed. WORK WITH TCCC AND OTHER FRANCHISORS SOURCE RAW The Coca-Cola Company (TCCC) and other franchisors make and MATERIALS sell concentrates, beverage bases We use ingredients such as water, and syrups, own the brands and sugar, coffee, juices and syrup are responsible for consumer to make our drinks. We also rely brand marketing. on materials like glass, aluminium, We operate under bottler PET, pulp and paper to make our agreements with TCCC and other packaging. We require all our franchisors and purchase the suppliers to meet strict targets concentrates, beverage bases and around workplace policies and syrups to make, sell and distribute practices, health and safety, ethics packaged beverages to our and human rights, environmental customers and vending partners. protection and business integrity. 8 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

WORK CLOSELY WITH CUSTOMERS WHO SELL TO CONSUMERS Our 6,000 strong sales force works with a huge range of customers – from small local shops, supermarkets and wholesalers to restaurants, bars and sports DISTRIBUTE stadiums – so consumers can enjoy one of our great products TO OUR wherever they are and whenever they want. We also provide cold drink equipment and supply vending CUSTOMERS machines so people can find our We distribute our products drinks on the go. to customers and vending partners by working closely with logistics partners. WORK WITH PARTNERS, AIMING TO COLLECT 100% OF OUR PACKAGING Although 98.3% of our bottles and cans are recyclable, they don’t always end up being recycled. That needs to change. We’re determined to lead the way towards a circular economy for our packaging where 100% of our packaging is collected, reused or recycled, so that none of it ends up as litter or in the oceans. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 9

Strategic Report Governance and Directors’ Report Financial Statements Other Information Conversation with our Chairman and CEO INVESTING 10 TO WIN

What is CCEP’s ambition today? What does CCEP need to do to win over the next Sol: Our aim is to be one of the world’s leading consumer three years? goods companies, truly a total beverage company, Sol: We’re striving for a bigger and bolder future offering a drink for every occasion. The progress we’re by focusing on profitable organic revenue growth, making is clear to see, from the continued success of underpinned by our sustainability action plan. Our products like Coca-Cola Zero Sugar, to the introduction people will play a vital role in helping CCEP meet this of new brands in new categories, like Costa Coffee RTD. target, and we need to continue to ensure we have Above all, we want to grow in a sustainable way because the right mix of talent and capabilities to deliver we believe operating sustainably is good for our as a business. business, people and the planet. Damian: We believe the non-alcoholic ready to drink beverages category will grow on average by 2% to 3% What are you most proud of achieving in 2019? per year over the next 10 years. This creates an exciting Damian: In 2019, we delivered solid revenue growth of 4.5% opportunity for us. We will continue to expand our total (including 1% attributable to sugar taxes), supported by beverage portfolio while strengthening core capabilities a strong focus on innovation as we continue to diversify that will drive sustainable success. We will continue to to become a total beverage company, aligned with our focus on driving price and mix realisation, particularly brand partners. As well as developing our innovation through growth in the away from home channel and pipeline, we continued to make the right strategic as we increase distribution of our priority small packs. investments in areas such as our supply chain, cold At the same time, we will accelerate our placements of drink equipment and digital. Over the year we cold drink equipment and continue to make the right invested almost €600 million on capital expenditures strategic investments in areas such as digital, route to and still continued to generate strong free cash flow market and field sales teams. Providing exceptional of €1.1 billion. customer service continues to be at the core of our business so that the experience we offer our customers 2019 has also been a great year for progress made on is second to none. This included the launch of My CCEP, our bold and integrated sustainability action plan, This a new online customer portal that makes it much easier is Forward, which we’ll talk more about later. for customers to find and order the products that are Our execution throughout 2019 ensured that we were right for them. All of these investments should support able to invest in capabilities for the future. Our dividend our top line growth aspirations over the next three years pay out ratio remains at around 50%, reflected in our full and beyond. year dividend of €1.24 per share, up 17% versus last year. Our dividend payments and the completion of the €1.5 billion share buyback, of which €1 billion was executed in 2019, were the culmination of well executed plans that allowed us to deliver sustainable growth. WE ARE MAKING THE DECISIONS TODAY TO INVEST IN THE “CAPABILITIES THAT WE KNOW WE WILL NEED TO WIN TOMORROW.” Damian Gammell (left) Sol Daurella (right) Damian Gammell, Chief Executive Officer TODAY, TOMORROWCoca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 11

Strategic Report Governance and Directors’ Report Financial Statements Other Information Conversation with our Chairman and CEO continued Sol: We are conscious that, as the pace of change Sol: As well as to all the people in CCEP who are driving in consumer behaviour and technology accelerates, we our success, particularly Damian and his leadership team, must look for ways to evolve our business. Through our I’m grateful to my fellow Directors for their contribution innovation investment programme, CCEP Ventures, over the year. I’d like to take this opportunity to thank we’re funding new ideas that can help us adapt to these Curtis Welling and Phillip Humann, who stepped down trends – and last year this included investments in at the Annual General Meeting (AGM) in May 2019 after technology start ups to explore how on demand delivery many years of service to CCEP and CCE. And I was very and self driving technologies can transform the pleased to welcome our new Directors, Nathalie Gaveau, customer experience. Dagmar Kollmann and Lord Mark Price. In addition to their wide business expertise, Nathalie brings digital and We have made great progress with Kollex – a joint international experience, Dagmar brings finance and venture focused on digital ordering for restaurant and international listed groups expertise, while Mark brings beverage wholesalers. We look forward to working with substantial retail experience. our joint venture partners, Bitburger, Krombacher and, most recently, Rotkäppchen-Mumm to develop this We announced on 11 March 2020 that Dessi Temperley platform further in 2020 and beyond. would succeed Orrin H. Ingram, subject to her election at the AGM in May 2020. Dessi brings deep financial We are continuing to develop an entrepreneurial culture expertise and commercial insight. I would like to thank at CCEP to ensure we generate innovative solutions and Orrin for his valuable contribution to the Board. explore new opportunities. A great example of this is the recently announced commercial pilot in Sweden with Damian: Our new volunteering policy gives our people Einride, an autonomous robotic road riding cargo pod the opportunity to spend two working days each year that was initiated by one of our local supply chain supporting causes they are passionate about. Last year, colleagues and has now progressed into an exciting pilot. our people dedicated 25,839 volunteer hours to a wide range of social initiatives, from food bank volunteering How are you developing your culture to support an and litter picking activities to programmes supporting disadvantaged young people. I am proud of this entrepreneurial approach? programme and the opportunity it gives our people Damian: We want to make the most of the outstanding to be a part of helping local communities thrive. talent we have. This means ensuring that CCEP is a great place to work, with a strong, inspiring workplace culture. To take this to the next level, we have launched What progress has CCEP made in progressing its Me@CCEP, which will create the empowering, rewarding sustainability commitments? experience we want people to have at CCEP. With this Sol: The world is facing urgent sustainability challenges. new framework in place I feel this is an area where we are We are committed to increasing the size, scale and making good progress as a business. speed of our response. This is particularly the case for issues such as plastic waste and climate change, which To succeed, CCEP also needs to be a place where European consumers continue to rank as the most different perspectives and insights are valued at all levels important sustainability challenges. of the organisation, and we have put diversity right at the heart of our working culture. We’ve introduced a new At CCEP, we believe that plastic has an important role Inclusion and Diversity Policy, along with an Inclusion and to play in our packaging mix, but only within a circular Diversity Centre of Expertise. We’re making steady economy. Plastic is a valuable commodity and we need progress towards our goal of having at least 40% of to treat it as such, so that wherever it is used, it can be leadership positions held by women by 2025. In 2019, collected, recycled and reused. As of 2020, Sweden will 35.5% of leadership positions were held by women, up become the first country in the Coca-Cola system where from 35.2% (restated) in 2018. all Coca-Cola’s plastic bottles will be made from 100% recycled material. Our business depends on great leaders, and last year we continued to promote leadership across our organisation Damian: In 2017, we committed to ensuring that our plastic with Accelerate Performance 2, the latest in our series bottles will contain at least 50% recycled content by of two day workshops supporting effective decision 2025. In 2019, we announced an enhanced commitment making. After launching with our 500 top leaders, the to achieve this target two years early and work towards programme will be rolled out to all employees across 100% recycled or renewable materials in all our plastic the business. bottles in the future. I believe that accelerating our packaging targets shows how seriously we take this issue. We’re replacing all shrink wrap with cardboard packaging for can multi packs, making this secondary packaging easier to recycle and removing 4,000 tonnes of single use plastic per year. We also swapped the iconic green plastic of Sprite bottles to clear plastic, making it even easier to recycle bottle to bottle. READ MORE ABOUT OUR PACKAGING COMMITMENTS ON PAGE 35 12 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Since 2010 we’ve halved the carbon footprint of our core Sol: Our strong relationship with TCCC is also driving business operations, and seen emissions across our value forward our sustainability strategy, which works in close chain fall by 30.5%. We know we have more to do, and alignment with TCCC’s World Without Waste strategy. we are continuing to step up our efforts in this area, Our joint announcement of our new packaging targets particularly in our work with suppliers and in the is a good example of how we’re working together to packaging choices we make. accelerate progress in this area. Sol: Sustainability has to be absolutely fundamental to everything we do as a business. Because we feel What’s next for CCEP? so strongly about this issue, we’re introducing a Damian: As we evolve, we will become a more nimble, agile sustainability metric in our remuneration policy, linking business, harnessing employee capability, digital tools, long-term management incentives to performance supply chain innovation and investment to provide an against sustainability targets. I am proud that, for the even better service for our customers. We are making fourth year in a row, CCEP was included in the Climate the decisions today to invest in the capabilities that we Disclosure Project (CDP) Climate and Water A Lists know we will need to win tomorrow. for 2019. Recognition from CDP is a significant We will continue to invest in our supply chain. Last year accomplishment, however we must continue to focus on saw us invest in glass lines in Germany and France, can developing our long-term carbon reduction strategy. lines in Belgium, Spain and GB, and an aseptic line Sustainability is a subject that I personally feel very in the Netherlands. strongly about, and This is Forward and our sustainability commitments are supported by our people. We have ambitious plans to grow over the next 10 years, READ MORE ABOUT OUR SUSTAINABILITY PLAN AND OUR PROGRESS AGAINST OUR TARGETS and a clear strategy to deliver that growth. Working with ON PAGES 34-43 our franchise partners, we have exciting plans for our portfolio and we are focused on the capabilities and How is CCEP’s relationship with TCCC developing? technologies needed to offer our customers a great experience. Above all, we are acutely aware of the Sol: CCEP has always been closely aligned with TCCC challenges facing society and the planet, and we are strategically, and the relationship has grown even committed to building a better future – for our business, stronger over the past year. We have worked with for people and for the planet. We are very aware of the TCCC to ensure greater alignment in how we bring challenges we and our communities currently face from new products to market, and have created a number the recent outbreak of coronavirus (COVID-19). While of opportunities for executives in each business to build the impact on our business is not yet clear, and will relationships and exchange ideas. We were delighted evolve with the situation, we continue to monitor to welcome Tim Brett, TCCC’s President, Western Europe developments closely. Our priority is to ensure the to our senior leadership meeting in France in November. wellbeing of our people while ensuring we have strong Similarly, our Board visited TCCC’s global headquarters mitigation plans in place for any potential adverse in Atlanta, as well as TCCC’s innovation centre in Brussels, impact, working closely and responsibly with our last year. suppliers, customers and stakeholders. Damian: We’ve worked closely with TCCC following Sol: Although we, in partnership with our communities, its acquisitions of Tropico and Costa to bring those must face these immediate challenges, we remain products to our customers, and ensure these brands focused on the next stage of our journey and I’d like to benefit from our execution expertise. Our ability to thank all our stakeholders and investors for continuing execute with speed was clear to see when Costa Coffee to be a part of it. RTD launched within five months of the completion of TCCC’s acquisition of Costa. Sol Daurella, Chairman Damian Gammell, Chief Executive Officer Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 13

Strategic Report Governance and Directors’ Report Financial Statements Other Information Succeeding in a changing landscape From increasing demand for transparency to changing drinking habits, our business is affected by a range of market trends. We have a business model and culture that ensure we can adapt and thrive in this changing environment. Macro trend Macro trend Macro trend CHANGING CUSTOMER SUSTAINABILITY EVOLVING We are listening to feedback ENVIRONMENT from our stakeholders and CONSUMER TRENDS Our customer base is evolving responding to concerns from Consumers’ drinking motivations quickly through consolidation consumers, governments and and occasions are becoming more and the growing importance of non-governmental organisations varied. Today, consumers want discounters and e-commerce. (NGOs) on key sustainability issues. different drinks to suit a range of As consumer habits shift, customer This includes feedback about moments and occasions, whether channels are also changing, with climate change, water, plastic, it’s an indulgent treat, a pick me up significant growth in the away from packaging and concerns about on the way to work or a drink as part home channel expected in the health and obesity. of a healthy lifestyle. years ahead. Our response Our response Our response Through our sustainability action We’re diversifying our drinks We’re making major investments plan, This is Forward, we’re taking portfolio and packaging. As well in our customer service model, action on the sustainability areas as reinvigorating our core drinks improving the way we segment our where we know we can have the categories through product customers to align more closely with most impact. This includes aiming innovation and new recipes, we’re consumer behaviour. We’re also to collect all of our packaging and also expanding our presence in focused on increasing the efficiency of reducing the sugar in our drinks. exciting new areas such as ready our sales force to support customers to drink organic teas and coffees. by investing in technology, particularly in the away from home channel. FOR EXAMPLE Investing in equipment Stepping up on plastic waste Drinks for every taste As part of our new commercial Plastic waste is a challenge that In 2019, we continued to expand our strategy, we’re removing our old demands urgent action – and we’ve portfolio, adding exciting new cold drink equipment and replacing revised our commitments to step up products in a number of categories. it with newer models across our our efforts in this area. Our new, These included Coca-Cola Energy, markets. We’re also investing more ambitious goals include a drink that will appeal to Coca-Cola significantly to increase cold drink targets to remove all unnecessary fans and energy drinkers alike, equipment such as coolers in the plastic from our portfolio, to ensure and Aquarius Hydration, a drink market. The new equipment will our plastic bottles are made from with essential minerals to reduce help reduce refurbishment and 50% recycled materials by 2023 and tiredness and fatigue. maintenance costs. we’ll aim to reach 100% recycled or renewable material in the future. Read more on page 37. 14 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Macro trend Macro trend TRANSPARENCY DIGITAL LIFESTYLES As consumers become more health conscious, As digital technology becomes ever more ingrained they’re asking for more information about the drinks in consumers’ lives, shoppers are increasingly attracted they consume. At the same time, governments and to digital solutions that make the purchasing experience regulators are also demanding increasing transparency easier and more convenient. As a result, our customers from companies, both through packaging labelling are moving towards digital platforms and other and reporting. technologies that meet and anticipate those needs. Our response Our response We’re committed to providing clear, transparent We’re working closely with our customers to share information about ingredients, nutrition and portion our insights into how digital technology is shaping sizes on our packaging, as well as on our website. We  consumer behaviour and blurring traditional sales also publish information about us and our performance channels. To reflect these changes, we’re also investing through regular disclosures, including this report. in technology to better serve our customers and employees, drive efficiencies and become a more digital ready business. OPEN for engagement My CCEP In the Netherlands we’ve established OPEN which ran Last year we launched My CCEP, an online portal that for the third year in 2019. OPEN is a series of stakeholder makes it quicker and easier for customers to order our engagement events where suppliers and partners can products. The portal also gives customers access to find out more about our business and the progress we’re industry trends and insights to help grow their business, making, particularly on sustainability issues. as well as round the clock support. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 15

Strategic Report Governance and Directors’ Report Financial Statements Other Information Our strategy Our business decisions are guided by five key strategic imperatives. Together, they give us a framework for delivering our strategy. WHAT WE’LL DO HOW WE’LL DO IT WHAT WE’LL DELIVER • Give consumers a great drink for every occasion. Delivering TOP LINE WE WILL DRIVE PROFITABLE REVENUE GROWTH growth through the premiumisation of existing favourites, adding exciting variants and introducing new brands to grow REVENUE THROUGH OUR EVOLVING PORTFOLIO AND CONTINUED at scale FOCUS ON CREATING VALUE • Get the right product, in the right place, at the right time, GROWTH focusing on value over volume SUSTAINABLE THROUGH A SEGMENTED APPROACH TO CONSUMER • Build targeted, relevant plans and online tools to help a wider SHAREHOLDER RETURNS, CUSTOMER range of customers grow with us ENVIRONMENTS WE WILL DELIVER WORLD CLASS • Use the strength of our sales force to win with more UNDERPINNED BY OUR AND EXECUTION EXECUTION AND CREATE LONG-TERM VALUE FOR customers, using segmentation to ensure we have a holistic approach to executing our plans across multiple drinking SUSTAINABILITY ACTION OUR CUSTOMERS environments and occasions CENTRIC PLAN, THIS IS FORWARD • Invest in and support innovation across the business, through WE’LL BE COMPETITIVE IN EVERYTHING WE DO – digital transformation and our innovation investment fund, SEE OUR PERFORMANCE INDICATORS ON PAGES 2-3 FUTURE IN THE MARKET, OUR COST BASE AND OUR CCEP Ventures SUPPLY CHAIN – TO DRIVE GROWTH AND • Continue to harmonise our processes and deploy best COMPETITIVENESS practice principles across our business to drive efficiency and OPERATING EFFICIENCY increase the effectiveness of our operations MORE INFORMATION ABOUT OUR SUSTAINABILITY COMMITMENTS AND PROGRESS ON PAGES 34-43 THROUGH THIS IS FORWARD, OUR SUSTAINABILITY • Operate sustainably to create a better future for people and SUSTAINABILITY ACTION PLAN, WE WILL TAKE ACTION ON KEY GLOBAL the planet SUSTAINABILITY ISSUES WHERE WE KNOW WE CAN • Act on our sustainability commitments and continuously AND STAKEHOLDER review them to make sure we are tackling key environmental MAKE A DIFFERENCE, IN LINE WITH THE PRIORITIES and societal concerns, particularly on climate and packaging EQUITY AND CONCERNS OF OUR STAKEHOLDERS WE WILL FOSTER A DIVERSE, MODERN WORKPLACE • Identify and roll out best practice approaches to inclusion CULTURE AND WHERE EVERYONE’S EXPERIENCE IS VALUED, AND and diversity across the business WHERE PEOPLE ARE EMPOWERED TO SUCCEED AND • Develop our talented employees, and ensure we have the right capabilities to succeed CAPABILITY ADOPT AN ENTREPRENEURIAL MINDSET 16 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

WHAT WE’LL DO HOW WE’LL DO IT WHAT WE’LL DELIVER • Give consumers a great drink for every occasion. Delivering TOP LINE WE WILL DRIVE PROFITABLE REVENUE GROWTH growth through the premiumisation of existing favourites, adding exciting variants and introducing new brands to grow REVENUE THROUGH OUR EVOLVING PORTFOLIO AND CONTINUED at scale FOCUS ON CREATING VALUE • Get the right product, in the right place, at the right time, GROWTH focusing on value over volume SUSTAINABLE THROUGH A SEGMENTED APPROACH TO CONSUMER • Build targeted, relevant plans and online tools to help a wider SHAREHOLDER RETURNS, CUSTOMER range of customers grow with us ENVIRONMENTS WE WILL DELIVER WORLD CLASS • Use the strength of our sales force to win with more UNDERPINNED BY OUR AND EXECUTION EXECUTION AND CREATE LONG-TERM VALUE FOR customers, using segmentation to ensure we have a holistic approach to executing our plans across multiple drinking SUSTAINABILITY ACTION OUR CUSTOMERS environments and occasions CENTRIC PLAN, THIS IS FORWARD • Invest in and support innovation across the business, through WE’LL BE COMPETITIVE IN EVERYTHING WE DO – digital transformation and our innovation investment fund, SEE OUR PERFORMANCE INDICATORS ON PAGES 2-3 FUTURE IN THE MARKET, OUR COST BASE AND OUR CCEP Ventures SUPPLY CHAIN – TO DRIVE GROWTH AND • Continue to harmonise our processes and deploy best COMPETITIVENESS practice principles across our business to drive efficiency and OPERATING EFFICIENCY increase the effectiveness of our operations MORE INFORMATION ABOUT OUR SUSTAINABILITY COMMITMENTS AND PROGRESS ON PAGES 34-43 THROUGH THIS IS FORWARD, OUR SUSTAINABILITY • Operate sustainably to create a better future for people and SUSTAINABILITY ACTION PLAN, WE WILL TAKE ACTION ON KEY GLOBAL the planet SUSTAINABILITY ISSUES WHERE WE KNOW WE CAN • Act on our sustainability commitments and continuously AND STAKEHOLDER review them to make sure we are tackling key environmental MAKE A DIFFERENCE, IN LINE WITH THE PRIORITIES and societal concerns, particularly on climate and packaging EQUITY AND CONCERNS OF OUR STAKEHOLDERS WE WILL FOSTER A DIVERSE, MODERN WORKPLACE • Identify and roll out best practice approaches to inclusion CULTURE AND WHERE EVERYONE’S EXPERIENCE IS VALUED, AND and diversity across the business WHERE PEOPLE ARE EMPOWERED TO SUCCEED AND • Develop our talented employees, and ensure we have the right capabilities to succeed CAPABILITY ADOPT AN ENTREPRENEURIAL MINDSET Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 17

Strategic Report Governance and Directors’ Report Financial Statements Other Information Business model Our stakeholders are part of our business and play a vital role in our success at every stage in our value chain. From the suppliers who provide our raw ingredients, to the communities where we operate and the people who make and sell our products, we seek to work together with our stakeholders to grow sustainably. READ MORE ABOUT HOW WE’RE PERFORMING ON PAGES 2-3 SOURCE RAW MATERIALS SEE HOW THE BOARD TAKES STAKEHOLDERS INTO ACCOUNT IN ITS DECISION MAKING ON PAGES 52-55 THE SUSTAINABILITY OF OUR BUSINESS MODEL IS EXPLAINED IN OUR STRATEGY ON PAGES 16-17 AND IN SUSTAINABILITY PAGES 34-43 WORK WITH OUR SUPPLIERS TCCC AND OTHER We work with a network of about FRANCHISORS 17,000 suppliers across our markets. OUR INVESTORS They supply us with a wide range of commodities and services such Our investors provide the equity as ingredients, packaging, energy, capital for our business and hold equipment, building and facilities, management to account, not only fleet and logistics services, sales and on financial performance but also marketing services, IT and telecoms by discussing key environmental, and general administration. social and governance issues. Partnering and collaboration with our In 2019, we paid dividends totalling suppliers on sustainability is helping €574 million to shareholders and drive progress on delivering on our returned a further €1 billion to OUR FRANCHISORS This is Forward commitments while shareholders through our share sustainable sourcing ensures security buyback programme. We conduct our business primarily of supply of all the commodities and under agreements with TCCC and a How we engage services needed to make, sell and limited number of other franchisors. distribute our drinks. We have a comprehensive These agreements generally give us programme of investor the exclusive right to sell, distribute, Around 86% of our spend in 2019 engagement covering the AGM, and, in most cases, make beverages (excluding concentrate and juices) investor roadshows, investor in approved packaging in specified was with suppliers in our countries of conferences including key territories. operation. note webcast presentations, analyst meetings, proxy advisor We drive sales to customers so that our How we engage engagement, half yearly earnings franchisors’ brands are available where Through our supplier relationship releases alongside presentations and when consumers want them. management process, our procurement with webcast conference calls, teams engage regularly with suppliers How we engage so we can build long‑term relationships and trading updates with webcast CCEP has long‑term growth plans conference calls. and work together on common that enable us to create value objectives. This includes addressing together with our franchisors. To key sustainability issues in areas such ensure ongoing discussion, our as reducing packaging waste and management regularly meets with responsible ingredient sourcing. our franchisors at functional and sales and marketing levels. We invite TCCC to present at our Board meetings on a regular basis. READ ABOUT OUR RELATIONSHIP WITH TCCC AND OTHER FRANCHISORS ON PAGE 192 18 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

MAKE GREAT TASTING DRINKS DISTRIBUTE TO WORK CLOSELY WITH CUSTOMERS OUR CUSTOMERS WHO SELL TO CONSUMERS OUR PEOPLE OUR CUSTOMERS CONSUMERS Our business depends on the We strive to be our customers’ Consumers buy our great products great people who make, sell and preferred partner and create from our customers. They drive demand distribute our products every day. value together by responding to for a range of drinks. We work with our We foster a diverse, inclusive and changing consumer preferences customers to ensure that the drinks safe working environment, where and retail trends. Our operating reaching consumers are high quality, everyone’s individuality is valued and model is customer centric and safe and taste great. where everyone has the training, focused on the front line. We aim tools and opportunity to succeed. to deliver the strongest execution How we engage and reach a broad range of outlets Generally, our franchisors own the We invest in our people’s training in the marketplace, all the while relationship with consumers. We work and development (over €12.5 million making it easier to do business closely with our franchisors and customers in 2019) as well as compensating with us. In 2019, the revenue to understand consumer wants and them and providing additional we generated for our grocery needs. We receive direct feedback from benefits to them. customers grew by €433 million consumers via the consumer care line How we engage compared to 2018(A). provided on all our packaging. We make sure our people have How we engage opportunities to voice their views, We are focused on our customers, for example, through town hall with thousands of our people meetings and engagement surveys. WORK WITH PARTNERS, calling on them every day. General We share information through our Managers regularly engage with AIMING TO COLLECT 100% intranet and other communication customers, along with senior channels. Our management meets OF OUR PACKAGING members of the sales teams. regularly with works councils and We also engage with customers trade unions that represent our at an international level through people. We have a number of TCCC’s Global Customer channels through which our people Governance Board where certain can seek advice and raise concerns international customers request in line with our Code of Conduct. this single point of contact READ MORE ABOUT OUR PEOPLE AND CULTURE ON within the Coca‑Cola system. PAGES 20-23 This engagement is limited to our markets under strict legal protocols. OUR COMMUNITIES (A) Source: Nielsen European Strategic We have a strong local heritage Planner for the year 2019 to week and presence and we recognise the ending 29 December 2019. Countries included are Belgium, France, Germany, economic, social and environmental GB, the Netherlands, Norway, Spain and impact our business has on these Sweden. CCEP is defined as TCCC and communities. Our people live in our local Monster Energy excluding Innocent. communities and we use local resources Grocery customers here generally from our communities, such as water includes hypermarkets, supermarkets and transport systems, to make, sell and and discounters, although there are slight variations by market. distribute our products. WE ENGAGE WITH OUR STAKEHOLDERS REGULARLY TO UNDERSTAND THEIR VIEWS ON We seek to make a positive difference, THE ISSUES THAT MATTER MOST TO THEM AND helping to address the challenges our communities face by supporting local HOW BEST TO WORK TOGETHER TOWARDS OUR partnerships and grassroots initiatives. COMMON GOALS. BY LISTENING CLOSELY TO OUR STAKEHOLDERS, WE ENSURE THEIR INSIGHTS How we engage SHAPE OUR BUSINESS STRATEGY. We invest in charitable and community causes in all of our markets and our people regularly take part in volunteering activities to support social initiatives in our communities. READ MORE ABOUT OUR COMMUNITY SUPPORT WORK AND INVESTMENT ON PAGE 39 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 19

Strategic Report Governance and Directors’ Report Financial Statements Other Information Our people Our success is determined by the hard work and passion of the people who work at CCEP and we are grateful for everything they do. We provide a supportive, inclusive, safe and healthy working environment where diversity is valued and people at every level are empowered to succeed. Inclusion, diversity and equal opportunities We believe that encouraging diversity of ideas, thinking and experience leads to better ways of working and better business results. We’re committed to building a diverse workforce and encouraging an inclusive culture. This covers all areas of diversity, including gender, culture and heritage, multi generations, LGBT+ and disability. Encouraging diversity and inclusion is a cornerstone of our new people strategy. FIND OUT MORE ABOUT ME@CCEP PAGE 21 20 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

6.1% reduction in lost time incident rate 35.5% of management positions at CCEP were held by women Being connected We’re powerful when we work as part of a winning team – championing communication, connection and collaboration. Being valued We’re at our best when we can be ourselves at work and are able to share our perspectives, insights and build upon our strengths. Being developed Our experiences make us stronger and we support our people in exploring opportunities to develop – ME@CCEP providing possibilities to continually learn, grow in Last year we launched our new people and culture their role and get to where they want to be. strategy. This sets out our common culture and Being rewarded values and defines the experience we want our All our people have a part to play in CCEP’s growth people to have at CCEP. and we recognise, reward and celebrate the great As part of this strategy, we launched Me@CCEP work they do every day. We do this in ways that are to our employees. It is about six beings: simple, transparent and consistent. Being well Being inspired The safety and wellbeing of our people is vitally We strive to be a force for good – for people and for important. We want everyone to feel happy and the planet. We‘re passionate about what we do and healthy, and to work with integrity and respect what we stand for, and our people are empowered so we can all thrive at work and at home. to make a difference. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 21

Strategic Report Governance and Directors’ Report Financial Statements Other Information Our people continued As part of our sustainability action plan, This is Forward, Share ownership we have a target of ensuring that at least 40% of our Some of our employees take part in incentive management positions (senior management and above) programmes or share ownership schemes that are are held by women by 2025. In 2019, 35.5% of leadership tied to CCEP’s performance, which gives them a direct (A) positions were held by women, up from 35.2% (restated) interest in the Group’s results. in 2018. In GB, we also offer an Employee Share Plan (ESP). CCEP is an equal opportunities employer. We make This offers a tax efficient mechanism for employees decisions about recruitment, promotion, training and to become shareholders through salary sacrifice other employment issues solely on the grounds of arrangements. Around 74% of eligible employees individual ability, achievement, expertise and conduct. took part in the ESP as at 31 December 2019. We don’t discriminate on the basis of gender, gender identity, race, colour, religion, ethnicity, cultural heritage, Plans are currently being prepared to launch a share age, social background, mental or physical ability or purchase plan more broadly across the business. During disability, national origin, sexual orientation or any other 2020, we intend to launch plans that give all our people reason not related to job performance or prohibited across CCEP the opportunity to participate in a share by applicable law. purchase plan. FIND OUT MORE ABOUT INCLUSION AND DIVERSITY AT CCEP ON PAGE 20 Communication Good communication is an essential part of building Training and developing talent a motivated, engaged workforce. We’re committed Across our business, we have a number of training to communicating clearly and transparently with our programmes and systems to support our people and people and their representatives. develop talent at every level of our organisation. These Everyone at CCEP has access to news and information include our Accelerate Performance working sessions, about us in local languages through intranet sites, as well as tools to identify talent and growth potential printed materials and meetings with management. among our people. Our management updates our people on both CCEP’s We have introduced several new training and development overall and local performance through these channels, tools as part of Me@CCEP. These include MyPerformance@ as well as through our published results. CCEP, a mobile and online personal growth app that brings CCEP also meets regularly with European, national and together everything our people need to know about their local works councils and trade unions that represent our objectives, feedback and development in one place. people. When required, we consult with our people and their representatives to discuss proposed measures Remuneration and benefits before making decisions. Along with a regular salary in line with market rates, We encourage constructive and meaningful dialogue benefits are available to all our people. These vary with our people. During consultation, our people according to the employee’s country and level in the representatives have the opportunity to ask questions, organisation. They include medical or dental insurance, share views and propose alternatives to proposals before life insurance, eyecare vouchers, holiday time and leave management takes a final decision. packages to cover sickness, the birth of a child, bereavement or a long-term illness in the family. Depending on the country, level and grade, pension Workplace health and safety plans and share purchase plans are also offered to our We’re committed to providing our people with a safe people. and healthy work environment that safeguards their mental and physical wellbeing. To support this objective, Around two thirds of our employees participate in annual we have a strong health and safety programme that variable remuneration plans. We offer a consistent aims to reduce our incident level to zero. annual bonus plan to around 5,000 people across the organisation (around 20% of the total population). In cases where our people are injured or have other mental or physical health issues during employment with In addition, sales incentives plans are operated for CCEP, we make reasonable adjustments to their duties around 20% of our people and a further 25% participate and working environment to support their recovery and in more local incentive plans. We operate a Long-Term continued employment. Incentive Plan for around 200 people who occupy the (A) We reported 35.6% of women in senior management positions in 2018 based on most senior roles in the business. 759 females and 1,376 males in senior management as at 31 December 2018. Following a project to regrade senior managers, the number of females and READ OUR DIRECTORS’ REMUNERATION REPORT ON PAGE 87 males in senior management as at 31 December 2018 has been restated to 751 females and 1,380 males so that the number of women in senior management has been restated to 35.2%. 22 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

In 2019, our lost time incident rate was 1.07 per 100 full time equivalent employees. Zero fatalities occurred during the year. Further information about our safety performance and incident rates will be available on our website from May 2020. READ THE FULL DETAILS AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON- SOCIETY-OUR-PEOPLE Community support As part of our support for our local communities, we also encourage our people to take part in a wide range of volunteering activities connected to our sustainability commitments, such as litter pick ups, charity sports events or youth mentoring schemes. In 2019, we introduced a new volunteering policy enabling all employees to use two paid working days every year volunteering for a charity or cause of their choice. As a result, our people dedicated 25,839 hours of volunteering time, an increase of 116% since 2018. READ MORE ABOUT OUR SUPPORT FOR OUR LOCAL COMMUNITIES ON PAGE 39 Workforce diversity in 2019  Male   Female Total employees (including part time employees) (A) 20 female and 39 male 74.9% 25.1% directors of subsidiary companies are also included in the workforce diversity figures for leadership. 17,498  5,859 (B) The members of the Executive Leadership Team Board of Directors and their direct reports consist of 29 female and 75 male employees. 76.5% 23.5% 13  4 Leadership (senior management grade including Executive Leadership Team)(A)(B) 64.5% 35.5% 1,489  818 Directors of subsidiary companies(A) 71.4% 28.6% 60  24 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 23

Strategic Report Governance and Directors’ Report Financial Statements Other Information Operating with integrity We live up to our responsibilities as a business by being accountable, ethical and aware of the risks in everything we do. Corporate governance We hold ourselves accountable to the highest standards of corporate governance and public access to information about CCEP. CCEP has a strong governance framework with a Board of Directors overseeing the interests of all stakeholders. Five committees support the Board. These include the Corporate Social Responsibility (CSR) Committee, which is responsible for overseeing CCEP’s sustainability strategy and all related policy issues and risks, including climate change, and the Audit Committee, which, among other things, oversees enterprise risk management. Management has also established a compliance and risk committee to supervise our ethics and compliance programme. FOR MORE ABOUT OUR CORPORATE GOVERNANCE, SEE PAGES 67-76 FOR DETAILS ABOUT SUSTAINABILITY GOVERNANCE, VISIT WWW.COCACOLAEP.COM/SUSTAINABILITY FOR MORE ABOUT OUR APPROACH TO RISK, SEE PAGES 44-49 Ethics and compliance Our ethics and compliance programme ensures we are conducting our operations in a lawful and ethical manner. The programme is applicable to our people, our officers and our Directors. It also supports how we work with our customers, suppliers and third parties. 24 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Code of Conduct reports by type Number %(A)   Avoiding conflicts of interest 2 2 Creating an inclusive and respectful workplace 25 28 Delivering high quality products 1 1   Integrity of our business records(B) 29 31 Preventing bribery and corruption 1 1   Protecting information 2 2 Respecting global and local laws and customs 1 1 Responsible communications 1 1 Using our assets responsibly – non-financial 16 17 Working in a safe and healthy environment 15 16 Grand total 93 100 Number of employees resigned or dismissed 39 Number of disciplined employees still employed(C) 32 (A) Percentage versus overall reports. (B) Not limited only to our financial records. Business records include records such as payroll, timecards, travel and expense reports, job applications, quality reports, field sales measures, customer agreements, and inventory and sales reports. (C) Some cases involve more than one employee. Code of Conduct Respect for human rights Our Code of Conduct (CoC) ensures that we act with We consider human and workplace rights to be inviolable integrity and accountability in all of our business dealings and fundamental to our sustainability as a business. We are and relationships, in compliance with all applicable laws, committed to ensuring that everyone working throughout regulations and policies. our operations and within our supply chain is treated with dignity and respect. Our principles regarding human rights We expect everyone working at CCEP to adhere to the are set out in our CoC and further detail is provided in our CoC. We also expect all third parties who work on our Human Rights Policy, which is aligned with accepted behalf to act in an ethical manner consistent with our international standards such as the United Nations CoC and to comply with our Supplier Guiding Principles. Guiding Principles on Business and Human Rights. The CoC has been formally adopted in all the territories We have a zero tolerance approach to modern slavery in which we operate, as well as our shared service centres of any kind within our operations and supply chain. This in Bulgaria. All employees are required to undergo CoC includes all forms of forced labour and any form of human training, and this is part of the induction process for new trafficking. In 2017, we published our first Modern Slavery employees. Training on specific topics related to their Statement, and continue to update this annually. roles is also provided where needed. All people managers receive a CoC guide that addresses their responsibilities. In October 2018, we conducted our first internal human This includes a matrix to help with decision making and rights workshop with participation from senior managers guidance on situations such as bullying and harassment. across our business, including support and engagement from our leadership team. In 2019, we conducted an Preventing bribery and corruption internal Human Rights Risk Assessment, involving some We aim to prevent all forms of bribery and corruption of our senior leaders. We also sought input and advice in our business dealings. Our CoC sets out our principles from key external stakeholders, including UN OHCHR, and standards to prevent bribery and corruption, Institute of Employers, KnowTheChain and many including conflicts of interest and the exchange of gifts industry peers. and entertainment. In 2019, we launched our Anti-bribery, We identified nine key areas as posing the greatest Gifts and Entertainment Policy and our Conflicts of risk to people in our own operations and across our Interest Policy, applicable to all employees, following value chain. We have initially focused on the first four consultation with works councils in each of the countries priority issues to ensure full compliance and that in which we operate. This is accompanied by mandatory action is taken: health, safety and security; equality training for a targeted audience. and non-discrimination; working hours; and migrant and temporary workers. We will develop actions for the SEE THE COC AT WWW.CCEPCOKE.ONLINE/CODE-OF-CONDUCT-POLICY remaining issues in 2020: freedom of association; right to privacy and data protection; forced labour; and wages. Raising concerns All procurement managers who interact with suppliers are Any employee who wishes to raise concerns about given training on the Supplier Guiding Principles (SGPs) wrongdoing at CCEP can do so in a number of different and Sustainable Agriculture Guiding Principles (SAGPs), ways, including contacting a line manager or through as well as on Human Rights, as part of their induction. our dedicated Speak Up channels. When any employee voices concerns in relation to the CoC, CCEP will On Human Rights Day in December 2019, we promptly and appropriately conduct an investigation. communicated our progress on this issue to our people and stakeholders. FOR MORE DETAIL, SEE OUR AUDIT COMMITTEE REPORT ON PAGES 81-86 MORE INFORMATION ABOUT OUR APPROACH TO ADDRESSING HUMAN RIGHTS CAN BE FOUND ON WWW.COCACOLAEP.COM/SUSTAINABILITY/HUMAN-RIGHTS Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 25

Strategic Report Governance and Directors’ Report Financial Statements Other Information Business and financial review Our business CCEP is the world’s largest independent Coca-Cola bottler by revenue, operating in 13 countries in Western Europe and employing around 23,300 people. We are proud of our strong heritage in Western Europe, and as CCEP we have established a solid track record of performance and a platform for profitable growth through our combined experience, scale and reach. We continue to enhance our position as a leader in one of the largest consumer goods sectors in some of Europe’s most significant markets. Note regarding the presentation of non-GAAP financial information We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure. For purposes of this document, the following terms are defined: ‘‘As reported’’ are results extracted from our consolidated financial statements. ‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days. ‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates. ‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash. ‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures. ‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. ‘‘Net debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. ‘‘ROIC’’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. ‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax. 26 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 27

Additionally, within this report, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout the year. Unless otherwise stated, percent amounts are rounded to the nearest 0.5%. Year ended 31 December 2019 € million % change vs prior year Key financial measures(A) Unaudited, fx impact calculated by recasting current year results Comparable at prior year rates As reported Comparable Fx impact As reported Comparable Fx impact fx-neutral Revenue 12,017 12,017 (9) 4.5% 4.5% —% 4.5% Cost of sales 7,424 7,423 (6) 5.0% 5.5% —% 5.5% Operating expenses 3,045 2,918 (1) (3.5)% 0.5% —% 0.5% Operating profit 1,548 1,676 (1) 19.0% 6.0% —% 6.0% Profit after taxes 1,090 1,185 (1) 20.0% 6.0% —% 6.0% Diluted earnings per share (€) 2.32 2.53 — 24.5% 10.0% —% 10.0% (A) See Supplementary financial information – income statement section for reconciliation of As reported to Comparable financial information. Financial highlights • Reported revenue totalled €12.0 billion, up 4.5% versus prior year, on both a reported and fx-neutral basis. • Volume increased 1.0% while revenue per unit case increased 3.0%, including approximately 1.0% from the impact of incremental soft drinks taxes. • Reported operating profit was €1.5 billion, up 19.0%. Comparable operating profit was €1.7 billion, up 6.0%. • Reported diluted earnings per share were €2.32 or €2.53 on a comparable and fx-neutral basis, up 10.0%. • Net cash flows from operating activities were €1.9 billion. Full year free cash flow* was €1.1 billion. * Refer to Liquidity and capital management section for a reconciliation between net cash flows from operating activities and free cash flow. Operational review In 2019, our business delivered another solid year of results, demonstrating continued focus on driving profitable revenue growth through managing price and mix across our portfolio, strong in market execution and a step up in innovation. We are continuing our journey to build an organisation based on three pillars: great people, great service and great beverages, and our strong team of talented and engaged people has delivered the successful completion of our 2016 Merger commitments. Reported operating profit totalled €1.5 billion, up 19.0% versus the prior year. Comparable operating profit was €1.7 billion, up 6.0% on a comparable basis. Full year 2019 diluted earnings per share was €2.32 on a reported basis, or €2.53 on a comparable basis. Volumes were up 1.0% this year reflecting effective execution in our markets and innovation led growth, while cycling by strong volumes in the second half of last year. Revenue per unit case growth benefited from favourable price and package mix. This resulted in revenue growth on a comparable and fx-neutral basis which, along with the realisation of our post-Merger synergy benefits, led to further comparable operating profit growth during the year. Revenue Revenue totalled €12.0 billion, up 4.5% versus prior year, both on a reported and fx-neutral basis. Revenue per unit case grew 3.0% in 2019, on a comparable and fx-neutral basis, benefiting approximately 1.0% from the impact of incremental soft drinks taxes. Revenue Year ended In millions of €, except per case data which is calculated prior to rounding. Fx impact calculated by recasting current year results at prior year rates. 31 December 2019 31 December 2018 % change As reported 12,017 11,518 4.5% Adjust: Total items impacting comparability — — —% Comparable(A) 12,017 11,518 4.5% Adjust: Impact of fx changes 9 n/a —% Comparable and fx-neutral 12,026 11,518 4.5% Revenue per unit case(A) 4.77 4.62 3.0% (A) The change in revenue and revenue per unit case includes the impact of 1.0% for the year ended 31 December 2019, related to incremental soft drinks taxes introduced during 2018 in Great Britain and France. Revenue per unit case growth benefited from favourable price and package mix during the year. 26 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 27

Strategic Report Governance and Directors’ Report Financial Statements Other Information Business and financial review continued Year ended 31 December 2019 31 December 2018 Revenue Revenue by geography % of total % of total % change Iberia (Spain, Portugal and Andorra) 23.0% 23.0% 4.5% Germany 20.5% 20.5% 4.0% Great Britain 20.0% 20.0% 6.0% France (France and Monaco) 16.0% 15.5% 7.0% Belgium/Luxembourg 8.5% 8.5% 2.0% Netherlands 5.0% 5.0% 4.0% Norway 3.5% 3.5% (0.5)% Sweden 3.0% 3.0% 0.5% Iceland 0.5% 1.0% (6.5)% Total 100.0% 100.0% 4.5% On a territory basis in 2019, reported revenue in Iberia was up 4.5% versus 2018. This was driven mainly by volume growth resulting from improving market and weather trends, further supported by solid execution in the away from home channel in Portugal. From a brand perspective, the growth led by Cola-Cola trademark, Monster, Aquarius and Appletiser was partly offset by a decline in our water brand, Aquabona, due to pricing initiatives. Additionally, revenue per case growth was supported by improved price and channel mix. Reported revenue in Germany was up 4.0% versus 2018. This was driven mainly by volume growth in Coca-Cola Zero Sugar, Monster and Fuze Tea, partially offset by strong volumes in the second half of 2018 and a decline in our water brands, Apollinaris and ViO. Additionally, revenue per case growth was supported by positive price and package mix, including strong growth in energy, 3.5% growth in small glass(A) and more effective promotions in water. Reported revenue in Great Britain was up 6.0% versus 2018. This includes the impact of approximately 3.0% relating to incremental soft drinks taxes introduced in 2018, as well as approximately 1.0% impact from foreign exchange translation. The additional increases in revenue were driven mainly by volume growth in Coca-Cola Zero Sugar, Fanta and Monster, partially offset by strong volumes in the second half of 2018 and softer market conditions in the fourth quarter of 2019. Additionally, revenue per case growth was supported by positive package, category and channel mix, including small cans(A) growth of 15.5% and strong performance of the away from home channel partly due to new customer wins. Reported revenue in France was up 7.0% versus 2018. This includes the impact of approximately 2.5% relating to incremental soft drinks taxes introduced in 2018. The increase in revenue was mainly driven by volume growth following the resolution of a significant customer dispute in 2018, as well as solid growth in Coca-Cola Zero Sugar, Fuze Tea, Monster and Tropico, partially offset by challenging market conditions, particularly in the home channel. Additionally, revenue per case growth was supported by positive package mix from continued volume growth in priority small packs(B). Reported revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) was up 1.5% versus 2018. The increase in revenue was mainly driven by the Netherlands (up 4.0%) and Belgium/Luxembourg (up 2.0%). Volumes were led by Coca-Cola Zero Sugar, Monster, Fuze Tea and Tropico, partially offset by strong volumes in the second half of 2018. Additionally, revenue per case growth was supported by positive price and priority small packs(B) volume growth. (A) Small glass = glass < 1 litre; small cans = cans <33cl. (B) PET and glass < 1 litre; cans <33cl. Comparable volume – selling day shift Year ended In millions of unit cases, prior period volume recast using current year selling days(A) 31 December 2019 31 December 2018 % change Volume 2,521 2,493 1.0% Impact of selling day shift n/a — n/a Comparable volume – selling day shift adjusted 2,521 2,493 1.0% (A) A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. Volumes were up 1.0% in 2019 reflecting effective execution in our markets and innovation led growth, partially offset by strong volumes in the second half of 2018. 28 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 29

Year ended Comparable volume by brand category 31 December 2019 31 December 2018 Volume Adjusted for selling day shift % of total % of total % change Sparkling 86.0% 85.5% 1.5% Coca-Cola trademark 63.5% 63.0% 1.5% Flavours, mixers and energy 22.5% 22.5% 1.0% Stills 14.0% 14.5% (0.5)% Hydration 8.5% 7.0% (3.0)% RTD teas, RTD coffees, juices and other drinks 5.5% 7.5% 4.0% Total 100.0% 100.0% 1.0% On a brand category basis in 2019, Coca-Cola trademark volume increased by 1.5% versus 2018. Coca-Cola Classic volume was down 1.0%, with growth in Iberia and France offset by higher weather driven volumes in the second half of 2018 and the incremental soft drinks tax impact in the first half of 2018. Lights were up 5.5% with strong growth across all markets driven by Zero Sugar (up 13.0%) and new flavours across both ranges. Flavours, mixers and energy volume increased by 1.0% versus 2018. This mainly reflects 0.5% growth in Fanta volume led by higher distribution of Fanta Zero and new flavours (for example, Grape Zero) as well as effective Halloween marketing activity. Energy volumes were up 16.0% with strong performance of the Monster Mango Loco and Ultra ranges. Appletiser volume growth (up 53.5%) was driven by the launch in Iberia and solid growth in Great Britain. Schweppes volume in Great Britain increased by 2.0% while Royal Bliss grew 15.5% in Spain driven by distribution gains. Coca-Cola Energy is now available in all markets. Hydration volume decreased by 3.0% versus 2018. This mainly reflects higher weather driven volumes in the second half of 2018 and fewer low value promotional activities in 2019, only partly offset by the growth of Aquarius in Iberia and Powerade in France and Germany. RTD teas, RTD coffees, juices and other drinks volume increased by 4.0% versus 2018. This mainly reflects increased share gains in the RTD tea category. Fuze Tea is now the number one RTD tea brand in Germany, and Honest Tea continues to gain distribution. Tropico doubled its category share in France since we began distribution and we have seen positive early results from the expansion in Belgium. Costa Coffee RTD volume is reflecting growing distribution in Great Britain. Additionally, Monster Espresso performed well and we launched salted caramel flavour in Great Britain in the fourth quarter of 2019. Cost of sales Reported cost of sales was €7,424 million, up 5.0% versus 2018. Comparable cost of sales was €7,423 million, up 5.5% on both a comparable and fx-neutral basis versus 2018. Cost of sales per unit case increased by 4.5% on a comparable and fx-neutral basis. This reflects the impact of the incremental soft drinks taxes introduced during 2018 in Great Britain and France, brand and package mix, higher co-packing costs due to innovation, and also higher concentrate costs through the incidence pricing model given increased revenue per unit case growth. Cost of sales Year ended In millions of €, except per case data which is calculated prior to rounding. Fx impact calculated by recasting current year results at prior year rates. 31 December 2019 31 December 2018 % change As reported 7,424 7,060 5.0% Adjust: total items impacting comparability(A) (1) (31) 0.5% Comparable(B) 7,423 7,029 5.5% Adjust: impact of fx changes 6 n/a —% Comparable and fx-neutral 7,429 7,029 5.5% Cost of sales per unit case(B) 2.95 2.82 4.5% (A) See Supplementary financial information – income statement. (B) The change in cost of sales and cost of sales per unit case includes the impact of 1.5% for the year ended 31 December 2019 related to incremental soft drinks taxes introduced during 2018 in Great Britain and France. Operating expenses Reported operating expenses were €3,045 million, down 3.5%, or €113 million, versus 2018. This includes restructuring expenses, which have decreased by €120 million, from €250 million in 2018 to €130 million in 2019. Further detail relating to our restructuring charges is provided below. Comparable operating expenses were €2,918 million, up 0.5%, or €11 million, versus 2018. This reflects our continued spend for the future, such as expanding our field sales teams, offset by synergy benefits and a continued focus on managing expenses. 28 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 29

Strategic Report Governance and Directors’ Report Financial Statements Other Information Business and financial review continued Operating expenses Year ended In millions of € fx impact calculated by recasting current year results at prior year rates 31 December 2019 31 December 2018 % Change As reported 3,045 3,158 (3.5)% Adjust: total items impacting comparability(A) (127) (251) 4.0% Comparable 2,918 2,907 0.5% Adjust: impact of fx changes 1 n/a —% Comparable and fx-neutral 2,919 2,907 0.5% (A) See Supplementary financial information – income statement. Restructuring During 2019, we recognised restructuring charges across the Group of €130 million. These charges were principally related to the transformation of our cold drink operations, commercial and supply chain restructuring initiatives in Germany, and logistics transformation activities in Northern Europe territories. The transformation of our cold drink operations is aimed at delivering a modern, differentiated and versatile equipment fleet to optimise net cooler placements through our markets, including the introduction of a more cost effective cooler. Charges in the year include €47 million related to the accelerated depreciation of our aged cold drink equipment assets. The commercial and supply chain restructuring initiatives in Germany relate to a reorganisation of our full service vending business and a redundancy programme across both commercial and supply chain functions designed to increase operational productivity. The restructuring charges incurred in 2019 related to these initiatives were approximately €24 million, primarily made up of severance costs. We also incurred approximately €10 million of severance related restructuring charges in connection with transformation activities across our logistics operations in Belgium. Return on invested capital ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. For the year ended 31 December 2019, ROIC increased by 40 basis points, to 10.3%, versus 2018, driven by comparable operating profit growth, the completion of our 2018 share buyback programme and an increase in our dividend payments during 2019, offset by a net increase in our borrowings during the year and the impact of adopting IFRS 16. ROIC Year ended In millions of € 31 December 2019 31 December 2018 Comparable operating profit(A) 1,676 1,582 Taxes(B) (421) (391) Comparable operating profit after tax 1,255 1,191 Opening borrowings less cash and cash equivalents(C) 5,631 5,388 Opening equity 6,564 6,685 Opening invested capital 12,195 12,073 Closing borrowings less cash and cash equivalents 6,105 5,309 Closing equity 6,156 6,564 Closing invested capital 12,261 11,873 Average invested capital 12,228 11,973 ROIC(D) 10.3% 9.9% (A) Reconciliation from reported operating profit to comparable operating profit is included in the Supplementary financial information – income statement. (B) Tax rate used is the comparable effective tax rate for the year. (C) As a result of the adoption of IFRS 16 on 1 January 2019, lease obligations previously classified as operating leases were included in borrowings. As at 1 January 2019, opening borrowings less cash and cash equivalents increased by €322 million to €5,631 million, as compared to the closing balance as at 31 December 2018 of €5,309 million. The closing position as at 31 December 2018 included only finance lease obligations of €75 million. See Note 2 of the consolidated financial statements for further information relating to our adoption of IFRS 16. (D) As a result of the adoption of IFRS 16 there was a reduction in ROIC of approximately 25 basis points. 30 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 31

Liquidity and capital management Liquidity Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. The Group has amounts available for borrowing under a €1.5 billion multi currency credit facility with a syndicate of 10 banks. This credit facility matures in 2024 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2019, the Group had no amounts drawn under this credit facility. Net cash flows from operating activities were €1,904 million in 2019, an increase of 5.0%, or €98 million, from €1,806 million in 2018. These cash flows were primarily generated from our operations and included a VAT refund of €126 million relating to the ongoing dispute with the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region), offset by restructuring cash outflows of €147 million. In addition, in connection with the adoption of IFRS 16, €128 million of payments relating to lease obligations were classified outside operating activities in 2019. See Note 2 of the consolidated financial statements for further information relating to our adoption of IFRS 16. We continue to invest significantly in our capital expenditure programmes to improve the operating capacity of our business, demonstrated by €602 million of spend during 2019 on purchases of property, plant and equipment and capitalised software as part of our business capability programme. This compares to €600 million in 2018. Following from the items outlined above, free cash flow generation for the year was €1,099 million, in line with 2018 of €1,111 million. Free cash flow Year ended In millions of € 31 December 2019 31 December 2018 Net cash flows from operating activities 1,904 1,806 Less: purchases of property, plant and equipment (506) (525) Less: purchases of capitalised software (96) (75) Less: interest paid, net (86) (81) Add: proceeds from sales of property, plant and equipment 11 4 Less: payments of principal on lease obligations(A) (128) (18) Free cash flow 1,099 1,111 (A) As a result of the adoption of IFRS 16 on 1 January 2019, the majority of the Group’s lease obligations are now presented on the balance sheet as right of use (ROU) assets within property, plant and equipment. Cash outflows relating to operating leases had previously been presented in net cash flows from operating activities and, from 1 January 2019, these equivalent cash flows are now included as cash flows from financing activities. During the year ended 31 December 2019, total cash outflows from payments of principal on lease obligations were €128 million. Our lease obligations are operating in nature and so we believe it is appropriate to include the related cash outflows in our free cash flow measure. The Group has thus elected to amend its definition of free cash flow and now includes cash outflows from lease obligations. This change is commensurate with the overall objective of the non-GAAP measure, being a measure of the Group’s cash generation from operating activities and taking into account our investing activities and non-discretionary interest payments. In 2018, while our operating lease cash flows were presented as operating cash flows, our finance lease cash flows were included within financing activities and not adjusted for within free cash flow. In amending our free cash flow definition in 2019, our free cash flow for the comparative 2018 period has been adjusted by €18 million, to €1,111 million. In 2019, and excluding the effects of adopting IFRS 16 described above, total borrowings increased by €491 million. This was driven by new issue proceeds of €1,089 million from the issuance of €493 million 1.125% notes due 2029, €495 million 0.7% notes due 2031 and €101 million net issuances of short-term borrowings, offset by repayments on debt in the period of €625 million. Capital management The primary objective of our capital management strategy is to ensure strong ratings and to maintain appropriate capital ratios to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies and currently our long-term ratings continue to be investment grade with a stable outlook. Changes in the operating results, cash flows or financial position could impact the ratings assigned by ratings agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy. 30 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 31

Strategic Report Governance and Directors’ Report Financial Statements Other Information Business and financial review continued Net debt As at Credit ratings In millions of € 31 December 2019 31 December 2018 As of 13 March 2020 Moody’s Standard & Poor’s Total borrowings(A) 6,421 5,618 Long-term rating A3 BBB+ Add: fx impact of non-euro borrowings 6 24 Outlook Stable Stable Adjusted total borrowings 6,427 5,642 Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, Less: cash and cash equivalents (316) (309) acquisitions, investment decisions and working capital Net debt 6,111 5,333 management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a (A) As a result of the adoption of IFRS 16 on 1 January 2019, borrowings now include the recommendation to buy, sell or hold securities and majority of the Group’s leasing obligations. As at 31 December 2019, lease obligations may be subject to revision or withdrawal at any time. included within total borrowings totalled €387 million. For the comparative period, only finance lease obligations of €75 million were included within total borrowings. The ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage, and so we provide a reconciliation of this measure. Net debt enables investors to see the economic effect of total borrowings, related foreign exchange impact and cash and cash equivalents in total. Adjusted EBITDA is calculated as EBITDA after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs and, although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. Net debt to adjusted EBITDA Adjusted EBITDA Year ended In millions of € 31 December 2019 31 December 2018 Reported profit after tax 1,090 909 Taxes 364 296 Finance costs, net 96 93 Non-operating items (2) 2 Reported operating profit 1,548 1,300 Depreciation and amortisation(A) 639 512 Reported EBITDA 2 ,187 1,812 Items impacting comparability: Mark-to-market effects(B) (2) 8 Restructuring charges(C) 92 259 Adjusted EBITDA 2,277 2,079 Net debt to EBITDA 2.79 2.94 Net debt to adjusted EBITDA 2.68 2.57 (A) Depreciation in 2019 includes the effects relating to the adoption of IFRS 16 on 1 January 2019. For the year ended 31 December 2019, depreciation related to ROU assets capitalised under IFRS 16 was €124 million. (B) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (C) Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. 32 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 33

Dividends In line with our commitments to deliver long-term value to shareholders, in April and October 2019, the Board declared interim dividends of €0.62 per share, an increase of 17% versus 2018. For the year ended 31 December 2019, dividend payments totalled €574 million (2018: €513 million). Share buyback In 2019, we repurchased €1.0 billion of Shares, completing the €1.5 billion share buyback programme announced in September 2018. On 13 February 2020, we announced our intention to commence a new €1 billion share buyback programme, in accordance with the general authority to repurchase Shares granted by shareholders at the Company’s AGM in 2019, and subject to further shareholder approval at the AGM in 2020. The value of the programme may be adjusted depending on economic, operating, or other factors, including acquisition opportunities. Supplementary financial information – income statement The following provides a summary reconciliation of CCEP’s reported and comparable results for the full years ended 31 December 2019 and 31 December 2018: Full year 2019 As reported Items impacting comparability Comparable Unaudited, in millions of € except per Mark-to- share data which is calculated prior market Restructuring Net tax to rounding CCEP effects(A) charges(B) items(F) CCEP Revenue 12,017 — — — 12,017 Cost of sales 7,424 (1) — — 7,423 Gross profit 4,593 1 — — 4,594 Operating expenses 3,045 3 (130) — 2,918 Operating profit 1,548 (2) 130 — 1,676 Total finance costs, net 96 — — — 96 Non-operating items (2) — — — (2) Profit before taxes 1,454 (2) 130 — 1,582 Taxes 364 (1) 36 (2) 397 Profit after taxes 1,090 (1) 94 2 1,185 Diluted earnings per share (€) 2.32 — 0.21 — 2.53 Diluted weighted average Shares outstanding 469 Full year 2018 As reported Items impacting comparability Comparable Unaudited, in millions of € except per Mark-to- share data which is calculated prior market Restructuring Net tax to rounding CCEP effects(A) charges(B) items(F) CCEP Revenue 11,518 — — — 11,518 Cost of sales 7,060 (7) (24) — 7,029 Gross profit 4,458 7 24 — 4,489 Operating expenses 3,158 (1) (250) — 2,907 Operating profit 1,300 8 274 — 1,582 Total finance costs, net 93 — — — 93 Non-operating items 2 — — — 2 Profit before taxes 1,205 8 274 — 1,487 Taxes 296 1 68 2 367 Profit after taxes 909 7 206 (2) 1,120 Diluted earnings per share (€) 1.86 0.02 0.42 — 2.30 Diluted weighted average Shares outstanding 488 (A) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (B) Amounts represent restructuring charges related to business transformation activities. (C) Amounts include the deferred tax impact related to income tax rate and law changes. The amount in 2018 includes the net book tax impact of US tax reform and the related simplification of our debt and capital structure. 32 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 33

Strategic Report Governance and Directors’ Report Financial Statements Other Information Sustainability ACTION ON We are taking action on sustainability by using our business and brands to build a better future. For people. For the planet. We believe that business success and sustainability go We have a separate Corporate Social hand in hand. We want to grow our business in a way that Responsibility Committee of the Board, which manages our social and environmental impacts responsibly monitors progress against our sustainability agenda, and makes our people and our stakeholders proud. reflecting the importance we place on sustainability. We are doing this through our Group wide sustainability   READ MORE IN OUR CORPORATE GOVERNANCE REPORT ON PAGES 67-76 action plan – This is Forward. Created with TCCC, and developed through continuous consultation with our stakeholders, including customers, NGOs and suppliers, across all our territories, the plan places sustainability at the heart of our business strategy. Through This is Forward, we are taking action on six key social and environmental areas where we know we have significant impact, and which our stakeholders want us to prioritise. In each of these areas we have made a number of commitments which align with the targets underpinning the UN Sustainable Development Goals (SDGs). Together, they provide a clear direction of how we intend to work with partners across our value chain to build a better future – for our business, for people and for the planet. There is no going back. This is Forward.   FIND OUT MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY 34 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

 DRINKS  PACKAGING  SOCIETY WE’LL BE A TOTAL BEVERAGE COMPANY, WE’LL COLLECT ALL OF OUR PACKAGING SO WE’LL BE A FORCE FOR GOOD BY CHAMPIONING OFFERING CONSUMERS AN EVEN GREATER THAT NONE OF IT ENDS UP AS LITTER OR IN INCLUSION AND ECONOMIC DEVELOPMENT IN CHOICE OF DRINKS WITH REDUCED SUGAR. THE OCEANS. SOCIETY — WITH OUR EMPLOYEES AND OUR We’ll reduce the sugar in our soft We’ll make sure that 100% of our COMMUNITIES. drinks by 10% between 2015 and primary packaging is recyclable We’ll foster a diverse and inclusive 2020, and that’s in addition to the or reusable. culture in our business and make sure 5% reduction achieved in the We’ll work with local and national that women hold at least 40% of our previous five years.(A) partners to collect 100% of our management positions. We’ll aim for 50% of our sales to come packaging in Western Europe, We’ll expand the contribution (B) from low or no calorie drinks. including support for well designed we make to society by increasing deposit return schemes where a We’ll continuously evolve our recipes our employee volunteering and proven alternative does not exist.(C) and portfolio to offer a greater supporting local community choice of drinks. We’ll remove all unnecessary or hard partnerships. to recycle packaging from our We’ll make it easier for consumers We’ll support initiatives which portfolio.(C) to cut down on sugar with help young people gain the straightforward product information We’ll make sure that at least 50% employability, skills and confidence and smaller pack sizes. of the material we use for our PET they need to succeed. bottles comes from recycled plastic We’ll make sure we don’t advertise to (rPET) by 2023 and we’ll aim to reach children under 12 and that our sales 100% recycled or renewable plastic and marketing practices evolve in in the future.(C) line with external expectations. We’ll use the reach of our brands to inspire everyone to recycle. We’ll lead the way in pioneering sustainable packaging – including renewable materials and smart new ways to reduce packaging waste.  WATER  CLIMATE  SUPPLY CHAIN WE’LL HANDLE WATER WITH THE CARE IT WE’LL HALVE OUR DIRECT CARBON WE’LL SOURCE OUR MAIN INGREDIENTS DESERVES ACROSS OUR BUSINESS AND OUR EMISSIONS AND PURCHASE 100% AND RAW MATERIALS SUSTAINABLY VALUE CHAIN. RENEWABLE ELECTRICITY. AND RESPONSIBLY. We’ll protect the sustainability We’ll cut greenhouse gas emissions We’ll make sure 100% of our main of the water sources we use for from our core business by 50%.(E) agricultural ingredients and raw future generations. materials come from sustainable We’ll cut greenhouse gas emissions sources by 2020. We’ll reduce the water we use by 35% across our entire value chain. in manufacturing by 20% – and address We’ll continue to embed We’ll purchase 100% renewable water impacts in our supply chain.(D) sustainability, ethics and human electricity by 2020. rights into our supply chain.(F) We’ll replenish 100% of the water we use in areas of water stress. Baseline is 2010 and target date is 2025 unless otherwise stated (A) Sparkling soft drinks and non-carbonated soft drinks only. Does not include water or juice. This commitment is for CCEP and TCCC WEBU. Baseline is 2010 and includes historical, consolidated data for Coca-Cola Enterprises, Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke AG that was recalculated after the Merger. (B) Total CCEP sales. Does not include coffee, alcohol, beer or freestyle. Low-calorie beverages< _20kcal/100ml. Zero calorie beverages <4kcal/100ml. (C) 2019 enhanced Action on packaging commitments. (D) Water use ratio, litres of water per litre of finished product produced. (E) Absolute carbon reduction target, irrespective of business growth. Core business operations includes manufacturing, cold drink equipment and transportation. (F) We’ll do this through our global Supplier Guiding Principles and Human Rights Policies. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 35

Strategic Report Governance and Directors’ Report Financial Statements Other Information Action on drinks 03 CCEP COMMITMENT TO SDGs Too much sugar isn’t good for anyone. By evolving our portfolio, 03 > GOOD HEALTH AND WELLBEING we’re helping consumers manage the amount of sugar they consume and make more informed choices about their diets. Our strategy To ensure that 50% of our sales come from low and no calorie drinks by 2025, we also continue to increase Today, people are looking for a broader variety of drink investments in marketing to raise consumer awareness options, including low and no calorie drinks, to fit a of our range of new reduced sugar drinks. greater range of moments and occasions. Working with TCCC and other franchisors, we’re evolving our business In 2019, to diversify our portfolio and to offer consumers in line with these changes. a greater choice of drinks, we expanded our presence in the dynamic energy drink category with Coke Energy. We’re rethinking many of our recipes to reduce sugar This complements our existing Monster range of energy across our brands. At the same time we’re expanding drinks, which we expanded further with the launch of our portfolio to include many other types of drinks like Monster Reign, a range of performance energy drinks RTD teas and coffees, juices and purified water. We’re with zero calories. In France and Belgium we launched committed to ensuring that 50% of our sales come from Tropico, a newly acquired still juice brand. low and no calorie drinks by 2025. To help consumers make informed choices, we’re We’re also making it easier for consumers to cut down on committed to providing clear nutrition information sugar by providing straightforward product information, about our drinks. We support schemes that promote and by making smaller and more convenient pack sizes a consistent approach to labelling across markets and more readily available. align with EU legislation, and we’re encouraged to see We’re shifting our marketing spend to make people growing support for colour based interpretive labelling more aware of our low and no sugar options, while across the EU. We are closely monitoring developments continuing to ensure we never advertise to children related to the EU-led process underway for front of under 12. pack nutrition labelling. We are also making smaller and more convenient pack Our actions sizes more readily available, with increased activation We’re continuing to make progress in reducing sugar focus in all our territories. across our portfolio through portfolio innovation To ensure we do not market to children under 12, and reformulation, launching 169 low and no calorie we inform and train our sales and marketing teams drinks to the market in 2019. These included Aquarius with clear operational guidelines to meet our Hydration, a functional water drink launched in France, external commitments. GB, Germany and Sweden that couples simple hydration with essential mineral intake. We also reformulated our READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-DRINKS Capri-Sun Tropical, Multivitamin and Orange range in France. In Belgium we introduced Chaudfontaine Sensation, a low-calorie water flavoured with fruit juice. Our progress 2019 2018 Reduction in average sugar per litre in our soft drinks portfolio since 2015 12.9% 11.1% WE CONSTANTLY STRIVE TO OFFER THE BEST Reduction in average sugar per litre in PRODUCTS TO OUR SHOPPERS, WITH A WIDE RANGE our soft drinks portfolio since 2010 17.6% 15.8% OF CHOICE. WITH THE INCREASING DEMAND FOR LOW AND NO CALORIE BEVERAGES, WE SEE CCEP Products sold that are low or no calorie 46% 45% “HAS BEEN LEADING THE WAY BY CONTINUOUSLY INTRODUCING GREAT TASTING DRINKS THAT MEET OUR CONSUMER NEEDS.” Roderick Rasquin – Lead Category manager Albert Heijn – The Netherlands 36 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Action on packaging 14 CCEP COMMITMENT TO SDGs 12 The world has a major packaging waste problem. We’re taking 12 > RESPONSIBLE CONSUMPTION action to ensure that we collect 100% of our packaging so that AND PRODUCTION none of it ends up as litter or in the oceans. 14 > LIFE BELOW WATER Our strategy that we would replace hard to recycle shrink wrap with 100% recyclable cardboard packaging for multi pack We’re committed to leading the way towards a circular cans. This will remove around 4,000 tonnes of single use economy where 100% of our packaging is collected, plastic per year across our territories. We also changed reused or recycled. At CCEP we see this as one of our the colour of our plastic Sprite bottles from green to most urgent sustainability priorities, and in 2019 we clear, making them easier to recycle bottle to bottle. announced enhanced packaging targets to accelerate delivery, together with TCCC. During the year, we announced that we would support well designed deposit return schemes across Western Through these enhanced targets, we have committed Europe, where an effective alternative doesn’t already to eliminating all unnecessary or hard to recycle plastic exist. This supports our goal to collect a bottle or can from our portfolio. We've also brought forward the for every one we sell by 2025. deadline to increase the level of recycled content in our plastic bottles to at least 50% from 2025 to 2023, aiming We also stepped up our efforts to increase the to reach 100% recycled or renewable plastic in the future. recycled content in our packaging. From 2020 By 2025, all of our packaging will be 100% recyclable. onwards, all our Honest, GLACÉAU Smartwater, Chaudfontaine and ViO bottles will be made from 100% We continue to work with TCCC to use our brands to recycled plastic, removing 9,000 tonnes of virgin plastic encourage consumers to recycle more, as well as working from our portfolio per year. In addition, from 2020, all our with customers, local governments and other stakeholders plastic bottles produced in Sweden will be made from to improve local collection and recycling rates. 100% rPET – a global first for the Coca-Cola system. We also continue to invest in sustainable packaging Innovation continues to play a vital role. In 2019, innovations, including exploring refillable and packaging we unveiled our first ever sample bottle made using free delivery models. Finally, to improve transparency 25% recycled marine plastics. Developed through on our packaging performance, we have committed a partnership between Ioniqa Technologies, Indorama to reporting annually on our packaging footprint. Ventures, Mares Circulares and TCCC, the marine bottle demonstrates that one day, even ocean debris could Our actions be used in recycled packaging for food or drinks. In 2019, we developed a Sustainable Packaging Office We recognise that cross sector alliances play an (SPO), a cross system working model that streamlines important role in creating a circular economy for our all the technical and exploratory sustainable packaging packaging. Together with TCCC and the Coca-Cola work across our geographies, accelerates our innovation Hellenic Bottling Company, we have joined the Circular in this area and supports our progress towards our Plastics Alliance, an initiative bringing public and private enhanced packaging targets. stakeholders together to support the EU’s target of To support our commitments to make 100% of our ensuring that 10 million tonnes of recycled plastics are packaging recyclable or reusable by 2025, we announced used to make products in Europe in 2025. READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-PACKAGING OUR RECYCLING PROGRAMME AT BRUSSELS AIRPORT IN PARTNERSHIP WITH CCEP SUPPORTS THEIR Our progress 2019 2018 AMBITION TO COLLECT EVERY BOTTLE THEY PUT Primary packaging that is recyclable 98.3% 97.9% ON THE MARKET. WITH THIS PROJECT WE ARE or reusable “RESPONDING TO EVER INCREASING ON THE GO Recycled plastic in our PET bottles 30.5% 27.6% CONSUMPTION, AIMING FOR AN INCREASE IN PACKAGING WASTE COLLECTION AND ITS RECYCLING RATE.” Patrick Laevers – Managing Director Fost Plus – Belgium Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 37

Strategic Report Governance and Directors’ Report Financial Statements Other Information Action on society CCEP COMMITMENT 05 TO SDGs 08 We’re determined to make a positive difference in society 05 > GENDER EQUALITY by promoting inclusion, diversity and economic development, 08 > DECENT WORK AND ECONOMIC GROWTH both in our workplaces and in our local communities. Our people Fostering an inclusive, diverse working culture is integral to our strategy. To support this, we set up a new CCEP Our strategy wide Inclusion and Diversity Centre of Expertise in 2019. Our success is only possible with the passion and A new CCEP wide Inclusion and Diversity Policy was commitment of the 23,300 talented people who work approved by the Board in 2019. It will be launched in 2020 with us. We believe that diversity is a key driver of and explains the importance of inclusion and diversity to innovation and growth. Our vision is to be an CCEP’s future, and sets out our expectations in this area. organisation where people feel they belong, and where Promoting gender equality and empowering women different life experiences and perspectives are valued. continues to be a key priority. We aim to support women Promoting gender equality is an important part of this, at senior levels and improve the gender balance in our and to ensure we’re moving in the right direction we talent pipelines through a range of training programmes have a target for at least 40% of leadership positions and other initiatives. at CCEP to be held by women by 2025. Industry wide partnerships and pledges have an Being a great place to work also means providing important role to play in building a more diverse retail a safe, healthy working environment. We have strong sector. In 2019, our CEO Damian Gammell, along with programmes designed to eliminate accidents in the TCCC Chairman and CEO James Quincey, signed the workplace, along with a range of other benefits LEAD Network pledge, an industry wide commitment supporting our people’s health and wellbeing. to accelerating gender parity and inclusion across our sector. In January 2020, we also signed the Valuable 500 Our actions pledge, joining other companies and business leaders To build the right culture for growth and align our who have committed to putting disability inclusion on approach across our territories, we introduced our their business leadership agenda. people strategy in 2019. This includes an employee facing brand that defines the kind of experience we For the second year running, our business in Germany want everyone to have at CCEP. Me@CCEP is built on was awarded the Pride 500 Seal for its efforts in the idea that “everything starts with me” and is about promoting LGBT+ inclusiveness. Activities in 2019 being well, connected, valued, developed, rewarded included taking an active role in a range of LGBT+ and inspired. conferences and job fairs, hosting CCEP’s first European LGBT+ workshop, and producing 100,000 “Love” cans to FIND OUT MORE ABOUT ME@CCEP ON PAGE 21 show our support for the LGBT+ community. We have a safety road map in place to drive a harmonised approach to mitigating safety risks and create a culture WE ARE PLEASED THAT WE WERE ABLE TO AWARD of continuous improvement. CCEP manufacturing sites celebrating safety milestones in 2019 included CCEP, A LGBT+ DIVERSITY CHAMPION, WITH THE our Morpeth and Edmonton sites in GB, which have PRIDE 500 EMPLOYER SEAL. WITH ITS INTERNAL seen no lost time incidents for ten years and seven years AND EXTERNAL COMMITMENT, THE COMPANY SETS respectively. In Norway, our Robsrud site marked four “AN EXAMPLE FOR MORE EQUAL OPPORTUNITIES years without injuries causing a leave of absence. READ MORE AT FOR LESBIANS, GAYS, BISEXUAL, TRANSGENDER/ WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-SOCIETY-OUR-PEOPLE TRANSSEXUAL PLUS PEOPLE IN THE WORKPLACE.” Stuart B. Cameron – CEO & Founder UHLALA Group – Germany Our progress 2019 2018(A) Management positions at CCEP held   35.5% 35.2% by women (A) Restated – read full footnote on page 22 38 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

CCEP 04 COMMITMENT TO SDGs 11 04 > QUALITY EDUCATION 11 > SUSTAINABLE CITIES AND COMMUNITIES Our community investment and volunteering In 2019, we also launched Support my Cause, an initiative which enables our employees to nominate causes that Our strategy are close to their hearts and vote to select the charities Many of our communities face significant social or causes that CCEP should support. In 2019, we challenges, including high levels of youth unemployment launched the programme in Bulgaria, France, GB, and social exclusion. We want to act as a force for good by Germany and Spain, donating €195,000 to local charities supporting local community partnerships and by helping and community groups. In 2020, we plan to expand the disadvantaged young people gain the employability, programme across our other territories. skills and confidence they need to succeed. As part of our volunteering programme, we organised We also help address these issues across our territories our first ever Group wide volunteering week in June 2019. by offering our people the opportunity to dedicate up More than 1,000 people from across our territories took to two paid working days a year to volunteer in local part in litter clean up activities in coastal areas and public community programmes. places, collecting more than 1,000 bags of litter. In addition, our people also supported local community Our actions groups and charities including 165 colleagues in GB who In 2019, we contributed €8.8 million, or 0.60% of pre-tax volunteered 201 days to support Reach Up, volunteers in profit, to community initiatives. This included a range of Spain who focused on mentoring GIRA participants over programmes and partnerships to support young people a two month period and volunteers in Germany who from disadvantaged backgrounds. In France we launched volunteered at food banks. In 2019, our people dedicated new partnerships with Les Restaurants du Cœur and 25,839 hours of volunteering time, an increase of 116% Eloquentia. We continue to work with the Foundation of since 2018. Integration in Germany, UK Youth’s Reach Up programme We are also developing a new metrics toolkit to enhance in GB, JINC in the Netherlands, Mentor in Sweden and the our understanding of the impact of our community Red Cross in Norway and Iceland. In Spain our GIRA investments. We piloted the toolkit in France, GB, Jóvenes programme continues to promote employability Germany and Spain in 2019 and expect to roll this out and skills development amongst young people. across all our territories in 2020. To inform and educate our young leaders about the READ MORE AT social and environmental challenges faced by society, WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-SOCIETY-OUR-COMMUNITY 27 delegates from CCEP attended the One Young World summit in London in 2019. The summit provides a unique opportunity to build a community of talented young Our €8.8 million community contribution people who are ready to engage, learn, challenge and Total cash tackle the most important sustainability issues the 68% world faces, covering topics from climate change to poverty alleviation. Total in kind 13% OVER THE LAST TWO YEARS, CCEP VOLUNTEERS Total volunteer time HAVE WORKED ALONGSIDE YOUTH WORKERS, 11% SUPPORTING OUR PROGRAMME AND Total management costs (cash and time) GIVING MORE THAN 150 YOUNG PEOPLE THE 8% “CHANCE TO EXPLORE THEIR POTENTIAL AND UNDERSTAND THE JOURNEY INTO EMPLOYMENT.“ Patrick Shaw-Brown – Director of National Programmes UK Youth – GB Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 39

Strategic Report Governance and Directors’ Report Financial Statements Other Information Action on water CCEP COMMITMENT TO SDGs 06 Water is the main ingredient in our products and essential to 6 > CLEAN WATER AND SANITATION our manufacturing processes. To ensure a sustainable supply of water, we’re working to reduce the amount of water we use in our operations and protect local water sources for future generations. Our strategy Our manufacturing sites carry out SVAs every five years. These assessments inform our source water protection CCEP depends on a sustainable supply of water. And yet plans (SWPPs). In 2019, all of our manufacturing sites deteriorating water quality in our supply chain and water had SVAs and SWPPs in place to mitigate the risks. scarcity, caused by over exploitation, poor water management and the impacts of climate change, have Based on our 2019 enterprise water risk assessment, become major issues for our business in Western Europe. we created a water stress map identifying which of our manufacturing sites are most exposed to water stress To address these challenges and take care of our water risks. The map showed that 27 of our 47 manufacturing resources, we take a value chain approach to water sites are in areas currently affected by water stress. management. We’re aiming to reduce the water we use in our manufacturing operations by 20% by 2025, as well as We’re continuing to invest in water saving systems to addressing water impacts within our supply chain. We’re make our manufacturing and cleaning processes more also aiming to replenish 100% of the water we use in areas water efficient. For example, in 2019 we optimised water of water stress through community based partnerships. treatment plants in Belgium, Germany, GB and Spain, saving up to 50,000m³ water per year. As a result of these Our actions and other initiatives, our water use ratio was 1.60 in 2019 – a reduction of 12.14% since 2010. In 2020, we plan to further strengthen our approach to water stewardship by aligning with TCCC’s new 2030 Together with TCCC, we continue to replenish the water water strategy. The strategy adopts a context based we use in areas of water stress in partnership with local approach to water security, allowing us to focus on local NGOs and community groups. In 2019, we managed areas which are most at risk from water stress. Together 15 community based water replenishment projects in with TCCC we have undertaken detailed analysis of the Western Europe. As a result, we were able to replenish water related risks that we face. We use a water risk 160% of the water we sourced to make our drinks in areas management framework, which identifies and prioritises affected by water stress. water related risks in two ways. Firstly, our enterprise In 2019, we celebrated the fifth year of our water water risk assessment maps our exposure to water stress replenishment programme in the Camargue, supported risks across our own manufacturing sites and our by WWF France and the Coca-Cola Foundation. The agriculture supply chain. This is supported by source aim of the programme is to restore the hydrology water vulnerability assessments (SVAs) which are and biodiversity of the Étangs et Marais des Salins de undertaken at a local level to identify the long-term Camargue, a protected coastal area of lagoons and salt sustainability of the water sources which we rely upon. marshes covering over 6,500 hectares. READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-WATER OUR EFFORTS IN THE CAMARGUE ARE PAYING OFF. FISH, BIRD AND PLANT SPECIES ARE FLOURISHING Our progress 2019 2018 AND SEVERAL BILLION LITRES OF FRESH WATER Water use ratio (litres of water/litre of HAVE RETURNED TO THIS UNIQUE NATURAL product produced) 1.60 1.61 “HERITAGE SITE. PROJECTS SUCH AS THESE Amount of replenished water we used in our PLAY A VITAL ROLE IN HALTING THE DECLINE drinks, where sourced from areas of water stress 160% 141% IN BIODIVERSITY.” Isabelle Autissier – President WWF – France 40 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Action on climate CCEP 13 COMMITMENT TO SDGs 07 Climate change is the world’s most urgent environmental 07 > AFFORDABLE AND CLEAN ENERGY challenge. We are committed to playing our part in global efforts 13 > CLIMATE ACTION to address the climate crisis by reducing carbon emissions across our value chain, in line with the Paris Agreement. Our strategy In 2019, we continued to reduce GHG emissions from our core operations and our emissions have reduced In Europe, consumers continue to rank climate change by 52% since 2010. For example, our Jordbro as the number one sustainability challenge. We are manufacturing site in Sweden reduced its total energy taking significant steps to decarbonise our business consumption by 10% by modernising the heating, across our entire value chain. ventilation and air conditioning across the site. The site We have set a target to halve greenhouse gas (GHG) aims to be fossil fuel free by 2030, and in 2019 signed a emissions from our core operations (manufacturing, new agreement for climate neutral electricity, including distribution and cold drink equipment) by 2025. Across offsets for any unavoidable GHG emissions. In GB, we are our value chain, we aim to cut GHG emissions by 35%, currently in negotiations to extend the solar farm at by encouraging our suppliers to adopt carbon reduction our Wakefield manufacturing site. The investment will initiatives and through changes in our packaging, such increase the farm’s energy output and improve its as moving to 100% recycled materials. These targets are energy storage. aligned with climate science and have been validated Transport continues to play a vital role in our carbon by the Science Based Targets initiative (SBTi). reduction strategy. In Germany, we doubled our use of CCEP is a member of The Climate Group’s RE100 rail transport for our ViO beverages from our Lüneburg initiative, a coalition of companies committed to manufacturing site, saving around 879 tonnes of CO2 purchasing 100% renewable electricity by 2020. As a emissions per year. member of the European Corporate Leaders Group, we We continue to make investments in improving the support a significant increase in the EU GHG emissions energy efficiency of our cold drink equipment, for reduction target for 2030, in line with the EU’s goal to example, we added smart devices to optimise energy become carbon neutral by 2050. consumption in our iCool 300 equipment. In 2019, the total energy consumption of our cold drink equipment Our actions fleet fell by 4.2% compared with the previous year. Over In 2019, together with TCCC, we completed a climate risk the same period, our fleet grew by 1.8%. scenario assessment, in line with guidance from the Task We are reducing the carbon impact of our value chain Force on Climate-related Financial Disclosures (TCFD). in a number of ways. The assessment identified the physical and transition risks we could face as a result of climate change. The SEE OUR ACTION ON PACKAGING ON PAGE 37 AND OUR ACTION ON SUPPLY CHAIN ON PAGE 43 findings are informing our strategic decisions and helping us prepare for the potential impacts of climate In 2019, CCEP joined the EU initiative Step Up Now, change. In 2020, we will carry out further work to assess a coalition of businesses, investors, cities and regions how our business may be impacted in the longer term calling for more EU action on climate change. Through from climate related risks, with a particular focus on our membership, we’re encouraging European leaders our manufacturing sites and the availability of key to take the steps necessary to shift to a climate neutral, ingredients in our value chain. competitive and sustainable European economy by 2050. READ MORE ABOUT OUR CLIMATE SCENARIO ANALYSIS AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-CLIMATE CCEP IN SWEDEN HAS HAD A CONTINUOUS INTEREST IN NEW SOLUTIONS WHEN IT COMES TO ENERGY Our progress 2019 2018 EFFICIENCY AND COLLABORATION TO LOWER THEIR Energy use ratio CLIMATE FOOTPRINT. I AM VERY PROUD OF OUR (MJ/litre of product produced) 0.317 0.315 “PARTNERSHIP AND OF THE FACT THAT WE CAN SUPPORT Electricity purchased from renewable THEIR AMBITIONS TO BECOMING FOSSIL FUEL FREE.” sources 100% 100% Branislav Slavic – Head of Customers & Solutions, Vattenfall Norden – Sweden Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 41

Strategic Report Governance and Directors’ Report Financial Statements Other Information Action on climate continued GHG emissions (Scope 1, 2 and 3) Data is consolidated from a number of sources across our business and is analysed centrally. We use a variety Details of our Scope 1, 2 and 3 GHG emissions in tonnes of of methodologies to gather our emissions data and CO2 equivalent (stated as CO2e) from our core business measure each part of our operational carbon footprint, operations and our value chain during 2019 are set out in including natural gas and purchased electricity data, table 1. Our Scope 1 and 2 emissions are independent of refrigerant gas losses, CO2 fugitive gas losses and any GHG trades, and our Scope 2 emissions are calculated transport fuel, water supply, wastewater and waste using the market based approach. management. We use emission factors relevant to the We consider our core business operations to include our source data including UK Department for Business, manufacturing, distribution and cold drink equipment. Environment and Industrial Strategy (BEIS) 2019 and IEA Details about our Scope 3 GHG emissions in our value 2017 emission factors. chain (including our ingredients and packaging), are also Scope 1 figures include direct sources of emissions reported below. Additional Scope 3 figures will also be such as the fuel we use for manufacturing and our own included in our 2020 CDP response. vehicles plus our fugitive emissions. Our carbon footprint is calculated in accordance with the Scope 2 figures include indirect sources of emissions WRI/WBCSD GHG Protocol Corporate Standard, using such as the purchased electricity we use at our sites. an operational control approach to determine We report against this on both a location based and a organisational boundaries. market based approach. Commitments and KPIs are In 2019, our Scope 1 and 2 emissions increased by 2.8% tracked using the market based approach. compared to 2018, however this represents a 58% Scope 3 figures include the emissions associated with reduction in Scope 1 and 2 emissions compared to 2010, the packaging we put on the market and the ingredients using a market based Scope 2 approach. we use in our products. It also includes indirect sources Our total Scope 1, 2 and 3 GHG emissions (full value associated with the electricity used by our cold drink chain) have reduced by 30.5% since 2010. and coffee equipment at our customers’ premises, our employee business travel by rail and air, emissions related Intensity ratios to the supply of water and treatment of wastewater, emissions from the treatment of waste, fuel used by GHG emissions (Scope 1 and 2) per litre of product our third party distributors, and other energy related produced (market based Scope 2 approach): 19.25g/litre emissions not already accounted for under Scope 1 and of product produced. 2 (for example, emissions from well to tank and GHG emissions (Scope 1 and 2) per euro of revenue transmission and distribution). (market based Scope 2 approach): 20.35g/euro of Emission factors used include industry and supplier data, revenue. Defra/BEIS 2019 and IEA 2017 emission factors. 1.04% of our core business operations carbon footprint is based Note on sources of data and calculation methodologies on estimated emissions (e.g. leased offices where energy Under the WRI/WBCSD GHG Protocol, we measure our invoices or the square metre footage size of the site is emissions in three scopes, except for CO2e emissions not available). The figures for 2019 in table 1, along with from biologically sequestered carbon, which is reported selected information on our website, are subject to separately outside these scopes. Our 2010 baseline independent assurance by DNV GL in accordance with incorporates data from the bottlers from which CCEP was the ISAE 3000 standard. The full assurance statement formed, prior to the Merger. Some data for 2018 has been with DNV GL’s scope of work, and basis of conclusion, restated due to more accurate data becoming available. will be published on our website in May 2020. Table 1 GHG emissions (tonnes CO2e) 2019 2018(A) Scope 1 Direct emissions (e.g. fuel used in manufacturing, own 238,046 232,630 vehicle fleet, as well as process and fugitive emissions) Scope 2 (market based approach) 6,573 5,382 Indirect emissions (e.g. electricity) Scope 2 (location based approach) 169,971 173,203 Scope 3 Third party emissions included in our core business 949,319 988,770 operations, including those related to our cold drink equipment, third party transportation and distribution, and business travel Total Scope 1, 2(B) and 3 (Core business operations) 1,193,938 1,226,782 Scope 3 Third party emissions related to our ingredients 2,538,033 2,528,956 and packaging Total GHG emissions Scope 3 (Ingredients, packaging 3,487,352 3,517,726 and core business operations) Total GHG emissions Scope 1, 2 and 3 (Full value chain) 3,731,971 3,755,738 (A) Restated – as described above. (B) Market based approach only. 42 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Action on supply chain 02 CCEP COMMITMENT TO SDGs 10 08 Population growth, increased demand for food products and 02 > ZERO HUNGER climate change are putting our supply chains under increasing 08 > DECENT WORK AND ECONOMIC GROWTH pressure. We’re committed to sourcing our agricultural 10 > REDUCED INEQUALITIES ingredients and raw materials sustainably and responsibly. Our strategy sustainability. The sustainability component is rated by independent evaluation company EcoVadis, To make our drinks, we have to ensure that all the which evaluates suppliers against criteria including ingredients we use, including water, sugar beet, sugar environment, carbon management, human rights and cane, coffee, tea and fruit juices, are of high quality and fair business practices. sourced sustainably. We also rely on other raw materials such as pulp and paper to make our packaging. We’ve In 2019, we conducted a category risk mapping exercise made a joint commitment with TCCC to ensure that with EcoVadis to better understand any risks associated 100% of our main agricultural ingredients and raw with a particular supplier or ingredient. We focused on materials are sourced sustainably. sugar, coffee and tea and have subsequently developed a sustainability risk management strategy. We also have a duty to respect and protect the human rights of everyone working across our entire supply Following a Global Water Risk Assessment, conducted chain. We aim to ensure our suppliers respect our Code by TCCC in 2018, we are working with our suppliers to of Conduct and make a positive impact on society, further evaluate the water stress and quality data in the in line with the United Nations’ Guiding Principles on key sourcing regions for our agricultural ingredients. As Business and Human Rights, the International Labour a result, we have developed management and response Organization’s Declaration on Fundamental Principles and plans which have been integrated into our sustainable Rights at Work and the United Nations’ Global Compact. agriculture programme. Together with TCCC, we are developing sourcing Our actions guidelines to provide transparent criteria for our We track our progress by measuring compliance with ingredient suppliers to outline the sustainability our Supplier Guiding Principles (SGPs), which apply to standards they should meet and the pathways all our suppliers, and our Sustainable Agriculture Guiding by which they can do so. In 2019, in partnership with Principles (SAGPs), which apply to our suppliers of key Ailimpo, the interprofessional organisation of lemon agricultural ingredients and raw materials. We’ve made a farmers in Murcia, Spain, we hosted a stakeholder visit commitment to ensure that all our suppliers comply with to the organic lemon groves that we began working with these principles by 2020. In 2019, 97% of our spend was seven years ago. Farmers are encouraged to care for the with suppliers which are covered by our SGPs. In addition, natural environment and protect biodiversity and are 96% of our sugar and 100% of our paper and pulp was now one of the largest suppliers of organic lemons sourced sustainably from suppliers that comply with in Europe, supporting the production of our Honest our SAGPs. Organic Lemonade. We evaluate the performance and sustainability In 2019, we conducted a Human Rights Risk Assessment of our suppliers through our supplier relationship based on salient issues identified during a series of management process. For our Tier 1 suppliers that are workshops in 2018. These helped us to identify what we most critical, we carry out an assessment based on mean by human rights and formed the basis of our new financial value, efficiency, innovation, risk and Human Rights Action Plan. READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-SUPPLY-CHAIN AT OUR FIRST MEETING, SEVEN YEARS AGO, TCCC CONTINUED TO INSIST THAT SUSTAINABILITY AND Our progress 2019 2018 ORGANIC PRODUCTS ARE THE FUTURE. OUR Our spend with suppliers that are covered 97% 91% COLLABORATION HAS GIVEN A BOOST TO SUSTAINABLE by our SGPs “AND ORGANIC LEMON FARMING IN MURCIA.” Sugar sourced from suppliers that comply with our SAGPs 96% 88% José Antonio Garcia Fernandez – Director of Ailimpo – Spain Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 43

Strategic Report Governance and Directors’ Report Financial Statements Other Information Principal risks This section looks at the principal risks we face as a business and how we manage them. Our approach to risk In 2019, we included CCEP’s functions in our bottom up risk assessment process for the first time. The assessments Our decisions are informed by an understanding of the covered areas such as supply chain, environmental, risks we face as a business. Through our enterprise wide finance shared service centre and product quality risks. risk management programme, we identify, measure These functional risk assessments are now integrated in and manage risk, and embed a strong risk culture our annual business planning routine. In 2020, we plan to across our business. continue a targeted programme of deep dives into risk. CCEP’s risk management framework looks at both We also completed targeted risk assessments and risks and opportunities. As well as supporting the management projects for topical issues such as Brexit. management of risks, it also guides how we can capitalise on opportunities. Measuring and managing risk Assessing risk Once risks have been identified through our risk assessment process, we analyse them to understand To gain an understanding of the risks CCEP faces, their likelihood and potential impact. We also consider we assess risk top down and bottom up. how we are managing the risks and what action plans Our annual enterprise risk assessment gives us a top we put in place. down, strategic view of risk at the enterprise level. During In 2019, we continued to identify key risk indicators this assessment we carry out a risk survey with our top to more accurately monitor changes in risk. We also leaders, followed by interviews with Board and Audit conducted further scenario analysis and planning Committee members and members of our Executive to better understand how key risks could impact us. Leadership Team (ELT) to identify both current and Examples include water scarcity and climate change. emerging risks. This risk assessment is reviewed and These scenarios have been documented, and we have updated periodically. In 2019, we received feedback developed action plans for how we would respond from our top 100 leaders. to them. To gain a bottom up view of risk from an operational SEE DETAILS OF OUR CLIMATE CHANGE RISK ASSESSMENT ON OUR WEBSITE AT WWW.COCACOLAEP.COM/ perspective, we carry out risk assessments at a business ASSETS/SUSTAINABILITY/DOCUMENTS/4553E2E717/UNDERSTANDING-OUR-CLIMATE-RELATED-RISKS.PDF unit (BU) and functional level. Each business unit has Much of our scenario planning work is focused on a local compliance and risk committee reporting to understanding and managing current risks. We continue its leadership team. The committees review and update to integrate scenario analysis in our long range planning. risk assessments on a quarterly basis, ensuring that risk management is incorporated into day to day business operations. Risk appetite The Board considers the level of risk it is prepared This work is overseen by our CCEP wide compliance to accept to deliver CCEP’s strategic objectives. and risk committee. Every quarter, the committee holds a meeting in which local risk owners are invited to share In 2019, we continued to develop a more detailed updates on key risks and how they are being managed. understanding of risk appetite and plan to embed During these meetings, risk owners are invited to share this further into CCEP’s decision making processes. updates on how risks are being managed, such as water scarcity, data privacy and cybersecurity. 44 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 45

Risk governance In addition to risks previously identified, coronavirus Our risk management programme is coordinated by (COVID-19) is likely to have an impact. CCEP has CCEP’s enterprise risk management (ERM) function. mitigation plans in place and continues to adapt these This is led by the Chief Compliance Officer, who reports as the situation evolves. to the General Counsel and Company Secretary. They CCEP has a strong process in place to manage the provide advice, support and expertise to all business mitigation of these risks through robust business units and functions across the organisation. continuity capabilities. The Chief Compliance Officer also manages business The following pages set out a summary of our principal continuity (BCM) and incident management, ethics and risks based on the findings of our most recent enterprise compliance (E&C), corporate security and data privacy, risk assessment. and therefore has oversight of risk management across our business. The Directors have carried out a robust assessment of these principal risks. However, this summary is not In 2019, we started to establish a One Risk approach to intended to include all risks that could ultimately impact provide the business with best in class risk management. our business and is presented in no particular order. This ensures that all risk management functions are working seamlessly together. The target operating Risk factors model will be implemented in 2020. Beyond our principal risks, CCEP faces other operational risks that we manage as part of our daily routines, such Principal risks as employee health, safety and wellbeing and human Our principal risks are those that have been identified rights. We cover both our principal risks and other risks as most impactful to our business by our enterprise in more detail in the Risk factors section of this report. risk assessment. CCEP defines these as risks that could materially and adversely affect our business, or could READ ABOUT OUR RISK FACTORS ON PAGES 186-194 cause our actual results to differ materially from those given in the forward-looking statements within this report and other public statements we make. Principal risk map(A) (B) PRINCIPAL RISKS 1 Packaging 2  Perceived health impact of our beverages and 1 9 3 ingredients, and changing consumer preferences 10 2 4 6 3 Legal, regulatory and tax change 5 4 Market 5 Cyber and social engineering attacks 6 Competitiveness and transformation 7 Climate change and water IMPACT 7 8 Economic and political conditions 9 Relationships with TCCC and other franchisors 8 10 Product quality (A) Risk map based on the latest enterprise risk assessment results. (B) See pages 46-47 for full summary of principal risks. LIKELIHOOD EXTERNAL STRATEGIC External opportunities and risks, such as macroeconomic, Internal opportunities and risks that could impede the achievement socio/political and competition risks, that could fundamentally of strategic objectives and targets, such as poor resource allocation impact business strategy. Typically managed by teams that or decision making. Typically managed by senior leaders responsible respond to significant shifts in government relations, consumer for delivering strategic initiatives. or supplier behaviour. OPERATIONAL EXTREME EVENTS Opportunities and risks that could impact day to day operations Opportunities and risks that would have an extreme impact on in areas such as production, logistics or sales. Managed across the business (such as cyber attack, global financial crisis, natural all business areas through controls embedded in processes disasters, etc.). These can materialise in any part of the business and procedures. and may coincide with other risks in particular scenarios. Note: extreme events could occur in any principal risk and are, therefore, not allocated to any single specific category. 44 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 45

Strategic Report Governance and Directors’ Report Financial Statements Other Information Principal risks continued Table 1 Risk change legend:  Increased  Decreased  Stayed the same Summary of current principal risks Principal risk Definition and impact Key mitigation Change Principal risk Definition and impact Key mitigation Change 1 Due to our stakeholders’ and our concerns about the • Continued sustainability action plan focused on  6 We are continuing our strategy of assessing • Regular competitiveness reviews ensuring effective steering,  Packaging environmental impacts of litter, our packaging (especially packaging, including our commitments to: Competitiveness potential opportunities for continuous high visibility and quick decision making 1 single use plastic packaging) is under increasing scrutiny ––Ensure that 100% of our primary packaging is and improvements that would enable us to • Dedicated programme management office and effective from regulators, consumers and customers, and NGOs. recyclable or refillable transformation stay competitive in the future. This includes project management methodology As a result, we may have to change our packaging strategy ––Drive higher collection rates, aiming to ensure that technology transformation, continuous supply • Continuation of governance routines and mix over both the short and long term. This could result 100% of our packaging is collected for recycling chain improvements and improvements in the • Regular ELT and Board reviews and approvals of progress and in a reduction in demand for single use plastic packaging, ––Ensure that by 2023 at least half of the material we use way we work with our partners and franchisors. issue resolution and we may be liable for increased costs related to the for our PET bottles comes from recycled plastic This exposes us to the risk of ineffective design, collection, recycling and littering of our packaging. • Work with TCCC to explore alternative sources of rPET coordination between business units and central We may be unable to respond in a cost effective manner and innovative new packaging materials functions, change fatigue in our people and and our reputation may be adversely impacted. • Work with TCCC to encourage consumers to recycle social unrest. As a result, we may not create their packaging using existing collection infrastructure the expected value from these initiatives or • Establishment of a cross functional SPO with execute our business plans effectively. We a dedicated focus on packaging collection may also experience damage to our corporate • Support for well designed deposit return schemes across reputation, a decline in our share price, industrial our markets as a route to 100% collection and increased action and disruption to our operations. availability of rPET • Work to expand delivery mechanisms that do not rely PLEASE REFER TO COMPETITIVENESS AND TRANSFORMATION SECTION IN on single use packaging, for example refillable packaging RISK FACTORS FOR FURTHER DETAILS ON PAGE 189 and dispensed delivery 2 We make and distribute products containing sugar and • Reducing the sugar content of our soft drinks, through:  7 Political and scientific consensus indicates that • Set science based carbon reduction targets for our core business  Perceived alternative sweeteners. Healthy lifestyle campaigns, increased ––Product and pack innovation and reformulation Climate change increased concentrations of carbon dioxide and operations and our value chain health impact media scrutiny and social media have led to an increasingly ––Managing our product mix to increase low and and water(A) other GHGs are causing climate change and • Carbon reduction plans for our manufacturing operations, of our negative perception of these ingredients among consumers. no calorie products exacerbating water scarcity. Such GHG emissions distribution and cold drink equipment beverages and This exposes us to the risk that we will be unable to evolve • Making it easier for consumers to cut down on sugar occur across our entire value chain including • Transition to 100% renewable electricity ingredients, our product and packaging choices quickly enough to satisfy by providing straightforward product information and our manufacturing operations, cold drink • External policy leadership and advocacy to support a transition and changing changes in consumer preferences. As a result, we could smaller pack sizes equipment and transportation. GHG emissions to a low-carbon economy consumer experience sustained decline in sales volume, which could • EU wide soft drink industry calorie reduction also occur as a result of the packaging we use • Life cycle analysis to assess carbon footprint of packaging formats preferences impact our financial results and business performance. commitment with the Union of European Soft Drinks and ingredients we rely on. Our ingredients • Use of recycled materials for our packaging, which have a lower Associations (UNESDA) and production facilities also rely heavily on the carbon footprint • Adopting calorie and sugar reduction commitments availability of water. This exposes us to the risk of • SVAs and SWPPs to protect future sustainability of local water sources at country level negative impacts related to our ability to produce • Supplier engagement on carbon reduction and sustainable water use • Dialogue with government representatives, NGOs, local or distribute our products, or the availability and Assessment on climate related risks and future climate scenario communities and customers price of agricultural ingredients and raw materials planning • Employee communication and education as a result of increased water scarcity. Failure • Comprehensive disclosure of GHG emissions across our value chain • On pack communication of product and nutritional to address these risks may cause damage to our in line with GHG Protocol information enhanced corporate reputation or investor confidence, a • Responsible sales and marketing codes reduction in consumer acceptance of our products SEE MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-CLIMATE AND and potential disruption to our operations. WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-WATER 3 Our daily operations are subject to a broad range of regulations • Working with regulators and industry partners in our  8 Our industry is sensitive to economic conditions • Diversified product portfolio and the geographic diversity of our  Legal, at EU and national level. These include regulations covering territories to implement deposit return schemes Economic such as commodity price volatility, inflation, and operations assist in mitigating our exposure to any localised regulatory manufacturing, the use of certain ingredients, packaging, • Continuous monitoring of new or changing regulations and political political instability (for example, Brexit) or the economic risk and tax change labelling requirements, and the distribution and sale of our and appropriate implementation of adequate conditions impact of the widespread outbreak of infectious • Our flexible business model allows us to adapt our portfolio to suit products. This exposes us to the risk of legal, regulatory or tax mitigations disease such as coronavirus (COVID-19). This our customers’ changing needs during economic downturns changes that may adversely impact our business. As a result, • Dialogue with government representatives and input exposes us to the risk of an adverse impact on • We regularly update our forecast of business results and cash flows we could face new or higher taxes, higher labour and other costs, to public consultations on new or changing regulations CCEP and our consumers, driving a reduction and, where necessary, rebalance capital investments stricter sales and marketing controls, or punitive or other actions • Effective compliance programmes and training of spend within our category. As a result, we from regulators or legislative bodies that negatively impact our for employees could experience reduced demand for our financial results, business performance or licence to operate. • Measures set out elsewhere in this table in relation products, fail to meet our growth priorities and We expect Brexit to lead to increased diversity of regulation to legal, regulatory and tax changes with respect our reputation could be adversely impacted. and consequent costs of compliance including inability to or to any of the other principal risks, and in particular difficulties in standardising product and process. in relation to (1) Packaging and (2) Perceived health impact of our beverages and ingredients, and changing consumer preferences 4 Our success in the market depends on a number of factors. • Shopper insights and price elasticity assessments  9 We conduct our business primarily under • Clear agreements govern the relationships  Market These include actions taken by our competitors, route to • Pack and product innovation Relationships agreements with TCCC and other franchisors. • Incidence pricing agreement market, and our ability to build strong customer relationships • Promotional strategy with TCCC and This exposes us to the risk of misaligned incentives • Aligned long-range planning and annual business planning processes and realise price increases, which could be affected by • Commercial policy other franchisors or strategy, particularly during periods of low • Ongoing pan-European and local routines between CCEP and customer consolidation, buying groups, and the changing • Collaborative category planning with customers category growth. As a result, TCCC or other franchise partners customer landscape. This exposes us to the risk that market • Growth centric customer investment policies franchisors could act adversely to our interests • Positive relationships at all levels forces may limit our ability to execute our business plans • Business development plans aligned with our customers with respect to our business relationship. effectively. As a result, we may be unable to expand margins, • Diversification of portfolio and customer base increase market share, or negotiate with customers effectively • Realistic budgeting routines and targets in 2020, coronavirus (COVID-19) may also adversely impact • Investment in key account development and category the market. planning • Continuous evaluation and updating of mitigation plans 5 We rely on a complex IT landscape, using both internal and • Proactive monitoring of cyber threats and implementing  10 We produce a wide range of products, all of which • TCCC standards and audits  Cyber external systems. These systems are potentially vulnerable preventive measures Product quality must adhere to strict food safety requirements. • Hygiene regimes at plants and social to adversarial and accidental security and cyber threats, • Business awareness and training on information security This exposes us to the risk of failing to meet, or • Total quality management programme engineering as well as user behaviour. This threat profile is dynamically and data privacy being perceived as failing to meet, the necessary • Robust management systems attacks changing as potential attackers’ skills and tools advance. • Business continuity and disaster recovery programmes standards, which could lead to compromised • ISO certification This exposes us to the risk of unauthorised data access, • A programme to identify and resolve vulnerabilities product quality. As a result, our brand reputation • Internal governance audits compromised data accuracy and confidentiality, the loss • Third party risk assessments could be damaged and our products could • Quality monitoring programme of system operation or fraud. As a result, we could experience • Corporate security business intelligence become less popular with consumers. • Customer and consumer monitoring and feedback disruption to operations, financial loss, regulatory intervention, • Incident management and crisis resolution or damage to our reputation. (A) Climate and water has been identified as a separate principal risk during the enterprise risk assessment. 46 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 47

Table [x] Summary of current principal risks Principal risk Definition and impact Key mitigation Change Principal risk Definition and impact Key mitigation Change 1 Due to our stakeholders’ and our concerns about the • Continued sustainability action plan focused on  6 We are continuing our strategy of assessing • Regular competitiveness reviews ensuring effective steering,  Packaging environmental impacts of litter, our packaging (especially packaging, including our commitments to: Competitiveness potential opportunities for continuous high visibility and quick decision making single use plastic packaging) is under increasing scrutiny ––Ensure that 100% of our primary packaging is and improvements that would enable us to • Dedicated programme management office and effective from regulators, consumers and customers, and NGOs. recyclable or refillable transformation stay competitive in the future. This includes project management methodology As a result, we may have to change our packaging strategy ––Drive higher collection rates, aiming to ensure that technology transformation, continuous supply • Continuation of governance routines and mix over both the short and long term. This could result 100% of our packaging is collected for recycling chain improvements and improvements in the • Regular ELT and Board reviews and approvals of progress and in a reduction in demand for single use plastic packaging, ––Ensure that by 2023 at least half of the material we use way we work with our partners and franchisors. issue resolution and we may be liable for increased costs related to the for our PET bottles comes from recycled plastic This exposes us to the risk of ineffective design, collection, recycling and littering of our packaging. • Work with TCCC to explore alternative sources of rPET coordination between business units and central We may be unable to respond in a cost effective manner and innovative new packaging materials functions, change fatigue in our people and and our reputation may be adversely impacted. • Work with TCCC to encourage consumers to recycle social unrest. As a result, we may not create their packaging using existing collection infrastructure the expected value from these initiatives or • Establishment of a cross functional SPO with execute our business plans effectively. We a dedicated focus on packaging collection may also experience damage to our corporate • Support for well designed deposit return schemes across reputation, a decline in our share price, industrial our markets as a route to 100% collection and increased action and disruption to our operations. availability of rPET • Work to expand delivery mechanisms that do not rely PLEASE REFER TO COMPETITIVENESS AND TRANSFORMATION SECTION IN on single use packaging, for example refillable packaging RISK FACTORS FOR FURTHER DETAILS ON PAGE 189 and dispensed delivery 2 We make and distribute products containing sugar and • Reducing the sugar content of our soft drinks, through:  7 Political and scientific consensus indicates that • Set science based carbon reduction targets for our core business  Perceived alternative sweeteners. Healthy lifestyle campaigns, increased ––Product and pack innovation and reformulation Climate change increased concentrations of carbon dioxide and operations and our value chain health impact media scrutiny and social media have led to an increasingly ––Managing our product mix to increase low and and water(A) other GHGs are causing climate change and • Carbon reduction plans for our manufacturing operations, of our negative perception of these ingredients among consumers. no calorie products exacerbating water scarcity. Such GHG emissions distribution and cold drink equipment beverages and This exposes us to the risk that we will be unable to evolve • Making it easier for consumers to cut down on sugar occur across our entire value chain including • Transition to 100% renewable electricity ingredients, our product and packaging choices quickly enough to satisfy by providing straightforward product information and our manufacturing operations, cold drink • External policy leadership and advocacy to support a transition and changing changes in consumer preferences. As a result, we could smaller pack sizes equipment and transportation. GHG emissions to a low-carbon economy consumer experience sustained decline in sales volume, which could • EU wide soft drink industry calorie reduction also occur as a result of the packaging we use • Life cycle analysis to assess carbon footprint of packaging formats preferences impact our financial results and business performance. commitment with the Union of European Soft Drinks and ingredients we rely on. Our ingredients • Use of recycled materials for our packaging, which have a lower Associations (UNESDA) and production facilities also rely heavily on the carbon footprint • Adopting calorie and sugar reduction commitments availability of water. This exposes us to the risk of • SVAs and SWPPs to protect future sustainability of local water sources at country level negative impacts related to our ability to produce • Supplier engagement on carbon reduction and sustainable water use • Dialogue with government representatives, NGOs, local or distribute our products, or the availability and Assessment on climate related risks and future climate scenario communities and customers price of agricultural ingredients and raw materials planning • Employee communication and education as a result of increased water scarcity. Failure • Comprehensive disclosure of GHG emissions across our value chain • On pack communication of product and nutritional to address these risks may cause damage to our in line with GHG Protocol information enhanced corporate reputation or investor confidence, a • Responsible sales and marketing codes reduction in consumer acceptance of our products SEE MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-CLIMATE AND and potential disruption to our operations. WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS-IS-FORWARD/ACTION-ON-WATER 3 Our daily operations are subject to a broad range of regulations • Working with regulators and industry partners in our  8 Our industry is sensitive to economic conditions • Diversified product portfolio and the geographic diversity of our  Legal, at EU and national level. These include regulations covering territories to implement deposit return schemes Economic such as commodity price volatility, inflation, and operations assist in mitigating our exposure to any localised regulatory manufacturing, the use of certain ingredients, packaging, • Continuous monitoring of new or changing regulations and political political instability (for example, Brexit) or the economic risk and tax change labelling requirements, and the distribution and sale of our and appropriate implementation of adequate conditions impact of the widespread outbreak of infectious • Our flexible business model allows us to adapt our portfolio to suit products. This exposes us to the risk of legal, regulatory or tax mitigations disease such as coronavirus (COVID-19). This our customers’ changing needs during economic downturns changes that may adversely impact our business. As a result, • Dialogue with government representatives and input exposes us to the risk of an adverse impact on • We regularly update our forecast of business results and cash flows we could face new or higher taxes, higher labour and other costs, to public consultations on new or changing regulations CCEP and our consumers, driving a reduction and, where necessary, rebalance capital investments stricter sales and marketing controls, or punitive or other actions • Effective compliance programmes and training of spend within our category. As a result, we from regulators or legislative bodies that negatively impact our for employees could experience reduced demand for our financial results, business performance or licence to operate. • Measures set out elsewhere in this table in relation products, fail to meet our growth priorities and We expect Brexit to lead to increased diversity of regulation to legal, regulatory and tax changes with respect our reputation could be adversely impacted. and consequent costs of compliance including inability to or to any of the other principal risks, and in particular difficulties in standardising product and process. in relation to (1) Packaging and (2) Perceived health impact of our beverages and ingredients, and changing consumer preferences 4 Our success in the market depends on a number of factors. • Shopper insights and price elasticity assessments  9 We conduct our business primarily under • Clear agreements govern the relationships  Market These include actions taken by our competitors, route to • Pack and product innovation Relationships agreements with TCCC and other franchisors. • Incidence pricing agreement market, and our ability to build strong customer relationships • Promotional strategy with TCCC and This exposes us to the risk of misaligned incentives • Aligned long-range planning and annual business planning processes and realise price increases, which could be affected by • Commercial policy other franchisors or strategy, particularly during periods of low • Ongoing pan-European and local routines between CCEP and customer consolidation, buying groups, and the changing • Collaborative category planning with customers category growth. As a result, TCCC or other franchise partners customer landscape. This exposes us to the risk that market • Growth centric customer investment policies franchisors could act adversely to our interests • Positive relationships at all levels forces may limit our ability to execute our business plans • Business development plans aligned with our customers with respect to our business relationship. effectively. As a result, we may be unable to expand margins, • Diversification of portfolio and customer base increase market share, or negotiate with customers effectively • Realistic budgeting routines and targets in 2020, coronavirus (COVID-19) may also adversely impact • Investment in key account development and category the market. planning • Continuous evaluation and updating of mitigation plans 5 We rely on a complex IT landscape, using both internal and • Proactive monitoring of cyber threats and implementing  10 We produce a wide range of products, all of which • TCCC standards and audits  Cyber external systems. These systems are potentially vulnerable preventive measures Product quality must adhere to strict food safety requirements. • Hygiene regimes at plants and social to adversarial and accidental security and cyber threats, • Business awareness and training on information security This exposes us to the risk of failing to meet, or • Total quality management programme engineering as well as user behaviour. This threat profile is dynamically and data privacy being perceived as failing to meet, the necessary • Robust management systems attacks changing as potential attackers’ skills and tools advance. • Business continuity and disaster recovery programmes standards, which could lead to compromised • ISO certification This exposes us to the risk of unauthorised data access, • A programme to identify and resolve vulnerabilities product quality. As a result, our brand reputation • Internal governance audits compromised data accuracy and confidentiality, the loss • Third party risk assessments could be damaged and our products could • Quality monitoring programme of system operation or fraud. As a result, we could experience • Corporate security business intelligence become less popular with consumers. • Customer and consumer monitoring and feedback disruption to operations, financial loss, regulatory intervention, • Incident management and crisis resolution or damage to our reputation. (A) Climate and water has been identified as a separate principal risk during the enterprise risk assessment. 46 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 47

Strategic Report Governance and Directors’ Report Financial Statements Other Information Principal risks continued One risk – target operating model for risk management OPERATIONAL MANAGEMENT EXECUTIVE Regular risk forums Monthly One Risk Compliance and risk committee/ across BUs/functions Office meeting Audit Committee GOVERNANCE ONE RISK COMMUNITY(A) One Risk Office(B) (Centre of Excellence) Risk representatives ERM Risk Management BU Northern BU Iberia Europe(D) BU Germany BCM and Insurance E&C Internal Controls BU France BU Great Britain Procurement Data Privacy PACS (C) (C) Strategy Commercial People and Regulatory/SPO BPT culture Corporate Security Legal Finance Supply chain Legal QESH(C) ORGANISATIONAL STRUCTURE ORGANISATIONAL Corporate Audit Services INTEGRATED ONE RISK DATA SET Riskonnect (GRC)(C) and other systems DATA & REPORTING DATA BUs/functions Risk Collaborate with other Risk appetite Replicate what’s working performance Coca-Cola entities, e.g. and behaviours working well e.g. seamlessly targets quarterly ERM system calls embedded crisis management together implemented and annual meetings PRINCIPLES CULTURAL CHANGE CULTURAL (A) One Risk Community is an extended circle of representatives from remaining functions and BUs addressing risks/opportunities and serving as key contacts for risk management covering all parts of CCEP. (B) One Risk Office is a circle of representatives from risk functions that drives and guides the business to best practice in risk management. (C) Quality, environmental, safety and health (QESH), public affairs, communications and sustainability (PACS), business process and technology (BPT), governance, risk and compliance (GRC). (D) Northern Europe BU is made up of Belgium, Netherlands, Luxembourg, Iceland, Norway and Sweden. 48 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Internal control procedures and risk management CCEP’s internal controls are designed to manage rather than eliminate risk, and aim to provide reasonable but not absolute assurance against material misstatement. The Board has overall responsibility for the Company’s system of internal controls and for reviewing its adequacy and effectiveness. To discharge its responsibility in a manner that complies with law and regulation and promotes effective and efficient operation, the Board has established clear operating procedures, lines of responsibility and delegated authority. The Audit Committee has specific responsibility for reviewing the internal control policies and procedures associated with the identification, assessment and reporting of risks to check they are adequate and effective. Our internal control processes include: • Board approval for significant projects, transactions and corporate actions • Either senior management or Board approval for all major expenditure at the appropriate stages of each transaction • Regular reporting covering both technical progress and our financial affairs • Board review, identification, evaluation and management of significant risks READ MORE ABOUT OUR APPROACH TO INTERNAL CONTROL AND RISK MANAGEMENT IN THE AUDIT COMMITTEE REPORT ON PAGE 86 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 49

Strategic Report Governance and Directors’ Report Financial Statements Other Information Viability statement In accordance with provision 31 of the 2018 UK Corporate Governance Code (the UKCGC), the Directors have assessed the prospects for the Group. The Directors have made this assessment over a period of three years, which corresponds to the Group’s planning cycle. The assessment considered the Group’s prospects Based on the Group’s current financial position, related to revenue, operating profit, EBITDA and free stable cash generation and access to liquidity, the cash flow. The Directors considered the maturity dates Directors concluded that the Group is well positioned for the Group’s debt obligations and its access to public to manage principal risks and potential downside and private debt markets, including its committed impacts of such risks materialising to ensure solvency multi currency credit facility. The Directors also carried and liquidity over the assessment period. From out a robust review and analysis of the principal risks a qualitative perspective, the Directors also took facing the Group, including those risks that could into consideration the Group’s past experience of materially and adversely affect the Group’s business managing through adverse conditions and the Group’s model, future performance, solvency and liquidity. strong relationship and position within the Coca-Cola system. The Directors considered the extreme measures Stress testing was performed on a number of scenarios, the Group could take in the event of a crisis, including including different estimates for operating income decreasing or stopping non-essential capital investment, and free cash flow. Among other considerations, these decreasing or stopping shareholder dividends, scenarios incorporated the potential downside impact renegotiating commercial terms with customers of the Group’s principal risks, including those related to: and suppliers or selling non-essential assets. • Changing consumer preferences and the health Based upon the assessment performed, the Directors impact of soft drinks confirm that they have a reasonable expectation the • Legal and regulatory intervention, including in relation Group will be able to continue in operation and meet to plastic packaging all liabilities as they fall due over the three year period • The risk of a significant product quality issue or recall covered by this assessment. • The risk of cyber and social engineering attacks • Adverse changes in relationships with large customers 50 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 51

Non-financial information statement This Integrated Report contains a combination of financial and non-financial reporting throughout. As required by sections 414CA and 414CB of the Companies Act 2006 (the Companies Act), the following non-financial information can be found in the pages of this Strategic Report stated in the table. These pages contain, where appropriate, details of our policies and approach to each matter. Non-financial information Pages Environmental matters Action on packaging on page 37, Action on water on page 40 and Action on climate on pages 41-42 Employee matters Our people on pages 20-23 and Section 172(1) statement on pages 52-55 Social matters Action on society on pages 38-39 Human rights Operating with integrity on pages 24-25 Anti-corruption and anti-bribery matters Operating with integrity on pages 24-25 Our business model Business model on pages 18-19 Risk and principal risks Principal risks on pages 44-49 and Risk factors on pages 186-194 Non-financial performance indicators Performance indicators on pages 2-3 50 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 51

Strategic Report Governance and Directors’ Report Financial Statements Other Information Section 172(1) statement from the Directors During 2019, we acted in good faith to promote the long-term success of CCEP. To deliver our strategy successfully, we need to A minority of our Non-executive Directors were understand our operating environment, and the appointed by major shareholders of CCEP. However, relationships between our organisation and the each of the Directors understands his or her responsibility stakeholders we impact. In 2019, we reviewed and revised under the Companies Act to act fairly as between the list of CCEP’s key stakeholders and further developed members of the Company. In line with the Shareholders’ our stakeholder engagement matrix to consider the Agreement, the Board supervises the profitable inputs, engagement and outcomes of the relationships operation and development of CCEP so as to maximise between CCEP and each of its stakeholder groups. its equity value, without regard to the individual interests During the year, the Board, individual Directors and of any shareholder. Committees of the Board engaged directly with some We oversee a corporate governance framework that key stakeholders. Where direct engagement was not enables the right people to take the right decisions at possible, regular reports from senior management the right time. This includes our CoC and a structure of provided stakeholder perspectives to inform decision delegated authorities. Through regular communication making. Some examples of the way this worked in with senior management, we have monitored, assessed practice in 2019 are set out in table 1. and challenged CCEP’s progress against our annual Throughout the year we have, directly or through business plan and sustainability targets. There are further CCEP more widely, worked with our suppliers, franchisors details about this throughout this Integrated Report. and other partners to drive our strategy and growth. We acknowledge that all of our decisions may affect It is through our approach to communication and CCEP’s shareholders through their impact on the future collaboration that we are confident we can deliver success of the business and confirm our due regard in increased shareholder value over the long term, in this respect. Key Board decisions in 2019, which have ways that are sustainable, responsible and innovative. directly impacted our investors, are set out in table 1. FOR MORE INFORMATION ABOUT OUR PEOPLE SEE PAGES 20-23 SEE OUR GOVERNANCE FRAMEWORK ON PAGE 69 READ MORE ABOUT HOW WE INTERACT WITH OUR STAKEHOLDERS ON PAGES 18-19 READ MORE ABOUT THE ACTIVITIES OF THE BOARD ON PAGES 70-71 FOR INFORMATION ABOUT DIRECTOR INDUCTION AND TRAINING SEE PAGES 70-71 52 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 53

Table 1 Summary of key stakeholder engagement Our people Further information Areas of interest • People strategy • Remuneration and benefits Board • The Chairmen of the Remuneration and Nomination Committees have responsibility  SEE MORE ABOUT OUR PEOPLE engagement and for championing and reporting to the Board on all Group wide people related matters ON PAGES 20-23 information flows as appropriate and are considered to be our designated Non-executive Directors for engagement with our people  SEE MORE ABOUT THE WORK OF • The Nomination Committee is responsible for a range of people matters and reports THE NOMINATION COMMITTEE to the Board as appropriate ON PAGES 77-80 • The Remuneration Committee is responsible for remuneration policy and strategy across the whole Group and reports to the Board as appropriate • Following positive feedback from our inaugural, CCEP wide town hall event in 2018, we held  SEE MORE ABOUT THE WORK OF our second town hall in May 2019. Our people across the organisation had the opportunity THE REMUNERATION COMMITTEE to submit questions to be answered by the Directors at the event. The responses to all ON PAGES 87-107 questions were made available to everyone afterwards • The results of the 2019 annual survey measuring the engagement of our people were presented to the Board in October 2019. Year on year comparison of these results gives the Board an indicator of the effectiveness of our people strategy and highlights areas for action and improvement • Communications from our CEO were shared regularly across the organisation to update our people on the Group’s key financial, social and sustainability news • Directors meet employees during market visits and factory tours. These take place throughout the year in different locations • Our delegates from the One Young World forum met the Directors in an informal setting to discuss their views and takeaways from the 2019 One Young World summit in October • Directors attend the annual BU and supply chain kick off meetings • The Chairman, Chairman of the Remuneration Committee and CEO attended an Accelerate Performance session for senior leaders from across CCEP • Members of the ELT attended European Works Council meetings and reported back to the Board on key topics and developments Impact of • The Board approved a proposal to restructure the Remuneration and Nomination  SEE MORE ABOUT OUR PEOPLE stakeholder group Committees. Through the restructuring, the Chairman of each Committee ON PAGES 20-23 on Board agenda, has a seat on the other to ensure a complete and joined up approach to people matters, discussion or including engagement  SEE OUR REMUNERATION POLICY decisions • CCEP introduced a new employee share plan to give all GB employees the opportunity ON PAGES 89-96 to be involved in CCEP’s performance through investment in CCEP Shares • The Remuneration Committee endorsed proposals and encouraged management to implement an all employee share purchase plan in 2020, across all countries in our territories in which we do not already operate one. The plan will give our people the opportunity to purchase CCEP Shares and have a stake in CCEP’s performance • The Nomination Committee endorsed management’s plans for progress towards implementing our people strategy in 2019 and reported key steps to the Board • The Directors considered and approved CCEP’s new Inclusion and Diversity Policy 52 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 53

Strategic Report Governance and Directors’ Report Financial Statements Other Information Section 172(1) statement from the Directors continued Table 1 continued Summary of key stakeholder engagement continued Customers Further information Areas of interest • Customer service • Product demand and availability • Our portfolio Board • The Board receives regular updates from management regarding customer relationships,  READ MORE ABOUT BOARD engagement and development and engagement ACTIVITIES ON PAGE 71 information flows • In September 2019, CCEP invited the Institute of Grocery Distribution to present to the Board and give Directors a broader understanding of major trends affecting the grocery sector and the challenges and opportunities facing our retail customers • The Board participates in regular market visits, which include time spent with our customers and in point of sale outlets Impact of • The Directors recognise that there are always opportunities to improve our customer account  FOR MORE INFORMATION ON stakeholder group management to ensure that our customers remain at the heart of our business. For example, OUR STRATEGY SEE PAGES 16-17 on Board agenda, the Board attended a session in March 2019, led by TCCC in Atlanta, to discuss and share discussion or innovations and strategies for collaboration with customers decisions • In line with our strategic imperative to be a customer centric business, the Board received regular updates on matters relating to and affecting our customers, such as digital innovations, customer facing capabilities and value growth Suppliers Further information Areas of interest • Ingredients and materials • Long-term relationships • Collaboration Board • In December 2019, senior management presented a deep dive into CCEP’s customer service  READ ABOUT OUR SUPPLY CHAIN engagement and and supply chain strategy to the Board. Topics included long-term network planning. digital ON PAGE 43 information flows improvements and sustainability • The Audit Committee received regular updates from the internal audit team on relevant processes, such as indirect procurement, and reported these to the Board as appropriate Impact of • The Board sets CCEP’s long-term strategy, which includes a commitment to long-term buying  READ ABOUT OUR SUPPLY CHAIN stakeholder group contracts in appropriate circumstances, to enable suppliers to invest in advancing their ON PAGE 43 on Board agenda, technology and processes discussion or • The Board reviewed the application of our Supplier Guiding Principles and our Sustainable decisions agriculture Guiding Principles throughout the year Franchisors Further information Areas of interest • Relationships • Our portfolio • Innovation Board • The Chairman and CEO engage directly with senior leadership at our key franchisors   SEE OUR BUSINESS MODEL ON engagement and • The Board and the Affiliated Transaction Committee are presented with updates from the PAGES 18-19 information flows business on key franchisor relationships, and proposed developments and future engagement • In March 2019, the Board met with the leadership of TCCC in Atlanta • The Directors invited senior leaders of TCCC to present to the Board at regular intervals throughout the year Impact of • CCEP has negotiated and maintains exclusive rights to manufacture, sell and distribute certain  SEE OUR BUSINESS MODEL ON stakeholder group beverages in our territories PAGES 18-19 on Board agenda, • In 2019, the Board approved capability developments that will improve our franchisor offerings discussion or in line with our business plan decisions 54 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 55

Investors Further information Areas of interest • Our environmental, social and governance agenda • Consultation • Shareholder returns Board • The Directors were available to shareholders at the 2019 AGM. Proposed resolutions were  SEE OUR CORPORATE engagement and distributed six weeks in advance of the meeting to give shareholders time to consider their GOVERNANCE REPORT information flows stewardship duties ON PAGES 67-76 • The Chairman and Senior Independent Director are available for consultation with investors during the year  READ ABOUT OUR STRATEGY • The CEO, CFO and investor relations team attend conferences with investors throughout the ON PAGES 16-17 year, including webcast, group and one to one meetings. The CFO presents regular reports to the Board following any engagement with current and potential investors • The investor relations team gives the Board regular updates on analyst consensus, recommendations and post-earnings release market reaction and commentary • The Remuneration Committee Chairman consulted shareholders on proposals for the new remuneration policy, including the possibility of introducing a sustainability metric into the Long-Term Incentive Plan (LTIP) Impact of • The Board considered and endorsed the introduction of a new sustainability metric into the  SEE OUR REMUNERATION POLICY stakeholder group LTIP performance criteria ON PAGES 89-96 on Board agenda, • In 2019, we moved our UK listing from Euronext London to London Stock Exchange to provide discussion or further access to international investors and increased liquidity to support our business plan decisions • The Board approved the continuation of the buyback programme and two dividend payments during the year Consumers Further information Areas of interest • Our portfolio of drinks • Product quality and safety • Sustainability Board • The Board received updates on consumer needs and attitudes from the CEO and the CSR  READ ABOUT OUR engagement and Committee. In 2019, this included the impact of initiatives in our markets that affect our SUSTAINABILITY STRATEGY information flows consumers, such as deposit return schemes, and current changes and trends in consumer tastes ON PAGES 34-35 • In March 2019, the CSR Committee presented the results of a survey of CCEP consumers’ opinions on pollution and packaging to the Board as part of a wider discussion of CCEP’s packaging strategy Impact of • Consumer feedback directly informed the CSR Committee’s decisions for the strategic path  SEE MORE ABOUT OUR stakeholder group of our sustainable packaging strategy in 2019 SUSTAINABLE PACKAGING on Board agenda, • The Board endorsed the development of CCEP’s investment fund, CCEP Ventures, as part STRATEGY ON PAGE 37 discussion or of CCEP’s future competitiveness imperative in the 2019 annual business plan. This led to decisions investment in KOL, an innovative, on demand, direct to consumer delivery service, and further exploration into other customer experience solutions in 2019 • Portfolio diversification and development continues to be a major focus for CCEP, in line with our strategy for growth Communities Further information Areas of interest • Sustainability, including the environment • Our impact on local communities Board • The CSR Committee is regularly updated on community activities, the impact of our people  READ ABOUT OUR engagement and in our communities and other social responsibility topics SUSTAINABILITY STRATEGY information flows ON PAGES 34-35 Impact of • The Board sets and reviews progress against This is Forward, our sustainability action plan  READ MORE ABOUT OUR LOCAL stakeholder group • During the year the CSR Committee has driven the This is Forward agenda with our partners, COMMUNITIES ON PAGE 39 on Board agenda, including TCCC, which has included the creation of the Sustainable Packaging Office discussion or • The CSR Committee considered and approved our Human Rights Action Plan  SEE OUR APPROACH TO HUMAN decisions • The Audit Committee and the Board approved several capital investments for adapting RIGHTS ON PAGE 25 our production processes in line with our sustainability agenda The Company’s Strategic Report is set out on pages 16-17 The Strategic Report was approved by the Board on 16 March 2020 and signed on its behalf by Damian Gammell Chief Executive Officer 54 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 55

Strategic Report Governance and Directors’ Report Financial Statements Other Information Governance and Directors’ Report 58 Chairman’s introduction 59 Board of Directors 60 Directors’ biographies 65 Senior management 67 Corporate governance report 77 Nomination Committee Chairman’s letter 78 Nomination Committee report 81 Audit Committee Chairman’s letter 82 Audit Committee report 87 Directors’ remuneration report 87  Statement from the Remuneration Committee Chairman 89  Remuneration policy 97  Remuneration at a glance 98  Annual report on remuneration 108 Directors’ report 111 Directors’ responsibilities statement 56 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 57

56 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 57

Strategic Report Governance and Directors’ Report Financial Statements Other Information Chairman’s introduction During 2018, we took steps to apply the requirements of the new UKCGC early. We amended the terms of reference for our Audit, Nomination and Remuneration Committees to meet and support the requirements of the UKCGC. We also included certain disclosures regarding the UKCGC early in our 2018 Integrated Report and Form 20-F. We voluntarily applied the UKCGC on a comply or explain basis during 2019. Our governance framework on page 69 aims to embed good corporate governance throughout CCEP. As best practice for corporate governance continues to evolve, we continue to enhance our governance practices. Looking to the future The Board is responsible for leading CCEP and overseeing the Group’s governance, by setting its culture, values and standards, while keeping our stakeholders’ interests front of mind. Along with its regular schedule of topics, the Board has the following OUR GOVERNANCE FRAMEWORK activities planned for 2020: AIMS TO EMBED GOOD CORPORATE Culture Culture is the most powerful driver of good corporate GOVERNANCE THROUGHOUT CCEP.” governance. Among other things, an inclusive “ environment fosters cohesion and belonging and drives success. Through the Nomination Committee Dear Shareholder we will continue to oversee the embedding of our I am pleased to introduce our Governance and strong, positive and inclusive culture. Directors’ Report for 2019. At Coca-Cola European Partners (CCEP), we place corporate governance at the Succession planning and diversity top of our agenda. I believe this is the foundation to At CCEP we value diversity and remain committed delivering sustainable growth as we continue our to building a leadership that is diverse in gender, journey to become one of the world’s leading consumer background and cognitive skills. goods companies, while creating a better future for our business and the planet. We are constantly reviewing and assessing whether the Board has the required skills and experience needed to There is a brief summary of the Board’s activities during support CCEP’s future success. During 2019, we refreshed 2019 in table 1 on page 71, with some more details on the Board with three new Directors bringing digital, retail specific activities elsewhere in this report. This year, as and finance expertise. well as our normal agenda we focused on: Through our Inclusion and Diversity Policy, we will • Accelerating our progress on our This is Forward continue to ensure our commitment to diversity at the sustainability commitments, particularly in relation top is mirrored in nurturing and developing diverse talent to packaging and climate through the Group. • Developing our stakeholder engagement to give the Board a clearer understanding of our stakeholders Sustainability and all our interactions with them In our Directors’ remuneration report from page 87 you • The transfer of our listing on Euronext London can read how our proposed remuneration framework to London Stock Exchange for 2020 will align management’s long-term incentives • Implementing our people agenda with a focus to sustainability metrics. I am proud to be Chairman of on inclusion and diversity a company committed to sustainable growth. • Refining our corporate governance Sol Daurella Our governance framework Chairman The 2018 UK Corporate Governance Code (the UKCGC) 16 March 2020 applies to accounting periods beginning on or after 1 January 2019. 58 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 59

Board of Directors Our Board of Directors is diverse, experienced and knowledgeable, bringing together the skills needed for our long-term success in line with our skills matrix. Women on the Board(A) Directors’ skills and experience(A) Coca-Cola system Bottling industry People 11 11 13 Customer/ retail 14 4/17 Customer/retail Marketing/PR/consumer Sustainability 14 15 8 Audit/risk/ Independent Directors on the Board(A) ﬁnance (excluding the Chairman) 7 Digital technology Strategy Audit/risk/finance 2 15 7 9/16 (A) Number shown is number of Directors. 58 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 59

Strategic Report Governance and Directors’ Report Financial Statements Other Information Directors’ biographies AT N Sol Daurella Damian Gammell Chairman Chief Executive Officer Date appointed to the Board: May 2016 Date appointed to the Board: December 2016 Independent: No Independent: No Key strengths/experience: Key strengths/experience: • Experienced director of public companies operating • Strategy development and execution experience in an international environment • Vision, customer focus and transformational leadership • A deep understanding of FMCG and our markets • Developing people and teams • Extensive experience at Coca-Cola bottling companies • Over 25 years of leadership experience and in depth understanding • Strong international strategic and commercial skills of the NARTD industry and within the Coca-Cola system Key external commitments: Key external commitments: Co-Chairman and member of the Executive Committee of N/A Cobega, S.A., Executive Chairman of Olive Partners, S.A., Co-Chairman Previous roles: of Grupo Cacaolat, S.L., director of Equatorial Coca-Cola Bottling A number of senior executive roles in the Coca-Cola system, also Company, S.L., director and a member of the Appointments, Managing Director and Group President of Efes Soft Drinks, and Remuneration and Responsible Banking, Sustainability and Culture President and CEO of Anadolu Efes S.K. Committees of Banco Santander Previous roles: Various roles at the Daurella family’s Coca-Cola bottling business, director of Banco de Sabadell, Ebro Foods and Acciona Key AT Affiliated Transaction Committee N   Nomination Committee A   Audit Committee R   Remuneration Committee C Corporate Social Responsibility Committee   Committee Chairman 60 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 61

AT C AT Jan Bennink José Ignacio Comenge Non-executive Director Non-executive Director Date appointed to the Board: May 2016 Date appointed to the Board: May 2016 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Chairman/CEO of multinational public companies • Extensive experience of the Coca-Cola system • Extensive experience in FMCG, including the food and • Broad board experience across industries and sectors beverage industry • Knowledgeable about the industry in our key market of Iberia • Thorough understanding of global and Western European markets • Insights in formulating strategy drawn from leadership roles • Strong strategic, marketing and sales experience relevant to the in varied sectors beverage industry Key external commitments: Key external commitments: Director of Olive Partners, S.A., ENCE Energía y Celulosa, S.A., Compañía N/A Vinícola del Norte de España, S.A., Ebro Foods S.A., Barbosa & Almeida SGPS, S.A., and Ball Beverage Can Ibérica, S.L. Previous roles: Executive Chairman of Sara Lee Corporation, CEO of Royal Numico N.V., Previous roles: Chairman and CEO of DE Masterblenders 1753 N.V., director of Kraft Senior roles in the Coca-Cola system, AXA, S.A., Aguila and Heineken Foods Inc., Boots Company plc and Dalli-Werke GmbH & Co KG and a Spain, Vice-Chairman and CEO of MMA Insurance member of the Advisory Board of ABN Amro Bank C N R Francisco Crespo Benítez Christine Cross Non-executive Director Non-executive Director Date appointed to the Board: March 2018 Date appointed to the Board: May 2016 Independent: No Independent: Yes Key strengths/experience: Key strengths/experience: • Extensive experience of working in the Coca-Cola system • In depth experience working in the food and beverage industry • Deep understanding of integrated global marketing and • Consults on international business strategy, marketing and corporate strategy business development • Proven track record of leading customer and commercial teams • Global perspective on CCEP’s activities • Possesses a strong network at The Coca-Cola Company (TCCC) • Experience of chairing remuneration committees • Seasoned operator in charge of profit and loss Key external commitments: Key external commitments: Director of Christine Cross Ltd, Hilton Food Group plc and Pollen Estate Senior Strategic Advisor at TCCC and member of the Supervisory Board of Zooplus AG Previous roles: Previous roles: Senior Vice President and Chief Growth Officer of TCCC, President Director of Brambles Limited, Fenwick Limited, Kathmandu Holdings of TCCC’s Mexico and South Latin business units, President of the Limited, Next plc, Woolworths (Au) plc, Sobeys (Ca) plc, Plantasgen, Coca-Cola Foundation in Chile, director and Vice President respectively Fairmont Hotels Group plc, Sonae – SGPS, S.A., Premier Foods plc and of the American Chambers in Chile and Argentina, and also served on Taylor Wimpey plc the boards of Zurich and Zurich Compañía de Seguros, S.A. in Mexico 60 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 61

Strategic Report Governance and Directors’ Report Financial Statements Other Information Directors’ biographies continued AT A N R Javier Ferrán Irial Finan Non-executive Director Non-executive Director Date appointed to the Board: May 2016 Date appointed to the Board: April 2016 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Extensive experience in consumer brands and sales and marketing • Extensive international management experience within the beverage industry • Strong track record of growing businesses • Broad strategic understanding of the sector • Extensive experience of working in the Coca-Cola system • Deep experience of international commercial matters • International strategy • Financial and operational background • Possesses a strong network at TCCC Key external commitments: Key external commitments: Chairman of Diageo plc, director of International Consolidated Airlines Director of Coca-Cola Bottlers Japan Holdings Inc., Fortune Brands Group and Senior Advisor to BlackRock Long Term Private Capital Home & Security, Inc. and the Smurfit Kappa Group plc Previous roles: Previous roles: Partner at Lion Capital LLP, President and CEO of Bacardi Limited, Director and senior roles in the Coca-Cola system throughout his Senior Independent Director and director of Associated British Foods career including as CEO of Coca-Cola HBC AG, President of Bottling plc and director of SABMiller plc and William Grant & Sons Ltd Investments Group, Executive Vice President of TCCC and director of Coca-Cola Amatil, Coca-Cola Enterprises, Inc., G2G Trading, Coca-Cola East Japan and Coca-Cola FEMSA C Nathalie Gaveau Álvaro Gómez-Trénor Aguilar Non-executive Director Non-executive Director Date appointed to the Board: January 2019 Date appointed to the Board: March 2018 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Successful tech entrepreneur • Broad knowledge of working in the food and beverage industry • Expert in e-commerce and digital transformation, mobile, • Extensive understanding of the Coca-Cola system, particularly data and social marketing in Iberia • International consumer goods experience • Expertise in finance and investment banking Key external commitments: • Strategic and investment advisor to businesses in varied sectors Partner and Managing Director BCG Digital Ventures, Non-executive Key external commitments: director of Calida Group and HEC Paris Director of Olive Partners, S.A., Global Omnium (Aguas de Valencia, S.A.) Previous roles: and Sinensis Seed Capital SCR de RC, S.A. Founder and CEO of Shopcade, Interactive Business Director Previous roles: of the TBWA Tequila Group, Asia Pacific E-business and CRM Manager Various board appointments in the Coca-Cola system, including for Club Med, co-founder and Managing Director of Priceminister, as President of Begano, S.A., director and Chairman of the Audit Financial Analyst for Lazard Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallvé & Contreras 62 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 63

A N R Orrin H. Ingram II Thomas H. Johnson Non-executive Director Non-executive Director and Senior Independent Director Date appointed to the Board: May 2016 Date appointed to the Board: May 2016 Independent: Yes Independent: Yes Key strengths/experience: Key strengths/experience: • Executive experience in the wholesale, distribution, consumer goods • Chair and CEO of international public companies and transportation services industries • Manufacturing and distribution expertise • A broad perspective on CCEP’s operations • Extensive international management experience in Europe • Former director of a global distributor • Investment experience • Strong strategic understanding Key external commitments: Key external commitments: Chief Executive Officer of The Taffrail Group, LLC and director President and Chief Executive Officer of Ingram Industries Inc., of Universal Corporation Chairman and Chief Executive Officer of Ingram Marine Group and Previous roles: director of FirstBank Chairman and CEO of Chesapeake Corporation, President and CEO of Previous roles: Riverwood International Corporation, director of Coca-Cola Enterprises, Various positions with Ingram Materials Company, Ingram Barge Inc., GenOn Corporation, Mirant Corporation, ModusLink Company and Co-President of Ingram Industries, a director of Ingram Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. Micro Inc. and Coca-Cola Enterprises, Inc. AT A C Dagmar Kollmann Alfonso Líbano Daurella Non-executive Director Non-executive Director Date appointed to the Board: May 2019 Date appointed to the Board: May 2016 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Expert in finance and international listed groups • Developed the Daurella family’s association with the Coca-Cola system • Thorough understanding of capital markets and mergers • Detailed knowledge of the Coca-Cola system and aquisitions • Insight to CCEP’s impact on communities from experience as trustee • Extensive commercial and investor relations experience or director of charitable and public organisations • Strong executive and senior leadership experience • Experienced corporate social responsibility committee chair in global businesses Key external commitments: • Risk oversight and corporate governance expertise Vice Chairman and member of the Executive Committee of Key external commitments: Cobega, S.A., director of Olive Partners, S.A., Chairman of Equatorial Deputy Chairman of the Supervisory Board of Deutsche Coca-Cola Bottling Company, S.L., director of Grupo Cacaolat, S.L., Pfandbriefbank, a non-executive director of Unibail-Rodamco- Vice-Chairman of MECC Soft Drinks JLT, director of The Coca-Cola Westfield, Deutsche Telekom and KfW IPEX Bank, and Commissioner Bottling Company of Egypt, S.A.E, Chair of the Polaris Committee and in the German Monopolies Commission member of the Ambassadors’ Circle of the Family Business Network and member of the board of the American Chamber of Commerce in Spain Previous roles: CEO and Country Head in Germany and Austria for Morgan Stanley, Previous roles: member of the board of Morgan Stanley International Ltd in London Various roles at the Daurella family’s Coca-Cola bottling business, and Associate Director of UBS in London director and Chairman of the Quality & CRS Committee of Coca-Cola Iberian Partners, S.A. 62 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 63

Strategic Report Governance and Directors’ Report Financial Statements Other Information Directors’ biographies continued C N R Lord Mark Price Mario Rotllant Solá Non-executive Director Non-executive Director Date appointed to the Board: May 2019 Date appointed to the Board: May 2016 Independent: Yes Independent: No Key strengths/experience: Key strengths/experience: • Extensive experience in the retail industry • Deep understanding of the Coca-Cola system • A deep understanding of international trade • Extensive international experience in the food and beverage industry • Strong strategic and development skills • Experience of dealing with regulatory and political bodies • Experience of chairing a remuneration committee Key external commitments: Member of the House of Lords, Founder of Engaging Works, Key external commitments: Member of Council at Lancaster University, Chair of Trustees of the Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Fairtrade Foundation UK and President Elect of the Chartered Executive Committee of Cobega, S.A., Chairman of the North Africa Management Institute Bottling Company, Chairman of the Advisory Board of Banco Santander, S.A. in Catalonia and a director of Equatorial Coca-Cola Previous roles: Bottling Company, S.L. and Copesco Sefrisa, S.A. Managing Director of Waitrose and Deputy Chairman John Lewis Partnership, Non-executive Director and Deputy Chairman of Channel Previous roles: 4 TV and Minister of State for Trade and Investment and Trade Policy, Second Vice-Chairman and member of the Executive Committee and Chair of Business in the Community and The Prince’s Countryside Fund Chairman of the Appointment and Remuneration Committee of Coca-Cola Iberian Partners, S.A. Board members that stepped down during the year were: • L. Phillip Humann, who resigned effective 29 May 2019 • Curtis Welling, who resigned effective 29 May 2019 A R Garry Watts Non-executive Director Date appointed to the Board: April 2016 Independent: Yes Key strengths/experience: • Extensive business experience in Western Europe and the UK, including as CEO of a global consumer goods business • Served as executive and non-executive director in a broad variety of sectors and previously chaired the Audit Committee of a sizeable company • Financial expertise, experience and skills • Formerly an auditor Key external commitments: Chairman of Spire Healthcare Group plc and Senior Independent Director of Circassia Pharmaceuticals plc Previous roles: Audit partner at KPMG LLP, CFO of Medeva plc, CEO of SSL International, director of Coca-Cola Enterprises, Inc., Deputy Chairman and Audit Committee Chairman of Stagecoach Group plc and Protherics plc and Chairman of BTG plc and Foxtons Group plc 64 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 65

Senior management The senior management and Damian Gammell together constitute the members of the Executive Leadership Team (ELT). Nik Jhangiani Clare Wardle Chief Financial Officer General Counsel and Company Secretary Appointed May 2016 Appointed July 2016 Nik has more than 25 years of finance experience, including 18 years Clare leads legal, risk, compliance, security and company secretariat. within the Coca-Cola system, latterly as Senior Vice President and Prior to joining CCEP, she was Group General Counsel at Kingfisher plc, CFO for Coca-Cola Enterprises, Inc.. Nik started his career in New York Commercial Director, General Counsel and Company Secretary at at accountancy firm Deloitte & Touche before spending two years at Tube Lines and held senior roles at the Royal Mail Group. She began Bristol-Myers Squibb as International Senior Internal Auditor. He then her career as a barrister before moving to Hogan Lovells. Clare is joined the Colgate-Palmolive Company in New York where he was non-executive chairman of Basketball England, non-executive director appointed Group Financial Director for the Nigerian operations, of The City of London Investment Trust plc and senior independent before moving to TCCC in Atlanta. He is a Certified Public Accountant. director of Modern Pentathlon GB. José Antonio Echeverría Peter Brickley Chief Customer and Supply Chain Officer Chief Information Officer Appointed September 2019 Appointed November 2016 José Antonio leads CCEP’s end to end supply chain. He is focused on Peter leads the business solutions, support services and technology creating a superior experience for our customers, while delivering an infrastructure at CCEP, including steering CCEP’s investments in expanded and sustainable portfolio of drinks and packaging. He has technology solutions. Peter has over 20 years’ experience leading been a part of the Coca-Cola system since 2005, serving as Vice technology for global businesses including Heineken, Centrica and BAT. President of Strategy and Transformational Projects for the Iberia More recently, he was Global CIO and Managing Director of Global business unit, and Vice President, Strategy and Coordination for Supply Business Services at SABMiller. Peter is also non-executive chairman Chain across Coca-Cola European Partners. of Newbury Building Society. Lauren Sayeski Victor Rufart Chief Public Affairs, Communications and Sustainability Officer Chief Strategy Officer Appointed May 2016 Appointed October 2016 Lauren leads CCEP’s strategic engagement with media, policymakers, Victor leads business strategy and business transformation. Prior civil society and community stakeholders. Lauren has worked in the to joining CCEP, he was CEO of Coca-Cola Iberian Partners, S.A. and Coca-Cola system for over 12 years in roles across the spectrum of spent 25 years at Cobega, S.A.. While with Cobega, S.A., he held a public affairs and communications. She has served on transaction number of senior roles including Director of New Business, Head teams for the 2010 sale of Coca-Cola Enterprises’ North American of Finance, advisor in the formation of the Equatorial Coca-Cola operations to TCCC and, most recently, on the Merger to create CCEP. Bottling Company and Head of Tax Planning. 64 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 65

Strategic Report Governance and Directors’ Report Financial Statements Other Information Senior management continued Nick Wall Leendert den Hollander Chief People and Culture Officer General Manager, Great Britain Business Unit Appointed September 2016 Appointed May 2016 Nick heads CCEP’s people and culture function and has been Leendert is responsible for CCEP’s business unit in Great Britain, having working within the Coca-Cola system for over 30 years. He started been Vice President and General Manager of Coca-Cola Enterprises his career in his native Ireland, before progressing through international Great Britain. Previously, he was CEO of Young’s Seafood and Managing positions, based in Austria, Turkey, USA, Zimbabwe and Swaziland. Director at Findus Group Ltd. Earlier in his career, Leendert spent Before joining CCEP, Nick was Senior Vice-President HR for TCCC’s 15 years at Procter & Gamble in senior marketing positions. Leendert Bottling Investment Group – with more than 80,000 employees is President of the British Soft Drinks Association and a member of the in 25 countries around the world. Prior to that, he was Group Head Leadership Council of IGD (the Institute of Grocery Distribution). of HR for Europe, Eurasia and Middle East for TCCC. He worked for a Pfizer Inc. company before joining Coca-Cola. Frank Molthan Francesc Cosano General Manager, Germany Business Unit General Manager, Iberia Business Unit Appointed May 2016 Appointed May 2016 Frank leads CCEP’s business unit in Germany and has over 30 years’ Francesc leads CCEP’s business unit in Spain, Portugal and Andorra. experience in Germany’s Coca-Cola system. He started his career He was previously the Operations Director then Managing Director at Coca-Cola bottling operations in Schleswig-Holstein and of Coca-Cola Iberian Partners, S.A.. Francesc has been part of the North Rhine-Westphalia. He has held a range of regional and Coca-Cola system for over 30 years, and involved in a number of sales commercial leadership roles, latterly as HR Director for Coca-Cola management positions, ultimately as Sales Director then Deputy Germany. He was also Managing Director of Coca-Cola Deutschland General Manager. He has also worked as Regional Director for the Verkauf GmbH and Co. KG. Leche Pascual, S.A. group, in Anglo Española de Distribución, S.A.. Ben Lambrecht Stephen Moorhouse General Manager, France Business Unit General Manager, Northern Europe Business Unit Appointed May 2016 Appointed May 2016 Ben is responsible for CCEP’s business unit in France, having worked Stephen is responsible for CCEP’s business unit in Northern Europe in the Coca-Cola system in various leadership positions for more and has 17 years’ experience in the Coca-Cola system, leading than 20 years, latterly as Vice President and General Manager France operations and supply chain in Belgium, Luxembourg, the Netherlands, of Coca-Cola Enterprises, Inc.. Ben’s career began at KPMG, followed Sweden, Norway and Iceland. Stephen has held a number of other by several years in other companies including Biscuits Delacre. senior executive roles throughout Europe. Prior to joining, he worked Ben is a director of the French Soft Drinks Association (Boissons overseas for the Swire Group in the US and Asia Pacific region. Rafraîchissantes de France) and of the French Food Association (Association Nationale de l’Industrie Alimentaire). 66 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 67

Corporate governance report Statement of compliance To provide stability, none of the Independent Non- executive Directors (INEDs) were put up for election The governance framework of the Company is set at an Annual General Meeting (AGM) before the AGM out in its Articles of Association (the Articles) and the in 2019. At this AGM, three INEDs were put up for Shareholders’ Agreement. These provide a high level election and three additional INEDs will be put up for framework for the Company’s affairs, governance and election at the AGMs in 2020 and 2021. Therefore, in relationship with its stakeholders and its shareholders. total six INEDs will be put up for election or re-election The Articles are available on the Company’s website at the 2020 AGM (Jan Bennink, Nathalie Gaveau, at www.cocacolaep.com/about-us/governance. Thomas H. Johnson, Dagmar Kollmann, Lord Mark Price and Dessi Temperley). From the point of their first Statement of compliance with the UK Corporate Governance Code election at an AGM, an INED will be subject to annual We follow the UKCGC on a comply or explain basis. re-election. This arrangement is in place to ensure CCEP is not subject to the UKCGC as it only has a effective representation of public shareholders and to standard listing of ordinary shares on the Official List. retain INEDs’ influence over the Company’s strategic However, we have chosen to apply the UKCGC to direction and operation, following the completion of demonstrate our commitment to good governance the Merger. as an integral part of our culture. This Corporate governance report explains how we have applied Remuneration UKCGC provision 32 the UKCGC during the year ended 31 December 2019. The Remuneration Committee is not comprised solely We took steps in 2018 to ensure we were well positioned of INEDs, although it is comprised of a majority of to follow the new UKCGC from 1 January 2019. INEDs. The Shareholders’ Agreement requires that the Remuneration Committee comprises at least one The instances where CCEP’s practices vary from the Director nominated by: principles and provisions of the UKCGC are set out below. Save as set out below, CCEP complies with • Olive Partners, for as long as it owns at least 15% the UKCGC. of the Company • European Refreshments (ER), a subsidiary of TCCC, A copy of the UKCGC is available on the FRC’s website: for as long as it owns at least 10% of the Company www.frc.org.uk/directors/corporate-governance-and- stewardship/uk-corporate-governance-code. The Remuneration Committee, and its independent Chairman chairman, benefit from the nominated Directors’ UKCGC provision 9 extensive understanding of the Group’s market. The Chairman, Sol Daurella, was not independent on Remuneration either her appointment or election, within the meaning UKCGC provision 33 of the UKCGC. However, we benefit from her vast The Remuneration Committee is not solely responsible knowledge of, and long-term commitment to, the for setting the remuneration of the Chairman, CEO and Coca-Cola system and her extensive experience and Non-executive Directors (NEDs). Instead, the Board leadership skills, gained from her roles as director and (excluding any Director whose remuneration is linked CEO of large public and private institutions across to the decision) determines their remuneration on the many different sectors. recommendation of the Remuneration Committee and Annual re-election following rigorous analysis and debate. To date, the UKCGC provision 18 Board has followed all of the Remuneration Sol Daurella, the Chairman, will not be subject Committee’s recommendations. to re-election during her nine year tenure following the completion of the Merger. Her extended term recognises the importance of her extensive experience and knowledge of the beverage industry, and the significant shareholding of Olive Partners, S.A. (Olive Partners) in the Company. 66 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 67

Strategic Report Governance and Directors’ Report Financial Statements Other Information Corporate governance report continued Differences between the UKCGC and the New York Stock Exchange Corporate governance guidelines (NYSE) corporate governance rules (the NYSE Rules) The NYSE Rules require relevant domestic US The Company is classed as a Foreign Private Issuer (FPI). companies to adopt and disclose corporate governance It is therefore exempt from most of the NYSE Rules guidelines. There is no equivalent recommendation that apply to domestic US listed companies, because in the UKCGC. However, the Nomination Committee of its voluntary compliance with the UKCGC. However, reviews the Board’s governance guidelines, as required under the NYSE Rules, the Company is required to by its terms of reference. provide an annual written affirmation to the NYSE and Shareholder approval of equity compensation plans disclose significant differences between its corporate The NYSE Rules for domestic US companies require governance practices and those followed by domestic that shareholders must be given the opportunity US companies listed on the NYSE. The significant to vote on all equity compensation plans and material differences are summarised below. revisions to those plans. CCEP complies with UK Director independence requirements that are similar to those of the NYSE The NYSE Rules require a majority of the Board to Rules. However, the Board does not explicitly take be independent. The UKCGC requires at least half of into consideration the NYSE’s detailed definition the Board (excluding the Chairman) to be independent. of “material revisions”. The NYSE Rules contain different tests from the UKCGC Code of Conduct for determining whether a director is independent. The NYSE Rules require relevant domestic US The independence of CCEP’s NEDs is reviewed by companies to adopt and disclose a code of business the Board on an annual basis, taking into account conduct and ethics for their directors, officers and the guidance contained in the UKCGC and criteria employees. CCEP has a Code of Conduct (CoC) that established by the Board. It has determined that a currently applies to all Directors and the senior financial majority of the Board is independent, without explicitly officers of the Group. If the Board amends or waives taking into consideration the independence the provisions of the CoC, details of the amendment or requirements outlined in the NYSE Rules. waiver will appear on the website. No such waiver or Board Committees amendment has been made or given to date. CCEP has a number of Committees whose purpose SEE WWW.CCEPCOKE.ONLINE/CODE-OF-CONDUCT-POLICY and composition are broadly comparable in purpose and composition to those required by the NYSE Rules Our CoC applies to all our people. We also expect for domestic US companies. However, other than the all third parties who work on our behalf, such as Audit Committee, the Committee members are not all suppliers, vendors, contractors, consultants, distributors INEDs, although in all cases the majority are. Each and agents, to act in an ethical manner consistent Committee has its own terms of reference (broadly with our CoC and in compliance with our Supplier equivalent to a charter document) which can be found Guiding Principles. on our website at www.cocacolaep.com/about-us/ governance/committees. A summary of the terms of The CoC covers issues such as share dealing, reference, roles and activities of the Audit Committee anti-bribery, data protection, environmental regulation, and the Remuneration Committee can be found in the human rights, health, safety, wellbeing and respect for Committees’ respective reports. The Remuneration others. It aligns with the UN Global Compact, the Committee’s terms of reference include responsibility US Foreign Corrupt Practices Act, the UK Bribery Act, for matters relating to remuneration policy, share-based the UKCGC, the EU General Data Protection Regulation, incentive plans, employee benefit plans and the Spanish and Portuguese Criminal Codes and implementation of the remuneration policy. Sapin II. CCEP considers that the CoC and related policies address the NYSE Rules on the codes of Audit Committee conduct for relevant domestic US companies. More information about the Audit Committee is set out in its report, including compliance with We received no fines for CoC violations in 2019. the requirements of Rule 10A-3 under the US SEE DETAILS OF COC REPORTING ON PAGE 25 Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Rules. The Audit NED meetings Committee is comprised only of INEDs (complying The NYSE Rules require NEDs to meet regularly without with the NYSE Rules). However, the responsibilities management and independent directors to meet of the Audit Committee (except for applicable separately at least once a year. The UKCGC requires mandatory responsibilities under the Sarbanes‑Oxley NEDs to meet without the Chairman present at least Act) follow the UKCGC’s recommendations rather than once annually to appraise the Chairman’s performance. the NYSE Rules, although they are broadly comparable. The NEDs have regular meetings without management One of the NYSE’s similar requirements for the Audit present. There are also meetings of the INEDs as Committee states that at least one member of the required and at least once a year. Audit Committee should have accounting or related financial management expertise. The Board has determined that Garry Watts possesses such expertise and is therefore deemed the audit committee financial expert as defined in Item 16A of Form 20-F. 68 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 69

Our corporate governance framework is summarised below with further detail provided on the following pages. Governance framework STAKEHOLDERS (INCLUDING OUR PEOPLE, CUSTOMERS, SUPPLIERS, FRANCHISORS, INVESTORS, CONSUMERS AND COMMUNITIES) Affiliated Transaction Committee Has oversight of transactions with affiliates and makes recommendations to the Board (affiliates are holders of 5% or more of the securities or other ownership interests of CCEP). Audit Committee Monitors the integrity of the Group’s financial statements and results announcements, the effectiveness of internal controls and risk management, as well as managing the external auditor relationship. SEE PAGES 81-86 FOR MORE DETAILS Corporate Social Responsibility (CSR) Committee Oversees performance against CCEP’s strategy and goals for CSR, reviews CSR risks facing CCEP, including health and safety and climate change risks, and the practices by which these risks are BOARD OF managed and mitigated, approves sustainability commitments and targets, and monitors and reviews public policy issues that could affect CCEP. DIRECTORS SEE PAGES 34-43 FOR MORE DETAILS Provides overall Full sustainability performance data for 2019 will be published on our website in May 2020 leadership, independent Nomination Committee oversight of Sets selection criteria and recommends candidates for appointment as INEDs, reviews Directors’ performance and suitability for election/re-election by shareholders, considers Directors’ potential conflicts of is accountable to interest, oversees development of a diverse pipeline for senior management and Director shareholders for the succession, and oversees wider people matters for the Group, including culture, diversity, succession, talent and leadership. Group’s long-term DELEGATION success SEE PAGES 77-80 FOR MORE DETAILS Remuneration Committee Recommends remuneration policy and framework to the Board and shareholders, recommends remuneration packages for members of the Board to the Board, approves remuneration packages for senior management, reviews workforce remuneration and related policies and ACCOUNTABILITY principles, and governs employee share schemes. SEE PAGES 87-107 FOR MORE DETAILS Additional Director led Committees • Disclosure Committee • Capital Allocation Framework Committee Values Our Strategy (INCLUDED IN OUR CODE OF CONDUCT, (GUIDED BY FIVE KEY STRATEGIC IMPERATIVES WAYS OF WORKING AND OUR CULTURE) TO ENSURE WE GENERATE SUSTAINABLE SHAREHOLDER RETURNS) CEO: Empowered by authority of the Board ELT: Members report to and support the CEO to put agreed strategy into effect and run within their defined areas of responsibility CCEP on a day to day basis Our people 68 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 69

Strategic Report Governance and Directors’ Report Financial Statements Other Information Corporate governance report continued Board leadership and company purpose Our people are able to raise any concerns they have in confidence through Speak Up, the Group’s Role of the Board whistleblowing hotline. The Board amended the The Board is primarily responsible for the Group’s Audit Committee terms of reference so that it reports strategic plan, risk appetite, systems of internal control to the Board on whistleblowing arrangements, reports and corporate governance policies, to ensure the and investigations. long-term success of the Group, underpinned by sustainability. To retain control of key decisions and READ MORE IN THE AUDIT COMMITTEE REPORT ON PAGE 82 ensure there is a clear division of responsibilities, there SEE A SUMMARY OF OUR STAKEHOLDER ENGAGEMENT ON PAGES 52-55 is a formal schedule of matters reserved to the Board, which sets out the structure under which the Board manages its responsibilities, and provides guidance Board activities during the year on how it discharges its authority and manages The Chairman sets the Board agenda, which consists its activities. Key matters include: of the following discussion matters: • Strategic decisions • Updates from the CEO, the CFO and other key senior • Approval of annual and long-term business plans executives on the business performance and key • Suspension, cessation or abandonment of any material business initiatives activity of the Group • Governance matters • Material acquisitions and disposals • Strategy, diversity, sustainability, material expenditure • Approvals relating to listings and other Group matters • Change of the Company’s country of incorporation • Amendment or repeal of the constitution of the The key areas of focus for the Board’s activities and Company topics discussed during the year are set out in table 1 • Material commitment or arrangement of the Group on page 71. outside the normal course of business and/or not Strategy remained a key focus for the Board specifically identified in the annual business plan throughout the course of the year. It held a separate The Board, through the Nomination Committee, strategy session in September 2019, which was attended assesses and monitors the Group’s culture to ensure by members of the ELT. At the event the Directors and it aligns with the Group’s purpose, values and strategy members of the ELT considered progress since our set by the Board. 2018 strategy session and debated our future strategy, focusing on our portfolio, customers, competitors and READ MORE ABOUT OUR STRATEGY ON PAGES 16-17 our operating model and culture. SEE OUR NOMINATION COMMITTEE’S REPORT ON PAGES 78-80 Training and development Training and development opportunities are regularly Stakeholders provided to Directors following their induction to The Board recognises the importance of stakeholders ensure they continue to provide constructive challenge to CCEP – both their inputs to our business and our to management. The programme for 2019 is set out impact on them. We use a matrix to help ensure in table 2 on page 71. Directors have the right engagement and information to enable them to consider stakeholders’ interests Conflicts of interest in their decision making. The UK Companies Act 2006 (the Companies Act), Regular engagement with both existing and potential the Articles and the Shareholders’ Agreement allow the shareholders is important to the Board. On behalf of the Directors to manage situational conflicts (situations Board, our CEO, CFO and the investor relations team where a Director has an interest that conflicts, or may engage with investors and analysts throughout the year. conflict, with our interests). The Nomination Committee The Board receives regular updates on the views of considers issues involving potential situational conflicts shareholders and the investor relations programme. of interest of Directors. Each Director is required to declare any interests that The Board expanded the terms of reference and may give rise to a situational conflict of interest with remit of the Remuneration Committee to include CCEP on appointment and subsequently as they arise. remuneration policy and strategy at all levels across Directors are required to review and confirm their the Group. Likewise, the Nomination Committee’s interests annually. terms of reference were expanded to include other key people issues such as culture, succession planning The Board is satisfied that the systems for the reporting and diversity. The Chairmen of these two Committees of situational conflicts are operating effectively. are responsible for championing and reporting back on these matters and sit on each other’s Committees to ensure seamless coverage of the full range of people matters. The Board also takes the opportunity to engage with our people directly. READ MORE IN THE NOMINATION COMMITTEE REPORT ON PAGE 78 70 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 71

Table 1 Board activities in 2019 Strategic imperative (SI)/ area of focus Discussion topics Top line revenue • Increasing consumer choice by innovating on flavours and growing our portfolio of products and monitoring growth (SI) performance of innovations • Assessing acquisitions opportunities • Progress of the digital transformation programme • Long-term industry trends and opportunities • Enterprise risk management, including introduction of one risk operating model and risk assessment Customer and • Route to market development execution centric • Front line sales strategy business (SI) • CCEP Ventures, our innovation investment fund • Retail environments and customer challenges • Strategic review of cold drink equipment • Customer capabilities and world class key account management Competitiveness (SI) • Cybersecurity and risk mitigation • The 2019 and 2020 annual business plans, including strategic priorities • Long-range planning • Progress of transformation initiatives • Capital allocation and expenditure • Operating framework • Debt structure including bond programme and revolving credit facility with sustainability linked measures • Share buyback programme • Treasury matters including delegations of authority to management • Competitor review and analysis • External landscape review Sustainability and • Sustainable packaging strategy stakeholder equity (SI) • Deposit return schemes • Demand for low and no calorie products and product reformulation • Climate change risk and carbon reduction commitments • Engagement with CCEP’s key and other stakeholders • The move from Euronext London to London Stock Exchange • Brexit planning • Approval of 2018 Modern Slavery Statement, published in May 2019 • Approval of tax strategy • Our investor engagement plan Culture and • People strategy including performance acceleration, employee engagement, talent, diversity and inclusion, capability (SI) learning and development • Group culture and its role in supporting the strategy • Wider workforce remuneration • Attendance at Group wide workforce town hall with the whole Board Corporate governance • Approval of financial results and associated viability and going concern statements • Approval of trading updates • Approval of interim dividend payments • Approval of Integrated Report and Form 20-F for 2018, subject to final sign off by a sub committee • Approval of Notice of AGM, subject to final sign off by a sub committee • Board evaluation feedback and action plan • Approval of amended Articles of Association, subject to approval by shareholders • Reviewing and updating the governance guidelines for our Directors • Consideration of new reporting requirements affecting CCEP • Succession planning for the Board • Approval of policies and of policy governance and framework • Approval of new Director appointments: Dagmar Kollmann and Lord Mark Price Table 2 Director training and development programme Form of training Purpose Subject Briefings Focused on in depth studies Separate deep dives regarding: of matters of topical interest • Business process and technology and digital to CCEP as well as on relevant • Northern Europe and Belgian operations commercial, legal and • Finance regulatory developments • Legal • Customer service and supply chain Development sessions To address requests from • Category and consumer outlook, portfolio performance and plans Directors • Competitive strategy • Customer growth perspectives • TCCC Innovation Lab Tour, Atlanta, USA Site visits Visits to Group businesses, • Digital Market Tour factories and commercial outlets • Brussels, Belgium to enhance knowledge of CCEP • London, GB operations and meet employees, • Opportunity to attend annual kick off meetings in business units and supply chain suppliers and customers taken up by some Directors External speakers To receive insights from experts • Jim Dinkins, President of Coca-Cola North America and engage with stakeholders • Tim Brett, President of TCCC’s Western Europe business unit • Aedamar Howlett, Marketing Director of TCCC’s Western Europe business unit • Bjorn Jensen, Strategy and Insights Director of TCCC’s Western Europe business unit • Jon Wright, Head of Insights – EMEA, IGD • Jon Cummings, Senior Partner, McKinsey • Pavlos Exarchos, Senior Partner, McKinsey • Simon Land, Partner, McKinsey 70 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 71

Strategic Report Governance and Directors’ Report Financial Statements Other Information Corporate governance report continued Division of responsibilities Board and Committee meetings Governance structure The Board held six formal meetings during 2019, with additional ad hoc meetings with Board and Committee The Board, led by the Chairman, is responsible for members held in line with business needs. Directors the management of the Group. While both the and Committee members are expected to attend Executive Director and NEDs have the same duties every meeting. If a Director is unable to attend and constraints, they have different roles on the Board a meeting, the relevant meeting papers are provided (see table 3). There is a clear, written division of to that Director in advance of the relevant meeting responsibilities between the Chairman and the CEO. so that comments can be given to the Chairman The Board has approved a framework of delegated or Committee Chairman, as applicable, who relays authority to ensure an appropriate level of Board them at the meeting. After the meeting, the Chairman contribution to, and oversight of, key decisions and or Committee Chairman, as applicable, also briefs the the management of daily business that support its Director on the matters discussed. long-term sustainable success. This framework has Under the previous Articles, for a Board meeting to be been designed to enable the delivery of the Company’s quorate there had to be, among other things, a sufficient strategy and is outlined in our governance framework number of INEDs present to constitute a majority of the on page 69. Directors present at the meeting. As a result, given the The Board delegates certain matters to its Committees. current Board composition whereby all INEDs constitute Each of the five Committees has its own written terms a simple majority, if an INED was unable to attend of reference, which are reviewed annually. These are a Board meeting where all other Directors were in available at www.cocacolaep.com/about-us/ attendance, that meeting would not have been quorate. governance/committees. While we expect each Director to devote appropriate The CEO with the ELT manages the day to day business. time and attention to fulfil their duties as a Director, All decisions are made in accordance with our chart there may be occasions where a Director is unable to of authority, which defines our decision approval attend a meeting. At the 2019 AGM, the Articles were requirements and ensures that all relevant parties are therefore amended to give Directors the ability to notified of decisions impacting their area of appoint another Director (provided that an INED may responsibility. only appoint another INED) as their alternate in a situation where they are unable to attend a meeting. The NED terms of appointment are available for inspection at the Company’s registered office and Attendance during 2019 is set out in table 4. at each AGM. Among other matters, these set out the The Chairman attends most Committee meetings. time commitment expected of NEDs. On appointment, The Chairman of the Audit Committee sits on the Board took into account the other demands on the the Remuneration Committee. This helps ensure time of Nathalie Gaveau, Dagmar Kollmann and Lord remuneration outcomes align with the underlying Mark Price. The Board is satisfied that the other performance of CCEP. The Chairman of the Nomination commitments of all Directors do not interfere with Committee sits on the Remuneration Committee and their ability to perform their duties effectively. the Chairman of the Remuneration Committee sits on the Nomination Committee. This reflects CCEP’s joined SEE THE COMMITMENTS OF OUR DIRECTORS IN THEIR BIOGRAPHIES ON PAGES 60-64 up approach to investing in and rewarding our people. Table 3 Roles on the Board Role Responsibilities Chairman • Operating, leading and governing the Board • Setting meeting agendas, managing meeting timetables • Promoting a culture of open debate between Directors and encouraging effective communication during meetings • Creating the conditions for overall Board and individual Director effectiveness CEO • Leading the business • Implementing strategy approved by the Board • Overseeing the operation of the internal control framework Senior Independent Director • Advising and supporting the Chairman by acting as an alternative contact for shareholders and (SID) as an intermediary to NEDs NEDs • Providing constructive challenge, strategic guidance, external insight and specialist advice to the Board and its Committees • Hold management to account • Offering their extensive experience and business knowledge from other sectors and industries Company Secretary • Assisting the Chairman by ensuring that all Directors have full and timely access to relevant information • Advising the Board on legal, compliance and corporate governance matters • Organising the induction and ongoing training of Directors 72 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Cross membership between Committees enables Composition, succession and evaluation active collaboration and liaison across Committees. Committee cross membership is set out on the Board diversity and composition Company’s website at www.cocacolaep.com/about-us/ The composition of the Board and its Committees is set governance/committees. out in table 4 on page 74. This includes details of appointments and resignations during 2019. At the end of most Board meetings, two sessions are held: one that all Directors attend, without As their biographies on pages 60-64 show, our Board management present, and the other that all the NEDs members have a range of backgrounds, skills, attend, without management or the CEO present. experiences and nationalities, demonstrating a rich Directors may raise any matter they wish for discussion cognitive diversity beyond gender. at these sessions. SEE AN OVERVIEW OF OUR DIRECTORS’ SKILLS AND EXPERIENCE ON PAGE 59 Board support Our commitment to diversity begins at the top, with Board meetings are scheduled at least one year clear leadership from our Board, and is embedded at in advance, with ad hoc meetings arranged to suit every level of our business through our Inclusion and business needs. These meetings are held in a variety Diversity Policy, This is Forward and the CoC. Our Board of locations, reflecting our engagement with all is taking steps to ensure women make up 33% of its aspects of our international business. Directors in 2020. The Nomination Committee is The agenda of Board meetings follows our annual committed to overseeing a diverse pipeline for senior Board programme. This sets out the standing items management and Director positions. at each meeting, such as periodic activities (including READ MORE ABOUT SUCCESSION PLANNING ON PAGE 78 results and AGM documentation), business plan and the assessment of Board evaluation results. SEE THE BOARD’S DIVERSITY POLICY IN THE CRITERIA FOR SELECTION OF INEDS AT WWW.COCACOLAEP.COM/ABOUT-US/GOVERNANCE Before the Board meeting, the Chairman, CEO and READ MORE ABOUT THE GROUP’S APPROACH TO DIVERSITY ON PAGES 20-23 Company Secretary agree the final agenda. This covers discussion items such as the status of ongoing projects and stakeholder considerations. Comprehensive Board evaluation briefing papers are circulated electronically to all In line with best practice, we conduct an external Board Directors, to allow time to review the matters which evaluation at least once every three years. The last time are to be discussed. we did this was in 2018. Throughout the year Directors have access to the advice Given the depth and breadth of the 2018 evaluation and services of the Company Secretary and independent exercise, the Board determined that a more concise professional advice, at the Company’s expense. evaluation process was appropriate in 2019. The Board appointed Lintstock to support a questionnaire based Independence of Non-executive Directors exercise, alongside interviews of all Directors by the SID. The Board reviewed the independence of all the Lintstock has no other connection with CCEP or any NEDs against the UKCGC and also considered the individual Director. requirements of SEC Rule 10A-3 in relation to the The questionnaire and interview responses were Audit Committee. It determined that Jan Bennink, collated and reports produced on the performance and Christine Cross, Javier Ferrán, Nathalie Gaveau, effectiveness of the Board, each Committee and the L. Phillip Humann (until his resignation), Directors. The Board discussed the results openly and Orrin H. Ingram II, Thomas H. Johnson, constructively. Overall, the Board confirmed that it Dagmar Kollmann (from her appointment), continued to work effectively. Board composition, Lord Mark Price (from his appointment), Garry Watts expertise and dynamics were highly rated but some and Curtis R. Welling (until his resignation) are areas for further improvement were identified. These independent and continue to make effective are set out in table 5 on page 75. contributions. The Board recognises that seven of CCEP’s NEDs, including the Chairman, cannot be considered independent. However, they continue to demonstrate effective judgement when carrying out their roles and are clear on their obligations as Directors, including under section 172 of the Companies Act. Our CEO, Damian Gammell, is not considered independent because of his executive responsibilities to the Group. Consequently, the majority of the Directors and the NEDs are independent. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 73

Strategic Report Governance and Directors’ Report Financial Statements Other Information Corporate governance report continued Table 4 Meeting attendance by Board and Committee members(A) Independent or Affiliated nominated by Board of Transaction Audit Nomination Remuneration Olive Partners or ER(B) Directors Committee Committee CSR Committee Committee Committee Chairman Sol Daurella Nominated by 6 (6) 5 (5) 5 (5) Olive Partners Executive Director Damian Gammell CEO 6 (6) Non-executive Directors Jan Bennink Independent 6 (6) 4 (5)(E) (I) 2 (2)(K) 2 (2)(K) José Ignacio Nominated by 6 (6) 5 (5) Comenge Olive Partners Francisco Nominated by ER 6 (6) 4 (4) Crespo Benítez Christine Cross Independent 6 (6) 4 (4)(K) 3 (3)(K) 6 (6)(E) Javier Ferrán Independent 5 (6)(G) 5 (5) 5 (6)(G) Irial Finan Nominated by ER 5 (6)(J) 4 (5)(J) 5 (6)(J) Nathalie Gaveau Independent 6 (6) 4 (4) Álvaro Gómez-Trénor Nominated by 6 (6) Aguilar Olive Partners L. Phillip Humann(D) Independent 2 (2) 2 (2)(F) Orrin H. Ingram II Independent 6 (6) 6 (6) 2 (2)(K) Thomas H. Johnson SID 6 (6) 2 (2)(K) 3 (3)(F) 6 (6) Dagmar Kollmann(C) Independent 4 (4) 3 (3)(K) 2 (2)(K) Alfonso Líbano Nominated by 6 (6) 4 (4)(E) Daurella Olive Partners Lord Mark Price(C) Independent 4 (4) 2 (2)(K) 3 (3)(K) Mario Rotllant Solà Nominated by 6 (6) 6 (6) Olive Partners Garry Watts Independent 5 (6)(H) 6 (6)(E) 5 (6)(H) Curtis R. Welling(D) Independent 2 (2) 2 (2)(K) 2 (2)(K) (A) The maximum number of meetings in the period during which the individual was a Board or Committee member is shown in brackets. (B) Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement. (C) Dagmar Kollmann and Lord Mark Price were appointed as INEDs on 29 May 2019. (D) L. Phillip Humann and Curtis R. Welling stepped down on 29 May 2019. (E) Chairman of the Committee. (F) L. Phillip Humann was chairman of the Nomination Committee until he stepped down on 29 May 2019, when Thomas H. Johnson became chairman of the Nomination Committee. (G) Javier Ferrán missed one day of the December 2019 Board meeting and one meeting of the Audit Committee in April 2019 due to prior engagements. Javier appointed Garry Watts as his alternate for the December 2019 Board meeting. (H) Garry Watts missed the October 2019 Board and Remuneration Committee meetings due to a prior engagement. Garry appointed Javier Ferrán as his alternate for the October 2019 Board meeting. (I) Jan Bennink missed the October 2019 Affiliated Transaction Committee meeting due to unforeseen illness and appointed Thomas H. Johnson as his alternate. Javier Ferrán chaired the Affiliated Transaction Committee in Jan’s absence. (J) Irial Finan missed the July 2019 Board, Nomination Committee and Remuneration Committee meetings due to unforeseen family circumstances. (K) When refreshing the Board during 2019, we took the opportunity to make changes so Committee membership best reflected the Directors’ skills and experience. On 29 May 2019, Dagmar Kollmann replaced Curtis R. Welling as a member of the Affiliated Transaction Committee and Christine Cross as a member of the Audit Committee. On 29 May 2019, Thomas H. Johnson and Curtis R. Welling were replaced as members of the CSR Committee by Jan Bennink and Lord Mark Price. On 29 May 2019, Jan Bennink and Orrin H. Ingram were replaced as members of the Nomination Committee by Christine Cross and Lord Mark Price. 74 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 75

Election and re-election of Directors Audit, risk and internal control and Remuneration The Board has determined that all Directors, subject Disclosures of compliance with provisions of the to continued satisfactory performance, shall stand Audit, risk and internal control and Remuneration for re-election at each AGM with the exception of the sections of the UKCGC are located elsewhere in this Chairman and some of the INEDs, as explained on Integrated Report. These disclosures include page 75. All Directors appointed by Olive Partners descriptions of the main features of CCEP’s internal (other than the Chairman) and ER plus Nathalie Gaveau, control and risk management systems as required by Dagmar Kollmann and Lord Mark Price will submit rule 7 of the Disclosure Guidance and Transparency themselves for re-election at the 2020 AGM. Rules (DTRs). Table 6 sets out where each respective Jan Bennink, Thomas H. Johnson and Dessi Temperley disclosure can be found. will stand for election at the 2020 AGM. Following its performance assessments of Directors, the Board is confident that each continuing Director will carry on performing their duties effectively and remain committed to CCEP. Table 5 2019 Board evaluation findings and actions Board focus Governance Induction 2019 findings Improve time management and Board and Committee governance Enhance the existing induction for prioritisation at meetings, focusing to be reviewed to support UKCGC new Directors to ensure they are able more on strategy and outcomes compliance and reflect changed to contribute effectively as quickly for stakeholders Board membership as possible Actions undertaken • Further improved the format for • Reviewed and updated Committee • Established Directors to mentor new in 2019 Board papers to ensure the required membership to reflect revised Directors to enhance understanding information is available to facilitate Board composition, skills and of CCEP and, where appropriate, discussion experience provide guidance on being a • Board agendas reviewed to ensure • Nomination Committee Chairman director of a UK listed company appropriate time allocation for to sit on Remuneration Committee • New NEDs during the year to strategic matters and vice versa to ensure seamless provide feedback on their induction • Held a separate Board strategy day coverage of all people matters processes and suggestions for • Enhanced the stakeholder engagement improvement matrix to ensure appropriate consideration of stakeholder interests Table 6 Disclosure of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the UKCGC Items located elsewhere in the 2019 Integrated Report Page(s) Directors’ responsibilities statement 111 Directors’ statement that they consider the Integrated Report and financial statements, taken as a whole, to be fair, 111 balanced and understandable Going concern statement 110 Assessment of the Group’s principal risks 44-48 Viability statement 50 Risk management and internal control systems and the Board’s review of their effectiveness 49 Audit Committee report 82-86 Directors’ remuneration report 87-107 74 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 75

Strategic Report Governance and Directors’ Report Financial Statements Other Information Corporate governance report continued Annual General Meeting As with last year, the Chairman, SID and Committee Chairmen plan to attend the AGM to give shareholders The AGM continues to be a key date in our annual an opportunity to ask them questions about the Group shareholder engagement programme. In 2019, and its business, either during the AGM or informally members of the Board and the ELT attended the afterwards. They are also available to shareholders for AGM to discuss the resolutions in the Notice of AGM, discussion throughout the year to discuss any matters the business, and to answer shareholders’ questions. under their areas of responsibility, by contacting the We were pleased that all resolutions were passed Company Secretary. by more than 80% of those voting. READ MORE ABOUT OUR ENGAGEMENT WITH INVESTORS IN OUR S172(1) STATEMENT The 2020 AGM of the Company will be held in May at ON PAGES 52-53 Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom. The Notice of AGM will set out a full Sol Daurella description of the business to be conducted at the Chairman meeting. This will be available on our website from the 16 March 2020 time of its posting to shareholders in April 2020. 76 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 77

Nomination Committee Chairman’s letter Expanding our people remit As our Chairman explains in her introduction to the Governance and Directors’ Report, the 2018 UK Corporate Governance Code applies to accounting periods beginning on or after 1 January 2019. The Committee’s terms of reference were widened to include specific responsibilities regarding culture and our people on a formal basis to ensure compliance with the new UKCGC. In 2019, we changed our Committee composition so that the Remuneration Committee Chairman, Christine Cross, now sits on the Nomination Committee and I sit on the Remuneration Committee. This allows us to keep informed and ensure, between us, that we champion and report back to the Board on all people matters. We are considered to be CCEP’s designated NEDs for engagement with our people. Looking forward to 2020 WE WILL CONTINUE TO DEDICATE TIME We will continue to dedicate time to: • Promote diversity, succession and talent policies and TO PROMOTE DIVERSITY, SUCCESSION practices that are in line with our purpose and values AND TALENT POLICIES AND PRACTICES and support our desired culture “ • Oversee the development of a diverse pipeline for THAT ARE IN LINE WITH OUR PURPOSE senior management positions as well as the Board • Provide input to the leadership talent development AND VALUES AND SUPPORT OUR programmes • Assess and monitor the Group’s culture on behalf DESIRED CULTURE.” of the Board • Support the rollout of the capability development programme to all employees • Monitor the implementation of our people Dear Shareholder reporting framework • Ensure the voice of our people is heard, understood Having taken over as Nomination Committee Chairman and considered by the Board in its decision making from L. Phillip Humann, I am pleased to report on the • Safeguarding governance work of the Nomination Committee during 2019. This year, our activities have focused on INED and senior management succession; embedding our culture; and Availability to shareholders our people, including developing a people reporting I will be available at our 2020 Annual General Meeting to dashboard. A brief summary of these activities is answer any questions about the work of the Committee. provided in table 1 on page 78. We give more details about some of these activities throughout the rest Thomas H. Johnson of the Nomination Committee report. Chairman of the Nomination Committee I would like to thank my predecessor, L. Phillip Humann, 16 March 2020 for his valuable contribution in chairing the Nomination Committee until he stood down as a Director at the AGM in May 2019. 76 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 77

Strategic Report Governance and Directors’ Report Financial Statements Other Information Nomination Committee report Nomination Committee role Succession The key duties and responsibilities of the Nomination Independent Non-executive Director succession Committee are set out in its terms of reference. We continue to focus on maintaining a well balanced These are available at www.cocacolaep.com/about-us/ Board with the right mix of individuals who can apply governance/committees. They cover the following areas: their wider business knowledge and experience to overseeing and guiding the delivery of the Group’s • Corporate governance strategy. To support this, we use a matrix of skills • Director selection, re-election and review required on the Board to support the Group’s future • Potential conflicts of interest plans, which we keep under review. Also, our INED • Evaluations of the Board and succession planning selection criteria reflect the importance of selecting • Culture and workforce candidates who can give voice to stakeholder interests effectively, particularly to help discharge the Board’s Activities of the Nomination Committee during the year duties under section 172 of the Companies Act 2006. The Nomination Committee has a process for SEE OUR CRITERIA FOR THE SELECTION OF INEDS AT WWW.COCACOLAEP.COM/ABOUT-US/GOVERNANCE planning its future meeting agendas and topics to be considered. Table 1 sets out the matters considered To ensure we maintain the right balance of skills and by the Committee during 2019. More detail about some experience on the Board, we continue to plan for the of these matters is provided in the rest of this report. managed succession of INEDs. We have drawn up INED The Committee met five times during the year. candidate specifications based on our existing selection criteria, our stated diversity targets and the gaps SEE DETAILS OF ATTENDANCE AT MEETINGS ON PAGE 74 identified through our skills matrix. We engaged MWM Consulting, a firm of external recruitment consultants, to identify a potential INED candidate. From the initial list of potential candidates, a shortlist was identified for interview by members of the Committee, the Chairman and other Board members. They were assessed objectively against the candidate specifications. MWM Consulting supported some of CCEP’s specialist recruitment activities in 2017. It has no other connection to CCEP and has no connection to any individual Director. It is a signatory to the UK’s Standard Voluntary Code of Conduct for Executive Search Firms. Table 1 Matters considered by the Nomination Committee during 2019 Meeting date Key agenda items March 2019 • Talent management • Bringing the voice of our people to the Board • Director succession, particularly INEDs • Committee evaluation May 2019 • Succession planning for ELT and senior management • People strategy • Committee governance and people agenda • Review of the Board’s governance guidelines July 2019 • Culture development • Employee wellbeing • Succession planning for ELT and senior management • Director succession, particularly INEDs October 2019 • Culture development • Employee wellbeing • Succession planning for ELT and senior management • Director succession, particularly INEDs December 2019 • Inclusion and diversity • Director succession, particularly INEDs • Board evaluation process • Bringing the voice of our people to the Board 78 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 79

We announced on 11 March 2020 that Dessi Temperley Evaluation would, subject to her election at the AGM in May 2020, At the end of each year, we recommend the process succeed Orrin H. Ingram. Dessi brings deep financial to be used to evaluate the performance of the Board expertise, commercial insight and knowledge of and its Committees at the start of the following year. European markets. She will also undertake a detailed induction programme. We recommended to the Board that a concise evaluation process be undertaken in early 2020 similar Appointments during the year to that undertaken in 2019. The Board accepted our Nathalie Gaveau was appointed to succeed Véronique recommendation and appointed Lintstock to support Morali with effect from 1 January 2019. She brings a questionnaire based exercise, alongside interviews valuable digital and international experience to of all Directors by the SID. the Board, along with broad business experience. READ MORE ABOUT THE 2019 EVALUATION EXERCISE ON PAGE 73 Dagmar Kollmann and Lord Mark Price were appointed to succeed L. Phillip Humann and Curtis R. Welling with effect from 29 May 2019. In addition to their Diversity wide business expertise Dagmar brings a wealth of Diversity on the Board experience in finance and international listed groups to Cognitive diversity is important to good decision the Board, while Mark brings his substantial experience making, and we have paid particular attention to this in retail. in our succession planning. This is driven by diversity of background, including gender and ethnic diversity. Induction It is part of the INED selection criteria, and supports All new Directors receive a suite of induction materials the Board’s stated target to ensure that 33% of its explaining: Directors are women by 2020 and take into account • Their role and responsibilities the recommendations of the Parker Review. Diversity • Attributes of an effective board is a key consideration in considering potential • Their legal duties and responsibilities, including INED candidates. in relation to section 172 of the Companies Act During 2019, one female INED replaced another female • The calendar of Board and Committee meetings INED who stood down, one female INED was appointed • Governance documents, policies and procedures in place of a male INED who stepped down and one • Committee terms of reference male INED who stepped down was replaced by another • Our CoC male INED. As a result, female representation on the • Our share dealing code Board increased to 23.5% in 2019 compared to 17.6% • Background information about the Group in 2018. It will increase to 29.4%, subject to Dessi Temperley’s election at the AGM. Established Directors mentor new Directors. Meetings with members of the Board and the ELT and site visits READ MORE ABOUT OUR APPROACH TO DIVERSITY ON PAGES 58-59 in a number of our markets are also arranged. Nathalie, Dagmar and Mark each undertook a Inclusion, diversity and talent comprehensive induction programme. This was tailored We are committed to fostering an inclusive to their individual requirements and phased to allow environment and building diverse talent within the feedback and further customisation of meetings and Group embedded through our Inclusion and Diversity other development activities. Policy. We received updates on the progress of inclusion and diversity initiatives, in particular the target to have Executive Leadership Team 40% of our management positions held by women During 2019 we considered succession plans for the by 2025. Group’s ELT. Ron Lewis departed as Chief Supply Chain In 2018, we launched a new inclusive approach to talent Officer at the end of August 2019. José Antonio and succession. In 2019, we have operationalised that Echeverría was appointed to succeed him as Chief approach, to review employee potential, agree critical Customer and Supply Chain Officer, with an expanded roles, update succession plans and identify early in brief including driving great service for our customers. career emerging leaders. This reflects our goal of delivering world class customer service, every day. READ MORE ABOUT OUR APPROACH TO DIVERSITY ON PAGES 20-21 78 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 79

Strategic Report Governance and Directors’ Report Financial Statements Other Information Nomination Committee report continued Our people Capability We oversee the approach to culture, succession We believe that building our leadership capability planning and talent management, including diversity, is a key differentiator for performance. In 2017, our top for the whole Group. 500 leaders took part in our leadership development programme, Accelerate Performance. Since then In 2019, we scrutinised the Group’s new people Accelerate Performance has evolved and training was reporting dashboard to ensure we receive accurate rolled out to reach all employees across CCEP. In 2019, data and actionable insights about our people. Metrics Accelerate Performance 2 was launched, the next phase include female leadership headcount, annual voluntary to continue accelerating performance among our top turnover, engagement score, safety performance and 500 leaders. promotion rate. These were chosen based on external benchmarks, best practice, business relevance and availability of accurate data. Independence SEE THE LIST OF NON-EXECUTIVE DIRECTORS DETERMINED TO BE INDEPENDENT ON PAGE 74 Engagement In 2019, we conducted the Group’s second engagement Thomas H. Johnson survey, built around our agreed ways of working. Chairman of the Nomination Committee We considered the results and action plans with 16 March 2020 management. We were pleased that the results showed engagement overall had increased since the 2018 engagement survey. Our people continue to feel safe at work, empowered to make decisions and that personal growth and inclusion and diversity have improved. Response rates were up by 9% and we received almost 21,000 written comments, showing a real appetite to participate in the survey. As in 2018, our people identified some areas for improvement. We are reassured that management remains committed to take action on and improve scores in decision making, leadership and communications, personal growth and customer focus. READ MORE ABOUT HOW WE ENGAGE WITH OUR PEOPLE ON PAGE 19 80 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F PB

Audit Committee Chairman’s letter We remain committed to a thorough and robust approach to risk management, governance and internal control. Our 2019 agenda covered a range of topics, with a focus on accounting and reporting, risk and internal controls, internal and external audits, ethics and compliance, business continuity management, enterprise risk management (ERM) and data privacy and cybersecurity. We continue to oversee the Group’s internal control and risk management framework to ensure that all material control processes, including the audits of those processes, are robust and fit for purpose. Further information about the Committee’s involvement in respect of our internal control systems is available in the Audit Committee report. This year, we dedicated significant time to overseeing the implementation of the new accounting standard, IFRS 16, “Leases”. We asked management for regular reports to assess the effectiveness of the newly implemented systems and controls and we have spent WE REMAIN COMMITTED time reviewing management’s statements and assumptions in this area. We are confident that the TO A THOROUGH AND ROBUST transitional impacts of IFRS 16 have been effectively “APPROACH TO RISK MANAGEMENT, evaluated and reported during the year. Continuing data privacy considerations, including the GOVERNANCE AND INTERNAL General Data Protection Regulation, and the inherent risks that come with advances in technological CONTROL.” processes, have ensured that IT and cybersecurity were high on the Committee’s agenda this year. We received regular and detailed reports from management on Dear Shareholder their continued assessment of the risks associated with I am pleased to present the report of the Audit our use of technology. The Committee took these risks Committee for 2019. During the year we have carried into consideration as part of its oversight of the Group’s out our responsibilities in accordance with the UKCGC wider ERM strategy and business continuity planning. and have continued to provide support and advice to the Board on the matters set out in the Committee’s terms of reference, and on other matters at the request Availability to shareholders of the Board. Further information on the Committee’s I will be available at our 2020 AGM to answer any role is set out on page 82. questions on the work of the Committee. The Committee’s remit was amended in 2018 to reflect Garry Watts the UKCGC, which took effect from 1 January 2019. The Chairman of the Audit Committee Board now has overall responsibility for whistleblowing 16 March 2020 matters. However, the Committee continues to receive and consider reports related to whistleblowing and provides the Board with key information for its consideration as appropriate. The Committee’s extended remit includes responsibility for enabling relevant effective stakeholder engagement. Our agenda this year included the review and approval of policies affecting, among others, our people, our suppliers and our external auditors. A key milestone for the Group this year was the move of CCEP’s UK listing from Euronext London to London Stock Exchange to improve visibility and market access for investors. The Committee supported the Board in its oversight of this move. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 81

Strategic Report Governance and Directors’ Report Financial Statements Other Information Audit Committee report Main responsibilities of the Audit Committee Matters considered by the Audit Committee during 2019 The role and responsibilities of the Audit Committee The Committee met six times during the year. Reports are set out in its terms of reference, which are available from the internal and external auditors were presented on the Company’s website at www.cocacolaep.com/ as standing agenda items, along with reports from about-us/governance/committees. Key responsibilities senior management on the following topics in the include: Committee’s remit: • Monitoring the integrity of the Group’s annual audited • Accounting and reporting matters financial statements and other periodic financial • Legal matters statements and reviewing any key judgements • Ethics and compliance matters, including contained in them whistleblowing and CoC breaches • Reviewing the adequacy and effectiveness of the • Business continuity management Group’s internal control processes • ERM • Oversight of the Group’s compliance, operational • Capital projects review and approval and financial risk assessments as part of the broader ERM programme The Committee’s interactions with the internal audit • Review and assessment of the scope, operation and function and the external auditor during the year are effectiveness of the internal audit function discussed in more detail later in this report. A summary • Making recommendations to the Board regarding of key matters considered by the Audit Committee in appointment, reappointment or removal of the 2019, in addition to standing items, is set out in table 1 external auditor on page 83. • External auditor terms of engagement, remuneration SEE DETAILS OF ATTENDANCE AT MEETINGS ON PAGE 74 and independence • Supporting the Board in relation to specific matters including oversight of the annual and long-term Financial reporting, significant financial issues business plans, dividend and capital structure and and material judgements capital expenditure As mentioned in the 2018 Integrated Report, the Group The Committee Chairman provided updates to the adopted a significant new accounting standard, IFRS 16, Board on the Committee’s activities during the year. “Leases”, with effect from 1 January 2019. This standard has a significant impact on the Group’s reporting of its Composition of the Audit Committee assets and liabilities, as well as on the classification of The Group follows UK corporate governance practices, cash flows relating to lease contracts. To govern its as allowed by the NYSE Rules for FPIs. In accordance implementation, the Group established a steering with the UKCGC, the Committee comprised four NEDs committee in 2018, which presented its progress reports in 2019, each of whom the Board has deemed to be to the Committee during 2019. The Committee independent. The Board is satisfied that each member monitored the Group’s approach to IFRS 16 disclosures of the Committee has competence relevant to the during the year, ensuring consistency with the new fast moving consumer goods sector in which the accounting model. Group operates. READ MORE ABOUT THE TRANSITIONAL IMPACT OF IFRS 16 IN NOTE 2 TO THE FINANCIAL STATEMENTS ON PAGE 132 In accordance with SEC Rules, as applicable to FPIs, the Group’s Audit Committee must fulfil the independence In line with the practice of many of CCEP’s peers in requirements set out in SEC Rule 10-3A. The Board has Europe, we moved away from announcing our full determined that the Audit Committee satisfies these financial results every quarter in 2019. Instead, we requirements and that the Committee Chairman, published full financial results half yearly, and at the end Garry Watts, may be regarded as an audit committee of quarters one and three we published higher level financial expert as defined in Item 16A of Form 20-F. trading updates. The Committee undertook a formal review of each of the Group’s financial results, associated READ MORE ABOUT THE AUDIT COMMITTEE MEMBERS ON PAGES 60-64 earnings announcements and trading updates. For each statement, the Committee considered the significant accounting principles, policies and practices applied along with their appropriateness and the significant judgements made. Details regarding the significant reporting matters identified and the related Committee considerations are set out in table 2 on page 84. SEE OUR VIABILITY STATEMENT ON PAGE 50 82 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Table 1 Matters considered by the Audit Committee during 2019 Meeting date(A) Key matters considered in addition to standing agenda items(B) February 2019 • 2018 preliminary Q4 and full year results, including significant estimates and judgements • IAS 36, “Impairment” • Tax matters March 2019 • 2018 Integrated Report, including the viability and going concern statements, accounting policies and related significant judgements and estimates • IFRS 16, “Leases” update • Sarbanes-Oxley Act (SOX) section 404 (s404) compliance • 2019 internal audit plan • 2019 ethics and compliance plan and objectives • Move of London standard listing from Euronext London to London Stock Exchange, including the summary prospectus • Treasury matters • Audit Committee evaluation April 2019 • 2019 Q1 trading update • 2019 Q2 interim dividend May 2019 • IFRS 16, “Leases” reporting • Spain VAT reimbursement • Accounting policy manual update • IT/cybersecurity update • Treasury matters • Synergy audit and certification update • Anti-bribery and corruption policy • Regulatory and audit reform matters July 2019 • 2019 half year results, including significant estimates and judgements • FPI status • Revolving credit facility • Cold drink equipment optimisation • SOX s404 compliance December 2019 • Pay for performance • IAS 36, “Impairment” • SOX s404 compliance (A) In lieu of an Audit Committee meeting in October 2019, standing agenda matters (including the review of the 2019 Q3 trading update and proposed interim dividend) were considered by the Board. Further information on the matters considered by the Board at this meeting and during the year can be found on page 71. (B) During February and March 2020, the Committee discussed matters regarding the year ended 31 December 2019, which included: • Reviewing the 2019 preliminary Q4 and full year results and the 2019 Integrated Report, including its significant estimates and judgements, accounting policies, viability and going concern statements • Advising the Board on whether, in the Committee’s opinion, the 2019 Integrated Report is fair, balanced and understandable • Independent auditor’s report on the full year results • Approval of this Audit Committee report Audit Committee assessment of the 2019 The estimates and judgements made on the significant Integrated Report financial reporting matters regarding financial statements are summarised in table 2 on page 84. The Committee undertook a review of a developed The Committee reviewed these in depth, along with draft of the 2019 Integrated Report and provided its management’s assessment of the Group as a going feedback, which was applied. concern and the statement of long-term viability The Committee considered whether the Group’s contained in the Strategic Report. The Committee position, strategic approach and performance during concluded that they are appropriate and acceptable in the year were accurately and consistently portrayed light of the risks facing the business and all significant throughout the 2019 Integrated Report. As part of its matters brought to the Committee’s attention during the review, the Committee referred to the management year. The 2019 Integrated Report is, in the opinion of the reports it had received and considered during the year, Committee, fair, balanced and understandable and together with the findings and judgements of the provides the information necessary for shareholders to internal and external auditors. assess CCEP’s performance, business model and strategy. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 83

Strategic Report Governance and Directors’ Report Financial Statements Other Information Audit Committee report continued Table 2 Significant reporting matters in relation to financial statements considered by the Audit Committee during 2019 Accounting area Key financial impacts Audit Committee considerations Deductions from Cost of customer marketing The Group participates in various programmes and arrangements with customers designed revenue and sales programmes in 2019: to increase the sale of products. Among the programmes are arrangements under which incentives €3.2 billion allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. For customer incentives that must be Accrual at 31 December 2019: earned, management must make estimates related to the contractual terms, customer €701 million performance and sales volume to determine the total amounts earned. Under IFRS 15, these types of variable consideration are deducted from revenue. There are significant estimates used at each reporting date to ensure an accurate deduction from revenue has been recorded. Actual amounts ultimately paid may be different from these estimates. At each reporting date, the Committee received information regarding the amount of customer marketing spend of the Group along with period end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period and any relevant information on significant or abnormal movements in accrual balances, if applicable. Tax accounting 2019 book tax expense: The Group evaluated a number of tax matters during the year, including legislative and reporting €364 million developments across tax jurisdictions, risks related to direct and indirect tax provisions in all jurisdictions, the deferred tax inventory and potential transfer pricing exposure and the 2019 cash taxes: implementation of IFRIC 23. Throughout the year, the Committee received information from €270 million management on the critical aspects of tax matters affecting the Group, considered the 2019 effective tax rate: information received, and gained an understanding of the level of risk involved with each 25.0% significant conclusion. Additionally, the Committee continued to receive updates on the Group’s outstanding VAT receivable in Spain, of which €126 million was refunded during 2019. The Committee agreed with management’s conclusion that, in light of the continued delay in the meeting of the Arbitration Committee, it remained appropriate to treat the amount subject to arbitration, €201 million, as a non-current asset. The Committee also considered and provided input on the Group’s disclosures regarding these and other tax matters.   SEE FURTHER INFORMATION IN NOTE 20 TO THE FINANCIAL STATEMENTS ON PAGE 161 Asset impairment Franchise intangible assets The Group performs an annual impairment test of goodwill and intangible assets with analysis with indefinite lives: indefinite lives, or more frequently if impairment indicators are present. The testing is €8.2 billion performed at a cash generating unit (CGU) level, which for the Group are based on geography and generally represent the individual territories in which the Group operates. Goodwill: The Group did not record any impairment charges as a result of the tests conducted in 2019. €2.5 billion The Committee received information from management on the impairment analysis performed, focusing on the most critical assumptions such as the terminal growth rate and the discount rate, as well as changes from the prior year, including the impact of IFRS 16. The Committee reviewed and challenged a sensitivity analysis provided by management to understand the impact of changes in key assumptions, primarily the discount rate. The Committee was satisfied with the assumptions used by the Group and also considered and reviewed the Group’s disclosures about its impairment testing. Restructuring Restructuring cost recorded During 2019 the Group commenced new restructuring initiatives, including a transformation accounting in 2019: project relating to our cold drink equipment operations. The Committee has been regularly €130 million updated by management on the nature of such initiatives and key assumptions underpinning the related provision in the financial statements. Restructuring provision at 31 December 2019: The integration and synergy programme was completed in the first half of 2019, on which the €168 million Committee continued to receive regular updates from management on the status, including cost incurred and synergy tracking. The Committee received programme assurance from a third party audit regarding the validation of synergies captured. The Committee also reviewed the Group’s restructuring provision balance as at 31 December 2019 and was in agreement that it does not contain significant estimation uncertainty. The Committee was satisfied with the appropriateness of the restructuring accounting during the year and the disclosures included in the financial statements. 84 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

External audit subsequently monitored the non-audit work performed to ensure it remained within the agreed policy Effectiveness of the external audit process guidelines. It also considered the extent of non-audit The Committee has responsibility and oversight of services provided to the Group. The Committee the Group’s relationship with its external auditor, Ernst determined, based on its evaluation, that the external & Young LLP (EY) and for assessing the effectiveness auditor was independent. of the external audit process. EY was appointed as the external auditor in 2016 and the lead audit partner is Karl Reappointment of the external auditor Havers. The Committee confirms voluntary compliance The Committee has responsibility for making a with the provisions of the Statutory Audit Services for recommendation to the Board regarding the Large Companies Market Investigation (Mandatory Use reappointment of the external auditor. Based on its of Competitive Tender Processes and Audit Committee continued satisfaction with the audit work performed to Responsibilities) Order 2014, as published by the UK date and EY’s continued independence, the Committee Competition and Markets Authority. has recommended to the Board, and the Board has In 2019, the Committee agreed the approach and approved, that EY be proposed for reappointment by scope of the audit work to be undertaken by EY shareholders as the Group’s external auditor at CCEP’s for the financial year. It also reviewed EY’s terms of 2020 AGM. engagement and agreed the appropriate level of fees payable in respect of audit and non-audit services. Internal audit SEE DETAILS OF THE AMOUNTS PAID TO THE EXTERNAL AUDITOR IN NOTE 17 TO THE ACCOUNTS ON The internal audit function provides an independent PAGE 158 and objective assessment of the adequacy and The audit of CCEP’s Integrated Report for the year effectiveness of the Group’s integrated internal ended 31 December 2018, performed by EY, was control framework, which combines risk management, chosen by the FRC for an audit quality review as part governance and compliance systems. The internal audit of its routine quality monitoring process. The Audit function reports directly to the Audit Committee and Committee received a full copy of the findings and comprises approximately 25 full time, professional audit discussed these with EY to consider the point raised by staff based in London, Berlin, Madrid and Sofia with the review. The Audit Committee is satisfied that the a range of business expertise working across multiple matter raised does not give it concerns over the quality, disciplines. objectivity or independence of the audit. EY provided the Committee with regular reports on the Effectiveness of the internal audit function status of the audit, its assessment of the agreed areas At the start of the year, the Committee reviewed and of audit focus and findings and conclusions to date. The approved the internal audit plan for 2019 and agreed Committee reviewed the experience and expertise of its budget and resource requirements. A significant the audit team, the fulfilment of the agreed audit plan proportion of internal audit’s resources were allocated and any variations to it, feedback from the Group’s to extensive testing of the Group’s internal control businesses and the contents of the external audit report. systems, particularly the design and operating The Committee confirmed its satisfaction with the effectiveness of financial reporting controls in effectiveness of the external auditor. accordance with SOX requirements. The effectiveness of the internal audit function was continually monitored External auditor independence against the approved plan through reports received by the Committee during the year. These provided key The continued independence of the external auditor internal audit observations and described proposed is important for an effective audit. The Committee has improvement measures and related timeframes given developed and implemented policies that govern the to management. The Chief Audit Executive attended use of the external audit firm for non-audit services the scheduled meetings of the Committee during 2019 and limit the nature of the non-audit work that may to present the function’s reports and raise any key be undertaken. The external auditor may, with matters with the Directors. Senior management pre-approval from the Committee, undertake specific confirmed to the Committee that there was no known work for which its expertise and knowledge of CCEP are impairment to the internal audit function’s important. It is precluded from undertaking any work independence or objectivity in undertaking the internal that may compromise its independence or is otherwise audit work performed during 2019. prohibited by any law or regulation. Management undertook a post-audit completion The Committee received a statement of independence survey of internal stakeholders for the prior year to from EY in March 2020 confirming that, in its gauge satisfaction with the internal audit function. professional judgement, it is independent and has Senior management, and others involved directly in the complied with the relevant ethical requirements internal audit process, were asked to rate the quality regarding independence in the provision of its services. of the audit team and the audit process and the results The report described EY’s arrangements to identify, were presented to the Committee. manage and safeguard against conflicts of interest. As per CCEP’s Internal Audit Charter, the Committee The Committee reviewed the scope of the non-audit plans to engage an independent third party in 2020, services proposed by EY to ensure there was no to review the effectiveness of the internal audit function impairment of judgement or objectivity, and against the Institute of Internal Auditors’ standards. Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 85

Strategic Report Governance and Directors’ Report Financial Statements Other Information Internal control and risk management Investigations into potential breaches of our CoC are overseen in each BU by the BU’s CoC committee, chaired The Group depends on robust internal controls and an by the BU’s Vice President, Legal. All potential CoC effective risk management framework to successfully breaches and corrective actions are overseen by the deliver its strategy. The Audit Committee is responsible Group CoC committee, which is a sub committee of the for monitoring the effectiveness of the Group’s internal Group compliance and risk committee and is chaired control systems, which includes its compliance with by the Chief Compliance Officer. The Group CoC relevant sections of the UKCGC and the requirements committee also: of SOX, specifically sections 302 and 404, as it applies to US FPIs. • Ensures that all reported cases have been recorded, investigated in a timely manner and a conclusion Effectiveness of the internal control and risk reached • Evaluates trends management systems • Ensures consistent application of the CoC across CCEP The Committee continued to have responsibility for monitoring the effectiveness of the Group’s material As required under the Spanish Criminal Code, the Iberia internal controls during 2019. Reports were presented BU has an ethics committee formed of members of the to the Committee on the continued harmonisation Iberia BU leadership team. It is responsible for any of the internal control framework and the remediation ethics and compliance activities, including overseeing of any identified control deficiencies. The Committee the local crime prevention model. It reports to the was asked to consider proposed risk mitigation actions board of the Iberia BU and the Chief Compliance and the implications of the Group’s business capability Officer. programme. The Committee reviewed all whistleblowing matters In 2019, management undertook a top down assessment brought to its attention in 2019 and determined that of business unit (BU) and functional risk systems, in there were no matters that required Board attention conjunction with an independent assessor. The results of during the year. this assessment were presented to the Committee at the end of the year. The Committee reviewed the findings SEE DETAILS OF COC REPORTS ON PAGE 25 and confirmed that the subsequent approach proposed by management to further enhance the Group’s ERM Garry Watts systems was satisfactory. Chairman of the Audit Committee The Group’s internal control of financial reporting was 16 March 2020 deemed to be designed and operating effectively as at 31 December 2019. FURTHER INFORMATION ABOUT THE GROUP’S RISK MANAGEMENT AND INTERNAL CONTROL PROCESSES IS SET OUT ON PAGE 49 Whistleblowing In each of our territories, we have established ways for employees to raise concerns. These include channels for employees to contact a line manager or people and culture representative, or to share information through our dedicated, independent and confidential Speak Up channels. In accordance with the CoC, retaliation against anyone for making a genuine report, or for cooperation in an investigation, is prohibited. The Committee reviews the adequacy and security of the Group’s Speak Up channels and other arrangements for its employees and contractors to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters, which may include breaches of the CoC. An overview of all reported incidents is presented to the Committee. The Committee reports on these matters, as appropriate, to the Board, which has overall responsibility for oversight of whistleblowing matters. 86 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 87

Statement from the Remuneration Committee Chairman As part of this process we engaged with our largest 15 shareholders and representative bodies and had a number of productive meetings which provided the Remuneration Committee with valuable feedback. Shareholders we engaged with were aligned with our view that the current remuneration policy continues to meet our key objectives and that no fundamental changes to the remuneration policy are required. However, we have made some minor changes to the remuneration policy to further align with best practice, particularly in the context of the UKCGC, and to formally enshrine current practices into the remuneration policy. These include the implementation of a two year post-vesting holding period for Long-Term Incentive Plan (LTIP) awards, which was first applied to awards made in 2019, and the explicit inclusion of Remuneration Committee discretion to adjust formulaic incentive outcomes to ensure they reflect underlying business performance. OUR REMUNERATION POLICY We are confident that the revised policy will continue to provide a remuneration framework for the next three AND OUTCOMES REFLECT A STRONG years that supports the business to meet its objectives “EMPHASIS ON PERFORMANCE in a manner which is aligned with good governance. RELATED PAY, ALIGNED TO Context for executive remuneration at CCEP – business performance SHAREHOLDER INTERESTS AND The remuneration policy provides alignment with OUR STRATEGIC AIMS.” shareholders through a significant focus on variable remuneration. Both the annual bonus and LTIP are subject to stretching performance targets which are Dear Shareholder matched to our key financial performance indicators. On behalf of the Board, I am pleased to present the SEE OUR PERFORMANCE INDICATORS ON PAGES 2-3 Directors’ Remuneration Report for CCEP (or the Group) for the year ended 31 December 2019. This includes 2019 was another year of solid performance. The a revised remuneration policy which shareholders business continued to deliver profitable revenue growth are asked to formally approve at our 2020 AGM. through managing price and mix across our portfolio, This replaces our first remuneration policy which was delivering solid in market execution and a step up in approved by shareholders at our 2017 AGM. We have also innovation. This also resulted in market value share gains set out our Annual report on remuneration (ARR), which across all our geographies. will be subject to an advisory vote at our 2020 AGM. Remuneration outcomes for 2019 Revised remuneration policy Annual bonus We have reviewed our remuneration policy during 2019 The solid performance outlined above has been to ensure that it remains aligned with our key objectives reflected through the annual bonus, with an overall of being: Business Performance Factor of 98% of target being • Simple, transparent and aligning the interests of achieved. Combined with the Individual Performance management and shareholders Factor applied to the CEO, this has resulted in a total • Focused on delivering our business strategy bonus payment to Damian Gammell of 43.7% of • Aligned with the latest corporate governance maximum, or 157% of salary. guidelines, legislative requirements and best practice • Able to be cascaded through the organisation and applicable to the wider workforce 86 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 87

Strategic Report Governance and Directors’ Report Financial Statements Other Information Statement from the Remuneration Committee Chairman continued Long-term incentives We are in the process of reviewing our overall Damian Gammell received his first CCEP LTIP award in longer-term commitments in respect of reducing March 2017, which will vest on 27 March 2020. This award CO2e emissions to be in line with the ambition to keep was subject to earnings per share (EPS) and return on the global temperature rise to within 1.5°C. To ensure invested capital (ROIC) performance conditions over the alignment with our overall business strategy, we intend three year period to 31 December 2019 (see the ARR for to set our LTIP targets in line with the proposed full definitions of EPS and ROIC). trajectory of these new longer-term ambitions over the next three years. Performance over the last three years has been strong, resulting in an overall vesting level of 118% of target. Significant work has been carried out over recent months This is estimated to have a final vesting value of to ensure these science based targets are suitably £6.89 million. Over 26%/£1.8 million of the value of this stretching. It is important that these targets can be award is a result of the significant share price growth externally verified and this process is currently being over the period, which has delivered over £2.3 billion finalised. Once this has been completed we will be able to of value to shareholders. set the specific LTIP targets very shortly and will disclose these targets in full in next year’s remuneration report. Once this award has vested, Damian Gammell will have a shareholding significantly in excess of the 300% of salary Further details are provided on page 105 shareholding guideline under the remuneration policy. Remuneration element 2019 implementation Key terms CEO pay ratio Base salary 1.8% increase Lower than the average SEE PAGE 104 UK wider workforce The vesting of the LTIP award makes up over two thirds increase of Damian Gammell’s single figure for 2019 and is the Pension £30,000 Payment in lieu of pension main driver behind the CEO pay ratio set out on page SEE PAGE 104 (2.5% of salary) – aligned with policy for all 102. Excluding the LTIP, the median pay ratio is 67:1. other UK employees Annual bonus Target opportunity Subject to financial and SEE PAGE 105 of 150% of salary individual performance Consideration of the wider workforce FOR FURTHER calculated on a As highlighted in my letter last year, the Remuneration DETAILS INCLUDING multiplicative basis Committee’s remit was expanded in 2019 and in July DEFINITIONS OF Financial measures of FINANCIAL METRICS we received our first annual report in respect of wider operating profit, revenue and operating free cash workforce remuneration. This information provided the flow aligned with key Committee with great insights to the pay and reward financial indicators policies throughout CCEP, which helped inform the LTIP Target award of Subject to EPS and ROIC review of the remuneration policy and its SEE PAGE 105 250% of salary performance each with an implementation for 2020. equal weighting (42.5%). Final 15% of award subject to reduction in Implementation of remuneration policy in 2020 CO2e emissions Additional two year Our strategic priorities remain unchanged as we holding period to apply continue to focus on delivering low single digit revenue following three year growth and mid single digit operating profit growth. performance period The current remuneration framework continues to support this strategy and therefore the remuneration policy will be operated in 2020 on a very similar basis Looking ahead as it was during 2019. We intend for our new remuneration policy to remain As discussed with shareholders during the recent in place for the next three years. However, we will consultation process, a key focus of CCEP’s long-term continue to engage with shareholders to ensure we are strategy is focused around operating the business in implementing the policy in a way which is aligned with a sustainable manner. The Remuneration Committee both good governance and commercial best practice. considers that this should be reflected in the Company’s Our remuneration policy and outcomes reflect a strong LTIP to further align the remuneration framework with emphasis on performance related pay, aligned to the business strategy. Therefore, for awards made in shareholder interests and our strategic aims. I hope 2020, a sustainability measure will be included with a we continue to receive your support in respect of our 15% weighting. revised policy and ARR at our forthcoming AGM. Taking into account feedback from shareholders and management, the Remuneration Committee determined Christine Cross that the sustainability measure should be focused around Chairman of the Remuneration Committee the reduction of greenhouse gas emissions (CO2e) across 16 March 2020 our entire value chain. This is a measure that incorporates a number of other key sustainability objectives and is one that all LTIP participants can truly influence. SEE PAGE 42 FOR FURTHER DETAILS IN RESPECT OF THE LINK BETWEEN CHANGES IN OUR PACKAGING AND REDUCTION IN CO2E 88 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 89

Remuneration policy Our first remuneration policy was approved by shareholders at the AGM on 22 June 2017. As required under Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), shareholders will be asked to approve a new remuneration policy at our AGM in May 2020. It is intended that the new remuneration policy will apply for the next three years with effect from the date of the AGM. The full remuneration policy that shareholders will be asked to approve is set out on pages 89-96. During 2019, the Remuneration Committee reviewed the remuneration policy to ensure that it continues to: • Be aligned with our key principles of remuneration • Incentivise the delivery of the business strategy and value to shareholders • Remain compliant with all legislative requirements and aligned with best practice • Be able to be cascaded through the organisation and applicable to the wider workforce The Remuneration Committee consulted with our largest shareholders and their representative bodies on the remuneration policy and took this feedback into account when finalising the new remuneration policy. Based on this review, the Remuneration Committee determined that the current remuneration framework continues to meet the objectives set out above and so no significant changes to the remuneration policy have been made. However, three minor changes have been made to further align the remuneration policy with best practice. A summary of these is set out in the table below. Remuneration element Change to remuneration policy Rationale for the change LTIP holding period Include a two year post-vesting holding period for Shares Further aligns the Executive Director’s interests with acquired (post-tax) in respect of vested LTIP awards for the those of shareholders Executive Directors A two year holding period was included in the CEO’s 2019 LTIP award. This change therefore formally incorporates current practice into the remuneration policy Use of discretion More detailed provisions for the Remuneration Committee Further alignment with 2018 UKCGC to use discretion to adjust the formulaic outcome of incentive pay outs to ensure they remain aligned with underlying The Remuneration Committee already applies this business performance principle in practice and has used downwards discretion in respect of the annual bonus pay out in both 2018 and 2017 Scenario analysis An additional scenario shows the potential value of maximum Compliance with updated legislation LTIP awards with a 50% increase in the share price In reaching its decisions on the new remuneration policy, the Remuneration Committee addressed the following principles, as recommended in the revised 2018 UKCGC. Clarity Our remuneration policy is designed to allow our remuneration arrangements to be structured such that they clearly support, in a sustainable way, our financial objectives and strategic priorities. The Remuneration Committee remains committed to reporting on our remuneration practices in a transparent, balanced and understandable way. Simplicity The Remuneration Committee recognises the importance of simplicity. This is embedded in the new remuneration policy through its three main elements: • Fixed: comprising base salary, benefits (e.g. private medical insurance) and a pension which is aligned to that offered to the local workforce • Short-term: an annual performance related bonus that incentivises and rewards the delivery of a balanced selection of financial and non-financial targets over the financial year • LTIP: incentivises performance over a three year period, promoting long-term sustainable value creation. It is delivered in Shares which are subject to a two year post-vesting holding period 88 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 89

Strategic Report Governance and Directors’ Report Financial Statements Other Information Remuneration policy continued Risk The Remuneration Committee ensures that our remuneration arrangements remain aligned with the business’ risk appetite, policies and systems, as well as its strategy. Awards under the variable incentive plans are subject to a wide range of malus and clawback provisions, while the introduction of a two year post-vesting holding period for LTIP awards strengthens the alignment of Executive Director pay with shareholders’ interests. The CEO is required to build up a shareholding of 300% of salary in Shares which must be retained for one year post-employment. This provides further alignment with long-term shareholder interests. The Remuneration Committee has discretion to adjust the formulaic outcome of incentive arrangements, taking into account all relevant factors, to further mitigate the risk of incentives vesting in inappropriate circumstances. Predictability The scenario charts on page 92 show the possible reward outcomes in a variety of performance scenarios. These charts include a scenario whereby the Company’s share price increases by 50% over the three year LTIP performance period. Proportionality Over 75% of an Executive Director’s package is performance based, with measures and targets designed to be appropriately stretching, providing a clear link to the delivery of short- and long-term shareholder value. The measures are intended to be balanced to ensure that the relevant aspects of an Executive Director’s performance is covered. The use of discretion ensures that performance outcomes can be considered in the context of underlying performance. Alignment to culture CCEP has an entrepreneurial culture that drives it to move quickly, have a passion for growth and a commitment to our customers. Acting with integrity and accountability underpins this. The new remuneration policy is designed to be aligned with this culture, with balanced and stretching short- and long-term performance measures and targets, complemented by malus and clawback and discretionary overrides. In combination, these will enable the Remuneration Committee to ensure that executive remuneration is appropriate from a cultural perspective. The Remuneration Committee considered a number of wider workforce themes as part of its review, including workforce demographics, engagement levels and diversity. We encourage our employees to participate in all employee share schemes. In 2019, we introduced a new GB Employee Share Plan and Share Shop Plan and in 2020, we intend to implement an all employee share purchase plan across the whole of CCEP, strengthening our commitment to create an ownership mind set among the workforce. The following sections set out our new remuneration policy. The remuneration policy will be disclosed on the Company’s website (www.cocacolaep.com/about-us/governance/ shareholder-meetings) following the 2020 AGM. Policy table for Executive Directors The table below summarises each element of the remuneration policy for Executive Directors and any other individual who is required to be treated as an Executive Director under the applicable regulations, with further details set out after the table. Currently, the CEO is the only Executive Director. Base salary No material change to previous policy Purpose and link to • Core element of remuneration used to provide competitive level of fixed salary for Executive Directors of the strategy calibre required for the long-term success of the business Operation • Paid in cash and pensionable • Typically reviewed annually • In reviewing salaries, consideration is given to a number of internal and external factors including business and individual performance, role, responsibilities, scope, market positioning, rate relative to other internal pay bands to ensure succession pay headroom, inflation and colleague pay increases Opportunity • While there is no prescribed formulaic maximum, annual increases will normally take into account the overall business performance and the level of increase awarded to the general relevant workforce • Where the Remuneration Committee considers it necessary and appropriate, larger increases may be awarded in individual circumstances, such as a change in scope or responsibility or where a new Executive Director is appointed at a lower than market rate and the salary is realigned over time as the individual gains experience in the role. Salary adjustments may also reflect wider market conditions, for example in the geography in which the individual operates Performance conditions • None, although individual performance will be taken into account when determining the appropriateness of base salary increases, if any 90 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 91

Benefits No material change to previous policy Purpose and link to • Competitive and market aligned benefits for Executive Directors of the calibre required strategy Operation • A range of benefits may be provided, including, but not limited to, the provision of a company car or car allowance, the use of a driver, financial planning and tax advice, private medical insurance, medical check ups, personal life and accident assurance and long-term disability insurance. Other benefits may be provided if considered appropriate to remain in line with market practice • Expenses incurred in the performance of executive duties (including occasional expenses associated with spouse accompanying the Executive Director on business travel or functions as required) for CCEP may be reimbursed or paid for directly by CCEP, as appropriate, including any tax due on the benefits • CCEP may also meet certain mobility costs, such as relocation support, housing and education allowances and tax equalisation payments • Executive Directors are eligible to participate in all employee share plans on the same basis and with the same vesting period as other employees Opportunity • The value of benefits provided will be reasonable in the context of relevant market practice for comparable roles and taking into account any individual circumstances (e.g. relocation). It is not possible to state a maximum for all benefits as some will depend on individual circumstances (e.g. private medical insurance) and some may depend on family circumstances (e.g. relocation/housing/schooling allowances) • The Remuneration Committee keeps the level of benefit provision under review • Participation in all employee share plans on the same basis as other employees up to the statutory limits Performance conditions • None Pension No material change to previous policy Purpose and link to • Provides an income for Executive Directors following their retirement in arrangements consistent with those strategy offered to other employees in the relevant location Operation • Executive Directors can participate in the same plan as other local employees and on the same basis. CCEP reserves the right to amend a pension arrangement for Executive Directors over the life of this remuneration policy to reflect changes to the broader employee arrangements Opportunity • The current CEO can participate in the UK Defined Contribution pension plan or can opt out and receive a partial cash alternative on the same basis as other employees in GB • The current maximum annual employer contribution, inclusive of employer social security costs, is £30,000 Performance conditions • None Annual bonus No material change to previous policy Purpose and link to • To incentivise the delivery of the business plan on an annual basis, and reward performance against key indicators strategy which are critical to the delivery of the strategy Operation • Performance is measured over one year, with the bonus normally payable in cash after year end • The bonus is based on a combination of a Business Performance Factor and an Individual Performance Factor • The Remuneration Committee may exercise its discretion to adjust the formulaic outcome of the bonus up or down (subject to the maximum bonus opportunity set out below) taking into account all relevant factors, including but not limited to: underlying business performance, individual performance and wider business circumstances • The Remuneration Committee has the ability to apply both malus and clawback provisions to bonuses Opportunity • Target bonus is 150% of base salary • The bonus is calculated by multiplying the target bonus by a Business Performance Factor (with a range of 0-200%) and an Individual Performance Factor (with a range of 0-120%) • The maximum bonus opportunity is 360% of salary • 25% of the target Business Performance Factor (37.5% of salary) is payable for threshold business performance. The threshold for the Individual Performance Factor is 0% of maximum Performance conditions • Business and individual performance measures, weightings and targets are set annually to align with the strategic plan, with the majority of the annual bonus being based on financial performance measures • The Remuneration Committee ensures that targets are appropriately stretching in the context of the strategic plan and that there is an appropriate balance between incentivising Executive Directors (i) to meet financial targets for the year and (ii) to deliver specific non-financial goals. This balance allows the Remuneration Committee to reward performance effectively against the key elements of the strategy • Each year, the annual performance targets set in the prior year are published in the ARR (unless considered commercially sensitive) • The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate 90 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 91

Strategic Report Governance and Directors’ Report Financial Statements Other Information Remuneration policy continued LTIP Changes to policy as set out on page 89 Purpose and link to • Recognises and rewards delivery of Group performance over the longer term and delivered in Shares to provide strategy alignment with shareholder interests Operation • Awards of conditional Shares (or equivalent) with vesting dependent on performance measured over at least three financial years • Shares acquired on vesting of an award (post-tax) are subject to an additional two year holding period following the vesting date • Dividends (or equivalents) may accrue during the vesting period on Shares that vest and be paid in cash or Shares at vesting. The Group’s current practice is to pay in cash • The Remuneration Committee has the ability to apply both malus and clawback provisions to awards • The Remuneration Committee may exercise its discretion to adjust the formulaic vesting outcome up or down (subject to the maximum LTIP opportunity set out below) taking into account all relevant factors, including but not limited to: underlying business performance, individual performance and wider business circumstances Opportunity • The maximum annual award is 500% of salary • For threshold levels of performance, 12.5% of the maximum award vests Performance details • The Remuneration Committee will align the performance measures under the LTIP with the long-term strategy of the Group with measures focused on delivering sustainable value creation • Prior to each grant, the Remuneration Committee will select performance measures and weightings and determine targets. Performance measures may be financial, non-financial, share price based, strategic, or determined on any other basis that the Remuneration Committee considers appropriate reflecting strategic priorities • Targets are intended to be set at appropriately stretching levels of performance in the context of the strategic plan. Currently, the financial performance measures used are EPS(A) and ROIC(A). For awards made in 2020 a sustainability metric has also been included. The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate, although it would only do so following consultation with major shareholders (A) For definitions, please refer to the glossary of terms. Illustration of the application of the remuneration policy The Remuneration Committee considers the level of remuneration that may be received under different performance outcomes to ensure that this is appropriate in the context of the performance delivered and the value added for shareholders. £15m £14.42m £12m £11.47m 62% £9m 51% £6.05m £6m 49% 37% £3m 29% £1.34m 29% 100% 22% 12% 9% £0m Below threshold Target Maximum Max (including 50% share price appreciation) �i�e� pay �onus ��I� The chart above provides illustrative values of the remuneration package for the CEO in 2020 under four assumed performance scenarios. Assumed performance Assumptions Fixed pay All scenarios Fixed pay consists of : • Base salary of £1,178,787 effective from 1 April 2020 • Pension allowance of £26,000 • Benefits – assumed £127,000, which is the value received in 2019 Variable pay Below threshold • No pay out under the annual bonus plan • No vesting under the LTIP • No share price growth assumed Target performance • Target annual bonus, representing 150% of base salary • Target LTIP (A) award, representing 250% of base salary • No share price growth assumed Maximum performance • Maximum annual bonus, representing 360% of base salary • Maximum LTIP(A) award, representing 500% of base salary • No share price growth assumed Maximum performance including • As above for maximum performance but includes share price appreciation 50% share price growth in respect of the LTIP(A) of 50% during the performance period (A) LTIP awards may accrue dividend equivalents but the potential value of these has not been included in the analysis above. 92 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 93

Share ownership guidelines The CEO is required to hold 300% of his base salary in Company Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (post-tax) must be retained. The guideline continues to apply for one year following termination of employment. Malus and clawback The Remuneration Committee has the ability to operate malus and clawback under the annual bonus and LTIP plans. This provides the Remuneration Committee with the ability to restrict or reclaim payments to Executive Directors in circumstances where it would be appropriate to do so. The circumstances in which the malus and clawback provisions may be invoked are: Actions/conduct of • Dismissal for cause (as defined in the rules of the LTIP) individual • Misbehaviour • Conduct resulting in significant loss • Failure to meet appropriate standards of fitness and propriety • Behaviour which significantly contributes to reputational damage for CCEP Risk • Material failure of risk management Financial accounts • Material misstatement in the audited consolidated accounts • Error in the determination of the vesting of an award (subject to clawback only) Regulatory requirement • Any recovery requirement in line with applicable regulations In such circumstances, where the Remuneration Committee considers it appropriate it may apply the provisions set out below: Annual bonus • Malus may be applied during the performance period to reduce (including to nil) the annual bonus pay out • Clawback may be applied for up to two years post-payment of the bonus, to recover some (or all) of any amount paid out LTIPs • Malus may be applied before the vesting of an award to reduce (including to nil) the level of vesting of the award. • Clawback may be applied for up to two years post-vesting of the award, to recover an amount in cash or Shares relating to the value of any award already delivered. Alternatively, an existing award may be reduced by the same amount External appointments Executive Directors are permitted to hold one external appointment with the prior consent of the Board. Any fees may be retained by the individual. At the time that this policy will come into operation the current CEO is not expected to have such external appointments. Consideration of wider employee pay and conditions The Remuneration Committee receives an annual report in respect of wider workforce remuneration, covering topics such as workforce demographics, engagement, pay and reward policies, culture and behaviours initiatives, and diversity initiatives. This information was considered when the remuneration policy was reviewed. It is also considered when the Remuneration Committee decides how it should implement the policy each year. The Remuneration Committee considers, in particular, the budgeted salary increases for the broader relevant employee population when determining how to implement the remuneration policy for Executive Directors in any year. It is expected that future salary increases for Executive Directors will be no more than the general all employee increase in the country which they are based, except in exceptional circumstances, such as where a recently appointed Executive Director’s salary is increased to reflect his or her growth in the role over time or where significant additional responsibilities are added to the role. The annual bonus metrics and related targets for Executive Directors are aligned with those of senior management and are cascaded through the organisation, adjusted in some cases for local market context. The performance metrics for LTIP awards are normally the same for all participants. Executive Directors may participate in all employee share plans on the same basis as other employees. The Remuneration Committee does not consult directly with employees as part of the process of setting the policy. 92 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 93

Strategic Report Governance and Directors’ Report Financial Statements Other Information Remuneration policy continued Scope of remuneration policy The Remuneration Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the remuneration policy set out above when the terms of the payments were agreed: 1. before the AGM on 22 June 2017 (the date our first shareholder approved Directors’ remuneration policy came into effect); 2. before the remuneration policy set out above comes into effect, provided that the terms of the payment were consistent with the shareholder approved remuneration policy in force at the time they were agreed; or 3. at a time when the relevant individual was not a Director of CCEP (or other person to whom this remuneration policy applies) and, in the opinion of the Remuneration Committee, the payment was not in consideration for the individual becoming a Director (or other such person) of the Company. For these purposes ‘payments’ includes the Remuneration Committee satisfying awards of variable remuneration. Awards under the LTIP are subject to the plan rules under which the awards were granted. The Remuneration Committee may adjust or amend awards in accordance with the provisions of the plan rules. In the event of any variation of the Company’s share capital, demerger, delisting, or other event which may affect the value of awards, the Remuneration Committee may adjust or amend the terms of awards in accordance with the rules of the plan. The Remuneration Committee may also make minor amendments to the remuneration policy set out in this report without obtaining shareholder approval if they are required for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation. Recruitment policy The following table sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director and the approach to be adopted by the Remuneration Committee in respect of each component. Element Policy and operation Policy application • The Remuneration Committee’s approach when considering the overall remuneration arrangements on the recruitment of an Executive Director from an external party is to take account of the Executive Director’s remuneration package in their prior role, the market positioning of the remuneration package, and not to pay more than necessary to facilitate the recruitment of the individual • Where an Executive Director is appointed from within the business, in addition to considering the matters detailed above for external candidates, our normal policy is that any legacy arrangements would be honoured in line with the original terms and conditions • With the potential for internal succession planning in mind CCEP will strive for alignment, where appropriate, between the approach taken at the Executive Director level and at other senior levels, ensuring that an appropriate pay progression is in place, thus facilitating talent development and succession planning Fixed elements • Salary levels drive other elements of the package and would therefore be set at a level which is competitive, but no more than necessary • The Executive Director would be eligible to participate in any benefit and/or pension arrangements which were operated for Executive Directors at the time, in accordance with the terms and conditions of such arrangements. These will align with the arrangements provided for the wider workforce • The Company may meet certain mobility costs as required, including, for example, relocation support, expatriate allowances, temporary living and transportation expenses in line with the prevailing mobility policy and practice for senior executives Annual bonus • The individual will be eligible to participate in the annual bonus plan, in accordance with the rules and terms of the plan in operation at the time • The maximum level of opportunity will be no greater than that set out in the Policy Table above (i.e. 360% of base salary) Long-term incentives • The individual will be eligible to participate in the LTIP, in accordance with the rules and terms of the plan in operation at the time. The maximum level of opportunity will be no greater than that set out in the Policy Table above (i.e. 500% of base salary) Buy out awards • The Remuneration Committee will consider what buy out awards (if any) are necessary to facilitate the recruitment of a new Executive Director. This includes an assessment of the awards forfeited on leaving their current employer • In determining the quantum and structure of these commitments, the Remuneration Committee will seek to provide no more than the equivalent value and replicate, as far as practicable, the form, timing and performance requirements of the awards forfeited • Buy out share awards, if used, will be granted using the Company’s existing LTIP to the extent possible, although awards may also be granted outside this plan if necessary and as permitted under the Listing Rules • In the case of an internal hire, any outstanding awards made in relation to the previous role will be allowed to pay out according to their original terms • If promotion is part way through the year, an additional top-up award may be made to bring the Executive Director’s opportunity to a level that is appropriate in the circumstances 94 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 95

Service contracts and loss of office arrangements The Remuneration Committee’s policy on service contracts and termination arrangements for Executive Directors is set out below. On principle, it is the Remuneration Committee’s policy that there should be no element of reward for failure. The Remuneration Committee’s approach when considering payments in the event of a loss of office is to take account of the individual circumstances including the reason for the loss of office, Group and individual performance, contractual obligations of both parties as well as statutory requirements, share and pension plan rules. The key employment terms and conditions of the current Executive Directors, as stipulated in their service contracts, are set out below: Overall Policy and operation Notice period • The service contract for Executive Directors provides for a notice period of 12 months from the Company and 12 months from the individual • New Executive Directors will be appointed on service contracts that have a notice period of not more than 12 months for both the Group and the individual • The Remuneration Committee considers this policy provides an appropriate balance between the need to retain the services of key individuals for the benefit of the business and the need to limit the potential liabilities of the Group in the event of termination Contractual payments • The standard Executive Director service contract does not confer any right to additional payments in the event of termination though it does reserve the right for the Group to impose garden leave on the Executive Director during any notice period. In the event of redundancy, benefits would be paid according to the Company’s GB redundancy policy prevailing at that time Annual bonus • Executive Directors may be eligible for a pro rata bonus for the period served, subject to performance • No bonus will be paid in the event of gross misconduct Long-term incentives • The treatment of unvested long-term incentive awards is governed by the rules of the plan • Guidelines for normal treatment under the LTIP −−Resignation or termination for cause: the award is forfeited −−Death or disability: the award will normally vest in full −−Redundancy or other involuntary termination: the award will normally vest on the original vesting date, pro-rated for time served, and subject to performance conditions −−Good leaver: the Remuneration Committee may determine that a participant who ceases employment for any other reason (e.g. retirement, departure by mutual agreement) be treated as a ‘good leaver’ in which case the award will normally vest on the original vesting date, pro-rated for time served and subject to performance conditions −−Change of control: the award normally vests pro-rated for time served and subject to performance conditions. Alternatively, the award may be exchanged for awards in the acquiring company −−Vested LTIP awards still subject to a holding period will normally be released from the holding period in line with the usual timescales • Participants in the LTIP who leave the Group to join TCCC or a franchise company of TCCC may receive a cash payment in respect of their awards under the LTIP, which will lapse. The cash payment will normally be equal to the value of the Shares they would have received, paid at the time they would have received them The cost of legal fees spent on reviewing a settlement agreement on departure may be provided where appropriate. The Company also reserves the right to pay for outplacement services as appropriate. 94 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 95

Strategic Report Governance and Directors’ Report Financial Statements Other Information Remuneration policy continued Policy table for NEDs The table below summarises the remuneration policy for NEDs. Purpose and link to • To attract and retain high calibre individuals by offering market competitive fee arrangements strategy Operation • NEDs and the Chairman receive a basic fee in respect of their Board duties • Further fees may be paid for specific committees or other Board duties • Fees are set at a level which is considered appropriate to attract and retain the calibre of individual required by the Company. Fees will be reviewed and may be increased periodically • Annual fees are set in UK sterling and may be received in alternative currencies at the election of the NED, using the applicable spot rate • The Chairman and NEDs are not eligible for incentive awards or pensions • Expenses incurred in the performance of non-executive duties (including occasional expenses associated with spouse accompanying the Chairman or NED on business travel or functions as required) for the Company may be reimbursed or paid for directly by CCEP, as appropriate, including any tax due on the benefits • Additional small benefits may be provided Opportunity • The Articles provide that the total aggregate remuneration paid to the Non-executive Chairman and the NEDs will be within the limits set by shareholders The NEDs, including the Chairman of the Board, do not have service contracts, but have letters of appointment. NEDs and the Chairman of the Board are not entitled to compensation on leaving the Board. THE ELECTION AND RE-ELECTION OF DIRECTORS IN ACCORDANCE WITH THE SHAREHOLDERS’ AGREEMENT AND ARTICLES OF ASSOCIATION IS DESCRIBED ON PAGE 75 OF THE CORPORATE GOVERNANCE REPORT Consideration of shareholder views The Remuneration Committee recognises the importance of building and maintaining a good relationship with shareholders. The Remuneration Committee engaged with the Company’s largest shareholders and their representative bodies in September and October 2019 in respect of the proposed changes to the remuneration policy. Shareholders provided helpful feedback, which was taken into account in developing the final policy. However, no major concerns were raised with either the current policy or the proposed changes. In future, the Remuneration Committee will continue to monitor shareholder views when evaluating and setting ongoing remuneration strategy, and will consult with shareholders prior to any significant changes to our remuneration policy. 96 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 97

Remuneration at a glance Overview of 2019 remuneration performance CCEP share price Peormance vs annual KPIs Peormance vs long-term KPIs US$ 13.2% Bonus pay out = 44% of maximum ● 2017 ● 2018 ● 2019 GROWTH (including IPF of 1.07x) 2.53 9.9% 10.3% 60 Maximum 2.30 2.12 9% 55 1.11x 50 Target 0.91x 0.96x 45 Threshold 40 1 Jan 2019 31 Dec 2019 Operating Revenue Operating free EPS ROIC profit cash flow 2019 CEO single figure CEO shareholding As at 2019 31/12/2019 283% of salary* Total value £1.30m £1.81m £6.89m £10.0m Target 300% of salary   Fixed pay    Annual bonus   LTIP    Current shareholding (% salary)    Shareholding requirement by 31/12/2021 * Once 2017 LTIP award vests in March 2020, CEO shareholding will be significantly in excess of 300% requirement.   READ MORE IN THE ANNUAL REPORT ON REMUNERATION FROM PAGE 98 Overview of 2020 CEO remuneration framework Fixed pay Annual bonus LTIP Base salary Effective from 15% 1 April 2020 £1.18m 20% 360% 500% 42.5% 50% 30% 42.5% Benefits • Car allowance 150% 250% • Private medical • School fees • Financial planning 0x–1.2x Individual multiplier Pension   Operating profit  Target   ROIC  Target Cash in lieu   Revenue  Maximum   EPS  Maximum £30k   Operating free cash flow   Reduction in CO e 2   READ MORE IN THE ANNUAL REPORT ON REMUNERATION FROM PAGE 98 ALL REFERENCES TO REVENUE, OPERATING PROFIT, OPERATING FREE CASH FLOW, EPS AND ROIC TARGETS AND ACTUALS REFER TO THOSE MEASURES THAT ARE DEFINED WITHIN THE ARR. 96 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 97

Strategic Report Governance and Directors’ Report Financial Statements Other Information Annual report on remuneration Remuneration outcomes for 2019 The following pages set out details of the remuneration received by Directors for the financial year ending 31 December 2019. Prior year figures have also been shown. Audited sections of the report have been identified. The Directors’ remuneration in 2019 was awarded in line with the remuneration policy which was approved by shareholders at the AGM in June 2017. The remuneration policy operated as intended in 2019. Single figure table for Executive Directors (audited) Long-term Total Salary Taxable benefits Annual bonus incentives Pension remuneration Individual Year (£000) (£000) (£000) (£000) (£000) (£000) Damian 2019 1,151 127 1,806 6,894 (B) 26 10,004 (C) Gammell 2018 1,121 128 (A) 2,546 0 26 3,821 (A) Number re-stated from £121,000 as reported in last year’s single figure table to correct tax gross up figure in respect of school fee benefit provided. (B) Estimated value based on three month average share price and exchange rate to 31 December 2019. Number will be restated in next year’s single figure table to show the final value on the vesting date of 27 March 2020. Value includes estimated value of Shares and estimated £439,000 cash payment in respect of dividend equivalents to be paid on the vested Shares. (C) Over two thirds of this figure is from the value of long-term incentives. Notes to the single figure table for Executive Directors (audited) Base salary Damian Gammell received a base salary increase of 2.6% from £1,128,600 to £1,157,944 effective from 1 April 2019. This increase was in line with the average increase provided to the wider UK workforce. Taxable benefits During the year, Damian Gammell received the following main benefits: car allowance (£14,000), financial planning allowance (£10,000), schooling allowance (£75,000) and family private medical coverage (£7,000). Pension The pension provisions that apply to Damian Gammell are aligned to all other UK employees. Damian Gammell elected to receive a cash allowance in lieu of participation in the pension scheme. This equates to a payment of £30,000 from CCEP inclusive of employer National Insurance contributions (i.e. the actual benefit received by Damian is less than £30,000 per year). Annual bonus Overview of CCEP’s annual bonus design The 2019 CCEP annual bonus plan was designed to incentivise the delivery of the business strategy and comprised the following elements: Business Performance Factor (BPF) – provides alignment with our core objectives to deliver strong financial performance against our main financial performance indicators of: • Operating profit (50%) • Revenue (30%) • Operating free cash flow (20%) REFER TO PAGE 99 FOR DEFINITIONS Individual Performance Factor (IPF) – individual objectives were also set for Damian Gammell focused on a number of areas which are aligned to key longer-term strategic objectives of the business. These included: • Increase and diversify the revenue and profit pools for CCEP • Deliver great service internally and externally for our employees and customers • Improve the competitiveness of CCEP • Enhance and protect CCEP and its industry licence to operate with our stakeholders • Improve the engagement, diversity and capability of our workforce 98 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 99

In line with the remuneration policy, Damian Gammell had a target bonus opportunity of 150% of salary. Actual payments range from zero to a maximum of 360% of salary depending on the extent to which business and individual performance measures were achieved. Target bonus BPF IPF Final bonus outcome (150% of base salary) (0x to 2.0x) (0x to 1.2x) (0% salary to 360% salary) 2019 annual bonus outcome – BPF Performance in 2019 has been solid, with performance for all three financial measures being delivered around target levels, resulting in an overall BPF of 0.98x. Performance targets(A) Performance outcome Threshold (0.25x Target (1.0x Maximum (2.0x Multiplier Measures Weighting multiplier) multiplier) multiplier) Actual outcome(B) achieved Operating profit(C) 50% €1,528m €1,728m €1,888m €1,705m 0.91x Revenue(D) 30% €11,693m €12,167m €12,546m €12,208m 1.11x Operating free cash flow(E) 20% €1,390m €1,572m €1,718m €1,559m 0.96x Total 100% 0.98x (A) All targets set on a constant currency basis at budgeted foreign exchange rates. (B) Actual outcome is provided only to assess performance against performance targets for the purpose of calculating the BPF relating to the annual bonus. (C) Comparable operating profit is as defined on page 33, at 2019 budgeted foreign exchange rates. (D) Revenue is as defined on page 33, at 2019 budgeted foreign exchange rates. (E) This measure is defined as comparable operating profit as set out on page 33 before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, at 2019 budgeted foreign exchange rates. 2019 annual bonus outcome – IPF To determine an appropriate IPF, the Chairman of the Board assesses Damian Gammell’s performance against the individual performance objectives that were set at the start of the year. The outcome is then discussed with and recommended by the Committee for final approval by the Board. Damian once again led the business well during 2019 within a very challenging external environment. He delivered strongly against his individual objectives, outlined below, and the Board determined that his IPF should be set at 1.07x for the year. Further details of some of the specific objectives achieved are included in the table below: Objective Achievements Increase and diversify the revenue and • Increased value share in sparkling profit pools for CCEP • Increased revenue delivered from non-traditional sparkling • Growth in AfH revenues and new segments • Completed number of projects to support future revenue and profit growth Deliver great service internally and • Achieved top five ranking in customer advantage survey in majority of countries externally for our employees and • Successful roll out of digital platform and portal for customers customers • Implemented new commercial segmentation to improve customer service Improve the competitiveness of CCEP • Fully executed the competitiveness programme agreed by the Board • Achieved over €100m of productivity Enhance and protect CCEP and its • Continued development of sustainability agenda – This is Forward 2.0 licence to operate with stakeholders • Executed plan to increase European shareholder base • Strong collaboration with TCCC on a wide range of strategic projects Improve the happiness, diversity and • Health and safety records improved across all CCEP BUs capability of our workforce • Significant increase of females at manager level • Developed new inclusion and diversity policy, philosophy and principles framework as well as an inclusion and diversity centre of expertise 2019 annual bonus outcome – calculation Based on the level of performance achieved as set out above, this resulted in a bonus payment to Damian Gammell of £1.806 million: Target bonus BPF IPF Final bonus outcome (150% of base salary) (0.98x) (1.07x) (157% of salary) 98 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 99

Strategic Report Governance and Directors’ Report Financial Statements Other Information Annual report on remuneration continued Long-term incentives Awards vesting for performance in respect of 2019 Damian Gammell was granted a conditional award under the CCEP Long-Term Incentive Plan on 27 March 2017. This award was subject to EPS and ROIC performance targets measured over the three year performance period from 1 January 2017 to 31 December 2019. An overview of the extent to which the performance targets were achieved is set out in the table below: Performance targets Actual Threshold Target Maximum performance Measure Weighting (25% vesting) (100% vesting) (200% vesting) outcome FInal vesting level EPS(A) 50% 4.0% p.a. 8.7% p.a. 12.0% p.a. 9.0% p.a. 1.11x ROIC(B) 50% 8.8% 10.4% 11.5% 10.7% 1.26x Total vesting level 1.18x As the award does not vest until 27 March 2020, the final value of the award has been estimated based on the average share price over the three month period from 1 October 2019 to 31 December 2019 of £40.91. This would result in a final pay out of around £6.89 million including the value of the cash payment to be received in respect of dividend equivalents accrued during the performance period. As outlined in the Chairman’s letter, over £1.8 million of this value is as a result of the significant increase in share price over the three year performance period, which has delivered over £2.3 billion of value to shareholders over this time. The actual value on the vesting date will be reported in next year’s ARR. Awards granted in 2019 A conditional award was made under the CCEP Long-Term Incentive Plan to Damian Gammell on 1 March 2019, with a target value of 250% of salary. Further details are set out below: Maximum number Closing Share of Shares price at date Performance Normal Individual Date of award under award of award Face value period vesting date Damian Gammell 01/03/2019 156,008 $47.65 $7,433,781 1 Jan 2019 - 01/03/2022 31 Dec 2021 The vesting of awards is subject to the achievement of the following performance targets: Vesting level(C) Measure Definition Weighting 25% 50% 100% EPS(A) Compound annual growth over the three year 50% 5.7% p.a. 11.0% p.a. 15.5% p.a. period 2019–2021 ROIC(B) ROIC achieved in the final year of the 50% 10.9% 12.4% 13.9% performance period (2021) (A) Comparable and on a tax and currency neutral basis. Targets include the impact of share buybacks to provide greater alignment with external expectations. The targets have been set based on current assumptions in respect of share buybacks over the performance period. The final performance targets will be adjusted to reflect the actual value of share buybacks made during the performance period to neutralise any variances and will be fully disclosed at the time of vesting. (B) ROIC calculated as comparable operating profit after tax, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. For the purpose of these awards, invested capital excludes the effect of the Group’s adoption of IFRS 16 on 1 January 2019. (C) Straight-line vesting between each vesting level (shown). Any award vesting will be subject to a two year holding period. 100 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 101

Historical TSR performance and Chief Executive remuneration outcomes The chart below compares the Total Shareholder Return (TSR) performance of CCEP from Admission up until 31 December 2019 with the TSR of both the Euronext 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as CCEP. 30-day average data: against S&P 500 & Euronext 100 CCEP S&P 500 Euronext 100 200 150 100 50 May 2016 December 2016 December 2017 December 2018 December 2019 The following table summarises the historical CEO’s single figure of total remuneration and annual bonus pay out as a percentage of the maximum opportunity over this period: 2016(A) 2016(A) 2017 2018 2019 John Brock Damian Gammell Damian Gammell Damian Gammell Damian Gammell CEO single figure of remuneration (‘000) $3,890 £27 £3,716 £3,821 £10,004 Annual bonus pay out (as a % of maximum 31.23% 40.6% 60.7% 63.1% 43.7% opportunity) LTI vesting (as a % of maximum opportunity) N/A N/A N/A N/A 59.0% (A) The figures for 2016 are in respect of the period for which each individual served as CEO during the year. John Brock served as CEO from 29 May to 28 December 2016. Damian Gammell served as CEO from 29 December to 31 December 2016. Percentage change in CEO remuneration The table below shows the percentage change in CEO remuneration from 2018 to 2019 compared to the average percentage change in remuneration for all GB employees. The UK population was considered to be the most appropriate as it most closely reflects the reward environment of the CEO. CEO Other employees Base salary 2.6% 2.6% Taxable benefits (0.8)% 2.2% Annual bonus (29.1)% (30.0)% Relative importance of spend on pay The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2018 and 2019, along with the percentage change of each. 2019 2018 % change Total employee expenditure €1,771m €1,768m 0.2% Dividends €574m €513m 11.9% Share buybacks €1,005m €502m 100.2% 100 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 101

Strategic Report Governance and Directors’ Report Financial Statements Other Information Annual report on remuneration continued CEO pay ratio The table below shows the ratio of the CEO’s single figure of remuneration for 2019 to the 25th percentile, median and 75th percentile total remuneration of full time equivalent GB employees. The ratio is heavily influenced by the fact that the CEO participates in the LTIP. If the LTIP is excluded from the calculation then the median ratio would be 67:1. Year Method 25th percentile ratio(A) Median ratio(B) 75th percentile ratio(C) 2019 Option B 320:1 215:1 142:1 (A) The individual used in this calculation received total pay and benefits of £31,300 (of which £28,800 was salary). (B) The individual used in this calculation received total pay and benefits of £46,500 (of which £34,400 was salary). (C) The individual used in this calculation received total pay and benefits of £70,600 (of which £53,200 was salary). The Committee has chosen Option B (hourly gender pay gap information as at 5 April 2019) to determine the ratios, as that data was already available and provides a clear methodology to calculate full time equivalent earnings. No component of pay and benefits has been omitted for the purposes of the calculations. The Committee is satisfied that the individuals whose remuneration is used in the above calculations are reasonably representative of employees at the three percentile points, having also reviewed the remuneration for individuals immediately above and below each of these points and noted that the spread of ratios was acceptable. The Committee believes the median ratio is consistent with the pay and reward policies for CCEP’s UK employees. CCEP is committed to offering an attractive package for all our employees. Salaries are set with reference to factors such as skills, experience and performance of the individual, as well as market competitiveness. All employees receive a wide range of employee benefits and a large number are eligible for an annual bonus. Our LTIP is designed to link remuneration to the delivery of long-term strategic objectives and therefore participation is typically offered to senior employees who have the ability to influence these outcomes. The 25th percentile, median and 75th percentile employees identified in the above calculation do not participate in the LTIP. As the CEO participates in the LTIP, the ratio will be influenced by vesting outcomes and will likely vary year on year. Payments to past Directors (audited) There were no payments to past Directors during the year. Payments for loss of office (audited) There were no payments for loss of office during the year. Statement of Directors’ share ownership and share interests (audited) Interests of the CEO As stated above, the CEO is required to hold 300% of his base salary in Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (post-tax) must be retained. The guideline continues to apply for one year following termination of employment. Share ownership requirements and the number of Shares held by Damian Gammell are set out in the table below. Interests in share Interests in share incentive schemes incentive schemes subject to not subject to Share ownership performance performance Interests in Share ownership as a % of salary Interests in Shares at conditions at conditions at share option requirement as a achieved at 31 December 2019 31 December 2019(A)(B) 31 December 2019(A)(C) schemes(A)(B) % of salary 31 December 2019(D) Damian Gammell 122,415 601,408 N/A 324,643 300% 283% (A) For further details of these interests, please refer to footnote (C) of the outstanding awards table below. (B) Do not count towards achievement of the share ownership guideline. (C) Count towards achievement of the share ownership guideline on an assumed net of tax basis. (D) Our share ownership policy stipulates that the Committee will translate the percentage of base salary requirement (300%) into a number of Shares, using base salary (£1.1 million), average of the high and low share price on the NYSE ($31.97), and the currency exchange rate (GBP/USD exchange rate of 1:1.25604) on 1 December 2016. This results in a share ownership requirement for Damian Gammell of 129,651 Shares. Following the vesting of the 2017 LTIP award on 27 March 2020, Damian Gammell’s interest in Shares that count towards his ownership guideline will increase to a level which will be significantly in excess of the 300% of salary guideline. 102 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 103

Details of the CEO’s share awards are set out in the table below. Number of Number of Shares Shares subject to subject to awards at Granted Vested Exercised Lapsed awards at End of Director and Form of Exercise 31 December during the during the during the during the 31 December performance Vesting grant date award price 2018 year year year year 2019 period date Damian Gammell(C) 05.11.15 PSU(A) N/A 60,300 — 60,300 N/A — — 31.12.16 30.04.19 27.03.17 PSU(B) N/A 267,400 — — N/A — 267,400 31.12.19 28.03.20 12.03.18 PSU(B) N/A 178,000 — — N/A — 178,000 31.12.20 12.03.21 01.03.19 PSU(B) N/A — 156,008 — N/A — 156,008 31.12.21 01.03.22 (A) Performance share unit (PSU) – the performance condition was satisfied at target on 31 December 2016. Award vested on 30 April 2019. (B) PSU. The number of Shares shown is the maximum number of Shares that may vest if the performance targets are met in full. (C) In addition the CEO has 324,643 vested but unexercised options with an expiry date of 5 November 2025 and an exercise price of $39.00. No options were exercised by the CEO during the year. Interests of other Directors The table below gives details of the Share interests of each NED either through direct ownership or connected persons. Interests in Shares at 31 December 2019 Sol Daurella(A) 32,551,890 Jan Bennink 27,200 José Ignacio Comenge Sánchez-Real(A) 7,787,663 Francisco Crespo Benítez — Christine Cross — Javier Ferrán — Irial Finan — Nathalie Gaveau — Álvaro Gómez-Trénor Aguilar 3,121,908 L. Phillip Humann(B) 51,717 Orrin H. Ingram II 10,000 Thomas H. Johnson 10,000 Dagmar Kollmann(C) — Alfonso Líbano Daurella(A) 6,534,845 Lord Mark Price(C) — Mario Rotllant Solá — Garry Watts 10,000 Curtis R. Welling(B) 10,000 (A) Shares held indirectly through Olive Partners. The numbers of Shares increased slightly during the year as a result of a reduction in Olive Partners’ share capital. (B) Resigned from the Board on 29 May 2019. Share interests stated are as at the date of resignation. (C) Appointed to the Board on 29 May 2019. No changes occurred to the Directors’ direct beneficial interests in shares between 31 December 2019 and 16 March 2020. Dilution levels The terms of the Company’s share plans set limits on the number of newly issued Shares that may be issued to satisfy awards. In accordance with guidance from the Investment Association, these limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans. 102 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 103

Strategic Report Governance and Directors’ Report Financial Statements Other Information Annual report on remuneration continued Single figure table for NEDs (audited) The following table sets out the total fees and taxable benefits received by the Chairman and NEDs for the year ended 31 December 2019. Prior year figures are also shown. 2019 (£’000) 2018 (£’000) Chairman/ Chairman/ Committee Taxable Committee Taxable Individual Base fee fees benefits(A) Total fees Base fee fees benefits(A) Total fees Sol Daurella 561 26 1 588 550 25 – 575 Jan Bennink 82 46 6 134 80 45 7 132 José Ignacio Comenge 82 15 5 102 80 15 7 102 Sánchez-Real Francisco Crespo Benítez 82 10 9 101 66 8 7 81 Christine Cross 82 48 4 134 80 50 8 138 Javier Ferrán 82 31 2 115 80 30 1 111 Irial Finan 82 26 8 116 80 25 7 112 Nathalie Gaveau 82 10 3 95 – – – – Álvaro Gómez-Trénor Aguilar 82 – 7 89 66 – 6 72 L. Phillip Humann(B) 33 8 3 44 80 20 11 111 Orrin H. Ingram II 82 20 10 112 80 25 8 113 Thomas H. Johnson 112 32 15 159 110 25 11 146 Dagmar Kollmann(C) 48 18 6 72 – – – – Alfonso Líbano Daurella 82 20 3 105 80 20 1 101 Lord Mark Price(C) 48 12 4 64 – – – – Mario Rotllant Solá 82 15 5 102 80 15 6 101 Garry Watts 82 51 1 134 80 50 1 131 Curtis R. Welling(B) 33 9 3 45 80 25 6 111 (A) Taxable benefits mainly relate to travel and accommodation costs in respect of attendance at Board meetings with fx rates used as at the date of the transaction. (B) Resigned from the Board on 29 May 2019. (C) Appointed to the Board on 29 May 2019. Implementation of remuneration policy for 2020 Base salary Damian Gammell will receive a 1.8% salary increase with effect from 1 April 2020. This is lower than the average increase provided to the wider UK workforce of 2.5%. 2020 salary Individual 2019 salary (effective from 1 April) % increase Damian Gammell £1,157,944 £1,178,787 1.8% Taxable benefits No significant changes to the provision of benefits are proposed for 2020. The main benefits for Damian Gammell will continue to include allowances in respect of: a car, financial planning, schooling and private healthcare. Pension No changes are proposed in respect of the pension provision for Damian Gammell. He will continue to receive a cash allowance of £30,000 (inclusive of employer National Insurance contributions) in lieu of participation in the pension scheme. 104 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 105

Annual bonus No changes have been made to the structure of the annual bonus plan for 2020 and the opportunity for Damian Gammell will remain unchanged at 150% of salary for target performance and 360% for maximum performance. Performance will continue to be assessed against financial and individual performance measures on a multiplicative basis as set out on page 99. The financial measures and relative weightings will also remain unchanged. Measure Definition Weighting Operating profit Comparable operating profit on a currency neutral basis 50% Revenue Revenue on a currency neutral basis 30% Operating free cash flow Comparable operating profit before depreciation and amortisation and adjusting for capital 20% expenditures, restructuring cash expenditures and changes in operating working capital, on a currency neutral basis In determining the IPF for Damian Gammell for 2020, he will be assessed against a number of areas of focus which are aligned to the key longer-term strategic objectives of the business, which include: Strategic intent Areas of focus include: Direct revenue growth • Value share in sparkling • NPD revenues Customer experience • Improve engagement score Continuous improvement • Deliver targeted values for competitiveness and productivity Sustainability and stakeholder equity • Deliver LRP with franchise partners • Meet commitments in respect of rPET • Execute the investor relations plan and improve diversity Culture, capability, talent, organisation and employee experience • Achieve targeted levels in respect of diversity and inclusion • Implement wellbeing initiatives across the organisation • Drive actions to improve areas of focus in engagement survey The actual financial targets are not disclosed prospectively as they are deemed commercially sensitive. We intend to disclose them in next year’s ARR. A description of individual performance including specific quantitative measures (where appropriate) will also be disclosed in next year’s ARR. Long-term incentive Damian Gammell’s long-term incentive opportunity for 2020 will be aligned with the limits set out in the remuneration policy. He will be made a target award of 250% of salary and may receive up to two times this target award if the maximum performance targets are achieved. As outlined in the Chairman’s letter, following discussions with shareholders the long-term incentive award for 2020 will include a performance measure focused on the reduction of greenhouse gas emissions (CO2e) across CCEP’s entire value chain. This performance measure will have a 15% weighing and EPS and ROIC will remain as the financial measures with a weighting of 42.5% each. Sustainability is a key element of our longer-term strategy and the Remuneration Committee is of the view that this should be reflected through management’s long-term incentive arrangements alongside the key financial drivers of our long-term performance. The targets for the CO2e metric will be set in line with our revised long-term ambitions to keep the global temperature rise to within 1.5°C. These will be verified science based targets and are still a work in progress, but will be disclosed in full in next year’s ARR. The financial targets have been set at stretching levels taking into account both our long-term plan and external forecasts. EPS targets for 2020 awards include the impact of share buybacks to provide greater alignment with external expectations. The targets have been set based on a scenario that assumes the continuation of share buybacks over the performance period. The final performance targets will be adjusted to reflect the actual value of any share buybacks made during the performance period to neutralise any variances and will be fully disclosed at the time of vesting. Following the end of the performance period, awards will be subject to an additional two year holding period. Vesting level(C) Measure Definition Weighting 25% 100% 200% EPS(A) Compound annual growth over the three 42.5% 5.0% p.a. 9.1% p.a. 12.0% p.a. year period to FY 2022 ROIC(B) ROIC achieved in the final year of the 42.5% 11.0% 12.0% 12.6% performance period (FY 2022) CO2e reduction Reduction in CO2e emssions across entire 15% To be disclosed in full in next year’s ARR CCEP value chain (A) Comparable and on a currency neutral basis. (B) ROIC calculated as comparable operating profit after tax, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the total of borrowings and equity less cash and cash equivalents. For the purpose of these awards, invested capital includes the effect of the Group’s adoption of IFRS 16 on 1 January 2019. (C) Straight-line vesting between each vesting level. 104 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 105

Strategic Report Governance and Directors’ Report Financial Statements Other Information Annual report on remuneration continued Chairman and NED fees NED fees were increased with effect from 1 April 2019 and no further changes are proposed for 2020. Role Current fees Chairman £564,250 NED basic fee £82,000 Additional fee for Senior Independent Director £30,750 Additional fee for Committee Chairman: Audit, Remuneration and Affiliated Transaction Committees £36,000 Nomination and CSR Committees £20,500 Additional fee for Committee Membership: Audit, Remuneration and Affiliated Transaction Committees £15,500 Nomination and CSR Committees £10,250 The Remuneration Committee The entire Board determines the terms of the compensation of the CEO and fees for the NEDs and Chairman as well as approving the remuneration policy on the Committee’s recommendation. The Committee is also responsible for setting the remuneration for each member of the ELT reporting to the CEO. The Committee’s terms of reference were reviewed during 2018 in the context of the 2018 UKCGC and amendments were approved by the Board on 24 October 2018. They can be found on our website at www.cocacolaep.com/about-us/governance/committees. Remuneration Committee members and attendance In line with the Shareholders’ Agreement, the Committee has five members, as set out on pages 60-64. They are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by ER. The Committee met six times during the year, with attendance as set out in the table on page 74 of the Corporate governance report. Remuneration Committee key activities The table below gives an overview of the key agenda items discussed at each meeting of the Committee during 2019: Meeting date Key agenda items February 2019 • Determine performance outcomes for the 2018 annual bonus • ELT individual objectives for 2019 annual bonus • ELT LTIP awards for 2019 March 2019 • Annual base salary review for the ELT • Agree target award levels for 2019 annual bonus • Determination of financial performance targets for the 2019 annual bonus • Agree final performance outcome for legacy German Cash LTIP • Review of 2018 Remuneration Report • Progress report on ELT shareholding requirements • Review of NED fees May 2019 • Remuneration policy review – initial considerations • Approval of new GB Employee Share Plan and Share Shop • Advisor review • AGM voting update July 2019 • Wider workforce review • Consideration of all employee share plan • Performance update for 2019 annual bonus and 2017 and 2018 LTIP October 2019 • Updated on all employee share plan proposals • Shareholder consultation update • Remuneration policy review • Review of LTIP performance measures December 2019 • Review of first draft of the 2019 ARR • Performance update for 2019 annual bonus and 2017 and 2018 LTIP • Base pay design for 2019 • Annual bonus and LTIP design for 2019 • Remuneration policy review 106 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 107

As described in the remuneration policy, the Committee receives an annual report in respect of wider workforce remuneration including pay and reward policies, which informs its decisions on executive pay. The Committee does not engage directly with employees on the issue of executive pay, however, within CCEP, employee groups are regularly consulted about matters affecting employees including our strategy, Company performance, culture and approach to reward, and this feedback informs decisions on people matters and other activities. Support for the Remuneration Committee Deloitte LLP (Deloitte) was appointed by the Remuneration Committee in 2016 following a selection process. During the year, Deloitte provided the Committee with external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct relating to executive remuneration consulting in the UK. The Committee is satisfied that the engagement partner and team that provide advice to the Committee do not have connections with CCEP or individual Directors that may impair their independence. During 2019, the wider Deloitte firm also provided CCEP with unrelated tax, cyber and access security and consultancy services, including employment tax and digital transformations. Total fees received by Deloitte in relation to the remuneration advice provided to the Committee during the year amounted to £48,150 based on the required time commitment. The Chairman, the CEO, the CFO, and the Chief People and Culture Officer attended meetings by invitation of the Committee to provide it with additional context or information, except where their own remuneration was discussed. Summary of voting outcomes The table below shows how shareholders voted in respect of the ARR at the AGM held on 29 May 2019 and the remuneration policy at the AGM held on 22 June 2017: Votes Votes Number of votes Resolution For (%) Against (%) Withheld Approval of the ARR 98.63% 1.37% 34,941 Approval of the remuneration policy 90.27% 9.37% 152,723 This Directors’ Remuneration Report is approved by the Board and signed on its behalf by Christine Cross Chairman of the Remuneration Committee 16 March 2020 106 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 107

Strategic Report Governance and Directors’ Report Financial Statements Other Information Directors’ report The Directors present their report, together with the audited consolidated financial statements of the Group and of the Company, for the year ended 31 December 2019. This Directors’ Report was prepared in accordance with Directors the applicable information disclosure requirements of the following: Appointment and replacement of Directors The Articles set out certain rules that govern the • Companies Act appointment and replacement of the Company’s • Listing Rules (LRs) and DTRs Directors. These are summarised as follows: • Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender • A Director may be appointed by either an ordinary Processes and Audit Committee Responsibilities) resolution of shareholders or by the Board Order 2014, as published by the UK Competition and • Olive Partners and ER may each appoint a specified Markets Authority (with which the Company complies number of Directors, up to a set maximum, in voluntarily) accordance with their respective equity holding • Rules promulgated by the US Securities and Exchange proportions in the Company Commission • The Board shall consist of a majority of INEDs • New INEDs must be recommended to the Board by Some of the information and disclosures required under the Nomination Committee the Companies Act, LRs and DTRs are included elsewhere • Directors (other than the initial Chairman, CEO and in this Integrated Report and are incorporated into this INEDs) must retire at each AGM, and may, if eligible, Directors’ Report by reference, as set out in table 1 below. offer themselves for re-election • The minimum number of Directors (disregarding This Directors’ Report, together with the Strategic alternate directors) is two Report on pages 1-55, represent the management report for the purpose of compliance with DTR 4.1.5R(2) READ MORE ABOUT THE APPOINTMENT AND REPLACEMENT OF DIRECTORS IN THE CORPORATE GOVERNANCE and 4.1.8R. REPORT ON PAGE 75 Table 1 Information and disclosures included elsewhere in this report Disclosure Section of report Page(s) Names of Directors during the year Board of Directors and Nomination Committee report 60-64 and 79 Review of performance, financial position and likely Strategic Report 1-55 future developments Dividends Business and financial review and Note 16 to the consolidated financial 156 and 157 statements Principal risks Principal risks section of the Strategic Report 44-49 Information on share capital relating to share classes, Note 16 to the consolidated financial statements, and the Nature 156-157, 196 rights and obligations of trading market and Share capital sections in Other Group information and 196-199 Financial instruments and financial risk management Notes 12 and 24 to the consolidated financial statements 145-148 and 168-170 Cash balances and borrowings Notes 10 and 13 to the consolidated financial statements 144 and 149-150 Significant events after the reporting period Note 26 to the consolidated financial statements 171 Information on employment of disabled persons Our people 20-23 Workforce engagement Business model, Our people and Section 172(1) statement 18-19, 20-23 and 52-55 Business relationships with suppliers, customers Business model, Operating with integrity and Section 172(1) statement 18-19, 24-25 and others and 52-55 Greenhouse gas emissions Action on climate 41-42 Responsibility statement Directors’ responsibilities statement 111 108 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 109

Powers of Directors Amendment of Articles The Directors may exercise all powers of the Company, The Articles may only be amended by a special in accordance with and subject to the Company’s resolution of the Company’s shareholders in accordance Articles and any applicable legislation. with the Companies Act. Certain provisions of the READ MORE ABOUT THE ROLES AND RESPONSIBILITIES OF THE BOARD AND THE MAIN COMMITTEES OF Articles are entrenched and may only be amended THE BOARD IN THE FOLLOWING SECTIONS: CORPORATE GOVERNANCE REPORT (PAGES 67 AND 76), or repealed with the prior consent of Olive Partners, ER NOMINATION COMMITTEE REPORT (FROM PAGE 78), AUDIT COMMITTEE REPORT (FROM PAGE 82), DIRECTORS’ REMUNERATION REPORT (FROM PAGE 87) or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall, Details about the roles and responsibilities of the main at all times, contain a majority of INEDs, may only be Committees of the Board are contained in their terms amended or repealed with the prior consent of a of reference. These are available at majority of the INEDs. The Articles are available at www.cocacolaep.com/about-us/governance/ www.cocacolaep.com/about-us/governance. committees. Shares Directors’ indemnity arrangements Rights and obligations Qualifying third party indemnities (as defined in the The rights and obligations relating to the Company’s Companies Act) were in place throughout 2019, and Shares (in addition to those set out by law) are remain in place as at the date of this Integrated Report. contained in the Articles. Under these indemnities, the Company has agreed to indemnify the Directors of the Company, to the extent permitted by law, against losses and liabilities that may Restrictions on transfer of securities be incurred in executing the powers and duties of their Olive Partners and TCCC are both subject to certain office. restrictions relating to the acquisition or disposal of Shares under the terms of the Shareholders’ READ MORE ABOUT OUR DIRECTORS ON PAGES 60-64 Agreement. Other than those set out in the Shareholders’ Agreement, we are not aware of any READ MORE ABOUT DIRECTORS’ REMUNERATION AND CONTRACTUAL ARRANGEMENTS IN THE DIRECTORS’ REMUNERATION REPORT ON PAGES 87-107 AND THE DIRECTORS AND SENIOR MANAGEMENT SECTION OF agreements between shareholders that may result OTHER GROUP INFORMATION ON PAGE 195 in a restriction of the transfer of securities or voting rights in the Company. Political donations The Group made no political donations or contributions Employee share schemes during 2019 (2018: nil). It is our policy to not make Shares issued under the Company’s employee share political donations or incur political expenditure in the schemes rank pari passu with the existing Shares of EU. However, there may be uncertainty as to whether the Company. Voting rights attached to the Shares held some normal business activities fall under the wide in trust on behalf of participants in the GB Employee definitions of political donations, organisations and Share Plan are exercised by the trustee as directed by expenditure used in the Companies Act. We will the participants. therefore continue to seek shareholder approval to make political donations or incur expenditure within Significant shareholdings the EU as a precaution to avoid any inadvertent breach In accordance with the DTRs, table 2 shows the of the Companies Act. interests in Shares notified to the Company as at the year end and the date of this report. The percentage interests disclosed were calculated as at the date on which the relevant disclosures were made. The shareholders identified have the same voting rights as all other shareholders. Table 2 Interests in Shares of which the Company has been notified Percentage of total Percentage of total voting rights Number of voting voting rights notified Number of voting notified to the rights notified to the to the Company as at rights notified to the Company as at the Company as at the the date of this Company as at the Shareholder year end(D) year end report(D) date of this report Cobega, S.A.(A) 36.1% 166,128,987 36.1% 166,128,987 TCCC(B) 19.01% 87,950,640 19.01% 87,950,640 The Capital Group Companies, Inc.(C) 5.0266% 24,357,484 5.0266% 24,357,484 (A) Held indirectly through its 56.0384% owned subsidiary, Olive Partners. (B) Held indirectly through European Refreshments. (C) In accordance with the DTRs, The Capital Group Companies, Inc. (Capital Group) notified changes to its interest on 12 September 2017 (when it increased to above 5%), 17 November 2017 (when it decreased to below 5%) and 8 December 2017 (when it increased to above 5%). On 14 February 2020 Capital World Investors filed a Schedule 13G to the SEC confirming an interest in 27,300,281 Shares, representing 5.8% of the issued Shares; this change would not have required a notification to the Company under the DTRs. (D) Percentage interests disclosed calculated as at the date on which the relevant disclosure was made. These have not been updated to reflect changes in the total voting rights since notification and so may not represent the percentage interest as at the year end/date of this report. 108 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 109

Strategic Report Governance and Directors’ Report Financial Statements Other Information Directors’ report continued Share buyback programme Independent auditor The Company announced a share buyback programme on 12 September 2018, under which it proposed to Disclosure of information to auditors reduce share capital by up to €1.5 billion through the Each of the Directors in office as at the date of this purchase and cancellation of its own Shares. This Integrated Report confirms that: buyback programme was completed in 2019. • so far as he or she is aware, there is no relevant On 13 February 2020, the Company announced a further audit information (as defined by section 418 of the share buyback programme, under which it proposed Companies Act) of which the Company’s auditor to reduce share capital by up to €1 billion. is unaware; and • he or she has taken all the reasonable steps that he or The €1.5 billion share buyback programme was, and she ought to have taken as a Director to make himself the €1 billion share buyback programme is being, or herself aware of any relevant audit information and undertaken pursuant to shareholder authorities granted to establish that the Company’s auditor is aware of at the 2018 and 2019 AGMs. The maximum number of that information. Shares authorised for purchase at the 2019 AGM was 43,333,647, representing 10% of the Company’s issued share capital at 2 April 2019, reduced by the number of Auditor reappointment Shares purchased or agreed to be purchased between EY has expressed willingness to continue in its capacity 2 April and 29 May 2019. This authority will expire at as independent auditor of the Company. The Directors the 2020 AGM, when we intend to seek to renew the plan to recommend a resolution in favour of this authority to purchase Shares. reappointment at the forthcoming AGM. See table 3 for a summary of Shares purchased through the buyback programmes in 2019. All purchased Shares Going concern were cancelled immediately. The Directors have prepared and reviewed the Group’s cash flow forecasts over a period in excess of 12 months FOR MORE DETAILS, SEE THE SHARE BUYBACK PROGRAMME SECTION IN OTHER GROUP INFORMATION ON PAGES 197 AND 199 from the date of their approval of the 2019 financial statements. The forecasts include an assessment of current and future end market conditions and their Change of control impact on the Group’s future trading performance. There are no agreements in place which provide They show that the Group will be able to continue to compensation for loss of office or employment to any operate within its current committed debt facilities and Director in the event of a takeover, except for certain comply with its financial covenants. provisions under the employee share plans, which may cause outstanding awards to vest early in such an event. As a result, the Directors are satisfied that the Group has adequate resources to continue operating as a The Board considers that a change of control of the going concern for a period of at least 12 months from Company following a takeover bid might have an the date of this Integrated Report. Therefore, the impact on the following significant agreements: financial statements are prepared on a going concern • Bottling agreements between the Group and TCCC basis. • A bank credit facility agreement, under which the This Directors’ Report has been approved by the Board maximum total outstanding amount at and signed on its behalf by 31 December 2019 was €1.5 billion Clare Wardle Research and development Company Secretary The Company invests in and undertakes certain 16 March 2020 activities for the development of innovative solutions, digital capabilities and advanced analytics to drive the simplification of applications and platforms, and to support and grow its business. Table 3 Share purchases Percentage of called Nominal value of Amount paid up share capital Number of Shares Shares purchased for the Shares represented by Period purchased (€ millions) (€ millions) purchased Shares(A) 2019 20,612,593 0.2 1,000 4.24% (A) Calculated as a percentage of the called up issued share capital immediately before the buyback programme started, which was 486,466,433 Shares. 110 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 111

Directors’ responsibilities statement Responsibility for preparing financial statements The Directors are responsible for keeping adequate The Directors are responsible for preparing the accounting records that are sufficient to show and Integrated Report and the financial statements explain the Company’s transactions and disclose with in accordance with applicable law and regulations. reasonable accuracy at any time the financial position of the Company and enable them to ensure that the UK company law requires the Directors to prepare financial statements comply with the Companies Act. financial statements for each financial year. Under They are responsible for safeguarding the assets that law the Directors have prepared Group financial of the Company and hence for taking reasonable statements in accordance with International Financial steps for the prevention and detection of fraud and Reporting Standards (IFRS) as adopted by the other irregularities. European Union and Article 4 of the IAS Regulations. They have elected to prepare the parent company They are also responsible for the maintenance and financial statements in accordance with United integrity of the corporate and financial information Kingdom Generally Accepted Accounting Practice included on the Company’s website. (United Kingdom accounting standards and applicable Legislation, regulation and practice in the UK governing law) including FRS 101, “Reduced Disclosure the preparation and dissemination of financial Framework”. In preparing the consolidated Group statements may differ from legislation, regulation and financial statements the Directors have also elected practice in other jurisdictions. to comply with IFRS as issued by the International Accounting Standards Board (IASB). Responsibility statement Under section 393 of the Companies Act, the Directors The Directors, whose names and functions are set must not approve the financial statements unless they out on pages 60-64, confirm that to the best of are satisfied that they give a true and fair view of the their knowledge: state of affairs of the Company and of the Group and • The financial statements, prepared in accordance of the profit or loss of the Company and of the Group with the relevant financial reporting framework, give for that period. a true and fair view of the assets, liabilities, financial In preparing the Company financial statements, the position and profit or loss of the Company and the Directors are required to: undertakings included in the consolidation taken as a whole • Select suitable accounting policies and apply them • The management report includes a fair review of the consistently development and performance of the business and • Make judgements and accounting estimates that are the position of the Company and the undertakings reasonable and prudent included in the consolidation taken as a whole, • Follow applicable UK Accounting Standards (except together with a description of the principal risks and where any departures from this requirement are uncertainties they face explained in the notes to the parent company financial • The Integrated Report and financial statements, taken statements) as a whole, are fair, balanced and understandable and • Prepare the financial statements on the going provide the information necessary for shareholders concern basis unless it is inappropriate to presume to assess the Company’s position and performance, that the Company will continue in business business model and strategy In preparing the Group financial statements in By order of the Board accordance with IAS (UK & Ireland) 1, “Presentation of Financial Statements”, the Directors are required to: Clare Wardle • Select suitable accounting policies and apply them Company Secretary consistently 16 March 2020 • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information • Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial performance • Make an assessment of the Group’s ability to continue as a going concern 110 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 111

Strategic Report Governance and Directors’ Report Financial Statements Other Information Financial Statements Financial Statements 114 Independent Auditor’s reports 126 Consolidated financial statements 131 Notes to the consolidated financial statements 174 Company financial statements 176 Notes to the Company financial statements 112 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 113

112 Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F 113

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of Coca-Cola European Partners plc
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Coca-Cola European Partners plc (the Company) as of 31 December 2019 and 2018, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2019 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 16 March 2020 expressed an unqualified opinion thereon.
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
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

122Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Completeness and measurement of programmes and arrangements with customers recorded as deductions from revenue
Description of the matter
The Company participates in various programmes and arrangements with customers, referred to as “promotional programmes”, which are recorded as deductions from revenue. These totalled €3.2 billion for the year ended 31 December 2019. The types of promotional programmes are more fully described in Note 3 to the consolidated financial statements with details about accruals for the Company’s promotional programmes disclosed in Note 14 to the consolidated financial statements.
Auditing the completeness and measurement of the promotional programmes’ liability was judgemental due to the level of subjectivity and uncertainty involved in management’s estimates of sales levels related to certain promotions to determine the liability. The cost of these promotional programmes was recognized as a deduction from revenue.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls, including IT controls, that address the risks of material misstatement relating to the completeness and measurement of the promotional programmes. For example, we tested controls over management’s determination of the accrued customer marketing cost balances, as well as management’s determination of the accrued balances prior to settling balances due to customers.
To test the completeness and measurement of deductions from revenue and the associated unpaid accrued customer marketing costs, our audit procedures included, among others, reviewing post-period end settlements. We performed an historical analysis of prior period balance sheet amounts to amounts subsequently settled. We also tested settlement of promotional programme balances throughout the year on a sample basis.
To evaluate the specific estimations that are inherent in the calculation of the accruals, we compared promotional programmes accruals to settlements and to executed contracts. We tested the assumptions utilised in the calculations, including consideration of any changes in the business environment that would warrant changes in the methodology. We performed specific analytical procedures around per unit rates to identify any potential outliers. We also tested completeness and accuracy of the underlying data, including the sales details.

Carrying value of goodwill and indefinite lived intangibles
Description of the matter
At 31 December 2019, the carrying value of the Company’s goodwill and indefinite lived intangibles was €10,685 million and represented 57% of total assets. As discussed in Note 6 of the consolidated financial statements, goodwill and indefinite lived intangibles are tested for impairment at least annually, in the fourth quarter or whenever there is an indication of impairment. Goodwill is tested for impairment at the Cash Generating Unit (CGU) level.
Auditing management’s annual impairment test was complex and judgemental as the directors’ assessment of ‘value in use’ of the Company’s CGUs involves judgement about the future results of the business, long term growth rates and the discount rates applied to future cash flow forecasts. In particular, management’s impairment models used to calculate the value in use estimate were most sensitive to the assumption around discount rates and the terminal growth rates. For those CGUs with lower headroom between the ‘value in use’ and the carrying value, the determination of these applicable rates was considered to be more judgemental.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, including IT controls, in place within the impairment review process. This included evaluating controls over the Company’s budgetary and forecasting process used to develop the estimated future earnings and cash flows used in estimating the fair value of CGUs. We also tested controls over management’s determination of the data used in their valuation models and determination of the significant assumptions such as estimation of discount rates and terminal growth rates.
We performed audit procedures on the impairment models relating to certain cash generating units that included, among others, assessing the methodologies, testing the assumptions discussed above used to develop the estimates of future earnings and cash flows and testing the completeness and accuracy of the underlying data. We compared the assumptions used by management to develop the discount rate and terminal growth rate to current industry and economic trends, and other guideline companies within the same industry. We involved our valuation specialists to assist in evaluating the valuation methodology and testing the discount rates and terminal growth rates. We assessed the historical accuracy of management’s estimates and forecasts and performed sensitivity analyses on the discount rate and terminal growth rates within the ‘value in use’ calculations for each CGU.
We performed further testing on the Iberia CGU, based on size and lower headroom. For this CGU we performed additional procedures and sensitivity analyses on the projected financial information to assess the impact on the headroom if there were changes in certain assumptions.
We assessed the related disclosures provided in the consolidated financial statements on changes in certain variables that could eliminate existing headroom.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    123

Accounting for uncertain tax positions and related disclosures
Description of the matter
The Company is subject to income tax in numerous jurisdictions and is routinely under audit by taxing authorities in the ordinary course of business as described in Note 20 and Note 22 of the consolidated financial statements. The potential outcomes of proceedings by the taxing authorities is assessed by the Company at the end of each reporting period and adjustments are made based on any new facts and circumstances that the Company believes will affect the outcome of the tax audit.
Auditing the uncertain tax positions, including the potential tax associated with the purchase of concentrate, was challenging because the significant estimation of the provision is based on changing facts and circumstances and involves a certain level of uncertainty that may produce a number of different outcomes or ranges of outcomes.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls in place to evaluate the risks within the uncertain tax provision process. For example, we tested controls over management’s determination of inputs and calculations of these tax positions.
To test the Company’s measurement of tax positions, we involved tax professionals with local knowledge to assess the tax positions taken by the Company in each significant jurisdiction in the context of local tax law and significant tax assessments. We also obtained an understanding of relevant facts by reading and evaluating the Company’s correspondence with the relevant tax authorities and third-party advice obtained by the Company. For example, we considered whether the level of tax exposures provided for was appropriate when compared to the maximum possible level of exposure and the assessment of the risk associated with the matter.
We further assessed management’s positions by obtaining management’s assessment of risk from legal proceedings in relation to the tax position and obtained tax authority correspondence where available to support its positions. We also evaluated the related disclosures provided in the consolidated financial statements related to these tax matters.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
London, United Kingdom
16 March 2020

124Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of Coca-Cola European Partners plc
Opinion on internal control over financial reporting
We have audited Coca-Cola European Partners plc’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Coca-Cola European Partners plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of 31 December 2019 and 2018, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2019 and the related notes and our report dated 16 March 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
London, United Kingdom
16 March 2020

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    125

Consolidated income statement

		Year ended
		31 December 2019	31 December 2018	31 December 2017
	Note	€ million	€ million	€ million
Revenue		12,017	11,518	11,062
Cost of sales	17	(7,424)	(7,060)	(6,772)
Gross profit		4,593	4,458	4,290
Selling and distribution expenses	17	(2,258)	(2,178)	(2,124)
Administrative expenses	17	(787)	(980)	(906)
Operating profit		1,548	1,300	1,260
Finance income	18	49	47	48
Finance costs	18	(145)	(140)	(148)
Total finance costs, net		(96)	(93)	(100)
Non-operating items		2	(2)	(1)
Profit before taxes		1,454	1,205	1,159
Taxes	20	(364)	(296)	(471)
Profit after taxes		1,090	909	688

Basic earnings per share (€)	5	2.34	1.88	1.42
Diluted earnings per share (€)	5	2.32	1.86	1.41
The accompanying notes are an integral part of these consolidated financial statements.

126Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Consolidated statement of comprehensive income

		Year ended
		31 December 2019	31 December 2018	31 December 2017
	Note	€ million	€ million	€ million
Profit after taxes		1,090	909	688
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		94	(35)	(111)
Tax effect		—	—	—
Foreign currency translation, net of tax		94	(35)	(111)
Net investment hedges:
Pretax activity, net		—	—	—
Tax effect		—	—	27
Net investment hedges, net of tax	12, 20	—	—	27
Cash flow hedges:
Pretax activity, net		11	(17)	—
Tax effect		(2)	3	—
Cash flow hedges, net of tax	12, 20	9	(14)	—
		103	(49)	(84)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net		(79)	2	91
Tax effect		12	—	(18)
Pension plan remeasurements, net of tax	15, 20	(67)	2	73
		(67)	2	73
Other comprehensive loss for the period, net of tax		36	(47)	(11)
Comprehensive income for the period		1,126	862	677
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    127

Consolidated statement of financial position

		31 December 2019	31 December 2018
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	6	8,506	8,384
Goodwill	6	2,520	2,518
Property, plant and equipment	7	4,205	3,888
Non-current derivative assets	12	3	2
Deferred tax assets	20	27	37
Other non-current assets	23	321	396
Total non-current assets		15,582	15,225
Current:
Current derivative assets	12	12	13
Current tax assets	20	18	21
Inventories	8	723	693
Amounts receivable from related parties	19	106	107
Trade accounts receivable	9	1,669	1,655
Other current assets	23	259	193
Cash and cash equivalents	10	316	309
Total current assets		3,103	2,991
Total assets		18,685	18,216
LIABILITIES
Non-current:
Borrowings, less current portion	13	5,622	5,127
Employee benefit liabilities	15	221	142
Non-current provisions	22	54	119
Non-current derivative liabilities	12	13	51
Deferred tax liabilities	20	2,203	2,157
Non-current tax liabilities	20	254	219
Other non-current liabilities		47	45
Total non-current liabilities		8,414	7,860
Current:
Current portion of borrowings	13	799	491
Current portion of employee benefit liabilities	15	17	19
Current provisions	22	142	133
Current derivative liabilities	12	28	20
Current tax liabilities	20	95	110
Amounts payable to related parties	19	249	191
Trade and other payables	14	2,785	2,828
Total current liabilities		4,115	3,792
Total liabilities		12,529	11,652
EQUITY
Share capital	16	5	5
Share premium	16	178	152
Merger reserves	16	287	287
Other reserves	16	(449)	(552)
Retained earnings		6,135	6,672
Total equity		6,156	6,564
Total equity and liabilities		18,685	18,216
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Board of Directors and authorised for issue on 16 March 2020. They were signed on its behalf by:
Damian Gammell, Chief Executive Officer
16 March 2020
128    Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Consolidated statement of cash flows

		Year ended
		31 December 2019	31 December 2018	31 December 2017
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,454	1,205	1,159
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	7	587	461	443
Amortisation of intangible assets	6	52	51	47
Share-based payment expense	21	15	17	14
Finance costs, net	18	96	93	100
Income taxes paid		(270)	(263)	(247)
Changes in assets and liabilities:
Decrease in trade and other receivables		5	72	108
(Increase)/decrease in inventories		(25)	(45)	16
(Decrease)/increase in trade and other payables		(63)	297	142
(Decrease)/increase in provisions		(57)	9	(67)
Change in other operating assets and liabilities		110	(91)	(92)
Net cash flows from operating activities		1,904	1,806	1,623
Cash flows from investing activities:
Purchases of property, plant and equipment		(506)	(525)	(484)
Purchases of capitalised software		(96)	(75)	(36)
Proceeds from sales of property, plant and equipment		11	4	32
Investments in equity instruments		(8)	—	—
Net cash flows used in investing activities		(599)	(596)	(488)
Cash flows from financing activities:
Proceeds from borrowings, net	13	987	398	350
Changes in short-term borrowings	13	101	(131)	250
Repayments on third party borrowings	13	(625)	(426)	(1,160)
Payments of principal on lease obligations	13	(128)	(18)	(20)
Interest paid, net		(86)	(81)	(94)
Dividends paid	16	(574)	(513)	(489)
Purchase of own shares under share buyback programme	16	(1,005)	(502)	—
Exercise of employee share options		26	25	13
Other financing activities, net		2	(11)	(2)
Net cash flows used in financing activities		(1,302)	(1,259)	(1,152)
Net change in cash and cash equivalents		3	(49)	(17)
Net effect of currency exchange rate changes on cash and cash equivalents		4	(2)	(9)
Cash and cash equivalents at beginning of period	10	309	360	386
Cash and cash equivalents at end of period	10	316	309	360
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    129

Consolidated statement of changes in equity

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2017		5	114	287	(419)	6,474	6,461
Profit after taxes		—	—	—	—	688	688
Other comprehensive income/(expense)		—	—	—	(84)	73	(11)
Total comprehensive income		—	—	—	(84)	761	677
Issue of shares during the year	16	—	13	—	—	—	13
Equity-settled share-based payment expense	21	—	—	—	—	11	11
Share-based payment tax benefits	20	—	—	—	—	14	14
Dividends	16	—	—	—	—	(491)	(491)
As at 31 December 2017		5	127	287	(503)	6,769	6,685
Profit after taxes		—	—	—	—	909	909
Other comprehensive income/(expense)		—	—	—	(49)	2	(47)
Total comprehensive income		—	—	—	(49)	911	862
Issue of shares during the year	16	—	25	—	—	—	25
Equity-settled share-based payment expense	21	—	—	—	—	16	16
Share-based payment tax effects	20	—	—	—	—	(7)	(7)
Dividends	16	—	—	—	—	(515)	(515)
Own shares purchased under share buyback programme		—	—	—	—	(502)	(502)
As at 31 December 2018		5	152	287	(552)	6,672	6,564
Profit after taxes		—	—	—	—	1,090	1,090
Other comprehensive income/(expense)		—	—	—	103	(67)	36
Total comprehensive income		—	—	—	103	1,023	1,126
Issue of shares during the year	16	—	26	—	—	—	26
Equity-settled share-based payment expense	21	—	—	—	—	13	13
Share-based payment tax effects	20	—	—	—	—	6	6
Dividends	16	—	—	—	—	(574)	(574)
Own shares purchased under share buyback programme	16	—	—	—	—	(1,005)	(1,005)
As at 31 December 2019		5	178	287	(449)	6,135	6,156
The accompanying notes are an integral part of these consolidated financial statements.

130Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Notes to the consolidated financial statements
Note 1
General information and basis of preparation
Coca-Cola European Partners plc (the Company or Parent Company) was created through the Merger on 28 May 2016 of the businesses of Coca-Cola Enterprises, Inc. (CCE), Coca-Cola Iberian Partners, S.A. (CCIP) and Coca-Cola Erfrischungsgetränke GmbH (CCEG) (the Merger). The Company and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe, making, selling and distributing an extensive range of non-alcoholic ready to drink beverages. The Group is the world’s largest independent Coca-Cola bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 09717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
The consolidated financial statements of the Group for the year ended 31 December 2019 were approved and signed by Damian Gammell, Chief Executive Officer on 16 March 2020 having been duly authorised to do so by the Board of Directors.
Basis of preparation
These consolidated financial statements reflect the following:

•
They have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union and in accordance with the provisions of the UK Companies Act 2006 (the Companies Act). There are no differences between IFRS as adopted by the European Union and IFRS as issued by the IASB that have an impact for the years presented.

•
They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January 2019, as described below under Accounting Policies.

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
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    131

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
Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2019, 31 December 2018 and 31 December 2017.
Sales of the Group’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.
The following table summarises the number of selling days for the years ended 31 December 2019, 31 December 2018 and 31 December 2017 (based on a standard five-day selling week):

	First Half	Second Half	Full Year
2019	129	132	261
2018	130	131	261
2017	130	130	260
Note 2
Accounting policies
The accounting policies applied by the Group are included in the relevant notes herein. Effective 1 January 2019, the Group implemented the following new accounting policies, following changes in the related accounting standards. Refer to Note 25 for other significant accounting policies.
IFRS 16, “Leases”
On 1 January 2019, the Group adopted IFRS 16, “Leases” on a modified retrospective basis from 1 January 2019. The Group has not restated its 2018 financial statements as permitted under the specific transitional provisions in the standard. The impact from the new leasing standard is therefore recognised in the opening balance sheet on 1 January 2019. The adoption of IFRS 16 had a de minimis impact on the Group’s profit before tax for the year ended 31 December 2019.
Prior to the adoption of IFRS 16, the Group classified and accounted for each of its leases (as lessee) as either a finance lease or an operating lease under the principles of IAS 17, “Leases”. Finance leases were capitalised at the commencement of the lease at the inception date fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest and reduction of the lease liability. For operating leases, the leased asset was not capitalised and the lease payments were recognised as rent expense in the consolidated income statement on a straight-line basis over the lease term.
The objective of IFRS 16 is to ensure a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lease liability was initially measured at the present value of lease payments, discounted using the Group’s incremental borrowing rate (IBR). The weighted average incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 1.30%. The lease term comprises the non-cancellable period of the contract, together with periods covered by an option to extend the lease whenever the Group is reasonably certain to exercise that option. Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing it by lease payments made.

132Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

In adopting IFRS 16, “Leases”, the following expedients were applied:

•	The right of use asset is measured at the value of the lease liability, adjusted for any prepaid or accrued lease payments.

•	A single discount rate is applied to a portfolio of leases with reasonably similar characteristics.

•	On adoption, the Group used hindsight in determining lease term.

•	Short-term lease exemption was applied to machinery and equipment and IT asset classes for leases expiring within 12 months of 1 January 2019.
Reliance on previous assessments on whether leases were onerous immediately before the date of initial application.
The Group does not separate lease from non-lease components for each of its lease categories, except for property leases. For property leases, only base rent is included in the calculation of the right of use asset. All low value leases with total minimum lease payments under €5,000 are expensed on a straight-line basis. The assessment of low value for a leased asset is made on the basis of the value of an asset when it is (or was) new, regardless of whether the actual asset being leased is new.
For leases previously classified as finance leases, the Group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of adoption. The measurement principles of IFRS 16 are only applied after that date. This resulted in measurement adjustments of €6 million relating to non-lease components of finance leases that were included in the lease liability calculation for certain asset classes. The remeasurements to lease liabilities were recognised as adjustments to the related right of use assets immediately after the date of initial application.
Lease liabilities are included within Borrowings in our consolidated statement of financial position. The following tables summarise the reconciliation of the opening lease liability position under IFRS 16:

Total
Operating lease commitments disclosed as at 31 December 2018 (undiscounted)	€ million
Within one year	94
After one year, but not more than five years	169
More than five years	37
Total minimum lease payments	300

Total
€ million
Total minimum lease payments (discounted)	290
(Less): short-term and low value leases recognised on a straight-line basis as expense	(5)
Add: adjustments as a result of a different treatment of extension and termination options	32
(Less): non-lease components for property leases	(5)
Add: non-lease components for vehicle leases and other	10
Lease operating liability recognised as at 1 January 2019	322
Add: finance lease liabilities recognised as at 31 December 2018	75
Total lease liability recognised as at 1 January 2019	397
Right of use assets are included within property, plant and equipment and were initially measured at cost, comprising the initial measurement of the lease liability, plus any direct costs and an estimate of asset retirement obligations, less lease incentives. Subsequently, right of use assets are measured at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the term of the lease.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    133

The recognised right of use assets within property, plant and equipment, and related lease liability amounts recognised as at the adoption date relate to the following asset types:

	Lease liability	Right of use asset
Right of use asset category	€ million	€ million
Buildings	212	208
Furniture and office equipment	35	35
Machinery and equipment	5	5
Vehicles	145	145
Total	397	393
The Group’s activities as a lessor are not material and hence the Group determines there is no significant impact on its consolidated financial statements.
There is no impact on overall cash flows of the Group from the adoption of IFRS 16. However, cash outflows for lease payments are now included within cash flows used in financing activities, within payments of principal on lease obligations. Prior to adoption, cash flows relating to operating leases were included within cash flows from operating activities, and only finance leases cash flows were classified as financing activities. For consistent presentation, within financing activities, the amounts in 2018 and 2017 relating to payments of principal on finance leases are presented within payments of principal on lease obligations, in line with current year classification.
Extension and termination options
Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximise operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.
In determining the lease term, the Group considers all facts and circumstances associated with exercising an extension or termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. As at 31 December 2019 the total value of lease extension and termination options was €34 million.
IFRIC Interpretation 23, “Uncertainty over Income Tax Treatment” (IFRIC 23)
IFRIC 23 addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and is effective for annual reporting periods beginning on or after 1 January 2019. An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The Group presents its uncertain tax positions within Non-current tax liabilities and Current tax liabilities.
The adoption of IFRIC 23 did not have a material impact on the measurement of the Group’s uncertain tax positions. Refer to Note 20 for further details regarding tax provisions.
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement” (IAS 19)
The amendments to IAS 19, which are applicable from 1 January 2019, specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•
Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

•
Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognised in the consolidated income statement. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognised in other comprehensive income.
The amendments to IAS 19 did not have a material impact on the consolidated financial statements.

134Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Annual improvements 2015-2017 cycle (issued in December 2017)
The improvements applicable to the Group include:
IAS 12, “Income Taxes”
The amendments, effective 1 January 2019, clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.
Since the Group’s current practice is in line with these amendments, the Group did not record any effect on its consolidated financial statements.
IAS 23, “Borrowing Costs”
The amendments, effective 1 January 2019, clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. Since the Group’s current practice is in line with these amendments, the Group did not record any effect on its consolidated financial statements.
Note 3
Significant judgements and estimates
The preparation of these consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made in applying the Group’s accounting policies were applied consistently across the annual periods. The significant judgements and key sources of estimation uncertainty that have a significant effect on the amounts recognised in these financial statements are outlined below.
Significant estimates
Deductions from revenue and sales incentives
The Group participates in various promotional programmes with customers designed to increase the sale of products. Among the programmes are arrangements under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed upon sales levels, or for participating in specific marketing programmes. Those promotional programmes do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, the amount payable is deemed to be variable consideration. Management makes estimates on an ongoing basis for each individual promotion to assess the value of the variable consideration based upon historical customer experience, expected customer performance and/or estimated sales volumes. The related accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer. Refer to Note 14 for further details.
Income tax
The Group is subject to income taxes in numerous jurisdictions and there are many transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises a provision for situations that might arise in the foreseeable future based on an assessment of the probabilities as to whether additional taxes will be due. In addition, the Group is involved in various legal proceedings and tax matters. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. Where the final outcome on these matters is different from the amounts that were initially recorded, such differences impact the tax provision in the period in which such determination is made. These estimates are subject to potential change over time as new facts emerge and each circumstance progresses. The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income in the jurisdiction giving rise to the deferred tax asset. Refer to Note 20 for further details regarding income taxes.
Intangible assets and goodwill
Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use or the fair value less costs to sell of the cash generating unit (CGU) to which the goodwill or intangible asset has been allocated. The value in use calculation requires management’s estimation of the future cash flows expected to arise from the CGU. Refer to Note 6 for further details about the judgement regarding the lives of bottling agreements, as well as the sensitivity analysis of the assumptions used in the impairment analysis of goodwill and intangible assets with indefinite lives.
Defined benefit plans
The determination of pension benefit costs and obligations are estimated based on assumptions determined with the assistance of external actuarial advice. The key assumptions impacting the valuations are the discount rate, salary rate of inflation and mortality rates. Refer to Note 15 for further details about the Group’s defined benefit pension plan costs and obligations.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    135

Significant judgements
Intangible assets and goodwill
The Group has assigned indefinite lives to its bottling agreements with The Coca-Cola Company (TCCC). This judgement has been made after evaluating the contractual provisions of the bottling agreements, the Group’s mutually beneficial relationship with TCCC and the history of renewals for bottling agreements.
The Group has allocated the goodwill associated with the Merger to the appropriate CGU. This judgement was based on estimated synergy benefits expected to be realised for each CGU.
Note 4
Segment information
Description of segment and principal activities
The Group evaluates its segmental reporting under IFRS 8, “Operating Segments”. The Group derives its revenues through a single business activity, which is making, selling and distributing non-alcoholic ready to drink beverages. The Group operates solely in developed markets in Western Europe and has a homogenous product portfolio across its geographic territories. Based on the governance structure of the Group, including decision making authority and oversight, the Group has determined that the Board is its Chief Operating Decision Maker (CODM). The Board, as the CODM, allocates resources and evaluates performance at a consolidated level and, therefore, the Group has one operating segment.
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2019, 31 December 2018 and 31 December 2017.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year ended
	31 December 2019	31 December 2018	31 December 2017
Revenue:	€ million	€ million	€ million
Iberia(A)	2,784	2,670	2,706
Germany	2,432	2,335	2,218
Great Britain	2,412	2,280	2,026
France(B)	1,897	1,775	1,803
Belgium/Luxembourg	1,002	983	919
Netherlands	602	580	526
Norway	437	439	416
Sweden	366	365	353
Iceland	85	91	95
Total	12,017	11,518	11,062
(A) Iberia refers to Spain, Portugal and Andorra.
(B) France refers to continental France and Monaco.
Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments and deferred tax assets, by geography:

	31 December 2019	31 December 2018
Assets:	€ million	€ million
Iberia(A)	6,797	6,873
Germany	3,216	3,160
Great Britain	2,587	2,441
France(B)	922	890
Belgium/Luxembourg	656	637
Netherlands	457	440
Sweden	396	404
Norway	261	259
Iceland	36	37
Other unallocated	224	45
Total	15,552	15,186
(A) Iberia refers to Spain, Portugal and Andorra.
(B) France refers to continental France and Monaco.

136Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Note 5
Earnings per share
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share‑based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended
	31 December 2019	31 December 2018	31 December 2017
Profit after taxes attributable to equity shareholders (€ million)	1,090	909	688
Basic weighted average number of Shares in issue(A) (million)	466	484	484
Effect of dilutive potential Shares(B) (million)	3	4	5
Diluted weighted average number of Shares in issue(A) (million)	469	488	489
Basic earnings per share (€)	2.34	1.88	1.42
Diluted earnings per share (€)	2.32	1.86	1.41

(A)	As at 31 December 2019, 31 December 2018 and 31 December 2017 the Group had 456,399,877, 474,920,066 and 484,586,428 Shares, respectively, in issue and outstanding.

(B)
For the year ended 31 December 2019 and 31 December 2018 there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. For the year ended 31 December 2017, outstanding options to purchase 1.2 million Shares were excluded from the diluted earnings per share calculation because the effect of including these options in the computation would have been anti-dilutive. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.

Note 6
Intangible assets and goodwill
Intangible assets with indefinite lives
Intangible assets with indefinite lives acquired through business combination transactions are measured at fair value at the date of acquisition. These assets are not subject to amortisation but are tested for impairment annually at the CGU level or more frequently if facts and circumstances indicate an impairment may exist. In addition to the annual impairment test, the assessment of indefinite lives is also reviewed annually.
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
Goodwill
Goodwill is initially measured as the excess of the total consideration transferred over the amount recognised for net identifiable assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in the consolidated income statement as a bargain purchase. Goodwill is not subject to amortisation. It is tested annually for impairment at the CGU level or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired in a business combination is allocated to the CGU that is expected to benefit from the synergies of the combination irrespective of whether a CGU is part of the business combination.
Intangible assets with finite lives
Intangible assets with finite lives are measured at cost of acquisition or production and are amortised using the straight-line method over their respective estimated useful lives. Finite lived intangible assets are assessed for impairment whenever there is an indication that they may be impaired. The amortisation period and method are reviewed annually.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    137

Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is five to seven years. Amortisation expense for capitalised software is included within administrative expenses and was €44 million, €43 million and €38 million for the years ended 31 December 2019, 31 December  2018 and 31 December 2017, respectively.
Customer relationships
The Group acquired certain customer relationships in connection with the acquisitions of the Norway and Sweden bottling operations from TCCC in 2010 and the Merger with CCIP and CCEG in 2016. These customer relationships were recorded at their fair values on the date of acquisition, and they are amortised over an estimated economic life of 20 years. The fair values were determined using a “with and without” valuation technique, which compares the revenues with all assets of the business in place, to a “without” scenario, which assumes the customer relationship asset and related revenues do not exist and must be rebuilt over time. Amortisation expense for these assets is included within administrative expenses and was €8 million, €8 million and €9 million for the years ended 31 December 2019, 31 December 2018 and 31 December 2017, respectively.
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	Franchise intangible	Software	Customer relationships	Assets under construction	Total intangibles	Goodwill
Cost:	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2017	8,109	267	162	10	8,548	2,520
Additions	—	32	—	43	75	—
Disposals	—	(4)	—	—	(4)	—
Transfers and reclassifications	—	1	—	(1)	—	—
Currency translation adjustments	(25)	4	—	—	(21)	(2)
As at 31 December 2018	8,084	300	162	52	8,598	2,518
Additions	1	30	—	64	95	—
Disposals	—	(14)	(1)	—	(15)	—
Transfers and reclassifications	—	12	—	(12)	—	—
Currency translation adjustments	80	5	—	—	85	2
As at 31 December 2019	8,165	333	161	104	8,763	2,520
Accumulated amortisation:
As at 31 December 2017	—	(145)	(19)	—	(164)	—
Amortisation expense	—	(43)	(8)	—	(51)	—
Disposals	—	3	—	—	3	—
Currency translation adjustments	—	(2)	—	—	(2)	—
As at 31 December 2018	—	(187)	(27)	—	(214)	—
Amortisation expense	—	(44)	(8)	—	(52)	—
Disposals	—	13	1	—	14	—
Currency translation adjustments	—	(4)	(1)	—	(5)	—
As at 31 December 2019	—	(222)	(35)	—	(257)	—
Net book value:
As at 31 December 2017	8,109	122	143	10	8,384	2,520
As at 31 December 2018	8,084	113	135	52	8,384	2,518
As at 31 December 2019	8,165	111	126	104	8,506	2,520
Impairment testing
Each CGU is tested for impairment annually in the fourth quarter or whenever there is an indication of impairment. The recoverable amount of each CGU is determined through a value in use calculation. To determine value in use for a CGU, estimated future cash flows are discounted to their present values using a pre-tax discount rate reflective of the current market conditions and risks specific to each CGU. If the carrying value of a CGU exceeds its recoverable amount, the carrying value of the CGU is reduced to its recoverable amount and impairment charges are recognised immediately within the consolidated income statement. Impairment charges other than those related to goodwill may be reversed in future periods if a subsequent test indicates that the recoverable amount has increased. Such recoveries may not exceed a CGU’s original carrying value less any depreciation that would have been recognised if no impairment charges were previously recorded.

138Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

The Group’s CGUs are based on geography and generally represent the individual territories in which the Group operates. For the purposes of allocating intangibles, each franchise intangible asset is allocated to the geographic region to which the agreement relates and goodwill is allocated to each of the CGUs expected to benefit from a business combination, irrespective of whether other assets and liabilities of the acquired businesses are assigned to the CGUs. The following table identifies the carrying value of goodwill and indefinite-lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, as at 31 December 2019 the Group had other CGUs with total franchise intangible assets of €1,100 million and goodwill of €297 million, which includes €218 million related to goodwill allocated from the Merger.

	31 December 2019		31 December 2018
	Franchise intangible	Goodwill	Franchise intangible	Goodwill
Cash generating unit	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Great Britain	1,716	200	1,632	200
Germany	1,060	748	1,060	748
The recoverable amounts of each CGU were determined through a value in use calculation, which uses cash flow projections for a five year period. The key assumptions used in projecting these cash flows were as follows:

•
Discount rate: A weighted average cost of capital was applied specific to each CGU as a hurdle rate to discount cash flows. The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The following table summarises the pre-tax discount rate attributable to each significant CGU.

•
Growth rate: Cash flows were projected for five years based on the Group’s three year business plans approved by the Board. Cash flows for the fourth year were projected using compound annual growth rates over the preceding three years, and cash flows for a fifth year and beyond the five year period were projected using a terminal growth rate of 2%, consistent with prior year increases.

•
Gross and operating margins: Gross and operating margins are based on the business plans approved by the Board. Key assumptions are made within these plans about volume, pricing, discounts and costs based on historical data, current strategy and expected market trends.

	31 December 2019	31 December 2018
	Pre-tax discount rate
Cash generating unit	%	%
Iberia	9	10
Great Britain	10	10
Germany	9	9
The Group did not record any impairment charges as a result of the tests conducted in 2019 and 2018. The Group’s Great Britain CGU has substantial headroom when comparing the estimated value in use calculation of the CGU versus the CGU’s carrying value.
For the Group’s Germany and Iberia CGUs, the headroom in the 2019 impairment analysis was approximately 110% and 50% of carrying value, respectively, which is representative of the fact that the net assets of Germany and Iberia were subject to acquisition accounting and fair valued based upon operating plans and macroeconomic conditions present at the time of the Merger. As a result, should operating results or macroeconomic conditions deteriorate versus those utilised to fair value the assets, an impairment of the acquired assets could result in the future.
The calculation of value in use is most sensitive to the discount rate and terminal growth rate assumptions. For the Iberia CGU, the Group estimates that a 2.5% increase in the discount rate, or a reduction in terminal growth rates of 3.5%, would eliminate existing headroom. The Group estimates that for the Germany CGU, an approximate 4.0% increase in the discount rate, or a 5.5% reduction in terminal growth rates, would eliminate existing headroom.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    139

Note 7
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

	Useful life (years)
Category	Low	High
Buildings and improvements	10	40
Machinery, equipment and containers	3	20
Cold drink equipment	5	12
Vehicle fleet	3	12
Furniture and office equipment	4	10
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

140Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Buildings and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2017	312	1,453	2,428	1,203	118	177	180	5,871
Additions	9	30	129	104	12	14	242	540
Disposals	(3)	(10)	(73)	(87)	(1)	(12)	—	(186)
Transfers and reclassifications	—	22	57	1	—	3	(83)	—
Currency translation adjustments	(1)	(7)	(8)	(7)	—	1	—	(22)
As at 31 December 2018	317	1,488	2,533	1,214	129	183	339	6,203
Adjustment for adoption of IFRS 16(A)	—	183	—	—	107	32	—	322
Additions	2	67	158	119	66	29	187	628
Disposals	(6)	(49)	(102)	(137)	(14)	(14)	—	(322)
Transfers and reclassifications	—	51	191	—	1	2	(245)	—
Currency translation adjustments	3	15	25	14	2	2	(2)	59
As at 31 December 2019	316	1,755	2,805	1,210	291	234	279	6,890
Accumulated depreciation:
As at 31 December 2017	—	(412)	(820)	(632)	(67)	(103)	—	(2,034)
Depreciation expense	—	(60)	(232)	(127)	(18)	(24)	—	(461)
Disposals	—	2	70	85	1	12	—	170
Currency translation adjustments	—	3	4	4	—	(1)	—	10
As at 31 December 2018	—	(467)	(978)	(670)	(84)	(116)	—	(2,315)
Depreciation expense	—	(106)	(223)	(158)	(64)	(36)	—	(587)
Disposals	—	14	72	136	6	13	—	241
Currency translation adjustments	—	2	(6)	(17)	(1)	(2)	—	(24)
As at 31 December 2019	—	(557)	(1,135)	(709)	(143)	(141)	—	(2,685)
Net book value:
As at 31 December 2017	312	1,041	1,608	571	51	74	180	3,837
As at 31 December 2018	317	1,021	1,555	544	45	67	339	3,888
As at 31 December 2019	316	1,198	1,670	501	148	93	279	4,205

(A)	Adjustment for the adoption of IFRS 16, “Leases” on 1 January 2019, as described in Note 2.
The Group leases land, office and warehouse space, computer hardware, machinery and equipment and vehicles under non-cancellable lease agreements most of which expire at various dates through to 2028. Some lease agreements contain standard renewal provisions that allow for renewal at rates equivalent to fair market value at the end of the lease term.
The following table summarises the net book value of right of use assets included within property, plant and equipment:

	31 December 2019	1 January 2019
	€ million	€ million
Buildings and improvements	188	208
Machinery, equipment and containers	23	5
Vehicle fleet	140	145
Furniture and office equipment	33	35
Total	384	393
Total additions to the right of use assets during 2019 were €127 million.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    141

The following table summarises depreciation charges relating to right of use assets recognised in the consolidated income statement during 2019:

31 December 2019
€ million
Buildings and improvements	39
Machinery, equipment and containers	5
Vehicle fleet	62
Furniture and office equipment	18
Total	124
During the year ended 31 December 2019, the total expense relating to low value and short-term leases was €10 million, which is primarily included in administrative expenses on the consolidated income statement.
The Group does not have any residual value guarantees in relation to its leases.
Note 8
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
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Finished goods	408	378
Raw materials and supplies	232	234
Spare parts	83	81
Total inventories	723	693
Write downs of inventories to net realisable value totalled €25 million and €23 million during the years ended 31 December 2019 and 31 December 2018, respectively, which were included in cost of sales on the consolidated income statement. None of the write downs were subsequently reversed.

142Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Note 9
Trade accounts receivable
The Group sells its products to retailers, wholesalers and other customers and extends credit, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted after the consolidated statement of financial position date.
Trade accounts receivable are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. The Group applies an expected credit loss reserve methodology to assess possible impairments. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue. The Group considers factors such as delinquency in payment, financial difficulties, payment history of the debtor as well as certain forward-looking macroeconomic indicators. The carrying amount of trade accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognised in the consolidated income statement. Credit insurance on a portion of the accounts receivable balance is also carried. Refer to Note 24 for further details on credit risk management.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Trade accounts receivable, gross	1,687	1,671
Allowance for doubtful accounts	(18)	(16)
Total trade accounts receivable	1,669	1,655
The following table summarises the ageing of trade accounts receivable, net of allowance for doubtful accounts, in the consolidated statement of financial position as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Not past due	1,560	1,483
Past due 1 - 30 days	54	112
Past due 31 - 60 days	5	8
Past due 61 - 90 days	8	11
Past due 91 - 120 days	4	11
Past due 121+ days	38	30
Total	1,669	1,655
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2017	(14)
Provision for impairment recognised during the year	(4)
Receivables written off during the year as uncollectible	2
As at 31 December 2018	(16)
Provision for impairment recognised during the year	(6)
Receivables written off during the year as uncollectible	4
As at 31 December 2019	(18)

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    143

Note 10
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
The following table summarises the cash and cash equivalents outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Cash at banks and on hand	170	279
Short-term deposits and securities	146	30
Total cash and cash equivalents	316	309
Cash and cash equivalents are held in the following currencies as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Euro	88	185
US dollar	27	6
British pound	124	33
Norwegian krone	44	26
Swedish krona	21	44
Other	12	15
Total cash and cash equivalents	316	309
There are no material restrictions on the Group’s cash and cash equivalents.
Note 11
Fair values
Fair value measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described as one of the following, based on the lowest level input that is significant to the fair value measurement as a whole:

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
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised within Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. Refer to Note 13 for further details regarding the Group’s borrowings.
The following table summarises the book value and fair value of the Group’s borrowings as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Fair value of borrowings	6,720	5,739
Book value of borrowings (Note 13)	6,421	5,618

144Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of its derivative contracts (including forwards, options, cross currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third party resource. Refer to Note 12 for further details about the Group’s derivatives.
The following table summarises the fair value of the derivative assets and liabilities as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Assets at fair value:
Derivatives (Note 12)	15	15
Liabilities at fair value:
Derivatives (Note 12)	41	71
For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Note 12
Hedging activities
Derivative financial instruments
The Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk, commodity price risk and interest rate risk. All derivative financial instrument assets and liabilities are recorded at fair value on the consolidated statement of financial position. The Group does not use derivative financial instruments for trading or speculative purposes and all hedge ratios are on a 1:1 basis. At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecasted transaction. Further information on the Group’s risk management strategy and objective can be found in Note 24. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in maintaining the risk management objective. Where critical terms match, the Group uses a qualitative assessment to ensure initial and ongoing effectiveness criteria. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.
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

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    145

The following table summarises the fair value of the assets and liabilities related to derivative financial instruments and the respective line items in which they were recorded in the consolidated statement of financial position as at the dates presented. All derivative instruments are classified as Level 2 within the fair value hierarchy. Discussion of the Group’s other financial assets and liabilities is contained elsewhere in these financial statements. Refer to Note 9 for trade accounts receivable, Note 14 for trade and other payables, Note 13 for borrowings and Note 19 for amounts receivable and payable with related parties.

		31 December 2019	31 December 2018
Hedging instrument	Location – statement of financial position	€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative assets	—	1
Commodity contracts	Non-current derivative assets	3	—
Foreign currency contracts	Current derivative assets	6	9
Commodity contracts	Current derivative assets	4	3
	Total	13	13
Derivatives not designated as hedging instruments:
Commodity contracts	Non-current derivative assets	—	1
Commodity contracts	Current derivative assets	2	1
	Total	2	2
Total assets		15	15
Liabilities:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative liabilities	9	49
Commodity contracts	Non-current derivative liabilities	4	1
Foreign currency contracts	Current derivative liabilities	10	1
Commodity contracts	Current derivative liabilities	17	17
	Total	40	68
Derivatives not designated as hedging instruments:
Commodity contracts	Non-current derivative liabilities	—	1
Foreign currency contracts	Current derivative liabilities	1	—
Commodity contracts	Current derivative liabilities	—	2
	Total	1	3
Total liabilities		41	71
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
The net notional amount of outstanding currency related cash flow hedges was €1.2 billion as at 31 December 2019 and €1.3 billion as at 31 December 2018. The net notional amount of outstanding commodity related cash flow hedges was €0.5 billion as at 31 December 2019 and €0.2 billion as at 31 December 2018. Outstanding cash flow hedges as at 31 December 2019 are expected to settle and affect profit or loss between 2020 and 2022.

146Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

	Notional maturity profile
	Total	Less than one year	1 to 3 years	3 to 5 years
Cash flow hedges	€ million	€ million	€ million	€ million
Foreign currency	1,214	196	526	492
As at 31 December 2017	1,214	196	526	492
Foreign currency	1,255	227	1,028	—
Commodity	237	212	25	—
As at 31 December 2018	1,492	439	1,053	—
Foreign currency	1,211	643	568	—
Commodity	459	246	213	—
As at 31 December 2019	1,670	889	781	—
The Group recognised within other comprehensive income €10 million net gains, €33 million net gains and €116 million net losses for the years ended 31 December 2019, 31 December 2018 and 31 December 2017 respectively, related to changes in the fair values of outstanding cash flow hedges. The amount of ineffectiveness associated with these cash flow hedges was not material during any year presented within these financial statements.
The following table summarises the net of tax effect for cash flow hedges that settled for the periods presented within the consolidated income statement:

		Amount of (gain) loss reclassified from the hedging reserve into profit
		31 December 2019	31 December 2018	31 December 2017
Cash flow hedging instruments	Location – income statement	€ million	€ million	€ million
Foreign currency contracts	Cost of sales	—	4	7
Commodity contracts	Cost of sales	(17)	—	—
Foreign currency contracts(A)	Non-operating items	18	43	(123)
Total		1	47	(116)
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
The notional amount of outstanding non-designated commodity hedges was €30 million and €31 million as at 31 December 2019 and 31 December 2018, respectively. Outstanding commodity hedges as at 31 December 2019 are expected to settle and affect profit or loss during 2020.
The notional amount of outstanding non-designated short-term foreign currency contracts associated with intercompany loans and trade payables denominated in non-functional currencies was €11 million and €57 million as at 31 December 2019 and 31 December 2018, respectively. Outstanding non-designated foreign currency hedges as at 31 December 2019 are expected to settle and affect profit or loss during 2020.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    147

The following table summarises the gains (losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented:

		31 December 2019	31 December 2018	31 December 2017
Non-designated hedging instruments	Location – income statement	€ million	€ million	€ million
Commodity contracts	Cost of sales	—	1	20
Commodity contracts	Selling and distribution expenses	5	—	(2)
Foreign currency contracts(A)	Non-operating items	(2)	(4)	13
Total		3	(3)	31
(A) The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Net investment hedges
Prior to the Merger, the Group entered into foreign currency forwards, options and foreign currency denominated borrowings designated as net investment hedges of its foreign subsidiaries. Changes in the fair value of these hedges resulting from currency exchange rate changes were recognised as a component of other reserves on the consolidated statement of financial position to offset the change in the carrying value of the net investment being hedged. All outstanding net investment hedges were settled prior to the Merger. Although the Group had no net investment hedges in place as at 31 December 2019 or 31 December 2018, it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
As a result of US tax law changes, in 2017, the Group recognised a deferred tax benefit of €27 million in other reserves related to the deferred gain on net investment hedges.

148Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Note 13
Borrowings and leases
Borrowings
Borrowings are initially recognised at fair value, net of issuance costs incurred. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortisation of transaction costs, premiums and discounts is recognised as part of finance costs within the consolidated income statement.
Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Non-current:
US$525 million 3.50% Notes 2020	—	456
US$250 million 3.25% Notes 2021	221	216
US$300 million 4.50% Notes 2021	266	261
€350 million Floating Rate Note 2021(A)	350	350
€700 million 0.75% Notes 2022	698	697
€350 million 2.63% Notes 2023	348	348
€500 million 1.13% Notes 2024	496	495
€350 million 2.38% Notes 2025	347	346
€250 million 2.75% Notes 2026	248	248
€500 million 1.75% Notes 2028	493	493
€400 million 1.50% Notes 2027	396	395
€500 million 1.88% Notes 2030	495	495
€500 million 1.13% Notes 2029	493	—
€500 million 0.70% Notes 2031	495	—
Term loan 2019-2021(B)	—	274
Lease obligations(C)	276	53
Total non-current borrowings	5,622	5,127
Current:
US$525 million 3.50% Notes 2020	467	—
€350 million 2.00% Notes 2019	—	349
EUR commercial paper	221	120
Lease obligations(C)	111	22
Total current borrowings	799	491

(A)	Floating rate calculated as 3 months Euribor plus 18 basis points with a minimum 0%.

(B)	Between May and August 2019, there were a number of early repayments on the term loan prior to maturity. The term loan was fully repaid in August 2019.

(C)
As at 31 December 2019, amounts represent the present value of the majority of the Group’s lease obligations, including the effects of adopting IFRS 16. Refer to Note 2 for further details. As at 31 December 2018, amounts only include the Group’s finance lease obligations.

Borrowings are stated net of unamortised financing fees of €23 million and €24 million, as at 31 December 2019 and 31 December 2018, respectively.
Credit facilities
The Group has amounts available for borrowing under a €1.5 billion multi currency credit facility with a syndicate of ten banks. This credit facility matures in 2024 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2019, the Group had no amounts drawn under this credit facility.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    149

Cash flows from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings	Borrowings, less current portion	Total
	€ million	€ million	€ million
As at 31 December 2017	274	5,474	5,748
Changes from financing cash flows
Proceeds from third party borrowings, net	—	398	398
Changes in short-term borrowings	(131)	—	(131)
Repayments on third party borrowings	—	(426)	(426)
Payment of principal on lease obligations(A)	(18)	—	(18)
Capitalised discount/premium	—	(2)	(2)
Other financing activities	—	(8)	(8)
Other non-cash changes
Amortisation of discount, premium and issue costs	—	8	8
Lease additions	1	5	6
Currency translation	1	42	43
Reclassifications	364	(364)	—
Total changes	217	(347)	(130)
As at 31 December 2018	491	5,127	5,618
Changes from financing cash flows
Proceeds from third party borrowings, net	—	987	987
Changes in short-term borrowings	101	—	101
Repayments on third party borrowings	(350)	(275)	(625)
Payment of principal and interest on lease obligations(A)	(132)	—	(132)
Other non-cash changes
Amortisation of discount, premium and issue costs	1	9	10
Lease additions	20	102	122
Lease operating liability recognised as at 1 January 2019(B)	92	230	322
Currency translation	9	9	18
Reclassifications	567	(567)	—
Total changes	308	495	803
As at 31 December 2019	799	5,622	6,421

(A)
As a result of the adoption of IFRS 16 on 1 January 2019, the majority of the Group’s lease obligations are now presented on the balance sheet as right of use (ROU) assets in property, plant and equipment. Cash outflows relating to operating leases had previously been presented in net cash flows from operating activities and, from 1 January 2019, these equivalent cash flows are now included as cash flows from financing activities. During the year ended 31 December 2019, total cash outflows from lease payments are payments of principal on lease obligations for €128 million and payments of interest charged on lease obligation for €4 million. In 2018, while our operating lease cash flows were presented as operating cash flows, our finance lease cash flows were included within financing activities.

(B)	Adjustment for the adoption of IFRS 16, “Leases” on 1 January 2019, as described in Note 2.
Cash flows from financing activities includes €36 million, €34 million and €36 million of cash received related to income on a cross currency swap for 2019, 2018 and 2017, respectively.

150Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Note 14
Trade and other payables
Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the reporting period, which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method. Trade payables are non-interest bearing and are normally settled between 30 to 60 days.
The Group participates in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these programmes are recorded as deductions from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. When these allowances are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume. The costs of these off-invoice customer marketing costs totalled €3.2 billion, €3.0 billion and €2.9 billion for 2019, 2018 and 2017, respectively.
The following table summarises trade and other payables as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Trade accounts payable	1,138	1,105
Accrued customer marketing costs	701	753
Accrued deposits	274	282
Accrued compensation and benefits	234	269
Accrued taxes	251	273
Other accrued expenses	187	146
Total trade and other payables	2,785	2,828
Note 15
Post-employment benefits
The cost of providing benefits is determined using the projected unit credit method with actuarial valuations being carried out at the end of each annual reporting period. All remeasurements of the defined benefit obligation, such as actuarial gains and losses and return on plan assets, are recognised directly in other comprehensive income. Remeasurements recognised in other comprehensive income are reflected immediately in retained earnings and are not reclassified to profit or loss. Service costs are presented within cost of sales, selling and distribution expenses and administrative expenses in the consolidated income statement. Past service costs are recognised immediately within cost of sales, selling and distribution expenses and administrative expenses in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest cost is presented within finance costs or finance income, as applicable, in the consolidated income statement. The defined benefit obligation recognised in the consolidated statement of financial position represents the present value of the estimated future cash outflows, using interest rates of high quality corporate bonds which have terms to maturity approximating the terms of the related liability.
For termination benefits the Group recognises termination benefits at the earlier of the following dates: (1) when the Group can no longer withdraw the offer of those benefits and (2) when the Group recognises costs for a restructuring that is within the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for those benefits.
The following table summarises our non-current employee benefit liabilities as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Retirement benefit obligation	178	89
Other employee benefit liabilities	43	53
Total non-current employee benefit liabilities	221	142

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    151

Defined benefit plans
The Group sponsors a number of defined benefit pension plans in Belgium, France, Germany, Great Britain, Luxembourg and Norway, of which the Great Britain plan (GB Scheme) and Germany plans (Pension Plan 1 and Pension Plan 2) are the most significant.
The GB Scheme’s defined benefit obligation includes benefits for current employees, former employees and current pensioners. The level of benefits provided (funded final salary pension) depends on the member’s length of service and salary at retirement age. Part of the pension may be exchanged for a tax free cash lump sum. The GB Scheme was closed to new members with effect from 1 October 2005 and is administered by a separate board of trustees, which is legally separate from the Group. The board of trustees is composed of representatives of both the employer and employees. The board of trustees is required by law to act in the interest of all relevant beneficiaries and is responsible for the investment policy with regard to the assets plus the day to day administration of the benefits.
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary, which is used as the basis of determining the Group’s future contributions to the plan. The latest triennial valuation was carried out as at 5 April 2019 and has been updated to 31 December 2019 to reflect our defined benefit obligation, for known events and changes in market conditions as allowed under IAS 19 “Employee Benefits”. Following the 2019 triennial actuarial results and in light of the funding status of the plan, it has been agreed between the Group and the trustees of the GB Scheme that the annual additional £13 million funding requirement, which had previously been determined as an outcome of the 2016 triennial valuation, will be discontinued.
Germany’s defined benefit pension plans are open to existing members but closed to new entrants. The defined benefit includes benefits for current employees, former employees and current pensioners. Pension Plan 1 has elements of a final salary pension for past service and a career average formula for new accruals. It is funded through a support fund administered by an insurance company. Pension Plan 2 is administered by the Group with the plan being covered by a Contractual Trust Arrangement (CTA) and a single reinsurance contract. The Group is responsible for paying obligations. There is no external board of trustees. The insurer shares some responsibility for plan assets, investment policy and administration. The latest annual valuation for Plan 1 was 31 December 2018 updated to the balance sheet date of these consolidated financial statements and for Plan 2 it was 31 December 2019.
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

Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Service cost	46	52	53
Past service cost	3	—	(3)
Net interest cost	1	1	3
Administrative expenses	2	2	2
Total cost	52	55	55

152Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Actuarial (gain)/loss on defined benefit obligation arising during the period	282	(120)	30
Return on plan assets (greater)/less than discount rate	(203)	118	(121)
Net charge to other comprehensive income	79	(2)	(91)
Benefit obligation and fair value of plan assets
The following table summarises the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	31 December 2019	31 December 2018
	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	1,872	1,969
Service cost	46	52
Past service cost	3	—
Interest costs on defined benefit obligation	44	42
Plan participants contribution	26	47
Actuarial loss/(gain) - experience	(13)	(5)
Actuarial loss/(gain) - demographic assumptions	11	(35)
Actuarial loss/(gain) - financial assumptions	284	(80)
Benefit payments	(111)	(110)
Administrative expenses	2	2
Currency translation adjustments	72	(10)
Benefit obligation at end of plan year	2,236	1,872
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	1,804	1,898
Interest income on plan assets	43	41
Return on plan assets greater/(less) than discount rate	203	(118)
Plan participants contributions	26	47
Employer contributions	61	56
Benefit payments	(111)	(110)
Currency translation adjustment	70	(10)
Fair value of plan assets at end of plan year	2,096	1,804
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at 31 December 2019 is 22 years, out of which the GB Scheme represents 23 years and Germany plans represent 16 years.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	31 December 2019	31 December 2018
	€ million	€ million
Net benefit status:
Present value of obligation	(2,236)	(1,872)
Fair value of assets	2,096	1,804
Net benefit status:	(140)	(68)
Retirement benefit surplus	38	21
Retirement benefit obligation	(178)	(89)
The GB Scheme and Germany plans represented approximately 74.0% and 15.3% of the present value of the obligation and 75.2% and 16.8% of the fair value of assets as at 31 December 2019, respectively.
The surplus for 2019 and 2018, which is primarily related to Germany Pension Plan 2, is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan. Refer to Note 23.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    153

Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	31 December 2019	31 December 2018
Financial assumptions	%	%
Discount rate	1.7	2.5
Rate of compensation increase	2.9	3.1
Rate of price inflation	2.7	2.9

Demographic assumptions (weighted average)(A)	31 December 2019	31 December 2018
Retiring at the end of the reporting period
Male	21.2	21.3
Female	23.8	23.9
Retiring 15 years after the end of the reporting period
Male	22.2	22.3
Female	24.9	25.0

(A)	These assumptions translate into an average life expectancy in years, post-retirement, for an employee retiring at age 65.
The following table summarises the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption		Decrease in assumption
Principal assumptions		2019	2018	2019	2018
Discount rate	0.5%	(9.3)	(8.6)	10.6	9.8
Rate of compensation increase	0.5%	2.4	2.4	(2.2)	(2.2)
Rate of price inflation	0.5%	7.6	8.1	(8.5)	(6.6)
Mortality rates	1 year	3.4	2.9	(3.5)	(3.0)
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
Pension plan assets
There are formal investment policies for the assets associated with our pension plans. Policy objectives include (1) maximising long-term return at acceptable risk levels; (2) diversifying among asset classes, if appropriate, and among investment managers; and (3) establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans and include requirements designed to mitigate risk, including quality and diversification standards. Asset allocation targets are based on periodic asset liability and/or risk budgeting study results, which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

154Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

The following tables summarise pension plan assets measured at fair value as at the dates presented:

	Total 31 December 2019	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities(A):	1,024	1,024	—
Fixed-income securities(B):
Corporate bonds and notes	75	48	27
Government bonds	445	445	—
Cash and other short-term investments(C)	20	20	—
Other investments:
Real estate funds(D)	329	34	295
Insurance contracts(E)	203	—	203
Total	2,096	1,571	525

	Total 31 December 2018	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities:(A)	827	827	—
Fixed-income securities:(B)
Corporate bonds and notes	67	43	24
Government bonds	384	384	—
Cash and other short-term investments(C)	7	7	—
Other investments:
Real estate funds(D)	293	27	266
Insurance contracts(E)	226	—	226
Total	1,804	1,288	516

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

(B)
Investments other than those held in common trust funds and collective funds are valued using a market approach. The value of such assets is primarily sourced from broker quotes in active markets. Bonds are held mainly in the currency of the geography of the plan.

(C)	Cash and other short-term investments are valued at €1.00/unit, which approximates fair value. Amounts are generally invested in cash, actively managed common trust funds or interest bearing accounts.

(D)
Real estate funds, mainly related to the GB Scheme, are valued at the net asset value per share. For quoted funds, the calculation is based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date. For unquoted funds, this is calculated using the most recent partnership financial reports, adjusted, as appropriate, for any lag between the date of the financial reports and the measurement date (as of 31 December 2019, it is not probable that these investments will be sold at an amount other than net asset value).

(E)
Insurance contracts exactly match the amount and timing of certain benefits, therefore the fair value of these insurance policies is deemed to be the present value of the related obligations. The significant majority of these are reinsurance contracts relating to benefit arrangements in Germany.

Contributions
To support a long-term funding arrangement, during 2019 the Group entered into a partnership agreement with the GB Scheme, the CCEP Scottish Limited Partnership (the Partnership). Certain property assets in Great Britain, with a market value of £171 million were transferred into the Partnership and subsequently leased back to the Group’s operating subsidiary in Great Britain. The GB Scheme receives semi-annual distributions from the Partnership, increasing each year at a fixed cumulative rate of 3% through 2034. The Group exercises control over the Partnership and as such it is fully consolidated in these consolidated financial statements. Under IAS 19, the investment held by the GB Scheme in the Partnership does not represent a plan asset for the purposes of these consolidated financial statements. Similarly, the associated liability is not included in the consolidated statement of financial position, rather the distributions are recognised when paid as a contribution to the plan assets of the scheme.
Contributions to pension plans totalled €61 million, €56 million and €58 million during the years ended 31 December 2019, 31 December 2018 and 31 December 2017, respectively. Included within the 2019 contribution is €5 million relating to the Partnership agreement. The Group expects to make contributions of €53 million for the full year ending 31 December 2020.
Other employee benefit liabilities
In certain territories, the Group has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time) employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €17 million and €19 million as at 31 December 2019 and 31 December 2018, respectively, and is included within the current portion of employee benefit liabilities. The non-current portion of these liabilities totalled €43 million and €53 million as at 31 December 2019 and 31 December 2018, respectively, and is included within employee benefit liabilities.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    155

Defined contribution plans
The Group sponsors qualified defined contribution plans covering substantially all of our employees in Iceland, the Netherlands, Norway, Spain and certain employees in Great Britain. Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €26 million, €27 million and €25 million during the year ended 31 December 2019, 31 December 2018 and 31 December 2017, respectively.
Note 16
Equity
Share capital
As at 31 December 2019, the Company has issued and fully paid 456,399,877 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of Shares	Share capital
	millions	€ million
As at 1 January 2017	483	5
Issuances of Shares	2	—
As at 31 December 2017	485	5
Issuance of Shares	3	—
Cancellation of Shares	(13)	—
As at 31 December 2018	475	5
Issuance of Shares	2	—
Cancellation of Shares	(21)	—
As at 31 December 2019	456	5
The share capital increased in 2019, 2018 and 2017 from the issue of 2,092,404, 2,763,238 and 1,510,032 Shares, respectively, following the exercise of share-based payment awards.
In connection with the share buyback programme that commenced in 2018, 20,612,593 and 12,429,600 Shares were cancelled in 2019 and 2018, respectively.
Share premium
The share premium account increased by cash received for the exercise of options by €26 million for 2019, €25 million for 2018 and €13 million for 2017.
Merger reserves
The consideration transferred to acquire CCIP and CCEG qualified for merger relief under the Companies Act. As such, the excess consideration transferred over nominal value was required to be excluded from the share premium account and recorded to merger reserves.
Share buyback programme
On 12 September 2018, the Company announced a share buyback programme of up to €1.5 billion. The maximum number of Shares authorised for repurchase at the Company’s 2018 Annual General Meeting was 48,507,819. The Company entered into agreements to purchase its own Shares as part of this share buyback programme.
For the year ended 31 December 2019, 20,612,593 Shares were repurchased by the Company and cancelled. The total cost of the repurchased Shares of €1,005 million, including €5 million of directly attributable tax costs, was deducted from retained earnings. As a result of the cancellation, €0.2 million was transferred from share capital to a capital redemption reserve (disclosed within other reserves), representing the nominal value of the Shares cancelled.
Other reserves
The following table summarises the balances in other reserves (net of tax) as at the dates presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Cash flow hedge reserve	(17)	(26)	(12)
Net investment hedge reserve	197	197	197
Foreign currency translation adjustment reserve	(629)	(723)	(688)
Total other reserves	(449)	(552)	(503)
Movements, including the tax effects, in these accounts through 31 December 2019 are included in the consolidated statement of comprehensive income.

156Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Dividends
Dividends are recorded within the Group’s consolidated financial statements in the period in which they are paid.

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
First half 2019 dividend: €0.62 per Share(A)	290	252	286
Second half 2019 dividend: €0.62 per Share(B)	284	261	203
Total dividend on ordinary shares paid	574	513	489

(A)
Dividends of €0.26 and  €0.17 per Share were declared in the first quarter of 2018 and 2017, respectively. Dividends of €0.26 and €0.21 per Share were declared in the second quarter of 2018 and 2017, respectively. The dividend within the second quarter of 2017 was made up of two payments.

(B)
Dividends of €0.26 and €0.21 per Share were declared in the third quarter of 2018 and 2017, respectively. Dividends of €0.28 and €0.21 per Share were declared in the fourth quarter of 2018 and 2017, respectively.

In 2019, there was no additional accrual in relation to dividends for restricted stock units and performance share units. Additionally, €2 million was accrued in both 2018 and 2017.
Note 17
Total operating costs
The following table summarises the significant cost items by nature within operating costs for the years presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Cost of inventory recognised as an expense	5,147	4,901	5,021
Write down of inventories (Note 8)	25	23	25
Employee costs(A)	1,771	1,768	1,719
Distribution costs	664	637	595
Depreciation of property, plant and equipment, excluding restructuring	549	446	426
Amortisation of intangible assets (Note 6)	52	51	47
Out of period mark-to-market effects on undesignated derivatives	(2)	8	(6)
Merger related costs	—	—	4
Restructuring charges, including accelerated depreciation(B)	130	274	235

	31 December 2019	31 December 2018	31 December 2017
(A) Employee costs	€ million	€ million	€ million
Wages and salaries	1,370	1,360	1,317
Social security costs	289	290	290
Pension and other employee benefits	112	118	112
Total employee costs	1,771	1,768	1,719
Directors’ remuneration information is disclosed in the Directors’ Remuneration Report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2019	2018	2017
	No. in thousands	No. in thousands	No. in thousands
Commercial	7.6	7.7	7.7
Supply chain	13.1	13.1	13.5
Support functions	2.6	2.7	2.3
Total average staff employed	23.3	23.5	23.5

	31 December 2019	31 December 2018	31 December 2017
(B) Restructuring	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 22)	80	236	186
Amount of provision unused (Note 22)	(15)	(23)	(22)
Accelerated depreciation and non-cash costs	39	22	33
Other cash costs(A)	26	39	38
Total restructuring costs	130	274	235

(A)	Other cash costs primarily relate to professional fees, which include consultancy costs, legal fees and other costs associated with restructuring.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    157

Restructuring costs charged in arriving at operating profit for the years presented include restructuring costs arising under the following programmes and initiatives:
Transformation of cold drink operations
During 2019, the Group commenced a transformation project relating to our cold drink operations aimed at delivering a modern, differentiated and versatile equipment fleet to optimise net cooler placements throughout our markets. As part of this strategy, capital expenditure on cold drink equipment will focus on the introduction of a new, more cost effective cooler, whilst reducing maintenance and refurbishment support spending on our older equipment. As a result of the operational impact of the strategic changes, a restructuring charge was recognised in the period of €53 million, primarily relating to the write down and accelerated depreciation of aged cold drink equipment assets.
Supply chain site closure in Iberia
In 2016, as required by a Supreme Court ruling, CCIP created a new logistics centre (COIL) in Fuenlabrada, Spain and re-employed many of the workers who had been subject to a 2014 collective dismissal process at the same location. Following subsequent discussions with employee representatives, in November 2018 a COIL shutdown agreement was signed which effected the closure of the facility. For the year ended 31 December 2018, the Group recorded a related restructuring expense of €112 million, primarily related to severance costs. No further expenses were recognised in 2019.
Supply chain site closure in GB
In January 2018, as part of productivity initiatives in Great Britain, the Group announced proposals to close its manufacturing site in Milton Keynes and distribution centre in Northampton. The closures occurred during 2019. During the years ended 31 December 2019 and 31 December 2018, the Group recorded total expense of €20 million, primarily related to severance costs and accelerated depreciation, partially offset by gain on sale of the manufacturing site in Milton Keynes. As at 31 December 2019 the programme is substantially complete.
Commercial restructuring initiatives
In 2018, commercial restructuring initiatives were announced in Germany relating to the full service vending business and in, 2019, commercial and supply chain restructuring initiatives relating to operational productivity. During the year ended 31 December 2019, the Group recorded expenses of €24 million in Germany for these initiatives, primarily related to severance costs. Total costs of these programmes are expected to be €40 million and these programmes will be substantially completed by 31 December 2020.
CCEP integration and synergy programme
In 2016, the Group announced several restructuring proposals to facilitate and enable the integration of CCE, CCIP and CCEG following the Merger. Restructuring activities included those related to supply chain improvements such as network optimisation, productivity initiatives, continued facility rationalisation in Germany and end to end supply chain organisational design. Restructuring plans also included transferring Germany transactional related activities to the Group’s shared service centres in Bulgaria and other central function initiatives. The Group also initiated the relocation of Atlanta based headquarters roles to Europe. In 2017, the Group announced additional restructuring proposals, including the optimisation of manufacturing, warehouse and labour productivity, cold drink operational practices and facilities, further facility rationalisation in Germany and supply chain organisational design improvements such as route to market. These proposals also included the transfer of additional activities to the Group’s shared service centres in Bulgaria and other central function initiatives. The programme was completed during 2019.
Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	31 December 2019	31 December 2018	31 December 2017
	€ thousand	€ thousand	€ thousand
Audit of Parent Company and consolidated financial statements(A)	2,737	2,401	2,383
Audit of the Company’s subsidiaries	3,430	3,719	4,167
Total audit	6,167	6,120	6,550
Audit-related assurance services(B)	1,106	976	1,187
Other assurance services	236	101	115
Total audit and audit-related assurance services	7,509	7,197	7,852
All other services(C)	123	1,180	90
Total non-audit or non-audit-related assurance services	123	1,180	90
Total audit and all other fees	7,632	8,377	7,942

(A)	Fees in respect of the audit of the accounts of the Company, including the Group's consolidated financial statements.

(B)
Includes professional fees for interim reviews, reporting on internal financial controls, services related to the transaction entered into with CCE, TCCC, CCIP and CCEG, issuance of comfort letters for debt issuances, regulatory inspections, certain accounting consultations and other attest engagements.

(C)	Represents fees for all other allowable services.

158Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Note 18
Finance costs
Finance costs are recognised in the consolidated income statement in the period in which they are incurred, with the exception of general and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Borrowing costs are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised within the consolidated income statement in the period in which they are incurred based upon the effective interest rate method. Interest income is recognised using the effective interest rate method.
The following table summarises net finance costs for the years presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Interest income(A)	49	47	48
Interest expense on external debt(A)	(137)	(134)	(141)
Other finance costs(B)	(8)	(6)	(7)
Total finance costs, net	(96)	(93)	(100)

(A)
Includes interest income and expense amounts, as applicable, on cross currency swaps used to hedge USD debt. Interest swap income amounts to €36 million, €34 million and €36 million for 2019, 2018 and 2017, respectively. Refer to Note 12 for further details.

(B)	Other finance costs principally include amortisation of the discount on external debt.
Note 19
Related party transactions
For the purpose of these consolidated financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with TCCC
TCCC exerts significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2019, 19.3% of the total outstanding Shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through to 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10 year renewal. Additionally, two of the Group’s 17 Directors are nominated by TCCC.
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
Marketing support funding programmes granted to the Group provide financial support principally based on product sales or on the completion of stated requirements and are intended to offset a portion of the costs of the programmes.
Payments from TCCC for marketing programmes to promote the sale of products are classified as a reduction in cost of sales, unless the presumption that the payment is a reduction in the price of the franchisors’ products can be overcome. Payments for marketing programmes are recognised as product is sold.
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Amounts affecting revenue(A)	66	59	61
Amounts affecting cost of sales(B)	(2,962)	(2,860)	(2,829)
Amounts affecting operating expenses(C)	(22)	(18)	(1)
Total net amount affecting the consolidated income statement	(2,918)	(2,819)	(2,769)
(A) Amounts principally relate to fountain syrup and packaged product sales.
(B) Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
(C) Amounts principally relate to certain costs associated with new product development initiatives.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    159

The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	31 December 2019	31 December 2018
	€ million	€ million
Amounts due from TCCC	103	101
Amounts payable to TCCC	233	166
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. There have been no guarantees provided or received for any TCCC receivables or payables. Receivables from TCCC are considered to be recoverable and no expense was incurred as a result of outstanding receivables due from TCCC for the years ended 31 December 2019, 31 December 2018 and 31 December 2017.
Transactions with Cobega companies
Cobega, S.A. (Cobega) exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As a result of the consummation of the Merger, Cobega, who previously owned 56% of CCIP, indirectly owned 20.4% of the total outstanding Shares in the Group as at 31 December 2019 through its ownership interest in Olive Partners, S.A.. Additionally, five of the Group’s 17 Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.
The principal transactions with Cobega are for the purchase of packaging materials, juice concentrate and maintenance services for vending machines. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Amounts affecting revenue(A)	1	3	3
Amounts affecting cost of sales(B)	(68)	(85)	(80)
Amounts affecting operating expenses(C)	(10)	(14)	(16)
Total net amount affecting the consolidated income statement	(77)	(96)	(93)
(A) Amounts principally relate to packaged product sales.
(B) Amounts principally relate to the purchase of packaging materials and concentrate.
(C) Amounts principally relate to certain costs associated with maintenance and repair services.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	31 December 2019	31 December 2018
	€ million	€ million
Amounts due from Cobega	3	6
Amounts payable to Cobega	16	25
There are no significant transactions with other related parties in the periods presented.
Transactions with key management personnel
Key management personnel are the members of the Board of Directors and the members of the Executive Leadership Team. The following table summarises the total remuneration paid or accrued during the reporting period related to key management personnel:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	35	23	18
Post-employment benefits	1	1	1
Share-based payments	9	9	8
Total	45	33	27
(A) Short-term employee benefits include wages, salaries and social security contributions, paid annual leave and paid sick leave, paid bonuses and non-monetary benefits (such as medical care and cars).
The Group did not have any loans with key management personnel and was not party to any other transactions with key management personnel during the periods presented.

160Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Note 20
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

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    161

2019, 2018 and 2017 results
The following table summarises the major components of income tax expense for the periods presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Current income tax:
Current income tax charge	330	315	294
Adjustment in respect of current income tax from prior periods	(20)	4	—
Total current tax	310	319	294
Deferred tax:
Relating to the origination and reversal of temporary differences	45	21	196
Adjustment in respect of deferred income tax from prior periods	6	(6)	(3)
Relating to changes in tax rates or the imposition of new taxes	3	(38)	(16)
Total deferred tax	54	(23)	177
Income tax charge per the consolidated income statement	364	296	471
The following table summarises the taxes on items recognised in other comprehensive income (OCI) and directly within equity for the periods presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Taxes charged (credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges	2	(3)	—
Deferred tax on net gain/loss on net investment hedges	—	(41)	(27)
Current tax on net gain/loss on net investment hedges	—	41	—
Deferred tax on net gain/loss on pension plan remeasurements	(12)	—	18
Total taxes charged (credited) to OCI	(10)	(3)	(9)
Taxes charged (credited) to equity:
Deferred tax charge (credit): share-based compensation	(2)	12	(12)
Current tax charge (credit): share-based compensation	(4)	(5)	(2)
Total taxes charged (credited) to equity	(6)	7	(14)
The effective tax rate was 25.0%, 24.6% and 40.6% for the years ended 31 December 2019, 31 December 2018 and 31 December 2017, respectively. The parent company of the Group is a UK company. Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	31 December 2019	31 December 2018	31 December 2017
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	1,452	1,205	1,159
Tax expense at the UK statutory rate	276	229	223
Taxation of foreign operations, net(A)	89	81	86
Non-deductible expense items for tax purposes	4	30	7
Rate and law change benefit, net(B)(C)(D)(E)(F)	3	(38)	(16)
Deferred taxes not recognised	6	(4)	174
Adjustment in respect of prior periods	(14)	(2)	(3)
Total provision for income taxes	364	296	471
(A) This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 19% (2018: 19%, 2017: 19.25%), with the benefit of some income being fully or partially exempt from income taxes due to various operating and financing activities.
(B) In 2019, France enacted two law changes that decelerated the trajectory of the rate reduction from 33.33% to 25% effective for tax years beginning on or after 1 January 2019. The Group recognised a net deferred tax expense of €1 million to reflect the impact of these changes. In 2017, the Group had previously recognised a deferred tax benefit of €11 million to reflect the incremental rate reduction ultimately reaching 25% effective 1 January 2022.
(C) In 2018, the Netherlands enacted a staggered reduction in the tax rate from 25% in 2018 to 20.5% in 2021 and deferred tax balances were adjusted accordingly. The Group recognised a deferred tax benefit of €9 million to reflect the impact of the rate reduction. In 2019, the ultimate level to which the rate will reduce was increased to 21.7%. The Group has recognised a deferred tax expense of €2 million to reflect the impact of this amendment.
(D) In 2018, the Basque territory enacted a law change which reduced the rate of tax from 28% in prior years, to 26% in 2018 and 24% from 2019. Additionally, the rules relating to the use of tax credits changed. The Group recognised a deferred tax benefit of €23 million to reflect the impact of this change.
(E) In 2017, Belgium enacted an incremental corporate income tax rate reduction from 34%, ultimately reaching 25%, effective 1 January 2020. As a result, the Group recognised a deferred tax benefit of €20 million to reflect the impact of this change.
(F) In 2018, Sweden enacted an incremental corporate income tax rate reduction from 22%, ultimately reaching 20.6%, effective 1 January 2021. As a result, the Group recognised a deferred tax benefit of €5 million to reflect the impact of this change.

162Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the period presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2017	1,997	237	31	(14)	(83)	(28)	41	2,181
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(3)	(23)	28	10	(9)	11	1	15
Effect of tax rate changes on income statement	(40)	(1)	—	—	—	4	(1)	(38)
Amounts charged/(credited) directly to OCI (excluding effect of tax rate changes)	—	—	(44)	—	—	—	—	(44)
Amount charged/(credited) to equity (excluding effect of tax rate changes)	—	—	—	—	11	1	—	12
Effect of movements in foreign exchange	(5)	(1)	—	—	—	—	—	(6)
As at 31 December 2018	1,949	212	15	(4)	(81)	(12)	41	2,120
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	2	10	(10)	—	36	9	4	51
Effect of tax rate changes on income statement	2	1	—	—	—	—	—	3
Amounts charged/(credited) directly to OCI	—	—	2	—	(12)	—	—	(10)
Amount charged/(credited) to equity	—	—	—	—	(2)	—	—	(2)
Effect of movements in foreign exchange	13	1	—	—	—	—	—	14
As at 31 December 2019	1,966	224	7	(4)	(59)	(3)	45	2,176
The total net deferred tax liability of €2,176 million at 31 December 2019 is presented in the consolidated statement of financial position as deferred tax assets of €27 million and deferred tax liabilities of €2,203 million. Other net deferred tax liabilities as at 31 December 2019 include a €45 million liability arising on assets capitalised under IFRS but expensed for tax, and a €22 million liability related to purchase accounting on earlier transactions in an acquired entity.
Unrecognised tax items
The utilisation of tax losses and temporary differences carried forward, for which no deferred tax asset is currently recognised, is subject to the resolution of tax authority enquiries and the achievement of positive income in periods which are beyond the Group’s current business plan, and therefore this utilisation is uncertain. In respect of unused tax losses and other attributes carried forward, deferred tax assets of €493 million, €544 million and €569 million have not been recognised as at 31 December 2019, 31 December 2018 and 31 December 2017, respectively. As at 31 December 2019, the net recognised tax losses carried forward totalled €4 million. Of these, €3 million expire between 2026 and 2029. As at 31 December 2019, the Group recognised tax credits carried forward totalling €3 million, which expire between 2043 and 2049.
As at 31 December 2019, there are no taxable temporary differences associated with investments in subsidiaries.
Tax provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk. As at 31 December 2019, the carrying value of these provisions is included in Non-current tax liabilities, with the exception of €9 million, which is included in Current tax liabilities.
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

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    163

Note 21
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
During the years ended 31 December 2019, 31 December 2018 and 31 December 2017, compensation expense related to our share-based payment plans totalled €15 million, €17 million and €14 million, respectively.
Share options
Share options (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant, (2) generally vest in three annual tranches over a period of 36 months and (3) expire 10 years from the date of grant. Generally, when options are exercised, new Shares will be issued rather than issuing treasury Shares, if available. No options were granted during the years ended 31 December 2019, 31 December 2018 and 31 December 2017. All options outstanding as at 31 December 2019, 31 December 2018 and 31 December 2017 were valued and had exercise prices in US dollars.
The following table summarises our share option activity for the periods presented:

	2019		2018		2017
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	6,542	26.51	8,579	23.58	9,435	23.03
Granted	—	—	—	—	—	—
Exercised	(1,722)	17.33	(2,037)	14.16	(842)	17.48
Forfeited, expired or cancelled	(5)	19.23	—	—	(14)	24.61
Outstanding at end of year	4,815	29.80	6,542	26.51	8,579	23.58
Options exercisable at end of year	4,815	29.80	6,542	26.51	8,417	23.28
The weighted average Share price during the years ended 31 December 2019, 31 December 2018 and 31 December 2017 was US$52.73, US$41.91 and US$39.24, respectively.
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2019		2018		2017
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
5.00 to 15.00	—	—	713	0.84	1,987	1.37
15.01 to 25.00	1,681	2.31	2,459	2.94	2,882	3.98
25.01 to 40.00	3,134	4.59	3,370	5.84	3,710	6.85
Total	4,815	3.79	6,542	4.21	8,579	4.62

164Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

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
There were 0.3 million, 0.3 million and 0.4 million unvested RSUs outstanding with a weighted average grant date fair value of US$42.06, US$39.51 and US$44.05 as at 31 December 2019, 31 December 2018 and 31 December 2017, respectively.
PSU awards entitle the participant to the same benefits as RSUs. They generally vest subject to continued employment for a period of at least 36 months and the attainment of certain performance targets. There were 1.2 million, 1.2 million and 1.3 million of unvested PSUs with weighted average grant date fair values of US$42.53, US$42.66 and US$44.19 outstanding as at 31 December 2019, 31 December 2018 and 31 December 2017, respectively.
The 2015 PSUs contained only performance and service conditions and were paid out at 100% of the target award in 2019. In 2016, there was no award of PSUs.
The PSUs granted in 2017, 2018 and 2019 vest after three years and are subject to two equally weighted performance conditions: compound annual growth rate of earnings per share, and return on invested capital (ROIC), both measured over a three year period.
Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted Stock Units and Performance Share Units	2019	2018
Grant date fair value - service conditions (US$)	48.60	41.62
Grant date fair value - service and performance conditions (US$)	47.74	41.76
Note 22
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

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    165

Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2017	216	13	13	242
Charged/(credited) to profit or loss:
Additional provisions recognised	236	4	2	242
Unused amounts reversed	(23)	—	—	(23)
Utilised during the period	(206)	(1)	(2)	(209)
As at 31 December 2018	223	16	13	252
Charged/(credited) to profit or loss:
Additional provisions recognised	80	2	1	83
Unused amounts reversed	(15)	—	(2)	(17)
Utilised during the period	(121)	(1)	(1)	(123)
Translation	1	—	—	1
As at 31 December 2019	168	17	11	196
Non-current	35	17	2	54
Current	133	—	9	142
As at 31 December 2019	168	17	11	196

(A)	Other provisions primarily relate to property tax assessment provisions and legal reserves and are not considered material to the consolidated financial statements.
Restructuring provision
Restructuring provisions are recognised only when the Group has a constructive obligation, which is when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline, and the employees affected have been notified of the plan’s main features. These provisions are expected to be resolved by the time the related programme is substantively complete.
Refer to Note 17 for further details regarding our restructuring programmes, including expected completion date, total costs incurred and expected costs to be incurred.
Decommissioning provisions
Decommissioning liabilities relate to contractual or legal obligations to pay for asset retirement costs. The liabilities represent both the reinstatement obligations when the Group is contractually obligated to pay for the cost of retiring leased buildings and the costs for collection, treatment, reuse, recovery and environmentally sound disposal of cold drink equipment. Specific to cold drink equipment obligations, the Group is subject to, and operates in accordance with, the EU Directive on Waste Electrical and Electronic Equipment (WEEE). Under the WEEE, companies that put electrical and electronic equipment (such as cold drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery and disposal of their own products. Where applicable, the WEEE provision estimate is calculated using assumptions including disposal cost per unit, average equipment age and the inflation rate, to determine the appropriate accrual amount.
The period over which the decommissioning liabilities on leased buildings and cold drink equipment will be settled ranges from 1 to 10 years and 4 to 12 years, respectively.
Contingencies
Legal proceedings and tax matters
The Group is involved in various legal proceedings and tax matters and is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of loss for such contingencies is assessed and accrued as a liability and/or disclosed, as appropriate.
Guarantees
In connection with ongoing litigation in certain territories, guarantees of approximately €325 million have been issued to the authorities. The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation. In addition, we have approximately €50 million of guarantees issued to third parties through the normal course of business. The guarantees have various terms, and the amounts represents the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.

166Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Commitments
Commitments beyond 31 December 2019 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.3 billion as at 31 December 2019. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €175 million as at 31 December 2019. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.
Lease agreements
As at 31 December 2019, the Group had committed to a number of lease agreements that have not yet commenced. The minimum lease payments for these lease agreements totalled €15 million.
Note 23
Other assets
The following table summarises the Group’s other current assets as at the dates presented:

	31 December 2019	31 December 2018
Other current assets	€ million	€ million
Prepayments	65	47
VAT receivables	44	17
Miscellaneous receivables	132	114
Assets held for sale	18	15
Total other current assets	259	193
The following table summarises the Group’s other non-current assets as at the dates presented:

	31 December 2019	31 December 2018
Other non-current assets	€ million	€ million
VAT receivables	201	318
Retirement benefit surplus	38	21
Other	82	57
Total other non-current assets	321	396
VAT receivables
As at 31 December 2019, included within other non-current assets, the Group has a VAT receivable of €201 million, relating to the dispute that began in 2014 between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region) as to the responsibility for refunding the VAT to CCEP.
During the year ended 31 December 2019, the Group was refunded VAT of €126 million (including interest) related to 2018 and 2019. Those periods were blocked by the Spanish tax authorities but not subject to the Arbitration Board ruling. Under relevant tax laws in Spain, conflicts between jurisdictions are ruled by a special Arbitration Board and the refund of the VAT is mandated following the resolution of the issue at the Arbitration Board. However, to date, the Arbitration Board has not ruled on the issue and Spanish legislation offers limited mechanisms for a taxpayer to force the expedition of matters before the Arbitration Board. The outstanding VAT receivable as at 31 December 2019 remains classified as non-current due to the continued delay in the resolution of the matter by the Arbitration Board. We believe it remains a certainty that the amount due plus interest will be refunded to CCEP once the Arbitration Board rules.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    167

Note 24
Financial risk management
Financial risk factors, objectives and policies
The Group’s activities expose it to several financial risks including market risk, credit risk and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create on the Group’s future cash flows. Such policies are developed and approved by the Group’s treasury and commodities risk committee, through the authority delegated to it by the Board.
Market risk
Market risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices and includes interest rate risk, currency risk and other price risk such as commodity price risk. Market risk affects outstanding borrowings, as well as derivative financial instruments.
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings. To manage interest rate risk, the Group maintains a significant proportion of its borrowings at fixed rates. Approximately 91% and 87% of the Group’s interest bearing borrowings was comprised of fixed rate borrowings at 31 December 2019 and 31 December 2018, respectively. The Group has not entered into any interest rate swap agreements or other such instruments to hedge its interest rate risk during the periods presented.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended 31 December 2019, 31 December 2018 and 31 December 2017, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €4 million, €6 million and €12 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt. This estimate does not include the effects of other actions to mitigate this risk or changes in the Group’s financial structure.
Currency exchange rates
The Group’s exposure to the risk of changes in currency exchange rates relates primarily to its operating activities denominated in currencies other than the functional currency, euro. To manage currency exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, foreign currency forward and option contracts with external third parties are used. Typically, up to 80% of anticipated cash flow exposures in each major foreign currency for the next calendar year are hedged using a combination of forward and option contracts with third parties.
The Group is also exposed to the risk of changes in currency exchange rates between US dollar and euro relating to its US denominated borrowings. The following table demonstrates the sensitivity of the Group’s profit before income taxes and pre-tax equity as a result of changes in the value of outstanding debt instruments due to reasonable movements in the US dollar against the euro, with all other variables held constant. This does not take into account the effects of derivative instruments used to manage exposure to this risk. Movements in foreign currencies related to the Group’s other financial instruments do not have a material impact on profit before income taxes or pre-tax equity.

	Change in currency rate	€ strengthens against US$	€ weakens against US$
Effect on profit before tax and pre-tax equity	%	€ million	€ million
Year ended 31 December 2019	10	87	(95)
Year ended 31 December 2018	10	85	(93)
Year ended 31 December 2017	10	81	(89)
Commodity price risk
The competitive marketplace in which the Group operates may limit its ability to recover increased costs through higher prices. As such, the Group is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminium, PET (plastic, including recycled PET), steel, sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Group to establish the purchase price for certain commodities. Certain suppliers restrict the Group’s ability to hedge prices through supplier agreements. As a result, commodity hedging programmes are entered into and generally designated as hedging instruments. Refer to Note 12 Hedging activities for more information. Typically, up to 80% of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties. The Group estimates that a 10% change in the market price of these commodities over the current market prices would affect operating profit during the next 12 months by approximately €31 million. This does not take into account the effects of derivative instruments used to manage exposure to this risk or pricing agreements in place.

168Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Credit risk
The Group is exposed to counterparty credit risk on all of its derivative financial instruments. Strict counterparty credit guidelines are maintained and only financial institutions that are investment grade or better are acceptable counterparties. Counterparty credit risk is continuously monitored and numerous counterparties are used to minimise exposure to potential defaults. Collateral is not required under these agreements. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative.
Credit is extended in the form of payment terms for trade to customers of the Group, consisting of retailers, wholesalers and other customers, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted. Trade accounts receivable are carried at net realisable value. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Exposure to losses on receivables is monitored, and allowances for potential losses or adjustments are maintained. Allowances are determined by: (1) evaluating the ageing of receivables; (2) analysing the history of adjustments; and (3) reviewing high risk customers. Past due receivable balances are written off when the Group’s efforts have been unsuccessful in collecting the amount due. Credit insurance on a portion of the accounts receivable balance is also carried.
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
The Group has amounts available for borrowing under a €1.5 billion multi currency credit facility with a syndicate of 10 banks. This credit facility matures in 2024 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2019, the Group had no amounts drawn under this credit facility.
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

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2019
Trade accounts payable	2,332	2,332	—	—	—
Amounts payable to related parties	249	249	—	—	—
Borrowings	6,530	772	1,676	957	3,125
Derivatives	41	28	13	—	—
Lease liabilities	396	115	152	62	67
Total financial liabilities	9,548	3,496	1,841	1,019	3,192
31 December 2018
Trade accounts payable	2,327	2,327	—	—	—
Amounts payable to related parties	191	191	—	—	—
Borrowings	5,543	469	1,557	1,045	2,472
Derivatives	71	20	51	—	—
Finance lease liabilities	83	22	27	12	22
Total financial liabilities	8,215	3,029	1,635	1,057	2,494

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    169

Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and appropriate capital ratios are maintained to support the Group’s business and maximise shareholder value. The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Standard & Poor’s (S&P), are A3 and BBB+, respectively. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
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
Refer to Note 11 for the presentation of fair values for each class of financial assets and financial liabilities and Note 12 for an outline of how the Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations.
Refer to the Strategic Report included within this Integrated Report for disclosure of strategic, commercial and operational risk relevant to the Group.
Note 25
Other significant accounting policies

IFRS 15 “Revenue recognition and deductions from revenue” (IFRS 15)
The Group derives its revenues by making, selling and distributing ready to drink beverages. The revenue from the sale of products is recognised at the point in time at which control passes to a customer, typically when products are delivered to a customer. A receivable is recognised by the Group at the point in time at which the right to consideration becomes unconditional.
The Group uses various promotional programmes under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. Those promotional programmes do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, it is deemed to be variable consideration. The related accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer. Variable consideration is only included to the extent that it is highly probable that the inclusion will not result in a significant revenue reversal in the future normal commercial terms.
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
Standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

170Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Note 26
Significant events after the reporting period
In January 2020, in Germany we announced proposals to close five distribution centres during the course of 2020, subject to full consultation with employees and their representatives. The closures of these facilities would result in restructuring charges primarily made up of severance costs and accelerated depreciation. The impacted activities would be transferred within our network of facilities throughout Germany or transferred to third parties. We are unable to provide an estimate of these charges should the proposals be accepted as we are in consultation with the relevant works councils and labour representatives.
In February 2020, we repaid prior to maturity US$255 million of outstanding US$1,075 million borrowings.
After the balance sheet date, we have seen significant macro-economic uncertainty as a result of the coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain and could impact our earnings and cash flow.
Note 27
Group companies
In accordance with section 409 of the Companies Act 2006, a full list of the Company’s subsidiaries, partnerships, associates, joint ventures and joint arrangements as at 31 December 2019 is disclosed below, along with the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by Coca-Cola European Partners plc.

Name	Country of incorporation	% equity interest	Registered address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Aguas De Cospeito, S.L.U.	Spain	100%	Crta. Pino km. 1 - 2, 27377, Cospeito (Lugo), Spain
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria (Burgos)
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Monasterio de las huelgas, 7, Pol.ind.Alcalde Caballero, 50014 (Zaragoza)
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km. 3- 35250, ingenio (Gran Canaria)
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Monasterio de las huelgas, 7, Pol.ind.Alcalde Caballero, 50014 (Zaragoza)
Aitonomi AG	Switzerland	15%	Rue Technopôle 10, 3960 Sierre
Amalgamated Beverages Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
BBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda. Alcalde Alfonso Molina, s/n- 15007 (A Coruña)
Beganet, S.L.U.	Spain	100%	Avda. Paisos Catalans, 32 – 08950 (Esplugues de Llobregat)
BH Holdings Lux Commandite SCS	Luxembourg	100%(B)	2, Rue des Joncs, L-1818, Howald
BH Holdings Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
BH Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
BH SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105, (Reykjavík)
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Watermanweg 30, 3067 GG (Rotterdam)
Bottling Holdings Europe Limited	United Kingdom	100%(A)(E)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holding France SAS	France	100%	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245 (Berlin)
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%	Sandkruger, Straße 234, 26133 (Oldenburg)
CC Iberian Partners Gestion S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstraße 20 06126 Halle (Saale)
CCEP Group Services Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, 1470 (Lørenskog)
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87 (Haninge)
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    171

Name	Country of incorporation	% equity interest	Registered address
Classic Brand (Europe) Designated Activity Company	Ireland	100%	4th Floor, 25-28 Adelaide Road, D02 RY98 (Dublin 2)
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 - 08950 (Esplugues de Llobregat)
Coca-Cola European Partners (Initial LP) Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners (Scotland) Limited	United Kingdom	100%	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ
Coca-Cola European Partners Belgium SPRL	Belgium	100%	Chaussée de Mons 1424, 1070 (Brussels)
Coca-Cola European Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245 (Berlin)
Coca-Cola European Partners France SAS	France	100%(G)	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
Coca-Cola European Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings US, Inc.	United States	100%(A)	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola European Partners Iberia, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Coca-Cola European Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110 (Reykjavik)
Coca-Cola European Partners Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Coca-Cola European Partners Nederland B.V.	Netherlands	100%	Watermanweg 30, 3067 GG (Rotterdam)
Coca-Cola European Partners Norge AS	Norway	100%	Robsrudskogen 5, 1470 (Lørenskog)
Coca-Cola European Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Portugal Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas, 2929- 509, Azeitão (Setúbal)
Coca-Cola European Partners Services Bulgaria EOOD	Bulgaria	100%	48, Sitnyakovo Blvd, Serdika Center, Office Building, floor 5, 1505 (Sofia)
Coca-Cola European Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Services SPRL	Belgium	100%(C)	Chaussée de Mons 1424, 1070 (Brussels)
Coca-Cola European Partners Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87 (Haninge)
Coca-Cola European Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola European Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola Immobilier SCI	France	100%(G)	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
Coca-Cola Production SAS	France	100%	Zone d’entreprises de Bergues, Commune de Socx, 59380 (Bergues)
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18-3ª (Granda) Siero - 33006 (Oviedo)
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet, 36, 46930 (Quart de Poblet)
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57 - 48960 Galdakao (Bizkaia)
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)

172Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Name	Country of incorporation	% equity interest	Registered address
Conversia IT, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford, 25, Manzana 19, Complejo Pq. Ind. Juan Carlos I , 46220 Picassent (Valencia)
GBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Herdt Verwaltungsgesellschaft mit beschränkter Haftung i.L	Germany	100%	Karl-Herdt-Weg 100, 63075 (Offenbach)
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche – 21200 (Dijon)
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Bedienden-Arbeiders OFP	Belgium	100%	Bergensesteenweg 1424 – 1070 (Brussels)
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Kaderleden OFP	Belgium	100%	Bergensesteenweg 1424 – 1070 (Brussels)
Iparbal, 99 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
IPARSOFT, 2004 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
KOL SAS	France	25%	12 rue d'Anselme, 93400 Paris, France
Kollex GmbH	Germany	25%	Torstraße 155, 10115 (Berlin)
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnológico de Leganes- 28919 (Leganes)
Peña Umbria, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet, 36 - 46930 (Quart de Poblet)
Refecon Águas S.A.	Portugal	100%	Quinta da Salmoura - Cabanas-2929- 509 Azeitão (Setúbal)
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309 La Rinconada (Sevilla)
Refrige Sgps, S.A.	Portugal	100%	Quinta da Salmoura- Cabanas, 2929-509 (Azeitão)
Roalba, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Solares y Edificios Norteños, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Svenska Brettbolaget AB	Sweden	19.6%	Greg Turegatan 9, 114 46, (Stockholm)
WB Investment Ireland 2 Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
WB Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
WBH Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
WIH UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Wir Sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245 (Berlin)

(A)	100% equity interest directly held by Coca-Cola European Partners plc.

(B)	Class A and B ordinary shares.

(C)	Class A, B and C ordinary shares.

(D)	Including preference shares issued to the Group.

(E)	38.3% equity interest directly held by Coca-Cola European Partners plc (100% of A ordinary shares in issue).

(F)	10% equity interest directly held by Coca-Cola European Partners plc.

(G)	Group shareholding of 99.99% or greater.

(H)	Class A and B shares. The Group holds 49% of Class B shares.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    173

Risk factors
This section examines the risks Coca-Cola European Partners (CCEP) faces as a business. These risks may change over time.
Packaging
Waste and pollution, and the legal and regulatory responses to these issues, could adversely impact our business.
Waste and pollution - particularly plastic and packaging waste - is a global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as litter or marine litter. Concern over litter, marine litter and the environmental impacts of our packaging has led to laws and regulations that aim to increase the collection and recycling of our packs, reduce packaging waste and littering and introduce specific design requirements related to our packaging. For example, circular economy legislation has been introduced in France that requires a 50% reduction in the number of single use plastic bottles by 2030 and the phasing out of single use plastic packaging entirely by 2040, and in GB there are various regulatory proposals related to packaging, including the introduction of deposit return schemes and a move towards extended producer responsibility.
If we fail to engage sufficiently with stakeholders to address concerns about packaging and recycling, it could result in higher costs through packaging taxes, producer responsibility reform, damage to corporate reputation or investor confidence and a reduction of consumer acceptance of our products and packaging.
New recycling technologies may not work or may not be developed quickly enough.
We are exploring innovative ways to achieve the packaging targets that we have set ourselves and those imposed by legislation and regulation, for example by using plastic that has been recycled via enhanced/chemical recycling technologies. There is a risk that these new technologies may not be developed quickly enough or may not work as well as intended, which could limit our ability to mitigate the impact of restrictions on single use plastics. Also, these technologies may be more expensive than current solutions, potentially reducing our profitability.

Perceived health impacts of our beverages and ingredients, and changing consumer preferences
Health concerns could reduce consumer demand for some of our products, impacting our financial performance.
There is continued public concern about the public health consequences of obesity, particularly among young people. Researchers such as health advocates and dietary guidelines suggest that consumption of sugar sweetened beverages is a cause of increased obesity rates, and are encouraging consumers to reduce or eliminate consumption of such products. In addition, governments have introduced stronger regulations around the marketing, labelling, packaging, or sale of sugar sweetened beverages. These concerns and regulations could reduce demand for, or increase the cost of, our sugar sweetened beverages.
Health and wellness trends among consumers have also led to an increased demand for low-calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, coffees and beverages with natural sweeteners. If we fail to meet this demand by not providing a broad enough range of products, this could adversely affect our business and financial results.
Legal, regulatory and tax change
Legislative or regulatory changes (including changes to tax laws) that affect our products, distribution, or packaging could reduce demand for our products or increase our costs.
CCEP’s business model depends on making our products and packages available in multiple channels and locations. Laws that restrict our ability to do this could negatively impact our financial results. These include laws affecting the promotion and distribution of our products, laws that require deposit return schemes (DRS) to be introduced for certain types of packages, or laws that limit our ability to design new packages or market certain packages. The Packaging and Climate change and water risk factors discuss global issues such as climate change, resource scarcity, marine litter and water scarcity further.

186Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

In addition, taxes or other charges imposed on the sale of our products could increase costs or cause consumers to purchase fewer of them. Many countries in Europe, including countries in which CCEP operates, are looking into implementing or increasing such taxes. Such taxes may relate, for example, to the use of non-recycled plastic in beverage packaging, or the use of sugar or other sweeteners in our beverages (see also the risk factors regarding Packaging and Perceived health impacts of our beverages and ingredients, and changing consumer preferences).
For example, now that the EU Single Use Plastics Directive has been adopted, member states are in the process of adopting implementing regulations to comply with the obligations in the Directive. The obligations include a 90% collection target for plastic bottles by 2029, a requirement that plastic bottles contain at least 30% recycled content by 2030 and a requirement for plastic beverage bottles to include tethered closures by 2024. Some member states go further than the minimum requirements of the Directive and have adopted stricter regulations.
In addition to legislative initiatives at EU level, several countries in which we operate also have or are planning other legislative or regulatory measures to reduce the use of single use plastics, including plastic beverage bottles, and/or to increase plastic collection and recycling. Such measures may include implementing a DRS under which a deposit fee is added to the consumer price, which is refunded to them if and when the bottle is returned. Other measures may include rules on recycled content, individual collection or recycling targets, or a ”plastic tax”. In Great Britain, as part of our producer responsibility obligations, we are required to purchase Packaging Recovery Notes (PRN) to show that we have met our responsibilities for the recycling and recovery of packaging waste. Over the last year we have seen significant price volatility in PRN and continued volatility could increase costs for our business in the future.
DRS for plastic beverage bottles currently exist in some of the countries in which we do business, such as in Norway (which is part of the EEA but is not an EU member state), the Netherlands, Germany and Sweden. Other countries will be issuing binding regulations for DRS for beverage packaging in the near future (such as Scotland) or have adopted legislation paving the way for DRS (such as Portugal and, more recently, the UK). Some countries are considering extending their existing schemes (such as the Netherlands).

In addition to the regulations on packaging, plastic and waste in general, concern over climate change has led to more environmental legislative and regulatory initiatives at an EU and national level. These include areas such as greenhouse gas (GHG) emissions, water use and energy efficiency. At the EU level, as part of the EU Green Deal, a European Climate law with a binding climate neutrality target for 2050 and a proposed new ambition to reduce GHG emissions in 2040 by 55% (versus 1990) is being debated. Also, at a national level, we have already seen a number of countries in which we operate introduce, or start the process of introducing, legislation and regulation promoting net zero emissions, including the UK, France, Norway and Sweden. Others, such as Iceland, also have policy positions on this topic.
Additional taxes levied on CCEP could harm our financial results.
CCEP’s tax filings for various periods are subject to current or future audit by tax authorities in some of the countries in which we do business. These audits may result, or have resulted, in assessments of additional taxes, as well as interest and/or penalties, and could adversely affect our financial results.
For example, the US Internal Revenue Service (IRS) may seek to examine the Merger between Coca-Cola Enterprises, Inc. (CCE), Coca-Cola Iberian Partners, S.A. (CCIP) and Coca-Cola Erfrischungsgetränke GmbH (CCEG), and may not agree with our positions, potentially causing material adverse tax consequences. The US tax returns for that period were filed in 2017 and the IRS have a three year period to enquire into the submitted tax returns. Although we believe that our positions with respect to the Merger are consistent with relevant authorities, there can be no assurance that the IRS will not take a contrary view.
Changes in tax laws, regulations, court rulings, related interpretations, and tax accounting standards in countries in which we operate, or if we are unsuccessful in defending our tax positions, may adversely affect our financial results.
Additionally, amounts we may need to repatriate for the payment of dividends, share buybacks, interest on debt, salaries and other costs may be subject to additional taxation when repatriated.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    187

CCEP may be exposed to risks in relation to compliance with anti-corruption laws and other key regulations and economic sanctions programmes.
CCEP and its subsidiaries are required to comply with the laws and regulations of the various countries in which they conduct business, as well as certain laws of other countries, including the US. In particular, our operations are subject to anti-corruption laws such as the US Foreign Corrupt Practices Act of 1977 (the FCPA), the UK Bribery Act 2010 (UKBA), the Spanish and Portuguese Criminal Codes and Sapin II and other key regulations such as the corporate criminal offence provisions of the UK Criminal Finances Act 2017 and the General Data Protection Regulation (GDPR). We are also subject to economic sanction programmes, including those administered by the United Nations, the EU and the Office of Foreign Assets Control of the US Department of the Treasury (OFAC), and regulations set forth under the US Comprehensive Iran Accountability Divestment Act.
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

Violations of the above, including GDPR,             anti-corruption, economic, sanctions, competition law or other applicable laws and regulations are punishable by civil and sometimes criminal penalties for individuals and companies. These penalties can vary from fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) to revocations or restrictions of licences, as well as criminal fines and imprisonment. Potentially any violation within one of these compliance risk areas could have a negative impact on our reputation and consequently on our ability to win future business.
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

188Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Future changes to US, UK and other tax laws to which CCEP is subject could adversely affect our business.
In the US, and in the UK and other countries in which CCEP and its affiliates do business, government agencies such as the US Congress and HM Revenue & Customs are looking into a number of issues related to the taxation of multinational corporations. One key area of focus is “base erosion and profit shifting”, where multinational groups artificially shift profits from a higher tax jurisdiction to a lower tax jurisdiction. As a result, tax laws in these countries could change on a prospective or retroactive basis. Any such changes could adversely affect our business and its affiliates, and there is no assurance that we would be able to maintain any particular worldwide effective corporate tax rate.
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
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and speciality beverage companies. Our response to continued and increased competitor and customer consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, external factors such as the widespread outbreak of infectious disease (e.g. coronavirus (COVID-19)) may adversely affect the market.
Changes in our relationships with large customers may adversely impact our financial results.
A significant amount of our volume is sold through large retail chains, including supermarkets and wholesalers. Many of these customers are becoming more consolidated, or forming buying groups, which increases their purchasing power. They may, at times, seek to use this to improve their profitability through lower prices, increased emphasis on generic and other private label brands, or increased promotional programmes and payment of rebates.
Competition from hard discount retailers and online retailers continues to challenge traditional retail outlets. This can increase the pressure on all customer margins, which may then be reflected in pressure on suppliers such as CCEP.

In addition, from time to time a customer or customers choose(s) to temporarily stop selling some of our products as a result of disputes we may have with them.
These factors, as well as others, can have a negative impact on the availability of CCEP’s products, and our profitability.
Cyber and social engineering attacks
Cyber attacks, or a deficiency in CCEP’s cybersecurity or a customer’s or supplier’s cybersecurity, could negatively impact our business.
As our reliance on technology increases, so will the risks posed to our internal and third party systems from cyber incidents.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our data or information systems. It could involve gaining unauthorised access to systems, either unintentionally or through an intentional attack (such as a criminal attack, hacking or a computer virus) to disrupt operations, corrupt data, steal confidential information or threaten our employees.
A cyber incident could disrupt our operations, compromise or corrupt private data, or damage our brand image. Like many companies, hackers target us, our customers and suppliers with social engineering attacks. While we have procedures and training in place to protect us against these types of attacks, they can be successful, which could also disrupt our operations, compromise or corrupt private data, or damage our brand image. All of these outcomes could negatively impact our financial results.
Competitiveness and transformation
CCEP may not identify sufficient initiatives to realise its cost saving goals to stay competitive.
Following the completion of our integration plan and delivery of the committed synergy savings, we continue to assess potential opportunities for continuous improvements as part of the ongoing business strategy. This strategic objective is to ensure our competitiveness in the future and encompasses three areas: technology transformation, supply chain and commercial improvements, and working efficiently with our partners and franchisors. The focus of these initiatives is to offset potential future increases in costs, such as material or headcount, and to allow investment in potential growth areas.
The initiatives are complex due to their multi functional and multi country nature which cover many parts of our business. Ineffective coordination and control over the single initiatives and interdependent initiatives could result in us failing to realise the expected benefits. Continuous change might trigger change fatigue among our people or social unrest in the event that such changes result in industrial action.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    189

Restructuring could cause labour and union unrest.
We have implemented restructuring across all countries and functions since CCEP was established, resulting in a combination of redeployment and redundancies. While we continue to look at potential opportunities to enable CCEP to maintain and improve its position within the market, this might have negative impact on employee representatives and social partners before any final decision is made. Industrial action has been kept to a minimum through constructive social dialogue and has not impacted our ability to meet its objectives. We would ensure that any subsequent industrial unrest was mitigated through the same process and, where appropriate, subject to resource planning for the future.
Miscalculation of CCEP’s need for infrastructure investment could impact its financial results.
To support revenue growth we are investing in our infrastructure, including cold drink, fleet, technology, sales force, digital capability and production equipment.
There is a risk that these investments do not generate the projected returns, either because of market or technological changes, ineffective adoption of capabilities, or because the projected requirements of these investments may differ from actual levels if product demands do not develop as anticipated.
Our infrastructure investments are anticipated to be long term in nature, and it is possible that they may not generate the expected return due to future changes in the marketplace. This could adversely affect CCEP’s financial results.
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
Climate change and water
Global issues such as climate change, resource scarcity and water scarcity, and the legal and regulatory responses to these issues, could adversely impact our business.
Climate change - caused by greenhouse gas (GHG) emissions in part from businesses such as ours - is resulting in global average temperature increases and extreme weather conditions around the world. This has an adverse impact on our business. CCEP’s products rely heavily on water, and climate change may exacerbate water scarcity and cause a deterioration of water quality in affected regions. It could also decrease agricultural productivity in certain regions of the world, which could limit the availability or increase the cost of key raw materials that we use to produce our products. More frequent extreme weather events, such as storms or floods in our territories, could disrupt our facilities and distribution network, further impacting our business.
Concern over climate change has led to legislative and regulatory initiatives aimed at limiting GHG emissions. Policy makers continue to consider proposals that could impose mandatory requirements on GHG emissions reduction and reporting. Other climate laws could affect other areas of our business, such as production, distribution, packaging or the cost of raw materials. This in turn could negatively impact our business and financial results.
Water is the primary ingredient in all of our products. It is also vital to our manufacturing processes and is needed to produce the agricultural ingredients that are essential to our business. Water scarcity and a deterioration in the quality of available water sources in our territories or to our supply chain, even if temporary, may result in increased production costs or capacity constraints. This could adversely affect our ability to produce and sell our beverages, and increase our costs.

190Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

As part of our commitment to addressing our climate change impacts, we are investing in technologies that improve the energy efficiency of our operations and reduce GHG emissions related to our packaging, cold drink equipment and transportation. In general, the cost of these investments is greater than investments in less energy efficient technologies, and the period of return is often longer. Although we believe these investments will provide long-term benefits, there is a risk that we may not always achieve our desired returns.
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
For example, adverse economic conditions may result in consumers choosing to purchase cheaper private label brands, or avoiding buying beverage products altogether. Those consumers who do continue to buy our products may shift away from higher margin products and packages. A weak economic climate could also increase the likelihood of customer delinquencies and bankruptcies, which would increase the risk of accounts being deemed uncollectable. In addition, external factors such as the widespread outbreak of infectious disease (e.g. coronavirus (COVID-19)) could adversely impact economic conditions. Each of these factors could adversely affect our business, operational results, financial condition and share price.
Economic growth, globally and in the EU, faces a slowdown and markets continue to be volatile, which could have a material adverse effect on our financial results. Concerns remain about future interest rate changes, and there is continuing uncertainty around the Eurozone. Sovereign debt concerns in certain territories, whether real or perceived, could result in the availability of capital being limited, which may restrict our liquidity.
Even in the absence of a market downturn, CCEP is exposed to substantial risk from volatility in areas such as consumer spending and capital markets conditions, which adversely affect the business and economic environment. This in turn may adversely affect our business performance and share price.
Beyond the international economic situation, there is growing political uncertainty stemming from increased polarisation, the emergence of political forces with alternative economic priorities in EU member states, and concerns about independence movements within the EU. This uncertainty could affect the economic situation in the Eurozone, which could negatively impact our business and financial results.

Increases in costs, limitation of supplies, or lower than expected quality of raw materials could harm our financial results.
The cost of our raw materials, ingredients or packaging materials could increase over time. If that happens, and if we are unable to pass the increased costs on to our customers in the form of higher prices, our financial results could be adversely affected.
We use supplier pricing agreements and derivative financial instruments to manage volatility and market risk for certain commodities. Generally, these hedging instruments establish the purchase price for these commodities before the time of delivery. These pricing positions are taken in line with the Board’s agreed risk policy and the impact of these positions is known and forecasted in our financial results. This may lock CCEP into prices that are ultimately greater or lower than the actual market price at the time of delivery.
We continue to experience volatility in commodity prices mainly driven by political uncertainty, increased protectionist policies and volatility impacts of capital markets.
Our suppliers could be adversely affected by a number of external events. These could include strikes, adverse weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, health crises, such as a pandemic, and insolvency. If this happens, and we are unable to find an alternative source for our materials, our cost of sales, revenues, and ability to manufacture and distribute products could be adversely affected.
The quality of the materials or finished goods delivered to us could be lower than expected. If this happens, we may need to substitute those items for ones that meet our standards, or replace underperforming suppliers. This could disrupt our operations and adversely affect our business.
Changes in interest rates or our debt rating could harm our financial results and financial position.
CCEP is subject to interest rate risk, and changes in our debt rating could have a material adverse effect on interest costs and debt financing sources. Our debt rating can be materially influenced by a range of factors, including our financial performance, acquisitions, and investment decisions, as well as the capital management activities of The Coca-Cola Company (TCCC) and changes in the debt rating of TCCC.
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

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    191

Should this occur, the assets we hold in a country that reintroduces local currency could be subject to significant changes in value when expressed in euros. Furthermore, the full or partial dissolution of the euro, the exit of one or more EU member states from the EU or the full dissolution of the EU could cause significant volatility and disruption to the global economy. This could affect our ability to access capital at acceptable financing costs, the availability of supplies and materials, and demand for our products, all of which could adversely impact our financial results.
Finally, if it becomes necessary for us to conduct our business in additional currencies, we would be subjected to additional earnings volatility as amounts in these currencies are translated into euros.
The UK’s exit from the EU could impact our profits.
We continue to face potential risks associated with the UK's exit from the EU and its negotiations over the terms of its leaving.
The risks associated with Brexit may adversely affect our operational, regulatory, currency, insurance and/or tax regimes. There has been a concern that Brexit could also result in prolonged uncertainty regarding aspects of the UK economy, which in turn may damage customers’ and investors’ confidence.
If regulation differs post Brexit, this could lead to costs arising from additional friction at borders and from implementing different regulatory regimes. Were all these risks to materialise, the effect could be an increase in our operating costs, restrictions on the movement of capital and the mobility of personnel, which may materially and adversely affect our tax position, business results and financial position if not mitigated.
Political instability could negatively impact our operations and profits.
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
More than 90% of our revenue for the year ended 31 December 2019 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute products of TCCC through fixed term bottling agreements with TCCC, which typically include the following terms:

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

192Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Product quality
Our business could be adversely affected if CCEP, TCCC or other franchisors and manufacturers of the products we distribute are unable to maintain a positive brand image as a result of product quality issues.
Our success depends on our products, and those of TCCC and other licensors, having a positive brand image among customers and consumers. Product quality issues, whether real or perceived, or allegations of product contamination, even if false or unfounded, could tarnish the image of our products and result in customers and consumers choosing other products.
Product liability claims or product recalls could also negatively impact our brand image and business results. We could be liable if the consumption of our products causes injury or illness. We could also be required to recall products if they become or are perceived to become contaminated, or are damaged or mislabelled.
Adverse publicity around health and wellness concerns, water usage, customer disputes, labour relations, product ingredients, packaging recovery, and the environmental impact of products could negatively affect our overall reputation and our products’ acceptance by our customers and consumers. This could happen even when the publicity results from actions occurring outside our territory or control. Similarly, if product quality issues arise from products not manufactured by us but imported into one of our territories, our reputation and consumer goodwill could be damaged.
Opinions about our business, including opinions about the health and safety of our products, can spread quickly through social media. If we fail to respond to any negative opinions effectively and in a timely manner, this could harm the perception of our brands and damage our reputation, regardless of the validity of the statements, and negatively impact our financial results.

Other risks
Our business is vulnerable to products being imported from outside its territories, which adversely affects our sales.
The territories in which we operate are susceptible to the import of products manufactured by bottlers from countries outside our territories. When these imports come from members of the European Economic Area (EEA), we are generally prohibited from taking action to stop such imports.
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
Global or regional catastrophic events could negatively impact our business and financial results.
Our business may be affected by major IT outages, large scale natural disasters or terrorist acts, especially those occurring in our territories or other major industrialised countries. Other catastrophic events that could affect our business include the loss of key employees, shortages of key raw materials, the outbreak or escalation of armed hostilities or widespread outbreaks of infectious disease such as coronavirus (COVID-19).
Such events in the geographic regions where we do business could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
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

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    193

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
The 2019 collective bargaining agreements were negotiated and concluded within budget. Wage increases and other employee benefit costs above what we have budgeted for would be detrimental to our operating income.
TCCC and Olive Partners, S.A. (Olive Partners) hold significant shareholdings in CCEP and their views may differ from those of our public shareholders.
Around 19% and 36% of CCEP’s Shares are owned by European Refreshments (ER, a wholly owned subsidiary of TCCC) and Olive Partners respectively. As a result of their shareholdings, TCCC and Olive Partners can influence (or, potentially, control the outcome of) matters requiring shareholder approval, subject to our Articles of Association and the Shareholders’ Agreement. The views of TCCC and Olive Partners may not always align with each other or our other shareholders.

194Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

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
Annual General Meeting
The Company’s 2020 Annual General Meeting (AGM) will be held at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ in May 2020.
Registered shareholders will be sent a Notice of AGM, or notice of availability of the Notice of AGM, closer to the time of the meeting.
Investor calendar

Ex-dividend date for interim H1 dividend(A)	21 May 2020
Record date for interim H1 dividend(A)	22 May 2020
Interim H1 dividend payment date(A)	4 June 2020
AGM	May 2020
Ex-dividend date for H2 interim dividend(A)	16 November 2020
Record date for interim H2 dividend(A)	17 November 2020
Interim H2 dividend payment date(A)	1 December 2020

(A)	Subject to Board approval.
Directors and senior management
Biographies of the Board of Directors and senior management are set out on pages 60 to 66. Sol Daurella and Alfonso Líbano Daurella are first cousins.
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

Service contracts for Executive Directors provide for a notice period of not more than 12 months from CCEP and not more than 12 months from the individual. The standard Executive Director service contract does not confer any right to additional payments in the event of termination. However, it does reserve the right for the Group to impose garden leave (i.e. leave with pay) on the Executive Director during any notice period. In the event of redundancy, benefits would be paid according to CCEP’s redundancy guidelines for GB prevailing at that time. Executive Directors may be eligible for a pro rata bonus for the period served, subject to performance, but no bonus will be paid in the event of gross misconduct. The treatment of unvested long-term incentive awards is governed by the rules of the relevant plan and depends on the reasons for leaving. The cost of legal fees spent on reviewing a settlement agreement on departure may be provided where appropriate. The Company also reserves the right to pay for outplacement services as appropriate.
The Non-executive Directors (NEDs), including the Chairman of the Board, do not have service contracts but have letters of appointment. NEDs are not entitled to compensation on leaving the Board.
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella and José Ignacio Comenge Sánchez-Real, who indirectly owned 7.1% (32,551,890 Shares), 1.4% (6,534,845 Shares), and 1.7% (7,787,663 Shares) of the Shares outstanding as of 28 February 2020, respectively, no Director or member of senior management individually owned more than 1% of the Company’s Shares as of 28 February 2020.
Table 1 shows the number of share options held by Directors and other members of senior management as at 28 February 2020, including the applicable exercise price and the date when the applicable exercise period ends.
Other employee related matters
Note 17 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2019, we had around 23,300 employees, of whom one was located in the US. A number of our employees in Europe are covered by collectively bargained labour agreements, most of which do not expire. However, wage rates must be renegotiated at various dates throughout 2020. We believe we will be able to renegotiate these wage rates with satisfactory terms.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    195

Table 1
Share options held by Directors and other members of senior management as at 28 February 2020

Name	Grant date	Expiry date	Exercise price	Total number of Shares subject to outstanding options including exercisable and unvested options
Damian Gammell	5 November 2015	5 November 2025	$39.00	324,643
Stephen Moorhouse	3 November 2011	3 November 2021	$19.68	17,155
Stephen Moorhouse	31 October 2013	31 October 2023	$31.46	11,446
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	1,476
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	9,598
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,517
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,661
Nature of trading market
The Company has one class of ordinary shares. These shares are traded on the New York Stock Exchange (NYSE), London Stock Exchange (LSE), Euronext Amsterdam and the Spanish Stock Exchanges.

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
As of 31 December 2019 the Company had 456,399,877 Shares issued and fully paid. As of 28 February 2020, the Company had 455,960,558 Shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.

Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 325,442,330 Shares (as of 28 February 2020) to be allotted and issued, subject to the restrictions set out below:

1.
pursuant to a shareholder resolution passed on 26 May 2016, the Board is authorised to grant rights to subscribe for or to convert any security into, and/or allot and issue, shares up to an aggregate maximum of 18,000,000 Shares in connection with the assumption or replacement by the Company of equity awards granted under certain CCE share plans, of which 7,342,391 have been issued as of 28 February 2020;

2.
pursuant to a shareholder resolution passed on 29 May 2019 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:

a.	up to a nominal amount of €1,573,923.60 (representing 157,392,360 Shares; such amount to be reduced by any allotments or grants made under paragraph 2(b) below in excess of such sum); and

b.
comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,147,847.21 (representing 314,784,721 Shares; such amount to be reduced by any allotments or grants made under paragraph 2(a) above) in connection with an offer by way of a rights issue:

i.	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

ii.	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

196Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

3.
pursuant to a shareholder resolution passed on 29 May 2019 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 2 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:

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
in the case of the authority granted under paragraph 2(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 3(a) above) up to a nominal amount of €236,088.54 (representing 23,608,854 Shares).

Shares not representing capital
None.

Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. At our 2019 AGM, our shareholders passed a special resolution that allows us to buy back our own Shares in the market as permitted by the Companies Act. On 12 September 2018, the Board announced a €1.5 billion share buyback programme, to begin as soon as possible, subject to trading volumes. This buyback programme completed in 2019. On 13 February 2020, the Board announced a further share buyback programme of up to €1 billion. All Shares repurchased as part of the buyback programmes have been cancelled. Details of the Shares bought back are provided under share buyback programmes below.
Share-based payment awards
Table 2 on page 198 shows the share-based payment awards outstanding under each of the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 31 December 2019 and 28 February 2020. For more details about the share plans and awards granted, see Note 21 to the consolidated financial statements on pages 164 to 165.
History of share capital
Table 3 on page 199 sets out the history of our share capital for the period from 1 January 2017 until 28 February 2020.
Share buyback programmes
Table 4 on page 199 sets out details of our share buyback programmes from 1 January 2019 until 28 February 2020.
US shareholders
To the knowledge of the Company, 213 holders of record with an address in the US held a total of 455,886,403 Shares (or 99.98% of the total number of issued Shares outstanding) as at 28 February 2020. However, some Shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of Shares resident in the US.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    197

Table 2
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2019	Total number of Shares awarded to employees outstanding as at 28 February 2020(B)	Price per Share payable on exercise/ transfer ($)	Expiration date (dd/mm/yy)
2010 Plan	04/11/10	Option	20,496	9,849	18.40	04/11/20
	04/11/10	Option	17,127	17,127	18.40	15/01/21
	12/11/10	Option	7,950	5,300	18.80	12/05/20
	03/11/11	Option	778,260	500,796	19.68	03/11/21
	14/11/11	Option	11,550	11,550	19.82	14/05/21
	05/11/12	Option	429	—	23.21	28/05/20
	05/11/12	Option	9,048	9,048	23.21	15/01/21
	05/11/12	Option	836,326	835,826	23.21	05/11/22
	31/10/13	Option	382	—	31.46	28/05/20
	31/10/13	Option	827	827	31.46	31/05/20
	31/10/13	Option	955	955	31.46	01/09/20
	31/10/13	Option	109,452	109,452	31.46	30/09/20
	31/10/13	Option	6,835	6,835	31.46	15/01/21
	31/10/13	Option	382	382	31.46	30/06/21
	31/10/13	Option	806,836	805,802	31.46	31/10/23
	30/10/14	Option	371	—	32.51	28/05/20
	30/10/14	Option	737	737	32.51	31/05/20
	30/10/14	Option	923	923	32.51	01/09/20
	30/10/14	Option	117,412	117,412	32.51	30/09/20
	30/10/14	Option	6,920	6,920	32.51	15/01/21
	30/10/14	Option	769	769	32.51	30/06/21
	30/10/14	Option	1,071,209	1,069,381	32.51	30/10/24
	05/11/15	Option	1,009,881	1,009,881	39.00	05/11/25
	27/03/17	PSU	3,044	2,875	Nil	27/03/20
CCEP LTIP	03/10/16	RSU	16,667	16,667	Nil	03/10/20
	27/03/17	PSU	356,279	354,252	Nil	27/03/20
	27/03/17	RSU	87,552	85,356	Nil	27/03/20
	01/09/17	RSU	8,874	8,874	Nil	01/09/20
	12/03/18	PSU	296,351	293,749	Nil	12/03/21
	12/03/18	RSU	83,051	80,449	Nil	12/03/21
	15/06/18	PSU	—	794	Nil	27/03/20
	15/06/18	RSU	3,651	3,651	Nil	27/03/20
	15/06/18	RSU	2,614	2,614	Nil	13/03/21
	15/06/18	PSU	3,408	2,614	Nil	15/06/21
	01/03/19	PSU	422,690	414,752	Nil	01/03/22
	01/03/19	RSU	42,312	40,671	Nil	01/03/22
	11/12/19	RSU	8,685	8,685	Nil	27/03/20
	11/12/19	RSU	9,396	9,396	Nil	12/03/21
	11/12/19	PSU	15,276	15,276	Nil	01/03/22
	11/12/19	RSU	7,597	7,597	Nil	01/03/22

(A)	PSU is performance share unit. RSU is restricted stock unit.

(B)
When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.

198Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Table 3
Share capital history

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January 2017	Opening balance	483,076,396	N/A	483,076,396
1 January to 31 December 2017	Shares issued in connection with the exercise of stock options	838,486	Exercise price per Share ranging from $5.09 to $32.51	483,914,882
1 January to 31 December 2017	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	671,546	Nil	484,586,428
1 January to 31 December 2018	Shares issued in connection with the exercise of stock options	2,022,729	Exercise price per Share ranging from $5.09 to $39.00	486,609,157
1 January to 31 December 2018	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	740,509	Nil	487,349,666
1 January to 31 December 2018	Shares cancelled as part of buyback programme	(12,429,600)	€500 million (see table 4 for more details)	474,920,066
1 January to 31 December 2019	Shares issued in connection with the exercise of stock options	1,741,820	Exercise price per Share ranging from $9.89 to $39.00	476,661,886
1 January to 31 December 2019	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	350,584	Nil	477,012,470
1 January to 31 December 2019	Shares cancelled as part of buyback programme	(20,612,593)	€1 billion	456,399,877
1 January to 28 February 2020	Shares issued in connection with the exercise of stock options	297,581	Exercise price per Share ranging from $9.89 to $32.51	456,697,458
1 January to 28 February 2020	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	—	N/A	456,697,458
1 January to 28 February 2020	Shares cancelled as part of buyback programme	(736,900)	€38 million	455,960,558
Table 4
Share buyback programmes

Period	(a) Total number of Shares purchased	(b) Average price paid per Share (€)	(c) Total number of Shares purchased as part of publicly announced plans or programmes(A)	(d) Approximate value of Shares that may yet be purchased under the plans or programmes(A) (€ million)
1 to 31 January 2019	—	—	12,429,600	1,000
1 to 28 February 2019	1,079,800	41.220023	13,509,400	956
1 to 31 March 2019	2,427,200	43.440465	15,936,600	850
1 to 30 April 2019	2,021,151	46.054759	17,957,751	757
1 to 31 May 2019	2,225,310	49.341490	20,183,061	647
1 to 30 June 2019	2,009,525	50.760539	22,192,586	545
1 to 31 July 2019	1,866,307	50.892373	24,058,893	450
1 to 31 August 2019	2,542,400	49.387181	26,601,293	325
1 to 30 September 2019	2,609,300	50.533407	29,210,593	193
1 to 31 October 2019	3,098,600	50.963202	32,309,193	35
1 to 30 November 2019	733,000	46.927113	33,042,193	0
1 to 31 December 2019	—	—	33,042,193	—
1 to 31 January 2020	—	—	33,042,193	—
1 to 28 February 2020	976,900	50.224742	34,019,093	951

(A)
On 12 September 2018, the Company announced a share buyback programme of up to €1.5 billion to reduce the Company’s share capital. The total number of Shares acquired under this buyback programme in 2018 was 12,492,600 and in 2019 was 20,612,593. On 13 February 2020, the Company announced a further share buyback programme of up to €1 billion. The total number of Shares purchased under this buyback programme to 28 February 2020 was 976,900. The share buyback programmes have been carried out in accordance with the authorities granted by shareholders at the 2018 and 2019 AGMs. The maximum number of Shares authorised for purchase at the 2019 AGM was 43,333,647 Shares, representing 10% of the issued Shares at 2 April 2019, reduced by the number of Shares purchased, or agreed to be purchased, between 2 April and 29 May 2019. The existing authority to buy back Shares will expire at the 2020 AGM. We intend to seek shareholder approval to renew the authority to buy back Shares.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    199

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
CCEP and TCCC engage in a variety of marketing programmes to promote the sale of TCCC’s products in territories in which we operate. The amounts to be paid to us by TCCC under the programmes are determined annually and are periodically reassessed as the programmes progress. Marketing support funding programmes entered into with TCCC provide financial support, principally based on our product sales or on the completion of stated requirements, to offset a portion of the cost of our marketing programmes. Except in certain limited circumstances, TCCC has no specified contractual obligation to participate in expenditures for advertising, marketing and other support in our territories. The terms of similar programmes TCCC may have with other licensees and the amounts paid by TCCC under them could differ from CCEP’s arrangements.
We take part in various programmes and arrangements with customers to increase the sale of products. These include arrangements under which allowances can be earned by customers for attaining agreed sales levels or for participating in specific marketing programmes.
Dependence on franchisors
As a franchise business, CCEP’s business success, including its financial results, depends upon our relationships with TCCC and its other franchisors. For more about our relationships with franchisors, see the Risk factors on page 192.
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
CCEP competes mainly with:

•	NARTD and non-alcoholic, non-ready to drink (for example squashes/cordials and hot beverages) brand and private label manufacturers, sellers and distributors

•	Alcoholic beverage manufacturers, sellers and distributors - in the sense that some of their products may be considered to be substitutes to CCEP’s own products for certain consumer occasions
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
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks this can pose to our business are set out in our Principal risks on pages 44 to 49 and in our Risk factors on pages 186 to 194. By responding to these challenges positively we can gain a competitive advantage.
Material contracts
There have been no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Group is a party, for the two years immediately preceding the publication of this document.
Articles of Association
For a summary of certain principal provisions of the Company’s Articles of Association (the Articles), see Other Information - Other Group information - Articles of Association of the 2018 Annual Report on Form 20-F, filed on 14 March 2019. A copy of the Company’s Articles has been filed as Exhibit 1 to this Form 20-F.

200Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Documents on display
CCEP is subject to the information requirements of the US Securities Exchange Act of 1934 (the Exchange Act), as amended, applicable to FPIs. In accordance with these requirements, we file our Annual Report on Form 20-F and other related documents with the US Securities and Exchange Commission (SEC). It is possible to read and copy documents that we have filed with the SEC at the SEC’s office. Please call the SEC at 1-800-SEC-0330 for information about using their public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.
Our Annual Report on Form 20-F is also available on our website at www.cocacolaep.com/about-us/governance. Shareholders may also order a hard copy, free of charge - see Useful Addresses on page 219.
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
US federal income tax consequences to US holders of the ownership and disposition of CCEP Shares
This section summarises the material US federal income tax consequences of owning shares as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders which may be subject to other rules, including, but not limited to: tax exempt entities, life insurance companies, dealers in securities, traders in securities that elect a mark-to-market method of accounting for securities holdings, investors liable for alternative minimum tax, holders that, directly or indirectly, hold 10% or more (by vote or by value) of the Company’s stock, holders that hold shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell shares as part of a wash sale for US federal income tax purposes, or holders whose functional currency is not the US dollar. In addition, if a partnership holds shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. This summary does not address any aspect of US taxation other than US federal taxation (such as the estate and gift tax, the Medicare tax on net investment income or US state or local tax).
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
A US holder is a beneficial owner of CCEP Shares that is, for US federal income tax purposes, (i) a citizen or individual resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income taxation regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. A non-US holder is a beneficial owner of shares that is neither a US holder nor a partnership for US federal income tax purposes.
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
For US federal income tax purposes, a dividend must be included in income when the US holder actually or constructively receives the dividend. Dividends paid by CCEP to corporate US holders will generally not be eligible for the dividends received deduction allowed to US corporations in respect of dividends received from other US or foreign corporations, unless such corporate US holder holds 10% or more (by vote or by value) of the Company’s stock. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will, depending on a US holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a US holder.
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

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    201

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
PFIC status
Currently, we do not believe that CCEP Shares will be treated as stock of a PFIC for US federal income tax purposes. However, we review this annually, and therefore this conclusion is subject to change. If CCEP was to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its shares, any gain realised on the sale or exchange of such shares would in general not be treated as capital gain. Instead, a US holder would be treated as if he or she had realised such gain ratably over the holding period for shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. In this case, an interest charge in respect of the tax attributable to each such year would apply. Certain distributions would be similarly treated if CCEP were treated as a PFIC. In addition, distributions made by a PFIC generally do not constitute qualified dividend income and are not eligible for the preferential tax rate applicable to such income.
Information reporting and backup withholding
In general, information reporting requirements will apply to dividends received by US holders of CCEP Shares, and the proceeds received on the disposition of Shares effected within the US (and, in certain cases, outside the US), in each case, other than US holders that are exempt recipients (such as corporations).

Backup withholding may apply to such amounts if the US holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the US holder’s broker) or is otherwise subject to backup withholding.
Dividends with respect to CCEP Shares and proceeds from the sale or other disposition of Shares received in the US or through certain US related financial intermediaries by a non-US holder, may be subject to information reporting and backup withholding unless such non-US holder provides to the applicable withholding agent the required certification showing its non-US status, such as a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s US federal income tax liability, if any, provided the required information is given to the IRS on a timely basis.
US federal income tax consequences to non-US holders of the ownership and disposition of CCEP Shares
In general, a non-US holder of CCEP Shares will not be subject to US federal income tax or, subject to the discussion above under Information reporting and backup withholding, US federal withholding tax on any dividends received on CCEP Shares or any gain recognised on a sale or other disposition of shares including any distribution to the extent it exceeds the adjusted basis in the non-US holder’s shares unless:

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

202Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

UK taxation consequences for US holders
The following summarises certain UK tax consequences of the ownership and disposition of CCEP Shares for US holders who are not resident in the UK for tax purposes and to whom split year treatment does not apply, who do not carry on a trade, profession or vocation through a permanent establishment or branch or agency in the UK, and who are the absolute beneficial owners of their CCEP Shares and hold such shares as a capital investment.
This information is a general discussion based on UK tax law and what is understood to be the practice of HMRC, all as in effect on the date of publication, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. It is not a complete analysis of all potential UK tax considerations that may apply to a US holder. In addition, this discussion neither addresses all aspects of UK tax law that may be relevant to particular US holders nor takes into account the individual facts and circumstances of any particular US holder. Accordingly, it is not intended to be, and should not be construed as, tax advice.
Distributions on CCEP Shares
No UK tax is required to be withheld from cash distributions on shares paid to US holders. In addition, US holders will not be subject to UK tax in respect of their receipt of cash distributions on their shares.
Sale, exchange, redemption or other dispositions of CCEP Shares
US holders will not be subject to UK tax on capital gains in respect of any gain realised by such US holders on a sale, exchange, redemption or other disposition of their shares. Special rules may apply to individual US holders who have ceased to be resident in the UK for tax purposes and who make a disposition of their shares before becoming once again resident in the UK for tax purposes.
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

In the event that CCEP Shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such shares may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement (in the case of UK stamp duty, rounded up to the next multiple of £5). Any such UK stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document duly stamped by HMRC) before the transfer can be registered in the books of the Company. In the event that CCEP Shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system, are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such shares). Notwithstanding the foregoing provisions of this paragraph, a transfer of listed securities may in certain circumstances be subject to UK stamp duty or SDRT based on the value of the relevant securities if this is higher than the amount of the consideration for the relevant transfer.
THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSEQUENCES. IT IS NOT INTENDED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES AND SHOULD NOT BE SO CONSTRUED. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    203

Selected financial data
The following selected financial data has been extracted from, and should be read in conjunction with the consolidated financial statements of the Group and their accompanying notes.
Coca-Cola European Partners plc was created through the Merger on 28 May 2016 of the businesses of CCE, CCIP and CCEG. As part of the Merger, in July 2016, the Company completed the acquisition of Vifilfell hf., the Coca-Cola bottler in Iceland. Upon the consummation of the Merger, the historical consolidated financial statements of CCE became CCEP’s historical financial statements as CCE was deemed to be the predecessor to CCEP. Therefore, the financial results presented here for the year ended 31 December 2015 and for the period from 1 January 2016 to 27 May 2016 refer to CCE and its consolidated subsidiaries, and the periods subsequent to 28 May 2016 refer to the combined financial results of CCEP.
For all periods up to and including the year ended 31 December 2015, CCE prepared and published its consolidated financial statements in accordance with US GAAP. As part of first time adoption of IFRS for CCEP and to provide comparative period information, the financial statements of CCE for 2015 were prepared in accordance with IFRS. The date of transition to IFRS was 1 January 2014, at which date an opening IFRS statement of financial position was prepared.
The financial information presented here has been prepared in accordance with IFRS as issued by the IASB and adopted by the EU. There are no differences between IFRS as issued by the IASB and IFRS as adopted by the EU that have an impact for the years presented.

	2019	2018	2017	2016	2015
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	12,017	11,518	11,062	9,133	6,329
Cost of sales	(7,424)	(7,060)	(6,772)	(5,584)	(4,017)
Gross profit	4,593	4,458	4,290	3,549	2,312
Selling and distribution expenses	(2,258)	(2,178)	(2,124)	(1,615)	(919)
Administrative expenses	(787)	(980)	(906)	(1,083)	(634)
Operating profit	1,548	1,300	1,260	851	759
Finance income	49	47	48	31	24
Finance costs	(145)	(140)	(148)	(154)	(134)
Total finance costs, net	(96)	(93)	(100)	(123)	(110)
Non-operating items	2	(2)	(1)	(9)	(5)
Profit before taxes	1,454	1,205	1,159	719	644
Taxes	(364)	(296)	(471)	(170)	(131)
Profit after taxes	1,090	909	688	549	513

204Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

	2019	2018	2017	2016	2015
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	15,582	15,225	14,880	15,143	5,113
Current assets	3,103	2,991	3,314	3,425	1,883
Total assets	18,685	18,216	18,194	18,568	6,996
Non-current liabilities	8,414	7,860	8,222	8,355	4,119
Current liabilities	4,115	3,792	3,287	3,752	2,006
Total liabilities	12,529	11,652	11,509	12,107	6,125
Total equity	6,156	6,564	6,685	6,461	871
Total equity and liabilities	18,685	18,216	18,194	18,568	6,996

Capital stock data
Number of shares (in millions)	456	475	485	483	227
Share capital (in € million)	5	5	5	5	3
Share premium (in € million)	178	152	127	114	2,729

Per share data
Basic earnings per share (€)	2.34	1.88	1.42	1.45	2.23
Diluted earnings per share (€)	2.32	1.86	1.41	1.42	2.19
Dividends declared per share (€)(A)	1.24	1.06	0.84	0.86	1.01
Dividends declared per share ($)(A)	n/a	n/a	n/a	0.97	1.12

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

Operations review
Revenue
Revenue increased by €0.5 billion, or 4.5%, from €11.5 billion in 2018 to €12.0 billion in 2019. Refer to the Business and financial review for a discussion of significant factors that impacted revenue in 2019, as compared to 2018.
2018 vs 2017
Refer to Other Information - Other Group information - Operations review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Volume
Refer to the Business and financial review for a discussion of significant factors that impacted volume in 2019, as compared to 2018.
2018 vs 2017
Refer to Other Information - Other Group information - Operations review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Cost of sales
On a reported basis, cost of sales increased 5.0%, from €7.1 billion in 2018 to €7.4 billion in 2019. Refer to the Business and financial review for a discussion of significant factors that impacted cost of sales in 2019, as compared to 2018.
2018 vs 2017
Refer to Other Information - Other Group information - Operations review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2019	2018
	€ million	€ million
Selling and distribution expenses	2,258	2,178
Administrative expenses	787	980
Total	3,045	3,158
On a reported basis, total operating expenses decreased by 3.5% from €3.2 billion in 2018 to €3.0 billion in 2019, including restructuring costs.
Selling and distribution expenses increased by €80 million, or 3.5%, versus 2018, primarily due to higher restructuring charges from the transformation of cold drink operations and other restructuring activities.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    205

Administrative expenses decreased by €193 million, or 19.5%, versus 2018 mainly reflecting the higher restructuring activity in 2018 primarily related to the supply chain site consolidation in Iberia.
On a comparable basis, total operating expenses increased by €11 million, or 0.5%, driven mainly by our continued spending for the future, such as expanding our field sales teams, offset by synergy benefits and a continued focus on managing expenses.
2018 vs 2017
Refer to Other Information - Other Group information - Operations review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Finance costs, net
Finance costs, net totalled €96 million and €93 million in 2019 and 2018, respectively. The following table summarise the primary items impacting our interest expense during the periods presented:

	2019	2018
Average outstanding debt balance (€ million)	6,399	5,674
Weighted average cost of debt	1.5%	1.6%
Fixed rate debt (% of portfolio)	91%	87%
Floating rate debt (% of portfolio)	9%	13%
Other non-operating items
Other non-operating items represented an expense of €2 million in 2018 and an income of €2 million in 2019. Our other non-operating expense is primarily made up of remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions.
Tax expense
In 2019, our reported effective tax rate was 25.0%. This includes a €3 million deferred tax expense due to the enactment of deceleration of corporate income tax rate reductions in France and the Netherlands.
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
The Group satisfies seasonal working capital needs and other financing requirements with operating cash flow, cash on hand, short-term borrowings and a line of credit. At 31 December 2019, the Group had €688 million in third party debt maturities in the next 12 months, €221 million of which was in the form of short-term commercial paper and €467 million of US dollar denominated notes. In addition to using operating cash flow and cash in hand, the Group may repay its short-term obligations by issuing more debt, which may take the form of commercial paper and/or longer term debt. Further details regarding the level of borrowings at the year end are provided in Note 13 of the consolidated financial statements.
In line with our commitments to deliver long-term value to shareholders, in April and October 2019, the Board declared interim dividends of €0.62 per Share, an increase of 17% versus 2018. For the year ended 31 December 2019, dividend payments totalled €574 million (2018: €513 million).
In September 2018, the Company announced a €1.5 billion share buyback programme. For the year ended 31 December 2019, 20,612,593 Shares were repurchased by the Company and cancelled under this programme. The total cost of the repurchased Shares of €1,005 million, including €5 million of directly attributable tax costs, was deducted from retained earnings. This programme was completed in November 2019. For further details of the share buyback programme refer to Note 16 of the consolidated financial statements.
On 13 February 2020, CCEP announced its intention to commence a new €1 billion share buyback programme, in accordance with the general authority to repurchase Shares granted by shareholders at the Company’s AGM in 2019, and subject to further shareholder approval at the AGM in 2020. The value of the programme may be adjusted depending on economic, operating, or other factors, including acquisition opportunities.

206Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

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
Summary of cash flow activities
2019
During 2019, our primary sources of cash included: (1) €1,904 million from operating activities, net of cash payments related to restructuring programmes of €147 million and contributions to our defined benefit pension plans of €61 million and cash receipts of €126 million relating to the ongoing VAT dispute with the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region); and (2) proceeds of €1,089 million from the issuance of €493 million 1.125% notes due in 2029, €495 million 0.7% notes due in 2031 and €101 million net issuances of short-term borrowings.
Our primary uses of cash were: (1) repayments on borrowings of €753 million (refer to Financing activities below) and net interest payments of €86 million; (2) dividend payments of €574 million; (3) purchases of Shares under our share buyback programme of €1,005 million; and (4) spend on property, plant and equipment of €506 million and software of €96 million.
2018
During 2018, our primary sources of cash included: (1) €1,806 million from operating activities, net of cash payments related to restructuring programmes of €245 million and contributions to our defined benefit pension plans of €56 million; and (2) proceeds of €398 million from the issuance of €400 million 1.5% rate notes due in 2027.
Our primary uses of cash were: (1) payments on debt of €444 million (refer to Financing activities below); (2) dividend payments of €513 million; and (3) payments related to the share buyback programme of €502 million; (4) capital spend on property, plant and equipment of €525 million and on software of €75 million; (5) net changes in short-term borrowings of €131 million; and (6) net interest paid of €81 million.
The discussion of our 2017 cash flow activities has not been included as this can be found under Other Information - Other Group information - Cash flow and liquidity review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Operating activities
2019 vs 2018
Our cash derived from operating activities totalled €1,904 million in 2019 versus €1,806 million in 2018. This increase was primarily due to higher profit before tax achieved for the year, a reduction in restructuring cash outflows of €98 million as well as the classification of payments of principal on lease obligations as a financing activity resulting from the adoption of IFRS 16 on 1 January 2019.
2018 vs 2017
Refer to Other Information - Other Group information - Cash flow and liquidity review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Investing activities
Capital asset investments represent a primary use of cash for our investing activities.
The following table summarises the capital investments for the periods presented:

	2019	2018
	€ million	€ million
Supply chain infrastructure	382	409
Cold drink equipment	120	109
Fleet and other	4	7
Total capital asset investments	506	525
Investments in supply chain infrastructure relate to investments in our manufacturing and distribution facilities.
In addition, during 2019 the Group spent €96 million (2018: €75 million) on capitalised development activity, primarily in relation to the business capability programme. No significant other investing activities took place during the years ended 31 December 2019 and 2018.
During 2020, we expect our capital expenditures to be in a range of €650 million to €700 million, including payments of principal on lease obligations, and to be invested in similar categories as those listed in the table above. We believe our operating cash flow, cash in hand and available short-term and long-term capital resources are sufficient to fund these plans.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    207

The discussion of our 2017 investing activities has not been included as this can be found under Other Information - Other Group information - Cash flow and liquidity review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Financing activities
Our net cash used in financing activities totalled €1,302 million in 2019, versus €1,259 million in 2018.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of debt	Maturity date	Rate	2019	2018
€400 million notes	November 2027	1.5%	—	398
€500 million notes	April 2029	1.1%	493	—
€500 million notes	September 2031	0.7%	495	—
Net issuances of short-term borrowings	—	(A)	101	—
Total issuances of debt, net of issuance costs			1,089	398

Payments on debt	Maturity date	Rate	2019	2018
Term loan	May 2018-2021	floating	(275)	(425)
€350 million notes	December 2019	2.0%	(350)	—
Payments of other non-current borrowings	—	6.7%	—	(1)
Net payments of short-term borrowings	—	(A)	—	(131)
Total payments on debt			(625)	(557)

(A)	These amounts represent short-term euro commercial paper with varying interest rates.
Our financing activities during 2019 included dividend payments totalling €574 million. These included two dividend payments, each based on a dividend rate of €0.62 per Share. In 2018, dividend payments totalled €513 million.
In September 2018, the Company announced a €1.5 billion share buyback programme. For the year ended 31 December 2019, 20,612,593 Shares were repurchased by the Company and cancelled under this programme. The total payments under this programme in 2019 were €1,005 million (including €5 million of directly attributable tax costs). This compares to total payments of €502 million relating to Shares that were repurchased in 2018. The programme was completed in November 2019.
During 2019 and 2018, €60 million and €5 million, respectively, were drawn against a credit facility and subsequently repaid prior to 31 December.
Lease obligations
Cash outflows relating to operating leases had previously been presented in net cash flows from operating activities. From 1 January 2019, these equivalent cash flows are included as cash flows from financing activities. During the year ended 31 December 2019, total cash outflows from payments of principal on lease obligations were €128 million. In 2018, while our operating lease cash flows were presented as operating cash flows, our finance lease cash flows were included within financing activities and amounted to €18 million.
The discussion of our 2017 financing activities has not been included as this can be found under Other Information - Other Group information - Cash flow and liquidity review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
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
The Group produces most of its plastic bottle requirements within the production facilities using preforms purchased from multiple suppliers. The Group believes the self manufacture of certain packages serves to ensure supply and to reduce or manage costs. The Group does not use any materials or supplies that are currently in short supply, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.

208Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

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
Contractual obligations
The following table reflects the Group's contractual obligations as at 31 December 2019:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings(A)	6,034	688	1,535	844	2,967
Lease obligations(B)	421	128	158	67	68
Interest obligations(C)	495	84	140	113	158
Purchase agreements(D)	295	216	64	10	5
	7,245	1,116	1,897	1,034	3,198

(A)	These amounts represent the Group’s scheduled debt maturities, excluding lease obligations. Refer to Note 13 of the consolidated financial statements for further details about the borrowings of CCEP.

(B)
These amounts represent the Group’s minimum lease payments (including amounts representing interest), obligations related to lease agreements committed to but not yet commenced and lease payments due under non-cancellable short-term or low value lease agreements.

(C)
These amounts represent estimated interest payments related to the Group’s long-term debt obligations, excluding leases. Interest on fixed rate debt has been calculated based on applicable rates and payment dates. Interest on variable rate debt has been calculated using the forward interest rate curve. Refer to Note 24 of the consolidated financial statements for further details about financial risk management within CCEP.

(D)
These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €175 million as at 31 December 2019. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.  These are excluded from the table above. The Group expects that the net cash flows generated from operating activities will be able to meet these liabilities as they fall due.

The above table does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in Note 24 of the consolidated financial statements.
The above table also does not reflect employee benefit liabilities of €238 million, which include current liabilities of €17 million and non-current liabilities of €221 million as at 31 December 2019. Refer to Note 15 of the consolidated financial statements for further information.
Properties
The Group’s principal properties include production facilities, distribution and logistics centres, shared service centres, business unit headquarter offices and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2019:

	Great Britain	France	Belgium/ Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	5	—	—	—	—	—	2	1	—	8
Owned	—	5	3	1	1	1	16	11	2	40
Total	5	5	3	1	1	1	18	12	2	48
Distribution and logistics facilities
Leased	1	—	3	—	—	—	22	4	—	30
Owned	—	—	—	—	—	—	7	5	—	12
Total	1	—	3	—	—	—	29	9	—	42
Corporate offices and business unit headquarters
Leased	2	1	1	1	—	—	1	3	—	9
Owned	—	—	—	—	—	—	—	—	—	—
Total	2	1	1	1	—	—	1	3	—	9

(A)	All production facilities are a combination of production and warehouse facilities.
The Group uses two shared service centres, both located in Bulgaria.
The Group’s principal properties cover approximately 4.8 million square metres in the aggregate of which 0.7 million square metres is leased and 4.1 million square metres is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2019, the Group operated approximately 13 thousand vehicles of various types, the majority of which are leased. The Group also owned approximately 1.2 million pieces of cold drink equipment, principally coolers and vending machines.

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    209

Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e) under the Exchange Act, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US SEC’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at 31 December 2019. Based on that evaluation, the Group’s Chief Executive Officer and Chief Financial Officer have concluded that the Group’s disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
The Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision of the principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s consolidated financial statements for external reporting purposes in accordance with IFRS issued by the IASB. The Group’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group’s transactions and dispositions of assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Group’s consolidated financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorisations of management and the Directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Group’s consolidated financial statements. Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2019, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organisations of the Treadway Commission. Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2019 was effective. Ernst & Young LLP, the Group’s independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as at 31 December 2019, which is set out on page 125.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2019 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

210Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Principal accountants’ fees and services
The Audit Committee has established policies and procedures for the engagement of the independent registered public accounting firm, Ernst & Young LLP (EY), to render audit and certain assurance and tax services. The policies provide for pre-approval by the Audit Committee of specifically defined audit, audit-related, tax and other services that are not prohibited by regulatory or other professional requirements. EY is engaged for these services when its expertise and experience of CCEP are important. Most of this work is of an audit nature.
Under the policy, pre-approval is given for specific services within the following categories: advice on accounting, auditing and financial reporting matters; internal accounting and risk management control reviews (excluding any services relating to information systems design and implementation); non-statutory audit; project assurance and advice on business and accounting process improvement (excluding any services relating to information systems design and implementation relating to CCEP’s financial statements or accounting records); due diligence in connection with acquisitions, disposals and arrangements in which two or more parties have joint control (excluding valuation or involvement in prospective financial information); income tax and indirect tax compliance and advisory services; employee tax services (excluding tax services that could impair independence); provision of, or access to, EY publications, workshops, seminars and other training materials; provision of reports from data gathered on non-financial policies and information; and assistance with understanding non-financial regulatory requirements. The Audit Committee has delegated authority to the Chairman of the Audit Committee to approve permitted services provided that the Chairman reports any decisions to the Committee at its next scheduled meeting. Any proposed service not included in the approved service list must be approved in advance by the Audit Committee Chairman and reported to the Committee, or approved by the full Audit Committee in advance of commencement of the engagement.
The Audit Committee evaluates the performance of the auditor each year. The Committee keeps under review the scope and results of audit work and the independence and objectivity of the auditor. The audit fees payable to EY are reviewed by the Committee for cost effectiveness each year. External regulation and CCEP policy requires the auditor to rotate its lead audit partner every five years. (See Note 17 of the consolidated financial statements for details of fees for services provided by the auditor.)

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    211

Form 20-F table of cross references

Page
Part 1
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A - Selected financial data.	204-205
	B - Capitalization and indebtedness.	n/a
	C - Reasons for the offer and use of proceeds.	n/a
	D - Risk factors.	186-194
Item 4	Information on the Company
	A - History and development of the company.	26, 195, 131-132, 201, 207
	B - Business overview.	4-9, 18-19, 26-33, 131-132, 136, 192-193, 200, 208
	C - Organizational structure.	131-132, 171-173
	D - Property, plants and equipment.	140-142, 207, 209
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A - Operating results.	26-33, 136, 157-158, 161-163, 171, 186-194, 205-206
	B - Liquidity and capital resources.	31-33, 144, 149-150, 156-157, 206-208, 209
	C - Research and development, patents and licences, etc.	137-139
	D - Trend information.	26-33, 171
	E - Off-balance sheet arrangements.	208
	F - Tabular disclosure of contractual obligations.	209
	G - Safe harbor.	220
Item 6	Directors, Senior Management and Employees
	A - Directors and senior management.	59-66, 195-196
	B - Compensation.	87-107, 151-156, 160
	C - Board practices.	59-76, 81-107, 195
	D - Employees.	20-23, 157, 195
	E - Share ownership.	22, 102-103, 195-196
Item 7	Major Shareholders and Related Party Transactions
	A - Major shareholders.	109
	B - Related party transactions.	159-160
	C - Interests of experts and counsel	n/a
Item 8	Financial Information
	A - Consolidated Statements and Other Financial Information.	33, 126-173, 204-211
	B - Significant Changes.	n/a
Item 9	The Offer and Listing.
	A - Offer and listing details.	n/a
	B - Plan of distribution.	n/a
	C - Markets.	196
	D - Selling shareholders.	n/a
	E - Dilution.	n/a
	F - Expenses of the issue.	n/a

212Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Page
Item 10	Additional Information.
	A - Share capital.	196-199
	B - Memorandum and articles of association.	200
	C - Material contracts.	200
	D - Exchange controls.	201
	E - Taxation.	201-203
	F - Dividends and paying agents.	n/a
	G - Statement by experts.	n/a
	H - Documents on display.	201
	I - Subsidiary Information.	171-173
Item 11	Quantitative and Qualitative Disclosures about Market Risk.	145-148, 168-170
Item 12	Description of Securities Other than Equity Securities.
	A - Debt Securities.	n/a
	B - Warrants and Rights.	n/a
	C - Other Securities.	n/a
	D - American Depository Shares.	n/a
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies.	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.	n/a
Item 15	Controls and Procedures.	125, 210
Item 16A	Audit committee financial expert.	68, 82
Item 16B	Code of Ethics.	68
Item 16C	Principal Accountant Fees and Services.	85, 158, 211
Item 16D	Exemptions from the Listing Standards for Audit Committees.	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	110, 197, 199
Item 16F	Change in Registrant’s Certifying Accountant.	n/a
Item 16G	Corporate Governance.	68
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements.	126-173
Item 18	Financial Statements.	n/a
Item 19	Exhibits.	214

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    213

Exhibits
The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov.

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 99.1 to CCEP’s Form 6-K filed with the SEC on May 30, 2019).
Exhibit 2	Description of rights attached to each class of CCEP securities registered under Section 12 of the Exchange Act as at 31 December 2019.
Exhibit 3
Shareholders’ Agreement by and among the Company, Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG (incorporated by reference to Annex C to the proxy statement/prospectus contained in CCEP’s Form F-4/A registration statement filed with the SEC on April 11, 2016).

Exhibit 4.1
Form of Bottler’s Agreement entered into between The Coca-Cola Company and the bottling subsidiaries of CCEP (incorporated by reference to Exhibit 10.7 to the Company’s Form F-4/A registration statement filed with the SEC on April 7, 2016).

Exhibit 4.2	Coca-Cola European Partners plc Long-Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.1 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.3
Rules of the Coca-Cola Enterprises Belgium/Coca-Cola Enterprises Services Belgian and Luxembourg Share Savings Plan (incorporated by reference to Exhibit 4.3 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).

Exhibit 4.4	Trust Deed and Rules of Coca-Cola Enterprises UK Share Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.5
The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 99.1 to Coca-Cola Enterprises, Inc.’s Current Report on Form 8-K filed on February 9, 2012).

Exhibit 4.6
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

214Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Coca-Cola European Partners plc

/s/ Damian Gammell
Damian Gammell
Chief Executive Officer
16 March 2020

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    215

Glossary
Unless the context otherwise requires, the following terms have the meanings shown below.

2010 Plan	CCE 2010 Incentive Award Plan
Admission	the date of the Company’s admission to the UK market (28 May 2016)
AGM	Annual General Meeting
ARR	Annual report on remuneration
Articles	Articles of Association of Coca-Cola European Partners plc
BCM	business continuity management
BEIS	UK Department for Business, Environment and Industrial Strategy
Board	Board of Directors of Coca-Cola European Partners plc
BPF	Business Performance Factor
BPT	business process and technology
Brexit	the departure of the UK from the EU
BU	a business unit of the Group
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEG or Coca-Cola Erfrischungsgetränke	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)
CCEP or the Group	Coca-Cola European Partners plc (registered in England and Wales number 9717350) and its subsidiaries and subsidiary undertakings from time to time
CCEP LTIP	CCEP Long-Term Incentive Plan 2016
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)
CDP	Climate Disclosure Project, formerly known as the Carbon Disclosure Project
CEO	Chief Executive Officer (of Coca-Cola European Partners plc)
CFO	Chief Financial Officer (of Coca-Cola European Partners plc)
CGU	cash generating unit
Chairman	the Chairman of Coca-Cola European Partners plc
Cobega	Cobega, S.A.
Coca-Cola system	comprises The Coca-Cola Company and around 225 bottling partners worldwide
CoC	Code of Conduct
CODM	chief operating decision maker
Committee(s)	the five committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Corporate Social Responsibility and Affiliated Transaction Committees
Committee Chairman/Chairmen	the Chairman/Chairmen of the Committee(s)
Committee member(s)	member(s) of the Committees
Companies Act	the UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola European Partners plc
Company Secretary	Company Secretary (of Coca-Cola European Partners plc)
CSR	Corporate Social Responsibility
CTA	Contractual Trust Arrangement
Defra	UK Department for Environment, Food and Rural Affairs
Deloitte	Deloitte LLP
Director(s)	a (the) director(s) of Coca-Cola European Partners plc
DRS	deposit return scheme(s)
DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EBITDA	earnings before interest, tax, depreciation and amortisation
EEA	European Economic Area
EIR	effective interest rate
EPS	earnings per share
ERM	enterprise risk management
EY	Ernst & Young LLP
ESP	GB Employee Share Plan
EU	European Union
European Refreshments or ER	European Refreshments, a wholly-owned subsidiary of TCCC
Exchange Act	the US Securities Exchange Act of 1934

216Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Executive Leadership Team or ELT	the CEO and his direct senior leadership reports
E&C	ethics and compliance
FCPA	US Foreign Corrupt Practices Act of 1977
FIFO	first-in, first-out method
FMCG	fast moving consumer goods
FPI	foreign private issuer, a term that applies to a company under the rules of the New York Stock Exchange that is not a domestic US company
FRC	the Financial Reporting Council
FRS	Financial Reporting Standards
FTSE4Good	a series of ethical investment stock market indices launched in 2001 by the FTSE Group
GAAP	Generally Accepted Accounting Principles
GB Scheme	the Great Britain defined benefit pension plan
GHG	greenhouse gas
GHG Protocol or WRI/WBCSD GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains
GRC	governance, risk and compliance
Group or CCEP	Cola-Cola European Partners plc and its subsidiaries and subsidiary undertakings from time to time
HMRC	Her Majesty’s Revenue and Customs, the UK’s tax authority
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IAS Regulations	International Accounting Standards (IAS) Regulations relate to the harmonisation of the financial information presented by issuers of securities in the European Union
IBR	incremental borrowing rate
IEA	International Energy Agency
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGD	Institute of Grocery Distribution in the UK
INEDs	independent non-executive directors of Coca-Cola European Partners plc
IPF	Individual Performance Factor
IRC	the US Internal Revenue Code of 1986, as amended
IRS	US Internal Revenue Service
ISAE 3000	International Standard on Assurance Engagements 3000
ISO	International Organisation for Standardisation
IT	information technology
Listing Rules or LRs	the Listing Rules of the UK Financial Conduct Authority
LSE	London Stock Exchange
LTI	long-term incentive
LTIP	Long-Term Incentive Plan
Merger
the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke GmbH

NARTD	non-alcoholic ready to drink
NEDs	non-executive directors of Coca-Cola European Partners plc
NGO	non-governmental organisation
NYSE	New York Stock Exchange
NYSE Rules	the corporate governance rules of the NYSE
OCI	other comprehensive income
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
Official List
the Official List is the list maintained by the Financial Conduct Authority of securities issued by companies for the purpose of those securities being traded on a UK regulated market such as London Stock Exchange

Olive Partners	Olive Partners, S.A.
PACS	public affairs, communications and sustainability
Parent Company or Company	Coca-Cola European Partners plc
Paris Agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference
Partnership	the partnership agreement entered into between the Group, the GB Scheme and CCEP Scottish Limited Partnership to support a long-term funding arrangement
Pension Plan 1 and Pension Plan 2	the Germany defined benefit pension plans
PET	polyethylene terephthalate

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    217

PFIC	passive foreign investment company
QESH	quality, environmental, safety and health
Remuneration policy	the remuneration policy as approved by shareholders at the Company’s AGM held on 22 June 2017
rPET	recycled PET
PRN	Packaging Recovery Notes
PSU	performance share unit
ROIC	return on invested capital
ROU	right of use
RSU	restricted stock unit
SBTi	Science Based Targets initiative
SAGP	Sustainable Agriculture Guiding Principles
SDRT	stamp duty reserve tax
SGP	Supplier Guiding Principles
SDG	UN Sustainable Development Goals
SEC	Securities Exchange Commission of the US
Shareholders’ Agreement	the shareholders’ agreement dated 28 May 2016 between Coca-Cola European Partners plc and Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. KG
Shares	ordinary shares of €0.01 each of Coca-Cola European Partners plc
SI	strategic imperative
SID	Senior Independent Director
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002
S&P	Standard & Poor’s
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges
SPO	Sustainable Packaging Office
SVA	source water vulnerability assessment
SWPP	source water protection plan
TCCC	The Coca-Cola Company
TCFD	Task Force on Climate-related Financial Disclosures
TSR	total shareholder return
UK Accounting Standards	Financial Reporting Standards issued by the Accounting Standards Board
UKBA	UK Bribery Act 2010
UKCGC	UK Corporate Governance Code 2018
UNESDA	Union of European Soft Drinks Associations
unit case	approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit
US GAAP	the US Generally Accepted Accounting Principles
US Tax Act	US Tax Cuts and Jobs Act 2017
VAT	value added tax
WEEE	EU Directive on Waste Electrical and Electronic Equipment
WRI/WBCSD GHG Protocol or GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains

218Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Useful addresses

Registered office
Coca-Cola European Partners plc Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 9717350 +44 (0)1895 231313
Share registration
US shareholders:	Shareholders in Europe and outside the US:
Computershare 462 South 4th Street Suite 1600 Louisville KY 40202 1-800-418-4223	Computershare The Pavilions Bridgwater Road Bristol BS99 6ZZ +44 (0)370 702 0003
Report ordering
Shareholders who would like a paper copy of the Integrated Report, which will be despatched from around 16 April 2020, can make their request by post to the Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via www.cocacolaep.com/financial-reports-and-results/integrated-reports or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639.

Agent for service of process in the US
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F    219

Forward-looking statements
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
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of this 2019 Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as marine litter); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU); The relationship with TCCC and other franchisors; Product quality; and Other risks (such as widespread outbreaks of infectious disease).
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

220Coca-Cola European Partners plc / 2019 Integrated Report and Form 20-F

Designed by by Salterbaxter Salterbaxter An MSL Company This report has has been been printed printed on onRevive Revive 100 100 Silk Silk – an– anFSC® FSC® certified certifiedpaper fibre paper derived fibre from derived 100% prefrom and 100% post-consumer pre and post-consumer waste. wasteaccredited accredited with the with ISO the 14001 ISO and 14001 EMAS and environmental EMAS environmental standards. standards.Printed by CPIPrinted Colour. by CPI CPI Colour Colour. are CPI ISO14001 Colour arecertified, ISO14001 certified,CarbonNeutral®, CarbonNeutral®, Alcohol Free Alcohol and are Free FSC® and Chain are FSC® of Custody Chain of Custodycertified. certified.The inks usedThe inksare vegetable used are oilvegetable based. oil based.

COCA‑COLA EUROPEAN PARTNERS PLC Registered office: Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 9717350 WWW.COCACOLAEP.COM COCA‑COLA EUROPEAN PARTNERS PLC   2019 INTEGRATED REPORT AND FORM 20-F