Form 20-F
period 2020-12-31
COCA-COLA EUROPEAN PARTNERS plc
filed 2021-03-12
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 454,645,510 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer,"accelerated filer, and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GREAT PEOPLE GREAT SERVICE GREAT BEVERAGES 2020 INTEGRATED REPORT AND FORM 20-F C O C A ‑C O L A E U R O P E A N P A R T N E R S P L C 2 0 2 0 IN T E G R A T E D R E P O R T A N D F O R M 2 0 -F

ONE OF THE WORLD’S LARGEST BEVERAGE COMPANIES. POWERED BY A TEAM OF TALENTED AND ENGAGED PEOPLE. LEADING POSITION WITHIN A LARGE AND VALUABLE CATEGORY. SOLID TRACK RECORD OF PERFORMANCE. RAPID RESPONSE TO COVID‑19 PANDEMIC. CONFIDENT IN OUR FUTURE, LED BY GREEN AND DIGITAL. STRONGLY ALIGNED WITH THE COCA‑COLA COMPANY. Coca-Cola European Partners plc Registered in England & Wales, Company number 09717350

Strategic Report 2 Performance indicators 4 Our portolio 6 Our operations 8 What we do and how we do it 10 Our stakeholders 13 Section 172(1) statement from the Directors 14 Conversation with our Chairman and CEO 18 Succeeding in a changing landscape 20 Our strategy 22 Sustainability 38 Our people 42 Operating with integrity 44 Principal risks 52 Viability statement 53 Non-financial information statement 54 Business and financial review Governance and Directors’ Report 64 Chairman’s introduction 65 Board of Directors 66 Directors’ biographies 71 Senior management 72 Corporate governance report 82 Nomination Committee Chairman’s letter 83 Nomination Committee report 86 Audit Committee Chairman’s letter 87 Audit Committee report 92 Directors’ remuneration report 92 Statement from the Remuneration Committee Chairman 95 Overview of remuneration policy 96 Remuneration at a glance 97 Annual report on remuneration 108 Directors’ report 111 Directors’ responsibilities statement Financial Statements 114 Independent Auditor’s reports 128 Consolidated financial statements 133 Notes to the consolidated financial statements 175 Company financial statements 179 Notes to the Company financial statements Other Information 188 Risk factors 198 Other Group information 216 Form 20-F table of cross references 218 Exhibits 220 Glossary 223 Useful addresses 224 Forward-looking statements LEARN ABOUT WHAT WE DO, HOW WE DO IT AND OUR STAKEHOLDERS ON PAGES 8–13 READ ABOUT OUR SUSTAINABILITY ACTION PLAN, THIS IS FORWARD, ON PAGES 22–41 SEE OUR REPORT ONLINE AT IR.COCACOLAEP.COM/FINANCIAL‑REPORTS‑AND‑RESULTS/INTEGRATED‑REPORTS 1Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2020 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, are incorporated by reference in the Form 20-F. DRIVING SUSTAINABLE SHAREHOLDER RETURNS World’s best brands Positioned for continued growth Unrivalled customer coverage Investing in key capabilities Ambitious sustainability plans Solid balance sheet Strong, strategic alignment with The Coca-Cola Company Success driven by the resilience of our people Supporting our communities

Performance indicators Financial Revenue (€BN) Operating profit on a comparable basis* (€BN) Diluted earnings per share (EPS) on a comparable basis* (€) 12.0 10.6 1.7 1.2 1.80 2.53 €10.6BN €1.2BN €1.80 Comparable volumes declined by 10% reflecting the adverse impact of COVID-19, particularly on immediate consumption and the away from home channel. This was partially offset by growth in the home channel supported by online grocery sales and continued revenue growth management initiatives. Revenue per unit case declined by 1.5% driven by adverse channel, geographic and pack mix as a result of COVID-19. Comparable operating profit declined by 29% reflecting the decline in revenue. This impact was moderated by a reduction in variable expenses given lower volumes, as well as the delivery of approximately €260 million in discretionary operating expenditure (opex) savings as we ensured spend was limited to what was essential. We leveraged the crisis as a catalyst to accelerate our competitiveness initiatives as we look for ways to become even more efficient and further reduce complexity. Comparable diluted EPS declined by 29% driven by the decline in comparable operating profit. This was partially offset by the return of approximately €130 million to shareholders before the suspension of our €1 billion share buyback programme in March 2020. Free cash flow* (€BN) Return on capital invested (ROIC)* (%) 1.1 0.9 10.3 7.6 Data legend 2019 2020 * Please refer to Business and financial review on page 54 for definition and reconciliation of non-GAAP figures to GAAP figures. €0.9BN 7.6% Free cash flow generation continues to be a core priority of our business. Despite the impact of COVID-19 and following continued investments in our portfolio, digital capabilities and sustainability initiatives, we still delivered free cash flow of over €900 million, close to our medium-term objective of generating at least €1 billion a year. This highlights the strength of our free cash flow generation, supported by our disciplined capital expenditure (capex) and working capital improvement initiatives. ROIC declined by 270 basis points driven by the decline in comparable operating profit. This metric remains a high priority for us and we will continue to focus on driving profitable revenue growth and capital efficiencies. 2 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Sustainability Lost time incident rate (number per 100 full time equivalent employees) % GHG emissions reduction across our value chain since 2010 and 2019 % sugar reduction in our soft drinks since 2015 0.82 1.14 1.07 VERSUS 2010 37.7 11.9 VERSUS 2019(A) 11.9% We are committed to reducing greenhouse gas (GHG) emissions, to limit the global temperature increase to 1.5°C above pre- industrial levels and to protect the future of our planet. In 2020, we launched our new climate strategy with a clear ambition to reach net zero GHG emissions by 2040 and to reduce our GHG emissions across our value chain by 30% by 2030 (versus 2019). In 2020, the GHG emissions within our value chain had fallen by 11.9% compared to 2019 and had fallen by 37.7% compared to 2010 (previous target baseline year). 15.3 12.9 11.1 0.82 15.3% Our people’s mental and physical wellbeing remains our priority during the ongoing COVID-19 pandemic. By providing our people with a safe and healthy work environment, we aim to work towards zero incidents. In 2020, we continued to upgrade and improve workplace equipment and infrastructure and we saw our lost time incident rate fall to 0.82, a reduction of 23% compared with the previous year. Consumer habits are continually changing. Working with The Coca-Cola Company (TCCC) and other franchisors, we continue to evolve our business and portfolio to meet consumers’ demands for a greater variety of drinks, including low and no calorie options. By the end of 2020, the average sugar per litre in our soft drinks portfolio had fallen by 15.3% compared with 2015. This represents a reduction of 19.8% since 2010. We’re achieving these reductions by reformulating our recipes, and by providing greater choice. Water use ratio (litres of water/litre of product produced) % PET from recycled PET 1.57 1.60 1.61 41.3 30.5 27.6 Data legend 2020 2018 2019 FOR MORE ABOUT OUR SUSTAINABILITY COMMITMENTS AND PROGRESS, SEE PAGES 22–37 1.57 41.3% Climate change is altering weather patterns around the world, causing water shortages and droughts in some areas and floods in others. As water is the main ingredient in the majority of our drinks it’s critical that we use water sustainably and protect local water resources for future generations. The amount of water we use to make our products has reduced by 13.7% compared with 2010, to 1.57 litres of water per litre of product produced. Creating a circular economy for the packaging we use is important in helping to address the world’s plastic waste crisis. We are committed to ensuring that at least 50% of the material we use for our PET bottles comes from recycled PET (rPET) by 2023, and we’ll aim to reach 100% recycled or renewable plastic by the end of the decade. We continue to make progress in increasing recycled plastic in our packaging. In 2020, 41.3% of the PET we used to make our PET bottles was rPET, up from 30.5% in 2019. We launched our new climate strategy with a clear ambition to reach net zero greenhouse gas emissions by 2040 Key hi ghli ght 3Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F (A) 2019 data restated. For more information see page 26.

Our portfolio We work closely with our franchise partners to offer consumers a wide range of popular drinks, with or without sugar and in a range of pack sizes and materials. We continue to expand our portfolio into areas we believe will drive significant growth in the coming years. 66.0% COCA‑COLA® 22.5% FLAVOURS, MIXERS AND ENERGY COCA‑COLA® Our Coca-Cola brands come in a range of variants that offer consumers a great choice of flavours, with or without sugar. This includes Coca-Cola Classic and Coca-Cola Zero Sugar, and Diet Coke/Coca-Cola Light for a lighter and refreshing taste across a number of flavour variants. Coca-Cola Zero Sugar was the number one soft drinks brand for absolute value growth across our markets, according to Nielseniq. FLAVOURS, MIXERS AND ENERGY Flavours, mixers and energy are an important part of our portfolio of drinks. Fanta continued to be a focus in 2020 supported by a significant Halloween marketing campaign and new flavours like raspberry zero sugar. Monster performed strongly in 2020 – with volume growth of 15.5%, supported by new flavours such as Pacific Punch and a broader multi-pack offering in markets such as GB. Monster is now the number one energy brand in Spain and Portugal. We also introduced a new cherry variant for Coca-Cola Energy. We’re building our portfolio of adult mixers, led by Schweppes(A), Royal Bliss and Coca-Cola Signature Mixers. In 2020, Schweppes gained value share in a competitive GB market. (A) In Great Britain (GB) only. (B) We report comparable volumes for our Coca-Cola trademark drinks; flavours, mixers and energy drinks; hydration; and RTD teas, RTD coffees, juices and other drinks. 4 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

6.5% HYDRATION HYDRATION The hydration category is typically heavily reliant on immediate consumption – with consumers buying and consuming our hydration brands on the go. As a result of COVID-19 restrictions and less immediate consumption, 2020 saw a 34% volume decline. RTD TEAS, RTD COFFEES, JUICES AND OTHER DRINKS 2020 saw the expansion of Costa Coffee to Germany, following the introduction of Costa Coffee ready to drink (RTD) in GB in 2019. We also created a dedicated team, led by a new senior leadership role in Coca-Cola European Partners (CCEP), to oversee our expansion into coffee. We continue to invest in Fuze Tea, with new flavours and pack sizes coming in 2021 to drive momentum. In the fourth quarter of the year, Capri-Sun saw solid growth in GB and France. In partnership with TCCC, we introduced Topo Chico hard seltzer – Coca-Cola’s first brand in the alcohol category in Europe. 2020 BRAND CATEGORY VOLUME (ROUNDED)(B) 5.0% RTD TEAS, RTD COFFEES, JUICES AND OTHER DRINKS 5Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

A zo res M ad eira C a n ar y Isl and s 9 Map legend Production facility 2 2x Production facilities Shared service centre Where we operate SEE OUR INTERACTIVE MAP ON WWW.COCACOLAEP.COM /ABOUT‑US/PLACES Our operations We are a local business. We invest, employ, manufacture and distribute locally. We want to create a great experience for everyone we interact with – whether they are a customer, partner, supplier, stakeholder, member of our local community or part of our great team. We are investing in key areas of our business, to make the experiences we provide even better. REVENUE BY GEOGRAPHY(A) NO. OF EMPLOYEES(B) 1 Iberia (Spain, Portugal and Andorra) 20.5% 4,012 2 Germany 21.5% 7,061 3 Great Britain 21.0% 3,329 4 France (France and Monaco) 16.0% 2,570 5 Belgium and Luxembourg 8.5% 2,135 6 Netherlands 5.0% 765 7 Norway 4.0% 549 8 Sweden 3.0% 679 9 Iceland 0.5% 164 10 Bulgaria 842 (A) Revenue shown is percentage of total revenue as at 31 December 2020. (B) Number shown is number of employees as at 31 December 2020. READ MORE ABOUT HOW WE ARE SUCCEEDING IN A CHANGING LANDSCAPE ON PAGES 18–19 6 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Bulgaria 22 1 23 4 5 6 7 8 Ke y h igh ligh t Sweden became our first 100% rPET market in 2020 and the first in the Coca-Cola system 7Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Work with TCCC and other franchisors TCCC and other franchisors make and sell concentrates, beverage bases and syrups, own the brands and are responsible for consumer brand marketing. We operate under bottler agreements with TCCC and other franchisors and purchase the concentrates, beverage bases and syrups to make, sell and distribute packaged beverages to our customers and vending partners. Source raw materials We use ingredients such as water, sugar, coffee, juices and syrup to make our drinks. We also rely on materials like glass, aluminium, PET, pulp and paper to produce packaging. We require all our suppliers to meet strict targets around workplace policies and practices, health and safety, ethics and human rights, environmental protection and business integrity. Powered by our people What we do and how we do it GREAT PEOPLE &#9;● A great place to work, where people can grow, be happy and be well through Me@CCEP &#9;● Winning capabilities and performance &#9;● Following our Code of Conduct (CoC) GREAT SERVICE ● Easy to do business with ● Known for world class execution ● Agile and flexible ● Decision making close to the customer DONE SUSTAINABLY &#9;● Force for good &#9;● Transitioning to a low-carbon, zero waste, circular business &#9;● Focused on the areas that matter most to our business and stakeholders: climate, society, drinks, packaging, water and supply chain GREAT BEVERAGES &#9;● Category leadership with great tasting drinks and brands consumers love &#9;● Top quality and right every time &#9;● Bring brands to life in the market through powerful partnerships with brand owners FIND OUT MORE ABOUT WHERE OUR PEOPLE WORK ON PAGE 6 FIND OUT MORE ABOUT OUR PORTFOLIO OF DRINKS ON PAGES 4–5 SEE OUR THIS IS FORWARD SUSTAINABILITY ACTION PLAN ON PAGES 22–37 8 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Make great tasting drinks Our production facilities make and bottle our wide range of drinks. We’re continually improving our production facilities. We produce safe, high quality products for our customers and consumers. Over 92% of the drinks we sell are produced in the country in which they are consumed. Distribute to our customers We distribute our products to customers and vending partners by working closely with logistics partners. Work closely with customers who sell to consumers Our nearly 6,000 strong sales force works with a huge range of customers – from small local shops, supermarkets and wholesalers to restaurants, bars and sports stadiums – so consumers can enjoy our great products wherever they are and whenever they want. We also provide cold drink equipment (CDE) and supply vending machines so people can find our drinks on the go. FOR A BETTER SHARED FUTURE &#9;● Creating value for all our customers – big and small &#9;● Contributing to local economies &#9;● Supporting our communities &#9;● Trusted by shareowners and stakeholders Work with partners, aiming to collect 100% of our packaging Although 98% of our bottles and cans are recyclable, they don’t always end up being recycled. That needs to change. We’re determined to lead the way towards a circular economy for our packaging where 100% of our packaging is collected, reused or recycled, so that none of it ends up as litter or in the oceans. We employ around 22,000 people across our business. They make and sell our great beverages and help our customers grow by providing great service. They work with our communities as we seek to work sustainably and help them thrive. 9Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Our stakeholders Our stakeholders are part of our business and play a vital role in our success at every stage in our value chain. From the suppliers who provide our raw materials, to the communities where we operate and the people who make and sell our products, we seek to work together to refresh our markets and make a difference. OUR PEOPLE Our business depends on the great people who make, sell and distribute our products every day. We foster a diverse, inclusive and safe working environment, where everyone’s individuality is valued and where everyone has the training, tools and opportunity to succeed. We invest in our people’s training and development (around €9 million in 2020) as well as compensating them and providing additional benefits. How we engage We make sure our people have opportunities to share their views, for example, through town hall meetings (held virtually in 2020, as a result of the COVID-19 pandemic) and engagement surveys. We share information through our intranet and other communication channels. Our management meets regularly with works councils and trade unions that represent our people. We have a number of channels through which our people can seek advice and raise concerns in line with our CoC. What the Board did Designated Directors Two Non-executive Directors (NEDs), the chairmen of the Remuneration and Nomination Committees, have responsibility for ensuring the views and concerns of the workforce are taken into account by the Board and for reporting to the Board on employee related matters. During the year, the Nomination Committee requested regular feedback from management in relation to employee wellbeing and progress towards our inclusion and diversity (I&D) plan. The Remuneration Committee considered employee incentives in light of COVID-19, including the need for a fair and consistent approach across our workforce. Consultation 2020 saw the first exceptional meetings of the CCEP European Employee Works Council, established in November 2019, to consult on CCEP’s proposed Accelerate Competitiveness programme. The Chief Executive Officer (CEO) presented and took questions in a virtual environment and the conversation was translated into local languages to enable full participation. Communication To create an open and honest culture at CCEP, regular communications to our people from the CEO and other senior leaders is key. The CEO provides a regular cadence of updates regarding the Group’s results and other developments within the business, to ensure our people are kept informed about the matters that affect them as employees. The Board endorsed management’s approach to increasing senior leadership visibility and frequency of communications in response to COVID-19, noting the positive impacts of clear leadership and direction on confidence and productivity. Employee town hall To ensure the safety of our people, we adhered to prevailing COVID-19 public health guidance and held an employee town hall with the Board, virtually. Over 2,000 of our people were invited to attend an online session and to submit questions to be answered by a panel of Directors. They challenged the panel with tough questions covering sustainability, commercial decisions and mergers and acquisitions (M&A). READ MORE ABOUT OUR PEOPLE AND CULTURE ON PAGES 38–41 10 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

OUR INVESTORS Our investors provide the equity capital for our business and hold management to account, not only on financial performance but also by discussing key environmental, social and governance issues. In 2020, we paid dividends totalling €386 million to shareholders. How we engage We have a comprehensive programme of investor engagement covering the Annual General Meeting (AGM), investor roadshows, investor conferences including key note webcast presentations, analyst meetings, proxy advisor engagement, half yearly earnings releases alongside presentations and trading updates with webcast conference calls. Much of our interaction in 2020 was virtual as a result of the COVID-19 pandemic. What the Board did M&A During the year, the Board considered the opportunity to acquire Coca-Cola Amatil Limited (CCL), one of the largest bottlers of RTD beverages and coffee in the Asia Pacific region. The Board invested significant time in understanding CCL’s business and markets and how the acquisition aligns with CCEP’s long-term growth ambition. Annual General Meeting This year, the AGM was held as a closed meeting in line with prevailing COVID-19 guidelines and in accordance with CCEP’s Articles of Association. Shareholders were given the opportunity to put questions to the Board ahead of the meeting via the Company’s website. OUR FRANCHISORS We conduct our business primarily under agreements with TCCC and a limited number of other franchisors. These agreements generally give us the exclusive right to sell, distribute, and, in most cases, make beverages in approved packaging in specified territories. We drive sales to customers so that our franchisors’ brands are available where and when consumers want them. How we engage CCEP has long-term growth plans to create value together with our franchisors. To ensure ongoing discussion, our management regularly meets them to consider both functional, and sales and marketing matters. We invite TCCC to present at our Board meetings on a regular basis. What the Board did Collaboration CCEP works closely with our franchise partners to develop and market the brands we sell and to set the tone of our engagement with consumers. The Affiliated Transaction Committee (ATC) oversaw the performance of franchisor relationships in 2020, including new product development and trends in innovation. OUR SUPPLIERS We work with a network of about 15,000 suppliers across our markets. They supply us with a wide range of commodities and services such as ingredients, packaging, energy, equipment, building and facilities, fleet and logistics services, sales and marketing services, information technology (IT) and telecoms and general administration. Partnering and collaboration with our suppliers on sustainability is helping drive progress on delivering our This is Forward commitments while sustainable sourcing ensures security of supply of all the commodities and services needed to make, sell and distribute our drinks. For example, the support of our suppliers is key to achieving our 2030 GHG emissions reduction target. Around 87% of our spend in 2020 (excluding concentrate and juices purchased from TCCC and other franchisors) was with suppliers in our countries of operation. How we engage Through our supplier relationship management process, our procurement teams engage regularly with suppliers so we can build long-term relationships and work together on common objectives. This includes addressing key sustainability issues in areas such as reducing packaging waste and responsible ingredient sourcing. What the Board did Annual supplier day The CEO and other senior management representatives attended a virtual event attended by more than 200 unique suppliers. Digital tools A demonstration of the digital tools used by CCEP’s procurement team was given on request to one member of the Board. Supplier Guiding Principles As part of operating with integrity, we have guidelines approved at Board level setting out expectations and requirements of our suppliers in relation to expected conduct, for example, in relation to human rights, health and safety and other matters. READ ABOUT OUR SOURCES AND USES OF CASH ON PAGES 59–60 READ ABOUT OUR RELATIONSHIP WITH TCCC AND OTHER FRANCHISORS ON PAGES 195–196 READ MORE ABOUT ACTION WE’RE TAKING ON OUR SUPPLY CHAIN ON PAGES 36–37 11Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

WE ENGAGE WITH OUR STAKEHOLDERS REGULARLY TO UNDERSTAND THEIR VIEWS ON THE ISSUES THAT MATTER MOST TO THEM AND HOW BEST TO WORK TOGETHER TOWARDS OUR COMMON GOALS. BY LISTENING CLOSELY TO OUR STAKEHOLDERS, WE ENSURE THEIR INSIGHTS SHAPE OUR BUSINESS STRATEGY. OUR CUSTOMERS We strive to be our customers’ preferred partner and create value together by responding to changing consumer preferences and retail trends. Our operating model is customer centric and focused on the front line. We aim to deliver the strongest execution and reach a broad range of outlets in the marketplace, all while making it easier to do business with us. In 2020, the revenue we generated for our grocery customers grew by €488 million compared to 2019.(A) How we engage We are focused on our customers, with thousands of our people calling on them every day (subject to local restrictions). General Managers regularly engage with customers, along with senior members of the sales teams. We also engage with customers at an international level through TCCC’s Global Customer Governance Board where certain international customers request this single point of contact within the Coca-Cola system. This engagement is limited to our markets under strict legal protocols. What the Board did Market visits The Directors remain committed to understanding our markets and our customers. Virtual market visits were arranged in 2020, to mitigate the health and safety risks of in person visits from COVID-19. The Directors received insights on matters including field sales activation, marketing and adding value for retailers. Voice of the customer Senior leadership from Carrefour France were invited to present to the Board about Carrefour’s approach to its customers. The Directors asked questions and discussed the future of retail more widely from a consumer focus. CONSUMERS Consumers buy our great products from our customers. They drive demand for a range of drinks. We work with our customers to ensure that the drinks reaching consumers are high quality, safe and taste great. How we engage Generally, our franchisors own the relationship with consumers. We work closely with our franchisors and customers to understand consumer wants and needs. We receive direct feedback from consumers via the consumer care line provided on all our packaging. What the Board did Our portfolio Our ATC oversees CCEP’s relationships with our franchise partners, through which we are able to keep focus on development and diversification of our portfolio. OUR COMMUNITIES We have a strong local heritage and presence. We seek to make a positive difference, helping to address the challenges our communities face by supporting local partnerships and grassroots initiatives. We recognise the economic, social and environmental interaction between our business and our communities. Our people live in our local communities and we use local resources, such as water and transport systems, to make, sell and distribute our products. How we engage We invest in charitable and community causes in all of our markets and our people regularly take part in volunteering activities to support social initiatives in our communities. What the Board did This is Forward The Corporate Social Responsibility (CSR) Committee oversaw development of, and progress against, our sustainability action plan, taking into consideration market guidance on sustainability and stewardship. The Board attended a session giving an external perspective on the global climate challenge, in the context of CCEP’s action on climate. Climate strategy In December 2020, CCEP announced a new 2030 science based emissions reduction target and an ambition to reach net zero emissions by 2040. We continue to invest proactively in our sustainability ambitions to create a better future for the communities we serve. READ ABOUT OUR GHG EMISSIONS TARGETS ON PAGES 24–26 Our stakeholders continued (A) Source: Nielseniq ScanTrack (Nielsen Strategic Planner Data) for the year 2020 to week ending 27 December 2020. Countries included are Belgium, France, Germany, GB, the Netherlands, Norway, Spain, Sweden and Portugal. CCEP is defined as TCCC and Monster Energy excluding Innocent. Grocery customers here generally includes hypermarkets, supermarkets and discounters, although there are slight variations by market. 12 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

CASE STUDY COVID‑19 In response to the COVID-19 pandemic, the Board empowered management to take immediate actions to protect our people, support our customers and communities, and safeguard the long-term future of our business. COVID-19 required us to adapt quickly to a challenging and rapidly evolving environment. During the initial peak of the pandemic, weekly meetings were established between the Directors and senior management to ensure the right actions could be taken at the right times. We took decisions with a view to balancing the immediate needs of our stakeholders with our commitment to a sustainable recovery over the long term. Some examples of how this worked in practice are set out below: Our people We made a commitment early in the year to prioritise our people’s health, safety and wellbeing. Pulse surveys were undertaken during the summer, to understand our people’s experiences of the pandemic and their responses to leadership decisions. The results directly informed development of our people strategy, notably our wellbeing and future ways of working initiatives, with oversight by the Nomination Committee. READ ABOUT THE STEPS WE TOOK IN RELATION TO OUR PEOPLE IN ACTION ON SOCIETY ON PAGE 27 Customers Our commercial management teams have provided case by case support to our customers during what has been a difficult and challenging time. The Board endorsed a flexible and collaborative approach to speed recovery, which saw adjustments to production to ensure our customers were receiving the products in demand, and redeployment of our people to support a strained grocery sector. Communities Commitment to supporting the local communities where we operate is a part of CCEP’s sustainability strategy. We are proud that the strong links we have established with local communities have helped CCEP to have a meaningful and positive impact across our territories in response to the pandemic. Our contributions have included €3 million in product donations, ongoing volunteering by our people and working closely with TCCC and the Coca-Cola Foundation to provide substantial financial aid to fund the fight against COVID-19. READ ABOUT SUPPORT FOR COMMUNITIES AND CUSTOMERS ON PAGES 28–29 We have furthered our commitment to making a positive difference by signing the Uniting Business and Governments to Recover Better business statement, which calls upon businesses and governments to prioritise science based climate actions as part of their COVID-19 recovery plans. READ ABOUT OUR PLANS FOR A GREEN RECOVERY ON PAGES 24–26 Investors Due to the significant macroeconomic uncertainty arising from the pandemic, we took the decision in the short term to defer consideration of a 2020 dividend payment to shareholders until later in the year, to preserve maximum flexibility during a challenging period. Management maintained regular and open dialogue with investors and provided timely updates to the Board on market sentiment and confidence in our business. The Directors recognise the importance of cash returns to shareholders and declared a full-year dividend for 2020 in October, once visibility over performance had improved. READ MORE ABOUT OUR STRATEGIC RESPONSE TO COVID-19 IN THE CONVERSATION WITH OUR CHAIRMAN AND CEO ON PAGES 15–17 Consumers The Board received regular updates from management regarding consumer buying behaviour and changes to the daily routines of consumers. Emerging trends in consumer behaviour have helped inform our strategic route to market decisions, to ensure we can deliver our beverages to the places and in the ways our consumers want. During 2020, the Board acted in good faith to promote the long‑term success of CCEP In accordance with the directors’ duties set out in section 172 of the UK Companies Act 2006 (the Companies Act), the Board supervises the profitable operation and development of CCEP to maximise its equity value over the long term, without regard to the individual interests of any shareholder. A minority of our NEDs were appointed by major shareholders of CCEP. However, each of the Directors understands his or her responsibility under the Companies Act to act fairly as between members of the Company. We acknowledge that all of our decisions may affect CCEP’s shareholders through their impact on the future success of the business and confirm our due regard in this respect. We recognise that to deliver our strategy in a sustainable way, we must consider the commercial, social and environmental impacts of our business. During the year, we have monitored, assessed and challenged CCEP’s progress against our annual business plan and sustainability targets. When taking decisions of strategic importance, we endeavour to balance the interests of our stakeholders in ways that are compatible with CCEP’s long-term, sustainable growth. The Board gains stakeholder perspectives to inform its decision making through direct engagement, where feasible, and regular communication with senior management. We identified our key stakeholder groups as those which have significant interactions with our business model and that we impact in the course of our business operations. Ensuring our business operates responsibly is fundamental to our long-term success. The Board oversees a robust corporate governance framework that enables the right people to take the right decisions at the right time. READ HOW OUR CORPORATE GOVERNANCE FRAMEWORK WORKS IN PRACTICE ON PAGES 74–81 HOW THE DIRECTORS, AND CCEP MORE WIDELY, HAVE ENGAGED WITH OUR KEY STAKEHOLDERS THIS YEAR IS SET OUT ON PAGES 10–13 13Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Conversation with our Chairman and CEO Damian Gammell, Chief Executive Officer (left) Sol Daurella, Chairman (right) FURTHER...Key highlightWe donated more than 600,000 unit cases (3.3 million litres) of our products to foodbanks, medical and key workers 14 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

How did CCEP fare during 2020 and the COVID‑19 pandemic? Sol 2020 was an unprecedented and challenging year for us all and I’d firstly like to extend my sincere gratitude to everyone at CCEP for their incredible commitment and hard work, as well as to all of those who have been keeping us safe throughout the pandemic. In 2020, we prioritised the wellbeing of our people and the continuity of service to our customers. We worked closely with all our partners to support our customers and everyone they serve. Together with TCCC, we provided substantial aid to the Red Cross and other local non-governmental organisations (NGOs). In addition to providing protective equipment, we donated more than 600,000 unit cases of our products to foodbanks, medical and key workers. And from a governance perspective, we increased the cadence of leadership reviews with our teams, our Board and TCCC, while also learning from other bottlers across the Coca-Cola system. Damian Our results demonstrate the resilience of our business and our ability to operate with agility in such a rapidly changing environment. I am particularly proud of how our colleagues worked tirelessly to support our customers, consumers, communities and each other throughout such a challenging year, while at the same time protecting the long-term health of our business. We entered 2020 with good momentum but the COVID-19 pandemic had a significant impact on immediate consumption and the away from home channel given widespread outlet closures. FURTHER... As a result, we placed greater emphasis on our core brands and the home channel, including the growth in online and future consumption. I am pleased that we still gained overall market share during the year. We also took bold actions to protect our performance and focus on business continuity. All opex was limited to what was essential and we deferred non-critical capex. These discretionary opex and capex savings of approximately €260 million and €200 million respectively helped us generate strong free cash flow of €924 million which, supported by a strong balance sheet, enabled us to maintain a full year dividend payout ratio of approximately 50%. 2020 also strengthened our determination to go further and faster on our sustainability action plan, This is Forward. In December, we set out a bold ambition to reach net zero GHG emissions by 2040, which we’ll talk more about later. What is the rationale behind the acquisition of Coca‑Cola Amatil? Damian In October, we announced plans to acquire Coca-Cola Amatil, one of the largest bottlers and distributors of RTD beverages and coffee in the Asia Pacific region. The transaction will solidify our position as the largest Coca-Cola bottler by revenue and create a platform for accelerated growth and returns. Four years on from the creation of CCEP, this is the right time to take our proven playbook in Western Europe and apply its success into new markets. Australia and New Zealand are complementary developed markets with attractive long-term macro growth fundamentals. We will also gain exposure to Indonesia, one of the world’s most populous and attractive emerging markets. This is a unique and exciting opportunity to double our consumer reach to 600 million. This will enable us to scale up faster than ever before, with even more aligned and ambitious growth plans with TCCC and our other brand partners. Sol This coming together of two of the world’s best Coca-Cola bottlers is truly exciting. We expect to drive more sustainable and faster growth by combining the talent, learning and best practices of two great companies, both with a strong shared sustainability focus. A more diverse and inclusive culture will translate into new thinking and new ideas and our people will have even more opportunity to grow and develop. We also look forward to leveraging CCEP’s experienced leadership in emerging markets. We believe in the power of the Coca-Cola system to generate value for shareholders, demonstrated by the creation of CCEP four years ago, and now through the acquisition of these great franchises and markets. We have created significant value for our shareholders in recent years and we look forward to continuing on that trajectory. “WE ARE CONFIDENT THAT WE WILL EMERGE FROM THE PANDEMIC AS AN EVEN MORE EFFICIENT AND SUSTAINABLE BUSINESS” Damian Gammell, Chief Executive Officer 15Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Conversation with our Chairman and CEO continued How are you building a future ready culture within CCEP? Damian We fundamentally believe that a great employee experience will create a strong and positive future. Our people strategy sets out how we are building a winning culture that supports personal growth, builds the right skills such as agility and resilience and benefits from a diverse range of talents. We’re committed to building a more inclusive, representative and equal workplace, by going further and faster to bring meaningful change. We’ve been working hard to create a workplace where everyone feels welcome to contribute and be at their best, and we want to make a difference to society and grow sustainably – together. We continue to provide physical, mental and emotional wellbeing support to all colleagues. This has been particularly important during the pandemic and included the rollout of online wellbeing training modules which proved very popular, and were attended by over 5,000 colleagues during the year. In November, we appointed V&eacute;ronique Vuillod as the new Chief People and Culture Officer at CCEP. V&eacute;ronique worked previously as the Vice President of People and Culture for CCEP France and has a comprehensive understanding of our business having worked with CCEP since 1996. V&eacute;ronique’s appointment underscores our commitment to developing talent within CCEP, and I am confident that her leadership will support the growth of our business and people in the coming years. We want to create an environment that empowers everyone to thrive, where everyone can contribute to the growth of CCEP and where everyone feels respected and able to share their ideas and perspectives. Sol Together with all the people in CCEP who are driving our success, particularly Damian and his leadership team, I’m grateful to my fellow Directors for their contribution over the year. I’d like to take this opportunity to thank Francisco Crespo Ben&iacute;tez, Orrin H. Ingram and Javier Ferr&aacute;n, who stepped down from the Board during 2020, for their excellent contributions to our business. And I was very pleased to welcome our new Directors, Dessi Temperley, Brian Smith and John Bryant. In addition to their wide business expertise, Dessi brings strong financial and commercial insight, Brian is a deeply experienced Coca-Cola leader, with more than 20 years of experience working in the Coca-Cola system and John brings over 30 years’ experience in consumer goods, with particular expertise in strategy and M&A. How is CCEP developing its digital capabilities? Sol Our world has changed due to the pandemic, and we will embrace the opportunity digital represents for our consumers, customers and colleagues and in supporting us to become a more sustainable business. Our response to COVID-19 has shown that we can adapt to remote working, and still collaborate with colleagues and deliver work successfully. We will continue to look for ways of using digital solutions to bring us closer together and work faster and more effectively. For example, Redline, CCEP’s internal communication platform, continues to grow and has provided a real sense of community throughout the pandemic. Damian The pandemic has caused huge behavioural shifts in society and people are now living, shopping and working very differently. As consumers move to digital solutions in larger numbers, we’re working closely with customers to make sure our products are as easy to find online as they are in store. At the same time, other online shopping channels like food aggregators and direct to consumer propositions offer us a new way of getting our great products to consumers. We’ve also been accelerating our business to business (B2B) platforms to make it even easier for our customers and wholesalers to do business with us. We have a winning portal with My.CCEP.com, now available in nine of our markets, with functionality that continues to improve and further customer reach. We currently have around 31,000 customers using the platform, four times more than at the beginning of the year, and this number continues to grow. Using technology will help us manage our costs and develop ways to become more efficient. Becoming a more data driven business – using real time insights – will enable us to make the right decisions to support our customers and grow our business. We will also be able to use data analytics to improve our demand and supply chain planning, enabling us to make the drinks consumers want, when they want them. Sol We will also continue to work on developing new digital routes to market. In 2020, our innovation investment programme, CCEP Ventures, partnered with start ups Foodl and StarStock, to identify new ways of getting our products to consumers. We also launched our first ever direct to consumer sales platform in GB as a pilot – Your Coca-Cola. This platform allows consumers to stock up on their favourite drinks brands as well as those popular, harder to find products like Diet Coke Caffeine Free, often in slightly larger packs than are currently available through traditional retail channels. What progress has CCEP made with its sustainability commitments? Damian Sustainability remains a key priority for our business and I am pleased that we continued to make further progress in 2020. In particular, we took an important step in our journey by setting a new ambition to reach net zero emissions by 2040. This means we need to dramatically reduce GHG emissions from our own business and our entire value chain (Scope 1, 2 and 3 emissions) – from the raw ingredients we source and the packaging we use, to the drinks we sell. 16 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

To support this ambition we have set a target to reduce absolute GHG emissions by 30% by 2030 (versus 2019) – aligned with a pathway to limit global warming to 1.5°C – the goal of the Paris Agreement. Packaging is central to our carbon reduction goals. Crucial to this is accelerating our ambition to use zero virgin oil based PET in our plastic bottles. As we continue working towards a circular economy for packaging, I am proud that Sweden became our first 100% rPET market in 2020 and the first in the Coca-Cola system. We also invested in new solutions like CanCollar® and KeelClip, and we continue to explore innovative solutions in refillable packaging and dispensed technology. Our sustainability ambition will be supported by a €250 million investment over three years. This will enable us to go even further and faster to help tackle climate change and create a better future. We have a responsibility to the communities we serve to keep taking this action on climate. We know it will be a long and challenging journey – there are no quick fixes – but we are determined to drive this change as fast as we can and to play our part in helping and influencing others. We’ve made significant progress so far, and looking ahead, we will continue to help lead the transition to a low-carbon future by putting the environmental impact at the heart of our decision making. I know that our people want it to be truly embedded within our culture at CCEP. Sol We are committed to creating and driving a green future. It’s a core part of our effort to become a stronger business, supporting our customers, consumers and communities and returning value to our shareholders. This is reflected in our decision to integrate a carbon reduction metric into our management’s Long-Term Incentive Plan (LTIP) for the first time in 2020, making us an early adopter in this space. I am also proud that we continue to be recognised for our sustainability efforts. We are one of just four beverage companies to be included in the Dow Jones Sustainability World and European indices and for the fifth year in a row, CCEP was included in the Climate Disclosure Project (CDP) Climate and Water A Lists for 2020. Our communities are counting on us. CCEP has been proactive in drawing attention to the importance of securing a “green” recovery and a more inclusive society – which has a critical role to play in supporting communities, economic growth, employment and development. Sustainability is a subject that I personally feel very strongly about and I’m thankful to our colleagues, partners, suppliers and stakeholders for supporting us on this journey. Together, we can make a difference. READ MORE ABOUT OUR SUSTAINABILITY PLAN AND OUR PROGRESS AGAINST OUR TARGETS ON PAGES 22–37 How is CCEP’s relationship with TCCC developing? Damian CCEP has always been closely aligned with TCCC strategically and this has been clearly demonstrated through our agile collaboration and decision making during the pandemic. Together we ensured the continuity of supply of the products our consumers wanted to buy by prioritising core brands and packs. We also launched new brands into our markets such as Costa and Topo Chico, which we look forward to scaling up further in 2021. TCCC’s support for the proposed acquisition of CCL is further endorsement of the strong alignment we have built since the formation of CCEP. Sol As the COVID-19 crisis began, we worked closely with TCCC and the Coca-Cola Foundation to provide substantial aid to fund the fight against COVID-19, channelled through the Red Cross and local NGOs. Many colleagues continue to be personally involved in supporting the most vulnerable people in their local areas and we’re really proud of them. As we move through this crisis, we are continuing to work with TCCC in helping our communities recover in a sustainable way and ensuring businesses and governments prioritise science based climate action. Importantly, our sustainability strategy and our ambitious plans to work towards a net zero future are fully aligned with TCCC’s global World Without Waste and climate strategies. How is CCEP positioned for growth in 2021 and beyond? Damian While there remains some uncertainty about the duration and impact of the pandemic, the rollout of COVID-19 vaccines brings new optimism. We are confident that we will emerge from the pandemic as an even more efficient and sustainable business, underpinned by three key pillars: great people, great service and great beverages. Our category is robust, resilient and set to keep growing in the long term. Our focus must be on outperforming the market – growing faster and expanding share. We will continue to adapt to changes in consumer behaviour by focusing on the brands that our consumers love while extending into exciting new areas such as coffee and hard seltzers. To support our ambitious growth plans, we will continue to invest but in a more targeted way, focused on the biggest opportunities – the capabilities and technology that our people need to win. This will require us to manage our costs, making choices about our spending and developing ways to be more efficient and reduce complexity. This has been a long-term priority for CCEP, and with the sustained uncertainty and changes to consumer behaviours that COVID-19 is creating, we must accelerate these efforts. In fact, the pandemic has strengthened our determination to go further and faster in building a greener and more digital future for our business. Sol The COVID-19 crisis has had an unprecedented impact on our business and the communities we serve, but we face the future with hope, optimism and confidence. The speed at which our business reacted to the pandemic gives us confidence that we will emerge from the pandemic as an even more agile and efficient business. We have a strong team of dedicated, talented and engaged colleagues. We will continue to put our bold sustainability commitments at the heart of our business as we help our customers and communities rebuild and recover in 2021 and beyond. The acquisition of CCL is also truly exciting, and I’d like to thank all our colleagues, stakeholders and investors for continuing to be a part of our journey. Sol Daurella, Chairman Damian Gammell, Chief Executive Officer 17Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

M ac ro tr en d DIGITAL COMMERCE In 2020, we saw significant behavioural shifts in society driven by COVID-19 with people living, shopping, and working very differently. Digital technology has become increasingly ingrained in consumers’ lives, with more people choosing to buy their groceries or order a takeaway online. Our customers are also moving more towards digital platforms and other technologies. Capturing the growth in digital commerce has been an important area of focus and investment for us. We have leveraged the growth in e-commerce by supporting our customers with unique online price/pack offers, upweighted marketing and dedicated digital teams in each of our markets. We’ve also continued to invest in our B2B platform (My.CCEP.com), launched our first direct to consumer sales platform in GB, and formed new partnerships through CCEP Ventures. In 2020, our innovation investment programme, CCEP Ventures, partnered with two new start ups, Foodl and StarStock, to identify new ways of getting our products to consumers. We are working with Foodl to provide an enhanced digital customer experience for the hotel, restaurant and cafe (HoReCa) channel customers in the Netherlands. Together with StarStock, we are supporting the development of innovative new e-commerce solutions for the licensed trade in the UK. M ac ro tr en d TECHNOLOGY Technology is not only shaping the way that our consumers and customers interact with us, but also how we operate as a business. It is becoming increasingly important to modernise the way that people connect and communicate with each other in a more digital workplace. The pandemic was a catalyst for more flexible working and increasingly employees need access to documents, systems, and collaboration tools from wherever they may be located. With digital capabilities and ways of working becoming the norm, we have continued to invest in technology to better serve our employees, drive efficiencies and become a more digitally enabled business. This also includes enhancing our digital capabilities in areas such as demand and supply planning, master data and business analytics. Redline, CCEP’s internal digital communication channel, was launched in August 2019 and enables our colleagues to stay connected to each other, including our people in the field and across our supply chain. The application’s social media like experience and auto translation feature help to make content more engaging, relevant and shareable. This has proved invaluable during COVID-19, as it provides employees with direct access to our leaders and real time news. M ac ro tr en d SUSTAINABILITY We are listening to feedback from our stakeholders and responding to concerns from consumers, governments and NGOs on key sustainability issues. This includes feedback about climate change, water, plastic, packaging and concerns about health and obesity. In December 2020, we took another important step in our sustainability journey by setting an ambition to reach net zero GHG emissions by 2040. This means we need to dramatically reduce emissions across our entire value chain – from the raw ingredients we source and the packaging we use, to the drinks we sell. As part of our journey to reach net zero emissions by 2040, we also announced our intention to reduce absolute GHG emissions by 30% by 2030 (versus 2019) – aligned with a pathway to limit global warming to 1.5°C – the goal of the Paris Agreement. This ambition is underpinned by the inclusion of a GHG emissions reduction target in our LTIP and will be supported by a €250 million investment over three years. This will help us go even further and faster to help tackle climate change and create a better future. M ac ro tr en d EVOLVING CONSUMER TRENDS Consumers’ drinking motivations and occasions are becoming more varied. Today, consumers want different drinks to suit a range of moments and occasions, and we’re seeing the importance of premium products too – with people looking for a treat or indulgence. Last year the pandemic shifted consumer occasions towards at home consumption. As people work and spend time at home, they’re also looking to bring the cinema or bar experience into their homes. We have a great portfolio of the world’s best brands and we continue to diversify our drinks portfolio and packaging to suit the changing needs of our consumers. As well as prioritising the supply of our core brands and packs, we’re also expanding our presence in exciting new areas such as hard seltzers and hot coffee. We want to build a platform for growth in coffee. Costa Coffee has a scalable platform across multiple formats and channels – from the Costa Express vending system to RTD products. Following the launch of the RTD range in GB in 2019, Costa Coffee launched in Germany in September 2020, starting in Berlin and Cologne, and we are excited to continue this roll out across more of our markets in 2021. M ac ro tr en d TRANSPARENCY Governments and regulators are demanding increasing transparency from companies, both through packaging labelling and reporting. At the same time consumers are becoming more health conscious, so they’re asking for more information about the drinks they consume. We publish information about us and our performance through regular disclosures, including this report. Clear and transparent communication to all stakeholders has been particularly important during the pandemic. We’re also committed to providing transparent product information on our packaging, as well as on our website. We upweighted our communication to all stakeholders throughout 2020. This included virtual town halls for our employees to ensure they understood the support available to them, as well as regular investor presentations. To support the launch of our new climate strategy, we ran dedicated sessions for suppliers and external stakeholders which were well received. From macroeconomic impacts to changing drinking habits, our business is affected by a range of market trends. We have a business model and culture that enable us to adapt and thrive in this changing environment. Succeeding in a changing landscape 18 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

M ac ro tr en d DIGITAL COMMERCE In 2020, we saw significant behavioural shifts in society driven by COVID-19 with people living, shopping, and working very differently. Digital technology has become increasingly ingrained in consumers’ lives, with more people choosing to buy their groceries or order a takeaway online. Our customers are also moving more towards digital platforms and other technologies. Capturing the growth in digital commerce has been an important area of focus and investment for us. We have leveraged the growth in e-commerce by supporting our customers with unique online price/pack offers, upweighted marketing and dedicated digital teams in each of our markets. We’ve also continued to invest in our B2B platform (My.CCEP.com), launched our first direct to consumer sales platform in GB, and formed new partnerships through CCEP Ventures. In 2020, our innovation investment programme, CCEP Ventures, partnered with two new start ups, Foodl and StarStock, to identify new ways of getting our products to consumers. We are working with Foodl to provide an enhanced digital customer experience for the hotel, restaurant and cafe (HoReCa) channel customers in the Netherlands. Together with StarStock, we are supporting the development of innovative new e-commerce solutions for the licensed trade in the UK. M ac ro tr en d TECHNOLOGY Technology is not only shaping the way that our consumers and customers interact with us, but also how we operate as a business. It is becoming increasingly important to modernise the way that people connect and communicate with each other in a more digital workplace. The pandemic was a catalyst for more flexible working and increasingly employees need access to documents, systems, and collaboration tools from wherever they may be located. With digital capabilities and ways of working becoming the norm, we have continued to invest in technology to better serve our employees, drive efficiencies and become a more digitally enabled business. This also includes enhancing our digital capabilities in areas such as demand and supply planning, master data and business analytics. Redline, CCEP’s internal digital communication channel, was launched in August 2019 and enables our colleagues to stay connected to each other, including our people in the field and across our supply chain. The application’s social media like experience and auto translation feature help to make content more engaging, relevant and shareable. This has proved invaluable during COVID-19, as it provides employees with direct access to our leaders and real time news. M ac ro tr en d SUSTAINABILITY We are listening to feedback from our stakeholders and responding to concerns from consumers, governments and NGOs on key sustainability issues. This includes feedback about climate change, water, plastic, packaging and concerns about health and obesity. In December 2020, we took another important step in our sustainability journey by setting an ambition to reach net zero GHG emissions by 2040. This means we need to dramatically reduce emissions across our entire value chain – from the raw ingredients we source and the packaging we use, to the drinks we sell. As part of our journey to reach net zero emissions by 2040, we also announced our intention to reduce absolute GHG emissions by 30% by 2030 (versus 2019) – aligned with a pathway to limit global warming to 1.5°C – the goal of the Paris Agreement. This ambition is underpinned by the inclusion of a GHG emissions reduction target in our LTIP and will be supported by a €250 million investment over three years. This will help us go even further and faster to help tackle climate change and create a better future. M ac ro tr en d EVOLVING CONSUMER TRENDS Consumers’ drinking motivations and occasions are becoming more varied. Today, consumers want different drinks to suit a range of moments and occasions, and we’re seeing the importance of premium products too – with people looking for a treat or indulgence. Last year the pandemic shifted consumer occasions towards at home consumption. As people work and spend time at home, they’re also looking to bring the cinema or bar experience into their homes. We have a great portfolio of the world’s best brands and we continue to diversify our drinks portfolio and packaging to suit the changing needs of our consumers. As well as prioritising the supply of our core brands and packs, we’re also expanding our presence in exciting new areas such as hard seltzers and hot coffee. We want to build a platform for growth in coffee. Costa Coffee has a scalable platform across multiple formats and channels – from the Costa Express vending system to RTD products. Following the launch of the RTD range in GB in 2019, Costa Coffee launched in Germany in September 2020, starting in Berlin and Cologne, and we are excited to continue this roll out across more of our markets in 2021. M ac ro tr en d TRANSPARENCY Governments and regulators are demanding increasing transparency from companies, both through packaging labelling and reporting. At the same time consumers are becoming more health conscious, so they’re asking for more information about the drinks they consume. We publish information about us and our performance through regular disclosures, including this report. Clear and transparent communication to all stakeholders has been particularly important during the pandemic. We’re also committed to providing transparent product information on our packaging, as well as on our website. We upweighted our communication to all stakeholders throughout 2020. This included virtual town halls for our employees to ensure they understood the support available to them, as well as regular investor presentations. To support the launch of our new climate strategy, we ran dedicated sessions for suppliers and external stakeholders which were well received. Our response Example Key hi ghli ght We’re moving into exciting new areas such as hard seltzers with Topo Chico and hot coffee with Costa 19Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Our strategy Growth platform 03 Double our energy business (Monster and Coca-Cola Energy) 05 World class revenue growth management (RGM) to drive mix and profit 07 Unrivalled execution and customer service 02 Build share where we don’t lead (e.g. Sprite, Fuze and Tropico) 04 Build a platform for growth in coffee (Costa) 06 Winning channel strategy and outlet coverage 01 Grow the sparkling category and our share where we lead (e.g. Coca-Cola® and Fanta) Ke y h igh ligh t Our investments in digital continue – My.CCEP.com is now being used by around 31,000 customers We’re a leader in a soft drinks category that is worth nearly €100 billion, with brands that are so popular and so widely consumed that we serve millions of people, businesses and communities in our markets every day. Our category is robust, resilient and set to keep growing in the long term. Our goal is to outperform the market – growing faster and building share. We have a track record of creating value for our customers – helping them become more profitable businesses with world class execution. This strong platform for growth needs to be supported by the right choices and a clear focus on priorities to enable us to win. 20 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

ULTIMATELY DRIVING SUSTAINABLE RETURNS FOR ALL STAKEHOLDERS Supported by ACCELERATE COMPETITIVENESS ● Manage our cash ● Targeted approach to investment ● Competitive cost base ● Reduce complexity FUTURE READY CULTURE ● Challenge status quo ● Inclusion, diversity and equality ● Enhanced wellbeing ● Agility and performance mindset DIGITAL FUTURE ● Advance digital and online revenue ● Empower sales force ● Leverage analytics and artificial intelligence ● Enable future workplace GREEN FUTURE ● Accelerate This is Forward ● Science based and measurable carbon reduction targets 21Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Sustainability We are taking action on sustainability by using our business and brands to build a better future. For people. For the planet. The COVID-19 pandemic has laid bare the urgency behind a range of environmental and social concerns. We believe that we can – and must – recover in ways that support our communities, our economies and our planet. We have put a green future at the heart of our vision for the business and our sustainability strategy. We want to grow our business in a way that manages our social and environmental impacts and contributes to a better future. We are doing this through our Group wide sustainability action plan – This is Forward – created with TCCC, and developed through continual consultation with our stakeholders across all our territories. Through This is Forward, we are taking action on six key social and environmental areas where we know we have significant impact, and which our stakeholders want us to prioritise. In each of these areas we have made a number of commitments that align with the targets underpinning the United Nations (UN) Sustainable Development Goals (SDGs). Together, they provide a clear direction of how we intend to work with partners across our value chain to build a better and greener future. There is no going back. This is Forward. READ MORE IN OUR CORPORATE GOVERNANCE REPORT ON PAGES 72–81 FIND OUT MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY 22 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

OUR COMMITMENTS CLIMATE WE’LL AIM TO REACH NET ZERO BY 2040 AND REDUCE OUR EMISSIONS BY 30% BY 2030. PACKAGING WE’LL COLLECT ALL OF OUR PACKAGING SO THAT NONE OF IT ENDS UP AS LITTER OR IN THE OCEANS. DRINKS WE’LL BE A TOTAL BEVERAGE COMPANY, OFFERING CONSUMERS AN EVEN GREATER CHOICE OF DRINKS WITH REDUCED SUGAR. ● We’ll aim to reach net zero GHG emissions across our entire value chain by 2040.(A) ● We’ll cut GHG emissions by 30% across our entire value chain by 2030, versus 2019.(B) ● We’ll aim for 100% of our strategic suppliers to set their own science based targets and transition to 100% renewable electricity by 2023. ● We’ll continue to purchase 100% renewable electricity. ● We’ll make sure that 100% of our primary packaging is recyclable or reusable. ● We’ll work with local and national partners to collect 100% of our packaging in Western Europe, including support for well designed deposit return schemes where a proven alternative does not exist.(C) ● We’ll remove all unnecessary or hard to recycle packaging from our portfolio.(C) ● We’ll make sure that at least 50% of the material we use for our PET bottles comes from rPET by 2023 and we’ll aim to reach 100% recycled or renewable plastic by the end of the decade.(C) ● We’ll use the reach of our brands to inspire everyone to recycle. ● We’ll lead the way in pioneering sustainable packaging – including renewable materials and smart new ways to reduce packaging waste. ● We’ll reduce the sugar in our soft drinks by 10% between 2015 and 2020, and that’s in addition to the 5% reduction achieved in the previous five years.(D) ● We’ll aim for 50% of our sales to come from low or no calorie drinks.(E) ● We’ll continuously evolve our recipes and portfolio to offer a greater choice of drinks. ● We’ll make it easier for consumers to cut down on sugar with straightforward product information and smaller pack sizes. ● We’ll make sure we don’t advertise to children under 12 and that our sales and marketing practices evolve in line with external expectations. SOCIETY WE’LL BE A FORCE FOR GOOD BY CHAMPIONING INCLUSION AND ECONOMIC DEVELOPMENT IN SOCIETY — WITH OUR EMPLOYEES AND OUR COMMUNITIES. WATER WE’LL HANDLE WATER WITH THE CARE IT DESERVES ACROSS OUR BUSINESS AND OUR VALUE CHAIN. SUPPLY CHAIN WE’LL SOURCE OUR MAIN INGREDIENTS AND RAW MATERIALS SUSTAINABLY AND RESPONSIBLY. ● We’ll foster a diverse and inclusive culture in our business and make sure that women hold at least 40% of our management positions. ● We’ll expand the contribution we make to society by increasing our employee volunteering and supporting local community partnerships. ● We’ll support initiatives which help young people gain the employability, skills and confidence they need to succeed. ● We’ll protect the sustainability of the water sources we use for future generations. ● We’ll reduce the water we use in manufacturing by 20% – and address water impacts in our supply chain.(F) ● We’ll replenish 100% of the water we use in areas of water stress. ● We’ll make sure 100% of our main agricultural ingredients and raw materials come from sustainable sources. ● We’ll continue to embed sustainability, ethics and human rights into our supply chain.(G) Baseline is 2010 and target date is 2025 unless otherwise stated (A) Value chain covers Scope 1, 2 and 3 emissions. (B) In addition to a 30.5% absolute reduction already achieved between 2010 and 2019. (C) 2019 enhanced Action on packaging commitments. (D) Sparkling soft drinks and non-carbonated soft drinks only. Does not include water or juice. This commitment is for CCEP and TCCC Western European Business Unit. Baseline is 2010 and includes historical, consolidated data for Coca-Cola Enterprises, Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetr&auml;nke AG that was recalculated after the Merger. (E) Total CCEP sales. Does not include coffee, alcohol, beer or freestyle. Low calorie beverages ≤ 20kcal/100ml. Zero calorie beverages &lt;4kcal/100ml. (F) Water use ratio, litres of water per litre of finished product produced. (G) We’ll do this through our global Supplier Guiding Principles and Human Rights Policies. Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F 23

The world is at a critical point and we must all play our part to cut GHG emissions, to limit global temperature increase to 1.5°C in line with the Paris Agreement, and protect the future of our planet. We’ve made strong progress over the last decade, reducing GHG emissions across our entire value chain by 37.7% since 2010. However, much more needs to be done. That is why we launched a new climate strategy in December 2020, including an ambition to reach net zero GHG emissions by 2040 and a target to reduce our absolute GHG emissions across our value chain by 30% by 2030 (versus 2019). Our GHG reduction target has been approved by the Science Based Targets initiative (SBTi) as being in line with a 1.5˚C reduction pathway, as recommended by the Intergovernmental Panel on Climate Change. Over 90% of our value chain GHG emissions come from our supply chain. This is why we have also committed to support our strategic suppliers to set their own science based carbon reduction targets, and to shift to 100% renewable electricity by 2023. We are focused on reducing our GHG emissions as far as possible. When we can’t reduce emissions any further we’ll focus our investment in projects which remove carbon from the atmosphere, or verified carbon offset projects, to achieve our net zero 2040 ambition. Our ambition is supported by a three year €250 million investment which will provide targeted financial support to decarbonise our business between 2020 and 2022. We have also integrated a full value chain carbon reduction target into our LTIP, incentivising our management team to deliver a reduction in GHG emissions across our value chain. The carbon reduction metric has a 15% weighting and sits alongside traditional financial metrics, including EPS and ROIC. Supporting a green recovery As a leading business, we will use our voice to influence public policy which will help drive the transition to a low-carbon future and support a green recovery following the COVID-19 pandemic. Along with the launch of our new climate ambition, we joined more than 20 other companies in signing The Climate Pledge. The pledge brings together companies which are committed to reaching net zero GHG emissions by 2040 – 10 years ahead of the Paris Agreement deadline. We are a proud member of the We Mean Business coalition, as well as a member of The Climate Group’s RE100 initiative, and achieved our target of purchasing 100% renewable electricity in 2018. We have also joined The Climate Group’s EV100 initiative, committing to accelerate our transition to electric vehicles by 2030. In May 2020, we joined 150 other companies in signing the Recover Better business statement, a call to action for business leaders and governments around the world to prioritise science based climate action in their recovery efforts, convened by the SBTi, the UN Global Compact and We Mean Business. As a member of the Corporate Leaders Group, we have been active in supporting European Union (EU) policymakers in their work to increase the EU’s GHG emissions reduction targets for 2030, in line with the EU’s goal to become CLIMATE CCEP’s commitment to SDGs AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION “CCEP IS SHOWING CLEAR LEADERSHIP BY ALIGNING THEIR DEVELOPMENT STRATEGY WITH THE 1.5°C PATHWAY AND THE PARIS AGREEMENT. THEY ARE ENSURING THEIR BUSINESS IS READY TO EXCEL IN THE TRANSITION TO A ZERO CARBON ECONOMY.” Mar&iacute;a Mendiluce, CEO, We Mean Business coalition 24 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

carbon neutral by 2050. We signed the Corporate Leaders Group CEO statement, which urges EU leaders to set a target to reduce emissions by at least 55% by 2030. Together with TCCC and Coca-Cola Hellenic, we joined the Green Recovery Initiative, a Europe wide alliance of businesses, political decision makers, and NGOs calling for action to support sustainable investments in a green recovery. We have also taken local action. In Belgium, we signed the Belgian Alliance for Climate Action Pledge, together with TCCC. The pledge underscores our commitment to achieving the objectives of the Paris Agreement. In Portugal, together with 200 signatories, we signed the European Green Capital 2020 commitment to help make capital cities sustainable by the end of 2030. Taking action now We are working hard to reduce GHG emissions across our entire value chain, from the ingredients we source and packaging we use, to the drinks we sell. The lessons we learn during this process will help us to achieve our net zero 2040 ambition. Our immediate plan includes a focus on activities such as eliminating virgin oil based PET from packaging and switching to recycled plastic, reducing the weight of our packaging, and innovating in refillable packaging and dispensed technology. We’ll continue to make our distribution networks more efficient, transport more of our products by train, and use more electric vehicles. For example, in 2020 we switched to freight trains to transport our 1 litre Coca-Cola returnable glass bottles from our production facility in Deizisau, Germany to three warehouses in the north of the country. We’ll work to make many of our production facilities fossil fuel free. In the next three years, six of our production facilities are piloting a carbon neutral sites initiative, where they will work to become PAS 2060 carbon neutral certified by 2023. This builds on work we have already done in 2020, including signing an agreement to expand the solar park for our Wakefield production facility. The 25 year agreement will support investment in next generation solar panels and leading edge energy storage equipment. We will also continue to improve the energy efficiency of our CDE, by investing in new, more energy efficient equipment. This reduced the energy use per unit by 1.9% versus 2019. Due to the impact of COVID-19 on our customers, our fleet reduced in size by 3.9%, while the total energy consumption of our CDE fleet dropped by 5.7% compared with 2019. Alignment to the TCFD recommendations In 2019, together with TCCC, we completed a climate risk scenario assessment, in line with guidance from the Task Force on Climate- related Financial Disclosures (TCFD). The assessment identified the physical and transition risks we could face as a result of climate change. In 2020, we voluntarily published our first disclosure against the recommendations of TCFD and we will continue to do this on an annual basis. In 2021, we will carry out the work to assess how our business may be impacted in the longer term from climate related risks, with a particular focus on our production facilities and the availability of key ingredients in our value chain. This work was planned for 2020 but the timetable was delayed due to COVID-19. SEE OUR WEBSITE FOR OUR DISCLOSURE AGAINST THE RECOMMENDATIONS OF TCFD WWW.COCACOLAEP.COM/SUSTAINABILITY/ DOWNLOAD‑CENTRE CASE STUDY Autonomous truck pilot in Sweden We continue to explore opportunities to use innovative technologies to reduce the carbon footprint of our transportation activities. In Sweden, we’ve teamed up with autonomous transport company Einride and food retailer Axfood to trial a self driving, electric vehicle between our production facility in Jordbro and Axfood’s warehouse. Einride’s solution, based on digitalisation, electrification and automation, has the potential to reduce CO2 emissions by 90%. READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑IS‑FORWARD/ ACTION‑ON‑CLIMATE Our progress Energy use ratio (MJ/litre of product produced) 0.309 0.317 Electricity purchased from renewable sources 100% 100% 2019 2020 25Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

GHG emissions (Scope 1, 2 and 3) Details of our Scope 1, 2 and 3 GHG emissions in tonnes of CO2 equivalent (stated as CO2e) during 2020 are set out in table 1. Our Scope 1 and 2 emissions are independent of any GHG trades, and our Scope 2 emissions are reported using both a location based and a market based approach. Details about our Scope 3 GHG emissions in our value chain (including emissions related to our ingredients, packaging, CDE and third party transportation), are also reported below. Additional Scope 3 figures will also be included in our 2020 CDP response. Our carbon footprint is calculated in accordance with the WRI/WBCSD GHG Protocol Corporate Standard, using an operational control approach to determine organisational boundaries. In 2020, our Scope 1 and 2 emissions decreased by 14.4% compared to 2019. Our total Scope 1, 2 and 3 GHG emissions (full value chain) have reduced by 11.9% versus 2019 and by 37.7% versus 2010. Intensity ratios CCEP GHG emissions (Scope 1 and 2) per litre of product produced (market based Scope 2 approach): 17.22g CO2e/litre of product produced. GHG emissions (Scope 1 and 2) per euro of revenue (market based Scope 2 approach): 19.03g CO2e/euro of revenue. UK and UK offshore GHG emissions (Scope 1 and 2) per euro of revenue (market based Scope 2 approach): 15.96g CO2e/euro of revenue. Note on sources of data and calculation methodologies Under the WRI/WBCSD GHG Protocol, we measure our emissions in three scopes, except for CO2e emissions from biologically sequestered carbon, which we report separately outside these scopes. Our baseline year has been updated to 2019, following approval of our new science based GHG emissions reduction target, at the end of 2020. Our baseline figures for 2019 have been restated to include new emission sources and more accurate data. Data is consolidated from a number of sources across our business and is analysed centrally. We use a variety of methodologies to gather our emissions data and measure each part of our operational carbon footprint, including natural gas and purchased electricity data, refrigerant gas losses, CO2 fugitive gas losses and transport fuel, water supply, wastewater and waste management. We use emission factors relevant to the source data including UK Department for Business, Environment and Industrial Strategy (BEIS) 2020 and International Energy Agency (IEA) 2018 emission factors. Scope 1 figures include direct sources of emissions such as the fuel we use for manufacturing and our own vehicles plus our fugitive emissions of CO2. Scope 2 figures include indirect sources from the generation of electricity we use at our sites. We report against this on both a location based and a market based approach. Commitments and key performance indicators are tracked using the market based approach. Scope 3 figures include emissions from purchased goods and services (specifically the packaging we put on the market and the ingredients we use in our products); fuel and energy related activities not already included in Scope 1 and 2 (e.g. emissions from well-to-tank and transmission and distribution); upstream transportation and distribution; waste generated in operations; business travel (including employee business travel by rail and air); upstream leased assets (including the home charging of company vehicles); use of sold products (including CO2 emissions released by consumers); end of life treatment of sold products; and downstream leased assets (including the electricity used by our hot and cold drink equipment at our customers’ premises). This accounts for over 90% of our Scope 3 emissions. Additional Scope 3 emissions, from capital goods, employee commuting and the use of sold products, are not included in our value chain figures below, and we will report on these separately as part of our 2020 CDP response. All other Scope 3 categories are not currently applicable to CCEP. Emission factors used include industry and supplier data, Defra/BEIS 2020 and IEA 2018 emission factors. 0.35% of our value chain carbon footprint is based on estimated emissions (e.g. leased offices where energy invoices or the square metre footage size of the site is not available). The figures for 2020 in table 1, along with selected information on our website, are subject to independent assurance by DNV GL in accordance with the ISAE 3000 standard. The full assurance statement with DNV GL’s scope of work, and basis of conclusion, will be published on our website in May 2021. Table 1 CCEP – TOTAL Tonnes of CO2e 2020 2019 Scope 1 Direct emissions (e.g. fuel used in manufacturing, own vehicle fleet, as well as process and fugitive emissions) 196,919 229,713(A) Scope 2 (market based approach) Indirect emissions (e.g. electricity) 4,815 6,051(A) Scope 2 (location based approach) 144,011 170,245(A) Scope 3 Third party emissions, including those related to our ingredients, packaging, CDE, third party transportation and distribution, waste in our operations and business travel 3,144,035 3,561,980(A) GHG emissions Scope 1, 2(B) and 3 (Full value chain) 3,345,769 3,797,744(A) Energy use Direct energy consumption (Scope 1) (kWh) 708,998,235 804,677,475 Direct energy consumption (Scope 2) (kWh) 575,929,963 644,114,285 CCEP – UK and UK offshore Tonnes of CO2e 2020 2019 Scope 1 Direct emissions (e.g. fuel used in manufacturing, own vehicle fleet, as well as process and fugitive emissions) 35,152 36,193 Scope 2 (market based approach) Indirect emissions (e.g. electricity) 12 37 Scope 2 (location based approach) 16,906 22,213 GHG emissions Scope 1, 2(B) 35,164 36,230 Energy use Direct energy consumption (Scope 1) (kWh) 153,638,384 145,299,499 Direct energy consumption (Scope 2) (kWh) 78,464,328 94,622,150 (A) Restated – as described above. (B) Market based approach only. Action on climate continued 26 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

We’re determined to make a positive difference both in our workplaces and in our local communities. Ensuring our people’s and our communities’ wellbeing and safety is our priority. Our people Our business depends on the great people who make, sell and distribute our products every day and we are determined to make a positive difference in society. When COVID-19 swept across Western Europe in 2020, we immediately prioritised the wellbeing of our people. Throughout the crisis, our incident management team and central business continuity and resilience (BCR) team have been working full time to protect the health of our people and secure the continuity of our business. We kept in touch with all our employees, ensuring they were safe and aware of our plans to address the situation. Supporting wellbeing Amid the stress and disruption caused by the COVID-19 pandemic, it’s more important than ever that we look after our wellbeing and mental health. During the year we strengthened our wellbeing programme for all our people. We created an online Coronavirus Support Hub, giving our people access to a range of support tools and guidance. These include stress management webinars, tips on self-care and coping strategies, and advice about how to maintain an inclusive team environment. We also launched wellbeing training modules, such as the Wellbeing First Aider initiative to build an internal support network for mental health. We’ve also done more to promote our Employee Assistance Programme (EAP), a 24/7 support line for our people. Through our Don’t Bottle it Up campaign, we’ve shared some of our colleagues’ experiences of how the EAP has supported them, to encourage others to do the same if they feel they need help. Ensuring our people can work safely When it comes to our people, safety is our top priority. We’ve taken a number of steps to ensure our people can work safely, including creating new work protocols and expanding teleworking capabilities to enable more employees to work from home. Many of our colleagues – especially those working in our production facilities or in the field – have jobs that can’t be done remotely, and have continued to work tirelessly throughout the crisis to get products safely to retail partners and consumers. For those people, we’ve invested in equipment to check their temperatures on arrival at our offices and production facilities. We’ve also introduced rigorous additional cleaning and sanitisation routines, as well as reinforcing hygiene guidelines. Looking ahead, we are implementing new hygiene and social distancing measures in our offices in line with local and national legislation to make sure our people can safely return to their workplaces. READ MORE ABOUT OUR SUPPORT FOR OUR PEOPLE IN OUR PEOPLE SECTION ON PAGES 38–41 SOCIETY READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑IS‑FORWARD/ ACTION‑ON‑SOCIETY‑OUR‑PEOPLE CCEP’s commitment to SDGs NO POVERTY QUALITY EDUCATION GENDER EQUALITY DECENT WORK AND ECONOMIC GROWTH SUSTAINABLE CITIES AND COMMUNITIES 27Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Our communities We’ve been an integral part of our communities for generations. In 2020, we’ve been using those strong local links to help communities and vulnerable groups – especially people from disadvantaged backgrounds – who have been hit hard by the pandemic. Supporting our communities has never been so important. Emergency relief During the first weeks of lockdown across Europe, we worked closely with TCCC and the Coca-Cola Foundation to distribute financial support to provide substantial financial aid to emergency relief in our territories. This formed part of a contribution of over $120 million globally to support COVID-19 relief efforts in affected communities. We supported TCCC in defining the beneficiaries of the fund, channelled through the Red Cross and local NGOs, and we also donated more than 600,000 unit cases of products to hospitals, NGOs, government institutions, foodbanks and those working in front line response. Where possible, we made our logistics and transportation services available to support emergency relief work. We also continued to encourage our people to volunteer their time to support the most vulnerable people in their local areas through our employee volunteering programme. In 2020, our people dedicated 9,061 hours of volunteering time. A team of colleagues from TCCC’s Brussels based research and development facility produced their first batch of liquid hand sanitisers to the World Health Organization specifications. These were distributed to the Belgian healthcare sector, as well as to colleagues at our production facilities, helping to reduce the heavy demand on market supply. Support for home schooling Online lessons have become the norm for many young people in these challenging times, but not everyone has a laptop or computer at home. To help ensure no one falls behind, with TCCC we donated more than 900 used laptops and IT materials to DigitalForYouth.be, a charity in Belgium committed to collecting laptops for secondary education. In addition, through our partnership with Resto du Coeur, a charity helping people facing social and financial challenges to find their place in society, we were able to offer more than 1,250 families essential school equipment for their children. “ IT HAS BEEN A CHALLENGING TIME FOR VULNERABLE YOUTHS DUE TO COVID‑19. THROUGH OUR LONG STANDING PARTNERSHIP WITH CCEP WE HAVE BEEN ABLE TO IDENTIFY AND FUND NEW WAYS OF SUPPORTING THOSE WHO NEED IT THE MOST.” Amela Ljubuncic, Key Account Manager Strategic Partnerships, Red Cross Norway Action on society continued 28 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Opportunities for young people Young people are key to our economic recovery but the pandemic has hit their career prospects hard. That’s particularly true for those from vulnerable backgrounds, many of whom have been deprived access to the support networks and education opportunities that are vital for their development. In these times, our programmes and partnerships to support disadvantaged young people are more important than ever. Partnerships across our territories include our work with Eloquentia and the newly created programme FIER.E.S in France, the German Foundation for Integration with Geh Deinen Weg in Germany, UK Youth’s Reach Up programme in GB, JINC in the Netherlands, Mentor Sverige and Fryshuset in Sweden and the Red Cross in Norway and Iceland. In Spain, our GIRA J&oacute;venes programme continues to help young people develop the confidence and skills they need to find work. Supporting our customers Since the start of the COVID-19 pandemic, we’ve been working hard to ensure our products continue to be delivered safely to our customers, while doing everything we can to support their businesses. 2020 has been an exceptionally tough year for the hospitality sector. Across our territories we’ve launched initiatives to support these businesses and encourage people to return to their favourite bars, restaurants and cafes, in line with COVID-19 restrictions and social distancing guidelines. For example, in France we partnered with social entrepreneurship NGO Groupe SOS to support 1,000 caf&eacute;s, an initiative to help revitalise rural communities with fewer than 3,500 inhabitants by opening or taking over caf&eacute;s as a place for the community to meet. In the Netherlands we joined forces with NGO LINDA.foundation to provide 4,300 disadvantaged families with free dinner vouchers. In Sweden, we’ve encouraged consumers to eat and drink out by providing restaurants and bars with up to 200,000 free drinks, which guests can enjoy in exchange for a digital voucher. In GB, we created the Coca-Cola Community Pub Fund to reward the winners of the Great British Pub Awards. Through the fund, we made grants of £10,000 to each of the 15 winning Pub Heroes enabling them to fund a business improvement or to put money towards a community project. We also funded a further £1,000 donation to a local charity or good cause chosen by each winner. Our €9.4 million community contribution Total cash 59% Total in kind 34% Total volunteer time 3.5% Total management costs (cash and time) 3.5% READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑IS‑FORWARD/ ACTION‑ON‑SOCIETY‑OUR‑COMMUNITY #HORECA COMEBACK 29Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Reducing the impact our packaging has on the environment is at the heart of our packaging strategy. We are on a path to zero – zero waste and net zero GHG emissions. Our packaging represents approximately 40% of our total value chain carbon footprint. Reducing the footprint of our packaging will be a critical part in our journey to reach net zero GHG emissions by 2040. Our strategy is simple: use less packaging where we can and, for the packaging we do use, our focus is on driving the circularity of that packaging. We aim to achieve this through the key strategic pillars of our packaging strategy: removing unnecessary packaging; innovating in refillable and dispensed solutions; encouraging 100% collection so that we can recycle and reuse packaging material again; and increasing the recycled content of our packaging. Our Coca-Cola system Sustainable Packaging Office (SPO) streamlines all the technical and exploratory sustainable packaging work across our geographies, accelerates our innovation and supports progress towards our goals. Remove and reduce In 2020, we continued to work with our suppliers on innovative solutions to remove single use plastic. For example, in the Balearic Islands in Spain, in collaboration with WestRock, we introduced CanCollar® paperboard can rings, replacing hard to recycle shrink wrap with 100% sustainably sourced, recyclable cardboard for multi pack cans. This project, along with our other shrink to board initiatives for our multi pack cans, enabled us to remove around 1,000 tonnes of hard to recycle plastic from our secondary packaging in 2020. This is a smaller amount than previously planned due to COVID-19 related delays. We are continuing with our plans and aim to remove 4,000 tonnes of hard to recycle plastic from our secondary packaging by the end of 2021. In addition, we continued to invest in refillable and dispensed solutions that give consumers new and convenient ways to enjoy our drinks, while eliminating packaging waste. For example, through CCEP Ventures we invested in Innovative Tap Solutions to introduce self-pour dispense technology to our customers in Western Europe. PACKAGING “IT IS OUR AMBITION TO CREATE AN ENERGY EFFICIENT SOLUTION FOR CIRCULAR PRODUCT TO PRODUCT RECYCLING OF POLYESTER. THE SUPPORT OF CCEP VENTURES WILL ENABLE US TO START WITH DIFFICULT TO RECYCLE FOOD GRADE PET AND TAKE THE FIRST STEP TOWARDS OUR ULTIMATE VISION OF RECYCLING ALL POLYESTER AGAIN AND AGAIN.” Josse Kunst, Chief Commercial Officer, CuRe Technology CCEP’s commitment to SDGs RESPONSIBLE CONSUMPTION AND PRODUCTION LIFE BELOW WATER 30 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Driving circularity We have ambitious targets to make sure that at least 50% of the material we use for our PET bottles comes from rPET by 2023, with the aim to reach 100% recycled or renewable plastic by the end of the decade. In 2020, we continued to make progress in increasing rPET content in our packaging. In Belgium, GB and Luxembourg we reached our target of 50% rPET across our portfolio. We’ve already moved to 100% rPET bottles for all of our brands made in Sweden and we’re doing the same in the Netherlands, Iceland and Norway. In addition, all our Honest, GLAC&Eacute;AU Smartwater, ViO and Chaudfontaine bottles are made from 100% recycled plastic. To achieve our goal to collect 100% of our packaging and to ensure it is either recycled or refilled, we support policymakers in implementing well designed deposit return schemes (DRS). We also encourage consumers to recycle our packaging by including a clear “recycle me” message on pack. As part of the move to 100% rPET bottles in Sweden, we introduced limited edition labels for our PET bottles with a clear message to encourage consumers to “Recycle me again. I’m 100% recycled plastic”. In Spain, we continue to promote our Mares Circulares programme, and in 2020 more than 250 tonnes of waste was collected as a result of this initiative. Driving innovation CCEP Ventures, our innovation investment fund, supports the SPO by providing early stage funding to technologically advanced companies and start ups that, among other things, enable us to explore new ways to bring sustainable packaging innovation to life. We want to be a pioneer in sustainable packaging and that is why, in 2020, CCEP Ventures invested in CuRe Technology, Lavit and Innovative Tap Solutions. In partnership with Lavit, a leading maker of multi beverage, countertop dispensing machines, we are testing and exploring dispensed delivery solutions that let consumers make and pour their drink at the push of a button. CASE STUDY CuRe: giving plastic waste a new lease of life CCEP Ventures has invested in CuRe Technology – a start up developing new ways to rejuvenate hard to recycle plastic waste. The funding will enable CuRe to accelerate its polyester rejuvenation technology from pilot plant to commercial readiness. Once the technology is commercialised, CCEP will receive the majority of the output from a CuRe licensed, new build plant. READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑IS‑FORWARD/ ACTION‑ON‑PACKAGING Our progress Primary packaging that is recyclable or reusable 98.0% 98.3% Recycled plastic as percentage of total PET we used 41.3% 30.5% 2019 2020 31Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

We want to make it easier for people to manage their sugar consumption. By evolving our portfolio to offer people a wider variety of great tasting drinks, we’re helping consumers cut down on sugar and make more informed choices about their diets. Consumer habits and preferences are continually evolving. To meet a greater range of moments and occasions, people are looking for a broader variety of drinks, including those with low and no calories. Working with TCCC and other franchisors, we continue to evolve our business and portfolio in line with these changes. We’re rethinking many of our recipes to reduce sugar across our brands. At the same time, we’re expanding our portfolio to include many other types of drinks like juices and RTD teas and coffees. We’re committed to ensuring that 50% of our sales come from low and no calorie drinks by 2025. We’re also making it easier for consumers to cut down on sugar by providing easy to understand product information, and by making smaller and more convenient pack sizes more readily available. We’re shifting our marketing spend to make people more aware of our low and no sugar options, while being committed to not advertising to children under 12. Great taste, less sugar We reduced the sugar in our soft drinks by 15.3% between 2015 and 2020 – 5.3% above our target. We’re continuing to reduce sugar across our portfolio. We do this by reformulating our recipes without compromising on taste and by introducing more low and no calorie drinks. In 2020, we launched 96 low and no calorie drinks to the market. These included the introduction of a new Fanta Orange formula in Germany with reduced sugar. We launched three new flavours of Fuze Tea, an infusion of tea leaves blended with fruit juice and botanicals and certified by Rainforest Alliance, across our territories. We also launched a new no calorie Fanta drink, #WhatTheFanta, in France, GB, the Netherlands, Norway and Sweden, available in three flavours: Apple and Lychee; Cactus and Lemon; Banana and Watermelon. To ensure that 50% of our sales come from low and no calorie drinks by 2025, we actively encourage consumers to reduce their daily sugar intake by raising awareness of our low and no sugar drinks through our point of sales communications. We’re also helping consumers control the amount of sugar and calories they consume by offering small pack sizes to enjoy at home as well as on the go. Today, 3.7% of our sparkling soft drinks are sold in packs of 250ml or less. DRINKS CCEP’s commitment to SDGs GOOD HEALTH AND WELLBEING “ WITH OUR CONTINUED FOCUS ON PROVIDING CHOICE FOR OUR CUSTOMERS, CCEP IS TAKING ACTION TOWARDS A STRONGER STRATEGIC ALIGNMENT MAINLY FOCUSING ON HEALTHIER CHOICES WITH A SUGAR REDUCED ASSORTMENT AND SUSTAINABLE PACKAGING.” Charlotte Brohez, Category Manager Drinks, Delhaize 32 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Providing clear nutritional information To help consumers make informed choices, we’re committed to providing clear and transparent nutritional information about our drinks, including information about sugar and calorie content. Since 2017, our bottles have featured a labelling icon highlighting the number of portions per multi serve pack. We support schemes that promote a consistent approach to labelling across our markets and align with EU legislation. We’re encouraged to see growing support for colour based interpretive labelling across the EU. Responsible marketing We have clear policies and guidelines in place to ensure we market our products responsibly. In particular, we are committed to not marketing our products directly to children under 12. In 2020, we rolled out a toolkit to support our marketing and commercial teams in their conversations with customers about our drinks and ingredients. TCCC also launched a new global policy that aims to ensure we market alcohol brands responsibly. Giving consumers more choice To meet our consumers’ preferences and expectations, we continually invest in our wide portfolio which includes some of the world’s most popular drinks. From Coca-Cola trademark soft drinks to water and RTD teas and coffees, we offer drinks to provide people with more choice across a wider range of categories with and without sugar, still or sparkling, as well as organic, Fairtrade and Rainforest Alliance certified drinks. In 2020, we expanded our existing Monster Energy portfolio with the launch of Reign Total Body Fuel, a high performance sports drink, in GB, Germany, Iceland, Norway, Spain and Sweden, aimed at fitness conscious consumers. In Sweden, we launched Monster Mule, a no sugar ginger flavoured energy drink in a 500ml can. In November 2020, we partnered with TCCC to launch Topo Chico hard seltzer in GB and the Netherlands. It is a sparkling water with alcohol and natural flavours, and our first global drinks brand in the alcohol category. The drink will be available in 330ml cans in three flavours: Tangy Lemon Lime, Tropical Mango and Cherry Acai. It will be rolled out across our markets in 2021, and will be accompanied by an integrated responsible marketing campaign specifically aimed at consumers older than the legal drinking age. Our progress Reduction in average sugar per litre in our soft drinks portfolio since 2015 12.9% 15.3% Reduction in average sugar per litre in our soft drinks portfolio since 2010 17.6% 19.8% Products sold that are low or no calorie 46.0% 47.7% 2019 2020 CASE STUDY Costa Coffee launches in Germany Coffee is an important category for our business and Costa Coffee is the leading brand in GB. In 2020, we launched Costa in Germany, as part of our long-term strategy to grow this exciting brand. Consumers are able to enjoy freshly brewed Costa Coffee on the go, served by either one of our away from home partners or from one of our innovative Smart Caf&eacute; machines. From 2021, we will begin rolling out the launch to other territories. READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑IS‑FORWARD/ ACTION‑ON‑DRINKS 33Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Water is an essential resource – both for our own business and across our value chain. We treat water with the care it deserves, aiming to reduce our water consumption on a continual basis and protect local water sources for future generations. Global water crises such as water scarcity are ranked among the highest risks to the economy and society. CCEP depends on a sustainable and high quality supply of water. Not only is water the main ingredient in many of our products, it’s also essential for our manufacturing processes, and for growing the agricultural ingredients we depend upon. To address water scarcity challenges and take care of our water resources, we adopt a value chain approach to water management. We’re focused on reducing the water we use in our production facilities, including the safe return to nature of 100% of our wastewater. We’re also working with a number of community based partnerships to replenish 100% of the water we use in areas of water stress. A new water security strategy To strengthen our approach to water stewardship, we have aligned with TCCC’s new 2030 water security strategy. The strategy adopts a context based approach to water security, allowing us to prioritise local areas which are most at risk from water stress. As part of the new strategy, we are taking a closer look at water stress risks directly linked to our production facilities. In 2020, we carried out Facility Water Vulnerability Assessments (FAWVAs) across all of our production facilities to map local water stress risks and vulnerabilities. These assessments complemented a global enterprise water risk assessment carried out in 2019, which found that 23 of our 46 production facilities are in areas of high baseline water stress. The FAWVAs are supported by source vulnerability assessments (SVAs), which are undertaken at a local level every five years and are aligned to the Alliance for Water Stewardship Standard. The FAWVAs and SVAs feed into our site water management plans (WMPs), which support context based target management, climate resilience, data sharing and reporting. In 2020, all of our production facilities had SVAs and WMPs in place. WATER CCEP’s commitment to SDGs CLEAN WATER AND SANITATION “ OUR RIVERS AND CHALK STREAMS FACE COUNTLESS THREATS. THROUGH ITS SUPPORT, CCEP IS HELPING TO MAKE A REAL DIFFERENCE TO OUR UNIQUE WATER HABITATS, AND THE WILDLIFE AND COMMUNITIES THAT RELY ON THEM.” Mark Lloyd, CEO, The Rivers Trust 34 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

02 Partnerships for water management Effective conservation of water resources depends upon partnerships and collaboration. During 2020, we continued to work closely with NGOs, local authorities, other businesses and communities to improve our water efficiency and protect the health of the watersheds we rely upon. In Dongen, the Netherlands, we held discussions with local water supplier Brabant Water on reduction, reuse and replenishment opportunities. At our production facilities in Antwerp and Ghent in Belgium, we consulted with the Flemish government on our water saving efforts and replenishment projects. We also met with a representative of the French government to discuss water allowances at our site in Dunkirk. In 2020, we managed 15 community based water replenishment projects. As a result, we were able to replenish 275% of the water we sourced to make our drinks in areas affected by water stress(A). For example, in 2020, together with The Rivers Trust and the Coca-Cola Foundation we launched a new three year programme which will help clean some of GB’s most polluted rivers, reduce flood risk, and create new wetland habitats in both rural and urban locations across the country. We also launched “Plantar &Aacute;gua” in Portugal, a project in partnership with Associacao Natureza Portugal, World Wildlife Fund and the Coca-Cola Foundation. Through the project we will be able to replenish close to 250 million litres of water a year, in a region devastated by wildfires and water scarcity. Reducing our water use Effective water management practices are critical to addressing Europe’s growing water risks and to improving our resilience to the impacts of climate change. We’re committed to reducing our water use – and to do this, we make our manufacturing and cleaning processes as water efficient as possible. In 2020, we continued to invest in water saving systems. For example, in our production facility in Ghent, Belgium, our evaporative cooling towers were replaced by dry cooling towers, saving 10,670m&sup3; of water annually. In our production facility in Dongen, the Netherlands, we started reusing the rinse water from our glass bottles for rinsing crates. As a result, we are able to save 700m&sup3; of water a year. We measure performance through our water use ratio, which is the average amount of water we need to produce a litre of product. In 2020, our water use ratio was 1.57 litres of water per litre of product produced – a reduction of 13.7% since 2010. Our progress Water use ratio (litres of water/litre of product produced) 1.57 1.60 Amount of replenished water we used in our drinks, sourced from areas of water stress(A) 275% 160% 2019 2020 CASE STUDY Standing up for Europe’s freshwater Freshwater is essential for businesses to operate and nature to thrive. In 2020, together with TCCC, Coca-Cola Hellenic and 20 other companies, we signed a joint statement to support and protect the EU Water Framework Directive. The Directive provides a framework to ensure that freshwater ecosystems in Europe are protected and restored and water is sustainably managed, in line with the UN SDGs. READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑IS‑FORWARD/ ACTION‑ON‑WATER (A) Based upon production volumes from 19 sites assessed as being in areas of water stress via our enterprise water risk assessment. 35Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Our supply chains are under increasing pressure from population growth, increased demand for food products and climate change. That’s why we’re sourcing all our agricultural ingredients and raw materials sustainably and responsibly. We rely on a global supply chain to make, sell and distribute our products. We source ingredients for our drinks such as water, sugar beet, sugar cane, coffee, tea and fruit juices, and we also purchase raw materials for our packaging such as glass, aluminium, PET and paper. Together with TCCC, we work collaboratively with our suppliers to respect and protect the human rights of everyone working across our entire supply chain. We aim to ensure our suppliers respect our CoC and make a positive impact on society, in line with the United Nations’ Guiding Principles on Business and Human Rights, the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work and the United Nations’ Global Compact. Measuring compliance We source products from around 15,000 suppliers, and on average, 87% of our spend (excluding concentrate and juices purchased from TCCC and other franchisors) is with suppliers based in our countries of operations. Together with TCCC, we’re committed to ensuring that our priority agricultural ingredients and raw materials are sourced sustainably. We have developed two sets of principles to measure compliance and track progress in this area: our Supplier Guiding Principles (SGPs) and our Sustainable Agriculture Guiding Principles (SAGPs). Our SGPs apply to all our suppliers and set out the minimum requirements we expect of our suppliers in areas related to labour conditions and business integrity, including health and safety and human rights. Our SAGPs apply to our suppliers of key agricultural ingredients and raw materials, and cover social, economic and environmental criteria for sustainable farm management. Independent audits are commissioned by TCCC to monitor supplier compliance with our SGPs and SAGPs. In 2020, 97% of our spend was with suppliers which are covered by our SGPs. In addition, 100% of the coffee in our Honest coffee brand, 100% of our paper and pulp and, for the first time, 100% of our sugar were sourced sustainably from suppliers that comply with our SAGPs. We evaluate the performance and sustainability of our suppliers on an ongoing basis. For our key Tier 1 suppliers, we carry out a number of detailed evaluations including a financial assessment and an annual supply risk analysis along with regular meetings to discuss issues such as performance, innovation and sustainability. The sustainability performance of our suppliers is rated by EcoVadis, an independent evaluation company, which evaluates suppliers against criteria such as environment, carbon management, human rights and fair business practices. In 2020, our suppliers had an average overall score of 57.4 and we aim for our suppliers to achieve an average overall score of 65 by 2025. Suppliers that have a low score are asked to develop an action plan and improve their performance. SUPPLY CHAIN CCEP’s commitment to SDGs ZERO HUNGER DECENT WORK AND ECONOMIC GROWTH REDUCED INEQUALITIES 36 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Respecting and protecting human rights Human rights are fundamental to how we run our day to day business and the communities in which we operate. We are committed to ensuring that everyone working throughout our operations and within our supply chain is treated with dignity and respect. In 2020, we provided human rights training to all our procurement employees and production facility managers. We are currently reviewing a range of options to help improve the validation and proactive management of our supplier base in a number of key areas, particularly human rights and modern slavery. This includes further investment with EcoVadis, via IQ and other digital providers, which will enhance our robust risk management processes. FOR MORE INFORMATION ABOUT OUR APPROACH TO RESPECTING AND PROTECTING HUMAN RIGHTS SEE PAGE 43 COVID‑19 and our supply chain The COVID-19 pandemic has had a major impact not only for our own operations but also for businesses in our supply chain. At the start of the pandemic, we carried out a risk assessment to understand the impact of the crisis and adjust to changing production patterns. We used our existing supply chain finance programme to help suppliers in need of financial support, and worked with suppliers in heavily impacted sectors such as CDE and trade marketing to help mitigate the impact. We also helped suppliers by offering support to secure sufficient transportation to help keep their business operating. Thanks to the agility and flexibility of our suppliers, we’ve been able to adapt our supply chains successfully during the crisis to ensure that key raw materials and ingredients remained available. CASE STUDY Towards net zero: Supplier Day 2020 Achieving our net zero 2040 ambition requires close collaboration with our suppliers. To raise awareness of our new climate strategy among suppliers, we held a virtual Supplier Day event in October 2020. During the discussion we focused on the importance of collaboration to achieve our ambition, as well as sharing experience and insights on carbon reduction solutions. This includes supporting our suppliers to set their own science based GHG emissions reduction targets by 2023, as well as helping them to transition to using 100% renewable electricity across their operations and share their carbon footprint data with CCEP. “ KRONES AND CCEP HAVE ACHIEVED GREAT SUCCESS WITH SOCIAL AND ENVIRONMENTAL INITIATIVES OVER THE YEARS. WE’RE EXCITED TO SUPPORT CCEP’S NEW CLIMATE STRATEGY AND LOOK FORWARD TO WORKING TOWARDS THE NET ZERO AMBITION TOGETHER.” Christoph Klenk, CEO, Krones READ MORE AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑IS‑FORWARD/ ACTION‑ON‑SUPPLY‑CHAIN Our progress Our spend with suppliers that are covered by our SGPs 97% 97% Sugar sourced from suppliers that comply with our SAGPs 100% 96% 2019 2020 37Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Our people Our success is determined by the hard work and passion of the people who work at CCEP and we are grateful for everything they do. We provide a supportive, inclusive, safe and healthy working environment where diversity is valued and people at every level are empowered to succeed. Being valued We believe that diversity of thinking and experience leads to better ways of working, increased innovation and better business results. We are committed to building a diverse workforce with an inclusive and supportive culture, where everybody’s welcome to be themselves, be valued and belong. With this commitment in mind, we have established an I&D Centre of Expertise (CoE), led by senior management, to develop action plans aligned with CCEP’s wider strategy and track the progress of our initiatives against each of our I&D focus areas: gender, culture and heritage, multi generations, LGBT+ and disability. To accelerate progress on I&D we have built a framework underpinned by our philosophy, “Everyone’s Welcome: to be themselves, be valued and belong”. We have identified sponsors from our senior leadership team for each of our I&D focus areas, to lead engagement with our people and accelerate meaningful actions to remove barriers to I&D. In 2020, the sponsors held “In Your Shoes” listening sessions where employees shared their experiences of working at CCEP. As signatories of the Valuable 500 pledge, we are committed to putting disability on the business leadership agenda. To accelerate disability inclusion, we have placed increased focus on advocacy by our senior leadership team, understanding the lived experiences of our employees through listening sessions, and are identifying changes to our ways of working to improve accessibility. 38 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

ME@CCEP ME@CCEP DEFINES THE EXPERIENCE WE WANT OUR PEOPLE TO HAVE AT CCEP. IT IS ABOUT SIX BEINGS: BEING WELL The safety and wellbeing of our people is vitally important. We want everyone to feel happy and healthy, and to work with integrity and respect so we can all thrive at work and at home. BEING CONNECTED We’re powerful when we work as part of a winning team – championing communication, connection and collaboration. BEING VALUED We are at our best when we can be ourselves at work. When we are able to share our perspectives and insights, and build upon our strengths. BEING DEVELOPED Our experiences make us stronger and we support our people in exploring opportunities to develop – providing possibilities to continually learn, grow in their role and get to where they want to be. BEING REWARDED All our people have a part to play in CCEP’s growth and we recognise, reward and celebrate the great work they do every day. We do this in ways that are simple, transparent and consistent. BEING INSPIRED We strive to be a force for good – for people and for the planet. We‘re passionate about what we do and what we stand for, and our people are empowered to make a difference. 39Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

‑ Our people continued A key target of our sustainability action plan, This is Forward, is to ensure that at least 40% of our management positions (senior management and above) are held by women by 2025. In 2020, 35.6% of leadership positions were held by women, up from 35.5% in 2019. During the year, CCEP reinforced its commitment to gender equality by applying to join the United Nations Women’s Empowerment Principles and for inclusion in the Bloomberg Gender-Equality Index. Confirmation of acceptance and inclusion in each was received in early 2021. CCEP is an equal opportunities employer. We make decisions about recruitment, promotion, training and other employment matters solely on the grounds of individual ability, achievement, expertise and conduct. We don’t discriminate on the basis of gender, gender identity, race, colour, religion, ethnicity, cultural heritage, age, social background, mental or physical ability or disability, national origin, sexual orientation or any other reason not related to job performance or prohibited by applicable law. READ MORE ABOUT INCLUSION AND DIVERSITY AT CCEP ON PAGE 85 Being developed Across our business, we have a number of training programmes and systems to support our people and develop talent at every level of our organisation. We offered training during the year, using our digital platforms to enable our people to access training materials wherever possible. Two new training modules were developed and launched in 2020, to assist leaders when discussing mental health and wellbeing with their teams, and individuals to better manage their personal wellbeing and energy levels. Being rewarded Along with a regular salary in line with market rates, benefits are available to all our people. These vary according to their country and level in the organisation. Benefits include medical or dental insurance, life insurance, eyecare vouchers, holiday time and leave packages to cover sickness, the birth of a child, bereavement or a long-term illness in the family. Depending on the country, level and grade, pension plans and share purchase plans are also offered. Around two thirds of our employees participate in annual variable remuneration plans. We offer a consistent annual bonus plan to around 5,400 people across the organisation (around 24% of the total population). In addition, sales incentives plans are operated for around 18% of our people and a further 29% participate in local incentive plans. We operate an LTIP for around 280 people who occupy the most senior roles in the business. READ OUR DIRECTORS’ REMUNERATION REPORT ON PAGES 97–107 Employee share ownership Some of our employees participate in incentive programmes or share ownership schemes that are linked to CCEP’s performance and give them an opportunity to participate in the Group’s performance. In GB, we offer an Employee Share Plan (ESP). This is a tax efficient opportunity for employees to become shareholders through salary sacrifice arrangements. Around 75% of eligible employees were participating in the ESP on 31 December 2020. Being connected Good communication is an essential part of building a motivated, engaged workforce. We’re committed to communicating clearly and transparently with our people and their representatives. The circumstances surrounding COVID-19 have led to an increase in remote working across our business. This, combined with an increase in the level of unpredictability in our working environment, makes it more important than ever for our management and leadership teams to be visible and available to our people. In 2020, we rolled out a new internal communications platform, Redline, which can be downloaded as an app to our people’s personal devices, giving everyone the opportunity to stay connected and informed, wherever they work. Redline contains real time news from across the business and provides a means of two way communication with colleagues, including management. Everyone at CCEP has access to news and information about us in local languages through intranet sites and printed materials. CCEP management gives updates about CCEP’s overall, and local, performance through these channels, as well as through our published results. In 2020, management held regular, informal sessions to present updates on business performance and the evolving COVID-19 situation, along with wellbeing and other initiatives. READ MORE ABOUT HOW WE HAVE ADAPTED OUR WAYS OF WORKING THIS YEAR ON PAGE 27 CCEP meets regularly with European, national and local works councils and trade unions that represent our people. When required, we consult with our people and their representatives to discuss proposed measures before making decisions. We encourage constructive and meaningful dialogue with our people. During consultation, our employee representatives have the opportunity to ask questions, share views and propose alternatives to proposals before management makes a final decision. READ MORE ABOUT HOW THE DIRECTORS, AND CCEP, ENGAGE WITH OUR PEOPLE ON PAGES 10–13 Being well We’re committed to providing our people with a safe and healthy work environment that safeguards their mental and physical wellbeing. To support this objective, we implement a strong health and safety programme which includes a target to reduce our lost time incident level to below 0.50 by 2025. In 2020, our lost time incident rate was 0.82 per 100 full time equivalent employees. Zero fatalities occurred during the year. Further information about our safety performance and incident rates will be available on our website from May 2021. 40 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

‑ In cases where our people are injured or suffer any mental or physical health issues while employed by CCEP, we endeavour to make any reasonable adjustments to their duties and working environment to support their recovery and continued employment. READ THE FULL DETAILS AT WWW.COCACOLAEP.COM/SUSTAINABILITY/THIS‑ IS‑FORWARD/ACTION‑ON‑SOCIETY‑OUR‑PEOPLE READ ABOUT OUR HEALTH AND SAFETY RESPONSE TO COVID-19 ON PAGE 27 Being inspired As part of supporting our local communities, we encourage our people to take part in a wide range of volunteering activities connected to our sustainability commitments, such as litter pick ups and charity fundraising events. Our volunteering policy enables all employees to spend up to two paid working days each year volunteering for a charity or cause of their choice. Following the introduction of government restrictions across our territories in response to COVID-19, our people had fewer opportunities to volunteer during the year. We continued to offer our people opportunities to volunteer, where possible and safe to do so, and in 2020, our people dedicated 9,061 hours of volunteering time. READ MORE ABOUT OUR SUPPORT FOR OUR LOCAL COMMUNITIES ON PAGES 28–29 Workforce diversity in 2020 Total employees (including part time employees) 75% 25% 5,522 16,584 Board of Directors 70.6% 29.4% 5 12 Leadership (senior management grade including Executive Leadership Team)(A) (B) 64.4% 35.6% 854 1,545 Directors of subsidiary companies(A) 76.5% 23.5% 20 65 Female Male (A) 16 female and 38 male directors of subsidiary companies are also included in the workforce diversity figures under leadership. (B) The members of the Executive Leadership Team (ELT) and their direct reports consists of 46 female and 72 male employees. We created an online Coronavirus Support Hub, giving our people access to a range of support tools and guidance Key hi ghli ght 41Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Operating with integrity We live up to our responsibilities as a business by being accountable, ethical and aware of the risks in everything we do. Corporate governance We hold ourselves accountable to the highest standards of corporate governance and public access to information about CCEP. CCEP has a strong governance framework with a Board of Directors overseeing the interests of all stakeholders. Five committees support the Board. These include the CSR Committee, which is responsible for overseeing CCEP’s sustainability strategy and progress and all related policy issues and risks, including climate change, and the Audit Committee, which, among other things, oversees enterprise risk management (ERM). Management has also established a compliance and risk committee that, among other things, advises the ethics and compliance (E&C) function and provides management input regarding the E&C programme. FOR MORE ABOUT OUR APPROACH TO RISK, SEE PAGE 44 FOR MORE ABOUT OUR CORPORATE GOVERNANCE, SEE PAGES 72–81 FOR DETAILS ABOUT SUSTAINABILITY GOVERNANCE, VISIT WWW.COCACOLAEP.COM/SUSTAINABILITY Ethics and compliance Our E&C programme ensures we are conducting our operations in a lawful and ethical manner. The programme is applicable to our people, officers and Directors. It also supports how we work with our customers, suppliers and third parties. Code of Conduct Our CoC seeks to ensure that we act with integrity and accountability in all of our business dealings and relationships, in compliance with all applicable laws, regulations and policies. We expect everyone working at CCEP to adhere to the CoC. We also expect all third parties who work on our behalf to act in an ethical manner consistent with our CoC and to comply with our SGPs. The CoC has been formally adopted in all the territories in which we operate, as well as our shared service centres in Bulgaria. All employees are required to undergo CoC training, and this is part of the induction process for new employees. Training on specific topics related to their roles is also provided where needed. All people managers receive a CoC guide that addresses their responsibilities. This includes a matrix to help with decision making and guidance on situations such as bullying and harassment. Preventing bribery and corruption We aim to prevent all forms of bribery and corruption in our business dealings. Our CoC sets out our principles and standards to prevent bribery and corruption, including conflicts of interest and the exchange of gifts and entertainment. Our Anti-bribery, Gifts and Entertainment Policy and our Conflicts of Interest Policy apply to all employees. They are accompanied by mandatory training for a targeted audience. SEE THE COC AT WWW.CCEPCOKE.ONLINE/ CODE‑OF‑CONDUCT‑POLICY 42 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Raising concerns Any employee who wishes to raise concerns about wrongdoing at CCEP can do so in a number of different ways, including contacting a line manager or through our dedicated Speak Up channels. When any employee voices concerns in relation to the CoC, CCEP will promptly and appropriately conduct an investigation. FOR MORE DETAIL, SEE OUR AUDIT COMMITTEE REPORT ON PAGES 87–91 Respect for human rights We consider human and workplace rights to be inviolable and fundamental to our sustainability as a business. We are committed to ensuring that everyone working throughout our operations and within our supply chain is treated with dignity and respect. Our principles regarding human rights are set out in our SGPs and further detail is provided in our Human Rights Policy, which is aligned with accepted international standards such as the UN Guiding Principles on Business and Human Rights. We have a zero tolerance approach to modern slavery of any kind, including forced labour, and any form of human trafficking within our operations and supply chain. In 2017, we published our first Modern Slavery Statement, and continue to update this annually. In 2019, we conducted an internal human rights risk assessment with participation from senior leaders across our business. We also sought input and advice from key external stakeholders, including the Institute of Employers, KnowTheChain, UN OHCHR and many industry peers. We identified nine key areas as posing the greatest risk to people in our own operations and across our value chain. We initially focused on the first four priority issues to ensure full compliance and that action is taken: health, safety and security; equality and non-discrimination; working hours; and migrant and temporary workers. In 2020, we developed action plans for the issues related to freedom of association, right to privacy and data protection. However, due to COVID-19 we took additional measures to ensure the health and safety of our people and others working for CCEP. This included COVID-19 risk assessments, implementation of guides on working from home, social distancing, cleaning and disinfection programmes, and additional measures for our employees within sales and supply chain functions. This has pushed back our timetables on the remaining actions, on forced labour and wages, to 2021. In 2020, we refreshed our human rights training including a specific focus on modern slavery for all procurement managers who interact with suppliers and for supply chain teams. On Human Rights Day in December 2020, we shared our progress with our employees and stakeholders. FIND MORE INFORMATION ABOUT OUR APPROACH TO HUMAN RIGHTS AT WWW.COCACOLAEP.COM/SUSTAINABILITY/ HUMAN‑RIGHTS SEE OUR MODERN SLAVERY STATEMENT AT WWW.COCACOLAEP.COM/SUSTAINABILITY/ DOWNLOAD‑CENTRE Code of Conduct reports by type Number %(A) Avoiding conflicts of interest 2 3 Creating an inclusive and respectful workplace 29 40 Delivering high quality products 2 3 Integrity of our business records(B) 15 21 Preventing bribery and corruption 1 1 Dealing fairly with customers, business partners and suppliers 3 4 Environmental sustainability 1 1 Using our assets responsibly – non-financial 13 19 Working in a safe and healthy environment 6 8 Grand total 72 100 Number of employees resigned or dismissed 33 Number of disciplined employees still employed(C) 26 (A) Percentage versus overall reports. (B) Not limited only to our financial records. Business records include records such as payroll, timecards, travel and expense reports, job applications, quality reports, field sales measures, customer agreements, and inventory and sales reports. (C) Some cases involve more than one employee. 43Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Principal risks This section looks at the principal risks we face as a business and how we manage them. Our approach to risk Our decisions are informed by an understanding of the risks we face as a business. Through our ERM programme, we identify, measure and manage risk, and embed a strong risk culture across our business. CCEP’s risk management framework looks at both risks we face and how we can capitalise on opportunities we have. Since the creation of CCEP, we have continually matured our risk management capabilities through seamless collaboration across the business. This has resulted in the creation of the one risk office, which helps us to manage risks and respond rapidly through established processes like incident management, business continuity plans (BCP) and risk transfer mechanisms. During the COVID-19 pandemic, the framework allowed us to respond rapidly to a fast changing environment. As a result, we were able to capture learnings and developed a comprehensive pandemic handbook that allowed us to respond well to the second wave and ensure that the impacts from COVID-19 were minimised. We are leveraging learnings from the current situation to further strengthen our risk management framework and prepare ourselves even better for future challenges. The risk and internal control systems have continually improved since CCEP was created and are developed to address the changing risk environment and to adopt best practice in how to manage them. Assessing risk To gain an understanding of the risks CCEP faces, we assess risk top down and bottom up. Our annual enterprise risk assessment (ERA) gives us a top down, strategic view of risk at the enterprise level. During this assessment we carry out a risk survey with our top leaders, followed by interviews with Board and Audit Committee members and members of our ELT to identify both current and emerging risks. This risk assessment is reviewed and updated periodically. In 2020, we received feedback from our top 100 leaders. To gain a bottom up view of risk from an operational perspective, we carry out risk assessments at a business unit (BU), functional and project level. Each BU has established local compliance and risk review processes, undertaken by its local leadership team. The local leadership teams review and update risk assessments, ensuring that risk management is incorporated into day to day business routines. This work is overseen by the Group compliance and risk committee, which is chaired by the Chief Compliance Officer. Every quarter, the committee holds a meeting in which local risk owners are invited to share updates on key risks and how they are being managed. In 2020, these included updates on business continuity management, COVID-19, key suppliers, training culture, packaging, human rights, policy changes, data privacy and cybersecurity. In 2020, we continued to include CCEP’s functions in our risk assessment process, and covered areas such as health and safety of our employees, food safety, legal and tax. These functional risk assessments are integrated into our annual business planning routine. We also completed deep dives in the areas of new legislation and water scarcity. Targeted risk assessment and management projects for topical issues such as Brexit and COVID-19 were also completed. An overview of key ERM activities is provided on page 45. Measuring and managing risk Once risks have been identified, we analyse them to understand their likelihood and potential impact. We also consider how we are managing the risks with the right action in place, and impact scales are reviewed on an annual basis; in 2020, these were reassessed with a focus on financial impact. In addition to likelihood and impact, our risk management methodology now considers velocity. This addresses the speed at which a risk may impact our business. In 2020, we developed risk appetite statements to support business decision making in line with our strategic objectives. We completed the definition of risk appetite statements for the majority of our enterprise risks. This exercise was conducted with input from the ELT and the Audit Committee. 44 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

These statements are defined top down in line with our strategic objectives and structured according to our enterprise risks. We determined the risk appetite per risk category at one of five levels: low, low-medium, medium, medium-high and high. In addition, a qualitative statement for each category provides context for the risk appetite level. The statements are designed to provide management with guidance for business decision making. The risk appetite statements, which determine our target risk profile, are reviewed annually during the first quarter, following the annual top down ERA, which provides us with the current risk profile. We are working now to adapt the risk appetite statements to suit our operations through the definition of key risk indicators for each statement with our risk owners. The management of the key risk indicators will be done via our risk and compliance governance tool, Riskonnect. Adverse trends and breaches of thresholds will be reported to the compliance and risk committee following a defined escalation protocol (see figure below for our annual risk management plan). In 2020, we conducted further scenario analysis and planning to understand how key risks such as water scarcity impact us. In 2021, we will develop action plans for how we would respond to these scenarios through in depth workshops. We manage risk through the framework, our processes and policies. Our annual policy review ensures the policies and related policy guidance within CCEP are valid. Changes within the documents have been approved by the compliance and risk committee. New policies, for example, the CCEP wide CCTV policy and the IT disaster recovery policy, have been approved by the Board and the compliance and risk committee. In 2020, the CCEP policy governance and management programme was externally reviewed and we received a rating indicating the programme was close to best practice. The following pages set out a summary of our principal risks based on the findings of our most recent ERA. The Directors have carried out a robust assessment of these principal risks. However, this summary is not intended to include all risks that could ultimately impact our business and the risks are presented in no particular order. Beyond our principal risks, CCEP faces other operational risks that we manage as part of our daily routines, such as employee health, safety and wellbeing, and human rights. READ ABOUT OUR RISK FACTORS ON PAGES 188–197 Q2 Assess and review sub risks with risk owners Q3Q1 Risk appetite review Q4 Enterprise risk assessment Process starts again Annual top down enterprise risk assessment Interviews and surveys with Board members and ELT members and selected subject matters experts to determine CCEP’s current risk profile (informs Integrated Report, risk appetite, audit plan and business planning). ERA drafts risk input for the Integrated Report (Principal risks and Risk factors). Process starts again. Annual risk appetite review and update Based on the current risk profile the Board and ELT define the target risk appetite for the enterprise risks to enable better decision making and so drive growth. Risk owners provide input to Principal risk and Risk factors sections in the Integrated Report. Assess and review sub risks and opportunities with risk owners with focus on mitigation and financial valuation ERM team works with risk owners to elaborate on the underlying risks, supports risk owners to provide a financial valuation for key risks, and drives mapping of risks to business planning initiatives at BU and functional level to integrate risk management in business activities. Overview of key ERM activities through the year (ERM activities link top down and bottom up) 45Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Principal risks continued 1 LIKELIHOOD (OVER NEXT 5 YEARS) Major Significant Moderate Minor PRINCIPAL RISKS 1 Business continuity and resilience 2 Packaging 3 Cyber and social engineering attacks and IT infrastructure 4 Economic and political conditions 5 Market 6 Legal, regulatory and tax change 7 Climate change and water 8 Perceived health impact of our beverages and ingredients, and changing consumer buying trends 9 Competitiveness, business transformation and integration 10 People and wellbeing 11 Relationships with TCCC and other franchisors 12 Product quality Principal risk map(A) (B) IM P A C T Unlikely Possible Likely Highly likely 1 3 11 9 8 2 45 7 6 External External opportunities and risks, such as macroeconomic, socio/political and competition risks, that could fundamentally impact business strategy. Typically managed by teams that respond to significant shifts in government relations, consumer or supplier behaviour. Strategic Internal opportunities and risks that could impede the achievement of strategic objectives and targets, such as poor resource allocation or decision making. Typically managed by senior leaders responsible for delivering strategic initiatives set by the Board. Operational Opportunities and risks that could impact day to day operations in areas such as production, logistics or sales. Managed across all business areas through controls embedded in processes and procedures. Extreme events Opportunities and risks that would have an extreme impact on the business (such as cyber attack, global financial crisis, natural disasters, etc). These can materialise in any part of the business and may coincide with other risks in particular scenarios. Note: extreme events could occur in any principal risk and are, therefore, not allocated to any single specific category. Very rapid (Less than one month) VELOCITY SCALE (SPEED OF IMPACT) Rapid (Less than one year) Moderate (One to three years) Slow (Greater than three years) 12 10 (A) Risk map is based on latest enterprise risk assessment results (B) See pages 47-50 for full summary of principal risks 46 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Table 1(A)(B) The table below shows our principal risks Principal risk Definition and impact Key mitigation Change 1 Business continuity and resilience Our business is vulnerable to a range of risks that may materialise and cause disruption. These include threats and risks such as physical attacks (e.g. terrorism) and cyber attacks, IT system outages and supplier failure as well as natural hazards such as fire, flood, severe weather and pandemics. Working with teams across the business, we develop business continuity plans and resilience arrangements to ensure the delivery of our products and services no matter what the cause of disruption. This is to protect our people, our environment, our reputation and our overall financial condition. In some cases, such as the current COVID-19 pandemic, health, economic and legal effects could have a direct or indirect impact on our ability to operate. PLEASE REFER TO OUR CASE STUDY ON PAGE 51 FOR FUTHER DETAILS • Continually updating our response to the situation and our people’s needs • Customers: working closely with suppliers, partners and TCCC to ensure we best serve our customers and respond to their needs • Communities: working closely with TCCC to support our communities • Governance: strong frameworks, business continuity plans, incident management teams, strategic business continuity scenario testing, risk reassessments used in business planning, increased frequency of reviews with country leadership teams, Board and TCCC incorporating learnings from the Coca-Cola system • Effective management of liquidity, costs and discretionary spend • Operational, technology and strategic resilience towers developed as part of our newly created business continuity and resilience strategy to enable further resilience and risk mitigation for CCEP • Training and awareness to build BCR capabilities throughout CCEP to improve buy in and skills when it comes to preparing for and responding to incidents • Business impact analysis (BIA) to analyse and identify critical people (roles), property, technology, equipment and suppliers (value chain) across CCEP and their associated maximum acceptable outages, recovery time objectives and recovery point objectives • Scenario planning exercise with stakeholders across facilities and functions to determine scenarios that could lead to the unavailability of critical dependencies identified in the BIA and the associated impacts if the scenarios were to occur • BCP development with colleagues across the business to mitigate risks identified during the BIA, scenario planning and risk assessment and having them available to use in following waves • Risk assessments to identify the likelihood and impact of identified scenarios occurring, enabling BCPs to be developed in a targeted, meaningful way • Testing and exercising to validate BCPs are effective, giving teams capabilities to respond to incidents that may occur, through table top and live simulated exercises with stakeholders across CCEP, within sites and functions 2 Packaging Due to our concerns, and those of our stakeholders, about the environmental impacts of litter and GHG emissions, our packaging (especially single use plastic packaging) is under increasing scrutiny from regulators, consumers, customers, and NGOs. As a result, we may have to change our packaging strategy and mix over both the short and long term. This could result in a reduction in the use of single use plastic packaging and the introduction of new pack formats such as dispensed and refillable packaging, and we may be liable for increased costs related to the design, collection, recycling and littering of our packaging. We may be unable to respond in a cost effective manner and our reputation may be adversely impacted. • Continued sustainability action plan focused on packaging, including our commitments to: – Ensure that 100% of our primary packaging is recyclable or refillable – Drive higher collection rates, aiming to ensure that 100% of our packaging is collected for reuse or recycling – Ensure that by 2023 at least half of the material we use for our PET bottles comes from recycled plastic, achieving 100% by 2030 • Work with TCCC to explore alternative sources of rPET and innovative new packaging materials • Work with TCCC to encourage consumers to recycle their packaging using existing collection infrastructure • Cross functional SPO with a dedicated focus on packaging collection and to ensure all sustainable packaging strategies are implemented on time • Support for well designed DRS across our markets as a route to 100% collection and increased availability of rPET • Work to expand delivery mechanisms that do not rely on single use packaging, for example refillable packaging and dispensed delivery • Investment in enhanced recycling technology • We continue to develop the business models for packaging-less solutions (such as Freestyle) to provide an alternative offering for customers who do not want to use packaging • We also continue to develop the business models for refillable packaging to provide an alternative offering for customers who want fully circular alternatives to single use packaging • Increase use of recycled content in films • Moving from hard to recycle plastic shrink to sustainable board for multi packs (A) Changes in risk are as against the Principal risks section of CCEP’s Integrated Report/Annual Report on Form 20-F for the year ended 31 December 2019, as updated and supplemented in CCEP’s Results for the six months ended 26 June 2020 and COVID-19 update. (B) Some risk ratings have changed as a result of a change in our risk rating methodology and review of impact scales. 47Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Principal risks continued Principal risk Definition and impact Key mitigation Change 3 Cyber and social engineering attacks and IT infrastructure We rely on a complex IT landscape, using both internal and external systems, including some systems that are outside our direct control where employees work from home. These systems are potentially vulnerable to adversarial and accidental security and cyber threats, and user behaviour. This threat profile is dynamically changing, including as a result of the COVID-19 pandemic, as potential attackers’ skills and tools advance. This exposes us to the risk of unauthorised data access, compromised data accuracy and confidentiality, the loss of system operation or fraud. As a result, we could experience disruption to operations, financial loss, regulatory intervention, or damage to our reputation. • Proactive monitoring of cyber threats and implementing preventive measures • Business awareness and training on information security and data privacy • Business continuity and disaster recovery programmes • A programme to identify and resolve vulnerabilities • Third party risk assessments • Corporate security business intelligence • Appropriate investment in updating systems • Hardware lifecycle process in place 4 Economic and political conditions Our industry is sensitive to economic conditions such as commodity and currency price volatility, inflation, political instability, lack of liquidity and funding resources, widening of credit risk premiums, unemployment and furlough, and consumer confidence or the impact of the widespread outbreak of infectious disease such as COVID-19. This exposes us to the risk of an adverse impact on CCEP and our consumers, driving a reduction of spend within our category or a change in consumption channels and packs. As a result, we could experience reduced demand for our products, fail to meet our growth priorities and our reputation could be adversely impacted. Adverse economic conditions could also lead to increased customer and supplier delinquencies and bankruptcies, while restrictions on the movement of goods in response to economic, political or other conditions, such as COVID-19, could affect our supply chain. • Diversified product portfolio and the geographic diversity of our operations assist in mitigating our exposure to any localised economic risk • Our flexible business model allows us to adapt our portfolio to suit our customers’ changing needs during economic downturns • We regularly review our business results and cash flows and, where necessary, rebalance capital investments • Following the Brexit deal on the 24 December 2020, which took effect from 11pm GMT on 31 December 2020, we continue to monitor developments to ensure the business is prepared to manage emerging situations • Monitoring of societal developments • Hedging programmes 5 Market Our success in the market depends on a number of factors. These include actions taken by our competitors, route to market, our ability to build strong customer relationships and create value together (which could be affected by customer consolidation, buying groups, and the changing customer landscape) and government actions, including those introduced as a result of COVID-19 such as social distancing, the forced closure of some of our customer channels, restricted tourism and restrictions on large gatherings. This exposes us to the risk that market forces may limit our ability to execute our business plans effectively. As a result, it may be more challenging to expand margins, increase market share, or negotiate with customers effectively, and COVID-19 may also further adversely impact the market in previously unforeseen ways. • Shopper insights and price elasticity assessments • Pack and product innovation • Promotional strategy • Commercial policy • Collaborative category planning with customers • Growth centric customer investment policies • Business development plans aligned with our customers • Diversification of portfolio and customer base • Realistic budgeting routines and targets • Investment in key account development and category planning • Continuous evaluation and updating of mitigation plans • Responded to COVID-19 by developing and investing in new routes to market, for example, online channel, so our products remain available to consumers 6 Legal, regulatory and tax Our daily operations are subject to a broad range of regulations at EU and national level. These include regulations covering manufacturing, the use of certain ingredients, packaging, labelling requirements, and the distribution and sale of our products. This exposes us to the risk of legal, regulatory or tax changes that may adversely impact our business. As a result, we could face new or higher taxes, higher labour and other costs, stricter sales and marketing controls, or punitive or other actions from regulators or legislative bodies that negatively impact our financial results, business performance or licence to operate. COVID-19 has resulted in both short-term and long-term changes to legislation and regulation. It may also lead to future increases in taxes to finance the cost of government responses to COVID-19. In addition to the changes that took immediate effect from 11pm GMT on 31 December 2020, we expect Brexit could, over time, lead to increased diversity of regulation and consequent costs of compliance including inability to or difficulties in standardising product and process between the UK and CCEP’s other markets. • Continuous monitoring of new or changing regulations and appropriate implementation of adequate mitigations • Dialogue with government representatives and input to public consultations on new or changing regulations • Effective compliance programmes and training for employees • Measures set out elsewhere in this table in relation to legal, regulatory and tax changes with respect to any of the other principal risks, and in particular in relation to packaging, perceived health impact of our beverages and ingredients, and changing consumer preferences • Increasing recycled content level in specific countries to mitigate tax impact 48 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Principal risk Definition and impact Key mitigation Change 7 Climate change and water Political and scientific consensus indicates that increased concentrations of carbon dioxide and other GHGs are causing climate change and exacerbating water scarcity. Such GHG emissions occur across our entire value chain including our production facilities, cold drink equipment and transportation. GHG emissions also occur as a result of the packaging we use and ingredients we rely on. Our ingredients and production facilities also rely heavily on the availability of water. This exposes us to the risk of negative impacts related to our ability to produce or distribute our products, or the availability and price of agricultural ingredients and raw materials as a result of increased water scarcity. Failure to address these risks may cause damage to our corporate reputation or investor confidence, a reduction in consumer acceptance of our products and potential disruption to our operations. • Set science based carbon reduction targets for our core business operations and our value chain • Carbon reduction plans for our production facilities, distribution and CDE • Supplier carbon footprint reduction programme launched in support of CCEP’s 2040 net zero ambition with focus on suppliers setting SBTi targets and using 100% renewable electricity by 2023 • Transition to 100% renewable electricity • External policy leadership and advocacy to support a transition to a low-carbon economy • Life cycle analysis to assess carbon footprint of packaging formats • Use of recycled materials for our packaging, which have a lower carbon footprint • SVAs to protect future sustainability of local water sources and FAWVA and water management plans • Supplier engagement on carbon reduction and sustainable water use • Assessment on climate related risks and future climate scenario planning • Comprehensive disclosure of GHG emissions across our value chain in line with GHG Protocol 8 Perceived health impact of our beverages and ingredients, and changing consumer buying trends We make and distribute products containing sugar and alternative sweeteners. Healthy lifestyle campaigns, increased media scrutiny and social media have led to an increasingly negative perception of these ingredients among consumers. This exposes us to the risk that we will be unable to evolve our product and packaging choices quickly enough to satisfy changes in consumer preferences. We will also face new pressure from the EU Commission with the Farm to Fork Strategy, at the heart of the European Green Deal, aiming to make food systems fair, healthy and environmentally friendly. As a result, we could experience sustained decline in sales volume, which could impact our financial results and business performance. • Reducing the sugar content of our soft drinks, through: – Product and pack innovation and reformulation – Managing our product mix to increase low and no calorie products • Making it easier for consumers to cut down on sugar by providing straightforward product information and smaller pack sizes • EU wide soft drink industry calorie reduction commitment with the Union of European Soft Drinks Associations (UNESDA) • Adopting calorie and sugar reduction commitments at country level • Dialogue with government representatives, NGOs, local communities and customers • Employee communication and education • Responsible sales and marketing codes • Proactive introduction of colour coded front of pack guideline daily amount labelling as a fact based and non-discriminatory way of informing consumers in an understandable way • Provide a serious alternative to other labelling schemes, including the French NutriScore scheme, encouraging the European Commission to evaluate and develop EU harmonised guidance, to address potential unfair targeting of the sparkling soft drinks industry • Work with International Sweeteners Association to promote and protect the reputation of alternative sweeteners and, through UNESDA, working with the European food safety authority on their opinions that will inform EU and national government action 9 Competitiveness, business transformation and integration We are continuing our strategy of assessing potential opportunities for continual improvements that would enable us to stay competitive in the future. The impact of COVID-19 has accelerated the urgency for assessing potential opportunities and taking appropriate action. This includes technology transformation, including to support increased working from home, continuous supply chain improvements and improvements in the way we work with our partners and franchisors, and more recently our proposed acquisition of CCL. This exposes us to the risk of ineffective coordination between BUs and central functions, change fatigue in our people and social unrest. As a result, we may not create the expected value from these initiatives or execute our business plans effectively. We may also experience damage to our corporate reputation, a decline in our share price, industrial action and disruption to our operations. • Regular competitiveness reviews ensuring effective steering, high visibility and quick decision making • Dedicated programme management office and effective project management methodology • Continuation and strengthening of governance routines • Regular ELT and Board reviews and approvals of progress and issue resolution • Analysis and review of acquisition related activities such as integration and business performance risk indicators and capital allocation risk reviews • Support our employees with wellbeing initiatives to manage change fatigue SEE PEOPLE AND WELLBEING PRINCIPAL RISK FOR FURTHER DETAILS ON PAGE 50 49Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Internal control procedures and risk management CCEP’s internal controls are designed to manage rather than eliminate risk, and aim to provide reasonable but not absolute assurance against material misstatement. The Board has overall responsibility for the Company’s system of internal controls and for reviewing its adequacy and effectiveness. To discharge its responsibility in a manner that complies with law and regulation and promotes effective and efficient operation, the Board has established clear operating procedures, lines of responsibility and delegated authority. The Audit Committee has specific responsibility for reviewing the internal control policies and procedures associated with the identification, assessment and reporting of risks to check they are adequate and effective. Our internal control processes include: • Board approval for significant projects, transaction and corporate actions • Either senior management or Board approval for all major expenditure at the appropriate stages of each transaction • Regular reporting covering both technical progress and our financial affairs • Board review, identification, evaluation and management of significant risks READ MORE ABOUT OUR APPROACH TO INTERNAL CONTROL AND RISK MANAGEMENT IN THE AUDIT COMMITTEE REPORT ON PAGE 91 Principal risk Definition and impact Key mitigation Change 10 People and wellbeing The direct and indirect effects of COVID-19 may add to the impact on our people, their health and wellbeing and working conditions. Our response may affect the perception of CCEP as an employer and our ability to attract, retain and motivate existing and future employees, which exposes us to the risk of not having the right talent, required technical skillset, or expected levels of productivity. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement, industrial action, suffer from reputational damage or litigation. CCEP is committed to ensuring that everyone working throughout our operations and within our supply chain is treated with dignity and respect. • CCEP CoC • Regular communication • EAP • Flexible working • Working from home • Safety measures • Appropriate incentivisation • Talent reviews • Tools for employees to take ownership of careers • People related training and reskilling, risk assessments, action plans and compliance • Manager training to help identify stress • Wellbeing material available to managers and employees via CCEP platforms to support our employees • Human rights policy 11 Relationships with TCCC and other franchisors We conduct our business primarily under agreements with TCCC and other franchisors. This exposes us to the risk of misaligned incentives or strategy, particularly during periods of low category growth or crisis, such as COVID-19. As a result, TCCC or other franchisors could act adversely to our interests with respect to our business relationship. • Clear agreements govern the relationships • Incidence pricing agreement with TCCC • Aligned long range planning and annual business planning processes • Ongoing pan-European and local routines between CCEP and franchise partners • Increased frequency of meetings and maintenance of positive relationships at all levels • Regular contact and best practice sharing across the Coca-Cola system • Improve visibility and ways of working with TCCC 12 Product quality We produce a wide range of products, all of which must adhere to strict food safety requirements. This exposes us to the risk of failing to meet, or being perceived as failing to meet, the necessary standards, which could lead to compromised product quality. As a result, our brand reputation could be damaged and our products could become less popular with consumers. • TCCC standards and audits • Hygiene regimes at production facilities • Total quality management programme • Robust management systems • ISO certification • Internal governance audits • Quality monitoring programme • Customer and consumer monitoring and feedback • Incident management and crisis resolution • Every CCEP production facility has: – a hazard analysis critical control points assessment and mitigation plan in place – a quality monitoring plan based on risk and requirements – a food fraud vulnerability assessment and mitigation plan based on risk and requirements – a food defence threat assessment and mitigation plan based on risk and requirements Principal risks continued 50 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

COVID-19 RESPONSE Strategic and operational business continuity plans Local and EU level incident management teams System wide bottler information sharing and TCCC alignment BUSINESS CONTIN U ITY P L A N N IN G IN C ID E N T M A N A G E M E N T A N D CR ISI S R ESO LUTION SUPPOR T A ND CO LL AB O R AT IO N CASE STUDY Business continuity and our response to COVID‑19 When the COVID-19 pandemic struck in Western Europe, we immediately instigated our business continuity and resilience processes. One of the first steps was to establish the TCCC and CCEP wide incident and crisis management response teams, which worked seamlessly throughout the first wave. This was a complex process as national data and new government legislation was analysed to create one aligned response across our territories. At the height of the pandemic, the teams met on a daily basis and our open lines of communication with senior management meant that decisions were made quickly and effectively. We were also able to learn from other Coca-Cola system teams in Asia, which helped us in the early stages to develop key processes and procedures. In January 2020, we held a simulation test at our Wakefield production facility in GB, which helped us to establish new procedures such as shift patterns, social distancing measures and cleaning regimes. We also developed guidelines for the appropriate use of PPE for our sales force to support their visits to our customers. In addition, we helped our people working from home with cyber training and guidelines on data privacy, as well as ensuring they had the correct equipment to work safely, including the provision of monitors and other IT equipment. As a result, we have developed a CCEP wide pandemic handbook, a state of the art document, with hot links, which contains all the relevant processes, procedures and communications guidelines to assist our corporate functions and local business leaders. We continue to monitor the situation and brief senior managers on a regular basis. The BCR team was awarded European Resilience Team of the Year 2020 by the Business Continuity Institute and the Director of BCR won Global Business Continuity Manager of the Year 2020 from the Continuity Insurance and Risk professional body. Both institutions are world renowned and represent resilience professionals across the globe. 51Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Viability statement In accordance with provision 31 of the 2018 UK Corporate Governance Code (the UKCGC), the Directors have assessed the prospects for the Group. The Directors have made this assessment over a period of three years, which corresponds to the Group’s planning cycle. The assessment considered the Group’s prospects related to revenue, operating profit, EBITDA and free cash flow. The Directors considered the maturity dates for the Group’s debt obligations and its access to public and private debt markets, including its committed multi currency credit facility. The Directors also carried out a robust review and analysis of the principal risks facing the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity. Stress testing was performed on a number of scenarios, including different estimates for operating income and free cash flow. Among other considerations, these scenarios incorporated the potential downside impact of the Group’s principal risks, including those related to: • Continued or new lockdowns/restrictions, and the impact on the away from home channel • Changing consumer preferences and the health impact of soft drinks • Legal and regulatory intervention, including in relation to plastic packaging • The risk of cyber and social engineering attacks • Adverse changes in relationships with large customers Based on the Group’s current financial position, stable cash generation and access to liquidity, the Directors concluded that the Group is well positioned to manage principal risks and potential downside impacts of such risks materialising to ensure solvency and liquidity over the assessment period. From a qualitative perspective, the Directors also took into consideration the Group’s past experience of managing through adverse conditions and the Group’s strong relationship and position within the Coca-Cola system. The Directors considered the extreme measures the Group could take in the event of a crisis, including decreasing or stopping non-essential capital investment, decreasing or stopping shareholder dividends, renegotiating commercial terms with customers and suppliers or selling non-essential assets. The proposed acquisition of CCL, if approved, would occur within the period covered by the viability assessment. We have considered this scenario and concluded that there is no material impact to viability for the Group over the three year period of this assessment. Based upon the assessment performed, the Directors confirm that they have a reasonable expectation the Group will be able to continue in operation and meet all liabilities as they fall due over the three year period covered by this assessment. 52 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Non‑financial information statement This Integrated Report contains a combination of financial and non-financial reporting throughout. As required by sections 414CA and 414CB of the Companies Act 2006 (the Companies Act), the following non-financial information can be found in the pages of this Strategic Report stated in the table. These pages contain, where appropriate, details of our policies and approach to each matter. Non‑financial information Pages Environmental matters Action on climate on pages 24–26, Action on packaging on pages 30–31 and Action on water on pages 34–35 Employee matters Our stakeholders on pages 10–13 and Our people on pages 38–41 Social matters Action on society on pages 27–29 Human rights Operating with integrity on page 43 Anti-corruption and anti-bribery matters Operating with integrity on pages 42–43 Our business model What we do and how we do it on pages 8–9 Risk and principal risks Principal risks on pages 44–51 and Risk factors on pages 188–197 Non-financial performance indicators Performance indicators on page 3 53Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

54 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Our business CCEP is the world’s largest independent Coca-Cola bottler by revenue, operating in 13 countries in Western Europe and employing around 22,000 people. We are proud of our solid track record of performance and, during 2020, we responded rapidly to COVID-19, demonstrating the agility and resilience of our people and business. We remain confident in our future, led by green and digital, and believe we will emerge from this crisis as an even more efficient and sustainable business. Note regarding the presentation of non‑GAAP financial information We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure. For purposes of this document, the following terms are defined: ‘‘As reported’’ are results extracted from our consolidated financial statements. ‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days. ‘‘Fx‑neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates. ‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash. ‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures. ‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. ‘‘Net debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. ‘‘ROIC’’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. ‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax. Business and financial review

55Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Additionally, within this report, we provide certain forward-looking non-GAAP financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout the year. Unless otherwise stated, percent amounts are rounded to the nearest 0.5%. Key financial measures(A) Unaudited, fx impact calculated by recasting current year results at prior year rates Year ended 31 December 2020 € million % change vs prior year As reported Comparable Fx impact As reported Comparable Fx impact Comparable fx‑neutral Revenue 10,606 10,606 (75) (11.5)% (11.5)% (0.5)% (11.0)% Cost of sales 6,871 6,809 (54) (7.5)% (8.5)% (1.0)% (7.5)% Operating expenses 2,922 2,603 (16) (4.0)% (11.0)% (1.0)% (10.0)% Operating profit 813 1,194 (5) (47.5)% (29.0)% (0.5)% (28.5)% Profit after taxes 498 821 (4) (54.5)% (30.5)% —% (30.5)% Diluted earnings per share (€) 1.09 1.80 (0.01) (53.0)% (29.0)% (0.5)% (28.5)% (A) See Supplementary financial information – Income Statement section for reconciliation of As reported to Comparable financial information. Financial highlights COVID-19 and related response measures have had, and will continue to have, a significant adverse effect on our business, significantly reducing consumption in the away from home channel, which is our most profitable channel. Our response to COVID-19, however, was rapid, and we took meaningful actions to protect our performance. We adjusted our cost base to a new reality, implementing significant cost mitigation plans and announcing an Accelerate Competitiveness efficiency programme, ending the year with strong free cash flow and increased liquidity. This enabled us to continue to return cash to shareholders, as evidenced by the dividend paid in December. The net impact of COVID-19 on our key financial measures can be summarised as follows: • Reported revenue totalled €10.6 billion, down 11.5% on a reported basis and 11.0% on an fx-neutral basis. • Volume decreased 9.5% on a reported basis. Comparable volume decreased 10.0% and revenue per unit case decreased 1.5%. • Reported operating profit was €0.8 billion, down 47.5%. Comparable operating profit was €1.2 billion, down 29.0%. • Reported diluted earnings per share were €1.09 or €1.80 on a comparable basis, down 28.5% on a comparable and fx-neutral basis. • Net cash flows from operating activities were €1.5 billion. Full year free cash flow* was €0.9 billion. * See Liquidity and capital management section for a reconciliation between net cash flows from operating activities and free cash flow. Operational review Reported revenue declined by 11.5%, driven by a 10.0% comparable volume decline reflecting the impact of COVID-19. Revenue per unit case was down 1.5% on an fx-neutral basis with positive momentum in the first and third quarter, offset by the second and fourth quarter, reflecting the varying extent of restrictions during the year. Our cost of sales per unit case increased 2.5% on a comparable and fx-neutral basis, mainly driven by an under-recovery of our fixed costs given the lower volumes, combined with adverse mix. This was partially offset by a reduction in discretionary operating expenses and resulted in comparable operating profit of €1.2 billion, down 28.5% on a comparable and fx-neutral basis. Revenue Revenue totalled €10.6 billion, down 11.5% versus prior year on a reported basis, and 11.0% on an fx-neutral basis. Revenue per unit case declined by 1.5% in 2020, on a comparable and fx-neutral basis. Revenue In millions of €, except per case data which is calculated prior to rounding. Fx impact calculated by recasting current year results at prior year rates. Year ended 31 December 2020 31 December 2019 % change As reported 10,606 12,017 (11.5)% Adjust: Total items impacting comparability — — —% Comparable 10,606 12,017 (11.5)% Adjust: Impact of fx changes 75 n/a (0.5)% Comparable and fx‑neutral 10,681 12,017 (11.0)% Revenue per unit case 4.69 4.77 (1.5)% The decline in revenue per unit case reflected negative geographic, channel and package mix during the year driven by the impact of COVID-19 across our business. This was partly offset by revenue growth management initiatives, such as optimising our promotional efficiency, stock keeping unit (SKU) rationalisation, and the reallocation of field sales teams into the home channel. These initiatives also helped us to improve our value market share during the year, both in store and online.

56 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Business and financial review continued Year ended Revenue by geography 31 December 2020 % of total 31 December 2019 % of total Revenue % change Iberia (Spain, Portugal and Andorra) 20.5% 23.0% (22.0)% Germany 21.5% 20.5% (6.5)% Great Britain 21.0% 20.0% (8.5)% France (France and Monaco) 16.0% 16.0% (10.0)% Belgium/Luxembourg 8.5% 8.5% (11.0)% Netherlands 5.0% 5.0% (12.0)% Norway 4.0% 3.5% (3.0)% Sweden 3.0% 3.0% (8.0)% Iceland 0.5% 0.5% (17.5)% Total 100.0% 100.0% (11.5)% On a territory basis in 2020, reported revenue in Iberia was down 22.0% versus 2019. This was mainly driven by a decrease in volume due to significant exposure to the away from home channel and lower tourism. Additionally, revenue per case growth was negatively impacted by channel mix given the closure of HoReCa outlets for a significant portion of the year in addition to negative package mix, including a 48% decrease in glass package volume. Reported revenue in Germany was down 6.5% versus 2019. This was mainly driven by a decrease in volume due to away from home outlet closures, partially offset by additional Danish border trade business. Coca-Cola Zero Sugar and Monster grew volume, while ViO and Apollinaris declined in volume given the brands’ exposure to away from home and immediate consumption. Additionally, revenue per case growth was driven by growth in cans, increased promotional efficiency in the home channel and favourable brand mix. This was partially offset by adverse channel mix and package mix given the overperformance of future consumption packages. Reported revenue in Great Britain was down 8.5% versus 2019. Foreign exchange translation negatively impacted revenue growth by 1.0%. The additional decrease in revenue was mainly driven by a decrease in volume due to restrictive measures and outlet closures. Lower volume in the away from home channel was partially offset by home channel volume growth, both online and in store. Additionally, revenue per case growth was negatively impacted by the volume increase in the home channel and, in particular, the growth in future consumption packages, including growth of 5.0% in large PET and 23.0% in multi pack cans, alongside lower immediate consumption in both channels. Reported revenue in France was down 10.0% versus 2019. This was mainly driven by a decrease in volume due to away from home outlet closures and lower volumes in hypermarkets reflecting lower foot traffic given government restrictions. However, the decline in volume was partly offset during the second half of the year when away from home outlets reopened and consumer mobility increased, aided by favourable weather. Additionally, revenue per case growth was negatively impacted by channel mix given away from home outlet closures and package mix due to lower immediate consumption, partially offset by lower promotions. Reported revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) was down 9.5% versus 2019. Foreign exchange translation negatively impacted revenue growth by 1.5%. The additional decrease in revenue was mainly driven by negative away from home volumes reflecting outlet closures, partially offset by growth in the home channel led by Norway and the Netherlands. Additionally, revenue per case grew modestly due to positive country and brand mix, offset by adverse channel mix. Comparable volume – selling day shift In millions of unit cases, prior period volume recast using current year selling days(A) Year ended 31 December 2020 31 December 2019 % change Volume 2,277 2,521 (9.5)% Impact of selling day shift n/a 8 n/a Comparable volume – selling day shift adjusted 2,277 2,529 (10.0)% (A) A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. Volumes were down 9.5% on a reported and 10.0% on a comparable basis. The most significant impact was in the away from home channel where volumes declined by 27.5% for the year, which included a decline of 50% in the first half of the year. We experienced marked sequential improvement in volumes over the summer months, reflecting the easing of initial lockdown measures and favourable weather, but volumes were again negatively impacted during the fourth quarter due to renewed restrictions across our territories. Trading in the home channel was more stable throughout the year with full year volume growth of 1.5%, driven by our continued revenue growth management initiatives as well as the growth in the online channel. The resolution of a customer dispute also supported home volumes in the second half of the year, particularly in France and Germany. From a package perspective, on the go immediate consumption was negatively impacted across both channels with volumes down 24.5%. The volume of future consumption packs such as large PET and multi pack cans grew during the year, particularly in the home channel.

57Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Year ended Comparable volume by brand category Adjusted for selling day shift 31 December 2020 % of total 31 December 2019 % of total Volume % change Sparkling 88.5% 86.0% (7.0)% Coca-Cola trademark 66.0% 63.5% (6.5)% Flavours, mixers and energy 22.5% 22.5% (9.0)% Stills 11.5% 14.0% (27.0)% Hydration 6.5% 8.5% (34.0)% RTD teas, RTD coffees, juices and other drinks 5.0% 5.5% (17.0)% Total 100.0% 100.0% (10.0)% On a brand category basis in 2020, Coca-Cola trademark volume decreased by 6.5% versus 2019 reflecting the decline in immediate consumption due to COVID-19. Coca-Cola Classic was down 9.0%. Lights volumes decreased by 2.5%, driven by resilient performance of Coca-Cola Zero Sugar, up 2.0%. Flavours, mixers and energy volume decreased by 9.0% versus 2019. This mainly reflects a 13.0% decline in Fanta driven by the impact of COVID-19 on the away from home channel. Energy volumes were up 13.0% reflecting growth in both channels. In particular, Monster volume increased by 15.5% driven by particularly strong growth in Monster multi packs, which increased 33.5%. Hydration volume decreased by 34.0% versus 2019. This decline was indicative of the ongoing impact of COVID-19 and the exposure to immediate consumption across both channels. In particular, water was down 39.5% with lower volumes across all brands. RTD teas, RTD coffees, juices and other drinks volume decreased by 17.0% versus 2019. Fuze tea volume decreased by 13.0% and juice drinks were down 16.5% due to exposure to on the go occasions. Costa Coffee RTD distribution increased in Great Britain, resulting in 72.0% volume growth following the initial launch in June 2019. Tropico volumes were up 7.0% driven by solid performance in France. In December, we also launched Topo Chico Hard Seltzer in three flavours in Great Britain and the Netherlands. Although initial volumes are small, we plan to increase distribution in 2021. Cost of sales Reported cost of sales was €6.9 billion, down 7.5%. Comparable cost of sales was €6.8 billion, down 8.5% on a comparable basis and 7.5% on a comparable and fx-neutral basis. Cost of sales per unit case increased by 2.5% on a comparable and fx-neutral basis. This reflects the impact of the under-recovery of fixed manufacturing costs given lower volumes and adverse mix due to higher demand for cans, offset by the decline in revenue per unit case driving lower concentrate costs. Cost of sales In millions of €, except per case data which is calculated prior to rounding. Fx impact calculated by recasting current year results at prior year rates. Year ended 31 December 2020 31 December 2019 % change As reported 6,871 7,424 (7.5)% Adjust: Total items impacting comparability(A) (62) (1) (1.0)% Comparable 6,809 7,423 (8.5)% Adjust: Impact of fx changes 54 n/a (1.0)% Comparable and fx‑neutral 6,863 7,423 (7.5)% Cost of sales per unit case 3.01 2.94 2.5% (A) See Supplementary financial information – Income Statement. Operating expenses Reported operating expenses were €2.9 billion, down 4.0%, or €123 million. This includes restructuring charges totalling €368 million, which include €202 million related to Accelerate Competitiveness proposals announced in October 2020. Comparable operating expenses were €2.6 billion, down 11.0%, or €315 million, on a comparable basis and 10.0% on a comparable and fx-neutral basis. Lower volumes resulted in a reduction of variable expenses, such as logistics costs. Operating expenses also reduced versus prior year due to a reduction in discretionary spend of approximately €260 million, mainly in trade marketing expenses, seasonal labour, incentives, travel and meetings, and other services. This reduction in operating expenses was partly offset by one-off costs such as bad debts, inventory write offs and personal protective equipment, as well as by our continued investments for the future in areas such as our digital capabilities.

58 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Business and financial review continued Operating expenses In millions of €. Fx impact calculated by recasting current year results at prior year rates. Year ended 31 December 2020 31 December 2019 % change As reported 2,922 3,045 (4.0)% Adjust: Total items impacting comparability(A) (319) (127) (7.0)% Comparable 2,603 2,918 (11.0)% Adjust: Impact of fx changes 16 n/a (1.0)% Comparable and fx‑neutral 2,619 2,918 (10.0)% (A) See Supplementary financial information – Income Statement. Restructuring During 2020, we recognised restructuring charges of €368 million. These charges were principally related to Accelerate Competitiveness, site closures in Germany in January 2020 and the transformation of our cold drink operations. Accelerate Competitiveness relates to initiatives across Europe aimed at improving productivity through the use of technology enabled solutions. Included in these proposals were the closure of certain production facilities in Germany and Iberia. These proposals continue the focus on network optimisation and site rationalisation of the Group. The proposals are also expected to impact a number of functions across the Group, including business process technology, customer service, sales and marketing and finance, as the Group seeks to reduce complexity and increase the use of technology. Charges in the year include €202 million related to severance and accelerated depreciation. Site closures in Germany relate to the closure of five distribution centres during the course of 2020 and a commercial restructuring initiative relating to vending operations and sales functions. Charges in the year include €78 million related to severance and accelerated depreciation. Effective tax rate The effective tax rate was 28% and 25% for the years ended 31 December 2020 and 31 December 2019, respectively. The increase in the effective tax rate to 28% from 2019 is largely due to the remeasurement of deferred tax positions following tax rate changes in the UK and the Netherlands, offset by changes in profit mix and the impact of lower corporate income tax rates in France and Belgium. The comparable effective tax rate was 24% and 25% for the years ended 31 December 2020 and 31 December 2019, respectively. Return on invested capital ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. For the year ended 31 December 2020, ROIC decreased by 270 basis points, to 7.6%, versus 2019, reflecting the decline in comparable operating profit, more than offsetting the reduction in our borrowings less cash and cash equivalents and the impact of our announced dividend paid per share. ROIC In millions of € Year ended 31 December 2020 31 December 2019 Comparable operating profit(A) 1,194 1,676 Taxes(B) (286) (421) Comparable operating profit after tax 908 1,255 Opening borrowings less cash and cash equivalents 6,105 5,631 Opening equity 6,156 6,564 Opening invested capital 12,261 12,195 Closing borrowings less cash and cash equivalents 5,664 6,105 Closing equity 6,025 6,156 Closing invested capital 11,689 12,261 Average invested capital 11,975 12,228 ROIC 7.6% 10.3% (A) Reconciliation from reported operating profit to comparable operating profit is included in the Supplementary financial information – Income Statement. (B) Tax rate used is the comparable effective tax rate for the year (2020: 23.9%; 2019: 25.1%).

59Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Liquidity and capital management Liquidity Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. The Group has amounts available for borrowing under a €1.5 billion multi currency credit facility with a syndicate of 10 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2020, the Group had no amounts drawn under this credit facility. Net cash flows from operating activities were €1,490 million in 2020, a decrease of 22.0%, or €414 million, from €1,904 million in 2019, reflecting the impact of COVID-19. These cash flows were primarily generated from our operations and included restructuring cash outflows of €205 million. We continue to invest in our capital expenditure programmes, although due to the impact of COVID-19, 2020 capital expenditure was reduced by approximately a third by deferring non-critical projects. Our 2020 capital spend on property, plant and equipment and capitalised software as part of our business capability programme was €408 million, compared to €602 million in 2019. Free cash flow generation for the year was strong, totalling €924 million, a slight reduction relative to our 2019 total of €1,099 million. Despite the impact of COVID-19 on net cash flows from operating activities, we were able to mitigate the impact on free cash flow through improved working capital and disciplined capital expenditures. Free cash flow In millions of € Year ended 31 December 2020 31 December 2019 Net cash flows from operating activities 1,490 1,904 Less: Purchases of property, plant and equipment (348) (506) Less: Purchases of capitalised software (60) (96) Less: Interest paid, net (91) (86) Add: Proceeds from sales of property, plant and equipment 49 11 Less: Payments of principal on lease obligations (116) (128) Free cash flow 924 1,099 In 2020, total borrowings increased by €766 million. This was driven by new issue proceeds of €1.6 billion, enhancing the liquidity position to face the significant uncertainty created by COVID-19. This consists of the issuance of €600 million 1.75% notes due in 2026, €250 million 1.5% notes due in 2027 and €750 million 0.2% notes due in 2028, partially offset by payments in the period of €910 million, consisting mainly of €470 million related to repaying in full $525 million notes due during the year, and early payments of €52 million on the 3.25% $250 million notes due in 2021 and €47 million on the $300 million notes due in 2021, in addition to net repayments of short-term borrowings of €221 million. Capital management The primary objective of our capital management strategy is to ensure strong ratings and to maintain appropriate capital ratios to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy. Net debt In millions of € As at Credit ratings 31 December 2020 31 December 2019 As of 11 March 2021 Moody’s Standard & Poor’s Total borrowings 7,187 6,421 Long-term rating A3 BBB+ Add: fx impact of non-euro borrowings 36 6 Outlook Stable Stable Adjusted total borrowings 7,223 6,427 Note: Rating outlooks were updated to reflect the proposed acquisition of Coca-Cola Amatil Limited. Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Less: cash and cash equivalents (1,523) (316) Net debt 5,700 6,111

60 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Business and financial review continued The ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage, and so we provide a reconciliation of this measure. Net debt enables investors to see the economic effect of total borrowings, related foreign exchange impact and cash and cash equivalents in total. Adjusted EBITDA is calculated as EBITDA after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs and, although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. Net debt to adjusted EBITDA Adjusted EBITDA In millions of € Year ended 31 December 2020 31 December 2019 Reported profit after tax 498 1,090 Taxes 197 364 Finance costs, net 111 96 Non-operating items 7 (2) Reported operating profit 813 1,548 Depreciation and amortisation 727 639 Reported EBITDA 1,540 2,187 Items impacting comparability: Mark-to-market effects(A) 2 (2) Restructuring charges(B) 247 92 Adjusted EBITDA 1,789 2,277 Net debt to EBITDA 3.70 2.79 Net debt to adjusted EBITDA 3.19 2.68 (A) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (B) Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. Adjusted EBITDA has fallen in 2020 relative to 2019 by €488 million, primarily driven by reported profit after tax, which has fallen by €592 million, which in turn was driven by the impact of COVID-19 on the away from home channel. Dividends In line with our commitments to deliver long-term value to shareholders, we paid a full year dividend of €0.85 per share in December, maintaining a payout ratio of approximately 50% in line with our dividend policy. For the year ended 31 December 2020, dividend payments totalled €386 million (2019: €574 million). Share buyback During the first quarter of 2020, we returned approximately €130 million to shareholders, in connection with the €1 billion share buyback programme announced in February 2020. On 23 March 2020, in response to COVID-19, the Board took the decision to suspend the share buyback programme. No further Shares have been purchased under this programme in the period through to 31 December 2020. Proposed acquisition of Coca-Cola Amatil Limited In connection with the proposed acquisition of CCL, the Group has arranged a term loan facility of up to €4.4 billion with a syndicate of 13 banks. This term loan facility matures in December 2021, with options to extend to December 2022, and can only be used to effect the proposed acquisition. The facility was undrawn at 31 December 2020. Subject to the remaining conditions of the acquisition being satisfied, CCEP is currently expecting to pay cash consideration of between A$7.4bn and A$9.0bn to CCL shareholders, depending on the election to acquire TCCC’s remaining 20% shareholding in CCL. CCEP intends to fund the proposed acquisition through a combination of new external borrowings and existing cash and hence our net debt will be impacted. We do not expect this change in the net debt to have a material negative impact on our liquidity or capital resources going forward. In addition, following completion of the acquisition CCEP will be exposed to greater currency exchange risk. Refer to Note 1 of the consolidated financial statements for further information.

61Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Supplementary financial information – Income Statement The following provides a summary reconciliation of CCEP’s reported and comparable results for the full years ended 31 December 2020 and 31 December 2019: Full year 2020 Unaudited, in millions of € except per share data which is calculated prior to rounding As reported Items impacting comparability Comparable CCEP Mark‑to‑ market effects(A) Restructuring charges(B) Acquisition related costs(C) Net tax items(D) CCEP Revenue 10,606 — — — — 10,606 Cost of sales 6,871 — (62) — — 6,809 Gross profit 3,735 — 62 — — 3,797 Operating expenses 2,922 (2) (306) (11) — 2,603 Operating profit 813 2 368 11 — 1,194 Total finance costs, net 111 — — (3) — 108 Non-operating items 7 — — — — 7 Profit before taxes 695 2 368 14 — 1,079 Taxes 197 — 103 3 (45) 258 Profit after taxes 498 2 265 11 45 821 Diluted earnings per share (€) 1.09 — 0.58 0.03 0.10 1.80 Diluted weighted average Shares outstanding 456 Full year 2019 Unaudited, in millions of € except per share data which is calculated prior to rounding As reported Items impacting comparability Comparable CCEP Mark‑to‑ market effects(A) Restructuring charges(B) Net tax items(D) CCEP Revenue 12,017 — — 12,017 Cost of sales 7,424 (1) — 7,423 Gross profit 4,593 1 — — 4,594 Operating expenses 3,045 3 (130) — 2,918 Operating profit 1,548 (2) 130 — 1,676 Total finance costs, net 96 — — — 96 Non-operating items (2) — — — (2) Profit before taxes 1,454 (2) 130 — 1,582 Taxes 364 (1) 36 (2) 397 Profit after taxes 1,090 (1) 94 2 1,185 Diluted earnings per share (€) 2.32 — 0.21 — 2.53 Diluted weighted average Shares outstanding 469 (A) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (B) During the full year 2020, we recognised restructuring charges totalling €368 million, which include €202 million related to Accelerate Competitiveness proposals announced in October 2020. These proposals are aimed at reshaping CCEP using technology enabled solutions to improve productivity and include the closure of certain production sites in Germany and Iberia. (C) Amounts represent costs associated with the proposed acquisition of CCL. (D) Amounts include the deferred tax impact related to income tax rate and law changes. The Company’s Strategic Report is set out on pages 2–61. The Strategic Report was approved by the Board on 12 March 2021 and signed on its behalf by Damian Gammell, Chief Executive Officer

Governance and Directors’ Report IN THIS SECTION 64 Chairman’s introduction 65 Board of Directors 66 Directors’ biographies 71 Senior management 72 Corporate governance report 82 Nomination Committee Chairman’s letter 83 Nomination Committee report 86 Audit Committee Chairman’s letter 87 Audit Committee report 92 Directors’ remuneration report 92 Statement from the Remuneration Committee Chairman 95 Overview of remuneration policy 96 Remuneration at a glance 97 Annual report on remuneration 108 Directors’ report 111 Directors’ responsibilities statement 62 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

63Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

64 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Chairman’s introduction Dear Shareholder As I look back on 2020 and how Coca-Cola European Partners (CCEP) responded to the COVID-19 pandemic, I am proud to be Chairman of CCEP. We prioritised protecting the wellbeing of our people, we supported our customers and we provided help and relief to our communities. Strong governance underpins a healthy culture and good corporate behaviour, which CCEP has demonstrated in our response to the crisis. Throughout the COVID-19 pandemic, we kept our focus on our sustainability ambitions. Our Group wide sustainability action plan, This is Forward, is key to our return to growth and to preserve the long-term future of our business. The Board devoted additional time to COVID-19 and met weekly through the peak of the pandemic. There is a brief summary of the Board’s activities during 2020 in table 1 on page 76, with some more details on specific activities elsewhere in this report. This year, as well as our normal agenda we focused on: • Our response to COVID-19 and its impact on our stakeholders • Protecting the safety and wellbeing of our people • Implementing our inclusion and diversity policy • Training the Board on a range of topics to give the Directors a deeper knowledge of the business and the context in which we operate • The proposed acquisition of Coca-Cola Amatil Limited (CCL) Our governance framework The 2018 UK Corporate Governance Code (the UKCGC) applies to accounting periods beginning on or after 1 January 2019. We continued to apply the UKCGC voluntarily on a comply or explain basis during 2020. Our governance framework on page 74 aims to embed good corporate governance throughout CCEP. As best practice for corporate governance continues to evolve, we continue to enhance our governance practices. Looking to the future The Board is responsible for leading CCEP and overseeing the Group’s governance, by setting its culture, values and standards, while keeping our stakeholders’ interests front of mind. Along with its regular schedule of topics, the Board has the following activities planned for 2021: Our people As we embark on new ways of working due to COVID-19, the wellbeing of our people is paramount. With the Nomination Committee we will continue to focus on making CCEP more inclusive and promoting a strong and positive culture. Growth We will support management in establishing a strong strategy to enable CCEP to return to growth and become a greener and more digital business. Coca-Cola Amatil At CCEP we have a robust governance framework and we are committed to sustainability. As the business grows organically and inorganically, we will continue to ensure our strong governance processes and sustainability pillars support the business. In my conversation with Damian on pages 14 to 17 you can read about the proposed acquisition of CCL. Sol Daurella, Chairman 12 March 2021 “ STRONG GOVERNANCE UNDERPINS A HEALTHY CULTURE AND GOOD CORPORATE BEHAVIOUR, WHICH CCEP HAS DEMONSTRATED IN OUR RESPONSE TO THE CRISIS.”

Our Board of Directors is diverse, experienced and knowledgeable, bringing together the skills needed for our long-term success in line with our skills matrix. Directors’ skills and experience(A) Ethnicity/nationality of Directors on the Board(A) Bo tt l ing in dus try 09 M ar ke tin g/ PR /co nsu mer 14 St rat eg y 17 Pe op le 13 Su st ain ab ility 12 Au di t/r isk /fi nan ce 08 Co ca -C ola sy ste m 09 Cu st om er/ ret ail 15 Di gi ta l t ec hn olog y 04 White European White American White Australian/American Women on the Board(A) 05 17 OF Independent Directors on the Board(A) (excluding the Chairman) 09 16 OF (A) Numbers shown are number of Directors. 82% 14 17 12% 02 17 6% 01 17 65Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Board of Directors

66 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Directors’ biographies Sol Daurella, Chairman Date appointed to the Board: May 2016 | Independent: No Key strengths/experience: • Experienced director of public companies operating in an international environment • A deep understanding of fast moving consumer goods (FMCG) and our markets • Extensive experience at Coca-Cola bottling companies • Strong international strategic and commercial skills Key external commitments: Co-Chairman and member of the Executive Committee of Cobega, S.A., Executive Chairman of Olive Partners, S.A., Co-Chairman of Grupo Cacaolat, S.L., director of Equatorial Coca-Cola Bottling Company, S.L., director and a member of the Appointments, Remuneration and Responsible Banking, Sustainability and Culture Committees of Banco Santander Previous roles: Various roles at the Daurella family’s Coca-Cola bottling business, director of Banco de Sabadell, Ebro Foods and Acciona Damian Gammell, Chief Executive Officer (CEO) Date appointed to the Board: December 2016 | Independent: No Key strengths/experience: • Strategy, risk management, development and execution experience • Vision, customer focus and transformational leadership • Developing people and teams and promoting sustainability • Over 25 years of leadership experience and in depth understanding of the non-alcoholic ready to drink (NARTD) industry and within the Coca-Cola system Key external commitments: N/A Previous roles: A number of senior executive roles in the Coca-Cola system including Australia and Russia, also Managing Director and Group President of Efes Soft Drinks, and President and CEO of Anadolu Efes S.K. Key C Corporate Social Responsibility Committee N Nomination Committee AT Affiliated Transaction Committee A Audit Committee R Remuneration Committee Committee Chairman AT N

67Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F AT C Jos&eacute; Ignacio Comenge, Non‑executive Director Date appointed to the Board: May 2016 | Independent: No Key strengths/experience: • Extensive experience of the Coca-Cola system • Broad board experience across industries and sectors • Knowledgeable about the industry in our key market of Iberia • Insights in formulating sustainable strategy drawn from leadership roles in varied sectors Key external commitments: Director of Olive Partners, S.A., ENCE Energ&iacute;a y Celulosa, S.A., Compa&ntilde;&iacute;a Vin&iacute;cola del Norte de Espa&ntilde;a, S.A., Ebro Foods S.A., Barbosa & Almeida SGPS, S.A., and Ball Beverage Can Ib&eacute;rica, S.L. Previous roles: Senior roles in the Coca-Cola system, AXA, S.A., Aguila and Heineken Spain, Vice-Chairman and CEO of MMA Insurance AT John Bryant, Non‑executive Director Date appointed to the Board: January 2021 | Independent: Yes Key strengths/experience: • Chairman/CEO of a multinational public company • Expert in strategy, mergers and acquisitions, restructuring and portfolio transformation • 30 years’ experience in consumer goods • Strong track record of finance and operational leadership Key external commitments: Non-executive director of Ball Corporation, Compass Group plc and Macy’s Inc. Previous roles: Executive Chairman and CEO of Kellogg Company and other senior roles in the Kellogg Company including Chief Financial Officer (CFO), Chief Operating Officer (COO), President America and President International, and strategy advisor at A.T. Kearney and Marakon Associates AT A Christine Cross, Non‑executive Director Date appointed to the Board: May 2016 | Independent: Yes Key strengths/experience: • In depth experience working in the food and beverage industry • Consults on international business strategy, marketing and sustainable business development • Global perspective on CCEP’s activities • Experience of chairing remuneration committees Key external commitments: Director of Christine Cross Ltd, Hilton Food Group plc, Clipper Logistics plc and Pollen Estate, member of the Supervisory Board of Zooplus AG and Chairman of Oddbox Delivery Ltd Previous roles: Director of Brambles Limited, Fenwick Limited, Kathmandu Holdings Limited, Next plc, Woolworths (Au) plc, Sobeys (Ca) plc, Plantasgen, Fairmont Hotels Group plc, Sonae – SGPS, S.A., Premier Foods plc and Taylor Wimpey plc N R Jan Bennink, Non‑executive Director Date appointed to the Board: May 2016 | Independent: Yes Key strengths/experience: • Chairman/CEO of multinational public companies • Extensive experience in FMCG, including the food and beverage industry • Thorough understanding of global and Western European markets • Strong strategic, marketing and sales experience relevant to the beverage industry Key external commitments: Chairman of the Bennink Foundation, director of Wonderflow B.V. and IEFIC1, Executive Partner at Xn, and Advisor to Artisan Partners Previous roles: Executive Chairman of Sara Lee Corporation, CEO of Royal Numico N.V., Chairman and CEO of DE Masterblenders 1753 N.V., director of Kraft Foods Inc., Boots Company plc and Dalli-Werke GmbH & Co KG and a member of the Advisory Board of ABN Amro Bank

68 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report N R Directors’ biographies continued &Aacute;lvaro G&oacute;mez‑Tr&eacute;nor Aguilar, Non‑executive Director Date appointed to the Board: March 2018 | Independent: No Key strengths/experience: • Broad knowledge of working in the food and beverage industry • Extensive understanding of the Coca-Cola system, particularly in Iberia • Expertise in finance and investment banking • Strategic and investment advisor to businesses in varied sectors Key external commitments: Director of Olive Partners, S.A., Global Omnium (Aguas de Valencia, S.A.) and Sinensis Seed Capital SCR de RC, S.A. Previous roles: Various board appointments in the Coca-Cola system, including as President of Begano, S.A., director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallv&eacute; & Contreras Thomas H. Johnson, Non‑executive Director and Senior Independent Director (SID) Date appointed to the Board: May 2016 | Independent: Yes Key strengths/experience: • Chairman/CEO of international public companies • Manufacturing and distribution expertise • Extensive international management experience in Europe • Investment and finance experience Key external commitments: CEO of The Taffrail Group, LLC and director of Universal Corporation Previous roles: Chairman and CEO of Chesapeake Corporation, President and CEO of Riverwood International Corporation, director of Coca-Cola Enterprises, Inc., GenOn Corporation, Mirant Corporation, ModusLink Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. Irial Finan, Non‑executive Director Date appointed to the Board: April 2016 | Independent: No Key strengths/experience: • Extensive international management experience • Strong track record of growing businesses • Extensive experience of working in the Coca-Cola system • International strategy • Possesses a strong network at The Coca-Cola Company (TCCC) Key external commitments: Director of Coca-Cola Bottlers Japan Holdings Inc., Fortune Brands Home & Security, Inc. and the Smurfit Kappa Group plc Previous roles: Director and senior roles in the Coca-Cola system throughout his career including as CEO of Coca-Cola HBC AG, President of Bottling Investments Group, Executive Vice President of TCCC and director of Coca-Cola Amatil, Coca-Cola Enterprises, Inc., G2G Trading, Coca-Cola East Japan and Coca-Cola FEMSA N R Nathalie Gaveau, Non‑executive Director Date appointed to the Board: January 2019 | Independent: Yes Key strengths/experience: • Successful tech entrepreneur • Expert in e-commerce and digital transformation, mobile, data and social marketing • Strong financial background • International consumer goods experience Key external commitments: Senior Advisor to BCG Digital Ventures, director of Calida Group and President and director of Tailwind International Acquisition Corp Previous roles: Founder and CEO of Shopcade, Interactive Business Director of the TBWA Tequila Group, Asia Pacific E-business and CRM Manager for Club Med, co-founder and Managing Director of Priceminister, Financial Analyst for Lazard and director of HEC Paris C

69Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Mario Rotllant Sol&aacute;, Non‑executive Director Date appointed to the Board: May 2016 | Independent: No Key strengths/experience: • Deep understanding of the Coca-Cola system • Extensive international experience in the food and beverage industry • Experience of dealing with regulatory and political bodies • Experience of chairing a remuneration committee Key external commitments: Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling Company, Chairman of the Advisory Board of Banco Santander, S.A. in Catalonia and a director of Equatorial Coca-Cola Bottling Company, S.L. Previous roles: Second Vice-Chairman and member of the Executive Committee and Chairman of the Appointment and Remuneration Committee of Coca-Cola Iberian Partners, S.A. R Mark Price, Non‑executive Director Date appointed to the Board: May 2019 | Independent: Yes Key strengths/experience: • Extensive experience in the retail industry • A deep understanding of international trade and markets • Strong strategic, digital and sustainable development skills Key external commitments: Member of the House of Lords, Founder of WorkL, Member of Council at Lancaster University, Chair of Trustees of the Fairtrade Foundation UK and President and Chairman of the Chartered Management Institute Previous roles: Managing Director of Waitrose and Deputy Chairman John Lewis Partnership, Non-executive Director and Deputy Chairman of Channel 4 TV and Minister of State for Trade and Investment and Trade Policy, Chair of Business in the Community and The Prince’s Countryside Fund C N AT A Alfonso L&iacute;bano Daurella, Non‑executive Director Date appointed to the Board: May 2016 | Independent: No Key strengths/experience: • Developed the Daurella family’s association with the Coca-Cola system • Detailed knowledge of the Coca-Cola system • Insight to CCEP’s impact on communities from experience as trustee or director of charitable and public organisations • Experienced corporate social responsibility (CSR) committee chair Key external commitments: Vice Chairman and member of the Executive Committee of Cobega, S.A., director of Olive Partners, S.A., Chairman of Equatorial Coca-Cola Bottling Company, S.L., director of Grupo Cacaolat, S.L., Vice-Chairman of MECC Soft Drinks JLT, director of The Coca-Cola Bottling Company of Egypt, S.A.E, Chair of the Polaris Committee and member of the Ambassadors’ Circle of the Family Business Network and member of the board of the American Chamber of Commerce in Spain Previous roles: Various roles at the Daurella family’s Coca-Cola bottling business, director and Chairman of the Quality & CRS Committee of Coca-Cola Iberian Partners, S.A. C Dagmar Kollmann, Non‑executive Director Date appointed to the Board: May 2019 | Independent: Yes Key strengths/experience: • Expert in finance and international listed groups • Thorough understanding of capital markets and mergers and acquisitions • Extensive commercial and investor relations experience • Strong executive and senior leadership experience in global businesses • Risk oversight and corporate governance expertise Key external commitments: Deputy Chairman of the Supervisory Board of Deutsche Pfandbriefbank, a non-executive director of Unibail-Rodamco-Westfield SE, Deutsche Telekom and KfW IPEX Bank, and Commissioner in the German Monopolies Commission Previous roles: CEO and Country Head in Germany and Austria for Morgan Stanley, member of the board of Morgan Stanley International Ltd in London and Associate Director of UBS in London

70 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report ● Orrin Ingram, resigned effective 27 May 2020 ● Francisco Crespo Ben&iacute;tez, resigned effective 9 July 2020 ● Javier Ferr&aacute;n, resigned effective 31 December 2020 Board members that stepped down during the year C A Brian Smith, Non‑executive Director Date appointed to the Board: July 2020 | Independent: No Key strengths/experience: • Extensive experience of working in the Coca-Cola system • Deep understanding of in market executional leadership • Strong talent development and deployment skills • Broad knowledge of global field operations at TCCC Key external commitments: President and COO at TCCC Previous roles: President of TCCC’s Europe, Middle East and Africa group, President of TCCC’s Latin America group, Executive Assistant to TCCC’s COO and Vice Chairman, President of Brazil division, President of the Mexico division and also Latin America group manager for mergers and acquisitions at TCCC Dessi Temperley, Non‑executive Director Date appointed to the Board: May 2020 | Independent: Yes Key strengths/experience: • Financial and technical accounting expertise • Strong commercial insights and knowledge of European markets • International consumer brands experience • Skilled in technology Key external commitments: Group CFO of Beiersdorf and member of the Supervisory Board of Tesa SE Previous roles: Head of Investor Relations at Nestl&eacute;, CFO of Nestl&eacute; Purina Europe, Middle East and North Africa and CFO of Nestl&eacute; South East Europe and finance roles at Cable & Wireless plc and Royal Dutch Shell plc Garry Watts, Non-executive Director Date appointed to the Board: April 2016 | Independent: Yes Key strengths/experience: • Extensive business experience in Western Europe and the UK, including as CEO of a global consumer goods business • Served as executive and non-executive director in a broad variety of sectors and previously chaired the Audit Committee of a sizeable company • Financial expertise, experience and skills • Formerly an auditor Key external commitments: Chairman of Spire Healthcare Group plc and Senior Independent Director of Circassia Pharmaceuticals plc Previous roles: Audit partner at KPMG LLP, CFO of Medeva plc, CEO of SSL International, director of Coca-Cola Enterprises, Inc., Deputy Chairman and Audit Committee Chairman of Stagecoach Group plc and Protherics plc and Chairman of BTG plc and Foxtons Group plc A R Directors’ biographies continued

71Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Senior management The senior management and Damian Gammell together constitute the members of the Executive Leadership Team (ELT). Nik Jhangiani, Chief Financial Officer Appointed May 2016 Nik has more than 25 years of finance experience, including 20 years within the Coca-Cola system, latterly as Senior Vice President and CFO for Coca-Cola Enterprises, Inc.. Nik started his career in New York at accountancy firm Deloitte & Touche before spending two years at Bristol-Myers Squibb as International Senior Internal Auditor. He then joined the Colgate-Palmolive Company in New York where he was appointed Group Financial Director for the Nigerian operations, before moving to TCCC in Atlanta. He is a Certified Public Accountant. Clare Wardle, General Counsel and Company Secretary Appointed July 2016 Clare leads legal, risk, compliance, security and company secretariat. Prior to joining CCEP, she was Group General Counsel at Kingfisher plc, Commercial Director, General Counsel and Company Secretary at Tube Lines and held senior roles at the Royal Mail Group. She began her career as a barrister before moving to Hogan Lovells. Clare is a non-executive director of The City of London Investment Trust plc and senior independent director of Modern Pentathlon GB. Jos&eacute; Antonio Echeverr&iacute;a, Chief Customer and Supply Chain Officer Appointed September 2019 Jos&eacute; Antonio leads CCEP’s end to end supply chain. He is focused on creating a superior experience for our customers, while delivering an expanded and sustainable portfolio of drinks and packaging. He has been a part of the Coca-Cola system since 2005, serving as Vice President of Strategy and Transformational Projects for the Iberia business unit, and Vice President, Strategy and Coordination for supply chain across CCEP. Peter Brickley, Chief Information Officer (CIO) Appointed November 2016 Peter leads business solutions, support services and technology infrastructure at CCEP, including steering CCEP’s investments in technology solutions. Peter has over 20 years’ experience leading technology for global businesses including Heineken, Centrica and BAT. More recently, he was Global CIO and Managing Director of Global Business Services at SABMiller. Peter is also non-executive chairman of Newbury Building Society and a trustee of the Brain and Spine Foundation. Lauren Sayeski, Chief Public Affairs, Communications and Sustainability Officer Appointed May 2016 Lauren leads CCEP’s strategic engagement with media, policymakers, civil society and community stakeholders. Lauren has worked in the Coca-Cola system for over 17 years in roles across the spectrum of public affairs, communications and sustainability. Victor Rufart, Chief Strategy Officer Appointed October 2016 Victor leads business strategy and business transformation. Prior to joining CCEP, he was CEO of Coca-Cola Iberian Partners, S.A. and spent 25 years at Cobega, S.A.. While with Cobega, S.A., he held a number of senior roles including Director of New Business, Head of Finance, advisor in the formation of the Equatorial Coca-Cola Bottling Company and Head of Tax Planning. V&eacute;ronique Vuillod, Chief People and Culture Officer Appointed November 2020 V&eacute;ronique heads CCEP’s people and culture function. Having joined the Coca-Cola system more than 20 years ago, she has worked in senior human resources (HR) positions across business units, commercial and supply chain functions overseeing HR strategy and partnering with business leaders. Most recently, V&eacute;ronique was Vice President, People and Culture in France. She began her career as a management consultant with PricewaterhouseCoopers. She supports the promotion of diversity, HR best practices and innovations networks. Leendert den Hollander, General Manager, Northern Europe Business Unit Appointed September 2020 Leendert is responsible for CCEP’s business unit in Northern Europe, including Belgium, Luxembourg, the Netherlands, Sweden, Norway and Iceland. Previously, he was general manager of Great Britain (GB). Prior to Coca-Cola, Leendert was CEO of Young’s Seafood and Managing Director at Findus Group Ltd. Earlier in his career, Leendert spent 15 years at Procter & Gamble in senior marketing positions. Frank Molthan, General Manager, Germany Business Unit Appointed May 2016 Frank leads CCEP’s business unit in Germany and has over 30 years’ experience in Germany’s Coca-Cola system. He started his career at Coca-Cola bottling operations in Schleswig-Holstein and North Rhine-Westphalia. He has held a range of regional and commercial leadership roles, latterly as HR Director for Coca-Cola Germany. He was also Managing Director of Coca-Cola Deutschland Verkauf GmbH and Co. KG. Francesc Cosano, General Manager, Iberia Business Unit Appointed May 2016 Francesc leads CCEP’s business unit in Spain, Portugal and Andorra. He was previously the Operations Director then Managing Director of Coca-Cola Iberian Partners, S.A.. Francesc has been part of the Coca-Cola system for over 30 years, and involved in a number of sales management positions, ultimately as Sales Director then Deputy General Manager. He has also worked as Regional Director for the Leche Pascual, S.A. group, in Anglo Espa&ntilde;ola de Distribuci&oacute;n, S.A.. Fran&ccedil;ois Gay-Bellile, General Manager, France Business Unit Appointed July 2020 Fran&ccedil;ois is responsible for CCEP’s business unit in France. His career began at Pernod-Ricard as a brand manager in Germany and France. Fran&ccedil;ois joined TCCC in France in 1996. Over his 23 years at TCCC he held roles of increasing responsibility in marketing, commercial and general management in the US, Japan, Asia and Europe. Before joining CCEP, Fran&ccedil;ois was general manager of France for TCCC. He is a director of the French Soft Drinks Association (Boissons Rafra&icirc;chissantes de France) and of the French Food and Beverage Association (Association Nationale de l’Industrie Alimentaire). Stephen Moorhouse, General Manager, Great Britain Business Unit Appointed September 2020 Stephen is responsible for CCEP’s business unit in GB. He has 25 years’ experience in the Coca-Cola system, leading business operations and supply chain. Stephen has held a number of other senior executive roles throughout Europe, most recently as general manager of Northern Europe. Prior to joining, he worked overseas for the Swire Group in the US and Asia Pacific region. Stephen is a member of the British Soft Drinks Association.

72 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Corporate governance report Statement of compliance The governance framework of the Company is set out in its Articles of Association (the Articles) and the Shareholders’ Agreement. These provide a high level framework for the Company’s affairs, governance and relationship with its stakeholders and its shareholders. The Articles and information about the governance framework are available on the Company’s website at www.cocacolaep.com/about-us/governance. Statement of compliance with the UK Corporate Governance Code We follow the UKCGC on a comply or explain basis. CCEP is not subject to the UKCGC as it only has a standard listing of ordinary shares on the Official List. However, we have chosen to apply the UKCGC to demonstrate our commitment to good governance as an integral part of our culture. This Corporate governance report explains how we have applied the UKCGC during the year ended 31 December 2020. The instances where CCEP’s practices vary from the principles and provisions of the UKCGC are set out below. Save as set out below, CCEP complies with the UKCGC. A copy of the UKCGC is available on the Financial Reporting Council’s (FRC) website: www.frc.org.uk/ directors/corporate-governance-and-stewardship/ uk-corporate-governance-code. Chairman UKCGC provision 9 The Chairman, Sol Daurella, was not independent on either her appointment or election, within the meaning of the UKCGC. However, we benefit from her vast knowledge of, and long-term commitment to, the Coca-Cola system and her extensive experience and leadership skills, gained from her roles as director and CEO of large public and private institutions across many different sectors. Annual re‑election UKCGC provision 18 Sol Daurella, the Chairman, will not be subject to re-election during her nine year tenure following the completion of the Merger. Her extended term recognises the importance of her extensive experience and knowledge of the beverage industry, and the significant shareholding of Olive Partners, S.A. (Olive Partners) in the Company. To provide stability, none of the Independent Non-executive Directors (INEDs) were put up for election at an Annual General Meeting (AGM) before the AGM in 2019 when three INEDs were put up for election. At the AGM in 2020, three INEDs were put up for election and three INEDs were put up for re-election. Three additional INEDs will be put up for election at the AGM in 2021. Therefore, in total all nine INEDs will be put up for election or re-election at the 2021 AGM (Jan Bennink, John Bryant, Christine Cross, Nathalie Gaveau, Thomas H. Johnson, Dagmar Kollmann, Mark Price, Dessi Temperley and Garry Watts). From the point of their first election at an AGM, an INED will be subject to annual re-election. This arrangement was in place to ensure effective representation of public shareholders and to retain INEDs’ influence over the Company’s strategic direction and operation, following the completion of the Merger. Remuneration UKCGC provision 32 The Remuneration Committee is not comprised solely of INEDs, although it is comprised of a majority of INEDs. The Shareholders’ Agreement requires that the Remuneration Committee comprises at least one Director nominated by: • Olive Partners, for as long as it owns at least 15% of the Company • European Refreshments (ER), a subsidiary of TCCC, for as long as it owns at least 10% of the Company The Remuneration Committee, and its independent chairman, benefit from the nominated Directors’ extensive understanding of the Group’s market. Remuneration UKCGC provision 33 The Remuneration Committee is not solely responsible for setting the remuneration of the Chairman, CEO and Non-executive Directors (NEDs). Instead, the Board (excluding any Director whose remuneration is linked to the decision) determines their remuneration on the recommendation of the Remuneration Committee and following rigorous analysis and debate. To date, the Board has followed all of the Remuneration Committee’s recommendations.

73Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Differences between the UKCGC and the New York Stock Exchange (NYSE) corporate governance rules (the NYSE Rules) The Company is classed as a Foreign Private Issuer (FPI). It is therefore exempt from most of the NYSE Rules that apply to domestic US listed companies, because of its voluntary compliance with the UKCGC. However, under the NYSE Rules, the Company is required to provide an annual written affirmation to the NYSE and disclose significant differences between its corporate governance practices and those followed by domestic US companies listed on the NYSE. The significant differences are summarised below. Director independence The NYSE Rules require a majority of the Board to be independent. The UKCGC requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the UKCGC for determining whether a director is independent. The independence of CCEP’s NEDs is reviewed by the Board on an annual basis, taking into account the guidance contained in the UKCGC and criteria established by the Board. It has been determined that a majority of the Board is independent, without explicitly taking into consideration the independence requirements outlined in the NYSE Rules. Board Committees CCEP has a number of Committees whose purpose and composition are broadly comparable in purpose and composition to those required by the NYSE Rules for domestic US companies. However, other than the Audit Committee, the Committee members are not all INEDs, although in all cases the majority are. Each Committee has its own terms of reference (broadly equivalent to a charter document) which can be found on our website at www.cocacolaep.com/about-us/ governance/committees. A summary of the terms of reference, roles and activities of the Audit Committee and the Remuneration Committee can be found in the Committees’ respective reports. The Remuneration Committee’s terms of reference include responsibility for matters relating to remuneration policy, share-based incentive plans, employee benefit plans and implementation of the remuneration policy. Audit Committee More information about the Audit Committee is set out in its report, including compliance with the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Rules. The Audit Committee is comprised only of INEDs (complying with the NYSE Rules). However, the responsibilities of the Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act (SOX)) follow the UKCGC’s recommendations rather than the NYSE Rules, although they are broadly comparable. One of the NYSE’s similar requirements for the Audit Committee states that at least one member of the Audit Committee should have accounting or related financial management expertise. The Board has determined that John Bryant, Dagmar Kollmann, Dessi Temperley and Garry Watts possess such expertise and are therefore deemed the audit committee financial expert as defined in Item 16A of Form 20-F. Corporate governance guidelines The NYSE Rules require relevant domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the UKCGC. However, the Nomination Committee reviews the Board’s governance guidelines, as required by its terms of reference. Shareholder approval of equity compensation plans The NYSE Rules for domestic US companies require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. CCEP complies with UK requirements that are similar to those of the NYSE Rules. However, the Board does not explicitly take into consideration the NYSE’s detailed definition of “material revisions”. Code of Conduct The NYSE Rules require relevant domestic US companies to adopt and disclose a code of business conduct and ethics for their directors, officers and employees. CCEP has a Code of Conduct (CoC) that currently applies to all Directors and the senior financial officers of the Group. If the Board amends or waives the provisions of the CoC, details of the amendment or waiver will appear on the website. No such waiver or amendment has been made or given to date. SEE OUR COC AT WWW.CCEPCOKE.ONLINE/CODE‑OF‑CONDUCT‑POLICY Our CoC applies to all our people. We also expect all third parties who work on our behalf, such as suppliers, vendors, contractors, consultants, distributors and agents, to act in an ethical manner consistent with our CoC and in compliance with our Supplier Guiding Principles. The CoC covers issues such as share dealing, anti-bribery, data protection, environmental regulation, human rights, health, safety, wellbeing and respect for others. It aligns with the UN Global Compact, the US Foreign Corrupt Practices Act, the UK Bribery Act, the UKCGC, the EU General Data Protection Regulation, the Spanish and Portuguese Criminal Codes and Sapin II. CCEP considers that the CoC and related policies address the NYSE Rules on the codes of conduct for relevant domestic US companies. We received no fines for CoC violations in 2020. SEE DETAILS OF COC REPORTING ON PAGE 43 NED meetings The NYSE Rules require NEDs to meet regularly without management and independent directors to meet separately at least once a year. The UKCGC requires NEDs to meet without the Chairman present at least once annually to appraise the Chairman’s performance. The NEDs have regular meetings without management present. There are also meetings of the INEDs as required and at least once a year.

74 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Governance framework Our corporate governance framework is summarised below with further detail provided on the following pages. Corporate governance report continued BOARD OF DIRECTORS Provides overall leadership, independent oversight of performance and is accountable to shareholders for the Group’s long-term success A C C O U N T A B IL IT Y Affiliated Transaction Committee (ATC) Has oversight of transactions with affiliates and makes recommendations to the Board (affiliates are holders of 5% or more of the securities or other ownership interests of CCEP). Audit Committee Monitors the integrity of the Group’s financial statements and results announcements, the effectiveness of internal controls and risk management, as well as managing the external auditor relationship. SEE PAGES 86–91 FOR MORE DETAILS Corporate Social Responsibility (CSR) Committee Oversees performance against CCEP’s strategy and goals for CSR, reviews CSR risks facing CCEP, including health and safety and climate change risks, and the practices by which these risks are managed and mitigated, approves sustainability commitments and targets, and monitors and reviews public policy issues that could affect CCEP. SEE PAGES 22–37 FOR MORE DETAILS Full sustainability performance data for 2020 will be published on our website in May 2021 Nomination Committee Sets selection criteria and recommends candidates for appointment as INEDs, reviews Directors’ suitability for election/re-election by shareholders, considers Directors’ potential conflicts of interest, oversees development of a diverse pipeline for senior management and Director succession, and oversees wider people matters for the Group, including culture, diversity, succession, talent and leadership. SEE PAGES 82–85 FOR MORE DETAILS Remuneration Committee Recommends remuneration policy and framework to the Board and shareholders, recommends remuneration packages for members of the Board to the Board, approves remuneration packages for senior management, reviews workforce remuneration and related policies and principles, and governs employee share schemes. SEE PAGES 92–107 FOR MORE DETAILS Additional Director led Committees • Disclosure Committee • Capital Allocation Framework Committee D E L E G A T IO N Our people CEO: Empowered by authority of the Board to put agreed strategy into effect and run CCEP on a day to day basis Values INCLUDED IN OUR CODE OF CONDUCT, WAYS OF WORKING AND OUR CULTURE ELT: Members report to and support the CEO within their defined areas of responsibility Our Strategy GUIDED BY OUR GROWTH PLATFORM TO ENSURE WE GENERATE SUSTAINABLE SHAREHOLDER RETURNS STAKEHOLDERS INCLUDING OUR PEOPLE, CUSTOMERS, SUPPLIERS, FRANCHISORS, INVESTORS, CONSUMERS AND COMMUNITIES

75Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Board leadership and company purpose Role of the Board The Board is primarily responsible for the Group’s strategic plan, risk appetite, systems of internal control and corporate governance policies, to ensure the long-term success of the Group, underpinned by sustainability. To retain control of key decisions and ensure there is a clear division of responsibilities, there is a formal schedule of matters reserved to the Board, which sets out the structure under which the Board manages its responsibilities, and provides guidance on how it discharges its authority and manages its activities. Key matters include: • Strategic decisions • Approval of annual and long-term business plans • Suspension, cessation or abandonment of any material activity of the Group • Material acquisitions and disposals • Approvals relating to listings • Change of the Company’s country of incorporation • Amendment or repeal of the constitution of the Company • Material commitment or arrangement of the Group outside the normal course of business and/or not specifically identified in the annual business plan The Board, through the Nomination Committee, assesses and monitors the Group’s culture to ensure it aligns with the Group’s purpose, values and strategy set by the Board. READ MORE ABOUT OUR STRATEGY ON PAGES 20–21 SEE OUR NOMINATION COMMITTEE’S REPORT ON PAGES 82–85 Stakeholders The Board recognises the importance of stakeholders to CCEP – both their inputs to our business and our impact on them. We use a matrix, which the Board reviews annually, to help ensure it has the right engagement and information to enable it to consider stakeholders’ interests in its decision making. Regular engagement with both existing and potential shareholders is important to the Board. On behalf of the Board, our CEO, CFO and the investor relations team engage with investors and analysts throughout the year, this year virtually. The Board receives regular updates on the views of shareholders and the investor relations programme. The terms of reference and remit of the Remuneration Committee includes remuneration policy and strategy at all levels across the Group. The Nomination Committee’s terms of reference and remit include key people issues such as culture, succession planning and diversity. The Chairmen of these two Committees are responsible for championing and reporting back to the Board on these matters and sit on each other’s Committees to ensure seamless coverage of the full range of people matters. The Board also takes the opportunity to engage with our people directly. READ MORE IN THE NOMINATION COMMITTEE REPORT ON PAGES 82–85 Our people are able to raise any concerns they have online or by telephone in confidence through Speak Up, CCEP’s whistleblowing hotline. The Audit Committee reports to the Board on whistleblowing arrangements, reports and investigations. READ MORE IN THE AUDIT COMMITTEE REPORT ON PAGES 86–91 SEE A SUMMARY OF OUR STAKEHOLDER ENGAGEMENT ON PAGES 10–13 Board activities during the year The Chairman sets the Board agenda, which consists of the following discussion matters: • Updates from the CEO, the CFO and other key senior executives on the business performance and key business initiatives • Governance matters • Strategy, diversity, sustainability, material expenditure and other Group matters The key areas of focus for the Board’s activities and topics discussed during the year are set out in table 1 on page 76. Strategy remained a key focus for the Board during 2020. The Board met regularly during the peak of the COVID-19 pandemic to consider our short-term strategy in response to the crisis. Throughout the course of the year, the Board received briefings from management on the potential acquisition of CCL. It also considered and debated our future strategy with a focus on competitiveness and capital allocation. Training and development Training and development opportunities are regularly provided to Directors following their induction to ensure they continue to provide constructive challenge to management. Following feedback from the Board evaluation, the training programme for Directors was enhanced this year to include virtual training on a wide range of topical areas. The programme for 2020 is set out in table 2 on page 76. Conflicts of interest The UK Companies Act 2006 (the Companies Act), the Articles and the Shareholders’ Agreement allow the Directors to manage situational conflicts (situations where a Director has an interest that conflicts, or may conflict, with our interests). The Nomination Committee considers issues involving potential situational conflicts of interest of Directors. Each Director is required to declare any interests that may give rise to a situational conflict of interest with CCEP on appointment and subsequently as they arise. Directors are required to review and confirm their interests annually. The Board is satisfied that the systems for the reporting of situational conflicts are operating effectively.

76 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Table 1 Board activities in 2020 Area of focus Discussion topics Growth platform • COVID-19: protecting our people, serving our customers, supporting our communities and preserving the long-term future of the business • Increasing consumer choice by innovating on flavours and growing our portfolio of products and monitoring performance of innovations • Route to market development • Front line sales strategy • Retail environments and customer challenges • Customer capabilities and world class key account management Accelerate competitiveness • Assessing acquisition opportunities • The 2020 and 2021 annual business plans, including strategic priorities • Long-range planning • Transformation and competitiveness initiatives • Capital allocation and expenditure • Share buyback programme • Treasury matters including delegations of authority to management • Competitor review and analysis Future ready culture • Enterprise risk management, including risk appetite and risk assessment • CCEP Ventures, our innovation investment fund • Engagement with CCEP’s key and other stakeholders • Brexit planning • Approval of 2019 Modern Slavery Statement, published in May 2020 • Approval of tax strategy • Investor engagement plan • Relationship with TCCC • People strategy including performance acceleration, employee engagement, talent, learning and development • Purpose and culture and their role in supporting the strategy • Inclusion, diversity and equality • Enhanced wellbeing with a focus on mental health and disability • Wider workforce remuneration • Attendance at virtual employee town hall Digital future • Progress of the digital transformation programme • Digital recovery • Cybersecurity and risk mitigation Green future • Green recovery • Sustainable packaging strategy • Climate strategy and carbon reduction commitments Corporate governance • Approval of financial results and associated viability and going concern statements • Approval of trading updates • Approval of interim dividend payment • Approval of Integrated Report and Form 20-F for 2019, subject to final sign off by a sub committee • Approval of Notice of AGM, subject to final sign off by a sub committee • Board evaluation feedback and action plan • Reviewing and updating the governance guidelines for our Board • Consideration of public policy and regulatory developments affecting CCEP • Succession planning for the Board • Approval of revised policies, including quality, environment, safety and health • Approval of new INED appointments: Dessi Temperley and John Bryant • Approval of the updated global chart of authority Table 2 Director training and development programme Form of training Purpose Subject Briefings Focused on in depth studies of matters of topical interest to CCEP as well as on relevant commercial, legal and regulatory developments Separate deep dives regarding: • People and culture • Investor relations • Voice of the customer Development sessions To address requests from Directors • TCCC bottling system: the relationship between the bottler and TCCC • Governance and stakeholders in a COVID-19 world • The remuneration policy • CO2 targets • Cybersecurity Site visits Visits to Group businesses, factories and commercial outlets to enhance knowledge of CCEP operations and meet employees, suppliers and customers • Virtual market tours: France, GB, Germany, Sweden and Spain • Opportunity to attend annual kick off meetings in business units and supply chain taken up by some Directors External speakers To receive insights from experts and engage with stakeholders • Tim Brett, President of TCCC’s Western Europe business unit • Walter Susini, Senior Vice President for Marketing, TCCC • James Quincey, Chairman and CEO, TCCC • Roland Turnill, Partner, Slaughter & May • Paddy McGuiness, Senior Advisor, Brunswick Group • Keith Tuffley, Global Co-Head, Sustainability & Corporate Transitions, Citi Group • Bill Cohen, Partner, Global Employer Services, Deloitte • James Harris, Director, Executive Compensation Services, Deloitte • Rami Baitieh, Executive Director France, Carrefour Corporate governance report continued

77Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Division of responsibilities Governance structure The Board, led by the Chairman, is responsible for the management of the Group. While both the Executive Director and NEDs have the same duties and constraints, they have different roles on the Board (see table 3). There is a clear, written division of responsibilities between the Chairman and the CEO. The Board has approved a framework of delegated authority to ensure an appropriate level of Board contribution to, and oversight of, key decisions and the management of daily business that support its long-term sustainable success. This framework has been designed to enable the delivery of the Company’s strategy and is outlined in our governance framework on page 74. The Board delegates certain matters to its Committees. Each of the five Committees has its own written terms of reference, which are reviewed annually. These are available at www.cocacolaep.com/about-us/ governance/committees. The CEO with the ELT manages the day to day business. All decisions are made in accordance with our chart of authority, which defines our decision approval requirements and ensures that all relevant parties are notified of decisions impacting their area of responsibility. The chart of authority was reviewed and updated during the year to ensure it remained fit for purpose. The NED terms of appointment are available for inspection at the Company’s registered office and at each AGM. Among other matters, these set out the time commitment expected of NEDs. On appointment, the Board took into account the other demands on the time of John Bryant, Brian Smith and Dessi Temperley. The Board has delegated authority to the Chairman and the Company Secretary to approve changes to Directors’ external appointments. The Board is satisfied that the other commitments of all Directors do not interfere with their ability to perform their duties effectively. SEE THE SIGNIFICANT COMMITMENTS OF OUR DIRECTORS IN THEIR BIOGRAPHIES ON PAGES 66–70 Board and Committee meetings The Board held six formal meetings during 2020, with additional ad hoc meetings with Board and Committee members held in line with business needs. The Board met informally weekly during the peak of the COVID-19 pandemic to stay connected as the situation evolved. Directors and Committee members are expected to attend every meeting. If a Director is unable to attend a meeting, the relevant meeting papers are provided to that Director in advance of the relevant meeting so that comments can be given to the Chairman or Committee Chairman, as applicable, who relays them at the meeting. After the meeting, the Chairman or Committee Chairman, as applicable, also briefs the Director on the matters discussed. Attendance during 2020 is set out in table 4 on page 79. The Chairman attends most Committee meetings. The Chairman of the Audit Committee sits on the Remuneration Committee. This helps ensure remuneration outcomes align with the underlying performance of CCEP. The Chairman of the Nomination Committee sits on the Remuneration Committee and the Chairman of the Remuneration Committee sits on the Nomination Committee. This reflects CCEP’s joined up approach to investing in and rewarding our people. Cross membership between Committees enables active collaboration and liaison across Committees. Committee cross membership is set out on the Company’s website at www.cocacolaep.com/about-us/ governance/committees. At the end of most Board meetings, two sessions are held: one that all Directors attend, without management present, and the other that all the NEDs attend, without management or the CEO present. Directors may raise any matter they wish for discussion at these sessions. Table 3 Roles on the Board Role Responsibilities Chairman • Operating, leading and governing the Board • Setting meeting agendas, managing meeting timetables • Promoting a culture of open debate between Directors and encouraging effective communication during meetings • Creating the conditions for overall Board and individual Director effectiveness CEO • Leading the business • Implementing strategy approved by the Board • Overseeing the operation of the internal control framework SID • Advising and supporting the Chairman by acting as an alternative contact for shareholders and as an intermediary to NEDs NEDs • Providing constructive challenge, strategic guidance, external insight and specialist advice to the Board and its Committees • Hold management to account • Offering their extensive experience and business knowledge from other sectors and industries Company Secretary • Assisting the Chairman by ensuring that all Directors have full and timely access to relevant information • Advising the Board on legal, compliance and corporate governance matters • Organising the induction and ongoing training of Directors

78 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Board support Board meetings are scheduled at least one year in advance, with ad hoc meetings arranged to suit business needs. These meetings are normally held in a variety of locations, reflecting our engagement with all aspects of our international business. Due to the COVID-19 pandemic, the Directors were unable to meet in person during lockdown and Board and Committee meetings were held virtually. The agenda of Board meetings follows our annual Board programme. This sets out the standing items at each meeting, such as periodic activities (including results and AGM documentation), business plan and the assessment of Board evaluation results. Before the Board meeting, the Chairman, CEO and Company Secretary agree the final agenda. This covers discussion items such as the status of ongoing projects and stakeholder considerations. Comprehensive briefing papers are circulated electronically to all Directors, to allow time to review the matters which are to be discussed. Throughout the year Directors have access to the advice and services of the Company Secretary and independent professional advice, at the Company’s expense. Independence of Non-executive Directors The Board reviewed the independence of all the NEDs against the UKCGC and also considered the requirements of SEC Rule 10A-3 in relation to the Audit Committee. It determined that Jan Bennink, John Bryant (from his appointment), Christine Cross, Javier Ferr&aacute;n (until his resignation), Nathalie Gaveau, Orrin Ingram (until his resignation), Thomas H. Johnson, Dagmar Kollmann, Mark Price, Dessi Temperley (from her appointment) and Garry Watts are independent and continue to make effective contributions. The Board recognises that seven of CCEP’s NEDs, including the Chairman, cannot be considered independent. However, they continue to demonstrate effective judgement when carrying out their roles and are clear on their obligations as Directors, including under section 172 of the Companies Act. Our CEO, Damian Gammell, is not considered independent because of his executive responsibilities to the Group. Consequently, the majority of the Directors and the NEDs are independent. Composition, succession and evaluation Board diversity and composition The composition of the Board and its Committees is set out in table 4 on page 79. This includes details of appointments and resignations during 2020. As their biographies on pages 66–70 show, our Board members have a range of backgrounds, skills, experiences and nationalities, demonstrating a rich cognitive diversity beyond gender. SEE AN OVERVIEW OF OUR DIRECTORS’ SKILLS AND EXPERIENCE ON PAGE 65 Our commitment to diversity begins at the top, with clear leadership from our Board, and is embedded at every level of our business through our Inclusion and Diversity Policy, This is Forward and the CoC. Our Board took steps towards women making up 33% of its Directors in 2020. The Nomination Committee is committed to overseeing a diverse pipeline for senior management and Director positions. READ MORE ABOUT SUCCESSION PLANNING ON PAGE 83 SEE THE BOARD’S DIVERSITY POLICY IN THE CRITERIA FOR SELECTION OF INEDS AT WWW.COCACOLAEP.COM/ABOUT‑US/GOVERNANCE READ MORE ABOUT THE GROUP’S APPROACH TO DIVERSITY ON PAGES 38–41 Board evaluation The Board determined that a concise evaluation process was appropriate in 2020. The Board appointed Lintstock to support a questionnaire based exercise, alongside interviews of all Directors by the SID. Lintstock has no other connection with CCEP or any individual Director. The questionnaire and interview responses were collated and reports produced on the performance and effectiveness of the Board, each Committee and the Directors. The Board discussed the results openly and constructively. The Board confirmed that it continued to work effectively and overall scores had improved versus 2019. Board composition, stakeholder oversight and Board dynamics were highly rated but some areas for further improvement were identified. These are set out in table 5 on page 80. In line with best practice, we conduct an external Board evaluation at least once every three years. This has been recommended to the Board by the Nomination Committee for 2021. Corporate governance report continued

79Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Table 4 Meeting attendance by Board and Committee members(A) Independent or nominated by Olive Partners or ER(B) Board of Directors Affiliated Transaction Committee Audit Committee CSR Committee Nomination Committee Remuneration Committee Chairman Sol Daurella Nominated by Olive Partners 6 (6) 5 (5) 4 (5)(I) Executive Director Damian Gammell CEO 6 (6) Non‑executive Directors Jan Bennink Independent 6 (6) 5 (5)(G) 5 (5) Jos&eacute; Ignacio Comenge Nominated by Olive Partners 6 (6) 5 (5) Francisco Crespo Ben&iacute;tez(C) Nominated by ER 2 (2) 2 (2) Christine Cross Independent 6 (6) 5 (5) 6 (6)(G) Javier Ferr&aacute;n(D) Independent 6 (6) 4 (5)(H) 6 (7)(H) Irial Finan Nominated by ER 6 (6) 5 (5) 6 (6) Nathalie Gaveau Independent 6 (6) 5 (5) &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Nominated by Olive Partners 6 (6) Orrin H. Ingram II(E) Independent 2 (2) 4 (4) Thomas H. Johnson SID 6 (6) 5 (5)(G) 6 (6) Dagmar Kollmann Independent 6 (6) 5 (5) 7 (7) Alfonso L&iacute;bano Daurella Nominated by Olive Partners 6 (6) 5 (5)(G) Mark Price Independent 6 (6) 5 (5) 5 (5) Mario Rotllant Sol&agrave; Nominated by Olive Partners 6 (6) 6 (6) Brian Smith(C) Nominated by ER 4 (4) 3 (3) Dessi Temperley(F) Independent 4 (4) 3 (3) Garry Watts Independent 6 (6) 7 (7)(G) 6 (6) (A) The maximum number of scheduled meetings in the period during which the individual was a Board or Committee member is shown in brackets. John Bryant, an INED, joined the Board on 1 January 2021 and so did not attend any meetings as a Board or Committee member in 2020. He joined the December 2020 Board meeting to observe as part of his induction. (B) Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement. (C) Brian Smith was appointed as a Director by ER when Francisco Crespo Ben&iacute;tez stepped down on 9 July 2020. (D) Javier Ferr&aacute;n stepped down as an INED on 31 December 2020. (E) Orrin Ingram stepped down as an INED on 27 May 2020. (F) Dessi Temperley was appointed as an INED on 27 May 2020. (G) Chairman of the Committee. (H) Javier Ferr&aacute;n missed one meeting of the Audit Committee and ATC in October 2020 due to a prior engagement and appointed Garry Watts as his alternate. (I) Sol Daurella missed one meeting of the Nomination Committee in October 2020 due to an unforeseen urgent engagement.

80 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Table 5 2020 Board evaluation findings and actions Board focus Governance Induction 2020 findings Improve Board oversight of Committees Skills and knowledge gap to be reviewed to ensure effective succession planning Enhance training programme for Directors on various topics Actions undertaken in 2020 • Directors invited to attend Committees to better understand the dynamic of the Committee • Increase awareness of access to all Committee briefing papers • Review and update the Board skills matrix to reflect additional competencies • Nomination Committee and CEO to keep Board informed regarding management succession planning • Regular Board training sessions scheduled • Induction of new Directors to include introduction to the Coca-Cola system from a bottlers’ perspective Table 6 Disclosure of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the UKCGC Items located elsewhere in the 2020 Integrated Report Page(s) Directors’ responsibilities statement 111 Directors’ statement that they consider the Integrated Report and financial statements, taken as a whole, to be fair, balanced and understandable 111 Going concern statement 110 Assessment of the Group’s principal risks 44–51 Viability statement 52 Risk management and internal control systems and the Board’s review of their effectiveness 50 Audit Committee report 86–91 Directors’ remuneration report 92–107 Election and re-election of Directors The Board has determined that the Directors, subject to continued satisfactory performance, shall stand for election and re-election at each AGM with the exception of the Chairman as explained on page 72. All Directors appointed by Olive Partners (other than the Chairman) plus Jan Bennink, Damian Gammell, Nathalie Gaveau, Thomas H.Johnson, Dagmar Kollmann, Mark Price and Dessi Temperley will submit themselves for re-election at the 2021 AGM. INEDs John Bryant, Christine Cross and Garry Watts will stand for election at the 2021 AGM along with ER nominated Director Brian Smith. Following its performance assessments of Directors, the Board is confident that each continuing Director will carry on performing their duties effectively and remain committed to CCEP. Audit, risk and internal control and Remuneration Disclosures of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the UKCGC are located elsewhere in this Integrated Report. These disclosures include descriptions of the main features of CCEP’s internal control and risk management systems as required by rule 7 of the Disclosure Guidance and Transparency Rules (DTRs). Table 6 sets out where each respective disclosure can be found. Corporate governance report continued

81Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Annual General Meeting The AGM continues to be a key date in our annual shareholder engagement programme. Due to public health guidance from the UK Government prohibiting gatherings of more than two people and non-essential travel during the COVID-19 pandemic, CCEP’s 2020 AGM was conducted as a closed meeting. We were pleased that all resolutions were passed by more than 80% of those voting. If allowed, the 2021 AGM of the Company will be held in May at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom. Otherwise, we will make alternative arrangements for the AGM as we did in 2020. The Notice of AGM will set out a full description of the business to be conducted at the meeting. This will be available on our website from the time of its posting to shareholders in April 2021. The Chairman, SID, and Committee Chairmen are available to shareholders for discussion throughout the year to discuss any matters under their areas of responsibility, by contacting the Company Secretary. READ MORE ABOUT OUR ENGAGEMENT WITH INVESTORS ON PAGE 11 Sol Daurella, Chairman 12 March 2021

82 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Nomination Committee Chairman’s letter Dear Shareholder I am pleased to report on the work of the Nomination Committee during this challenging year. As our Chairman explains in her introduction to the Governance and Directors’ Report, since the beginning of the COVID-19 crisis, the priority for management and the Board has been protecting our people. Therefore, this year our activities have focused on the health and wellbeing of our people. We also focused on INED, ELT and senior management succession to ensure we have the right mix of skills on the Board and in management to lead CCEP today and in the future as we emerge from the COVID-19 crisis. A brief summary of these activities is provided in table 1 on page 84. We give more details about some of these activities throughout the rest of the Nomination Committee report. Protecting the wellbeing of our people Last year, we committed to dedicate time to promote diversity, succession and talent policies and practices that were in line with our purpose and values and supported our desired culture. On behalf of the Board, we have monitored the actions by management who have acted to create a culture that promotes health and wellbeing. I am proud of the resilience that our people have shown, whether that be adapting to home working, managing COVID-19 risk in our production facilities or front line sales teams responding to the change in market conditions. I believe, like our Chairman, that strong governance underpins a healthy culture and good corporate behaviour and I am also proud that the Nomination Committee has played its part in supporting that culture. Looking forward to 2021 We will continue to dedicate time to: • Advocate diversity, succession and talent policies and practices that are in line with our purpose and values and support our desired culture • Oversee the development of a diverse pipeline for senior management positions as well as the Board • Assess and monitor the operationalisation of our approach to talent and succession • Ensure an inclusive culture is embedded throughout CCEP on behalf of the Board • Oversee investment into the capabilities we need to lead our recovery and growth with confidence • Promote actionable insights from our people reporting framework • Encourage the Board to hear, understand and consider the voice of our people in its decision making • Promote accountability and good governance Availability to shareholders I am available to shareholders throughout the year to answer any questions about the work of the Committee. Thomas H. Johnson, Chairman of the Nomination Committee 12 March 2021 “ OUR ACTIVITIES HAVE FOCUSED ON THE HEALTH AND WELLBEING OF OUR PEOPLE.”

83Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Nomination Committee report Nomination Committee role and membership The key duties and responsibilities of the Nomination Committee are set out in its terms of reference. These are available at www.cocacolaep.com/about-us/ governance/committees. They cover the following areas: • Corporate governance • Director selection, re-election and review • Potential conflicts of interest • Evaluations of the Board and succession planning • Culture and workforce The Nomination Committee has five members. SEE NOMINATION COMMITTEE MEMBERSHIP ON PAGE 79 Activities of the Nomination Committee during the year The Nomination Committee has a process for planning its future meeting agendas and topics to be considered. Table 1 on page 84 sets out the matters considered by the Committee during 2020. More detail about some of these matters is provided in the rest of this report. The Committee formally met five times during the year, with two additional ad hoc meetings in line with business needs. SEE DETAILS OF ATTENDANCE AT MEETINGS ON PAGE 79 Succession Independent Non‑executive Director succession We continue to focus on maintaining a well balanced Board with the right mix of individuals who can apply their wider business knowledge and experience to overseeing and guiding the delivery of the Group’s strategy. To support this, we use a matrix of skills required on the Board to support the Group’s future plans. The skills matrix was reviewed and updated during the year. The review identified that all skills remained appropriately represented. Also, our INED selection criteria reflect the importance of selecting candidates who can give voice to stakeholder interests effectively, particularly to help discharge the Board’s duties under section 172 of the Companies Act 2006. SEE OUR CRITERIA FOR THE SELECTION OF INEDS AT WWW.COCACOLAEP.COM/ABOUT‑US/GOVERNANCE To ensure we maintain the right balance of skills and experience on the Board, we continue to plan for the managed succession of INEDs. We have drawn up INED candidate specifications based on our existing selection criteria, our stated diversity targets and the gaps identified through our skills matrix. Following our review of the skills matrix during the year, we were able to identify the likely skills that could be lost through Board refreshment. We engaged MWM Consulting, a firm of external recruitment consultants, to identify potential INED candidates with the skills set identified while also having in mind the desirability of increasing diversity. From the initial list of potential candidates, a shortlist was identified for interview by members of the Committee, the Chairman and other Board members. They were assessed objectively against the candidate specifications. John Bryant was appointed to succeed Javier Ferr&aacute;n with effect from 1 January 2021. John brings a wealth of strategic and operational experience to the Board and over 30 years’ experience in consumer goods. John serves as an Audit Committee member for three other listed companies and succeeds Javier as an Audit Committee member. The Board is satisfied that John’s external Audit Committee memberships will not impair his ability to serve as an effective member of the Board or Audit Committee. MWM Consulting supported some of CCEP’s specialist recruitment activities in 2017. It has no other connection to CCEP and has no connection to any individual Director. It is a signatory to the UK’s Standard Voluntary Code of Conduct for Executive Search Firms and is one of the firms accredited under the Enhanced Code for its leading work on promoting board diversity. Appointments during the year Dessi Temperley was appointed to succeed Orrin H. Ingram with effect from 27 May 2020. She brings valuable deep financial expertise, commercial insight and knowledge of European markets. In July 2020, in accordance with the Company’s Articles and the Shareholders’ Agreement, ER nominated Brian Smith to replace Francisco Crespo Ben&iacute;tez.

84 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Induction All new Directors receive a suite of induction materials explaining: • Their role and responsibilities • Attributes of an effective board • Their legal duties and responsibilities, including in relation to section 172 of the Companies Act • The calendar of Board and Committee meetings • Governance documents, policies and procedures • Committee terms of reference • Our CoC • Our share dealing code • Background information about the Group Established Directors mentor new Directors. Meetings with members of the Board and the ELT and site visits in a number of our markets are also arranged. Dessi, Brian and John each undertook a comprehensive induction programme. This was tailored to their individual requirements and phased to allow feedback and further customisation of meetings and other development activities. Executive Leadership Team During 2020 we considered succession plans for the Group’s ELT. Ben Lambrecht departed as General Manager France at the end of August 2020. Fran&ccedil;ois Gay-Bellile was appointed to succeed him. In September 2020, Leendert Den Hollander and Stephen Moorhouse switched roles. Leendert became General Manager for Northern Europe and Stephen became General Manager for GB. Nick Wall retired as Chief People and Culture Officer at the end of October 2020. V&eacute;ronique Vuillod was appointed to succeed him. As part of V&eacute;ronique’s recruitment process, she was interviewed by members of the Board. Evaluation We recommend the process to be used to evaluate the performance of the Board and its Committees. We recommended to the Board that a more in depth evaluation process be undertaken in early 2021, similar to that undertaken in 2018. The Board accepted our recommendation and appointed Ffion Hague of Independent Board Evaluation to carry out an externally facilitated Board evaluation. READ MORE ABOUT THE 2020 EVALUATION EXERCISE ON PAGE 78 Diversity Diversity on the Board Cognitive diversity is important to good decision making, and we have paid particular attention to this in our succession planning. This is driven by diversity of background, including gender and ethnic diversity. It is part of the INED selection criteria and diversity is a key factor in considering potential INED candidates. Gender diversity is going in the right direction. In 2020, female representation on the Board increased to 29.4% compared to 23.5% in 2019. We have not yet reached the 33% target set by the Board and our INED selection criteria. In addition, our INED selection criteria states our ambition to appoint at least one Director from an ethnic minority to the Board, which we have not reached. We take meeting these targets seriously and are pleased to see movement in the right direction. Nevertheless, we have more to do and we continue to be committed to paying attention to gender and ethnic diversity in our succession planning and pipeline. Nomination Committee report continued Table 1 Matters considered by the Nomination Committee during 2020 Meeting date Key agenda items February 2020 • Director succession, particularly INEDs • Succession planning for ELT and senior management March 2020 • Wellbeing of our people • Director succession, particularly INEDs • Director skills matrix • Committee evaluation • Succession planning for ELT and senior management May 2020 • Director succession, particularly INEDs • Culture development and people strategy • Succession planning for ELT and senior management • Review of the Board’s governance guidelines July 2020 • Succession planning for ELT and senior management • Senior leadership assessment • Our people: engagement, wellbeing, inclusion and diversity and commercial capability • Director skills matrix September 2020 • Director succession, particularly INEDs • Succession planning for ELT and senior management October 2020 • Inclusion and diversity: focusing on disability • New ways of working • Director succession, particularly INEDs December 2020 • Building the right leaders and the right leadership for CCEP • Transformation and competitiveness initiatives • Director succession, particularly INEDs • Inclusion and diversity: 2020 conclusions and 2021 plans

85Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Inclusion and diversity We are committed to fostering an inclusive environment and building diverse talent within the Group as set out in our Inclusion and Diversity (I&D) Policy. In 2020, the I&D Policy was translated into an I&D framework to embed an inclusive culture, promote accountability, empower our people to be drivers of change and establish a diverse leadership and pipeline. We received updates on the progress of I&D initiatives and the actions being taken to accelerate the “Everyone’s Welcome” philosophy across CCEP. We provided challenge and feedback on those actions and initiatives. We monitor progress towards I&D objectives in the business, in particular the target to have 40% of our management positions held by women by 2025. READ MORE ABOUT OUR APPROACH TO DIVERSITY ON PAGES 38–41 Our people We oversee the approach to culture, succession planning and talent management, including diversity, for the whole Group. We regularly receive data and insights about our people through the people and culture reporting dashboard. Metrics include female leadership headcount, annual voluntary turnover, engagement score, safety performance and promotion rate. The metrics were chosen based on external benchmarks, best practice, business relevance and availability of accurate data. Engagement In 2020, we conducted a pulse engagement survey with a focus on wellbeing. We considered the results and action plans with management. The survey helped us to understand the experiences of our people during the COVID-19 pandemic. Our people appreciated how CCEP had communicated and made decisions during the pandemic. Results also demonstrated how people were adjusting to new ways of working and indicated increased levels of stress and feelings of uncertainty. The responses informed our wellbeing strategy that was launched in 2020. Initiatives included the roll out of wellbeing training, training of mental health first aiders and awareness campaigns. R EAD MORE ABOUT HOW WE ENGAGE WITH OUR PEOPLE ON PAGE 10 Capability and talent We believe that our people are the key to delivering our growth strategy and future ready culture. We operationalise our approach to talent and succession by regularly reviewing employee potential, identifying critical roles, updating succession plans and nurturing emerging leaders. In 2020, learning has been organised into a single framework, the CCEP capability development framework, categorised into three development areas: • Core skills for everyone • Targeted training aimed at specific groups to develop technical and functional skills • Strategic initiatives to shape strategy and culture We continue to believe that building our leadership capability is a key differentiator for performance. Since 2017, our top 500 leaders have taken part in our leadership development programme and training to accelerate performance. A leadership development series was launched virtually in November 2020. During 2020, we have further invested in the capabilities we need to lead our recovery and growth with confidence. Key account managers have been through a comprehensive assessment centre to gauge their capabilities. They then undertook targeted leadership and commercial training. In 2020, our top 120 leaders also took part in inclusive leadership training. Independence SEE THE LIST OF NON-EXECUTIVE DIRECTORS DETERMINED TO BE INDEPENDENT ON PAGE 78 Thomas H. Johnson, Chairman of the Nomination Committee 12 March 2021

86 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Audit Committee Chairman’s letter Dear Shareholder I am pleased to present the report of the Audit Committee for 2020. During the year, we carried out our responsibilities in accordance with the UKCGC and continued to provide support and advice to the Board on the matters set out in the Committee’s terms of reference, and on other matters at the request of the Board. Further information on the Committee’s role and responsibilities is set out on page 87. The COVID-19 pandemic presented a unique set of challenges for the Committee this year. We have seen large scale changes to our people’s ways of working, with the introduction of additional workplace health and safety measures, travel restrictions across our territories and a widespread shift to working from home. The Committee worked closely with senior management to ensure the associated risks of such changes were duly assessed, and that our internal control procedures continued to operate as intended. Work undertaken in prior years to optimise and automate our internal controls, particularly for Sarbanes-Oxley Act (SOX) compliance, as it applies to CCEP as a US FPI, has proven beneficial and we are confident that CCEP’s material control processes, including the audits of these processes, remain robust and fit for purpose. We continued to oversee the Group’s internal control and risk management framework and, supported by our external audit team, to monitor and review the integrity of the Group’s financial statements. We have challenged management’s accounting treatment and judgements during the year, along with EY’s conclusions, to ensure clarity, fairness and completeness of our financial disclosures, particularly in consideration of the impact of COVID-19. Further information about the Committee’s involvement in respect of our internal control systems is available in the Audit Committee report. Our 2020 agenda covered a range of topics, with a focus on accounting and reporting, risk and internal controls, internal and external audits, ethics and compliance, business continuity management, enterprise risk management (ERM) and information technology and cybersecurity. We dedicated significant time during the year to overseeing CCEP’s information and operational technology and cybersecurity programmes, from a risk and control perspective. We received regular reports from senior management on their continued assessment of the risks associated with the use of certain technologies, supplemented by reports from our internal and external audit teams. Looking forward to 2021, CCEP continues to embrace new digital capabilities and technology will continue to feature on the Audit Committee agenda as part of our oversight of business continuity and ERM. Availability to shareholders I am available to shareholders throughout the year to answer any questions on the work of the Committee. Garry Watts, Chairman of the Audit Committee 12 March 2021 “ WE ARE CONFIDENT THAT CCEP’S MATERIAL CONTROL PROCESSES, INCLUDING THE AUDITS OF THESE PROCESSES, REMAIN ROBUST AND FIT FOR PURPOSE.”

87Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Audit Committee report Main responsibilities of the Audit Committee The role and responsibilities of the Audit Committee are set out in its terms of reference, which are available on the Company’s website at www.cocacolaep.com/ about-us/governance/committees. Key responsibilities include: • Monitoring the integrity of the Group’s annual audited financial statements and other periodic financial statements and reviewing any key judgements contained in them • Reviewing the adequacy and effectiveness of the Group’s internal control processes • Oversight of the Group’s compliance, operational and financial risk assessments as part of the broader ERM programme • Review and assessment of the scope, operation and effectiveness of the internal audit function • Making recommendations to the Board regarding appointment, reappointment or removal of the external auditor • External auditor terms of engagement, remuneration and independence • Supporting the Board in relation to specific matters including oversight of the annual and long-term business plans, dividend and capital structure and capital expenditure The Committee Chairman provided regular updates to the Board on the Committee’s activities during the year. Composition of the Audit Committee The Group follows UK corporate governance practices, as allowed by the NYSE Rules for FPIs. In accordance with the UKCGC, the Committee comprised four NEDs in 2020, each of whom the Board has deemed to be independent. The Board is satisfied that each member of the Committee has competence relevant to the fast moving consumer goods sector, in which the Group operates. In accordance with SEC Rules, as applicable to FPIs, the Group’s Audit Committee must fulfil the independence requirements set out in SEC Rule 10-3A. The Board has determined that the Audit Committee satisfies these requirements and that Garry Watts, John Bryant, Dagmar Kollmann and Dessi Temperley may each be regarded as an audit committee financial expert, as defined in Item 16A of Form 20-F. READ MORE ABOUT THE AUDIT COMMITTEE MEMBERS ON PAGES 66–70 Matters considered by the Audit Committee during 2020 The Committee met seven times during the year. Reports from the internal and external auditors were presented as standing agenda items, along with reports from senior management on the following topics in the Committee’s remit: • Accounting and reporting matters • Legal matters • Ethics and compliance matters, including whistleblowing and CoC breaches • Business continuity management • ERM • Capital projects review and approval The Committee’s interactions with the internal audit function and the external auditor during the year are discussed in more detail later in this report. A summary of key matters considered by the Audit Committee in 2020, in addition to standing items, is set out in table 1 on page 88. SEE DETAILS OF ATTENDANCE AT MEETINGS ON PAGE 79 Financial reporting, significant financial issues and material judgements As a result of COVID-19, the Committee met regularly with management to understand and assess the key accounting impacts and considerations for the Group. The Committee specifically considered several accounting matters, including: • Potential goodwill and intangible asset impairments arising as a result of the significant impact on the away from home channel • Expected credit losses arising due to the closure of outlets in the away from home channel and a corresponding allowance for future losses on trade receivables • Net realisable value of inventory specific to the away from home channel The Committee met with management prior to each market announcement to consider the significant accounting judgements and estimates made, and their appropriateness. Details regarding the significant reporting matters identified and the related Committee considerations, including its consideration of the potential goodwill and intangible asset impairments, is set out in table 2 on page 89. For the remaining matters, the Committee agreed with management that the appropriate accounting considerations had been given and the impact of each item was not material to the Group’s financial statements. SEE OUR VIABILITY STATEMENT ON PAGE 52

88 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Audit Committee report continued Table 1 Matters considered by the Audit Committee during 2020 Meeting date Key matters considered in addition to standing agenda items(A) February 2020 • 2019 preliminary Q4 and full year results, including significant estimates and judgements • Pay for performance • IAS 36, “Impairment” • Tax matters March 2020 • 2019 Integrated Report, including the viability and going concern statements, accounting policies and related significant judgements and estimates, and consideration of pandemic risk (particularly COVID-19) and associated disclosures • IFRS 16, “Leases” update • Sarbanes-Oxley Act (SOX) section 404 (s404) compliance • Group risk appetite framework • 2020 internal audit plan • Updated global chart of authority • Reappointment of the external auditor • Treasury matters • Audit Committee evaluation April 2020 • 2020 Q1 trading update • Dividend payments May 2020 • Accounting considerations • Business continuity • Capital allocation and expenditure • IT/cybersecurity update • Insurance and credit risk update • Tax strategy • External audit process and procedures July 2020 • 2020 half year results, including significant estimates and judgements • Pay for performance • SOX s404 compliance and internal controls • Group risk appetite framework • Capital allocation and expenditure • Tax update • Treasury matters October 2020 • Q3 trading update • SOX s404 compliance and internal controls • Operational technology and cybersecurity • External quality assessment of the internal audit function December 2020 • Pay for performance • IAS 36, “Impairment” • SOX s404 compliance • Operational technology and cybersecurity (A) During February and March 2021, the Committee discussed matters regarding the year ended 31 December 2020, which included: • Reviewing the 2020 preliminary Q4 and full year results and the 2020 Integrated Report, including its significant estimates and judgements, accounting policies, viability and going concern statements • Advising the Board on whether, in the Committee’s opinion, the 2020 Integrated Report is fair, balanced and understandable • Independent auditor’s report on the 2020 full year results • Approval of this Audit Committee report • Transition to IFRS for the 2020 Company financial statements Audit Committee assessment of the 2020 Integrated Report The Committee undertook a review of a developed draft of the 2020 Integrated Report and provided its feedback, which was applied. The Committee considered whether the Group’s position, strategic approach and performance during the year were accurately and consistently portrayed throughout the 2020 Integrated Report. As part of its review, the Committee referred to the management reports it had received and considered during the year, together with the findings and judgements of the internal and external auditors. The estimates and judgements made on the significant financial reporting matters regarding financial statements are summarised in table 2 on page 89. The Committee reviewed these in depth, along with management’s assessment of the Group as a going concern and the statement of long-term viability contained in the Strategic Report. The Committee concluded that they are appropriate and acceptable in light of the risks facing the business and all significant matters brought to the Committee’s attention during the year. The 2020 Integrated Report is, in the opinion of the Committee, fair, balanced and understandable and provides the information necessary for shareholders to assess CCEP’s performance, business model and strategy.

89Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F Table 2 Significant reporting matters in relation to financial statements considered by the Audit Committee during 2020 Accounting area Key financial impacts Audit Committee considerations Deductions from revenue and sales incentives Cost of customer marketing programmes in 2020: €3.2 billion Accrual at 31 December 2020: €775 million The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels, or for participating in specific marketing programmes. For customer incentives that must be earned, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts earned. Under IFRS 15, these types of variable consideration are deducted from revenue. There are significant estimates used at each reporting date to ensure an accurate deduction from revenue has been recorded. Actual amounts ultimately paid may be different from these estimates. At each reporting date, the Committee received information regarding the amount of customer marketing spend of the Group along with period end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period with a specific focus on the impact of COVID-19 on customer activities and performance. Tax accounting and reporting 2020 book tax expense: €197 million 2020 cash taxes: €273 million 2020 effective tax rate: 28.3% The Group evaluated a number of tax matters during the year, including legislative developments across tax jurisdictions, risks related to direct and indirect tax provisions in all jurisdictions, the deferred tax inventory and potential transfer pricing exposure. Throughout the year, the Committee received information from management on the critical aspects of tax matters affecting the Group, considered the information received, and gained an understanding of the level of risk involved with each significant conclusion. The Committee also considered and provided input on the Group’s disclosures regarding tax matters, including the balance sheet classification of uncertain tax positions. Asset impairment analysis Franchise intangible assets with indefinite lives: €8.1 billion Goodwill: €2.5 billion The Group performs an annual impairment test of goodwill and intangible assets with indefinite lives, or more frequently if impairment indicators are present. The testing is performed at a cash generating unit (CGU) level, which for the Group are based on geography and generally represent the individual territories in which the Group operates. COVID-19 was an impairment indicator for the Group, which resulted in an interim impairment test in July 2020, based on adjusting the cash flow projections used in the Group’s 2019 impairment testing to reflect the estimated impact of COVID-19 using a range of potential downside scenarios. The Group performed its impairment test in the last quarter of 2020, based upon updated cash flow projections and assumptions. The Group did not record any impairment charges as a result of the tests conducted in 2020. The Committee received information from management on the impairment tests performed, focusing on the most critical assumptions such as the terminal growth rate, the discount rate and operating margin, as well as changes from the prior year. The Committee reviewed and challenged sensitivity analyses provided by management to understand the impact of changes in these critical assumptions. The Committee also discussed the key judgements and estimates for the Iberia CGU given the extensive COVID-19 impact on the away from home channel. The Committee was satisfied with the assumptions utilised by the Group and also considered and reviewed the Group’s disclosures about its impairment testing. Restructuring accounting Restructuring cost recorded in 2020: €368 million Restructuring provision at 31 December 2020: €208 million During 2020, the Group commenced new restructuring initiatives, including the Accelerate Competitiveness programme aimed at reshaping CCEP using technology to improve productivity. Included in these proposals was the closure of certain production facilities in Germany and Iberia. The Committee was regularly updated by management on the nature of such initiatives and key assumptions underpinning the related provision in the financial statements. The Committee reviewed the Group’s restructuring provision balance as at 31 December 2020 and continued to agree that it does not contain significant uncertainty. The Committee was satisfied with the appropriateness of the restructuring accounting during the year and the disclosures included in the financial statements.

90 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Audit Committee report continued External audit Effectiveness of the external audit process The Committee has responsibility and oversight of the Group’s relationship with its external auditor, Ernst & Young LLP (EY), and for assessing the effectiveness of the external audit process. EY was appointed as the external auditor in 2016 and the lead audit partner is Karl Havers. In accordance with UK and SEC auditor independence rules, on completion of the 2020 audit, Karl Havers stepped down as CCEP’s lead audit partner and Sarah Kokot was appointed to replace him for CCEP’s 2021 audit. The Committee confirms voluntary compliance with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority. In 2020, the Committee agreed the approach and scope of the audit work to be undertaken by EY for the financial year. It also reviewed EY’s terms of engagement and agreed the appropriate level of fees payable in respect of audit and non-audit services. SEE DETAILS OF THE AMOUNTS PAID TO THE EXTERNAL AUDITOR IN NOTE 17 TO THE CONSOLIDATED ACCOUNTS ON PAGE 160 EY provided the Committee with regular reports on the status of the audit, its assessment of the agreed areas of audit focus and findings, and conclusions to date. In response to the COVID-19 pandemic, EY had regular discussions with management to identify the potential business and financial risks for CCEP and ensure that correct accounting treatment was adopted in response. Updates on this progress were included in EY’s reports to the Committee, along with regular updates on the practical impacts of COVID-19 on the external audit process. The Committee reviewed the experience and expertise of the audit team, the fulfilment of the agreed audit plan and any variations to it, feedback from the Group’s businesses and the contents of the external audit report. The Committee confirmed its satisfaction with the effectiveness of the external auditor. External auditor independence The continued independence of the external auditor is important for an effective audit. The Committee has developed and implemented policies that govern the use of the external audit firm for non-audit services and limit the nature of the non-audit work that may be undertaken. The external auditor may, only with pre-approval from the Committee, undertake specific work for which its expertise and knowledge of CCEP are important. It is precluded from undertaking any work that may compromise its independence or is otherwise prohibited by any law or regulation. During the year, the Committee updated the Policy Governing Independence of the Public Accounting Firm, to ensure continued compliance with the Financial Reporting Council’s Revised Ethical Standard 2019. The Committee received a statement of independence from EY in March 2021 confirming that, in its professional judgement, it is independent and has complied with the relevant ethical requirements regarding independence in the provision of its services. The report described EY’s arrangements to identify, manage and safeguard against conflicts of interest. The Committee reviewed the scope of the non-audit services proposed by EY during the year, to ensure there was no impairment of judgement or objectivity, and subsequently monitored the non-audit work performed to ensure it remained within the agreed policy guidelines. It also considered the extent of non-audit services provided to the Group. The Committee determined, based on its evaluation, that the external auditor was independent. Reappointment of the external auditor The Committee has responsibility for making a recommendation to the Board regarding the reappointment of the external auditor. Based on its continued satisfaction with the audit work performed to date and EY’s continued independence, the Committee has recommended to the Board, and the Board has approved, that EY be proposed for reappointment by shareholders as the Group’s external auditor at CCEP’s 2021 AGM. Internal audit The internal audit function provides an independent and objective assessment of the adequacy and effectiveness of the Group’s integrated internal control framework, which combines risk management, governance and compliance systems. The internal audit function reports directly to the Audit Committee and comprises approximately 25 full time, professional audit staff based in London, Berlin, Madrid and Sofia, with a range of business expertise working across multiple disciplines. Effectiveness of the internal audit function At the start of the year, the Committee reviewed the internal audit plan for 2020 and agreed its scope, budget and resource requirements for the year. Through regular management reports containing key internal audit observations, proposed improvement measures and related timeframes agreed with management, the Committee monitored the effectiveness of the internal audit function against the approved internal audit plan. As the year progressed, amendments were made to ensure compatibility of internal audits with prevailing public health guidance in relation to COVID-19. This included the introduction of remotely conducted audits. The Chief Audit Executive attended the scheduled meetings of the Committee during 2020 to raise any key matters with the Directors. In accordance with CCEP’s Internal Audit Charter, and in line with the Chartered Institute of Internal Auditors’ Code of Practice, an independent third party (KPMG), was engaged in 2020, to assess the internal audit function’s conformance to applicable standards, namely, the International Standards for the Professional Practice of Internal Auditing (the IIA Standards) and International Professional Practices Framework (IPPF). The Committee reviewed and considered the findings

91Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F of KPMG’s evaluation, which concluded that the internal audit function overall “generally conformed” with the IIA Standards and IPPF. Minor improvements suggested by KPMG during the evaluation process were noted and would, where appropriate, inform the future development of the internal audit function. The Chief Audit Executive confirmed to the Committee that there was no known impairment to the internal audit function’s independence or objectivity in undertaking the internal audit work performed during 2020. Internal control and risk management The Group depends on robust internal controls and an effective risk management framework to successfully deliver its strategy. The Audit Committee is responsible for monitoring the adequacy and effectiveness of the Group’s internal control systems, which includes its compliance with relevant sections of the UKCGC and the requirements of SOX, specifically sections 302 and 404, as it applies to US FPIs. Effectiveness of the internal control and risk management systems Regular reports were presented to the Committee on the Group’s internal audit assessments of the adequacy and effectiveness of CCEP’s integrated internal control framework, risk management, governance and compliance functions. The Committee was asked to consider the internal control framework and the remediation of any identified control deficiencies during the year. The Committee was given regular updates on the implementation of the Group’s business continuity plans, including the implications of COVID-19 and resulting adaptations and risk mitigation actions to be taken by management. In 2020, management undertook a top down assessment of business unit (BU) and functional risk systems. This included an assessment of the Group’s risk appetite across identified enterprise risks, to gauge and promote alignment of risk appetite with CCEP’s long range plan. The Committee reviewed the findings, approved changes to the enterprise risk management rankings and concluded that management’s approach to risk and to risk appetite was satisfactory. The Group’s material controls were deemed to be designed and operating effectively during the year. FURTHER INFORMATION ABOUT HOW WE MEASURE AND MANAGE RISK IS SET OUT ON PAGES 44–45 Raising concerns In each of our territories, we have established ways for our people to raise concerns in relation to possible wrongdoing in financial reporting, suspected misconduct, or other potential breaches of our CoC. These include options to contact a line manager, or people and culture representative, in confidence, or to share information through our dedicated, independent and confidential “Speak Up” channels. The Committee is responsible for reviewing the adequacy and security of these arrangements and ensuring they allow appropriate follow up action. In accordance with our CoC, retaliation against anyone for making a genuine report, or for cooperating in an investigation, is prohibited. The Committee receives and considers reports from management regarding concerns raised by our people and provides the Board with key information for its consideration as appropriate. Investigations into potential breaches of our CoC are overseen in each BU by the BU’s CoC committee, chaired by the BU’s Vice President, Legal. All potential CoC breaches and corrective actions are overseen by the Group CoC committee, which is a sub committee of the Group compliance and risk committee and is chaired by the Chief Compliance Officer. The Group CoC committee also: • Ensures that all reported breaches have been recorded, investigated in a timely manner and a conclusion reached • Evaluates trends • Ensures consistent application of the CoC across CCEP As required under the Spanish Criminal Code, the Iberia BU has an ethics committee formed of members of the Iberia BU leadership team. It is responsible for any ethics and compliance activities, including overseeing the local crime prevention model. It reports to the board of the Iberia BU and the Chief Compliance Officer. There were no whistleblowing matters that required Committee or Board attention in 2020. Garry Watts, Chairman of the Audit Committee 12 March 2021

Statement from the Remuneration Committee Chairman In respect of business performance, despite the impact of COVID-19 we remained agile and showed resilience, which is reflected in our financial and sustainability performance indicators. SEE OUR KEY PERFORMANCE INDICATORS (KPI) ON PAGES 2–3 Our objective was to protect the short term without compromising the long term. Discretionary operating expenditure (opex) and capital expenditure (capex) savings of €260 million and around €200 million respectively helped us generate strong free cash flow of €924 million which, supported by a solid balance sheet, enabled us to maintain our full year dividend payout ratio for shareholders, who also benefitted from resilient share price performance. Continued investment, especially in digital, sustainability and our portfolio, put us in a stronger position as we move into 2021. Aligning remuneration to performance For the Remuneration Committee, a key challenge was to ensure that remuneration outcomes for our people continued to reflect our underlying philosophy. In particular, incentive schemes should deliver outcomes which align with business performance (in the context of COVID-19) and appropriately reflect the experiences of shareholders and wider stakeholders, whilst also continuing to act as an incentive to engage our people to deliver the best possible results. All of our incentive schemes utilise stretching performance targets, set at the start of the relevant period, and are designed to drive performance in the context of prevailing expectations for the business. At the same time, in line with best practice, our schemes all include discretionary provisions which allow the Committee to adjust the formulaic result to ensure that the outcome delivered to participants is a fair and appropriate reflection of performance over the period. To date, the Committee has used these discretionary provisions to reduce incentive outcomes below the formulaic result, reducing the CEO’s bonus outcome in two of the three financial years since CCEP’s listing (as shown in the chart on the next page). Dear Shareholder On behalf of the Board, I am pleased to present the Directors’ Remuneration Report for CCEP (or the Group) for the year ended 31 December 2020. This includes a summary of our remuneration policy (page 95) which was approved by over 99% of our shareholders at the 2020 AGM and our Annual report on remuneration (ARR), which sets out how we implemented the policy during 2020 and how we intend to do so in 2021, and will be subject to an advisory vote at our 2021 AGM. Resilience in the face of COVID‑19 Like all businesses, 2020 was an extraordinary year for CCEP which presented a number of challenges. Throughout the pandemic we prioritised the wellbeing and safety of our people and the continuity of service to our customers. This included pulse surveys to better understand people’s experiences and needs, the launch of the Coronavirus Support Hub to provide tools and guidance to support their wellbeing as well as implementing wellbeing training, which reached over 5,300 employees. We continued to implement salary increases for employees in 2020 and the vast majority of employees remained on full pay throughout the year, with government support schemes only used in countries where it was in line with local legislation and general market practice to do so (e.g. no UK Government support was received). Incentive schemes for front line workers remained in place and continued to pay out. 92 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 2017 2018 2019 2020 Final bonus outcome 2020 bonus outcome Downward adjustment Annual bonus outcome (% of max) Examples of previous Remuneration Commiee discretion In respect of 2020, the Committee has again exercised discretion to ensure the outcomes provided a fairer reflection of performance delivered. This required an upward adjustment to the formulaic outcomes. While the Committee believes this is the right thing to do in respect of the participants of these incentive programmes, we recognise it is relatively unusual and have therefore set out our thinking in detail in this letter and in further detail in the remainder of the ARR. This fulsome disclosure also reflects the feedback we received from shareholders and proxy advisors we consulted in early 2021 on the principle of applying discretion to these incentive outcomes. Remuneration outcomes for 2020 Annual bonus For our front line employees, incentive arrangements continued to operate and pay out across the year as normal. For our management incentive programme (applicable to around 5,400 colleagues), it became apparent that in the context of the impact of the pandemic, the 2020 annual bonus plan was no longer acting as an effective incentive as the performance targets were no longer relevant. For these participants (excluding the CEO) we developed and launched the Accelerate Profit Performance Plan (APPP) to focus and incentivise participants on delivering strong business performance and value for shareholders during the second half of the year. This replaced the original 2020 annual bonus. Under the APPP, target opportunities were initially reduced by 50%, reflecting the half yearly nature of the scheme, followed by a further reduction in the maximum Business Performance Factor (BPF) from 2.0x to 1.5x. Performance was simplified to focus on stretching operating profit targets with a revenue underpin aligned with business priorities for the second half. The plan was successful in engaging and motivating colleagues to deliver the strong second half performance as the business navigated the fallout from the pandemic. In respect of the CEO, the Committee gave careful consideration to the extent to which any discretionary bonus payment should be made taking into account a wide range of factors which included: • The pay out level for the 5,400 participants in the APPP and the key principle of CCEP’s remuneration philosophy that a consistent and aligned policy should operate across the management team and the wider organisation • The overall financial, operational and strategic performance of the business, including the response to COVID-19 • The shareholder and wider stakeholder experiences throughout the year • The principles we had applied when exercising negative discretion in respect of bonus pay outs in two of the previous three years • The exceptional leadership and individual performance of the CEO over the year, reflecting current business needs and strategic planning including acquisitions Taking all these factors into account (further details of which are provided on pages 98–99 of the ARR), the Committee determined a pay out for the CEO of 35% of maximum which is an appropriate reflection of performance over the period, directly aligned to the pay out received by the other 5,400 employees under the APPP and is the lowest outcome achieved since our listing in 2016. 2018 Long-Term Incentive Plan (LTIP) The 2018 LTIP award, granted in March 2018, was subject to EPS and ROIC performance targets over the three year period to 31 December 2020. Around 200 senior executives and management participated in the scheme, including the CEO. Based on the strong performance delivered by the business in 2018 and 2019, the vesting of this award had been tracking at 110% of target. However, due to the impact of COVID-19 in 2020, the original stretching performance targets could no longer be met over the full three year period and the formulaic result was zero vesting. Given the strong performance for over two thirds of the performance period and the unanticipated impact of the pandemic being largely outside management’s control, the Committee decided to undertake a holistic assessment of overall performance over the three year period to determine an appropriate vesting level for all participants. The range of reference points considered included: • Performance of the business in 2018 and 2019, against the original targets and in a broader sense • Financial, operational and strategic achievements of the business over the three year period • Overall shareholder and stakeholder experiences over the three year performance period, including dividends and share price Taking all these factors into account, which are explained in more detail on pages 99–100 of the ARR, the Committee exercised discretion to determine a final vesting level of 37% of maximum. This was determined by applying the performance achieved for 2018 and 2019 (55% of maximum) on a pro rata basis and 0% vesting in respect of the final year of the performance period. The Committee concluded that this fairly reflected overall performance over the three year period and incorporated no benefit in respect of 2020 performance. This outcome was applied consistently to all participants, including the CEO. 93Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Significant reduction in CEO single figure In 2019, the CEO’s single figure of remuneration was disclosed as £10.0 million (restated this year to £7.8 million to reflect the actual value of the 2017 LTIP received at the date of vesting). This year’s single figure of £5.1 million is significantly lower, reflecting the material year on year reduction in the pay out level of both the bonus and the LTIP. The Committee believes this overall outcome is a fair and appropriate reflection of performance of the business and the CEO over both the short and long term. 0 2,000 4,000 6,000 8,000 10,000 2019 2020 Fixed Annual bonus LTIP LTIP restatement Single figure of remuneration (£000) Significant year on year reduction in total remuneration received LTIP sustainability targets Sustainability is a key part of our long-term strategy and it is considered important that long-term management incentives are aligned with this ambition. For 2020 LTIP awards we therefore introduced a sustainability metric focusing on reduction of GHG emissions (CO2e) across CCEP’s entire value chain. SEE PAGE 26 FOR FURTHER DETAILS IN RESPECT OF THE LINK BETWEEN CHANGES IN OUR PACKAGING AND REDUCTION IN CO 2 E These targets were finalised during the year to be aligned to our revised long-term ambitions to keep the global temperature rise to within 1.5°C, with verified science based targets. Given the continued uncertainty in respect of volumes over the next three years the targets are neutral to any changes in respect of volume and are set on a relative, rather than an absolute, basis. Further details can be found on page 100 of the ARR. Implementation of remuneration policy in 2021 Despite the continuing challenges of COVID-19 we consider that our overall remuneration framework remains fit for purpose and will implement our remuneration policy broadly unchanged for 2021. However, in considering the remuneration framework for 2021 we have also taken account of the proposed CCL acquisition (discussed on page 15 of the Integrated Report), to ensure that remuneration arrangements remain appropriate over both the short and long term should the acquisition complete as planned. 2021 salaries – There will be no annual cycle salary increases in 2021 for the executive leadership team. 2021 annual bonus – Targets for operating profit, revenue and operating free cash flow will be set in the normal manner. However, should the acquisition complete during the year, the targets will be reviewed at that point to consider if any adjustments should be made to recognise the overall performance of the combined entity for the remainder of the financial year (see pages 105–106 of ARR for further details). 2021 LTIP – Given the long-term focus of the LTIP, it is considered appropriate that the 2021 LTIP awards that would usually be made in March are delayed until after the acquisition has completed. This will enable targets to be set for the combined entity for the full performance period. The Committee may also introduce an element of the award based on specific integration targets, if appropriate. The targets will be disclosed in full when the award is granted and in next year’s remuneration report (see page 106 of ARR for further details). Looking ahead We recognise that some of the decisions made this year are unusual and we therefore proactively engaged with major shareholders on the principles of our approach. We believe the decisions are fair and the right ones for both management and shareholders but always welcome feedback and hope we can rely on your support at our forthcoming AGM. We also remain committed to shareholder engagement and will consult with shareholders further if any changes are required to our remuneration policy or implementation for 2021 in the context of the proposed CCL acquisition. Christine Cross, Chairman of the Remuneration Committee 12 March 2021 94 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Our remuneration policy Summary of remuneration policy table Overview of the remuneration policy OUR REMUNERATION POLICY WAS APPROVED BY OVER 99% OF OUR SHAREHOLDERS AND IS BASED ON THE FOLLOWING PRINCIPLES Fixed pay Annual bonus LTIP Key features Key features Key features Base salary: Annual increases will normally take into account business performance and increases awarded to the general workforce Benefits: A range of benefits may be provided in line with market practice Pension: • Can participate in the UK pension plan or receive a cash allowance on the same basis as all other employees • Maximum employer contribution is £30k • Target bonus opportunity is 150% of salary • Bonus calculated by multiplying the target bonus by a Business Performance Factor (BPF) (0-200%) and an Individual Performance Factor (IPF) (0-120%) • Business and Individual performance targets are set in the context of the strategic plan • Malus and clawback provisions may apply to awards • Discretion to adjust the formulaic outcome up or down taking into account all relevant factors • Based on performance measures aligned to the strategic plan and measured over at least three financial years • Target LTIP award is 250% of salary (500% of salary maximum) • Malus and clawback provisions may apply to awards • Two year holding period applied after vesting • Discretion to adjust the formulaic vesting outcome up or down taking into account all relevant factors Link to strategy Link to strategy Link to strategy Supports recruitment and retention of Executive Directors of the calibre required for the long-term success of the business • Incentivises delivery of the business plan on an annual basis • Rewards performance against key indicators which are critical to the delivery of the strategy • Focused on delivery of Group performance over the long term • Delivered in shares to provide alignment with shareholders’ interests A FULL COPY OF THE REMUNERATION POLICY CAN BE FOUND ON PAGES 89‑96 OF THE 2019 INTEGRATED REPORT, IN THE REPORTS & RESULTS SECTION OF THE INVESTOR SECTION OF OUR WEBSITE AT WWW.COCACOLAEP.COM/INVESTORS Simple, transparent and aligning the interests of management and shareholders Able to be cascaded through the organisation and applicable to the wider workforce Variable remuneration should be performance related against stretching targets Annual bonus and LTIP measures aligned to the KPIs of the business Focused on delivering our business strategy The same remuneration framework is applied to all members of the ELT (but with lower incentive levels) Targets are set at stretching levels in the context of the business plan and external forecasts • Target performance linked to business plan • Maximum payout requires performance above consensus Annual bonus metrics Operating profit (50%) Revenue (30%) Operating free cash flow (20%) LTIP metrics EPS (42.5%) ROIC (42.5%) CO₂e (15%) See ARR for definitions CEO pay mix linked to performance at target • Only two simple incentive plans operated • Strong focus on pay for performance • Majority of remuneration package delivered in shares • Significant shareholding requirement of three times salary • CEO pension aligned to wider workforce Fixed pay Annualbonus LTIP 29% Annual bonus 49% LTIP 22% Fixed pay KEY PRINCIPLE APPLICATION TO POLICY CURRENT IMPLEMENTATION 95Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

300% of salary 602% of salary Remuneration at a glance CCEP share price US$ 60 50 40 30 20 31 Dec 2019 31 Dec 2020 €2 .3 0 €2 .5 3 €1 .8 0 9. 9% 10 .3% 7. 6% 2018 2019 2020 Comparable EPS ROIC Overview of 2021 CEO remuneration framework All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets refer to those measures that are defined within the ARR. Overview of 2020 remuneration performance Reported long-term KPIsReported annual KPIs Bonus pay out = 35% of maximum based on discretionary assessment of performance 2020 CEO single figure CEO shareholding Fixed pay Annual bonus LTIP Current shareholding Shareholding requirement by 31/12/2021 2020 TOTAL VALUE £5.1M AS AT 31/12/2020 TARGET Fixed pay Annual bonus LTIP Base salary No change for 2021 Benefits • Car allowance • Private medical • School fees • Financial planning £1.18m Pension Cash in lieu aligned to wider workforce £30k 0x–1.2x Individual multiplier Operating profit Revenue Operating free cash flow ROIC EPS Reduction in CO2e Target Maximum Target Maximum 360% 150% £1.33m (26%) £2.24m (44%) £1.49m (30%) €1.2BN €10.6BN €0.9BN Comparable operating profit Revenue Free cash flow READ MORE IN THE ANNUAL REPORT ON REMUNERATION FROM PAGE 97 READ MORE IN THE ANNUAL REPORT ON REMUNERATION FROM PAGE 97 50% 30% 20% 42.5% 42.5% 15% 500% 250% 96 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Annual report on remuneration Remuneration outcomes for 2020 The following pages set out details of the remuneration received by Directors for the financial year ending 31 December 2020. Prior year figures have also been shown. Audited sections of the report have been identified. The Directors’ remuneration in 2020 was awarded in line with the remuneration policy which was approved by shareholders at the AGM in May 2020. Single figure table for Executive Directors (audited) Individual Year Salary (£000) Taxable benefits (£000) Pension (£000) Fixed pay (£000) Annual bonus (£000) Long‑term incentives (£000) Variable remuneration Total remuneration (£000) Damian Gammell 2020 1,174 134 26 1,334 1,490 2,242(A) 3,732 5,066 2019 1,151 127 26 1,304 1,806 4,729(B) 6,535 7,839(C) (A) Estimated value based on three month average share price and exchange rate to 31 December 2020 of £32.00. Number will be restated in next year’s single figure table to show the final value on the vesting date of 13 March 2021. Value includes estimated value of Shares and estimated £163,000 cash payment in respect of dividend equivalents to be paid on the vested Shares. (B) Restated from £6,894,000 in last year’s single figure table to reflect actual share price on vesting date of £27.06 on 27 March 2020 applied to 157,766 vested Shares and £459,000 cash payment in respect of dividend equivalents paid on the vested Shares. (C) Restated in line with the actual vest date value of long-term incentives, as explained in (B) above. Notes to the single figure table for Executive Directors (audited) Base salary Damian Gammell received a base salary increase of 1.8% from £1,157,944 to £1,178,787 effective from 1 April 2020. This increase was lower than the average increase provided to the wider UK workforce (2.5%). Taxable benefits During the year, Damian Gammell received the following main benefits: car allowance (£14,000), financial planning allowance (£10,000), schooling allowance (£75,000 net) and family private medical coverage (£7,000). Pension The pension provisions that apply to Damian Gammell are aligned to all other GB employees. Damian Gammell elected to receive a cash allowance in lieu of participation in the pension scheme. This equates to a payment of £30,000 from CCEP inclusive of employer National Insurance contributions (i.e. the actual benefit received by Damian is less than £30,000 per year). Annual bonus Overview of CCEP’s annual bonus design The 2020 CCEP annual bonus plan was designed prior to the impact of COVID-19 to incentivise the delivery of the business strategy and comprised the following elements: Business Performance Factor (BPF) – provides alignment with our core objectives to deliver strong financial performance against our main financial performance indicators of operating profit (50%), revenue (30%) and operating free cash flow (20%). REFER TO PAGE 105 FOR DEFINITIONS Individual Performance Factor (IPF) – individual objectives were also set for Damian Gammell focused on a number of areas which are aligned to key longer-term strategic objectives of the business. Target bonus (150% of base salary) BPF (0x to 2.0x) IPF (0x to 1.2x) Final bonus outcome (0% salary to 360% salary) 97Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

2020 annual bonus outcome Financial performance in 2020 was heavily influenced by the impact of COVID-19, with the original 2020 annual bonus targets for operating profit, revenue and operating free cash flow no longer being relevant. After careful consideration and an initial consultation with major shareholders on the principles of applying discretion, the Committee determined it appropriate to exercise the discretion provided to it under the remuneration policy to award a cash bonus payment of 35% of the CEO’s maximum bonus opportunity, in line with the policy. In exercising its discretion, the Committee took a wide range of factors into account, as set out below: Our people, customers and communities • Our rapid response to COVID-19 prioritised our people’s health, safety and wellbeing. Pulse surveys were undertaken to understand our people’s experiences and we implemented a Coronavirus Support Hub, to provide tools and guidance to support employee's wellbeing. • We continued to implement salary increases for employees in 1 April 2020 and the vast majority of employees remained on full pay throughout the year, with government support schemes only used in countries where it was in line with local legislation and practices (e.g. no UK Government support was provided). Incentive schemes for front line workers remained in place and continued to pay out. • We provided case by case support to our customers and supported our local communities, which included €3 million in product donations, ongoing volunteering by our people and working closely with TCCC and the Coca-Cola Foundation to provide substantial financial aid to fund the fight against COVID-19. Overall financial performance Due to the adverse impact of COVID-19, resulting in the closures in the away from home channel, operating profit and revenue declined year on year. However, we took bold actions to protect our overall performance and focus on business continuity. • The impact on operating profit was moderated by the delivery of approximately €260 million in discretionary opex savings as we ensured spend was limited. • Our agile response to the pandemic and our belief in continuing to invest in our core brands served us well as we gained share both in the home channel (+40bps) and online (+140bps). • We continued to generate €924 million of free cash flow, close to our medium-term objective of €1 billion a year, despite the challenging backdrop and after continuing to make significant investments in our portfolio, digital and sustainability agendas. • We ended the year with a strong balance sheet, enabling us to pay a full year dividend in line with our policy as discussed in the shareholder experience section below. Alignment with wider workforce • When it became apparent that the original annual bonus targets were no longer relevant a revised plan was put in place for the 5,400 participants in respect of the second half of the year to ensure employees remained incentivised to deliver strong performance. • Taking into account the half yearly nature of the scheme, target opportunities were reduced by 50% and the maximum BPF was reduced from 2.0x to 1.5x. Performance targets were simplified and set in respect of operating profit only with a revenue underpin to reflect the priorities of the business for the remainder of 2020. • Despite the continued impact of COVID-19 during the second half of the year, the business delivered full year comparable operating profit of around €1.2 billion which was above expectations at the time the plan was put in place. This performance delivered a BPF of 1.48x. • A fundamental principle of our remuneration policy is to apply a consistent remuneration framework across the whole management team. The outcome proposed for the CEO is aligned with the pay out he would have received if he had participated in the revised scheme on the same basis as all other 5,400 participants. Revised target bonus (75% of base salary) BPF (1.48x) IPF (1.15x) Final bonus outcome (127% salary) Track record of using discretion to deliver fair outcomes • In respect of both the 2017 and 2018 annual bonus, the Committee exercised downward discretion to ensure that the final bonus outcome was a true reflection of underlying business performance. 20% 40% 60% 80% 100% Final bonus outcome 2020 bonus outcome Downward adjustment Annual bonus outcome (% of max) Examples of previous Remuneration Commiee discretion 0% 2017 2018 2019 2020 • Given discretion has been used in the past to ensure a fair outcome that is reflective of performance within management's control, the Committee considered it reasonable to apply the same principles for 2020. Shareholder experience • Share price performance over the year remained highly resilient, recovering well after the initial impact from COVID-19, and outperforming a number of our peers and equity indices (such as the FTSE 100 and Euronext 100). • Continued to pay dividends – full year dividend of €0.85 per share announced in Q3, maintaining annualised dividend payout ratio of approximately 50%, in line with our dividend policy. Sustainability Our response to COVID-19 was also a sustainable one. • In 2020, we launched our new climate strategy with a clear ambition to reach net zero GHG emissions by 2040 and to reduce our GHG emissions across our value chain by 30% by 2030 (versus 2019). In 2020, the GHG emissions within our value chain fell by 11.9% compared to 2019 and by 37.7% compared to 2010 (previous target baseline year). • In 2020, 41.3% of the PET we used to make our PET bottles was recycled PET (rPET), up from 30.5% in 2019, making significant progress to our commitment of ensuring that at least 50% of the material we use for our PET bottles comes from rPET by 2023. Annual report on remuneration continued 98 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Individual performance of CEO The individual performance of the CEO was very strong over the year, providing exceptional leadership of the business as we navigated the response to the COVID-19 pandemic for the benefit of all stakeholders. He delivered against a number of his original individual objectives, and adapted the business in response to the pandemic whilst continuing to develop growth and value creation opportunities for the business through the proposed CCL acquisition. In addition to his strong leadership on all of the areas of business performance set above, further achievements to note included the following: • Engagement: Improved customer engagement scores across the markets despite the impact of the AgeCore dispute and COVID-19 • Inclusion and diversity: Improved the percentage of women in senior manager and above roles towards our 2025 target of 40%. Expanded focus of diversity across five key areas (disability, culture and heritage, LGBT+, gender and multigenerational) consistently across CCEP • Talent development and succession: Strong ELT development with two new appointments during 2020, including an internal promotion. Launch of a number of development centres to enhance commercial leadership capabilities • Growth and value creation: Developing growth and value creation opportunities for the business through the proposed CCL acquisition • CCEP Ventures continued to bring new innovative solutions into the business with five new investment partnerships in early stage e-commerce, packaging free and recycling technology businesses • Direct to consumer platform launched Taking all these factors into account, the Committee determined that his IPF should be set at 1.15x, reflecting exceptional performance. This IPF was used to calculate the bonus outcome on the same basis as all other employees. Long-term incentives Awards vesting for performance in respect of 2020 The 2018 LTIP award was subject to EPS and ROIC performance targets measured over the three year performance period from 1 January 2018 to 31 December 2020. Performance targets Measure Weighting Threshold (25% vesting) Target (100% vesting) Maximum (200% vesting) EPS 50% 4.0% p.a. 7.5% p.a. 11.0% p.a. ROIC 50% 9.5% 11.0% 12.5% Performance in 2018 and 2019 was strong against both metrics with the overall vesting level tracking at 110% of target before the impact of COVID-19: Measure Forecast outcomes as at end of February 2020 EPS 7.3% p.a. ROIC 11.4% However, financial performance in 2020 was heavily influenced by the impact of COVID-19, which resulted in the three year threshold targets not being met and a formulaic outcome of zero. Given the final outcome was due to factors outside management’s control, the Committee considered it appropriate to undertake a holistic assessment of performance over the full three year performance period to consider the extent to which any discretion should be exercised in respect of the final vesting level for all LTIP participants, including the CEO. 99Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

The Committee took into account a wide range of factors of performance across the full performance period, which included: Measure Considerations Shareholder experience • CCEP’s total shareholder return (TSR) over the three year performance period was +28%, above that for the Euronext 100 (+15%) and the FTSE 100 (-2%) • Over the three year period, our TSR performance of +28% was commensurate with upper quartile levels of performance against other major European FMCG companies • Share price of above $50 (as at 12 March 2021), around 25% above the grant date share price of $41.78 • Delivered a cumulative dividend of $3.63 per share to our shareholders over the performance period (including a $1.00 dividend in 2020) • In total over €3 billion of value was delivered to shareholders over the three year performance period (€1,473 million in dividends and €1,636 million in share buybacks) Overall business performance • Strong performance in 2018 and 2019 which was on track to deliver above target performance • Overall 2020 performance relatively strong in the context of COVID-19, in particular in the second half of the year • NARTD value share growth in 2019 (+110bps) and 2020 (+40bps) Wider employee experience • Revised annual bonus plan put in place to continue to reward around 5,400 employees for delivering strong performance in the second half of 2020 • 2020 pay increases continued to be implemented with effect from 1 April 2020 • Incentive schemes for front line workers continued to operate and pay out • Limited use of Government support schemes during the crisis (including no receipt of funding from UK furlough scheme) and vast majority of employees remained on full pay • Significant focus on employee wellbeing throughout 2020, providing extensive emotional and mental wellbeing support • Some planned restructuring accelerated due to the COVID-19 pandemic Sustainability • Reduction in lost time incident rate 2017-2020 from 1.23 to 0.82 • 37.7% GHG reduction across our value chain since 2010 and 11.9% since 2019 • Reduction in water use ratio 2017-2020 from 1.61 to 1.57 • 41.3% of the PET used to make our PET bottles was rPET (vs. 24.6% in 2017) Other stakeholder experience • Donated over 600,000 unit cases of product to our communities in 2020 • Partnered with TCCC to provide substantial financial aid through the Red Cross and other local non government organisations • Unrivalled customer coverage with whom we jointly create value, with more than €1.5 billion added to the FMCG industry since 2017 Based on this analysis, the Committee considered it appropriate to exercise discretion in respect of the LTIP vesting level to recognise the strong performance of the management team in 2018 and 2019 which continued through the COVID-19 crisis despite the significant challenges being faced which were outside management’s control. A vesting level of 37% of maximum was determined, by applying the performance achieved for 2018 and 2019 (55% of maximum) on a pro rata basis and 0% vesting in respect of the final year of the performance period. This vesting level will apply to all participants, including the CEO. Awards granted in 2020 A conditional award of performance share units (PSUs) was granted under the CCEP LTIP to Damian Gammell on 17 March 2020, with a target value of 250% of salary. Further details are set out below: Individual Date of award Maximum number of Shares under award Target number of Shares under award Closing Share price at date of award(A) Face value Performance period Normal vesting date Damian Gammell 17/03/2020 156,264 78,132 $32.96 $5,150,461 1 Jan 2020 - 31 Dec 2022 17/03/2023 (A) Number of Shares awarded calculated using 10-day average share price of $47.71. The vesting of awards is subject to the achievement of the following performance targets: Vesting level(C) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) Compound annual growth over the three year period to FY 2022 42.5% 5.0% p.a. 9.1% p.a. 12.0% p.a. ROIC(B) ROIC achieved in the final year of the performance period (FY 2022) 42.5% 11.0% 12.0% 12.6% CO2e reduction Relative reduction in total value chain GHG emissions since 2019 (gCO2e/litre) 15% 6.0% per litre 8.0% per litre 10.0% per litre (A) Comparable and on a tax and currency neutral basis. Targets include the impact of share buybacks to provide greater alignment with external expectations. The targets have been set based on current assumptions in respect of share buybacks over the performance period. The final performance targets will be adjusted to reflect the actual value of share buybacks made during the performance period to neutralise any variances and will be fully disclosed at the time of vesting. (B) ROIC calculated as comparable operating profit after tax, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. (C) Straight-line vesting between each vesting level (shown). 100 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report Annual report on remuneration continued

Any award vesting will be subject to a two year holding period. The 2020 LTIP awards introduced a performance measure, with a 15% weighting, focused on the reduction of GHG (CO2e) across CCEP’s entire value chain. The targets for the CO2e metric were set in line with our revised long-term ambitions to keep the global temperature rise to within 1.5°C, with verified science based targets, and are based on our three year and long-term roadmap for reduction in CO2e emissions across the entire CCEP value chain, as disclosed above. Given the continued uncertainty in respect of volumes over the next three years the targets are neutral to any changes in respect of volume and are set on a relative, rather than an absolute, basis. This will ensure that management continues to be incentivised to increase volumes and ensures that there are no windfall gains if volumes decline. The Committee believes these targets to be appropriately stretching and that they will drive the correct management behaviours. Following the announcement of the proposed acquisition of CCL, the Committee will review EPS and ROIC targets in light of the acquisition as soon as possible following completion. Given the significant nature of the transaction, it will be important to ensure our colleagues are appropriately incentivised and that targets take into account the profile of the ongoing business. Reduction in CO2 emissions targets will remain subject to the original CCEP targets. The Committee will consult with shareholders, as appropriate, and full details of the Committee's decisions on the 2020 LTIP will be disclosed following any changes. Historical TSR performance and CEO remuneration outcomes The chart below compares the TSR performance of CCEP from Admission up until 31 December 2020 with the TSR of the Euronext 100, the FTSE 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as CCEP. 30 trading day average data: against S&P 500, Euronext 100 and FTSE 100 50 100 150 200 CCEP May 2016 December 2016 December 2018December 2017 December 2020December 2019 S&P 500 Euronext 100 FTSE 100 The following table summarises the historical CEO’s single figure of total remuneration and annual bonus pay out as a percentage of the maximum opportunity over this period: 2016(A) John Brock 2016(A) Damian Gammell 2017 Damian Gammell 2018 Damian Gammell 2019 Damian Gammell 2020 Damian Gammell CEO single figure of remuneration (‘000) $3,890 £27 £3,716 £3,821 £7,839(B) £5,066 Annual bonus pay out (as a % of maximum opportunity) 31.23% 40.6% 60.7% 63.1% 43.7% 35.3% LTI vesting (as a % of maximum opportunity) N/A N/A N/A N/A 59.0% 36.5% (A) The figures for 2016 are in respect of the period for which each individual served as CEO during the year. John Brock served as CEO from 29 May to 28 December 2016. Damian Gammell served as CEO from 29 December to 31 December 2016. (B) Restated from last year’s single figure to reflect the actual share price on vesting date for the 2017 LTIP. 101Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Percentage change in CEO and Director remuneration The table below shows the percentage change in CEO and Director remuneration from 2019 to 2020 compared to the average percentage change in remuneration for all employees of the parent company, in line with the revised reporting regulations. Comparator Base salary / fee Taxable benefits(F) Annual bonus CEO 2.0% 5.5% (17.5%) All employees 2.7% 0.2% (21.9%) Other Directors Sol Daurella 0.5% 0.0% n/a Jan Bennink 0.0% (66.7%) n/a Jos&eacute; Ignacio Comenge S&aacute;nchez-Real 1.0% (80.0%) n/a Francisco Crespo Ben&iacute;tez(A) (47.8%) (100.0%) n/a Christine Cross (1.5%) (75.0%) n/a Javier Ferr&aacute;n 0.0% (100.0%) n/a Irial Finan 0.0% (62.5%) n/a Nathalie Gaveau 0.0% (66.7%) n/a &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 0.0% (71.4%) n/a Orrin H. Ingram II(B) (61.8%) (100.0%) n/a Thomas H. Johnson 3.5% (100.0%) n/a Dagmar Kollmann(C) 71.2% (83.3%) n/a Alfonso L&iacute;bano Daurella 1.0% (100.0%) n/a Mark Price(C) 71.7% (50.0%) n/a Mario Rotllant Sol&aacute; 1.0% (80.0%) n/a Brian Smith(D) n/a n/a n/a Dessi Temperley(E) n/a n/a n/a Garry Watts 0.8% (100.0%) n/a (A) Resigned from the Board on 9 July 2020. Change in fee and taxable benefits reflects part year of service in 2020. (B) Resigned from the Board on 27 May 2020. Change in fee and taxable benefits reflects part year of service in 2020. (C) Increase in fee reflects part year of service in 2019. (D) Appointed to the Board on 9 July 2020. (E) Appointed to the Board on 27 May 2020. (F) Reduction in taxable benefits reflects the impact of travel restrictions during the year. Relative importance of spend on pay The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2019 and 2020, along with the percentage change of each. 2020 2019 % change Total employee expenditure €1,655m €1,771m (6.5%) Dividends(A) €386m €574m (32.8%) Share buybacks(B) €129m €1,005m (87.2%) (A) Annualised dividend payout ratio maintained for 2020 at approximately 50%, in line with our policy. (B) Decrease in share buybacks reflects suspension of programme in March to keep CCEP well positioned and preserve maximum flexibility during the COVID-19 pandemic. Annual report on remuneration continued 102 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

CEO pay ratio The table below shows the ratio of the CEO’s single figure of remuneration for 2020 to the 25th percentile, median and 75th percentile total remuneration of full time equivalent GB employees. The ratio is heavily influenced by the fact that the CEO participates in the LTIP. If the LTIP is excluded from the calculation then the median ratio would be 54:1. The main reason for the reduction in the ratio is the CEO's lower bonus and LTIP value in 2020. Year Method 25th percentile ratio(A) Median ratio(B) 75th percentile ratio(C) 2020 Option B 161:1 97:1 76:1 2019(D) 250:1 169:1 111:1 (A) The individual used in this calculation received total pay and benefits of £31,000 (of which £30,000 was salary). (B) The individual used in this calculation received total pay and benefits of £52,000 (of which £38,000 was salary). (C) The individual used in this calculation received total pay and benefits of £66,000 (of which £48,000 was salary). (D) Figures updated to reflect final vesting value as disclosed in the single figure table. The Committee has chosen Option B (hourly gender pay gap information as at 5 April 2020) to determine the ratios, as that data was already available and provides a clear methodology to calculate full time equivalent earnings. No component of pay and benefits has been omitted for the purposes of the calculations. The Committee is satisfied that the individuals whose remuneration is used in the above calculations are reasonably representative of employees at the three percentile points, having also reviewed the remuneration for individuals immediately above and below each of these points and noted that the spread of ratios was acceptable. No adjustments were made to the three reference points selected. The Committee believes the median ratio is consistent with the pay and reward policies for CCEP’s GB employees. CCEP is committed to offering an attractive package for all our employees. Salaries are set with reference to factors such as skills, experience and performance of the individual, as well as market competitiveness. All employees receive a wide range of employee benefits and a large number are eligible for an annual bonus. Our LTIP is designed to link remuneration to the delivery of long-term strategic objectives and therefore participation is typically offered to senior employees who have the ability to influence these outcomes. The 25th percentile, median and 75th percentile employees identified in the above calculation do not participate in the LTIP. As the CEO participates in the LTIP, the ratio will be influenced by vesting outcomes and will likely vary year on year. Payments to past Directors (audited) There were no payments to past Directors during the year. Payments for loss of office (audited) There were no payments for loss of office during the year. Statement of Directors’ share ownership and share interests (audited) Interests of the CEO The CEO is required to hold 300% of his base salary in Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (after tax) must be retained. The guideline continues to apply for one year following termination of employment. Share ownership requirements and the number of Shares held by Damian Gammell are set out in the table below. Interests in Shares at 31 December 2020 Interests in share incentive schemes subject to performance conditions at 31 December 2020(A)(B)(C) Interests in share option schemes(A)(B) Share ownership requirement as a % of salary Share ownership as a % of salary achieved at 31 December 2020(D) Shareholding guideline met Damian Gammell 260,378 490,272 324,643 300% 602% ✓ (A) For further details of these interests, please refer to footnote (C) of the outstanding awards table below. (B) Do not count towards achievement of the share ownership guideline. (C) The CEO has no interests in share incentive schemes not subject to performance conditions at 31 December 2020. (D) Our share ownership policy stipulates that the Committee will translate the percentage of base salary requirement (300%) into a number of Shares, using base salary (£1.1 million), average of the high and low share price on the NYSE ($31.97), and the currency exchange rate (GBP/USD exchange rate of 1:1.25604) on 1 December 2016. This results in a share ownership requirement for Damian Gammell of 129,651 Shares. 103Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Details of the CEO’s share awards are set out in the table below. Director and grant date Form of award Exercise price Number of Shares subject to awards at 31 December 2019 Granted during the year Vested during the year Exercised during the year Lapsed during the year Number of Shares subject to awards at 31 December 2020 End of performance period Vesting date Damian Gammell(A) 27.03.17 PSU(B) N/A 267,400 — 157,766 N/A 109,634 — 31.12.19 27.03.20 12.03.18 PSU(C) N/A 178,000 — — N/A — 178,000 31.12.20 13.03.21 01.03.19 PSU(C) N/A 156,008 — — N/A — 156,008 31.12.21 01.03.22 17.03.20 PSU(C) N/A — 156,264 — N/A — 156,264 31.12.22 17.03.23 (A) In addition, the CEO has 324,643 vested but unexercised options with an expiry date of 5 November 2025 and an exercise price of $39.00. No options were exercised by the CEO during the year. (B) The performance condition was satisfied at 59% of maximum on 31 December 2019. Award vested on 27 March 2020. (C) The number of Shares shown is the maximum number of Shares that may vest if the performance targets are met in full. Interests of other Directors The table below gives details of the Share interests of each NED either through direct ownership or connected persons. Interests in Shares at 31 December 2020 Sol Daurella(A) 32,744,161 Jan Bennink 27,200 Jos&eacute; Ignacio Comenge S&aacute;nchez-Real(A) 7,833,662 Francisco Crespo Ben&iacute;tez(B) — Christine Cross — Javier Ferr&aacute;n — Irial Finan — Nathalie Gaveau — &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar(A) 3,140,347 Orrin H. Ingram II(C) 10,000 Thomas H. Johnson 10,000 Dagmar Kollmann — Alfonso L&iacute;bano Daurella(A) 6,572,771 Mark Price — Mario Rotllant Sol&aacute; — Brian Smith — Dessi Temperley — Garry Watts 10,000 (A) Shares held indirectly through Olive Partners. The numbers of Shares increased slightly during the year as a result of a reduction in Olive Partners’ share capital. (B) Resigned from the Board on 9 July 2020. Share interests stated are as at the date of resignation. (C) Resigned from the Board on 27 May 2020. Share interests stated are as at the date of resignation. No changes occurred to the Directors’ direct beneficial interests in Shares between 31 December 2020 and 12 March 2021. Dilution levels The terms of the Company’s share plans set limits on the number of newly issued Shares that may be issued to satisfy awards. In accordance with guidance from the Investment Association, these limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans. Annual report on remuneration continued 104 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Single figure table for NEDs (audited) The following table sets out the total fees and taxable benefits received by the Chairman and NEDs for the year ended 31 December 2020. Prior year figures are also shown. 2020 (£’000) 2019 (£’000) Individual Base fee Chairman/ Committee fees Taxable benefits(A) Total fees Base fee Chairman/ Committee fees Taxable benefits(A) Total fees Sol Daurella 564 26 1 591 561 26 1 588 Jan Bennink 82 46 2 130 82 46 6 134 Jos&eacute; Ignacio Comenge S&aacute;nchez-Real 82 16 1 99 82 15 5 102 Francisco Crespo Ben&iacute;tez(B) 43 5 — 48 82 10 9 101 Christine Cross 82 46 1 129 82 48 4 134 Javier Ferr&aacute;n 82 31 — 113 82 31 2 115 Irial Finan 82 26 3 111 82 26 8 116 Nathalie Gaveau 82 10 1 93 82 10 3 95 &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 82 – 2 84 82 – 7 89 Orrin H. Ingram II(C) 33 6 — 39 82 20 10 112 Thomas H. Johnson 113 36 — 149 112 32 15 159 Dagmar Kollmann 82 31 1 114 48 18 6 72 Alfonso L&iacute;bano Daurella 82 21 — 103 82 20 3 105 Mark Price 82 21 2 105 48 12 4 64 Mario Rotllant Sol&aacute; 82 16 1 99 82 15 5 102 Brian Smith(D) 39 5 — 44 – – – – Dessi Temperley(E) 49 9 — 58 – – – – Garry Watts 82 52 — 134 82 51 1 134 (A) Taxable benefits mainly relate to travel and accommodation costs in respect of attendance at Board meetings with fx rates used as at the date of the transaction. (B) Resigned from the Board on 9 July 2020. (C) Resigned from the Board on 27 May 2020. (D) Appointed to the Board on 9 July 2020. (E) Appointed to the Board on 27 May 2020. Implementation of remuneration policy for 2021 Base salary Damian Gammell will not receive a salary increase for 2021. Individual 2020 salary 2021 salary (effective from 1 April) % increase Damian Gammell £1,178,787 £1,178,787 0% Taxable benefits No significant changes to the provision of benefits are proposed for 2021. The main benefits for Damian Gammell will continue to include allowances in respect of: a car, financial planning, schooling and private healthcare. Pension No changes are proposed in respect of the pension provision for Damian Gammell. He will continue to receive a cash allowance of £30,000 (inclusive of employer National Insurance contributions) in lieu of participation in the pension scheme. Annual bonus No changes have been made to the structure of the annual bonus plan for 2021 and the opportunity for Damian Gammell will remain unchanged at 150% of salary for target performance and 360% for maximum performance. Performance will continue to be assessed against financial and individual performance measures on a multiplicative basis as set out on page 97. The financial measures and relative weightings will also remain unchanged. Measure Definition Weighting Operating profit Comparable operating profit on a currency neutral basis 50% Revenue Revenue on a currency neutral basis 30% Operating free cash flow Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on a currency neutral basis 20% 105Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

In determining the IPF for Damian Gammell for 2021, he will be assessed against a number of areas of focus which are aligned to the key longer-term strategic objectives of the business, which include: Area of focus Weighting Objectives include Growth platform 20% • Finalising the CCL acquisition and develop strategic plan • Rollout of Topo Chico and Costa across our markets • Grow share in sparkling Accelerate competitiveness 20% • Deliver savings from ongoing plan and CCL acquisition Future ready culture 20% • Continued progress on workforce engagement, safety and wellbeing • Leadership for achievement of our inclusion and diversity goals Digital future 20% • Deliver revenue growth from digital portal • Enhancement of systems, data, automation and analytics • Trial digital platforms using CCEP Ventures Green future and stakeholder engagement 20% • Progress towards This is Forward commitments • Successful stakeholder management and engagement The actual financial targets are not disclosed prospectively as they are deemed commercially sensitive. We intend to disclose them in next year’s ARR. A description of individual performance including specific quantitative measures (where appropriate) will also be disclosed in next year’s ARR. Given the timing of the CCL acquisition the Committee intends to review the targets that are set following completion to ensure they continue to remain appropriate for the combined business. Long-term incentive Damian Gammell’s long-term incentive opportunity for 2021 will be aligned with the limits set out in the remuneration policy. He will be made a target award of 250% of salary and may receive up to two times this target award if the maximum performance targets are achieved. Given the timing of the CCL acquisition and to enable targets to be set for the combined business, the Committee has decided to delay granting the award until after completion. The current measures of EPS, ROIC and reduction in CO2 emissions will remain, however the Committee may introduce an element of the award based on specific integration targets, if appropriate, following completion of the transaction. Full details of the targets will be disclosed at the point of grant and in next year's ARR. Following the end of the performance period, awards will be subject to an additional two year holding period. Chairman and NED fees NED fees were set with effect from 1 April 2019 and no further changes are proposed for 2021. Role Current fees Chairman £564,250 NED basic fee £82,000 Additional fee for Senior Independent Director £30,750 Additional fee for Committee Chairman: Audit, Remuneration and Affiliated Transaction Committees £36,000 Nomination and CSR Committees £20,500 Additional fee for Committee membership: Audit, Remuneration and Affiliated Transaction Committees £15,500 Nomination and CSR Committees £10,250 The Remuneration Committee The entire Board determines the terms of the compensation of the CEO and fees for the NEDs and Chairman as well as approving the remuneration policy, all on the Committee’s recommendation. The Committee is also responsible for setting the remuneration for each member of the ELT reporting to the CEO. THE TERMS OF REFERENCE CAN BE FOUND ON OUR WEBSITE AT WWW.COCACOLAEP.COM/ABOUT‑US/GOVERNANCE/COMMITTEES Annual report on remuneration continued 106 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Remuneration Committee members and attendance In line with the Shareholders’ Agreement, the Committee has five members, as set out on pages 66–70. They are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by ER. The Committee formally met six times during the year, with one additional ad hoc meeting in line with business needs. Attendance is set out in the table on page 79 of the Corporate governance report. Remuneration Committee key activities The table below gives an overview of the key agenda items discussed at each meeting of the Committee during 2020: Meeting date Key agenda items February 2020 • Approval of 2019 annual bonus outcome for the ELT • Approval of final vesting outcome for 2017 LTIP March 2020 • Approval of ELT 2020 annual bonus targets, individual objectives and opportunities • Approval of ELT 2020 LTIP financial targets and opportunities • Review of 2019 Remuneration Report • Annual base salary review for the ELT • Review of Committee performance evaluation May 2020 • Review of market remuneration trends • Advisor review • AGM voting update July 2020 • Wider workforce review • Approval of 2020 LTIP sustainability target • Approval of 2020 APPP incentive, targets and opportunities • Progress report on ELT shareholding requirements September 2020 • Review of 2020 Remuneration arrangements • Consideration of approach to shareholder consultation • Approval of Chief People and Culture Officer remuneration October 2020 • Performance update for 2020 APPP • Review of 2021 incentive performance measures • Review of outstanding LTIP awards December 2020 • Review of first draft of the 2020 Remuneration Report • Performance update for 2020 APPP • Review of outstanding LTIP awards • Base pay design for 2021 • Incentive design for 2021 As described in the remuneration policy, the Committee receives an annual report in respect of wider workforce remuneration including pay and reward policies, which informs its decisions on executive pay. The Committee does not engage directly with employees on the issue of executive pay, however, within CCEP, employee groups are regularly consulted about matters affecting employees including our strategy, Company performance, culture and approach to reward, and this feedback informs decisions on people matters and other activities. Support for the Remuneration Committee Deloitte was appointed by the Remuneration Committee in 2016 following a selection process. During the year, Deloitte provided the Committee with external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct relating to executive remuneration consulting in the UK. The Committee is satisfied that the engagement partner and team that provide advice to the Committee do not have connections with CCEP or individual Directors that may impair their independence. During 2020, the wider Deloitte firm also provided CCEP with unrelated tax (including employment tax), digital transformation, access security and consultancy services. Total fees received by Deloitte in relation to the remuneration advice provided to the Committee during the year amounted to £68,800 based on the required time commitment. The Chairman, the CEO, the CFO, and the Chief People and Culture Officer attended meetings by invitation of the Committee to provide it with additional context or information, except where their own remuneration was discussed. Summary of voting outcomes The table below shows how shareholders voted in respect of the ARR and the remuneration policy at the AGM held on 27 May 2020: Resolution Votes For (%) Votes Against (%) Number of votes Withheld Approval of the ARR 99.15% 0.85% 241,940 Approval of the remuneration policy 99.48% 0.52% 56,633 This Directors’ Remuneration Report is approved by the Board and signed on its behalf by Christine Cross, Chairman of the Remuneration Committee 12 March 2021 107Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

This Directors’ Report has been prepared in accordance with the applicable disclosure requirements of the following: • Companies Act • Listing Rules (LRs) and DTRs • Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority (with which the Company complies voluntarily) • Rules promulgated by the US Securities and Exchange Commission Additional information and disclosures, as required by the Companies Act, LRs and DTRs, are included elsewhere in this Integrated Report and are incorporated into this Directors’ Report by reference in table 1. This Directors’ Report, together with the Strategic Report on pages 2–61, represents the management report for the purpose of compliance with DTR 4.1.5R(2) and 4.1.8R. Directors Appointment and replacement of Directors The Articles set out certain rules that govern the appointment and replacement of the Company’s Directors. These are summarised as follows: • A Director may be appointed by either an ordinary resolution of shareholders or by the Board • Olive Partners and ER may each appoint a specified number of Directors, up to a set maximum, in accordance with their respective equity holding proportions in the Company • Replacement INEDs must be recommended to the Board by the Nomination Committee • The Board shall consist of a majority of INEDs • Directors (other than the initial Chairman, CEO and INEDs) must retire at each AGM, and may, if eligible, offer themselves for re-election • The minimum number of Directors (disregarding alternate directors) is two READ MORE ABOUT THE ELECTION AND RE-ELECTION OF DIRECTORS IN THE CORPORATE GOVERNANCE REPORT ON PAGE 80 Directors’ report The Directors present their report, together with the audited consolidated financial statements of the Group, and of the Company, for the year ended 31 December 2020. Table 1 Information and disclosures included elsewhere in this report Disclosure Section of report Page(s) Names of Directors during the year Board of Directors 66–70 Review of performance, financial position and likely future developments Strategic Report 2–61 Dividends Business and financial review and Note 16 to the consolidated financial statements 60 and 158 Principal risks Principal risks section of the Strategic Report 44–50 Information on share capital relating to share classes, rights and obligations Note 16 to the consolidated financial statements, and the Share capital section in Other Group information 157–158 and 199–200 Financial instruments and financial risk management Notes 12 and 24 to the consolidated financial statements 146–149 and 168–170 Cash balances and borrowings Notes 10 and 13 to the consolidated financial statements 145 and 150–151 Significant events after the reporting period Note 26 to the consolidated financial statements 172 Information on employment of disabled persons Our people 38 and 40 Workforce engagement Our stakeholders and Our people 10–13 and 38–41 Business relationships with suppliers, customers and others Our stakeholders, Operating with integrity and Action on supply chain 10–13, 42–43 and 36–37 Greenhouse gas emissions Action on climate 24–26 Responsibility statement Directors’ responsibilities statement 111 108 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Powers of Directors The Directors may exercise all powers of the Company, in accordance with, and subject to, the Company’s Articles and any applicable legislation. READ MORE ABOUT THE ROLES AND RESPONSIBILITIES OF THE BOARD AND THE MAIN COMMITTEES OF THE BOARD IN THE FOLLOWING SECTIONS: CORPORATE GOVERNANCE REPORT (PAGES 74-75), NOMINATION COMMITTEE REPORT (FROM PAGE 82), AUDIT COMMITTEE REPORT (FROM PAGE 86), DIRECTORS’ REMUNERATION REPORT (FROM PAGE 92). Directors’ indemnity arrangements Qualifying third party indemnities were in place throughout 2020, and remain in place as at the date of this Integrated Report. Under these indemnities, the Company has agreed to indemnify the Directors of the Company, to the extent permitted by law, against losses and liabilities that may be incurred in executing the powers and duties of their office. Amendment of Articles The Articles may only be amended by a special resolution of the Company’s shareholders in accordance with the Companies Act. Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, ER or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall, at all times, contain a majority of INEDs may only be amended or repealed with the prior consent of a majority of the INEDs. The Articles are available at www.cocacolaep.com/about-us/governance. Political donations The Group made no political donations or contributions during 2020 (2019: nil). It is our policy not to make political donations or incur political expenditure in the EU. However, there may be uncertainty as to whether some normal business activities fall under the wide definitions of political donations, organisations and expenditure used in the Companies Act. We will therefore continue to seek shareholder approval to make political donations or incur expenditure within the EU as a precaution to avoid any inadvertent breach of the Companies Act. Shares Rights and obligations The rights and obligations relating to the Company’s Shares (in addition to those set out by law) are contained in the Articles. Restrictions on transfer of securities Olive Partners and TCCC are both subject to certain restrictions relating to the acquisition or disposal of Shares under the terms of the Shareholders’ Agreement. Other than those set out in the Shareholders’ Agreement, we are not aware of any agreements between shareholders that may result in a restriction of the transfer of securities or voting rights in the Company. Employee share schemes Shares issued under the Company’s employee share schemes rank pari passu with the existing Shares of the Company. Voting rights attached to Shares held on trust on behalf of participants in the GB Employee Share Plan are exercised by the trustee as directed by the participants. Significant shareholdings In accordance with the DTRs, table 2 shows the significant interests in Shares of which the Company has been notified as at 31 December 2020, and the date of this report. The shareholders identified have the same voting rights as all other shareholders. Share buyback programme The Company announced a share buyback programme on 13 February 2020, under which it proposed to reduce share capital by up to €1 billion through the purchase and cancellation of its own Shares (the Buyback Programme). Share purchases for the Buyback Programme were undertaken pursuant to shareholder authority granted at the 2019 AGM. In light of the significant and unprecedented macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced a suspension of the Buyback Programme. To maintain flexibility, the shareholder authority to purchase Shares was renewed at the 2020 AGM, under which the Company may purchase up to 45,415,617 Shares, representing 10% of the Company’s issued share capital at 13 April 2020, reduced by the number of Shares purchased or agreed to be purchased between 13 April and 27 May 2020. No Shares were purchased under this authority in 2020. We intend to seek to renew the authority to purchase Shares at the 2021 AGM. See table 3 for a summary of Shares purchased in 2020. All purchased Shares were cancelled immediately. FOR MORE DETAILS, SEE THE SHARE BUYBACK PROGRAMME SECTION IN OTHER GROUP INFORMATION ON PAGE 200 Table 2 Interests in Shares of which the Company has been notified Shareholder Percentage of total voting rights notified to the Company as at the year end(C) Number of voting rights notified to the Company as at the year end Percentage of total voting rights notified to the Company as at the date of this report(C) Number of voting rights notified to the Company as at the date of this report Cobega, S.A.(A) 36.1% 166,128,987 36.1% 166,128,987 TCCC(B) 19.01% 87,950,640 19.01% 87,950,640 (A) Held indirectly through its 56.36% owned subsidiary, Olive Partners. (B) Held indirectly through European Refreshments. (C) Percentage interests disclosed calculated as at the date on which the relevant disclosure was made. These have not been updated to reflect changes in the total voting rights since notification and so may not represent the percentage interest as at 31 December 2020 or the date of this report. 109Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Directors’ report continued Change of control There are no agreements in place which provide compensation for loss of office or employment to any Director in the event of a takeover, except for certain provisions under the employee share plans, which may provide that certain outstanding awards may vest early in such an event. The Board considers that a change of control might have an impact on the following significant agreements: • Bottling agreements between the Group and TCCC • A bank credit facility agreement, under which the maximum amount available at 31 December 2020 was €1.5 billion • A term loan facility agreement, in connection with the proposed acquisition of CCL, under which the maximum amount available at 31 December 2020 was €4.4 billion READ MORE ABOUT THE PROPOSED ACQUISITION OF CCL IN THE BUSINESS AND FINANCIAL REVIEW ON PAGE 60 AND CONVERSATION WITH OUR CHAIRMAN AND CEO ON PAGE 15 Research and development The Company invests in and undertakes certain activities for the development of innovative solutions, digital capabilities and advanced analytics to drive the simplification of applications and platforms, and to support and grow its business. Independent auditor Disclosure of information to auditors Each of the Directors in office as at the date of this Integrated Report, confirms that: • so far as he or she is aware, there is no relevant audit information (as defined by section 418 of the Companies Act) of which the Company’s auditor is unaware; and • he or she has taken all the reasonable steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. Auditor reappointment EY has expressed willingness to continue in its capacity as independent auditor of the Company. The Directors plan to recommend a resolution to reappoint EY at the next AGM. Going concern As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the consolidated financial statements, a review was performed on a range of potential COVID-19 scenarios, including but not limited to, the severity and duration of potential further lockdowns including restrictions on trading in the away from home channel, movement of people, and social distancing. The Directors also considered the Group’s response to the COVID-19 disruption during 2020 and the ability to continue to generate strong operating cashflows. In addition, the Group also expects to complete the proposed acquisition of Coca-Cola Amatil Limited during the first half of 2021 subject to certain approvals, which is expected to be funded primarily through the issue of new external borrowings. Further detail of the proposed acquisition is included in Note 1 of the Group’s consolidated financial statements. In making their going concern assessment, the Directors have therefore considered scenarios for the combined Group, including the repayment obligations for external borrowings of the combined Group. The Directors have taken into account the Group’s current cash position, its access to a €1.5 billion undrawn committed credit facility and a €4.4 billion committed term loan facility in connection with the proposed acquisition which can be extended to December 2022 at the option of the Group to cover any funding needs until new long term debt is in place, and have also considered the range of mitigating actions available to the Group if required, such as reducing discretionary spend. On the basis of these reviews, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. This Directors’ Report has been approved by the Board and signed on its behalf by Clare Wardle, Company Secretary 12 March 2021 Coca-Cola European Partners plc 09717350 Table 3 Share purchases Period Number of Shares purchased Nominal value of Shares purchased (€) Amount paid for the Shares (€ millions) Percentage of called up share capital represented by purchased Shares(A) 2020 3,065,200 30,652 128 0.67% (A) Calculated as a percentage of the called up issued share capital immediately before the Buyback Programme started, which was 456,612,020 Shares. 110 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

Directors’ responsibilities statement Responsibility for preparing financial statements The Directors are responsible for preparing the Integrated Report and the financial statements in accordance with applicable United Kingdom (UK) law and regulations. UK company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared group and parent company financial statements in accordance with international accounting standards, in conformity with the Companies Act. They have elected to prepare the parent company financial statements in accordance with International Financial Reporting Standards (IFRS) in conformity with the Companies Act. Under the DTRs, group financial statements are required to be prepared in accordance with IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. Under section 393 of the Companies Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Company and of the Group for that period. In preparing the Company financial statements, the Directors are required to: • Select suitable accounting policies and apply them consistently • Make judgements and accounting estimates that are reasonable and prudent • Follow international accounting standards in conformity with the requirements of the Companies Act (except where any departures from this requirement are explained in the notes to the company financial statements) • Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business In preparing the Group financial statements the Directors are required to: • Select suitable accounting policies and apply them consistently • State whether international accounting standards in conformity with the requirements of the Companies Act (and IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union) have been followed, subject to any material departures disclosed and explained in the financial statements • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information • Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial performance • Make an assessment of the Group’s ability to continue as a going concern The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act. They are responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. They are also responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation, regulation and practice in the UK governing the preparation and dissemination of financial statements may differ from legislation, regulation and practice in other jurisdictions. Responsibility statement The Directors, whose names and functions are set out on pages 66–70, confirm that to the best of their knowledge: • The consolidated financial statements, prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act (and IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union) give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole • The management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face • The Integrated Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy By order of the Board Clare Wardle, Company Secretary 12 March 2021 111Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

Financial Statements IN THIS SECTION 114 Independent Auditor’s reports 128 Consolidated financial statements 133 Notes to the consolidated financial statements 175 Company financial statements 179 Notes to the Company financial statements 112 Other InformationFinancial StatementsStrategic Report Governance and Directors’ Report

113Coca-Cola European Partners plc | 2020 Integrated Report and Form 20-F

124

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of Coca-Cola European Partners plc
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Coca-Cola European Partners plc (the Company) as of 31 December 2020 and 2019, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2020 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 12 March 2021 expressed an unqualified opinion thereon.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	125

Completeness and measurement of programmes and arrangements with customers recorded as deductions from revenue
Description of the matter
The Company participates in various programmes and arrangements with customers, referred to as “promotional programmes”, which are recorded as deductions from revenue. These totalled €3.2 billion for the year ended 31 December 2020. The types of promotional programmes are more fully described in Note 3 to the consolidated financial statements with details about accruals for the Company’s customer marketing costs disclosed in Note 14 to the consolidated financial statements.
Auditing the completeness and measurement of the accrued marketing costs was judgemental due to the level of subjectivity and uncertainty involved in management’s estimates of sales levels related to certain promotions that are used to determine the liability. The cost of these promotional programmes was recognised as a deduction from revenue.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls, including IT controls, that address the risks of material misstatement relating to the completeness and measurement of the promotional programmes. For example, we tested controls over management’s determination of the accrued customer marketing costs, including sales estimates, and management’s determination of the accrued balances prior to settling balances due to customers.
To test the completeness and measurement of deductions from revenue and the associated unpaid accrued customer marketing costs, our audit procedures included, among others, comparing post current period end settlements to the accrual. We also performed an historical analysis of prior period balance sheet amounts to amounts subsequently settled. We also tested settlement of promotional programme balances throughout the year on a sample basis.
To evaluate the specific estimations that are inherent in the calculation of the accruals, we compared accrued customer marketing costs to settlements and to executed contracts. We tested the assumptions utilised in the calculations, including consideration of any changes in the business environment, such as the impact of COVID-19, that would warrant changes in the methodology. We performed specific analytical procedures around per unit rates to identify any potential outliers. We tested completeness and accuracy of the underlying data, including the sales details. We also evaluated the related disclosures provided in the consolidated financial statements related to these promotional programmes.

Carrying value of goodwill and indefinite lived intangibles
Description of the matter
At 31 December 2020, the carrying value of the Company’s goodwill and indefinite lived intangibles was €10,595 million. As discussed in Note 6 of the consolidated financial statements, goodwill and indefinite lived intangibles are tested for impairment at least annually, in the fourth quarter or whenever there is an indication of impairment. Goodwill is tested for impairment at the Cash Generating Unit (CGU) level.
Auditing management’s annual impairment test was complex and judgemental as the Directors’ assessment of value in use of the Company’s CGUs involves judgement about the future results of the business, including the expected recovery from the impact of COVID-19 during the projection period, growth rates, operating profit margin, and the discount rates applied to future cash flow forecasts. In particular, management’s impairment models used to calculate the value in use estimate were most sensitive to the assumption around the extent and duration of the impact of the COVID-19 pandemic on the Company’s operations. For those CGUs with lower headroom between the value in use and the carrying value, the determination of projections and these applicable rates were considered to be more judgemental.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, including IT controls, in place within the impairment review process. This included evaluating controls over the Company’s budgetary and forecasting process used to develop the estimated future earnings and cash flows used in estimating the fair value of CGUs, including the impacts of COVID-19. We also tested controls over management’s determination of the data used in their valuation models and determination of the significant assumptions such as estimation of discount rates, operating profit margin and growth rates.
We performed audit procedures on the impairment models such as assessing the methodologies, testing the assumptions discussed above used to develop the estimates of future earnings and cash flows, particularly around the recovery from the current year impact of COVID-19, and testing the completeness and accuracy of the underlying data. We compared the assumptions used by management to develop the discount rate and growth rate to current industry and economic trends, and other guideline companies within the same industry. We involved our valuation specialists to assist in evaluating the valuation methodology and testing the discount rates and growth rates, and to perform sensitivity analysis of these value in use calculations using the discount rates at the highest end of our range. We assessed the historical accuracy of management’s estimates and forecasts and performed sensitivity analyses on the growth rates, operating profit margin, and discount rates within the value in use calculations for each CGU.
We performed further testing on the Iberia and Germany CGUs, based on size and lower headroom, and because the Iberia CGU was most impacted by the COVID-19 pandemic. For these CGUs we performed additional procedures and sensitivity analyses on the projected financial information to assess the impact on the headroom if there were changes in certain assumptions, particularly the assumptions around management’s expectations of the Company’s ability to return to pre COVID-19 operating profit margin levels, the discount rate, and the growth rate. We also compared the projections within the discrete cash flow period to external economic sources of information. For Iberia we also assessed the breakeven point by evaluating a combination of changes to the growth rate, the operating profit margin, and discount rate. We assessed the related disclosures provided in the consolidated financial statements on changes in certain variables that could eliminate existing headroom.

126

Accounting for uncertain tax positions and related disclosures
Description of the matter
The Company is subject to income tax in numerous jurisdictions and is routinely under audit by taxing authorities in the ordinary course of business as described in Note 20 and Note 22 of the consolidated financial statements. The potential outcomes of proceedings by the taxing authorities are assessed by the Company at the end of each reporting period and adjustments are made based on any new facts and circumstances that the Company believes will affect the outcome of the tax audit.
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
To test the Company’s measurement of tax positions, we involved tax professionals with local knowledge to assess the tax positions taken by the Company in each significant jurisdiction in the context of local tax law and significant tax assessments. We also obtained an understanding of relevant facts by reading and evaluating the Company’s correspondence with the relevant tax authorities and third party advice and communication obtained by the Company. We also considered whether the Company’s tax risks had been resolved in other EU jurisdictions with similar tax laws to those being reviewed in the Company’s territories.
In evaluating the Company’s tax provisions, we developed our own range of acceptable provisions for the Company’s tax exposures, based on evidence we obtained. We then compared the Company’s provisions to our independently determined range. We also evaluated the related disclosures provided in the consolidated financial statements related to these tax matters.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
London, United Kingdom
12 March 2021

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	127
Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of Coca-Cola European Partners plc
Opinion on internal control over financial reporting
We have audited Coca-Cola European Partners plc’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Coca-Cola European Partners plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of 31 December 2020 and 2019, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2020 and the related notes and our report dated 12 March 2021 expressed an unqualified opinion thereon.
Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young LLP
London, United Kingdom
12 March 2021

128
Consolidated income statement

		Year ended
		31 December 2020	31 December 2019	31 December 2018
	Note	€ million	€ million	€ million
Revenue		10,606	12,017	11,518
Cost of sales	17	(6,871)	(7,424)	(7,060)
Gross profit		3,735	4,593	4,458
Selling and distribution expenses	17	(1,939)	(2,258)	(2,178)
Administrative expenses	17	(983)	(787)	(980)
Operating profit		813	1,548	1,300
Finance income	18	33	49	47
Finance costs	18	(144)	(145)	(140)
Total finance costs, net		(111)	(96)	(93)
Non-operating items		(7)	2	(2)
Profit before taxes		695	1,454	1,205
Taxes	20	(197)	(364)	(296)
Profit after taxes		498	1,090	909

Basic earnings per share (€)	5	1.09	2.34	1.88
Diluted earnings per share (€)	5	1.09	2.32	1.86
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	129
Consolidated statement of comprehensive income

		Year ended
		31 December 2020	31 December 2019	31 December 2018
	Note	€ million	€ million	€ million
Profit after taxes		498	1,090	909
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(125)	94	(35)
Tax effect		—	—	—
Foreign currency translation, net of tax		(125)	94	(35)
Cash flow hedges:
Pretax activity, net		33	11	(17)
Tax effect		4	(2)	3
Cash flow hedges, net of tax	12, 20	37	9	(14)
		(88)	103	(49)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net		(71)	(79)	2
Tax effect		16	12	—
Pension plan remeasurements, net of tax	15, 20	(55)	(67)	2
		(55)	(67)	2
Other comprehensive (loss)/ income for the period, net of tax		(143)	36	(47)
Comprehensive income for the period		355	1,126	862
The accompanying notes are an integral part of these consolidated financial statements.

130
Consolidated statement
of financial position

		31 December 2020	31 December 2019
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	6	8,414	8,506
Goodwill	6	2,517	2,520
Property, plant and equipment	7	3,860	4,205
Non-current derivative assets	12	6	3
Deferred tax assets	20	27	27
Other non-current assets	23	337	321
Total non-current assets		15,161	15,582
Current:
Current derivative assets	12	40	12
Current tax assets	20	19	18
Inventories	8	681	723
Amounts receivable from related parties	19	150	106
Trade accounts receivable	9	1,439	1,669
Other current assets	23	224	259
Cash and cash equivalents	10	1,523	316
Total current assets		4,076	3,103
Total assets		19,237	18,685
LIABILITIES
Non-current:
Borrowings, less current portion	13	6,382	5,622
Employee benefit liabilities	15	283	221
Non-current provisions	22	83	54
Non-current derivative liabilities	12	15	13
Deferred tax liabilities	20	2,134	2,203
Non-current tax liabilities	20	131	254
Other non-current liabilities		44	47
Total non-current liabilities		9,072	8,414
Current:
Current portion of borrowings	13	805	799
Current portion of employee benefit liabilities	15	13	17
Current provisions	22	154	142
Current derivative liabilities	12	62	28
Current tax liabilities	20	171	95
Amounts payable to related parties	19	181	249
Trade and other payables	14	2,754	2,785
Total current liabilities		4,140	4,115
Total liabilities		13,212	12,529
EQUITY
Share capital	16	5	5
Share premium	16	192	178
Merger reserves	16	287	287
Other reserves	16	(537)	(449)
Retained earnings		6,078	6,135
Total equity		6,025	6,156
Total equity and liabilities		19,237	18,685
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Board of Directors and authorised for issue on 12 March 2021. They were signed on its behalf by:
Damian Gammell, Chief Executive Officer
12 March 2021

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	131
Consolidated statement of cash flows

		Year ended
		31 December 2020	31 December 2019	31 December 2018
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		695	1,454	1,205
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	7	665	587	461
Amortisation of intangible assets	6	62	52	51
Share-based payment expense	21	14	15	17
Finance costs, net	18	111	96	93
Income taxes paid		(273)	(270)	(263)
Changes in assets and liabilities:
Decrease in trade and other receivables		208	5	72
Decrease/(increase) in inventories		34	(25)	(45)
Increase/(decrease) in trade and other payables		53	(63)	297
(Decrease)/increase in net payable receivable from related parties		(112)	59	(20)
Increase/(decrease) in provisions		43	(57)	9
Change in other operating assets and liabilities		(10)	51	(71)
Net cash flows from operating activities		1,490	1,904	1,806
Cash flows from investing activities:
Purchases of property, plant and equipment		(348)	(506)	(525)
Purchases of capitalised software		(60)	(96)	(75)
Proceeds from sales of property, plant and equipment		49	11	4
Investments in equity instruments		(11)	(8)	—
Net cash flows used in investing activities		(370)	(599)	(596)
Cash flows from financing activities:
Proceeds from borrowings, net	13	1,598	987	398
Changes in short-term borrowings	13	(221)	101	(131)
Repayments on third party borrowings	13	(569)	(625)	(426)
Payments of principal on lease obligations	13	(116)	(128)	(18)
Interest paid, net		(91)	(86)	(81)
Dividends paid	16	(386)	(574)	(513)
Purchase of own shares under share buyback programme	16	(129)	(1,005)	(502)
Exercise of employee share options		14	26	25
Other financing activities, net		—	2	(11)
Net cash flows used in financing activities		100	(1,302)	(1,259)
Net change in cash and cash equivalents		1,220	3	(49)
Net effect of currency exchange rate changes on cash and cash equivalents		(13)	4	(2)
Cash and cash equivalents at beginning of period	10	316	309	360
Cash and cash equivalents at end of period	10	1,523	316	309
The accompanying notes are an integral part of these consolidated financial statements.

132
Consolidated statement
of changes in equity

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2018		5	127	287	(503)	6,769	6,685
Profit after taxes		—	—	—	—	909	909
Other comprehensive (expense)/income		—	—	—	(49)	2	(47)
Total comprehensive income		—	—	—	(49)	911	862
Issue of shares during the year	16	—	25	—	—	—	25
Equity-settled share-based payment expense	21	—	—	—	—	16	16
Share-based payment tax benefits	20	—	—	—	—	(7)	(7)
Dividends	16	—	—	—	—	(515)	(515)
Own shares purchased under share buyback programme		—	—	—	—	(502)	(502)
As at 31 December 2018		5	152	287	(552)	6,672	6,564
Profit after taxes		—	—	—	—	1,090	1,090
Other comprehensive income/(expense)		—	—	—	103	(67)	36
Total comprehensive income		—	—	—	103	1,023	1,126
Issue of shares during the year	16	—	26	—	—	—	26
Equity-settled share-based payment expense	21	—	—	—	—	13	13
Share-based payment tax effects	20	—	—	—	—	6	6
Dividends	16	—	—	—	—	(574)	(574)
Own shares purchased under share buyback programme		—	—	—	—	(1,005)	(1,005)
As at 31 December 2019		5	178	287	(449)	6,135	6,156
Profit after taxes		—	—	—	—	498	498
Other comprehensive expense		—	—	—	(88)	(55)	(143)
Total comprehensive income		—	—	—	(88)	443	355
Issue of shares during the year	16	—	14	—	—	—	14
Equity-settled share-based payment expense	21	—	—	—	—	14	14
Share-based payment tax effects	20	—	—	—	—	2	2
Dividends	16	—	—	—	—	(387)	(387)
Own shares purchased under share buyback programme	16	—	—	—	—	(129)	(129)
As at 31 December 2020		5	192	287	(537)	6,078	6,025
The accompanying notes are an integral part of these consolidated financial statements.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	133
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
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
The consolidated financial statements of the Group for the year ended 31 December 2020 were approved and signed by Damian Gammell, Chief Executive Officer on 12 March 2021 having been duly authorised to do so by the Board of Directors.
Impact of COVID-19 pandemic
The COVID-19 pandemic and related response measures have had and may continue to have an adverse effect on global economic conditions, as well as our business, results of operations, cash flows and financial condition. At this time, we cannot predict the degree to which, or the time period over which, our business will continue to be affected by COVID-19 and the related response measures. These impacts limit the comparability of these consolidated financial statements with prior periods.
In addition, as part of the preparation of these consolidated financial statements, we have considered the impact of COVID-19 on our accounting policies and judgements and estimates. The key accounting impacts and considerations for the Group are included in the relevant notes herein.
Proposed acquisition of Coca-Cola Amatil Limited
In November 2020, CCEP and Coca-Cola Amatil Limited (CCL) entered into a binding Scheme Implementation Deed (the Scheme) for the acquisition of 69.2% of the entire existing issued share capital of CCL, which is held by shareholders other than The Coca-Cola Company (TCCC). CCL is one of the largest bottlers and distributors of ready to drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region and is the authorised bottler and distributor of TCCC's beverage brands in Australia, New Zealand, Fiji, Indonesia, Papua New Guinea and Samoa. Based on a best and final offer made by CCEP in February 2021, the independent shareholders of CCL will be entitled to receive A$13.50 per share in cash, upon implementation of the Scheme. CCEP has also entered into a Co-operation and Sale Deed with TCCC with respect to the acquisition of TCCC's 30.8% interest in CCL (the Co-operation agreement), conditional upon the implementation of the Scheme. Under the Co-operation agreement CCEP will acquire 10.8% of CCL shares from TCCC for A$9.57 per share in cash and the remaining 20% shareholding for A$10.75 per share, either in cash or a combination of cash and the issue of CCEP shares at an agreed conversion ratio that will be determined no later than 14 days before the meeting of shareholders of CCL to approve the Scheme. The Scheme remains subject to customary conditions, including CCL's independent shareholder approval, court approval and regulatory approval.
The Scheme approval meeting is expected to take place during April 2021 and, if approved, the implementation date is expected during May 2021. Upon implementation CCEP will be required to pay cash consideration of between A$7.4bn and A$9.0bn to CCL shareholders, depending on the election to acquire TCCC’s remaining 20% shareholding in CCL. CCEP intends to fund the proposed acquisition through a combination of new external borrowings and existing cash. To mitigate the currency risk exposure, the Group has entered into a number of deal contingent foreign currency forwards as detailed further in Note 12.

134
Basis of preparation
These consolidated financial statements reflect the following:
•They have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted pursuant to Regulation (EC) No 1606/2002 as it applies within the European Union (EU) and in accordance with international accounting standards in conformity with the provisions of the UK Companies Act 2006 (the Companies Act). There are no differences between IFRS as adopted pursuant to Regulation (EC) No 1606/2002 as it applies within the EU and IFRS as issued by the IASB that have an impact for the years presented.
•They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January 2020, as described below under accounting policies.
•They are presented in euros, which is also the Parent Company’s functional currency and all values are rounded to the nearest € million except where otherwise indicated.
•They have been prepared on a going concern basis (refer to page 110).
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	135
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the year ended			Closing as at
	31 December 2020	31 December 2019	31 December 2018	31 December 2020	31 December 2019
UK Sterling	1.13	1.14	1.13	1.11	1.18
US Dollar	0.88	0.89	0.85	0.81	0.89
Norwegian Krone	0.09	0.10	0.10	0.10	0.10
Swedish Krone	0.10	0.09	0.10	0.10	0.10
Icelandic Krone	0.01	0.01	0.01	0.01	0.01
Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2020, 31 December 2019 and 31 December 2018.
Typically, sales of the Group’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.
During 2020, COVID-19 and related response measures, particularly during the second quarter, significantly impacted the normal seasonality of our business.
The following table summarises the number of selling days for the years ended 31 December 2020, 31 December 2019 and 31 December 2018 (based on a standard five day selling week):

	First Half	Second Half	Full Year
2020	128	134	262
2019	129	132	261
2018	130	131	261
Note 2
Accounting policies
The accounting policies applied by the Group are included in the relevant notes herein. Effective 1 January 2020, the Group implemented the following new accounting policies, following changes in the related accounting standards. Refer to Note 25 for other significant accounting policies.
Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform
The amendments to IFRS 9 and IAS 39, “Financial Instruments: Recognition and Measurement” provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.
These amendments had no impact on the consolidated financial statements of the Group.
Amendments to IFRS 16: COVID-19-Related Rent Concessions
On 28 May 2020, the IASB issued “COVID-19-Related Rent Concessions”, which amended IFRS 16, “Leases”. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of COVID-19 are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The amendment applied to annual reporting periods beginning on or after 1 June 2020, however earlier application was permitted.
These amendments had no impact on the consolidated financial statements of the Group as the Group did not receive any rent concessions as a direct consequence of COVID-19.
Definition of Material: Amendments to IAS 1 and IAS 8
The IASB has made amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, effective 1 January 2020, which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.
The amendments to the definition of material did not have a significant impact on the Group’s consolidated financial statements.

136
Amendments to IFRS 3: Definition of a Business
The amended definition of a business, effective 1 January 2020, requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term “outputs” is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.
This amendment had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.
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
Intangible assets and goodwill
Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use or the fair value less costs to sell of the cash generating unit (CGU) to which the goodwill or intangible asset has been allocated. The value in use calculation requires management’s estimation of the future cash flows expected to arise from the CGU, including the impact of COVID-19. Refer to Note 6 for the sensitivity analysis of the assumptions used in the impairment analysis of goodwill and intangible assets with indefinite lives.
Defined benefit plans
The determination of pension benefit costs and obligations are estimated based on assumptions determined with the assistance of external actuarial advice. The key assumptions impacting the valuations are the discount rate, salary rate of inflation and mortality rates. Refer to Note 15 for further details about the Group’s defined benefit pension plan costs and obligations.
Significant judgements
Intangible assets and goodwill
The Group has assigned indefinite lives to its bottling agreements with TCCC. This judgement has been made after evaluating the contractual provisions of the bottling agreements, the Group’s mutually beneficial relationship with TCCC and the history of renewals for bottling agreements. Refer to Note 6 for further details on the judgement regarding the lives of bottling agreements.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	137
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
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2020, 31 December 2019 and 31 December 2018.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year ended
	31 December 2020	31 December 2019	31 December 2018
Revenue:	€ million	€ million	€ million
Iberia(A)	2,173	2,784	2,670
Germany	2,270	2,432	2,335
Great Britain	2,203	2,412	2,280
France(B)	1,709	1,897	1,775
Belgium/Luxembourg	892	1,002	983
Netherlands	529	602	580
Norway	423	437	439
Sweden	337	366	365
Iceland	70	85	91
Total	10,606	12,017	11,518
(A) Iberia refers to Spain, Portugal and Andorra.
(B) France refers to continental France and Monaco.

Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments and deferred tax assets, by geography:

	31 December 2020	31 December 2019
Assets:	€ million	€ million
Iberia(A)	6,696	6,797
Germany	3,138	3,216
Great Britain	2,432	2,587
France(B)	920	922
Belgium/Luxembourg	621	656
Netherlands	441	457
Sweden	396	396
Norway	233	261
Iceland	31	36
Other unallocated	220	224
Total	15,128	15,552
(A) Iberia refers to Spain, Portugal and Andorra.
(B) France refers to continental France and Monaco.

138
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
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended
	31 December 2020	31 December 2019	31 December 2018
Profit after taxes attributable to equity shareholders (€ million)	498	1,090	909
Basic weighted average number of Shares in issue(A) (million)	455	466	484
Effect of dilutive potential Shares(B) (million)	1	3	4
Diluted weighted average number of Shares in issue(A) (million)	456	469	488
Basic earnings per share (€)	1.09	2.34	1.88
Diluted earnings per share (€)	1.09	2.32	1.86
(A)As at 31 December 2020, 31 December 2019 and 31 December 2018 the Group had 454,645,510, 456,399,877 and 474,920,066 Shares, respectively, in issue and outstanding.
(B)For the year ended 31 December 2020, 31 December 2019 and 31 December 2018 no options to purchase Shares were excluded from the diluted earnings per share calculation. The dilutive impact of all outstanding options, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	139
Intangible assets with finite lives
Intangible assets with finite lives are measured at cost of acquisition or production and are amortised using the straight-line method over their respective estimated useful lives. Finite lived intangible assets are assessed for impairment whenever there is an indication that they may be impaired. The amortisation period and method are reviewed annually.
Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is between five and seven years. Amortisation expense for capitalised software is included within administrative expenses and was €54 million, €44 million and €43 million for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, respectively.
Customer relationships
The Group acquired certain customer relationships in connection with the acquisitions of the Norway and Sweden bottling operations from TCCC in 2010 and the Merger with CCIP and CCEG in 2016. These customer relationships were recorded at their fair values on the date of acquisition, and they are amortised over an estimated economic life of 20 years. The fair values were determined using a “with and without” valuation technique, which compares the revenues with all assets of the business in place, to a “without” scenario, which assumes the customer relationship asset and related revenues do not exist and must be rebuilt over time. Amortisation expense for these assets is included within administrative expenses and was €8 million, €8 million and €8 million for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, respectively.
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	Franchise intangible	Software	Customer relationships	Assets under construction	Total intangibles	Goodwill
	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2018	8,084	300	162	52	8,598	2,518
Additions	1	30	—	64	95	—
Disposals	—	(14)	(1)	—	(15)	—
Transfers and reclassifications	—	12	—	(12)	—	—
Currency translation adjustments	80	5	—	—	85	2
As at 31 December 2019	8,165	333	161	104	8,763	2,520
Additions	—	34	—	26	60	—
Disposals	—	(34)	—	—	(34)	—
Transfers and reclassifications	—	61	—	(61)	—	—
Currency translation adjustments	(87)	(12)	—	—	(99)	(3)
As at 31 December 2020	8,078	382	161	69	8,690	2,517
Accumulated amortisation:
As at 31 December 2018	—	(187)	(27)	—	(214)	—
Amortisation expense	—	(44)	(8)	—	(52)	—
Disposals	—	13	1	—	14	—
Currency translation adjustments	—	(4)	(1)	—	(5)	—
As at 31 December 2019	—	(222)	(35)	—	(257)	—
Amortisation expense	—	(54)	(8)	—	(62)	—
Disposals	—	34	—	—	34	—
Currency translation adjustments	—	9	—	—	9	—
As at 31 December 2020	—	(233)	(43)	—	(276)	—
Net book value:
As at 31 December 2018	8,084	113	135	52	8,384	2,518
As at 31 December 2019	8,165	111	126	104	8,506	2,520
As at 31 December 2020	8,078	149	118	69	8,414	2,517

140
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
The Group’s CGUs are based on geography and generally represent the individual territories in which the Group operates. For the purposes of allocating intangibles, each franchise intangible asset is allocated to the geographic region to which the agreement relates and goodwill is allocated to each of the CGUs expected to benefit from a business combination, irrespective of whether other assets and liabilities of the acquired businesses are assigned to the CGUs. The following table identifies the carrying value of goodwill and indefinite-lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, as at 31 December 2020 the Group had other CGUs with total franchise intangible assets of €1,105 million and goodwill of €294 million.

	31 December 2020		31 December 2019
	Franchise intangible	Goodwill	Franchise intangible	Goodwill
Cash generating unit	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Great Britain	1,624	200	1,716	200
Germany	1,060	748	1,060	748
The recoverable amounts of each CGU were determined through a value in use calculation, which uses cash flow projections for a five year period. The key assumptions used in projecting these cash flows were as follows:
•Growth rate and operating margins: Cash flows were projected over five years to reflect the expected recovery in operating margins to pre COVID-19 levels. Projected cash flows for the first year were based on management’s best estimate of the extent and duration of COVID-19 and its impact on operations, expected government response measures regarding restrictions on trading in the away from home channel and movement of people. Cash flows for years two through four were projected based on expectations of the Group’s ability to return to pre COVID-19 growth levels based on past experience and external sources of information. Cash flows for the fifth year and beyond were projected using a long-term terminal growth rate of 2%.
•Discount rate: A weighted average cost of capital was applied specific to each CGU as a hurdle rate to discount cash flows. The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The following table summarises the pre-tax discount rate attributable to each significant CGU.

	31 December 2020	31 December 2019
	Pre-tax discount rate	Pre-tax discount rate
Cash generating unit	%	%
Iberia	9	9
Great Britain	9	10
Germany	9	9
The Group did not record any impairment charges as a result of the tests conducted in 2020 and 2019.
The Group’s Great Britain CGU continues to have substantial headroom when comparing the estimated value in use calculation of the CGU versus the CGU’s carrying value.
For the Group’s Iberia and Germany CGUs, the headroom in the 2020 impairment analysis was approximately 25% (2019: 50%) and 90% (2019: 110%) of carrying value, respectively. These CGUs continue to have the lowest relative headroom due to the fact that the net assets of Iberia and Germany were subject to acquisition accounting and fair valued based upon operating plans and macroeconomic conditions present at the time of the Merger in 2016.
For the Germany CGU, the Group estimates that a 5.0% reduction in terminal growth rate or a 4.0% increase in the discount rate, each in isolation, would eliminate existing headroom.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	141
Iberia CGU sensitivity
The headroom reduction since 2019 has been most significant for the Iberia CGU given the significant exposure to the away from home channel and lower tourism during 2020. Whilst we expect the impact of COVID-19 to be temporary and for the Iberia CGU to return to pre COVID-19 profitability levels in the near term, should operating results or macroeconomic conditions deteriorate versus those utilised in the value in use calculation, including those estimates regarding the severity and duration of potential further restrictions, structural market or channel changes, scale and pace of market recovery, or discount rates, an impairment charge for these assets could arise in the future.
The calculation of value in use is most sensitive to the discount rate and long-term terminal growth rate assumptions. For the Iberia CGU, the Group estimates that a 1.6% reduction in the terminal growth rate or a meaningful reduction in the long-term operating margin for the CGU, each in isolation, would eliminate headroom. In considering these sensitivities, the Group estimates that the Spanish economy would need to experience a significant period of prolonged restrictions along with longer-term structural changes in the away from home market for either of them to materialise. Headroom would also be eliminated if the discount rate increased by more than 1.2%.
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

	Useful life (years)
Category	Low	High
Buildings and improvements	10	40
Machinery, equipment and containers	3	20
Cold drink equipment	4	12
Vehicle fleet	3	12
Furniture and office equipment	4	10
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

142
The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Buildings and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2018	317	1,488	2,533	1,214	129	183	339	6,203
Adjustment for adoption of IFRS 16(A)	—	183	—	—	107	32	—	322
Additions	2	67	158	119	66	29	187	628
Disposals	(6)	(49)	(102)	(137)	(14)	(14)	—	(322)
Transfers and reclassifications	—	51	191	—	1	2	(245)	—
Currency translation adjustments	3	15	25	14	2	2	(2)	59
As at 31 December 2019	316	1,755	2,805	1,210	291	234	279	6,890
Additions	18	89	112	46	64	16	77	422
Disposals	(12)	(32)	(81)	(86)	(69)	(107)	(1)	(388)
Transfers and reclassifications	1	49	173	—	—	4	(227)	—
Currency translation adjustments	(6)	(15)	(34)	(15)	(3)	(3)	(3)	(79)
As at 31 December 2020	317	1,846	2,975	1,155	283	144	125	6,845
Accumulated depreciation:
As at 31 December 2018	—	(467)	(978)	(670)	(84)	(116)	—	(2,315)
Depreciation expense	—	(106)	(223)	(158)	(64)	(36)	—	(587)
Disposals	—	14	72	136	6	13	—	241
Currency translation adjustments	—	2	(6)	(17)	(1)	(2)	—	(24)
As at 31 December 2019	—	(557)	(1,135)	(709)	(143)	(141)	—	(2,685)
Depreciation expense	—	(117)	(297)	(159)	(62)	(30)	—	(665)
Disposals	—	15	79	86	63	84	—	327
Currency translation adjustments	—	8	16	10	1	3	—	38
As at 31 December 2020	—	(651)	(1,337)	(772)	(141)	(84)	—	(2,985)
Net book value:
As at 31 December 2018	317	1,021	1,555	544	45	67	339	3,888
As at 31 December 2019	316	1,198	1,670	501	148	93	279	4,205
As at 31 December 2020	317	1,195	1,638	383	142	60	125	3,860
(A)The Group adopted IFRS 16, “Leases” on a modified retrospective basis. The Group has not restated its 2018 financial statements as permitted under the specific transitional provisions in the standard. The impact from the new leasing standard is therefore recognised in the opening balance sheet on 1 January 2019.
Right of use assets
The Group leases land, office and warehouse space, computer hardware, machinery and equipment and vehicles under non-cancellable lease agreements most of which expire at various dates through to 2030. Since the adoption of IFRS 16, “Leases”, effective 1 January 2019, the Group includes right of use assets within property, plant and equipment.
Right of use assets are initially measured at cost, comprising the initial measurement of the lease liability, plus any direct costs and an estimate of asset retirement obligations, less lease incentives. Subsequently, right of use assets are measured at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the term of the lease.
The Group does not separate lease from non-lease components for each of its lease categories, except for property leases. For property leases, only base rent is included in the calculation of the right of use asset. All low value leases with total minimum lease payments under €5,000 are expensed on a straight-line basis.
Extension and termination options are included in a number of property and equipment leases across the Group and are used to maximise operational flexibility in terms of managing contracts. Extension options (or periods after termination options) are only included in the lease term if the Group has an enforceable right to extend or terminate the lease and is reasonably certain to do so. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. Some lease agreements contain standard renewal provisions that allow for renewal at rates equivalent to fair market value at the end of the lease term.
In adopting IFRS 16, “Leases” on 1 January 2019, the following expedients were applied on transition:
•The right of use asset was measured at the value of the lease liability, adjusted for any prepaid or accrued lease payments.
•A single discount rate applied to a portfolio of leases with reasonably similar characteristics.
•Hindsight was used in determining lease term.
•Short-term lease exemption applied to machinery and equipment and IT asset classes for leases expiring within 12 months of 1 January 2019.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	143
The following table summarises the net book value of right of use assets included within property, plant and equipment:

	31 December 2020	31 December 2019
	€ million	€ million
Buildings and improvements	202	188
Vehicle fleet	137	140
Machinery, equipment and containers	19	23
Furniture and office equipment	6	33
Total	364	384
Total additions to right of use assets during 2020 were €134 million (2019: €127 million).
The following table summarises depreciation charges relating to right of use assets for the periods presented:

	31 December 2020	31 December 2019
	€ million	€ million
Buildings and improvements	37	39
Vehicle fleet	61	62
Machinery, equipment and containers	8	5
Furniture and office equipment	11	18
Total	117	124
During the years ended 31 December 2020 and 31 December 2019, the total expense relating to low value and short-term leases was €18 million and €10 million, respectively, which is primarily included in administrative expenses on the consolidated income statement.
The Group does not have any residual value guarantees in relation to its leases. The Group did not engage in any sale and leaseback transactions for the year ended 31 December 2020.
The Group’s activities as a lessor are not material and hence the Group determines there is no significant impact on its consolidated financial statements.
As at 31 December 2020 the total value of lease extension and termination options included within right of use assets was €18 million.
Refer to Note 13 for further disclosure regarding lease liabilities.
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
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Finished goods	389	408
Raw materials and supplies	210	232
Spare parts	82	83
Total inventories	681	723
Write downs of inventories to net realisable value totalled €29 million and €25 million for the years ended 31 December 2020 and 31 December 2019 respectively. Included in 2020 were finished good write downs of approximately €17 million related to COVID-19. These write downs, which were principally related to bag in box and glass packages, were included in cost of sales on the consolidated income statement. None of the write downs for inventory that has been destroyed or provided for at the year end were subsequently reversed.

144
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
As a result of COVID-19, the Group supplemented its existing credit loss reserve methodology to include an incremental loss allowance for those receivable balances that were deemed to be higher risk in the current environment. The incremental allowance is included within allowance for doubtful accounts below, as at 31 December 2020.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Trade accounts receivable, gross	1,478	1,687
Allowance for doubtful accounts	(39)	(18)
Total trade accounts receivable	1,439	1,669
The following table summarises the ageing of trade accounts receivable, net of allowance for doubtful accounts, in the consolidated statement of financial position as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Not past due	1,389	1,560
Past due 1 - 30 days	23	54
Past due 31 - 60 days	3	5
Past due 61 - 90 days	4	8
Past due 91 - 120 days	1	4
Past due 121+ days	19	38
Total	1,439	1,669
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2018	(16)
Provision for impairment recognised during the year	(6)
Receivables written off during the year as uncollectible	4
As at 31 December 2019	(18)
Provision for impairment recognised during the year	(25)
Receivables written off during the year as uncollectible	4
As at 31 December 2020	(39)

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	145
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
The following table summarises the cash and cash equivalents outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Cash at banks and on hand	643	170
Short-term deposits and securities	880	146
Total cash and cash equivalents	1,523	316
Cash and cash equivalents are held in the following currencies as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Euro	950	88
British pound	424	124
US dollar	32	27
Norwegian krone	70	44
Swedish krona	33	21
Other	14	12
Total cash and cash equivalents	1,523	316
There are no material restrictions on the Group’s cash and cash equivalents.
Note 11
Fair values
Fair value measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described as one of the following, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Observable inputs other than quoted prices included in Level 1. The Group values assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
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
The following table summarises the book value and fair value of the Group’s borrowings as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Fair value of borrowings	7,585	6,720
Book value of borrowings (Note 13)	7,187	6,421

146
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
The following table summarises the fair value of the derivative assets and liabilities as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Assets at fair value:
Derivatives (Note 12)	46	15
Liabilities at fair value:
Derivatives (Note 12)	77	41
For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Note 12
Hedging activities
Derivative financial instruments
The Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk, commodity price risk and interest rate risk. All derivative financial instrument assets and liabilities are recorded at fair value on the consolidated statement of financial position. The Group does not use derivative financial instruments for trading or speculative purposes and all hedge ratios are on a 1:1 basis. At the inception of a hedge transaction, the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecasted transaction. Further information on the Group’s risk management strategy and objective can be found in Note 24. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in maintaining the risk management objective. Where critical terms match, the Group uses a qualitative assessment to ensure initial and ongoing effectiveness criteria. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	147
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

		31 December 2020	31 December 2019
Hedging instrument	Location – statement of financial position	€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative assets	6	3
Deal contingent forward	Current derivative assets	24	—
Foreign currency contracts	Current derivative assets	3	6
Commodity contracts	Current derivative assets	13	4
	Total	46	13
Derivatives not designated as hedging instruments:
Commodity contracts	Current derivative assets	—	2
	Total	—	2
Total assets		46	15
Liabilities:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative liabilities	6	9
Commodity contracts	Non-current derivative liabilities	9	4
Foreign currency contracts	Current derivative liabilities	38	10
Commodity contracts	Current derivative liabilities	24	17
	Total	77	40
Derivatives not designated as hedging instruments:
Foreign currency contracts	Current derivative liabilities	—	1
	Total	—	1
Total liabilities		77	41
Cash flow hedges
The Group uses cash flow hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations and commodity price fluctuations associated with certain forecasted transactions, including purchases of raw materials, finished goods and services denominated in non-functional currencies, the receipt of interest and principal on intercompany loans denominated in non-functional currencies and the payment of interest and principal on debt issuances in non-functional currencies. Effective changes in the fair value of these cash flow hedging instruments are recognised as a component of other reserves on the consolidated statement of financial position. The effective changes are then recognised within the line item on the consolidated income statement that is consistent with the nature of the underlying hedged item in the period that the forecasted purchases or payments impact earnings. Any changes in the fair value of these cash flow hedges that are the result of ineffectiveness are recognised immediately in the line item on the consolidated income statement that is consistent with the nature of the underlying hedged item. Historically, the Group has not experienced, nor does it expect to experience, material hedge ineffectiveness with the value of the hedged instrument equalling that of the hedged item.
As at 31 December 2020, the Group has entered into deal contingent foreign currency forwards with a total notional amount of €3.0 billion (A$4.80 billion) to mitigate the foreign currency risk arising from the proposed acquisition of CCL. These instruments have been recorded as cash flow hedges. Refer to Note 1 for further information regarding the proposed acquisition.
The net notional amount of the other outstanding currency related cash flow hedges was €0.7 billion as at 31 December 2020 and €1.2 billion as at 31 December 2019. The net notional amount of outstanding commodity related cash flow hedges was €0.7 billion as at 31 December 2020 and €0.5 billion as at 31 December 2019. Outstanding cash flow hedges as at 31 December 2020 are expected to settle and affect profit or loss between 2021 and 2023.
The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

148

	Notional maturity profile
	Total	Less than 1 year	1 to 3 years	3 to 5 years
Cash flow hedges	€ million	€ million	€ million	€ million
Foreign currency	1,255	227	1,028	—
Commodity	237	212	25	—
As at 31 December 2018	1,492	439	1,053	—
Foreign currency	1,211	643	568	—
Commodity	459	246	213	—
As at 31 December 2019	1,670	889	781	—
Deal contingent foreign currency forwards	3,000	3,000	—	—
Foreign currency	706	570	136	—
Commodity	677	403	274	—
As at 31 December 2020	4,383	3,973	410	—
The Group recognised within other comprehensive income net gains of €25 million, €10 million and €33 million for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, respectively, related to changes in the fair values of outstanding cash flow hedges. The amount of ineffectiveness associated with these cash flow hedges was not material during any year presented within these financial statements.
The following table summarises the net of tax effect for cash flow hedges that settled for the periods presented within the consolidated income statement:

		Amount of (gain)/loss reclassified from the hedging reserve into profit
		31 December 2020	31 December 2019	31 December 2018
Cash flow hedging instruments	Location – income statement	€ million	€ million	€ million
Foreign currency contracts	Cost of sales	1	—	4
Commodity contracts	Cost of sales	(33)	(17)	—
Commodity contracts	Selling and distribution expenses	(3)	—	—
Foreign currency contracts(A)	Non-operating items	23	18	43
Total		(12)	1	47
(A) The (gain)/loss recognised on these currency contracts is offset by the (gain)/loss recognised on the remeasurement of the underlying debt instruments; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.

Non-designated hedges
The Group periodically enters into derivative instruments that are designed to hedge various risks but are not designated as hedging instruments. These hedged risks include those related to commodity price fluctuations associated with forecasted purchases of aluminium, sugar, components of PET (plastic), and vehicle fuel. At times, it also enters into other short-term non-designated hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with short-term intercompany loans and certain cash equivalents denominated in non-functional currencies. Changes in the fair value of outstanding non-designated hedges are recognised each reporting period in the line item on the consolidated income statement that is consistent with the nature of the hedged risk.
There were no outstanding non-designated commodity hedges as at 31 December 2020. The notional amount of non-designated commodity hedges as at 31 December 2019 was €30 million.
There were no outstanding non-designated short-term foreign currency contracts associated with intercompany loans and trade payables denominated in non-functional currencies as at 31 December 2020. The notional amount of non-designated short-term foreign currency contracts associated with intercompany loans and trade payables denominated in non-functional currencies as at 31 December 2019 was €11 million.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	149
The following table summarises the gains (losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented:

		31 December 2020	31 December 2019	31 December 2018
Non-designated hedging instruments	Location – income statement	€ million	€ million	€ million
Commodity contracts	Cost of sales	—	—	1
Commodity contracts	Selling and distribution expenses	(12)	5	—
Foreign currency contracts(A)	Non-operating items	(4)	(2)	(4)
Total		(16)	3	(3)
(A) The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.

Net investment hedges
The Group had no net investment hedges in place as at 31 December 2020 or 31 December 2019, however it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.

150
Note 13
Borrowings and leases
Borrowings
Borrowings are initially recognised at fair value, net of issuance costs incurred. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortisation of transaction costs, premiums and discounts is recognised as part of finance costs within the consolidated income statement.
Leases
Since the adoption of IFRS 16, “Leases”, effective 1 January 2019, lease liabilities are included within Borrowings in our consolidated statement of financial position.
The lease liability is measured at the present value of lease payments, discounted using the Group’s incremental borrowing rate (IBR). The lease term comprises the non-cancellable period of the contract, together with periods covered by an option to extend the lease whenever the Group is reasonably certain to exercise that option and has an enforceable right to do so. Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing it by lease payments made.
Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Non-current:
US$250 million 3.25% Notes 2021	—	221
US$300 million 4.50% Notes 2021	—	266
€350 million Floating Rate Note 2021(A)	—	350
€700 million 0.75% Notes 2022	699	698
€350 million 2.63% Notes 2023	349	348
€500 million 1.13% Notes 2024	497	496
€350 million 2.38% Notes 2025	347	347
€250 million 2.75% Notes 2026	248	248
€600 million 1.75% Notes 2026(B)	592	—
€400 million 1.50% Notes 2027	396	396
€250 million 1.50% Notes 2027(C)	263	—
€500 million 1.75% Notes 2028	494	493
€750 million 0.20% Notes 2028(D)	742	—
€500 million 1.13% Notes 2029	494	493
€500 million 1.88% Notes 2030	496	495
€500 million 0.70% Notes 2031	496	495
Lease obligations	269	276
Total non-current borrowings	6,382	5,622
Current:
US$250 million 3.25% Notes 2021(E)	156	—
US$300 million 4.50% Notes 2021(E)	203	—
€350 million Floating Rate Note 2021(A)	350	—
US$525 million 3.50% Notes 2020(F)	—	467
EUR commercial paper	—	221
Lease obligations	96	111
Total current borrowings	805	799
(A)3 months EURIBOR plus 18 basis points with a minimum 0%.
(B)In March 2020, the Group issued €600 million 1.75% Notes due 2026.
(C)In June 2020, the Group issued additional Notes for the principal amount of €250 million which consolidated with the existing €400 million Notes issued in November 2018 form a single series amounting to €650 million. All other terms and conditions relating to the existing €400 million Notes were unchanged.
(D)In December 2020, the Group issued €750 million 0.20% Notes due 2028.
(E)In February 2020, the Group repaid prior to maturity $255 million of outstanding USD borrowings.
(F)Between February and September 2020, the $525 million 3.50% Notes were fully repaid.
Borrowings are stated net of unamortised financing fees of €26 million and €23 million, as at 31 December 2020 and 31 December 2019, respectively.
As at 31 December 2020, the total interest expense recognised on lease liabilities was €4 million.
The maturity analysis of lease liabilities is disclosed in Note 24.
The Group’s exposure arising from leases not yet commenced to which the Group is committed is disclosed in Note 22.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	151
Credit facilities
The Group has amounts available for borrowing under a €1.5 billion multi currency credit facility with a syndicate of 10 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of these consolidated financial statements. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2020, the Group had no amounts drawn under this credit facility.
In connection with the proposed acquisition of CCL, the Group has arranged a term loan facility of up to €4.4 billion with a syndicate of 13 banks. This term loan facility matures in December 2021, with options to extend to December 2022, and can only be used to effect the proposed acquisition. The facility is undrawn at 31 December 2020.
Cash flows from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings	Borrowings, less current portion	Total
	€ million	€ million	€ million
As at 31 December 2018	491	5,127	5,618
Changes from financing cash flows
Proceeds from third party borrowings, net	—	987	987
Changes in short-term borrowings	101	—	101
Repayments on third party borrowings	(350)	(275)	(625)
Payment of principal and interest on lease obligations(A)	(132)	—	(132)
Other non-cash changes
Amortisation of discount, premium and issue costs	1	9	10
Lease additions	20	102	122
Lease operating liability recognised as at 1 January 2019(B)	92	230	322
Currency translation	9	9	18
Reclassifications	567	(567)	—
Total changes	308	495	803
As at 31 December 2019	799	5,622	6,421
Changes from financing cash flows
Proceeds from third party borrowings, net	—	1,598	1,598
Changes in short-term borrowings	(221)	—	(221)
Repayments on third party borrowings(C)	(467)	(102)	(569)
Payment of principal and interest on lease obligations(A)	(120)	—	(120)
Other non-cash changes
Amortisation of discount, premium and issue costs	—	8	8
Lease additions and other non-cash movements	(7)	108	101
Currency translation	—	(31)	(31)
Reclassifications	821	(821)	—
Total changes	6	760	766
As at 31 December 2020	805	6,382	7,187
(A)As a result of the adoption of IFRS 16 on 1 January 2019, the majority of the Group’s lease obligations are now presented on the balance sheet as right of use (ROU) assets in property, plant and equipment. Cash outflows relating to operating leases had previously been presented in net cash flows from operating activities and, from 1 January 2019, these equivalent cash flows are included as cash flows from financing activities. During the year ended 31 December 2020, total cash outflows from lease payments are payments of principal on lease obligations for €116 million and payments of interest charged on lease obligation for €4 million.
(B)Adjustment for the adoption of IFRS 16, “Leases” on 1 January 2019.
(C)This line item includes the impact of the cross currency swap hedge from USD to EUR.
Cash flows from financing activities includes €24 million, €36 million and €34 million of cash received related to income on a cross currency swap for 2020, 2019 and 2018, respectively.
Total cash outflows for leases were €120 million and €132 million for the year ended 31 December 2020 and 31 December 2019, respectively.

152
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
The Group participates in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these programmes are recorded as deductions from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. When these allowances are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume. The costs of these off-invoice customer marketing costs totalled €3.2 billion, €3.2 billion and €3.0 billion for 2020, 2019 and 2018, respectively.
The following table summarises trade and other payables as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Trade accounts payable(A)	1,124	1,138
Accrued customer marketing costs	775	701
Accrued deposits	246	274
Accrued compensation and benefits	217	234
Accrued taxes	193	251
Other accrued expenses	199	187
Total trade and other payables	2,754	2,785
(A) Includes €219 million of invoices (2019: €217 million) which are part of a supply chain finance programme facilitated by the Group. The programme permits suppliers to elect on an invoice-by-invoice basis to receive a discounted payment from the partner bank earlier than the agreed payment terms with the Group. If a supplier makes this election, the value and the due date of the invoice payable by the Group remains unchanged.
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
The following table summarises our non-current employee benefit liabilities as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Retirement benefit obligation	251	178
Other employee benefit liabilities	32	43
Total non-current employee benefit liabilities	283	221

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	153
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
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary, which is used as the basis of determining the Group’s future contributions to the plan. The latest triennial valuation was carried out as at 5 April 2019 and has been updated to 31 December 2020 to reflect our defined benefit obligation, for known events and changes in market conditions as allowed under IAS 19, “Employee Benefits”. Following the 2019 triennial actuarial results and in light of the funding status of the plan, it was agreed between the Group and the trustees of the GB Scheme that the annual additional £13 million funding requirement, which had previously been determined as an outcome of the 2016 triennial valuation, will be discontinued.
On 8 October 2020, the Group announced a proposal to close the GB Scheme to future accrual on 31 March 2021 with affected employees being offered enrolment in the Group’s defined contribution scheme. The proposal, if implemented, would result in members moving from active to deferred status, with pension increases to retirement from that date being based on the GB Scheme’s deferred revaluation rates which are linked to the consumer price index (CPI). As at 31 December 2020, the consultation period with employee representatives was still open without a final agreement and therefore no prior service cost has been recognised in these consolidated financial statements.
Germany’s defined benefit pension plans are open to existing members but closed to new entrants. The defined benefit includes benefits for current employees, former employees and current pensioners. Pension Plan 1 has elements of a final salary pension for past service and a career average formula for new accruals. It is funded through a support fund administered by an insurance company. Pension Plan 2 is administered by the Group with the plan being covered by a contractual trust arrangement (CTA) and a single reinsurance contract. The Group is responsible for paying obligations. There is no external board of trustees. The insurer shares some responsibility for plan assets, investment policy and administration. The latest annual valuation for Plan 1 was 31 December 2019 updated to the balance sheet date of these consolidated financial statements and for Plan 2 it was 31 December 2020.
Risks
The Group’s defined benefit pension schemes expose the Group to a number of risks, including:
•Asset volatility – the plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, a deficit would occur. Some of our plans hold a significant proportion of growth assets (equities and property) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given each scheme’s long-term objectives.
•Changes in bond yields – a decrease in corporate bond yields will increase the defined benefit liability, although this will be partially offset by an increase in the value of the plan’s bond holdings.
•Inflation risk – a significant proportion of our benefit obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation). The majority of the assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.
•Life expectancy – the majority of our plans have an obligation to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the defined benefit liabilities.
Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Service cost	52	46	52
Past service cost	—	3	—
Net interest cost	2	1	1
Administrative expenses	2	2	2
Total cost	56	52	55

154
Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Actuarial (gain)/loss on defined benefit obligation arising during the period	160	282	(120)
Return on plan assets (greater)/less than discount rate	(89)	(203)	118
Net charge to other comprehensive income	71	79	(2)
Benefit obligation and fair value of plan assets
The following table summarises the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	31 December 2020	31 December 2019
	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	2,236	1,872
Service cost	52	46
Past service cost	—	3
Interest costs on defined benefit obligation	34	44
Plan participants contribution	71	26
Actuarial loss/(gain) - experience	(7)	(13)
Actuarial loss/(gain) - demographic assumptions	—	11
Actuarial loss/(gain) - financial assumptions	169	284
Benefit payments	(121)	(111)
Administrative expenses	2	2
Currency translation adjustments	(96)	72
Benefit obligation at end of plan year	2,340	2,236
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	2,096	1,804
Interest income on plan assets	32	43
Return on plan assets greater/(less) than discount rate	89	203
Plan participants contributions	71	26
Employer contributions	52	61
Benefit payments	(121)	(111)
Currency translation adjustment	(87)	70
Fair value of plan assets at end of plan year	2,132	2,096
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at 31 December 2020 is 21 years, including 23 years for the GB Scheme and 16 years for Germany plans.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	31 December 2020	31 December 2019
	€ million	€ million
Net benefit status:
Present value of obligation	(2,340)	(2,236)
Fair value of assets	2,132	2,096
Net benefit status:	(208)	(140)
Retirement benefit surplus	43	38
Retirement benefit obligation	(251)	(178)
The GB Scheme and Germany plans represented approximately 74.1% and 15.9% of the present value of the obligation and 73.6% and 18.0% of the fair value of assets as at 31 December 2020, respectively.
The surplus for 2020 and 2019, which is primarily related to Germany Pension Plan 2, is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan. Refer to Note 23.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	155
Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	31 December 2020	31 December 2019
Financial assumptions	%	%
Discount rate	1.3	1.7
Rate of compensation increase	2.7	2.9
Rate of price inflation	2.6	2.7

Demographic assumptions (weighted average)(A)	31 December 2020	31 December 2019
Retiring at the end of the reporting period
Male	21.3	21.2
Female	24.0	23.8
Retiring 15 years after the end of the reporting period
Male	22.4	22.2
Female	25.1	24.9
(A)These assumptions translate into an average life expectancy in years, post-retirement, for an employee retiring at age 65.
The following table summarises the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption		Decrease in assumption
Principal assumptions		2020	2019	2020	2019
Discount rate	0.5%	(9.1)	(9.3)	10.4	10.6
Rate of compensation increase	0.5%	2.3	2.4	(2.1)	(2.2)
Rate of price inflation	0.5%	7.3	7.6	(7.9)	(8.5)
Mortality rates	1 year	3.4	3.4	(3.5)	(3.5)
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

156
The following tables summarise pension plan assets measured at fair value as at the dates presented:

	Total 31 December 2020	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities(A)	186	186	—
Fixed-income securities:(B)
Corporate bonds and notes	80	51	29
Government bonds	1,196	1,196	—
Cash and other short-term investments(C)	114	112	2
Other investments:
Real estate funds(D)	312	31	281
Insurance contracts(E)	230	—	230
Derivatives(F)	14	—	14
Total	2,132	1,576	556

	Total 31 December 2019	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities(A)	1,024	1,024	—
Fixed-income securities:(B)
Corporate bonds and notes	75	48	27
Government bonds	445	445	—
Cash and other short-term investments(C)	20	20	—
Other investments:
Real estate funds(D)	329	34	295
Insurance contracts(E)	203	—	203
Total	2,096	1,571	525
(A)Equity securities are comprised of the following investment types: (1) ordinary shares; (2) preference shares; and (3) common trust funds and collective funds. Investments in ordinary and preference shares are valued using quoted market prices multiplied by the number of shares owned. Investments in common trust funds and collective funds are valued at the net asset value per share, which is calculated based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date.
(B)Investments other than those held in common trust funds and collective funds are valued using a market approach. The value of such assets is primarily sourced from broker quotes in active markets. Bonds are held mainly in the currency of the geography of the plan.
(C)Cash and other short-term investments are valued at €1.00/unit, which approximates fair value. Amounts are generally invested in cash, actively managed common trust funds or interest bearing accounts.
(D)Real estate funds, mainly related to the GB Scheme, are valued at the net asset value per share. For quoted funds, the calculation is based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date. For unquoted funds, this is calculated using the most recent partnership financial reports, adjusted, as appropriate, for any lag between the date of the financial reports and the measurement date (as at 31 December 2020, it is not probable that these investments will be sold at an amount other than net asset value).
(E)Insurance contracts exactly match the amount and timing of certain benefits, therefore the fair value of these insurance policies is deemed to be the present value of the related obligations. The significant majority of these are reinsurance contracts relating to benefit arrangements in Germany.
(F)Derivatives are comprised of 1) futures valued using daily quoted prices and 2) total return swaps valued using mostly observable market data inputs.

Contributions
To support a long-term funding arrangement, during 2019 the Group entered into a partnership agreement with the GB Scheme, the CCEP Scottish Limited Partnership (the Partnership). Certain property assets in Great Britain, with a market value of £171 million were transferred into the Partnership and subsequently leased back to the Group’s operating subsidiary in Great Britain. The GB Scheme receives semi-annual distributions from the Partnership, increasing each year at a fixed cumulative rate of 3% through to 2034. The Group exercises control over the Partnership and as such it is fully consolidated in these consolidated financial statements. Under IAS 19, the investment held by the GB Scheme in the Partnership does not represent a plan asset for the purposes of these consolidated financial statements. Similarly, the associated liability is not included in the consolidated statement of financial position, rather the distributions are recognised when paid as a contribution to the plan assets of the scheme.
Contributions to pension plans totalled €52 million, €61 million and €56 million during the years ended 31 December 2020, 31 December 2019 and 31 December 2018, respectively. Included within the 2020 contribution is €9.6 million relating to the Partnership agreement. The Group expects to make contributions of €49 million for the full year ending 31 December 2021.
Other employee benefit liabilities
In certain territories, the Group has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time) employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €13 million and €17 million as at 31 December 2020 and 31 December 2019, respectively, and is included within the current portion of employee benefit liabilities. The non-current portion of these liabilities totalled €32 million and €43 million as at 31 December 2020 and 31 December 2019, respectively, and is included within employee benefit liabilities.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	157
Defined contribution plans
The Group sponsors a number of defined contribution plans across its territories. Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €34 million for each of the years ended 31 December 2020, 31 December 2019 and 31 December 2018.
Note 16
Equity
Share capital
As at 31 December 2020, the Company has issued and fully paid 454,645,510 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of Shares	Share capital
	millions	€ million
As at 1 January 2018	485	5
Issuances of Shares	3	—
Cancellation of Shares	(13)	—
As at 31 December 2018	475	5
Issuance of Shares	2	—
Cancellation of Shares	(21)	—
As at 31 December 2019	456	5
Issuance of Shares	2	—
Cancellation of Shares	(3)	—
As at 31 December 2020	455	5
The share capital increased in 2020, 2019 and 2018 from the issue of 1,310,833, 2,092,404 and 2,763,238 Shares, respectively, following the exercise of share-based payment awards.
In connection with the Company’s share buyback programmes, 3,065,200, 20,612,593 and 12,429,600 Shares were cancelled in 2020, 2019 and 2018, respectively.
Share premium
The share premium account increased by cash received for the exercise of options by €14 million for 2020, €26 million for 2019 and €25 million for 2018.
Merger reserves
The consideration transferred to acquire CCIP and CCEG qualified for merger relief under the Companies Act. As such, the excess consideration transferred over nominal value was required to be excluded from the share premium account and recorded to merger reserves.
Share buyback programme
In connection with the €1 billion share buyback programme announced in February 2020, the Company entered into agreements to purchase its own Shares. 3,065,200 Shares were repurchased by the Company and cancelled. The total cost of the repurchased Shares of €129 million, including €1 million of directly attributable tax costs, was deducted from retained earnings.
On 23 March 2020, in response to COVID-19, the Board took the decision to suspend the share buyback programme. No further Shares were purchased under this programme in the period through to 31 December 2020.
Other reserves
The following table summarises the balances in other reserves (net of tax) as at the dates presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Cash flow hedge reserve	20	(17)	(26)
Net investment hedge reserve	197	197	197
Foreign currency translation adjustment reserve	(754)	(629)	(723)
Total other reserves	(537)	(449)	(552)
Movements, including the tax effects, in these accounts through to 31 December 2020 are included in the consolidated statement of comprehensive income.

158
Dividends
Dividends are recorded within the Group’s consolidated financial statements in the period in which they are paid. On 1 December 2020, the Group paid a full year dividend of €0.85 per Share.

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
First half dividend(A)	—	290	252
Second half dividend(B)	386	284	261
Total dividend on ordinary shares paid	386	574	513
(A)Dividend of €0.62 per Share was paid in first half of 2019. Dividends of €0.26 per Share were paid in both first and second quarters of 2018.
(B)Dividend of €0.62 per Share was paid in second half of 2019. Dividends of €0.26 and €0.28 per Share were paid in the third and fourth quarters of 2018, respectively.

Dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During the year an incremental dividend accrual of €1 million has been recognised (2019: nil, 2018: €2 million).
Note 17
Total operating costs
The following tables summarise the significant cost items by nature within operating costs for the years presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Cost of inventory recognised as an expense	4,626	5,147	4,901
Write down of inventories (Note 8)	29	25	23
Logistics costs(A)	763	900	907
Depreciation of property, plant and equipment, excluding restructuring	544	549	446
Amortisation of intangible assets (Note 6)	62	52	51
Acquisition related costs	14	—	—
Out of period mark-to-market effects on undesignated derivatives	2	(2)	8
Restructuring charges, including accelerated depreciation(B)	368	130	274
(A)Logistics costs include warehousing and delivery costs to the final customer destination. They exclude depreciation and amortisation.

	31 December 2020	31 December 2019	31 December 2018
Employee costs	€ million	€ million	€ million
Wages and salaries	1,253	1,370	1,360
Social security costs	283	289	290
Pension and other employee benefits	119	112	118
Total employee costs	1,655	1,771	1,768
Directors’ remuneration information is disclosed in the Directors’ Remuneration Report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2020	2019	2018
	No. in thousands	No. in thousands	No. in thousands
Commercial	7.3	7.6	7.7
Supply chain	12.4	13.1	13.1
Support functions	2.5	2.6	2.7
Total average staff employed	22.2	23.3	23.5

	31 December 2020	31 December 2019	31 December 2018
(B) Restructuring	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 22)	242	80	236
Amount of provision unused (Note 22)	(7)	(15)	(23)
Accelerated depreciation and non-cash costs	121	39	22
Other cash costs(A)	12	26	39
Total restructuring costs	368	130	274
(A)Other cash costs primarily relate to professional fees, which include consultancy costs, legal fees and other costs directly associated with restructuring.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	159
Restructuring costs charged in arriving at operating profit for the years presented include restructuring costs arising under the following programmes and initiatives:
Accelerate Competitiveness
In October 2020, the Group announced a number of proposals aimed at improving productivity through the use of technology enabled solutions. Included in these proposals was the closure of certain production facilities, including Liederbach and Sodenthaler in Germany and Malaga in Iberia. These proposals continue the focus on network optimisation and site rationalisation of the Group, with the majority of the impacted activities to be transferred within our network of facilities in each respective territory.
The proposals are also expected to impact a number of functions across the Group, including business process technology, customer service, sales and marketing, and finance as the Group seeks to reduce complexity, improve efficiency and increase the use of technology.
During the year ended 31 December 2020, the Group has incurred restructuring charges related to this programme of €202 million, primarily made up of expected severance costs and accelerated depreciation. The total expenditure over the life of the programme is expected to be approximately €380 million. It is expected to be substantially complete by 31 December 2022.
Site closures in Germany
In January 2020, the Group announced proposals in Germany to close five distribution centres during the course of 2020 and a new commercial restructuring initiative relating to vending operations and sales functions. During the year ended 31 December 2020, restructuring charges of €78 million were recognised in connection with these proposals, primarily relating to severance costs and accelerated depreciation.
Transformation of cold drink operations
During 2019, the Group commenced a transformation project relating to our cold drink operations aimed at delivering a modern, differentiated and versatile equipment fleet to optimise net cooler placements throughout our markets. As part of this strategy, capital expenditure on cold drink equipment will focus on the introduction of a new, more cost effective cooler, whilst reducing maintenance and refurbishment support spending on our older equipment. As a result of the operational impact of the strategic changes, a restructuring charge was recognised for the year ended 31 December 2020 of €44 million (2019: €53 million), primarily relating to the write down and accelerated depreciation of aged cold drink equipment assets.
Supply chain site closure in Iberia
In 2016, as required by a Supreme Court ruling, CCIP created a new logistics centre (COIL) in Fuenlabrada, Spain and re-employed many of the workers who had been subject to a 2014 collective dismissal process at the same location. Following subsequent discussions with employee representatives, in November 2018 a COIL shutdown agreement was signed which effected the closure of the facility. For the year ended 31 December 2018, the Group recorded a related restructuring expense of €112 million, primarily related to severance costs. No further expenses were recognised in 2019 or 2020.
Supply chain site closure in GB
In January 2018, as part of productivity initiatives in Great Britain, the Group announced proposals to close its production facility in Milton Keynes and distribution centre in Northampton. The closures occurred during 2019. During the years ended 31 December 2019 and 31 December 2018, the Group recorded total expense of €20 million, primarily related to severance costs and accelerated depreciation, partially offset by a gain on the sale of the production facility in Milton Keynes. As at 31 December 2019 the programme was substantially complete.
Commercial restructuring initiatives
In 2018, commercial restructuring initiatives were announced in Germany relating to the full service vending business, and in 2019, commercial and supply chain restructuring initiatives were initiated relating to operational productivity. During the year ended 31 December 2019, the Group recorded expenses of €24 million in Germany for these initiatives, primarily related to severance costs. As at 31 December 2020 the programme is substantially complete.

160
Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	31 December 2020	31 December 2019	31 December 2018
	€ thousand	€ thousand	€ thousand
Audit of Parent Company and consolidated financial statements(A)	3,149	2,737	2,401
Audit of the Company’s subsidiaries	3,046	3,430	3,719
Total audit	6,195	6,167	6,120
Audit-related assurance services(B)	909	1,106	976
Other assurance services	279	236	101
Total audit and audit-related assurance services	7,383	7,509	7,197
All other services(C)	30	123	1,180
Total non-audit or non-audit-related assurance services	30	123	1,180
Total audit and all other fees	7,413	7,632	8,377
(A)Fees in respect of the audit of the accounts of the Company, including the Group's consolidated financial statements.
(B)Includes professional fees for interim reviews, reporting on internal financial controls, services related to the transaction entered into with CCE, TCCC, CCIP and CCEG, issuance of comfort letters for debt issuances, regulatory inspections, certain accounting consultations and other attest engagements.
(C)Represents fees for all other allowable services.
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
The following table summarises net finance costs for the years presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Interest income(A)	33	49	47
Interest expense on external debt(A)	(132)	(137)	(134)
Other finance costs(B)	(12)	(8)	(6)
Total finance costs, net	(111)	(96)	(93)
(A)Includes interest income and expense amounts, as applicable, on cross currency swaps used to hedge USD debt. Interest swap income amounts to €24 million, €36 million and €34 million for 2020, 2019 and 2018, respectively. Refer to Note 12 for further details.
(B)Other finance costs principally include amortisation of the discount on external debt and interest on leases.
Note 19
Related party transactions
For the purpose of these consolidated financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with TCCC
TCCC exerts significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2020, 19.3% of the total outstanding Shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through to 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10 year renewal. Additionally, two of the Group’s 17 Directors are nominated by TCCC.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	161
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
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Amounts affecting revenue(A)	50	66	59
Amounts affecting cost of sales(B)	(2,555)	(2,962)	(2,860)
Amounts affecting operating expenses(C)	8	(22)	(18)
Total net amount affecting the consolidated income statement	(2,497)	(2,918)	(2,819)
(A) Amounts principally relate to fountain syrup and packaged product sales.
(B) Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
(C) Amounts principally relate to certain costs associated with new product development initiatives. In 2020, amounts also include the reimbursement of certain marketing expenses.

The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	31 December 2020	31 December 2019
	€ million	€ million
Amounts due from TCCC	146	103
Amounts payable to TCCC	167	233
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. Receivables from TCCC are considered to be fully recoverable.
Refer to Note 1 for further information regarding the proposed acquisition of CCL, which includes the Co-operation agreement with TCCC with respect to the acquisition of TCCC’s 30.8% interest in CCL.
Transactions with Cobega companies
Cobega, S.A. (Cobega) exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As a result of the consummation of the Merger, Cobega, which previously owned 56% of CCIP, indirectly owned 20.6% of the total outstanding Shares in the Group as at 31 December 2020 through its ownership interest in Olive Partners, S.A.. Additionally, five of the Group’s 17 Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.
The principal transactions with Cobega are for the purchase of packaging materials, juice concentrate and maintenance services for vending machines. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Amounts affecting revenue(A)	1	1	3
Amounts affecting cost of sales(B)	(43)	(68)	(85)
Amounts affecting operating expenses(C)	(8)	(10)	(14)
Total net amount affecting the consolidated income statement	(50)	(77)	(96)
(A) Amounts principally relate to packaged product sales.
(B) Amounts principally relate to the purchase of packaging materials and concentrate.
(C) Amounts principally relate to certain costs associated with maintenance and repair services.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	31 December 2020	31 December 2019
	€ million	€ million
Amounts due from Cobega	4	3
Amounts payable to Cobega	14	16
There are no significant transactions with other related parties in the periods presented.

162
Transactions with key management personnel
Key management personnel are the members of the Board of Directors and the members of the Executive Leadership Team. The following table summarises the total remuneration paid or accrued during the reporting period related to key management personnel:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	20	35	23
Post-employment benefits	1	1	1
Share-based payments	6	9	9
Termination benefits	5	—	—
Total	32	45	33
(A) Short-term employee benefits include wages, salaries and social security contributions, paid annual leave and paid sick leave, paid bonuses and non-monetary benefits.
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
Deferred tax liabilities are recognised for all taxable temporary differences, except:
•When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•In respect of taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:
•When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•In respect of deductible temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	163
Income tax is recognised in the consolidated income statement. Income tax is recognised in other comprehensive income or directly in equity to the extent that it relates to items recognised in other comprehensive income or in equity.
2020, 2019 and 2018 results
The following table summarises the major components of income tax expense for the periods presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Current income tax:
Current income tax charge	230	330	315
Adjustment in respect of current income tax from prior periods	3	(20)	4
Total current tax	233	310	319
Deferred tax:
Relating to the origination and reversal of temporary differences	(73)	45	21
Adjustment in respect of deferred income tax from prior periods	(6)	6	(6)
Relating to changes in tax rates or the imposition of new taxes	43	3	(38)
Total deferred tax	(36)	54	(23)
Income tax charge per the consolidated income statement	197	364	296
The following table summarises the taxes on items recognised in other comprehensive income (OCI) and directly within equity for the periods presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Taxes charged/(credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges	(4)	2	(3)
Deferred tax on net gain/loss on net investment hedges	—	—	(41)
Current tax on net gain/loss on net investment hedges	—	—	41
Deferred tax on net gain/loss on pension plan remeasurements	(16)	(12)	—
Total taxes charged/(credited) to OCI	(20)	(10)	(3)
Taxes charged/(credited) to equity:
Deferred tax charge/(credit): share-based compensation	1	(2)	12
Current tax charge/(credit): share-based compensation	(3)	(4)	(5)
Total taxes charged/(credited) to equity	(2)	(6)	7
The effective tax rate was 28.3%, 25.0% and 24.6% for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, respectively. The parent company of the Group is a UK company. Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	31 December 2020	31 December 2019	31 December 2018
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	695	1,454	1,205

Tax expense at the UK statutory rate	132	276	229
Taxation of foreign operations, net(A)	23	89	81
Non-deductible expense items for tax purposes	6	4	30
Rate and law change impact, net(B)(C)(D)(E)(F)	43	3	(38)
Deferred taxes not recognised	(4)	6	(4)
Adjustment in respect of prior periods	(3)	(14)	(2)
Total provision for income taxes	197	364	296
(A) This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 19% (2019: 19%, 2018: 19%), as well as the benefit of some income being fully or partially exempt from income taxes due to various operating and financing activities.
(B) In 2020, the UK enacted a law change that retained the rate of 19% from 2020 reversing a previously enacted decrease to 17%. The Group recognised a deferred tax expense of €37 million to reflect the impact of this change.
(C) In 2020, the Netherlands enacted a law change which held the tax rate at 25% with effect from 2021. This reverses the previously enacted reduction to 21.7% from 2021. The Group recognised a deferred tax expense of €6 million to reflect the impact of this amendment. In 2018, the Netherlands enacted a staggered reduction in the tax rate from 25% in 2018 to 20.5% in 2021 and deferred tax balances were adjusted accordingly. The Group recognised a deferred tax benefit of €9 million to reflect the impact of the rate reduction. In 2019, the ultimate level to which the rate will reduce was increased to 21.7%. The Group recognised a deferred tax expense of €2 million to reflect the impact of this amendment.
(D) In 2019, France enacted two law changes that decelerated the trajectory of the rate reduction from 33.33% to 25% effective for tax years beginning on or after
1 January 2019. The Group recognised a net deferred tax expense of €1 million to reflect the impact of these changes.
(E) In 2018, the Basque territory enacted a law change which reduced the rate of tax from 28% in prior years, to 26% in 2018 and 24% from 2019. Additionally, the rules relating to the use of tax credits changed. The Group recognised a deferred tax benefit of €23 million to reflect the impact of this change.
(F) In 2018, Sweden enacted an incremental corporate income tax rate reduction from 22%, ultimately reaching 20.6%, effective 1 January 2021. As a result, the Group recognised a deferred tax benefit of €5 million to reflect the impact of this change.

164
Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the periods presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2018	1,949	212	15	(4)	(81)	(12)	41	2,120
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	2	10	(10)	—	36	9	4	51
Effect of tax rate changes on income statement	2	1	—	—	—	—	—	3
Amounts charged/(credited) directly to OCI	—	—	2	—	(12)	—	—	(10)
Amount charged/(credited) to equity	—	—	—	—	(2)	—	—	(2)
Effect of movements in foreign exchange	13	1	—	—	—	—	—	14
As at 31 December 2019	1,966	224	7	(4)	(59)	(3)	45	2,176
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(9)	(40)	(8)	(2)	(14)	(7)	1	(79)
Effect of tax rate changes on income statement	39	4	—	—	(1)	—	1	43
Amounts charged/(credited) directly to OCI	—	—	(4)	—	(16)	—	—	(20)
Amount charged/(credited) to equity	—	—	—	—	1	—	—	1
Effect of movements in foreign exchange	(14)	(1)	(1)	—	—	—	2	(14)
As at 31 December 2020	1,982	187	(6)	(6)	(89)	(10)	49	2,107
The total net deferred tax liability of €2,107 million at 31 December 2020 is presented in the consolidated statement of financial position as deferred tax assets of €27 million and deferred tax liabilities of €2,134 million. Other net deferred tax liabilities as at 31 December 2020 include a €39 million liability arising on assets capitalised under IFRS but expensed for tax, and a €22 million liability related to purchase accounting on earlier transactions in an acquired entity.
Unrecognised tax items
The utilisation of tax losses and temporary differences carried forward, for which no deferred tax asset is currently recognised, is subject to the resolution of tax authority enquiries and the achievement of positive income in periods which are beyond the Group’s current business plan, and therefore this utilisation is uncertain. In respect of unused tax losses and other attributes carried forward, deferred tax assets of €463 million, €493 million and €544 million have not been recognised as at 31 December 2020, 31 December 2019 and 31 December 2018, respectively. As at 31 December 2020, the net recognised tax losses carried forward totalled €6 million. Of these, €4 million expire between 2026 and 2029. As at 31 December 2020, the Group recognised tax credits carried forward totalling
€10 million, which expire between 2043 and 2050.
As at 31 December 2020, no deferred tax liability has been recognised in respect of €139 million of unremitted earnings in subsidiaries, associates and joint ventures.
Tax provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk. As at 31 December 2020, €136 million of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	165
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
During the years ended 31 December 2020, 31 December 2019 and 31 December 2018, compensation expense related to our share-based payment plans totalled €14 million, €15 million and €17 million, respectively.
Share options
Share options (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant, (2) generally vest in three annual tranches over a period of 36 months and (3) expire 10 years from the date of grant. Generally, when options are exercised, new Shares will be issued rather than issuing treasury Shares, if available. No options were granted during the years ended 31 December 2020, 31 December 2019 and 31 December 2018. All options outstanding as at 31 December 2020, 31 December 2019 and 31 December 2018 were valued and had exercise prices in US dollars.
The following table summarises our share option activity for the periods presented:

	2020		2019		2018
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	4,815	29.8	6,542	26.51	8,579	23.58
Granted	—	—	—	—	—	—
Exercised	(761)	19.79	(1,722)	17.33	(2,037)	14.16
Forfeited, expired or cancelled	(3)	31.97	(5)	19.23	—	—
Outstanding at end of year	4,051	31.68	4,815	29.8	6,542	26.51
Options exercisable at end of year	4,051	31.68	4,815	29.8	6,542	26.51
The weighted average Share price during the years ended 31 December 2020, 31 December 2019 and 31 December 2018 was US$42.71, US$52.73 and US$41.91, respectively.
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2020		2019		2018
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
5.00 to 15.00	—	—	—	—	713	0.84
15.01 to 25.00	931	1.75	1,681	2.31	2,459	2.94
25.01 to 40.00	3,120	3.85	3,134	4.59	3,370	5.84
Total	4,051	3.37	4,815	3.79	6,542	4.21

166
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
There were 0.2 million, 0.3 million and 0.3 million unvested RSUs outstanding with a weighted average grant date fair value of US$41.77, US$42.06 and US$39.51 as at 31 December 2020, 31 December 2019 and 31 December 2018, respectively.
PSU awards entitle the participant to the same benefits as RSUs. They generally vest subject to continued employment for a period of at least 36 months and the attainment of certain performance targets. There were 1.1 million, 1.2 million and 1.2 million of unvested PSUs with weighted average grant date fair values of US$40.45, US$42.53 and US$42.66 outstanding as at 31 December 2020, 31 December 2019 and 31 December 2018, respectively.
The PSUs granted in 2018, 2019 and 2020 vest after three years and are subject to two equally weighted performance conditions: compound annual growth rate of earnings per share, and return on invested capital (ROIC), both measured over a three year period. For the PSUs granted in 2020 an additional sustainability metric, focused on the reduction of greenhouse gas emissions (CO2e) across our entire value chain, was included, with a 15% weighting.
Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted Stock Units and Performance Share Units	2020	2019
Grant date fair value - service conditions (US$)	34.45	48.60
Grant date fair value - service and performance conditions (US$)	33.46	47.74
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
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2018	223	16	13	252
Charged/(credited) to profit or loss:
Additional provisions recognised	80	2	1	83
Unused amounts reversed	(15)	—	(2)	(17)
Utilised during the period	(121)	(1)	(1)	(123)
Translation	1	—	—	1
As at 31 December 2019	168	17	11	196
Charged/(credited) to profit or loss:
Additional provisions recognised	242	—	4	246
Unused amounts reversed	(7)	—	—	(7)
Utilised during the period	(193)	—	(1)	(194)
Translation	(2)	(2)	—	(4)
As at 31 December 2020	208	15	14	237
Non-current	63	15	5	83
Current	145	—	9	154
As at 31 December 2020	208	15	14	237
(A)Other provisions primarily relate to property tax assessment provisions and legal reserves and are not considered material to the consolidated financial statements.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	167
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
The period over which the decommissioning liabilities on leased buildings and cold drink equipment will be settled ranges from 1 to 30 years and 4 to 9 years, respectively.
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
Guarantees
In connection with ongoing litigation in certain territories, guarantees of approximately €310 million have been issued to the authorities. The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation. In addition, we have approximately €45 million of guarantees issued to third parties through the normal course of business. The guarantees have various terms, and the amounts represent the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.
Commitments
Commitments beyond 31 December 2020 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.2 billion as at 31 December 2020. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €50 million as at 31 December 2020. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.
Lease agreements
As at 31 December 2020, the Group had committed to a number of lease agreements that have not yet commenced. The minimum lease payments for these lease agreements totalled €18 million.

168
Note 23
Other assets
The following table summarises the Group’s other current assets as at the dates presented:

	31 December 2020	31 December 2019
Other current assets	€ million	€ million
Prepayments	61	65
VAT receivables	34	44
Miscellaneous receivables	109	132
Assets held for sale	20	18
Total other current assets	224	259
The following table summarises the Group’s other non-current assets as at the dates presented:

	31 December 2020	31 December 2019
Other non-current assets	€ million	€ million
VAT receivables	208	201
Retirement benefit surplus (Note 15)	43	38
Other	86	82
Total other non-current assets	337	321
VAT receivables
As at 31 December 2020, included within other non-current assets, the Group has a VAT receivable of €208 million, relating to the dispute that began in 2014 between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region) as to the responsibility for refunding the VAT to CCEP.
Under relevant tax laws in Spain, conflicts between jurisdictions are ruled by a special Arbitration Board and the refund of the VAT is mandated following the resolution of the issue at the Arbitration Board. However, to date, the Arbitration Board has not ruled on the issue and Spanish legislation offers limited mechanisms for a taxpayer to force the expedition of matters before the Arbitration Board. The outstanding VAT receivable as at 31 December 2020 remains classified as non-current due to the continued delay in the resolution of the matter by the Arbitration Board. We believe it remains a certainty that the amount due plus interest will be refunded to CCEP once the Arbitration Board rules.
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
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings. To manage interest rate risk, the Group maintains a significant proportion of its borrowings at fixed rates. Approximately 95% and 91% of the Group’s interest bearing borrowings were comprised of fixed rate borrowings at 31 December 2020 and 31 December 2019, respectively. The Group has not entered into any interest rate swap agreements or other such instruments to hedge its interest rate risk during the periods presented.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €2 million, €4 million and €6 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt. This estimate does not include the effects of other actions to mitigate this risk or changes in the Group’s financial structure.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	169
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

	Change in currency rate	€ strengthens against US$	€ weakens against US$
Effect on profit before tax and pre-tax equity	%	€ million	€ million
Year ended 31 December 2020	10	33	(36)
Year ended 31 December 2019	10	87	(95)
Year ended 31 December 2018	10	85	(93)
Commodity price risk
The competitive marketplace in which the Group operates may limit its ability to recover increased costs through higher prices. As such, the Group is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminium, PET (plastic, including recycled PET), steel, sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Group to establish the purchase price for certain commodities. Certain suppliers restrict the Group’s ability to hedge prices through supplier agreements. As a result, commodity hedging programmes are entered into and generally designated as hedging instruments. Refer to Note 12 for more information. Typically, up to 80% of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties. The Group estimates that a 10% change in the market price of these commodities over the current market prices would affect operating profit during the next 12 months by approximately €47 million. This does not take into account the effects of derivative instruments used to manage exposure to this risk or pricing agreements in place.
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
Credit is extended in the form of payment terms for trade to customers of the Group, consisting of retailers, wholesalers and other customers, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Depending on the risk profile of certain customers, we may also seek bank guarantees. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted. Trade accounts receivable are carried at net realisable value. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Exposure to losses on receivables is monitored, and allowances for potential losses or adjustments are maintained. Allowances are determined by: (1) evaluating the ageing of receivables; (2) analysing the history of adjustments; and (3) reviewing high risk customers. Past due receivable balances are written off when the Group’s efforts have been unsuccessful in collecting the amount due. Credit insurance on a portion of the accounts receivable balance is also carried.

170
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
The Group has amounts available for borrowing under a €1.5 billion multi currency credit facility with a syndicate of 10 banks. This credit facility matures in 2025 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2020, the Group had no amounts drawn under this credit facility.
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

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2020
Trade accounts payable	2,356	2,356	—	—	—
Amounts payable to related parties	181	181	—	—	—
Borrowings	7,323	798	1,207	970	4,348
Derivatives	77	62	15	—	—
Lease liabilities	383	100	128	56	99
Total financial liabilities	10,320	3,497	1,350	1,026	4,447
31 December 2019
Trade accounts payable	2,332	2,332	—	—	—
Amounts payable to related parties	249	249	—	—	—
Borrowings	6,530	772	1,676	957	3,125
Derivatives	41	28	13	—	—
Lease liabilities	396	115	152	62	67
Total financial liabilities	9,548	3,496	1,841	1,019	3,192
Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and appropriate capital ratios are maintained to support the Group’s business and maximise shareholder value. The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Standard & Poor’s (S&P) are A3 and BBB+, respectively. The ratings outlook for Moody’s is on review for downgrade and for S&P on credit watch negative, which follows the Group’s announced intention to fund the acquisition of CCL fully or partially with debt. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	171
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
Standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

172
Note 26
Significant events after the reporting period
In connection with the proposed closure of the GB defined benefit plan to future accrual, in January 2021 consultation with the employee representatives was finalised. The Group has subsequently announced that the plan will close to future accrual as of 31 March 2021. The related prior service cost/gain will be recognised in the year ended 31 December 2021 and is not expected to be material.
The UK Budget 2021 announcements on 3 March 2021 included a proposal to increase the UK corporation tax rate from 19% to 25%, effective from 1 April 2023. This change was not substantively enacted as at the balance sheet date and hence has not been reflected in the measurement of deferred tax balances at the period end. If the Group’s deferred tax balances as at 31 December 2020 were remeasured at 25% this would result in a deferred tax charge of approximately €100 million.
Note 27
Group companies
In accordance with section 409 of the Companies Act 2006, a full list of the Company’s subsidiaries, partnerships, associates, joint ventures and joint arrangements as at 31 December 2020 is disclosed below, along with the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by CCEP plc.

Name	Country of incorporation	% equity interest	Registered address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042, Madrid
Aguas De Cospeito, S.L.U.	Spain	100%	Crta. Pino km. 1 - 2, 27377, Cospeito, Lugo, Spain
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria, Burgos
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Monasterio de las huelgas, 7, Pol.ind.Alcalde Caballero, 50014, Zaragoza
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km. 3- 35250, ingenio, Gran Canaria
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Monasterio de las huelgas, 7, Pol.ind.Alcalde Caballero, 50014, Zaragoza
Amalgamated Beverages Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
BBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda. Alcalde Alfonso Molina, s/n- 15007, A Coruña
Beganet, S.L.U.	Spain	100%	Avda. Paisos Catalans, 32 – 08950, Esplugues de Llobregat
BH Holdings Lux Commandite SCS	Luxembourg	100%(B)	2, Rue des Joncs, L-1818, Howald
BH Holdings Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
BH Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
BH SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105, Reykjavík
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Watermanweg 30, 3067 GG, Rotterdam
Bottling Holdings Europe Limited	United Kingdom	100%(A)(E)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holding France SAS	France	100%	9, chemin de Bretagne, 92784, Issy-les-Moulineaux
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245, Berlin
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%	Stralauer Allee 4, 10245, Berlin
CC Iberian Partners Gestion S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042, Madrid
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstraße 20 06126 Halle, Saale
CCEP Australia Pty Ltd	Australia	100%	Level 17, 8 Chifley, 8 - 12 Chifley Square, Sydney NSW 2000
CCEP Finance (Ireland) Designated Activity Company	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2, Ireland
CCEP Group Services Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Holdings (Australia) Limited	United Kingdom	100%(A)(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Holdings (Australia) Pty Ltd	Australia	100%(A)	Level 17, 8 Chifley, 8 - 12 Chifley Square, Sydney NSW 2000
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, 1470, Lørenskog
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87, Haninge

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	173

Name	Country of incorporation	% equity interest	Registered address
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Scottish Limited Partnership	United Kingdom	100%	52 Milton Road, East Kilbride, Glasgow, Scotland, G74 5DJ
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042, Madrid
Classic Brand (Europe) Designated Activity Company	Ireland	100%	4th Floor, 25-28 Adelaide Road, D02 RY98, Dublin 2
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 - 08950, Esplugues de Llobregat
Coca-Cola European Partners (Initial LP) Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners (Scotland) Limited	United Kingdom	100%	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ
Coca-Cola European Partners Belgium SPRL	Belgium	100%	Chaussée de Mons 1424, 1070, Brussels
Coca-Cola European Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245, Berlin
Coca-Cola European Partners France SAS	France	100%(G)	9, chemin de Bretagne, 92784, Issy-les-Moulineaux
Coca-Cola European Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Holdings US, Inc.	United States	100%(A)(D)	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware
Coca-Cola European Partners Iberia, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042, Madrid
Coca-Cola European Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110, Reykjavik
Coca-Cola European Partners Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Coca-Cola European Partners Nederland B.V.	Netherlands	100%	Watermanweg 30, 3067 GG, Rotterdam
Coca-Cola European Partners Norge AS	Norway	100%	Robsrudskogen 5, 1470, Lørenskog
Coca-Cola European Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Portugal Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas, 2929- 509, Azeitão, Setúbal
Coca-Cola European Partners Services Bulgaria EOOD	Bulgaria	100%	48, Sitnyakovo Blvd, Serdika Center, Office Building, floor 5, 1505, Sofia
Coca-Cola European Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola European Partners Services SPRL	Belgium	100%(C)	Chaussée de Mons 1424, 1070, Brussels
Coca-Cola European Partners Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87, Haninge
Coca-Cola European Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware
Coca-Cola European Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware
Coca-Cola Immobilier SCI	France	100%(G)	9, chemin de Bretagne, 92784, Issy-les-Moulineaux
Coca-Cola Production SAS	France	100%	Zone d’entreprises de Bergues, Commune de Socx, 59380, Bergues

174

Name	Country of incorporation	% equity interest	Registered address
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18-3ª (Granda) Siero - 33006, Oviedo
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042, Madrid
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet, 36, 46930, Quart de Poblet
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57 - 48960 Galdakao, Bizkaia
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042, Madrid
Conversia IT, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042, Madrid
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford, 25, Manzana 19, Complejo Pq. Ind. Juan Carlos I , 46220 Picassent, Valencia
Foodl B.V.	Netherlands	33%	HNK Utrecht West, V.08, Weg der Verenigde Naties 1, 3527 KT Utrecht
GBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche – 21200, Dijon
Innovative tap solutions inc.	United States	26%	310 North Wolf Road, Wheeling, IL 60090, USA
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Bedienden-Arbeiders OFP	Belgium	100%	Bergensesteenweg 1424 – 1070, Brussels
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Kaderleden OFP	Belgium	100%	Bergensesteenweg 1424 – 1070, Brussels
Iparbal, 99 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao, Bizkaia
Iparsoft, 2004 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao, Bizkaia
KOL SAS	France	25%	12 rue d'Anselme, 93400 Paris, France
Kollex GmbH	Germany	25%	Genthiner Straße 32, 10785, Berlin
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao, Bizkaia
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnológico de Leganes- 28919, Leganes
Peña Umbria, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet, 36 - 46930, Quart de Poblet
Refecon Aguas - Sociedade Industrial De Bebidas, Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309 La Rinconada, Sevilla
Refrige SGPS, Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal
Roalba, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao, Bizkaia
Solares y Edificios Norteños, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao, Bizkaia
StarStock Ltd	United Kingdom	26%	Dane Mill, Broadhurst Lane, Congleton, Cheshire, England, CW12 1LA
Svenska Brettbolaget AB	Sweden	19.6%	Greg Turegatan 9, 114 46, Stockholm
WB Investment Ireland 2 Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
WBH Luxembourg SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
WIH UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Wir Sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245, Berlin
(A)100% equity interest directly held by Coca-Cola European Partners plc.
(B)Class A and B ordinary shares.
(C)Class A, B and C ordinary shares.
(D) Including preference shares issued to the Group.
(E)38.3% equity interest directly held by Coca-Cola European Partners plc (100% of A ordinary shares in issue).
(F)10% equity interest directly held by Coca-Cola European Partners plc.
(G)Group shareholding of 99.99% or greater.
(H)Class A and B shares. The Group holds 49% of Class B shares.

188
Risk factors
This section examines the risks Coca-Cola European Partners (CCEP) faces as a business. These risks may change over time.
Business continuity and resilience
COVID-19 could adversely impact our business and financial results.
Global or regional health pandemics impact our business and financial results. COVID-19 is a global stress event that is impacting the entire CCEP value chain, causing disruption that requires well thought out business continuity plans and response strategies. COVID-19 can cause high levels of employee absence, and requires employees to be flexible with working from home when lockdowns are announced in our territories. In addition, there could be widespread supplier issues, including risks of access to raw materials, specialist parts and labour being impacted due to cross border restrictions on travel and movement of goods and services; the closure of entire customer sectors (e.g. leisure, restaurants, pubs and bars); and changing consumer habits.
Such events could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
Global or regional catastrophic events could negatively impact our business and financial results.
Our business may be affected by major information technology (IT) outages, large scale natural disasters or terrorist acts, specially those occurring in our territories or other major industrialised countries. Other catastrophic events that could affect our business include the loss of senior employees, shortages of key raw materials, the outbreak or escalation of armed hostilities or widespread outbreaks of infectious disease such as COVID-19.
Such events in the geographic regions where we do business could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
Packaging
Waste and pollution, and the legal and regulatory responses to these issues, could adversely impact our business.
Waste and pollution, particularly plastic and packaging waste, is a global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as land or marine litter. Concern about this, and the environmental impacts of our packaging has led to laws and regulations that aim to increase the collection and recycling of our packs, reduce packaging, through limiting the use of single use plastic, introduce quotas for refillable packaging, reduce waste and littering, and introduce specific packaging design requirements. For example, circular economy legislation has been introduced in France that requires a 50% reduction in the number of single use plastic bottles by 2030 and the phasing out of single use plastic packaging entirely by 2040, and in Great Britain (GB) there are various regulatory proposals related to packaging, including the introduction of deposit return schemes (DRS) and a move towards extended producer responsibility.
If we fail to engage sufficiently with stakeholders to address concerns about packaging and recycling, or we are not able to adapt our business to new legislation and regulation, it could result in higher costs through packaging taxes, producer responsibility reform, damage to corporate reputation or investor confidence and a reduction of consumer acceptance of our products and packaging.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	189
Cyber and social engineering attacks
and IT infrastructure
Cyber attacks, or a deficiency in CCEP’s cybersecurity or a customer’s or supplier’s cybersecurity, could negatively impact our business.
As our reliance on IT increases, so will the risks posed to our internal and third party systems from cyber incidents.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our data or information systems. It could involve gaining unauthorised access to systems, either unintentionally or through an intentional attack (such as a criminal attack, hacking or a computer virus), to disrupt operations, corrupt data, steal confidential information, achieve financial gain or threaten our Company or employees.
Our business processes require high levels of integration between our IT systems and the systems of third parties (suppliers, customers, business partners). A cyber incident at any of those third parties can either spread to CCEP’s systems or indirectly have a negative impact on CCEP’s ability to operate.
Companies that CCEP invests in, or that CCEP acquires, add to the risk exposure for cyber and social engineering attacks of our Company. Any cyber incident at those organisations can have a negative impact (operationally, financially, reputationally) on CCEP.
A cyber incident could disrupt our operations, compromise or corrupt data, or damage our brand image. Like many companies, hackers target us, our customers and suppliers with social engineering attacks. While we have procedures and training in place to protect us against these types of attacks, they can be successful, which could also disrupt our operations, compromise or corrupt data, or damage our brand reputation. All of these outcomes could negatively impact our financial results.
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
For example, adverse economic conditions decrease individuals’ disposable income and propensity to consume, leading to the purchase of cheaper private label brands, or avoiding buying beverage products altogether. Those consumers who do continue to buy our products may shift away from higher margin products and packages. A weak economic climate could also increase the likelihood of customer delinquencies and bankruptcies, which would increase the risk of accounts being deemed uncollectable. For these reasons a slowing economy would likely adversely impact our business, operational results, financial condition and share price.
Economic growth, globally and in the EU, faces a slowdown and markets continue to be volatile. A downward trend of growth started in 2019, with Germany narrowly avoiding recession, and accelerated as the global spread of COVID-19 caused significant declines in global gross domestic product growth. Concerns remain about future interest rate changes and there is continuing uncertainty around how major economies recover from COVID-19, and how central banks reduce their significant monetary stimulus. These factors could directly impact our business, operational results, financial conditions and share price. Central bank support in funding deficits could, if not carefully unwound, result in sovereign debt concern in certain territories. Whether real or perceived, this could result in the availability of capital being limited, which may restrict our liquidity.
Even in the absence of a market downturn, CCEP is exposed to substantial risk from volatility in areas such as consumer spending and capital markets conditions, which may adversely affect the business and economic environment. This in turn may adversely affect our business performance and share price.
Beyond the international economic situation, there is political risk stemming from increased polarisation, and the emergence of nationalist/left wing parties in certain regions that have alternative economic priorities regarding EU unity compared to their incumbent governments. While this risk has decreased in the past 12 months, it does remain and could affect the economic situation in the EU, which could negatively impact our business and financial results.
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

190
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
The quality of the materials or finished goods delivered to us could be lower than expected. If this happens, we may need to substitute those items for ones that meet our standards, or replace underperforming suppliers. This could disrupt our operations and adversely affect our business. We continue to sign long-term supply agreements with suppliers meeting our specifications and put contingency plans in place.
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
The deterioration in political unity within the EU could significantly impact our financial results and reduce our competitiveness in the marketplace.
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
If it becomes necessary for us to conduct our business in additional currencies, we would be subjected to additional earnings volatility as amounts in these currencies are translated into euros. The intended acquisition of Coca-Cola Amatil Limited (CCL) will significantly increase the amount of foreign exchange translation risk that CCEP carries.
The UK’s exit from the EU could impact our profits.
On 24 December 2020, the EU and the United Kingdom (UK) reached agreement on an EU-UK Trade and Cooperation Agreement (TCA). The TCA will govern the future relationship between the EU and the UK following the end of the transition period and consists of a free trade agreement, a partnership for citizens’ security and a horizontal agreement on governance.
Besides trade in goods and services, the TCA also covers a broad range of areas, such as investment, competition, state aid, tax transparency, air and road transport, energy and sustainability, data protection, and social security coordination. Separately, the EU and the UK agreed a nuclear cooperation agreement and an agreement on security procedures for exchanging and protecting classified information. The TCA provides that the EU and the UK may agree to additional agreements covering other areas of cooperation in the future.
The EU will provisionally apply the TCA from 1 January until 28 February 2021, while it is awaiting endorsement by the European Parliament and ratification. The UK Parliament overwhelmingly voted in favour of the deal on 30 December 2020 and it received Royal Assent.
The near and medium-term impact of Brexit is unclear and there's uncertainty about the future relationship between the UK and the EU. However, we continue to manage the practical changes, working with both customers and suppliers as well as internally continuing to execute the necessary changes to our process to manage any administrative impact, including border and customs requirements.
Political instability could negatively impact our operations and profits.
We continue to be exposed to risks associated with political instability in different parts of our territories. For example, the instability in Catalonia impacting the Spanish economy. While this risk may be dormant, the situation could quickly deteriorate, leading to major instability.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	191
Market
We may not be able to respond successfully to changes in the marketplace.
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and speciality beverage companies. Our response to continued and increased competitor and customer consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, external factors such as the widespread outbreak of infectious disease (e.g. COVID-19) may adversely affect the market.
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
Legal, regulatory and tax
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
In addition, taxes or other charges imposed on the sale of our products could increase costs or cause consumers to purchase fewer of them. Many countries in Europe, including countries in which CCEP operates, are looking to implement or increase such taxes. These may relate, for example, to the use of non-recycled plastic in beverage packaging, or the use of sugar or other sweeteners in our beverages (see also the risk factors regarding packaging and perceived health impact of our beverages and ingredients, and changing consumer buying trends).
On a European level the regulation adopted in December 2020 laying down the EU’s multi annual financial framework for 2021-2027 includes an “own resource”, applicable as from 1 January 2021, which consists of the application of a uniform call rate to the weight of plastic packaging waste generated in each member state that is not recycled. The uniform call rate will be €0.80 per kilogram. Every EU member state decides how to collect the money needed to fulfil its contribution. However, we expect some member states to install some sort of recoupment mechanism (a tax) at national level to retrieve the outlays made to the EU. Spain has already proposed a unique plastic tax to be implemented in 2021, and GB is expected to introduce a plastic tax independent of the European levy by April 2022.
EU member states are in the process of adopting implementing regulations to comply with the obligations of the Single Use Plastics Directive. The obligations include a 90% collection target for plastic bottles by 2029, a requirement that plastic bottles contain at least 30% recycled content by 2030 and a requirement for plastic beverage bottles to include tethered closures by 2024. The deadline for transposing the Single Use Plastics Directive into national law is 3 July 2021. Some member states go further than the minimum requirements of the Directive and have adopted stricter regulations. For example, circular economy legislation has been introduced in France, which requires a 50% reduction in the number of single use plastic bottles by 2030 and the phasing out of single use plastic packaging entirely by 2040.
In addition to legislative initiatives at EU level, several countries in which we operate also have or are planning other legislative or regulatory measures to reduce the use of single use plastics, including plastic beverage bottles, and/or to increase plastic collection and recycling. Such measures may include implementing a DRS under which a deposit fee is added to the consumer price, which is refunded to them if and when the bottle is returned. Other measures may include rules on recycled content, individual collection or recycling targets, or a ”plastic tax”. In GB, as part of our producer responsibility obligations, we are required to purchase Packaging Recovery Notes (PRN) to show that we meet our responsibilities for recycling and recovery of packaging waste. While we have processes in place to manage our PRN exposure, we are subject to price volatility in PRN, which could increase costs for our business in the future.

192
DRS for plastic beverage bottles currently exist in some of the countries in which we do business, such as in Norway (which is part of the European Economic Area (EEA) but is not an EU member state), the Netherlands (which has recently extended its DRS to cover all PET bottles from July 2021), Germany and Sweden. Other countries have recently adopted regulations for DRS for beverage packaging (such as Scotland where DRS will start in July 2022 that includes PET plastic, cans and glass) or have adopted legislation paving the way for DRS (such as Portugal, England and Wales, and recently Belgium).
In addition to the regulations on packaging, plastic and waste in general, concern over climate change has led to more environmental legislative and regulatory initiatives at an EU and national level. These include areas such as greenhouse gas (GHG) emissions, water use and energy efficiency. At the EU level, as part of the EU Green Deal, the proposed European Climate law provides for a significant increase in the EU GHG emissions reduction target for 2030, in line with the EU’s goal of becoming carbon neutral by 2050. Also, at a national level, we have seen a number of countries in which we operate introduce, or start the process of introducing, legislation and regulation.
Additional taxes levied on CCEP could harm our financial results.
CCEP’s tax filings for various periods are or may be subject to current or future audit by tax authorities. These audits may result, or have resulted, in assessments of additional taxes, as well as interest and/or penalties, and could adversely affect our financial results.
For example, the US Internal Revenue Service (IRS) may seek to examine the Merger between Coca-Cola Enterprises, Inc. (CCE), Coca-Cola Iberian Partners, S.A. (CCIP) and Coca-Cola Erfrischungsgetränke GmbH (CCEG), and may not agree with our positions, potentially causing material adverse tax consequences. The US tax returns for that period were filed in 2017 and generally, the IRS have a three year period to enquire into the submitted tax returns, however the three year statute could be extended due to specific facts and circumstances. Although we believe our positions with respect to the Merger are consistent with relevant authorities, there can be no assurance that the IRS will not take a contrary view.
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
A GDPR violation could lead to fines of up to 4% of our global annual turnover, as well as negatively affect our reputation. Since the recent European Court of Justice Schrems II ruling, EU personal data transfers to third countries are subject to new compliance requirements, including risk assessments of foreign government surveillance, execution of standard contractual clauses with third parties and potential supplemental measures. These requirements will also apply to transfers of EU personal data to the UK, in case the European Commission does not find the level of protection of personal data (adequacy finding) offered by the UK as suitable, at the end of the extension period (four months from 1 January 2021 – extendible to six months). Non-compliance with such transfer requirements would result in a GDPR violation.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	193
Violations of the above, including anti-corruption, GDPR, economic sanctions, competition law or other applicable laws and regulations are punishable by civil and sometimes criminal penalties for individuals and companies. These penalties can vary from fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) to revocations or restrictions of licences, as well as criminal fines and imprisonment. Potentially any violation within one of these compliance risk areas could have a negative impact on our reputation and consequently on our ability to win future business.
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
In general, for US federal income tax purposes, a corporation is considered a tax resident in the jurisdiction of its organisation or incorporation. Because CCEP is incorporated under the laws of England and Wales, it would generally be classified as a non-US corporation (and therefore a non-US tax resident) under these rules. However, section 7874 of the US Internal Revenue Code of 1986, as amended (IRC), provides an exception under which a non-US incorporated entity may, in certain circumstances, be treated as a US corporation for US federal income tax purposes.
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
In the US, the UK and other countries in which CCEP and its affiliates do business, government agencies such as the US Congress and HM Revenue & Customs (HMRC) are looking into a number of issues related to the taxation of multinational corporations. One key area of focus is “base erosion and profit shifting”, where multinational groups artificially shift profits from a higher tax jurisdiction to a lower tax jurisdiction. As a result, tax laws in these countries could change on a prospective or retroactive basis. Any such changes could adversely affect our business and its affiliates, and there is no assurance that we would be able to maintain any particular worldwide effective corporate tax rate.
Our business may be subject to US federal tax withholding as a result of the subscription for CCEP Shares in exchange for property.
If certain US Treasury regulations applied, our business could be treated as having received a distribution as a result of the subscription for CCEP Shares by a US company. The amount of such deemed distribution could be substantial, and would be subject to US withholding tax (at a rate of 5%) under the Treaty.
We do not believe that such regulations apply under the particular facts and circumstances of the Merger. However, there can be no assurance that the US IRS will not take a contrary view.
Climate change and water
Global issues such as climate change, resource and water scarcity, and the legal and regulatory responses to these issues, could adversely impact our business.
Climate change – caused by GHG emissions, in part from businesses such as ours – is resulting in global average temperature increases and extreme weather conditions around the world. This has an adverse impact on our business. CCEP’s products rely heavily on water, and climate change may exacerbate water scarcity and cause a deterioration of water quality in affected regions. It could also decrease agricultural productivity in certain regions of the world, which could limit the availability or increase the cost of key raw materials that we use to produce our products. More frequent extreme weather events, such as storms or floods in our territories, could disrupt our facilities and distribution network, further impacting our business.
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
Water is the primary ingredient in most of our products. It is also vital to our manufacturing processes and is needed to produce the agricultural ingredients that are essential to our business. Water scarcity and a deterioration in the quality of available water sources in our territories or to our supply chain, even if temporary, may result in increased production costs or capacity constraints. This could adversely affect our ability to produce and sell our beverages, and increase our costs.
As part of our commitment to addressing our climate change impacts, we are investing in technologies that improve the energy efficiency of our operations and reduce GHG emissions related to our packaging, cold drink equipment (CDE) and transportation. In general, the cost of these investments is greater than investments in less energy efficient technologies, and the period of return is often longer. Although we believe these investments will provide long-term benefits, there is a risk that we may not always achieve our desired returns.

194
Perceived health impact of our beverages and ingredients, and changing consumer buying trends
Health concerns could reduce consumer demand for some of our products, impacting our financial performance.
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
Health and wellness trends among consumers have also led to an increased demand for low calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, coffees and beverages with natural sweeteners. If we fail to meet this demand by not providing a broad enough range of products, this could adversely affect our business and financial results.
Competitiveness, business transformation and integration
The proposed acquisition of CCL may not complete successfully or on a timely basis and may cause a negative reaction from our stakeholders.
In November 2020 we made a binding offer, which we revised in February 2021, to acquire the entire existing issued share capital of CCL from TCCC, under the terms of a Co-operation and Sale Deed, and from shareholders other than TCCC, to be effected by means of a scheme of arrangement (the Proposed Acquisition). Summaries of the related contracts can be found in the Material contracts section on page 203. The Proposed Acquisition is subject to certain customary conditions, including the absence of a superior proposal and an independent expert concluding, and continuing to conclude, that the scheme is fair and reasonable and in the best interests of shareholders other than TCCC.
There is a risk that the Proposed Acquisition may not close or do so on a timely basis, may divert resources and focus of our management team and employees, and may cause uncertainty and negative reaction on the part of our customers, employees, suppliers, shareholders and/or other stakeholders. If the Proposed Acquisition does not close, it could have a material adverse effect on our reputation and there is a risk that we suffer a negative reaction from financial markets.
There is no assurance that the Proposed Acquisition will proceed, that it will be approved by the shareholders of CCL or, if it takes place, that the combination of both companies will support the growth of CCEP, achieve the intended return or be beneficial to our shareholders. There is no assurance that, further to the Proposed Acquisition, CCL will be integrated successfully. The integration may not proceed as anticipated. It may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns. There is also the risk of loss of time spent on an unsuccessful business combination. It is also possible that certain assumptions with respect to CCL or the Proposed Acquisition could prove to be inaccurate.
Any failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with the Proposed Acquisition and failure to receive or delays in the receipt of all required regulatory approvals, shareholder approvals and the satisfaction of closing conditions to the Proposed Acquisition could lead to higher than expected acquisition costs or could mean that the Proposed Acquisition does not proceed. Further, the Proposed Acquisition may involve unexpected liabilities for which there is no indemnity.
Any failure to retain key employees of CCEP and CCL as a result of the Proposed Acquisition or during integration of the businesses and disruptions resulting from the Proposed Acquisition could potentially adversely affect our business and make it more difficult to maintain business relationships.
Further, there is the risk of litigation arising out of the Proposed Acquisition.
CCEP may not identify sufficient initiatives to realise its cost saving goals to stay competitive.
Following the completion of our integration plan and delivery of the committed synergy savings, we continue to assess potential opportunities for improvements as part of the ongoing business strategy. The strategic objective is to ensure our competitiveness in the future and encompasses three areas: technology transformation, supply chain and commercial improvements, and working efficiently with our partners and franchisors. The focus of these initiatives is to offset potential future increases in costs, such as material or headcount, and to allow investment in potential growth areas.
The initiatives are complex due to their multi functional and multi country nature, which cover many parts of our business. Ineffective coordination and control over single initiatives and interdependent initiatives could result in us failing to realise the expected benefits. Continual change might trigger change fatigue among our people or social unrest in the event that such changes result in industrial action.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	195
Restructuring could cause labour and union unrest.
We have implemented restructuring across all countries and functions since CCEP was established, resulting in a combination of redeployment and redundancies. While we continue to look at potential opportunities to enable CCEP to maintain and improve its position within the market, this might have a negative impact on our relationship with our employee representatives and social partners, and could cause labour and union unrest. In the past, we have aimed to keep union unrest to a minimum through constructive social dialogue which has not impacted our ability to meet our objectives. We would look to ensure that any subsequent industrial unrest was mitigated through the same process and, where appropriate, subject to resource planning for the future.
Miscalculation of CCEP’s need for infrastructure investment could impact its financial results.
To support revenue growth we are investing in our infrastructure, including CDE, fleet, technology, sales force, digital capability and production equipment.
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
CCEP relies extensively on IT systems to process, transmit, store and protect electronic information. For example, our production and distribution facilities and inventory management all use IT to maximise efficiencies and minimise costs. Communication between our employees, customers, and suppliers also depends, to a large extent, on IT.
Our IT systems may be vulnerable to interruptions due to events that may be beyond our control or in connection with our proposed acquisition of CCL. These include, but are not limited to, natural disasters, telecommunications failures, power outages, hardware failures, human error and security issues. We have IT security processes and disaster recovery plans in place, but they may not be adequate or implemented effectively enough to ensure that our operations are not disrupted.
We continually invest in IT to ensure our technology solutions are current and up to date. If we miscalculate the level of investment needed, our software, hardware and maintenance practices could become out of date, and this could result in disruptions to our business.
In addition, when we implement new systems or system upgrades (such as SAP and its modules), there is a risk that our business may be temporarily disrupted during the implementation period. Centralisation of IT systems might increase the impact of a failure of information technology or applications.
When investments in or acquisitions of companies are undertaken, the integration of IT systems and applications for those entities will increase the complexity and, therefore, the risk level of our IT infrastructure.
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
People and wellbeing
Increases in the cost of wages and employee benefits, including pension retirement benefits, could impact our financial results and cash flow.
The 2020 collective bargaining agreements were negotiated and concluded within budget. Wage increases and other employee benefit costs above what has been budgeted for would be detrimental to our operating income.

196
Relationship with TCCC and other franchisors
Our business success, including our financial results, depends on our relationship with TCCC and other franchisors.
Around 90% of our revenue for the year ended 31 December 2020 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute products of TCCC through fixed term bottling agreements with TCCC, which typically include the following terms:
•We purchase our entire requirement of concentrates and syrups for Coca-Cola trademark beverages (sparkling beverages bearing the trademark “Coca-Cola” or the “Coke” brand name) and allied beverages (beverages of TCCC or its subsidiaries that are sparkling beverages, but not Coca-Cola trademark beverages or energy drinks) from TCCC. Prices, terms of payment, and other terms and conditions of supply are determined from time to time by TCCC at its sole discretion.
•There are no limits on the prices that TCCC may charge for concentrate. TCCC maintains current effective concentrate incidence at the same levels that CCE, CCIP and CCEG had in place before the Merger, provided certain specific mutually agreed metrics are achieved.
•Much of the marketing and promotional support that we receive from TCCC is at its discretion. Programmes may contain requirements, or be subject to conditions, established by TCCC that we may not be able to achieve or satisfy. The terms of most of the marketing programmes do not and will not contain an express obligation for TCCC to participate in future programmes or continue past levels of payments into the future.
•Our bottling agreements with TCCC are for fixed terms, and most of them are renewable only at the discretion of TCCC at the conclusion of their terms. A decision by TCCC not to renew a fixed term bottling agreement at the end of its term could substantially and adversely affect our financial results.
•We are obligated to maintain sound financial capacity to perform our duties, as required and determined by TCCC at its sole discretion. These duties include, but are not limited to, making certain investments in marketing activities to stimulate the demand for products in our territories and making infrastructure improvements to ensure our facilities and distribution network are capable of handling the demand for these beverages.
Disagreements with TCCC concerning business issues may lead TCCC to act adversely to our interests with respect to these relationships.
Product quality
Our business could be adversely affected if CCEP, TCCC or other franchisors and manufacturers of the products we distribute are unable to maintain a positive brand image as a result of product quality issues.
Our success depends on our products, and those of TCCC and other franchisors, having a positive brand image among customers and consumers. Product quality issues, whether real or perceived, or allegations of product contamination, even if false or unfounded, could tarnish the image of our products and result in customers and consumers choosing other products.
Product liability claims or product recalls could also negatively impact our brand image and business results. We could be liable if the consumption of our products causes injury or illness. We could also be required to recall products if they become unsafe to consume through contamination, damage or because of labelling errors such as the failure to declare an allergen.
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
Other risks
Our business is vulnerable to products being imported from outside our territories, which adversely affects our sales.
The territories in which we operate are susceptible to the import of products manufactured by bottlers from countries outside our territories. When these imports come from members of the EEA, we are generally prohibited from taking action to stop such imports.
Adverse weather conditions could limit the demand for our products.
Our sales are significantly influenced by weather conditions in the countries in which we operate. In particular, due to the seasonality of our business, cold or wet weather during the summer months may have a negative impact on the demand for our products and contribute to lower sales. This could have an adverse effect on our financial results.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	197
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

198
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
Annual General Meeting
It is intended that the Company’s 2021 Annual General Meeting (AGM) will be held at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ in May 2021. However, at the date of this report, there is continued uncertainty regarding COVID-19 and the Company may be required to make alternative arrangements.
Registered shareholders will be sent a Notice of AGM, or notice of availability of the Notice of AGM, closer to the time of the AGM, and will be notified of any change affecting the AGM through an appropriate channel.
Investor calendar

Ex-dividend date for interim H1 dividend(A)	13 May 2021
Record date for interim H1 dividend(A)	14 May 2021
Interim H1 dividend payment date(A)	27 May 2021
AGM	27 May 2021
Ex-dividend date for H2 interim dividend(A)	18 November 2021
Record date for interim H2 dividend(A)	19 November 2021
Interim H2 dividend payment date(A)	6 December 2021
(A)    Subject to Board approval.
Directors and senior management
Biographies of the Board of Directors and senior management are set out on pages 66 to 70. Sol Daurella and Alfonso Líbano Daurella are first cousins.
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
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella and José Ignacio Comenge Sánchez-Real, who indirectly owned 7.2% (32,743,624 Shares), 1.4% (6,572,771 Shares), and 1.7% (7,833,662 Shares) of the Shares outstanding as of 26 February 2021, respectively, no Director or member of senior management individually owned more than 1% of the Company’s Shares as of 26 February 2021.
Table 1 shows the number of share options held by Directors and other members of senior management as at 26 February 2021, including the applicable exercise price and the date when the applicable exercise period ends.
Other employee related matters
Note 17 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2020, we had around 22,000 employees, of whom none were located in the US. A number of our employees in Europe are covered by collectively bargained labour agreements, most of which do not expire. However, wage rates must be renegotiated at various dates throughout 2021. We believe we will be able to renegotiate these wage rates with satisfactory terms.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	199
Table 1
Share options held by Directors and other members of senior management as at 26 February 2021

Name	Grant date	Expiry date	Exercise price	Total number of Shares subject to outstanding options including exercisable and unvested options
Damian Gammell	5 November 2015	5 November 2025	$39.00	324,643
Stephen Moorhouse	3 November 2011	3 November 2021	$19.68	17,155
Stephen Moorhouse	31 October 2013	31 October 2023	$31.46	11,446
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	1,476
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	9,598
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,517
Lauren Sayeski	31 October 2013	31 October 2023	$31.46	1,661
Veronique Vuillod	5 November 2012	5 November 2022	$23.21	2,069
Veronique Vuillod	31 October 2013	31 October 2023	$31.46	1,777
Veronique Vuillod	30 October 2014	30 October 2024	$32.51	3,200
Nature of trading market
The Company has one class of ordinary shares. These shares are traded on the New York Stock Exchange (NYSE), London Stock Exchange (LSE), Euronext Amsterdam (AEX) and the Spanish Stock Exchanges (of which the lead exchange is Madrid (MADX)).

Listing information
Ticker symbol (all exchanges)	CCEP
ISIN code	GB00BDCPN049
Legal entity identifier	549300LTH67W4GWMRF57
CUSIP	G25839104
SEDOL number (NYSE)	BYQQ3P5
SEDOL number (LSE)	BDCPN04
SEDOL number (AEX)	BD4D942
SEDOL number (MADX)	BYSXXS7
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
As of 31 December 2020 the Company had 454,645,510 Shares issued and fully paid. As of 26 February 2021, the Company had 454,973,601 Shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 312,634,782 Shares (as of 26 February 2021) to be allotted and issued, subject to the restrictions set out below:
1.pursuant to a shareholder resolution passed on 26 May 2016, the Board is authorised to grant rights to subscribe for or to convert any security into, and/or allot and issue, shares up to an aggregate maximum of 18,000,000 Shares in connection with the assumption or replacement by the Company of equity awards granted under certain CCE share plans, of which 8,136,004 have been issued as of 26 February 2021;
2.pursuant to a shareholder resolution passed on 27 May 2020 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:
a.up to a nominal amount of €1,513,853.93 (representing 151,385,393 Shares; such amount to be reduced by any allotments or grants made under paragraph 2(b) below in excess of such sum); and
b.comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,027,707.86 (representing 302,770,786 Shares; such amount to be reduced by any allotments or grants made under paragraph 2(a) above) in connection with an offer by way of a rights issue:
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

200
3.pursuant to a shareholder resolution passed on 27 May 2020 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 2 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:
a.to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 2(b) above, by way of a rights issue only):
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
b.in the case of the authority granted under paragraph 2(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 3(a) above) up to a nominal amount of €227,078.08 (representing 22,707,808 Shares).
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. At our 2020 AGM, our shareholders passed a special resolution that allows us to buy back our own Shares in the market as permitted by the Companies Act. On 13 February 2020, the Board announced a share buyback programme of up to €1 billion. All Shares repurchased as part of the buyback programme have been cancelled. Details of the Shares bought back are provided under Share buyback programme below. In light of macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced the suspension of the buyback programme until further notice.
Share-based payment awards
Table 2 on page 201 shows the share-based payment awards outstanding under each of the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 31 December 2020 and 26 February 2021. For more details about the share plans and awards granted, see Note 21 to the consolidated financial statements on pages 165 to 166 .
History of share capital
Table 3 on page 202 sets out the history of our share capital for the period from 1 January 2018 until 26 February 2021.
Share buyback programme
Table 4 on page 202 sets out details of our share buyback programme from 1 January 2020 until 26 February 2021.
US shareholders
To the knowledge of the Company, 213 holders of record with an address in the US held a total of 454,899,767 Shares (or 99% of the total number of issued Shares outstanding) as at 26 February 2021. However, some Shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of Shares resident in the US.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	201
Table 2
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2020	Total number of Shares awarded to employees outstanding as at 26 February 2021(B)	Price per Share payable on exercise/ transfer ($)	Expiration date (dd/mm/yy)
2010 Plan	03/11/11	Option	79,051	64,092	19.68	03/11/21
	14/11/11	Option	9,240	5,093	19.82	14/05/21
	05/11/12	Option	842,390	590,321	23.21	05/11/22
	31/10/13	Option	6,835	—	31.46	15/01/21
	31/10/13	Option	382	—	31.46	30/06/21
	31/10/13	Option	910,879	882,911	31.46	31/10/23
	30/10/14	Option	6,920	—	32.51	15/01/21
	30/10/14	Option	769	—	32.51	30/06/21
	30/10/14	Option	1,184,461	1,170,419	32.51	30/10/24
	05/11/15	Option	1,009,881	1,009,881	39.00	05/11/25
CCEP LTIP	12/03/18	PSU	284,949	208,089	—	13/03/21
	12/03/18	RSU	74,727	74,703	—	13/03/21
	15/06/18	PSU	2,614	1,911	—	13/03/21
	15/06/18	RSU	2,614	2,614	—	13/03/21
	01/03/19	PSU	393,914	393,795	—	01/03/22
	01/03/19	RSU	37,182	37,063	—	01/03/22
	11/12/19	PSU	13,654	13,482	—	01/03/22
	11/12/19	RSU	10,538	10,538	—	12/03/21
	11/12/19	RSU	6,125	5,953	—	01/03/22
	17/03/20	PSU	415,401	414,951	—	17/03/23
	17/03/20	RSU	42,190	41,740	—	17/03/23
	30/06/20	RSU	655	655	—	12/03/21
	30/06/20	RSU	1,334	1,334	—	01/03/22
	14/12/20	PSU	15,440	15,440	—	17/03/23
	14/12/20	RSU	4,680	4,680	—	17/03/23
(A)    PSU is performance share unit. RSU is restricted stock unit.
(B) When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.

202
Table 3
Share capital history

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January 2018	Opening balance	484,586,428	N/A	484,586,428
1 January to 31 December 2018	Shares issued in connection with the exercise of stock options	2,022,729	Exercise price per Share ranging from $5.09 to $39.00	486,609,157
1 January to 31 December 2018	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	740,509	Nil	487,349,666
1 January to 31 December 2018	Shares cancelled as part of buyback programme	(12,429,600)	€500 million	474,920,066
1 January to 31 December 2019	Shares issued in connection with the exercise of stock options	1,741,820	Exercise price per Share ranging from $9.89 to $39.00	476,661,886
1 January to 31 December 2019	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	350,584	Nil	477,012,470
1 January to 31 December 2019	Shares cancelled as part of buyback programme	(20,612,593)	€1 billion	456,399,877
1 January to 31 December 2020	Shares issued in connection with the exercise of stock options	763,103	Exercise price per Share ranging from $18.40 to $32.51	457,162,980
1 January to 31 December 2020	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	547,730	Nil	457,710,710
1 January to 31 December 2020	Shares cancelled as part of buyback programme	(3,065,200)	€128 million	454,645,510
1 January to 26 February 2021	Shares issued in connection with the exercise of stock options	328,091	Exercise price per Share ranging from $19.68 to $32.51	454,973,601
1 January to 26 February 2021	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	—	—	454,973,601
1 January to 26 February 2021	Shares cancelled as part of buyback programme	—	—	454,973,601

Table 4
Share buyback programmes

Period	(a) Total number of Shares purchased	(b) Average price paid per Share (€)	(c) Total number of Shares purchased as part of publicly announced plans or programmes(A)	(d) Approximate value of Shares that may yet be purchased under the plans or programmes(A) (€ million)
1 to 31 January 2020	—	—	33,042,193	—
1 to 28 February 2020	976,900	50.224742	34,019,093	951
1 to 20 March 2020	2,088,300	37.741472	36,107,393	872
(A) On 13 February 2020, the Company announced a share buyback programme of up to €1 billion to reduce the Company’s share capital. The total number of Shares purchased under this buyback programme in 2020 was 3,065,200. The share buyback programme was carried out in accordance with the authorities granted by shareholders at the 2019 AGM. The maximum number of Shares authorised for purchase at the 2020 AGM was 45,415,617 Shares, representing 10% of the issued Shares at 14 April 2020, reduced by the number of Shares purchased, or agreed to be purchased, between 14 April and 27 May 2020. No Shares have been purchased under the 2020 shareholder authority as at the date of this report. The existing authority to buy back Shares will expire at the 2021 AGM. We intend to seek shareholder approval to renew the authority to buy back Shares.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	203
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
Dependence on franchisors
As a franchise business, CCEP’s business success, including its financial results, depends upon its relationships with TCCC and its other franchisors. For more about our relationships with franchisors, see the Risk factors on page 196.
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
CCEP competes mainly with:
•NARTD and non-alcoholic, non-ready to drink (for example squashes/cordials and hot beverages) brand and private label manufacturers, sellers and distributors
•Alcoholic beverage manufacturers, sellers and distributors – in the sense that some of their products may be considered to be substitutes to CCEP’s own products for certain consumer occasions
A small number of such companies may also be contracted by CCEP as manufacturers (e.g. co-packers) or commercial partners (e.g. on behalf of which CCEP sells and/or distributes, or which sells and/or distributes on CCEP’s behalf).
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
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks this can pose to our business are set out in our Principal risks on pages 44 to 50 and in our Risk factors on pages 188 to 197. By responding to these challenges positively we can gain a competitive advantage.
Material contracts
There have been no material contracts outside the ordinary course of business to which the Company or any of its subsidiaries is a party in the last two years other than as set out below.
The Company and certain of its subsidiaries have entered into certain material agreements in relation to the acquisition of CCL as set out below.

204
The Scheme Implementation Deed
The Scheme Implementation Deed, dated 4 November 2020, and amended on 14 February 2021, by and among the Company, CCL and CCEP Australia Pty Ltd (CCEP Australia), provides for the implementation of the scheme of arrangement for the acquisition by CCEP Australia of all of the issued shares of CCL (other than shares of CCL held by TCCC) held by certain independent shareholders (CCL Scheme Shareholders), on the terms and conditions set forth in Attachment 2 to the Scheme Implementation Deed (Scheme), including the provisions relating to the consideration to be provided by CCEP Australia for the transfer of the shares of CCL held by the CCL Scheme Shareholders equal to AUD $13.50 per share, subject to the adjustments set out therein. The Scheme is subject to approval by CCL Scheme Shareholders, the Australian courts, regulatory approvals and other customary conditions as set out in exhibit 4.7 to this Annual Report on Form 20-F.
The Co-operation and Sale Deed
The Co-operation and Sale Deed dated 4 November 2020, by and among the Company, CCEP Australia, TCCC, and Coca-Cola Holdings Overseas Limited, provides for the acquisition by CCEP Australia of the shares of CCL indirectly held by TCCC. The sale and purchase obligations set out under the Co-operation and Sale Deed are conditional, and will become binding, on the Scheme becoming effective. The Co-operation and Sale Deed provides for customary terms and conditions as set out in exhibit 4.8 to this Annual Report on Form 20-F.
Copies of material contracts
For further details regarding the Scheme Implementation Deed and the Co-operation and Sale Deed, please refer to the Company’s exhibits to the 2020 Annual Report on Form 20-F filed with the SEC.
Articles of Association
For a summary of certain principal provisions of the Company’s Articles of Association (the Articles), see Other Information – Other Group information – Articles of Association of the 2018 Annual Report on Form 20-F, filed on 14 March 2019. A copy of the Company’s Articles has been filed as Exhibit 1 to this Form 20-F.
Documents on display
CCEP is subject to the information requirements of the US Securities Exchange Act of 1934, as amended (the Exchange Act), applicable to FPIs. In accordance with these requirements, we file our Annual Report on Form 20-F and other related documents with the US Securities and Exchange Commission (SEC). It is possible to read and copy documents that we have filed with the SEC at the SEC’s office. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.
Our Annual Report on Form 20-F is also available on our website at www.cocacolaep.com/about-us/governance. Shareholders may also order a hard copy, free of charge – see Useful addresses on page 223.
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
US federal income tax consequences to US holders of the ownership and disposition of CCEP Shares
This section summarises the material US federal income tax consequences of owning Shares as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders which may be subject to other rules, including, but not limited to: tax exempt entities, life insurance companies, dealers in securities, traders in securities that elect a mark-to-market method of accounting for securities holdings, holders liable for alternative minimum tax, holders that, directly or indirectly, hold 10% or more (by vote or by value) of the Company’s stock, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale for US federal income tax purposes, or holders whose functional currency is not the US dollar. In addition, if a partnership holds Shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. This summary does not address any aspect of US taxation other than US federal taxation (such as the estate and gift tax, the Medicare tax on net investment income or US state or local tax).
Investors should consult their tax advisors regarding the US federal, state, local and other tax consequences of owning and disposing of Shares in their particular circumstances.
This section is based on the IRC, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the United Kingdom-United States Tax Treaty (the Treaty), all of which are subject to change, possibly on a retroactive basis.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	205
Taxation of dividends
Subject to the passive foreign investment company (PFIC) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by CCEP out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder will generally constitute “qualified dividend income” and be taxable to the holder at a preferential rate, provided that (i) CCEP is eligible for the benefits of the Treaty, (ii) CCEP is not a PFIC (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year and (iii) certain minimum holding period and other requirements are met. CCEP currently believes that dividends paid with respect to its Shares should constitute qualified dividend income for US federal income tax purposes if CCEP was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC for US federal income tax purposes and provided that the certain minimum holding period is met. US holders should consult their own tax advisors regarding the availability of the preferential dividend tax rate on dividends paid by CCEP.
For US federal income tax purposes, a dividend must be included in income when the US holder actually or constructively receives the dividend. Dividends paid by CCEP to corporate US holders will generally not be eligible for the dividends received deduction. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will generally, be “passive” or “general” income for purposes of computing the foreign tax credit allowable to a US holder.
The amount of a dividend distribution (including any UK withholding tax) on Shares that is paid in a currency other than the US dollar will generally be included in ordinary income in an amount equal to the US dollar value of the currency received on the date such dividend distribution is includible in income, regardless of whether the payment is, in fact, converted into US dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rate on qualified dividend income. Generally, the gain or loss will be income or loss from sources within the US for foreign tax credit purposes.
Distributions in excess of CCEP’s earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in its Shares and thereafter as capital gain, subject to taxation as described below.

Taxation of capital gains
Subject to the PFIC rules discussed below, a US holder will generally recognise gain or loss on any sale, exchange, redemption or other taxable disposition of Shares in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder’s tax basis, determined in US dollars, in the Shares. Any such capital gain or loss will generally be a long-term gain or loss, subject to tax at a preferential rate for a non-corporate US holder, if the US holder’s holding period for such Shares exceeds one year. Any gain or loss recognised by a US holder on the sale or exchange of Shares will generally be treated as income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
PFIC status
A non-US corporation is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Currently, we do not believe that CCEP Shares will be treated as stock of a PFIC for US federal income tax purposes. However, we review this annually, and therefore this conclusion is subject to change. If CCEP was to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its Shares, any gain realised on the sale or exchange of such Shares would in general not be treated as a capital gain. Instead, a US holder would be treated as if he or she had realised such gain rateably over the holding period for Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. In this case, an interest charge in respect of the tax attributable to each such year would apply. Certain distributions would be similarly treated if CCEP were treated as a PFIC. In addition, each US person that is a shareholder of a PFIC may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information.

206
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
•the dividend or gain is effectively connected with such non-US holder’s conduct of a trade or business in the US (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-US holder in the US); or
•in the case of gain only, such non-US holder is a non-resident alien individual present in the US for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.
Special rules may apply to a non-US holder who was previously a US holder and who again becomes a US holder in a later year.
A non-US holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Certain US holders may be required to report to the IRS on Form 8938 information relating to their ownership of foreign financial assets, such as the Shares, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions). US holders should consult their tax advisors regarding the effect, if any, of these rules on their obligations to file information reports with respect to the Shares.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	207
UK taxation consequences for US holders
The following summarises certain UK tax consequences of the ownership and disposition of Shares for US holders who are not resident in the UK for tax purposes and to whom split year treatment does not apply, who do not carry on a trade, profession or vocation through a permanent establishment or branch or agency in the UK, and who are the absolute beneficial owners of their Shares and hold such Shares as a capital investment.
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
In the event that Shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such Shares may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement (in the case of UK stamp duty, rounded up to the next multiple of £5). Any such UK stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document duly stamped by HMRC) before the transfer can be registered in the books of the Company. In the event that Shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system, are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such Shares). Notwithstanding the foregoing provisions of this paragraph, a transfer of securities may in certain circumstances be subject to UK stamp duty or SDRT based on the value of the relevant securities if this is higher than the amount of the consideration for the relevant transfer.
THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSEQUENCES. IT IS NOT INTENDED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES AND SHOULD NOT BE SO CONSTRUED. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

208
Selected financial data
The following selected financial data has been extracted from, and should be read in conjunction with, the consolidated financial statements of the Group and their accompanying notes.
Coca-Cola European Partners plc was created through the Merger on 28 May 2016 of the businesses of CCE, CCIP and CCEG. As part of the Merger, in July 2016, the Company completed the acquisition of Vifilfell hf., the Coca-Cola bottler in Iceland. Upon the consummation of the Merger, the historical consolidated financial statements of CCE became CCEP’s historical financial statements as CCE was deemed to be the predecessor to CCEP. Therefore, the financial results presented here for the period from 1 January 2016 to 27 May 2016 refer to CCE and its consolidated subsidiaries, and the periods subsequent to 28 May 2016 refer to the combined financial results of CCEP.
The financial information presented here has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted pursuant to Regulation (EC) No 1606/2002 as it applies within the European Union (EU) and in accordance with international accounting standards in conformity with the provisions of the UK Companies Act 2006 (the Companies Act). There are no differences between IFRS as adopted pursuant to Regulation (EC) No 1606/2002 as it applies within the EU and IFRS as issued by the IASB that have an impact for the years presented.

	2020	2019	2018	2017	2016
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	10,606	12,017	11,518	11,062	9,133
Cost of sales	(6,871)	(7,424)	(7,060)	(6,772)	(5,584)
Gross profit	3,735	4,593	4,458	4,290	3,549
Selling and distribution expenses	(1,939)	(2,258)	(2,178)	(2,124)	(1,615)
Administrative expenses	(983)	(787)	(980)	(906)	(1,083)
Operating profit	813	1,548	1,300	1,260	851
Finance income	33	49	47	48	31
Finance costs	(144)	(145)	(140)	(148)	(154)
Total finance costs, net	(111)	(96)	(93)	(100)	(123)
Non-operating items	(7)	2	(2)	(1)	(9)
Profit before taxes	695	1,454	1,205	1,159	719
Taxes	(197)	(364)	(296)	(471)	(170)
Profit after taxes	498	1,090	909	688	549

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	209

	2020	2019	2018	2017	2016
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	15,161	15,582	15,225	14,880	15,143
Current assets	4,076	3,103	2,991	3,314	3,425
Total assets	19,237	18,685	18,216	18,194	18,568
Non-current liabilities	9,072	8,414	7,860	8,222	8,355
Current liabilities	4,140	4,115	3,792	3,287	3,752
Total liabilities	13,212	12,529	11,652	11,509	12,107
Total equity	6,025	6,156	6,564	6,685	6,461
Total equity and liabilities	19,237	18,685	18,216	18,194	18,568

Capital stock data
Number of shares (in millions)	455	456	475	485	483
Share capital (in € million)	5	5	5	5	5
Share premium (in € million)	192	178	152	127	114

Per share data
Basic earnings per share (€)	1.09	2.34	1.88	1.42	1.45
Diluted earnings per share (€)	1.09	2.32	1.86	1.41	1.42
Dividends declared per share (€)(A)	0.85	1.24	1.06	0.84	0.86
Dividends declared per share ($)(A)	n/a	n/a	n/a	n/a	0.97
(A)As a result of the Merger, dividends declared in 2016 may be viewed in two separate categories: dividends declared by CCEP in euros and dividends declared by CCE in US dollars. Dividends declared by CCE in 2016 in US dollars have been converted to euros from US dollars to provide an annualised dividend amount for 2016 using the average exchange rate for the respective period. Similarly, dividends declared by CCEP in euros in 2016 have been converted to US dollars to provide an annualised dividend amount for 2016 using the average exchange rate for the respective period.
Operations review
Revenue
Revenue decreased by €1.4 billion, or 11.5%, from €12.0 billion in 2019 to €10.6 billion in 2020. Refer to the Business and financial review for a discussion of significant factors that impacted revenue in 2020, as compared to 2019.
2019 vs 2018
Refer to Other Information – Other Group information – Operations review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.
Volume
Refer to the Business and financial review for a discussion of significant factors that impacted volume in 2020, as compared to 2019.
2019 vs 2018
Refer to Other Information – Other Group information – Operations review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.
Cost of sales
On a reported basis, cost of sales decreased 7.5%, from €7.4 billion in 2019 to €6.9 billion in 2020. Refer to the Business and financial review for a discussion of significant factors that impacted cost of sales in 2020, as compared to 2019.
2019 vs 2018
Refer to Other Information – Other Group information – Operations review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.
Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2020	2019
	€ million	€ million
Selling and distribution expenses	1,939	2,258
Administrative expenses	983	787
Total	2,922	3,045
On a reported basis, total operating expenses decreased by 4.0% from €3.0 billion in 2019 to €2.9 billion in 2020, including restructuring costs.

210
Selling and distribution expenses decreased by €319 million, or 14.0%, versus 2019, primarily driven by a reduction in variable expenses such as logistic costs due to COVID-19 and reduction in trade marketing expenses and seasonal labour.
Administrative expenses increased by €196 million, or 25.0%, versus 2019 mainly reflecting the higher restructuring activity in 2020 primarily related to the Accelerate Competitiveness programme and site rationalisation in Germany.
2019 vs 2018
Refer to Other Information – Other Group information – Operations review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.
Finance costs, net
Finance costs, net totalled €111 million and €96 million in 2020 and 2019, respectively. The following table summarises the primary items impacting our interest expense during the periods presented:

	2020	2019
Average outstanding debt balance (€ million)	6,978	6,399
Weighted average cost of debt during the year	1.4%	1.5%
Fixed rate debt (% of portfolio)	95%	91%
Floating rate debt (% of portfolio)	5%	9%
Other non-operating items
Other non-operating items represented an expense of €7 million in 2020 and an income of €2 million in 2019. Our other non-operating expense is primarily made up of remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions.
Tax expense
In 2020, our reported effective tax rate was 28.3%. This includes a €43 million deferred tax expense due to the enactment of corporate income tax rate increases in the UK and the Netherlands. These increases reverse previously enacted rate reductions.
In 2019, our reported effective tax rate was 25.0%. This includes the impact of a €3 million deferred tax expense due to the enactment of deceleration of corporate tax rate reductions in France and the Netherlands.
Cash flow and liquidity review
Liquidity and capital resources
Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt and equity securities and bank borrowings. Based on information currently available, we do not believe we are at significant risk of default by our counterparties.
The Group satisfies seasonal working capital needs and other financing requirements with operating cash flow, cash on hand, short-term borrowings and a line of credit. During the year, the Group has accessed the capital markets, issuing €1.6 billion of long-term borrowings to finance maturing debt and to ensure the Group had sufficient liquidity. At 31 December 2020, the Group had €709 million in third party debt maturities in the next 12 months, €350 million of which was in the form of euro denominated notes and €359 million of US dollar denominated notes. In addition to using operating cash flow and cash in hand, the Group may repay its short-term obligations by issuing more debt, which may take the form of commercial paper and/or longer-term debt. Further details regarding the level of borrowings at the year end are provided in Note 13 of the consolidated financial statements.
In line with our commitments to deliver long-term value to shareholders, in October 2020 the Board declared a full year dividend of €0.85 per Share, maintaining a dividend payout ratio of c.50%. For the year ended 31 December 2020, dividend payments totalled €386 million (2019: €574 million).
On 23 March 2020, in response to COVID-19, the Board took the decision to suspend the share buyback programme. During the first quarter of 2020, 3,065,200 Shares were repurchased by the Company and cancelled under this programme. The total cost of the repurchased Shares of €129 million, including €1 million of directly attributable tax costs, was deducted from retained earnings. No further Shares have been purchased under this programme in the period through to 31 December 2020. For further details of the share buyback programme refer to Note 16 of the consolidated financial statements.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	211
Credit ratings and covenants
The Group’s credit ratings are periodically reviewed by rating agencies. The ratings outlook from Moody’s is on review for downgrade and for S&P on credit watch negative, which follows the Group’s intention to acquire CCL. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities of TCCC, and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of cash flow activities
2020
During 2020, our primary sources of cash included: (1) €1,490 million from operating activities, net of cash payments related to restructuring programmes of €205 million and contributions to our defined benefit pension plans of €52 million; and (2) proceeds of €1.6 billion from the issuance of €600 million 1.75% notes due in 2026, €250 million 1.5% notes due in 2027 and €750 million 0.2% notes due in 2028.
Our primary uses of cash were: (1) repayments on borrowings of €790 million, repayments of principal on lease obligations of €116 million (refer to Financing activities below) and net interest payments of €91 million; (2) dividend payments of €386 million; (3) purchases of Shares under our share buyback programme of €129 million; and (4) spend on property, plant and equipment of €348 million and software of €60 million.
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
The discussion of our 2018 cash flow activities has not been included as this can be found under Other Information – Other Group information – Cash flow and liquidity review of the 2018 Annual Report on Form 20-F, filed on 14 March 2019.
Operating activities
2020 vs 2019
Our cash derived from operating activities totalled €1,490 million in 2020 versus €1,904 million in 2019. This decrease was primarily due to the impact of COVID-19, and an increase in restructuring charges of €238 million relative to 2019.
2019 vs 2018
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.
Investing activities
2020 vs 2019
Capital asset investments represent a primary use of cash for our investing activities.
The following table summarises the capital investments for the periods presented:

	2020	2019
	€ million	€ million
Supply chain infrastructure	283	382
Cold drink equipment	57	120
Fleet and other	8	4
Total capital asset investments	348	506
Investments in supply chain infrastructure relate to investments in our manufacturing and distribution facilities.
In addition, during 2020 the Group spent €60 million (2019: €96 million) on capitalised development activity, primarily in relation to the business capability programme. No significant other investing activities took place during the years ended 31 December 2020 and 2019.
During 2021, we expect our capital expenditures to be invested in similar categories as those listed in the table above. Whilst the level of capital expenditure is uncertain, we expect our operating cash flow, cash in hand and available short-term capital resources will be sufficient to fund future capital expenditures.

212
2019 vs 2018
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.
Financing activities
2020 vs 2019
Our net cash used in financing activities totalled €100 million in 2020, versus €1,302 million in 2019.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of debt	Maturity date	Rate	2020	2019
€600 million notes	March 2026	1.75%	600	—
€250 million notes	November 2027	1.50%	250	—
€750 million notes	December 2028	0.20%	750	—
€500 million notes	April 2029	1.13%	—	493
€500 million notes	September 2031	0.70%	—	495
Net issuances of short-term borrowings	—	(A)	—	101
Total issuances of debt, net of issuance costs			1,600	1,089

Payments on debt	Maturity date	Rate	2020	2019
$525 million	September 2020	3.5%	(470)	—
$250 million	August 2021	3.3%	(52)	—
$300 million	September 2021	4.5%	(47)	—
Term loan	May 2018-2021	floating	—	(275)
€350 million notes	December 2019	2.0%	—	(350)
Lease obligations	—	—	(116)	(128)
Repayments on third-part borrowings, less short-term borrowings			(685)	(753)
Net payments of short-term borrowings	—	(A)	(221)	—
Total payments on debt			(906)	(753)
(A)These amounts represent short-term euro commercial paper with varying interest rates.
Our financing activities during 2020 included dividend payments totalling €386 million, based on a dividend rate of €0.85 per Share. In 2019, dividend payments totalled €574 million.
The total payments under the share buyback programme in 2020 were €129 million (including €1 million of directly attributable tax costs). This compares to total payments of €1,005 million relating to Shares that were repurchased in 2019.
During March 2020, €400 million was drawn against our credit facility, of which €300 million was repaid during March 2020 and €100 million was repaid during April 2020. No other amounts were drawn under this facility during 2020 and the facility was undrawn at 31 December 2020. During 2019, €60 million was drawn against the credit facility and subsequently repaid prior to 31 December 2019.
Lease obligations
During the year ended 31 December 2020 and 31 December 2019, total cash outflows from payments of principal on lease obligations were €116 million and €128 million, respectively.
2019 vs 2018
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	213
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
Contractual obligations
The following table reflects the Group's contractual obligations as at 31 December 2020:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings(A)	6,822	709	1,048	844	4,221
Lease obligations(B)	402	121	136	58	87
Interest obligations(C)	503	90	159	126	128
Purchase agreements(D)	175	67	93	3	12
	7,902	987	1,436	1,031	4,448
(A)These amounts represent the Group’s scheduled debt maturities, excluding lease obligations. Refer to Note 13 of the consolidated financial statements for further details about the borrowings of CCEP.
(B)These amounts represent the Group’s minimum lease payments (including amounts representing interest), obligations related to lease agreements committed to but not yet commenced and lease payments due under non-cancellable short-term or low value lease agreements.
(C)These amounts represent estimated interest payments related to the Group’s long-term debt obligations, excluding leases. Interest on fixed rate debt has been calculated based on applicable rates and payment dates. Interest on variable rate debt has been calculated using the forward interest rate curve. Refer to Note 24 of the consolidated financial statements for further details about financial risk management within CCEP.
(D)These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €50 million as at 31 December 2020. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time. These are excluded from the table above. The Group expects that the net cash flows generated from operating activities will be able to meet these liabilities as they fall due.
The above table does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in Note 24 of the consolidated financial statements. Furthermore, the exact timing of our tax provisions is not certain and these have been excluded from the above table. Refer to Note 20 of the consolidated financial statements for further information.
The above table also does not reflect employee benefit liabilities of €296 million, which include current liabilities of €13 million and non-current liabilities of €283 million as at 31 December 2020. Refer to Note 15 of the consolidated financial statements for further information.

214
Properties
The Group’s principal properties include production facilities, distribution and logistics centres, shared service centres, business unit headquarter offices and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2020:

	Great Britain	France	Belgium/ Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	—	—	—	—	—	—	2	1	—	3
Owned	5	5	3	1	1	1	16	10	2	44
Total	5	5	3	1	1	1	18	11	2	47
Distribution and logistics facilities
Leased	1	—	3	—	—	—	21	5	—	30
Owned	—	—	—	—	—	—	8	4	—	12
Total	1	—	3	—	—	—	29	9	—	42
Corporate offices and business unit headquarters
Leased	2	1	1	1	—	—	1	3	—	9
Owned	—	—	—	—	—	—	—	—	—	—
Total	2	1	1	1	—	—	1	3	—	9
(A)All production facilities are a combination of production and warehouse facilities.
The Group uses two shared service centres, both located in Bulgaria.
The Group’s principal properties cover approximately 4.6 million square metres in the aggregate of which 0.5 million square metres is leased and 4.1 million square metres is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2020, the Group operated approximately 12 thousand vehicles of various types, the majority of which are leased. The Group also owned approximately 1.1 million pieces of cold drink equipment, principally coolers and vending machines.
Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e) under the Exchange Act, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US SEC’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at 31 December 2020. Based on that evaluation, the Group’s CEO and CFO have concluded that the Group’s disclosure controls and procedures were effective.
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

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	215
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2020, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2020 was effective. Ernst & Young LLP (EY), the Group’s independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as at 31 December 2020, which is set out on page 127.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2020 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Principal accountants’ fees and services
The Audit Committee has established policies and procedures for the engagement of the independent registered public accounting firm, EY, to render audit and certain assurance and tax services. The policies provide for pre-approval by the Audit Committee of specifically defined audit, audit-related, tax and other services that are not prohibited by regulatory or other professional requirements. EY is engaged for these services when its expertise and experience of CCEP are important. Most of this work is of an audit nature.
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

216
Form 20-F table of cross references

Page
Part 1
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A - Selected financial data.	208-209
	B - Capitalization and indebtedness.	n/a
	C - Reasons for the offer and use of proceeds.	n/a
	D - Risk factors.	188-197
Item 4	Information on the Company
	A - History and development of the company.	133, 198, 203-204, 211-212, 223
	B - Business overview.	4-9, 11, 54-61, 134-135, 137, 196, 203, 213
	C - Organizational structure.	172-174
	D - Property, plants and equipment.	141, 211-212, 213
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A - Operating results.	54-61, 133, 137, 158-160, 172, 188-197, 209-210
	B - Liquidity and capital resources.	59-60, 146-149, 150-151, 210-212, 213
	C - Research and development, patents and licences, etc.	138-141
	D - Trend information.	54-61, 172
	E - Off-balance sheet arrangements.	213
	F - Tabular disclosure of contractual obligations.	213
	G - Safe harbor.	224
Item 6	Directors, Senior Management and Employees
	A - Directors and senior management.	65-71, 198-199
	B - Compensation.	92-107, 152-157, 162
	C - Board practices.	65-81, 86-91, 92-107
	D - Employees.	38-41, 158, 195
	E - Share ownership.	40, 103-104, 198-200
Item 7	Major Shareholders and Related Party Transactions
	A - Major shareholders.	109
	B - Related party transactions.	160-162
	C - Interests of experts and counsel	n/a
Item 8	Financial Information
	A - Consolidated Statements and Other Financial Information.	60, 128-174, 208-215
	B - Significant Changes.	172
Item 9	The Offer and Listing.
	A - Offer and listing details.	198-199
	B - Plan of distribution.	n/a
	C - Markets.	199
	D - Selling shareholders.	n/a
	E - Dilution.	n/a
	F - Expenses of the issue.	n/a

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	217

Page
Item 10	Additional Information.
	A - Share capital.	199-202
	B - Memorandum and articles of association.	204
	C - Material contracts.	203-204
	D - Exchange controls.	204
	E - Taxation.	204-207
	F - Dividends and paying agents.	n/a
	G - Statement by experts.	n/a
	H - Documents on display.	204
	I - Subsidiary Information.	172-174
Item 11	Quantitative and Qualitative Disclosures about Market Risk.	146-149, 168-170
Item 12	Description of Securities Other than Equity Securities.
	A - Debt Securities.	n/a
	B - Warrants and Rights.	n/a
	C - Other Securities.	n/a
	D - American Depository Shares.	n/a
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies.	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.	n/a
Item 15	Controls and Procedures.	127, 214-215
Item 16A	Audit committee financial expert.	73, 87
Item 16B	Code of Ethics.	72-73
Item 16C	Principal Accountant Fees and Services.	90, 160, 215
Item 16D	Exemptions from the Listing Standards for Audit Committees.	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	109, 200, 202
Item 16F	Change in Registrant’s Certifying Accountant.	n/a
Item 16G	Corporate Governance.	73
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements.	128-174
Item 18	Financial Statements.	n/a
Item 19	Exhibits.	218

218
Exhibits
The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov.

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 99.1 to CCEP’s Form 6-K filed with the SEC on May 30, 2019).
Exhibit 2	Description of rights attached to each class of CCEP securities registered under Section 12 of the Exchange Act as at 31 December 2020.
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

Exhibit 4.7	The Scheme Implementation Deed by and among the Company, Coca-Cola Amatil Limited and CCEP Australia Pty Ltd, dated 4 November 2020.
Exhibit 4.8	The Co-operation and Sale Deed by and between the Company, The Coca-Cola Company, CCEP Australia Pty Ltd and Coca-Cola Holdings Overseas Limited, dated 4 November 2020
Exhibit 8	List of Subsidiaries of the Company (included in Note 27 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell
Exhibit 12.2	Rule 13a-14(a) Certification of Nik Jhangiani
Exhibit 13	Rule 13a-14(b) Certifications
Exhibit 15.1	Consent of Ernst & Young LLP, UK
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
The total amount of long-term debt securities of the Company and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the SEC on request.

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	219
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Coca-Cola European Partners plc

/s/ Damian Gammell
Damian Gammell
Chief Executive Officer
12 March 2021

220
Glossary
Unless the context otherwise requires, the following terms have the meanings shown below.

2010 Plan	CCE 2010 Incentive Award Plan
Accelerate Competitiveness	proposals announced in October 2020 aimed at reshaping CCEP using technology enabled solutions to improve productivity and include the closure of certain production sites in Germany and Iberia
Admission	the date of the Company’s admission to the UK market (28 May 2016)
AGM	Annual General Meeting
APPP	Accelerate Profit Performance Plan
ARR	Annual report on remuneration
Articles	Articles of Association of Coca-Cola European Partners plc
ATC	Affiliated Transaction Committee
B2B	business to business
BCP	business continuity planning
BCR	business continuity and resilience
BEIS	UK Department for Business, Environment and Industrial Strategy
BIA	business impact analysis
Board	Board of Directors of Coca-Cola European Partners plc
BPF	Business Performance Factor
Brexit	the departure of the UK from the EU
BU	a business unit of the Group
capex	capital expenditure
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEG or Coca-Cola Erfrischungsgetränke	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)
CCEP or the Group	Coca-Cola European Partners plc (registered in England and Wales number 9717350) and its subsidiaries and subsidiary undertakings from time to time
CCEP LTIP	CCEP Long-Term Incentive Plan 2016
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)
CCL	Coca-Cola Amatil Limited
CDE	cold drink equipment
CDP	Climate Disclosure Project, formerly known as the Carbon Disclosure Project
CEO	Chief Executive Officer (of Coca-Cola European Partners plc)
CFO	Chief Financial Officer (of Coca-Cola European Partners plc)
CIO	Chief Information Officer (of Coca-Cola European Partners plc)
CGU	cash generating unit
Chairman	the Chairman of Coca-Cola European Partners plc
Cobega	Cobega, S.A.
Coca-Cola system	comprises The Coca-Cola Company and around 225 bottling partners worldwide
CoC	Code of Conduct
CODM	chief operating decision maker
Committee(s)	the five committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Corporate Social Responsibility and Affiliated Transaction Committees
Committee Chairman/Chairmen	the Chairman/Chairmen of the Committee(s)
Committee member(s)	member(s) of the Committees
Companies Act	the UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola European Partners plc
Company Secretary	Company Secretary (of Coca-Cola European Partners plc)
COVID-19 or coronavirus	the coronavirus pandemic 2020-2021
CSR	Corporate Social Responsibility
Deloitte	Deloitte LLP
Director(s)	a (the) director(s) of Coca-Cola European Partners plc
DNV GL	international accredited registrar and classification society
DRS	deposit return scheme(s)
DTC	Depository Trust Company
DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EBITDA	earnings before interest, tax, depreciation and amortisation

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	221

EEA	European Economic Area
EAP	Employee Assistance Programme
EIR	effective interest rate
EPS	earnings per share
ERA	enterprise risk assessment
ERM	enterprise risk management
EY	Ernst & Young LLP
ESP	GB Employee Share Plan
EU	European Union
European Refreshments or ER	European Refreshments, a wholly-owned subsidiary of TCCC
Exchange Act	the US Securities Exchange Act of 1934
Executive Leadership Team or ELT	the CEO and his direct senior leadership reports
E&C	ethics and compliance
FAWVA	facility water vulnerability assessment
FCPA	US Foreign Corrupt Practices Act of 1977
FIFO	first-in, first-out method
FMCG	fast moving consumer goods
FPI	foreign private issuer, a term that applies to a company under the rules of the New York Stock Exchange that is not a domestic US company
FRC	the Financial Reporting Council
FRS	Financial Reporting Standards
FTSE4Good	a series of ethical investment stock market indices launched in 2001 by the FTSE Group
GAAP	Generally Accepted Accounting Principles
GB Scheme	the Great Britain defined benefit pension plan
GHG	greenhouse gas
GHG Protocol or WRI/WBCSD GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains
Group or CCEP	Cola-Cola European Partners plc and its subsidiaries and subsidiary undertakings from time to time
HMRC	Her Majesty’s Revenue and Customs, the UK’s tax authority
HoReCa	hotels, restaurant and cafes
HR	human resources
I&D	inclusion and diversity
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IAS Regulations	International Accounting Standards (IAS) Regulations relate to the harmonisation of the financial information presented by issuers of securities in the European Union
IBR	incremental borrowing rate
IEA	International Energy Agency
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INEDs	Independent Non-executive Directors of Coca-Cola European Partners plc
IPF	Individual Performance Factor
IRC	the US Internal Revenue Code of 1986, as amended
IRS	US Internal Revenue Service
ISAE 3000	International Standard on Assurance Engagements 3000
ISO	International Organization for Standardisation
IT	information technology
KPI	key performance indicator
LGBT+	pertaining collectively to people who identify as lesbian, gay, bisexual, or transgender, and to people with gender expressions outside traditional norms, including nonbinary, intersex, and other queer people (and those questioning their gender identity or sexual orientation), along with their allies
Listing Rules or LRs	the Listing Rules of the UK Financial Conduct Authority
LSE	London Stock Exchange
LTI	long-term incentive
LTIP	Long-Term Incentive Plan
M&A	merger and acquisition(s)
Merger
the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke GmbH

NARTD	non-alcoholic ready to drink
NEDs	Non-executive Directors of Coca-Cola European Partners plc
NGO	non-governmental organisation

222

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

Olive Partners	Olive Partners, S.A.
opex	operating expenditure
Parent Company or Company	Coca-Cola European Partners plc
Paris Agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference
Partnership	the partnership agreement entered into between the Group, the GB Scheme and CCEP Scottish Limited Partnership to support a long-term funding arrangement
Pension Plan 1 and Pension Plan 2	the Germany defined benefit pension plans
PET	polyethylene terephthalate
PFIC	passive foreign investment company
PR	public relations
PRN	Packaging Recovery Notes
PSU	performance share unit
Remuneration policy	the remuneration policy as approved by shareholders at the Company’s AGM held on 22 June 2017
rPET	recycled PET
RTD	ready to drink
ROIC	return on invested capital
ROU	right of use
RSU	restricted stock unit
SAGP	Sustainable Agriculture Guiding Principles
SBTi	Science Based Targets initiative
SDRT	stamp duty reserve tax
SDG	UN Sustainable Development Goals
SEC	Securities Exchange Commission of the US
SGP	Supplier Guiding Principles
Shareholders’ Agreement	the shareholders’ agreement dated 28 May 2016 between Coca-Cola European Partners plc and Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. KG
Shares	ordinary shares of €0.01 each of Coca-Cola European Partners plc
SID	Senior Independent Director
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002
S&P	Standard & Poor’s
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges
SPO	Sustainable Packaging Office
SVA	source water vulnerability assessment
TCA	EU-UK Trade and Cooperation Agreement
TCCC	The Coca-Cola Company
TCFD	Task Force on Climate-related Financial Disclosures
the Proposed Acquisition	the binding offer made in November 2020, and revised in February 2021, to acquire the entire existing issued share capital of Coca-Cola Amatil Limited from The Coca-Cola Company, under the terms of a Co-operation and Sale Deed, and from shareholders other than The Coca-Cola Company, to be effected by means of a scheme of arrangement
TSR	total shareholder return
UK Accounting Standards	Financial Reporting Standards issued by the Accounting Standards Board
UKBA	UK Bribery Act 2010
UKCGC	UK Corporate Governance Code 2018
UNESDA	Union of European Soft Drinks Associations
UN OHCHR	United Nations Office of the High Commission on Human Rights
unit case	approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit
VAT	value added tax
WEEE	EU Directive on Waste Electrical and Electronic Equipment
WMP	water management plan
WRI/WBCSD GHG Protocol or GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains

Coca-Cola European Partners plc / 2020 Integrated Report and Form 20-F	223
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
Report ordering
Shareholders who would like a paper copy of the Integrated Report, which will be despatched from around 15 April 2021, can make their request by post to the Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via www.cocacolaep.com/financial-reports-and-results/integrated-reports or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639.
Agent for service of process in the US
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

224
Forward-looking statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”), CCEP's proposed acquisition (the "Acquisition") of Coca-Cola Amatil Limited and its subsidiaries (together "CCL") and the integration of CCL into CCEP. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and CCL’s historical experience and present expectations or projections, including with respect to the Acquisition. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:
1. those set forth in the “Risk Factors” section of this 2020 Annual Report on Form 20-F, including the statements under the following headings: Business continuity and resilience (such as the adverse impact that the COVID-19 pandemic and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products); Packaging (such as refillables and recycled plastics); Cyber and social engineering attacks and IT infrastructure; Economic and political conditions (such as the UK’s exit from the EU, the EU-UK Trade and Cooperation Agreement, and uncertainty about the future relationship between the UK and EU); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Legal, regulatory and tax (such as the development of regulations regarding packaging, taxes and deposit return schemes); Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Perceived health impact of our beverages and ingredients, and changing consumer buying trends (such as sugar alternatives and other ingredients); Competitiveness, business transformation and integration; People and wellbeing; Relationship with TCCC and other franchisors; Product quality; and Other risks; and
2. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals, shareholder approvals and the satisfaction of closing conditions to the Acquisition; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees of CCEP and CCL as a result of the proposed Acquisition or during integration of the businesses and disruptions resulting from the proposed Acquisition, making it more difficult to maintain business relationships; the potential if the Acquisition is not completed in a timely manner or at all for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) loss of time spent on an unsuccessful Acquisition, and (iii) litigation related to the Acquisition.
The full extent to which the COVID-19 pandemic will negatively affect CCEP and/or CCL and the results of their operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.
Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

Designed by SALTERBAXTER An MSL Company This report has been printed on Revive 100 Silk – an FSC® certified paper fibre derived from 100% pre and post-consumer waste accredited with the ISO 14001 and EMAS environmental standards. Printed by CPI Colour. CPI Colour are ISO 14001 certified, CarbonNeutral®, Alcohol Free and are FSC® Chain of Custody certified. The inks used are vegetable oil based.

COCA‑COLA EUROPEAN PARTNERS PLC Registered office Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 09717350 www.cocacolaep.com C O C A ‑C O L A E U R O P E A N P A R T N E R S P L C 2 0 2 0 IN T E G R A T E D R E P O R T A N D F O R M 2 0 -F