Form 20-F
period 2021-12-31
COCA-COLA EUROPACIFIC PARTNERS plc
filed 2022-03-15
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-37791

COCA-COLA EUROPACIFIC PARTNERS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)
Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive offices)
Contact
(Clare Wardle, General Counsel & Company Secretary, +44 (0)1895 231 313, secretariat@ccep.com, Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Ordinary Shares of €0.01 each	Nasdaq Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 456,235,032 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer,"accelerated filer, and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FURTHER TOGETHER 2021 INTEGRATED REPORT AND FORM 20-F

COCA-COLA EUROPACIFIC PARTNERS – ONE OF THE WORLD’S LEADING CONSUMER GOODS COMPANIES. MAKING, MOVING AND SELLING SOME OF THE WORLD’S MOST LOVED BRANDS. Strategic Report 2 Performance indicators 4 Conversation with our Chairman and CEO 8 Our portfolio 9 What we do and how we do it 10 Our operations 12 Our stakeholders 15 Section 172(1) statement from the Directors 16 Our strategy 17 Succeeding in a changing landscape 18 Sustainability – Action on 20 Sustainability governance framework 21 Task Force on Climate-related Financial Disclosures (TCFD) 37 Our people 40 Operating with integrity 42 Principal risks 48 Viability statement 49&#9; &#9;Non-financial&#9;information&#9;statement 50&#9; Business&#9;and&#9;financial&#9;review Governance and Directors’ Report 65 Chairman’s introduction 66 Board of Directors 67 Directors’ biographies 72 Senior management 74 Corporate governance report 82 Nomination Committee Chairman’s letter 83 Nomination Committee report 86 Audit Committee Chairman’s letter 87 Audit Committee report 92 Directors’ remuneration report 92 Statement from the Remuneration Committee Chairman 94 Overview of remuneration policy 95 Remuneration at a glance 96 Annual report on remuneration 108 Directors’ report 111 Directors’ responsibilities statement Financial Statements 113 Independent Auditor’s reports 129&#9; Consolidated&#9;financial&#9;statements 134&#9; &#9;Notes&#9;to&#9;the&#9;consolidated&#9;financial&#9;statements 184&#9; Company&#9;financial&#9;statements 188&#9; &#9;Notes&#9;to&#9;the&#9;Company&#9;financial&#9;statements Other Information 195 Risk factors 203 Other Group information 218 Form 20-F table of cross references 220 Exhibits 222 Glossary 226 Useful addresses 227 Forward-looking statements C on te nt s None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2021 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, are incorporated by reference in the Form 20-F. Coca-Cola&#9;Europacific&#9;Partners&#9;plc&#9;Registered&#9;in&#9;England&#9;&&#9;Wales,&#9;Company&#9;number&#9;0971735

Our purpose Solid track record of delivery and execution Great, value creating API acquisitition Even stronger strategic relationship with The Coca-Cola Company Leading portfolio of products and brands within a large and growing category Highly engaged, talented &&#9;skilled&#9;workforce Aspiring to be the world’s most digitised bottler Leading sustainability agendaSolid balance sheet, strong free&#9;cash&#9;flow&#9;generation REFRESH EUROPE, THE PACIFIC AND INDONESIA – GREAT BEVERAGES, GREAT SERVICES, GREAT PEOPLE. DONE SUSTAINABLY FOR A BETTER SHARED FUTURE.

Performance indicators Financial Data legend Europe (€m) 2020 2021 API (€m) 2020 2021 *&#7;Due&#7;to&#7;the&#7;significance&#7;of&#7;the&#7;Coca-Cola&#7; Amatil&#7;(CCL)&#7;acquisition&#7;during&#7;the&#7;year,&#7; revenue,&#7;comparable&#7;operating&#7;profit&#7;and&#7; ROIC&#7;have&#7;been&#7;presented&#7;on&#7;a&#7;pro&#7;forma&#7; basis&#7;to&#7;provide&#7;investors&#7;with&#7;relevant&#7; information&#7;about&#7;the&#7;combined&#7;Group.&#7; Refer&#7;to&#7;Business&#7;and&#7;Financial&#7;Review&#7; on pages 50–63&#7;for&#7;a&#7;reconciliation&#7;of&#7;our&#7; IFRS&#7;reported&#7;results&#7;to&#7;the&#7;pro&#7;forma&#7; financial&#7;information&#7;and&#7;non-GAAP&#7; performance&#7;measures. Revenue on a pro forma comparable basis* €14.8bn The revenue increase was driven by a 4.5% increase in pro forma comparable volume, reflecting&#9;the&#9;reopening&#9;of&#9;the&#9; away from home channel and increased consumer mobility given the easing of COVID-19 restrictions. Solid trading in the home channel continued, benefitting&#9;from&#9;increased&#9;at&#9; home occasions as well as continued growth in online grocery. Pro forma comparable Fx neutral revenue per unit case&#9;grew&#9;by&#9;3.0%,&#9;reflecting&#9; positive pack and channel mix following the reopenings in the away from home channel, positive brand mix and favourable underlying rate. Europe (€m) €10,606m €11,584m API (€m) €2,929m €3,235m Operating&#9;profit&#9;on&#9;a&#9;pro&#9; forma comparable basis* €1.9bn Pro forma comparable operating&#9;profit&#9;increased&#9;by&#9; 26.0%,&#9;reflecting&#9;the&#9;increased&#9; revenue. This increase in topline growth was moderated by an increase in variable expenses given higher volumes, as&#9;well&#9;as&#9;commodity&#9;inflation&#9; and higher concentrate costs. This was partially offset by structural&#9;efficiencies&#9;from&#9; Europe’s Accelerate Competitiveness and API’s Fighting Fit programmes, as well&#9;as&#9;combination&#9;benefits&#9; and our continuous efforts on discretionary spend optimisation. Europe (€m) €1,194m €1,500m API (€m) €301m €386m Diluted earnings per share (EPS) on a comparable basis* €2.83 Comparable diluted EPS increased by 57% driven by the increase in comparable operating&#9;profit.&#9; Free&#9;cash&#9;flow* €1.5bn Despite the challenging backdrop and continued investments in our portfolio, people, sustainability initiatives and digital capabilities, we generated nearly €1.5 billion of&#9;free&#9;cash&#9;flow.&#9;This&#9;highlights&#9; the strength of our free cash flow&#9;generation,&#9;supported&#9; by our disciplined capital expenditure and working capital improvement initiatives. Pro forma return on invested capital (ROIC)* (%) 8.0% ROIC remains a high priority for us and we will continue to&#9;focus&#9;on&#9;driving&#9;profitable&#9; revenue growth, capital efficiencies&#9;and&#9;creating&#9;value&#9; from the Acquisition of CCL. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F +7.5% pro forma comparable Fx neutral revenue Key highlight 2 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Data legend Europe 2020 2021 API(A) 2020 2021 For&#7;more&#7;about&#7;our&#7;sustainability &#7; commitments&#7;and&#7;progress, see pages 18–36 Key AU Australia ID Indonesia NZ New Zealand (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. (B) Our baseline year is 2019, following the approval of our new science based GHG emissions reduction target in 2020, in line with SBTi guidance. To analyse progress over a longer period, we also disclose a 2010 baseline year. (C) 2020 data has been restated due to more accurate data becoming available. (D) This covers all products including water, juice and dairy, excluding products that contain alcohol. (E) This excludes the amount of water used for the production of products that contain alcohol. Performance indicators CONTINUED Sustainability Safety Total incident rate (number per 100 full time equivalent employees) Europe 1.16 1.11 API 0.88 0.75 When it comes to our people, suppliers, contractors and visitors, safety is vitally important. Tragically, we saw four employee fatalities during 2021; one in Belgium and three in Indonesia. The incidents were investigated with the local authorities and we continue to improve our safety procedures to prevent recurrence. We are working towards world class safety standards and our Health, Safety and Mental Wellbeing policy ensures we are working to adopt best practices. We aim to reduce our total incident rate to below 1 by 2025. Water Water use ratio (litres of water/ litre of product produced) Europe 1.57 1.58 API(E) 1.84 1.75 Water is an essential resource for our business. It is the main ingredient in many of our products and is also essential for our manufacturing processes, and for the agricultural ingredients we depend upon. Climate change is altering weather patterns around the world, causing water shortages and droughts in some areas and&#9;floods&#9;in&#9;others.&#9; We are committed to addressing these challenges by reducing our own water consumption on a continual basis and protecting local water sources in partnership with local communities. GHG emissions % GHG emissions reduction across our value chain(B) Europe(C) Versus 2010 38.1 38.9 Versus 2019 11.4 12.4 We take seriously the responsibility to reduce our greenhouse gas (GHG) emissions, to mitigate climate change and to protect the future of our planet. In Europe, we have a clear ambition to reduce our GHG emissions across our entire value chain by 30% by 2030 (versus 2019) and to reach net zero GHG emissions by 2040. Our GHG emissions reduction target is approved by the Science Based Targets initiative (SBTi) as being in line with a 1.5°C reduction pathway. In 2022, we will set a new science based emissions reduction target, including our API territories. Sugar reduction % sugar reduction in our soft drinks since 2015 Europe 15.3 17.9 API(D) 11.2 14.9 AU AU 17.2 20.9 ID ID 9.3 13.4 NZ NZ Concern about the health consequences of obesity, particularly among young people, is increasing. Health authorities, such as the World Health Organisation, and international governments are introducing regulations to control sugar consumption. Together with The Coca-Cola Company (TCCC) and other franchisors, we are committed to meeting consumers’ demands for a greater variety of drinks, including low and no calorie options. We will do this by reformulating our recipes and by providing greater choice, with and without sugar. Packaging – Recycled plastic % of PET used that is rPET Europe 41.3 52.9 API 58.2 59.8 AU AU 39.2 42.3 NZ NZ Extreme waste and pollution, particularly plastic and packaging waste, is a global issue. Packaging represents approximately 40% of our total value chain carbon footprint and we are taking action to drive down the carbon footprint of packaging as part of our path to achieving zero waste and net zero GHG emissions. We aim to achieve this through the key pillars of our packaging strategy: removing unnecessary packaging; innovating in refillable&#9;and&#9;dispensed&#9; solutions; achieving 100% collection so that packaging can be recycled and reused; and by increasing the recycled content of our packaging. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F3 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

How did CCEP perform in 2021 and what are you most proud of achieving in the year? S We continued to demonstrate the resilience of our business and our ability to operate with agility in such a rapidly changing environment. I am proud of how our colleagues have continued to support our customers, consumers and communities. I’d like to extend my sincere gratitude to everyone at CCEP for their incredible commitment and hard work throughout the ongoing pandemic. Last year was also an exciting year for everyone connected to the business. In May, Coca-Cola European Partners completed the acquisition of Coca-Cola Amatil and&#9;changed&#9;its&#9;name&#9;to&#9;Coca-Cola&#9;Europacific&#9;Partners.&#9; This&#9;transaction&#9;solidifies&#9;our&#9;position&#9;as&#9;the&#9;largest&#9; Coca-Cola bottler by revenue and creates a platform for accelerated growth and returns. This combination of two great Coca-Cola bottlers is exciting and we can now grow together by combining the talent, learning and best practices of two fantastic companies, both with a strong shared sustainability focus. A more diverse and inclusive culture will translate into new thinking and new ideas and our people will have even more opportunities to grow and develop. D 2021 was an extraordinary year for CCEP. We are a stronger, more diverse business, built on great people, great service and great beverages – done sustainably. Solid top line recovery, value share gains, operating margin&#9;expansion&#9;and&#9;remarkable&#9;free&#9;cash&#9;flow&#9; generation demonstrate our strong performance in a challenging&#9;environment.&#9;Our&#9;results&#9;also&#9;reflect&#9;the&#9; successful acquisition and integration of CCL, a fantastic business to have acquired, at the right time, and we look forward to an even brighter future together. Together with TCCC and our other partners, our focus on core brands, in market execution and smart revenue growth&#9;management&#9;initiatives&#9;solidified&#9;our&#9;position&#9;in&#9; 2021 as the largest fast moving consumer goods (FMCG) value creator. In 2021, we created over €13 billion in retail value(A) for our home channel customers, a year on year increase of €600 million. Coca-Cola Zero Sugar, Coca-Cola Original Taste, Monster and Fanta were all top 10 non-alcoholic ready to drink (NARTD) brands for absolute value growth. We also continued to make progress on our ambition to reach net zero emissions by 2040 and we are investing in making our packaging more sustainable. We continue to challenge our Sustainability commitments, bringing them forward where possible as evidenced by us achieving our 50% rPET commitment in Europe two years early. How is the integration of Coca-Cola Amatil progressing? D We are well underway with the integration and I am extremely pleased with the progress we have made since the Acquisition. We&#9;now&#9;have&#9;a&#9;significantly&#9;bigger&#9;growth&#9;opportunity,&#9; having acquired a strong business with momentum and potential. We have a broader and more balanced footprint and the number of consumers who can enjoy our drinks is now over 600 million. (A) Retail selling price (i.e. sales at end price to consumer) including retailer mark ups and sales and excise taxes. Conversation with our Chairman and CEO We want to build on the best of both businesses, in key areas like sustainability, digital transformation and our people. Sol Daurella, Chairman Damian Gammell Chief&#9;Executive&#9;Officer D Sol Daurella Chairman S FURTHER TOGETHER Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F4 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

S The Acquisition has allowed us to bring together two great companies. In doing so, we’ll be able to go further and faster in pursuing our shared vision for growth, through our consumer led portfolio, collaborative customer relationships and innovation to meet changing consumer needs. I am excited by the prospect of what we can learn from each other and the opportunities to grow our business that this creates. D Following the Acquisition we established a new segment within our operating model named Australia, Pacific&#9;and&#9;Indonesia&#9;(API).&#9;This&#9;structure&#9;ensures&#9; we remain close to our customers, communities and stakeholders. It allows us to make the most of our deep local insight, experience and market understanding, and&#9;meet&#9;the&#9;specific&#9;needs&#9;of&#9;our&#9;stakeholders.&#9; We have key talent in place. Peter West leads the new API segment. Peter was previously the Managing Director of Coca-Cola Amatil, Australia. He has extensive knowledge of the FMCG sector and a proven ability to work with customers and partners to drive growth and deliver results. I am extremely pleased with the quick progress we were able to make when integrating API into the wider business. Our pre-existing organisational structure enabled us to extend our combined central functions to support the new segment. From a digital perspective, we have started on the journey to bring our people, systems and processes together to allow us to collaborate to enable us to go further, together. S We’ve developed a proven and successful playbook in Europe. We have a track record of creating value in developed markets – like Australia and New Zealand – through strong revenue growth management, route to market transformation and leading commercial capabilities. Indonesia’s growth potential is particularly exciting, with CCEP now working in one of the world’s most populous and dynamic emerging markets. We want to build on the best of both businesses with our people – in key areas like sustainability, digital transformation and outlet execution – to drive growth and scale faster. We will also further strengthen our strategic relationships with TCCC and our other franchise partners. How are you developing your future ready and entrepreneurial culture within CCEP? S Our success is driven by our great people at CCEP. I’m consistently impressed by their expert local knowledge and passion for our brands and our business. I’m grateful for all they do every day to serve our customers and communities. I’d also like to thank Damian and his leadership team who are helping to create a winning and inclusive culture. I’m also grateful to my fellow Directors for their contribution over the year. I’d like to take this opportunity to thank Irial Finan who stepped down from the Board during 2021, for his outstanding contributions to our business. We welcomed Manolo Arroyo as a new member of the Board in 2021. Manolo brings a wealth of extensive experience working in the Coca-Cola&#9;system&#9;and&#9;as&#9;the&#9;Chief&#9;Marketing&#9;Officer&#9;at&#9; TCCC. His strategic marketing, commercial and bottling expertise will be an asset to the Board. We have introduced platforms across our geographies to enable our people to share their questions and feedback, and connect with our leadership on all topics relating to our sustainable growth and innovation. This feedback culture and ability to share ideas through various platforms and surveys enables great ideas to rise to the top. We continue to value and invest in our early career talent and support initiatives that help young people gain employability,&#9;skills&#9;and&#9;confidence.&#9;This&#9;includes&#9;offering&#9; internships, apprenticeships and graduate programmes. We have also launched three new inclusion, diversity and equity&#9;(ID&E)&#9;learning&#9;modules&#9;on&#9;practising&#9;inclusive&#9; leadership,&#9;starting&#9;an&#9;ID&E&#9;conversation&#9;and&#9;allyship.&#9; We’ve been working hard to create a workplace where everyone feels welcome to contribute and be at their best. We want to create an environment that empowers everyone to thrive, where everyone can contribute to the growth of CCEP and where everyone feels respected and able to share their ideas and perspectives. D Our people strategy, Me@CCEP, sets out how we are building a winning culture where a diverse range of talents can grow and collaborate together. We encourage an environment where different perspectives and insights are valued at all levels of the organisation, and we have put inclusion right at the heart of our working culture. We have a focus on agile ways of working and creating an ownership mindset, where people feel empowered and&#9;confident&#9;to&#9;take&#9;appropriate&#9;risks&#9;and&#9;win&#9;together.&#9; We have provided training to develop core capabilities in leadership, commercial and customer service and supply chain.&#9;We&#9;continue&#9;to&#9;progress&#9;plans&#9;for&#9;working&#9;flexibly&#9; as we emerge from the pandemic. How are you promoting the health, safety and wellbeing of your colleagues? S Our people’s physical, mental and social wellbeing remain our priority and we continue to promote this in our workplace. Amid the stress and disruption caused by the COVID-19 pandemic, it’s more important than ever that we look after our people’s wellbeing and mental health. We have grown our Wellbeing First Aider initiative to build an internal support network for mental health. D Despite our focus and drive for continuous health and safety improvement, tragically four colleagues lost their lives in 2021 and one colleague lost their life in early 2022 while working for CCEP. Four fatal incidents occurred in Indonesia and one in Belgium. My heart goes out to their families, friends and colleagues. The safety and wellbeing of our people is vitally important. We have learned lessons from these terrible tragedies. It is our aim that the health of our colleagues, both physical and mental, is not detrimentally impacted by working at CCEP. We aspire for all employees to feel happy, healthy and to work with integrity and respect, enabling us all to thrive at work and in our home lives. Conversation with our Chairman and CEO CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F5 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

How is CCEP developing its digital capabilities? D Technology is not only shaping the way that our consumers and customers interact with us, but also how we operate as a business. It is becoming increasingly important to modernise the way that people connect and communicate with each other in a more digital workplace. Using&#9;technology&#9;will&#9;enable&#9;us&#9;to&#9;become&#9;more&#9;efficient,&#9; and help us drive revenue and manage our costs. At CCEP we are evolving into an ever increasingly data driven organisation as we effectively and consistently utilise data in our decision making process across all levels of the organisation. Our journey to become the world’s most digitised bottler will&#9;benefit&#9;all&#9;areas&#9;of&#9;our&#9;business.&#9;From&#9;the&#9;way&#9;we&#9; procure, to platforms we use to drive sales, using digital technology will unlock growth and new opportunities. We will also be able to use data analytics to improve our demand and supply chain planning, enabling us to continue to make the drinks consumers want, when they want them. To improve our demand planning, we are combining machine learning and advanced analytics to&#9;improve&#9;performance&#9;for&#9;case&#9;fill&#9;on&#9;time,&#9;forecast&#9; accuracy and manufacturing adherence. S Digital technology and innovation have always been a key focus for CCEP, and we are continually looking for ways to improve our service and making it even easier to do business with us. We’re turning data and analytics into a competitive differentiator. This will be delivered by evolving our data and analytics team and capabilities, harmonising our data foundations so data can be managed as an asset, driving a company wide awareness and interest in data, and executing our multi year strategic roadmap to incrementally derive business value from data. We are also investing in our workplace tools to promote collaboration across our teams. D &#9;Over&#9;the&#9;past&#9;two&#9;years&#9;we’ve&#9;seen&#9;significant&#9; behavioural shifts in society. Changes in how people live, shop and work continue to inform how we serve our customers and get our products to consumers. This gives us an opportunity to leverage our digital capabilities and grow our business, as well as create even more value for our customers and retail partners. Our customer portal My.CCEP.com is an important part of our digital acceleration. It is helping us be the best online partner to our customers and drive revenue growth for our business. The platform is now live in all of our European markets, following its successful launch in Germany at the end of 2021. With 76,000 customers, we’ve doubled the amount of customers on the platform since last year. Changes in routines brought many new shoppers into the online grocery channel. In many markets our online share&#9;of&#9;soft&#9;drinks&#9;is&#9;higher&#9;than&#9;in&#9;store,&#9;reflecting&#9;our&#9; dedicated efforts to drive e-commerce sales together with our customers. Through our innovation investment programme, CCEP Ventures, we aim to identify and implement transformative ways of doing business. Business to business (B2B) e-commerce is just one exciting growth area that is a focus for CCEP Ventures. We&#9;also&#9;continued&#9;to&#9;grow&#9;through&#9;our&#9;first&#9;ever&#9;direct&#9;to&#9; consumer platform Your Coca-Cola in GB. This platform allows consumers to stock up on their favourite drinks brands&#9;as&#9;well&#9;as&#9;popular,&#9;harder&#9;to&#9;find&#9;products&#9;like&#9; Diet Coke Caffeine Free, often in slightly larger packs than those currently available through traditional retail channels. This move will help us tap into the rapid growth of online shopping and offer consumers even more choice. Digital solutions will help us continue to win with our customers and grow our business. The COVID-19 pandemic has shown the important role digital platforms play for customers and consumers, and we will continue to harness this opportunity. What progress has CCEP made with its sustainability commitments? D COP26 made clear the urgency for businesses to deliver&#9;bold&#9;climate&#9;action.&#9;We&#9;took&#9;a&#9;significant&#9;step&#9;in&#9; 2020, by setting an ambition to reach net zero emissions by 2040 and reduce our GHG emissions across our entire value chain by 30% by 2030 (vs. 2019). These are ambitious targets, and we are accelerating the decarbonisation of our business. Our targets are aligned with&#9;a&#9;1.5˚C&#9;pathway&#9;and&#9;are&#9;approved&#9;by&#9;the&#9;SBTi.&#9; This means that we have a credible goal that will require meaningful and sustained action. This year we will update our 2030 science based emission reduction target to include API. S Sustainability is absolutely fundamental to everything we do as a business. We will continue to push ourselves to go further, faster to decarbonise our business. Our continued listing on the Dow Jones Sustainability Index (DJSI) reinforces the ongoing progress we are making. In 2021 CCEP was recognised for leadership in corporate sustainability&#9;by&#9;global&#9;environmental&#9;non-profit&#9;CDP&#9; for the sixth consecutive year, securing a place on its prestigious ‘A List’ for climate, as well as water security. CCEP is one of 53 companies globally to have achieved an ‘A’ position for both climate and water, which demonstrated the focus we place on sustainability. In Australia and Indonesia, we are investing in new PET recycling facilities. These collaborations are a step forward towards creating a circular economy for PET and will contribute to further accelerating our journey towards the ultimate goal of using 100% recycled or renewable plastic. In 2021, we completed a three year solar panel project at our production facility Cibitung in Indonesia, the second largest rooftop solar project in South East Asia and the fourth largest in the world. As part of our path to net zero we’ve already transitioned three production facilities to become&#9;certified&#9;as&#9;carbon&#9;neutral&#9;as&#9;part&#9;of&#9;a&#9;pilot&#9; programme that aims for at least eight sites to become carbon&#9;neutral&#9;certified&#9;by&#9;the&#9;end&#9;of&#9;2023. We are closely connected to our local communities. We are committed to protecting our environment and support environmental programmes through investment and volunteering. Sustainability is a subject that I personally feel very strongly about. I would like to thank all of our colleagues, customers, partners, suppliers and stakeholders who are working with us to take the action required to tackle climate change. We still have a long way to go and we are determined to work together to achieve our sustainability ambitions. Conversation with our Chairman and CEO CONTINUED Our customer portal My.CCEP.com is an important part of our digital acceleration. Damian Gammell,&#9;Chief&#9;Executive&#9;Officer Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F6 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

How is CCEP’s relationship with TCCC developing? D CCEP has always been closely aligned with TCCC strategically and the relationship has grown even stronger over the past year. TCCC’s support for the Acquisition was a further endorsement of the strong alignment we have built since the formation of CCEP. The relationship has continued to develop and grow, demonstrated through our agile collaboration and decision making during the year against a challenging backdrop. Together, we ensured the continuity of supply of the products our consumers wanted to buy by prioritising core brands and packs. We also continued to launch and scale new brands into our markets such as Costa Coffee and Topo Chico, which we look forward to developing further in 2022. S We worked closely with TCCC following the completion of the Acquisition. We are partnering closely with them to develop value creating plans across the API region. Our strong platform and alignment with TCCC, built on the success of operations in Europe, is an asset that we’re clearly going to translate together into an even better future for our API segment. We have already started to work on reorienting our portfolio in Australia and New Zealand. We have reviewed our portfolio in these markets to assess the size and future growth opportunities within the different NARTD categories. We’ve established a future vision for our portfolio, customer and consumer environment plans that we will use with TCCC to execute and win in the market. Our strong relationship with TCCC is also driving forward our sustainability strategy, which works side by side with TCCC’s World Without Waste strategy. What’s next for CCEP? D We continue to protect our business for the short term and&#9;are&#9;confident&#9;in&#9;our&#9;ability&#9;to&#9;mitigate&#9;near&#9;term&#9; inflationary&#9;pressures&#9;and&#9;navigate&#9;global&#9;supply&#9;chain&#9; challenges. Key levers are pricing, mix, procurement initiatives&#9;and&#9;our&#9;transformational&#9;efficiency&#9;programmes.&#9; We’re combining these levers with disciplined investments for long-term future growth, particularly in our portfolio, our people, digital and sustainability. The integration of API is well underway, and it is very much now part of the CCEP family as our sixth geographical business unit. We are very excited with the growth plans we are developing with TCCC, both in applying our proven playbook in developed markets as well as unlocking the long-term transformation potential of Indonesia. We will continue to expand our total beverage portfolio while strengthening core capabilities that will drive sustainable success. We will continue to invest in our supply chain. Last year saw us invest €560 million. I would like to thank our people for their extraordinary efforts during the year and our customers, suppliers and all of our stakeholders for their interest and partnership. We&#9;are&#9;deeply&#9;concerned&#9;and&#9;saddened&#9;by&#9;the&#9;conflict&#9; and suffering in Ukraine. CCEP has joined the Coca-Cola system in providing support to the humanitarian relief efforts in Ukraine and neighbouring countries. We are contributing&#9;financial&#9;aid&#9;to&#9;the&#9;International&#9;Federation&#9; of the Red Cross and local Red Cross branches, and product donations to refugee centres. We join others across the world in calling for peace to return to Ukraine. S We will continue to invest in our people and developing an inclusive and safe environment for people to be at their best. Working with our franchise partners, we have exciting plans for our portfolio, and we are focused on the capabilities and technologies needed to offer our customers a great experience. Above all, we are acutely aware of the challenges facing society and we are committed to building a better future – for our business, for people and for the planet. We are making a difference and believe we have the right foundation to drive sustainable growth and, as evidenced by our 2021 dividend being our largest ever, delivering increased shareholder value. We remain focused on the next stage of our journey and I’d like to thank all our stakeholders and investors for continuing to be a part of it. Conversation with our Chairman and CEO CONTINUED We also continued to launch and scale new brands into our markets such as Costa Coffee and Topo Chico, which we look forward to developing further in 2022. Damian Gammell,&#9;Chief&#9;Executive&#9;Officer Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F7 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

25.5% 7.5% 8% 59% We work with franchise partners to offer consumers a wide range of drinks for every taste and occasion, with or without sugar, to create value for our customers. Our portfolio We are reducing the environmental impact of our manufacturing, distribution and packaging while reducing sugar across our portfolio and making it easier for people to manage their sugar consumption. Our focus is on growing our core brands and expanding into categories like ready to drink (RTD) tea, coffee and alcohol. Coca-Cola® Flavours, mixers and energy Hydration RTD tea, RTD coffee, juices and other Our Coca-Cola brands come in a range of variants that offer consumers a great choice&#9;of&#9;flavours,&#9;with&#9;or&#9;without&#9;sugar.&#9; 2021 saw the launch of a new brand identity for Coca-Cola Original Taste, Diet Coke/ Coca-Cola Light and Coca-Cola Zero Sugar designed to stand out on shelf and make it easier to navigate the different Coca-Cola variants. Coca-Cola also introduced a new marketing platform, Real Magic, and a new “Hug” logo. Coca-Cola Zero Sugar continued to grow with volume up 8.5% from 2020. We also marked UEFA EURO 2020 with limited edition pack designs and in store displays across all channels and customers. This activity focused on attracting consumers at various touch points in the path to purchase journey. We ended the year with consumer campaigns to make Coca-Cola a part of festive meal occasions. In 2021, and in partnership with Monster Energy, we continued to expand our Monster range with the introduction of four new Monster variants including Monster Mule. With gaming an interest for many Monster consumers, we supported a partnership with Apex Legends and launched Monster Ultra Watermelon. We continue to build our presence in the functional energy category with the rollout&#9;of&#9;more&#9;Reign&#9;flavours,&#9;all&#9;of&#9; which contain no sugar, no calories and no&#9;artificial&#9;colours&#9;or&#9;flavours. Fanta continued to grow, supported by a marketing campaign and strong in store execution during Halloween. The launch of What The Fanta Launch Zero Sugar, was supported by great on and off shelf execution, driving sales above expectations.&#9;Fanta&#9;also&#9;benefitted&#9; from a strong period in Indonesia during Ramadan. The hydration category is typically heavily reliant on immediate consumption, with consumers buying hydration products in on the go stores, which continued to see an impact from the pandemic in 2021. The performance of our hydration products&#9;continued&#9;to&#9;reflect&#9;this&#9;ongoing&#9; impact of COVID-19 and changes in consumer behaviour. However, the category grew by 9.5% in the fourth quarter&#9;of&#9;2021,&#9;reflecting&#9;fewer&#9;restrictions&#9; and increased mobility in the quarter. The rollout of Costa Coffee continued across our European markets with launches in Belgium, Norway and Spain. More markets will be added in 2022. Fuze Tea remains an important part of our portfolio, growing by 9.5% compared to 2019. We celebrated the festive winter period with a Fuze Tea Winter edition. As COVID-19 restrictions eased, the juice category grew, particularly Capri-Sun, which&#9;benefitted&#9;from&#9;increased&#9;on&#9;the&#9; go consumption. We continue to pursue opportunities in alcohol, led by Topo Chico. To simplify our alcohol portfolio, we announced that we would exit the production, sale and distribution of beer and apple cider products in Australia. 2021 Brand category volume of sales Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F8 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

What we do and how we do it For a better shared future ─ Creating value for all our customers, big and small ─ Contributing to local economies ─ Supporting our communities ─ Trusted by shareholders and stakeholders Great people – A great place to work, where people can grow, be happy and be well – A safe, open, diverse and inclusive workplace – Winning capabilities, agility and a performance mindset – Following our Code of Conduct (CoC) Great service – Decision&#9;making&#9;close&#9;to&#9;the&#9;customer,&#9;with&#9;the&#9;benefits&#9; of scale – Easy to do business with – Known for world class execution – Agile&#9;and&#9;flexible&#9; Great beverages – Category leadership with great-tasting drinks for every occasion and brands people love – Top quality and right every time – Brought to life through powerful partnerships with brand owners Done sustainably – Unwavering commitment to our sustainability action plan, This is Forward – Ambition to reach net zero emissions by 2040, lead the way toward a circular economy and provide a great choice of low and no calorie drinks Powered by our people We employ around 33,000 people across our business. They make and sell our great beverages and help our customers grow by providing great service. They work with our communities as we seek to work sustainably and help them thrive. Source raw materials We use ingredients such as water, sugar, coffee, juices and syrup to make our drinks. We also rely on materials like glass, aluminium, PET, pulp and paper to produce packaging. We require our suppliers to meet strict targets around workplace policies and practices, health and safety, ethics and human rights, environmental protection and business integrity. Distribute to our customers We distribute our products to customers and vending partners directly and by working closely with logistics partners. Work closely with customers who sell to consumers Our nearly 12,900 strong commercial team work with a huge range of customers, ranging from small local shops, supermarkets and wholesalers to restaurants, bars and sports stadiums, so consumers can enjoy our great products wherever they are and whenever they want. We also provide cold drink equipment (CDE) and supply vending machines so people&#9;can&#9;find&#9;our&#9;drinks&#9;on&#9;the&#9;go. Make great tasting drinks Our production facilities make and bottle our wide range of drinks. We’re continually improving our production facilities. We produce safe, high quality products for our customers and consumers. Over 90% of the drinks we sell are produced in the country in which they are consumed. Work with TCCC and other franchisors TCCC and other franchisors make and sell concentrates, beverage bases and syrups, own the brands and are responsible for consumer brand marketing. We operate under bottler agreements with TCCC and other franchisors, and purchase the concentrates, beverage bases and syrups to make, sell and distribute packaged beverages to our customers and vending partners. Work with partners, encouraging 100% collection to reuse packaging Although 98%(A) of our bottles and cans are recyclable, they don’t always end up being recycled. That needs to change. We’re determined to lead the way towards a circular economy for our packaging where, working with partners, we encourage the collection of all packaging so that materials are recycled and reused. (A) Europe only. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F Find&#7;out&#7;more&#7;about&#7;where&#7;our&#7;people&#7;work&#7;on&#7;pages 10–11 Find&#7;out&#7;more&#7;about&#7;our&#7;portfolio&#7;of&#7;drinks&#7;on&#7;page 8 See&#7;our&#7;This&#7;is&#7;Forward&#7;sustainability&#7;action&#7;plan&#7;on&#7;page 18 9 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Region Revenue by geography(A) No. of employees(B) Production facilities(C) Australia 62.4% 3,539 13 New Zealand and Pacific&#9;Islands 17.3% 1,785 12 Indonesia and Papua New Guinea 20.3% 6,131 11 (A) Revenue shown is percentage of total reported revenue as at 31 December 2021. (B) Number shown is number of employees as at 31 December 2021. (C) Production facilities include NARTD, alcoholic beverage and other manufacturing sites. Our operations – API Following the Acquisition, we established a new segment within our operating model: Australia, Pacific&#9;and&#9;Indonesia&#9;(API).&#9; This structure ensures we remain close to our customers, communities and stakeholders. In API, we employ around 11,000 people and service around 600,000 customers. Much of our ability to create value for our customers depends on the quality of the service we provide and how we execute in the market. Read&#7;more&#7;about&#7;how&#7;we&#7;are&#7;succeeding&#7;in&#7;a&#7;changing landscape&#7;on&#7;page 17 Map legend Production facility Where we operate 2x production facilities See&#7;our&#7;interactive&#7;map&#7;on&#7;www.cocacolaep.com/ about-us/places Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F10 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Our operations – Europe Az ores M ad eira C an ar y I sla nds In Europe, we have around 22,000 people serving 1.1 million customers across 13 countries. We invest, employ, manufacture and distribute locally, maintaining a strong commitment to the wellbeing of our communities. Our ambition is to be the number one supplier in FMCG for our customers. Read&#7;more&#7;about&#7;how&#7;we&#7;are&#7;succeeding&#7;in&#7;a&#7;changing &#7; landscape&#7;on&#7;page 17 Bulgaria Map legend Production facility Shared service centre 2x production facilities Where we operate See&#7;our&#7;interactive&#7;map&#7;on&#7;www.cocacolaep.com/ about-us/places Region Revenue by geography(A) No. of employees(B) Production facilities Iberia (Spain, Portugal and Andorra) 21.5% 3,922 11 Germany 20.2% 6,601 16 Great Britain 22.6% 3,277 5 France (France and Monaco) 15.7% 2,506 5 Belgium and Luxembourg 8.0% 2,111 3 Netherlands 4.8% 781 1 Norway 3.4% 548 1 Sweden 3.2% 670 1 Iceland 0.7% 171 2 Bulgaria – 1,017 – (A) Revenue shown is percentage of total reported revenue as at 31 December 2021. (B) Number shown is number of employees as at 31 December 2021. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F11 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Our stakeholders Our stakeholders are part of our business and play a vital role in our success at every stage in our value chain. From the suppliers that provide our raw materials, to the communities where we operate and the people who make and sell our products, we seek to work together to refresh our markets and make a difference. Our people We are driven by a passion for people and what we do, fostering a diverse, inclusive and safe working environment where everyone’s individuality is valued and they are equipped with the training, tools and opportunity to succeed. Greater diversity creates a powerful platform, boosting creativity and innovation. Our business depends on the great people who make, sell and distribute our products every day. How we engage It’s key our people feel that they have a voice and we provide the opportunity for two way engagement, as teams and individuals, through a range of direct and indirect measures. To encourage engagement with leadership and to ensure our people are kept informed about the matters that affect them as employees, management including the CEO, hold regular town hall meetings and issue other forms of communications. These communications provide a regular cadence of updates regarding CCEP’s results and other developments within the business, including informal drop in opportunities to meet colleagues, such as ‘Share a Coke with…’ Regular market and factory visits also take place. We issue regular pulse surveys on vital topics to listen and act on the voice of our people. These were enhanced during 2021 to provide more opportunity for employees to feedback on how they were feeling and covered topics on wellbeing, engagement and culture, and Inclusion, Diversity&#9;and&#9;Equity&#9;(ID&E).&#9;Our&#9;Speak&#9;Up&#9;line&#9; enables our people to raise concerns anonymously, free from retaliation. Employees have access to employee portals, Redline in Europe and Workplace in API, where news can be shared, in addition to receiving email updates. We engage and consult with social partners on matters relating to labour relations. Our European Works Council has two plenary and three select committee meetings each year, attended by either the CEO or members of the senior leadership team, to give business updates and insights. In each of our countries we have structural consultation with trade unions. Local work environment committees have been established as well as health and safety committees. Topics arising are shared on a monthly basis with the Group’s leadership team. How the Board engaged Designated Directors Two Non-executive Directors (NEDs), Chairmen of the Remuneration and Nomination Committees, are responsible for ensuring the concerns of the workforce are taken into account by the Board and for reporting to the Board on employee related matters. During the year, the Nomination Committee requested regular feedback from management in relation to employee wellbeing and progress towards our&#9;ID&E&#9;plan.&#9;The&#9;Remuneration&#9;Committee&#9; considered employee incentives in light of the Acquisition and the reward projects and integration activities planned, including the need for a fair and consistent approach across our workforce. In addition, the Board received, as part of the regular update from the CEO, insights into health and safety of our people and the continued challenges presented by COVID-19. Employee town hall In May 2021, a virtual town hall was held following the Acquisition. Over 2,100 of our people were invited to attend the online session and to submit questions to a panel of Directors. The town hall was an opportunity&#9;for&#9;insights&#9;into&#9;the&#9;first&#9;couple&#9;of&#9;weeks&#9; of the combined CCEP, the reactions of various stakeholders, the perceived impact on company performance and next steps. The importance of employee safety and wellbeing was emphasised. Employees challenged the panel with tough questions including on CCL’s integration and wellbeing. Other employee interaction The ongoing pandemic restricted travel in 2021. In person meetings were limited to a session with “One Young World” at the October Board meeting where delegates were given an opportunity to ask the Board questions and to discuss how to accelerate positive social impact. The Board were also unable to conduct any physical site visits but a number were attended virtually. Read&#7;more&#7;about&#7;our&#7;people&#7;and&#7;culture&#7;on&#7;pages 37–39 Strategic Report12 Governance and Directors’ Report Financial Statements Other Information Coca-Cola&#9;Europacific&#9;Partners&#9;plc&#9;| 2021 Integrated Report and Form 20-F

Our Suppliers In Europe we have a network of around 13,200 suppliers and additional local suppliers across our API markets. They supply a wide range of commodities and services such as ingredients, packaging, utilities, equipment,&#9;facilities&#9;management,&#9;fleet&#9;and&#9;logistics,&#9; sales and marketing, information technology and general administration. We rely on a process to ensure we engage with suppliers, including in areas such as business continuity. Partnering and collaboration with suppliers on sustainability is helping to drive progress on delivering our This is Forward commitments, while sustainable sourcing ensures security of supply of all the commodities and services needed to make, sell and distribute our drinks. How we engage We encourage strategic relationships with our suppliers, encouraging collaboration and fostering investment&#9;to&#9;find&#9;innovative&#9;solutions&#9;to&#9;business&#9; challenges. This partnership approach helps to ensure suppliers provide high quality, safe and sustainable products and services. In 2021, we engaged with strategic suppliers across Europe and API following the Acquisition, working together under our Supplier Relationship Management (SRM) programme. Due to COVID-19, face to face interaction was limited but we compensated with virtual meetings held at the most senior levels, focusing on supply security and progress on sustainability. We hold supplier days in Europe and API; the last supplier day in Europe was virtual, pre Acquisition in October 2020 with more than 200 unique suppliers in attendance. Prior to the Acquisition, CCL held a supplier day in early 2021. How the Board engaged As part of operating with integrity, we have guidelines approved at Board level setting out expectations and requirements of our suppliers in relation to expected conduct, for example, in relation to human rights, health and safety and other matters. As well as attending our supplier days, the CEO and CFO informs the Board on key supplier relationships and payments. Supplier risk management is also a topic of discussion at the Audit Committee generally as part of the Enterprise Risk Management discussions. Further, due to COVID-19, and in addition to the impacts of Brexit resulting in a shortage of lorry drivers during the latter part of 2021, frequent discussions were held by the Board in relation to the responses of key suppliers, notably their ability to continue to provide services at the required standards within COVID-19 restrictions that may have applied globally from time to time. Read&#7;more&#7;about&#7;action&#7;we’re&#7;taking&#7;on&#7;our&#7;supply&#7;chain on pages 35–36 How the Board engaged The CEO attends investor conferences, participates in roadshows and is available to shareholders. The Chairman of the Remuneration Committee engages with shareholders on the Remuneration Policy and its implementation. Directors attended the AGM, which provides an opportunity for shareholders to ask questions. In 2021 it was a closed meeting, due to COVID-19. IR provides quarterly updates to the Board covering share price, analyst comments and city reaction, IR activity and the shareholder register and investor feedback. Periodic deep dives are provided along with brokers and analysts sessions, most recently in September 2021. Our Franchisors We conduct business primarily under agreements with TCCC and a limited number of franchisors. These generally give us exclusive rights to make, distribute and&#9;sell&#9;beverages&#9;in&#9;approved&#9;packaging&#9;in&#9;specified&#9; territories. We drive sales to customers so that our franchisor’s brands are available where and when consumers want them. How we engage We prioritise regular management contact with all our franchisors at different functional, sales and marketing levels, including regular top level meetings with TCCC. Our General Managers (GMs) have ongoing dialogue with franchisors. Annually, from September to February, our GMs present business plans to customers, and we often ask franchisors to join us at these presentations. If an incident or crises arises on product-related issues we will proactively engage with franchisors to resolve the issue. How the Board engaged Our Board engages both directly and indirectly with our franchisors. The Board receives regular updates on franchisors through reports from the CEO and the Chief&#9;Commercial&#9;Officer,&#9;as&#9;well&#9;as&#9;the&#9;Affiliated&#9; Transaction Committee (ATC) updates including on performance, relationships and key issues. The Board also received an update from the Chairman and CEO of TCCC and his leadership team at the September Board meeting on growth opportunities and strategy. Read&#7;about&#7;our&#7;relationship&#7;with&#7;TCCC&#7;and&#7;other franchisors&#7;on&#7;page 201 Our shareholders Our shareholders provide the equity capital for our business, holding management to account on&#9;financial&#9;performance&#9;and&#9;discussing&#9;key&#9; environmental, social and governance (ESG) issues. We seek support from our shareholders through voting at the AGM and continued investment by long-term shareholders. We maintained our dividend payout ratio of c.50% in 2021, which, following our strong performance during the year, resulted in dividend payouts of €638 million. Read&#7;more&#7;about&#7;our&#7;sources&#7;of&#7;funding&#7;on&#7; pages 56–58 How we engage Led by Investor Relations (IR), our comprehensive annual investor engagement plan covered: a virtual Capital Markets Day following the Acquisition explaining how the deal would create significant&#9;value&#9;for&#9;shareholders&#9;and&#9;strengthen&#9; our&#9;profile&#9;as&#9;an&#9;attractive&#9;and&#9;sustainable&#9;total&#9; return investment opportunity; the AGM; investor roadshows&#9;(including&#9;ESG&#9;specific&#9;conferences);&#9; analyst meetings; proxy advisor engagement and consulting major shareholders on executive remuneration; half yearly earnings presentations and webcast conference calls; trading updates with webcast conference calls. Our Company Secretary and IR team engage with investors’ governance teams predominantly around the AGM. Our stakeholders CONTINUED 13 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Our stakeholders CONTINUED How the Board engaged The Board has limited direct engagement with customers but receives periodic presentations from select customer leaders. In 2021, the Board invited Asda’s CEO to present. The discussion centred on Asda’s commercial proposition and how, in GB, it partners with suppliers and customers. The Board remains committed to understanding our markets and customers. Virtual market visits were arranged in 2021, to mitigate the COVID-19 health and safety risks of in person visits. The Board received insights on matters including field&#9;sales&#9;activation,&#9;marketing&#9;and&#9;adding&#9; value for retailers. The CEO provides regular updates to the Board on customer relationships, development and engagement including on home channel customer satisfaction metrics and on AFH equivalents when available. The Board is updated regularly on key channel growth, together with changes in coverage and execution performance supporting growth for our customers. Customers were also discussed at the Board strategy session in September 2021. Our Customers We strive to be our customers’ preferred partner. We foster strong relationships with our customers and aim to supply the drinks people want, where and when they want them. Our customer centric operating model is focused on delivering the strongest execution to our frontline and reaching a broad range of outlets, while making it easier to do business with us. How we engage Thousands of our sales force call on our customers every day across all our territories (subject to COVID-19). Our GMs own customer relationships and, together with our sales teams, regularly engage with customers. In 2021, our customer engagement included a four day event with Metro&#9;and&#9;a&#9;customer&#9;event&#9;in&#9;our&#9;Spain&#9;office. We also engage with customers internationally through TCCC’s Global Customer Governance Board, where certain international customers request this single point of contact within the Coca-Cola system. This engagement is limited to our markets under strict legal protocols. During the COVID-19 pandemic, we continued to focus on supporting our customers and keeping retailers stocked. For example, we adjusted production to ensure we were delivering the products that people wanted in store. Our Consumers Drinking motivations and occasions drive demand for a range of drinks. We work with our customers to ensure that the drinks reaching consumers are high quality, safe and taste great. Our franchisors generally own the relationship with the consumers. How we engage Our teams partner with franchisors to understand consumer needs. Customers also provide feedback on consumers. We have limited direct engagement with consumers, although they buy and consume our products. Our consumer care line provided on all our packaging gives consumers the opportunity to give feedback directly and our nutritional labelling on products provides consumers with the information they need to make an informed choice. How the Board engaged The Board attends presentations on trends and behavioural patterns that could affect consumers and our interaction with them. The ATC oversees CCEP’s relationships with franchise partners, through which we are able to keep focus on development&#9;and&#9;diversification&#9;of&#9;our&#9;portfolio.&#9; An update from the Chairman of the ATC is provided at each Board meeting and the CEO also provides updates to the Board as necessary. The Audit Committee receives updates on any material incidents affecting consumers. The Board has limited direct engagement with consumers but is able to directly engage through market visits. This was limited in 2021 due to COVID-19. Our Communities We have a strong local heritage and presence. We seek to make a positive difference, addressing challenges our communities face by supporting local partnerships and by tackling key local sustainability issues such as litter, health, water stress and youth unemployment. We recognise the economic, social and environmental interaction between our business and our communities. Our people live in our local communities and we use local resources, such as water and transport systems, to make, sell and distribute our products. How we engage We engage with our communities on many different levels. Our local management and Public Affairs, Communications and Sustainability (PACS) team engages directly and employees engage through volunteering. Many of our local charitable and community partnerships, such as local water replenishment projects and youth development programmes, are delivered in partnership with NGOs. Our Group management and PACS team engage more widely in communities on important issues such as the environment, ID&E,&#9;and&#9;empowering&#9;and&#9;supporting&#9;young&#9; people. They also engage with TCCC on key issues as part of a wider social framework, partnering with pan-European and global NGOs. How the Board engaged Information and updates on CCEP’s community partnerships are provided to the Corporate Social Responsibility (CSR) Committee (the Committee) who has reviewed reports on local water stress and the health of watersheds. Deep dives are provided on key topics of interest to our Committees and the Chairman of the Committee provides the Board with detailed updates at each Board meeting following Committee meetings. Read&#7;more&#7;about&#7;the&#7;work&#7;we&#7;do&#7;in&#7;local&#7; communities&#7;on&#7;pages 29–30 14 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Read&#7;how&#7;our&#7;Corporate&#7;governance&#7;framework&#7;works&#7;in&#7;practice&#7;on pages 74–81 How&#7;the&#7;Directors,&#7;and&#7;CCEP&#7;more&#7;widely,&#7;have&#7;engaged&#7;with&#7;our&#7;key&#7;stakeholders&#7;this&#7;year&#7;is&#7;set&#7;out&#7;on&#7;pages 12–14 The Board made several principal decisions during 2021, where the Directors had regard to the relevant matters set out in section 172(1)(a)-(f) of the UK Companies Act 2006 (the Companies Act) when discharging their duties. Here we outline how we approached the Acquisition as a principal decision. Amatil In May 2021, CCEP completed the Acquisition of CCL, cementing our position as the world’s largest Coca-Cola bottler by revenue and one of the leading FMCG companies in the world. The proposed Acquisition was announced in October 2020 and was approved by the Board in April 2021. The Board was supported in its decision making by a panel including Board committees (Audit Committee, ATC)&#9;and&#9;management&#9;committees&#9;(M&A&#9;Committee&#9; and the Transaction Committee and Integration Committee), spearheaded by the CEO to ensure a successful integration. The Board took into account numerous factors including the impact of the Acquisition on the stakeholder groups below. Shareholders The transaction was aligned with CCEP’s strategy of pursuing inorganic expansion opportunities in developed markets. Management conducted an investment&#9;appraisal&#9;and&#9;financial&#9;analysis&#9;to&#9;support&#9; the Board in its decision making, demonstrating that the Acquisition would be consistent with CCEP’s long-term&#9;growth&#9;ambitions.&#9;Management&#9;identified&#9; that value enhancing opportunities could be achieved through the implementation of CCEP’s proven developed market growth strategies. Using valuation modelling techniques, the analysis provided a range of CCL acquisition values, and post acquisition deleveraging projections demonstrated how the return to target leverage in the short-term could be achieved. Once completed, the transaction would be immediately EPS accretive, leading to an increased dividend for shareholders. Using these insights, the Board concluded that the Acquisition would result in value creation for shareholders. Franchisors Franchisors are a key stakeholder group, given the importance of maintaining a strong relationship and alignment with TCCC. Insights from CCEP’s growth trajectory highlighted the importance of our relationship with TCCC and our shared vision of growth. TCCC was confident&#9;in&#9;the&#9;value&#9;accretion&#9;opportunity&#9;from&#9;the&#9; transaction and agreed to sell their ownership interest in CCL at a discount to the public shareholders. Employees Engaging and retaining our people is a key consideration, ensuring that everyone has a voice and feels valued. The Acquisition created a more diverse workforce and inclusive culture at CCEP. This translates into new thinking and new ideas, providing more opportunities to grow and develop. The Board reviewed day one readiness people plans across the Group, to ensure we had the necessary collaboration processes in place to enable CCL’s integration and provide continuity. It was important to have communication and engagement support available to all employees, so that they felt involved and listened to, and could raise any concerns. Consumers The&#9;Acquisition&#9;significantly&#9;enhances&#9;CCEP’s&#9; consumer reach. It brings new brands and increasing access to broader need states, such as alcohol and coffee, as well as lessons and experimentation on different pack types to share across geographies. Community and customers API and Europe run local community initiatives with similar priorities, from supporting disadvantaged youth to local environmental groups. It is important that we continue to gain deep local insight in all our territories, building experience and market understanding to meet the&#9;specific&#9;needs&#9;of&#9;these&#9;stakeholders. Environment CCL’s&#9;strong&#9;sustainability&#9;profile&#9;was&#9;a&#9;key&#9; consideration for the Board. With carbon reduction at its core, CCL’s approach to sustainability was very much in line with CCEP. Together we can build a sustainable tomorrow for our people, customers, communities and shareholders. During 2021, we acted in good faith to promote the long-term success of CCEP. In accordance with the directors’ duties set out in section 172 of the Companies Act, the Board supervises the&#9;profitable&#9;operation&#9;and&#9;development&#9;of&#9;CCEP&#9;to&#9; maximise its equity value over the long term, without regard to the individual interests of any shareholder. A minority of our Non-executive Directors (NEDs) were appointed by major shareholders of CCEP. However, each Director understands their responsibility under the Companies Act to act in a way that would promote the long-term success of the Company for all its stakeholders. We recognise that to deliver our strategy in a sustainable way, we need to consider the commercial, social and environmental impacts of our business. During the year, we have monitored, assessed and challenged CCEP’s progress against our annual business plan and our sustainability targets. When taking decisions of strategic importance, we endeavour to balance the interests of all our stakeholders in ways that are compatible with CCEP’s long-term, sustainable growth. Throughout the year, CCEP has engaged with stakeholders across all areas of the business. The Board strives to gain stakeholder perspectives to inform its decision making through direct engagement, where feasible, as well as through regular communication with senior management. We identify our key stakeholder groups as those with significant&#9;interactions&#9;with&#9;our&#9;business&#9;model&#9;and&#9; that we impact in the course of our business operations. We detail about how our business interacts with our stakeholders, and the impacts of these interactions, throughout this Integrated Report. Ensuring our business operates responsibly is fundamental to ensuring our long-term success. The Board oversees a corporate governance framework that enables the right people to take the right decisions at the right time. This includes our CoC and system of delegated authorities. Section 172(1) statement from the Directors 15 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Supported byWe’re a leader in a soft drinks category that is worth nearly €125 billion across our markets, with brands that are so popular and so widely consumed that we serve millions of people, businesses and communities in our markets every day. Our category is robust, resilient and set to keep growing in the long term. Our goal is to outperform the market – growing faster and building share. Our strategy Key highlight Ultimately driving sustainable returns for all stakeholders. Accelerate competitiveness – Manage our cash – Targeted approach to investment – Competitive cost base – Reduce complexity Future ready culture – Challenge status quo – Inclusion, diversity and equity – Enhanced wellbeing – Agility and performance mindset Digital future – Advance digital and online revenue – Empower sales force – Leverage analytics and artificial&#9;intelligence – Enable future workplace Green future – Accelerate This is Forward – Science based and measurable carbon reduction targets Growth platform We have a track record of creating value for our customers, helping them become more profitable businesses with world class execution. This strong platform for growth needs to be supported by the right choices and a clear focus on priorities to enable us to win. 01 07 04 02 05 03 Grow the sparkling category and our share where we lead (e.g. Coca-Cola® and Fanta) Build share where we don’t lead (e.g. Sprite, Fuze Tea and Tropico) Double our energy business through our Monster portfolio Build a platform for growth in coffee (Costa and Grinders) Smart revenue growth management (RGM) to&#9;drive&#9;mix&#9;and&#9;profit Utilise digital, data and analytics as a competitive differentiator Winning channel strategy and outlet coverage to drive unrivalled execution 06 NARTD value share +40bps 16 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Succeeding in a changing landscape Macro trend – It’s becoming increasingly important to modernise the way that people connect and communicate with each other in a more digital workplace. – Advances in technology mean that we have a greater capacity to access and analyse data. Our response and some examples – We continue to invest in technology to enhance our employee experience, drive&#9;efficiencies&#9;and&#9;become&#9;more&#9; digitally enabled. – We aim to develop richer insights by managing data that is valuable as an asset, to lay the foundations for insightful analytics. – In 2021 we launched Compass, a portal which brings all of our digital workplace services together, making it&#9;easier&#9;for&#9;our&#9;colleagues&#9;to&#9;find&#9;the&#9; tools they need. – We created a new partnership with SAP Ariba, a market leading provider of source to pay solutions, and expect to save more than 100,000 hours from implementing this solution. Macro trend – Changes to routines and behaviours have accelerated the digital evolution and adoption of new digital channels. – More consumers are choosing to buy groceries or order a takeaway online. – Our customers and suppliers are also moving more towards digital platforms and other technologies. Our response and some examples – We’ve continued to invest in our Business to Business (B2B) platform (My.CCEP.com) and in 2021 online ordering grew to over €1bn. – e-grocery optimisation resulted in value share gains of +120bps. – We continue to develop our direct to consumer (D2C) platform, yourcoca-cola.co.uk. – Through CCEP Ventures we’ve formed new collaborations and developed existing partnerships, launching eB2B platforms e.g. Wabi (PT), StarStock (GB) and Foodl (NL). &#7; Find&#7;out&#7;more&#7;on&#7;www.cocacolaep.com/ ventures/ Macro trend – Consumers, customers and multiple stakeholders expect more from manufacturers and governments to help reduce the impact that their decisions and behaviours have on the environment. – Investors are increasingly using environmental, social and governance (ESG) criteria as a lens to inform their investment and portfolio decisions. – Regulatory changes and governmental commitments continue to develop and COP26 underlined the urgent need to increase the pace of implementing the Paris Climate Agreement. Our response and some examples – A green future is at the heart of our vision for the business, as demonstrated by our This is Forward sustainability action plan and the passion shown by our great people. – In 2021 we accelerated our use of rPET so that 53% of material used for our bottles was rPET and announced the&#9;first&#9;three&#9;carbon&#9;neutral&#9; production facilities. – Through CCEP Ventures we seek out new technologies and solutions. &#7; Read&#7;more&#7;about&#7;our&#7;GHG&#7;emissions&#7; targets&#7;on&#7;pages 23–26 Macro trend – Consumers want different drinks to suit a range of moments, occasions and broad need states. – Some consumer occasions are shifting towards at home consumption, including socialising, working or exercising. – Many consumers are willing to spend more to replicate Away From Home (AFH) moments at home, requiring brands to offer premium products. – Economic disruption and an inflationary&#9;environment&#9;is&#9;impacting&#9; consumer sentiment, meaning affordability is increasingly important for some consumers. Our response and some examples – We have a great portfolio of the world’s best brands and continue to diversify our drinks portfolio and packaging to suit the changing needs of our consumers. – We’re expanding our presence in exciting new areas such as hard seltzers, through the Topo Chico brand. – We’re accelerating our coffee ambition by readily expanding the Costa Coffee brand across our markets in Europe with different coffee solutions in multiple channels. &#7; Read&#7;more&#7;about&#7;portfolio&#7;of&#7;brands&#7;on page 8 Macro trend – Consumer interest in health and wellness is increasing, with people looking not only for organic offerings, but also those with less sugar and for functional products. – Governments and regulators are demanding increasing transparency from companies, both through packaging labelling and reporting. Our response and some examples – We publish information about CCEP and our performance through regular disclosures, including this report. – We’re committed to providing transparent product information on our packaging and on our website. From rapid acceleration towards digital platforms to macroeconomic impacts, our business is affected by a range of market trends. We have a business model and culture that enable us to adapt and thrive in this changing environment. Technology and data Sustainability Evolving consumer trends TransparencyDigital commerce 17 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Sustainability We are taking action on sustainability by using our business and brands to build a better future. For people. For the planet. We are growing our business and brands as a force for good, managing our social and environmental impact and aiming to make our people and our stakeholders proud of our actions. Our focus on long-term value creation and innovation positions sustainability at the heart of everything we do. We&#9;are&#9;proud&#9;pioneers;&#9;we&#9;were&#9;one&#9;of&#9;the&#9;first&#9;companies&#9; to set a science based emissions reduction target before COP21 in 2015 and we actively participated in discussions during COP26 in Glasgow in 2021. We continue to set ambitious sustainability targets. We are doing this through our sustainability action plan – This is Forward – created with TCCC, and developed through continuous consultation with our stakeholders in Europe. Through This is Forward, we are taking action on six key social and environmental areas where we know we can have&#9;a&#9;significant&#9;impact,&#9;and&#9;which&#9;our&#9;stakeholders&#9; want us to prioritise: climate action, consumer health and wellbeing, sustainable packaging, water stewardship, the wellbeing of our people and those across our value chain and our contribution to our local communities. We are making progress in these areas but we can’t stand still. We will continue to challenge ourselves, using our voice to drive action on sustainability and leading by example, to create a better, greener future. In May 2021, we acquired Coca-Cola Amatil and we are focused on extending our sustainability action plan, This is Forward, to include all of our territories in Europe and API. As the world adjusts to a new normal, living with COVID-19, we need to go further and act faster on tackling global climate-related challenges. A mindset based on sustainability is a strong basis. We believe partnerships and collaboration are vital to accelerate decarbonisation and build a sustainable tomorrow for our people, customers, communities and shareholders. Read&#7;more&#7;in&#7;our&#7;corporate&#7;governance&#7;report&#7;pages 74–81 &#7; Find&#7;out&#7;more&#7;at&#7;www.cocacolaep.com/sustainability Climate We’ll aim to reach net zero by 2040 and reduce our emissions by 30% by 2030. Packaging We’ll collect all of our packaging so that none of it ends up as litter or in the oceans. Drinks We’ll be a total beverage company, offering consumers an even greater choice of drinks with reduced sugar. Society We’ll be a force for good by championing inclusion and economic development in society – with our employees and our communities. Water We’ll handle water with the care it deserves across our business and our value chain. Supply chain We’ll source our main ingredients and raw materials sustainably and responsibly. A LIST 2021 CLIMATE WATER * MSCI disclaimer: www.cocacolaep.com/sustainability/disclosures-and-recognition – see tab MSCI 18 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Sustainability CONTINUED Our commitments Climate Pages 23–26 Packaging Pages 27–28 Society Pages 29–30 Drinks Pages 31–32 Water Pages 33–34 Supply Chain Pages 35–36 SDG commitments SDG commitments SDG commitments SDG commitments SDG commitments SDG commitments – We’ll aim to reach net zero GHG emissions across our entire value chain(A) by 2040. – We’ll cut GHG emissions by 30% across our entire value chain by 2030 versus 2019.(B) – We’ll aim for 100% of our strategic suppliers to set their own science based targets and transition to 100% renewable electricity by 2023. – We’ll continue to purchase 100% renewable electricity. – We’ll make sure that 100% of our primary packaging is recyclable or reusable. – We’ll work with local and national partners to collect 100% of our packaging in Western Europe, including support for well designed deposit return schemes where a proven alternative does not exist.(C) – We’ll remove all unnecessary or hard to recycle packaging from our portfolio.(C) – We’ll make sure that at least 50% of the material we use for our PET bottles comes from recycled plastic (rPET) by 2023 and we’ll aim to reach 100% recycled or renewable plastic by the end of the decade.(C) – We’ll use the reach of our brands to inspire everyone to recycle. – We’ll&#9;innovate&#9;in&#9;refillable&#9;and&#9; dispensed solutions and services as a key strategic route to eliminate packaging waste and reduce our carbon footprint. – We’ll foster a diverse and inclusive culture in our business and make sure that women hold at least 40% of our management positions. – We’ll expand the contribution we make to society by increasing our employee volunteering and supporting local community partnerships. – We’ll support initiatives which help young people gain the employability, skills&#9;and&#9;confidence&#9;they&#9;need&#9; to succeed. – We’ll reduce the sugar in our soft drinks by 10% between 2015 and 2020, and that’s in addition to the 5% reduction achieved in the previous&#9;five&#9;years.(D) – We’ll aim for 50% of our sales to come from low or no calorie drinks.(E) – We’ll continuously evolve our recipes and portfolio to offer a greater choice of drinks. – We’ll make it easier for consumers to cut down on sugar with straightforward product information and smaller pack sizes. – We’ll make sure we don’t advertise to children under 12 and that our sales and marketing practices evolve in line with external expectations. – We’ll protect the sustainability of the water sources we use for future generations. – We’ll reduce the water we use in manufacturing by 20% and address water impacts in our supply chain.(F) – We’ll replenish 100% of the water we use in areas of water stress. – We’ll make sure 100% of our main agricultural ingredients and raw materials come from sustainable sources. – We’ll continue to embed sustainability, ethics and human rights into our supply chain.(G) Baseline is 2010 and target date is 2025 unless otherwise stated (A) Value chain covers Scope 1, 2 and 3 emissions. (B) In addition to a 30.5% absolute reduction already achieved between 2010 and 2019. (C) 2019 enhanced Action on Packaging commitments. (D) Sparkling soft drinks and non-carbonated soft drinks only. Does not include water or juice. This commitment is for CCEP and TCCC Western European Business Unit. Baseline is 2010 and includes historical, consolidated data for Coca-Cola Enterprises, Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetr&auml;nke AG that was recalculated after the Merger. Target to be updated in 2022. (E)&#9;Total&#9;CCEP&#9;sales.&#9;Does&#9;not&#9;include&#9;coffee,&#9;alcohol,&#9;beer&#9;or&#9;freestyle.&#9;Low-calorie&#9;beverages&#9;≤&#9;20kcal/100ml.&#9;Zero&#9;calorie&#9;beverages&#9;&lt;4kcal/100ml.&#9; (F)&#9;Water&#9;use&#9;ratio,&#9;litres&#9;of&#9;water&#9;per&#9;litre&#9;of&#9;finished&#9;product&#9;produced.&#9; (G) We’ll do this through our global Supplier Guiding Principles and Human Rights Policies. This is Forward, our sustainability action plan, relates to our activities in Europe. In 2022 we will extend our commitments to include all of our territories in Europe and API. 19 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Sustainability governance framework Corporate Social Responsibility (CSR) Committee Meeting frequency: At&#9;least&#9;five&#9;times&#9;per&#9;year. Responsible for identifying, analysing, evaluating and monitoring the social, political, environmental, sustainability and public policy trends, issues and concerns which could affect our business or performance. Oversees Group performance against This is Forward strategy and goals, including reviewing climate-related risks, targets and actions as well as packaging, water and other environmental risks and opportunities. Nomination Committee Meeting frequency: At&#9;least&#9;five&#9;times&#9;per&#9;year. Regularly reviews the structure, size, composition and skills of the Board to ensure it remains effective. Sustainability is listed as a key Board skill and the majority of the Directors have good or very good experience in this area. Expertise in this area will continue to be a consideration in succession planning and recruitment going forward. The Committee considers inclusion, diversity and equity across the broader workforce and assesses and monitors Group culture. Remuneration Committee Meeting frequency: At least six times per year. Aligns the Group’s remuneration policy to reinforce the achievement of our sustainability aims. To note, CCEP operates a Long-Term Incentive Plan (LTIP) for our most senior leaders which includes a performance measure focused on the reduction of GHG emissions across our entire value chain, which has a 15% weighting. In addition, part of every senior leader’s Individual Performance Objectives continues to be based on leading the development of our “Future ready&#9;culture”&#9;(e.g.&#9;talent,&#9;inclusion,&#9;diversity,&#9;equity&#9;and&#9;specific&#9;“Green&#9;Future”&#9;objectives). Audit Committee Meeting frequency: At least six times per year. Ensures that risk is effectively managed across the Group, including climate-related risks and&#9;opportunities.&#9;The&#9;Committee&#9;is&#9;responsible&#9;for&#9;overseeing&#9;the&#9;Group’s&#9;financial&#9;and&#9; non-financial&#9;reporting&#9;obligations&#9;including&#9;ESG-related&#9;reporting.&#9;It&#9;also&#9;gives&#9;consideration&#9; to climate-related risks as part of the overall Enterprise Risk Management Framework. &#7; Read&#7;more&#7;in&#7;our&#7;Governance&#7;and&#7;Directors’&#7;Report pages 64–111 At CCEP our aim is to ensure we have strong governance over sustainability issues, including climate-related risks. The Board, each of its key Committees and management has a role to play as outlined below. The roles and responsibilities of each will continue to remain under review during 2022 to ensure that all relevant matters continue to be addressed in line with changing stakeholder requirements. The Board The Board’s role is to ensure the long-term sustainable success of CCEP by setting our strategy through which we can deliver sustainable growth, create value for all our stakeholders and build a better future for our business, our communities and the planet. The Board, led by our Chairman Sol Daurella, has ultimate responsibility for our sustainability action plan This is Forward. Each of the Board Committees plays a role in supporting the Group's sustainability strategy including the Corporate Social Responsibility (CSR) Committee which has been delegated responsibility by the Board for oversight of This is Forward. Sustainability is a key topic of discussion at Board meetings and the Chairman of the CSR Committee provides the Board with a detailed update at every Board meeting. The Board also receives out of cycle communications and Directors attend training sessions on sustainability-related matters including climate, packaging and water. The CCEP leadership team delegates certain climate-related risk and opportunity oversight matters to its management committees. In 2022 a new Sustainability SteerCo has been set up with members of the Executive Leadership Team to discuss a range of issues and will aim to form part of the reporting to the CCEP Board. Sustainable Packaging Office Our&#9;Sustainable&#9;Packaging&#9;Office&#9;(SPO)&#9;streamlines&#9;all&#9;the&#9;technical&#9;and&#9;exploratory&#9; sustainable packaging work across our geographies, accelerates our innovation and supports progress towards our enhanced packaging targets in order to reduce the carbon impact of our packaging. This work is undertaken in partnership with TCCC. Strategic Risk There are a number of groups and forums led by the risk function that play different roles in considering sustainability-related risks, including climate, packaging and water, related to CCEP. There is an annual top down Enterprise Risk Assessment which encompasses the&#9;reassessment&#9;of&#9;the&#9;current&#9;risks&#9;but&#9;also&#9;the&#9;identification&#9;of&#9;emerging&#9;risks&#9;and&#9; opportunities. This is done with input from the Board and our Top 150 Executives. In addition there&#9;are&#9;regular&#9;(approximately&#9;eight&#9;times&#9;per&#9;year)&#9;One&#9;Risk&#9;Office&#9;meetings&#9;where&#9;all&#9; the&#9;risk&#9;function&#9;teams&#9;(13&#9;teams&#9;across&#9;five&#9;departments)&#9;meet&#9;and&#9;discuss&#9;risks,&#9;including&#9; emerging risks and ESG topics. The Enterprise Risk Management Team is partnering on several ESG topics with key internal stakeholders to mature our risk sensing and scenario planning capabilities. Read more on pages 42–47 Informing Reporting Informing Reporting The Chief Executive and the CCEP leadership team Ownership and governance for sustainability-related risk and sustainability strategy and commitments are embedded within our business. Responsibility for climate-related issues sits with our CEO, our Chief Customer Service and Supply Chain (CCSSC) Officer&#9;and&#9;our&#9;Chief&#9;PACS&#9;Officer.&#9; 20 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

In 2019, together with TCCC, we completed a climate-related risk assessment, in line with guidance from the&#9;TCFD.&#9;The&#9;assessment&#9;identified&#9; the physical and transition risks we could face as a result of climate change. CCEP is committed to implementing the recommendations of the TCFD and, through the Group’s Enterprise Risk Management (ERM) programme, takes a risk based approach in responding to the physical and transitional risks and opportunities that are associated with climate change. The assessment and mitigation of climate-related risks is an integral part of our annual Enterprise Risk Assessment process. The following table provides a summary of the key elements grouped into the four themes (strategy, governance, risk management, metrics and targets) along with&#9;a&#9;redirect&#9;to&#9;specific&#9;sections&#9;in&#9;this&#9;Integrated&#9;Report&#9; and our 2021 CDP submission for further information. In 2020,&#9;we&#9;voluntarily&#9;published&#9;our&#9;first&#9; disclosure against the recommendations of TCFD on our corporate website in order to report transparently on climate-related risks and opportunities. We will continue to do this on an annual basis. In 2021, we began work to assess how our business may be impacted in the long term from climate-related risks, with a particular focus on production facilities and the availability of key ingredients in our value chain. This work was planned for 2020 but the timetable was delayed due to COVID-19. 2022&#9;is&#9;the&#9;first&#9;year&#9;where&#9;we&#9; disclose our alignment to the TCFD recommendations in our Integrated Report. 2019 2020 2021 2022 TCFD Key elements Key elements of summarised disclosures&#8202;/&#8202;Key messages Reference to chapters in our 2021 Integrated Report and our 2021 CDP disclosure(A) STRATEGY Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy and&#9;financial&#9;planning,&#9; where such information is material 1 Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term Significant risks – Increased&#9;severity&#9;and&#9;frequency&#9;of&#9;extreme&#9;weather&#9;events&#9;such&#9;as&#9;cyclones&#9;and&#9;floods&#9;may&#9;disrupt&#9;or&#9;limit&#9;our&#9;ability&#9;to&#9;produce&#9;or&#9;distribute&#9;our&#9;products. – Water stress or water scarcity may cause disruption to our production or lead to us being unable to produce our products. – Changing weather and precipitation patterns may impact the cost and/or availability of ingredients we use in our beverages. – Regulation related to GHG emissions may increase costs across our value chain, including increased costs related to the packaging we use, our manufacturing and distribution of our CDE. – Regulation related to water stress or water scarcity may disrupt or restrict our production capability. Significant opportunities – The&#9;adoption&#9;of&#9;energy&#9;and&#9;water&#9;efficiency&#9;measures&#9;across&#9;CCEP’s&#9;core&#9;business&#9;operations&#9;provides&#9;a&#9;significant&#9;opportunity&#9;for&#9;our&#9;business&#9;to&#9;reduce&#9;emissions&#9;and&#9;build&#9;long-term&#9;resilience. – The&#9;use&#9;of&#9;renewable&#9;electricity&#9;provides&#9;a&#9;significant&#9;opportunity&#9;for&#9;our&#9;business&#9;to&#9;significantly&#9;reduce&#9;both&#9;our&#9;Scope&#9;2&#9;emissions,&#9;and&#9;our&#9;value&#9;chain&#9;carbon&#9;footprint. 2 Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning Whilst&#9;it&#9;is&#9;difficult&#9;to&#9;accurately&#9;estimate&#9;the&#9;financial&#9;impact&#9;of&#9;any&#9;climate-related&#9;disruption&#9;to&#9;our&#9;manufacturing&#9;and&#9;distribution&#9;operations,&#9;even&#9;a&#9;small&#9;percentage&#9;decline&#9;in&#9;our&#9;manufacturing&#9; and/or&#9;distribution&#9;capabilities&#9;due&#9;to&#9;extreme&#9;weather&#9;events,&#9;could&#9;have&#9;a&#9;significant&#9;impact&#9;on&#9;our&#9;business&#9;in&#9;the&#9;future.&#9;Changes&#9;in&#9;precipitation&#9;patterns&#9;exacerbated&#9;by&#9;climate&#9;change&#9;could&#9;limit&#9; the availability and therefore increase the cost of key ingredients, like sugar beet. In the future, this could result in supply restrictions and/or increased costs for our business. Increased water scarcity, water shortages or restrictions on water consumption, particularly in water stressed areas could increase the cost of water or impact our ability to produce. 3 Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios including a 2°C or lower scenario CCEP uses both qualitative and quantitative scenario analysis to inform our strategy. In 2019, as part of work to identify climate-related risks to our business, we undertook some high level scenario analysis to help us consider and predict what the world might look like in the future and to help us assess future impacts to our business. This included both a “business as usual” scenario, where global temperatures continue to increase and a “2°C” scenario where the world does not exceed 2°C warming. In 2022 we will build on this work by completing a detailed assessment of the physical risks we could face across our operations and owned assets as a result of climate change. This work will consider two climate scenarios: RCP 2.6 (where global temperature increase will be limited to between 1.5°C–2°C by 2100); and RCP 8.5 (where global temperatures will increase by up to 5°C by 2100). In addition, we will use a wider range of climate scenarios to explore further the physical and transition risks that we may face across our entire value chain. 2021 Integrated Report Read about our Principal risks on pages 42–47 and our Risk factors on pages 195–202 CDP questionnaire 2021 1 C2.3a, C2.4a 2 C2.3a, C2.4a 3 C3.2a Task Force on Climate-related Financial Disclosures (TCFD) (A)&#9;Our&#9;disclosures&#9;are&#9;set&#9;out&#9;in&#9;greater&#9;detail&#9;in&#9;a&#9;separate&#9;CDP&#9;questionnaire&#9;to&#9;make&#9;it&#9;easier&#9;for&#9;readers&#9;to&#9;find&#9;the&#9;relevant&#9;information. &#7; See&#7;www.cocacolaep.com/assets/sustainability/documents/b2610a8278/CDP-climate-response-2021.pdf 21 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Task Force on Climate-related Financial Disclosures (TCFD) CONTINUED TCFD Key elements Key elements of summarised disclosures&#8202;/&#8202;Key messages Reference to chapters in our 2021 Integrated Report and our 2021 CDP disclosure(A) GOVERNANCE Disclose the organisation’s governance around climate-related risks and opportunities 1 Describe the Board’s oversight of climate-related risks and opportunities CCEP has a strong governance framework with a Board of Directors overseeing the interests of all stakeholders. The Board is primarily responsible for CCEP’s strategic plan, risk appetite, systems of internal control and corporate governance policies, to ensure the long-term success of CCEP, underpinned by sustainability. It retains control of key decisions and ensures there is a clear division of responsibilities. The Board also has responsibility&#9;for&#9;CCEP’s&#9;sustainability&#9;action&#9;plan&#9;This&#9;is&#9;Forward,&#9;which&#9;includes&#9;forward-looking,&#9;science&#9;based&#9;carbon&#9;reduction&#9;targets.&#9;To&#9;demonstrate&#9;our&#9;commitment&#9;to&#9;sustainability,&#9;one&#9;of&#9;the&#9;five&#9;committees&#9; that supports the Board is the CSR Committee. The Board has delegated responsibility for oversight of This is Forward to the CSR Committee. 2 Describe management’s role in assessing and managing climate-related risks and opportunities Ownership and governance for sustainability-related risks and sustainability commitments are embedded within our business. At management level, responsibility for climate-related issues sits with our CEO, our CCSSC Officer&#9;and&#9;our&#9;PACS&#9;Officer. 2021 Integrated Report Find out more in our Corporate governance report pages 74–81 CDP questionnaire 2021 1 C1.1b 2 C1.2, C1.2a RISK MANAGEMENT Disclose how the organisation&#9;identifies,&#9; assesses and manages climate-related risks 1 Describe the organisation’s processes for identifying and assessing climate-related risks The process for identifying, assessing and responding to climate-related risks – including those to our direct operations, as well as upstream and downstream risks – is integrated into CCEP’s ERM processes and our overarching governance processes. Through our ERM we identify, measure and manage risk, and embed a strong risk culture across our business. CCEP’s risk management framework looks at both risks and opportunities. As well as supporting the management of risks, it also guides how we can capitalise on opportunities. 2 Describe the organisation’s processes for managing climate-related risks The&#9;responsibility&#9;for&#9;identifying&#9;and&#9;assessing&#9;individual&#9;risks,&#9;including&#9;climate-related&#9;risks,&#9;resides&#9;with&#9;the&#9;five&#9;Committees&#9;of&#9;CCEP’s&#9;Board.&#9;The&#9;Audit&#9;Committee&#9;has&#9;overall&#9;responsibility&#9;for&#9;risk&#9;management&#9; at&#9;CCEP.&#9;Our&#9;ERM&#9;processes&#9;are&#9;overseen&#9;by&#9;our&#9;Chief&#9;Compliance&#9;Officer&#9;(CCO)&#9;who&#9;leads&#9;CCEP’s&#9;Compliance&#9;and&#9;Risk&#9;Department.&#9;The&#9;CCO&#9;chairs&#9;CCEP’s&#9;Compliance&#9;and&#9;Risk&#9;Committee,&#9;which&#9;is&#9;comprised&#9; of a cross functional group of leaders and risk management experts. The Compliance and Risk Committee has overall responsibility for making decisions related to certain risk management activities, including the review and approval of our risk management strategy, policies and frameworks. The Compliance and Risk Committee is responsible for overseeing and approving company wide enterprise risk practices, and ensuring that management&#9;has&#9;identified&#9;and&#9;assessed&#9;all&#9;material&#9;risks&#9;faced&#9;by&#9;the&#9;organisation,&#9;and&#9;has&#9;established&#9;an&#9;infrastructure&#9;capable&#9;of&#9;addressing&#9;those&#9;risks. 3 Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management The CCO presents at meetings of the Audit Committee, Compliance and Risk Committee and leadership team meetings on risk management and shares the results of the top down annual ERA and other bottom up risk assessments.&#9;Our&#9;PACS&#9;Officer&#9;is&#9;the&#9;ELT&#9;member&#9;with&#9;overall&#9;management&#9;responsibility&#9;for&#9;CCEP’s&#9;CSR&#9;Committee.&#9;They&#9;have&#9;primary&#9;ownership&#9;of&#9;sustainability&#9;issues&#9;–&#9;including&#9;climate-related&#9;risks,&#9;GHG&#9; emissions&#9;reporting,&#9;public&#9;disclosure&#9;of&#9;climate-related&#9;risks&#9;and&#9;other&#9;policy&#9;and&#9;sustainability-related&#9;topics.&#9;Our&#9;CEO,&#9;CCSSC&#9;Officer&#9;and&#9;PACS&#9;Officer&#9;are&#9;responsible&#9;for&#9;providing&#9;management&#9;updates&#9;on&#9;topics&#9; related to climate change (including packaging and GHG emissions) and water stewardship to CCEP’s Board of Directors, and its CSR Committee. This includes sustainability-related issues of importance to our stakeholders, legislative and regulatory issues affecting CCEP, and updates on progress and performance against CCEP’s publicly stated sustainability goals. 2021 Integrated Report Read about our Principal risks on pages 42–47 CDP questionnaire 2021: 1 C2.2 2 C2.2 3 C2.2 METRICS AND TARGETS Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities, where such information is material 1 Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process We use a variety of metrics to track our progress on climate action. Our comprehensive disclosure includes transparency on Scope 1, 2 and 3 emissions across all of our markets, including a breakdown of greenhouse gases and CO2e by emissions source. We report Scope 2 emissions on a market and location based approach. In addition, we also report absolute and normalised emissions data. 2 Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions and the related risks We disclose our Scope 1, 2 and 3 emissions within the framework of our annual carbon footprint reporting process. 3 Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets Through our This is Forward sustainability strategy we measure, monitor and manage our sustainability targets. We launched a new climate strategy in December 2020, including an ambition to reach net zero emissions by&#9;2040&#9;and&#9;to&#9;reduce&#9;our&#9;absolute&#9;GHG&#9;emissions&#9;across&#9;our&#9;value&#9;chain&#9;by&#9;30%&#9;by&#9;2030&#9;(versus&#9;2019).&#9;Our&#9;2030&#9;GHG&#9;reduction&#9;target&#9;has&#9;been&#9;approved&#9;by&#9;the&#9;SBTi&#9;as&#9;being&#9;in&#9;line&#9;with&#9;a&#9;1.5˚C&#9;reduction&#9;pathway,&#9; as recommended by the Intergovernmental Panel on Climate Change. Our targets were set for our business in Europe, and in 2022 we will set a new science based emissions reduction target, including our API territories. 2021 Integrated Report Read more in the Action on climate section on pages 23–26 CDP questionnaire 2021 1 C4.2, C9.1 2 C6.1, C6.3, C6.5 3 C4.1, C4.1a, C4.2 (A)&#9;Our&#9;disclosures&#9;are&#9;set&#9;out&#9;in&#9;greater&#9;detail&#9;in&#9;a&#9;separate&#9;CDP&#9;questionnaire&#9;to&#9;make&#9;it&#9;easier&#9;for&#9;readers&#9;to&#9;find&#9;the&#9;relevant&#9;information. &#7; See&#7;www.cocacolaep.com/assets/sustainability/documents/b2610a8278/CDP-climate-response-2021.pdf 22 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

COP26 has underlined that urgent climate action is needed if we are to limit global temperature increase to 1.5°C. We’re committed to decarbonising our business, aiming to reach net zero emissions by 2040 – 10 years ahead of the Paris Climate agreement. The world is at a critical point. The Intergovernmental Panel on Climate Change (IPCC) has outlined the urgency of reaching net zero emissions by 2050 at the latest. Governments and businesses around the world must take urgent action now. That is why we launched a new climate strategy in December 2020, including an ambition to reach net zero emissions by 2040 and to reduce our absolute GHG emissions across our value chain by 30% by 2030 (versus 2019). Our 2030 GHG reduction target has been&#9;approved&#9;by&#9;the&#9;SBTi&#9;as&#9;being&#9;in&#9;line&#9;with&#9;a&#9;1.5˚C&#9; reduction pathway, as recommended by the IPCC. Our targets were set for our business in Europe, and in 2022 we will set a new science based emissions reduction target, including our API territories. Over 90% of our value chain GHG emissions come from our supply chain. So we have committed to supporting our strategic suppliers to set their own science based carbon reduction targets and to shift to 100% renewable electricity by 2023. To support our climate strategy and drive reductions in GHG emissions across our business, we have included a GHG emissions reduction target in our LTIP for senior management. This metric has a 15% weighting and is included&#9;alongside&#9;traditional&#9;financial&#9;metrics,&#9;including&#9; EPS and ROIC. Carbon reduction roadmaps When we launched our net zero 2040 ambition, we identified&#9;a&#9;series&#9;of&#9;initiatives&#9;to&#9;reduce&#9;our&#9;GHG&#9; emissions over three years supported by a €250 million investment. In 2021, we began to develop carbon reduction roadmaps for each of our European markets. These roadmaps will help to prioritise initiatives to reduce our GHG emissions, including programmes across our value chain in packaging, operations, transportation and CDE. We have also established an executive governance structure, supported by work streams across our business, to ensure that our climate strategy is embedded throughout CCEP and that we have a framework in place to evaluate our carbon reduction progress. Transitioning to a low-carbon future Using renewable electricity is a key element of our sustainability journey. In Europe we have purchased 100% renewable electricity since 2018; we’re targeting 100% renewable electricity in Australia and New Zealand by 2025 and in other API territories by 2030. We continue to invest in renewable and low-carbon energy projects at our production facilities, including direct solar, wind, combined heat and power and hydropower located at our own facilities. Solar energy is a key part of our renewable electricity strategy and eight production facilities across Belgium, France and GB now source electricity from on-site solar installations. In 2021, we also completed a three year solar panel project at our Cibitung production facility in Indonesia, the second largest rooftop solar project in South East Asia and the fourth largest in the world. We continue to invest in our production facilities to make them&#9;energy&#9;efficient&#9;and&#9;reduce&#9;carbon&#9;emissions.&#9; For&#9;example,&#9;our&#9;carbon&#9;neutral&#9;certified&#9;mineral&#9;water&#9; production facility in Vilas de Turb&oacute;n, Spain, has reduced Action on – Climate Carbon neutral production facilities As part of our net zero ambition, we are aiming for at least eight of our production facilities to be PAS2060&#9;certified&#9;as&#9;carbon&#9;neutral&#9;by&#9;the&#9;end&#9; of 2023. In 2021, three of our production facilities, in Belgium,&#9;Spain&#9;and&#9;Sweden,&#9;were&#9;certified&#9;as&#9; carbon neutral. All three sites use 100% renewable electricity and have changed their production processes&#9;to&#9;significantly&#9;reduce&#9;their&#9;carbon&#9; emissions. To offset remaining carbon emissions at the sites, we&#9;have&#9;purchased&#9;Gold&#9;Standard&#9;certified&#9;carbon&#9; credits from a project in Colombia which will support an area of savannah, that has been damaged by agricultural activity, through reforestation and the restoration of its ecosystem. Case study 23 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

its&#9;total&#9;emissions&#9;over&#9;the&#9;past&#9;five&#9;years&#9;by&#9;36%&#9;per&#9; litre&#9;of&#9;product&#9;produced&#9;by&#9;installing&#9;energy&#9;efficient&#9; LED lighting across the site, and by the installation of a biomass boiler that uses sustainably sourced wood pellets&#9;in&#9;place&#9;of&#9;fossil&#9;fuels.&#9;In&#9;the&#9;next&#9;five&#9;years,&#9; we will be investing €13 million in switching from gas to battery powered fork lift trucks across our GB production facilities, which will reduce our GHG emissions by 1,500 tonnes CO2 emissions every year. We are working with our CDE suppliers to make our equipment&#9;more&#9;energy&#9;efficient&#9;across&#9;our&#9;territories,&#9; including&#9;by&#9;removing&#9;older,&#9;inefficient&#9;models&#9;from&#9;the&#9; market&#9;and&#9;replacing&#9;them&#9;with&#9;newer,&#9;more&#9;efficient&#9; equipment. This has enabled us to reduce the electricity our customers use by 9.9% versus 2020. Together with our customers, we are creating sustainable solutions, such as supporting the hospitality industry on its net zero journey. For example, our Net Zero Pubs, Bars and Restaurants Initiative in GB enables businesses to reduce carbon emissions across their value chain. Pubs, bars and restaurants that follow the net zero protocol&#9;can&#9;either&#9;be&#9;certified&#9;as&#9;net&#9;zero&#9;or&#9;have&#9;a&#9;net&#9; zero target date endorsed. Action on – Climate CONTINUED CCEP committed to power its entire operations across API with 100% renewable electricity. Setting this target in this region sets a strong example for other companies to follow. Jon Dee, Australian Coordinator RE100 Our progress(A) ENERGY USE Energy use ratio (MJ/litre of product produced) Europe 0.3092020 0.3182021 API 0.532020 0.522021 RENEWABLE ELECTRICITY Electricity purchased from renewable sources Europe 100%2020 100%2021 API 8.6%2020 18.3%2021 (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. &#7; &#7;Read&#7;more&#7;at&#7;www.cocacolaep.com/sustainability/ this-is-forward/action-on-climate &#7; &#7;See&#7;our&#7;website&#7;for&#7;our&#7;disclosure&#7;against&#7;the &#7; recommendations&#7;of&#7;TCFD&#7;www.cocacolaep.com/ sustainability/download-centre Cutting carbon in transport We work hard to reduce the GHG emissions of our transportation and distribution networks. In 2021, we joined The Climate Group’s EV100 initiative, committing to accelerate our transition to electric vehicles by 2030 in Europe. To support this goal, in Germany we have a target to switch over 2,000 company cars in our sales fleet&#9;to&#9;electric&#9;vehicles&#9;by&#9;2025.&#9; Our other carbon reduction initiatives include shifting the transportation of our products from road to rail freight. For example, at 13 of our production facilities in Germany we are working with freight provider, DB Cargo, to facilitate the long distance transportation of our products via rail. In 2022, in the Netherlands, all of our third party logistics providers will switch to using HVO100 (hydrotreated vegetable oil), a biofuel, to transport our drinks. As biofuel emits 90% less CO2 than fossil fuel, this change will reduce the impact of the 7.5 million kilometres that are driven annually transporting our products in the Netherlands.&#9;We&#9;are&#9;the&#9;first&#9;soft&#9;drinks&#9;company&#9;in&#9; the Netherlands to make this switch. Carbon offsetting We are taking a limited approach to the use of carbon offsetting, in line with SBTi net zero best practice guidance. We are focused on decarbonising our business in&#9;line&#9;with&#9;a&#9;1.5˚C&#9;reduction&#9;pathway,&#9;and&#9;when&#9;we&#9; can no longer reduce our emissions, we will offset where necessary to help us reach net zero. In the short term, to offset the remaining emissions from some areas of our business – such as our carbon neutral sites – we will be using Gold Standard, or Verra/VCS certified&#9;carbon&#9;credits&#9;from&#9;existing&#9;carbon&#9;removal&#9; projects. Over the long term, we will look to work with partners to develop nature based solutions that can provide carbon removal, water replenishment and biodiversity&#9;benefits. GHG emissions across our value chain in Europe 26% 43% 8%9% 14% Ingredients Packaging Operations and commercial sites Transport CDE Using our voice for change As&#9;an&#9;influential&#9;global&#9;business,&#9;we&#9;use&#9;our&#9;voice&#9;to&#9; guide public policy and drive transition to a low-carbon future. In 2020, with the launch of our new climate ambition, we joined The Climate Pledge, which brings together international businesses committed to reaching net zero GHG emissions by 2040, 10 years ahead of the Paris Agreement deadline. In 2021, we joined over 700 of the world’s largest organisations in the We Mean Business Coalition to call for G20 nations to step up their climate ambitions and adopt stronger targets to mitigate the worst effects of climate change. We are a proud member of The Climate Group’s RE100 initiative across Europe and API, a group of organisations committed to 100% renewable electricity. We are also a member of the Corporate Leaders Group, supporting European Union (EU) policymakers in their work to increase the EU’s GHG emissions reduction targets for 2030, in line with the EU’s goal to become carbon neutral by 2050. Working with our suppliers Together with TCCC, we are working with our suppliers to reduce the carbon footprint of our ingredients and packaging, the largest contributors to the carbon footprint of our supply chain. See action on packaging pages 27–28 and action on supply chain pages 35–36 for more information about the progress we are making in helping our suppliers to reduce their emissions. 24 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Action on – Climate CONTINUED company vehicles); use of sold products (including CO2 emissions released by consumers); end of life treatment of sold products; and downstream leased assets (including the electricity used by our hot and cold drink equipment at our customers’ premises). This accounts for over 90% of our Scope 3 emissions. Additional Scope 3 emissions, from capital goods, employee commuting and the use of sold products, are not included in our value&#9;chain&#9;figures&#9;below,&#9;and&#9;we&#9;will&#9;report&#9;on&#9;these&#9; separately as part of our 2021 CDP response. All other Scope 3 categories are not currently applicable to CCEP. Emission factors used include industry and supplier data, Defra/BEIS 2021 and IEA 2019 emission factors. 0.13% of our value chain carbon footprint is based on estimated emissions&#9;(e.g.&#9;leased&#9;offices&#9;where&#9;energy&#9;invoices&#9;or&#9; the square metre footage size of the site is not available). The&#9;figures&#9;for&#9;2021&#9;in&#9;table&#9;1,&#9;along&#9;with&#9;selected&#9; information on our website, are subject to independent assurance by DNV GL in accordance with the ISAE 3000 standard. The full assurance statement with DNV GL’s scope of work, and basis of conclusion, will be published on our website in May 2022. API Over the course of 2021 and 2022, we are working to develop a full GHG emissions inventory for API markets, including Scope 1, 2 and 3 GHG emissions. For 2021 our reporting is limited to Scope 1 and 2 GHG emissions for our API markets. Our intention is to report Scope 1, 2 and 3 GHG emissions for API markets in future years. GHG emissions (Scope 1 and 2) Details of our Scope 1 and 2 GHG emissions in tonnes of CO2 equivalent (stated as CO2e) during 2021 are set out in table 2. Our Scope 1 and 2 emissions are independent of any GHG trades, and our Scope 2 emissions are reported using both a location based and a market based approach. Note on sources of data and calculation methodologies Under the WRI/WBCSD GHG Protocol, we measure our emissions in three scopes, except for CO2e emissions from biologically sequestered carbon, which we report separately outside these scopes. Our baseline year has been updated to 2019, following approval of our new science based GHG emissions reduction target at the end&#9;of&#9;2020.&#9;Our&#9;baseline&#9;figures&#9;for&#9;2019&#9;and&#9;our&#9;2020&#9; data have been restated to include new emission sources and more accurate data. Data is consolidated from a number of sources across our business and is analysed centrally. We use a variety of methodologies to gather our emissions data and measure each part of our carbon footprint, including packaging and ingredients, natural gas and purchased electricity, refrigerant gas losses, CO2 fugitive gas losses and transport fuel, water supply, wastewater and waste management and CDE. We use emission factors relevant to the source data including UK Department for Business, Environment and Industrial Strategy (BEIS) 2021 and International Energy Agency (IEA) 2019 emission factors. Scope&#9;1&#9;figures&#9;include&#9;direct&#9;sources&#9;of&#9;emissions&#9;such&#9; as the fuel we use for manufacturing and our own vehicles plus our fugitive emissions of CO2. Scope&#9;2&#9;figures&#9;include&#9;indirect&#9;sources&#9;from&#9;the&#9; generation of electricity we use at our sites. We report against this on both a location based and a market based approach. Commitments and key performance indicators are tracked using the market based approach. Scope&#9;3&#9;figures&#9;include&#9;emissions&#9;from&#9;purchased&#9;goods&#9; and&#9;services&#9;(specifically&#9;the&#9;packaging&#9;we&#9;put&#9;on&#9;the&#9; market and the ingredients we use in our products); fuel and energy-related activities not already included in Scope 1 and 2 (e.g. emissions from well-to-tank and transmission and distribution); upstream transportation and distribution; waste generated in operations; business travel (including employee business travel by rail and air); upstream leased assets (including the home charging of EUROPE GHG emissions (Scope 1, 2 and 3) Details of our Scope 1, 2 and 3 GHG emissions in tonnes of CO2 equivalent (stated as CO2e) during 2021 are set out in table 1. Our Scope 1 and 2 emissions are independent of any GHG trades, and our Scope 2 emissions are reported using both a location based and a market based approach. Details about our Scope 3 GHG emissions in our value chain (including emissions related to our ingredients, packaging, CDE and third party transportation), are also reported&#9;in&#9;the&#9;table.&#9;Additional&#9;Scope&#9;3&#9;figures&#9;will&#9;be&#9; included in our 2021 CDP response. Our carbon footprint is calculated in accordance with the WRI/WBCSD GHG Protocol Corporate Standard, using an operational control approach to determine organisational boundaries. Our total Scope 1, 2 and 3 GHG emissions (full value chain) have reduced by 12.4% versus 2019 and by 38.9% versus 2010. Intensity ratios CCEP – Europe GHG emissions (Scope 1 and 2) per litre of product produced (market based Scope 2 approach): 17.17g CO2e/litre of product produced. GHG emissions (Scope 1 and 2) per euro of revenue (market based Scope 2 approach): 18.10g CO2e/euro of revenue. UK and UK offshore GHG emissions (Scope 1 and 2) per euro of revenue (market based Scope 2 approach): 14.35g CO2e/euro of revenue. Our scope of GHG reporting covers our bottling and production facilities for alcoholic and non-alcoholic beverages under our operational control, or where we have&#9;significant&#9;financial&#9;control.&#9;This&#9;excludes&#9; warehouses, packaging production sites and corporate offices.&#9;It&#9;also&#9;excludes&#9;emissions&#9;from&#9;our&#9;own&#9;vehicles,&#9; or fugitive emissions of CO2. Intensity ratios CCEP – API We have not reported GHG intensity ratios for API, as the different scope of GHG emissions reporting compared to Europe would not allow a meaningful comparison. Note on sources of data and calculation methodologies Data is consolidated from a number of sources across our business and is analysed centrally. We use a variety of methodologies to gather our emissions data and measure each part of our operational carbon footprint, including natural gas and purchased electricity data. We use emission factors relevant to the source data including Australia National Greenhouse Accounts factors. Scope&#9;1&#9;figures&#9;include&#9;direct&#9;sources&#9;of&#9;emissions&#9;such&#9; as the fuel we use for manufacturing. Scope&#9;2&#9;figures&#9;include&#9;indirect&#9;sources&#9;from&#9;the&#9; generation of electricity we use at our sites. We report against this on both a location based and a market based approach. For 2021, we have not reported Scope 3 for API markets. The&#9;figures&#9;for&#9;2021&#9;in&#9;table&#9;2,&#9;along&#9;with&#9;selected&#9; information on our website, are subject to independent assurance by DNV GL in accordance with the ISAE 3000 standard. The full assurance statement with DNV GL’s scope of work, and basis of conclusion, will be published on our website in May 2022. 25 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Action on – Climate CONTINUED Table 1 CCEP – EUROPE Table 2 CCEP – API(A) Tonnes of CO2e 2021 2020 2019 Baseline Tonnes of CO2e 2021 2020 Scope 1 Direct emissions (e.g. fuel used in manufacturing, own&#9;vehicle&#9;fleet,&#9;as&#9;well&#9;as&#9;process&#9;and&#9;fugitive&#9; emissions) 205,244 196,926 229,748 Scope 1 Direct emissions (e.g. fuel used in manufacturing, own vehicle fleet,&#9;as&#9;well&#9;as&#9;process&#9;and&#9;fugitive&#9;emissions) 57,290 54,215 Scope 2 (market based approach) Indirect emissions (e.g. electricity) 4,396 4,768 6,006 Scope 2 (market based approach) Indirect emissions (e.g. electricity) 111,044 131,237 Scope 2 (location based approach) 123,838 143,888 170,112 Scope 2 (location based approach) 125,644 131,237 Scope 3 Third party emissions, including those related to our ingredients, packaging, CDE, third party transportation and distribution, waste in our operations and business travel 3,074,649 3,122,105 3,514,382 GHG emissions Scope 1, 2(A) and 3 (full value chain) 3,284,289 3,323,799 3,750,136 GHG emissions Scope 1, 2(B) 168,334 185,452 Energy use Energy use Direct energy consumption (Scope 1) (kWh) 747,192,658 703,792,425 Direct energy consumption (Scope 1) (kWh) 306,210,138 283,523,540 Direct energy consumption (Scope 2) (kWh) 590,521,094 576,193,660 Direct energy consumption (Scope 2) (kWh) 191,187,578 196,021,935 CCEP – UK and UK offshore Tonnes of CO2e 2021 2020 Scope 1 Direct emissions (e.g. fuel used in manufacturing, own&#9;vehicle&#9;fleet,&#9;as&#9;well&#9;as&#9;process&#9;and&#9;fugitive&#9; emissions) 37,494 35,152 Scope 2 (market based approach) Indirect emissions (e.g. electricity) 2 12 Scope 2 (location based approach) 16,728 16,906 GHG emissions Scope 1, 2(A) 37,496 35,164 Energy use Direct energy consumption (Scope 1) (kWh) 153,723,412 148,595,600 Direct energy consumption (Scope 2) (kWh) 85,389,551 78,464,328 (A) Market based approach only. (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. (B) Market based approach only. 26 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Partnership to progress circularity in Indonesia Our Indonesian PET recycling plant is a joint venture with Dynapack Asia and construction commenced in 2021. The state of the art rPET facility, run by Amandina Bumi Nusantara, will enable us to create a closed loop plastic packaging supply chain by producing food grade PET pellets made from post-consumer plastic bottles collected locally. The recycling plant is on track to enable us to start using rPET in our 390ml carbonated soft drinks bottles in 2022 in Indonesia. We also established Mahija Parahita Nusantara, a&#9;non-profit&#9;foundation,&#9;working&#9;to&#9;improve&#9;the&#9; lives and welfare of 3,500 waste pickers working in the informal waste sector collecting high quality feedstock for the recycling plant in Indonesia. Case study We are taking action to reduce the impact of our packaging and delivery solutions. We are innovating to use less packaging and driving packaging circularity, with a focus on reducing our use of fossil-fuel based plastic. Packaging represents approximately 40% of our total value chain carbon footprint. We are taking action to drive down the footprint of our packaging as part of our path to zero: zero waste and net zero GHG emissions. We aim to achieve this through the key pillars of our packaging strategy: removing unnecessary packaging; innovating&#9;in&#9;refillable&#9;and&#9;dispensed&#9;solutions;&#9;achieving&#9; 100% collection so that packaging can be recycled and reused; and increasing the recycled content of our packaging. Packaging collection is critical to achieving a circular economy for packaging. While we have made good progress in Europe, Australia and Indonesia, challenges remain in markets which do not have deposit return schemes (DRS) and in regions where formal waste collection systems are not well established such as Fiji, Papua New Guinea and Samoa. We are committed to partnering with governments, industry and civil society, and spearheading voluntary action, where needed, to drive the acceleration of well designed collection systems. This includes systems such as DRS (also known as container deposit schemes (CDS)) and directly funded models for packaging collection. Our SPO streamlines all the technical and exploratory sustainable packaging work across our geographies, accelerates our innovation and supports progress towards our goals. Reduce and remove We continue to innovate with our partners and suppliers to reduce and remove packaging. In 2021, we introduced a newly designed lighter weight neck on our PET bottles for carbonated soft drinks in Germany. Other European markets will convert to the new&#9;neck&#9;finish&#9;in&#9;2022.&#9;This&#9;move&#9;will&#9;save&#9;15,000&#9; tonnes of CO2e and 9,100 tonnes of plastic a year by 2024. Implementation ran in parallel with the trial and roll out of our solution for tethered closures, required by 2024 as provision of the EU’s Single Use Plastic Directive. In 2021, we continued to shift our can portfolio from steel to aluminium in Europe. As aluminium is lighter than steel, this will contribute to a carbon footprint reduction of about 100,000 tonnes of CO2e by 2024. We also continue to replace hard to recycle shrink wrap with 100% sustainably sourced, recyclable cardboard for multi pack cans in Europe. This includes Keel Clip, an innovative, minimalist paperboard solution, introduced in France in 2021. This new type of secondary packaging not only replaces the plastic wrap but also minimises the amount of paper and card required. Action on – Packaging Through our PET recycling facility, Amandina, we can increase our use of recycled plastic in Indonesia, and reduce the negative impact of plastic waste on the environment. Emmeline Hambali, President Director at Amandina Bumi Nusantara In 2021, we began the trial and roll out of tethered closures, a provision of the EU’s Single Use Plastic Directive. 27 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

In 2021, together with TCCC, we initiated a cross system approach&#9;to&#9;drive&#9;innovation&#9;in&#9;refillable&#9;packaging&#9;and&#9; dispensed delivery models, offering consumers new and convenient ways to enjoy our drinks, while eliminating packaging waste. As part of this, we extended trials of new dispensed equipment in Europe, offering smaller on the go and at work locations the opportunity to provide consumers with their favourite drinks on demand. This innovation can have a lower carbon footprint compared to bottles or cans and will help us to reduce GHG emissions in Europe by 30% by 2030. In 2021, we introduced soda syrups in Germany, a self-pour dispensed technology trial in Spain and a&#9;dispensed&#9;and&#9;refillable&#9;vessel&#9;trial&#9;in&#9;Sweden. In France and GB, we work in partnership with Loop™, a ground-breaking zero waste shopping platform, which provides an alternative to single use packaging. In 2021, we extended an online trial into 10 stores with Tesco in GB,&#9;using&#9;refillable&#9;packaging&#9;that&#9;customers&#9;return&#9;after&#9; use, resulting in less plastic waste. Driving circularity In Europe, we continue to advocate for a well designed DRS and have been instrumental in establishing Circularity Scotland, which will help develop and administer the DRS we expect to see established in 2023. We are also supporting the introduction of DRS legislation in England and Wales. In&#9;Fiji,&#9;we&#9;operate&#9;Mission&#9;Pacific,&#9;a&#9;plastic&#9;bottle&#9;and&#9;can&#9; recycling scheme, and we extended the scheme, in Samoa in 2021. We are also supporting the establishment of a container deposit scheme in New Zealand. In Australia and Indonesia we are increasing onshore recycling capacity by investing in joint venture PET recycling plants. In Australia, two new plants will build a combined annual capacity of 40,000 tonnes Action on – Packaging CONTINUED of rPET by 2025. In Indonesia, an initial 15,000 tonnes a year in 2022 is expected to rise to 25,000 tonnes per year by 2023, with plans to expand to 50,000 tonnes a year by 2024. In 2021, we accelerated our use of rPET in our PET bottles in both Europe and API, and announced further transitions to 100% rPET in Belgium, France and Germany. We moved to 100% rPET for single-serve bottles across GB, Australia and New Zealand and completed our transition to 100% rPET bottles in the Netherlands. We continue to use the power of our brands to encourage recycling via on pack messages for Coca-Cola in Australia and New Zealand. In Australia our popular integrated marketing campaigns for Mount Franklin continued in 2021. Our progress(A) PACKAGING RECYCLABILITY Primary packaging that is recyclable or reusable(B) Europe 98.0%2020 98.3%2021 RECYCLED PLASTIC Percentage of PET used that is rPET Europe 41.3%2020 52.9%2021 API Australia 58.2%2020 59.8%2021 New Zealand 39.2%2020 42.3%2021 (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. (B) Data only available for Europe. &#7; Read&#7;more&#7;at&#7;www.cocacolaep.com/sustainability/ this-is-forward/action-on-packaging +50,000 tonnes more rPET produced in Indonesia a year by 2024 +40,000 tonnes more rPET produced in Austraila a year by 2025 28 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Action on – Society We are closely connected to our local communities, acting as a force for good and making a difference by supporting young people, promoting inclusion and diversity and protecting the environment. Many&#9;of&#9;our&#9;local&#9;communities&#9;face&#9;significant&#9; challenges, from high levels of youth unemployment to social exclusion. We are committed to supporting grassroots community partnerships, investing in initiatives that equip young people from disadvantaged backgrounds with the skills, confidence&#9;and&#9;employability&#9;to&#9;succeed&#9;in&#9;life.&#9;We&#9;also&#9; invest in projects that protect the environment and promote inclusion and diversity. Our volunteering policy enables our people to support community activities from litter clean up campaigns to charity fundraising events and skills based volunteering. We measure the social impact of our investments and contribution to local communities through the Business for Societal Impact Framework. Community investment Our community partnerships cover wide-ranging issues including youth development, diversity and inclusion and disaster resilience. We support our partners by providing financial&#9;investment,&#9;employee&#9;volunteering&#9;and&#9;product&#9; donations. Youth development Across our territories we have many community partnerships which support young people. In 2021, some of our activities were impacted by COVID-19 but we remain committed to our partnerships. This includes our work with FIER.E.S in France, an initiative that helps to build&#9;self-confidence&#9;and&#9;provides&#9;a&#9;pathway&#9;to&#9; employment for young people. In Germany, we support the German Foundation of Integration with Geh Deinen Weg, a two year mentoring programme helping young people with an immigrant background to integrate into German&#9;society&#9;and&#9;find&#9;opportunities.&#9;In&#9;New&#9;Zealand,&#9; we partner with Youthline, an organisation that supports young people who are struggling (with their mental health or other issues), as well as those who want to learn, grow and give back to their community. Thanks to Projekt: LokalLiebe’s donation, we were able to help people in need and provide clothing, sleeping&#9;bags&#9;and&#9;mats,&#9;fleece&#9; blankets, tents, food, drinks, masks and hygiene items. Petra H&ouml;h, Chairwoman Care 4 Cologne e.V. Protecting our environment We are committed to protecting our environment and support environmental programmes through investment and volunteering. These include our community based water replenishment partnerships in Belgium, France, GB, Portugal and Spain, and our land-based and marine litter clean up programmes across our territories. Social inclusion From our refugees and newcomers programmes in Belgium and the Netherlands, to supporting local foodbanks and food distribution charities across Europe and API, we help local communities and vulnerable groups. With TCCC, we support Special Olympics, the world’s largest sports organisation for people with intellectual disabilities in Belgium, France, GB, Germany and the Netherlands. In Spain, supported by our Chairman, Sol Daurella, who acted as guest speaker at the&#9;event,&#9;we&#9;organised&#9;the&#9;fifth&#9;edition&#9;of&#9;GIRA&#9;Mujeres,&#9; a training programme for women who want to develop a business idea through entrepreneurship. Disaster response and resilience In&#9;2021,&#9;in&#9;Fiji&#9;and&#9;Indonesia,&#9;we&#9;assisted&#9;first&#9;responders&#9; in times of environmental disaster and social upheaval by donating bottled drinks for communities. In Germany, many people and our production facility in Bad Neuenahr, were&#9;impacted&#9;by&#9;severe&#9;floods&#9;in&#9;July&#9;2021.&#9;Together&#9; with TCCC we donated €400,000 to the Red Cross to support disaster relief in the affected regions, and distributed drinks to people in need. Chaudfontaine for Chaudfontaine In&#9;July&#9;2021,&#9;floods&#9;in&#9;the&#9;Walloon&#9;region&#9;of&#9; Belgium caused enormous damage. Many homes, schools and roads were destroyed by the inexorable force of the water and our production facility in Chaudfontaine was severely impacted. Together with TCCC and The Coca-Cola Foundation we donated €1 million to support the local community. This included a €250,000 donation (via The Coca-Cola Foundation) to the Belgian&#9;Red&#9;Cross&#9;to&#9;provide&#9;hot&#9;meals&#9;to&#9;flood&#9; victims. Together with TCCC we ran an on pack marketing campaign via our Chaudfontaine brand which included a €750,000 donation to help rebuild two schools in the local area. In addition, more than 300 of our employees in Belgium volunteered their time to help the Chaudfontaine community response to the disaster. Case study +58,000 people supported in 2021 through our community programmes in Europe 29 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Action on – Society CONTINUED Partnerships with our customers In 2021, we worked with customers in remote indigenous communities in Australia to establish recycling programmes. In France, we partnered with social entrepreneurship NGO Groupe SOS to support 1,000 caf&eacute;s, an initiative for rural communities to meet. In Germany, we continued our Projekt: LokalLiebe to enable participating local restaurants and bars to support charities and community groups. Through the initiative we donated two cents for every reusable glass bottle of ViO, Apollinaris and Honest brands sold. In 2021, over €53,000 was donated to 60 charitable projects nominated by participating outlets. Support for local communities Our “Support my Cause” initiative enables our people to nominate grassroots charitable and community causes for CCEP to support. In 2021, we donated €220,000 to 44 local charities and community groups across our European markets. In addition, we donated over €520,000 to support 158 grassroots charitable and community partnerships&#9;located&#9;close&#9;to&#9;our&#9;sites&#9;and&#9;offices.&#9;In&#9;API,&#9; we run many similar initiatives including our Employee Connected Grants programme in Australia, which is a partnership with the Coca-Cola Australia Foundation. Volunteering in the community We encourage our people to participate in volunteering activities connected to our sustainability commitments, such as litter clean up campaigns and charity fundraising events. Our employees in Europe can spend up to two paid working days each year volunteering for a charity or cause of their choice. While we currently operate different regional policies related to employee volunteering, we will align our approach in 2022. We develop volunteering programmes in collaboration with community investment partnerships and in 2021, our people took part in several volunteering activities across our territories. In GB, employees volunteered in the Treasure Your River campaign and we have active partnerships with Keep Britain Tidy, Keep Scotland Beautiful, Keep Wales Tidy and Rivers Trust; Mares Circulares in Portugal and Spain; River clean up and Dokano in Belgium; and Nature Protection Trinkwasserwald in Germany. In Indonesia, we support the Bali Beach Clean Up programme and Coca-Cola Forests, a tree planting and environmental education programme. In&#9;Fiji,&#9;we&#9;operate&#9;Mission&#9;Pacific,&#9;for&#9;the&#9;collection&#9;and&#9; recycling of our packaging, and support the Mamanuca Environment Society. In Spain, during the 2021 Christmas season, over 150 volunteers worked alongside local NGOs, foodbanks and charities to distribute 16,000 meals to vulnerable people. As part of this initiative we donated over €278,000 to local charities. &#7; Read&#7;more&#7;at&#7;www.cocacolaep.com/sustainability/ this-is-forward/action-on-society-our-community TOTAL COMMUNITY CONTRIBUTION(A) €10.92 million Europe €9.16 million 70% 16% 7% 7% API €1.76 million 68% 18% 1% 13% Total cash Total in kind Total volunteer time Total management costs (cash and time) (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. &#7; Read&#7;about&#7;our&#7;support&#7;for&#7;our&#7;people&#7;in&#7;our&#7;people&#7;section&#7; on pages 37–39 and www.cocacolaep.com/sustainability/ this-is-forward/action-on-society-our-people 17,102 hours volunteered by our employees in Europe to support local community projects in 2021 30 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

From one iconic drink we’ve evolved into a total beverage company, offering consumers a greater choice of drinks, with and without sugar. We support the current recommendation by several leading health authorities, including the World Health Organisation, that people should limit their intake of added sugar to no more than 10% of their total calorie consumption. Working with TCCC and other franchisors, we are evolving our portfolio across all our territories, introducing new low and no calorie options, reformulating our recipes and promoting our low and no calorie drinks to consumers. We also offer drinks produced with organic, Fairtrade and&#9;Rainforest&#9;certified&#9;ingredients&#9;in&#9;our&#9;portfolio&#9;–&#9; never compromising on taste. Our focus is on empowering consumers to make more informed choices by providing transparent product information, offering smaller pack sizes and championing responsible marketing. In addition, we are working to deliver the highest product quality and safety to our consumers by incorporating The Coca-Cola Operating Requirements (KORE), which define&#9;operational&#9;controls&#9;and&#9;prioritise&#9;sustainable&#9; sourcing of our ingredients. Great taste, less sugar Working with TCCC and other franchisors, in Europe we have already made great progress in reducing the amount of sugar used in our soft drinks by 17.9% between 2015 and 2021; representing a reduction of 22.2% since 2010, equivalent to 232k tonnes of sugar removed. We are a long standing member of the Union of European Soft Drinks Associations (UNESDA) which represents Europe’s soft drinks industry and we support its industry led pledge to reduce average added sugars in soft drinks by another 10% by 2025 versus 2019 across Europe. In 2021, we introduced new low and no calorie drinks, including Monster Ultra Fiesta in France and GB, Chaudfontaine Bio in Belgium and Fuze Tea Peach Elderflower&#9;in&#9;Germany,&#9;Norway&#9;and&#9;Sweden. In Australia, Indonesia and New Zealand, we have clear sugar reduction targets across our drinks portfolio. In Australia we are committed to reducing average sugar per 100ml by 20% by 2025 (versus 2015). In Indonesia we are committed to reducing average sugar per 100ml by 35% by 2025 (versus 2015); and by 20% by 2025 (versus 2015) in New Zealand. In 2021, we introduced new reduced sugar drinks including Fanta Raspberry in Fiji and Schweppes Ginger Ale and Tonic Water in Indonesia. In Europe, we are aiming for 50% of our sales to come from low or no calorie drinks by 2025 and we actively influence&#9;people&#9;to&#9;reduce&#9;their&#9;daily&#9;sugar&#9;intake&#9;by&#9; raising awareness of our low-calorie drinks through our point of sales communications. In API, we continue to implement our wellbeing initiatives by introducing and promoting low and no sugar drinks. This includes our promotion of Coca-Cola No Sugar in remote Indigenous communities in Australia in respectful collaboration with our retail partners and their communities. Since 2015, this work has delivered a 26.1% decrease in average sugar per 100ml sold through our 134 partner stores. Across our territories, we are also innovating to help consumers control their calorie and sugar intake by offering choice for every occasion. In Europe 4% of our sparkling soft drinks by volume is now in packs of 250ml or less. Action on – Drinks Reformulation of Coca-Cola Zero Sugar Globally, our reformulation of Coca-Cola Zero Sugar (or “Coca-Cola No Sugar” in some countries) is the result of years of innovation to deliver a new and improved taste as close as possible to Coca-Cola Classic, with no sugar. We launched this new Coca-Cola Zero Sugar in 2021 across many of our European and API territories, and New Zealand will follow in 2022. Case study Since 2010 we have introduced 790 low and no calorie drinks and changed the recipe for 235 products to reduce sugar content in Europe 31 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Action on – Drinks CONTINUED Enjoy choice, enjoy taste To offer consumers more choice we have increased our portfolio of drinks to include RTD teas, organic soft drinks,&#9;beverages&#9;with&#9;nutritious&#9;benefits,&#9;coffee&#9;and&#9; alcohol with TCCC and our franchisors. In 2021, we launched Ocean Spray Pink in France, a sparkling&#9;juice&#9;blend&#9;with&#9;the&#9;flavour&#9;of&#9;cranberries&#9;for&#9;a&#9; light and refreshing taste. In Portugal, we also launched Fanta&#9;Guaran&aacute;,&#9;the&#9;first&#9;zero&#9;sugar&#9;guaran&aacute;&#9;flavoured&#9; beverage in the market. The expansion of our coffee portfolio across Europe saw the launch of Costa Coffee in Belgium, Norway and Spain in 2021, following its launch in Germany in 2020. Our coffee brand Grinders in Australia is now Rainforest Alliance&#9;certified,&#9;supporting&#9;more&#9;sustainable&#9;practices&#9; for about two million farmers in 63 communities. Clear, straightforward information We are committed to providing clear and transparent nutritional product information, including detailed sugar and calorie content. In&#9;2009,&#9;we&#9;were&#9;one&#9;of&#9;the&#9;first&#9;companies&#9;to&#9;voluntarily&#9; introduce Guideline Daily Amount labelling on all of our packaging. Since 2017, our bottles in Europe and Australia have featured a servings per pack icon to show the amount of 250ml portions in a multi serve pack. We align with all global and local legislation and are encouraged to see growing support for colour based interpretive product labelling across the EU. We are closely monitoring developments related to the EU-led process for nutrition labelling. In Australia, we adopted the voluntary front of pack Health Star Rating on all our non-alcoholic drinks. The labelling system&#9;rates&#9;the&#9;nutritional&#9;profile&#9;of&#9;our&#9;drinks&#9;and&#9;helps&#9; consumers make healthier choices. Responsible marketing Our clear policies and guidelines ensure we market our drinks responsibly. In Europe, through UNESDA we commit not to advertise in printed media, online or&#9;during&#9;broadcast&#9;programmes&#9;aimed&#9;specifically&#9;at&#9; children. Across our territories, we do not advertise or market any products to children under 12. Through our Responsible Sales and Marketing Principles we provide clear guidance to ensure that we are honest and transparent in everything we do, that we aim to never mislead consumers, and that we should take every opportunity to help consumers make informed choices about what they drink. In 2021, we updated these principles and briefed all our sales and marketing teams. Where we distribute drinks that contain alcohol, we respect the local code of practice for responsible marketing and promotion, including messaging on responsible drinking and marketing products in channels such as hospitality where consumers are adults over local legal purchase age. CCEP has been our partner for many years in remote Australia, and has ensured consistency of supply as well as support for strategic initiatives such as the wellbeing strategy to address community health, resulting in economic and employment benefits&#9;for&#9;local&#9;communities.&#9; Ian Copeland, CEO, Community Enterprise Queensland Our progress(A) SUGAR REDUCTION SINCE 2015 Reduction in average sugar per litre in our soft drinks portfolio since 2015 Europe 2020 2021 15.3% 17.9% API Australia 11.2%2020 14.9%2021 Indonesia 17.2%2020 20.9%2021 New Zealand 9.3%2020 13.4%2021 SUGAR REDUCTION SINCE 2010 Reduction in average sugar per litre in our soft drinks portfolio since 2010 Europe 19.8%2020 22.2%2021 LOW AND NO CALORIES Products sold that are low or no calorie Europe 2020 2021 47.7% 48.6% API(A) Australia 41%2020 44%2021 Indonesia 14.3%2020 31.8%2021 New Zealand 35.5%2020 37.4%2021 (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. &#7; Read&#7;more&#7;at&#7;www.cocacolaep.com/sustainability/ this-is-forward/action-on-drinks 32 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Water replenishment project Catalyst Project Catalyst, a joint collaboration between The Coca-Cola Foundation, sugar cane farmers in Queensland, Australia, WWF Australia, natural resource management bodies and the Federal Government, aims to reduce the agricultural runoff impacting the Great Barrier Reef. The project supports sugar cane growers to adopt beneficial&#9;and&#9;sustainable&#9;farming&#9;practice&#9; changes, and improve the quality of waters impacting the reef. Since 2009, the initiative has grown to include more than 130 farmers, improving the quality of&#9;150&#9;billion&#9;litres&#9;of&#9;water&#9;flowing&#9;into&#9;the&#9;reef&#9; and has reduced runoff by 180 tonnes per year. In 2021, 8.1 billion litres of water have been replenished through the project. Case study We are committed to responsible water use: reducing our own water consumption and sustainably managing local water sources in partnership with local communities. Climate change impacts are continuing to exacerbate water scarcity and water quality, which provide a significant&#9;risk&#9;to&#9;the&#9;economy&#9;and&#9;wider&#9;society.&#9; CCEP relies upon a sustainable and high quality water supply. It is the main ingredient in our products, is essential for our manufacturing processes and is critical for our ingredients. A reduction in the availability or quality of water where we produce our products or source our ingredients&#9;could&#9;significantly&#9;impact&#9;our&#9;business.&#9; To address these challenges and protect our water resources, we have adopted a value chain approach to water management. Our approach to water stewardship is aligned with TCCC’s 2030 water strategy. This approach to water security allows us to prioritise the areas of our value chain – both operations and sourcing regions – most at risk from water stress. We are developing water reduction targets across our European and API operational&#9;sites,&#9;reflecting&#9;the&#9;needs&#9;of&#9;our&#9;local&#9;sites&#9; and sourcing regions. We measure performance through our water use ratio, which is the average amount of water we need to produce a litre of product. In 2021, our water use ratio in Europe was 1.58 litres of water per litre of product produced – a reduction of 13% since 2010. In API our water use ratio was 1.75 per litre of product produced. In 2022, we will update our water use targets as part of our This is Forward sustainability action plan. We return 100% of our wastewater safely to nature and our community based partnerships across our territories replenish the water we use in areas of water stress. Water approach Our water risk mapping is based upon a series of risk assessments. All our sites are assessed through a global enterprise water risk assessment which uses the World Resources Institute’s (WRI) global water risk mapping. This is supported by local Facility Water Vulnerability Assessments (FAWVAs). Through the WRI Aqueduct Water Stress mapping tool, we know that 22 of our 45 production facilities in Europe, and three of our 24 production facilities in API are located in areas of high baseline water stress(A). In 2021, these sites used 10.7 million m&sup3; of water in our production volume in Europe, and 1.37 million m&sup3; of water in API. This represented 55.6% of our total production volume in Europe, and 22.6% in API. In 2020, all of our production facilities completed their first&#9;annual&#9;FAWVA,&#9;allowing&#9;us&#9;to&#9;assess&#9;a&#9;wider&#9;range&#9; of physical, regulatory and social risks. We used this assessment to categorise our sites into “leadership”, “advanced&#9;efficiency”&#9;and&#9;“contributing&#9;locations”&#9; (based on the level of local water risk) and set local context-based targets. Based upon the FAWVAs, eight of our production facilities in Europe, and four in API have been&#9;identified&#9;as&#9;“leadership&#9;locations”,&#9;representing&#9; 7.9 million m&sup3; of our total water volume. Sites in leadership locations are those which rely on vulnerable water sources or have a high level of water dependency. These sites have the highest water reduction targets, and aim to achieve 100% regenerative water&#9;use.&#9;This&#9;means&#9;finding&#9;a&#9;beneficial&#9;use&#9;for&#9;our&#9; wastewater and replenishing any remaining water through replenishment projects in the local watershed. The FAWVAs are supported by source vulnerability assessments (SVAs), which are undertaken at a local level&#9;every&#9;five&#9;years&#9;and&#9;are&#9;aligned&#9;to&#9;the&#9;Alliance&#9;for&#9; Water Stewardship Standard. The FAWVAs and SVAs feed into our site water management plans (WMPs), which support target management, climate resilience, data sharing and reporting. In 2021, all our non-alcoholic drinks production facilities had SVAs and WMPs in place. Action on – Water Improving water security Our manufacturing and cleaning processes are as water efficient&#9;as&#9;possible&#9;and&#9;we&#9;continue&#9;to&#9;invest&#9;in&#9;our&#9; equipment in order to reduce our water use. In 2021, we reduced the rinsing time of our glass bottles at our Jordbro production facility in Sweden and saved 1.2 million litres of water a year. In Belgium, we will save up to six million litres of water using new vacuum pump fillers&#9;for&#9;beverage&#9;filling&#9;processes&#9;that&#9;we&#9;introduced&#9; in 2021. We are piloting a project in Spain to track production line water usage through metering and online live tracking, and we aim to roll this out across Europe and API over 2022 and 2023. Water replenishment We aim to achieve 100% regenerative water use in the areas where it matters most: leadership locations where we&#9;have&#9;identified&#9;local&#9;water&#9;risks.&#9;This&#9;means&#9;we&#9;will&#9; aim to reduce the water we use in these facilities as much as&#9;possible,&#9;find&#9;a&#9;beneficial&#9;use&#9;for&#9;any&#9;wastewater&#9;and&#9; replenish 100% of the water used in these locations. We also aim to continue to replenish 100% of the water that we use where it is sourced from areas of water stress. (A) Soft drink production facilities only. In 2021, we closed two of our production facilities in Europe, but the production volumes from these facilities are included up until point of closure. With the support of the Coca-Cola Foundation, we will be able to restore biotopes such as fens and wet heath in order to return unique plants and animals to nature. Filip Hebbrecht, Responsible Partnerships at Natuurpunt 33 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Action on – Water CONTINUED Our progress(A) WATER USE Water use ratio (litres of water/litre of product produced) Europe 1.572020 1.582021 API(B) 1.842020 1.752021 WATER REPLENISHMENT Amount of replenished water we used in our drinks, sourced from areas of water stress Europe(C) 275%2020 226%2021 API(D) 486% (B)2020 463%2021 (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. (B) Excludes the amount of water used for the production of products that contain alcohol. (C) Based upon production volumes from 22 sites assessed as being in areas of baseline water stress (WRI). (D) Based upon production volumes from three sites assessed as being in areas of baseline water stress (WRI). &#7; Read&#7;more&#7;at&#7;www.cocacolaep.com/sustainability/ this-is-forward/action-on-water In 2021, together with TCCC and The Coca-Cola Foundation, we managed 22 water replenishment projects in Europe and 6 in API. As a result, we replenished 27 million m&sup3; of water across our territories; including 15.5 million m&sup3; in Europe and 11.5 million m&sup3; in API. This represents 226% of the water we sourced to make our drinks in areas affected by water stress in Europe, and 463% in API. Our water replenishment programmes include a programme with The Coca-Cola Foundation and Natuurpunt in Belgium to replenish 247 million litres of water per year over the next four years, through the redesign of heath and fenlands located in the same river basin as our production facility in Antwerp. In Spain, we continue supporting Misi&oacute;n Posible: Desaf&iacute;o Guadalquivir (Mission Possible: Guadalquivir Challenge) a project based in Seville and C&aacute;diz and run in partnership with WWF and The Coca-Cola Foundation. The project aims to improve the irrigation of agricultural crops in the area and the biodiversity of the Guadalquivir river by restoring a nearby marsh. Water work with local government We collaborate with NGOs, local authorities, businesses and communities throughout our territories to improve water&#9;efficiency&#9;and&#9;protect&#9;the&#9;health&#9;of&#9;our&#9;watersheds.&#9; In 2021, we met the French government to discuss water allowances at our production facility in Dunkirk and will commence a water replenishment programme in 2022. In 2021, we also met with local water supplier Brabant Water in the Netherlands to discuss reduction, reuse and replenishment opportunities at our production facility in Dongen, and had our water extraction permit extended, acknowledging our strong long-term water management strategy. Restoring nature Preservation of natural ecosystems is key to our long-term success and sustainability. We aim to leave nature in a better state than how we found it, building adaptation and resilience into our key operating and sourcing regions. We are committed to restoring and enhancing biodiversity and nature by investing in nature based solutions that remove GHG emissions, support our water stewardship goals and eliminate deforestation across our value chain. In 2022, we aim to develop clear commitments and set measurable, time bound targets on biodiversity and deforestation across our combined business. We will also expand our existing understanding of biodiversity risks within our own operations, by conducting a biodiversity risk assessment. EUROPEAN WATER STEWARDSHIP Already&#9;holding&#9;a&#9;gold&#9;European&#9;Water&#9;Stewardship&#9;certificate&#9; since 2013, our mineral water bottling plant in Chaudfontaine, Belgium,&#9;obtained&#9;a&#9;platinum&#9;certificate&#9;for&#9;sustainable&#9;water&#9; management from the worldwide Alliance for Water Stewardship in&#9;2021,&#9;as&#9;did&#9;our&#9;production&#9;facility&#9;in&#9;Dongen&#9;–&#9;the&#9;first&#9;site&#9;to&#9; receive this standard in the Netherlands. 28 community based water replenishment projects across our territories 27 million m&sup3; water replenished across our territories 34 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

We rely on global supply chains to make, sell and distribute our products, yet these supply chains are under increasing pressure from population growth, increased demand for food products and climate change. We are committed to sustainably sourcing 100% of our agricultural ingredients and raw materials. Together with TCCC, we work collaboratively with our suppliers to support biodiversity and ecosystems, to respect and protect the human rights of everyone working across our supply chain and create systemic and sustainable change. We believe sustainable supply chains offer solutions to major challenges including human rights, water security, climate resilience, GHG emissions reduction and women’s empowerment. We ensure our suppliers respect our Code of Conduct and make a positive impact on society, in line with the United Nations’ Guiding Principles on Business and Human Rights, the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work and the United Nations’ Global Compact. Responsible sourcing In Europe, we source products from around 13,200 suppliers and 83% of our spend (excluding concentrate and juices purchased from TCCC and other franchisors) is with suppliers based in our territories. We are committed to sustainably sourcing ingredients for our drinks, including water, sugar beet, sugar cane, coffee, tea and fruit juices, and raw materials for our packaging such as glass, aluminium, PET and paper. While we currently operate different regional principles to measure supplier compliance on sustainability and track progress, we are aligning our activities in Europe and API to create a single global responsible sourcing programme, which we will launch in 2022. In Europe, we operate TCCC’s Supplier Guiding Principles (SGPs) and Principles for Sustainable Agriculture (PSA). In API, we track compliance on sustainability through Responsible Sourcing Guidelines (RSGs), SGPs and PSA. The SGPs set minimum requirements for labour conditions, health and safety, and human rights. The PSAs apply to agricultural ingredients and raw material suppliers, covering sustainable farm management, including the protection of woodlands from deforestation and minimising impacts on biodiversity. Our RSGs cover supplier performance related to business ethics, human and workplace rights, the environment,&#9;and&#9;providing&#9;benefits&#9;to&#9;communities.&#9; TCCC commissions independent audits to monitor how our ingredients and packaging suppliers comply with SGPs&#9;and&#9;RSGs.&#9;PSA&#9;compliance&#9;is&#9;verified&#9;through&#9; adherence to global third party sustainable agriculture standards approved by TCCC. We work in partnership with EcoVadis, an independent evaluation company to rate the sustainability performance of our suppliers, including environment, carbon management, human rights and fair business practices. In Europe, we are aiming for our suppliers to achieve an average overall score of 65 by 2025. In 2021, these suppliers had an average overall score of 59 out of 100. Action on – Supply chain The quality and integrity of our products depends on sustainable global supply chains with successful and thriving farming communities and ecosystems where human rights are respected. Reaching net zero with our suppliers Over 90% of our value chain GHG emissions come from our supply chain and we are collaborating with our suppliers, helping them to reduce their emissions. A year after we launched our net zero 2040 ambition and 2030 emissions reduction target in Europe, we are&#9;making&#9;significant&#9;progress&#9;with&#9;our&#9;suppliers.&#9; We have asked them to take action on three key areas by 2023: set SBTi validated GHG emissions reduction targets; commit to using 100% renewable electricity across their own operations; and to share their carbon footprint data with CCEP. By the end of 2021, 47% of our “carbon strategic suppliers” in Europe (i.e. those suppliers that account for over 80% of our Scope 3 emissions) were engaging directly with SBTi to set their own science based targets. This&#9;represents&#9;a&#9;significant&#9;increase&#9;from&#9;2020.&#9; We&#9;are&#9;also&#9;working&#9;to&#9;understand&#9;supplier&#9;specific&#9; emission factors for carbon strategic suppliers across core aspects of our supply chain, such as packaging. This will be critical in helping us to build a more accurate&#9;picture&#9;of&#9;our&#9;Scope&#9;3&#9;emissions&#9;and&#9;reflect&#9; the impact of our suppliers’ actions. Case study 35 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Protecting inherent rights and freedoms Human rights are fundamental to how we run our business and the communities in which we operate. We are committed to ensuring everyone who works at CCEP and in our supply chain is treated with dignity and respect. In 2021, we provided human rights training to all procurement employees in Europe. We continue to improve the validation and proactive management of our suppliers in key areas such as human rights and modern slavery. This includes our collaboration with EcoVadis, via technology platform IQ, which allows us to screen our entire supply base and understand inherent risks by country and industry. In 2021, we started using data gathered through IQ to proactively manage sustainability risks across our supply base. In addition, in partnership with Resilinc, we successfully piloted an&#9;artificial&#9;intelligence&#9;tool&#9;for&#9;proactively&#9;identifying&#9; potential risks that could impact our business through our supply network beyond our direct suppliers. We will roll out the tool across our territories in 2022. In&#9;API,&#9;we&#9;drive&#9;positive&#9;social&#9;outcomes&#9;via&#9;specific&#9; social procurement programmes, and focus on supporting and upholding the human rights of vulnerable or disadvantaged groups. In 2021, we spent approximately €3 million with social enterprises that support employment opportunities for disadvantaged groups in Australia. Action on – Supply chain CONTINUED Our progress(A) SPEND COVERED BY GUIDING PRINCIPLES Our spend with suppliers that are covered by the SGPs Europe 97%2020 97%2021 Our spend with suppliers that are covered by the RSGs API(B) 91.6%2020 90.3%2021 SUSTAINABLY SOURCED SUGAR Sugar sourced from suppliers that comply with the PSA Europe 100%2020 100%2021 API 92%2020 100%2021 SUSTAINABLY SOURCED PULP AND PAPER Pulp and paper sourced from suppliers that comply with the PSA Europe 100%2020 100%2021 API(C) 96%2021 (A) The acquisition of CCL completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 and 2020 to allow for better period over period comparability. (B) Supplier spend in Australia, Indonesia and New Zealand only. (C)&#9;2021&#9;is&#9;the&#9;first&#9;year&#9;we&#9;track&#9;PSA&#9;compliance&#9;for&#9;pulp&#9;and&#9;paper.&#9; &#7; Read&#7;more&#7;at&#7;www.cocacolaep.com/sustainability/ this-is-forward/action-on-supply-chain Together with CCEP we are taking action towards a low carbon future by reducing our emissions through a commitment to science based targets. Sustainability is at the centre of our recently published strategy. Nordzucker is proud to work with a company that shares our goals. Alexander Godow, COO Nordzucker AG In 2021, CCEP was awarded platinum status by EcoVadis, with a total score of 81 out of 100. This places CCEP in the top 1% of companies in our sector. 36 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

We are grateful for the passion, talent and hard work our people contribute to create our company culture and deliver sustainable growth. We provide a workplace that promotes wellbeing, inclusion and respect, where people at every level can be heard, grow and have a positive experience. Being well Our people’s physical and mental wellbeing remain our priority and we promote this in our workplace. Throughout the COVID-19 pandemic, we have taken measures to ensure our people can continue to work safely and feel supported. At a global level, physical safety ranked number one and personal wellbeing scored positively in our engagement and culture pulse survey in June 2021. We continue to embed a strong health and safety culture, systems, processes and programmes, including a target to reduce our total incident rate to below 1 by 2025. Tragically there were four employee fatalities during 2021; one in Belgium and three in Indonesia. The incidents were investigated with the local authorities and we continue to improve our safety procedures to prevent a reoccurrence. In Europe, our total incident rate was 1.11 per 100 full time equivalent employees, and in API this was 0.75. Further information about our safety performance and incident rates will be available on our website from May 2022. In cases where our people are injured or suffer any mental or physical health issues while employed by CCEP, we endeavour to make any reasonable adjustments to their duties and working environment to support their recovery and continued employment. Over 2021, we’ve grown our Wellbeing First Aider initiative to build an internal mental health support network of over 600 trained employees globally. More than&#9;1,000&#9;people&#9;have&#9;received&#9;support&#9;and&#9;benefitted&#9; from our Employee Assistance Programme, a 24/7 independent service offering free professional care and counselling, self-help programmes, interactive tools and educational resources for our people and their family members. In 2021, we’ve done more to promote these initiatives, including our “Don’t bottle it up” campaign featuring some of our colleagues’ experiences of wellbeing support in our workplace. &#7; For&#7;more&#7;information&#7;about&#7;our&#7;people&#7;go&#7;to www.cocacolaep.com/sustainability/this-is-forward/ action-on-society-our-people/ Our people 01 Being well 02 Being connected The safety and wellbeing of our people is vitally important. We want everyone to feel happy and healthy and to work with integrity and respect so we can all thrive at work and at home. We’re powerful when we work as part of a winning team – championing communication, connection and collaboration. 03 Being valued 04 Being developed We are at our best when we can be ourselves at work, when we can be heard, share our perspectives and insights and build upon our strengths. Our experiences make us stronger and we support our people in exploring opportunities to develop – providing possibilities to continually learn, grow in their role and get to where they want to be. 05 Being recognised 06 Being inspired All our people have a part to play in CCEP’s growth and we recognise, reward and celebrate the great work they do every day. We do this in ways that are simple, transparent and consistent. We strive to be a force for good – for people and for the planet. We‘re passionate about what we do and what we stand for, and our people are empowered to make a difference. ME@CCEP Me@CCEP&#9;defines&#9; the experience we want our people to have at CCEP It is about Not all disabilities are visible On the UN International Day of Persons with Disabilities 2021, we worked with TCCC to produce a new bottle label that voices our values on disability inclusion. The label features purple, the colour increasingly associated with disability inclusion and sparking conversations worldwide. It also features the statement that “Not all disabilities are visible”, a reminder that some disabilities are not immediately apparent. Currently for internal use, we are gathering feedback from key stakeholders, so we can further develop and improve this initiative. Case study 37 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Being connected Good communication is an essential part of building a motivated, engaged workforce. Our people have access to news and information about CCEP in local languages through internal communication platforms, Redline in Europe and Workplace in API. There is also direct dialogue through business talks and all hands meetings. CCEP management gives updates about CCEP’s overall, and local, performance through these channels. We’re committed to communicating clearly and transparently with our people. We continue to invest to improve our people’s access to information. In 2021, we introduced Compass, a new online platform bringing together all apps and digital services our people use in one place. We have improved the interface and experience of our people platform, Genie, in response to employee feedback. Our people use platforms to ask questions, provide feedback, and connect with our leadership on all topics from sustainability to innovation. CCEP meets regularly with European, national and local works councils and trade unions that represent our people. When required, we consult with our people and their representatives to discuss proposed measures before making decisions. We encourage constructive and meaningful dialogue. During consultation, our employee representatives have the opportunity to ask questions, share views and propose alternatives to proposals before management&#9;makes&#9;a&#9;final&#9;decision. Read&#7;more&#7;about&#7;how&#7;our&#7;Directors,&#7;and&#7;CCEP&#7;engage&#7;with&#7; our&#7;people&#7;on&#7;page 12 Our policies and procedures ensure consistency and fairness across CCEP. Our policies are written in an understandable way and are accessible in local languages. Every year we review our policies to ensure they are up to date with legal requirements and relevant for business and social strategies. In 2021, we took the opportunity to harmonise policies across Europe and API. Being valued Our philosophy is that “everyone’s welcome to be themselves, be valued and belong” at CCEP. We are committed to building a diverse workforce, with an inclusive culture and equity at its core. We have created an environment with opportunities for people of every culture, faith, ethnicity, heritage, ability, gender, sexual orientation and age. We believe this commitment will enable us to take positive action for people, better represent the society we serve and support our sustainable business growth. Led&#9;by&#9;our&#9;ID&E&#9;Centre&#9;of&#9;Expertise&#9;and&#9;sponsored&#9; by&#9;our&#9;ELT&#9;members,&#9;we&#9;deliver&#9;our&#9;ID&E&#9;strategy&#9;by&#9; listening to our people’s lived experiences, developing action&#9;plans&#9;and&#9;tracking&#9;progress&#9;against&#9;our&#9;five&#9;pillars:&#9; culture and heritage; disability; gender; LGBT+; and multi generations. We have dedicated groups of employees and ELT sponsors&#9;catalysing&#9;action&#9;at&#9;scale&#9;to&#9;remove&#9;identified&#9; barriers to inclusion. In 2021, we ran a year-long campaign aimed at breaking barriers that stand in the way of equality in the workplace. As part of this campaign, we delivered a panel conversation with our Chairman, CEO, sponsors and employee ambassadors about gender&#9;based&#9;stereotypes.&#9;We&#9;ran&#9;ID&E&#9;workplace&#9; audits on disability and LGBT+ matters to identify best practices for implementation. We featured colleague experiences of working successfully across generations at CCEP. We shared videos featuring advice from our employees on using culturally inclusive words and the importance of allyship. For&#9;the&#9;first&#9;time,&#9;we&#9;ran&#9;a&#9;voluntary,&#9;anonymous&#9;survey&#9; focused&#9;on&#9;ID&E&#9;in&#9;the&#9;majority&#9;of&#9;our&#9;countries&#9;in&#9;2021.&#9; This provided our people with the opportunity to give feedback on their inclusion experience at CCEP and self-declare personal diversity information. Employees participated in Europe, Australia and New Zealand. We expect the outcomes to enable us to better understand the diversity of our workforce at all levels, improve the inclusivity of our people’s experience and ensure equity is embedded in our infrastructure and people policies. As part of our commitment to inclusive, diverse and equitable workplace practices, we continue to partner with organisations and bodies such as European Network Against Racism, the Valuable 500, the Business Disability Forum, LEAD Network, the United Nations Women’s Empowerment Principles, Stonewall and the Social Mobility Index. Read&#7;more&#7;about&#7;ID&E&#7;at&#7;CCEP&#7;on&#7;page 85 Workforce diversity in 2021 Male Female Total employees (including part time employees)(A) 76.2% 23.8% 25,182 7,876 Total: 33,059 Board of Directors 29.4% 70.6% 12 5 Total: 17 Leadership (senior management grade including ELT)(B)(C) 36.2% 63.8% 2,082 1,183 Total: 3,265 Directors of subsidiary companies(C) 24.2% 75.8% 91 29 Total: 120 (A)&#9;Includes&#9;one&#9;employee&#9;who&#9;identified&#9;as&#9;non-binary. (B) The members of the ELT and their direct reports consists of 55 female and 71 male employees. (C) 20 female and 53 male directors of subsidiary companies are also included in the workforce diversity statistic under leadership. Our people CONTINUED 38 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

A key target of our sustainability action plan, This is Forward, is to ensure that at least 40% of our management positions (senior management and above) in Europe are held by women by the end of 2025. In 2021, 37.3% of leadership positions were held by women, up from 35.6% in 2020. We have been reaccredited recognition for our continued commitment to gender balance in the workplace, including the Gender Tick in New Zealand, the&#9;Equal&#9;Pay&#9;Certificate&#9;in&#9;Iceland,&#9;+Fi&egrave;res&#9;en&#9;2021&#9; and 99 score on the Gender Index in France and via the Global Bloomberg Gender Equality Index. We are committed to being an equal opportunities employer. We make decisions about recruitment, promotion, training and other employment matters solely on the grounds of individual ability, achievement, expertise and conduct. We don’t discriminate on the basis of gender, gender identity, race, religion, ethnicity, cultural heritage, age, social background, mental or physical ability or disability, national origin, sexual orientation or any other reason not related to job performance or prohibited by applicable law. Being developed We are committed to creating a workplace where our people can be heard, grow and advance. We have increased&#9;our&#9;cadence&#9;of&#9;confidential&#9;pulse&#9;surveys&#9;to&#9; provide our people with more opportunities to share how they’re feeling throughout the year and to gain insights to strengthen our workplace culture, improve our people’s experience at work and our business. In June 2021, 24,245 (79%) employees participated in our global engagement and culture pulse survey. On a global level, employee engagement scores are above benchmarks, and our people recommend CCEP as a great place to work. We continue to develop and deliver action plans in each of our countries and corporate functions to act upon the valued voice of our people. We have refreshed our talent philosophy “everyone has talent&#9;and&#9;everyone&#9;can&#9;grow”&#9;reflecting&#9;our&#9;commitment&#9; to develop talent internally, winning capabilities for the future and accelerate succession for targeted roles. We have training programmes and platforms to develop core capabilities in leadership, commercial, customer service and supply chain at every level of our business. We continue to deliver our wellbeing training modules to our employees. Almost 7,000 managers have now completed this training. We have also launched three new ID&E&#9;learning&#9;modules&#9;on&#9;practising&#9;inclusive&#9;leadership,&#9; starting&#9;an&#9;ID&E&#9;conversation&#9;and&#9;allyship.&#9;Underpinning&#9; this formal learning is a series of resources, which include conversation guides on LGBT+, allyship, inclusive language, discussing disability and addressing age stereotypes, as well an accessible communication toolkit. We&#9;are&#9;progressing&#9;plans&#9;for&#9;working&#9;flexibly.&#9; We continue to value and invest in our early career talent and support initiatives that help young people gain employability,&#9;skills&#9;and&#9;confidence.&#9;This&#9;includes&#9;offering&#9; internships, apprenticeships and graduate programmes. For the sixth year, we partnered with One Young World. CCEP delegates attended the summit and an internal post-development programme. They joined over 1,800 young leaders to engage, learn, challenge and discuss important sustainability issues the world faces, covering topics from climate change to poverty alleviation. Being recognised We pay salaries in line with appropriate market rates, as well as providing our people with a range of other benefits.&#9;These&#9;vary&#9;according&#9;to&#9;their&#9;country&#9;and&#9;level&#9; in&#9;the&#9;organisation.&#9;Benefits&#9;include&#9;medical&#9;or&#9;dental&#9; insurance, life insurance, eyecare vouchers, holiday time and leave packages to cover sickness, post natal childcare, bereavement or a long-term illness in the family. Depending on the country, level and grade, we also offer pension plans. Employee ownership In 2021, we announced the new global CCEP Employee Share Purchase Plan, which will give our employees the opportunity to buy shares in CCEP on a regular basis from 2022. In recognition of this investment, for every share an employee purchases, CCEP will provide a matching share, up to an agreed limit. Around three quarters of our employees participate in annual variable remuneration plans. We offer a consistent annual bonus plan to around 13,000 people across the organisation. In addition, sales incentive plans are in operation for 25% of our people and a further 24% participate in local incentive plans. Read&#7;our&#7;Directors’&#7;remuneration&#7;report&#7;on&#7;page 92–107 Being inspired We are determined to draw on our people’s passion for what we do and empower them to make a positive difference in our local communities. In 2021, we ran a series of sessions engaging our new colleagues in API to ensure that everyone feels welcome at CCEP, that they belong, can contribute to our shared purpose, strategy, culture and ways of working. Our people in Europe can spend up to two paid working days each year volunteering for a charity or cause of their choice. While we currently operate different regional policies related to employee volunteering, we will align our approach in 2022. Read&#7;more&#7;about&#7;our&#7;Action&#7;on&#7;society&#7;on&#7;pages 29–30 Our people CONTINUED Being a Wellbeing First Aider “We all experience highs and lows so when we are feeling low, we need to take care of mental health just like we would take care of ourselves if&#9;we&#9;had&#9;the&#9;cold&#9;or&#9;flu.&#9;Sometimes,&#9;it’s&#9;hard&#9;to&#9; prioritise our mental health but that’s why I became a Wellbeing First Aider, to help colleagues better understand the importance of maintaining mental wellbeing. Being a Wellbeing First Aider is something that I am proud of because I feel that I can make a difference by supporting someone who may be struggling.” Justin McKenzie, Sales Manager for On Premise in the Victorian Licensed Team, Australia Case study 39 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Corporate governance At CCEP we hold ourselves accountable to the highest standards of corporate governance and aim to provide transparent and timely information in respect of our activities to our stakeholders. CCEP has a strong corporate governance framework with a Board overseeing the interests of all stakeholders. Management has a Compliance and Risk Committee chaired by CCO which advises the ethics and compliance (E&C)&#9;function&#9;and&#9;provides&#9;management&#9;input&#9;regarding&#9; the&#9;E&C&#9;programme. Read&#7;more&#7;about&#7;our&#7;corporate&#7;governance&#7;on&#7;pages 64–81 Ethics and compliance Our&#9;E&C&#9;programme&#9;ensures&#9;we&#9;are&#9;conducting&#9; our operations in a lawful and ethical manner. The programme&#9;is&#9;applicable&#9;to&#9;our&#9;people,&#9;officers&#9;and&#9; Directors. It also supports how we work with our customers, suppliers and third parties. We live up to our responsibilities as a business by being accountable, ethical and aware of the risks in everything we do. Code of Conduct Our Code of Conduct (CoC) seeks to ensure that we act with integrity and accountability in all our business dealings and relationships, in compliance with all applicable laws, regulations and policies. We expect everyone working at CCEP to adhere to the CoC, which was updated in 2021. We also expect all third parties who work on our behalf to act in an ethical manner consistent with our CoC and to comply with our SGPs. The CoC has been formally adopted in all our territories, as well as our shared service centres in Bulgaria. All employees are required to undergo CoC training, which is part of the induction process for new employees. Training&#9;on&#9;specific&#9;topics&#9;related&#9;to&#9;their&#9;roles&#9;is&#9;also&#9; provided&#9;where&#9;needed.&#9;Our&#9;CoC&#9;specifically&#9;calls&#9;out&#9; manager responsibilities and includes a matrix to help with decision making and guidance on situations such as bullying and harassment. Preventing bribery and corruption We aim to prevent all forms of bribery and corruption in our business dealings. Our CoC sets out our principles and standards to prevent bribery and corruption, including conflicts&#9;of&#9;interest&#9;and&#9;the&#9;exchange&#9;of&#9;gifts&#9;and&#9; entertainment. Our Anti-bribery, Gifts and Entertainment Policy and our Conflicts&#9;of&#9;Interest&#9;Policy&#9;apply&#9;to&#9;all&#9;employees.&#9;They&#9; are required mandatory training for a targeted audience. Raising concerns Any employee who wishes to raise concerns about wrongdoing at CCEP is encouraged to speak to a line manager and/or raise a report through our Code Resources which include our dedicated Speak Up channels. When any employee raises a concern through our Code Resources in relation to the CoC, CCEP will act promptly and appropriately. Operating with integrity Code of Conduct reports by type January – June 2021 July – December 2021 Europe API CCEP consolidated Number %(A) Number %(A) Number %(A) Ask a question – – – – 1 1 Avoiding&#9;conflicts&#9;of&#9;interest 3 6 1 5 2 1 Creating an inclusive and respectful workplace 17 36 2 9 25 16 Dealing fairly with customers, business partners and suppliers 1 2 – – 3 2 Delivering high quality products 2 5 – – – – Getting involved in political activities – – – – 1 1 Integrity with business records(B) 4 9 – – 60 40 Integrity&#9;with&#9;our&#9;financial&#9;records – – – – – – Other&#9;concerns&#9;–&#9;financial – – – – – – Other&#9;concerns&#9;–&#9;non-financial 1 2 – – 3 2 Preventing bribery and corruption – – 8 36 1 1 Protecting information 3 6 – – 1 1 Respecting global and local laws and customs 3 6 – – 1 1 Responsible communications 1 2 – – 2 1 Using&#9;company&#9;assets&#9;responsibly&#9;–&#9;non-financial 6 13 5 23 32 21 Working in a safe and healthy environment 6 13 6 27 18 12 Grand total 47 100 22 100 150 100 Number of employees resigned or dismissed 18 – (D) 50 Number of disciplined employees still employed(C) 20 –(D) 92 (A) % versus overall reports. (B)&#9;&#9;Not&#9;limited&#9;to&#9;our&#9;financial&#9;records.&#9;Business&#9;records&#9;include&#9;records&#9;such&#9;as&#9;payroll,&#9;timecards,&#9;travel&#9;and&#9;expense&#9;reports,&#9;job&#9;applications,&#9;quality&#9;reports,&#9; field&#9;sales&#9;measures,&#9;customer&#9;agreements,&#9;and&#9;inventory&#9;and&#9;sales&#9;reports. (C) Some cases involve more than one employee. (D) No data available for API. 40 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Operating with integrity CONTINUED Our human rights training was refreshed in 2021 to focus on the process of human rights case management for all procurement managers who interact with suppliers. Following the Acquisition, we rolled out compliance training packages across API on several key areas such as CoC, human rights, anti-competitive practices, preventing bribery and corruption, data protection, whistle blower protection and human rights training targeted at all employees. For&#7;more&#7;information&#7;about&#7;our&#7;approach&#7;to&#7;human&#7;rights&#7;go&#7;to&#7; www.cocacolaep.com/sustainability/human-rights See&#7;our&#7;modern&#7;slavery&#7;statement&#7;at www.cocacolaep.com/sustainability/download-centre In Europe, we initially prioritised compliance and action on four of the key areas (i) health, safety and security; (ii) equality and non-discrimination; (iii) working hours; and (iv) migrant and temporary workers. In 2020, we also developed action plans for: (i) freedom of association; right to privacy; and data protection. We prioritised additional measures to ensure the health and safety of everyone working for CCEP during COVID-19 which delayed us taking action on forced labour and wages. We started a deep dive on these priority issues in 2021. We manage our human rights obligations, risks, and the actions required to mitigate those risks, by implementing a strong governance framework. We recognise that all our employees and supply partners have a role in identifying and mitigating the risks of human rights across our business. Employees and managers are empowered to recognise and address human rights risks and issues as they conduct their work and this extends to the arrangements we agree with worker and trade unions, membership of which we always foster. Respect for human rights We consider human and workplace rights to be inviolable and fundamental to our sustainability as a business. We are committed to ensuring that everyone working throughout our operations and within our supply chain is treated with dignity and respect. Our principles regarding human rights are set out in CCEP’s Human Rights Policy, which is aligned with accepted international standards such as the UN Guiding Principles on Business and Human Rights. Further information is provided in the SGPs and the PSA in Europe and within the RSGs and SGPs in API. RSGs set out the expectations towards our suppliers’ performance related to business ethics, human and workplace rights, the&#9;environment,&#9;and&#9;providing&#9;benefits&#9;to&#9;communities.&#9; In API, 90% of our spend in 2021 was with suppliers which comply with our RSGs. We have a zero tolerance approach to modern slavery of any kind, including forced labour, and any form of human trafficking&#9;within&#9;our&#9;operations&#9;and&#9;supply&#9;chain.&#9;In&#9;2017,&#9; CCEP&#9;published&#9;our&#9;first&#9;Modern&#9;Slavery&#9;Statement&#9;and&#9; continue to update this annually. Prior to the Acquisition, CCL&#9;published&#9;its&#9;first&#9;Modern&#9;Slavery&#9;Statement&#9;in&#9;2020. In&#9;2019,&#9;CCEP&#9;conducted&#9;its&#9;first&#9;human&#9;rights&#9;risk&#9; assessment&#9;and&#9;identified&#9;nine&#9;key&#9;areas&#9;posing&#9;the&#9; greatest risk to our people at work and across our value chain.&#9;In&#9;2019,&#9;CCL&#9;also&#9;conducted&#9;its&#9;first&#9;human&#9;rights&#9; risk&#9;assessment&#9;and&#9;identified&#9;twelve&#9;key&#9;areas&#9; comprising&#9;the&#9;same&#9;nine&#9;key&#9;areas&#9;identified&#9;by&#9;CCEP&#9; in its human rights risk assessment plus three additional key areas: (i) freedom from bribery and corruption; (ii) cultural rights of minorities; and (iii) children and young people’s protection from exploitation. These key areas are our priority issues for Europe and API summarised in the Human rights risk assessment table below. Human rights risk assessment: priority issues for Europe and API Migrant and temporary workers Forced labour Data protection Health, safety and security Right to privacy Freedom of association Wages Working hours Equality and non- discrimination Children and young peoples protection from exploitation Cultural rights of minorities Freedom from bribery and corruption Specific to API 41 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Principal risks Our Enterprise Risk Management framework addresses the principal risks we face as a business and how we identify, assess and manage them. Our approach to risk The Board has overall responsibility for risk management at CCEP. The Board is closely involved in identifying risks and the strategic response to them, and monitoring management actions to achieve its strategic objectives. To&#9;support&#9;this,&#9;risk&#9;management&#9;is&#9;firmly&#9;embedded&#9; within our everyday business activities and culture. We identify and assess risk with appropriate risk management strategies, implemented at various levels of our business. CCEP’s enterprise risk management (ERM) framework looks at risks we face and how we can capitalise on opportunities. Since the creation of CCEP and more recently the Acquisition, we have continually evolved our risk management capabilities through seamless collaboration across the business. We review and adapt our risk and internal control systems to address the changing risk environment and to adopt best practice. Through&#9;our&#9;One&#9;Risk&#9;Office&#9;(a&#9;forum&#9;to&#9;exchange&#9; information between all second and third line of defence teams) we discuss and manage risks, responding swiftly through established processes including incident management, business continuity planning (BCP) and risk transfer mechanisms (e.g. insurance). During the ongoing COVID-19 pandemic, the risk framework has allowed us to respond rapidly to a continuously changing environment. We leverage our learnings to strengthen our risk management framework and better prepare for future challenges. Assessing risk To gain an understanding of the risks CCEP faces, we assess risks top down and bottom up. Our annual enterprise risk assessment (ERA) gives us a top down strategic view of risk at the enterprise level. During this assessment we carry out a risk survey with our top business leaders, followed by interviews with the Board, Audit Committee, and our Executive Leadership Team (ELT) to identify current and emerging risks. We periodically review and update our assessment processes. In 2021, we received feedback from over 120 of our top leaders, including all Board members. In 2021, we started to group our enterprise risks into six themes to facilitate focused discussions among the Board and respective risk owners: revenue; supply chain; business&#9;continuity,&#9;IT&#9;and&#9;finance;&#9;license&#9;to&#9;operate&#9; including ESG; economic and political; and the franchise model. To gain a bottom up view of risk, from an operational perspective, we carry out risk assessments at a business unit (BU), functional and project level. Each BU has established local compliance and risk review processes, undertaken by its local leadership team. The local leadership teams review and update risk assessments, ensuring that risk management is incorporated into daily business routines. In 2021, we introduced a BU business partner model, giving dedicated support to the BU from a ERM team member, which is shown on page 43. The day to day work is overseen by the management committee, (Compliance and Risk Committee, chaired by&#9;the&#9;Chief&#9;Compliance&#9;Officer).&#9;Every&#9;quarter,&#9;the&#9; committee invites risk owners to share updates on key risks and how they are being managed. In 2021, these included updates on: COVID-19 and business continuity management;&#9;API&#9;specific&#9;risks;&#9;key&#9;suppliers;&#9;training;&#9; packaging; human rights; policy changes; data privacy; cyber security; and sharing and discussing results of targeted risk exercises such as assessments, scenarios and simulations. In 2021, following the Acquisition we started to integrate API’s risk management into our existing risk management framework by updating our enterprise risks and performing API country risk assessments. We continued to include important key areas such as employee health and safety, food safety, fraud, legal and tax. These functional risk assessments are integrated into our annual business planning routine. We also completed deep dives into new legislation and water scarcity. Targeted risk assessment and management projects for topical issues within each BU, such as Brexit and COVID-19, were also completed through risk deep dives. Measuring and managing risk Once&#9;risks&#9;are&#9;identified,&#9;we&#9;analyse&#9;them&#9;to&#9;understand&#9; the likelihood of the risk happening and its potential impact. We consider how we manage risks, putting action plans in place and reviewing impact scales annually. In&#9;2021,&#9;we&#9;reassessed&#9;these&#9;with&#9;a&#9;focus&#9;on&#9;financial&#9; impact following the Acquisition, giving each BU local financial&#9;impact&#9;scales&#9;to&#9;assess&#9;local&#9;risks.&#9;In&#9;addition&#9;to&#9; likelihood and impact, our risk assessment methodology considers velocity, to understand the speed at which a materialising risk may impact our business. Since the implementation of risk appetite statements in 2020, we have used this tool to support business decision making aligned with our strategic objectives. We compare the&#9;as-is&#9;risk&#9;profile&#9;(outcome&#9;of&#9;ERA)&#9;during&#9;quarter&#9;one&#9; with our current risk appetite statements and to-be risk profile.&#9;Risk&#9;appetite&#9;statements&#9;are&#9;reviewed&#9;annually&#9; by the Compliance and Risk Committee and the Audit Committee&#9;with&#9;actions&#9;defined&#9;as&#9;necessary. We will adapt the risk appetite statements for operations by&#9;defining&#9;key&#9;risk&#9;indicators&#9;for&#9;each&#9;statement&#9;with&#9;the&#9; risk owners. The management of the key risk indicators will be done via our risk and compliance governance tool, Riskonnect. Adverse trends and breaches of thresholds will be reported to the Compliance and Risk Committee following&#9;a&#9;defined&#9;escalation&#9;protocol. In 2021, we conducted further operational scenario analysis and planning to understand how key risks such as water scarcity impact us (for example exercises in Belgium and Spain). We are exploring opportunities to improve our strategic scenario planning capabilities to support strategic decision making, such as for climate and cyber risk scenarios. We are looking to partner with external providers to apply state of the art scenario planning tools and methodologies. To improve our capability to identify emerging risks earlier, we have partnered with an external provider to use an artificial&#9;intelligence&#9;supported&#9;risk&#9;sensing&#9;tool&#9;to&#9;extract&#9; relevant information and trends from all available external and internal sources. We manage risk through the framework, our processes and policies. Our annual policy review ensures the policies and related policy guidance within CCEP are valid. Changes within the documents have been approved by the Compliance and Risk Committee. New policies, for example, the Travel Security Policy, the Data Management and Retention Policy and the Anti-facilitation of Tax Evasion Policy, have been approved by the Board and the Compliance and Risk Committee. In 2021, an analysis of the CCEP landscape showed that all CCEP policies are related to a risk. The following pages set out a summary of our principal risks&#9;based&#9;on&#9;the&#9;findings&#9;of&#9;our&#9;most&#9;recent&#9;ERA.&#9; The Board has carried out a robust assessment of these principal risks. This summary is not intended to include all risks that could impact our business and the risks are presented in no particular order. In this year’s report, we have showed how each principal risk links to and underpins the relevant aspect of our strategy. Beyond principal risks, CCEP faces other operational risks which are managed as part of our daily routines, such as employee health, safety and wellbeing, fraud and human rights. &#7; Read&#7;about&#7;our&#7;risk&#7;factors&#7;on&#7;pages 195–202 42 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Principal risks CONTINUED Principal risk map(A) External External opportunities and risks, such as macroeconomic, socio/political and competition risks, that could fundamentally impact business strategy. Typically managed by teams that respond to significant&#9;shifts&#9;in&#9;government&#9;relations,&#9; consumer or supplier behaviour. Strategic Internal opportunities and risks that could impede the achievement of strategic objectives and targets, such as poor resource allocation or decision making. Typically managed by senior leaders responsible for delivering strategic initiatives set by the Board. Operational Opportunities and risks that could impact day to day operations in areas such as production, logistics or sales. Managed across all business areas through controls embedded in processes and procedures. Extreme events Opportunities and risks that would have an extreme impact on the business (such as war,&#9;cyber&#9;attack,&#9;global&#9;financial&#9;crisis,&#9; natural disasters, etc.). These can materialise in any part of the business and may coincide with other risks in particular scenarios. Note: extreme events could occur in any principal risk and are, therefore, not allocated to any single specific&#9;category. Velocity scale: (speed to impact) Very rapid (Less than one month) Rapid (Less than one year) Moderate (One to three years) Slow (Greater than three years) Major Significant Moderate Minor Unlikely Possible Likely Highly likely Principal risks 1 Geodemographic 2 Packaging 3 Cyber and social engineering attacks and IT infrastructure 4 Economic and political conditions 5 Market 6 Legal, regulatory and tax 7 Climate change and water 8 Perceived health impact of our beverages and ingredients, and changing consumer buying trends 9 Competitiveness, business transformation and integration 10 People and wellbeing 11 Relationships with TCCC and other franchisors 12 Product quality How we embed Enterprise Risk Management (ERM) within our business (Business Unit Risk Model) More&#7;information&#7;on&#7;Our&#7;operations&#7;can&#7;be&#7;found&#7;on&#7;pages 10–11 BU VP legal team risk champions Risk&#9;identification,&#9; assessment and understanding Local&#9;risk&#9;profilesRisk informed decision making and best practice sharing Dedicated ERM support via Single Point of Contact (SPOC) One Risk Office platform support BU Leadership Team meeting Risk assessment Scenario planning Deep dives Risk governance and culture Annual Business Plan/ Long Range Plan integration Business Unit (BU) comparisons Likelihood (over next 5 years) Im pa ct (o pe ra tin g pr ofi t) 12 11 2 4 5 7 6 8 9 1 3 10 (A) Changes in risk are as against the Principal risks section of CCEP’s Integrated Report/ Annual Report on Form 20-F for the year ended 31 December 2020, as updated and supplemented in CCEP’s Results for the six months ended 2 July 2021 and COVID-19 update. 43 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Principal risk Definition and impact Key mitigation Change Link to strategy 1 Geodemographic Our business is vulnerable to a range of risks that may materialise and cause disruption. These include threats and risks such as impacts of war, physical attacks (e.g. terrorism), cyber terrorism and attacks on third parties, and supplier&#9;failure&#9;as&#9;well&#9;as&#9;natural&#9;hazards&#9;such&#9;as&#9;fire,&#9;flood,&#9;severe&#9;weather&#9;and&#9;pandemics.&#9;Working&#9;with&#9;teams&#9; across the business, we develop business continuity plans and resilience arrangements to ensure the delivery of our products and services no matter what the cause of disruption. This is to protect our people, our environment, our&#9;reputation&#9;and&#9;our&#9;overall&#9;financial&#9;condition.&#9;In&#9;some&#9;cases,&#9;such&#9;as&#9;the&#9;current&#9;COVID-19&#9;pandemic,&#9;health,&#9; economic and legal effects could have a direct or indirect impact on our ability to operate. – Continually updating our response to the situation and our people’s needs – Customers: working closely with suppliers, partners and TCCC to ensure we best serve our customers and respond to their needs – Communities: working closely with TCCC to support our communities – Governance: strong frameworks, business continuity plans, incident management teams, strategic business continuity scenario testing, risk reassessments used in business planning, increased frequency of reviews with country leadership teams, Board and TCCC incorporating learnings from the Coca-Cola system – Effective management of liquidity, costs and discretionary spend – Operational, technology and strategic resilience towers developed as part of our newly created business continuity and resilience strategy to enable further resilience and risk mitigation for CCEP – Training and awareness to build BCR capabilities throughout CCEP to improve buy in and skills when it comes to preparing for and responding to incidents – Business impact analysis (BIA) to analyse and identify critical people (roles), property, technology, equipment and suppliers (value chain) across CCEP and their associated maximum acceptable outages, recovery time objectives and recovery point objectives – Scenario planning exercise with stakeholders across facilities and functions to determine scenarios that could lead&#9;to&#9;the&#9;unavailability&#9;of&#9;critical&#9;dependencies&#9;identified&#9;in&#9;the&#9;BIA&#9;and&#9;the&#9;associated&#9;impacts&#9;if&#9;the&#9; scenarios were to occur – BCP&#9;development&#9;with&#9;colleagues&#9;across&#9;the&#9;business&#9;to&#9;mitigate&#9;risks&#9;identified&#9;during&#9;the&#9;BIA,&#9;scenario&#9; planning and risk assessment and having them available to use in following waves – Risk&#9;assessments&#9;to&#9;identify&#9;the&#9;likelihood&#9;and&#9;impact&#9;of&#9;identified&#9;scenarios&#9;occurring,&#9;enabling&#9;BCPs&#9;to&#9;be&#9; developed in a targeted, meaningful way – Testing and exercising to validate BCPs are effective, giving teams capabilities to respond to incidents that may occur, through table top and live simulated exercises with stakeholders across CCEP, within sites and functions 2 Packaging Due to our concerns, and those of our stakeholders, about the environmental impacts of litter and GHG emissions, our packaging (especially single use plastic packaging) is under increasing scrutiny from regulators, consumers, customers, and NGOs. As a result, we may have to change our packaging strategy and mix over both the short and long term. This could result in a reduction in the use of single use plastic packaging and the introduction of new pack formats such as dispensed and reusable packaging, and we may be liable for increased costs related to the design, collection, recycling and littering of our packaging. We may be unable to respond in a cost effective manner and our reputation may be adversely impacted. – Continued sustainability action plan focused on packaging, including our commitments to: – Ensure that 100% of our primary packaging is recyclable or reusable – Drive higher collection rates, aiming to ensure that 100% of our packaging is collected for reuse or recycling – Ensure that by 2025 at least half of the material we use for our PET bottles comes from recycled plastic, aspiring to achieve 100% by 2030 – Invest in rPET infrastructure to help secure access to recycled material where needed – Work with TCCC to explore alternative sources of rPET and innovative new packaging materials – Work with TCCC to encourage consumers to recycle their packaging using existing collection infrastructure – Cross functional SPO with a dedicated focus on packaging collection and to ensure all sustainable packaging strategies are implemented on time – Support for well designed DRS across our markets as a route to 100% collection and increased availability of rPET – Support the establishment and management of Packaging Recovery Organisations (PROs) to deliver 100% collection in countries where no formal legislated collection structure exists for beverage packaging – Work to expand delivery mechanisms that do not rely on single use packaging, for example reusable packaging and dispensed delivery – Investment in depolymerisation recycling technology – We continue to develop the business models for packageless solutions (such as Freestyle) to provide an alternative offering for customers who do not want to use packaging – We also continue to develop the business models for reusable packaging to provide an alternative offering for customers who want fully circular alternatives to single use packaging – Increase&#9;use&#9;of&#9;recycled&#9;content&#9;in&#9;films – Moving from hard to recycle plastic shrink to sustainable board for multi packs Table 1(A) The table below shows our principal risks Link to strategy: Accelerate competitiveness Future ready culture Digital future Green future Principal risks CONTINUED (A) Changes in risk are as against the Principal risks section of CCEP’s Integrated Report/Annual Report on Form 20-F for the year ended 31 December 2020, as updated and supplemented in CCEP’s Results for the six months ended 2 July 2021 and COVID-19 update. 44 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Principal risk Definition and impact Key mitigation Change Link to strategy 3 Cyber and social engineering attacks and IT infrastructure We rely on a complex IT landscape, using both internal and external systems, including some systems that are outside our direct control where employees work from home. These systems are potentially vulnerable to adversarial&#9;and&#9;accidental&#9;security&#9;and&#9;cyber&#9;threats,&#9;and&#9;user&#9;behaviour.&#9;This&#9;threat&#9;profile&#9;is&#9;dynamically&#9; changing, including as a result of the COVID-19 pandemic, as potential attackers’ skills and tools advance. This exposes&#9;us&#9;to&#9;the&#9;risk&#9;of&#9;unauthorised&#9;data&#9;access,&#9;compromised&#9;data&#9;accuracy&#9;and&#9;confidentiality,&#9;the&#9;loss&#9;of&#9; system&#9;operation&#9;or&#9;fraud.&#9;As&#9;a&#9;result,&#9;we&#9;could&#9;experience&#9;disruption&#9;to&#9;operations,&#9;financial&#9;loss,&#9;regulatory&#9; intervention, or damage to our reputation. – Proactive monitoring of cyber threats and implementing preventive measures – Business awareness and training on information security and data privacy – Business continuity and disaster recovery programmes – A programme to identify and resolve vulnerabilities – Third party risk assessments – Corporate security business intelligence – Appropriate investment in updating systems – Hardware lifecycle process in place – Regular internal and external testing of our security controls (red teaming, pentesting) – Global Security Operations Centre, operated 24/7 – Executive Team and Board of Directors are actively engaged in the cyber strategy process 4 Economic and political conditions Our industry is sensitive to economic conditions such as commodity and currency price volatility, short-term interest&#9;rate&#9;volatility&#9;and&#9;inflation&#9;changes&#9;and&#9;expectations,&#9;political&#9;instability,&#9;low&#9;consumer&#9;confidence,&#9; lack of liquidity and funding resources, widening of credit risk premiums, unemployment and the impact of war, the widespread outbreak of infectious disease such as COVID-19. This exposes us to the risk of an adverse impact on CCEP and our consumers, driving a reduction of spend within our category or a change in consumption channels and packs. As a result, we could experience reduced demand for our products, fail to meet our growth priorities and our reputation could be adversely impacted. Adverse economic conditions could also lead to increased&#9;volatility,&#9;inflation,&#9;energy&#9;and&#9;commodity&#9;cost,&#9;customer&#9;and&#9;supplier&#9;delinquencies&#9;and&#9;bankruptcies,&#9; while restrictions on the movement of goods in response to economic, political or other conditions, such as COVID-19, could affect our supply chain. – Diversified&#9;product&#9;portfolio&#9;and&#9;the&#9;geographic&#9;diversity&#9;of&#9;our&#9;operations&#9;assist&#9;in&#9;mitigating&#9;our&#9;exposure&#9;to&#9; any localised economic risk – Our&#9;flexible&#9;business&#9;model&#9;allows&#9;us&#9;to&#9;adapt&#9;our&#9;portfolio&#9;to&#9;suit&#9;our&#9;customers’&#9;changing&#9;needs&#9;during&#9; economic downturns – We&#9;regularly&#9;review&#9;our&#9;business&#9;results&#9;and&#9;cash&#9;flows&#9;and,&#9;where&#9;necessary,&#9;rebalance&#9;capital&#9;investments – Macro economic and political developments continue to be closely monitored to ensure that business is prepared to manage emerging situations – Monitoring of societal developments – We&#9;have&#9;a&#9;very&#9;robust&#9;and&#9;forward-looking&#9;hedging&#9;policy&#9;for&#9;managing&#9;the&#9;financial&#9;risks&#9;like&#9;Fx,&#9;commodity&#9; and interest rate risks 5 Market Our success in the market depends on a number of factors. These include actions taken by our competitors, route to market, our ability to build strong customer relationships and create value together (which could be affected by customer consolidation, buying groups, and the changing customer landscape) and government actions, including those introduced as a result of COVID-19 such as social distancing, the forced closure of some of our customer channels, restricted tourism and restrictions on large gatherings. This exposes us to the risk that market forces may limit our ability to execute our business plans effectively. As a result, it may be more challenging to expand margins, increase market share, or negotiate with customers effectively, and COVID-19 may also further adversely impact the market in previously unforeseen ways. – Shopper insights and price elasticity assessments – Pack and product innovation – Promotional strategy – Commercial policy – Collaborative category planning with customers – Growth centric customer investment policies – Business development plans aligned with our customers – Diversification&#9;of&#9;portfolio&#9;and&#9;customer&#9;base – Realistic budgeting routines and targets – Investment in key account development and category planning – Continuous evaluation and updating of mitigation plans – Responded to COVID-19 by developing and investing in routes to market, for example, online channel, so our products remain available to consumers 6 Legal, regulatory and tax Our daily operations are subject to a broad range of regulations at EU and national level. These include regulations covering manufacturing, the use of certain ingredients, packaging, labelling requirements, and the distribution and sale of our products. This exposes us to the risk of legal, regulatory or tax changes that may adversely impact our business. As a result, we could face new or higher taxes, higher labour and other costs, stricter sales and marketing controls, or punitive or other actions from regulators or legislative bodies that negatively&#9;impact&#9;our&#9;financial&#9;results,&#9;business&#9;performance&#9;or&#9;licence&#9;to&#9;operate.&#9;COVID-19&#9;has&#9;resulted&#9;in&#9; both short-term and long-term changes to legislation and regulation. It may also lead to future increases in taxes to&#9;finance&#9;the&#9;cost&#9;of&#9;government&#9;responses&#9;to&#9;COVID-19.&#9;In&#9;addition&#9;to&#9;the&#9;changes&#9;that&#9;took&#9;immediate&#9;effect&#9; from 11pm GMT on 31 December 2020, we expect Brexit could, over time, lead to increased diversity of regulation and&#9;consequent&#9;costs&#9;of&#9;compliance&#9;including&#9;inability&#9;to&#9;or&#9;difficulties&#9;in&#9;standardising&#9;product&#9;and&#9;process&#9; between the UK and CCEP’s other markets. – Continuous monitoring of new or changing regulations and appropriate implementation – Dialogue with government representatives and input to public consultations on new or changing regulations – Effective compliance programmes and training for employees – Measures set out elsewhere in this table in relation to legal, regulatory and tax changes with respect to any of the other principal risks, and in particular in relation to packaging, perceived health impact of our beverages and ingredients, and changing consumer preferences – Increasing&#9;recycled&#9;content&#9;level&#9;in&#9;specific&#9;countries&#9;to&#9;mitigate&#9;tax&#9;impact Principal risks CONTINUED 45 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Principal risk Definition and impact Key mitigation Change Link to strategy 7 Climate change and water Political&#9;and&#9;scientific&#9;consensus&#9;indicates&#9;that&#9;increased&#9;concentrations&#9;of&#9;carbon&#9;dioxide&#9;and&#9;other&#9;GHGs&#9;are&#9; causing climate change and exacerbating water scarcity. Such GHG emissions occur across our entire value chain including our production facilities, cold drink equipment and transportation. GHG emissions also occur as a result of the packaging we use and ingredients we rely on. Our ingredients and production facilities also rely heavily on the availability of water. This exposes us to the risk of negative impacts related to our ability to produce or distribute our products, or the availability and price of agricultural ingredients and raw materials as a result of increased water scarcity. Failure to address these risks may cause damage to our corporate reputation or investor confidence,&#9;a&#9;reduction&#9;in&#9;consumer&#9;acceptance&#9;of&#9;our&#9;products&#9;and&#9;potential&#9;disruption&#9;to&#9;our&#9;operations. – Set science based carbon reduction targets for our core business operations and our value chain – Carbon reduction plans for our production facilities, distribution and CDE – Supplier carbon footprint reduction programme launched in support of CCEP’s 2040 net zero ambition with focus on suppliers setting SBTi targets and using 100% renewable electricity by 2023 – Transition to 100% renewable electricity across our own operation – External policy leadership and advocacy to support a transition to a low-carbon economy – Life cycle analysis to assess carbon footprint of packaging formats – Use of recycled materials for our packaging, which have a lower carbon footprint – SVAs to protect future sustainability of local water sources and FAWVA and water management plans – Supplier engagement on carbon reduction and sustainable water use – Assessment on climate-related risks and future climate scenario planning – Comprehensive disclosure of GHG emissions across our value chain in line with GHG Protocol – Water scarcity simulation test and exercise of IMTs to ensure an appropriate response to water related incidents 8 Perceived health impact of our beverages and ingredients, and changing consumer buying trends We make and distribute products containing sugar and alternative sweeteners. Healthy lifestyle campaigns, increased media scrutiny and social media have led to an increasingly negative perception of these ingredients among consumers. This exposes us to the risk that we will be unable to evolve our product and packaging choices quickly enough to satisfy changes in consumer preferences. We will also face new pressure from the EU Commission with the Farm to Fork Strategy, at the heart of the European Green Deal, aiming to make food systems fair, healthy and environmentally friendly. As a result, we could experience sustained decline in sales volume,&#9;which&#9;could&#9;impact&#9;our&#9;financial&#9;results&#9;and&#9;business&#9;performance. – Reducing the sugar content of our soft drinks, through product and pack innovation and reformulation managing our product mix to increase low and no calorie products – Making it easier for consumers to cut down on sugar by providing straightforward product information and smaller pack sizes – EU wide soft drink industry calorie reduction commitment with the Union of European Soft Drinks Associations (UNESDA) – Adopting calorie and sugar reduction commitments at country level – Dialogue with government representatives, NGOs, local communities and customers – Employee communication and education – Responsible sales and marketing codes – Proactive introduction of colour coded front of pack guideline daily amount labelling as a fact based and non-discriminatory way of informing consumers in an understandable way – Encourage the European Commission to evaluate and develop EU harmonised guidance for nutritional labelling, to address potential unfair targeting of the sparkling soft drinks industry – Work with International Sweeteners Association to promote and protect the reputation of alternative sweeteners and, through UNESDA, working with the European food safety authority on their opinions that will inform EU and national government action 9 Competitiveness, business transformation and integration We are continuing our strategy of continuous improvement, which should enable us to remain competitive in the future. This includes technology transformation, supporting home working, improvements in our supply chain and in the way we work with our partners and franchisors, and our Acquisition of CCL and subsequent integration activities. This exposes us to the risk of ineffective coordination between BUs and central functions, change fatigue among our people and social unrest. As a result, we may not create the expected value from these initiatives or execute our business plans effectively. We may also experience damage to our reputation, a decline in our share price, industrial action and disruption of operations. – Regular competitiveness reviews ensuring effective steering, high visibility and quick decision making – Dedicated&#9;programme&#9;management&#9;office&#9;and&#9;effective&#9;project&#9;management&#9;methodology – Continuation of strong governance routines – Regular ELT and Board reviews and approvals of progress and issue resolution – Analysis and review of acquisition related activities such as integration and business performance risk indicators and capital allocation risk reviews – Building a performant and resilient workforce with priority focus on health and safety and mental wellbeing initiatives especially in the front lines roles &#7; See&#7;People&#7;and&#7;wellbeing&#7;principal&#7;risk&#7;for&#7;further&#7;details&#7;on&#7;pages 200–201 Principal risks CONTINUED 46 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Principal risk Definition and impact Key mitigation Change Link to strategy 10 People and wellbeing The advent of the COVID-19 pandemic is likely to result in a higher degree of mental health issues and higher absence rates for employees. There is growing awareness of stress related illness due to more demand and responsibility on employees, especially where restructuring takes place, which exposes us to the risk of long-term absence and a loss of production. Our response to these topics, the change in working conditions and the upcoming importance of “future of work” and&#9;“working&#9;flexibly”&#9;will&#9;affect&#9;the&#9;perception&#9;of&#9;CCEP&#9;as&#9;an&#9;employer&#9;and&#9;our&#9;ability&#9;to&#9;attract,&#9;retain&#9;and&#9; motivate existing and future employees. This exposes us to the risk of not having the right talent with the required technical skillset. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement, industrial action, suffer from reputational damage or litigation. – CCEP CoC – CCEP wide wellbeing network – Regular communication – External&#9;EAP&#9;support&#9;and&#9;internal&#9;wellbeing&#9;(mental&#9;health)&#9;first&#9;aiders – Flexible working – Working from home – Safety measures – Appropriate incentivisation – Talent reviews – Tools for employees to take ownership of careers – People related training and reskilling, risk assessments, action plans and compliance – Manager and employee wellbeing training – Wellbeing material available to managers and employees via CCEP platforms to support our employees – Human Rights Policy 11 Relationships with TCCC and other franchisors We conduct our business primarily under agreements with TCCC and other franchisors. This exposes us to the risk of misaligned incentives or strategy, particularly during periods of low category growth or crisis, such as COVID-19. As a result, TCCC or other franchisors could act adversely to our interests with respect to our business relationship. – Clear agreements govern the relationships – Incidence pricing agreement with TCCC – Aligned long range planning and annual business planning processes – Ongoing pan-European and local routines between CCEP and franchise partners – Increased frequency of meetings and maintenance of positive relationships at all levels – Regular contact and best practice sharing across the Coca-Cola system – Improve visibility and ways of working with TCCC 12 Product quality We produce a wide range of products, all of which must adhere to strict food safety requirements. This exposes us to the risk of failing to meet, or being perceived as failing to meet, the necessary standards, which could lead to compromised product quality. As a result, our brand reputation could be damaged and our products could become less popular with consumers. – TCCC standards and audits – Hygiene regimes at production facilities – Total quality management programme – Robust management systems – ISO&#9;certification – Internal governance audits – Quality monitoring programme – Customer and consumer monitoring and feedback – Incident management and crisis resolution – Every CCEP production facility has: – a hazard analysis critical control points assessment and mitigation plan in place – a quality monitoring plan based on risk and requirements – a food fraud vulnerability assessment and mitigation plan based on risk and requirements – a food defense threat assessment and mitigation plan based on risk and requirements Internal control procedures and risk management CCEP’s internal controls are designed to manage rather than eliminate risk, and aim to provide good but not absolute assurance against misstatement. The Board has overall responsibility for the Company’s system of internal controls and for reviewing its adequacy and effectiveness. To discharge its responsibility in a manner that complies with law and regulation and promotes effective&#9;and&#9;efficient&#9;operation,&#9;the&#9;Board&#9;has&#9;established&#9;clear&#9;operating&#9;procedures,&#9;lines&#9;of&#9;responsibility&#9;and&#9; delegated authority. The&#9;Audit&#9;Committee&#9;has&#9;specific&#9;responsibility&#9;for&#9;reviewing&#9;the&#9;internal&#9;control&#9;policies&#9;and&#9;procedures&#9;associated&#9; with&#9;the&#9;identification,&#9;assessment&#9;and&#9;reporting&#9;of&#9;risks&#9;to&#9;check&#9;they&#9;are&#9;adequate&#9;and&#9;effective. Our internal control processes include: – Board&#9;approval&#9;for&#9;significant&#9;projects,&#9;transaction&#9;and&#9;corporate&#9;actions – Either senior management or Board approval for all major expenditure at the appropriate stages of each transaction – Regular&#9;reporting&#9;covering&#9;both&#9;technical&#9;progress&#9;and&#9;our&#9;financial&#9;affairs – Board&#9;review,&#9;identification,&#9;evaluation&#9;and&#9;management&#9;of&#9;significant&#9;risks &#7; Read&#7;more&#7;about&#7;our&#7;approach&#7;to&#7;internal&#7;control and&#7;risk&#7;management&#7;in&#7;the&#7;audit&#7;committee&#7;report on pages 86–91 Principal risks CONTINUED 47 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

Viability statement The assessment considered the Group’s prospects related&#9;to&#9;revenue,&#9;operating&#9;profit,&#9;EBITDA&#9;and&#9;free&#9; cash&#9;flow.&#9;The&#9;Directors&#9;considered&#9;the&#9;maturity&#9;dates&#9; for the Group’s debt obligations and its access to public and private debt markets, including its committed multi currency credit facility. The Directors also carried out a robust review and analysis of the principal risks facing the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity. Stress testing was performed on a number of scenarios, including different estimates for operating income and free&#9;cash&#9;flow.&#9;Among&#9;other&#9;considerations,&#9;these&#9; scenarios incorporated the potential downside impact of the Group’s principal risks, including those related to: – Continued or new COVID-19 related restrictions and the impact on the AFH channel – Legal and regulatory intervention, including in relation to plastic packaging – Risk of cyber and social engineering attacks – Adverse changes in relationships with large customers – Severe weather events In accordance with provision 31 of the 2018 UK Corporate Governance Code (the UKCGC), the Directors have assessed the prospects for the Group. The Directors have made this assessment over a period of three years, which corresponds to the Group’s planning cycle. Based&#9;on&#9;the&#9;Group’s&#9;current&#9;financial&#9;position,&#9;stable&#9; cash generation and access to liquidity, the Directors concluded that the Group is well positioned to manage principal risks and potential downside impacts of such risks materialising, to ensure solvency and liquidity over the assessment period. From a qualitative perspective, the Directors also took into consideration the Group’s past experience of managing through adverse conditions and the Group’s strong relationship and position within the Coca-Cola system. The Directors considered the extreme measures the Group could take in the event of a crisis, including decreasing or stopping non-essential capital investment, decreasing or stopping shareholder dividends, renegotiating commercial terms with customers and suppliers or selling non-essential assets. Based upon the assessment performed, the Directors confirm&#9;that&#9;they&#9;have&#9;a&#9;reasonable&#9;expectation&#9;the&#9; Group will be able to continue in operation and meet all liabilities as they fall due over the three year period covered by this assessment. 48 Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FStrategic Report

This&#9;Integrated&#9;Report&#9;contains&#9;a&#9;combination&#9;of&#9;financial&#9;and&#9; non-financial&#9;reporting&#9;throughout.&#9;As&#9;required&#9;by&#9;sections&#9;414CA&#9; and 414CB of the Companies Act 2006 (the Companies Act), the following&#9;non-financial&#9;information&#9;can&#9;be&#9;found&#9;in&#9;the&#9;pages&#9;of&#9; this Strategic Report stated in the table below. These pages contain, where appropriate, details of our policies and approach to each matter. Non-financial information Page(s) Environmental matters Action on climate on pages 23–26, Action on packaging on pages 27–28 and Action on water on pages 33–34 Employee matters Our stakeholders on pages 12–14 and Our people on pages 37–39 Social matters Action on society on pages 29–30 Human rights Operating with integrity on page 41 Anti-corruption and anti-bribery matters Operating with integrity on pages 40–41 Our business model What we do and how we do it on page 9 Risk and principal risks Principal risks on pages 42–47 and Risk factors on pages 195–202 Non-financial&#9;performance&#9;indicators Performance indicators on page 3 Non-financial information statement Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F49 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Business and financial review Our business CCEP&#9;is&#9;a&#9;leading&#9;consumer&#9;goods&#9;group&#9;in&#9;Western&#9;Europe&#9;and&#9;the&#9;Asia&#9;Pacific&#9;region,&#9;making,&#9;selling&#9;and&#9;distributing&#9; an extensive range of primarily non-alcoholic ready to drink beverages. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. On 10 May 2021, Coca-Cola European Partners plc (Legacy CCEP) acquired Coca-Cola Amatil Limited (referred to as CCL&#9;pre&#9;acquisition,&#9;and&#9;API&#9;post&#9;acquisition),&#9;and&#9;subsequently&#9;changed&#9;its&#9;name&#9;to&#9;Coca-Cola&#9;Europacific&#9;Partners&#9; plc (the Company, or Parent Company). CCL was one of the largest bottlers and distributors of ready to drink non- alcoholic&#9;and&#9;alcoholic&#9;beverages&#9;and&#9;coffee&#9;in&#9;the&#9;Asia&#9;Pacific&#9;region&#9;and&#9;was&#9;the&#9;authorised&#9;bottler&#9;and&#9;distributor&#9; of&#9;The&#9;Coca-Cola&#9;Company’s&#9;(TCCC)&#9;beverage&#9;brands&#9;in&#9;Australia,&#9;New&#9;Zealand&#9;and&#9;Pacific&#9;Islands,&#9;Indonesia&#9; and Papua New Guinea. In November 2020, CCEP and CCL entered into a binding Scheme Implementation Deed (the Scheme) for the acquisition of 69.2% of the entire existing issued share capital of CCL, which was held by shareholders other than TCCC. CCEP also entered into a Co-operation and Sale Deed with TCCC with respect to the acquisition of TCCC’s 30.8% interest in CCL (the Co-operation agreement), conditional upon the implementation of the Scheme.&#9;During&#9;the&#9;first&#9;half&#9;of&#9;2021,&#9;the&#9;Company&#9;acquired&#9;100%&#9;of&#9;the&#9;issued&#9;and&#9;outstanding&#9;shares&#9;of&#9;CCL. Shareholders other than TCCC received A$13.32 per share in cash, totalling cash consideration paid of A$6,673 million. TCCC received A$9.39 and A$10.57 per share for 10.8% and 20%, respectively, of the remaining CCL shares held by TCCC. Cash consideration paid to TCCC was A$893 million and USD1,046 million. The fair value of the consideration transferred at the acquisition date was €5,752 million. The Acquisition has allowed us to bring together two great companies. In doing so, we’ll be able to go further and faster in pursuing our shared vision for growth, through our consumer led portfolio, collaborative customer relationships and innovation to meet changing consumer needs. Note regarding the presentation of pro forma financial information and alternative performance measures Pro forma financial information Pro&#9;forma&#9;financial&#9;information&#9;has&#9;been&#9;provided&#9;in&#9;order&#9;to&#9;illustrate&#9;the&#9;effects&#9;of&#9;the&#9;acquisition&#9;of&#9;Coca-Cola&#9;Amatil&#9; Limited (referred to as CCL pre acquisition, API post acquisition) on the results of operations of CCEP and allow for greater&#9;comparability&#9;of&#9;the&#9;results&#9;of&#9;the&#9;combined&#9;group&#9;between&#9;periods.&#9;The&#9;pro&#9;forma&#9;financial&#9;information&#9;has&#9;been&#9; prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable, including assumptions as at 1 January 2021 and 1 January 2020 relating to acquisition accounting provisional fair values of API assets and liabilities which are assumed to&#9;be&#9;equivalent&#9;to&#9;those&#9;that&#9;have&#9;been&#9;provisionally&#9;determined&#9;as&#9;of&#9;the&#9;acquisition&#9;date&#9;and&#9;included&#9;in&#9;the&#9;financial&#9; statements for the year ended 31 December 2021, on a constant currency basis. The pro forma information also assumes&#9;the&#9;interest&#9;impact&#9;of&#9;additional&#9;debt&#9;financing&#9;reflecting&#9;the&#9;actual&#9;weighted&#9;average&#9;interest&#9;rate&#9;for&#9;acquisition&#9; financing&#9;of&#9;c.0.40%&#9;for&#9;all&#9;periods&#9;presented.&#9;Acquisition&#9;costs&#9;included&#9;in&#9;2020&#9;pro&#9;forma&#9;financial&#9;information&#9;are&#9; assumed to be equivalent to those incurred in 2021. The&#9;pro&#9;forma&#9;financial&#9;information&#9;does&#9;not&#9;intend&#9;to&#9;represent&#9;what&#9;CCEP’s&#9;results&#9;of&#9;operations&#9;actually&#9;would&#9;have&#9; been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results&#9;of&#9;operations&#9;for&#9;any&#9;future&#9;period&#9;or&#9;financial&#9;position&#9;at&#9;any&#9;future&#9;date.&#9;In&#9;addition,&#9;it&#9;does&#9;not&#9;reflect&#9;ongoing&#9; cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the pro forma financial&#9;information&#9;contained&#9;herein. Alternative performance measures We&#9;use&#9;certain&#9;alternative&#9;performance&#9;measures&#9;(non-GAAP&#9;performance&#9;measures)&#9;to&#9;make&#9;financial,&#9;operating&#9;and&#9; planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors&#9;and&#9;as&#9;such,&#9;where&#9;clearly&#9;identified,&#9;we&#9;have&#9;included&#9;certain&#9;alternative&#9;performance&#9;measures&#9;in&#9;this&#9; document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we&#9;have&#9;excluded&#9;items&#9;affecting&#9;the&#9;comparability&#9;of&#9;period-over-period&#9;financial&#9;performance&#9;as&#9;described&#9;below.&#9; The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures. For&#9;purposes&#9;of&#9;this&#9;document,&#9;the&#9;following&#9;terms&#9;are&#9;defined: ‘As reported’&#9;are&#9;results&#9;extracted&#9;from&#9;our&#9;consolidated&#9;financial&#9;statements. ‘Pro forma’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of the period presented, including acquisition accounting adjustments relating to provisional fair values. Pro forma also includes impact of&#9;the&#9;additional&#9;debt&#9;financing&#9;costs&#9;incurred&#9;by&#9;CCEP&#9;in&#9;connection&#9;with&#9;the&#9;Acquisition&#9;for&#9;all&#9;periods&#9;presented. ‘Comparable’&#9;is&#9;defined&#9;as&#9;results&#9;excluding&#9;items&#9;impacting&#9;comparability,&#9;which&#9;include&#9;restructuring&#9;charges,&#9; acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure&#9;of&#9;the&#9;GB&#9;defined&#9;benefit&#9;pension&#9;scheme,&#9;net&#9;costs&#9;related&#9;to&#9;European&#9;flooding&#9;and&#9;net&#9;tax&#9;items&#9;relating&#9;to&#9; rate and law changes. Comparable volume is also adjusted for selling days. ‘Pro forma comparable’&#9;is&#9;defined&#9;as&#9;the&#9;pro&#9;forma&#9;results&#9;excluding&#9;items&#9;impacting&#9;comparability,&#9;as&#9;described&#9;above.&#9; ‘Fx neutral’&#9;is&#9;defined&#9;as&#9;period&#9;results&#9;excluding&#9;the&#9;impact&#9;of&#9;foreign&#9;exchange&#9;rate&#9;changes.&#9;Foreign&#9;exchange&#9;impact&#9; is calculated by recasting current year results at prior year exchange rates. ‘Capex’ or ‘Capital expenditures’&#9;is&#9;defined&#9;as&#9;purchases&#9;of&#9;property,&#9;plant&#9;and&#9;equipment&#9;and&#9;capitalised&#9;software,&#9; plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash. ‘Free cash flow’&#9;is&#9;defined&#9;as&#9;net&#9;cash&#9;flows&#9;from&#9;operating&#9;activities&#9;less&#9;capital&#9;expenditures&#9;(as&#9;defined&#9;above)&#9;and&#9; interest&#9;paid.&#9;Free&#9;cash&#9;flow&#9;is&#9;used&#9;as&#9;a&#9;measure&#9;of&#9;the&#9;Group’s&#9;cash&#9;generation&#9;from&#9;operating&#9;activities,&#9;taking&#9;into&#9; account&#9;investments&#9;in&#9;property,&#9;plant&#9;and&#9;equipment&#9;and&#9;non-discretionary&#9;lease&#9;and&#9;interest&#9;payments.&#9;Free&#9;cash&#9;flow&#9; is&#9;not&#9;intended&#9;to&#9;represent&#9;residual&#9;cash&#9;flow&#9;available&#9;for&#9;discretionary&#9;expenditures. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F50 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Business and financial review CONTINUED ‘Adjusted EBITDA’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back&#9;items&#9;impacting&#9;the&#9;comparability&#9;of&#9;period&#9;over&#9;period&#9;financial&#9;performance.&#9;Adjusted&#9;EBITDA&#9;does&#9;not&#9;reflect&#9; cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does&#9;not&#9;reflect&#9;changes&#9;in,&#9;or&#9;cash&#9;requirements&#9;for,&#9;working&#9;capital&#9;needs,&#9;and&#9;although&#9;depreciation&#9;and&#9;amortisation&#9; are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA&#9;does&#9;not&#9;reflect&#9;cash&#9;requirements&#9;for&#9;such&#9;replacements.&#9; ‘Net Debt’&#9;is&#9;defined&#9;as&#9;the&#9;net&#9;of&#9;cash&#9;and&#9;cash&#9;equivalents&#9;and&#9;short-term&#9;investments&#9;less&#9;borrowings&#9;and&#9;adjusted&#9; for&#9;the&#9;fair&#9;value&#9;of&#9;hedging&#9;instruments&#9;related&#9;to&#9;borrowings&#9;and&#9;other&#9;financial&#9;assets/liabilities&#9;related&#9;to&#9;borrowings.&#9; We&#9;believe&#9;that&#9;reporting&#9;net&#9;debt&#9;is&#9;useful&#9;as&#9;it&#9;reflects&#9;a&#9;metric&#9;used&#9;by&#9;the&#9;Group&#9;to&#9;assess&#9;cash&#9;management&#9;and&#9; leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to&#9;analyse&#9;our&#9;operating&#9;performance&#9;in&#9;the&#9;context&#9;of&#9;targeted&#9;financial&#9;leverage. ‘ROIC’ or ‘Return on invested capital’&#9;is&#9;defined&#9;as&#9;comparable&#9;operating&#9;profit&#9;after&#9;tax&#9;attributable&#9;to&#9;shareholders&#9; divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. ROIC is&#9;used&#9;as&#9;a&#9;measure&#9;of&#9;capital&#9;efficiency&#9;and&#9;reflects&#9;how&#9;well&#9;the&#9;Group&#9;generates&#9;comparable&#9;operating&#9;profit&#9;relative&#9; to the capital invested in the business. ‘Dividend payout ratio’&#9;is&#9;defined&#9;as&#9;dividends&#9;as&#9;a&#9;proportion&#9;of&#9;comparable&#9;profit&#9;after&#9;tax. Unless otherwise stated, percent amounts are rounded to the nearest 0.5%. Key financial measures(A) Reported to Pro forma comparable Unaudited, Fx impact calculated by recasting current year results at prior year rates Year ended 31 December 2021 € millions % change vs prior year As reported Pro forma comparable Pro forma Fx impact As reported Pro forma comparable Pro forma Fx impact Pro forma comparable Fx neutral Revenue 13,763 14,819 240 30% 9.5% 2.0% 7.5% Cost of sales 8,677 9,222 149 26.5% 8.0% 2.0% 6.0% Operating expenses 3,570 3,711 54 22.0% 6.0% 1.5% 4.5% Operating&#9;profit 1,516 1,886 37 86.5% 26.0% 2.5% 23.5% Profit&#9;after&#9;taxes 988 1,369 27 98.5% 36.0% 2.5% 33.5% (A)&#9;See&#9;Supplementary&#9;financial&#9;information&#9;–&#9;Income&#9;Statement&#9;section&#9;for&#9;reconciliation&#9;of&#9;reported&#9;to&#9;comparable&#9;and&#9;reported&#9;to&#9;pro&#9;forma&#9;comparable&#9;results. Financial highlights During&#9;2021,&#9;we&#9;successfully&#9;acquired&#9;Coca-Cola&#9;Amatil,&#9;while&#9;delivering&#9;our&#9;growth&#9;objectives&#9;for&#9;revenue,&#9;profit,&#9;and&#9; diluted earnings per share. As we worked to integrate our business in 2021, solid top line recovery, value share gains, operating&#9;margin&#9;expansion&#9;and&#9;strong&#9;free&#9;cash&#9;flow&#9;generation&#9;demonstrated&#9;the&#9;resilience&#9;of&#9;our&#9;business&#9;in&#9;a&#9; challenging environment. These results were driven by our focus on core brands, in-market execution and effective revenue growth management initiatives. Additionally, 2021 was marked by a strong recovery following the impact of the&#9;pandemic&#9;on&#9;our&#9;business&#9;in&#9;2020.&#9;We&#9;grew&#9;volume&#9;and&#9;revenue&#9;per&#9;unit&#9;case,&#9;benefitted&#9;from&#9;ongoing&#9;efficiency&#9; programmes and continued to focus efforts on discretionary spend optimisation, successfully offsetting higher concentrate&#9;costs,&#9;commodity&#9;inflation&#9;and&#9;adverse&#9;cost&#9;of&#9;sales&#9;mix.&#9;This&#9;enabled&#9;us&#9;to&#9;continue&#9;to&#9;return&#9;cash&#9;to&#9; shareholders,&#9;as&#9;demonstrated&#9;by&#9;the&#9;dividend&#9;paid&#9;in&#9;December.&#9;The&#9;net&#9;impact&#9;of&#9;the&#9;Acquisition&#9;on&#9;our&#9;key&#9;financial&#9; measures can be summarised as follows: – Reported revenue totalled €13.8 billion, up 30.0% on a reported basis and 7.5% on a pro forma comparable and Fx neutral basis – Volume increased 23.0% on a reported basis. Pro forma comparable volume increased 4.5% and pro forma comparable and Fx neutral revenue per unit case increased 3.0% – Reported&#9;operating&#9;profit&#9;was&#9;€1.5&#9;billion,&#9;up&#9;86.5%.&#9;Pro&#9;forma&#9;comparable&#9;operating&#9;profit&#9;was&#9;€1.9&#9;billion,&#9; up 26.0%, or up 23.5% on a pro forma comparable and Fx neutral basis – Reported diluted earnings per share were €2.15 or €2.83, up 57%, on a comparable basis(A) – Net&#9;cash&#9;flows&#9;from&#9;operating&#9;activities&#9;were&#9;€2.1&#9;billion.&#9;Full&#9;year&#9;free&#9;cash&#9;flow(B) was €1.5 billion (A)&#9;See&#9;Supplementary&#9;financial&#9;information&#9;–&#9;Income&#9;Statement&#9;section&#9;for&#9;reconciliation&#9;of&#9;reported&#9;to&#9;comparable&#9;results. (B)&#9;See&#9;Liquidity&#9;and&#9;capital&#9;management&#9;section&#9;for&#9;a&#9;reconciliation&#9;between&#9;net&#9;cash&#9;flows&#9;from&#9;operating&#9;activities&#9;and&#9;free&#9;cash&#9;flow. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F51 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Business and financial review CONTINUED Operational review Revenue Revenue totalled €13.8 billion, up 30% versus prior year on a reported basis, and 28.0% on an Fx neutral basis, driven by the inclusion of API in 2021. Pro forma comparable revenue was €14.8 billion, up 9.5% vs prior year, or up 7.5% on a pro forma comparable and Fx neutral basis. Revenue per unit case increased by 3.0% in 2021, on a pro forma comparable and Fx neutral basis. Volume increased 4.5% on a pro forma comparable basis. Revenue(A) In millions of € Year ended 31 December 2021 As reported Pro forma comparable Reported % change Fx neutral % change Pro forma comparable % change Pro forma Fx neutral % change Revenue 11,584 11,584 9.0% 8.0% 9.0% 8.0% API 2,179 3,235 n/a n/a 10.5% 7.0% Total CCEP 13,763 14,819 30.0% 28.0% 9.5% 7.5% (A)&#9;See&#9;Supplementary&#9;financial&#9;information&#9;–&#9;Income&#9;Statement&#9;section&#9;for&#9;reconciliation&#9;of&#9;reported&#9;to&#9;comparable&#9;and&#9;reported&#9;to&#9;pro&#9;forma&#9;comparable&#9;results. Comparable volume – selling day shift In millions of unit cases, prior period volume recast using current year selling days(A) Year ended 31 December 2021 31 December 2020 % change Volume 2,804 2,277 23% Impact of selling day shift n/a (7) n/a Comparable volume – selling day shift adjusted 2,804 2,270 23.5% Pro forma impact API 215 616 n/a Pro forma comparable volume 3,019 2,886 4.5% (A) A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. Volumes were up 23.0% on a reported basis and 23.5% on a comparable basis, driven by the inclusion of API in 2021. Pro&#9;forma&#9;comparable&#9;volume&#9;was&#9;up&#9;4.5%&#9;versus&#9;2020.&#9;This&#9;reflects&#9;the&#9;reopening&#9;of&#9;the&#9;away&#9;from&#9;home&#9;channel&#9; and&#9;increased&#9;consumer&#9;mobility&#9;given&#9;the&#9;easing&#9;of&#9;restrictions&#9;across&#9;most&#9;of&#9;our&#9;markets.&#9;The&#9;most&#9;significant&#9;impact&#9; was in the away from home channel where pro forma comparable volumes increased by 10.0% compared to 2020. We experienced&#9;improvement&#9;in&#9;volumes&#9;reflecting&#9;fewer&#9;restrictions&#9;and&#9;the&#9;recovery&#9;of&#9;immediate&#9;consumption&#9;packages,&#9; although the Omicron variant slowed the recovery during the fourth quarter of 2021 with restrictions reintroduced in some markets. Trading in the home channel was stable throughout the year with full year pro forma comparable volume growth of 1.5%, driven by growth in the online channel as well our continued revenue growth management initiatives. From a package perspective, immediate consumption grew across both channels in Europe with volumes up 17.0%. The volume of future consumption packs such as large PET and multipack cans grew during the year, particularly in the home channel. Year ended Pro forma comparable volume by category 31 December 2021 % of total 31 December 2020 % of total % change Sparkling 84.5% 84.5% 4.5% Coca-Cola™ 59.0% 60.0% 3.5% Flavours, mixers and energy 25.5% 24.5% 7.0% Stills 15.5% 15.5% 5.0% Hydration 7.5% 8.0% – RTD tea, RTD coffee, juices and other(A) 8.0% 7.5% 10.0% Total 100.0% 100.0% 4.5% (A) RTD refers to Ready to Drink; Other includes Alcohol and Coffee. On a brand category basis in 2021, Coca-Cola trademark volume increased by 3.5% versus 2020 on a pro forma comparable&#9;basis.&#9;This&#9;increase&#9;reflected&#9;the&#9;growth&#9;in&#9;Coca-Cola&#9;Original&#9;Taste&#9;and&#9;Lights&#9;driven&#9;by&#9;the&#9;continued&#9; rebound of the away from home channel and strong performance of Coca-Cola Zero Sugar, with volumes ahead of both 2020 (up 8.5%) and 2019 (up 11.5%) supported by our new look, new taste launch. Flavours, mixers and energy volume increased by 7.0% versus 2020 on a pro forma comparable basis. Energy volumes were&#9;up&#9;21.5%&#9;versus&#9;2020,&#9;or&#9;35.5%&#9;versus&#9;2019,&#9;reflecting&#9;solid&#9;distribution&#9;in&#9;both&#9;channels&#9;and&#9;strong&#9;innovation.&#9; Schweppes Mixers volume increased by 1.5% versus 2019. Fanta grew volume driven by the continued rebound of the away from home channel. Hydration&#9;volume&#9;was&#9;flat&#9;versus&#9;2020&#9;on&#9;a&#9;pro&#9;forma&#9;comparable&#9;basis.&#9;This&#9;reflects&#9;the&#9;delisting&#9;of&#9;some&#9;PET&#9;waters&#9; in Germany, offset by the growth of Sports category brands in API. RTD teas, RTD coffees, juices and other drinks volume increased by 10.0% versus 2020 on a pro forma comparable basis.&#9;Juice&#9;drinks&#9;grew&#9;volume&#9;reflecting&#9;the&#9;continued&#9;rebound&#9;of&#9;the&#9;away&#9;from&#9;home&#9;channel.&#9;Capri-Sun&#9;volume&#9; increased&#9;by&#9;16.5%&#9;versus&#9;2019,&#9;reflecting&#9;solid&#9;growth&#9;in&#9;France&#9;and&#9;Great&#9;Britain.&#9;Fuze&#9;Tea&#9;volumes&#9;were&#9;up&#9;9.5%&#9; versus 2019 and the brand continues to grow value share in Europe. Alcohol delivered strong growth in Australia driven by spirits and ready to drink beverages, with volumes up 5.0% versus 2019. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F52 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Business and financial review CONTINUED Revenue by segment: Europe Revenue Europe In millions of €, except per case data which is calculated prior to rounding. Fx impact calculated by recasting current year results at prior year rates Year ended 31 December 2021 31 December 2020 % change As reported 11,584 10,606 9.0% Adjust: Impact of Fx charges (132) n/a – Fx neutral 11,452 10,606 8.0% Revenue per unit case 4.81 4.66 3.5% Revenue in Europe totalled €11.6 billion, up 9.0% versus prior year on a reported basis, and 8.0% on an Fx neutral basis. Revenue&#9;per&#9;unit&#9;case&#9;in&#9;Europe&#9;increased&#9;by&#9;3.5%&#9;in&#9;2021,&#9;on&#9;a&#9;comparable&#9;and&#9;Fx&#9;neutral&#9;basis,&#9;reflecting&#9;positive&#9; package and channel mix driven by the improvement in away from home volume and growth in immediate consumptions packages, alongside favourable price and brand mix. Revenue by geography In millions of € Year ended 31 December 2021 As reported Reported % change Fx neutral % change Great Britain 2,613 18.5% 14.0% Germany 2,335 3.0% 3.0% Iberia(A) 2,495 15.0% 15.0% France(B) 1,813 6.0% 6.0% Belgium/Luxembourg 926 4.0% 4.0% Netherlands 557 5.5% 5.5% Norway 391 (7.5)% (12.5)% Sweden 375 11.5% 7.5% Iceland 79 13.0% 10.0% Total Europe 11,584 9.0% 8.0% (A) Iberia refers to Spain, Portugal and Andorra. (B) France refers to continental France and Monaco. Reported revenue in Great Britain was up 18.5% versus 2020. Foreign exchange translation positively impacted revenue growth by 4.5%. The additional increase in revenue was mainly driven by the continued recovery of the away from home channel, as well as increased domestic tourism and cycling soft comparables. The home channel showed solid performance versus 2020. Coca-Cola trademark, Fanta and Monster grew volumes ahead of 2019. Additionally, revenue per case growth was driven by favorable underlying price, alongside positive mix led by the growth in immediate consumption packages, including growth of 39.5% in small glass and 25.0% small PET. Reported revenue in Germany was up 3.0% versus 2020. Volume was impacted mainly by adverse weather in the third quarter and varying levels of restrictions within HoReCa(A) throughout the year, slowing the overall recovery of the away from home channel. The home channel saw continued growth versus prior year. Coca-Cola Zero Sugar and Fuze Tea grew volume, both above 2019 levels. Additionally, revenue per case growth was driven by positive brand mix from Monster and the delisting of some PET waters, as well as favourable underlying price and positive package mix. On a territory basis in 2021, reported revenue in Iberia was up 15.0% versus 2020. This was mainly driven by an increase in volume due to fewer restrictions and the cycling of soft comparables. Performance saw a strong rebound in the away from home channel, although the Omicron variant slowed the recovery in the fourth quarter as restrictions in HoReCa(A) were reintroduced. This volume increase was partly offset by lower international tourism and an increase of the Spanish VAT rate within the home channel. Coca-Cola Zero Sugar and Monster grew volume, both above 2019 levels. Additionally, revenue per case growth was positively impacted by package and channel mix given the ongoing recovery of the away from home channel in addition to favourable underlying price. Reported revenue in France was up 6.0% versus 2020. This was mainly driven by an increase in volume due to fewer restrictions and the cycling of soft comparables. The away from home channel recorded a strong rebound, and the home channel showed a continued volume increase led by the growth in immediate consumption packages. Coca-Cola Zero Sugar and Monster continued to grow volume, both above 2019 levels. Additionally, revenue per case growth was supported by positive customer and package mix led by the recovery of the away from home channel as well as increased consumer mobility, including growth of 14.5% in small glass and 22.0% small PET. Reported revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) was up 3.5% versus 2020. Foreign exchange translation positively impacted revenue growth by 1.5%. The additional increase in revenue was mainly driven by fewer restrictions in the away from home channel in the fourth quarter,&#9;partially&#9;offset&#9;by&#9;adverse&#9;weather&#9;in&#9;the&#9;third&#9;quarter,&#9;including&#9;the&#9;impact&#9;of&#9;flooding&#9;in&#9;Belgium&#9;in&#9;July.&#9; Coca-Cola Zero Sugar, Monster and Capri-Sun grew volume above 2019 levels. Additionally, revenue per case declined as a result of changes to Norwegian soft drink taxes, offsetting positive package and brand mix, alongside favourable underlying price. (A) HoReCa = hotels, restaurants and cafes. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F53 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Business and financial review CONTINUED Revenue by segment: API Pro forma revenue API(A) In millions of €, except per case data which is calculated prior to rounding. Fx impact calculated by recasting current year results at prior year rates Year ended 31 December 2021 31 December 2020 % change As reported and comparable 2,179 – n/a Ads: Pro forma adjustments API 1,056 2,929 – Pro forma comparable 3,235 2,929 10.5% Adjust: Impact of Fx changes (108) n/a – Pro forma comparable and Fx neutral 3,127 2,929 7.0% Pro forma revenue per unit case 4.88 4.74 3.0% (A)&#9;See&#9;Supplementary&#9;financial&#9;information&#9;–&#9;Income&#9;Statement&#9;section&#9;for&#9;reconciliation&#9;of&#9;reported&#9;to&#9;comparable&#9;and&#9;reported&#9;to&#9;pro&#9;forma&#9;comparable&#9;results. Revenue in API totalled €2.2 billion on a reported basis. Pro forma comparable revenue was €3.2 billion, up 10.5% vs prior year, or up 7.0% on a pro forma comparable and Fx neutral basis. Revenue per unit case increased by 3.0% in 2021, on a pro forma comparable and Fx neutral basis. Volume increased 4.0% on a pro forma comparable basis driven by the reopening of the away from home channel and increased consumer mobility given the easing of restrictions across most of our API markets. Pro forma revenue by geography(A) In millions of € Full year ended 31 December 2021 Reported Pro forma comparable Pro forma comparable % change Pro forma Fx neutral % change Australia 1,359 2,028 11.0% 5.5% New&#9;Zealand&#9;and&#9;Pacific&#9;Islands 377 555 12.5% 7.5% Indonesia and Papua New Guinea 443 652 7.5% 10.0% Total API 2,179 3,235 10.5% 7.0% (A)&#9;See&#9;Supplementary&#9;financial&#9;information&#9;–&#9;Income&#9;Statement&#9;section&#9;for&#9;reconciliation&#9;of&#9;reported&#9;to&#9;comparable&#9;and&#9;reported&#9;to&#9;pro&#9;forma&#9;comparable&#9;results. Revenue&#9;in&#9;the&#9;Australia,&#9;Pacific&#9;and&#9;Indonesian&#9;territories&#9;(Australia,&#9;New&#9;Zealand&#9;and&#9;Pacific&#9;Islands,&#9;Indonesia&#9;and&#9; Papua New Guinea) was up 10.5% versus 2020 on a pro forma comparable basis. Foreign exchange translation positively impacted revenue growth by 3.5%. The additional increase in revenue was mainly driven by the continued recovery of the away from home channel in all markets and solid performance in the home channel. Coca-Cola No Sugar grew volume in Australia. Monster continued to grow in all markets. Additionally, revenue per case increased on a pro forma comparable and Fx neutral basis, as a result of positive package and brand mix, lower promotions in Australia and underlying favourable price. Cost of sales Reported cost of sales totalled €8.7 billion, up 26.5% versus prior year on a reported basis, and 24.5% on a comparable Fx neutral basis, driven by the inclusion of API in 2021. Pro forma comparable cost of sales was €9.2 billion, up 8.0% vs prior year, or up 6.0% on a pro forma comparable and Fx neutral basis driven in part by volume growth. Cost of sales per unit case increased by 1.5% on a pro forma comparable and Fx neutral basis. Pro forma Cost of sales(A) In millions of €, except per case data which is calculated prior to rounding. Fx impact calculated by recasting current year results at prior year rates Year ended 31 December 2021 31 December 2020 % change As reported 8,677 6,871 26.5% Add: Pro forma adjustments API 616 1,737 Adjust: Transaction accounting adjustments – 57 n/a Adjust: Total items impacting comparability (71) (118) Pro forma comparable 9,222 8,547 8.0% Adjust: Impact of Fx changes (149) n/a n/a Pro forma comparable and Fx neutral 9,073 8,547 6.0% Cost of sales per unit case 3.00 2.95 1.5% (A)&#9;See&#9;Supplementary&#9;financial&#9;information&#9;–&#9;Income&#9;Statement&#9;section&#9;for&#9;reconciliation&#9;of&#9;reported&#9;to&#9;comparable&#9;and&#9;reported&#9;to&#9;pro&#9;forma&#9;comparable&#9;results. Cost of sales in Europe increased in part due to higher volume, which grew 5.0% versus 2020 on a comparable basis. Cost&#9;of&#9;sales&#9;per&#9;unit&#9;case&#9;increased&#9;as&#9;well,&#9;reflecting&#9;increased&#9;revenue&#9;per&#9;unit&#9;case&#9;driving&#9;higher&#9;concentrate&#9;costs.&#9; Commodities have been adverse driven by higher aluminium and PET prices, though solid hedge coverage throughout the year provided protection from some of the market volatility. Mix was adverse driven mainly by strong volume growth in&#9;energy&#9;and&#9;cans,&#9;partially&#9;offset&#9;by&#9;the&#9;favourable&#9;recovery&#9;of&#9;fixed&#9;manufacturing&#9;costs&#9;given&#9;higher&#9;volumes. Cost&#9;of&#9;sales&#9;in&#9;API&#9;also&#9;increased&#9;reflecting&#9;higher&#9;volume,&#9;which&#9;grew&#9;4.0%&#9;versus&#9;2020&#9;on&#9;a&#9;pro&#9;forma&#9;comparable&#9; basis. Operating leverage as well as continued efforts in managing production and logistics costs, offsetting increased labour and fuel costs, resulted in a cost per unit case improvement vs 2020. Throughout the year, efforts were made to navigate&#9;significant&#9;global&#9;supply&#9;chain&#9;disruptions,&#9;which&#9;resulted&#9;in&#9;shipping&#9;delays,&#9;pallet&#9;shortages&#9;and&#9;upward&#9; pressure on freight costs. Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F54 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Operating expenses Reported operating expenses totalled €3.6 billion, up 22.0% versus prior year on a reported basis, and 28.5% on a comparable and Fx neutral basis, driven by the inclusion of API in 2021. Pro forma comparable operating expenses were €3.7 billion, up 6.0% vs prior year, or up 4.5% on a pro forma comparable and Fx neutral basis. Pro forma Operating expenses(A) In millions of €. Fx impact calculated by recasting current year results at prior year rates Year ended 31 December 2021 31 December 2020 % change As reported 3,570 2,922 22.0% Add: Pro forma adjustments API 323 1,022 Adjust: Transaction accounting adjustments 68 130 n/a Adjust: Total items impacting comparability (250) (581) Pro forma comparable 3,711 3,493 6.0% Adjust: Impact of Fx changes (54) n/a n/a Pro forma comparable and Fx neutral 3,657 3,493 4.5% (A)&#9;See&#9;Supplementary&#9;financial&#9;information&#9;–&#9;Income&#9;Statement&#9;section&#9;for&#9;reconciliation&#9;of&#9;reported&#9;to&#9;comparable&#9;and&#9;reported&#9;to&#9;pro&#9;forma&#9;comparable&#9;results. Approximately one third of operating expenses are variable in nature. Comparable operating expenses in Europe increased&#9;as&#9;volumes&#9;grew,&#9;reflecting&#9;the&#9;reopening&#9;of&#9;the&#9;away&#9;from&#9;home&#9;channel&#9;and&#9;increased&#9;consumer&#9;mobility&#9; given the easing of restrictions. To support our customers and the pandemic recovery, we made focused investments in&#9;trade&#9;marketing&#9;expenses&#9;(TME).&#9;Our&#9;business&#9;also&#9;experienced&#9;upward&#9;inflationary&#9;pressures&#9;in&#9;areas&#9;such&#9;as&#9; labour and haulage. Continuing&#9;efforts&#9;on&#9;discretionary&#9;spend&#9;optimisation&#9;and&#9;progressing&#9;our&#9;previously&#9;announced&#9;efficiency&#9;programme&#9; helped&#9;to&#9;protect&#9;operating&#9;profit. Pro&#9;forma&#9;comparable&#9;operating&#9;expenses&#9;in&#9;API&#9;reflected&#9;higher&#9;volumes,&#9;partially&#9;offset&#9;by&#9;the&#9;benefit&#9;of&#9;ongoing&#9; efficiency&#9;programmes&#9;and&#9;combination&#9;benefits.&#9;Continuing&#9;efforts&#9;on&#9;discretionary&#9;spend&#9;optimisation&#9;in&#9;areas&#9;such&#9; as trade marketing, travel and meetings as well as labour cost management further contributed to mitigating the increase in our cost base. Restructuring and Acquisition related costs Restructuring charges of €17 million and €136 million were recognised within reported cost of sales and reported operating expenses, respectively, for the year ended 31 December 2021 related principally to the continuation of the Accelerate Competitiveness programme announced in October 2020. This programme relates to initiatives across Europe aimed at improving productivity through the use of technology enabled solutions. Restructuring charges in 2021 include €51 million of severance costs related to productivity initiatives within the commercial organisation in Iberia. Restructuring charges of €62 million and €306 million were recognised within reported cost of sales and reported operating expenses for the year ended 31 December 2020, the majority of which also relate to severance and accelerated depreciation in connection with the Accelerate Competitiveness programme. Charges included costs associated&#9;with&#9;closure&#9;of&#9;production&#9;sites&#9;in&#9;Germany&#9;and&#9;Iberia&#9;as&#9;well&#9;as&#9;the&#9;closure&#9;of&#9;five&#9;distribution&#9;centres&#9; and changes in the commercial organisation in Germany. Acquisition and integration related costs of €49 million and €4 million were recognised within reported operating expenses&#9;and&#9;finance&#9;costs,&#9;respectively,&#9;for&#9;the&#9;year&#9;ended&#9;31&#9;December&#9;2021&#9;associated&#9;with&#9;the&#9;acquisition&#9;of&#9;CCL.&#9; This compares to €14 million of total acquisition related costs recognised during the year ended 31 December 2020. Effective tax rate The reported effective tax rate was 29% and 28% for the years ended 31 December 2021 and 31 December 2020, respectively. For the year ended 31 December 2021, the effective tax rate included a €127 million impact related to the revaluation of deferred taxes due to enacted increases in the UK statutory income tax rate from 19% to 25% effective from 1 April 2023, the Netherlands statutory income tax rate from 25% to 25.8% effective from 1 January 2022 and an enacted law change in Indonesia which held its statutory income tax rate at 22% from 1 January 2022, reversing the previously enacted reduction from 22% to 20%. The comparable effective tax rate was 21% and 24% for the years ended 31 December 2021 and 31 December 2020, respectively. Business and financial review CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F55 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Return on invested capital ROIC&#9;is&#9;used&#9;as&#9;a&#9;measure&#9;of&#9;capital&#9;efficiency&#9;and&#9;reflects&#9;how&#9;well&#9;the&#9;Group&#9;generates&#9;comparable&#9;operating&#9;profit&#9; relative to the capital invested in the business. For the year ended 31 December 2021, reported ROIC increased by 160 basis&#9;points,&#9;to&#9;9.2%,&#9;due&#9;to&#9;the&#9;inclusion&#9;of&#9;API&#9;comparable&#9;operating&#9;profit&#9;from&#9;the&#9;acquisition&#9;date.&#9;On&#9;a&#9;pro&#9;forma&#9; basis,&#9;which&#9;adjusts&#9;both&#9;invested&#9;capital&#9;and&#9;comparable&#9;operating&#9;profit&#9;to&#9;reflect&#9;the&#9;acquisition&#9;date&#9;as&#9;at&#9;1&#9;January&#9; 2021, ROIC increased by 40 basis points, to 8.0%, versus prior year. ROIC In millions of € Year ended 31 December 2021 Pro forma(c) 31 December 2021 31 December 2020 Comparable operating profit(A) 1,886 1,772 1,194 Taxes(B) (399) (367) (286) Non-controlling interest (12) (8) – Comparable operating profit after tax attributable to shareholders 1,475 1,397 908 Opening borrowings less cash and cash equivalents and short term investments(C) 12,498 5,664 6,105 Opening equity attributable to shareholders(C) 5,911 6,025 6,156 Opening invested capital 18,409 11,689 12,261 Closing borrowings less cash and cash equivalents and short term investments 11,675 11,675 5,664 Closing equity attributable to shareholders 7,033 7,033 6,025 Closing invested capital 18,708 18,708 11,689 Average invested capital 18,559 15,199 11,975 ROIC 8.0% 9.2% 7.6% (A)&#9;Reconciliation&#9;from&#9;reported&#9;operating&#9;profit&#9;to&#9;comparable&#9;operating&#9;profit&#9;and&#9;to&#9;pro&#9;forma&#9;comparable&#9;operating&#9;profit&#9;is&#9;included&#9;in&#9;the&#9;Supplementary&#9; Financial Information – Income Statement section. (B) Tax rate used is the comparable effective tax rate for the year (2021 pro forma: 21%; 2021: 21%; 2020: 24%). (C)&#9;In&#9;light&#9;of&#9;the&#9;CCL&#9;acquisition&#9;and&#9;in&#9;order&#9;to&#9;provide&#9;investors&#9;with&#9;a&#9;more&#9;meaningful&#9;measure&#9;of&#9;capital&#9;efficiency&#9;for&#9;2021,&#9;a&#9;pro&#9;forma&#9;ROIC&#9;measure&#9;has&#9;been&#9; presented. To derive this pro forma measure, opening borrowings, cash and cash equivalents, short term investments, and equity attributable to shareholders have&#9;been&#9;extracted&#9;from&#9;the&#9;unaudited&#9;pro&#9;forma&#9;condensed&#9;combined&#9;statement&#9;of&#9;financial&#9;position&#9;as&#9;of&#9;31&#9;December&#9;2020&#9;prepared&#9;in&#9;connection&#9;with&#9; proposed&#9;financing&#9;of&#9;the&#9;CCL&#9;acquisition&#9;and&#9;furnished&#9;on&#9;Form&#9;6-K&#9;on&#9;20&#9;April&#9;2021,&#9;and&#9;adjusted&#9;for&#9;any&#9;associated&#9;acquisition&#9;accounting&#9;fair&#9;value&#9; adjustments in the period through to 31 December 2021. These adjustments include an increase in borrowings of €38 million and a decrease in equity attributable to shareholders of €18 million. Liquidity and capital management Liquidity Liquidity&#9;risk&#9;is&#9;actively&#9;managed&#9;to&#9;ensure&#9;we&#9;have&#9;sufficient&#9;funds&#9;to&#9;satisfy&#9;our&#9;commitments&#9;as&#9;they&#9;fall&#9;due.&#9;Our&#9; sources&#9;of&#9;capital&#9;include,&#9;but&#9;are&#9;not&#9;limited&#9;to,&#9;cash&#9;flows&#9;from&#9;operating&#9;activities,&#9;public&#9;and&#9;private&#9;issuances&#9;of&#9; debt&#9;securities&#9;and&#9;bank&#9;borrowings.&#9;We&#9;believe&#9;our&#9;operating&#9;cash&#9;flow,&#9;cash&#9;on&#9;hand&#9;and&#9;available&#9;short-term&#9;and&#9; long-term&#9;capital&#9;resources&#9;are&#9;sufficient&#9;to&#9;fund&#9;our&#9;working&#9;capital&#9;requirements,&#9;scheduled&#9;borrowing&#9;payments,&#9; interest&#9;payments,&#9;capital&#9;expenditures,&#9;benefit&#9;plan&#9;contributions,&#9;income&#9;tax&#9;obligations&#9;and&#9;dividends&#9;to&#9;shareholders.&#9; Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. During 2021, subsequent to the Acquisition, the amount available under the Group’s committed multi currency credit facility was increased from €1.5 billion to €1.95 billion. This amount is available for borrowing with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting the Group’s working capital needs.&#9;Based&#9;on&#9;information&#9;currently&#9;available,&#9;there&#9;is&#9;no&#9;indication&#9;that&#9;the&#9;financial&#9;institutions&#9;participating&#9;in&#9;this&#9; facility&#9;would&#9;be&#9;unable&#9;to&#9;fulfil&#9;their&#9;commitments&#9;to&#9;the&#9;Group&#9;as&#9;at&#9;the&#9;date&#9;of&#9;this&#9;report.&#9;The&#9;Group’s&#9;current&#9;credit&#9; facility&#9;contains&#9;no&#9;financial&#9;covenants&#9;that&#9;would&#9;impact&#9;its&#9;liquidity&#9;or&#9;access&#9;to&#9;capital.&#9;As&#9;at&#9;31&#9;December&#9;2021,&#9;the&#9; Group had no amounts drawn under this credit facility. Net&#9;cash&#9;flows&#9;from&#9;operating&#9;activities&#9;were&#9;€2,117&#9;million&#9;in&#9;2021,&#9;an&#9;increase&#9;of&#9;42.0%,&#9;or&#9;€627&#9;million,&#9;from&#9; €1,490&#9;million&#9;in&#9;2020,&#9;reflecting&#9;the&#9;inclusion&#9;of&#9;API&#9;and&#9;continued&#9;recovery&#9;from&#9;COVID-19.&#9;These&#9;cash&#9;flows&#9;were&#9; primarily&#9;generated&#9;from&#9;our&#9;operations&#9;and&#9;included&#9;restructuring&#9;cash&#9;outflows&#9;of&#9;€205&#9;million.&#9; In 2021, we continued to monitor our investment in capital expenditure programmes, given continued uncertainty. Our 2021 capital spend, which includes API from the date of the acquisition, on property, plant and equipment and capitalised software as part of our business capability programme was €446 million, compared to €408 million in 2020. Free&#9;cash&#9;flow&#9;generation&#9;for&#9;the&#9;year&#9;was&#9;strong&#9;totalling&#9;€1,460&#9;million,&#9;a&#9;significant&#9;increase&#9;relative&#9;to&#9;our&#9;2020&#9;total&#9; of €924 million following strong recovery from the impact of COVID-19 in 2020 and the inclusion of API. Free cash flow In millions of € Year ended 31 December 2021 31 December 2020 Net cash flows from operating activities 2,117 1,490 Less: Purchases of property, plant and equipment (349) (348) Less: Purchases of capitalised software (97) (60) Add: Proceeds from sales of property, plant and equipment 25 49 Less: Payments of principal on lease obligations (139) (116) Less: Interest paid, net (97) (91) Free cash flow 1,460 924 Business and financial review CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F56 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

In 2021, total borrowings increased by €6 billion. This was driven by new issue proceeds of €4,877 million in connection with the Acquisition, API borrowings of €1,632 million assumed as part of the Acquisition and changes in short-term borrowings of €276 million. This was partially offset by repayments on third party borrowings of €950 million and payments on principal and interest lease obligations of €149 million. New issue proceeds include the following bonds: €800 million 0% Notes due 2025; €700 million 0.5% Notes due 2029; €1,000 million 0.875% Notes due 2033; €750 million 1.5% Notes due 2041; $850 million 0.5% Notes due 2023; $650 million 0.8% Notes due 2024 and $500 million 1.5% Notes due 2027, all issued in May 2021. Repayments of bonds include repayments prior to maturity in June 2021 of $300 million 4.5% Notes due September 2021 and $250 million 3.25% Notes due August 2021. The following bonds were also repaid on maturity during the year: €350 million Floating Rate Notes; A$100 million 4.63% Notes; A$45 million 6.65% Notes; JPY3 billion 2.54% Notes; A$100 million 4.25% Notes and A$30 million 5.95% Notes. Capital management The primary objective of our capital management strategy is to ensure strong ratings and to maintain appropriate capital ratios to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure&#9;is&#9;managed&#9;and,&#9;as&#9;appropriate,&#9;adjusted&#9;in&#9;light&#9;of&#9;changes&#9;in&#9;economic&#9;conditions&#9;and&#9;our&#9;financial&#9;policy. CCEP paid net cash consideration of €5.4 billion to CCL shareholders and funded the Acquisition through a combination of new external borrowings and existing cash increasing our net debt to €11.6 billion as at 31 December 2021, versus €5.7&#9;billion&#9;as&#9;at&#9;December&#9;2020.&#9;Refer&#9;to&#9;Note&#9;4&#9;of&#9;the&#9;consolidated&#9;financial&#9;statements&#9;for&#9;further&#9;information&#9; regarding the Acquisition. We do not expect this change in net debt to have a material negative impact on our liquidity or&#9;capital&#9;resources.&#9;Liquidity&#9;risk&#9;is&#9;actively&#9;managed&#9;to&#9;ensure&#9;we&#9;have&#9;sufficient&#9;funds&#9;to&#9;satisfy&#9;our&#9;commitments&#9; as&#9;they&#9;fall&#9;due.&#9;Our&#9;sources&#9;of&#9;capital&#9;include,&#9;but&#9;are&#9;not&#9;limited&#9;to,&#9;cash&#9;flows&#9;from&#9;operations,&#9;public&#9;and&#9;private&#9; issuances&#9;of&#9;debt&#9;securities&#9;and&#9;bank&#9;borrowings.&#9;We&#9;believe&#9;our&#9;operating&#9;cash&#9;flow,&#9;cash&#9;on&#9;hand&#9;and&#9;available&#9; short-term&#9;and&#9;long-term&#9;capital&#9;resources&#9;are&#9;sufficient&#9;to&#9;fund&#9;our&#9;working&#9;capital&#9;requirements,&#9;scheduled&#9;borrowing&#9; payments,&#9;interest&#9;payments,&#9;capital&#9;expenditures,&#9;benefit&#9;plan&#9;contributions,&#9;income&#9;tax&#9;obligations&#9;and&#9;dividends&#9; to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. We also have amounts available for borrowing under a €1.95 billion multi-currency credit facility with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting our working capital needs.&#9;Our&#9;current&#9;credit&#9;facility&#9;contains&#9;no&#9;financial&#9;covenants&#9;that&#9;would&#9;impact&#9;our&#9;liquidity&#9;or&#9;access&#9;to&#9;capital.&#9; As at 31 December 2021, we had no amounts drawn under this credit facility. Net debt In millions of € As at Credit ratings 31 December 2021 31 December 2020 As of 14 March 2022 Moody’s Fitch Ratings Total borrowings 13,140 7,187 Long-term rating Baa1 BBB+ Fair value of hedges related to borrowings(A) (110) 36 Outlook Stable Stable Other&#9;financial&#9;assets/ liabilities(A) 42 – Note:&#9;Our&#9;credit&#9;ratings&#9;can&#9;be&#9;materially&#9;influenced&#9; by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Adjusted total borrowings(A) 13,072 7,223 Less: cash and cash equivalents(B) (1,407) (1,523) Less: short term investments(C) (58) – Net debt 11,607 5,700 (A) Following the acquisition of CCL, Net Debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. As at 31 December 2020, the Group did not hold interest rate hedging instruments and adjusted Net Debt only for currency impacts. In addition, Net&#9;Debt&#9;also&#9;includes&#9;other&#9;financial&#9;assets/liabilities&#9;relating&#9;to&#9;cash&#9;collateral&#9;pledged&#9;by/to&#9;external&#9;parties&#9;on&#9;hedging&#9;instruments&#9;related&#9;to&#9;borrowings.&#9; (B) Cash and cash equivalents as at 31 December 2021 includes €45 million of cash in Papua New Guinea Kina. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group. (C) Short term investments are term cash deposits held in API with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term term investments as at 31 December 2021 includes €44 million of assets in Papua New Guinea Kina, subject to the same currency controls outlined above. The ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating&#9;performance&#9;in&#9;the&#9;context&#9;of&#9;targeted&#9;financial&#9;leverage,&#9;and&#9;so&#9;we&#9;provide&#9;a&#9;reconciliation&#9;of&#9;this&#9;measure.&#9; Net debt enables investors to see the economic effect of total borrowings, fair value impact of related hedges and other financial&#9;assets/liabilities,&#9;cash&#9;and&#9;cash&#9;equivalents&#9;and&#9;short-term&#9;investments&#9;in&#9;total.&#9;Adjusted&#9;EBITDA&#9;is&#9;calculated&#9; as&#9;EBITDA&#9;after&#9;adding&#9;back&#9;items&#9;impacting&#9;the&#9;comparability&#9;of&#9;year&#9;over&#9;year&#9;financial&#9;performance. Adjusted&#9;EBITDA&#9;does&#9;not&#9;reflect&#9;our&#9;cash&#9;expenditures,&#9;or&#9;future&#9;requirements&#9;for&#9;capital&#9;expenditures&#9;or&#9;contractual&#9; commitments.&#9;Further,&#9;adjusted&#9;EBITDA&#9;does&#9;not&#9;reflect&#9;changes&#9;in,&#9;or&#9;cash&#9;requirements&#9;for,&#9;our&#9;working&#9;capital&#9;needs&#9; and, although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely&#9;to&#9;be&#9;replaced&#9;in&#9;the&#9;future&#9;and&#9;adjusted&#9;EBITDA&#9;does&#9;not&#9;reflect&#9;cash&#9;requirements&#9;for&#9;such&#9;replacements. Net debt to adjusted EBITDA For 2021, we have provided a pro forma calculation for our net debt to adjusted EBITDA ratio as if the Acquisition had occurred at the beginning of 2021. We believe this calculation allows for a better understanding of our capital position in the context of CCEP. Pro forma adjusted EBITDA has increased in 2021 relative to the adjusted EBITDA in 2020 by €888 million, primarily driven by the inclusion of API. The ratio of net debt to pro forma adjusted EBITDA is 4.3 versus the net&#9;debt&#9;to&#9;adjusted&#9;EBITDA&#9;ratio&#9;of&#9;3.2&#9;in&#9;2020,&#9;reflecting&#9;the&#9;increase&#9;in&#9;net&#9;debt&#9;due&#9;to&#9;acquisition&#9;financing,&#9;offset&#9;by&#9; the increase in pro forma adjusted EBITDA. Business and financial review CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F57 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

In millions of € Year ended 31 December 2021 Pro forma(A) 31 December 2021 31 December 2020 Reported profit after tax 988 988 498 Taxes 394 394 197 Finance costs, net 129 129 111 Non-operating items 5 5 7 Reported operating profit 1,516 1,516 813 Pro forma adjustments API(B) 117 Transaction accounting adjustments(C) (68) Pro forma operating profit 1,565 Depreciation and amortisation(D) 858 782 727 Reported EBITDA 2,423 2,298 1,540 Items impacting comparability: Mark-to-market effects(E) – – 2 Restructuring charges(F) 97 97 247 Defined&#9;benefit&#9;plan&#9;closure(G) (9) (9) – Acquisition and integration related costs(H) 110 49 11 Inventory step up costs(I) 48 48 – European&#9;flooding(J) 15 15 – Other(K) 4 – – Adjusted EBITDA 2,688 2,498 1,800 Net debt to EBITDA 4.8 5.1 3.7 Net debt to adjusted EBITDA 4.3 4.7 3.2 (A)&#9;Reconciliation&#9;from&#9;reported&#9;operating&#9;profit&#9;to&#9;comparable&#9;operating&#9;profit&#9;and&#9;to&#9;pro&#9;forma&#9;comparable&#9;operating&#9;profit&#9;is&#9;included&#9;in&#9;the&#9;Supplementary&#9; Financial Information – Income Statement section. (B)&#9;Amounts&#9;represent&#9;adjustments&#9;to&#9;include&#9;CCL&#9;financial&#9;results&#9;prepared&#9;on&#9;a&#9;basis&#9;consistent&#9;with&#9;CCEP&#9;accounting&#9;policies,&#9;as&#9;if&#9;the&#9;Acquisition&#9;had&#9;occurred&#9; on 1 January 2021 and excludes CCL acquisition and integration related costs. (C) Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. (D) Includes the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment. On a pro forma basis, it includes the depreciation and amortisation as if the Acquisition had occurred on 1 January 2021. (E) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (F) Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. (G)&#9;Amounts&#9;represent&#9;the&#9;impact&#9;of&#9;the&#9;closure&#9;of&#9;the&#9;GB&#9;defined&#9;benefit&#9;pension&#9;scheme&#9;to&#9;future&#9;benefits&#9;accrual&#9;on&#9;31&#9;March&#9;2021. (H) Amounts represent costs associated with the acquisition and integration of CCL. (I)&#9; Amounts&#9;represent&#9;the&#9;non-recurring&#9;impact&#9;of&#9;the&#9;fair&#9;value&#9;step-up&#9;of&#9;API&#9;finished&#9;goods. (J)&#9; Amounts&#9;represent&#9;the&#9;incremental&#9;net&#9;costs&#9;incurred&#9;as&#9;a&#9;result&#9;of&#9;the&#9;July&#9;2021&#9;flooding&#9;events,&#9;which&#9;impacted&#9;the&#9;operations&#9;of&#9;our&#9;production&#9;facilities&#9; in Chaudfontaine and Bad Neuenahr. (K)&#9;Amounts&#9;represent&#9;charges&#9;incurred&#9;prior&#9;to&#9;Acquisition&#9;classified&#9;as&#9;non-trading&#9;items&#9;by&#9;CCL&#9;which&#9;are&#9;not&#9;expected&#9;to&#9;recur. Dividends In line with our commitments to deliver long-term value to shareholders, in December we paid a full year dividend of €1.40 per share, maintaining a payout ratio of approximately 50%, based on comparable diluted earnings per share, in line with our dividend policy. For the year ended 31 December 2021, dividend payments totalled €638 million (2020: €386 million). Share buyback In connection with the Company’s share buyback programmes, we returned approximately €130 million to shareholders in 2020. No Shares were repurchased under the programme in 2021. Business and financial review CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F58 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Supplementary financial information – Income Statement – reported to comparable The following provides a summary reconciliation of CCEP’s reported and comparable results for the full year ended 31 December 2021 and 31 December 2020: Full year 2021 Unaudited, in millions of € except per share data which is calculated prior to rounding As reported Items impacting comparability Comparable CCEP Restructuring charges(A) Defined benefit plan closure(B) Acquisition and integration related costs(C) Inventory step up costs(D) European flooding(E) Net Tax(F) CCEP Revenue 13,763 – – – – – – 13,763 Cost of sales 8,677 (17) 3 – (48) (9) – 8,606 Gross profit 5,086 17 (3) – 48 9 – 5,157 Operating expenses 3,570 (136) 6 (49) – (6) – 3,385 Operating profit 1,516 153 (9) 49 48 15 – 1,772 Total&#9;finance&#9;costs,&#9; net 129 – – (4) – – – 125 Non-operating items 5 – – – – – – 5 Profit before taxes 1,382 153 (9) 53 48 15 – 1,642 Taxes 394 43 4 10 13 3 (127) 340 Profit after taxes 988 110 (13) 43 35 12 127 1,302 Attributable to: Shareholders 982 109 (13) 43 34 12 127 1,294 Non-controlling interest 6 1 – – 1 – – 8 Profit after taxes 988 110 (13) 43 35 12 127 1,302 Diluted earnings per share (€) 2.15 0.24 (0.03) 0.09 0.07 0.03 0.28 2.83 (A) Amounts represent restructuring charges related to business transformation activities. (B)&#9;Amounts&#9;represent&#9;the&#9;impact&#9;of&#9;the&#9;closure&#9;of&#9;the&#9;GB&#9;defined&#9;benefit&#9;pension&#9;scheme&#9;to&#9;future&#9;benefits&#9;accrual&#9;on&#9;31&#9;March&#9;2021. (C) Amounts represent cost associated with the acquisition and integration of CCL. (D)&#9;Amounts&#9;represent&#9;the&#9;non-recurring&#9;impact&#9;of&#9;the&#9;fair&#9;value&#9;step-up&#9;of&#9;API&#9;finished&#9;goods. (E)&#9;Amounts&#9;represent&#9;the&#9;incremental&#9;net&#9;costs&#9;incurred&#9;as&#9;a&#9;result&#9;of&#9;the&#9;July&#9;2021&#9;flooding&#9;events,&#9;which&#9;impacted&#9;the&#9;operations&#9;of&#9;our&#9;production&#9;facilities&#9; in Chaudfontaine and Bad Neuenahr. (F) Amounts include the deferred tax impact related to income tax rate and law changes. (G) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. Full year 2020 Unaudited, in millions of € except per share data which is calculated prior to rounding As reported Items impacting comparability Comparable CCEP Mark-to- market effects(G) Restructing charges(A) Total Acquisition Related Costs(C) Net Tax(F) CCEP Revenue 10,606 – – – – 10,606 Cost of sales 6,871 – (62) – – 6,809 Gross profit 3,735 – 62 – – 3,797 Operating expenses 2,922 (2) (306) (11) – 2,603 Operating profit 813 2 368 11 – 1,194 Total&#9;finance&#9;costs,&#9; net 111 – – (3) – 108 Non-operating items 7 – – – – 7 Profit before taxes 695 2 368 14 – 1,079 Taxes 197 – 103 3 (45) 258 Profit after taxes 498 2 265 11 45 821 Attributable to: Shareholders 498 2 265 11 45 821 Non-controlling interest – – – – – – Profit after taxes 498 2 265 11 45 821 Diluted earnings per share (€) 1.09 – 0.58 0.03 0.10 1.80 Business and financial review CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F59 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Business and financial review CONTINUED Supplementary financial information – Income Statement – reported to pro forma comparable The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the full year ended 31 December 2021 and 31 December 2020: Full year 2021 Unaudited, in millions of € except per share data which is calculated prior to rounding As reported Pro forma adjustments CCL(A) Transaction accounting adjustments(B) Pro forma combined Items impacting com- parability(E) Pro forma comparable CCEP CCEP CCEP Revenue 13,763 1,056 – 14,819 – 14,819 Cost of sales 8,677 616 – 9,293 (71) 9,222 Gross profit 5,086 440 – 5,526 71 5,597 Operating expenses 3,570 323 68 3,961 (250) 3,711 Operating profit 1,516 117 (68) 1,565 321 1,886 Total&#9;finance&#9;costs,&#9;net 129 12 9 150 (4) 146 Non-operating items 5 (1) – 4 – 4 Profit before taxes 1,382 106 (77) 1,411 325 1,736 Taxes 394 29 (20) 403 (36) 367 Profit after taxes 988 77 (57) 1,008 361 1,369 Attributable to: Shareholders 982 74 (58) 998 359 1,357 Non-controlling interest 6 3 1 10 2 12 Profit after taxes 988 77 (57) 1,008 361 1,369 Diluted earnings per share (€) 2.15 0.16 (0.13) 2.18 0.79 2.97 (A)&#9;Amounts&#9;represent&#9;adjustments&#9;to&#9;include&#9;CCL&#9;financial&#9;results&#9;prepared&#9;on&#9;a&#9;basis&#9;consistent&#9;with&#9;CCEP&#9;accounting&#9;policies,&#9;as&#9;if&#9;the&#9;Acquisition&#9;had&#9;occurred&#9; on 1 January 2021 and excludes CCL acquisition and integration related costs. (B) Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the interest impact of additional debt financing&#9;reflecting&#9;the&#9;actual&#9;weighted&#9;average&#9;interest&#9;rate&#9;for&#9;Acquisition&#9;financing&#9;of&#9;c.0.40%&#9;and&#9;the&#9;inclusion&#9;of&#9;acquisition&#9;and&#9;integration&#9;related&#9;costs&#9; incurred by CCL prior to the Acquisition. Full year 2020 Unaudited, in millions of € except per share data which is calculated prior to rounding As reported Historical adjusted CCL(C) Transaction accounting adjustments(D) Pro forma combined Items impacting com- parability(E) Pro forma comparable CCEP CCEP CCEP Revenue 10,606 2,929 – 13,535 – 13,535 Cost of sales 6,871 1,737 57 8,665 (118) 8,547 Gross profit 3,735 1,192 (57) 4,870 118 4,988 Operating expenses 2,922 1,022 130 4,074 (581) 3,493 Operating profit 813 170 (187) 796 699 1,495 Total&#9;finance&#9;costs,&#9;net 111 37 19 167 (7) 160 Non-operating items 7 2 – 9 (4) 5 Profit before taxes 695 131 (206) 620 710 1,330 Taxes 197 44 (57) 184 142 326 Profit after taxes 498 87 (149) 436 568 1,004 Attributable to: Shareholders 498 109 (152) 455 542 997 Non-controlling interest – (22) 3 (19) 26 7 Profit after taxes 498 87 (149) 436 568 1,004 Diluted earnings per share (€) 1.09 0.24 (0.33) 1.00 1.19 2.19 (C)&#9;Amounts&#9;represent&#9;adjustments&#9;to&#9;reflect&#9;CCL&#9;financial&#9;results&#9;as&#9;if&#9;the&#9;Acquisition&#9;had&#9;occurred&#9;on&#9;1&#9;January&#9;2020.&#9;The&#9;impact&#9;of&#9;adjustments&#9;made&#9;to&#9;CCL’s&#9; historical&#9;financial&#9;statements&#9;in&#9;order&#9;to&#9;present&#9;them&#9;on&#9;a&#9;basis&#9;consistent&#9;with&#9;CCEP’s&#9;accounting&#9;policies&#9;is&#9;provided&#9;in&#9;Note&#9;1.&#9; (D) Amounts represent transaction accounting adjustments for the period 1 January to 31 December as if the Acquisition had occurred on 1 January 2020. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the non-recurring impact of&#9;the&#9;provisional&#9;fair&#9;value&#9;step-up&#9;of&#9;API&#9;finished&#9;goods,&#9;the&#9;interest&#9;impact&#9;of&#9;additional&#9;debt&#9;financing&#9;reflecting&#9;the&#9;actual&#9;weighted&#9;average&#9;interest&#9;rate&#9; for&#9;Acquisition&#9;financing&#9;of&#9;c.0.40%&#9;and&#9;the&#9;inclusion&#9;of&#9;acquisition&#9;related&#9;costs. (E)&#9;Items&#9;impacting&#9;comparability&#9;represents&#9;amounts&#9;included&#9;within&#9;pro&#9;forma&#9;Combined&#9;CCEP&#9;affecting&#9;the&#9;comparability&#9;of&#9;CCEP’s&#9;year-over-year&#9;financial&#9; performance and are set out in the following table: Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F60 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Business and financial review CONTINUED Items impacting comparability Full year 2021 Unaudited, in millions of € except share data which is calculated prior to rounding Restructuring charges(A) Defined benefit plan closure(B) Acquisition and integration related costs(C) Inventory step up costs(D) European flooding(E) Net tax(F) Other(G) Total items impacting comparability Revenue – – – – – – – – Cost of sales (17) 3 – (48) (9) – – (71) Gross profit 17 (3) – 48 9 – – 71 Operating expenses (136) 6 (110) – (6) – (4) (250) Operating profit 153 (9) 110 48 15 – 4 321 Total&#9;finance&#9;costs,&#9;net – – (4) – – – – (4) Non-operating items – – – – – – – – Profit before taxes 153 (9) 114 48 15 – 4 325 Taxes 43 4 27 13 3 (127) 1 (36) Profit after taxes 110 (13) 87 35 12 127 3 361 Attributable to: Shareholders 109 (13) 87 34 12 127 3 359 Non-controlling interest 1 – – 1 – – – 2 Profit after taxes 110 (13) 87 35 12 127 3 361 Diluted earnings per share (€) 0.24 (0.03) 0.19 0.07 0.03 0.28 0.01 0.79 Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F61 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Items impacting comparability Full year 2020 Unaudited, in millions of € except share data which is calculated prior to rounding Restructuring charges(A) Acquisition and integration related costs(C) Inventory step up costs(D) Mark-to-market effects(H) Net tax(F) Impairment(I) Other(G) Total items impacting comparability Revenue – – – – – – – – Cost of sales (70) – (48) – – – – (118) Gross profit 70 – 48 – – – – 118 Operating expenses (325) (125) – (2) – (116) (13) (581) Operating profit 395 125 48 2 – 116 13 699 Total&#9;finance&#9;costs,&#9;net – (7) – – – – – (7) Non-operating items – – – – – – (4) (4) Profit before taxes 395 132 48 2 – 116 17 710 Taxes 111 30 13 – (45) 29 4 142 Profit after taxes 284 102 35 2 45 87 13 568 Attributable to: Shareholders 284 102 34 2 45 62 13 542 Non-controlling interest – – 1 – – 25 – 26 Profit after taxes 284 102 35 2 45 87 13 568 Diluted earnings per share (€) 0.62 0.23 0.07 – 0.10 0.14 0.03 1.19 (A) Amounts represent restructuring charges related to business transformation activities. (B)&#9;Amounts&#9;represent&#9;the&#9;impact&#9;of&#9;the&#9;closure&#9;of&#9;the&#9;GB&#9;defined&#9;benefit&#9;pension&#9;scheme&#9;to&#9;future&#9;benefits&#9;accrual&#9;on&#9;31&#9;March&#9;2021. (C) Amounts represent cost associated with the acquisition and integration of CCL. (D)&#9;Amounts&#9;represent&#9;the&#9;non-recurring&#9;impact&#9;of&#9;the&#9;provisional&#9;fair&#9;value&#9;step-up&#9;of&#9;API&#9;finished&#9;goods.&#9;For&#9;2021,&#9;these&#9;charges&#9;are&#9;included&#9;within&#9;the&#9;As&#9;reported&#9;results.&#9;For&#9;2020,&#9;these&#9;charges&#9;are&#9;included&#9;within&#9;Transaction&#9;accounting&#9;adjustments. (E)&#9;Amounts&#9;represent&#9;the&#9;incremental&#9;net&#9;costs&#9;incurred&#9;as&#9;a&#9;result&#9;of&#9;the&#9;July&#9;2021&#9;flooding&#9;events,&#9;which&#9;impacted&#9;the&#9;operations&#9;of&#9;our&#9;production&#9;facilities&#9;in&#9;Chaudfontaine&#9;and&#9;Bad&#9;Neuenahr. (F) Amounts include the deferred tax impact related to income tax rate and law changes. (G)&#9;Amounts&#9;represent&#9;charges&#9;incurred&#9;prior&#9;to&#9;Acquisition&#9;classified&#9;as&#9;non-trading&#9;items&#9;by&#9;CCL&#9;which&#9;are&#9;not&#9;expected&#9;to&#9;recur. (H) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges. (I) Amounts represent the charges recognised by CCL relating to the impairment of Indonesia and Fiji during H1 2020. Business and financial review CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F62 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Note 1: Adjustments to API’s financial statements The&#9;financial&#9;statements&#9;below&#9;illustrate&#9;the&#9;impact&#9;of&#9;adjustments&#9;made&#9;to&#9;the&#9;historical&#9;financial&#9;statements&#9;of&#9;CCL&#9;in&#9; order to present them on a basis consistent with CCEP’s accounting policies. Full year 2020 Unaudited, in millions of € Historical CCL(A) Reclassifications(B) Adjusted CCL Historical adjusted CCL(C) AUD (A$) AUD (A$) AUD (A$) EUR (€) Revenue – 4,853 4,853 2,929 Trading revenue 4,762 (4,762) – – Cost of sales – (2,877) (2,877) (1,737) Cost of goods sold (2,862) 2,862 – – Delivery (221) 221 – – Gross profit 1,679 297 1,976 1,192 Other revenues 39 (39) – – Operating expenses (1,438) (255) (1,693) (1,022) Operating profit 280 3 283 170 Finance income 33 – 33 20 Finance costs (95) – (95) (57) Total finance costs, net (62) – (62) (37) Non-operating items – (3) (3) (2) Profit before taxes 218 – 218 131 Taxes – (73) (73) (44) Income tax expense (73) 73 – – Profit after taxes 145 – 145 87 Attributable to: Shareholders 180 – 180 109 Non-controlling interest (35) – (35) (22) Profit after taxes 145 – 145 87 (A) Historical income statement previously published by CCL for the period 1 January 2020 to 31 December 2020. (B)&#9;Accounting&#9;policy&#9;and&#9;classification&#9;adjustments&#9;made&#9;to&#9;CCL’s&#9;income&#9;statement&#9;in&#9;order&#9;to&#9;present&#9;on&#9;a&#9;basis&#9;consistent&#9;with&#9;CCEP.&#9; (C) CCL income statement has been translated from Australian Dollars to Euros using the average exchange rate for the period of 0.6036. Operating Profit by segment Operating profit Europe In millions of €. Fx impact calculated by recasting current year results at prior year rate Year Ended 31 December 2021 31 December 2020 % Change As reported 1,298 813 59.5% Adjust: Total items impacting comparability 202 381 n/a Comparable 1,500 1,194 25.5% Adjust: Impact of Fx changes (22) n/a n/a Comparable and Fx neutral 1,478 1,194 24.0% Pro forma operating profit API In millions of €. Fx impact calculated by recasting current year results at prior year rates Year Ended 31 December 2021 31 December 2020 % Change As reported 218 – n/a Add: Pro forma adjustments API 117 170 Adjust: Transaction accounting adjustments (68) (187) n/a Adjust: Total items impacting comparability 119 318 Pro forma comparable 386 301 28.0% Adjust: Impact of Fx changes (15) n/a n/a Pro forma comparable and Fx neutral 371 301 23.5% The Company’s Strategic Report is set out on pages 2–63. The Strategic Report was approved by the Board on 15 March 2022 and signed on its behalf by Damian Gammell, Chief&#9;Executive&#9;Officer Business and financial review CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F63 Governance and Directors’ Report Financial Statements Other InformationStrategic Report

Governance and Directors’ Report In this section Governance and Directors’ Report 65 Chairman’s introduction 66 Board of Directors 67 Directors’ biographies 72 Senior management 74 Corporate governance report 82 Nomination Committee Chairman’s letter 83 Nomination Committee report 86 Audit Committee Chairman’s letter 87 Audit Committee report 92 Directors’ remuneration report 92 Statement from the Remuneration Committee Chairman 94 Overview of Remuneration Policy 95 Remuneration at a glance 96 Annual report on remuneration 108 Directors’ report 111 Directors’ responsibilities statement 64 Strategic Report Financial Statements Other Information Coca-Cola&#9;Europacific&#9;Partners&#9;plc&#9;|&#9;2021&#9;Integrated&#9;Report&#9;and&#9;Form&#9;20-FGovernance and Directors’ Report

Chairman’s introduction Dear Shareholder I’m delighted to present to you the corporate governance report for 2021. This year has been an exciting year. We became Coca-Cola&#9;Europacific&#9;Partners&#9;(CCEP)&#9;following&#9;the&#9; acquisition of Coca-Cola Amatil (CCL) and welcomed the newly&#9;created&#9;Asia,&#9;Pacific&#9;and&#9;Indonesia&#9;(API)&#9;business&#9; unit to CCEP (the Acquisition). Good governance is aligned to a positive corporate culture and we will embed our strong governance processes across API. The COVID-19 pandemic has been a catalyst for bringing environmental, social and governance (ESG) matters to the forefront of business. Our return to growth has been reinforced by sustainability and digital, helped by our people and our communities and underpinned by robust governance. Board activities There is a brief summary of the Board’s activities during 2021 in table 1 on page 77, with some more detail on specific&#9;activities&#9;elsewhere&#9;in&#9;this&#9;report.&#9;This&#9;year,&#9;as&#9; well as our normal agenda we focused on: – API integration and growth strategy – Supporting our colleagues, customers and communities through the ongoing pandemic – Driving a safe, open and diverse workplace that is fully inclusive for our people, customers and communities – Transferring our US listing from New York Stock Exchange (NYSE) to Nasdaq Stock Market (Nasdaq) – Deepening the Board’s knowledge of the business and the context in which we operate, particularly API – An externally facilitated Board evaluation Our governance framework The 2018 UK Corporate Governance Code (the UKCGC) applies to accounting periods beginning on or after 1 January 2019. We continued to apply the UKCGC voluntarily on a comply or explain basis during 2021. We promote good corporate governance throughout CCEP embodied by our governance framework on page 74. Looking to the future Our responsibility as the Board is to lead CCEP and oversee its governance. We set the culture, values and standards, always keeping our stakeholders’ interests front of mind. Along with its regular schedule of topics, the Board has the following activities planned for 2022: ESG How we respond to climate change and the risks that it poses are at the forefront of the minds of all our stakeholders.&#9;We&#9;will&#9;refine&#9;our&#9;This&#9;is&#9;Forward&#9; sustainability commitments and improve our governance and reporting of climate-related risks and opportunities as we continue our journey to best practice in ESG as set out in our Sustainability governance framework on page 20. Digital Our ambition is to become a technology and digitally enabled company. We recognise the importance of fostering a risk appetite culture where people can work effectively in a workplace which prioritises cyber security and we appointed John Bryant as our designated Independent Non-executive Director (INED) to engage in the cyber security strategy process. Customers Building on feedback that the Board heard from customers throughout the year, we will oversee investments in key areas of the business, like technology and customer service to create value for our customers and help them grow, backed by data. Sol Daurella, Chairman 15 March 2022 Good governance is aligned to a positive corporate culture and we will embed our strong governance processes across API. Sol Daurella, Chairman 65 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Our Board of Directors is diverse, experienced and knowledgeable, bringing together the skills needed for our long-term success in line with our skills matrix. Directors’ skills and experience(A) Coca-Cola system Bottling industry People 11 11 13 Customer/retail Marketing/PR/consumer Sustainability 14 14 14 Digital technology Strategy Audit/risk/finance 04 16 09 Ethnicity/nationality of Directors on the Board(A) 15 White European 01 White American 01 White Australian Women on the Board(A) Independent Directors on the Board(A) (excluding the Chairman) 5 0 17 9 0 16 (A) Numbers shown are number of Directors. &#7; Read&#7;more&#7;about&#7;our&#7;approach&#7;to&#7;Board&#7;diversity&#7;on&#7;page 83 Board of Directors Number % American 2 12 Australian 1 6 Austrian 1 6 British 3 18 Bulgarian 1 6 French 1 6 Irish 1 6 Dutch 1 6 Spanish 6 35 66 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Directors’ biographies AT &#9; Affiliated&#9;Transaction&#9;Committee&#9; &#9; A Audit Committee C Corporate Social Responsibility Committee N Nomination Committee R Remuneration Committee Committee Chairman AT A C N R Sol Daurella Chairman Date appointed to the Board: May 2016 Independent: No Key strengths/experience – Experienced director of public companies operating in an international environment – A deep understanding of fast moving consumer goods (FMCG) and our markets – Extensive experience at Coca-Cola bottling companies – Strong international strategic and commercial skills Key external commitments Co-Chairman and member of the Executive Committee of Cobega, S.A., Executive Chairman of Olive Partners, S.A., director of Equatorial Coca-Cola Bottling Company, S.L., non-executive director and a member of the Appointments, Remuneration and Responsible Banking, Sustainability and Culture Committees of Banco Santander Previous roles Various roles at the Daurella family’s Coca-Cola bottling business, director of Banco de Sabadell, Ebro Foods, Acciona and Co-Chairman of Grupo Cacaolat AT A C N R Damian Gammell Chief Executive Officer (CEO) Date appointed to the Board: December 2016 Independent: No Key strengths/experience – Strategy, risk management, development and execution experience – Vision, customer focus and transformational leadership – Developing people and teams and promoting sustainability – Over 25 years of leadership experience and in depth understanding of the non-alcoholic ready to drink (NARTD) industry and within the Coca-Cola system Key external commitments N/A Previous roles A number of senior executive roles in the Coca-Cola system including in Russia, Australia and Germany, also Managing Director and Group President of Efes Soft Drinks, and President and CEO of Anadolu Efes S.K K ey 67 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

AT A C N R AT A C N R AT A C N R AT A C N R Manolo Arroyo Non-executive Director Date appointed to the Board: May 2021 Independent: No Jan Bennink Non-executive Director(A) Date appointed to the Board: May 2016 Independent: Yes John Bryant Non-executive Director Date appointed to the Board: January 2021 Independent: Yes Jos&eacute; Ignacio Comenge Non-executive Director Date appointed to the Board: May 2016 Independent: No Key strengths/experience – Extensive experience working in the Coca-Cola system – Strong operational leadership experience in international consumer goods groups, lived and worked in four continents, both developed and emerging markets – Strategic marketing, commercial and bottling expertise – Served as CEO of publicly listed FMCG company – In depth understanding of brands in the Coca-Cola system Key external commitments Chief&#9;Marketing&#9;Officer&#9;at&#9;The&#9;Coca-Cola&#9;Company&#9; (TCCC)&#9;and&#9;non-executive&#9;director&#9;of&#9;Effie&#9;Worldwide Previous roles President&#9;of&#9;the&#9;Asia&#9;Pacific&#9;Group,&#9;Bottling&#9;Investments&#9; Group, and Mexico business unit of TCCC, CEO of Deoleo, Sw.A., Senior Vice President and President, Asia&#9;Pacific&#9;of&#9;S.C.&#9;Johnson&#9;&&#9;Son,&#9;Inc.,&#9;President&#9;of&#9; the ASEAN and SEWA business units of TCCC, General Manager of the Spain business unit of TCCC; Vice-Chairman of Coca-Cola COFCO Bottling China, non-executive Director of ThaiNamThip Limited and Coca-Cola Andina Key strengths/experience – Chairman/CEO of multinational public companies – Extensive experience in FMCG, including the food and beverage industry – Thorough understanding of global and Western European markets – Strong strategic, marketing and sales experience relevant to the beverage industry Key external commitments Chairman of the Bennink Foundation, Board member of&#9;Wonderflow&#9;B.V.,&#9;Executive&#9;Partner&#9;at&#9;Xn,&#9;and&#9;Advisor&#9; to Artisan Partners Previous roles Executive Chairman of Sara Lee Corporation, Chairman and interim CEO of DE Masterblenders 1753 N.V., CEO of Royal Numico N.V., director of Kraft Foods Inc., Boots Company&#9;plc,&#9;Dalli-Werke&#9;GmbH&#9;&&#9;Co&#9;KG&#9;and&#9;EFIC1&#9; and a member of the Advisory Board of ABN Amro Bank (A)&#9;Jan&#9;was&#9;succeeded&#9;by&#9;Dagmar&#9;Kollmann&#9;as&#9;Chairman&#9;of&#9;the&#9;Affiliated&#9; Transaction Committee in March 2022, Jan will continue to serve as a member of the committee. Key strengths/experience – Chairman/CEO of a multinational public company – Expert in strategy, mergers and acquisitions, restructuring and portfolio transformation – 30 years’ experience in consumer goods – Strong&#9;track&#9;record&#9;of&#9;finance&#9;and&#9;operational&#9; leadership, experience in overseeing information technology – Engaged in the cyber security strategy process Key external commitments Non-executive director of Ball Corporation, Compass Group plc and Macy’s Inc. Previous roles Executive Chairman and CEO of Kellogg Company and other senior roles in the Kellogg Company including Chief&#9;Financial&#9;Officer&#9;(CFO),&#9;Chief&#9;Operating&#9;Officer&#9; (COO), President, America and President, International, and strategy advisor at A.T. Kearney and Marakon Associates Key strengths/experience – Extensive experience of the Coca-Cola system – Broad board experience across industries and sectors – Knowledgeable about the industry in our key market of Iberia – Insights in formulating strategy drawn from leadership roles in varied sectors Key external commitments Director of Olive Partners, S.A., ENCE Energ&iacute;a y Celulosa, S.A., Compan&iacute;a Vin&iacute;cola del Norte de Espana, S.A.,&#9;Ebro&#9;Foods&#9;S.A.,&#9;Barbosa&#9;&&#9;Almeida&#9;SGPS,&#9; S.A. and Ball Beverage Can Iberica, S.L. Previous roles Senior&#9;roles&#9;in&#9;the&#9;Coca-Cola&#9;system,&#9;AXA,&#9;S.A.,&#9;Aguila&#9; and Heineken Spain, Vice-Chairman and CEO of MMA Insurance Directors’ biographies CONTINUED 68 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

AT A C N R AT A C N R AT A C N R AT A C N R Christine Cross Non-executive Director Date appointed to the Board: May 2016 Independent: Yes Nathalie Gaveau Non-executive Director Date appointed to the Board: January 2019 Independent: Yes &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Non-executive Director Date appointed to the Board: March 2018 Independent: No Thomas H. Johnson Non-executive Director and Senior Independent Director (SID) Date appointed to the Board: May 2016 Independent: Yes Key strengths/experience – In depth experience working in the food and beverage industry – Consults on international business strategy, marketing and sustainable business development – Global perspective on CCEP’s activities – Experience of chairing remuneration committees Key external commitments Director of Christine Cross Ltd, non-executive director of Hilton Food Group plc, Clipper Logistics plc, Pollen Estate and Chairman of Oddbox Delivery Ltd Previous roles Director of Brambles Limited, Fenwick Limited, Kathmandu Holdings Limited, Next plc, Woolworths (Au) plc, Sobeys (Ca) plc, Plantasgen, Fairmont Hotels Group plc, Sonae – SGPS, S.A., Premier Foods plc, Taylor Wimpey plc and member of the Supervisory Board of Zooplus AG Key strengths/experience – Successful tech entrepreneur and investor – Expert in e-commerce and digital transformation, innovation, mobile, data and social marketing – International consumer goods experience Key external commitments Non-executive director of Calida Group and Lightspeed Commerce Inc., Senior Advisor to BCG Digital Ventures, and President of Tailwind International Corp, a Special Purpose Acquisition Company Previous roles Founder and CEO of Shopcade, Interactive Business director&#9;of&#9;the&#9;TBWA&#9;Tequila&#9;Group,&#9;Asia&#9;Pacific&#9; E-business and CRM Manager for Club Med, co-founder and Managing Director of Priceminister, Financial Analyst for Lazard and non-executive director of HEC Paris Key strengths/experience – Broad knowledge of working in the food and beverage industry – Extensive understanding of the Coca-Cola system, particularly in Iberia – Expertise&#9;in&#9;finance&#9;and&#9;investment&#9;banking – Strategic and investment advisor to businesses in varied sectors Key external commitments Director of Olive Partners, S.A. and Sinensis Seed Capital SCR de RC, S.A. Previous roles Various board appointments in the Coca-Cola system, including as President of Begano, S.A., director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas&#9;and&#9;Garcon&#9;Vallv&eacute;&#9;&&#9;Contreras&#9;and&#9;director&#9;of&#9; Global Omnium (Aguas de Valencia, S.A.) Key strengths/experience – Chairman/CEO of international public companies – Manufacturing and distribution expertise – Extensive international management experience in Europe – Investment&#9;and&#9;finance&#9;experience Key external commitments CEO of The Taffrail Group, LLC and non-executive director of Universal Corporation Previous roles Chairman and CEO of Chesapeake Corporation, President and CEO of Riverwood International Corporation, director of Coca-Cola Enterprises, Inc., GenOn Corporation, Mirant Corporation, ModusLink Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. Directors’ biographies CONTINUED 69 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

AT A C N R AT A C N R AT A C N R AT A C N R Dagmar Kollmann Non-executive Director(A) Date appointed to the Board: May 2019 Independent: Yes Alfonso L&iacute;bano Daurella Non-executive Director Date appointed to the Board: May 2016 Independent: No Mark Price Non-executive Director Date appointed to the Board: May 2019 Independent: Yes Mario Rotllant Sol&aacute; Non-executive Director Date appointed to the Board: May 2016 Independent: No Key strengths/experience – Expert&#9;in&#9;finance&#9;and&#9;international&#9;listed&#9;groups – Thorough understanding of capital markets and mergers and acquisitions – Extensive commercial and investor relations experience – Strong executive and senior leadership experience in global businesses – Risk oversight and corporate governance expertise Key external commitments Chairman of the Supervisory Board of Citigroup Global Markets Europe AG, non-executive director of Unibail-Rodamco-Westfield&#9;SE,&#9;Deutsche&#9;Telekom&#9;AG&#9; and Paysafe Group Limited, and Commissioner in the German Monopolies Commission Previous roles CEO and Country Head in Germany and Austria for Morgan Stanley, member of the board of Morgan Stanley International Ltd in London, Associate Director of UBS in London,&#9;non-executive&#9;director&#9;of&#9;KfW&#9;IPEX-Bank&#9;and&#9; Deputy Chairman of the Supervisory Board of Deutsche Pfandbriefbank AG (A)&#9;Dagmar&#9;succeeded&#9;Jan&#9;Bennink&#9;as&#9;Chairman&#9;of&#9;the&#9;Affiliated&#9; Transaction Committee in March 2022, Jan will continue to serve as a member of the committee. Key strengths/experience – Developed the Daurella family’s association with the Coca-Cola system – Detailed knowledge of the Coca-Cola system – Insight to CCEP’s impact on communities from experience as trustee or director of charitable and public organisations – Experienced corporate social responsibility (CSR) committee chair Key external commitments Vice Chairman and Member of the Executive Committee of Cobega, S.A., director of Olive Partners, S.A., Chairman of Equatorial Coca-Cola Bottling Company, S.L., Vice- Chairman of MECC Soft Drinks JLT, Co-chair of the Polaris Committee at United Nations and FBN, and Ambassador of the Family Business Network and member of the board of the American Chamber of Commerce in Spain Previous roles Various roles at the Daurella family’s Coca-Cola bottling business,&#9;director&#9;and&#9;Chairman&#9;of&#9;the&#9;Quality&#9;&&#9;CRS&#9; Committee of Coca-Cola Iberian Partners, S.A, director of Grupo Cacaolat, S.L. and director of The Coca-Cola Bottling Company of Egypt, S.A.E, member of the board of Banco Espanol de Credito Banesto, and Chair of Family Business Europe Key strengths/experience – Extensive experience in the retail industry – A deep understanding of international trade – Strong strategic and sustainable development skills Key external commitments Member of the House of Lords, Founder of WorkL, Chair of Trustees of the Fairtrade Foundation UK and President and Chairman of the Chartered Management Institute Previous roles Managing Director of Waitrose and Deputy Chairman of John Lewis Partnership, non-executive director and Deputy Chairman of Channel 4 TV and Minister of State for Trade and Investment and Trade Policy, Chair of Business in the Community, The Prince’s Countryside Fund and Member of Council at Lancaster University Key strengths/experience – Deep understanding of the Coca-Cola system – Extensive international experience in the food and beverage industry – Experience of chairing a remuneration committee Key external commitments Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling Company, Chairman of the Advisory Board of Banco Santander, S.A. in Catalonia and a director of Equatorial Coca-Cola Bottling Company, S.L. Previous roles Second Vice-Chairman and member of the Executive Committee&#9;and&#9;Chairman&#9;of&#9;the&#9;Appointment&#9;&&#9; Remuneration Committee of Coca-Cola Iberian Partners, S.A. Directors’ biographies CONTINUED 70 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

AT A C N R Garry Watts Non-executive Director Date appointed to the Board: April 2016 Independent: Yes Key strengths/experience – Extensive business experience in Western Europe and the UK, including as CEO of a global consumer goods business – Served as executive and non-executive director in a broad variety of sectors and previously chaired the Audit Committee of a sizeable company – Financial expertise, experience and skills – Formerly an auditor Key external commitments Senior Independent Director of Circassia Pharmaceuticals plc Previous roles Audit partner at KPMG LLP, CFO of Medeva plc, CEO of SSL International, director of Coca-Cola Enterprises, Inc., Deputy Chairman and Audit Committee Chairman of Stagecoach Group plc and Protherics plc and Chairman of BTG plc, Foxtons Group plc and Spire Healthcare Group plc AT A C N R Dessi Temperley Non-executive Director Date appointed to the Board: May 2020 Independent: Yes Key strengths/experience – Financial and technical accounting expertise – Strong commercial insights and knowledge of European markets – International consumer brands experience – Skilled in technology Key external commitments Non-executive director and Chairman of the Audit Committee of Cimpress plc, non-executive director of Philip Morris International Inc. and member of the Supervisory Board of Corbion N.V. Previous roles Group CFO of Beiersdorf AG, member of the Supervisory Board of tesa SE, Head of Investor Relations at Nestl&eacute;, CFO of Nestl&eacute; Purina EMENA and CFO of Nestl&eacute; South East&#9;Europe,&#9;and&#9;finance&#9;roles&#9;at&#9;Cable&#9;&&#9;Wireless&#9; and Shell Board and Committee membership changes during the year – Irial Finan resigned from the Board effective 26 May 2021 – Garry Watts was appointed as a member of the Affiliated&#9;Transaction&#9;Committee&#9;and&#9;resigned&#9; as a member of the Remuneration Committee effective 20 October 2021 – John Bryant was appointed as a member of the Remuneration Committee and resigned as a member&#9;of&#9;the&#9;Affiliated&#9;Transaction&#9;Committee&#9; effective 20 October 2021 Directors’ biographies CONTINUED AT A C N R Brian Smith Non-executive Director Date appointed to the Board: July 2020 Independent: No Key strengths/experience – Extensive experience of working in the Coca-Cola system – Deep understanding of in market executional leadership – Strong talent development and deployment skills – Broad&#9;knowledge&#9;of&#9;global&#9;field&#9;operations&#9;at&#9;TCCC Key external commitments President and COO at TCCC and non-executive director and member of the Compensation Committee of Evertec, Inc. Previous roles President of TCCC’s Europe, Middle East and Africa group, President of TCCC’s Latin America group, Executive Assistant to TCCC’s CEO and Vice Chairman, President of Brazil division, President of the Mexico division and also Latin America group manager for mergers and acquisitions at TCCC 71 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

The senior management and Damian Gammell together constitute the members of the Executive Leadership Team (ELT). Senior management Nik Jhangiani Chief Financial Officer Appointed May 2016 Nik&#9;has&#9;more&#9;than&#9;25&#9;years&#9;of&#9;finance&#9;experience,&#9; including 20 years within the Coca Cola system, previously as Senior Vice President and CFO for Coca-Cola Enterprises, Inc. Nik started his career in&#9;New&#9;York&#9;at&#9;accountancy&#9;firm&#9;Deloitte&#9;&&#9;Touche&#9; before spending two years at Bristol-Myers Squibb as International Senior Internal Auditor. He then joined the Colgate-Palmolive Company in New York where he was appointed Group Financial Director for the Nigerian operations, before moving to TCCC in Atlanta. He is a&#9;Certified&#9;Public&#9;Accountant. Jos&eacute; Antonio Echeverr&iacute;a Chief Customer Service and Supply Chain Officer Appointed September 2019 Jos&eacute; Antonio leads CCEP’s end to end supply chain and customer service. He is focused on creating a superior experience for our customers, while delivering an expanded and sustainable portfolio of drinks and packaging. He has been a part of the Coca-Cola system since 2005, serving as Vice President of Strategy and Transformational Projects for the Iberia Business Unit, and Vice President, Strategy and Coordination for Supply Chain across CCEP. Stephen Lusk Chief Commercial Officer Appointed March 2021 Stephen is responsible for advancing and shaping our commercial strategy, capabilities and driving our performance in the market and with customers. He works closely with our franchise partners to bring their brands and products to life. Stephen has spent the last 30 years in the Coca-Cola system, holding senior positions in supply chain, sales and marketing and general management in Europe. Most recently, he led the Coca-Cola bottler in Singapore, Malaysia and Brunei. Clare Wardle General Counsel and Company Secretary Appointed July 2016 Clare leads legal, risk, compliance, security and company secretariat. Prior to joining CCEP, she was Group General&#9;Counsel&#9;at&#9;Kingfisher&#9;plc,&#9;Commercial&#9;Director,&#9; General Counsel and Company Secretary at Tube Lines and held senior roles at the Royal Mail Group. She began her career as a barrister before moving to Hogan Lovells. Clare is the Senior Independent Director of The City of London Investment Trust plc and Modern Pentathlon GB. Peter Brickley Chief Information Officer (CIO) Appointed November 2016 Peter leads the business process and technology function at CCEP, including steering CCEP’s investments in technology solutions. Peter has over 20 years’ experience leading technology for global businesses including Heineken, Centrica and BAT. More recently, he was Global CIO and Managing Director of Global Business Services at SABMiller. Peter is also a trustee of the Brain and Spine Foundation. Ana Callol Chief Public Affairs, Communications and Sustainability Officer Appointed January 2022 Ana leads CCEP’s sustainability strategy, effective communication with stakeholders and employees, and engagement with media, policymakers and communities. Ana has worked within the Coca-Cola System for over 20 years in roles across the spectrum of marketing, sustainability, communications and public affairs. Her consumer and customer orientation and leadership experience helps CCEP accelerate its sustainability plan, This is Forward, and strengthen the development and growth of PACS capabilities. 72 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Senior management CONTINUED Victor Rufart Chief Integration Officer Appointed October 2016 Victor leads business strategy and business transformation. Prior to joining CCEP, he was CEO of Coca-Cola Iberian Partners, S.A. and spent 25 years at Cobega, S.A. Whilst with Cobega, S.A., he held a number of senior roles including Director of New Business, Head of Finance, advisor in the formation of the Equatorial Coca Cola Bottling Company and Head of Tax Planning. Leendert den Hollander, General Manager, Northern Europe Business Unit Appointed September 2020 Leendert is responsible for CCEP’s business unit in Northern Europe, including Belgium, Luxembourg, the Netherlands, Sweden, Norway and Iceland. Previously, he was General Manager of Great Britain. Prior to CCEP, Leendert was CEO of Young’s Seafood and Managing Director at Findus Group Ltd. Earlier in his career, Leendert&#9;spent&#9;15&#9;years&#9;at&#9;Procter&#9;&&#9;Gamble&#9;in&#9;senior&#9; marketing positions. Francesc Cosano General Manager, Iberia Business Unit Appointed May 2016 Francesc leads CCEP’s business unit in Spain, Portugal and Andorra. He was previously the Operations Director then Managing Director of Coca-Cola Iberian Partners, S.A. Francesc has been part of the Coca-Cola system for over 30 years, and involved in a number of sales management positions, ultimately as Sales Director then Deputy General Manager. He has also worked as Regional Director for the Leche Pascual, S.A. Group, in Anglo Espa&ntilde;ola de Distribuci&oacute;n, S.A. Stephen Moorhouse General Manager, Great Britain Business Unit Appointed September 2020 Stephen is responsible for CCEP’s business unit in Great Britain. He has over 25 years’ experience in the Coca-Cola system, leading business operations and supply chain. Stephen has held a number of other senior executive roles throughout Europe, most recently as General Manager of Northern Europe. Prior to joining, he worked overseas for the Swire Group in the US and Asian Pacific&#9;region.&#9;Stephen&#9;is&#9;a&#9;member&#9;of&#9;the&#9;British&#9;Soft&#9; Drinks Association. V&eacute;ronique Vuillod Chief People and Culture Officer Appointed November 2020 V&eacute;ronique heads CCEP’s People and Culture function. Having joined the Coca-Cola bottling system more than 20 years ago, she has worked in many human resources (HR) positions across business units, commercial and supply chain functions overseeing HR strategy and partnering with business leaders. Most recently, Veronique was Vice President, People and Culture in France. She began her career as a management consultant with PricewaterhouseCoopers. She supports the promotion of inclusion and diversity, HR best practices in leadership and workplace, and innovations networks. Frank Molthan, General Manager, Germany Business Unit Appointed May 2016 Frank leads CCEP’s Business Unit in Germany and has over 30 years’ experience in Germany’s Coca-Cola system. He started his career at Coca-Cola bottling operations in Schleswig-Holstein and North Rhine- Westphalia. He has held a range of regional and commercial leadership roles, latterly as HR Director for Coca-Cola Germany. He was also Managing Director of Coca-Cola Deutschland Verkauf GmbH and Co. KG. Fran&ccedil;ois Gay-Bellile General Manager, France Business Unit Appointed July 2020 Fran&ccedil;ois is responsible for CCEP’s business unit in France. His career began at Pernod-Ricard as a brand manager. He joined TCCC in France in 1996. Over his 24 years at TCCC he held roles of increasing responsibility in marketing, commercial and general management in the US, Asia and Europe. Before joining CCEP, Fran&ccedil;ois was General Manager for TCCC in France. He is a director of the French Soft Drinks Association (Boissons Rafra&icirc;chissantes de France), the&#9;French&#9;Food&#9;&&#9;Beverage&#9;Association&#9;(Association&#9; Nationale de l’Industrie Alimentaire) and ILEC (Institut de Liaisons des Enterprises de Consommation). Peter West General Manager, Australia, Pacific and Indonesia Business Unit Appointed May 2021 Peter was appointed Vice President and General Manager of the API business unit in May 2021, following the Acquisition. Peter originally joined CCL as Managing Director, Australian Beverages in April 2018. Prior to this role, Peter was Managing Director of Lion’s Dairy and Drinks business in Australia and has held several senior roles at Arnott’s Biscuits Ltd and Mars Confectionery, including Regional President for Continental Europe for Mars Chocolate. 73 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Accountability Corporate governance report CONTINUED Delegation Governance framework Our corporate governance framework is summarised below with further detail provided on the following pages Affiliated Transaction Committee (ATC) Has&#9;oversight&#9;of&#9;transactions&#9;with&#9;affiliates&#9;and&#9;makes&#9;recommendations&#9;to&#9;the&#9;Board&#9;(affiliates&#9;are&#9;holders&#9;of&#9;5%&#9;or&#9;more&#9; of the securities or other ownership interests of CCEP). Audit Committee Monitors&#9;the&#9;integrity&#9;of&#9;the&#9;Group’s&#9;financial&#9;statements&#9;and&#9;results&#9;announcements,&#9;the&#9;effectiveness&#9;of&#9;internal&#9;controls&#9; and risk management, as well as managing the external auditor relationship. &#7; Read&#7;more&#7;about&#7;our&#7;Audit&#7;Committee&#7;on&#7;pages 86–91 Corporate Social Responsibility (CSR) Committee Oversees performance against CCEP’s strategy and goals for CSR, reviews CSR risks facing CCEP, including health and safety and climate change risks, and the practices by which these risks are managed and mitigated, approves sustainability commitments and targets, and monitors and reviews public policy issues that could affect CCEP. &#7; Read&#7;more&#7;about&#7;sustainability&#7;on&#7;pages 18–36 &#7; See&#7;our&#7;Sustainability&#7;governance&#7;framework&#7;on&#7;page 20 Full sustainability performance data for 2021 will be published on our website in May 2022. Nomination Committee Sets selection criteria and recommends candidates for appointment as INEDs, reviews Directors’ suitability for election/re-election&#9;by&#9;shareholders,&#9;considers&#9;Directors’&#9;potential&#9;conflicts&#9;of&#9;interest,&#9;oversees&#9;development&#9;of&#9;a&#9;diverse&#9; pipeline for senior management and Director succession, and oversees wider people matters for the Group, including culture, diversity, succession, talent and leadership. &#7; Read&#7;more&#7;about&#7;our&#7;Nomination&#7;Committee&#7;on&#7;pages 82–85 Remuneration Committee Recommends remuneration policy and framework to the Board and shareholders, recommends remuneration packages for members of the Board to the Board, approves remuneration packages for senior management, reviews workforce remuneration and related policies and principles, and governs employee share schemes. &#7; Read&#7;more&#7;about&#7;our&#7;Remuneration&#7;Committee&#7;on&#7;pages 92–107 Ad hoc Committees – Disclosure Committee – Results and Dividend sub committee Values Included in our Code of Conduct, ways of working and our culture Our Strategy Guided by our growth platform to ensure we generate sustainable shareholder returns CEO Empowered by authority of the Board to put agreed strategy into effect and run CCEP on a day to day basis ELT Team&#9;members&#9;with&#9;defined&#9; areas of responsibility support and report to the CEO Our people 33,000 employees making, selling and distributing great beverages Stakeholders Including our people, customers, suppliers, franchisors, investors, consumers and communities Board of Directors Provides overall leadership, independent oversight of performance and is accountable to shareholders for the Group’s long-term success 74 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Statement of compliance The governance framework of the Company is set out in its Articles of Association (the Articles) and the Shareholders’ Agreement. These provide a high level framework for the Company’s affairs, governance and relationship with its stakeholders and its shareholders. The Articles and frequently asked questions about the governance framework are available on the Company’s website at www.cocacolaep.com/about-us/governance. Statement of compliance with the UK Corporate Governance Code We follow the UKCGC on a comply or explain basis. CCEP is not subject to the UKCGC as it has a standard listing&#9;of&#9;ordinary&#9;shares&#9;on&#9;the&#9;Official&#9;List.&#9;However,&#9;we&#9; have chosen to comply with the UKCGC where possible and explain areas of non-compliance to demonstrate our commitment to good governance as an integral part of our culture. Save as set out below, CCEP complied with the UKCGC during the year ended 31 December 2021. A copy of the UKCGC is available on the Financial Reporting Council’s (FRC) website: www.frc.org.uk/ directors/corporate-governance-and-stewardship/ uk-corporate-governance-code. Chairman UKCGC provision 9 The Chairman, Sol Daurella, was not considered independent on either her appointment or election, within the&#9;meaning&#9;of&#9;the&#9;UKCGC.&#9;However,&#9;we&#9;benefit&#9;from&#9;her&#9; vast knowledge of, and long-term commitment to, the Coca-Cola system and her extensive experience and leadership skills, gained from her roles as director and CEO of large public and private institutions across many different sectors. Annual re-election UKCGC provision 18 Sol Daurella, the Chairman, will not be subject to re-election during her nine year tenure following the completion of the Merger. This recognises the importance of her extensive experience and knowledge of the beverage&#9;industry,&#9;and&#9;the&#9;significant&#9;shareholding&#9;of&#9; Olive Partners, S.A. (Olive Partners) in the Company. To provide stability, none of the INEDs were put up for election at an Annual General Meeting (AGM) before the AGM in 2019 when three INEDs were put up for election. At the AGM in 2020, three INEDs were put up for election and three INEDs were put up for re-election. At the AGM in 2021, three additional INEDs were put up for election so that, in total, all nine INEDs were put up for election or re-election (Jan Bennink, John Bryant, Christine Cross, Nathalie Gaveau, Thomas H. Johnson, Dagmar Kollmann, Mark Price, Dessi Temperley and Garry Watts). This arrangement was in place to ensure effective representation of public shareholders and to retain INEDs’&#9;influence&#9;over&#9;the&#9;Company’s&#9;strategic&#9;direction&#9; and operation, following the completion of the Merger. From the 2022 AGM, all INEDs will be subject to annual re-election&#9;from&#9;the&#9;point&#9;of&#9;their&#9;first&#9;election&#9;at&#9;an&#9;AGM. Remuneration UKCGC provision 32 The Remuneration Committee is not comprised solely of INEDs, although it is comprised of a majority of INEDs. The Shareholders’ Agreement requires that the Remuneration Committee comprises at least one Director nominated by: – Olive Partners, for as long as it owns at least 15% of the Company – European Refreshments Unlimited Company (ER), a subsidiary of TCCC, for as long as it owns at least 10% of the Company The Remuneration Committee, and its independent Chairman,&#9;benefit&#9;from&#9;the&#9;nominated&#9;Directors’&#9; extensive understanding of the Group’s market. Remuneration UKCGC provision 33 The Remuneration Committee is not solely responsible for setting the remuneration of the Chairman and CEO. Instead, the Board (excluding any Director whose remuneration is linked to the decision) determines their remuneration, including the Non-executive Directors (NEDs), on the recommendation of the Remuneration Committee and following rigorous analysis and debate. To date, the Board has followed all of the Remuneration Committee’s recommendations. Differences between the UKCGC and the Nasdaq corporate governance rules (the Nasdaq Rules) In 2021, CCEP transferred its US stock exchange listing to Nasdaq from the NYSE. The Company is classed as a Foreign Private Issuer (FPI). It is therefore exempt from most of the Nasdaq Rules that apply to domestic US listed companies, because of its voluntary compliance with the UKCGC. However, under the Nasdaq Rules, the Company is required to disclose differences between its corporate governance practices and those followed by domestic US companies listed on Nasdaq. The differences are summarised below. Director independence The Nasdaq Rules require a majority of the Board to be independent. The UKCGC requires at least half of the Board (excluding the Chairman) to be independent. The Nasdaq Rules contain different tests from the UKCGC for determining whether a director is independent. The independence of CCEP’s NEDs is reviewed by the Board on an annual basis, taking into account the guidance contained in the UKCGC and criteria established by the Board. It has determined that a majority of the Board is independent, without explicitly taking into consideration the independence requirements outlined in the Nasdaq Rules. Board Committees CCEP has a number of committees whose purpose and composition are broadly comparable to the requirements of the Nasdaq Rules for domestic US companies. However, other than the Audit Committee, committee members are not all INEDs, although in all cases the majority are. Each committee has its own terms of reference (broadly equivalent to a charter document) which are reviewed annually and can be found on our website at www.cocacolaep.com/about-us/ governance/ committees. A summary of the terms of reference, roles and activities of the Audit Committee, Nomination Committee and the Remuneration Committee can be found in the Committees’ respective reports. The Remuneration Committee’s terms of reference include responsibility for matters relating to remuneration policy, share-based&#9;incentive&#9;plans,&#9;employee&#9;benefit&#9;plans&#9;and&#9; implementation of remuneration policy. Audit Committee More information about the Audit Committee is set out in its report, including compliance with the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended, and Rule 5605(c)(2)(A) of the Nasdaq Rules. The Audit Committee is comprised only of INEDs (complying with the Nasdaq Rules). However, the responsibilities of the Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act) follow the UKCGC’s recommendations rather than the Nasdaq Rules, although they are broadly comparable. One of the Nasdaq’s similar requirements for the Audit Committee states that at least one member of the Audit Committee should&#9;have&#9;accounting&#9;or&#9;related&#9;financial&#9;management&#9; expertise. The Board has determined that John Bryant, Dagmar Kollmann, Dessi Temperley and Garry Watts possess such expertise and are therefore deemed the audit&#9;committee&#9;financial&#9;experts&#9;as&#9;defined&#9;in&#9;Item&#9;16A&#9; of Form 20-F. It was further determined that none of the Audit Committee members had participated in the preparation&#9;of&#9;the&#9;financial&#9;statements&#9;of&#9;the&#9;Company&#9; or any of its subsidiaries. Corporate governance report CONTINUED 75 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Corporate governance report CONTINUED Shareholder approval of equity compensation plans The Nasdaq Rules for domestic US companies require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. CCEP complies with UK requirements that are similar to those of the Nasdaq Rules. However, the Board does not explicitly take into consideration Nasdaq’s&#9;detailed&#9;definition&#9;of&#9;“material&#9;amendments”. Code of Conduct The Nasdaq Rules require relevant domestic US companies to adopt and disclose a code of conduct applicable&#9;to&#9;all&#9;directors,&#9;officers&#9;and&#9;employees.&#9;CCEP&#9; has a Code of Conduct (CoC) that applies to all Directors and&#9;the&#9;senior&#9;financial&#9;officers&#9;of&#9;the&#9;Group.&#9;If&#9;the&#9;Board&#9; amends or waives the provisions of the CoC, details of the amendment or waiver will appear on the website. No such waiver or amendment has been made or given to date. &#7; See&#7;www.ccepcoke.online/code-of-conduct-policy Our CoC applies to all our people. We also expect all third parties who work on our behalf, such as suppliers, vendors, contractors, consultants, distributors and agents, to act in an ethical manner consistent with our CoC and in compliance with our Supplier Guiding Principles. The CoC covers issues such as share dealing, anti-bribery, data protection, environmental regulation, human rights, health, safety, wellbeing and respect for others. It aligns with the UN Global Compact, the US Foreign Corrupt Practices Act, the UK Bribery Act, the UKCGC, the EU General Data Protection Regulation, the Spanish and Portuguese Criminal Codes and Sapin II. CCEP considers that the CoC and related policies address the Nasdaq Rules on the codes of conduct for relevant&#9;domestic&#9;US&#9;companies.&#9;We&#9;received&#9;no&#9;fines&#9; for CoC violations in 2021. &#7; See&#7;details&#7;of&#7;CoC&#7;Reporting&#7;on&#7;page 40 NED meetings The Nasdaq Rules require INEDs to meet at regularly scheduled executive sessions at which only independent directors are present at least twice a year. The UKCGC requires NEDs to meet without the Chairman present at least once annually to appraise the Chairman’s performance. The NEDs have regular meetings without management present and in 2021, there were two separate meetings of INEDs. Board leadership and company purpose Role of the Board The Board is primarily responsible for the Group’s strategic plan, risk appetite, systems of internal control and corporate governance policies, to ensure the long-term success of the Group, underpinned by sustainability. To retain control of key decisions and ensure there is a clear division of responsibilities, there is a formal schedule of matters reserved to the Board, which sets out the structure under which the Board manages its responsibilities, and provides guidance on how it discharges its authority and manages its activities. Reserved matters include strategic decisions, approval of annual and long-term business plans, suspension, cessation or abandonment of any material activity of the Group and material acquisitions and disposals. The Board, through the Nomination Committee, assesses and monitors the Group’s culture to ensure it aligns with the Group’s purpose, values and strategy set by the Board. &#7; Read&#7;more&#7;about&#7;our&#7;strategy&#7;on&#7;page 16 &#7; See&#7;our&#7;Nomination&#7;Committee’s&#7;report&#7;on&#7;pages 82–85 Stakeholders Stakeholders are important to CCEP and this is recognised by the Board. We use a matrix to help ensure Directors have the right engagement and information to understand stakeholders’ input to our business and our impact on them. This enables the Board to consider stakeholders’ interests in their decision making. Regular engagement with both existing and potential shareholders is important to the Board. On behalf of the Board, our CEO, CFO and the Investor Relations team engage with investors and analysts throughout the year. The Board receives regular updates on the views of shareholders and the Investor Relations programme. &#7; See&#7;a&#7;summary&#7;of&#7;our&#7;stakeholder&#7;engagement on pages 12–15 The terms of reference and remit of the Remuneration Committee include remuneration policy at all levels across the Group aligned with the Company’s long-term strategic goals. The Nomination Committee’s terms of reference and remit include key people issues such as culture, succession planning and diversity. The Chairmen of those committees are responsible for championing, and reporting back to the Board on, these matters and sit on each other’s Committee to ensure seamless coverage of the full range of people matters. The Board also takes the opportunity to engage with our people directly. &#7; Read&#7;more&#7;in&#7;the&#7;Nomination&#7;Committee&#7;report on pages 82–85 Our people are able to raise any concerns they have, online&#9;or&#9;by&#9;telephone&#9;in&#9;confidence&#9;through&#9;Speak&#9;Up,&#9; CCEP’s whistleblowing hotline. The Audit Committee updates the Board on whistleblowing arrangements, reports and investigations. &#7; Read&#7;more&#7;in&#7;the&#7;Audit&#7;Committee&#7;report&#7;on&#7;pages 87–91 Board activities during the year The Chairman sets the Board agenda, which consists of the following discussion matters: – Updates from the CEO, the CFO and other key senior executives on the business performance and key business initiatives – Governance matters – Strategy – Diversity – Sustainability – Material expenditure and other Group matters The key areas of focus for the Board’s activities and topics discussed during the year are set out in table 1 on page 77. Strategy remained a key focus for the Board. During the year, the Board considered and debated our future strategy focusing on ESG, retail in a post COVID-19 world&#9;and&#9;growth.&#9;The&#9;Board&#9;also&#9;received&#9;briefings&#9;from&#9; management on API integration, digital and sustainability. Training and development Training and development opportunities are regularly provided to Directors to ensure they provide constructive challenge to management. There are regular virtual training sessions for Directors on a wide range of topical areas. The programme for 2021 is set out in table 2 on page 78. Conflicts of interest The UK Companies Act 2006 (the Companies Act), the Articles and the Shareholders’ Agreement allow the Directors&#9;to&#9;manage&#9;situational&#9;conflicts&#9;(situations&#9;where&#9; a&#9;Director&#9;has&#9;an&#9;interest&#9;that&#9;conflicts,&#9;or&#9;may&#9;conflict,&#9; with our interests). The Nomination Committee considers issues&#9;involving&#9;potential&#9;situational&#9;conflicts&#9;of&#9;interest&#9; of Directors. Each Director is required to declare any interests&#9;that&#9;may&#9;give&#9;rise&#9;to&#9;a&#9;situational&#9;conflict&#9;of&#9; interest with CCEP on appointment and subsequently as they&#9;arise.&#9;Directors&#9;are&#9;required&#9;to&#9;review&#9;and&#9;confirm&#9; their&#9;interests&#9;annually.&#9;The&#9;Board&#9;is&#9;satisfied&#9;that&#9;the&#9; systems&#9;for&#9;the&#9;reporting&#9;of&#9;situational&#9;conflicts&#9;are&#9; operating effectively. 76 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Corporate governance report CONTINUED Table 1 Board activities in 2021 Area of focus Discussion topics Growth platform – COVID-19: protecting our people, serving our customers, supporting our communities and preserving the long-term future of the business – Increasing&#9;consumer&#9;choice&#9;by&#9;innovating&#9;on&#9;flavours&#9;and&#9;growing&#9;our&#9;portfolio&#9;of&#9; products and monitoring performance of innovations – Route to market development – Front line sales strategy – Retail environment and customer challenges – Collaborative customer growth – Pricing challenges and opportunities Accelerate competitiveness – Assessing acquisition opportunities, including CCL – The 2021 and 2022 annual business plans, including strategic priorities – Long-range planning – Transformation and competitiveness initiatives – Capital allocation and expenditure – Treasury matters including delegations of authority to management – Competitor review and market analysis Future ready culture – API integration and growth strategy – Enterprise risk management, including risk appetite and risk assessment – Safety and oversight of management’s response to fatalities – CCEP Ventures, our innovation investment fund – Engagement with CCEP’s key and other stakeholders – Approval of 2020 Modern Slavery Statement, published in May 2021 – Approval of tax strategy – Investor engagement – Relationship with TCCC and other franchisors Digital future – Digital transformation programme – Digital commercial capabilities – Approach to cyber security and risk Green future – Sustainability performance and climate strategy – Sustainable packaging strategy – Climate strategy and carbon reduction commitments – Deposit return schemes Area of focus Discussion topics Our people – People strategy including performance acceleration, employee engagement, talent, learning and development, future ready leadership – Culture and its role in supporting the strategy – Inclusion,&#9;diversity&#9;and&#9;equity&#9;(ID&E) – Employee wellbeing – Wider workforce remuneration – Attendance at virtual employee town hall Corporate governance – Public policy and regulatory developments affecting CCEP, particularly in relation to ESG – Approval&#9;of&#9;financial&#9;results&#9;and&#9;associated&#9;viability&#9;and&#9;going&#9;concern&#9;statements – Approval of trading updates – Approval of interim dividend payment – Approval&#9;of&#9;Integrated&#9;Report&#9;and&#9;Form&#9;20-F&#9;for&#9;2020,&#9;subject&#9;to&#9;final&#9;sign&#9;off&#9;by&#9; a sub committee – Approval&#9;of&#9;Notice&#9;of&#9;AGM,&#9;subject&#9;to&#9;final&#9;sign&#9;off&#9;by&#9;a&#9;sub&#9;committee – Move from NYSE to Nasdaq – Board evaluation feedback and action plan – Succession planning for the Board and improving Board diversity – Succession planning for Committee membership and chairmanship – Approval of revised and new policies – Approval of new Director appointment: Manolo Arroyo – Approval of the updated global chart of authority 77 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Corporate governance report CONTINUED Table 2 Director training and development programme Form of training Purpose Subject or speaker Briefings To focus on matters of interest to CCEP as well as on relevant commercial, legal and regulatory developments – API markets induction – API audit induction – Costa Coffee – ESG – Indonesia – New Zealand – TCCC Technical, Innovation and Supply Chain Development sessions To address requests from Directors – Brokers and shareholder activism – Data and analytics – Sustainable packaging Site visits Visits to Group businesses, factories and commercial outlets to enhance knowledge of CCEP operations and meet employees, suppliers and customers – Virtual site tour in Dongen, Netherlands and Mannheim, Germany – Virtual market tours – Opportunity to attend annual kick off meetings in business units and functions External speakers To receive insights from experts and engage with stakeholders – Our franchisors, e.g. TCCC – Our customers – Our brokers – Industry representatives Division of responsibilities Governance structure The Board, led by the Chairman, is responsible for the leadership of the Group. While both the Executive Director and NEDs have the same duties and constraints, they have different roles on the Board (see table 3). There is a clear, written division of responsibilities between the Chairman and the CEO. The Board has approved a framework of delegated authority to ensure an appropriate level of Board contribution to, and oversight of, key decisions and the management of daily business that support its long-term sustainable success. This framework has been designed to enable the delivery of the Company’s strategy and is outlined in our governance framework on page 74. The Board delegates certain matters to its Committees. Each&#9;of&#9;the&#9;five&#9;Committees&#9;has&#9;its&#9;own&#9;written&#9;terms&#9; of reference, which are reviewed annually. These are available at www.cocacolaep.com/about-us/governance/ committees. The CEO with the ELT manages the day to day business. All decisions are made in accordance with our chart of&#9;authority,&#9;which&#9;defines&#9;our&#9;decision&#9;approval&#9; requirements and ensures that all relevant parties are notified&#9;of&#9;decisions&#9;impacting&#9;their&#9;area&#9;of&#9;responsibility.&#9; The chart of authority was reviewed and updated during the&#9;year&#9;to&#9;ensure&#9;that&#9;it&#9;was&#9;fit&#9;for&#9;purpose&#9;and&#9; covered API. Board and Committee meetings The Board held six formal meetings during 2021, with additional ad hoc meetings with Board and Committee members held in line with business needs. Directors are expected to attend every meeting. If a Director is unable to attend, the relevant papers are provided to that Director in advance so that comments can be given to the Chairman or Committee Chairman, as applicable, who relays them at the meeting. Afterwards, the Chairman or Committee Chairman, as applicable, also briefs the Director on the matters discussed. Attendance during 2021 is set out in table 4 on page 80. The Chairman attends most Committee meetings. There is cross membership between the Audit Committee and Remuneration Committee. This helps ensure remuneration outcomes align with the underlying performance of CCEP. The Chairman of the Nomination Committee sits on the Remuneration Committee and the Chairman of the Remuneration Committee sits on the Nomination&#9;Committee.&#9;This&#9;reflects&#9;CCEP’s&#9;joined&#9; up approach to investing in and rewarding our people. Cross membership between Committees enables active collaboration and liaison across Committees. At the end of most Board meetings, two sessions are held: one that all Directors attend, without management present, and the other that all NEDs attend, without management or the CEO present. In 2021, there were also two separate meetings of INEDs. Directors may raise any matter they wish for discussion at these sessions. 78 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Corporate governance report CONTINUED Board support Board meetings are scheduled at least one year in advance, with ad hoc meetings arranged to suit business needs. Prior to COVID-19, meetings were held in a variety of&#9;locations,&#9;reflecting&#9;our&#9;engagement&#9;with&#9;all&#9;aspects&#9;of&#9; our international business. COVID-19 restrictions meant the Directors were only able to meet in person once. The remaining Board and Committee meetings were held virtually. The agenda of Board meetings follow our annual Board programme. This sets out the standing items at each meeting, such as periodic activities (including results and AGM documentation), business plan and the assessment of Board evaluation results. Before the Board meeting, the Chairman, CEO and Company&#9;Secretary&#9;agree&#9;the&#9;final&#9;agenda.&#9;This&#9;covers&#9; discussion items such as the status of ongoing projects and&#9;stakeholder&#9;considerations.&#9;Comprehensive&#9;briefing&#9; papers are circulated electronically to all Directors, to allow time to review the matters which are to be discussed. Throughout the year Directors have access to the advice and services of the Company Secretary and independent professional advice, at the Company’s expense. Board paper review In 2021, Independent Audit (IA) carried out an externally facilitated Board paper review. IA does not have any connection with the Board or any individual Director. The Board paper review involved a detailed review of the materials presented to Board and Committee meetings combined with interviewing preparers of papers and the Company Secretarial team. The review produced a detailed proposal with suggestions to improve the format and content of Board papers, along with the Board paper preparation process. Overall,&#9;the&#9;review&#9;confirmed&#9;that&#9;Board&#9;papers&#9;work&#9;in&#9; communicating the core information needed for effective Board oversight but opportunities to strengthen their effectiveness&#9;were&#9;identified.&#9;IA&#9;also&#9;supported&#9;the&#9; development of our board papers through a series of advice sessions for the preparers of papers. In 2022, actions will be taken to implement these improvements. Independence of Non-executive Directors The Board reviewed the independence of all the NEDs against the UKCGC and also considered the requirements of SEC Rule 10A-3 in relation to the Audit Committee. It determined that Jan Bennink, John Bryant, Christine Cross, Nathalie Gaveau, Thomas H. Johnson, Dagmar Kollmann, Mark Price, Dessi Temperley and Garry Watts are independent and continue to make effective contributions. The Board recognises that seven of CCEP’s NEDs, including the Chairman, cannot be considered independent. However, they continue to demonstrate effective judgement when carrying out their roles and are clear on their obligations as Directors, including under section 172 of the Companies Act. Our CEO, Damian Gammell, is not considered independent because of his executive responsibilities to the Group. Consequently, the majority of the Board are independent. Table 3 Roles on the Board Role Responsibilities Chairman – Operating, leading and governing the Board – Setting meeting agendas, managing meeting timetables – Promoting a culture of open debate between Directors and encouraging effective communication during meetings – Creating the conditions for overall Board and individual Director effectiveness CEO – Leading the business – Implementing strategy approved by the Board – Overseeing the operation of the internal control framework SID – Advising and supporting the Chairman by acting as an alternative contact for shareholders and as an intermediary to NEDs NEDs – Providing constructive challenge, strategic guidance, external insight and specialist advice to the Board and its Committees – Hold management to account – Offering their extensive experience and business knowledge from other sectors and industries Company Secretary – Assisting the Chairman by ensuring that all Directors have full and timely access to relevant information – Advising the Board on legal, compliance and corporate governance matters – Organising the induction and ongoing training of Directors Composition, succession and evaluation Board diversity and composition The composition of the Board and its Committees is set out in table 4 on page 80. This includes details of appointments and resignations during 2021. As their biographies on pages 66–71 show, our Board members have a range of backgrounds, skills, experiences and nationalities, demonstrating a rich cognitive diversity beyond gender. &#7; See&#7;an&#7;overview&#7;of&#7;our&#7;Directors’&#7;skills&#7;and&#7;experience&#7; on page 66 &#7; Read&#7;more&#7;about&#7;the&#7;Group’s&#7;approach&#7;to&#7;ID&E&#7; on pages 37–39 Our commitment to diversity begins at the top, with clear leadership from our Board, and is embedded at every level of our business through our Inclusion and Diversity Policy, This is Forward and the CoC. We are committed to reaching 33% female Board membership by 2023 and aim to appoint at least one Director from an ethnic minority to the Board. Furthermore, the Board considers that it would be appropriate to have 40% female representation overall and will, with its stakeholders, work towards that as a longer term aim. The Nomination Committee is committed to overseeing a diverse pipeline for senior management and Director positions. &#7; Read&#7;more&#7;about&#7;Board&#7;succession&#7;and&#7;diversity&#7;on&#7;page 83 &#7; See&#7;the&#7;Board’s&#7;diversity&#7;policy&#7;in&#7;the&#7;Criteria&#7;for&#7;selection&#7;of&#7; &#7; INEDs&#7;at&#7;www.cocacolaep.com/about-us/governance 79 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Corporate governance report CONTINUED Table 4 Meeting attendance by Board and Committee members(A) Independent or nominated by Olive Partners or ER(B) Board of Directors Affiliated Transaction Committee Audit Committee CSR Committee Nomination Committee Remuneration Committee Chairman Sol Daurella Nominated by Olive Partners 6 (6) 5 (5) 5 (5) Executive Director Damian Gammell CEO 6 (6) Non-executive Directors Manolo Arroyo(C) Nominated by ER 4 (4) 3 (3) 3 (3) Jan Bennink(D) Independent 6 (6) 5 (5) 5 (5) John Bryant(E) Independent 6 (6) 4 (4) 9 (9) 1 (1) Jos&eacute; Ignacio Comenge Nominated by Olive Partners 6 (6) 5 (5) Christine Cross Independent 6 (6) 5 (5) 6 (6)(I) Irial Finan(C)(F) Nominated by ER 2 (2) 2 (2) 2 (3) Nathalie Gaveau Independent 6 (6) 5 (5) &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Nominated by Olive Partners 6 (6) Thomas H. Johnson(F) SID 6 (6) 5 (5)(I) 5 (6) Dagmar Kollmann(D)(G) Independent 5 (6) 5 (5)(I) 8 (9) Alfonso L&iacute;bano Daurella Nominated by Olive Partners 6 (6) 5 (5)(I) Mark Price Independent 6 (6) 4 (5) 5 (5) Mario Rotllant Sol&agrave; Nominated by Olive Partners 6 (6) 6 (6) Brian Smith Nominated by ER 6 (6) 5 (5) Dessi Temperley Independent 6 (6) 9 (9) Garry Watts(H) Independent 6 (6) 1 (1) 9 (9)(I) 5 (5) (A) The maximum number of scheduled meetings in the period during which the individual was a Board or Committee member is shown in brackets. (B) Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement. (C) Manolo Arroyo was appointed as a Director by ER when Irial Finan stepped down on 26 May 2021. (D)&#9;Dagmar&#9;Kollman&#9;succeeded&#9;Jan&#9;Bennink&#9;as&#9;Chairman&#9;of&#9;the&#9;Affiliated&#9;Transaction&#9;Committee&#9;effective&#9;9&#9;March&#9; 2022, Jan Bennink will continue to serve as a member. (E)&#9;Effective&#9;20&#9;October&#9;2021,&#9;John&#9;Bryant&#9;resigned&#9;as&#9;a&#9;member&#9;of&#9;the&#9;Affiliated&#9;Transaction&#9;Committee&#9;and&#9; was appointed as a member of the Remuneration Committee. (F) Irial Finan and Thomas H. Johnson were both unable to attend the May 2021 Remuneration Committee and Christine Cross consented to act as their alternates. (G) Dagmar Kollman was unable to attend: the March 2021 CSR Committee meeting and appointed Christine Cross as her alternate; the September 2021 Audit Committee; and one day of the December 2021 Board meeting and appointed Nathalie Gaveau as her alternate. (H) Effective 20 October 2021, Garry Watts resigned as a member of the Remuneration Committee and was appointed as&#9;a&#9;member&#9;of&#9;the&#9;Affiliated&#9;Transaction&#9;Committee. (I) Chairman of the Committee Re-election of Directors The Board has determined that the Directors, subject to continued satisfactory performance, shall stand for re-election at each AGM with the exception of the Chairman as explained on page 75. All Directors appointed by Olive Partners (other than the Chairman), ER nominated Directors Manolo Arroyo and Brian Smith, plus Jan Bennink, John Bryant, Christine Cross, Damian Gammell, Nathalie Gaveau, Thomas H. Johnson, Dagmar Kollmann, Mark Price, Dessi Temperley and Garry Watts will submit themselves for re-election at the 2022&#9;AGM.&#9;The&#9;Board&#9;is&#9;confident&#9;that&#9;each&#9;Director&#9;will&#9; carry on performing their duties effectively and remain committed to CCEP. The NED terms of appointment are available for inspection at&#9;the&#9;Company’s&#9;registered&#9;office&#9;and&#9;at&#9;each&#9;AGM.&#9; Among other matters, these set out the time commitment expected of NEDs. On appointment, the Board took into account the other demands on the time of John Bryant and&#9;Manolo&#9;Arroyo.&#9;The&#9;Board&#9;is&#9;satisfied&#9;that&#9;the&#9;other&#9; commitments of all Directors do not interfere with their ability to perform their duties effectively. &#7; See&#7;the&#7;significant&#7;commitments&#7;of&#7;our&#7;Directors&#7;in&#7;their&#7; &#7; biographies&#7;on&#7;pages 67–71 80 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Corporate governance report CONTINUED Annual General Meeting The AGM continues to be a key date in our annual shareholder engagement programme. Due to certain restrictions placed on indoor public gatherings by the UK Government, and in the interests of health and safety during the COVID-19 pandemic, CCEP’s 2021 AGM was conducted as a closed meeting. We were pleased that all resolutions were passed by more than 80% of those voting. The 2022 AGM of the Company will be held in May at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom. The Notice of AGM will set out a full description of the business to be conducted at the meeting. This will be available on our website from the time of its posting to shareholders in April 2022. The Chairman, SID and Committee Chairmen are available to shareholders for discussion throughout the year to discuss any matters under their areas of responsibility, by contacting the Company Secretary. &#7; Read&#7;more&#7;about&#7;our&#7;engagement&#7;with&#7;investors&#7;on&#7;page 13 Sol Daurella, Chairman 15 March 2022 Table 5 2021 Board evaluation findings and actions Strategy Succession Decision making 2021&#9;findings Renew Board focus on long-term business strategy and risk Improve Board oversight of succession planning for key senior management positions Enhance&#9;information&#9;flows&#9;to&#9; facilitate more effective decision making Actions undertaken in 2021 – Focused on long range plan, future challenges and opportunities in the September 2021 strategy meeting – Reviewed the forward agenda with the Board to ensure key topics were covered in the annual cycle – Board involvement in risk review process evolved and risk session to be included annually at the Board, as well as the Audit Committee – Session on Executive succession to be included annually at the Board, as well as the Nomination Committee – Arrangements made for the Board to meet high potential pipeline candidates – A broader range of senior team presented in the Board and at training sessions – Committee decisions and actions provided ahead of Board meeting – Committee Chairmen to focus on key strategic issues in the report back – Independent Audit engaged to review board papers to improve reporting Table 6 Disclosure of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the UKCGC Items located elsewhere in the 2021 Integrated Report Page(s) Directors’ responsibilities statement 111 Directors’&#9;statement&#9;that&#9;they&#9;consider&#9;the&#9;Integrated&#9;Report&#9;and&#9;financial&#9;statements,&#9; taken as a whole, to be fair, balanced and understandable 111 Going concern statement 110 Assessment of the Group’s principal risks 42–47 Viability statement 48 Risk management and internal control systems and the Board’s review of their effectiveness 47 Audit Committee report 86–91 Directors’ remuneration report 92–107 Board evaluation In&#9;2021,&#9;Ffion&#9;Hague&#9;of&#9;Independent&#9;Board&#9;Evaluation&#9; (IBE) carried out an externally facilitated Board effectiveness&#9;review.&#9;Neither&#9;Ffion&#9;nor&#9;IBE&#9;has&#9;any&#9; connection with the Board or any individual Director. The Board effectiveness review involved interviewing each Director, obtaining feedback from non-Board contributors and observing Board and Committee meetings. The review produced comprehensive reports on the Board, each Committee and the Directors, and the Board discussed them in detail. Based on the feedback, a tangible action plan was developed and agreed by the Board. Overall,&#9;the&#9;Board&#9;confirmed&#9;that&#9;it&#9;continued&#9;to&#9;perform&#9; effectively. Board culture, its relationship with senior management and Board support were highly rated but some&#9;areas&#9;for&#9;further&#9;improvement&#9;were&#9;identified.&#9; These are set out in table 5. Given the depth and breadth of the 2021 effectiveness review, it was determined that an internal Board evaluation process was appropriate for 2022. This has been recommended to the Board by the Nomination Committee for 2022. Audit, risk and internal control and Remuneration Disclosures of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the UKCGC are located elsewhere in this Integrated Report. These disclosures include descriptions of the main features of CCEP’s internal control and risk management systems as required by rule 7 of the Disclosure Guidance and Transparency Rules (DTRs). Table 6 sets out where each respective disclosure can be found. 81 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Nomination Committee Chairman’s letter Looking forward to 2022 Along with its regular schedule of topics, the Committee has the following activities planned for 2022: – Focus succession planning on securing diverse INED candidates (with experience and understanding of API) – Oversee the orderly succession of Committee Chairman and membership rotation – Assess and monitor the actions to enhance the employee experience through, among other things, strengthening the voice of our people – Provide input to ensure leadership and our people have future ready skills and retain winning talent – Promote actions that support CCEP as a sustainable and high-performing organisation – Ensure an inclusive and purpose led culture is further embedded throughout CCEP on behalf of the Board – Advocate practices that support our commitment to ESG matters, particularly those related to social and governance Availability to shareholders I am available to shareholders for discussion throughout the year to answer any questions about the work of the Committee. Thomas H. Johnson, Chairman of the Nomination Committee 15 March 2022 Dear Shareholder I am pleased to report on the work of the Nomination Committee during 2021. As our Chairman explains in her introduction to the Governance and Directors’ Report, it has been an exciting year for CCEP as we welcome API. API We have supported management to integrate API and promote the values and behaviours across the region that support CCEP’s desired culture. Our people As we learn to operate in a world with COVID-19, we also continue to monitor and drive our people strategy, promote&#9;ID&E&#9;and&#9;support&#9;the&#9;actions&#9;by&#9;management&#9; to protect the wellbeing of our people. &#7; Read&#7;more&#7;about&#7;the&#7;wellbeing&#7;of&#7;our&#7;people&#7;on&#7;page 37 Board succession and diversity To secure the best people to lead CCEP, we also continued our focus on Board and senior management succession during the year. We recognise the importance of maintaining a strong pipeline for Board succession and actively continue on our search for diverse candidates aligned with our updated INED selection criteria and our restated diversity targets. &#7; Read&#7;more&#7;about&#7;Board&#7;succession&#7;and&#7;diversity&#7;on&#7;page 83 A brief summary of the Nomination Committee’s activities during 2021 is provided in table 1 on page 84. We give more details about some of these activities throughout the rest of the Nomination Committee report. We have supported management to integrate API and promote the values and behaviours across CCEP that support our desired culture. Thomas H. Johnson, Chairman of the Nomination Committee 82 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Nomination Committee report Nomination Committee role The key duties and responsibilities of the Nomination Committee are set out in its terms of reference. These are available at www.cocacolaep.com/about-us/ governance/committees. They cover the following areas: – Corporate governance – Director selection, re-election and review – Potential&#9;conflicts&#9;of&#9;interest – Evaluations of the Board and succession planning – Culture and workforce Membership Member since Thomas H. Johnson (Chairman) May 2019 Manolo Arroyo May 2021 Christine Cross May 2019 Sol Daurella May 2016 Mark Price May 2019 Activities of the Nomination Committee during the year The Nomination Committee has a process for planning its future meeting agendas and topics to be considered. Table 1 on page 84 sets out the matters considered by the Committee during 2021. Further detail is provided in this&#9;report.&#9;The&#9;Committee&#9;met&#9;five&#9;times&#9;during&#9;the&#9;year. &#7; See&#7;details&#7;of&#7;attendance&#7;at&#7;meetings&#7;on&#7;page 80 Board succession and diversity To oversee and guide the delivery of the Group’s strategy, we continue to focus on maintaining a well balanced Board with the right mix of individuals who bring their wide business knowledge and experience. To support this, we use a matrix of skills required on the Board to support the Group’s future plans, which we review annually. Also, our INED selection criteria, which we keep under&#9;review,&#9;reflect&#9;the&#9;importance&#9;of&#9;selecting&#9; candidates who can give voice to stakeholder interests effectively, particularly to help discharge the Board’s duties under section 172 of the Companies Act 2006. &#7; See&#7;our&#7;Criteria&#7;for&#7;the&#7;selection&#7;of&#7;INEDs&#7;at&#7; www.cocacolaep.com/about-us/governance Diversity on the Board Developing a diverse Board is a key focus. Cognitive diversity is important to good decision making, and we pay particular attention to this in our succession planning. This is driven by diversity of background, including gender and ethnic diversity. It is part of the INED selection criteria and diversity is a key consideration in considering potential INED candidates. In 2021, female representation on the Board remained at 29.4% which was the same level as in 2020. Regrettably, we have not reached the 33% female Board membership target as previously set by the Board and our INED selection criteria. In addition, our INED selection criteria states our ambition to appoint at least one Director from an ethnic minority to the Board, which we have not reached. We take meeting these targets seriously and the Board reviewed the INED selection criteria and targets through the year. We are committed to reaching 33% female Board membership by 2023 and aim to appoint at least one Director from an ethnic minority to the Board. Furthermore, the Board considers that it would be appropriate to have 40% female representation overall and will, with its stakeholders, work towards that as a longer term aim. We know we have more work to do and are committed to reporting on our progress transparently and making our Board more representative, in particular by paying attention to gender and ethnic diversity in our succession planning and pipeline. Our Board level diversity statistics are disclosed in accordance with the Nasdaq Rules in table 2 on page 85. &#7; See&#7;an&#7;overview&#7;of&#7;our&#7;Directors’&#7;diversity,&#7;skills&#7;and&#7; experience&#7;on&#7;page 66 Independent Non-executive Director succession We continue to plan for the managed succession of INEDs so we maintain the right balance of skills and experience on the Board and Committees. We have drawn&#9;up&#9;INED&#9;candidate&#9;specifications&#9;based&#9;on&#9;our&#9; updated INED selection criteria, our restated diversity targets&#9;and&#9;the&#9;gaps&#9;identified&#9;through&#9;our&#9;skills&#9;matrix.&#9; In&#9;2021,&#9;the&#9;skills&#9;matrix&#9;was&#9;also&#9;updated&#9;to&#9;reflect&#9; Board members’ API business experience and market knowledge. Through our review of the skills matrix, we were able to identify the likely skills that could be lost through Board refreshment. We&#9;engaged&#9;two&#9;external&#9;recruitment&#9;consultant&#9;firms,&#9; MWM Consulting and Russell Reynolds Associates, to identify potential INED candidates with the skill set identified&#9;while&#9;also&#9;having&#9;in&#9;mind&#9;the&#9;desirability&#9;of&#9; increasing API territory experience and increasing diversity. From the initial list of potential candidates, a&#9;shortlist&#9;was&#9;identified&#9;for&#9;interview&#9;by&#9;members&#9;of&#9;the&#9; Committee, the Chairman and other Board members in 2022. MWM Consulting has no connection with the Board or any individual Director. Russell Reynolds Associates supported some of CCEP’s recruitment activities in the UK and Germany in 2021. It has no other connection to CCEP and has no connection to any individual Director. Appointments during the year John Bryant was appointed to succeed Javier Ferr&aacute;n with effect&#9;from&#9;1&#9;January&#9;2021.&#9;John&#9;has&#9;a&#9;finance&#9;background&#9; and a strong track record of operational leadership and brings over 30 years’ experience in consumer goods to the Board. Further he has extensive experience in information technology and will serve as CCEP’s designated INED engaged in the cyber security strategy process. &#7; Read&#7;more&#7;in&#7;the&#7;Audit&#7;Committee&#7;report&#7;on&#7;pages 86–91 In May 2021, in accordance with the Company’s Articles and the Shareholders’ Agreement, ER nominated Manolo Arroyo to replace Irial Finan. Induction All new Directors receive a suite of induction materials explaining: – Their role and responsibilities – Attributes of an effective board – Their legal duties and responsibilities, including in relation to section 172 of the Companies Act – The calendar of Board and Committee meetings – Governance documents, policies and procedures – Committee terms of reference – Our CoC – Our share dealing code – Background information about the Group Established Directors mentor new Directors. Meetings with members of the Board and the ELT and site visits in a number of our markets are also arranged. John and Manolo each undertook a comprehensive induction programme with some meetings and site visits taking place virtually due to COVID-19. This was tailored to their individual requirements and phased to allow feedback and further customisation of meetings and other development activities. For instance, John Bryant received&#9;a&#9;briefing&#9;on&#9;CCEP’s&#9;cyber&#9;preparedness&#9; as our designated INED engaged in the cyber security strategy process. 83 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Nomination Committee report CONTINUED Executive Leadership Team During 2022 we considered succession plans for the Group’s ELT. – Stephen Lusk was promoted from the role of Vice President Commercial Development to the newly created&#9;role&#9;of&#9;Chief&#9;Commercial&#9;Officer&#9;in&#9;March&#9;2021 – Peter West, previously Managing Director of CCL, became Vice President and General Manager of the API Business Unit in May 2021, following the Acquisition – Lauren Sayeski departed as Chief Public Affairs, Communications&#9;and&#9;Sustainability&#9;Officer&#9;at&#9;the&#9;end&#9;of&#9; December 2021. Ana Callol was appointed to succeed her with effect from 1 January 2022 Evaluation At the end of each year, we recommend the process to be used to evaluate the performance of the Board and its Committees at the start of the following year. We recommended to the Board that an internal Board evaluation process be undertaken in early 2022 similar to that undertaken in 2020. The Board accepted our recommendation and appointed Lintstock to support a questionnaire based exercise, alongside interviews of all Directors by the SID. &#7; Read&#7;more&#7;about&#7;the&#7;2021&#7;Board&#7;evaluation&#7;exercise&#7;on&#7; page 81 Table 1 Matters considered by the Nomination Committee during 2021 Meeting date Key agenda items March 2021 – Wellbeing strategy and listening to the voice of our employees – Developing future ready leaders – Succession planning for ELT and senior management – Succession planning for Committee membership and chairmanship – Director succession, particularly INEDs May 2021 – Integration of API colleagues – Culture development and people strategy – ID&E:&#9;focusing&#9;on&#9;culture&#9;and&#9;heritage – Succession planning for Committee membership and chairmanship – Review of the Board’s governance guidelines – Review of the Board’s diversity targets and INED selection criteria – Succession planning for ELT and senior management July 2021 – Culture and ways of working journey – ID&E:&#9;focusing&#9;on&#9;LGBT+ – Director succession, particularly INEDs – Succession planning for Committee membership and chairmanship – Director skills matrix – Committee evaluation October 2021 – Engagement and culture pulse survey – Strategic talent management – Succession planning for Committee membership and chairmanship – Director succession, particularly INEDs – ESG December 2021 – Succession planning for ELT and senior management – People strategy: 2021 conclusion and 2022 plans – Purpose&#9;led&#9;ID&E&#9;agenda&#9;focusing&#9;on&#9;ESG,&#9;particularly&#9;social – Director succession, particularly INEDs – Board evaluation process 84 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Nomination Committee report CONTINUED Our people We oversee the approach to culture, succession planning and talent management, including diversity, for the whole Group. For Europe, we regularly receive data and actionable insights about our people through the people and culture reporting dashboard. Metrics include female leadership headcount, annual voluntary turnover, engagement scores, safety performance and promotion rate. The metrics were chosen based on external benchmarks, best practice, business relevance and availability of accurate data. We are working with management to develop the reporting needed to provide a consistent people and culture reporting dashboard for API. Inclusion, diversity and equity (ID&E) We are committed to fostering an inclusive environment where our people feel they can be themselves, be valued and&#9;belong&#9;as&#9;set&#9;out&#9;in&#9;our&#9;policy&#9;on&#9;ID&E. We&#9;regularly&#9;receive&#9;updates&#9;on&#9;ID&E&#9;initiatives&#9;and&#9; provide challenge and feedback on those actions and initiatives. In 2021, we received updates across CCEP’s five&#9;diversity&#9;pillars&#9;including&#9;gender&#9;and&#9;multi&#9; generations&#9;with&#9;focused&#9;briefings&#9;from&#9;management&#9; on culture and heritage, LGBT+ and disability. In October 2021, we conducted a voluntary, anonymous survey&#9;focused&#9;on&#9;ID&E&#9;across&#9;the&#9;majority&#9;of&#9;our&#9; countries to better understand our people’s experience at CCEP. We&#9;continue&#9;to&#9;monitor&#9;progress&#9;towards&#9;ID&E&#9;objectives&#9; in the business, in particular the target to have 40% of our management positions held by women by 2025. &#7; Read&#7;more&#7;about&#7;our&#7;approach&#7;to&#7;ID&E&#7;and&#7;workforce&#7;diversity&#7; statistics&#7;on&#7;pages 37–39 Engagement In January 2021, we conducted a pulse engagement survey and in June 2021, following the Acquisition, we conducted a global pulse engagement survey across Europe and API. We considered the results and action plans with management. We were pleased that the results showed strong engagement scores. Our people feel safe at work, excited about the future of CCEP and would recommend CCEP as&#9;a&#9;great&#9;place&#9;to&#9;work.&#9;Results&#9;also&#9;identified&#9;some&#9; areas for improvement. We are reassured that management are committed to take action on and improve scores in employee communications, personal growth opportunities and decision making. &#7; Read&#7;more&#7;about&#7;how&#7;we&#7;engage&#7;with&#7;our&#7;people&#7;on&#7;page 12 Talent and capability We believe that our people are the key to delivering our growth strategy and future ready culture. We operationalise our approach to talent and succession by regularly reviewing employee potential, identifying critical roles, updating succession plans and nurturing emerging leaders. We received updates on the progress of learning and development initiatives and the actions being taken to accelerate our philosophy that “everyone has talent and everyone can grow”. We provided challenge and feedback on those actions and initiatives. We continue to believe that building our leadership capability is a key differentiator for performance. During 2021, we continued to deliver our leadership development programme and training to accelerate performance in API. We also we formed our new global senior leadership group and refreshed our leadership competency framework. &#7; Read&#7;more&#7;about&#7;our&#7;approach&#7;to&#7;development&#7;on&#7;page 39 Independence &#7; See&#7;the&#7;list&#7;of&#7;Non-executive&#7;Directors&#7;determined&#7;to&#7;be &#7; independent&#7;on&#7;page 79 Thomas H. Johnson, Chairman of the Nomination Committee 15 March 2022 Table 2 Nasdaq Board diversity disclosure(A) Board Diversity Matrix (As of 31 December 2021) Country&#9;of&#9;principal&#9;executive&#9;offices: United Kingdom Foreign private issuer Yes Disclosure prohibited under home country law No Total number of directors 17 Female Male Non-Binary Did not Disclose Gender Part I: Gender identity Directors 5 12 0 N/A Part II: Demographic background Underrepresented individual in home country jurisdiction 0 LGBTQ+ 0 Did not disclose demographic background 14 (A) Disclosure permitted with Director consent. 85 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Audit Committee Chairman’s letter Risk management Our responsibilities include overseeing the Group’s internal control and risk management framework and, supported by our external audit team, monitoring and reviewing&#9;the&#9;integrity&#9;of&#9;the&#9;Group’s&#9;financial&#9;statements.&#9; COVID-19 continues to present a unique set of challenges. Throughout the pandemic, we’ve worked closely with management and the Board to ensure our internal controls continue to operate effectively and our risk&#9;profile&#9;remains&#9;at&#9;an&#9;appropriate&#9;level.&#9; We receive regular reports from the Head of Internal Audit on the progress of our audit plan and from our Chief Compliance&#9;Officer&#9;who&#9;oversees&#9;risks. IT and cyber security risk We also oversee CCEP’s business capability and cyber security programme from a risk control perspective. In&#9;2021,&#9;John&#9;Bryant,&#9;who&#9;has&#9;a&#9;finance&#9;background&#9;and&#9; strong track record of operational leadership as well as experience in overseeing information technology, was appointed to the Audit Committee. John will serve as CCEP’s designated INED, engaged in the cyber security strategy process. ESG We have also reviewed the sustainability metrics for capital expenditure proposals, reviewed climate risks as part of the risk management framework discussions, reviewed outputs from sustainability audits conducted and have engaged in learnings to understand the future obligations of reporting and disclosure of ESG matters. New lead audit partner We have a new lead audit partner at EY, our external auditor. Sarah Kokot has replaced Karl Havers and undertook EY’s sixth audit for CCEP in 2021. EY provides robust challenge to management and sound independent assurance&#9;on&#9;specific&#9;financial&#9;reporting&#9;judgements&#9;and&#9; the control environment. Outlook Looking forward to 2022, CCEP continues to embrace new digital capabilities and technology. I’ve no doubt cyber security will feature high on our agenda as part of our oversight of business continuity and enterprise risk management (ERM). We will also continue our enhanced supervision&#9;over&#9;the&#9;CCL&#9;integration,&#9;including&#9;SOX&#9; compliance, and to give due consideration to climate-risk and ESG-related reporting matters including any relevant consideration&#9;with&#9;respect&#9;to&#9;the&#9;Group’s&#9;financial&#9; statements. Committee effectiveness An external evaluation concluded that the Committee continued to operate effectively in 2021 and made certain recommendations for continuous improvement. More&#7;information&#7;can&#7;be&#7;found on page 81 Availability to shareholders I am available to shareholders throughout the year to answer any questions on the work of the Committee. Garry Watts, Chairman of the Audit Committee 15 March 2022 Dear Shareholder I am pleased to present the Audit Committee report for 2021. Areas of responsibility The Committee is a key part of CCEP’s governance framework, to which the Board has delegated oversight for key responsibilities. We provide support and advice to the Board on matters set out in our terms of reference, and on other matters at the request of the Board. We’ve detailed our role and responsibilities in our report over the following pages. We carry out our responsibilities in accordance with the UKCGC. CCL integration During&#9;2021,&#9;we’ve&#9;dedicated&#9;significant&#9;time&#9;to&#9; overseeing the smooth integration of API. The Committee has enhanced oversight over this process. We prioritised ensuring day one business continuity and capturing critical functional areas. Since then, the scope of our focus has also included: – progressing purchase price accounting – ensuring readiness for Sarbanes Oxley section 404 (SOX)&#9;compliance&#9;for&#9;the&#9;year&#9;ending&#9;31&#9;December&#9; 2022 – overseeing acquisition accounting matters including impacts&#9;to&#9;CCEP’s&#9;risk&#9;profile&#9;and&#9;on&#9;financial&#9; reporting – integrating&#9;the&#9;finance&#9;and&#9;internal&#9;audit&#9;functions – revisiting our audit plan to include proposed audits for API’s territories The Committee dedicated significant&#9;time&#9;overseeing&#9; the smooth integration of API. Garry Watts, Chairman of the Audit Committee 86 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Membership Member since Garry Watts (Chairman) April 2016 John Bryant January 2021 Dagmar Kollman May 2019 Dessi Temperley May 2020 See&#7;details&#7;of&#7;meeting&#7;attendance&#7;in&#7;2021 on page 80 and&#7;read&#7; more&#7;about&#7;the&#7;Audit&#7;Committee&#7;members&#7;on&#7;pages 66– 71 Key responsibilities The role and responsibilities of the Audit Committee are set out in the terms of reference, which are available at www.cocacolaep.com/about-us/governance/committees and are reviewed annually by the Committee. Key responsibilities include: Accounting and financial reporting – Monitoring the integrity of the Group’s annual audited&#9;financial&#9;statements&#9;and&#9;other&#9;periodic&#9; financial&#9;statements&#9; – Reviewing any key judgements contained in them relating&#9;to&#9;financial&#9;performance Systems of internal control and risk management – Reviewing the adequacy and effectiveness of the Group’s internal control processes – Overseeing the Group’s compliance, operational and&#9;financial&#9;risk&#9;assessments&#9;as&#9;part&#9;of&#9;the&#9;broader&#9; ERM programme – Overseeing the Group’s business capability and cyber security programmes – Overseeing climate risks as part of the ERM programme – Reviewing and assessing the scope, operation and effectiveness of the internal audit function Relationship with external auditors – Reviewing and assessing the relationship – Reviewing their independence – Agreeing terms of engagement and remuneration – Assessing the effectiveness of the external audit process – Reviewing reports from the external auditors and management&#9;relating&#9;to&#9;the&#9;financial&#9;statements&#9;and&#9; internal control systems – Making recommendations to the Board in respect of the external auditors’ appointment, re-appointment or removal Other – Supporting&#9;the&#9;Board&#9;in&#9;relation&#9;to&#9;specific&#9;matters&#9; including oversight of the annual and long-term business plans, dividend and capital structure and capital expenditure The Committee Chairman reports back at each Board meeting on matters of particular relevance and the Board receives copies of the Committee papers and minutes of meetings. Committee governance The Committee keeps the Board informed and advised on&#9;matters&#9;concerning&#9;the&#9;Group’s&#9;financial&#9;reporting&#9; requirements to ensure that the Board has exercised oversight of the work carried out by management, internal audit and the external auditor. The Group follows UK corporate governance practices, as allowed by the Nasdaq Rules for FPIs. In accordance with the UKCGC, the Committee is comprised of four NEDs in 2021, each of whom the Board has deemed to be independent.&#9;The&#9;Board&#9;is&#9;satisfied&#9;that&#9;each&#9;member&#9;of&#9; the Committee has competence relevant to the fast moving consumer goods sector, in which the Group operates. In accordance with SEC Rules, as applicable to FPIs, the Group’s&#9;Audit&#9;Committee&#9;must&#9;fulfil&#9;the&#9;independence&#9; requirements set out in SEC Rule 10-3A. The Board has determined&#9;that&#9;the&#9;Audit&#9;Committee&#9;satisfies&#9;these&#9; requirements and that all members may each be regarded&#9;as&#9;an&#9;Audit&#9;Committee&#9;financial&#9;expert,&#9;as&#9; defined&#9;in&#9;Item&#9;16A&#9;of&#9;Form&#9;20-F.&#9;It&#9;was&#9;further&#9; determined that no Audit Committee member had participated&#9;in&#9;the&#9;preparation&#9;of&#9;the&#9;financial&#9;statements&#9; of the Company or any of its subsidiaries. Matters considered by the Audit Committee during 2021 The Committee met nine times during the year. Reports from the internal and external auditors were presented as standing agenda items, along with reports from senior management on the following topics in the Committee’s remit: – Accounting and reporting matters – Legal matters – Ethics and compliance matters, including whistleblowing and CoC breaches – Business continuity management and cyber security – ERM – Capital projects, including review of sustainability metrics – Tax and Treasury matters – Climate risk disclosures The Committee’s interactions with the internal audit function and the external auditor during the year are discussed in more detail later in this report. A summary of key matters considered by the Audit Committee in 2021, in addition to standing items, is set out in table 1 on page 88. Financial reporting, significant financial issues and material judgements As a result of the acquisition of CCL and COVID-19, the Committee met regularly with management to understand and assess the key accounting impacts and considerations for the Group. The Committee met with management prior to each market&#9;announcement&#9;to&#9;consider&#9;the&#9;significant&#9; accounting judgements and estimates made, and their appropriateness.&#9;Details&#9;regarding&#9;the&#9;significant&#9; reporting&#9;matters&#9;identified&#9;and&#9;the&#9;related&#9;Committee&#9; considerations, is set out in table 2 on page 89. For the remaining matters, the Committee agreed with management that the appropriate accounting considerations had been given and the impact of each item&#9;was&#9;not&#9;material&#9;to&#9;the&#9;Group’s&#9;financial&#9;statements. See&#7;our&#7;Viability&#7;statement&#7;on&#7;page 48 Audit Committee report 87 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Audit Committee report CONTINUED Table 1 Matters considered by the Audit Committee during 2021 Meeting date Key matters considered in addition to standing agenda items(A) February 2021 – 2020&#9;preliminary&#9;Q4&#9;and&#9;full&#9;year&#9;results,&#9;including&#9;significant&#9;estimates&#9;and&#9;judgements – COVID-19 Accounting considerations (ECL’s, Inventory Loss Provisions, Share-Based Payments Awards) – Pay for performance – IAS 36 impairment review – Tax matters March 2021 – 2020 Integrated Report, including viability and going concern statements, accounting policies and&#9;related&#9;significant&#9;judgements&#9;and&#9;estimates,&#9;segmental&#9;reporting,&#9;hedging&#9;activities,&#9; post-employment&#9;benefits – Preparation activities for proposed acquisition of CCL – Re-appointment of the external auditor – Sarbanes-Oxley&#9;Act&#9;(SOX)&#9;section&#9;404&#9;(s404)&#9;compliance&#9;and&#9;impact&#9;of&#9;COVID-19&#9;on&#9; internal control environment – 2021 Internal audit plan – Treasury matters May 2021 (two meetings) – 2021 Q1 Trading update and capital markets day – CCL acquisition – COVID-19 impact – Q1 Treasury update – Chart of Authority impacts as a result of CCL acquisition – Accounting considerations in advance of year-end audit including acquisition of CCL – Business capability and cyber security update – Capital allocation and expenditure – 2021 Internal audit plan – Tax matters – External audit process and procedures July 2021 – Purchase Price Accounting in relation to API – API&#9;SOX&#9;readiness – 2021 combined internal audit and resource plan including API – API people integration – Proposal to transfer listing from NYSE to Nasdaq – Insurance and Risk – Update to treasury investment policy – Committee Evaluation Meeting date Key matters considered in addition to standing agenda items(A) September 2021 – 2021 Half year report including going concern – Disclosure controls and procedures – Pay for performance – Restructuring activities – Segmental reporting – Tax matters October 2021 – API&#9;Integration&#9;including&#9;updates&#9;on&#9;SOX&#9;Gap&#9;Assessment&#9;and&#9;integration&#9;of&#9;internal&#9; audit team – Cyber ransomware handbook – Group risk appetite framework – Half year COC report November 2021 – Q3 Trading update and FY21 Dividend declaration December 2021 – Purchase Price Accounting in relation to API – IAS 36 impairment review – Overview of FY21 Sustainability reporting and assurance – Operational technology and cyber security – Preliminary 2022 internal audit plan and budget Audit Committee assessment of the 2021 Integrated Report The Committee undertook a review of a developed draft of the 2021 Integrated Report and provided its feedback, which was applied. The Committee considered whether the Group’s position, strategic approach and performance during the year were accurately and consistently portrayed throughout the 2021 Integrated Report. As part of its review, the Committee referred&#9;to&#9;the&#9;management&#9;reports&#9;it&#9;had&#9;received&#9;and&#9;considered&#9;during&#9;the&#9;year,&#9;together&#9;with&#9;the&#9;findings&#9;and&#9; judgements of the internal and external auditors. The&#9;estimates&#9;and&#9;judgements&#9;made&#9;on&#9;the&#9;significant&#9;financial&#9;reporting&#9;matters&#9;regarding&#9;financial&#9;statements&#9;are&#9; summarised in table 2 on page 89. The Committee reviewed these in depth, along with management’s assessment of the Group as a going concern and the statement of long-term viability contained in the Strategic Report. The Committee concluded&#9;that&#9;they&#9;are&#9;appropriate&#9;and&#9;acceptable&#9;in&#9;light&#9;of&#9;the&#9;risks&#9;facing&#9;the&#9;business&#9;and&#9;all&#9;significant&#9;matters&#9; brought to the Committee’s attention during the year. The 2021 Integrated Report is, in the opinion of the Committee, fair, balanced and understandable and provides the information necessary for shareholders to assess CCEP’s performance, business model and strategy. (A) During February and March 2022, the Committee discussed matters regarding the year ended 31 December 2021, which included: – Reviewing&#9;the&#9;2021&#9;preliminary&#9;Q4&#9;and&#9;full&#9;year&#9;results&#9;and&#9;the&#9;2021&#9;Integrated&#9;Report,&#9;including&#9;its&#9;significant&#9;estimates&#9;and&#9;judgements,&#9; accounting policies, viability and going concern statements – Advising the Board on whether, in the Committee’s opinion, the 2021 Integrated Report is fair, balanced and understandable – Independent auditor’s report on the 2021 full year results – Approval of this Audit Committee report 88 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Table 2 Significant reporting matters in relation to financial statements considered by the Audit Committee during 2021 Accounting area Key financial impacts Audit Committee considerations Business combination Total consideration: €5.8 billion Intangible assets: €4.3 billion Goodwill: €2.1 billion The Group completed the acquisition of Coca-Cola Amatil (CCL) on 10&#9;May&#9;2021.&#9;The&#9;Group&#9;has&#9;engaged&#9;a&#9;third&#9;party&#9;specialist&#9;firm&#9;to&#9; support&#9;the&#9;required&#9;valuation&#9;work&#9;and&#9;significant&#9;judgments&#9;and&#9; estimates have been used to allocate the correct values to the acquired assets and liabilities. The valuation effort has been a large undertaking and the Committee has received and reviewed regular progress updates from management throughout the year. The Committee noted that amounts recorded as at 31 December 2021 are&#9;still&#9;provisional&#9;and&#9;will&#9;be&#9;finalised&#9;no&#9;later&#9;than&#9;9&#9;May&#9;2022.&#9; Deductions from revenue and sales incentives Total cost of customer marketing programmes in 2021: €4.1 billion Accrual at 31 December 2021: €1.2 billion The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for&#9;participating&#9;in&#9;specific&#9;marketing&#9;programmes.&#9;For&#9;customer&#9; incentives that must be earned, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts earned. Under IFRS 15, these types of variable consideration are deducted from revenue. There&#9;are&#9;significant&#9;estimates&#9;used&#9;at&#9;each&#9;reporting&#9;date&#9;to&#9;ensure&#9; an accurate deduction from revenue has been recorded. Actual amounts ultimately paid may be different from these estimates. At each reporting date, the Committee received information regarding the amount of customer marketing spend of the Group along with period end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period&#9;with&#9;a&#9;specific&#9;focus&#9;on&#9;the&#9;impact&#9;of&#9;COVID-19&#9;on&#9;customer&#9; activities and performance. Tax accounting and reporting 2021 book tax expense: €394 million 2021 cash taxes: €306 million 2021 effective tax rate: 28.5% The Group evaluated a number of tax matters during the year, including legislative developments across tax jurisdictions, tax accounting related to the acquisition of CCL, risks related to direct and indirect tax provisions in all jurisdictions, the deferred tax inventory and potential transfer pricing exposure. Throughout the year, the Committee received information from management on the critical aspects of tax matters affecting the Group, considered the information received, and gained an understanding of the level of risk involved&#9;with&#9;each&#9;significant&#9;conclusion. The Committee also considered and provided input on the Group’s disclosures regarding tax matters. Accounting area Key financial impacts Audit Committee considerations Asset impairment analysis Franchise intangible assets&#9;with&#9;indefinite&#9;lives:&#9; €12 billion Goodwill: €4.6 billion The Group performs an annual impairment test of goodwill and intangible&#9;assets&#9;with&#9;indefinite&#9;lives,&#9;or&#9;more&#9;frequently&#9;if&#9;impairment&#9; indicators are present. The testing is performed at a cash generating unit (CGU) level, which for the Group are based on geography and generally represent the individual territories in which the Group operates. The Committee received information from management on the impairment tests performed, focusing on the most critical assumptions such as the terminal growth rate, the discount rate and operating margin, as well as changes from the prior year. The Committee reviewed and challenged sensitivity analyses provided by management to understand the impact of changes in these critical assumptions. The&#9;Committee&#9;was&#9;satisfied&#9;with&#9;the&#9;assumptions&#9;utilised&#9;by&#9;the&#9; Group and also considered and reviewed the Group’s disclosures about its impairment testing. Restructuring accounting Restructuring cost recorded in 2021: €153 million Restructuring provision at 31 December 2021: €103 million During 2020 the Group commenced new restructuring initiatives, including the Accelerate Competitiveness programme aimed at reshaping CCEP using technology to improve productivity. These programmes include the closure of a number of sites across Germany and Iberia. The Committee was regularly updated by management on the nature of such initiatives and key assumptions underpinning&#9;the&#9;related&#9;provision&#9;in&#9;the&#9;financial&#9;statements. The Committee reviewed the Group’s restructuring provision balance as at 31 December 2021 and continued to agree that it does not contain&#9;significant&#9;uncertainty. The&#9;Committee&#9;was&#9;satisfied&#9;with&#9;the&#9;appropriateness&#9;of&#9;the&#9; restructuring accounting during the year and the disclosures included in&#9;the&#9;financial&#9;statements. Audit Committee report CONTINUED 89 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

External audit Effectiveness of the external audit process The Committee has responsibility and oversight of the Group’s&#9;relationship&#9;with&#9;its&#9;external&#9;auditor,&#9;Ernst&#9;&&#9; Young LLP (EY), and for assessing the effectiveness of the external audit process. EY was appointed as the external auditor in 2016 and the lead audit partner is Sarah Kokot who was appointed following completion of the 2020 Audit. The Committee acknowledges the provisions contained in the UKCGC and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 in respect of audit tendering. In light of the factors the Committee considers when making recommendations to the Board and based on their performance and knowledge of the business, the Committee believes that it is in the best interests of shareholders to continue to recommend EY as the external auditor and that a competitive tender process should be conducted no later than 2025. In 2021, the Committee agreed the approach and scope of&#9;the&#9;audit&#9;work&#9;to&#9;be&#9;undertaken&#9;by&#9;EY&#9;for&#9;the&#9;financial&#9; year. It also reviewed EY’s terms of engagement and agreed the appropriate level of fees payable in respect of audit and non-audit services. See&#7;details&#7;of&#7;the&#7;amounts&#7;paid&#7;to&#7;the&#7;external&#7;auditor&#7;in note 18&#7;to&#7;the&#7;consolidated&#7;financial&#7;statements&#7;on&#7;page 163 EY provided the Committee with regular reports on the status of the audit, its assessment of the agreed areas of&#9;audit&#9;focus&#9;and&#9;findings,&#9;and&#9;conclusions&#9;to&#9;date.&#9; In response to the Acquisition and COVID-19, EY had regular discussions with management to identify the potential&#9;business&#9;and&#9;financial&#9;risks&#9;for&#9;CCEP&#9;and&#9; ensure that correct accounting treatment was adopted in response. The Committee reviewed the experience and expertise of the&#9;audit&#9;team,&#9;the&#9;fulfilment&#9;of&#9;the&#9;agreed&#9;audit&#9;plan&#9;and&#9; any variations to it, feedback from the Group’s businesses and the contents of the external audit report. The Committee confirmed&#9;its&#9;satisfaction&#9;with&#9;the&#9;effectiveness&#9;of&#9;the&#9; external auditor. External auditor independence The continued independence of the external auditor is important for an effective audit. The Committee has developed and implemented policies that govern the use of&#9;the&#9;external&#9;audit&#9;firm&#9;for&#9;non-audit&#9;services&#9;and&#9;limit&#9; the nature of the non-audit work that may be undertaken. The external auditor may, only with pre-approval from the Committee,&#9;undertake&#9;specific&#9;work&#9;for&#9;which&#9;its&#9;expertise&#9; and knowledge of CCEP are important. It is precluded from undertaking any work that may compromise its independence or is otherwise prohibited by any law or regulation. The Committee received a statement of independence from&#9;EY&#9;in&#9;March&#9;2022&#9;confirming&#9;that,&#9;in&#9;its&#9;professional&#9; judgement, it is independent and has complied with the relevant ethical requirements regarding independence in the provision of its services. The report described EY’s arrangements to identify, manage and safeguard against conflicts&#9;of&#9;interest. The Committee reviewed the scope of the non-audit services proposed by EY during the year, to ensure there was no impairment of judgement or objectivity, and subsequently monitored the non-audit work performed to ensure it remained within the agreed policy guidelines. It also considered the extent of non-audit services provided to the Group. The Committee determined, based on its evaluation, that the external auditor was independent. Reappointment of the external auditor The Committee has responsibility for making a recommendation to the Board regarding the reappointment of the external auditor. Based on its continued satisfaction with the audit work performed to date and EY’s continued independence, the Committee has recommended to the Board, and the Board has approved, that EY be proposed for reappointment by shareholders as the Group’s external auditor at CCEP’s 2022 AGM. Internal audit The internal audit function provides an independent and objective assessment of the adequacy and effectiveness of the Group’s integrated internal control framework, which combines risk management, governance and compliance systems. The internal audit function reports directly to the Audit Committee and comprises approximately 30 full time, professional audit staff based in&#9;London,&#9;Berlin,&#9;Madrid,&#9;Sofia&#9;and&#9;Sydney,&#9;with&#9;a&#9;range&#9; of business expertise working across multiple disciplines. The resourcing strategy for the internal audit function was a key focus in the latter part of 2021 driven by the Acquisition and a desire to create an aligned operating model across the Group. Effectiveness of the internal audit function At the start of the year, the Committee reviewed the internal audit plan for 2021 and agreed its scope, budget and resource requirements for the year. Through regular management reports containing key internal audit observations, proposed improvement measures and related timeframes agreed with management, the Committee monitored the effectiveness of the internal audit function against the approved internal audit plan. As the year progressed, amendments were made to incorporate the impact of the Acquisition and also to ensure compatibility of internal audits with prevailing public health guidance in relation to COVID-19 and the continuation from 2020 of remotely conducted audits. The Chief Audit Executive attended the scheduled meetings of the Committee during 2021 to raise any key matters with the Directors. Internal control and risk management The Group depends on robust internal controls and an effective risk management framework to successfully deliver its strategy. The Audit Committee is responsible for monitoring the adequacy and effectiveness of the Group’s internal control systems, which includes its compliance with relevant sections of the UKCGC and the requirements&#9;of&#9;SOX,&#9;specifically&#9;sections&#9;302&#9;and&#9;404,&#9; as it applies to US FPIs. Effectiveness of the internal control and risk management systems Regular reports were presented to the Committee on the Group’s internal audit assessments of the adequacy and effectiveness of CCEP’s integrated internal control framework, risk management, governance and compliance functions. The Committee was asked to consider the internal control framework and the remediation of any identified&#9;control&#9;deficiencies&#9;during&#9;the&#9;year. The Committee noted the Group excluded CCL from its evaluation&#9;of&#9;internal&#9;control&#9;over&#9;financial&#9;reporting&#9;as&#9;of&#9; 31 December 2021 under the guidelines established by the&#9;US&#9;Securities&#9;&&#9;Exchange&#9;Commission. In 2021, management undertook a top down enterprise risk assessment including business units and functions. This included an assessment of the Group’s risk appetite across&#9;identified&#9;enterprise&#9;risks,&#9;to&#9;gauge&#9;and&#9;promote&#9; alignment of risk appetite with CCEP’s long range plan. The&#9;Committee&#9;reviewed&#9;the&#9;findings,&#9;approved&#9;changes&#9; to the enterprise risk management rankings and concluded that management’s approach to risk and to risk appetite was satisfactory. The Group’s material controls were deemed to be designed and operating effectively during the year. Audit Committee report CONTINUED 90 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Raising concerns In each of our territories, we have established ways for our people to raise concerns in relation to possible wrongdoing&#9;in&#9;financial&#9;reporting,&#9;suspected&#9;misconduct,&#9; or other potential breaches of our CoC. These include options to contact a line manager, or people and culture representative,&#9;in&#9;confidence,&#9;or&#9;to&#9;share&#9;information&#9; through&#9;our&#9;dedicated,&#9;independent&#9;and&#9;confidential&#9; “Speak Up” channels. The Committee is responsible for reviewing the adequacy and security of these arrangements and ensuring they allow appropriate follow up action. In accordance with our CoC, retaliation against anyone for making a genuine report, or for cooperating in an investigation, is prohibited. The Committee receives and considers reports from management regarding concerns raised by our people and provides the Board with key information for its consideration as appropriate. Investigations into potential breaches of our CoC are overseen in each BU by the BU’s CoC committee, chaired by the BU’s Vice President, Legal. All potential CoC breaches and corrective actions are overseen by the Group CoC committee, which is a sub committee of the Group compliance and risk committee and is chaired by&#9;the&#9;Chief&#9;Compliance&#9;Officer.&#9;The&#9;Group&#9;CoC&#9; committee also: – Ensures that all reported breaches have been recorded, investigated in a timely manner and a conclusion reached – Evaluates trends – Ensures consistent application of the CoC across CCEP As required under the Spanish Criminal Code, the Iberia BU has an Ethics Committee formed of members of the Iberia BU leadership team. It is responsible for any ethics and compliance activities, including overseeing the local crime prevention model. It reports to the board of the Iberia&#9;BU&#9;and&#9;the&#9;Chief&#9;Compliance&#9;Officer. There were no whistleblowing matters that required Committee or Board attention in 2021. Garry Watts, Chairman of the Audit Committee 15 March 2022 Audit Committee report CONTINUED 91 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Statement from the Remuneration Committee Chairman In addition, to recognise the continued engagement and commitment of our people during these challenging times, in December 2021 we made a one-off extraordinary COVID-19 recognition payment to three quarters of our employees across the business. In our developed markets, the value of this payment was c.€500 per employee. Senior levels of management did not receive this payment, but continued to be recognised through the strong performance of the 2021 Annual Bonus plan. In respect of business performance, despite the ongoing impact of COVID-19 we delivered resilient and strong performance,&#9;which&#9;is&#9;reflected&#9;in&#9;our&#9;financial&#9;and&#9; sustainability performance indicators. See&#7;our&#7;Performance&#7;indicators&#7;on&#7;pages 2–3 As highlighted by our CEO in this report, CCEP’s performance in 2021 demonstrated solid top line recovery, value share gains, operating margin expansion and&#9;remarkable&#9;free&#9;cash&#9;flow&#9;generation,&#9;solidifying&#9; our FY21 position as the largest FMCG value creator. In 2021, we created over €13 billion in value for our retail customers, while continuing to make progress on our ambition to reach net zero emissions by 2040, reinforced by the sustainability metric introduced into our Long-term Incentive Plan in 2020. Remuneration outcomes for 2021 Annual Bonus Following the completion of the acquisition of CCL in May, the Committee considered it appropriate that the incentive targets&#9;for&#9;the&#9;annual&#9;bonus&#9;should&#9;be&#9;reflective&#9;of&#9;the&#9; ambitions of the combined business. This ensured that management were incentivised on delivering performance for the overall Group for the remainder of the year. The annual performance targets were therefore adjusted to&#9;reflect&#9;the&#9;annual&#9;business&#9;plan&#9;of&#9;the&#9;combined&#9; business and were set in a manner so that the revised targets were no easier or harder to achieve than the original targets set. The strong overall business performance outlined above&#9;has&#9;been&#9;reflected&#9;through&#9;the&#9;annual&#9;bonus&#9; with&#9;performance&#9;against&#9;all&#9;three&#9;financial&#9;metrics&#9; being&#9;above&#9;target.&#9;Comparable&#9;operating&#9;profit&#9;and&#9; revenue increased year on year by 49% and 30% respectively and the maximum target for Operating Free Cash&#9;flow&#9;was&#9;exceeded.&#9;This&#9;has&#9;resulted&#9;in&#9;an&#9;overall&#9; Business Performance Factor (BPF) of 168% of target being achieved. The strong business performance is&#9;also&#9;a&#9;reflection&#9;of&#9;the&#9;exceptional&#9;leadership&#9;of&#9; Damian Gammell throughout 2021 which resulted in a maximum Individual Performance Factor (IPF) of 1.2x&#9;being&#9;awarded&#9;to&#9;him.&#9;The&#9;final&#9;bonus&#9;payment&#9; to the CEO was 84% of maximum. Further details are provided on pages 96–97 of the ARR. 2019 Long-Term Incentive Plan The 2019 LTIP award, granted in March 2019, was subject to EPS and ROIC performance targets over the three year period to 31 December 2021. Around 240 senior executives and management participated in the scheme, including the CEO. Based on the performance delivered by the business in 2019 prior to the impact of COVID-19 in 2020, the award was on track to vest. However, due to the effects of the global pandemic the original stretching performance targets could no longer be met over the full three year period and the formulaic result was zero vesting. For the Remuneration Committee, a critical objective continues to be to ensure that remuneration outcomes for&#9;our&#9;people&#9;continue&#9;to&#9;reflect&#9;our&#9;underlying&#9; philosophy of delivering outcomes which align with business performance (in the context of COVID-19) and&#9;appropriately&#9;reflect&#9;the&#9;experiences&#9;of&#9;shareholders&#9; and wider stakeholders, while also continuing to act as an incentive to engage our people to deliver the best possible results. Dear Shareholder On behalf of the Board, I am pleased to present the Directors’ Remuneration Report for CCEP (the Group) for the year ended 31 December 2021. This includes a summary of our remuneration policy (page 94) which was approved by over 99% of our shareholders at the 2020 AGM and our Annual report on remuneration (ARR), which sets out how we implemented the policy during 2021 and how we intend to do so in 2022. This will be subject to an advisory vote at our 2022 AGM. Continued resilience in the face of COVID-19 and the ongoing successful integration of Coca-Cola Amatil (CCL) 2021 has again been a remarkable year for CCEP. While continuing to navigate the COVID-19 pandemic, our business has demonstrated great resilience and an ability to operate with agility in a rapidly changing environment, while also completing in May 2021 the acquisition of CCL&#9;and&#9;becoming&#9;Coca-Cola&#9;Europacific&#9;Partners&#9;–&#9;&#9; solidify our position as the largest Coca-Cola bottler by revenue and creating a platform for accelerated growth and returns. Throughout this we have continued to prioritise the wellbeing and safety of our people and the continuity of service to our customers. To build on the engagement of our people, we have introduced platforms across our geographies to enable them to connect with our leadership. We again implemented salary increases for the vast majority of our employees in 2021. Incentive schemes for front line workers remained in place and continued to pay out. Remuneration decisions during 2021 recognise the strong underlying performance of the business in the context of the successful acquisition of CCL and ongoing impact of COVID-19. Christine Cross, Chairman of the Remuneration Committee Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F92 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Statement from the Remuneration Committee Chairman CONTINUED All of our incentive schemes utilise stretching performance targets, set at the start of the relevant period and are designed to drive performance in the context of prevailing expectations for the business. At the same time, in line with best practice, our schemes all include discretionary provisions which allow the Committee to adjust the formulaic result to ensure that the outcome delivered to&#9;participants&#9;is&#9;a&#9;fair&#9;and&#9;appropriate&#9;reflection&#9;of&#9; performance over the period. The Committee has used these discretionary provisions to reduce incentive outcomes below the formulaic result in&#9;two&#9;of&#9;the&#9;four&#9;financial&#9;years&#9;since&#9;CCEP’s&#9;listing,&#9;and&#9; to increase incentive outcomes only once (under the 2018 LTIP, as reported last year, to fairly reward performance through the global pandemic). In respect of the 2019 LTIP, the Committee has again exercised discretion to ensure the outcome provided a fairer&#9;reflection&#9;of&#9;performance&#9;delivered.&#9;This&#9;required&#9; an upward adjustment to the formulaic outcomes. Given the strong overall performance during the performance period and the unanticipated impact of the pandemic being largely outside management’s control, and following a consistent approach to assessing performance in the prior LTIP performance period, the Committee decided to undertake a holistic assessment of overall performance over the three year period to determine an appropriate vesting level for all participants. The Committee took into account a wide range of performance&#9;reference&#9;points&#9;including&#9;financial&#9; performance, returns to shareholders, the stakeholder experience, and our sustainability achievements (as disclosed in detail on page 99 of the ARR). Taking into account the overall performance of the business over the three year performance period, and the growth and delivery of the business as we enter 2022 including share price performance and the delivery of a record dividend over the period, the Committee exercised discretion to determine&#9;a&#9;final&#9;vesting&#9;level&#9;below&#9;target&#9;of&#9;45%&#9;of&#9; maximum. The Committee concluded that this fairly reflected&#9;overall&#9;performance&#9;over&#9;the&#9;three&#9;year&#9;period&#9; and recognised the challenges to performance presented by the global pandemic in 2020. This outcome was applied consistently to all 240 participants, including the CEO. While the Committee believes this is the right thing to do in respect of the participants of these incentive programmes, we recognise it is relatively unusual and have therefore set out our thinking in detail on pages 98–99 of the ARR. This&#9;fulsome&#9;disclosure&#9;also&#9;reflects&#9;the&#9;feedback&#9;we&#9; received from shareholders and proxy advisors we consulted in 2021 on the principle of applying discretion to these incentive outcomes. Amatil acquisition As a result of the acquisition of CCL, during 2021 the Committee made a number of adjustments to our incentive awards: 2020-22 Long-Term Incentive Plan (LTIP): revised financial&#9;targets&#9;were&#9;set&#9;following&#9;the&#9;acquisition&#9;of&#9;CCL&#9; to be aligned with the long-term business plan for the combined business and to take into account external forecasts and changes to the wider macroeconomic environment since the targets were set. Further details are provided on page 100 of the ARR. 2021-23 LTIP: awards were delayed from March until September 2021 to enable targets to be set for the combined business. Targets were set at stretching levels and on the same basis as in prior years, taking into account both our long-term plan and external forecasts. Implementation of remuneration policy in 2022 Despite the continuing challenges of COVID-19 we consider that our overall remuneration framework remains fit&#9;for&#9;purpose&#9;and&#9;will&#9;implement&#9;our&#9;remuneration&#9;policy&#9; broadly unchanged for 2022 (see page 105 for further details), with appropriate integration for our colleagues across&#9;our&#9;Australia,&#9;Pacific&#9;and&#9;Indonesia&#9;(API)&#9;business. The Committee has approved a 3.25% salary increase for Damian Gammell, effective 1 April 2022, in line with the merit increase for the wider UK workforce. The structure of the 2022 annual bonus will be unchanged from last year, with the business performance element being based on stretching performance targets for&#9;operating&#9;profit,&#9;revenue,&#9;and&#9;operating&#9;cash&#9;flow.&#9;For&#9; Damian Gammell, his individual element will be assessed against a number of areas of focus which are aligned to the key longer-term objectives of the business, which include: Platform for Growth; Future-ready Culture; Green and Stakeholder Focused Future; and API Integration. See page 105 of the ARR for further detail. The 2022 LTIP award will continue to be based on a mix of EPS, ROIC, and CO2 reduction, unchanged from last year.&#9;Given&#9;the&#9;significant&#9;market&#9;uncertainty&#9;caused&#9; by the current geopolitical situation, the Committee determined that it would be appropriate to delay setting the targets for this award until later in the year. It is the current&#9;intention&#9;that&#9;the&#9;targets&#9;will&#9;be&#9;confirmed&#9;within&#9; the next six months and disclosed at that point (as well as in next year’s remuneration report). Looking ahead At our 2023 AGM we will be seeking shareholder support for our next Remuneration Policy. I look forward to engaging with our major shareholders on our proposals during the course of this year. We recognise that the circumstances of the CCL acquisition and the global pandemic has again resulted in a number of important decisions in respect of our incentives this year and we therefore again will proactively engage with major shareholders in advance of the AGM. We believe the decisions are fair and the right ones for both management and shareholders but always welcome feedback and hope we can rely on your support at our forthcoming AGM. Christine Cross, Chairman of the Remuneration Committee 15 March 2022 Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F93 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Overview of remuneration policy Governance framework Our remuneration policy was approved by over 99% of our shareholders and is based on the following principles: Summary of remuneration policy table Key principle Application to policy Current implementation Simple, transparent and aligning the interests of management and shareholders Able to be cascaded through the organisation and applicable to the wider workforce The same remuneration framework is applied to all members of the ELT (but with lower incentive levels) Variable remuneration should be performance related against stretching targets Targets are set at stretching levels in the context of the business plan and external forecasts Focused on delivering our business strategy Annual bonus and LTIP measures aligned to the KPIs of the business – Only two simple incentive plans operated – Strong focus on pay for performance – Majority of remuneration package delivered in shares –&#9;Significant&#9;shareholding&#9;requirement&#9; of three times salary – CEO pension aligned to wider workforce Key features Base salary Annual increases will normally take into account business performance and increases awarded to the general workforce Benefits A&#9;range&#9;of&#9;benefits&#9;may&#9;be&#9;provided&#9;in&#9; line with market practice Pension – Can participate in the UK pension plan or receive a cash allowance on the same basis as all other employees – Maximum employer contribution is £30k Key features – Target bonus opportunity is 150% of salary – Bonus calculated by multiplying the target bonus by a Business Performance Factor (BPF) (0-200%) and an Individual Performance Factor (IPF) (0-120%) – Business and individual performance targets are set in the context of the strategic plan – Malus and clawback provisions may apply to awards – Discretion to adjust the formulaic outcome up or down taking into account all relevant factors Key features – Based on performance measures aligned to the strategic plan and measured over at least three financial&#9;years – Target LTIP award is 250% of salary (500% of salary maximum) – Malus and clawback provisions may apply to awards – Two year holding period applied after vesting – Discretion to adjust the formulaic vesting outcome up or down taking into account all relevant factors – Target performance linked to business plan – Maximum payout requires performance&#9;significantly&#9;above&#9;plan 22% Fixed pay 29% Annual bonus 49% LTIP Annual bonus metrics CEO pay mix linked to performance at target See&#9;ARR&#9;for&#9;definitions Operating&#9;profit 50% EPS 42.5% Revenue 30% ROIC 42.5% Operating&#9;free&#9;cash&#9;flow 20% CO2e 15%% LTIP metrics Fixed pay Annual bonus LTIP Fixed pay Annual bonus LTIP Link to strategy Supports recruitment and retention of Executive Directors of the calibre required for the long-term success of the business Link to strategy – Incentivises delivery of the business plan on an annual basis – Rewards performance against key indicators which are critical to the delivery of the strategy Link to strategy – Focused on delivery of Group performance over the long term – Delivered in shares to provide alignment with shareholders’ interests &#7; A&#7;full&#7;copy&#7;of&#7;the&#7;Remuneration&#7;policy&#7;can&#7;be&#7;found&#7;on&#7;pages 89–96&#7;of&#7;the&#7;2019&#7;integrated&#7;report, in&#7;the&#7;reports&#7;&&#7;results&#7;section&#7;of&#7;the&#7;investor&#7;section&#7;of&#7;our&#7;website&#7;at&#7;www.cocacolaep.com/investors Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F94 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Remuneration at a glance Overview of 2022 CEO remuneration framework &#7; Read&#7;more&#7;in&#7;the&#7;Annual&#7;report&#7;on&#7;remuneration&#7;from&#7;page 96 &#7; Read&#7;more&#7;in&#7;the&#7;Annual&#7;report&#7;on&#7;remuneration&#7;from&#7;page 105 All&#7;references&#7;to&#7;revenue,&#7;operating&#7;profit,&#7;operating&#7;free&#7;cash&#7;flow,&#7;EPS&#7;and&#7;ROIC&#7; targets&#7;refer&#7;to&#7;those&#7;measures&#7;that&#7;are&#7;defined&#7;within&#7;the&#7;ARR Overview of 2021 remuneration performance Annual bonus KPIs Reported long-term KPIs 2021 CEO single figure CEO shareholding 2021 Total value £7.7m As at 31/12/2021 1,113% of salary £1.3m (17%) £3.6m (47%) £2.8m (36%) Target 300% of salary Fixed pay Annual bonus LTIP Current shareholding Shareholding requirement by 31/12/2022 Operating&#9;profit 1.68x Revenue 1.47x Operating free cash&#9;flow 2.00x Bonus pay out = 84% of maximum (including IPF of 1.20x) Fixed pay Annual bonus LTIP Base salary 3.25% increase for 2022 £1.22m Pension Cash in lieu aligned to wider workforce £26k Benefits – Car allowance – Private medical – School fees – Financial planning Revenue &#9;Operating&#9;profit &#9;Operating&#9;free&#9;cash&#9;flow Target Maximum 0x–1.2x Individual multiplier 150% 360% ROIC EPS Reduction in CO2e Target Maximum 250% 500% 20% 50% 30% 15% 42.5% 42.5% 31 DEC 2020 31 DEC 2021 70 60 65 50 55 40 45 CCEP share price (US$) Comparable EPS 2019 2020 2021 2.53 1.80 2.83 ROIC 10.3%2019 7.6%2020 9.2%2021 Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F95 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Annual report on remuneration Remuneration outcomes for 2021 The following pages set out details of the remuneration received by Directors for the financial year ending 31 December 2021. Prior year figures have also been shown. Audited sections of the report have been identified. The Directors’ remuneration in 2021 was awarded in line with the Remuneration Policy which was approved by shareholders at the AGM in May 2020. Single figure table for Executive Directors (audited) Individual Year Salary (£000) Taxable benefits (£000) Pension (£000) Fixed pay (£000) Annual bonus (£000) Long-term incentives (£000) Variable remuneration (£000) Total remuneration (£000) Damian Gammell 2021 1,179 134 26 1,339 3,567 2,766(A) 6,333 7,672 2020 1,174 134 26 1,334 1,490 2,689(B) 4,179 5,513(C) (A) Value based on share price and exchange rate on vest date of 1 March 2022 of $48.47 (£36.39) and includes £211,000 cash payment in respect of dividend equivalents to be paid on the vested Shares. Around €43,000 of the vest value is attributable to share price appreciation. (B) Restated from £2,242,000 in last year’s single figure table to reflect actual share price on vesting date of $54.31 (£39.01) on 12 March 2021 (as 13 March 2021 was a non-trading day) applied to 64,970 vested Shares and £155,000 cash payment in respect of dividend equivalents paid on the vested Shares. (C) Restated in line with the actual vest date value of long-term incentives, as explained in (B) above. Notes to the single figure table for Executive Directors (audited) Base salary Damian Gammell did not receive a salary increase in 2021 and his base salary remained at £1,178,787. The average increase provided to the wider UK workforce was 3.2%. Taxable benefits During the year, Damian Gammell received the following main benefits: car allowance (£14,000), financial planning allowance (£10,000), schooling allowance (£75,000 net) and family private medical coverage (£8,000). Pension The pension provisions that apply to Damian Gammell are aligned to all other GB employees. Damian Gammell elected to receive a cash allowance in lieu of participation in the pension scheme. This equates to a payment of £30,000 from CCEP inclusive of employer National Insurance contributions (i.e. the actual benefit received by Damian is less than £30,000 per year). Annual bonus Overview of CCEP’s annual bonus design The 2021 CCEP annual bonus plan was designed to incentivise the delivery of the business strategy and comprised the following elements: Business Performance Factor (BPF) – provides alignment with our core objectives to deliver strong financial performance against our main financial performance indicators of operating profit (50%), revenue (30%) and operating free cash flow (20%). The 2021 annual bonus targets were adjusted after the acquisition of CCL to reflect the annual business plan of the combined business. The Committee is satisfied that the revised targets were no easier or harder to achieve than the original targets set. Refer to page 105 for definitions Individual Performance Factor (IPF) – individual objectives were also set for Damian Gammell focused on a number of areas which are aligned to key longer-term strategic objectives of the business. In line with the remuneration policy, Damian Gammell had a target bonus opportunity of 150% of salary. Actual payments range from zero to a maximum of 360% of salary depending on the extent to which business and individual performance measures were achieved. Target bonus (150% of base salary) X BPF (0x to 2.0x) X IPF (0x to 1.2x) = Final bonus outcome (0% to 360% of base salary) Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F96 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Annual report on remuneration CONTINUED 2021 annual bonus outcome – BPF Financial&#9;performance&#9;in&#9;2021&#9;has&#9;been&#9;strong,&#9;with&#9;performance&#9;for&#9;all&#9;three&#9;financial&#9;measures&#9;being&#9;above&#9;target. Performance targets Performance outcomes Measure Weighting Threshold (0.25x multiplier) Target (1x multiplier) Maximum (2x multiplier) Actual outcome Multiplier achieved Operating&#9;profit 50% €1,567m €1,803m €1,983m €1,926m 1.68x Revenue 30% €13,913m €14,685m €15,200m €14,924m 1.47x Operating free cash&#9;flow 20% €1,386m €1,595m €1,754m €1,953m 2.00x Total 100% 1.68x 2021 annual bonus outcome – IPF To determine an appropriate IPF, the Chairman of the Board assesses Damian Gammell’s performance against the individual performance objectives that were set at the start of the year. The outcome is then discussed with and recommended&#9;by&#9;the&#9;Committee&#9;for&#9;final&#9;approval&#9;by&#9;the&#9;Board. Damian once again provided exceptional leadership of the business during 2021 within a very challenging external environment. He delivered strongly against his individual objectives, outlined below, and the Board determined that his IPF should be set at 1.2x for the year. Further&#9;details&#9;of&#9;some&#9;of&#9;the&#9;specific&#9;objectives&#9;achieved&#9;are&#9;included&#9;in&#9;the&#9;table&#9;below: Area of focus Performance delivered Continue to build a Platform for growth for CCEP – Acquisition of CCL completed in line with expectations, with day one readiness plan and second half business plan – Three year strategic plan for the combined business developed and implemented – NARTD value share growth to ahead of FY 2019 levels – Topo Chico launched in six markets, with top two value share for hard seltzer brands in Europe – Implementation of hot beverages strategy and long-range plan for Costa Coffee, active in four markets Continue to develop our Future-ready culture – Engagement and well-being of workforce protected with improved engagement and wellbeing scores delivered above benchmark – Achieved senior management gender ratio for 2021 ahead of target to reach 2025 goal – Operating framework amended to incorporate our API markets, country operating units and alignment of functions – New COVID-19 hybrid framework established in each country in line with recommendations of local authorities. Clear decisions and guidelines communicated CCEP-wide for travel and ways of working,&#9;including&#9;flexible&#9;working&#9;transition&#9;plans Stakeholders and Green future – Improvement in customer engagement across externally benchmarked overall, sustainability and e-commerce measures – Delivered&#9;53%&#9;rPET&#9;content,&#9;significantly&#9;outperforming&#9;the&#9;50%&#9;target – 38.9% GHG reduction across our value chain since 2010 and 12.4% since 2019 Our Digital future – Roll out of our customer portal, My.CCEP.com completed across Europe, with a record year delivering €1.1 billion in revenue, around 20% of our away from home business – Roll out of BPT plans to replace legacy systems completed – New digital platforms trialled though CCEP Ventures. Our partner StarStock launched an online marketplace in GB, and we launched Wabi, a B2B eco-system platform in Portugal, in partnership with The Coca-Cola Company Accelerate Competitiveness – Multi&#9;year&#9;efficiency&#9;savings&#9;and&#9;combination&#9;benefits&#9;programme&#9;equating&#9;to&#9;€350&#9;to&#9;€395&#9;million&#9; in total and remain on track. We have so far delivered approximately 65% of these commitments in line with previously guided timings and values 2021 annual bonus outcome – calculation Based on the level of performance achieved, as set out above this resulted in a bonus payment to Damian Gammell as follows: Target bonus (150% of base salary) X BPF (1.68x) X IPF (1.20x) = Final bonus outcome (303% of salary) Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F97 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Long-term incentives Awards vesting for performance in respect of 2021 The 2019 LTIP award was subject to EPS and ROIC performance targets measured over the three year performance period from 1 January 2019 to 31 December 2021. Performance targets Measure Weighting Threshold (25% vesting) Target (100% vesting) Maximum (200% vesting) EPS 50% 5.7% p.a. 11.0% p.a. 15.5% p.a. ROIC 50% 10.9% 12.4% 13.9% Despite&#9;solid&#9;performance&#9;in&#9;2019&#9;and&#9;a&#9;strong&#9;recovery&#9;during&#9;2020&#9;and&#9;2021,&#9;the&#9;significant&#9;impact&#9;of&#9;COVID-19&#9;has&#9; resulted in the threshold targets for the LTIP not being met. In line with good practice, however, the Committee undertook a holistic assessment of performance over the full three year performance period to consider the extent to which any discretion&#9;should&#9;be&#9;exercised&#9;in&#9;respect&#9;of&#9;the&#9;final&#9;vesting&#9;level&#9;for&#9;all&#9;LTIP&#9;participants,&#9;including&#9;the&#9;CEO.&#9; The factors considered included: – Overall business performance – The shareholder experience of the performance period – The successful acquisition and integration of CCL – The wider workforce and other stakeholders experience over the performance period – The continued focus and delivery of our sustainability agenda Based on this analysis, which is set out in detail below, the Committee considered it appropriate to exercise discretion in respect of the LTIP vesting level to recognise the strong overall performance of the management team over the period, despite&#9;the&#9;significant&#9;challenges&#9;being&#9;faced&#9;as&#9;a&#9;result&#9;of&#9;the&#9;COVID-19&#9;pandemic&#9;which&#9;were&#9;outside&#9;management’s&#9; control. Taking all these factors into account a below target vesting level of 45% of maximum was determined, which will apply to all participants, including the CEO. Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F98 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Overall business performance – Solid EPS and ROIC performance in 2019: pay out tracking at 79% of target vs the original performance targets – NARTD value share continued to grow over the performance period: 2019 = +110 bps 2020 = +40 bps 2021 = +40 bps – Largest FMCG value creator in Europe(A) – created over €490 million of value in 2021 for our customers (€606 million including in our API markets, and over €1,524 million across the three year performance period), by focusing on core brands, in-market execution and revenue growth management initiatives – We committed to rebasing our cost base vs prepandemic levels. As a percent of revenue, our comparable operating expenses are lower now (FY21; 25%), not only compared to last year (FY20; 26%), but more importantly compared to 2019 (FY19; 26%) – Strong&#9;free&#9;cash&#9;flow&#9;generation&#9;over&#9;the&#9;period&#9; of €3.5 billion ahead of our annual medium term objective of €1 billion per year pre transaction, and €1.25 billion post transaction (A) NielsenIQ Strategic Planner FY21 Data to 2 January 2022 (based&#9;on&#9;ES,&#9;DE,&#9;GB,&#9;FR,&#9;BE,&#9;NL&#9;SE,&#9;PT&#9;&&#9;NO). Shareholder experience – Strong returns for shareholders: 42% TSR growth over the three year period, which was between median and upper quartile performance vs FMCG peers and out-performed both the FTSE 100 (10%) and Euronext 100 (32%) – Share price performance: Highest share price in history of company of $62.64 achieved during the last year of the performance period – Continuity and growth of dividends: FY21 dividend per share of €1.40 (+13.0% vs 2019), and cumulative dividends of €3.49 over the period, maintaining an annualised dividend pay out ratio of approximately 50% – Significant&#9;value&#9;delivered&#9;to&#9;shareholders:&#9;Total&#9;of&#9;over&#9; $2.7 billion of value being delivered to shareholders during the three year performance period (€1.6 billion in dividends and €1.1 billion in share buybacks) Successful acquisition and integration of CCL – Completed acquisition of CCL in May 2021 to become a truly global bottler and solidify our position as the largest Coca-Cola bottler in the world – Value creating: provides platform for accelerated growth and returns and is immediately EPS accretive – Higher&#9;free&#9;cash&#9;flow&#9;generation,&#9;increasing&#9; mid-term annual objective to €1.25 billion per annum (previous target €1 billion) – Further strengthens our relationship with TCCC and enhances our position for continued future expansion – API integration progressing very well; reorienting the portfolio to maximise system value creation to enable greater focus on NARTD, RTD alcohol &&#9;Spirits Wider Workforce and other stakeholder experiences Safety and wellbeing of all our employees: Throughout the pandemic to date, which covers two-thirds of the performance period, our primary focus was on the safety and wellbeing of our colleagues. We provided extensive emotional and mental wellbeing support including a Coronavirus support hub, an expanded Employee&#9;Assistance&#9;Programme,&#9;and&#9;a&#9;significant&#9; mental&#9;health&#9;first&#9;aider&#9;programme&#9;to&#9;provide&#9;ongoing&#9; support to all employees. Limited financial impact on all employees: – Incentive schemes for front line workers continued to operate and pay out during the pandemic – Revised annual bonus plan for all eligible employees in 2020 to reward for strong recovery from initial impact of COVID-19 in H2 of 2020 – Limited use of Government support schemes – Salary increases for employees in 2020 and for over 75% of employees in 2021. All LTIP participants received a salary freeze in 2021 – One-off extraordinary COVID-19 recognition payment to around three quarters of our employees – All-employee share plan developed for launch across our markets in H1 2022 Focus on our communities: In our communities in 2021, more&#9;than&#9;58,000&#9;people&#9;benefitted&#9;in&#9;Europe&#9;from&#9;our&#9; community partnerships and programmes across our territories, with 17,102 staff volunteered hours (in Europe) and a total of €10.92 million in community investment (Europe and API). In respect of Chaudfontaine, together with The Coca-Cola Foundation we donated €1 million to support the local community, including €250,000 to the Belgian&#9;Red&#9;Cross&#9;to&#9;provide&#9;hot&#9;meals&#9;to&#9;flood&#9;victims&#9; and together with TCCC we ran an on pack marketing campaign via our Chaudfontaine brand which included a €750,000 donation to help rebuild two schools. Focus on our customers: We have continued to provide support related to COVID-19 across our territories, and we have an unrivalled customer coverage with whom we jointly create value, with more than €1.5 billion added to the FMCG industry since 2019(A). CCEP’s focus on long-term value creation and innovation positions sustainability at the heart of everything we do Over the 2019 LTIP performance period we delivered: – Reduction in lost time incident rate: 2018 = 1.14 2021 = 1.11 – 38.9% GHG reduction across our value chain since 2010 and 12.4% since 2019 – Reduction in water used ratio 2018-2021 from 1.61 to 1.58 (Europe) – 53% of the PET used to make our PET bottles in 2021 was rPET (vs 27.6% in 2018), achieving 2023 target two years early Annual report on remuneration CONTINUED The Committee took into account a wide range of factors of performance across the full performance period, which included: Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F99 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Awards granted in 2021 A conditional award of performance share units (PSUs) was granted under the CCEP LTIP to Damian Gammell on 29 September 2021, with a target value of 250% of salary in line with the Remuneration Policy. The performance measures were unchanged from the prior year and continued to align with the long-term strategy – EPS, ROIC and CO2e reduction. As explained in last year’s report, the grant of the 2021 LTIP award was delayed from March until September 2021 to enable long-term EPS/ROIC targets to be set for the combined business, including CCL. Targets were set at stretching levels and on the same basis as in prior years, taking into account both our long-term plan and external forecasts. Further details are set out below: Individual Date of award Maximum number of Shares under award Target number of Shares under award(A) Closing Share price at date of award Face value Performance period Normal vesting date Damian Gammell 29/09/2021 149,406 74,703 $55.31 $8,263,646 1 Jan 2021 – 31 Dec 2023 15/03/2024 (A) Number of Shares awarded calculated using 10-day average share price to the normal grant date (15 March 2021) of $52.83. The vesting of awards is subject to the achievement of the following performance targets: Vesting level(D) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) EPS&#9;achieved&#9;in&#9;the&#9;final&#9;year&#9;of&#9;the&#9; performance period (FY 2023) 42.5% €3.04 €3.41 €3.67 ROIC(B) ROIC&#9;achieved&#9;in&#9;the&#9;final&#9;year&#9;of&#9;the&#9; performance period (FY 2023) 42.5% 8.3% 9.2% 9.9% CO2e reduction(C) Relative reduction in total value chain GHG emissions since 2020 (gCO2e/litre) 15% 6.0% per litre 8.0% per litre 10.0% per litre (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales and material non-cash equity accounting adjustments. Should there be share repurchases during the performance period, an adjustment will be made to neutralise for the impact of share repurchases and will be fully disclosed at the time of vesting. (B)&#9;ROIC&#9;calculated&#9;as&#9;comparable&#9;operating&#9;profit&#9;after&#9;tax&#9;attributable&#9;to&#9;shareholders,&#9;on&#9;a&#9;tax&#9;and&#9;currency&#9;neutral&#9;basis,&#9;divided&#9;by&#9;the&#9;average&#9;of&#9;opening&#9;and&#9; closing invested capital for the year, adjusted for brand sales and material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. (C) Target based on entire value chain in Europe. The target will be adjusted to include our API markets once work is completed to amalgamate our calculations of GHG emissions across the entire business. (D) Straight-line vesting between each vesting level (shown). Any award vesting for the CEO will be subject to a two year holding period. 2020 LTIP award targets The&#9;2020&#9;LTIP&#9;award&#9;was&#9;granted&#9;in&#9;March&#9;2020&#9;and&#9;has&#9;a&#9;performance&#9;period&#9;which&#9;covers&#9;the&#9;three&#9;financial&#9;years&#9; to 31 December 2022. As explained in last year’s report, following the acquisition of CCL during 2021, the Committee reviewed&#9;the&#9;financial&#9;targets&#9;for&#9;this&#9;award&#9;in&#9;the&#9;context&#9;of&#9;the&#9;updated&#9;long-term&#9;business&#9;plan&#9;for&#9;the&#9;combined&#9; business and to take into account external forecasts and changes to the wider macroeconomic environment since the targets were set. The revised targets for this award are as follows: Vesting level(D) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) EPS&#9;achieved&#9;in&#9;the&#9;final&#9;year&#9;of&#9;the&#9; performance period (FY 2022) 42.5% €2.96 €3.15 €3.34 ROIC(B) ROIC&#9;achieved&#9;in&#9;the&#9;final&#9;year&#9;of&#9;the&#9; performance period (FY 2022) 42.5% 8.2% 8.6% 9.1% CO2e reduction(C) Relative reduction in total value chain GHG emissions since 2019 (gCO2e/litre) 15% 6.0% per litre 8.0% per litre 10.0% per litre (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales and material non-cash equity accounting adjustments. Should there be share repurchases during the performance period, an adjustment will be made to neutralise for the impact of share repurchases and will be fully disclosed at the time of vesting. (B)&#9;ROIC&#9;calculated&#9;as&#9;comparable&#9;operating&#9;profit&#9;after&#9;tax&#9;attributable&#9;to&#9;shareholders,&#9;on&#9;a&#9;tax&#9;and&#9;currency&#9;neutral&#9;basis,&#9;divided&#9;by&#9;the&#9;average&#9;of&#9;opening&#9;and&#9; closing invested capital for the year, adjusted for brand sales and material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short term investments. (C) Target based on entire value chain in Europe. (D) Straight-line vesting between each vesting level (shown). Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F100 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Historical TSR performance and CEO remuneration outcomes The chart below compares the TSR performance of CCEP from Admission up until 31 December 2021 with the TSR of the&#9;Euronext&#9;100,&#9;the&#9;FTSE&#9;100&#9;and&#9;the&#9;S&P&#9;500.&#9;These&#9;indices&#9;have&#9;been&#9;chosen&#9;as&#9;recognised&#9;equity&#9;market&#9;indices&#9; of companies of a similar size, complexity and global reach as CCEP. The&#9;following&#9;table&#9;summarises&#9;the&#9;historical&#9;CEO’s&#9;single&#9;figure&#9;of&#9;total&#9;remuneration&#9;and&#9;annual&#9;bonus&#9;pay&#9;out&#9;as&#9;a&#9; percentage of the maximum opportunity over this period: 2016(A) John Brock 2016(A) Damian Gammell 2017 Damian Gammell 2018 Damian Gammell 2019 Damian Gammell 2020 Damian Gammell 2021 Damian Gammell CEO&#9;single&#9;figure&#9;of&#9; remuneration (‘000) $3,890 £27 £3,716 £3,821 £7,839 £5,513(B) £7,672 Annual bonus pay out (as a % of maximum opportunity) 31.23% 40.6% 60.7% 63.1% 43.7% 35.3% 84.1% LTI vesting (as a % of maximum opportunity) N/A N/A N/A N/A 59.0% 36.5% 45.0% (A)&#9;The&#9;figures&#9;for&#9;2016&#9;are&#9;in&#9;respect&#9;of&#9;the&#9;period&#9;for&#9;which&#9;each&#9;individual&#9;served&#9;as&#9;CEO&#9;during&#9;the&#9;year.&#9;John&#9;Brock&#9;served&#9;as&#9;CEO&#9;from&#9;29&#9;May&#9;to&#9; 28 December 2016. Damian Gammell served as CEO from 29 December to 31 December 2016. (B)&#9;Restated&#9;from&#9;last&#9;year’s&#9;single&#9;figure&#9;to&#9;reflect&#9;the&#9;actual&#9;share&#9;price&#9;on&#9;vesting&#9;date&#9;for&#9;the&#9;2018&#9;LTIP. Annual report on remuneration CONTINUED 250 200 150 100 50 CCEP S&P 500 Euronext 100 FTSE 100 May 2016 December 2016 December 2018December 2017 December 2020 December 2021December 2019 30 trading day average data: against S&P 500, Euronext 100 and FTSE 100 Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F101 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Percentage change in CEO and Director remuneration The table below shows the percentage change in CEO and Director remuneration from 2020 to 2021 compared to the average percentage change in remuneration for all employees of the Parent Company, in line with the revised reporting regulations. 2021 2020 Comparator Base salary/fee Taxable benefits(F) Annual bonus Base salary/fee Taxable benefits(F) Annual bonus CEO 0.4%(G) 0.0% 139.4% 2.0% 5.5% (17.5)% All employees 1.7% 1.1% 139.9% 2.7% 0.2% (21.9)% Other Directors Sol Daurella 0.0% 0.0% n/a 0.5% 0.0% n/a Manolo Arroyo(A) n/a n/a n/a n/a n/a n/a Jan Bennink 0.0% 100.0% n/a 0.0% (66.7%) n/a John Bryant(B) n/a n/a n/a n/a n/a n/a Jos&eacute; Ignacio Comenge S&aacute;nchez-Real 0.0% 300.0% n/a 1.0% (80.0%) n/a Christine Cross 0.0% 400.0% n/a (1.5%) (75.0%) n/a Irial Finan(C) (60.2%) (100.0%) n/a 0.0% (62.5%) n/a Nathalie Gaveau 0.0% 0.0% n/a 0.0% (66.7%) n/a &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 0.0% 100.0% n/a 0.0% (71.4%) n/a Thomas H. Johnson 0.0% n/a n/a 3.5% (100.0%) n/a Dagmar Kollmann 0.0% 300.0% n/a 71.2% (83.3%) n/a Alfonso L&iacute;bano Daurella 0.0% n/a n/a 1.0% (100.0%) n/a Mark Price 0.0% 0.0% n/a 71.7% (50.0%) n/a Mario Rotllant Sol&aacute; 0.0% 300.0% n/a 1.0% (80.0%) n/a Brian Smith(D) 109.1% n/a n/a n/a n/a n/a Dessi Temperley(E) 69.0% n/a n/a n/a n/a n/a Garry Watts 0.0% n/a n/a 0.8% (100.0%) n/a (A) Appointed to the Board on 26 May 2021. (B) Appointed to the Board on 1 January 2021. (C) Resigned from the Board on 26 May 2021. (D) Appointed to the Board on 9 July 2020. (E) Appointed to the Board on 27 May 2020. (F)&#9;Reduction&#9;and&#9;increase&#9;in&#9;taxable&#9;benefits&#9;in&#9;2020&#9;and&#9;2021,&#9;respectively,&#9;reflect&#9;the&#9;impact&#9;of&#9;travel&#9;restrictions. (G)&#9;No&#9;increase&#9;was&#9;applied&#9;for&#9;2021,&#9;but&#9;small&#9;increase&#9;reflects&#9;the&#9;2020&#9;salary&#9;increase&#9;applying&#9;only&#9;from&#9;1&#9;April&#9;2020. Relative importance of spend on pay The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2020 and 2021, along with the percentage change of each. 2021 2020 % change Total employee expenditure €2,016m €1,655m 21.8% Dividends €638m €386m 65.3% Share buybacks(A) – €129m (100%) (A)&#9;Decrease&#9;in&#9;share&#9;buybacks&#9;reflects&#9;suspension&#9;of&#9;programme&#9;in&#9;March&#9;2020&#9;to&#9;keep&#9;CCEP&#9;well&#9;positioned&#9;and&#9;preserve&#9;maximum&#9;flexibility&#9;during&#9;the&#9; COVID-19 pandemic. CEO pay ratio The&#9;table&#9;below&#9;shows&#9;the&#9;ratio&#9;of&#9;the&#9;CEO’s&#9;single&#9;figure&#9;of&#9;remuneration&#9;for&#9;2021&#9;to&#9;the&#9;25th&#9;percentile,&#9;median&#9;and&#9; 75th&#9;percentile&#9;total&#9;remuneration&#9;of&#9;full&#9;time&#9;equivalent&#9;GB&#9;employees.&#9;The&#9;ratio&#9;is&#9;heavily&#9;influenced&#9;by&#9;the&#9;fact&#9;that&#9;the&#9; CEO participates in the LTIP. If the LTIP is excluded from the calculation then the median ratio would be 103:1. The main reason for the increase in the ratio from 2020 to 2021 is the CEO’s higher bonus and LTIP value in 2021, and conversely for the change from 2019 to 2020. Year Method 25th percentile ratio(A) Median ratio(B) 75th percentile ratio(C) 2021 Option B 221:1 162:1 92:1 2020(D) 175:1 105:1 83:1 2019 250:1 169:1 111:1 (A)&#9;The&#9;individual&#9;used&#9;in&#9;this&#9;calculation&#9;received&#9;total&#9;pay&#9;and&#9;benefits&#9;of&#9;£35,000&#9;(of&#9;which&#9;£31,000&#9;was&#9;salary). (B)&#9;The&#9;individual&#9;used&#9;in&#9;this&#9;calculation&#9;received&#9;total&#9;pay&#9;and&#9;benefits&#9;of&#9;£47,000&#9;(of&#9;which&#9;£37,000&#9;was&#9;salary). (C)&#9;The&#9;individual&#9;used&#9;in&#9;this&#9;calculation&#9;received&#9;total&#9;pay&#9;and&#9;benefits&#9;of&#9;£83,000&#9;(of&#9;which&#9;£49,000&#9;was&#9;salary). (D)&#9;Figures&#9;updated&#9;to&#9;reflect&#9;final&#9;LTIP&#9;vesting&#9;value&#9;as&#9;disclosed&#9;in&#9;the&#9;single&#9;figure&#9;table. The Committee has chosen Option B (hourly gender pay gap information as at 5 April 2021) to determine the ratios, as that data was already available and provides a clear methodology to calculate full time equivalent earnings. No&#9;component&#9;of&#9;pay&#9;and&#9;benefits&#9;has&#9;been&#9;omitted&#9;for&#9;the&#9;purposes&#9;of&#9;the&#9;calculations. The&#9;Committee&#9;is&#9;satisfied&#9;that&#9;the&#9;individuals&#9;whose&#9;remuneration&#9;is&#9;used&#9;in&#9;the&#9;above&#9;calculations&#9;are&#9;reasonably&#9; representative of employees at the three percentile points, having also reviewed the remuneration for individuals immediately above and below each of these points and noted that the spread of ratios was acceptable. No adjustments were made to the three reference points selected. Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F102 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

The Committee believes the median ratio is consistent with the pay and reward policies for CCEP’s GB employees. CCEP is committed to offering an attractive package for all our employees. Salaries are set with reference to factors such as skills, experience and performance of the individual, as well as market competitiveness. All employees receive a wide range&#9;of&#9;employee&#9;benefits&#9;and&#9;a&#9;large&#9;number&#9;are&#9;eligible&#9;for&#9;an&#9;annual&#9;bonus.&#9;Our&#9;LTIP&#9;is&#9;designed&#9;to&#9;link&#9; remuneration to the delivery of long-term strategic objectives and therefore participation is typically offered to senior employees&#9;who&#9;have&#9;the&#9;ability&#9;to&#9;influence&#9;these&#9;outcomes.&#9;The&#9;25th&#9;percentile,&#9;median&#9;and&#9;75th&#9;percentile&#9;employees&#9; identified&#9;in&#9;the&#9;above&#9;calculation&#9;do&#9;not&#9;participate&#9;in&#9;the&#9;LTIP.&#9;As&#9;the&#9;CEO&#9;participates&#9;in&#9;the&#9;LTIP,&#9;the&#9;ratio&#9;will&#9;be&#9; influenced&#9;by&#9;vesting&#9;outcomes&#9;and&#9;will&#9;likely&#9;vary&#9;year&#9;on&#9;year. Payments to past Directors (audited) There were no payments to past Directors during the year. Payments for loss of office (audited) There&#9;were&#9;no&#9;payments&#9;for&#9;loss&#9;of&#9;office&#9;during&#9;the&#9;year. Statement of Directors’ share ownership and share interests (audited) Interests of the CEO The&#9;CEO&#9;is&#9;required&#9;to&#9;hold&#9;300%&#9;of&#9;his&#9;base&#9;salary&#9;in&#9;Shares.&#9;The&#9;guideline&#9;is&#9;expected&#9;to&#9;be&#9;met&#9;within&#9;five&#9;years&#9;of&#9; appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (after tax) must be retained. The guideline continues to apply for one year following termination of employment. Share ownership requirements and the number of Shares held by Damian Gammell are set out in the table below. Interests in Shares at 31 December 2021 Interests in share incentive schemes subject to performance conditions at 31 December 2021(A)(B)(C) Interests in share option schemes(A)(B) Share ownership requirement as a % of salary Share ownership as a % of salary achieved at 31 December 2021(D) Shareholding guideline met Damian Gammell(E) 317,346 461,678 324,643 300% 1,113% (A) For further details of these interests, please refer to footnote (C) of the outstanding awards table below. (B) Do not count towards achievement of the share ownership guideline. (C) The CEO has no interests in share incentive schemes not subject to performance conditions at 31 December 2021. (D)&#9;The&#9;Remuneration&#9;Committee&#9;has&#9;simplified&#9;our&#9;share&#9;ownership&#9;policy&#9;to&#9;calculate&#9;shareholdings&#9;based&#9;on&#9;the&#9;prevailing&#9;share&#9;price&#9;and&#9;salary&#9;at&#9; 31 December 2021. (E) Damian Gammell acquired a further 20,000 shares on 24 February 2022, and 70,204 shares vested under the 2019 LTIP on 1 March 2022. Details of the CEO’s share awards are set out in the table below. Director and grant date Form of award Exercise price Number of Shares subject to awards at 31 December 2020 Granted during the year Vested during the year Exercised during the year Lapsed during the year Number of Shares subject to awards at 31 December 2021 End of performance period Vesting date Damian Gammell(A) 12.03.18 PSU(B) N/A 178,000 – 64,970 N/A 113,030 – 31.12.20 13.03.21 01.03.19 PSU(C)(D) N/A 156,008 – – N/A – 156,008 31.12.21 01.03.22 17.03.20 PSU(C) N/A 156,264 – – N/A – 156,264 31.12.22 17.03.23 29.09.21 PSU(C) N/A – 149,406 – N/A – 149,406 31.12.23 15.03.24 (A) In addition, the CEO has 324,643 vested but unexercised options with an expiry date of 5 November 2025 and an exercise price of $39.00. No options were exercised by the CEO during the year. (B)&#9;The&#9;performance&#9;condition&#9;was&#9;satisfied&#9;at&#9;37%&#9;of&#9;maximum&#9;on&#9;31&#9;December&#9;2020.&#9;Award&#9;vested&#9;on&#9;13&#9;March&#9;2021. (C) The number of Shares shown is the maximum number of Shares that may vest if the performance targets are met in full. (D) The 2019 PSU awards vested at 45% of maximum (70,204 shares) on 1 March 2022. Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F103 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Interests of other Directors The table below gives details of the Share interests of each NED either through direct ownership or connected persons. Interests in Shares at 31 December 2021 Sol Daurella(A)(B) 32,746,437 Manolo Arroyo – Jan Bennink(D) 43,850 John Bryant 3,340 Jos&eacute; Ignacio Comenge S&aacute;nchez-Real(A) 7,834,271 Christine Cross – Irial Finan(C) – Nathalie Gaveau – &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar(A) 3,140,591 Thomas H. Johnson(E) 10,000 Dagmar Kollmann – Alfonso L&iacute;bano Daurella(A) 6,573,282 Mark Price – Mario Rotllant Sol&aacute; – Brian Smith – Dessi Temperley – Garry Watts 10,000 (A) Shares held indirectly through Olive Partners. The number of Shares increased slightly during the year as a result of a reduction in Olive Partners’ share capital. (B) For the purposes of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), Sol Daurella (and her connected persons within the meaning of section 252 of the Companies Act) are deemed to be interested in the shares held by Olive by virtue of their indirect minority interest in Cobega S.A, which indirectly owns 56.373% of Olive. (C) Resigned from the Board on 26 May 2021. Share interests stated are as at the date of resignation. (D) Jan Bennink acquired a further 5,940 shares on 2 March 2022. (E) Thomas H. Johnson acquired 2,000 shares on 10 March 2022, and a further 2,000 shares on 11 March 2022. Dilution levels The terms of the Company’s share plans set limits on the number of newly issued Shares that may be issued to satisfy awards. In accordance with guidance from the Investment Association, these limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans. Single figure table for NEDs (audited) The&#9;following&#9;table&#9;sets&#9;out&#9;the&#9;total&#9;fees&#9;and&#9;taxable&#9;benefits&#9;received&#9;by&#9;the&#9;Chairman&#9;and&#9;NEDs&#9;for&#9;the&#9;year&#9;ended&#9; 31&#9;December&#9;2021.&#9;Prior&#9;year&#9;figures&#9;are&#9;also&#9;shown. 2021 (£’000) 2020 (£’000) Individual Base fee Chairman/ Committee fees Taxable benefits(A) Total fees Base fee Chairman/ Committee fees Taxable benefits(A) Total fees Sol Daurella 564 26 1 591 564 26 1 591 Manolo Arroyo(B) 49 15 0 64 – – – – Jan Bennink 82 46 4 132 82 46 2 130 John Bryant(C) 82 31 4 117 – – – – Jos&eacute; Ignacio Comenge S&aacute;nchez-Real 82 16 4 102 82 16 1 99 Christine Cross 82 46 5 133 82 46 1 129 Irial Finan(D) 33 10 0 43 82 26 3 111 Nathalie Gaveau 82 10 1 93 82 10 1 93 &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 82 – 4 86 82 – 2 84 Thomas H. Johnson 113 36 2 151 113 36 – 149 Dagmar Kollmann 82 31 4 117 82 31 1 114 Alfonso L&iacute;bano Daurella 82 21 0 103 82 21 – 103 Mark Price 82 21 2 105 82 21 2 105 Mario Rotllant Sol&aacute; 82 16 4 102 82 16 1 99 Brian Smith(E) 82 10 2 94 39 5 – 44 Dessi Temperley(F) 82 16 4 102 49 9 – 58 Garry Watts 82 52 4 138 82 52 – 134 (A)&#9;Taxable&#9;benefits&#9;mainly&#9;relate&#9;to&#9;travel&#9;and&#9;accommodation&#9;costs&#9;in&#9;respect&#9;of&#9;attendance&#9;at&#9;Board&#9;meetings&#9;with&#9;fx&#9;rates&#9;used&#9;as&#9;at&#9;the&#9;date&#9;of&#9;the&#9;transaction. (B) Appointed to the Board on 26 May 2021. (C) Appointed to the Board on 1 January 2021. (D) Resigned from the Board on 26 May 2021. (E) Appointed to the Board on 9 July 2020. (F) Appointed to the Board on 27 May 2020. Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F104 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Implementation of remuneration policy for 2022 Base salary Damian Gammell will receive a 3.25% salary increase effective 1 April 2022. This is in line with the merit increase provided to the wider UK workforce of 3.25%. Individual 2021 salary 2022 salary (effective from 1 April) % increase Damian Gammell £1,178,787 £1,217,098 3.25% Taxable benefits No&#9;significant&#9;changes&#9;to&#9;the&#9;provision&#9;of&#9;benefits&#9;are&#9;proposed&#9;for&#9;2022.&#9;The&#9;main&#9;benefits&#9;for&#9;Damian&#9;Gammell&#9;will&#9; continue&#9;to&#9;include&#9;allowances&#9;in&#9;respect&#9;of:&#9;a&#9;car,&#9;financial&#9;planning,&#9;schooling&#9;and&#9;private&#9;healthcare. Pension No changes are proposed in respect of the pension provision for Damian Gammell. He will continue to receive a cash allowance of £30,000 (inclusive of employer National Insurance contributions) in lieu of participation in the pension scheme. Annual bonus No changes have been made to the structure of the annual bonus plan for 2022 and the opportunity for Damian Gammell will remain unchanged at 150% of salary for target performance and 360% for maximum performance. Performance&#9;will&#9;continue&#9;to&#9;be&#9;assessed&#9;against&#9;financial&#9;and&#9;individual&#9;performance&#9;measures&#9;on&#9;a&#9;multiplicative&#9; basis&#9;as&#9;set&#9;out&#9;on&#9;page&#9;96.&#9;The&#9;financial&#9;measures&#9;and&#9;relative&#9;weightings&#9;will&#9;also&#9;remain&#9;unchanged. Measure Definition Weighting Operating&#9;profit Comparable&#9;operating&#9;profit&#9;on&#9;a&#9;currency&#9;neutral&#9;basis 50% Revenue Revenue on a currency neutral basis 30% Operating&#9;free&#9;cash&#9;flow Comparable&#9;operating&#9;profit&#9;before&#9;depreciation&#9;and&#9;amortisation&#9;and&#9; adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on a currency neutral basis 20% In determining the IPF for Damian Gammell for 2022 he will be assessed against a number of areas of focus which are aligned to the key longer-term strategic objectives of the business, which include: Platform for Growth; Future-ready Culture; Green and Stakeholder Focused Future; and API Integration: Objectives include – Development of new operating structure for CCEP – Grow share in sparkling – Leadership for achievement of our inclusion and diversity goals – Health&#9;&&#9;Safety – Progress on our plan for plastics – Further development of API integration plans The&#9;actual&#9;financial&#9;targets&#9;are&#9;not&#9;disclosed&#9;prospectively&#9;as&#9;they&#9;are&#9;deemed&#9;commercially&#9;sensitive.&#9;We&#9;intend&#9;to&#9; disclose&#9;them&#9;in&#9;next&#9;year’s&#9;ARR.&#9;A&#9;description&#9;of&#9;individual&#9;performance&#9;including&#9;specific&#9;quantitative&#9;measures&#9; (where appropriate) will also be disclosed in next year’s ARR. Long-term incentive Damian Gammell’s long-term incentive opportunity for 2022 will be aligned with the limits set out in the remuneration policy. He was granted a target award of 250% of salary on 10 March 2022 and may receive up to two times this target award (163,776 shares) if the maximum performance targets are achieved. The 2022 LTIP award will continue to be based on a mix of EPS, ROIC, and CO2 reduction, unchanged from last year. Given&#9;the&#9;significant&#9;market&#9;of&#9;uncertainty&#9;caused&#9;by&#9;the&#9;current&#9;geopolitical&#9;situation,&#9;the&#9;committee&#9;determined&#9;that&#9; it would be appropriate to delay setting the targets for this award until later in the year. It is the current intention that the targets&#9;will&#9;be&#9;confirmed&#9;within&#9;the&#9;next&#9;six&#9;months&#9;and&#9;disclosed&#9;at&#9;that&#9;point&#9;(as&#9;well&#9;as&#9;in&#9;next&#9;year’s&#9;renumeration&#9;report). Following the end of the performance period, awards will be subject to an additional two year holding period. Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F105 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Chairman and NED fees The NED base fee and Chairman fee were increased by 3.25% with effect from 1 April 2022, as outlined below, alongside increases to selected Committee Chairman and membership fees. Fees were last set on 1 April 2019. Role Current fees Fees effective 1 April 2022 Chairman £564,250 £582,000 NED basic fee £82,000 £85,000 Additional fee for Senior Independent Director £30,750 £31,750 Additional fee for Committee Chairman Audit and Remuneration Committees £36,000 £37,250 Affiliated Transaction Committee £36,000 £36,000 CSR Committee £20,500 £36,000 Nomination Committee £20,500 £21,250 Additional fee for Committee membership Audit and Remuneration Committees £15,500 £16,000 Affiliated Transaction Committee £15,500 £15,500 CSR Committee £10,250 £15,500 Nomination and Committee £10,250 £10,500 The Remuneration Committee The entire Board determines the terms of the compensation of the CEO and fees for the NEDs and Chairman as well as approving the remuneration policy, all on the Committee’s recommendation. The Committee is also responsible for setting the remuneration for each member of the ELT reporting to the CEO. The Terms of Reference can be found on our website at www.cocacolaep.com/about-us/governance/committees Remuneration Committee members and attendance In line with the Shareholders’ Agreement, the Committee has five members, as set out on pages 67–71. They are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by ER. The Committee formally met six times during the year, with one additional ad hoc meeting in line with business needs. Attendance is set out in the table on page 80 of the Corporate governance report. As described in the remuneration policy, the Committee receives an annual report in respect of wider workforce remuneration including pay and reward policies, which informs its decisions on executive pay. The Committee does not engage directly with employees on the issue of executive pay, however, within CCEP, employee groups are regularly consulted about matters affecting employees including our strategy, Company performance, culture and approach to reward, and this feedback informs decisions on people matters and other activities. Support for the Remuneration Committee Deloitte was appointed by the Remuneration Committee in 2016 following a selection process. During the year, Deloitte provided the Committee with external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct relating to executive remuneration consulting in the UK. The Committee is satisfied that the engagement partner and team that provide advice to the Committee do not have connections with CCEP or individual Directors that may impair their independence. During 2021, the wider Deloitte firm also provided CCEP with unrelated tax (including employment tax), digital transformation, access security and consultancy services. Total fees received by Deloitte in relation to the remuneration advice provided to the Committee during the year amounted to £74,150 based on the required time commitment. Remuneration Committee key activities The table below gives an overview of the key agenda items discussed at each meeting of the Committee during 2021: Meeting date Key agenda items February 2021 – Approval of 2020 annual bonus outcome for the ELT – Approval of final vesting outcome for 2018 LTIP March 2021 – Approval of ELT 2021 annual bonus targets, individual objectives and opportunities – Approval of ELT 2021 LTIP opportunities – Approval of ELT pension arrangements – Review of 2020 Remuneration Report – Annual base salary review for the ELT May 2021 – Approved principles for 2021 LTIP awards – Review of market remuneration trends – Advisor review – AGM voting update – Review of remuneration arrangements in respect of the CCL acquisition July 2021 – Wider workforce review – Review of executive shareholding guidelines – Review of Committee performance evaluation – Approval of adjustments to 2021 annual bonus targets in respect of CCL acquisition September 2021 – Approved ELT 2021 LTIP awards and targets – Approved changes to 2020 LTIP targets in respect of CCL acquisition and COVID-19 October 2021 – Performance update for 2021 annual bonus – Review of ESG remit of the Committee – Review of outstanding LTIP awards – Approach to shareholder consultation December 2021 – Review of first draft of the 2021 Remuneration Report – Performance update for 2021 annual bonus – Base pay design for 2022 – Incentive design for 2022 The Chairman, CEO, CFO, and the Chief People and Culture Officer attended meetings by invitation of the Committee to provide it with additional context or information, except where their own remuneration was discussed. Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F106 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Summary of voting outcomes The table below shows how shareholders voted in respect of the ARR at the AGM held on 26 May 2021 and the remuneration policy at the AGM held on 27 May 2020: Resolution Votes For (%) Votes Against (%) Number of votes Withheld Approval of the ARR 84.96% 15.04% 1,197,127 Approval of the remuneration policy 99.48% 0.52% 56,633 This Directors’ Remuneration Report is approved by the Board and signed on its behalf by Christine Cross, Chairman of the Remuneration Committee 15 March 2022 Annual report on remuneration CONTINUED Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-F107 Strategic Report Financial Statements Other InformationGovernance and Directors’ Report

Directors’ report The Directors present their report, together with the audited consolidated&#9;financial&#9;statements&#9;of&#9;the&#9;Group,&#9;and&#9;of&#9;the&#9;Company,&#9; for the year ended 31 December 2021. This Directors’ Report has been prepared in accordance with the applicable disclosure requirements of the following: – Companies Act – Listing Rules (LRs) and DTRs – Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority (with which the Company complies voluntarily) – Rules promulgated by the US Securities and Exchange Commission Additional information and disclosures, as required by the Companies Act, LRs and DTRs, are included elsewhere in this Integrated Report and are incorporated into this Directors’ Report by reference in table 1. This Directors’ Report, together with the Strategic Report on pages 2-63, represents the management report for the purpose of compliance with DTR 4.1.5R(2) and 4.1.8R. Directors Appointment and replacement of Directors The Articles set out certain rules that govern the appointment and replacement of the Company’s Directors. These are summarised as follows: – A Director may be appointed by either an ordinary resolution of shareholders or by the Board – Olive&#9;Partners&#9;and&#9;ER&#9;may&#9;each&#9;appoint&#9;a&#9;specified&#9;number&#9;of&#9;Directors,&#9;up&#9;to&#9;a&#9;set&#9;maximum,&#9;in&#9;accordance&#9; with their respective equity holding proportions in the Company – Replacement INEDs must be recommended to the Board by the Nomination Committee – The Board shall consist of a majority of INEDs – Directors (other than the initial Chairman, CEO and INEDs) must retire at each AGM, and may, if eligible, offer themselves for re-election – The minimum number of Directors (disregarding alternate directors) is two Read&#7;more&#7;about&#7;the&#7;re-election&#7;of&#7;Directors&#7;in&#7;the&#7;Corporate&#7;governance&#7;report&#7;on&#7;page 80 Table 1 Information and disclosures included elsewhere in this report Disclosure Section of report Page(s) Names of Directors during the year Board of Directors 67–71 Review&#9;of&#9;performance,&#9;financial&#9; position and likely future developments Strategic Report 2–63 Dividends Business&#9;and&#9;financial&#9;review&#9;and&#9;Note&#9;17&#9;to&#9;the&#9; consolidated&#9;financial&#9;statements 58 and 161–162 Principal risks Principal risks section of the Strategic Report 42–47 Information on share capital relating to share classes, rights and obligations Note&#9;17&#9;to&#9;the&#9;consolidated&#9;financial&#9;statements,&#9;and&#9; the Share capital section in Other Group information 161 and 204–206 Financial&#9;instruments&#9;and&#9;financial&#9; risk management Notes&#9;13&#9;and&#9;26&#9;to&#9;the&#9;consolidated&#9;financial&#9; statements 149–152 and 175–176 Cash balances and borrowings Notes&#9;11&#9;and&#9;14&#9;to&#9;the&#9;consolidated&#9;financial&#9; statement 148 and 152–155 Significant&#9;events&#9;after&#9;the&#9; reporting period Note&#9;27&#9;to&#9;the&#9;consolidated&#9;financial&#9;statements 177 Information on employment of disabled persons Our people 37–39 Workforce engagement Our stakeholders and Our people 12–14 and 37–39 Business relationships with suppliers, customers and others Our stakeholders, Operating with integrity and Action on supply chain 12–14, 40–41 and 35–36 Greenhouse gas emissions Action on climate 23–26 Responsibility statement Directors’ responsibilities statement 111 108 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Directors’ report CONTINUED Powers of Directors The Directors may exercise all powers of the Company, in accordance with, and subject to, the Company’s Articles and any applicable legislation. Read&#7;more&#7;about&#7;the&#7;roles&#7;and&#7;responsibilities&#7;of&#7;the&#7;board&#7;and&#7;the&#7;main&#7;committees&#7;of&#7;the&#7;Board&#7;in&#7;the&#7;following&#7;sections: &#7; Corporate&#7;governance&#7;report&#7;(pages 74–81),&#7;Nomination&#7;Committee&#7;report&#7;(pages 82–85), Audit&#7;Committee&#7;report&#7;(pages 86–91), and Directors’&#7;remuneration&#7;report&#7;(pages 92–107) Directors’ indemnity arrangements Qualifying third party indemnities were in place throughout 2021, and remain in place as at the date of this Integrated Report. Under these indemnities, the Company has agreed to indemnify the Directors of the Company, to the extent permitted&#9;by&#9;law,&#9;against&#9;losses&#9;and&#9;liabilities&#9;that&#9;may&#9;be&#9;incurred&#9;in&#9;executing&#9;the&#9;powers&#9;and&#9;duties&#9;of&#9;their&#9;office. Amendment of Articles The Articles may only be amended by a special resolution of the Company’s shareholders in accordance with the Companies Act. Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, ER or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall, at all times, contain a majority of INEDs may only be amended or repealed with the prior consent of a majority of the INEDs. The Articles are available at www.cocacolaep.com/about-us/governance. Political donations The Group made no political donations or contributions during 2021 (2020: nil). It is our policy not to make political donations or incur political expenditure. However, there may be uncertainty as to whether some normal business activities&#9;fall&#9;under&#9;the&#9;wide&#9;definitions&#9;of&#9;political&#9;donations,&#9;organisations&#9;and&#9;expenditure&#9;used&#9;in&#9;the&#9;Companies&#9;Act.&#9; We will therefore continue to seek shareholder approval to make political donations or incur expenditure as a precaution to avoid any inadvertent breach of the Companies Act. Shares Rights and obligations The rights and obligations relating to the Company’s Shares (in addition to those set out by law) are contained in the Articles. Restrictions on transfer of securities Olive Partners and TCCC are both subject to certain restrictions relating to the acquisition or disposal of Shares under the terms of the Shareholders’ Agreement. Other than those set out in the Shareholders’ Agreement, we are not aware of any agreements between shareholders that may result in a restriction of the transfer of securities or voting rights in the Company. Employee share schemes Shares issued under the Company’s employee share schemes rank pari passu with the existing Shares of the Company. Voting rights attached to Shares held on trust on behalf of participants in the GB Employee Share Plan are exercised by the trustee as directed by the participants. Significant shareholdings In&#9;accordance&#9;with&#9;DTR&#9;5.8,&#9;table&#9;2&#9;shows&#9;the&#9;significant&#9;interests&#9;in&#9;Shares&#9;of&#9;which&#9;the&#9;Company&#9;has&#9;been&#9;notified&#9;as&#9; at&#9;31&#9;December&#9;2021,&#9;and&#9;the&#9;date&#9;of&#9;this&#9;report.&#9;The&#9;shareholders&#9;identified&#9;have&#9;the&#9;same&#9;voting&#9;rights&#9;as&#9;all&#9;other&#9; shareholders. Share buyback programme The Company announced a share buyback programme on 13 February 2020, under which it proposed to reduce share capital by up to €1 billion through the purchase and cancellation of its own Shares (the Buyback Programme). Share purchases for the Buyback Programme were undertaken pursuant to shareholder authority granted at the 2019 AGM. In&#9;light&#9;of&#9;the&#9;significant&#9;and&#9;unprecedented&#9;macroeconomic&#9;uncertainty&#9;brought&#9;about&#9;by&#9;the&#9;outbreak&#9;of&#9;COVID-19,&#9; on&#9;23&#9;March&#9;2020,&#9;the&#9;Company&#9;announced&#9;a&#9;suspension&#9;of&#9;the&#9;Buyback&#9;Programme.&#9;To&#9;maintain&#9;flexibility,&#9;the&#9; shareholder authority to purchase Shares was renewed at the 2021 AGM, under which the Company may purchase up to 45,528,556 Shares, representing 10% of the Company’s issued share capital at 12 April 2021, reduced by the number of Shares purchased or agreed to be purchased between 12 April and 26 May 2021. No Shares were purchased under this authority in 2021. We intend to seek to renew the authority to purchase Shares at the 2022 AGM. For&#7;more&#7;details,&#7;see&#7;the&#7;Share&#7;buyback&#7;programme&#7;section&#7;in&#7;Other&#7;Group&#7;information&#7;on&#7;page 205 Table 2 Interests in Shares of which the Company has been notified Shareholder Percentage of total voting rights notified to the Company as at the year end(C) Number of voting rights notified to the Company as at the year end Percentage of total voting rights notified to the Company as at the date of this report(C) Number of voting rights notified to the Company as at the date of this report Cobega, S.A.(A) 36.1% 166,128,987 36.1% 166,128,987 TCCC(B) 19.01% 87,950,640 19.01% 87,950,640 (A) Held indirectly through its 56.03% owned subsidiary, Olive Partners. (B) Held indirectly through European Refreshments Unlimited Company. (C)&#9;Percentage&#9;interests&#9;disclosed&#9;calculated&#9;as&#9;at&#9;the&#9;date&#9;on&#9;which&#9;the&#9;relevant&#9;disclosure&#9;was&#9;made.&#9;These&#9;have&#9;not&#9;been&#9;updated&#9;to&#9;reflect&#9;changes&#9;in&#9;the&#9;total&#9; voting&#9;rights&#9;since&#9;notification&#9;and&#9;so&#9;may&#9;not&#9;represent&#9;the&#9;percentage&#9;interest&#9;as&#9;at&#9;31&#9;December&#9;2021&#9;or&#9;the&#9;date&#9;of&#9;this&#9;report. 109 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Directors’ report CONTINUED Change of control There&#9;are&#9;no&#9;agreements&#9;in&#9;place&#9;which&#9;provide&#9;compensation&#9;for&#9;loss&#9;of&#9;office&#9;or&#9;employment&#9;to&#9;any&#9;Director&#9;in&#9;the&#9; event of a takeover, except for certain provisions under the employee share plans, which may provide that certain outstanding awards may vest early in such an event. The&#9;Board&#9;considers&#9;that&#9;a&#9;change&#9;of&#9;control&#9;might&#9;have&#9;an&#9;impact&#9;on&#9;the&#9;following&#9;significant&#9;agreements: – Bottling agreements between the Group and TCCC – A bank credit facility agreement, under which the maximum amount available at 31 December 2021 was €1.95 billion Research and development The Company invests in and undertakes certain activities for the development of innovative solutions, digital capabilities and&#9;advanced&#9;analytics&#9;to&#9;drive&#9;the&#9;simplification&#9;of&#9;applications&#9;and&#9;platforms,&#9;and&#9;to&#9;support&#9;and&#9;grow&#9;its&#9;business&#9;in&#9; both its manufacturing and non-manufacturing operations. Independent auditor Disclosure of information to auditors Each&#9;of&#9;the&#9;Directors&#9;in&#9;office&#9;as&#9;at&#9;the&#9;date&#9;of&#9;this&#9;Integrated&#9;Report,&#9;confirms&#9;that: – so&#9;far&#9;as&#9;he&#9;or&#9;she&#9;is&#9;aware,&#9;there&#9;is&#9;no&#9;relevant&#9;audit&#9;information&#9;(as&#9;defined&#9;by&#9;section&#9;418&#9;of&#9;the&#9;Companies&#9;Act)&#9; of which the Company’s auditor is unaware; and – he or she has taken all the reasonable steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. Auditor reappointment EY has expressed willingness to continue in its capacity as independent auditor of the Company. The Directors plan to recommend a resolution to reappoint EY at the next AGM. Going concern As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the consolidated&#9;financial&#9;statements,&#9;the&#9;Directors&#9;have&#9;taken&#9;into&#9;account&#9;the&#9;Group’s&#9;current&#9;cash&#9;position&#9;and&#9;its&#9;access&#9; to a €1.95 billion undrawn committed credit facility. The Directors have also considered the stress testing performed as part of the assessment of viability set out on page 48. On this basis, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. This Directors’ Report has been approved by the Board and signed on its behalf by Clare Wardle, Company Secretary 15 March 2022 Coca-Cola&#9;Europacific&#9;Partners&#9;plc&#9; 09717350 110 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Responsibility for preparing financial statements The Directors are responsible for preparing the Integrated&#9;Report&#9;and&#9;the&#9;financial&#9;statements&#9;in&#9; accordance with applicable United Kingdom (UK) law and regulations. UK company law requires the Directors to prepare financial&#9;statements&#9;for&#9;each&#9;financial&#9;year.&#9;Under&#9; that law, the Directors have prepared Group and Parent&#9;Company&#9;financial&#9;statements&#9;in&#9;accordance&#9; with UK-adopted International Accounting Standards. In&#9;preparing&#9;the&#9;consolidated&#9;Group&#9;financial&#9; statements the Directors have also elected to comply with International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Under section 393 of the Companies Act, the Directors must&#9;not&#9;approve&#9;the&#9;financial&#9;statements&#9;unless&#9;they&#9;are&#9; satisfied&#9;that&#9;they&#9;give&#9;a&#9;true&#9;and&#9;fair&#9;view&#9;of&#9;the&#9;state&#9;of&#9; affairs&#9;of&#9;the&#9;Company&#9;and&#9;of&#9;the&#9;Group&#9;and&#9;of&#9;the&#9;profit&#9; or loss of the Company and of the Group for that period. In&#9;preparing&#9;the&#9;Company&#9;financial&#9;statements,&#9;the&#9; Directors are required to: – Select suitable accounting policies and apply them consistently – Make judgements and accounting estimates that are reasonable and prudent – Follow UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB – Prepare&#9;the&#9;financial&#9;statements&#9;on&#9;the&#9;going&#9;concern&#9; basis unless it is inappropriate to presume that the Company will continue in business In&#9;preparing&#9;the&#9;Group&#9;financial&#9;statements&#9;the&#9;Directors&#9; are required to: – Select suitable accounting policies and apply them consistently – State whether UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB have been followed, subject to any material departures disclosed&#9;and&#9;explained&#9;in&#9;the&#9;financial&#9;statements – Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information – Provide additional disclosures when compliance with the&#9;specific&#9;requirements&#9;in&#9;IFRS&#9;are&#9;insufficient&#9;to&#9; enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial&#9;performance – Make an assessment of the Group’s ability to continue as a going concern The Directors are responsible for keeping adequate accounting&#9;records&#9;that&#9;are&#9;sufficient&#9;to&#9;show&#9;and&#9;explain&#9; the Company’s transactions and disclose with reasonable accuracy&#9;at&#9;any&#9;time&#9;the&#9;financial&#9;position&#9;of&#9;the&#9; Company&#9;and&#9;enable&#9;them&#9;to&#9;ensure&#9;that&#9;the&#9;financial&#9; statements comply with the Companies Act. They are responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. They are also responsible for the maintenance and integrity&#9;of&#9;the&#9;corporate&#9;and&#9;financial&#9;information&#9; included on the Company’s website. Legislation, regulation and practice in the UK governing the&#9;preparation&#9;and&#9;dissemination&#9;of&#9;financial&#9;statements&#9; may differ from legislation, regulation and practice in other jurisdictions. Responsibility statement The Directors, whose names and functions are set out on pages&#9;67–71,&#9;confirm&#9;that&#9;to&#9;the&#9;best&#9;of&#9;their&#9;knowledge: – The&#9;consolidated&#9;financial&#9;statements,&#9;prepared&#9;in&#9; accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB, give a true and fair view of the assets, liabilities, financial&#9;position&#9;and&#9;profit&#9;or&#9;loss&#9;of&#9;the&#9;Company&#9; and the undertakings included in the consolidation taken as a whole – The management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face – The&#9;Integrated&#9;Report&#9;and&#9;financial&#9;statements,&#9;taken&#9; as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy By order of the Board Clare Wardle, Company Secretary 15 March 2022 Directors’ responsibilities statement 111 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

Financial Statements In this section Financial Statements 113 Independent Auditor’s reports 129&#9; Consolidated&#9;financial&#9;statements 134&#9; &#9;Notes&#9;to&#9;the&#9;consolidated&#9;financial&#9;statements 184&#9; Company&#9;financial&#9;statements 188&#9; &#9;Notes&#9;to&#9;the&#9;Company&#9;financial&#9;statements 112 Strategic Report Financial Statements Other Information Coca-Cola Europacific Partners plc | 2021 Integrated Report and Form 20-FGovernance and Directors’ Report

125	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Report of independent registered public accounting firm

To the Shareholders and the Board of Directors
of Coca-Cola Europacific Partners plc
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Coca-Cola Europacific Partners plc (the “Group”) as of 31 December 2021 and 2020, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 15 March 2022 expressed an unqualified opinion thereon.
Basis for opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

126	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Report of independent registered public accounting firm
CONTINUED

	Description of the matter	How we addressed the matter in our audit
Accrued customer marketing costs	The Group participates in various programmes and arrangements with customers referred to as “promotional programmes”, which are recorded as deductions from revenue. These totalled €4.1 billion for the year ended 31 December 2021, with €1,160 million of accrued customer marketing costs as of 31 December 2021. The types of promotional programmes are more fully described in Note 3 to the consolidated financial statements with details about accrued customer marketing costs disclosed in Note 15 to the consolidated financial statements.
Auditing the completeness and measurement of the accrued customer marketing costs, is complex and judgemental, particularly in relation to promotional programmes where there is estimation uncertainty related to estimated sales volumes or expected customer performance.	We obtained an understanding of the Group’s revenue recognition policies and processes and how they are applied, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the completeness and measurement of the promotional programmes. For example, we tested controls over management’s determination of the total estimated sales volumes used in the assessment of the accrued customer marketing costs.
To evaluate the specific estimations that are inherent in the calculation of the accrued customer marketing costs, our audit procedures included, among others, testing the completeness and accuracy of the underlying data, by agreeing key terms of the promotional programmes to the executed sales agreements on a sample basis. We also compared accrued customer marketing costs to subsequent cash settlements on a sample basis.
We performed analytical procedures around per unit case rates to identify any potential outliers and tested material unusual or unexpected journal entries. We also analysed the historical reversals and ageing of the accrued customer marketing costs, to identify potential management bias in the estimate of the year-end accrual and considered any changes in the business environment that would warrant changes in the methodology.
Valuation of the distribution rights and property, plant and equipment acquired with Coca-Cola Amatil Limited
As described in Notes 3 and 4 of the consolidated financial statements, the Group completed the acquisition of Coca-Cola Amatil Limited on 10 May 2021 for total consideration of €5.8 billion. As a result of the acquisition, the Group measured the assets acquired and liabilities assumed at their fair values at the acquisition date. The assets acquired included distribution rights intangibles in Australia, New Zealand and Pacific Islands valued using a multi-period excess earnings approach (which primarily contributed to the €4.3 billion of acquired intangible assets); and property, plant and equipment valued using a depreciated replacement cost approach (forming part of the €1.6 billion acquired).
Auditing the valuation of the acquired assets and liabilities was complex and judgemental with regards to Australia, New Zealand and Pacific Islands distribution rights and items of property, plant and equipment, due to a higher degree of subjectivity in management’s evaluation of certain assumptions required to estimate the fair value of these assets, being primarily prospective financial information, discount rates and useful economic lives.
We evaluated and tested the design and operating effectiveness of the Group’s internal controls over the valuation of the acquired assets. For example, we tested controls over management's review of the valuation methodologies and the significant assumptions used to develop the fair value estimates, including prospective financial information, discount rates and useful economic lives.
To test the estimated fair values of the distribution rights and property, plant and equipment at the date of the acquisition, we performed sensitivity analyses to determine which assumptions had the greatest impact on the overall determination of value and therefore presented a higher audit risk.
We performed additional procedures to test those assumptions. Among other procedures, we involved valuation specialists to assist in our assessment of management’s valuation methodologies and models and to determine an independent range for the discount rate and useful economic life assumptions. We assessed the revenue growth rates and operating profit margin within the prospective financial information by comparing management’s assumptions to external sources and historical performance.
We also evaluated the adequacy of the disclosures related to the acquisition and the purchase price allocation.

127	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Report of independent registered public accounting firm
CONTINUED

Description of the matter	How we addressed the matter in our audit
Accounting for uncertain tax positions	At 31 December 2021, the Group recorded provisions for uncertain tax positions. €138 million are included in current tax liabilities, the remainder being classified as non-current tax liabilities.
The Group is subject to income tax in numerous jurisdictions and is routinely under audit by taxing authorities in the ordinary course of business as described in Note 21 and Note 23 of the consolidated financial statements. Management applies judgement in assessing tax exposures in each jurisdiction, which requires interpretation of local tax laws and specific facts and circumstances.
Auditing the uncertain tax positions was judgemental, because of the inherent uncertainty related to tax exposures, which may result in materially different outcomes. Specifically, each tax position involves the evaluation of unique and evolving facts and circumstances.	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls in place over the Group’s process to evaluate and account for uncertain tax positions. For example, we tested the Group’s controls around evaluation of the facts and circumstances supporting the conclusions on the Group’s tax positions.
We evaluated the tax positions taken by management in each significant jurisdiction in the context of local tax laws, considering correspondence with tax authorities, the status of any tax audits and third-party advice obtained by the Group. Our work involved tax professionals with local knowledge to assess the tax positions taken in each significant jurisdiction in the context of local tax law and significant tax assessments.
In evaluating management’s tax provisions, we developed our independent range of tax exposures by jurisdiction, which we compared to the Group’s provisions. We also considered outcomes for similar fact patterns in different jurisdictions with equivalent tax rules and regulations.
We evaluated the adequacy of the related disclosures provided in the Group financial statements.
Carrying value of goodwill and indefinite lived intangibles allocated to the Iberia cash generating unit	At 31 December 2021, the carrying value of the goodwill and indefinite lived intangibles allocated to the Iberia Cash Generating Unit (CGU) was €5,564 million.
As discussed in Note 7 of the consolidated financial statements, goodwill and indefinite lived intangibles are tested for impairment at the CGU level, at least annually, in the fourth quarter, or whenever there is an indication of impairment.
Auditing management’s annual impairment test for the Iberia CGU was judgmental, as the calculation of the ‘value in use’ (VIU) of the CGU involved estimating the future earnings and cash flows of the CGU, including the expected recovery from COVID-19 during the forecast period. In addition, there is lower headroom between the VIU and the carrying value of the Iberia CGU compared to other CGUs in the Group.
Management’s impairment model used to calculate the VIU for the Iberia CGU was most sensitive to the assumptions around discount rate and the prospective financial information, in particular revenue growth rates, operating profit margin and long-term growth rates.	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls in place within the impairment review process. This included evaluating controls over the Group’s budgetary and forecasting process used to develop the estimated future earnings and cash flows used in estimating the VIU of the Iberia CGU. We also tested controls over management’s data included in the VIU model and their determination of the significant assumptions described above.
We involved our internal valuation specialists to assist with the evaluation of the discount rate and long-term growth rate used in the VIU model, by developing an independent range.
We assessed the historical accuracy of management’s estimates and forecasts against actual results for indications of management bias and compared the CGU’s performance since the testing date with the forecasts used in the VIU model.
We compared the revenue growth and operating profit margin included in the five-year cash flow period within the VIU model to external sources of information.
We reperformed management’s sensitivity analysis, determining the breakeven point by evaluating a combination of changes to the revenue and long-term growth rates, the operating profit margin, and discount rate. We also developed our own independent stress test for a delayed recovery from COVID-19 and evaluated the likelihood of the occurrence of those scenarios.
We assessed the adequacy of the related disclosures provided in the consolidated financial statements on changes in certain variables that could eliminate existing headroom.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
London, United Kingdom
15 March 2022

128	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Report of independent registered public accounting firm

To the Shareholders and the Board of Directors
of Coca-Cola Europacific Partners plc
Opinion on internal control over financial reporting
We have audited Coca-Cola Europacific Partners plc’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). As indicated in the accompanying Management’s report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Coca-Cola Amatil Ltd, which is included in the 2021 consolidated financial statements of Coca-Cola Europacific Partners plc and constituted 33.8% and 6.4% of total assets and net assets, respectively, as of 31 December 2021 and 15.8% and 14.2% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Coca-Cola Europacific Partners plc also did not include an evaluation of the internal control over financial reporting of Coca-Cola Amatil Ltd. In our opinion, Coca-Cola Europacific Partners plc (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of 31 December 2021 and 2020, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2021 and the related notes and our report dated 15 March 2022 expressed an unqualified opinion thereon.
Basis for opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young LLP
London, United Kingdom
15 March 2022

129	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Consolidated income statement

		Year ended
		31 December 2021	31 December 2020	31 December 2019
	Note	€ million	€ million	€ million
Revenue	5	13,763	10,606	12,017
Cost of sales	18	(8,677)	(6,871)	(7,424)
Gross profit		5,086	3,735	4,593
Selling and distribution expenses	18	(2,496)	(1,939)	(2,258)
Administrative expenses	18	(1,074)	(983)	(787)
Operating profit		1,516	813	1,548
Finance income	19	43	33	49
Finance costs	19	(172)	(144)	(145)
Total finance costs, net		(129)	(111)	(96)
Non-operating items		(5)	(7)	2
Profit before taxes		1,382	695	1,454
Taxes	21	(394)	(197)	(364)
Profit after taxes		988	498	1,090

Profit attributable to shareholders		982	498	1,090
Profit attributable to non-controlling interests		6	—	—
Profit after taxes		988	498	1,090

Basic earnings per share (€)	6	2.15	1.09	2.34
Diluted earnings per share (€)	6	2.15	1.09	2.32
The accompanying notes are an integral part of these consolidated financial statements.

130	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Consolidated statement of comprehensive income

		Year ended
		31 December 2021	31 December 2020	31 December 2019
	Note	€ million	€ million	€ million
Profit after taxes		988	498	1,090
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		260	(125)	94
Tax effect		—	—	—
Foreign currency translation, net of tax		260	(125)	94
Cash flow hedges:
Pretax activity, net		277	33	11
Tax effect	21	(63)	4	(2)
Cash flow hedges, net of tax	13	214	37	9
Other reserves:
Pretax activity, net		7	—	—
Tax effect	21	(1)	—	—
Other reserves, net of tax		6	—	—
		480	(88)	103
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net	16	301	(71)	(79)
Tax effect	21	(63)	16	12
Pension plan remeasurements, net of tax		238	(55)	(67)
		238	(55)	(67)
Other comprehensive income/(loss) for the period, net of tax		718	(143)	36
Comprehensive income for the period		1,706	355	1,126

Comprehensive income attributable to shareholders		1,684	355	1,126
Comprehensive income attributable to non-controlling interests		22	—	—
Comprehensive income for the period		1,706	355	1,126
The accompanying notes are an integral part of these consolidated financial statements.

131	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Consolidated statement of financial position

		31 December 2021	31 December 2020
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	7	12,639	8,414
Goodwill	7	4,623	2,517
Property, plant and equipment	8	5,248	3,860
Non-current derivative assets	13	226	6
Deferred tax assets	21	60	27
Other non-current assets	25	534	337
Total non-current assets		23,330	15,161
Current:
Current derivative assets	13	150	40
Current tax assets	21	46	19
Inventories	9	1,157	681
Amounts receivable from related parties	20	143	150
Trade accounts receivable	10	2,305	1,439
Other current assets	24	271	204
Assets held for sale	24	223	20
Short term investments	11	58	—
Cash and cash equivalents	11	1,407	1,523
Total current assets		5,760	4,076
Total assets		29,090	19,237
LIABILITIES
Non-current:
Borrowings, less current portion	14	11,790	6,382
Employee benefit liabilities	16	138	283
Non-current provisions	23	48	83
Non-current derivative liabilities	13	47	15
Deferred tax liabilities	21	3,617	2,134
Non-current tax liabilities	21	110	131
Other non-current liabilities		37	44
Total non-current liabilities		15,787	9,072

		31 December 2021	31 December 2020
	Note	€ million	€ million
Current:
Current portion of borrowings	14	1,350	805
Current portion of employee benefit liabilities	16	10	13
Current provisions	23	86	154
Current derivative liabilities	13	19	62
Current tax liabilities	21	181	171
Amounts payable to related parties	20	210	181
Trade and other payables	15	4,237	2,754
Total current liabilities		6,093	4,140
Total liabilities		21,880	13,212
EQUITY
Share capital	17	5	5
Share premium	17	220	192
Merger reserves	17	287	287
Other reserves	17	(156)	(537)
Retained earnings		6,677	6,078
Equity attributable to shareholders		7,033	6,025
Non-controlling interest	17	177	—
Total equity		7,210	6,025
Total equity and liabilities		29,090	19,237
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Board of Directors and authorised for issue on 15 March 2022. They were signed on its behalf by:
Damian Gammell,
Chief Executive Officer
15 March 2022

132	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Consolidated statement of cash flows

		Year ended
		31 December 2021	31 December 2020	31 December 2019
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,382	695	1,454
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	8	693	665	587
Amortisation of intangible assets	7	89	62	52
Share-based payment expense	22	16	14	15
Finance costs, net	19	129	111	96
Income taxes paid		(306)	(273)	(270)
Changes in assets and liabilities, net of acquisition amounts:
(Increase)/decrease in trade and other receivables		(242)	208	5
(Increase)/decrease in inventories		(1)	34	(25)
Increase/(decrease) in trade and other payables		507	53	(63)
Increase/(decrease) in net payable receivable from related parties		8	(112)	59
(Decrease)/increase in provisions		(116)	43	(57)
Change in other operating assets and liabilities		(42)	(10)	51
Net cash flows from operating activities		2,117	1,490	1,904
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired	4	(5,401)	—	—
Purchases of property, plant and equipment		(349)	(348)	(506)
Purchases of capitalised software		(97)	(60)	(96)
Proceeds from sales of property, plant and equipment		25	49	11
Net proceeds/(payments) of short term investments		198	—	—
Investments in equity instruments		(4)	(11)	(8)
Proceeds from sale of equity instruments		25	—	—
Other investing activity, net		(2)	—	—
Net cash flows used in investing activities		(5,605)	(370)	(599)

		Year ended
		31 December 2021	31 December 2020	31 December 2019
	Note	€ million	€ million	€ million
Cash flows from financing activities:
Proceeds from borrowings, net	14	4,877	1,598	987
Changes in short-term borrowings	14	276	(221)	101
Repayments on third party borrowings	14	(950)	(569)	(625)
Payments of principal on lease obligations	14	(139)	(116)	(128)
Interest paid, net		(97)	(91)	(86)
Dividends paid	17	(638)	(386)	(574)
Purchase of own shares under share buyback programme	17	—	(129)	(1,005)
Exercise of employee share options	17	28	14	26
Transactions with non-controlling interests	17	(73)	—	—
Other financing activities, net		5	—	2
Net cash flows from / (used in) financing activities		3,289	100	(1,302)
Net change in cash and cash equivalents		(199)	1,220	3
Net effect of currency exchange rate changes on cash and cash equivalents		83	(13)	4
Cash and cash equivalents at beginning of period	11	1,523	316	309
Cash and cash equivalents at end of period	11	1,407	1,523	316

The accompanying notes are an integral part of these consolidated financial statements.

133	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Consolidated statement of changes in equity

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2019		5	152	287	(552)	6,672	6,564	—	6,564
Profit after taxes		—	—	—	—	1,090	1,090	—	1,090
Other comprehensive (expense)/income		—	—	—	103	(67)	36	—	36
Total comprehensive income		—	—	—	103	1,023	1,126	—	1,126
Issue of shares during the year	17	—	26	—	—	—	26	—	26
Equity-settled share-based payment expense	22	—	—	—	—	13	13	—	13
Share-based payment tax effects	21	—	—	—	—	6	6	—	6
Dividends	17	—	—	—	—	(574)	(574)	—	(574)
Own shares purchased under share buyback programme		—	—	—	—	(1,005)	(1,005)	—	(1,005)
As at 31 December 2019		5	178	287	(449)	6,135	6,156	—	6,156
Profit after taxes		—	—	—	—	498	498	—	498
Other comprehensive expense		—	—	—	(88)	(55)	(143)	—	(143)
Total comprehensive income		—	—	—	(88)	443	355	—	355
Issue of shares during the year	17	—	14	—	—	—	14	—	14
Equity-settled share-based payment expense	22	—	—	—	—	14	14	—	14
Share-based payment tax effects	21	—	—	—	—	2	2	—	2
Dividends	17	—	—	—	—	(387)	(387)	—	(387)
Own shares purchased under share buyback programme		—	—	—	—	(129)	(129)	—	(129)
As at 31 December 2020		5	192	287	(537)	6,078	6,025	—	6,025
Profit after taxes		—	—	—	—	982	982	6	988
Other comprehensive income		—	—	—	465	237	702	16	718
Total comprehensive income		—	—	—	465	1,219	1,684	22	1,706
Non-controlling interests recognised relating to business combination	17	—	—	—	—	—	—	228	228
Transactions with non-controlling interests	17	—	—	—	—	—	—	(73)	(73)
Cash flow hedge gains transferred to goodwill relating to business combination	4	—	—	—	(84)	—	(84)	—	(84)
Issue of shares during the year	17	—	28	—	—	—	28	—	28
Equity-settled share-based payment expense	22	—	—	—	—	16	16	—	16
Share-based payment tax effects	21	—	—	—	—	3	3	—	3
Dividends	17	—	—	—	—	(639)	(639)	—	(639)
As at 31 December 2021		5	220	287	(156)	6,677	7,033	177	7,210
The accompanying notes are an integral part of these consolidated financial statements.

134	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements

Note 1
General information and basis of preparation
On 10 May 2021, Coca-Cola European Partners plc (Legacy CCEP) acquired Coca-Cola Amatil Limited (referred to as CCL pre acquisition, and API post acquisition), and subsequently changed its name to Coca-Cola Europacific Partners plc (the Company, or Parent Company). The Company and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
Refer to Note 4 for further details about the acquisition of CCL (the Acquisition).
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
The consolidated financial statements of the Group for the year ended 31 December 2021 were approved and signed by Damian Gammell, Chief Executive Officer on 15 March 2022 having been duly authorised to do so by the Board of Directors.
Impact of COVID-19
The COVID-19 pandemic and related response measures have had and may continue to have an adverse effect on global economic conditions, as well as our business, results of operations, cash flows and financial condition. At this time, we cannot predict the degree to which, or the time period over which, our business will continue to be affected by COVID-19 and the related response measures. These impacts limit the comparability of these consolidated financial statements with prior periods.
In addition, as part of the preparation of these consolidated financial statements, we have considered the impact of COVID-19 on our accounting policies and judgements and estimates. The key accounting impacts and considerations for the Group are included in the relevant notes herein.
Impact of climate change
As part of the preparation of these consolidated financial statements, we have considered the relevant disclosures in the Strategic Report with respect to the recommendations of the Taskforce on Climate-related Financial Disclosures. Our considerations focused on the valuation of long-term assets. Based on currently known information, there were no issues identified that could have a material impact on the carrying values of assets and liabilities in these consolidated financial statements.
Basis of preparation
These consolidated financial statements of the Group reflect the following:
•They have been prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
•They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January 2021, as described below under accounting policies.
•They are presented in euros, which is also the Parent Company’s functional currency and all values are rounded to the nearest € million except where otherwise indicated.
•They have been prepared on a going concern basis (refer to page 110).
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
The Group treats transactions with non-controlling interests that do not result in a loss of control as equity transactions.
When the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and any other components of equity, while any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
The financial results presented herein for the years ended 31 December 2019 and 2020 and for the period from 1 January 2021 through to the Acquisition refer to Legacy CCEP and its consolidated subsidiaries, and the period from the Acquisition to 31 December 2021 refer to the combined financial results of CCEP.
Foreign currency
The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which the subsidiary operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each subsidiary are expressed in euros.

135	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
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
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the year ended(A)			Closing as at
	31 December 2021	31 December 2020	31 December 2019	31 December 2021	31 December 2020
UK Sterling	1.16	1.13	1.14	1.19	1.11
US Dollar	0.85	0.88	0.89	0.88	0.81
Norwegian Krone	0.10	0.09	0.10	0.10	0.10
Swedish Krone	0.10	0.10	0.09	0.10	0.10
Icelandic Krone	0.01	0.01	0.01	0.01	0.01
Australian Dollar	0.63	n/a	n/a	0.64	n/a
Indonesian Rupiah(B)	0.06	n/a	n/a	0.06	n/a
New Zealand Dollar	0.60	n/a	n/a	0.60	n/a
Papua New Guinean Kina	0.24	n/a	n/a	0.25	n/a
(A)For current year period European rates and US dollar are calculated as average for the period 1 January 2021 to 31 December 2021. Asia Pacific rates are calculated as average for the period from 10 May 2021 to 31 December 2021.
(B)Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2021, 31 December 2020 and 31 December 2019.
Typically, sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In our API territories, the fourth quarter typically reflects the highest unit sales volumes each year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.
The following table summarises the number of selling days for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 (based on a standard five day selling week):

	First Half	Second Half	Full Year
2021	131	130	261
2020	128	134	262
2019	129	132	261

136	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 2
Accounting policies
IFRS 15 “Revenue recognition and deductions from revenue”
The Group derives its revenues by making, selling and distributing ready to drink beverages. The revenue from the sale of products is recognised at the point in time at which control passes to a customer, typically when products are delivered to a customer. A receivable is recognised by the Group at the point in time at which the right to consideration becomes unconditional.
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
The rest of the accounting policies applied by the Group are included in the relevant notes herein.
New and amended standards and interpretation
The Group has applied the following amendments for the first time in the year ended 31 December 2021.
Interest Rate Benchmark Reform – Phase 2 – amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:
•A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.
The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective. These standards, interpretations or amendments are not expected to have a material impact to the Group in the current or future periods and on foreseeable future transactions.
Note 3
Significant judgements and estimates
In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively. The significant judgements made in applying the Group’s accounting policies were applied consistently across the annual periods.
The significant judgements and key sources of estimation uncertainty that have a significant effect on the amounts recognised in these financial statements are outlined below.
Significant judgements
Intangible assets and goodwill
The Group has assigned indefinite lives to its bottling agreements with TCCC. This judgement has been made after evaluating the contractual provisions of the bottling agreements, the Group’s mutually beneficial relationship with TCCC and the history of renewals for bottling agreements.
Refer to Note 7 for further details on the judgement regarding the lives of bottling agreements.
Significant estimates
Acquisition of Coca-Cola Amatil Limited – fair value measurements
A determination of the fair value of the assets acquired and liabilities assumed in the Acquisition, and the useful lives of intangible assets and property, plant and equipment acquired is required. This exercise is a substantial undertaking which requires the use of various valuation techniques. Future events could cause underlying assumptions to change which could have a significant impact on the Group’s financial results.
Refer to Note 4 for further details regarding the Acquisition, including estimations used in determining the provisional fair values for the acquired assets and liabilities assumed.
Impairment of indefinite lived intangible assets and goodwill
Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use or the fair value less costs to sell of the cash generating unit (CGU) to which the goodwill or intangible asset has been allocated. The value in use calculation requires management’s estimation of the future cash flows expected to arise from the CGU, including the impact of COVID-19. Refer to Note 7 for the sensitivity analysis of the assumptions used in the impairment analysis of goodwill and intangible assets with indefinite lives.
Deductions from revenue and sales incentives
The Group participates in various promotional programmes with customers designed to increase the sale of products. Among the programmes are arrangements under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed upon sales levels, or for participating in specific marketing programmes. Those promotional programmes do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, the amount payable is deemed to be variable consideration. Management makes estimates on an ongoing basis for each individual promotion to assess the value of the variable consideration based upon historical customer experience, expected customer performance and/or estimated sales volumes. The related accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer. Refer to Note 15 for further details.

137	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Income tax
The Group is subject to income taxes in numerous jurisdictions and there are many transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises a provision for situations that might arise in the foreseeable future based on an assessment of the probabilities as to whether additional taxes will be due. In addition, the Group is involved in various legal proceedings and tax matters. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. Where the final outcome on these matters is different from the amounts that were initially recorded, such differences impact the tax provision in the period in which such determination is made. These estimates are subject to potential change over time as new facts emerge and each circumstance progresses. The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income in the jurisdiction giving rise to the deferred tax asset. Refer to Note 21 for further details regarding income taxes.
Defined benefit plans
The determination of pension benefit costs and obligations are estimated based on assumptions determined with the assistance of external actuarial advice. The key assumptions impacting the valuations are the discount rate, salary rate of inflation and mortality rates. Refer to Note 16 for further details about the Group’s defined benefit pension plan costs and obligations.
Note 4
Business combinations
CCL was one of the largest bottlers and distributors of ready to drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region and was the authorised bottler and distributor of The Coca-Cola Company’s (TCCC) beverage brands in Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea. In November 2020, CCEP and CCL entered into a binding Scheme Implementation Deed (the Scheme) for the acquisition of 69.2% of the entire existing issued share capital of CCL, which was held by shareholders other than TCCC. CCEP also entered into a Co-operation and Sale Deed with TCCC with respect to the acquisition of TCCC's 30.8% interest in CCL (the Co-operation agreement), conditional upon the implementation of the Scheme. During the first half of 2021, the required shareholder, regulatory and court approvals were obtained and on 10 May 2021 the Company acquired 100% of the issued and outstanding shares of CCL.
Shareholders other than TCCC received A$13.32 per share in cash, totalling cash consideration paid of A$6,673 million. TCCC received A$9.39 and A$10.57 per share for 10.8% and 20%, respectively, of the remaining CCL shares held by TCCC. Cash consideration paid to TCCC was A$893 million and USD1,046 million. The fair value of the consideration transferred at the acquisition date was €5,752 million.
The business combination is being accounted for under IFRS 3, “Business Combinations”, using the acquisition method of accounting, with CCEP considered as the accounting acquirer. The operations of the acquired businesses are extensive and complex and the Group is in the process of finalising the fair values for certain acquired assets and assumed liabilities which include intangible assets, property, plant and equipment, current and deferred tax assets and liabilities based on facts that existed as at the date of the Acquisition. Accordingly, the Group has recognised provisional amounts for these items. During the measurement period, which will not extend beyond 9 May 2022, the Group will adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the measurement of the amounts recognised as at that date.
The following table details the Euro equivalent consideration and provisional fair values of assets and liabilities as acquired:

€ million
Intangible assets	4,285
Property, plant and equipment	1,568
Non-current derivative assets	69
Deferred tax assets	9
Other non-current assets	61
Current derivative assets	24
Current tax assets	19
Inventories	455
Amounts receivable from related parties	45
Trade accounts receivable	603
Other current assets	54
Short term investments(A)	256
Cash and cash equivalents(A)	267
Borrowings, less current portion	(1,251)
Employee benefit liabilities	(37)
Non-current provisions	(3)
Non-current derivative liabilities	(72)
Deferred tax liabilities	(1,185)
Non-current tax liabilities	(6)
Current portion of borrowings	(381)
Current portion of employee benefit liabilities	(1)
Current provisions	(9)
Current derivative liabilities	(35)
Current tax liabilities	(18)
Amounts payable to related parties	(77)
Trade and other payables	(841)
Net identifiable assets acquired	3,799
Non-controlling interest	(228)
Cash flow hedge gains transferred to goodwill relating to business combination	84
Goodwill	2,097
Fair value of consideration	5,752
(A) To align accounting policies, short term time deposits and treasury bills with maturities of greater than three months and less than one year have been reclassified and presented as short term investments.

138	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Intangible assets include both indefinite life and definite life intangible assets. Indefinite life intangible assets mainly include bottling agreements with TCCC, which provide the Group with the exclusive rights to prepare, package, distribute and sell TCCC branded products in the territories in which it operates. Definite life intangible assets include distribution agreements with other brand partners, customer relationships and capitalised software.
Bottling agreements with TCCC, distribution agreements with other brand partners and customer relationships have been valued using a multi-period excess earnings model, whereby the value of a specific intangible asset is estimated from the excess earnings after fair returns on all other assets employed have been deducted from the business’s after-tax operating earnings. Brand assets have been valued based on a payment relief method, estimating the value of future foregone payments to a brand owner over the life of the asset by virtue of owning the asset. Capitalised software has been valued using a replacement cost approach, representing the current cost to replace the existing asset in its current state.
Whilst the bottling agreements with TCCC contain no automatic right of renewal, the Group believes that the interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewals ensures that these agreements will continue to be renewed and, therefore, are essentially perpetual. After evaluating the contractual provisions of the bottling agreements, the mutually beneficial relationship with TCCC and history of renewals, the Group has assigned indefinite lives to all such intangible assets. Refer to Note 7 for further details about the Group’s intangible assets and goodwill.
Goodwill of €2,097 million has been recognised in connection with the Acquisition, representing the excess of consideration transferred over the provisional fair values of the net identifiable assets acquired and non-controlling interests, less the cash flow hedge gains of €84 million. The cash flow hedge gains relate to the deal contingent foreign currency forwards which were reclassified from the cash flow hedge reserves and included in goodwill upon settlement.
The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes.
Property, plant and equipment has been valued using a variety of valuation techniques depending on the local market and the highest and best use of each asset. These techniques include capitalisation of comparable net market income, depreciated replacement cost and sales comparison approach. Included within Property, plant and equipment are right of use assets which have been valued at €307 million. A corresponding lease liability of €302 million is included within Borrowings.
Inventory has been valued based on estimated sales value less cost of disposal. The Group recorded a fair value adjustment to increase the carrying value of finished goods on hand at the time of the Acquisition by €48 million. This adjustment is included within cost of sales in the consolidated income statement for the year ended 31 December 2021 as the inventory was sold during the year.
The fair value of acquired trade accounts receivable is €603 million. The gross contractual amount related to these receivables is €618 million, of which €15 million is expected to be uncollectible.
At the acquisition date, the Group has elected to measure components of non-controlling interests in CCL at fair value. The fair value of non-controlling interests represents the fair value of TCCC’s 29.4% ownership interest in PT Coca-Cola Bottling Indonesia, plus non-controlling interests with respect to Paradise Beverages (Fiji) Group and Samoa Breweries Limited. Fair value has been derived primarily using applicable enterprise value based on discounted future cash flow projections.
API contributed revenue of €2.2 billion and profit before tax of €207 million to the Group from acquisition date through to 31 December 2021. If the Acquisition had taken place at the beginning of the year, pro forma revenue and profit before tax for CCEP for the year ended 31 December 2021 would have been €14.8 billion and €1.4 billion, respectively.
Acquisition and integration related costs of €49 million and €4 million are included in administrative expenses and finance costs, respectively, in the consolidated income statement for the year ended 31 December 2021. Cash payments for acquisition-related costs are included in cash flows from operating activities in the consolidated statement of cash flows.
Note 5
Segment information
Description of segment and principal activities
Following the Acquisition, the Group performed a review of its segment reporting under IFRS 8, “Operating Segments”. The Group continues to derive its revenues through a single business activity, which is making, moving and selling ready to drink beverages, primarily non-alcoholic beverages. The Acquisition has broadened the Group’s geographic footprint which now includes Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea. These territories collectively make up the Australia, Pacific and Indonesia (API) segment. Based on the governance structure of the Group, including decision making authority and oversight, the Group’s Board continues to be its Chief Operating Decision Maker (CODM), and the Group now has two operating segments, Europe, representing the pre-acquisition territories of CCEP, and API. The Board, as the CODM, allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.

139	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Year Ended 31 December 2021			Year Ended 31 December 2020
	Europe	API	Total	Europe	API	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue(A)	11,584	2,179	13,763	10,606	—	10,606
Comparable operating profit(A)(B)	1,500	272	1,772	1,194	—	1,194
Items impacting comparability(C)			(256)			(381)
Reported operating profit			1,516			813
Total finance costs, net			(129)			(111)
Non-operating items			(5)			(7)
Reported profit before tax			1,382			695
(A)If the acquisition had taken place at the beginning of the year, pro forma revenue and pro forma comparable operating profit for API for the year ended 31 December 2021 would have been €3,235 million and €386 million, respectively.
(B)Comparable operating profit includes comparable depreciation and amortisation of €564 million and €162 million for Europe and API respectively, for the year ended 31 December 2021. Comparable depreciation and amortisation charges for the year ended 31 December 2020 totalled €606 million.
(C)Items affecting the comparability of period-over-period financial performance for 2021 include restructuring charges of €153 million (refer to Note 18), acquisition and integration related costs of €49 million (refer to Note 4), and the inventory fair value step up related to acquisition accounting of €48 million (refer to Note 4). Items affecting the comparability for 2020 include restructuring charges of €368 million (refer to Note 18).
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2021, 31 December 2020 and 31 December 2019.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year ended
	31 December 2021	31 December 2020	31 December 2019
Revenue:	€ million	€ million	€ million
Iberia(A)	2,495	2,173	2,784
Germany	2,335	2,270	2,432
Great Britain	2,613	2,203	2,412
France(B)	1,813	1,709	1,897
Belgium/Luxembourg	926	892	1,002
Netherlands	557	529	602
Norway	391	423	437
Sweden	375	337	366
Iceland	79	70	85
Total Europe	11,584	10,606	12,017
Australia	1,359	—	—
New Zealand and Pacific Islands	377	—	—
Indonesia and Papua New Guinea	443	—	—
Total API	2,179	—	—
Total CCEP	13,763	10,606	12,017
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.

140	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments and deferred tax assets, by geography:

	31 December 2021	31 December 2020
Assets:	€ million	€ million
Iberia(A)	6,644	6,696
Germany	3,077	3,138
Great Britain	2,680	2,432
France(B)	887	920
Belgium/Luxembourg	600	621
Netherlands	432	441
Sweden	379	396
Norway	247	233
Iceland	34	31
Other unallocated	245	220
Total Europe	15,225	15,128
Australia	5,356	—
New Zealand and Pacific Islands	1,751	—
Indonesia and Papua New Guinea	712	—
Total API	7,819	—
Total CCEP	23,044	15,128
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.
Note 6
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
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended
	31 December 2021	31 December 2020	31 December 2019
Profit after taxes attributable to equity shareholders (€ million)	982	498	1,090
Basic weighted average number of Shares in issue(A) (million)	456	455	466
Effect of dilutive potential Shares(B) (million)	1	1	3
Diluted weighted average number of Shares in issue(A) (million)	457	456	469
Basic earnings per share (€)	2.15	1.09	2.34
Diluted earnings per share (€)	2.15	1.09	2.32
(A)As at 31 December 2021, 31 December 2020 and 31 December 2019 the Group had 456,235,032, 454,645,510 and 456,399,877 Shares, respectively, in issue and outstanding.
(B)For the year ended 31 December 2021, 31 December 2020 and 31 December 2019 no options to purchase Shares were excluded from the diluted earnings per share calculation. The dilutive impact of all outstanding options, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.

141	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 7
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
TCCC franchise intangible assets
The Group’s bottling agreements contain performance requirements and convey the rights to distribute and sell products within specified territories. The Group’s agreements with TCCC in each territory are for terms of 10 years and each contain the right for the Group to request a 10 years renewal. The existing bottling agreements expire no earlier than 1 September 2025. While these agreements contain no automatic right of renewal beyond that date, the Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual. The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of bottling agreements, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s TCCC bottling agreements.
Brands
In connection with the Acquisition, the Group acquired a portfolio of brands, predominantly comprised of certain non-alcoholic ready to drink beverages distributed and sold in Australia and New Zealand. These are considered to have an indefinite life, given the strength and durability of the brands.
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
Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is between five and seven years. Amortisation expense for capitalised software is included within administrative expenses and was €75 million, €54 million and €44 million for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively.
Customer relationships
The Group has acquired certain customer relationships in connection with business combinations. These customer relationships are recorded at fair value on the date of acquisition, and amortised over an estimated economic useful life of 20 years. Amortisation expense for these assets is included within administrative expenses and was €9 million, €8 million and €8 million for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively.
Non-TCCC franchise intangible
In connection with the Acquisition, the Group acquired certain bottling agreements with Non-TCCC distribution partners which contain performance requirements and convey the rights to distribute and sell products within specified API territories. The provisional fair value of these Non-TCCC franchise intangible assets is estimated to be €149 million, which is being amortised over an expected economic useful life of 20 years. Amortisation expense for these assets is recognised within administrative expenses and totalled €5 million for the year ending 31 December 2021.

142	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	TCCC franchise intangible	Brands	Software	Customer relationships	Non-TCCC franchise intangible	Assets under construction	Total intangibles	Goodwill
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2019	8,165	—	333	161	—	104	8,763	2,520
Additions	—	—	34	—	—	26	60	—
Disposals	—	—	(34)	—	—	—	(34)	—
Transfers and reclassifications	—	—	61	—	—	(61)	—	—
Currency translation adjustments	(87)	—	(12)	—	—	—	(99)	(3)
As at 31 December 2020	8,078	—	382	161	—	69	8,690	2,517
Acquisition of CCL	3,822	211	55	37	149	11	4,285	2,097
Additions	—	—	65	—	—	40	105	—
Disposals	—	—	(23)	—	—	—	(23)	—
Transfers and reclassifications	—	—	74	—	—	(74)	—	—
Assets held for sale	—	(189)	—	—	—	—	(189)	—
Currency translation adjustments	108	—	18	(1)	—	1	126	9
As at 31 December 2021	12,008	22	571	197	149	47	12,994	4,623
Accumulated amortisation:
As at 31 December 2019	—	—	(222)	(35)	—	—	(257)	—
Amortisation expense	—	—	(54)	(8)	—	—	(62)	—
Disposals	—	—	34	—	—	—	34	—
Currency translation adjustments	—	—	9	—	—	—	9	—
As at 31 December 2020	—	—	(233)	(43)	—	—	(276)	—
Amortisation expense	—	—	(75)	(9)	(5)	—	(89)	—
Disposals	—	—	20	—	—	—	20	—
Currency translation adjustments	—	—	(9)	(1)		—	(10)	—
As at 31 December 2021	—	—	(297)	(53)	(5)	—	(355)	—
Net book value:
As at 31 December 2019	8,165	—	111	126	—	104	8,506	2,520
As at 31 December 2020	8,078	—	149	118	—	69	8,414	2,517
As at 31 December 2021	12,008	22	274	144	144	47	12,639	4,623
Refer to Note 24 for further details regarding the reclassification of certain brands to assets held for sale as at 31 December 2021.

143	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Impairment of indefinite lived intangible assets and goodwill
Each CGU is tested for impairment annually in the fourth quarter or whenever there is an indication of impairment. The recoverable amount of each CGU is normally determined through a value in use calculation. To determine value in use for a CGU, estimated future cash flows are discounted to their present values using a pre-tax discount rate reflective of the current market conditions and risks specific to each CGU. If the carrying value of a CGU exceeds its recoverable amount, the carrying value of the CGU is reduced to its recoverable amount and impairment charges are recognised immediately within the consolidated income statement. Impairment charges other than those related to goodwill may be reversed in future periods if a subsequent test indicates that the recoverable amount has increased. Such recoveries may not exceed a CGU’s original carrying value less any depreciation that would have been recognised if no impairment charges were previously recorded.
The Group’s CGUs are based on geography and generally represent the individual territories in which the Group operates. For the purposes of allocating intangibles, each indefinite-lived intangible asset is allocated to the geographic region to which the agreement relates and goodwill is allocated to each of the CGUs expected to benefit from a business combination, irrespective of whether other assets and liabilities of the acquired businesses are assigned to the CGUs.
The Group has recognised provisional fair values for the indefinite-lived intangible assets and goodwill related to the recently acquired territories representing the Group’s API CGUs. Should operating results or macroeconmic assumptions deteriorate versus those utilised in calculating the provisional fair values of these assets as of the acquisition date, an impairment of the acquired assets could result in the future.
The following table identifies the carrying value of goodwill and indefinite-lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, as at 31 December 2021 the Group had other CGUs with total indefinite-lived intangible assets of €2,243 million and goodwill of €941 million.

	31 December 2021		31 December 2020
	Indefinite lived intangible assets	Goodwill	TCCC Franchise	Goodwill
Cash generating unit	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Australia	2,698	1,459	—	—
Great Britain	1,740	200	1,624	200
Germany	1,060	748	1,060	748

The recoverable amounts of each of the Group’s API CGUs were determined based on fair value less costs of disposal due to the relative proximity to the acquisition date.
The recoverable amounts of each of the Group’s Europe CGUs were determined through a value in use calculation, which uses cash flow projections for a five year period. The key assumptions used in projecting these cash flows were as follows:
•Growth rate and operating margins: Cash flows were projected over four years based on the Group’s strategic business plan. Cash flows for the fifth year and beyond were projected using a long-term terminal growth rate of 2%.
•Discount rate: A weighted average cost of capital was applied specific to each CGU as a hurdle rate to discount cash flows. The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The following table summarises the pre-tax discount rate attributable to each significant CGU.

	2021	2020
	Pre-tax discount rate	Pre-tax discount rate
Cash generating unit	%	%
Iberia	9	9
Great Britain	10	9
Germany	9	9
The Group did not record any impairment charges as a result of the tests conducted in 2021 and 2020.
The Group’s Great Britain and Germany CGUs continue to have substantial headroom when comparing the value in use calculation of the CGU versus the CGU’s carrying value.
For the Group’s Iberia CGU, the headroom in the 2021 impairment analysis was approximately 32% (2020: 25%) of carrying value.
The Group estimates that a 2.0% reduction in the terminal growth rate or a 1.6% increase in the discount rate, each in isolation, would eliminate existing headroom in Iberia.

144	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 8
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

	Useful life (years)
Category	Low	High
Buildings and improvements	10	40
Machinery, equipment and containers	3	20
Cold drink equipment	4	12
Vehicle fleet	3	12
Furniture and office equipment	4	10
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

The Group leases land, office and warehouse property, computer hardware, machinery and equipment and vehicles under non-cancellable lease agreements, most of which expire at various dates through to 2030. Since the adoption of IFRS 16, “Leases”, effective 1 January 2019, the Group includes right of use assets within property, plant and equipment. Right of use assets are initially measured at cost, comprising the initial measurement of the lease liability, plus any direct costs and an estimate of asset retirement obligations, less lease incentives. Subsequently, right of use assets are measured at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the term of the lease.
The Group does not separate lease from non-lease components for each of its lease categories, except for property leases. All low value leases with total minimum lease payments under €5,000 and leases with a term less than 12 months are expensed on a straight-line basis.
Extension and termination options are included in a number of property and equipment leases across the Group and are used to maximise operational flexibility in terms of managing contracts. Extension options (or periods after termination options) are only included in the lease term if the Group has an enforceable right to extend or terminate the lease and is reasonably certain to do so.

145	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Buildings and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2019	316	1,755	2,805	1,210	291	234	279	6,890
Additions	18	89	112	46	64	16	77	422
Disposals	(12)	(32)	(81)	(86)	(69)	(107)	(1)	(388)
Transfers and reclassifications	1	49	173	—	—	4	(227)	—
Currency translation adjustments	(6)	(15)	(34)	(15)	(3)	(3)	(3)	(79)
As at 31 December 2020	317	1,846	2,975	1,155	283	144	125	6,845
Acquisition of CCL	339	492	529	108	7	15	78	1,568
Additions	2	41	119	50	62	10	195	479
Disposals	(3)	(28)	(218)	(319)	(54)	(16)	1	(637)
Transfers and reclassifications(A)	—	47	129	11	1	5	(197)	(4)
Currency translation adjustments	8	31	44	21	(1)	2	4	109
As at 31 December 2021	663	2,429	3,578	1,026	298	160	206	8,360
Accumulated depreciation:
As at 31 December 2019	—	(557)	(1,135)	(709)	(143)	(141)	—	(2,685)
Depreciation expense	—	(117)	(297)	(159)	(62)	(30)	—	(665)
Disposals	—	15	79	86	63	84	—	327
Currency translation adjustments	—	8	16	10	1	3	—	38
As at 31 December 2020	—	(651)	(1,337)	(772)	(141)	(84)	—	(2,985)
Depreciation expense	—	(123)	(326)	(163)	(61)	(20)	—	(693)
Disposals	—	17	208	319	51	15	—	610
Currency translation adjustments	—	(9)	(18)	(15)	—	(2)	—	(44)
As at 31 December 2021	—	(766)	(1,473)	(631)	(151)	(91)	—	(3,112)
Net book value:
As at 31 December 2019	316	1,198	1,670	501	148	93	279	4,205
As at 31 December 2020	317	1,195	1,638	383	142	60	125	3,860
As at 31 December 2021	663	1,663	2,105	395	147	69	206	5,248
(A) Includes €4 million related to assets held for sale for the year ended 31 December 2021.

146	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Right of use assets
The following table summarises the net book value of right of use assets included within property, plant and equipment:

	31 December 2021	31 December 2020
	€ million	€ million
Buildings and improvements	438	202
Vehicle fleet	135	137
Machinery, equipment and containers	71	19
Furniture and office equipment	5	6
Total(A)	649	364
(A)€307 million was acquired as part of the Acquisition.
Total additions to right of use assets during 2021 were €120 million (2020: €134 million).
The following table summarises depreciation charges relating to right of use assets for the periods presented:

	31 December 2021	31 December 2020
	€ million	€ million
Buildings and improvements	56	37
Vehicle fleet	59	61
Machinery, equipment and containers	22	8
Furniture and office equipment	2	11
Total	139	117
During the years ended 31 December 2021 and 31 December 2020, the total expense relating to low value and short-term leases was €16 million and €18 million, respectively, which is primarily included in administrative expenses. The Group does not have any residual value guarantees in relation to its leases. As at 31 December 2021 the total value of lease extension and termination options included within right of use assets was €16 million.

Note 9
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
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Finished goods	635	389
Raw materials and supplies	375	210
Spare parts and other	147	82
Total inventories	1,157	681
Write downs of inventories to net realisable value totalled €41 million and €29 million for the years ended 31 December 2021 and 31 December 2020, respectively. These write downs were included in cost of sales on the consolidated income statement. None of these write downs for inventory were subsequently reversed.

147	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 10
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
Trade accounts receivable are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. The Group applies an expected credit loss reserve methodology to assess possible impairments. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue. The Group considers factors such as delinquency in payment, financial difficulties, payment history of the debtor as well as certain forward-looking macroeconomic indicators. The carrying amount of trade accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognised in the consolidated income statement. Credit insurance on a portion of the accounts receivable balance is also carried. Refer to Note 26 for further details on credit risk management.
As a result of COVID-19, the Group supplemented its existing credit loss reserve methodology to include an incremental loss allowance for those receivable balances that were deemed to be higher risk in the current environment. The incremental allowance is included within allowance for doubtful accounts below, as at 31 December 2021.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Trade accounts receivable, gross	2,354	1,478
Allowance for doubtful accounts	(49)	(39)
Total trade accounts receivable	2,305	1,439
The following table summarises the ageing of trade accounts receivable, net of allowance for doubtful accounts, in the consolidated statement of financial position as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Not past due	2,172	1,389
Past due 1 - 30 days	88	23
Past due 31 - 60 days	18	3
Past due 61 - 90 days	9	4
Past due 91 - 120 days	3	1
Past due 121+ days	15	19
Total	2,305	1,439
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2019	(18)
Provision for impairment recognised during the year	(25)
Receivables written off during the year as uncollectible	4
As at 31 December 2020	(39)
Provision for impairment recognised during the year	(13)
Receivables written off during the year as uncollectible	3
As at 31 December 2021	(49)

148	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 11
Cash and cash equivalents and short term investments
Cash and cash equivalents
Cash and cash equivalents include cash and short term, highly liquid financial instruments with maturity dates of less than three months when acquired that are readily convertible to cash and which are subject to an insignificant risk of changes in value. Counterparties and instruments used to hold the Group’s cash and cash equivalents are continually assessed, with a focus on preservation of capital and liquidity.
The following table summarises the cash and cash equivalents outstanding in the consolidated statement of financial position as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Cash at banks and on hand	708	643
Short term deposits and securities	699	880
Total cash and cash equivalents	1,407	1,523
Cash and cash equivalents are held in the following currencies as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Euro	524	950
British Pound	337	424
US Dollar	74	32
Norwegian Krone	64	70
Swedish Krona	31	33
Australian Dollar	234	—
Indonesian Rupiah	41	—
Papua New Guinean Kina	45	—
Other	57	14
Total cash and cash equivalents	1,407	1,523
Included within Cash and cash equivalents as at 31 December 2021 are Papua New Guinea cash assets of €45 million denominated in local currency (Kina). Government-imposed currency controls impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group. There are no other material restrictions on the Group’s cash and cash equivalents.
Short term investments
Short term investments are financial assets that are initially recognised at fair value and subsequently measured at amortised cost. The Group classifies its financial assets as at amortised cost only if both of the following criteria are met:
•the asset is held within a business model whose objective is to collect the contractual cash flows; and
•the contractual terms give rise to cash flows that are solely payments for principal and interest.
The short term investment balance is comprised of time deposits and treasury bills, with maturity dates of greater than three months and less than one year when acquired, which do not meet the definition of cash and cash equivalents, and are expected to be held until maturity. These are highly liquid investments and due to their short term nature, their carrying amount is not significantly different from the fair values.
Short term investments were €58 million as at 31 December 2021 (2020: nil), which include €44 million denominated in Papua New Guinea Kina that are subject to government-imposed currency controls which impact the extent to which these investments, upon maturity, can be converted into foreign currency and remitted for use elsewhere in the Group.
Note 12
Fair values
Fair value measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described as one of the following, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Observable inputs other than quoted prices included in Level 1. The Group values assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The fair values of the Group’s cash and cash equivalents, trade accounts receivable, amounts receivable from related parties, trade and other payables and amounts payable to related parties approximate their carrying amounts due to their short term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised within Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. Refer to Note 14 for further details regarding the Group’s borrowings.

149	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the book value and fair value of the Group’s borrowings as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Fair value of borrowings	13,316	7,585
Book value of borrowings (Note 14)	13,140	7,187
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of its derivative contracts (including forwards, options, futures, cross currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third party resource. Refer to Note 13 for further details about the Group’s derivatives.
The following table summarises the fair value of the derivative assets and liabilities as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Assets at fair value:
Derivatives (Note 13)	376	46
Liabilities at fair value:
Derivatives (Note 13)	66	77
For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.

Note 13
Hedging activities
Derivative financial instruments
The Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk, commodity price risk and interest rate risk.
All derivative financial instrument assets and liabilities are recorded at fair value on the consolidated statement of financial position. The Group does not use derivative financial instruments for trading or speculative purposes and all hedge ratios are on a 1:1 basis. At the inception of a hedge transaction, the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecasted transaction. Refer to Note 26 for further details about the Group’s risk management strategy and objective. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in maintaining the risk management objectives. Where critical terms match, the Group uses a qualitative assessment to ensure initial and ongoing effectiveness criteria. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.
While certain derivative financial instruments are designated as hedging instruments, the Group may also enter into derivative financial instruments that are designed to hedge a risk but are not designated as hedging instruments (referred to as an economic hedge or a non-designated hedge). The decision regarding whether or not to designate a hedge for hedge accounting is made by management considering the size, purpose and tenure of the hedge, as well as the anticipated ability to achieve and maintain the Group’s risk management objective.
The Group is exposed to counterparty credit risk on all of its derivative financial instruments. It has established and maintained strict counterparty credit guidelines and enters into hedges only with financial institutions that are investment grade or better. It continuously monitors counterparty credit risk and utilises numerous counterparties to minimise its exposure to potential defaults.
As part of the Acquisition, the Group acquired derivative financial instruments which had previously been designated as hedging instruments in CCL. These instruments are used to manage currency exchange risk, commodity price risk and interest rate risk of CCL and included FX swaps, commodity swaps, interest rate swaps and cross currency swaps. As at the acquisition date, the Group evaluated each of the acquired derivative financial instruments and assessed whether the designation as a hedging instrument was appropriate under IFRS 9. The Group subsequently designated the acquired derivative financial instruments as either cash flow hedges or fair value hedges and continues to assess and document whether the derivative financial instruments used in the hedging transaction are highly effective in maintaining the risk management objective.

150	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the fair value of the assets and liabilities related to derivative financial instruments and the respective line items in which they were recorded in the consolidated statement of financial position as at the dates presented. All derivative instruments are classified as Level 2 within the fair value hierarchy.
Discussion of the Group’s other financial assets and liabilities is contained elsewhere in these financial statements. Refer to Note 10 for trade accounts receivable, Note 15 for trade and other payables, Note 14 for borrowings and Note 20 for amounts receivable and payable with related parties.

		31 December 2021	31 December 2020
Hedging instrument	Location – statement of financial position	€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative assets	75	6
Foreign currency contracts	Non-current derivative assets	3	—
Interest rate and cross currency swaps	Non-current derivative assets	148	—
Commodity contracts	Current derivative assets	128	13
Deal contingent forwards	Current derivative assets	—	24
Foreign currency contracts	Current derivative assets	16	3
Interest rate and cross currency swaps	Current derivative assets	6	—
	Total	376	46
Total assets		376	46
Liabilities:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative liabilities	3	9
Foreign currency contracts	Non-current derivative liabilities	—	6
Interest rate and cross currency swaps	Non-current derivative liabilities	44	—
Commodity contracts	Current derivative liabilities	5	24
Foreign currency contracts	Current derivative liabilities	14	4
Interest rate and cross currency swaps	Current derivative liabilities	—	34
	Total	66	77
Total liabilities		66	77

Cash flow hedges
The Group uses cash flow hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations and commodity price fluctuations associated with certain forecasted transactions, including purchases of raw materials, finished goods and services denominated in non-functional currencies, the receipt of interest and principal on intercompany loans denominated in non-functional currencies and the payment of interest and principal on debt issuances in non-functional currencies. Effective changes in the fair value of these cash flow hedging instruments are recognised as a component of other reserves on the consolidated statement of financial position. The effective changes are then recognised within the line item on the consolidated income statement that is consistent with the nature of the underlying hedged item in the period that the forecasted purchases or payments impact earnings. Any changes in the fair value of these cash flow hedges that are the result of ineffectiveness are recognised immediately in the line item on the consolidated income statement that is consistent with the nature of the underlying hedged item. Historically, the Group has not experienced, nor does it expect to experience, material hedge ineffectiveness with the value of the hedged instrument equalling that of the hedged item.
In connection with the Acquisition, the Group entered into deal contingent foreign currency forwards with a total notional amount of €5.6 billion in order to mitigate the foreign currency risk arising from the Acquisition. These instruments were recorded as cash flow hedges, and on completion of the Acquisition, gains of €84 million were reclassified to Goodwill.
The net notional amount of outstanding interest rate and cross currency swaps used to hedge interest rate risk and currency fluctuations of non-functional currency borrowings was €2.2 billion at 31 December 2021 and €0.4 billion at 31 December 2020. The net notional amount of the other outstanding currency related cash flow hedges was
€1.1 billion as at 31 December 2021 and €0.3 billion as at 31 December 2020. The net notional amount of outstanding commodity related cash flow hedges was €0.9 billion as at 31 December 2021 and €0.7 billion as at 31 December 2020. Outstanding cash flow hedges as at 31 December 2021 are expected to settle and affect profit or loss between 2022 and 2036.

151	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

	Notional maturity profile
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Cash flow hedges	€ million	€ million	€ million	€ million	€ million
Foreign currency contracts	475	303	172	—	—
Interest rate and cross currency swaps	736	340	396	—	—
Commodity contracts	459	246	213	—	—
As at 31 December 2019	1,670	889	781	—	—
Deal contingent foreign currency forwards	3,000	3,000	—	—	—
Foreign currency contracts	310	174	136	—	—
Interest rate and cross currency swaps	396	396	—	—	—
Commodity contracts	677	403	274	—	—
As at 31 December 2020	4,383	3,973	410	—	—
Interest rate and cross currency swaps	2,225	144	1,365	—	716
Foreign currency contracts	1,074	912	162	—	—
Commodity contracts	922	566	356	—	—
As at 31 December 2021	4,221	1,622	1,883	—	716
The Group recognised within other comprehensive income net gains of €125 million, €25 million and €10 million for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively, related to changes in the fair values of outstanding cash flow hedges. The amount of ineffectiveness associated with these cash flow hedges was not material during any year presented within these financial statements.

The following table summarises the net of tax effect for cash flow hedges for the periods presented within the consolidated income statement:

		Amount of gain/(loss) reclassified from the hedging reserve into profit
		31 December 2021	31 December 2020	31 December 2019
Cash flow hedging instruments	Location – income statement	€ million	€ million	€ million
Foreign currency contracts	Cost of sales	(3)	1	—
Commodity contracts	Cost of sales	74	(33)	(17)
Commodity contracts	Selling and distribution expenses	2	(3)	—
Interest rate and cross currency swaps(A)	Finance costs	(78)	23	18
Total		(5)	(12)	1
(A)The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying debt instruments; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Fair value hedges
The Group has designated certain cross currency swaps used to mitigate FX risk and interest rate risk on foreign currency borrowings as fair value hedges. There is an economic relationship between the hedged item and the hedging instrument as the terms of the cross currency swap contracts match the terms of the fixed-rate borrowings. The Group has established a hedge ratio of 1:1 for the hedging relationship.
The following table summarises the Group’s outstanding fair value hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

Fair value hedges	Total	Less than 1 year € million	1 to 3 years € million	3 to 5 years € million	Over 5 years € million
As at 31 December 2019	—	—	—	—	—
As at 31 December 2020	—	—	—	—	—
Interest rate and cross currency swaps	166	—	—	—	166
As at 31 December 2021	166	—	—	—	166

152	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the gains/(losses) recognised from fair value hedges that settled for the periods presented within the consolidated income statement:

Fair value hedges	Location - Income statement	31 Dec 2021 € million	31 Dec 2020 € million	31 Dec 2019 € million
Foreign currency contracts	Finance costs	(2)	—	—
Total		(2)	—	—
The carrying value of the hedged item recognised in borrowings is €173 million (2020: nil), which includes accumulated amounts of fair value adjustments of €15 million (2020: nil).
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
There were €59 million outstanding non-designated foreign currency hedges, hedging intercompany loans as at 31 December 2021. There were no outstanding non-designated hedges as at 31 December 2020.
The following table summarises the gains/(losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented.

		31 December 2021	31 December 2020	31 December 2019
Non-designated hedging instruments	Location – income statement	€ million	€ million	€ million
Commodity contracts	Selling and distribution expenses	—	(12)	5
Foreign currency contracts(A)	Non-operating items	—	(4)	(2)
Total		—	(16)	3
(A)The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Net investment hedges
The Group had no net investment hedges in place as at 31 December 2021 or 31 December 2020, however it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
Note 14
Borrowings and leases
Borrowings
Borrowings are initially recognised at fair value, net of issuance costs incurred. Borrowings acquired by the Group as part of the Acquisition have been recognised at fair value at the acquisition date. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortisation of transaction costs, fair value adjustments made on acquisition, premiums and discounts are recognised as part of finance costs within the consolidated income statement.
Leases
Since the adoption of IFRS 16, “Leases”, effective 1 January 2019, lease liabilities are included within Borrowings in our consolidated statement of financial position.
The lease liability is measured at the present value of lease payments, discounted using the Group’s incremental borrowing rate (IBR). The lease term comprises the non-cancellable period of the contract, together with periods covered by an option to extend the lease whenever the Group is reasonably certain to exercise that option and has an enforceable right to do so. Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing it by lease payments made.

153	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Non-current:
Euro denominated bonds:
€700 million 0.75% Notes 2022	—	699
€350 million 2.625% Notes 2023	349	349
€500 million 1.125% Notes 2024	497	497
€350 million 2.375% Notes 2025	348	347
€250 million 2.750% Notes 2026	249	248
€600 million 1.75% Notes 2026	594	592
€400 million 1.50% Notes 2027	397	396
€250 million 1.50% Notes 2027	261	263
€500 million 1.75% Notes 2028	495	494
€750 million 0.20% Notes 2028	743	742
€500 million 1.125% Notes 2029	494	494
€500 million 1.875% Notes 2030	496	496
€500 million 0.70% Notes 2031	496	496
€800 million —% Notes due 2025(C)	797	—
€700 million 0.50% Notes due 2029(C)	694	—
€1,000 million 0.875% Notes due 2033(C)	990	—
€750 million million 1.50% Notes due 2041(C)	746	—
Foreign currency bonds (swapped into Euro)(D):
$850 million 0.50% Notes due 2023(C)	747	—
$650 million 0.80% Notes due 2024(C)	571	—
$500 million 1.50% Notes due 2027(C)	439	—

	31 December 2021	31 December 2020
	€ million	€ million
Australian dollar denominated bonds(E):
A$100 million 3.50% Notes2024	68	—
A$30 million 4.166% Notes 2025	21	—
A$20 million 4.25% Notes 2025	14	—
A$30 million 4.125% Notes 2026	21	—
A$50 million 4.155% Notes 2028	36	—
A$133 million 2.45% Notes 2029	87	—
A$50 million 4.20% Notes 2031	37	—
A$187 million 4.20% Notes 2031	138	—
A$13 million 4.20% Notes 2031	10	—
Foreign currency bonds (swapped into Australian Dollar or New Zealand Dollar)(D) (E):
US$25 million 4.34% Notes 2023	23	—
US$25 million 4.34% Notes 2023	23	—
NOK1 billion 3.04% Notes 2028	105	—
NOK750 million 2.75% Notes 2030	77	—
US$50 million 2.653% Notes 2030	45	—
JPY10 billion 4.15% Notes 2036	90	—
JPY12.3 billion billion 1.06% Notes 2037	83	—
Lease obligations	509	269
Total non-current borrowings	11,790	6,382

154	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

	31 December 2021	31 December 2020
	€ million	€ million
Current:
Euro denominated bonds:
€700 million 0.75% Notes 2022	700	—
€350 million Floating Rate Note 2021(A)	—	350
Foreign currency bonds (swapped into Euro)(D):
US$250 million 3.25% Notes 2021(B)	—	156
US$300 million 4.50% Notes 2021(B)	—	203
Australian dollar denominated bonds(D) (E):
A$200 million 3.34% Notes 2022	129	—
A$30 million 5.06% Notes 2022	20	—
A$125 million 3.13% Notes 2022	81	—
EUR commercial paper	285	—
Bank overdraft	1	—
Lease obligations	134	96
Total current borrowings	1,350	805
(A)In November 2021, the Group repaid at maturity €350 million Floating Rate Notes. Interest rate was 3 months EURIBOR plus 18 basis points with a minimum 0%.
(B)In June 2021, the Group repaid prior to maturity the outstanding amount related to the $300 million 4.5% Notes due September 2021 and $250 million 3.25% Notes due August 2021.
(C)In May 2021, and in connection with the Acquisition, the Group received net proceeds from new borrowings in the period of €4,877 million issuing the following bonds: €800 million 0% Notes due 2025, €700 million 0.5% Notes due 2029, €1,000 million 0.875% Notes due 2033, €750 million 1.5% Notes due 2041 and $850 million 0.5% Notes due 2023, $650 million 0.8% Notes due 2024, $500 million 1.5% Notes due 2027.
(D)Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
(E)Included within the Group's borrowings as at 31 December 2021 are the bonds acquired as part of the Acquisition. These bonds are either denominated in A$ or swapped back to A$ or NZ$ using cross currency swaps.
Note: During the period, the Group repaid A$100 million 4.63% Notes, A$45 million 6.65% Notes, JPY3 billion 2.54% Notes, A$100 million 4.25% Notes and A$30 million 5.95% Notes. These were acquired as part of the API acquisition and were repaid after the acquisition date but before year end.

Borrowings are stated net of unamortised financing fees of €42 million and €26 million, as at 31 December 2021 and 31 December 2020, respectively.
As at 31 December 2021, the total interest expense recognised on lease liabilities was €10 million.

Credit facilities
During 2021, the amount available under the Group’s multi currency credit facility was increased from €1.5 billion to €1.95 billion. This amount is available for borrowing with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfill their commitments to the Group as at the date of these consolidated financial statements. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2021, the Group had no amounts drawn under this credit facility.
Cash flows from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings	Borrowings, less current portion	Total
	€ million	€ million	€ million
As at 31 December 2019	799	5,622	6,421
Changes from financing cash flows
Proceeds from third party borrowings, net	—	1,598	1,598
Changes in short-term borrowings	(221)	—	(221)
Repayments on third party borrowings(A)	(467)	(102)	(569)
Payment of principal and interest on lease obligations	(120)	—	(120)
Other non-cash changes
Amortisation of discount, premium and issue costs	—	8	8
Lease additions	(7)	108	101
Currency translation	—	(31)	(31)
Reclassifications	821	(821)	—
Total changes	6	760	766

155	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

	Current portion of borrowings	Borrowings, less current portion	Total
	€ million	€ million	€ million
As at 31 December 2020	805	6,382	7,187
Acquisition of API	381	1,251	1,632
Changes from financing cash flows
Proceeds from third party borrowings, net	—	4,877	4,877
Changes in short-term borrowings	276	—	276
Repayments on third party borrowings(A)	(950)	—	(950)
Payment of principal and interest on lease obligations	(149)	—	(149)
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	—	(3)	(3)
Lease additions and other non-cash movements	39	83	122
Movement as a result of fair value hedges	6	9	15
Currency translation	33	100	133
Reclassifications	909	(909)	—
Total changes	545	5,408	5,953
As at 31 December 2021	1,350	11,790	13,140
(A) This line item includes the impact of the cross currency swap hedge from USD to EUR.

Cash flows from financing activities includes €27 million, €24 million and €36 million of cash received related to income on a cross currency swap for 2021, 2020 and 2019, respectively.
Total cash outflows for leases were €149 million, €120 million and €132 million for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 respectively.
Note 15
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
The Group participates in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these programmes are recorded as deductions from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. When these allowances are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume. The costs of these off-invoice customer marketing costs totalled €4.1 billion, €3.2 billion and €3.2 billion for 2021, 2020 and 2019, respectively.
The following table summarises trade and other payables as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Trade accounts payable(A)	1,691	1,124
Accrued customer marketing costs	1,160	775
Accrued deposits	264	246
Accrued compensation and benefits	482	217
Accrued taxes	220	193
Other accrued expenses	420	199
Total trade and other payables	4,237	2,754
(A)Includes amounts of €266 million (2020: €219 million) which are part of a supply chain finance programme facilitated by the Group. The programme permits suppliers to elect on an invoice-by-invoice basis to receive a discounted payment from the partner bank earlier than the agreed payment terms with the Group. If a supplier makes this election, the value and the due date of the invoice payable by the Group remains unchanged.

156	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 16
Post-employment benefits
The cost of providing benefits is determined using the projected unit credit method with actuarial valuations being carried out at the end of each annual reporting period. All remeasurements of the defined benefit obligation, such as actuarial gains and losses and return on plan assets, are recognised directly in other comprehensive income. Remeasurements recognised in other comprehensive income are reflected immediately in retained earnings and are not reclassified to profit or loss. Service cost is presented within cost of sales, selling and distribution expenses and administrative expenses in the consolidated income statement. Past service cost is recognised immediately within cost of sales, selling and distribution expenses and administrative expenses in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest cost is presented within finance costs or finance income, as applicable, in the consolidated income statement. The defined benefit obligation recognised in the consolidated statement of financial position represents the present value of the estimated future cash outflows, using interest rates of high quality corporate bonds which have terms to maturity approximating the terms of the related liability.
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
The following table summarises our non-current employee benefit liabilities as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Retirement benefit obligation	103	251
Other employee benefit liabilities	35	32
Total non-current employee benefit liabilities	138	283
Defined benefit plans
The Group sponsors a number of defined benefit pension plans in Belgium, France, Germany, Great Britain, Luxembourg and Norway. In connection with the Acquisition, the Group assumed the liabilities related to two defined benefit plans, Coca-Cola Amatil Superannuation Plan (CCASP), which is predominantly Australia-based, and the CCBI Superannuation Plan (CCBISP), which is Indonesia-based. The Group’s Great Britain plan (GB Scheme) and Germany plans (Pension Plan 1 and Pension Plan 2) are the most significant.
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
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary, which is used as the basis of determining the Group’s future contributions to the plan. The latest triennial valuation was carried out as at 5 April 2019 and has been updated to 31 December 2021 to reflect our defined benefit obligation, for known events and changes in market conditions as allowed under IAS 19, “Employee Benefits”.
On 8 October 2020, the Group announced a proposal to close the GB Scheme to future accrual, which was implemented on 31 March 2021. The affected employees were offered to enrol in the Group’s defined contribution scheme (DC scheme), resulting in €19 million of expenses incurred for the year ending 31 December 2021 related to discrete payments to the affected employees in the form of cash or a contribution to their pension (DC Scheme). Subsequent to the implementation of the closure of the GB Scheme, the members moved from active to deferred status, with future indexation of deferred pensions before retirement measured by reference to the consumer price index (CPI). As a result, a gain of €28 million was recognised as a past service cost credit.
Germany’s defined benefit pension plans are open to existing members but closed to new entrants. The defined benefit includes benefits for current employees, former employees and current pensioners. Pension Plan 1 has elements of a final salary pension for past service and a career average formula for new accruals. It is funded through a support fund administered by an insurance company. Pension Plan 2 is administered by the Group with the plan being covered by a contractual trust arrangement (CTA) and a single reinsurance contract. The Group is responsible for paying obligations. There is no external board of trustees. The insurer shares some responsibility for plan assets, investment policy and administration. The latest annual valuation for Plan 1 was 31 December 2019 updated to the balance sheet date of these consolidated financial statements and for Plan 2 it was 31 December 2021.

157	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Risks
The Group’s defined benefit pension schemes expose the Group to a number of risks, including:
•Asset volatility – the plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, a deficit would occur. Some of our plans hold a significant proportion of growth assets (equities and property) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given each scheme’s long-term objectives.
•Changes in bond yields – a decrease in corporate bond yields will increase the defined benefit liability, although this will be partially offset by an increase in the value of the plan’s bond holdings.
•Inflation risk – a significant proportion of our benefit obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation). The majority of the assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.
•Life expectancy – the majority of our plans have an obligation to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the defined benefit liabilities.
Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Service cost	26	52	46
Past service (credit)/cost(A)	(23)	—	3
Net interest cost	2	2	1
Administrative expenses	2	2	2
Total cost	7	56	52
(A)Predominantly comprised of the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.

Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Actuarial (gain)/loss on defined benefit obligation arising during the period	(66)	160	282
Return on plan assets (greater)/less than discount rate	(235)	(89)	(203)
Net charge to other comprehensive income	(301)	71	79

158	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Benefit obligation and fair value of plan assets
The following table summarises the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	31 December 2021	31 December 2020
	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	2,340	2,236
Service cost	26	52
Past service cost	(23)	—
Interest costs on defined benefit obligation	36	34
Plan participants contribution	59	71
Actuarial loss/(gain) - experience	2	(7)
Actuarial loss/(gain) - demographic assumptions	(2)	—
Actuarial loss/(gain) - financial assumptions	(66)	169
Benefit payments	(150)	(121)
Administrative expenses	2	2
Acquisition of CCL	66	—
Currency translation adjustments	123	(96)
Benefit obligation at end of plan year	2,413	2,340
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	2,132	2,096
Interest income on plan assets	34	32
Return on plan assets greater/(less) than discount rate	235	89
Plan participants contributions	59	71
Employer contributions	39	52
Benefit payments	(150)	(121)
Acquisition of CCL	40	—
Currency translation adjustment	115	(87)
Fair value of plan assets at end of plan year	2,504	2,132
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at 31 December 2021 is 20 years, including 22 years for the GB Scheme and 15 years for Germany plans.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	31 December 2021	31 December 2020
	€ million	€ million
Net benefit status:
Present value of obligation	(2,413)	(2,340)
Fair value of assets	2,504	2,132
Net benefit status:	91	(208)
Retirement benefit surplus (Note 25)	194	43
Retirement benefit obligation	(103)	(251)
The GB Scheme and Germany plans represented approximately 72.0% and 15.7% of the present value of the obligation and 73.5% and 16.5% of the fair value of assets as at 31 December 2021, respectively.
The surplus for 2021 and 2020, which is primarily related to the GB Scheme and Germany Pension Plan 2, is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan.
Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	31 December 2021	31 December 2020
Financial assumptions	%	%
Discount rate	1.8	1.3
Rate of compensation increase	3.2	2.7
Rate of price inflation	3.1	2.6

Demographic assumptions (weighted average)(A)	31 December 2021	31 December 2020
Retiring at the end of the reporting period
Male	22.4	21.3
Female	25.0	24.0
Retiring 15 years after the end of the reporting period
Male	23.3	22.4
Female	26.1	25.1
(A)These assumptions translate into an average life expectancy in years, post-retirement, for an employee retiring at age 65.

159	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption		Decrease in assumption
Principal assumptions		2021	2020	2021	2020
Discount rate	0.5%	(8.5)	(9.1)	9.7	10.4
Rate of compensation increase	0.5%	0.5	2.3	(0.4)	(2.1)
Rate of price inflation	0.5%	6.7	7.3	(5.9)	(7.9)
Mortality rates	1 year	3.5	3.4	(3.4)	(3.5)
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
The following tables summarise pension plan assets measured at fair value as at the dates presented:

	Total 31 December 2021	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities(A)	221	221	—
Fixed-income securities:(B)
Corporate bonds and notes	54	54	—
Government bonds	1,506	1,506	—
Cash and other short-term investments(C)	6	6	—
Other investments:
Real estate funds(D)	346	39	307
Insurance contracts(E)	240	—	240
Investment funds(F)	73	—	73
Derivatives(G)	58	—	58
Total	2,504	1,826	678

160	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

	Total 31 December 2020	Investments quoted in active markets	Unquoted investments
	€ million	€ million	€ million
Equity securities(A)	186	186	—
Fixed-income securities:(B)
Corporate bonds and notes	80	51	29
Government bonds	1,196	1,196	—
Cash and other short-term investments(C)	114	112	2
Other investments:
Real estate funds(D)	312	31	281
Insurance contracts(E)	230	—	230
Derivatives(G)	14	—	14
Total	2,132	1,576	556
(A)Equity securities are comprised of ordinary shares and investments in equity funds. Investments in ordinary shares are valued using quoted market prices multiplied by the number of shares owned. Investments in equity funds are valued at the net asset value per share, which is calculated predominantly based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date.
(B)The fair values of the fixed-income securities are determined based on quoted market prices in active markets. Bonds are held mainly in the currency of the geography of the plan.
(C)Cash and other short-term investments are valued at €1.00/unit, which approximates fair value. Amounts are generally invested in cash or interest bearing accounts.
(D)The valuation of unquoted real estate funds is based on net assets value per share multiplied by the number of shares owned. For quoted real estate funds, the calculation is based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date.
(E)Insurance contracts exactly match the amount and timing of certain benefits, therefore the fair value of these insurance policies is deemed to be the present value of the related obligations.
(F)Primarily includes investments in equity securities, fixed income securities and combinations of both. Fair values are sourced from broker quotes.
(G)Derivatives are comprised of futures and return swaps the fair values of which are not based on quoted market prices in active markets.

Contributions
To support a long-term funding arrangement, during 2019 the Group entered into a partnership agreement with the GB Scheme, the CCEP Scottish Limited Partnership (the Partnership). Certain property assets in Great Britain, with a market value of £171 million were transferred into the Partnership and subsequently leased back to the Group’s operating subsidiary in Great Britain. The GB Scheme receives semi-annual distributions from the Partnership, increasing each year at a fixed cumulative rate of 3% through to 2034. The Group exercises control over the Partnership and as such it is fully consolidated in these consolidated financial statements. Under IAS 19, the investment held by the GB Scheme in the Partnership does not represent a plan asset for the purposes of these consolidated financial statements. Similarly, the associated liability is not included in the consolidated statement of financial position, rather the distributions are recognised when paid as a contribution to the plan assets of the scheme.
Contributions to pension plans totalled €39 million, €52 million and €61 million during the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively. Included within the 2021 contribution is €10 million relating to the Partnership agreement. The Group expects to make contributions of €22 million for the full year ending 31 December 2022.
Other employee benefit liabilities
In certain territories, the Group has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time) employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €10 million and €13 million as at 31 December 2021 and 31 December 2020, respectively, and is included within the current portion of employee benefit liabilities. The non-current portion of these liabilities totalled €35 million and €32 million as at 31 December 2021 and 31 December 2020, respectively, and is included within employee benefit liabilities.
Defined contribution plans
The Group sponsors a number of defined contribution plans across its territories. Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €62 million for the year ending 31 December 2021, and €34 million for both years ended 31 December 2020 and 31 December 2019.

161	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 17
Equity
Share capital
As at 31 December 2021, the Company has issued and fully paid 456,235,032 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of Shares	Share capital
	millions	€ million
As at 1 January 2019	475	5
Issuances of Shares	2	—
Cancellation of Shares	(21)	—
As at 31 December 2019	456	5
Issuance of Shares	2	—
Cancellation of Shares	(3)	—
As at 31 December 2020	455	5
Issuance of Shares	1	—
Cancellation of Shares	—	—
As at 31 December 2021	456	5
The number of Shares increased in 2021, 2020 and 2019 from the issue of 1,589,522, 1,310,833 and 2,092,404 Shares, respectively, following the exercise of share-based payment awards.
In connection with the Company’s share buyback programmes 3,065,200 and 20,612,593 shares were cancelled in 2020 and 2019, respectively. No shares were repurchased in 2021.
Share premium
The share premium account increased by cash received for the exercise of options by €28 million in 2021, €14 million in 2020 and €26 million in 2019.
Merger reserves
The consideration transferred to acquire CCIP and CCEG qualified for merger relief under the Companies Act. As such, the excess consideration transferred over nominal value of €287 million was required to be excluded from the share premium account and recorded to merger reserves.
Other reserves
The following table summarises the balances in other reserves (net of tax) as at the dates presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Cash flow hedge reserve	151	20	(17)
Net investment hedge reserve	197	197	197
Foreign currency translation adjustment reserve	(509)	(754)	(629)
Other reserves	5	—	—
Total other reserves	(156)	(537)	(449)
Other reserves relates to cost of hedging which represents forward point on spot designations, time value of options and currency basis.
Movements, including the tax effects, in these accounts through to 31 December 2021 are included in the consolidated statement of comprehensive income.
Dividends
Dividends are recorded within the Group’s consolidated financial statements in the period in which they are paid. On 6 December 2021, the Group paid a full year dividend of €1.40 per Share. A full year dividend of €0.85 per Share was paid in 2020.

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
First half dividend(A)	—	—	290
Second half dividend(B)	638	386	284
Total dividend on ordinary shares paid	638	386	574
(A)Dividend of €0.62 per Share was paid in first half of 2019.
(B)Dividend of €0.62 per Share was paid in second half of 2019.
Dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During 2021, an incremental dividend accrual of €1 million has been recognised (2020: €1 million, 2019: nil).

162	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Non-controlling interest
In connection with the Acquisition, non-controlling interests (NCI) of €228 million were recognised at fair value at the acquisition date with respect to PT Coca-Cola Bottling Indonesia, Paradise Beverages (Fiji) Group and Samoa Breweries Limited, of which €216 million relates to TCCC’s 29.4% ownership interest in PT Coca-Cola Bottling Indonesia. The Group recognises changes in NCI based upon post-Acquisition results for the year and movements in reserves.
Subsequent to the Acquisition, transactions with non-controlling interests totalled €73 million and included €62 million related to the return of capital to TCCC and €11 million related to the acquisition of the remaining non-controlling interest relating to Paradise Beverages.
As at 31 December 2021, equity attributable to non-controlling interest was €177 million representing 29.4% of PT Coca-Cola Bottling Indonesia held by TCCC and 6.1% of Samoa Breweries Limited held by numerous investors.
Note 18
Total operating costs
The following tables summarise the significant cost items by nature within operating costs for the years presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Cost of inventory recognised as an expense	6,156	4,626	5,147
Write down of inventories (Note 9)	41	29	25
Logistics costs(A)	1,012	763	900
Depreciation of property, plant and equipment, excluding restructuring	637	544	549
Amortisation of intangible assets (Note 7)	89	62	52
Acquisition related costs	53	14	—
Out of period mark-to-market effects on undesignated derivatives	—	2	(2)
Restructuring charges, including accelerated depreciation(B)	153	368	130
(A)Logistics costs include warehousing and delivery costs to the final customer destination. They exclude depreciation and amortisation.

	31 December 2021	31 December 2020	31 December 2019
(B) Restructuring	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 23)	93	242	80
Amount of provision unused (Note 23)	(13)	(7)	(15)
Accelerated depreciation and non-cash costs	60	121	39
Other cash costs(A)	13	12	26
Total restructuring costs	153	368	130
(A)Other cash costs primarily relate to professional fees, which include consultancy costs, legal fees and other costs directly associated with restructuring.
Restructuring costs charged in arriving at operating profit for the years presented include restructuring costs arising under the following programmes and initiatives:
Accelerate Competitiveness
In October 2020, the Group announced a number of proposals aimed at improving productivity through the use of technology enabled solutions. Included in these proposals was the closure of certain production facilities, including Liederbach and Sodenthaler in Germany and Malaga in Iberia. These proposals continue the focus on network optimisation and site rationalisation of the Group, with the majority of the impacted activities to be transferred within our network of facilities in each respective territory.
The proposals are also expected to impact a number of functions across the Group, including business process technology, customer service, sales and marketing, and finance as the Group seeks to reduce complexity, improve efficiency and increase the use of technology.
In 2021, as part of the continuation of this programme, the Group has announced additional restructuring proposals, including in Iberia relating to productivity initiatives across the sales organisation, which resulted in €51 million of severance costs. During the year ended 31 December 2021, the Group has incurred total restructuring charges related to this programme of €92 million, primarily made up of expected severance costs and accelerated depreciation.
The total expenditure over the life of the programme is expected to be approximately €380 million. It is expected to be substantially complete by 31 December 2022.
Transformation of cold drink operations
During 2019, the Group commenced a transformation project relating to our cold drink operations aimed at delivering a modern, differentiated and versatile equipment fleet to optimise net cooler placements throughout our markets. As part of this strategy, capital expenditure on cold drink equipment will focus on the introduction of a new, more cost effective cooler, whilst reducing maintenance and refurbishment support spending on our older equipment. As a result of the operational impact of the strategic changes, a restructuring charge was recognised for the year ended 31 December 2021 of €44 million (2020: €44 million), primarily relating to the accelerated depreciation of aged cold drink equipment assets. This programme is now substantially complete.

163	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Site closures in Germany
In January 2020, the Group announced proposals in Germany to close five distribution centres during the course of 2020 and a new commercial restructuring initiative relating to vending operations and sales functions. During the year ended 31 December 2020, restructuring charges of €78 million were recognised in connection with these proposals, primarily relating to severance costs and accelerated depreciation. No further expenses were recognised in 2021 and the programme is substantially complete.

Staff costs
Staff costs included within the income statement were as follows:

	31 December 2021	31 December 2020	31 December 2019
Employee costs	€ million	€ million	€ million
Wages and salaries	1,544	1,253	1,370
Social security costs	302	283	289
Pension and other employee benefits	170	119	112
Total employee costs	2,016	1,655	1,771
Directors’ remuneration information is disclosed in the Directors’ Remuneration Report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2021	2020	2019
	No. in thousands	No. in thousands	No. in thousands
Commercial	10.9	7.3	7.6
Supply chain	14.9	12.4	13.1
Support functions	3.9	2.5	2.6
Total average staff employed	29.7	22.2	23.3

Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	31 December 2021	31 December 2020	31 December 2019
	€ thousand	€ thousand	€ thousand
Audit of Parent Company and consolidated financial statements(A)	4,751	3,149	2,737
Audit of the Company’s subsidiaries	5,493	3,046	3,430
Total audit	10,244	6,195	6,167
Audit-related assurance services(B)	1,234	909	1,106
Other assurance services	313	279	236
Total audit and audit-related assurance services	11,791	7,383	7,509
All other services(C)	35	30	123
Total non-audit or non-audit-related assurance services	35	30	123
Total audit and all other fees	11,826	7,413	7,632
(A)Fees in respect of the audit of the accounts of the Company, including the Group's consolidated financial statements.
(B)Includes professional fees for interim reviews, reporting on internal financial controls, services related to the transactions entered into with TCCC, issuance of comfort letters for debt issuances, regulatory inspections, certain accounting consultations and other attest engagements.
(C)Represents fees for all other allowable services.

164	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 19
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
The following table summarises net finance costs for the years presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Interest income(A)	43	33	49
Interest expense on external debt(A)	(153)	(132)	(137)
Other finance costs(B)	(19)	(12)	(8)
Total finance costs, net	(129)	(111)	(96)
(A)Includes interest income and expense amounts, as applicable, on cross currency swaps and interest rate swaps. Cross currency swap and interest rate swap income totalled €27 million, €24 million and €36 million in 2021, 2020 and 2019, respectively. Refer to Note 13 for further details.
(B)Other finance costs principally includes amortisation of the discount on external debt and interest on leases.

Note 20
Related party transactions
For the purpose of these consolidated financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with entities with significant influence over the group
Transactions with TCCC
TCCC exerts significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2021, 19.3% of the total outstanding Shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. The Group’s agreements with TCCC in each territory are for 10 years terms and each contains the right for the Group to request a 10 years renewal. The existing bottling agreements expire no earlier than 1 September 2025. Additionally, two of the Group’s 17 Directors are nominated by TCCC.
The Group and TCCC engage in a variety of marketing programmes to promote the sale of TCCC products in territories in which the Group operates. The Group and TCCC operate under an incidence based concentrate pricing model and funding programme across most territories, the terms of which are tied to the bottling agreements. In certain API territories, the Group operates under a fixed price model with marketing rebates and support.
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

165	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Amounts affecting revenue(A)	50	50	66
Amounts affecting cost of sales(B)	(3,056)	(2,555)	(2,962)
Amounts affecting operating expenses(C)	9	8	(22)
Total net amount affecting the consolidated income statement	(2,997)	(2,497)	(2,918)
(A)Amounts principally relate to fountain syrup and packaged product sales.
(B)Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
(C)Amounts principally relate to certain costs associated with new product development initiatives. In 2021 and 2020, amounts also include the reimbursement of certain marketing expenses.
The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	31 December 2021	31 December 2020
	€ million	€ million
Amounts due from TCCC	135	146
Amounts payable to TCCC	189	167
Acquisition of Coca-Cola Amatil Limited
In May 2021, CCEP acquired the 30.8% interest held by TCCC in Coca-Cola Amatil Limited pursuant to a Co-operation and Sale Deed with TCCC. Cash consideration paid to TCCC was A$893 million and USD1,046 million. Refer to Note 4 for further detail regarding the Acquisition.
Following the Acquisition of Coca-Cola Amatil Limited, TCCC continued to hold a 29.4% ownership interest in
PT Coca-Cola Bottling Indonesia. Subsequent to the Acquisition, CCEP and TCCC completed a return of capital in
PT Coca-Cola Bottling Indonesia, which resulted in a payment of €62 million to TCCC.
As at 31 December 2021 the Group is in a process of selling to TCCC certain non-alcoholic ready to drink brands that were acquired as part of the Acquisition. These brands are classified as assets held for sale in our consolidated statement of financial position as of the year ended 31 December 2021. We expect the sale to be consummated during the first half of 2022. Refer to Note 27 for further details.
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. Receivables from TCCC are considered to be fully recoverable.
Transactions with Cobega companies
Cobega, S.A. (Cobega) exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2021, 20.5% of the total outstanding Shares in the Group were indirectly owned by Cobega through its ownership interest in Olive Partners, S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.
The principal transactions with Cobega are for the purchase of packaging materials, and maintenance services for vending machines. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Amounts affecting revenue(A)	1	1	1
Amounts affecting cost of sales(B)	(49)	(43)	(68)
Amounts affecting operating expenses(C)	(11)	(8)	(10)
Total net amount affecting the consolidated income statement	(59)	(50)	(77)
(A)Amounts principally relate to packaged product sales.
(B)Amounts principally relate to the purchase of packaging materials and concentrate.
(C)Amounts principally relate to certain costs associated with maintenance and repair services.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	31 December 2021	31 December 2020
	€ million	€ million
Amounts due from Cobega	2	4
Amounts payable to Cobega	19	14
Terms and conditions of transactions with Cobega
Outstanding balances on transactions with Cobega are unsecured, interest free and generally settled in cash. Receivables from Cobega are considered to be fully recoverable.
Other related parties
Transactions with associates, joint ventures and other related parties
Joint venture investments relate to interests in a manufacturer of alcoholic beverages, a service provider supporting the operation of container refund schemes in certain Australian states and a PET recycling plant in Indonesia.
Associate investments relate to interests in deposit scheme coordinators and a holding company of container deposit schemes in certain Australian states and territories. Associate investments also include the Group’s equity interests in early stage development companies as part of CCEP Ventures.

166	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Other related parties include coordinators of container deposit schemes in certain Australian states over which significant influence is held.
In addition, a 45% ownership interest in each of Made (Aust) Pty Ltd, Made Manufacturing Pty Ltd and Made Brands Pty Ltd, included as part of the Acquisition, was sold subsequent the Acquisition to the controlling shareholders for total cash consideration of €21 million. No gain or loss was recorded on the transaction.
The following table summarises the transactions with associates, joint ventures and other related parties:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Net amounts affecting consolidated income statement - Associates(A)	(49)	—	—
Net amounts affecting consolidated income statement – Joint Ventures(B)	(9)	—	—
Net amounts affecting consolidated income statement – Other related parties(A)	(52)	—	—
Total net amount affecting the consolidated income statement	(110)	—	—
(A)Amounts principally relate to container deposit scheme charges in Australia.
(B)Amounts principally relate to the purchase of finished products.
The following table summarises the balances with associates, joint ventures and other related parties:

	31 December 2021	31 December 2020
	€ million	€ million
Net amounts receivable / (payable) – Associates	6	—
Net amounts receivable / (payable) – Joint Ventures	(2)	—
Terms and conditions of transactions with associates, joint ventures and other related parties
Outstanding balances on transactions are unsecured, interest free and generally settled in cash. Receivables are considered to be fully recoverable.
Refer to Note 28 for a listing of associates, joint ventures and other related parties.
Transactions with key management personnel
Key management personnel are the members of the Board of Directors and the members of the Executive Leadership Team. The following table summarises the total remuneration paid or accrued during the reporting period related to key management personnel:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	22	20	35
Post-employment benefits	—	1	1
Share-based payments	7	6	9
Termination benefits	—	5	—
Total	29	32	45
(A)Short-term employee benefits include wages, salaries and social security contributions, paid annual leave and paid sick leave, paid bonuses and non-monetary benefits.
The Group did not have any loans with key management personnel and was not party to any other transactions with key management personnel during the periods presented.
Note 21
Income taxes
Current tax
Current tax for the period includes amounts expected to be payable on taxable income in the period together with any adjustments to taxes payable in respect of previous periods, and is determined based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.
Deferred tax
Deferred tax is determined by identifying the temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax for the period includes origination and reversal of temporary differences, remeasurements of deferred tax balances and adjustments in respect of prior periods.

167	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Deferred tax liabilities are recognised for all taxable temporary differences, except:
•When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•In respect of taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:
•When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•In respect of deductible temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
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
2021, 2020 and 2019 results
The following table summarises the major components of income tax expense for the periods presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Current tax:
Current tax charge	323	230	330
Adjustment in respect of current tax from prior periods	(53)	3	(20)
Total current tax	270	233	310
Deferred tax:
Relating to the origination and reversal of temporary differences	6	(73)	45
Adjustment in respect of deferred income tax from prior periods	(9)	(6)	6
Relating to changes in tax rates or the imposition of new taxes	127	43	3
Total deferred tax	124	(36)	54
Income tax charge per the consolidated income statement	394	197	364

168	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
The following table summarises the taxes on items recognised in other comprehensive income (OCI) and directly within equity for the periods presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Taxes charged/(credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges	63	(4)	2
Deferred tax on net gain/loss on pension plan remeasurements	63	(16)	(12)
Current tax on net gain/loss on pension plan remeasurements	1	—	—
Total taxes charged/(credited) to OCI	127	(20)	(10)
Taxes charged/(credited) to equity:
Deferred tax charge/(credit): share-based compensation	(3)	1	(2)
Current tax charge/(credit): share-based compensation	—	(3)	(4)
Total taxes charged/(credited) to equity	(3)	(2)	(6)
The effective tax rate was 28.5%, 28.3% and 25.0% for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, respectively. The parent company of the Group is a UK company. Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	31 December 2021	31 December 2020	31 December 2019
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	1,382	695	1,454

Tax expense at the UK statutory rate	262	132	276
Taxation of foreign operations, net(A)	72	23	89
Non-deductible expense items for tax purposes	2	6	4
Rate and law change impact, net(B)(C)(D)	127	43	3
Deferred taxes not recognised	(7)	(4)	6
Adjustment in respect of prior periods(E)	(62)	(3)	(14)
Total provision for income taxes	394	197	364
(A)This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 19% (2020: 19%, 2019: 19%). In prior periods, this included the benefit of some income being fully or partially exempt from income taxes due to various operating and financing activities.
(B)In 2021, the UK enacted a law change that increased its tax rate to 25% with effect from 1 April 2023. The Group recognised a deferred tax expense of €123 million to reflect the impact of this change.
(C)In 2021, the Netherlands enacted a law change that increased its tax rate to 25,8% with effect from 1 January 2022. The Group recognised a deferred tax expense of €2 million to reflect the impact of this change.
(D)In 2021, Indonesia enacted a law change that retained its tax rate of 22% with effect from 1 January 2022, reversing a previously enacted decrease to 20%. The Group recognised a deferred tax expense of €2 million to reflect the impact of this change.
(E)In 2021, the prior year adjustment is principally due to the reassessment of our uncertain tax positions and release of tax reserves that are no longer required primarily due to expiration of statute of limitations.

169	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the periods presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2019	1,966	224	7	(4)	(59)	(3)	45	2,176
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(9)	(40)	(8)	(2)	(14)	(7)	1	(79)
Effect of tax rate changes on income statement	39	4	—	—	(1)	—	1	43
Amounts charged/(credited) directly to OCI	—	—	(4)	—	(16)	—	—	(20)
Amount charged/(credited) to equity	—	—	—	—	1	—	—	1
Effect of movements in foreign exchange	(14)	(1)	(1)	—	—	—	2	(14)
As at 31 December 2020	1,982	187	(6)	(6)	(89)	(10)	49	2,107
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	1	2	(1)	(4)	8	(2)	(7)	(3)
Effect of tax rate changes on income statement	106	8	1	—	12	—	—	127
Amounts charged/(credited) directly to OCI	—	—	63	—	63	—	—	126
Amount charged/(credited) to equity	—	—	—	—	(3)	—	—	(3)
Acquired through business combinations	1,174	51	(19)	(4)	(6)	—	(20)	1,176
Effect of movements in foreign exchange	22	3	(2)	—	1	—	3	27
As at 31 December 2021	3,285	251	36	(14)	(14)	(12)	25	3,557
The total net deferred tax liability of €3,557 million at 31 December 2021 is presented in the consolidated statement of financial position as deferred tax assets of €60 million and deferred tax liabilities of €3,617 million. This includes net deferred tax liabilities of €1,176 million related to the Acquisition. Other net deferred tax liabilities as at 31 December 2021 include a €33 million liability arising on assets capitalised under IFRS but expensed for tax, and a €22 million liability related to purchase accounting on earlier transactions in an acquired entity.
Unrecognised tax items
The utilisation of tax losses and temporary differences carried forward, for which no deferred tax asset is currently recognised, is subject to the resolution of tax authority enquiries and the achievement of positive income in periods which are beyond the Group’s current business plan, and therefore this utilisation is uncertain. In respect of unused tax losses and other attributes carried forward, deferred tax assets of €466 million, €463 million and €493 million have not been recognised as at 31 December 2021, 31 December 2020 and 31 December 2019, respectively. As at 31 December 2021, the net recognised tax losses carried forward totalled €14 million. Of these, €2 million expire between 2026 and 2029. As at 31 December 2021, the Group recognised tax credits carried forward totalling
€12 million, which expire between 2043 and 2051.
As at 31 December 2021, no deferred tax liability has been recognised in respect of €207 million of unremitted earnings in subsidiaries, associates and joint ventures.

170	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Tax provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk. As at 31 December 2021, €138 million of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
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
Note 22
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
During the years ended 31 December 2021, 31 December 2020 and 31 December 2019, compensation expense related to our share-based payment plans totalled €17 million, €14 million and €15 million, respectively.
Share options
Share options (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant, (2) generally vest in three annual tranches over a period of 36 months and (3) expire 10 years from the date of grant. Generally, when options are exercised, new Shares will be issued rather than issuing treasury Shares, if available. No options were granted during the years ended 31 December 2021, 31 December 2020 and 31 December 2019. All options outstanding as at 31 December 2021, 31 December 2020 and 31 December 2019 were valued and had exercise prices in US dollars.
The following table summarises our share option activity for the periods presented:

	2021		2020		2019
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	4,051	31.68	4,815	29.8	6,542	26.51
Granted	—	—	—	—	—	—
Exercised	(1,290)	26.33	(761)	19.79	(1,722)	17.33
Forfeited, expired or cancelled	(3)	19.68	(3)	31.97	(5)	19.23
Outstanding at end of year	2,758	34.19	4,051	31.68	4,815	29.8
Options exercisable at end of year	2,758	34.19	4,051	31.68	4,815	29.8
The weighted average Share price during the years ended 31 December 2021, 31 December 2020 and 31 December 2019 was US$55.68, US$42.71 and US$52.73, respectively.
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2021		2020		2019
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
15.01 to 25.00	151	0.85	931	1.75	1,681	2.31
25.01 to 40.00	2,607	3.04	3,120	3.85	3,134	4.59
Total	2,758	2.92	4,051	3.37	4,815	3.79

171	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Restricted Stock Units (RSUs) and Performance Share Units (PSUs)
RSU awards entitle the participant to accrue dividends, which are paid in cash only if the RSUs vest. They do not have voting rights. Upon vesting, the participant is granted one Share for each RSU. They generally vest subject to continued employment for a period of 36 months. Unvested RSUs are restricted as to disposition and subject to forfeiture.
There were 0.1 million, 0.2 million and 0.3 million unvested RSUs outstanding with a weighted average grant date fair value of US$43.29, US$41.77 and US$42.06 as at 31 December 2021, 31 December 2020 and 31 December 2019, respectively.
PSU awards entitle the participant to the same benefits as RSUs. They generally vest subject to continued employment for a period of 36 months and the attainment of certain performance targets. There were 1.3 million, 1.1 million and 1.2 million of unvested PSUs with weighted average grant date fair values of US$43.07, US$40.45 and US$42.53 outstanding as at 31 December 2021, 31 December 2020 and 31 December 2019, respectively.
The PSUs granted in 2019 are subject to two equally weighted performance conditions: compound annual growth rate of earnings per share (EPS), and return on invested capital (ROIC), both measured over a three year period. The PSUs granted in 2020 and 2021 are subject to performance condition of absolute EPS and ROIC, each with a 42.5% weighting. An additional sustainability metric, focused on the reduction of greenhouse gas emissions (CO2e) across our entire value chain, was included for PSUs 2020 and 2021, with a 15% weighting.
As a result of COVID-19 and the Acquisition, the performance conditions of 2020 PSUs in respect of EPS and ROIC were modified during the year. All other terms and conditions remain unchanged. The modification did not result in any change of fair value of the awards. For the 2019 PSUs, subsequent to year end, the Remuneration Committee considered a holistic assessment of performance over the three year performance period and elected to exercise discretion for the final vesting level.
Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted Stock Units and Performance Share Units	2021	2020
Grant date fair value - service conditions (US$)	47.77	34.45
Grant date fair value - service and performance conditions (US$)	47.68	33.46
Note 23
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

172	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2019	168	17	11	196
Charged/(credited) to profit or loss:
Additional provisions recognised	242	—	4	246
Unused amounts reversed	(7)	—	—	(7)
Utilised during the period	(193)	—	(1)	(194)
Translation	(2)	(2)	—	(4)
As at 31 December 2020	208	15	14	237
Acquisition of CCL	9	—	—	9
Charged/(credited) to profit or loss:
Additional provisions recognised	93	6	5	104
Unused amounts reversed	(13)	—	(2)	(15)
Utilised during the period	(192)	(1)	(6)	(199)
Translation	(2)	—	—	(2)
As at 31 December 2021	103	20	11	134
Non-current	22	20	6	48
Current	81	—	5	86
As at 31 December 2021	103	20	11	134
(A)Other provisions primarily relate to property tax assessment provisions and legal reserves and are not considered material to the consolidated financial statements.
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
Refer to Note 18 for further details regarding our restructuring programmes, including expected completion date, total costs incurred and expected costs to be incurred.
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
The period over which the decommissioning liabilities on leased buildings and cold drink equipment will be settled ranges from 1 to 30 years and 2 to 9 years, respectively.
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
On 24 July 2020, a CCL subsidiary Associated Products & Distribution Proprietary Limited (APD), was joined to proceedings in the Supreme Court of Queensland between a Glencore joint venture and the State of Queensland, whereby APD’s entitlement to royalties, from its sub-surface strata and associated mineral rights, has been challenged by the State of Queensland. Since 2014, the Group has received approximately €50 million in royalties. Since the proceedings commenced in 2020, royalty payments have been paid directly to court. The proceedings remain ongoing and the Group intends to defend the matter robustly.
Guarantees
In connection with ongoing litigation in certain territories, guarantees of approximately €340 million have been issued. The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation. In addition, we have approximately €35 million of guarantees issued to third parties through the normal course of business. The guarantees have various terms, and the amounts represent the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.

173	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Commitments
Commitments beyond 31 December 2021 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.2 billion as at 31 December 2021. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €95 million as at 31 December 2021. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.
Lease agreements
As at 31 December 2021, the Group had committed to a number of lease agreements that have not yet commenced. The minimum lease payments for these lease agreements totalled €40 million.
Note 24
Other current assets and assets held for sale
Other current assets
The following table summarises the Group’s other current assets as at the dates presented:

	31 December 2021	31 December 2020
Other current assets	€ million	€ million
Prepayments	101	61
VAT receivables	16	34
Miscellaneous receivables	154	109
Total other current assets	271	204
Assets held for sale
Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they would be recovered through sale rather than continuous use. In order for a sale to be considered highly probable, all of the following criteria needs to be met: management is committed to a plan to sell the assets, an active programme to locate a buyer and complete the plan has been initiated, the assets are actively marketed at reasonable price, and the sale is expected to be completed within one year from the date of classification.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less cost to sale.
Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity accounted investee is no longer equity accounted.
Assets classified as held for sale as at 31 December 2021 totalled €223 million and are predominantly comprised of certain non-alcoholic ready to drink brands that were acquired as part of the Acquisition (See Note 4 for further details). As at 31 December 2021, the Group is in the process of selling these brands to TCCC. The sale price is expected to approximate the provisional fair value assessed at the acquisition date. We expect the sale to be consummated during the first half of 2022. Refer to Note 27 for further details.
Note 25
Other non-current assets
The following table summarises the Group’s other non-current assets as at the dates presented:

	31 December 2021	31 December 2020
Other non-current assets	€ million	€ million
VAT receivables	214	208
Retirement benefit surplus (Note 16)	194	43
Investments	40	26
Other	86	60
Total other non-current assets	534	337
VAT receivables
As at 31 December 2021, included within other non-current assets, the Group has a VAT receivable of €214 million, relating to the dispute that began in 2014 between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region) as to the responsibility for refunding the VAT to CCEP.
Under relevant tax laws in Spain, conflicts between jurisdictions are ruled by a special Arbitration Board and the refund of the VAT is mandated following the resolution of the issue at the Arbitration Board. However, to date, the Arbitration Board has not ruled on the issue and Spanish legislation offers limited mechanisms for a taxpayer to force the expedition of matters before the Arbitration Board. The outstanding VAT receivable as at 31 December 2021 remains classified as non-current due to the continued delay in the resolution of the matter by the Arbitration Board. We believe it remains a certainty that the amount due plus interest will be refunded to CCEP once the Arbitration Board rules.
Investments
Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings where the Group has an investment in which it does not have control or joint control but can exercise significant influence. Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated income statement as non-operating items. Where the Group’s share of losses exceeds its interest in the equity accounted investee, the carrying amount of the investment is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Group has an obligation to make payments on behalf of the investee.

174	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Financial assets at fair value through Other Comprehensive Income relate to equity investments. These investments are not held by for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. There have been no changes in fair value of these investments during the period.
The following table summarises the Group’s carrying value of investments as at the dates presented:

	31 December 2021	31 December 2020
Investments	€ million	€ million
Investments accounted using equity method	35	26
Financial assets at fair value through Other Comprehensive Income	5	—
Total investments	40	26

175	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 26
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
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings. To manage interest rate risk, the Group maintains a significant proportion of its borrowings at fixed rates. Approximately 95% and 95% of the Group’s interest bearing borrowings were comprised of fixed rate borrowings at 31 December 2021 and 31 December 2020, respectively. As part of the Acquisition, the Group acquired interest rate swaps used to hedge its interest rate risk associated with CCL related borrowings. As at 31 December 2021, the notional value of the Group’s interest rate swaps was €291 million.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended 31 December 2021, 31 December 2020 and 31 December 2019, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €7 million, €2 million and €4 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt. This estimate does not include the effects of other actions to mitigate this risk or changes in the Group’s financial structure.
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
As part of the Acquisition, the Group acquired borrowings denominated in Australian dollars, and borrowings denominated in other currencies swapped into Australian dollars using cross currency swaps. These Australian borrowings are not currently swapped into Euro and are translated as part of the currency translation of the net assets of the API business units.

	Change in currency rate	€ strengthens against US$	€ weakens against US$
Effect on profit before tax and pre-tax equity	%	€ million	€ million
Year ended 31 December 2021	10	176	(176)
Year ended 31 December 2020	10	33	(36)
Year ended 31 December 2019	10	87	(95)
Commodity price risk
The competitive marketplace in which the Group operates may limit its ability to recover increased costs through higher prices. As such, the Group is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminium, PET (plastic, including recycled PET, LDPE), ethylene, sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Group to establish the purchase price for certain commodities. Certain suppliers restrict the Group’s ability to hedge prices through supplier agreements. As a result, commodity hedging programmes are entered into and generally designated as hedging instruments. Refer to Note 13 for more information. Typically, up to 80% of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties. The Group estimates that a 10% change in the market price of these commodities over the current market prices would affect operating profit during the next 12 months by approximately €116 million. This does not take into account the effects of derivative instruments used to manage exposure to this risk or pricing agreements in place.
Credit risk
The Group is exposed to counterparty credit risk on all of its derivative financial instruments. Strict counterparty credit guidelines are maintained and only financial institutions that are investment grade or better are acceptable counterparties. Counterparty credit risk is continuously monitored and numerous counterparties are used to minimise exposure to potential defaults. Where required collateral is paid between the counterparties to minimise counterparty risk. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. Included in trade and other payables is €46 million (2020: nil) related to collateral received from counterparties and included in other current assets is €4 million (2020: nil) related to collateral paid to counterparties.
Credit is extended in the form of payment terms for trade to customers of the Group, consisting of retailers, wholesalers and other customers, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Depending on the risk profile of certain customers, we may also seek bank guarantees. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted. Trade accounts receivable are carried at net realisable value. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Exposure to losses on receivables is monitored, and balances are adjusted for expected credit losses. Expected credit losses are determined by: (1) evaluating the ageing of receivables; (2) analysing the history of adjustments; and (3) reviewing high risk customers. Credit insurance on a portion of the accounts receivable balance is also carried.

176	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
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
The Group has amounts available for borrowing under a €1.95 billion multi currency credit facility (2020: €1.50 billion) with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2021, the Group had no amounts drawn under this credit facility.
The following table analyses the Group’s non-derivative financial liabilities and net settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2021
Trade and other payables	3,933	3,933	—	—	—
Amounts payable to related parties	210	210	—	—	—
Borrowings	13,599	1,369	2,551	2,274	7,405
Derivatives	66	19	4	15	28
Lease liabilities	714	145	208	111	250
Total financial liabilities	18,522	5,676	2,763	2,400	7,683
31 December 2020
Trade and other payables	2,356	2,356	—	—	—
Amounts payable to related parties	181	181	—	—	—
Borrowings	7,323	798	1,207	970	4,348
Derivatives	77	62	15	—	—
Lease liabilities	383	100	128	56	99
Total financial liabilities	10,320	3,497	1,350	1,026	4,447
Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and appropriate capital ratios are maintained to support the Group’s business and maximise shareholder value. The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Fitch are Baa1 and BBB+, respectively. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
The capital structure is managed and, as appropriate, adjustments are made in light of changes in economic conditions and the Group’s financial policy. The Group monitors its operating performance in the context of targeted financial leverage by comparing the ratio of net debt with adjusted EBITDA. Net debt is calculated as being the net of cash and cash equivalents, short term investments, borrowings, fair value of hedging instruments related to borrowings and financial assets/liabilities related to borrowings. Adjusted EBITDA is calculated as EBITDA and adjusting for items impacting comparability.
Refer to Note 12 for the presentation of fair values for each class of financial assets and financial liabilities and Note 13 for an outline of how the Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations.
Refer to the Strategic Report included within this Integrated Report for disclosure of strategic, commercial and operational risk relevant to the Group.

177	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Note 27
Significant events after the reporting period
In January 2022, the Group repaid prior to maturity €700 million of outstanding euro denominated borrowings (€700 million 0.75% Notes 2022) due in February 2022.
In February 2022, the Group entered into asset sale arrangements with TCCC pursuant to which, the Group agreed to sell certain non-alcoholic ready to drink brands predominantly available in Australia and New Zealand, that were acquired as part of the Acquisition, for a total consideration approximating A$275 million. These brands are classified as assets held for sale in our consolidated statement of financial position as at 31 December 2021 (Refer to Note 24). We expect to substantially complete the transaction during the first half of 2022. The Group is also in a process of executing commercial agreements with TCCC to facilitate ongoing manufacturing, distributing and/or selling activities pertaining to these brands.
Subsequent to the balance sheet date, we have seen significant macro-economic uncertainty as a result of the conflict in Ukraine. The scale and duration remains uncertain and could impact our earnings and cash flow.

178	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED
Note 28
Group companies
In accordance with section 409 of the Companies Act 2006, a full list of the Company’s subsidiaries, partnerships, associates, joint ventures and joint arrangements as at 31 December 2021 is disclosed below, along with the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by CCEP plc.

Name	Country of incorporation	% equity interest	Registered address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Aguas De Cospeito, S.L.U.	Spain	100%	Crta. Pino km. 1 - 2, 27377, Cospeito (Lugo), Spain
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria (Burgos)
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km. 3- 35250, ingenio (Gran Canaria)
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Aitonomi AG	Switzerland	15%	Rue Technopôle 10, 3960 Sierre
Amalgamated Beverages Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Apand Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Associated Products & Distribution Proprietary	Australia	100%(D)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Australian Beer Company Pty Ltd	Australia	50%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
BBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda.Alcalde Alfonso Molina, s/n- 15007 (A Coruña)
Beganet, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 – 08950 (Esplugues de Llobregat)
Beverage Bottlers (NQ) Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Beverage Bottlers (QLD) Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Birtingahúsið ehf.	Iceland	35%	Laugavegur 174, 105, (Reykjavík)
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Bottling Holding France SAS	France	100%	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Marten Meesweg 25J, 3068 AV Rotterdam

179	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

Name	Country of incorporation	% equity interest	Registered address
Bottling Holdings Europe Limited	United Kingdom	100%(B)(E)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Brewcorp Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Brewhouse Investments Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
C - C Bottlers Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Can Recycling (S.A.) Pty. Ltd.	Australia	100%(B)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245 (Berlin)
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%	Stralauer Allee 4, 10245 (Berlin)
CC Iberian Partners Gestion S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstraße 20 06126 Halle (Saale)
CCA Bayswater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Finance (Australia) Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Finance (Ireland) Designated Activity Company	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2, Ireland
CCEP Group Services Ltd	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Holdings (Australia) Limited	United Kingdom	100%(A)(D)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Holdings (Australia) Pty Ltd	Australia	100%(A)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, 1470 (Lørenskog)
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87 (Haninge)
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Ventures Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
CCEP Scottish Limited Partnership	United Kingdom	100%	52 Milton Road, East Kilbride, Glasgow, Scotland, G74 5DJ
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Circular Plastics Australia (PET) Holdings Pty Ltd	Australia	16.67%	Building 3, 658 Church Street, Cremorne VIC 3121
Classic Brand (Europe) Designated Activity Company	Ireland	100%	4th Floor, 25-28 Adelaide Road, D02 RY98 (Dublin 2)
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32 – 08950 (Esplugues de Llobregat)
Coca-Cola Amatil (UK) Limited	United Kingdom	50%(I)	1 Bartholomew Lane, London, EC2N 2AX, United Kingdom
Coca-Cola Europacific Investments (Singapore) Pte. Ltd.	Singapore	100%	80 Robinson Road, #02-00, 068898, Singapore

180	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Europacific Partners (CDE Aust) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Fiji) Pte Limited	Fiji	100%	Lot 1, Ratu Dovi Road, Laucala Beach Estate, NASINU, Fiji
Coca-Cola Europacific Partners (Holdings) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Initial LP) Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola Europacific Partners (Scotland) Limited	United Kingdom	100%	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ,
Coca-Cola Europacific Partners API Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Australia Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Belgium SRL/BV	Belgium	100%	Chaussée de Mons 1424, 1070 (Brussels)
Coca-Cola Europacific Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245 (Berlin)
Coca-Cola Europacific Partners France SAS	France	100%(G)	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
Coca-Cola Europacific Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola Europacific Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola Europacific Partners Holdings NZ Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Holdings US, Inc.	United States	100%(A)(D)	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola Europacific Partners Iberia, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Coca-Cola Europacific Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110 (Reykjavik)
Coca-Cola Europacific Partners Luxembourg sàrl	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
Coca-Cola Europacific Partners Nederland B.V.	Netherlands	100%	Marten Meesweg 25J, 3068 AV Rotterdam
Coca-Cola Europacific Partners New Zealand Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Norge AS	Norway	100%	Robsrudskogen 5, 1470 (Lørenskog)
Coca-Cola Europacific Partners Papua New Guinea Limited	Papua New Guinea	100%	Section 23, Allotment 14, Milfordhaven Road, LAE, MOROBE PROVINCE, 411
Coca-Cola Europacific Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola Europacific Partners Portugal Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas, 2929- 509, Azeitão (Setúbal)
Coca-Cola Europacific Partners Services Bulgaria EOOD	Bulgaria	100%	48, Sitnyakovo Blvd, Serdika Center, Office Building, floor 5, 1505 (Sofia)
Coca-Cola Europacific Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Coca-Cola Europacific Partners Services SRL	Belgium	100%(C)	Chaussée de Mons 1424, 1070 (Brussels)
Coca-Cola Europacific Partners Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87 (Haninge)
Coca-Cola Europacific Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)

181	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Europacific Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801 (Delaware)
Coca-Cola Europacific Partners Vanuatu Limited	Vanuatu	100%	1st Floor, Govant Building, Kumul Highway, Port Vila, Vanuatu
Coca-Cola Immobilier SCI	France	100%(G)	9, chemin de Bretagne, 92784 (Issy-les-Moulineaux)
Coca-Cola Production SAS	France	100%	Zone d’entreprises de Bergues, Commune de Socx, 59380 (Bergues)
Coca-Cola Australia Foundation Limited	Australia	50%	Level 13 , 40 Mount Street , North Sydney NSW 2060
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18- 3ª (Granda) Siero - 33006 (Oviedo)
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet, 36, 46930 (Quart de Poblet)
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Container Exchange (QLD) Limited	Australia	50%	Level 17, 100 Creek Street, Brisbane QLD 4000
Container Exchange (Services) Pty Ltd	Australia	50%	Maddocks, Angel Place, Level 27, 123 Pitt Street, Sydney NSW 2000
Conversia IT, S.L.U.	Spain	100%	C/ Ribera del loira, 20-22, 2ª Planta - 28042 (Madrid)
Crusta Fruit Juices Proprietary Ltd	Australia	100%(J)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford, 25, Manzana 19, Complejo Pq. Ind. Juan Carlos I , 46220 Picassent (Valencia)
Endurvinnsaln hf.	Iceland	20%	Knarravogur 4, 104 Reykjavik
Exchange for Change (ACT) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138
Exchange for Change (Australia) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138
Exchange for Change (NSW) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138
Feral Brewing Company Pty Ltd	Australia	100%(K)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Foodl B.V.	Netherlands	33%	HNK Utrecht West, V.08, Weg der Verenigde Naties 1, 3527 KT Utrecht
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche – 21200 (Dijon)
Innovative Tap Solutions Inc.	United States	25%	310 North Wolf Road, Wheeling, IL 60090, USA
Instelling voor Bedrijfspensioenvoorziening Coca-Cola Europacific Partners Belgium/Coca-Cola Europacific Partners Services – Bedienden-Arbeiders OFP	Belgium	100%	Bergensesteenweg 1424 – 1070 (Brussels)
Instelling voor Bedrijfspensioenvoorziening Coca-Cola Europacific Partners Belgium/Coca-Cola Europacific Partners Services – Kaderleden OFP	Belgium	100%	Bergensesteenweg 1424 – 1070 (Brussels)
Iparbal, 99 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)

182	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

Name	Country of incorporation	% equity interest	Registered address
Iparsoft, 2004 S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Kollex GmbH	Germany	25%	Genthiner Straße 32, 10785, Berlin
Lavit Holdings Inc	United States	14.9%	27 West 20th Street, Suite 1004, New York NY 10011
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnológico de Leganes- 28919 (Leganes)
Mahija Parahita Nusantara Foundation	Indonesia	35.3%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta
Matila Nominees Pty. Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Bottled Water Co Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail SA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater (VIC) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co. (QLD) Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail WA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Pacbev Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Paradise Beverages (Fiji) Limited	Fiji	100%	122-164 Foster Road, Walu Bay, Suva, Fiji
PEÑA Umbria S.L.U.	Spain	100%	Av. Real Monasterio de Sta. María de Poblet,36 – 46930 (Quart de Poblet)
Perfect Fruit Company Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
PT Amandina Bumi Nusantara	Indonesia	35.3%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta , 12430
PT Coca-Cola Bottling Indonesia	Indonesia	70.6%(C)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta , 12430
PT Coca-Cola Distribution Indonesia	Indonesia	70.6%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta , 12430
Purna Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Quenchy Crusta Sales Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Real Oz Water Supply Co (QLD) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Refecon Águas - Sociedade Industrial De Bebidas, Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309 La Rinconada (Sevilla)
Refrige SGPS, Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal
Roalba, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Sale Proprietary Co 1 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia

183	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Notes to the consolidated financial statements
CONTINUED

Name	Country of incorporation	% equity interest	Registered address
Sale Proprietary Co 2 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 3 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 4 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 5 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 6 Pty Ltd	Australia	100%(D)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 7 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Samoa Breweries Limited	Samoa	93.9%	Vaitele Industrial Zone, Vaitele Tai, Faleata Sisifo
Solares y Edificios Norteños, S.L.U.	Spain	100%	C/ Ibaizábal, 57 – 48960 Galdakao (Bizkaia)
Starstock Group Limited	United Kingdom	25.3%	Dane Mill, Broadhurst Lane, Congleton, Cheshire, England, CW12 1LA
TasRecycle Limited	Australia	50%	Level 9, 85 Macquarie Street, Hobart TAS 7000
VicRecycle Limited	Australia	50%	HWL Ebsworth Lawyers, Level 8, 447 Collins Street, Melbourne VIC 3000
WA Return Recycle Renew Ltd	Australia	50%	Unit 2, 1 Centro Avenue, Subiaco WA 6008
Wabi Portugal, Unipessoal LDA	Portugal	100%	Nº 16-A, Fracçao B, 5º Piso, Edificio Miraflores Premium Distrito: Lisboa Concelho: Oieras Freguesia: Algés, Linda-a-Velha e Cruz Quebrada-Dafundo 1495 190 Algés.
WB Investment Ireland 2 Limited	Ireland	100%	6th Floor, 2 Grand Canal Square (Dublin 2)
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald
WIH UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, UB8 1EZ
Wir Sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245 (Berlin)
(A)100% equity interest directly held by Coca-Cola Europacific Partners plc.
(B)Class A and B ordinary shares.
(C)Class A, B and C ordinary shares.
(D) Including preference shares issued to the Group.
(E)38.3% equity interest directly held by Coca-Cola Europacific Partners plc (100% of A ordinary shares in issue).
(F)10% equity interest directly held by Coca-Cola Europacific Partners plc.
(G)Group shareholding of 99.99% or greater.
(H)Class A and B shares. The Group holds 49% of Class B shares.
(I)In liquidation
(J)Class A and F shares
(K)Includes Ordinary shares and B Class shares

195	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors

This section examines the risks Coca-Cola Europacific Partners (CCEP) faces as a business. These risks may change over time.
Geodemographic
COVID-19 could adversely impact our business and financial results.
Global or regional health pandemics impact our business and financial results. COVID-19 is a global stress event that is impacting the entire CCEP value chain, causing disruption that requires well thought out business continuity plans and response strategies. COVID-19 can cause high levels of employee absence, and requires employees to be flexible with working from home when lockdowns are announced in our territories. In addition, there could be widespread supplier issues, including risks of access to raw materials, specialist parts and labour being impacted due to cross border restrictions on travel and movement of goods and services; the closure of entire customer sectors (e.g. leisure, restaurants, pubs and bars); and changing consumer habits. Our material risk landscape may change rapidly due to the emergence of new COVID-19 variants and the associated response from governments and societies e.g. vaccine mandates and lockdowns.
Such events could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
Global or regional catastrophic events could negatively impact our business and financial results.
Our business may be affected by war, armed hostility and terrorism, major information technology (IT) outages and large scale natural disasters especially those occurring in our territories or other major industrialised countries. Other catastrophic events that could affect our business include the loss of senior employees, shortages of key raw materials or widespread outbreaks of infectious disease such as COVID-19.
Such events could have a material adverse impact on our sales volume, cost of sales, earnings, inflation, volatility, prices and availability of commodities, energy and other inputs as well as our overall financial condition.
Packaging
Waste and pollution, and the legal and regulatory responses to these issues, could adversely impact our business.
Waste and pollution, particularly plastic and packaging waste, is a global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as land or marine litter. Concern about this, and the environmental impacts of our packaging, has led to laws and regulations that aim to increase the collection and recycling of our packs, reduce packaging, through limiting the use of single use plastic, introduce quotas for refillable packaging, reduce waste and littering, and introduce specific packaging design requirements. For example, circular economy legislation has been introduced in France that requires a 50% reduction in the number of single use plastic bottles by 2030 and the phasing out of single use plastic packaging entirely by 2040. In Great Britain (GB) there are various regulatory proposals related to packaging, including the introduction of deposit return schemes (DRS) and a move towards extended producer responsibility. In Spain, draft legislation would require a 50% reduction in plastic beverage bottles and the introduction of refillable quotas. In Indonesia, the second largest contributor to marine plastic debris, the Government has launched a plan to double plastic waste collection by 2025, reduce marine plastic debris by 70% and reduce waste at source by 30%.
If we fail to engage sufficiently with stakeholders to address concerns about packaging and recycling, or we are not able to adapt our business to new legislation and regulation, it could result in higher costs through packaging taxes, producer responsibility reform, damage to corporate reputation or investor confidence and a reduction of consumer acceptance of our products and packaging.
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
Cyber and social engineering attacks and IT infrastructure
Cyber attacks, or a deficiency in CCEP’s cyber security or a customer’s or supplier’s cyber security, could negatively impact our business.
As our reliance on IT increases, so will the risks posed to our internal and third party systems from cyber incidents.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our data or information systems. It could involve gaining unauthorised access to systems, either unintentionally or through an intentional attack (such as a war activities, state sponsored cyber terrorism, criminal attack, hacking or a computer virus), to disrupt operations, corrupt data, steal confidential information, achieve financial gain or threaten our Company or employees.
Our business processes require high levels of integration between our IT systems and the systems of third parties (suppliers, customers, business partners). A cyber incident at any of those third parties can either spread to CCEP’s systems or indirectly have a negative impact on CCEP’s ability to operate.
Companies that CCEP invests in, or that CCEP acquires, add to the risk exposure for cyber and social engineering attacks of our Company. Any cyber incident at those organisations can have a negative impact (operationally, financially, reputationally) on CCEP.
A cyber incident could disrupt our operations, compromise or corrupt data, or damage our brand image. Like many companies, hackers target us, our customers and suppliers with social engineering attacks. While we have procedures and training in place to protect us against these types of attacks, they can be successful, which could also disrupt our operations, compromise or corrupt data, or damage our brand reputation. All of these outcomes could negatively impact our financial results.

196	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors
CONTINUED
Economic and political conditions
The deterioration of global and local economic conditions could adversely affect CCEP’s business performance and share price.
Geopolitical concerns are higher than last year, particularly with the war in Europe, the refugee crisis and other effects.
Our performance is closely linked to the economic cycle in the countries, regions and cities where we operate. Normally, strong economic growth in these areas results in greater demand for our products, while slow economic growth or economic contraction decreases demand and drives down sales.
For example, adverse economic conditions decrease individuals’ disposable income and propensity to consume, leading to the purchase of cheaper private label brands, or avoiding buying beverage products altogether. Those consumers who do continue to buy our products may shift away from higher margin products and packages. A weak economic climate could also increase the likelihood of customer delinquencies and bankruptcies, which would increase the risk of accounts being deemed uncollectable. For these reasons a slowing economy would likely adversely impact our business, operational results, financial condition and share price.
Although economic growth, globally, has rebounded strongly from the severe GDP declines that we witnessed at the start of the pandemic, the war in Europe is likely to increase uncertainty and volatility. Much uncertainty remains relating to future growth, employment and inflation including labour cost. These factors could directly impact our business, operational results, financial conditions and share price. Monetary support from Central banks and significantly higher fiscal spending from governments has been instrumental in limiting the short term economic impact of COVID-19. If this support is not carefully unwound, it could result in widening regional economic disparities and potentially in sovereign debt concerns in certain territories. Whether real or perceived, this could result in the availability of capital being limited, which may restrict our liquidity.
Even in the absence of a market downturn, CCEP is exposed to substantial risk from volatility in areas such as consumer spending and capital markets conditions, which may adversely affect the business and economic environment. This in turn may adversely affect our business performance and share price.
Beyond the international economic situation, political risk stemming from increased polarisation is ever present, with the threat of extremist parties in certain regions. This could affect the economic situation in our territories, which could negatively impact our business and financial results.
Other key external economic and political factors also have the potential to specifically impact API including economic and political instability in Papua New Guinea (PNG) and the impact on foreign currency liquidity, tariffs and protectionism, geopolitical turbulence in the form of US-China trade wars and trade tension between Australia and China. Low economic growth might be compounded in economies overly exposed to the tourism sector (e.g. Fiji, Bali and NZ to a degree) due to both the people’s ability to travel depending on COVID-19 border restrictions and willingness to travel once borders are re-opened.

API has an exposure to PNG liquidity risks and the associated impact on short-term profitability. Access to foreign exchange in PNG is limited/restricted due to supply/demand imbalance of hard currency. The PNG Kina (PGK) is considered to be overvalued. If the PNG Government requires assistance from the International Monetary Fund to fund their budget deficit, they could require the Papua New Guinean Kina to be devalued which could significantly impact API’s financial results upon translation of Kina earnings and balance sheet into Australian dollars.
Increases in costs, limitation of supplies, or lower than expected quality of raw materials could harm our financial results.
The cost of our raw materials, ingredients, packaging materials or energy could increase over time. If that happens, and if we are unable to pass the increased costs on to our customers in the form of higher prices, our financial results could be adversely affected.
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
We continue to experience volatility in commodity prices mainly driven by war, political uncertainty, increased protectionist policies and volatility impacts of capital markets.
Our suppliers could be adversely affected by a number of external events. These could include war, strikes, adverse weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, health crises, such as a pandemic, and insolvency. If this happens, and we are unable to find an alternative source for our materials, our cost of sales, revenues, and ability to manufacture and distribute products could be adversely affected.
The quality of the materials or finished goods delivered to us could be lower than expected. If this happens, we may need to substitute those items for ones that meet our standards, or replace underperforming suppliers. This could disrupt our operations and adversely affect our business. We continue to sign long-term supply agreements with suppliers meeting our specifications and put contingency plans in place.
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
The deterioration in political unity within the EU could significantly impact our financial results and reduce our competitiveness in the marketplace.
There are concerns regarding the short and long-term stability of the euro and pound sterling and the euro’s ability to serve as a single currency for a number of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to local currencies. In more extreme circumstances, they could exit from the EU, and the Eurozone could be dissolved entirely.

197	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors
CONTINUED
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
Consequences of Brexit could continue to impact our profits.
The EU and the United Kingdom (UK) Trade and Cooperation Agreement (TCA) was implemented through the enactment of the European Union (Future Relationship) Act 2020 on 31 December 2020. The TCA provides the framework for the relationship between the EU and the UK and consists of a free trade agreement, a partnership for citizens’ security and a horizontal agreement on governance.
Besides trade in goods and services, the TCA also covers a broad range of areas, such as investment, competition, state aid, tax transparency, air and road transport, energy and sustainability, data protection, and social security coordination. Separately, the EU and the UK agreed a nuclear cooperation agreement and an agreement on security procedures for exchanging and protecting classified information. The TCA provides that the EU and the UK may agree to additional agreements covering other areas of cooperation in the future.
The near and medium-term impact of Brexit is still unclear and there is uncertainty about the future relationship between the EU and the UK. However, we continue to manage the practical changes, working with both consumers and suppliers as well as internally continuing to execute the necessary changes to our process to manage any administrative impact, including border and customs requirements.
Political instability could negatively impact our operations and profits.
We continue to be exposed to risks associated with political instability in different parts of our territories. Although the political situation in Catalonia is a dormant risk, should the situation deteriorate this could lead to major instability.
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
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and speciality beverage companies. Our response to continued and increased competitor and customer consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, external factors such as the widespread outbreak of infectious disease (e.g. COVID-19) may adversely affect the market.
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
Legal, regulatory and tax
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
In addition, taxes or other charges imposed on the sale of our products could increase costs or cause consumers to purchase fewer of them. Many countries in Europe, including countries in which CCEP operates, are looking to implement or increase such taxes. These may relate, for example, to the use of non-recycled plastic in beverage packaging, or the use of sugar or other sweeteners in our beverages (see also the risk factors regarding packaging and perceived health impact of our beverages and ingredients, and changing consumer buying trends).
On a European level the regulation adopted in December 2020 laying down the EU’s multi annual financial framework for 2021-2027 includes an “own resource”, applicable as from 1 January 2021, which consists of the application of a uniform call rate to the weight of plastic packaging waste generated in each member state that is not recycled. The uniform call rate will be €0.80 per kilogram. Every EU member state decides how to collect the money needed to fulfil its contribution. However, we expect some member states to install some sort of recoupment mechanism (a tax) at national level to retrieve the outlays made to the EU. Spain has already proposed a unique plastic tax to be implemented in 2021, and GB is expected to introduce a plastic tax independent of the European levy by April 2022.

198	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors
CONTINUED
EU member states are in the process of adopting implementing regulations to comply with the obligations of the Single Use Plastics Directive. The obligations include a 90% collection target for plastic bottles by 2029, a requirement that plastic bottles contain at least 30% recycled content by 2030 and a requirement for plastic beverage bottles to include tethered closures by 2024. The deadline for transposing the Single Use Plastics Directive into national law was 3 July 2021. Some member states go further than the minimum requirements of the Directive and have adopted stricter regulations. For example, circular economy legislation has been introduced in France, which requires a 50% reduction in the number of single use plastic bottles by 2030 and the phasing out of single use plastic packaging entirely by 2040.
In addition to legislative initiatives at EU level, several countries in which we operate also have or are planning other legislative or regulatory measures to reduce the use of single use plastics, including plastic beverage bottles, and/or to increase plastic collection and recycling. Such measures may include implementing a DRS under which a deposit fee is added to the consumer price, which is refunded to them if and when the bottle is returned. Other measures may include rules on recycled content, individual collection or recycling targets, or a ”plastic tax”. In GB, as part of our producer responsibility obligations, we are required to purchase Packaging Recovery Notes (PRN) to show that we meet our responsibilities for recycling and recovery of packaging waste. While we have processes in place to manage our PRN exposure, we are subject to price volatility in PRN, which could increase costs for our business in the future.
DRS for plastic beverage bottles currently exist in some of the countries in which we do business, such as in Norway (which is part of the European Economic Area (EEA) but is not an EU member state), the Netherlands (which has recently extended its DRS to cover all PET bottles from July 2021), Germany and Sweden. Other countries have recently adopted regulations for DRS for beverage packaging (such as Scotland where DRS will start in July 2022 that includes PET plastic, cans and glass) or have adopted legislation paving the way for DRS (such as Portugal, England and Wales, and recently Belgium).
In addition to the regulations on packaging, plastic and waste in general, concern over climate change has led to more environmental legislative and regulatory initiatives at an EU and national level. These include areas such as greenhouse gas (GHG) emissions, water use and energy efficiency. At the EU level, as part of the EU Green Deal, the proposed European Climate law provides for a significant increase in the EU GHG emissions reduction target for 2030, in line with the EU’s goal of becoming carbon neutral by 2050. Also, at a national level, we have seen a number of countries in which we operate introduce, or start the process of introducing, legislation and regulation.
Additional taxes levied on CCEP could harm our financial results.
CCEP’s tax filings for various periods are or may be subject to current or future audit by tax authorities. These audits may result, or have resulted, in assessments of additional taxes, as well as interest and/or penalties, and could adversely affect our financial results.
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
A GDPR violation could lead to fines of up to 4% of our global annual turnover, as well as negatively affect our reputation. Since the recent European Court of Justice Schrems II ruling, EU personal data transfers to third countries are subject to new compliance requirements, including risk assessments of foreign government surveillance, execution of standard contractual clauses with third parties and potential supplemental measures.
Non-compliance with such transfer requirements would result in a GDPR violation.
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

199	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors
CONTINUED
Violations of the above, including anti-corruption, GDPR, economic sanctions, competition law or other applicable laws and regulations are punishable by civil and sometimes criminal penalties for individuals and companies. Currently competition regulators are active in this sector. These penalties can vary from fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) to revocations or restrictions of licences, as well as criminal fines and imprisonment. Potentially any violation within one of these compliance risk areas could have a negative impact on our reputation and consequently on our ability to win future business.
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
In general, for US federal income tax purposes, a corporation is considered a tax resident in the jurisdiction of its organisation or incorporation. Because CCEP is incorporated under the laws of England and Wales, it would generally be classified as a non-US corporation (and therefore a non-US tax resident) under these rules. However, section 7874 of the US Internal Revenue Code of 1986, as amended (IRC), provides an exception under which a non-US incorporated entity may, in certain circumstances, be treated as a US corporation for US federal income tax purposes.
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
Future changes to tax laws in the countries in which CCEP operates could adversely affect our business.
Tax is a complex and evolving area where laws and their interpretation are changing regularly leading to the risk of increased or unexpected tax costs and or additional tax reporting obligations.Tax laws could change on a prospective or retroactive basis. Any such changes could adversely affect our business and its affiliates, and there is no assurance that we would be able to maintain any particular worldwide effective corporate tax rate.
The Organisation for Economic Co-operation and Development (OECD) and the Inclusive Framework have agreed to work together to create a consistent and coordinated approach to reform the international taxation rules to address the tax challenges arising from the digitilisation of the economy and to ensure that multinational enterprises (MNEs) pay a fair share of tax wherever they operate and generate profits (a two pillar solution). On 20th December 2021, the Global Anti Base Erosion Model Rules (Pillar Two) was published. These rules provide for a minimum level of taxation on the income arising in each of the jurisdictions where large MNEs operate. The OECD is expected to release detailed commentaries and an implementation framework in 2022, with intended implementation of these rules in 2023.
Climate change and water
Global issues such as climate change, resource and water scarcity, and the legal and regulatory responses to these issues, could adversely impact our business.
Climate change – caused by GHG emissions, in part from businesses such as ours – is resulting in global average temperature increases and extreme weather conditions around the world. This has an adverse impact on our business. CCEP’s products rely heavily on water, and climate change may exacerbate water scarcity and cause a deterioration of water quality in affected regions. It could also decrease agricultural productivity in certain regions of the world, which could limit the availability or increase the cost of key raw materials that we use to produce our products. More frequent extreme weather events, such as storms or floods in our territories, could disrupt our facilities and distribution network, further impacting our business.
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
Water is the primary ingredient in most of our products. It is also vital to our manufacturing processes and is needed to produce the agricultural ingredients that are essential to our business. Water scarcity and a deterioration in the quality of available water sources in our territories or to our supply chain, even if temporary, may result in increased production costs or capacity constraints. This could adversely affect our ability to produce and sell our beverages, and increase our costs.
As part of our commitment to addressing our climate change impacts, we are investing in technologies that improve the energy efficiency of our operations and reduce GHG emissions related to our packaging, cold drink equipment (CDE) and transportation. In general, the cost of these investments is greater than investments in less energy efficient technologies, and the period of return is often longer. Although we believe these investments will provide long-term benefits, there is a risk that we may not always achieve our desired returns.
Perceived health impact of our beverages and ingredients, and changing consumer buying trends
Health concerns could reduce consumer demand for some of our products, impacting our financial performance.
There is concern that the public health consequences of obesity, particularly among young people is increasing. Health advocates and dietary guidelines suggest that consumption of sugar sweetened beverages is a cause of increased obesity rates, and are encouraging consumers to reduce or eliminate consumption of such products. In addition, governments have introduced stronger regulations around the marketing, labelling, packaging, or sale of sugar sweetened beverages. These concerns and regulations could reduce demand for, or increase the cost of, our sugar sweetened beverages.
Consumer trends have also led to an increased demand for low calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, coffees and beverages with natural ingredients. If we fail to meet this demand by not providing a broad enough range of products, this could adversely affect our business and financial results.

200	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors
CONTINUED
Competitiveness, business transformation and integration
CCEP may not identify sufficient initiatives to realise its cost saving goals to stay competitive.
We continue to assess potential opportunities for improvements as part of the ongoing business strategy to enable us to remain competitive in the future. The strategic objective is to ensure our competitiveness in the future and encompasses three areas: technology transformation, supply chain and commercial improvements, and working efficiently with our partners and franchisors. The focus of these initiatives is to offset potential future increases in costs, such as materials or headcount, and to allow investment in potential growth areas.
The initiatives are complex due to their multi functional and multi country nature, which cover many parts of our business. Ineffective coordination and control over single initiatives and interdependent initiatives could result in us failing to realise the expected benefits. Continual change might trigger change fatigue among our people or social unrest in the event that such changes result in industrial action.
Restructuring could cause labour and union unrest.
Restructuring can lead to labour and union unrest. Since CCEP’s inception, we have restructured in all countries and functions, resulting in a combination of redeployment and layoffs. While we continue to look for opportunities to enable CCEP to maintain and improve its position within the market, this might have a negative impact on our relationship with our employee representatives and social partners, and could cause labour and union unrest. The CCEP’s Human Rights Restructuring guidelines set out our commitment to identify, prevent and mitigate adverse human rights impacts resulting from or caused by our business activities. In the past, we have sought to minimise union unrest through constructive social dialogue e.g. on employability, which has not affected our ability to achieve our objectives. We would like to ensure that we continue this positive dialogue with the social partners. This could include more attention to resource and workforce planning, that better anticipates the capabilities and technology savviness needed in the future.
Miscalculation of CCEP’s need for infrastructure investment could impact its financial results.
To support revenue growth we are investing in our infrastructure, including CDE, fleet, technology, sales force, digital capability and production equipment.
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
CCEP relies extensively on IT systems to process, transmit, store and protect electronic information. For example, our production and distribution facilities and inventory management all use IT to maximise efficiencies and minimise costs. Communication between our employees, customers, and suppliers also depends, to a large extent, on IT.
Our IT and operational technology (OT) systems may be vulnerable to interruptions due to events that may be beyond our control. These include, but are not limited to, natural disasters, telecommunications failures, power outages, hardware failures, human error and security issues e.g. cyber attacks. We have IT security controls, processes and disaster recovery plans in place, but they may not be adequate or implemented effectively enough to ensure that our operations are not disrupted. Cyber attacks in one country might impact our ability to do business in other countries due to the dependencies on information systems and applications. Cyber attacks against CCEP’s suppliers or system providers might disrupt our business.
We continually invest in IT to ensure our technology solutions are current and up to date. If we miscalculate the level of investment needed, our software, hardware and maintenance practices could become out of date, and this could result in disruptions to our business.
In addition, when we implement new systems or system upgrades (such as SAP and its modules), there is a risk that our business may be temporarily disrupted during the implementation period. Centralisation of IT systems might increase the impact of a failure of information technology or applications.
When investments in or acquisitions of companies are undertaken, such as the Acquisition of CCL, the integration of IT systems and applications for those entities will increase the complexity and, therefore, the risk level of our IT infrastructure.
We may not be able to execute our strategy to pursue suitable acquisitions or may have difficulty integrating acquired businesses.
Our strategy involves, in part, pursuing disciplined and attractive investments, which are intended to create a positive net present value for total shareholder return. Our efforts to execute this strategy may be affected by our ability to identify suitable acquisition targets, negotiate and close acquisition and development transactions. Further, to the extent that we are able to identify suitable investments, there are risks that integration of those investments does not proceed as anticipated or that management attention is diverted by such opportunities, and there is no guarantee that these investments will support the growth of CCEP or achieve the intended return.
People and wellbeing
Increases in the cost of wages and employee benefits, including pension retirement benefits, could impact our financial results and cash flow.
The increases in the cost of wages and employee benefits, including retirement benefits, may affect our financial results and cash flow.
The increasing inflationary trend combined with high employment levels we see globally will put pressure on future wage negotiations and the anticipated salary budget. CCEP is engaged in a dialogue with social partners on this issue in which no promises are made to fully compensate the rising cost of living but to look at the whole picture over the longer term: a large employee workforce especially in front line functions, year on year salary increases awarded, year on year growth and value creation together with customers and shareholders. It is about long-term vision. However, it cannot be ruled out that for tactical reasons unions will take action here and there.

201	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors
CONTINUED
Adverse effects in our people’s health, wellbeing and safety could impact our business.
The COVID-19 pandemic may continue to affect the business with a higher degree of mental health issues and increased absence rates for employees. Wellbeing initiatives require new approaches to reach all employees, especially when restructuring takes place, which potentially increases us to the risk of long term absence. As a result, we could face a loss of production.
Failure to abide by our health and safety policies and guidelines could result in injuries and death of our people.
The increasing importance of flexible working and future work topics brings in the challenge of attracting, retaining and motivating existing and future employees, which exposes us to the risk of not having the right talent, required technical skillset, or expected levels of productivity. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement, industrial action, suffer from reputational damage or litigation.
Relationship with TCCC and other franchisors
Our business success, including our financial results, depends on our relationship with TCCC and other franchisors.
Around 90% of our revenue for the year ended 31 December 2021 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute products of TCCC through fixed term bottling agreements with TCCC, which typically include the following terms:
•We purchase our entire requirement of concentrates and syrups for Coca-Cola trademark beverages (sparkling beverages bearing the trademark “Coca-Cola” or the “Coke” brand name) and allied beverages (beverages of TCCC or its subsidiaries, but not Coca-Cola trademark beverages or energy drinks) from TCCC. Prices, terms of payment, and other terms and conditions of supply are determined from time to time by TCCC at its sole discretion.
•There are no limits on the prices that TCCC may charge for concentrate. TCCC maintains current effective concentrate incidence at the same levels that CCE, CCIP and CCEG had in place before the Merger, provided certain specific mutually agreed metrics are achieved.
•Much of the marketing and promotional support that we receive from TCCC is at its discretion. Programmes may contain requirements, or be subject to conditions, established by TCCC that we may not be able to achieve or satisfy. The terms of most of the marketing programmes do not and will not contain an express obligation for TCCC to participate in future programmes or continue past levels of payments into the future.
•Our bottling agreements with TCCC are for fixed terms, and most of them are renewable only at the discretion of TCCC at the conclusion of their terms. A decision by TCCC not to renew a fixed term bottling agreement at the end of its term could substantially and adversely affect our financial results.
•We are obligated to maintain sound financial capacity to perform our duties, as required and determined by TCCC at its sole discretion. These duties include, but are not limited to, making certain investments in marketing activities to stimulate the demand for products in our territories and making infrastructure improvements to ensure our facilities and distribution network are capable of handling the demand for these beverages.
Disagreements with TCCC concerning business issues may lead TCCC to act adversely to our interests with respect to these relationships.

Product quality
Our business could be adversely affected if CCEP, TCCC or other franchisors and manufacturers of the products we distribute are unable to maintain a positive brand image as a result of product quality issues.
Our success depends on our products, and those of TCCC and other franchisors, having a positive brand image among customers and consumers. Product quality issues, whether real or perceived, or allegations of product contamination, even if false or unfounded, could tarnish the image of our products and result in customers and consumers choosing other products.
Product liability claims or product recalls could also negatively impact our brand image and business results. We could be liable if the consumption of our products causes injury or illness. We could also be required to recall products if they become unsafe to consume through contamination, damage or because of labelling errors such as the failure to declare an allergen.
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
Other risks
Our business is vulnerable to products being imported from outside our territories, which adversely affects our sales.
The territories in which we operate are susceptible to the import of products manufactured by bottlers from countries outside our territories. When these imports come from members of the EEA, we are prohibited from taking action to stop such imports.
Adverse weather conditions could limit the demand for our products.
Our sales are significantly influenced by weather conditions in the countries in which we operate. In particular, due to the seasonality of our business, cold or wet weather during the summer months may have a negative impact on the demand for our products and contribute to lower sales. This could have an adverse effect on our financial results.

202	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Risk factors
CONTINUED
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

203	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information

Shareholder information
The Company was incorporated in England and Wales on 4 August 2015, as a private company under the Companies Act 2006 (the Companies Act). On 4 May 2016, the Company was reregistered as a public company limited by shares and changed its name from Coca-Cola European Partners Limited to Coca-Cola European Partners plc. On 10 May 2021, the Company changed its name from Coca-Cola European Partners plc to Coca-Cola Europacific Partners plc. It is registered at Companies House, Cardiff, under company number 9717350. The business address for Directors and senior management is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, England.
The Company is resident in the UK for tax purposes. Its primary objective is to make, sell and distribute ready to drink beverages.
Annual General Meeting
It is intended that the Company’s 2022 Annual General Meeting (AGM) will be held at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ in May 2022. However, at the date of this report, there remains continued uncertainty regarding COVID-19 and the Company may be required to make alternative arrangements.
Registered shareholders will be sent a Notice of AGM, or notice of availability of the Notice of AGM, closer to the time of the AGM, and will be notified of any change affecting the AGM through an appropriate channel.
Directors and senior management
Biographies of the Board of Directors and senior management are set out on pages 67 to 73. Sol Daurella and Alfonso Líbano Daurella are first cousins.
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
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella and José Ignacio Comenge, who indirectly owned 7.2% (32,746,168 Shares), 1.4% (6,573,282 Shares), and 1.7% (7,834,271 Shares) of the Shares outstanding as of 25 February 2022, respectively, no Director or member of senior management individually owned more than 1% of the Company’s Shares as of 25 February 2022.
Table 1 shows the number of share options held by Directors and other members of senior management as at 25 February 2022, including the applicable exercise price and the date when the applicable exercise period ends.
Other employee related matters
Note 18 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2021, we had around 33,000 employees, of whom none were located in the US. We have seen a significant increase in the number of employees as a result of API integration. A number of our employees in Europe and API are covered by collectively bargained labour agreements, most of which do not expire. However, wage rates, in some countries must be renegotiated at various dates throughout 2022. We believe we will be able to renegotiate these wage rates with satisfactory terms.
Table 1
Share options held by Directors and other members of senior management as at 25 February 2022

Name	Grant date	Expiry date	Exercise price	Total number of Shares subject to outstanding options including exercisable and unvested options
Damian Gammell	5 November 2015	5 November 2025	$39.00	324,643
Stephen Moorhouse	31 October 2013	31 October 2023	$31.46	11,446
Stephen Moorhouse	30 October 2014	30 October 2024	$32.51	11,074
Veronique Vuillod	5 November 2012	5 November 2022	$23.21	2,069
Veronique Vuillod	31 October 2013	31 October 2023	$31.46	1,777
Veronique Vuillod	30 October 2014	30 October 2024	$32.51	3,200

    203

204	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Nature of trading market
The Company has one class of ordinary shares. These shares are traded on the Nasdaq Stock Market (XNAS), London Stock Exchange (LSE), Euronext Amsterdam (AEX) and the Spanish Stock Exchanges (of which the lead exchange is Madrid (MADX)).

Listing information
Ticker symbol (all exchanges)	CCEP
ISIN code	GB00BDCPN049
Legal entity identifier	549300LTH67W4GWMRF57
CUSIP	G25839104
SEDOL number (XNAS)	BYQQ3P5
SEDOL number (LSE)	BDCPN04
SEDOL number (AEX)	BD4D942
SEDOL number (MADX)	BYSXXS7
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
As at 31 December 2021 the Company had 456,235,032 Shares issued and fully paid. As at 25 February 2022, the Company had 456,382,668 Shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.

Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 303,523,712 Shares (as of 25 February 2022) to be allotted and issued, subject to the restrictions set out below:
1.pursuant to a shareholder resolution passed on 26 May 2021 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:
a.up to a nominal amount of €1,517,618.56 (representing 151,761,856 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(b) below in excess of such sum); and
b.comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,035,237.12 (representing 303,523,712 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(a) above) in connection with an offer by way of a rights issue:
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,
and so that the Board may impose any limits or restrictions and make any arrangements which it         considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
2.pursuant to a shareholder resolution passed on 26 May 2021 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 1 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:
a.to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 1(b) above, by way of a rights issue only):
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
b.in the case of the authority granted under paragraph 1(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 2(a) above) up to a nominal amount of €227,642.78 (representing 22,764,278 Shares).

205	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. At our 2021 AGM, our shareholders passed a special resolution that allows us to buy back our own Shares in the market as permitted by the Companies Act. On 13 February 2020, the Board announced a share buyback programme of up to €1 billion. All Shares repurchased as part of the buyback programme have been cancelled. Details of the Shares bought back are provided under Share buyback programme below. In light of macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced the suspension of the buyback programme until further notice.
Share-based payment awards
Table 2 shows the share-based payment awards outstanding under each of the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 31 December 2021 and 25 February 2022.
For more details about the share plans and awards granted, see Note 22 to the consolidated financial statements on pages 170-171.
History of share capital
Table 3 page 206 sets out the history of our share capital for the period from 1 January 2019 until 25 February 2022.
Share buyback programme
The maximum number of Shares authorised for purchase at the 2021 AGM was 45,528,556 Shares, representing 10% of the issued Shares at 13 April 2021, reduced by the number of Shares purchased, or agreed to be purchased, between 13 April and 26 May 2021. No Shares have been purchased under the 2021 shareholder authority as at the date of this report. The existing authority to buy back Shares will expire at the 2022 AGM. We intend to seek shareholder approval to renew the authority to buy back Shares.
US shareholders
To the knowledge of the Company, 211 holders of record with an address in the US held a total of 456,311,098 Shares (or 99% of the total number of issued Shares outstanding) as at 25 February 2022. However, some Shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of Shares resident in the US.
Table 2
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2021	Total number of Shares awarded to employees outstanding as at 25 February 2022(B)	Price per Share payable on exercise/ transfer ($)	Expiration date (dd/mm/yy)
2010 Plan	05/11/12	Option	150,417	132,571	23.21	05/11/22
	31/10/13	Option	3,051	3,051	31.46	30/06/23
	31/10/13	Option	488,881	375,211	31.46	31/10/23
	30/10/14	Option	1,105,404	1,089,935	32.51	30/10/24
	05/11/15	Option	1,009,881	1,009,881	39.00	05/11/25
CCEP LTIP	01/03/19	PSU	375,088	334,792	—	01/03/22
	01/03/19	RSU	34,684	33,694	—	01/03/22
	11/12/19	PSU	13,273	11,950	—	01/03/22
	11/12/19	RSU	5,953	5,953	—	01/03/22
	17/03/20	PSU	391,861	390,389	—	17/03/23
	17/03/20	RSU	37,986	37,674	—	17/03/23
	30/06/20	RSU	1,334	1,334	—	01/03/22
	14/12/20	PSU	14,816	14,816	—	17/03/23
	14/12/20	RSU	4,056	4,056	—	17/03/23
	26/06/21	PSU	330	297	—	01/03/22
	26/06/21	PSU	312	312	—	17/03/23
	26/06/21	RSU	651	—	—	20/02/22
	26/06/21	RSU	330	330	—	01/03/22
	26/06/21	RSU	620	620	—	22/02/23
	26/06/21	RSU	312	312	—	17/03/23
	29/09/21	PSU	453,555	453,555	—	15/03/24
	29/09/21	RSU	42,075	42,075	—	15/03/24
	25/11/21	PSU	976	976	—	15/03/24
	25/11/21	RSU	340	340	—	15/03/24
(A)PSU is performance share unit. RSU is restricted stock unit.
(B)When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.

206	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Table 3
Share capital history

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January 2019	Opening balance	474,920,066	N/A	474,920,066
1 January to 31 December 2019	Shares issued in connection with the exercise of stock options	1,741,820	Exercise price per Share ranging from $9.89 to $39.00	476,661,886
1 January to 31 December 2019	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	350,584	Nil	477,012,470
1 January to 31 December 2019	Shares cancelled as part of buyback programme	(20,612,593)	€1 billion	456,399,877
1 January to 31 December 2020	Shares issued in connection with the exercise of stock options	763,103	Exercise price per Share ranging from $18.40 to $32.51	457,162,980
1 January to 31 December 2020	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	547,730	Nil	457,710,710
1 January to 31 December 2020	Shares cancelled as part of buyback programme	(3,065,200)	€128 million	454,645,510
1 January to 31 December 2021	Shares issued in connection with the exercise of stock options	1,290,506	Exercise price per Share ranging from $19.68 to $32.51	455,936,016

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January to 31 December 2021	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	299,016	Nil	456,235,032
1 January to 31 December 2021	Shares cancelled as part of buyback programme	—	—	456,235,032
1 January to 25 February 2022	Shares issued in connection with the exercise of stock options	146,985	Exercise price per Share ranging from $23.21 to $32.51	456,382,017
1 January to 25 February 2022	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	651	Nil	456,382,668
1 January to 25 February 2022	Shares cancelled as part of buyback programme	—	—	456,382,668

207	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED

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
Dependence on franchisors
As a franchise business, CCEP’s business success, including its financial results, depends upon its relationships with TCCC and its other franchisors. For more about our relationships with franchisors, see the Risk factors on page 201.
Competition
CCEP competes mainly in the manufacturing, sale and distribution of non-alcoholic ready to drink (NARTD) beverages industry and adjacencies, including squashes/cordials, hot beverages, low alcoholic beverage and premium spirits. CCEP competes in the Western Europe and API segments, and primarily manufactures, sells and distributes the products of TCCC, as well as those of other franchisors such as Monster Energy and Capri Sun AG.
CCEP competes mainly with:
•NARTD and non-alcoholic, non-ready to drink (for example squashes/cordials and hot beverages) brand and private label manufacturers, sellers and distributors
•Alcoholic beverage manufacturers, sellers and distributors – in the sense that some of their products may be considered to be substitutes to CCEP’s own products for certain consumer occasions. More recently CCEP entered the hard seltzer market.
A small number of such companies may also be contracted by CCEP as manufacturers (e.g. co-packers) or commercial partners (e.g. on behalf of which CCEP sells and/or distributes, or which sells and/or distributes on CCEP’s behalf).
CCEP sells and distributes to a wide range of customers, including both physical and online food and beverage retailers, wholesalers and out of retail customers. The market is highly competitive and all CCEP customers and consumers may choose freely between products of CCEP and its competitors. Many of CCEP’s customers are under increasing competitive pressure, including with the increasing market share of discounters, the growth of e-commerce food and beverage players, emergence of quick commerce and customer consolidation.
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
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks this can pose to our business are set out in our Principal risks on pages 42-47 and in our Risk factors on pages 195-202. By responding to these challenges positively, we can gain a competitive advantage.

208	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Material contracts
There are no material contracts outside the ordinary course of business to which the Company (or any of its subsidiaries) is a party, that are to be performed in whole or in part, at or after the filing of this report, other than as set out below.
The Company and certain of its subsidiaries entered into certain material agreements in relation to the acquisition of CCL as set out below.
During 2021, the required shareholder, regulatory and court approvals were obtained and on 10 May 2021, the Company acquired 100% of the issued and outstanding shares of CCL.
The Scheme Implementation Deed
The Scheme Implementation Deed, dated 4 November 2020, and amended on 14 February 2021, by and among the Company, CCL and CCEP Australia Pty Ltd (CCEP Australia), provides for the implementation of the scheme of arrangement for the acquisition by CCEP Australia of all of the issued shares of CCL (other than shares of CCL held by TCCC) held by certain independent shareholders (CCL Scheme Shareholders), on the terms and conditions set forth in Attachment 2 to the Scheme Implementation Deed (Scheme), including the provisions relating to the consideration to be provided by CCEP Australia for the transfer of the shares of CCL held by the CCL Scheme Shareholders equal to AUD $13.50 per share, subject to the adjustments set out therein.
The Co-operation and Sale Deed
The Co-operation and Sale Deed dated 4 November 2020, by and among the Company, CCEP Australia, TCCC, and Coca-Cola Holdings Overseas Limited, provided for the acquisition by CCEP Australia of the shares of CCL indirectly held by TCCC. The sale and purchase obligations set out under the Co-operation and Sale Deed became effective upon implementation of the Scheme.
Copies of material contracts
For further details regarding the Scheme Implementation Deed and the Co-operation and Sale Deed, please refer to Exhibits 4.7 and 4.8 respectively to the Company’s 2020 Annual Report on Form 20-F filed with the SEC.
Articles of Association
For a summary of certain principal provisions of the Company’s Articles of Association (the Articles), see Other Information – Other Group information – Articles of Association of the 2018 Annual Report on Form 20-F, filed on 14 March 2019. A copy of the Company’s Articles has been filed as Exhibit 1 to this Form 20-F.
Documents on display
CCEP is subject to the information requirements of the US Securities Exchange Act of 1934, as amended (the Exchange Act), applicable to FPIs. In accordance with these requirements, we file our Annual Report on Form 20-F and other related documents with the US Securities and Exchange Commission (SEC). It is possible to read and copy documents that we have filed with the SEC at the SEC’s office. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.
Our Annual Report on Form 20-F is also available on our website at www.cocacolaep.com/investors/financial-reports-and-results/integrated-reports. Shareholders may also order a hard copy, free of charge – see Useful addresses on page 226.
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
US federal income tax consequences to US holders of the ownership and disposition of CCEP Shares
This section summarises the material US federal income tax consequences of owning Shares as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders which may be subject to other rules, including, but not limited to: tax exempt entities, life insurance companies, dealers in securities, traders in securities that elect a mark-to-market method of accounting for securities holdings, holders liable for alternative minimum tax, holders that, directly or indirectly, hold 10% or more (by vote or by value) of the Company’s stock, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale for US federal income tax purposes, or US holders whose functional currency is not the US dollar. In addition, if a partnership holds Shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. This summary does not address any aspect of US taxation other than US federal taxation (such as the estate and gift tax, the Medicare tax on net investment income or US state or local tax).
Investors should consult their tax advisors regarding the US federal, state, local and other tax consequences of owning and disposing of Shares in their particular circumstances.
This section is based on the IRC, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the United Kingdom-United States Tax Treaty (the Treaty), all of which are subject to change, possibly on a retroactive basis.
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

209	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Taxation of dividends
Subject to the passive foreign investment company (PFIC) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by CCEP out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder will generally constitute “qualified dividend income” and be taxable to the holder at a preferential rate, provided that (i) CCEP is eligible for the benefits of the Treaty, (ii) CCEP is not a PFIC (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year and (iii) certain minimum holding period and other requirements are met. CCEP currently believes that dividends paid with respect to its Shares should constitute qualified dividend income for US federal income tax purposes if CCEP was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC for US federal income tax purposes and provided that the certain minimum holding period is met. US holders should consult their own tax advisors regarding the availability of the preferential dividend tax rate on dividends paid by CCEP.
For US federal income tax purposes, a dividend must be included in income when the US holder actually or constructively receives the dividend. Dividends paid by CCEP to corporate US holders will generally not be eligible for the dividends received deduction. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will generally, be “passive” or “general” income for purposes of computing the foreign tax credit allowable to a US holder.
The amount of a dividend distribution (including any UK withholding tax) on Shares that is paid in a currency other than the US dollar will generally be included in ordinary income in an amount equal to the US dollar value of the currency received on the date such dividend distribution is includible in income, regardless of whether the payment is, in fact, converted into US dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rate on qualified dividend income. Generally, the gain or loss will be income or loss from sources within the US for foreign tax credit purposes.
Distributions in excess of CCEP’s earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in its Shares and thereafter as capital gain, subject to taxation as described below.
Taxation of capital gains
Subject to the PFIC rules discussed below, a US holder will generally recognise gain or loss on any sale, exchange, redemption or other taxable disposition of Shares in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder’s tax basis, determined in US dollars, in the Shares. Any such capital gain or loss will generally be a long-term gain or loss, subject to tax at a preferential rate for a non-corporate US holder, if the US holder’s holding period for such Shares exceeds one year. Any gain or loss recognised by a US holder on the sale or exchange of Shares will generally be treated as income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC status
A non-US corporation is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Currently, we do not believe that CCEP Shares will be treated as stock of a PFIC for US federal income tax purposes. However, we review this annually, and therefore this conclusion is subject to change. If CCEP was to be treated as a PFIC, unless a US holder elects to treat CCEP as a “qualified electing fund” (QEF) or to be taxed annually on a mark-to-market basis with respect to its Shares, any gain realised on the sale or exchange of such Shares would in general be treated as ordinary income rather than capital gain. Instead, a US holder would be treated as if he or she had realised such gain rateably over the holding period for Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. In this case, an interest charge in respect of the tax attributable to each such year would apply. Certain distributions would be similarly treated if CCEP were treated as a PFIC. In addition, each US person that is a shareholder of a PFIC may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information.
We do not intend to provide to US holders the information required to make a valid QEF election.
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
Certain US holders may be required to report to the IRS on Form 8938 information relating to their ownership of foreign financial assets, such as the Shares, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions). US holders should consult their tax advisors regarding the effect, if any, of these rules on their obligations to file information reports with respect to the Shares.

210	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
US federal income tax consequences to non-US holders of the ownership and disposition of CCEP Shares
In general, a non-US holder of Shares will not be subject to US federal income tax or, subject to the discussion below under Information reporting and backup withholding, US federal withholding tax on any dividends received on Shares or any gain recognised on a sale or other disposition of Shares including any distribution to the extent it exceeds the adjusted basis in the non-US holder’s Shares unless:
•the dividend or gain is effectively connected with such non-US holder’s conduct of a trade or business in the US (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-US holder in the US); or
•in the case of gain only, such non-US holder is a non-resident alien individual present in the US for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.
Special rules may apply to a non-US holder who was previously a US holder and who again becomes a US holder in a later year.
A non-US holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Information reporting and backup withholding
Dividends with respect to Shares and proceeds from the sale or other disposition of Shares received in the US or through certain US related financial intermediaries by a non-US holder, may be subject to information reporting and backup withholding unless such non-US holder provides to the applicable withholding agent the required certification showing its non-US status, such as a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s US federal income tax liability, if any, provided the required information is given to the IRS on a timely basis.
UK taxation consequences for US holders
The following summarises certain UK tax consequences of the ownership and disposition of Shares for US holders who are not resident in the UK for tax purposes and to whom split year treatment does not apply, who do not carry on a trade, profession or vocation through a permanent establishment or branch or agency in the UK, and who are the absolute beneficial owners of their Shares and hold such Shares as a capital investment.
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
While Shares are held within the DTC clearance system, and provided that DTC satisfies various conditions specified in UK legislation and has not made an election for the alternative system of change under Section 97A of the UK Finance Act 1986 which applies to the Shares (a Section 97A Election), electronic book entry transfers of such Shares should not be subject to UK stamp duty, and agreements to transfer such Shares should not be subject to Stamp Duty Reserve Tax (SDRT). Confirmation of this position was obtained by way of formal clearance by HMRC and we are not aware that any Section 97A Election has been made. Likewise, transfers of, or agreements to transfer, such Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation and that DTC has not made a Section 97A Election, be subject to UK stamp duty or SDRT.
In the event that Shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such Shares may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement (in the case of UK stamp duty, rounded up to the next multiple of £5). Any such UK stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document duly stamped by HMRC) before the transfer can be registered in the books of the Company. In the event that Shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system, are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to UK stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such Shares). Notwithstanding the foregoing provisions of this paragraph, a transfer of securities may in certain circumstances be subject to UK stamp duty or SDRT based on the market value of the relevant securities if this is higher than the amount of the consideration for the relevant transfer.
THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSEQUENCES. IT IS NOT INTENDED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES AND SHOULD NOT BE SO CONSTRUED. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

211	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Selected financial data
The following selected financial data has been extracted from, and should be read in conjunction with, the consolidated financial statements of the Group and their accompanying notes.
On 10 May 2021, Coca-Cola European Partners plc (Legacy CCEP) acquired Coca-Cola Amatil Limited (referred to as CCL pre-acquisition, and API post acquisition), and subsequently changed its name to Coca-Cola Europacific Partners plc (the Company, or Parent Company). The financial results presented herein for the period from 1 January 2017 through to the Acquisition date refer to Legacy CCEP and its consolidated subsidiaries, and the period from the Acquisition date to 31 December 2021 refer to the combined financial results of CCEP.
The financial information presented here has been prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

	2021	2020	2019	2018	2017
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	13,763	10,606	12,017	11,518	11,062
Cost of sales	(8,677)	(6,871)	(7,424)	(7,060)	(6,772)
Gross profit	5,086	3,735	4,593	4,458	4,290
Selling and distribution expenses	(2,496)	(1,939)	(2,258)	(2,178)	(2,124)
Administrative expenses	(1,074)	(983)	(787)	(980)	(906)
Operating profit	1,516	813	1,548	1,300	1,260
Finance income	43	33	49	47	48
Finance costs	(172)	(144)	(145)	(140)	(148)
Total finance costs, net	(129)	(111)	(96)	(93)	(100)
Non-operating items	(5)	(7)	2	(2)	(1)
Profit before taxes	1,382	695	1,454	1,205	1,159
Taxes	(394)	(197)	(364)	(296)	(471)
Profit after taxes	988	498	1,090	909	688

	2021	2020	2019	2018	2017
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	23,330	15,161	15,582	15,225	14,880
Current assets	5,760	4,076	3,103	2,991	3,314
Total assets	29,090	19,237	18,685	18,216	18,194
Non-current liabilities	15,787	9,072	8,414	7,860	8,222
Current liabilities	6,093	4,140	4,115	3,792	3,287
Total liabilities	21,880	13,212	12,529	11,652	11,509
Total equity	7,210	6,025	6,156	6,564	6,685
Total equity and liabilities	29,090	19,237	18,685	18,216	18,194

Capital stock data
Number of shares (in millions)	456	455	456	475	485
Share capital (in € million)	5	5	5	5	5
Share premium (in € million)	220	192	178	152	127

Per share data
Basic earnings per share (€)	2.15	1.09	2.34	1.88	1.42
Diluted earnings per share (€)	2.15	1.09	2.32	1.86	1.41
Dividends declared per share (€)	1.40	0.85	1.24	1.06	0.84

212	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Operations review
Revenue
Revenue increased by €3.2 billion, or 30.0%, from €10.6 billion in 2020 to €13.8 billion in 2021. Refer to the Business and financial review for a discussion of significant factors that impacted revenue in 2021, as compared to 2020.
2020 vs 2019
Refer to Other Information – Other Group information – Operations review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.
Volume
Refer to the Business and financial review for a discussion of significant factors that impacted volume in 2021, as compared to 2020.
2020 vs 2019
Refer to Other Information – Other Group information – Operations review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.
Cost of sales
On a reported basis, cost of sales increased 26.5%, from €6.9 billion in 2020 to €8.7 billion in 2021. Refer to the Business and financial review for a discussion of significant factors that impacted cost of sales in 2021, as compared to 2020.
2020 vs 2019
Refer to Other Information – Other Group information – Operations review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.
Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2021	2020
	€ million	€ million
Selling and distribution expenses	2,496	1,939
Administrative expenses	1,074	983
Total	3,570	2,922
On a reported basis, total operating expenses increased by 22.0% from €2.9 billion in 2020 to €3.6 billion in 2021, reflecting the inclusion of API.
Selling and distribution expenses increased by €557 million, or 29.0%, versus 2020, primarily driven by newly acquired API operations and an increase in variable expenses such as logistic costs due to higher volumes, partially offset by a continued focus on discretionary spend optimisation in areas such as trade marketing expenses, travel and meetings.
Administrative expenses increased by €91 million, or 9.5%, versus 2020, mainly reflecting the continuation of restructuring activity related to the Accelerate Competitiveness programme and costs associated with the acquisition and integration of CCL.
2020 vs 2019
Refer to Other Information – Other Group information – Operations review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.
Finance costs, net
Finance costs, net totalled €129 million and €111 million in 2021 and 2020, respectively. The following table summarises the primary items impacting our interest expense during the periods presented:

	2021	2020
Average outstanding debt balance (€ million)	11,428	6,978
Weighted average cost of debt during the year	1.2%	1.4%
Fixed rate debt (% of portfolio)	95%	95%
Floating rate debt (% of portfolio)	5%	5%
Non-operating items
Non-operating items represented an expense of €5 million in 2021 and an expense of €7 million in 2020. Non-operating expenses include remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions. Non-operating items also include the Group’s share of the profit or loss after tax of equity accounted investments.
Tax expense
In 2021, our reported effective tax rate was 28.5%. This includes a €127 million deferred tax expense due to the enactment of corporate income tax increases in the UK and the Netherlands as well as an enacted law change in Indonesia which held its statutory income tax rate, reversing a previously enacted rate reduction.
In 2020, our reported effective tax rate was 28.3%. This includes a €43 million deferred tax expense due to the enactment of corporate income tax rate increases in the UK and the Netherlands. These increases reverse previously enacted rate reductions.

213	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Cash flow and liquidity review
Liquidity and capital resources
Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt and equity securities and bank borrowings. Based on information currently available, we do not believe we are at significant risk of default by our counterparties.
The Group satisfies seasonal working capital needs and other financing requirements with operating cash flow, cash on hand, short-term borrowings and a line of credit. In May 2021, and in connection with financing the Acquisition, the Group received net proceeds from new borrowings in the period of €4,877 million issuing the following bonds: €800 million 0% Notes due 2025, €700 million 0.5% Notes due 2029, €1,000 million 0.875% Notes due 2033, €750 million 1.5% Notes due 2041 and $850 million 0.5% Notes due 2023, $650 million 0.8% Notes due 2024, $500 million 1.5% Notes due 2027. At 31 December 2021, the Group had €1,216 million in third party debt maturities in the next 12 months, €286 million of which was in the form of short-term commercial paper and overdraft, €700 million in the form of euro denominated notes and €230 million of Australian dollar denominated notes. In addition to using operating cash flow and cash in hand, the Group may repay its short-term obligations by issuing more debt, which may take the form of commercial paper and/or longer-term debt. Further details regarding the level of borrowings at the year end are provided in Note 14 of the consolidated financial statements.
In line with our commitments to deliver long-term value to shareholders, in November 2021 the Board declared a full year dividend of €1.40 per Share, maintaining a dividend payout ratio of approximately 50%. For the year ended 31 December 2021, dividend payments totalled €638 million.
On 23 March 2020, in response to COVID-19, the Board took the decision to suspend the share buyback programme. No shares were repurchased in 2021.
Credit ratings and covenants
The Group’s credit ratings are periodically reviewed by rating agencies. The ratings outlook from Moody’s and Fitch is stable and continue to be investment-grade as at end of 2021. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities of TCCC, and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of cash flow activities
2021
During 2021, our primary sources of cash included: (1) €2,117 million from operating activities, net of cash payments related to restructuring programmes of €205 million and contributions to our defined benefit pension plans of €39 million; and (2) proceeds of €5.2 billion from the issuance of debt for acquisition purposes.
Our primary uses of cash were: (1) acquisition of CCL, net of cash acquired, of €5.4 billion (2) repayments on borrowings of €950 million, repayments of principal on lease obligations of €139 million (refer to Financing activities below) and net interest payments of €97 million; (3) dividend payments of €638 million; and (4) spend on property, plant and equipment of €349 million and software of €97 million.
2020
During 2020, our primary sources of cash included: (1) €1,490 million from operating activities, net of cash payments related to restructuring programmes of €205 million and contributions to our defined benefit pension plans of €52 million; and (2) proceeds of €1.6 billion from the issuance of €600 million 1.75% notes due in 2026, €250 million 1.5% notes due in 2027 and €750 million 0.2% notes due in 2028.
Our primary uses of cash were: (1) repayments on borrowings of €790 million, repayments of principal on lease obligations of €116 million (refer to Financing activities below) and net interest payments of €91 million; (2) dividend payments of €386 million; (3) purchases of Shares under our share buyback programme of €129 million; and (4) spend on property, plant and equipment of €348 million and software of €60 million.
The discussion of our 2019 cash flow activities has not been included as this can be found under Other Information – Other Group information – Cash flow and liquidity review of the 2019 Annual Report on Form 20-F, filed on 16 March 2020.
Operating activities
2021 vs 2020
Our cash derived from operating activities totalled €2,117 million in 2021 versus €1,490 million in 2020. This increase was primarily due to the inclusion of API and continued recovery from COVID-19.
2020 vs 2019
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.
Investing activities
2021 vs 2020
During 2021, we paid €5.4 billion for the acquisition of CCL, net of cash acquired. Net proceeds from settlement of our short term investments were €198 million.
Capital asset investments represent a primary use of cash for our investing activities. The following table summarises the capital investments for the periods presented:

	2021	2020
	€ million	€ million
Supply chain infrastructure	267	283
Cold drink equipment	76	57
Fleet and other	6	8
Total capital asset investments	349	348
Investments in supply chain infrastructure relate to investments in our manufacturing and distribution facilities. In addition, during 2021 the Group spent €97 million (2020: €60 million) on capitalised development activity, primarily in relation to the continuation of our business capability programme.

214	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
During 2022, we expect our capital expenditures to be invested in similar categories as those listed in the table above. Whilst the level of capital expenditure is uncertain, we expect our operating cash flow, cash in hand and available short-term capital resources will be sufficient to fund future capital expenditures.
2020 vs 2019
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.
Financing activities
2021 vs 2020
Our net cash used in financing activities totalled €3,289 million in 2021, versus €100 million in 2020.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of debt	Maturity date	Rate	2021	2020
€800 million notes	September 2025	—%	797	—
€700 million notes	September 2029	0.50%	693	—
€1,000 million notes	May 2033	0.88%	990	—
€750 million notes	May 2041	1.50%	745	—
$850 million notes	May 2023	0.50%	702	—
$650 million notes	May 2024	0.80%	537	—
$500 million notes	January 2027	1.50%	413	—
€600 million notes	March 2026	1.75%	—	600
€250 million notes	November 2027	1.50%	—	250
€750 million notes	December 2028	0.20%	—	750
Total issuances of debt, less short-term borrowings, net of issuance costs			4,877	1,600
Net issuances of short-term borrowings	—	(A)	276	—
Total issuances of debt, net			5,153	1,600

Payments on debt	Maturity date	Rate	2021	2020
€350 million	November 2021	floating	(350)	—
$300 million	September 2021	4.5%	(174)	—
$250 million	August 2021	3.3%	(223)	—
A$100 million	May 2021	4.6%	(65)	—
A$45 million	July 2021	6.7%	(30)	—
JPY3 billion	August 2021	2.5%	(24)	—
A$100 million	August 2021	4.3%	(65)	—
A$30 million	September 2021	6.0%	(19)	—
$525 million	September 2020	3.5%	—	(470)
$250 million	August 2021	3.3%	—	(52)
$300 million	September 2021	4.5%	—	(47)
Lease obligations	—	—	(139)	(116)
Repayments on third-part borrowings, less short-term borrowings			(1,089)	(685)
Net payments of short-term borrowings	—	(A)	—	(221)
Total payments on debt			(1,089)	(906)
(A)These amounts represent short-term euro commercial paper with varying interest rates.
Our financing activities during 2021 included dividend payments totalling €638 million, based on a dividend rate of €1.40 per Share. In 2020, dividend payments totalled €386 million.
There were no payments under the share buyback programme in 2021. This compares to total payments of €129 million relating to Shares that were repurchased in 2020.
There were no drawdowns from our credit facility in 2021 and the facility was undrawn at 31 December 2021. During March 2020, €400 million was drawn against our credit facility, of which €300 million was repaid during March 2020 and €100 million was repaid during April 2020. No other amounts were drawn under this facility during 2020 and the facility was undrawn at 31 December 2020.
Lease obligations
During the year ended 31 December 2021 and 31 December 2020, total cash outflows from payments of principal on lease obligations were €139 million and €116 million, respectively.
2020 vs 2019
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.

215	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Raw materials
CCEP purchases concentrates and syrups from TCCC and other franchisors to manufacture products. In addition, the Group purchases sweeteners, juices, coffee, mineral waters, finished product, carbon dioxide, fuel, pallets, ocean freight, haulage, virgin and recycled PET (plastic) preforms, glass, aluminium and plastic bottles, aluminium and steel cans, pouches, closures, post-mix and packaging materials. The Group generally purchases raw materials, other than concentrates, syrups and mineral waters, from multiple suppliers. The product licensing and bottling agreements with TCCC and agreements with some of our other franchisors provide that all authorised containers, closures, cases, cartons and other packages, and labels for their products must be purchased from manufacturers approved by the respective franchisor. The principal sweetener we use is sugar derived from sugar beets in Europe and sugar cane in API. Our sugar purchases are made from multiple suppliers. The Group does not separately purchase low-calorie sweeteners because sweeteners for low-calorie beverage products are contained in the concentrates or syrups we purchase.
The Group produces most of its plastic bottle requirements within the production facilities, half from using preforms purchased from multiple suppliers and the remainder from self-manufactured preforms. The Group believes the self-manufacture of certain packages serves to ensure supply and to reduce or manage costs. The Group manages its continuity of materials and supplies closely, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.

Contractual obligations
The following table reflects the Group's contractual obligations as at 31 December 2021:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings and interest obligations(A)	13,599	1,369	2,551	2,274	7,405
Lease obligations(B)	699	156	206	109	228
Purchase agreements(C)	249	167	59	6	17
	14,547	1,692	2,816	2,389	7,650
(A)These amounts represent the Group’s scheduled debt maturities and estimated interest payments related to the Group’s long-term debt obligations, excluding leases. Refer to Note 14 of the consolidated financial statements for further details about the borrowings of CCEP. Interest on fixed rate debt has been calculated based on applicable rates and payment dates. Interest on variable rate debt has been calculated using the forward interest rate curve. Refer to Note 26 of the consolidated financial statements for further details about financial risk management within CCEP.
(B)These amounts represent the Group’s minimum lease payments (including amounts representing interest), obligations related to lease agreements committed to but not yet commenced and lease payments due under non-cancellable short-term or low value lease agreements.
(C)    These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €94 million as at 31 December 2021. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time. These are excluded from the table above. The Group expects that the net cash flows generated from operating activities will be able to meet these liabilities as they fall due.

The above table does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in Note 26 of the consolidated financial statements. Furthermore, the exact timing of our tax provisions is not certain and these have been excluded from the above table. Refer to Note 21 of the consolidated financial statements for further information.
The above table also does not reflect employee benefit liabilities of €148 million, which include current liabilities of €10 million and non-current liabilities of €138 million as at 31 December 2021. Refer to Note 16 of the consolidated financial statements for further information.

216	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
Properties
The Group’s principal properties include production facilities, distribution and logistics centres, shared service centres, business unit headquarter offices and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2021:

	Great Britain	France	Belgium/ Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	1	—	—	—	—	—	2	1	—	4
Owned	4	5	3	1	1	1	14	10	2	41
Total	5	5	3	1	1	1	16	11	2	45
Distribution and logistics facilities
Leased	1	—	2	—	—	—	12	3	—	18
Owned	—	—	—	—	—	—	7	4	—	11
Total	1	—	2	—	—	—	19	7	—	29
Corporate offices and business unit headquarters
Leased	2	1	1	1	—	—	1	3	—	9
Owned	—	—	—	—	—	—	—	—	—	—
Total	2	1	1	1	—	—	1	3	—	9

	Australia	New Zealand and Pacific Islands	Indonesia and Papua New Guinea	Total
Production facilities(A)(B)
Leased	10	5	—	15
Owned	3	7	11	21
Total	13	12	11	36
Distribution and logistics facilities
Leased	9	4	9	22
Owned	2	—	3	5
Total	11	4	12	27
Corporate offices and business unit headquarters
Leased	1	1	1	3
Owned	—	—	—	—
Total	1	1	1	3
(A)All production facilities are a combination of production and warehouse facilities.
(B)Production facilities include NARTD, alcoholic beverage and other manufacturing sites.

217	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Other Group information
CONTINUED
The Group uses two shared service centres, both located in Bulgaria.
The Group’s principal properties cover approximately 5.8 million square metres in the aggregate of which 0.9 million square metres is leased and 4.9 million square metres is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2021, the Group operated approximately 13 thousand vehicles of various types, the majority of which are leased. The Group also owned approximately 1.6 million pieces of cold drink equipment, principally coolers and vending machines.
Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e) under the Exchange Act, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US SEC’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at 31 December 2021. Based on that evaluation, the Group’s CEO and CFO have concluded that the Group’s disclosure controls and procedures were effective.
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
The Group has excluded Coca-Cola Amatil Ltd, which was acquired in May 2021, from its evaluation of the effectiveness of the Company’s internal control over financial reporting as at 31 December 2021. The Group has included the financial results of Coca-Cola Amatil Ltd in the consolidated financial statements from the date of the Acquisition. Coca-Cola Amatil Ltd constituted 33.8% and 6.4% of total assets and net assets, respectively, as at 31 December 2021 and 15.8% and 14.2% of revenues and net income, respectively, for the year then ended. Under guidelines established by the U.S. Securities and Exchange Commission, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred.
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2021, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2021 was effective. Ernst & Young LLP (EY), the Group’s independent registered public accounting firm, has issued a report on the Group’s internal control over financial reporting as at 31 December 2021, which is set out on page 128.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2021 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Principal accountants’ fees and services
The Audit Committee has established policies and procedures for the engagement of the independent registered public accounting firm, Ernst & Young LLP (Auditor Firm ID: 1438), to render audit and certain assurance and tax services. The policies provide for pre-approval by the Audit Committee of specifically defined audit, audit-related, tax and other services that are not prohibited by regulatory or other professional requirements. EY is engaged for these services when its expertise and experience of CCEP are important. Most of this work is of an audit nature.
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
The Audit Committee evaluates the performance of the auditor each year. The Committee keeps under review the scope and results of audit work and the independence and objectivity of the auditor. External regulation and CCEP policy requires the auditor to rotate its lead audit partner every five years. See the Audit Committee Chairman’s Letter for further information regarding the rotation of the lead audit partner in 2021. The audit fees payable to EY are reviewed by the Committee for cost effectiveness each year. Details of fees for services provided by the auditor are provided in Note 18 of the consolidated financial statements.

218	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Form 20-F table of cross references

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	B - Capitalization and indebtedness	n/a
	C - Reasons for the offer and use of proceeds	n/a
	D - Risk factors	195-202
Item 4	Information on the Company
	A - History and development of the company	134, 203-204, 226
	B - Business overview	8-11, 50-63, 138-140, 144-146, 178-183, 197, 207, 215
	C - Organizational structure	178-183
	D - Property, plants and equipment	144-146
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A - Operating results	52-63, 212-217
	B - Liquidity and capital resources	56-57, 213-214
	C - Research and development, patents and licences, etc	110
	D - Trend information	50-63
	E - Critical Accounting Estimates	n/a
	G - Safe harbor	227
Item 6	Directors, Senior Management and Employees
	A - Directors and senior management	67-71, 203
	B - Compensation	92-107, 156-160, 166
	C - Board practices	66-81, 86-91, 92-107, 203
	D - Employees	37-39, 163, 203
	E - Share ownership	39, 103-104, 203
Item 7	Major Shareholders and Related Party Transactions
	A - Major shareholders	109
	B - Related party transactions	164-166
	C - Interests of experts and counsel	n/a

Page
Item 8	Financial Information
	A - Consolidated Statements and Other Financial Information	58, 125-183, 208, 211-217
	B - Significant Changes	177
Item 9	The Offer and Listing
	A - Offer and listing details	n/a
	B - Plan of distribution	n/a
	C - Markets	204
	D - Selling shareholders	n/a
	E - Dilution	n/a
	F - Expenses of the issue	n/a
Item 10	Additional Information
	A - Share capital	204-206
	B - Memorandum and articles of association	208
	C - Material contracts	208
	D - Exchange controls	208
	E - Taxation	208-210
	F - Dividends and paying agents	n/a
	G - Statement by experts	n/a
	H - Documents on display	208
	I - Subsidiary Information	178-183
Item 11	Quantitative and Qualitative Disclosures about Market Risk	175-176
Item 12	Description of Securities Other than Equity Securities
	A - Debt Securities	n/a
	B - Warrants and Rights	n/a
	C - Other Securities	n/a
	D - American Depository Shares	n/a

219	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Form 20-F table of cross references
CONTINUED

Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	128, 217
Item 16A	Audit Committee Financial Expert	75, 87
Item 16B	Code of Ethics	75-76
Item 16C	Principal Accountant Fees and Services	163, 217
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	109, 205
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	75-76
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Part III
Item 17	Financial Statements	129-133
Item 18	Financial Statements	n/a
Item 19	Exhibits	220

220	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Exhibits
The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov.

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 99.1 to CCEP’s Form 6-K filed with the SEC on May 30, 2019).
Exhibit 2	Description of rights attached to each class of CCEP securities registered under Section 12 of the Exchange Act as at 31 December 2021.
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

Exhibit 8	List of Subsidiaries of the Company (included in Note 28 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell
Exhibit 12.2	Rule 13a-14(a) Certification of Nik Jhangiani
Exhibit 13	Rule 13a-14(b) Certifications
Exhibit 15.1	Consent of Ernst & Young LLP, UK
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
The total amount of long-term debt securities issued by the Company or any subsidiary under any one instrument which requires filing consolidated or unconsolidated financial statements does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any long-term debt security instrument which requires filing consolidated or unconsolidated financial statements to the SEC on request.

221	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Coca-Cola Europacific Partners plc

/s/ Damian Gammell
Damian Gammell
Chief Executive Officer
15 March 2022

222	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Glossary
Unless the context otherwise requires, the following terms have the meanings shown below.

2010 Plan	CCE 2010 Incentive Award Plan
Accelerate Competitiveness	proposals announced in October 2020 aimed at reshaping CCEP using technology enabled solutions to improve productivity and include the closure of certain production sites in Germany and Iberia
Admission	the date of the Company’s admission to the UK market (28 May 2016)
AGM	Annual General Meeting
API	Australia, Pacific and Indonesia region incorporating Coca-Cola Amatil Limited and its subsidiaries
APPP	Accelerate Profit Performance Plan
ARR	Annual report on remuneration
Articles	Articles of Association of Coca-Cola Europacific Partners plc
ATC	Affiliated Transaction Committee
B2B	business to business
BCP	business continuity planning
BCR	business continuity and resilience
BEIS	UK Department for Business, Environment and Industrial Strategy
BIA	business impact analysis
Board	Board of Directors of Coca-Cola Europacific Partners plc
BPF	Business Performance Factor
Brexit	the departure of the UK from the EU
BU	a business unit of the Group
Capex	capital expenditure
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEG or Coca-Cola Erfrischungsgetränke	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)
CCEP or the Group	Coca-Cola Europacific Partners plc (registered in England and Wales number 9717350) and its subsidiaries and subsidiary undertakings from time to time
CCEP LTIP	CCEP Long-Term Incentive Plan 2016
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)

CCL	Coca-Cola Amatil Limited
CDE	cold drink equipment
CDP	Climate Disclosure Project, formerly known as the Carbon Disclosure Project
CEO	Chief Executive Officer (of Coca-Cola Europacific Partners plc)
CFO	Chief Financial Officer (of Coca-Cola Europacific Partners plc)
CIO	Chief Information Officer (of Coca-Cola Europacific Partners plc)
CGU	cash generating unit
Chairman	the Chairman of Coca-Cola Europacific Partners plc
Cobega	Cobega, S.A.
Coca-Cola system	comprises The Coca-Cola Company and around 225 bottling partners worldwide
CoC	Code of Conduct
CODM	chief operating decision maker
Committee(s)	the five committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Corporate Social Responsibility and Affiliated Transaction Committees
Committee Chairman/Chairmen	the Chairman/Chairmen of the Committee(s)
Committee member(s)	member(s) of the Committees
Companies Act	the UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola Europacific Partners plc
Company Secretary	Company Secretary (of Coca-Cola Europacific Partners plc)
COP 21	the 21st Conference of the Parties to the United Nations Framework Convention on Climate Change,
COP 26	the 26th Conference of the Parties to the United Nations Framework Convention on Climate Change,
COVID-19 (also coronavirus and pandemic)	the Coronavirus-19 pandemic, from March 2020 through all of 2021 and into 2022.
CSR	Corporate Social Responsibility
Deloitte	Deloitte LLP
Director(s)	a (the) director(s) of Coca-Cola Europacific Partners plc
DNV GL	international accredited registrar and classification society

223	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Glossary
CONTINUED

DRS	deposit return scheme(s)
DTC	Depository Trust Company
DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EBITDA	earnings before interest, tax, depreciation and amortisation
EEA	European Economic Area
EAP	Employee Assistance Programme
EIR	effective interest rate
EPS	earnings per share
ERA	enterprise risk assessment
ERM	enterprise risk management
EY	Ernst & Young LLP
ESP	GB Employee Share Plan
EU	European Union
European Refreshments or ER	European Refreshments Unlimited Company, a wholly-owned subsidiary of TCCC
Exchange Act	the US Securities Exchange Act of 1934
Executive Leadership Team or ELT	the CEO and his direct senior leadership reports
E&C	ethics and compliance
FAWVA	facility water vulnerability assessment
FCPA	US Foreign Corrupt Practices Act of 1977
FIFO	first-in, first-out method
FMCG	fast moving consumer goods
FPI	foreign private issuer, a term that applies to a company under the rules of the Nasdaq Stock Exchange that is not a domestic US company
FRC	the Financial Reporting Council
FTSE4Good	a series of ethical investment stock market indices launched in 2001 by the FTSE Group

GAAP	Generally Accepted Accounting Principles
GB Scheme	the Great Britain defined benefit pension plan
GMs	General Managers of Coca-Cola Europacific Partners plc
GHG	greenhouse gas
GHG Protocol or WRI/WBCSD GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains
Group or CCEP	Coca-Cola Europacific Partners plc and its subsidiaries and subsidiary undertakings from time to time
HMRC	Her Majesty’s Revenue and Customs, the UK’s tax authority
HoReCa	hotels, restaurant and cafes
HR	human resources
I&D	inclusion and diversity
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IAS Regulations	International Accounting Standards (IAS) Regulations relate to the harmonisation of the financial information presented by issuers of securities in the European Union
IBR	incremental borrowing rate
IEA	International Energy Agency
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INEDs	Independent Non-executive Directors of Coca-Cola Europacific Partners plc
IPF	Individual Performance Factor
IRC	the US Internal Revenue Code of 1986, as amended
IRS	US Internal Revenue Service
ISAE 3000	International Standard on Assurance Engagements 3000
ISO	International Organization for Standardisation
IT	information technology

224	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Glossary
CONTINUED

KPI	key performance indicator
LGBT+	pertaining collectively to people who identify as lesbian, gay, bisexual, or transgender, and to people with gender expressions outside traditional norms, including nonbinary, intersex, and other queer people (and those questioning their gender identity or sexual orientation), along with their allies
Listing Rules or LRs	the Listing Rules of the UK Financial Conduct Authority
LSE	London Stock Exchange
LTI	long-term incentive
LTIP	Long-Term Incentive Plan
M&A	merger and acquisition(s)
Merger	the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke GmbH
NARTD	non-alcoholic ready to drink
Nasdaq	The Nasdaq Stock Market
Nasdaq Rules	the corporate governance rules of Nasdaq
NEDs	Non-executive Directors of Coca-Cola Europacific Partners plc
NGO	non-governmental organisation
NYSE	New York Stock Exchange
OCI	other comprehensive income
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
Official List
the Official List is the list maintained by the Financial Conduct Authority of securities issued by companies for the purpose of those securities being traded on a UK regulated market such as London Stock Exchange

Olive Partners	Olive Partners, S.A.
Opex	operating expenditure
Parent Company or Company	Coca-Cola Europacific Partners plc
Paris Agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference

Partnership	the partnership agreement entered into between the Group, the GB Scheme and CCEP Scottish Limited Partnership to support a long-term funding arrangement
Pension Plan 1 and Pension Plan 2	the Germany defined benefit pension plans
PET	polyethylene terephthalate
PFIC	passive foreign investment company
PR	public relations
PRN	Packaging Recovery Notes
PSU	performance share unit
Remuneration policy	the remuneration policy as approved by shareholders at the Company’s AGM held on 22 June 2017
rPET	recycled PET
RTD	ready to drink
ROIC	return on invested capital
ROU	right of use
RSU	restricted stock unit
SAGP	Sustainable Agriculture Guiding Principles
SBTi	Science Based Targets initiative
SDRT	stamp duty reserve tax
SDG	UN Sustainable Development Goals
SEC	Securities and Exchange Commission of the US
SGP	Supplier Guiding Principles
Shareholders’ Agreement	the shareholders’ agreement dated 28 May 2016 between Coca-Cola European Partners plc and Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. KG
Shares	ordinary shares of €0.01 each of Coca-Cola Europacific Partners plc
SID	Senior Independent Director
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002

225	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Glossary
CONTINUED

S&P	Standard & Poor’s
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges
SPO	Sustainable Packaging Office
SVA	source water vulnerability assessment
TCA	EU-UK Trade and Cooperation Agreement
TCCC	The Coca-Cola Company
TCFD	Task Force on Climate-related Financial Disclosures
the Acquisition	under the binding offer made in November 2020, revised in February 2021, acquiring the entire issued share capital of Coca-Cola Amatil Limited from The Coca-Cola Company, under the terms of a Co-operation and Sale Deed, and from shareholders other than The Coca-Cola Company, effected by means of a scheme of arrangement
TSR	total shareholder return
UK Accounting Standards	Financial Reporting Standards issued by the Accounting Standards Board
UKBA	UK Bribery Act 2010
UKCGC	UK Corporate Governance Code 2018
UNESDA	Union of European Soft Drinks Associations
UN OHCHR	United Nations Office of the High Commission on Human Rights
unit case	approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit
VAT	value added tax
WEEE	EU Directive on Waste Electrical and Electronic Equipment
WMP	water management plan
WRI/WBCSD GHG Protocol or GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains

226	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Useful addresses

Registered office
Coca-Cola Europacific Partners plc Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 9717350 +44 (0)1895 231313
Share registration
US shareholders:	Shareholders in Europe and outside the US:
Computershare 462 South 4th Street Suite 1600 Louisville KY 40202 1-800-418-4223	Computershare The Pavilions Bridgwater Road Bristol BS99 6ZZ +44 (0)370 702 0003
Report ordering
Shareholders who would like a paper copy of the Integrated Report, which will be despatched from around 14 April 2022, can make their request by post to the Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via www.cocacolaep.com/financial-reports-and-results/integrated-reports or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639.
Agent for service of process in the US
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

227	Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc I 2021 Integrated Report and Form 20-F
Forward looking statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together CCL or API) completed on 10 May 2021 (the Acquisition). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:
1. those set forth in the “Risk Factors” section of this 2021 Annual Report on Form 20-F, including the statements under the following headings: Geodemographic (such as the adverse impacts that war and terrorism, COVID-19 and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products); Packaging (such as refillables and recycled plastics); Cyber and social engineering attacks and IT infrastructure (including third parties); Economic and political conditions (such as increased volatility, inflation, energy and commodity costs, the UK’s exit from the EU, the EU-UK Trade and Cooperation Agreement, and uncertainty about the future relationship between the UK and EU); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Legal, regulatory and tax (such as the development of regulations regarding packaging, taxes and deposit return schemes); Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Perceived health impact of our beverages and ingredients, and changing consumer buying trends (such as sugar alternatives and other ingredients); Competitiveness, business transformation and integration; People and wellbeing; Relationship with TCCC and other franchisors; Product quality; and Other risks;
2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports; and
3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to API or the Acquisition could prove to be inaccurate; burdensome conditions imposed in connection with any regulatory approvals; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees as a result of the Acquisition or during integration of the businesses and disruptions resulting from the Acquisition, making it more difficult to maintain business relationships; the potential for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) litigation related to the Acquisition.

The full extent to which COVID-19 will negatively affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.
Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, market share, tax rate, efficiency savings, achievement of sustainability goals and the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

Registered office Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 09717350 www.cocacolaep.com