Form 20-F
period 2022-12-31
COCA-COLA EUROPACIFIC PARTNERS plc
filed 2023-03-17
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____

Commission file number 1-37791

COCA-COLA EUROPACIFIC PARTNERS PLC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
England and Wales
(Jurisdiction of incorporation or organization)
Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive offices)
Contact
Clare Wardle, General Counsel & Company Secretary, +44 (0)1895 231 313, secretariat@ccep.com, Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Ordinary Shares, nominal value €0.01 each	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 457,106,453 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

We are going further together by combining the strength and scale of our large multinational business with an expert, local knowledge of the customers we serve and communities we support. Our success is built on three pillars: great people, great service and great beverages. All done sustainably. None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2022 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, are incorporated by reference in the Form 20-F. Coca-Cola Europacific Partners plc Registered in England & Wales, Company number 09717350 In this year’s report Strategic Report 1 2 5 6 8 10 14 18 20 21 26 28 38 42 46 49 53 56 58 64 72 73 74 Who we are Our portfolio Our operations Our business model Performance indicators Chairman and CEO in conversation Our stakeholders Section 172(1) statement from the Directors Our market drivers Our strategy Taking action on sustainability Task Force on Climate-related Financial Disclosures (TCFD) Forward on climate Forward on packaging Forward on water Forward on supply chain Forward on drinks Forward on society – communities Forward on society – people Principal risks Viability statement Non-financial and sustainability information statement Business and financial review Governance and Directors’ Report 87 88 89 94 97 108 109 111 112 117 118 119 119 121 122 130 141 144 Chairman’s introduction Board of Directors Directors’ biographies Senior management Corporate governance report Nomination Committee Chairman’s letter Nomination Committee report Audit Committee Chairman’s letter Audit Committee report ESG Committee Chairman’s letter ESG Committee report Directors’ remuneration report Statement from the Remuneration Committee Chairman Remuneration at a glance Remuneration policy Annual report on remuneration Directors’ report Directors’ responsibilities statement Financial Statements 146 160 165 213 217 Independent auditor’s reports Consolidated financial statements Notes to the consolidated financial statements Company financial statements Notes to the Company financial statements O Other Information 223 230 245 247 248 249 253 257 258 Risk factors Other Group information Form 20-F table of cross references Exhibits Signatures Sustainability key performance data summary Glossary Useful addresses Forward-looking statements Visit our online Integrated Report at cocacolaep.com/investors/financial- reports-and-results/latest-integrated- report

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies – making, moving and selling some of the world’s most loved brands. We serve the world’s best brands to millions of people, businesses and communities every day. Everything we do is built on three strategic pillars: great people, great service and great beverages. Done sustainably, for a better shared future. And our success is defined by the passion, hard work and commitment of the 33,000 people who work here at Coca-Cola Europacific Partners (CCEP). Revenue €17.3bn Europe €13.5bn API €3.8bn Comparable operating profit(A) €2.1bn Europe €1,670m API €468m Adjusted free cash flow(A) €1.8bn Packaging 48.5% % of PET used that is recycled PET (rPET) Climate 9.4% Absolute reduction in total value chain GHG emissions (Scope 1, 2, 3) since 2019(B) Read more about our financial and sustainability performance indicators on pages 8-9 (A) Comparable operating profit and adjusted free cash flow are non-GAAP performance measures. Refer to ‘Note regarding the presentation of pro forma financial information and alternative performance measures’ on pages 74-75 for the definition of our non- GAAP performance measures and to pages 75-85 for a reconciliation of reported to comparable and reported to adjusted results. Adjusted free cash flow excludes cash proceeds related to historical VAT dispute refund in Spain. (B) The Acquisition of API completed on 10 May 2021. GHG metric is calculated on a full year pro forma basis for 2019 baseline to allow for better period over period comparability. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 1 Who we are

We work with our partners to offer consumers a wide range of quality drinks for every taste and occasion. We continue to expand our portfolio by growing our core brands, while launching and scaling new products in categories like alcohol and coffee. Our frontline sales force deliver execution and activation of our brands to support and create value for our customers throughout the year. We are reducing the environmental impact of our manufacturing, distribution and packaging, as well as delivering on our commitment to reduce sugar across our portfolio and offering more no or low-calorie drinks. 2022 volume by brand category 1 2 3 4 1 Coca-Cola 58.5% 2 Flavours, mixers and energy 26.0% 3 RTD tea, coffee, juices and other 8.0% 4 Hydration 7.5% Coca-Cola® Our Coca-Cola brands come in a range of flavours and a great choice of packs, with or without sugar. See our portfolio cocacolaep.com/about-us/products More flavours and innovation In 2022, we provided even more flavour extensions and innovation with a number of limited editions including Coca-Cola Intergalactic; Marshmello’s Limited Edition Coca-Cola; and Coca-Cola Dreamworld. World-renowned supermodel Kate Moss was named as Diet Coke’s Creative Director, revealing the highly anticipated creative partnership – Diet Coke by Kate Moss, ‘Love What You Love’ – celebrating 40 years of Diet Coke and delivering exciting activation. 2022 key product Coca-Cola Zero Sugar continued to perform in 2022 and saw volume growth of +10.0% We also marked the FIFA World Cup 2022 with promotions, limited edition pack designs and in store displays across our channels. This activity focused on attracting consumers and engaging fans across our markets. We ended the year with engaging Christmas campaigns and promotions to mark the holiday season, which is an important selling moment for CCEP. 2022 volume performance by category Coca-Cola trademark +8.0% Flavours, mixers and energy +11.5% Hydration +16.0% RTD tea, RTD coffee, juices and other +7.0% All references to volumes are on a pro forma comparable basis. All changes are versus 2021 equivalent period unless stated otherwise. Non-GAAP performance measure. Refer to ‘Note regarding the presentation of pro forma financial information and alternative performance measures’ on pages 74-75 for the definition of our non-GAAP performance measures and to pages 75-85 for a reconciliation of reported to comparable results and reported to pro forma comparable results. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 2 Our portfolio Great brands, innovation and value for customers

Flavours, mixers and energy Our flavours, mixers and energy category is driving growth for our business and providing a range of great tasting drinks for consumers. New flavours, more no and low-calorie options, and engaging activation In partnership with Monster Energy, we launched the new Monster Reserve range with two new variants – White Pineapple and Watermelon – joining the traditional Monster energy range. Fanta continued to grow, as we launched new flavours, such as Fanta Raspberry, and the brand celebrated Halloween, supported by marketing, promotions and in store and online execution. For the first time Fanta Lemon, Fanta Fruit Twist Zero, Fanta Grape Zero, and Fanta Raspberry Zero were included in the brand’s Halloween activity. What The Fanta Zero Sugar returned with a new colour and mystery flavour. It was supported by on and off shelf execution. Sprite launched a major brand refresh along with its first ever global brand platform ‘Heat Happens’, to help provide a consistent consumer experience around the world. New Sprite Lemon+ launched, offering an extra hit of zesty lemon flavour, sharp fizz and a kick of caffeine, providing an enticing new option for consumers. 2022 energy volume Volume growth supported by solid distribution and exciting innovation including Juiced and Ultra flavour extensions from Monster. +18.5% RTD tea, coffee, juices and other Ready to drink (RTD) remains an important category for our business, with ongoing innovation, and quality brands introduced to new markets. Value share growth for Fuze Tea In 2022, Fuze Tea continued to be an important part of our portfolio, with further value share gains in Europe. In Indonesia, we introduced new Frestea Nusantara Original Jasmine Tea, an authentic home brewed tea. 2022 key product Fuze Tea saw solid volume growth in Europe +28.0% Hydration Category growth following restrictions lifting Our hydration category provides consumers with a range of beverage choices for any occasion – when on the move, at home or in the gym, for example. It includes waters, flavoured waters, functional waters and isotonic drinks. Water volumes were up 13.5% vs 2021 reflecting its exposure to immediate consumption across both channels, with the rebound of the away from home channel and increased mobility. Sports drinks volumes were up 23.0% and continue to be popular in both Europe and API. All references to volumes are on a pro forma comparable basis. All changes are versus 2021 equivalent period unless stated otherwise. Non-GAAP performance measure. Refer to ‘Note regarding the presentation of pro forma financial information and alternative performance measures’ on pages 74-75 for the definition of our non-GAAP performance measures and to pages 75-85 for a reconciliation of reported to comparable results and reported to pro forma comparable results. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 3 Our portfolio continued Great brands, innovation and value for customers

Going further on refillables CASE STUDY Refillable glass bottles Our strategy for prioritising returnable glass bottles (RGB) in the hotels, restaurants and caf&eacute;s (HoReCa) channel in France, now aligns with the approach we have established in Belgium, Germany, Luxembourg, the Netherlands and Spain. We are now offering all our brands in RGB in the HoReCa channel in France, using a deposit system. This major step forward replaces single use glass bottles with new bottles that can be refilled up to 25 times, saving energy and raw materials. This move will reduce our carbon footprint because a RGB can have GHG emissions three times lower than a single use glass bottle. The universal format also allows outlets and wholesalers to manage bottle returns easier. Packaging accounts for 38% of our total value chain emissions. This project is a significant milestone towards reducing the carbon footprint of our packaging. Highlights x25 refills ~160k outlets Our new RGB can be refilled up to 25 times. Approximately 160,000 hotels, restaurants and caf&eacute;s in France will now have the opportunity to receive all our beverages in RGB. Find out more at cocacolaep.com/annual-report/case-study/ refillable-glass-bottles Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 4

Remaining close to our customers, communities and stakeholders gives us unique knowledge of our markets, enabling us to provide great service and great beverages, sustainably. Our markets Location of our shared service centres Region Revenue by geography(A) Employees(B) Production facilities Europe Iberia (Spain, Portugal and Andorra) 17.5% 3,938 11 Germany 15.5% 6,591 16 Great Britain 18.0% 3,419 5 France and Monaco 12.0% 2,516 5 Belgium and Luxembourg 6.0% 2,116 3 Netherlands 4.0% 795 1 Norway 2.0% 558 1 Sweden 2.5% 740 1 Iceland 0.5% 176 2 Bulgaria(c) — 1,025 — Australia, Pacific and Indonesia (API) Australia 13.5% 3,621 13 New Zealand and Pacific Islands 4.0% 1,846 12 Indonesia and Papua New Guinea 4.5% 5,954 11 (A) Revenue shown is percentage of total reported revenue as at 31 December 2022. (B) Number shown is number of employees as at 31 December 2022. (C) Shared service centres. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 5 Our operations

From developing close relationships with TCCC and other franchisors and sourcing raw materials, to making and distributing great tasting drinks, our great people deliver great service, great beverages, done sustainably. Associated risks 1 2 3 4 5 6 7 Packaging Legal, regulatory and tax Business disruption Cyber, social engineering and IT Economic and political conditions Market Climate change and water 8 9 10 11 12 Perceived health impact of beverages & customer buying trends Business transformation & integration People and wellbeing Relationships with TCCC and other franchisors Product quality Read more about our risks and mitigations on pages 64-71 Great people Great service Great beverages Done sustainably Forward on climate Forward on packaging Forward on water Forward on supply chain Forward on drinks Forward on society For a better shared future Creating value and driving sustainable returns for all our stakeholders We partner We operate under bottler agreements with TCCC and other franchisors, and purchase the concentrates, beverage bases and syrups to make, sell and distribute packaged beverages to our customers and vending partners. Associated risks: 2 8 9 11 We recycle Although 99%(A) of our bottles and cans are recyclable, they don’t always end up being recycled. That needs to change. We’re determined to lead the way towards a circular economy for our packaging where, working with partners, we encourage packaging collection so that materials are recycled and reused. Associated risks: 1 2 7 (A) Europe only We source We use ingredients such as water, sugar, coffee, juices and syrup to make our drinks. We also rely on materials like glass, aluminium, PET, pulp and paper to produce packaging. On average in 2022, 85% of spend was with suppliers based in our countries of operation. Associated risks: 1 3 4 7 12 We sell Our nearly 12,500 strong commercial team works with a huge range of customers, ranging from small local shops, supermarkets and wholesalers to restaurants, bars and sports stadiums, so consumers can enjoy our great products. We also provide cold drink equipment (CDE) and supply vending machines. Associated risks: 2 3 4 5 6 8 10 We make Our production facilities make and bottle our wide range of drinks. Over 90% of the drinks we sell are produced in the country in which they are consumed. Associated risks: 3 4 7 9 10 12 We distribute We distribute our products to customers and vending partners directly, by working closely with logistics partners. Associated risks: 1 3 6 10 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 6 Our business model How we do what we do

Going further on simplification CASE STUDY Focusing on our core We continued to focus on our core brands across our broad pack offering which included the launch of a number of strategic initiatives, including as part of the API integration, to enable greater focus on non-alcoholic RTD (NARTD) and alcoholic RTD (ARTD). We significantly reduced the number of stock keeping units (SKUs) we produce and sell in Indonesia, prioritising sparkling and RTD tea for future growth. Our leadership team said: Peter West, API General Manager “Portfolio, and portfolio prioritisation, are key to driving category growth.” Damian Gammell, CEO “Simplifying the portfolio also enables us to run our production lines more efficiently, and ultimately to provide better customer service.” Find out more at cocacolaep.com/au/our-portfolio Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 7

Financial Revenue €17.3bn Revenue increased by 15.5% on a pro forma comparable and foreign exchange (FX) neutral basis. This was driven by a 9.5% increase in volume on a pro forma comparable basis, reflecting the solid recovery of the away from home (AFH) channel. In addition to fewer COVID-19 restrictions, the return of travel and tourism, and favourable weather in Europe also supported the recovery. Home occasion trends continued to increase, leading to resilient demand in the home channel, which contributed to the volume growth. Revenue per unit case increased by 6.0% on a pro forma comparable and FX neutral basis, reflecting positive pack and channel mix driven by the recovery of the AFH channel, promotional optimisation and favourable underlying price. Dynamic headline pricing strategies were implemented across our markets in response to unprecedented levels of inflation. Europe (€m) 2022 13,529 2021 11,584 API (€m) 2022 3,791 2021 3,235 Operating profit on a comparable basis €2.1bn Comparable operating profit increased by 12.5% on a pro forma comparable and FX neutral basis reflecting the strong revenue growth, as well as the benefit of ongoing efficiency programmes and discretionary spend optimisation. Inflationary pressures, particularly on commodities and gas and power, higher concentrate costs, driven by the strong revenue per unit case growth, and continued investment in our capabilities moderated the growth in comparable operating profit. Europe (€m) 2022 1,670 2021 1,500 API (€m) 2022 468 2021 386 Diluted earnings per share (EPS) on a comparable basis €3.39 Comparable diluted EPS increased by 13.0% on a pro forma comparable and FX neutral basis driven by the increase in comparable operating profit. Adjusted free cash flow €1.8bn Solid adjusted free cash flow generation of €1.8bn, reflecting strong trading performance, disciplined capital expenditure and working capital improvement initiatives. Return on invested capital (ROIC) (%) 9.1% ROIC increased by 112 basis points on a pro forma basis to 9.1% driven by the increase in comparable operating profit after tax, as we continued to focus on driving profitable revenue growth, and capital allocation. Comparable operating profit, comparable EPS, adjusted free cash flow and ROIC are non-GAAP performance measures. Comparative figures for API revenue and operating profit on a pro forma comparable basis. Refer to ‘Note regarding the presentation of pro forma financial information and alternative performance measures’ on pages 74-75 for the definition of our non-GAAP performance measures and pages 75-85 for a reconciliation of reported to comparable and FX neutral, reported to pro forma comparable and FX neutral, and reported to adjusted results. Adjusted free cash flow excludes cash proceeds related to historical VAT dispute refund in Spain. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 8 Performance indicators

Sustainability Safety Group: total incident rate Number per 100 full time equivalent employees 0.87 Our target Reduce our total incident rate (TIR) to below 1 by 2025 We are working towards world class safety standards and our Health, Safety and Mental Wellbeing policy is helping to ensure we are adopting best practices. Climate Group: percentage greenhouse gas (GHG) emissions reduction across our entire value chain versus 2019 9.4% Our target(A) Reduce emissions across our entire value chain by 30% by 2030 (versus 2019) At the end of 2022, we submitted the short-term target above and a long-term target to reach Net Zero by 2040 to the Science Based Targets initiative (SBTi) for their approval. Both are absolute GHG emissions reduction targets, covering Scope 1, 2 and 3 emissions across our value chain. Water Group: water replenished as a percentage of total sales volume 105.5% Our target Replenish 100% of water we use in our beverages Together with TCCC and The Coca-Cola Foundation (TCCF), we have set up several replenishment programmes across our territories in recent years. In 2022, we managed 21 water replenishment projects in Europe and 6 in API. Drinks Percentage sugar per litre reduction Europe(B) Target 10% reduction by 2025 (versus 2019) Australia(C) Target 25% reduction by 2025 (versus 2015) 2022 5.2% 2022 16.8% 2021 5.6% 2021 14.9% New Zealand(C) Target 20% reduction by 2025 (versus 2015) Indonesia(C) Target 35% reduction by 2025 (versus 2015) 2022 15.9% 2022 31.6% 2021 13.4% 2021 20.9% Our target Reduce sugar in our drinks Packaging Group: percentage of PET used that is rPET 48.5% Our target 50% recycled plastic in our PET bottles by 2023 (Europe) and 2025 (API) In 2021, we achieved our European target four years ahead of schedule(D). In 2022, we increased our use of recycled PET (rPET) again, reaching 56.3%. In API 26.9% of the plastic we used to make our PET bottles was rPET. Note: All sustainability metrics were subject to external independent limited assurance by DNV for the year ended 31 December 2022. For details and 2022 basis of preparation, see cocacolaep.com/sustainability/download-centre/ (A) New Group wide commitment. We expect SBTi to complete its review by the end of 2023.This is in addition to the ~30% absolute reduction already achieved between 2010 and 2019 in Europe. (B) Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include water or juice. (C) NARTD, including dairy. Does not include coffee, alcohol, beer or freestyle. (D) In 2019, we announced enhanced packaging targets for Europe, bringing forward the deadline to use at least 50% rPET from 2025 to 2023. Since 2021, our rPET use in Europe has been &gt;50%. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 9 Performance indicators continued

Left: Sol Daurella, Chairman Right: Damian Gammell, CEO Further together “We delivered great results in our first full year as Coca-Cola Europacific Partners, creating value for customers and shareholders as well as making great progress against our sustainability commitments.” Damian Gammell, CEO How did CCEP perform in 2022 and what are you most proud of in the year? Damian: There are many achievements to be proud of in 2022 but, as always, nothing would have been possible without our great people and so I would like to extend my sincere gratitude to everyone at CCEP for another year of incredible commitment and hard work. I am delighted with our financial performance in 2022, achieving strong top and bottom line growth, value share gains and an impressive level of free cash flow. Key to this was the continued recovery of the AFH channel, supported by the return of travel and tourism, a record Ramadan period, and resilient demand in the home channel. I am also extremely proud of the way we successfully navigated various supply chain challenges, ensuring our products were available on shelf and online, and maintaining our high levels of customer service. We also celebrated our first year as Coca-Cola Europacific Partners in May, and continued to make great progress against our sustainability commitments – both of which I’ll talk more about shortly. I am very proud that we shared in all of our successes with our retail customers, having delivered more revenue growth for them than any of our peers, highlighting the strength of our customer relationships. Sol: I am really proud of the progress we’ve made in making CCEP a great place to work. In our first full year as Coca-Cola Europacific Partners, we have already created a collaborative and inclusive culture. We’ve invested in our people, their safety and skills and are creating an environment where everyone can share their ideas and be empowered to collaborate, win together and grow. Through our close alignment with TCCC, and thanks to our experienced leadership team and Board, I am proud of our ability to deliver consistent value for our customers and shareholders, and to support our communities. What are your priorities and focus areas for CCEP in 2023? Damian: Despite the current dynamic macroeconomic and inflationary environment, we believe we are well placed for 2023 and beyond. We operate within robust and growing categories, with great brands, that our consumers love. We will continue to invest and innovate in these brands and their packaging, supporting a solid growth platform for our customers. We will also continue to actively manage our headline pricing and optimise our promotions through smart and digitally led revenue and margin growth management, giving us confidence as we navigate through uncertain times. And of course, our people and our sustainability commitments will continue to be key areas of focus. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 10 Chairman and CEO In conversation

Sol: As we continue to face a highly uncertain economic environment, it is clear we must sharpen our focus on driving profitable revenue growth and delivering best in class customer service. The strength of our brands, the great partnership with TCCC and our leading capabilities give me confidence that we will continue our consistent track record in 2023. What did you learn from the first year as Coca-Cola Europacific Partners? Damian: The more time I spend in our API region, the more excited I get about the opportunities ahead. The API business had a fantastic 2022, with revenue and profit ahead of 2019, and is moving ahead with its strategic priorities at pace. In Australia, we have already made good progress with the simplification of our portfolio and a reduction in promotions. We are sharing learnings and best practices in both directions in areas such as IT infrastructure and data analytics. There is so much to learn from the teams in Australia and New Zealand. They are really setting the benchmark for world class execution. And I’m even more excited about the transformation opportunity in Indonesia, with more focus on our core sparkling and tea categories allowing us to manage our supply chain more efficiently and deliver even better service to our customers across key calendar events like Ramadan. I am really pleased that in February 2023 we announced the purchase of TCCC’s 29.4% minority stake in our Indonesia business, increasing CCEP’s ownership to 100%. This now simplifies our ownership structure while demonstrating our commitment to the future of this market. “I am confident that we have the right strategy to deliver on our new ambitious mid-term targets.” Sol Daurella, Chairman Sol: I’ve been very fortunate to join Damian and the Board in visiting our API markets over the last year, and the growth potential of these regions is truly exciting. We have a strong track record of creating value in developed markets and we are applying these learnings to Australia and New Zealand, while we are already seeing great early results in Indonesia, one of the world’s more populous and attractive emerging markets. Our journey in these markets is really just beginning, but I’m very proud of everything we’ve achieved so far. What gave you the confidence to recently raise your mid-term growth objectives? Damian: Ultimately, we believe we can grow ahead of the category, led by our great brands and best in class capabilities; all underpinning our objective of ~4% revenue growth(A)(D) over the mid term. We expect our category to grow 3–4%(B) on average each year, with faster growth from API and in particular Indonesia, which creates an exciting opportunity for us. We will continue to invest in the capabilities and technology that our people need to win. This, alongside our ongoing focus on cost control and productivity efficiencies, should drive ~7% operating profit growth(A)(D) and an impressive annual free cash flow of ~€1.7 billion(C)(D) over the mid term. Sol: We’re striving for a bigger and bolder future by focusing on profitable organic revenue growth. We have a lot to do, but as we build on our current momentum, I am confident that we have the right strategy to deliver on our new ambitious mid-term targets. “Digital is a key enabler of growth for both CCEP and its customers.” Damian Gammell, CEO How is CCEP doing on its journey to becoming the world’s most digitised bottler? Damian: Digital is a key enabler of growth for both CCEP and its customers. Today, approximately 85% of our sales volume is captured digitally, and while we have built a strong foundation, we continue to learn and build the relevant capabilities to further optimise our digital footprint. We will continue to partner with our customers, leveraging our data and analytics tools, to optimise revenue growth opportunities, and we have been taking learnings from Australia and New Zealand in this area. We will continue to build out our digital commercial tools to enable our front line colleagues to better engage with and sell to our customers. We’ve been accelerating our business to business (B2B) platforms to make it even easier for our customers and wholesalers to do business with us. We have two winning portals – my.CCEP.com in Europe and Indonesia, and myCCA.com in Australia and New Zealand – collectively processing around €2 billion of revenue, up 50% versus 2021. We will continue to develop the existing functionality to drive ease of ordering, profitable basket growth and account management services. And through our Ventures programme we will continue to partner with eB2B platforms such as Kollex and StarStock to make it even easier for our customers to order our great products. (A) Comparable and FX neutral growth (B) Internal estimates based on Global Data 2023-2027 (C) Free cash flow after ~4-5% capital expenditure as a % of revenue, excluding payments of principal on lease obligations. (D) Non-GAAP performance measure. Refer to ‘Note regarding the presentation of pro forma financial information and alternative performance measures’ on pages 74-75 for the definition of our non-GAAP performance measures. Sol: We are conscious that, as the pace of change in consumer behaviour and technology accelerates, we must look for ways to evolve our business. Since the formation of CCEP we have been re-engineering CCEP’s business processes to be simpler, more standardised and fit for the future, particularly within the workplace and across our supply chain. As we continue on this journey, we look forward to the benefits that standardised systems and processes will deliver for CCEP; more automation and speed of execution through central decision making and faster integration of new businesses, as well as the competitive edge that comes with reduced operational complexity and controlled costs. How are you developing the culture within CCEP? Damian: CCEP’s ambitions for growth and sustainability depend on our great people, and the wellbeing and safety of our colleagues remains our number one priority. Despite being recognised for our world class safety performance, tragically two of our Indonesian colleagues lost their lives during the year while at work. We have learnt lessons from these terrible tragedies and we will continue to prioritise and drive further health and safety improvements. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 11 Chairman and CEO continued In conversation

“Sustainability is fundamental to everything we do as a business, and we will continue to push ourselves to go further and faster to decarbonise our business.” Damian Gammell, CEO Sol: Our success is driven by our great people and I’d like to thank Damian and the leadership team for creating the winning and inclusive culture that CCEP has today. We had very strong participation in our first global digital engagement survey with a stable engagement score overall, ahead of our benchmark group – a great result in what has been a challenging environment as we establish new ways of working post-COVID-19 and the integration of the API markets. In addition, I am grateful to my fellow Directors for their contributions and support during 2022. In particular to Jan Bennink, Christine Cross and Brian Smith, who will retire from the Board at the Annual General Meeting (AGM) in May. Further details on Board changes can be found on page 87. Damian: We are continuing to invest in digital workplace tools and aspire to make it even easier to move and develop internal talent across CCEP. In 2022, we rolled out our digital Career Hub across Europe, which provides users with personalised recommendations for vacancies, career paths and networking opportunities based on their personal profiles. I also want CCEP to be a place where different perspectives and insights are valued at all levels of the organisation, and we will continue to put diversity at the heart of our culture. Promoting gender equality is a key driver of innovation and growth, and we are committed to achieving more gender balance in our leadership roles. Our diversity and inclusion credentials continue to be recognised externally too, and we are proud to have recently been included in Bloomberg’s 2023 Gender Equality Index for the third year in a row. We will also continue to support our communities and have committed to supporting the skills development of 500,000 people facing barriers in the labour market by 2030. What progress has CCEP made with its sustainability commitments? Damian: Sustainability is fundamental to everything we do as a business, and we will continue to push ourselves to go further and faster to decarbonise our business. I am pleased that our This is Forward commitments were extended to our API markets in 2022, resulting in a unified action plan that we will work towards in 29 markets across the world. We continued to make great progress against our commitments in 2022 and are taking action where it matters most. In Europe, we launched tethered closures on our PET bottles in seven markets and moved all our brands in France to returnable glass bottles within the HoReCa channel. In Australia and Indonesia, we are investing in new PET recycling facilities. These collaborations are a step closer to creating a circular economy for PET and will contribute to further accelerating our journey towards stopping using oil-based virgin plastic in our bottles by 2030. Four more of our production facilities became carbon neutral in 2022, totalling six to date across different markets, and we achieved 100% renewable electricity purchase in Europe and New Zealand. Sol: We have made strong progress since This is Forward was first launched in 2017. However, the social and environmental challenges we face – including climate change and the plastic waste crisis – are greater than ever. We still have a long way to go to meet our long-term targets, and must continue to leverage our business and our brands to build a better shared future for people and the planet. Our progress continues to be recognised externally and we are proud to have retained our coveted CDP and MSCI ratings for the seventh consecutive year, demonstrating the focus and importance we place on sustainability. CCEP was also recognised for its sustainability leadership within the Coca-Cola system by winning the prestigious 2021 J.Paul Austin Award. I am proud that we were chosen based on our considerable progress with sustainable packaging, including the use of 100% rPET in four markets; our ongoing collection efforts; expansion of paperboard packaging for multipacks; and pioneering tethered closures. How is CCEP’s relationship with TCCC developing? Damian: CCEP has always been closely aligned with TCCC strategically and we continue to develop our joint long-term growth plans to better align our portfolio, focusing on the core. This includes the reorientation of our portfolio in API, now substantially complete, allowing us to have a more coherent category vision for our customers. A new aligned and clear flavours plan in Australia is already delivering great results driven by smaller pack formats and a focus on no sugar and innovation, for instance the launch of Sprite Lemon+. “We have the platform and momentum to go even further together for a greater future.” Sol Daurella, Chairman Together with TCCC, we are excited to launch Jack Daniel’s & Coca-Cola RTD inspired by the classic bar cocktail, across some of our markets in 2023, and will continue to scale existing brands like Costa Coffee and Fuze Tea. Sol: Both companies are truly aligned on strategy, sharing the same vision of where we’re going and how to get there. This strong relationship is also driving forward our sustainability strategy, which is closely aligned with TCCC’s global World Without Waste strategy. What will determine CCEP’s success in the future? Damian: Our success will continue to be driven by our great people, great service, great beverages, done sustainably. We are now a bigger and better, more diverse and resilient business, enhanced by the recently acquired API business. We have delivered over €5 billion of shareholder returns since 2016, demonstrating the strength of our business and ability to deliver continued shareholder value. This remains our key priority for 2023 and beyond. We have the platform and momentum to go even further together for a greater future. Sol: From the great people who work at CCEP, to the experienced leadership and strategy we have in place, and our strong commitment to sustainability, I’m confident we can succeed. On behalf of the Board, I thank everyone working at CCEP for their hard work, agility and commitment. I’d also like to thank all of our shareholders for their ongoing support. We look forward to continuing our journey with all of our partners and stakeholders in 2023. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 12 Chairman and CEO continued In conversation

Going further on digital CASE STUDY Factory of the future We continued to invest in technology that improves customer service and supports growth and productivity across our end to end supply chain. Key investments include: • Improving the safety of our people with 5G technology, providing early detection, and real time warnings, of potential collisions for forklift and truck drivers and pedestrians • Achieving operational efficiencies with autonomous self driving electric trucks for pallet transportation across one of our production facilities in Germany • Managing line breakdowns better with augmented reality, enabling our engineers to connect with suppliers for real time technical advice Our leadership team said: “The factory of the future is really starting to become a reality for many of our production facilities.” Jos&eacute; Antonio Echeverr&iacute;a, Chief Customer Service and Supply Chain Officer Read more about supply chain on pages 49-52 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 13

Our stakeholders are part of our business and play a vital role in our success at every stage in our value chain. From the suppliers that provide our raw materials, to the communities where we operate and the people who make and sell our products, we seek to work together to refresh our markets and make a difference. Our people CCEP depends on the great people who make, sell and distribute our products to customers every day. A comprehensive annual engagement plan includes: Townhalls, Speak Up channels, engagement surveys and the Employee Share Purchase Plan (ESPP) Communication campaigns, e.g. mental health, safety and inclusion, online platforms Read about Board engagement with our people on page 102 Engagement highlights in 2022: Launch of global ESPP with 38% take up rate CCEP Australia won awards at the Australian HR Awards and at the Mental Health Service Awards of Australia and New Zealand for its Healthy@CCEP programme Impact/value created: Our people create value for CCEP by making, selling and distributing our great products CCEP creates value for our people through providing a safe place to work with rewards and benefits Key concerns heard from our people include: Being rewarded Development opportunities Safety at work What is measured and monitored? Total incident rate ESPP enrolment % women in management Principal risks: Retaining talent Health and safety Read more about our risks and mitigations on pages 64-71 Read more about our people on pages 58-63 Case study Gender Affirmation and Transitioning Guidance Treating everyone with dignity and respect In 2022, we launched the first global Gender Affirmation and Transitioning Guidance to make sure we had the systems in place to support colleagues who identify as Trans and/or non-binary, and provide an inclusive and supportive working environment in the office, in the field, in production facilities and while working from home. The guidance was a global collaboration led by the Inclusion, Diversity and Equity (ID&E) Centre of Expertise in partnership with the ‘Pride Community’, our global LGBTQ+ network. It was reviewed and verified by external LGBTQ+ experts, Stonewall. Read more at cocacolaep.com/about-us/people/our-people Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 14 Our stakeholders

Our shareholders Shareholders provide the equity capital for our business and hold management to account on financial performance and key environmental, social and governance (ESG) issues. A comprehensive annual engagement plan includes: AGM, roadshows, capital markets events, analyst meetings, results presentations and webcasts Brokers appointed to provide advice on market conditions, and provide feedback on external communications Shareholder-nominated Directors on Board in accordance with Shareholders’ Agreement Read about Board engagement with our shareholders on page 102 Engagement highlights in 2022: Capital markets event attended by ~150 analysts, investors and potential investors Reverting to two interim dividends for 2022, maintaining our dividend payout ratio of ~50% which resulted in record full year dividend per share Impact/value created: Shareholders create value for CCEP through voting at the AGM and continuing to invest in CCEP CCEP creates value for shareholders by returning cash either by paying dividends or through share buybacks Key concerns heard from our shareholders include: Financial performance, commodity costs and inflationary pressures Market dynamics such as consumer behaviour and supply chain challenges ESG challenges and regulatory changes What is measured and monitored? Number of meetings and % of equity investors covered by these interactions Analyst notes and equity investor perceptions of strategy Principal risks: Market, including changing consumer and channel trends Economic and political conditions, including commodity price volatility Packaging, climate change and water Read more about our risks and mitigations on pages 64-71 Our franchisors We conduct business primarily under agreements with franchisors who generally give us exclusive rights to make, sell and distribute beverages in approved packaging in specified territories. Regular contact with franchisors includes: Management contact at different functional levels such as public affairs, communications and sustainability, supply chain, sales and marketing Ongoing dialogue with General Managers and regular top to top meetings Inviting franchisors to present annual business plans to customers Read about Board engagement with our franchisors on page 102 Engagement highlights in 2022: TCCC Indonesia presented to the Board on marketing plans Costa demonstrated packageless solutions to the Board TCCC and other franchisors presented portfolio priorities and product launches at commercial, sales and country meetings Impact/value created: CCEP gains value from the exclusive rights given by franchisors to make, sell and distribute their products CCEP creates value for franchisors by driving sales to customers so franchisors’ drinks are available where and when consumers want them Key concerns heard from our franchisors include: Profitable growth and value share in our markets Sustainable supply chains What is measured and monitored? Joint investment Successful innovation Category performance Market share Principal risks: Misaligned incentives or strategy Read more about our risks and mitigations on pages 64-71 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 15 Our stakeholders continued

Our consumers Consumers drink the products we make, sell and distribute. CCEP’s ways of engaging with consumers include: Collection of consumer insights from franchisors, customers or via dedicated research Consumer labelling, social media, activation in store and day to day interaction via our sales teams when visiting outlets Feedback from consumers on social media and via the consumer hotlines Read about Board engagement with our consumers on page 102 Engagement highlights in 2022: In store activations e.g. during Ramadan in Indonesia, Fanta at Halloween, Monster in Great Britain (GB), Coca-Cola for FIFA World Cup and at Christmas Impact/value created: Consumers create value when buying our products CCEP creates value for consumers through providing a diverse portfolio of drinks that are high quality, safe and taste great with transparent labelling to help consumers make educated choices about nutrition and packaging Key concerns heard from our consumers include: Product quality and food safety Environmental concerns relating to packaging What is measured and monitored? No and low-calorie drinks as a % of sales % packaging that is 100% recyclable Consumer complaints Principal risks: Product quality and safety Consumer perception regarding plastic packaging and sugar Read more about our risks and mitigations on pages 64-71 Our customers Our customers sell our products to consumers. Regular engagement with customers includes: General Managers engaging with customers on strategy and planning and owning the customer relationship Account managers’ contact with customers on business development Our sales teams calling on customers every day in the market Read about Board engagement with our customers on page 102 Engagement highlights in 2022: Dedicated customer showroom opened in France during September to present our marketing and commercial plans as well as our sustainability ambition and progress Customer newsletters on sustainability, brand performance and innovation launched Impact/value created: Customers create value for CCEP by selling our products to consumers CCEP creates value for customers through our customer centric operating model, portfolio diversity and quality of products and service Key concerns heard from our customers include: New packaging solutions Product offers to meet new shopper and consumer trends What is measured and monitored? Volume and revenue growth Customer big data and advanced analytics, e.g. NielsenIQ and IRI, measure brand/product performance and value creation Advantage Group & Ipsos research (EU only) to evaluate customer satisfaction Principal risks: Pressure to promote healthy choices Packaging International buying groups and new routes to market Read more about our risks and mitigations on pages 64-71 Case study In 2022, our large Christmas can multipacks included NaviLens codes on the cardboard outers to help give partially sighted shoppers and those who have difficulty using traditional signage the opportunity to navigate their way around a shop to find their chosen purchases. Making our packs more inclusive with NaviLens Find out more at cocacolaep.com/annual-report/case-study/navilens Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 16 Our stakeholders continued

Our suppliers Our suppliers provide a wide range of commodities and services from ingredients, packaging, utilities, equipment, to facilities management, fleet, logistics and information technology. Read more about our supply chain on pages 49 - 52 Processes to regularly engage with suppliers include: Supplier relationship management programme through TCCC’s procurement consortium Partnering and collaborating with suppliers, in areas such as business continuity or sustainability, to foster strategic relationships Read about Board engagement with our suppliers on page 102 Engagement highlights in 2022: Annual supplier day Developing new tethered closures with suppliers to make recycling more efficient as there is no cap left behind Impact/value created: Suppliers create value for CCEP by providing high quality, safe and sustainable products and services, and optimised supply chain and innovation partnerships CCEP creates value for suppliers through long-term collaborative partnerships and provides support on sustainable practices and emission plans Read more about our sustainability-linked supply chain finance programme on page 52 Key concerns heard from our suppliers include: Exposure to variability in the market place such as pricing and consumer behaviours Driving progress on sustainable supply chains What is measured and monitored? Quality standards and delivery times TCCC audits to ensure adherence to Supplier Guiding Principles (SGPs) and Principles of Sustainable Agriculture (PSA) Principal risks: Rising costs Varying availability of ingredients, labour, packaging (including rPET), energy and water Potential supply chain disruption Read more about our risks and mitigations on pages 64-71 Our communities Communities are where we operate and where our employees live and work. Read more about our communities on pages 56 - 57 Regular engagement with our communities include: Promoting skills development and social inclusion, e.g. Gira Mujeres and collaborating with foodbanks Protecting the local environment, e.g. water replenishment and litter clean up programmes Supporting local communities, e.g. grassroots initiatives and disaster relief Read about Board engagement with our communities on page 102 Engagement highlights in 2022: Donated €250k and &gt;36k unit cases of product to Red Cross in Ukraine and organised an employee donation campaign and support scheme for employees housing Ukrainian refugees Support my Cause, an employee led initiative, expanded to API with first donation in Indonesia to Nurani Dunia Foundation which runs community growth programmes Impact/value created: Communities create value for CCEP through access to talented people, local water sources, connection with local policymakers and community groups CCEP creates value for communities through access to employment, improving the local environment and investing in community causes Key concerns heard in our communities include: Unemployment Environmental impact What is measured and monitored? Community investment contribution Employee volunteering hours Principal risks: Public perception regarding plastic packaging and sugar Reputational risk of not delivering against sustainability commitments Read more about our risks and mitigations on pages 64-71 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 17 Our stakeholders continued

During 2022, we acted in good faith to promote the long-term success of CCEP in our discussions and decision making for the benefit of CCEP’s shareholders as a whole, and in doing so having regard to stakeholders and the matters set out in section 172 of the Companies Act, including: The likely consequences of any decision in the long term The Board recognises that their decision making will affect CCEP’s long-term success. When taking decisions, particularly of strategic importance, the Board considers the likely consequences of any decision on CCEP’s long-term, sustainable growth while endeavouring to balance the interests of all our stakeholders. The interests of our people, and the need to foster business relationships with our key stakeholders Our key stakeholders remain the same as last year, namely our people, shareholders, franchisors, suppliers, customers, consumers and communities. How CCEP has engaged with our stakeholders more generally is explained on pages 14-17. We identify our key stakeholder groups as those with significant interactions with our business model and that we impact in the course of our business operations. We describe how our business interacts with our stakeholders, and the impacts of these interactions, throughout this Integrated Report. The Board strives to gain stakeholder perspectives to inform its decision making through direct engagement, where feasible, as well as through regular communication with senior management. The Board also gains perspectives from senior management who sit on on CCEP’s Digital Advisory Board and Indonesian Advisory Board. The impact of the Company’s operations on the community and the environment We recognise that to deliver our strategy in a sustainable way, we need to consider the commercial, social and environmental impacts of our business. During the year, we have monitored, assessed and challenged CCEP’s progress against our annual business plan and our sustainability action plan. Information on our sustainability action plan and how we are implementing recommendations from the Task Force on Climate-related Disclosures (TCFD) is on pages 26-63. Our governance framework guides the Board’s decisions as set out on page 30. The desirability of the Company maintaining a reputation for high standards of business conduct Ensuring our business operates responsibly is fundamental to ensuring our long-term success. The Board assesses and monitors the Group’s culture to ensure it aligns with the Group’s purpose, values and strategy set by the Board and oversees a corporate governance framework as set out on page 97 that enables the right people to take the right decisions at the right time. This includes our Code of Conduct (CoC) and system of delegated authorities. Read our CoC at www.ccepcoke.online/code-of- conduct-policy. The need to act fairly as between CCEP’s shareholders The Board supervises the profitable operation and development of CCEP to maximise its equity value over the long term, without regard to the individual interests of any shareholder. A minority of our Non-executive Directors (NEDs) were appointed by major shareholders of CCEP. However, each Director understands their responsibility under the Companies Act to act in a way that would promote the long- term success of the Company for all its stakeholders. During 2022, the CEO, CFO and, members of the Board and our Investor Relations team met with shareholders (see page 102 for more detail on our engagement with shareholders). How the Board engaged with stakeholders and specific examples of key areas of focus and considerations affecting the Board’s decision making process during 2022 are set out on pages 102-103 of the Corporate governance report Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 18 Section 172(1) statement from the Directors

Going further on safety CASE STUDY Get home to what you love We want everyone getting back home safe, every day, to what they love. This is the message we put at the heart of our international safety and wellbeing campaign run throughout April 2022. Colleagues across our business took part in a photoshoot, generating fantastic photos and messages showcasing what they love to get home to! Our leadership team said: Damian Gammell, CEO “ How we work together and care for one another at CCEP sets us apart. Everyone should be able to feel safe – physically and mentally – in the workplace.” Read more at cocacolaep.com/annual-report/case- study/people-safety Safety is important so that my family at home feel calm when I’m at work. I wear safety shoes so I can play with my children when I get home Ismail Yahya Putro Syrup Operator, Bekasi 1 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 19

Our business is affected by a range of market trends – from rapid acceleration towards digital platforms to macroeconomic impacts. Our business model and culture enable us to adapt and thrive in a changing environment, while our strategy reflects both current and future dynamics. Consumer trends We constantly monitor consumer trends and react to the changing needs of our consumers. Today, consumers demand more choice as they seek different drinks for different occasions. Consumer interest in health and wellness is a continuing trend evidenced by the demand for healthier alternatives, such as low and no sugar drinks. During the COVID-19 pandemic, as well as choosing to shop more online, consumers also sought to create the away from home experience at home, and this trend has very much continued, requiring brands to offer the premium products they need to create these new occasions. Strong brands supported by innovation is key to meeting changing consumer needs. Read more in Forward on drinks on pages 53-55 Macroeconomics Geopolitical volatility, high inflation and increasing regulatory pressure related to climate change and packaging impacted our business in 2022 both directly and indirectly. Despite these pressures, we delivered operating profit growth of 12.5% on a pro forma comparable and FX neutral basis by successfully navigating supply chain challenges, executing dynamic pricing strategies across our markets, and by delivering our ongoing cost saving and efficiency programmes. Economic disruption and an inflationary environment also impact consumer sentiment, meaning affordability becomes increasingly important for some consumers. We are mindful of a more dynamic outlook as we move into the next financial year, but believe we are well placed within resilient categories to deliver our strategy and achieve sustainable and profitable growth. Government commitments to new climate change and packaging-related regulations continue to impact our business. However, we continue to set our own ambitious sustainability targets, and are committed to delivering our business model sustainably. Read more about our principal risks on pages 64-71 Right: Refillable glass bottle line at our Dongen production site in the Netherlands Channel trends Changes to routines and behaviours during the COVID-19 pandemic accelerated the digital evolution and adoption of new digital channels, with both consumers and customers seeking to do more online, for instance consumers shifting to e-grocery from traditional retail. Accelerated growth in digital channels is putting pressure on traditional retail, while other consumer trends, such as creating the away from home experience at home, means consumption has shifted between channels. Customer collaboration and joint value creation is key to evolving with these changing channel trends and achieving profitable growth. Consumer packaged goods evolution As consumer and channel trends are changing, technology, and specifically data analytics capabilities, are advancing. This means all consumer packaged goods companies are having to adapt to remain competitive. We continue to invest in our journey towards becoming the world’s most digitised bottler, and in core capabilities such as revenue growth and key account management. We moved towards a revenue and margin growth management focus in 2022. This will help us to make the right decisions and drive profitable growth. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 20 Our market drivers

Today we are a bigger, stronger, more diverse and more resilient business. We are the market leader in a profitable and growing soft drinks category that is worth approximately €130 billion across our markets. Our goal is to outperform the market, creating value for our customers and delivering growth for our shareholders while supporting our people and communities. CCEP has already come a long way. And with great people, great service, great beverages, done sustainably, we’re determined to go even further together. Find out more at cocacolaep.com/about-us Great people We take care of the 33,000 people who make our business successful, and the suppliers, customers and communities we support. We want CCEP to be a great place to work where people can grow, be happy and be well in a safe, diverse and inclusive workplace. Great service We support the growth of our 2 million customers through the quality of the service we provide, our understanding of their businesses, the strength of our salesforce and the value our products create. Whether a grocer, a restaurant, a caf&eacute; bar or a wholesaler, we’re committed to delivering the best possible customer experience by making it easy to do business with us. At CCEP, we’re investing now in the ideas that will change our business in the future, and using the latest technology to better serve our customers and reach more consumers. Great beverages Our diverse portfolio is built on our core brands like Coca-Cola, Fanta, Sprite, Fuze Tea and Monster, as well as targeted expansion into categories like coffee and alcohol. At CCEP, we’re bringing new products to a new generation of consumers based on clear insights, while developing the classic brands our consumers know and love. We’re reducing the sugar in our drinks and offering low and no sugar options - giving consumers even more choice. Done sustainably Our ambition to create a better future, for people and the planet, sits at the heart of how we do business, and the decisions we take. Central to this is our new Group wide target to reach Net Zero by 2040 which we recently submitted to the SBTi for their approval. We’re taking the right steps to stop our packaging ending up as litter or in the oceans. We want every bottle and can to be recycled or reused. As a local business serving customers and consumers in 29 markets, we take great pride in giving back to our communities. We’re partnering with the smartest people to find new ways of sustainably making, selling and distributing our products. Delivering on our strategy will create: A healthy, safe and engaged workforce Targeted diversification Accelerated top line(A)(D) (~4%) and bottom line(B,D) (~7%) growth Strong free cash flow(C)(D) (~€1.7 billion per annum) A more sustainable licence to operate Even greater relevance with TCCC and our other brand partners Sustainable value for all stakeholders (A) Mid-term comparable and FX neutral revenue growth (B) Mid-term comparable and FX neutral operating profit growth (C) Mid-term free cash flow after ~4-5% capital expenditure as a % of revenue, excluding payments of principal on lease obligations. (D) Non-GAAP performance measure. Refer to ‘Note regarding the presentation of pro forma financial information and alternative performance measures’ on pages 74-75 for the definition of our non-GAAP performance measures. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 21 Our strategy

Great people We want CCEP to be a great place to work, with a strong and inspiring workplace culture. Why is this a key focus area for CCEP? Our talented and engaged workforce drive our success. We’re making CCEP more diverse, inclusive and welcoming – so it’s a great place to work, where everyone can share their ideas and be empowered to collaborate, win together and grow. Our ambition: People who can deliver success for CCEP A safe, open, diverse and inclusive workplace Winning capabilities, agility and a performance mindset D i Measuring success: Top quartile engagement score ~40% of management roles held by women Included on Bloomberg’s 2023 Gender Equality Index for third consecutive year Safety incident rates halved since merger 2022 achievements The plan for the year ahead The wellbeing and safety of our colleagues remains our number one priority at CCEP, and our ‘Get home to what you love’ campaign really brought the importance of safety to life across our businesses. We launched the Career Hub in Europe, connecting our internal systems for learning and performance, giving employees personalised recommendations, through skill matching, that help them grow their careers. This will be rolled out to API in 2023. Our credentials are also being recognised externally. In 2022, we were awarded Gold at the UK Employee Experience Awards in recognition of the digital technologies we use across our workplace, and we were named Employer of Choice in New Zealand, the only company to receive the Gold award in three consecutive years. Read more about our people on pages 58-63 Case study | Solid results from our first global digital engagement survey We had strong participation in our first global digital engagement survey with a stable engagement score overall, and rich feedback (21.5k comments). This score continues to position us ahead of our benchmark group. 80% response rate (+10% vs 2021) 77 engagement score, stable vs 2021 (+2 vs benchmark) To continue to offer a workplace where our people feel they belong, and where our inclusive culture drives innovation and performance. Key goals Accelerate progress on inclusion and diversity Ensure the right leaders are in the right roles Continue building a culture of sustainability Invest in the future workforce and digital tools “We will protect our people, invest in their talent and capabilities, and stand strong on our social and inclusion commitments.“ V&eacute;ronique Vuillod Chief People and Culture Officer Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 22 Our strategy continued Great people

Great service We want to win with our customers and maintain high customer service levels. Why is this a key focus area for CCEP? At CCEP, we’re working to deliver great service to customers. Driving growth, creating value and delivering results through close support and collaboration. Identifying new channels and implementing transformative ways to do business. We have built long-standing and supportive relationships with our customers and we continue to invest in our capabilities and supply chain to provide even better service and drive joint value creation. Our ambition: Strong and supportive customer service levels Easy to do business with Known for world class execution Agile and flexible Great digital tools enabled by data and analytics Well invested supply chain and optimised portfolio Measuring success: #1 value creator for our customers as measured by Nielsen Great customer service levels (~90%) Unrivalled customer coverage (~2m) Biggest sales force in fast moving consumer goods (FMCG) (~10k) ~1.5m coolers in market 85% of sales volume captured digitally Total SKUs reduced by 30% (2022 vs 2020) 2022 achievements The plan for the year ahead Most importantly, we continued supporting our customers through the reopening of HoReCa and maintained high customer service levels. In Europe, the Netherlands were runners up in the annual global Coca-Cola bottler competition, the Candler Cup, recognising world class customer service and execution. In Indonesia, we had a record Ramadan period with our biggest ever activation. More focus on core sparkling and RTD tea allowed us to manage our supply chain more efficiently and deliver even better service to our customers. We are accelerating our digital transformation. In 2022, we hit record revenues with our B2B platforms and grew our online market share by 80 basis points (bps). We continued to invest in our digital workplace tools and other technologies to improve customer service and productivity across our end to end supply chain. Find out more at cocacolaep.com/about-us/partnerships Case study | Smart execution for our customers through B2B platforms To make it even easier for our customers and wholesalers to do business with us, we’ve been accelerating our B2B platforms. ~€2bn of revenue processed through our winning portals in 2022, +50% vs 2021. We continue to develop the existing functionality to drive ease of ordering, profitable basket growth and account management services. To continue to provide an unrivalled customer experience and invest in the capabilities we know we need to win in the future. Key goals Focus on joint profit pools and joint value creation Maintain leading customer service and support growth through our supply chain and technology Continue to build an innovative culture through our digital tools and CCEP Ventures “We need to grow our capabilities ahead of the opportunities, putting the customer first and driving joint value creation.” Jos&eacute; Antonio Echeverr&iacute;a Customer Service and Supply Chain Officer Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 23 Our strategy continued Great service

Great beverages We are extremely privileged to make, move and sell the best beverages in the world. Why is this a key focus area for CCEP? At CCEP, we’re focused on our great beverages. Working with our partners to expand our portfolio by growing and strengthening our core brands, while launching and scaling new products. Innovating to meet changing consumer needs and become the world’s most digitised bottler. Our ambition: Category leadership with great tasting drinks for every occasion, and brands people love Broad price pack architecture Strong and aligned partnerships with brand partners Channel diversification Measuring success: Solid sparkling share of ~58% Online share greater than in store share We offer choice: in Europe 48.8% of volume sold in 2022 was no or low-calorie 2022 achievements The plan for the year ahead We aim to meet consumer needs through our diversified portfolio, working closely alongside TCCC and our other brand partners. We continued to grow ahead of the market and gained 10 bps of value share. Coca-Cola Zero Sugar continued to grow strongly across all of our markets with volumes up 10.0% What The Fanta created great excitement for the brand, with volumes up 15.5%, also helped by the rebound of the AFH channel Energy volumes +18.5% supported by solid distribution and exciting innovation from Monster Fuze Tea volumes +28.0% driven by further value share gains in Europe Find out more at cocacolaep.com/about-us/products Case study | Great results from Coca-Cola Zero Sugar relaunch Throughout 2021, we rolled out our new taste and new look campaign across our markets for Coca-Cola Zero Sugar. This has been a great success, driving our strong volume performance in 2022 across all markets. +50bps +110bps value share gains in Europe value share gains in Australia At least maintain or grow our share of the category driven by growth in core brands and selected expansion into newer categories. Key goals Provide choice within colas and flavours, leading with low and no sugar and flavour extensions Drive growth in energy through innovation, sugar free and core Continue building leadership in RTD tea, and scale presence with Costa Coffee “Together with TCCC and our other partners, we are proud to have a market leading position selling the world’s best NARTD brands.” Stephen Lusk Chief Commercial Officer Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 24 Our strategy continued Great beverages

Done sustainably This is Forward, our sustainability action plan, sits at the heart of our long-term business strategy. Why is this a key focus area for CCEP? We want to deliver sustainable growth, create value for all our stakeholders and build a better future for our business, our communities and the planet. From our suppliers and investors, to the communities where we operate and the people who make and sell our products, our stakeholders have high expectations of us to address many of today’s societal and environmental challenges. Their views and priorities play an integral role in the development of our sustainability action plan. Our ambition: Climate action Sustainable packaging Water stewardship Promoting the wellbeing of our people and those working across our value chain Offering consumers more choice, with less sugar Contributing to our local communities Measuring success: Achieved &gt;50% rPET target four years early in Europe(A) Achieved 100% renewable electricity purchase in Europe and New Zealand Recognised by CDP for the seventh year running, achieving a double ‘A’ score for climate and water in 2022 Included in the 2022 Dow Jones Sustainability Index for the seventh consecutive year 2022 achievements The plan for the year ahead Some of our proudest achievements in 2022 include: We reduced emissions across our value chain by 9.4% (versus 2019), working towards our science based GHG emissions reduction target of a 30% absolute reduction by 2030 By the end of 2022, four more of our production facilities became carbon neutral, totalling six to date We reviewed and updated This is Forward to cover all of our markets in Europe and API We established a sustainability-linked supply chain finance programme We invested in Australia and Indonesia to help build two new PET recycling plants Find out more at cocacolaep.com/sustainability (A) In 2019, we announced enhanced packaging targets for Europe, bringing forward the deadline to use at least 50% rPET from 2025 to 2023. Since 2021, our rPET use in Europe has been &gt;50%. Case study | Creating the largest fleet of electric trucks in Belgium We are now using 30 electric trucks to make last mile deliveries to local customers in Belgium. This fleet will cover about 40% of our local delivery routes and each truck has access to on-site charging stations that are powered by 100% renewable electricity. 75% saving in CO2e emissions per year compared to diesel trucks. The investment is a further step in our ambition to reduce emissions across our entire value chain. Continue to build a stronger and even more sustainable business for the future Key goals Focus on our new society goals to drive diversity and support 500,000 people facing barriers in the labour market by 2030 Conduct a biodiversity and deforestation risk assessment Continue to develop our carbon reduction roadmaps “We continued to make progress on our ambition to reach Net Zero emissions by 2040 and invest in making our packaging more sustainable.” Ana Callol Chief Public Affairs, Communications and Sustainability Officer Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 25 Our strategy continued Done sustainably

This is Forward is our sustainability action plan. It sets out the actions we are taking on six key social and environmental topics, where we know we can make a significant difference on areas our stakeholders want us to prioritise. In 2022, we reviewed and updated This is Forward to cover all of our markets in Europe and API. It provides an action plan that we will work towards across 29 markets, and includes ambitious, time- bound sustainability commitments. It includes our updated short-term and long-term absolute GHG emissions reduction targets, covering Scope 1, 2 and 3 emissions across our entire value chain, which we recently submitted to the SBTi for their approval. Our commitments also align with the targets which underpin the United Nations Sustainable Development Goals (SDGs). This is Forward was first launched in 2017 and we have made strong progress since then. However, the social and environmental challenges we face, including climate change and the plastic waste crisis, are greater than ever. Supporting principles This is Forward is closely aligned with TCCC’s global sustainability ambitions and is underpinned by a set of supporting principles that reflect our commitment to: • Responsible advertising and marketing – promoting our products responsibly through our responsible sales and marketing principles. • Transparency and disclosure – reporting our progress on an annual basis and disclosing information about our GHG emissions and the climate risks we face. • Supporting our communities through employee volunteering – enabling our employees to spend up to two working days per year volunteering for local charities and community causes. • Supporting innovation and new technologies, through our investment engine CCEP Ventures - helping to fund and foster transformative solutions to the biggest sustainability challenges we face. • Powerful partnerships with brand owners to inspire and engage. Read more about our commitments at cocacolaep.com/sustainability/this-is- forward This is Forward – CCEP’s sustainability action plan Forward on climate See pages 38-41 Forward on packaging See pages 42-45 Forward on water See pages 46-48 Forward on supply chain See pages 49-52 Forward on drinks See pages 53-55 Forward on society communities See pages 56-57 people See pages 58-63 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 26 Taking action on sustainability This is Forward

Pillar Commitment Target Forward on climate Net Zero Net Zero GHG emissions (Scope 1, 2 and 3) by 2040(A) GHG emissions reduction Reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030(A) Renewable electricity Use 100% renewable electricity across all markets by 2030 Supplier engagement — GHG emissions 100% of carbon strategic suppliers(B) to set science based targets by 2023 (Europe) and 2025 (API) Supplier engagement — renewable electricity 100% of carbon strategic suppliers to use 100% renewable electricity by 2025 (Europe) and 2030 (API) Forward on packaging Design 100% of our primary packaging to be recyclable by 2025 Recycled plastic 50% recycled plastic in our PET bottles by 2023 (Europe) and 2025 (API) Virgin plastic Stop using oil-based virgin plastic in our bottles by 2030 Collection Collect and recycle a bottle or a can for each one we sell by 2030 Forward on water Water stewardship Set context based water targets at all production facilities(C) Replenish Replenish 100% of water we use in our beverages Regenerative water use 100% regenerative water use in leadership locations(D) by 2030 Forward on supply chain Sustainable sourcing 100% of main agricultural ingredients and raw materials sourced sustainably 100% of suppliers to be covered by our Supplier Guiding Principles – including sustainability, ethics and human rights Human rights Reduce sugar: by 10% in Europe by 2025(E), by 20% in New Zealand by 2025(F), by 25% in Australia by 2025(F), by 35% in Indonesia by 2025(F)Forward on drinks Sugar reduction Low and no calorie Over 50% of sales to come from low or no calorie drinks by 2030 (Europe by 2025)(G) Forward on society Gender diversity management 45% of management positions to be held by women by 2030 Gender diversity A third of our workforce to be women by 2030 Disabilities 10% of our workforce represented by people with disabilities by 2030 Supporting skills development Support the skills development of 500,000 people facing barriers in the labour market by 2030 Note: For details on our approach to reporting and methodology please see our ‘2022 Sustainability reporting methodology’ document on cocacolaep.com/sustainability/download-centre (A) New Group wide commitment versus 2019. Submitted SBTi target and awaiting approval. We anticipate that the SBTi will complete its review by the end of 2023. (B) Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (approximately 200 suppliers in total). (C) Non-alcoholic ready to drink (NARTD) only. (D) NARTD production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. (E) Reduction in average sugar per litre in soft drinks portfolio versus 2019. Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include plain water or juice. (F) Reduction in average sugar per litre in NARTD portfolio versus 2015. Including dairy. Does not include coffee, alcohol, beer or freestyle. (G) Does not include coffee, alcohol, beer or Freestyle. Low calorie beverages ≤20kcal/100ml. Zero calorie beverages &lt;4kcal/100ml. See more details on our key sustainability achievements on pages 249-252 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 27 This is Forward - our sustainability action plan Our headline commitments

How we have adopted the recommendations of the Task Force on Climate-related Financial Disclosures CCEP is committed to being transparent about the effects of climate change, and the risks and opportunities that might impact our business, and is implementing the recommendations from the TCFD. The table below outlines our climate-related financial disclosures across the four pillars and 11 recommended disclosures in the TCFD October 2021 updated guidance. Where our disclosures are not consistent with TCFD Recommendations and Recommended Disclosures, the reasons for this and steps we are taking are set out in this report. We expect to move to full alignment with TCFD Recommendations and Recommended Disclosures within the medium term. Modelling was completed as follows: • Risks and opportunities are disclosed under three potential emission pathways: &gt;4°C, +2.5°C and +1.5°C. • Scenarios have been modelled on a gross- risk basis, assuming no mitigating actions or progress on our stated This is Forward sustainability action plan, and assumes that CCEP’s operational footprint, product portfolio and GHG emissions remains static. Specific mitigating actions and related investments relating to physical and transition risks are listed separately on pages 34 and 36, respectively. • Our This is Forward sustainability action plan, including our 2030 absolute GHG emissions reduction commitment and Net Zero 2040 target(A) are designed to help us mitigate climate-related risks. • Financial scenario analysis of emission pathways has been estimated over the short term (five years). We expect that more significant impacts of climate change would be seen over the medium term (2030) and long term (2040 and beyond). Medium-term and long-term physical and transition risks have been disclosed on a qualitative basis only. • This work should not be viewed as a forecast, and will evolve in the coming years as we refine these scenarios. TCFD alignment overview Recommendation Recommended disclosures and disclosure level References and notes Governance Disclose the organisation’s governance around climate- related risks and opportunities a. Describe the Board’s oversight of climate-related risks and opportunities TCFD, Governance: pages 29-31 Corporate governance report: pages 97-107 Audit Committee report: pages 112-116 ESG Committee report: pages 117-118 b. Describe management’s role in assessing and managing climate-related risks and opportunities Strategy Disclose the actual and potential impacts of climate- related risks and opportunities on the organisation’s businesses, strategy and financial planning where such information is material a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term TCFD, Strategy and Metrics and targets: pages 31-37 Our strategy: pages 21-25 Principal risks: pages 64-71 Note 1, 7 and 8 to the Consolidated financial statements: pages 165-166; pages 170-173; and pages 174-176 Viability statement: page 72 Strategy disclosure ‘c’ is work in progress: Developing a low-carbon transition plan in line with a 1.5°C pathway. Our climate scenario analysis will inform our understanding of our risks, and increase the resilience of our strategic plans over the medium to long term. b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario Risk management Disclose how the organisation identifies, assesses, and manages climate-related risks a. Describe the organisation’s processes for identifying and assessing climate- related risks TCFD, Risk management: pages 32-36 Principal risks: pages 64-71 Audit Committee report: pages 112-116 ESG Committee report: pages 117-118 b. Describe the organisation’s processes for managing climate-related risks c. Describe how processes for identifying, assessing, and managing climate- related risks are integrated into the organisation’s overall risk management Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate- related risks and opportunities where such information is material a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process TCFD, Metrics and targets: page 37 Forward on climate: pages 38-41 Long-term incentives within Annual report on remuneration: pages 131-132 b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks TCFD, Metrics and targets: page 37 c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets Our sustainability headline commitments: pages 26-27 Sustainability key performance data summary: pages 249-252 Note 8 to the Consolidated financial statements: pages 174-176 (A) New Group wide short-term and long-term absolute GHG emissions reduction targets, covering Scope 1, 2 and 3 emissions across our entire value chain, have been submitted to the SBTi for their approval. We anticipate that the SBTi will complete its review by the end of 2023. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 28 Taking action on sustainability Task Force on Climate-related Financial Disclosures (TCFD)

The world is at a critical point. Climate change – caused by GHG emissions – is leading to an increase in global temperature and extreme weather events around the world. We are committed to addressing climate change by decarbonising our business. We recognise that our long-term success will depend on the social and environmental sustainability of our operations, the resilience of our supply chain and our ability to manage the impact of climate change on our business model and performance. Above: Solar panel installation at our production facility in Cibitung, Indonesia Governance Board-level governance Our Board of Directors has primary oversight of climate-related risks and opportunities. The Board is supported in its oversight and with driving CCEP’s climate agenda by its Committees and predominantly by the ESG Committee and Audit Committee as outlined in the TCFD governance framework (see page 30). There is close collaboration across these Committees due to the role that both play in ESG reporting, disclosure and assurance. A joint meeting of the ESG and Audit Committees was held in October 2022 to discuss these matters, including this TCFD disclosure. The Board also receives annual training and deep dives on climate-related issues which in 2022 included a session focused solely on risks, including climate risks. Climate risks and opportunities are also considered as part of the Board’s annual strategy session, held each September, with progress updates to the Board throughout the year. At the end of 2022, CCEP’s ESG Committee recommended the Board approval of updated short-term and long-term absolute GHG emissions reduction targets, covering Scope 1, 2 and 3 emissions across our entire value chain. The following targets have been submitted to the SBTi for their approval: • Short-term target to reduce our absolute emissions by 30% by 2030 (versus 2019) • Long-term target to reach Net Zero by 2040 We anticipate that the SBTi will complete its review by the end of 2023. The Committees are supported by management as outlined in the TCFD governance framework and by the management-level governance section. Management-level governance Ownership and governance for sustainability-related risks and opportunities and driving progress towards our commitments is embedded throughout our business. Risk management is a key responsibility for all senior leadership who are assigned ownership of specific risks, including climate-related risks. Each principal risk is assigned an owner at leadership and operational management level. Risks are assessed periodically, the mitigations determined and their effectiveness evaluated. A quarterly risk report informs leadership about risk developments and supports their business decision making. Key executive leadership and management with responsibility for climate-related issues are outlined in the TCFD governance framework. The main discussion forum for the Executive Leadership Team (ELT) on climate matters is the Sustainability Steering Committee. Multiple working groups focused on the strategy, execution and delivery of CCEP’s This is Forward sustainability action plan have been established. Groups meet regularly and items that require decision or approval are raised with the Sustainability Steering Committee as appropriate. See our TCFD governance framework on page 30 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 29 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

TCFD Governance Framework The Board • Has primary oversight of climate-related risks and opportunities • Receives feedback on climate-related issues from Committee Chairs and via CEO ReportMet six times in 2022 ESG Committee Met five times in 2022 • Responsible for overseeing performance against This is Forward strategy and goals • Reviews environmental and social related risks and opportunities, including climate-related risks and GHG emissions reduction targets • Oversees ESG reporting, disclosure and assurance Nomination Committee Met five times in 2022 • Reviews the size, structure, composition and skills of the Board to ensure it remains effective • Ensures there is sufficient expertise on the Board in areas such as risk and climate Remuneration Committee Met six times in 2022 • Aligns the Group’s remuneration policy to reinforce the achievement of sustainability aims • Oversees performance outcomes from the Long-Term Incentive Plan (LTIP), which has a 15% performance weighting allocated to the reduction of GHG emissions Audit Committee Met nine times in 2022 • Ensures that climate-related risks and opportunities are managed across the Group • Oversees risk management process, including annual Enterprise Risk Assessment to identify principal risks including climate risk • Oversees CCEP’s financial and reporting obligations, including ESG-related reporting • Has oversight over sustainability metrics for capital expenditure proposals Executive Leadership Team (ELT) Meets regularly throughout the year Climate responsibility lies with Chief Executive Officer, Chief Customer Service and Supply Chain Officer and Chief Public Affairs, Communications and Sustainability Officer who are responsible for providing management updates on climate-related topics to the ESG Committee Sustainability Steering Committee Meets at least quarterly. Includes ELT members • Chief Executive Officer • Chief Financial Officer • General Counsel and Company Secretary • Chief Customer Service and Supply Chain Officer • Chief Commercial Officer • Chief Integration Officer • Chief Public Affairs, Communications and Sustainability Officer Provides opportunity to review: • This is Forward targets and our progress against these • Climate-related risks and scenario analysis — including TCFD • Ouputs raised as required to ESG Committee (including on climate topics) • 2022 topics included approval of This is Forward commitments, SBTi-aligned GHG reduction targets, and packaging strategy Sustainable Packaging Office (SPO) TCFD and ESG Disclosure group Other working groups (developed as required) • Overseen by Chief Public Affairs, Communications and Sustainability Officer and VP Sustainability • Responsible for ensuring a sustainable packaging strategy can be implemented across our business, including pack mix, recycled content and improving packaging collection • Overseen by General Counsel and Company Secretary and VP Sustainability • Oversight of our work on TCFD and climate-related risks, as well as our broader ESG reporting and disclosure approach Overseen by Chief Public Affairs, Communications and Sustainability Officer and VP Sustainability. Includes: • SBTi GHG emissions reduction targets • Carbon reduction roadmaps • Assessment of our internal carbon pricing strategy Compliance and Risk Committee (CRC) Meets every quarter • Management committee chaired by the Chief Compliance Officer • Reviews risk developments, including climate change risks and opportunities Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 30 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Advisory We engage regularly with a wide range of stakeholders on ESG matters. Our stakeholders have high expectations of us to address many of today’s societal and environmental challenges. They are part of our business and play a vital role in our success at every stage in our value chain. From the suppliers that provide our raw materials, to the communities where we operate and the people who make and sell our products, our stakeholders' views and priorities play an integral role in the development of our This is Forward sustainability action plan. We also continue to respond to feedback from our stakeholders to make progress on key sustainability issues, and ensure that our reporting and disclosure meets their expectations. In 2022, we engaged with colleagues across our European and API markets, and with TCCC, to explore how we align our sustainability commitments, integrate existing market level targets where relevant and evolve our This is Forward action plan to cover our entire business, including API following the Acquisition in 2021. Read more about our stakeholders on pages 14-17 Strategy Climate-related risk has been one of CCEP’s principal risks for several years, and there is an increasing likelihood of impact to our current business model unless we take mitigating actions. Climate risk is covered by our risk management framework and follows the same risk management approach as outlined on pages 64 and 65. The loss impact types and impacts from climate risk on our business objectives are highlighted in the Risk section of this report (see Principal risks table on pages 66 to 71). We have adopted the use of science based climate scenario modelling, used alongside internal and insurance data to obtain regional analysis of various climate scenarios. This helps us make informed decisions and improves our understanding of the potential climate vulnerabilities in our operations and our value chain. This data and resulting analysis is shared across our business, supporting climate resilience across our planning and operations. There is no one single emission pathway scenario that underpins our business and financial planning. Our scenario analysis is designed to inform management’s understanding of possible risks and opportunities. Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for our operating plans and financial statements. In 2022, we partnered with Risilience, a specialist risk consultancy which utilises technology pioneered by the Centre for Risk Studies at the University of Cambridge Judge Business School. In partnership with Risilience, we have developed a digital twin platform, enabling us to model physical and transition risks across our value chain over a 20–30 year timeline, in line with various warming scenarios. We have also worked with external physical climate specialists Marsh Advisory to establish how climate change will impact the frequency and severity of climate-related weather events on our manufacturing and operations, under RCP 2.6 and 8.5 scenarios (~2.0 °C and ~4.3˚C emissions pathways respectively). This covers all major climate-induced threats (coastal inundation, river flooding, surface water flooding, extreme heat, extreme wind, wildfire, freeze-thaw and drought-driven soil movement) through to 2100. Working with Risilience and Marsh enables us to quantify our exposure and potential financial impacts from climate change events for different emission pathways. We continue to mature our risk management framework, as we start to use AI risk sensing techniques to identify emerging risks including those caused by climate change. We aim to mitigate many climate-related regulatory risks through ongoing progress against our climate-related goals, including reducing our overall emissions. We work closely with TCCC to assess climate- related risks and opportunities, driving innovation as a system to meet consumer needs for more sustainable products and combat climate change. The learnings from these exercises helps to inform our strategic business planning and investment decisions and support delivery of our climate targets. Additionally, we utilise a range of sustainability performance indicators to track our performance across areas like water, GHG emissions and packaging at various levels of the business to monitor our performance and identify improvement opportunities. We identify opportunities that can help us deliver our This is Forward commitments, and our GHG emissions reduction targets, as part of our business planning cycles. For example, between 2020 and 2022, we invested over €300 million to support the decarbonisation of our business. A proportion of this investment helped us accelerate our use of recycled PET (rPET) resulting in us achieving our &gt;50% rPET target four years early in Europe(A). Recycled PET also provides CCEP with a significant opportunity to increase our recycled content level in specific countries to mitigate potential taxes, and could help protect us against potential new taxation, marketing restrictions and bans on single use plastic bottles which do not contain recycled plastic. As consumers become more environmentally conscious we are aiming to capture this opportunity by eliminating the use of oil- based virgin plastic in our bottles by 2030. In 2022 44.7% of the PET bottles we sold were 100% rPET bottles (Europe 54.0%; API 25.8%). Through our scenario analysis to assess transition risks we are able to model risks, strengthen our resilience and capitalise on opportunities that could develop as society transitions to a low-carbon economy. The greatest risks and opportunities were found to be linked to packaging across policy, market and reputation risks. Through our SPO, we continue to monitor risks and opportunities linked to various packaging models and regulations, including possible strategies to maximise return on investments and develop resilience via a diverse packaging portfolio. The adoption of energy and water efficiency measures across our manufacturing operations also provides an opportunity for our business. In 2022, we invested ~€24.8 million in energy, logistics and carbon-saving technologies. We estimate that this could save ~9,000 MWh, and ~30,000 tonnes of CO2e per year. We estimate that these investments could help us avoid annual electricity and natural gas costs of approximately €1-1.2 million per year. We also piloted an internal price on carbon in Europe and proposed a preliminary internal carbon pricing level of €100/tCO2e to influence strategic business decisions. The next phase of our climate action plan will be supported by additional investment which will provide targeted financial support to decarbonise our business. We aim to finalise this climate investment plan as part of our 2023 financial long-range planning cycle (2024-2026) in line with our stated mid-term financial objectives. We believe we have a considerable measure of resilience, built up through this analysis and careful planning in our supply chain, commercial and procurement functions. The impact of climate change is not expected to be material on the going concern period and the viability of the Group over the next three years. This is reflected in our viability statement on page 72. (A) In 2019, we announced enhanced packaging targets for Europe, bringing forward the deadline to use at least 50% rPET from 2025 to 2023. Since 2021, our rPET use in Europe has been &gt;50%. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 31 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Risk management Approach to climate scenario analysis Our scenario analysis was built together with Risilience, by developing a digital twin model of CCEP. This used data from CCEP’s financial forecasts, operational footprint, supply chain information, product portfolio and environmental data. We then modelled scenarios under different climate emission pathways. These pathways were defined by assumptions about policy change, energy outlooks, technology innovation, and global temperature change, underpinned by the shared socioeconomic pathways (SSPs) which are widely used, including in the Intergovernmental Panel on Climate Change (IPCC) assessment reports. This physical climate materiality assessment is an important step to inform CCEP’s climate resilience planning. Higher risk sites will be furnished with operational adaptation plans and risk engineering improvements to mitigate against damage and business interruption. Emissions pathway &gt;4°C emissions pathway +2.5°C emissions pathway +1.5°C emissions pathway SSP No Policy SSP 5–8.5 Stated Policy SSP 2–4.5 Paris Ambition SSP 1–1.9 Temperature rise by ≈2100 &gt;4°C +2.5°C +1.5°C Global CO2 emissions 200% by 2100 -75% by 2100 Net Zero by 2050 Global action against climate change Few or no steps taken to limit emissions. Current GHG emissions levels roughly double by 2050. The global economy is fuelled by exploiting fossil fuels and energy- intensive lifestyles. Reliance on existing/ planned policies (not commitments). GHG emissions plateau around current levels before starting to fall mid-century, but do not reach Net Zero by 2100. Immediate and coordinated action to curb emissions. Societies switch to more sustainable practices. Extreme weather is more common than today, but the world has avoided the worst impacts of climate change. Likelihood Low High Low Assessing physical and transition risks and opportunities We assessed physical and transition risks and opportunities in the short (five years), medium (2030) and long term (2040 and beyond). This is in line with a slight extension of our business planning timeframes, our 2030 GHG emissions reduction target, and our long-term 2040 Net Zero target. The time horizon used for our short-term financial impact assessment is five years, during which we can influence outcomes through strategic, capital allocation, commercial and operational decisions. Due to the number of variables and current constraints of our climate risk scenario analysis, financial impact estimates have limitations beyond the short term. Beyond five years, there is significant uncertainty around the financial impact of climate-related risks and opportunities, therefore we have only assessed the financial impact on this time horizon. We also performed a high-level review of how CCEP may be impacted by climate change over the medium and long term. We are using scenario analysis on a non-financial basis to help us understand where risks and opportunities are most likely to materialise, to identify trends, and to integrate them into our strategy. Out of the risks and opportunities we assessed, there are seven risks (three physical, four transition) which we believe are significant. Some risks (e.g. exposure to litigation or investor market risk) were assessed in detail, but are not currently deemed to be significant. We will continue to monitor and refine our modelling of all climate-related risks and opportunities. Planned future mitigating actions, including those to deliver our short-term and long-term GHG emissions reduction targets, have not been taken into consideration in the scenario analysis. We considered the materiality of risks on a “gross risk” basis, not taking into account relevant risk mitigations and any opportunities that may be linked to those risks. Scope and methodology to assess key climate-related risks and opportunities Physical Transition What are physical and transition risks and opportunities? Includes risk of both acute weather events (e.g. floods) and chronic long-term climate shifts (e.g. rising sea levels). Acute physical risks are already occurring – however, the frequency and severity of these is expected to increase. These are risks and opportunities that could occur while transitioning to a lower carbon economy. The level of impact depends on the nature and speed of the transition. The timing of transitional risks is uncertain, but they are more likely to occur in the short to medium term. Opportunities include consumer trends shifting towards products that have lower emissions and are less water and resource intensive. CCEP Scope • CCEP sites and operations • Key areas of our supply chain • Downstream products Quantification Assessed the directional cumulative five-year discounted cash flow at risk (assuming no mitigation). This was completed independently per risk type, including operational disruption and asset damage (physical): loss of revenue, increased cost implications (transition). We have grouped the potential five-year discounted cash flow at risk estimations into “low”, “medium” and “high” bands. Each opportunity and risk threat type was assessed in isolation and independently of one another. These bands are based on a five percent profit before tax estimate on a five year cumulative basis. We plan to utilise this scenario modelling and apply relevant learnings as we continue to develop and refine our carbon reduction roadmaps. This will help increase the resilience of our carbon reduction plans and our wider business strategy by ensuring we fully consider the impact of transitioning to a low-carbon economy, particularly over the medium to long term. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 32 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Physical risk We modelled how extreme weather events and chronic changes to weather patterns could have a direct physical impact on our business or our supply chain. Based on this analysis, the potential risk is highest from an increase in drought/water stress and an increase in heatwaves both of which could cause disruption to our operations and key suppliers. Short-term (five years) cumulative gross risk financial impact estimates (assuming no mitigation) Five-year discounted cash flow at risk Low &lt; €350m Medium €350m–€700m High &gt;€700m Short-term cumulative gross risk - Five-year discounted cash flow (assuming no mitigation) Physical risks What could be expected &gt;4°C emissions pathway +2.5°C emissions pathway +1.5°C emissions pathway Extreme weather events could cause disruption to facilities and logistics routes Increasing severity and frequency of extreme weather events, such as floods, extreme heatwaves, windstorms or freezing, exposes us to the risk of our sites being damaged and/or key transportation routes being impacted. Low Low Low • Acute weather events such as extreme heat or flooding could limit our ability to produce or distribute our products. • The highest level of increased physical risk could come from extreme heat, impacting Australia and Spain over the next five years. • Insurance premiums could increase to cover such events. Increasing water stress or water scarcity Drought, causing an increase in water scarcity and a deterioration in the quality of available water sources in our territories, even if temporary, could result in increased production costs or capacity constraints, which could adversely affect our ability to produce and sell our beverages. Low Low Low • 24 out of our 66 NARTD production facilities are located in areas of baseline water stress, based on WRI Aqueduct mapping. We have experienced impacts from drought at several of our sites in prior years. • A limited increased risk could occur at our sites in both Europe and API in the near-term. This risk marginally increases under the &gt;4°C and +2.5°C warming scenarios. Changes to weather and precipitation patterns could cause disruption to supply of ingredients Decreased agricultural productivity in some regions of the world as a result of changing weather patterns may impact the yield and/or quality of key raw ingredients (e.g. sugar beet, sugar cane, coffee or orange juice) that we use to produce our products. Low Low Low • The areas from where we source our sugar beet, particularly in France, the Netherlands, Great Britain and Spain, could all be subject to climate-related water scarcity issues. • Sugar and orange yields could be negatively impacted across all emissions pathways. • Sugar beet is likely to be the ingredient most sensitive to changing weather patterns in the short term. In our modelling, Spain demonstrated the highest likely decrease in yield, due to potential increased rainfall. • Our modelling demonstrates that coffee yields are unlikely to be adversely impacted. Scenarios are modelled assuming no mitigating actions or progress on our stated sustainability action plan. It assumes that CCEP’s operational footprint, product portfolio and GHG emissions remain static. Our mitigation strategy and our This is Forward sustainability commitments are designed to mitigate climate-related risks. Medium (2030) and long-term (2040 and beyond) non-financial assessment The largest increase of physical risks over the medium and long term occur under the &gt;4°C warming scenario – driven by potential operational disruption at CCEP facilities and disruption to ingredients supply. We conducted a detailed review of 27 high priority CCEP production facilities under the no policy (&gt;4°C) scenario and without mitigating actions. Over the long term time horizon, the risk of flooding is expected to be the primary threat to a limited number of CCEP production facilities, primarily in Belgium, Spain and Indonesia. Climate change may exacerbate water scarcity and cause further deterioration of water quality in affected regions. 21 of our production facilities in Europe, and three of our NARTD production facilities in API have been identified as being located in areas of high baseline water stress through WRI Aqueduct baseline water stress mapping. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 33 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Our strategic response to physical risks Physical risk Value chain How could this impact our business (assuming no mitigation)? How are we addressing these risks? (Our mitigation strategy) Extreme weather events could cause disruption to facilities and logistics routes Manufacturing and operations • Property damage to production and warehouse facilities, logistics hubs and/or distribution fleet. • Damage to facilities, equipment and/or key logistics routes could impact our ability to produce and/or distribute products. • Severe floods in 2021 impacted our production facilities in Chaudfontaine (Belgium) and Bad Neuenahr (Germany). Similar events occurred in Australia in 2022, which did not directly impact our sites, but disrupted our distribution and logistics. We expect flooding to be a key physical risk under all emission pathways. • We work to adapt to and mitigate climate-related risks to our business from extreme weather events by investing in: – Flood defence and climate adaptation at our sites. – Business continuity planning. • In 2022, we invested approximately €3 million in flood defence and climate adaptation across Europe and API. Increasing water stress or water scarcity Manufacturing and operations • Water stress or water scarcity could cause disruption to our production, lead to regulation or limits on our water abstraction which could disrupt or restrict our ability to produce our products. • Even if temporary, this could result in increased production costs or capacity constraints, which could adversely affect our ability to produce and sell our beverages, and increase costs. • 24 out of our 66 NARTD production facilities are located in areas of baseline water stress, based on WRI Aqueduct water risk analysis. We have experienced impacts from drought at several of our sites in prior years, for example in 2020, production at our sites in Dongen (the Netherlands) and Dunkerque (France) was impacted by drought. • We regularly review the water risks at our NARTD production facilities through WRI Aqueduct baseline water risk assessments, Facility Water Vulnerability Assessments (FAWVA), and Source Water Vulnerability Assessments (SVAs). • These risks assessments directly inform the context based water targets at our NARTD production facilities, to effectively manage local water risks. • At sites located in areas of higher water stress, we work with NGOs, local authorities, and the local community to help protect the watersheds we use. • We target 100% regenerative water use in our ‘leadership locations’ by 2030(A). This includes reducing our water use ratio, finding a beneficial use for the wastewater we discharge, and funding replenishment projects near our leadership locations. • In 2022, we invested approximately €1.6 million in water efficiency technology and processes in our sites. We estimate that these investments could help us avoid annual water and waste treatment costs of approximately €125,000 per year. Changes to weather and precipitation patterns could cause disruption to supply of ingredients Supply chain • Changing weather patterns and/or extreme weather events could impact the yield and/or quality of key ingredients or raw materials that we use to produce our products - for example, sugar beet, sugar cane, orange juice or coffee. This could reduce availability or increase the cost of ingredients. • The areas from where we source our sugar beet, particularly in France, the Netherlands, Great Britain and Spain could all be subject to climate-related water scarcity issues (based upon WRI Aqueduct water risk analysis). • We are asking all of our carbon strategic suppliers(B) to set their own science-based GHG reduction emissions targets, including our ingredients suppliers. • Aim for 100% of our key agricultural ingredients and raw materials to be sourced in compliance with our Principles for Sustainable Agriculture (PSA). • We invest in water replenishment programmes in our key sourcing regions – focusing on supporting advanced water management practices. • We support suppliers in being able to measure, set targets and reduce their emissions through training programmes such as the Supplier Leadership on Climate Transition (Supplier-LoCT) programme. (A) Non-alcoholic ready to drink (NARTD) production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. (B) Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (approximately 200 suppliers in total). Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 34 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Transition risk Our scenario analysis was focused on the transition risks faced across our value chain under three emissions pathways. Our analysis highlighted a greater potential impact from transition risk in the short term compared to physical risk. The level of exposure to transition risks is driven by the warming scenario, with a +1.5°C scenario showing the highest level of potential transition risk. Short-term (five years) cumulative gross risk financial impact estimates (assuming no mitigation) Five year discounted cash flow at risk Low &lt; €350m Medium €350m–€700m High &gt;€700m Short-term gross risk - 5 year discounted cash flow (assuming no mitigation) Transition risk What could be expected? &gt;4°C emissions pathway +2.5°C emissions pathway +1.5°C emissions pathway Policy Carbon pricing is used as a shadow mechanism through which governments can incentivise GHG emissions reductions. The scenarios assume the use of higher carbon prices across CCEP markets to price and penalise GHG emissions, including those linked to packaging materials, to drive decarbonisation. Low Low Medium Assumes negligible carbon taxes Assumes an average €40/tCO2e of carbon taxes in year five Assumes an average €80/tCO2e of carbon taxes in year five Market Consumer awareness of environmental impact drives a shift towards more sustainable, lower-emission alternative products and services. The scenarios assume that consumer preferences will shift towards packaging options that are perceived to be more sustainable, transforming market demand. Low Low Low Assumes low consumer demand for packaging types that are perceived to be more sustainable Assumes moderate demand for packaging types that are perceived to be more sustainable Assumes rapid growing demand for packaging types that are perceived to be more sustainable Technology Regulation or market forces could result in the phasing out of fossil fuel and fossil- fuel dependent equipment and vehicles. This could result in carbon-intensive assets becoming devalued and stranded, resulting in impairment and asset write- offs. CCEP has a limited proportion of equipment or assets that depend directly on fossil fuels, with our own fleet assets the primary driver of risk. Low Low Low Assumes that development is fossil- fuel driven with little innovation Assumes moderate investment and innovation in renewable energy Assumes rapid decarbonisation, including a rapid shift to renewable energy Reputation Levels of consumer activism could be influenced by how much climate action is taken by the beverage sector and by CCEP. This assumes a potential gross risk if CCEP falls behind the beverage sector, causing increased consumer activism relative to our competitors. This assessment does not include packaging changes likely to be required by legislation across the sector. Low Low Low Low level of consumer activism Moderate climate activism. Assume CCEP is perceived to be in line with the beverage sector Assumes CCEP does not keep pace with the beverage sector, causing increased consumer activism Scenarios are modelled assuming no mitigating actions or progress on our stated sustainability action plan. It assumes that CCEP’s operational footprint, product portfolio and GHG emissions remain static. Our mitigation strategy and our This is Forward sustainability commitments are designed to mitigate climate-related risks. Medium (2030) and long-term (2040 and beyond) non-financial assessment Beyond a five-year time horizon, the level of uncertainty of transition risks increases. Transition risks are expected to be the most impactful in the short to medium term. In the next five years, in light of the challenge of coordinating global climate action, modest political, economic, and social changes will drive financial impact. More significant action to stimulate a low-carbon transition will accelerate the rate of transition and increase the magnitude of impacts to the business. Over the medium term, new regulations designed to decrease the use of packaging materials that contribute to GHG emissions or that introduce quotas for refillable packaging could require additional investments in our packaging portfolio, manufacturing capabilities and distribution network. This could be accelerated by an increasing demand from consumers for more sustainable products. Through our Sustainable Packaging Office we continue to monitor risks and opportunities linked to various packaging models and regulations, including ways to maximise returns on possible investments through pricing, increasing our value share and the avoidance of potential taxes. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 35 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Our strategic response to transition risks Policy Packaging Introduction of carbon and/or packaging taxes or levies, aimed at reducing GHG emissions from packaging and waste, that could result in: • increased costs for packaging materials • A target to collect and recycle a bottle or a can for each one we sell by 2030. Enabled through cross industry collaboration to increase recycling rates and driving a circular economy. • Increasing recycled material in our bottles and cans. • A commitment to stop using oil-based virgin plastic in our bottles by 2030. • Innovating in refillable and dispensed solutions as a key strategic route to eliminate packaging waste and reduce our carbon footprint. • Between 2020 and 2022, we invested €300 million in GHG emissions reduction, a portion of which helped us accelerate our use of rPET. Using rPET provides CCEP with a significant opportunity to increase our recycled content level in specific countries to mitigate potential taxes, and could help protect us against potential new taxation, marketing restrictions and bans on single use plastic bottles which do not contain recycled plastic. Operations and raw materials Increase in carbon taxes, aimed at reducing GHG emissions within industry groups that could result in: • increased energy costs • increased raw materials costs • Set science based short-term and long-term GHG emissions reduction targets to reduce our absolute GHG emissions by 30% by 2030 (vs 2019), and to achieve Net Zero by 2040. • The purchase of renewable electricity (100% in Europe since 2018; 100% in API by 2030). • Engaging and working with our carbon strategic suppliers to: – set their own science based GHG emissions reduction targets by 2023 (Europe) and 2025 (API) – use 100% renewable electricity in their operations by 2025 (Europe) and 2030 (API) – share their carbon footprint data with us • Aim to source all our agricultural ingredients and raw materials sustainably by ensuring our ingredient suppliers meet our PSA requirements. • In 2022, we invested ~€24.8 million in energy, logistics and carbon-saving technologies across our markets, saving ~9,000 MWh per year and ~30,000 tonnes of CO2e. We estimate that these investment measures could help us avoid annual costs of approximately €1.0-1.2 million per year. Market (consumer) Brands and portfolio • Loss of revenue and/or missed growth opportunities • Regular review of products and business models based on their carbon, packaging and water footprints. • Removing packaging materials where we can and setting targets to work towards collecting all the packaging we use, increase our use of recycled content and reuse packaging in a circular system. Technology Operations • Asset write downs, investments in low-emission technology to meet market regulation • Investment in lower-emission/renewable energy reliant manufacturing equipment and transportation. • Commitment via EV100 to transition all of our cars and vans in Europe to electric vehicles (EVs), or ultra-low emission vehicles by 2030. In 2022, 20% of our cars and vans in Europe were plug-in hybrid electric or pure EVs. • Investing in the decarbonisation of our production facilities in line with our short-term GHG emissions reduction target. • Reviewing and investing in emerging technologies through CCEP Ventures. Reputation Brands and portfolio • Loss of revenue and/or missed growth opportunities due to consumer activism against our sector and/or our products • Set science based short-term and long-term GHG emissions reduction targets to reduce our absolute GHG emissions by 30% by 2030 (vs 2019), and to achieve Net Zero by 2040. • Increasing recycled content in packaging and increasing collection rates. • Developing refillable and reusable product offerings for consumers. • Continue to work with TCCC and other franchise partners as part of a system approach driving the sustainability agenda of our brands. Transition risks Value chain How could this impact our business (assuming no mitigation)? How are we addressing these risks? (Our mitigation strategy) Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 36 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Metrics and targets Through our sustainability reporting and disclosure we measure, monitor and manage our sustainability targets and other sustainability-linked metrics. As part of our sustainability materiality process, we have used stakeholder insights to inform the update of our This is Forward commitments. The targets in This is Forward have been extended to cover all of our markets in Europe and API, and include ambitious, time-bound sustainability commitments. We plan on completing a more detailed materiality analysis in 2023. For a full list of all sustainability metrics disclosed within this report please refer to our “Sustainability key performance data summary” on pages 249-252. This section also includes a summary of our approach to reporting, and an overview of our GHG emissions calculation methodology. Climate-related targets This is Forward includes key metrics and targets to assess and manage climate risks and opportunities across our value chain. Our climate targets are: • Net Zero GHG emissions (Scope 1, 2 and 3) by 2040 • Reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030 (versus 2019) • Use 100% renewable electricity across all markets by 2030 • 100% of carbon strategic suppliers to set science based targets by 2023 (Europe) and 2025 (API) • 100% of carbon strategic suppliers to use 100% renewable electricity by 2025 (Europe) and 2030 (API) Our short-term and long-term emissions targets have been submitted to the SBTi for approval. To support the development of a new Group wide science based GHG emissions reduction target, we have established carbon reduction roadmaps across our markets. Over the next year, this work will help us develop a low-carbon transition plan, supported by long-term investment. The table to the right provides an overview of our GHG emissions and energy use. A more detailed breakdown of emissions by source can be found in our Forward on Climate section on pages 38-41. Water efficiency and replenishment targets We adopt a value chain approach to water stewardship, focusing on water efficiency within our own operations, and work to protect the sustainability of the water sources that our business, our communities and our suppliers rely upon. Our This is Forward water targets are as follows: • Set context based water targets at all NARTD production facilities • Replenish 100% of the water we use in our beverages • 100% regenerative water use in ‘leadership locations’ by 2030 Our manufacturing water use ratio(A) is a key metric to measure water efficiency and all of our NARTD production facilities must set site-level water use ratio reduction targets, the level of which is based on the local site risk. In 2022, we achieved a 5.4% improvement in water use efficiency since 2019. We also measure and report on total water withdrawals and production volumes from areas of baseline water stress. Please see our ‘Forward on water’ section on pages 46-48 for further details on our water strategy and water risk assessment process. Packaging metrics and targets Packaging represents 38% of our total value chain carbon footprint – making it one of the most material areas where we can reduce our carbon footprint. Removing and reducing unnecessary packaging and driving the circularity of packaging we use will reduce the carbon footprint of our packaging and help us achieve our climate goals. More information on our packaging strategy, targets and metrics can be found in our Forward on packaging section, see further details on pages 42-45. Carbon emissions and energy use Group(B) UK and UK offshore(C) Tonnes of CO2e 2019(D) baseline 2022 2019(D) baseline 2021 2022 Scope 1 Direct emissions (e.g. fuel used in manufacturing, own vehicle fleet) 343,784 295,904(F) 36,193 37,501 29,436 Scope 2 (market based) Indirect emissions (e.g. electricity) 218,082 186,494(F) 37 2 2 Scope 2 (location based) Indirect emissions (e.g. electricity) 380,173 303,597(F) 22,186 16,489 15,985 Scope 3 Third party emissions (e.g. ingredients, packaging, CDE, third party transportation) 5,410,655 4,931,065(F) 712,608 682,888 700,012 GHG emissions Scope 1, 2 and 3 (full value chain)(E) 5,972,521(F) 5,413,463(F) 748,838 720,391 729,449 Intensity ratio Full value chain GHG emissions (Scope 1, 2 and 3) per litre (g CO2e / litre) 330.7(F) 289.4(F) 248.9 228.3 215.8 GHG emissions (Scope 1 and 2) per euro of revenue(E) 36.9 27.9(F) 15.0 14.4 9.5(F) Energy use Direct energy consumption (Scope 1) (MWh) 1,276,424 1,120,774 145,385 161,015 131,111 Direct energy consumption (Scope 2) (MWh) 935,478 901,588 94,622 85,390 91,904 Direct energy consumption (Scope 1 and Scope 2) (MWh) 2,211,902 2,022,362(F) 240,007 246,405 223,016(F) Note: For details on our approach to reporting and methodology please see our ‘2022 Sustainability reporting methodology’ document on cocacolaep.com/sustainability/download-centre (A) Measured as litres of water per litre of finished product produced. All beverage production facilities. (B)The acquisition of API completed on 10 May 2021 however the baseline metrics above are presented on a full year basis for 2019 to allow for better period over period comparability. 2021 data not disclosed due to the timing of the Acquisition. (C) Equates to Great Britain for CCEP. (D) 2019 baseline has been restated – as described in our “Sustainability key performance data summary” on pages 248-251. (E) Scope 2 is market based approach only. Emissions from biologically sequestered carbon in 2022 were 63,500 tonnes of CO2e, reported outside of the three scopes, in line with WRI/WBCSD GHG Protocol guidance. (F) Subject to external independent limited assurance by DNV. See page 252 for details Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 37 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

The context Our strategy Targets and performance(A) The Intergovernmental Panel on Climate Change (IPCC) has issued a ‘code red’ for humanity, showing unequivocally that human activity is the cause of rapid changes to our climate. To limit global warming to 1.5°C, humanity must achieve global net zero emissions by 2050. We take our responsibility to reduce our GHG emissions seriously. Over the last decade, we have made strong progress across our entire value chain – but much more needs to be done. We are committed to decarbonising our entire business. Following work to better understand our emissions in our API business, we have submitted short-term and long-term absolute GHG emissions reduction targets, covering our Scope 1, 2 and 3 emissions, to the SBTi for their approval. This includes a: • short-term target to reduce our absolute GHG emissions by 30% by 2030 (versus 2019) • long-term target to reach Net Zero by 2040 We anticipate that the SBTi will complete its review by the end of 2023. We know that these targets are challenging and we are focused on delivering them by: • developing a low-carbon transition plan, focused on reducing emissions across each area of our value chain, supported by long- term investment • including a GHG emissions reduction target in our LTIP for senior management. This metric has a 15% weighting and is included alongside traditional financial metrics, including earnings per share and return on invested capital • asking our carbon strategic suppliers to set their own science based carbon reduction targets and to shift to 100% renewable electricity • developing a limited carbon offsetting strategy for the short and long term, focused on carbon removals, to support our Net Zero target. Reduce emissions Reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030(B), versus 2019 Group Target 30% reduction by 2030 (versus 2019) 2022 9.4% Europe 2022 11.4% 2021 13.6% API 2022 6.0% Supplier engagement 100% of carbon strategic suppliers(D) to set science based targets by 2023 (Europe) and by 2025 (API) Group Target 100% by 2025 2022 17.0% Europe Target 100% by 2023 2022 27.0% API Target 100% by 2025 2022 5.0% (A) The acquisition of API completed on 10 May 2021. The Group and API sustainability metrics are presented on a full year basis for 2019 baselines calculated on a pro forma basis to allow for better period over period comparability. (B) New Group wide commitment versus 2019. Submitted SBTi target and awaiting approval. We anticipate that the SBTi will complete its review by the end of 2023. (C) See page 40 for renewable electricity purchased percentages for Group, Europe and API. (D) Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (~200 suppliers in total). A further 42% (Europe 56%; API 30%) have committed to set science based targets, including those who may have already submitted targets to the SBTi. (E) Complete data not available for 2022 reporting. We aim to report on this indicator in 2023. Renewable electricity consumption Use 100% renewable electricity across all markets(C) by 2030 Group Target 100% by 2030 2022 74.4% Europe 2022 99.5% 2021 99.4% API 2022 23.8% Supplier engagement 100% of carbon strategic suppliers to use 100% renewable electricity by 2025 (Europe) and by 2030 (API)(E) Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 38 Taking action on sustainability continued Forward on climate

GHG emissions | Value chain Delivering a low-carbon transition Between 2020 and 2022, we supported the delivery of our GHG emissions reduction target through a €300 million investment plan. A proportion of this investment helped us accelerate our use of recycled PET (rPET) resulting in us achieving our &gt;50% rPET target four years early in Europe(A). Our efforts across our entire value chain reduced emissions by 9.4% versus 2019. In 2022, to support the development of a new Group wide science based GHG emissions reduction target, we established carbon reduction roadmaps across our markets. These focus on achieving “big bet” decarbonisation initiatives across our value chain by 2030. This includes initiatives such as reviewing our pack mix, efficiency improvements to our cold drink equipment (CDE), and our third party transportation and distribution. This work will help us develop a low-carbon transition plan, supported by long-term investment. To support our business planning, we have embedded a carbon projection into our 2023–2025 long range plan and 2023 business plan, providing us with greater connection between our commercial and carbon forecasts. We also piloted a preliminary internal carbon price of €100/tCO2e in Europe as a way of influencing strategic business decisions. CCEP Ventures Through CCEP Ventures, our investment platform for sustainability initiatives, we aim to invest in solutions that will help us reach our Net Zero 2040 target, including carbon-capture technology. (A) In 2019, we announced enhanced packaging targets for Europe, bringing forward the deadline to use at least 50% rPET from 2025 to 2023. Since 2021, our rPET use in Europe has been &gt;50%. In 2022, we invested in a collaboration with the University of California, Berkeley to research the production of sugar from captured CO2. Building upon that partnership, CCEP Ventures recently entered into two new partnerships with Universitat Rovira i Virgili in Tarragona, Spain and the University of Twente in the Netherlands. These partnerships will explore ways to transform captured CO2 that is present in an emission source or even in the atmosphere into the production of other goods like fuel, ingredients, and packaging. Discover more about CCEP Ventures at cocacolaep.com/ventures Reducing supplier GHG emissions Over 90% of our value chain GHG emissions are attributed to our supply chain (Scope 3). To reduce our Scope 3 emissions, we have asked approximately 200 carbon strategic suppliers (representing approximately 80% of our emissions) to: • set science based targets by 2023 in Europe and by 2025 in API • use 100% renewable electricity by 2025 in Europe and by 2030 in API By the end of 2022, 17% (Europe 27%; API 5%) of these suppliers had set a science based emissions reduction target. A further 42% (Europe 56%; API 30%) have committed to set science based targets, including those who may have already submitted targets to the SBTi. Approximately 36% of our Scope 3 emissions in Europe were linked to suppliers with SBTi-validated targets in 2022. We are also working with TCCC to collect and validate emission data directly from our suppliers, initially focusing on packaging and ingredient suppliers. This work will be critical in helping us to reflect the impact of our suppliers’ actions more accurately. Reducing the carbon footprint of our packaging Packaging accounts for a significant part of our GHG emissions, representing 38% of our total carbon footprint. We work to reduce the carbon footprint of our packaging in many ways - including reducing the weight of our packaging, innovating in refillable packaging and packageless technology, and by reviewing our pack mix . One of the most significant ways we can reduce the carbon footprint of our packaging is by replacing virgin material with recycled content across all of our packaging types. In 2022 48.5% of the PET we used was rPET (Europe 56.3%; API 26.9%). We estimate our use of rPET in 2022 delivered a reduction of approximately 100,000 tonnes of CO2e(B). In addition, we have a target to stop using oil- based virgin plastic in our bottles by 2030. In 2022, 44.7% of the PET bottles we sold were 100% rPET bottles (Europe 54.0%; API 25.8%). Read more about our packaging activities on pages 42-45 Reducing the carbon footprint of our ingredients Our ingredients account for 23% of our total carbon footprint. The majority of this footprint comes from the farming, processing and transportation of our ingredients. To reduce it, we are collecting more accurate carbon data from our suppliers and aim for 100% compliance with our Responsible Sourcing Policy (RSP) which includes TCCC’s Supplier Guiding Principles (SGPs), Principles of Sustainable Agriculture (PSA) and commitments and expectations around carbon management. Read more about our approach to sourcing on pages 49-52 (B) Comparing 0% rPET rate vs actual 2022 48.5% rPET rate GHG emissions across our value chain (Group)(C) Ingredients 23% Packaging 38% Operations and commercial sites 12% Transport 8% Cold drink equipment (CDE) 19% (C) Rounded to the nearest 1% Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 39 Taking action on sustainability continued Forward on climate continued

GHG emissions | Operations and commercial sites Reducing the carbon footprint of our operations and commercial sites Our operations and commercial sites account for 12% of our total carbon footprint. We are working to reduce emissions from our production facilities by shifting to renewable electricity, improving energy efficiency, investing in on-site renewable energy, transitioning from fossil fuel to electric machinery (such as boilers and manual handling equipment) and reducing our fugitive CO2 losses. In 2022, we invested ~€24.8 million in energy, logistics and carbon-saving technologies. We estimate that this could save approximately 9,000 MWh and ~30,000 tonnes of CO2e per year. We estimate these investments could help us avoid annual electricity and natural gas costs of ~€1-1.2 million per annum. For example in 2022, we saved approximately 800 MWh per year by improving the efficiency of high pressure air compressors at three Spanish production facilities. In Indonesia, we carried out more than 30 energy-efficiency projects, which helped to reduce our energy use ratio from 0.93 in 2021 to 0.82 MJ/litre in 2022. Energy use ratio (MJ/litre of product produced) Group 2022 0.35 Europe 2022 0.30 2021 0.32 API 2022 0.56 Renewable electricity Using renewable electricity is critical to our decarbonisation journey. As a member of The Climate Group’s RE100 initiative, we are committed to using 100% renewable electricity across all of our markets by 2030. In Europe, we have purchased 100% renewable electricity since 2018, with 99.5% of the total electricity we used in Europe in 2022 coming from renewable sources. The gap is due to a small amount of non-renewable electricity used in leased facilities where we do not directly control the electricity contracts. In API, 20.5% of the electricity purchased and 23.8% of the electricity used was from renewable sources. In New Zealand, we switched to using 100% renewable electricity three years ahead of our target. In Australia, we have signed an eight year renewable electricity agreement with Alinta Energy to purchase large-scale generation certificates and 13,000 MWh a year of renewable electricity from the Yandin Wind Farm, one of the largest in Western Australia. We continue to invest in renewable and low-carbon energy projects at our production facilities, including on-site and power-purchase agreements for solar, wind, combined heat and power (CHP), district heating and hydropower. In 2022, 15 of CCEP’s facilities sourced electricity from on-site solar, wind or hydro power, generating ~17,000 MWh of electricity. For example, in Portugal, we installed solar panels at our Azeit&atilde;o plant in 2022, supplying up to 18% of the site’s electricity demand. Purchased renewable electricity (percentage) Group 2022 75.0% Europe 2022 100% 2021 100% API 2022 20.5% Carbon offsetting We are focused on decarbonising our business, in line with a 1.5˚C reduction pathway. In line with SBTi-Net Zero guidance, we support a limited amount of carbon offsetting outside of our value chain in the short term. To do this, we have purchased a limited amount of high-quality carbon credits to offset emissions where we cannot reduce further – for example, to offset remaining emissions for our carbon neutral production facilities. In 2022, we retired 9,375 tCO2e of carbon credits from a VCS-certified REDD forest protection project based in Pulau Borneo, Indonesia. These credits were used to offset remaining emissions from our six carbon neutral sites. We have also purchased a limited amount of credits that we plan to use in 2023 and 2024. In the longer term, we will be working to directly invest in nature-based solutions that remove carbon from the atmosphere. Case study Carbon neutral production facilities To support our Net Zero by 2040 ambition, and reduce our absolute GHG emissions across our value chain by 30% by 2030 (vs 2019), we are supporting our sites to reduce their emissions and become PAS 2060 carbon neutral certified. By the end of 2022, six sites – Chaudfontaine, Belgium; Genshagen, Germany; Morpeth, Great Britain; Vilas del Turb&oacute;n, Spain; Jordbro, Sweden and Putāruru, New Zealand – were certified as carbon neutral. To be part of this programme, production facilities must have significantly reduced their emissions over the previous three years, and have a plan to continue reducing emissions in the future. For example, our Putāruru site switched to use 100% certified renewable electricity during 2022 and is transitioning from LPG to electric forklifts to reduce its GHG emissions further. In 2022, the carbon intensity of production at the site reduced by ~40% CO2e per litre compared to 2021. Find out more at cocacolaep.com/annual- report/case-study/carbon-neutral Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 40 Taking action on sustainability continued Forward on climate continued

GHG emissions | Transportation, distribution and cold drink equipment Reducing emissions from our car fleet, vans and trucks GHG emissions from our car fleet and vans account for 24% of our Scope 1 emissions. As a members of the Climate Group’s EV100 initiative, we have committed to transition all of our cars and vans in Europe to electric vehicles (EVs), or ultra-low emission vehicles, and where EVs are not viable, by 2030. To support this shift, we aim to offer workplace charging and make it convenient for employees to charge EVs at home, at work and on the go. In Europe, we increased our use of hybrid and electric cars and vans from 12% in 2021 to 20% in 2022. In 2022, we introduced 30 electric trucks to make last mile deliveries to customers in Belgium, covering approximately 40% of the country’s local delivery routes. The trucks are powered by charging stations using 100% renewable electricity at our production facilities. Making our distribution networks more efficient GHG emissions from our third party distribution and transportation account for approximately 7% of our Scope 3 emissions. To reduce emissions, we are improving our warehouse capacity, working with suppliers to change the way we transport our products, and increasing our use of alternative fuels. By adding warehouse capacity at our production facilities, we have reduced road miles and can now deliver directly to customers from our production facilities instead of using external warehouses. In Germany we have been recognised by the Sustainability Heroes Awards for our collaboration with DB Cargo, to facilitate the transportation of our products via rail. This project saved over five million truck kilometres over the past three years. By working with our suppliers, we have also cut the distance our ingredients and raw materials travel to reach our production facilities. Many of these sites are located next to our can suppliers, eliminating the need to transport empty cans. Some of our production facilities, including Grigny in France, Wakefield in Great Britain and Halle in Germany, manufacture their own PET bottle pre-forms. We have also worked with some sugar beet suppliers to switch deliveries from road to rail. In several European countries, we run front-hauling and back-hauling programmes together with customers and suppliers. We have back-hauling arrangements with key customers across France, Great Britain, the Netherlands and Sweden. We are also expanding the use of Eco-Combi trucks in the Netherlands and Belgium. Longer than conventional trucks, they can carry up to 38% more per journey, helping to reduce GHG emissions. We are also exploring alternative fuels and new technologies. Alternative fuels currently make up ~8% of the total kilometres driven by our hauliers in Europe, and we are working to increase this. Our hauliers use hydrotreated vegetable oil (HVO100) in Great Britain, Germany, the Netherlands, Spain and Sweden, compressed natural gas (CNG) and BioCNG in France, liquefied natural gas (LNG) in Belgium and Luxembourg and gas-powered trucks in Germany and Spain. Reducing our emissions from cold drink equipment (CDE) GHG emissions from our CDE represent 19% of our total carbon footprint. In 2022, we reduced the energy use of our CDE equipment per unit across our markets by 3% versus 2021. Our efforts to replace old and obsolete equipment, also led to a reduction of 8% in the size of our CDE fleet and a 10% decrease in total energy consumption versus 2021. This helped drive a reduction of GHG emissions of 13% CO2e in 2022. All new coolers purchased in 2022 were hydrofluorocarbon (HFC)-free. In total, 51% of our cooler fleet is now HFC-free. In 2022, we launched our Connected Coolers Technician App which helps reduce technician visits and improves cooler efficiency. This will also help us better track and manage our fleet. When we do dispose of old equipment, we aim to take full responsibility by ensuring recycling and its safe disposal. In API, cold drink equipment can often be a significant source of emissions, due to the use of fossil fuels in the national electricity grid. In addition to working to improve the energy efficiency of our fleet across API, we strongly support the continued shift to renewable electricity across our markets. Working with customers We also support our customers to reduce their own emissions. In 2022, we continued to drive our Net Zero Pubs, Bars and Restaurants initiative in Great Britain in partnership with Pernod Ricard and Net Zero Now. This online platform calculates the carbon footprint of bars and restaurants and provides customers with guidance on reducing emissions. In Spain, we continue to support the ECODES Foundation Community’s HOSTELERIA #PorElClima platform, which aims to reduce the carbon footprint of the hotel, caf&eacute; and restaurant sector, by giving guidance and recommendations and by raising awareness of carbon management practices in the industry. Learn more about our stakeholders engagement on pages 14-17 Case study Switch from road to rail In Great Britain, in partnership with Maritime Transport Ltd, and GB Railfreight, we are making the switch from road to rail to distribute our drinks between our production facilities and third party warehouse locations across London and Yorkshire. When running at full capacity, the change will see up to 18,000 loads of CCEP’s products – some 2.5m cans and bottles – delivered by rail per day, reducing carbon emissions by nearly 50% compared to previous road operations. Distribution km via alternative modes ~24m In 2022, ~9% of our third party distribution km travelled in Europe were via alternative modes of transportation like rail, ship or eco-combis. Distribution km using alternative fuels ~20m In 2022, ~8% of our third party distribution km travelled in Europe used fuels like HVO100 or CNG. Find out more at cocacolaep.com/annual- report/case-study/road-to-rail Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 41 Taking action on sustainability continued Forward on climate continued

The context Our strategy Targets and performance Waste and pollution, particularly from plastic packaging, is a significant global challenge. We are taking urgent action to reduce the impact of our packaging. We have a responsibility to help tackle the packaging waste crisis and understand the urgency and complexity around plastic pollution. By reimagining the way we do business, we are progressively moving away from a linear model and the waste it creates, towards a 100% circular model. We are committed to reducing our use of packaging where possible and ensuring that the equivalent of all the packaging we do use is collected, reused or recycled so that it does not end up as waste or litter. These actions will also reduce the carbon footprint of our packaging. In 2022, our packaging represented 38% of our total value chain carbon footprint. We aim to achieve this through the key pillars of our packaging strategy: • Removing unnecessary packaging • Innovating in refillable and packageless solutions • Achieving 100% collection so that packaging can be recycled and reused • Increasing the recycled content of our packaging Our Sustainable Packaging Office (SPO) streamlines all the technical and exploratory sustainable packaging work across our geographies, accelerates our innovation and supports progress towards our goals. Design(A) 100% of primary packaging to be recyclable by 2025 Europe 2022 98.7% 2021 98.3% Collection Collect and recycle a bottle or a can for each one we sell by 2030 Group Target 100% by 2030 2022 71.8% Europe 2022 76.7% API 2022 53.0% Recycled plastic (rPET) 50%(B) recycled plastic in our PET bottles in Europe by 2023 - other API markets by 2025 Group Target 50% by 2025 2022 48.5% Europe Target 50% by 2023 2022 56.3% 2021 52.9% API Target 50% by 2025 2022 26.9% Virgin plastic Percentage of PET bottles that are 100% rPET(C) Group Target 100% by 2030 2022 44.7% Europe 2022 54% API 2022 25.8% (A) Complete data for Group and API not available for 2022 reporting. We are completing an assessment across API. For details see our ‘100% recyclable’ section on page 43. We aim to report on this indicator for Group and API in 2023. (B) Percentage based on one way PET bottles sales (tonnes). (C) Percentage based on one way PET bottles sales (individual consumer units). Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 42 Taking action on sustainability continued Forward on packaging

Packaging carbon footprint - removing unnecessary packaging Packaging life cycle analysis (LCA) Together with TCCC, we have conducted life cycle analysis to assess the carbon footprint of our packaging. This allows us to make informed decisions and helps us prioritise our efforts to reduce the GHG emissions of our packaging. In 2022, we updated our LCA work to help us compare the carbon footprints of our different packaging formats. Having a solid understanding of the factors that contribute to the carbon footprint of our products, enables us to focus on key areas such as increasing collection rates and recycled content. LCA allows us to understand the potential carbon impact of changing from one packaging type to another. For example, switching from PET to aluminium cans or one way glass could currently result in higher GHG emissions. We also know that 100% rPET has up to a ~70% lower carbon footprint than virgin PET. We are working to reduce the carbon intensity across our packaging portfolio and we know that we will need a balanced and optimised packaging portfolio in the future to allow consumers to enjoy our drinks in a more sustainable way. Read more in Forward on climate on pages 38 - 41 Future pack mix In 2022, we held multiple workshops across our key geographies to help forecast our future pack mix up to 2030. This work is critical in developing our overall emissions reduction strategy. It also enables us to explore ways to accelerate our use of reusable packages across our markets. Our pack mix vision provides a sustainable packaging pathway, while delivering volume growth and mix that supports our mid-term financial objectives. Our work takes into account upcoming legislation, both likely and enacted, which in selected markets or sub-channels will require us to reduce the use of single use plastic or introduce refillable packaging. As a result of this project we have started to build a roadmap that will increase the sustainability of our packaging portfolio. Over time we will continue to refine and optimise our future pack mix vision. 100% recyclable Recyclability is the first principle of the circular economy. For packaging to retain its value and for the material to be recycled, it must first be collected and be compatible with recycling infrastructure in practice and at scale. We’re aiming for 100% of our primary packaging to be recyclable or reusable by 2025. In 2022, 98.7% of our primary packaging across European markets were recyclable. We want to ensure our packaging is not just technically recyclable, but that it is easy and feasible for consumers to recycle. While most of our packaging is technically recyclable in API, we are completing an assessment to understand whether the collection systems in place cover the right materials, and reach enough people. We are also reviewing whether existing collection systems sort and aggregate collected materials into defined recycling streams, and whether material is converted into a secondary raw material which has economic value, and can be used again. We are continuing this assessment, and aim to be able to report a percentage of packaging that is recyclable in API next year. Hard to recycle packaging Although we are focusing on making our primary packaging recyclable, we ultimately want to ensure all the materials we use are recyclable, preferably in a closed loop system. To achieve this, we are taking steps to make our labels, closures and shrink wrap we use for multipacks recyclable as well. Some of the key hard to recycle items we are working on are: • exploring mechanical recycling for polypropylene (PP) plastics as well as mechanical and enhanced technologies for high density polyethylene (HDPE) plastics. Both plastic types are often used on closures. • forming partnerships to increase recycling streams for shrink wrap. • developing mechanical recycling technology to create recycled labels. • joining a cross industry initiative to move to washable inks on shrink sleeves, making it easier to recycle labels alongside bottles. • in Australia, we are working with the government through the local industry association to align new labelling with the requirements of container deposit schemes. Lightweighting We have a long-standing programme to reduce the weight of our packaging and optimise the materials we use. In 2008, a 500ml PET bottle weighed 28.9g. Today, thanks to innovative work with our suppliers, this same bottle now weighs just 19.9g, and current projects will reduce this further. In 2022, we continued to shift our can portfolio from steel to aluminium in Europe. As aluminium is lighter than steel we estimate the volume transitioned to aluminium cans from steel during 2022 resulted in eliminating approximately 11,500 tonnes of CO2e. In API, we only use aluminium cans. Case study Tethered closures and light weighting In full compliance with the European Single Use Plastics Directive which will take effect in 2024, we are introducing tethered closures to our plastic bottles across our European markets. Our PET bottles, including the caps, are 100% recyclable but not all are being recycled. Bottle caps are often discarded and create litter. We have started to introduce tethered closures and a newly designed lighter weight neck on our PET bottles for carbonated soft drinks. The new design means that the cap stays connected to the bottle after opening, so the whole plastic bottle and attached cap can be recycled together. This move will save at least 1g of plastic per bottle – approximately 6,800 tonnes of plastic a year by 2024. This new solution was developed in collaboration with TCCC, working closely with multiple bottle and closure suppliers. Find out more at cocacolaep.com/annual- report/case-study/attached-caps Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 43 Taking action on sustainability continued Forward on packaging continued

Innovating in refillable and packageless and increasing recycled content Refillable or reusable Reusable packaging will help us become more resource efficient, and reduce our packaging waste, material use and carbon footprint. By 2030, TCCC aims to have at least 25% of their global volume sold in refillable or returnable glass or plastic bottles, or in refillable containers through traditional fountain or Coca-Cola Freestyle dispensers. Refillable bottles already have a significant presence in some of our markets. In 2022, ~15% of the packaging units we put on the market in Europe were returnable and refillable. In Europe refillable PET bottles represented ~12% of the PET bottles we put on the market, and ~84% of our glass bottles were refillable. We continue to pilot and develop new refillable solutions in Europe. Dispensed delivery solutions Compared to packaged beverages, dispensed solutions often have a lower carbon footprint. They allow consumers to enjoy our drinks with less packaging and are compatible with reusable cups or bottles. We continue to innovate our dispensed product offering and work with partners to develop new digitally advanced smart dispensing equipment. We are engaging with customers and consumers to encourage more sustainable choices, such as switching from single use to reusable drinking vessels. Through pilot projects, we are testing consumer behaviour to better understand the potential of dispensers and reusable containers to reduce waste and GHG emissions. ~9% of our volumes in 2022 were enjoyed via dispensed solutions (Europe ~8%; API ~11%). Case study New Compact Freestyle® drinks dispenser pilots in Europe New Compact Freestyle has been developed with TCCC as an extension of the iconic Coca-Cola Freestyle brand and portfolio. Designed for smaller on the go and at work locations, it allows consumers to personalise their drink choices, and choose to fill their own reusable vessel. Number of countries with trials 5 Belgium, France, Great Britain, the Netherlands and Spain. Number of beverage choices ~40 The smart dispenser offers consumers greater choice and personalisation. Find out more at cocacolaep.com/annual- report/case-study/freestyle Recycled and renewable materials Using recycled material in our bottles and cans helps us to keep valuable resources in a circular economy and reduce the carbon footprint. In Europe, we achieved our 50% rPET target four years early(A) and have set an ambition to use 50% recycled plastic in API by 2025. We also have a target to stop using oil-based virgin plastic in our bottles by 2030. We aim to achieve this by using only rPET or PET from renewable sources such as plantPET. This is a core part of our strategy to demonstrate that single use plastic can be fully circular. We have made significant investments to develop a strong rPET roadmap and increase our use of rPET. We finished 2022 with: • Iceland, the Netherlands, Norway and Sweden using 100% rPET for all locally produced bottles; • Belgium, Luxembourg, Germany, Great Britain, Australia, Fiji and New Zealand using 100% rPET across all single serve bottles; and • Fuze Tea, Smartwater, Chaudfontaine and Vio are 100% rPET brands In 2022, we introduced rPET in our 390ml carbonated soft drinks bottles in Indonesia, using material from our Amandina PET recycling plant, which is a joint venture with Dynapack Asia. We are working with suppliers to increase the recycled content in all packaging types, including secondary and tertiary packaging. High quality rPET The current demand for high quality food grade rPET exceeds its supply. To address this, we are investing in long-term partnerships with recyclers to increase recycling capacity. Scaling up rPET production requires a significant increase in collection rates. In markets with beverage packaging return schemes in place, we are advocating for fair access to the returned materials, to build bottle to bottle recycling loops and avoid high quality PET being downcycled into low value plastic and lost from the system. In 2022, we began using materials from our Indonesian PET recycling plant, which is a joint venture with Dynapack Asia. The state of the art facility, run by Amandina Bumi Nusantara, will help towards creating a closed loop plastic packaging supply chain by producing food grade PET pellets made from locally collected post-consumer plastic bottles. Together with Pact Group, Cleanaway and Asahi Beverages, we have formed a joint venture to build and operate a new PET plastic recycling facility in Victoria, Australia. Construction started in 2022 and is expected to be completed in 2023. This will be the second facility built by the joint venture in Australia, following the opening of the Albury-Wodonga site in New South Wales in March 2022. We estimate that each facility will be capable of processing the equivalent of approximately one billion plastic bottles each year. To address the challenge of hard to recycle plastics, including plastic found in the oceans or sent to incineration or landfill, new depolymerisation recycling technologies are needed. We are investing to help scale this technology, including our investment in CuRe Technology through CCEP Ventures. This funding will enable CuRe Technology to accelerate its polyester rejuvenation technology to commercial readiness. Once commercialised, we will receive access to output to support our target to stop using oil-based virgin plastic in our bottles by 2030. (A) In 2019, we announced enhanced packaging targets for Europe, bringing forward the deadline to use at least 50% rPET from 2025 to 2023. Since 2021, our rPET use in Europe has been &gt;50%. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 44 Taking action on sustainability continued Forward on packaging continued

Driving packaging circularity Packaging collection and infrastructure Collecting “a bottle or a can for every one we sell” is at the heart of TCCC’s global World Without Waste strategy. This commitment is also a core part of our strategy to demonstrate that single use plastic can be circular. Addressing collection and infrastructure challenges is often complex. Across our markets we are working with national and local governments and stakeholders to develop and fund collection solutions that provide high quality recycled plastic. While collection solutions will vary market by market, ultimately they all need to support a reduction in packaging waste, and reduce the amount of packaging that is littered or goes to landfill or incineration. These solutions vary depending on the socioeconomic and legislative context in each market. They can include extended producer responsibility and beverage packaging return schemes which are driven by legislation, and directly funded voluntary action. In markets where collection infrastructure is well developed, such as Europe, Australia and New Zealand, we support legislation for well designed, industry-run beverage packaging return schemes. In Europe, markets with well-designed deposit return schemes (DRS) achieve the highest collection rates, often exceeding 90% for beverage packaging. In addition, the plastic collected through DRS has very little contamination from other materials, allowing recyclers to produce high quality recycled material that is suitable for bottle to bottle recycling. Collecting packaging in Europe DRS are in place in Iceland, Germany, the Netherlands, Norway and Sweden. In Great Britain we are a founding member of Circularity Scotland, which will help develop and administer a DRS system set to launch in Scotland in August 2023. England and Wales aim to introduce schemes by October 2025. We will continue to support policymakers and industry partners towards achieving our ambition of having a scheme, or schemes that operate seamlessly across Great Britain. In Portugal, where legislation is already in place, we continue to work closely with policymakers and continue to support the scheme towards implementation. In our other markets, we continue to work with recycling and collection organisations including Fost Plus in Belgium, CITEO in France, and Ecoembes in Spain. Collecting packaging in API In New Zealand, we have been actively engaged with the government to help develop a Container Return Scheme (CRS) and welcome the announcement of a proposal to implement a nationwide, industry led scheme by 2025. In Australia, we are involved in all Container Deposit Schemes (CDS) in operation. We have actively participated in the design and development of the schemes in Victoria and Tasmania, the two remaining states to implement a CDS, with both scheduled to commence operation in 2023. In markets where collection infrastructure is less developed, such as Indonesia, the Pacific Islands and Papua New Guinea, we are committed to voluntary action to drive collection. We aim to directly fund and incentivise collection solutions. Packaging collection rate 71.8% In 2022, 71.8% of the packaging we put on the market was collected for recycling. Industry collaboration Addressing the challenge of plastic waste requires industry wide collaboration, and we support initiatives that make this possible. Platforms including the Ellen MacArthur Foundation’s New Plastics Economy Initiative, the UK Plastics Pact, the Netherlands Plastics Pact and the French National Pact on Plastic Packaging send a strong signal that change is possible. In Australia, we are members of the Australian Packaging Covenant Organisation, an NGO working with governments, businesses and other organisations across the packaging value chain in Australia to lead the development of a circular economy for packaging. Alongside TCCC, we sit on the Steering Committee of Indonesia’s National Plastics Action Partnership, and we are working on a multi stakeholder action plan to achieve a 70% reduction in the country’s marine plastic debris by 2025. The power of our brands and our people We continue to use the power of our brands to encourage consumers to recycle our packaging via on pack messages. In Norway, we ran a nationwide campaign, in partnership with the Norwegian Football Federation in 2022, highlighting the importance of collecting bottles for recycling. The campaign resulted in the collection of €84,000 worth of empty bottles. In Sweden, we started a new joint initiative with NGO Keep Sweden Tidy and customer Reitan Convenience, to raise awareness about recycling and reuse, and encourage more people to recycle on the go. We also support a wide range of anti-litter and clean up initiatives through local community partnerships and employee volunteering. As well as removing and preventing litter, these activities influence consumer behaviour and raise awareness about littering and recycling. See more details on our volunteering programmes for our people on page 57 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 45 Taking action on sustainability continued Forward on packaging continued

The context Our strategy Targets and performance(A) Water is critical to our business. It is the main ingredient in our products, essential to our manufacturing processes and critical to ensuring a sustainable supply of the agricultural ingredients we depend upon. Climate change is exacerbating water stress and water scarcity. In many parts of the world we are witnessing water shortages, droughts and floods in regions where we produce our products or source our ingredients. To address these challenges, we have adopted a value chain approach to water stewardship, focusing on water efficiency within our own operations, working to protect the sustainability of the water sources that our business, our communities and our suppliers rely upon. Our approach to water stewardship is aligned with TCCC’s 2030 global water strategy. This includes a context-based approach to water security, which allows us to prioritise the areas of our value chain – both operations and sourcing regions – most at risk from water stress. We have developed context-based water reduction targets across all of our production facilities, addressing the needs of local river basins. We measure performance through our water use ratio – the average amount of water we need to produce a litre of product. At our leadership locations(D), we have a target to achieve 100% regenerative water use by 2030, meaning we will replenish all of the water that we use at these production facilities through the beneficial use of wastewater and replenish projects in the minor river basin of the sites. We will continue to replenish 100% of the water that we use in our beverages, supporting replenishment projects in our key operating regions, communities and sourcing regions. Water stewardship Set context based water targets at all production facilities(B) Group Target 100% 2022 100% Europe 2022 100% API 2022 100% Water efficiency(C) Manufacturing water use ratio (litres of water withdrawal per litre of finished product produced) Group 2022 1.60 Europe 2022 1.57 2021 1.58 API 2022 1.73 (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 to allow for better period over period comparability. (B) Non-alcoholic ready to drink (NARTD) only (C) No Group or regional water use ratio target currently set. Our water stewardship measure tracks if all NARTD production facilities have water use ratio targets. (D) New target. Complete data not available for 2022 reporting. We aim to report on this indicator in 2023. (E) NARTD production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. Water replenishment Replenish 100% of the water we use in our beverages Group Target 100% 2022 105.5% Europe 2022 101.6% API 2022 120.8% Regenerative water use(D) 100% regenerative water use at all leadership locations(E) by 2030 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 46 Taking action on sustainability continued Forward on water

Water stewardship Assessing water risk Our water risk mapping is based upon a series of risk assessments, completed together with TCCC. All our production facilities are assessed through a global Enterprise Water Risk Assessment (EWRA) using the World Resources Institute’s (WRI) Aqueduct 3.0 tool. This is supported by local Facility Water Vulnerability Assessments (FAWVAs), which assess a range of physical, regulatory and social risks at a production site level. As of the end of 2022, all of CCEP’s non-alcoholic drinks production facilities have completed a FAWVA. The FAWVAs are supported by source vulnerability assessments (SVAs), aligned with the Alliance for Water Stewardship Standard, which we aim to complete every five years. SVAs assess potential risks in water quality and future availability to our business, the local community and the wider ecosystem. The FAWVAs and SVAs feed into our facility water management plans (WMPs). WMPs are used to manage targets, enhance climate resilience, and facilitate data sharing and reporting. In 2022, all our non-alcoholic production facilities had SVAs and WMPs in place. Setting context based targets Through the EWRA, we have identified that 21 of our 42 NARTD production facilities in Europe, and three out of 24 NARTD production facilities in API are located in areas of high baseline water stress. In 2022, the total production volumes from our 24 sites located in areas of baseline water stress was 8.1 million m&sup3; (7.4 million m&sup3; in Europe, and 0.7 million m&sup3; in API). This represented 49% of our total production volumes, (56% of our production volumes in Europe and 22% in API). The outputs of the EWRA and FAWVAs are used to categorise our sites, allowing us to set context based targets on a site level. The categories are: Leadership locations: sites which rely on vulnerable water sources or have a high level of water dependency. These sites have the highest water use reduction targets, and have a target to achieve 100% regenerative water use by 2030. Nine of our production facilities in Europe, and four in API have been identified as leadership locations, representing 9.8 million m&sup3; (37%) of our total 2022 water withdrawals. Advanced efficiency: these sites operate in a water stressed context, and will be focused on achieving advanced water efficiency, and best in class water reduction targets. Contributing locations: these sites operate in the lowest water risk areas, and have water use ratio targets which meet industry benchmark standards. Improving water efficiency We monitor our water use, setting annual targets and identifying opportunities to reduce our water consumption, and improve the water efficiency of our manufacturing and cleaning processes. In 2022, we invested approximately €1.6 million in water efficiency technology and processes in our sites. We estimate that that this could result in savings of approximately 125,000 m&sup3; per year and help us avoid annual water and waste water treatment costs of approximately €125,000 per year. For example, in 2022, three of our Indonesian production facilities (Medan, Semarang and Bekasi) completed implementation of reverse osmosis technology which enables us to reuse treated wastewater in production processes such as cleaning and in our boilers. Case study Regenerative water use in Antwerp, Belgium Our production facility in Antwerp, one of our 13 leadership locations, has begun to develop on-site programmes to support its regenerative water use target. The site used to discharge rainwater and wastewater into a combined municipal sewer. Working together with the local municipality, the two water waste streams have been separated. This has allowed the site to direct the rainwater into a wetland lake and infiltration canal. This allows water to slowly infiltrate into the ground, improving local biodiversity. In addition, the site is working to reuse rainwater for irrigation at a neighbouring petting zoo. The project is estimated to have replenished 9,200 m&sup3; of water in 2022. Find out more at cocacolaep.com/ sustainability/this-is-forward/forward-on- water Returning wastewater to the environment We aim to safely return 100% of our wastewater to nature. Before wastewater is discharged from our production facilities, we apply high standards of treatment, meeting all local regulations and The&#8198;Coca-Cola&#8198;Operating Requirements (KORE). In 2022, we discharged 9.7 million m3 of wastewater. Most of our production facilities pre-treat wastewater on site and send it to municipal wastewater treatment plants, but 11 of 42 NARTD sites in Europe carry out full treatment on site. 10 of our 24 NARTD production facilities in API have on-site wastewater treatment plants. For example, our production facilities in Reykjavik, Iceland, and Barcelona, Spain, use the methane gas generated during treatment to heat the treatment process itself. In 2022, we invested approximately €3.7 million in wastewater treatment technology. Regenerative water use We have a target to achieve 100% regenerative water use at our leadership locations, in line with TCCC’s 2030 global water strategy. Sites with regenerative water use targets must ensure that by 2030 their total water withdrawal volume is replenished - either through a beneficial use for their wastewater, or through investment in replenishment projects in the minor river basin of the production facility. Across our 13 leadership locations, we withdrew 9.8 million m&sup3; of water (37% of total), and discharged 3.4 million m&sup3; of wastewater (35% of total) in 2022. We will continue to develop our strategy and replenishment programmes in the minor river basin of these sites. In 2022, we began our work to establish metrics to measure our regenerative water use across our 13 leadership locations. We aim to report on progress against this target next year. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 47 Taking action on sustainability continued Forward on water continued

Water efficiency, replenishment and biodiversity Water stewardship recognition 64 out of 66 of our NARTD production facilities are certified(A) under the ISO 14001 environment management standard. This ensures we have appropriate environmental management and stewardship resources in place for all our daily operations. With a gold European Water Stewardship certificate since 2013, our mineral water bottling plant in Chaudfontaine, Belgium, obtained a platinum certificate for sustainable water management from the worldwide Alliance for Water Stewardship (AWS) in 2021, as did our production facility in Dongen – the first site to receive this standard in the Netherlands. These AWS certificates are valid for three years. In 2022, CCEP was included in the CDP Water A list for the seventh year in a row. (A) All outstanding production facilities are located in Papua New Guinea where we are actively working towards certification. Water replenishment programmes We aim to replenish 100% of the water we use in our beverages, in partnership with local NGOs and community groups. Together with TCCC and The Coca-Cola Foundation (TCCF), we have supported multiple replenishment programmes across our territories in recent years. These projects address water risks near our operations, within our communities and in our priority watersheds. In 2022, we supported 21 water replenishment projects across Europe and 6 in API. Through these programmes, we replenished 19.7 million m&sup3; of water across our territories - including 15.2 million m&sup3; in Europe and 4.6 million m&sup3; in API. This represents 105.5% of our total sales volume (101.6% in Europe; 120.8% in API). Read more about our water replenishment projects on cocacolaep.com/sustainability/ this-is-forward/forward-on-water Preserving natural ecosystems We aim to leave nature in a better state than we find it by building adaptation and resilience into our main operating and sourcing regions. To protect and reinstate watersheds that foster biodiversity, we are improving our water use efficiency and contributing towards secure access to water in priority areas, through water replenishment projects. For example, in Spain, we continue to support the Misi&oacute;n Posible: Desaf&iacute;o Guadalquivir project. The project, run in partnership with WWF and TCCF, aims to improve the irrigation of agricultural crops in the area and the biodiversity of the Guadalquivir river by restoring a nearby marsh. Thanks to the project, approximately 1 million m&sup3; of water were returned to nature in 2022. In 2023, we will use the Science Based Targets Network framework to conduct a biodiversity risk assessment of our entire value chain. This work will inform and support us in defining our future biodiversity strategy and no-deforestation commitments, helping tackle the significant collapse of biodiversity and nature that is being experienced globally. Case study Farm dam restoration in Australia In 2022, The Coca-Cola Australia Foundation (CCAF) and Landcare Australia announced a new partnership to transform farm dams and boost farming water security. Landcare Australia will work with local communities to install infrastructure, including fencing and stock access points to revegetate degraded dams with native flora. Through the project, three South Australian sites have been selected to provide an initial showcase of how degraded farm dams can be transformed into thriving ecological communities while also improving on-farm productivity. The project aims to improve water quality, drought resilience and create a biodiverse habitat that can support a variety of animals, including platypuses, water birds and frogs. Find out more at cocacolaep.com/annual- report/case-study/farm-dam Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 48 Taking action on sustainability continued Forward on water continued

The context Our strategy Targets and performance(A) As a business, we rely upon a sustainable supply of ingredients like sugar, coffee, tea and juices as well as the raw materials we use for our packaging like glass, aluminium, plastic, pulp and paper. However, global supply chains are under increasing pressure as a result of population growth, increased demand for food and the impacts of climate change. We recognise the importance of having ethical and sustainable procurement practices that support our business and sustainability goals. Sustainable practices have a critical role to play in tackling climate change and in driving long-term resilience within our supply chains. We are committed to ensuring that 100% of our suppliers abide by our Responsible Sourcing Policy (RSP) – which includes TCCC’s Supplier Guiding Principles (SGPs), Principles of Sustainable Agriculture (PSAs) and commitments and expectations around carbon management. We track our progress by measuring supplier compliance with our RSP, through our SGPs and PSAs. The RSP applies to all suppliers, and our SGPs are embedded within our contracting and supplier management processes. We have a target for 100% of our main agricultural ingredients and raw materials to be sourced sustainably, in compliance with our Principles for Sustainable Agriculture (PSA). Our PSA apply to all of our suppliers of agricultural ingredients and raw materials, including sugar beet, sugar cane, coffee, tea and fruit juices, and bio-based materials for our packaging such as paper. Our suppliers represent over 90% of our Scope 3 emissions. This is why we have asked our suppliers to set their own science-based carbon reduction targets and to shift to 100% renewable electricity. We believe that the quality and integrity of our products depend on sustainable global supply chains with successful and thriving farming communities, where human rights are respected and protected. We remain committed to the United Nations’ Guiding Principles on Business and Human Rights, the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work and the United Nations’ Global Compact. Spend covered by guiding principles 100% of suppliers to be covered by our SGPs Group Target 100% 2022 97.5% Europe 2022 97.3% 2021 97.0% API(B) 2022 98.4% Sustainable sourcing (pulp and paper) 100% of pulp and paper sourced through suppliers in compliance with our PSA Group Target 100% 2022 99.2% Europe 2022 99.8% API 2022 98.3% (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 to allow for better period over period comparability. (B) API previously tracked performance against Responsible Sourcing Guidelines (RSGs), with 90.3% compliance in 2021. Sustainable sourcing (sugar) 100% of sugar sourced through suppliers in compliance with our PSA Group Target 100% 2022 97.6% Europe 2022 100% API 2022 90.3% Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 49 Taking action on sustainability continued Forward on supply chain

Working with suppliers Our suppliers We source products from over 17,000 suppliers, and spent approximately €7.4 billion with them in 2022. On average in 2022, 85% of supplier spend was with suppliers based in our countries of operation in Europe and API. We work with our suppliers to procure high quality raw materials and services, with sustainability in mind. We take an integrated approach to sustainability – making improvements and launching initiatives that support responsible sourcing, climate resilience, water stewardship and biodiversity. We are engaging with suppliers to identify common challenges and work together to decarbonise our value chain. As we grow, reducing emissions and the consumption of raw materials are among our biggest challenges. The table on the right illustrates some of the ways that we work with different groups of suppliers on these key areas. Our Supplier Guiding Principles (SGPs) and Principles for Sustainable Agriculture (PSA) The SGPs set out the minimum requirements we expect of all our suppliers in areas such as workplace policies and practices, health and safety, environmental protection, business integrity and human rights. The PSA apply to agricultural ingredients and raw material suppliers and cover human and workplace rights, environmental protection and sustainable farm management. They also include specific forest and biodiversity conservation practices, such as no conversion of forests for new agricultural production, protection of endangered species, and, where possible, restoration of ecosystem services that our suppliers of agricultural ingredients and bio-based packaging materials are expected to implement. Supplier identification Definition Requirements for all suppliers Specific requirements Strategic suppliers • Directly managed and influenced by our procurement teams • Represent about 80% of our addressable spend • Engagement on sustainability extends to approximately 400 suppliers • In 2022, we launched our Responsible Sourcing Policy (RSP), which sets out mandatory guidelines for all our suppliers(A) • SGPs and PSA are incorporated into this policy • RSP is incorporated into all new contracts, and are part of our standard conditions of purchase • Undergo an EcoVadis(B) assessment and have a minimum score of above 50 overall and above 35 on each criteria • Sustainability fully integrated in procurement processes and strategies Carbon strategic suppliers • Subset of strategic suppliers • Approximately 200 suppliers • Represent about 80% of our Scope 3 GHG emissions In addition to strategic supplier requirements, carbon strategic suppliers are encouraged to: • set science-based targets by 2023 in Europe and by 2025 in API • shift to 100% renewable electricity by 2030 (Europe by 2025) (A) Responsible Sourcing Policy covers the mandatory guidelines that suppliers directly or indirectly (such as sub-contractors) must comply with to be able to do business with CCEP (B) Provides a leading solution for monitoring sustainability in global supply chains Priority Ingredients We rely on agricultural ingredients to make and package our beverages. Ensuring these ingredients are sustainably sourced is a key priority for us. As climate change leads to more extreme weather and increased water stress, more sustainable agricultural practices will play a vital role in promoting resilience across our supply chain and in the communities that produce our agricultural ingredients. Together with TCCC, we have identified 13 priority agriculture-based ingredients and bio-based packaging materials(C). We manage the purchase of these key ingredients together with TCCC and other Coca-Cola bottlers, and therefore manage the issues that we face in our supply chain as a joint Coca-Cola system. As CCEP, we directly purchase sugar beet and sugar cane, pulp and paper, and track compliance with our PSA for these commodities. Supplier risk We assess suppliers across a multitude of criteria such as financial value, efficiency, innovation and risk. For our strategic suppliers, we carry out detailed evaluations including financial assessments and annual supply risk analysis. We hold regular meetings with suppliers to discuss key issues such as performance, innovation and sustainability. We use data gathered through EcoVadis IQ to proactively manage sustainability risks. In 2022, we began to use Resilinc software, an artificial intelligence tool which helps us to proactively identify potential risks across our supply chain. Protecting human rights Protecting human rights is fundamental to how we run our business. We are committed to ensuring everyone who works at CCEP and in our supply chain is treated with dignity and respect. We recognise that all our employees and supply partners have a role in identifying and mitigating human rights risks across our business. Employees and managers are empowered to recognise and address human rights risks and issues as they conduct their work and this extends to the arrangements we agree with workers and trade unions, membership of which we always foster. Our human rights training was refreshed in 2022 to focus on modern slavery for procurement managers. Following the harmonisation of our Code of Conduct, Speak Up policy and Whistleblowing policy, we rolled out an internal communication campaign and compliance training packages across our business. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 50 Taking action on sustainability continued Forward on supply chain continued (C) Sugar cane, sugar beet, high-fructose corn syrup, stevia, orange, lemon, apple, grape, mango, coffee, tea, soy, pulp and paper

Audit and compliance Supplier standards compliance We expect our suppliers to develop and implement appropriate internal business processes to ensure that they fully comply with our SGPs. Together with TCCC, we routinely verify and assess suppliers’ compliance by using independent third parties. As part of the Coca-Cola system, we rely on independent audits commissioned by TCCC to monitor supplier compliance with our SGPs. This includes juices and concentrates purchased from TCCC. The audits include checks to ensure suppliers are not using child labour, forced labour or any form of modern slavery. To date, the audits have covered over 95% of our suppliers of ingredients and primary packaging. If a supplier fails to uphold any aspect of the SGPs, the supplier is expected to implement corrective actions. TCCC reserves the right to conduct unannounced audits at their discretion and to terminate an agreement with any supplier that cannot demonstrate that it is upholding the SGPs requirements. PSA compliance is verified through adherence to a limited set of third party sustainable agriculture standards approved by TCCC. Raw material Procurement method Quantity and brands PSA aligned third party standards Compliance with standards Beet and cane sugar Directly by CCEP • ~750k tonnes of beet sugar • ~350k tonnes of cane sugar • Bonsucro • FSA Gold and silver • Redcert 2 • Europe: 100% third party standard and PSA-compliant • API: 90.3% third party standard and PSA-compliant Pulp and paper Directly by CCEP • Europe: ~85k tonnes of board for secondary and tertiary packaging, and marketing materials • API: ~50k tonnes of board for secondary and tertiary packaging(A) • Forest Stewardship Council (FSC) • Certification endorsed by the Programme for the Endorsement of Forest Certification (PEFC) • Europe: 99.8% FSC or PEFC-certified and PSA-compliant • API: 98.3% FSC or PEFC-certified and PSA-compliant Juice(B) The Coca-Cola Company • Orange and lemon juice from concentrate, not from concentrate and puree are a key ingredients in a number of our products (e.g. Minute Maid) • Sustainable Agriculture Initiative Platform (SAI) • Europe: 92% PSA compliance for orange and 100% for lemon • API: 100% PSA compliance for orange and lemon Coffee and tea Directly by CCEP • Grinders brand • Rainforest Alliance • Fairtrade • 64% compliance for this CCEP owned brand in API The Coca-Cola Company • Costa, Chaqwa and Fuze Tea brands • Rainforest Alliance • Fairtrade • Europe: 98% PSA compliance for coffee and 100% for tea • 100% by 2030 in API (A) We aim to expand reporting on this category to include additional areas such as printed and point of sale material in the future. (B) Coca-Cola trademark beverages with juice from concentrate, not from concentrate and puree as key ingredients. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 51 Taking action on sustainability continued Forward on supply chain continued

Supplier engagement on GHG emissions Reaching Net Zero with our suppliers Our suppliers are responsible for over 90% of our value chain GHG emissions. We will not meet our own GHG emission reduction targets unless we work in partnership with them. We are engaging with our carbon strategic suppliers to encourage them to: • set science based targets by 2023 (Europe) and 2025 (API) • use 100% renewable electricity by 2025 (Europe) and 2030 (API) We are also working together with TCCC to collect and validate emission factors directly from our suppliers, initially focusing on suppliers of our packaging and ingredients. This work will be critical in helping us to reflect the impact of our suppliers’ actions more accurately. Read about how we work with suppliers to reduce our emissions on page 39 Encouraging suppliers to reduce emissions While 17% of our suppliers have already set science based GHG targets, a further 42% have committed to set science based targets, including those who may have already submitted targets to the SBTi. Many of our suppliers will need support in order to be able to measure their emissions, and set GHG emissions reduction targets. To encourage them, we are working together with TCCC to engage suppliers in the Supplier Leadership on Climate Transition programme, a cross-industry collaboration, that aims to provide suppliers with resources, tools, and knowledge to support their own climate journeys. Participating suppliers are invited to attend a series of instructional seminars on developing a GHG emissions footprint, setting a science based target, adopting GHG emissions abatement measures and disclosing progress. Participants get direct mentoring, and instructions on how to build internal capacity and earn recognition for their accomplishments. In 2022, approximately 100 Coca-Cola system suppliers were engaged with the programme, and we will encourage and support more CCEP suppliers to join in 2023. Case study Sustainability-linked supply chain finance programme with Rabobank We are encouraging our suppliers to take action, to make significant carbon reductions in their businesses. In 2022, we implemented a new sustainability-linked supply chain finance programme, structured and operated by Rabobank. The programme, one of the first of its kind in the global beverage industry, incentivises and rewards suppliers for improving their ESG performance. It will provide competitive financing that is linked to a number of sustainability-driven KPIs, via an assessment from Ecovadis. Suppliers are able to access incremental discounts against the initial funding rate. This enables them to support our own plans to reduce GHG emissions across our value chain by 30% by 2030 (versus 2019) and reach Net Zero by 2040. Find out more at cocacolaep.com/annual-report/case-study/supply-chain-finance Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 52 Taking action on sustainability continued Forward on supply chain continued

The context Our strategy Targets and performance(A) We aim to meet consumer needs through our diversified portfolio, working closely alongside TCCC and our other brand partners to provide consumers a greater choice of drinks and packaging sizes. We want to make it easier for people to manage their sugar consumption. We support recommendations made by several leading health authorities, including the World Health Organisation (WHO), that people should limit their intake of added sugar to 10% of their total calorie consumption. Consumers’ habits and preferences continue to evolve. We know that people want a greater variety of drinks, including low and no calorie options, made from natural and sustainably sourced ingredients. Working with TCCC and other franchisors, we are evolving our portfolio across all our territories, introducing new low and no calorie drinks and reformulating our recipes. Our portfolio also includes drinks produced with organic, Fairtrade and Rainforest certified ingredients. Our focus is on empowering consumers to make more informed choices by providing product and nutritional information that is easy to understand, and by offering smaller and more convenient packaging sizes. We ensure the responsible marketing and advertising of our products. This includes shifting our marketing spend to increase awareness of our low and no sugar options, while continuing to ensure we do not directly market any of our products to children under the age of 13. In addition, we are working to deliver the highest product quality and safety to our consumers by incorporating The Coca-Cola Operating Requirements (KORE), which define operational controls and prioritise sustainable sourcing of our ingredients. Reduction in average sugar per litre(B) Europe Target 10% reduction by 2025 (versus 2019) 2022 5.2% 2021 5.6% New Zealand Target 20% reduction by 2025 (versus 2015) 2022 15.9% 2021 13.4% Australia Target 25% reduction by 2025 (versus 2015) 2022 16.8% 2021 14.9% Indonesia Target 35% reduction by 2025 (versus 2015) 2022 31.6% 2021 20.9% (A) The Acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 to allow for better period over period comparability. (B) For Europe this includes sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include plain water or juice. For API, this includes all NARTD, including dairy. Does not include coffee, alcohol, beer or freestyle. (C) Complete data for Group and API not available for 2022 reporting. We aim to report on this indicator for Group and API in 2023. Products sold that are low or no calorie(C) Over 50% of sales to come from low or no calorie drinks by 2030 (Europe by 2025) Europe Target 50% by 2025 2022 48.8% 2021 48.6% Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 53 Taking action on sustainability continued Forward on drinks

Great taste, less sugar and offering consumers more choice Reducing sugar in our soft drinks We are a long-standing member of the Union of European Soft Drinks Associations (UNESDA) and fully support its commitment to reduce average added sugars in soft drinks by another 10% by 2025 (from 2019) across Europe. This would represent an overall reduction of 33% in average added sugars in the past two decades. In our key API markets we also have the following 2025 sugar reduction targets (versus 2015) to reduce the average sugar per litre in our NARTD portfolio: • by 20% in New Zealand • by 25% in Australia • by 35% in Indonesia Focus on low or no calorie drinks We are aiming for over 50% of sales to come from low or no calorie drinks by 2030 (Europe by 2025). Over the past year, we have continued to encourage people to reduce their daily sugar intake, raising awareness of our low calorie drinks via our point of sale communications and by promoting low and no sugar options. In API, we are introducing and promoting more low and no sugar drinks with a focus on zero sugar sparkling drinks. This includes the promotion of Coca-Cola No Sugar in remote Indigenous communities in Australia in collaboration with our retail partners and their communities. Case study Enhancing our no sugar ranges Working with TCCC and other franchisors, we’re continuing to reduce sugar across our portfolio, by reformulating our recipes and by introducing more low and no calorie drinks. In 2022, we introduced a new Fanta Zero flavour in Sweden and reformulated Sprite in Indonesia to reduce sugar content. We also launched limited edition Coca-Cola Creations, all without sugar. In New Zealand and Papua New Guinea, we launched Coca-Cola Zero Sugar with a new taste and look campaign. One in two Coca-Colas purchased in New Zealand now contain no sugar.(A) Following its success in Europe, we also launched no calorie What The Fanta in Australia. We also offer the Monster Ultra range, which includes seven no-sugar energy drinks, contributing to our commitment to offer more drinks with reduced or no sugar. Find out more at cocacolaep.com/ sustainability/this-is-forward/forward-on- drinks (A) Based on Nielsen Total Measured Market RMS Scan October 2021. Supermarkets, petrol stations, some convenience stores and licensed retail outlets Consumer choice Category Our portfolio includes carbonated and still soft drinks, energy drinks, RTD teas, flavoured dairy, organic soft drinks, beverages with nutritious benefits, coffee and alcohol. We offer consumers a wide range of drinks for every taste and occasion, including drinks with or without sugar. See Our portfolio section for further details on pages 2-3 Organic, Fairtrade and Rainforest Alliance certified We have a range of organic drinks that include ingredients that are sustainably sourced. In Europe, we have 21 organic products in our drinks portfolio, making up 0.1% of our total sales volume. In New Zealand, our Most brand includes six products which contain certified organic fruit and do not feature any preservatives, artificial flavours or colours. 1.9% of our total sales include Fairtrade certified or Rainforest Alliance certified ingredients, including the following brands: Smaller packaging sizes We are working to provide a greater range of smaller, more convenient packs, which can make it easier for consumers to control their sugar intake. In 2022, approximately 5% of our drinks were enjoyed in packages of 250ml or less(B) (Europe ~4%; API ~7%). Clear, straightforward information We are committed to providing clear and transparent nutritional information, including detailed sugar and calorie content. We align with all global and local legislation and support colour based interpretive product labelling in Europe. We pioneered Guideline Daily Amount (GDA) labelling on our drinks in Europe in 2009, and now we also include front of pack, colour coded labelling in Great Britain, Belgium, France, Luxembourg and the Netherlands on our sparkling soft drinks. In 2021, we adopted the voluntary front of pack Health Star Rating on all our non-alcoholic drinks in Australia and adopted the same approach in New Zealand in 2022. The labelling system rates the nutritional profile of our drinks and helps consumers make healthier choices. In all our territories, where front of pack labelling is not possible (for example, on returnable glass bottles), nutritional information is available on our websites. Our larger bottles sold in Europe, Australia and New Zealand feature a servings per packaging icon, indicating the number of 250ml portions in a multi serve packaging. (B) Based on unit case sales Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 54 Taking action on sustainability continued Forward on drinks continued

Responsible marketing - safety and quality of ingredients Responsible marketing Responsible sales and marketing principles We ensure responsible sales and marketing practices by providing clear guidelines for the marketing of our products, covering all brands and products manufactured or sold by CCEP. These recently updated principles cover all media formats, point of sale materials and all of our packaging. They provide guidance to ensure that we are honest and transparent in everything we do, that we do not mislead consumers and that we take every opportunity to help them make informed choices about what they drink. Our responsible sales and marketing principles encourage responsible drinking and comply with all relevant laws, regulations and industry codes on the marketing and sale of alcohol. Where we distribute drinks that contain alcohol, we respect the local code of practice for responsible marketing and promotion, including messaging on responsible drinking and marketing products in channels, such as hospitality, where consumers are adults over local legal purchase age. Our non-alcoholic drinks are often consumed on social occasions where alcohol is involved and can be mixed with alcoholic beverages. In API, we adhere to local industry voluntary commitments such as the Alcohol Beverages Advertising Code and DrinkWise, Australia’s voluntary labelling guidelines. No marketing to children We respect the role of parents and caregivers as the primary decision makers over what children drink. Together with TCCC, we have a long-standing policy not to advertise or market any of our products to children under 12. In 2022, we raised this to include children under 13, with higher age limits in specific regions. We play a proactive role in leading local industry coalitions to strengthen our actions, particularly in the rapidly evolving digital and social media environment. Find out more about our marketing policies at cocacolaep.com/sustainability/ this-is-forward/forward-on-drinks/ Research and development We manufacture and distribute products designed and formulated by TCCC and other brand owners. We work to influence our partners to innovate, creating new products that will meet consumer needs. TCCC’s second-largest innovation centre is based in Belgium, where products for Europe, the Middle East, Africa and part of South Asia are developed. We do not have our own research and development centre, but we do develop new innovative packaging concepts and work to install less energy, water and carbon intensive beverage manufacturing technology. Food safety We adhere to The Coca-Cola Operating Requirements (KORE), which define operational controls and prioritise sustainable sourcing of ingredients. All CCEP production facilities are certified to the internationally recognised food safety standard, FSSC 22000. In addition, all of our European and Indonesian production facilities are OHSAS 18001/ISO45001 certified. All CCEP employees have a responsibility to ensure that we only supply safe products by following the relevant policy guidelines, procedures and processes at our production facilities and throughout our entire supply chain. Food additives The food additives we use have been approved as safe by globally recognised authorities, including the Joint FAO/WHO Expert Committee on Food Additives (JECFA), the European Food Safety Authority (EFSA), and the Food Standards Authority of Australia and New Zealand (FSANZ). We only use additives in our drinks when they are needed for preserving, colouring, sweetening or balancing acidity. We provide information about the ingredients used in our beverages, including any food additives. Case study Quality and food safety awareness training Producing safe and high quality products that our consumers can trust is at the heart of everything we do and is an essential part of who we are. In 2022, we launched a new mandatory training module for our employees – Quality and Food Safety Awareness – to continue our focus on safety and wellbeing. Through the training, our employees learn about the importance of our food safety and quality programmes, and recognise their own role in ensuring we can provide high quality and safe beverages for our customers and consumers. Read our quality and food safety policy in our policy hub at cocacolaep.com/about- us/governance/ Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 55 Taking action on sustainability continued Forward on drinks continued

The context Our strategy Targets and performance(A) Our local communities often face significant societal challenges, including high levels of inequality, youth unemployment and social exclusion. Many are also increasingly exposed to the most severe impacts of climate change, including extreme weather events, flooding and bushfires. We are determined to make a positive difference in our local communities by acting as a force for good, championing inclusion and supporting economic empowerment. We are proud to have been closely connected to our communities for many generations – through our local production facilities, the drivers who deliver our products and the employees who make and sell our drinks. Through our community investment programmes and activities, we seek to make a lasting positive contribution within our local communities. This involves supporting grassroots community programmes and partnerships, promoting inclusion and diversity, and equipping people from underrepresented groups with the skills, confidence and opportunities to succeed in life and the workplace. We are also committed to protecting our local environment through investment and employee volunteering. Our volunteering policy enables our employees to participate in a wide range of volunteering activities that align with our This is Forward commitments, including litter clean up campaigns, charity fundraising events and skills-based volunteering. We measure the value of our contribution to local communities through the Business for Societal Impact Framework and will continue to enhance the way we measure the social impact of our investments. Community contribution Total community investment contribution(B) (€ millions) Group 2022 12.2 Europe 2022 10.7 2021 9.2 API 2022 1.5 2021 1.8 Supporting Skills Development(C) Support the skills development of 500,000 people facing barriers in the labour market by 2030 (A) The acquisition of API completed on 10 May 2021. The API sustainability metrics are presented on a full year basis for 2021 to allow for better period over period comparability. (B) Group total community investment contribution equated to 0.6% of profit before tax on a comparable basis (C) New target. Complete data not available for 2022 reporting. We aim to report on this indicator in 2023. Volunteering hours Number of hours volunteered by our employees Group 2022 28,562 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 56 Taking action on sustainability continued Forward on society – communities

Community investment, employee volunteering and customer engagement Supporting skills development We believe that everyone should be given the opportunity to fulfil their potential – by gaining access to meaningful employment, learning a new skill or starting a business. We support a wide range of programmes across our markets, including a partnership with the Refu Interim project in Belgium, which encourages young, new immigrants to get acquainted with the labour market, helping them in their professional development. Across Indonesia we collaborated with local NGOs, universities and other associations throughout the year to provide mentorship programmes to support over 115 micro, small and medium enterprises. Promoting social inclusion With TCCC, we are a long-standing supporter of Special Olympics, which is the world’s largest sports organisation for children and adults with intellectual and physical disabilities. Our support in Belgium, France, Germany, Great Britain and the Netherlands includes volunteering, financial support and product donations. In 2022, we organised the sixth edition of GIRA Mujeres in Spain, a training programme for female entrepreneurs. The programme offers training, education and empowerment to women aged 18 to 60 who want to develop a business idea through entrepreneurship within the food and beverage, and leisure and tourism sectors. In 2022, over 800 women participated in the programme. In Australia, in partnership with The Coca-Cola Australia Foundation (CCAF), we support IndigiGrow, a programme run by First Hand Solutions; an organisation that focuses on providing young Aboriginal people with the opportunity to work, gain skills and knowledge from positive Aboriginal role models and community elders. With the help of the CCAF, First Hand Solutions has been able to expand its IndigiGrow programme, which aims to sustain people, land and culture through the propagation of native plants, including bush foods. The CCAF supports the employment of those who are empowered to take on operational roles within the plant nursery. Case study Supporting skills development Many of our existing community partnerships already support skills development, so in 2022 we set a new target to support 500,000 people facing barriers in the labour market by 2030. For example, our GIRA Youth programme in Spain promotes employability, skills development and vocational training for young people from disadvantaged backgrounds. The programme celebrated its 10th anniversary in 2022. Find out more at cocacolaep.com/ sustainability/this-is-forward/forward-on- society-our-communities Support for local communities Our Support my Cause initiative enables our people to nominate and support grassroots charitable and community causes. Following its success in Europe, we launched the programme in Indonesia and New Zealand in 2022. In 2022, we donated €270,000 to 38 local charities and community groups across our territories. In addition, we donated over €480,000 to support 135 grassroots charitable and community partnerships located close to our sites and offices. In Australia, we continued our Employee Connected Grants programme partnership with the CCAF. This programme provides our people the opportunity to support charities that they care about or have personal connections with. We also support philanthropic and cultural organisations nominated by CCEP and Coca-Cola South Pacific employees. Disaster response and resilience In 2022, we assisted first responders during environmental disasters and social unrest by donating bottled drinks to affected communities. We also made financial donations to disaster relief organisations. For example, in January we provided financial relief and shipped 35,000 bottles of Pure Drop water to the Tongan community within the first week following the tsunami. In response to the earthquake that struck Cianjur in Indonesia we distributed 500 cases of drinks and provided financial aid. We have also provided support for Ukraine. To date, we have donated €250,000 and over 36,000 unit cases of drinks to the Red Cross in Ukraine. We also organised an employee donation campaign and support scheme for employees housing Ukrainian refugees. Employee volunteering As part of our commitment to support local communities, our employees can spend up to two paid working days each year volunteering for a charity or cause of their choice. We encourage our people to participate in volunteering activities that align with our This is Forward commitments, such as litter clean-up campaigns and charity fundraising events. In Great Britain, ahead of the 2022 Birmingham Commonwealth Games, we partnered with the Canal & River Trust, to improve and enhance the environmental wellbeing of three key areas along the Birmingham canal network. CCEP provided funding and volunteer support to the project. At the end of 2022, we joined forces with multiple organisations across Spain to deliver more than 24,000 Christmas meals to vulnerable families across 24 Spanish cities. Hundreds of Coca-Cola volunteers joined the initiative, delivering meals and supporting in organisational and logistical tasks. Partnerships with our customers In 2022, we used the power of our Australian water brand, Mount Franklin, to join forces with major supermarket Coles, to support food relief organisation, SecondBite. As part of this partnership, we donated 20 cents to SecondBite from each specially marked 20x500ml pack sold at Coles stores nationally. The initiative continues until March 2023 and is on track to reach its goal of donating the equivalent of one million meals to Australians in need. During the year, we also established a new community partnership in the Netherlands with the Refugee Company, a charity that provides hospitality industry training for refugees who have recently settled in the Netherlands. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 57 Taking action on sustainability continued Forward on society – communities continued

The context Our strategy Targets and performance We owe our success to the passion and commitment of our talented people. We are passionate about what we do and what we stand for, and our people are empowered to make a difference. We foster a workplace that promotes wellbeing, inclusion and respect, where people at every level can be heard, grow and have a positive experience. Our people strategy, Me@CCEP, sets out our common culture and values. These include: being valued, being well, being recognised, being developed, being connected and being inspired. We aim to be an organisation where people feel they belong and where our inclusive culture drives innovation and performance, creating a trusted and successful business that our colleagues, customers and communities admire and support. Our people’s physical and mental wellbeing remains our priority and we promote this in our workplace. We continue to embed a strong health and safety culture through systems, processes and programmes. Our Health, Safety and Mental Wellbeing policy ensures we are working to adopt best practices. Gender diversity 45% of management positions to be held by women by 2030(A) Group Target 45% by 2030 2022 37.2% Safety Reduce our total incident rate (TIR) to below 1 by 2025 Group Target &lt;1 2022 0.87 Europe Target &lt;1 2022 1.04 API Target &lt;1 2022 0.62 (A) Excludes Papua New Guinea, Fiji and Samoa as aligned role grades not available for 2022 reporting. We aim to include these markets for 2023. (B) New target. Complete data not available for 2022 reporting. We aim to report on this indicator in 2023. Gender diversity A third of our workforce to be women by 2030 Group Target 33% by 2030 2022 23.8% Disabilities(B) 10% of our workforce represented by people with disabilities by 2030 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 58 Taking action on sustainability continued Forward on society – people

Being valued Inclusion, diversity and equity strategy Our philosophy is that everyone’s welcome to be themselves, be valued and belong. We are committed to building a diverse workforce, with an inclusive culture and equity at its core. We believe this commitment will enable us to take positive action for our people, better represent the communities we serve, and support our sustainable business growth. We have created an environment for people of every culture, faith, ethnicity, heritage, ability, gender identity, sexual orientation and age to contribute to the growth of CCEP; a place where everyone feels respected and able to share their ideas and perspectives. Led by our Inclusion, Diversity and Equity (ID&E) Centre of Expertise and sponsored by our ELT, we deliver our philosophy by listening to our people’s lived experiences, developing action plans and tracking progress against our five pillars: culture and heritage; disability; gender; LGBTQ+; and multi generations. We have dedicated groups of employees and ELT sponsors to influence action at scale and remove identified barriers to inclusion. Within our This is Forward sustainability action plan, we have set a target of ensuring that at least 45% of management positions (middle management and above) are held by women by 2025. Leadership accountability To work effectively across our diversity pillars, our Everyone’s Welcome Steering Committee, comprising ELT sponsors, works with leaders and ambassadors to provide greater leadership accountability, to understand the barriers for underrepresented communities, and to identify and deliver meaningful actions and measure impact. Our detailed ID&E scorecard enables us to measure and benchmark our progress. Every quarter, we review the progress of each BU and function against its action plans. In addition, each executive sponsor has their own performance objectives. Our progress Throughout 2022, we ran three targeted campaigns aimed at further embedding our Everyone’s Welcome philosophy. We focused on established, internationally recognised celebrations: International Women’s Day, Pride month and International Day of Persons with Disabilities. Promoting diversity in recruitment To ensure a sustainable pipeline of diverse talent, our programmes and activities promote inclusion and diversity at every stage of the candidate and employee journey; from recruitment and apprenticeships, to training, development and progression. These activities are supported by our clear inclusion and diversity policies, and in 2022, we launched our first Inclusive Recruitment Principle and Candidate Charter. We use targeted attraction strategies and specialist job boards, with inclusion and diversity-specific audiences and content to promote our inclusive culture. We share information and stories from our own people on their inclusion experiences on social media and our careers website to showcase our philosophy that everyone can be themselves and belong at CCEP. We work with specialist external partners to help us reach underrepresented communities across the markets we serve and to learn how to improve our pipeline of diverse talent. We work to support and protect our people, now and in the future. We welcome people from all backgrounds, faiths, cultures, sexual orientation and abilities, ensuring we have the appropriate training and support for the employment and progression of people with disabilities. Partnerships to support diversity As part of our commitment to building a workplace that embraces ID&E, we partner with relevant organisations, and support industry-wide pledges to build a more diverse consumer sector. As well as signing the LEAD Network pledge and the Valuable 500 pledge to accelerate gender parity and inclusion, and put disability inclusion on our business leadership agenda, we have also signed the UN Women’s Empowerment Principles. This set of seven principles guides us in promoting gender equality and women’s empowerment in the workplace, marketplace and community – based on international labour and human rights standards. We are also members of the Business Disability Forum, Stonewall’s Diversity Champions programme, global LGBTQ+ leadership community RAHM, the European Network Against Racism and the Social Mobility Index. In 2022, we proudly became the first beverage company to be listed on the Global Stonewall Workplace equality index achieving Bronze status. (A) CCEP full time, part time and temporary active corporate employees. Full time equivalent employees as at 31 December 2022. Includes one employee who did not declare. (B) The members of the ELT and their direct reports consists of 109 female and 175 male employees. (C) 20 female and 51 male directors of subsidiary companies are also included in the workforce diversity statistic under leadership. (D) Excludes Papua New Guinea, Fiji and Samoa as aligned role grades not available for 2022 reporting. We aim to include these markets for 2023. Workforce diversity 2022 Female Male Total employees (including part time employees) 23.8% 76.2% Total: 33,295(A) 7,922 25,372 Board of Directors 29.4% 70.6% Total: 17 5 12 Leadership (senior management grade including ELT)(B)(C) 37.2% 62.8% Total: 3,379(D) 1,256 2,123 Directors of subsidiary companies(C) 24.1% 75.9% Total: 116 28 88 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 59 Taking action on sustainability continued Forward on society – people continued

Being well Wellbeing and safety strategy We prioritise our people’s physical and mental wellbeing, and provide a safe and healthy work environment. We expect all employees, contractors and individuals under our supervision to follow our policies, procedures and processes to mitigate risks at all times. We encourage our people to take action if they become aware of any activity, situation or behaviour that could compromise the physical or mental wellbeing of another person, and report any harms avoided. Managers are responsible for ensuring that workplaces, processes and equipment are kept safe, and must prioritise the wellbeing of their people. If our people are injured or suffer any mental or physical health issues, we endeavour to make any reasonable adjustments to their duties and working environment to support their recovery and continued employment. Our Board receives regular updates from the CEO on the health and safety of our people, including COVID-19 challenges. Safety commitment We believe all injuries are preventable and that no task is so important that it can’t be done safely. We aim to reduce our total incident rate (TIR) to below 1 by 2025 and our lost time incident rate (LTIR) to below 0.5. Tragically, in 2022, there were two employee fatalities in Indonesia. The incidents were investigated with the local authorities and we continue to improve our safety procedures to prevent a reoccurrence. We consult in each BU with employees and employee representatives through committee meetings, risk mitigation workshops, works councils and union meetings. We have quarterly performance review meetings with local leaders as well as the ELT, with clearly defined annual plans. We set and communicate targets throughout the organisation, based on actual performance and sustainable improvement. All our health and safety policies are signed and approved by our CEO. Measuring safety performance Our integrated management systems and programmes measure our safety performance using TIR and LTIR(A). We have a contractor management system in place across all our territories. Under this system, all contractors are required to pass a risk-based assessment before they are permitted to work at our sites. We track contractors’ lost time incidents, but we cannot calculate their LTIR as we do not have visibility of their work hours, only their hours spent on site. In 2022, there were 13 contractor lost time incidents across our markets. Safety management systems Our health and safety management system covers our supply chain (production facilities, procurement and distribution), our commercial teams, our support functions, and contractors, aiming to mitigate risks and promoting a culture of safety for our employees to learn from. Tools like dynamic risk assessment, management safety walks, safety conversations, capturing learnings through near-misses and potential events are commonly used. Any potential hazard or work incident is investigated by a diverse investigation team to identify and prioritise the short-, mid- and long-term action plans and communicate learnings. (A) TIR counts any injury per 100 full time equivalent (FTE) employees that requires medical treatment beyond First Aid. LTIR calculates incidents per 200,000 hours worked, which is equal to 100 FTE employees resulting in time away from work. We provide health and safety training to our employees because it is essential for capability and competency development. We align the training to the required global Coca-Cola system health and safety procedures and CCEP risk management procedures. All health and safety training is aligned with local health and safety regulations. CCEP is an active member of the TCCC Global Safety Committee and proactively corresponds to any learnings coming through the network. Supporting our people We communicate clear expectations and role descriptions, and provide constructive and appreciative feedback to our colleagues. Our managers ensure that workloads enable employees to do their best and are not overwhelming or under-demanding. We offer flexible working where possible, respecting the right of employees to work or to be disconnected outside of their regular working hours where appropriate based on their personal needs, according to our “Ways of Working” policy. In Great Britain, employees can request home-based, remote working and flexible hours. In Germany, they can request reduced annualised or compressed hours. Some countries have also negotiated working from home collective bargaining agreements. At a number of our sites, we provide childcare services. In France, we offer day care solutions for the children of our employees in our headquarters and some production facilities. In Belgium and Luxembourg, we offer childcare (Teddy Care) for ill children between three months and 12 years of age. In the Netherlands, we provide a private place for breast feeding mothers. We also have a maternity policy and adoption leave policy, which varies by country based on local legislation and practice. In June 2022, we conducted an engagement survey. The results showed that we have made the most progress in workplace safety and the wellbeing of our people. We have opportunities in removing barriers for our people to do their work, how we communicate effectively and provide learning opportunities. In 2022, we grew our Mental Health First Aider initiative and expanded an internal mental health support network to over 800 trained employees across our territories. Over 1,000 people have received support and benefited from our Employee Assistance Programme (EAP), a 24/7 independent service offering free professional counselling, self-help programmes, interactive tools and educational resources for our people and their family. Case study Mental health and wellbeing campaigns In 2022, to celebrate two world safety and mental health days in April and October, we organised wellbeing campaigns. The focus was on raising awareness of our people and leadership training programmes, our network of wellbeing leads and First Aiders and our EAP. We also organised various mental wellness sessions to motivate our employees to take care of their physical and mental health. Read more at cocacolaep.com/annual- report/case-study/people-safety Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 60 Taking action on sustainability continued Forward on society – people continued

Being recognised, developed, connected and inspired Employee benefits We pay fairly and in line with appropriate market rates, and provide our people with benefits according to their country and level in the organisation, including packages to cover sickness, post-natal childcare, bereavement or a long-term illness in the family. We also offer pension plans, life insurance and medical plans, as well as many others benefits. In 2022, we launched the new global Employee Share Purchase Plan (ESPP), which gives our employees the opportunity to buy Shares in CCEP on a regular basis. For every share an employee purchases, CCEP will provide a matching share, up to an agreed limit. In Great Britain, we offer a similar opportunity under an employee share plan, which makes use of a tax-efficient opportunity for employees to become shareholders through salary sacrifice arrangements. Around 38% and 76% of eligible employees were participating in the global ESPP and Great Britain share plan, respectively, on 31 December 2022. Around three-quarters of our employees participate in annual variable remuneration plans. We offer an annual bonus plan to around 13,000 people across the organisation (39% of our total workforce). In addition, we offer sales incentive plans to 25% of our people, and a further 24% participate in local incentive plans. We operate a Long-Term Incentive Plan (LTIP) for around 300 people who occupy the most senior roles in the business. Bonuses are linked to the delivery of commercial and sustainability goals with the LTIP being linked to ROIC, EPS and CO2e targets. Pay equity We are committed to being an equal opportunities employer. We make decisions about recruitment, promotion, training and other employment issues solely on the grounds of individual ability, achievement, expertise and conduct. To ensure that line managers make appropriate pay decisions, we provide training and support. We monitor pay equity within our territories. Employee development Our range of training programmes and platforms develop core capabilities in leadership, commercial, customer service and supply chain at every level of our business. We offer training opportunities using our digital learning platforms Juice and Academy. These platforms are available on any device, so our people can access them easily. Using the MyPerformance@CCEP app and Me@CCEP platform, employees can create their own talent profile and understand their objectives, feedback and development. We value and invest in our early career talent and support initiatives that help young people gain employability, skills and confidence. This includes offering internships, apprenticeships and graduate programmes. For the eighth year, we have partnered with One Young World, the global forum for young leaders. 28 CCEP delegates attended the 2022 summit in Manchester and participated in an internal post-development programme. We have ID&E learning modules on practising inclusive leadership, starting an ID&E conversation and allyship. Underpinning this formal learning is a series of resources, which include conversation guides on LGBTQ+, allyship, inclusive language, discussing disability and addressing age stereotypes, as well as an accessible communication toolkit. We have training on anti-harassment and ID&E in the workplace which is mandatory for people managers and the People and Culture team. Engaging with employees Good communication is an essential part of building a motivated, engaged workforce. We are committed to communicating clearly and transparently with our people and their representatives. Employees have access to news and information about CCEP in local languages through digital platforms and printed materials, and direct dialogue through business talks and all hands meetings. CCEP management gives updates about CCEP’s overall, and local, performance through these channels, as well as through our published results. People also have opportunities to hear from and ask questions to our Board. We have extended our digital solutions for employees to make it easier for them to access policies, training and key data on pay and performance. We aim to uphold freedom of association and collective bargaining as a human right according to our Human Rights policy. Where applicable, we consult with our people and their representatives to discuss proposed measures before making decisions. CCEP has set up forums to ensure that the voice of employees is heard and taken into consideration. Following our commitment, we meet regularly with European Works Council, national and local works councils, as well as trade unions that represent our people, in all our territories where we operate. Around 50 unions represent our employees throughout our territories. . Our policies are written in a way that is easy to understand and are accessible in local languages. We review our global policies annually to ensure they are up to date with legal requirements and relevant for business and social strategies. Employees supporting local communities We are determined to draw on our people’s passion for what we do and empower them to make a positive difference in our local communities. As part of our support for local communities, our employees can spend up to two paid working days each year volunteering for a charity or cause of their choice. Read about employee volunteering on page 57 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 61 Taking action on sustainability continued Forward on society – people continued

Being responsible We aim to live up to our responsibilities as a business by being accountable, ethical and aware of the risks in everything we do. At CCEP, we hold ourselves accountable to the highest standards of corporate governance and aim to provide transparent and timely information in respect of our activities to our stakeholders. CCEP has a strong corporate governance framework with a Board overseeing the interests of all stakeholders. Management has a Compliance and Risk Committee (CRC) chaired by the Chief Compliance Officer (CCO) which oversees the ethics and compliance (E&C) function and provides management input regarding the E&C programme. Read about our corporate governance on pages 97-107 Ethics and compliance Our E&C programme for all our employees and Directors is designed to ensure we conduct our operations in a lawful and ethical manner. It also supports how we work with our customers, suppliers and third parties. Code of Conduct Our Code of Conduct (CoC) seeks to ensure that we act with integrity and accountability in all our business dealings and relationships. Our policies also drive compliance with relevant legislation. We expect everyone working at CCEP to adhere to the CoC, which was updated in 2022. The CoC covers issues such as anti-bribery, data protection, environmental regulation, human rights, health, safety, wellbeing and respect for others. It aligns with the UN Global Compact, the US Foreign Corrupt Practices Act, the UK Bribery Act, the UKCGC, the EU General Data Protection Regulation, the Spanish and Portuguese Criminal Codes and Sapin II. We also expect all third parties who work on our behalf to act in an ethical manner consistent with our CoC and to comply with our SGPs. All employees are required to undergo CoC training, which is also a part of the induction process for new employees. Training on specific topics related to their roles is also provided where needed. Our CoC specifically calls out manager responsibilities and includes a matrix to help with decision making and guidance on situations such as bullying and harassment. Read our CoC at www.ccepcoke.online/code- of-conduct-policy Preventing bribery and corruption We aim to prevent all forms of bribery and corruption in our business dealings. Our CoC sets out our principles and standards to prevent bribery and corruption, including conflicts of interest and the exchange of gifts and entertainment. Our Gifts, Entertainment and Anti-Bribery policy applies to all employees. There is a mandatory training for a targeted audience. Find our policy hub at cocacolaep.com/ about-us/governance Raising concerns Any employee who wishes to raise concerns about wrongdoing at CCEP is encouraged to seek advice from their line manager and/or raise a report through our internal Speak Up Resources and/or dedicated and confidential external Speak Up channels. When any employee raises a concern in relation to the CoC, CCEP will act promptly and appropriately. We also encourage our employees to raise concerns in the moment and ask '”Is it Coke”? Promoting cyber security culture CCEP’s Information Security Governance Committee and Chief Information Security Officer (CISO) oversee CCEP’s cyber security programme, illustrated below. Our actions promote a cyber security culture where everyone feels a responsibility to prevent cyberattacks. During 2022, we increased the training modules for our employees and promoted awareness during a cyber security week. Our designated INED engaged in the cyber security and strategy process, John Bryant, ensures strong Audit Committee and Board oversight. Results of phishing simulations and training are regularly reported to the Audit Committee. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 62 Taking action on sustainability continued Forward on society – people continued

Respect for human rights We are committed to ensuring everyone who works at CCEP and in our supply chain is treated with dignity and respect. We consider human and workplace rights to be inviolable and fundamental to our sustainability as a business. We support the 10 principles of the UN Global Compact. Our principles regarding human rights are set out in our Human Rights policy, which is aligned with accepted international standards and CCEP’s CoC. Further information on our principles regarding human rights is provided in our SGPs and PSA. These set out the requirements of our suppliers related to business ethics, human and workplace rights, the environment, and providing benefits to communities. Modern slavery We have a zero-tolerance approach to modern slavery of any kind, including forced labour, and any form of human trafficking within our operations, and by any company that directly supplies or provides services to our business. In 2017, we published our first Modern Slavery Statement in accordance with the UK Modern Slavery Act 2015, and continue to update this annually. In API, we published our first Modern Slavery Statement in 2020 following the Australian Modern Slavery Act 2018 (Cth). In 2022, we published our first joint Modern Slavery Statement valid for both business areas. It sets out the steps taken by CCEP and its Group companies to prevent, identify, and address modern slavery risks across our business and supply chain. See our modern slavery statements at cocacolaep.com/about-us/governance Human rights risk assessment As a result of human rights risks assessments that have been completed in Europe and API, we have identified 12 areas as priority issues for CCEP, as summarised in the human rights risk assessment table to the right. The effective tracking and management of these risks also ensures compliance with relevant legislation. In 2022, we conducted three additional country-specific or situation-based risk assessments in Spain, Norway and Indonesia. In follow up of these assessments, we established a working group in Spain, responsible for analysing the current measures in place to prevent human rights breaches in the area of temporary contracts and the short-time work scheme. In Norway and Indonesia, we anticipate publishing a report in 2023, including measures to be taken. Find out more about our approach to human rights at cocacolaep.com/ sustainability/human-rights Human rights risk assessment: priority issues Migrant and temporary workers Data protection Right to privacy Wages Equality and non- discrimination Forced labour Health, safety and security Freedom of association Working hours Freedom from bribery and corruption Cultural rights of minorities Children and young people’s protection from exploitation Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 63 Taking action on sustainability continued Forward on society – people continued

Our enterprise risk management (ERM) framework addresses the principal risks we face as a business and how we identify, assess and manage them. Our approach to risk Our Board has overall responsibility for risk management at CCEP. The Board and senior management are involved in the identification of principal and emerging risks, our strategic response to them, and oversee management’s actions to achieve our strategic objectives. To support this, risk management is embedded within our daily operations and culture. We identify, assess and manage risks in a systematic and structured way, using appropriate risk management tools and methodologies, implemented at various levels of our business. CCEP’s ERM framework looks at risks we face and the opportunities we have. Since the creation of CCEP we have continually enhanced our risk management capabilities through consultation and collaboration across the business and external benchmarking. The focus in 2022 was on building strategic scenario planning capabilities (for climate change risk), applying advanced technologies to support the identification of emerging risks and quarterly internal risk reporting to support management decision making. We review and adapt our risk and internal control systems to address the changing risk environment and to adopt best practices. Through our One Risk Office, a forum that brings together second and third line of defence representatives, we share risk management knowledge across all functions and countries in which we operate. We discuss emerging risk themes or external factors that could impact our business. We regularly invite external risk experts and risk leaders from other organisations to help us broaden our horizons and review our understanding of risk. Identifying and assessing risk To gain an understanding of the risks CCEP faces, we assess risks top down and bottom up. Our annual enterprise risk assessment (ERA) gives us a top down strategic view of risk at the enterprise level. During the ERA, we carry out a risk survey with our top business leaders, followed by interviews with the Board and Executive Leadership Team (ELT) to identify current and emerging risks. We periodically review and update our assessment processes. In 2022, we received feedback from over 100 of our senior leaders, including all Board members. In 2022, we started conducting the interviews in small groups to trigger insightful conversations among participants for specific risks. We have also started the analysis of interdependencies between our defined risk categories. A deeper understanding of such interdependencies will help us define our risk mitigations and controls more effectively. To gain a bottom up view of risk, from an operational perspective, we carry out risk assessments at a business unit (BU), functional and project level. Each BU has established local compliance and risk review processes, undertaken by its local leadership team. The local leadership teams review and update risk assessments, ensuring that risk management is incorporated into business routines. Day to day ERM work is overseen by the Compliance and Risk Committee (CRC), a management committee chaired by the CCO. Every quarter, the CRC invites risk owners to share updates on key risks and how they are being managed. In 2022, these included updates on: geopolitical risks and action plan updates, business continuity and resilience planning, CoC, safe culture and fair treatment, human rights and policy management, GDPR compliance, corporate security and corporate integrity programme, health and safety and wellbeing campaigns. We also share and discuss results of targeted risk exercises such as assessments, scenarios and simulations. The CRC reports to the Board Committees, such as the Audit Committee, at least five times per year. In 2022, API was integrated into our ERM framework. We have leveraged risk management best practice from API in Europe, for instance integrating ERM into the annual business planning cycle. In 2022, we partnered with Risilience and the Centre for Risk Studies within the Judge Business School at the University of Cambridge, to further develop our strategic scenario planning capabilities. The initial focus of our collaboration is on climate change risk to support strategic decision making in line with our sustainability commitments and to facilitate from the Task Force on Climate-related Financial Disclosures (TCFD) reporting. In partnership with Risilience, we have developed a digital twin platform, enabling us to model physical and transition risks across our value chain over a 20 to 30 year timeline with various warming scenarios. In 2023, we are planning to apply the digital twin platform to other enterprise risks like cyber, packaging or talent. Read more about TCFD on pages 28-37 Managing risk Once risks are identified, we analyse them to understand the likelihood, potential impact, velocity and effectiveness of existing mitigations. Actions are developed where mitigations are not meeting expectations or the risks are at unacceptable levels. The risk criteria that we use for our risk assessments are reviewed on an annual basis to ensure that they adequately cover the different types of consequences and remain fit for purpose. Since the implementation of risk appetite statements (RAS), we have used this tool to support business decision making aligned with our strategic objectives. We compare our current risk profile (ERA outcome) with our RAS (tolerated level of risk). RAS are reviewed annually by the CRC and the Audit Committee, with actions defined as necessary. We are in the process of adapting the RAS for operations by defining key risk indicators for each statement with the risk owners. Case study Minimising supplier risk With a network of more than 17,000 suppliers, increasing global supply chain complexity and disruptions, it is challenging to monitor all risk types and block out noise without applying artificial intelligence (AI) to big data. Procurement has therefore implemented Resilinc to use the power of AI in proactively identifying potential risks impacting our business through our supplier and sub-supplier network. By using AI to monitor a broader risk portfolio and identify emerging risks, we have found ways to turn them into benefits. 50m Scanning over 50 million information feeds annually across over 150 risk types in 100 languages ~3,000 sites Since implementation, procurement have monitored in total over 3,000 suppliers, sub-suppliers and CCEP sites using Resilinc Read more about our supply chain on pages 49-52 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 64 Principal risks

To strengthen our ability to identify emerging risks early, we continue with CCEP’s procurement team and external partner Resilinc, a provider of a tool that uses AI for cognitive risk sensing, to manage our supplier risks (see case study on page 64). The tool extracts relevant information and trends from all available external and internal sources and makes them available to the responsible category manager in procurement. ERM is pioneering this work with the toll provider as the ultimate goal is to capture signals that indicate the development of new types of risk for which CCEP needs to prepare. Early detection of such risks can help to convert threats into opportunities and competitive advantages for CCEP. We manage risk through the ERM framework, our processes and policies. Our annual policy review ensures the policies and related policy guidance remains valid. Changes within the documents have been approved by the CRC. Changes in policies, for example the CoC, the Gifts, Entertainment and Anti-Bribery policy and the Speak Up policy, have been approved by the CRC and Board. The following pages set out a summary of our principal risks based on the findings of our most recent ERA. The Board has carried out a robust assessment of these principal risks. This summary is not intended to include all risks that could impact our business and the risks are presented in no particular order. In this report, we show how each principal risk links to, and underpins the relevant aspect of, our strategy. Beyond principal risks, CCEP faces other operational risks which are managed as part of our daily routines, such as employee health, safety and wellbeing, fraud and human rights. Principal risk map(A) External Opportunities and risks, such as macroeconomic, socio/political and competition risks, that could fundamentally impact business strategy. Typically managed by teams that respond to significant shifts in government relations, consumer or supplier behaviour. Strategic Opportunities and risks that could impede the achievement of strategic objectives and targets, such as poor resource allocation or decision making. Typically managed by senior leaders responsible for delivering strategic initiatives set by the Board. Operational Opportunities and risks that could impact day to day operations in areas such as production, logistics or sales. Managed across all business areas through controls embedded in processes and procedures. Extreme events Events that would have an extreme impact on the business, such as war, pandemic, cyber attack, global financial crisis, natural disaster. These can materialise in any part of the business and may coincide with other risks in particular scenarios. Because extreme events can occur in any principal risk, they will not be assigned to a single specific category. Velocity scale: (speed to impact) Very rapid (less than one month) Rapid (less than one year) Moderate (one to three years) Slow (greater than three years) (A) Changes in risk are as against the principal risks section of CCEP’s Integrated Report/Annual Report on Form 20-F for the year ended 31 December 2021 as updated and supplemented in CCEP’s Results for the six months ended 1 July 2022. Principal risks Packaging Legal, regulatory and tax Business disruption Cyber and social engineering attacks and IT infrastructure Economic and political conditions Market Climate change and water Perceived health impact of our beverages (including ingredients) and changing customer buying trends Business transformation, integration and digital capability People and wellbeing Relationships with TCCC and other franchisors Product quality Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 65 Principal risks continued

The table below shows our principal risks Packaging The risks relating to packaging waste and plastic pollution, and single use plastic • Stakeholder concern about the environmental impacts of single use plastic packaging, litter and packaging waste • Brand and reputation damage from not keeping up with community/customer expectations • Financial impact from increased taxes and on the costs of doing business • Regulatory and compliance impacts • Increased potential for activism and litigation • Development of the packaging pillar within our This is Forward sustainability action plan, including pack mix, recycled content and improving packaging collection. More information on our packaging strategy can be found in our Forward on packaging section on pages 42-45 • Continued sustainability action plan focused on packaging, including our commitments to: – Ensure that 100% of our primary packaging is recyclable by 2025 – Drive higher collection rates, aiming to ensure that we collect and recycle a bottle or a can for each one we sell by 2030 – 50% recycled plastic in our PET bottles by 2023 (Europe) and 2025 (API) – Stop using oil-based virgin plastic in our bottles by 2030 – Invest in rPET infrastructure to help drive packaging circularity and secure access to recycled material Find out more in Forward on packaging on pages 42-45 Legal, regulatory and tax The risks associated with new or changing legal, regulatory or tax, legislative environment and subsequent obligations and compliance requirements • Manufacturing activities • Use of certain ingredients • Packaging • Restrictions on sugar and sweeteners • Labelling requirements • Distribution and sale activities • Employment costs • Carbon taxes • Financial impact from new or higher taxes • Stricter sales and marketing controls impacting margins and market share • Punitive action from regulators or other legislative bodies • Increase to the cost of compliance to meet stricter or new regulatory requirements • Brand and reputation damage • Continuous monitoring, assessment and appropriate implementation of new or changing laws and regulations • Dialogue with government representatives and input to public consultations on new or changing regulations • Development of compliance processes and training programmes for employees • Communication with public health stakeholders to tell our story on drinks in anticipation of potential regulatory pressures Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Change Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 66 Principal risks continued Link to strategy Risk change An indication of the current change of each principal risk relative to the prior year. Great people Great service Great beverages Done sustainably Increased Stable Decreased

Business disruption The risk of prolonged, large scale natural and/ or man made disruptive events • Cyber attack or IT/operational technology system failure • Pandemics • Extreme weather events (floods, fires) • Natural disasters • Civil unrest, war and terrorism • Disruption to supply chains/ operations • Safety and wellbeing of our people • Brand and reputation damage • Financial impact • Development, testing and continual improvement of Business Continuity Planning (BCP) through implementation of the BCP elements of TCCC’s Business Resilience Framework • Training and awareness to build Business Continuity and Resilience capabilities across our sites and processes and improve our response to incidents • Scenario planning exercises and Business Impact Assessments to analyse and identify critical people (roles), property, technology, equipment and suppliers (value chain) • Coordination, continuous improvement and testing of our Incident Management and Crisis Response process Cyber and social engineering attacks and IT infrastructure The risks related to the protection of information systems and data from unauthorised access, misuse, disruption, modification, or destruction • External attackers seeking to ransom or disrupt systems and data • Dependency on third parties • Internal misuse (malicious or accidental) • Security and maintenance of IT infrastructure and applications • Financial impact from disruption to operations or fines • Safety and wellbeing of employees, customers or business partners who may have their personal information stolen • Brand and reputation damage • Established cyber strategy with engagement of the ELT and Board • Conducting regular training and awareness on information security and data privacy • Development of BCP and Disaster Recovery programmes including regular internal and external testing of security controls to identify and resolve vulnerabilities • Threat vulnerability management and threat intelligence • Implementation of a hardware lifecycle • Security event logging and management through a Global Security Operations Centre operating 24/7 to proactively monitor cyber threats and implement preventive measures • Completion of third party risk assessments • Established Data Privacy Office including data governance and information classification and handling • IT change management process Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Change Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 67 Principal risks continued Link to strategy Risk change An indication of the current change of each principal risk relative to the prior year. Great people Great service Great beverages Done sustainably Increased Stable Decreased

Economic and political conditions The risks associated with operating in volatile and challenging macroeconomic and geopolitical conditions • Low economic growth or recession • High currency and commodity price volatility • High inflation • Political instability/conflict • Civil unrest • Financial impact from reduced demand from consumers and an increasing cost base • Disruption to supply chains from sanctions or impact on shipping/trade routes • Diversified product portfolio and geographic diversity of operations assists in mitigating exposure to localised economic risk • Development of a flexible business model that allows us to adapt our portfolio to suit our customers’ changing needs during economic downturns • Regular review of business results and cash flows to rebalance capital investments where necessary • Monitoring of macroeconomic, political and societal developments to ensure that business is prepared to manage emerging situations • Established hedging policy for managing financial risks like FX, commodity and interest rate risks • Keeping a strong level of liquidity and back up credit lines at all times for working capital purposes as well as unexpected cash flow swings Market The risks to maintaining the relationships with our customers and consumers to meet their changing demands, needs and expectations • New distribution channels and platforms • Changing customer and consumer habits • Changes in the competitive landscape • Legislative and regulatory changes • Financial impact from reduced demand from consumers • Decreasing margins and market share • Inability to meet strategic objectives • Brand and reputation damage • Conducting shopper insights and price elasticity assessments • Investing in pack and product innovation • Established promotional strategy • Development of commercial policy • Collaborative category planning with customers • Development of growth centric customer investment policies • Established business development plans aligned with our customers • Diversification of portfolio and customer base • Development of realistic budgeting routines and targets • Investment in key account development and category planning • Open up new route to market opportunities, for example eB2B and platforms/direct to consumer Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Change Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 68 Principal risks continued Link to strategy Risk change An indication of the current change of each principal risk relative to the prior year. Great people Great service Great beverages Done sustainably Increased Stable Decreased

Climate change and water The risks and opportunities associated with managing the impacts of climate change and water scarcity across our value chain • GHG emissions across our value chain, including emissions from our production facilities, cold drinks equipment, the transportation of our products, packaging and the ingredients that we use, and storage of our products • Scarcity of water and water quality issues related to water sources we and our suppliers rely upon • Regulatory and legislative initiatives aimed at reducing GHG emissions • Changing consumer and investor preferences • Brand and reputation damage from not meeting sustainability targets • Financial impacts from future carbon taxes and the transition costs to low GHG emissions • Regulatory and compliance impacts related to TCFD disclosures • Development of the climate pillar within our This is Forward sustainability action plan including our short-term and long-term GHG emissions reduction targets to reduce our absolute Scope 1, 2 and 3 GHG emissions by 30% by 2030 (vs 2019), and to achieve Net Zero by 2040. Our strategy outlines the management actions and key mitigations taken to manage this risk. More information can be found in our Forward on climate section on pages 38-41 • Development of the water pillar within our This is Forward sustainability action plan which sets out targets for water efficiency, regenerative water use and water replenishment and outlines management actions and key mitigations taken to manage risk. More information can be found in our Forward on water section on pages 46-48 • Transition to 100% renewable electricity aiming to achieve this across all markets by 2030 • Supplier engagement programme to support suppliers to set their own reduction targets and transition to use renewable electricity Read about TCFD on pages 28-37 Perceived health impact of our beverages (including ingredients), and changing customer buying trends The risks relating to our ability to effectively adapt and respond to changes in consumer preferences and behaviour towards our products • Legislative changes driven by government or lobby groups • External marketing campaigns towards alternative ingredients/products • Publication of guidelines or recommendations related to sugar consumption or additives by WHO or other health authorities • Increased media scrutiny and social media coverage impacting consumer perception • Viability of alternatives to sugar, sweeteners and other ingredients within our product portfolio • Financial impacts from decline in sales volumes and market share (delisting, demand decrease) • Increased regulatory scrutiny • Increased taxes on our products • Damage to brand and reputation • Development of the drinks pillar within our This is Forward sustainability action plan to support the recommendation by several leading health authorities, including WHO, that people should limit their intake of added sugar to 10% of their total calorie consumption. More information can be found in our Forward on drinks section on pages 53-55 • Support TCCC, EU or National associations on strong advocacy regarding no and low-calorie sweeteners and processed food Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Change Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 69 Principal risks continued Link to strategy Risk change An indication of the current change of each principal risk relative to the prior year. Great people Great service Great beverages Done sustainably Increased Stable Decreased

Business transformation, integration and digital capability The risks relating to the execution of our strategic and continuous improvement initiatives • Digital transformation • Identification and execution of supply chain improvements • Relationships with our partners and franchisors • Ineffective coordination between BUs and central functions • Change management failure • Diversion of management's focus away from our core business • Damage to brand and reputation • Financial impacts from a decline in our share price arising from not realising the value creation from these initiatives • Industrial action and disruption to our operations • Solid governance model in place leveraging Competitiveness Steering Committee for enterprise wide transformation • Regular competitiveness reviews ensuring effective steering, high visibility and quick decision making • Dedicated programme management office and effective project management methodology • Continuation of strong governance routines • Regular ELT and Board reviews and approvals of progress and issue resolution • Analysis and review of Acquisition-related activities such as integration and business performance risk indicators and capital allocation risk reviews • Building a well functioning and resilient workforce with priority focus on health and safety, and mental wellbeing initiatives, especially in frontline roles People and wellbeing The risks relating to the identification, attraction, development, and retention of talent. Also risks relating to the wellbeing of our people (including human rights and modern slavery) • Job design and working conditions • Reward and recognition • Misconduct by third parties relating to human rights • Damage to brand and reputation • Financial impacts from a decline in employee engagement and productivity • Industrial action and disruption to our operations • Punitive action from regulators or other legislative bodies and potential for litigation • Development of our people strategy, Me@CCEP, which sets out the diversity, inclusion, wellbeing and human rights targets, management actions and the key mitigations taken to manage this risk. More information can be found in our Forward on society - people section on pages 58-63 • Our Everyone’s Welcome philosophy sets out our commitment to inclusion, diversity and equity. The Everyone’s Welcome playbook is the blueprint for countries and functions to align campaigns, training and tracking mechanisms • We have set up a strong policy framework, regular training and supplier management to strengthen our human rights commitments, such as modern slavery Relationships with TCCC and other franchisors The risk of misaligned incentives or strategy with TCCC and/or other franchisors • Lack of effective engagement, communication and/or discussion with franchisors • Damage to brand and reputation • Financial impacts, including as a result of TCCC or other franchisors acting adversely to our interests with respect to our business relationship • Clear agreements govern the relationships • Incidence pricing agreement with TCCC • Aligned long range planning and annual business planning processes • Ongoing group and local routines between CCEP and franchisors • Regular meetings and maintenance of positive relationships at all levels • Regular contact and best practice sharing across the Coca-Cola system Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Change Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 70 Principal risks continued Link to strategy Risk change An indication of the current change of each principal risk relative to the prior year. Great people Great service Great beverages Done sustainably Increased Stable Decreased

Product quality The risks relating to ensuring the wide range of products we produce are safe for consumption and adhere to strict food safety and quality requirements • A failure in food safety, food quality, food defence or food fraud processes • Physical harm to consumers • Damage to brand and reputation • Financial impacts from a decline in sales volume and market share • TCCC standards and audits • Hygiene regimes at production facilities • Total quality management programme • Robust management systems • ISO Certification • Internal governance audits • Quality monitoring programme • Customer and consumer monitoring and feedback • Incident management and crisis resolution • Every CCEP production facility has: – a hazard analysis critical control points assessment and mitigation plan in place – a quality monitoring plan based on risk and requirements – a food fraud vulnerability assessment and mitigation plan based risk and requirements – a food defence threat assessment and mitigation plan based on risk and requirements Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Change Internal control procedures and risk management CCEP’s internal controls are designed to manage rather than eliminate risk, and aim to mitigate risk of fraud and misstatements. In addition to management responsibility, the Board has overall responsibility for the Company’s system of internal controls and for reviewing its adequacy and effectiveness. To discharge its responsibility in a manner that complies with law and regulation and promotes effective and efficient operation, the Board has established clear operating procedures, lines of responsibility and delegated authority. The Audit Committee has specific responsibility for reviewing the internal control policies and procedures associated with the identification, assessment and reporting of principal and emerging risks to check they are adequate and effective. Our internal control processes include: • Board approval for significant projects, transactions and corporate actions • Either senior management or Board approval for all major expenditure at the appropriate stages of each transaction • Regular reporting covering both technical progress and our financial affairs • Board review, identification, evaluation and management of significant risks Read more about our approach to internal control and risk management in the Audit Committee report on pages 112-116 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 71 Principal risks continued Link to strategy Risk change An indication of the current change of each principal risk relative to the prior year. Great people Great service Great beverages Done sustainably Increased Stable Decreased

In accordance with provision 31 of the 2018 UK Corporate Governance Code (the UKCGC), the Directors have assessed the prospects for the Group. The Directors have made this assessment over a period of three years, which corresponds to the Group’s planning cycle. The assessment considered the Group’s prospects related to revenue, operating profit, EBITDA and free cash flow. The Directors considered the maturity dates of the Group’s debt obligations and its access to public and private debt markets, including its committed multi currency credit facility. The Directors also carried out a robust review and analysis of the principal risks facing the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity. Stress testing was performed on a number of scenarios, including different estimates for operating profit and free cash flow. Among other considerations, these scenarios incorporated the potential downside impact of the Group’s principal risks, including those related to: • Business disruption events, including pandemics • Legal and regulatory intervention, including in relation to plastic packaging • Risk of cyber and social engineering attacks • Economic and political uncertainty • Climate change and water Based on the Group’s current financial position, stable cash generation and access to liquidity, the Directors concluded that the Group is well positioned to manage principal risks and potential downside impacts of such risks materialising, to ensure solvency and liquidity over the assessment period. From a qualitative perspective, the Directors also took into consideration the Group’s past experience of managing through adverse conditions and the Group’s strong relationship and position within the Coca-Cola system. The Directors considered the extreme measures the Group could take in the event of a crisis, including decreasing or stopping non-essential capital investment, decreasing or stopping shareholder dividends, renegotiating commercial terms with customers and suppliers or selling non-essential assets. Based upon the assessment performed, the Directors confirm that they have a reasonable expectation the Group will be able to continue in operation and meet all liabilities as they fall due over the three year period covered by this assessment. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 72 Viability statement

This Integrated Report contains a combination of financial and non-financial reporting throughout. As required by sections 414CA and 414CB of the Companies Act 2006 (the Companies Act), the following non-financial and sustainability information can be found as stated in the table below. These pages contain, where appropriate, details of our policies and approach to each matter. Non-financial and sustainability information Page(s) Environmental matters TCFD on pages 28-37 Forward on climate on pages 38-41 Forward on packaging on pages 42-45 Forward on water on pages 46-48 Forward on supply chain on pages 49-52 Employee matters Our stakeholders on pages 14-17 Forward on society – people on pages 58-63 Social matters Forward on society – communities on pages 56-57 Human rights Forward on society – people on page 63 Anti-corruption and anti-bribery matters Forward on society – people on page 62 Our business model Our business model on page 6 Risk and principal risks Principal risks on pages 64-71 Risk factors on pages 223-229 Non-financial performance indicators Sustainability performance indicators on page 9 Climate-related financial information Sustainability performance indicators on page 9 Taking action on sustainability and TCFD on pages 26-63 Principal risks on pages 64–71 Sustainability key performance data summary on pages 249-252 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 73 Non-financial and sustainability information statement

Our business CCEP is a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 2 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. Note regarding the presentation of pro forma financial information and alternative performance measures Pro forma financial information Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (the Acquisition; referred to as CCL pre-Acquisition, API post-Acquisition) on the results of operations of CCEP in 2021 and allow for greater comparability of the results of the combined Group between periods. The pro forma financial information for 2021 has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable, including assumptions as at 1 January 2021 relating to Acquisition accounting provisional fair values of API assets and liabilities which are assumed to be equivalent to those that have been provisionally determined as of the Acquisition date and included in the financial statements for the year ended 31 December 2021, on a constant currency basis. The pro forma information for 2021 also assumes the interest impact of additional debt financing reflecting the actual weighted average interest rate for acquisition financing of c.0.40% for 2021. The pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the Acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the Acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the Acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the pro forma financial information contained herein. Alternative performance measures We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures. For purposes of this document, the following terms are defined: ‘‘As reported’’ are results extracted from our consolidated financial statements. ‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of 2021, including acquisition accounting adjustments relating to provisional fair values. Pro forma also includes the impact of the additional debt financing costs incurred by CCEP in connection with the Acquisition for all periods presented. "Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration-related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, the net impact related to European flooding, income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia, the impact of a defined benefit plan amendment arising from legislative changes in respect of the minimum retirement age and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days. ‘‘Pro forma comparable" is defined as the pro forma results excluding items impacting comparability, as described above. ‘‘FX neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates. ‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investments is in line with the Group’s overall strategy for the use of cash. ‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures. ‘‘Adjusted free cash flow’’ is defined as free cash flow (as defined above) adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Adjusted free cash flow is not intended to represent residual cash flow available for discretionary expenditures. We believe that reporting adjusted free cash flow is useful as it allows for better period over period comparability, excluding the impact of items that are unusual in nature. Refer to page 81 for additional information. ‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 74 Business and financial review

‘‘Net Debt’’ is defined as the net of cash and cash equivalents and short-term investments less borrowings and adjusted for the fair value of hedging instruments related to borrowings and other financial assets/liabilities related to borrowings. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. ‘‘ROIC” or “Return on invested capital” is defined as comparable operating profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. ‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax. Forward-looking alternative performance measures Within this report, we provide certain forward-looking non-GAAP financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year. Unless otherwise stated, percent amounts are rounded to the nearest 0.5%. All pro forma measures presented below relate only to the full year ended 31 December 2021. Key financial measures(A) Reported to Pro forma comparable Unaudited, FX impact calculated by recasting current year results at prior year rates Year ended 31 December 2022 € millions % change vs prior year As reported Comparable FX impact As reported Pro forma comparable Pro forma FX impact Pro forma comparable FX neutral Revenue 17,320 17,320 172 26.0% 17.0% 1.5% 15.5% Cost of sales 11,096 11,088 107 28.0% 20.0% 1.0% 19.0% Operating expenses 4,234 4,094 45 18.5% 10.5% 1.5% 9.0% Other income 96 — — n/a n/a n/a n/a Operating profit 2,086 2,138 20 37.5% 13.5% 1.0% 12.5% Profit after taxes 1,521 1,564 15 54.0% 14.0% 1.0% 13.0% Diluted earnings per share (€) 3.29 3.39 0.03 53.0% 14.0% 1.0% 13.0% (A) See Supplementary financial information - Income Statement on pages 83-85 for a reconciliation of reported to comparable and reported to pro forma comparable results. Financial highlights In 2022, the uncertain macroeconomic environment led us to navigate unprecedented commodity inflation, higher energy and transportation prices and industry-wide supply chain constraints. However, our focus on in-market execution, promotional optimisation and the successful implementation of dynamic headline pricing strategies across our markets, resulted in strong revenue growth and value share gains. We also benefited from the continued recovery of the AFH channel and the return of travel and tourism with further growth in the home channel. Despite inflationary pressures, higher concentrate costs and continued investment in our capabilities, we delivered strong operating profit growth. This translated into strong free cash flow generation and enabled us to continue to return cash to shareholders, as demonstrated by the dividend paid in the year. The net impact of 2022 performance on our key financial measures(A) can be summarised as follows: • Reported revenue totalled €17.3 billion, up 26.0% on a reported basis and 15.5% on a pro forma comparable and FX neutral basis. • Volume increased 17.5% on a reported basis and 9.5% on a pro forma comparable basis. Revenue per unit case increased 6.0% on a pro forma comparable and FX neutral basis. • Reported operating profit was €2.1 billion, up 37.5%, or up 12.5% on a pro forma comparable and FX neutral basis. • Reported diluted earnings per share were €3.29 or €3.39 on a comparable basis, up 13.0% on a pro forma comparable and FX neutral basis. • Net cash flows from operating activities were €2.9 billion. Full year adjusted free cash flow(B) was €1.8 billion. (A) See Supplementary financial information - Income Statement on pages 83-85 for a reconciliation of reported to comparable and reported to pro forma comparable results. (B) See Liquidity and capital management on pages 80-82 for a reconciliation between net cash flows from operating activities and adjusted free cash flow. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 75 Business and financial review continued

Operational review Revenue Revenue totalled €17.3 billion, up 26.0% versus prior year on a reported basis, and 24.5% on a comparable and FX neutral basis, reflecting the full year impact of the API operations acquired in 2021. Revenue was up 15.5% on a pro forma comparable and FX neutral basis. Revenue per unit case increased by 6.0% in 2022 on a pro forma comparable and FX neutral basis. Volume increased 9.5% on a pro forma comparable basis. Revenue(A) in millions of € Year ended 31 December 2022 As reported Comparable Reported % change FX neutral % change Pro forma comparable % change Pro forma FX neutral % change Europe 13,529 13,529 17.0% 16.5% 17.0% 16.5% API 3,791 3,791 74.0% 66.5% 17.0% 12.0% Total CCEP 17,320 17,320 26.0% 24.5% 17.0% 15.5% (A) See Supplementary financial information - Income Statement on pages 83-85 for a reconciliation of reported to comparable and reported to pro forma comparable results. Comparable volume – selling day shift CCEP In millions of unit cases, prior period volume recast using current year selling days(A) Year ended 31 December 2022 2021 % change Volume 3,300 2,804 17.5% Impact of selling day shift n/a (7) n/a Comparable volume – Selling day shift adjusted 3,300 2,797 18.0% Pro forma impact API — 212 n/a Pro forma comparable volume 3,300 3,009 9.5% (A) A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. Volumes were up 17.5% on a reported and 18.0% on a comparable basis, reflecting the full year impact of the API operations acquired in 2021. Pro forma comparable volume was up 9.5% versus 2021. This reflects the solid recovery of the AFH channel and continued growth in the home channel across our markets. The most significant impact was in the AFH channel where volumes increased by 18.5% for the year, on a pro forma comparable basis. We experienced improvement in volumes reflecting fewer restrictions and increased mobility. The return of tourism and favourable weather in Europe also supported the strong recovery of this channel. Trading in the home channel increased throughout the year with full year volume growth of 4.0% on a pro forma comparable basis, although disruption related to a customer negotiation impacted the fourth quarter of 2022. From a package perspective, immediate consumption grew across both channels as mobility increased with fewer restrictions. The volume of future consumption packs such as large PET and multipack cans grew during the year, particularly in the home channel. Year ended 31 December Comparable volume by category Change versus prior period on a pro forma comparable basis 2022 % of total 2021 % of total % change Sparkling 84.5% 84.5% 9.0% Coca-ColaTM 58.5% 59.0% 8.0% Flavours, mixers and energy 26.0% 25.5% 11.5% Stills 15.5% 15.5% 11.5% Hydration 8.0% 7.5% 16.0% RTD tea, RTD coffee, juices and other(A) 7.5% 8.0% 7.0% Total 100.0% 100.0% 9.5% (A) RTD refers to ready to drink; Other includes alcohol and coffee. On a brand category basis in 2022, Coca-Cola trademark volume increased by 8.0% versus 2021 on a pro forma comparable basis. This increase reflected the growth in Coca-Cola Original Taste and Lights driven by the continued rebound of the AFH channel and strong performance of Coca-Cola Zero Sugar, with volumes ahead of 2021 (up 10.0%) supported by our new taste and new look campaign last year. Flavours, mixers and energy volume increased by 11.5% versus 2021 on a pro forma comparable basis. Energy volumes were up 18.5% versus 2021, supported by increased distribution in both channels and strong innovation. Fanta and Sprite grew volume driven by the continued rebound of the AFH channel. Hydration volume increased by 16.0% versus 2021 on a pro forma comparable basis. Water volume increased by 13.5% reflecting its exposure to immediate consumption across both channels, supported by the rebound of the AFH channel and increased mobility. Sports volume increased by 23.0%, reflecting growth in both Europe and API. RTD teas, RTD coffees, juices and other drinks volume increased by 7.0% versus 2021 on a pro forma comparable basis. Juice drinks grew volume reflecting the continued rebound of the away from home channel partially offset by SKU rationalisation in Indonesia. Fuze Tea volumes increased as the brand continues to grow value share in Europe. Alcohol continues to deliver strong growth in Australia driven by spirits and ready to drink beverages. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 76 Business and financial review continued

Revenue by segment: Europe Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2022 2021 % change As reported 13,529 11,584 17.0% Adjust: Impact of FX changes (6) n/a n/a FX neutral 13,523 11,584 16.5% Revenue per unit case 5.14 4.87 5.5% Revenue in Europe totalled €13.5 billion, up 17.0% versus prior year on a reported basis, and 16.5% on an FX neutral basis. Revenue per unit case in Europe increased by 5.5% in 2022, on a comparable and FX neutral basis, reflecting positive package and channel mix driven by the improvement in AFH volume, and favourable headline price following the successful implementation of dynamic headline pricing strategies across our markets. Revenue by geography In millions of € Year ended 31 December 2022 As reported Reported % change FX neutral % change Great Britain 3,088 18.0% 17.5% Germany 2,682 15.0% 15.0% Iberia(A) 3,034 21.5% 21.5% France(B) 2,089 15.0% 15.0% Belgium and Luxembourg 1,042 12.5% 12.5% Netherlands 682 22.5% 22.5% Norway 404 3.5% 2.5% Sweden 421 12.5% 17.5% Iceland 87 10.0% 4.0% Total Europe 13,529 17.0% 16.5% (A) Iberia refers to Spain, Portugal and Andorra. (B) France refers to continental France and Monaco. Reported revenue in Great Britain was up 18.0% versus 2021. Foreign exchange translation positively impacted revenue growth by 0.5%.The additional increase in revenue was mainly driven by the continued recovery of the AFH channel supported by favourable weather and domestic tourism. Further growth in the home channel supported double digit volume growth versus 2019. From a category perspective, Coca-Cola Zero Sugar, Fanta, Monster and Dr Pepper showed strong volume growth. Additionally, revenue per unit case growth was driven by favourable underlying price, alongside positive pack mix led by the recovery of the AFH channel, including growth of 20.5% in small glass and 15.0% in small PET. Reported revenue in Germany was up 15.0% versus 2021. Volume was positively impacted mainly by favourable weather and improvement in the AFH channel. The home channel saw solid performance versus prior year. From a category perspective, Coca-Cola Zero Sugar, Fuze Tea and Monster showed strong volume growth. Additionally, revenue per unit case growth was driven by positive brand mix from Monster, as well as favourable underlying price and positive pack and channel mix. Reported revenue in Iberia was up 21.5% versus 2021. This was mainly driven by the recovery of the AFH channel, supported by the return of travel and tourism and favourable weather, reflecting solid volume growth. Despite good trading in the home channel, volume growth versus 2019 was impacted by the increased Spanish VAT rate. From a category perspective, Coca-Cola Zero Sugar and Monster showed strong volume growth. Additionally, revenue per unit case growth was positively impacted by package and channel mix given the ongoing recovery of the AFH channel in addition to favourable underlying price. Reported revenue in France was up 15.0% versus 2021. This was mainly driven by an increase in volume due to the rebound of the AFH channel, supported by the return of tourism and favourable weather and continued solid growth in the home channel. From a category perspective, Coca-Cola Zero Sugar, Fuze Tea and Monster continued to grow volume. Additionally, revenue per unit case growth was supported by positive channel and pack mix led by the recovery of the AFH channel, including growth of 55.5% in small glass and 25.0% in small PET, as well as favourable underlying price. Reported revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) was up 13.0% versus 2021. Foreign exchange translation negatively impacted revenue growth by 0.5%. The increase in revenue was mainly driven by the rebound in the AFH channel, despite the late removal of restrictions, and further growth in the home channel. From a category perspective, Coca-Cola Zero Sugar, Monster and Fuze Tea showed strong volume growth. Additionally, revenue per unit case growth increased as a result of favourable underlying price as well as positive channel and pack mix, including growth of 57.5% in small glass and 16.0% in small PET. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 77 Business and financial review continued

Revenue by segment: API Pro forma revenue API(A) In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2022 2021 % change As reported and comparable 3,791 2,179 74.0% Add: Pro forma adjustments API — 1,056 n/a Pro forma comparable 3,791 3,235 17.0% Adjust: Impact of FX changes (166) n/a n/a Pro forma comparable and FX neutral 3,625 3,235 12.0% Pro forma revenue per unit case 5.42 5.05 7.5% (A) See Supplementary financial information - Income Statement on pages 83-85 for a reconciliation of reported to comparable and reported to pro forma comparable results. Reported revenue in API totalled €3.8 billion, and was up 17.0% versus 2021 on a pro forma comparable basis, or up 12.0% on a pro forma comparable and FX neutral basis. Revenue per unit case increased by 7.5% in 2022, on a pro forma comparable and FX neutral basis. Volume increased 5.0% on a pro forma comparable basis driven by increased consumer mobility and the successful navigation of industry-wide supply constraints, as well as a record Ramadan period in Indonesia. Pro forma revenue by Geography(A) In millions of € Year ended 31 December 2022 As reported Pro forma comparable % change Pro forma FX neutral % change Australia 2,339 15.5% 11.0% New Zealand and Pacific Islands 649 17.0% 15.0% Indonesia and Papua New Guinea 803 23.0% 12.5% Total API 3,791 17.0% 12.0% (A) See Supplementary financial information - Income Statement on pages 83-85 for a reconciliation of reported to comparable and reported to pro forma comparable results. Revenue in the Australia, Pacific and Indonesian territories (Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea) was up 17.0% versus 2021 on a pro forma comparable basis. Foreign exchange translation positively impacted revenue growth by 5.0%. The additional increase in revenue was mainly driven by increased mobility in the away from home channel in all markets and solid performance in the home channel. Coca-Cola No Sugar and Monster grew volume above 2019 levels. Additionally, revenue per unit case increased on a pro forma comparable and FX neutral basis, as a result of positive package and channel mix, promotional optimisation in Australia and underlying favourable price. Cost of sales Reported cost of sales totalled €11.1 billion, up 28.0% versus prior year on a reported basis, and 27.5% on a comparable FX neutral basis, reflecting the full year impact of the API operations acquired in 2021. On a pro forma comparable basis cost of sales was up 20.0% vs prior year, or up 19.0% on a pro forma comparable and FX neutral basis, driven in part by volume growth. Cost of sales per unit case increased by 9.0% on a pro forma comparable and FX neutral basis. Pro forma cost of sales(A) In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates Year ended 31 December 2022 2021 % change As reported 11,096 8,677 28.0% Add: Pro forma adjustments API — 616 n/a Adjust: Total items impacting comparability (8) (71) Pro forma comparable 11,088 9,222 20.0% Adjust: Impact of FX changes (107) n/a n/a Pro forma comparable and FX neutral 10,981 9,222 19.0% Cost of sales per unit case 3.33 3.05 9.0% (A) See Supplementary financial information – Income Statement on pages 83-85 for reconciliation of reported to comparable and reported to pro forma comparable results. Cost of sales in Europe increased in part due to higher volume, up 11.0% versus 2021 on a comparable basis. Cost of sales per unit case increased as well, primarily driven by unprecedented levels of commodity inflation. PET and aluminium were the main drivers of commodity inflation, though hedging throughout the year provided some protection from market volatility. Higher energy and transportation prices also resulted in increased conversion and manufacturing costs. Dynamic headline pricing strategies were implemented across our markets in response to these inflationary pressures, and increased revenue per unit case as a result of the recovery of the AFH channel, as well as promotional optimisation and favourable underlying price, in turn, increased concentrate costs. Mix was also adverse driven mainly by continued volume growth in Energy and cans, partially offset by the favourable recovery of fixed manufacturing costs given the increased volume. Cost of sales in API also increased reflecting higher volumes, up 5.0% versus 2021 on a pro forma comparable basis, similar inflationary pressures on commodities, transportation and freight, and increased revenue per unit case. Global supply chain challenges continued this year, and successful navigation of these industry-wide supply chain constraints supported strong volume growth. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 78 Business and financial review continued

Operating expenses Reported operating expenses totalled €4.2 billion, up 18.5% versus prior year on a reported basis, and 19.5% on a comparable and FX neutral basis, reflecting the full year impact of the API operations acquired in 2021. On a pro forma comparable basis operating expenses were up 10.5% vs prior year, or up 9.0% on a pro forma comparable and FX neutral basis. Pro forma operating expenses(A) In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2022 2021 % change As reported 4,234 3,570 18.5% Add: Pro forma adjustments API — 323 n/aAdjust: Transaction accounting adjustments — 68 Adjust: Total items impacting comparability (140) (250) Pro forma comparable 4,094 3,711 10.5% Adjust: Impact of FX changes (45) n/a n/a Pro forma comparable and FX neutral 4,049 3,711 9.0% (A) See Supplementary financial information – Income Statement on pages 83-85 for reconciliation of reported to comparable and reported to pro forma comparable results. With a third of operating expenses being variable in nature, comparable operating expenses in Europe grew as volume increased reflecting the reopening of the AFH channel, increased consumer mobility and the return of travel and tourism. Continued inflationary pressures on labour and haulage, and optimised investment in trade marketing expenses to support our top line growth were also drivers of the increase. Similar to Europe, comparable operating expenses in API also reflected higher volumes, inflationary pressures on labour and haulage and increased investment in trade marketing expenses contributed to the growth in operating expenses. Discretionary spend optimisation and the ongoing delivery of our previously announced multi-year efficiency programme supported a continued decline in operating expenses as a percent of revenue. Restructuring Restructuring charges of €19 million and €144 million were recognised within reported cost of sales and reported operating expenses, respectively, for the year ended 31 December 2022, which are primarily attributable to €82 million of expense recognised in connection with the transformation of the full service vending operations and related initiatives in Germany. Restructuring charges of €17 million and €136 million were recognised within reported cost of sales and reported operating expenses, respectively, for the year ended 31 December 2021, related principally to the continuation of the Accelerate Competitiveness programme announced in October 2020. This programme relates to initiatives across Europe aimed at improving productivity through the use of technology enabled solutions. Restructuring charges in 2021 include €51 million of severance costs related to productivity initiatives within the commercial organisation in Iberia. Effective tax rate The reported effective tax rate was 22% and 29% for the years ended 31 December 2022 and 31 December 2021, respectively. The decrease in the reported effective tax rate to 22% in 2022 (2021: 29%) is largely due to the remeasurement of deferred tax positions following the enactment of tax rate changes in the United Kingdom, the Netherlands and Indonesia in the prior period. The comparable effective tax rate was 22% and 21% for the years ended 31 December 2022 and 31 December 2021, respectively. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 79 Business and financial review continued

Return on invested capital ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. For the year ended 31 December 2022, ROIC increased by 112 basis points on a pro forma basis, to 9.1%, versus 2021 reflecting the increase in comparable operating profit, and continued focus on capital allocation. ROIC In millions of € Year ended 31 December 2022 2021 Pro forma(C) 2021 Comparable operating profit(A) 2,138 1,886 1,772 Taxes(B) (474) (399) (367) Non-controlling interest (13) (12) (8) Comparable operating profit after tax attributable to shareholders 1,651 1,475 1,397 Opening borrowings less cash and cash equivalents and short-term investments(C) 11,675 12,498 5,664 Opening equity attributable to shareholders(C) 7,033 5,911 6,025 Opening invested capital 18,708 18,409 11,689 Closing borrowings less cash and cash equivalents and short-term investments 10,264 11,675 11,675 Closing equity attributable to shareholders 7,447 7,033 7,033 Closing invested capital 17,711 18,708 18,708 Average invested capital 18,210 18,559 15,199 ROIC 9.1% 8.0% 9.2% (A) Reconciliation from reported operating profit to comparable operating profit and to pro forma comparable operating profit is included in Supplementary Financial Information – Income Statement on pages 83-85. (B) Tax rate used is the comparable effective tax rate for the year (2022: 22%; 2021 pro forma: 21%; 2021: 21%). (C) In light of the CCL acquisition and in order to provide investors with a more meaningful measure of capital efficiency for 2021, a pro forma ROIC measure has been presented. To derive this pro forma measure, opening borrowings, cash and cash equivalents and short-term investments, and equity attributable to shareholders have been extracted from the unaudited pro forma condensed combined statement of financial position as of 31 December 2020 prepared in connection with proposed financing of the CCL acquisition and furnished on Form 6-K on 20 April 2021, and adjusted for any associated acquisition accounting fair value adjustments in the period through to 31 December 2021. These adjustments include an increase in borrowings of €38 million and a decrease in equity attributable to shareholders of €18 million. Liquidity and capital management Liquidity Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. The Group has amounts available for borrowing under a €1.95 billion multi currency credit facility with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2022, the Group had no amounts drawn under this credit facility. Net cash flows from operating activities were €2,932 million in 2022, an increase of 38.5%, or €815 million, from €2,117 million in 2021, reflecting the full year impact of the API operations acquired in 2021, the impact of increased revenue performance and working capital benefits. These cash flows were primarily generated from our operations and included restructuring cash outflows of €86 million. In 2022, we continued to monitor our investment in capital expenditure programmes, given continued uncertainty. Our 2022 capital spend on property, plant and equipment and capitalised software as part of our business capability programme was €603 million, compared to €446 million in 2021. Free cash flow generation for the year was strong totalling €2,057 million, or €1,805 million after adjusting for €252 million in cash proceeds received in December 2022 from the regional tax authorities in Bizkaia (Basque Region) in connection with an ongoing dispute regarding historical VAT amounts related to the period 2013-2016. A significant increase relative to our 2021 total of €1,460 million reflecting strong operating performance, the benefit of continued working capital initiatives and the full year impact of API operations. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 80 Business and financial review continued

Free cash flow In millions of € Year ended 31 December 2022 2021 Net cash flows from operating activities 2,932 2,117 Less: Purchases of property, plant and equipment (500) (349) Less: Purchases of capitalised software (103) (97) Add: Proceeds from sales of property, plant and equipment 11 25 Less: Payments of principal on lease obligations (153) (139) Less: Interest paid, net (130) (97) Free cash flow 2,057 1,460 Less: Proceeds received from Spanish VAT dispute (252) — Adjusted free cash flow(A) 1,805 1,460 (A) In connection with the ongoing dispute in Spain regarding the refund of historical VAT amounts related to the period 2013-2016, during the year ended 31 December 2022, €252 million of cash proceeds were received from the regional tax authorities of Bizkaia (Basque Region). These proceeds are included within Group’s net cash flows from operating activities for the year. Given the unusual nature of this item, and to allow for better period over period comparability of our free cash flow measure, adjusted free cash flow excludes the cash proceeds received from the Bizkaia tax authorities during this year. In 2022, total borrowings decreased by €1,233 million. This was driven by repayments on third party borrowings of €938 million, repayment of euro commercial paper of €285 million and payments on the principal and interest from lease obligations of €167 million. Movement as a result of fair value hedges resulted in a decrease of borrowings by €161 million. All this was partially offset by additions and other movements on leases of €205 million and currency translation of €113 million. No new debt was issued during the year. Repayments of bonds include repayments prior to maturity in January 2022 of €700 million 0.75% Notes due in February 2022. The following bonds were also repaid on maturity during the year: A$200 million 3.375% Notes 2022, repaid in March 2022; A$30 million 5.06% Notes 2022 and A$125 million 3.125% Notes 2022, both repaid in July 2022. Capital management The primary objective of our capital management strategy is to ensure strong ratings and to maintain appropriate capital ratios to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy. Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. We also have amounts available for borrowing under a €1.95 billion multi currency credit facility (2021: €1.95 billion) with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting the Group’s working capital needs. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2022, the Group had no amounts drawn under this credit facility. Net debt In millions of € Year ended 31 December Credit ratings 2022 2021 As of 16 March 2023 Moody’s Fitch Ratings Total borrowings 11,907 13,140 Long-term rating Baa1 BBB+ Fair value of hedges related to borrowings(A) (83) (110) Outlook Stable Stable Other financial assets/ liabilities(A) 25 42 Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Adjusted total borrowings(A) 11,849 13,072 Less: cash and cash equivalents(B) (1,387) (1,407) Less: short-term investments(C) (256) (58) Net debt 10,206 11,607 (A) Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings. (B) Cash and cash equivalents as at 31 December 2022 and 31 December 2021, includes €102 million and €45 million, respectively, of cash in Papua New Guinea Kina. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group. (C) Short-term investments are term cash deposits with maturity dates when acquired of greater than three months and less than one year. These short-term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short-term investments as at 31 December 2022 and 31 December 2021 includes €49 million and €44 million, respectively, of assets in Papua New Guinea Kina, subject to the same currency controls outlined above. The ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage, and so we provide a reconciliation of this measure. Net debt enables investors to see the economic effect of total borrowings, fair value impact of related hedges and other financial assets/liabilities, cash and cash equivalents and short-term investments in total. Adjusted EBITDA is calculated as EBITDA after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs and, although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 81 Business and financial review continued

Net debt to adjusted EBITDA Adjusted EBITDA in 2022 totalled €2.9 billion and increased relative to 2021, on a pro forma basis, by €222 million. For 2021, we have provided a pro forma calculation for our net debt to adjusted EBITDA ratio as if the Acquisition had occurred at the beginning of 2021. We believe this calculation allows for a better understanding of our capital position in the context of CCEP. The increase versus 2021 pro forma adjusted EBITDA was primarily driven by the increase in comparable operating profit reflecting increased revenue. The ratio of net debt to adjusted EBITDA is 3.5 versus 4.3 in 2021, on a pro forma basis, reflecting the decrease in net debt due to the repayment of borrowings and the increase in adjusted EBITDA. Adjusted EBITDA In millions of € Year ended 31 December 2022 2021 Pro forma(A) 2021 Reported profit after tax 1,521 988 988 Taxes 436 394 394 Finance costs, net 114 129 129 Non-operating items 15 5 5 Reported operating profit 2,086 1,516 1,516 Pro forma adjustments CCL(B) — 117 — Transaction accounting adjustments(C) — (68) — Pro forma operating profit 1,565 Depreciation and amortisation(D) 816 858 782 Reported EBITDA 2,902 2,423 2,298 Items impacting comparability Restructuring charges(E) 119 97 97 Defined benefit plan closure(F) — (9) (9) Acquisition and integration related costs(G) 3 110 49 Inventory step up costs(H) — 48 48 European flooding(I) (11) 15 15 Defined benefit plan amendment(J) (7) — — Coal royalties(K) (96) — — Other(L) — 4 — Adjusted EBITDA 2,910 2,688 2,498 Net debt to EBITDA 3.5 4.8 5.1 Net debt to adjusted EBITDA 3.5 4.3 4.7 (A) Reconciliation from reported operating profit to comparable operating profit and to pro forma comparable operating profit is included in Supplementary financial information – Income Statement on pages 83-85. (B) Amounts represent adjustments to include CCL financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes CCL acquisition and integration-related costs. (C) Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. (D) Includes the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment as at 31 December 2021. On a pro forma basis, it includes the depreciation and amortisation as if the Acquisition had occurred on 1 January 2021. (E) Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. (F) Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021. (G) Amounts represent costs associated with the acquisition and integration of CCL. (H) Amounts represent the non-recurring impact of the fair value step-up of API finished goods. (I) Amounts represent the incremental expense incurred offset/partially offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr. (J) Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age. (K) Amounts represent other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia. (L) Amounts represent charges incurred prior to Acquisition classified as non-trading items by CCL which are not expected to recur. Dividends In line with our commitments to deliver long-term value to shareholders, we paid a first half interim dividend of €0.56 per share in May 2022 and a second half interim dividend of €1.12 per share in December 2022, based on comparable diluted earnings per share, maintaining a payout ratio of approximately 50% in line with our dividend policy. For the year ended 31 December 2022, dividend payments totalled €763 million (2021: €638 million). Share buyback No Shares were repurchased in 2022 and 2021. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 82 Business and financial review continued

Supplementary financial information – Income Statement – Reported to comparable The following provides a summary reconciliation of CCEP’s reported and comparable results for the full year ended 31 December 2022 and 31 December 2021: Full year 2022 As reported Items impacting comparability Comparable Unaudited, in millions of € except per share data which is calculated prior to rounding CCEP Restructuring charges(A) Acquisition and integration related costs(B) European flooding(C) Defined benefit plan amendment(D) Coal royalties(E) CCEP Revenue 17,320 — — — — — 17,320 Cost of sales 11,096 (19) — 11 — — 11,088 Gross profit 6,224 19 — (11) — — 6,232 Operating expenses 4,234 (144) (3) — 7 — 4,094 Other income 96 — — — — (96) — Operating profit 2,086 163 3 (11) (7) (96) 2,138 Total finance costs, net 114 — — — — — 114 Non-operating items 15 — — — — — 15 Profit before taxes 1,957 163 3 (11) (7) (96) 2,009 Taxes 436 42 — (3) (1) (29) 445 Profit after taxes 1,521 121 3 (8) (6) (67) 1,564 Attributable to: Shareholders 1,508 121 3 (8) (6) (67) 1,551 Non-controlling interest 13 — — — — — 13 Profit after taxes 1,521 121 3 (8) (6) (67) 1,564 Diluted earnings per share (€) 3.29 0.27 0.01 (0.02) (0.01) (0.15) 3.39 Full year 2021 As reported Items impacting comparability Comparable Unaudited, in millions of € except per share data which is calculated prior to rounding CCEP Restructuring charges(A) Defined benefit plan closure(F) Total Acquisition related costs(B) Inventory step up costs(G) European flooding(C) Net tax(H) CCEP Revenue 13,763 — — — — — — 13,763 Cost of sales 8,677 (17) 3 — (48) (9) — 8,606 Gross profit 5,086 17 (3) — 48 9 — 5,157 Operating expenses 3,570 (136) 6 (49) — (6) — 3,385 Other income — — — — — — — — Operating profit 1,516 153 (9) 49 48 15 — 1,772 Total finance costs, net 129 — — (4) — — — 125 Non-operating items 5 — — — — — — 5 Profit before taxes 1,382 153 (9) 53 48 15 — 1,642 Taxes 394 43 4 10 13 3 (127) 340 Profit after taxes 988 110 (13) 43 35 12 127 1,302 Attributable to: Shareholders 982 109 (13) 43 34 12 127 1,294 Non-controlling interest 6 1 — — 1 — — 8 Profit after taxes 988 110 (13) 43 35 12 127 1,302 Diluted earnings per share (€) 2.15 0.24 (0.03) 0.09 0.07 0.03 0.28 2.83 (A) Amounts represent restructuring charges related to business transformation activities. (B) Amounts represent cost associated with the acquisition and integration of CCL. (C) Amounts represent the incremental expense incurred offset/partially offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr. (D) Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age. (E) Amounts represent other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia. (F) Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021. (G) Amounts represent the non-recurring impact of the fair value step-up of API finished goods. (H) Amounts include the deferred tax impact related to income tax rate and law changes. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 83 Business and financial review continued

Supplementary financial information – Income Statement – Reported to pro forma comparable The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the full year ended 31 December 2021: Full year 2021 Unaudited, in millions of € except per share data which is calculated prior to rounding As reported Pro forma adjustments CCL(A) Transaction accounting adjustments(B) Pro forma combined Items impacting comparability(C) Pro forma comparable CCEP CCEP CCEP Revenue 13,763 1,056 — 14,819 — 14,819 Cost of sales 8,677 616 — 9,293 (71) 9,222 Gross profit 5,086 440 — 5,526 71 5,597 Operating expenses 3,570 323 68 3,961 (250) 3,711 Operating profit 1,516 117 (68) 1,565 321 1,886 Total finance costs, net 129 12 9 150 (4) 146 Non-operating items 5 (1) — 4 — 4 Profit before taxes 1,382 106 (77) 1,411 325 1,736 Taxes 394 29 (20) 403 (36) 367 Profit after taxes 988 77 (57) 1,008 361 1,369 Attributable to: Shareholders 982 74 (58) 998 359 1,357 Non-controlling interest 6 3 1 10 2 12 Profit after taxes 988 77 (57) 1,008 361 1,369 Diluted earnings per share (€) 2.15 0.16 (0.13) 2.18 0.79 2.97 (A) Amounts represent adjustments to include CCL financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes CCL acquisition and integration-related costs. (B) Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% and the inclusion of acquisition and integration-related costs incurred by CCL prior to the Acquisition. (C) Items impacting comparability represents amounts included within pro forma Combined CCEP affecting the comparability of CCEP’s year over year financial performance and are set out in the following table: Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 84 Business and financial review continued

Full year 2021 Unaudited, in millions of € except per share data which is calculated prior to rounding Items impacting comparability Restructuring charges(A) Defined benefit plan closure(B) Acquisition and integration related costs(C) Inventory step up costs(D) European flooding(E) Net tax(F) Other(G) Total items impacting comparability Revenue — — — — — — — — Cost of sales (17) 3 — (48) (9) — — (71) Gross profit 17 (3) — 48 9 — — 71 Operating expenses (136) 6 (110) — (6) — (4) (250) Operating profit 153 (9) 110 48 15 — 4 321 Total finance costs, net — — (4) — — — — (4) Non-operating items — — — — — — — — Profit before taxes 153 (9) 114 48 15 — 4 325 Taxes 43 4 27 13 3 (127) 1 (36) Profit after taxes 110 (13) 87 35 12 127 3 361 Attributable to: Shareholders 109 (13) 87 34 12 127 3 359 Non-controlling interest 1 — — 1 — — — 2 Profit after taxes 110 (13) 87 35 12 127 3 361 Diluted earnings per share (€) 0.24 (0.03) 0.19 0.07 0.03 0.28 0.01 0.79 (A) Amounts represent restructuring charges related to business transformation activities. (B) Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021. (C) Amounts represent cost associated with the acquisition and integration of CCL. (D) Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods. For 2021, these charges are included within the As Reported results. (E) Amounts represent the incremental net costs incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr. (F) Amounts include the deferred tax impact related to income tax rate and law changes. (G) Amounts represent charges incurred prior to Acquisition classified as non-trading items by CCL which are not expected to recur. Operating profit by segment Operating profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2022 2021 % Change As reported 1,529 1,298 18.0% Adjust: Total items impacting comparability 141 202 n/a Comparable 1,670 1,500 11.5% Adjust: Impact of FX changes — n/a n/a Comparable and FX neutral 1,670 1,500 11.5% Pro forma operating profit API In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2022 2021 % Change As reported 557 218 155.5% Add: Pro forma adjustments — 117 n/aAdjust: Transaction accounting adjustments — (68) Adjust: Total items impacting comparability (89) 119 Pro forma comparable 468 386 21.0% Adjust: Impact of FX changes (20) n/a n/a Pro forma comparable and FX neutral 448 386 16.0% The Company’s Strategic Report is set out on pages 1–85. The Strategic Report was approved by the Board on 17 March 2023 and signed on its behalf by Damian Gammell, Chief Executive Officer Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 85 Business and financial review continued

Governance and Directors’ Report In this section Chairman’s introduction 87 Board of Directors 88 Directors’ biographies 89 Senior management 94 Corporate governance report 97 Nomination Committee Chairman’s letter 108 Nomination Committee report 109 Audit Committee Chairman’s letter 111 Audit Committee report 112 ESG Committee Chairman’s letter 117 ESG Committee report 118 Directors’ remuneration report 119 Statement from the Remuneration Committee Chairman 119 Remuneration at a glance 121 Remuneration policy 122 Annual report on remuneration 130 Directors’ report 141 Directors’ responsibilities statement 144 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 86 Business and financial review continued

Dear Shareholder On behalf of the Board, I am pleased to present the Corporate governance report for the year ended 31 December 2022. The report describes CCEP’s corporate governance framework and procedures, and summarises the work of the Board and its Committees to illustrate how we have discharged our duties during the year. Though we still felt the impact of COVID-19 during 2022 in some of our markets, we were fortunate that the Board was able to resume a normal meeting schedule and to meet in person and engage in rich debate. We had the opportunity to visit Indonesia to meet our API colleagues and witness first hand the positive integration and successful collaboration of our teams. Some key areas of focus and decisions of the Board during 2022 are outlined below. Managing and mitigating the effects of the war in Ukraine and other geopolitical factors 2022 was another challenging year as a result of the effects of the war in Ukraine and other geopolitical factors. The Board provided strategic oversight and guidance to management with regard to supply chain challenges arising from commodity prices and inflationary pressures. Adaptability and agility during 2022 were key and will continue to be important into 2023. Culture The Board plays a critical role in shaping the culture of the company by promoting growth focused and values-based conduct and aims to create a culture where everyone feels welcome to be themselves and that they are valued and belong. To monitor this during the year, the Board received outputs from engagement surveys, Code of Conduct reporting, diversity statistics and health and safety indicators. Health, safety and wellbeing The Board’s key priority remained the safety of our people, customers and communities. A number of measures continued to be put in place to support the physical and mental wellbeing and health of our people. This included enhancing the number of wellbeing first aiders, our new ‘Get home to what you love’ campaign and ‘Is it Coke’ campaign. Read more in Forward on society - people on page 60 Environmental, social and governance The Board continues to recognise the growing importance of ESG to its stakeholders, including the focus on clear and quantifiable commitments. CCEP’s updated sustainability action plan, This is Forward, which incorporated API and sets out 20 ambitious, quantifiable and time-bound headline commitments is a significant milestone for us. In addition, we reviewed the Committees’ terms of reference with an ESG lens. Changes included the Audit Committee extending its role to include ESG reporting responsibilities and the renaming of the Corporate Social Responsibility Committee to Environmental, Social and Governance Committee, recognising the widening of its remit. Board changes A key aspect of my role as Chairman is ensuring that collectively the Board has the skills, knowledge, diversity and experience it requires. As announced on 15 February 2023, subject to their election, we are delighted to welcome Mary Harris, Nicolas Mirzayantz and Nancy Quan to the Board with effect from the conclusion of the AGM in May 2023. They offer a wealth of relevant skills and experience and will succeed Jan Bennink, Christine Cross and Brian Smith. Jan, Christine and Brian have been strong and engaged Board members and we thank them for their invaluable contributions throughout their tenures. Further details are disclosed on pages 106, 108 and 109. Board evaluation We again conducted a review of the effectiveness of the Board and Board Committees, which helps to support their continuous improvement. The process was led by our Senior Independent Director and Company Secretary and involved the completion of online surveys provided by Lintstock and tailored for the Board and each of its Committees. Key outcomes from the Board evaluation conducted in 2022 can be found on page 107 Digital Digital is one of our key strategic pillars and reflects the increasing role that technology plays in delivery to our customers. It is critical that our governance enables the Board to effectively shape and oversee progress against our technology strategy. In order to do this, CCEP has an established Digital Advisory Committee steered by management and with external experts as members. The Board has access to the Committee papers and in addition receives first hand outputs of matters discussed through the CEO Report. This is in addition to deep dives such as those received in 2022 in respect of the use of data and analytics and the implementation of CCEP’s next generation technology architecture. This enables the Board to have a clear understanding of the progress and challenges in implementation of strategy and the impact on key stakeholders. Sol Daurella, Chairman 17 March 2023 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 87 Chairman’s introduction

Our Board of Directors(A) is diverse, experienced and knowledgeable, bringing together the skills needed for our long-term success in line with our skills matrix. Total number of Directors on the Board (A) Based on Directors as at 31 December 2022 Ethnicity/nationality Directors’ skills and experience Women on the Board Independent Directors on the Board(B) (B) Excluding the Chairman. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 88 Board of Directors

Our Board consisted of our Chairman, CEO and 15 Non-executive Directors as at 31 December 2022. Biographies of our Board members and details of Board and Committee changes made during the reporting period are set out on pages 89-93. Find out more at cocacolaep.com/board-of-directors Sol Daurella Chairman Committees Date appointed to the Board May 2016 Key strengths/experience • Experienced director of public companies operating in an international environment • A deep understanding of fast moving consumer goods (FMCG) and our markets • Extensive experience at Coca-Cola bottling companies • Strong international strategic and commercial skills Key external commitments Co-Chairman and member of the Executive Committee of Cobega, S.A., Executive Chairman of Olive Partners, S.A., director of Equatorial Coca-Cola Bottling Company, S.L., independent non-executive director and a member of the Appointments, Remuneration and Responsible Banking, Sustainability and Culture Committees of Banco Santander Previous roles Various roles at the Daurella family’s Coca-Cola bottling business, director of Banco de Sabadell, Ebro Foods, Acciona and Co-Chairman of Grupo Cacaolat Damian Gammell Chief Executive Officer (CEO) Committees Date appointed to the Board Dec 2016 Key strengths/experience • Strategy, risk management, development and execution experience • Vision, customer focus and transformational leadership • Developing people and teams and promoting sustainability • Over 25 years of leadership experience and in depth understanding of the non-alcoholic ready to drink (NARTD) industry and within the Coca-Cola system Key external commitments N/A Previous roles Beverage Group President of Anadolu Group and CEO of Anadolu Efes, CEO and Managing Director of Coca-Cola İ&ccedil;ecek A.Ş. and a number of other senior executive roles in the Coca-Cola system including in Russia, Australia and Germany Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 89 Directors’ biographies Key to committees . Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Manolo Arroyo Non-executive Director Committees Date appointed to the Board May 2021 Key strengths/experience • Extensive experience working in the Coca-Cola system • Strong operational leadership experience in international consumer goods groups, lived and worked in four continents, both developed and emerging markets • Strategic marketing, commercial and bottling expertise • Served as CEO of publicly listed FMCG company • In depth understanding of brands in Coca-Cola system Key external commitments Chief Marketing Officer at The Coca-Cola Company (TCCC) and non-executive director of Effie Worldwide Previous roles President of the Asia Pacific Group, Bottling Investments Group, and Mexico business unit of TCCC, CEO of Deoleo, S.A., Senior Vice President and President, Asia Pacific of S.C. Johnson & Son, Inc., President of the ASEAN and SEWA business units of TCCC, General Manager of the Spain business unit of TCCC, Vice-Chairman of Coca-Cola COFCO Bottling China and non-executive Director of ThaiNamThip Limited and Coca-Cola Andina Jan Bennink Independent Non-executive Director Committees Date appointed to the Board May 2016 Key strengths/experience • Chairman/CEO of multinational public companies • Extensive experience in FMCG, including the food and beverage industry • Thorough understanding of global and Western European markets • Strong strategic, marketing and sales experience relevant to the beverage industry Key external commitments Chairman of the Bennink Foundation and Executive Partner at XN Previous roles Advisor to Artisan Partners (Asset Management), Board member of Wonderflow B.V., Executive Chairman of Sara Lee Corporation, Chairman and interim CEO of DE Masterblenders 1753 N.V., CEO of Royal Numico N.V., director of Kraft Foods Inc., Boots Company plc, Dalli-Werke GmbH & Co KG and EFIC1, and a member of the Advisory Board of ABN Amro Bank John Bryant Independent Non-executive Director Committees Date appointed to the Board Jan 2021 Key strengths/experience • Chairman/CEO of a multinational public company • Expert in strategy, mergers and acquisitions, restructuring and portfolio transformation • 30 years’ experience in consumer goods • Strong track record of finance and operational leadership, experience in overseeing information technology • Engaged in the cyber security strategy process Key external commitments Senior Independent Director (SID) of Compass Group plc and non-executive director of Ball Corporation and Macy’s Inc. Previous roles Executive Chairman and CEO of Kellogg Company and other senior roles in the Kellogg Company including Chief Financial Officer (CFO), Chief Operating Officer (COO), President, North America and President, International, and strategy advisor at A.T. Kearney and Marakon Associates Jos&eacute; Ignacio Comenge Non-executive Director Committees Date appointed to the Board May 2016 Key strengths/experience • Extensive experience of the Coca-Cola system • Broad board experience across industries and sectors • Knowledgeable about the industry in our key market of Iberia • Insights in formulating strategy drawn from leadership roles in varied sectors Key external commitments Director of Olive Partners, S.A., ENCE Energ&iacute;a y Celulosa, S.A., Compan&iacute;a Vin&iacute;cola del Norte de Espana, S.A., Ebro Foods S.A., Barbosa & Almeida SGPS, S.A. and Chairman of Ball Beverage Can Iberica, S.L. Previous roles Senior roles in the Coca-Cola system, AXA, S.A., Aguila and Heineken Spain and Vice-Chairman and CEO of MMA Insurance Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 90 Directors’ biographies continued Key to committees . Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Christine Cross Independent Non-executive Director Committees Date appointed to the Board May 2016 Key strengths/experience • In depth experience working in the food and beverage industry • Consults on international business strategy, marketing and sustainable business development • Global perspective on CCEP’s activities • Experience of chairing remuneration committees Key external commitments Director of Christine Cross Ltd, non-executive director of Hilton Food Group plc and Pollen Estate, Chairman of Farmison Ltd and Special Adviser to Interpath and Inverleith LLP Previous roles Executive director of Tesco plc, non-executive director of Brambles Limited, Clipper Logistics plc, Fenwick Limited, Kathmandu Holdings Limited, Next plc, Oddbox Delivery Ltd, Woolworths (Au) plc, Sobeys (Ca) plc, Plantasgen, Fairmont Hotels Group plc, Sonae – SGPS, S.A., Premier Foods plc, Taylor Wimpey plc, and member of the Supervisory Board of Zooplus AG Nathalie Gaveau Independent Non-executive Director Committees Date appointed to the Board Jan 2019 Key strengths/experience • Successful tech entrepreneur and investor • Expert in e-commerce and digital transformation, innovation, mobile, data and social marketing • International consumer goods experience Key external commitments Non-executive director of Lightspeed Commerce Inc., Senior Advisor to BCG Digital Ventures, and President of Tailwind International Corp, a Special Purpose Acquisition Company Previous roles Founder and CEO of Shopcade, Interactive Business director of the TBWA Tequila Group, Asia Pacific E-business and CRM Manager for Club Med, co-founder and Managing Director of Priceminister, Financial Analyst for Lazard, and non-executive director of HEC Paris and Calida Group &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Non-executive Director Committees Date appointed to the Board Mar 2018 Key strengths/experience • Broad knowledge of working in the food and beverage industry • Extensive understanding of the Coca-Cola system, particularly in Iberia • Expertise in finance and investment banking • Strategic and investment advisor to businesses in varied sectors Key external commitments Director of Olive Partners, S.A. and Sinensis Seed Capital SCR de RC, S.A. Previous roles Various board appointments in the Coca-Cola system, including as President of Begano, S.A., director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallv&eacute; & Contreras and director of Global Omnium (Aguas de Valencia, S.A.) Thomas H. Johnson Independent Non-executive Director and Senior Independent Director Committees Date appointed to the Board May 2016 Key strengths/experience • Chairman/CEO of international public companies • Manufacturing and distribution expertise • Extensive international management experience in Europe • Investment and finance experience Key external commitments CEO of The Taffrail Group, LLC and non-executive director of Universal Corporation Previous roles Chairman and CEO of Chesapeake Corporation, President and CEO of Riverwood International Corporation, and director of Coca-Cola Enterprises, Inc., GenOn Corporation, Mirant Corporation, ModusLink Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 91 Directors’ biographies continued Key to committees . Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Dagmar Kollmann Independent Non-executive Director Committees Date appointed to the Board May 2019 Key strengths/experience • Expert in finance and international listed groups • Thorough understanding of capital markets and mergers and acquisitions • Extensive commercial and investor relations experience • Strong executive and senior leadership experience in global businesses • Risk oversight and corporate governance expertise Key external commitments Chairman of the Supervisory Board of Citigroup Global Markets Europe AG, non-executive director of Unibail-Rodamco-Westfield SE, Deutsche Telekom AG and Paysafe Group Limited, and Commissioner in the German Monopolies Commission Previous roles CEO and Country Head in Germany and Austria for Morgan Stanley, member of the board of Morgan Stanley International Ltd in London, Associate Director of UBS in London, non-executive director of KfW IPEX-Bank and Deputy Chairman of the Supervisory Board of Deutsche Pfandbriefbank AG Alfonso L&iacute;bano Daurella Non-executive Director Committees Date appointed to the Board May 2016 Key strengths/experience • Developed the Daurella family’s association with the Coca-Cola system • Detailed knowledge of the Coca-Cola system • Insight to CCEP’s impact on communities from experience as trustee or director of charitable and public organisations • Experienced corporate social responsibility committee chair Key external commitments Vice Chairman and Member of the Executive Committee of Cobega, S.A., director of Olive Partners, S.A., Chairman of Equatorial Coca-Cola Bottling Company, S.L., Vice-Chairman of MECC Soft Drinks JLT, Co-chair of the Polaris Committee at United Nations and FBN, and Ambassador of the Family Business Network and member of the board of the American Chamber of Commerce in Spain Previous roles Various roles at the Daurella family’s Coca-Cola bottling business, director and Chairman of the Quality & CRS Committee of Coca-Cola Iberian Partners, S.A, director of Grupo Cacaolat, S.L. and director of The Coca-Cola Bottling Company of Egypt, S.A.E, member of the board of Banco Espanol de Credito Banesto, and Chair of Family Business Europe Mark Price Independent Non-executive Director Committees Date appointed to the Board May 2019 Key strengths/experience • Extensive experience in the retail industry • A deep understanding of international trade • Strong strategic and sustainable development skills Key external commitments Member of the House of Lords, Founder of WorkL, Chair of Trustees of the Fairtrade Foundation UK and President and Chairman of the Chartered Management Institute Previous roles Managing Director of Waitrose and Deputy Chairman of John Lewis Partnership, non- executive director and Deputy Chairman of Channel 4 TV and Minister of State for Trade and Investment and Trade Policy, Chair of Business in the Community, The Prince’s Countryside Fund and Member of Council at Lancaster University Mario Rotllant Sol&aacute; Non-executive Director Committees Date appointed to the Board May 2016 Key strengths/experience • Extensive international experience in the food and beverage industry • Experience of chairing a remuneration committee • In-depth technical knowledge of the Coca-Cola system and the bottling industry • Development of non-profit organisations Key external commitments Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling Company, Chairman of the Advisory Board of Banco Santander, S.A. in Catalonia and a director of Equatorial Coca-Cola Bottling Company, S.L. Previous roles Second Vice-Chairman and member of the Executive Committee and Chairman of the Appointment and Remuneration Committee of Coca-Cola Iberian Partners, S.A. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 92 Directors’ biographies continued Key to committees . Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Brian Smith Non-executive Director Committees Date appointed to the Board Jul 2020 Key strengths/experience • Extensive experience working in the Coca-Cola system • Deep understanding of in-market executional leadership • Strong talent development and deployment skills • Broad knowledge of global field operations at TCCC Key external commitments Non-executive director, Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Evertec, Inc. Previous roles President and COO at TCCC, President of TCCC’s Europe, Middle East and Africa group, President of TCCC’s Latin America group, Executive Assistant to TCCC’s CEO and Vice Chairman, President of Brazil division, President of the Mexico division and also Latin America group manager for mergers and acquisitions at TCCC Dessi Temperley Independent Non-executive Director Committees Date appointed to the Board May 2020 Key strengths/experience • Financial and technical accounting expertise • Strong commercial insights and knowledge of European markets • International consumer brands experience • Skilled in technology Key external commitments Non-executive director and Chairman of the Audit Committee of Cimpress plc, non-executive director and member of the Audit, Finance and Consumer Relationships and Regulation Committees of Philip Morris International Inc. and member of the Supervisory Board of Corbion N.V. Previous roles Group CFO of Beiersdorf AG, member of the Supervisory Board of Tesa SE, Head of Investor Relations at Nestl&eacute;, CFO of Nestl&eacute; Purina EMENA and CFO of Nestl&eacute; South East Europe, and finance roles at Cable & Wireless and Shell Garry Watts Independent Non-executive Director Committees Date appointed to the Board Apr 2016 Key strengths/experience • Extensive business experience in Australasia, Western Europe and the UK, including as CEO of a global consumer goods business • Served as executive and non-executive director in a broad variety of sectors and previously chaired the Audit Committee of a sizeable company • Financial expertise, experience and skills • Formerly an auditor Key external commitments Senior Independent Director of NIOX Group plc Previous roles Audit partner at KPMG LLP, CFO of Medeva plc, CEO of SSL International, director of Coca-Cola Enterprises, Inc., Deputy Chairman and Audit Committee Chairman of Stagecoach Group plc and Protherics plc, and Chairman of BTG plc, Foxtons Group plc and Spire Healthcare Group plc 2022 Board and Committee changes In March 2022, Dagmar succeeded Jan as Chairman of the Affiliated Transaction Committee. In May 2022: • Alfonso succeeded Jos&eacute; Ignacio as a member of the Affiliated Transaction Committee • Dessi succeeded Garry as Chairman of the Audit Committee • Jos&eacute; Ignacio succeeded Mario as a member of the Remuneration Committee • Mario succeeded Alfonso as Chairman and a member of the ESG Committee In December 2022, John succeeded Christine as Chairman of the Remuneration Committee. 2023 Board and Committee changes As announced on 15 February 2023, subject to their election, Mary Harris and Nicolas Mirzayantz will succeed Jan and Christine as Independent Non-executive Directors and Nancy Quan will succeed Brian as a Non-executive Director at the conclusion of the AGM in 2023. Once appointed, the following Board Committee membership changes will also take effect at the conclusion of the May 2023 AGM: • Mary will become a member of the Remuneration and Nomination Committees • Nancy and Nicolas will become members of the ESG Committee • Nathalie will become a member of the Affiliated Transaction Committee Read more about the new Directors’ experience and existing commitments on page 106. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 93 Directors’ biographies continued Key to committees . Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Nik Jhangiani Chief Financial Officer Appointed May 2016 Nik has more than 30 years of finance experience, including 20 years within the Coca-Cola system, previously as Senior Vice President and CFO for Coca-Cola Enterprises, Inc.. Nik started his career in New York at accountancy firm Deloitte & Touche before spending two years at Bristol-Myers Squibb as International Senior Internal Auditor. He then joined the Colgate-Palmolive Company in New York where he was appointed Group Financial Director for the Nigerian operations, before moving to TCCC in Atlanta. He is a Certified Public Accountant. Nik is also the culture and heritage executive sponsor at CCEP. Clare Wardle General Counsel and Company Secretary Appointed July 2016 Clare leads legal, risk, compliance, security and company secretariat. Prior to joining CCEP, she was Group General Counsel and Company Secretary at Kingfisher plc, Commercial Director, General Counsel and Company Secretary at Tube Lines and held senior roles at the Royal Mail Group. She began her career as a barrister before moving to Hogan Lovells. Clare is the Senior Independent Director of The City of London Investment Trust plc and Modern Pentathlon GB. Clare is also the LGBT+ inclusion executive sponsor at CCEP. Jos&eacute; Antonio Echeverr&iacute;a Chief Customer Service and Supply Chain Officer Appointed September 2019 Jos&eacute; Antonio leads CCEP’s end to end supply chain and customer service. He is focused on creating a superior experience for our customers, while delivering an expanded and sustainable portfolio of drinks and packaging. He has been a part of the Coca-Cola system since 2005, serving in multiple roles including Vice President of Strategy and Transformational Projects for the Iberia business unit, and Vice President, Strategy and Coordination for Supply Chain across CCEP. Jos&eacute; is also the disability inclusion executive sponsor at CCEP. Peter Brickley Chief Information Officer (CIO) Appointed November 2016 Peter leads the business process and technology function at CCEP, including steering CCEP’s investments in technology solutions. Peter has over 25 years’ experience leading technology for global businesses including Heineken, Centrica and BAT. Before CCEP, he was Global CIO and Managing Director of Global Business Services at SABMiller. Peter is a trustee of the Brain and Spine Foundation and a Non-executive Director at the Chorley Building Society. Previously Peter was the chair at the Newbury Building Society. Stephen Lusk Chief Commercial Officer Appointed March 2021 Stephen is responsible for advancing and shaping our commercial strategy, capabilities and driving our performance in the market and with customers. He works closely with business unit general managers to build future commercial capability and with our franchise partners to bring their brands and products to life. Stephen has spent the last 30 years in the Coca-Cola system, holding senior leadership positions in supply chain, sales and marketing and general management in Europe. Before joining CCEP, he led the Coca-Cola bottler in Singapore, Malaysia and Brunei. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 94 Senior management

Stephen Moorhouse General Manager, Great Britain Business Unit Appointed September 2020 Stephen is responsible for CCEP’s business unit in Great Britain. He has over 25 years’ experience in the Coca-Cola system, leading business operations and supply chain. Stephen has held a number of other senior executive roles throughout Europe, most recently as General Manager of Northern Europe. Prior to joining, he worked overseas for the Swire Group in the US and Asian Pacific region. Stephen is a member of the British Soft Drinks Association. Stephen is also the multi generational inclusion executive sponsor at CCEP. John Galvin General Manager, Germany Business Unit Appointed June 2022 John leads Coca-Cola Europacific Partners’ business unit in Germany. John joined the business in 2019 and prior to his appointment as General Manager of Germany, held the role of Vice President Sales and Marketing for Germany. Previously, John led Coca-Cola İ&ccedil;ecek’s business in Pakistan, and he began his career with Diageo. He has held sales, marketing and general management roles across Europe and Asia, and brings significant international experience and leadership in the beverage sector to CCEP. “I believe that CCEP threads the needle of getting that combination of local market accountability and scale perfectly right.” Peter West General Manager, API Business Unit Fran&ccedil;ois Gay-Bellile General Manager, France Business Unit Appointed July 2020 Fran&ccedil;ois is responsible for CCEP’s business unit in France. His career began at Pernod-Ricard as a brand manager. He joined TCCC in France in 1996. Over his 24 years at TCCC, he held roles of increasing responsibility in marketing, commercial and general management in the US, Asia and Europe. Before joining CCEP, Fran&ccedil;ois was General Manager for TCCC in France. He is a director of the French Soft Drinks Association (Boissons Rafra&icirc;chissantes de France), the French Food & Beverage Association (Association Nationale de l’Industrie Alimentaire) and ILEC (Institut de Liaisons des Enterprises de Consommation). Peter West General Manager, Australia, Pacific and Indonesia Business Unit Appointed May 2021 Peter was appointed Vice President and General Manager of the API business unit in May 2021, following the Acquisition. Peter originally joined CCL as Managing Director, Australian Beverages in April 2018. Prior to this role, Peter was Managing Director of Lion’s Dairy and Drinks business in Australia and has held several senior roles at Arnott’s Biscuits Ltd and Mars Confectionery, including Regional President for Continental Europe for Mars Chocolate. Ana Callol Chief Public Affairs, Communications and Sustainability (PACS) Officer Appointed January 2022 Ana leads CCEP’s sustainability strategy, effective communication with stakeholders and employees, and engagement with media, policymakers and communities. Ana has worked within the Coca-Cola System for over 20 years in roles across the spectrum of marketing, sustainability, communications and public affairs. Her consumer and customer orientation and leadership experience helps CCEP accelerate its sustainability action plan, This is Forward, and strengthen the development and growth of PACS capabilities. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 95 Senior management continued

Leendert den Hollander General Manager, Northern Europe Business Unit Appointed September 2020 Leendert is responsible for CCEP’s business unit in Northern Europe, including Belgium, Luxembourg, the Netherlands, Sweden, Norway and Iceland. Previously, he was General Manager of Great Britain. Prior to CCEP, Leendert was CEO of Young’s Seafood and Managing Director at Findus Group Ltd. Earlier in his career, Leendert spent 15 years at Procter & Gamble in senior marketing positions. Leendert is also the gender balance and equality executive sponsor at CCEP. Victor Rufart Chief Integration Officer Appointed October 2016 Victor leads business strategy and business transformation. Prior to joining CCEP, he was CEO of Coca-Cola Iberian Partners, S.A. and spent 25 years at Cobega, S.A. While with Cobega, S.A., he held a number of senior roles including Director of New Business, Head of Finance, advisor in the formation of the Equatorial Coca-Cola Bottling Company and Head of Tax Planning. Francesc Cosano General Manager, Iberia Business Unit Appointed May 2016 Francesc leads CCEP’s business unit in Spain, Portugal and Andorra. He was previously the Operations Director then Managing Director of Coca-Cola Iberian Partners, S.A. Francesc has been part of the Coca-Cola system for over 30 years, and involved in a number of sales management positions, ultimately as Sales Director then Deputy General Manager. He has also worked as Regional Director for the Leche Pascual, S.A. Group, in Anglo Espa&ntilde;ola de Distribuci&oacute;n, S.A. V&eacute;ronique Vuillod Chief People and Culture Officer Appointed November 2020 V&eacute;ronique heads CCEP’s People and Culture function. Having joined the Coca-Cola bottling system more than 20 years ago, she has worked in many human resources (HR) positions across business units, commercial and supply chain functions overseeing HR strategy and partnering with business leaders. Most recently, Veronique was Vice President, People and Culture in France. She began her career as a management consultant with PricewaterhouseCoopers. She supports the promotion of inclusion and diversity, HR best practices in leadership and workplace, and innovations networks. “We truly believe what makes CCEP so special is the culture of the Company and its people. And as many people say internally, we joined for the brand, but we stay for the people.” V&eacute;ronique Vuillod Chief People and Culture Officer Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 96 Senior management continued

Governance framework Our corporate governance framework is summarised below with further detail provided on the following pages Delegation Stakeholders Board of Directors Including our people, customers, suppliers, franchisors, investors, consumers and communities Provides overall leadership, independent oversight of performance and is accountable to shareholders for the Group’s long-term success Accountability Audit Committee Monitors the integrity of the Group’s financial statements and results announcements, the effectiveness of internal controls and risk management, as well as managing the external auditor relationship Read more about our Audit Committee on pages 111-116 Environmental, Social and Governance (ESG) Committee Oversees performance against CCEP’s strategy and goals for ESG, reviews ESG risks facing CCEP, including health and safety and climate change risks, and the practices by which these risks are managed and mitigated, approves sustainability commitments and targets, and monitors and reviews public policy issues that could affect CCEP Full sustainability performance data for 2022 will be published on our website in May 2023 Read more about our ESG Committee on pages 117-118 Read more about sustainability including TCFD reporting on pages 26-63 Nomination Committee Sets selection criteria and recommends candidates for appointment as Independent Non-executive Directors (INEDs), reviews Directors’ suitability for election/re-election by shareholders, considers Directors’ potential conflicts of interest, oversees development of a diverse senior management pipeline and Director succession, and oversees wider people matters for the Group, including culture, diversity, succession, talent and leadership Read more about our Nomination Committee on pages 108-110 Remuneration Committee Recommends remuneration policy and framework to the Board and shareholders, recommends remuneration packages for members of the Board to the Board, approves remuneration packages for senior management, reviews workforce remuneration and related policies and principles, and governs employee share schemes Read more about our Remuneration Committee on pages 119-140 Affiliated Transaction Committee (ATC) Has oversight of transactions with affiliates and makes recommendations to the Board (affiliates are holders of 5% or more of the securities or other ownership interests of CCEP) Ad hoc Committees • Disclosure Committee • Results and Dividend sub committee Culture Embodied by our Code of Conduct and ways of working Strategy Built on three pillars: great people, great service, great beverages. Done sustainably. CEO Empowered by authority of the Board to put agreed strategy into effect and run CCEP on a day to day basis ELT Team members with defined areas of responsibility support and report to the CEO People 33,000 employees making, selling and distributing great beverages Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 97 Corporate governance report

Statement of compliance The governance framework of the Company is set out in its Articles of Association (the Articles) and the Shareholders’ Agreement. These provide a high level framework for the Company’s affairs, governance and relationship with its stakeholders and its shareholders. The Articles, Shareholders’ Agreement and frequently asked questions about the governance framework are available on the Company’s website at cocacolaep.com/ about-us/governance. Statement of compliance with the UK Corporate Governance Code We follow the UKCGC on a comply or explain basis. CCEP is not subject to the UKCGC as it has a standard listing of ordinary shares on the Official List. However, we have chosen to comply with the UKCGC where possible and explain areas of non-compliance to demonstrate our commitment to good governance as an integral part of our culture. Save as set out below, CCEP complied with the UKCGC during the year ended 31 December 2022. A copy of the UKCGC is available on the Financial Reporting Council’s (FRC) website: www.frc.org.uk/directors/corporate- governance/uk-corporate-governance-code. Chairman UKCGC provision 9 The Chairman, Sol Daurella, was not considered independent on either her appointment or election. However, we benefit from her vast knowledge of, and long-term commitment to, the Coca-Cola system and her extensive experience and leadership skills, gained from her roles as director and CEO of large public and private institutions across many different sectors. Annual re-election UKCGC provision 18 Sol Daurella, the Chairman, will not be subject to re-election during her nine year tenure following the completion of the Merger. This recognises the importance of her extensive experience and knowledge of the beverage industry, and the significant shareholding of Olive Partners, S.A. (Olive Partners) in the Company. CCEP follows governance best practice with all other Directors standing for re-election annually at the Annual General Meeting (AGM). Remuneration UKCGC provision 32 The Remuneration Committee is not comprised solely of INEDs, although it is comprised of a majority of INEDs. The Shareholders’ Agreement requires that the Remuneration Committee includes at least one Director nominated by: • Olive Partners, for as long as it owns at least 15% of the Company • European Refreshments Unlimited Company (ER), a subsidiary of TCCC, for as long as it owns at least 10% of the Company The Remuneration Committee, and its independent Chairman, benefit from the nominated Directors’ extensive understanding of the Group’s market. Remuneration UKCGC provision 33 The Remuneration Committee is not solely responsible for setting the remuneration of the Chairman and CEO. Instead, the Board (excluding any Director whose remuneration is linked to the decision) determines their remuneration, including the Non-executive Directors (NEDs), on the recommendation of the Remuneration Committee and following rigorous analysis and debate. To date, the Board has followed all of the Remuneration Committee’s recommendations. Differences between the UKCGC and the Nasdaq corporate governance rules (the Nasdaq Rules) The Company is classed as a Foreign Private Issuer (FPI). It is therefore exempt from most of the Nasdaq Rules that apply to domestic US listed companies, because of its voluntary compliance with the UKCGC. Under the Nasdaq Rules, the Company is required to disclose differences between its corporate governance practices and those followed by domestic US companies listed on Nasdaq. The differences are summarised below. Director independence The Nasdaq Rules require a majority of the Board to be independent. The UKCGC requires at least half of the Board (excluding the Chairman) to be independent. The Nasdaq Rules contain different tests from the UKCGC for determining whether a director is independent. The independence of CCEP’s NEDs is reviewed by the Board on an annual basis, taking into account the guidance contained in the UKCGC and criteria established by the Board. It has determined that a majority of the Board is independent under the UKCGC and INED criteria, without explicitly taking into consideration the independence requirements outlined in the Nasdaq Rules. Board Committees CCEP has a number of committees whose purpose and composition are broadly comparable to the requirements of the Nasdaq Rules for domestic US companies. However, other than the Audit Committee, committee members are not all INEDs, although in all cases the majority are. Each committee has its own terms of reference (broadly equivalent to a charter document) which are reviewed annually and can be found on our website at cocacolaep.com/about-us/ governance/committees. Audit Committee More information about the Audit Committee is set out in its report, including compliance with the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended, and Rule 5605(c)(2)(A) of the Nasdaq Rules. The Audit Committee is comprised only of INEDs (who are also deemed independent under the Nasdaq Rules). However, the responsibilities of the Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act) follow the UKCGC’s recommendations rather than the Nasdaq Rules, although they are broadly comparable. One of the Nasdaq’s similar requirements for the Audit Committee states that at least one member of the Audit Committee should be a financial expert. The Board has determined that Dessi Temperley, John Bryant, Dagmar Kollmann and Garry Watts possess such expertise and are therefore deemed financial experts as defined in Item 16A of Form 20-F. It was further determined that none of the Audit Committee members had participated in the preparation of the financial statements of the Company or any of its subsidiaries. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 98 Corporate governance report continued

Code of Conduct The Nasdaq Rules require relevant domestic US companies to adopt and disclose a code of conduct applicable to all Directors, officers and employees. CCEP has a Code of Conduct (CoC) that applies to all Directors and the senior financial officers of the Group. If the Board amends or waives the provisions of the CoC, details of the amendment or waiver will appear on the website. No such waiver or amendment has been made or given to date. View our CoC at www.ccepcoke.online/ code-of-conduct-policy CCEP considers that the CoC and related policies address the Nasdaq Rules on the codes of conduct for relevant domestic US companies. Read more about our CoC on page 62 Shareholder approval of equity compensation plans The Nasdaq Rules for domestic US companies require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. CCEP complies with UK requirements that are similar to those of the Nasdaq Rules. NED meetings The Nasdaq Rules require INEDs to meet without the rest of the Board at least twice a year. The UKCGC requires NEDs to meet without the Chairman present at least once annually to appraise the Chairman’s performance. The NEDs have regular meetings without management present and, in 2022, there were two separate meetings of INEDs. Board leadership and company purpose Role of the Board The Board is primarily responsible for the Group’s strategic plan, risk appetite and oversight, systems of internal control and corporate governance policies, to ensure the long-term success of the Group, underpinned by sustainability. Read more about the Board’s role in risk oversight in Principal risks on pages 64-71, TCFD on pages 28-37 and the Audit Committee report on pages 111-116 To retain control of key decisions and ensure there is a clear division of responsibilities, there is a formal schedule of matters reserved to the Board, which sets out the structure under which the Board manages its responsibilities, and provides guidance on how it discharges its authority and manages its activities. Reserved matters include strategic decisions, approval of annual and long-term business plans, suspension, cessation or abandonment of any material activity of the Group and material acquisitions and disposals. The Board, through the Nomination Committee, assesses and monitors the Group’s culture to ensure it aligns with the Group’s purpose, values and strategy set by the Board. Read more about our strategy on page 21 See our Nomination Committee’s report on pages 108 - 110 Table 1 Roles on the Board Role Responsibilities Chairman • Operating, leading and governing the Board • Setting meeting agendas, managing meeting timetables • Promoting a culture of open debate between Directors and encouraging effective communication during meetings • Creating the conditions for overall Board and individual Director effectiveness CEO • Leading the business • Implementing strategy approved by the Board • Overseeing the operation of the internal control framework SID • Advising and supporting the Chairman by acting as an alternative contact for shareholders and as an intermediary to NEDs NEDs • Providing constructive challenge, strategic guidance, external insight and specialist advice to the Board and its Committees • Holding management to account • Offering their extensive experience and business knowledge from other sectors and industries Company Secretary • Assisting the Chairman by ensuring that all Directors have full and timely access to relevant information • Advising the Board on legal, compliance and corporate governance matters • Organising the induction and ongoing training of Directors Board activities during the year The Chairman sets the Board agenda, which consists of the following discussion matters: • Updates from the CEO, the CFO and other key senior executives on the business performance and key business initiatives • Corporate governance • Diversity • Sustainability • Material expenditure and other Group matters Strategy was also a key focus of discussions and the Board considered and debated consumer trends focusing on investment in sustainability, digital, supply chain innovation and growth. Key topics discussed by the Board during the year are set out on page 100 Training and development To ensure constructive challenge to management by the Board, training and development opportunities are provided to the Board in a wide range of topical areas in multiple formats including: • Briefings – to focus on matters of interest to CCEP such as the bottling industry as well as on relevant commercial, legal and regulatory developments • Deep dive sessions – to address requests from Directors to better understand CCEP or the environment in which it operates such as its markets • Site visits – to Group businesses, production facilities and commercial outlets to enhance knowledge of CCEP operations and meet employees, suppliers and customers • External speakers – to receive insights from experts and engage with stakeholders. Some highlights from the programme for 2022 are set out on page 101 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 99 Corporate governance report continued

Board activities Key topics discussed by the Board during 2022. The table adjacent aims to provide insight into the range of topics discussed that align with its strategic objectives towards its aim of promoting the long- term success of CCEP. In addition, at Board meetings the Directors receive reports back from Committee Chairs, business and commercial updates from the CEO, finance reports from the CFO and reports covering governance and regulatory updates from the Company Secretary. Area of focus Discussion topics Strategic objectives • Assessment of market uncertainty, sanctions, risks and increased costs as a result of the war in Ukraine Risk • Changes to retail environments and customer challenges • Review of competitors and market analysis • Safety and oversight of management’s response to fatalities • People strategy including performance acceleration, employee engagement, talent, learning and development and future ready leadership People • Promoting employee inclusion, diversity and equity • Review of wider workforce remuneration • Piloting new technologies to keep our people safe • Continual monitoring of our sustainability performance and climate strategySustainability • Defining our sustainable packaging strategy • Investment in sustainability innovation • Approval of the updated CCEP-wide This is Forward sustainability action plan • Progress towards improving route to market developmentCommercial • Driving API integration into the business, including reorienting the API portfolio • Increasing consumer choice by innovating on flavours and growing our portfolio of products and monitoring performance of innovations Strategic objectives key • Development of relationship with TCCC and other franchisors Great people • Approval of capital expenditure and dividend paymentsFinance Great service • Continued support for our innovation investment fund, CCEP Ventures Great beverages • Progress made on the digital transformation programme Done sustainably • Monitoring pricing challenges and opportunities Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 100 Corporate governance report continued

Board training and development This timeline highlights some of the training and development opportunities received by the Board in 2022. 2 March 2022 10 March 2022 5 April 2022 27 May 2022 Northern Europe Business Unit A deep dive of the Northern Europe business unit was presented. GB Business Unit A deep dive of the GB business was presented. Climate change A deep dive on climate change including causes and impacts, strategy and actions and future challenges was presented by our VP, Sustainability, Joe Franses. Iberia Business Unit A deep dive on the unit’s current position and strategy was presented. “ “ “Partnering with our customers to make meaningful progress on sustainability together.” Leendert den Hollander, General Manager, Northern Europe Continuing to grow sparkling soft drinks share.” Stephen Moorhouse, General Manager, GB Iberia’s contribution to CCEP leverages on a profitable business with efficient operations.” Francesc Cosano, General Manager, Iberia 7 June 2022 20 July 2022 6 September 2022 14 September 2022 Franchisor agreements A briefing on franchisor agreements and relationship was provided by management. Site visit to Bekasi production facility and Amandina recycling plant, Indonesia Rewards philosophy and policy A training session on CCEP’s global rewards philosophy, wider workforce remuneration and market trends. Economic outlook A briefing on economic outlook in CCEP markets and globally, as well as the long- term trends in relation to energy, supply chain, labour and consumer markets was provided by an expert economist. 4–6 October 2022 18 October 2022 8 November 2022 16 December 2022 Site visit to new shared service centre in Varna, Bulgaria Site visit to Mannheim production facility, Germany Data and analytics for growth A training session on CCEP data foundations and commercial analytics, change investment and data trends was provided by our Chief Data and Analytics Officer, Laia Collazos. Next generation technology architecture An insight into CCEP’s business transformation plans to standardise and optimise business processes was provided by our Chief Information Officer, Peter Brickley. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 101 Corporate governance report continued

Stakeholders How the Board engages The Board understands the importance of stakeholder engagement and strives to understand the views of CCEP’s key stakeholders. Stakeholders are reviewed by the Board annually to ensure Directors have the right engagement and information to understand stakeholders’ input to our business and our impact on them. This enables the Board to better consider stakeholders’ interests in Board discussions and decision making. Our Section 172(1) statement can be found on page 18 CCEP’s key stakeholders and how CCEP engages with them more generally is explained on pages 14-17 Our people The terms of reference and remit of the Remuneration Committee include remuneration policy at all levels across the Group, aligned with the Company’s long-term strategic goals. The Nomination Committee’s terms of reference and remit include key people matters relating to culture, succession planning and diversity. The Chairmen of those committees are responsible for championing, and reporting back to the Board on these matters. The Board also takes the opportunity to engage with our people directly. During the year, our Board met with Inclusion, Diversity and Equity (ID&E) ambassadors to hear about their experiences in person. Read more in the Nomination Committee report on pages 108-110 The ESG Committee updates the Board on whistleblowing arrangements, reports and investigations. During the year, as part of its terms of reference review, these matters and others such as health and safety became the remit of the ESG Committee with relevant matters still brought to the Audit Committee. Read more in the Audit Committee report on page 116 Our shareholders Engagement with both existing and potential shareholders is important to the Board. On behalf of the Board, our CEO, CFO and the Investor Relations team engage with investors and analysts throughout the year. The Chairman also attended the capital markets event in November and met with investors. The CFO provides regular updates to the Board on the views of shareholders, including the share register, share price performance and investor sentiment. The Board is routinely kept up to date on the wider Investor Relations programme. Our franchisors Our Board engages both directly and indirectly with our franchisors. The Board receives regular updates on franchisors through reports from the CEO and the Chief Commercial Officer, as well as ATC updates including on performance, relationships and key issues. Some Directors, including the CEO and Chairman, engage regularly with TCCC, and the CEO and CFO regularly meet other franchisors. The Board also received updates from TCCC in Indonesia at the July Board meeting on growth opportunities and strategy in the region, particularly the role of Indonesia. Our suppliers The CEO and CFO inform the Board on key supplier relationships and payments. Supplier risk management is also a topic of discussion at the Board generally and as part of the annual Enterprise Risk Management discussions. We have Supplier Guiding Principles considered at Board level setting out requirements of our suppliers, for example, in relation to human rights, health and safety, the environment and other matters. Read more in Forward on supply chain on pages 49-52 Our customers The Board receives periodic presentations from select customer leaders and in 2022 visited a wholesaler in Great Britain (GB). The Board remains committed to understanding our markets and customers. Market visits in GB, Indonesia and Germany were arranged in 2022 where the Board experienced first hand field sales activation, marketing and adding value for retailers. The CEO also provides regular updates to the Board on customers, including pricing and negotiations, joint value creation and customer satisfaction metrics. The Board is updated regularly on both category and channel growth, together with changes in coverage and execution performance which support growth for our customers. Customers were also discussed at the Board strategy session in September 2022. Our consumers CCEP has limited direct engagement with consumers, therefore, the Board’s engagement is also limited though Directors have the opportunity to engage directly with consumers through market visits. The Board attends presentations on trends and behavioural patterns that could affect consumers and our interaction with them. In addition, the Board is kept informed about portfolio developments by the CEO and via updates from the Chairman of the ATC, responsible for overseeing CCEP’s relationships with franchise partners. During 2022, the ESG Committee received an update from TCCC on consumer-focused sustainability, marketing and communications. The Audit Committee receives updates on any material incidents affecting consumers. Our communities The ESG Committee is responsible for overseeing CCEP’s relationship with communities under the Social pillar of its remit. Information and updates on CCEP’s community partnerships are provided to the ESG Committee, including reports on local water stress and the health of watersheds. The Chairman of the ESG Committee provides the Board with detailed updates at most Board meetings. During 2022, the ESG Committee and Board considered and approved a new This is Forward society target to support the skills development of 500,000 people facing barriers in the labour market by 2030 to benefit the communities in which we operate. Read more in Forward on society - communities on pages 56-57 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 102 Corporate governance report continued

Principal decisions The Board considers “Principal decisions” to be those decisions of strategic importance which may have a significant long-term impact on CCEP’s business, including financial and non-financial performance, and consequences for its stakeholders. Specific examples of key areas of focus and considerations affecting the Board’s decision making process during 2022 are set out below. Advancing sustainability commitments The Board approved the updated CCEP wide sustainability action plan, This is Forward. Read about our sustainability action plan in detail on pages 26-63 To help the Board make the decision, the Board received reports from the ESG Committee, which oversaw the process to update the commitments following escalation by the Sustainability Steering Committee. A joint meeting of the Audit and ESG Committees was also held to review the assurance of the This is Forward metrics. The Board considered the long-term implications of the decision and the proposed metrics to track the outcomes of the decision with management, along with disclosure and assurance. The Board received information as part of the Company Secretary’s Governance updates to better understand the regulations around sustainability, including disclosure rules and reporting requirements. Along with the need to measure CCEP’s progress against the proposed sustainability commitments, the Board was also mindful of the importance of assurance and explaining the metrics and targets transparently to ensure CCEP was accountable to its stakeholders. The views of stakeholders consulted in developing the plan, including TCCC, suppliers, customers and communities, were fed back by management to the ESG Committee, and in Committee reports to the Board. The impacts on each stakeholder group were considered. For example, our new commitment to support the skills development of those facing barriers in the labour market aims to have a positive impact on this important stakeholder group. The Board also considered among other things how the updated sustainability plan supports value creation for customers and how best to align CCEP’s commitments with TCCC’s global sustainability commitments and World Without Waste plan. In addition, related to our sustainability action plan, the Board reflected on the risks and opportunities, such as the ability to deliver the updated sustainability commitments and the potential reputational impact of not meeting the commitments versus value creation for shareholders, and protecting CCEP’s licence to operate by aligning with societal expectations. Having taken such factors into account and the Section 172 duty to have regard to its wider stakeholders and also the impact of the Company’s operations on the community and the environment, the Board approved the updated sustainability commitments and considered the decision would be in the best interest of CCEP’s shareholders as a whole and promote the success of the Company. Dividend payments The Board made decisions on returning cash to shareholders towards its objective to ensure sustainable shareholder returns within a consistent and disciplined capital allocation framework. The Board decided that dividend payments would be the most effective way to return cash to shareholders. Fundamental to the decision was our dividend policy in which CCEP is committed to a 50% dividend payout ratio (comparable profit after tax basis). To ensure the Board had the information required to make the dividend decisions, the CFO presented papers to the Board outlining the financial position of the Company and confirming that the Company had sufficient distributable reserves to pay the proposed dividends. The Board was also presented with other relevant factors such as liquidity and earnings forecasts. The Board considered the financial performance of CCEP and reflected on the views and interests of shareholders fed back from external brokers, analysts and investors in Investor Relations’ meetings. In deciding on the dividend payments, the Board considered the various stakeholders who had a long-term interest in the Company, including employees, customers and suppliers. The Board opined on the need to balance shareholder interests with maintaining an optimal capital structure, including the need to pay down debt, to support CCEP’s strategic objectives for the benefit of CCEP’s wider stakeholders, such as its customers and communities. Having considered these factors and also taken into account its Section 172 duty to other stakeholders, the Board was pleased to approve two dividend payments in 2022 totalling €1.68 per share. The dividend payments maintained a dividend payout ratio of approximately 50%, demonstrating the strength and resilience of CCEP’s business, as well as its ability to deliver continued shareholder value and promote the long-term sustainable success of the Company. Read more in our Business and financial review on pages 74-85 Acquisition of TCCC’s stake in CCBI Following a recommendation from the ATC, the Board approved the purchase of TCCC’s 29.4% minority share in our Indonesia business, PT Coca-Cola Bottling Indonesia (CCBI), increasing CCEP's ownership to 100%. To aid decision making, the ATC received a number of materials presented by members of the ELT which included information on the strategic objective notably the desire to simplify ownership of CCBI and operations in Indonesia, and with regard to the longer-term implications, the financial rationale for the transactions and scenarios to help the ATC understand the potential impact of the transaction on the financial performance of the Company. This included the positive financial performance of CCBI and future growth prospects, taking into account potential headwinds including from plastic and sugar taxes, with sugar tax implementation expected in 2024. The ATC also considered CCEP’s latest forecasts for the business. The Board were kept regularly updated by management as the transaction progressed. In taking its decision, the ATC sought the views of stakeholders via management, including Peter West, GM API, and considered there to be a number of benefits. This included demonstrating to our franchise partner, TCCC, customers and shareholders our commitment to the future of Indonesia as a market. The Board subsequently received reports back from the Chair of the ATC following each of its discussions on the matter in addition to having the ability to access the materials that were provided to the ATC. TCCC nominated-Directors recused themselves from the discussions that involved TCCC. Following due consideration, the Board agreed to proceed with the transaction on the basis that it was considered in the best interests of the Company’s shareholders as a whole and would promote the long-term success of CCEP. Succession planning In addition to the above key decisions, the Board, taking into account the views of stakeholders, made decisions through new appointments, to ensure the Board, its Committees and senior management had the right combination of skills, experience and knowledge to lead CCEP in meeting the Company’s strategic objectives towards long-term success. Read more in our Nomination Committee report on pages 108-110 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 103 Corporate governance report continued

Division of responsibilities Governance structure The Board, led by the Chairman, is responsible for the leadership of the Group. While both the Executive Director and NEDs have the same duties and constraints, they have different roles on the Board (see Table 1 on page 99). There is a clear, written division of responsibilities between the Chairman and the CEO. The Board has approved a framework of delegated authority to ensure an appropriate level of Board contribution to, and oversight of, key decisions and the management of daily business that support its long-term sustainable success. This framework has been designed to enable the delivery of the Company’s strategy and is outlined in our governance framework on page 97. The Board delegates certain matters to its Committees. Each Committee has its own written terms of reference, which are reviewed annually. These are available at cocacolaep.com/about-us/governance/ committees. The CEO with the ELT manages the day to day business. All decisions are made in accordance with our chart of authority, which defines our decision approval requirements and ensures that all relevant parties are notified of decisions impacting their area of responsibility. Board and Committee meetings The Board held six formal meetings during 2022, with additional ad hoc meetings with Board and Committee members held in line with business needs. Directors are expected to attend every meeting. If a Director is unable to attend, the relevant papers are provided to that Director in advance so that comments can be given to the Chairman or Committee Chairman, as applicable, who relays them at the meeting. Afterwards, the Chairman or Committee Chairman, as applicable, also briefs the Director on the matters discussed. Attendance during 2022 is set out in Table 2 on page 105. The Chairman attends most Committee meetings. There is cross membership between the Audit Committee and Remuneration Committee. This helps ensure remuneration outcomes align with the underlying performance of CCEP. This reflects CCEP’s joined up approach to investing in and rewarding our people. Cross membership between Committees enables active collaboration and liaison across Committees. At the end of most Board meetings, two sessions are held: one that all Directors attend, without management present, and the other that all NEDs attend, without management or the CEO present. In 2022, there were also two separate meetings of INEDs. Directors may raise any matter they wish for discussion at these sessions. Board support Board meetings are generally scheduled at least one year in advance, with ad hoc meetings arranged to suit business needs. Meetings are held in a variety of locations, reflecting our engagement with all aspects of our international business. The agenda of Board meetings follow our annual Board programme. This sets out the standing items at each meeting, such as periodic activities (including results and AGM documentation), business plan and the assessment of Board evaluation results. Before the Board meeting, the Chairman, CEO and Company Secretary agree the final agenda. This covers discussion items such as the status of ongoing projects and stakeholder considerations. Comprehensive briefing papers are circulated electronically to all Directors, to allow time to review the matters which are to be discussed. Throughout the year Directors have access to the advice and services of the Company Secretary and independent professional advice, at the Company’s expense. Board paper review In 2022, actions were taken to implement the improvements from the externally facilitated Board paper review undertaken by Independent Audit (IA). IA does not have any connection with the Board or any individual Director. Following the review: • The format and content of Board papers have become clearer and more concise with greater use of appendices for detail. • The Board paper preparation process is more streamlined with greater collaboration between teams drafting the papers for each Committee and the Board. • Authors of papers receive direct feedback from the meetings, including actions and improvements, directly from the Company Secretariat team. Independence of Non-executive Directors The Board reviewed the independence of all the NEDs against the UKCGC and also considered the requirements of SEC Rule 10A-3 in relation to the Audit Committee. It determined that Jan Bennink, John Bryant, Christine Cross, Nathalie Gaveau, Thomas H. Johnson, Dagmar Kollmann, Mark Price, Dessi Temperley and Garry Watts are independent and continue to make effective contributions. At its meeting in February 2023, the Board determined that Mary Harris and Nicolas Mirzayantz joining the board, subject to their election at the May 2023 AGM are also independent. The Board recognises that Nancy Quan (joining the Board subject to her election at the May 2023 AGM) cannot be considered independent as the appointment was nominated by ER, a wholly owned subsidiary of TCCC, which owns at least 10% of the Company. The Board recognises that the remainder of CCEP’s NEDs, including the Chairman, cannot be considered independent. However, they continue to demonstrate effective judgement when carrying out their roles and are clear on their obligations as Directors, including under section 172 of the Companies Act. Our CEO, Damian Gammell, is not considered independent because of his executive responsibilities to the Group. Consequently, the majority of the Board are independent. Conflicts of interest The UK Companies Act 2006 (the Companies Act), the Articles and the Shareholders’ Agreement allow the Directors to manage situational conflicts (situations where a Director has an interest that conflicts, or may conflict, with our interests). The ATC exists to oversee transactions with affiliates. The Nomination Committee considers issues involving potential situational conflicts of interest of Directors. Each Director is required to declare any interests that may give rise to a situational conflict of interest with CCEP on appointment and subsequently as they arise. Directors are required to review and confirm their interests annually. The Board is satisfied that the systems for the reporting of situational conflicts are operating effectively. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 104 Corporate governance report continued

Table 2 Meeting attendance by Board and Committee members(A) Independent or nominated by Olive Partners or ER(B) Board of Directors Affiliated Transaction Committee Audit Committee(J) ESG Committee(J) Nomination Committee Remuneration Committee Chairman Sol Daurella Nominated by Olive Partners 6 (6) 4 (4) 5 (5) Executive Director Damian Gammell CEO 6 (6) Non-executive Directors Manolo Arroyo Nominated by ER 6 (6) 5 (5) 6 (6) Jan Bennink Independent 6 (6) 4 (4) 5 (5) John Bryant Independent 6 (6) 9 (9) 6 (6)(I) Jos&eacute; Ignacio Comenge(C) Nominated by Olive Partners 6 (6) 1 (1) 4 (4) Christine Cross Independent 6 (6) 5 (5) 6 (6) Nathalie Gaveau Independent 6 (6) 5 (5) &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Nominated by Olive Partners 6 (6) Thomas H. Johnson SID 6 (6) 5 (5)(I) 6 (6) Dagmar Kollmann Independent 6 (6) 4 (4)(I) 9 (9) Alfonso L&iacute;bano Daurella(D) Nominated by Olive Partners 6 (6) 3 (3) 1 (1) Mark Price(E) Independent 5 (6) 5 (5) 5 (5) Mario Rotllant Sol&agrave;(F) Nominated by Olive Partners 6 (6) 4 (4)(I) 2 (2) Brian Smith(G) Nominated by ER 5 (6) 4 (5) Dessi Temperley(H) Independent 5 (6) 8 (9)(I) Garry Watts Independent 6 (6) 4 (4) 9 (9) (A) The maximum number of scheduled meetings in the period during which the individual was a Board or Committee member is shown in brackets. (B) Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement. (C) Effective May 2022, Jos&eacute; Ignacio Comenge resigned as a member of the Affiliated Transaction Committee and was appointed as a member of the Remuneration Committee. (D) Effective May 2022, Alfonso L&iacute;bano Daurella resigned as Chairman and member of the ESG Committee and was appointed as a member of the Affiliated Transaction Committee. (E) Mark Price was unable to attend the September 2022 Strategy meeting due to other pre-agreed commitments. (F) Effective May 2022, Mario Rotllant Sol&agrave; resigned as a member of the Remuneration Committee and was appointed as Chairman and member of the ESG Committee. (G) Brian Smith was unable to attend the December 2022 Board and ESG Committee meetings due to other pre-agreed commitments. (H) Dessi Temperley was unable to attend the March 2022 Board and Audit Committee meetings and Garry Watts consented to act as her alternate. (I) Chairman of the Committee. (J) One meeting was a joint meeting of the Audit Committee and ESG Committee held in October 2022. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 105 Corporate governance report continued

Composition, succession and evaluation Board diversity and composition The composition of the Board and its Committees is set out on page 105. As their biographies on pages 89–93 show, our Board members have a range of backgrounds, skills, experience and nationalities, demonstrating a rich cognitive diversity. See an overview of our Directors’ skills and experience on page 88 Read more about the Group’s approach to ID&E on pages 58-63 Our commitment to diversity begins at the top, with clear leadership from our Board, and is embedded at every level of our business through our Inclusion and Diversity policy, This is Forward and the CoC. We are pleased to announce that subject to the election of the Directors proposed at our May 2023 AGM, we will have achieved our 33% female Board membership target and met our ambition to appoint at least one Director from an ethnic minority background. Female representation on our Board will increase to 35.3% from 29.4% in 2022. The Board considers that it would be appropriate to have 40% female representation overall and will, with its stakeholders, work towards that as a longer- term aim. The Nomination Committee is committed to overseeing a diverse pipeline for senior management and Director positions. Read more about Board succession and diversity on pages 106 and 108 - 110 Election and re-election of Directors The Board has determined that the Directors, subject to continued satisfactory performance, shall stand for re-election at the May 2023 AGM with the exception of the Chairman as explained on page 98. Jan Bennink, Christine Cross and Brian Smith will retire from the Board at the conclusion of the 2023 AGM. The Board is confident that each Director will carry on performing their duties effectively and remain committed to CCEP. The Board has also determined that Mary Harris, Nicolas Mirzayantz and Nancy Quan should stand for election at the 2023 AGM. Mary Harris Mary Harris brings to the Board a top level strategic outlook with international and consumer focus from her time as partner at McKinsey and Co and as a Non-executive Director. Mary is currently a Non-executive Director and a member of the Nomination and Audit and Risk Committees at ITV plc. She is also the Designated Non-executive Director for workforce engagement and a member of the Remuneration Committee at Reckitt plc and a Supervisory Board member at HAL Holding N.V. Mary has previously held non-executive Director positions at Unibail-Rodamco-Westfield, Sainsbury’s and TNT Express and TNT N.V. Nicolas Mirzayantz Nicolas Mirzayantz brings to the Board over 30 years of strategic, operational and business transformation experience at IFF, a multinational industry-leading supplier to FMCG customers that creates ingredients and essential solutions for food, beverage, health, scent, biosciences and sensorial experiences. Most recently serving as President, Nourish Division, he was previously the Divisional CEO for the Scent Division during a period of historic and transformational mergers. During his tenure, he was a champion of sustainability, setting the foundation for IFF’s industry-leading ESG+ initiatives. Nicolas previously served on the Board of the International Fragrance Association (IFRA), the official representative body of the fragrance industry worldwide and was a Cultural Leader at the World Economic Forum. Nancy Quan Nancy Quan has extensive knowledge of the Coca-Cola system having worked with the company since 2007 in leadership roles spanning innovation and consumer trends, research and development, and supply chain. As Senior Vice President and Chief Technical and Innovation Officer for TCCC, she oversees a networked team that creates innovation pipelines to enable short-term and long-term growth, and drives transformational and scalable supply chain solutions to maximise customer and consumer value. Nancy serves on the Board of Directors for the Liberty Mutual Group and the Industry Affiliates Advisory Board for the University of California Davis MBA Program, and is an active member of the FIRST (For Inspiration and Recognition of Science and Technology) Executive Advisory Board. The NED terms of appointment are available for inspection at the Company’s registered office and at each AGM. Among other matters, these set out the time commitment expected of NEDs. The Board is satisfied that the other commitments of all Directors do not interfere with their ability to perform their duties effectively. See the significant commitments of our Directors in their biographies on pages 89-93 Board evaluation In line with best practice, we conduct an external Board evaluation at least once every three years. We did this last in 2021. Given the depth and breadth of the 2021 external effectiveness review, it was determined that an internal Board evaluation process was appropriate for 2022. The Board appointed Lintstock to support a questionnaire based exercise, alongside interviews with all Directors by the SID. Lintstock has no other connection with CCEP or any individual Director. The questionnaire and interview responses were collated and reports produced on the performance and effectiveness of the Board, each Committee as well as the Directors. The Board discussed the results openly and constructively. Overall, the Board confirmed that it continued to perform effectively. Board culture, its relationship with senior management and Board support were highly rated but some areas for further improvement were identified. These are set out in Table 3 on page 107. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 106 Corporate governance report continued

Table 3 2022 Board evaluation findings and actions Culture and engagement Strategic topics Board composition Information flow and quality 2022 findings Foster and enhance relationships with the ELT and API stakeholders Review Board focus on strategic topics including in relation to sustainability, brand portfolio and technology Review diversity of the Board in terms of gender, ethnicity and other skills aligned with the Group’s geographical footprint Enhance the quality and flow of information to the Board Actions undertaken in 2022 March 2022 saw the return of physical meetings with the Board and ELT. The May 2022 meeting held in London, included an Employee Townhall, lunch with ID&E Ambassadors and dinner with the Iberian leadership team. Engaged with API leadership, employees and joint venture partner during site visits to Indonesia in July 2022. Reviewed CCEP’s key stakeholder groups in October 2022. Board meetings throughout the year, as well as the Board strategy session held in September 2022, provided the Board with greater visibility of competitor analysis, product innovation, technology and automation and sustainable packaging. Characteristics above were considered as part of the Nomination Committee’s search for new INEDs. Further details on Board succession and diversity can be found in the Nomination Committee report on page 109. Sessions were held with relevant people within the business with input from external consultants (Independent Audit) on refining the content of papers and presentations to be more succinct. The approach to delivery of papers was revised to provide timely insight to Board members. Improvements were evident from May 2022 onwards. Table 4 Disclosure of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the UKCGC Items located elsewhere in the 2022 Integrated Report Page(s) Directors’ responsibilities statement 144 Directors’ statement that they consider the Integrated Report and financial statements, taken as a whole, to be fair, balanced and understandable 144 Going concern statement 143 Assessment of the Group’s principal risks 64–71 Viability statement 72 Risk management and internal control systems and the Board’s review of their effectiveness 71 Audit Committee report 111–116 Directors’ remuneration report 119–140 Audit, risk and internal control and Remuneration Disclosures of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the UKCGC are located elsewhere in this Integrated Report. These disclosures include descriptions of the main features of CCEP’s internal control and risk management systems as required by Rule 7 of the Disclosure Guidance and Transparency Rules (DTRs). Table 4 sets out where each respective disclosure can be found. Annual General Meeting The AGM continues to be a key date in our annual shareholder calendar. At our 2022 AGM, we were pleased that all resolutions were passed by more than 80% of those voting. The 2023 AGM of the Company will be held on 24 May. The Notice of AGM will set out further details and a full description of the business to be conducted at the meeting. This will be available on our website from the time of its posting to shareholders in April 2023. The Chairman, SID and Committee Chairmen are available to shareholders for discussion throughout the year to discuss any matters under their areas of responsibility, by contacting the Company Secretary. Read more about our engagement with investors on pages 15 and 102 Sol Daurella, Chairman 17 March 2023 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 107 Corporate governance report continued

“Strengthening the capabilities of our people and our leaders is key.” Thomas H. Johnson, Chairman of the Nomination Committee Dear Shareholder I am pleased to report on the work of the Nomination Committee during 2022. Succession planning An important part of the Committee’s role is succession planning as well as ensuring that the Board, its Committees and senior management have the right combination of skills, experience, knowledge and cognitive and other diversity. The Committee made great progress in this regard with three excellent candidates, Mary Harris, Nicolas Mirzayantz and Nancy Quan, being put forward for election at the AGM in May 2023. The Committee had in mind the desirability of greater strength in API markets, innovation, and ESG as well as increasing cognitive, gender and ethnic diversity when carrying out the search. I would also like to thank Brian, Christine and Jan who will be retiring at the AGM for their invaluable contributions. The Committee also oversaw Board Committee membership changes during the year with the aim of ensuring fresh perspectives and challenge at meetings as well as ELT membership changes ensuring we have the right leaders in the right critical roles for now and the future. Read more about succession planning on page 109 and Committee changes on page 93 People and culture The Committee continued to play an important role in overseeing CCEP’s approach to culture for its people. This was facilitated through updates from management on ID&E and wellbeing initiatives, people development plans both for senior and early careers, and also updates on API people integration. In addition, the Committee received data and actionable insights about our people and monitored the results and actions of the Group’s employee engagement survey and progress through a regular scorecard. Read more about our people on pages 58-63 Board and Committee effectiveness The Committee implemented the actions from the 2021 evaluation. The 2022 review determined that the Committee continued to operate effectively. The Committee recommended to the Board that an internal Board evaluation process be undertaken in early 2023 similar to that undertaken in 2022. The Board agreed and appointed Lintstock to support a questionnaire based exercise, alongside interviews of all Directors by the SID. Availability to shareholders I am available to shareholders throughout the year to answer any questions on the work of the Committee. Thomas H. Johnson, Chairman of the Nomination Committee 17 March 2023 Looking forward to 2023 • Continue to focus on securing diverse INED candidates to further enhance the Board’s diversity of skills, with relevant experience and covering our expanded geographical footprint • Monitor and drive This is Forward goals, particularly the key actions regarding our people • Assess and monitor the strategy for talent management to grow our capabilities • Continue to support management to foster a culture that supports the physical and mental safety of all our people Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 108 Nomination Committee Chairman’s letter

Nomination Committee role The key duties and responsibilities of the Committee are set out in its terms of reference. These are available at cocacolaep.com/about-us/governance/ committees and include: • Reviewing and making recommendations to the Board on Board appointments, re-elections and Board and Committee composition • Overseeing the evaluation of the Board • Ensuring and overseeing succession planning of the Board and senior management talent pipeline • Assessing and monitoring culture and ensuring effective engagement with our people Membership Member since Thomas H. Johnson (Chairman) May 2019 Manolo Arroyo May 2021 Christine Cross May 2019 Sol Daurella May 2016 Mark Price May 2019 Activities of the Nomination Committee during the year The Committee has a process for planning its future meeting agendas and topics to be considered. Table 1 on page 110 sets out the matters considered by the Committee during 2022. Further detail is provided in this report. The Committee met five times during the year. See details of attendance at meetings on page 105 Board composition and diversity As delegated by the Board, the Committee continuously keeps the composition of the Board under review, with the aim of maintaining a well balanced Board with the right mix of individuals who bring a wide range of expertise, experience and diversity to align with the Group’s long-term strategy. See our diversity policy including INED selection criteria at cocacolaep.com/about- us/governance We are pleased to announce that subject to the election of the Directors proposed at our AGM in May 2023, we will have achieved our 33% female Board membership target and met our ambition to appoint at least one Director from an ethnic minority background. Female representation on our Board will increase to 35.3% from 29.4% in 2022. The Board considers that it would be appropriate to have 40% female representation overall and will, with its stakeholders, work towards that as a longer-term aim. The Board and the Nomination Committee recognise the benefits that diverse characteristics have to offer. In 2022, the Committee updated the Board’s diversity policy and INED selection criteria to include aspects such as age, sexual orientation, disability, socioeconomic background as well as educational and professional background. Across Board membership, the policy drives balance and alignment with CCEP's purpose, strategy and values, through agreed principles and targets which reflect the measures the Board will take when considering its own membership and approach. Our Board-level diversity statistics are disclosed in accordance with the Nasdaq Rules in Table 2 on page 110. Gender of senior management and their direct reports can be found on page 59. Non-executive Director succession During the year, the Committee considered the Board roles that would need to be recruited for as current INED appointments approached the maximum terms envisaged by the UK Corporate Governance Code, taking into account the review of Directors’ skills as well as actions identified in the Board Evaluation. External recruitment consultant firms, MWM Consulting and Russell Reynolds Associates, were appointed to help identify potential INED candidates. The Chairman and other Committee and Board members interviewed the potential candidates in 2022. This process resulted in the Committee’s recommendation to the Board and subsequent approval by the Board that Mary Harris and Nicolas Mirzayantz be appointed to the Board in May 2023 subject to their election given their diverse skillsets and relevant experience applicable to CCEP’s expanded geographical footprint. This was announced to the market on 15 February 2023. MWM Consulting has no connection with the Board or any individual Director. Russell Reynolds Associates supported some of CCEP’s other recruitment activities in the UK and Germany in 2021 in addition to the 2022 INED search. It has no other connection to CCEP and has no connection to any individual Director. Also announced on 15 February 2023, and in accordance with CCEP’s Articles and Shareholders’ Agreement, ER nominated NED, Nancy Quan will replace Brian Smith on the Board. You can find the list of Non-executive Directors determined to be independent on page 104. See an overview of our Directors’ diversity, skills and experience on page 88 Director inductions The Nomination Committee reviews the induction programme for new Directors. All new Directors will receive a suite of induction materials as well as mentorship from established Directors. Meetings with members of the Board and the ELT and site visits in a number of our markets are also arranged. Senior management succession The Committee is committed to supporting the development and progression of diverse talent at senior management level. The Committee considers and recommends succession plans for the Group’s ELT to the Board. The Committee oversaw the appointment of Ana Callol, Chief Public Affairs, Communications and Sustainability Officer on 1 January 2022 succeeding Lauren Sayeski. It also oversaw the appointment of John Galvin, General Manager, Germany, who succeeded Frank Molthan on 1 June 2022. The Committee also discussed and monitored progress towards ID&E objectives including CCEP’s ambition to have 45% women in roles at senior management level and above by 2030, as well as a new target of 10% of our workforce represented by people with disabilities by 2030. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 109 Nomination Committee report

Table 1 Matters considered by the Nomination Committee during 2022 Meeting date Key agenda items March 2022 • People strategy and priorities • Commercial capabilities • Social and society impact • Nomination Committee Report in the 2021 Integrated Report • NED Independence and re-elections at the AGM • Director succession, particularly INEDs • Committee evaluation May 2022 • Social and society impact • Our people: Inclusion, Diversity and Equity plan • Succession planning for ELT and senior management • Director succession, particularly INEDs • Terms of Reference annual review July 2022 • Director succession, particularly INEDs • INED Selection Criteria and Board of Directors’ Guidelines review October 2022 • People strategy achievements and future focus • Succession planning for ELT and senior management • Board skills matrix and director succession, particularly INEDs December 2022 • Building leadership capabilities, talent management and succession planning • Early careers strategy, including apprenticeships and youth programmes • Director succession, particularly INEDs • Board and Committee evaluation process Table 2 Nasdaq Board diversity disclosure(A) Board Diversity Matrix (as of 31 December 2022) Country of principal executive offices: United Kingdom Foreign private issuer Yes Disclosure prohibited under home country law No Total number of Directors 17 Female Male Non-Binary Did not Disclose Gender Part I: Gender identity Directors 5 12 - N/A Part II: Demographic background Underrepresented individual in home country jurisdiction - LGBTQ+ - Did not disclose demographic background 7 (A) Disclosure permitted with Director consent. Thomas H. Johnson, Chairman of the Nomination Committee 17 March 2023 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 110 Nomination Committee report continued

“The Committee dedicated significant time to overseeing the successful close of PPA and implementation of SOX in Australia.” Dessi Temperley, Chairman of the Audit Committee Dear Shareholder I was appointed as Audit Committee Chairman during the year and I am very pleased to present the Audit Committee report for 2022. CCL integration The Committee continued to spend significant time overseeing the smooth integration of API, including the successful close of Purchase Price Accounting (PPA) during the year and the implementation of Sarbanes Oxley Act (SOX) section 404 in Australia. These were key milestones given the focus of the Committee during the year. ESG During 2022, the Committee considered ESG reporting with even greater focus as a result of CCEP’s first year of mandatory TCFD reporting and disclosures in respect of the year ending 2022. The Committee received regular updates on CCEP’s reporting landscape, including assurance considerations. In addition, there was enhanced focus by the Committee in reviewing sustainability metrics for capital expenditure proposals. Risk management During 2022, on behalf of the Board, risk management was a priority and high up on the Audit Committee agenda with ongoing discussions on: • The risk management framework, including identification and assessment of principal and emerging risks, risk factors, associated mitigations and processes and their appropriateness • The cyber security programme and associated risks • Commodities and FX hedging • A number of tax topics and related impact The above was driven by the direct and indirect impact from the war in Ukraine including inflation, volatility in commodity prices and currency fluctuations, increased recession risk and the enhanced cyber threat. Other The Committee also spent time reviewing the new corporate integrity framework, the CoC reporting including whistleblowing, latest governance developments such as the BEIS Consultation on Restoring Trust in Audit and Corporate Governance, GDPR compliance and latest tax developments, including on sugar and plastic. In addition, the Committee reviewed its remit during the year and clarified its role in respect of ESG reporting matters. The Committee’s terms of reference were updated to reflect this. Committee effectiveness The Committee completed a questionnaire based exercise to assess its effectiveness in 2022. The review determined that the Committee continued to operate effectively with some minor action areas identified and subsequently closed during the year. Read more on pages 106-107 Availability to shareholders I am available to shareholders throughout the year to answer any questions on the work of the Committee. Dessi Temperley, Chairman of the Audit Committee 17 March 2023 Looking forward to 2023 • Continue to monitor governance developments such as progress and creation of the new regulator, Audit, Reporting and Governance Authority (ARGA) • Retain a key focus on ESG reporting matters, particularly in light of the evolving ESG reporting landscape • Further heighten attention on commodities and FX hedging given expected volatility in the economic environment • Continue to support the Board in its enhanced oversight of CCEP’s cyber security programme and associated risks Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 111 Audit Committee Chairman’s letter

Membership Member since Dessi Temperley (Chairman) May 2020 John Bryant January 2021 Dagmar Kollman May 2019 Garry Watts April 2016 See details of meeting attendance in 2022 on page 105 Read more about the Audit Committee members on pages 89 - 93 Key responsibilities The roles and responsibilities of the Audit Committee are set out in the terms of reference, which are available at cocacolaep.com/about-us/governance/ committees, and are reviewed annually by the Committee. Key responsibilities are detailed below. Accounting and financial reporting • Monitoring the integrity of the Group’s annual audited financial statements and other periodic financial statements • Reviewing any key judgements contained in them relating to financial performance Systems of internal control and risk management • Reviewing the adequacy and effectiveness of the Group’s internal control processes • Overseeing the Group’s compliance, operational and financial risk assessments as part of the broader ERM programme • Overseeing the Group’s business capability and cyber security programmes • Overseeing climate risks as part of the ERM programme • Reviewing and assessing the scope, operation and effectiveness of the internal audit function Relationship with external auditor • Reviewing and assessing the relationship • Reviewing their independence • Agreeing terms of engagement and remuneration • Assessing the effectiveness of the external audit process • Reviewing reports from the external auditor and management relating to the financial statements and internal control systems • Making recommendations to the Board in respect of the external auditor’s appointment, reappointment or removal Other • Supporting the Board in relation to specific matters, including oversight of dividends, capital structure, and capital expenditures The Committee Chairman reports back at most Board meetings on matters of particular relevance and the Board receives copies of the Committee papers and minutes of meetings. Committee governance The Committee keeps the Board informed and advised on matters concerning the Group’s financial reporting requirements to ensure that the Board has exercised oversight of the work carried out by management, internal audit and the external auditor. The Group follows UK corporate governance practices, as allowed by the Nasdaq Rules for FPIs. In accordance with the UKCGC, the Committee is comprised of four NEDs in 2022, each of whom the Board has deemed to be independent. The Board is satisfied that the Committee as a whole has competence relevant to the fast moving consumer goods sector, in which the Group operates. In accordance with SEC Rules, as applicable to FPIs, the Group’s Audit Committee must fulfil the independence requirements set out in SEC Rule 10-3A. The Board has determined that the Audit Committee satisfies these requirements and that all members may each be regarded as an Audit Committee financial expert, as defined in Item 16A of Form 20-F. It was further determined that no Audit Committee member had participated in the preparation of the financial statements of the Company or any of its subsidiaries. Matters considered by the Audit Committee during 2022 The Committee met nine times during the year, including a joint meeting with the ESG Committee. Reports from the internal and external auditor were presented as standing agenda items, along with reports from senior management on the following topics in the Committee’s remit: • Accounting and reporting matters • SOX compliance • Legal matters • Ethics and compliance matters, including whistleblowing and CoC breaches • Business continuity management and cyber security • ERM • Capital projects, including review of sustainability metrics • Tax and Treasury matters • Climate risk disclosures The Committee’s interactions with the internal audit function and the external auditor during the year are discussed in more detail later in this report. A summary of key matters considered by the Audit Committee in 2022, in addition to standing items, is set out in Table 1 on page 113. Financial reporting, significant financial issues and material judgements The Committee met regularly with management in the first half of 2022 to review the key accounting considerations in the finalisation of the PPA work in relation to the CCL acquisition. The Committee also met with management prior to each market announcement to consider the significant accounting judgements and estimates made, and their appropriateness. Details regarding the significant reporting matters identified and the related Committee considerations are set out in Table 2 on page 114. For the remaining matters, the Committee agreed with management that the appropriate accounting considerations had been given and the impact of each item was not material to the Group’s financial statements. See our Viability statement on page 72 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 112 Audit Committee report

Table 1 Matters considered by the Audit Committee during 2022 February 2022 • 2021 preliminary Q4 and full year results, including significant estimates and judgements • COVID-19 accounting considerations • Pay for performance • IAS 36 impairments • Tax matters March 2022 • 2021 Integrated Report, including viability and going concern statements, accounting policies and related significant judgements and estimates, segmental reporting, hedging activities, post-employment benefits • Reappointment of the external auditor • SOX compliance and impact of COVID-19 on the internal control environment • 2022 internal audit plan • Internal Audit Charter and the Independence and Objectivity policy • Treasury matters April 2022 • 2022 Q1 trading update • First half interim dividend May 2022 • Accounting considerations in advance of year-end audit • Business continuity • Capital allocation and expenditure • IT/Cyber security update • Terms of reference update • Tax matters including tax strategy paper • External audit process and procedures August 2022 (Two meetings) • 2022 half year report • SOX implementation in Australia • External audit process and procedures • Enterprise risks • Corporate integrity programme • 2022 audit fees Meeting date Key matters considered in addition to standing agenda items(A)(B)(C) October 2022 (Two meetings) • 2022 Q3 trading update • Second half interim dividend • Capital allocation and expenditure • Corporate integrity programme • Tax matters • Group risk appetite framework • Approach to TCFD statement and ESG assurance(C) December 2022 • SOX compliance • Corporate Integrity programme • Capital allocation and expenditure • Preliminary 2023 internal audit plan and budget • Cyber security update • Treasury matters (A) During February and March 2023, the Committee discussed matters regarding the year ended 31 December 2022, which included: – Reviewing the 2022 preliminary Q4 and full year results and the 2022 Integrated Report, including its significant estimates and judgements, accounting policies, viability and going concern statements – Advising the Board on whether, in the Committee’s opinion, the 2022 Integrated Report is fair, balanced and understandable – Independent auditor’s report on the 2022 full year results – Approval of this Audit Committee report (B) During February 2023 a joint meeting of the Audit Committee and ESG Committee was held to undertake a review of the TCFD statement and climate risk assessment (C) During joint meeting of the Audit Committee and ESG Committee held in October 2022 Meeting date Key matters considered in addition to standing agenda items(A)(B)(C) Audit Committee assessment of the 2022 Integrated Report The Committee undertook a review of a developed draft of the 2022 Integrated Report and provided its feedback, which was applied. The Committee considered whether the Group’s position, strategic approach and performance during the year were accurately and consistently portrayed throughout the 2022 Integrated Report. As part of its review, the Committee referred to the management reports it had received and considered during the year, together with the findings and judgements of the internal and external auditor. The estimates and judgements made on the significant financial reporting matters regarding the financial statements are summarised in Table 2 on page 114. The Committee reviewed these in depth, along with management’s assessment of the Group as a going concern and the statement of long-term viability contained in the Strategic Report. The Committee concluded that they are appropriate and acceptable in light of the risks facing the business and all significant matters brought to the Committee’s attention during the year. The 2022 Integrated Report is, in the opinion of the Committee, fair, balanced and understandable and provides the information necessary for shareholders to assess CCEP’s performance, business model and strategy. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 113 Audit Committee report continued

Table 2 Significant reporting matters in relation to financial statements considered by the Audit Committee during 2022 Business combination Total consideration: €5.8 billion Intangible assets: €4.3 billion Goodwill: €2.1 billion The Group completed the acquisition of Coca-Cola Amatil Limited (CCL) on 10 May 2021. During 2021, the Group engaged a third party specialist firm to support the required valuation work. During the first half of 2022, the Committee regularly reviewed progress as the valuation exercise was completed and the remeasurement period had closed in May 2022. The Committee noted that changes to the provisional amounts disclosed in the Group’s consolidated financial statements for the year ended 31 December 2022 were immaterial. Deductions from revenue and sales incentives Total cost of customer marketing programmes in 2022: €5.2 billion Accrual at 31 December 2022: €1.3 billion The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. For customer incentives that must be earned, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts earned. Under IFRS 15, these types of variable consideration are deducted from revenue. There are significant estimates used at each reporting date to ensure an accurate deduction from revenue has been recorded. Actual amounts ultimately paid may be different from these estimates. At each reporting date, the Committee received information regarding the amount of customer marketing spend of the Group along with period end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period with a specific focus on the impact of COVID-19 on customer activities and performance. Tax accounting and reporting 2022 book tax expense: €436 million 2022 cash taxes: €415 million 2022 effective tax rate: 22.3% The Group evaluated a number of tax matters during the year, including legislative developments across tax jurisdictions, risks related to direct and indirect tax provisions in all jurisdictions, the deferred tax inventory and potential transfer pricing exposure. Throughout the year, the Committee received information from management on the critical aspects of tax matters affecting the Group, considered the information received, and gained an understanding of the level of risk involved with each significant conclusion. The Committee also considered and provided input on the Group’s disclosures regarding tax matters. Accounting area Key financial impacts Audit Committee considerations Asset impairment analysis Indefinite lived intangible assets: €11.9 billion Goodwill: €4.6 billion The Group performs an annual impairment test of goodwill and intangible assets with indefinite lives, or more frequently if impairment indicators are present. The testing is performed at cash generating units (CGUs) level, which for the Group are based on geography and generally represent the individual territories in which the Group operates. The Committee received information from management on the impairment tests performed, focusing on the most critical assumptions such as the terminal growth rate, the discount rate and operating margin, as well as changes from the prior year. The Committee reviewed and challenged sensitivity analyses, including the impact of climate change provided by management to understand the impact of changes in these critical assumptions. The Committee was satisfied with the assumptions used by the Group and also considered and reviewed the Group’s disclosures about its impairment testing. Restructuring accounting Restructuring cost recorded in 2022: €163 million During 2022, the Group commenced restructuring initiatives as part of the ongoing Accelerate Competitiveness programme aimed at improving productivity, network optimisation, and site rationalisation. The Committee was regularly updated by management on the nature of such initiatives and key assumptions underpinning the related provision in the financial statements. The Committee reviewed the Group's restructuring expense of €163 million as well as the restructuring provision balance of €137 million as at 31 December 2022, and continued to agree that it does not contain significant uncertainty. The Committee was satisfied with the appropriateness of the restructuring accounting during the year and the disclosures included in the financial statements. Other items impacting operating profit comparability Remaining items impacting operating profit comparability recorded in 2022: €111 million (credit) The Committee reviewed the remaining items impacting operating profit comparability for the year, primarily related to other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia and the collection of the insurance proceeds associated with the July 2021 European flooding events. The Committee was satisfied with the classification of the items impacting comparability as well as the related disclosures in the financial statements. Accounting area Key financial impacts Audit Committee considerations Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 114 Audit Committee report continued

External audit Effectiveness of the external audit process The Committee has responsibility and oversight of the Group’s relationship with its external auditor, Ernst & Young LLP (EY), and for assessing the effectiveness of the external audit process. EY was appointed as the external auditor in 2016 and the lead audit partner is Sarah Kokot, who was appointed following completion of the 2020 Audit. The Committee acknowledges the provisions contained in the UKCGC and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 in respect of audit tendering. In light of the factors, the Committee considers when making recommendations to the Board and based on their performance and knowledge of the business, the Committee believes that it is in the best interests of shareholders to continue to recommend EY as the external auditor and that a competitive tender process will be conducted no later than 2025. In 2022, the Committee agreed the approach and scope of the audit work to be undertaken by EY for the financial year. It also reviewed EY’s terms of engagement and agreed the appropriate level of fees payable in respect of audit and non-audit services. See details of the amounts paid to the external auditor in Note 18 to the consolidated financial statements on page 193. EY provided the Committee with regular reports on the status of the audit, its assessment of the agreed areas of audit focus and findings, and conclusions to date. In response to the Acquisition and COVID-19, EY had regular discussions with management to identify the potential business and financial risks for CCEP and ensure that correct accounting treatment was adopted in response. The Committee reviewed the experience and expertise of the audit team, the fulfilment of the agreed audit plan and any variations to it, feedback from the Group’s businesses and the contents of the external audit report. The Committee confirmed its satisfaction with the effectiveness of the external auditor. External auditor independence The continued independence of the external auditor is important for an effective audit. The Committee has developed and implemented policies that govern the use of the external audit firm for non-audit services and limit the nature of the non-audit work that may be undertaken. The external auditor may, only with pre-approval from the Committee, undertake specific work for which its expertise and knowledge of CCEP are important. It is precluded from undertaking any work that may compromise its independence or is otherwise prohibited by any law or regulation. The Committee received a statement of independence from EY in March 2023 confirming that, in its professional judgement, it is independent and has complied with the relevant ethical requirements regarding independence in the provision of its services. The report described EY’s arrangements to identify, manage and safeguard against conflicts of interest. The Committee reviewed the scope of the non-audit services proposed by EY during the year, to ensure there was no impairment of judgement or objectivity, and subsequently monitored the non-audit work performed to ensure it remained within the agreed policy guidelines. It also considered the extent of non-audit services provided to the Group. The Committee determined, based on its evaluation, that the external auditor was independent. Reappointment of the external auditor The Committee has responsibility for making a recommendation to the Board regarding the reappointment of the external auditor. Based on its continued satisfaction with the audit work performed to date and EY’s continued independence, the Committee has recommended to the Board, and the Board has approved, that EY be proposed for reappointment by shareholders as the Group’s external auditor at CCEP’s 2023 AGM. Internal audit The internal audit function provides an independent and objective assessment of the adequacy and effectiveness of the Group’s integrated internal control framework, which combines risk management, governance and compliance systems. The internal audit function reports directly to the Audit Committee and comprises approximately 30 full time, professional audit staff based in London, Berlin, Madrid, Sofia and Sydney, with a range of business expertise working across multiple disciplines. Effectiveness of the internal audit function At the start of the year, the Committee reviewed the internal audit plan for 2022 and agreed its scope, budget and resource requirements for the year. Through regular management reports containing key internal audit observations, proposed improvement measures and related timeframes agreed with management, the Committee monitored the effectiveness of the internal audit function against the approved internal audit plan. The Chief Audit Executive attended the scheduled meetings of the Committee during 2022 to raise any key matters with the Directors. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 115 Audit Committee report continued

Internal control and risk management The Group depends on robust internal controls and an effective risk management framework to successfully deliver its strategy. The Audit Committee is responsible for monitoring the adequacy and effectiveness of the Group’s internal control systems, which includes its compliance with relevant sections of the UKCGC and the requirements of SOX, specifically sections 302 and 404, as it applies to US FPIs. Effectiveness of the internal control and risk management systems Regular reports were presented to the Committee on the Group’s internal audit assessments of the adequacy and effectiveness of CCEP’s integrated internal control framework, risk management, governance and compliance functions. The Committee was asked to consider the internal control framework and the remediation of any identified control deficiencies during the year. In 2022, management undertook a top down enterprise risk assessment including business units and functions. This included an assessment of the Group’s risk appetite across identified enterprise risks, to gauge and promote alignment of risk appetite with CCEP’s long range plan. The Committee reviewed the findings, approved changes to the enterprise risk management assessments and concluded that management’s approach to risk and to risk appetite was satisfactory. The Group’s material controls were deemed to be designed and operating effectively during the year. Read more about the Board’s role in risk oversight of Principal risks on pages 64-71 and TCFD on pages 28-37 Raising concerns In each of our territories, we have established ways for our people to raise concerns in relation to possible wrongdoing in financial reporting, suspected misconduct, or other potential breaches of our CoC. These include options to seek advice from the line manager and/or raise a report through our internal Speak Up resources and/or our dedicated and confidential external Speak Up channels. The Committee is responsible for reviewing the adequacy and security of these arrangements and ensuring they allow appropriate follow up action. In accordance with our CoC, retaliation against anyone for making a genuine report, or for cooperating in an investigation, is prohibited. The Committee receives and considers reports from management regarding concerns raised by our people and provides the Board with key information for its consideration as appropriate. View our CoC at www.ccepcoke.online/code- of-conduct-policy Investigations into potential breaches of our CoC are overseen in each BU by the BUs CoC Committee, chaired by the BUs Vice President, Legal. All potential CoC breaches and corrective actions are overseen by the Group CoC committee, which is a sub committee of the Compliance and Risk Committee, a management committee chaired by the Chief Compliance Officer (CCO). The Group CoC Committee also: • Ensures that all reported breaches have been recorded, investigated in a timely manner and a conclusion reached • Evaluates trends • Ensures consistent application of the CoC across CCEP As required under the Spanish Criminal Code, the Iberia BU has an Ethics Committee formed of members of the Iberia BU leadership team. It is responsible for any ethics and compliance activities, including overseeing the local crime prevention model. It reports to the board of the Iberia BU and the CCO. There were no whistleblowing matters that required Audit Committee or Board attention in 2022. Dessi Temperley, Chairman of the Audit Committee 17 March 2023 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 116 Audit Committee report continued

“The Committee dedicated significant time to discussing the development of the updated This is Forward sustainability action plan to include API markets.” Mario Rotllant Sol&agrave;, Chairman of the ESG Committee Dear Shareholder I was appointed as ESG Committee Chairman during 2022 and I am delighted to present the ESG Committee report for 2022, especially as this is the first CCEP Integrated Report to include an ESG Committee report. This is Forward 2022 The Committee’s main focus during 2022 was the development of CCEP’s sustainability action plan, This is Forward, to incorporate API markets and to meet evolving stakeholder expectations. The objective was to set ambitious and easy- to-understand targets which were quantifiable and time bound, in alignment with TCCC. In addition to the inclusion of API markets, updates were also made to ID&E targets to broaden their focus beyond gender. We also updated our water targets to align with TCCC’s new global water strategy. In addition, a new society target was introduced to support TCCC’s focus on empowerment and skills. Further areas of This is Forward expansion have also been identified for the longer term. Sustainability priorities To support This is Forward, during the year, the Committee endorsed key priorities which will help to accelerate our actions, ensure delivery against our ambitious sustainability commitments and deliver the significant business transformation which will be required. Updating our Science Based Targets initiative (SBTi) During 2022, the Committee spent time considering CCEP’s science based emissions reduction targets for 2030 and 2040 to include API. The Committee also reviewed CCEP’s updated carbon inventory, including GHG emissions related to our business in API. The Committee agreed on two new targets which following Board approval, were subsequently submitted to the SBTi for their approval. The SBTi’s decision is awaited and expected by the end of 2023. Read more on our updated SBTi targets on page 29 Regulation The Committee also focused on reviewing the latest developments in sustainability reporting such as the European Commission’s proposal for regulation on human rights and environmental due diligence obligations, as well as packaging and packaging waste. Other The Committee also discussed and assessed how our future pack mix should evolve over the next decade and reviewed progress made on targets relating to renewable electricity, solar photovoltaic (PV) and our use of recycled PET (rPET). Terms of reference review In 2022, changes were made to the Committee’s terms of reference to better reflect current guidance and best practice and to clarify the remit of the activities by renaming the Committee the ESG Committee and approving a Remit Document. Committee effectiveness The Committee completed a questionnaire based exercise to assess its effectiveness during the year. The review determined that the Committee continued to operate effectively. Progress has been made to action outputs from the review. Mario Rotllant Sol&agrave;, Chairman of the ESG Committee 17 March 2023 Looking forward to 2023 • Focus on our new society goals to drive diversity and support 500,000 people facing barriers in the labour market by 2030 • Conduct a biodiversity and deforestation risk assessment • Continue to develop our carbon reduction roadmaps Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 117 ESG Committee Chairman’s letter

Membership Member since Mario Rotllant Sol&aacute; (Chairman) May 2022 Jan Bennink May 2019 Nathalie Gaveau January 2019 Mark Price May 2019 Brian Smith July 2020 ESG Committee role The key duties and responsibilities of the Committee are set out in its terms of reference. These are available at cocacolaep.com/about-us/ governance/committees. ESG activities in 2022 The Committee met five times in 2022 including a joint meeting with the Audit Committee. The main focus of the Committee was overseeing the work to update CCEP’s sustainability action plan, This is Forward, but it did consider other matters which are detailed below. Reporting and regulatory updates • Review of FY21 reporting and performance • Assurance of FY21 sustainability performance data and look ahead for FY22 assurance • During the joint meeting with the Audit Committee in October 2022, our approach to TCFD compliance and ESG assurance was discussed. There was a further joint meeting held in February 2023 to undertake a review of the TCFD statement and climate risk assessment. Read more on TCFD reporting on pages 28 - 37 • Updates included on: – EU proposed Directive on Corporate Sustainability Due Diligence – International Sustainability Standards Board (ISSB) – UK mandatory reporting requirements such as TCFD – EU packaging regulation Climate • Reviewing GHG emissions and reduction pathways for API • Discussion on science based emissions reduction targets to incorporate API including discussions on submission to SBTi • Update on renewable electricity and solar PV Packaging • Update on reusable packaging, future pack mix, plastic packaging and recycled PET • Sourcing strategy for packaging materials (e.g. rPET, aluminium) • Reusable packaging, packageless and TCCC’s global reusable packaging target Social • Approval of Modern Slavery Statement • CoC reporting compliance • Review and extension of societal goals as part of This is Forward Governance • Overview of the Committee's sustainability priorities including: – Decarbonisation and carbon reduction roadmap – Carbon offset and removal strategy – Accelerated focus on 100% collection • Committee Terms of reference and remit review, including the addition of compliance matters to the scope of the Committee • Review of Committee effectiveness Other • Update on the role of CCEP Ventures in supporting This is Forward sustainability action plan and CCEP’s long-term Net Zero 2040 target • TCCC’s approach to consumer-focused sustainability marketing and communications Mario Rotllant Sol&agrave;, Chairman of the ESG Committee 17 March 2023 Above: CCEP New Zealand adopted Meridian Energy’s 100% Certified Renewable Energy product in 2022 which verifies that the electricity it consumes from the national grid will be matched on an annual basis with electricity produced from Meridian Energy’s certified hydro stations and wind farms. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 118 ESG Committee report

“Our remuneration policy continues to deliver on our key objectives and no fundamental changes to the remuneration policy are proposed.” John Bryant, Chairman of the Remuneration Committee Dear Shareholder On behalf of the Board, I am pleased to present the Directors’ remuneration report for CCEP for the year ended 31 December 2022. This includes our broadly unchanged remuneration policy (pages 122-129), which shareholders are asked to approve at our 2023 AGM. We have also set out our Annual report on remuneration (ARR) (pages 130-140), which outlines how we implemented the policy during 2022 and how we intend to do so in 2023. This will be subject to an advisory vote at our 2023 AGM. I am also pleased to introduce myself as the new chairman of CCEP’s Remuneration Committee, having taken over from Christine Cross with effect from December 2022. As part of our handover, we have worked closely together and with the rest of the Remuneration Committee in reviewing our current remuneration policy. I would like to thank Christine for her valuable contribution in chairing the Remuneration Committee and remaining as a member of the Committee until she steps down from the Board at the 2023 AGM. Revised remuneration policy During the year we undertook a full review of our remuneration policy, including considering how any revised policy would be implemented for 2023, to ensure that it remains aligned with our key objectives of being: • Focused on delivering our business strategy • Simple, transparent and aligning the interests of management and shareholders • Based on variable remuneration which is performance-related against stretching targets • Able to be cascaded through the organisation and applicable to the wider workforce • Able to support the recruitment, development and retention of top talent As part of this process, we engaged with our largest 15 shareholders and representative bodies who did not raise any major concerns with our current policy. After due consideration, the Committee determined that the current remuneration policy continues to deliver on our key objectives and remains aligned with our shareholders’ interests and best practice. On this basis we are not intending to make any significant changes to the remuneration policy or how the policy will be implemented for 2023. However, minor wording changes have been made to ensure the remuneration policy accurately reflects current practice. Alongside seeking approval for the remuneration policy, we will also be seeking approval for the revised Long-Term Incentive Pan (LTIP) Rules at the AGM in May 2023. No material changes to the operation of the LTIP are proposed, however, the current rules are due to expire shortly and we are taking this opportunity to ensure the rules reflect latest market and best practice, and will support operation of the Plan for the 10 year life of the Rules. We are confident that the revised policy will continue to provide a remuneration framework for the next three years that supports the business to meet its objectives in a manner which is aligned with good governance. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 119 Statement from the Remuneration Committee Chairman

Remuneration outcomes for 2022 Annual bonus The strong overall business performance outlined in the Strategic Report has been reflected through the annual bonus with performance against all three financial metrics being above target. Revenue and comparable operating profit increased year on year by 26.0% and 20.5% respectively. This, alongside strong free cash flow generation, has resulted in an overall Business Performance Factor (BPF) of 172% of target being achieved. The strong business performance is also a reflection of the exceptional leadership of the CEO throughout 2022, which resulted in a maximum Individual Performance Factor (IPF) of 1.2x being awarded to him. The final bonus payment to the CEO was 86% of maximum. Further details are provided on pages 130-131 of the ARR. 2020 Long-Term Incentive Plan The 2020 LTIP award, granted in March 2020, was subject to earnings per share (EPS), return on invested capital (ROIC) and CO2e reduction performance targets over the three year period to 31 December 2022. Around 260 senior executives and management participated in the scheme, including the CEO. Following the Acquisition in 2021, revised targets for the combined business were set in September 2021 and were fully disclosed in last year’s remuneration report. Performance over the last three years has been strong, resulting in an overall formulaic vesting level of 2.0x target. In assessing the formulaic vesting outcome, the Committee also undertook a holistic assessment of overall performance over the three year period to determine whether the formulaic outcome was an appropriate vesting level for all participants and reflected underlying Company performance. The Committee took into account a wide range of performance reference points including financial performance, returns to shareholders, the wider stakeholder experience, and our sustainability achievements (as disclosed in detail on page 132 of the ARR). As a result of the assessment, the Committee determined the overall performance of the business to be strong, but considered it appropriate to apply downwards discretion in respect of the final vesting level for the CO2e reduction measure and cap this at target. This reduced the overall vesting level to 1.85x target, and the Committee believes this to be a fair reflection of overall performance. This is estimated to have a final vesting value for the CEO of £6.7 million. Over a third (£2.1 million) of the value of this award is a result of strong share price growth over the period, which has delivered more than £8 billion of value to shareholders. Implementation of remuneration policy in 2023 The Committee considers that our overall remuneration framework remains fit for purpose and, subject to shareholder approval at the 2023 AGM, will implement our broadly unchanged remuneration policy for 2023 on the same basis as for 2022 (see pages 122-129 for further details). The Committee has approved a 2.0% salary increase for the CEO, effective 1 April 2023, which is significantly lower than the 6% merit increase for the wider GB workforce. The structure of the 2023 annual bonus will be unchanged from last year, with the business performance element being based on stretching performance targets for operating profit, revenue and operating free cash flow. For the CEO, his individual element will be assessed against objectives aligned to the key strategic areas of focus of the business, which include: market share, competitiveness, and inclusion, diversity & equity. See page 138 of the ARR for further detail. The 2023 LTIP award will continue to be based on a mix of EPS, ROIC, and CO2e reduction. The financial targets have been set at stretching levels taking into account both our long-term plan and external forecasts. Following the end of the performance period, LTIP awards will be subject to an additional two year holding period. Looking ahead We intend for our new remuneration policy to remain in place for the next three years. However, we will continue to engage with shareholders to ensure we are implementing the policy in a way which is aligned with both good governance and commercial best practice. Our remuneration policy and outcomes reflect a strong emphasis on performance-related pay, aligned to shareholder interests and our strategic aims. I hope we continue to receive your support in respect of our revised policy and ARR at our forthcoming AGM in May 2023. John Bryant, Chairman of the Remuneration Committee 17 March 2023 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 120 Statement from the Remuneration Committee Chairman continued

Overview of 2022 remuneration performance Overview of 2023 CEO remuneration framework CCEP share price(A) (US$) Annual bonus outcomes Reported long-term KPIs Fixed pay Annual bonus LTIP 65 60 55 50 45 40 31 Dec 2021 31 Dec 2022 (A) NASDAQ listing 2022 CEO single figure CEO shareholding £1.4m (12%) £3.7m (31%) £6.7m (57%) As at 31 Dec 2022 1,500% of salary Target 300% of salary Fixed pay 2022 Total value Current shareholding Annual bonus £11.8m Shareholding requirement LTIP (B) Comparable EPS and ROIC are non-GAAP performance measures. Refer to ‘Note regarding the presentation of pro forma financial information and alternative performance measures’ on pages 74-75 for the definition of our non-GAAP performance measures and to pages 75-85 for a reconciliation of reported to comparable results. Operating profit 1.45x target Operating free cash flow X . 1.97x target Revenue X . 2.00x target Bonus pay out = 86% of maximum (Including IPF of 1.2x) Comparable EPS(B) 2020 1.80 2021 2.83 2022 3.39 ROIC(B) 2020 7.6% 2021 9.2% 2022 9.1% CO2e reduction per litre 2022 15.3% (Europe reduction 2019-2022) Base salary 2.0% increase for 2023 £1.24m Benefits • Car allowance • Private medical • School fees • Financial planning Pension Cash in lieu aligned to wider workforce £26k All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets for 2023 refer to those measures that are defined within the ARR Read more in the Annual report on remuneration from page 130 1 2 3 1 Revenue 30% 2 Operating profit 50% 3 Operating free cash flow 20% 0x–1.2x Individual multiplier 150% 360% Target Maximum 1 2 3 1 ROIC 42.5% 2 EPS 42.5% 3 Reduction in CO2e 15% 250% 500% Target Maximum Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 121 Remuneration at a glance

Our current remuneration policy was approved by shareholders at the AGM on 27 May 2020. As required under Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), shareholders will be asked to approve a new remuneration policy at our AGM in May 2023. It is intended that the new remuneration policy will apply for the next three years with effect from the date of the AGM. During 2022, the Remuneration Committee reviewed the remuneration policy to ensure that it continues to be: • Focused on delivering our business strategy • Simple, transparent and aligning the interests of management and shareholders • Based on variable remuneration which is performance-related against stretching targets • Able to be cascaded through the organisation and applicable to the wider workforce • Able to support the recruitment, development and retention of top talent The Remuneration Committee consulted with our largest shareholders and their representative bodies on the remuneration policy and took any feedback into account when finalising the new remuneration policy. Based on this review, the Remuneration Committee determined that the current remuneration framework continues to meet the objectives set out above and so no significant changes to the remuneration policy have been made. However, minor wording changes have been made to ensure the remuneration policy accurately reflects current practice. As part of its review, the Remuneration Committee addressed the following principles, as recommended in the revised 2018 UKCGC. Clarity Our remuneration policy is designed to allow our remuneration arrangements to be structured such that they clearly support, in a sustainable way, our financial objectives and strategic priorities. The Remuneration Committee remains committed to reporting on our remuneration practices in a transparent, balanced and understandable way. Simplicity The Remuneration Committee recognises the importance of simplicity. This is embedded in the new remuneration policy through its three main elements: • Fixed: comprising base salary, benefits (e.g. private medical insurance) and a pension which is aligned to that offered to the local workforce • Short-term: an annual performance-related bonus that incentivises and rewards the delivery of a balanced selection of financial and non-financial targets over the financial year • LTIP: incentivises performance over a three year period, promoting long-term sustainable value creation. It is delivered in Shares, which are subject to a two year post-vesting holding period. Risk The Remuneration Committee ensures that our remuneration arrangements remain aligned with the business’ risk appetite, policies and systems, as well as its strategy. Awards under the variable incentive plans are subject to a wide range of malus and clawback provisions, while the two year post-vesting holding period for LTIP awards strengthens the alignment of Executive Director pay with shareholders’ interests. The CEO is required to build up a shareholding of 300% of salary in Shares which must be retained for one year post-employment. This provides further alignment with long-term shareholder interests. The Remuneration Committee has discretion to adjust the formulaic outcome of incentive arrangements, taking into account all relevant factors, to further mitigate the risk of incentives vesting in inappropriate circumstances. Predictability The scenario charts on page 125 show the possible reward outcomes in a variety of performance scenarios. These charts include a scenario whereby the Company’s share price increases by 50% over the three year LTIP performance period. Proportionality Over 75% of an Executive Director’s package is performance based, with measures and targets designed to be appropriately stretching, providing a clear link to the delivery of short-term and long-term shareholder value. The measures are intended to be balanced to ensure that the relevant aspects of an Executive Director’s performance is covered. The use of discretion ensures that performance outcomes can be considered in the context of underlying performance. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 122 Remuneration policy

Alignment to culture CCEP has an entrepreneurial culture that drives it to move quickly, has a passion for growth and a commitment to our customers. Acting with integrity and accountability underpins this. The remuneration policy is designed to be aligned with this culture, with balanced and stretching short-term and long-term performance measures and targets, complemented by malus and clawback and discretionary overrides. In combination, these will enable the Remuneration Committee to ensure that executive remuneration is appropriate from a cultural perspective. The Remuneration Committee considers a number of wider workforce themes as part of its annual cycle, including workforce demographics, engagement levels and diversity. We encourage our employees to participate in all employee share schemes. In 2022, we introduced the new ESPP across the whole of CCEP, strengthening our commitment to create an ownership mindset among the workforce. The following sections set out our new remuneration policy. Policy table for Executive Directors The table below summarises each element of the remuneration policy for Executive Directors and any other individual who is required to be treated as an Executive Director under the applicable regulations, with further details set out after the table. Currently, the CEO is the only Executive Director. Base salary No material change to previous policy Purpose and link to strategy • Core element of remuneration used to provide competitive level of fixed salary for Executive Directors of the calibre required for the long-term success of the business. Operation • Paid in cash and pensionable. • Typically reviewed annually. • In reviewing salaries, consideration is given to a number of internal and external factors including business and individual performance, role, responsibilities, scope, market positioning, rate relative to other internal pay bands to ensure succession pay headroom, inflation and colleague pay increases. Opportunity • While there is no prescribed formulaic maximum, annual increases will normally take into account the overall business performance and the level of increase awarded to the general relevant workforce. • Where the Remuneration Committee considers it necessary and appropriate, larger increases may be awarded in individual circumstances, such as a change in scope or responsibility or where a new Executive Director is appointed at a lower than market rate and the salary is realigned over time as the individual gains experience in the role. Salary adjustments may also reflect wider market conditions, for example in the geography in which the individual operates. Performance conditions • None, although individual performance will be taken into account when determining the appropriateness of base salary increases, if any. Benefits No material change to previous policy Purpose and link to strategy • Competitive and market aligned benefits for Executive Directors of the calibre required. Operation • A range of benefits may be provided, including, but not limited to, the provision of a company car or car allowance, the use of a driver, financial planning and tax advice, private medical insurance, medical check ups, personal life and accident assurance and long-term disability insurance. Other benefits may be provided if considered appropriate to remain in line with market practice. • Expenses incurred in the performance of executive duties (including occasional expenses associated with spouse accompanying the Executive Director on business travel or functions as required) for CCEP may be reimbursed or paid for directly by CCEP, as appropriate, including any tax due on the benefits. • CCEP may also meet certain mobility costs, such as relocation support, housing and education allowances and tax equalisation payments. • Executive Directors are eligible to participate in all employee share plans on the same basis and with the same vesting period as other employees. Opportunity • The value of benefits provided will be reasonable in the context of relevant market practice for comparable roles and taking into account any individual circumstances (e.g. relocation). It is not possible to state a maximum for all benefits as some will depend on individual circumstances (e.g. private medical insurance) and some may depend on family circumstances (e.g. relocation/housing/schooling allowances). • The Remuneration Committee keeps the level of benefit provision under review. • Participation in all employee share plans on the same basis as other employees up to the statutory limits . Performance conditions • None Pension No material change to previous policy Purpose and link to strategy • Provides an income for Executive Directors following their retirement in arrangements consistent with those offered to other employees in the relevant location. Operation • Executive Directors can participate in the same plan as other local employees and on the same basis. CCEP reserves the right to amend a pension arrangement for Executive Directors over the life of this remuneration policy to reflect changes to the broader employee arrangements. Opportunity • The current CEO can participate in the UK Defined Contribution pension plan or can opt out and receive a partial cash alternative on the same basis as other employees in GB. • The current maximum annual employer contribution, inclusive of employer social security costs, is £30,000. Performance conditions • None Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 123 Remuneration policy continued

Annual bonus No material change to previous policy Purpose and link to strategy • To incentivise the delivery of the business plan on an annual basis, and reward performance against key indicators which are critical to the delivery of the strategy. Operation • Performance is measured over one year, with the bonus normally payable fully in cash after year end, with no deferral. • The bonus is based on a combination of a Business Performance Factor (BPF) and an Individual Performance Factor (IPF). • The Remuneration Committee may exercise its discretion to adjust the formulaic outcome of the bonus up or down (subject to the maximum bonus opportunity set out below) taking into account all relevant factors, including but not limited to: underlying business performance, individual performance and wider business circumstances. • The Remuneration Committee has the ability to apply both malus and clawback provisions to bonuses. Opportunity • Target bonus is 150% of base salary. • The bonus is calculated by multiplying the target bonus by a BPF (with a range of 0–200%) and an IPF (with a range of 0–120%). • The maximum bonus opportunity is 360% of salary. • 25% of the target BPF (37.5% of salary) is payable for threshold business performance. The threshold for the IPF is 0% of maximum. Performance conditions • Business and individual performance measures, weightings and targets are set annually to align with the strategic plan, with the majority of the annual bonus being based on financial performance measures. • The Remuneration Committee ensures that targets are appropriately stretching in the context of the strategic plan and that there is an appropriate balance between incentivising Executive Directors (i) to meet financial targets for the year and (ii) to deliver specific non-financial goals. This balance allows the Remuneration Committee to reward performance effectively against the key elements of the strategy. • Each year, the annual performance targets set in the prior year are published in the ARR (unless considered commercially sensitive). • The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate. LTIP No material change to previous policy Purpose and link to strategy • Recognises and rewards delivery of Group performance over the longer term and delivered in Shares to provide alignment with shareholder interests. Operation • Awards of conditional Shares (or equivalent) with vesting dependent on performance measured over at least three financial years. • Shares acquired on vesting of an award (post-tax) are subject to an additional two year holding period following the vesting date. • Dividends (or equivalents) may accrue during the vesting period on Shares that vest and be paid in cash or Shares at vesting. The Group’s current practice is to pay in cash. • The Remuneration Committee has the ability to apply both malus and clawback provisions to awards. • The Remuneration Committee may exercise its discretion to adjust the formulaic vesting outcome up or down (subject to the maximum LTIP opportunity set out below) taking into account all relevant factors, including but not limited to: underlying business performance, individual performance and wider business circumstances. Opportunity • The maximum annual award is 500% of salary. • For threshold levels of performance, 12.5% of the maximum award vests. Performance conditions • The Remuneration Committee will align the performance measures under the LTIP with the long-term strategy of the Group with measures focused on delivering sustainable value creation. • Prior to each grant, the Remuneration Committee will select performance measures and weightings and determine targets. Performance measures may be financial, non-financial, share price based, strategic, or determined on any other basis that the Remuneration Committee considers appropriate reflecting strategic priorities. • Currently, the performance measures used are EPS,, ROIC, and CO2e reduction. Targets are intended to be set at appropriately stretching levels of performance in the context of the strategic plan. • The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate, although it would only do so following consultation with major shareholders. . Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 124 Remuneration policy continued

Illustration of the application of the remuneration policy The Remuneration Committee considers the level of remuneration that may be received under different performance outcomes to ensure that this is appropriate in the context of the performance delivered and the value added for shareholders. Below threshold 100% £1.40m Fixed pay Bonus LTIP Target 22% 29% 49% £6.37m Maximum 12% 37% 51% £12.08m Maximum (including 50% share price appreciation) 9% 29% 62% £15.18m £0m £3m £6m £9m £12m £15m The chart above provides illustrative values of the remuneration package for the CEO in 2023 under four assumed performance scenarios. Assumed performance Assumptions Fixed pay All scenarios • Base salary of £1,241,440 effective from 1 April 2023 • Pension allowance of £26,000 • Benefits – assumed £135,000, which is the value received in 2022 Variable pay Below threshold • No pay out under the annual bonus plan • No vesting under the LTIP • No share price growth assumed Target performance • Target annual bonus, representing 150% of base salary • Target LTIP(A) award, representing 250% of base salary • No share price growth assumed Maximum performance • Maximum annual bonus, representing 360% of base salary • Maximum LTIP(A) award, representing 500% of base salary • No share price growth assumed Maximum performance including 50% share price growth • As above for maximum performance but includes share price appreciation in respect of the LTIP(A) of 50% during the performance period (A) LTIP awards may accrue dividend equivalents but the potential value of these has not been included in the analysis above. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 125 Remuneration policy continued

Share ownership guidelines The CEO is required to hold 300% of their base salary in Company Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (post-tax) must be retained. The guideline continues to apply for one year following termination of employment. Malus and clawback The Remuneration Committee has the ability to operate malus and clawback under the annual bonus and LTIP. This provides the Remuneration Committee with the ability to restrict or reclaim payments to Executive Directors in circumstances where it would be appropriate to do so. The circumstances in which the malus and clawback provisions may be invoked are: Actions/conduct of individual • Dismissal for cause • Misbehaviour • Conduct resulting in significant loss • Failure to meet appropriate standards of fitness and propriety • Behaviour which significantly contributes to reputational damage for CCEP Risk • Material failure of risk management Financial accounts • Material misstatement in the audited consolidated accounts • Error in the determination of the vesting of an award (subject to clawback only) Regulatory requirement • Any recovery requirement in line with applicable regulations In such circumstances, where the Remuneration Committee considers it appropriate, it may apply the provisions set out below: Annual bonus • Malus may be applied during the performance period to reduce (including to nil) the annual bonus pay out. • Clawback may be applied for up to two years post-payment of the bonus, to recover some (or all) of any amount paid out. LTIP • Malus may be applied before the vesting of an award to reduce (including to nil) the level of vesting of the award. • Clawback may be applied for up to two years post-vesting of the award, to recover an amount in cash or Shares relating to the value of any award already delivered. Alternatively, an existing award may be reduced by the same amount. External appointments Executive Directors are permitted to hold one external appointment with the prior consent of the Board. Any fees may be retained by the individual. At the time that this policy will come into operation the current CEO is not expected to have such external appointments. Consideration of wider employee pay and conditions The Remuneration Committee receives an annual report in respect of wider workforce remuneration, covering topics such as workforce demographics, engagement, pay and reward policies, culture and behaviours initiatives, and diversity initiatives. This information was considered when the remuneration policy was reviewed. It is also considered when the Remuneration Committee decides how it should implement the policy each year. The Remuneration Committee considers, in particular, the budgeted salary increases for the broader relevant employee population when determining how to implement the remuneration policy for Executive Directors in any year. It is expected that future salary increases for Executive Directors will be no more than the general all-employee increase in the country where they are based, except in exceptional circumstances, such as where a recently appointed Executive Director’s salary is increased to reflect his or her growth in the role over time or where significant additional responsibilities are added to the role. The annual bonus metrics and related targets for Executive Directors are aligned with those of senior management and are cascaded through the organisation, adjusted in some cases for local market context. The performance metrics for LTIP awards are normally the same for all participants. Executive Directors may participate in all employee share plans on the same basis as other employees. The Remuneration Committee does not consult directly with employees as part of the process of setting the policy. Scope of remuneration policy The Remuneration Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretion available to it in connection with such payments) notwithstanding that they are not in line with the remuneration policy set out above when the terms of the payments were agreed: (1) before the AGM on 22 June 2017 (the date our first shareholder approved Directors’ remuneration policy came into effect); (2) before the remuneration policy set out above comes into effect, provided that the terms of the payment were consistent with the shareholder approved remuneration policy in force at the time they were agreed; or (3) at a time when the relevant individual was not a Director of CCEP (or other person to whom this remuneration policy applies) and, in the opinion of the Remuneration Committee, the payment was not in consideration for the individual becoming a Director (or other such person) of the Company. For these purposes "payments” includes the Remuneration Committee satisfying awards of variable remuneration. Awards under the LTIP are subject to the plan rules under which the awards were granted. The Remuneration Committee may adjust or amend awards in accordance with the provisions of the plan rules and as outlined elsewhere in this report. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 126 Remuneration policy continued

In the event of any variation of the Company’s share capital, demerger, delisting, or other event which may affect the value of awards, the Remuneration Committee may adjust or amend the terms of awards in accordance with the rules of the plan. The Remuneration Committee may also make minor amendments to the remuneration policy set out in this report, without obtaining shareholder approval if they are required for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation. Recruitment policy The following table sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director and the approach to be adopted by the Remuneration Committee in respect of each component. Policy application • The Remuneration Committee’s approach when considering the overall remuneration arrangements on the recruitment of an Executive Director from an external party is to take account of the Executive Director’s remuneration package in their prior role, the market positioning of the remuneration package, and not to pay more than necessary to facilitate the recruitment of the individual. • Where an Executive Director is appointed from within the business, in addition to considering the matters detailed above for external candidates, our normal policy is that any legacy arrangements would be honoured in line with the original terms and conditions. • With the potential for internal succession planning in mind, CCEP will strive for alignment, where appropriate, between the approach taken at the Executive Director level and at other senior levels, ensuring that an appropriate pay progression is in place, thus facilitating talent development and succession planning. Fixed elements • Salary levels drive other elements of the package and would therefore be set at a level which is competitive, but no more than necessary. • The Executive Director would be eligible to participate in any benefit and/or pension arrangements which were operated for Executive Directors at the time, in accordance with the terms and conditions of such arrangements. These will align with the arrangements provided for the wider workforce. • The Company may meet certain mobility costs as required, including, for example, relocation support, expatriate allowances, temporary living and transportation expenses in line with the prevailing mobility policy and practice for senior executives. Element Policy and operation Annual bonus • The individual will be eligible to participate in the annual bonus plan, in accordance with the rules and terms of the plan in operation at the time. • The maximum level of opportunity will be no greater than that set out in the Policy table above (i.e. 360% of base salary). Long-term incentives • The individual will be eligible to participate in the LTIP, in accordance with the rules and terms of the plan in operation at the time. The maximum level of opportunity will be no greater than that set out in the Policy table above (i.e. 500% of base salary). Buy out awards • The Remuneration Committee will consider what buy out awards (if any) are necessary to facilitate the recruitment of a new Executive Director. This includes an assessment of the awards forfeited on leaving their current employer. In determining the quantum and structure of these commitments, the Remuneration Committee will seek to provide no more than the equivalent value and replicate, as far as practicable, the form, timing and performance requirements of the awards forfeited. Buy out share awards, if used, will be granted using the Company’s existing LTIP to the extent possible, although awards may also be granted outside this plan if necessary and as permitted under the Listing Rules. In the case of an internal hire, any outstanding awards made in relation to the previous role will be allowed to be paid out according to their original terms. If promotion is part way through the year, an additional top-up award may be made to bring the Executive Director’s opportunity to a level that is appropriate in the circumstances. Element Policy and operation Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 127 Remuneration policy continued

Service contracts and loss of office arrangements The Remuneration Committee’s policy on service contracts and termination arrangements for Executive Directors is set out below. On principle, it is the Remuneration Committee’s policy that there should be no element of reward for failure. The Remuneration Committee’s approach when considering payments in the event of a loss of office is to take account of the individual circumstances including the reason for the loss of office, Group and individual performance, contractual obligations of both parties as well as statutory requirements, share and pension plan rules. The key employment terms and conditions of the current Executive Directors, as stipulated in their service contracts, are set out below: Notice period • Executive Directors are employed on a rolling service contract which provides for a notice period of 12 months from the Company and 12 months from the individual. • New Executive Directors will be appointed on rolling service contracts with a notice period of not more than 12 months for both the Group and the individual. • The Remuneration Committee considers this policy provides an appropriate balance between the need to retain the services of key individuals for the benefit of the business and the need to limit the potential liabilities of the Group in the event of termination. Contractual payments • The standard Executive Director service contract does not confer any right to additional payments in the event of termination though it does reserve the right for the Group to impose garden leave on the Executive Director during any notice period. In the event of redundancy, benefits would be paid according to the Company’s GB redundancy policy prevailing at that time. Overall Policy and operation Annual bonus • Executive Directors may be eligible for a pro rata bonus for the period served, subject to performance. • No bonus will be paid in the event of gross misconduct. Long-term incentives • The treatment of unvested long-term incentive awards is governed by the rules of the plan. • Guidelines for normal treatment under the LTIP: – Resignation or termination for cause: the award is forfeited. – Death, ill-health, injury or disability: the award will normally vest in full. – Redundancy or other involuntary termination: the award will normally vest on the original vesting date, pro-rated for time served, and subject to performance conditions. – Good leaver: the Remuneration Committee may determine that a participant who ceases employment for any other reason (e.g. retirement, departure by mutual agreement) be treated as a ‘good leaver’ in which case the award will normally vest on the original vesting date, pro-rated for time served and subject to performance conditions. – Change of control: the award normally vests pro-rated for time served and subject to performance conditions. Alternatively, the award may be exchanged for awards in the acquiring company. – Vested LTIP awards still subject to a holding period will normally be released from the holding period in line with the usual timescales. • The Committee has discretion under the rules of the plan to disapply time pro-ration, or accelerate the vest date of awards for certain leaver scenarios, e.g. in the event of a good leaver or certain change of control events. • LTIP awards for participants who leave the Group to join TCCC or a franchise company of TCCC may continue to vest under the original terms. Alternatively should the awards lapse they may receive a cash payment in lieu. The cash payment will normally be equal to the value of the Shares they would have received, paid at the time they would have received them. Overall Policy and operation The cost of legal fees spent on reviewing a settlement agreement on departure, or other professional fees and settlement of any legal obligations or claims by a director, may be provided where appropriate. The Company also reserves the right to pay for outplacement services as appropriate. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 128 Remuneration policy continued

Policy table for NEDs The table below summarises the remuneration policy for NEDs. Operation • NEDs and the Chairman receive a basic fee in respect of their Board duties. • Further fees may be paid for specific committees or other Board duties. • Fees are set at a level which is considered appropriate to attract and retain the calibre of individual required by the Company. Fees will be reviewed and may be increased periodically. • Annual fees are set in UK sterling and may be received in alternative currencies at the election of the NED, using the applicable spot rate. • The Chairman and NEDs are not eligible for incentive awards or pensions. • Expenses incurred in the performance of non-executive duties (including occasional expenses associated with spouse accompanying the Chairman or NED on business travel or functions as required) for the Company may be reimbursed or paid for directly by CCEP, as appropriate, including any tax due on the benefits. • Additional small benefits may be provided. Opportunity • The Articles provide that the total aggregate remuneration paid to the Non-executive Chairman and the NEDs will be within the limits set by shareholders. Purpose and link to strategy • To attract and retain high calibre individuals by offering market competitive fee arrangements. The NEDs, including the Chairman of the Board, do not have service contracts, but have letters of appointment. NEDs and the Chairman of the Board are not entitled to compensation on leaving the Board. The election and re-election of Directors in accordance with the Shareholders’ Agreement and Articles of Association is described on page 106 of the Corporate governance report Consideration of shareholder views The Remuneration Committee recognises the importance of building and maintaining a good relationship with shareholders. The Remuneration Committee engaged with the Company’s largest shareholders and their representative bodies in early 2023 in respect of the renewal of our remuneration policy, however no major concerns were raised with the policy proposed. In future, the Remuneration Committee will continue to monitor shareholder views when evaluating and setting ongoing remuneration strategy, and will consult with shareholders prior to any significant changes to our remuneration policy. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 129 Remuneration policy continued

Remuneration outcomes for 2022 The following pages set out details of the remuneration received by Directors for the financial year ending 31 December 2022. Prior year figures have also been shown. Audited sections of the report have been identified. The Directors’ remuneration in 2022 was awarded in line with the remuneration policy which was approved by shareholders at the AGM in May 2020. Single figure table for Executive Directors (audited) Individual Year Salary (£000) Taxable benefits (£000) Pension (£000) Fixed pay (£000) Annual bonus (£000) Long-term incentives (£000) Variable remuneration (£000) Total remuneration (£000) Damian Gammell 2022 1,208 135 26 1,369 3,730 6,720(A) 10,450 11,819 2021 1,179 134 26 1,339 3,567 2,766 6,333 7,672 (A) Estimated value based on three-month average share price and exchange rate to 31 December 2022 of US$50.19 (£42.81) and includes £533,000 cash payment in respect of dividend equivalents to be paid on the vested Shares. Number will be restated in next year’s single figure table to show the final value on the vesting date of 17 March 2023. Around £2,124,000 of the vest value is attributable to share price appreciation. Notes to the single figure table for Executive Directors (audited) Base salary Damian Gammell received a salary increase of 3.25% from £1,178,787 to £1,217,098 effective from 1 April 2022. This increase was in line with the merit increase provided to the wider GB workforce of 3.25%. Taxable benefits During the year, Damian Gammell received the following main benefits: car allowance (£14,000), financial planning allowance (£10,000), schooling allowance (£75,000 net) and family private medical coverage (£8,000). Pension The pension provisions that apply to Damian Gammell are aligned to all other GB employees. Damian Gammell elected to receive a cash allowance in lieu of participation in the pension scheme. This equates to a payment of £30,000 from CCEP inclusive of employer National Insurance contributions (i.e. the actual benefit received by Damian Gammell is less than £30,000 per year). Annual bonus Overview of CCEP’s annual bonus design The 2022 CCEP annual bonus plan was designed to incentivise the delivery of the business strategy and comprised the following elements: Business Performance Factor (BPF) – provides alignment with our core objectives to deliver strong financial performance against our main financial performance indicators of operating profit (50%), revenue (30%) and operating free cash flow (20%). Individual Performance Factor (IPF) – individual objectives were also set for Damian Gammell focused on a number of areas which are aligned to key longer-term strategic objectives of the business. In line with the remuneration policy, Damian Gammell had a target bonus opportunity of 150% of salary. Actual payments range from zero to a maximum of 360% of salary depending on the extent to which business and individual performance measures were achieved. Target bonus BPF IPF Final bonus outcome (150% of base salary) (0x to 2.0x) (0x to 1.2x) (0% to 360% of base salary) 2022 annual bonus outcome – BPF Financial performance in 2022 has been strong, with performance for all three financial measures being above target. Performance targets Performance outcomes Measure Weighting Threshold (0.25x multiplier) Target (1x multiplier) Maximum (2x multiplier) Actual outcome Multiplier achieved Operating profit(A) 50% €1,868m €2,075m €2,241m €2,149m 1.45x Revenue(B) 30% €15,312m €16,052m €16,499m €17,271m 2.00x Operating free cash flow(C) 20% €1,958m €2,175m €2,349m €2,344m 1.97x Total 100% 1.72x (A) Comparable operating profit on a FX neutral basis at budget rates (B) Revenue on a FX neutral basis at budget rates (C) Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on a FX neutral basis at budget rates 2022 annual bonus outcome – IPF To determine an appropriate IPF, the Chairman of the Board assesses Damian Gammell’s performance against the individual performance objectives that were set at the start of the year. The outcome is then discussed with and recommended by the Committee for final approval by the Board. Damian Gammell once again provided exceptional leadership of the business during 2022 within a very challenging external environment. He delivered strongly against his individual objectives outlined below, and the Board determined that his IPF should be set at 1.2x for the year. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 130 Annual report on remuneration

Further details of some of the specific objectives, which link to our strategy pillars (Great people, Great service, Great beverages, Done sustainably) achieved are included in the table below: 2022 objectives Performance delivered Strategic objective Operating model review • Full review undertaken with initial roll out in API Volume and value share growth in sparkling • Non-alcoholic ready to drink and sparkling soft drinks volume and value share growth versus 2021 Senior management gender ratio • Senior management gender ratio in line with target to reach 2025 goal Safety and wellbeing culture • Group TIR of 0.87 • Delivery of safety and wellbeing programmes across CCEP, including integration of API Plan for plastics • Delivered ahead of plan for rPET. Group rPET usage of 48.5% (Europe 56.3%; API 26.9%). API integration • Delivery of long-term plan for API markets 2022 annual bonus outcome – calculation Based on the level of performance achieved, as set out above, this resulted in a cash bonus paid following the year end to Damian Gammell as follows: Target bonus BPF IPF Final bonus outcome (150% of base salary) (1.72x) (1.20x) (309% of salary) Link to strategy Great people Great service Great beverages Done sustainably Long-term incentives Awards vesting for performance in respect of 2022 The 2020 LTIP award was subject to EPS, ROIC and CO2e reduction performance targets measured over the three year performance period from 1 January 2020 to 31 December 2022. Following the Acquisition in 2021, revised targets for the combined business were set in September 2021 and were fully disclosed in last year’s remuneration report. The performance outcome is shown in the table below. Performance targets(D) Measure Weighting Threshold (25% vesting) Target (100% vesting) Maximum (200% vesting) Actual performance outcome Final vesting level EPS(A) 42.5% €2.96 €3.15 €3.34 €3.39 2.00x ROIC(B) 42.5% 8.2% 8.6% 9.1% 9.3% 2.00x CO2e reduction(C) 15% 6.0% per litre 8.0% per litre 10.0% per litre 15.3% per litre 2.00x(E) Total formulaic vesting level 2.00x Total vesting after discretion 1.85x (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales. (B) ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for brand sales and material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. (C) Target based on entire value chain in Europe. (D) Straight-line vesting between each vesting level shown. (E) Discretion applied to cap vesting level at 1.00x for the CO2e reduction measure. In assessing the formulaic vesting outcome of the 2020 LTIP, the Committee additionally undertook a holistic assessment of overall performance over the three year period to determine whether the formulaic outcome was an appropriate vesting level for all participants and reflected underlying Company performance. The Committee took into account a wide range of performance reference points, including financial performance, returns to shareholders, the stakeholder experience and our sustainability achievements, as described below. As a result of the assessment the Committee determined the overall performance of the business to be strong. However, the Committee considered it appropriate to apply downwards discretion in respect of the final vesting level for the CO2e reduction measure and cap this at target. This reduced the overall vesting level to 1.85x target, and the Committee believes this to be a fair reflection of overall performance. As the award does not vest until 17 March 2023 (the signing date of this report), the final value of the award has been estimated based on the average share price over the three-month period from 1 October 2022 to 31 December 2022 of US$50.19 (£42.81). This would result in a final pay out of around £6.7 million including the value of the cash payment to be received in respect of dividend equivalents accrued during the performance period (£533,000). As outlined in the Chairman’s letter, over £2.1 million of this value is as a result of the significant increase in share price over the three year vesting period, which has delivered over £8 billion of value to shareholders over the same period. The actual value on the vesting date will be reported in next year’s ARR. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 131 Annual report on remuneration continued

Overall business performance • NARTD value share growth over the performance period (2020 = +40 bps, 2021 = +40bps, and 2022 = +10bps). • Largest FMCG value creator in Europe, and largest NARTD value creator in Australia and New Zealand – created over €1.3 billion of value in 2022 for our customers in Europe, Australia and New Zealand. Across the three year performance period we created €2.4 billion for customers across our markets, by focusing on core brands, in-market execution and revenue growth management initiatives. • We committed to rebasing our cost base versus pre-pandemic levels. As a percent of revenue, our comparable operating expenses are lower now (FY22; 24%), not only compared to last year (FY21; 25%), but more importantly compared to 2019 (FY19; 26%). • Strong adjusted free cash flow generation of €1.8 billion in 2022, ahead of our recently raised annual medium-term objective of at least €1.7 billion. Shareholder experience • Share price performance – highest share price in history of Company of US$62.30 achieved during the performance period. Share price at vesting was around two thirds above the grant price. • Significant value delivered to shareholders through continued payment of dividends - FY22 dividend per share of €1.68, (+20.0% versus 2021), and cumulative dividends of €1.8 billion over the period, maintaining an annualised dividend pay-out ratio of approximately 50%. • Strong TSR growth – 16% growth over the three year period, which was between median and upper quartile performance versus FMCG peers and outperformed both the FTSE 100 (4%) and Euronext 100 (13%). • Total of over US$1.9 billion of value being delivered to shareholders over the three year performance period (€1.8 billion in dividends and €129 million in share buybacks). Successful acquisition and integration of CCL • Completed the Acquisition in May 2021 to become a truly global bottler, and solidify our position as the largest Coca-Cola bottler by revenue in the world. • First full year as Coca-Cola Europacific Partners, integration now well advanced with portfolio reorientation initiatives nearing completion and strong financial performance in 2022 (achieving both revenue and operating profit ahead of pre-pandemic levels). Continued delivery of our sustainability agenda • CCEP’s focus on long-term value creation and innovation positions sustainability at the heart of everything we do. Over the 2020 LTIP performance period we delivered the following in Europe: – Reduction in European total incident rate 2019–2022 from 1.45 to 1.04 – Approximately 30% GHG emissions reduction across our value chain since 2010 and 11.4% since 2019 – Reduction in water use ratio 2019–2022 from 1.60 to 1.57 – Achieved &gt;50% rPET target four years early in Europe, ending 2022 with an average of 56.3% PET used which is rPET Wider workforce and other stakeholder experiences • Our primary focus throughout the performance period, in the context of the global pandemic and macro geopolitical environment, was on the safety and wellbeing of our colleagues. This included emotional and mental wellbeing support through a COVID-19 support hub, an expanded Employee Assistance Programme, and a significant Mental Health First Aider programme to provide ongoing support to all employees. • In recognition of the rising cost of living, one-off payments were delivered in 2022 to our lowest paid colleagues in selected markets. • As disclosed in last year’s remuneration report, there was limited financial impact on all employees during the pandemic with continued frontline and group incentive payouts, limited use of government support schemes with a total value received of less than 0.2% of total employee expenditure, and continued salary increases for all employees in 2020 and for over 75% of employees in 2021. In 2022, we launched our Employee Share Purchase Plan for all our colleagues. • Focus on our communities – our staff in Europe volunteered 28,562 hours with a total of €12.2 million in community investment in Europe and API. Our Support my Cause initiative enables our people to nominate and support grassroots charitable and community causes. In 2022, we donated €270,000 to 38 local charities and community groups across our territories. In addition, we donated over €480,000 to support 135 grassroots charitable and community partnerships located close to our sites and offices. Following its success in Europe, we launched the programme in Indonesia and New Zealand in 2022. • Focus on our customers – we have an unrivalled customer coverage with whom we jointly create value, with more than €2 billion added to the FMCG industry since 2020. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 132 Annual report on remuneration continued

Awards granted in 2022 (audited) A conditional award of performance share units (PSUs) was granted under the CCEP LTIP to Damian Gammell on 10 March 2022, with a target value of 250% of salary in line with the remuneration policy. The performance measures were unchanged from the prior year and continued to align with the long-term strategy – EPS, ROIC and CO2e reduction. Given the significant market uncertainty caused by the geopolitical situation in March 2022, the targets were not set until September 2022. Targets were set at stretching levels and on the same basis as in prior years, taking into account both our long-term plan and external forecasts. Further details are set out below: Individual Date of award Maximum number of Shares under award Target number of Shares under award(A) Closing Share price at date of award Face value Performance period Normal vesting date Damian Gammell 10 Mar 2022 163,776 81,888 US$45.42 US$7,438,706 1 Jan 2022 – 31 Dec 2024 10 Mar 2025 (A) Number of Shares awarded calculated using 10 day average share price to the normal grant date (10 March 2022) of US$48.63. The vesting of awards is subject to the achievement of the following performance targets: Vesting level(D) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) EPS achieved in the final year of the performance period (FY 2024) 42.5% €3.19 €3.58 €3.85 ROIC(B) ROIC achieved in the final year of the performance period (FY 2024) 42.5% 8.8% 9.7% 10.4% CO2e reduction(C) Relative reduction in total value chain GHG emissions since 2021 (gCO2e/litre) 15% 6.0% per litre 8.0% per litre 10.0% per litre (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales and material non-cash equity accounting adjustments. Should there be share repurchases during the performance period, an adjustment will be made to neutralise for the impact of share repurchases and will be fully disclosed at the time of vesting. (B) ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for brand sales and material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. (C) Target based on entire value chain in Europe. The target will be adjusted to include our API markets once work is completed to amalgamate our calculations of GHG emissions across the entire business. (D) Straight-line vesting between each vesting level (shown). Any award vesting for the CEO will be subject to a two year post-vesting holding period. Historical TSR performance and CEO remuneration outcomes The chart below compares the TSR performance of CCEP from admission up until 31 December 2022 with the TSR of the Euronext 100, the FTSE 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as CCEP. 30 trading day average data: against S&P 500, Euronext 100 and FTSE 100 Total shareholder return data CCEP S&P 500 Euronext 100 FTSE 100 May 2016 Dec 2016 Dec 2017 Dec 2018 Dec 2019 Dec 2020 Dec 2021 Dec 2022 0 50 100 150 200 250 300 The following table summarises the historical CEO’s single figure of total remuneration and annual bonus pay out as a percentage of the maximum opportunity over this period: 2016(A) 2016(A) 2017 2018 2019 2020 2021 2022 John Brock Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell CEO single figure of remuneration (‘000) US$3,890 £27 £3,716 £3,821 £7,839 £5,513 £7,672 £11,819 Annual bonus pay out (as a % of maximum opportunity) 31.23% 40.6% 60.7% 63.1% 43.7% 35.3% 84.1% 85.8% LTI vesting (as a % of maximum opportunity) N/A N/A N/A N/A 59.0% 36.5% 45.0% 92.5% (A) The figures for 2016 are in respect of the period for which each individual served as CEO during the year. John Brock served as CEO from 29 May to 28 December 2016. Damian Gammell served as CEO from 29 December to 31 December 2016. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 133 Annual report on remuneration continued

Percentage change in CEO and Director remuneration The table below shows the percentage change in CEO and Director remuneration from 2021 to 2022 compared to the average percentage change in remuneration for all employees of the Parent Company, in line with the revised reporting regulations. 2022 2021 2020 Comparator Base salary/fee Taxable benefits(E) Annual bonus Base salary/fee Taxable benefits(E) Annual bonus Base salary/fee Taxable benefits(E) Annual bonus CEO 2.5% 0.7% 4.6% 0.4%(F) 0.0% 139.4% 2.0% 5.5% (17.5)% All employees 3.4% 0.6% 11.7% 1.7% 1.1% 139.9% 2.7% 0.2% (21.9)% Other Directors Sol Daurella 2.4% 200.0% n/a 0.0% 0.0% n/a 0.5% 0.0% n/a Manolo Arroyo(A) 71.9% n/a n/a n/a n/a n/a n/a n/a n/a Jan Bennink (7.8)% 200.0% n/a 0.0% 100.0% n/a 0.0% (66.7)% n/a John Bryant(B) 3.5% 125.0% n/a n/a n/a n/a n/a n/a n/a Jos&eacute; Ignacio Comenge S&aacute;nchez-Real 2.0% 125.0% n/a 0.0% 300.0% n/a 1.0% (80.0)% n/a Christine Cross 1.6% 80.0% n/a 0.0% 400.0% n/a (1.5)% (75.0)% n/a Nathalie Gaveau 6.5% 200.0% n/a 0.0% 0.0% n/a 0.0% (66.7)% n/a &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 2.4% 100.0% n/a 0.0% 100.0% n/a 0.0% (71.4)% n/a Thomas H. Johnson 2.7% 550.0% n/a 0.0% n/a n/a 3.5% (100.0)% n/a Dagmar Kollmann 16.8% 150.0% n/a 0.0% 300.0% n/a 71.2% (83.3)% n/a Alfonso L&iacute;bano Daurella 1.0% n/a n/a 0.0% n/a n/a 1.0% (100.0)% n/a Mark Price 5.8% 200.0% n/a 0.0% 0.0% n/a 71.7% (50.0)% n/a Mario Rotllant Sol&aacute; 14.3% 125.0% n/a 0.0% 300.0% n/a 1.0% (80.0)% n/a Brian Smith(C) 6.5% 500.0% n/a 109.1% n/a n/a n/a n/a n/a Dessi Temperley(D) 15.3% 150.0% n/a 69.0% n/a n/a n/a n/a n/a Garry Watts (7.5)% 50.0% n/a 0.0% n/a n/a 0.8% (100.0)% n/a (A) Appointed to the Board on 26 May 2021. (B) Appointed to the Board on 1 January 2021. (C) Appointed to the Board on 9 July 2020. (D) Appointed to the Board on 27 May 2020. (E) Reduction and increases in taxable benefits reflect the impact of travel restrictions across 2020, 2021 and 2022. (F) No increase was applied for 2021, but small increase reflects the 2020 salary increase applying only from 1 April 2020. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 134 Annual report on remuneration continued

Relative importance of spend on pay The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2021 and 2022, along with the percentage change of each. 2022 2021 % change Total employee expenditure €2,318m €2,016m 15.0% Dividends(A) €763m €638m 19.6% (A) There were no share buybacks in 2021 or 2022. CEO pay ratio The table below shows the ratio of the CEO’s single figure of remuneration for 2022 to the 25th percentile, median and 75th percentile total remuneration of full time equivalent GB employees. The ratio is heavily influenced by the fact that the CEO participates in the LTIP. If the LTIP is excluded from the calculation then the median ratio would be 74:1. The main reason for the increase in the ratio from 2020 to 2021, and 2021 to 2022 is the CEO’s increasing bonus and LTIP values in each year. Year Method 25th percentile ratio Median ratio 75th percentile ratio 2022 Option B 281:1(A) 171:1(B) 130:1(C) 2021 221:1 162:1 92:1 2020 175:1 105:1 83:1 2019 250:1 169:1 111:1 (A) The individual used in this calculation received total pay and benefits of £42,000 (of which £26,000 was salary). (B) The individual used in this calculation received total pay and benefits of £69,000 (of which £46,000 was salary). (C) The individual used in this calculation received total pay and benefits of £91,000 (of which £61,000 was salary). The Committee has chosen Option B (hourly gender pay gap information as at 5 April 2022) to determine the ratios, as that data was already available and provides a clear methodology to calculate full time equivalent earnings. No component of pay and benefits has been omitted for the purposes of the calculations. The Committee is satisfied that the individuals whose remuneration is used in the above calculations are reasonably representative of employees at the three percentile points, having also reviewed the remuneration for individuals immediately above and below each of these points and noted that the spread of ratios was acceptable. No adjustments were made to the three reference points selected. The Committee believes the median ratio is consistent with the pay and reward policies for CCEP’s GB employees. CCEP is committed to offering an attractive package for all employees. Salaries are set with reference to factors such as skills, experience and performance of the individual, as well as market competitiveness. All employees receive a wide range of employee benefits and a large number are eligible for an annual bonus. Our LTIP is designed to link remuneration to the delivery of long-term strategic objectives and therefore participation is typically offered to senior employees who have the ability to influence these outcomes. The 25th percentile, median and 75th percentile employees identified in the above calculation do not participate in the LTIP. As the CEO participates in the LTIP, the ratio will be influenced by vesting outcomes and will likely vary year on year. In consideration of these points, the Committee considers that the levels of remuneration are appropriate. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 135 Annual report on remuneration continued

Payments to past Directors (audited) There were no payments to past Directors during the year, other than those disclosed elsewhere in this report. Payments for loss of office (audited) There were no payments for loss of office during the year. Statement of Directors’ share ownership and share interests (audited) Interests of the CEO The CEO is required to hold 300% of their base salary in Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (after tax) must be retained. The guideline continues to apply for one year following termination of employment. Share ownership requirements and the number of Shares held by Damian Gammell are set out in the table below. Interests in Shares at 31 December 2022 Interests in share incentive schemes subject to performance conditions at 31 December 2022(A)(B)(C) Interests in share option schemes(A)(B) Share ownership requirement as a % of salary Share ownership as a % of salary achieved at 31 December 2022(D) Shareholding guideline met Damian Gammell(E) 399,323 469,446 324,643 300% 1,500% &uuml; (A) For further details of these interests, please refer to footnote (C) of the outstanding awards table below. (B) Do not count towards achievement of the share ownership guideline. (C) The CEO has no interests in share incentive schemes not subject to performance conditions at 31 December 2022. (D) The Remuneration Committee has simplified our share ownership policy to calculate shareholdings based on the prevailing share price and salary at 31 December 2022. (E) A further 144,544 shares will vest under the 2020 LTIP on 17 March 2023. Details of the CEO’s share awards are set out in the table below. Director and grant date Form of award Exercise price Number of Shares subject to awards at 31 December 2021 Granted during the year Vested during the year Exercised during the year Lapsed during the year Number of Shares subject to awards at 31 December 2022 End of performance period Vesting date Damian Gammell(A) 1 Mar 2019 PSU(B) N/A 156,008 – 70,204 N/A 85,804 – 31 Dec 2021 1 Mar 2022 17 Mar 2020 PSU(C)(D) N/A 156,264 – – N/A – 156,264 31 Dec 2022 17 Mar 2023 29 Sep 2021 PSU(C) N/A 149,406 – – N/A – 149,406 31 Dec 2023 15 Mar 2024 10 Mar 2022 PSU(C) N/A – 163,776 – N/A – 163,776 31 Dec 2024 10 Mar 2025 (A) In addition, the CEO has 324,643 vested but unexercised options with an expiry date of 5 November 2025 and an exercise price of US$39.00. No options were exercised by the CEO during the year. (B) The performance condition was satisfied at 45% of maximum on 31 December 2021. Award vested on 1 March 2022. (C) The number of Shares shown is the maximum number of Shares that may vest if the performance targets are met in full. (D) The 2020 PSU awards vested at 185% of target (144,544 shares) on 17 March 2023. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 136 Annual report on remuneration continued

Interests of other Directors (audited) The table below gives details of the Share interests of each NED either through direct ownership or connected persons. Interests in Shares at 31 December 2022 Sol Daurella(A)(B) 33,358,143 Manolo Arroyo – Jan Bennink 49,790 John Bryant 3,340 Jos&eacute; Ignacio Comenge S&aacute;nchez-Real(A) 7,836,065 Christine Cross – Nathalie Gaveau – &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar(A) 3,141,311 Thomas H. Johnson 14,000 Dagmar Kollmann – Alfonso L&iacute;bano Daurella(A) 6,696,072 Mark Price – Mario Rotllant Sol&aacute; – Brian Smith – Dessi Temperley – Garry Watts 10,000 (A) Shares held indirectly through Olive Partners. The number of Shares increased slightly during the year as a result of a reduction in Olive Partners’ share capital. (B) For the purposes of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), Sol Daurella (and her connected persons within the meaning of section 252 of the Companies Act) are deemed to be interested in the shares held by Olive by virtue of their indirect minority interest in Cobega S.A, which indirectly owns 57.4% of Olive. Dilution levels The terms of the Company’s share plans set limits on the number of newly issued Shares that may be issued to satisfy awards. In accordance with guidance from the Investment Association, these limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans. Single figure table for NEDs (audited) The following table sets out the total fees and taxable benefits received by the Chairman and NEDs for the year ended 31 December 2022. Prior year figures are also shown. 2022 (£’000) 2021 (£’000) Individual Base fee Chairman/ Committee fees Taxable benefits(A) Total fees Base fee Chairman/ Committee fees Taxable benefits(A) Total fees Sol Daurella 578 26 3 607 564 26 1 591 Manolo Arroyo(B) 84 26 8 118 49 15 0 64 Jan Bennink 84 34 12 130 82 46 4 132 John Bryant 84 33 9 126 82 31 4 117 Jos&eacute; Ignacio Comenge S&aacute;nchez- Real 84 16 9 109 82 16 4 102 Christine Cross 84 46 9 139 82 46 5 133 Nathalie Gaveau 84 14 3 101 82 10 1 93 &Aacute;lvaro G&oacute;mez- Tr&eacute;nor Aguilar 84 – 8 92 82 – 4 86 Thomas H. Johnson 116 37 13 166 113 36 2 151 Dagmar Kollmann 84 48 10 142 82 31 4 117 Alfonso L&iacute;bano Daurella 84 20 3 107 82 21 0 103 Mark Price 84 25 6 115 82 21 2 105 Mario Rotllant Sol&aacute; 84 28 9 121 82 16 4 102 Brian Smith 84 14 12 110 82 10 2 94 Dessi Temperley 84 29 10 123 82 16 4 102 Garry Watts 84 40 6 130 82 52 4 138 (A) Taxable benefits mainly relate to travel and accommodation costs in respect of attendance at Board meetings with FX rates used as at the date of the relevant meeting. Former director Irial Finnan received a taxable benefit in 2022 with a value of £5,000 in respect of attendance at a Board event delayed from 2021. (B) Appointed to the Board on 26 May 2021. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 137 Annual report on remuneration continued

Implementation of remuneration policy for 2023 Base salary Damian Gammell will receive a 2.0% salary increase effective 1 April 2023. This is lower than the average merit increase provided to the wider GB workforce of 6.0%. Individual 2022 salary 2023 salary (effective from 1 April) % increase Damian Gammell £1,217,098 £1,241,440 2.0% Taxable benefits No significant changes to the provision of benefits are proposed for 2023. The main benefits for Damian Gammell will continue to include allowances in respect of: a car, financial planning, schooling and private healthcare. Pension No changes are proposed in respect of the pension provision for Damian Gammell. He will continue to receive a cash allowance of £30,000 (inclusive of employer National Insurance contributions) in lieu of participation in the pension scheme. Annual bonus No changes have been made to the structure of the annual bonus plan for 2023, and the opportunity for Damian Gammell will remain unchanged at 150% of salary for target performance and 360% for maximum performance. Performance will continue to be assessed against financial and individual performance measures on a multiplicative basis as set out on page 130. The financial measures and relative weightings will also remain unchanged. Measure Definition Weighting Operating profit Comparable operating profit on a FX neutral basis at budget rates 50% Revenue Revenue on a FX neutral basis at budget rates 30% Operating free cash flow Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on a FX neutral basis at budget rates 20% In determining the IPF for Damian Gammell for 2023, he will be assessed against a number of objectives which are aligned to the key longer-term strategic objectives of the business, which include: Objectives include: • Growth in market share aligned with the business plan • Competitiveness targets as agreed with the Board • ID&E targets linked to % of female leaders and our ID&E strategy The actual financial targets are not disclosed prospectively as they are deemed commercially sensitive. We intend to disclose them in next year’s ARR. A fuller description of individual performance objectives including specific quantitative measures (where appropriate) and their outcomes will also be disclosed in next year’s ARR. Long-term incentive Damian Gammell’s long-term incentive opportunity for 2023 will be aligned with the limits set out in the remuneration policy. He was granted a target award of 250% of salary on 13 March 2023 and may receive up to two times this target award (130,738 shares) if the maximum performance targets are achieved. The 2023 LTIP award will continue to be based on a mix of EPS, ROIC, and CO2e reduction, unchanged from last year. The financial targets have been set at stretching levels taking into account both our long-term plan and external forecasts. Following the end of the performance period, awards will be subject to an additional two year holding period. Vesting level(D) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) EPS achieved in the final year of the performance period (FY 2025) 42.5% €3.63 €4.07 €4.37 ROIC(B) ROIC achieved in the final year of the performance period (FY 2025) 42.5% 10.8% 12.0% 13.1% CO2e reduction Relative reduction in total value chain GHG emissions since 2022 (gCO2e/litre) 15% 12.0% per litre 14.5% per litre 17.0% per litre (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales and material non-cash equity accounting adjustments. Should there be share repurchases during the performance period, an adjustment will be made to neutralise for the impact of share repurchases and will be fully disclosed at the time of vesting. (B) ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. (C) Target based on entire CCEP value chain. (D) Straight-line vesting between each vesting level shown. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 138 Annual report on remuneration continued

Chairman and NED fees The NED base fee, Chairman fee and additional fees were last increased with effect from 1 April 2022. The additional fees for the Nomination Committee Chairman and membership of the Nomination Committee were increased with effect from 1 April 2023. Role Current fees Fees effective 1 April 2023 Chairman £582,000 £582,000 NED basic fee £85,000 £85,000 Additional fee for Senior Independent Director £31,750 £31,750 Additional fee for Committee Chairman Audit and Remuneration Committees £37,250 £37,250 Affiliated Transaction and ESG Committees £36,000 £36,000 Nomination Committee £21,250 £36,000 Additional fee for Committee membership Audit and Remuneration Committees £16,000 £16,000 Affiliated Transaction and ESG Committees £15,500 £15,500 Nomination Committee £10,500 £15,500 The Remuneration Committee The entire Board determines the terms of the compensation of the CEO and fees for the NEDs and Chairman and approves the remuneration policy, all on the Committee’s recommendation. The Committee is also responsible for setting the remuneration for each member of the ELT reporting to the CEO. The Terms of Reference can be found on our website at cocacolaep.com/about-us/governance/ committees Remuneration Committee members and attendance In line with the Shareholders’ Agreement, the Committee has five members, as set out on pages 89-93. There are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by ER. The Committee formally met six times during the year, with one additional ad hoc meeting in line with business needs. Attendance is set out in Table 2 on page 105 of the Corporate governance report. As described in the remuneration policy, the Committee receives an annual report in respect of wider workforce remuneration including pay and reward policies, which informs its decisions on executive pay. The Committee does not engage directly with employees on the issue of executive pay, however, within CCEP, employee groups are regularly consulted about matters affecting employees including our strategy, Company performance, culture and approach to reward, and this feedback informs decisions on people matters and other activities. Support for the Remuneration Committee Deloitte was appointed by the Remuneration Committee in 2016 following a selection process. During the year, Deloitte provided the Committee with external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct relating to executive remuneration consulting in the UK. The Committee is satisfied that the engagement partner and team that provide advice to the Committee do not have connections with CCEP or individual Directors that may impair their independence. During 2022, the wider Deloitte firm also provided CCEP with other tax, digital transformation, access security and consultancy services. Total fees received by Deloitte in relation to the remuneration advice provided to the Committee during the year amounted to £69,200 based on the required time commitment. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 139 Annual report on remuneration continued

Remuneration Committee key activities The table below gives an overview of the key agenda items discussed at each scheduled meeting of the Remuneration Committee during 2022: Meeting date Key agenda items February 2022 • Approval of financial performance outcome for 2021 annual bonus • Approval of final vesting outcome for 2019 LTIP • Approval of 2021 annual bonus outcome for the ELT • Review of ELT individual objectives in respect of the 2022 annual bonus March 2022 • Approval of 2022 annual bonus financial performance measures and targets • Approval of 2022 LTIP opportunities • Review of Committee effectiveness • Approval of 2022 ELT Remuneration packages • Review of 2021 Remuneration Report • Review of Chairman and NED fees May 2022 • Review of remuneration policy • Review of Committee Terms of Reference • Advisor review • AGM voting update • Deloitte Market Update • Update on Employee Share Purchase Plan (ESPP) September 2022 • Approval of 2022 LTIP targets • Review of remuneration policy • Review of executive shareholding guidelines October 2022 • Review of 2022 annual bonus and 2020 LTIP performance • Approach to shareholder consultation • Update on Remuneration Committee advisors December 2022 • Review of first draft of the 2022 Remuneration Report • Performance update for 2022 annual bonus • Base pay design for 2023 • Incentive design for 2023 The Chairman, CEO, CFO, and the Chief People and Culture Officer attended meetings by invitation of the Committee to provide it with additional context or information, except where their own remuneration was discussed. Summary of voting outcomes The table below shows how shareholders voted in respect of the ARR at the AGM held on 27 May 2022 and the remuneration policy at the AGM held on 27 May 2020: Resolution Votes for (%) Votes against (%) Number of votes withheld Approval of the ARR 86.18% 13.82% 11,992,026 Approval of the remuneration policy 99.48% 0.52% 56,633 This Directors’ remuneration report is approved by the Board and signed on its behalf by John Bryant, Chairman of the Remuneration Committee 17 March 2023 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 140 Annual report on remuneration continued

The Directors present their report, together with the audited consolidated financial statements of the Group, and of the Company, for the year ended 31 December 2022. This Directors’ report has been prepared in accordance with the applicable disclosure requirements of the following: • Companies Act • Listing Rules (LRs) and DTRs • Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority (with which the Company complies voluntarily) • Rules promulgated by the US Securities and Exchange Commission Additional information and disclosures, as required by the Companies Act, LRs and DTRs, are included elsewhere in this Integrated Report and are incorporated into this Directors’ report by reference in Table 1. This Directors’ report, together with the Strategic Report on pages 1-85, represents the management report for the purpose of compliance with DTR 4.1.5R(2) and 4.1.8R. Directors Appointment and replacement of Directors The Articles set out certain rules that govern the appointment and replacement of the Company’s Directors. These are summarised as follows: • A Director may be appointed by either an ordinary resolution of shareholders or by the Board. • Olive Partners and ER may each appoint a specified number of Directors, up to a set maximum, in accordance with their respective equity holding proportions in the Company. • Replacement INEDs must be recommended to the Board by the Nomination Committee. • The Board shall consist of a majority of INEDs. • Directors (other than the initial Chairman, CEO and INEDs) must retire at each AGM, and may, if eligible, offer themselves for re-election. • The minimum number of Directors (disregarding alternate Directors) is two. Read more about the re-election and election of Directors in the Corporate governance report on page 106 Table 1 Information and disclosures included elsewhere in this report Disclosure Section of report Page(s) Names of Directors during the year Board of Directors 89-93 Review of performance, financial position and likely future developments Strategic Report 1-85 Dividends Business and financial review and Note 17 to the consolidated financial statements 74-85 and 190-191 Principal risks Principal risks section of the Strategic Report 64-71 Information on share capital relating to share classes, rights and obligations Note 17 to the consolidated financial statements, and the Share capital section in Other Group information 190-191 and 231-233 Financial instruments and financial risk management Notes 13 and 26 to the consolidated financial statements 179-182 and 203-205 Cash balances and borrowings Notes 11 and 14 to the consolidated financial statement 178 and 182-185 Significant events after the reporting period Note 27 to the consolidated financial statements 206 Information on employment of disabled persons Forward on society – people 58-63 Workforce engagement Our stakeholders and Forward on society – people 14-17 and 58-63 Business relationships with suppliers, customers and others Our stakeholders, Forward on supply chain and Forward on society – people 14-17, 49-52 and 58-63 Greenhouse gas emissions and energy consumption TCFD metrics and targets, Forward on climate and greenhouse gas methodology 37, 38-41 and 252 Responsibility statement Directors’ responsibilities statement 144 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 141 Directors’ report

Powers of Directors The Directors may exercise all powers of the Company, in accordance with, and subject to, the Company’s Articles and any applicable legislation. Read more about the roles and responsibilities of the Board and the main Committees of the Board in the Governance and Directors’ Report on pages 87-144 Directors’ indemnity arrangements Qualifying third party indemnities were in place throughout 2022, and remain in place as at the date of this Integrated Report. Under these indemnities, the Company has agreed to indemnify the Directors of the Company, to the extent permitted by law, against losses and liabilities that may be incurred in executing the powers and duties of their office. Amendment of Articles The Articles may only be amended by a special resolution of the Company’s shareholders in accordance with the Companies Act. Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, ER or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall, at all times, contain a majority of INEDs may only be amended or repealed with the prior consent of a majority of the INEDs. The Articles are available at cocacolaep.com/about-us/governance. Political donations The Group made no political donations or contributions during 2022 (2021: nil). It is our policy not to make political donations or incur political expenditure. However, there may be uncertainty as to whether some normal business activities fall under the wide definitions of political donations, organisations and expenditure used in the Companies Act. We will therefore continue to seek shareholder approval to make political donations or incur expenditure as a precaution to avoid any inadvertent breach of the Companies Act. Shares Rights and obligations The rights and obligations relating to the Company’s Shares (in addition to those set out by law) are contained in the Articles. Restrictions on transfer of securities Olive Partners and TCCC are both subject to certain restrictions relating to the acquisition or disposal of Shares under the terms of the Shareholders’ Agreement. Other than those set out in the Shareholders’ Agreement, we are not aware of any agreements between shareholders that may result in a restriction of the transfer of securities or voting rights in the Company. Employee share schemes Shares issued under the Company’s employee share schemes rank pari passu with the existing Shares of the Company. Voting rights attached to Shares held on trust on behalf of participants in the GB Employee Share Plan are exercised by the trustee as directed by the participants. Significant shareholdings In accordance with DTR 5.8, Table 2 below shows the significant interests in Shares of which the Company has been notified as at 31 December 2022, and the date of this report. The shareholders identified have the same voting rights as all other shareholders. Share buyback programme The Company announced a share buyback programme on 13 February 2020, under which it proposed to reduce share capital by up to €1 billion through the purchase and cancellation of its own Shares (the Buyback Programme). Share purchases for the Buyback Programme were undertaken pursuant to shareholder authority granted at the 2019 AGM. In light of the significant and unprecedented macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced a suspension of the Buyback Programme. To maintain flexibility, the shareholder authority to purchase Shares was renewed at the 2022 AGM, under which the Company may purchase up to 45,677,101 Shares, representing 10% of the Company’s issued share capital at 11 April 2022, reduced by the number of Shares purchased or agreed to be purchased between 11 April and 27 May 2022. No Shares were purchased under this authority in 2022. We intend to seek to renew the authority to purchase Shares at the 2023 AGM. For more details, see the Share buyback programme section in Other Group information on page 232 Table 2 Interests in Shares of which the Company has been notified Shareholder Percentage of total voting rights notified to the Company as at the year end(C) Number of voting rights notified to the Company as at the year end Percentage of total voting rights notified to the Company as at the date of this report(C) Number of voting rights notified to the Company as at the date of this report Cobega, S.A.(A) 36.1% 166,128,987 36.1% 166,128,987 TCCC(B) 19.01% 87,950,640 19.01% 87,950,640 (A) Held indirectly through its 56.03% owned subsidiary, Olive Partners. (B) Held indirectly through European Refreshments Unlimited Company. (C) Percentage interests disclosed calculated as at the date on which the relevant disclosure was made. These have not been updated to reflect changes in the total voting rights since notification and so may not represent the percentage interest as at 31 December 2022 or the date of this report. Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 142 Directors’ report continued

Change of control There are no agreements in place which provide compensation for loss of office or employment to any Director in the event of a takeover, except for certain provisions under the employee share plans, which may provide that certain outstanding awards may vest early in such an event. The Board considers that a change of control might have an impact on the following significant agreements: • Bottling agreements between the Group and TCCC • A bank credit facility agreement, under which the maximum amount available at 31 December 2022 was €1.95 billion • Note and guarantee agreement in relation to the A$250 million 4.20% Notes 2031 • Note and guarantee agreement in relation to the US$50 million 4.34% Notes 2023 Research and development The Company invests in and undertakes certain activities for the development of innovative solutions, digital capabilities and advanced analytics to drive the simplification of applications and platforms, and to support and grow its business in both its manufacturing and non- manufacturing operations. Independent auditor Disclosure of information to auditors Each of the Directors in office as at the date of this Integrated Report, confirms that: • so far as he or she is aware, there is no relevant audit information (as defined by section 418 of the Companies Act) of which the Company’s auditor is unaware; and • he or she has taken all the reasonable steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. Auditor reappointment EY has expressed willingness to continue in its capacity as independent auditor of the Company. The Directors plan to recommend a resolution to reappoint EY at the 2023 AGM. Going concern As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the Parent Company and consolidated financial statements, the Directors have taken into account the Group’s overall financial position, exposure to the principal risks and future business forecasts. For the Parent Company, the Directors also considered the ability of its subsidiaries to remit earnings. At 31 December 2022, the Group had cash and cash equivalents of €1.4 billion and had access to a €1.95 billion undrawn committed credit facility, which is free of financial covenants and in place until at least January 2028. The Directors have also considered the stress testing performed as part of the assessment of viability set out on page 72. On this basis, the Directors have a reasonable expectation that the Group and Parent Company has adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. This Directors’ Report has been approved by the Board and signed on its behalf by Clare Wardle, Company Secretary 17 March 2023 Coca-Cola Europacific Partners plc 09717350 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 143 Directors’ report continued

Responsibility for preparing financial statements The Directors are responsible for preparing the Integrated Report and the financial statements in accordance with applicable United Kingdom (UK) law and regulations. UK company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared Group and Parent Company financial statements in accordance with UK-adopted International Accounting Standards. In preparing the consolidated Group financial statements the Directors have also elected to comply with International Financial Reporting Standards (IFRS) as adopted by the European Union, and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Under section 393 of the Companies Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Company and of the Group for that period. In preparing the Company financial statements, the Directors are required to: • Select suitable accounting policies and apply them consistently • Make judgements and accounting estimates that are reasonable and prudent • Follow UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union, and International Financial Reporting Standards as issued by the IASB • Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business In preparing the Group financial statements the Directors are required to: • Select suitable accounting policies and apply them consistently • State whether UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union, and International Financial Reporting Standards as issued by the IASB have been followed, subject to any material departures disclosed and explained in the financial statements • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information • Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial performance • Make an assessment of the Group’s ability to continue as a going concern The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the financial statements comply with the Companies Act. They are responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ report, Annual report on remuneration, and Corporate governance report that comply with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation, regulation and practice in the UK governing the preparation and dissemination of financial statements may differ from legislation, regulation and practice in other jurisdictions. Responsibility statement The Directors, whose names and functions are set out on pages 89-93, confirm that to the best of their knowledge: • The consolidated financial statements, prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. • The Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face. • The Integrated Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. By order of the Board Clare Wardle, Company Secretary 17 March 2023 Strategic Report Governance and Directors’ Report Financial Statements Other Information Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F 144 Directors’ responsibilities statement

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	157

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors
of Coca-Cola Europacific Partners plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Coca-Cola Europacific Partners plc (the “Group”) as of 31 December 2022 and 2021, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 17 March 2023 expressed an unqualified opinion thereon.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	158

Report of independent registered public accounting firm continued

	Description of the matter	How we addressed the matter in our audit
Accrued customer marketing costs
The Group participates in various programmes and arrangements with customers referred to as promotional programmes, which are recorded as deductions from revenue. The off-invoice discounts activity totalled €5.2 billion for the year ended 31 December 2022, with €1.3 billion of accrued customer marketing costs as of 31 December 2022.
Auditing the completeness and measurement of the accrued customer marketing costs is complex and judgemental, particularly in relation to promotional programmes where there is estimation uncertainty related to the forecasted sales volumes, expected customer performance or amounts ultimately claimed by customers.
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
To evaluate the specific estimations that are inherent in the calculation of the accrued customer marketing costs and the completeness of the accrual, our audit procedures included, among others, testing management’s methodology to estimate the year end accrued customer marketing costs, in particular the use of historical trends. We tested the completeness and accuracy of the underlying data by agreeing key terms of the promotional programmes to the executed sales agreements on a sample basis. We compared accrued customer marketing costs to subsequent cash settlements on a sample basis.
We performed analytical procedures on the ratio of accrued customer marketing costs to relevant data such as gross revenue to identify any potential outliers and tested material unusual or unexpected journal entries. We also analysed the historical reversals and ageing of the accrued customer marketing costs, to identify potential management bias in the estimate of the year end accrual and considered any changes in the business environment that would warrant changes in the methodology.

Accounting for uncertain tax positions
At 31 December 2022, the Group recorded provisions for uncertain tax positions of which €122 million are included in current tax liabilities and the remainder in non-current tax liabilities.
The Group is subject to income tax in numerous jurisdictions and is routinely under audit by taxing authorities in the ordinary course of business as described in Note 21 and Note 23 of the consolidated financial statements.
Management applies judgement in assessing tax exposures in each jurisdiction, which requires interpretation of local tax laws and specific facts and circumstances.
Auditing the uncertain tax positions is judgemental, because of the inherent uncertainty related to the tax exposures, which may result in materially different outcomes. Specifically, each tax position involves the evaluation of unique and evolving facts and circumstances.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls in place over the Group’s process to evaluate and account for uncertain tax positions. For example, we tested the Group’s controls around evaluation of the facts and circumstances supporting the conclusions on the Group’s tax positions.
We evaluated the tax positions taken by management in each significant jurisdiction in the context of local tax laws, considering correspondence with tax authorities, the status of any tax audits and third party advice obtained by the Group. Our work involved tax professionals with local knowledge to assess the tax positions taken in each significant jurisdiction in the context of local tax law and significant tax assessments.
In evaluating management’s tax provisions, we developed our independent range of tax exposures by jurisdiction, which we compared to the Group’s provisions. We also considered outcomes for similar fact patterns in different jurisdictions with equivalent tax rules and regulations.
We also obtained management’s calculation and agreed inputs to source documentation where applicable.

/s/ Ernst & Young LLP
We have served as the Group’s auditor since 2016.
London, United Kingdom
17 March 2023

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	159

Report of independent registered public accounting firm continued
To the Shareholders and the Board of Directors
of Coca-Cola Europacific Partners plc
Opinion on Internal Control Over Financial Reporting
We have audited Coca-Cola Europacific Partners plc’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Coca-Cola Europacific Partners plc (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of 31 December 2022 and 2021, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2022 and the related notes and our report dated 17 March 2023 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP
London, United Kingdom
17 March 2023

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	160

Consolidated income statement

		Year ended 31 December
		2022	2021	2020
	Note	€ million	€ million	€ million
Revenue	5	17,320	13,763	10,606
Cost of sales		(11,096)	(8,677)	(6,871)
Gross profit		6,224	5,086	3,735
Selling and distribution expenses	18	(2,984)	(2,496)	(1,939)
Administrative expenses	18	(1,250)	(1,074)	(983)
Other income	23	96	—	—
Operating profit		2,086	1,516	813
Finance income	19	67	43	33
Finance costs	19	(181)	(172)	(144)
Total finance costs, net		(114)	(129)	(111)
Non-operating items		(15)	(5)	(7)
Profit before taxes		1,957	1,382	695
Taxes	21	(436)	(394)	(197)
Profit after taxes		1,521	988	498

Profit attributable to shareholders		1,508	982	498
Profit attributable to non-controlling interests		13	6	—
Profit after taxes		1,521	988	498

Basic earnings per share (€)	6	3.30	2.15	1.09
Diluted earnings per share (€)	6	3.29	2.15	1.09
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	161

Consolidated statement of comprehensive income

		Year ended 31 December
		2022	2021	2020
	Note	€ million	€ million	€ million
Profit after taxes		1,521	988	498
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(205)	260	(125)
Tax effect		—	—	—
Foreign currency translation, net of tax		(205)	260	(125)
Cash flow hedges:
Pretax activity, net		(64)	277	33
Tax effect	21	17	(63)	4
Cash flow hedges, net of tax	13	(47)	214	37
Other reserves:
Pretax activity, net		(9)	7	—
Tax effect	21	3	(1)	—
Other reserves, net of tax		(6)	6	—
Items that may be subsequently reclassified to the income statement		(258)	480	(88)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net	16	(45)	301	(71)
Tax effect	21	11	(63)	16
Pension plan remeasurements, net of tax		(34)	238	(55)
Items that will not be subsequently reclassified to the income statement		(34)	238	(55)
Other comprehensive income/(loss) for the period, net of tax		(292)	718	(143)
Comprehensive income for the period		1,229	1,706	355

Comprehensive income attributable to shareholders		1,202	1,684	355
Comprehensive income attributable to non-controlling interests		27	22	—
Comprehensive income for the period		1,229	1,706	355
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	162

Consolidated statement of financial position

		Year ended 31 December
		2022	2021
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	7	12,505	12,639
Goodwill	7	4,600	4,623
Property, plant and equipment	8	5,201	5,248
Non-current derivative assets	13	191	226
Deferred tax assets	21	21	60
Other non-current assets	25	252	534
Total non-current assets		22,770	23,330
Current:
Current derivative assets	13	257	150
Current tax assets		85	46
Inventories	9	1,380	1,157
Amounts receivable from related parties	20	139	143
Trade accounts receivable	10	2,466	2,305
Other current assets	24	479	271
Assets held for sale	24	94	223
Short-term investments	11	256	58
Cash and cash equivalents	11	1,387	1,407
Total current assets		6,543	5,760
Total assets		29,313	29,090
LIABILITIES
Non-current:
Borrowings, less current portion	14	10,571	11,790
Employee benefit liabilities	16	108	138
Non-current provisions	23	55	48
Non-current derivative liabilities	13	187	47
Deferred tax liabilities	21	3,513	3,617
Non-current tax liabilities		82	110
Other non-current liabilities		37	37
Total non-current liabilities		14,553	15,787

		Year ended 31 December
		2022	2021
	Note	€ million	€ million
Current:
Current portion of borrowings	14	1,336	1,350
Current portion of employee benefit liabilities	16	8	10
Current provisions	23	115	86
Current derivative liabilities	13	76	19
Current tax liabilities		241	181
Amounts payable to related parties	20	485	210
Trade and other payables	15	5,052	4,237
Total current liabilities		7,313	6,093
Total liabilities		21,866	21,880
EQUITY
Share capital	17	5	5
Share premium	17	234	220
Merger reserves	17	287	287
Other reserves	17	(507)	(156)
Retained earnings		7,428	6,677
Equity attributable to shareholders		7,447	7,033
Non-controlling interest	17	—	177
Total equity		7,447	7,210
Total equity and liabilities		29,313	29,090
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Board of Directors and authorised for issue on
17 March 2023. They were signed on its behalf by:

Damian Gammell,
Chief Executive Officer
17 March 2023

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	163

Consolidated statement of cash flows

		Year ended 31 December
		2022	2021	2020
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,957	1,382	695
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	8	715	693	665
Amortisation of intangible assets	7	101	89	62
Share-based payment expense	22	33	16	14
Finance costs, net	19	114	129	111
Income taxes paid		(415)	(306)	(273)
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables		(282)	(242)	208
(Increase)/decrease in inventories		(244)	(1)	34
Increase in trade and other payables		885	507	53
(Decrease)/increase in net payable receivable from related parties		(15)	8	(112)
Increase/(decrease) in provisions		37	(116)	43
Change in other operating assets and liabilities(A)		46	(42)	(10)
Net cash flows from operating activities		2,932	2,117	1,490
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired	4	—	(5,401)	—
Purchases of property, plant and equipment		(500)	(349)	(348)
Purchases of capitalised software		(103)	(97)	(60)
Proceeds from sales of property, plant and equipment		11	25	49
Proceeds from sales of intangible assets	20	143	—	—
Net proceeds/(payments) of short-term investments		(207)	198	—
Investments in equity instruments		(2)	(4)	(11)
Proceeds from sale of equity instruments		13	25	—
Other investing activity, net		—	(2)	—
Net cash flows used in investing activities		(645)	(5,605)	(370)

		Year ended 31 December
		2022	2021	2020
	Note	€ million	€ million	€ million
Cash flows from financing activities:
Proceeds from borrowings, net	14	—	4,877	1,598
Changes in short-term borrowings	14	(285)	276	(221)
Repayments on third party borrowings	14	(938)	(950)	(569)
Payments of principal on lease obligations	14	(153)	(139)	(116)
Interest paid, net		(130)	(97)	(91)
Dividends paid	17	(763)	(638)	(386)
Purchase of own shares under share buyback programme	17	—	—	(129)
Exercise of employee share options		13	28	14
Transactions with non-controlling interests		—	(73)	—
Other financing activities, net		(20)	5	—
Net cash flows (used in)/from financing activities		(2,276)	3,289	100
Net change in cash and cash equivalents		11	(199)	1,220
Net effect of currency exchange rate changes on cash and cash equivalents		(31)	83	(13)
Cash and cash equivalents at beginning of period	11	1,407	1,523	316
Cash and cash equivalents at end of period	11	1,387	1,407	1,523
(A)Amounts include €252 million in cash proceeds received in December 2022 from the regional tax authorities in Bizkaia (Basque region) in connection with an ongoing dispute regarding historical VAT amounts related to the period 2013-2016. Refer to Note 25 for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	164

Consolidated statement of changes in equity

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2020		5	178	287	(449)	6,135	6,156	—	6,156
Profit after taxes		—	—	—	—	498	498	—	498
Other comprehensive loss		—	—	—	(88)	(55)	(143)	—	(143)
Total comprehensive income/(loss)		—	—	—	(88)	443	355	—	355
Issue of shares during the year	17	—	14	—	—	—	14	—	14
Equity-settled share-based payment expense	22	—	—	—	—	14	14	—	14
Share-based payment tax effects	21	—	—	—	—	2	2	—	2
Dividends	17	—	—	—	—	(387)	(387)	—	(387)
Own shares purchased under share buyback programme		—	—	—	—	(129)	(129)	—	(129)
As at 31 December 2020		5	192	287	(537)	6,078	6,025	—	6,025
Profit after taxes		—	—	—	—	982	982	6	988
Other comprehensive income		—	—	—	465	237	702	16	718
Total comprehensive income		—	—	—	465	1,219	1,684	22	1,706
Non-controlling interests recognised relating to business combination	17	—	—	—	—	—	—	228	228
Transactions with non-controlling interests	17	—	—	—	—	—	—	(73)	(73)
Cash flow hedge gains transferred to goodwill relating to business combination	13	—	—	—	(84)	—	(84)	—	(84)
Issue of shares during the year	17	—	28	—	—	—	28	—	28
Equity-settled share-based payment expense	22	—	—	—	—	16	16	—	16
Share-based payment tax effects	21	—	—	—	—	3	3	—	3
Dividends	17	—	—	—	—	(639)	(639)	—	(639)
As at 31 December 2021		5	220	287	(156)	6,677	7,033	177	7,210
Profit after taxes		—	—	—	—	1,508	1,508	13	1,521
Other comprehensive income/(loss)		—	—	—	(272)	(34)	(306)	14	(292)
Total comprehensive income/(loss)		—	—	—	(272)	1,474	1,202	27	1,229
Acquisition of non-controlling interests	17	—	—	—	(79)	—	(79)	(204)	(283)
Issue of shares during the year	17	—	14	—	—	—	14	—	14
Equity-settled share-based payment expense	22	—	—	—	—	33	33	—	33
Share-based payment tax effects	21	—	—	—	—	10	10	—	10
Dividends	17	—	—	—	—	(766)	(766)	—	(766)
As at 31 December 2022		5	234	287	(507)	7,428	7,447	—	7,447
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	165

Notes to the consolidated financial statements

Note 1
General information and basis of preparation
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
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
The consolidated financial statements of the Group for the year ended 31 December 2022 were approved and signed by Damian Gammell, Chief Executive Officer on 17 March 2023 having been duly authorised to do so by the Board of Directors.
Impact of climate change
As part of the preparation of these consolidated financial statements, we have considered the impact of climate change risks on the current valuation of the Group’s assets and liabilities, particularly in the context of the risks and scenarios identified in the Task Force on         Climate-related Financial Disclosures (TCFD) on pages 28-37 of the Strategic Report. There has been no material impact on the financial reporting judgements and estimates arising from our considerations and as a result, the valuation of the Group’s assets and liabilities as of 31 December 2022 have not been affected. Our considerations were specifically focused on the impact of climate change risks on the projected cash flows used in the impairment assessment of our indefinite lived intangible assets and goodwill (refer to Note 7) as well as the carrying value and useful economic lives of property, plant and equipment (refer to Note 8). As the pace and effectiveness of a global transition to a low-carbon economy evolve, including the development of government policies aiming to address the risks arising from climate change, we will continue to monitor and assess the relevant implications on the valuation of the Group’s assets and liabilities that could arise in future years.
Basis of preparation
These consolidated financial statements of the Group reflect the following:
•They have been prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
•They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January 2022, as described below under accounting policies.
•They are presented in euros, which is also the Parent Company’s functional currency, and all values are rounded to the nearest euro million except where otherwise indicated.
•They have been prepared on a going concern basis (refer to the “Going concern” paragraph on page 143).
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
When the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and any other components of equity, while any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
The financial results presented herein for the period from 1 January 2021 through to the acquisition of CCL (the Acquisition) effective 10 May 2021 refer to Coca-Cola European Partners plc (Legacy CCEP) and its consolidated subsidiaries. The periods from the Acquisition to 31 December 2021 and for the year ended 31 December 2022 refer to the combined financial results of CCEP.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	166

Notes to the consolidated financial statements continued
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
The principal exchange rates used for translation purposes in respect of one euro were:

	Average for the year ended 31 December(A)			Closing as at 31 December
	2022	2021	2020	2022	2021
British pound	1.17	1.16	1.13	1.13	1.19
US dollar	0.95	0.85	0.88	0.94	0.88
Norwegian krone	0.10	0.10	0.09	0.10	0.10
Swedish krone	0.09	0.10	0.10	0.09	0.10
Icelandic krone	0.01	0.01	0.01	0.01	0.01
Australian dollar	0.66	0.63	n/a	0.64	0.64
Indonesian rupiah(B)	0.06	0.06	n/a	0.06	0.06
New Zealand dollar	0.60	0.60	n/a	0.60	0.60
Papua New Guinean kina	0.27	0.24	n/a	0.27	0.25
(A)For the year ended 31 December 2021, the rates for the Asia Pacific region are calculated as average for the period from 10 May 2021 to 31 December 2021.
(B)Indonesian rupiah is shown as 1000 IDR versus 1 EUR.
Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2022, 31 December 2021 and 31 December 2020.
There was one less selling day in the six months ended 1 July 2022 versus the six months ended 2 July 2021, and there were equal selling days in the second six months of 2022 versus the second six months of 2021 (based upon a standard five day selling week).
The following table summarises the number of selling days for the years ended 31 December 2022, 31 December 2021 and 31 December 2020 (based on a standard five day selling week):

	First Half	Second Half	Full Year
2022	130	130	260
2021	131	130	261
2020	128	134	262
Comparability
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
In addition, sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or     half yearly basis.
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
The rest of the accounting policies applied by the Group are included in the relevant notes herein.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	167

Notes to the consolidated financial statements continued
New and amended standards and interpretation
The Group has applied the following amendments for the first time in the year ended 31 December 2022.
Onerous contracts – Costs of fulfilling a contract – Amendments to IAS 37
The amendments clarify that when assessing whether a contract is onerous, an entity needs to include costs that relate directly to a contract capturing both the incremental costs of fulfilling a contract as well as an allocation of other costs directly related to contract activities. These amendments had no impact on the consolidated financial statements of the Group.
Property, plant and equipment: proceeds before intended use – Amendments to IAS 16
The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment (PP&E) any proceeds received from selling items produced while the entity is preparing the asset for its intended use. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss. These amendments had no impact on the consolidated financial statements of the Group as there were no sales of such items.
IFRS 9 Financial instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The pronouncement clarifies which fees should be included in the 10% test for derecognition of financial liabilities. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The pronouncement had no impact on the consolidated financial statements of the Group as there were no modifications to the Group’s financial instruments during the period.
Reference to the Conceptual Framework – Amendments to IFRS 3
Minor amendments were made to IFRS 3 Business Combinations to update the reference to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria under IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments also confirms that contingent assets should not be recognised at the acquisition date. These amendments had no impact on the consolidated financial statements of the Group as there were no acquisitions taking place during the period.
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
Significant estimates
Impairment of indefinite lived intangible assets and goodwill
Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use or the fair value less costs to sell of the cash generating unit (CGU) to which the goodwill or intangible asset has been allocated. The value in use calculation requires management’s estimation of the future cash flows expected to arise from the CGU, including the impact of COVID-19 and climate-related risks. Refer to Note 7 for the sensitivity analysis of the assumptions used in the impairment analysis of goodwill and intangible assets with indefinite lives.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	168

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
Note 4
Business combinations
On 10 May 2021, the Company acquired 100% of the issued and outstanding Shares of API. API was one of the largest bottlers and distributors of ready to drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region and was the authorised bottler and distributor of The Coca-Cola Company’s (TCCC) beverage brands in Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea. Details surrounding this business combination transaction, including the provisional fair values of assets and liabilities acquired, were disclosed in Note 4 of the Group’s annual consolidated financial statements for the year ended 31 December 2021. The valuation exercise was completed during the first half of 2022. Subsequent changes to the provisional amounts previously disclosed are immaterial.

Note 5
Segment information
Description of segment and principal activities
The Group derives its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Year ended 31 December
	2022			2021			2020
	Europe	API	Total	Europe	API	Total	Europe	API	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	13,529	3,791	17,320	11,584	2,179	13,763	10,606	—	10,606
Comparable operating profit(A)	1,670	468	2,138	1,500	272	1,772	1,194	—	1,194
Items impacting comparability(B)			(52)			(256)			(381)
Reported operating profit			2,086			1,516			813
Total finance costs, net			(114)			(129)			(111)
Non-operating items			(15)			(5)			(7)
Reported profit before tax			1,957			1,382			695
(A)Comparable operating profit includes comparable depreciation and amortisation of €549 million and €223 million for Europe and API respectively, for the year ended 31 December 2022. Comparable depreciation and amortisation charges for the year ended 31 December 2021 totalled €564 million and €162 million for Europe and API respectively. Comparable depreciation and amortisation charges for the year ended 31 December 2020 totalled €606 million for Europe.
(B)Items impacting the comparability of period over period financial performance for 2022 primarily include restructuring charges of €163 million (refer to Note 18), partially offset by €96 million of other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia (refer to Note 23) and net insurance recoveries received of €11 million arising from the July 2021 flooding events. Items impacting the comparability for 2021 included restructuring charges of €153 million (refer to Note 18), acquisition and integration-related costs of €49 million, and the inventory fair value step up related to acquisition accounting of €48 million (refer to Note 4). Items affecting the comparability for 2020 include restructuring charges of €368 million (refer to Note 18).
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2022, 31 December 2021 and 31 December 2020.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	169

Notes to the consolidated financial statements continued
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year ended 31 December
	2022	2021	2020
Revenue:	€ million	€ million	€ million
Iberia(A)	3,034	2,495	2,173
Germany	2,682	2,335	2,270
Great Britain	3,088	2,613	2,203
France(B)	2,089	1,813	1,709
Belgium/Luxembourg	1,042	926	892
Netherlands	682	557	529
Norway	404	391	423
Sweden	421	375	337
Iceland	87	79	70
Total Europe	13,529	11,584	10,606
Australia	2,339	1,359	—
New Zealand and Pacific Islands	649	377	—
Indonesia and Papua New Guinea	803	443	—
Total API	3,791	2,179	—
Total CCEP	17,320	13,763	10,606
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.
Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments and deferred tax assets, by geography:

	Year ended 31 December
	2022	2021
Assets:	€ million	€ million
Iberia(A)	6,401	6,644
Germany	3,091	3,077
Great Britain	2,469	2,680
France(B)	896	887
Belgium/Luxembourg	613	600
Netherlands	428	432
Sweden	349	379
Norway	242	247
Iceland	36	34
Other unallocated	271	245
Total Europe	14,796	15,225
Australia	5,281	5,356
New Zealand and Pacific Islands	1,755	1,751
Indonesia and Papua New Guinea	726	712
Total API	7,762	7,819
Total CCEP	22,558	23,044
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	170

Notes to the consolidated financial statements continued
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
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended 31 December
	2022	2021	2020
Profit after taxes attributable to equity shareholders (€ million)	1,508	982	498
Basic weighted average number of Shares in issue(A) (million)	457	456	455
Effect of dilutive potential Shares(B) (million)	1	1	1
Diluted weighted average number of Shares in issue(A) (million)	458	457	456
Basic earnings per share (€)	3.30	2.15	1.09
Diluted earnings per share (€)	3.29	2.15	1.09
(A)As at 31 December 2022, 31 December 2021 and 31 December 2020 the Group had 457,106,453, 456,235,032 and 454,645,510 Shares, respectively, in issue and outstanding.
(B)For the years ended 31 December 2022, 31 December 2021 and 31 December 2020, no options to purchase Shares were excluded from the diluted earnings per share calculation. The dilutive impact of all outstanding options, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.

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
TCCC franchise intangible assets
The Group’s bottling agreements contain performance requirements and convey the rights to distribute and sell products within specified territories. The Group’s agreements with TCCC in each territory are for terms of 10 year and each contain the right for the Group to request a 10 year renewal. The existing bottling agreements expire no earlier than 1 September 2025. While these agreements contain no automatic right of renewal beyond that date, the Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual. The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of bottling agreements, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s TCCC bottling agreements.
Brands
In connection with the Acquisition, the Group acquired a portfolio of brands, predominantly comprised of certain non-alcoholic ready to drink beverages distributed and sold in Australia and New Zealand. These are considered to have an indefinite life, given the strength and durability of the brands. Refer to Note 20 and Note 24 for details surrounding the sale of certain non-alcoholic ready to drink brands, which was partially completed during the current period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	171

Notes to the consolidated financial statements continued
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
Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services, and payroll costs for employees devoting time to a software project and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is predominantly between five and seven years. Amortisation expense for capitalised software is included within administrative expenses and was €83 million, €75 million and €54 million for the years ended 31 December 2022, 31 December 2021 and 31 December 2020, respectively.

Customer relationships
The Group has acquired certain customer relationships in connection with business combinations. These customer relationships are recorded at fair value on the date of acquisition, and amortised over an estimated economic useful life of 20 years. Amortisation expense for these assets is included within administrative expenses and was €10 million, €9 million and
€8 million for the years ended 31 December 2022, 31 December 2021 and 31 December 2020, respectively.
Non-TCCC franchise intangible
In connection with the Acquisition, the Group acquired certain bottling agreements with     non-TCCC distribution partners which contain performance requirements and convey the rights to distribute and sell products within specified API territories. The non-TCCC bottling arrangements are recorded at fair value at the acquisition date and amortised over an expected economic useful life of 20 years. Amortisation expense for these assets is recognised within administrative expenses and totalled €8 million and €5 million for the years ended 31 December 2022 and 31 December 2021, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	172

Notes to the consolidated financial statements continued
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	TCCC franchise intangible	Brands	Software	Customer relationships	Non-TCCC franchise intangible	Assets under construction	Total intangibles	Goodwill
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2020	8,078	—	382	161	—	69	8,690	2,517
Acquisition of CCL	3,822	211	55	37	149	11	4,285	2,097
Additions	—	—	65	—	—	40	105	—
Disposals	—	—	(23)	—	—	—	(23)	—
Transfers and reclassifications	—	—	74	—	—	(74)	—	—
Assets held for sale	—	(189)	—	—	—	—	(189)	—
Currency translation adjustments	108	—	18	(1)	—	1	126	9
As at 31 December 2021	12,008	22	571	197	149	47	12,994	4,623
Additions	—	—	40	1	—	63	104	—
Disposals	—	—	(27)	—	—	(1)	(28)	—
Transfers and reclassifications	—	11	39	—	—	(38)	12	—
Currency translation adjustments	(134)	6	(2)	(3)	(1)	(2)	(136)	(23)
As at 31 December 2022	11,874	39	621	195	148	69	12,946	4,600
Accumulated amortisation:
As at 31 December 2020	—	—	(233)	(43)	—	—	(276)	—
Amortisation expense	—	—	(75)	(9)	(5)	—	(89)	—
Disposals	—	—	20	—	—	—	20	—
Currency translation adjustments	—	—	(9)	(1)	—	—	(10)	—
As at 31 December 2021	—	—	(297)	(53)	(5)	—	(355)	—
Amortisation expense	—	—	(83)	(10)	(8)	—	(101)	—
Disposals	—	—	22	—	—	—	22	—
Currency translation adjustments	—	(7)	(2)	2	—	—	(7)	—
As at 31 December 2022	—	(7)	(360)	(61)	(13)	—	(441)	—
Net book value:
As at 31 December 2020	8,078	—	149	118	—	69	8,414	2,517
As at 31 December 2021	12,008	22	274	144	144	47	12,639	4,623
As at 31 December 2022	11,874	32	261	134	135	69	12,505	4,600

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	173

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
The Group’s CGUs are based on geography and generally represent the individual territories in which the Group operates. For the purposes of allocating intangibles, each indefinite lived intangible asset is allocated to the geographic region to which the agreement relates and goodwill is allocated to each of the CGUs expected to benefit from a business combination, irrespective of whether other assets and liabilities of the acquired businesses are assigned to the CGUs.
The following table identifies the carrying value of goodwill and indefinite lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, as at 31 December 2022 the Group had other CGUs with total indefinite-lived intangible assets of €1,369 million and goodwill of €380 million.

	Year ended 31 December
	2022		2021
	Indefinite lived intangible assets	Goodwill	Indefinite lived intangible assets	Goodwill
Cash generating unit	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Australia	2,690	1,450	2,698	1,459
Great Britain	1,646	200	1,740	200
Germany	1,060	748	1,060	748
Pacific(A)	849	547	863	556
(A) Pacific refers to New Zealand and Pacific Islands.
The recoverable amount of each CGU was determined through a value in use calculation, which uses cash flow projections for a five year period. These projections reflect the impact of climate change on our business as well as the mitigating actions and strategies we are undertaking to support our commitment to reach Net Zero emissions by 2040. The key assumptions used in projecting these cash flows were as follows:
•Growth rate and operating margins: Cash flows were projected over four years based on the Group’s strategic business plan. Cash flows for the fifth year and beyond were projected using an inflation-based long-term terminal growth rate between 2.0% and 4.5%.
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

	2022	2021
	Pre-tax discount rate	Pre-tax discount rate
Cash generating unit	%	%
Iberia	8.7	9.3
Australia	9.1	—
Great Britain	9.3	9.9
Germany	7.9	9.3
Pacific	9.7	—
The Group did not record any impairment charges as a result of the tests conducted in 2022 and 2021.
The Group’s Great Britain, Germany, Iberia and Australia CGUs have substantial headroom when comparing the value in use calculation of the CGU versus the CGU’s carrying value.
For the Group’s Pacific CGU, the headroom in the 2022 impairment analysis was approximately 15% of carrying value.
The Group estimates that a 1.0% reduction in the terminal growth rate or a 0.8% increase in the discount rate, each in isolation, would eliminate existing headroom in Pacific.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	174

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

	Useful life (years)
Category	Low	High
Buildings and improvements	10	40
Machinery, equipment and containers	3	20
Cold drink equipment	2	12
Vehicle fleet	3	12
Furniture and office equipment	3	10
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
The transition to a low-carbon economy may impact the carrying value and remaining useful economic lives of the Group’s property, plant and equipment. The Group continues to invest in more efficient, cleaner and technologically advanced assets, however, the significant majority of the Group’s current assets are likely to be substantially depreciated ahead of our 2040 Net Zero emission commitments, as set out in our Strategic Report on pages 38-41. In addition, the Group continuously monitors the latest developments in the government legislation in relation to climate-related risks. Currently, no legislation has been passed that will materially impact the carrying value and remaining useful economic lives of the Group.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	175

Notes to the consolidated financial statements continued
The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Buildings and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2020	317	1,846	2,975	1,155	283	144	125	6,845
Acquisition of CCL	339	492	529	108	7	15	78	1,568
Additions	2	41	119	50	62	10	195	479
Disposals	(3)	(28)	(218)	(319)	(54)	(16)	1	(637)
Transfers and reclassifications(A)	—	47	129	11	1	5	(197)	(4)
Currency translation adjustments	8	31	44	21	(1)	2	4	109
As at 31 December 2021	663	2,429	3,578	1,026	298	160	206	8,360
Additions	1	131	221	65	59	21	287	785
Disposals	(3)	(28)	(103)	(49)	(58)	(8)	—	(249)
Assets held for sale	(29)	(26)	(8)	—	—	—	—	(63)
Transfers and reclassifications	27	37	75	36	2	8	(184)	1
Currency translation adjustments	(11)	(42)	(40)	32	(4)	(2)	(4)	(71)
As at 31 December 2022	648	2,501	3,723	1,110	297	179	305	8,763
Accumulated depreciation:
As at 31 December 2020	—	(651)	(1,337)	(772)	(141)	(84)	—	(2,985)
Depreciation expense	—	(123)	(326)	(163)	(61)	(20)	—	(693)
Disposals	—	17	208	319	51	15	—	610
Currency translation adjustments	—	(9)	(18)	(15)	—	(2)	—	(44)
As at 31 December 2021	—	(766)	(1,473)	(631)	(151)	(91)	—	(3,112)
Depreciation expense	—	(128)	(380)	(127)	(58)	(22)	—	(715)
Disposals	—	19	105	49	53	8	—	234
Assets held for sale	—	10	9	—	—	—	—	19
Transfers and reclassifications	—	—	3	(2)	—	—	—	1
Currency translation adjustments	—	22	(2)	(14)	3	2	—	11
As at 31 December 2022	—	(843)	(1,738)	(725)	(153)	(103)	—	(3,562)
Net book value:
As at 31 December 2020	317	1,195	1,638	383	142	60	125	3,860
As at 31 December 2021	663	1,663	2,105	395	147	69	206	5,248
As at 31 December 2022	648	1,658	1,985	385	144	76	305	5,201
(A) Includes €4 million related to assets held for sale for the year ended 31 December 2021.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	176

Notes to the consolidated financial statements continued
Right of use assets
The following table summarises the net book value of right of use assets included within property, plant and equipment:

	Year ended 31 December
	2022	2021
	€ million	€ million
Buildings and improvements	465	438
Vehicle fleet	133	135
Machinery, equipment and containers	82	71
Furniture and office equipment	3	5
Total	683	649
Total additions to right of use assets during 2022 were €208 million (2021: €120 million).
The following table summarises depreciation charges relating to right of use assets for the periods presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Buildings and improvements	63	56
Vehicle fleet	57	59
Machinery, equipment and containers	34	22
Furniture and office equipment	2	2
Total	156	139
During the years ended 31 December 2022 and 31 December 2021, the total expense relating to low value and short-term leases was €24 million and €16 million, respectively, which is primarily included in administrative expenses. The Group does not have any residual value guarantees in relation to its leases. As at 31 December 2022 the total value of lease extension and termination options included within right of use assets was €35 million (2021: €16 million).

The Group incurred variable lease expenses of €153 million in 2022 (2021: €93 million), primarily included in administrative expenses. This amount mainly consists of the variable component of lease payments for product transportation services in Australia and New Zealand, whereby these components are dependent on various factors such as number of cases of product delivered, number of trips and pallets.
Note 9
Inventories
Inventories are valued at the lower of cost or net realisable value and cost is determined using the first-in, first-out (FIFO) method. Inventories consist of raw materials, supplies (primarily including concentrate, other ingredients and packaging) and finished goods, which also include direct labour, indirect production and overhead costs. Cost includes all costs incurred to bring inventories to their present location and condition. Spare parts, classified and accounted as inventories, are recorded as assets at the time of purchase and are expensed as utilised. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Finished goods	777	635
Raw materials and supplies	452	375
Spare parts and other	151	147
Total inventories	1,380	1,157
Write downs of inventories totalled €41 million, €41 million and €29 million for the years ended 31 December 2022, 31 December 2021 and 31 December 2020, respectively. The majority of these write downs were included in cost of sales on the consolidated income statement. None of these write downs of inventory were subsequently reversed.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	177

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
As a result of increased recession risk across our European territories, the Group supplemented its existing credit loss reserve methodology to include an incremental loss allowance for those receivable balances that were deemed to be higher risk in the current environment. The incremental allowance is included within allowance for doubtful accounts below, as at 31 December 2022.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Trade accounts receivable, gross	2,523	2,354
Allowance for doubtful accounts	(57)	(49)
Total trade accounts receivable	2,466	2,305
The following table summarises the ageing of trade accounts receivable, net of allowance for doubtful accounts, in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Not past due	2,287	2,172
Past due 1 – 30 days	102	88
Past due 31 – 60 days	30	18
Past due 61 – 90 days	15	9
Past due 91 – 120 days	14	3
Past due 121+ days	18	15
Total	2,466	2,305
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2020	(39)
Provision for impairment recognised during the year	(13)
Receivables written off during the year as uncollectible	3
As at 31 December 2021	(49)
Provision for impairment recognised during the year	(15)
Receivables written off during the year as uncollectible	5
Reversals	1
Currency translation adjustments	1
As at 31 December 2022	(57)

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	178

Notes to the consolidated financial statements continued
Note 11
Cash and cash equivalents and short-term investments
Cash and cash equivalents
Cash and cash equivalents include cash and short-term, highly liquid financial instruments with maturity dates of less than three months when acquired that are readily convertible to cash and which are subject to an insignificant risk of changes in value. Counterparties and instruments used to hold the Group’s cash and cash equivalents are continually assessed, with a focus on preservation of capital and liquidity.
The following table summarises the cash and cash equivalents outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Cash at banks and on hand	491	708
Short-term deposits and securities	896	699
Total cash and cash equivalents	1,387	1,407
Cash and cash equivalents are held in the following currencies as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Euro	477	524
British pound	190	337
US dollar	88	74
Norwegian krone	35	64
Swedish krona	21	31
Australian dollar	358	234
Indonesian rupiah	26	41
Papua New Guinean kina	102	45
Other	90	57
Total cash and cash equivalents	1,387	1,407
Included within Cash and cash equivalents as at 31 December 2022 and 31 December 2021 are Papua New Guinea cash assets of €102 million and €45 million respectively, denominated in local currency (Kina). Government-imposed currency controls impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group. There are no other material restrictions on the Group’s cash and cash equivalents.
Short-term investments
Short-term investments are financial assets that are initially recognised at fair value and subsequently measured at amortised cost. The Group classifies its financial assets as at amortised cost only if both of the following criteria are met:
•the asset is held within a business model whose objective is to collect the contractual cash flows; and
•the contractual terms give rise to cash flows that are solely payments for principal and interest.
The short-term investment balance is comprised of time deposits and treasury bills, with maturity dates of greater than three months and less than one year when acquired, which do not meet the definition of cash and cash equivalents, and are expected to be held until maturity. These are highly liquid investments and due to their short-term nature, their carrying amount is not significantly different from the fair values.
As at 31 December 2022 and 31 December 2021 short-term investments were €256 million and €58 million respectively , which included €49 million and €44 million respectively, denominated in Papua New Guinea kina that are subject to government-imposed currency controls which impact the extent to which these investments, upon maturity, can be converted into foreign currency and remitted for use elsewhere in the Group.
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
The fair values of the Group’s cash and cash equivalents, short-term investments, trade accounts receivable, amounts receivable from related parties, trade and other payables and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	179

Notes to the consolidated financial statements continued
The following table summarises the book value and fair value of the Group’s borrowings as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Fair value of borrowings	10,503	13,316
Book value of borrowings (Note 14)	11,907	13,140
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
The following table summarises the fair value of the derivative assets and liabilities as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Assets at fair value:
Derivatives (Note 13)	448	376
Liabilities at fair value:
Derivatives (Note 13)	263	66
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	180

Notes to the consolidated financial statements continued

Hedging instrument	Location – statement of financial position	Year ended 31 December
		2022	2021
		€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative assets	30	75
Foreign currency contracts	Non-current derivative assets	4	3
Interest rate and cross currency swaps	Non-current derivative assets	157	148
Commodity contracts	Current derivative assets	133	128
Foreign currency contracts	Current derivative assets	27	16
Interest rate and cross currency swaps	Current derivative assets	97	6
	Total assets	448	376
Liabilities:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative liabilities	6	3
Foreign currency contracts	Non-current derivative liabilities	10	—
Interest rate and cross currency swaps	Non-current derivative liabilities	171	44
Commodity contracts	Current derivative liabilities	47	5
Foreign currency contracts	Current derivative liabilities	29	14
	Total liabilities	263	66

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
The net notional amount of outstanding interest rate and cross currency swaps used to hedge interest rate risk and currency fluctuations of non-functional currency borrowings was €2.1 billion as at 31 December 2022 and €2.2 billion as at 31 December 2021. The net notional amount of the other outstanding currency-related cash flow hedges was €1.7 billion as at 31 December 2022 and €1.1 billion as at 31 December 2021. The net notional amount of outstanding commodity-related cash flow hedges was €1.4 billion as at 31 December 2022 and €0.9 billion as at 31 December 2021. Outstanding cash flow hedges as at 31 December 2022 are expected to settle and affect profit or loss between 2023 and 2036.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	181

Notes to the consolidated financial statements continued
The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

	Notional maturity profile
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Cash flow hedges	€ million	€ million	€ million	€ million	€ million
Deal contingent foreign currency forwards	3,000	3,000	—	—	—
Foreign currency contracts	310	174	136	—	—
Interest rate and cross currency swaps	396	396	—	—	—
Commodity contracts	677	403	274	—	—
As at 31 December 2020	4,383	3,973	410	—	—
Foreign currency contracts	1,074	912	162	—	—
Interest rate and cross currency swaps	2,225	144	1,365	—	716
Commodity contracts	922	566	356	—	—
As at 31 December 2021	4,221	1,622	1,883	—	716
Foreign currency contracts	1,723	1,292	431	—	—
Interest rate and cross currency swaps	2,079	760	604	416	299
Commodity contracts	1,397	834	563	—	—
As at 31 December 2022	5,199	2,886	1,598	416	299
The Group recognised within other comprehensive income net gains of €3 million, €125 million and €25 million for the years ended 31 December 2022, 31 December 2021 and 31 December 2020, respectively, related to changes in the fair values of outstanding cash flow hedges. The amount of ineffectiveness associated with these cash flow hedges was not material during any year presented within these financial statements.
During 2021, the Group entered into deal contingent foreign currency forwards with a total notional amount of €5.6 billion in order to mitigate the foreign currency risk arising from the Acquisition. These instruments were recorded as cash flow hedges, and on completion of the Acquisition, gains of €84 million were reclassified to goodwill.

The following table summarises the net of tax effect for cash flow hedges for the periods presented within the consolidated income statement:

Cash flow hedging instruments	Location – Income statement	Amount of gain/(loss) reclassified from the hedging reserve into profit
		Year ended 31 December
		2022	2021	2020
		€ million	€ million	€ million
Foreign currency contracts	Cost of sales	19	(3)	1
Commodity contracts	Cost of sales	83	74	(33)
Commodity contracts	Selling and distribution expenses	34	2	(3)
Interest rate and cross currency swaps(A)	Finance costs	(86)	(78)	23
Total		50	(5)	(12)
(A)The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying debt instruments; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Fair value hedges
The Group has designated certain cross currency swaps used to mitigate FX risk and interest rate risk on foreign currency borrowings as fair value hedges. There is an economic relationship between the hedged item and the hedging instrument as the terms of the cross currency swap contracts match the terms of the fixed rate borrowings. The Group has established a hedge ratio of 1:1 for the hedging relationship.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	182

Notes to the consolidated financial statements continued
The following table summarises the Group’s outstanding fair value hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

		Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Fair value hedges	Total	€ million	€ million	€ million	€ million
As at 31 December 2020	—	—	—	—	—
Interest rate and cross currency swaps	166	—	—	—	166
As at 31 December 2021	166	—	—	—	166
Interest rate and cross currency swaps	1,165	—	—	500	665
As at 31 December 2022	1,165	—	—	500	665
The following table summarises the gains/(losses) recognised from fair value hedges that settled for the periods presented within the consolidated income statement:

Fair value hedges	Location – Income statement	Year ended 31 December
		2022	2021	2020
		€ million	€ million	€ million
Interest rate and cross currency swaps	Finance costs	2	(2)	—
Total		2	(2)	—
The carrying value of the hedged item recognised in borrowings is €1,019 million
(2021: €173 million), which includes accumulated amounts of fair value adjustments of
€(146) million (2021: €15 million).
Non-designated hedges
The Group periodically enters into derivative instruments that are designed to hedge various risks but are not designated as hedging instruments.
At times, it enters into other short-term non-designated hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with short-term intercompany loans and certain cash equivalents denominated in non-functional currencies. Changes in the fair value of outstanding non-designated hedges are recognised each reporting period in the line item on the consolidated income statement that is consistent with the nature of the hedged risk.
There were €29 million outstanding non-designated foreign currency hedges, hedging intercompany loans as at 31 December 2022. There were €59 million outstanding non-designated hedges as at 31 December 2021.

The following table summarises the gains/(losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented.

Non-designated hedging instruments	Location – Income statement	Year ended 31 December
		2022	2021	2020
		€ million	€ million	€ million
Commodity contracts	Selling and distribution expenses	—	—	(12)
Foreign currency contracts(A)	Non-operating items	(5)	—	(4)
Total		(5)	—	(16)
(A)The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Net investment hedges
The Group had no net investment hedges in place as at 31 December 2022 or 31 December 2021, however it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	183

Notes to the consolidated financial statements continued
Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Non-current:
Euro denominated bonds:
€350 million 2.625% Notes 2023	—	349
€500 million 1.125% Notes 2024	498	497
€350 million 2.375% Notes 2025	349	348
€250 million 2.75% Notes 2026(E)	240	249
€600 million 1.75% Notes 2026(E)	580	594
€400 million 1.50% Notes 2027(E)	370	397
€250 million 1.50% Notes 2027	259	261
€500 million 1.75% Notes 2028(E)	466	495
€750 million 0.20% Notes 2028	744	743
€500 million 1.125% Notes 2029	495	494
€500 million 1.875% Notes 2030(E)	472	496
€500 million 0.70% Notes 2031(E)	473	496
€800 million 0.00% Notes 2025	798	797
€700 million 0.50% Notes 2029	695	694
€1,000 million 0.875% Notes 2033	991	990
€750 million 1.50% Notes 2041	746	746
Foreign currency bonds (swapped into euro)(D):
US$850 million 0.50% Notes 2023	—	747
US$650 million 0.80% Notes 2024	608	571
US$500 million 1.50% Notes 2027	466	439

	Year ended 31 December
	2022	2021
	€ million	€ million
Australian dollar denominated bonds:
A$100 million 3.50% Notes 2024	66	68
A$30 million 4.166% Notes 2025	21	21
A$20 million 4.25% Notes 2025	14	14
A$30 million 4.125% Notes 2026	20	21
A$50 million 4.155% Notes 2028	35	36
A$133 million 2.45% Notes 2029	86	87
A$50 million 4.20% Notes 2031	36	37
A$187 million 4.20% Notes 2031	135	138
A$13 million 4.20% Notes 2031	9	10
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)(D):
US$25 million 4.34% Notes 2023	—	23
US$25 million 4.34% Notes 2023	—	23
NOK1 billion 3.04% Notes 2028	99	105
NOK750 million 2.75% Notes 2030	73	77
US$50 million 2.653% Notes 2030	47	45
JPY10 billion 4.15% Notes 2036(E)	74	90
JPY12.3 billion 1.06% Notes 2037(E)	71	83
Lease obligations	535	509
Total non-current borrowings	10,571	11,790

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	184

Notes to the consolidated financial statements continued

	Year ended 31 December
	2022	2021
	€ million	€ million
Current:
Euro denominated bonds:
€350 million 2.625% Notes 2023	350	—
€700 million 0.75% Notes 2022(A)	—	700
Foreign currency bonds (swapped into euro)(D):
US$850 million 0.50% Notes due 2023	797	—
Australian dollar denominated bonds:
A$200 million 3.375% Notes 2022(B)	—	129
A$30 million 5.06% Notes 2022(C)	—	20
A$125 million 3.125% Notes 2022(C)	—	81
Foreign currency bonds (swapped into New Zealand dollar)(D):
US$25 million 4.34% Notes 2023	24	—
US$25 million 4.34% Notes 2023	24	—
EUR commercial paper	—	285
Bank overdraft	—	1
Lease obligations	141	134
Total current borrowings	1,336	1,350
(A)In January 2022, the Group repaid prior to maturity the outstanding amount related to the €700 million 0.75% Notes due in February 2022.
(B)In March 2022, the Group repaid on maturity the outstanding amount related to the A$200 million 3.375% Notes 2022 acquired as part of the Acquisition.
(C)In July 2022, the Group repaid on maturity the outstanding amounts related to the A$30 million 5.06% Notes 2022 and A$125 million 3.125% Notes 2022 acquired as part of the Acquisition.
(D)Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
(E)Bond designated in full or partially in a fair value hedge relationship.
During the year, the Group entered into interest rate swaps with notional value of €1 billion, which were designated in a fair value hedge relationship with euro denominated bonds. As at 31 December 2022, fair value adjustments in respect of those interest rate swaps are €(130) million, included within non-current borrowings.
Borrowings are stated net of unamortised financing fees of €33 million and €42 million, as at 31 December 2022 and 31 December 2021, respectively.
Interest expense recognised on lease liabilities totalled €14 million, €10 million and €4 million in 2022, 2021 and 2020, respectively.

Credit facilities
During 2022, the amount available under the Group’s multi currency credit facility was €1.95 billion. This amount is available for borrowing with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfill their commitments to the Group as at the date of these consolidated financial statements. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2022, the Group had no amounts drawn under this credit facility.
Cash flows from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings	Borrowings, less current portion	Total
	€ million	€ million	€ million
As at 31 December 2020	805	6,382	7,187
Acquisition of CCL	381	1,251	1,632
Changes from financing cash flows
Proceeds from third party borrowings, net	—	4,877	4,877
Changes in short-term borrowings(B)	276	—	276
Repayments on third party borrowings(A)	(950)	—	(950)
Payment of principal and interest on lease obligations	(149)	—	(149)
Other non-cash changes
Amortisation of discount, premium and issue costs	—	(3)	(3)
Lease additions and other non-cash movements	39	83	122
Movement as a result of fair value hedges	6	9	15
Currency translation	33	100	133
Reclassifications	909	(909)	—
Total changes	545	5,408	5,953

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	185

Notes to the consolidated financial statements continued

	Current portion of borrowings	Borrowings, less current portion	Total
	€ million	€ million	€ million
As at 31 December 2021	1,350	11,790	13,140
Changes from financing cash flows
Changes in short-term borrowings(B)	(285)	—	(285)
Repayments on third party borrowings	(938)	—	(938)
Payment of principal and interest on lease obligations	(167)	—	(167)
Other financing activities	(1)	—	(1)
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	(1)	4	3
Lease additions and other non-cash movements	34	171	205
Movement as a result of fair value hedges	11	(172)	(161)
Currency translation	—	111	111
Reclassifications	1,333	(1,333)	—
Total changes	(14)	(1,219)	(1,233)
As at 31 December 2022	1,336	10,571	11,907
(A) This line item includes the impact of the cross currency swap hedge from USD to EUR.
(B) In 2022, changes in short-term borrowings include €2,464 million of newly issued and €2,749 million of repaid EUR commercial paper. In 2021, changes in short-term borrowings included €700 million and €424 million of newly issued and repaid EUR commercial paper, respectively.
Cash flows from financing activities includes €32 million, €27 million and €24 million of cash received related to income on a cross currency swap for 2022, 2021 and 2020, respectively.
Total cash outflows for leases were €167 million, €149 million and €120 million for the years ended 31 December 2022, 31 December 2021 and 31 December 2020, respectively.

Note 15
Trade and other payables
Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the reporting period, which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method. Trade payables are non-interest bearing and are normally settled between 60 to 70 days.
The Group participates in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these programmes are recorded as deductions from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. When these allowances are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume. The costs of these off-invoice customer marketing costs totalled €5.2 billion, €4.1 billion and €3.2 billion for 2022, 2021 and 2020, respectively.
The following table summarises trade and other payables as at the dates presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Trade accounts payable(A)	2,221	1,691
Accrued customer marketing costs	1,348	1,160
Accrued deposits	288	264
Accrued compensation and benefits	500	482
Accrued taxes(B)	253	220
Other accrued expenses	442	420
Total trade and other payables	5,052	4,237
(A)Includes amounts of €212 million (2021: €266 million) which are part of a supply chain finance programme facilitated by the Group. The programme permits suppliers to elect on an invoice by invoice basis to receive a discounted payment from the partner bank earlier than the agreed payment terms with the Group. If a supplier makes this election, the value and the due date of the invoice payable by the Group remains unchanged.
(B)This line item includes a payable of €57 million to the Spanish tax authorities. Refer to Note 25 for further details.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	186

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
The Group recognises termination benefits at the earlier of the following dates: (1) when the Group can no longer withdraw the offer of those benefits and (2) when the Group recognises costs for restructuring that is within the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for those benefits.
The following table summarises our non-current employee benefit liabilities as at the dates presented:

	Year ended 31 December
	2022			2021
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Retirement benefit obligation	—	77	77	—	103	103
Other employee benefit liabilities	—	31	31	—	35	35
Total non-current employee benefit liabilities	—	108	108	—	138	138

Defined benefit plans
The Group sponsors a number of defined benefit pension plans in Belgium, France, Germany, Great Britain, Luxembourg, Norway, Australia and Indonesia. The majority of the defined benefit plans are either career average, final salary or hybrid plans, and operate on a funded basis with assets held in external funds. The Group’s Great Britain plan (GB Scheme) is the most significant.
The GB Scheme’s defined benefit obligation includes benefits for current employees, former employees and current pensioners. The level of benefits provided (funded final salary pension) depends on the member’s length of service and salary at retirement age. Part of the pension may be exchanged for a tax free cash lump sum. The GB Scheme was closed to new members with effect from 1 October 2005 and is administered by a board of trustees, which is legally separate from the Group. The board of trustees is composed of representatives of both the employer and employees. The board of trustees is required by law to act in the interest of all relevant beneficiaries and is responsible for the investment policy with regard to the assets plus the day to day administration of the benefits.
On 8 October 2020, the Group announced a proposal to close the GB Scheme to future accrual, which was implemented on 31 March 2021. The affected employees were offered to enrol in the Group’s defined contribution scheme (DC scheme). Subsequent to the implementation of the closure of the GB Scheme, the members moved from active to deferred status, with future indexation of deferred pensions before retirement measured by reference to the consumer price index (CPI).
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary, which is used as the basis of determining the Group’s future contributions to the plan. The latest triennial valuation was carried out as at 5 April 2022 and has been updated to 31 December 2022 to reflect our defined benefit obligation, for known events and changes in market conditions as allowed under IAS 19, “Employee Benefits”.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	187

Notes to the consolidated financial statements continued
Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	Year ended 31 December
	2022			2021			2020
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Service cost	—	18	18	10	16	26	37	15	52
Past service (credit)/cost(A)	—	(2)	(2)	(29)	6	(23)	—	—	—
Net interest (income)/cost	(2)	1	(1)	1	1	2	1	1	2
Administrative expenses	—	1	1	1	1	2	2	—	2
Total cost	(2)	18	16	(17)	24	7	40	16	56
(A)Predominantly comprised of the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age in Indonesia.
Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	Year ended 31 December
	2022			2021			2020
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Actuarial (gain)/loss on defined benefit obligation arising during the period	(712)	(125)	(837)	(60)	(6)	(66)	159	1	160
Return on plan assets less/(greater) than discount rate	808	74	882	(177)	(58)	(235)	(72)	(17)	(89)
Net charge to other comprehensive income	96	(51)	45	(237)	(64)	(301)	87	(16)	71

Benefit obligation and fair value of plan assets
The following table summarises the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	Year ended 31 December
	2022			2021
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	1,739	674	2,413	1,733	607	2,340
Service cost	—	18	18	10	16	26
Past service (credit)/cost	—	(2)	(2)	(29)	6	(23)
Interest costs on defined benefit obligation	32	7	39	31	5	36
Plan participants contribution	—	28	28	—	59	59
Actuarial loss/(gain) – experience	26	7	33	1	1	2
Actuarial loss/(gain) – demographic assumptions	2	—	2	(1)	(1)	(2)
Actuarial (gain)/loss – financial assumptions	(740)	(132)	(872)	(60)	(6)	(66)
Benefit payments	(57)	(72)	(129)	(69)	(81)	(150)
Administrative expenses	—	1	1	1	1	2
Acquisition of CCL	—	—	—	—	66	66
Currency translation adjustments	(65)	—	(65)	122	1	123
Benefit obligation at end of plan year	937	529	1,466	1,739	674	2,413
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	1,840	664	2,504	1,568	564	2,132
Interest income on plan assets	34	6	40	30	4	34
Return on plan assets (less)/greater than discount rate	(808)	(74)	(882)	177	58	235
Plan participants contributions	—	28	28	—	59	59
Employer contributions	11	21	32	19	20	39
Benefit payments	(57)	(72)	(129)	(69)	(81)	(150)
Acquisition of CCL	—	—	—	—	40	40
Currency translation adjustment	(68)	(1)	(69)	115	—	115
Fair value of plan assets at end of plan year	952	572	1,524	1,840	664	2,504

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	188

Notes to the consolidated financial statements continued
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at 31 December 2022 is 16 years, including 17 years for the GB Scheme. The weighted average duration of the defined benefit plan obligation as at 31 December 2021 was 20 years, including 22 years for the GB Scheme.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	Year ended 31 December
	2022			2021
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Net benefit status:
Present value of obligation	(937)	(529)	(1,466)	(1,739)	(674)	(2,413)
Fair value of assets	952	572	1,524	1,840	664	2,504
Net benefit status:	15	43	58	101	(10)	91
Retirement benefit surplus (Note 25)	15	120	135	101	93	194
Retirement benefit obligation	—	(77)	(77)	—	(103)	(103)
The surplus for 2022 is primarily related to the defined benefit plans in Germany and Belgium as well as the GB Scheme. The surplus is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan.
Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	Year ended 31 December
	2022			2021
	GB	Rest of world	Average	GB	Rest of world	Average
Financial assumptions	%	%	%	%	%	%
Discount rate	4.8	4.0	4.5	1.9	1.4	1.8
Rate of compensation increase	N/A	3.6	3.6	N/A	3.2	3.2
Rate of price inflation	3.3	2.4	3.0	3.4	2.1	3.1

	Year ended 31 December
	2022			2021
Demographic assumptions (weighted average)(A)	GB	Rest of world	Average	GB	Rest of world	Average
Retiring at the end of the reporting period
Male	21.9	19.8	21.3	21.9	24.3	22.4
Female	24.4	23.1	24.0	24.4	27.7	25.0
Retiring 15 years after the end of the reporting period
Male	22.8	20.0	22.1	22.8	25.4	23.3
Female	25.5	23.5	24.9	25.5	28.5	26.1
(A)These assumptions translate into an average life expectancy in years, post-retirement, for an employee retiring at age 65.
The following tables summarise the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

		Year ended 31 December 2022
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(7.9)	(4.0)	(6.5)	8.6	4.4	7.1
Rate of compensation increase(A)	0.5%	N/A	1.6	0.6	N/A	(1.4)	(0.5)
Rate of price inflation	0.5%	3.9	3.1	3.6	(3.8)	(2.9)	(3.4)
Mortality rates	1 year	3.0	1.7	2.5	(2.8)	(1.7)	(2.4)

		Year ended 31 December 2021
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(9.9)	(4.8)	(8.5)	11.4	5.3	9.7
Rate of compensation increase(A)	0.5%	N/A	1.7	0.5	N/A	(1.5)	(0.4)
Rate of price inflation	0.5%	7.8	3.8	6.7	(6.8)	(3.5)	(5.9)
Mortality rates	1 year	4.0	2.1	3.5	(4.0)	(2.1)	(3.4)
(A)The compensation increase assumption is no longer applicable to the valuation of the defined benefit obligation associated with the GB Scheme in light of the plan closure effective 31 March 2021.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	189

Notes to the consolidated financial statements continued
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

Pension plan assets
There are formal investment policies for the assets associated with our pension plans. Policy objectives include: (1) maximising long-term return at acceptable risk levels; (2) diversifying among asset classes, if appropriate, and among investment managers; and (3) establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans and include requirements designed to mitigate risk, including quality and diversification standards. Asset allocation targets are based on periodic asset liability and/or risk budgeting study results, which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

The following table summarises pension plan assets measured at fair value as at the dates presented:

	Year ended 31 December 2022					Year ended 31 December 2021
	Total	Investments quoted in active markets		Unquoted investments		Total	Investments quoted in active markets		Unquoted investments
		GB	Rest of world	GB	Rest of world		GB	Rest of world	GB	Rest of world
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Equity securities(A)	185	—	185	—	—	221	—	221	—	—
Fixed income securities:(B)
Corporate bonds and notes	56	—	56	—	—	54	—	54	—	—
Government bonds (C)	692	1,131	28	(467)	—	1,506	1,476	30	—	—
Cash and other short-term investments(D)	28	23	5	—	—	6	1	5	—	—
Other investments:
Real estate funds(E)	274	43	15	216	—	346	—	39	306	1
Insurance contracts(F)	207	—	—	—	207	240	—	—	—	240
Investment funds(G)	76	—	5	—	71	73	—	—	—	73
Derivatives(H)	6	5	—	1	—	58	—	—	57	1
Total	1,524	1,202	294	(250)	278	2,504	1,477	349	363	315
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
(B)The fair values of the fixed income securities are determined based on quoted market prices in active markets. Bonds are held mainly in the currency of the geography of the plan.
(C)The unquoted amounts within this category relate to repurchase agreements (where the Scheme has sold government bonds with the agreement to repurchase at a fixed date and price). The commitment to repurchase the government bonds reduces the pension assets and are valued at the fair value based on the fixed repurchase price. The assets sold are reported at their fair value reflecting that the Scheme retains the risks and rewards of ownership of those assets. The asset portfolio of the GB Scheme was refined during 2022 by entering into repurchase agreement of government bonds in order to better match the Scheme liability and to offset the exposure to interests and inflation rates, whilst remaining invested in the assets of similar risk profile.
(D)Cash and other short-term investments are valued at €1.00/unit, which approximates fair value. Amounts are generally invested in cash or interest bearing accounts.
(E)The valuation of unquoted real estate funds is based on net assets value per share multiplied by the number of shares owned. For quoted real estate funds, the calculation is based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date.
(F)Insurance contracts exactly match the amount and timing of certain benefits, therefore the fair value of these insurance policies is deemed to be the present value of the related obligations.
(G)Primarily includes investments in equity securities, fixed income securities and combinations of both. Fair values are sourced from broker quotes.
(H)Derivatives are comprised of futures and return swaps the fair values of which are not based on quoted market prices in active markets.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	190

Notes to the consolidated financial statements continued
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
Contributions to pension plans totalled €32 million, €39 million and €52 million during the years ended 31 December 2022, 31 December 2021 and 31 December 2020, respectively. Included within the 2022 contribution is €11 million relating to the Partnership agreement. The Group expects to make contributions of €30 million for the full year ending 31 December 2023.
Other employee benefit liabilities
In certain territories, the Group has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time) employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €8 million and €10 million as at 31 December 2022 and 31 December 2021, respectively, and is included within the current portion of employee benefit liabilities. The non-current portion of these liabilities totalled €31 million and €35 million as at 31 December 2022 and 31 December 2021, respectively, and is included within employee benefit liabilities.
Defined contribution plans
The Group sponsors a number of defined contribution plans across its territories. Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €79 million for the year ended 31 December 2022, €62 million for the year ended 31 December 2021 and €34 million for the year ended 31 December 2020.

Note 17
Equity
Share capital
As at 31 December 2022, the Company has issued and fully paid 457,106,453 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of Shares	Share capital
	millions	€ million
As at 1 January 2020	456	5
Issuances of Shares	2	—
Cancellation of Shares	(3)	—
As at 31 December 2020	455	5
Issuance of Shares	1	—
Cancellation of Shares	—	—
As at 31 December 2021	456	5
Issuance of Shares	1	—
Cancellation of Shares	—	—
As at 31 December 2022	457	5
The number of Shares increased in 2022, 2021 and 2020 from the issue of 871,421, 1,589,522 and 1,310,833 Shares, respectively, following the exercise of share-based payment awards.
In connection with the Company’s share buyback programmes 3,065,200 shares were cancelled in 2020. No shares were repurchased in 2022 and 2021.
Share premium
The share premium account increased by cash received for the exercise of options by €14 million in 2022, €28 million in 2021 and €14 million in 2020.
Merger reserves
The consideration transferred to acquire CCIP and CCEG qualified for merger relief under the Companies Act. As such, the excess consideration transferred over nominal value of €287 million was required to be excluded from the share premium account and recorded to merger reserves.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	191

Notes to the consolidated financial statements continued
Other reserves
The following table summarises the balances in other reserves (net of tax) as at the dates presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Cash flow hedge reserve	104	151	20
Net investment hedge reserve	197	197	197
Foreign currency translation adjustment reserve	(728)	(509)	(754)
Reserve related to the acquisition of non-controlling interests	(79)	—	—
Other reserves(A)	(1)	5	—
Total other reserves	(507)	(156)	(537)
(A) Other reserves relates to cost of hedging which represents forward point on spot designations, time value of options and currency basis.

Movements, including the tax effects, in these accounts through to 31 December 2022 are included in the consolidated statement of comprehensive income.
Dividends
Dividends are recorded within the Group’s consolidated financial statements in the period in which they are paid.

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
First half dividend(A)	256	—	—
Second half dividend(B)	507	638	386
Total dividend on ordinary shares paid	763	638	386
(A)Dividend of €0.56 per Share was paid in first half of 2022.
(B)Dividend of €1.12 per Share was paid in second half of 2022.
A full year dividend of €1.40 per Share and €0.85 per Share were paid in 2021 and 2020, respectively.

Dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During 2022, an incremental dividend accrual of €3 million has been recognised (2021: €1 million, 2020: €1 million).
Non-controlling interest
In December 2022, the Group entered into a share purchase agreement (SPA) with TCCC to acquire the remaining 29.4% ownership interest of its subsidiary, PT Coca-Cola Bottling Indonesia, for a total consideration of €282 million. The acquisition is expected to be completed in the first quarter of 2023, following the resolution of customary conditions (refer to Note 27 for further details). As at 31 December 2022, the non-controlling interest of €205 million has been derecognised, other reserves have been decreased by €77 million and a redemption liability of
€282 million has been recorded within the Amounts payable to related parties line of our consolidated statement of financial position.
As at 31 December 2021, equity attributable to non-controlling interest was €177 million representing 29.4% of PT Coca-Cola Bottling Indonesia held by TCCC and 6.1% of Samoa Breweries Limited held by numerous investors.
Note 18
Total operating costs
The following tables summarise the significant cost items by nature within operating costs for the years presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Transportation costs(A)	851	631	447
Employee benefits	1,110	975	788
Depreciation of property, plant and equipment, excluding restructuring	246	245	219
Amortisation of intangible assets	7	4	1
Restructuring charges, including accelerated depreciation(B)	1	45	58
Other selling and distribution expenses	769	596	426
Total selling and distribution expenses	2,984	2,496	1,939
Transportation costs(A)	16	2	2
Employee benefits	544	462	353
Depreciation of property, plant and equipment, excluding restructuring	99	76	45
Amortisation of intangible assets	94	83	53
Acquisition related costs	3	49	11
Restructuring charges, including accelerated depreciation(B)	143	91	248
Other administrative expenses	351	311	271
Total administrative expenses	1,250	1,074	983
Total operating expenses	4,234	3,570	2,922
(A)Transportation costs include warehousing and delivery costs to the final customer destination. They exclude depreciation and amortisation.
(B)See restructuring costs on page 192.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	192

Notes to the consolidated financial statements continued

	Year ended 31 December
	2022	2021	2020
(B) Restructuring costs	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 23)	115	93	242
Amount of provision unused (Note 23)	(8)	(13)	(7)
Accelerated depreciation and non-cash costs	44	60	121
Other cash costs(A)	12	13	12
Total restructuring costs	163	153	368
Restructuring costs by function:
Cost of sales	19	17	62
Selling and distribution expenses	1	45	58
Administrative expenses	143	91	248
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
In 2022, as part of the continuation of this programme, the Group announced additional restructuring proposals, mainly related to the transformation of the full service vending operations and related initiatives in Germany. These initiatives resulted in €82 million of restructuring charges primarily related to expected severance costs.
During the year ended 31 December 2022, the Group incurred total restructuring charges related to this programme of €145 million, primarily made up of expected severance costs and accelerated depreciation.

Staff costs
Staff costs included within the income statement were as follows:

	Year ended 31 December
	2022	2021	2020
Employee costs	€ million	€ million	€ million
Wages and salaries	1,769	1,544	1,253
Social security costs	316	302	283
Pension and other employee benefits	233	170	119
Total employee costs	2,318	2,016	1,655
Directors’ remuneration information is disclosed in the Directors’ remuneration report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2022	2021	2020
	No. in thousands	No. in thousands	No. in thousands
Commercial	12.5	10.9	7.3
Supply chain	16.6	14.9	12.4
Support functions	4.0	3.9	2.5
Total average staff employed	33.1	29.7	22.2

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	193

Notes to the consolidated financial statements continued
Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	Year ended 31 December
	2022	2021	2020
	€ thousand	€ thousand	€ thousand
Audit of Parent Company and consolidated financial statements(A)	3,136	4,751	3,149
Audit of the Company’s subsidiaries	6,248	5,493	3,046
Total audit	9,384	10,244	6,195
Audit-related assurance services(B)	1,002	1,234	909
Other assurance services	213	313	279
Total audit and audit-related assurance services	10,599	11,791	7,383
All other services(C)	47	35	30
Total non-audit or non-audit-related assurance services	47	35	30
Total audit and all other fees	10,646	11,826	7,413
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
The following table summarises net finance costs for the years presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Interest income(A)	67	43	33
Interest expense on external debt(A)	(162)	(153)	(132)
Other finance costs(B)	(19)	(19)	(12)
Total finance costs, net	(114)	(129)	(111)
(A)Includes interest income and expense amounts, as applicable, on cross currency swaps and interest rate swaps. Cross currency swap and interest rate swap income totalled €50 million, €27 million and €24 million in 2022, 2021 and 2020, respectively. Cross currency swap and interest rate swap expense totalled €31 million, €14 million and €12 million in 2022, 2021 and 2020, respectively. Refer to Note 13 for further details.
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
TCCC exerts significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2022, 19.24% of the total outstanding Shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. The Group’s agreements with TCCC in each territory are for 10 year terms and each contains the right for the Group to request a 10 year renewal. The existing bottling agreements expire no earlier than 1 September 2025. Additionally, two of the Group’s 17 Directors are nominated by TCCC.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	194

Notes to the consolidated financial statements continued
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
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Amounts affecting revenue(A)	117	50	50
Amounts affecting cost of sales(B)	(3,805)	(3,056)	(2,555)
Amounts affecting operating expenses(C)	19	9	8
Total net amount affecting the consolidated income statement	(3,669)	(2,997)	(2,497)
(A)Amounts principally relate to fountain syrup and packaged product sales.
(B)Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
(C)Amounts principally relate to certain costs associated with new product development initiatives and reimbursement of certain marketing expenses.
The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Amounts due from TCCC	130	135
Amounts payable to TCCC	442	189
In December 2022, the Group entered into a share purchase agreement (SPA) with TCCC to acquire the remaining 29.4% ownership interest of its subsidiary, PT Coca-Cola Bottling Indonesia, for a total consideration of €282 million. The acquisition is expected to be completed in the first quarter of 2023, following the resolution of customary conditions (refer to Note 27 for further details). As at 31 December, we have recognised a redemption liability equalling the consideration amount, which is reflected within the amounts payable to related parties line of our consolidated statement of financial position.
In February 2022, the Group entered into asset sale arrangements with TCCC, pursuant to which, the Group agreed to sell certain non-alcoholic ready to drink beverage brands predominantly available in Australia and New Zealand, which were acquired as part of the business combination transaction consummated on 10 May 2021, for a total consideration approximating €182 million. The sale price approximated the fair value of the brands assessed at the acquisition date. These brands were classified as assets held for sale in our consolidated statement of financial position as at 31 December 2021. During the first half of 2022, the Group partially completed the asset sale transaction and expects to finalise the remaining portion during 2023. The remaining part of the transaction was initially expected to be finalised by the end of 2022, however, due to certain administrative procedures required to be performed, the completion was extended to the first half of 2023. The Group has also entered into commercial agreements with TCCC to facilitate ongoing manufacturing, distributing and/or selling activities pertaining to these brands. The consideration relating to the brands which are yet to be sold to TCCC amounts to €40 million and those brands are classified as assets held for sale in our consolidated statement of financial position as at 31 December 2022.
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. Receivables from TCCC are considered to be fully recoverable.
Transactions with Cobega companies
Cobega, S.A. (Cobega) exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2022, 20.87% of the total outstanding Shares in the Group were indirectly owned by Cobega through its ownership interest in Olive Partners, S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.
The principal transactions with Cobega are for the purchase of packaging materials and maintenance services for vending machines. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Amounts affecting revenue(A)	2	1	1
Amounts affecting cost of sales(B)	(76)	(49)	(43)
Amounts affecting operating expenses(C)	(17)	(11)	(8)
Total net amount affecting the consolidated income statement	(91)	(59)	(50)
(A)Amounts principally relate to packaged product sales.
(B)Amounts principally relate to the purchase of packaging materials and concentrate.
(C)Amounts principally relate to maintenance and repair services and transportation.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	195

Notes to the consolidated financial statements continued
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2022	2021
	€ million	€ million
Amounts due from Cobega	3	2
Amounts payable to Cobega	24	19
Terms and conditions of transactions with Cobega
Outstanding balances on transactions with Cobega are unsecured, interest free and generally settled in cash. Receivables from Cobega are considered to be fully recoverable.
Other related parties
Transactions with associates, joint ventures and other related parties
Joint venture investments relate to interests in a manufacturer of alcoholic beverages (divested during the first half of 2022), a service provider supporting the operation of container refund schemes in certain Australian states and a PET recycling plant in Indonesia.
Associate investments relate to interests in deposit scheme coordinators and a holding company of container deposit schemes in certain Australian states and territories. Associate investments also include the Group’s equity interests in early stage development companies as part of CCEP Ventures.
Other related parties include coordinators of container deposit schemes in certain Australian states over which significant influence is held.
The following table summarises the transactions with associates, joint ventures and other related parties:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Net amounts affecting consolidated income statement – associates(A)	(73)	(49)	—
Net amounts affecting consolidated income statement – joint ventures(B)	(9)	(9)	—
Net amounts affecting consolidated income statement – other related parties(A)	(85)	(52)	—
Total net amount affecting the consolidated income statement	(167)	(110)	—
(A)Amounts principally relate to container deposit scheme charges in Australia.
(B)Amounts principally relate to the purchase of finished products and resin.
The following table summarises the balances with associates, joint ventures and other related parties:

	Year ended 31 December
	2022	2021
	€ million	€ million
Amounts due from associates	6	6
Amounts payable to associates	9	—
Amounts payable to joint ventures	—	2
Amounts payable to other related parties	10	—
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

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	30	22	20
Post-employment benefits	—	—	1
Share-based payments	15	7	6
Termination benefits	—	—	5
Total	45	29	32
(A)Short-term employee benefits include wages, salaries and social security contributions, paid annual leave and paid sick leave, paid bonuses and non-monetary benefits.
The Group did not have any loans with key management personnel and was not party to any other transactions with key management personnel during the periods presented.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	196

Notes to the consolidated financial statements continued
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
2022, 2021 and 2020 results
The following table summarises the major components of income tax expense for the periods presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Current tax:
Current tax charge	460	323	230
Adjustment in respect of current tax from prior periods	(37)	(53)	3
Total current tax	423	270	233
Deferred tax:
Relating to the origination and reversal of temporary differences	35	6	(73)
Adjustment in respect of deferred income tax from prior periods	(22)	(9)	(6)
Relating to changes in tax rates or the imposition of new taxes	—	127	43
Total deferred tax	13	124	(36)
Income tax charge per the consolidated income statement	436	394	197

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	197

Notes to the consolidated financial statements continued
The following table summarises the taxes on items recognised in other comprehensive income (OCI) and directly within equity for the periods presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Taxes charged/(credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges	(20)	63	(4)
Deferred tax on net gain/loss on pension plan remeasurements	(11)	63	(16)
Current tax on net gain/loss on pension plan remeasurements	—	1	—
Total taxes charged/(credited) to OCI	(31)	127	(20)
Taxes charged/(credited) to equity:
Deferred tax charge/(credit): share-based compensation	(2)	(3)	1
Current tax charge/(credit): share-based compensation	(8)	—	(3)
Total taxes charged/(credited) to equity	(10)	(3)	(2)
The effective tax rate was 22.3%, 28.5% and 28.3% for the years ended 31 December 2022, 31 December 2021 and 31 December 2020, respectively. The parent company of the Group is a UK company.
Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	Year ended 31 December
	2022	2021	2020
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	1,957	1,382	695

Tax expense at the UK statutory rate	371	262	132
Taxation of foreign operations, net(A)	115	72	23
Non-deductible expense items for tax purposes	2	2	6
Rate and law change impact, net(B)(C)(D)	—	127	43
Deferred taxes not recognised	7	(7)	(4)
Adjustment in respect of prior periods(E)	(59)	(62)	(3)
Total provision for income taxes	436	394	197
(A)This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 19% (2021: 19%, 2020: 19%). In prior periods, this included the benefit of some income being fully or partially exempt from income taxes due to various operating and financing activities.
(B)In 2021, the UK enacted a law change that increased its tax rate to 25% with effect from 1 April 2023. The Group recognised a deferred tax expense of €123 million to reflect the impact of this change.
(C)In 2021, the Netherlands enacted a law change that increased its tax rate to 25.8% with effect from 1 January 2022. The Group recognised a deferred tax expense of €2 million to reflect the impact of this change.
(D)In 2021, Indonesia enacted a law change that retained its tax rate of 22% with effect from 1 January 2022, reversing a previously enacted decrease to 20%. The Group recognised a deferred tax expense of €2 million to reflect the impact of this change.
(E)The prior year adjustment is principally due to the reassessment of our uncertain tax positions and release of tax reserves that are no longer required primarily due to expiration of statute of limitations.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	198

Notes to the consolidated financial statements continued
Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the periods presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2020	1,982	187	(6)	(6)	(89)	(10)	49	2,107
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	1	2	(1)	(4)	8	(2)	(7)	(3)
Effect of tax rate changes on income statement	106	8	1	—	12	—	—	127
Amounts charged/(credited) directly to OCI	—	—	63	—	63	—	—	126
Amount charged/(credited) to equity	—	—	—	—	(3)	—	—	(3)
Acquired through business combinations	1,174	51	(19)	(4)	(6)	—	(20)	1,176
Effect of movements in foreign exchange	22	3	(2)	—	1	—	3	27
As at 31 December 2021	3,285	251	36	(14)	(14)	(12)	25	3,557
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(4)	(11)	5	7	5	—	11	13
Amounts charged/(credited) directly to OCI	—	—	(20)	—	(11)	—	—	(31)
Amount charged/(credited) to equity	—	—	—	—	(2)	—	—	(2)
Acquired through business combinations	(4)	2	—	—	—	—	—	(2)
Balance sheet reclassifications	(1)	(2)	(1)	(4)	—	—	4	(4)
Effect of movements in foreign exchange	(22)	(4)	(3)	—	(1)	—	(9)	(39)
As at 31 December 2022	3,254	236	17	(11)	(23)	(12)	31	3,492
Analysed as follows:
Deferred tax asset								(21)
Deferred tax liability								3,513
This net deferred tax liability includes a net liability of €1,174 million related to the 2021 Acquisition, a €36 million liability arising on assets capitalised under IFRS but expensed for tax, and a €22 million liability related to purchase accounting on earlier transactions in an acquired entity.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	199

Notes to the consolidated financial statements continued
Unrecognised tax items
The utilisation of tax losses and temporary differences carried forward, for which no deferred tax asset is currently recognised, is subject to the resolution of tax authority enquiries and the achievement of positive income in periods which are beyond the Group’s current business plan, and therefore this utilisation is uncertain.
The gross and tax effected amounts including expiry dates, where applicable, of unrecognised losses, tax credits and deductible temporary differences available for carry forward are as follows:

	Year ended 31 December
	2022		2021		2020
	€ million		€ million		€ million
	Gross amount	Tax effected	Gross amount	Tax effected	Gross amount	Tax effected
Tax losses expiring:
Within 10 years	—	—	—	—	7	2
Beyond 10 years	3	1	—	—	—	—
No time limit	1,799	330	1,803	310	1,802	278
	1,802	331	1,803	310	1,809	280
Tax credits expiring:
Within 10 years	58	58	100	100	122	122
Beyond 10 years	43	43	45	45	47	47
No time limit	—	—	—	—	—	—
	101	101	145	145	169	169
Deductible temporary differences
No time limit	79	20	53	11	65	14
	79	20	53	11	65	14
Total	1,982	452	2,001	466	2,043	463
As at 31 December 2022, no deferred tax liability has been recognised in respect of €309 million of unremitted earnings in subsidiaries, associates and joint ventures.
Tax provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk. As at 31 December 2022, €122 million of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.

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
Note 22
Share-based payment plans
The Group has an established Share options plan and a Long-Term Incentive Plan (LTIP) to certain executive and management level employees that provide for granting restricted stock units, some with performance and/or market conditions. These awards are designed to align the interests of executives and management with the interests of shareholders.
During 2022, the Group launched a new global Employee Share Purchase Plan (ESPP), which gives the employees the opportunity to purchase CCEP Shares on a regular basis and become a shareholder, promoting an ownership culture. Under the ESPP, participating employees are granted matching Shares given that certain vesting and non-vesting conditions are met.
The Group recognises compensation expense equal to the grant date fair value for all
share-based payment awards that are expected to vest. Expense is generally recorded on a     straight-line basis over the requisite service period for each separately vesting portion of the award.
During the years ended 31 December 2022, 31 December 2021 and 31 December 2020, compensation expense related to our share-based payment plans totalled €33 million, €17 million and €14 million, respectively.
Share options
Share options: (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant, (2) generally vest in three annual tranches over a period of
36 months and (3) expire 10 years from the date of grant. Generally, when options are exercised, new Shares will be issued rather than issuing treasury Shares, if available. No options were granted during the years ended 31 December 2022, 31 December 2021 and 31 December 2020. All options outstanding as at 31 December 2022, 31 December 2021 and 31 December 2020 were valued and had exercise prices in US dollars.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	200

Notes to the consolidated financial statements continued
The following table summarises our share option activity for the periods presented:

	2022		2021		2020
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	2,758	34.19	4,051	31.68	4,815	29.80
Granted	—	—	—	—	—	—
Exercised	(484)	29.00	(1,290)	26.33	(761)	19.79
Forfeited, expired or cancelled	(2)	23.21	(3)	19.68	(3)	31.97
Outstanding at end of year	2,272	35.30	2,758	34.19	4,051	31.68
Options exercisable at end of year	2,272	35.30	2,758	34.19	4,051	31.68
The weighted average Share price during the years ended 31 December 2022, 31 December 2021 and 31 December 2020 was US$51.21, US$55.68 and US$42.71, respectively.
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2022		2021		2020
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
15.01 to 25.00	—	0	151	0.85	931	1.75
25.01 to 40.00	2,272	2.20	2,607	3.04	3,120	3.85
Total	2,272	2.20	2,758	2.92	4,051	3.37
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
There were 0.1 million, 0.1 million and 0.2 million unvested RSUs outstanding with a weighted average grant date fair value of US$42.74, US$43.29 and US$41.77 as at 31 December 2022, 31 December 2021 and 31 December 2020, respectively.
PSU awards entitle the participant to the same benefits as RSUs. They generally vest subject to continued employment for a period of 36 months and the attainment of certain performance targets. There were 1.8 million, 1.3 million and 1.1 million of unvested PSUs with weighted average grant date fair values of US$41.65, US$43.07 and US$40.45 outstanding as at 31 December 2022, 31 December 2021 and 31 December 2020, respectively.
The PSUs granted in 2022, 2021 and 2020 are subject to performance conditions of absolute EPS and ROIC, each with a 42.5% weighting and to a sustainability metric, focused on the reduction of greenhouse gas emissions (CO2e) across our entire value chain with a 15% weighting.
Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted stock units and performance share units	2022	2021
Grant date fair value – service conditions (US$)	45.43	47.77
Grant date fair value – service and performance conditions (US$)	45.44	47.68
Employee share purchase plan
Through the ESPP, employees are able to contribute on a regular basis up to a maximum amount deducted from their salary for the purpose of purchasing CCEP Shares. Every quarter, for each purchased share, CCEP awards participating employees matching Shares at the same time. Participating employees become owners of the matching Shares 12 months after the award, as long as they remain in employment and do not sell the related purchased Shares during this period. Participants have all the rights of a shareholder in respect of their purchased Shares and matching Shares (once they are fully owned by the employees), including in respect of dividend rights and voting rights. During the year ended 31 December 2022, the Group recognised a compensation expense of €3 million related to the newly launched ESPP.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	201

Notes to the consolidated financial statements continued
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2020	208	15	14	237
Acquisition of CCL	9	—	—	9
Charged/(credited) to profit or loss:
Additional provisions recognised	93	6	5	104
Unused amounts reversed	(13)	—	(2)	(15)
Utilised during the period	(192)	(1)	(6)	(199)
Translation	(2)	—	—	(2)
As at 31 December 2021	103	20	11	134
Charged/(credited) to profit or loss:
Additional provisions recognised	115	7	2	124
Unused amounts reversed	(8)	(2)	(3)	(13)
Utilised during the period	(74)	(1)	(1)	(76)
Translation	1	—	—	1
As at 31 December 2022	137	24	9	170
Non-current	26	24	5	55
Current	111	—	4	115
As at 31 December 2022	137	24	9	170
(A)Other provisions primarily relate to property tax assessment provisions and legal reserves, and are not considered material to the consolidated financial statements.
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
Refer to Note 18 for further details regarding our restructuring programmes.
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
On 24 July 2020, a CCEP subsidiary ‘Associated Products & Distribution Proprietary Limited’ (APD), was joined to proceedings in the Supreme Court of Queensland between a Glencore joint venture and the State of Queensland, whereby APD’s entitlement to royalties, from its sub-surface strata and associated mineral rights, has been challenged by the State of Queensland. Since 2014 and through to 24 July 2020, CCEP has received and recognised approximately €50 million in royalties. Effective the commencement of the proceedings, royalties have been paid directly to court and/or state government and have not been recognised by the Group. In November 2022, the Group was granted a favourable court ruling confirming its entitlement to the past and future royalty payments arising from the ownership of the mineral rights. In December 2022, the Group recognised approximately €96 million of royalty income related to historical payments as well as the entitlement for the fourth quarter of 2022. This amount is reflected as “Other Income” in our consolidated income statement for the year ended 31 December 2022. As at 31 December 2022 the Group is exploring various opportunities in respect of a potential divestment of the mineral rights. Refer to Note 27 for further details.
Guarantees
In connection with ongoing litigation and tax matters in certain territories, guarantees of approximately €646 million have been issued (2021: €340 million). The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation. In addition, we have approximately €29 million of guarantees issued to third parties through the normal course of business (2021: €35 million). The guarantees have various terms and the amounts represent the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	202

Notes to the consolidated financial statements continued
Commitments
Commitments beyond 31 December 2022 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.1 billion as at 31 December 2022. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €109 million as at 31 December 2022. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time.
Lease agreements
As at 31 December 2022, the Group had committed to a number of lease agreements that have not yet commenced. The minimum lease payments for these lease agreements totalled €23 million.
Note 24
Other current assets and assets held for sale
Other current assets
The following table summarises the Group’s other current assets as at the dates presented:

	Year ended 31 December
	2022	2021
Other current assets	€ million	€ million
Prepayments	180	101
VAT receivables(A)	41	16
Coal royalties(B)	96	—
Miscellaneous receivables	162	154
Total other current assets	479	271
(A)This line item includes a receivable of €25 million from the Basque Region. Refer to Note 25 for further details.
(B)Amount relates to the royalty income recognised in connection with a favourable court ruling pertaining to the ownership of certain mineral rights in Australia. Refer to Note 23 for further detail.
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
Assets classified as held for sale as at 31 December 2022 totalled €94 million and are predominantly comprised of €40 million related to certain non-alcoholic ready to drink beverage brands, which are to be sold to TCCC (See Note 20 for further details), as well as €29 million related to a sale of property in Germany. The Group expects to complete these transactions during the first half of 2023.
Assets classified as held for sale as at 31 December 2021 totalled €223 million and were predominantly comprised of certain non-alcoholic ready to drink brands that were acquired as part of the Acquisition.
Note 25
Other non-current assets
The following table summarises the Group’s other non-current assets as at the dates presented:

	Year ended 31 December
	2022	2021
Other non-current assets	€ million	€ million
VAT receivables	—	214
Retirement benefit surplus (Note 16)	135	194
Investments	35	40
Other	82	86
Total other non-current assets	252	534
VAT receivables
As at 31 December 2021, the Group had a VAT receivable of €214 million, included within other non-current assets, relating to a dispute that began in 2014 between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region) as to the responsibility for refunding VAT to CCEP for years 2013 to 2016. Under relevant tax laws in Spain, conflicts between jurisdictions are ruled by a special Arbitration Board and the refund of the VAT is mandated following the resolution of the issue at the Arbitration Board. As a result of the Arbitration Board ruling issued in July 2022, €252 million, inclusive of interest, was received in December from the regional tax authorities of Bizkaia. As at 31 December 2022, in connection with the dispute and the ruling, the Group has an additional VAT receivable of €25 million from the Basque Region included within Other current assets, and a payable of €57 million to the Spanish tax authorities included within Trade and other payables, both inclusive of interest. We believe it remains a certainty that the Group will continue to be held neutral in respect of the VAT dispute.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	203

Notes to the consolidated financial statements continued
accounted investee, the carrying amount of the investment is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Group has an obligation to make payments on behalf of the investee.
Financial assets at fair value through other comprehensive income relate to equity investments. These investments are not held for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. There have been no significant changes in fair value of these investments during the period.
The following table summarises the Group’s carrying value of investments as at the dates presented:

	Year ended 31 December
	2022	2021
Investments	€ million	€ million
Investments accounted using equity method	33	35
Financial assets at fair value through other comprehensive income	2	5
Total investments	35	40

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
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings. To manage interest rate risk, the Group maintains a significant proportion of its borrowings at fixed rates. Approximately 90% and 95% of the Group’s interest bearing borrowings were comprised of fixed rate borrowings at 31 December 2022 and 31 December 2021, respectively. As part of the Acquisition, the Group acquired interest rate swaps used to hedge its interest rate risk associated with CCL-related borrowings. As at 31 December 2022 and 31 December 2021 the notional value of the Group’s interest rate swaps was €1,146 million and €291 million, respectively.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended 31 December 2022, 31 December 2021 and 31 December 2020, the Group’s finance costs and     pre-tax equity would change on an annual basis by approximately €9 million, €7 million and €2 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt. This estimate does not include the effects of other actions to mitigate this risk or changes in the Group’s financial structure.
Currency exchange rates
The Group’s exposure to the risk of changes in currency exchange rates relates primarily to its operating activities denominated in currencies other than the functional currency, the euro. To manage currency exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, foreign currency forward and option contracts with external third parties are used. Typically, up to 80% of anticipated cash flow exposures in each major foreign currency for the next calendar year are hedged using a combination of forward and option contracts with third parties.
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
The Group also has borrowing denominated in Australian dollars that are not swapped into euro and are converted as part of the currency translation of the net assets of API, and as such, movements in exchange rates would not impact profit.

	Change in currency rate	€ strengthens against US$	€ weakens against US$
Effect on profit before tax and pre-tax equity	%	€ million	€ million
Year ended 31 December 2022	10	197	(197)
Year ended 31 December 2021	10	176	(176)
Year ended 31 December 2020	10	33	(36)

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	204

Notes to the consolidated financial statements continued
Commodity price risk
The competitive marketplace in which the Group operates may limit its ability to recover increased costs through higher prices. As such, the Group is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminium, PET (plastic, including recycled PET, LDPE), ethylene, sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Group to establish the purchase price for certain commodities. Certain suppliers restrict the Group’s ability to hedge prices through supplier agreements. As a result, commodity hedging programmes are entered into and generally designated as hedging instruments. Refer to     Note 13 for more information. Typically, up to 80% of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties. The Group estimates that a 10% change in the market price of these commodities over the current market prices would affect operating profit during the next 12 months by approximately €150 million (2021: €116 million, 2020: €47 million). This does not take into account the effects of derivative instruments used to manage exposure to this risk or pricing agreements in place.
Credit risk
The Group is exposed to counterparty credit risk on all of its derivative financial instruments. Strict counterparty credit guidelines are maintained and only financial institutions that are investment grade or better are acceptable counterparties. Counterparty credit risk is continuously monitored and numerous counterparties are used to minimise exposure to potential defaults. Where required, collateral is paid between the counterparties to minimise counterparty risk. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. Included in trade and other payables is €25 million (2021: €46 million) related to collateral received from counterparties and included in other current assets is nil (2021: €4 million) related to collateral paid to counterparties.
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
The Group has amounts available for borrowing under a €1.95 billion multi currency credit facility (2021: €1.95 billion) with a syndicate of 13 banks. This credit facility matures in 2025 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2022, the Group had no amounts drawn under this credit facility.
During the year the Group implemented a new sustainability-linked supply chain finance programme. The facility is provided by a third party bank and will help our suppliers get paid earlier than under contractual credit terms. Supplier balances under supply chain finance facilities are disclosed in Note 15.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	205

Notes to the consolidated financial statements continued
The following table analyses the Group’s non-derivative financial liabilities and net settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2022
Trade and other payables	4,714	4,714	—	—	—
Amounts payable to related parties	485	485	—	—	—
Borrowings	12,314	1,336	2,597	2,179	6,202
Derivatives	263	76	17	51	119
Lease liabilities	752	149	217	129	257
Total financial liabilities	18,528	6,760	2,831	2,359	6,578
31 December 2021
Trade and other payables	3,933	3,933	—	—	—
Amounts payable to related parties	210	210	—	—	—
Borrowings	13,599	1,369	2,551	2,274	7,405
Derivatives	66	19	4	15	28
Lease liabilities	714	145	208	111	250
Total financial liabilities	18,522	5,676	2,763	2,400	7,683
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
The capital structure is managed and, as appropriate, adjustments are made in light of changes in economic conditions and the Group’s financial policy. The Group monitors its operating performance in the context of targeted financial leverage by comparing the ratio of net debt with adjusted EBITDA. Net debt is calculated as being the net of cash and cash equivalents, short-term investments, borrowings, fair value of hedging instruments related to borrowings and financial assets/liabilities related to borrowings. Adjusted EBITDA is calculated as EBITDA and adjusted for items impacting comparability.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	206

Notes to the consolidated financial statements continued
Note 27
Significant events after the reporting period
In January 2023, the Group extended the maturity date of the revolving credit facility from August 2025 to January 2028. The size of the facility remains unchanged at €1.95 billion.
On 15 February 2023, the Group completed the acquisition of the remaining 29.4% ownership interest of its subsidiary, PT Coca-Cola Bottling Indonesia, for a total consideration of
€282 million.
On 8 February 2023, the Group received a proposed VAT assessment for years 2017 to 2019, approximating €250 million, inclusive of interest, in relation to a dispute between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region) regarding the responsibility for ultimately refunding VAT to the Group. For the period under the proposed assessment, the VAT refund was issued by the Spanish tax authorities. In July 2022, the Arbitration Board ruled that the regional tax authorities of Bizkaia were responsible for refunding the VAT to the Group for years 2013 and 2016 (refer to Note 25 for additional details). We believe that the Group will continue to be held neutral in respect of the VAT dispute.
On 7 March 2023, the Group entered into an agreement to sell sub-strata and associated mineral rights in Queensland, Australia. Subject to regulatory approval, the transaction is expected to complete in the first half of 2023. The financial effects of the transaction will not be material for the Group.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	207

Notes to the consolidated financial statements continued
Note 28
Group companies
In accordance with section 409 of the Companies Act 2006, a full list of the Company’s subsidiaries, partnerships, associates, joint ventures and joint arrangements as at 31 December 2022 is disclosed below, along with the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by CCEP.

Name	Country of incorporation	% equity interest	Registered address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
Aguas De Cospeito, S.L.U.	Spain	100%	Crta. Pino km. 1 - 2, 27377, Cospeito (Lugo), Spain
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria , Burgos , Spain
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km, 3-35250, ingenio (Gran Canaria), Spain
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
Aitonomi AG	Switzerland	15%	Bruderhausstrasse 10, CH-6372 Ennetmoos, Switzerland
Amalgamated Beverages Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Apand Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Associated Products & Distribution Proprietary	Australia	100%(D)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
BBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2, Ireland
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda. Alcalde Alfonso Molina , S/N-15007, (A Coruna), Spain
Beganet, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950 , Esplugues de Llobregat, Spain
Beverage Bottlers (NQ) Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Beverage Bottlers (QLD) Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105, Reykjavík, Iceland
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Bottling Holding France SAS	France	100%	9 chemin de Bretagne , 92784, Issy-les-Moulineaux, France
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV ROTTERDAM, Netherlands
Bottling Holdings Europe Limited	United Kingdom	100%(B)(E)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	208

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Brewcorp Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Brewhouse Investments Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
C - C Bottlers Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Can Recycling (S.A.) Pty. Ltd.	Australia	100%(B)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245, Berlin, Germany
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%(I)	Stralauer Allee 4, 10245, Berlin, Germany
CC Iberian Partners Gestion S.L.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstrasse 20, 06126, Halle (Saale), Germany
CCA Bayswater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Finance (Australia) Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Finance (Ireland) Designated Activity Company	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2, Ireland
CCEP Group Services Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (Australia) Limited	United Kingdom	100%(A)(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (Australia) Pty Ltd	Australia	100%(A)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87, Haninge, Sweden
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Ventures Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Scottish Limited Partnership	United Kingdom	100%	52 Milton Road, East Kilbride, Glasgow, Scotland, G74 5DJ
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
Circular Plastics Australia (PET) Holdings Pty Ltd	Australia	16.67%	Building 3, 658 Church Street, Cremorne VIC 3121, Australia
Classic Brand (Europe) Designated Activity Company	Ireland	100%	4th Floor, 25-28 Adelaide Road, Dublin 2, D02 RY98, Ireland
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950 , Esplugues de Llobregat, Spain
Coca-Cola Amatil (UK) Limited	United Kingdom	100%(L)	1 Bartholomew Lane, London, EC2N 2AX, United Kingdom
Coca-Cola Europacific Partners (CDE Aust) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Fiji) Pte Limited	Fiji	100%	Lot 1, Ratu Dovi Road, Laucala Beach Estate, NASINU, Fiji

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	209

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Europacific Partners (Holdings) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Initial LP) Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners (Scotland) Limited	United Kingdom	100%	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ, United Kingdom
Coca-Cola Europacific Partners API Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Australia Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Belgium SRL/BV	Belgium	100%	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245, Berlin, Germany
Coca-Cola Europacific Partners France SAS	France	100%(G)	9 chemin de Bretagne , 92784, Issy-les-Moulineaux, France
Coca-Cola Europacific Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings NZ Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Holdings US, Inc.	United States	100%(A)(D)	Corporation Trust Center, 1209 Orange Street, Wilmington DE, USA
Coca-Cola Europacific Partners Iberia, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
Coca-Cola Europacific Partners Investments (Singapore) Pte. Ltd.	Singapore	100%	80 Robinson Road, #02-00, 068898, Singapore
Coca-Cola Europacific Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110, Reykjavik, Iceland
Coca-Cola Europacific Partners Luxembourg sàrl	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Coca-Cola Europacific Partners Nederland B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV ROTTERDAM, Netherlands
Coca-Cola Europacific Partners New Zealand Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
Coca-Cola Europacific Partners Papua New Guinea Limited	Papua New Guinea	100%	Section 23, Allotment 14, Milfordhaven Road, LAE, Morobe Province, 411, Papua New Guinea
Coca-Cola Europacific Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Portugal Unipessoal LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal, Portugal
Coca-Cola Europacific Partners Services Bulgaria EOOD	Bulgaria	100%	48 Sitnyakovo Blvd. , Serdika Centre , Office Building, floor 5 , Sofia , 1505, Bulgaria
Coca-Cola Europacific Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Services SRL	Belgium	100%(O)	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Sverige AB	Sweden	100%	136 87, Haninge, Sweden
Coca-Cola Europacific Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware, USA

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	210

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Europacific Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, USA
Coca-Cola Europacific Partners Vanuatu Limited	Vanuatu	100%	1st Floor, Govant Building, Kumul Highway, Port Vila, Vanuatu
Coca-Cola Immobilier SCI	France	100%(G)	9 chemin de Bretagne , 92784, Issy-les-Moulineaux, France
Coca-Cola Production SAS	France	100%	Zone d' entreprises de Bergues , 59380, Commune de Socx, France
Coca-Cola Australia Foundation Limited	Australia	—%(M)	Level 13 , 40 Mount Street , North Sydney NSW 2060, Australia
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18- 3ª (Granda) Siero - 33006, Oviedo, Spain
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, (Madrid), Spain
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta. , Maria de Poblet , 3646930, Quart de Poblet , Spain
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57 , Galdakao, 48960, Bizkaia, Spain
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
Container Exchange (QLD) Limited	Australia	—%(M)	Level 17, 100 Creek Street, Brisbane QLD 4000, Australia
Container Exchange (Services) Pty Ltd	Australia	50%	Maddocks, Angel Place, Level 27, 123 Pitt Street, Sydney NSW 2000, Australia
Conversia IT, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta , 28042, Madrid, Spain
Crusta Fruit Juices Proprietary Limited	Australia	100%(J)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford 25, Manzana 19, Complejo Pq.Ind.Juan , CARLOS I , 46220, Picassent , Valencia , Spain
Endurvinnslan hf.	Iceland	20%	Knarravogur 4, 104 Reykjavik, Iceland
Exchange for Change (ACT) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Exchange for Change (Australia) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Exchange for Change (NSW) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Feral Brewing Company Pty Ltd	Australia	100%(K)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Foodl B.V.	Netherlands	33.3%	HNK Utrecht West, V.02, Weg der Verenigde Naties 1, 3527 KT, Utrecht, Netherlands
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche , 21200, Dijon , France
Innovative Tap Solutions Inc.	United States	21.8%	300 Brookside Avenue, Ambler, PA 19002, USA
Instelling voor Bedrijfspensioenvoorziening Coca-Cola Europacific Partners Belgium/Coca-Cola Europacific Partners Services – Bedienden-Arbeiders OFP	Belgium	100%	1424 – B1070 Bergensesteenweg, Brussels, Belgium
Instelling voor Bedrijfspensioenvoorziening Coca-Cola Europacific Partners Belgium/Coca-Cola Europacific Partners Services – Kaderleden OFP	Belgium	100%	1424 – B1070 Bergensesteenweg, Brussels, Belgium

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	211

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Iparbal, 99 S.L.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain
Iparsoft, 2004 S.L.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain
Kollex GmbH	Germany	20%	Kottbusser Damm 25-26 , 10967, Berlin, Germany
Lavit Holdings Inc	United States	13.7%	27 West 20th Street, Suite 1004, New York NY 10011, USA
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnologico de Leganes , 28919, (Leganes), Spain
Mahija Parahita Nusantara Foundation	Indonesia	—%(M)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta , 12430, Indonesia
Matila Nominees Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Bottled Water Co Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail SA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater (VIC) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co. (QLD) Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail WA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Pacbev Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Paradise Beverages (Fiji) Pte Limited	Fiji	100%	122-164 Foster Road, Walu Bay, Suva, Fiji
PEÑA Umbria S.L.U.	Spain	100%	Av. Real Monasterio de Sta. , Maria de Poblet , 3646930, Quart de Poblet , Spain
Perfect Fruit Company Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
PT Amandina Bumi Nusantara	Indonesia	35.31%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta , 12430, Indonesia
PT Coca-Cola Bottling Indonesia	Indonesia	70.6%(C)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta , 12430, Indonesia
PT Coca-Cola Distribution Indonesia	Indonesia	70.63%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta , 12430, Indonesia
Purna Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Quenchy Crusta Sales Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Real Oz Water Supply Co (QLD) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309 , La Rinconada, Sevilla, Spain
Refrige SGPS, Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal, Portugal
Roalba, S.L.U.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	212

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Sale Proprietary Co 1 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 2 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 3 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 4 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 5 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 6 Pty Ltd	Australia	100%(P)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 7 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Samoa Breweries Limited	Samoa	93.85%	Vaitele Industrial Zone, Vaitele Tai, Faleata Sisifo, Samoa
Solares y Edificios Norteños, S.L.U.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain
Starstock Group Limited	United Kingdom	28.05%	2nd Floor, 140, Fenchurch Street, London, England, EC3M 6BL, United Kingdom
TasRecycle Limited	Australia	—%(N)	Level 9, 85 Macquarie Street, Hobart TAS 7000, Australia
VicRecycle Limited	Australia	—%(N)	HWL Ebsworth Lawyers, Level 8, 447 Collins Street, Melbourne VIC 3000, Australia
WA Return Recycle Renew Ltd	Australia	—%(M)	Unit 2, 1 Centro Avenue, Subiaco WA 6008, Australia
Wabi Portugal, Unipessoal LDA	Portugal	100%	Nº 16-A, Fracçao B, 5º Piso, Edificio Miraflores Premium Distrito: Lisboa Concelho: Oieras Freguesia: Algés, Linda-a-Velha e Cruz Quebrada-Dafundo 1495 190 Algés, Portugal
WB Investment Ireland 2 Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2, Ireland
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
WIH UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Wir Sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245, Berlin, Germany
(A)100% equity interest directly held by Coca-Cola Europacific Partners plc.
(B)Class A and B ordinary shares.
(C)Series A, B, and C shares.
(D)Including preference shares issued to the Group.
(E)38.3% equity interest directly held by Coca-Cola Europacific Partners plc (100% of A ordinary shares in issue).
(F)10% equity interest directly held by Coca-Cola Europacific Partners plc.
(G)Group shareholding of 99.99% or greater.
(H)Class A and B shares. The Group holds 49% of Class B shares.
(I)In liquidation.
(J)Class A and F shares.
(K)Includes ordinary shares and B Class shares.
(L)Strike off action in process.
(M)Company limited by guarantee. CCEP is a member along with one other member.
(N)Company limited by guarantee. CCEP is a member along with two other members.
(O)Class A, B and C ordinary shares.
(P)Includes redeemable preference shares and discretionary dividend shares issued to the Group.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	223

Risk factors

This section examines the risks Coca-Cola Europacific Partners (CCEP) faces as a business. These risks may change over time.
Packaging and recycling
Waste and pollution, and the legal and regulatory responses to these issues, could adversely impact our business.
Waste and pollution, particularly plastic and packaging waste, is a global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as land or marine litter. Concerns regarding the environmental impacts of packaging, have led to laws and regulations that aim to increase the collection and recycling of our packs; reduce packaging waste and litter, including through limiting the use of single use plastic; and introduce quotas for refillable packaging; as well as specific packaging design requirements.
EU member states are in the process of implementing regulations to comply with the obligations of the Single Use Plastics Directive. The obligations include a 90% collection target for plastic bottles by 2029, a requirement that plastic bottles contain at least 30% recycled content by 2030 and a requirement for plastic beverage bottles to include tethered closures by 2024. Some member states have adopted or are in the process of adopting regulations that are stricter than the minimum requirements of the Single Use Plastics Directive.
In November 2022, the European Commission released a proposed revision of the Packaging and Packaging Waste Directive setting mandatory reuse targets on soft drinks and carbonated alcoholic beverages of EU member states (10% by 2030 and 25% by 2040) as well as takeaway beverages filled at the point of sale (20% by 2030 and 80% by 2040), recycled content targets for plastic packaging (30% per single use plastic bottle by 2030 and 65% by 2040) and mandatory Deposit Return Scheme (DRS) by 1 January 2029 for single use plastic bottles and metal containers of up to three litres. Regulations will likely be adopted by EU member states in 2024.
In addition to initiatives at the EU level, several countries in which we operate also have or are planning other legislative or regulatory measures to reduce the use of single use plastics, including plastic beverage bottles, and/or to increase plastic collection and recycling. Such measures may include implementing a DRS under which a deposit fee is added to the consumer price, which is refunded to them if and when the bottle is returned. Other measures may include rules on recycled content, requirements to purchase Packaging Recovery Notes (PRN) to show that we meet our responsibilities for recycling and recovery of packaging waste, individual collection or recycling targets, or a “plastic tax”. The adoption of new or more stringent rules in the countries in which we operate could increase our costs and have a material negative impact on our results of operations.
We are also subject to regulations governing the contents of our packaging, and may become subject to more stringent regulations in that regard, For example, EFSA is re-evaluating the level of Bisphenol A (BPA) contact with food and proposes to drastically reduce the tolerable daily intake to a level which would impact our can coating and potentially rPET development considering the traces which could be found. We expect the European Commission, once EFSA makes its final recommendation in Q1 2023, to ban the use of BPA for food contact containers, creating a new procurement and financial constraint and cost.

If we fail to sufficiently address stakeholder concerns about packaging and recycling, or we are not able to adapt our business to new legislation and regulation on a timely or cost-effective basis, or at all, it could result in higher costs through packaging taxes, producer responsibility reform, regulatory fines, damage to corporate reputation or investor confidence, and a reduction of consumer acceptance of our products and packaging.
New recycling technologies may not work or may not be developed quickly enough.
We are exploring innovative ways to achieve the packaging targets that we have set ourselves and those imposed by legislation and regulation, for example by using plastic that has been recycled via enhanced/chemical recycling technologies. There is a risk that these new technologies may not be developed quickly enough or may not work as well as intended, which could limit our ability to mitigate the impact or restrictions on single use plastics. Also, these technologies may be more expensive than current solutions, potentially reducing our profitability.
Legal, regulatory and tax
Future changes to tax laws in the countries in which we operate could adversely affect our business.
We are subject to multiple national, state, regional, and local taxes in the jurisdictions in which we operate, including corporate income tax and sales tax. Tax is a complex evolving area, leading to the risk of increased or unexpected tax costs, and or additional tax reporting obligations. Tax laws could change on a prospective or retroactive basis. Any such changes could adversely affect our business and its affiliates, and there is no assurance that we would be able to maintain any particular worldwide effective corporate tax. An increase in our effective tax rate would negatively impact our results of operations.
The Organisation for Economic Co-operation and Development (OECD) and the Inclusive Framework (IF) have agreed to work together to create a consistent and coordinated approach to reform the international taxation rules to address the tax challenges arising from the digitalisation of the economy and to ensure that multinational enterprises (MNEs) pay a fair share of tax wherever they operate and generate profits (a two pillar solution). In 2021, the Global Anti Base Erosion Model Rules (Pillar Two) was published, providing for a minimum level of taxation on the income arising in each of the jurisdictions where large MNEs operate. The OECD has released detailed commentaries and an implementation framework in 2022, including the Safe Harbours and Penalty Relief guidance. The Pillar Two rules are intended to be implemented during 2023 to be effective from 1 January 2024. Most of the countries where we operate are expected to implement these rules within the indicated timeframe.
Additionally, direct or indirect taxes or other charges imposed on the sale of our products could increase costs or cause consumers to purchase fewer of them. Many countries in which we operate are looking to implement or increase such taxes. These may relate, for example, to the use of non-recycled plastic in beverage packaging, or the use of sugar or other sweeteners in our beverages. Such changes may arise through the raising of an existing tax or the imposition of a new one. For example, EU regulations set a uniform call rate of €0.80 per kilogram to the weight of plastic packaging waste generated in each member state that is not recycled. Every EU member state decides how to collect the money needed to fulfil its contribution. However, we expect some member states to install some sort of recoupment mechanism (a tax) at national level to retrieve the outlays made to the EU. Spain has already implemented a unique plastic tax, and the UK has introduced a plastic packaging tax independent of the European levy.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	224

Risk factors continued
Additional taxes levied on us or our products may increase our costs and decrease consumer demand for our products, which could have a material adverse effect on our results of operations.
Additional taxes levied on us could harm our financial results.
Our tax filings for various periods are or may be subject to current or future audit by tax authorities. These audits have resulted, and may in the future result in assessments of additional taxes, as well as interest and/or penalties, and could adversely affect our financial results. Changes in tax laws, regulations, court rulings, related interpretations, and tax accounting standards in countries in which we operate, or if we are unsuccessful in defending our tax positions, may adversely affect our financial results. Additionally, amounts we may need to repatriate for the payment of dividends, share buybacks, interest on debt, salaries and other costs may be subject to additional taxation when repatriated.
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
Legislative or regulatory changes that affect our operations, access to raw materials, products, distribution, or packaging could reduce demand for our products or increase our costs.
Our business model depends on making our products and packages available in multiple channels and locations. Laws that restrict our ability to do so, including laws affecting the promotion and distribution of our products, imposing levies on products with sugar and sweeteners, and limiting our ability to design or market certain packages, could increase our costs, decrease demand for our products, and negatively impact our financial results.
For example, our products are subject to, and may in the future be subject to additional marketing and commercial restrictions based on ultra-processed food or nutrition grounds, promotions or marketing to children, or pressure from customers or regulators to develop discriminatory front of pack labelling such as Nutriscore.
Additionally, we are subject to licensing and other regulatory requirements in the jurisdictions in which we operate, and changes in these rules could increase our compliance costs or impact our ability to operate.
We may be exposed to risks in relation to compliance with anti-corruption laws and other key regulations and economic sanctions programmes.
We and our subsidiaries are required to comply with the laws and regulations of the various countries in which we conduct business, as well as certain laws of other countries, including the US. In particular, our operations are subject to anti-corruption laws such as the US Foreign Corrupt Practices Act of 1977 (the FCPA), the UK Bribery Act 2010 (UKBA), the Spanish and Portuguese Criminal Codes and Sapin II, and other key regulations such as the corporate criminal offence provisions of the UK Criminal Finances Act 2017 and the General Data Protection Regulation (GDPR). We are also subject to economic sanction programmes, including those administered by the United Nations, the EU and the Office of Foreign Assets Control of the US Department of the Treasury (OFAC), and regulations set forth under the US Comprehensive Iran Sanctions, Accountability, and Divestment Act.
A GDPR violation could lead to fines of up to 4% of our global annual turnover, as well as negatively affect our reputation. In addition, EU personal data transfers to third countries are subject to significant and evolving compliance requirements, including risk assessments of foreign government surveillance, execution of standard contractual clauses with third parties and potential supplemental measures. Non-compliance with such transfer requirements would result in a GDPR violation.
The FCPA, UKBA, and other anti-corruption regulations are aimed at preventing bribery in dealings with foreign entities. These rules are complex and may reach our dealings with both public and private sector entities and officials. In our business dealings, we may deal with governments, state owned business enterprises, and private sector entities.
We do not currently operate in jurisdictions that are subject to territorial sanctions imposed by OFAC or other relevant sanction authorities. However, such economic sanction programmes restrict our ability to engage or confirm business dealings with certain sanctioned countries and with sanctioned parties.
Violations of the above, including anti-corruption, GDPR, economic sanctions, competition law or other applicable laws and regulations are punishable by civil and sometimes criminal penalties for individuals and companies. These penalties can include fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) to revocations or restrictions of licences, as well as criminal fines and imprisonment. Any violation within one of these compliance risk areas could have a negative impact on our reputation and on our ability to win future business.
We cannot guarantee that our compliance programmes, policies and procedures will be followed at all times, or that we will always detect and prevent violations of the applicable laws by our employees, consultants, agents or partners. Implementing new or additional internal compliance systems or oversights may also increase our operating costs.
Legal claims against our vendors could affect their ability to provide us with products and services, which could negatively impact our financial results.
Many of our vendors supply us with products and services that rely on certain intellectual property rights or other proprietary information, and are subject to other third party rights, laws and regulations. If these vendors face legal claims brought by third parties or regulatory authorities, they could be required to pay large settlements or even cease providing us with products and services as well as expose us to risk.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	225

Risk factors continued
These outcomes could require us to change vendors or develop replacement solutions or be subject to third party claims. This could result in business inefficiencies, delays, or higher costs, which could negatively impact our financial results.
Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.
We are a party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavourable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves or disclose the relevant claims or proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgement. Actual outcomes or losses may differ materially from those in the current assessments and estimates.
Improper conduct by our employees could damage our reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines as well as disgorgement of profits.
Business disruption
Global or regional catastrophic events could negatively impact our business and financial results.
Our business may be affected by prolonged internal and/or external disruptive events, including natural disasters such as hurricanes, floods, fires, earthquakes, and health crises such as pandemics, and man-made events such as wars and political turmoil, that may have a material impact on our ability to operate the business, or on our suppliers or customers. Recent examples of disruptive events include the COVID-19 pandemic and the current conflict between Russia and Ukraine, which have directly and indirectly impacted us and our consumers. Other examples include the loss of critical assets and infrastructure, the loss of (or loss of access to) critical employees, including through government lockdowns or industrial disputes, major information technology (IT) outages due to a cyber incident or similar, and the failure of third party supplied raw materials, critical services or utilities such as electricity, gas and water.
These disruptive events could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
Cyber and social engineering attacks and IT infrastructure
Cyber attacks, or a deficiency in our cyber security or a customer’s or supplier’s cyber security, could negatively impact our business.
As our reliance on IT increases, so will the risks posed to our internal and third party systems from cyber incidents.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our data or information systems. It could involve a third party gaining unauthorised access to systems, either unintentionally or through an intentional attack (such as activities due to war, state sponsored cyber terrorism, criminal attack, hacking or a computer virus), which could disrupt operations, compromise or corrupt data, damage our brand reputation, threaten our Company or employees and negatively impact our financial results.
Our business processes require high levels of integration between our IT systems and the systems of third parties (suppliers, customers, business partners, systems providers) and companies that we invest in or acquire. A cyber incident at any of those entities could either spread to our systems or indirectly have a negative impact on our ability to operate. Similarly, cyber attacks in one country might impact our ability to do business in other countries due to the dependencies on information systems and applications.
Technology failures could disrupt our operations and negatively impact our business.
We rely extensively on IT systems to process, transmit, store and protect electronic information. For example, our production and distribution facilities and inventory management all use IT to maximise efficiencies and minimise costs. Communication between our employees, customers, and suppliers also depends, to a large extent, on IT.
Our IT and operational technology (OT) systems may be vulnerable to interruptions due to implementation of new systems or systems upgrades (such as our system applications and product in data processing (SAP) and its modules) and events that may be beyond our control. These include, but are not limited to, natural disasters, telecommunications failures, power outages, hardware failures, human error and security issues, such as cyber attacks. Centralisation of IT systems might increase the impact of a failure of IT applications. We have IT security controls, processes and disaster recovery plans in place, but they may not be adequate or implemented effectively enough to ensure that our operations are not disrupted. If we miscalculate the level of investment needed, our software, hardware and maintenance practices could become out of date, and this could result in disruptions to our business. In addition, when we integrate new entities following investment or acquisition, the integration of IT systems and applications for those entities will increase the complexity and the risk level of our IT infrastructure.
Economic and political conditions
The deterioration of global and local economic and political conditions could adversely affect our business performance and share price.
Our performance is closely linked to the global economic cycle as well as macro and microeconomic conditions in the countries, regions and cities where we operate. Normally, slow economic growth or economic contraction decreases demand and drives down sales.
For example, adverse economic conditions decrease individuals’ disposable income, potentially leading to the purchase of cheaper private label brands, or avoiding buying beverage products altogether. A weak economic climate could also increase the likelihood of customer delinquencies and bankruptcies, which would increase the risk of accounts being deemed uncollectible. For these reasons, a slowing economy would likely adversely impact our business, operational results, financial condition and share price.
Currently, many major economies are going through monetary tightening to contain high inflation following a multi year monetary and fiscal expansion and supply chain dislocations. The war in Ukraine is further increasing the uncertainty and volatility, mainly through energy prices and supply uncertainty.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	226

Risk factors continued
The ongoing uncertainties around economic growth, employment, inflation, commodities, currencies, costs, and the availability of financial resources could directly impact our business, operating results, financial conditions, cash flows, liquidity requirements and share price. Geopolitical concerns are higher than last year, particularly with the war in Ukraine, the refugee crisis, and elections resulting in more populist or extremist parties gaining support and polarised coalition governments, creating a very volatile macroeconomic environment.
Other key external economic and political factors also have the potential to specifically impact API, including economic and political instability in Papua New Guinea (PNG) and the impact on foreign currency availability, tariffs and protectionism, geopolitical turbulence in the form of
US-China trade wars and trade tension between Australia and China. Low economic growth might be compounded in economies overly exposed to the tourism sector (e.g. Fiji, Bali and New Zealand to a degree) due to COVID-19 border restrictions and impact on people’s willingness to travel. Additionally, API is exposed to PNG liquidity risks and the associated impact on short-term profitability. Access to foreign exchange in PNG is limited due to a supply/demand imbalance of hard currency. The PNG kina (PGK) is considered to be overvalued. If the PNG Government requires assistance from the International Monetary Fund to fund its budget deficit, it could require the PGK to be devalued which could significantly impact API’s financial results upon translation of PGK earnings and balance sheet into Australian dollars.
Increases in costs, limitation of supplies, or lower than expected quality of raw materials could harm our financial results.
The cost of our raw materials, ingredients, packaging materials or energy could increase over time. If that happens, and if we are unable to pass the increased costs on to our customers in the form of higher prices, our financial results could be adversely affected.
We use supplier pricing agreements and derivative financial instruments to manage volatility and market risk for certain commodities. Generally, these hedging instruments establish the purchase price before the time of delivery, which may lock us into prices that are ultimately higher or lower than the actual market price at the time of delivery.
We continue to experience volatility in commodity prices and foreign exchange mainly driven by central banks’ global tightening policies; supply chain disruptions due to military conflicts, ever changing COVID-19 policies on a regional or global scale; political uncertainty across key global powers; and increased protectionist policies.
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
We are subject to interest rate risk, and changes in our debt rating could have a material adverse effect on interest costs and debt financing sources. Our debt rating can be materially influenced by a range of factors, including our financial performance, acquisitions, and investment decisions, as well as the capital management activities of The Coca-Cola Company (TCCC) and changes in the debt rating of TCCC.
The deterioration in political unity within the EU could significantly impact our financial results and reduce our competitiveness in the marketplace.
There are concerns regarding the short-term and long-term stability of the euro and pound sterling and the euro’s ability to serve as a single currency for a number of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to local currencies. In more extreme circumstances, they could exit the EU, and the Eurozone could be dissolved entirely. Should this occur, the assets we hold in a country that reintroduces local currency could be subject to significant changes in value when expressed in euros. Furthermore, the full or partial dissolution of the euro, the exit of one or more EU member states from the EU or the full dissolution of the EU could cause significant volatility and disruption to the global economy. This could affect our ability to access capital at acceptable financing costs, the availability of supplies and materials, and demand for our products, all of which could adversely impact our financial results.
If it becomes necessary for us to use additional currencies, we would be subjected to additional earnings volatility as amounts in these currencies are translated into euros.
Consequences of Brexit could continue to impact our profits.
The EU and the United Kingdom (UK) Trade and Cooperation Agreement (TCA) provides the framework for the relationship between the EU and the UK and consists of a free trade agreement, a partnership for citizens’ security and a horizontal agreement on governance.
Besides trade in goods and services, the TCA also covers a broad range of areas, such as investment, competition, state aid, tax transparency, air and road transport, energy and sustainability, data protection, and social security coordination. The EU and the UK may agree to additional agreements covering other areas of cooperation in the future.
The full impact of Brexit is still unclear and there is still uncertainty about the future relationship between the EU and the UK. Our operations may be adversely affected if this relationship deteriorates or if further trade restrictions are implemented.
Political instability could negatively impact our operations and profits.
We continue to be exposed to risks associated with political instability in different parts of our territories.
Such instability could result in prolonged political, economic and operational uncertainty for our business, our customers and consumers, with potential impacts on tourism, private consumption and regulation.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	227

Risk factors continued
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
We operate in the highly competitive beverage industry and face strong competition from other general and speciality beverage companies. The timing and effectiveness of our response to continued and increased competitor and customer consolidations and marketplace competition may result in lower than expected net pricing of our products. Additionally, the loss of key contracts or customers to our competitors may decrease our sales volume, revenues and profitability and damage our reputation.
Changes in our relationships with large customers may adversely impact our financial results.
A significant amount of our volume is sold through large retail chains, including supermarkets and wholesalers. Many of these customers are consolidating, or are forming buying groups, which increases their purchasing power. They may seek to use this to improve their profitability through lower prices, increased emphasis on generic and other private label brands, or increased promotional programmes and payment of rebates.
Competition from hard discount retailers and online retailers continues to challenge traditional retail outlets. This can increase the pressure on all customer margins, which may then be reflected in pressure on suppliers such as us.
In addition, from time to time a customer or customers choose(s) to temporarily or permanently stop selling some of our products as a result of disputes with us.
These factors, can have a negative impact on the availability of our products, and our profitability.
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
Some of the territories in which we operate permit imports of products manufactured by bottlers from countries outside our territories. When these imports come from members of the EEA, we are prohibited from taking action to stop such imports.
Climate change and water
Water scarcity and additional regulations on water supply or use could adversely impact our business.
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
Climate change, and the legal and regulatory responses there, could adversely impact our business.
Climate change is resulting in global average temperature increases and extreme weather conditions around the world. More frequent extreme weather events, such as storms or floods in our territories, could disrupt our facilities and distribution network, further impacting our business. It may also lead to decreased agricultural productivity in certain regions of the world that limits the availability or increases the cost of key raw materials that we use to produce our products. Additional climate laws may affect other areas of our business, such a production, distribution, packaging or the cost of raw materials.
Concern over climate change has led to more environmental legislative and regulatory initiatives at an EU and national level. These include areas such as greenhouse gas (GHG) emissions, water use and energy efficiency. At the EU level, the proposed European Climate law provides for a reduction in GHG by at least 55% compared to 1990 levels by 2030, in line with the EU’s goal of becoming carbon neutral by 2050. Also, at a national level, we have seen several countries in which we operate introduce, or start the process of introducing, legislation and regulation.
Governments and private parties are increasingly filing lawsuits or initiating regulatory action based on allegations that certain public statements regarding sustainability-related matters and practices by companies are "greenwashing," i.e. misleading information or false claims overstating potential benefits. Threat of such actions presents additional uncertainty regarding the extent we may face increased risk of liability stemming from our climate change or sustainability practices.
As part of our commitment to addressing our climate change impacts, we are investing in technologies that improve the energy efficiency of our operations and reduce GHG emissions related to our packaging, cold drink equipment (CDE) and transportation. In general, the cost of these investments is greater than investments in less energy efficient technologies, and the period of return is often longer, and there is a risk that we may not achieve our desired returns.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	228

Risk factors continued
Perceived health impact of our beverages and ingredients, and changing consumer buying trends
Health concerns could reduce consumer demand for some
of our products, impacting our financial performance.
There is concern that the public health consequences of obesity, particularly among young people, are increasing. Health advocates and dietary guidelines suggest that consumption of sugar sweetened beverages is a cause of increased obesity rates, and are encouraging consumers to reduce or eliminate consumption of such products. In addition, governments have introduced stronger regulations around the marketing, labelling, packaging, or sale of sugar sweetened beverages. These concerns and regulations could reduce demand for, or increase the cost of our sugar sweetened beverages.
At the same time, there is additional scrutiny by WHO, EFSA and national health authorities on sweeteners with many studies and impact assessments on health ongoing. Some of these studies may lead to additional regulatory constraints or additional tax, like in France, where a soda tax applies to both products with sugar and sweeteners.
Consumer trends have also led to an increased demand for low-calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, coffees and beverages with natural ingredients. If we are unable to meet this demand by providing a broad enough range of products, our business and financial results could be negatively impacted.
Business transformation, integration and digital capability
We may not identify sufficient initiatives to realise our cost saving goals to stay competitive.
We continue to assess opportunities for improvements as part of the ongoing business strategy to enable us to remain competitive in the future. This strategic objective encompasses three areas: technology transformation, supply chain and commercial improvements, and working efficiently with our partners and franchisors.
The initiatives are complex due to their multi functional and multi country nature. Ineffective coordination and control over single initiatives and interdependent initiatives could result in us failing to realise the expected benefits.
Restructuring could cause labour and union unrest.
Since our inception, we have restructured in all countries and functions, resulting in a combination of redeployment and layoffs. While we continue to look for opportunities to maintain and improve our position within the market, this might have a negative impact on our relationship with our employee representatives and social partners, and could cause labour and union unrest. Continual change might trigger change fatigue among our people or social unrest in the event that such changes result in industrial action.
In the past, we have sought to minimise union unrest through constructive social dialogue, e.g. on employability, which has not affected our ability to achieve our objectives. However, there is no guarantee that our efforts will continue to be successful or have the desired effect.

Miscalculation of our need for infrastructure investment could impact our financial results.
To support revenue growth we are investing in our infrastructure, including CDE, fleet, technology, sales force, digital capability and production equipment. There is a risk that these investments will not generate the projected returns, either because of market or technological changes, ineffective adoption of capabilities, or because the projected requirements of the investments differ from actual levels. This could adversely affect our financial results.
We may not be able to execute our strategy to pursue suitable acquisitions or may have difficulty integrating acquired businesses.
Our strategy involves, in part, pursuing disciplined and attractive investments, which are intended to create shareholder value. Our efforts to execute this strategy require us to identify suitable acquisition targets, negotiate, and close acquisition and development transactions. Further, to the extent that we are able to identify suitable investments, may not proceed as anticipated or that management attention will be diverted by such opportunities, and there is no guarantee that these investments will support our growth or achieve the intended result.
People and wellbeing
Failure to attract, retain and motivate existing and future employees.
Our ability to achieve our strategic objectives is reliant on having the right talent and people. The increasing importance of flexible working and future work topics brings the challenge of attracting, retaining and motivating existing and future employees who have the right talent, required technical skill set, and the expected levels of motivation to deliver. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement, industrial action, reputational damage or litigation.
Increases in the cost of wages and employee benefits, including pension retirement benefits, could impact our financial results and cash flow.
The increases in the cost of wages and employee benefits, including retirement benefits, may affect our financial results and cash flow.
The increasing inflationary trend combined with high employment levels we see globally will put pressure on future wage negotiations and the anticipated salary budget. We are engaged in a dialogue with social partners on this issue. However, we cannot guarantee that our efforts will be successful in creating consensus or that unions representing our employees will not take future actions that are disadvantageous to us.
Adverse effects on our people’s health, wellbeing and safety could impact our business.
Failure to adequately manage workplace hazards or abide by our health and safety policies and guidelines could result in injuries and death of our people. In turn, this can have an adverse impact on employee engagement and productivity levels. The COVID-19 pandemic may continue to affect the business with a higher degree of mental health issues and increased absence rates for employees. Wellbeing initiatives require new approaches to reach all employees, especially when restructuring takes place, which potentially increases the risk to us of long-term absence and loss of productivity levels.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	229

Risk factors continued
Relationship with TCCC and other franchisors
Our business success, including our financial results, depends on our relationship with TCCC and other franchisors.
Around 90% of our revenue for the year ended 31 December 2022 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute these products through fixed term bottling agreements with TCCC, which typically include the following terms:
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
Disagreements with TCCC concerning business issues may lead TCCC to act adversely to our interests with respect to these relationships, which could have a material adverse effect on our business, results of operations, business and customers relationships, and reputation.

TCCC and Olive Partners, S.A. (Olive Partners) hold significant shareholdings in CCEP and their views may differ from those of our public shareholders.
Around 19% and 36% of CCEP’s Shares are owned by European Refreshments (ER, a wholly owned subsidiary of TCCC) and Olive Partners respectively. Five of our directors, including the Chairman, were nominated by Olive Partners, and two of our directors were nominated by ER. As a result of their shareholdings and board seats, TCCC and Olive Partners can influence matters requiring shareholder and Board approval, subject to our Articles of Association and the Shareholders’ Agreement. The views and interests of TCCC and Olive Partners may not always align with each other or those of other shareholders.
Product quality
Our business could be adversely affected if we, TCCC or other franchisors and manufacturers of the products we distribute are unable to maintain a positive brand image as a result of product safety, product quality, food defence or food fraud issues.
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
Product liability claims or product recalls could also negatively impact our brand image and business results. We could be liable if the consumption of our products causes injuries or illness. We could also be required to recall products if they become unsafe to consume through contamination, damage or because of labelling errors such as the failure to declare an allergen.
Opinions about our business, including opinions about the health and safety of our products, can spread quickly through social media. If we fail to respond to any negative opinions effectively and in a timely manner, this could harm the perception of our brands and damage our reputation, regardless of the validity of the statements, and negatively impact our financial results.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	230

Other Group information
Shareholder information
The Company was incorporated in England and Wales on 4 August 2015, as a private company under the Companies Act 2006 (the Companies Act). On 4 May 2016, the Company was registered as a public company limited by shares and changed its name from Coca-Cola European Partners Limited to Coca-Cola European Partners plc. On 10 May 2021, the Company changed its name from Coca-Cola European Partners plc to Coca-Cola Europacific Partners plc. It is registered at Companies House, Cardiff, under company number 9717350. The business address for Directors and senior management is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, England.
The Company is resident in the UK for tax purposes. Its primary objective is to make, sell and distribute ready to drink beverages.
Annual General Meeting
It is intended that the Company’s 2023 Annual General Meeting (AGM) will be held on 24 May 2023. However, shareholders will be notified if the Company may be required to make alternative arrangements.
Registered shareholders will be sent a Notice of AGM, or notice of availability of the Notice of AGM, closer to the time of the AGM, and will be notified of any change affecting the AGM through an appropriate channel.
Directors and senior management
Biographies of the Directors and senior management are set out on pages 89 - 96. Sol Daurella and Alfonso Líbano Daurella are first cousins.
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
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella and José Ignacio Comenge, who indirectly owned 7.3% (33,357,869 Shares), 1.5% (6,696,072 Shares), and 1.7% (7,836,065 Shares) of the Shares outstanding as of 28 February 2023, respectively, no Director or member of senior management individually owned more than 1% of the Company’s Shares as of 28 February 2023.
Table 1 shows the number of share options held by Directors and other members of senior management as at 28 February 2023, including the applicable exercise price and the date when the applicable exercise period ends.
Other employee-related matters
Note 18 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2022, we had around 33,000 employees, of whom none were located in the US. We have seen a significant increase in the number of employees as a result of API integration. A number of our employees in Europe and API are covered by collectively bargained labour agreements, most of which do not expire. However, wage rates, in some countries must be renegotiated at various dates throughout 2023. We believe we will be able to renegotiate these wage rates with satisfactory terms.

Table 1
Share options held by Directors and other members of senior management as at 28 February 2023

Name	Grant date	Expiry date	Exercise price	Total number of Shares subject to outstanding options including exercisable and unvested options
Damian Gammell	5 November 2015	5 November 2025	US$39.00	324,643
Veronique Vuillod	31 October 2013	31 October 2023	US$31.46	1,777
Veronique Vuillod	30 October 2014	30 October 2024	US$32.51	3,200

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	231

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
As at 31 December 2022, the Company had 457,106,453 Shares, nominal value €0.01 per share, issued and fully paid. As at 28 February 2023, the Company had 457,187,830 Shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.

Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 304,514,012 Shares (as of 28 February 2023) to be allotted and issued, subject to the restrictions set out below:
(1)pursuant to a shareholder resolution passed on 27 May 2022 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:
a.up to a nominal amount of €1,522,570.06 (representing 152,257,006 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(b) below in excess of such sum); and
b.comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,045,140.12 (representing 304,514,012 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(a) above) in connection with an offer by way of a rights issue:
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
(2)pursuant to a shareholder resolution passed on 27 May 2022 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 1 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:
a.to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 1(b) above, by way of a rights issue only):
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
b.in the case of the authority granted under paragraph 1(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 2(a) above) up to a nominal amount of €228,385.50 (representing 22,838,550 Shares).

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	232

Other Group information continued
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. At our 2022 AGM, our shareholders passed a special resolution that allows us to buy back our own Shares in the market as permitted by the Companies Act. On 13 February 2020, the Board announced a share buyback programme of up to €1 billion. All Shares repurchased as part of the buyback programme have been cancelled. Details of the Shares bought back are provided under Share buyback programme below. In light of macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced the suspension of the buyback programme until further notice.
Share-based payment awards
Table 2 shows the share-based payment awards outstanding under each of the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 31 December 2022 and 28 February 2023.

For more details about the share plans and awards granted see Note 22 to the consolidated financial statements on pages 199-200
History of share capital
Table 3 on page 233 sets out the history of our share capital for the period from 1 January 2020 until 28 February 2023.
Share buyback programme
The maximum number of Shares authorised for purchase at the 2022 AGM was 45,677,101 Shares, representing 10% of the issued Shares at 11 April 2022, reduced by the number of Shares purchased, or agreed to be purchased after 11 April 2022 and before 27 May 2022. No Shares have been purchased under the 2022 shareholder authority as at the date of this report. The existing authority to buy back Shares will expire at the 2023 AGM. We intend to seek shareholder approval to renew the authority to buy back Shares.
US shareholders
To the knowledge of the Company, 205 holders of record with an address in the US held a total of 457,119,678 Shares (or 99.98% of the total number of issued Shares outstanding) as at 28 February 2023. However, some Shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of Shares resident in the US.

Table 2
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2022	Total number of Shares awarded to employees outstanding as at 28 February 2023(B)	Price per Share payable on exercise/ transfer (US$)	Expiration date (dd/mm/yy)
2010 Plan	31/10/13	Option	194,978	190,848	31.46	31/10/23
	30/10/14	Option	1,067,554	992,004	32.51	30/10/24
	05/11/15	Option	1,009,881	1,009,881	39.00	05/11/25
CCEP LTIP	17/03/20	PSU	379,240	379,075	—	17/03/23
	17/03/20	RSU	35,833	35,807	—	17/03/23
	14/12/20	PSU	14,504	14,504	—	17/03/23
	14/12/20	RSU	3,744	3,744	—	17/03/23
	25/06/21	PSU	312	312	—	17/03/23
	25/06/21	RSU	620	—	—	22/02/23
	25/06/21	RSU	312	312	—	17/03/23
	29/09/21	PSU	435,153	432,204	—	15/03/24
	29/09/21	RSU	39,831	39,545	—	15/03/24
	25/11/21	PSU	670	670	—	15/03/24
	25/11/21	RSU	34	34	—	15/03/24
	10/03/22	PSU	473,753	469,533	—	09/03/25
	10/03/22	RSU	1,146	1,146	—	17/03/23
	10/03/22	RSU	1,521	1,521	—	15/03/24
	10/03/22	RSU	375	375	—	01/03/25
	10/03/22	RSU	46,236	45,789	—	09/03/25
	05/09/22	PSU	11,800	11,800	—	10/03/25
(A)PSU is performance share unit. RSU is restricted stock unit.
(B)When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	233

Other Group information continued
Table 3
Share capital history

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January 2020	Opening balance	456,399,877	N/A	456,399,877
1 January to 31 December 2020	Shares issued in connection with the exercise of stock options	763,103	Exercise price per Share ranging from US$18.40 to US$32.51	457,162,980
1 January to 31 December 2020	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	547,730	Nil	457,710,710
1 January to 31 December 2020	Shares cancelled as part of buyback programme	(3,065,200)	€128 million	454,645,510
1 January to 31 December 2021	Shares issued in connection with the exercise of stock options	1,290,506	Exercise price per Share ranging from US$19.68 to US$32.51	455,936,016
1 January to 31 December 2021	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	299,016	Nil	456,235,032
1 January to 31 December 2021	Shares cancelled as part of buyback programme	—	—	456,235,032

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January to 31 December 2022	Shares issued in connection with the exercise of stock options	482,420	Exercise price per Share ranging from US$23.21 to US$32.51	456,717,452
1 January to 31 December 2022	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	389,001	Nil	457,106,453
1 January to 31 December 2022	Shares cancelled as part of buyback programme	—	—	457,106,453
1 January to 28 February 2023	Shares issued in connection with the exercise of stock options	80,757	Exercise price per Share ranging from US$31.46 to US$32.51	457,187,210
1 January to 28 February 2023	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	620	Nil	457,187,830
1 January to 28 February 2023	Shares cancelled as part of buyback programme	—	—	457,187,830

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	234

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

For more about our relationships with franchisors, see the Risk factors on page 229

Competition
CCEP competes mainly in the manufacturing, sale and distribution of non-alcoholic ready to drink (NARTD) beverages industry and adjacencies, including squashes/cordials, hot beverages, low alcoholic beverages and premium spirits. CCEP competes in the Western Europe and API segments, and primarily manufactures, sells and distributes the products of TCCC, as well as those of other franchisors such as Monster Energy.
CCEP competes mainly with:
•NARTD and non-alcoholic, non-ready to drink (for example squashes/cordials and hot beverages) brand and private label manufacturers, sellers and distributors
•Alcoholic beverage manufacturers, sellers and distributors – in the sense that some of their products may be considered to be substitutes to CCEP’s own products for certain consumer occasions. More recently, CCEP entered the hard seltzer market and intends to make further entrances with alcoholic ready to drink in the near future with launches such as Jack Daniel’s & Coke RTD.
A small number of such companies may also be contracted by CCEP as manufacturers (e.g. co-packers) or commercial partners (e.g. on behalf of which CCEP sells and/or distributes, or which sells and/or distributes on CCEP’s behalf).
CCEP sells and distributes to a wide range of customers, including both physical and online food and beverage retailers, wholesalers and out of retail customers. The market is highly competitive and all CCEP customers and consumers may choose freely between products of CCEP and its competitors. Many of CCEP’s customers are under increasing competitive pressure, including with the increasing market share of discounters, the growth of e-commerce food and beverage players, increase of private label, emergence of quick commerce and customer consolidation.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	235

Other Group information continued
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks these can pose to our business are set out in our Principal risks on pages 64-71 and in our Risk factors on pages 223-229. By responding to these challenges positively, we can gain a competitive advantage.
Material contracts
Neither the Company (nor any member of the Group) has entered into any material contracts, for the two years immediately preceding publication of this report, that are to be performed in whole or in part at or after the filing of this report, other than contracts entered into in the ordinary course of business.
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
Our Annual Report on Form 20-F is also available on our website at ir.cocacolaep.com/financial-reports-and-results/integrated-reports. Shareholders may also order a hard copy, free of charge – see Useful addresses on page 257.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	236

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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	237

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
Information reporting and backup withholding
Dividends with respect to Shares and proceeds from the sale or other disposition of Shares received in the US or through certain US-related financial intermediaries by a non-US holder, may be subject to information reporting and backup withholding unless such non-US holder provides to the applicable withholding agent the required certification showing its non-US status, such as a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	238

Other Group information continued
Selected financial data
The following selected financial data has been extracted from, and should be read in conjunction with the consolidated financial statements of the Group and their accompanying notes.
On 10 May 2021, Coca-Cola European Partners plc (Legacy CCEP) acquired Coca-Cola Amatil Limited (referred to as CCL pre-acquisition, and API post-Acquisition), and subsequently changed its name to Coca-Cola Europacific Partners plc (the Company, or Parent Company). The financial results presented herein for the period from 1 January 2018 through to the Acquisition date refer to Legacy CCEP and its consolidated subsidiaries, and the period from the Acquisition date to 31 December 2022 refer to the combined financial results of CCEP.
The financial information presented here has been prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

	2022	2021	2020	2019	2018
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	17,320	13,763	10,606	12,017	11,518
Cost of sales	(11,096)	(8,677)	(6,871)	(7,424)	(7,060)
Gross profit	6,224	5,086	3,735	4,593	4,458
Selling and distribution expenses	(2,984)	(2,496)	(1,939)	(2,258)	(2,178)
Administrative expenses	(1,250)	(1,074)	(983)	(787)	(980)
Other Income	96	—	—	—	—
Operating profit	2,086	1,516	813	1,548	1,300
Finance income	67	43	33	49	47
Finance costs	(181)	(172)	(144)	(145)	(140)
Total finance costs, net	(114)	(129)	(111)	(96)	(93)
Non-operating items	(15)	(5)	(7)	2	(2)
Profit before taxes	1,957	1,382	695	1,454	1,205
Taxes	(436)	(394)	(197)	(364)	(296)
Profit after taxes	1,521	988	498	1,090	909

	2022	2021	2020	2019	2018
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	22,770	23,330	15,161	15,582	15,225
Current assets	6,543	5,760	4,076	3,103	2,991
Total assets	29,313	29,090	19,237	18,685	18,216
Non-current liabilities	14,553	15,787	9,072	8,414	7,860
Current liabilities	7,313	6,093	4,140	4,115	3,792
Total liabilities	21,866	21,880	13,212	12,529	11,652
Total equity	7,447	7,210	6,025	6,156	6,564
Total equity and liabilities	29,313	29,090	19,237	18,685	18,216

Capital stock data
Number of shares (in millions)	457	456	455	456	475
Share capital (in € million)	5	5	5	5	5
Share premium (in € million)	234	220	192	178	152

Per share data
Basic earnings per share (€)	3.30	2.15	1.09	2.34	1.88
Diluted earnings per share (€)	3.29	2.15	1.09	2.32	1.86
Dividends declared per share (€)	1.68	1.40	0.85	1.24	1.06

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	239

Other Group information continued
Operations review
Revenue
Revenue increased by €3.5 billion, or 26.0%, from €13.8 billion in 2021 to €17.3 billion in 2022. Refer to the Business and financial review for a discussion of significant factors that impacted revenue in 2022, as compared to 2021.
2021 vs 2020
Refer to Other Information – Other Group information – Operations review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.
Volume
Refer to the Business and financial review for a discussion of significant factors that impacted volume in 2022, as compared to 2021.
2021 vs 2020
Refer to Other Information – Other Group information – Operations review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.
Cost of sales
On a reported basis, cost of sales increased 28.0%, from €8.7 billion in 2021 to €11.1 billion in 2022. Refer to the Business and financial review for a discussion of significant factors that impacted cost of sales in 2022, as compared to 2021.
2021 vs 2020
Refer to Other Information – Other Group information – Operations review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.
Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2022	2021
	€ million	€ million
Selling and distribution expenses	2,984	2,496
Administrative expenses	1,250	1,074
Total	4,234	3,570

On a reported basis, total operating expenses increased by 18.5% from €3.6 billion in 2021 to     €4.2 billion in 2022, reflecting the full year impact of the API operations acquired in 2021.
Selling and distribution expenses increased by €488 million, or 19.5%, versus 2021, primarily driven by the full year impact of the Acquisition and an increase in variable expenses such as logistic costs due to higher volumes, partially offset by a continued focus on discretionary spend optimisation in areas such as trade marketing expenses, travel and meetings.
Administrative expenses increased by €176 million, or 16.5%, versus 2021, mainly reflecting increased inflation and the continuation of restructuring activity related to the Accelerate Competitiveness programme.
2021 vs 2020
Refer to Other Information – Other Group information – Operations review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.
Finance costs, net
Finance costs, net totalled €114 million and €129 million in 2022 and 2021, respectively. The following table summarises the primary items impacting our interest expense during the periods presented:

	2022	2021
Average outstanding debt balance (€ million)	12,431	11,428
Weighted average cost of debt during the year	1.3%	1.2%
Fixed rate debt (% of portfolio)	90%	95%
Floating rate debt (% of portfolio)	10%	5%
Non-operating items
Non-operating items represented an expense of €15 million in 2022 and an expense of         €5 million in 2021. Non-operating expenses include remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions. Non-operating items also include the Group’s share of the profit or loss after tax of equity accounted investments and impairments.
Tax expense
In 2022, our reported effective tax rate was 22.3%. The decrease from 2021 is largely due to the remeasurement of deferred tax positions following the enactment of tax rate changes in the United Kingdom, the Netherlands and Indonesia in the prior period.
In 2021, our reported effective tax rate was 28.5%. This includes a €127 million deferred tax expense due to the enactment of corporate income tax increases in the UK and the Netherlands as well as an enacted law change in Indonesia which held its statutory income tax rate, reversing a previously enacted rate reduction.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	240

Other Group information continued
Cash flow and liquidity review
Liquidity and capital resources
Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt and equity securities and bank borrowings. Based on information currently available, we do not believe we are at significant risk of default by our counterparties.
The Group satisfies seasonal working capital needs and other financing requirements with operating cash flow, cash on hand, short-term borrowings and a line of credit. No new borrowings were issued during the year. At 31 December 2022, the Group had €1,195 million in third party debt maturities in the next 12 months, €350 million in the form of euro denominated notes, €797 million of US dollar denominated notes swapped into euro and €48 million of US dollar denominated notes swapped into New Zealand dollar. No short-term commercial papers were issued at 31 December 2022. In addition to using operating cash flow and cash in hand, the Group may repay its short-term obligations by issuing more debt, which may take the form of commercial paper and/or longer-term debt. Further details regarding the level of borrowings at the year end are provided in Note 14 of the consolidated financial statements.
In line with our commitments to deliver long-term value to shareholders, in April and November 2022 the Board declared interim dividends of €0.56 and €1.12 per Share, respectively, maintaining annualised dividend payout ratio of approximately 50%. For the year ended 31 December 2022, dividend payments totalled €763 million.
On 23 March 2020, in response to COVID-19, the Board took the decision to suspend the share buyback programme. No shares were repurchased in 2022.
Credit ratings and covenants
The Group’s credit ratings are periodically reviewed by rating agencies. The ratings outlook from Moody’s and Fitch is stable and continue to be investment-grade as at end of 2022. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities of TCCC, and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of cash flow activities
2022
During 2022, our primary sources of cash included: (1) €2,932 million from operating activities, net of cash payments related to restructuring programmes of €86 million and contributions to our defined benefit pension plans of €32 million; and (2) proceeds of €143 million related to the sale of certain non-alcoholic ready to drink brands to TCCC.
Our primary uses of cash were: (1) repayments on borrowings of €1,223 million, repayments of principal on lease obligations of €153 million (refer to Financing activities below) and net interest payments of €130 million; (3) dividend payments of €763 million; (4) spend on property, plant and equipment of €500 million and software of €103 million; (5) investments in short-term financial assets of €207 million .

2021
During 2021, our primary sources of cash included: (1) €2,117 million from operating activities, net of cash payments related to restructuring programmes of €205 million and contributions to our defined benefit pension plans of €39 million; and (2) proceeds of €5.2 billion from the issuance of debt for acquisition purposes.
Our primary uses of cash were: (1) acquisition of CCL, net of cash acquired, of €5.4 billion; (2) repayments on borrowings of €950 million, repayments of principal on lease obligations of     €139 million (refer to Financing activities below) and net interest payments of €97 million; (3) dividend payments of €638 million; and (4) spend on property, plant and equipment of     €349 million and software of €97 million.
The discussion of our 2020 cash flow activities has not been included as this can be found under Other Information – Other Group information – Cash flow and liquidity review of the 2020 Annual Report on Form 20-F, filed on 12 March 2021.
Operating activities
2022 vs 2021
Our cash derived from operating activities totalled €2,932 million in 2022 versus €2,117 million in 2021. This increase was primarily due to the full year impact of inclusion of the API operations acquired in 2021 and the impact of increased revenue performance.
2021 vs 2020
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.
Investing activities
2022 vs 2021
During 2022, net proceeds related to the sale of certain non-alcoholic ready to drink brands to TCCC totalled €143 million. Net outflows related to short-term investments were €207 million.
Capital asset investments represent a primary use of cash for our investing activities. The following table summarises the capital investments for the periods presented:

	2022	2021
	€ million	€ million
Supply chain infrastructure	393	267
Cold drink equipment	83	76
Fleet and other	24	6
Total capital asset investments	500	349

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	241

Other Group information continued
Investments in supply chain infrastructure relate to investments in our manufacturing and distribution facilities. In addition, during 2022 the Group spent €103 million (2021: €97 million) on capitalised development activity, primarily in relation to the continuation of our business capability programme.
During 2023, we expect our capital expenditures to be invested in similar categories as those listed in the table above. While the level of capital expenditure is uncertain, we expect our operating cash flow, cash in hand and available short-term capital resources will be sufficient to fund future capital expenditures.
2022 vs 2021
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.
Financing activities
2022 vs 2021
Our net cash used in financing activities totalled €2,276 million in 2022. In 2021, net cash from financing activities totalled €3,289 million.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of debt	Maturity date	Rate	2022	2021
€800 million notes	September 2025	0.00%	—	797
€700 million notes	September 2029	0.50%	—	693
€1,000 million notes	May 2033	0.88%	—	990
€750 million notes	May 2041	1.50%	—	745
US$850 million notes	May 2023	0.50%	—	702
US$650 million notes	May 2024	0.80%	—	537
US$500 million notes	January 2027	1.50%	—	413
Total issuances of debt, less short-term borrowings, net of issuance costs			—	4,877
Net issuances of short-term borrowings	—	(A)	—	276
Total issuances of debt, net			—	5,153

Payments on debt	Maturity date	Rate	2022	2021
€700 million	February 2022	0.75%	(700)	—
A$200 million	March 2022	3.38%	(134)	—
A$30 million	July 2022	5.06%	(20)	—
A$125 million	July 2022	3.13%	(84)	—
€350 million	November 2021	floating	—	(350)
US$300 million	September 2021	4.50%	—	(174)
US$250 million	August 2021	3.25%	—	(223)
A$100 million	May 2021	4.63%	—	(65)
A$45 million	July 2021	6.65%	—	(30)
JPY3 billion	August 2021	2.54%	—	(24)
A$100 million	August 2021	4.25%	—	(65)
A$30 million	September 2021	5.95%	—	(19)
Lease obligations	—	—	(153)	(139)
Total repayments on third party borrowings, less short-term borrowings			(1,091)	(1,089)
Net payments of short-term borrowings	—	(A)	(285)	—
Total payments on debt			(1,376)	(1,089)
(A)These amounts represent short-term euro commercial paper with varying interest rates. In 2022, changes in short-term borrowings include €2,464 million of newly issued and €2,749 million of repaid EUR commercial paper. In 2021, changes in short-term borrowings included €700 million and €424 million of newly issued and repaid EUR commercial paper, respectively
Our financing activities during 2022 included dividend payments totalling €763 million, based on a full year dividend rate of €1.68 per Share. In 2021, dividend payments totalled €638 million.
There were no payments under the share buyback programme in 2022 and 2021.
There were no drawdowns from our credit facility in 2022 and 2021. The facility was undrawn at 31 December 2022 and 31 December 2021, respectively.
Lease obligations
During the year ended 31 December 2022 and 31 December 2021, total cash outflows from payments of principal on lease obligations were €153 million and €139 million, respectively.
2022 vs 2021
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	242

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

Contractual obligations
The following table reflects the Group's contractual obligations as at 31 December 2022:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings and interest obligations(A)	12,314	1,336	2,597	2,179	6,202
Lease obligations(B)	753	171	215	123	244
Purchase agreements(C)	114	49	40	8	17
	13,181	1,556	2,852	2,310	6,463
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
(B)These amounts represent the Group’s future lease payments including amounts representing interest, obligations related to lease agreements committed to but not yet commenced and lease payments due under non-cancellable short-term or low value lease agreements.
(C)These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €109 million as at 31 December 2022. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time. These are excluded from the table above. The Group expects that the net cash flows generated from operating activities will be able to meet these liabilities as they fall due.
The above table does not include the impact of contractual obligations related to derivative financial instruments. A table containing this information is presented in Note 26 of the consolidated financial statements. Furthermore, the exact timing of our tax provisions is not certain and these have been excluded from the above table. Refer to Note 21 of the consolidated financial statements for further information.
The above table also does not reflect employee benefit liabilities of €116 million, which include current liabilities of €8 million and non-current liabilities of €108 million as at 31 December 2022. Refer to Note 16 of the consolidated financial statements for further information.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	243

Other Group information continued
Properties
The Group’s principal properties include production facilities, distribution and logistics centres, shared service centres, business unit headquarter offices and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2022:

	Great Britain	France	Belgium/ Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	1	—	—	—	—	—	2	1	—	4
Owned	4	5	3	1	1	1	14	10	2	41
Total	5	5	3	1	1	1	16	11	2	45
Distribution and logistics facilities
Leased	1	—	2	—	1	—	13	3	—	20
Owned	—	—	—	—	—	—	7	4	—	11
Total	1	—	2	—	1	—	20	7	—	31
Corporate offices and business unit headquarters
Leased	2	1	1	1	—	—	1	3	—	9
Owned	—	—	—	—	—	—	—	—	—	—
Total	2	1	1	1	—	—	1	3	—	9

	Australia	New Zealand and Pacific Islands	Indonesia and Papua New Guinea	Total
Production facilities(A)(B)
Leased	10	5	—	15
Owned	3	7	11	21
Total	13	12	11	36
Distribution and logistics facilities
Leased	9	4	9	22
Owned	2	—	3	5
Total	11	4	12	27
Corporate offices and business unit headquarters
Leased	1	1	1	3
Owned				—
Total	1	1	1	3
(A)All production facilities are a combination of production and warehouse facilities.
(B)Production facilities include NARTD, alcoholic beverage and other production facilities.

The Group uses two shared service centres, both located in Bulgaria.
The Group’s principal properties cover approximately 5.8 million square metres in the aggregate of which 0.9 million square metres is leased and 4.9 million square metres is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2022, the Group operated approximately 14 thousand vehicles of various types, the majority of which are leased. The Group also owned approximately 1.5 million pieces of cold drink equipment, principally coolers and vending machines.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	244

Other Group information continued
Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e) under the Exchange Act, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US SEC’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at 31 December 2022. Based on that evaluation, the Group’s CEO and CFO have concluded that the Group’s disclosure controls and procedures were effective.
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

Management, with the participation of the CEO and CFO, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2022, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2022 was effective. Ernst & Young LLP (EY), the Group’s independent registered public accounting firm, has issued a report on the Group’s internal control over financial reporting as at 31 December 2022, which is set out on page 159.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2022 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Auditor’s fees and services
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	245

Form 20-F table of cross references

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	B – Capitalization and indebtedness	n/a
	C – Reasons for the offer and use of proceeds	n/a
	D – Risk factors	223-229
Item 4	Information on the Company
	A – History and development of the Company	165, 168, 191, 230, 235, 240-241, 257
	B – Business overview	2-3, 5-6, 74-85, 161, 168-170, 174-176, 227, 234-235, 242
	C – Organizational structure	207-212
	D – Property, plants and equipment	174-176, 243
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A – Operating Results	76-85, 239-243
	B – Liquidity and capital resources	80-81, 240-241
	C – Research and development, patents and licences, etc	143
	D – Trend information	74-85
	E – Critical Accounting Estimates	n/a
Item 6	Directors, Senior Management and Employees
	A – Directors and senior management	89-96, 230
	B – Compensation	119-140, 195
	C – Board practices	88-97, 111-116, 119-140, 230
	D – Employees	192, 230
	E – Share ownership	61, 136-137, 230
	F – Recovery of Erroneously Awarded Compensation	n/a
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	142
	B – Related Party Transactions	193-195
	C – Interests of experts and counsel	n/a

Page
Item 8	Financial Information
	A – Consolidated Statements and Other Financial Information	82, 103, 157-212, 235, 238-244
	B – Significant Changes	206
Item 9	The Offer and Listing
	A – Offer and listing details	231
	B – Plan of distribution	n/a
	C – Markets	231
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the issue	n/a
Item 10	Additional Information
	A – Share capital	231-233
	B – Memorandum and articles of association	235
	C – Material contracts	235
	D – Exchange controls	235
	E – Taxation	235-237
	F – Dividends and paying agents	n/a
	G – Statement by experts	n/a
	H – Documents on display	235
	I – Subsidiary Information	207-212
Item 11	Quantitative and Qualitative Disclosures about Market Risk	203-205
Item 12	Description of Securities Other than Equity Securities
	A – Debt Securities	n/a
	B – Warrants and Rights	n/a
	C – Other Securities	n/a
	D – American Depository Shares	n/a

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	246

Form 20-F table of cross references continued

Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	159, 244
Item 16A	Audit Committee Financial Expert	98, 112
Item 16B	Code of Ethics	99
Item 16C	Principal Accountant Fees and Services	193, 244
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	142, 232
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	98-99
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Part III
Item 17	Financial Statements	160-164
Item 18	Financial Statements	n/a
Item 19	Exhibits	247

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	247

Exhibits
The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov.

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 99.1 to CCEP’s Form 6-K filed with the SEC on May 30, 2019).
Exhibit 2	Description of rights attached to each class of CCEP securities registered under Section 12 of the Exchange Act as at 31 December 2022.
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

Exhibit 8	List of Subsidiaries of the Company (included in Note 28 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell.
Exhibit 12.2	Rule 13a-14(a) Certification of Nik Jhangiani.
Exhibit 13	Rule 13a-14(b) Certifications.
Exhibit 15.1	Consent of Ernst & Young LLP, UK.
Exhibit 101.INS	XBRL Instance Document.
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document.
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	248

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Coca-Cola Europacific Partners plc

/s/ Damian Gammell
Damian Gammell
Chief Executive Officer
17 March 2023

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	249

Sustainability key performance data summary

		Group		Europe			API
Metric		2022α	2019 Baselineα	2022α	2021∆	2019 Baselineα	2022α	2019 Baselineα
Climate
Scope 1 GHG emissions (tonnes of CO2e)		295,904	343,784	196,890	205,026	229,748	99,014	114,036
Scope 2 GHG emissions - market based approach (tonnes of CO2e)		186,494	218,082	3,690	4,135	5,728	182,804	212,354
Scope 2 GHG emissions - location based approach (tonnes of CO2e)		303,597	380,173	110,012	120,433	167,709	193,585	212,464
Scope 3 GHG emissions (tonnes of CO2e)		4,931,065	5,410,655	3,112,516	3,020,841	3,503,674	1,818,549	1,906,981
Scope 1, 2 and 3 GHG emissions – Full value chain(A) (tonnes of CO2e)		5,413,463	5,972,521	3,313,096	3,230,002	3,739,150	2,100,367	2,233,371
Scope 1, 2 and 3 GHG emissions – Full value chain(A) per litre (g CO2e per litre)		289.4	330.7	221.9	239.2	262.0	555.6	590.0
Absolute reduction in total value chain(A) GHG emissions (Scope 1, 2 and 3) since 2019 (%)	-30% by 2030	9.4		11.4	13.6		6.0
Relative reduction in total value chain(A) GHG emissions (Scope 1, 2 and 3) per litre since 2019 (%)		12.5		15.3	8.7		5.8
GHG Scope 1 and 2(A) emissions per litre of product produced (g CO2e per litre)		29.1		15.1	17.1		84.8
Manufacturing energy use ratio (MJ per litre of finished product produced)		0.35		0.30	0.32		0.56
Percentage of electricity purchased that comes from renewable sources (%)		75.0		100.0	100.0		20.5
Percentage of electricity consumed that comes from renewable sources (%)	100% by 2030	74.4		99.5	99.4		23.8
Tonnes of CO2e offset through carbon credits (tonnes of CO2e)		9,375
Percentage of carbon strategic suppliers having targets approved by SBTi (%)	100% by 2025(B)	17		27			5
Note: For a full list of CCEP’s headline sustainability commitments as part of our This is Forward sustainability action plan, please refer to ‘Our headline commitments’ on page 27. For details on our approach to reporting and methodology please see our ‘2022 Sustainability reporting methodology’ document on cocacolaep.com/sustainability/download-centre.
(A) Market based approach only
(B) 100% of carbon strategic suppliers to set science-based targets by 2023 (Europe) and 2025 (API). Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (approximately 200 suppliers in total).

α    This metric was subject to external independent limited assurance by DNV for the year ended 31 December 2022.
∆    All Europe 2021 data was subject to external independent limited assurance by DNV for the year ended 31 December 2021, and was included within our 2021 Integrated Report and Form 20-F. In line with the WRI/WBCSD GHG Protocol, our baseline figures for 2019, and our 2021 data for Europe have been restated to include updated emissions factors and more accurate data. These restated emissions were outside the scope of the latest independent limited assurance review by DNV.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	250

Sustainability key performance data summary continued

		Group	Europe		API
Metric		2022α	2022α	2021∆	2022α
Packaging
Percentage of all primary packaging that is recyclable (%, based on unit case)	100% by 2025		98.7	98.3
Percentage of PET used which is rPET (%, based on tonnes of material)	50% by 2025(A)	48.5	56.3	52.9	26.9
Primary packaging collected for recycling as a percentage of total primary packaging (%, based on individual units)	100% by 2030	71.8	76.7		53.0
Percentage of PET bottles that are 100% rPET (%, based on individual bottles)		44.7	54.0		25.8

Water
Percentage of production facilities with context based water targets(B) (%)	100%	100.0	100.0		100.0
Total water withdrawal (1,000 m3)		26,584	20,839		5,745
Total production volumes from areas of baseline water stress(C) (1,000 m3)		8,126	7,394		731
Water replenished as percentage of total sales volumes (%)	100% by 2030	105.5	101.6		120.8
Total volume of water replenished (1,000 m3)		19,732	15,165		4,567
Manufacturing water use ratio (litres of water per litre of finished product produced)		1.60	1.57	1.58	1.73
Note: For a full list of CCEP’s headline sustainability commitments as part of our This is Forward sustainability action plan, please refer to ‘Our headline commitments’ on page 27. For details on our approach to reporting and methodology please see our ‘2022 Sustainability reporting methodology’ document on cocacolaep.com/sustainability/download-centre.
(A)50% recycled plastic (rPET) in our PET bottles by 2023 (Europe) and 2025 (API).
(B)Non-alcoholic ready to drink (NARTD) only.
(C)21 out of 42 non-alcoholic ready to drink (NARTD) production facilities in Europe and three out of 24 NARTD production facilities in API are located in areas of water stress (based on WRI water stress mapping).
α    This metric was subject to external independent limited assurance by DNV for the year ended 31 December 2022.
∆    This metric was subject to external independent limited assurance by DNV for the year ended 31 December 2021 and was included in our 2021 Integrated Report and Form 20-F.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	251

Sustainability key performance data summary continued

		Group	Europe		API
Metric		2022α	2022α	2021∆	2022α	2021∆
Supply chain
Percentage of sugar sourced through suppliers in compliance with our Principles for Sustainable Agriculture (PSA) (%)	100%	97.6	100.0		90.3
Percentage of pulp and paper sourced through suppliers in compliance with our PSA (%)	100%	99.2	99.8		98.3
Percentage of total supplier spend covered by Supplier Guiding Principles (%)	100%	97.5	97.3	97.0	98.4

Drinks
Europe: Reduction in average sugar per litre in soft drinks(A) portfolio since 2019 (%)	10% by 2025		5.2	5.6
New Zealand: Reduction in average sugar per litre in NARTD(B) portfolio since 2015 (%)	20% by 2025				15.9	13.4
Australia: Reduction in average sugar per litre in NARTD(B) portfolio since 2015 (%)	25% by 2025				16.8	14.9
Indonesia: Reduction in average sugar per litre in NARTD(B) portfolio since 2015 (%)	35% by 2025				31.6	20.9
Percentage of volume sold which is low or no calorie (%)	50% by 2030(C)(D)		48.8	48.6

Society
Percentage of women in management positions (senior manager level and above)(E) (%)	45% by 2030	37.2
Percentage of women in total workforce (%)	33% by 2030	23.8
Safety – Total incident rate (TIR) (number per 100 full time equivalent employees)		0.87	1.04		0.62
Safety – Lost time incident rate (LTIR) (number per 100 full time equivalent employees)		0.61	0.75		0.40
Total number of volunteering hours (number of hours)		28,562	28,397		165(F)
Total community investment contribution (millions of €)		12.2	10.7	9.2	1.5	1.8
Note: For a full list of CCEP’s headline sustainability commitments as part of our This is Forward sustainability action plan, please refer to ‘Our headline commitments’ on page 27. For details on our approach to reporting and methodology please see our ‘2022 Sustainability reporting methodology’ document on cocacolaep.com/sustainability/download-centre.
(A) Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include water or juice.
(B) Non-alcoholic ready to drink (NARTD), including dairy. Does not include coffee, alcohol, beer or freestyle.
(C) Europe 50% by 2025. Does not include coffee, alcohol, beer or Freestyle. Low calorie beverages ≤20kcal/100ml. Zero calorie beverages <4kcal/100ml
(D) Full API data not available for 2022 reporting. We aim to report on this indicator in 2023. Percentage of volume sold which is low or no calorie for 2022 was Australia 44.6%; New Zealand 39.5%; Indonesia 46.8%
(E)    Excludes Papua New Guinea, Fiji and Samoa as aligned role grades not available for 2022 reporting. We aim to include these markets for 2023.
(F)    Australia only. Volunteering policy not rolled out to all API markets. We aim to launch this across all API markets by end of 2023.

α    This metric was subject to external independent limited assurance by DNV for the year ended 31 December 2022.
∆    This metric was subject to external independent limited assurance by DNV for the year ended 31 December 2021. Note the baseline year for Europe reduction in average sugar per litre in soft drinks portfolio has changed to 2019 since we issued our 2021 Integrated Report and Form 20-F.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	252

Sustainability key performance data summary continued
Our approach to reporting and methodology
GHG emissions (Scope 1, 2 and 3)
Details of our Scope 1, 2 and 3 GHG emissions in tonnes of CO2 equivalent (CO2e) during 2022 are set out in the table on page 37. Our Scope 1 and 2 emissions are independent of any GHG trades. Our Scope 2 emissions are reported using both a location based and a market based approach.
Our carbon footprint is calculated in accordance with the WRI/WBCSD GHG Protocol Corporate Standard, GHG Protocol Scope 2 Guidance and GHG Protocol Full Value Chain (Scope 3) Standard using an operational control approach to determine organisational boundaries.
Our GHG emissions are reported on a gross basis, independent of any offsets or carbon credits.
Note on sources of data and calculation methodologies
Under the WRI/WBCSD GHG Protocol, we measure our emissions in three scopes, except for CO2e emissions from biologically sequestered carbon, which we report separately outside these scopes. Our baseline year is 2019. We have restated our baseline 2019 and 2021 data to include new emission factors and more accurate data.
Data is consolidated from a number of sources across our business and is analysed centrally.
We use a variety of methodologies to gather our emissions data and measure each part of our carbon footprint, including packaging and ingredients, natural gas and purchased electricity, refrigerant gas losses, CO2 fugitive gas losses and transport fuel, water supply, wastewater and waste management and cold drink equipment. We use emission factors relevant to the source data including UK Department for Business, Environment and Industrial Strategy (BEIS) 2022 and International Energy Agency (IEA) 2020 emission factors. We also apply the methodology for reporting beverage CO2e using the Beverage Industry Environmental Roundtable (BIER) guidance.
Scope 1 figures include direct sources of emissions such as the fuel we use for manufacturing and our own vehicles plus our fugitive emissions of CO2.
Scope 2 figures include indirect sources from the generation of electricity we use at our sites. We report against this on both a location based and a market based approach. Commitments and key performance indicators are tracked using the market based approach.
Emissions from biologically sequestered carbon in 2022 were 63,500 tonnes of CO2e, reported outside of the three scopes, in line with WRI/WBCSD GHG Protocol guidance.
The following Scope 3 categories are reported by CCEP in our total GHG emission figures, and are included in our current SBTi target boundary (accounting for ~90% of our Scope 3 emissions):
•Category 1: purchased goods and services (including the packaging we put on the market, the ingredients used in our products, and purchased water)
•Category 3: fuel- and energy-related activities not already included in Scope 1 or Scope 2 (e.g. well-to-tank, transmission and distribution from energy supply to our sites and assets)
•Category 4: upstream transportation and distribution (transportation of finished products paid for by CCEP)
•Category 5: waste generated in operations (emissions from disposal of waste generated at our production facilities)
•Category 6: business travel (including employee business travel by rail and air)
•Category 8: upstream leased assets (including the home charging of company plug-in hybrid electric vehicles (PHEV) and Battery Electric Vehicles (BEV))
•Category 11: use of sold products (including CO2 emissions released by consumers, in accordance with BIER guidance)
•Category 12: end-of-life treatment of sold products
•Category 13: downstream leased assets (including the emissions generated from the electricity used by our hot and cold drink equipment at our customers’ premises)
The following Scope 3 categories are not included in CCEP’s current SBTi target boundary, but may be included in our 2022 CDP response, using estimated emission calculations:
•Category 1: purchased goods and services (additional purchased goods and services that are not packaging, ingredients or purchased water)
•Category 2: capital goods
•Category 7: employee commuting (including commuting and home working emissions)
•Category 11: use of sold products (including home chilling)
•Category 15: investments (including investments in joint venture recycling facilities and CCEP Ventures investments)
We use industry emission factors including Defra/BEIS 2022 and IEA 2020 emission factors. Where possible, we have begun to use supplier specific emission factors for sugar beet in Europe. We are working to extend this to other packaging and ingredient suppliers over the coming years. 1.5% of our value chain carbon footprint is based on estimated emissions (e.g. leased offices where energy invoices or the square metre footage size of the site is not available).
External assurance of our
sustainability disclosures
CCEP appointed DNV Business Assurance Services UK Limited (DNV) to provide limited assurance over selected sustainability metrics for the year ended 31 December 2022. The assurance engagement was planned and performed in accordance with the International Standard on Assurance Engagements (ISAE) 3000 revised – ‘Assurance Engagements other than Audits and Reviews of Historical Financial Information’ (revised), issued by the International Auditing and Assurance Standards Board. A table of all sustainability metrics subject to assurance is available within our Sustainability key performance data summary on pages 249-251. DNV has issued an unqualified opinion over the selected data and their full assurance report and CCEP’s basis of reporting for assured data is available on cocacolaep.com/sustainability/download-centre.

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	253

Glossary

Unless the context otherwise requires, the following terms have the meanings shown below.

2010 Plan	CCE 2010 Incentive Award Plan
Accelerate Competitiveness	proposals announced in October 2020 aimed at reshaping CCEP using technology enabled solutions to improve productivity and include the closure of certain production sites in Germany and Iberia
the Acquisition	under the binding offer made in November 2020, revised in February 2021, acquiring the entire issued share capital of Coca-Cola Amatil Limited from The Coca-Cola Company, under the terms of a Co-operation and Sale Deed, and from shareholders other than The Coca-Cola Company, effected by means of a scheme of arrangement
Admission	the date of the Company’s admission to the UK market (28 May 2016)
AFH	Away from home channel
AGM	Annual General Meeting
API	Australia, Pacific and Indonesia region incorporating Coca-Cola Amatil Limited and its subsidiaries
ARR	Annual report on remuneration
ARTD	alcoholic ready to drink
Articles	Articles of Association of Coca-Cola Europacific Partners plc
ATC	Affiliated Transaction Committee
B2B	business to business
BCP	business continuity planning
BEIS	UK Department for Business, Environment and Industrial Strategy
Board	Board of Directors of Coca-Cola Europacific Partners plc
BPF	Business Performance Factor
Brexit	the departure of the UK from the EU
BU	a business unit of the Group
Capex	capital expenditure
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEG or Coca-Cola Erfrischungsgetränke	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)
CCEP or the Group	Coca-Cola Europacific Partners plc (registered in England and Wales number 9717350) and its subsidiaries and subsidiary undertakings from time to time
CCEP LTIP	CCEP Long-Term Incentive Plan 2016
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)

CCL	Coca-Cola Amatil Limited
CCO	Chief Compliance Officer
CDE	cold drink equipment
CDP	Formerly Carbon Disclosure Project
CEO	Chief Executive Officer (of Coca-Cola Europacific Partners plc)
CFO	Chief Financial Officer (of Coca-Cola Europacific Partners plc)
CIO	Chief Information Officer (of Coca-Cola Europacific Partners plc)
CGU	cash generating unit
Chairman	the Chairman of Coca-Cola Europacific Partners plc
Cobega	Cobega, S.A.
Coca-Cola system	comprises The Coca-Cola Company and around 225 bottling partners worldwide
CoC	Code of Conduct
CODM	chief operating decision maker
Committee(s)	the five Committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Environmental, Social and Governance and Affiliated Transaction Committees
Committee Chairman/Chairmen or Chair	the Chairman/Chairmen of the Committee(s)
Committee member(s)	member(s) of the Committees
Companies Act	the UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola Europacific Partners plc
Company Secretary	Company Secretary (of Coca-Cola Europacific Partners plc)
COVID-19 (also coronavirus and pandemic)	the Coronavirus-19 pandemic, from March 2020 through all of 2021 and into 2022
CRC	Compliance and Risk Committee, a management committee chaired by the Chief Compliance Officer
Deloitte	Deloitte LLP
Director(s)	a (the) Director(s) of Coca-Cola Europacific Partners plc
DNV	international accredited registrar and classification society
DRS	deposit return scheme(s)

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	254

Glossary continued

DTC	Depository Trust Company
DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EBITDA	earnings before interest, tax, depreciation and amortisation
EEA	European Economic Area
EAP	Employee Assistance Programme
EcoVadis	provider of business sustainability ratings
EFSA	European Food Safety Authority
EIR	effective interest rate
EPS	earnings per share
ERA	enterprise risk assessment
ERM	enterprise risk management
ESG	Environmental, Social and Governance
EWRA	Global Enterprise Water Risk Assessment
EY	Ernst & Young LLP
ESPP	Global Employee Share Purchase Plan
EU	European Union
European Refreshments or ER	European Refreshments Unlimited Company, a wholly-owned subsidiary of TCCC
Exchange Act	the US Securities Exchange Act of 1934
Executive Leadership Team or ELT	the CEO and his direct senior leadership reports
E&C	ethics and compliance
FAWVA	Facility Water Vulnerability Assessment
FCPA	US Foreign Corrupt Practices Act of 1977
FIFO	first-in, first-out method
FMCG	fast moving consumer goods

FPI	foreign private issuer, a term that applies to a company under the rules of the Nasdaq Stock Exchange that is not a domestic US company
FRC	the Financial Reporting Council
Fx or FX	Foreign exchange
GAAP	Generally Accepted Accounting Principles
GB Scheme	the Great Britain defined benefit pension plan
GHG	greenhouse gas
Group or CCEP	Coca-Cola Europacific Partners plc and its subsidiaries and subsidiary undertakings from time to time
HMRC	Her Majesty’s Revenue and Customs, the UK’s tax authority
HoReCa	hotels, restaurant and cafés
HR	human resources
ID&E	inclusion, diversity and equity
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IAS Regulations	International Accounting Standards (IAS) Regulations relate to the harmonisation of the financial information presented by issuers of securities in the European Union
IBR	incremental borrowing rate
IEA	International Energy Agency
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INEDs	Independent Non-executive Directors of Coca-Cola Europacific Partners plc
IPCC	Intergovernmental Panel on Climate Change
IPF	Individual Performance Factor
IRC	the US Internal Revenue Code of 1986, as amended
IRS	US Internal Revenue Service

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	255

Glossary continued

ISAE 3000	International Standard on Assurance Engagements 3000
ISO	International Organization for Standardization
IT	information technology
KPI	key performance indicator
Leadership locations	Production facilities which rely on vulnerable water sources or have a high level of water dependency
LGBTQ+	pertaining collectively to people who identify as lesbian, gay, bisexual, or transgender, and to people who identify as queer or with gender expressions outside perceived societal norms, including non-binary, intersex and questioning of their gender identity and/or sexual orientation, along with their allies
Listing Rules or LRs	the Listing Rules of the UK Financial Conduct Authority
LSE	London Stock Exchange
LTI	long-term incentive
LTIP	Long-Term Incentive Plan
LTIR	lost time incident rate
M&A	merger and acquisition(s)
Merger	the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke GmbH
NARTD	non-alcoholic ready to drink
Nasdaq	The Nasdaq Stock Market
Nasdaq Rules	the corporate governance rules of Nasdaq
NEDs	Non-executive Directors of Coca-Cola Europacific Partners plc
NGO	non-governmental organisation
OCI	other comprehensive income
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
Official List
the Official List is the list maintained by the Financial Conduct Authority of securities issued by companies for the purpose of those securities being traded on a UK regulated market such as London Stock Exchange

Olive Partners	Olive Partners, S.A.
Opex	operating expenditure
Packageless	Dispense solutions for serving drinks without packaging such as fountain or Coca-Cola Freestyle
Pack mix	the packaging portfolio mix of beverages
Parent Company or Company	Coca-Cola Europacific Partners plc
Paris Agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference
Partnership	the partnership agreement entered into between the Group, the GB Scheme and CCEP Scottish Limited Partnership to support a long-term funding arrangement
Pension Plan 1 and Pension Plan 2	the Germany defined benefit pension plans
PET	polyethylene terephthalate
PFIC	passive foreign investment company
PRN	Packaging Recovery Notes
PSA	Principles of Sustainable Agriculture
PSU	performance share unit
RAS	Risk appetite statement
RGB	Returnable/Refillable Glass Bottle
rPET	recycled PET
RSP	CCEP’s Responsible Sourcing Policy, launched in 2022
RTD	ready to drink
ROIC	return on invested capital
RSU	restricted stock unit
SBTi	Science Based Targets initiative

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	256

Glossary continued

SDRT	stamp duty reserve tax
SDG	UN Sustainable Development Goals
SEC	Securities and Exchange Commission of the US
SGP	Supplier Guiding Principles
SKU	stock keeping unit
Shareholders’ Agreement	the Shareholders’ Agreement dated 28 May 2016 between Coca-Cola European Partners plc and Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. KG
Shares	ordinary shares of €0.01 each of Coca-Cola Europacific Partners plc
SID	Senior Independent Director
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002
S&P	Standard & Poor’s
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges
SPO	Sustainable Packaging Office
SSPs	Shared Socioeconomic Pathways
SVA	source water vulnerability assessment
TIR	total incident rate
TCA	EU-UK Trade and Cooperation Agreement

TCCC	The Coca-Cola Company
TCCF	The Coca-Cola Foundation
TCFD	Task Force on Climate-related Financial Disclosures
TSR	total shareholder return
UK Accounting Standards	Financial Reporting Standards issued by the Accounting Standards Board
UKBA	UK Bribery Act 2010
UKCGC	UK Corporate Governance Code 2018
UNESDA	Union of European Soft Drinks Associations
UN	United Nations
unit case	approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit
VAT	value added tax
WEEE	EU Directive on Waste Electrical and Electronic Equipment
WHO	World Health Organisation
WMP	water management plan
WRI/WBCSD GHG Protocol or GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	257

Useful addresses

Registered office
Coca-Cola Europacific Partners plc Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 9717350 +44 (0)1895 231313
Share registration
US shareholders:	Shareholders in Europe and outside the US:
Computershare 150 Royall Street Canton MA 02021 1-800-418-4223	Computershare The Pavilions Bridgwater Road Bristol BS99 6ZZ +44 (0)370 702 0003
Report ordering
Shareholders who would like a paper copy of the Integrated Report, which will be despatched from around 12 April 2023, can make their request by post to the Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via ir.cocacolaep.com/financial-reports-and-results/integrated-reports or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639.
Agent for service of process in the US
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

Strategic Report	Governance and Directors’ Report	Financial Statements	Other Information	Coca-Cola Europacific Partners plc 2022 Integrated Report and Form 20-F	258

Forward-looking statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions and divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:
1. those set forth in the “Risk Factors” section of this 2022 Annual Report on Form 20-F;
2. the extent to which COVID-19 will continue to affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic;
3. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;
4. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn; and

5. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets.
Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions, capital expenditures, the results of the acquisition of the minority share of our Indonesian business, the results of the integration of the businesses following the acquisition of
Coca-Cola Amatil, including expected efficiency and combination savings, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.