Form 20-F
period 2023-12-31
COCA-COLA EUROPACIFIC PARTNERS plc
filed 2024-03-15
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name on each exchange on which registered
Ordinary Shares, nominal value €0.01 each	CCEP	Nasdaq Global Select Market
	CCEP	Euronext Amsterdam
	CCEP	London Stock Exchange
	CCEP	Spanish Stock Exchanges
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 459,200,818 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

We are growing faster together by combining the strength and scale of our large multinational business with an expert, local knowledge of the customers we serve and communities we support. Our success is built on three pillars: great brands, great people and great execution. Done sustainably. Visit our online Integrated Report at cocacolaep.com/investors/ financial-reports-and-results/ latest-integrated-report None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2023 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, are incorporated by reference in the Form 20-F. Coca-Cola Europacific Partners plc Registered in England & Wales Company number 09717350 In this year’s report Strategic Report Governance and Directors’ Report Financial Statements 1 2 4 7 8 9 13 14 15 16 17 20 23 26 28 30 32 Who we are Performance indicators Our portfolio Our operations Our business model Chairman and CEO In conversation Our market drivers Our strategy This is Forward - our sustainability action plan Great brands Forward on drinks Great people Forward on society – people Forward on society – communities Great execution Our customers Forward on supply chain 36 37 41 45 48 61 65 68 79 80 81 Done sustainably Forward on climate Forward on packaging Forward on water Task Force on Climate-related Financial Disclosures (TCFD) Our stakeholders Section 172(1) statement from the Directors Principal risks Viability statement Non-financial and sustainability information statement Business and financial review 92 93 95 100 103 113 114 117 118 125 126 127 127 129 130 131 144 147 Chairman’s introduction Board of Directors Directors’ biographies Senior management Corporate governance report Nomination Committee Chairman’s letter Nomination Committee report Audit Committee Chairman’s letter Audit Committee report ESG Committee Chairman’s letter ESG Committee report Directors’ remuneration report Statement from the Remuneration Committee Chairman Overview of remuneration policy Remuneration at a glance Annual report on remuneration Directors’ report Directors’ responsibilities statement 149 162 167 223 227 Independent auditor’s reports Consolidated financial statements Notes to the consolidated financial statements Company financial statements Notes to the Company financial statements Further Sustainability Information 234 237 Key performance data summary Approach to sustainability reporting and methodologies Other Information 243 252 269 271 272 273 277 278 Risk factors Other Group information Form 20-F table of cross references Exhibits Signatures Glossary Useful addresses Forward-looking statements 2900

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies – making, moving and selling some of the world’s most loved drinks. We make, move and sell the world’s most loved drinks to millions of consumers, customers and communities every day. Everything we do is built on three strategic pillars: great brands, great people and great execution. Done sustainably. And our success is defined by the passion, hard work and commitment of the 32,000(A) people who work here at Coca-Cola Europacific Partners (CCEP). (A) As at 31 December 2023. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 1 Who we are

Financial Reported revenue €18.3bn Comparable and FX neutral revenue €18.7bn Reported revenue increased by 5.5%, or 8.0% on a comparable and FX neutral basis. Volumes were down 0.5%(A) and revenue per unit case increased by 8.5%(B). Volume remained resilient despite macroeconomic impacts on consumer spend and strategic SKU rationalisation, with strong underlying volume performance. Revenue per case growth reflected positive headline price and continued focus on promotional optimisation and revenue growth management initiatives. Reported operating profit €2.3bn Comparable operating profit €2.4bn Reported operating profit increased by 12.0%, or 13.5% on a comparable and fx neutral basis, reflecting strong revenue growth, as well as the benefit of ongoing efficiency programmes and continuous efforts on discretionary spend optimisation. Reported diluted earnings per share (EPS) €3.63 Comparable diluted earnings per share €3.71 Net cash flows from operating activities €2.8bn Comparable free cash flow €1.7bn Return on invested capital (ROIC) 9.5% Comparable return on invested capital 10.3% Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 2 Performance indicators (A) On a comparable basis, No selling day shift in FY23. (B) On a comparable and foreign exchange (FX) neutral basis. Comparable volume, comparable and FX neutral revenue and revenue per unit case, comparable operating profit, comparable diluted EPS, comparable free cash flow, ROIC and comparable ROIC are non-IFRS performance measures. Refer to “Note regarding the presentation of alternative performance measures” on pages 81-82 for the definition of our non-IFRS performance measures and pages 83-90 for a reconciliation of reported to comparable results. Comparable free cash flow excludes net of tax cash proceeds of €89 million in connection with the royalty income arising from the ownership of certain mineral rights in Australia. €14,553m2023 €13,529m2022 €3,749m2023 €3,791m2022 €14,700m2023 €13,529m2022 €3,998m2023 €3,791m2022 €1,842m2023 €1,529m2022 €557m2022 €1,888m2023 €1,670m2022 €485m2023 €468m2022 €497m2023

Sustainability Safety Climate Water Group: total incident rate Number per 100 full time equivalent employees 0.84 Group: percentage greenhouse gas (GHG) emissions reduction across our entire value chain versus 2019 16.7% Group: water replenished as a percentage of total sales volume 98.7% Our target Reduce our total incident rate (TIR) to below 1 by 2025 We are working towards world class safety standards and our Health, Safety and Mental Wellbeing policy is helping to ensure that we are adopting best practices. Our targets Reduce emissions across our entire value chain by 30% by 2030 (versus 2019) Our short- and long-term targets to reduce emissions by 30% by 2030, and to reach Net Zero by 2040, were approved by the Science Based Targets initiative (SBTi) as being in line with climate science. Our target Replenish 100% of water we use in our beverages Together with The Coca-Cola Company (TCCC) and The Coca-Cola Foundation (TCCF), we continue to support replenishment programmes across our territories. In 2023, we supported 27 water replenishment projects in Europe and 9 in API. Drinks Percentage sugar per litre reduction Europe(A) Target 10% reduction by 2025 (versus 2019) Australia(B) Target 25% reduction by 2025 (versus 2015) Our target Reduce sugar in our drinks New Zealand(B) Target 20% reduction by 2025 (versus 2015) Indonesia(B) Target 35% reduction by 2025 (versus 2015) Packaging Group: percentage of rPET used 54.6% Our target 50% recycled plastic in our PET bottles by 2023 (Europe) and 2025 (API) We continued to exceed our target to use &gt;50% recycled PET (rPET), reaching 54.6% across the Group in 2023. We also increased our use of rPET in Europe again, reaching 59.2%(C). In API 41.5% of the plastic we used in our PET bottles was rPET. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 3 Performance indicators continued 4.9%2023 5.0%2022 15.9%2023 15.9%2022 14.9%2023 16.8%2022 36.2%2023 31.6%2022 Note: Our 2023 data was subject to independent limited assurance. A copy of our 2023 assurance statement, and assurance statements for prior years can be found on cocacolaep.com/sustainability/download-centre. See detail regarding restatement of our baseline GHG figures in our methodology statement on page 237. (A) Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include plain water or juice. (B) Non-alcoholic ready to drink (NARTD) portfolio, including dairy. Does not include coffee, alcohol, beer or Freestyle. (C) In 2019, we announced enhanced packaging targets for Europe, bringing forward the deadline to use at least 50% rPET from 2025 to 2023. Since 2021, our rPET use in Europe has been &gt;50%. For more about our sustainability commitments and progress see pages 14-47

We work with our partners to offer consumers a wide range of quality drinks for every taste and occasion. We continue to expand our portfolio by growing our core brands, while launching and scaling new products in categories like alcohol and coffee. Our frontline sales force delivers execution and activation of our brands to support and create value for our customers throughout the year, particularly during key selling moments like Halloween, Christmas and the summer. We are reducing the environmental impact of our manufacturing, distribution and packaging, as well as delivering on our commitment to reduce sugar across our portfolio and offering more low or no calorie drinks. 2023 volume by brand category 1 2 3 4 1 Coca-Cola 59.0% 2 Flavours, mixers and energy 26.0% 3 RTD tea, coffee, juices and other 7.5% 4 Hydration 7.5% Coca-Cola® Our Coca-Cola brands come in a range of flavours and a great choice of packs, with or without sugar. More flavours and innovation In 2023, we provided even more flavour extensions and innovation with a number of limited editions including Coca-Cola® Y3000 Zero Sugar, co-created with human and artificial intelligence (AI), and Coca-Cola Movement. Supermodel Gigi Hadid fronted a new global brand campaign, A Recipe for Magic, pairing Coca-Cola with special meal moments. We also marked the FIFA Women’s World Cup 2023 with promotions, limited edition pack designs and in store displays across our channels. This activity focused on attracting consumers and engaging fans across our markets. We ended the year with engaging Christmas campaigns and promotions to mark the holiday season, which is an important selling moment for CCEP. Key product 2023 Coca-Cola Zero Sugar continued to perform in 2023 and saw volume growth of +4.0% 2023 volume performance by category Coca-Cola Trademark Flavours, mixers and energy RTD tea, coffee, juices and other Hydration —% +1.0% -3.0% -7.0% All references to volumes are on a comparable basis. All changes are versus 2022 equivalent period unless stated otherwise. Non-IFRS performance measure. Refer to “Note regarding the presentation of alternative performance measures” on pages 81-82 for the definition of our non-IFRS performance measures and to pages 83-90 for a reconciliation of reported to comparable results. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 4 Our portfolio Great brands, innovation and value for customers Read more in Great brands on pages 16-19

Flavours, mixers and energy New flavours, more low or no calorie options, and engaging activation In partnership with Monster Energy, we launched new products including Monster Zero Sugar, Monster Juiced Aussie Lemonade, Monster Ultra Rosa and Monster Ultra Peachy Keen. Fanta continued to grow. What The Fanta Zero Sugar returned with a new colour and mystery flavour, supported by on and off shelf execution. The brand celebrated Halloween, supported by marketing, promotions and in store and online execution. Royal Bliss launched new flavours including Aromatic Berry in several markets. Our flavours, mixers and energy category is driving growth for our business and providing a range of great tasting drinks for consumers. 2023 energy volume Strong volume growth supported by continued distribution gains and exciting innovation such as Monster Zero Sugar. RTD tea, coffee, juices and other Growing our portfolio with alcohol ready to drink (ARTD) We further grew our portfolio in the ARTD category in several European markets. We also announced the creation of Absolut Vodka and Sprite in 2024. Ready to drink (RTD) remains an important category for our business, with ongoing innovation and quality brands introduced to new markets. 2023 key product Jack Daniel’s & Coca-Cola is the number 1 ARTD value brand in Great Britain.(A) #1 Hydration Category performance Sports drinks volumes were up 11.3% and continue to be popular in both Europe and API, with growth in Powerade across all markets. To mark the FIFA Women’s World Cup, we launched a new Powerade flavour, Powerade Fever Pitch. Our hydration category provides consumers with a range of beverage choices for any occasion. It includes waters, flavoured waters, functional waters and isotonic drinks. (A) Combined portfolio of Jack Daniel’s & Coca-Cola and Jack Daniels & Coca-Cola Zero Sugar, external data source NielsenIQ last 12 weeks ending 27 January 2024. All references to volumes are on a comparable basis. All changes are versus 2022 equivalent period unless stated otherwise. Non-IFRS performance measure. Refer to ‘Note regarding the presentation of alternative performance measures’ on page 82 for the definition of our non-IFRS performance measures and to pages 83-90 for a reconciliation of reported to comparable results. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 5 Our portfolio continued Great brands, innovation and value for customers

Acquisition of CCBPI Faster growth We were excited to announce a joint venture with Aboitiz Equity Ventures Inc. (AEV) during the year. Together, we acquired Coca-Cola Beverages Philippines, Inc. (CCBPI), a successful business with attractive profitability and growth prospects. The acquisition continues to position us as the world’s largest Coca-Cola bottler by revenue. Read more at cocacolaep.com/media/ news/2024/ccbpi-acquisition Image: the Philippines business is supported by colleagues known as the “Coca-Cola Tigers" pictured here Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 6

Remaining close to our customers, communities and stakeholders gives us unique knowledge of our markets, enabling us to deliver great brands and great execution, done sustainably. Our markets Location of our shared service centres (A) Revenue shown is percentage of total reported revenue as at 31 December 2023. (B) Number of employees as at 31 December 2023. (C) Shared service centres. Region Revenue by geography(A) Total employees(B) Production facilities Europe Iberia (Spain, Portugal and Andorra) 18.5% 3,964 11 Germany 16.5% 6,473 16 Great Britain 17.5% 3,487 5 France and Monaco 12.5% 2,623 5 Belgium and Luxembourg 6.0% 2,165 3 Netherlands 4.0% 803 1 Norway 2.0% 568 1 Sweden 2.0% 725 1 Iceland 0.5% 166 2 Bulgaria(C) — 1,196 — Region Revenue by geography(A) Total employees(B) Production facilities Australia, Pacific and Indonesia (API) Australia 13.0% 3,652 14 New Zealand and Pacific Islands 3.5% 1,787 13 Indonesia and Papua New Guinea 4.0% 4,706 11 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 7 Our operations

From developing close relationships with TCCC and other franchisors to sourcing raw materials, our great people make, move and sell great tasting drinks with great execution, all done sustainably. 1 2 3 4 5 6 7 Business disruption Packaging Legal, regulatory and tax Cyber and IT resilience Economic and political conditions Market Climate change and water 8 9 10 11 12 Customer and consumer buying trends and category perception Business transformation, integration etc People and wellbeing Relationships with TCCC and other franchisors Product quality s k s Read more about our risks and mitigations on pages 68-78 Great brands Great people Great execution Done sustainably Forward on climate Forward on packaging Forward on water Forward on supply chain Forward on drinks Forward on society For a better shared future Creating value and driving sustainable returns for our: People Shareholders Franchisors Consumers Customers Suppliers Communities Read more in our s172(1) statement from the Directors on pages 65-67 and Our strategy on pages 14-47 We partner We operate under bottler agreements with TCCC and other franchisors, and purchase the concentrates, beverage bases and syrups to make, sell and distribute packaged beverages to our customers and vending partners. Associated risks: 2 8 9 11 We recycle Although 99.1% of our bottles and cans are recyclable, they don’t always end up being recycled. That needs to change. We’re determined to lead the way towards a circular economy for our packaging where, working with partners, we encourage packaging collection so that materials are recycled and reused. Associated risks: 1 2 7 We source We use ingredients such as water, sugar, coffee, juices and syrup to make our drinks. We also rely on materials like glass, aluminium, PET, pulp and paper to produce packaging. On average in 2023, 84% of our spend was with suppliers based in our countries of operation. Associated risks: 1 3 4 7 12 We sell Our nearly 11,600 strong commercial team works with a wide range of customers, from small local shops, supermarkets and wholesalers to restaurants, bars and sports stadiums, so consumers can enjoy our great beverages. We also provide cold drink equipment (CDE) and supply vending machines. Associated risks: 2 3 4 5 6 8 10 We make Our production facilities make and bottle our wide range of drinks. Over 90% of the drinks we sell are produced in the country in which they are consumed. Associated risks: 3 4 7 9 10 12 We distribute We distribute our products to customers and vending partners directly, by working closely with logistics partners. Associated risks: 1 3 6 10 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 8 Our business model How we do what we do

Left: Sol Daurella, Chairman Right: Damian Gammell, CEO Growing faster together How would you reflect on CCEP’s overall business performance in 2023? Damian: I am delighted with our progress across the business in 2023. We continued to invest in our portfolio, people, technology, supply chain and sustainability, creating a solid growth platform for all our stakeholders. Financially we performed well, achieving strong top and bottom line growth, with value share gains and impressive comparable free cash flow generation. Furthermore, despite the macroeconomic and inflationary backdrop, our volume remained resilient. Sol: We continued to sharpen our focus on driving profitable revenue growth and delivering best in class customer service. We are building on the strength of our brands, the great partnership we have with TCCC and our leading capabilities, all of which has reaffirmed CCEP as the number one value growth creator in fast moving consumer goods (FMCG) across Europe and NARTD in API, as well as being ranked as the number 1 supplier in 2023 across our large international retail customers. Damian: Of course, none of this is possible without great people, and I would like to take this opportunity to say a very big thank you to everyone at CCEP for their tremendous commitment and hard work that has contributed so much to our success in 2023. What were your personal highlights during the year? Sol: I am really proud of the progress we’ve made against our sustainability targets, and in particular the practical measures we continue to take to both reduce and measure our impacts. We were delighted that the SBTi approved our GHG emissions reduction targets during the year, supporting our ambition to reach Net Zero by 2040. Damian: Our performance reinforces the ongoing resilience and strength of our business. That aside, I am especially pleased with the progress we are making with our long-term transformation journey in Indonesia, a truly exciting market. Also, a call out to our joint acquisition of CCBPI with AEV, which aims to further expand our geographic footprint in the region and which continues to position us as the world’s largest Coca-Cola bottler by revenue. Both of these markets are aligned with our long-term strategy of driving sustainable and stronger growth through diversification and scale. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 9 Chairman and CEO In conversation 2023 was another great year for CCEP. We have the momentum and platform, now including the Philippines, to go even further together.” — Damian Gammell, CEO

You mentioned CCEP’s financial performance in 2023: what stood out for you? Damian: All key financial metrics have been delivered in 2023. A strong top line, led by price and mix. We successfully executed pricing across all markets and continued to create value for our category. Our focus on revenue and margin growth management, along with our price and promotion strategy, drove solid gains in revenue per unit case during the year. Our volumes also remained resilient despite inflationary pressures. This was driven by great in market execution, leveraging our broad pack price architecture, and good underlying demand in developed markets, offset by the right strategic portfolio decisions for the long term. Strong top line performance, alongside our continued focus on cost control and productivity efficiencies, drove strong operating profit growth and impressive comparable free cash flow generation. We also returned to the top end of our target leverage range. So, a great year all round. (A) APS refers to Australia, Pacific and South East Asia. What progress have you made on CCEP’s strategy? Damian: We have continued to grow our business and reach more households, from expanding our portfolio through the launch of Jack Daniel’s & Coca-Cola in the exciting and fast growing ARTD category, and targeted innovation of our existing brands such as the launch of Monster Zero Sugar, to diversifying geographically through the acquisition of CCBPI. We continued to invest for long-term growth as well as developing capabilities and driving efficiencies to support our mid-term objectives for the years ahead. We also remained focused on driving shareholder value. This is made evident through the combination of driving solid top and bottom line growth, paying a record dividend, up almost 10% year on year, alongside delivering impressive total shareholder return (TSR) and entering the Nasdaq-100 at the end of the year. Sol: The acquisition of CCBPI creates a more diverse footprint for CCEP geographically, which has prompted the renaming of API to APS(A). It will provide the opportunity to leverage best practice and talent, including supporting Indonesia’s transformation journey. It reinforces CCEP’s aim of driving sustainable and stronger growth through diversification and scale, and underpins the Company’s mid-term strategic objectives. Image: Amandina PET recycling plant in Bekasi, West Java, Indonesia How are you progressing with your sustainability commitments, and how do these support CCEP’s strategic objectives? Sol: Sustainability is integral to the success of our business. As a Board, we will continue to make decisions, which help us to make progress against our long-term commitments. More than ever, we are aware of the social and environmental challenges we face as a business, particularly around delivering our short- and long-term GHG emissions reduction targets, increasing recycled content in our packaging and improving our water use efficiency. Our progress continues to be recognised externally and we are proud to have retained our MSCI AAA rating and our inclusion on CDP’s A List for Climate. Damian: We have made strong progress against our This is Forward commitments in 2023 and are taking action where it matters most. On packaging, we have introduced 100% recycled PET bottles in Indonesia supported by our investment in PET recycling facilities in 2022, further boosting our use of recycled content in Indonesia. We continued to invest in sustainability focused technology through CCEP Ventures and partnered with TCCC to create a sustainability focused venture capital fund. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 10 Chairman and CEO continued In conversation

How have acquisitions contributed to the Group in 2023? Damian: As mentioned earlier, geographic diversification is aligned to our long-term growth strategy, creating an even stronger platform for the future. Our acquisitions have also enabled us to leverage best practice and talent in a much bigger way than before. For example, we have taken 16+ years of experience of the ARTD market in Australia back to Europe as we accelerate into this exciting and fast growing category. This has already delivered great results. Sol: From a Board perspective, we have been delighted with the progress made this year. We believe that bringing businesses together has created growth operationally and culturally, and will continue to do so. And, as Damian has already referred to, there has been a strong focus on sharing capabilities, as our people have embraced best practice and standardisation, which has in turn improved the service we provide to our customers. How has your relationship with TCCC developed this year? Sol: It’s so important that we are fully aligned on strategy, with both companies sharing a common vision. Our strong relationship is also the foundation of our This is Forward sustainability strategy, which is fully aligned with TCCC’s own global World Without Waste strategy. Damian: We have always been closely aligned with TCCC strategically and that won’t change. We continue to align our joint long-term growth plans and to pursue solid ways of working together with a joint investment mindset and aligned portfolio management across all territories. A great example would be the joint acquisition of CCBPI from TCCC, in line with its stated intent to divest bottling operations. What is the outlook for CCEP in 2024 and beyond? Damian: We will continue to invest in the business to ensure we have the right capabilities to meet the needs of our customers, consumers and people, and to continue to provide world class execution and excellent service. Consumer sentiment continues to be impacted by the economic environment, so, together with our brand partners, we will remain focused on staying affordable and relevant while creating value for our category and customers. Sol: We continue to be the largest Coca-Cola bottler by revenue, and the CCBPI acquisition creates value for even more customers and reaches even more consumers. What is consistent in our progress is the passion, dedication and diversity of our people, as demonstrated through our inclusion on the Bloomberg Gender Equality Index for the third year in a row. As we integrate CCBPI into the wider business, we expect to continue to focus on inclusion and the wellbeing of our people, as well as continuing to advance on our sustainability commitments. What will determine CCEP’s success? Damian: It all comes back to great brands, great people, great execution, done sustainably. We have a strong business and have the tremendous privilege of making, moving and selling the world’s most loved drinks to refresh consumers, now across 31 markets. Together with our franchise partners, we’re building on our deep consumer understanding to help us bring our great tasting drinks to even more households. Sol: We will continue to invest, and have committed to almost €1 billion this year across technology, coolers, capacity and sustainability. This will include further investment through CCEP Ventures, which will help us to deliver our science based sustainability targets and harness new technology. We will also invest in the capabilities and tools to ensure our people can grow with our business. We have delivered around €6 billion of shareholder returns since 2016, demonstrating our ability to deliver consistent shareholder value. Delivering continued shareholder value remains a key focus for 2024 and beyond. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 11 Chairman and CEO continued In conversation The acquisition of CCBPI creates a more diverse footprint for CCEP geographically while providing the opportunity to leverage best practice and talent.” — Sol Daurella, Chairman

Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 12 FIFA Women’s World Cup Faster connections Taking up Coca-Cola’s campaign theme “Believing is Magic”, CCEP is proud to have been involved with the FIFA Women’s World Cup 2023, hydrating over 1.5 million players, coaches, officials, media and spectators during the tournament. Our commercial teams built engagement with consumers by helping customers create football themed activations in store, as well as online promotions. Watch: Peter West, General Manager, Australia, Pacific and Indonesia, analyses the data behind the FIFA Women’s World Cup. cocacolaep.com/annual-report/ case-study/fasterconnections Image: Licensed venue, New South Wales, Australia during the FIFA Women’s World Cup

Our business is affected by a range of macroeconomic and market trends – from consumer and sustainability factors to the impact of new technology. Our collaborative business model and culture means we can adapt and thrive in a changing environment, while our strategy enables us to respond to both current and future dynamics. Consumer trends Today’s consumers are demanding more choice, and our evolving portfolio offers drinks for a wide variety of occasions. Demand for healthier alternatives continues to grow, which is reflected in the low and no calorie choices across our brands. We believe strong brands supported by innovation are the key to meeting changing consumer needs. The ongoing drive for value and convenience is coupled with the move to shopping more online and the desire for more drink choices. We address these consumer trends alongside the macroeconomic factors we face, the impact of technology and our focus on sustainability. Read more in Our strategy on page 14 Macroeconomic factors Geopolitical volatility and high inflation continued to impact our business and our markets in 2023. We executed dynamic pricing strategies across our markets to offset the inflationary pressures we faced, while maintaining focus on productivity. The economic environment continues to impact consumer sentiment, making affordability increasingly important for some consumers. We actively manage our pricing and promotional spend to remain affordable and relevant to our consumers, and our broad price pack architecture helps us create the right balance between affordability and premiumisation. While some markets are seeing trends towards more shopping in discounters, with a shift to some private label brands, we remain well placed within resilient categories and continued to grow volume and value share, maintaining our position as the number one FMCG value creator in Europe and NARTD in API. Sustainability focus There is an increasing interest in sustainability across our markets, particularly among younger consumers. Government commitments to new climate change and packaging-related regulations also continue to impact our business. To ensure we meet the expectations on us, we are further expanding and creating new sustainability partnerships. For example, we have partnered with TCCC, other bottlers and Greycroft, a seed-to-growth venture capital firm, to create a venture capital fund focused on sustainability. Through CCEP Ventures, we have also entered into a partnership with Swansea University to explore CO₂ upcycling technology to create ethylene, a key component of plastic bottle caps. We continue to set our own ambitious sustainability targets and have received SBTi approval of our 2030 GHG emissions reduction and 2040 Net Zero targets. Read more about This is Forward on pages 14-47 Impact of technology With the adoption of new digital channels now a firmly established trend, both consumers and customers are seeking to do more online and through these channels. We continue to win through online channels, building on our value share growth, and are accelerating our system capabilities to engage the digital shopper. As consumer and channel trends are changing, the technology we use, and specifically the unique data insights we gain through our in house and partner digital platforms, are crucial. We continue to invest in our broader digital capabilities such as key account and revenue growth management tools alongside adopting AI across our organisation, from back office to supply chain. These investments will collectively support our journey towards becoming the world’s most digitised bottler. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 13 Our market drivers

CCEP is a market leader in a profitable and growing drinks market. Our aim is to always outperform the market, creating value for our customers and shareholders, while ensuring we limit our impacts on the world around us and support our people and communities. Our strategy – great brands, great people, great execution, done sustainably – is core to delivering on our aim. This is Forward, our sustainability action plan, sits at the heart of our long-term business strategy. This is Forward sets out the actions we are taking on six key social and environmental topics, where we know we can make a significant difference in the areas our stakeholders want us to prioritise. Great brands p16 Forward on drinks pages 16-19 Our diverse portfolio is built on our core brands like Coca-Cola, Fanta, Sprite and Monster, as well as targeted expansion into categories like coffee and alcohol. At CCEP, we’re bringing new products to a new generation of consumers based on clear insights, while developing the classic brands our consumers know and love. We are committed to reducing the sugar in our drinks and offering low or no sugar options – giving consumers even more choice. Done sustainably p36 Our ambition to create a better future, for people and the planet, sits at the heart of how we do business, and the decisions we take. Central to this are our targets to reduce GHG emissions by 30% by 2030 (versus 2019), and to reach Net Zero by 2040. Both targets have been validated by the SBTi as being in line with climate science. We want every bottle or can we sell to be recycled or reused and we are working on improving collection and driving circularity. We have adopted a value chain approach to water stewardship, focusing on water efficiency within our own operations and working to protect the sustainability of the water sources that our business, our communities and our suppliers rely upon. Forward on climate pages 37-40 Forward on packaging pages 41-44 Forward on water pages 45-47 Great people p20 Forward on society pages 20-27 We take care of our talented, passionate and committed people who make our business successful, and support our suppliers, customers and communities. We want CCEP to be a great, engaging place to work, where everyone is welcome, has the opportunity to grow and can make a difference. Great execution p28 F o r w Forward on supply chain pages 28-35 We support the growth of our two million customers through the quality of the service we provide, our understanding of their businesses, the strength of our sales force and the value our products create. We believe that the quality and integrity of our products and services depend on sustainable global supply chains with successful and thriving farming communities, where human rights are respected and protected. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 14 Our strategy

Pillar Strategy Commitment Target Forward on drinks Great brands Sugar reduction Reduce sugar by 2025: by 10% in Europe(A), by 20% in New Zealand(B), by 25% in Australia(B), by 35% in Indonesia(B) Low or no calorie Over 50% of sales to come from low or no calorie drinks by 2030 (Europe by 2025)(C) Forward on society Great people Gender diversity management 45% of management positions to be held by women by 2030 Gender diversity A third of our workforce to be women by 2030 Disabilities 10% of our workforce represented by people with disabilities by 2030(D) Supporting skills development Support the skills development of 500,000 people facing barriers in the labour market by 2030 Forward on supply chain Great execution Sustainable sourcing 100% of main agricultural ingredients and raw materials sourced sustainably Human rights 100% of suppliers to be covered by our Supplier Guiding Principles – including sustainability, ethics and human rights Forward on climate Done sustainably Net Zero Net Zero GHG emissions (Scope 1, 2 and 3) by 2040(E) GHG emissions reduction Reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030(E)(F) Renewable electricity Use 100% renewable electricity across all markets by 2030 Supplier engagement – GHG emissions 100% of carbon strategic suppliers(G) to set science based targets by 2023 (Europe) and 2025 (API) Supplier engagement – Renewable electricity 100% of carbon strategic suppliers to use 100% renewable electricity by 2025 (Europe) and 2030 (API) Forward on packaging Design 100% of our primary packaging to be recyclable by 2025 Recycled plastic 50% recycled plastic in our PET bottles by 2023 (Europe) and 2025 (API) Virgin plastic Stop using oil-based virgin plastic in our bottles by 2030 Collection Collect and recycle a bottle or a can for each one we sell by 2030 Forward on water Water efficiency 10% water use ratio reduction(H) by 2030(F) Replenish Replenish 100% of the water we use in our beverages Regenerative water use 100% regenerative water use in leadership locations(I) by 2030 Note: For details on our approach to reporting and methodology, please see our 2023 Sustainability reporting methodology document on cocacolaep.com/sustainability/download-centre. (A) Reduction in average sugar per litre in soft drinks portfolio versus 2019. Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include plain water or juice. (B) Reduction in average sugar per litre in NARTD portfolio versus 2015. Including dairy. Does not include coffee, alcohol, beer or Freestyle. (C) Does not include coffee, alcohol, beer or Freestyle. Low calorie beverages ≤20kcal/100ml. Zero calorie beverages &lt;4kcal/100ml. (D) Calculated based on the total number of employees responding to our 2023 voluntary inclusion survey and the number of employees self-declaring as having a disability. (E) Our GHG emissions reduction and Net Zero targets have been validated by the SBTi as being in line with climate science. (F) Versus 2019. (G) Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (~200 suppliers in total). (H) Water use ratio: litres of water per litre of finished product produced. (I) NARTD production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 15 This is Forward – our sustainability action plan Our headline commitments

We are extremely privileged to make, move and sell the best brands in the world. Key focus area for CCEP We’re focused on our great brands. In close collaboration with TCCC and other franchisors, we are committed to addressing evolving consumer needs through our diversified portfolio of products and packaging sizes. We endorse the recommendations made by several leading health authorities, including the World Health Organization (WHO), advising people to limit their added sugar consumption to 10% of their total calorie intake. We continue to reduce sugar across our portfolio, by reformulating our recipes and introducing new products, including new low and no calorie options. We support transparency by providing customers with straightforward and easy to understand product information, and promote responsible marketing with no advertising of our products to children under 13, or an older age limit in specific regions aligned with local regulations. Producing safe and high quality products that our consumers can trust is essential to what we do. We adhere to The Coca-Cola Operating Requirements (KORE), which define operational controls and prioritise the sustainable sourcing of ingredients. Our ambitions To have brands that people love and to be category leaders with great tasting drinks for every occasion. To achieve that, we are investing in: • strong and aligned partnerships with brand partners • producing and delivering high quality and great tasting drinks • a broad price pack architecture • channel diversification Related Sustainable Development Goals Our This is Forward commitments Reduce average sugar per litre across our portfolio by 2025 • by 10% in Europe(A) • by 20% in New Zealand(B) • by 25% in Australia(B) • by 35% in Indonesia(B) Over 50% of sales to come from low or no calorie drinks by 2030 (Europe by 2025).(C) Achievements in 2023 Strengthened our guidelines for the marketing of all the brands and products manufactured or sold by CCEP to drive further transparency in everything we do. Rolled out specific training on our drinks containing alcohol to all our frontline sales force across our markets. Our sales volume within the energy category increased by 14% versus previous year supported by solid distribution and exciting innovation. For example, we launched Monster Zero Sugar in France, Great Britain, the Netherlands and Sweden to promote choice and meet the growing consumer demand for a no calorie and no sugar variant of Monster Original with the same full-flavoured taste. (A) Reduction in average sugar per litre in soft drinks portfolio versus 2019. Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include plain water or juice. (B) Reduction in average sugar per litre in NARTD portfolio versus 2015. Includes dairy. Does not include coffee, alcohol, beer or Freestyle. (C) Does not include coffee, alcohol, beer or Freestyle. Low calorie beverages ≤20kcal/100ml. Zero calorie beverages &lt;4kcal/100ml. Find out more about our portfolio on pages 4-5 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 16 Great brands Forward on drinks

Forward on drinks Volume by category 2023 % of total 2022 % of total % change(E) Sparkling 85.0% 84.5% —% Coca-Cola 59.0% 58.5% —% Flavours, mixers and energy 26.0% 26.0% 1.0% Stills 15.0% 15.5% (5.0)% RTD tea, coffee, juices and others 7.5% 7.5% (3.0)% Hydration 7.5% 8.0% (7.0)% Total 100.0% 100.0% (0.5)% Reduction in average sugar per litre(A) Europe(B) Target 10% reduction by 2025 (versus 2019) Australia(C) Target 25% reduction by 2025 (versus 2015) New Zealand(C) Target 20% reduction by 2025 (versus 2015) Indonesia(C) Target 35% reduction by 2025 (versus 2015) Products sold that are low or no calorie Over 50% of sales to come from low or no calorie drinks by 2030 (Europe by 2025) Group Target 50% Target 50% by 2025 Target 50% by 2030(D) The plan for the year ahead We remain confident in the resilience of our categories and will continue to actively manage our pricing and promotional spend to remain affordable and relevant to our consumers. We will continue to monitor consumer trends and react to their changing needs for a greater variety of drinks for every occasion, including healthier alternatives. We’ll do this by providing even more choice through innovation, the introduction of new low and no calorie drinks and the reformulation of our recipes. For example, in 2024, we will continue to reformulate Fanta Orange in some of our markets, to offer a broader range of beverage options, including zero calorie options. We will drive engagement with our customers and consumers through our Coca-Cola trademark, Powerade, Fuze Tea and Costa brands at major sport events in 2024, including the Olympic Games in Paris and UEFA EURO in Germany. (A) For details on the methodology used to calculate this KPI, see methodology statement on page 236 . (B) Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include plain water or juice. (C) NARTD portfolio, including dairy. Does not include coffee, alcohol, beer or Freestyle. (D) Australia, Indonesia and New Zealand only. (E) % change is related to comparable volume performance versus 2022. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 17 Great brands continued Performance and progress against our This is Forward commitments 4.9%2023 48.4%2023 48.8%2022 47.8%2023 48.3%2023 14.9%2023 16.8%2022 15.9%2023 36.2%2023 31.6%2022 5.0%2022 15.9%2022

Our product mix and consumer choice We offer consumers drinks for every taste and occasion, including drinks with or without sugar, and drinks with ingredients which are Fairtrade or Rainforest Alliance certified. Our portfolio ranges from carbonated and still soft drinks, energy drinks, and RTD teas, to flavoured dairy, organic soft drinks, beverages with nutritious benefits, coffee and alcohol. We continue to expand our portfolio across our core brands, while also seeking to launch and scale new products in categories like alcohol and coffee, and engage with consumers through collected insights, dedicated research and consumer labelling. We are further enhancing our product mix by providing a greater range of smaller packs, which are often more convenient for consumers and can help them to control their sugar intake. In 2023, 4.6% of our drinks were enjoyed in packages of 250ml or less. Reducing sugar in our drinks We are a long-standing member of the Union of European Soft Drinks Associations (UNESDA) and we are committed to reducing average added sugars in our soft drinks by a further 10% by 2025 (from 2019) across Europe, representing an overall reduction of 33% in the past two decades. In 2023, in Spain, we reformulated Sprite, giving it a more intense taste, and introduced Sprite Zero. The brand has taken an important step towards greater circularity by replacing the iconic, hard to recycle green PET bottle, with a transparent and 100% recyclable PET bottle. In our key API markets we also have ambitious 2025 sugar reduction targets as we aim to reduce the average sugar per litre in our NARTD portfolio by 20% in New Zealand, by 25% in Australia and by 35% in Indonesia (versus 2015). Focus on low or no calorie drinks Over the past year, we continued to encourage people to reduce their daily sugar intake, raising awareness of our low calorie drinks via our point of sale communications and by promoting low and no sugar options. In API, we continue to introduce and promote more low and no sugar drinks with a focus on zero sugar sparkling drinks and water. For example, we are promoting Coca-Cola Zero Sugar in remote Indigenous communities in Australia in collaboration with our retail partners and their communities. Following an assessment of the health impacts of aspartame, global health organisations, including the WHO, reaffirmed the safety of the ingredient. In 2023, we continued to use low and no calorie sweeteners in our products. Find out more information on our approach to food safety and food additives on page 251 Clear, straightforward packaging information We help people make informed choices by providing clear and transparent nutritional information, in particular on sugar and calorie content. Our approach aligns with all global and local legislation. We pioneered Guideline Daily Amount (GDA) labelling and this has been on our drinks in Europe since 2009. In 2021, we adopted the voluntary front of pack Health Star Rating on all our non-alcoholic drinks in Australia and adopted the same approach in New Zealand in 2022. We also make nutritional information for all of our drinks available on our websites in all our territories. Responsible marketing We are committed to the responsible marketing of our products. Our responsible sales and marketing principles cover all media formats, point of sale materials and packaging types. They provide clear guidance for our commercial teams on how our products should be marketed, ensuring consumers are not mislead, and helping them to make informed choices. Through these principles we also encourage responsible drinking of all our products, and ensure we comply with all relevant laws, regulations and industry codes on the marketing and sale of our products, including drinks that contain alcohol. Together with TCCC, we have a clear policy not to advertise or market any of our products to children under 13, or an older age limit in specific regions aligned with local regulations. We play a proactive role in leading local industry coalitions to strengthen our actions, with a particular focus on the rapidly evolving digital and social media environment and school policies. Case study Coca-Cola Zero launch in Indonesia In 2023, we launched Coca-Cola Zero Sugar in Indonesia. The new drink in this market is part of our commitment to providing Indonesian consumers with a wider range of low and no calorie options. The launch of Coca-Cola Zero Sugar introduced a new design bringing all variants of the Coca-Cola trademark under one brand identity. The new packaging design is easily distinguishable and provides transparent nutrition information of each product. Image: Coca-Cola Zero Sugar 390ml PET bottle and 250ml aluminium can Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 18 Great brands continued Our progress explained

Jack & Coke Faster on brands Inspired by Jack & Coke, the classic bar cocktail known and enjoyed around the world, we were delighted to launch Jack Daniel’s & Coca-Cola ARTD in Great Britain, the Netherlands and Spain in 2023. It is perfectly suited to meet consumer demand for ARTD mixers and create value for our customers. Watch: Stephen Lusk, Chief Commercial Officer, on how we brought two iconic brands together. cocacolaep.com/annual-report/ case-study/fasteronbrands Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 19 Image: Jack Daniel’s & Coca-Cola ARTD cans

We want CCEP to be a great place to work, where everyone is welcome, has the opportunity to grow and can make a difference. Key focus area for CCEP At CCEP, we have an engaging workplace, enabling our great people to do great business for our customers today and tomorrow. We promote wellbeing, inclusion, diversity, development, innovation and respect, helping to ensure that our people at every level can be heard, grow and have a great experience. We’re committed to having a positive impact on our people and their communities by supporting economic mobility, and building resilience. Some people in our local communities face significant socioeconomic barriers, including inequality, social exclusion and unemployment, while environmental challenges affect their daily lives. Across CCEP, we’re tackling these issues and helping to remove people’s barriers to the workplace. Through our volunteering policy we empower our employees to engage with their communities. Our ambitions People Wellbeing and safety of our people. Talented, passionate and committed people who can deliver success for CCEP with winning capabilities, agility and a performance mindset. Open, inclusive and respectful workplace. Communities Expand our contribution to society through employee volunteering and supporting local community partnerships. Related Sustainable Development Goals Our This is Forward commitments People 45% of management positions to be held by women by 2030. A third of our workforce to be women by 2030. 10% of our workforce to be represented by people with disabilities by 2030.(A) Communities Support the skills development of 500,000 people facing barriers in the labour market by 2030. (A) Calculated based on the total number of employees responding to our voluntary 2023 inclusion survey (representing 38.4% of our workforce) and the number of employees self-declaring as having a disability. Achievements in 2023 People We developed critical leadership, commercial, customer service and supply chain capabilities through our respective academies. We achieved strong employee engagement and delivered a second inclusion survey. We expanded and made progress against our diversity commitments for gender balance, disability and social mobility. Communities Together with Coca-Cola Hellenic Bottling Company, TCCC and TCCF, we rolled out a Social Impact Framework and Toolkit to help measure the impact and progress of our community partnerships supporting people facing barriers in the labour market. We also made financial donations to disaster relief organisations to support first responders during environmental disasters in Turkey, Syria and New Zealand. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 20 Great people Forward on society

32,500 Number of hours volunteered by our employees 2024 employer recognition Gender diversity – Management 45% of management positions to be held by women by 2030(A) Group Target 45% by 2030 Safety Reduce our total incident rate (TIR) to below 1 by 2025 Group Target &lt;1 by 2025 (A) Excludes Fiji and Samoa, as aligned role grades are not available for 2023 reporting. We aim to include these markets for 2024. (B) New commitment launched in 2023. Data not available for 2022. (C) We aim to be accurate in our reporting and continue to enhance the way we capture and report the total value of our community contribution. Figures quoted have been rounded to the nearest 100k. Gender diversity – Workforce A third of our workforce to be women by 2030 Group Target 33% by 2030 Disabilities 10% of our workforce represented by people with disabilities by 2030 Group Target 10% by 2030 Calculated based on the total number of employees responding to our voluntary 2023 inclusion survey (representing 38.4% of our workforce) and the number of employees self-declaring as having a disability. Supporting skills development(B)(C) Support the skills development of 500,000 people facing barriers in the labour market by 2030 Group Target 500,000 by 2030 Community contribution(C) Total community investment contribution (€ millions) Group Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 21 Great people continued Performance and progress against our This is Forward commitments 13.42023 10.72022 1.52023 1.52022 0.842023 16,4002023 12.6%2023 0.932023 0.872022 0.692023 1.042022 14.82023 23.8%2022 38.4%2023 37.2%2022 12.22022 0.622022 25.1%2023

The plan for the year ahead People In 2024, we will continue to prioritise our people’s physical and mental wellbeing, and provide an inclusive, safe and healthy work environment. We will continue to invest in developing our people, strengthening our leadership, commercial, customer service and supply chain capabilities in particular. Finally, we will invest further in creating a consistent experience for our people across our digital people platforms. (A) CCEP full time, part time and temporary corporate employees. Full time equivalent employees as at 31 December 2023. Includes three employees who did not declare their gender. (B) The members of the ELT and their direct reports consist of 56 women and 72 men. (C) Directors of subsidiary companies comprising 27 women and 55 men are also included in the workforce diversity statistic under leadership. Communities In 2024, we will celebrate the fifth anniversary of our Support My Cause initiative, which supports local charitable organisations nominated by our employees. We will also continue to enhance our employee volunteering programme, ensuring that we continue to create positive social impact that genuinely improves the lives of millions of people in our communities. We will be working with local markets to create roadmaps to help us reach our commitment to support the skills development of 500,000 people facing barriers in the labour market by 2030. Case study Measuring inclusion across CCEP During the year, we ran our second inclusion survey with over 13,000 employees taking part across CCEP. This provided employees with the opportunity to give feedback on their inclusion experience at CCEP and declare personal diversity information. We saw improvements particularly in our people’s sense of belonging, of being treated with dignity and respect, and in their belief that our leaders are committed to diversity. We expect the outcomes to enable us to better understand the diversity of our workforce, further improve inclusivity and embed equity in our infrastructure and people practices. Image: Norwegian colleagues pictured in conversation 79 is our overall inclusion score, which considers how welcome, safe, included and respected our employees feel at CCEP Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 22 Great people continued Highlights from 2023 Workforce diversity Total employees 32,315(A) Leadership (senior management grade including ELT)(B)(C) 3,662 Board of Directors 17 Directors of subsidiary companies 98 n Women n Men Women 8,104 Women 1,406 Women 6 Women 29 Men 24,208 Men 2,256 Men 11 Men 69 25.1% 74.9% 38.4% 61.6% 35.3% 64.7% 29.6% 70.4%

Forward on society Our people Safety At CCEP the safety and wellbeing of our employees always come first. Our employees receive health and safety training, aligned with the Coca-Cola system health and safety procedures and local regulations. We expect and encourage our people to follow our policies and procedures and take action if they become aware of any situation or behaviour affecting the physical or mental wellbeing of others. Managers are responsible for ensuring that our workplaces, processes and equipment are kept safe for our people. Any potential hazard or work incident is investigated to identify and prioritise the short-, mid- and long-term action plans. In case of injuries or health issues, we make reasonable adjustments to our employees’ duties and working environment to support their recovery and continued employment. We measure our safety performance using total incident rate (TIR) and lost time incident rate (LTIR). This covers everyone working for us, including contractors and temporary workers. We aim to reduce our TIR to below 1 by 2025. A contractor management system is in place across all our territories, requiring contractors to pass a risk-based assessment before they are permitted to work at our sites. Tragically, in 2023, there was one contractor fatality in Indonesia. The incident was investigated with the local authorities and we continue to improve our safety procedures to prevent a reoccurrence. Wellbeing By the end of 2023, we had trained more than 1,250 Wellbeing First Aiders across CCEP. This has created an internal network for mental health support, with people trained to spot the signs of mental health conditions, listen free of judgement and direct colleagues to professional services when they need support. Approximately 1,400 people benefited from our Employee Assistance Programme, an independent service in our workplace offering 24/7 free professional support for our people and their family. We also launched our new Wellbeing Hub in Europe, an online platform which offers our employees information and support to take care of their wellbeing. We aim to expand to API soon. Through our Wellbeing Leadership training programme launched in 2023, we helped around 1,475 leaders across CCEP to understand their own wellbeing needs, and to develop the skills and confidence needed to keep their team safe and well. For World Health Day 2023, we ran an internal campaign to support a proactive approach to health, with almost 5,000 people taking part. Inclusion, diversity and equity We believe that building a workforce that better represents the communities we serve will support our sustainable business growth. We prioritise inclusivity across five pillars: culture and heritage; disability; gender; LGBTQ+; and generations. Inclusion, Diversity and Equity (ID&E) at CCEP is supported by dedicated groups of employees and leadership sponsors centrally and locally who guide our initiatives. We provide mandatory anti-harassment training for all people managers and members of the People and Culture team. This is also recommended for all employees. We also provide training on broader ID&E topics, for example inclusive leadership and allyship. We are committed to being an equal opportunities employer. We have a policy of no discrimination and make decisions about recruitment, promotion, training and other employment issues solely on the grounds of individual ability, achievement, expertise and conduct. To ensure that line managers make appropriate pay decisions, we provide training and support. We monitor pay equity within our territories. Promoting diversity in recruitment To ensure we have a pipeline of diverse talent, we promote inclusion and diversity from recruitment and apprenticeships, to training, development and progression. This is supported by our clear anti-harassment and ID&E policy, as well as our Inclusive Recruitment Principles and Candidate Charter. We use targeted attraction strategies and specialist jobs boards, aimed at under represented audiences, to promote content on our inclusive culture. We also share information and stories from our people on their inclusion experiences on social media and our careers website to showcase our philosophy that everyone is welcome, can be themselves and belong at CCEP. In addition, we have introduced our new Disability Pledge, including our Company-wide commitment to support employees with disabilities, providing guidance and goals for local initiatives to help us achieve this commitment. The Disability Pledge includes embedding inclusivity into our processes and practices. We also work with external partners to reach under represented communities. Read more in our communities on page 26 Partnerships to support diversity We partner with organisations and participate in activities that contribute to a fairer workplace and society. We are a signatory of the LEAD Network pledge and the Valuable 500 pledge to accelerate gender parity and disability inclusion. We support the UN Women’s Empowerment Principles, promoting gender equality and women’s empowerment. We are members of the Business Disability Forum, Stonewall’s Diversity Champions programme and the Social Mobility Index. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 23 Great people continued Our progress explained

Supporting and engaging our people Good communication is essential to building a motivated, engaged workforce. We are committed to communicating clearly and transparently with our people and their representatives in local languages through digital platforms, printed materials and direct dialogue. We engage in forums to ensure we hear the voice of our employees. We meet regularly with the European Works Council, national and local works councils, and trade unions that represent our people across our territories. Across our territories, 55 unions represent our employees. We continue to innovate and extend our digital solutions for our people to make it easier for them to access what they need, such as policies, training and key data on pay and performance. Our policies are easy to understand, and are reviewed annually to align with legal requirements. We want our people to enjoy a great experience at CCEP and feel engaged with our business aims and strategy. In June 2023, we conducted our annual employee engagement survey. The results showed sustained strong engagement levels, with more than 24,400 colleagues (76%) participating, which is up by 557 respondents compared to last year. Our strong engagement score has stayed stable at 77. Find out more about our Board engagement with our people on page 61 Employee training, development and leadership We believe that when our people learn and grow, our business grows too, so we continue to invest in learning and development across CCEP through our strategy, The Way We Grow. This includes developing capabilities in leadership, commercial, customer service and supply chain through our academies: The Way We Lead, The Way We Sell and The Way We Serve. We progressed The Way We Lead academy with around 500 leaders gaining 360 feedback, helping them to grow self-awareness of their leadership style and enabling them to contribute to a feedback culture. More than 2,500 leaders participated in a series of virtual and in-person development modules including coaching and performance. We are equipping our frontline managers through our new global Great People Manager Programme. Approximately 500 leaders participated in 2023. The rollout will continue in 2024. We offer further training opportunities through our digital learning platforms Juice and Academy, supporting employee development of core capabilities in leadership, commercial, customer service and supply chain. Our people can create their own talent profile and understand their objectives, feedback and development plan using our digital MyPerformance@CCEP platform. Our digital Career Hub, live across Europe and soon to be rolled out in API, provides users with personalised recommendations for vacancies, career paths and networking opportunities. 64% of employees so far have created their profile. We have seen our employee engagement score increase by five points compared to last year’s results, with new joiners and younger employees feeling more positively about our progress on growth and value, and enthusiastic about their career opportunities at CCEP. We value and invest in our early career talent and support initiatives that help young people gain employability, skills and confidence. This includes offering internships, apprenticeships and graduate programmes. In 2023, we continued to partner with One Young World, the global forum for young leaders. 21 CCEP delegates attended the forum in Belfast, bringing back valuable experiences and ideas. Employee benefits We pay fairly and in line with appropriate market rates, and provide our people with benefits according to their country and level in the organisation, including packages to cover sickness, post-natal childcare, bereavement or a long-term illness in the family. We also offer pension plans, life insurance and medical plans, as well as many other flexible benefits. Find out more about our remuneration on pages 127-143 Case study Investing in our people’s capabilities We continue to invest in developing our commercial, customer service and supply chain capabilities. Around 2,450 people in our commercial function have participated in The Way We Sell academy. Alongside skills evaluations, which enable our people to build personalised learning journeys with their managers, there has been good participation across our modules including World Class Key Account Management, Sales Execution and Commercial Fundamentals. We introduced The Way We Serve academy in our customer service and supply chain function and have equipped around 360 people with new capabilities in support planning. Image: Sales colleague in conversation with a customer Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 24 Great people continued Our progress explained

Respect for human rights We consider human and workplace rights to be inviolable and fundamental to our sustainability as a business. We support the 10 principles of the UN Global Compact. Our principles regarding human rights are set out in our Human Rights policy, which is aligned with accepted international standards and CCEP’s Code of Conduct (CoC). Further information on our principles regarding human rights is provided in our Supplier Guiding Principles (SGPs) and Principles for Sustainable Agriculture (PSA). These set out the requirements of our suppliers related to business ethics, human and workplace rights, the environment, and providing benefits to communities. Modern slavery We have a zero tolerance approach to modern slavery of any kind, including forced labour, and any form of human trafficking within our operations, and by any company that directly supplies or provides services to our business. Our Modern Slavery Statement complies with the UK Modern Slavery Act 2015 and the Australian Modern Slavery Act 2018. It sets out the steps taken by CCEP to prevent, identify and address modern slavery risks across our business and supply chain. See our modern slavery statements at cocacolaep.com/about-us/governance Human rights risk assessment We recognise that all our employees and supply partners have a role in identifying and mitigating human rights risks across our business. Employees and managers are empowered to recognise and address human rights risks and issues as they conduct their work, and this extends to the arrangements we agree with workers and trade unions. The effective tracking and management of these risks also ensures compliance with relevant legislation. We have mapped human rights-related laws, regulatory requirements and risks identified in human rights reports in each of our countries. Based on this, in 2024, we will refresh our human rights assessment strategy primarily focused on the countries where the highest human rights risks have been identified. In 2023, we conducted human rights risk assessments in Germany and Norway. These assessments identified current and evolving human rights risks to ensure we develop proactive measures to manage risks before they occur. Human rights risk has been rated as low within our own operations in both Germany and Norway, however, risk in our supplier base remains. During 2023, we also analysed the results of the human rights risk assessment conducted in Indonesia in 2022, and developed measures to improve our social dialogue and the conditions for women in our workforce. As a result of human rights risks assessments that have been completed in Europe and API, we have identified 12 areas as priority issues for CCEP, as summarised in the human rights risk assessment table to the right. Find out more about our approach to human rights in our supply chain on page 33 Ethics and compliance Our ethics and compliance programme for all our employees and Directors is designed to ensure we conduct our operations in a lawful and ethical manner. It also supports how we work with our customers, suppliers and third parties. Preventing bribery and corruption We aim to prevent all forms of bribery and corruption in our business dealings. Our CoC sets out our principles and standards to prevent bribery and corruption, including conflicts of interest and the exchange of gifts and entertainment. Our Gifts, Entertainment and Anti-Bribery policy applies to all employees. There is a mandatory training for a targeted audience. Find out more about our approach to human rights at cocacolaep.com/ sustainability/human-rights Human rights risk assessment: priority issues Migrant and temporary workers Data protection Right to privacy Wages Equality and non- discrimination Forced labour Health, safety and security Freedom of association Working hours Freedom from bribery and corruption Cultural rights of minorities Children and young people’s protection from exploitation Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 25 Great people continued Our progress explained

Forward on society Our communities Boosting skills development and social inclusion We’re determined to drive the economic empowerment of under- represented people, with a particular focus on people with disabilities, those from minority ethnic groups or lower socioeconomic backgrounds, and women, by providing employability skills and removing barriers to the workplace. We support a wide variety of local community partnerships as part of our new Skills for Impact initiative launched in 2023. For example, in 2023, we organised the third BORA Jovens programme in partnership with Portuguese NGO Ajuda em A&ccedil;&atilde;o to support young people at risk of social exclusion, in entering the labour market. Since the start of the programme in 2021, approximately 400 young people have participated, resulting in around 160 of them entering the labour market and almost 50 going back to school. In Indonesia, in partnership with associations, universities, governments, and local NGOs, we provide mentorship programmes to support micro, small and medium enterprises within fashion, food and beverages, waste management and other sectors. In 2023, we delivered training and mentorships to approximately 1,000 people. Protecting the environment and community wellbeing We support programmes, projects and initiatives that help protect local environments, address climate adaptation and improve community wellbeing, including major disaster relief efforts, water replenishment projects and local litter clean up activities. In 2023, supporting the Sea Life Trust on World Oceans Day, over 100 CCEP employees participated in beach and river clean ups across England and Scotland. We also help address the needs of people in the community by donating surplus products and working with food banks. For example, in 2023, in Norway, we strengthened our partnership with Too Good to Go, a platform that aims to combat food waste. Through improved forecasting and employee volunteering we have managed to avoid the disposal of around 600 tonnes of finished goods. Supporting local communities with our employees and customers We empower our employees to take action for the environment and engage with their local communities through employee volunteering. Our Support My Cause initiative enables employees to nominate local charities they feel passionately about to receive a donation from the business. Since 2019, we have donated €1.2 million to 200 local charities and community groups across our territories. In addition, in 2023, we donated over €400,000 to support 125 grassroots charitable and community partnerships located close to our sites and offices. We also partner with our customers to support initiatives that tackle societal challenges within our communities. For example, in 2023, we joined forces with the German Foundation for Integration and DEHOGA, Germany’s national association for restaurateurs and hoteliers, to start a mentoring programme in the hospitality industry. The programme supports our customers in developing talented young people. Find out more about Board engagement with communities on page 64 Case study Volunteering for the Special Olympics With TCCC, we are a long-standing supporter of the Special Olympics which is the world’s largest sports organisation for children and adults with intellectual and physical disabilities. Our support in Europe includes volunteering, financial support and product donations. In 2023, more than 250 CCEP and TCCC people volunteered locally or at the Special Olympics World Games Berlin. We also established the Unified Business project in Great Britain, working with Special Olympics athletes to help develop their employability skills to break down the barriers they face when entering the workplace. Image: Special Olympics Great Britain athlete receiving an #UnbeatableTogether Team Great Britain lanyard from CCEP volunteers 250+ employees volunteered Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 26 Great people continued Our progress explained

Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 27 Apprenticeships Faster career progress We help people accelerate their careers with us by offering a wide range of different apprenticeship schemes, from Sales and Merchandising to Food Technology and Engineering. One of many who have joined us, Jennifer started as an Engineering Apprentice at our site in East Kilbride, Great Britain. Having now completed her qualification, she is responsible for helping to ensure our lines run as efficiently as possible. Watch: Sharon Blyfield, Head of Early Careers at CCEP, talks about how we bring talent into the business. cocacolaep.com/annual-report/ case-study/fastercareerprogress Image: Sales apprentices from the 2022 GB apprenticeship cohort

We want to win with our customers and suppliers, and maintain high customer service levels. Key focus area for CCEP We’re working to deliver great execution for customers. We’re driving growth, creating value and delivering results through close support and collaboration, while identifying new channels and implementing transformative new ways to do business. To ensure we maintain high quality products and services for our customers we must promote reliability, consistency and sustainability throughout our supply chain. We recognise the importance of having ethical and sustainable procurement practices that support our business and sustainability goals. As a business, we rely upon a sustainable supply of ingredients like sugar, coffee, tea and juices as well as the raw materials we use for our packaging like glass, aluminium, plastic, pulp and paper. That’s why we continue to invest in our capabilities and the long-standing and supportive relationships we have with our supply chain to provide even better service for our customers. Our ambitions Our customers Strong and supportive customer service, known for our agility and flexibility. Great digital tools enabled by high quality data and analytics, known to be easy to do business with and for our world class execution. Our suppliers A well invested supply chain and optimised portfolio. Related Sustainable Development Goals Our This is Forward commitments 100% of our main agricultural ingredients and raw materials sourced sustainably. 100% of our suppliers to be covered by our Supplier Guiding Principles (SGPs) – including sustainability, ethics and human rights. Achievements in 2023 Our customers Our online customer portal, MyCCEP.com, received a new look and feel to make it easier to use for customers. New tools and functionalities are constantly being added to MyCCEP.com including point of sale materials and consumer insights to help customers grow their businesses. Our suppliers Following the launch of our Responsible Sourcing Policy (RSP) in 2022, we focused on actively engaging and communicating with our suppliers across our markets in Europe and API and aiming for 100% of our suppliers to understand and comply with our policy. To reduce our Scope 3 GHG emissions, we continued to engage with our carbon strategic suppliers, asking them to set their own science based targets and transition to 100% renewable electricity. This will ensure more of our suppliers have strong SBTi targets in place across our territories and help to reduce their GHG emissions. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 28 Great execution Forward on supply chain

Our customers #1 value creator for our customers as measured by NielsenIQ ~90% great customer service level ~1.5m unrivalled customer coverage Our suppliers ~16,000 We source products from over 16,000 suppliers ~€7b In 2023, we spent ~€7 billion with our suppliers. 84% was spent with suppliers based in our countries of operation Spend covered by guiding principles 100% of suppliers to be covered by our SGPs Group Target 100% The plan for the year ahead Our customers We’ll continue to regularly engage with our customers on strategy, planning and understanding key priorities around new packaging solutions and product offers to meet changing consumer trends. Our suppliers We’ll continue to engage with all of our suppliers to reduce our Scope 3 GHG emissions, our key priority for 2024. We will implement a targeted programme for our most critical carbon strategic suppliers from which we source PET, Sustainable sourcing (sugar) 100% of sugar sourced through suppliers in compliance with our Principles for Sustainable Agriculture (PSA) Group Target 100% aluminium and sugar. The programme will help them build their own carbon reduction roadmap and will support our own plans to reduce GHG emissions across our value chain by 30% by 2030 (versus 2019) and reach Net Zero by 2040. Upcoming legislation related to deforestation and human rights across many of our markets will require compliance by both our suppliers and CCEP. We are partnering with our suppliers to ensure greater Sustainable sourcing (pulp and paper) 100% of pulp and paper sourced through suppliers in compliance with our PSA Group Target 100% collaboration and transparency on their sourcing, in order to work towards compliance with these regulations. We will continue to implement and improve our systems to understand and anticipate potential risks associated with our suppliers and their supply chains. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 29 Great execution continued Performance and progress against our This is Forward commitments 97.9%2023 98.3%2023 98.4%2022 96.3%2023 97.3%2022 97.5%2022 99.4%2023 97.6%2022 99.8%2023 99.2%2022 100%2022 99.9%2023 90.3%2022 97.3%2023 99.8%2022 99.8%2023 98.3%2022 99.7%2023

Customers at the heart of our business As the world’s largest Coca-Cola bottler by revenue, we have built long-standing and supportive relationships with our customers. We are committed to delivering great execution and creating value for them. We do this not just by focusing on growing our own portfolio of products, but by considering how we can grow the soft drinks category as a whole. With the market continuously changing, it is more important than ever to have the right commercial strategies in place to be able to respond to this evolving landscape. Our strong commercial team works with a wide range of customers, ranging from small local shops, supermarkets and wholesalers to restaurants, bars and sports stadiums, so consumers can enjoy our great tasting products. We aim to be as close as possible to our customers, maintaining continuous relationships at every level and every function in order to understand their business. This enables us to identify opportunities and ensure these are aligned with the customer’s ways of working. Image: Colleague and customer in away from home (AFH) channel, the Netherlands Our frontline field sales teams visit our customers on a daily basis providing in-store execution support, while our key accounts teams engage with customers on a national and international level on strategic product planning, addressing challenges and opportunities, supported by senior members of the leadership team. Much of our ability to create value for our customers depends on the quality of the service we provide and how we deliver in the market. Our focus is on ensuring our frontline sales teams are visiting and engaging with customers regularly, which we measure by tracking the number of customer visits we complete each day. In Europe, we have about 1,600 sales representatives in the AFH channel who conduct up to 13 visits per day. This represents more than 20,000 daily accounts visits and more than 390,000 interactions with our customers on a monthly basis. In addition to our field sales teams, we also interact with our AFH customers via our call agents and digital teams, as part of our omni contact (face, voice and digital) strategy. Driving digital growth Our ability to win with our customers has been enhanced in recent years due to ambitious and targeted investments in our priority capabilities. These investments support our customers to adopt new technologies and to focus on digitisation. It also helps us to engage with them through multi contact strategies and by investing in knowledge and analytics to better tailor our action plans to their needs. Today, 85% of our volume is digitally captured across our markets, mainly driven by electronic data interchange with our retail customers, B2B platforms and call centre inbound. We also continue to drive incremental revenue growth in digital commerce channels through world class execution. This is supported by establishing high level digital capabilities within our teams, and by developing and deploying the next generation of tools to support our commercial strategy, which includes a clear multi-year roadmap. Read more in Our market drivers on page 13 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 30 Great execution continued Our customers

Driving stronger capabilities across our commercial teams To accelerate our journey to deliver a great execution for our customers, we are enhancing the capabilities of our people. We support the skills development of our employees across all functions and foster a culture of data-driven decision making, by driving stronger capabilities across our sales force and our key account management team. Image: Colleague and customer in retail in Norway Through our online learning platform Academy, we offer a wide range of trainings for our people. We continue to update the development programmes and to introduce new relevant courses designed to grow capabilities in specific areas such as sustainability, finance skills, negotiation and digital skills. In 2023, we launched a new academy on the coffee category. Find out more about training programmes for our people on page 24 Partnering with customers to drive value At CCEP, we are committed to creating value for our customers. Considering exactly what consumers need helps us identify opportunities for category growth, which is key to a successful commercial strategy. In 2023, highlighting the strength of our customer relationships, we created more value than any other NARTD business. We work with NielsenIQ and IRI3 – retail and consumer data and insight providers – to measure how much value we create for our customers, and how our individual brands support this value creation. In 2023, across all our territories in Europe and API, we created €17.1 billion in value across our NARTD categories for our customers, a year on year increase of €1.2 billion. In Europe, Coca-Cola is the highest value brand within FMCG (€8,980m) and the brand that has added the most absolute value year on year (€497m). Winning with customers Our retail customers include supermarkets and hypermarkets, which sell our drinks to consumers for consumption at home. They represent a significant amount of our volume, and we measure their satisfaction through the Advantage Group Survey. The survey covers key retail customers, asking them to rank CCEP’s performance across a variety of critical partnership areas including strategy, operations, customer service, marketing, innovation, people and sustainability. We measure ourselves against our ambition to be our customers’ number one supplier within the beverage industry and FMCG. The survey covers eight of our nine markets in Europe (Belgium and Luxembourg (Belux), France, Germany, Great Britain, the Netherlands, Portugal, Spain and Sweden(A)) alongside Australia, New Zealand and Indonesia in API. In 2023, CCEP secured the number one position within FMCG across six of our surveyed markets – Belux, Great Britain, the Netherlands, Portugal, Spain and Sweden(A). (A) Results from Gradient CSAT report 2023, as Sweden does not feature in the Advantage Group survey. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 31 Great execution continued Our customers continued

Forward on supply chain Collaborating with our suppliers We work with our suppliers to procure high quality raw materials and services. At the heart of this is our integrated approach to sustainability – making improvements and launching initiatives that support responsible sourcing, climate resilience, water stewardship and biodiversity. We engage with suppliers to identify common challenges and to decarbonise our business. The table on the right illustrates some of the requirements that we have put into place for our strategic and carbon strategic suppliers. Our RSP is included in new contracts and sets out the mandatory guidelines that our direct and indirect suppliers must comply with in order to do business with CCEP. This includes our SGPs, which set out the minimum requirements we expect of all our suppliers in areas such as workplace policies and practices, health and safety, environmental protection, business integrity and human rights. It also includes our PSA, which apply to agricultural ingredients and raw material suppliers and cover human and workplace rights, environmental protection and sustainable farm management. Supplier identification Definition Specific requirements Requirements for all suppliers Strategic suppliers • Directly managed and influenced by our procurement teams • Represent about 80% of our addressable spend • Engagement on sustainability extends to approximately 450 suppliers • Undergo an EcoVadis(A) assessment and have a minimum score of above 50 overall and above 35 on each criteria • Sustainability fully integrated in procurement processes and strategies • In 2022, we launched our RSP, which sets out mandatory guidelines for all our suppliers • SGPs and PSA are incorporated into this policy • RSP is incorporated into all new contracts, and is part of our standard conditions of purchase Carbon strategic suppliers • Subset of strategic suppliers • Approximately 200 suppliers • Represent about 80% of our Scope 3 GHG emissions In addition to strategic supplier requirements, carbon strategic suppliers are encouraged to: • set science based targets by 2023 in Europe and by 2025 in API • transition to 100% renewable electricity by 2025 in Europe and by 2030 in API (A) Provides a leading solution for monitoring sustainability in global supply chains. Suppliers that have a low score are asked to develop an action plan and improve their performance. If suppliers do not improve their performance within a set timeframe, they may not be used in the future. Priority ingredients As climate change leads to more extreme weather and increased water stress, more sustainable agricultural practices will be vital to building resilience across our supply chain and for the communities that produce these ingredients. Together with TCCC, we have identified 13 priority agricultural ingredients we rely on to make and package our beverages. Managing the purchase of these ingredients together with TCCC and other Coca-Cola bottlers, helps us manage the challenges we face in our supply chain as a joint Coca-Cola system. For more details on our priority ingredients see page 34 Supplier risk Understanding what we buy and taking action when we encounter a risk is a key aspect of our supplier relationships. We assess suppliers across multiple criteria such as financial value, efficiency, innovation and risk. For our strategic suppliers we carry out detailed financial and supplier risk assessments. We hold regular meetings with suppliers to assess key issues such as performance, innovation and sustainability. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 32 Great execution continued Our progress explained

We proactively manage sustainability risks in our supply chain using data gathered through EcoVadis for strategic suppliers and EcoVadis IQ for non-strategic suppliers. In addition, we continue to use Resilinc software, an AI tool which helps us to proactively identify potential risks in our supply chain. Having used the software to map our tier 1 suppliers in 2022, we started a project to map our tier 2 suppliers using Resilinc in 2023. In 2023, we also started using FRDM, a supply chain risk management tool, to monitor and mitigate human rights and climate-related risks in our supply chain. Human rights in our supply chain Protecting human rights is fundamental to how we run our business. We are committed to ensuring everyone who works at CCEP and in our supply chain is treated with dignity and respect. In 2023, we continued to provide training on human rights to our employees, with specific training to procurement managers focused on the German Supply Chain Act. We also conducted a human rights risk assessment in Germany and Norway in 2023, and published our first annual report for Norway under the Norwegian Transparency Act. In 2024, we will expand our reporting with our first annual report for Germany under the Act on Corporate Due Diligence Obligations in Supply Chains. In 2023, we documented our processes and responsibilities related to human rights risk assessments, due diligence and remediation or mitigation. This sets the basis for a robust governance framework across CCEP for human rights related actions. Supporting our suppliers in reducing GHG emissions Our suppliers are responsible for over 80% of the GHG emissions in our value chain. We can only meet our own GHG emission reduction targets by working in partnership with them. That is why we have asked approximately 200 carbon strategic suppliers to set their own science based targets. In 2023, 31% of our carbon strategic suppliers (Europe 50%, API 16%), had SBTi validated targets. We also track the number of suppliers who have committed to set SBTi targets, including those who may have already submitted targets to the SBTi. In 2023, a further 48% of our carbon strategic suppliers (Europe 46%, API 48%) committed to set science based targets(A). We know that some of our suppliers will need support to measure their emissions accurately, so that they can develop a GHG emissions reduction roadmap, set a science based target, adopt GHG emissions abatement measures and disclose their progress. To support them, we are working with TCCC to engage suppliers in the Supplier Leadership on Climate Transition (S-LOCT) programme, a cross industry collaboration that aims to provide suppliers with the resources, tools and knowledge they need to make progress on their own climate journeys. In 2023, around 50 CCEP suppliers were engaged with the programme, and we continue to encourage and support more of our suppliers to join. Sustainability supply chain finance programme with Rabobank In 2022, we implemented a new sustainability supply chain finance programme, structured and operated by Rabobank. The programme, one of the first of its kind in the global beverage industry, incentivises and rewards suppliers for improving their ESG performance. In 2023, the multi-award winning programme grew significantly, more than doubling the supplier groups participating, and beating the peak financing target by 114%. In partnership with the Rabo Foundation we invested in two local projects, focused on improving the sustainable production capabilities of smallholding farmers in Indonesia. We also launched a similarly structured programme in Indonesia in partnership with Citibank, offering Indonesian suppliers incentives on financing interest rates. Read about how we work with suppliers to reduce their emissions on page 38 (A) Based upon carbon strategic supplier-survey information. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 33 Great execution continued Our progress explained

Supplier standards audits We expect our suppliers to develop and implement appropriate internal business processes to ensure that they fully comply with our SGPs. As part of the Coca-Cola system, we rely on independent third party audits commissioned by TCCC to monitor supplier compliance with our SGPs for ingredients and primary packaging directly purchased by CCEP and for juices and concentrates purchased from TCCC. To date, these audits have covered more than 94% of our ingredients and primary packaging suppliers. If a supplier fails in any aspect of the SGPs, they are expected to implement corrective actions. TCCC conducts unannounced audits at its discretion and we reserve the right to terminate an agreement with any supplier that cannot demonstrate that it is upholding the SGPs’ requirements. PSA compliance is verified through adherence to a limited set of third party sustainable agriculture standards approved by TCCC. CCEP directly purchases sugar beet and sugar cane, pulp and paper, and tracks compliance with the PSA for these commodities through TCCC. Our priority ingredients(A) Raw material Procurement method Quantity and brands PSA aligned third party standards Compliance and standards Beet and cane sugar Directly by CCEP • Approximately 700k tonnes of beet sugar • Approximately 300k tonnes of cane sugar • Bonsucro • FSA Gold and Silver • Redcert 2 • Europe: 99.9% third party standard and PSA compliant • API: 97.3% third party standard and PSA compliant Pulp and paper(B) Directly by CCEP • Europe: approximately 70k tonnes of board for secondary and tertiary packaging, and marketing materials • API: approximately 40k tonnes of board for secondary and tertiary packaging(B) • Forest Stewardship Council (FSC) • Certification endorsed by the Programme for the Endorsement of Forest Certification (PEFC) • Europe: 99.8% FSC or PEFC certified and PSA compliant • API: 99.7% FSC or PEFC certified and PSA compliant Juice(C) TCCC • Orange and lemon juice from concentrate, not from concentrate and puree, are key ingredients in a number of our products (e.g. Minute Maid) • Sustainable Agriculture Initiative Platform (SAI) • Europe: 100% PSA compliance for orange and 100% for lemon • API: 100% PSA compliance for orange and lemon Coffee and tea Directly by CCEP • Grinders brand • Rainforest Alliance • Fairtrade • 46% compliance for this CCEP owned brand in API TCCC • Costa, Chaqwa and Fuze Tea brands • Rainforest Alliance • Fairtrade • Europe: 100% PSA compliance for coffee and 100% for tea (A) Our 13 priority agriculture based ingredients and bio-based packaging materials include sugar cane, sugar beet, high fructose corn syrup, stevia, orange, lemon, apple, grape, mango, coffee, tea, soy, pulp and paper. (B) We aim to expand reporting on this category to include additional areas such as printed and point of sale material in the future. (C) Coca-Cola trademark beverages with juice from concentrate, not from concentrate and puree as key ingredients. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 34 Great execution continued Our progress explained

Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 35 Supply chain resilience Faster on resilience We are making our supply chain more resilient by using AI tools, such as machine learning and demand sensing. Our Customer Demand and Supply Planning (CDSP) programme provides us with a better understanding of our customers, anticipating their needs faster and responding quickly to trends in the market. Watch: Jos&eacute; Antonio Echeverr&iacute;a, Chief Customer Service and Supply Chain Officer, illustrates how systems enable us to react quicker. cocacolaep.com/annual-report/ case-study/fasteronresilience Image: A colleague in her second year of professional training as a food technology specialist on the RGB line at our Mannheim production facility, Germany

We take our responsibility to reduce our environmental impact seriously. Key focus areas for CCEP We are committed to decarbonising our entire business. The Intergovernmental Panel on Climate Change (IPCC) has highlighted the need for urgent climate action(A). We take our responsibility seriously, and have set GHG emissions reduction targets aligned to climate science. We are taking urgent action to reduce the impact of our packaging. Waste and pollution, particularly from plastic packaging, are significant global challenges, and we are reinventing the way we do business to progressively move away from a linear model and the waste it creates, towards a full circular model. We have adopted a value chain approach to water stewardship. Water is vital to our business. It is the main ingredient in our products, essential to our manufacturing processes and crucial for the agricultural ingredients we use. We prioritise water efficiency in our own operations, while safeguarding the sustainability of the water sources our business, communities and suppliers rely upon. This is Forward commitments Climate Reduce our absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030 by 30% by 2030 (Versus 2019).(B) Net Zero GHG emissions (Scope 1, 2 and 3) by 2040.(B) Use 100% renewable electricity across all markets by 2030. 100% of carbon strategic suppliers(C) to set science based targets in Europe by 2023 and in API by 2025. 100% of carbon strategic suppliers(C) to use 100% renewable electricity in Europe by 2025 and in API by 2030. Related Sustainable Development Goals Climate Packaging Water Packaging 100% of our primary packaging to be recyclable by 2025. 50% recycled plastic in our PET bottles in Europe by 2023 and in API by 2025. Stop using oil-based virgin plastic in our bottles by 2030. Collect and recycle a bottle or a can for each one we sell by 2030. Water 10% reduction in our manufacturing water use ratio(D) by 2030 (versus 2019). Replenish 100% of the water we use in our beverages. 100% regenerative water use in leadership locations(E) by 2030. (A) www.ipcc.ch/2023/03/20/press-release-ar6-synthesis-report. (B) Our GHG emissions reduction and Net Zero targets have been validated by the SBTi as being in line with climate science. (C) Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (~200 suppliers in total). (D) Water use ratio: litres of water per litre of finished product produced. (E) NARTD production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. Achievements in 2023 In 2023, our Group wide targets to reduce GHG emissions were approved by the SBTi. To assess how GHG emissions will reduce by 2030, we started to build a climate transition plan, including carbon reduction roadmaps with targeted investment through to 2030. We became a Member of the Ellen MacArthur Foundation’s network, the world’s leading circular economy network that brings together businesses, policymakers, financial institutions, innovators and thought leaders to accelerate the transition to a circular economy. In 2023, we set a new Group wide water use ratio (WUR) reduction target, aiming to reduce our water use ratio by 10% by 2030 (versus 2019). This target is an aggregation of site level WUR targets, which are set in line with the sites’ water risk categorisation. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 36 Done sustainably Forward on water Forward on packaging Forward on climate

Forward on climate 14 PAS 2060 carbon neutral certified production facilities across our territories Reduce emissions Reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030, versus 2019(A) Group Target 30% reduction by 2030 (versus 2019) Renewable electricity consumption Use 100% renewable electricity across all markets(B) by 2030 Group Target 100% by 2030 Supplier engagement 100% of carbon strategic suppliers(C) to set science based targets by 2023 (Europe) and by 2025 (API) Group Target 100% Target 100% by 2023 Target 100% by 2025 The plan for the year ahead We'll continue to drive the reduction of GHG emissions across our full value chain – empowering and supporting our suppliers to take climate action to reduce Scope 3 GHG emissions, while being fully transparent about our value chain GHG emissions and the climate risks we face. We aim to evolve and continue to develop our climate transition plan, outlining how CCEP will decarbonise its full value chain by 2040, supported by long-term investment. Through CCEP Ventures, our investment platform for sustainability initiatives, we will continue to invest in breakthrough solutions that could help us reach our Net Zero 2040 target. We will also begin work to assess our Forest, Land and Agriculture (FLAG) emissions, and emissions from our business in the Philippines. (A) Our 2023 data was subject to independent limited assurance. A copy of our 2023 assurance statement, and assurance statements for prior years can be found on cocacolaep.com/ sustainability/download-centre. See detail regarding restatement of our baseline GHG figures in our methodology statement on page 237. (B) See page 39 for renewable electricity purchased percentages for Group, Europe and API. (C) Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (~200 suppliers in total). A further 48% (Europe 46%; API 48%) have committed to set science based targets, including those who may have already submitted targets to the SBTi. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 37 Done sustainably – Our environmental impact Performance and progress against our This is Forward commitments 16%2023 16.7%2023 15.9%2023 12.6%2022 11.6%2022 78.0%2023 73.1%2022 31%2023 17%2022 97.8%2023 97.9%2022 50%2023 27%2022 18.2%2023 10.0%2022 35.8%2023 23.5%2022 5%2022

Developing a climate transition plan across our value chain In 2023, we focused on building roadmaps to deliver against our short- and long-term GHG emissions reduction targets. This work included modelling reductions across the business, including plans from each market we operate in. It is the starting point for the development of our long-term climate transition plan. Our carbon reduction roadmap has been aligned with our commercial long-term business planning, and we have worked to align decision making within our Capex planning processes. To support our business planning, we have also embedded a carbon projection into our 2023-2025 long-term planning and 2023 business plan. This has helped us improve the connection between our commercial and carbon forecasts. ~€450m Between 2023 and 2025, we expect to invest approximately €450m in energy, logistics and carbon reduction technologies in our operations to support our decarbonisation plan. Read more about our climate transition plan in our TCFD disclosure on pages 51-53 Reducing supplier GHG emissions More than 80% of the GHG emissions in our value chain come from our supply chain (Scope 3). To reduce these emissions we have asked around 200 carbon strategic suppliers to set their own science based targets and to transition to 100% renewable electricity by 2025 in Europe and by 2030 in API. In 2023, around 80% of our Scope 3 GHG emissions were linked to suppliers with SBTi validated targets. In 2023, 31% of our suppliers have SBTi validated targets. A further 48% have committed to set science based targets. We are also working together with TCCC to collect and validate supplier specific emission factors directly from our suppliers, initially focusing on packaging and ingredients suppliers, which are the largest contributors to GHG emissions. This work will be critical in helping us to reflect the impact of our suppliers’ actions more accurately. Read more about our engagement on climate with suppliers on page 33 Reducing the carbon footprint of our packaging One of the biggest drivers of carbon reduction comes from increasing the amount of recycled content in our packaging, and improving packaging collection rates across our markets. We are committed to reducing our use of packaging where possible and ensuring that the equivalent of all the packaging we do use is collected, reused or recycled so that it does not end up as waste or litter. Read more about our packaging activities on pages 41-43 Reducing the carbon footprint of our ingredients Our ingredients account for approximately 25% of our total carbon footprint, mostly from farming, processing and transportation. We are working to collect more accurate carbon data from our suppliers and aiming for 100% compliance with our RSP, which includes the SGPs and PSA, and our expectations around carbon management. In 2024, we will work to assess and set targets on our Forest, Land and Agriculture (FLAG) emissions, and finalise and embed a no-deforestation policy, in line with SBTi guidance. Read more about our engagement on ingredients with suppliers on pages 32-34 GHG emissions across our value chain (Group)(A) Ingredients 25% Packaging 37% Operations and commercial sites 11% Transport 8% Cold drink equipment (CDE) 17% Other(B) 2% (A) Rounded to the nearest 1%. Calculated based upon the Scope 1, 2 and 3 emissions from each area. See our methodology document on cocacolaep.com/sustainability/ download-centre. (B) Other includes employee commuting, and IT and marketing spend. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 38 Done sustainably – Our environmental impact continued Our progress explained

Reducing the carbon footprint of our operations and commercial sites Our operations and commercial sites account for around 11% of our total carbon footprint. We are working to reduce GHG emissions from our production facilities by shifting to on- and off-site renewable electricity, improving energy efficiency, transitioning from fossil fuel powered equipment to electric machinery (such as boilers and manual handling equipment) and reducing our fugitive CO2 losses. In 2023, we invested approximately €28 million in energy, logistics and carbon reduction technologies within our operations. We estimate that this could save approximately 9,000MWh and 21,000 tonnes of CO2e per year, potentially helping us reduce our annual electricity and natural gas costs by around €2 million per year. In Spain, we replaced an old PET bottle blower with a more energy efficient one at our production facility in Fuenmayor. In the Netherlands, we installed two new electric boilers, two heat pumps and a 4km stainless steel pipe network to help electrify our Dongen production facility. In 2023, 14 of our production facilities were certified under the PAS 2060 standard as carbon neutral. Site certification follows significant efforts to reduce emissions, including converting forklift trucks from gas to lithium ion powered batteries, and switching lighting to lower power LEDs. Remaining site emissions were offset using Verified Carbon Standard (VCS)-certified carbon credits. Renewable electricity Using renewable electricity is critical to our efforts to decarbonise the business. As a member of the Climate Group’s RE100 initiative, we are committed to using 100% renewable electricity across all of our markets by 2030. Investing in renewable electricity in API could be a major carbon reduction driver for CCEP. In 2023, 98.9% of the electricity purchased and 97.8% of the electricity we consumed in Europe came from renewable sources(A). This difference is due to a small amount of non-renewable electricity consumed in leased facilities where we do not directly control the electricity contracts. In API, 33.7% of the electricity purchased and 35.8% of the electricity consumed was from renewable sources. We continue to invest in renewable and low-carbon energy projects, including on-site and power-purchase agreements for solar, wind, combined heat and power (CHP), district heating and hydropower. For example, in 2023, we signed a three year Renewable Energy Certificate (REC) sale and purchase agreement with PT PLN in Indonesia. In 2023, 13 of our facilities sourced electricity from on-site solar, wind or hydro power, generating around 16,000 MWh of electricity. 79.1% of the electricity purchased in 2023 was renewable Carbon offsetting While our focus is on decarbonising our business in line with a 1.5˚C reduction pathway, we support a limited amount of carbon offsetting outside of our value chain in the short term. We follow SBTi Net Zero guidance in this area, purchasing a limited amount of high quality carbon credits to offset GHG emissions where we cannot reduce further – for example, to offset remaining emissions for our carbon neutral production facilities. In 2023, we retired 41,090 tCO2e of carbon credits from the VCS-certified Katingan Mentaya Project, protecting peatland in Central Kalimantan, Indonesia. These credits were used to offset remaining emissions from our 14 carbon neutral production facilities. We plan to continue to support our carbon neutral sites in 2024, retiring carbon credits we have already purchased. Over the longer term, we will be working to directly invest in nature based solutions that remove carbon from the atmosphere. (A) See pages 238-239 for more information on the calculation of our renewable electricity and Scope 2 GHG emissions. Case study Solar panels installation in Australia In Australia, as part of our RE100 commitment to use 100% renewable electricity, we installed a rooftop solar system at our Darwin facility. This project involved the installation of 641 solar panels, connected by over 8,000 metres of wire. We estimate these panels will generate 420 MWh per year, covering approximately 75% of the site's electricity needs. The site joins production facilities in Eastern Creek, Kewdale, Richlands and Salisbury that already have rooftop solar. Image: Solar panels on the rooftop of our facility in Darwin, Australia 641 solar panels installed at our Darwin facility Find out more at cocacolaep.com/ annual-report/case-study/solarpanels Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 39 Done sustainably – Our environmental impact continued Our progress explained

Reducing emissions from our own car fleet, vans and trucks GHG emissions from our car fleet and vans account for approximately 22% of our Scope 1 emissions. As members of the Climate Group’s EV100 initiative, we are transitioning to electric vehicles (EVs) or ultra-low emission cars and vans for our own car fleet across our territories by 2030. We offer workplace charging and make it convenient for employees to charge EVs at home and on the go. In Europe, we increased our use of hybrid and electric cars and vans from 20% in 2022 to nearly 30% in 2023. Reducing third party logistics emissions Our third party distribution and transportation emissions account for approximately 7% of our Scope 3 GHG emissions. We are reducing emissions by improving our warehouse capacity, working with suppliers to optimise the transportation of our products, and increasing our use of alternative fuels. Warehouse capacity expansions at our production facilities have reduced road miles and enabled direct to customer deliveries instead of using external warehouses. Alternative fuels currently make up around 15% of the total kilometres driven by our third party logistics hauliers in Europe. This includes the use of HVO11, CNG, bioCNG and LNG. In Belgium, Luxembourg, Spain and Sweden we are delivering our beverages to local customers using electric trucks. By working with our suppliers, we have also cut the distance our ingredients and raw materials travel to reach our production facilities. Many of our own sites are located next to our can suppliers, eliminating the need to transport empty cans. Some of our production facilities, such as Grigny in France and Halle in Germany, manufacture their own PET bottle pre-forms. We also run front- and back-hauling programmes with customers and suppliers across Europe, which ensures that trucks never drive empty. In 2023, we built a new €8 million warehouse at our production facility in Azeit&atilde;o, Portugal, and opened an external warehouse in the Jordbro industrial area of Sweden. Increasing our storage capacity and improving our warehousing enables us to minimise our truck movements, lower costs and reduce our CO2 footprint, while making our operations more flexible and efficient. In 2023, in Spain, we joined Lean & Green, an initiative of the Association of Companies of Manufacturers and Distributors (AECOC), to reduce emissions associated with the transport and logistics sector. We are committed to implementing a comprehensive action plan to identify opportunities for improvement and implementing sustainable solutions working closely with our suppliers and logistics partners. Reducing our emissions from cold drink equipment (CDE) GHG emissions from our CDE account for 17% of our total carbon footprint. In 2023, we reduced the energy use of our CDE equipment per unit across our markets by 4.2% versus 2022(A). Our efforts to replace old and obsolete equipment also led to a reduction of 5.2% in the size of our CDE fleet and a 9.2% decrease in total energy consumption versus 2022. This helped drive a reduction of GHG emissions of 10.3% CO2e from our CDE equipment in 2023.&#9; All new coolers purchased in 2023 were hydrofluorocarbon (HFC)-free, meaning approximately 55% of our cooler fleet across our territories is now HFC-free. When we dispose of old equipment, we take full responsibility for its recycling and safe disposal. In 2023, TCCC issued global cooler energy consumption guidance and targets for all bottlers to reduce GHG emissions related to our cooler fleet. Working with our suppliers we are further refining our portfolio to meet the guidance provided. In API, our CDE can be one of our largest emissions sources, due to the use of fossil fuels in national electricity grids across these markets. In addition to working to improve the energy efficiency of our fleet across API, we strongly support the continued shift to renewable electricity across our markets, which will help reduce emissions across our value chain. Working with customers We support our customers to reduce their own GHG emissions. For example in Great Britain, we continue to drive our Net Zero Pubs, Bars and Restaurants initiative in partnership with Pernod Ricard and Net Zero Now. The Net Zero Now online platform helps businesses reach Net Zero by providing tools to calculate, reduce and compensate for their GHG emissions. Certified businesses can communicate their Net Zero status to their stakeholders. We also support the ECODES Foundation Community’s HOSTELERIA #PorElClima platform to reduce the carbon footprint of Spain’s hospitality sector. The platform provides tips and tools to reduce environmental impact and promotes the sector’s commitment to sustainability. (A) Calculated based upon average energy efficiency ratings of CDE equipment installed. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 40 Done sustainably – Our environmental impact continued Our progress explained

Forward on packaging Recyclability 100% of primary packaging to be recyclable by 2025(A) Group Target 100% by 2025 The plan for the year ahead In 2024, we will continue to take action to drive down the footprint of our packaging as part of our journey to eliminate waste and reduce GHG emissions. Recycled plastic (rPET) 50% recycled plastic in our PET bottles in Europe by 2023 – other API markets by 2025(B) Group Target 100% Target 100% by 2023 Target 100% by 2025 We’ll do this through the key pillars of our packaging strategy: removing unnecessary packaging, innovating in refillable and dispensed solutions, working towards 100% collection so that packaging materials can be recycled or reused, and increasing the amount of recycled material we use in our packaging. Collection Collect and recycle a bottle or a can for each one we sell by 2030(C) Group Target 100% by 2030 We’ll continue to work closely with our Sustainable Packaging Office (SPO), which streamlines all the technical and exploratory sustainable packaging work across our territories, accelerates our innovation and supports progress towards our goals. Virgin plastic Percentage of PET bottles that are 100% rPET(D) Group Target 100% by 2030 (A) Complete data for Group and API not available for 2022 reporting. (B) Percentage based on one way PET bottle sales (tonnes). This excludes labels and caps. (C) We have restated prior year 2022 national packaging collection rate in line with new EU methodology for calculating packaging collection rates. (D) Percentage based on one way PET bottle sales (individual consumer units). Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 41 Done sustainably – Our environmental impact continued Performance and progress against our This is Forward commitments 54.6%2023 47.6%202373.2%2023 99.0%2023 98.7%2022 99.1%2023 48.5%2022 44.7%202272.0%2022 59.2%2023 56.3%2022 75.3%2023 76.9%2022 50.9%2023 54.0%2022 41.5%2023 26.9%2022 99.6%2023 39.2%2023 25.8%2022 64.9%2023 52.9%2022

Packaging life cycle Through the use of life cycle analysis, we can assess the carbon footprint of our packaging, allowing us to make informed decisions and helping us prioritise our efforts to reduce the GHG emissions of our packaging. Many factors can help to reduce the carbon footprint of our packaging, including higher collection rates, using more recycled content in our packaging, or changing from one packaging type to another. Read more about our climate activities on pages 37-40 Future pack mix In 2023, we held workshops across our territories to assess the product carbon footprint of specific pack types within our current and future portfolio. This work informs a future pack mix strategy that is aligned with both our sustainability objectives to reduce GHG emissions and our long-term business strategy. We recognise the important role that public policy has to play in developing a circular economy and we take into account upcoming legislation, which in selected markets or sub-channels will require us to reduce the use of single use plastic or introduce reusable packaging. Refillable and reusable Redesigning how to bring products to people in new ways will help us to become more resource efficient and is part of the solution to eliminating plastic pollution and reducing GHG emissions. By 2030, TCCC aims to have at least 25% of its global volume sold in refillable glass or plastic bottles, or in reusable containers through Coca-Cola Freestyle or traditional fountain dispensers. We are working to increase the share of reusable packaging in our portfolio and are conducting a deeper analysis across our business to ensure we can monitor and report our progress. For example, in France, we have developed a partnership with Carrefour which deployed a deposit system for refillable glass bottles in 150 of its Carrefour city stores across Paris. 47.6% of the PET bottles we put on the market are 100% rPET Dispensing delivery solutions Dispensing systems allow consumers to enjoy our drinks more sustainably with less packaging and in reusable and recyclable cups or bottles. We continue to innovate our dispensed product offering and work with partners to develop new digitally advanced smart dispensing equipment. We are engaging with customers and consumers to encourage more sustainable choices, such as switching from single use to reusable drinking vessels. For example, in France, Spain and Sweden we partner with Burger King to test dine-in reusable cups. Across our markets, we are testing consumer behaviour to better understand the potential of dispensers and reusable cups to reduce waste and GHG emissions. In 2023, 6.9% of our volume was enjoyed via dispensed solutions (8.5% in Europe and 10.8% in API). Lightweighting Initiatives to reduce the weight of our packaging are critical to reducing packaging GHG emissions. We have a long-standing programme to reduce the weight of our packaging and optimise the materials we use. One key area of focus in 2023 was shifting from steel to aluminium cans in Europe, as aluminium is lighter than steel. By replacing around 360 million steel cans with aluminium cans we eliminated approximately 9,000 tonnes of CO2e in 2023. In API, we only use aluminium cans. Case study Expanding our RGB portfolio In Germany we are boosting the availability of at-home refillable drinks options by expanding our returnable glass bottle (RGB) portfolio, switching to a universal bottle. In 2023, we introduced 1L RGB for our Fanta, Sprite, Mezzo Mix, Vio Bio Limo and Fuze Tea brands. We actively promoted refillable packaging through a consumer campaign creating awareness on our PET refillable portfolio. Over the last five years, we have significantly invested in reusable bottles, including two new refillable glass bottling lines and new reusable crates. Image: CCEP employees at our production facility in L&uuml;neburg, Germany, where our 1L RGB Coca-Cola bottles are being produced Find out more at cocacolaep.com/ annual-report/case-study/refillables Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 42 Done sustainably – Our environmental impact continued Our progress explained

100% recyclable Recyclability is the first principle of the circular economy. For packaging to retain its value and for the material to be recycled, it must first be collected and be compatible with recycling infrastructure in practice and at scale. We want to ensure our packaging is not just technically recyclable, but easy and feasible for consumers to recycle. For example, in Australia, after nearly 60 years, we replaced Sprite’s iconic green PET bottles with clear plastic, making it easier to recycle them into new bottles locally. Although we are focusing on making our primary packaging recyclable, we ultimately want to ensure all the materials we use are recyclable, preferably in a closed loop system. To achieve this, we are taking steps to make our secondary packaging, such as labels and the shrink wrap we use for multi packs, recyclable as well. Recycled and renewable materials Using recycled material in our bottles and cans keeps valuable resources in the circular economy and helps us move away from the use of new materials including virgin fossil based plastic. We aim to achieve this by using recycled aluminium in our cans and recycled PET (rPET), PET from renewable sources or PET obtained through enhanced recycling. This is a core part of our strategy to demonstrate that PET beverage bottles can be fully circular. Case study Infinite recycling with CuRe Technology In support of our ambition to eliminate oil-based virgin plastic from our bottles, through CCEP Ventures, we are investing in CuRe Technology. The technology uses polyester rejuvenation to target plastics that cannot be recycled by mechanical recycling methods and prevents them from being incinerated or downcycled, or sent to landfill. The low energy recycling process creates high quality rPET with a carbon footprint that is around 65% lower than virgin PET(A). We intend to start using CuRe Technology’s rPET in Europe from 2025, following the development of a new production facility. (A) Based on CuRe’s life cycle assessment, carbon footprint reductions compared to virgin: 2022 figure. Image: rPET granulate Find out more at cocacolaep.com/ annual-report/case-study/ recyclingtech In 2023, through CCEP Ventures, we announced a new partnership with universities in Spain and the Netherlands to explore how captured CO2 can be turned into useful products like packaging materials which are recyclable and thus contribute to a circular future. We are working with suppliers to increase the recycled content in all packaging types, including secondary and tertiary packaging. Packaging collection and infrastructure Packaging collection for recycling once it has been used is critical to creating a low-carbon, fully circular economy and keeping plastic out of the environment. That is why we are supporting the creation of collection solutions across our markets, working with national and local governments and stakeholders. For example, in Australia, together with Pact Group, Cleanaway Waste Management and Asahi Beverages, we invested in two state of the art PET recycling facilities: Albury–Wodonga facility in New South Wales opened in 2022 and Altona North facility in Victoria opened in 2023. Together, the two sites will have the capacity to recycle the equivalent of two billion 600ml PET bottles per year(B). Enhancing collection and recycling infrastructure is often complex, and collection solutions vary depending on the socioeconomic and legislative context in each market. They include extended producer responsibility and beverage packaging return schemes which are driven by legislation, and voluntary schemes which support direct investment in local collection. In markets where collection infrastructure is well developed, like Europe, Australia and New Zealand, we support industry led, well designed, beverage packaging return schemes, unless a proven alternative exists. In less developed markets, such as Indonesia, the Pacific Islands and Papua New Guinea, we are committed to proactive voluntary action, directly funding collection solutions to promote circular economy outcomes. For example, in Fiji, we launched the Mission Pacific recycling programme, which rewards customers when they redeem their bottles at a designated collection point. The power of our brands and our people We continue to use the power of our brands to encourage consumers to recycle our packaging via on pack messages. We also support a wide range of anti-litter and clean up initiatives through local community partnerships and employee volunteering. As well as removing and preventing litter, these activities influence consumer behaviour and raise awareness about littering and recycling. (B) Excluding caps and labels. Find out more in our communities on page 26 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 43 Done sustainably – Our environmental impact continued Our progress explained

Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 44 Launching 100% rPET in Indonesia Faster on recycling In a first for Indonesia, we have launched bottles made from 100% rPET plastic(A) for our Coca-Cola trademark brands, Fanta, Sprite in 390ml, and Sprite Waterlymon in 425ml. The material comes from our Amandina PET recycling plant and is collected via the Mahija Parahita Nusantara foundation’s network of collection centres. This is a step towards a closed loop circular economy in the country and CCEP’s goal of using 50% recycled plastic in its PET bottles by 2025 in API. (A) This excludes the cap and label. Watch: Joe Franses, VP Sustainability, on tackling plastic waste. cocacolaep.com/annual-report/ case-study/fasteronrecycling Image: Coca-Cola Original Taste, Coca-Cola Zero Sugar, Sprite, Fanta and Sprite Waterlymon in 100% rPET plastic packaging, excluding the cap and label in Indonesia

Forward on water ~€5m We invested approximately €5 million in water efficiency and wastewater treatment technology in our operations in 2023 36 In 2023, together with TCCC and TCCF, we supported 27 water replenishment projects in Europe and 9 in API 64 out of 66 of our NARTD production facilities are certified under the ISO 14001 environment management standard(F) Water efficiency 10% water use ratio(A) reduction by 2030, versus 2019 Group Target 10% reduction The plan for the year ahead Water is critical to nature, our communities and our business. It is the main ingredient in our products, essential to our manufacturing processes, and is critical to ensuring a sustainable supply of the agricultural ingredients we depend upon. In 2024, we will update our Facility Water Vulnerability Assessments (FAWVAs) across our production facilities to assess our local watershed based risks and vulnerabilities. Water replenishment Replenish 100% of the water we use in our beverages(B) Group Target 100% Through CCEP Ventures, our investment platform for sustainability initiatives, we will continue to review and invest in emerging technologies that will help us to improve water efficiency at our sites. We also plan to implement seven new water replenishment projects across our markets in 2024. Regenerative water use(D) 100% regenerative water use in leadership locations(E) by 2030 (A) Water use ratio: litres of water per litre of finished product produced. (B) Based on the volume of water replenished through replenishment projects versus the sales volume of our ready to drink litres of finished beverages. (C) Reduction in replenishment volume versus prior year is due to one of our largest projects in Australia coming to an end (Project Catalyst) in 2023. (D) New target. Complete data not available for 2022 and 2023 reporting. (E) NARTD production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. (F) All outstanding production facilities are located in Papua New Guinea where we are actively working towards certification. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 45 Done sustainably – Our environmental impact Performance and progress against our This is Forward commitments 4.9%2023 98.7%2023 105.5%2022 1.3%2023 107.9%2023 101.6%2022 15.7%2023 60.1%2023 120.8%2022 (c)

Assessing water risk Water-related risks continue to increase globally as the health of many watersheds continues to deteriorate. We map our water risks using a series of risk assessments, in line with TCCC. All our production facilities have their baseline water risk assessed through a global Enterprise Water Risk Assessment (EWRA) using the World Resources Institute’s (WRI) Aqueduct 3.0 tool. 21 of our 42 NARTD production facilities in Europe, and three out of 24 NARTD production facilities in API are located in areas of high baseline water stress. In 2023, 8,067 million m&sup3; (7,405 million m&sup3; in Europe, and 662 million m&sup3; in API) of our production volumes were sourced from areas of baseline water stress. This represented 49.8% of our total production volumes, (56.5% of our production volumes in Europe and 21.5% in API). We also complete FAWVAs every three years, assessing further physical, regulatory and social risks at a production facility level. We will be updating this assessment across all of our NARTD production facilities in 2024. We also assess potential risks in water quality and future availability to our business, the local community and the wider ecosystem through source water vulnerability assessments (SVAs), which we aim to complete every five years. Sites address these risks through facility water management plans (WMPs). These are used to manage site targets, enhance climate resilience, and enable data sharing and reporting. In 2023, all our NARTD production facilities had SVAs and WMPs in place. Setting context based targets We use the insights from these risk assessments to categorise our sites, and set water efficiency and replenishment targets that are appropriate for the context of the watershed our sites operate in. We categorise our sites as follows: Improving water efficiency We work to improve our water efficiency across our operations, and measure progress through our WUR (the amount of water needed to produce a litre of product). We aim to reduce our total water use ratio by 10% by 2030 (versus 2019). This target is an aggregate of the context based targets set at each production facility. In 2023, we invested approximately €1 million in water efficiency technology and processes and €4 million in wastewater treament technology in our sites. For example, in 2023, at our production facility in Barcelona, Spain, we optimised the water treatment process, saving approximately 15,000m3 per year. We estimate that our 2023 investment in water efficiency projects could result in savings of approximately 145,000 m&sup3; per year and will help us avoid annual water and wastewater treatment costs of approximately €300,000 per year. Returning wastewater to the environment We aim to safely return 100% of our wastewater to nature. Before wastewater is discharged from our production facilities, we apply high treatment standards which meet local regulations and TCCC's Operating Requirements (KORE). In 2023, we discharged 9.1 million m3 of wastewater. Most of our production facilities pre-treat wastewater on site and send it to municipal wastewater treatment plants. 26 of our 66 NARTD production sites (17 in Europe, 9 in API) have on-site wastewater treatment plants. Case study Alliance for Water Stewardship In 2024, we became a member of the Alliance for Water Stewardship (AWS) to enhance our water stewardship performance across our sites and to ensure our continued contribution to the global water stewardship community. Our joining follows several years of AWS site certification, recognising and rewarding good water stewardship performance. In 2023, our sites in Chaudfontaine, Belgium and Dongen, the Netherlands, which currently hold AWS platinum certification, began the process to re-certify their sites to the AWS standard in 2024. In addition, in 2024, our sites in Antwerp and Gent, Belgium, were also AWS platinum certified. Image: Water replenishment project De&#8198;Liskes near our production facility in Dongen, the Netherlands Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 46 Done sustainably – Our environmental impact Our progress explained Leadership locations: Sites which rely on vulnerable water sources or have a high level of water dependency. These sites have the highest water use reduction targets, and must achieve 100% regenerative water use by 2030. Advanced efficiency: Sites which operate in a water stressed context, and will be focused on achieving advanced water efficiency, and best in class water reduction targets. Contributing locations: Sites which operate in the lowest water risk areas, and have water use ratio targets which meet industry benchmark standards.

Regenerative water use At our leadership locations, where we face the highest water risk, we aim to not only achieve best in class water efficiency, but also reach 100% regenerative water use by 2030. Sites achieve this through replenishment programmes within the minor river basin of the site and through beneficial use of their wastewater. Across our 13 leadership locations, we withdrew 9.5 million m3 of water, and discharged 3.2 million m3 of wastewater in 2023. Water replenishment We aim to replenish 100% of the water we use in our beverages through a portfolio of projects in priority locations across our operations and our watersheds and within our communities. These replenishment projects are managed in partnership with local NGOs and community groups and are funded together with TCCC and TCCF. We focus our replenishment efforts on three priorities: • Operations: Projects in our leadership locations which will contribute towards our 100% regenerative water use target. • Communities: Investment in climate resilient water, sanitation and hygiene (WASH) projects in our priority communities. • Watersheds: Water stewardship projects in our priority sourcing regions. In 2023, together with TCCC and TCCF we supported 27 water replenishment projects across Europe, and 9 in API, replenishing 18.3 million m3 of water across our territories, including 16.2 million m3 in Europe, and 2.1 million m3 in API. This represents 98.7% of our total sales volume (107.9% in Europe, and 60.1% in API). This drop in replenishment volumes versus prior year is due to one of our largest projects in Australia, Project Catalyst, coming to an end. In 2023, together with TCCF, we began a major replenishment project on the Canal des Mo&euml;res located in the eastern part of Dunkirk, France, near one of our leadership locations. The project aims to restore surface water resources in a territory that suffers from recurring drought. In the Netherlands, we are working with TCCC and Natuurmonumenten to safeguard future water supply and improve groundwater levels in the De Plateaux nature reserve. The project aims to secure the water supply to the area over the coming decade. Collective action on water As part of our commitment to responsible water stewardship, together with TCCC, we participated in the UN Water Conference in 2023 and joined 50 other companies in endorsing the CEO Water Mandates’ Water Resilience Coalition Open Call to Accelerate Water Action. The aim of this is to achieve positive water impact in 100 vulnerable water basins globally by 2030. We also became a member of the Alliance for Water Stewardship, and participated in World Water Week in Stockholm. Aligning to the Science Based Targets Network In 2023, in partnership with TCCC and Coca-Cola Hellenic Bottling Company, we assessed our nature-related impacts by completing Steps 1 and 2 of the Science Based Targets Network (SBTN) framework. The goal of the SBTN is to foster corporate action to tackle biodiversity decline and nature loss, and ensure its full recovery by 2050. In Steps 1 and 2, we began to identify our most significant impacts on nature, and where they occur along our value chain. In 2024, we aim to carry out Step 3 of the methodology – measure, set and disclose targets to address our impact on nature and biodiversity. Case study Regenerative water for agricultural use In 2023, at our leadership location in Tenerife, Spain, together with TCCC, we kicked off a project to regenerate urban wastewater for agricultural use. The project is located near the Anaga Rural Park, an area of natural beauty in the northern tip of Tenerife. It focuses on reusing treated wastewater for agricultural irrigation and the irrigation of public parks and gardens from the Punta de Hidalgo wastewater treatment plant. This project is making water available for productive use in a region that continues to suffer from water scarcity. It is estimated that over 30,000m&sup3; was replenished in 2023. Image: Punta de Hidalgo wastewater treatment plant Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 47 Done sustainably – Our environmental impact Our progress explained

We acknowledge CCEP’s role in addressing climate change, and are committed to decarbonising our business in line with climate science, and being transparent about the impacts, risks and opportunities that climate change poses to our business. Our climate disclosures are based upon the four pillars and 11 recommendations of the TCFD’s guidance. We consider our disclosure to be consistent with the TCFD recommendations and recommended disclosures. In 2023, we evolved our scenario modelling as follows: • Risks and opportunities were modelled across three potential emission pathways: &gt; 4°C, +2.5°C and +1.5°C. • Scenarios have been modelled on a gross-risk basis, assuming no mitigating actions, or progress on our This is Forward targets, such as our GHG emissions reduction targets(A). Mitigation actions and related investments for physical and transition risks are listed on pages 57-58. • Analysis has been completed over the short (five years), medium (2030) and long term (2040). • Physical and transition risks have been disclosed quantitatively over the short term, and qualitatively over the medium and long term term. • This work should not be viewed as a forecast, and will evolve in the coming years as we refine these scenarios. TCFD alignment overview Recommendation Recommended disclosures and disclosure level References and notes Governance a. Describe the Board’s oversight of climate-related risks and opportunities TCFD, Governance: pages 49-50 Corporate governance report: pages 103-112 Audit Committee report: pages 117-124 ESG Committee report: pages 125-126 We consider our disclosure to be consistent with the TCFD Recommendations and Recommended Disclosures. b. Describe management’s role in assessing and managing climate-related risks and opportunities Strategy a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term TCFD, Strategy and Metrics and targets: pages 51, 60 Our strategy: page 14 ERM framework and Principal risks: pages 68-78 Note 1, 6 and 7 to the Consolidated financial statements: pages 167-169; pages 173-177; and pages 177-179 Viability statement: page 79 Climate transition plan: page 38 We consider our disclosure to be consistent with the TCFD Recommendations and Recommended Disclosures. We will continue to work to develop our climate transition plan in 2024. b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario Risk management a. Describe the organisation’s processes for identifying and assessing climate-related risks TCFD, Risk management: pages 54-59 ERM framework and Principal risks: pages 68-78 Audit Committee report: pages 117-124 We consider our disclosure to be consistent with the TCFD Recommendations and Recommended Disclosures. b. Describe the organisation’s processes for managing climate-related risks c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management framework Metrics and targets a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process TCFD, Metrics and targets: page 60 Forward on climate: pages 36-40 Long-term incentives within Annual report on remuneration: pages 133-135 We consider our disclosure to be consistent with the TCFD Recommendations and Recommended Disclosures. b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks TCFD, Metrics and targets: page 60 We consider our disclosure to be consistent with the TCFD Recommendations and Recommended Disclosures. c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets Our sustainability headline commitments: page 15 Key performance data summary: pages 234-236 Notes 1, 6 and 7 to the Consolidated financial statements: pages 167-169; pages 173-177; and pages 177-179 We consider our disclosure to be consistent with the TCFD Recommendations and Recommended Disclosures. (A) Our GHG emissions reduction and Net Zero targets have been validated by the SBTi as being in line with climate science. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 48 Taking action on sustainability Task Force on Climate-related Financial Disclosures (TCFD)

Governance Board-level governance In alignment with the TCFD recommendations, our Board oversees climate risk and opportunities. The Board is supported in its oversight by its Committees, notably the ESG and Audit Committees, as outlined in our TCFD governance framework. There is close collaboration across these Committees due to the role that both have in our ESG reporting, disclosure and assurance processes. A joint meeting of these Committees was held to discuss these matters, including this TCFD disclosure. The Board oversees and assesses CCEP’s Group wide strategy, including climate-related considerations, ensuring alignment with emerging regulatory mandates and market trends. It also approves significant financial commitments and plans to reduce GHG emissions. Climate-related issues are considered as part of Board decision making. In 2023, we aligned our carbon reduction roadmaps with our business planning and Capex investment routines (see page 38), sustainability metrics were presented with asset management requests to the Audit Committee. The Remuneration Committee reviewed performance against CCEP’s GHG emissions reduction targets to inform vesting outcomes for the Long-Term Incentive Plan (LTIP). The Board also receives training and deep dives on climate-related issues. In 2023, this included a session on sustainable packaging and the circular economy. An annual Board session focused solely on risk is held each December, and includes a review of climate-related risks, as well as other ESG-related risks. Management supports the Board Committees throughout the year. For example, in 2023, the ESG Committee, following guidance from CCEP’s leadership, recommended to the Board that we update our water strategy to include a Group water use efficiency target. Management-level governance Ownership and governance for sustainability-related risks and opportunities, and driving progress against our commitments, is embedded throughout our business. Risk management is a key responsibility for all senior leadership, who are assigned ownership of specific risks, including climate-related risks. Risks are evaluated regularly as part of our enterprise risk management process (see pages 68-69). Key leadership and management with responsibility for climate-related issues, are outlined in the TCFD governance framework. The main discussion forum for the Executive Leadership Team (ELT) on climate matters is the Sustainability Steering Committee (SSC). Multiple cross functional working groups are focused on developing the strategy and delivering against our This is Forward targets. Working groups, led by key management, meet regularly, and will bring items for information, review and decision making to the SSC, and to the Board Committees as required. In 2023, the SSC reviewed CCEP’s carbon reduction roadmap, including progress against our 2030 trajectory, and agreed actions to address gaps. This work, combined with scenario risk modelling of our physical and transition risks, will support the development of CCEP’s climate transition plan as it is developed in 2024. The SSC will continue to review development of our climate transition plan against relevant guidance like the UK’s Transition Plan Taskforce (TPT). See our TCFD governance framework on page 50 Stakeholder engagement We engage regularly with a wide range of stakeholders on ESG matters. Our stakeholders have high expectations of us to address many environmental and social issues. Our stakeholders are integral to every phase of our value chain, from the suppliers which provide raw materials to the communities where we operate, and the people involved in producing and selling our products. Their insights into our most material issues and impacts are crucial, and were integral to the development of our This is Forward sustainability action plan. We advocate for climate-related issues, supporting governmental policies and private sector initiatives that support rapid and sustained decreases in GHG emissions. In 2023, we joined over 200 companies in signing the We Mean Business Coalition’s Fossil to Clean letter advocating for a phase out of fossil fuels. Read more about our stakeholders on pages 61-64 Case study Engaging with local stakeholders We are committed to ongoing engagement with our stakeholders. In 2023, we hosted 6 Real Talk sessions in Europe and API, engaging with industry, NGOs, and government, in partnership with TCCC. These dialogues, which are focused on building understanding between CCEP and key stakeholders on critical topics, including packaging or GHG emissions reduction, are crucial for building shared understanding. Image: Panel discussions in Dongen, the Netherlands, on packaging of the future Real talk sessions 6 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 49 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

TCFD governance framework The Board • Sets the sustainability strategy • Has primary oversight of climate-related risks and opportunities • Receives feedback on climate-related issues from Committee Chairs and via CEO reportMet seven times in 2023 ESG Committee Met six times in 2023(A) • Responsible for overseeing performance against This is Forward strategy and goals • Reviews environmental and social-related risks and opportunities, including climate-related risks and GHG emissions reduction targets • Oversees ESG reporting, disclosure and assurance Nomination Committee Met six times in 2023 • Reviews the size, structure, composition and skills of the Board to ensure it remains effective • Ensures there is sufficient expertise on the Board in areas such as risk and climate Remuneration Committee Met five times in 2023 • Aligns the Group’s remuneration policy to reinforce the achievement of sustainability aims • Oversees performance outcomes from the LTIP, which has a 15% performance weighting allocated to the reduction of GHG emissions Audit Committee Met eight times in 2023(A) • Ensures that climate-related risks and opportunities are managed across the Group • Oversees risk management process, including our annual enterprise risk assessment to identify principal risks including climate risk • Oversees the Group’s financial and reporting obligations, including ESG reporting • Has oversight over sustainability metrics for capital expenditure proposals Executive Leadership Team (ELT) Meets regularly throughout the year Climate responsibility lies with the Chief Executive Officer, Chief Customer Service and Supply Chain Officer and Chief Public Affairs, Communications and Sustainability Officer who are responsible for providing management updates on climate-related topics to the Board and its Committees Sustainability Steering Committee Meets at least quarterly. Includes ELT members • Chief Executive Officer • Chief Financial Officer • General Counsel and Company Secretary • Chief Customer Service and Supply Chain Officer • Chief Commercial Officer • Chief Integration Officer • Chief Public Affairs, Communications and Sustainability Officer Provides opportunity to review: • This is Forward targets and our progress against these • Climate-related risks and scenario analysis, including TCFD • Outputs raised as required to the ESG Committee (including on climate topics) • 2023 topics included the review of our carbon reduction roadmaps across all markets, approving our new water use efficiency target and preparing for upcoming regulation and reporting requirements Sustainable Packaging Office (SPO) TCFD and ESG Disclosure group Other working groups (developed as required) • Overseen by Chief Public Affairs, Communications and Sustainability Officer and VP Sustainability • Responsible for ensuring a sustainable packaging strategy can be implemented across our business, including pack mix, recycled content and improving packaging collection • Overseen by General Counsel and Company Secretary and VP Sustainability • Oversight of our work on TCFD and climate-related risks, as well as our broader ESG reporting and disclosure approach Overseen by Chief Public Affairs, Communications and Sustainability Officer and VP Sustainability. Recent focuses: • Carbon reduction roadmaps • Assessment of our internal carbon pricing strategy • Completed steps 1 and 2 of the Science Based Targets Network (SBTN) assessment to assess our biodiversity and nature-related risks (A) One meeting was a joint meeting of the Audit Committee and ESG Committee held in February 2023. Compliance and Risk Committee (CRC) Meets every quarter • Management committee chaired by the Chief Compliance Officer • Reviews risk developments, including climate change risks and opportunities Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 50 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Strategy Climate change poses short-, medium- and long-term risks to our business. This includes physical risks that could disrupt our operations and supply chain through extreme weather events, such as floods and droughts. Transition risks, such as shifts in consumer preferences and increased regulations to address climate change, could be faced by our business. In accordance with the TCFD recommendations, we have integrated science based climate scenario modelling with internal and insurance data to build a comprehensive regional climate analysis. This methodology enhances our decision making capabilities and understanding of potential climate vulnerabilities within our operations and value chain, fostering climate resilience across the organisation. Our business and financial planning do not depend on a single emission pathway. Instead, our scenario analysis informs management’s understanding of potential risks and opportunities, serving as a tool for informed deliberation rather than as definitive predictions of future events or outcomes. Since 2022, we have partnered with Risilience, a specialised climate analytics company which uses technology pioneered by the Centre for Risk Studies at the University of Cambridge Judge Business School, to co-develop a digital twin platform, enabling the modelling of both physical and transition risks across our value chain over a 20-30 year horizon, aligned with five global warming scenarios (including &gt;4°C, +2.5°C and +1.5°C), using shared socioeconomic pathways (SSPs). We also worked with external physical climate specialists Marsh Advisory to establish how climate change could impact the frequency and severity of climate-related weather events on our manufacturing and operations, under RCP 2.6 and 8.5 scenarios (~1.6°C and ~4.3°C respectively). This covers all major climate-induced threats (coastal inundation, river flooding, surface water flooding, extreme heat, extreme wind, wildfire and others) through 2100. In 2023, we worked with Marsh, using the Risilience platform, to complete a pilot assessment of the risk of reduced production yields from sugar beet for our supply in Great Britain, due to chronic climate change impacts, such as drought and changing weather patterns. We are reviewing the potential to scale this assessment across our business in the future. Our work with Risilience and Marsh quantifies our exposure and potential financial impacts from climate change events across various emission pathways. We are also enhancing our risk management framework, incorporating AI-powered risk sensing techniques to identify and address emerging risks, including those associated with climate change. We work in close collaboration with TCCC to assess climate-related risks and opportunities, driving innovation as a system to meet consumer demands for sustainable products and address climate change. The knowledge gained from these initiatives helps to inform our strategic business planning and investment decisions, and supports the delivery of our climate targets. Business planning We integrate climate-related considerations into our business strategy, planning, and risk management processes. The knowledge gained from our climate risk analysis helps inform our strategic business planning and investment decisions and supports the delivery of our climate targets.&#9;We have assessed the impact of climate change on multiple aspects of our business and financial planning, including on our supply chain and value chain, our products, operations, investment in research and development, for example through CCEP Ventures, and investment within our operations. As we continue to evolve our climate scenario analysis, we aim to expand climate risk assessments across all areas recommended within the TCFD Annex. We are committed to mitigating climate-related risks through the delivery of our This is Forward sustainability targets. This includes our short-term target to reduce our absolute GHG emissions by 30% by 2030 (versus 2019), and our long-term target to reach Net Zero by 2040. Both targets were approved in 2023 by the SBTi as being in line with climate science. We use a range of sustainability performance indicators to monitor our progress against our This is Forward targets, including KPIs tracking our GHG emissions, water use ratio and packaging data. Tracking progress against these KPIs also allows us to identify gaps and opportunities for improvement. Climate Transition Plan Development We have begun to develop a climate transition plan, to support the delivery of our short- and long-term climate targets and to address identified risks and opportunities. This includes the development of a carbon reduction roadmap, which outlines a potential reduction trajectory through 2030 and 2040, aligned with our long-term commercial plans and growth trajectories, and includes key decarbonisation initiatives by country, value chain area and reduction initiative. Modelling has been outlined on an annual basis through 2030, with longer-term initiatives (2030-2040) also included. Estimated funding for Capex and Opex initiatives has been included, and we have aligned how we prioritise energy, water and GHG emissions saving projects with our Capex planning processes. In 2023, we also continued to pilot the use of an internal carbon price of €100/tCO2e to inform and influence our strategic business decisions, such as Capex investment in sustainability initiatives. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 51 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

We also used our carbon roadmap to embed a carbon projection into our 2023-2025 long-range planning and 2023 business plan. This has helped us improve the connection between our commercial and carbon forecasts at Group and country levels. In 2024, we will build upon the work completed so far, to develop a full climate transition plan. We are reviewing frameworks as they are introduced, e.g. UK TPT Disclosure Framework, and will aim to align our climate transition plan disclosures as relevant. Investment Through this work, we allocated over €300 million between 2020-2022 to support the ongoing decarbonisation of our operations and value chain, and have an investment plan of approximately €450 million for emissions reduction initiatives between 2023-2025. This includes continued investment in rPET which has a significant carbon reduction impact, as well as other carbon, energy and logistics saving initiatives. Through these investments, we are working to mitigate the physical and transition risks we face, and realise opportunities coming from cost, energy and carbon savings. In 2023, we invested approximately €28 million in energy, logistics and carbon saving technologies, and expect that this could result in an annual energy and GHG emissions saving of approximately 9,000 MWh and 21,000 tCO2e, potentially helping us reduce our annual electricity and natural gas costs by around €2 million per year. Investment in energy and water savings projects also helps mitigate physical risks, such as drought, on a production site level. In 2023, we continued to invest in water saving projects at our sites in areas of high baseline water stress. For example, we updated our water treatment systems in Grigny, France, invested in the recovery of rinse water in La Coru&ntilde;a, Spain, and optimised the water treatment process in Barcelona, Spain. Our 2023 investment of approximately €5 million in water initiatives could save approximately 145,000m3 per year. Identifying our transition risks through scenario analysis strengthens our resilience and helps to identify potential opportunities from the global transition to a low-carbon economy. This scenario analysis identified our greatest policy, market and reputation risks and opportunities as coming from packaging. Through our SPO, we continue to monitor risks and opportunities linked to various packaging models and regulations, including strategies to maximise return on investments and improve our strategy’s resilience through a diverse packaging portfolio. Our continued investment in recycled materials such as rPET provides CCEP with a significant opportunity to increase our use of recycled material and reduce our use of virgin PET. Our investment in rPET enabled us to reach our &gt;50% rPET target four years early in Europe, and reduced GHG emissions in 2023 by approximately 115,000 tCO2e(A). rPET also provides CCEP with a significant opportunity to increase our recycled content level in specific countries, to mitigate potential taxes, and could help protect us against potential new taxation, marketing restrictions and bans on single use plastic bottles which do not contain recycled plastic. Our investment in rPET and our target to eliminate the use of oil-based virgin plastic in our bottles by 2030, could also support an opportunity to provide lower carbon and lower waste options to consumers, a transition scenario outlined within our analysis. In 2023, we took a significant step forward by launching 100% rPET bottles,(B) across Indonesia. In 2023, 47.6% of the PET bottles we sold were manufactured from 100% rPET,(B) with Europe contributing 50.9% and API 39.2%. Rapid decarbonisation will also require continued engagement on policy and regulatory shifts across our markets. In particular, regulatory shifts that support an expansion of renewable electricity capacity, shifts to a circular economy and rapid phase out of fossil fuels have been identified as opportunities, and we have supported these shifts as part of our public policy work in 2023. Business resilience We have reviewed the potential impacts of warming scenarios (&gt;4°C, +2.5°C and +1.5°C) and are confident that we have an agile and resilient business strategy. Through this analysis, and careful planning in our supply chain, commercial and procurement functions, we believe we have a considerable measure of resilience to climate change. We have assessed climate risk within our financial statements and have come to the conclusion that climate risk does not materially impact the valuation of our assets or liabilities. Impairment testing of our intangible assets was completed over a five year time horizon, and we assessed that there was no material change from climate risk over this time horizon. We have also assessed the impact of climate change on the useful economic life of our property, plant and equipment, and no change was required based upon this analysis. See pages 56-57 for more information. Based upon these assessments, we anticipate that the impacts of climate change will not materially affect our going concern basis of preparation or the Group's viability over the ensuing three years, as reflected in our viability statement on page 79. We will build upon this work in 2024, combined with continuing climate scenario modelling of physical and transition risks, to assess the resilience of our carbon reduction strategy and identify key opportunities to mitigate identified risks to our business. See our Viability statement on page 79 (A) Comparing 0% rPET rate versus actual 2023 54.6% rPET rate. (B) Excluding caps and labels. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 52 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Carbon reduction roadmap We are working to build a climate transition plan to support the delivery of our short- and long-term GHG emissions reduction targets. In 2023, we built a carbon roadmap aligned to our business planning processes, to support our decarbonisation through 2030. In 2024, we will build upon this work, using continued climate scenario modelling of physical and transition risks, to assess the resilience of our strategy, identify opportunities to mitigate climate-related risks and ensure we have allocated the finance and resources to deliver our objectives. Actual emissions (tCO2e) Projected emissions reduction – in line with SBTi targets(A) (tCO2e) 6.3m (A) For illustrative purposes only. -30% 4.4m -90% 0.6m 2019 2023 2025 2026 2030 2040 -0.6mBeyond value chain mitigation Projected carbon removal Key actions and anticipated time horizons Ingredients SKU rationalisation Reducing sugar across portfolio Sustainable agriculture Packaging Accelerate rPET and rAluminium Lightweighting Increasing recycled content Increasing packaging collection Packaging mix shifts Future packaging solutions Manufacturing Fugitive CO2 reduction Electric forklifts Increasing renewable electricity Reduction of fossil fuels Increasing renewable energy Transport Alternative fuel use Network and route optimisation Electric vehicles Increased use of trains Increased vehicle efficiency Fleet / Third party logistics efficiency CDE HFC free Replace OFUs Replace old equipment with energy efficient equipment Grid decarbonisation Suppliers and partners Supplier engagement including: — 100% of our carbon strategic suppliers to set science based targets by 2023 (Europe) and 2025 (API) — 100% renewable electricity by 2025 (Europe) and 2030 (API) Through CCEP Ventures, we are committed to seeking out and funding solutions designed to drive innovation and sustainability progress in line with CCEP’s Net Zero 2040 ambition. Advocacy and memberships We are committed to fostering collaborative efforts within our industry, actively engaging with peer companies, industry associations and government bodies. To facilitate a rapid, fair transition to a low-carbon economy, we are engaging with key stakeholders to accelerate the following: — Fossil fuel phase out — Rapid shift to a circular economy — Renewable electricity across all markets Notes. CDE = Cold drink equipment, also referred to as “coolers”: Fugitive CO2 reduction refers to the loss of CO2 as an ingredient that occurs when we cap our products. HFC = Hydrofluorocarbon. OFUs = Open fronted units (most have been retrofitted with doors), to be replaced with more energy efficient equipment. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 53 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued 16.7% GHG emissions reduction across our entire value chain versus 2019 2030 target to reduce emissions by 30% vs 2019 Our 2030 and Net Zero 2040 targets have been approved by the SBTi as being in line with climate science. 2040 target to reduce emissions by 90% vs 2019

Risk management Climate-related risks have been identified as a principal risk category for CCEP for many years, with a growing probability of affecting our existing business model, necessitating proactive mitigation strategies. Our risk management framework includes climate risks, as detailed on page 73. The Principal risks section of this report on pages 68-78 further outlines the various types of loss impacts and the potential influence of climate risks on our strategic objectives. Climate risk is a principal strategic priority, linked to our This is Forward sustainability action plan. We assess and identify climate risks across business, functional and project levels, following our enterprise risk management process with local compliance reviews and annual enterprise risk assessments. We also review opportunities as part of our risk framework, and as part of our normal management routines. Our approach drives progress towards meeting our GHG emission reduction targets and helps manage impacts from physical, transition and regulatory climate risks. Our commitment to this comprehensive risk management strategy underscores our dedication to long-term resilience and sustainability. Our approach to climate scenario analysis Partnering with Risilience, we developed a digital twin model for scenario analysis, blending CCEP’s financial, operational, supply chain, product and environmental data. We modelled scenarios under different climate emission pathways. These pathways were defined by assumptions about policy change, energy outlooks, technological innovation and global temperature change, underpinned by Shared Socioeconomic Pathways (SSPs) widely used by the IPCC. This physical climate materiality assessment is an important step to inform CCEP’s climate resilience planning. Higher risk sites could be provided with operational adaptation plans and risk engineering improvements to mitigate against damage and business interruption. See the emissions pathways and risks assessed on page 55 Assessing physical and transition risks and opportunities We evaluated physical and transition risks and opportunities over the short- (five years), medium- (2030) and long-term (2040 and beyond). This is in line with a slight extension of our business planning timeframes, and our short-(2030) and long-term (2040) GHG emissions reduction targets. We analysed short-term financial impact over five years, during which we can influence outcomes through strategic, capital allocation, commercial and operational decisions. Given the uncertainty around the financial impacts of our climate scenario analysis beyond five years, we have confined our financial impact assessment to this period. We have also conducted a high level review of CCEP’s long-term climate vulnerability, on a non-financial basis, to help us identify risks and opportunities, spot trends and support our strategic planning. We assessed all of the physical and transition risks outlined by the TCFD. Out of the risks and opportunities assessed, seven (three physical, four transition) were determined to be significant based upon the quantitative and qualitative impact to our business. Some risks (for example, exposure to litigation or investor market risk) were assessed, but were not deemed critical. We will continue to update and refine our modelling of our climate-related risks and opportunities over the coming years. See the physical and transition risks assessed on pages 56-59 The financial and non-financial assessment of our climate scenario analysis was completed on a gross risk basis. Planned mitigating actions or opportunities linked to these risks, such as our actions to achieve our GHG emissions reduction targets through our climate transition plan, have not been taken into consideration when evaluating the risk. We have grouped the potential five year discounted cash flow at risk estimations into low, medium and high bands, with each risk and opportunity assessed independently. Bands are based on a 5% profit before tax estimate on a five year cumulative basis. In 2024, we will continue to refine our climate scenario modelling, as we continue to develop and refine our carbon reduction strategy, and identify opportunities to mitigate climate-related risks to our business. This will help us to better assess the resilience of our climate transition plan, and our business strategy, to ensure we are able to mitigate risks and take advantage of opportunities of shifting to a low-carbon economy over the medium to long term. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 54 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Emissions pathway &gt;4°C emissions pathway +2.5°C emissions pathway +1.5°C emissions pathway SSP No Policy SSP 5-8.5 Stated Policy SSP 2-4.5 Paris Ambition SSP 1-1.9 Temperature rise by 2100 &gt;4°C +2.5°C +1.5°C Global CO2 emissions 200% by 2100 -75% by 2100 Net Zero by 2050 Global action against climate change Few or no steps taken to limit emissions. Current GHG emissions levels roughly double by 2050. The global economy is fuelled by exploiting fossil fuels and energy- intensive lifestyles. Reliance on existing/ planned policies (not commitments). GHG emissions plateau around current levels before starting to fall mid-century, but do not reach Net Zero by 2100. Coordinated action leads to reduced emissions and societal shifts towards sustainability. While extreme weather increases, the most severe climate impacts are avoided. Likelihood Low High Low Scope and methodology to assess key climate-related risks and opportunities Physical Transition What are physical and transition risks and opportunities? Includes risk of both acute weather events (e.g. floods) and chronic long-term climate shifts (e.g. rising sea levels). Acute physical risks are already occurring – however, the frequency and severity of these is expected to increase. Transitioning to a low-carbon economy presents risks and opportunities, with impacts varying by transition speed and nature. Opportunities arise as consumers increasingly prefer products with lower emissions and reduced use of water and resources. CCEP scope • CCEP sites and operations • Key areas of our supply chain • Downstream products Quantification Estimation of the five-year cumulative discounted cash flow at risk (without mitigation measures). This was completed independently per risk type, including operational disruption and asset damage (physical); and loss of revenue, increased cost implications (transition). Risks have been prioritised in line with our ERM process. (see pages 68-69). Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 55 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Physical risk We modelled how extreme weather events and chronic changes to weather patterns could pose a physical risk to our operations and supply chain. Our climate scenario modelling identified potential risks from extreme weather, such as drought or flooding at production sites or key suppliers. Chronic changes in temperature and precipitation patterns could have an impact on agricultural yields for key ingredients. Mitigating actions against these risks are reviewed as part of our business planning processes. Short-term (five years) cumulative gross risk financial impact estimates (assuming no mitigation) Potential cumulative discounted cash flow at risk Low &lt;€350m Medium €350m–€700m High &gt;€700m Short-term (five years) cumulative gross risk (assuming no mitigation) Physical risks What could be expected &gt;4°C emissions pathway +2.5°C emissions pathway +1.5°C emissions pathway Extreme weather events could cause disruption to facilities and logistics routes Increased risks of site damage due to more frequent and severe extreme weather, including riverine and surface water flooding. Impacts could result in business interruption and asset damage at our production sites. Low Low Low • Acute weather events such as extreme heat or flooding could limit our ability to produce or distribute our products. • Insurance premiums could increase to cover such events. Increasing water stress or water scarcity Droughts can lead to water scarcity and reduced quality in our territories, potentially raising production costs or limiting capacity, adversely impacting our production and sales. Low Low Low • Of our 66 NARTD production sites, 24 are in regions with baseline water stress per WRI Aqueduct 3.0 analysis. • Previous droughts have impacted operations. • We modelled the risk as a potential production restriction over a two month period occurring at our high risk sites. The risk escalates slightly in the &gt;4°C and +2.5°C warming scenarios. Changes to weather and precipitation patterns could cause disruption to supply of ingredients Decreased agricultural productivity in some regions of the world as a result of changing weather patterns may impact the yield and/or quality of key raw ingredients (e.g. sugar beet, sugar cane, coffee or orange juice) that we use to produce our products. Low Low Low • Sugar yields could be negatively impacted across all emissions pathways. • Sugar beet, as our modelling suggests, is the ingredient most vulnerable to short-term climate shifts. France is projected to have the most significant yield reduction due to expected increased rainfall. • Our modelling indicated that orange and coffee yields are unlikely to be significantly impacted. Scenarios are modelled assuming no mitigating actions or progress on our stated sustainability action plan. It assumes that CCEP’s operational footprint, product portfolio and GHG emissions remain static. Our mitigation strategy and our This is Forward sustainability commitments are designed to mitigate climate-related risks. Medium- (2030) and long-term (2040 and beyond) non-financial assessment In the &gt;4°C warming scenario, physical risks at CCEP facilities, including operational and supply chain disruptions, increase significantly. A review of 27 critical facilities under this scenario revealed long-term flooding risks, especially in Belgium, Spain, and Indonesia. These risks, mainly coastal inundation, are expected to surge post-2050. Additionally, climate change may intensify water scarcity, affecting water quality in certain regions. Analysis using WRI Aqueduct 3.0 baseline water stress mapping identified 21 European facilities and three NARTD facilities in API as high risk for water stress. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 56 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Our strategic response to physical risks Physical risk Value chain How could this impact our business (assuming no mitigation)? How are we addressing these risks? (Our mitigation strategy) Extreme weather events could cause disruption to facilities and logistics routes Manufacturing and operations • Damage to property at production and warehouse facilities, as well as our logistics and distribution networks. • Compromised infrastructure and logistical channels due to facility and equipment damage could hinder our product manufacturing and delivery capabilities. • Notably, severe flooding in 2021 affected our Chaudfontaine, Belgium, and Bad Neuenahr, Germany production sites. In 2022, floods in Australia disrupted our distribution network. We anticipate flooding as a persistent physical risk across all emission scenarios. • Our proactive measures against climate-related risks, especially from extreme weather, include significant investments in: – Enhancing flood defences and climate adaptation measures at our facilities – Developing and refining our business continuity plans Increasing water stress or water scarcity Manufacturing and operations • Water scarcity poses a risk to our production processes, potentially leading to regulatory constraints on water usage, which may affect our production capabilities. • Temporary water shortages could result in increased production expenses or limitations in production capacity, impacting our beverage production and sales, and elevating costs. • Of our 66 NARTD production facilities, 24 are situated in regions with baseline water stress, as identified by the WRI Aqueduct 3.0 water risk analysis. • In 2023, due to drought, local authorities in some of our markets in Europe (Spain and France) escalated water risk levels, which could have resulted in limits on industrial water usage. These restrictions did not directly affect our sites, and in some cases our water targets and demonstrated progress on improving water efficiency helped to mitigate water restrictions being imposed on our facilities. • We conduct continuous water risk assessments at our NARTD production facilities using tools like the WRI Aqueduct 3.0 baseline water risk assessment, Facility Water Vulnerability Assessments (FAWVAs), and Source Water Vulnerability Assessments (SVAs). • These risk assessments directly inform the context based water targets set at each of our NARTD facilities, and our aggregated target to reduce our WUR(A) by 10% by 2030 (versus 2019). • At sites located in areas of higher water stress, we work with NGOs, local authorities and the local community to help protect the watersheds we use. • We aim to achieve 100% regenerative water use in our leadership locations(B) by 2030. This includes reducing our water use ratio, finding a beneficial use for the sites’ wastewater and funding replenishment projects near these leadership locations. • In 2023, we invested approximately €5 million in water efficiency technology, processes and wastewater treatment in our sites. We estimate that these could help us save annual water and waste treatment expenses of about €300,000 per year. Changes to weather and precipitation patterns could cause disruption to supply of ingredients Supply chain • Changing weather patterns and/or extreme weather events could impact the yield and/or quality of our key ingredients and raw materials, such as sugar beet, sugar cane, orange juice or coffee. This could reduce the availability and quality, or increase the cost of ingredients. • Our primary sugar beet sourcing regions, including France, Great Britain, the Netherlands and Spain, are all potentially vulnerable to climate-related water scarcity issues, based upon WRI Aqueduct 3.0 water risk analysis. • We have asked our carbon strategic suppliers(C) to set their own science based GHG emissions reduction targets, including our ingredients suppliers. • We aim for 100% of our key agricultural ingredients and raw materials to be sourced in compliance with our PSA. • We invest in water replenishment programmes in our key sourcing regions, which focus on supporting advance water management practices. • We aid our suppliers in measuring and setting emission reduction targets and enhancing their emission reduction capabilities through educational initiatives like the S-LOCT programme. (A) Water use ratio: litres of water per litre of finished product produced. (B) NARTD production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. (C) Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (~200 suppliers in total). Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 57 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Transition risk Our scenario analysis focused on the transition risks across our value chain, under three emissions pathways. Our analysis highlighted a greater potential impact from transition risks in the near term, compared to physical risks. The level of exposure to transition risks is driven by the warming scenario, with a +1.5°C scenario showing the highest potential transition risk. Mitigating actions against these risks are determined as part of our business planning processes. Short-term (five years) cumulative gross risk financial impact estimates (assuming no mitigation) Potential cumulative discounted cash flow at risk Low &lt;€350m Medium €350m-€700m High &gt;€700m Short-term (five years) cumulative gross risk (assuming no mitigation) Transition risk What could be expected? &gt;4°C emissions pathway +2.5°C emissions pathway +1.5°C emissions pathway Policy Carbon pricing is used as a shadow mechanism through which governments can incentivise GHG emissions reductions. The scenarios assume the use of higher carbon prices across CCEP markets to price and penalise GHG emissions, including those linked to packaging materials, to drive decarbonisation. Low Low Medium Assumes negligible carbon taxes Assumes an average €40/tCO2e of carbon taxes in year five Assumes an average €80/tCO2e of carbon taxes in year five Market Consumer awareness of environmental impact drives a shift towards more sustainable, lower-emission alternative products and services. The scenarios assume that consumer preferences will shift towards packaging options that are perceived to be more sustainable, transforming market demand. Low Low Low Assumes low consumer demand for packaging types that are perceived to be more sustainable Assumes moderate demand for packaging types that are perceived to be more sustainable Assumes rapid growing demand for packaging types that are perceived to be more sustainable Technology Regulatory or market shifts may phase out fossil fuels and related equipment, leading to a devaluation of carbon-intensive assets and potential impairment or write-offs. CCEP's exposure is limited, primarily due to our fleet assets relying on fossil fuels. Low Low Low Assumes that development is fossil-fuel driven with little innovation Assumes moderate investment and innovation in renewable energy Assumes rapid decarbonisation, including a rapid shift to renewable energy Reputation Levels of consumer activism could be influenced by how much climate action is taken by the beverage sector and by CCEP. This assumes a potential gross risk if CCEP falls behind the beverage sector, causing increased consumer activism relative to our competitors. This assessment does not include packaging changes likely to be required by legislation across the sector. Low Low Low Low level of consumer activism Moderate climate activism. Assumes CCEP is perceived to be in line with the beverage sector Assumes CCEP does not keep pace with the beverage sector, causing increased consumer activism Scenarios are modelled assuming no mitigating actions or progress on our stated sustainability action plan. It assumes that CCEP’s operational footprint, product portfolio and GHG emissions remain static. Our mitigation strategy and our This is Forward sustainability commitments are designed to mitigate climate-related risks. Medium- (2030) and long-term (2040 and beyond) non-financial assessment Beyond a five-year time horizon, the level of uncertainty of transition risks increases. Transition risks are anticipated to have the greatest impact in the near to mid term. In the next five years, in light of the challenge of coordinating global climate action, modest political, economic and social changes will drive financial impact. More significant action from policymakers to stimulate the low-carbon transition would accelerate the rate and transition, and increase the magnitude of impacts to the business. In the medium term, new regulations designed to decrease the use of packaging materials that contribute to GHG emissions, or that introduce quotas for refillable packaging could require additional investment in our packaging portfolio, manufacturing capabilities and distribution network. This could be accelerated by an increasing demand from consumers for more sustainable products. Our SPO monitors risks and opportunities linked to packaging and packaging regulation, and reviews ways to maximise return on investments through pricing, increasing our value share and the avoidance of potential packaging-related taxes. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 58 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Our strategic response to transition risks Policy Packaging Introduction of carbon and/or packaging taxes or levies, aimed at reducing GHG emissions from packaging and waste, that could result in: • increased costs for packaging materials • A target to collect and recycle a bottle or can for each one we sell by 2030. Enabled by collaboration across industries to increase collection and recycling rates and drive a circular economy. • Targets to reach 50% rPET in our PET bottles, and a target to stop using oil-based virgin plastic in our bottles by 2030. • Innovating in refillable and dispensed solutions to eliminate packaging waste and reduce our GHG emissions. • We allocated over €300 million between 2020 and 2022 to support the ongoing decarbonisation of our operations and value chain, and have an investment plan of approximately €450 million for emissions reduction initiatives between 2023 and 2025. This includes continued investment in rPET, as well as other carbon, energy and logistics savings initiatives. • Continued investment in rPET provides CCEP with a significant opportunity to increase recycled content levels in specific markets, mitigating potential taxes, marketing constraints or bans on single use plastic bottles which do not contain recycled plastic. Operations and raw materials Increase in carbon taxes, aimed at reducing GHG emissions within industry groups that could result in: • increased energy costs • increased raw materials costs • Short- and long-term GHG emissions reduction targets to reduce our absolute GHG emissions by 30% by 2030 (versus 2019) and to reach Net Zero by 2040. • Use renewable electricity across all of our markets by 2030. • Engaging and working with our carbon strategic suppliers to: – set their own science based GHG emissions reduction targets by 2023 (Europe) and 2025 (API) – use 100% renewable electricity in their operations by 2025 (Europe) and 2030 (API) – share their carbon footprint data with us • Aiming to source all our agricultural ingredients and raw materials sustainably by ensuring our ingredient suppliers meet our PSA requirements. • During 2023, we invested approximately €28 million in energy and carbon saving technologies, saving approximately 9,000MWh and 21,000 tonnes of CO2e annually. We estimate these investments could help us avoid annual operating costs of approximately €2 million. Market (consumer) Brands and portfolio • Loss of revenue and/or missed growth opportunities • Regular review of products and business models, based upon their carbon emissions, packaging and water usage. • Removing packaging materials where we can, and setting targets to collect all of the packaging we use, increase our use of recycled content and help to implement systems to drive circularity of packaging materials. Technology Operations • Asset write downs, investments in low-emission technology to meet market regulation • Investing in manufacturing equipment and transportation systems that rely on low-emission or renewable energy sources. • As part of our EV100 commitment, we aim to transition all of our own car and van fleet to electric or ultra-low emissions vehicles by 2030. • Investing in the decarbonisation of our production facilities. In 2023, we invested approximately €28 million in energy and carbon saving technologies, saving approximately 9,000 MWh and 21,000 tonnes of CO2e annually. • Exploring and investing in new technologies through CCEP Ventures. Reputation Brands and portfolio • Loss of revenue and/or missed growth opportunities due to consumer activism against our sector and/or our products • Short- and long-term GHG emissions reduction targets to reduce our absolute GHG emissions by 30% by 2030 (versus 2019) and to reach Net Zero by 2040. • Increasing recycled content in packaging and increasing collection rates. • Developing refillable and reusable product offerings for consumers. • Collaborating with TCCC and other franchise partners, as part of a system approach driving the sustainability agenda of our brands. Transition risks Value chain How could this impact our business (assuming no mitigation)? How are we addressing these risks? (Our mitigation strategy) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 59 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Metrics and targets Through our sustainability reporting and disclosure, we track, measure and manage our sustainability targets and related metrics. Our This is Forward sustainability action plan targets were developed from stakeholder insights, and our targets are focused on our most material issues. A full list of our sustainability metrics, our reporting approach and GHG emissions calculation methodology can be found in the Key performance data summary on pages 234-241. Stress scenarios regarding the ongoing viability of our business can be found on page 79. We are piloting the use of a carbon price of €100/tCO2e, see page 51. For our disclosure, we have considered the TCFD cross industry climate-related metrics and agriculture, food, and forest products group metrics. Climate targets In 2023, our short- and long-term GHG emissions targets were validated by the SBTi as being in line with climate science. Our climate targets are as follows: • Net Zero GHG emissions (Scope 1, 2 and 3) by 2040 • Reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030 (versus 2019) • Use 100% renewable electricity across all markets by 2030 • 100% of carbon strategic suppliers to set science based targets by 2023 (Europe) and 2025 (API) • 100% of carbon strategic suppliers to use 100% renewable electricity by 2025 (Europe) and 2030 (API) Our GHG emissions targets are tied to executive remuneration through our LTIP, see pages 133-135. Water metrics and targets We focus on water efficiency in our operations and helping to protect water sources for our business, communities and suppliers. Our key water targets are as follows: • 10% reduction in our manufacturing water use ratio(A) by 2030 (versus 2019) • Replenish 100% of the water we use in our beverages • 100% regenerative water use in leadership locations(B) by 2030 In 2023, we improved our water use ratio by 4.9% versus 2019 by setting context based targets and improving our water efficiency. Packaging metrics and targets Packaging accounts for 37% of our total value chain carbon footprint, making it a key area where we can reduce emissions. Reducing unnecessary packaging and improving packaging circularity will help reduce our carbon emissions and support us in reaching our climate targets. Read more about our actions on climate, packaging and water on pages 36-47 Cross industry climate-related and agriculture, food and forest products group metrics Group UK and UK offshore(E) Tonnes of CO2e 2019(C) 2022 2023(D)(α) 2022 2023(D)(α) Scope 1 Direct emissions (e.g. fuel used by own vehicles) 344,616 299,090 283,745 29,439 31,431 Scope 2 (market based) Indirect emissions (e.g. electricity) 223,114 192,053 151,795 3,084 2 Scope 2 (location based) Indirect emissions (e.g. electricity) 384,382 308,050 292,243 17,673 17,891 Scope 3 Biological processes, third party emissions (e.g. ingredients, packaging, CDE, third party transportation) 5,754,177 5,095,008 4,827,581 740,511 716,943 GHG emissions Scope 1, 2 and 3 (full value chain)(F) 6,321,907 5,586,151 5,263,122 773,034 748,376 Emissions from biologically sequestered carbon 71,151 87,273 Intensity ratio Full value chain GHG emissions per litre (g CO2e/litre) 350.1 298.9 283.3 228.72 2 6 225.8 GHG emissions (Scope 1 and 2) per euro of revenue (tCO2e/€) 36.9 28.4 23.8 10.5 9.7 Energy use Direct energy consumption (Scope 1) (MWh) 1,279,302 1,141,932 1,087,216 132,144 128,873 Direct energy consumption (Scope 2) (MWh) 944,117 910,444 881,571 91,904 89,995 Direct energy consumption (Scope 1 and Scope 2) (MWh) 2,223,419 2,052,376 1,968,788 224,048 218,869 Agriculture, food and forest products group metrics Total water withdrawn (1,000m3) 26,578 26,142 Total water consumed (1,000m3) 17,015 17,003 Total production volumes from areas of baseline water stress (1,000m3) 8,126 8,067 Note: For details on our approach to reporting and methodology see our 2023 Sustainability reporting methodology document on cocacolaep.com/sustainability/download-centre. (A) Measured as litres of water per litre of finished product produced. All beverage production facilities. (B) NARTD production facilities which rely on vulnerable water sources or have high water dependency. We have nine leadership locations in Europe and four in API. (C) The acquisition of API completed on 10 May 2021; however, the baseline metrics above are presented on a full year basis for 2019 to allow for better period over period comparability. 2019 baseline has been restated – as described in our Key performance data summary on pages 234-241. (D)(α) Subject to external independent limited assurance. See page 241 for details. (E) Equates to Great Britain for CCEP. (F) Scope 2 is market based approach only. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 60 Taking action on sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) continued

Our stakeholders are part of our business and play a vital role in our success at every stage in our value chain. From the suppliers that provide our raw materials, to the communities where we operate and the people who make and sell our products, we seek to work together to refresh our markets and make a difference. Our people CCEP depends on the great people who make, move and sell our products to customers every day. A comprehensive annual engagement plan includes: Townhalls, Speak Up channels, engagement surveys and the Employee Share Purchase Plan (ESPP) Communications and campaigns, e.g. mental health, safety and inclusion, online platforms, work councils and training and development programmes Board engagement: The Remuneration Committee reviews the Group wide remuneration policy to ensure it remains aligned with the long-term strategic goals of the Company The Nomination Committee’s remit includes key people matters such as succession, diversity and culture The Board engages directly with employees through Townhalls, facility tours, market visits, and presentations and deep dives at Board level Impact/value created: Our people create value for CCEP by making, moving and selling our great products CCEP creates value for our people through providing a safe place to work with rewards and benefits What matters to our people? Being rewarded, valued and recognised Development opportunities Safety at work Inclusion and diversity Human rights What is measured and monitored? Total incident rate ESPP enrolment Percentage of women in management and total workforce Attrition & Absenteeism Percentage of workforce represented by people with disabilities, based on voluntary declaration Read more about our risks and mitigations on pages 68-78 Outcomes of engagement: Examples of different initiatives undertaken as a result of engagement can be found on pages 23-26, covering topics such as wellbeing, diversity, leadership and employee benefits. Read more about our people on pages 23-25 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 61 Our stakeholders Case study Listening to women in our supply chain This year, we launched the Women's Listening Circles to unite women in customer service and supply chain, providing spaces for them to listen to each other’s experiences and exchange ideas. Image: some of our participants from Indonesia. We aim to understand what makes working at CCEP great for women and identify areas where we can improve our gender balance, seeking feedback on three critical areas: safety, inclusion and development. Our business units and functions have created 100-day action plans to address the issues that matter most to our people. We received an overwhelming response, hearing from over 1,000 women in our supply chain. Watch film at cocacolaep.com/ annual-report/case-study/ fasteroninclusivity

Our shareholders Shareholders provide the equity capital for our business and hold management to account on financial performance and key environmental, social and governance (ESG) issues. A comprehensive annual engagement plan includes: AGM, roadshows, analyst meetings, results presentations and webcasts Brokers appointed to provide advice on market conditions and external communications Shareholder-nominated Directors on the Board in accordance with Shareholders’ Agreement Board engagement: The CEO, CFO, Chairman and IR team engage with investors and analysts throughout the year and provide updates to the Board on shareholder views, share register, share price performance and investor sentiment The Remuneration Committee Chair engages on the remuneration policy Impact/value created: Shareholders create value for CCEP through voting at the AGM and continuing to invest in CCEP CCEP creates value for shareholders by returning cash either by paying dividends or through share buybacks What matters to our shareholders? Financial performance, commodity costs and inflationary pressures Sustainable long-term value Market dynamics such as consumer behaviour and supply chain challenges ESG challenges and regulatory changes What is measured and monitored? Number of meetings and % of equity investors covered by these interactions Analyst notes and equity investor perceptions of strategy Read more about our risks and mitigations on pages 68-78 Outcomes of engagement: A key outcome of shareholder engagement in 2023 was the inclusion of CCEP in the Nasdaq-100 Index in December 2023, which demonstrates CCEP’s commitment to continuing to create sustainable long-term value for shareholders. Our franchisors We conduct business primarily under agreements with franchisors that generally give us exclusive rights to make, sell and distribute beverages in approved packaging in specified territories. Regular contact with franchisors includes: Management contact at different functional levels, such as public affairs, communications and sustainability, supply chain, sales and marketing Ongoing dialogue with General Managers and regular top to top meetings Inviting franchisors to present annual business plans to customers Board engagement: Regular updates to the Board from the CEO and the Chief Commercial Officer via the ATC on franchisors, including on performance, relationships and any issues Chairman engages directly with key franchisors including TCCC Impact/value created: CCEP gains value from the exclusive rights given by franchisors to make, sell and distribute their products CCEP creates value for franchisors by driving sales to customers so franchisors’ drinks are available where and when consumers want them What matters to our franchisors? Profitable growth and value share in our markets Aligned strategy and incentives Sustainable supply chains Good continued engagement What is measured and monitored? Joint investment Successful innovation Category performance Market share Read more about our risks and mitigations on pages 68-78 Outcomes of engagement: A key outcome of franchisor engagement in 2023 was the acquisition of CCBPI jointly with AEV from TCCC. The acquisition demonstrates TCCC’s confidence in CCEP as a business and the continued strong relationship between the two companies. Further information can be found on pages 66-67. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 62 Our stakeholders continued

Our consumers Consumers drink the products we make, sell and distribute. Read more about our consumers on pages 17-18 CCEP’s ways of engaging with consumers include: Collection of consumer insights from franchisors, customers or via dedicated research Consumer labelling, social media, activation in store and day to day interaction via our sales teams when visiting outlets Feedback from consumers on social media and via the consumer hotlines Day to day interaction via our sales team when visiting outlets Board engagement: Indirectly through customers and franchisors Direct engagement through market visits Presentations on trends and behavioural patterns Impact/value created: Consumers create value when buying our products CCEP creates value for consumers through providing a diverse portfolio of high quality, safe and great tasting drinks and by providing transparent labelling to help consumers make informed choices What matters to our consumers? Product quality and food safety Environmental and affordability concerns What is measured and monitored? Low and no calorie drinks as a % of sales % packaging that is 100% recyclable Read more about our risks and mitigations on pages 68-78 Outcomes of engagement: Examples of different initiatives undertaken as a result of engagement can be found on pages 16-18, covering topics such as expansion of our portfolio and reducing sugar in our drinks. Our customers Customers sell our products to consumers. Read more about our customers on pages 28-31 Regular engagement with customers includes: General Managers engaging with customers on strategy and planning and owning the customer relationship Account managers’ contact with customers on business development Our sales teams calling on customers every day in the market Supply chain in daily contact to ensure customers receive the best customer service Board engagement: Through management insights Direct engagement through market visits held in Australia and New Zealand Customer engagement session and dinner in Australia in 2023 CEO updates to the Board on pricing, negotiations, joint value creation and customer satisfaction metrics Retail landscape session Impact/value created: Customers create value for CCEP by selling our products to consumers CCEP creates value for customers through our customer centric operating model, portfolio diversity and quality of products and service What matters to our customers? New packaging solutions Product offers to meet new shopper and consumer trends Economic value creation Customer service What is measured and monitored? Volume and revenue growth Customer big data and advanced analytics, e.g. NielsenIQ and IRI3, measure brand/product performance and value creation Advantage Group and Ipsos research (EU only) to evaluate customer satisfaction Read more about our risks and mitigations on pages 68-78 Outcomes of engagement: Examples of different initiatives undertaken as a result of engagement can be found on pages 28-31, such as better tailoring customer action plans through targeted investment into new technologies and focus on digitisation. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 63 Our stakeholders continued

Our suppliers Suppliers provide a wide range of commodities and services from ingredients, packaging, utilities, equipment, to facilities management, fleet, logistics and information technology. Read more about our suppliers on pages 32-34 Processes to engage regularly with suppliers include: Supplier relationship management programme through TCCC’s procurement consortium Partnering and collaborating with suppliers, in areas such as business continuity or sustainability, to foster strategic relationships Board engagement: Updates provided by the CEO and CFO on key supplier relationships Development of SGPs setting requirements for suppliers in relation to human rights, health and safety and environment Presentations to the Board on strategic topics such as carbon reduction and supply risk Impact/value created: Suppliers create value for CCEP by providing high quality, safe and sustainable products and services, and optimised supply chain and innovation partnerships CCEP creates value for suppliers through long-term collaborative partnerships and provides support on sustainable practices and emission plans What matters to our suppliers? Exposure to variability in the marketplace such as pricing and consumer behaviours Driving progress on sustainable supply chains Long-term collaborative relations and ability to grow their long-term revenue streams What is measured and monitored? Quality standards and delivery times TCCC audits to ensure adherence to SGPs and PSA Commitment to set science based targets and to transition to 100% renewable electricity Read more about our risks and mitigations on pages 68-78 Outcomes of engagement: Examples of different initiatives undertaken as a result of engagement can be found on pages 32-34, covering topics such as achieving net zero, our RSP and sustainability-linked supply chain finance programme. Our communities Communities are where we operate and where our employees live and work. Read more about community engagement on page 26 Regular engagement with our communities include: Boosting skills development and social inclusion, e.g. youth development programmes, BORA Jovens programme, apprenticeships and collaborating with food banks Protecting the local environment, e.g. water replenishment and litter clean up programmes Supporting local communities, e.g. grassroots initiatives and disaster relief Board engagement: Board members engage with local projects and at CCEP events The ESG Committee is responsible for overseeing CCEP’s relationship with communities under the social pillar of its remit Impact/value created: Communities create value for CCEP through access to talented people, local water sources, connection with local policymakers and community groups CCEP creates value for communities through access to employment, improving the local environment and investing in community causes What matters to our communities? Employment and social inclusion Environmental impact Corporate citizenship What is measured and monitored? Community investment contribution Employee volunteering hours Direct beneficiaries from skills programme Read more about our risks and mitigations on pages 68-78 Outcomes of engagement: Examples of different initiatives undertaken as a result of engagement can be found on page 26, covering topics such as skills development and social inclusion and community wellbeing Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 64 Our stakeholders continued

During 2023, we acted in good faith to promote the long-term success of CCEP in our discussions and decision making for the benefit of CCEP’s shareholders as a whole, and in doing so having regard to stakeholders and the matters set out in section 172 of the Companies Act, including: The likely consequences of any decision in the long term The Board recognises that its decision making will affect CCEP’s long-term success. When taking decisions, particularly of strategic importance, the Board considers the likely consequences of any decision on CCEP’s long-term, sustainable growth while endeavouring to balance the interests of all our stakeholders. The interests of our people, and the need to foster business relationships with our key stakeholders Our key stakeholders remain the same as last year, namely our people, shareholders, franchisors, consumers, customers, suppliers, and communities. How CCEP has engaged with our stakeholders more generally is explained on pages 61-64. We identify our key stakeholder groups as those with significant interactions with our business model and that we impact in the course of our business operations. We describe how our business interacts with our stakeholders, and the impacts of these interactions, throughout this Integrated Report. The Board strives to gain stakeholder perspectives to inform its decision making through direct engagement, where feasible, as well as through regular communication with senior management. The impact of the Company’s operations on the community and the environment We recognise that to deliver our strategy in a sustainable way, we need to consider the commercial, social and environmental impacts of our business. During the year, we have monitored, assessed and challenged CCEP’s progress against our annual business plan and our sustainability action plan. Information on our sustainability action plan and how we are implementing TCFD recommendations can be found on pages 48-60. Our sustainability governance framework guides the Board’s decisions in this regard, as set out on page 50. The desirability of the Company maintaining a reputation for high standards of business conduct Ensuring our business operates responsibly is fundamental to ensuring our long-term success. The Board assesses and monitors the Group’s culture to ensure it aligns with the Group’s purpose, values and strategy set by the Board and oversees a corporate governance framework, as set out on page 103, that enables the right people to take the right decisions at the right time. This includes our CoC and system of delegated authorities. Read our CoC at view.pagetiger.com/ code-of-conduct-policy The need to act fairly as between CCEP’s shareholders The Board supervises the profitable operation and development of CCEP to maximise its equity value over the long term, without regard to the individual interests of any shareholder. A minority of our Non-executive Directors (NEDs) were appointed by major shareholders of CCEP. However, each Director understands their responsibility under the Companies Act to act in a way that would promote the long-term success of the Company for all its shareholders. During 2023, the CEO, CFO, Chairman and our IR team met with shareholders who provide updates to the Board on shareholder feedback at Board meetings. How the Board engaged with stakeholders is set out on pages 61-64 Specific examples of how the Board considered the views of its stakeholders in its decision making is set out on pages 66-67 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 65 Section 172(1) statement from the Directors

The Board made several principal decisions during 2023, where the Directors had regard to the relevant matters set out in section 172(1)(a)-(f) of the UK Companies Act 2006 (the Companies Act) when discharging their duties. Here we outline how the Board approached the CCBPI acquisition and strategic portfolio choices as principal decisions. Image: Leadership from the Coca-Cola system and AEV Acquisition of CCBPI On 23 February 2024, CCEP completed the acquisition of CCBPI jointly with AEV, underpinning CCEP’s ambitious mid-term strategic objectives and solidifying CCEP’s position as the world’s largest Coca-Cola bottler by revenue. The proposed acquisition was announced on 2 August 2023 with final transaction documents approved by the Board on 15 November 2023. The Board and M&A Committee (a subset of the Board with delegated powers from the Board) was supported in its decision making by recommendations from its Committees on certain topics, including: • the ATC, which reviewed the key transaction documents, including the share purchase agreement and the Bottler’s Agreement, together with the Fairness Opinion; and • the Audit Committee, which reviewed the proposed capital structure and financing arrangements to finance CCEP’s 60% stake. In addition, management provided key support throughout, including through the establishment of a Value Realisation Committee to support the planned integration of the transaction and certain decisions in the lead up to completion. As part of its approval process, the Board took into account numerous factors including the impact of the acquisition on the stakeholder groups below. Shareholders The transaction is aligned to CCEP’s strategy of pursuing inorganic expansion opportunities and also supports the transformation journey in Indonesia. Management identified that value enhancing opportunities could be achieved through the implementation of CCEP’s proven track record together with the support of AEV via its local market knowledge, capabilities and relationships in the Philippines. The ATC was also provided with a Fairness Opinion from a third party which supported the enterprise value of $1.8 billion for CCBPI. The consideration was paid in cash, and has a modest impact on CCEP’s leverage. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 66 Section 172(1) statement from the Directors Principal decisions Our strategy key Great brands Great people Great execution Done sustainably

From completion, the transaction is EPS accretive, and by working with AEV and TCCC, there is opportunity to unlock even more potential. To support its decision making, the Board received an opportunity overview of CCBPI including scale, profitability, market environment, recent performance, key challenges and the current business plan. This was supported by an overview of partnership considerations including the shareholders agreement with AEV. Using these insights, the Board concluded that the acquisition would result in value creation for shareholders. Employees Engaging and retaining our people is a key consideration, ensuring that everyone has a voice and feels valued. The acquisition will create an even more diverse workforce and provides an opportunity to scale knowledge, best practice and talent across CCEP. We will also benefit from combining our talent pools as well as sharing learnings and best practice on digital, technology, procurement and sustainability capabilities. Franchisors Franchisors are a key stakeholder group, given the importance of maintaining a strong relationship and alignment with TCCC. Due to the quality of interactions between TCCC, AEV and CCEP, TCCC as seller of CCBPI is confident in CCEP’s ability to hold a majority stake and work collaboratively as a joint venture partner with AEV. Consumers The acquisition enhances our consumer reach. It also brings new brands to CCEP’s portfolio. Communities, environment and customers CCBPI runs local community programmes including a number of partnerships to encourage the return of plastic bottles by consumers for recycling via collection hubs. CCBPI also has a joint venture with Indorama in a PET recycling scheme, consistent with CCEP’s approach in Indonesia at our Amandina PET recycling plant. Gaining deep local insights in all our territories remains a priority, including building experience and market understanding to meet specific stakeholder needs. Strategic portfolio choices The Board approved a number of strategic portfolio choices during 2023, such as the new collaboration with existing franchise partner, TCCC, and new brand partner Brown-Forman, to launch Jack Daniel’s & Coca-Cola ARTD as part of the Coca-Cola system’s ARTD strategy. The Board was fully supportive of the expansion of CCEP’s ARTD strategy across multiple markets by increasing CCEP’s presence and assortment within this emerging category. The partnership with Brown-Forman was deemed to be in the best interests of the Company’s stakeholders, namely: • Shareholders: due to the proposed incremental value to be generated • Franchisors: particularly CCEP’s key franchise partner TCCC to demonstrate CCEP’s commitment to ARTD and to strengthen the relationship with TCCC • Customers: through the value creation opportunity which expanding into this category brings • Consumers: by offering a perfect mix of convenience and simplicity for in-home and on-the-go occasions To assist the Board in its decision making, the Board received a report from the ATC and sought views of stakeholders via management, including the Chief Commercial Officer. The ATC had received materials which included information on the strategic objective, notably the desire to broaden the category penetration and CCEP’s ARTD portfolio. The materials included the rationale and information on the contractual framework as well as projections on the financial and business impact. The Board considered the financial implications of the partnership and the proposed supply and distribution agreements, along with the potential to repurpose for other markets. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 67 Section 172(1) statement from the Directors Principal decisions Our strategy key Great brands Great people Great execution Done sustainably

CCEP identifies, assesses and manages the principal risks we face as a business through strong risk management across the organisation, mitigating risk and pursuing the benefit of the related opportunities. To support this, CCEP has developed an Enterprise Risk Management (ERM) framework to embed risk management within our key functions, activities and decision making. An overview of our approach to risk management is provided in the diagram to the right. Governance The Board has overall responsibility for risk management at CCEP. Oversight and monitoring is provided by the Audit Committee with regular reports from management. The topic is led at the ELT by the General Counsel and Company Secretary working with management’s Compliance and Risk Committee (CRC) and the One Risk Office, which brings together all leaders involved in risk, including the ERM team. Each principal risk has a risk owner at ELT level who is responsible for considering whether the risk is properly explained and has appropriate risk mitigation plans in place. The governance structure, including risk management, is outlined on page 50 as part of our TCFD disclosure. Identify and assess risks and opportunities Our annual enterprise risk assessment (ERA) provides a top down strategic view of risks. The members of the Board, ELT and over 100 senior leaders carry out a risk survey and interviews to discuss current risks, opportunities and emerging risks. Overview of the CCEP ERM framework Governance Identify and assess risks and opportunities Functional across business Top down Annual ERA Programmes Bottom up Individual risk assessments at the business unit level Horizon scanning Continuous scanning and analysis of emerging risks to identify potential material threats in the future. Scenario analysis Prepare for uncertain conditions, extreme and strategic risks and opportunities e.g. climate change. Risk indicators (in development) Metrics and drivers for key risks and mitigations. Operationalising and managing risk appetite. Events and issues External incidents Lessons learned across the system and industry, peer incidents and publicly available information. Internal issues Lessons learned from internal incident investigations. Risk appetite Communication Reporting One of the key focuses for 2023 was on mitigations, helping us to manage risks more effectively with better forward planning and controls. Risk assessments are also carried out at business unit, functional and programme level. The local leadership teams review and update risk assessments, ensuring that risk management is incorporated into our business routines. Once risks are identified, we analyse them to understand the likelihood, impact and velocity. In addition, we also understand how we manage our risks by measuring the effectiveness of mitigations and actions. Horizon scanning helps us to identify global strategic and emerging risks, the effects of which are not yet fully known, and where the evolution of the risk is highly uncertain because it is rapid, non-linear or both. We monitor the evolution of such threats to ensure we are able to anticipate and manage potential impacts to our business. Examples include geopolitical conflicts and their impacts on the supply chain, macroeconomic conditions and impact on consumer sentiments, or disruptions from AI. Sustainability risks can impact the way we do business, so we continue to work with external partners like Risilience to develop and analyse risk scenarios, e.g. for climate change, and help with reporting requirements. More details are on pages 48-60. Events and issues We use insights and data from internal and external sources to analyse incidents to improve the way we manage risks, i.e. risk sensing technology in supplier management or learnings from a crisis such as COVID-19. Risk appetite We define our appetite for each risk through risk appetite statements to support the business with decision making and resource allocation. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 68 Principal risks

The risk appetite statements are reviewed annually by the CRC and the Audit Committee. We are in the process of operationalising the statements through the implementation of risk indicators. Communication Our One Risk Office is a forum that brings together first, second and third line of defence representatives several times a year to share risk management knowledge across our functions and business units, per the diagram below. Emerging risk themes and external factors that could impact our business are discussed. We regularly invite external risk experts (e.g. risk analysts to inform us on potential scenarios of the Middle East crisis) and risk leaders from other organisations to help us broaden our understanding of risk. Reporting An internal risk report is created and shared on a regular basis with leadership highlighting key risks, emerging trends and mitigation activities to support decision making. The following pages set out a summary of our principal risks based on the findings of our most recent ERA. The Board has carried out a robust assessment of these principal risks. This summary is not intended to include all risks that could impact our business and the risks are presented in no particular order. In this report, we show how each principal risk links to, and underpins the relevant aspect of our strategy. Beyond principal risks, CCEP faces other operational risks which are managed as part of our daily routines. We are aware that due to the economic downturn the risk of fraud has increased. CCEP has embarked on an entity wide fraud risk assessment as part of its enhanced fraud management plan. Case study How we strengthened our Business Resilience Framework (BRF) We have strengthened our business continuity capability to manage a wide spectrum of disruptions in a proactive and effective way. In 2023, we standardised and modernised our Business Continuity Planning through site by site training, impact analysis, scenario planning and testing as set out below: We also achieved ISO 22301, the industry standard for business continuity and resilience (BCR) for our shared service centres. Furthermore, the progress and business impact of the BCR programme was recognised externally by the Business Continuity Institute (BCI). Statement from the judges at the 2023 BCI Global Awards: “The winning exercise programme stood out to the judges due to its originality, complexity and wide global reach. The programme's impact was substantial, improving the organisation’s business continuity management and cyber resilience capabilities. The exercise programme demonstrated the company’s commitment to maintaining continuity readiness for any challenge and it’s a testament to their dedication towards preparedness.” Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 69 Principal risks continued

The table below shows our principal risks Business disruption The risk of prolonged, large scale natural and/or man made disruptive events • Cyber attack or IT/ operational technology system failure • Pandemics • Extreme weather events (floods, fires) • Natural disasters • Civil unrest, war and terrorism • Disruption to supply chains/ operations • Safety and wellbeing of our people • Brand and reputation damage • Financial impact • TCCC Business Resilience Framework • CCEP BCR Governance Framework • CCEP Incident Management and Crisis Response (IMCR) process Understanding the change in trend Confidence in our capabilities to deal with major disruptions, proven and enhanced during COVID-19. Packaging The risks relating to packaging waste and plastic pollution, and single use plastic • Stakeholder concern about the environmental impacts of single use plastic packaging, litter and packaging waste • Brand and reputation damage from not keeping up with community/customer expectations • Financial impact from increased taxes and on the costs of doing business • Regulatory and compliance impacts • Increased potential for activism and litigation • rPET roadmap • Advocacy to support container deposit and return schemes • Test, trial and learn approach to refillable packaging in multiple markets • Innovation on dispensed delivery solutions • Packaging design and innovation • CCEP Ventures investment in new recycling technologies • Industry collaboration Find out more Read about Packaging on pages 41-43 Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Trend Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 70 Principal risks continued Our strategy key Great brands Great people Great execution Done sustainably Risk change Increased Stable Decreased

Legal, regulatory and tax The risks associated with new or changing legal, regulatory or tax, legislative environment and subsequent obligations and compliance requirements • Increased regulation on business activities • Use of regulated ingredients • Increased packaging regulation • Commercial and marketing restrictions on sugar, sweeteners and energy ingredients • Labelling requirements • Distribution and sale regulations • Employment regulation • Sugar & low and no calorie sweetener, energy drinks ingredients, packaging and carbon taxes • Regulation of new technology including AI • Financial impact from new or higher taxes • Stricter sales and marketing controls impacting margins and market share • Punitive action from regulators or other legislative bodies • Increase to the cost of compliance to meet stricter or new regulatory requirements • Brand and reputation damage • Continuous monitoring, assessment and appropriate implementation of new or changing laws and regulations • Dialogue with government representatives and input to public consultations on new or changing regulations and in anticipation of potential regulatory pressures on drinks, carbon and packaging • Development of compliance processes, communication and training for employees Cyber and IT resilience The risks related to the protection of information systems and data from unauthorised access, misuse, disruption, modification, or destruction • External attackers seeking to ransom or disrupt systems and data • Dependency on third parties • Internal misuse (malicious or accidental) • Security and maintenance of IT infrastructure and applications • Change programmes • Financial impact from disruption to operations or fines • Safety and wellbeing of employees, customers or business partners who may have their personal information stolen • Brand and reputation damage • Cyber strategy • Information Security Policy • Information security and data privacy training and awareness • BCP and disaster recovery programmes • Threat vulnerability management and threat intelligence • Hardware lifecycle programme • Global Security Operations Centre • Third party risk assessments • Data Privacy Programme • IT change management process Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Trend Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 71 Principal risks continued Our strategy key Great brands Great people Great execution Done sustainably Risk change Increased Stable Decreased

Economic and political conditions The risks associated with operating in volatile and challenging macroeconomic and geopolitical conditions • Low economic growth or recession • High currency and commodity price volatility • High inflation • Political instability/ conflict • Civil unrest • Financial impact from reduced demand from consumers and an increasing cost base • Disruption to supply chains from sanctions or impact on shipping/trade routes • Hedging Policy • Keeping a strong level of liquidity and backup credit lines at all times for working capital purposes as well as unexpected changes in cash flow • Supply risk and contingency process • Risk sensing technology • Cross Enterprise Procurement Group (CEPG) to leverage global collaboration Market The risks to maintaining the relationships with our customers and consumers to meet their changing demands, needs and expectations • New distribution channels and platforms • Changing customer and consumer habits • Changes in the competitive landscape • Legislative and regulatory changes • Financial impact from reduced demand from consumers • Decreasing margins and market share • Inability to meet strategic objectives • Brand and reputation damage • Shopper insights • Pack and product innovation • International marketing service agreement guidelines • Affordability plan • Business development plans aligned with our customers • Key account development and category planning • New route to market opportunities, for example eB2B and platforms/direct to consumer Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Trend Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 72 Principal risks continued Our strategy key Great brands Great people Great execution Done sustainably Risk change Increased Stable Decreased

Climate change and water The risks and opportunities associated with managing the impacts of climate change and water scarcity across our value chain • GHG emissions across our value chain, including emissions from our production facilities, CDE, the transportation of our products, packaging and the ingredients that we use, and storage of our products • Scarcity of water and water quality issues related to water sources we and our suppliers rely upon • Regulatory and legislative initiatives aimed at reducing GHG emissions • Water usage restrictions that may be mandatory at a local level during scarcity peaks • Changing consumer and investor preferences • Brand and reputation damage from not meeting sustainability targets • Financial impacts from future carbon taxes and the transition costs to low GHG emissions • Regulatory and compliance impacts related to TCFD disclosures • The disruption of water supply to our production sites and key suppliers • Target and roadmap to reduce GHG emissions by 30% versus 2019 and reach Net Zero emissions by 2040 • Climate transition plan • CCEP ventures - investment platform for sustainability initiatives • Supplier GHG emissions reduction targets and engagement programme • Investment in renewable and low-carbon energy projects • Packaging GHG emission reduction initiatives • Responsible Sourcing Policy • Transport GHG emission reduction initiatives • CDE emission reduction initiatives • Customer and stakeholder engagement • Enterprise water risk assessment • FAWVAs and SVAs • Water efficiency and replenishment initiatives • Investment in wastewater treatment technology • ISO14001 certification Understanding the change in trend Increasing number of extreme weather events, water scarcity and droughts expanding across many of our territories. Read about TCFD on pages 48-60 Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Trend Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 73 Principal risks continued Our strategy key Great brands Great people Great execution Done sustainably Risk change Increased Stable Decreased

Changes in customer and consumer buying trends and category perception The risks relating to our ability to effectively adapt and respond to changes in customer and consumer preferences and behaviour towards our products • Legislative changes driven by government or lobby groups • External marketing campaigns towards alternative ingredients/ products • Publication of guidelines or recommendations related to sugar consumption, energy drinks or additives by WHO or other health authorities • Increased media scrutiny and social media coverage impacting consumer perception on ingredients and packaging • Viability of alternatives to sugar, sweeteners and other ingredients within our product portfolio • Consumer lifestyle • Financial impacts from decline in sales volumes and market share (delisting, demand decrease) • Increased regulatory scrutiny • Commercial, marketing and labelling restrictions • Increased taxes on our products • Damage to brand and reputation • Support TCCC, EU or national associations on strong advocacy regarding low and no calorie sweeteners and processed food as well as in innovation efforts Understanding the change in trend Increasing regulation, social media coverage of packaging and ingredients, and an ongoing difficult economic environment for our customers and consumers. Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Trend Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 74 Principal risks continued Our strategy key Great brands Great people Great execution Done sustainably Risk change Increased Stable Decreased

Business transformation, integration and digital capability The risks relating to the execution of our strategic and continuous improvement initiatives • Digital transformation • Identification and execution of supply chain improvements • Relationships with our partners and franchisors • Ineffective coordination between BUs and central functions • Change management failure • Diversion of management's focus away from our core business • Damage to brand and reputation • Financial impacts from a decline in our share price arising from not realising the value creation from these initiatives • Industrial action and disruption to our operations • Competitiveness Steering Committee and governance model for enterprise wide transformation • CCEP project management methodology and dedicated programme management office • Analysis and review of acquisition-related activities including enterprise valuation and capital allocation, acquisition due diligence, business performance risk indicators and integration planning People and wellbeing The risks relating to the identification, attraction, development, and retention of talent. Also risks relating to the wellbeing of our people (including human rights and modern slavery) • Job design and working conditions • Reward and recognition • Misconduct by third parties relating to human rights • Damage to brand and reputation • Financial impacts from a decline in employee engagement and productivity • Industrial action and disruption to our operations • Punitive action from regulators or other legislative bodies and potential for litigation • Community investment programmes • Employee volunteering policy • Business for societal impact framework • Anti-harassment and ID&E Policy • Recruitment: Candidate Charter • Employee development • Wellbeing strategy • Safety strategy • Annual Modern Slavery Statement and country specific human rights risk assessments in Germany and Norway • CoC • ESPP Read about People on pages 20-27 Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Trend Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 75 Principal risks continued Our strategy key Great brands Great people Great execution Done sustainably Risk change Increased Stable Decreased

Relationships with TCCC and other franchisors The risk of misaligned incentives or strategy with TCCC and/or other franchisors • Lack of effective engagement, communication and/or discussion with franchisors • Damage to brand and reputation • Financial impacts, including as a result of TCCC or other franchisors acting adversely to our interests with respect to our business relationship • Clear agreements govern these relationships • Long range planning and annual business planning processes • Routine meetings between CCEP and franchisors Product quality The risks relating to ensuring the wide range of products we produce are safe for consumption and adhere to strict food safety and quality requirements • A failure in food safety, food quality, food defence or food fraud processes • Consumer health and safety concerns • Reputation damage and loss of consumer trust • Regulatory and legal consequences • Financial losses • Franchisor standards and governance • ISO 9001 and FSSC 22000 Certification • Customer and consumer complaint management • Incident management and crisis resolution Principal risk Strategic objective Description (What is the risk?) Causal factors themes (What gives rise to the risk?) Consequence themes (Potential impact of the risk) Key control mitigations (How we manage it) Trend Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 76 Principal risks continued Our strategy key Great brands Great people Great execution Done sustainably Risk change Increased Stable Decreased

Internal control procedures and risk management CCEP’s internal controls are designed to manage rather than eliminate risk, and aim to mitigate risk of fraud and misstatements. In addition to management responsibility, the Board has overall responsibility for the Company’s system of internal controls and for reviewing its adequacy and effectiveness. To discharge its responsibility in a manner that complies with law and regulation and promotes effective and efficient operation, the Board has established clear operating procedures, lines of responsibility and delegated authority. The Audit Committee has specific responsibility for reviewing the internal control policies and procedures associated with the identification, assessment and reporting of principal and emerging risks to check they are adequate and effective. Our internal control processes include: • Board approval for significant projects, transactions and corporate actions • Either senior management or Board approval for all major expenditure at the appropriate stages of each transaction • Regular reporting covering both technical progress and our financial affairs • Board review, identification, evaluation and management of significant risks Read more about our approach to internal control and risk management in the Audit Committee report on pages 117-124 Cybersecurity Risk management and strategy Our management and Board recognise the critical importance that a robust cybersecurity programme and processes play in maintaining the integrity of CCEP’s business applications and data. Our Chief Information Officer (CIO), and Chief Information Security Officer (CISO) lead our cybersecurity programme and regularly report to our Audit Committee and Board on cybersecurity matters, through which we assess, identify, and manage material risks from cybersecurity threats. We seek to promote a cybersecurity culture in which everyone feels a responsibility to prevent cyberattacks. Our cybersecurity policies, standards, processes and practices are integrated into our risk management framework, which addresses the principal risks we face as a business and how we identify, assess and manage them. In addition, our CISO and his team utilise a risk analysis standard from the Information Security Forum (ISF), which is aligned with industry best practice standards to identify and assess IT security risks as well as numerous ISF controls and checks. Our processes for detecting, monitoring, and addressing cybersecurity threats and incidents, and for ensuring timely compliance with applicable reporting requirements, include the following: l Established risk based cyber strategy. Regular reporting of cyber risks and risk mitigation to the ELT, Audit Committee and the Board; l Conducting regular training and awareness on information security and data privacy for employees, including regular phishing exercises. This is in addition to simulations run with the ELT on their ability to respond to cyber incidents; l Continuous development and ongoing improvement of Business Continuity Planning (BCP) and disaster recovery programmes, including internal and external testing of security controls to identify vulnerabilities; l Threat vulnerability management and threat intelligence: proactive monitoring of cyber threats and events and implementation of preventative measures is executed by operating a 24/7 security event logging and management system through a Global Security Operations Centre; l Implementation of a hardware and software lifecycle; l Third party risk assessments for certain key vendors to support third party risk management; l Data Privacy Office including data governance and information classification and handling; l IT change management processes to provide reasonable assurance that only appropriate, tested and approved changes are implemented into our IT landscape; l Monthly Information Security Committee meetings which bring IT experts and governance teams together into a single forum to review, prevent, detect and monitor threats, incidents, and responses thereto; and l Internal audit performs independent risk based audits to assess governance and oversight and test effectiveness of controls over critical cyber activities. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 77 Principal risks continued

Following an initial evaluation for risk and business impact by our IT Security Director and in collaboration with the CISO, relevant cybersecurity incidents and threats are escalated to the corporate Incident Management Team (IMT) and communicated in a timely manner to our Disclosure Committee consisting of the Chairman, CEO, CFO, Group Company Secretary and General Counsel, and VP Investor Relations & Corporate Strategy. The Disclosure Committee is responsible for reviewing and making the determination regarding materiality and public disclosures pursuant to the SEC and exchange listing rules. We use third party experts to support on certain aspects of our cybersecurity programme but maintain internal leadership and oversight of all, including in connection with our risk processes. We work with other bottlers and partners such as TCCC to share insights on potential threats. We also monitor third party service providers, through: • An internal controls assessment of our third party control framework • Governance and performance through reporting requirements for major vendors • Procurement third party risk management processes • Identification and oversight by our CISO, supported by our Business Continuity and Resilience (BCR) team, of risks associated with those third party service providers that are relevant to our Business Process and Technology (BPT) function • Improvements in researching the emerging threat landscape • Improving the security of our external attack surface; and • Conducting due diligence into peers and trading partners As at the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected us, our business strategy, results of operation or financial condition. For additional information concerning cybersecurity risks we face, refer to the risk factor subsection titled, “Cyber and IT resilience” on page 71. Governance In addition to having a dedicated cyber security team concerned with day to day cybersecurity operations, cybersecurity is also a critical area of focus at both our executive and Board levels, which helps ensure that the Board executes its oversight of cyber risks and that we consider security risks in our business strategy. Our cybersecurity processes for managing and assessing cybersecurity risks, as described above, are managed and overseen by our Information Security Committee, which comprises the CIO, CCO, Chief Data Privacy Officer and other senior management members, and is coordinated by our CISO who has been in situ for the past seven years, with 20 years’ experience in cybersecurity and information security management. In addition, our CIO chairs the Information Security Committee, helping to steer it in implementing effective processes in response to information security and risks. Our Information Security Committee meets at least monthly to oversee, discuss and manage cybersecurity including topics such as but not limited to data privacy, (IT) business continuity and resiliency based on internal and external sources of information. Through these processes and ongoing communications, the Board via the Audit Committee are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time. As part of its general risk oversight function, the Audit Committee oversees CCEP’s management of cybersecurity risk on behalf of the Board. The Committee receives regular updates from management on cybersecurity risks and our efforts to manage those risks, including reports on a biannual basis and more frequently as deemed appropriate by our CIO and regular receipt of feedback on the effectiveness of implementing cybersecurity awareness within company culture as a whole, such as the results of implementing employee training and phishing simulations. Information regarding cyber risks and cyber risk management is reported to the Audit Committee, and subsequently communicated to the whole Board during the summary of Committee reports. One member of the Audit Committee has specific responsibility for cybersecurity. In 2023, the Audit Committee has been presented with detailed information on cybersecurity and internal controls, including improvements made in researching the emerging cyber risk landscape. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 78 Principal risks continued

In accordance with provision 31 of the 2018 UK Corporate Governance Code (the Code), the Directors have assessed the prospects for the Group. The Directors have made this assessment over a period of three years, which corresponds to the Group’s planning cycle. The assessment considered the Group’s prospects related to revenue, operating profit, EBITDA and comparable free cash flow. The Directors considered the maturity dates of the Group’s debt obligations and its access to public and private debt markets, including its committed multi currency credit facility. The Directors also carried out a robust review and analysis of the principal risks facing the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity. Stress testing was performed on a number of scenarios, including different estimates for operating profit and comparable free cash flow. Among other considerations, these scenarios incorporated the potential downside impact of the Group’s principal risks, including those related to: • Legal and regulatory intervention, including in relation to plastic packaging • Risk of cyber and social engineering attacks • Economic and political uncertainty • Climate change and water Based on the Group’s current financial position, stable cash generation and access to liquidity, the Directors concluded that the Group is well positioned to manage principal risks and potential downside impacts of such risks materialising, to ensure solvency and liquidity over the assessment period. From a qualitative perspective, the Directors also took into consideration the Group’s past experience of managing through adverse conditions and the Group’s strong relationship and position within the Coca-Cola system. The Directors considered the extreme measures the Group could take in the event of a crisis, including decreasing or stopping non-essential capital investment, decreasing or stopping shareholder dividends, renegotiating commercial terms with customers and suppliers or selling non-essential assets. Based upon the assessment performed, the Directors confirm that they have a reasonable expectation the Group will be able to continue in operation and meet all liabilities as they fall due over the three year period covered by this assessment. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 79 Viability statement

This Integrated Report contains a combination of financial and non-financial reporting throughout. As required by sections 414CA and 414CB of the Companies Act 2006 (the Companies Act), the following non-financial and sustainability information can be found as stated in the following table. These pages contain, where appropriate, details of our policies and approach to each matter. Non-financial and sustainability information Page(s) Environmental matters Forward on supply chain on pages 32-34 Forward on climate on pages 37-40 Forward on packaging on pages 41-43 Forward on water on pages 45-47 TCFD on pages 48-60 Employee matters Forward on society – people on pages 23-25 Our stakeholders on pages 61-64 Social matters Forward on society – communities on page 26 Human rights Forward on society - Respect for human rights on page 25 Anti-corruption and anti-bribery matters Forward on society - Respect for human rights on page 25 Our business model Our business model on page 8 Risk and principal risks Principal risks on pages 68-78 Risk factors on pages 243-251 Non-financial performance indicators Sustainability performance indicators on page 3 Climate-related financial information Key performance data summary on pages 234-236 Sustainability performance indicators on page 3 Taking action on sustainability and TCFD on pages 36-60 Principal risks on pages 68-78 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 80 Non-financial and sustainability information statement

Our business CCEP is a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily NARTD beverages. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over two million customers across 31 countries grow. We combine the strength and scale of a large, multinational business with an expert, local knowledge of the customers we serve and communities we support. Note regarding the presentation of alternative performance measures We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and, as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance, as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures. The alternative performance measures in this document have been calculated in a manner consistent with those set forth in CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023, and the title of certain non-IFRS measures has been updated to better reflect their comparable nature. For purposes of this document, the following terms are defined: ‘‘As reported’’ are results extracted from our consolidated financial statements. "Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, income arising from the ownership of certain mineral rights in Australia, gain on sale of sub-strata and associated mineral rights in Australia, net impact related to European flooding, gains on the sale of property, accelerated amortisation charges, expenses related to legal provisions, impact of a defined benefit plan amendment arising from legislative changes in respect of the minimum retirement age and acquisition and integration related costs. Comparable volume is also adjusted for selling days. ‘‘FX neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates. ‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investments is in line with the Group’s overall strategy for the use of cash. ‘‘Comparable Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures. ‘‘Comparable EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Comparable EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements. ‘‘Net Debt’’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short-term investments. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. ‘‘ROIC” or “Return on invested capital” is defined as reported profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 81 Business and financial review

“Comparable ROIC” adjusts reported profit after tax for items impacting the comparability of period over period financial performance and is defined as comparable operating profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Comparable ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. ‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax. Forward-looking alternative performance measures Within this report, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout the year. Unless otherwise stated, percentage amounts are rounded to the nearest 0.5%. Key financial measures(A) Unaudited, FX impact calculated by recasting current year results at prior year rates Year ended 31 December 2023 € millions % change vs prior year As reported Comparable FX impact As reported Comparable FX Impact Comparable FX Neutral Revenue 18,302 18,302 (396) 5.5% 5.5% (2.5%) 8.0% Cost of sales 11,582 11,576 (249) 4.5% 4.5% (2.0%) 6.5% Operating expenses 4,488 4,353 (96) 6.0% 6.5% (2.0%) 8.5% Operating profit 2,339 2,373 (51) 12.0% 11.0% (2.5%) 13.5% Profit after taxes 1,669 1,701 (39) 9.5% 9.0% (2.5%) 11.5% Diluted earnings per share (€) 3.63 3.71 (0.08) 10.5% 9.5% (2.5%) 12.0% (A) See Supplementary financial information - Items impacting comparability on page 90 for a reconciliation of reported to comparable results. Financial highlights In 2023, our focus on leading brands, strong customer relationships and solid in-market execution served us well. Successful implementation of our revenue and margin growth management initiatives, along with our dynamic price and promotion strategies across a broad pack offering, drove revenue per unit case growth of 8.5%. Though headline pricing levels were ahead of pre-pandemic levels, covering cost inflation, we continued to prioritise relevance and affordability. Despite inflationary pressures in commodities and manufacturing, higher concentrate costs and continued investment in our capabilities, we delivered strong operating profit growth. This translated into strong comparable free cash flow generation and enabled us to continue to return cash to shareholders, as demonstrated by the dividend paid in the year. The net impact of 2023 performance on our key financial measures(A) can be summarised as follows: • Reported revenue totalled €18.3 billion, up 5.5% on a reported basis and 8.0% on a comparable and FX neutral basis. • Volume was down 0.5% on both a reported and comparable basis. Revenue per unit case increased 8.5% on a comparable and FX neutral basis. • Reported operating profit was €2.3 billion, up 12.0%, or up 13.5% on comparable and FX neutral basis. • Reported diluted earnings per share were €3.63 or €3.71 on a comparable basis, up 12.0% on a comparable and FX neutral basis. • Net cash flows from operating activities were €2.8 billion. Full year comparable free cash flow(B) was €1.7 billion. (A) See Supplementary financial information - Items impacting comparability on page 90 for a reconciliation of reported to comparable results. (B) See Liquidity and capital management on pages 87-90 for a reconciliation between net cash flows from operating activities and comparable free cash flow. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 82 Business and financial review continued

Operational review Revenue Revenue totalled €18.3 billion, up 5.5% versus prior year on a reported basis, and 8.0% on a comparable and FX neutral basis. Revenue per unit case increased by 8.5% in 2023 on a comparable and FX neutral basis. Volume declined by 0.5% on a comparable basis. Revenue in millions of € Year ended 31 December 2023 As reported Comparable Reported % change FX neutral % change Europe 14,553 14,553 7.5% 8.5% API 3,749 3,749 (1.0%) 5.5% Total CCEP 18,302 18,302 5.5% 8.0% Comparable volume – selling day shift CCEP In millions of unit cases, prior period volume recast using current year selling days(A) Year ended 31 December 2023 2022 % change Volume 3,279 3,300 (0.5%) Impact of selling day shift n/a — n/a Comparable volume – selling day shift adjusted 3,279 3,300 (0.5%) (A) A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. Volumes were down 0.5% on both a reported and comparable basis. In Europe, strong in-market execution alongside continued consumer demand in our developed markets drove volume growth of 0.5%, despite mixed summer weather. API volumes were down 5.0% versus 2022, mainly driven by softer consumer spending in Indonesia and strategic stock keeping unit (SKU) portfolio rationalisation, partly offset by continued underlying volume growth in Australia and New Zealand reflecting strong in-market execution. Year ended 31 December Comparable volume by category Change versus prior period 2023 % of total 2022 % of total % change Sparkling 85.0% 84.5% —% Coca-ColaTM 59.0% 58.5% —% Flavours, mixers and energy 26.0% 26.0% 1.0% Stills 15.0% 15.5% (5.0%) Hydration 7.5% 8.0% (7.0%) RTD tea, coffee, juices and other(A) 7.5% 7.5% (3.0%) Total 100.0% 100.0% (0.5%) (A) RTD refers to ready to drink; Other includes alcohol and coffee. On a brand category basis in 2023, Coca-Cola trademark volume was flat versus 2022 on a comparable basis. This reflected the strong performance of Coca-Cola Zero Sugar, with volumes ahead of 2022 (up 4.0%) supported by targeted campaigns and innovation, including strong activation during the FIFA Women’s World Cup. Flavours, mixers and energy volume increased by 1.0% versus 2022 on a comparable basis. Energy volumes were up 14.0% versus 2022, led by Monster continuing to gain distribution and share through exciting innovation. Fanta grew volume, reflecting strong consumer demand supported by flavour extensions. Hydration volume decreased by 7.0% versus 2022 on a comparable basis. Water volume decreased by 13.5%, reflecting strategic portfolio choices, such as SKU rationalisation in Indonesia, the exit of large PET packs in Germany (Vio) and Iberia (Aquabona), and Mount Franklin bulk packs in Australia. Sports volume increased by 9.0%, reflecting continued favourable consumer trends mainly benefiting Powerade across listed markets. RTD teas, coffees, juices and other drinks volume decreased by 3.0% versus 2022 on a comparable basis. This reflects the strategic SKU rationalisation in Indonesia, partially offset by strong volume growth in Fuze Tea across Europe (up 23.5%). In the ARTD category, Jack Daniel’s & Coca-Cola has performed well since launch and is now the number one ARTD value brand in Great Britain. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 83 Business and financial review continued

Revenue by segment: Europe Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2023 2022 % change As reported 14,553 13,529 7.5% Adjust: Impact of FX changes 147 n/a n/a FX neutral 14,700 13,529 8.5% Revenue per unit case 5.56 5.14 8.0% Revenue in Europe totalled €14.6 billion, up 7.5% versus prior year on a reported basis, and 8.5% on an FX neutral basis. Revenue per unit case in Europe increased by 8.0% in 2023, on a comparable and FX neutral basis, reflecting positive headline price increases and promotional optimisation alongside favourable mix. Revenue by geography In millions of € Year ended 31 December 2023 As reported Reported % change FX neutral % change Great Britain 3,235 5.0% 6.5% Germany 3,018 12.5% 12.5% Iberia(A) 3,325 9.5% 9.5% France(B) 2,321 11.0% 11.0% Belgium and Luxembourg 1,078 3.5% 3.5% Netherlands 718 5.5% 5.5% Norway 376 (7.0%) 5.5% Sweden 398 (5.5%) 2.0% Iceland 84 (3.5%) 1.0% Total Europe 14,553 7.5% 8.5% (A) Iberia refers to Spain, Portugal and Andorra. (B) France refers to continental France and Monaco. Reported revenue in Great Britain was up 5.0% versus 2022. Foreign exchange translation negatively impacted revenue growth by 1.5%. The increase in revenue was mainly driven by revenue per unit case growth reflecting the headline price increase implemented at the end of the second quarter and positive brand mix, including growth of 16.5% in Monster and the successful launch of Jack Daniel’s & Coca-Cola. From a category perspective, Coca-Cola Zero Sugar, Fanta, Monster and Dr Pepper showed strong volume growth. Reported revenue in Germany was up 12.5% versus 2022. Volume was positively impacted mainly by solid performance in the home channel versus prior year. Additionally, revenue per unit case growth was driven by the headline price increase implemented in the third quarter, as well as positive brand mix, with Monster volumes up 34%. From a category perspective, Coca-Cola Zero Sugar, Fanta, Fuze Tea and Powerade also showed strong volume growth. Reported revenue in Iberia was up 9.5% versus 2022. This was mainly driven by continued growth in the AFH channel and revenue per unit case growth, positively impacted by the headline price increase implemented in the first quarter in addition to favourable mix. From a category perspective, Coca-Cola Zero Sugar, Sprite and Monster showed strong volume growth. Reported revenue in France was up 11.0% versus 2022. This was mainly driven by revenue per unit case growth supported by the headline price increase implemented in the first quarter. From a category perspective, Fuze Tea, Monster, Sprite and Powerade continued to grow volume. Reported revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) was up 0.5% versus 2022. Foreign exchange translation negatively impacted revenue growth by 3.5%. The increase in revenue was mainly driven by revenue per unit case growth as a result of the headline price increase implemented across our markets and favourable package mix led by the recovery of the AFH channel, including growth of 4.5% in small glass. From a category perspective, Monster, Powerade and Aquarius showed strong volume growth. Revenue by segment: API Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2023 2022 % change As reported and comparable 3,749 3,791 (1.0%) Adjust: Impact of FX changes 249 n/a n/a FX neutral 3,998 3,791 5.5% Revenue per unit case 6.30 5.67 11.0% Reported revenue in API totalled €3.7 billion, and was down 1.0% versus 2022, or up 5.5% on a comparable and FX neutral basis. Revenue per unit case increased by 11.0% in 2023, on a comparable and FX neutral basis. Volume decreased by 5.0% on a comparable basis driven by solid in-market execution in Australia and New Zealand offset by the strategic SKU rationalisation and softer consumer spending in Indonesia. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 84 Business and financial review continued

Year ended 31 December 2023 Revenue by geography In millions of € As reported Reported % change FX neutral % change Australia 2,385 2.0% 9.5% New Zealand and Pacific Islands 679 4.5% 11.0% Indonesia and Papua New Guinea 685 (14.5%) (10.5%) Total API 3,749 (1.0%) 5.5% Revenue in the Australia, Pacific and Indonesian territories (Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea) was down 1.0% versus 2022. Foreign exchange translation negatively impacted revenue growth by 6.5%. The underlying increase in revenue was mainly driven by revenue per unit case growth as a result of the headline price increase implemented across all our markets during the first half of the year and promotional optimisation in Australia. Coca-Cola Zero Sugar, Monster and Powerade showed strong volume growth. Cost of sales Reported cost of sales totalled €11.6 billion, up 4.5% versus prior year on a reported basis, and 6.5% on a comparable and FX neutral basis. Cost of sales per unit case increased by 7.5% on a comparable and FX neutral basis. Cost of sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates Year ended 31 December 2023 2022 % change As reported 11,582 11,096 4.5% Adjust: Total items impacting comparability (6) (8) n/a Adjust: Restructuring charges(A} (9) (19) Adjust: European flooding(B) 9 11 Adjust: Litigation(C) (6) — Comparable 11,576 11,088 4.5% Adjust: Impact of FX changes 249 n/a n/a Comparable and FX neutral 11,825 11,088 6.5% Cost of sales per unit case 3.61 3.36 7.5% (A) Amounts represent restructuring charges related to business transformation activities. (B) Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr. (C) Amounts relate to the establishment of a provision in connection with an ongoing labour law matter in Germany. Cost of sales in Europe increased in part due to higher volume, up 0.5% versus 2022 on a comparable basis. Cost of sales per unit case increased as well, primarily driven by continued levels of commodity and manufacturing inflation. Sugar and aluminium were the main drivers of commodity inflation, partially offset by lower recycled PET and energy price levels as well as strong hedge coverage throughout the year. Headline price increases were implemented across our markets in response to these inflationary pressures and, alongside promotional optimisation, drove increased revenue per unit case, resulting in increased concentrate costs. Mix was also adverse, driven mainly by continued volume growth in energy and cans. Cost of sales in API reflected lower volumes, down 5.0% versus 2022 on a comparable basis, partially offset by similar inflationary pressures on commodities, transportation and freight, and increased revenue per unit case, resulting in higher concentrate costs. Operating expenses Reported operating expenses totalled €4.5 billion, up 6.0% versus prior year on a reported basis, and 8.5% on a comparable and FX neutral basis. Operating expenses In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2023 2022 % change As reported 4,488 4,234 6.0% Adjust: Total items impacting comparability (135) (140) n/a Adjust: Restructuring charges(A) (85) (144) Adjust: Acquisition and Integration related costs(B) (12) (3) Adjust: Litigation(C) (11) — Adjust: Accelerated amortisation(D) (27) — Adjust: Defined benefit plan amendment(E) — 7 Comparable 4,353 4,094 6.5% Adjust: Impact of FX changes 96 n/a n/a Comparable and FX neutral 4,449 4,094 8.5% (A) Amounts represent restructuring charges related to business transformation activities. (B) Amounts represent costs incurred in connection with the proposed acquisition of CCBPI for the year ended 31 December 2023 as well as integration costs related to the acquisition of Coca-Cola Amatil Limited (CCL) recognised during the year ended 31 December 2022. (C) Amounts relate to the establishment of a provision in connection with an ongoing labour law matter in Germany. (D) Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements. (E) Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 85 Business and financial review continued

Operating expenses in Europe increased, driven by continued inflationary pressures on labour and haulage, as well as optimised investment in trade marketing expenses to support our top line growth. With a third of operating expenses being variable in nature, the uplift in volume reflecting resilient consumer demand and strong in-market execution also impacted our cost base. Similar to Europe, comparable operating expenses in API also reflected inflationary pressures on labour and haulage, and increased investment in trade marketing expenses contributed to the growth in operating expenses. Discretionary spend optimisation and the delivery of our previously announced multi-year efficiency programme, which has now been closed out, maintained our operating expenses as a percentage of revenue versus 2022. Restructuring Restructuring charges of €9 million and €85 million were recognised within reported cost of sales and reported operating expenses, respectively, for the year ended 31 December 2023, related principally to severance charges arising from various transformation initiatives. Restructuring charges of €19 million and €144 million were recognised within reported cost of sales and reported operating expenses, respectively, for the year ended 31 December 2022, which are primarily attributable to €82 million of expense recognised in connection with the transformation of the full service vending operations and related initiatives in Germany. Effective tax rate The reported effective tax rate was 24% and 22% for the years ended 31 December 2023 and 31 December 2022, respectively. The increase in the reported effective tax rate to 24% in 2023 (2022: 22%) is largely due to the increase in the UK statutory tax rate to a weighted average of 23.5% and the review of uncertain tax positions. The comparable effective tax rate was 24% and 22% for the years ended 31 December 2023 and 31 December 2022, respectively. Income tax In millions of € Year ended 31 December 2023 2022 As reported 534 436 Adjust: Total items impacting comparability 4 9 Adjust: Restructuring charges(A) 15 42 Adjust: European flooding(B) (2) (3) Adjust: Defined benefit plan amendment(C) — (1) Adjust: Coal royalties(D) (6) (29) Adjust: Property sale(E) (16) — Adjust: Litigation (F) 5 — Adjust: Accelerated amortisation (G) 8 — Comparable 538 445 (A) Amounts represent the tax impact of restructuring charges related to business transformation activities. (B) Amounts represent the tax impact of the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr. (C) Amounts represent the tax impact of a plan amendment arising from legislative changes in respect of the minimum retirement age. (D) Amounts represent the tax impact of royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the years ended 31 December 2023 and 31 December 2022, respectively. (E) Amounts represent the tax impact of gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. (F) Amounts represent the tax impact related to the establishment of a provision in connection with an ongoing labour law matter in Germany. (G) Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements. Return on invested capital For the year ended 31 December 2023, ROIC increased by 116 basis points on a reported basis, to 9.5%, versus 2022. On a comparable basis, ROIC increased by 120 basis points versus 2022, reflecting the increase in comparable operating profit and continued focus on capital allocation. Comparable ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 86 Business and financial review continued

ROIC In millions of € Year ended 31 December 2023 2022 Reported profit after tax 1,669 1,521 Taxes 534 436 Finance costs, net 120 114 Non-operating items 16 15 Reported operating profit 2,339 2,086 Items impacting comparability(A) 34 52 Comparable operating profit(A) 2,373 2,138 Taxes(B) (570) (474) Non-controlling interest — (13) Comparable operating profit after tax attributable to shareholders 1,803 1,651 Opening borrowings less cash and cash equivalents and short-term investments 10,264 11,675 Opening equity attributable to shareholders 7,447 7,033 Opening invested capital 17,711 18,708 Closing borrowings less cash and cash equivalents and short-term investments 9,409 10,264 Closing equity attributable to shareholders 7,976 7,447 Closing invested capital 17,385 17,711 Average invested capital 17,548 18,210 ROIC 9.5% 8.4% Comparable ROIC 10.3% 9.1% (A) Reconciliation from reported to comparable operating profit is included in the Supplementary Financial Information - Items impacting comparability section on pages 91-92. (B) Tax rate used is the comparable effective tax rate for the year (2023: 24%, 2022: 22%). Liquidity and capital management Liquidity Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt securities, and bank borrowings. We believe our operating cash flow, cash on hand and available short- and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders for both the next 12 months and the longer term period thereafter. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. Based on information currently available, the Group does not believe it is at significant risk of default by its counterparties. The Group has amounts available for borrowing under a €1.80 billion multi currency credit facility (2022: €1.95 billion) with a syndicate of 12 banks. This credit facility matures in 2029 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2023, the Group had no amounts drawn under this credit facility. Net cash flows from operating activities were €2,806 million in 2023, a decrease of 4.3%, or €126 million, from €2,932 million in 2022, reflecting the impact of increased revenue performance offset by cycling the impact of working capital improvement initiatives. These cash flows were primarily generated from our operations and included restructuring cash outflows of €104 million. In 2023, we continued to monitor our investment in capital expenditure programmes, given continued uncertainty. Our 2023 capital spend on property, plant and equipment and capitalised software as part of our business capability programme was €812 million, compared to €603 million in 2022. Comparable free cash flow generation for the year was strong, totalling €1,734 million, after adjusting for €89 million net of tax cash proceeds received in connection with the royalty income arising from the ownership of certain mineral rights in Australia. The decrease relative to our 2022 total of €1,805 million was largely driven by cycling the impact of working capital improvement initiatives. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 87 Business and financial review continued

Comparable free cash flow In millions of € Year ended 31 December 2023 2022 Net cash flows from operating activities 2,806 2,932 Less: Purchases of property, plant and equipment (672) (500) Less: Purchases of capitalised software (140) (103) Add: Proceeds from sales of property, plant and equipment 101 11 Less: Payments of principal on lease obligations (148) (153) Less: Net interest payments (124) (130) Adjust: Items impacting comparability(A) (89) (252) Comparable free cash flow 1,734 1,805 (A) During the year ended 31 December 2023, the Group has received net of tax cash proceeds of €89 million in connection with the royalty income arising from the ownership of certain mineral rights in Australia. During the year ended 31 December 2022, €252 million of cash proceeds were received from the regional tax authorities of Bizkaia (Basque Region), in connection with the ongoing dispute in Spain regarding the refund of historical VAT amounts related to the period 2013-2016. The proceeds associated with these specific events have been included within the Group’s net cash flows from operating activities for the years ended 31 December 2023 and 31 December 2022, respectively. Given the unusual nature and to allow for better period over period comparability, our comparable free cash flow measure excludes the cash impact related to these items. In 2023, total borrowings decreased by €511 million. This was driven by repayments on third party borrowings of €1,159 million and payments on the principal and interest from lease obligations of €165 million, partially offset by proceeds from third party borrowings of €694 million. Movement as a result of fair value hedges resulted in an increase of borrowings by €40 million. Additions and other movements on leases further increased borrowings by €191 million. All this was partially offset by currency translation and other non-cash changes of €112 million. The following bonds were repaid on maturity: US$850 million 0.5% Notes 2023, repaid in May 2023; US$25 million 4.34% Notes 2023 and US$25 million 4.34% Notes 2023, both repaid in October 2023; and €350 million 2.625% Notes 2023, repaid in November 2023. In December 2023, the Group issued €700 million 3.875% Notes 2030 in connection with the proposed acquisition of CCBPI, which mature in December 2030. Capital management The primary objective of our capital management strategy is to ensure strong ratings and to maintain appropriate capital ratios to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy. Net debt In millions of € Year ended 31 December 2023 2022 Total borrowings 11,396 11,907 Fair value of hedges related to borrowings(A) 28 (83) Other financial assets/liabilities(A) 20 25 Adjusted total borrowings(A) 11,444 11,849 Less: cash and cash equivalents(B) (1,419) (1,387) Less: short-term investments(C) (568) (256) Net debt 9,457 10,206 Credit ratings As of 14 March 2024 Moody’s Fitch Ratings Long-term rating Baa1 BBB+ Outlook Stable Stable Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. (A) Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings. (B) Cash and cash equivalents as at 31 December 2023 and 31 December 2022, includes €42 million and €102 million, respectively, of cash in Papua New Guinea kina. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group. (C) Short-term investments are term cash deposits with maturity dates when acquired of greater than three months and less than one year. These short-term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short-term investments as at 31 December 2023 and 31 December 2022 includes €33 million and €49 million, respectively, of assets in Papua New Guinea kina, subject to the same currency controls outlined above. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 88 Business and financial review continued

The ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage, and so we provide a reconciliation of this measure. Net debt enables investors to see the economic effect of total borrowings, fair value impact of related hedges and other financial assets/liabilities, cash and cash equivalents, and short-term investments in total. Comparable EBITDA is calculated as EBITDA after adding back items impacting the comparability of year over year financial performance. Comparable EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, our working capital needs, and, although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements. Net debt to comparable EBITDA Comparable EBITDA in 2023 totalled €3.1 billion and increased relative to 2022 by €217 million. The increase versus 2022 was primarily driven by the increase in reported operating profit, reflecting increased revenue. The ratio of net debt to comparable EBITDA is 3.0 versus 3.5 in 2022, reflecting the decrease in net debt due to the repayment of borrowings and the increase in comparable EBITDA. Dividends In line with our commitments to deliver long-term value to shareholders, we paid a first half interim dividend of €0.67 per share in May 2023 and a second half interim dividend of €1.17 per share in December 2023, based on comparable diluted earnings per share, maintaining a payout ratio of approximately 50% in line with our dividend policy. For the year ended 31 December 2023, dividend payments totalled €841 million (2022: €763 million). Share buyback No Shares were repurchased in 2023 and 2022. Comparable EBITDA In millions of € Year ended 31 December 2023 2022 Reported profit after tax 1,669 1,521 Taxes 534 436 Finance costs, net 120 114 Non-operating items 16 15 Reported operating profit 2,339 2,086 Depreciation and amortisation(A) 792 816 Reported EBITDA 3,131 2,902 Items impacting comparability Restructuring charges(B) 83 119 Acquisition and integration related costs(C) 12 3 European flooding(D) (9) (11) Litigation(E) 17 — Property sale(F) (54) — Sale of sub-strata and associated mineral rights(G) (35) — Coal royalties(H) (18) (96) Defined benefit plan amendment(I) — (7) Comparable EBITDA 3,127 2,910 Net debt to EBITDA 3.0 3.5 Net debt to Comparable EBITDA 3.0 3.5 (A) Amounts include accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements for the year ended 31 December 2023. (B) Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. (C) Amounts represent costs incurred in connection with the proposed acquisition of CCBPI for the year ended 31 December 2023 as well as integration costs related to the acquisition of CCL recognised during the year ended 31 December 2022. (D) Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr. (E) Amounts relate to the establishment of a provision in connection with an ongoing labour law matter in Germany. (F) Amounts represent gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. (G) Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. (H) Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the years ended 31 December 2023 and 31 December 2022, respectively. (I) Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 89 Business and financial review continued

Supplementary financial information – Items impacting comparability – Reported to comparable The following provides a summary reconciliation of items impacting comparability for the years ended 31 December 2023 and 31 December 2022: Full year 2023 Unaudited, in millions of € except per share data which is calculated prior to rounding Operating profit Profit after taxes Diluted earnings per share (€) As reported 2,339 1,669 3.63 Items impacting comparability Restructuring charges(A) 94 79 0.18 Acquisition and integration related costs(B) 12 14 0.03 European flooding(C) (9) (7) (0.02) Coal royalties(D) (18) (12) (0.03) Property sale(E) (54) (38) (0.08) Litigation(F) 17 12 0.03 Accelerated amortisation(G) 27 19 0.04 Sale of sub-strata and associated mineral rights(H) (35) (35) (0.07) Comparable 2,373 1,701 3.71 Full year 2022 Unaudited, in millions of € except per share data which is calculated prior to rounding Operating profit Profit after taxes Diluted earnings per share (€) As reported 2,086 1,521 3.29 Items impacting comparability Restructuring charges(A) 163 121 0.27 Acquisition and integration related costs(B) 3 3 0.01 European flooding(C) (11) (8) (0.02) Coal royalties(D) (96) (67) (0.15) Defined benefit plan amendment(I) (7) (6) (0.01) Comparable 2,138 1,564 3.39 (A) Amounts represent restructuring charges related to business transformation activities. (B) Amounts represent costs incurred in connection with the proposed acquisition of CCBPI for the year ended 31 December 2023 as well as integration costs related to the acquisition of CCL recognised during the year ended 31 December 2022. (C) Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr. (D) Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the years ended 31 December 2023 and 31 December 2022, respectively. (E) Amounts represent gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. (F) Amounts relate to the establishment of a provision in connection with an ongoing labour law matter in Germany. (G) Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements. (H) Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. (I) Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age. Operating profit by segment Operating profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2023 2022 % Change As reported 1,842 1,529 20.5% Adjust: Total items impacting comparability 46 141 n/a Comparable 1,888 1,670 13.0% Adjust: Impact of FX changes 19 n/a n/a Comparable and FX neutral 1,907 1,670 14.0% Operating profit API In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2023 2022 % Change As reported 497 557 (11.0%) Adjust: Total items impacting comparability (12) (89) n/a Comparable 485 468 3.5% Adjust: Impact of FX changes 32 n/a n/a Comparable and FX neutral 517 468 10.5% The Company’s Strategic Report is set out on pages 1-90. The Strategic Report was approved by the Board on 15 March 2024 and signed on its behalf by Damian Gammell, Chief Executive Officer Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 90 Business and financial review continued

In this section Governance and Directors’ Report 92 Chairman’s introduction 93 Board of Directors 95 Directors’ biographies 100 Senior management 103 Corporate governance report 113 Nomination Committee Chairman’s letter 114 Nomination Committee report 117 Audit Committee Chairman’s letter 118 Audit Committee report 125 ESG Committee Chairman’s letter 126 ESG Committee report 127 Directors’ remuneration report 127 Statement from the Remuneration Committee Chairman 129 Overview of remuneration policy 130 Remuneration at a glance 131 Annual report on remuneration 144 Directors’ report Image: Coca-Cola, Coca-Cola Zero Sugar, Fanta Orange, Sprite 147 Directors’ responsibilities statement Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 91

On behalf of the Board, I am pleased to present the corporate governance report for&#8198;the year ended 31 December 2023. The&#8198;report describes CCEP’s corporate governance framework and procedures, and&#8198;summarises the work of the Board and its Committees to illustrate how we have discharged our duties during the year. It was another busy year, with the Board taking the opportunity to visit our colleagues in Australia and New Zealand and witness first hand, once again following the Board’s visit to Indonesia in 2022, the positive integration and successful collaboration with our teams in API. It was also announced in August 2023 that CCEP, together with AEV, had entered into a non-binding Letter of Intent to jointly acquire CCBPI, which we are delighted to say completed on 23 February 2024. The acquisition of CCBPI solidifies CCEP’s position as the world’s largest Coca-Cola bottler by revenue. Some key areas of focus and decisions of the&#8198;Board during 2023 are outlined below. Managing and mitigating the effects of the macroeconomic environment 2023 was another challenging year as a result of the effects of the war in Ukraine, the conflict in the Middle East and other economic factors. The Board provided strategic oversight and guidance to management to mitigate the impacts arising from commodity prices and inflationary pressures. Adaptability and agility during 2023 were key and will continue to be important into 2024. Culture The Board plays a critical role in shaping the culture of the Company by promoting growth focused and values-based conduct and aims to create a culture where everyone feels welcome to be themselves and that they are valued and belong. To monitor this during the year, the Board received outputs from engagement surveys, CoC reporting, diversity statistics and health and safety indicators. Health, safety and wellbeing The Board’s key priority remained the safety of our people, customers and communities. A number of measures continued to be put in place to support the physical and mental wellbeing and health of our people. This included enhancing the number of wellbeing First Aiders to a new total of over 1,250. The Board was also pleased to see an improvement in lost time incident rate. Read more in Great people on page 20-26 ESG The Board continues to recognise the growing importance of ESG to its stakeholders, including the focus on clear and quantifiable commitments. The Board supported the move during the year to an independent third party to provide limited assurance over selected This is Forward KPIs. The Board also approved a new water use ratio reduction target. Board changes A key aspect of my role as Chairman is ensuring that collectively the Board has the skills, knowledge, diversity and experience it requires. As announced on 14 December 2023, we are delighted to welcome Guillaume Bacuvier to the Board. He offers a wealth of relevant skills and experience and succeeds Garry Watts. Garry has been a strong and valued Board member, and we thank him for his invaluable contribution throughout his tenure. Read more about Board changes on page 99 and 113-114 Board evaluation We again conducted a review of the effectiveness of the Board and Board Committees, which helps to support their continuous improvement. The process was led by our Senior Independent Director and Company Secretary and involved the completion of online surveys provided by Lintstock, tailored for the Board and each of its Committees. The Board also approved the appointment of Dr Tracy Long of Boardroom Review to conduct the external evaluation in 2024. This is in line with the Code requirements to appoint an external evaluator at least once every three years. Read more about the outputs of the Board evaluation on page 111 Digital and innovation Digital and innovation continue to be key priorities for consideration by the Board and reflect the increasing role that technology plays in delivery to our customers. It is critical that our governance enables the Board to effectively shape and oversee progress against our technology strategy. In order to do this, CCEP has an established Digital Advisory Committee steered by management and with external experts as members. The Board has access to the Committee papers and in addition receives first hand outputs of matters discussed through the CEO report. This is in addition to deep dives and KPIs in respect of the digital transformation programme. This enables the Board to have a clear understanding of the progress and challenges in implementation of strategy and the impact on key stakeholders. Sol Daurella, Chairman 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 92 Chairman’s introduction

Our Board of Directors(A) is diverse, experienced and knowledgeable, bringing together the skills needed for our long-term success in line with our skills matrix. Total number of Directors on the Board 17 (A) Based on Directors as at 29 February 2024. (B) Excluding the Chairman. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 93 Board of Directors

1. Sol Daurella 2. Damian Gammell 3. Manolo Arroyo 4. John Bryant 5. Jos&eacute; Ignacio Comenge 6. Nathalie Gaveau 7. &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 8. Mary Harris 9. Thomas H. Johnson 10. Dagmar Kollmann 11. Alfonso L&iacute;bano Daurella 12. Nicolas Mirzayantz 13. Mark Price 14. Nancy Quan 15. Mario Rotllant Sol&aacute; 16. Dessi Temperley 17. Garry Watts(A) (A) Garry Watts resigned effective 31 December 2023 and was replaced by Guillaume Bacuvier who was appointed 1 January 2024 and does not feature in the Board photograph. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 94 Board of Directors

As at 31 December 2023, our Board consisted of our Chairman, CEO and 15 Non-executive Directors. Biographies of our Board members and details of Board and Committee changes made up until the publication of this report are set out on pages 95-99. Find out more at cocacolaep.com/board-of-directors Sol Daurella Chairman Date appointed to the Board May 2016 Committees Key strengths/experience • Experienced director of public companies operating in an international environment • A deep understanding of fast moving consumer goods (FMCG) and our markets • Extensive experience at Coca-Cola bottling companies • Strong international strategic and commercial skills • Sol and the Daurella family have been part of the Coca-Cola system for over 70 years, when the first bottling agreement was signed in Spain in 1951 Key external commitments Co-Chairman and member of the Executive Committee of Cobega, S.A., Executive Chairman of Olive Partners, S.A., director of Equatorial Coca-Cola Bottling Company, S.L., independent non-executive director and a member of the Appointments, Remuneration and Responsible Banking, Sustainability and Culture Committees of Banco Santander Previous roles Various roles at the Daurella family’s Coca-Cola bottling business, director of Banco de Sabadell, Ebro Foods, Acciona and Co-Chairman of Grupo Cacaolat Damian Gammell Chief Executive Officer (CEO) Date appointed to the Board Dec 2016 Committees Key strengths/experience • Strategy, risk management, development and execution experience • Vision, customer focus and transformational leadership • Developing people and teams and promoting sustainability • Over 25 years of leadership experience and in depth understanding of the non-alcoholic ready to drink (NARTD) industry and within the Coca-Cola system Key external commitments N/A Previous roles Beverage Group President of Anadolu Group and CEO of Anadolu Efes, CEO and Managing Director of Coca-Cola İ&ccedil;ecek A.Ş. and a number of other senior executive roles in the Coca-Cola system including in Russia, Australia and Germany Manolo Arroyo Non-executive Director Date appointed to the Board May 2021 Committees Key strengths/experience • Extensive experience working in the Coca-Cola system • Strong operational leadership experience in international consumer goods groups, lived and worked on four continents, both developed and emerging markets • Strategic marketing, commercial and bottling expertise • Served as CEO of publicly listed FMCG company • In depth understanding of brands in Coca-Cola system Key external commitments Executive Vice President and Global Chief Marketing Officer at The Coca-Cola Company (TCCC) Previous roles President of the Asia Pacific Group, Bottling Investments Group, and Mexico business unit of TCCC, CEO of Deoleo, S.A., Senior Vice President and President, Asia Pacific of S.C. Johnson & Son, Inc., President of the ASEAN and SEWA business units of TCCC, General Manager of the Spain business unit of TCCC, Vice-Chairman of Coca-Cola COFCO Bottling China and non-executive director of ThaiNamthip Limited and Coca-Cola Andina and non- executive director of Effie Worldwide Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 95 Directors’ biographies Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

John Bryant Independent Non-executive Director Date appointed to the Board Jan 2021 Committees Key strengths/experience • Chairman/CEO of a multinational public company • Expert in strategy, mergers and acquisitions, restructuring and portfolio transformation • 30 years’ experience in consumer goods • Strong track record of finance and operational leadership, experience in overseeing information technology • Engaged in the cybersecurity strategy process Key external commitments Chairman of the Board and of the Nomination Committee and member of the Remuneration Committee of Flutter Entertainment plc, non-executive director, Chairman of the Remuneration Committee and member of the Audit, Corporate Responsibility and Nomination Committees of Compass Group plc and non-executive director and member of the Audit and Nominating and Corporate Governance Committees of Ball Corporation Previous roles Executive Chairman and CEO of Kellogg Company having previously held a variety of senior roles in the Kellogg Company, strategy advisor at A.T. Kearney and Marakon Associates and non-executive director of Macy’s Inc. Jos&eacute; Ignacio Comenge Non-executive Director Date appointed to the Board May 2016 Committees Key strengths/experience • Extensive experience of the Coca-Cola system • Broad board experience across industries and sectors • Knowledgeable about the industry in our key market of Iberia • Insights in formulating strategy drawn from leadership roles in varied sectors Key external commitments Director of Olive Partners, S.A., ENCE Energ&iacute;a y Celulosa, S.A., Compa&ntilde;&iacute;a Vin&iacute;cola del Norte de Espa&ntilde;a, S.A., Ebro Foods S.A., Barbosa & Almeida SGPS, S.A., Mendibea 2002, S.L. and Chairman of Ball Beverage Can Iberica, S.L Previous roles Senior roles in the Coca-Cola system, AXA, S.A., Aguila and Heineken Spain and Vice-Chairman and CEO of MMA Insurance Nathalie Gaveau Independent Non-executive Director Date appointed to the Board Jan 2019 Committees Key strengths/experience • Successful tech entrepreneur and investor • Expert in e-commerce and digital transformation, innovation, mobile, data and social marketing • International consumer goods experience Key external commitments Non-executive director of Lightspeed Commerce Inc., Sonepar and PortAventura World and Senior Advisor to BCG Previous roles Founder and CEO of Shopcade, Interactive Business director of the TBWA Tequila Group, Asia Pacific E-business and CRM Manager for Club Med, co-founder and Managing Director of Priceminister, Financial Analyst for Lazard, and non-executive director of HEC Paris and Calida Group and President of Tailwind International Corp, special acquisition company &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Non-executive Director Date appointed to the Board Mar 2018 Committees Key strengths/experience • Broad knowledge of working in the food and beverage industry • Extensive understanding of the Coca-Cola system, particularly in Iberia • Expertise in finance and investment banking • Strategic and investment advisor to businesses in varied sectors Key external commitments Director of Olive Partners, S.A. Previous roles Various board appointments in the Coca-Cola system, including as President of Begano, S.A., director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallv&eacute; & Contreras and director of Global Omnium (Aguas de Valencia, S.A.) and Sinensis Seed Capital SCR de RC, S.A. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 96 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Mary Harris Independent Non-executive Director Date appointed to the Board May 2023 Committees Key strengths/experience • Top level strategic outlook with international and consumer focus • Significant non-executive director experience gained from other major listed companies • Deep understanding of remuneration requirements gained from previous Remuneration Committee chair roles Key external commitments Designated non-executive director for workforce engagement and a member of the Remuneration Committee of Reckitt plc and a Supervisory Board member at HAL Holding N.V. Previous roles Non-executive director at ITV plc, Unibail-Rodamco Westfield SE, Sainsbury’s, TNT Express and TNT N.V. and Partner at McKinsey & Company Thomas H. Johnson Independent Non-executive Director and Senior Independent Director Date appointed to the Board May 2016 Committees Key strengths/experience • Chairman/CEO of international public companies • Manufacturing and distribution expertise • Extensive international management experience in Europe • Investment and finance experience Key external commitments CEO of The Taffrail Group, LLC and non- executive director of Universal Corporation Previous roles Chairman and CEO of Chesapeake Corporation, President and CEO of Riverwood International Corporation, and director of Coca-Cola Enterprises, Inc., GenOn Corporation, Mirant Corporation, ModusLink Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. Dagmar Kollmann Independent Non-executive Director Date appointed to the Board May 2019 Committees Key strengths/experience • Expert in finance and international listed groups • Thorough understanding of capital markets and mergers and acquisitions • Extensive commercial and investor relations experience • Strong executive and senior leadership experience in global businesses • Risk oversight and corporate governance expertise Key external commitments Chairman of the Supervisory Board of Citigroup Global Markets Europe AG, member of the Supervisory Board of Unibail-Rodamco-Westfield SE and Deutsche Telekom AG, non-executive director of Paysafe Group Limited, and Commissioner in the German Monopolies Commission Previous roles CEO and Country Head in Germany and Austria for Morgan Stanley, member of the boards of Morgan Stanley International Ltd and Morgan Stanley and Co. International Ltd in London, Associate Director of UBS in London, non-executive director of KfW IPEX-Bank and Deputy Chairman of the Supervisory Boards of Hypo Real Estate Holdings AG and Deutsche Pfandbriefbank AG Alfonso L&iacute;bano Daurella Non-executive Director Date appointed to the Board May 2016 Committees Key strengths/experience • Developed the Daurella family’s association with the Coca-Cola system • Detailed knowledge of the Coca-Cola system • Insight to CCEP’s impact on communities from experience as trustee or director of charitable and public organisations • Experienced corporate social responsibility committee chair Key external commitments Vice Chairman and Member of the Executive Committee of Cobega, S.A., director of Olive Partners, S.A., Chairman of Equatorial Coca-Cola Bottling Company, S.L., Vice-Chairman of MECC Soft Drinks JLT, Co-chair of the Polaris Committee at United Nations and FBN, and Ambassador of the Family Business Network and member of the board of the American Chamber of Commerce in Spain Previous roles Various roles at the Daurella family’s Coca-Cola bottling business, Director and Chairman of the Quality & CRS Committee of Coca-Cola Iberian Partners, S.A, director of Grupo Cacaolat, S.L. and Director of The Coca-Cola Bottling Company of Egypt, S.A.E, member of the board of Banco Espa&ntilde;ol de Credito Banesto, and Chair of Family Business Europe Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 97 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Nicolas Mirzayantz Independent Non-executive Director Date appointed to the Board May 2023 Committees Key strengths/experience • Over 30 years of strategic, operational and business transformation experience • A deep understanding of the FMCG industry • Strong sustainability and ESG experience Key external commitments Director of Puig S.L. Previous roles Various senior roles at IFF, including President, Nourish Division and Divisional CEO, Scent Division. Previously served on the Board of the International Fragrance Association and was a Cultural Leader at the World Economic Forum Mark Price Independent Non-executive Director Date appointed to the Board May 2019 Committees Key strengths/experience • Extensive experience in the retail industry • A deep understanding of international trade • Strong strategic and sustainable development skills Key external commitments Member of the House of Lords, Founder of WorkL, Chair of Trustees of the Fairtrade Foundation UK and President and Chairman of the Chartered Management Institute Previous roles Managing Director of Waitrose and Deputy Chairman of John Lewis Partnership, non-executive director and Deputy Chairman of Channel 4 TV and Minister of State for Trade and Investment and Trade Policy, Chair of Business in the Community, The Prince’s Countryside Fund and Member of Council at Lancaster University Nancy Quan Non-executive Director Date appointed to the Board May 2023 Committees Key strengths/experience • Extensive knowledge of the Coca-Cola system • Significant leadership experience spanning innovation and consumer trends, research and development, and supply chain • Experience applicable to our expanded geographical footprint in the API region Key external commitments Executive Vice President and Global Chief Technical and Innovation Officer at TCCC, a member of the Liberty Mutual Group Board of Directors, the Industry Affiliates Advisory Board for the University of California Davis MBA Program and the FIRST (For Inspiration and Recognition of Science and Technology) Executive Advisory Board Previous roles Various senior roles at TCCC including Chief Technical Officer for Coca-Cola North America, Global Research and Development Officer, Vice President, Innovation, Research and Development, General Manager for Europe and Eurasia Group, Vice President, Research and Development, Pacific Group, responsible for the Shanghai, Japan and India Research and Development Centres Mario Rotllant Sol&aacute; Non-executive Director Date appointed to the Board May 2016 Committees Key strengths/experience • Extensive international experience in the food and beverage industry • Experience of chairing a remuneration committee • In-depth technical knowledge of the Coca-Cola system and the bottling industry • Development of non-profit organisations Key external commitments Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling Company, Chairman of the Advisory Board of Banco Santander, S.A,. in Catalonia and a director of Equatorial Coca-Cola Bottling Company, S.L. Previous roles Second Vice-Chairman and member of the Executive Committee and Chairman of the Appointment and Remuneration Committee of Coca-Cola Iberian Partners, S.A. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 98 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Dessi Temperley Independent Non-executive Director Date appointed to the Board May 2020 Committees Key strengths/experience • Financial and technical accounting expertise • Strong commercial insights and knowledge of European markets • International consumer brands experience • Skilled in technology Key external commitments Non-executive director and Chairman of the Audit Committee of Cimpress plc, non-executive director and member of the Audit and Risk Committee of Philip Morris International Inc. and member of the Supervisory Board of Corbion N.V. Previous roles Group CFO of Beiersdorf AG, member of the Supervisory Board of Tesa SE, Head of Investor Relations at Nestl&eacute;, CFO of Nestl&eacute; Purina EMENA and CFO of Nestl&eacute; South East Europe, and finance roles at Cable & Wireless and Shell Appointed 1 January 2024 Guillaume Bacuvier Independent Non-executive Director Date appointed to the Board Jan 2024 Committees Key strengths/experience • Valuable perspectives on consumer behaviours and strategy • Brings a wealth of marketing effectiveness insights from across Europe and APAC • Strong track record of commercial and technological business transformation Key external commitments CEO of Worldpanel, Kantar’s consumer panel market research division, and non-executive director of Berger-Levrault Previous roles CEO of dunnhumby, a number of senior positions at Google and Orange and non-executive director of Attest Technologies Limited and VEON Ltd 2023 Board and Committee changes Effective 24 May 2023: • Jan Bennink, Christine Cross and Brian Smith retired from the Board • Mary Harris, Nicolas Mirzayantz and Nancy Quan were elected to the Board • Mary Harris was appointed to the Remuneration and Nomination Committees • Nancy Quan and Nicolas Mirzayantz were appointed to the Environmental, Social and Governance (ESG) Committee • Nathalie Gaveau was appointed to the Affiliated Transaction Committee (ATC) Effective 31 December 2023, Garry Watts resigned from the Board. 2024 Board and Committee changes Effective 1 January 2024: • Guillaume Bacuvier was appointed to the Board • Nicolas Mirzayantz was appointed to the Audit Committee Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 99 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

1. Nik Jhangiani 2. Clare Wardle 3. Jos&eacute; Antonio Echeverr&iacute;a 4. Peter Brickley 5. Stephen Lusk 6. Ana Callol 7. Victor Rufart 8. V&eacute;ronique Vuillod 9. Leendert den Hollander 10. John Galvin 11. Francesc Cosano 12. Stephen Moorhouse 13. Peter West Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 100 Senior management

Our senior management team and Damian Gammell together constitute the members of the Executive Leadership Team (ELT). Nik Jhangiani Chief Financial Officer (CFO) Appointed May 2016 Nik has more than 30 years of finance experience, including 20 years within the Coca-Cola system, previously as Senior Vice President and CFO for Coca-Cola Enterprises, Inc. Nik started his career in New York at accountancy firm Deloitte & Touche before spending two years at Bristol-Myers Squibb as International Senior Internal Auditor. He then joined the Colgate-Palmolive Company in New York where he was appointed Group Financial Director for the Nigerian operations, before moving to TCCC in Atlanta. He is a Certified Public Accountant. Nik is also the culture and heritage inclusion executive sponsor at CCEP. Clare Wardle General Counsel and Company Secretary Appointed July 2016 Clare leads legal, risk, compliance, security and company secretariat. Prior to joining CCEP, she was Group General Counsel and Company Secretary at Kingfisher plc, Commercial Director, General Counsel and Company Secretary at Tube Lines and held senior roles at the Royal Mail Group. She began her career as a barrister before moving to Hogan Lovells. Clare is the Senior Independent Director of The City of London Investment Trust plc and chair of the Royal British Legion Industries’ Development Board. Clare is also the LGBTQ+ inclusion executive sponsor at CCEP. Jos&eacute; Antonio Echeverr&iacute;a Chief Customer Service and Supply Chain Officer Appointed September 2019 Jos&eacute; Antonio leads CCEP’s end to end supply chain and customer service. He is focused on creating a superior experience for our customers, while delivering an expanded and sustainable portfolio of drinks and packaging. He has been a part of the Coca-Cola system since 2005, serving in multiple roles including Vice President of Strategy and Transformational Projects for the Iberia business unit, and Vice President, Strategy and Coordination for Supply Chain across CCEP. Jos&eacute; Antonio is also the disability inclusion executive sponsor at CCEP. Peter Brickley Chief Information Officer (CIO) Appointed November 2016 Peter leads the business process and technology function at CCEP, including steering CCEP’s investments in technology solutions. Peter has over 25 years’ experience leading technology for global businesses including Heineken, Centrica and BAT. Before CCEP, he was Global CIO and Managing Director of Global Business Services at SABMiller. Peter is a trustee of the Brain and Spine Foundation and chair designate of the Chorley Building Society. Previously, Peter was chair of the Newbury Building Society. Stephen Lusk Chief Commercial Officer Appointed March 2021 Stephen is responsible for advancing and shaping our commercial strategy and capabilities and driving our performance in the market and with customers. He works closely with business unit General Managers to build future commercial capability and with our franchise partners to bring their brands and products to life. Stephen has spent the last 30 years in the Coca-Cola system, holding senior positions in supply chain, sales and marketing and general management in Europe and Asia. Before joining CCEP, he led the Coca-Cola bottler in Singapore, Malaysia and Brunei. Ana Callol Chief Public Affairs, Communications and Sustainability (PACS) Officer Appointed January 2022 Ana leads CCEP’s sustainability strategy, effective communication with stakeholders and employees and engagement with media, policymakers and communities. Ana has worked within the Coca-Cola system for over 22 years in roles across the spectrum of marketing, commercial, sustainability, communications and public affairs. Her consumer and customer orientation and leadership experience helps CCEP accelerate its sustainability action plan, This is Forward, and strengthens the development and growth of PACS capabilities. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 101 Senior management continued

Victor Rufart Chief Integration Officer Appointed October 2016 Victor leads business strategy and business transformation. Prior to joining CCEP, he was CEO of Coca-Cola Iberian Partners, S.A. and spent 25 years at Cobega, S.A. While with Cobega, S.A. he held a number of senior roles including Director of New Business, Head of Finance, advisor in the formation of the Equatorial Coca-Cola Bottling Company and Head of Tax Planning. V&eacute;ronique Vuillod Chief People and Culture Officer Appointed November 2020 V&eacute;ronique heads CCEP’s People and Culture function. Having joined the Coca-Cola system and bottling operations 25 years ago, she has worked in many human resources (HR) positions across business units, commercial and supply chain functions overseeing HR strategy and partnering with business leaders, as well as specialist positions in talent, people growth and engagement. She began her career as a management consultant with PricewaterhouseCoopers. She is an advocate for human centred workplaces, supports the promotion of inclusion and diversity, HR best practices in leadership and workplace, and innovations networks. Leendert den Hollander General Manager, France and Northern Europe Appointed September 2020 Leendert is responsible for CCEP’s business units in France and Northern Europe, which includes our businesses across France, Benelux and Nordics. Previously, he was General Manager of Great Britain. Prior to CCEP, Leendert was CEO of Young’s Seafood and Managing Director at Findus Group Ltd. Earlier in his career, Leendert spent 15 years at Procter & Gamble in senior marketing positions. Leendert is also the gender balance and equality executive sponsor at CCEP. John Galvin General Manager, Germany Appointed June 2022 John leads CCEP’s business unit in Germany. John joined the business in 2019 and, prior to his appointment as General Manager of Germany, held the role of Vice President, Sales and Marketing for Germany. Previously, John led Coca-Cola İ&ccedil;ecek’s business in Pakistan, and he began his career with Diageo. He has held sales, marketing and general management roles across Europe and Asia, and brings significant international experience and leadership in the beverage sector to CCEP. Francesc Cosano General Manager, Iberia Appointed May 2016 Francesc leads CCEP’s business unit in Spain, Portugal and Andorra. He was previously the Operations Director then Managing Director of Coca-Cola Iberian Partners, S.A. Francesc has been part of the Coca-Cola system for over 30 years and involved in a number of sales management positions, ultimately as Sales Director then Deputy General Manager. He has also worked as Regional Director for the Leche Pascual, S.A. Group, in Anglo Espa&ntilde;ola de Distribuci&oacute;n, S.A. Stephen Moorhouse General Manager, Great Britain Appointed September 2020 Stephen is responsible for CCEP’s business unit in Great Britain. He has over 25 years’ experience in the Coca-Cola system, leading business operations and supply chain. Stephen has held a number of other senior executive roles throughout Europe, most recently as General Manager of Northern Europe. Prior to joining, he worked overseas for the Swire Group in the US and Asian Pacific region. Stephen is a member of the CEO Forum of the Institute of Grocery Distribution and of the British Soft Drinks Association. Stephen is also the multi-generational inclusion executive sponsor at CCEP. Peter West General Manager, Australia, Pacific and Indonesia Appointed May 2021 Peter was appointed Vice President and General Manager of the API business unit in May 2021, following the Acquisition. Peter originally joined CCL as Managing Director, Australian Beverages in April 2018. Prior to this role, Peter was Managing Director of Lion’s Dairy and Drinks business in Australia and has held several senior roles at Arnott’s Biscuits Ltd. and Mars Confectionery, including Regional President for Continental Europe for Mars Chocolate. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 102 Senior management continued

Governance framework Our corporate governance framework is summarised below, with further detail provided on the following pages. Stakeholders Including our people, shareholders, franchisors, consumers, customers, suppliers and communities Board of Directors Provides overall leadership and independent oversight of performance and is accountable to shareholders for the Group’s long-term success Delegation Audit Committee Monitors the integrity of the Group’s financial statements and results announcements, the effectiveness of internal controls and risk management, as well as managing the external auditor relationship and material CoC matters. Read more about our Audit Committee on pages 117-124 Environmental, Social and Governance (ESG) Committee Oversees performance against CCEP’s strategy and goals for ESG, reviews ESG risks facing CCEP, including health and safety and climate change risks, and the practices by which these risks are managed and mitigated, recommends to the Board for approval sustainability commitments and targets, and monitors and reviews public policy issues that could affect CCEP and CoC matters. Read more about our ESG Committee on pages 125-126 Read more about sustainability including TCFD reporting on pages 36-60 Nomination Committee Sets selection criteria and recommends candidates for appointment as Independent Non-executive Directors, reviews Directors’ suitability for election/re-election by shareholders, considers Directors’ potential conflicts of interest, oversees development of a diverse senior management pipeline and Director succession, and oversees wider people matters for the Group, including culture, diversity, succession, talent and leadership. Read more about our Nomination Committee on pages 113-116 Remuneration Committee Recommends remuneration policy and framework to the Board and shareholders, recommends remuneration packages for members of the Board to the Board, approves remuneration packages for senior management, reviews workforce remuneration and related policies and principles, and governs employee share schemes. Read more about our Remuneration Committee on pages 127-143 Affiliated Transaction Committee (ATC) Has oversight of transactions with affiliates and makes recommendations to the Board (affiliates are holders of 5% or more of the securities or other ownership interests of CCEP). Ad hoc committees • Disclosure Committee • Results and Dividend sub committee Accountability Culture Embodied by our CoC and ways of working Strategy built on three pillars: great brands, great people, great execution. Done sustainably. CEO Empowered by authority of the Board to put agreed strategy into effect and run CCEP on a day to day basis ELT Team members with defined areas of responsibility support and report to the CEO People 32,000(A) employees making, selling and distributing great brands (A) As at 31 December 2023 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 103 Corporate governance report

Statement of compliance The governance framework of the Company is set out in its Articles of Association (the Articles) and the Shareholders’ Agreement. These provide a high level framework for the Company’s affairs, governance and relationship with its stakeholders including its shareholders. The Articles, Shareholders’ Agreement and frequently asked questions about the governance framework are available on the Company’s website at cocacolaep.com/about-us/governance. Statement of compliance with the 2018 UK Corporate Governance Code (the Code) We follow the Code on a comply or explain basis. CCEP is not subject to the Code, as it has a standard listing of ordinary shares on the Official List. However, we have chosen to comply with the Code where possible and explain areas of non-compliance to demonstrate our commitment to good governance as an integral part of our culture. Save as set out below, CCEP complied with the Code during the year ended 31 December 2023. A copy of the Code is available on the Financial Reporting Council’s (FRC) website: www.frc.org.uk/library/ standards-codes-policy/corporate- governance/uk-corporate- governance-code/ Chairman Code provision 9 The Chairman, Sol Daurella, was not considered independent on her appointment. However, we benefit from her vast knowledge of, and long- term commitment to the Coca-Cola system, and her extensive experience and leadership skills, gained from her roles as director and CEO of large public and private institutions across many different sectors. Annual re-election Code provision 18 Sol Daurella, the Chairman, will not be subject to re-election during her nine year tenure following the completion of the merger in 2016. This recognises the importance of her extensive experience and knowledge of the beverage industry, and the significant shareholding of Olive Partners, S.A. (Olive Partners) in the Company. CCEP follows governance best practice, with all other Directors standing for re-election annually at the Annual General Meeting (AGM). Remuneration Code provision 32 The Remuneration Committee is not composed solely of INEDs, although it comprises a majority of INEDs. The Shareholders’ Agreement requires that the Remuneration Committee includes at least one Director nominated by: • Olive Partners, for as long as it owns at least 15% of the Company • European Refreshments Unlimited Company (ER), a subsidiary of TCCC, for as long as it owns at least 10% of the Company The Remuneration Committee, and its independent Chairman, benefit from the nominated Directors’ extensive understanding of the Group’s market. Remuneration Code provision 33 The Remuneration Committee is not solely responsible for setting the remuneration of the Chairman and CEO. Instead, the Board (excluding any Director whose remuneration is linked to the decision) determines their remuneration, including the Non-executive Directors (NEDs), on the recommendation of the Remuneration Committee and following rigorous analysis and debate. To date, the Board has followed all of the Remuneration Committee’s recommendations. All executives recuse themselves from decision making when discussing executive remuneration. Differences between the Code and the Nasdaq corporate governance rules (the Nasdaq Rules) The Company is classed as a Foreign Private Issuer (FPI). It is therefore exempt from most of the Nasdaq Rules that apply to domestic US listed companies, because of its voluntary compliance with the Code. Under the Nasdaq Rules, the Company is required to disclose differences between its corporate governance practices and those followed by domestic US companies listed on Nasdaq. The differences are summarised below. Director independence The Nasdaq Rules require a majority of the Board to be independent whilst the Code requires at least half of the Board (excluding the Chairman) to be independent. The independence of CCEP’s NEDs is reviewed by the Board on an annual basis, taking into account the guidance contained in the Code and the criteria established by the Board. It has been determined that a majority of the Board is independent under the Code and INED criteria, without explicitly taking into consideration the independence requirements outlined in the Nasdaq rules. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 104 Corporate governance report continued

Board Committees CCEP has a number of Committees whose purpose and composition are broadly comparable to the requirements of the Nasdaq Rules for domestic US companies. However, other than the Audit Committee, committee members are not all INEDs, although in all cases the majority are. Each committee has its own terms of reference (broadly equivalent to a charter document) which are reviewed annually and can be found on our website at cocacolaep.com/about-us/ governance/committees. Audit Committee More information about the Audit Committee is set out in its report, including compliance with the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended, and Rule 5605(c)(2)(A) of the Nasdaq Rules. The Audit Committee comprised only INEDs (who are also deemed independent under the Nasdaq Rules). However, the responsibilities of the Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act) follow the Code’s recommendations rather than the Nasdaq Rules, although they are broadly comparable. One of the Nasdaq’s similar requirements for the Audit Committee states that at least one member of the Audit Committee should be a financial expert. The Board determined that Dessi Temperley, John Bryant and Dagmar Kollmann possess such expertise and are therefore deemed financial experts as defined in Item 16A of Form 20-F. It was further determined that none of the Audit Committee members had participated in the preparation of the financial statements of the Company or any of its subsidiaries. Code of Conduct The Nasdaq Rules require relevant domestic US companies to adopt and disclose a code of conduct applicable to all Directors, officers and employees. The CCEP CoC applies to all employees, Directors and the senior financial officers of the Group. Our CoC seeks to ensure that we act with integrity and accountability in all our business dealings and relationships. Our policies also drive compliance with relevant legislation. The CoC covers issues such as anti-bribery, data protection, environmental regulation, human rights, health, safety, wellbeing and respect for others. It aligns with the UN Global Compact, the US Foreign Corrupt Practices Act, the UK Bribery Act, the Code, the EU General Data Protection Regulation, the Spanish and Portuguese Criminal Codes and Sapin II. We also expect all third parties who work on our behalf to act in an ethical manner consistent with our CoC and to comply with our SGPs. All employees are required to undergo CoC training, which is also a part of the induction process for new employees. Training on specific topics related to their roles is provided where needed. Our CoC specifically calls out manager responsibilities and includes a matrix to help with decision making and guidance on situations such as bullying and harassment. If the Board amends or waives the provisions of the CoC, details of the amendment or waiver will appear on the website. No such waiver or amendment has been made or given to date. See our CoC at view.pagetiger.com/ code-of-conduct-policy CCEP considers that the CoC and related policies address the Nasdaq Rules on the codes of conduct for relevant domestic US companies. Shareholder approval of equity compensation plans The Nasdaq Rules for domestic US companies require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. CCEP complies with UK requirements that are similar to those of the Nasdaq Rules. NED meetings The Nasdaq Rules require INEDs to meet without the rest of the Board at least twice a year. The Code requires NEDs to meet without the Chairman present at least once annually to appraise the Chairman’s performance. The NEDs have regular meetings without management present and, in 2023, there were two separate meetings of INEDs. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 105 Corporate governance report continued

Board leadership and company purpose Role of the Board The Board is primarily responsible for the Group’s strategic plan, risk appetite and oversight, systems of internal control and corporate governance policies, to ensure the long-term success of the Group, underpinned by sustainability. Read more about the Board’s role in risk oversight in Principal risks on pages 68-78 TCFD on pages 48-60 and the Audit Committee report on pages 118-124 To retain control of key decisions and ensure there is a clear division of responsibilities, there is a formal schedule of matters reserved to the Board, which sets out the structure under which the Board manages its responsibilities, and provides guidance on how it discharges its authority and manages its activities. Reserved matters include strategic decisions, approval of annual and long- term business plans, suspension, cessation or abandonment of any material activity of the Group, and material acquisitions and disposals. The Board, through the Nomination Committee, assesses and monitors the Group’s culture to ensure it aligns with the Group’s purpose, values and strategy set by the Board. Read more about our strategy on page 14 and read our Nomination Committee’s report on pages 114-116 Table 1 Roles on the Board Role Responsibilities Chairman • Operating, leading and governing the Board • Setting meeting agendas, managing meeting timetables • Promoting a culture of open debate between Directors and encouraging effective communication during meetings • Creating the conditions for overall Board and individual Director effectiveness CEO • Leading the business • Implementing strategy approved by the Board • Overseeing the operation of the internal control framework SID • Advising and supporting the Chairman by acting as an alternative contact for shareholders and as an intermediary to NEDs NEDs • Providing constructive challenge, strategic guidance, external insight and specialist advice to the Board and its Committees • Holding management to account • Offering their extensive experience and business knowledge from other sectors and industries Company Secretary • Assisting the Chairman by ensuring that all Directors have full and timely access to relevant information • Advising the Board on legal, compliance and corporate governance matters • Organising the induction and ongoing training of Directors Stakeholders The Board recognises the importance of stakeholders to CCEP – both their inputs to our business and our impact on them. We use a matrix to help ensure Directors have the right engagement and information to enable them to consider stakeholders’ interests in their decision making. Read more about stakeholders on pages 61-64 Training and development To ensure constructive challenge to management by the Board, training and development opportunities are provided to the Board in a wide range of topical areas in multiple formats, including: • Briefings – to focus on matters of interest to CCEP such as innovation as well as on relevant ESG, commercial, legal and regulatory developments • Deep dive sessions – to address requests from Directors to better understand CCEP or the environment in which it operates such as its markets • Site visits – to Group businesses, production facilities and commercial outlets to enhance knowledge of CCEP operations and meet employees, suppliers and customers • External speakers – to receive insights from experts and engage with stakeholders Some highlights from the programme for 2023 are set out on page 108 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 106 Corporate governance report continued

Board activities Key topics discussed by the Board during 2023 The Chairman sets the Board agenda, which consists of discussion topics described in the table adjacent that align with its strategic objectives towards its aim of promoting the long-term success of CCEP. In addition, at Board meetings the Directors receive reports back from Committee Chairs, business and commercial updates from the CEO (including on digital, technology and innovation), finance reports from the CFO, reports covering governance and regulatory updates from the Company Secretary, and updates on business performance and initiatives from other key senior executives. Strategy was also a key focus of discussions, and the Board considered and debated consumer trends focusing on developments in AI, the status of the current global market, performance and opportunities in the API region and the retail landscape. `Link to strategy Great brands Great people Great execution Done sustainably Area of focus Discussion topics Strategic objectives Risk • Assessment of market uncertainty, sanctions, risks and increased costs as a result of the war in Ukraine, Middle East and other economic factors • Changes to retail environments and customer challenges • Review of competitors, global market analysis and insights People • People strategy, including focus on employee wellbeing, employee engagement, talent, learning and development and future ready leadership • Promoting employee inclusion, diversity and equity • Review of wider workforce remuneration • Prioritising the safety of our people by piloting new technologies Sustainability • Continual monitoring of our progress against our sustainability strategy • Progression of our packaging initiatives • Created new sustainable partnerships • Consideration of the expanding framework of sustainability reporting requirements Commercial • Progress towards improving route to market • Expanding presence in API by exploring exciting new opportunities in the region, as evidenced by the acquisition of CCBPI • Increasing consumer choice by growing our portfolio of products into exciting new categories such as alcoholic ready to drink (ARTD) • Development of relationship with TCCC and other franchisors Finance • Approval of capital expenditure and dividend payments • Support for developments in innovation with CCEP Ventures, our dedicated investment fund • Progress made on the implementation of our digital transformation programme • Monitoring pricing challenges and opportunities in the current market Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 107 Corporate governance report continued

Board activities This timeline highlights some of the training and development opportunities received by the Board in 2023. March 2023 April 2023 May 2023 Market and production facility tours in Sydney, Australia and Auckland, New Zealand During the March 2023 Board meeting, Board members attended tours of the Northmead production facility and the market in the Paramatta region of the city, gaining insights into the wider business in Australia, as well as a market visit in Auckland, New Zealand. Opening of new office in Sofia, Bulgaria Board members and senior management attended the opening of the new, state of the art office in Sofia. The agenda for this visit included an ID&E lunch with local employees. Image: New Sofia office being officially opened by Chairman, Sol Daurella, and CFO, Nik Jhangiani Great Britain Business Unit (BU) Board members received a deep dive into the Great Britain BU during the May Board meeting. To supplement the insights received in this session, they also took part in a local market visit. May 2023 September 2023 September 2023 Sidcup production facility tour As part of their induction programmes, board members Nicolas and Mary were welcomed to the Sidcup production facility in GB. Image: Colleagues with Board members, Nicolas Mirzayantz and Mary Harris, during their visit Artificial Intelligence (AI) The Board received an informative session on the recent revolutions in the capabilities of AI and innovation, including its potential uses, risks and impacts on CCEP during the September strategy meeting. API As a part of the September strategy session, Board members received a deep dive into API gaining insights on the territory from members of senior management. Part of this session focused on the market in the Philippines to provide insight to the Board ahead of the joint acquisition of CCBPI. October 2023 October 2023 December 2023 Plastics and packaging Board members received a deep dive into our packaging strategy, which included updates on refillable packaging and packageless to support delivery of CCEP’s sustainability action plan, This is Forward. Seville production facility tour The October Board meeting included a visit to the Coca-Cola Rinconada production facility in Seville, Spain. Image: Board member, Jos&eacute; Ignacio Comenge, and Chief Customer Service and Supply Chain Officer, Jos&eacute; Antonio Echeverr&iacute;a, during visit Digital tools demo Board members were given demonstrations of multiple digital tools used within the business, including MyCCEP.com and Customer Demand and Supply Planning (CDSP). Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 108 Corporate governance report continued

Division of responsibilities and conflicts of interest Governance structure The Board, led by the Chairman, is responsible for the leadership of the Group. While both the Executive Director and NEDs have the same duties and constraints, they have different roles on the Board (see Table 1 on page 106). There is a clear, written division of responsibilities between the Chairman and the CEO. The Board has approved a framework of delegated authority to ensure an appropriate level of Board contribution to, and oversight of, key decisions and the management of daily business that support its long-term sustainable success. This framework has been designed to enable the delivery of the Company’s strategy and is outlined in our governance framework on page 103. The Board delegates certain matters to its Committees. Each Committee has its own written terms of reference, which are reviewed annually. These are available at cocacolaep.com/about-us/ governance/committees. The CEO with the ELT manages the day to day business. All decisions are made in accordance with our chart of authority, which defines our decision approval requirements and ensures that all relevant parties are notified of decisions impacting their area of responsibility. Board support Board meetings are generally scheduled at least one year in advance, with ad hoc meetings arranged to suit business needs. Meetings are held in a variety of locations, reflecting our engagement with all aspects of our international business. The agenda of Board meetings follow our annual Board programme. This sets out the standing items at each meeting, such as periodic activities (including results and AGM documentation), business plan and the assessment of Board evaluation results. Before the Board meeting, the Chairman, CEO and Company Secretary agree the final agenda. This covers discussion items such as the status of ongoing projects and stakeholder considerations. Comprehensive briefing papers are circulated electronically to all Directors, to allow time to review the matters which are to be discussed. Throughout the year, Directors have access to the advice and services of the Company Secretary and independent professional advice, at the Company’s expense. Independence of Non-executive Directors The Board reviewed the independence of all the NEDs against the Code and also considered the requirements of SEC Rule 10A-3 in relation to the Audit Committee. It determined that Guillaume Bacuvier, John Bryant, Nathalie Gaveau, Mary Harris, Thomas H. Johnson, Dagmar Kollmann, Nicolas Mirzayantz, Mark Price, and Dessi Temperley are independent and continue to make effective contributions. The Board recognises that the remainder of CCEP’s NEDs, including the Chairman, cannot be considered independent. However, they continue to demonstrate effective judgement when carrying out their roles and are clear on their obligations as Directors, including under section 172 of the Companies Act. Our CEO, Damian Gammell, is not considered independent because of his executive responsibilities to the Group. Consequently, the majority of the Board are independent. Conflicts of interest The UK Companies Act 2006 (the Companies Act), the Articles and the Shareholders’ Agreement allow the Directors to manage situational conflicts (situations where a Director has an interest that conflicts, or may conflict, with our interests). The ATC exists to oversee transactions with affiliates. The Nomination Committee considers issues involving potential situational conflicts of interest of Directors. Each Director is required to declare any interests that may give rise to a situational conflict of interest with CCEP on appointment and subsequently as they arise. Directors are required to review and confirm their interests annually. The Board is satisfied that the systems for the reporting of situational conflicts are operating effectively. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 109 Corporate governance report continued

Board and Committee meetings The Board held seven formal meetings during 2023, with additional ad hoc meetings with Board and Committee members held in line with business needs. Directors are expected to attend every meeting. If a Director is unable to attend, the relevant papers are provided to that Director in advance so that comments can be given to the Chairman or Committee Chairman, as applicable, who relays them at the meeting. Afterwards, the Chairman or Committee Chairman, as applicable, also briefs the Director on the matters discussed. Attendance during 2023 is set out in Table 2. The Chairman attends most Committee meetings. There is cross membership between the Audit Committee and Remuneration Committee. This helps ensure remuneration outcomes align with the underlying performance of CCEP. This reflects CCEP’s joined up approach to investing in and rewarding our people. Table 2 Meeting attendance by Board and Committee members(A) Independent or nominated by Olive Partners or ER(B) Board of Directors Affiliated Transaction Committee Audit Committee(I) ESG Committee(I) Nomination Committee Remuneration Committee Chairman Sol Daurella Nominated by Olive Partners 7 (7) 5 (5) 6 (6) Executive Director Damian Gammell CEO 7 (7) Non-executive Directors Manolo Arroyo Nominated by ER 7 (7) 6 (6) 5 (5) Jan Bennink(C) Independent 2 (2) 2 (2) John Bryant Independent 7 (7) 7 (7) 5 (5)(J) Jos&eacute; Ignacio Comenge Nominated by Olive Partners 7 (7) 5 (5) Christine Cross(C) Independent 2 (2) 1 (1) 2 (2) Nathalie Gaveau(E) Independent 7 (7) 5 (5) 6 (6) &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Nominated by Olive Partners 7 (7) Mary Harris(D)(F) Independent 5 (5) 5 (5) 3 (3) Thomas H. Johnson SID 7 (7) 6 (6)(J) 5 (5) Dagmar Kollmann Independent 7 (7) 5 (5)(J) 7 (7) Alfonso L&iacute;bano Daurella Nominated by Olive Partners 7 (7) 5 (5) Nicolas Mirzayantz(D)(G) Independent 5 (5) 4 (4) Mark Price Independent 7 (7) 6 (6) 6 (6) Nancy Quan(D)(G) Nominated by ER 5 (5) 4 (4) Mario Rotllant Sol&aacute; Nominated by Olive Partners 7 (7) 6 (6)(J) Brian Smith(C)(H) Nominated by ER 1 (2) 1 (2) Dessi Temperley Independent 7 (7) 7 (7)(J) Garry Watts(C) Independent 7 (7) 5 (5) 7 (7) (A) The maximum number of scheduled meetings in the period during which the individual was a Board or Committee member is shown in brackets. (B) Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement. (C) Jan Bennink, Christine Cross and Brian Smith each stepped down from the Board effective 24 May 2023. Garry Watts stepped down from the Board effective 31 December 2023. (D) Effective 24 May 2023, Mary Harris, Nicolas Mirzayantz and Nancy Quan were appointed to the Board. (E) Effective 24 May 2023, Nathalie Gaveau was appointed as a member of the Affiliated Transaction Committee. (F) Effective 24 May 2023, Mary Harris was appointed as a member of the Remuneration and Nomination Committees. (G) Effective 24 May 2023, Nancy Quan and Nicolas Mirzayantz were appointed to the ESG Committee. (H) Brian Smith was unable to attend the March 2023 Board and ESG Committee meetings due to other pre-agreed commitments. (I) One meeting was a joint meeting of the Audit Committee and ESG Committee held in February 2023. (J) Chairman of the Committee. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 110 Corporate governance report continued

Composition, succession and evaluation Board diversity and composition The composition of the Board and its Committees is set out on page 110. As their biographies on pages 95-99 show, our Board members have a range of backgrounds, skills, experience and nationalities, demonstrating a rich cognitive diversity. See an overview of our Directors’ skills and experience on page 93 Read more about the Group’s approach to ID&E on page 23 Our commitment to diversity begins at the top, with clear leadership from our Board, and is embedded at every level of our business through our, Board Diversity Policy, Inclusion, Diversity and Equity Policy, This is Forward and the CoC. Read more about Board succession and Board diversity on pages 113-116 Board evaluation In line with best practice, we conduct an external Board evaluation at least once every three years. We did this last in 2021 and have begun the process of conducting the external evaluation in 2024. Following the strong feedback and outputs following the internal 2022 Board evaluation, it was determined that a similar process was appropriate for 2023. The Board followed the Chartered Governance Institute’s Principles of Good Practice for Listed Companies when appointing Lintstock to support in the questionnaire-based exercise, alongside interviews with all Directors by the SID. Lintstock has no other connection with CCEP or any individual Director. The questionnaire and interview responses were collated and reports produced on the performance and effectiveness of the Board, each Committee and the Directors. The Board discussed the results openly and constructively. Overall, the Board confirmed that it continued to perform effectively. Board culture, its relationship with senior management and Board support were highly rated, but some areas for further improvement were identified. These are set out in Table 3. Table 3 2023 Board evaluation findings and actions Disruptive technologies Strategic topics Emerging markets ESG 2023 findings Show preparedness for the impacts of disruptive technologies and how to harness them. Review Board focus on strategic topics including in relation to AI, competition and consumer insights. Demonstrate capability and skill in emerging markets, including measuring and assessing success in existing territories. Provide additional insights into ESG topics such as sweeteners, carbon reduction, and water resources. Actions under- taken in 2023 The Board received an overview of the digital transformation programme in September 2023. Board training sessions on innovation and the future of frontline have been scheduled for 2024. Board meetings throughout the year, as well as the Board strategy session held in September 2023, provided the Board with greater visibility of competitor analysis and consumer trends. The Strategy meeting also included a session on AI. Board members received deep dive sessions on Indonesia, the Philippines and inorganic M&A during the strategy meeting in September 2023, which provided detailed insights into the markets, including risks and opportunities. The Board received a deep dive into plastics and packaging as part of the October 2023 Board meeting. The ESG Committee received a presentation about sweeteners in May 2023. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 111 Corporate governance report continued

Table 4 Disclosure of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the Code Items located elsewhere in the 2023 Integrated Report Page(s) Directors’ responsibilities statement 147 Directors’ statement that they consider the Integrated Report and financial statements, taken as a whole, to be fair, balanced and understandable 147 Going concern statement 146 Assessment of the Group’s principal risks 68-78 Viability statement 79 Risk management and internal control systems and the Board’s review of their effectiveness 77, 124 Audit Committee report 118-124 Directors’ remuneration report 127-143 Election and re-election of Directors The Board has determined that the Directors, subject to continued satisfactory performance, shall stand for election or re-election at the May 2024 AGM with the exception of the Chairman, as explained on page 104. The Board is confident that each Director will carry on performing their duties effectively and remain committed to CCEP. The NED terms of appointment are available for inspection at the Company’s registered office and at each AGM. Among other matters, these set out the time commitment expected of NEDs. The Board is satisfied that the other commitments of all Directors do not interfere with their ability to perform their duties effectively. See the significant commitments of our Directors in their biographies on pages 95-99 Audit, risk and internal control and Remuneration Disclosures of compliance with provisions of the Audit, risk and internal control and Remuneration sections of the Code are located in this Integrated Report. These disclosures include descriptions of the main features of CCEP’s internal control and risk management systems as required by Rule 7 of the Disclosure Guidance and Transparency Rules (DTRs). Table 4 sets out where each respective disclosure can be found. Annual General Meeting The AGM continues to be a key date in our annual shareholder calendar. The 2024 AGM of the Company will be held on 22 May 2024. The Notice of AGM will set out further details and a full description of the business to be conducted at the meeting. This will be available on our website from the time of its posting to shareholders in April 2024. The Chairman, SID and Committee Chairmen are available to shareholders for discussion throughout the year to discuss any matters under their areas of responsibility, by contacting the Company Secretary. At our 2023 AGM, we were pleased that all resolutions were passed by &gt;80%, save for the resolution relating to the whitewash under Rule 9 of the Takeover Code, which permits buyback authorities without obliging Olive Partners to make a general offer for the entire issued share capital of the Company. The resolution provides CCEP with the mechanics and flexibility to return cash to shareholders by buying back shares and thus ultimately increasing shareholder value. Since the AGM, CCEP has continued to engage where appropriate with its shareholders to address any concerns they may have. The Company has also communicated with Institutional Shareholder Services on their standing policy to recommend a vote against a Rule 9 waiver which we believe may be influencing investor decisions in this regard. The Board maintains that the resolution remains in the best interest of all stakeholders and is comforted by the security of CCEP’s governance arrangements in protecting the Company’s position. Read more about our engagement with investors on page 62 Sol Daurella, Chairman 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 112 Corporate governance report continued

We want CCEP to be a great place to work, with a strong and inspiring workplace culture.” Dear Shareholder I am pleased to report on the work of the Nomination Committee during 2023. People and Culture The Committee continued to play an important role in overseeing CCEP’s approach to culture and its people. This was facilitated through updates from management on ID&E and wellbeing initiatives, talent management and capabilities for CCEP’s next generation technology architecture. In particular, in 2023 the Committee was pleased to receive regular updates on CCEP’s inclusivity commitments, with the Company making progress towards all targets, including the aim to have 45% women in management roles and above by 2030. We also met our commitment to have 10% of the workforce with self-declared disabilities(A). The Committee also heard about how the Company was accelerating its great leadership through the development of programmes to enhance the skills of its leaders to better support their people. Insights were provided into how CCEP continued to embed its “Everyone’s Welcome” philosophy to encourage and implement an inclusive culture and ensure engagement from all levels of the business up to the senior leadership. In addition, the Committee received data and actionable insights about our people from the Group’s employee engagement survey and monitored progress through a regular scorecard. Read more about our people on pages 20-26 Board succession A key focus of the Committee is to ensure that the Board and its Committees have the right composition and balance of skills, experience, knowledge and diversity. As announced on 14 December 2023, we welcomed Guillaume Bacuvier to the Board with effect from 1 January 2024 and announced the resignation of Garry Watts. I would like to thank Garry for his invaluable contribution to CCEP. When considering the appointment, the Committee noted the existing skills on the Board and the desirability of expertise in consumer behaviours and strategy, as well as significant experience in API and technology, all of which Guillaume brings. In addition, the Committee determined that Guillaume had sufficient time to commit to the Board and no conflicts of interest. The Committee also reviewed the composition of the Board Committees, and as a result Nicolas Mirzayantz succeeded Garry as member of the Audit Committee with effect from 1 January 2024. Read more about succession planning on page 114 and Committee changes on page 99 INED induction The Committee reviewed the arrangements for the induction of the new INEDs appointed in 2023, Nicolas and Mary, and for Guillaume, appointed in 2024. Read more about Nicolas’ and Mary’s inductions on page 115 Board and Committee effectiveness The Committee completed a questionnaire to assess its effectiveness in 2023 and determined that the Committee continued to operate effectively. The Committee agreed a number of outputs from the review, including further focusing on the executive talent pipeline. Availability to shareholders I am available to shareholders throughout the year to answer any questions on the work of the Committee. Thomas H. Johnson, Chairman of the Nomination Committee 15 March 2024 Looking forward to 2024 • Continue to focus on securing a strong pipeline of INED candidates to firstly enhance the Board’s diversity of skills, and secondly ensure an effective induction process for Guillaume Bacuvier and training for all Directors • Monitor and drive relevant This is Forward people and societal goals • Assess and monitor the strategy for talent management to grow our capabilities • Continue to support management to foster a culture that supports the physical and mental safety of all our people, and develops them effectively to meet business needs and drive an engaged workforce passionate about our business • Ensure continued focus on employee voices, and inclusion and diversity policies and goals (A) Calculated based on the total number of employees responding to our 2023 voluntary inclusion survey and the number of employees self-declaring as having a disability. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 113 Nomination Committee Chairman’s letter

Nomination Committee role The key duties and responsibilities of the Committee are set out in its terms of reference. These are available at cocacolaep.com/about-us/ governance/committees and include: • Reviewing and making recommendations to the Board on Board appointments, re-elections, and Board and Committee composition • Overseeing the evaluation of the Board • Ensuring and overseeing succession planning of the Board and senior management talent pipeline • Assessing and monitoring culture and ensuring effective engagement with our people Membership Member since Thomas H. Johnson (Chairman) May 2019 Manolo Arroyo May 2021 Sol Daurella May 2016 Mary Harris May 2023 Mark Price May 2019 Activities of the Nomination Committee during the year Table 1 on page 115 sets out the matters considered by the Committee during 2023. Further detail is provided in this report. The Committee met six times during the year. See details of attendance at meetings on page 110 Board composition and diversity As delegated by the Board, the Committee continuously keeps the composition of the Board under review, aiming to maintain a well-balanced Board with a mix of individuals who bring a wide range of expertise, experience and diversity to align with the Group’s long-term strategy. Board Diversity policy The Board and the Nomination Committee recognise the benefits that diverse characteristics have to offer to all aspects of governance. In 2023, the Board’s Diversity policy was updated to make it clear that, in respect of appointments not only to the Board, but to Committees that it recognises the benefits of having diversity with regard to a wide range of characteristics such as age, gender, ethnicity, sexual orientation and disability, as well as educational and professional background. The policy drives balance and alignment with CCEP's purpose, strategy and values, through agreed principles and targets which reflect the measures the Board will take when considering its own membership and approach. The Board has set an overall target within the policy of at least 33% of the Board to be represented by women by 2023 with a longer-term aim of 40%, in line with the FTSE Women Leaders. In addition, we aim to have at least one Director from a minority ethnic background in line with the Parker Review. See our diversity policy including INED selection criteria at cocacolaep.com/ about-us/governance In respect of the Listing Rule 14.3, as at 31 December 2023, we remain pleased to report that we have met the target to have at least one Board leadership position held by a woman (the Chairman) and one Director from an ethnic minority background. Unfortunately, we have not met the target of 40% representation by women on the Board but will, with our stakeholders, work towards that as a longer-term aim. The Board was pleased that representation by women on our Board increased to 35.3% in 2023 from 29.4% in 2022, and will remain mindful of the Listing Rule requirements during its next INED recruitment process, whilst also considering the necessary skills and experience required on the Board at such time. Our Board-level diversity statistics are disclosed in accordance with the Nasdaq Rules in Table 2 and in accordance with Listing Rules (LR) in Table 3 and Table 4 on page 116. The gender of senior management and their direct reports can be found on page 22. Non-executive Director succession During the year, the Committee considered the Board roles that would need to be recruited for as current INED appointments approached the maximum terms envisaged by the Code, taking into account the review of Directors’ skills as well as actions identified in the Board evaluation. Due to Garry Watts’ resignation from the Board in December 2023, external recruitment consultant firm MWM Consulting was appointed to help identify a longlist of potential INED candidates with the correct candidate specifications. MWM Consulting has no other connection to CCEP and has no connection to any individual Director. The Chairman and other Committee and Board members met with a shortlist of candidates during 2023. This process resulted in the Committee’s recommendation to the Board and subsequent approval by the Board that Guillaume Bacuvier be appointed to the Board on 1 January 2024. Guillaume’s skills complement the existing expertise of the Board well, providing experience in many desired fields. His appointment was announced to the market on 14 December 2023. Guillaume’s biography can be found on page 99. You can find the list of Non-executive Directors determined to be independent on page 109. See an overview of our Directors’ diversity, skills and experience on page 93 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 114 Nomination Committee report

Director inductions The Nomination Committee reviews the induction programme for new Directors. All new Directors receive a suite of induction materials as well as mentorship from established Directors. Meetings with members of the Board and the ELT, and site visits in a number of our markets are also arranged. Over 2023, the newly appointed INEDs’ induction programme included attending the March Board meeting in Australia and New Zealand, attending an ID&E event in the new Bulgaria office, and market visits in GB, Sweden and Australia. They also attended a market visit and production facility tour in France and received bespoke training on CCEP’s franchisor agreements and governance documents. Senior management succession The Committee is committed to supporting the development and progression of diverse talent at senior management level and acknowledges the recommendations of the Parker Review in developing ethnic diversity targets for senior management. The Committee considers and recommends succession plans for the Group’s ELT to the Board. Over 2023, the Committee oversaw a change to the structuring of the European BUs, with Leendert den Hollander assuming an expanded role to incorporate the France BU as part of his responsibilities in Northern Europe. Table 1 Matters considered by the Nomination Committee during 2023 Meeting date Key agenda items February 2023 • Board succession and Committee memberships • Board induction schedule for new INEDs • NED independence and AGM re-elections • Nomination Committee report in the 2022 Integrated Report May 2023 • People and Culture KPI update • Our people strategy • Talent management and succession planning for ELT and senior management • 2024 External Board evaluation proposal • Annual Governance Review July 2023 • Global workforce dashboard and engagement survey results • World class key account management programme • Union and industrial relations landscape • Next generation technology architecture - people workstream • Succession planning and Board skills matrix September 2023 • Board succession - INED candidates October 2023 • Global workforce dashboard • Succession planning for ELT and senior management • Board succession - INED candidate selection • 2023 Internal Board evaluation December 2023 • People and Culture KPI Scorecard • People and Culture key achievements 2023 • Inclusive culture and leadership • Board succession - INED appointment • Terms of reference Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 115 Nomination Committee report continued

Table 2 Nasdaq Board diversity disclosure(A) Board Diversity Matrix As of 31 December 2023 As of 31 December 2022 Country of principal executive offices: United Kingdom United Kingdom Foreign private issuer Yes Yes Disclosure prohibited under home country law No No Total number of Directors 17 17 Female Male Non-binary Did not disclose gender Female Male Non-binary Did not disclose gender Part I: Gender identity Directors 6 11 — — 5 12 — — Part II: Demographic background Underrepresented individual in home country jurisdiction 1 — LGBTQ+ 1 — Did not disclose demographic background — 7 Table 3 – LR14 Annex 1(a) reporting on gender identity or sex FCA listing requirements Number of Board members Percentage of the Board Number of senior positions on the Board (B) Number of executive management Percentage of executive management Men 11 65 2 10 77 Women 6 35 1 3 23 Not specified/prefer not to say — — — — — Table 4 – LR14 Annex 1(b) reporting on ethnic background Number of Board members Percentage of the Board Number of senior positions on the Board (B) Number of executive management Percentage of executive management White British or other White (including minority-white groups) 16 94 3 12 92 Mixed/Multiple ethnic groups — — — — — Asian/Asian British 1 6 — 1 8 Black/African/Caribbean/Black British — — — — — Other ethnic group, including Arab — — — — — Not specified/prefer not to say — — — — — (A) Disclosure permitted with Director consent. (B) Senior positions on the Board include the Chairman, Chief Executive Officer or Senior Independent Director. The Chief Financial Officer is not a member of the Board. The data in the above tables was collected voluntarily through the annual Directors & Officers (“D&O”) questionnaires. The data is used purely to satisfy CCEP’s Board and leadership diversity disclosure requirements under the UK’s Financial Conduct Listing Rules and Nasdaq requirements. The Board was asked to self- report their data through questions raised in the D&O questionnaire on gender identity, sexual orientation and ethnic background. Thomas H. Johnson, Chairman of the Nomination Committee 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 116 Nomination Committee report continued

Supporting the successful acquisition of CCBPI was a key role of the Committee during 2023.” Dear Shareholder I am very pleased to introduce the Audit Committee report setting out the key matters and issues considered in 2023. Committee membership The Committee was pleased to welcome Nicolas Mirzayantz to the Committee following the retirement of Garry Watts on 31 December 2023. CCBPI acquisition The Committee reviewed the financing and structuring and also hedging strategy to support the acquisition by CCEP of its 60% share of CCBPI, as well as the related disclosures in the 2023 financial statements. SEC correspondence The Committee reviewed the Company's correspondence with the SEC on its long-standing policy of accounting for the TCCC bottling rights as indefinite-lived intangible assets, as well as the associated disclosure included in the FY23 preliminary results published on 23 February 2024. On 7 March 2024, the SEC staff completed its review with no further comments raised to CCEP. External auditor re-tender The Committee considered the mandatory 2025 audit re-tender including discussing and approving the proposed approach to the tender. The Committee leveraged best practice insights on how companies approached this in addition to the learnings from the FRC’s Best Practice Guide to Audit Tendering. ESG During 2023, in addition to receiving regular ESG regulatory updates, the Committee agreed with the ESG Committee those matters that would warrant consideration by the joint meeting of the Committees including the TCFD statement, year end ESG reporting and disclosure, and assurance of ESG performance data. In addition, the Committee supported the transition to EY as assurance provider for FY23 for CCEP’s This is Forward metrics. Risk management During 2023, on behalf of the Board, risk management remained a priority with ongoing discussions on: • ERM framework, including identification and assessment of principal and emerging risks, risk factors, associated mitigations and processes and their appropriateness • Water scarcity assessment, including scenario analysis and mitigations • The cybersecurity programme and associated risks • Business continuity and resilience • Fraud prevention and detection • A number of tax topics The above was driven by the impact from the wider macroeconomic environment, the war in Ukraine and the conflict in the Middle East, including inflation, volatility in commodity prices and currency fluctuations, increased recession risk and the enhanced cyber threat. Other The Committee continued to monitor governance developments such as the BEIS Consultation on Restoring Trust in Audit and Corporate Governance, GDPR compliance and with the support of management the Committee were given comfort that they met the FRC guidance on Audit Committee minimum standards. Auditor effectiveness The Committee completed a questionnaire to assess the effectiveness of the auditor with positive feedback from the Committee. Read more about our auditors on page 123 Committee effectiveness The Committee completed a questionnaire to assess its effectiveness in 2023. The review determined that the Committee continued to operate effectively, with minor action areas identified and subsequently closed during the year including an appetite for further training on developing areas such as ESG and cybersecurity. Availability to shareholders I am available to shareholders throughout the year to answer any questions on the work of the Committee. Dessi Temperley, Chairman of the Audit Committee 15 March 2024 Looking forward to 2024 • Overseeing the inclusion of CCBPI in the Groups’ consolidated financial statements and the finalisation of the Purchase Price Allocation exercise • Continued focus on ESG reporting and regulatory matters, including the European Corporate Sustainability Reporting Directive (CSRD) • Concluding the external auditor re-tender • Further heightened attention on cyber, fraud, anti-bribery, resilience, business continuity and internal control Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 117 Audit Committee Chairman’s letter

Membership* Member since Dessi Temperley (Chairman) May 2020 John Bryant January 2021 Dagmar Kollmann May 2019 Nicolas Mirzayantz January 2024 * Garry Watts was a member of the Committee until 31 December 2023 See details of meeting attendance in 2023 on page 110 Read more about the Audit Committee members on pages 95-99 Key responsibilities The roles and responsibilities of the Audit Committee are set out in the terms of reference, which are available at cocacolaep.com/about-us/ governance/committees, and are reviewed annually by the Committee. Key responsibilities are detailed below. Accounting and financial reporting • Monitoring the integrity of the Group’s annual audited financial statements and other periodic financial statements • Reviewing any key judgements contained in them relating to financial performance Systems of internal control and risk management • Reviewing the adequacy and effectiveness of the Group’s internal control processes • Overseeing the Group’s compliance, operational and financial risk assessments as part of the broader ERM programme • Overseeing the Group’s business capability and cybersecurity programmes • Overseeing climate risks as part of the ERM programme • Reviewing and assessing the scope, operation and effectiveness of the internal audit function Relationship with external auditor • Reviewing and assessing the relationship • Reviewing their independence • Agreeing terms of engagement and remuneration • Assessing the effectiveness of the external audit process • Reviewing reports from the external auditor and management relating to the financial statements and internal control systems • Making recommendations to the Board in respect of the external auditor’s appointment, reappointment or removal Other • Supporting the Board in relation to specific matters, including oversight of dividends, capital structure, and capital expenditures The Committee Chairman reports back at most Board meetings on matters of particular relevance and the Board receives copies of the Committee papers and minutes of meetings. Committee governance The Committee keeps the Board informed and advised on matters concerning the Group’s financial reporting requirements to ensure that the Board has exercised oversight of the work carried out by management, internal audit and the external auditor. The Group follows UK corporate governance practices, as allowed by the Nasdaq Rules for FPIs. In accordance with the Code, the Committee comprised four NEDs in 2023, each of whom the Board has deemed to be independent. The Board is satisfied that the Committee as a whole has competence relevant to the FMCG sector, in which the Group operates. In accordance with SEC Rules, as applicable to FPIs, the Group’s Audit Committee must fulfil the independence requirements set out in SEC Rule 10-3A. The Board has determined that the majority of the Audit Committee satisfies these requirements and that those members may each be regarded both as an Audit Committee financial expert and as independent, as defined in Item 16A of Form 20-F. It was further determined that no Audit Committee member had participated in the preparation of the financial statements of the Company or any of its subsidiaries. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 118 Audit Committee report

Matters considered by the Audit Committee during 2023 The Committee met eight times during the year and held one joint meeting with the ESG Committee. Reports from the internal and external auditors were presented as standing agenda items, along with reports from senior management on the following topics in the Committee’s remit: • Accounting and reporting matters • Accounting for TCCC bottling rights • Oversight of SOX compliance • Legal matters • Corporate integrity programme • Business continuity management and cybersecurity • Enterprise Risk Management • Capital projects, including review of sustainability metrics • Tax and treasury matters • Climate risk disclosures • External auditor re-tender • Oversight of CCBPI acquisition process and related financing The Committee’s interactions with the internal audit function and the external auditor during the year are discussed in more detail later in this report. A summary of key matters considered by the Audit Committee in 2023, in addition to standing items, is set out in Table 1 on page 120. Financial reporting, significant financial issues and material judgements During 2023, the Committee considered the significant accounting judgements and estimates, and their appropriateness and disclosure, including the Group's long-standing policy and judgement on accounting for the TCCC bottling rights as indefinite-lived intangible assets. The Committee met regularly with management during 2023 to consider the financing and hedging strategies in relation to the CCPBI acquisition. For the remaining matters, the Committee agreed with management that the appropriate accounting considerations had been given and the impact of each item was not material to the Group’s financial statements. See our Viability statement on page 79 Audit Committee assessment of the 2023 Integrated Report The Committee undertook a review of a developed draft of the 2023 Integrated Report and provided its feedback, which was reflected in the report. The Committee considered whether the Group’s position, strategic approach and performance during the year were accurately and consistently portrayed throughout the 2023 Integrated Report. As part of its review, the Committee referred to the management reports it had received and considered during the year, together with the findings and judgements of the internal and external auditor. The estimates and judgements made on the significant financial reporting matters regarding the financial statements are summarised in Table 2 on page 121 and 122. The Committee reviewed these in depth, along with management’s assessment of the Group as a going concern and the statement of long-term viability contained in the Strategic Report. The Committee concluded that they are appropriate and acceptable in light of the risks facing the business and all significant matters brought to the Committee’s attention during the year. The 2023 Integrated Report is, in the opinion of the Committee, fair, balanced and understandable, and provides the information necessary for shareholders to assess CCEP’s performance, business model and strategy. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 119 Audit Committee report continued

Table 1 Matters considered by the Audit Committee during 2023 February 2023 (two meetings, including one joint meeting of the ESG Committee and Audit Committee) • 2022 preliminary Q4 and full year results, including significant estimates and judgements • Listing rule compliance with TCFD recommendations and review of TCFD statement • Internal audit ESG reporting readiness • SOX compliance • Pay for performance • IAS 36 impairments • Tax matters • 2023 internal audit plan • Corporate Integrity Programme March 2023 • 2022 Integrated Report, including viability and going concern statements, accounting policies and related significant judgements and estimates, segmental reporting, hedging activities, related parties and post-employment benefits • Reappointment of the external auditor • SOX compliance • 2023 internal audit plan • Internal Audit Charter and the Independence and Objectivity Policy • Treasury matters • Investment policy renewal April 2023 • FY23 profit forecast • 2023 Q1 trading update • First half interim dividend May 2023 • Accounting and reporting matters • SOX 2023 planning • Tax matters including tax strategy paper • Capital allocation and expenditure • IT/cybersecurity update • ERM update • Audit firm re-tender • Audit Committee evaluation and auditor effectiveness review Meeting date Key matters considered in addition to standing agenda items(A)(B) July 2023 • 2023 HY accounting and reporting matters • External audit HY interim review and 2023 audit fee schedule • HY financial release • Business continuity and resilience • Principal risks • Treasury matters • Tax update •October 2023 • Accounting and reporting matters • 2023 financial and ESG audit status • 2023 Q3 trading update • SOX updates • Second half interim dividend • Capital allocation and expenditure • ERM update • Corporate Integrity Programme • Tax matters • IT update • Group risk appetite framework • GB Pension Scheme buy-in • CCBPI accounting and financing December 2023 • SOX compliance • Corporate Integrity Programme • Capital allocation and expenditure • Preliminary 2024 internal audit plan and budget • Treasury matters • SEC comment letter on accounting for TCCC bottling rights (A) During February and March 2024, the Committee discussed matters regarding the year ended 31 December 2023, which included: – Reviewing the 2023 preliminary Q4 and full year results and the 2023 Integrated Report, including its significant estimates and judgements, accounting policies, viability and going concern statements – Advising the Board on whether, in the Committee’s opinion, the 2023 Integrated Report is fair, balanced and understandable – Independent auditor’s report on the 2023 full year results – Approval of this Audit Committee report – Progress on SEC comment letter on TCCC bottling rights (B) During February 2024, a joint meeting of the Audit Committee and ESG Committee was held to undertake a review of the TCFD statement and listing rule compliance as well as an update on EY assurance over selected This is Forward KPI’s. Meeting date Key matters considered in addition to standing agenda items(A)(B) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 120 Audit Committee report continued

Table 2 Significant reporting matters in relation to financial statements considered by the Audit Committee during 2023 Accounting for TCCC bottling rights TCCC franchise intangibles at 31 December 2023: €11.8 billion The Group’s bottling agreements with TCCC contain performance requirements and convey the rights to distribute and sell products within specified territories. The agreements in each territory are for initial terms of 10 years that can be renewed for another 10 years. The Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual. The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of the bottling agreements as at 31 December 2023, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s TCCC bottling agreements. During 2023, the Committee reviewed the Group's long-standing policy and judgment on accounting for the TCCC bottling rights as indefinite-lived intangible assets confirming its appropriateness and continued disclosure as a significant judgment. Deductions from revenue and sales incentives Total cost of customer marketing programmes in 2023: €5.4 billion Accrual at 31 December 2023: €1.3 billion The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. For customer incentives that must be earned, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts earned. Under IFRS 15, these types of variable consideration are deducted from revenue. There are significant estimates used at each reporting date to ensure an accurate deduction from revenue has been recorded. Actual amounts ultimately paid may be different from these estimates. At each reporting date, the Committee received information regarding the total customer marketing spend of the Group along with period end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period. Tax accounting and reporting 2023 book tax expense: €534 million 2023 cash taxes: €509 million 2023 effective tax rate: 24.2% The Group evaluated a number of tax matters during the year, including legislative developments across tax jurisdictions, risks related to direct and indirect tax provisions in all jurisdictions, the deferred tax inventory and potential transfer pricing exposure. Throughout the year, the Committee received information from management on the critical aspects of tax matters affecting the Group, considered the information received, and gained an understanding of the level of risk involved with each significant conclusion. The Committee also considered and provided input on the Group’s disclosures regarding tax matters. Accounting area Key financial impacts Audit Committee considerations Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 121 Audit Committee report continued

Asset impairment analysis Indefinite lived intangible assets at 31 December 2023: €11.8 billion Goodwill at 31 December 2023: €4.5 billion The Group performs an annual impairment test of goodwill and intangible assets with indefinite lives, or more frequently if impairment indicators are present. The testing is performed at cash generating units (CGUs) level, which for the Group are based on geography and generally represent the individual territories in which the Group operates. The Committee received information from management on the impairment tests performed, focusing on the most critical assumptions such as the terminal growth rate, the discount rate and operating margin, as well as changes from the prior year. The Committee reviewed and challenged the various sensitivity analyses performed by management, including the impact of climate change, in order to assess the impact of changes in critical assumptions on test results. The Committee was satisfied with the assumptions used by the Group and also considered and reviewed the Group’s disclosures about its impairment testing. Restructuring accounting Restructuring cost recorded in 2023: €94 million The Committee was regularly updated by management on the nature of restructuring initiatives and key assumptions underpinning the related provision in the financial statements. The Committee reviewed the Group's restructuring expense of €94 million as well as the restructuring provision balance of €116 million as at 31 December 2023, and continued to agree that it does not contain significant uncertainty. The Committee was satisfied with the appropriateness of the restructuring accounting during the year and the disclosures included in the financial statements. Other items impacting operating profit comparability Remaining items impacting operating profit comparability recorded in 2023: €60 million (credit) The Committee reviewed the remaining items impacting operating profit comparability for the year, primarily related to royalty income arising from the ownership of certain mineral rights in Australia, the sale of the sub-strata and associated mineral rights in Australia and the sale of property in Germany, partly offset by accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements. The Committee was satisfied with the classification of the items impacting comparability as well as the related disclosures in the financial statements. Accounting area Key financial impacts Audit Committee considerations Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 122 Audit Committee report continued

External audit Effectiveness of the external audit process The Committee has responsibility and oversight of the Group’s relationship with its external auditor, EY, and for assessing the effectiveness of the external audit process. EY was appointed as the external auditor in 2016 and the lead audit partner is Sarah Kokot, who was appointed following completion of the 2020 Audit. In accordance with the UK and SEC external auditor independence rules, Sarah Kokot would face mandatory rotation as lead audit partner following the completion of the 2025 audit. The Committee acknowledges the provisions contained in the Code and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 in respect of audit tendering. In light of the mandatory 2025 Audit re-tender, the Committee has begun the process of re-tendering the role of external auditor. In 2023, the Committee agreed the approach and scope of the audit work to be undertaken by EY for the financial year. It also reviewed EY’s terms of engagement and agreed the appropriate level of fees payable in respect of audit and audit-related services. See details of the amounts paid to the external auditor in Note 17 to the consolidated financial statements on page 200. EY provided the Committee with regular reports on the status of the audit, its assessment of the agreed areas of audit focus and findings, and conclusions to date. EY had regular discussions with management to identify the potential business and financial risks for CCEP and ensure that correct accounting treatment was adopted in response. The Committee used a questionnaire to review the effectiveness of the external auditor and focused on four key areas: the audit partner, audit planning and execution, reporting by the auditor and the role of management. The review determined the audit to be very effective, with some minor areas for improvement which will be reviewed and implemented in 2024. External auditor independence The continued independence of the external auditor is important for an effective audit. The Committee has developed and implemented policies that govern the use of the external audit firm for non-audit services and limit the nature of the non-audit work that may be undertaken. The external auditor may, only with pre-approval from the Committee, undertake specific work for which its expertise and knowledge of CCEP are important. It is precluded from undertaking any work that may compromise its independence or is otherwise prohibited by any law or regulation. The Committee received a statement of independence from EY in March 2023 confirming that, in its professional judgement, it is independent and has complied with the relevant ethical requirements regarding independence in the provision of its services. The report described EY’s arrangements to identify, manage and safeguard against conflicts of interest. The Committee reviewed the scope of the audit-related services proposed by EY during the year, to ensure there was no impairment of judgement or objectivity, and subsequently monitored the non-audit work performed to ensure it remained within the agreed policy guidelines. It also considered the extent of non-audit services provided to the Group. The Committee determined, based on its evaluation, that the external auditor was independent. Reappointment of the external auditor The Committee has responsibility for making a recommendation to the Board regarding the reappointment of the external auditor. Based on its continued satisfaction with the audit work performed to date and EY’s continued independence, the Committee has recommended to the Board, and the Board has approved, that EY be proposed for reappointment by shareholders as the Group’s external auditor at CCEP’s 2024 AGM. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 123 Audit Committee report continued

Internal audit The internal audit function provides an independent and objective assessment of the adequacy and effectiveness of the Group’s integrated internal control framework, which combines risk management, governance and compliance systems. The internal audit function reports directly to the Audit Committee and comprises approximately 40 full time, professional audit staff based in London, Berlin, Madrid, Sofia and Sydney, with a range of business expertise working across multiple disciplines. Effectiveness of the internal audit function At the start of the year, the Committee reviewed the internal audit plan for 2023 and agreed its scope, budget and resource requirements for the year. The Committee continued to monitor the plan and forward-looking audit radar to make sure recommendations remained appropriate for the year ahead. Through regular management reports containing key internal audit observations, proposed improvement measures and related timeframes agreed with management, the Committee monitored the effectiveness of the internal audit function against the approved internal audit plan. The Chief Audit Executive attended the scheduled meetings of the Committee during 2023 to raise any key matters with the Directors. Internal control and risk management The Group depends on robust internal controls and an effective risk management framework to successfully deliver its strategy. The Audit Committee is responsible for monitoring the adequacy and effectiveness of the Group’s internal control systems, which includes its compliance with relevant sections of the Code and the requirements of SOX, specifically sections 302 and 404, as it applies to US FPIs. Effectiveness of the internal control and risk management systems Regular reports were presented to the Committee on the Group’s internal audit assessments of the adequacy and effectiveness of CCEP’s integrated internal control framework, risk management, governance and compliance functions. The Committee was provided updates on the internal control framework, including any proposed updates and amends and the remediation of any identified control deficiencies during the year. In 2023, management undertook a top down enterprise risk assessment including business units and functions. This included an assessment of the Group’s risk appetite across identified enterprise risks, to gauge and promote alignment of risk appetite with CCEP’s long range plan. The Committee reviewed the findings, approved changes to the enterprise risk management assessments and concluded that management’s approach to risk and to risk appetite was satisfactory. The Group’s material controls were deemed to be designed and operating effectively during the year. Read more about the Board’s role in risk oversight of principal risks on pages 68-78 and TCFD on pages 48-54 Raising concerns In each of our territories, we have established ways for our people and others to raise concerns in relation to possible wrongdoing in financial reporting, suspected misconduct, or other potential breaches of our CoC. These include options to seek advice from the line manager and/or raise a report through our internal Speak Up resources and/or our dedicated and confidential external Speak Up channels. In December 2022, it was agreed that certain CoC topics would be covered within the remit of the ESG Committee, with any matters above the materiality threshold to be referred to the Audit Committee, which provides the Board with key information for its consideration as appropriate. View our CoC at view.pagetiger.com/ code-of-conduct-policy Investigations into potential breaches of our CoC are overseen in each BU by the BUs CoC Committee, chaired by the BUs Vice President, Legal. All potential CoC breaches and corrective actions are overseen by the Group CoC Committee, which is a sub committee of the Compliance and Risk Committee, a management committee chaired by the Chief Compliance Officer (CCO). The Group CoC Committee also: • Ensures that all reported breaches have been recorded and investigated in a timely manner and a conclusion reached • Evaluates trends • Ensures consistent application of the CoC across CCEP As required under the Spanish Criminal Code, the Iberia BU has an Ethics Committee formed of members of the Iberia BU leadership team. It is responsible for any ethics and compliance activities, including overseeing the local crime prevention model. It reports to the board of the Iberia BU and the CCO. There were no whistleblowing matters that required Audit Committee or Board attention in 2023. Dessi Temperley, Chairman of the Audit Committee 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 124 Audit Committee report continued

The Committee dedicated significant time to discussing progress against the This is Forward sustainability action plan across Europe and API.” Dear Shareholder I am very pleased to introduce the ESG Committee report setting out the key matters and issues considered for 2023. Committee membership The Committee was pleased to welcome Nancy Quan and Nicolas Mirzayantz following the conclusion of the 2023 AGM. This is Forward The Committee’s main focus during 2023 was the oversight of CCEP’s This is Forward sustainability action plan. The Committee received updates on all our six action areas: climate, packaging, water, society, drinks and supply chain. We put a particular focus on CCEP’s carbon reduction roadmap, packaging collection and approach to water stewardship, efficiency and replenishment. Our gender diversity and disability roadmap were also key focus areas. The Committee also spent significant time focusing on CCEP’s Forward on drinks commitments relating to sugar reduction and low and no calorie sweeteners (LNCS) across CCEP’s markets. In May 2023, the Committee met with representatives from TCCC to undertake a deep dive into TCCC-led advocacy and innovation on LNCS. Carbon reduction roadmap Following CCEP's 2030 GHG emissions reduction target, and the Net Zero 2040 target being validated by the Science Based Targets initiative (SBTi) as being in line with climate science, the Committee spent significant time reviewing CCEP's 2030 GHG emissions trajectory and carbon roadmap. A deep dive was held into Scope 3 GHG emissions to understand the key drivers of CCEP’s emissions which would be factored into the development of a climate transition plan. Read more on our updated SBTi targets on page 60 Customers and sustainability The Committee spent time discussing trends in CCEP’s customer sustainability expectations and priorities including the renewed focus of many to set science based carbon reduction targets beyond Scope 1 and 2 to Scope 3 GHG emissions. Regulation The Committee also reviewed the latest developments in ESG reporting and disclosure including the EU Corporate Sustainability Reporting Directive (CSRD). Given the fast evolving ESG reporting landscape and the interconnectivity with the Audit Committee, a joint committee meeting was held in February 2023 to agree the matters for joint consideration including the TCFD statement and assurance. Other We reviewed assessments of water-related risks at key facilities, and endorsed an update to CCEP's water use efficiency target. The Committee also discussed and assessed the potential impact of the Extended Producer Responsibility (EPR) legislation in the Philippines following announcement of the proposed CCBPI acquisition and endorsed a new approach and metric to evaluating health and safety performance. Code of Conduct The Committee reviewed the adequacy of the CoC arrangements and how to ensure they allow appropriate follow up action and onward reporting. We received and considered reports from management regarding concerns raised by our people and provided the Board with key information for its consideration as appropriate. Committee effectiveness The Committee completed a questionnaire-based exercise to assess its effectiveness in 2023. The review determined that it continued to operate effectively. Progress has been made to action outputs around training, remit and composition. Mario Rotllant Sol&aacute;, Chairman of the ESG Committee 15 March 2024 Looking forward to 2024 • Continue to develop climate transition plan and ensure alignment with the disclosure framework for climate transition plans published by the UK’s Transition Plan Taskforce (TPT) • Track evolving regulation across our markets on sustainability action and ESG reporting • Continue to review CCEP’s approach to deforestation, biodiversity and nature • Water remains a high priority, and we will oversee this year's update of our FAWVAs and roadmaps to improve our water use efficiency across markets Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 125 ESG Committee Chairman’s letter

Membership* Member since Mario Rotllant Sol&aacute; (Chairman) May 2022 Nathalie Gaveau January 2019 Nicolas Mirzayantz May 2023 Mark Price May 2019 Nancy Quan May 2023 * Jan Bennink and Brian Smith were members of the Committee until 24 May 2023 ESG Committee role The key duties and responsibilities of the Committee are set out in its terms of reference. These are available at cocacolaep.com/about-us/governance/ committees. ESG activities in 2023 The Committee met six times in 2023, including a joint meeting with the Audit Committee. The main focus of the Committee was monitoring CCEP’s progress against its sustainability action plan, This is Forward, but it did consider other matters, which are detailed below. Reporting and regulatory updates • Review of FY22 reporting and performance • Limited assurance of FY22 sustainability performance data • During the joint meeting with the Audit Committee in February 2023, the Committee reviewed the TCFD statement with consideration to listing Rule compliance and TCFD recommendations and considered a report by internal audit on ESG reporting readiness. Read more on TCFD reporting on pages 48-60 • Updates included on: – CSRD – EU proposed Directive on Corporate Sustainability Due Diligence – International Sustainability Standards Board (ISSB) – UK mandatory reporting requirements such as TCFD and TPT – EPR legislation in the Philippines Climate • Deep dive on GHG emissions and carbon reduction pathways • Reviewing progress against CCEP’s science based emissions reduction targets across Europe and API Packaging • Update on cross system strategic approach to packaging collection and tracking progress against the TCCC aligned collection target • Deep dive into cross system strategic approach to collection in Indonesia Social • Approval of Modern Slavery Statement • CoC reporting compliance • Discussions on customer sustainability expectations and priorities • Anti-bribery update Image: CCEP has committed to switch all of its cars and vans to electric vehicles, or ultra-low emission vehicles where electric vehicles are not viable by 2030 Governance • Overview of the Committee's sustainability priorities including: – Decarbonisation and carbon reduction roadmap – Carbon offset and removal strategy – Accelerated focus on 100% collection throughout Europe and API • Committee terms of reference • Review of Committee effectiveness • Corporate reputation update • Legal and compliance communications and training • Update on approach to health and safety Other • Update on the role of CCEP Ventures in supporting This is Forward sustainability action plan and CCEP’s Net Zero 2040 target • TCCC’s approach to consumer- focused sustainability marketing and communications • Water Stewardship Strategy Mario Rotllant Sol&agrave;, Chairman of the ESG Committee 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 126 ESG Committee report

Remuneration outcomes for 2023 reflect strong overall business performance.” Dear Shareholder On behalf of the Board, I am pleased to present the Directors’ remuneration report for CCEP for the year ended 31 December 2023. This includes a summary of our remuneration policy (page 129), which shareholders approved at our 2023 AGM. We have also set out our Annual report on remuneration (ARR) (pages 131-143), which outlines how we implemented the policy during 2023 and how we intend to do so in 2024. This will be subject to an advisory vote at our 2024 AGM. All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets refer to those measures that are defined within the ARR (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales. Remuneration outcomes for 2023 Annual bonus The strong overall business performance outlined in the Strategic Report has been reflected through the annual bonus, with performance against all three financial metrics being above target. Revenue and comparable operating profit increased year on year by 5.5% and 11.0%, respectively. This, alongside strong comparable free cash flow generation, has resulted in an overall Business Performance Factor (BPF) of 165% of target being achieved. The strong business performance is also a reflection of the exceptional leadership of the CEO throughout 2023, which resulted in an Individual Performance Factor (IPF) of 1.15x being awarded to him. The final bonus payment to the CEO was 79% of maximum. Further details are provided on pages 131-132 of the ARR. 2021 Long-Term Incentive Plan The 2021 Long-Term Incentive Plan (LTIP) award, granted in September 2021, was subject to earnings per share (EPS), return on invested capital (ROIC) and CO2e reduction performance targets over the three year period to 31 December 2023. Around 275 senior executives and management participated in the scheme, including the CEO. CCEP has performed very strongly over the last three years, with cumulative EPS growth of 20.5% per annum(A) and outperformance of our ROIC and CO2e reduction targets. This level of performance results in a formulaic vesting outcome of 2.0x target. In assessing the formulaic vesting outcome, the Committee also undertook a holistic assessment of overall performance over the three year period to determine whether the level of vesting was a fair reflection of broader CCEP performance. In the course of its assessment, the Committee noted that: • As with EPS and ROIC, CCEP’s performance against its other key financial indicators had been equally strong, as disclosed in more detail on pages 2-3 of the Strategic Report • CCEP had delivered +50% total shareholder return over the performance period, which was upper decile versus our sector and ahead of the FTSE 100, Euronext 100 and S&P 500 indices • The wider stakeholder experience, including that of our employees, had been positive, with no material areas of concern identified • CCEP had delivered strongly against our sustainability initiatives, as disclosed in more detail on page 134 of the ARR As a result of the assessment, the Committee determined that the overall performance of the business continued to be strong. Nonetheless, it was recognised that when the CO2e reduction targets were set in 2021 there remained a degree of uncertainty about what represented appropriately stretching performance for the business. The Committee had been keen to include the metric, given its importance to CCEP’s sustainability agenda, but as a relatively new measure there remained a number of moving parts. Reflecting now, the Committee considers it appropriate to follow a similar approach to the 2020 LTIP and apply downwards discretion in respect of the final vesting level to cap the outcome at target. This reduces the overall vesting level to 1.85x target and the Committee believes this to be a fair reflection of overall performance. This is estimated to have a final vesting value for the CEO of £7.4 million, which includes £1.2 million of benefit from the strong share price growth and dividend delivery over the performance period, which has delivered more than £6 billion of value to shareholders. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 127 Statement from the Remuneration Committee Chairman

Implementation of remuneration policy in 2024 The Committee considers that our overall remuneration framework remains fit for purpose and will implement our remuneration policy for 2024 on the same basis as for 2023 (see pages 141-142 for further details). The Committee has approved a 2.0% salary increase for the CEO, effective 1 April 2024, which is significantly lower than the 3.5% merit increase for the wider GB workforce. The structure of the 2024 annual bonus will be unchanged from last year, with the business performance element being based on stretching performance targets for operating profit, revenue and operating free cash flow. These targets will include the performance of the Philippines business following the successful acquisition of CCBPI. For the CEO, his individual element will be assessed against objectives aligned to the key strategic areas of focus of the business, which include: market share, operational objectives, ESG and people targets. All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets refer to those measures that are defined within the ARR The 2024 LTIP award will continue to be based on a mix of EPS, ROIC, and CO2e reduction. Due to the timing of the acquisition of CCBPI, and to enable robust targets to be set for the combined business, the awards will be made in Q2. The targets will be set at stretching levels taking into account both our long-term plan and external forecasts. Targets will be fully disclosed in next year’s ARR. Following the end of the performance period, LTIP awards will be subject to an additional two-year holding period. Looking ahead We regularly monitor the performance of our remuneration policy and will continue to engage with shareholders where necessary to ensure we are implementing the policy in a way which is aligned with both good governance and commercial best practice. While the targets for the 2023 LTIP were substantially increased to reflect our CO2e reduction trajectory at the time of grant, the Committee is conscious that the targets for the 2022 LTIP (due to vest in March 2025) were set in a consistent manner with those for the 2020 and 2021 awards. As such, the Committee will keep performance against the 2022 targets under review and ensure that the overall outcome appropriately reflects underlying performance at the point of vesting. Our remuneration policy and outcomes reflect a strong emphasis on performance-related pay, aligned to shareholder interests and our strategic aims. I hope we continue to receive your support in respect of our ARR at our forthcoming AGM in May 2024. John Bryant, Chairman of the Remuneration Committee 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 128 Statement from the Remuneration Committee Chairman continued

Governance framework Key principle Application to policy Current implementation Focused on delivering our business strategy Annual bonus and LTIP measures aligned to the KPIs of the business Annual bonus metrics LTIP metrics Operating profit EPS Revenue ROIC Operating free cash flow Co2e See ARR for definitions Simple, transparent and aligning the interests of management and shareholders • Only two simple incentive plans operated • Strong focus on pay for performance • Majority of remuneration package delivered in shares • Significant shareholding requirement of three times salary • CEO pension aligned to wider workforce CEO pay mix linked to performance at target Able to be cascaded through the organisation and applicable to the wider workforce The same remuneration framework is applied to all members of the ELT (but with lower incentive levels) Variable remuneration should be performance related against stretching targets Targets are set at stretching levels in the context of the business plan and external forecasts • Target performance linked to business plan • Maximum payout requires performance significantly above plan Summary of remuneration policy table Fixed pay Annual bonus LTIP Key features Base salary Annual increases will normally take into account business performance and increases awarded to the general workforce Benefits A range of benefits may be provided in line with market practice Pension • Can participate in the UK pension plan or receive a cash allowance on the same basis as all other employees • Maximum employer contribution is £30k Key features • Target bonus opportunity is 150% of salary • Bonus calculated by multiplying the target bonus by a BPF (0-200%) and an IPF (0-120%) • Business and individual performance targets are set in the context of the strategic plan • Malus and clawback provisions may apply to awards • Discretion to adjust the formulaic outcome up or down taking into account all relevant factors Key features • Based on performance measures aligned to the strategic plan and measured over at least three financial years • Target LTIP award is 250% of salary (500% of salary maximum) • Malus and clawback provisions may apply to awards • Two year holding period applied after vesting • Discretion to adjust the formulaic vesting outcome up or down taking into account all relevant factors Link to strategy Supports recruitment and retention of Executive Directors of the calibre required for the long-term success of the business Link to strategy • Incentivises delivery of the business plan on an annual basis • Rewards performance against key indicators which are critical to the delivery of the strategy Link to strategy • Focused on delivery of Group performance over the long term • Delivered in shares to provide alignment with shareholders’ interests A full copy of the Remuneration policy can be found on pages 122–129 of the 2022 Integrated Report, in the reports & results section of the investor section of our website at cocacolaep.com/investors All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets for 2024 refer to those measures that are defined within the ARR Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 129 Overview of remuneration policy 22% Fixed pay 29% Annual bonus 49% LTIP

Overview of 2023 remuneration performance Overview of 2024 CEO remuneration framework CCEP share price(A) (US$) Reported long-term KPIs Fixed pay Annual bonus LTIP 70 65 60 55 50 31 Dec 2022 31 Dec 2023 (A) Nasdaq listing 2023 CEO single figure CEO shareholding £1.4m (11%) £3.5m (29%) £7.4m (60%) As at 31 Dec 2023 2,156% of salary 300% of salary Fixed pay 2023 total value Annual bonus £12.3m Current shareholding LTIP Shareholding requirement (B) Comparable diluted EPS and comparable ROIC are non-IFRS performance measures. Refer to ‘Note regarding the presentation of alternative performance measures’ on pages 81-82 for the definition of our non-IFRS performance measures and to page 90 for a reconciliation of reported to comparable results. Annual bonus outcomes Operating profit 1.91x target Revenue 1.03x target Operating free cash flow e t 1.95x target Bonus pay out = 79% of maximum (including IPF of 1.15x) Comparable EPS(B) Comparable ROIC(B) CO2e reduction per litre (Europe reduction 2020-2023) Base salary 2.0% increase for 2024 £1.27m Benefits • Car allowance • Private medical • School fees • Financial planning Pension Pension scheme contribution and cash in lieu aligned to wider workforce £27k All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets for 2023 outcomes and for 2024 refer to those measures that are defined within the ARR. Read more in the Annual report on remuneration from page 131 1 Operating profit 50% 2 Revenue 30% 3 Operating free cash flow 20% 0x–1.2x Individual multiplier 150% 360% Target Maximum 1 ROIC 42.5% 2 EPS 42.5% 3 Reduction in CO2e 15.0% 250% 500% Target Maximum Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 130 Remuneration at a glance 1 2 3 1 2 3 17.4%2023 10.3%2023 9.1%2022 9.2%2021 3.712023 3.392022 2.832021

Remuneration outcomes for 2023 The following pages set out details of the remuneration received by Directors for the financial year ending 31 December 2023. Prior year figures have also been shown. Audited sections of the report have been identified. The Directors’ remuneration in 2023 was awarded in line with the remuneration policy, which was approved by shareholders at the AGM in May 2023. Single figure table for Executive Directors (audited) Individual Year Salary (£000) Taxable benefits (£000) Pension (£000) Fixed pay (£000) Annual bonus (£000) Long-term incentives (£000) Variable remuneration (£000) Total remuneration (£000) Damian Gammell 2023 1,235 99 27 1,361 3,525 7,396(A) 10,921 12,282 2022 1,208 135 26 1,369 3,730 7,054(B) 10,784 12,153 (A) Estimated value based on three month average share price and exchange rate at 31 December 2023 of US$61.15 (£49.25) and includes £589,000 cash payment in respect of dividend equivalents to be paid on the vested Shares. Number will be restated in next year’s single figure table to show the final value on the vesting date of 15 March 2024. Around £650,000 of the vest value is attributable to share price appreciation. (B) Restated from £6,720,000 in last year’s single figure table to reflect actual share price on vesting date of $55.09 (£45.25) on 17 March 2023 applied to 144,544 vested Shares and £513,000 cash payment in respect of dividend equivalents paid on the vested Shares. Notes to the single figure table for Executive Directors (audited) Base salary Damian Gammell received a salary increase of 2.0% from £1,217,098 to £1,241,440 effective from 1 April 2023. This increase was significantly lower than the merit increase provided to the wider GB workforce of 6.0%. Taxable benefits During the year, Damian Gammell received the following main benefits: car allowance (£14,000), financial planning allowance (£10,000), schooling allowance (£50,000 net) and family private medical coverage (£7,000). Pension The pension provisions that apply to Damian Gammell are aligned to all other GB employees. Damian Gammell elected to receive a contribution into the pension scheme up to the annual allowance with the balance up to the maximum allowed by the Remuneration Policy as a cash allowance. This equates to a total payment of £30,000 from CCEP inclusive of employer National Insurance contributions (i.e. the actual benefit received by Damian Gammell is less than £30,000 per year). Annual bonus Around 12,000 people across the organisation participate in the annual bonus (~38% of our total workforce). Around 70% of our employees participate in annual variable remuneration plans in total, including the annual bonus, sales incentive plans (~22% of our people), and local incentive plans (~25% of our people). Overview of CCEP’s annual bonus design The 2023 CCEP annual bonus plan was designed to incentivise the delivery of the business strategy and comprised the following elements: Business Performance Factor (BPF) – Provides alignment with our core objectives to deliver strong financial performance against our main financial performance indicators of operating profit (50%), revenue (30%) and operating free cash flow (20%). Individual Performance Factor (IPF) – Individual objectives were also set for Damian Gammell, focused on a number of areas which are aligned to key longer-term strategic objectives of the business. In line with the remuneration policy, Damian Gammell had a target bonus opportunity of 150% of salary. Actual payments range from zero to a maximum of 360% of salary depending on the extent to which business and individual performance measures were achieved. Target bonus (150% of base salary) BPF (0x to 2.0x) IPF (0x to 1.2x) Final bonus outcome (0% to 360% of base salary) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 131 Annual report on remuneration

2023 annual bonus outcome – BPF As set out in the Statement from the Remuneration Committee Chairman (page 127) overall performance in 2023 has been strong. This has been reflected in the annual bonus outcome, with performance for all three financial measures being above target. Performance targets Performance outcomes Measure Weighting Threshold (0.25x multiplier) Target (1x multiplier) Maximum (2x multiplier) Actual outcome Multiplier achieved Operating profit(A) 50% €2,135m €2,286m €2,437m €2,423m 1.91x Revenue(B) 30% €17,772m €18,636m €19,254m €18,655m 1.03x Operating free cash flow(C) 20% €2,074m €2,305m €2,489m €2,481m 1.95x Total 100% 1.65x (A) Comparable operating profit on a FX neutral basis at budget rates. (B) Revenue on a FX neutral basis at budget rates. (C) Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on an FX neutral basis at budget rates. 2023 annual bonus outcome – IPF To determine an appropriate IPF, the Chairman of the Board assesses Damian Gammell’s performance against the individual performance objectives that were set at the start of the year. The outcome is then discussed with and recommended by the Committee for final approval by the Board. Damian Gammell once again provided exceptional leadership of the business during 2023 within a very challenging external environment. He delivered strongly against his individual objectives outlined below, and the Board determined that his IPF should be set at 1.15x for the year. Further details of some of the specific objectives, which link to our strategy pillars (great brands, great people, great execution, done sustainably) achieved, are included in the table below: 2023 objectives Performance delivered Strategic objective Value share growth in sparkling • Full year sparkling volume maintained versus 2022. Value share growth target in sparkling not met. • NARTD value share gains across measured channels both in-store & online M&A • Acquisition of CCBPI completed in February 2024 Competitiveness • Delivered savings significantly ahead of target Diversity and inclusion • Increase in senior management gender ratio • Exceeded disability inclusion target(A) (A) Calculated based on the total number of employees responding to our voluntary 2023 inclusion survey (representing 38.4% of our workforce) and the number of employees self-declaring as having a disability. Link to strategy Great brands Great people Great execution Done sustainably 2023 annual bonus outcome – calculation Based on the level of performance achieved, as set out above, this resulted in a cash bonus paid following the year end to Damian Gammell as follows: Target bonus (150% of base salary) BPF (1.65x) IPF (1.15x) Final bonus outcome (285% of base salary) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 132 Annual report on remuneration continued

Long-term incentives Awards vesting for performance in respect of 2023 The 2021 LTIP award was subject to EPS, ROIC and CO2e reduction performance targets measured over the three year performance period from 1 January 2021 to 31 December 2023. Performance targets(D) Measure Weighting Threshold (25% vesting) Target (100% vesting) Maximum (200% vesting) Actual performance outcome Final vesting level EPS(A) 42.5% €3.04 €3.41 €3.67 €3.78 2.00x ROIC(B) 42.5% 8.3% 9.2% 9.9% 10.4% 2.00x CO2e reduction(C) 15% 6.0% per litre 8.0% per litre 10.0% per litre 17.4%(α) per litre 2.00x Total formulaic vesting level 2.00x Total vesting after discretion 1.85x (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales. (B) ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for brand sales and material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. (C) Target based on entire value chain in Europe. (D) Straight-line vesting between each vesting level shown. (α) This metric was subject to external independent limited assurance for the year ended 31 December 2023. Please see cocacolaep.com/sustainability/download-centre for our 2023 assurance statement. In assessing the formulaic vesting outcome of the 2021 LTIP, the Committee additionally undertook a holistic assessment of overall performance over the three year period to determine whether the formulaic outcome was an appropriate vesting level for all participants (around 275 people who occupy the most senior roles in the business) and reflected underlying Company performance. The Committee took into account a wide range of performance reference points, including financial performance, returns to shareholders, the stakeholder experience and our sustainability achievements, as described below. As a result of the assessment the Committee determined the overall performance of the business to be strong. However, as outlined in the Statement from the Remuneration Committee Chairman (page 127) the Committee considered it appropriate to follow a similar approach to that used for the 2020 LTIP and apply downwards discretion in respect of the final vesting level for the CO2e reduction measure and cap this at target. This reduced the overall vesting level to 1.85x target, and the Committee believes this to be a fair reflection of overall performance. As the award does not vest until 15 March 2024, the final value of the award has been estimated based on the average share price over the three month period from 1 October 2023 to 31 December 2023 of US$61.15 (£49.25). This would result in a final pay out of around £7.4 million including the value of the cash payment to be received in respect of dividend equivalents accrued during the performance period. As outlined in the Chairman’s letter, this value included the benefit of the significant increase in share price over the three year performance period, which has delivered over £6 billion of value to shareholders over the same period. The actual value on the vesting date will be reported in next year’s ARR. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 133 Annual report on remuneration continued

Holistic review of overall performance over 2021 LTIP performance period Overall business performance • NARTD value share growth over the performance period (2021 = +40bps, 2022 = +10bps, and 2023 = +10bps). • Largest FMCG value creator in Europe, and largest NARTD value creator in Australia and New Zealand – created over €1.3 billion of value in 2023 for our customers in Europe, Australia and New Zealand. Across the three year performance period, we created over €3.2 billion of value for customers across our markets, by focusing on core brands, in-market execution and revenue growth management initiatives. • Strong revenue per unit case (FY23 +8.5%, Europe: +8.0% and API: +11.0%) driven by positive headline price increases and promotional optimisation alongside favourable mix. • We committed to rebasing our cost base versus pre-pandemic levels. As a % of revenue, our comparable operating expenses are lower now (FY23: 24%), in-line with last year (FY22: 24%), mitigating inflationary pressures with productivity initiatives and more importantly below 2019 (FY19: 26%). • Strong comparable free cash flow generation of €1.7 billion in 2023, in-line with our medium-term objective of at least €1.7 billion. Shareholder experience • Share price performance – highest share price in history of company of $66.82 achieved during the performance period, and exceeded in early 2024. Share price as at the date of signing the report remains over 25% above the grant price. • Significant value delivered to shareholders through continued payments of dividends - FY23 dividend per share of €1.84 (+9.5% versus 2022), and cumulative dividends of €2.2 billion over the period, maintaining an annualised dividend pay-out ratio of approximately 50%. • Strong TSR growth – 50% growth over the three year period, which was top decile performance versus FMCG peers and out-performed the FTSE 100 (32%), Euronext 100 (37%) and S&P 500 (34%). Successful acquisition and integration of CCL • Completed the acquisition of Coca-Cola Amatil (CCL) in May 2021 to become a truly global bottler and solidify our position as the largest Coca-Cola bottler by revenue in the world. • Integration now well advanced, with portfolio reorientation initiatives completed, and strong financial performance in 2023 (achieving both revenue and operating profit growth versus last year(A)). (A) On a comparable and FX neutral basis Continued delivery of our sustainability agenda • CCEP’s focus on long-term value creation and innovation positions sustainability at the heart of everything we do. Over the 2021 LTIP performance period we delivered the following: – 16.7% reduction across our Scope 1, 2 and 3 GHG emissions since 2019. – Reduction in our Group Water Use Ratio of 4.9% versus 2019. – Continued to exceed our target to use &gt;50% rPET, reaching 54.6% across the Group, and 59.2% in Europe in 2023. – 48.3% of our volume sold came from low or no calorie products, making progress against our target to reach 50% by 2030. Wider workforce and other stakeholder experiences • Our primary focus throughout the performance period, in the context of the global COVID-19 pandemic and macro geopolitical environment, was on the safety and wellbeing of our colleagues. This included emotional and mental wellbeing support through a COVID-19 support hub, an expanded EAP, and a significant Mental Health First Aider programme to provide ongoing support to all employees. • In recognition of the rising cost of living, one-off payments were delivered in 2022 to our lowest paid colleagues in selected markets. • As disclosed in previous remuneration reports, there was limited financial impact on all employees during the COVID-19 pandemic, with continued frontline and Group incentive payouts, limited use of government support schemes, with a total value received of less than 0.2% of total employee expenditure, and continued salary increases for over 75% of employees in 2021. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 134 Annual report on remuneration continued

• In 2022, we launched the new global Employee Share Purchase Plan (ESPP), which gives our employees the opportunity to buy Shares in CCEP on a regular basis. For every share an employee purchases, CCEP will provide a matching share, up to an agreed limit. In Great Britain, we offer a similar opportunity under an employee share plan, which makes use of a tax-efficient opportunity for employees to become shareholders through salary sacrifice arrangements. Around 43% and 75% of eligible employees were participating in the global ESPP and Great Britain share plan, respectively, on 31 December 2023. • Focus on our communities – Our employees in Europe volunteered 32,500 hours with a total of €14.8 million in community investment in Europe and API. Our Support My Cause initiative enables employees to nominate local charities they feel passionately about for a donation from the business. Since 2019, we have donated €1.2 million to 200 local charities and community groups across our territories. In addition, in 2023, we donated over €400,000 to support 125 grassroots charitable and community partnerships located close to our sites and offices. • Focus on our customers – We have an unrivalled customer coverage with which we jointly create value, with more than €3 billion added to the FMCG industry since 2021. Awards granted in 2023 (audited) A conditional award of performance share units (PSUs) was granted under the CCEP LTIP to Damian Gammell on 13 March 2023, with a target value of 250% of salary in line with the remuneration policy. The performance measures were unchanged from the prior year and continued to align with the long-term strategy – EPS, ROIC and CO2e reduction. Financial targets were set at stretching levels and on the same basis as in prior years, taking into account both our long-term plan and external forecasts. Targets for CO2e reduction were significantly increased versus those used for prior awards. Further details are set out below: Individual Date of award Maximum number of Shares under award Target number of Shares under award(A) Closing Share price at date of award Face value Performance period Normal vesting date Damian Gammell 13 Mar 2023 130,738 65,369 US$55.20 US$7,216,738 1 Jan 2023 – 31 Dec 2025 13 Mar 2026 (A) Number of Shares awarded calculated using 10 day average share price to the normal grant date (13 March 2023) of US$55.13. The vesting of awards is subject to the achievement of the following performance targets: Vesting level(D) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) EPS achieved in the final year of the performance period (FY 2025) 42.5% €3.63 €4.07 €4.37 ROIC(B) ROIC achieved in the final year of the performance period (FY 2025) 42.5% 10.8% 12.0% 13.1% CO2e reduction(C) Relative reduction in total value chain GHG emissions since 2022 (gCO2e/litre) 15% 12.0% per litre 14.5% per litre 17.0% per litre (A) Comparable and on a tax and currency neutral basis, adjusted for brand sales. Should there be share repurchases during the performance period, an adjustment will be made to neutralise for the impact of share repurchases and will be fully disclosed at the time of vesting. (B) ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for brand sales and material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. (C) Target based on entire Group value chain. (D) Straight-line vesting between each vesting level (shown). Any award vesting for the CEO will be subject to a two year post-vesting holding period. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 135 Annual report on remuneration continued

Historical TSR performance and CEO remuneration outcomes The chart below compares the TSR performance of CCEP from admission up until 31 December 2023 with the TSR of the Euronext 100, the FTSE 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as to CCEP. 30 trading day average data: against S&P 500, Euronext 100 and FTSE 100 Total shareholder return data CCEP S&P 500 Euronext 100 FTSE 100 May 2016 Dec 2016 Dec 2017 Dec 2018 Dec 2019 Dec 2020 Dec 2021 Dec 2022 Dec 2023 0 50 100 150 200 250 300 The following table summarises the historical CEO’s single figure of total remuneration and annual bonus pay out as a percentage of the maximum opportunity over this period: 2016(A) 2016(A) 2017 2018 2019 2020 2021 2022 2023 John Brock Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell CEO single figure of remuneration (‘000) US$3,890 £27 £3,716 £3,821 £7,839 £5,513 £7,672 £12,153(B) £12,282 Annual bonus pay out (as a % of maximum opportunity) 31.23% 40.6% 60.7% 63.1% 43.7% 35.3% 84.1% 85.8% 79.3% LTI vesting (as a % of maximum opportunity) N/A N/A N/A N/A 59.0% 36.5% 45.0% 92.5% 92.5% (A) The figures for 2016 are in respect of the period for which each individual served as CEO during the year. John Brock served as CEO from 29 May to 28 December 2016. Damian Gammell served as CEO from 29 December to 31 December 2016. (B) Restated from last year’s single figure to reflect the actual share price on vesting date for the 2020 LTIP. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 136 Annual report on remuneration continued

Percentage change in CEO and Director remuneration The table below shows the percentage change in CEO and Director remuneration from 2022 to 2023 (and between prior years) compared to the average percentage change in remuneration for all employees of the Parent Company, in line with the revised reporting regulations. 2023 2022 2021 2020 Comparator Base salary/fee Taxable benefits Annual bonus Base salary/fee Taxable benefits(H) Annual bonus Base salary/fee Taxable benefits(H) Annual bonus Base salary/fee Taxable benefits(H) Annual bonus CEO 2.2% (26.7)% (5.5)% 2.5% 0.7% 4.6% 0.4%(I) 0.0% 139.4% 2.0% 5.5% (17.5)% All employees 4.3% 0.5% (7.0)% 3.4% 0.6% 11.7% 1.7% 1.1% 139.9% 2.7% 0.2% (21.9)% Other Directors Sol Daurella 1.3% 133.3% n/a 2.4% 200.0% n/a 0.0% 0.0% n/a 0.5% 0.0% n/a Manolo Arroyo(A) 4.5% (87.5)% n/a 71.9% n/a n/a n/a n/a n/a n/a n/a n/a Jan Bennink(B) (61.0)% (100.0)% n/a (7.8)% 200.0% n/a 0.0% 100.0% n/a 0.0% (66.7)% n/a John Bryant(C) 17.9% (11.1)% n/a 3.5% 125.0% n/a n/a n/a n/a n/a n/a n/a Jos&eacute; Ignacio Comenge 1.0% 33.3% n/a 2.0% 125.0% n/a 0.0% 300.0% n/a 1.0% (80.0)% n/a Christine Cross(B) (65.4%) (100.0)% n/a 1.6% 80.0% n/a 0.0% 400.0% n/a (1.5)% (75.0)% n/a Nathalie Gaveau 12.2% 200.0% n/a 6.5% 200.0% n/a 0.0% 0.0% n/a 0.0% (66.7)% n/a &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 1.2% 62.5% n/a 2.4% 100.0% n/a 0.0% 100.0% n/a 0.0% (71.4)% n/a Mary Harris(D) n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a Thomas H. Johnson 7.8% 23.1% n/a 2.7% 550.0% n/a 0.0% n/a n/a 3.5% (100.0)% n/a Dagmar Kollmann 3.8% 20.0% n/a 16.8% 150.0% n/a 0.0% 300.0% n/a 71.2% (83.3)% n/a Alfonso L&iacute;bano Daurella (2.9)% 66.7% n/a 1.0% n/a n/a 0.0% n/a n/a 1.0% (100.0)% n/a Nicolas Mirzayantz(D) n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a Mark Price 5.5% 100.0% n/a 5.8% 200.0% n/a 0.0% 0.0% n/a 71.7% (50.0)% n/a Nancy Quan(D) n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a Mario Rotllant Sol&aacute; 8.0% 33.3% n/a 14.3% 125.0% n/a 0.0% 300.0% n/a 1.0% (80.0)% n/a Brian Smith(B)(F) (59.2)% (83.3)% n/a 6.5% 500.0% n/a 109.1% n/a n/a n/a n/a n/a Dessi Temperley(E) 8.0% (30.0)% n/a 15.3% 150.0% n/a 69.0% n/a n/a n/a n/a n/a Garry Watts(G) (5.6)% (16.7)% n/a (7.5)% 50.0% n/a 0.0% n/a n/a 0.8% (100.0)% n/a (A) Appointed to the Board on 26 May 2021. (B) Resigned from the Board on 24 May 2023. (C) Appointed to the Board on 1 January 2021. (D) Appointed to the Board on 24 May 2023. (E) Appointed to the Board on 27 May 2020. (F) Appointed to the Board on 9 July 2020. (G) Resigned from the Board on 31 December 2023. (H) Reduction and increases in taxable benefits reflect the impact of travel restrictions across 2020, 2021 and 2022. (I) No increase was applied for 2021, but small increase reflects the 2020 salary increase applying only from 1 April 2020. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 137 Annual report on remuneration continued

Relative importance of spend on pay The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2023 and 2022, along with the percentage change of each. 2023 2022 % change Total employee expenditure €2,433m €2,318m 5.0% Dividends(A) €841m €763m 10.2% (A) There were no share buybacks in 2022 or 2023. CEO pay ratio The table below shows the ratio of the CEO’s single figure of remuneration for 2023 to the 25th percentile, median and 75th percentile total remuneration of full time equivalent GB employees. The ratio is heavily influenced by the fact that the CEO participates in the LTIP. If the LTIP were excluded from the calculation, then the median ratio would be 75:1. The main reason for the increase in the ratio from 2022 to 2023 is driven by a change in the disclosed LTIP value for the CEO. Year Method 25th percentile ratio Median ratio 75th percentile ratio 2023 Option B 246:1(A) 189:1(B) 150:1(C) 2022 281:1 171:1 130:1 2021 221:1 162:1 92:1 2020 175:1 105:1 83:1 2019 250:1 169:1 111:1 (A) The individual used in this calculation received total pay and benefits of £50,000 (of which £36,000 was salary). (B) The individual used in this calculation received total pay and benefits of £65,000 (of which £52,000 was salary). (C) The individual used in this calculation received total pay and benefits of £82,000 (of which £56,000 was salary). The Committee has chosen Option B (hourly gender pay gap information as at 5 April 2023) to determine the ratios, as that data was already available and provides a clear methodology to calculate full time equivalent earnings. No component of pay and benefits has been omitted for the purposes of the calculations. The Committee is satisfied that the individuals whose remuneration is used in the above calculations are reasonably representative of employees at the three percentile points, having also reviewed the remuneration for individuals immediately above and below each of these points, and noted that the spread of ratios was acceptable. No adjustments were made to the three reference points selected. The Committee believes the median ratio is consistent with the pay and reward policies for CCEP’s GB employees. CCEP is committed to offering an attractive package for all employees. Salaries are set with reference to factors such as skills, experience and performance of the individual, as well as market competitiveness. All employees receive a wide range of employee benefits and a large number are eligible for an annual bonus. Our LTIP is designed to link remuneration to the delivery of long-term strategic objectives and therefore participation is typically offered to senior employees who have the ability to influence these outcomes. The 25th percentile, median and 75th percentile employees identified in the above calculation do not participate in the LTIP. As the CEO participates in the LTIP, the ratio will be influenced by vesting outcomes and will likely vary year on year. In consideration of these points, the Committee considers that the levels of remuneration are appropriate. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 138 Annual report on remuneration continued

Payments to past Directors (audited) There were no payments to past Directors during the year. Payments for loss of office (audited) There were no payments for loss of office during the year. Statement of Directors’ share ownership and share interests (audited) Interests of the CEO The CEO is required to hold 300% of their base salary in Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (after tax) must be retained. The guideline continues to apply for one year following termination of employment. Share ownership requirements and the number of Shares held by Damian Gammell are set out in the table below. Interests in Shares at 31 December 2023 Interests in share incentive schemes subject to performance conditions at 31 December 2023(A)(B)(C) Interests in share option schemes(A)(B) Share ownership requirement as a % of salary Share ownership as a % of salary achieved at 31 December 2023 Shareholding guideline met Damian Gammell(D) 510,907 443,920 324,643 300% 2,156% &uuml; (A) For further details of these interests, please refer to footnote (C) of the outstanding awards table below. (B) Do not count towards achievement of the share ownership guideline. (C) The CEO has no interests in share incentive schemes not subject to performance conditions at 31 December 2023. (D) A further 138,201 shares will vest under the 2021 LTIP on 15 March 2024. Details of the CEO’s share awards are set out in the table below. Director and grant date Form of award Exercise price Number of Shares subject to awards at 31 December 2022 Granted during the year Vested during the year Exercised during the year Lapsed during the year Number of Shares subject to awards at 31 December 2023 End of performance period Vesting date Damian Gammell(A) 17 Mar 2020 PSU(B) N/A 156,264 – 144,544 N/A 11,720 – 31 Dec 2022 17 Mar 2023 29 Sep 2021 PSU(C)(D) N/A 149,406 – – N/A – 149,406 31 Dec 2023 15 Mar 2024 10 Mar 2022 PSU(C) N/A 163,776 – – N/A – 163,776 31 Dec 2024 10 Mar 2025 13 Mar 2023 PSU(C) N/A – 130,738 – N/A – 130,738 31 Dec 2025 13 Mar 2026 (A) In addition, the CEO has 324,643 vested but unexercised options with an expiry date of 5 November 2025 and an exercise price of US$39.00. No options were exercised by the CEO during the year. (B) The performance condition was satisfied at 92.5% of maximum on 31 December 2022. Award vested on 17 March 2023. (C) The number of Shares shown is the maximum number of Shares that may vest if the performance targets are met in full. (D) The 2021 PSU awards will vest at 185% of target (138,201 shares) on 15 March 2024. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 139 Annual report on remuneration continued

Interests of other Directors (audited) The table below gives details of the Share interests of each NED either through direct ownership or connected persons. Interests in Shares at 31 December 2023 Sol Daurella(A)(B) 33,385,384 Manolo Arroyo – Jan Bennink(C) 49,790 John Bryant 3,340 Jos&eacute; Ignacio Comenge(A)(D) 7,842,464 Christine Cross(C) – Nathalie Gaveau – &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar(A) 3,143,876 Mary Harris(E) – Thomas H. Johnson 14,000 Dagmar Kollmann – Alfonso L&iacute;bano Daurella(A) 6,701,540 Nicolas Mirzayantz(E) 7,930 Mark Price – Nancy Quan(E) – Mario Rotllant Sol&aacute; – Brian Smith(C) – Dessi Temperley – Garry Watts(F) 10,000 (A) Shares held indirectly through Olive Partners. The number of Shares increased slightly during the year as a result of a reduction in Olive Partners’ share capital. (B) For the purposes of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), Sol Daurella (and her connected persons within the meaning of section 252 of the Companies Act) are deemed to be interested in the shares held by Olive by virtue of their indirect minority interest in Cobega S.A, which indirectly owns 57.5% of Olive. (C) Resigned from the Board on 24 May 2023. Share interests stated are as at the date of resignation. (D) Jos&eacute; Ignacio Comenge’s Share interests increased to 7,855,504 on 12 February 2024 following an increase to his overall holding in Olive Partners. (E) Appointed to the Board on 24 May 2023. (F) Resigned from the Board on 31 December 2023. Share interests stated are as at the date of resignation. Dilution levels The terms of the Company’s share plans set limits on the number of newly issued Shares that may be issued to satisfy awards. In accordance with guidance from the Investment Association, these limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans. Single figure table for NEDs (audited) The following table sets out the total fees and taxable benefits received by the Chairman and NEDs for the year ended 31 December 2023. Prior year figures are also shown. 2023 (£’000) 2022 (£’000) Individual Base fee Chairman/ Committee fees Taxable benefits(D) Total fees Base fee Chairman/ Committee fees Taxable benefits(D) Total fees Sol Daurella 582 30 7 619 578 26 3 607 Manolo Arroyo 85 30 1 116 84 26 8 118 Jan Bennink(A) 34 12 0 46 84 34 12 130 John Bryant 85 53 8 146 84 33 9 126 Jos&eacute; Ignacio Comenge 85 16 12 113 84 16 9 109 Christine Cross(A) 34 11 0 45 84 46 9 139 Nathalie Gaveau 85 25 9 119 84 14 3 101 &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 85 0 13 98 84 – 8 92 Mary Harris(B) 51 19 14 84 – – – – Thomas H. Johnson 117 48 16 181 116 37 13 166 Dagmar Kollmann 85 52 12 149 84 48 10 142 Alfonso L&iacute;bano Daurella 85 16 5 106 84 20 3 107 Nicolas Mirzayantz(B) 51 9 13 73 – – – – Mark Price 85 30 12 127 84 25 6 115 Nancy Quan(B) 51 9 8 68 – – – – Mario Rotllant Sol&aacute; 85 36 12 133 84 28 9 121 Brian Smith(A) 34 6 2 42 84 14 12 110 Dessi Temperley 85 37 7 129 84 29 10 123 Garry Watts(C) 85 32 5 122 84 40 6 130 (A) Resigned from the Board on 24 May 2023. (B) Appointed to the Board on 24 May 2023. (C) Resigned from the Board on 31 December 2023. (D) Taxable benefits mainly relate to travel and accommodation costs in respect of attendance at Board meetings with FX rates used as at the date of the relevant meeting. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 140 Annual report on remuneration continued

Implementation of remuneration policy for 2024 Base salary Damian Gammell will receive a 2.0% salary increase effective 1 April 2024. This is lower than the average merit increase provided to the wider GB workforce of 3.5%. Individual 2023 salary 2024 salary (effective from 1 April) % increase Damian Gammell £1,241,440 £1,266,269 2.0% Taxable benefits No significant changes to the provision of benefits are proposed for 2024. The main benefits for Damian Gammell will continue to include allowances in respect of: a car, financial planning, schooling and private healthcare. Pension No changes are proposed in respect of the pension provision for Damian Gammell. He will continue to receive a contribution into the pension scheme up to the annual allowance, with the balance up to the maximum allowed by the Remuneration Policy (£30,000 inclusive of employer National Insurance contributions) as a cash allowance. Annual bonus No changes have been made to the structure of the annual bonus plan for 2024, and the opportunity for Damian Gammell will remain unchanged at 150% of salary for target performance and 360% for maximum performance. Performance will continue to be assessed against financial and individual performance measures on a multiplicative basis as set out on page 131. The financial measures and relative weightings will also remain unchanged. Measure Definition Weighting Operating profit Comparable operating profit on a FX neutral basis at budget rates 50% Revenue Revenue on a FX neutral basis at budget rates 30% Operating free cash flow Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on a FX neutral basis at budget rates 20% In determining the IPF for Damian Gammell for 2024, he will be assessed against a number of objectives which are aligned to the key longer-term strategic objectives of the business, which include: Objectives include: Strategic objective • Growth in volume and volume share aligned with the business plan • Succession planning • Operational targets relating to our recent acquisitions • Sustainability objectives Link to strategy Great brands Great people Great execution Done sustainably The actual financial targets are not disclosed prospectively, as they are deemed commercially sensitive. We intend to disclose them in next year’s ARR. A fuller description of individual performance objectives, including specific quantitative measures (where appropriate) and their outcomes, will also be disclosed in next year’s ARR. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 141 Annual report on remuneration continued

Long-term incentive Damian Gammell’s long-term incentive opportunity for 2024 will be aligned with the limits set out in the remuneration policy. He will be granted a target award of 250% of salary and may receive up to two times this target award if the maximum performance targets are achieved. The 2024 LTIP award will continue to be based on a mix of EPS, ROIC and CO2e reduction, unchanged from last year, and the targets will be set at stretching levels taking into account both our long-term plan and external forecasts. Due to the timing of the acquisition of CCBPI, and to enable robust targets to be set for the combined business, the awards will be made in Q2. Full details of the targets will be disclosed in next year’s ARR. Following the end of the performance period, awards will be subject to an additional two year holding period. Chairman and NED fees The NED base fee, Chairman fee were increased by 3.5% with effect from 1 April 2024, as outlined below, alongside increases to the additional fee for the Senior Independent Director and Committee membership fees. Fees were last increased with effect from 1 April 2022, other than for the Nomination Committee which were last increased with effect from 1 April 2023. Role Current fees Fees effective 1 April 2024 Chairman £582,000 £602,250 NED basic fee £85,000 £88,000 Additional fee for Senior Independent Director £31,750 £32,750 Additional fee for Committee Chairman Audit and Remuneration Committees £37,250 £37,250 Affiliated Transaction, Nomination and ESG Committees £36,000 £36,000 Additional fee for Committee membership Audit and Remuneration Committees £16,000 £16,500 Affiliated Transaction, Nomination and ESG Committees £15,500 £16,000 The Remuneration Committee The entire Board determines the terms of the compensation of the CEO and fees for the NEDs and Chairman and approves the remuneration policy, all on the Committee’s recommendation. The Committee is also responsible for setting the remuneration for each member of the ELT reporting to the CEO. The Terms of Reference can be found on our website at cocacolaep.com/about- us/governance/committees. Remuneration Committee members and attendance In line with the Shareholders’ Agreement, the Committee has five members, as set out on pages 95-99. There are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by ER. The Committee formally met five times during the year. Attendance is set out in Table 2 on page 110 of the Corporate governance report. As described in the remuneration policy, the Committee receives an annual report in respect of wider workforce remuneration, including pay and reward policies, which informs its decisions on executive pay. The Committee does not engage directly with employees on the issue of executive pay; however, within CCEP, employee groups are regularly consulted about matters affecting employees, including our strategy, Company performance, culture and approach to reward, and this feedback informs decisions on people matters and other activities. Support for the Remuneration Committee Deloitte was appointed by the Remuneration Committee in 2016 following a selection process. During the year, Deloitte provided the Committee with external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct relating to executive remuneration consulting in the UK. The Committee is satisfied that the engagement partner and team that provide advice to the Committee do not have connections with CCEP or individual Directors that may impair their independence. During 2023, the wider Deloitte firm also provided CCEP with other tax and consultancy services. Total fees received by Deloitte in relation to the remuneration advice provided to the Committee during the year amounted to £61,400 based on the required time commitment. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 142 Annual report on remuneration continued

Remuneration Committee key activities The table below gives an overview of the key agenda items discussed at each scheduled meeting of the Remuneration Committee during 2023: Meeting date Key agenda items February 2023 • Approval of financial performance outcome for 2022 annual bonus • Approval of final vesting outcome for 2020 LTIP • Approval of 2022 annual bonus outcome for the ELT • Review of ELT individual objectives in respect of the 2023 annual bonus March 2023 • Approval of 2023 annual bonus financial performance measures and targets • Approval of 2023 LTIP opportunities • Review of Chairman and NED fees • Approval of 2023 ELT Remuneration packages • Review of 2022 Remuneration Report May 2023 • Review of Committee effectiveness • Advisor review • AGM voting update • Deloitte Market Update October 2023 • Review of 2023 annual bonus and 2021 LTIP performance • Review of Malus and Clawback Policy • Review of executive shareholding guidelines • Review of annual report on wider workforce remuneration December 2023 • Review of first draft of the 2023 Remuneration Report • Performance update for 2023 annual bonus • Base pay design for 2024 • Incentive design for 2024 The Chairman, CEO, CFO and the Chief People and Culture Officer attended meetings by invitation of the Committee to provide it with additional context or information, except where their own remuneration was discussed. Summary of voting outcomes The table below shows how shareholders voted in respect of the ARR and the remuneration policy at the AGM held on 24 May 2023: Resolution Votes for (%) Votes against (%) Number of votes withheld Approval of the ARR 81.46% 18.54% 477,284 Approval of the remuneration policy 99.10% 0.90% 70,554 This Directors’ remuneration report is approved by the Board and signed on its behalf by John Bryant, Chairman of the Remuneration Committee 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 143 Annual report on remuneration continued

The Directors present their report, together with the audited consolidated financial statements of the Group, and of the Company, for the year ended 31 December 2023. This Directors’ report has been prepared in accordance with the applicable disclosure requirements of the following: • Companies Act • Listing Rules (LRs) and DTRs • Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority (with which the Company complies voluntarily) • Rules promulgated by the US Securities and Exchange Commission Additional information and disclosures, as required by the Companies Act, LRs and DTRs, are included elsewhere in this Integrated Report and are incorporated into this Directors’ report by reference in Table 1. This Directors’ report, together with the Strategic Report on pages 1-90, represent the management report for the purpose of compliance with DTR 4.1.5R(2) and 4.1.8R. Directors Appointment and replacement of Directors The Articles set out certain rules that govern the appointment and replacement of the Company’s Directors. These are summarised as follows: • A Director may be appointed by either an ordinary resolution of shareholders or by the Board • Olive Partners and ER may each appoint a specified number of Directors, up to a set maximum, in accordance with their respective equity holding proportions in the Company • Replacement INEDs must be recommended to the Board by the Nomination Committee • The Board shall consist of a majority of INEDs • Directors (other than the initial Chairman, CEO and INEDs) must retire at each AGM, and may, if eligible, offer themselves for re-election • The minimum number of Directors (disregarding alternate Directors) is two Read more about the re-election and election of Directors in the Corporate governance report on page 112 Table 1 Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located as follows: Disclosure Section of report Page(s) Names of Directors during the year Board of Directors 94-99 Review of performance, financial position and likely future developments Strategic Report 81-90 Dividends Business and financial review and Note 16 to the consolidated financial statements 81-90, 197-198 Principal risks Principal risks section of the Strategic Report 68-78 Information on share capital relating to share classes, rights and obligations Note 16 to the consolidated financial statements, and the Share capital section in Other Group information 197-198, 253-254 Financial instruments and financial risk management Notes 12 and 26 to the consolidated financial statements 182-186, 214-217 Cash balances and borrowings Notes 10 and 13 to the consolidated financial statements 181, 186-190 Significant events after the reporting period Note 27 to the consolidated financial statements 217 Information on employment of disabled persons Forward on society – our people 23-24 Workforce engagement Forward on society – our people and Our stakeholders 23-25, 61-64 Business relationships with suppliers, customers and others Forward on society – people, Forward on supply chain and Our stakeholders 23-25, 32-34, 61-64 GHG and energy consumption Forward on climate, TCFD metrics and targets and GHG methodology, key performance data summary 37-40, 60, 234-241 Responsibility statement Directors’ responsibilities statement 147 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 144 Directors’ report

Powers of Directors The Directors may exercise all powers of the Company, in accordance with, and subject to, the Company’s Articles and any applicable legislation. Read more about the roles and responsibilities of the Board and the main Committees of the Board in the Governance and Directors’ Report on pages 103-146 Directors’ indemnity arrangements Qualifying third party indemnities were in place throughout 2023, and remain in place as at the date of this Integrated Report. Under these indemnities, the Company has agreed to indemnify the Directors of the Company, to the extent permitted by law, against losses and liabilities that may be incurred in executing the powers and duties of their office. Amendment of Articles The Articles may only be amended by a special resolution of the Company’s shareholders in accordance with the Companies Act. Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, ER or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall, at all times, contain a majority of INEDs may only be amended or repealed with the prior consent of a majority of the INEDs. The Articles are available at cocacolaep.com/about-us/governance. Political donations The Group made no political donations or contributions during 2023 (2022: nil). It is our policy not to make political donations or incur political expenditure. However, there may be uncertainty as to whether some normal business activities fall under the wide definitions of political donations, organisations and expenditure used in the Companies Act. We will therefore continue to seek shareholder approval to make political donations or incur expenditure as a precaution to avoid any inadvertent breach of the Companies Act. Shares Rights and obligations The rights and obligations relating to the Company’s Shares (in addition to those set out by law) are contained in the Articles. Restrictions on transfer of securities Olive Partners and TCCC are both subject to certain restrictions relating to the acquisition or disposal of Shares under the terms of the Shareholders’ Agreement. Other than those set out in the Shareholders’ Agreement, we are not aware of any agreements between shareholders that may result in a restriction of the transfer of securities or voting rights in the Company. Employee share schemes Shares issued under the Company’s employee share schemes rank pari passu with the existing Shares of the Company. Voting rights attached to Shares held on trust on behalf of participants in the GB Employee Share Plan are exercised by the trustee as directed by the participants. Significant shareholdings In accordance with DTR 5.8, Table 2 below shows the significant interests in Shares of which the Company has been notified as at 31 December 2023, and the date of this report. The shareholders identified have the same voting rights as all other shareholders. Share buyback programme The Company announced a share buyback programme on 13 February 2020, under which it proposed to reduce share capital by up to €1 billion through the purchase and cancellation of its own Shares (the Buyback Programme). Share purchases for the Buyback Programme were undertaken pursuant to shareholder authority granted at the 2019 AGM. In light of the significant and unprecedented macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced a suspension of the Buyback Programme. To maintain flexibility, the shareholder authority to purchase Shares was renewed at the 2023 AGM, under which the Company may purchase up to 45,826,533 Shares, representing 10% of the Company’s issued share capital at 5 April 2023, reduced by the number of Shares purchased or agreed to be purchased between 5 April and 24 May 2023. No Shares were purchased under this authority in 2023. We intend to seek to renew the authority to purchase Shares at the 2024 AGM. For more details, see the Share buyback programme section in Other Group information on page 254 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 145 Directors’ report continued

Table 2 Interests in Shares of which the Company has been notified Shareholder Percentage of total voting rights notified to the Company as at the year end(C) Number of voting rights notified to the Company as at the year end Percentage of total voting rights notified to the Company as at the date of this report(C) Number of voting rights notified to the Company as at the date of this report Cobega, S.A.(A) 36.1% 166,128,987 36.1% 166,128,987 TCCC(B) 19.01% 87,950,640 19.01% 87,950,640 (A) Held indirectly through its 56.03% owned subsidiary, Olive Partners. (B) Held indirectly through European Refreshments Unlimited Company. (C) Percentage interests disclosed calculated as at the date on which the relevant disclosure was made. These have not been updated to reflect changes in the total voting rights since notification and so may not represent the percentage interest as at 31 December 2023 or the date of this report. Change of control There are no agreements in place which provide compensation for loss of office or employment to any Director in the event of a takeover, except for certain provisions under the employee share plans, which may provide that certain outstanding awards may vest early in such an event. The Board considers that a change of control might have an impact on the following significant agreements: • Bottling agreements between the Group and TCCC • A bank credit facility agreement, under which the maximum amount available at 31 December 2023 was €1.8 billion • Note and guarantee agreement in relation to the A$250 million 4.20% Notes 2031 • Note and guarantee agreement in relation to the US$50 million 4.34% Notes 2023 Research and development TCCC’s second-largest innovation centre is based in Belgium, where products for Europe, the Middle East, Africa and part of South Asia are developed. CCEP does not have its own research and development centre, but the Company invests in and undertakes certain activities for the development of innovative solutions (such as packaging concepts or less energy, water and carbon intensive beverage manufacturing technology), digital capabilities and advanced analytics to drive the simplification of applications and platforms, and to support and grow its business in both its manufacturing and non-manufacturing operations.(D) (D) This policy has applied for the last three years. Independent auditor Disclosure of information to auditors Each of the Directors in office as at the date of this Integrated Report, confirms that: • so far as he or she is aware, there is no relevant audit information (as defined by section 418 of the Companies Act) of which the Company’s auditor is unaware. • he or she has taken all the reasonable steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. Auditor reappointment EY has expressed willingness to continue in its capacity as independent auditor of the Company. The Directors plan to recommend a resolution to reappoint EY at the 2024 AGM. Going concern As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the Parent Company and consolidated financial statements, the Directors have taken into account the Group’s overall financial position, exposure to the principal risks and future business forecasts. For the Parent Company, the Directors also considered the ability of its subsidiaries to remit earnings. At 31 December 2023, the Group had cash and cash equivalents of €1.4 billion and had access to a €1.8 billion undrawn committed credit facility, which is free of financial covenants and in place until at least January 2029. The Directors have also considered the stress testing performed as part of the assessment of viability set out on page 79. On this basis, the Directors have a reasonable expectation that the Group and Parent Company have adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. This Directors’ Report has been approved by the Board and signed on its behalf by Clare Wardle Company Secretary 15 March 2024 Coca-Cola Europacific Partners plc 09717350 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 146 Directors’ report continued

Responsibility for preparing financial statements The Directors are responsible for preparing the Integrated Report and the financial statements in accordance with applicable United Kingdom (UK) law and regulations. UK company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared Group and Parent Company financial statements in accordance with UK-adopted International Accounting Standards. In preparing the consolidated Group financial statements the Directors have also elected to comply with International Financial Reporting Standards (IFRS) as adopted by the European Union, and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Under section 393 of the Companies Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Company and of the Group for that period. In preparing the Company financial statements, the Directors are required to: • Select suitable accounting policies and apply them consistently • Make judgements and accounting estimates that are reasonable and prudent • Follow UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union, and International Financial Reporting Standards as issued by the IASB • Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business In preparing the Group financial statements the Directors are required to: • Select suitable accounting policies and apply them consistently • State whether UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union, and International Financial Reporting Standards as issued by the IASB have been followed, subject to any material departures disclosed and explained in the financial statements • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information • Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial performance • Make an assessment of the Group’s ability to continue as a going concern The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the financial statements comply with the Companies Act. They are responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ report, Annual report on remuneration, and Corporate governance report that comply with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation, regulation and practice in the UK governing the preparation and dissemination of financial statements may differ from legislation, regulation and practice in other jurisdictions. Responsibility statement The Directors, whose names and functions are set out on pages 95-99, confirm that to the best of their knowledge: • The consolidated financial statements, prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole • The Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face • The Integrated Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy By order of the Board Clare Wardle Company Secretary 15 March 2024 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F 147 Directors’ responsibilities statement

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	159

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors
of Coca-Cola Europacific Partners plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Coca-Cola Europacific Partners plc (the “Group”) as of 31 December 2023 and 2022, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2023, and the related notes, collectively referred to as the “consolidated financial statements”. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 15 March 2024 expressed an unqualified opinion thereon.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	160

Report of independent registered public accounting firm continued

	Description of the matter	How we addressed the matter in our audit

Accrued customer marketing costs
The Group participates in various programmes and arrangements with customers referred to as “promotional programmes”, which are recorded as deductions from revenue. The off-invoice discounts activity totalled €5.4 billion for the year ended 31 December 2023, with €1.3 billion of accrued customer marketing costs as of 31 December 2023.
Auditing the completeness and measurement of the accrued customer marketing costs is complex and judgemental, particularly in relation to promotional programmes where there is estimation uncertainty related to the forecasted sales volumes, expected customer performance or amounts ultimately claimed by customers.
The types of promotional programmes are more fully described in Note 3 to the consolidated financial statements with details about accrued customer marketing costs disclosed in Note 14 to the consolidated financial statements.

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
To evaluate the specific estimations that are inherent in the calculation of the accrued customer marketing costs and the completeness of the accrual, our audit procedures included, among others, testing management’s methodology to estimate the year-end accrued customer marketing costs, in particular the use of historical trends. We tested the completeness and accuracy of the underlying data by agreeing key terms of the promotional programmes to the executed sales agreements on a sample basis. We compared accrued customer marketing costs to subsequent cash settlements on a sample basis. We performed analytical procedures on the ratio of accrued customer marketing costs to relevant data such as gross revenue to identify any potential outliers and tested material unusual or unexpected journal entries.
We also analysed the historical reversals and ageing of the accrued customer marketing costs, to identify potential management bias in the estimate of the year-end accrual and considered any changes in the business environment that would warrant changes in the methodology.

Accounting for uncertain tax positions
At 31 December 2023, the Group recorded provisions for uncertain tax positions of which €175 million are included in current tax liabilities and the remainder in non-current tax liabilities.
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
We obtained management’s calculations and agreed inputs to source documentation where applicable.
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
In evaluating management’s tax provisions, we evaluated the assumptions used by management to assess its uncertain tax positions and compliance with the requirements of IFRIC 23. We developed our independent range of possible outcomes for the Group’s tax exposures based on evidence obtained, which we compared to the Group’s provisions. Where exposures arise in jurisdictions with similar laws and regulations, we also considered whether the evaluation of tax risks was consistent across those jurisdictions and took into account any resolution of these issues with the tax authorities.

/s/ Ernst & Young LLP
We have served as the Group’s auditor since 2016.
London, United Kingdom
15 March 2024

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	161

Report of independent registered public accounting firm continued
To the Shareholders and the Board of Directors
of Coca-Cola Europacific Partners plc
Opinion on Internal Control Over Financial Reporting
We have audited Coca-Cola Europacific Partners plc’s internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Coca-Cola Europacific Partners plc (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 December 2023 and
2022, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2023, and the related notes and our report dated 15 March 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
London, United Kingdom
15 March 2024

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	162

Consolidated income statement

		Year ended 31 December
		2023	2022	2021
	Note	€ million	€ million	€ million
Revenue	4	18,302	17,320	13,763
Cost of sales		(11,582)	(11,096)	(8,677)
Gross profit		6,720	6,224	5,086
Selling and distribution expenses	17	(3,178)	(2,984)	(2,496)
Administrative expenses	17	(1,310)	(1,250)	(1,074)
Other income	23	107	96	—
Operating profit		2,339	2,086	1,516
Finance income	18	65	67	43
Finance costs	18	(185)	(181)	(172)
Total finance costs, net		(120)	(114)	(129)
Non-operating items		(16)	(15)	(5)
Profit before taxes		2,203	1,957	1,382
Taxes	20	(534)	(436)	(394)
Profit after taxes		1,669	1,521	988

Profit attributable to shareholders		1,669	1,508	982
Profit attributable to non-controlling interests		—	13	6
Profit after taxes		1,669	1,521	988

Basic earnings per share (€)	5	3.64	3.30	2.15
Diluted earnings per share (€)	5	3.63	3.29	2.15
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	163

Consolidated statement of comprehensive income

		Year ended 31 December
		2023	2022	2021
	Note	€ million	€ million	€ million
Profit after taxes		1,669	1,521	988
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pre-tax activity, net		(246)	(205)	260
Tax effect		—	—	—
Foreign currency translation, net of tax		(246)	(205)	260
Cash flow hedges:
Pre-tax activity, net		21	(64)	277
Tax effect	20	(11)	17	(63)
Cash flow hedges, net of tax	12	10	(47)	214
Other reserves:
Pre-tax activity, net		3	(9)	7
Tax effect	20	—	3	(1)
Other reserves, net of tax		3	(6)	6
Items that may be subsequently reclassified to the income statement		(233)	(258)	480
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pre-tax activity, net	15	(108)	(45)	301
Tax effect	20	35	11	(63)
Pension plan remeasurements, net of tax		(73)	(34)	238
Items that will not be subsequently reclassified to the income statement		(73)	(34)	238
Other comprehensive (loss)/income for the period, net of tax		(306)	(292)	718
Comprehensive income for the period		1,363	1,229	1,706

Comprehensive income attributable to shareholders		1,363	1,202	1,684
Comprehensive income attributable to non-controlling interests		—	27	22
Comprehensive income for the period		1,363	1,229	1,706
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	164

Consolidated statement of financial position

		Year ended 31 December
		2023	2022
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	6	12,395	12,505
Goodwill	6	4,514	4,600
Property, plant and equipment	7	5,344	5,201
Non-current derivative assets	12	100	191
Deferred tax assets	20	1	21
Other non-current assets	25	295	252
Total non-current assets		22,649	22,770
Current:
Current derivative assets	12	161	257
Current tax assets		58	85
Inventories	8	1,356	1,380
Amounts receivable from related parties	19	123	139
Trade accounts receivable	9	2,547	2,466
Other current assets	24	351	479
Assets held for sale	24	22	94
Short-term investments	10	568	256
Cash and cash equivalents	10	1,419	1,387
Total current assets		6,605	6,543
Total assets		29,254	29,313
LIABILITIES
Non-current:
Borrowings, less current portion	13	10,096	10,571
Employee benefit liabilities	15	191	108
Non-current provisions	22	45	55
Non-current derivative liabilities	12	169	187
Deferred tax liabilities	20	3,378	3,513
Non-current tax liabilities		75	82
Other non-current liabilities		46	37
Total non-current liabilities		14,000	14,553

		Year ended 31 December
		2023	2022
	Note	€ million	€ million
Current:
Current portion of borrowings	13	1,300	1,336
Current portion of employee benefit liabilities	15	8	8
Current provisions	22	114	115
Current derivative liabilities	12	99	76
Current tax liabilities		253	241
Amounts payable to related parties	19	270	485
Trade and other payables	14	5,234	5,052
Total current liabilities		7,278	7,313
Total liabilities		21,278	21,866
EQUITY
Share capital	16	5	5
Share premium	16	276	234
Merger reserves	16	287	287
Other reserves	16	(823)	(507)
Retained earnings		8,231	7,428
Equity attributable to shareholders		7,976	7,447
Non-controlling interest	16	—	—
Total equity		7,976	7,447
Total equity and liabilities		29,254	29,313
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Board of Directors and authorised for issue on 15 March 2024. They were signed on its behalf by:
Damian Gammell,
Chief Executive Officer
15 March 2024

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	165

Consolidated statement of cash flows

		Year ended 31 December
		2023	2022	2021
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		2,203	1,957	1,382
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	7	653	715	693
Amortisation of intangible assets	6	139	101	89
Share-based payment expense	21	57	33	16
Gain on sale of sub-strata and associated mineral rights	23	(35)	—	—
Gain on the sale of property	23	(54)	—	—
Finance costs, net	18	120	114	129
Income taxes paid		(509)	(415)	(306)
Changes in assets and liabilities:
Increase in trade and other receivables		(5)	(282)	(242)
Decrease/(increase) in inventories		6	(244)	(1)
Increase in trade and other payables		124	885	507
Increase/(decrease) in net payable receivable from related parties		80	(15)	8
(Decrease)/increase in provisions		(11)	37	(116)
Change in other operating assets and liabilities		38	46	(42)
Net cash flows from operating activities		2,806	2,932	2,117
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired		—	—	(5,401)
Purchases of property, plant and equipment		(672)	(500)	(349)
Purchases of capitalised software		(140)	(103)	(97)
Proceeds from sales of property, plant and equipment		101	11	25
Proceeds from sales of intangible assets		37	143	—
Proceeds from the sale of sub-strata and associated mineral rights	23	35	—	—
Net (payments)/proceeds of short-term investments		(342)	(207)	198

		Year ended 31 December
		2023	2022	2021
	Note	€ million	€ million	€ million
Investments in equity instruments		(5)	(2)	(4)
Proceeds from sale of equity instruments		—	13	25
Interest received		58	—	—
Other investing activity, net		(9)	—	(2)
Net cash flows used in investing activities		(937)	(645)	(5,605)
Cash flows from financing activities:
Proceeds from borrowings, net	13	694	—	4,877
Changes in short-term borrowings	13	—	(285)	276
Repayments on third party borrowings	13	(1,159)	(938)	(950)
Settlement of debt-related cross currency swaps	13	69	—	—
Payments of principal on lease obligations	13	(148)	(153)	(139)
Interest paid	13	(182)	(130)	(97)
Dividends paid	16	(841)	(763)	(638)
Exercise of employee share options		43	13	28
Transactions with non-controlling interests		—	—	(73)
Acquisition of non-controlling interest	19	(282)	—	—
Other financing activities, net		(16)	(20)	5
Net cash flows (used in)/from financing activities		(1,822)	(2,276)	3,289
Net change in cash and cash equivalents		47	11	(199)
Net effect of currency exchange rate changes on cash and cash equivalents		(15)	(31)	83
Cash and cash equivalents at beginning of period	10	1,387	1,407	1,523
Cash and cash equivalents at end of period	10	1,419	1,387	1,407
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	166

Consolidated statement of changes in equity

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2021		5	192	287	(537)	6,078	6,025	—	6,025
Profit after taxes		—	—	—	—	982	982	6	988
Other comprehensive income		—	—	—	465	237	702	16	718
Total comprehensive income		—	—	—	465	1,219	1,684	22	1,706
Non-controlling interests recognised relating to business combination		—	—	—	—	—	—	228	228
Transactions with non-controlling interests		—	—	—	—	—	—	(73)	(73)
Cash flow hedge gains transferred to goodwill relating to business combination	12	—	—	—	(84)	—	(84)	—	(84)
Issue of shares during the year	16	—	28	—	—	—	28	—	28
Equity-settled share-based payment expense	21	—	—	—	—	16	16	—	16
Share-based payment tax effects	20	—	—	—	—	3	3	—	3
Dividends	16	—	—	—	—	(639)	(639)	—	(639)
As at 31 December 2021		5	220	287	(156)	6,677	7,033	177	7,210
Profit after taxes		—	—	—	—	1,508	1,508	13	1,521
Other comprehensive income/(loss)		—	—	—	(272)	(34)	(306)	14	(292)
Total comprehensive income/(loss)		—	—	—	(272)	1,474	1,202	27	1,229
Acquisition of non-controlling interests	16	—	—	—	(79)	—	(79)	(204)	(283)
Issue of shares during the year	16	—	14	—	—	—	14	—	14
Equity-settled share-based payment expense	21	—	—	—	—	33	33	—	33
Share-based payment tax effects	20	—	—	—	—	10	10	—	10
Dividends	16	—	—	—	—	(766)	(766)	—	(766)
As at 31 December 2022		5	234	287	(507)	7,428	7,447	—	7,447
Profit after taxes		—	—	—	—	1,669	1,669	—	1,669
Other comprehensive loss		—	—	—	(233)	(73)	(306)	—	(306)
Total comprehensive income/(loss)		—	—	—	(233)	1,596	1,363	—	1,363
Cash flow hedge (gains)/losses transferred to cost of inventories	12	—	—	—	(114)	—	(114)	—	(114)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories	12; 20	—	—	—	31	—	31	—	31
Issue of shares during the year	16	—	42	—	—	—	42	—	42
Equity-settled share-based payment expense	21	—	—	—	—	54	54	—	54
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(4)	(4)	—	(4)
Share-based payment tax effects	20	—	—	—	—	1	1	—	1
Dividends	16	—	—	—	—	(844)	(844)	—	(844)
As at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	167

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
The consolidated financial statements of the Group for the year ended 31 December 2023 were approved and signed by Damian Gammell, Chief Executive Officer, on 15 March 2024 having been duly authorised to do so by the Board of Directors.
Impact of climate change
As part of the preparation of these consolidated financial statements, the Group has considered the impact of climate change risks on the current valuation of the Group’s assets and liabilities, particularly in the context of the risks and scenarios identified in the Task Force on Climate-related Financial Disclosures (TCFD) on pages 48-60 of the Strategic Report. There has been no material impact on the financial reporting judgements and estimates arising from the considerations of the Group and, as a result, the valuation of the Group’s assets and liabilities as of 31 December 2023 have not been affected. The Group’s considerations were specifically focused on the impact of climate change risks on the projected cash flows used in the impairment assessment of our indefinite lived intangible assets and goodwill (refer to Note 6) as well as the carrying value and useful economic lives of property, plant and equipment (refer to Note 7). As the pace and effectiveness of a global transition to a low-carbon economy evolve, including the development of government policies aiming to address the risks arising from climate change, the Group will continue to monitor and assess the relevant implications on the valuation of the Group’s assets and liabilities that could arise in future years.
Basis of preparation
These consolidated financial statements of the Group reflect the following:
•They have been prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
•They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January 2023, as described below under accounting policies.
•They are presented in euros, which is also the Parent Company’s functional currency, and all values are rounded to the nearest euro million except where otherwise indicated.
•They have been prepared on a going concern basis (refer to the “Going concern” paragraph on page 146).
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	168

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
The financial results presented herein for the period from 1 January 2021 through to the acquisition of CCL (the Acquisition) effective 10 May 2021 refer to Coca-Cola European Partners plc (Legacy CCEP) and its consolidated subsidiaries. The periods from the Acquisition to the year ended 31 December 2023 refer to the combined financial results of CCEP.
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
The assets and liabilities of the Group's foreign operations are translated from local currencies to the euro reporting currency at exchange rates in effect at the end of each reporting period. Revenues and expenses are translated at average monthly exchange rates, with average rates being a reasonable approximation of the rates prevailing on the transaction dates. Gains and losses from translation are included in other comprehensive income. On disposal of a foreign operation, accumulated exchange differences are recognised as a component of the gain or loss on disposal.
The principal exchange rates used for translation purposes in respect of one euro were:

	Average for the year ended 31 December(A)			Closing as at 31 December
	2023	2022	2021	2023	2022
British pound	1.15	1.17	1.16	1.15	1.13
US dollar	0.92	0.95	0.85	0.90	0.94
Norwegian krone	0.09	0.10	0.10	0.09	0.10
Swedish krona	0.09	0.09	0.10	0.09	0.09
Icelandic krona	0.01	0.01	0.01	0.01	0.01
Australian dollar	0.61	0.66	0.63	0.61	0.64
Indonesian rupiah(B)	0.06	0.06	0.06	0.06	0.06
New Zealand dollar	0.57	0.60	0.60	0.57	0.60
Papua New Guinean kina	0.26	0.27	0.24	0.24	0.27
(A)For the year ended 31 December 2021, the rates for the Asia Pacific region are calculated as average for the period from 10 May 2021 to 31 December 2021.
(B)Indonesian rupiah is shown as 1000 IDR versus 1 EUR.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	169

Notes to the consolidated financial statements continued
Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2023, 31 December 2022 and 31 December 2021.
The following table summarises the number of selling days for the years ended 31 December 2023, 31 December 2022 and 31 December 2021 (based on a standard five day selling week):

	First half	Second half	Full year
2023	130	130	260
2022	130	130	260
2021	131	130	261
Comparability
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
Financing elements are not deemed present in our contracts with customers, as the sales are made with credit terms not exceeding normal commercial terms. Taxes on sugared soft drinks, excise taxes and taxes on packaging are recorded on a gross basis (i.e. included in revenue) where the Group is the principal in the arrangement. Value added taxes are recorded on a net basis (i.e. excluded from revenue). The Group assesses these taxes and duties on a jurisdiction by jurisdiction basis to conclude on the appropriate accounting treatment.
The rest of the accounting policies applied by the Group are included in the relevant notes herein.
New and amended standards
The Group has applied the following standards and amendments for the first time in the year ended 31 December 2023.
IFRS 17 “Insurance Contracts”
IFRS 17 “Insurance Contracts” is a comprehensive new standard for insurance contracts covering recognition, measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 “Insurance Contracts”. The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers covering all relevant accounting aspects.
The new standard had no impact on the consolidated financial statements of the Group.
Definition of Accounting Estimates – Amendments to IAS 8
The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and corrections of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.
These amendments had no impact on the consolidated financial statements of the Group.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	170

Notes to the consolidated financial statements continued
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
The amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions concerning accounting policy disclosures.
The amendments had no impact on the consolidated financial statements of the Group.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
The amendments to IAS 12 “Income Tax” narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.
The amendments had no material impact on the consolidated financial statements of the Group.
International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12
The Group has adopted International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12) upon their release on 23 May 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure (see Note 20 for further details).
The Group has not early adopted any other amendments to accounting standards that have been issued but are not yet effective. These amendments are not expected to have a material impact to the Group in the current or future periods and on foreseeable future transactions.
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
Significant estimates
Impairment of indefinite lived intangible assets and goodwill
Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use or the fair value less costs to sell of the cash generating unit (CGU) to which the goodwill or intangible asset has been allocated. The value in use calculation requires management’s estimation of the future cash flows expected to arise from the CGU, including climate-related risks. Refer to Note 6 for the sensitivity analysis of the assumptions used in the impairment analysis of goodwill and intangible assets with indefinite lives.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	171

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
Defined benefit plans
The determination of pension benefit costs and obligations is estimated based on assumptions determined with the assistance of external actuarial advice. The key assumptions impacting the valuations are the discount rate, salary rate of inflation and mortality rates. Refer to Note 15 for further details about the Group’s defined benefit pension plan costs and obligations, including sensitivities to the key assumptions applied.
Note 4
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
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Year ended 31 December
	2023			2022			2021
	Europe	API	Total	Europe	API	Total	Europe	API	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	14,553	3,749	18,302	13,529	3,791	17,320	11,584	2,179	13,763
Comparable operating profit(A)	1,888	485	2,373	1,670	468	2,138	1,500	272	1,772
Items impacting comparability(B)			(34)			(52)			(256)
Reported operating profit			2,339			2,086			1,516
Total finance costs, net			(120)			(114)			(129)
Non-operating items			(16)			(15)			(5)
Reported profit before tax			2,203			1,957			1,382
(A)Comparable operating profit includes comparable depreciation and amortisation of €558 million and €196 million for Europe and API respectively, for the year ended 31 December 2023. Comparable depreciation and amortisation charges for the year ended 31 December 2022 totalled €549 million and €223 million for Europe and API respectively. Comparable depreciation and amortisation charges for the year ended 31 December 2021 totalled €564 million and €162 million for Europe and API respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	172

Notes to the consolidated financial statements continued
(B)Items impacting the comparability of period over period financial performance for 2023 primarily include restructuring charges of €94 million (refer to Note 17) and accelerated amortisation charges of €27 million (refer to Note 6), partially offset by €18 million of royalty income arising from the ownership of certain mineral rights in Australia (refer to Note 23), considerations of €35 million received relating to the sale of the sub-strata and associated mineral rights in Australia (refer to Note 23) and gains of €54 million mainly attributable to the sale of property in Germany (refer to Note 23). Items impacting the comparability for 2022 included restructuring charges of €163 million (refer to Note 17), partially offset by €96 million of other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia (refer to Note 23) and net insurance recoveries received of €11 million arising from the July 2021 flooding events.
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2023, 31 December 2022 and 31 December 2021.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year ended 31 December
	2023	2022	2021
Revenue:	€ million	€ million	€ million
Iberia(A)	3,325	3,034	2,495
Germany	3,018	2,682	2,335
Great Britain	3,235	3,088	2,613
France(B)	2,321	2,089	1,813
Belgium/Luxembourg	1,078	1,042	926
Netherlands	718	682	557
Norway	376	404	391
Sweden	398	421	375
Iceland	84	87	79
Total Europe	14,553	13,529	11,584
Australia	2,385	2,339	1,359
New Zealand and Pacific Islands	679	649	377
Indonesia and Papua New Guinea	685	803	443
Total API	3,749	3,791	2,179
Total CCEP	18,302	17,320	13,763
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.
Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments and deferred tax assets, by geography:

	Year ended 31 December
	2023	2022
Assets:	€ million	€ million
Iberia(A)	6,455	6,401
Germany	3,162	3,091
Great Britain	2,523	2,469
France(B)	940	896
Belgium/Luxembourg	623	613
Netherlands	439	428
Sweden	349	349
Norway	225	242
Iceland	38	36
Other unallocated	360	271
Total Europe	15,114	14,796
Australia	5,065	5,281
New Zealand and Pacific Islands	1,687	1,755
Indonesia and Papua New Guinea	682	726
Total API	7,434	7,762
Total CCEP	22,548	22,558
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	173

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
end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended 31 December
	2023	2022	2021
Profit after taxes attributable to equity shareholders (€ million)	1,669	1,508	982
Basic weighted average number of Shares in issue(A) (million)	459	457	456
Effect of dilutive potential Shares(B) (million)	—	1	1
Diluted weighted average number of Shares in issue(A) (million)	459	458	457
Basic earnings per share(C) (€)	3.64	3.30	2.15
Diluted earnings per share(C) (€)	3.63	3.29	2.15
(A)As at 31 December 2023, 31 December 2022 and 31 December 2021, the Group had 459,200,818, 457,106,453 and 456,235,032 Shares, respectively, in issue and outstanding.
(B)For the years ended 31 December 2023, 31 December 2022 and 31 December 2021, no options to purchase Shares were excluded from the diluted earnings per share calculation. The dilutive impact of all outstanding options, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
(C)Basic and diluted earnings per share are calculated prior to rounding.

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
TCCC franchise intangible assets
The Group’s bottling agreements with TCCC contain performance requirements and convey the rights to distribute and sell products within specified territories. The agreements in each territory are for initial terms of
10 years that can be renewed for another 10 years. The Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual.
The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of the bottling agreements as at 31 December 2023, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s TCCC bottling agreements.
Brands
In connection with the Acquisition, the Group acquired a portfolio of brands, predominantly comprised of certain non-alcoholic ready to drink beverages distributed and sold in Australia and New Zealand. These are considered to have an indefinite life, given the strength and durability of the brands. Refer to Note 19 for details surrounding the subsequent sale of certain non-alcoholic ready to drink brands to TCCC, which was completed in tranches.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	174

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
Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services, and payroll costs for employees devoting time to a software project and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware, it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is predominantly between five and seven years. Amortisation expense for capitalised software is included within administrative expenses and was €94 million, €83 million and €75 million for the years ended 31 December 2023, 31 December 2022 and 31 December 2021, respectively.

Customer relationships
The Group has acquired certain customer relationships in connection with business combinations. These customer relationships are recorded at fair value on the date of acquisition, and amortised over an estimated economic useful life of 20 years. Amortisation expense for these assets is included within administrative expenses and was €10 million, €10 million and €9 million for the years ended 31 December 2023, 31 December 2022 and 31 December 2021, respectively.
Non-TCCC franchise intangible
In connection with the Acquisition, the Group acquired certain bottling agreements with non-TCCC distribution partners, mainly Beam Suntory, which contain performance requirements and convey the rights to distribute and sell products within specified API territories. The non-TCCC bottling arrangements were recorded at fair value at the acquisition date and were initially amortised over an expected economic useful life of 20 years. On 2 August 2023, the Group announced that CCEP and Beam Suntory will discontinue their relationship effective 1 July 2025 (Australia) and 1 January 2026 (New Zealand). CCEP will remain the exclusive manufacturing, sales and distribution partner for Beam Suntory in Australia and New Zealand through the end of the current contractual terms set to expire on 30 June 2025 and 31 December 2025, respectively. The discontinuance of the relationship triggered a change in the assigned useful economic life of the intangible assets effective from the second half of 2023, resulting in an accelerated amortisation charge of €27 million recognised for the year ending 31 December 2023. As at 31 December 2023, finite-lived intangible assets of €94 million were reflected in the consolidated statement of financial position related to the Beam Suntory distribution rights, primarily attributable to those available in Australia. Total amortisation expense for these assets is recognised within administrative expenses and totalled €35 million, €8 million and €5 million for the years ended 31 December 2023, 31 December 2022 and 31 December 2021, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	175

Notes to the consolidated financial statements continued
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	TCCC franchise intangible	Brands	Software	Customer relationships	Non-TCCC franchise intangible	Assets under construction	Total intangibles	Goodwill
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2021	12,008	22	571	197	149	47	12,994	4,623
Additions	—	—	40	1	—	63	104	—
Disposals	—	—	(27)	—	—	(1)	(28)	—
Transfers and reclassifications	—	11	39	—	—	(38)	12	—
Currency translation adjustments	(134)	6	(2)	(3)	(1)	(2)	(136)	(23)
As at 31 December 2022	11,874	39	621	195	148	69	12,946	4,600
Additions	—	—	64	—	—	92	156	—
Disposals	—	—	(27)	—	—	—	(27)	—
Transfers and reclassifications	—	—	63	—	—	(65)	(2)	—
Currency translation adjustments	(116)	(7)	(1)	(1)	(6)	(2)	(133)	(86)
As at 31 December 2023	11,758	32	720	194	142	94	12,940	4,514
Accumulated amortisation:
As at 31 December 2021	—	—	(297)	(53)	(5)	—	(355)	—
Amortisation expense	—	—	(83)	(10)	(8)	—	(101)	—
Disposals	—	—	22	—	—	—	22	—
Currency translation adjustments	—	(7)	(2)	2	—	—	(7)	—
As at 31 December 2022	—	(7)	(360)	(61)	(13)	—	(441)	—
Amortisation expense	—	—	(94)	(10)	(35)	—	(139)	—
Disposals	—	—	27	—	—	—	27	—
Currency translation adjustments	—	7	1	—	—	—	8	—
As at 31 December 2023	—	—	(426)	(71)	(48)	—	(545)	—
Net book value:
As at 31 December 2021	12,008	22	274	144	144	47	12,639	4,623
As at 31 December 2022	11,874	32	261	134	135	69	12,505	4,600
As at 31 December 2023	11,758	32	294	123	94	94	12,395	4,514

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	176

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
The following table identifies the carrying value of goodwill and indefinite lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, as at 31 December 2023, the Group had other CGUs with total indefinite lived intangible assets of €1,349 million (2022: €1,369 million) and goodwill of €370 million (2022: €380 million).

	Year ended 31 December
	2023		2022
	Indefinite lived intangible assets	Goodwill	Indefinite lived intangible assets	Goodwill
Cash generating unit	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Australia	2,596	1,397	2,690	1,450
Great Britain	1,680	200	1,646	200
Germany	1,060	748	1,060	748
Pacific(A)	816	524	849	547
(A)Pacific refers to New Zealand and Pacific Islands.
The recoverable amount of each CGU was determined through a value in use calculation, which uses cash flow projections for a five year period. These projections reflect the impact of climate change on our business as well as the mitigating actions and strategies we are undertaking to support our commitment to reach Net Zero by 2040. The key assumptions used in projecting these cash flows were as follows:
•Growth rate and operating margins: Cash flows were projected over four years based on the Group’s strategic business plan. Cash flows for the fifth year and beyond were projected using an inflation-based long-term terminal growth rate between 1.6% and 4.5%.
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

	2023	2022
	Pre-tax discount rate	Pre-tax discount rate
Cash generating unit	%	%
Iberia	9.3	8.7
Australia	11.1	9.1
Great Britain	9.8	9.3
Germany	10.1	7.9
Pacific(A)	11.2	9.7
(A)Pacific refers to New Zealand and Pacific Islands.

The Group did not record any impairment charges as a result of the tests conducted in 2023 and 2022.
The Group’s Iberia, Australia, Great Britain and Germany CGUs have substantial headroom when comparing the value in use calculation of the CGU versus the CGU’s total carrying value.
For the Group’s Pacific CGU, the headroom in the 2023 impairment analysis was approximately 11% of total carrying value. The Group estimates that a 0.9% reduction in the terminal growth rate or a 0.7% increase in the discount rate, each in isolation, would eliminate existing headroom in Pacific.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	177

Notes to the consolidated financial statements continued
For the Group’s Indonesia CGU, the headroom in the 2023 impairment analysis was approximately 11% of total carrying value. The indefinite lived intangible assets and goodwill equalled €143 million in total and the pre-tax discount rate used in the test was 12.2%. The Group estimates that a 1.2% reduction in the terminal growth rate or a 0.8% increase in the discount rate, each in isolation, would eliminate existing headroom in Indonesia.
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
For property, plant and equipment, the Group assesses annually whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such an indication exists, a previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised and only up to the recoverable amount or the original carrying amount net of depreciation that would have been incurred had no impairment losses been recognised.
The transition to a low-carbon economy may impact the carrying value and remaining useful economic lives of the Group’s property, plant and equipment. The Group continues to invest in more efficient, cleaner and more technologically advanced assets, however, the significant majority of the Group’s assets currently in operation are likely to be substantially depreciated ahead of our Net Zero 2040 target, as set out in our Strategic Report on pages 37-40. In addition, the Group continuously monitors the latest developments in government legislation in relation to climate-related risks. Currently, no legislation has been passed that will materially impact the carrying value and remaining useful economic lives of the Group.
The Group leases land, office and warehouse property, computer hardware, machinery and equipment, and vehicles under non-cancellable lease agreements, most of which expire at various dates through to 2030. The Group includes right of use assets within property, plant and equipment. Right of use assets are initially measured at cost, comprising the initial measurement of the lease liability, plus any direct costs and an estimate of asset retirement obligations, less lease incentives. Subsequently, right of use assets are measured at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the term of the lease.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	178

Notes to the consolidated financial statements continued
The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Buildings and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2021	663	2,429	3,578	1,026	298	160	206	8,360
Additions	1	131	221	65	59	21	287	785
Disposals	(3)	(28)	(103)	(49)	(58)	(8)	—	(249)
Assets held for sale	(29)	(26)	(8)	—	—	—	—	(63)
Transfers and reclassifications	27	37	75	36	2	8	(184)	1
Currency translation adjustments	(11)	(42)	(40)	32	(4)	(2)	(4)	(71)
As at 31 December 2022	648	2,501	3,723	1,110	297	179	305	8,763
Additions	20	71	271	73	101	9	344	889
Disposals	(1)	(44)	(214)	(47)	(51)	(3)	—	(360)
Transfers and reclassifications	2	84	124	34	3	12	(259)	—
Currency translation adjustments	(12)	(26)	(18)	(9)	(1)	(2)	(1)	(69)
As at 31 December 2023	657	2,586	3,886	1,161	349	195	389	9,223
Accumulated depreciation:
As at 31 December 2021	—	(766)	(1,473)	(631)	(151)	(91)	—	(3,112)
Depreciation expense	—	(128)	(380)	(127)	(58)	(22)	—	(715)
Disposals	—	19	105	49	53	8	—	234
Assets held for sale	—	10	9	—	—	—	—	19
Transfers and reclassifications	—	—	3	(2)	—	—	—	1
Currency translation adjustments	—	22	(2)	(14)	3	2	—	11
As at 31 December 2022	—	(843)	(1,738)	(725)	(153)	(103)	—	(3,562)
Depreciation expense	—	(137)	(318)	(112)	(61)	(25)	—	(653)
Disposals	—	28	204	43	47	3	—	325
Transfers and reclassifications	—	—	3	(1)	—	—	—	2
Currency translation adjustments	—	—	5	4	—	—	—	9
As at 31 December 2023	—	(952)	(1,844)	(791)	(167)	(125)	—	(3,879)
Net book value:
As at 31 December 2021	663	1,663	2,105	395	147	69	206	5,248
As at 31 December 2022	648	1,658	1,985	385	144	76	305	5,201
As at 31 December 2023	657	1,634	2,042	370	182	70	389	5,344

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	179

Notes to the consolidated financial statements continued
Right of use assets
The following table summarises the net book value of right of use assets included within property, plant and equipment:

	Year ended 31 December
	2023	2022
	€ million	€ million
Buildings and improvements	427	465
Vehicle fleet	171	133
Machinery, equipment and containers	81	82
Furniture and office equipment	2	3
Total	681	683
Total additions to right of use assets during 2023 were €192 million
(2022: €208 million).
The following table summarises depreciation charges relating to right of use assets for the periods presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Buildings and improvements	67	63
Vehicle fleet	58	57
Machinery, equipment and containers	32	34
Furniture and office equipment	2	2
Total	159	156
During the years ended 31 December 2023 and 31 December 2022, the total expense relating to low value and short-term leases was €24 million and €24 million, respectively, which is primarily included in administrative expenses. The Group does not have any residual value guarantees in relation to its leases. As at 31 December 2023, the total value of lease extension and termination options included within right of use assets was €17 million (2022: €35 million).

The Group incurred variable lease expenses of €157 million in 2023 (2022: €153 million), primarily included in administrative expenses. This amount mainly consists of the variable component of lease payments for product transportation services in Australia and New Zealand, whereby these components are dependent on various factors such as number of cases of product delivered, number of trips and pallets.
Note 8
Inventories
Inventories are valued at the lower of cost or net realisable value and cost is determined using the first-in, first-out (FIFO) method. Inventories consist of raw materials, supplies (primarily including concentrate, other ingredients and packaging) and finished goods, which also include direct labour, indirect production and overhead costs. Cost includes all costs incurred to bring inventories to their present location and condition. Cost of inventories also includes the transfer from equity of gains and/or losses on qualified cash flow hedges relating to inventory purchases. Spare parts, classified and accounted as inventories, are recorded as assets at the time of purchase and are expensed as utilised. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Finished goods	750	777
Raw materials and supplies	449	452
Spare parts and other	157	151
Total inventories	1,356	1,380
Write downs of inventories totalled €59 million, €41 million and €41 million for the years ended 31 December 2023, 31 December 2022 and 31 December 2021, respectively. The majority of these write downs were included in cost of sales on the consolidated income statement. None of these write downs of inventory were subsequently reversed.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	180

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
Trade accounts receivable are initially recognised at their transaction price and subsequently measured at amortised cost less provision for impairment. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. The Group applies an expected credit loss reserve methodology to assess possible impairments. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue. The Group considers factors such as delinquency in payment, financial difficulties, payment history of the debtor and certain forward-looking macroeconomic indicators. The carrying amount of trade accounts receivable is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement. Credit insurance on a portion of the accounts receivable balance is also carried. Refer to Note 26 for further details on credit risk management.
As a result of continued recession risk across our European territories, the Group supplements its existing credit loss reserve methodology to include an incremental loss allowance for those receivable balances that were deemed to be higher risk in the current environment. The incremental allowance is included within allowance for doubtful accounts below, as at 31 December 2023 and 31 December 2022.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Trade accounts receivable, gross	2,601	2,523
Allowance for doubtful accounts	(54)	(57)
Total trade accounts receivable	2,547	2,466
The following table summarises the ageing of trade accounts receivable, net of allowance for doubtful accounts, in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Not past due	2,348	2,287
Past due 1 – 30 days	142	102
Past due 31 – 60 days	16	30
Past due 61 – 90 days	7	15
Past due 91 – 120 days	9	14
Past due 121+ days	25	18
Total	2,547	2,466
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2021	(49)
Provision for impairment recognised during the year	(15)
Receivables written off during the year as uncollectable	5
Reversals	1
Currency translation adjustments	1
As at 31 December 2022	(57)
Provision for impairment recognised during the year	(9)
Receivables written off during the year as uncollectible	9
Reversals	2
Currency translation adjustments	1
As at 31 December 2023	(54)

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	181

Notes to the consolidated financial statements continued
Note 10
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
The following table summarises the cash and cash equivalents outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Cash at banks and on hand	465	491
Short-term deposits and securities	954	896
Total cash and cash equivalents	1,419	1,387
Cash and cash equivalents are held in the following currencies as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Euro	662	477
British pound	305	190
US dollar	64	88
Norwegian krone	58	35
Swedish krona	26	21
Australian dollar	118	358
Indonesian rupiah	48	26
Papua New Guinean kina	42	102
Other	96	90
Total cash and cash equivalents	1,419	1,387
Included within cash and cash equivalents as at 31 December 2023 and 31 December 2022 are Papua New Guinea cash assets of €42 million and €102 million respectively, denominated in local currency (kina).
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
The short-term investment balance is comprised of time deposits and treasury bills, with maturity dates of greater than three months and less than one year when acquired, which do not meet the definition of cash and cash equivalents, and are expected to be held until maturity. These are highly liquid investments and, due to their short-term nature, their carrying amount is not significantly different from the fair values.
As at 31 December 2023, short-term investments were €568 million (2022: €256 million), which included €33 million (2022: €49 million) denominated in Papua New Guinea kina that are subject to government-imposed currency controls which impact the extent to which these investments, upon maturity, can be converted into foreign currency and remitted for use elsewhere in the Group.
Cash receipts arising from the interest earned on cash and cash equivalents and short-term investments were €58 million, €25 million and €12 million for the years ended 31 December 2023, 31 December 2022, and 31 December 2021 respectively, and in the current year considered a major class of gross cash receipts from investing activities. Accordingly, these have been presented separately in the Group’s consolidated statement of cash flows in the current year.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	182

Notes to the consolidated financial statements continued
Note 11
Fair values
Fair value measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described as one of the following, based on the lowest-level input that is significant to the fair value measurement as a whole:
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
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised within Level 2 of the fair value hierarchy, as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. Refer to Note 13 for further details regarding the Group’s borrowings.
The following table summarises the book value and fair value of the Group’s borrowings as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Fair value of borrowings	10,580	10,503
Book value of borrowings (Note 13)	11,396	11,907
The Group’s derivative assets and liabilities are carried at fair value both upon initial recognition and subsequently. The fair value is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of the Group’s derivative contracts (including forwards, options, futures, cross currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third party resource. Refer to Note 12 for further details about the Group’s derivatives.
The following table summarises the fair value of the derivative assets and liabilities as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Assets at fair value:
Derivatives (Note 12)	261	448
Liabilities at fair value:
Derivatives (Note 12)	268	263
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
All derivative financial instrument assets and liabilities are recorded at fair value in the consolidated statement of financial position. The Group does not use derivative financial instruments for trading or speculative purposes, and all hedge ratios are on a 1:1 basis. At the inception of a hedge transaction, the Group documents the relationship between the hedging instrument and the hedged

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	183

Notes to the consolidated financial statements continued
item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecasted transaction. Refer to Note 26 for further details about the Group’s risk management strategy and objectives. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in maintaining the risk management objectives. Where critical terms match, the Group uses a qualitative assessment to ensure initial and ongoing effectiveness criteria. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.
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

Hedging instrument	Location – statement of financial position	Year ended 31 December
		2023	2022
		€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative assets	38	30
Foreign currency contracts	Non-current derivative assets	—	4
Interest rate and cross currency swaps	Non-current derivative assets	62	157
Commodity contracts	Current derivative assets	94	133
Foreign currency contracts	Current derivative assets	20	27
Interest rate and cross currency swaps	Current derivative assets	47	97
	Total assets	261	448
Liabilities:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative liabilities	30	6
Foreign currency contracts	Non-current derivative liabilities	2	10
Interest rate and cross currency swaps	Non-current derivative liabilities	137	171
Commodity contracts	Current derivative liabilities	58	47
Foreign currency contracts	Current derivative liabilities	36	29
Deal contingent forwards	Current derivative liabilities	5	—
	Total liabilities	268	263

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	184

Notes to the consolidated financial statements continued
Cash flow hedges
The Group uses cash flow hedges to mitigate its exposure to variability in cash flows attributable to currency fluctuations and commodity price fluctuations associated with certain highly probable forecasted transactions, including purchases of raw materials, finished goods and services denominated in non-functional currencies, the receipts of interest as well as the payments of interest and principal on debt issuances in non-functional currencies.
Effective changes in the fair value of these cash flow hedging instruments are recognised as a component of other reserves in the consolidated statement of changes in equity. Any changes in the fair value of these cash flow hedges that are the result of ineffectiveness are recognised immediately in the line item in the consolidated income statement that is consistent with the nature of the underlying hedged item. Historically, the Group has not experienced, nor does it expect to experience, material hedge ineffectiveness with the value of the hedged instrument equalling that of the hedged item. If the hedged cash flow results in a subsequent recognition of a non-financial asset or liability, the gains and/or losses accumulated in equity are included in the measurement of the cost of the asset or liability. For other cash flow hedges, the amounts deferred in equity are then recognised within the line item in the consolidated income statement that is consistent with the nature of the underlying hedged item in the period that the forecasted purchases or payments impact earnings.

The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euro using the respective year end spot rate):

	Notional maturity profile
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Cash flow hedges	€ million	€ million	€ million	€ million	€ million
Foreign currency contracts	1,074	912	162	—	—
Interest rate and cross currency swaps	2,225	144	1,365	—	716
Commodity contracts	922	566	356	—	—
As at 31 December 2021	4,221	1,622	1,883	—	716
Foreign currency contracts	1,723	1,292	431	—	—
Interest rate and cross currency swaps	2,079	760	604	416	299
Commodity contracts	1,397	834	563	—	—
As at 31 December 2022	5,199	2,886	1,598	416	299
Deal contingent foreign currency forwards	636	636	—	—	—
Foreign currency contracts	1,105	980	125	—	—
Interest rate and cross currency swaps	1,306	602	—	520	184
Commodity contracts	1,441	829	588	9	15
As at 31 December 2023	4,488	3,047	713	529	199
The net notional amount of outstanding interest rate and cross currency swaps used to hedge interest rate risk and currency fluctuations of non-functional currency borrowings was €1.3 billion as at 31 December 2023, €2.1 billion as at 31 December 2022 and €2.2 billion as at 31 December 2021. The net notional amount of the other outstanding foreign currency cash flow hedges was
€1.1 billion as at 31 December 2023, €1.7 billion as at 31 December 2022 and
€1.1 billion as at 31 December 2021. The net notional amount of outstanding commodity-related cash flow hedges was €1.4 billion as at 31 December 2023,
€1.4 billion as at 31 December 2022 and €0.9 billion as at 31 December 2021.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	185

Notes to the consolidated financial statements continued
During 2023, the Group entered into deal-contingent foreign currency forwards with a total notional amount of €636 million in order to mitigate the foreign currency risk arising from the proposed acquisition of CCBPI. These instruments were recorded as cash flow hedges. Refer to Note 19 for further information concerning the proposed acquisition. As of 31 December 2023, a loss of €5 million is recognised in other comprehensive income related to changes in the fair value of these instruments.
Outstanding cash flow hedges as at 31 December 2023 are expected to be settled between 2024 and 2036.
The following table provides a reconciliation by risk category of the net of tax impacts on the cash flow hedge reserve disclosed in Note 16, resulting from cash flow hedge accounting:

	Foreign currency contracts	Commodity contracts	Interest rate and cross currency swaps	Total
Cash flow hedges	€ million	€ million	€ million	€ million
As at 1 January 2021	(1)	20	1	20
Net fair value gains/(losses) recognised in OCI	108	209	(16)	301
Net (gains)/losses reclassified from OCI to income statement or transferred to cost of inventories	3	(76)	(13)	(86)
Gains transferred to goodwill	(84)	—	—	(84)
As at 31 December 2021	26	153	(28)	151
Net fair value gains/(losses) recognised in OCI	13	43	46	102
Net (gains)/losses reclassified from OCI to income statement or transferred to cost of inventories	(19)	(117)	(13)	(149)
As at 31 December 2022	20	79	5	104
Net fair value gains/(losses) recognised in OCI	(26)	67	(3)	38
Net (gains)/losses reclassified from OCI to income statement or transferred to cost of inventories(A)	10	(111)	(10)	(111)
As at 31 December 2023	4	35	(8)	31
(A)The amount includes a net of tax gain of €83 million transferred from the cash flow hedge reserve to the cost of inventories.
The following table summarises the net of tax effect of the cash flow hedges in the consolidated income statement for the periods presented:

Cash flow hedging instruments	Location – Income statement	Amount of gain/(loss) reclassified from the cash flow hedge reserve into profit
		Year ended 31 December
		2023	2022	2021
		€ million	€ million	€ million
Foreign currency contracts	Cost of sales	1	19	(3)
Commodity contracts	Cost of sales	—	83	74
Commodity contracts	Selling and distribution expenses	17	34	2
Interest rate and cross currency swaps	Finance costs	10	13	13
Total		28	149	86
Ineffectiveness associated with these cash flow hedges was not material during any year presented within these financial statements.
Fair value hedges
The Group has designated certain cross currency swaps used to mitigate foreign currency risk and interest rate risk on foreign currency borrowings as fair value hedges. There is an economic relationship between the hedged item and the hedging instrument, as the terms of the cross currency swap contracts match the terms of the fixed rate borrowings. The Group has established a hedge ratio of 1:1 for the hedging relationship.
The following table summarises the Group’s outstanding fair value hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euros using the respective year end spot rate):

		Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Fair value hedges	Total	€ million	€ million	€ million	€ million
Interest rate and cross currency swaps	166	—	—	—	166
As at 31 December 2021	166	—	—	—	166
Interest rate and cross currency swaps	1,165	—	—	500	665
As at 31 December 2022	1,165	—	—	500	665
Interest rate and cross currency swaps	1,159	—	275	450	434
As at 31 December 2023	1,159	—	275	450	434

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	186

Notes to the consolidated financial statements continued
The net notional amount of outstanding interest rate and cross currency swaps designated in a fair value hedge relationship with borrowings was €1,159 million as at 31 December 2023, €1,165 million as at 31 December 2022 and €166 million as at 31 December 2021.
The following table summarises the gains/(losses) recognised from the settlement of fair value hedges within the consolidated income statement for the periods presented:

Fair value hedges	Location – Income statement	Year ended 31 December
		2023	2022	2021
		€ million	€ million	€ million
Interest rate and cross currency swaps	Finance costs	(30)	2	(2)
Total		(30)	2	(2)
The carrying value of the hedged item recognised in borrowings as at 31 December 2023 is €1,051 million (31 December 2022: €1,019 million), which includes accumulated amounts of fair value hedging adjustments of €106 million reduction in borrowings (31 December 2022: €146 million reduction in borrowings).
Non-designated hedges
The Group periodically enters into derivative instruments that are designed to hedge various risks but are not designated as hedging instruments.
At times, it enters into other short-term non-designated hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with no qualifying hedged items such as short-term intercompany loans and certain cash equivalents denominated in non-functional currencies. Changes in the fair value of outstanding non-designated hedges are recognised each reporting period in the line item in the consolidated income statement that is consistent with the nature of the hedged risk.
There were €215 million of outstanding non-designated foreign currency hedges related to hedging foreign currency exposure on intercompany loans as at 31 December 2023. There were €29 million outstanding non-designated hedges as at 31 December 2022.
The following table summarises the gains/(losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented:

Non-designated hedging instruments	Location – Income statement	Year ended 31 December
		2023	2022	2021
		€ million	€ million	€ million
Foreign currency contracts(A)	Non-operating items	(5)	(5)	—
Total		(5)	(5)	—
(A)The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Net investment hedges
The Group had no net investment hedges in place as at 31 December 2023 or 31 December 2022; however, it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	187

Notes to the consolidated financial statements continued
Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Non-current:
Euro denominated bonds:
€500 million 1.125% Notes 2024	—	498
€350 million 2.375% Notes 2025	349	349
€250 million 2.75% Notes 2026(E)	245	240
€600 million 1.75% Notes 2026(E)	588	580
€400 million 1.50% Notes 2027(E)	381	370
€250 million 1.50% Notes 2027	258	259
€500 million 1.75% Notes 2028(E)	478	466
€750 million 0.20% Notes 2028	745	744
€500 million 1.125% Notes 2029	496	495
€500 million 1.875% Notes 2030(E)	482	472
€700 million 3.875% Notes 2030(A)	694	—
€500 million 0.70% Notes 2031(E)	482	473
€800 million 0.00% Notes 2025	798	798
€700 million 0.50% Notes 2029	695	695
€1,000 million 0.875% Notes 2033	991	991
€750 million 1.50% Notes 2041	746	746
Foreign currency bonds (swapped into euro)(F):
US$650 million 0.80% Notes 2024	—	608
US$500 million 1.50% Notes 2027	451	466

	Year ended 31 December
	2023	2022
	€ million	€ million
Australian dollar denominated bonds:
A$100 million 3.50% Notes 2024	—	66
A$30 million 4.166% Notes 2025	19	21
A$20 million 4.25% Notes 2025	13	14
A$30 million 4.125% Notes 2026	19	20
A$50 million 4.155% Notes 2028	33	35
A$133 million 2.45% Notes 2029	83	86
A$50 million 4.20% Notes 2031	34	36
A$187 million 4.20% Notes 2031	128	135
A$13 million 4.20% Notes 2031	9	9
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)(F):
NOK1 billion 3.04% Notes 2028	92	99
NOK750 million 2.75% Notes 2030	68	73
US$50 million 2.6525% Notes 2030	45	47
JPY10 billion 4.15% Notes 2036(E)	67	74
JPY12.3 billion 1.06% Notes 2037(E)	65	71
Lease obligations	542	535
Total non-current borrowings	10,096	10,571

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	188

Notes to the consolidated financial statements continued

	Year ended 31 December
	2023	2022
	€ million	€ million

Current:
Euro denominated bonds:
€500 million 1.125% Notes 2024	500	—
€350 million 2.625% Notes 2023(B)	—	350
Foreign currency bonds (swapped into euro)(F):
US$650 million 0.8% Notes due 2024	588	—
US$850 million 0.50% Notes due 2023(C)	—	797
Australian dollar denominated bonds:
A$100 million 3.5% Notes 2024	62	—
Foreign currency bonds (swapped into New Zealand dollar)(F):
US$25 million 4.34% Notes 2023(D)	—	24
US$25 million 4.34% Notes 2023(D)	—	24
Lease obligations	150	141
Total current borrowings	1,300	1,336
(A)In December 2023, the Group issued €700 million 3.875% Notes 2030 in connection with the proposed acquisition of CCBPI. Refer to Note 19 for further information concerning the proposed acquisition
(B)In November 2023, the Group repaid on maturity the outstanding amount related to the €350 million 2.625% Notes 2023.
(C)In May 2023, the Group repaid on maturity the outstanding amount related to the US$850 million 0.50% Notes due 2023.
(D)In October 2023, the Group repaid on maturity the outstanding amount related to US$25 million 4.34% Notes 2023 and US$25 million 4.34% Notes 2023 assumed as part of the Acquisition.
(E)Bond designated in full or partially in a fair value hedge relationship.
(F)Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.

Borrowings are stated net of unamortised financing fees of €30 million and €33 million, as at 31 December 2023 and 31 December 2022, respectively.
Interest expense recognised on lease liabilities totalled €17 million, €14 million and €10 million in 2023, 2022 and 2021, respectively.
Credit facilities
During 2023, the amount available under the Group’s multi currency credit facility was €1.80 billion. This amount is available for borrowing with a syndicate of 12 banks. This credit facility matures in 2029 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of these consolidated financial statements. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2023, the Group had no amounts drawn under this credit facility.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	189

Notes to the consolidated financial statements continued
Changes in liabilities arising from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividend payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million
As at 01 January 2021	805	6,382	57	—	2	7,246
Acquisition of API	381	1,251	—	16	—	1,648
Changes from financing cash flows
Proceeds from third party borrowings, net	—	4,877	—	—	—	4,877
Changes in short-term borrowings(A)	276	—	—	—	—	276
Repayments on third party borrowings	(950)	—	—	—	—	(950)
Payment of principal on lease obligations	(139)	—	—	—	—	(139)
Interest paid	(10)	—	(87)	—	—	(97)
Dividends paid	—	—	—	—	(638)	(638)
Other non-cash changes
Amortisation of discount, premium and issue costs	—	(3)	—	—	—	(3)
Other non-cash movements	39	83	108	—	639	869
Movement as a result of fair value hedges	6	9	—	—	—	15
Changes in fair values	—	—	—	(98)	—	(98)
Currency translation	33	100	—	(28)	—	105
Reclassifications	909	(909)	—	—	—	—
Total changes	545	5,408	21	(110)	1	5,865
As at 31 December 2021	1,350	11,790	78	(110)	3	13,111
Changes from financing cash flows
Changes in short-term borrowings(A)	(285)	—	—	—	—	(285)
Repayments on third party borrowings	(938)	—	—	—	—	(938)

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividend payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Payment of principal on lease obligations	(153)	—	—	—	—	(153)
Interest paid	(14)	—	(116)	—	—	(130)
Dividends paid	—	—	—	—	(763)	(763)
Other financing activities	(1)	—	—	—	—	(1)
Other non-cash changes
Amortisation of discount, premium and issue costs	(1)	4	—	—	—	3
Other non-cash movements	34	171	112	—	766	1,083
Movement as a result of fair value hedges	11	(172)	—	—	—	(161)
Changes in fair values	—	—	—	45	—	45
Currency translation	—	111	—	(18)	(2)	91
Reclassifications	1,333	(1,333)	—	—	—	—
Total changes	(14)	(1,219)	(4)	27	1	(1,209)
As at 31 December 2022	1,336	10,571	74	(83)	4	11,902
Changes from financing cash flows
Proceeds from third party borrowings, net	—	694	—	—	—	694
Repayments on third party borrowings	(1,159)	—	—	—	—	(1,159)
Payment of principal on lease obligations	(148)	—	—	—	—	(148)
Settlement of debt-related cross-currency swaps	—	—	—	69	—	69
Interest paid	(17)	—	(165)	—	—	(182)
Dividends paid	—	—	—	—	(841)	(841)

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	190

Notes to the consolidated financial statements continued

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividend payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	—	5	—	—	—	5
Other non-cash movements	93	98	164	—	844	1,199
Movement as a result of fair value hedges	—	40	—	—	—	40
Changes in fair values	—	—	—	25	—	25
Currency translation	(40)	(77)	—	17	(2)	(102)
Reclassifications	1,235	(1,235)	—	—	—	—
Total changes	(36)	(475)	(1)	111	1	(400)
As at 31 December 2023	1,300	10,096	73	28	5	11,502
(A)     In 2023, changes in short-term borrowings include €6,810 million of newly issued and €6,810 million of repaid EUR commercial paper. In 2022, changes in short-term borrowings included €2,464 million and €2,749 million of newly issued and repaid EUR commercial paper, respectively.
(B) Interest payable and dividends payable balances are presented within the “Trade and other payables” line item in the Group’s consolidated statement of financial position.
(C) Interest rate and cross currency swaps used to hedge interest rate risk and currency fluctuations of non-functional currency borrowings, refer to Note 12.
Total cash outflows for leases were €165 million, €167 million and €149 million for the years ended 31 December 2023, 31 December 2022 and 31 December 2021, respectively.

Note 14
Trade and other payables
Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the reporting period, which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method. Trade payables are non-interest bearing and are normally settled between 70 to 80 days.
The Group participates in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these programmes are recorded as deductions from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. When these allowances are paid in arrears, the Group accrues the estimated amount to be paid based upon historical customer experience, the programme’s contractual terms, expected customer performance and/or estimated sales volume. The costs of these off-invoice customer marketing costs totalled €5.4 billion, €5.2 billion and €4.1 billion for 2023, 2022 and 2021, respectively.
The following table summarises trade and other payables as at the dates presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Trade accounts payable(A)	2,306	2,221
Accrued customer marketing costs	1,340	1,348
Accrued deposits	338	288
Accrued compensation and benefits	532	500
Accrued taxes(B)	280	253
Other accrued expenses	438	442
Total trade and other payables	5,234	5,052
(A)Includes amounts of €622 million (2022: €212 million) which are part of a supply chain finance programme facilitated by the Group. The programme permits suppliers to elect on an invoice by invoice basis to receive a discounted payment from the partner bank earlier than the agreed payment terms with the Group. If a supplier makes this election, the value and the due date of the invoice payable by the Group remains unchanged.
(B)This line item includes a payable of €59 million in 2023 and €57 million in 2022 to the Spanish tax authorities. Refer to Note 24 for further details.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	191

Notes to the consolidated financial statements continued
Note 15
Post-employment benefits
The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. All remeasurements of the defined benefit obligation, such as actuarial gains and losses and return on plan assets, are recognised directly in other comprehensive income. Remeasurements recognised in other comprehensive income are reflected immediately in retained earnings and are not reclassified to profit or loss. Service cost is presented within cost of sales, selling and distribution expenses and administrative expenses in the consolidated income statement. Past service cost is recognised immediately within cost of sales, selling and distribution expenses, and administrative expenses in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest cost is presented within finance costs or finance income, as applicable, in the consolidated income statement. The defined benefit obligation recognised in the consolidated statement of financial position represents the present value of the estimated future cash outflows, using interest rates of high quality corporate bonds which have terms to maturity approximating the terms of the related liability.
The Group recognises termination benefits at the earlier of the following dates: (1) when the Group can no longer withdraw the offer of those benefits; and (2) when the Group recognises costs for restructuring that are within the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for those benefits.
The following table summarises our non-current employee benefit liabilities as at the dates presented:

	Year ended 31 December
	2023			2022
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Retirement benefit obligation	77	81	158	—	77	77
Other employee benefit liabilities	—	33	33	—	31	31
Total non-current employee benefit liabilities	77	114	191	—	108	108
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	192

Notes to the consolidated financial statements continued
As part of its risk management strategy, in September 2023, the board of trustees entered into a buy-in agreement with Just Retirement Ltd. to acquire an insurance policy with the intent of matching a specific portion of the GB Scheme’s future cash flows arising from the accrued pension liabilities of retired members. The transaction was financed entirely using a portion of the existing plan assets, with no further funding required from the Group. On an IAS 19 “Employee Benefits” basis, the subsequent fair value of the insurance policy matches the present value of the liabilities being insured. As the purchase price of the annuity of €257 million exceeded the IAS 19 accounting value of the corresponding liabilities, an asset remeasurement loss of €26 million has been recorded in other comprehensive income.
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary, which is used as the basis of determining the Group’s future contributions to the plan. The latest triennial valuation was carried out as at 5 April 2022 and has been updated to 31 December 2023 to reflect our defined benefit obligation, for known events and changes in market conditions as allowed under IAS 19.
Risks
The Group’s defined benefit pension schemes expose the Group to a number of risks, including:
•Asset volatility: the plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperformed this yield, a deficit would occur. Some of our plans hold a significant proportion of growth assets (equities and property) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given each scheme’s long-term objectives.
•Changes in bond yields – a decrease in corporate bond yields will increase the defined benefit liability, although this will be partially offset by an increase in the value of the plan’s bond holdings.
•Inflation risk: a significant proportion of our benefit obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation). The majority of the assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.
•Life expectancy: the majority of our plans have an obligation to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the defined benefit liabilities.
Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	Year ended 31 December
	2023			2022			2021
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Service cost	—	14	14	—	18	18	10	16	26
Past service (credit)/cost(A)	—	(7)	(7)	—	(2)	(2)	(29)	6	(23)
Net interest (income)/cost	(1)	(1)	(2)	(2)	1	(1)	1	1	2
Administrative expenses	—	1	1	—	1	1	1	1	2
Total cost	(1)	7	6	(2)	18	16	(17)	24	7
(A)The current year activity is predominantly comprised of the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age in France.
Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	Year ended 31 December
	2023			2022			2021
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Actuarial loss/(gain) on defined benefit obligation arising during the period	39	32	71	(712)	(125)	(837)	(60)	(6)	(66)
Return on plan assets less/(greater) than discount rate	65	(28)	37	808	74	882	(177)	(58)	(235)
Net charge to other comprehensive income	104	4	108	96	(51)	45	(237)	(64)	(301)

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	193

Notes to the consolidated financial statements continued
Benefit obligation and fair value of plan assets
The following tables summarise the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	Year ended 31 December
	2023			2022
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	937	529	1,466	1,739	674	2,413
Service cost	—	14	14	—	18	18
Past service (credit)/cost	—	(7)	(7)	—	(2)	(2)
Interest costs on defined benefit obligation	45	15	60	32	7	39
Plan participants contribution	—	36	36	—	28	28
Actuarial loss/(gain) – experience	21	9	30	26	7	33
Actuarial (gain)/loss – demographic assumptions	(13)	—	(13)	2	—	2
Actuarial loss/(gain) – financial assumptions	31	23	54	(740)	(132)	(872)
Benefit payments	(33)	(70)	(103)	(57)	(72)	(129)
Administrative expenses	—	1	1	—	1	1
Currency translation adjustments	20	(2)	18	(65)	—	(65)
Benefit obligation at end of plan year	1,008	548	1,556	937	529	1,466

	Year ended 31 December
	2023			2022
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	952	572	1,524	1,840	664	2,504
Interest income on plan assets	46	16	62	34	6	40
Return on plan assets (less)/greater than discount rate	(65)	28	(37)	(808)	(74)	(882)
Plan participants contributions	—	36	36	—	28	28
Employer contributions	11	21	32	11	21	32
Benefit payments	(33)	(70)	(103)	(57)	(72)	(129)
Currency translation adjustment	20	(2)	18	(68)	(1)	(69)
Fair value of plan assets at end of plan year	931	601	1,532	952	572	1,524

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	194

Notes to the consolidated financial statements continued
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at 31 December 2023 is 15 years, including 16 years for the GB Scheme. The weighted average duration of the defined benefit plan obligation as at 31 December 2022 was 16 years, including 17 years for the GB Scheme.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	Year ended 31 December
	2023			2022
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Net benefit status:
Present value of obligation	(1,008)	(548)	(1,556)	(937)	(529)	(1,466)
Fair value of assets	931	601	1,532	952	572	1,524
Net benefit status:	(77)	53	(24)	15	43	58
Retirement benefit surplus (Note 25)	—	134	134	15	120	135
Retirement benefit obligation	(77)	(81)	(158)	—	(77)	(77)
The surplus for 2023 is primarily related to the defined benefit plans in Germany and Belgium. The surplus is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan.

Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	Year ended 31 December
	2023			2022
	GB	Rest of world	Average	GB	Rest of world	Average
Financial assumptions	%	%	%	%	%	%
Discount rate	4.5	3.6	4.2	4.8	4.0	4.5
Rate of compensation increase	N/A	3.6	3.6	N/A	3.6	3.6
Rate of price inflation	3.1	2.3	2.9	3.3	2.4	3.0

	Year ended 31 December
	2023			2022
Demographic assumptions (weighted average)(A)	GB	Rest of world	Average	GB	Rest of world	Average
Retiring at the end of the reporting period
Male	21.4	19.8	21.0	21.9	19.8	21.3
Female	23.9	23.2	23.7	24.4	23.1	24.0
Retiring 15 years after the end of the reporting period
Male	22.3	20.0	21.7	22.8	20.0	22.1
Female	25.0	23.5	24.6	25.5	23.5	24.9
(A)These assumptions translate into an average life expectancy in years, post-retirement, for an employee retiring at age 65.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	195

Notes to the consolidated financial statements continued
The following tables summarise the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

		Year ended 31 December 2023
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(7.3)	(4.1)	(6.2)	7.9	4.4	6.7
Rate of compensation increase(A)	0.5%	N/A	1.6	0.5	N/A	(1.4)	(0.5)
Rate of price inflation	0.5%	4.6	3.2	4.1	(4.5)	(3.0)	(4.0)
Mortality rates	1 year	2.3	1.7	2.1	(2.5)	(1.8)	(2.2)

		Year ended 31 December 2022
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(7.9)	(4.0)	(6.5)	8.6	4.4	7.1
Rate of compensation increase(A)	0.5%	N/A	1.6	0.6	N/A	(1.4)	(0.5)
Rate of price inflation	0.5%	3.9	3.1	3.6	(3.8)	(2.9)	(3.4)
Mortality rates	1 year	3.0	1.7	2.5	(2.8)	(1.7)	(2.4)
(A)The compensation increase assumption is no longer applicable to the valuation of the defined benefit obligation associated with the GB Scheme in light of the plan closure effective 31 March 2021.
The sensitivity analyses have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation, as it is unlikely that changes in assumptions would occur in isolation from one another.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	196

Notes to the consolidated financial statements continued
The following table summarises pension plan assets measured at fair value as at the dates presented:

	Year ended 31 December 2023					Year ended 31 December 2022
	Total	Investments quoted in active markets		Unquoted investments		Total	Investments quoted in active markets		Unquoted investments
		GB	Rest of world	GB	Rest of world		GB	Rest of world	GB	Rest of world
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Equity securities(A)	154	—	154	—	—	185	—	185	—	—
Fixed income securities:(B)
Corporate bonds and notes	211	117	94	—	—	56	—	56	—	—
Government bonds(C)	335	770	41	(476)	—	692	1,131	28	(467)	—
Cash and other short-term investments(D)	25	19	6	—	—	28	23	5	—	—
Other investments:
Real estate funds(E)	255	21	26	208	—	274	43	15	216	—
Insurance contracts(F)	463	—	—	260	203	207	—	—	—	207
Investment funds(G)	77	—	—	—	77	76	—	5	—	71
Derivatives(H)	12	7	—	5	—	6	5	—	1	—
Total	1,532	934	321	(3)	280	1,524	1,202	294	(250)	278
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
(C)The unquoted amounts within this category relate to repurchase agreements (where the Scheme has sold government bonds with the agreement to repurchase at a fixed date and price). The commitment to repurchase the government bonds reduces the pension assets and is reflected at fair value based on the repurchase price. The assets sold are reported at their fair value, reflecting that the Scheme retains the risks and rewards of ownership of those assets. The asset portfolio of the GB Scheme was refined during 2022 by entering into repurchase agreement of government bonds in order to better match the Scheme liability and to offset the exposure to interests and inflation rates, while remaining invested in the assets of similar risk profile.
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
(F)Insurance contracts exactly match the amount and timing of certain benefits and therefore the fair value of these insurance policies is deemed to be the present value of the related obligations.
(G)Primarily includes investments in equity securities, fixed income securities and combinations of both. Fair values are sourced from broker quotes.
(H)The unquoted amounts within derivatives primarily relate to total return swaps, which represent the current value of future cash flows arising from the swap determined using discounted cash flow models and market data at the reporting date.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	197

Notes to the consolidated financial statements continued
Contributions
To support a long-term funding arrangement, during 2019 the Group entered into a partnership agreement with the GB Scheme and the CCEP Scottish Limited Partnership (the Partnership). Certain property assets in Great Britain, with a market value of £171 million, were transferred into the Partnership and subsequently leased back to the Group’s operating subsidiary in Great Britain. The GB Scheme receives semi-annual distributions from the Partnership, increasing each year at a fixed cumulative rate of 3% through to 2034. The Group exercises control over the Partnership, and as such, it is fully consolidated in these consolidated financial statements. Under IAS 19, the investment held by the GB Scheme in the Partnership does not represent a plan asset for the purposes of these consolidated financial statements. Similarly, the associated liability is not included in the consolidated statement of financial position; rather, the distributions are recognised when paid as a contribution to the plan assets of the scheme.
Contributions to pension plans totalled €32 million, €32 million and €39 million during the years ended 31 December 2023, 31 December 2022 and 31 December 2021, respectively. Included within the 2023 contribution is €11 million relating to the Partnership agreement. The Group expects to make contributions of €31 million for the full year ending 31 December 2024.
Other employee benefit liabilities
In certain territories, the Group has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time) employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €8 million and €8 million as at 31 December 2023 and 31 December 2022, respectively, and is included within the current portion of employee benefit liabilities. The non-current portion of these liabilities totalled €33 million and €31 million as at 31 December 2023 and 31 December 2022, respectively, and is included within employee benefit liabilities.

Defined contribution plans
The Group sponsors a number of defined contribution plans across its territories. Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €81 million for the year ended 31 December 2023,
€79 million for the year ended 31 December 2022 and €62 million for the year ended 31 December 2021.
Note 16
Equity
Share capital
As at 31 December 2023, the Company has issued and fully paid 459,200,818 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of Shares	Share capital
	millions	€ million
As at 1 January 2021	455	5
Issuances of Shares	1	—
Cancellation of Shares	—	—
As at 31 December 2021	456	5
Issuance of Shares	1	—
Cancellation of Shares	—	—
As at 31 December 2022	457	5
Issuance of Shares	2	—
Cancellation of Shares	—	—
As at 31 December 2023	459	5
The number of Shares increased in 2023, 2022 and 2021 from the issue of 2,094,365, 871,421 and 1,589,522 Shares, respectively, following the exercise of share-based payment awards.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	198

Notes to the consolidated financial statements continued
Share premium
The share premium account increased by cash received for the exercise of options by €42 million in 2023, €14 million in 2022 and €28 million in 2021.
Merger reserves
The consideration transferred to acquire CCIP and CCEG qualified for merger relief under the Companies Act. As such, the excess consideration transferred over nominal value of €287 million was required to be excluded from the share premium account and recorded to merger reserves.
Other reserves
The following table summarises the balances in other reserves (net of tax) as at the dates presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Cash flow hedge reserve	31	104	151
Net investment hedge reserve	197	197	197
Foreign currency translation adjustment reserve	(974)	(728)	(509)
Reserve related to the acquisition of non-controlling interests	(79)	(79)	—
Other reserves(A)	2	(1)	5
Total other reserves	(823)	(507)	(156)
(A) Other reserves relate to cost of hedging which represents forward point on spot designations, time value of options and currency basis.
Movements, including the tax effects, in these accounts through to 31 December 2023 are included in the consolidated statement of comprehensive income or directly within the consolidated statement of changes in equity.

Dividends
Dividends are recorded within the Group’s consolidated financial statements in the period in which they are paid.

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
First half dividend(A)	308	256	—
Second half dividend(B)	533	507	638
Total dividend on ordinary shares paid	841	763	638
(A)Dividend of €0.67 per Share was paid in first half of 2023. Dividend of €0.56 per Share was paid in first half of 2022.
(B)Dividend of €1.17 per Share was paid in second half of 2023. Dividend of €1.12 per Share was paid in second half of 2022.
A full year dividend of €1.40 per Share was paid in 2021.
Dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During 2023, an incremental dividend accrual of €3 million has been recognised (2022: €3 million, 2021: €1 million).
Non-controlling interest
As at 31 December 2023, 31 December 2022 and 31 December 2021, equity attributable to non-controlling interest was nil, nil and €177 million, respectively.
In December 2022, the Group entered into a share purchase agreement (SPA) with TCCC to acquire the remaining 29.4% ownership interest of its subsidiary, PT Coca-Cola Bottling Indonesia, for a total consideration of €282 million. The acquisition completed in the first quarter of 2023, following the resolution of customary conditions (refer to Note 19). As at 31 December 2022, the non-controlling interest was derecognised.
As at 31 December 2021, equity attributable to non-controlling interest was €177 million, representing 29.4% of PT Coca-Cola Bottling Indonesia, held by TCCC and 6.1% of Samoa Breweries Limited held by numerous investors.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	199

Notes to the consolidated financial statements continued
Note 17
Total operating costs
The following tables summarise the significant cost items by nature within operating costs for the years presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Transportation costs(A)	958	851	631
Employee benefits	1,116	1,110	975
Depreciation of property, plant and equipment, excluding restructuring	236	246	245
Amortisation of intangible assets	6	7	4
Restructuring charges, including accelerated depreciation(B)	—	1	45
Other selling and distribution expenses	862	769	596
Total selling and distribution expenses	3,178	2,984	2,496
Transportation costs(A)	3	16	2
Employee benefits	608	544	462
Depreciation of property, plant and equipment, excluding restructuring	93	99	76
Amortisation of intangible assets	130	94	83
Acquisition related costs	12	3	49
Restructuring charges, including accelerated depreciation(B)	85	143	91
Other administrative expenses	379	351	311
Total administrative expenses	1,310	1,250	1,074
Total operating expenses	4,488	4,234	3,570
(A)Transportation costs include warehousing and delivery costs to the final customer destination. They exclude depreciation and amortisation.
(B)See restructuring costs table.

	Year ended 31 December
	2023	2022	2021
Restructuring costs	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 22)	78	115	93
Amount of provision unused (Note 22)	(10)	(8)	(13)
Accelerated depreciation and non-cash costs	11	44	60
Other cash costs(A)	15	12	13
Total restructuring costs	94	163	153
Restructuring costs by function:
Cost of sales	9	19	17
Selling and distribution expenses	—	1	45
Administrative expenses	85	143	91
(A)Other cash costs primarily relate to professional fees, which include consultancy costs, legal fees and other costs directly associated with restructuring.
Restructuring costs charged in arriving at operating profit for the years presented include restructuring costs arising under the following programmes and initiatives.
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
The proposals are also expected to impact a number of functions across the Group, including business process technology, customer service, sales and marketing, and finance, as the Group seeks to reduce complexity, improve efficiency and increase the use of technology.
In 2023, as part of the continuation of this program, the Group announced additional restructuring proposals. These initiatives resulted in €7 million of restructuring charges primarily related to severance costs. As at 31 December 2023, the programme is substantially complete.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	200

Notes to the consolidated financial statements continued
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.
In 2023, as part of this efficiency programme, the Group announced restructuring proposals resulting in €82 million of recognised costs primarily related to expected severance payments.
Staff costs
Staff costs included within the income statement were as follows:

	Year ended 31 December
	2023	2022	2021
Employee costs	€ million	€ million	€ million
Wages and salaries	1,841	1,769	1,544
Social security costs	339	316	302
Pension and other employee benefits	253	233	170
Total employee costs	2,433	2,318	2,016
Directors’ remuneration information is disclosed in the Directors’ remuneration report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2023	2022	2021
	No. in thousands	No. in thousands	No. in thousands
Commercial	11.6	12.5	10.9
Supply chain	17.1	16.6	14.9
Support functions	4.1	4.0	3.9
Total average staff employed	32.8	33.1	29.7
Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	Year ended 31 December
	2023	2022	2021
	€ thousand	€ thousand	€ thousand
Audit of Parent Company and consolidated financial statements(A)	3,759	3,136	4,751
Audit of the Company’s subsidiaries	6,269	6,248	5,493
Total audit	10,028	9,384	10,244
Audit-related assurance services(B)	1,019	1,002	1,234
Other assurance services	717	213	313
Total audit and audit-related assurance services	11,764	10,599	11,791
All other services(C)	36	47	35
Total non-audit or non-audit-related assurance services	36	47	35
Total audit and all other fees	11,800	10,646	11,826
(A)Fees in respect of the audit of the accounts of the Company, including the Group's consolidated financial statements.
(B)Includes professional fees for interim reviews, reporting on internal financial controls, services related to the transactions entered into with TCCC, issuance of comfort letters for debt issuances, regulatory inspections, certain accounting consultations and other attested engagements.
(C)Represents fees for all other allowable services.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	201

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
The following table summarises net finance costs for the years presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Interest income(A)	65	67	43
Interest expense on external debt(A)	(162)	(162)	(153)
Other finance costs(B)	(23)	(19)	(19)
Total finance costs, net	(120)	(114)	(129)
(A)Includes interest income and expense amounts, as applicable, on cross currency swaps and interest rate swaps. Cross currency swap and interest rate swap income totalled €47 million, €50 million and €27 million in 2023, 2022 and 2021, respectively. Cross currency swap and interest rate swap expense totalled €67 million, €31 million and €14 million in 2023, 2022 and 2021, respectively. Refer to Note 12 for further details.
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
TCCC exerts significant influence over the Group, as defined by IAS 24 “Related Party Disclosures”. As at 31 December 2023, 19.20% of the total outstanding Shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. The Group’s agreements with TCCC in each territory are for 10-year terms and each contains the right for the Group to request a 10-year renewal. The existing bottling agreements expire no earlier than 1 September 2025. Additionally, two of the Group’s seventeen Directors are nominated by TCCC.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	202

Notes to the consolidated financial statements continued
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Amounts affecting revenue(A)	140	117	50
Amounts affecting cost of sales(B)	(3,964)	(3,805)	(3,056)
Amounts affecting operating expenses(C)	25	19	9
Amounts affecting finance costs, net(D)	4	—	—
Total net amount affecting the consolidated income statement	(3,795)	(3,669)	(2,997)
(A)Amounts principally relate to fountain syrup and packaged product sales.
(B)Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
(C)Amounts principally relate to certain costs associated with new product development initiatives and reimbursement of certain marketing expenses.
(D)Amounts relate to bank fees recharges for bank guarantees.

The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Amounts due from TCCC	101	130
Amounts payable to TCCC	229	442
In December 2022, the Group entered into a share purchase agreement (SPA) with TCCC to acquire the remaining 29.4% ownership interest of its subsidiary, PT Coca-Cola Bottling Indonesia, for a total consideration of €282 million. As at 31 December 2022, we recognised a redemption liability equalling the consideration amount, which was reflected within the amounts payable to related parties line of our consolidated statement of financial position. The acquisition completed on 15 February 2023, following the resolution of customary conditions.
In February 2022, the Group entered into asset sale arrangements with TCCC, pursuant to which the Group agreed to sell certain non-alcoholic ready to drink beverage brands predominantly available in Australia and New Zealand, which were acquired as part of the business combination transaction consummated on 10 May 2021, for a total consideration approximating €182 million. The sale price approximated the fair value of the brands assessed at the acquisition date. During the first half of 2022, the Group partially completed the asset sale transaction and classified the remaining brands as assets held for sale in our consolidated statement of financial position as at 31 December 2022. The remaining portion of the asset sale transaction was finalised during the first half of 2023. The Group has also entered into commercial agreements with TCCC to facilitate ongoing manufacturing, distributing and/or selling activities pertaining to these brands.
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. Receivables from TCCC are considered to be fully recoverable.
Proposed acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI)
In November 2023, the Group together with Aboitiz Equity Ventures Inc. (AEV) entered into a definitive agreement with The Coca-Cola Company (TCCC) to jointly acquire 100% of CCBPI, a wholly owned subsidiary of TCCC, for an estimated total consideration of US$1.8 billion on a debt-free, cash-free basis. The proposed acquisition reflects a 60:40 ownership structure between CCEP and AEV. The parties also agreed that if any currently unforeseen events lead AEV to terminate its participation in the proposed acquisition, at the election of TCCC, CCEP may acquire 60% or 100% of CCBPI. The transaction, which is subject to a number of customary closing conditions, including the receipt of regulatory approval, is expected to complete during the first quarter of 2024 (refer to Note 27 for further details).
Transactions with Cobega companies
Cobega, S.A. (Cobega) exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 31 December 2023, 20.80% of the total outstanding Shares in the Group were indirectly owned by Cobega through its ownership interest in Olive Partners, S.A. Additionally, five of the Group’s seventeen Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	203

Notes to the consolidated financial statements continued
The principal transactions with Cobega are for the purchase of packaging materials and maintenance services for vending machines. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Amounts affecting revenue(A)	1	2	1
Amounts affecting cost of sales(B)	(69)	(76)	(49)
Amounts affecting operating expenses(C)	(18)	(17)	(11)
Total net amount affecting the consolidated income statement	(86)	(91)	(59)
(A)Amounts principally relate to packaged product sales.
(B)Amounts principally relate to the purchase of packaging materials and concentrate.
(C)Amounts principally relate to maintenance and repair services and transportation.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2023	2022
	€ million	€ million
Amounts due from Cobega	16	3
Amounts payable to Cobega	22	24
Terms and conditions of transactions with Cobega
Outstanding balances on transactions with Cobega are unsecured, interest free and generally settled in cash. Receivables from Cobega are considered to be fully recoverable.
Other related parties
Transactions with associates, joint ventures and other related parties
Joint venture investments relate to interests in a service provider supporting the operation of container refund schemes in certain Australian states, a PET recycling plant in Indonesia and a manufacturer of alcoholic beverages (divested during the first half of 2022).
Associate investments relate to interests in deposit scheme coordinators and a holding company of container deposit schemes in certain Australian states and territories. Associate investments also include the Group’s equity interests in early stage development companies as part of CCEP Ventures.
Other related parties include coordinators of container deposit schemes in certain Australian states over which significant influence is held.
The following table summarises the transactions with associates, joint ventures and other related parties:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Net amounts affecting consolidated income statement – associates(A)	(68)	(73)	(49)
Net amounts affecting consolidated income statement – joint ventures(B)	(28)	(9)	(9)
Net amounts affecting consolidated income statement – other related parties(A)	(85)	(85)	(52)
Total net amount affecting the consolidated income statement	(181)	(167)	(110)
(A)Amounts principally relate to container deposit scheme charges in Australia.
(B)Amounts principally relate to the purchase of certain raw materials.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	204

Notes to the consolidated financial statements continued
The following table summarises the balances with associates, joint ventures and other related parties:

	Year ended 31 December
	2023	2022
	€ million	€ million
Amounts due from associates	6	6
Amounts payable to associates	2	9
Amounts payable to joint ventures	7	—
Amounts payable to other related parties	10	10
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

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	31	30	22
Share-based payments	20	15	7
Total	51	45	29
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
Deferred tax liabilities are recognised for all taxable temporary differences, except:
•When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, unless it gives rise to equal taxable and deductible temporary differences; or
•In respect of taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	205

Notes to the consolidated financial statements continued
Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:
•When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, unless it gives rise to equal taxable and deductible temporary differences; or
•In respect of deductible temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
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
2023, 2022 and 2021 results
The following table summarises the major components of income tax expense for the periods presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Current tax:
Current tax charge	555	460	323
Adjustment in respect of current tax from prior periods	(10)	(37)	(53)
Total current tax	545	423	270
Deferred tax:
Relating to the origination and reversal of temporary differences	11	35	6
Adjustment in respect of deferred income tax from prior periods	(22)	(22)	(9)
Relating to changes in tax rates or the imposition of new taxes	—	—	127
Total deferred tax	(11)	13	124
Income tax charge per the consolidated income statement	534	436	394

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	206

Notes to the consolidated financial statements continued
The following table summarises the taxes on items recognised in other comprehensive income (OCI) and directly within equity for the periods presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Taxes charged/(credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges	11	(20)	63
Deferred tax on net gain/loss on pension plan remeasurements	(43)	(11)	63
Current tax on net gain/loss on pension plan remeasurements	8	—	1
Total taxes charged/(credited) to OCI	(24)	(31)	127
Taxes charged/(credited) to equity:
Deferred tax charge/(credit): cash flow hedges	(31)	—	—
Deferred tax charge/(credit): share-based compensation	(1)	(2)	(3)
Current tax charge/(credit): share-based compensation	—	(8)	—
Total taxes charged/(credited) to equity	(32)	(10)	(3)
The effective tax rate was 24.2%, 22.3% and 28.5% for the years ended 31 December 2023, 31 December 2022 and 31 December 2021, respectively. The Parent Company of the Group is a UK company.
Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	Year ended 31 December
	2023	2022	2021
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	2,203	1,957	1,382

Tax expense at the UK statutory rate	518	371	262
Taxation of foreign operations, net(A)	43	115	72
Non-deductible expense items for tax purposes	15	2	2
Rate and law change impact, net(B)(C)(D)	—	—	127
Deferred taxes not recognised	(10)	7	(7)
Adjustment in respect of prior periods(E)	(32)	(59)	(62)
Total provision for income taxes	534	436	394
(A)This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 23.5% (2022: 19%, 2021: 19%).
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
(E)The prior year adjustment is principally due to the release of tax reserves that are no longer required and tax audit settlements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	207

Notes to the consolidated financial statements continued
Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the periods presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2021	3,285	251	36	(14)	(14)	(12)	25	3,557
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(4)	(11)	5	7	5	—	11	13
Amounts charged/(credited) directly to OCI	—	—	(20)	—	(11)	—	—	(31)
Amount charged/(credited) to equity	—	—	—	—	(2)	—	—	(2)
Acquired through business combinations	(4)	2	—	—	—	—	—	(2)
Balance sheet reclassifications	(1)	(2)	(1)	(4)	—	—	4	(4)
Effect of movements in foreign exchange	(22)	(4)	(3)	—	(1)	—	(9)	(39)
As at 31 December 2022	3,254	236	17	(11)	(23)	(12)	31	3,492
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(14)	2	11	—	(15)	(12)	17	(11)
Amounts charged/(credited) directly to OCI	—	—	11	—	(43)	—	—	(32)
Amount charged/(credited) to equity	—	—	(31)	—	(1)	—	—	(32)
Balance sheet reclassifications	—	10	—	—	—	—	(10)	—
Effect of movements in foreign exchange	(49)	—	—	—	2	—	7	(40)
As at 31 December 2023	3,191	248	8	(11)	(80)	(24)	45	3,377
Analysed as follows:
						As at 31 December 2022		As at 31 December 2023
Deferred tax asset						(21)		(1)
Deferred tax liability						3,513		3,378

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	208

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
The gross and tax effected amounts including expiry dates, where applicable, of unrecognised losses, tax credits and deductible temporary differences available for carry forward are as follows:

	Year ended 31 December
	2023		2022		2021
	€ million		€ million		€ million
	Gross amount	Tax effected	Gross amount	Tax effected	Gross amount	Tax effected
Tax losses expiring:
Beyond 10 years	3	1	3	1	—	—
No time limit	1,391	264	1,657	288	1,803	310
	1,394	265	1,660	289	1,803	310
Tax credits expiring:
Within 10 years	57	57	58	58	100	100
Beyond 10 years	35	35	43	43	45	45
	92	92	101	101	145	145
Deductible temporary differences
No time limit	17	4	79	20	53	11
	17	4	79	20	53	11
Total	1,503	361	1,840	410	2,001	466
As at 31 December 2023, no deferred tax liability has been recognised in respect of €244 million (2022: €309 million) of unremitted earnings in subsidiaries, associates and joint ventures.
Tax provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk. As at 31 December 2023, €175 million (31 December 2022: €122 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and, therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments, and is vigorously defending its position against these assessments.
Global minimum top-up tax
On 11 July 2023, the Finance (No.2) Act 2023 was enacted in the United Kingdom, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax effective for accounting periods starting on or after 31 December 2023.
The Group expects to be subject to the top-up tax in relation to its operations in a few countries. However, since the newly enacted tax legislation in the United Kingdom is only effective from 1 January 2024, there is no current tax impact for the year ended 31 December 2023.
The Group has applied a temporary mandatory relief from recognising and disclosing information about deferred tax assets and liabilities in relation to top-up tax and accounts for it as a current tax when it is incurred.
If the top-up tax had applied in 2023, the additional tax expense relating to the Group’s operations for the year ended 31 December 2023 would be immaterial.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	209

Notes to the consolidated financial statements continued
Note 21
Share-based payment plans
The Group has an established Share options plan and a Long-Term Incentive Plan (LTIP) for certain executive and management level employees that provide for granting restricted stock units, some with performance and/or market conditions. These awards are designed to align the interests of executives and management with the interests of shareholders.
During 2022, the Group launched a new global Employee Share Purchase Plan (ESPP), which gives employees the opportunity to purchase CCEP Shares on a regular basis and become a shareholder, promoting an ownership culture. Under the ESPP, participating employees are granted matching Shares when certain vesting and non-vesting conditions are met.
The Group recognises compensation expense equal to the grant date fair value for all share-based payment awards that are expected to vest. Expense is generally recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award.
During the years ended 31 December 2023, 31 December 2022 and 31 December 2021, compensation expense related to our share-based payment plans totalled €57 million, €33 million and €17 million, respectively. The expense arising from equity-settled share-based payment transactions was €54 million for the year ended 31 December 2023 (2022: €33 million; 2021: €16 million).
Share options
Share options: (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant, (2) generally vest in three annual tranches over a period of 36 months, and (3) expire 10 years from the date of grant. Generally, when options are exercised, new Shares will be issued rather than issuing treasury Shares, if available. No options were granted during the years ended 31 December 2023, 31 December 2022 and 31 December 2021. All options outstanding as at 31 December 2023, 31 December 2022 and 31 December 2021 were valued and had exercise prices in US dollars.
The following table summarises our share option activity for the periods presented:

	2023		2022		2021
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	2,272	35.30	2,758	34.19	4,051	31.68
Granted	—	—	—	—	—	—
Exercised	(1,352)	33.86	(484)	29.00	(1,290)	26.33
Forfeited, expired or cancelled	—	—	(2)	23.21	(3)	19.68
Outstanding at end of year	920	37.42	2,272	35.30	2,758	34.19
Options exercisable at end of year	920	37.42	2,272	35.30	2,758	34.19

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	210

Notes to the consolidated financial statements continued
The weighted average Share price during the years ended 31 December 2023, 31 December 2022 and 31 December 2021 was US$60.96, US$51.21 and US$55.68, respectively.
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2023		2022		2021
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
15.01 to 25.00	—	0	—	0	151	0.85
25.01 to 40.00	920	1.60	2,272	2.20	2,607	3.04
Total	920	1.60	2,272	2.20	2,758	2.92
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
There were 0.1 million, 0.1 million and 0.1 million unvested RSUs outstanding with a weighted average grant date fair value of US$50.67, US$42.74 and US$43.29 as at 31 December 2023, 31 December 2022 and 31 December 2021, respectively.
PSU awards entitle the participant to the same benefits as RSUs. They generally vest subject to continued employment for a period of 36 months and the attainment of certain performance targets. There were 2.1 million, 1.8 million and 1.3 million of unvested PSUs, with weighted average grant date fair values of US$48.95, US$41.65 and US$43.07 outstanding as at 31 December 2023, 31 December 2022 and 31 December 2021, respectively.
The PSUs granted in 2023, 2022 and 2021 are subject to performance conditions of absolute EPS and ROIC, each with a 42.5% weighting, and to a sustainability metric, focused on the reduction of greenhouse gas emissions (CO2e) across our entire value chain with a 15% weighting.

Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted stock units and performance share units	2023	2022
Grant date fair value – service conditions (US$)	59.21	45.43
Grant date fair value – service and performance conditions (US$)	59.23	45.44
Employee Share Purchase Plan
Through the ESPP, employees are able to contribute on a regular basis up to a maximum amount deducted from their salary for the purpose of purchasing CCEP Shares. Every quarter, for each purchased share, CCEP awards participating employees matching Shares at the same time. Participating employees become owners of the matching Shares 12 months after the award, as long as they remain in employment and do not sell the related purchased Shares during this period. Participants have all the rights of a shareholder in respect of their purchased Shares and matching Shares (once they are fully owned by the employees), including dividend rights and voting rights. During the years ended 31 December 2023 and 31 December 2022, the Group recognised a compensation expense related to the ESPP of €14 million and €3 million, respectively.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	211

Notes to the consolidated financial statements continued
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2021	103	20	11	134
Charged/(credited) to profit or loss:
Additional provisions recognised	115	7	2	124
Unused amounts reversed	(8)	(2)	(3)	(13)
Utilised during the period	(74)	(1)	(1)	(76)
Translation	1	—	—	1
As at 31 December 2022	137	24	9	170
Charged/(credited) to profit or loss:
Additional provisions recognised	78	1	24	103
Unused amounts reversed	(10)	(9)	(1)	(20)
Utilised during the period	(89)	(1)	(4)	(94)
Translation	—	—	—	—
As at 31 December 2023	116	15	28	159
Non-current	26	15	4	45
Current	90	—	24	114
As at 31 December 2023	116	15	28	159
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
Refer to Note 17 for further details regarding our restructuring programmes.
Decommissioning provisions
Decommissioning liabilities relate to contractual or legal obligations to pay for asset retirement costs. The liabilities represent both the reinstatement obligations when the Group is contractually obligated to pay for the cost of retiring leased buildings and the costs for collection, treatment, reuse, recovery and environmentally sound disposal of cold drink equipment. Specific to cold drink equipment obligations, the Group is subject to, and operates in accordance with, the EU Directive on Waste from Electrical and Electronic Equipment (WEEE). Under the WEEE, companies that put electrical and electronic equipment (such as cold drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery and disposal of their own products. Where applicable, the WEEE provision estimate is calculated using assumptions, including disposal cost per unit, average equipment age and the inflation rate, to determine the appropriate accrual amount.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	212

Notes to the consolidated financial statements continued
Guarantees
In connection with ongoing litigation and tax matters in certain territories, guarantees of approximately €1,127 million have been issued (2022: €646 million). The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation. In addition, we have approximately €37 million of guarantees issued to third parties through the normal course of business
(2022: €29 million). The guarantees have various terms and the amounts represent the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.
Commitments
Commitments beyond 31 December 2023 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.2 billion as at 31 December 2023. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €165 million as at 31 December 2023. The Group also has other purchase orders raised in the ordinary course of business, which are settled in a reasonably short period of time.
Lease agreements
As at 31 December 2023, the Group had committed to a number of lease agreements that have not yet commenced. The minimum lease payments for these lease agreements totalled €23 million.
Proposed Acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI)
In November 2023, the Group together with Aboitiz Equity Ventures Inc. (AEV) entered into a definitive agreement with The Coca-Cola Company (TCCC) to jointly acquire 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (refer to Note 19 and Note 27 for further details).

Note 23
Other income
Other income for the year ended 31 December 2023 totalled €107 million (31 December 2022: €96 million, 31 December 2021: nil). The balance is primarily attributable to the following activities.
The Group recognised €18 million of royalty income arising from the ownership of mineral rights in Queensland, Australia (2022: €96 million). On 7 March 2023, the Group entered into an agreement to sell the sub-strata and associated mineral rights. Upon regulatory approval, the transaction was consummated in April 2023. The total consideration approximated €35 million.
The Group recognised a gain of €54 million related to the sales of properties, mainly attributable to the sale of property in Germany completed on 7 July 2023.
Note 24
Other current assets and assets held for sale
Other current assets
The following table summarises the Group’s other current assets as at the dates presented:

	Year ended 31 December
	2023	2022
Other current assets	€ million	€ million
Prepayments	130	180
VAT receivables	40	41
Coal royalties(A)	—	96
Miscellaneous receivables	181	162
Total other current assets	351	479
(A)As at 31 December 2022, the amount related to the royalty income recognised in connection with a favourable court ruling pertaining to the ownership of certain mineral rights in Australia. Refer to Note 23 for further detail.
VAT receivables
In 2014, a dispute arose between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region) as to the responsibility for refunding VAT to CCEP. Pertaining to the VAT assessment for years 2013 to 2016, the Group recognised a VAT receivable of €214 million within other non-current assets, for the year ended 31 December 2021. During 2022, the Group received €252 million, inclusive of interest, from the regional tax authorities of Bizkaia following the Arbitration Board ruling and recognised an additional VAT receivable of €25 million from the Basque Region within Other current assets, and a payable of

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	213

Notes to the consolidated financial statements continued
€57 million to the Spanish tax authorities within Trade and other payables, both inclusive of interest. As at 31 December 2023, the VAT receivable balance of €25 million remains unchanged, while the VAT payable balance increased to €59 million resulting from interests. The classification of both balances remains unchanged.
Related to the same dispute between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region), on 8 February 2023 the Group received a proposed VAT assessment for years 2017 to 2019, approximating €250 million, inclusive of interest. For the period under the proposed assessment, the VAT refund was issued by the Spanish tax authorities. We believe that the Group will continue to be held neutral in respect of the VAT dispute.
Assets held for sale
Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they would be recovered through sale rather than continuous use. In order for a sale to be considered highly probable, all of the following criteria needs to be met: management is committed to a plan to sell the assets, an active programme to locate a buyer and complete the plan has been initiated, the assets are actively marketed at a reasonable price, and the sale is expected to be completed within one year from the date of classification.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less cost to sale.
Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity accounted investee is no longer equity accounted.
Assets classified as held for sale as at 31 December 2023 totalled €22 million and are comprised of properties expected to be sold in the near future.
Assets classified as held for sale as at 31 December 2022 totalled €94 million and were predominantly comprised of €40 million related to certain non-alcoholic ready to drink brands that were sold to TCCC (refer to Note 19 for further details), as well as €29 million related to a sale of property in Germany (refer to Note 23 for further details).

Note 25
Other non-current assets
The following table summarises the Group’s other non-current assets as at the dates presented:

	Year ended 31 December
	2023	2022
Other non-current assets	€ million	€ million
Retirement benefit surplus (Note 15)	134	135
Investments	39	35
Other	122	82
Total other non-current assets	295	252
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
Financial assets at fair value through other comprehensive income relate to equity investments. These investments are not held for trading purposes, and hence the Group has opted to recognise fair value movements through other comprehensive income. There have been no significant changes in fair value of these investments during the period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	214

Notes to the consolidated financial statements continued
The following table summarises the Group’s carrying value of investments as at the dates presented:

	Year ended 31 December
	2023	2022
Investments	€ million	€ million
Investments accounted using equity method	35	33
Financial assets at fair value through other comprehensive income	4	2
Total investments	39	35
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
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings. To manage interest rate risk, the Group maintains a significant proportion of its borrowings at fixed rates. Approximately 89% and 90% of the Group’s interest bearing borrowings were comprised of fixed rate borrowings at 31 December 2023 and 31 December 2022, respectively. The Group also modifies its interest rate exposure through the use of interest rate swaps. As at 31 December 2023 and 31 December 2022, the notional value of the Group’s interest rate swaps was €1,123 million and €1,146 million, respectively.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended 31 December 2023, 31 December 2022 and 31 December 2021, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €9 million, €9 million and €7 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt.
Currency exchange rates
Foreign currency exchange risk can only arise on financial instruments that are denominated in a currency other than the functional currency in which they are measured. Translation-related risks are therefore not included in the assessment of the Group’s exposure to currency risks. Translation exposures arise from financial and non-financial items held by the Group with a functional currency different from the Group’s presentation currency (euro). To manage currency exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, foreign currency forward and option contracts with external third parties are used. Typically, up to 80% of anticipated cash flow exposures in each major foreign currency for the next calendar year are hedged using a combination of forward and option contracts with third parties.
The Group is also exposed to the risk of changes in currency exchange rates between US dollar and euro relating to its US denominated borrowings. This risk is managed by entering into cross currency swaps upon issuance thereby mitigating all the foreign currency risk.
The Group also has borrowing denominated in Australian dollars that are not swapped into euro and are converted as part of the currency translation of the net assets of API, and, as such, movements in exchange rates would not impact profit.
The Group’s main foreign currency exchange rate exposure relates to the change in value of the euro against other currencies. The impact of a reasonably probable movement such as 10% appreciation of the euro on the Group’s pre-tax equity would have led to a €6 million loss as at 31 December 2023 (31 December 2022:
€29 million loss; 31 December 2021: €11 million gain). A 10% weakening of the euro would have led to an equal but opposite effect. The impact on the Group’s pre-tax equity is due to changes in the fair value of foreign currency hedges designated as cash flow hedges.
During 2023, the Group entered into deal contingent foreign currency forwards (refer to Note 12 for further details) in order to mitigate the foreign currency risk arising from the proposed acquisition of CCBPI. A 10% appreciation of the euro as at 31 December 2023 would have led to a €64 million loss impacting the Group’s pre-tax equity. A 10% weakening of the euro would have led to an equal but

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	215

Notes to the consolidated financial statements continued
opposite effect. There would be no impact on the Group’s income statement as these instruments are designated as cash flow hedges.
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
During the year ended 31 December 2023, the Group implemented a new gas and power hedging programme to manage its exposure to changes in commodity prices in relation to its purchases of power and gas, by entering into financial swaps designated in a cash flow hedge relationship. As at 31 December 2023, the notional value of the swaps was €89 million and amounts of €13 million and €52 million were included in derivative assets and derivative liabilities, respectively (refer to Note 12).
The following table demonstrates the sensitivity to reasonably possible changes in commodity prices at the reporting date, with all other variables held constant. The impact on the Group’s pre-tax equity is due to changes in the fair value of commodity hedges designated as cash flow hedges. There is no impact on the Group’s income statement as all commodity derivatives are designated as hedging instruments in cash flow hedges.

	Year ended 31 December
	2023	2022	2021
Commodity price risk	€ million	€ million	€ million
10% increase in commodity prices equity gain	144	140	92
10% decrease in commodity prices equity loss	(144)	(140)	(92)
Credit risk
The Group is exposed to counterparty credit risk on all of its derivative financial instruments. Strict counterparty credit guidelines are maintained and only financial institutions that are investment grade or better are acceptable counterparties. Counterparty credit risk is continuously monitored and numerous counterparties are used to minimise exposure to potential defaults. Where required, collateral is paid between the counterparties to minimise counterparty risk. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. Included in trade and other payables is €20 million (2022: €25 million) related to collateral received from counterparties.
Credit is extended in the form of payment terms for trade to customers of the Group, consisting of retailers, wholesalers and other customers, generally without requiring collateral, based on an evaluation of the customer’s financial condition. While the Group has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Group serves, including, but not limited to, their type, geographic location, size and beverage channel. Depending on the risk profile of certain customers, we may also seek bank guarantees. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted. Trade accounts receivable are initially recognised at their transaction price and subsequently measured at amortised cost less provision for impairment. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. A default on a financial asset is when the counterparty fails to make contractual payments when they fall due. Exposure to losses on receivables is monitored, and balances are adjusted for expected credit losses. Expected credit losses are determined by: (1) evaluating the ageing of receivables; (2) analysing the history of adjustments; and (3) reviewing high risk customers. Credit insurance on a portion of the accounts receivable balance is also carried.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	216

Notes to the consolidated financial statements continued
Liquidity risk
Liquidity risk is actively managed to ensure that the Group has sufficient funds to satisfy its commitments. The Group’s sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt and equity securities, and bank borrowings. The Group believes its operating cash flow, cash on hand and available short- and long-term capital resources are sufficient to fund its working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to its shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. Based on information currently available, the Group does not believe it is at significant risk of default by its counterparties.
The Group has amounts available for borrowing under a €1.80 billion multi currency credit facility (2022: €1.95 billion) with a syndicate of 12 banks. This credit facility matures in 2029 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2023, the Group had no amounts drawn under this credit facility.
In 2022, the Group implemented a new sustainability-linked supply chain finance programme. The facility is provided by a third party bank and will help our suppliers get paid earlier than under contractual credit terms. Supplier balances under supply chain finance facilities are disclosed in Note 14.
The following table analyses the Group’s non-derivative financial liabilities and net settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2023
Trade and other payables	4,875	4,875	—	—	—
Amounts payable to related parties	270	270	—	—	—
Borrowings	11,803	1,322	2,325	2,681	5,475
Derivatives	268	99	42	39	88
Lease liabilities	774	159	237	141	237
Total financial liabilities	17,990	6,725	2,604	2,861	5,800
31 December 2022
Trade and other payables	4,714	4,714	—	—	—
Amounts payable to related parties	485	485	—	—	—
Borrowings	12,314	1,336	2,597	2,179	6,202
Derivatives	263	76	17	51	119
Lease liabilities	752	149	217	129	257
Total financial liabilities	18,528	6,760	2,831	2,359	6,578
Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and appropriate capital ratios are maintained to support the Group’s business and maximise shareholder value. The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Fitch are Baa1 and BBB+, respectively. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downwards, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	217

Notes to the consolidated financial statements continued
The capital structure is managed and, as appropriate, adjustments are made in light of changes in economic conditions and the Group’s financial policy. The Group monitors its operating performance in the context of targeted financial leverage by comparing the ratio of net debt with comparable EBITDA. Net debt is calculated as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short term investments. Comparable EBITDA is calculated as EBITDA and adjusted for items impacting comparability.
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
Note 27
Significant events after the reporting period
On 14 February 2024, in connection with the acquisition of Coca-Cola Beverages Philippines, Inc. CCBPI, the Group entered into a term loan facility agreement with the Bank of the Philippine Islands. A term loan facility in an aggregate amount of US$500 million is made available under the agreement to be utilised in Philippine Peso (PHP), which has been defined as the base currency. On 20 February 2024, the Group drew down a PHP23.5 billion (US$420 million) loan under the facility with a maturity date of 20 February 2034. The vast majority of the balance (90% of the total principal amount of the loan) is repayable in full upon maturity.
On 23 February 2024, the joint acquisition of Coca-Cola Beverages Philippines, Inc. CCBPI was successfully consummated for a total consideration of US$1.68 billion (€1.55 billion), all of which was settled in cash upon completion. The Group paid US$1.0 billion (€930 million) of the total consideration, commensurate with the effective 60:40 ownership structure of CCBPI. The transaction is going to be accounted for under IFRS 3 “Business Combinations”, using the acquisition method of accounting. The Group has commenced the purchase price allocation procedures related to the assets acquired and liabilities assumed, which as of the date of this filing remain incomplete.
Note 28
Group companies
In accordance with section 409 of the Companies Act 2006, a full list of the Company’s subsidiaries, partnerships, associates, joint ventures and joint arrangements as at 31 December 2023 is disclosed below, along with the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by CCEP.

Name	Country of incorporation	% equity interest	Registered address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aguas De Cospeito, S.L.U.	Spain	100%	Crta. Pino km. 1 - 2, 27377, Cospeito (Lugo), Spain
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria, Burgos, Spain
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km, 3-35250, ingenio (Gran Canaria), Spain
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aitonomi AG	Switzerland	15%	Bruderhausstrasse 10, CH-6372 Ennetmoos, Switzerland
Amalgamated Beverages Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Apand Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Associated Products & Distribution Proprietary	Australia	100%(O)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
BBH Investment Ireland Limited	Ireland	100%	6th Floor, 2 Grand Canal Square, Dublin 2, Ireland

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	218

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda. Alcalde Alfonso Molina, S/N-15007, (A Coruna), Spain
Beganet, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950, Esplugues de Llobregat, Spain
Beverage Bottlers (NQ) Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Beverage Bottlers (QLD) Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105, Reykjavík, Iceland
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
BNI B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
BNII Inc.	Philippines	100%(G)	V&A Law Center, 11th Ave Cor 39th St., Bonifacio Global City, Fort Bonifacio, 1634 Taguig City NCR, Fourth District, Philippines
BNI (Finance) B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Bottling Holding France SAS	France	100%	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Bottling Holdings Europe Limited	United Kingdom	100%(B)(E)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Brewcorp Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Brewhouse Investments Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
C - C Bottlers Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Can Recycling (S.A.) Pty. Ltd.	Australia	100%(B)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245, Berlin, Germany
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%(I)	Stralauer Allee 4, 10245, Berlin, Germany
CC Iberian Partners Gestion S.L.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstrasse 20, 06126, Halle (Saale), Germany
CCA Bayswater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Finance (Australia) Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Finance (Ireland) Designated Activity Company	Ireland	100%	3 Dublin Landings, North Wall Quay, Dublin, D01 C4E0, Ireland
CCEP Group Services Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (Australia) Limited	United Kingdom	100%(A)(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (Australia) Pty Ltd	Australia	100%(A)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87, Haninge, Sweden
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	219

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
CCEP Scottish Limited Partnership	United Kingdom	100%(P)	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ, United Kingdom
CCEP Ventures Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Circular Plastics Australia (PET) Holdings Pty Ltd	Australia	16.67%	Building 3, 658 Church Street, Cremorne VIC 3121, Australia
Classic Brand (Europe) Designated Activity Company	Ireland	100%	Charlotte House, Charlemont Street, Saint Kevin's, Dublin, D02 NV26
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950, Esplugues de Llobregat, Spain
Coca-Cola Europacific Partners (CDE Aust) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Fiji) Pte Limited	Fiji	100%	Lot 1, Ratu Dovi Road, Laucala Beach Estate, NASINU, Fiji
Coca-Cola Europacific Partners (Holdings) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Initial LP) Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners (Scotland) Limited	United Kingdom	100%	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ, United Kingdom
Coca-Cola Europacific Partners API Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Australia Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Belgium SRL/BV	Belgium	100%	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245, Berlin, Germany
Coca-Cola Europacific Partners France SAS	France	100%(G)	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Coca-Cola Europacific Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings NZ Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Holdings US, Inc.	United States	100%(A)(D)	Corporation Trust Center, 1209 Orange Street, Wilmington DE, USA
Coca-Cola Europacific Partners Iberia, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Coca-Cola Europacific Partners Investments (Singapore) Pte. Ltd.	Singapore	100%	80 Robinson Road, #02-00, 068898, Singapore
Coca-Cola Europacific Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110, Reykjavik, Iceland
Coca-Cola Europacific Partners Luxembourg sàrl	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Coca-Cola Europacific Partners Nederland B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Coca-Cola Europacific Partners New Zealand Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
Coca-Cola Europacific Partners Papua New Guinea Limited	Papua New Guinea	100%	Section 23, Allotment 14, Milfordhaven Road, LAE, Morobe Province, 411, Papua New Guinea
Coca-Cola Europacific Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Portugal Unipessoal LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal, Portugal
Coca-Cola Europacific Partners Services Bulgaria EOOD	Bulgaria	100%	2 Donka Ushlinova Street, Garitage Park, Office Building 4, floor 6, Sofia, 1766, Bulgaria

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	220

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Europacific Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Services SRL	Belgium	100%(N)	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Sverige AB	Sweden	100%	136 87, Haninge, Sweden
Coca-Cola Europacific Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware, USA
Coca-Cola Europacific Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware, USA
Coca-Cola Europacific Partners Vanuatu Limited	Vanuatu	100%	1st Floor, Govant Building, Kumul Highway, Port Vila, Vanuatu
Coca-Cola Immobilier SCI	France	100%(G)	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Coca-Cola Production SAS	France	100%	Zone d' entreprises de Bergues, 59380, Commune de Socx, France
Coca-Cola Australia Foundation Limited	Australia	—%(L)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18- 3ª (Granda) Siero - 33006, Oviedo, Spain
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, (Madrid), Spain
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta., Maria de Poblet, 3646930, Quart de Poblet, Spain
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57, Galdakao, 48960, Bizkaia, Spain
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Container Exchange (QLD) Limited	Australia	—%(L)	Level 17, 100 Creek Street, Brisbane QLD 4000, Australia
Circular Economy Systems Pty Ltd	Australia	50%	Maddocks, Angel Place, Level 27, 123 Pitt Street, Sydney NSW 2000, Australia
Crusta Fruit Juices Proprietary Limited	Australia	100%(J)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford 25, Manzana 19, Complejo Pq.Ind.Juan, CARLOS I, 46220, Picassent, Valencia, Spain
Endurvinnslan hf.	Iceland	20%	Knarravogur 4, 104 Reykjavik, Iceland
Exchange for Change (ACT) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Exchange for Change (NSW) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Feral Brewing Company Pty Ltd	Australia	100%(K)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Foodl B.V.	Netherlands	33.3%	HNK Utrecht West, V.02, Weg der Verenigde Naties 1, 3527 KT, Utrecht, Netherlands
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche, 21200, Dijon, France
Innovative Tap Solutions Inc.	United States	21.8%	300 Brookside Avenue, Ambler, PA 19002, USA
Instelling voor Bedrijfspensioenvoorziening Coca-Cola Europacific Partners Belgium/Coca-Cola Europacific Partners Services – Bedienden-Arbeiders OFP	Belgium	100%	1424 – B1070 Bergensesteenweg, Brussels, Belgium
Instelling voor Bedrijfspensioenvoorziening Coca-Cola Europacific Partners Belgium/Coca-Cola Europacific Partners Services – Kaderleden OFP	Belgium	100%	1424 – B1070 Bergensesteenweg, Brussels, Belgium
Ionech Limited	United Kingdom	14.8%	6th Floor, Manfield House, 1 Southampton Street, London, England, WC2R 0LR

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	221

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Kollex GmbH	Germany	20%	Kottbusser Damm 25-26, 10967, Berlin, Germany
Lavit Holdings Inc	United States	13.7%	27 West 20th Street, Suite 1004, New York NY 10011, USA
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnologico de Leganes, 28919, (Leganes), Spain
Mahija Parahita Nusantara Foundation	Indonesia	—%(L)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
Matila Nominees Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Bottled Water Co Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail SA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater (VIC) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co. (QLD) Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail WA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Pacbev Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Paradise Beverages (Fiji) Pte Limited	Fiji	100%	122-164 Foster Road, Walu Bay, Suva, Fiji
PEÑA Umbria S.L.U.	Spain	100%	Av. Real Monasterio de Sta., Maria de Poblet, 3646930, Quart de Poblet, Spain
Perfect Fruit Company Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
PT Amandina Bumi Nusantara	Indonesia	35.31%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
PT Coca-Cola Bottling Indonesia	Indonesia	100%(C)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
PT Coca-Cola Distribution Indonesia	Indonesia	100%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
Purna Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Quenchy Crusta Sales Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Real Oz Water Supply Co (QLD) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309, La Rinconada, Sevilla, Spain
Refrige SGPS, Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal, Portugal
Sale Proprietary Co 1 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 2 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 3 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 4 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 5 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	222

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Sale Proprietary Co 6 Pty Ltd	Australia	100%(D)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 7 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Samoa Breweries Limited (SBL)	Samoa	100%	Vaitele Industrial Zone, Vaitele Tai, Faleata Sisifo, Samoa
TasRecycle Limited	Australia	—%(M)	Level 9, 85 Macquarie Street, Hobart TAS 7000, Australia
VicRecycle Limited	Australia	—%(M)	HWL Ebsworth Lawyers, Level 8, 447 Collins Street, Melbourne VIC 3000, Australia
WA Return Recycle Renew Ltd	Australia	—%(L)	Unit 2, 1 Centro Avenue, Subiaco WA 6008, Australia
Wabi Portugal, Unipessoal LDA	Portugal	100%	Nº 16-A, Fracçao B, 5º Piso, Edificio Miraflores Premium Distrito: Lisboa Concelho: Oieras Freguesia: Algés, Linda-a-Velha e Cruz Quebrada-Dafundo 1495 190 Algés, Portugal
WB Investment Ireland 2 Limited	Ireland	100%	3 Dublin Landings, North Wall Quay, Dublin, D01 C4E0, Ireland
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
WIH UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Wir Sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245, Berlin, Germany
(A)100% equity interest directly held by Coca-Cola Europacific Partners plc.
(B)Class A and B ordinary shares.
(C)Series A, B, C and D shares.
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
(L)Company limited by guarantee. CCEP is a member along with one other member.
(M)Company limited by guarantee. CCEP is a member along with two other members.
(N)Class A, B and C ordinary shares.
(O)Includes redeemable preference shares and discretionary dividend shares issued to the Group.
(P)Limited partnership.

Note 29
Subsidiaries exempt from audit
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2023.

Name	Registration number
CCEP Holdings (Australia) Limited	12982568
WIH UK Limited	10140214
Amalgamated Beverages Great Britain Limited	01994995

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	234

Key performance data summary

		Group			Europe		API
Metric		2023α	2022∆	2019 Baseline∆	2023α	2019 Baseline∆	2023α	2019 Baseline∆
Climate
Scope 1 GHG emissions (tonnes of CO2e)		283,745	299,090	344,616	193,305	229,527	90,440	115,089
Scope 2 GHG emissions — market based approach (tonnes of CO2e)		151,795	192,053	223,114	9,542	7,546	142,254	215,567
Scope 2 GHG emissions — location based approach (tonnes of CO2e)		292,243	308,050	384,382	117,289	168,899	174,954	215,482
Scope 3 GHG emissions (tonnes of CO2e)		4,827,581	5,095,008	5,754,177	3,161,595	3,763,414	1,665,987	1,990,763
Scope 1, 2 and 3 GHG emissions – Full value chain(A) (tonnes of CO2e)		5,263,122	5,586,151	6,321,907	3,364,441	4,000,487	1,898,680	2,321,419
Scope 1, 2 and 3 GHG emissions – Full value chain(A) per litre (gCO2e per litre)		283.3	298.9	350.1	224.3	280.3	530.7	613.2
Absolute reduction in total value chain(A) GHG emissions (Scope 1, 2 and 3) since 2019 (%)	-30% by 2030	16.7	11.6		15.9		18.2
Relative reduction in total value chain(A) GHG emissions (Scope 1, 2 and 3) per litre since 2019 (%)		19.1	14.6		20.0		13.5
GHG Scope 1 and 2(A) emissions per litre of product produced (gCO2e per litre)		26.8	29.6		15.5		74.9
Manufacturing energy use ratio (MJ per litre of finished product produced)		0.35	0.35		0.30		0.56
Emissions from biologically sequestered carbon		87,273	71,151
Percentage of electricity purchased that comes from renewable sources (%)		79.1	74.2		98.9		33.7
Percentage of electricity consumed that comes from renewable sources (%)	100% by 2030	78.0	73.1		97.8		35.8
Tonnes of CO2e offset through carbon credits (tonnes of CO2e)		41,090	9,375
Percentage of carbon strategic suppliers having targets approved by SBTi (%)	100% by 2025(B)	31	17		50		16
Note: For a full list of CCEP’s headline sustainability commitments as part of our This is Forward sustainability action plan, please refer to “Our headline commitments” on page 15. For details on our approach to reporting and methodology please see our 2023 Sustainability reporting methodology document on cocacolaep.com/sustainability/download-centre.
(A) Market based approach only.
(B) 100% of carbon strategic suppliers to set science based targets by 2023 (Europe) and 2025 (API). Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (~200 suppliers in total).

α    This metric was subject to external independent limited assurance for the year ended 31 December 2023.
∆    Our 2019 baseline and 2022 data was subject to external independent limited assurance for the year ended 31 December 2022, and was included within our 2022 Integrated Report and Form 20-F. A copy of the assurance statement for these periods can be found on cocacolaep.com/assets/Sustainability/Documents/2022/2022-Assurance-statement.pdf. In line with the WRI/WBCSD GHG Protocol, our baseline figures for 2019 and prior years 2020-2022 have been restated to include updated emissions factors and more accurate data. These restated emissions were outside the scope of the latest independent limited assurance review.
The acquisition of API completed on 10 May 2021. The Group and API sustainability metrics are presented on a full year basis for 2019 baseline calculated on a pro forma basis to allow for better period over period comparability.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	235

Key performance data summary continued

		Group		Europe	API
Metric		2023α	2022∆	2023α	2023α
Packaging
Percentage of all primary packaging that is recyclable (%, based on unit case)	100% by 2025	99.1		99.0	99.6
Percentage of PET used which is rPET (%, based on tonnes of material)	50% by 2025(A)	54.6	48.5	59.2	41.5
Primary packaging collected for recycling as a percentage of total primary packaging (%, based on individual units)	100% by 2030	73.2	72.0	75.3	64.9
Percentage of PET bottles that are 100% rPET (%, based on individual consumer units)		47.6	44.7	50.9	39.2

Water
Total water withdrawal (1,000m3)		26,142	26,578	20,783	5,360
Total water withdrawals from areas of high or extremely high baseline water stress (1,000m3)		12,904	13,036	11,651	1,253
Percentage of water withdrawn in regions with high or extremely high water stress (%)		50.1	49.8	56.3	24.7
Total production volumes from areas of high or extremely high baseline water stress(B) (1,000m3)		8,067	8,126	7,405	662
Percentage of production volumes from areas of high or extremely high baseline water stress (%)		49.8	49.1	56.5	21.5
Total volume of water replenished (1,000m3)		18,339	19,732	16,189	2,150
Water replenished as percentage of total sales volumes (%)	100% by 2030	98.7	105.5	107.9	60.1
Manufacturing water use ratio (litres of water per litre of finished product produced)		1.61	1.60	1.58	1.73
Percentage reduction in manufacturing water use ratio since 2019 (%)	10% vs. 2019	4.9		1.3	15.7
Note: For a full list of CCEP’s headline sustainability commitments as part of our This is Forward sustainability action plan, please refer to “Our headline commitments” on page 15. For details on our approach to reporting and methodology please see our 2023 Sustainability reporting methodology document on cocacolaep.com/sustainability/download-centre.
(A)50% recycled plastic (rPET) in our PET bottles by 2023 (Europe) and 2025 (API).
(B)21 out of 42 non-alcoholic ready to drink (NARTD) production facilities in Europe and three out of 24 NARTD production facilities in API are located in areas of water stress (based on WRI water stress mapping).
α    This metric was subject to external independent limited assurance for the year ended 31 December 2023. Please see cocacolaep.com/sustainability/download-centre for our 2023 assurance statement.
∆    This metric was subject to external independent limited assurance for the year ended 31 December 2022 and was included in our 2022 Integrated Report and Form 20-F. Please see cocacolaep.com/assets/Sustainability/Documents/2022/2022-Assurance-statement.pdf for our 2022 assurance statement.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	236

Key performance data summary continued

		Group		Europe	API
Metric		2023α	2022∆	2023α	2023α
Supply chain
Percentage of sugar sourced through suppliers in compliance with our Principles for Sustainable Agriculture (PSA) (%)	100%	99.4	97.6	99.9	97.3
Percentage of pulp and paper sourced through suppliers in compliance with our PSA (%)	100%	99.8	99.2	99.8	99.7
Percentage of total supplier spend covered by Supplier Guiding Principles (%)	100%	97.9	97.5	98.3	96.3

Drinks
Europe: Reduction in average sugar per litre in soft drinks(A)(B) portfolio since 2019 (%)	10% by 2025			4.9
New Zealand: Reduction in average sugar per litre in NARTD(A)(C) portfolio since 2015 (%)	20% by 2025				15.9
Australia: Reduction in average sugar per litre in NARTD(A)(C) portfolio since 2015 (%)	25% by 2025				14.9
Indonesia: Reduction in average sugar per litre in NARTD(A)(C) portfolio since 2015 (%)	35% by 2025				36.2
Percentage of volume sold which is low or no calorie (%)	50% by 2030(D)	48.3		48.4	47.8

Society
Percentage of women in management positions (senior manager level and above)(E) (%)	45% by 2030	38.4	37.2
Percentage of women in total workforce (%)	33% by 2030	25.1	23.8
Percentage of people self-declaring as having a disability in our workforce (%)(F)	10% by 2030	12.6
Safety – Total incident rate (TIR) (number per 100 full time equivalent employees)		0.84	0.87	0.93	0.69
Safety – Lost time incident rate (LTIR) (number per 100 full time equivalent employees)		0.60	0.61	0.72	0.41
Total number of volunteering hours (number of hours)(G)(H)		32,500	28,500	31,500	1,000
Total community investment contribution (millions of €)(H)		14.8	12.2	13.4	1.5
Number of people supported in skills development (number)(H)	500,000 by 2030	16,400
Note: For a full list of CCEP’s headline sustainability commitments as part of our This is Forward sustainability action plan, please refer to “Our headline commitments” on page 15. For details on our approach to reporting and methodology please see our 2023 Sustainability reporting methodology document on cocacolaep.com/sustainability/download-centre.
(A)    Volumes are based on RTD litre sales to CCEP customers and reflect changes for new product launches, cessation of products as they occur based on sales timings. Reformulations are captured on a half-yearly basis given high number of beverage formulas across Europe. Reformulations made in the first-half of the year are reflected in the current reporting period calculation. Second-half reformulations are reflected in the next reporting period. Note the data source and methodology on when to apply recipe changes differ from the calculation of the GHG emissions of our ingredients.
(B)    Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include water or juice.
(C)    Non-alcoholic ready to drink (NARTD), including dairy. Does not include coffee, alcohol, beer or Freestyle.
(D)    Europe 50% by 2025. Does not include coffee, alcohol, beer or Freestyle. Low calorie beverages ≤20kcal/100ml. Zero calorie beverages <4kcal/100ml.
(E)    Excludes Fiji and Samoa, as aligned role grades are not available for 2023 reporting. We aim to include these markets for 2024. For full year 2022 Papua New Guinea was also excluded and no restatement has taken place.
(F)    Calculated based on the total number of employees responding to our voluntary 2023 inclusion survey (representing 38.4% of our workforce) and the number of employees self-declaring as having a disability.
(G)    Australia and Indonesia only. The volunteering policy has been rolled out to all CCEP markets in 2023. Each business unit is responsible for the level of implementation, which might vary from market to market.
(H)    We aim to be accurate in our reporting and continue to enhance the way we capture the total value of our community contribution. Figures quoted have been rounded to the nearest 100k.
α    This metric was subject to external independent limited assurance for the year ended 31 December 2023.
∆    This metric was subject to external independent limited assurance for the year ended 31 December 2022. Note the baseline year for Europe reduction in average sugar per litre in soft drinks portfolio has changed to 2019 since we issued our 2022 Integrated Report and Form 20-F.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	237

Approach to sustainability reporting and methodologies
Our approach to reporting and methodology
CCEP’s carbon footprint is calculated in accordance with the World Resource Institute (WRI) and World Business Council for Sustainable Development (WBCSD) Greenhouse Gas (GHG) Protocol Corporate Standard, using an operational control approach to determine organisational boundaries.
GHG emissions are reported in tonnes of carbon dioxide equivalent (tonnes CO2e or tCO2e), accounting for different Global Warming Potentials (GWPs) of the different GHGs.
Note on sources of data and calculation methodologies
Under the GHG Protocol, we measure our emissions in three Scopes. We disclose the Scope 1, 2, and 3 carbon emissions of our full value chain, including all key emissions related to our production facilities, operational centres, sales offices, distribution centres, cold drink equipment (CDE), our own operated and owned transportation as well as third party distribution, business travel, ingredients and packaging. We also disclose biogenic emissions which are outside of the three WRI/WBCSD GHG Protocol Scopes. GHG emissions are reported on a gross basis, independent of any GHG trades, offsets or carbon credits.
Where we refer to our own operations, unless otherwise indicated, we are referring to our own production, sales/distribution, combined sales/production facilities, administrative offices and fleet owned or controlled by CCEP, including our shared-service centre in Bulgaria.
In-scope sales volumes were based on ready to drink litre sales to CCEP customers and reflect changes as they occur based upon sales timings. Sales from distribution agreements are excluded as the GHG emissions associated with these products will be accounted for by the Brand owners. Alcohol sales volume is included if CCEP manufacture the alcohol products. Sales volumes from imports/exports from/to non-CCEP countries are excluded to avoid double counting.

Less than 5% of our value chain carbon footprint is based on estimated emissions. This includes the site energy emissions for small leased offices where energy invoices or the square metre footage size is not available, or packaging emissions where product specifications are unavailable. We also estimate the electricity consumption for the pure electric and plug-in hybrids in our company car fleet.
2019 Baseline and recalculation methodology
Our baseline years is 2019. The acquisition of API completed on 10 May 2021. The Group and API sustainability metrics are presented on a full year basis for 2019 baselines calculated on a pro forma basis to allow for better period over period comparability.
In line with the WRI/WBCSD GHG Protocol guidance, we restate our baseline and subsequent year data when there are significant acquisitions, new emissions factors, and more accurate data. We apply a significance threshold of 5%, but also re-baseline in line with best practice, in order to retain consistency and comparability across years.
In 2024, we have restated our baseline figures for 2019 and 2020-2022 as necessary; increasing baseline and subsequent year emissions by ~350,000 tCO2e. Key changes include:
•National packaging collection rate changes in European markets, driven by new EU methodology for calculating packaging collection rates.
•Changes to SBTi boundary which now includes emissions from Category 7 and new sources of emissions for Category 1 (marketing and IT spend)
•Shifts in emissions factor source for Well-To-Tank (WTT)/Transmission and Distribution emissions
•Shifts in emission factors for CO2 as ingredient
•Improvements in data, and inclusion of previously non-included emissions sources.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	238

Approach to sustainability reporting and methodologies
Scope 1 GHG emissions sources
Includes direct owned and operated sources of emissions such as:
•Stationary combustion sources, such as natural gas, diesel/petrol fuel for back up boilers/generators and on-site shunting vehicles, light fuel oil, liquid petroleum gas (LPG) for forklift trucks, Compressed natural gas (CNG) and the non-biogenic element of biofuels such as HVO100.
•Mobile combustion such as diesel and petrol for CCEP operated customer delivery, vans and car fleet.
•Fugitive emissions of refrigerants.
•Fugitive CO2 emissions from manufacturing processes (i.e. losses occurring during product carbonisation process).
•On-site renewables including geothermal, solar, water turbine, ground source heat (listed as GHG emission sources, but zero rated in terms of carbon emissions).
•Fugitive biogas from Anaerobic Digesters.
We follow Beverage Industry Environmental Roundtable (BIER) emissions sector guidance on the emissions source for the source of the CO2 supplied to CCEP to carbonate soft drinks, and whether these are generated from fossil or biogenic sources of CO2.
Scope 2 GHG emissions – purchased electricity, heat and steam
We report Scope 2 emissions according to the GHG Protocol Scope 2 Guidance. We use the Scope 2 market based approach to report our aggregated Scope 1, 2 and 3 GHG emissions, and to set our aggregated targets.
We include indirect sources of GHG emissions from the generation of electricity, heat and steam we use at our sites.

The carbon emission factors for Scope 2 emissions are applied in terms of the two methods provided by the GHG Protocol:
(1)Location based: All electricity purchased is converted into CO2 emissions using the average grid emissions factor for electricity in the country in which it is purchased. Energy Attribute Certificates (EAC) are not applied to the total Scope 2 emissions.
(2)Market based: All electricity purchased is converted to CO2 using emissions factors from contractual instruments which CCEP has purchased or entered into. EACs are applied based on RE100 guidance which allows for EACs to be used against electricity consumed in the same market as where the EACs are purchased.
Any sites with no contractual instruments for renewable electricity supply will have a residual factor applied (where available), which has had renewable contractual instruments removed.
The quantity of purchased renewable electricity was verified through renewable electricity certificates such as Guarantees of Origin (GoOs) in the EU, Renewable Energy Guarantees of Origin (REGOs) in the UK, Large-scale Generation Certificates (LGCs) in Australia or Power Purchase Agreements (PPAs) from our electricity suppliers in each country and through meter readings of renewable electricity generated on site.
In 2023, we completed a review of our site renewable electricity purchases, and noted that some market based instruments were not in place for a limited number of locations in prior years 2019-2022. This included our PPA solar farm in Wakefield, our water turbine in Chaudfontaine, and our purchased electricity in Iceland. We have restated our purchased and consumed Renewable Electricity figures for Wakefield and Chaudfontaine for FY2019-FY2022 to reflect this.
In 2023, in line with RE100 technical guidance, we no longer use passive claims for renewable electricity use in Iceland. Due to this change, in FY2023, we did not have GoOs available to cover renewable electricity purchases in Iceland. As a result, in
FY2023, renewable electricity purchase and use is not claimed for Iceland, and the residual emission factor was applied.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	239

Approach to sustainability reporting and methodologies
In leased non-production facilities where we do not control the purchase of the electricity, we apply the national grid emissions factor for those sites. Where the landlord has provided evidence that they are purchasing renewable electricity on our behalf, we will report this in line with the market based approach. Emissions related to the generation of electricity for these sites are included in our Scope 2 emissions. In 2023, we used ~20,000 MWh of electricity in non-production facilities, where we do not control the purchase of electricity, or use on-site solar.
Scope 3 GHG emissions
Data is consolidated from a number of sources across our business and is analysed centrally. We use a variety of methodologies to gather our emissions data and measure each part of our carbon footprint.
CCEP uses emission factors relevant to the source data including UK Department for Energy Strategy and Net Zero (DESNZ), Australia’s Department of Industry, Science, Energy and Resources factors for state-level electricity factors, and International Energy Agency (IEA) emission factors for all other grid factors at a national level.
Data sources include:
•Energy data: from metered sources, supplier invoices or calculations and estimates based on energy benchmarks published in the Best Practice Programme’s Energy Consumption Guide 19 (ECON 19).
•Packaging specifications.
•Recipe data for key ingredients. If a recipe change occurs during a reporting year, it is applied for the full year sales.
•National Recycling Rates, calculated in line with our Collection Rates metric. We have restated prior year 2019-2022 rates in line with updated European methodology for calculating packaging collection rates.
•Supplier data for Recycled Content Rates.
•Consumer CO2 released from carbonated products.
•Calculations of CDE emissions are based on weighted average daily (kWh/24h) supplier energy consumption rates and by subtracting any savings achieved through carbon/energy use reduction initiatives completed during the reporting period or prior years.
•Transport fuel is calculated according to actual litres used or kilometres recorded with vehicle fuel efficiency rates provided by suppliers.
•Supply of water, treatment of wastewater and waste management are calculated by using litre and weight (kg) data respectively.
•Spend data used to calculate Category 1 purchased goods and services (Marketing and IT spend). Marketing spend includes: sales and marketing agency and services spend, and trade marketing. IT spend includes fixed and mobile telecoms, IT hardware and software, and outsourced services.
•Employee headcount and job role used to calculate employee commuting data. Includes WTT assumptions.
•We have started to use supplier specific emission factors for sugar beet in Europe and will extend this to other packaging and ingredient suppliers over the coming years.
Scope 3 reported categories
The following Scope 3 categories are reported by CCEP in our total value chain figures, and are included in our current Science Based Targets initiative (SBTi) target boundary, representing approximately 90% of our Scope 3 emissions:
•Category 1: purchased goods and services (including the packaging we put on the market, the ingredients used in our products, purchased water, IT, telecoms and sales and trade marketing spend).
•Category 3: fuel- and energy-related activities not already included in Scope 1 or Scope 2 (e.g. WTT, transmission and distribution from energy supply to our sites and assets).
•Category 4: upstream transportation and distribution (transportation of finished products paid for by CCEP).
•Category 5: waste generated in operations (emissions from disposal of waste generated at our production facilities).
•Category 6: business travel (including employee business travel by rail and air).
•Category 7: employee commuting (including commuting and home working emissions).
•Category 8: upstream leased assets (including the home charging of company plug-in hybrid electric vehicles (PHEV) and battery electric vehicles (BEV)).
•Category 11: use of sold products (including CO2 emissions released by consumers, in accordance with BIER guidance).
•Category 12: end of life treatment of sold products.
•Category 13: downstream leased assets (including the emissions generated from the electricity used by our hot and cold drink equipment at our customers’ premises).

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	240

Approach to sustainability reporting and methodologies
The following Scope 3 categories are not included in CCEP’s current SBTi target boundary. We will provide additional information in our 2024 CDP response, using estimated emission calculations:
•Category 1: purchased goods and services (additional purchased goods and services that are not included above).
•Category 2: capital goods.
•Category 11: use of sold products (including home chilling).
•Category 15: investments (including investments in joint venture recycling facilities and CCEP Ventures investments).
All other Scope 3 categories (9, 10, 14) are not currently applicable to CCEP.
Emissions from biologically sequestered carbon
Methodologies and boundaries
Emissions from biologically sequestered carbon are reported outside of the three Scopes of our reported GHG emissions, in line with WRI/WBCSD GHG Protocol guidance. CO2 is used to carbonate our soft drinks, therefore we follow the BIER guidance on reporting CO2 emissions from biogenic sources for fugitive losses and release by consumers.
Our scope for reporting emissions from biologically sequestered carbon includes:
•Biofuels (such as HVO100, Bio-CNG, wood) used in vehicles and sites
•Anaerobic biogas (where CO2 is released from combustion of the biogas)
•Biofuel where blended with diesel/petrol (forecourt fuels)
•Biogenic-sourced CO2 ingredient: we follow the BIER emissions sector guidance.
Each source of biologically sequestered carbon is calculated separately using appropriate biogenic carbon emission factors and then aggregated to provide our reported total.
Emissions from the production and transportation of biofuels are accounted for in Scope 3 as part of Category 5 WTT.

Emissions from conversion of biogenic CO2 to a higher GWP GHG are accounted for in Scope 1 (i.e. anaerobic biogas where organic material is converted to biomethane, and not all of the biomethane fully combusted and is therefore not converted back to CO2, these biomethane emissions are included under Scope 1).
CCEP uses the most up-to-date emission factors from DESNZ/DEFRA for biogenic CO2 and anaerobic biogas and for biofuels and bio-blends.
Exclusions
Emissions from carbon removals within our value chain related to biomass feedstock production for bioenergy are well below the significance threshold for CCEP, so removals have yet to be estimated. If the level of significance changes in the future, CCEP will follow the latest guidance from the GHG Protocol on accounting for removals.
Biogenic emissions from electricity generation are excluded for CCEP. Carbon conversion factors are provided by DEFRA/DESNZ for electricity in the UK grid generated by biomass power stations. However, no similar carbon factors for all other CCEP countries is available from credible or reliable sources. Therefore, to be consistent, CCEP does not report these biogenic emissions for only one of our territories. It is hoped that an international data source (e.g. IEA) will provide these conversion factors in future.
Definitions
Biogenic CO2 emissions are defined as CO2 emissions related to the natural carbon cycle, as well as those resulting from the production, harvest, combustion, digestion, fermentation, decomposition, and processing of biologically based materials. Biologically based feedstocks, also referred as “biologically sequestered carbon,” are non-fossilized and biodegradable organic materials originating from modern or contemporarily grown plants, animals, or microorganisms.
Biogenic emissions are inherently accounted for in the atmosphere’s natural carbon cycle. Reporting them within Scopes 1, 2, or 3 would lead to double counting of emissions, as the sequestration of CO₂ during the growth of the biomass is not accounted for in these scopes.

Additional information on the methodology for all This is Forward indicators is available on cocacolaep.com/sustainability/download-centre.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	243

Risk factors

This section examines the risks Coca-Cola Europacific Partners (CCEP) faces as a business. These risks may change over time.
Business disruption
Global or regional catastrophic events could negatively impact our business and financial results.
Our business may be affected by prolonged internal and/or external disruptive events, including natural disasters such as hurricanes, floods, fires, earthquakes, and health crises such as pandemics, and man-made events such as wars and political turmoil, as well as cyber attacks or system failures that may have a material impact on our ability to operate the business, or on our suppliers or customers. Recent examples of disruptive events include the COVID-19 pandemic, the current conflicts between Russia and Ukraine, and Israel and Gaza, which have directly and indirectly impacted us and our consumers. Other potential disruptive events include the loss of critical assets and infrastructure, the loss of (or loss of access to) critical employees, including through government lockdowns or industrial disputes, major IT outages due to a cyber incident or similar, and the failure of third party supplied raw materials, critical services or utilities such as electricity, gas and water.
These disruptive events could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
Packaging and recycling
Waste and pollution, and the legal and regulatory responses to these issues, could adversely impact our business.
Waste and pollution, particularly plastic and packaging waste, is a global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as land or marine litter. Concerns regarding the environmental impacts of packaging have led to governments in countries we operate in implementing laws and regulations that aim to increase the collection and recycling of our packs; reduce packaging waste and litter, including through limiting the use of single use plastic; and introduce quotas for refillable packaging, as well as specific packaging design requirements.
The European Commission is working on a revision of the Packaging and Packaging Waste Directive, setting increasingly stringent mandatory reuse targets on soft drinks and carbonated alcoholic beverages in EU member states, takeaway beverages filled at the point of sale, recycled content targets for plastic packaging and a mandatory deposit return scheme (DRS) for single use plastic bottles and metal containers of up to three litres. Regulations will likely be adopted by EU member states in 2024, with compliance dates between then and 2040.
In addition to initiatives at the EU level, several countries in which we operate also have or are planning other legislative or regulatory measures to reduce the use of single use plastics, including plastic beverage bottles, and/or increases to plastic collection and recycling. Such measures may include implementing a DRS under which a deposit fee is added to the consumer price, which is refunded if and when the bottle is returned. Other measures may include rules on recycled content, requirements to purchase packaging recovery notes (PRN) to show that we meet our responsibilities for recycling and recovery of packaging waste, individual collection or recycling targets, or a plastic tax. The adoption of new or more stringent rules could increase our costs and may have a material impact on the cost and efficiency of our operations.
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
Health concerns regarding the contents of our packaging materials, and regulatory responses to those concerns, could increase our costs and harm our reputation.
We are also subject to regulations governing the contents of our packaging, and may become subject to more stringent regulations in that regard.
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

Read more about packaging on pages 41-44

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	244

Risk factors continued
Legal, regulatory and tax
Future changes to tax laws in the countries in which we operate could adversely affect our business.
We are subject to multiple national, state, regional, and local taxes in the jurisdictions in which we operate, including corporate income tax and sales tax.
Tax is a complex evolving area, leading to the risk of increased or unexpected tax costs, and/or additional tax reporting obligations. Tax laws could change on a prospective or retroactive basis. Any such changes could adversely affect our business and its affiliates, and there is no assurance that we would be able to maintain any particular worldwide effective corporate tax. An increase in our effective tax rate would negatively impact the results of our operations.
The Organisation for Economic Co-operation and Development (OECD) and the Inclusive Framework (IF) have agreed to work together to create a consistent and coordinated approach to reform the international taxation rules to address the tax challenges arising from the digitalisation of the economy and to ensure that multinational enterprises (MNEs) pay a fair share of tax wherever they operate and generate profits (a two pillar solution). In 2021, the Global Anti-Base Erosion Model Rules (Pillar Two) was published, providing for a minimum level of taxation on the income arising in each of the jurisdictions where large MNEs operate.
The Pillar Two rules were enacted in the UK under the Finance (No.2) Act 2023 introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax effective for accounting periods starting on or after 31 December 2023.
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
Our tax filings for various periods are or may be subject to current or future audit by tax authorities. These audits have resulted, and may in the future result, in assessments of additional taxes, as well as interest and/or penalties, and could adversely affect our financial results. Changes in tax laws, regulations, court rulings, related interpretations, and tax accounting standards in countries in which we operate, or if we are unsuccessful in defending our tax positions, may adversely affect our financial results. Additionally, amounts we may need to repatriate for the payment of dividends, share buybacks, interest on debt, salaries and other costs may be subject to additional taxation when repatriated.
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
These regulations are complex and there is limited guidance as to their application. In addition, changes to applicable regulations could adversely affect CCEP’s status as a foreign corporation for US federal tax purposes, and any such changes could have prospective or retroactive application. If CCEP were to be treated as a US corporation for US federal income tax purposes, it could be subject to materially greater US tax liability than as a non-US corporation.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	245

Risk factors continued
Legislative or regulatory changes that affect our operations, access to raw materials, products, distribution or packaging could reduce demand for our products or increase our costs.
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
For example, our products are subject to, and may in the future be subject to, additional marketing and commercial restrictions based on ultra-processed food or nutrition grounds, promotions or marketing to children, or pressure from customers or regulators to develop discriminatory front of pack labelling.
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
One of the purposes of data protection laws is to protect individuals’ fundamental rights and freedom, particularly their right to protection of their personal data. In addition, EU personal data transfers to third countries are subject to significant and evolving compliance requirements, including risk assessments of foreign government surveillance, execution of standard contractual clauses with third parties and potential supplemental measures. Non-compliance with such transfer requirements would result in a GDPR violation.
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
Violations of the above, including anti-corruption, data protection laws, economic sanctions, competition law or other applicable laws and regulations, are punishable by civil and sometimes criminal penalties for individuals and companies. These penalties can include fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) to revocations or restrictions of licences, as well as criminal fines and imprisonment. Any violation within one of these compliance risk areas could have a negative impact on our reputation and on our ability to win future business.
Due to the fast pace of changing statutory and regulatory environment, we cannot guarantee that our compliance programmes, policies and procedures will be followed at all times, or that we will always detect and prevent violations of the applicable laws by our employees, consultants, agents or partners. Implementing new or additional internal compliance systems or oversights may also increase our operating costs.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	246

Risk factors continued
Legal claims against our suppliers could affect their ability to provide us with products and services, which could negatively impact our financial results.
Many of our suppliers provide us with products and services that rely on certain intellectual property rights or other proprietary information, and are subject to other third party rights, laws and regulations. If these suppliers face legal claims brought by third parties or regulatory authorities, they could be required to pay large settlements or even cease providing us with products and services as well as expose us to risk.
These outcomes could require us to change suppliers or develop replacement solutions or be subject to third party claims. This could result in business inefficiencies, delays or higher costs, which could negatively impact our financial results.
Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.
We are a party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavourable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves or disclose the relevant claims or proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgement. Actual outcomes or losses may differ materially from those in the current assessments and estimates. Recent EU legislation has increased the ability to bring claims, including of greenwashing, against CCEP.
Improper conduct by our employees could damage our reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.
Cyber and IT resilience
Cyber attacks, or a deficiency in our cybersecurity or a customer’s or supplier’s cybersecurity, could negatively impact our business.
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
We rely extensively on IT systems to process, transmit, store and protect electronic information. For example, our production and distribution facilities and inventory management all use IT to maximise efficiencies and minimise costs. Communication between our employees, customers and suppliers also depends, to a large extent, on IT.
Our IT and operational technology systems may be vulnerable to interruptions due to implementation of new systems or systems upgrades (such as our system applications and product in data processing (SAP) and its modules) and events that may be beyond our control. These include, but are not limited to, natural disasters, telecommunications failures, power outages, hardware failures, human error and security issues, such as cyber attacks. Centralisation of IT systems might increase the impact of a failure of IT applications. We have IT security controls, processes and disaster recovery plans in place, but they may not be adequate or implemented effectively enough to ensure that our operations are not disrupted. If we miscalculate the level of investment needed, our software, hardware and maintenance practices could become out of date, and this could result in disruptions to our business. In addition, when we integrate new entities following investment or acquisition, the integration of IT systems and applications for those entities will increase the complexity and the risk level of our IT infrastructure.

Read more about our cyber security risk management on pages 77-78

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	247

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
For example, adverse economic conditions decrease individuals’ disposable income, potentially leading to the purchase of cheaper private label brands or avoiding buying beverage products altogether.
Currently, many major economies are going through monetary tightening to contain high inflation following a multi-year monetary and fiscal expansion and supply chain dislocations. The war in Ukraine is further increasing the uncertainty and volatility, mainly through energy prices and supply uncertainty.
The ongoing uncertainties around economic growth, employment, inflation, commodities, currencies, costs, and the availability of financial resources could directly impact our business, operating results, financial conditions, cash flows, liquidity requirements and share price. Geopolitical concerns are higher than last year, particularly with the ongoing war in Ukraine, the conflict in the Middle East, the global refugee crisis, and elections resulting in more populist or extremist parties gaining support and polarised coalition governments, creating a very volatile macroeconomic environment.
Other key external economic and political factors also have the potential to specifically impact API, including economic and political instability in Papua New Guinea (PNG) and the impact on foreign currency availability, tariffs and protectionism, geopolitical turbulence in the form of US-China trade wars and trade tension between Australia and China. Additionally, API is exposed to PNG liquidity risks and the associated impact on short-term profitability. Access to foreign exchange in PNG is limited due to a supply/demand imbalance of hard currency. The PNG kina (PGK) is considered to be overvalued. If the PNG government requires assistance from the International Monetary Fund to fund its budget deficit, it could require the PGK to be devalued, which could significantly impact API’s financial results upon translation of PGK earnings and balance sheet into Australian dollars.

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
We continue to experience volatility in commodity prices and foreign exchange mainly driven by central banks’ global tightening policies; supply chain disruptions due to military conflicts; political uncertainty across key global powers; and increased protectionist policies.
Our suppliers could be adversely affected by a number of external events. These could include war, strikes, adverse weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, health crises, such as a pandemic, and insolvency. If this happens, and we are unable to find an alternative source for our materials, our cost of sales, revenues, and ability to manufacture and distribute our products could be adversely affected.
The quality of the materials or finished goods we receive could be lower than expected. If this happens, we may need to substitute those items for ones that meet our standards, or replace underperforming suppliers. This could disrupt our operations and adversely affect our business.
Changes in interest rates or our debt rating could harm our financial results and financial position.
We are subject to interest rate risk, and changes in our debt rating could have a material adverse effect on interest costs and debt financing sources. Our debt rating can be materially influenced by a range of factors, including our financial performance, acquisitions, and investment decisions, as well as the capital management activities of TCCC and changes in its debt rating. If our credit rating declines or interest rates continue to increase, as they have done in recent years, there is no guarantee that we will be able to access debt financing on favourable terms, or at all.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	248

Risk factors continued
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
We are exposed to the risk of default by, or failure of, the counterparty financial institutions with which we do business. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets.
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
In addition, from time to time, a customer or customers choose(s) to temporarily or permanently stop selling some of our products as a result of disputes with us.
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
Some of the territories in which we operate permit imports of products manufactured by bottlers from countries outside our territories. When these imports come from members of the European Economic Area, we are prohibited from taking action to stop such imports.
Climate change and water
Water scarcity and additional regulations on water supply or use could adversely impact our business.
Water is the primary ingredient in most of our products. It is also vital to our manufacturing processes and is needed to produce the agricultural ingredients that are essential to our business. Water scarcity or a deterioration in the quality of available water sources in our territories or to our supply chain, even if temporary, may result in increased production costs or capacity constraints, negative publicity, and a loss in consumer confidence.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	249

Risk factors continued
Climate change, and the legal and regulatory responses, could adversely impact our business.
Climate change is resulting in global average temperature increases and increasingly frequent and severe extreme weather conditions around the world, and the effects of this change appear to be accelerating. More frequent extreme weather events, such as storms or floods in our territories, could disrupt our facilities and distribution network, further impacting our business. It may also lead to decreased agricultural productivity in certain regions of the world that limits the availability or increases the cost of key raw materials that we use to produce our products. Additional climate laws may affect other areas of our business, such as production, distribution, packaging or the cost of raw materials.
Concern over climate change has led to more environmental legislative and regulatory initiatives at an EU and national level. These include areas such as
GHG emissions, water use and energy efficiency.
Governments and private parties are increasingly filing lawsuits or initiating regulatory action based on allegations that certain public statements regarding sustainability-related matters and practices by companies are greenwashing,
i.e. misleading information or false claims overstating potential benefits. Threat of such actions and the negative publicity arising from them presents additional uncertainty regarding the extent to which we may face increased risk of liability stemming from our climate change or sustainability practices.
As part of our commitment to addressing our climate change impacts, we are investing in technologies that improve the energy efficiency of our operations and reduce GHG emissions related to our packaging, CDE and transportation. In general, the cost of these investments is greater than investments in less energy efficient technologies, and the period of return is often longer, and there is a risk that we may not achieve our desired returns.

Read more about climate and water on pages 37-40 and 45-47
Changes in customer and consumer buying trends and category perception
Health concerns could reduce consumer demand for some of our products, impacting our financial performance.
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
At the same time, there is additional scrutiny by the World Health Organisation, EFSA and national health authorities on sweeteners, with many studies and impact assessments on health ongoing. Some of these studies may lead to additional regulatory constraints or additional tax, like in France, where a soda tax applies to both products with sugar and those with sweeteners.
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
We continue to assess opportunities for improvements as part of the ongoing business strategy to enable us to remain competitive in the future. This strategic objective encompasses all the support functions, technology transformation, supply chain and commercial improvements and working efficiently with our partners and franchisors.
The initiatives are complex due to their multi functional and multi country nature. Ineffective coordination and control over single initiatives and interdependent initiatives could result in us failing to realise the expected benefits.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	250

Risk factors continued
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
To support revenue growth, we are investing in our infrastructure, including CDE, fleet, technology, sales force, digital capability and production equipment. There is a risk that these investments will not generate the projected returns, either because of market or technological changes, or ineffective adoption of capabilities, or because the projected requirements of the investments differ from actual levels. This could adversely affect our financial results.
We may not be able to execute our strategy to pursue suitable acquisitions or may have difficulty integrating acquired businesses.
Our strategy involves, in part, pursuing disciplined and attractive investments, which are intended to create shareholder value. Our efforts to execute this strategy require us to identify suitable acquisition targets (such as Coca-Cola Beverages Philippines, Inc. (CCBPI)), negotiate, and close acquisition and development transactions. Further, to the extent that we are able to identify suitable investments, negotiations may not proceed as anticipated and management attention may be diverted by such opportunities. We may also encounter unexpected difficulties, joint venture partner disputes, cost or delays in restructuring and integrating acquired businesses or bottling operations into our operating, governance, sustainability and internal control structures, including extending our Company’s internal control over financial reporting to newly acquired businesses, which may increase the risk of failure to prevent misstatements in our consolidated financial statements. There is no guarantee that these investments will ultimately be accretive, support our growth or achieve the intended result.

People and wellbeing
Failure to attract, retain and motivate existing and future employees.
Our ability to achieve our strategic objectives is reliant on having the right talent and people. The increasing importance of flexible working and future work topics brings the challenge of attracting, retaining and motivating existing and future employees who have the talent we need, the required technical skill set, and the expected levels of motivation to deliver. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement, industrial action, reputational damage or litigation.
Increases in the cost of wages and employee benefits could impact our financial results and cash flow.
The increases in the cost of wages and employee benefits, including retirement benefits, may affect our financial results and cash flow.
The increasing inflationary trend combined with the high employment levels we see globally will put pressure on future wage negotiations and the anticipated salary budget. We are engaged in a dialogue with social partners on this issue. However, we cannot guarantee that our efforts will be successful in creating consensus or that unions representing our employees will not take future actions that are disadvantageous to us.
Adverse effects on our people’s health, wellbeing and safety could impact our business.
Failure to adequately manage workplace hazards or abide by our health and safety policies and guidelines could result in injuries and deaths among our people. In turn, this can have an adverse impact on employee engagement and productivity levels. The increase of stress and employees feeling burnt out may continue to affect the business with a higher degree of mental health issues and increased absence rates for employees. Wellbeing initiatives require new approaches to reach all employees, especially when restructuring takes place, which potentially increases the risk to us of long-term absence and loss of productivity levels.

Read more about our people in Great people on pages 20-27

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	251

Risk factors continued
Misconduct by third parties relating to human rights could lead to reputational and financial damage.
Supplier monitoring and due diligence of suppliers might fail or it may not be able to prevent suppliers’ abuse of human rights including modern slavery, resulting in media and public attention. This could cause a reputational and financial impact on CCEP, including negative ratings in benchmarks, leading to an impact on investors becoming less likely to invest in CCEP.
Relationship with The Coca-Cola Company (TCCC) and other franchisors
Our business success, including our financial results, depends on our relationship with TCCC and other franchisors.
Around 87% of our revenue for the year ended 31 December 2023 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute these products through bottling agreements with TCCC, which typically include the following terms:
•We purchase our entire requirement of concentrates and syrups for Coca-Cola trademark beverages (sparkling beverages bearing the trademark Coca-Cola or the Coke brand name) and allied beverages (beverages of TCCC or its subsidiaries, but not Coca-Cola trademark beverages or energy drinks) from TCCC. Prices, terms of payment, and other terms and conditions of supply are determined from time to time by TCCC at its sole discretion.
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
•Disagreements with TCCC concerning business issues may lead TCCC to act adversely to our interests with respect to these relationships, which could have a material adverse effect on our business, results of operations, business and customers relationships, and reputation.
Other risks
TCCC and Olive Partners, S.A. (Olive Partners) hold significant shareholdings in CCEP, and their views may differ from those of our public shareholders.
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
Adequate and effective quality control methods are vital to ensure the safety and integrity of the products we manufacture. The food additives we use have been approved as safe by globally recognised authorities, including the Joint FAO/WHO Expert Committee on Food Additives (JECFA), the European Food Safety Authority (EFSA), the Food Standards Australia New Zealand (FSANZ), Indonesia National Agency of Food and Drug Control (BPOM) and National Department of Health, Papua New Guinea. We only use additives in our drinks when they are needed for preserving, colouring, sweetening or balancing acidity. In addition, all our employees are responsible for ensuring we only supply safe products and are required to follow all relevant policy guidelines, procedures and processes at our production facilities and across our entire supply chain. Factors such as improper handling, storage, or inadequate/inefficient sanitation practices during the manufacturing process can introduce contaminants, leading to adverse health effects for our consumers. Additionally, failure to meet stringent quality standards may result in product recalls, regulatory fines, and legal liabilities. Negative publicity surrounding safety and quality issues may jeopardise our Company's reputation, as it may erode consumer trust and loyalty, affecting our market share and long-term profitability.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	252

Other Group information
Shareholder information
The Company was incorporated in England and Wales on 4 August 2015, as a private company under the Companies Act 2006 (the Companies Act). On 4 May 2016, the Company was registered as a public company limited by shares and changed its name from Coca-Cola European Partners Limited to Coca-Cola European Partners plc. On 10 May 2021, the Company changed its name from Coca-Cola European Partners plc to Coca-Cola Europacific Partners plc (CCEP).
It is registered at Companies House, Cardiff, under company number 9717350.
The business address for Directors and senior management is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, England.
The Company is resident in the UK for tax purposes. Its primary objective is to make, sell and distribute ready to drink beverages.
Annual General Meeting
It is intended that the Company’s 2024 Annual General Meeting (AGM) will be held on 22 May 2024. However, shareholders will be notified if the Company is required to make alternative arrangements.
Registered shareholders will be sent a Notice of AGM, or notice of availability of the Notice of AGM, closer to the time of the AGM, and will be notified of any change affecting the AGM through an appropriate channel.
Directors and senior management
Biographies of the Directors and senior management are set out on pages 95-99. Sol Daurella and Alfonso Líbano Daurella are first cousins.
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
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella and José Ignacio Comenge, who indirectly owned 7.3% (33,385,110 Shares), 1.5% (6,701,540 Shares), and 1.7% (7,855,504 Shares) of the Shares outstanding as of 29 February 2024, respectively, no Director or member of senior management individually owned more than 1% of the Company’s Shares as of 29 February 2024.
Table 1 shows the number of share options held by Directors and other members of senior management as at 29 February 2024, including the applicable exercise price and the date when the applicable exercise period ends.
Other employee-related matters
Note 17 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2023, we had around 32,000 employees, of whom none were located in the US. A number of our employees in Europe and API are covered by collectively bargained labour agreements, most of which do not expire. However, in some countries, wage rates must be renegotiated at various dates throughout 2024. We believe we will be able to renegotiate these wage rates with satisfactory terms.
Table 1
Share options held by Directors and other members of senior management as at 29 February 2024

Name	Grant date	Expiry date	Exercise price	Total number of Shares subject to outstanding options including exercisable and unvested options
Damian Gammell	5 November 2015	5 November 2025	US$39.00	324,643

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	253

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
As at 31 December 2023, the Company had 459,200,818 Shares, nominal value €0.01 per share, issued and fully paid. As at 29 February 2024, the Company had 459,416,557 Shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 305,510,225 Shares (as of 29 February 2024) to be allotted and issued, subject to the restrictions set out below:
(1)pursuant to a shareholder resolution passed on 24 May 2023 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:
a.up to a nominal amount of €1,527,551.12 (representing 152,755,112 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(b) below in excess of such sum); and
b.comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,055,102.25 (representing 305,510,225 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(a) above) in connection with an offer by way of a rights issue:
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
(2)pursuant to a shareholder resolution passed on 24 May 2023 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 1 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:
a.to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 1(b) above, by way of a rights issue only):
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary,
b.and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
c.in the case of the authority granted under paragraph 1(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 2(a) above) up to a nominal amount of €229,132.66 (representing 22,913,266 Shares).

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	254

Other Group information continued
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. At our 2023 AGM, our shareholders passed a special resolution that allows us to buy back our own Shares in the market as permitted by the Companies Act. On 13 February 2020, the Board announced a share buyback programme of up to €1 billion. All Shares repurchased as part of the buyback programme have been cancelled. Details of the Shares bought back are provided under Share buyback programme below. In light of macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced the suspension of the buyback programme until further notice.
Share-based payment awards
Table 2 shows the share-based payment awards outstanding under each of the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 31 December 2023 and 29 February 2024.

For more details about the share plans and awards granted see Note 21 to the consolidated financial statements on pages 209-210
History of share capital
Table 3 on page 255 sets out the history of our share capital for the period from 1 January 2021 until 29 February 2024.
Share buyback programme
The maximum number of Shares authorised for purchase at the 2023 AGM was 45,826,533 Shares, representing 10% of the issued Shares at 5 April 2023, reduced by the number of Shares purchased, or agreed to be purchased after 5 April 2023 and before 24 May 2023. No Shares have been purchased under the 2023 shareholder authority as at the date of this report. The existing authority to buy back Shares will expire at the 2024 AGM. We intend to seek shareholder approval to renew the authority to buy back Shares.
US shareholders
To the knowledge of the Company, 405 holders of record with an address in the US held a total of 459,287,301 Shares (or 99.97% of the total number of issued Shares outstanding) as at 29 February 2024. However, some Shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of Shares resident in the US.
Table 2
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2023	Total number of Shares awarded to employees outstanding as at 29 February 2024(B)	Price per Share payable on exercise/ transfer (US$)	Expiration date (dd/mm/yy)
2010 Plan	30/10/14	Option	223,650	175,911	32.51	30/10/24
	05/11/15	Option	695,961	557,961	39.00	05/11/25
CCEP LTIP	29/09/21	PSU	424,565	781,805(C)	—	15/03/24
	29/09/21	RSU	38,821	37,827	—	15/03/24
	25/11/21	PSU	670	1,240(C)	—	15/03/24
	25/11/21	RSU	34	34	—	15/03/24
	10/03/22	PSU	458,127	455,971	—	09/03/25
	10/03/22	RSU	1,521	1,521	—	15/03/24
	10/03/22	RSU	375	375	—	01/03/25
	10/03/22	RSU	44,955	43,581	—	09/03/25
	05/09/22	PSU	10,852	10,852	—	09/03/25
	05/09/22	RSU	948	948	—	09/03/25
	13/03/23	PSU	2,626	2,626	—	09/03/25
	13/03/23	PSU	386,646	384,014	—	12/03/26
	13/03/23	RSU	205	205	—	01/07/24
	13/03/23	RSU	411	411	—	01/07/25
	13/03/23	RSU	40,800	39,399	—	13/03/26
	10/08/23	PSU	5,036	5,036	—	13/03/26
	10/08/23	RSU	1,524	1,524	—	13/03/26
(A)PSU is performance share unit. RSU is restricted stock unit.
(B)When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.
(C)The 2021 LTIP award was subject to EPS, ROIC and CO2e reduction performance targets measured over the three year performance period from 1 January 2021 to 31 December 2023 and is due to vest on 15 March 2024. Read more in the Annual report on remuneration on page 134.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	255

Other Group information continued
Table 3
Share capital history

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January 2021	Opening balance	454,645,510	N/A	454,645,510
1 January to 31 December 2021	Shares issued in connection with the exercise of stock options	1,290,506	Exercise price per Share ranging from US$19.68 to US$32.51	455,936,016
1 January to 31 December 2021	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	299,016	Nil	456,235,032
1 January to 31 December 2021	Shares cancelled as part of buyback programme	—	—	456,235,032
1 January to 31 December 2022	Shares issued in connection with the exercise of stock options	482,420	Exercise price per Share ranging from US$23.21 to US$32.51	456,717,452
1 January to 31 December 2022	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	389,001	Nil	457,106,453
1 January to 31 December 2022	Shares cancelled as part of buyback programme	—	—	457,106,453

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January to 31 December 2023	Shares issued in connection with the exercise of stock options	1,323,879	Exercise price per Share ranging from US$31.46 to US$39.00	458,430,332
1 January to 31 December 2023	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	770,486	Nil	459,200,818
1 January to 31 December 2023	Shares cancelled as part of buyback programme	—	—	459,200,818
1 January to 29 February 2024	Shares issued in connection with the exercise of stock options	215,739	Exercise price per Share ranging from US$32.51 to US$39.00	459,416,557
1 January to 29 February 2024	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	—	Nil	459,416,557
1 January to 29 February 2024	Shares cancelled as part of buyback programme	—	—	459,416,557

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	256

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

Read more about our relationships with franchisors, see the Risk factors on pages 243-251
Competition
CCEP competes mainly in the manufacturing, sale and distribution of non-alcoholic ready to drink (NARTD) beverages industry and adjacencies, including squashes/cordials, hot beverages and low alcoholic ready to drink (ARTD) beverages. CCEP competes in the Western Europe and API segments, and primarily manufactures, sells and distributes the products of TCCC, as well as those of other franchisors such as Monster Energy.
CCEP competes mainly with:
•NARTD and non-alcoholic, non-ready to drink (for example squashes/cordials and hot beverages) brand and private label manufacturers, sellers and distributors.
•Alcoholic beverage manufacturers, sellers and distributors – in the sense that some of their products may be considered to be substitutes for CCEP’s own products on certain consumer occasions. More recently, CCEP entered the ARTD segment with Jack Daniel’s & Coca-Cola ready to drink (RTD) and intends to make further entrances with ARTD in the near future with launches such as Absolut Vodka & Sprite ARTD.
A small number of such companies may also be contracted by CCEP as manufacturers (e.g. co-packers) or commercial partners (e.g. on behalf of which CCEP sells and/or distributes, or which sells and/or distributes on CCEP’s behalf).
CCEP sells and distributes to a wide range of customers, including both physical and online food and beverage retailers, wholesalers and out of retail customers. The market is highly competitive, and all CCEP customers and consumers may choose freely between products of CCEP and its competitors. Many of CCEP’s customers are under increasing competitive pressure, including with the increasing market share of discounters, the growth of e-commerce food and beverage players, increase of private label, emergence of quick commerce and customer consolidation.
CCEP competes with respect to a wide range of commercial factors, including brand awareness, product and packaging innovations, supply chain efficacy, customer service, sales strategy, marketing, and pricing and promotions.
The level of competition faced by CCEP may be affected by, for example; changing customer and consumer product, brand, and packaging preferences, shifts in customers’ industries, competitor strategy shifts, new competitor entrants, supplier dynamics, the weather, and social, economic, political or other external landscape shifts.
Key factors affecting CCEP’s competitive strength include, for example; CCEP’s strategic choices, investments, partnerships (e.g. with customers, franchisors and suppliers), people management, asset base (e.g. property, plant, fleet, and equipment), technological sophistication, and processes and systems.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	257

Other Group information continued
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks these can pose to our business are set out in our Principal risks on pages 68-78 and in our Risk factors on pages 243-251.
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
Our Annual Report on Form 20-F is also available on our website at ir.cocacolaep.com/financial-reports-and-results/integrated-reports. Shareholders may also order a hard copy, free of charge – see Useful addresses on page 277.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	258

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
The amount of a dividend distribution (including any UK withholding tax) on Shares that is paid in a currency other than the US dollar will generally be included in ordinary income in an amount equal to the US dollar value of the currency received on the date such dividend distribution is includable in income, regardless of whether the payment is, in fact, converted into US dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rate on qualified dividend income. Generally, the gain or loss will be income or loss from sources within the US for foreign tax credit purposes.
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
We do not intend to provide to US holders the information required to make a valid QEF election.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	259

Other Group information continued
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
UK taxation consequences for US holders
The following summarises certain UK tax consequences of the ownership and disposition of Shares for US holders who are not resident in the UK for tax purposes and to which split year treatment does not apply, which do not carry on a trade, profession or vocation through a permanent establishment or branch or agency in the UK, and which are the absolute beneficial owners of their Shares and hold such Shares as a capital investment.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	260

Other Group information continued
Distributions on Shares
No UK tax is required to be withheld from cash distributions on Shares paid to US holders. In addition, US holders will not be subject to UK tax in respect of their receipt of cash distributions on their Shares.
Sale, exchange, redemption or other dispositions of Shares
US holders will not be subject to UK tax on capital gains in respect of any gain realised by such US holders on a sale, exchange, redemption or other disposition of their Shares (and the UK rules relating to non-resident taxation of disposals of shares in “UK property rich” companies are not expected to apply with respect to the Shares, and would in any event only apply to a non-UK holder who holds (together with connected persons) 25% or more of the shares in a relevant “UK property rich” company). Special rules may apply to individual US holders which have ceased to be resident in the UK for tax purposes and who make a disposition of their Shares whilst UK non-resident before becoming once again resident in the UK for tax purposes within five years from departure.
While Shares are held within the DTC clearance system, and provided that DTC satisfies various conditions specified in UK legislation and has not made an election for the alternative system of charge under Section 97A of the UK Finance Act 1986 which applies to the Shares (a Section 97A Election), electronic book entry transfers of such Shares should not be subject to UK stamp duty, and agreements to transfer such Shares should not be subject to Stamp Duty Reserve Tax (SDRT). Confirmation of this position was obtained by way of formal clearance by HMRC and we are not aware that any Section 97A Election has been made. Likewise, transfers of, or agreements to transfer, such Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation and that DTC has not made a Section 97A Election, be subject to UK stamp duty or SDRT.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	261

Other Group information continued
Selected financial data
The following selected financial data has been extracted from, and should be read in conjunction with the consolidated financial statements of the Group and their accompanying notes.
The financial results presented herein for the period from 1 January 2021 through to the acquisition of CCL (the Acquisition) effective 10 May 2021 refer to Coca-Cola European Partners plc (Legacy CCEP) and its consolidated subsidiaries. The periods from the Acquisition to the year ended 31 December 2023 refer to the combined financial results of CCEP.
The financial information presented here has been prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

	2023	2022	2021	2020	2019
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	18,302	17,320	13,763	10,606	12,017
Cost of sales	(11,582)	(11,096)	(8,677)	(6,871)	(7,424)
Gross profit	6,720	6,224	5,086	3,735	4,593
Selling and distribution expenses	(3,178)	(2,984)	(2,496)	(1,939)	(2,258)
Administrative expenses	(1,310)	(1,250)	(1,074)	(983)	(787)
Other Income	107	96	—	—	—
Operating profit	2,339	2,086	1,516	813	1,548
Finance income	65	67	43	33	49
Finance costs	(185)	(181)	(172)	(144)	(145)
Total finance costs, net	(120)	(114)	(129)	(111)	(96)
Non-operating items	(16)	(15)	(5)	(7)	2
Profit before taxes	2,203	1,957	1,382	695	1,454
Taxes	(534)	(436)	(394)	(197)	(364)
Profit after taxes	1,669	1,521	988	498	1,090

	2023	2022	2021	2020	2019
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	22,649	22,770	23,330	15,161	15,582
Current assets	6,605	6,543	5,760	4,076	3,103
Total assets	29,254	29,313	29,090	19,237	18,685
Non-current liabilities	14,000	14,553	15,787	9,072	8,414
Current liabilities	7,278	7,313	6,093	4,140	4,115
Total liabilities	21,278	21,866	21,880	13,212	12,529
Total equity	7,976	7,447	7,210	6,025	6,156
Total equity and liabilities	29,254	29,313	29,090	19,237	18,685

Capital stock data
Number of Shares (in millions)	459	457	456	455	456
Share capital (in € million)	5	5	5	5	5
Share premium (in € million)	276	234	220	192	178

Per share data
Basic earnings per Share (€)	3.64	3.30	2.15	1.09	2.34
Diluted earnings per Share (€)	3.63	3.29	2.15	1.09	2.32
Dividends declared per Share (€)	1.84	1.68	1.40	0.85	1.24

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	262

Other Group information continued
Operations review
Revenue
Revenue increased by €1.0 billion, or 5.5%, from €17.3 billion in 2022 to €18.3 billion in 2023. Refer to the Business and financial review for a discussion of significant factors that impacted revenue in 2023, as compared to 2022.
2022 vs 2021
Refer to Other Information – Other Group information – Operations review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
Volume
Refer to the Business and financial review for a discussion of significant factors that impacted volume in 2023, as compared to 2022.
2022 vs 2021
Refer to Other Information – Other Group information – Operations review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
Cost of sales
On a reported basis, cost of sales increased 4.5%, from €11.1 billion in 2022 to €11.6 billion in 2023. Refer to the Business and financial review for a discussion of significant factors that impacted cost of sales in 2023, as compared to 2022.
2022 vs 2021
Refer to Other Information – Other Group information – Operations review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2023	2022
	€ million	€ million
Selling and distribution expenses	3,178	2,984
Administrative expenses	1,310	1,250
Total	4,488	4,234
On a reported basis, total operating expenses increased by 6.0% from €4.2 billion in 2022 to €4.5 billion in 2023.
Selling and distribution expenses increased by €194 million, or 6.5%, versus 2022, primarily driven by increased inflation, partially offset by a continued focus on discretionary spend optimisation.
Administrative expenses increased by €60 million, or 5.0%, versus 2022, mainly reflecting increased inflation and the continuation of restructuring activity related to various transformation initiatives.
2022 vs 2021
Refer to Other Information – Other Group information – Operations review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
Finance costs, net
Finance costs, net totalled €120 million and €114 million in 2023 and 2022, respectively. The following table summarises the primary items impacting our interest expense during the periods presented:

	2023	2022
Average outstanding debt balance (€ million)	11,761	12,431
Weighted average cost of debt during the year	1.6%	1.3%
Fixed rate debt (% of portfolio)	89%	90%
Floating rate debt (% of portfolio)	11%	10%
Non-operating items
Non-operating items represented an expense of €16 million in 2023 and an expense of €15 million in 2022. Non-operating expenses include remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions. Non-operating items also include the Group’s share of the profit or loss after tax of equity accounted investments and impairments.
Tax expense
In 2023, our reported effective tax rate was 24.2%. The increase from 2022 is largely due to the increase in the UK statutory tax rate to a weighted average of 23.5% and the review of uncertain tax positions.
In 2022, our reported effective tax rate was 22.3%. The decrease from 2021 is largely due to the remeasurement of deferred tax positions following the enactment of tax rate changes in the United Kingdom, the Netherlands and Indonesia in the prior period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	263

Other Group information continued
Cash flow and liquidity review
Liquidity and capital resources
Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt and equity securities and bank borrowings. Based on information currently available, we do not believe we are at significant risk of default by our counterparties.
The Group satisfies seasonal working capital needs and other financing requirements with operating cash flow, cash on hand, short-term borrowings and a line of credit. In December 2023 the Group issued €700 million of 3.875% notes maturing in 2030. At 31 December 2023, the Group had €1,150 million in third party debt maturities in the next 12 months, €500 million in the form of euro denominated notes, €588 million of US dollar denominated notes swapped into euro and €62 million of Australian dollar denominated notes. No short-term commercial papers were issued at 31 December 2023. In addition to using operating cash flow and cash in hand, the Group may repay its short-term obligations by issuing more debt, which may take the form of commercial paper and/or longer-term debt. Further details regarding the level of borrowings at the year end are provided in Note 13 of the consolidated financial statements.
In line with our commitments to deliver long-term value to shareholders, in April and November 2023 the Board declared interim dividends of €0.67 and €1.17 per Share, respectively, maintaining annualised dividend payout ratio of approximately 50%. For the year ended 31 December 2023, dividend payments totalled €841 million.
There were no payments under the share buyback programme in 2023.
Credit ratings and covenants
The Group’s credit ratings are periodically reviewed by rating agencies. The ratings outlook from Moody’s and Fitch is stable and continue to be investment-grade as at end of 2023. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities of TCCC, and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of cash flow activities
2023
During 2023, our primary sources of cash included: (1) €2,806 million from operating activities, net of cash payments related to restructuring programmes of €104 million and contributions to our defined benefit pension plans of €32 million; (2) proceeds from borrowings, net of issuance costs of €694 million; (3) proceeds of €69 million related to the settlement of debt-related cross currency swaps; (4) proceeds of €101 million primarily related to the sale of property; (5) proceeds of €37 million related to the sale of certain non-alcoholic ready to drink brands to TCCC and (6) proceeds of €35 million related to the sale of sub-strata and associated mineral rights in Australia.
Our primary uses of cash were: (1) repayments on borrowings of €1,159 million, repayments of principal on lease obligations of €148 million (refer to Financing activities below) and net interest payments of €124 million; (2) dividend payments of €841 million; (3) spend on property, plant and equipment of €672 million and software of €140 million; (4) investments in short-term financial assets of €342 million, and (5) acquisition of non-controlling interest of €282 million .
2022
During 2022, our primary sources of cash included: (1) €2,932 million from operating activities, net of cash payments related to restructuring programmes of €86 million and contributions to our defined benefit pension plans of €32 million; and (2) proceeds of €143 million related to the sale of certain non-alcoholic ready to drink brands to TCCC.
Our primary uses of cash were: (1) repayments on borrowings of €1,223 million, repayments of principal on lease obligations of €153 million (refer to Financing activities below); (2) net interest payments of €130 million; (3) dividend payments of €763 million; (4) spend on property, plant and equipment of €500 million and software of €103 million; and (5) investments in short-term financial assets of €207 million.
The discussion of our 2021 cash flow activities has not been included as this can be found under Other Information – Other Group information – Cash flow and liquidity review of the 2021 Annual Report on Form 20-F, filed on 15 March 2022.
Operating activities
2023 vs 2022
Our cash derived from operating activities totalled €2,806 million in 2023 versus €2,932 million in 2022. This decrease was primarily due to cycling the impact of working capital improvement initiatives.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	264

Other Group information continued
2022 vs 2021
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
Investing activities
2023 vs 2022
During 2023, proceeds related to the sale of property, plant and equipment totalled €101 million, primarily related to the sale of properties. Proceeds from the sale of certain non-alcoholic ready to drink brands to TCCC totalled
€37 million. Proceeds related to the sale of sub-strata and associated mineral rights in Australia totalled €35 million. Net outflows related to short-term investments were €342 million.
Capital asset investments represent a primary use of cash for our investing activities. The following table summarises the capital investments for the periods presented:

	2023	2022
	€ million	€ million
Supply chain infrastructure	532	393
Cold drink equipment	110	83
Fleet and other	30	24
Total capital asset investments	672	500
Investments in supply chain infrastructure relate to investments in our manufacturing and distribution facilities. In addition, during 2023 the Group spent €140 million
(2022: €103 million) on capitalised development activity, primarily in relation to the continuation of our business capability programme and further investments in technology and digitisation.
During 2024, we expect our capital expenditures to be invested in similar categories as those listed in the table above. While the level of capital expenditure is uncertain, we expect our operating cash flow, cash in hand and available short-term capital resources will be sufficient to fund future capital expenditures.
2022 vs 2021
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
Financing activities
2023 vs 2022
Our net cash used in financing activities totalled €1,822 million in 2023. In 2022, net cash used in financing activities totalled €2,276 million.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of debt	Maturity date	Rate	2023	2022
€700 million	December 2023	3.875%	694	—
Total issuances of debt, less short-term borrowings, net of issuance costs			694	—
Net issuances of short-term borrowings	—	(A)	—	—
Total issuances of debt, net			694	—

Payments on debt	Maturity date	Rate	2023	2022
$850 million	May 2023	0.500%	(775)	—
US$25 million	October 2023	4.340%	(17)	—
US$25 million	October 2023	4.340%	(17)	—
€350 million	November 2023	2.625%	(350)	—
€700 million	February 2022	0.750%	—	(700)
A$200 million	March 2022	3.375%	—	(134)
A$30 million	July 2022	5.060%	—	(20)
A$125 million	July 2022	3.125%	—	(84)
Lease obligations	—	—	(148)	(153)
Total repayments on third party borrowings, less short-term borrowings			(1,307)	(1,091)
Net payments of short-term borrowings	—	(A)	—	(285)
Total payments on debt			(1,307)	(1,376)
(A)These amounts represent short-term euro commercial paper with varying interest rates. In 2023, changes in short-term borrowings include €6,810 million of newly issued and €6,810 million of repaid EUR commercial paper. In 2022, changes in short-term borrowings included €2,464 million and €2,749 million of newly issued and repaid EUR commercial paper, respectively.
Our financing activities during 2023 included dividend payments totalling €841 million, based on a full year dividend rate of €1.84 per Share. In 2022, dividend payments totalled €763 million.
There were no payments under the share buyback programme in 2023 and 2022.
There were no drawdowns from our credit facility in 2023 and 2022. The facility was undrawn at 31 December 2023 and 31 December 2022, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	265

Other Group information continued
During 2023 our financing activities also included the acquisition of non-controlling interest of €282 million. Further details are provided in Note 19 of the consolidated financial statements.
Lease obligations
During the year ended 31 December 2023 and 31 December 2022, total cash outflows from payments of principal on lease obligations were €148 million and €153 million, respectively.
2022 vs 2021
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
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
The Group produces most of its plastic bottle requirements within the production facilities, approximately 60% from using preforms purchased from multiple suppliers and the remainder from self-manufactured preforms. The Group believes the self-manufacture of certain packages serves to ensure supply and to reduce or manage costs. The Group manages its continuity of materials and supplies closely, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.
Contractual obligations
The following table reflects the Group's contractual obligations as at 31 December 2023:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings and interest obligations(A)	11,803	1,322	2,325	2,681	5,475
Lease obligations(B)	782	179	232	139	232
Purchase agreements(C)	238	94	83	41	20
	12,823	1,595	2,640	2,861	5,727
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
(C)These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €165 million as at 31 December 2023. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time. These are excluded from the table above. The Group expects that the net cash flows generated from operating activities will be able to meet these liabilities as they fall due.
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
The above table also does not reflect employee benefit liabilities of €199 million, which include current liabilities of €8 million and non-current liabilities of €191 million as at 31 December 2023. Refer to Note 15 of the consolidated financial statements for further information.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	266

Other Group information continued
Properties
The Group’s principal properties include production facilities, distribution and logistics centres, shared service centres, business unit headquarter offices and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2023:

	Great Britain	France	Belgium/ Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	1	—	—	—	—	—	2	1	—	4
Owned	4	5	3	1	1	1	14	10	2	41
Total	5	5	3	1	1	1	16	11	2	45
Distribution and logistics facilities
Leased	1	—	1	—	1	—	15	3	—	21
Owned	—	—	—	—	—	—	6	4	—	10
Total	1	—	1	—	1	—	21	7	—	31
Corporate offices and business unit headquarters
Leased	2	1	1	1	—	—	1	3	—	9
Owned	—	—	—	—	—	—	—	—	—	—
Total	2	1	1	1	—	—	1	3	—	9

	Australia	New Zealand and Pacific Islands	Indonesia and Papua New Guinea	Total
Production facilities(A)(B)
Leased	10	6	—	16
Owned	4	7	11	22
Total	14	13	11	38
Distribution and logistics facilities
Leased	9	4	9	22
Owned	2	—	3	5
Total	11	4	12	27
Corporate offices and business unit headquarters
Leased	1	1	1	3
Owned	—	—	—	—
Total	1	1	1	3
(A)All production facilities are a combination of production and warehouse facilities.
(B)Production facilities include NARTD, alcoholic beverage and other production facilities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	267

Other Group information continued
The Group uses two shared service centres, both located in Bulgaria.
The Group’s principal properties cover approximately 5.6 million square metres in the aggregate of which 0.9 million square metres is leased and 4.7 million square metres is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2023, the Group operated approximately 13,000 vehicles of various types, the majority of which are leased. The Group also owned approximately 1.4 million pieces of cold drink equipment, principally coolers and vending machines.
Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e) under the Exchange Act, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US SEC’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at 31 December 2023. Based on that evaluation, the Group’s CEO and CFO have concluded that the Group’s disclosure controls and procedures were effective.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	268

Other Group information continued
Management, with the participation of the CEO and CFO, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2023, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2023 was effective. Ernst & Young LLP (EY), the Group’s independent registered public accounting firm, has issued a report on the Group’s internal control over financial reporting as at 31 December 2023, which is set out on page 161.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2023 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Auditor’s fees and services
The Audit Committee has established policies and procedures for the engagement of the independent registered public accounting firm, Ernst & Young LLP (Auditor Firm ID: 1438), to render audit, and, audit-related assurance services, other assurance services and other services. The policies provide for pre-approval by the Audit Committee of specifically defined audit, audit-related, tax and other services that are not prohibited by regulatory or other professional requirements. EY is engaged for these services when its expertise and experience of CCEP are important. Most of this work is of an audit nature.

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
The Committee keeps under review the scope and results of audit work and the independence and objectivity of the auditor. External regulation and CCEP policy require the auditor to rotate its lead audit partner every five years. The audit fees payable to EY are reviewed by the Committee for cost effectiveness each year. Details of fees for services provided by the auditor are provided in Note 17 of the consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	269

Form 20-F table of cross references

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	B – Capitalization and indebtedness	n/a
	C – Reasons for the offer and use of proceeds	n/a
	D – Risk factors	243-251
Item 4	Information on the Company
	A – History and development of the Company	167, 198, 252, 257, 277
	B – Business overview	2, 4-5, 7, 81-90, 171-172, 261-265
	C – Organizational structure	217-222
	D – Property, plants and equipment	177-179, 264, 266
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A – Operating results	82-86, 89-90, 261-262
	B – Liquidity and capital resources	87-88, 263-265
	C – Research and development, patents and licences, etc.	146
	D – Trend information	2, 4-5, 13, 82-90
	E – Critical Accounting Estimates	n/a
Item 6	Directors, Senior Management and Employees
	A – Directors and senior management	95-102, 252
	B – Compensation	127-143, 230
	C – Board practices	93-103, 117-124, 127-143, 252
	D – Employees	200, 252
	E – Share ownership	209-210, 139-140, 252
	F – Recovery of Erroneously Awarded Compensation	n/a
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	146
	B – Related Party Transactions	201-204, 217
	C – Interests of experts and counsel	n/a

Page
Item 8	Financial Information
	A – Consolidated Statements and Other Financial Information	159-222, 261-266
	B – Significant Changes	217
Item 9	The Offer and Listing
	A – Offer and listing details	253
	B – Plan of distribution	n/a
	C – Markets	253
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the issue	n/a
Item 10	Additional Information
	A – Share capital	253-255
	B – Memorandum and articles of association	145, 257
	C – Material contracts	257
	D – Exchange controls	257
	E – Taxation	257-260
	F – Dividends and paying agents	n/a
	G – Statement by experts	n/a
	H – Documents on display	257
	I – Subsidiary Information	217-222
	J - Annual Report to Security Holders	n/a
Item 11	Quantitative and Qualitative Disclosures about Market Risk	214-216
Item 12	Description of Securities Other than Equity Securities
	A – Debt Securities	n/a
	B – Warrants and Rights	n/a
	C – Other Securities	n/a
	D – American Depository Shares	n/a

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	270

Form 20-F table of cross references continued

Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	161, 267-268
Item 16A	Audit Committee Financial Expert	105, 118
Item 16B	Code of Ethics	105
Item 16C	Principal Accountant Fees and Services	200, 268
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	145-146, 254-255
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	104-106
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J	Insider Trading Policies	n/a
Item 16K	Cybersecurity	77-78
Part III
Item 17	Financial Statements	159-222
Item 18	Financial Statements	n/a
Item 19	Exhibits	271

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	271

Exhibits
The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 99.1 to CCEP’s Form 6-K filed with the SEC on May 30, 2019).
Exhibit 2	Description of rights attached to each class of CCEP securities registered under Section 12 of the Exchange Act as at 31 December 2023.
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

Exhibit 4.2	Coca-Cola European Partners plc Long-Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.1 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.3	Coca-Cola Europacific Partners plc Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K filed with the SEC on April 12, 2023).
Exhibit 4.4	Rules of the Coca-Cola Enterprises Belgium/Coca-Cola Enterprises Services Belgian and Luxembourg Share Savings Plan (incorporated by reference to Exhibit 4.3 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.5	Trust Deed and Rules of Coca-Cola Enterprises UK Share Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.6
The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (as amended Effective February 7, 2012) (incorporated by reference to Exhibit 99.1 to Coca-Cola Enterprises, Inc.’s Current Report on Form 8-K filed on February 9, 2012).

Exhibit 4.7
Deed of Assumption and Replacement relating to Equity Awards of Coca-Cola Enterprises, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Post-Effective Amendment No. 1 on Form S-8 to Form F-4 registration statement filed with the SEC on June 1, 2016).

Exhibit 8	List of Subsidiaries of the Company (included in Note 28 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell.
Exhibit 12.2	Rule 13a-14(a) Certification of Nik Jhangiani.
Exhibit 13	Rule 13a-14(b) Certifications.
Exhibit 15.1	Consent of Ernst & Young LLP, UK.
Exhibit 97	Coca-Cola Europacific Partners plc Policy on Recoupment of Incentive Compensation (approved by the Board on 18 October 2023).
Exhibit 101.INS	XBRL Instance Document.
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document.
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	272

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.
Coca-Cola Europacific Partners plc
/s/ Damian Gammell
Damian Gammell
Chief Executive Officer
15 March 2024

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	273

Glossary

Unless the context otherwise requires, the following terms have the meanings shown below.

2010 Plan	CCE 2010 Incentive Award Plan
AEV	Aboitiz Equity Ventures Inc.
the Acquisition	under the binding offer made in November 2020, revised in February 2021, acquiring the entire issued share capital of
Coca-Cola Amatil Limited from The Coca-Cola Company, under the terms of a Co-operation and Sale Deed, and from shareholders other than The Coca-Cola Company, effected by means of a scheme of arrangement
AFH	Away from home channel
AGM	Annual General Meeting
AI	artificial intelligence
API	Australia, Pacific and Indonesia region incorporating Coca-Cola Amatil Limited and its subsidiaries and business unit
APS	Australia, Pacific and South East Asia region and renamed API business unit following the CCBPI acquisition
ARR	Annual report on remuneration
ARTD	alcoholic ready to drink
Articles	Articles of Association of Coca-Cola Europacific Partners plc
ATC	Affiliated Transaction Committee
B2B	business to business
BCP	business continuity planning
Board	Board of Directors of Coca-Cola Europacific Partners plc
BPF	Business Performance Factor
BU	a business unit of the Group
Capex	capital expenditure
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCBPI	Coca-Cola Beverages Philippines, Inc.
CCBPI acquisition	acquisition of Coca-Cola Beverages Philippines, Inc. jointly with Aboitiz Equity Ventures Inc. (AEV) from The Coca-Cola Company (TCCC) resulting in a 60:40 ownership structure between CCEP and AEV which completed on 23 February 2024
CCEG or Coca-Cola Erfrischungsgetränke	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)

CCEP or the Group	Coca-Cola Europacific Partners plc (registered in England and Wales number 709717350) and its subsidiaries and subsidiary undertakings from time to time
CCEP LTIP	CCEP Long-Term Incentive Plan 2016
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)
CCL	Coca-Cola Amatil Limited
CCO	Chief Compliance Officer
CDE	cold drink equipment
CDP	formerly Carbon Disclosure Project, name shortened to CDP in 2013
CDSP	Customer Demand and Supply Planning
CEO	Chief Executive Officer (of Coca-Cola Europacific Partners plc)
CFO	Chief Financial Officer (of Coca-Cola Europacific Partners plc)
Chairman	the Chairman of Coca-Cola Europacific Partners plc
CGU	cash generating unit
CIO	Chief Information Officer (of Coca-Cola Europacific Partners plc)
CISO	Chief Information Security Officer (of Coca-Cola Europacific Partners plc)
Cobega	Cobega, S.A.
CoC	Code of Conduct
Coca-Cola system	comprises The Coca-Cola Company and around 225 bottling partners worldwide
the Code	UK Corporate Governance Code 2018
CODM	chief operating decision maker
Committee(s)	the five Committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Environmental, Social and Governance and Affiliated Transaction Committees
Committee Chairman/Chairmen or Chair	the Chairman/Chairmen of the Committee(s)
Committee member(s)	member(s) of the Committees
Companies Act	the UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola Europacific Partners plc

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	274

Glossary continued

Company Secretary	Company Secretary (of Coca-Cola Europacific Partners plc)
COVID-19 (also pandemic)	the Coronavirus-19 pandemic, from March 2020
CRC	Compliance and Risk Committee, a management committee chaired by the Chief Compliance Officer
Deloitte	Deloitte LLP
Director(s)	a (the) Director(s) of Coca-Cola Europacific Partners plc
DNV	international accredited registrar and classification society
DRS	deposit return scheme(s)
DTC	Depository Trust Company
DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EBITDA	earnings before interest, tax, depreciation and amortisation
EEA	European Economic Area
EcoVadis	provider of business sustainability ratings
EFSA	European Food Safety Authority
EIR	effective interest rate
EPS	earnings per share
ERA	enterprise risk assessment
ERM	enterprise risk management
ESG	Environmental, Social and Governance
EWRA	Enterprise Water Risk Assessment
ESPP	Global Employee Share Purchase Plan
EU	European Union
European Refreshments or ER	European Refreshments Unlimited Company, a wholly-owned subsidiary of TCCC
Exchange Act	the US Securities Exchange Act of 1934
Executive Leadership Team or ELT	the CEO and his senior leadership direct reports
EY	Ernst & Young LLP
FAWVA	Facility Water Vulnerability Assessment
FCPA	US Foreign Corrupt Practices Act of 1977
FLAG	Forest, Land and Agriculture
FMCG	fast moving consumer goods
FSC	Forest Stewardship Council

FPI	foreign private issuer, a term that applies to a company under the rules of the Nasdaq Stock Exchange that is not a domestic US company
FRC	the Financial Reporting Council
Fx or FX	Foreign exchange
GAAP	Generally Accepted Accounting Principles
GB	Great Britain
GB Scheme	the Great Britain defined benefit pension plan
GHG	greenhouse gas
Group or CCEP	Coca-Cola Europacific Partners plc and its subsidiaries and subsidiary undertakings from time to time
HMRC	Her Majesty’s Revenue and Customs, the UK’s tax authority
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBR	incremental borrowing rate
ID&E	Inclusion, Diversity & Equity
IEA	International Energy Agency
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INEDs	Independent Non-executive Directors of Coca-Cola Europacific Partners plc
IPCC	Intergovernmental Panel on Climate Change
IPF	Individual Performance Factor
IRC	the US Internal Revenue Code of 1986, as amended
IRS	US Internal Revenue Service
ISAE 3000	International Standard on Assurance Engagements 3000
ISO	International Organization for Standardization
ISO 14001	International standard for environmental management systems
ISO 22301	International standard for Business Continuity and Resilience
IT	information technology
KORE	The Coca-Cola Operating Requirements
KPI	key performance indicator
Leadership locations	NARTD Production Facilities which rely on vulnerable water sources or have high water dependancy

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	275

Glossary continued

LGBTQ+	pertaining collectively to people who identify as lesbian, gay, bisexual, or transgender, and to people who identify as queer or with gender expressions outside perceived societal norms, including non-binary, intersex and questioning of their gender identity and/or sexual orientation, along with their allies
Listing Rules or LRs	the Listing Rules of the UK Financial Conduct Authority
LSE	London Stock Exchange
LTI	long-term incentive
LTIP	Long-Term Incentive Plan
LTIR	lost time incident rate
M&A	merger and acquisition(s)
Merger	the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke GmbH
NARTD	non-alcoholic ready to drink
Nasdaq	The Nasdaq Stock Market
Nasdaq Rules	the corporate governance rules of Nasdaq
NEDs	Non-executive Directors of Coca-Cola Europacific Partners plc
NGO	non-governmental organisation
OCI	other comprehensive income
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
Official List
the Official List is the list maintained by the Financial Conduct Authority of securities issued by companies for the purpose of those securities being traded on a UK regulated market such as London Stock Exchange

Olive Partners	Olive Partners, S.A.
Opex	operating expenditure
Packageless	Dispensed solutions for serving drinks without packaging such as fountain or Coca-Cola Freestyle
Pack mix	the packaging portfolio mix of beverages
Parent Company or Company	Coca-Cola Europacific Partners plc
Paris Agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference

Partnership	the partnership agreement entered into between the Group, the GB Scheme and CCEP Scottish Limited Partnership to support a long-term funding arrangement
Pension Plan 1 and Pension Plan 2	the Germany defined benefit pension plans
PET	polyethylene terephthalate
PFIC	passive foreign investment company
PRN	packaging recovery notes
PSA	Principles of Sustainable Agriculture
PSU	performance share unit
RAS	Risk appetite statement
RGB	returnable/refillable glass bottle
ROIC	return on invested capital
rPET	recycled PET
RSP	CCEP’s Responsible Sourcing Policy, launched in 2022
RTD	ready to drink
RSU	restricted stock unit
S&P	Standard & Poor’s
SBTi	Science Based Targets initiative
SDG	UN Sustainable Development Goals
SDRT	stamp duty reserve tax
SEC	Securities and Exchange Commission of the US
SGP	Supplier Guiding Principles
Shares	ordinary shares of €0.01 each of Coca-Cola Europacific Partners plc
SID	Senior Independent Director
SKU	stock keeping unit
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges
SPO	CCEP’s Sustainable Packaging Office
SSPs	shared socioeconomic pathways
SVA	source water vulnerability assessment
TCCC	The Coca-Cola Company

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	276

Glossary continued

TCCF	The Coca-Cola Foundation
TCFD	Task Force on Climate-related Financial Disclosures
TIR	total incident rate
TSR	total shareholder return
UK Accounting Standards	Financial Reporting Standards issued by the Accounting Standards Board
UKBA	UK Bribery Act 2010
UNESDA	Union of European Soft Drinks Associations
UN	United Nations
unit case	approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit
VAT	value added tax
WBCSD	World Business Council for Sustainable Development
WEEE	EU Directive on Waste Electrical and Electronic Equipment
WHO	World Health Organisation
WMP	water management plan
WRI	World Resources Institute
WRI/WBCSD GHG Protocol or GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	277

Useful addresses

Registered office
Coca-Cola Europacific Partners plc Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 09717350 +44 (0)1895 231313
Share registration
US shareholders:	Shareholders in Europe and outside the US:
Computershare 150 Royall Street Canton MA 02021 1-800-418-4223	Computershare The Pavilions Bridgwater Road Bristol BS99 6ZZ +44 (0)370 702 0003
Report ordering
Shareholders who would like a paper copy of the Integrated Report, which will be despatched on or around 10 April 2024, can make their request by post to the Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via ir.cocacolaep.com/financial-reports-and-results/integrated-reports or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639 quoting their 16 digit control number.
Agent for service of process in the US
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2023 Integrated Report and Form 20-F	278

Forward-looking statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:
1. those set forth in the “Risk Factors” section of this 2023 Annual Report on
Form 20-F;
2. risks and uncertainties relating to the global supply chain and distribution, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;
3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;
4. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets;
5. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and
6. risks and uncertainties relating to the integration and operation of the joint venture with AEV and acquisition of CCBPI, including the risk that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.
Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including Net Zero emissions and recycling initiatives, capital expenditures, our agreements relating to and results of the joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.