Form 20-F
period 2024-12-31
COCA-COLA EUROPACIFIC PARTNERS plc
filed 2025-03-21
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the fiscal year ended December 31, 2024
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 460,947,057 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

WINNING TODAY, CREATING TOMORROW by combining the strength and scale of our large multinational business with an expert, local knowledge of the customers we serve and communities we support. Our success is built on great brands, great people and great execution. Done sustainably. Visit our online Annual Report at cocacolaep.com/investors/financial- reports-and-results/latest-annual-report/ Throughout the report look out for these: Reference to ESRS-linked disclosure standard number throughout the report. Reference to ESRS-linked disclosure located outside the sustainability statement and incorporated by reference consistent with ESRS standards throughout the report. Reference to other pages within the report. Reference to sustainability information within the report. Strategic Report 1 Who we are 2 Our performance indicators 4 Our operations 5 Our business model 6 Our market drivers 7 Our strategy 8 Chairman’s letter 10 CEO’s letter 12 Great brands 14 Great people 18 Great execution 21 Done sustainably 22 This is Forward, our sustainability action plan 23 Sustainability statement 59 TCFD Compliance Statement 61 Our stakeholders and section 172 statement 66 Principal risks 78 Viability statement 79 Non-financial and sustainability information statement 80 Business and financial review Governance and Directors’ Report 95 Chairman’s introduction 96 Board of Directors 96 Directors’ biographies 103 Senior management 106 Corporate governance report 118 Nomination Committee Chairman’s letter 119 Nomination Committee report 122 Audit Committee Chairman’s letter 123 Audit Committee report 130 ESG Committee Chairman’s letter 131 ESG Committee report 132 Directors’ remuneration report 132 Statement from the Remuneration Committee Chairman 134 Overview of remuneration policy 135 Remuneration at a glance 136 Annual report on remuneration 149 Directors’ report 153 Directors’ responsibilities statement Financial Statements 155 Independent auditor’s reports 173 Consolidated financial statements 178 Notes to the consolidated financial statements 243 Company financial statements 247 Notes to the Company financial statements Further Sustainability Information 255 Key performance data related to ESRS material topics 258 Key performance data related to other This is Forward topics 260 ESRS methodology and appendices Other Information 284 Risk factors 294 Other Group information 313 Form 20-F table of cross references 315 Exhibits 316 Signatures 317 Glossary 321 Useful addresses 322 Forward-looking statements Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F In this year’s report

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies – making, moving and selling the world’s most loved drinks. Everything we do is built on great brands, great people and great execution. Done sustainably. And our success is defined by the passion, hard work and commitment of the 41,000 people who work here at Coca-Cola Europacific Partners (CCEP). We operate in categories that are growing, supported by strong investment and plans to drive growth. We have the momentum to create sustainable growth, while continuing to be a great partner for our customers and a great place to work for our colleagues. Key 2024 highlights include: • Delivering consistently robust top and bottom line growth • Continuing to lead value creation, while growing share ahead of market and achieving our best-ever customer satisfaction scores • Leveraging our diversification into faster growing markets, meaning we’re more resilient than ever • Supporting our people through leadership, training, wellbeing and accessibility initiatives, and achieving a high engagement score • More investment than ever in sustainable growth since the formation of CCEP, alongside gains in productivity and delivering impressive free cash flow • Continuing shareholder value creation Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 1 Who we are

Financial Reported revenue €20.4bn Adjusted comparable and FX neutral revenue €20.7bn Reported revenue increased by 11.7%, or 3.5% on an adjusted comparable and FX neutral basis. Volumes were flat(A) and revenue per unit case increased by 2.7%(B). Volume remained resilient despite mixed summer weather in Europe and strategic stock keeping unit (SKU) rationalisation, with solid underlying volume performance. Revenue per case growth reflected positive headline pricing, promotional optimisation and favourable brand mix, partially offset by geographic mix. Reported operating profit decreased by 8.8%, reflecting higher business transformation costs and non-cash impairment of our Indonesian business unit. On an adjusted comparable and FX neutral basis, operating profit increased by 8.0%, driven by top line growth, delivery of efficiency programmes and optimisation of discretionary spend. Adjusted comparable volume, adjusted comparable and FX neutral revenue and revenue per unit case, adjusted comparable operating profit, comparable diluted EPS, comparable free cash flow, ROIC and adjusted comparable ROIC are non-IFRS performance measures. Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of the period presented for illustrative purposes only. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP IFRS accounting policies and includes acquisition accounting adjustments for the period 1 January to 23 February. Refer to “Note regarding the presentation of adjusted financial information and alternative performance measures” on pages 80-81 for the definition of our non- IFRS performance measures and pages 91-93 for a reconciliation of reported to comparable and reported to adjusted comparable results. A. On an adjusted comparable basis. B. On an adjusted comparable and FX neutral basis. Reported operating profit €2.1bn Adjusted comparable and FX neutral operating profit €2.7bn Reported diluted earnings per share (EPS) €3.08 Comparable diluted earnings per share €3.95 Net cash flows from operating activities €3.1bn Comparable free cash flow €1.8bn Return on invested capital (ROIC) 8.1% Adjusted comparable ROIC 10.8% Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 2 Our performance indicators

Non financial(A) Safety(B) Climate Water Packaging Total incident rate Number per 100 full time equivalent employees 0.84 Percentage greenhouse gas (GHG) emissions reduction across our entire value chain versus 2019 13.6% Water replenished as a percentage of total sales volume(C) 110% Percentage of PET that is rPET 46% We are working towards world class safety standards. Our Health, Safety and Mental Wellbeing policy helps to make sure that we are adopting best practices. In 2024, we developed a 2030 carbon reduction plan, aligned to our business growth, Capex and Opex plans. This includes an investment plan of approximately €405 million for emissions reduction initiatives. Together with The Coca-Cola Company (TCCC) and The Coca-Cola Foundation (TCCF), we continue to support replenishment programmes across our territories. In 2024, we supported 34 water replenishment projects in Europe and 24 in APS(D). We reached 46% recycled PET (rPET) across the Group in 2024. We continued to exceed our target to use &gt;50% rPET in Europe, reaching 63.2%(E). In APS, 23% of the plastic used in our PET bottles was rPET. Note: Our 2024 data is included in the sustainability statement. See detail regarding restatement of our baseline GHG figures in our methodology statement on page 260. A. All metrics are reported at CCEP Group level unless stated otherwise. B. Excludes the Philippines. C. Based on the volume of water replenished through replenishment projects versus the sales volume of our ready to drink (RTD) litres of finished beverages. D. Investment split varies per project, we claim replenishment benefit as a Coca-Cola system. E. Since 2021, our rPET use in Europe has been &gt;50%. For more information about our sustainability commitments see page 22 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 3 Our performance indicators continued

Our markets Location of our shared service centres Remaining close to our customers, communities and stakeholders gives us unique knowledge of our markets, enabling us to provide great execution and great brands, done sustainably. Region Revenue by geography(A) Production facilities Europe FBN (France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) 24.8% 13 Germany 15.5% 16 Great Britain 16.3% 5 ` ` Iberia (Spain, Portugal and Andorra) 16.6% 11 Region Revenue by geography(A) Production facilities Australia, Pacific and Southeast Asia (APS) Australia/Pacific (Australia, New Zealand, the Pacific Islands and Papua New Guinea) 16.7% 25 ``` South East Asia (Indonesia and the Philippines) 10.1% 27 A. Revenue shown is percentage of total reported revenue as at 31 December 2024. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 4 Our operations♦. ESRS 2 SBM-1 ESRS

From developing close relationships with The Coca-Cola Company (TCCC) and other franchisors to sourcing raw materials, our great people make, move and sell our great brands with great execution, done sustainably. Great brands Great people Great execution Done sustainably Forward on climate Forward on packaging Forward on water Forward on supply chain Forward on drinks Forward on society For a better shared future Creating value and driving sustainable returns for our: People Shareholders Franchisors Consumers Customers Suppliers Communities We partner We operate under bottler agreements with TCCC and other franchisors, and purchase the concentrates, beverage bases and syrups to make, sell and distribute packaged beverages to our customers and vending partners. We source We use ingredients such as water, sugar, coffee, juices and syrup to make our drinks. We also rely on materials like glass, aluminium, PET, pulp and paper to produce packaging. On average in 2024, 84% of our spend was with suppliers based in our countries of operation. We make Our production facilities make and bottle the wide range of drinks that consumers love. Over 90% of the drinks we sell are produced in the country in which they are consumed. We recycle Although 99.7% of our bottles and cans are recyclable, they don’t always end up being recycled. That needs to change. Working with partners, we are taking action to make sure that more of our packaging is recycled and to lead the way towards a circular economy. We sell Our 13,000 strong commercial team works with a wide range of customers, from small local shops, supermarkets and wholesalers to restaurants, bars and sports stadiums, so consumers can enjoy our great drinks. We also provide cold drink equipment (CDE) and supply vending machines. We distribute We distribute our products to customers and vending partners directly, by working closely with logistics partners. This ensures consumers are able to buy the drink they want, when and where they want it. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 5 Our business model♦ ESRS 2 SBM-1 ESRS

Our business remains agile to adjust to a range of macroeconomic and market trends – from consumer and sustainability factors to the impact of new technology. Our collaborative business model and culture means we can adapt and thrive in a changing environment, while our strategy enables us to respond to both current and future dynamics. Consumer trends Today’s consumers are demanding more choice, and our evolving portfolio offers drinks for a wide variety of occasions. Demand for healthier alternatives continues to grow, which is reflected in the low and no calorie choices across our brands. We believe strong brands supported by innovation are the key to meeting changing consumer needs. Ensuring that we remain price relevant for all consumers and all occasions remains a key focus in addition to supporting shopping more online and the desire for more drink choices. Read more in Our strategy on page 7 Macroeconomic factors Geopolitical volatility and legislative changes continue to evolve, with the potential for impact in our markets and on our business. We work effectively with our customers to execute appropriate pricing across our markets to offset the inflationary pressures we face, while maintaining focus on productivity. The economic environment continues to impact consumer sentiment in multiple markets, so we remain focused on price relevance, particularly in retail, offering price points across the spectrum of consumer needs, balancing value with premium offerings and smarter price promotion through our broad price pack architecture. Despite the mixed macroeconomic environment, we remain well placed within resilient categories and continue to grow volume and value share, maintaining our position as the number one fast moving consumer goods (FMCG) value creator in Europe and non-alcoholic ready to drink (NARTD) in APS. Sustainability focus Sustainability remains a key area of focus across our markets. Government commitments to new climate change targets, as well as evolving regulations for ingredients and packaging, continue to impact our business. Read more about This is Forward on page 22 Impact of technology With the adoption of new digital channels now a firmly established trend, both consumers and customers are seeking to do more online and through these channels. We continue to win through online channels, building on our value share growth, and are accelerating our system capabilities to engage the digital shopper. For example, our online B2B platform, myccep.com reached more than €2.3 billion worth of revenue this year and is available in 13 of the 31 CCEP markets. As consumer and channel trends are changing, the technology we use, and specifically the unique data insights we gain through our in-house and partner digital platforms, are crucial. We continue to invest in our broader digital capabilities such as key account and revenue growth management tools alongside adopting artificial intelligence (AI) across our organisation, from back office to supply chain. These investments will collectively support our journey towards becoming the world’s most digitised bottler. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 6 Our market drivers

Our aim is to create value for our customers and shareholders and refresh consumers, all done in the most sustainable way possible. Our strategy – Great brands, great people, great execution, done sustainably – is core to delivering on our aim. Great brands pages 12-13 Our diverse portfolio is built on our core brands like Coca-Cola, Fanta, Sprite and Monster, as well as targeted expansion into categories like hydration, coffee and alcohol ready-to-drink (ARTD). We’re bringing new products in different packaging sizes to a new generation of consumers based on clear insights, while developing the classic brands our consumers know and love. Done sustainably pages 21-60 Our ambition to create a better future, for people and the planet, sits at the heart of how we do business, and the decisions we take. Central to this are our science based targets to reduce GHG emissions by 30% by 2030 (versus 2019), and to reach Net Zero by 2040. We want every bottle or can we sell to be recycled or reused and we are working on improving collection and driving circularity. We have adopted a value chain approach to water stewardship, focusing on water efficiency within our own operations and working to protect the sustainability of the water sources that our business, our communities and our suppliers rely upon. Great people pages 14-17 We take care of our talented, passionate and committed people who make our business successful, and support our suppliers, customers and communities. We want CCEP to be a great, engaging place to work, where everyone is welcome, has the opportunity to grow and can make a difference. Great execution pages 18-20 We support the growth of our four million customers through the quality of the service we provide, our understanding of their businesses, the strength of our sales force and the value our products create. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 7 Our strategy♦ ESRS 2 SBM-1 ESRS

2024 was another solid year for CCEP, underscored by continued top and bottom line growth, and our unwavering commitment to long-term value creation for our customers, partners, colleagues and shareholders. A number of highlights really stand out, starting with our people and their passion for making a difference. The care and energy they put into our great brands and delivering great execution every day and with every customer drives our success. I am proud our colleagues rated CCEP so highly in our engagement survey, placing our company among the best of its peers as a great place to work. Recently the Top Employers Institute also recognised CCEP as a top employer across many of our markets. We continued to invest in our people’s growth and capabilities through a growing range of training and development programmes and wellbeing initiatives, including our partnership with the London Business School to upskill leaders in our company strategy and culture. This is a significant investment in both time and resource. Having seen it first hand, I know it will empower our leaders and their teams to play a critical role in our growth. We will be rolling this out to more colleagues across CCEP during 2025. Investing for growth In addition to our investment in the Philippines business, our Board supported our largest ever annual investment of around €1 billion in 2024. This was used to deliver new capabilities – including new production lines to increase capacity and new technology to be more competitive and more sustainable, now and in the future. While the fundamentals of our business remain unchanged – making, moving, and selling the world’s most loved drinks – the application of technology, including AI, is key to our long-term sustainable growth. It is already helping our business. We’re using it to produce better insights to grow with our customers, increasing our coverage and enhancing pricing and promotions to reach more consumers. It’s also improving the efficiency and effectiveness of our customer service and supply chain in planning and operations. We are also investing in sustainability focused technology through our Ventures arm, across ingredients, manufacturing, and packaging to support our decarbonisation journey. One of our Ventures partners, Avalo, is using AI to develop a low-carbon sugar crop with higher yields and improved drought resistance. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 8 Chairman’s letter

I was proud to see our progress and efforts on sustainability being recognised again. CCEP was included on CDP’s ‘A’ List for Climate for the ninth year, and we maintained our MSCI AAA environmental, social and governance (ESG) rating. We were also included in Sustainalytics’ list of ESG top-rated companies for 2025. A stronger, more diverse CCEP It was a privilege to join our colleagues in welcoming the Philippines to CCEP in 2024 in a joint venture with Aboitiz Equity Ventures Inc. The integration of the Philippines – with attractive underlying growth – strengthens our geographic diversification and supports the acceleration of growth across CCEP through exchanging best practice and talent. It was also fantastic to see how our colleagues created a great experience for consumers and customers at iconic events in 2024, including the UEFA EURO 2024TM in Germany, the Olympic and Paralympic Games in Paris, and the America’s Cup in Barcelona. I would like to thank my fellow Directors, whose collective wisdom and experience is an asset and strength. It was also fantastic to see how our colleagues created a great experience for consumers and customers at iconic events last year, including the UEFA EURO 2024™ in Germany, the Olympic and Paralympic Games in Paris, and the America’s Cup in Barcelona.” I would also like to recognise Damian Gammell and his executive team, who continue to drive the strategy and foster the right culture to create value. Finally, I would like to thank all of our shareholders for their support in our ability to deliver long-term sustainable growth. We will have the opportunity to share more at our Capital Markets Event in May 2025 in the Philippines. We have more to look forward to in 2025 and beyond. As a bigger and more diverse business, this is an exciting time to be a part of CCEP. l look forward to seeing our colleagues, customers and partners across our markets. Sol Daurella Chairman Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 9 Chairman’s letter continued

CONSISTENT LONG-TERM GROWTH Our strategy – great brands, great people, great execution, done sustainably – continues to deliver growth and create value. 2024 was another solid year for CCEP, demonstrating we have the ambition and capabilities to deliver solid top line performance and underlying volume growth. We have the ability and know-how to ignite and scale growth in both emerging markets and developing categories, while also growing our core brands in mature markets. The Philippines became a part of CCEP just over a year ago, a great addition to our higher growth markets including Indonesia, Papua New Guinea and the Pacific Islands. I am grateful for the trust placed in us by our brand partners, including TCCC and Monster Beverage Corporation, and the support of our experienced Board of Directors and leadership team. This gives us a strong platform for sustainable growth. Also critical to that are our great people, our continued investment and our ability to deliver great execution for our customers and reach more consumers. I want to thank our 41,000 colleagues, who make this possible each and every day. Great brands We are extremely privileged to make, move and sell the world’s most loved drinks. We also operate in resilient and growing categories. We are driving growth with our core brands, like Coca-Cola Original Taste and Coca-Cola Zero Sugar, which also gained share through great activation and engaging innovation. This included the well received collaboration between Coca-Cola Zero Sugar and OREOTM and limited edition packaging for the UEFA EURO 2024TM in Germany. Our flavours portfolio performed well, led by Sprite and Fanta, which was supported by reformulation, refreshed marketing and exciting Halloween activations centred around the Beetlejuice sequel movie partnership. Powerade, with great activation and innovation, also drove growth in the sports category. It also played a central role in the European summer sporting calendar. In Energy, Monster had another strong year with multiple flavour innovations like Green Zero, Bad Apple and Ultra (zero sugar) extensions including Ultra Violet in Australia and Ultra Peachy Keen in Europe. In smaller but faster growing categories, we are building a platform for future growth. In alcohol ready to drink (ARTD), we launched Absolut Vodka & SPRITE following the successful roll out of Jack Daniel’s & Coca-Cola RTD. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 10 CEO’s letter

Great execution We continued to create leading value for our category, adding well over a billion euros of retail sales value for our retail customers. And in the Advantage Group survey of our customers, CCEP was recognised as a top tier supplier in 90% of our markets. Our colleagues seek to drive distribution and visibility every day, and 2024 was a stand out year. We had a summer of iconic sporting events in Europe, which not only reinforced our position as a leading beverage partner for our existing customers, but also contributed to winning new customers as well. We increased our share of cold drinks space with even more cooler placements. All of which has helped our brands to reach more households and to improve our share across categories. We also have a well planned calendar of activation for 2025, especially around key holiday events. Our value share in both the home and away from home channels, and critically online, has also grown. We added even better functionality to our B2B portal, myCCEP.com, which accounted for more than €2.3 billion worth of revenue in 2024. Profitable, sustainable growth We maintain a disciplined approach to create profitable, sustainable growth. In 2024, our strong top line performance, together with our continued focus on efficiency and productivity, drove solid operating profit growth with operating margin expansion in both Europe and APS(A). We grew transactions ahead of volume and made solid gains in revenue per unit case. This was driven by revenue and margin growth management initiatives and our continued focus on price and promotion strategies. Together with our world class key account management, these capabilities will support our continued growth. Earnings per share grew, and we delivered healthy dividend growth, alongside generating impressive comparable free cash flow of €1.8 billion. And we recently announced our €1 billion share buyback programme. We are reinvesting over €1 billion this year across our portfolio and supply chain. This will add capacity into key areas such as the Philippines, new can lines in Europe and Australia, aseptic lines to support the growth of sports and Fuze Tea, and the addition of over 100,000 energy efficient coolers. Increasingly, we are also using technology, including AI, at scale across our 31 markets. Benefits include reducing complexity in our operations, providing a more consistent and predictable service and real time and enhanced insights. A. On an adjusted comparable basis Over time, this will make it easier for our customers to do business with us, and help us unlock even more growth together. And we will continue to grow more sustainably through our action plan, This is Forward, by supporting local community initiatives and working with industry and stakeholders to reduce packaging waste, improve water security and decrease emissions. We are very well placed for 2025 and beyond. I am confident we have the right strategy to deliver on our mid- term growth objectives. We have the platform and momentum to go even further while continuing to be a great partner for our customers and a great place to work for our colleagues. Damian Gammell CEO Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 11 CEO’s letter continued

We make, move and sell the world’s most loved drinks. From global icons to local favourites, we have a drink for every taste and occasion. Key focus area for CCEP We are focused on our Coca-Cola brands - Coca-Cola Original Taste, Coca-Cola Zero Sugar and Diet Coke - and our other core brands to drive growth for our business. And we are looking to the future with products in sports, ARTD and coffee. We want to excite our existing consumers and at the same time, attract more people to pick up our drinks. Refreshing customers and consumers♦ We have great brands across multiple categories. With strong core brands like Coca-Cola, Sprite, Fanta and Monster and products in emerging categories like Costa Coffee, Jack Daniel's & Coca-Cola RTD and Powerade – we refresh consumers and create value for our customers. Our ambitions To grow our brands, and the soft drinks category as a whole, with more people buying more of our drinks, more often. To achieve that, we are investing in: • strong and aligned brand partnerships • producing and delivering high quality and great tasting drinks • addressing new consumer needs by entering new product categories • a broad price pack architecture • quality customer and consumer insights that drive growth • offering consumers low and no calories options, including more convenient and smaller packaging sizes Achievements in 2024 We explored new and exciting partnerships, including a new limited edition partnership between Coca-Cola and OREOTM: Coca-Cola OREOTM Zero Sugar Limited Edition. We created €19.7 billion in value across the NARTD category for our customers, a year on year increase of €1.3 billion. Our sales volume within the energy category increased by over 6% versus 2023(A), supported by solid distribution and exciting innovation. For example, we successfully launched Monster Green Zero, meeting consumer demand for more zero sugar energy drinks. We extended our presence in the ARTD category with the launch of Absolut Vodka & SPRITE A. On an adjusted comparable basis. The plan for the year ahead Grow Coca-Cola Original Taste, Coca-Cola Zero Sugar and Diet Coke. We have a huge opportunity to take these three iconic brands further, supported by engaging brand campaigns and activations. Drive continuous growth from a combination of new flavour extensions from Monster. Capture further opportunities in sports, in particular Powerade, where we feel we can derive more value. Extract actionable insights from our data in order to meet the growing consumer demand today and in the future. Continue to actively manage our pricing and promotional spend to remain affordable and relevant to our consumers. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 12 Great brands ESRS 2 SBM-1 ESRS

Coca-Cola® Coca-Cola continued to be a favourite with consumers, and remains the biggest FMCG brand in Europe(A). Coca-Cola Zero Sugar volumes grew 3.6%, and saw some great innovation, including becoming “Besties” with OREOTM, to create Coca-Cola OREOTM Zero Sugar. Coca-Cola Original Taste volumes grew 0.9%, reflecting strong demand in the Philippines. Flavours and mixers Fanta was once again the focus for our Halloween campaign. In partnership with Warner Bros, we launched Fanta Zero Afterlife, inspired by the Beetlejuice sequel film. Thanks to robust consumer demand and great execution across all key markets, Sprite volumes grew 3.7%. Royal Bliss went from strength to strength, with double digit growth led by the Netherlands. Water, sports, RTD tea and coffee The sports category was a winner in 2024 and saw 4.1% volume growth and new flavour innovations. Taking advantage of the major sporting events of 2024, we launched Powerade Golden Mango, with the Olympic rings featuring on the packaging. A. Source: Nielsen IQ Strategic Planner. B. All volume figures are on an adjusted comparable basis. Other including Energy(B) Monster continued its flavour packed innovation with MonsterJuiced Bad Apple, and Monster Nitro Cosmic Peach and Monster Ultra Strawberry Dreams in Great Britain. This contributed to another strong year for the energy category, with volumes growing 6.3%. We grew our portfolio in the ARTD category. The rollout of Absolut Vodka & SPRITE continued, and Jack Daniel’s & Coca-Cola Zero Sugar RTD was rolled out in more markets including the Philippines. Find out more about our drinks data on page 259 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 13 Portfolio highlights♦ ESRS 2 SBM-1 ESRS

At CCEP our unique culture, driven by 41,000 talented team members across 31 markets, creates a welcoming environment where everyone can grow and make a difference. Key focus area for CCEP We have an engaging workplace that empowers our people to be the best for our customers, today and tomorrow. Our dedication to wellbeing, inclusion, and continuous development drives innovation and impactful results. This, combined with our commitment to operational efficiency, creates lasting value for all stakeholders. We aim to positively impact our people and their communities by supporting economic mobility and building resilience. Our volunteering policy encourages employees to engage with their communities. Our ambitions Continue to make the wellbeing and safety of our people a priority. Talented, passionate and committed people who can deliver success for CCEP with winning capabilities, agility, and a growth and performance mindset. To organise ourselves for success by leading through change, productivity improvements and expanding our digital people experience. An open, inclusive and respectful workplace. 135+ nationalities 155+ languages spoken Achievements in 2024 We invested in developing leadership, commercial, customer service and supply chain capabilities through our learning academies and strategic investments. We upskilled our top 500 leaders on our Company Strategy and culture through the London Business School programme. Our focus on enhancing employee engagement resulted in a strong overall engagement score, reflecting continued progress. We successfully integrated the Philippines and accelerated leadership, talent, and key initiatives in Indonesia to drive our strategy forward. We launched our Global Accessibility Matrix, a step by step guide to help us and other organisations improve disability inclusion in the industry. We were recognised as Top Employer in Europe, Australia and the Philippines. The plan for the year ahead In 2025, we are going further to prioritise our people’s physical and mental wellbeing through providing a inclusive, safe and healthy work environment. We will invest further in developing our people, strengthening our leadership, commercial, customer service, and supply chain capabilities. We will focus on improving the consistency of our people’s experience across our digital platforms and ways of working. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 14 Great people

We are a people company At CCEP, we celebrate teamwork, our passionate people and our entrepreneurial spirit. We are proud to be a top employer. We take care of each other’s safety and wellbeing, supporting and engaging our people so we can all get back to what we love. Everyone’s welcome to be themselves, belong and bring their expertise and ideas to the table. Safety Our employees receive health and safety training aligned with The Coca-Cola Company Operating Requirements (KORE) and local regulations. In case of injuries or health issues, we make reasonable adjustments to our employees’ duties and working environment to support their recovery and continued employment. We measure our safety performance using total incident rate (TIR) and lost time incident rate (LTIR). This covers everyone working for us, including contractors and temporary workers. We aim to reduce our TIR to below 1 by 2025. Find out more about our safety data on page 259 Wellbeing Our 24/7 Employee Assistance Programme provides free, independent and confidential support for a wide range of challenges, such as managing stress, family dynamics and navigating legal and financial matters. In 2024, we continued to roll out our Wellbeing Leadership training programme. We have helped around 2,100 leaders across CCEP to understand their own wellbeing needs and develop the skills and confidence needed to keep their teams safe and well. Over the year, we hosted more than 69 webinars, providing leaders with the tools to create a supportive environment and promote wellbeing across the organisation. External recognition Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 15 Great people continued

Supporting and engaging our people We want our people to feel engaged about our business aims and strategy. We communicate clearly and transparently with our people and their representatives in local languages. We engage in forums to hear the voice of our employees and meet regularly with the European Works Council, national and local works councils, and trade unions that represent our people across our territories. Our employees are represented by over 100 different unions. We continue to innovate and extend our digital solutions for our people to make it easier for them to access what they need, such as policies, training and key data on pay and performance. Our policies are easy to understand and are reviewed annually to align with legal requirements. This commitment to supporting our people is reflected in our engagement score, with a 79 employee satisfaction (eSat) rating for “Are you happy working at CCEP”, marking a 2-point increase compared to 2023 and 5 points above the Glint Global 2024 Benchmark. Find out more about our Board engagement with our people on page 61 Workforce diversity as at 31 December 2024 Women Men Total employees 41,000(A) 10,000 31,000 Leadership (senior management grade including ELT)(B)(C) 4,110 1,650 2,460 Board of Directors ♦ 17 6 11 35.3% 64.7% Directors of subsidiary companies ♦ 101 25 76 24.8% 75.2% A. CCEP full time, part time and temporary corporate employees. Full time equivalent employees as at 31 December 2024. B. The members of the ELT and their direct reports consist of 73 women and 90 men. C. Directors of subsidiary companies comprising 24 women and 68 men are also included in the workforce diversity statistic under leadership. Inclusion, diversity and equity We are an equal opportunities employer. We recruit and promote our employees based on ability, achievement, expertise and conduct, guided by our Inclusive Recruitment Principles and Candidate Charter. We are a signatory of the LEAD Network pledge and the Valuable 500 pledge to accelerate gender parity and disability inclusion. We also support the United Nations (UN) Women’s Empowerment Principles, promoting gender equality and women’s empowerment. We partner with the Business Disability Forum and are a member of Stonewall's Diversity Champions programme and the Social Mobility Index. We continue to provide training on important topics such as inclusive leadership and allyship and monitor pay equity within our territories, offering line managers the support they need to make appropriate pay decisions. We invest in an accessible workplace to ensure that colleagues with visible and non-visible disabilities have equal opportunities, can thrive in their roles and have access to career development. Find out more about our diversity data on page 259 Employee benefits An important part of looking after our people is through rewards and benefits. We pay our people fairly and in line with appropriate market rates. Around 70% of our employees participate in annual variable remuneration plans, including annual bonus, sales incentive plans and local incentive plans. We also offer pension plans, life insurance and medical plans, as well as many other flexible benefits, including packages to cover sickness, post-natal childcare, bereavement or long-term family illness. Employee training, development and leadership When our people learn and grow, our business grows too. Our learning strategy – The Way We Grow – guides our investment in skills development across CCEP through our Academies: The Way We Sell, The Way We Lead, and The Way We Serve. Further training opportunities are offered through our digital learning platforms Juice and Academy. In 2024, we introduced dedicated Sustainability and Digital Academies, equipping everyone at CCEP to play their part in our sustainability agenda and providing essential cybersecurity training. Our Supply Chain & Customer Service Academy boosts operational and manufacturing excellence, enabling our teams to deliver exceptional service and maintain supply chain efficiency. Our people can create their objectives and receive feedback using our MyPerformance@CCEP platform. Our digital Career Hub allows them to create their own talent profile and development plans, while also providing personal recommendations for vacancies, career paths and networking opportunities. It also works as a talent data platform providing information that supports succession planning, cross functional and cross country moves and gives insights into critical learning needs. We value and invest in our early career talent and support initiatives that help young people gain employability, skills and confidence, vacancies, career paths and networking opportunities. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 16 Great people continued ESRS GOV-1 ESRS

Respecting human rights♦ Human and workplace rights are inviolable and fundamental to our sustainability as a business across our entire value chain. We support the 10 principles of the UN Global Compact. These principles are reflected in our Human Rights policy and our Code of Conduct (CoC). We are committed to ensuring everyone working for CCEP and in our supply chain is treated with dignity and respect. In 2024, CCEP updated its Human Rights policy. The changes were made in line with changes to the Human Rights policy of TCCC, best practices of industry peers and the requirements of the German Act on Corporate Due Diligence Obligations in Supply Chains. Changes to the policy increased transparency on our human rights process and procedures. In February 2025, the updated policy was approved by the Board. Our Supplier Guiding Principles (SGPs) and Principles for Sustainable Agriculture (PSA) set out the requirements of our suppliers related to business ethics, human and workplace rights, the environment, and providing benefits to communities. See our modern slavery statements at cocacolaep.com/who-we-are/ governance Human rights risk assessment All our employees and supply partners have a role in identifying and mitigating human rights risks across our business. Employees and managers are empowered to recognise and address human rights risks and issues as they conduct their work, and this extends to our agreements with workers and trade unions.♦ In 2024, we continued to provide human rights training to our employees, with specific training for procurement managers focused on the Corporate Sustainability Due Diligence Directive, as well as training on Freedom of Association and Collective Bargaining and our Human Rights Restructuring Guidelines for the heads of our Labour Relation teams in Europe and APS.♦ We have mapped human rights-related laws, regulatory requirements and risks identified in human rights reports in each of our countries. Through our human rights risks assessments (HRRA), completed in Europe and APS, we identified 12 areas as priority issues for CCEP. We conducted human rights risk assessments in Bulgaria and Germany during 2024 and we published our second annual report for Norway under the Norwegian Transparency Act. We also published our first annual report for Germany under the Act on Corporate Due Diligence Obligations in Supply Chains. This defines the requirements for a robust governance framework across CCEP for human rights-related actions. In 2024, we had no cases of non- respect of the UN Guiding Principles on Business and Human Rights connected to affected communities.♦ As a result of human rights risk assessments undertaken during 2023 and 2024, we have identified the following 12 priority areas for CCEP: • Migrant and temporary workers • Data protection • Right to privacy • Wages • Equality and non-discrimination • Forced labour • Health, safety and security • Freedom of association • Working hours • Freedom from bribery and corruption • Cultural rights of minorities • Children and young people’s protection from exploitation Find out more about our approach to human rights in our supply chain in E2 on page 47 Ethics and compliance Our Ethics and Compliance Programme is designed to make sure all our employees and Directors conduct operations in a lawful and ethical manner. It also supports how we work with our customers, suppliers and third parties. Modern slavery We have a zero tolerance approach to modern slavery of any kind, including forced labour, and any form of human trafficking within our operations, and by any company that directly supplies or provides services to our business. Our Modern Slavery Statement complies with the UK Modern Slavery Act 2015 and the Australian Modern Slavery Act 2018. It sets out the steps taken by CCEP to prevent, identify and address modern slavery risks across our business and supply chain. Preventing bribery and corruption We aim to prevent all forms of bribery and corruption in our business dealings. Our CoC sets out our principles and standards to prevent bribery and corruption, including conflicts of interest and the exchange of gifts and entertainment. Our Gifts, Entertainment and Anti-Bribery Policy applies to all employees, and we conduct mandatory training for a targeted audience in our European business units (BUs) and the shared service centre organisation with two locations in Bulgaria, and for all employees in APS including the third shared service centre location in the Philippines. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 17 Great people continued S3-1 | S3-3 | S3-4 ESRS

We bring our great brands to life and create value for our customers. Key focus area for CCEP We’re driving growth, creating value and delivering results through close support and collaboration, while identifying new channels to sell, and implementing transformative new ways to do business. We work closely with our customers to secure space in store or online, to place coolers to offer the added benefit of a cool beverage at the point of purchase, and to maximise visibility for our consumers at every opportunity. Our ambitions Deliver great execution, with every customer, in every store or venue outlet, every day. Create value for customers, supported by digital tools and category and consumer insights. Use our knowledge and experience of sustainability to support our customers in delivering their own sustainability priorities. Give customers the products they want on time, every time using data and technology to accurately predict consumer demand and trends. Achievements in 2024 We pride ourselves on great execution every day, particularly during major events and key selling moments. Throughout 2024 we brought Coca-Cola to life during a summer of iconic events. We marked UEFA EURO 2024TM in Germany with promotions and in store displays. To celebrate the Paris 2024 Olympic and Paralympic Games, our colleagues at TCCC rolled out limited edition cans and we supported customers with exciting in-store displays. We invested significantly in our supply chain, adding capacity to make more of our great drinks. This included investment in new production lines at our facilities in Great Britain, Germany, Papua New Guinea, Indonesia, Australia and New Zealand. The plan for the year ahead We will support marketing campaigns and activations for Coca-Cola Original Taste with great execution in store, online and away from home. Our leading insights will help us create value for customers. Accelerating cooler placements in more locations is a key part of the execution plan. The combination of well placed coolers and engaging in store displays will continue to be at the heart of our great execution. Through the continued development of our digital tools, we are able to make it even easier for our customers to do business with us by providing timely and insightful data on the best execution and sales solutions that will work for them. Continue to invest in our supply chain to add further capacity and continue to use technology and digital tools to bring our drinks to customers accurately, efficiently and sustainably. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 18 Great execution

Bringing key moments to life Major events and annual celebrations offer an opportunity to attract even more people to our great brands. With big sporting events taking place across our markets, 2024 was a huge year for execution. We ended the year with engaging Christmas campaigns and promotions to mark the holiday season. Customers at the heart of our business As the world’s largest Coca-Cola bottler by revenue, we have built long- standing and supportive relationships with our customers. We are committed to delivering great execution and creating value for them. We do this not just by focusing on An example of great in store activation from the Netherlands growing our own portfolio of products, but by considering how we can grow the soft drinks category as a whole. We have made strong progress in our bespoke capabilities, enabling a step change in our ability to win in the marketplace. It is the interconnection of data, insights and analytics that feeds our revenue and margin growth management strategy, which allows us to personalise execution down to outlet level. Much of our ability to create value for our customers depends on understanding their needs and their relationship with the consumer, in addition to the quality of the service we provide. We aim to be as close as possible to our customers, maintaining continuous relationships at every level and across multiple functions in order to better understand their business. In turn, this enables us to continually identify opportunities for growth. By harnessing the output of these multiple contact points, we work with our customers to deliver world class activations across a broad range of themes during the calendar year- from sports to music to cultural celebrations and many more. Driving digital growth As part of our ambition to become the most digitised bottler, we continue to invest in technology and data. We are making it easier for our customers to do business with us, and easier for our colleagues to sell, to ensure that our shoppers can access our offers online and supporting this by the development of world class data and analytics capabilities. We continue to support our smart execution agenda through the ongoing development of our customer portals, the tools that our frontline colleagues use to drive in-store execution and market leading omni contact capabilities. In the revenue and margin growth area we are using data and analytics to better plan, execute and optimise our significant promotional investments and deploying a broader set of levers to drive profitable growth. We continue to develop tools and reporting that support our key account teams as they build world class commercial and sustainability plans with our customers. All this work is underpinned by an ongoing focus on building strong data foundations, data assets and capabilities in our people that are key to further progress in this space. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 19 Great execution continued

The deployment of AI remains a key area of focus for us as we build our future plans with a number of solutions already implemented at scale across the business. A fast-track AI incubator programme is in place to accelerate the development and adoption of opportunities in this space. Read more in Our market drivers on page 6 Driving stronger capabilities across our commercial teams To accelerate our journey to deliver great execution for our customers, we are enhancing the capabilities of our people. Find out more about training programmes for our people on page 16 Partnering with customers to drive value At CCEP, we are committed to creating value for our customers. Considering exactly what consumers need helps us identify opportunities for category growth, which is key to a successful commercial strategy. We work with NielsenIQ and IRI3, retail and consumer data and insight providers, to measure how much value we create for our customers and how our individual brands support this value creation. In 2024, highlighting the strength of our customer relationships, we created more value than any other NARTD business. Across all our territories in Europe and APS, we created €19.7 billion in value across our NARTD categories for our customers, a year on year increase of €1.2 billion. In Europe, Coca-Cola is the highest value brand within FMCG (€9.5 billion) and Monster is the third fastest growing brand at 11% versus previous year. Winning with customers♦ Our retail customers include supermarkets and hypermarkets, which sell our drinks to consumers for consumption at home. They represent a significant amount of our volume, and we measure their satisfaction through the Advantage Group Survey. The survey covers key retail customers, asking them to rank CCEP’s performance across a variety of critical partnership areas including strategy, operations, customer service, marketing, innovation, people and sustainability. We measure ourselves against our ambition to be our customers’ number one supplier within the beverage industry and FMCG. CCEP had 10 out of its 12 markets surveyed in the top tier ranking in 2024, and secured the number one position within FMCG in three of our markets. Belgium and the Netherlands have maintained the number one position for the last three years. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 20 Great execution continued ESRS 2 SBM-1 ESRS

We take our responsibility seriously. We want to deliver sustainable growth, create value for all our stakeholders and build a better future for our business, our communities and the planet. From our suppliers and investors, to the communities where we operate and the people who make and sell our products, our stakeholders have high expectations of us to address many of today’s social and environmental challenges. Their views and priorities play an integral role in the development of our sustainability action plan This is Forward. Our ambitions This is Forward sits at the heart of our long-term business strategy. It sets out the actions we are taking on six key social and environmental topics, where we know we can make a difference: • Climate action • Sustainable packaging • Water stewardship • Promoting the wellbeing of our people and those working across our value chain • Offering consumers more choice, with less sugar • Contributing to our local communities Achievements in 2024 We developed a 2030 carbon reduction plan, aligned to our business growth, Capex and Opex plans. This includes an investment plan of approximately €405 million for emissions reduction initiatives between 2024 and 2026. We joined the Business Coalition for a Global Plastics Treaty, a global movement of the plastic value chain, financial institutions and NGOs aligned on a shared vision, actively advocating at negotiations for an ambitious global plastics treaty across the full lifecycle of plastic. We secured water replenishment partnerships and projects in the minor river basin of two of our high water risk locations. This included a Seine riverbank restoration project near our site in Grigny, France, and a project to address shared water challenges in the Upper Brisbane catchment near our Richlands production facility in Australia. We supported more than 40 social impact programmes across our markets. The plan for the year ahead We will update This is Forward to include the Philippines. We will continue to develop 2030 roadmaps on climate, water, packaging and community. We will work to secure water replenishment projects at all new high water risk locations. We will continue to engage with customers on our packaging strategy and explore new packaging solutions which meet changing consumer trends and comply with legislation. We will work to deepen our relationships within our communities and expand our community partnerships to build skills and resilience. External recognition Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 21 Done sustainably

Pillar Commitment Target Forward on drinks (see page 259) Sugar reduction Reduce sugar by 2025: by 10% in Europe(B), by 20% in New Zealand(C), by 25% in Australia(C), by 35% in Indonesia(C) Low or no calorie Over 50% of sales to come from low or no calorie drinks by 2030 (Europe by 2025)(D) Forward on society (see page 56, 259) Gender diversity – management 45% of management positions to be held by women by 2030 Gender diversity – workforce A third of our workforce to be women by 2030 Disabilities 10% of our workforce represented by people with disabilities by 2030(E) Supporting skills development Support the skills development of 500,000 people facing barriers in the labour market by 2030 Forward on climate (see pages 32-45, 255-256, 258) Net Zero Net Zero GHG emissions (Scope 1, 2 and 3) by 2040(F) GHG emissions reduction Reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% by 2030(F)(G) Renewable electricity Use 100% renewable electricity across all markets by 2030 Supplier engagement – GHG emissions 100% of carbon strategic suppliers to set science based targets by 2023 (Europe) and 2025 (APS) Supplier engagement – renewable electricity 100% of carbon strategic suppliers to use 100% renewable electricity by 2025 (Europe) and 2030 (APS)(H) Forward on supply chain (see pages 17, 47, 51-52, 256, 258) Sustainable sourcing 100% of main agricultural ingredients and raw materials sourced sustainably(I) Human rights 100% of suppliers to be covered by our Supplier Guiding Principles – including sustainability, ethics and human rights(I) Forward on water (see pages 48-50, 257, 258) Water efficiency 10% water use ratio reduction(J) by 2030(G) Replenish Replenish 100% of the water we use in our beverages(I) Forward on packaging (see pages 53-55, 257, 258) Design 100% of our primary packaging to be recyclable by 2025 Recycled plastic 50% recycled plastic in our PET bottles by 2023 (Europe) and 2025 (APS) Virgin plastic Stop using oil-based virgin plastic in our bottles by 2030 Collection Collect and recycle a bottle or a can for each one we sell by 2030 Note: For details on our approach to reporting and methodology, see our 2024 sustainability reporting methodology document on cocacolaep.com/sustainability/ download-centre. A. This is Forward covers all our activities in Europe and APS, excluding the Philippines. In 2025, we will review and update our sustainability action plan to include the Philippines. B. Reduction in average sugar per litre in soft drinks portfolio versus 2019. Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include plain water or juice. C. Reduction in average sugar per litre in NARTD portfolio versus 2015. Including dairy. Does not include coffee, alcohol, beer or Freestyle. D. Does not include coffee, alcohol, beer or Freestyle. Low calorie beverages ≤20kcal/100ml. Zero calorie beverages &lt;4kcal/100ml. E. Calculated based on the total number of employees responding to our 2023 voluntary inclusion survey and the number of employees self-declaring as having a disability. F. Our GHG emissions reduction and Net Zero targets have been validated by the Science Based Targets initiative (SBTi) as being in line with climate science. Using market based approach. Excludes the Philippines. We will update our SBTi target to include the Philippines in 2025. G. Versus 2019. H. No metric currently reported against this target as data from suppliers not available. I. No target year, this is an ongoing target. J. Water use ratio: litres of water per litre of finished product produced. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 22 Done sustainably – This is Forward, our sustainability action plan(A)♦ . Our headline commitments ESRS 2 MDR-T | ESRS 2 SBM-1 ESRS

SUSTAINABILITY STATEMENT This sustainability statement provides an overview of CCEP’s governance and performance related to material sustainability topics. It includes CCEP’s double materiality assessment (DMA) and resulting disclosures in line with the European Sustainability Reporting Standards (ESRS) structural guidance, (excluding references to EU taxonomy) which we are disclosing against on a voluntary basis. ESRS 2 General information 24 ESRS structure and requirements 25 Statement on due diligence 26 ESG governance framework 27 Our double materiality assessment 28 Material ESG-related impacts and risks 30 Policies and procedures E1 Climate change 32 Metrics and targets 32 Our strategy 32 Our actions 33 Stakeholder engagement 34 Our climate transition roadmap 37 Climate risk E2 Pollution 46 Metrics and targets 46 Our strategy 46 Our actions 47 Stakeholder engagement E3 Water and marine resources 48 Metrics and targets 48 Our strategy 49 Our actions 50 Stakeholder engagement E4 Biodiversity and ecosystems 51 Metrics and targets 51 Our strategy 51 Our actions 52 Stakeholder engagement E5 Resource use and circular economy 53 Metrics and targets 53 Our strategy 53 Our actions 55 Stakeholder engagement S3 Affected communities 56 Metrics and targets 56 Our strategy 56 Our actions 57 Stakeholder engagement Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 23

ESRS structure and requirements This is CCEP’s first year reporting in accordance with ESRS. We have aimed to maintain an integrated report, and have included topics found material by our DMA within this sustainability statement. To maintain readability, we incorporated some ESRS disclosures by reference to information within the Annual Report, which sit outside the sustainability statement; listed on page 58. A full list of ESRS disclosures is provided in ESRS Appendix A, on pages 273-276. All disclosed ESRS metrics are reported at a Group level, including the Philippines, following the acquisition of CCBPI, unless otherwise indicated. As our This is Forward targets were set prior to the Acquisition, we have disclosed progress against these targets both including and excluding the Philippines. Our This is Forward targets will be updated in 2025, including target years and incorporation of the Philippines. Our material pollution and biodiversity impacts occur in our value chain and are managed through supplier programmes. Because of this, they share a metric, disclosed in E2 on pages 46-47 and E4 on pages 51-52. Basis for preparation and transition This statement has been prepared for the year ended 31 December 2024 and covers the period from 1 January 2024 to 31 December 2024. This is aligned with our previous sustainability reports. Data is consolidated on the same basis as the financial statements. Our DMA and sustainability statement cover our own operations in all regions, our upstream and downstream value chain and includes potentially affected communities. Upstream operations include ingredient production and distribution, packaging material sourcing and manufacturing. Sourcing and production of inputs used in agricultural processes are excluded. Downstream operations include retail and consumer sales, consumption and packaging end of life management. We use an operational control approach for GHG emissions. We have restated 2019 baseline data and prior years 2020-2023 to include the Philippines for GHG emissions and, as needed, to reflect updated data, such as ingredients and plastic packaging emissions factors, and updated packaging collection rates, particularly in Europe. This increased our previous baseline and subsequent year emissions by approximately 2 million tCO2e. Of this, the full value chain emissions of our Philippines business added approximately 1.25 million tCO2e to our baseline. Throughout our statement we considered time horizons aligned with our financial statements: short (up to 1 year), medium (&gt; 1 to 5 years), long term (over 5 years). As this is our first year reporting to ESRS standards, we have no changes to previous statements. As guidance is developed, we will refine our processes, disclosures, and controls. Areas of uncertainty remain, including measuring impacts on nature and quantifying supply chain impacts. We have documented all calculations, including estimates, in our 2024 methodology. Sources of estimation In applying reporting guidance for the sustainability statement, management made judgements, estimates and assumptions, including monetary amounts, that may affect the reported information. The estimates and assumptions are based on industry standards, experience and various other factors that are believed to be reasonable. The use of estimates and indirect data sources, such as sector- average data or proxies, is explained in our 2024 methodology and is incorporated by reference in our sustainability statement. Approximately 1% of our value chain carbon footprint uses estimated data. Our climate scenario analysis is based on external climate models. We have estimated the cumulative operating profit impact of our climate scenarios over the short, medium and long term (without mitigation measures), see page 27. Packaging collection rates are based on weighted averages of national collection rates, collected for recycling rates(A), recycling rates(B) or refillable rates. Water replenishment project volumes are either measured or estimated using the Volumetric Water Benefit Accounting (VWBA) methodology, based on data available. Find more details on our methodology on pages 260-272 Other relevant information We continue to disclose information on topics important to our business, related to our principal risks and parts of our This is Forward sustainability action plan not covered in the sustainability statement. This includes reduction of sugar in our drinks, safety incident rates, diversity metrics and community investment. The related metrics are incorporated by reference in this sustainability statement and presented in our This is Forward data tables on pages 258-259. These are not reported in line with ESRS. We report against other sustainability standards, including the UK Listing Rule 6.6.6R (8) on climate-related disclosures, outside this sustainability statement. A cross reference table is on page 60. Our reporting to voluntary standards, such as the Global Reporting Initiative (GRI), is available on our website. A. Collection for recycling rate – measures packaging that is collected in a market to then be sorted for recycling. B. Recycling rate – measures packaging at the point in the sorting process where it does not need to undergo any further processing before it is turned into recycled content, as defined by the EU Packaging and Packaging Waste Regulation (PPWR). Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 24 Done sustainably – Sustainability statement ESRS 2 – General information ESRS 2 BP-1 | ESRS 2 BP-2 ESRS

Sustainability governance Board-level governance Our Board oversees sustainability impacts, risks and opportunities, including climate-related topics, and is supported by the ESG and Audit Committees. At CCEP ESG and sustainability are used interchangeably. The Board oversees and assesses CCEP’s Group wide strategy, including sustainability-related considerations, targets, commitments and plans to reduce GHG emissions. In 2024, we shared our 2030 carbon reduction plan. Sustainability metrics were considered as part of the capex requests presented to the Audit Committee. The Board receives ESG topic updates. In 2024, this included packaging collection and upcoming European packaging legislation (PPWR). The Remuneration Committee reviewed performance against CCEP’s GHG emissions reduction targets to inform vesting outcomes for the Long- Term Incentive Plan (LTIP). Statement on due diligence The following provides a mapping of the main aspects of due diligence as reflected in our sustainability statement: Core elements of due diligence Location in the Annual Report a) Embedding due diligence in governance, strategy and business model Pages 25-26, 28-29, 134 b) Engaging with affected stakeholders in all key steps of the due diligence Pages 25-26, 33, 47, 50, 52, 55, 57, 61-64 c) Identifying and assessing adverse impacts Page 27 d) Taking actions to address those adverse impacts Pages 32-36, 46-47, 48-50, 51-52, 53-55, 56-57 e) Tracking the effectiveness of these efforts and communicating Pages 32, 46-47, 48, 52, 53, 56, 255-259 Management supports the Board Committees throughout the year. The annual Board session on risk includes a review of climate and other ESG-related risks. The ESG Committee report on page 131 sets out the key topics considered by the Committee, including updates related to our 2030 carbon reduction plan and GHG emissions. Management-level governance Ownership and governance for sustainability-related risks and opportunities, and driving progress against our commitments, is embedded throughout our business. Risk management is a key responsibility for all senior leadership, who are assigned ownership of specific risks, including climate-related risks. Principal risks are evaluated annually, with additional quarterly assessments for associated sub-risks, as part of our enterprise risk management (ERM) process, see page 66. Key leadership and management with responsibility for our material risks and impacts are outlined in the ESG governance framework on the following page. The main discussion forum for the Executive Leadership Team (ELT) on ESG and climate matters is the Sustainability Steering Committee (SSC). Modern slavery, human rights, other policy and CoC matters are considered by the Compliance and Risk Committee (CRC). Multiple cross functional working groups are focused on developing the strategy and delivering against our This is Forward targets. Working groups, led by key management, meet regularly and bring items for information, review and decision making to the SSC and Board Committees. In 2024, the SSC reviewed CCEP’s progress against its 2030 carbon reduction plan, and agreed next steps. The SSC will continue to review the development of our climate transition plan against relevant guidance. Sustainability is embedded into the operations of the Board and its Committees as well as the key management-level committees. Further information about the duties, composition, diversity of the Board, its Committees and management, as well as internal control and risk management can be found in the Corporate Governance Statement on page 164 and on pages 96-105. This includes the skills and experience of the Board and ELT. Risk management and internal controls over sustainability A general description of our risk and internal control processes, is in the principal risks and internal control and risk management sections in this report, see pages 66 and 76. CCEP has implemented clear ownership of metrics published in the sustainability statement, up to Board oversight of material topics. Controls, established methodologies and policies are in place to support accurate and complete reporting on ESG-related metrics. In 2024, CCEP developed additional internal controls related to material environmental metrics and enhanced processes for identifying, disclosing and managing material topics. This includes implementing new technology to better track and document external reporting. We will continue to develop a roadmap for our ESG internal control framework in 2025, in order to continue improving our assurance process. Our methodology for material topic metrics is on pages 260-272. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 25 Done sustainably – Sustainability statement ESRS 2 – General information continued ESRS 2 GOV-2 | ESRS 2 GOV-4 | ESRS 2 GOV-5 ESRS

ESG governance framework The Board Met seven times in 2024 • Sets the sustainability strategy • Has primary oversight of sustainability-related impacts, risks and opportunities (including climate-related risks and opportunities) • Receives feedback on ESG-related issues from Committee Chairs and via CEO report ESG Committee Met six times in 2024(A) • Responsible for overseeing performance against This is Forward strategy and goals • Reviews environmental and social-related risks and opportunities, including climate-related risks and GHG emissions reduction targets • Oversees ESG reporting, disclosures and assurance Nomination Committee Met six times in 2024 • Reviews the size, structure, composition and skills of the Board to make sure it remains effective • Ensures there is sufficient expertise on the Board in areas such as risk and ESG matters Remuneration Committee Met five times in 2024 • Aligns the Group’s remuneration policy to reinforce the achievement of sustainability aims • Oversees performance outcomes from the LTIP, which has a 15% performance weighting allocated to the reduction of GHG emissions Audit Committee Met eight times in 2024(A) • Makes sure that climate-related risks and opportunities are managed across the Group • Oversees risk management process, including our annual enterprise risk assessment to identify principal risks, including climate risk • Oversees the Group’s financial and reporting obligations, including ESG reporting • Has oversight over sustainability metrics for capital expenditure proposals Executive Leadership Team (ELT) Meets regularly throughout the year Climate responsibility lies with the Chief Executive Officer, Chief Customer Service and Supply Chain Officer and Chief Public Affairs, Communications and Sustainability Officer who are responsible for providing management updates on climate-related topics to the Board and its Committees Sustainability Steering Committee Meets at least quarterly Includes ELT members • Chief Executive Officer • Chief Financial Officer • General Counsel and Company Secretary • Chief Customer Service and Supply Chain Officer • Chief Commercial Officer • Chief Public Affairs, Communications and Sustainability Officer Provides opportunity to review: • This is Forward targets and our progress against these • Climate-related risks and scenario analysis, including Task Force on Climate-related Financial Disclosures (TCFD) • Outputs raised as required to the ESG Committee (including on climate- related topics) • 2024 topics included DMA and alignment with ESRS, 2030 carbon reduction plan, review of climate and water-related risks, and our updated GHG emissions Sustainable Packaging Office (SPO) • Overseen by Chief Public Affairs, Communications and Sustainability Officer and VP Sustainability • Responsible for ensuring a sustainable packaging strategy can be implemented across our business, including pack mix, recycled content and improving packaging collection ESG disclosure working group • Overseen by General Counsel and Company Secretary and VP Sustainability • Oversight of our work on ESRS, DMA and climate-related risks, as well as our broader ESG reporting and disclosure approach Other working groups • Overseen by Chief Public Affairs, Communications and Sustainability Officer and VP Sustainability • Includes groups focused on sustainable packaging, climate and water resilience A. One meeting was a joint meeting of the Audit Committee and ESG Committee held in February 2024. Further information on the governance framework and Committee activities can be found on page 106 Compliance and Risk Committee (CRC) Meets every quarter • Management committee chaired by the Chief Compliance Officer • Reviews risk developments, including climate change risks and opportunities • Reviews policy changes and policy implementation • Monitors compliance Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 26 Done sustainably – Sustainability statement ESRS 2 – General information continued ESRS 2 GOV-1 | ESRS 2 GOV-2 | E1-1 ESRS

In 2024, in line with ESRS requirements, we conducted a DMA. Based on European Financial Reporting Advisory Group (EFRAG) guidelines, the DMA considers CCEP's impacts on the environment and society and includes a financial assessment of our exposure to related risks and opportunities. This process built on our 2016 materiality assessment, which focused on CCEP’s impacts only, and informed our This is Forward sustainability action plan, based on stakeholders’ input. Our DMA focused on actual and potential impacts, risks and opportunities (IROs) associated with ESRS defined topics, as well as entity- specific IROs. We have two material social impacts that are specific to CCEP. We considered IROs over the short (up to 1 year), medium (&gt; 1 to 5 years), and long term (over 5 years). To complete the impact analysis, we engaged with internal and external stakeholders. The evaluation of financial risks and opportunities was informed by our broader ERM approach, though our ERM framework evaluates a wider range of topics and includes mitigation strategies. To assess risk, we took into account the current (inherent) state of how we do business, but excluded measures dependent on future actions or behavioural aspects, e.g. the execution of policies and procedures. Determination of materiality included the consideration of global factors down to regionally specific circumstances. Through stakeholder input, we included information from countries across our territories. Each material IRO is presented in the table on pages 28-29. Within the sustainability statement we have disclosed information related to relevant sub- and sub-sub-topics based on the results of the DMA. In addition to our material topics, we take action in other areas, as outlined in our This is Forward strategy on page 22. Determining thresholds Impact materiality Using ESRS criteria, we scored potential impacts considering severity (scale, scope and irremediability) and likelihood. For positive impacts, irremediability was excluded. Potential impacts were scored between 1 and 10.5, with a materiality threshold of 8, indicating a high level of importance to stakeholders, high likelihood, scale and scope. Financial materiality We scored potential financial effects using a matrix approach, considering magnitude and likelihood. Magnitude was evaluated as the size of the unmitigated effect of each risk or opportunity at three levels, expressed as a percentage of cumulative operating profit: low (&lt;3%), medium (3-5%) and high (&gt;5%), with a materiality threshold of 5%. Likelihood was scored between 0% (unlikely) and 100% (actual effect), with a threshold of 25% (possible). Impact materiality inputs Create CCEP's ESG topic universe Pulling from ESRS, GRI sector standards and existing stakeholder engagement, we considered 70 actual and potential impacts across our value chain. Impact and financial assessment Initial impact assessment Using our CCEP records, sector knowledge, external research and understanding of our business environment, we followed ESRS requirements considering scope, scale, irremediability and likelihood to create the long-list of impacts. Assess risks and opportunities In alignment with our enterprise risk assessment process, we assessed potential risks and opportunities based on the results of the initial assessment. Risks and opportunities were assessed in relation to agreed thresholds considering quantitative and qualitative evidence. Stakeholder engagement Through a combination of in-depth interviews and surveys we used stakeholder input from customers, suppliers, investors and shareholders, industry associations, international institutions and NGOs to refine our initial impact assessment. Finance team validation Using the results of the initial risk and opportunity assessment, members of CCEP’s finance, risk and sustainability teams conducted sessions to review, challenge and validate financial materiality draft outcomes. Validation sessions Once stakeholder inputs were used to adjust scoring, IROs were aggregated and shared with internal experts for finalisation. Areas of uncertainty were evaluated further, with final materiality decisions agreed upon by management and documented for external assurance. Final materiality decisions agreed DMA results Outputs from validation sessions shared with and approved by the Board. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 27 Done sustainably – Sustainability statement Our double materiality assessment ESRS 2 IRO-1 | ESRS 2 IRO-2 | ESRS 2 BP-2 | ESRS 2 SBM-3 ESRS

ESRS sub-topic Impact, risk or opportunity detail Location in value chain Actual or potential impact Time horizon Section E1 Climate change Climate change adaptation CCEP is helping to build resilience to climate change within its value chain and communities by supporting climate adaptation measures. Upstream, downstream and own operations Actual Medium and long term E1 Climate change mitigation CCEP has Scope 1 and 2 GHG emissions from its operations, commercial sites, fleet and power usage, which contribute to climate change. Own operations Actual Short, medium and long term CCEP has Scope 3 GHG emissions from ingredients, packaging, CDE and third party transportation of its products, which contribute to climate change. Upstream and downstream Actual Short, medium and long term Climate transition risks associated with CCEP’s Scope 1, 2 and 3 GHG emissions. This includes the regulatory risk of an increase in carbon taxes, which could result in increased energy and raw material costs. Upstream, downstream and own operations N/A (Risk) Long term Energy CCEP uses energy, including heat, steam, fuel and electricity within its own operations and value chain, including through third party distribution and CDE. If not from renewable sources, emissions associated with energy use contribute to climate change. Upstream, downstream and own operations Actual Short, medium and long term E2 Pollution Pollution of water CCEP uses key agricultural ingredients such as sugar beet, sugar cane, citrus and coffee which use fertilisers and pesticides. These could cause water pollution. Wastewater from downstream recycling and end of life packaging processing could pollute waterways if not treated correctly. Upstream and downstream Potential Short, medium and long term E2 Pollution of soil CCEP uses key agricultural ingredients such as sugar beet, sugar cane, citrus and coffee which use fertilisers and pesticides. These could contaminate soil and degrade soil health over time. Upstream Potential Short, medium and long term E3 Water and marine resources Consumption of water by CCEP’s operations impacting on water scarcity CCEP's manufacturing processes consume water, which could negatively impact local ecosystems and communities, especially in areas of high water stress. Own operations Potential Short, medium and long term E3 Consumption of water in CCEP’s supply chain impacting on water scarcity CCEP's value chain consumes water, which could negatively impact local ecosystems and communities, especially in areas of high water stress. Upstream Potential Short, medium and long term The DMA has identified climate change mitigation and waste as material financial risks over a long-term time horizon and on a gross basis. Both have been consistently recognised and reported as principal risks through our enterprise risk assessment and CCEP has been implementing mitigations to manage these risks effectively during the past few years. For more details about risk mitigation actions see the Principal risks section on pages 66-77 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 28 Done sustainably – Sustainability statement Material ESG-related impacts and risks ESRS 2 SBM-3 ESRS

ESRS sub-topic Impact, risk or opportunity detail Location in value chain Actual or potential Time horizon Section E4 Biodiversity and ecosystems Impacts on the extent and condition of ecosystems CCEP relies on key agricultural ingredients and raw materials such as sugar, coffee, citrus, and pulp and paper. Agricultural operations could disrupt the health of ecosystems if land is converted or degraded resulting in an impact to biodiversity. Upstream Potential Short, medium and long term E4 E5 Resource use and circular economy Resource inflows, including resource use CCEP uses packaging to deliver products to customers and consumers. The production of packaging uses energy, water and both renewable and non-renewable resources. This could result in negative environmental impacts if resources are not managed sustainably. Upstream and own operations Actual Short, medium and long term E5 Resource outflows related to products and services Waste from single use packaging used to deliver our products to customers and consumers could enter and disrupt ecosystems where it is not collected for reuse or recycling. Downstream Actual Short, medium and long term Waste Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling and could end up as land or marine litter. Downstream Actual Short, medium and long term CCEP could face the risk of increased regulation related to plastic packaging, including restrictions on the use of single use plastic, taxation on the use of virgin plastic or the introduction of extended producer responsibility regulation. We also face additional reputational risk as a result of being targeted by media and NGO campaigns associated with plastic waste. Downstream N/A (Risk) Long term S3 Affected communities Access to labour markets CCEP works with local communities to deliver programmes designed to increase employment opportunities. These include employment and training opportunities for those working in the value chain. Upstream and downstream Actual Short, medium and long term S3 Socioeconomic impact CCEP delivers economic benefits to the communities in which it operates and increases opportunities for workers in the value chain. Upstream and downstream Actual Short, medium and long term The DMA has identified climate change mitigation and waste as material financial risks over a long-term time horizon and on a gross basis. Both have been consistently recognised and reported as principal risks through our enterprise risk assessment and CCEP has been implementing mitigations to manage these risks effectively during the past few years. For more details about mitigation actions see the Principle risks section on pages 66-77 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 29 Done sustainably – Sustainability statement Material ESG-related impacts and risks continued ESRS 2 SBM-3 ESRS

Through our policies we aim to manage our material risks and impacts in a consistent manner throughout our value chain. Several of our policies address more than one material topic. Our policies cover multiple countries with differing local laws, regulations, Policy Description Scope Approved by Alignment to international policies and principles Stakeholders ESRS reference Coca-Cola Operating Requirements (KORE) Click here for policy KORE defines the policies, standards and requirements for managing quality, food safety, the environment (including climate change mitigation through energy efficiency and renewable energy deployment, minimising carbon emissions and amount of resources used), water management, minimising resources used, and health and safety throughout our operations. KORE mandates compliance with globally recognised frameworks like OHSAS 18001 and ISO 45001, defines operational controls and prioritises sustainable sourcing of ingredients. Audits are conducted internally and are unannounced to verify compliance. Worldwide TCCC • UN Guiding Principles on Business and Human Rights • UN Global Compact CEO Water Mandate CCEP (all operating entities) E1 E2 E3 E5 Code of Conduct (CoC) Click here for policy The CoC sets out business principles that people working for CCEP are required to follow and provides information about where to find help if needed. We recognise our impact on the communities in which we operate and are committed to engaging with stakeholders in those communities to listen to, learn from and take their views into account as we conduct our business. CCEP territories The Board Not applicable CCEP employees and third parties including suppliers, vendors, contractors, consultants, distributors and agents who work on our behalf S3 Code of Conduct Human rights policy Click here for policy Respect for human rights is fundamental to CCEP and the sustainability of the communities in which we operate. Our Human Rights policy is designed to make sure human rights are respected in our own workplaces, our communities, affected communities, and requires our suppliers to do the same. CCEP territories The Board • Universal Declaration of Human Rights • UN Guiding Principles on Business and Human Rights • International Labour Organization’s Declaration on Fundamental Principles and Rights at Work • UN Global Compact • UN Declaration on Rights of Indigenous People CCEP Suppliers E2 S3 cultures and traditions, but we have common standards and aim to run our business in a law-abiding, ethical and practical way everywhere. Our growth and long-term sustainable success is only possible with consistently high standards of corporate governance. The aim of our policies is to help everyone in CCEP to manage risks, support compliance with the law and do the right thing for the business, for each other, for our communities and for the environment. CCEP has created policies, procedures and policy guidance to support our purpose, strategy and ways of working. Non-compliance with our policies exposes CCEP to additional levels of risk and may result in corrective actions. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 30 Done sustainably – Sustainability statement ESRS 2 – Policies and procedures ESRS 2 MDR-P | ESRS 2 GOV-1 | E1-2 | E2-1 | E3-1 | E4-2 | E5-1 | S3-1 ESRS

Policy Description Scope Approved by Stakeholders ESRS reference Speak Up policy Click here for policy Our Speak Up policy supports employees in raising concerns regarding misconduct, impropriety or wrongdoing without fear of retaliation or detrimental treatment. CCEP territories The Board Employees, former employees, customers, contractors, suppliers, joint ventures, friends/relatives of employees and others E2 S3 Responsible sourcing policy (RSP) Click here for policy Our RSP reflects our commitment to sustainable practices. It is included in new contracts and sets out the mandatory guidelines that our direct and indirect suppliers must comply with in order to do business with CCEP. This includes our SGPs, PSA and no-deforestation policy. CCEP territories Chief Procurement Officer All direct and indirect suppliers (sub-contractors) E1 E2 E3 E4 E5 S3 Supplier guiding principles (SGPs) Click here for principles The SGPs set out the minimum requirements we expect of all our suppliers and approved sub-contractors in areas such as workplace policies and practices, health and safety, environmental protection, business integrity and human rights. We expect all our suppliers to constantly monitor their own and their sub-contractors’ compliance with these standards and they are encouraged to promptly notify us if they become aware of any potential risk of non-compliance. CCEP territories TCCC All direct and indirect suppliers (sub-contractors) E1 E2 E3 E4 E5 S3 Principles for sustainable agriculture (PSA) Click here for principles Our PSA set out mandatory requirements for suppliers of agricultural products and packaging materials of agricultural origin, to support traceability of our product. The PSA cover criteria including human and workplace rights, forest, habitat and biodiversity conservation, climate change resilience, energy management, GHG reduction, animal health and welfare, agrochemical, soil and farm management systems. We expect our suppliers to constantly monitor their own and their sub-contractors’ compliance and are encouraged to promptly notify us if they become aware of any potential risk of non-compliance. PSA compliance is monitored through third party organisations such as Bonsucro, Sustainable Agriculture Initiative Platform (SAI), Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC). CCEP territories TCCC All direct and indirect suppliers (sub-contractors) E1 E2 E3 E4 E5 S3 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 31 Done sustainably – Sustainability statement ESRS 2 – Policies and procedures continued ESRS 2 MDR-P | ESRS 2 GOV-1 | E1-2 | E2-1 | E3-1 | E4-2 | E5-1 | S3-1 | S3-3 ESRS

Forward on climate Our risk and impacts We acknowledge our role in addressing climate change, and are committed to decarbonising our business in line with climate science and the goals of the Paris Climate Agreement. Our Scope 1, 2 and 3 GHG emissions come from energy use within our operations, and from throughout our value chain. While climate change does pose financial and regulatory risks, we can have a positive impact within our value chain by supporting climate change adaptation measures which build climate resilience. For more details on our material climate-related impacts and risks see page 28 Metrics and targets We have both short- and long-term GHG emissions reduction targets, which cover our Scope 1, 2 and 3 GHG emissions, excluding the Philippines. These targets were validated by the SBTi as being in line with climate science, and the goals of the Paris Climate Agreement. They are aligned with our material impacts and risks related to climate change. In 2025, we will work to update both our short- and long-term GHG emissions reduction targets to include the Philippines and Forest, Land and Agriculture (FLAG) targets, in line with the latest SBTi guidance. CCEP measures its GHG emissions in line with the GHG Protocol. In 2024, our value chain emissions were 7.4 million tCO2e, including the Philippines(A). Our strategy We are committed to decarbonising each area of our value chain, in line with our 2040 Net Zero target. Since 2019, we have reduced our absolute carbon footprint by 13.6%(A). We are proud of the progress that we have made, but know we have more work to do. Our actions We have built a climate transition roadmap which includes a 2030 carbon reduction plan, aligned to our business growth, Capex and Opex plans. Our 2024 progress KPI This is Forward target Group excl. the Philippines Absolute reduction in GHG emissions (Scope 1, 2 and 3) since 2019 30% by 2030(B) Net Zero by 2040(B) 13.6% – 20.0% – Percentage of electricity consumed that comes from renewable sources 100% by 2030 60.2% 79.0% Percentage of carbon strategic suppliers(C) having targets approved by SBTi 100% (EU by 2023 / APS by 2025) –(D) 45% (EU 68% / APS 23%) A. We have updated our 2019 baseline and prior year emissions, increasing these by approximately 2 million tCO2e, of which the Philippines business has added approximately 1.25 million tCO2e to our baseline year. B. Our GHG emissions reduction and Net Zero targets have been validated by the SBTi as being in line with climate science, excluding the Philippines. Scope 2 is market based. C. Carbon strategic suppliers account for ~80% of our Scope 3 GHG emissions (~185 suppliers in total). D. Data for Group including the Philippines not available for 2024. We aim to integrate in 2025. For full details on our metrics, our reporting approach and methodology related to climate see pages 255-256, 258, 260-266 Through this work, we allocated over €400 million between 2021-2023 to support the ongoing decarbonisation of our operations and value chain. We plan to invest approximately €405 million for emissions reduction initiatives between 2024-2026. This includes €340 million of Opex, primarily related to our cost of sales, to support our continued investment in rPET which has a significant carbon reduction impact. It also includes €65 million in Capex investment, for other energy, logistics and carbon reduction technologies. Our sustainability strategy and investments are embedded in the way we operate. The resources to support our decarbonisation are part of our regular business planning and resource allocation. The investments associated with our decarbonisation plan are not segmented and can be found as part of additions to intangible assets and goodwill and property, plant and equipment for Capex (Note 7 and Note 8 to the consolidated financial statements) and cost of sales in our consolidated income statement for rPET. Other costs which support our emissions reduction, such as investment in more efficient CDE, electric vehicles and purchased renewable electricity are captured as part of our broader cost allocation framework. The achievement of our This is Forward targets is supported by our Business Resilience strategy. More information on the availability of resources to support our sustainability plan can be found in our viability statement, see page 78. We provide updates to our SSC and ESG Board Committee on our 2030 carbon reduction plan and progress against sustainability targets. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 32 Done sustainably – Sustainability statement Environment – Climate change (E1) ESRS 2 MDR-M | ESRS 2 MDR-A | E1-1 | E1-2 | E1-4 ESRS

We also support this work through the application of an internal shadow carbon price of €100/tCO2e. This shadow price is based upon the likely cost for us to reduce GHG emissions, currently focused on future Scope 1 and 2 GHG emissions. We use this internal carbon price to support the business case for future Capex investments to reduce our Scope 1 and 2 GHG emissions. We know that more will be required to reach our 2040 Net Zero target. While the long-term nature of these targets makes it difficult to provide detailed long-term investment plans, we are clear on where we can accelerate progress across our value chain, and are already taking action. In 2024, we initiated Climate Accelerator groups, cross-functional teams focused on providing guidance and finding solutions for hard to abate areas across each area of our value chain. Our CCEP Ventures team also helps to find, fund and foster transformative solutions to support our 2040 Net Zero target. CCEP Ventures partners with start-ups to support our decarbonisation journey either by accelerating our current business initiatives or by utilising breakthrough technology. In 2024, we invested in three new start-ups which could help us meet our waste and emissions challenges. Supplier engagement Our suppliers are responsible for approximately 80% of the GHG emissions in our value chain, and we can only meet our own GHG emissions reduction targets by working with them. That is why we have asked approximately 185 carbon strategic suppliers, which represent about 80% of our Scope 3 GHG emissions, to set their own science based targets. In 2024, 45% of our carbon strategic suppliers (Europe 68%, APS 23%), had SBTi validated targets. We know that some of our suppliers will need support to measure their emissions and set targets. We are working with TCCC to engage suppliers in the Supplier Leadership on Climate Transition (S-LOCT) programme, a cross industry collaboration that aims to provide suppliers with the resources, tools and knowledge they need to make progress on their own climate journeys. In 2024, 35 CCEP suppliers participated in the programme, and we continue to encourage and support more of our suppliers to join. We also incentivise and reward suppliers for improving their ESG performance through our sustainability supply chain finance programme, which provides competitive financing linked to a number of sustainability- driven KPIs. In 2024, this multi-award winning programme continued to grow significantly, achieving a 26% increase in supplier participation versus 2023. The programme supports the delivery of funding to two Rabo Foundation projects in Indonesia, focused on improving the sustainable production capabilities of smallholder farmers. We also continue to grow a similarly structured supply chain finance programme in partnership with Citibank, offering Indonesian suppliers incentives on financing interest rates. In 2024, 36% more suppliers participated in the programme versus 2023. For further details on our engagement with suppliers see page 47 Stakeholder engagement We advocate for policies and private sector initiatives that support rapid and sustained decreases in GHG emissions. In particular, regulatory shifts that support an expansion of renewable electricity capacity, shifts to a circular economy and rapid phase out of fossil fuels will be critical, and we are focused on supporting these shifts as part of our external advocacy. Cross industry collaboration on these initiatives will be key. In 2024, together with TCCC and other beverage industry companies, we joined the REfresh Alliance, an industry wide collaboration which aims to combine the expertise and resources of its members to improve access to renewable energy across the supply chain. Case study Working with customers towards Net Zero emissions Across our territories we partner with our customers to support them in their journey to reduce their carbon footprint. This includes our Net Zero Pubs, Bars, and Restaurants initiative in Great Britain, the #PorElClima platform in Spain and Horeca Footprint in Portugal. See TCFD cross industry climate- related and agriculture, food and forest products group metrics table on page 59 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 33 Done sustainably – Sustainability statement Environment – Climate change (E1) continued ESRS 2 MDR-A | E1-1 | E1-8 ESRS

Our climate transition roadmap includes a 2030 carbon reduction plan, aligned to our business growth, Capex and Opex plans. We allocated over €400 million between 2021-2023 to support the ongoing decarbonisation of our operations and value chain, and we plan to invest approximately €405 million in emissions reduction initiatives between 2024-2026. We are clear on where we can accelerate progress across our value chain, and are already taking action through 2040. We will need continued engagement with suppliers, customers, industry and peers to support our ongoing decarbonisation. In 2025, we will work to update our SBTi target and carbon roadmap to include the Philippines. Key actions and anticipated time horizons: Actions are ongoing. Time horizons reflect when we anticipate that the majority of the reduction could be achieved. Ingredients Supplier engagement Portfolio sugar reduction Sustainable agriculture CCEP Ventures (e.g. Avalo, Airhive) Packaging Increasing recycled content Increasing packaging collection Supplier engagement Lightweighting CCEP Ventures (e.g. CuRe Technologies) Packaging mix shifts Manufacturing Increasing renewable electricity Improving energy efficiency Decreasing fugitive CO2 Switching to alternative fuels CCEP Ventures (e.g. Pipeline Organics) Transport Alternative fuels Electric vehicles (own fleet) Road to Rail Network route optimisation Electric and alternative fuel vehicles (3PL) CCEP Ventures (e.g. Rainions) CDE Improving CDE mix and energy efficiency Greening of the grid CCEP Ventures (e.g. Vorte Technologies) Suppliers and partners Supplier engagement including: — 100% of our carbon strategic suppliers to set science based targets by 2023 (Europe) and 2025 (APS). Through CCEP Ventures, we are committed to seeking out and funding solutions designed to drive innovation and sustainability progress in line with CCEP’s 2040 Net Zero target. Advocacy and memberships We are committed to fostering collaborative efforts within our industry, actively engaging with peer companies, industry associations and government bodies. To facilitate a rapid, fair transition to a low-carbon economy, we are engaging with key stakeholders to accelerate the following: — Fossil fuel phase out — Rapid shift to a circular economy — Renewable electricity across all markets A. For illustrative purposes only. B. Excluding the Philippines. C. Including the Philippines. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 34 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1-1 | E1-3 ESRS

2030 decarbonisation levers We have identified the key levers that will help decarbonise our business and our value chain, in line with our 2030 emission reduction target. We plan to invest approximately €405 million for emissions reduction initiatives between 2024-2026. This includes €340 million of Opex, primarily related to our cost of sales, to support our continued investment in rPET which has a significant carbon reduction impact. Our plan also includes €65 million in Capex investment for other energy, logistics and carbon reduction technologies. In 2025, we will work to update our SBTi target and carbon roadmap to include the Philippines. Projected emissions reduction (tCO2e) from decarbonisation levers Ingredients 28% of our carbon footprint comes from Scope 3 emissions from farming, processing and transportation. Decarbonisation levers: • Supplier engagement • Reducing sugar across our portfolio • Sustainable agriculture 2024 actions: • Collecting carbon data from our carbon strategic suppliers. • Initiating a regenerative agriculture pilot with sugar beet suppliers in France. CCEP Ventures: Supporting the development of Airhive's direct air capture technology. We aim to pilot the use of direct air captured CO2 , captured on site at one of our production facilities, as an ingredient in our drinks. We are also working with Avalo to develop sustainable sugar cane varieties using machine learning and AI. For more details on our ingredients see E2 on page 46 and E4 on page 52 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 35 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1-1 | E1-3 | E1-4 | E2-2 | E4-3 ESRS

Packaging 35% of our carbon footprint comes from Scope 3 emissions from materials used, supplier production and transportation, and packaging collection. Decarbonisation levers: • Increasing recycled content • Increasing packaging collection • Supplier engagement • Lightweighting 2024 actions: • Increasing the amount of recycled content in our packaging and improving packaging collection rates across our markets. • Reducing the use of packaging where possible. • Endeavouring that the equivalent of all packaging we use is collected, reused or recycled so that it does not end up as litter. CCEP Ventures: Investing and piloting the use of CuRe Technology, a chemical recycling process which creates high quality PET with a carbon footprint approximately 65% lower than virgin PET. For more details on our actions on packaging see E5 on pages 53-55 Manufacturing 13% of our carbon footprint comes from Scope 1, 2 and 3 emissions from our operations and commercial sites. Decarbonisation levers: • Increasing renewable electricity • Switching to alternative fuels • Decreasing fugitive CO2 • Improving energy efficiency 2024 actions: • We are a member of the Climate Group’s RE100 initiative, and committed to using 100% renewable electricity in our markets by 2030. • Investing in on-site and power purchase agreements (PPAs) for solar, wind, combined heat and power (CHP), district heating and hydropower. • Making our processes more energy efficient. In 2024, we invested €18 million in energy efficiency improvements, including replacing a liquefied petroleum gas boiler with an electric boiler. CCEP Ventures: Pipeline Organics: this climate tech start-up uses technology to convert wastewater into renewable electricity, which could power essential processes at CCEP's production facilities. Transportation 9% of our carbon footprint comes from emissions from our own fleet (Scope 1), as well as third party logistics and business travel (Scope 3). Decarbonisation levers: • Switching to alternative fuels • Electric vehicles (EVs) • Route optimisation • Shifting from road to rail 2024 actions: • As part of the Climate Group’s EV100 initiative, we increased our use of hybrid and electric cars, vans and trucks to 44.4% in Europe in 2024. • We are working with third party logistics suppliers to reduce emissions through the use of route optimisation and alternative fuels. Alternative fuels made up around 9% of the total kilometres driven by our third party logistics hauliers in Europe in 2024. CCEP Ventures: Rainions has developed a coating for truck exhausts that has the potential to reduce emissions by 50%. We are piloting and testing this technology with five CCEP owned trucks in Australia. CDE 13% of our carbon footprint comes from Scope 3 emissions from the grid electricity used by the coolers, vending, fountain and coffee machines in our customer outlets. CDE can be carbon intensive in markets which have fossil fuel intensive electricity grids. Decarbonisation levers: • Improving our CDE mix and energy efficiency • Greening of the grid 2024 actions: • Improving the energy efficiency of our fleet. • Supporting a shift to renewable electricity across our markets. • Ensuring new coolers are HFC-free. Approximately 56% of our cooler fleet across our territories is HFC- free. • Recycling and safe disposal of old equipment. CCEP Ventures: Investing in Vorte Technologies, which uses a vortex tube to cool, without traditional refrigerants. The remaining 2% of our carbon footprint comes from emissions from employee commuting, and IT and marketing spend. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 36 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1-1 | E1-3 | E1-4 | E5-2 | E5-4 ESRS

Climate adaptation Our climate transition roadmap primarily focuses on decarbonising our business. Through our climate risk scenario analysis, we are also working to identify the areas of our operations or value chain which may require investment to support adaptation to climate change. Between 2021-2024, we invested €3.7 million in Capex to support climate adaptation in our own operations. In 2025, we will work to further prioritise the climate adaptation activities required to manage our identified climate-related risks. Residual emissions Our primary focus is on decarbonising our business in line with a 1.5˚C reduction pathway. However, we do support a limited amount of carbon offsetting outside of our value chain in the short term. We follow SBTi Net Zero guidance, purchasing a limited amount of high quality carbon credits to offset GHG emissions where we can no longer reduce emissions. For example, to offset remaining emissions from our carbon neutral production facilities. In 2024, we retired 20,484 tCO2e from the VCS-certified Rimba Raya Biodiversity Reserve Project in Indonesia. These credits offset remaining emissions from 12 production facilities that have been PAS 2060 carbon neutral certified in 2024. Over the longer term, we will work to address our residual emissions by directly investing in nature based solutions that remove carbon from the atmosphere. Risk management Climate-related risks have been identified as a principal risk category for CCEP for many years. The probability that climate change will affect our existing business model, and require proactive mitigation strategies is high. Our ERM framework (see page 66) includes climate risks. The principal risks section of this report further outlines the various types of loss impacts and the potential influence of climate risks on our strategic objectives. We assess and identify climate risks across business, functional and project levels, following our ERM process, including local compliance reviews and annual enterprise risk assessments. We also review opportunities as part of our risk framework, and as part of our management routines. Our approach drives progress towards meeting our GHG emissions reduction targets and helps manage impacts from physical, transition and regulatory climate risks. Our commitment to this comprehensive risk management strategy underscores our dedication to long-term business resilience and sustainability. Business planning We integrate climate-related considerations into our business strategy, planning and risk management processes. Our climate risk analysis helps inform our strategic business planning and investment decisions and supports the delivery of our climate targets. We have assessed the impact of climate change on multiple aspects of our business and financial planning, including on our supply chain and value chain, our products, operations, and investment in research and development. As we continue to evolve our climate scenario analysis, we aim to expand climate risk assessments across the areas recommended within the TCFD Annex. We are committed to mitigating climate-related risks through our This is Forward sustainability targets. Tracking progress against these KPIs also allows us to identify gaps and opportunities for improvement. Climate scenario modelling We partner with Risilience, a specialised climate analytics company which uses technology pioneered by the Centre for Risk Studies at the University of Cambridge Judge Business School, to co-develop a digital twin platform, enabling the modelling of both physical and transition risks across our value chain over a 20 to 30-year time horizon. In 2024, we furthered this work with a pilot assessment of the risk of reduced production yields from sugar beet due to chronic climate change impacts, such as drought and changing weather patterns. We work in close collaboration with TCCC to assess climate-related risks and opportunities, driving innovation as a system to meet consumer demands for sustainable products and address climate change. The knowledge gained from these initiatives helps to inform our strategic business planning and investment decisions, and supports the delivery of our climate targets. While the transition to a low-carbon economy may impact the carrying value and remaining useful lives of the Group’s property, plant and equipment, we continue to invest in more efficient, cleaner and more technologically advanced assets. For more information on how climate scenarios are considered in our financial statements, refer to Note 1, Note 7 and Note 8 of the consolidated financial statements. For more details on the emissions pathways and risks assessed see pages 39-45 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 37 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 IRO-1 | E1 SBM-3 | E1-1 | E1-3 | E1-7 ESRS

Climate risk management Our climate scenario modelling is aligned with five global warming scenarios (including &gt;4°C, +2.5°C and +1.5°C), using shared socioeconomic pathways (SSPs). We also worked with external physical climate specialists Marsh Advisory to establish how climate change could impact the frequency and severity of climate- related weather events on our manufacturing and operations, under RCP 2.6 and 8.5 scenarios (~1.6°C and ~4.3°C respectively). This covers all major climate-induced threats (coastal inundation, river flooding, surface water flooding, extreme heat, extreme Emissions pathway &gt;4°C emissions pathway +2.5°C emissions pathway +1.5°C emissions pathway SSP No Policy SSP 5-8.5 Stated Policy SSP 2-4.5 Paris Ambition SSP 1-1.9 Temperature rise by 2100 &gt;4°C +2.5°C +1.5°C Global CO2 emissions 200% by 2100 -75% by 2100 Net Zero by 2050 Global action against climate change Few or no steps taken to limit emissions. Current GHG emissions levels roughly double by 2050. The global economy is fuelled by exploiting fossil fuels and energy- intensive lifestyles. Reliance on existing/ planned policies (not commitments). GHG emissions plateau around current levels before starting to fall mid-century, but do not reach Net Zero by 2100. Coordinated action leads to reduced emissions and social shifts towards sustainability. While extreme weather increases, the most severe climate impacts are avoided. Likelihood Low High Low wind, wildfire and others) to 2100. We evaluated physical and transition risks and opportunities over the short (up to 1 year), medium (&gt;1 to 5 years) and long term (&gt; 5 years). This is in line with a slight extension of our business planning timeframes, and our short- (2030) and long-term (2040) GHG emissions reduction targets. We conducted a financial impact assessment of the identified risks and opportunities across the short-, medium- and long-term time horizon. We assessed all of the physical and transition risks outlined by the TCFD. Out of the risks and opportunities assessed, seven were determined to be significant based upon the quantitative and qualitative impact to our business. Some risks, for example, exposure to litigation or investor market risk, were assessed, but were not deemed critical. The financial assessment of our climate scenario analysis was completed on a gross risk basis, without mitigation. We have grouped the anticipated cumulative operating profit impact estimations into low, medium and high bands, with each risk and opportunity assessed independently over the short, medium and long term. Scope and methodology to assess key climate-related risks and opportunities Physical Transition What are physical and transition risks and opportunities? Includes risk of both acute weather events (e.g. floods) and chronic long-term climate shifts (e.g. rising sea levels). Acute physical risks are already occurring – however, the frequency and severity of these is expected to increase. Transitioning to a low-carbon economy presents risks and opportunities, with impacts varying by transition speed and nature. Opportunities arise as consumers increasingly prefer products with lower GHG emissions and reduced use of water and resources. CCEP scope • CCEP sites and operations • Key areas of our supply chain • Downstream products Quantification Estimation of the cumulative operating profit impact over short, medium and long term (without mitigation measures), aligned with our DMA methodology, see page 27. This was completed independently per risk type, including operational disruption and asset damage (physical); and loss of revenue, increased cost implications (transition). Risks have been prioritised in line with our ERM process, see page 66. These bands are defined consistently with our double materiality thresholds. In 2025, we will continue to refine our climate scenario modelling, as we develop and refine our carbon reduction strategy, and identify opportunities to mitigate climate- related risks to our business. This will help us to assess the resilience of our climate transition plan, and make sure we are able to mitigate risks and take advantage of the opportunities arising from shifting to a low-carbon economy. For details on our governance see page 26 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 38 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1-1 | E1-3 ESRS

Physical risk We modelled how extreme weather events and chronic changes to weather patterns could pose a physical risk to our operations and supply chain. Our climate scenario modelling identified potential risks from extreme weather, such as drought or flooding at our production facilities or key suppliers. Chronic changes in temperature and precipitation patterns could have an impact on agricultural yields of key ingredients. Mitigating actions against these risks are reviewed as part of our business planning processes. Cumulative gross risk financial impact estimates (assuming no mitigation) over the short, medium and long term Anticipated cumulative operating profit impact Low &lt;3% Medium 3%-5% High &gt;5% How could this impact our business? (assuming no mitigation) Cumulative gross risk (assuming no mitigation) Time horizon Physical risks Value chain Emission pathway Short term (1 year) Medium term (&gt; 1-5 years) Long term (5+ years) How are we addressing these risks? (Our mitigation strategy) Extreme weather events could cause disruption to facilities and logistics routes Manufacturing and operations • Increased risk of site damage due to more frequent and severe extreme weather, including riverine and surface water flooding. Impacts could result in business interruption and asset damage to our production facilities. • Compromised infrastructure and logistics channels could hinder our manufacturing and delivery. • We anticipate flooding as a persistent physical risk across all emissions scenarios. For example, severe flooding in Valencia in 2024 impacted our distribution network, employees and customers. +1.5°C emissions pathway • Our proactive measures against climate-related physical risks from extreme-weather include continued investment in our climate transition roadmap, including energy and water savings projects, and developing and refining our business continuity plans. • In 2024, we invested approximately €18 million in energy, logistics and carbon saving technologies. • Between 2021-2024, we invested €3.7 million in Capex for climate adaptation within our own operations. • We have also developed climate and water resilience guidebooks and held workshops in multiple markets to support adaptation to increasing extreme weather events. • In 2025, we will work to further prioritise the climate adaptation activities required to manage our identified climate-related risks. +2.5°C emissions pathway &gt;4°C emissions pathway We modelled how extreme weather events could pose a risk to our operations: • Acute weather events such as extreme heat or flooding could limit our ability to produce and cause damage to our facilities. • Insurance premiums could increase to cover such events. • A review of 27 critical facilities revealed increased frequency and severity of long-term flooding risks, especially in Belgium, Spain and Indonesia. However, the anticipated financial effects on CCEP’s operating profit are estimated to be low. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 39 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 IRO-1 | E1 SBM-3 | E1-1 | E1-3 ESRS

Anticipated cumulative operating profit impact Low &lt;3% Medium 3%-5% High &gt;5% How could this impact our business? (assuming no mitigation) Cumulative gross risk (assuming no mitigation) Time horizon Physical risks Value chain Emission pathway Short term (1 year) Medium term (&gt; 1-5 years) Long term (5+ years) How are we addressing these risks? (Our mitigation strategy) Increasing water stress or water scarcity Manufacturing and operations • Water scarcity could lead to regulatory constraints on water usage or temporary water shortages. This could result in increased production expenses or limitations in production capacity, impacting our beverage production and sales, and elevating costs. +1.5°C emissions pathway • In 2024, we invested approximately €2.2 million in water initiatives, saving approximately 91,900m3 per year, and annual water and waste treatment expenses of about €260,000 per year. • In 2024, together with TCCC and TCCF(A), we supported 34 water replenishment projects across Europe, and 24 in APS, replenishing 24.7 million m3 of water across our territories. • These investments have helped to mitigate water scarcity impacts when they have occurred. In 2024, due to drought, local authorities in some of our markets in Europe (France and Spain) escalated water risk levels, which could have resulted in limits on industrial water usage. These restrictions did not directly affect our sites. Our water targets and demonstrated progress on improving water efficiency helped to mitigate potential water restrictions being imposed on our facilities to mitigate regulatory risks. A. Investment split varies per project, we claim replenishment benefit as a Coca-Cola system. +2.5°C emissions pathway &gt;4°C emissions pathway The likelihood of this impact occurring is considered to be low and therefore not financially material. We modelled how increased water scarcity could pose a risk to our operations: • 31 of our NARTD production facilities are currently in regions of high baseline water stress (World Resources Institute’s (WRI) Aqueduct 4.0 analysis). • Potential limitations on water usage across different jurisdictions could affect our sites and production volumes, assuming these restrictions impact various river basins and become more stringent over time. • Our modelling suggests that, in the absence of any mitigations, the risk magnitude may increase substantially post 2040. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 40 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 SBM-3 | E1 IRO-1 | E3 SBM-3 | E3 IRO-1 | E1-1 | E1-3 | E4-1 ESRS

Anticipated cumulative operating profit impact Low &lt;3% Medium 3%-5% High &gt;5% How could this impact our business? (assuming no mitigation) Cumulative gross risk (assuming no mitigation) Time horizon Physical risks Value chain Emission pathway Short term (1 year) Medium term (&gt; 1-5 years) Long term (&gt;5 years) How are we addressing these risks? (Our mitigation strategy) Changes to weather and precipitation patterns could cause disruption to supply of ingredients Supply chain • Changing weather patterns and/or changes to precipitation patterns could impact the yield and/or quality of our key ingredients and raw materials, such as sugar beet, sugar cane, orange juice or coffee. • This could reduce the availability and quality, or increase the cost of ingredients. Our primary sugar beet sourcing regions, including France, Great Britain, the Netherlands and Spain, are all potentially vulnerable to climate-related water scarcity issues, based upon the WRI Aqueduct 4.0 water risk analysis, which could be exacerbated by changes to weather and precipitation patterns. +1.5°C emissions pathway • We have asked approximately 185 carbon strategic suppliers (including ingredients suppliers) to set their own science based GHG emissions reduction targets. For more information, see page 33. • We aim for 100% of our key agricultural ingredients and raw materials to be sourced in compliance with our PSA, see page 46. • Investment in water replenishment programmes in our key sourcing regions. For more information, see pages 49-50. • We aid our suppliers in measuring and setting emission reduction targets and enhancing their emission reduction capabilities through initiatives such as S-LOCT. For more information, see page 33. +2.5°C emissions pathway &gt;4°C emissions pathway We modelled how changes to weather and precipitation patterns could pose a risk to our supply chain: • Sugar yields could be negatively impacted across all emissions pathways. • Sugar beet, as our modelling suggests, is the ingredient most vulnerable to climate shifts. • France is projected to have the most significant yield reduction due to expected increased rainfall. • Our modelling indicated that orange and coffee yields are unlikely to be significantly impacted. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 41 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 SBM-3 | E1 IRO-1 | E2 SBM-3 | E1-1 | E1-3 | E4-1 ESRS

Transition risk Our scenario analysis focused on the transition risks across our value chain, under three emissions pathways. The level of exposure to transition risks is driven by the warming scenario, with a +1.5°C scenario showing the highest potential transition risk. Mitigating actions against these risks are determined as part of our business planning processes. Anticipated cumulative operating profit impact Low &lt;3% Medium 3%-5% High &gt;5% How could this impact our business? (assuming no mitigation) Cumulative gross risk (assuming no mitigation) Time horizon Transition risks Value chain Emission pathway Short term (1 year) Medium term (&gt; 1-5 years) Long term (&gt;5 years) How are we addressing these risks? (Our mitigation strategy) Policy Operations and supply chain • Carbon pricing is used as a mechanism through which governments can incentivise GHG emissions reductions. • The scenarios assume the use of higher carbon prices across CCEP markets to price and penalise GHG emissions, including those linked to packaging materials, to drive decarbonisation. Such mechanisms could result in increased energy or raw material costs. +1.5°C emissions pathway • We are mitigating the risk to our own operations and supply chain by reducing our GHG emissions, introducing carbon strategic supplier targets and through our 2030 carbon reduction plan. • We plan to invest approximately €405 million for emissions reduction initiatives between 2024-2026. This includes €340 million of Opex, primarily related to our cost of sales, to support our continued investment in rPET which has a significant carbon reduction impact. It also includes €65 million in Capex investment, for other energy, logistics and carbon reduction technologies. • Continued investment in recycled content (including rPET) and increased collection, provides us with an opportunity to increase recycled content in specific markets, mitigating potential carbon taxes, and also mitigating potential risks of marketing constraints or bans on single use plastic bottles which do not contain recycled plastic. +2.5°C emissions pathway &gt;4°C emissions pathway We modelled how increased carbon taxes could be used to price and penalise GHG emissions. • Baseline GHG emission projections include Scope 1, 2 and 3 up to 2040. • The geography of the emissions footprint influences the carbon price projections for the beverage industry under each emission pathway. • Carbon pricing legislation is assumed to be introduced between 2030 and 2035, depending on the emission pathway. • Our modelling suggests that, assuming no mitigation, over the long term this risk could result in a high financial impact under the +1.5°C and +2.5°C emissions pathways. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 42 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 SBM-3 | E1 IRO-1 | E1-1 | E1-3 ESRS

Anticipated cumulative operating profit impact Low &lt;3% Medium 3%-5% High &gt;5% How could this impact our business? (assuming no mitigation) Cumulative gross risk (assuming no mitigation) Time horizon Transition risks Value chain Emission pathway Short term (1 year) Medium term (&gt; 1-5 years) Long term (&gt;5 years) How are we addressing these risks? (Our mitigation strategy) Market (consumer) Brands and portfolio • Consumer awareness of environmental impact could drive a shift towards more sustainable, lower-emission alternative products and services. If CCEP is not able to meet these consumer preference shifts, it could miss potential growth and additional revenue opportunities. +1.5°C emissions pathway • We continue to update our ability to measure and forecast product carbon footprints, helping us prioritise our efforts to reduce the GHG emissions of our products, and our packaging. In 2024, we used the information from our product carbon footprint and carbon roadmap to inform our business planning, and support our customers. • Our investment in rPET and our target to eliminate the use of oil- based virgin plastic in our bottles by 2030, could also support an opportunity to provide lower carbon and lower waste options to consumers. +2.5°C emissions pathway &gt;4°C emissions pathway We modelled how changes in consumer preference would impact the demand for our products: • The percentage of consumers who choose to shift towards packaging options that are perceived to be more sustainable was modelled over time and is emissions pathway dependent. • Consumers’ purchasing habits are influenced by various climate-related trends simultaneously, including the shift to sustainable purchasing and reduced packaging. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 43 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 SBM-3 | E1 IRO-1 | E1-1 | E1-3 | E5 SBM-3 | E5 IRO-1 ESRS

Anticipated cumulative operating profit impact Low &lt;3% Medium 3%-5% High &gt;5% How could this impact our business? (assuming no mitigation) Cumulative gross risk (assuming no mitigation) Time horizon Transition risks Value chain Emission pathway Short term (1 year) Medium term (&gt; 1-5 years) Long term (&gt;5 years) How are we addressing these risks? (Our mitigation strategy) Technology Operations • Regulatory or market shifts could phase out fossil fuels and related equipment, for example gas boilers and diesel or petrol vehicles. This could lead to a devaluation of carbon-intensive assets and potential impairment or write offs. • CCEP's exposure is limited, primarily focused on our owned fossil-fuel powered fleet (cars, vans, motorbikes, trucks) and machinery and equipment. • While we continue to invest in more efficient, cleaner and more technologically advanced assets, the significant majority of the Group’s assets currently in operation are likely to be substantially depreciated ahead of our 2040 Net Zero target. +1.5°C emissions pathway • We are mitigating the risk through our carbon reduction plan, which has allocated over €400 million between 2021-2023 to support the ongoing decarbonisation of our operations and value chain. • In 2024, we invested €18 million in carbon, energy and logistics savings initiatives, saving approximately 3,500 MWh and 34,000 tonnes of CO2e annually. This investment includes a shift to renewable energy within our own production facilities. • We also aim to transition all of our own car and van fleet to electric or ultra-low emissions vehicles by 2030, and to use renewable electricity across all of our own operations by 2030. • Other costs which support our emissions reduction, such as investment in more efficient CDE, EVs and purchased renewable electricity are captured as part of our broader cost allocation framework. +2.5°C emissions pathway &gt;4°C emissions pathway We modelled the potential impacts on CCEP’s carbon- intensive assets, for example fossil-fuel powered owned fleet (cars, vans, motorbikes, trucks) and machinery and equipment, assuming that: • As policies and regulations aim to reduce carbon emissions, the use of fossil fuel is likely to decrease, and the cost of using it could increase, leading to a devaluation of the fossil-intensive assets. • The adoption of green technologies is driven by the rate of technological innovation and facilitates the decarbonisation. Assumptions are pathway dependent with little/no innovation in the No Policy scenario and a rapid shift to renewable energy within the Paris Ambition scenario. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 44 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 SBM-3 | E1 IRO-1 | E1-1 | E1-3 ESRS

Anticipated cumulative operating profit impact Low &lt;3% Medium 3%-5% High &gt;5% How could this impact our business? (assuming no mitigation) Cumulative gross risk (assuming no mitigation) Time horizon Transition risks Value chain Emission pathway Short term (1 year) Medium term (&gt; 1-5 years) Long term (&gt;5 years) How are we addressing these risks? (Our mitigation strategy) Reputation Brands and portfolio • Loss of revenue and/or missed growth opportunities due to consumer activism against our sector and/or our products. +1.5°C emissions pathway • We are mitigating the risk through our GHG reduction targets, our carbon roadmap and supporting investment plan, as well as focusing on improving recycled content and collection rates across our markets. • Our anticipated €340 million investment in rPET between 2024-2026, and our target to eliminate the use of oil-based virgin plastic in our bottles by 2030, could also support an opportunity to provide lower carbon and waste options to consumers. +2.5°C emissions pathway &gt;4°C emissions pathway We modelled the potential impacts on CCEP’s revenue and operating profit due to sector and company-specific activism, assuming: • Levels of consumer activism could be influenced by how much climate action is taken by the beverage sector and by CCEP. This assumes a potential gross risk if CCEP falls behind the beverage sector, causing increased consumer activism relative to our competitors. This assessment does not include packaging changes likely to be required by legislation across the sector. • Low level of consumer activism in the No Policy scenario. • Moderate climate activism in the Stated Policy scenario, assuming CCEP is perceived to be in line with the beverage sector. • CCEP does not keep pace with the beverage sector in the Paris Ambition scenario, causing increased consumer activism. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 45 Done sustainably – Sustainability statement Environment – Climate change (E1) continued E1 SBM-3 | E1 IRO-1 | E1-1 | E1-3 ESRS

Forward on supply chain Our impact CCEP is reliant on agricultural inputs for key ingredients and raw materials, including sugar beet, sugar cane, citrus and coffee. The agricultural processes used by our suppliers to grow our ingredients use fertilisers and pesticides which could pollute water and soil in our value chain. We are committed to sustainably sourcing our ingredients to reduce agricultural impacts and encourage our suppliers to manage water responsibly. We are working to better understand our downstream impact from recycling and will update our strategy as necessary. For more details on our material pollution-related impacts see page 28 Our strategy We are committed to proactively managing the potential upstream impact from our agricultural supply chain, and downstream from end of life processing of our packaging. Our pollution management strategy addresses the potential pollution of Metrics and targets We manage potential impacts through our This is Forward sustainability action plan. These voluntary targets are critical to managing our supply chain impacts and progress is measured on an annual basis. Our 2024 progress KPI This is Forward target Group excl. the Philippines Percentage of supplier spend covered by our SGPs 100% 98.6% 98.5% Percentage of sugar sourced in compliance with our PSA 80.1% 99.9% Percentage of pulp and paper sourced in compliance with our PSA 97.8% 99.9% A. All outstanding production facilities are located in Papua New Guinea where we are actively working towards certification. water and soil in our value chain through rigorous internal standards, supplier collaboration and programmes targeting pollution prevention and ecosystem preservation. Although not identified as material in our DMA, managing waste and wastewater from our direct operations continues to be critical, and we have provided further information below. Our actions Upstream Potential pollutants impacting water quality could include ammonia, nitrates and chlorine from the use of fertiliser and pesticides in agriculture. Petroleum near vehicles and boilers could also be a pollutant risk. We aim to minimise the potential impact of fertiliser and pesticides in our supply chain by encouraging suppliers to comply with our SGPs and PSA. These include water management requirements (including pollutants) and requirements which minimise water quality impacts from wastewater discharges, erosion, and nutrient/ agrochemical run off. As part of the Coca-Cola system, we rely on independent third party audits commissioned by TCCC to monitor supplier compliance with our SGPs. If a supplier fails any aspect of the SGPs or a significant risk is identified, they are expected to implement corrective actions before a follow-up audit is performed. TCCC conducts unannounced audits at its discretion and we reserve the right to terminate an agreement with any supplier that cannot demonstrate it upholds the SGPs’ requirements. PSA compliance is verified through adherence to a limited set of third party sustainable agriculture standards approved by TCCC. Downstream We also recognise recycling processes can pollute waterways if not properly managed. We are using the Science Based Targets Network (SBTN) methodology to understand nature and biodiversity risks throughout our value chain. As we gain a better understanding of these risks we will develop management strategies, metrics and targets as necessary. Direct operations Before our wastewater is discharged we apply high testing and treatment standards, meeting local regulations and KORE, which promotes responsible water use, treatment and disposal. Discharged water is measured, including pH, through flow and temperature monitoring systems. Samples are taken at least weekly to analyse organic load and total suspended solids. In 2024, we discharged 14 million m3 of wastewater. Most of our production facilities pre- treat wastewater before sending it to municipal treatment plants.&#8198;80 of our NARTD production facilities are certified under the ISO 14001 environment management standard(A). We follow our global incident management and crisis response process, as well as our emergency planning and response standard to manage incidents. Every country and site has its own incident procedures in place and regularly practises them. For more details on KORE, SGPs and PSA see our policy table on pages 30-31 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 46 Done sustainably – Sustainability statement Environment – Pollution (E2) ESRS 2 MDR-M | ESRS 2 MDR-A | E2-1 | E2-2 | E2-3 | E4-5 ESRS

Supplier compliance requirements Supplier identification Definition Specific requirements Requirements for all suppliers Strategic suppliers • Directly managed and influenced by our procurement teams • Represent about 80% of our addressable spend • Engagement on sustainability extends to approximately 355 suppliers • Undergo an EcoVadis(A) assessment and have a minimum score of above 50 overall and above 35 on each criteria • Sustainability integrated in procurement processes and strategies • All direct and indirect suppliers need to comply with our Responsible Sourcing Policy (RSP) which sets out mandatory guidelines, including our SGPs and PSA. In 2024, we updated the RSP to include our no-deforestation policy and updated strategic and carbon strategic suppliers criteria. • The SGPs apply to all suppliers and set minimum requirements in areas such as workplace policies, health and safety, business integrity, environmental protection and human rights. • Our PSA apply to agricultural ingredient and raw material suppliers and cover human and workplace rights, environmental protection and sustainable farm management. Carbon strategic suppliers • Subset of strategic suppliers • Approximately 185 suppliers • Represent about 80% of our Scope 3 GHG emissions In addition to strategic supplier requirements, carbon strategic suppliers are encouraged to: • set science based targets • transition to 100% renewable electricity A. Provides a leading solution for monitoring sustainability in global supply chains. Suppliers that have a low score are asked to develop an action plan and improve their performance. If suppliers do not improve their performance within a set timeframe, they may not be used in the future. Supplier risk management Understanding what we buy and taking action when we encounter a risk is key to managing potential supply chain- related impacts, including water and soil pollution. In 2024, we continued to work with our technology partners to increase supply chain visibility and supplement existing controls to proactively identify risks in our supply chains. We assess suppliers across multiple criteria such as financial value, efficiency, innovation and risk. For our strategic suppliers, we proactively manage their sustainability performance and ethical, social and environmental-related risks in our supply chain using data gathered through EcoVadis. The assessment includes questions related to soil and water pollution management, including implementation of environmental management systems. We use EcoVadis IQ for non-strategic suppliers. These tools help us profile and map our entire supply base for risk and provide predictive intelligence to help us understand sustainability risks by country and industry. By the end of 2024, 90% of our strategic suppliers in Europe, 89% of our strategic suppliers in APS and 98% of our global strategic suppliers had undertaken an EcoVadis assessment and shared their scorecard with us. Based on the results of a location- based risk assessment and the EcoVadis assessment, we identify priority areas that will require a deeper level of investigation. We continue to use Resilinc software, an AI tool which helps us to proactively identify potential risks in our supply chain. Having used the software to map our tier 1 suppliers in 2022, we now also use the platform to map our tier 2 suppliers, expanding our monitoring deeper into our global supply chain. Our monitoring scope increases each year. In 2024, we monitored approximately 1,000 suppliers, and an additional 1,200 sub-tier suppliers using the tool. In 2024, we continued using FRDM, a supply chain risk management tool, to monitor and mitigate human rights and climate-related risks in our supply chain. Stakeholder engagement We engage with suppliers across our value chain to address common challenges on human rights, water, biodiversity, pollution and decarbonisation. We source products from over 16,000 suppliers, and spent approximately €7 billion with our suppliers. 84% was spent with suppliers based in our countries of operation. We hold regular meetings with suppliers to assess key issues such as performance, innovation and sustainability. We also collaborate with NGOs, businesses, local authorities and communities to protect the health of our watersheds. Read about how we work with suppliers to reduce their emissions in E1 on page 33 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 47 Done sustainably – Sustainability statement Environment – Pollution (E2) continued ESRS 2 MDR-A | E1 IRO-1 | E2 IRO-1 | E2-3 | S3-1 ESRS

Forward on water Our impact Climate change is exacerbating water stress and scarcity in many parts of the world. We are witnessing water shortages, droughts and floods in regions, including Belgium, France, Great Britain, the Netherlands, Spain and Indonesia, where we manufacture our products or source our ingredients. Our manufacturing processes and supply chain both consume water, which could negatively impact local ecosystems and communities, especially in areas of high water stress. For more details on our material water-related impacts see page 28 Metrics and targets(A) Water is critical to our business. It is the main ingredient in our products, essential to our manufacturing processes and critical to ensuring a sustainable supply of the agricultural ingredients we depend upon. To address water scarcity and water quality challenges, we adopt a value chain approach to water stewardship, focusing on water efficiency within our own operations, which we measure through improvements in our manufacturing water use ratio. We also work to protect the future sustainability of the water sources upon which our business, communities and suppliers rely, through our water replenishment targets. Our progress against our 100% replenish target is measured on an annual basis. Our strategy Assessing water risk&#8198; in our operations Water-related risks continue to increase globally as watershed health continues to deteriorate. We map our water risks using a series of risk assessments in line with TCCC. All our production facilities have their baseline water risk assessed through a global Enterprise Water Risk Assessment (EWRA) using the WRI Aqueduct 4.0 tool. 31 of our NARTD production facilities are located in areas of high baseline water stress. In 2024, 8.5 million m&sup3; of our production volumes were sourced from areas of baseline water stress. Our 2024 progress KPI This is Forward target Group excl. the Philippines Percentage reduction in manufacturing water use ratio(B) since 2019 10% by 2030 -1.3% 4.3% Water replenished as a percentage of total sales volumes(C) 100% 109.8% 113.1% A. Targets were not developed following specific ecological threshold. B. Litres of water per litre of finished product produced. Target excludes the Philippines. Group progress including the Philippines shown for comparability. Negative value is an increase vs. 2019. C. Based on the volume of water replenished through replenishment projects versus the sales volume of our RTD litres of finished beverages. For full details of our metrics, our reporting approach and methodology related to water see pages 257, 260 and 268-269 This represented 41.9% of our total production volumes, a 3.8% decrease compared to 2023.&#8198;&#8198; We complete Facility Water Vulnerability Assessments (FAWVAs) every three to five years, assessing further physical, regulatory and social risks at the production facility level. In 2024, we updated this assessment across all of our NARTD production facilities. We also assess potential risks in water quality and future availability to our business, the local community and the wider ecosystem through Source water Vulnerability Assessments (SVAs), which we aim to complete every five years. Our production facilities address these risks through facility Water Management Plans (WMPs). These are used to manage site targets, enhance climate resilience, and enable data sharing and reporting. In 2024, all our NARTD production facilities had SVAs and WMPs in place.&#8198; All our production facilities are required to comply with TCCC’s KORE requirements to promote effective and responsible water use, treatment and disposal, and reduce risk of adverse effects on water ecosystems. Water is our main ingredient and is critical to CCEP, our local communities and ecosystems. Measuring and monitoring our water consumption is central to our focus on becoming more water efficient and reducing the amount of water we use. All our sites measure and monitor total water consumption. Read more about our procedures related to water discharge in E2 on page 46 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 48 Done sustainably – Sustainability statement Environment – Water and marine resources (E3) ESRS 2 MDR-M | E3 IRO-1 | E3-3 ESRS

Water usage within our supply chain We manage the potential impact of water consumption throughout our supply chain by encouraging suppliers to comply with the SGPs and PSA. We require our suppliers to support long-term sustainability of water resources in balance with community and ecosystem needs by measuring their water use where crops are irrigated, and maximising water efficiency. Through the SGPs and PSA, we ask suppliers with farms located in water stressed areas to actively manage their farm’s source water to the highest standards and build resilience to climate change. For more details on the SGPs and PSA see our policy table on page 31 Our actions Setting context based targets&#8198; We use the insights from the risk assessments we conduct to categorise our sites, and set water efficiency and replenishment targets that are appropriate for the watershed our sites operate in. We categorise our sites as follows:&#8198; High risk locations: sites which rely on vulnerable water sources or have a high level of water dependency. These sites have the highest water use reduction targets, and must achieve 100% replenishment by 2030.&#8198;&#8198; Advanced efficiency locations: sites which operate in a water stressed context. These sites will be focused on achieving advanced water efficiency and best in class water reduction targets.&#8198; Contributing locations: sites which operate in the lowest water risk areas. These sites have water use ratio targets which meet industry benchmark standards. Image: Misi&oacute;n Posible, Guadalquivir, Spain Priority watersheds&#8198; Our priority watersheds include high risk watersheds that are located in key sourcing regions or where there is limited access to water, sanitation and hygiene (WASH) in the community.&#8198; We refer to the Water Resilience Coalition’s 100 priority basins to identify key watersheds for opportunities to engage in collective action for watershed health. Priority watersheds are located in France, Spain, Australia, Indonesia and the Philippines.&#8198; Case study Indonesia: Safewater gardens In 2024, we launched our WAWASAN Nusantara Programme WASH project in West Java, Indonesia, together with Water Stewardship Indonesia, delivering safe water garden systems, latrines, clean water supply and household waste management facilities. Image: Toilet infrastructure Improving water efficiency We work to improve our water efficiency across our operations and measure progress through our water use ratio (WUR) – the amount of water needed to produce a litre of product. Across our 31 high water risk sites, we withdrew 14.3 million m3 of water, and discharged 5.5 million m3 of wastewater in 2024.&#8198; We continue to invest in water-saving technologies to make our cleaning and manufacturing processes more water efficient. In 2024, we invested approximately €2.2 million in water efficiency technology and processes and wastewater treatment technology in our sites. We estimate that our 2024 investment in water efficiency projects could result in savings of approximately 91,900 m&sup3; per year and help us avoid annual water and wastewater treatment costs of approximately €260,000 per year.&#8198; In 2025, we will work to develop replenishment projects at all new high water risk locations and implement new replenishment projects across our markets. Through CCEP Ventures, our investment platform for sustainability initiatives, we will continue reviewing and investing in emerging technologies to improve water efficiency at our sites. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 49 Done sustainably – Sustainability statement Environment – Water and marine resources (E3) continued ESRS 2 MDR-A | E3-1 | E3-2 | E3-3 ESRS

Water replenishment&#8198; Replenishment projects involve interventions that restore natural hydrology as well as those that provide water access and irrigation supply. We aim to replenish 100% of the water we use in our beverages. Our water replenishment projects are managed with local NGOs and community groups and are funded together either with TCCC or with TCCF(A). We focus our replenishment efforts on three priorities: • Operations: projects in the minor river basin of our high water risk locations. • Communities: investment in climate resilient WASH projects in our priority communities.&#8198;&#8198; • Watersheds: water stewardship projects in our priority sourcing regions.&#8198;&#8198; In 2024, in collaboration with TCCC and TCCF, we supported 34 water replenishment projects across Europe, and 24 in APS, replenishing 24.7 million m3 of water across our territories, including 18.2 million m3 in Europe, and 6.5 million m3 in APS. This represents 109.8% of our total sales volume (123.1% in Europe, and 84.5% in APS). At our production and distribution facility in Antwerp, Belgium, we invested €3.5 million in a water buffer which collects rainwater and returns it to the soil and to our neighbours at A. Investment split varies per project, we claim replenishment benefit as a Coca-Cola system. ecofarm Wilrijk.&#8198;In order to reuse the collected water, we expanded the water buffer system with infiltration ditches to a new nature park where it is stored and can seep back into the subsurface. This counteracts water scarcity and soil drought.&#8198; Case study Spain: Regenerative citrus fruit farming In 2024, together with TCCC, we funded a project with AILIMPO, the Interprofessional Lemon and Grapefruit Association in Murcia, Spain, to embed regenerative agriculture practices into the citrus fruit sector in south-west Spain. Image: Citrus farm in Spain Stakeholder engagement At our production facilities, as part of the SVAs, we actively engage with water providers, wastewater treatment facilities, local governments and NGOs. As part of our commitment to responsible water stewardship, together with TCCC, in 2024, we joined the CEO Water Mandates’ Water Resilience Coalition. The aim of the coalition is to achieve positive water impacts in 100 vulnerable water basins globally by 2030.&#8198; We also gained Alliance for Water Stewardship (AWS) platinum certification at our Ghent and Antwerp production facilities in Belgium, adding to our Chaudfontaine site’s platinum status and our Dongen production facility’s gold certification.&#8198; In 2024, we maintained our AWS membership, actively participating as a guest speaker and by attending stakeholder sessions at the 2024 AWS Global Water Stewardship Forum in Edinburgh, Scotland. We engaged with stakeholders from the private and public sectors, as well as civil society organisations working on water stewardship. In 2024, in the Netherlands, we held a stakeholder roundtable on water, gathering experts, NGOs, customers and institutions to share insights and confirm we are focused on the correct water-related priorities. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 50 Done sustainably – Sustainability statement Environment – Water and marine resources (E3) continued ESRS 2 MDR-A | E3-2 | E3-3 ESRS

Our impact We recognise that the agricultural operations from the cultivation and production of our key agricultural ingredients and raw materials could disrupt the health of ecosystems and contribute to biodiversity loss. To reduce potential negative impacts, we are committed to promoting sustainable forest management to help protect woodlands from deforestation and illegal harvesting. For more details on our material biodiversity-related impacts see page 29 Metrics and targets Our This is Forward commitments • 100% of our main agricultural ingredients and raw materials sourced sustainably Our 2024 Group progress See table on page 46 We track our targets through compliance with third party standards and our PSA. We measure and report our progress against this target on an annual basis. For more details on our progress against our targets see our ingredients table on the following page Our strategy CCEP is dependent on key services provided by nature, such as access to clean water and key agricultural commodities including sugar, fruits and coffee. CCEP’s main impact on biodiversity is due to upstream activities. The agricultural practices used to grow our raw materials could increase conversion of natural ecosystems and water withdrawals as well as pollute waterways through runoff of agricultural inputs. We aim to minimise this potential impact by encouraging all our suppliers to implement responsible growing practices by complying with the SGPs and PSA, which include requirements on conservation of natural habitats, biodiversity and ecosystems, and by purchasing third party certified priority ingredients. For more details on the SGPs and PSA see our policy table on page 31 Our actions Aligning to the Science Based Targets Network In 2024, we carried out a nature and biodiversity risk assessment across our value chain in line with Steps 1 and 2 of the SBTN methodology. SBTN has developed a framework to foster corporate action to stop the loss of nature from a 2020 baseline and support its full recovery by 2050. In Step 1, we identified our impacts on nature and biodiversity and our dependencies on ecosystem services. In Step 2, we prioritised locations across our value chain and operations where we can take action to restore nature. The data used in this analysis was country-level. This assumes impacts are similar throughout individual countries. Steps 1 and 2 of our risk assessment used data from the Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (IPBES). IPBES incorporates knowledge from a wide range of stakeholders, including indigenous and local communities. In 2025, we will aim to align with the Taskforce on Nature-related Financial Disclosures (TNFD) and continue to invest in nature-based solutions through our replenishment projects. Our current biodiversity targets are focused on sustainable sourcing. As different measures of biodiversity impacts continue to mature and our understanding of our impacts on biodiversity increases, we will consider the use of ecological thresholds in setting future targets. As additional guidance becomes available we will work to assess our resilience and dependency beyond our water and supply chain resilience and set targets on our forest, land and agriculture emissions, and finalise and embed a no-deforestation policy, in line with SBTi guidance. We will also consider any social impacts of our biodiversity-related impacts and if any related updates are necessary to our biodiversity policy and strategy. We do not use biodiversity offsets, but will evaluate their effectiveness in relation to our biodiversity strategy. Priority ingredients As climate change leads to more extreme weather and increased water stress, more sustainable agricultural practices will be vital to building resilience across our supply chain and for the communities that produce these ingredients. Together with TCCC, we have identified 12 priority agricultural ingredients and bio-based packaging materials we rely on to make and package our beverages. These include sugar cane, sugar beet, high fructose corn syrup, orange, lemon, apple, grape, mango, coffee, tea, soy, pulp and paper. For more details on our actions and progress with suppliers see E1 on page 33 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 51 Done sustainably – Sustainability statement Environment – Biodiversity and ecosystems (E4) ESRS 2 MDR-A | E4 SBM-3 | E4-1 | E4-2 | E4-3 | E4-4 | E4-5 ESRS Forward on supply chain

Our priority ingredients The following are the priority ingredients that CCEP procures directly from suppliers. We procure other priority ingredients (e.g. juice) through TCCC. We manage the purchase of these ingredients together with TCCC and other Coca-Cola bottlers, which helps us manage the challenges we face in our supply chain as a joint Coca-Cola system. Raw material Procurement method Quantity and brands PSA aligned third party standards Compliance Beet and cane sugar Directly by CCEP • Approximately 700k tonnes of beet sugar • Approximately 500k tonnes of cane sugar • Bonsucro • FSA Gold and Silver • Redcert 2 • Europe: 99.9% third party standard and PSA compliant • APS: 46.9% third party standard and PSA compliant Pulp and paper(A) Directly by CCEP • Europe: approximately 80k tonnes of board for secondary and tertiary packaging, and marketing materials • APS: approximately 50k tonnes of board for secondary and tertiary packaging(A) • FSC • PEFC • Europe: 99.9% FSC or PEFC certified and PSA compliant • APS: 94.7% FSC or PEFC certified and PSA compliant Coffee Directly by CCEP • Approximately 1.7 tonnes of Grinders brand • Rainforest Alliance • Fairtrade • 42.7% compliance for this CCEP owned brand in APS A. We aim to expand reporting on this category to include additional areas such as printed and point of sale material in the future. Stakeholder engagement In 2024, we hosted four successful Supplier Days, bringing together European, APS and global suppliers both in person and online. These events highlighted the critical role our suppliers play in enabling our growth, through the timely supply of goods and services to the highest quality on a consistent basis and also in supporting us achieving our sustainability goals. We continue to monitor upcoming legislation related to deforestation and human rights across our markets, and are partnering with suppliers to support greater collaboration and transparency in sourcing. We are reviewing compliance with European regulation related to deforestation- linked commodities, with a primary focus on pulp and paper, and coffee. We will continue to implement and improve our systems to understand and anticipate potential risks associated with our suppliers and their supply chains. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 52 Done sustainably – Sustainability statement Environment – Biodiversity and ecosystems (E4) continued E4-1 | E4-4 ESRS

Forward on packaging Our risk and impacts Production of the packaging we use, including PET bottles, cans and glass bottles, uses energy, water and both renewable and non-renewable natural resources. This could result in negative environmental impacts if not managed sustainably. Waste from single use packaging could also lead to negative environmental impacts, regulatory risks and reputational risks where it is not collected for recycling. Waste is a financially material topic, mainly due to the potential impact of future regulation regarding the use of single use packaging. Metrics and targets We are taking action to reduce the footprint of our packaging as part of our journey to eliminate waste and reduce both our GHG emissions and water usage. Packaging targets are directly linked to our packaging strategy. Our 2024 progress KPI This is Forward target Group excl. the Philippines Percentage of all primary packaging that is recyclable (% based on unit case) 100% by 2025 99.7% 99.8% Percentage of PET used which is rPET (% based on tonnes of material)(A) 50% by (EU by 2023/APS by 2025) 46.0% (EU 63%/APS 23%) 56.0% (EU 63%/APS 35%) Primary packaging collected for recycling as a percentage of total primary packaging (% based on individual units) 100% by 2030 75.7% 78.7% A. Excluding labels and caps. Our strategy Resource related to our products and services Waste and pollution, particularly from plastic packaging, are significant global challenges. We are evolving the way we do business to progressively move away from a linear model and the waste it creates, towards a full circular model.&#8198; Our packaging strategy is focused on four key pillars: (1) Removing unnecessary packaging (2) Working to collect 100% of our packaging so that it can be recycled or reused (3) Increasing the amount of recycled material we use (4) Innovating in returnable, refillable and dispensed solutions For more details on our material packaging-related impacts and risks see page 29 For full details of our packaging metrics, our reporting approach and methodology to calculate our KPIs see pages 257-258, 260, 270-272 Our Sustainability Packaging Office (SPO) streamlines all the technical and exploratory sustainable packaging work across our territories, accelerates our innovation and supports progress towards our goals. Waste from our operations Within our production facilities, we have policies in place to limit the amount of waste we produce. All our production facilities are required to comply with TCCC’s KORE requirements on waste which define control measures to minimise environmental impacts. KORE requires hazardous waste to be separated and distinguished from non- hazardous waste and requires records to be maintained of all waste classifications, the results of any analytical testing and documented waste management procedures. What we expect from our suppliers In addition to sourcing recycled packaging materials, we aim to source 100% of our pulp and paper used in secondary packaging and point of sale material, through suppliers which comply with our PSA. We track compliance with our PSA through third party certification standards. For our pulp and paper suppliers this includes FSC and PEFC. For more details on KORE and PSA see our policy table on pages 30-31 Our actions Reducing GHG emissions We use lifecycle analysis to assess the carbon footprint of our packaging, allowing us to make informed decisions that help reduce GHG emissions. In 2024, we developed an internal tool to calculate the carbon footprint of our drinks. It enables us to explore the impact of different packaging types across each area of our value chain. Read more about our climate activities in E1 on pages 32-33 Removing unnecessary packaging&#8198; We have a long-standing programme to reduce the weight of our packaging and optimise the materials we use. One key area of focus in 2024 was completing our multi-year transition from steel to aluminium cans in Europe. For more details on packaging investment see our climate transition roadmap on pages 34-36 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 53 Done sustainably – Sustainability statement Environment – Resource use and circular economy (E5) ESRS 2 MDR-M | ESRS 2 MDR-A | E2 IRO-1 | E5 IRO-1 | E5-1 | E5-2 | E5-3 | E5-4 | E5-5 ESRS

Recyclability&#8198;&#8198; Recyclability is one of the principles of the circular economy. For packaging to retain its value it must be recyclable. For more information, see our methodology on pages 270-272.&#8198;&#8198;We aim to design our packaging to be technically recyclable so it can be reused or recycled to make new packaging. Although our primary focus is on making our bottles and cans recyclable, we are working to use recyclable materials for all our packaging, preferably in a closed loop system. To achieve this, we are taking steps to make sure our secondary packaging, including shrink wrap, is recyclable.&#8198; Recycled and renewable materials&#8198;&#8198; Using recycled material in our bottles and cans keeps valuable resources in the circular economy and helps us move away from the use of new materials including virgin fossil based plastic.&#8198;&#8198; We aim to achieve this by using recycled aluminium in our cans and rPET in our plastic bottles, and continue to work with our suppliers to increase the recycled content in all of our packaging. Through CCEP Ventures we continue to drive innovation in sustainable packaging and we have invested in recycling start-up CuRe Technology, which is working to convert hard to recycle plastics into high quality rPET. Case study The Netherlands: Iconic red crates made from rPET As part of our transition towards a circular economy, in 2024, in the Netherlands, we launched crates made from 97% rPET.&#8198; Image: Crates made from 97% rPET Collecting our packaging Collecting our packaging for recycling is critical to creating a low-carbon, circular economy and keeping plastic out of the environment. That is why we support packaging collection across all of our markets, working in partnership with national and local governments and stakeholders.&#8198; Enhancing collection and recycling infrastructure is often complex, and solutions vary by market. They include extended producer responsibility and beverage packaging return schemes which are driven by legislation, and voluntary collection schemes which require direct investment in local collection infrastructure. Efforts to increase collection rates benefit all packaging and collection, not solely our own waste. We calculate our collection data based on a weighted average of national collection rates, collected for recycling rates(A) recycling rates(B) or refillable rates. In markets where collection infrastructure is well developed, like Europe and Australia, we support industry-led, well designed, beverage packaging return schemes, unless a proven alternative exists. In less developed markets, such as Indonesia, the Pacific Islands and Papua New Guinea, we are committed to proactive voluntary action, directly funding collection solutions to promote a circular economy. We have various collection programmes in place funded by CCEP and TCCC. For example, in 2024, we have been working in Fiji to increase consumer recycling by using a pop up collection caravan at local community events. In the Cook Islands, working with the government, we have purchased over 80 tonnes of PET collected through their kerbside programme and arranged for the material to be shipped for recycling. In Fiji, Papua New Guinea and Samoa we have installed equipment to process PET bottles which have been collected and granulate the material ready for shipment and recycling. This helps to create local jobs and supports bottle- to-bottle recycling. In Tonga, in 2024, we launched a successful local trial of PET collection and have installed baling equipment to facilitate easy transportation. Across our territories we have invested directly in PET recycling infrastructure through a variety of joint ventures. In Indonesia, in partnership with Dynapack, we have established Amandina, a PET recycling facility located in West Java. In the Philippines, in partnership with Indorama Ventures, we formed a similar PET recycling joint venture, PET Value. Both facilities turn post-consumer PET bottles into new food-grade rPET using the most advanced PET recycling technology. Within Indonesia, the current fit for the future set-up and infrastructure that has been installed through Coca-Cola system efforts has allowed us to effectively collect more PET bottles than what CCEP sold into the market within the same year. A. Collection for recycling rate – measures packaging that is collected in a market to then be sorted for recycling. B. Recycling rate – measures packaging at the point in the sorting process where it does not need to undergo any further processing before it is turned into recycled content, as defined by the EU PPWR. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 54 Done sustainably – Sustainability statement Environment – Resource use and circular economy (E5) continued ESRS 2 MDR-A | E5 IRO-1 | E5-1 | E5-2 | E5-3 | E5-4 | E5-5 ESRS

We have a similar joint venture with Plastipak in France, alongside a visitor centre which promotes recycling and the circular economy. In Australia, Circular Plastics Australia has established two bottle-to-bottle PET recycling facilities which play a critical role in recycling PET bottles from Australia’s container deposit schemes. The initiative is a joint venture between Pact Group, Cleanaway Waste Management, Asahi Beverages and CCEP. We continue to use the power of our brands and on-pack recycling messaging to encourage consumers to recycle our packaging. We also support a wide range of anti-litter and clean up initiatives through local community partnerships and employee volunteering. As well as removing and preventing litter, these activities influence consumer behaviour and raise awareness about littering and recycling.&#8198; In 2024, in Sweden, we launched the “Every Bottle Counts” campaign to increase consumer awareness of packaging and recycling. Future pack mix &#8198; Returnable and refillable We continue to invest in refillable packaging across our markets and in 2024 we launched a trial of refillable glass bottles in central and South Jakarta, Indonesia. In the Philippines, 100% of the glass we use is refillable, and in Germany we have a well established returnable glass and returnable PET business. In France, we are working in partnership with Carrefour to offer Coca-Cola Regular and Coca-Cola Zero Sugar brands in 1L returnable glass bottles. In 2024, this pilot was extended to 300 stores. Dispensed solutions&#8198;&#8198; Dispensing solutions allow consumers to enjoy our drinks in reusable cups or bottles and we are working closely with our equipment suppliers to develop new innovative digital dispensing equipment. In 2024, at the Paris 2024 Olympic and Paralympic Games in France, we installed over 700 drink fountains and provided refillable and reusable cups at venues across the city. Across our markets, we are testing consumer behaviour to better understand the potential to expand the use of dispensing equipment with reusable cups in the future. Stakeholder engagement We recognise the important role that public policy plays in supporting a circular economy and we monitor all upcoming legislation, which in select markets will require us to reduce the use of single use plastic or introduce reusable packaging.&#8198;We also regularly engage with customers, suppliers and NGOs about packaging collection, recycling and circularity. CCEP is a member of the Ellen MacArthur Foundation’s Network, which brings together businesses, policymakers, financial institutions, innovators and academia to accelerate the transition to a circular economy. In Indonesia, we actively support the Global Plastic Action Partnership, a multi-stakeholder platform dedicated to translating commitments to reduce plastic pollution and waste into action. In Australia, CCEP is a member of Circular Australia and in the UK we are a member of the UK Plastic Pact. In 2024, we actively engaged with the European Commission on PPWR, and support EU legislation which introduces well designed deposit return schemes and helps beverage producers to enhance packaging circularity. CCEP is also a member of the Business Coalition for a Global Plastics Treaty, and we support the development of legally binding global rules across the whole lifecycle of plastic products to accelerate the transition to a circular economy. Case study Australia: National recycling week In 2024, in Australia, we supported and participated in Planet Ark’s annual National Recycling week, building credibility and awareness of recycling, including the recyclability of our bottles and cans via Container Deposit Schemes (CDS), which will be available across all states in Australia in 2025. Image: ”Refresh, Recycle, Repeat” consumer activation Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 55 Done sustainably – Sustainability statement Environment – Resource use and circular economy (E5) continued ESRS 2 MDR-A | E5 IRO-1 | E5-2 | E5-3 | E5-4 | E5-5 ESRS

Forward on society Our impacts Within our own operations and across our value chain we create positive socio- economic impacts through direct and indirect employment opportunities. By investing in local partnerships we support the skills development of people and contribute to sustainable livelihoods. We are committed to having a positive impact by supporting economic mobility and building resilience in our local communities. For more details on our material affected community-related impacts see page 29 Metrics and targets We aim to enhance skills development through our This is Forward sustainability action plan. We measure our contribution to communities through volunteer hours, financial contributions and product donations. We manage the impact of our community programmes through our Social Impact Framework. Launched in 2024, it provides guidance on the types of strategic partnerships our local teams can engage with and how to measure impact. This metric does not currently include the Philippines. For more details on our methodology used see page 272 For more details on our progress against our community targets see page 259 Our strategy Our three-pillar community strategy is focused on: • Supporting skills development and social inclusion to enhance access to labour markets • Supporting local communities • Protecting the environment and enhancing community wellbeing This section contains information covering material topics related to ESRS S3 – Affected communities, as well as non-material topics related to our community programmes. Our actions Supporting skills development and social inclusion to enhance access to labour markets Throughout our markets, we know many communities face significant social and environmental challenges. We support a wide variety of local community programmes and partnerships that promote inclusion and diversity, equipping people with the Our 2024 progress KPI This is Forward target excl. the Philippines Number of people supported in skills development (current year number) 500,000 by 2030 35,500 Number of people supported in skills development (cumulative since base year 2023) 51,900 skills and confidence to succeed in life and employment. In 2024, we supported more than 40 social impact programmes across our markets. Through our Skills for Impact programme, we aim to drive the economic empowerment of under- represented or underprivileged people. The programme focuses on women, people with disabilities, people from minority ethnic groups or lower socioeconomic backgrounds, by providing employability skills and removing barriers to the workplace. As part of this programme, in 2024, we continued to support UK Youth’s Building Connections programme, which supports youth workers to build local partnerships with employers and give youth workers the essential support needed to pursue future goals. In Australia, we support the Young Warrior programme, which supports vulnerable women between 17 and 25 years old from under-represented groups. In 2025, we will also continue to roll out online Skills for Impact training across our territories. Case study Indonesia: Responsible Sourcing Initiative In 2024, The Circulate Initiative launched its Responsible Sourcing Initiative in Indonesia in which we partner with the Mahija Foundation to support the implementation of responsible sourcing and improve the livelihoods of the informal waste sector workers in the value chain of our Amandina PET recycling plant. Image: Launch event of Responsible Sourcing Initiative, Indonesia Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 56 Done sustainably - Sustainability statement Social - Affected communities (S3) ESRS 2 MDR-M | ESRS 2 MDR-A | S3 SBM-3 |S3-4 | S3-5 ESRS

€15m Total value of our community contribution in 2024 Supporting local communities Through our volunteering policy we empower our employees to take part in a wide range of volunteering activities connected to our sustainability commitments and our local communities. In 2024, we supported a number of projects to help local communities affected by natural disasters, including Typhoon Carina in the Philippines, ensuring local people were out of danger and had access to relief supplies. In Spain, we provided financial, wellbeing and practical aid to those affected by flooding in Valencia. In 2024, we celebrated the fifth anniversary of our Support My Cause initiative. Through the programme, employees nominate local charities that they are passionate about to receive a donation from CCEP. Since 2019, we have donated €1.5 million to over 240 local charities and community groups across our territories. In 2024, we continued to financially support grassroots charitable and community partnerships located close to our sites. We also help address community needs by donating surplus products and working with food banks. For example, in 2024, in Great Britain, we supported the opening of a new Community Shop in Hoyland, providing local people with access to deeply discounted food and household products. With TCCC, we are a long-standing supporter of the Special Olympics, the world’s largest sports organisation for children and adults with intellectual and physical disabilities. Our support in Europe includes volunteering, financial support and product donations. In 2024, more than 400 colleagues across our territories in Europe volunteered locally at the Special Olympics Games. Protecting the environment and enhancing community wellbeing Increasingly, environmental issues related to water, waste, climate and biodiversity loss are also affecting people’s lives and communities. We support programmes, projects and initiatives that drive economic empowerment, help protect local environments, address climate adaptation and improve community wellbeing. For details on our community- based water replenishment projects see E4 on page 50 Case study Belgium: Tree planting volunteering initiative In Belgium, we joined forces with Alken-Maes, a Belgian brewer, and Natuurpunt, to plant a new forest near the production facility of the brewer in Limburg, Belgium. Image: Tree planting by CCEP and Alken-Maes volunteers 41,800 Number of hours volunteered by our employees in 2024. Stakeholder engagement We recognise our impact on the communities in which we operate and are committed to engaging with stakeholders in those communities to listen to, learn from and take their views into account as we conduct our business. Across our territories, we partner with NGOs, academic institutions, associations and networks, and private sector organisations to deploy programmes to make a lasting positive contribution within our local communities. We meet directly with community leaders and community partners when establishing and evaluating our skills development programmes, including setting our skills development target. Through this engagement we make sure our programmes meet local needs and continue to be effective over time. Community partners provide us with programme data on an annual basis to support programme evaluation and reporting. Find out more about Board engagement with communities on page 64 Find out more about our engagement with our people on pages 14-16 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 57 Done sustainably - Sustainability statement Social - Affected communities (S3) continued ESRS2 MDR-A | ESRS 2 SBM-2 | S3 IRO-1 | S3-2 ESRS

Disclosure Page ESRS 2 SBM-1 40 Significant markets and/or customer groups served, including changes in the reporting period 4, 20, 62-63 ESRS 2 SBM-1 40 Sustainability-related goals 22 ESRS 2 SBM-1 40 Significant group of products offered, including changes in the reporting period 12-13 ESRS 2 SBM-1 40 Headcount of employees by geographical areas 257 ESRS 2 SBM-1 40 Breakdown of total revenue 256 ESRS 2 SBM-1 40 Elements of strategy that relate to sustainability matters 5, 7 ESRS 2 SBM-1 42 Description of the business model and value chain 5 ESRS 2 SBM-2 45 Interests and views of stakeholders 61-64 ESRS 2 GOV-5 36 Risk management and internal controls over sustainability reporting 76 ESRS 2 GOV-1 21 Composition and diversity of the members of the administrative, management and supervisory bodies 96, 98 ESRS 2 GOV-1 21 b Information about representation of employees and other workers 16, 98 ESRS 2 GOV-1 21 d Board's gender diversity: percentage by gender and other aspects of diversity 16 ESRS 2 GOV-1 22 Roles and responsibilities of the administrative, management and supervisory bodies 106 ESRS 2 GOV-1 23 Administrative, management and supervisory bodies’ skills and expertise developed to oversee sustainability matters 112 ESRS 2 GOV-3 Integration of sustainability-related performance in incentive schemes 132, 134-135, 138 MDR-M 77 a Metrics in relation to material sustainability matters - Methodology (E1, E2, E3, E4, E5, S3) 260-272 E4 IRO-1 Consultations with affected communities on sustainability assessments of shared biological resources 64 S3-1 16, 17, AR 9 Policies related to affected communities 17 S3-2 Processes for engaging with affected communities about impacts 64 S3-3 Processes to remediate negative impacts and channels for affected communities to raise concerns 17 S3-4 36 Human rights issues and incidents connected to affected communities 17 E1, E2, E3, E4, E5, S3 Key performance data related to ESRS material topics 255-257 Entity Specific Key performance data related to other This is Forward topics 258-259 TCFD Statement UK Listing Rule 6.6.6R(8) - TCFD Compliance Statement 59-60 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 58 Sustainability statement The following information is incorporated by reference consistent with ESRS standards to other parts of the Annual Report

TCFD-related metrics and targets Through our sustainability reporting and disclosure, we track, measure and manage our sustainability targets and related metrics. We have considered the TCFD cross industry climate-related metrics, and agriculture, food and forest products group metrics. Progress against these targets include these listed here, as well as in other sections of our 2024 Annual Report. • Climate targets: see ESRS E1 - Climate change, page 32. • Water targets: see ESRS E3 - Water and marine resources, page 48. • Packaging targets: see ESRS E5 - Resource use and circular economy, page 53. A full list of our sustainability metrics, our reporting approach and GHG emissions calculation methodology can be found on pages 255-267. Further TCFD cross references can be found on the following page. Our targets are aligned with our material impacts and risks related to climate change. In 2025, we will work to update both our short- and long-term GHG emissions targets to include the Philippines and FLAG targets, in line with the latest SBTi guidance. Cross industry climate-related and agriculture, food and forest products group metrics. ♦ Group UK and UK Offshore(C) Tonnes of CO2e 2019(A) 2023 2024(B) 2023 2024(B) Scope 1 Direct emissions (e.g. fuel used by own vehicles) 426,017 362,494 357,043 31,430 30,959 Scope 2 (market based) Indirect emissions (e.g. electricity) 389,265 361,492 360,940 2 3 Scope 2 (location based) Indirect emissions (e.g. electricity) 550,847 514,895 540,652 17,920 18,652 Scope 3 Biological processes, third party emissions (e.g. ingredients, packaging, CDE, third party transportation) 7,691,794 6,766,069 6,636,384 744,383 753,161 GHG emissions Scope 1, 2 and 3 (full value chain)(D) 8,507,076 7,490,054 7,354,367 775,816 784,122 Emissions from biologically sequestered carbon 117,126 104,239 Intensity ratio Full value chain GHG emissions per litre (gCO2e/litre) 393.9 336 327.2 234.1 240.8 GHG emissions (Scope 1 and 2) per euro of revenue (tCO2e/€)(E) 19.8 24.0 35.1 9.7 9.3 Energy use Direct energy consumption (Scope 1) (MWh) 1,582,075 1,384,962 1,354,168 116,738 107,798 Direct energy consumption (Scope 2) (MWh) 1,205,682 1,206,247 1,244,811 90,143 96,146 Direct energy consumption (Scope 1 and 2) (MWh) 2,787,757 2,591,209 2,598,979 206,881 203,944 Agriculture, food and forest products group metrics Total water withdrawn (1,000m3) 35,042 36,740 Total water consumed (1,000m3) 21,970 22,703 Total production volumes from areas of baseline water stress (1,000m3) 8,619 8,460 Note: For details on our approach to reporting and methodology, see our 2024 Sustainability reporting methodology document on cocacolaep.com/sustainability/download-centre. A. The acquisition of CCBPI completed on 23 February 2024; however, the baseline metrics above are presented on a full year basis for 2019 to allow for better period over period comparability. 2019 baseline has been restated – as described in our Key performance data summary on pages 255-259. B. Metrics included in the sustainability statement. C. Equates to Great Britain for CCEP. D. Scope 2 is market based approach only. E. Data for Group 2019 only includes Europe (this was prior to CCL acquisition and for Group 2023 excludes the Philippines). For more details on our This is Forward sustainability action plan see page 22 For more details on our progress against This is Forward see pages 258-259 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 59 Done sustainably UK Listing Rule 6.6.6R(8) – TCFD Compliance Statement Entity specific ESRS

TCFD alignment overview Below is a table providing the specific page references to where information that is consistent with the TCFD recommendations and recommended disclosures is set out, in accordance with UK Listing Rule 6.6.6R (8). Further details are provided in other parts of the report in the Strategic Report and sustainability statement. Recommendation Recommended disclosures and disclosure level References and notes Governance a. Describe the Board’s oversight of climate-related risks and opportunities Governance: pages 25-26 Corporate governance report: pages 106-117 Audit Committee report: pages 122-129 ESG Committee report: pages 130-131 b. Describe management’s role in assessing and managing climate-related risks and opportunities Strategy a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term Strategy and Metrics and targets: pages 25 and 59 Our strategy: page 7 ERM framework and Principal risks: pages 66-77 Note 1, 7 and 8 to the consolidated financial statements: pages 178-180 and pages 186-193 Viability statement: page 78 Climate transition roadmap: pages 34-45 b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario Risk management a. Describe the organisation’s processes for identifying and assessing climate-related risks Risk management: page 37 ERM framework and Principal risks: pages 66-77 Audit Committee report: pages 122-129b. Describe the organisation’s processes for managing climate-related risks c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management framework Metrics and targets a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process TCFD, Metrics and targets: page 59 Forward on climate: pages 32-33 Long-term incentives within Annual report on remuneration: pages 138-140 b. Disclose Scope 1 and 2, and if appropriate, Scope 3 GHG emissions, and the related risks TCFD, Metrics and targets: page 59 c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets Our sustainability headline commitments: page 22 Key performance data summary: pages 255-259 Notes 1, 7 and 8 to the consolidated financial statements: pages 178-180 and pages 186-193 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 60 Done sustainably UK Listing Rule 6.6.6R(8) – TCFD Compliance Statement continued

Our stakeholders play a vital role in our success. Our people are our greatest strength. Our success depends on those who make, move and sell our products to customers every day. What matters to our people? • Being rewarded, valued and recognised • Development opportunities • Safety at work • Inclusion and diversity How the Company engages: • Regular townhalls, Speak Up channels and our annual employee engagement survey • Employee communications and campaigns on topics including mental health, safety and inclusion • Online platforms, listening groups and training and development programmes • Constructive dialogue with social partners to address workplace matters and drive continuous improvement • In 2024, employees from several functions were involved in the DMA process, determining our material risks, opportunities and impacts How the Board engages: • Met CCEP’s new employees in the Philippines at an employee townhall, as well as plant and market tours in Manila in March 2024 • Reviews the results of workforce engagement surveys and factors those views into decision making What do we measure and monitor? • Total incident rate • Employee Share Purchase Plan enrolment • Percentage of women in management and total workforce • People Dashboard (absenteeism and attrition) • Percentage of workforce represented by people with disabilities, based on voluntary declaration Outcomes of engagement in 2024: • Increased employee engagement by 2 points compared to 2023 with an overall score of 79 in the Company wide engagement survey (2023: 77) Detail on how the Board monitors culture can be found on pages 115 - 116 Our shareholders provide the equity capital for our business and hold management to account. What matters to our shareholders? • Financial performance and sustainable long-term value creation How the Company engages: • The CEO, CFO and Investor Relations Team (IR) team engage with shareholders and analysts at each key milestone in the financial calendar listed below, alongside other ad hoc investor conferences, roadshows and analyst meetings • In 2024, shareholders were involved in the DMA process, determining our material risks, opportunities and impacts Annual results presentations and webcasts Q1 trading update Annual General Meeting Half year results presentations and webcasts Q3 trading update How the Board engages: • The CEO and Chairman engage directly with investors and analysts at regular intervals throughout the year • The CFO updates the Board on shareholder views, share price performance, investor sentiment and the share register What do we measure and monitor? • Number of shareholder meetings and percentage of equity investors covered by these interactions • Analyst notes and equity investor perceptions of strategy Outcomes of engagement in 2024: • Continued to strengthen engagement and dialogue with shareholders through a series of roadshows and investor meetings ensuring that CCEP’s strategy was understood including plans in respect of the integration of the Philippines Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 61 Our stakeholders♦ ESRS 2 SBM-1 | ESRS 2 SBM-2 | S1 SBM-2 ESRS

Our franchisors generally give us exclusive rights to make, sell and distribute beverages in approved packaging in specified territories. What matters to our franchisors? • Profitable growth and value share in our markets • Alignment of strategy and incentives • Sustainable supply chains • Continued constructive engagement How the Company engages: • Management-level engagement across various functions including people and culture, technology, public affairs, legal, communications, sustainability, supply chain, sales and marketing • Franchisors are invited to present annual business plans to our employees and in some cases to our customers in collaboration with CCEP How the Board engages: • The Chairman and CEO engage directly with key franchisors, including TCCC, regularly throughout the year • The Board receives regular updates from the CEO and Chief Commercial Officer via the Affiliated Transaction Committee (ATC) on key franchisor topics such as performance, relationships and other issues What do we measure and monitor? • Joint investment • Successful innovation • Category performance • Market share Outcomes of engagement in 2024: • Deepened CCEP’s relationship with TCCC through further strategic alignment on ARTD expansion Our consumers drink the products we make, sell and distribute. What matters to our consumers? • Product quality and food safety • Environmental impact • Affordability • Evolving product portfolio to meet customers’ needs for healthy options, convenience and great tasting products How the Company engages: • Gathers consumer insights through dedicated market research and discussions with franchisors and customers • Collects feedback from consumers via social media, consumer hotlines and our dedicated contact centres • Sales teams interact with consumers on day to day outlet visits How the Board engages: • In March 2024, the Board met with consumers directly on its market visits in the Philippines • At the September 2024 strategy meeting, Board members received deep dive sessions on the consumer landscape • The Board engages indirectly by reviewing customer and franchisor feedback and receiving presentations on trends and behavioural patterns What do we measure and monitor? • Low and no calorie drinks as a percentage of sales • Via TCCC technology tool, consumer sentiment on brands, including awareness, affinity, relevance and price Outcomes of engagement in 2024: • Launched a range of new products to increase the strength and depth of our portfolio offering Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 62 Our stakeholders continued♦ ESRS 2 SBM-1 | ESRS 2 SBM-2 ESRS

Our customers sell our products to consumers. What matters to our customers? • Ease to do business and trust • High quality products and products that meet consumers’ needs • CCEP’s support of customers’ strategy • Category growth and value creation • Customer service • Shopper and marketing programme (to drive sales or behaviour change) • Profitability How the Company engages: • General managers engage directly with our customers on strategy and planning • Account managers are in regular contact with our customers via business development initiatives • Sales teams call on our customers every day in the market • In 2024, several customers were involved in the DMA process, determining our material risks, opportunities and impacts How the Board engages: • In March 2024, the Board engaged with CCEP’s customers directly through market visits in the Philippines • The CEO provides regular updates to the Board on pricing, negotiations, joint value creation and customer satisfaction metrics What do we measure and monitor? • Volume and revenue growth • Customer big data and advanced analytics, e.g. NielsenIQ and IRI3 • Compliance with our execution standards • Advantage Group results and Ipsos research (EU only) Outcomes of engagement in 2024: • Refreshed MyCCEP.com, our online customer portal, to make it easier for customers to use • Launched our Customer Connect newsletter to increase customer engagement Our suppliers provide a wide range of commodities and services from ingredients, packaging, utilities, equipment, to facilities management, fleet, logistics and information technology. What matters to our suppliers? • Exposure to variability in the marketplace such as pricing and consumer behaviours • Driving progress on sustainable supply chains • Long-term collaborative relationships and ability to grow long-term revenue streams How the Company engages: • We have a supplier relationship management programme through the Coca-Cola system’s procurement consortium • We partner and collaborate with suppliers in areas such as business continuity, sustainability or innovation in order to foster strategic relationships • We run CCEP wide or regional supplier days • In 2024, several of our suppliers were involved in the DMA process, determining our material risks, opportunities and impacts How the Board engages: • The CEO and CFO provide updates to the Board on key supplier relationships • The Board receives training on strategic topics such as carbon reduction and supply risk What is measured and monitored? • Quality standards and delivery times • TCCC audits to support adherence to SGPs and PSA • Commitment to set science based targets and to transition to 100% renewable electricity Outcomes of engagement in 2024: • Rolled out our RSP to the Philippines • Launched the “REfresh Alliance”, a beverage industry wide consortium designed to remove commercial barriers, and help suppliers accelerate their adoption of renewable energy and transition supply chain to Net Zero Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 63 Our stakeholders continued♦ ESRS 2 SBM-1 | ESRS 2 SBM-2 ESRS

Our communities are where we operate and where our employees live and work. What matters to our communities? • Employment and social inclusion • Environmental impact • Corporate citizenship How the Company engages: • Boosts skills development and social inclusion for people facing barriers in the labour market, through impact partnerships, youth development programmes, apprenticeships and collaboration with food banks • Protects the local environment through water replenishment and litter clean-up programmes • Supports local communities through grassroots initiatives and disaster relief programmes • In 2024, community association representatives were involved in the DMA process, determining our material risks, opportunities and impacts How the Board engages: • Board members engage with local projects and at CCEP events • The Board receives regular updates via the ESG Committee on CCEP’s relationship with its communities • The Board engages indirectly by reviewing reports on employee volunteering and partnerships to support local communities What is measured and monitored? • Community investment contribution • Employee volunteering hours • Number of direct beneficiaries from skills programme Outcomes of engagement in 2024: • Supported a number of targeted environmental and social projects including the Special Olympics, BORA Mulheres entrepreneurship training programme and Community Shop foodbank in Great Britain For further details on our DMA- related stakeholder engagement see ESRS 2 on page 27 Section 172(1) statement from the Directors During 2024, we promoted CCEP’s long- term success in our discussions and decision making for the benefit of CCEP’s shareholders as a whole, considering stakeholders and the matters set out in section 172 of the Companies Act: The likely consequences of any decision in the long term The Board recognises its decisions impact CCEP’s long-term success. All decisions consider the impact to long- term, sustainable growth while balancing stakeholder interests. The interests of our people, and the need to foster business relationships with our key stakeholders♦ We identify key stakeholders as those significantly interacting with our business model. We describe these interactions and impacts on pages 61-64. The Board seeks stakeholder perspectives through direct engagement, where feasible, and regular communication with senior management. The impact of the Company’s operations on the community and the environment To deliver our strategy sustainably, we consider commercial, social and environmental impacts, and we monitor and challenge CCEP’s progress against our annual business plan and sustainability action plan. Information on our sustainability action plan and how we are implementing TCFD recommendations and ESRS requirements can be found on pages 22, 24 and 59-60. Our corporate governance framework guides Board decisions, as set out on page 26. The desirability of the Company maintaining a reputation for high standards of business conduct Responsible operation is key to long- term success. The Board monitors the Group’s culture to support alignment with its purpose, values and strategy. Our governance framework set out on page 106, including the CoC and Chart of Authority, ensures the right decisions are made by the right people at the right time. Read our CoC at view.pagetiger.com/ code-of-conduct-policy The need to act fairly as between CCEP’s shareholders The Board aims to maximise CCEP’s long-term equity value, without regard to the individual interests of any shareholder. A minority of our Non- executive Directors (NEDs) were appointed by major shareholders of CCEP, but all Directors understand their duty to promote the Company’s long-term success for all shareholders. During 2024, the CEO, CFO, Chairman and our IR team met with shareholders and updated the Board with shareholder feedback. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 64 Our stakeholders continued♦ ESRS 2 SBM-2 | E4 IRO-1 | S3-2 ESRS

The Board considers the matters required by section 172 in all the decisions it makes and below are two examples of decisions taken by the Board during the year and how the relevant matters in section 172(1)(a)-(f) of the UK Companies Act 2006 were considered. Transfer to the ESCC Following changes to the UK Listing Rules (UKLRs) that came into effect on 29 July 2024, the Company was placed into the Equity Shares (Transition) category of the Official List. The Board approved the submission of an application to the FCA for CCEP to join the ESCC category. The Company announced its intention to transfer on 18 October 2024 and following a successful application and approval by the FCA, the transfer of CCEP’s ordinary shares took effect on 15 November 2024. To aid the Board in its decision making, management presented papers to the Board setting out the application process and key considerations, including the impact on CCEP’s stakeholder groups below. Shareholders In line with CCEP’s commitment to create sustainable long-term value for our shareholders, it is expected that transferring to the ESCC category will increase the Company’s profile and provide exposure to a wider potential investor base. Transfer to the ESCC category allows the Company to be considered for the FTSE UK Index Series, potentially improving passive investment flows and investability. FTSE indexation is expected to enhance CCEP's capital markets profile and accessibility for shareholders. While ESCC companies must meet additional governance, regulatory and reporting standards, CCEP already complied with most of these voluntarily, including the UK Corporate Governance Code. The Company will retain its listings on Nasdaq, Euronext Amsterdam and Spanish Stock Exchanges, offering euro and US-denominated trading. The ESCC transfer is not expected to affect CCEP’s Nasdaq-100 indexation. Other stakeholder considerations The Board noted that transferring to the ESCC category wouldn’t impact the Company’s operations or directly affect other stakeholders. However, it is expected to raise the Company's profile and support long-term growth, indirectly benefiting CCEP’s people, franchisors, suppliers and customers. Taking the above into consideration, the Board concluded that proceeding with the application would be in the best interests of the Company’s stakeholders. Strategic portfolio choices During the year the Board approved a number of strategic portfolio choices as part of TCCC’s ongoing ARTD strategy, including Absolut Vodka & SPRITE, Jack Daniel’s & Coca-Cola Zero Sugar RTD and Bacardi & Coca-Cola RTD. The Board was supportive of expanding CCEP’s ARTD portfolio globally across this growing category. In reaching these decisions, the Board received reports from the ATC which included strategic and financial information and allowed the ATC to determine the impact on the Company’s stakeholders below. Shareholders The decision to expand CCEP’s ARTD offering was deemed to be in the best interests of shareholders. It further builds CCEP’s footprint within this emerging category and unlocks additional sources of growth beyond the Company’s core range of products. The addition of new brands to CCEP’s portfolio is expected to generate incremental value, possibly enhancing shareholder return. Franchisors Expansion in the ARTD category provided the opportunity for CCEP to collaborate with new strategic partners, including Pernod Ricard and Bacardi, while further strengthening its relationship with existing partners such as Brown-Forman, the producer of Jack Daniel’s. Strategic alignment on ARTD reinforces CCEP’s partnership with TCCC and supports the long-term success of these brands. Customers ARTD is the fastest-growing alcoholic segment and one of the fastest overall in the global beverages sector. The addition of strategic new choices to CCEP’s ARTD portfolio is expected to boost retailer sales, especially during the warmer months and the festive end-of-year season, while also helping customers generate additional revenue by attracting new consumers who may not usually purchase soft drinks. In addition, a diversified product offering reinforces the Company’s commitment to providing a wide range of beverages to meet all consumption occasions. Consumers The addition of new brands to CCEP’s portfolio expands the Company’s product offering and enhances the range of options available for adult consumers who value ARTD products for their combination of taste, innovation and convenience. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 65 Section 172(1) statement from the Directors Principal decisions Our strategy key Great brands Great people Great execution Done sustainably

CCEP identifies, assesses and manages the principal risks we face as a business through strong risk management across the organisation, mitigating risk and pursuing the benefits of related opportunities. To support this, CCEP has developed an Enterprise Risk Management (ERM) framework to embed risk management within our key functions, activities and decision making. Our internal ERM framework is fully aligned with the guidance provided by the globally recognised COSO ERM Framework, as shown on the diagram to the right. Governance & Culture The Board has overall responsibility for risk management at CCEP. Oversight and monitoring is provided by the Audit Committee with regular reports from management. At the ELT, the risk agenda is led by the General Counsel and Company Secretary, working with management’s CRC. CCEP Enterprise Risk Management Framework aligned with COSO* 1 Governance & Culture 2 Strategy & Objective Setting * COSO stands for Committee of Sponsoring Organisations. The COSO ERM Framework defines ERM as “the culture, capabilities and practices, integrated with strategy setting and performance, that organisations rely on to manage risk in creating, preserving and realising value.” 5 Communication & Reporting CCEP Strategy, Business Objectives, Performance* 3 Performance 4 Review & Revision The CRC is composed of several ELT members and is responsible for approval and oversight of CCEP’s risk management policies and procedures and their appropriate execution, to provide challenge and guidance to the risk management functions, and to escalate material risks to the Audit Committee. Each principal risk has a risk owner at ELT level who is responsible for determining whether the risk has been appropriately assessed and mitigated. ESG risk management is integrated into our ERM framework and aligns with our ERM governance structure. For detailed information refer to the ESG governance framework on page 26. Our One Risk Office is a forum that brings together first, second and third line of defence representatives several times a year to embed our risk culture and share risk management knowledge across our functions and business units. We discuss emerging risk themes and external factors that could impact our business. We invite external risk experts to inform us about geopolitical developments and risk leaders from other organisations to help us broaden our understanding of risk. Strategy and Objective Setting To enhance strategic decision making and linkage to objective setting, risk management is integrated into our Long Range Planning (LRP) and Annual Business Planning (ABP) processes. To further support the business with decision making and resource allocation we have developed risk appetite statements. In 2024, we started to implement key risk indicators for each principal risk. The KRIs help to translate our risk appetite statements into objective and actionable metrics and have thresholds assigned to them. The risk appetite statements are reviewed annually by the CRC and the Audit Committee. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 66 Principal risks

Performance We use insights and data from internal and external sources to analyse incidents to improve the way we manage risks, for example risk sensing technology in supplier management or learnings from a crisis such as a pandemic. Horizon scanning helps us to identify global strategic and emerging risks, which are new or rapidly evolving threats that have the potential to significantly impact our organisation, industry, or society but are not yet fully understood or quantified. We monitor the evolution of such threats to ensure we are able to anticipate and manage potential impacts to our business. Examples include geopolitical conflicts and their impacts on the supply chain, macroeconomic conditions and impact on consumer sentiments, or disruptions from AI. We work with external partners like Risilience to develop and analyse risk scenarios for a wide range of sustainability risks, including physical and transition climate change risks, and to help deliver our sustainability reporting requirements. More details are on pages 37-45. CCEP has a Business Continuity and Resilience programme in place that enables us to manage and prepare for an incident or crisis relating to a wide range of business disruption events. Optimising our response capabilities protects our employees, our customers, our revenue and our brand value. These capabilities are enabled by the Coca-Cola System-wide Incident Management and Crisis Resolution (IMCR) process, our central business resilience team, our central and local Incident Management teams, and an extensive training and exercising programme. A Business Continuity and Resilience (BCR) Governance Framework is in place to ensure business continuity plans at our sites and Shared Service Centre (which has ISO 22301: 2019 certification for Business Continuity) are regularly updated and tested, through a network of business continuity champions. Review & Revision On an annual basis an Enterprise Risk Assessment (ERA) is undertaken to analyse our principal risks and understand the likelihood, impact and velocity of the risk and the effectiveness of our mitigations and actions in place. The ERA provides a top down strategic view of risks. The members of the Board, ELT and over 100 senior leaders carry out a risk survey and interviews to discuss current risks, opportunities and emerging risks. Key focus areas for 2024 were mitigation effectiveness and the identification of opportunities to improve our forward planning and management of controls. Risk assessments are also carried out at business unit, functional and programme level and follow our central methodology and taxonomy. The local and functional leadership teams review and update risk assessments, ensuring that risk management is incorporated into our business routines. All risk information is maintained in a central repository to allow for analysis and best practice sharing across the organisation. The table on the following pages provides an overview of the principal risks based on the findings of our most recent ERA. In 2024, an external benchmarking and internal review of CCEP’s principal risk taxonomy and categorisation was undertaken. This review resulted in a number of principal risks being renamed or recategorised to better align with our organisational and leadership structure. Communication & Reporting An internal risk report is created and shared on a regular basis with leadership, highlighting key risks, emerging trends and mitigation activities to support decision making. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 67 Principal risks continued

The following pages set out a summary of each principal risk, showing how each risk links to our strategic objectives and material matters, the key mitigations CCEP has in place to manage the risks and the focus areas for 2025. The Board has carried out a robust assessment of these principal risks. This summary is not intended to include all risks and mitigations that could impact our business. Beyond principal risks, CCEP faces other operational risks which are managed as part of our daily routines. Great brands Great people Great execution Done sustainably The following table identifies each principal risk and how they align to our strategic objectives. Risk Category Principal Risk Link to strategic objectives Market and Products Market Economic and Tax Packaging Category Perception Geopolitical and Global Operations Cyber & IT/OT Resilience Business Transformation & Digital Capability Key Supplier Product Quality Health, Safety & Security Licence to Operate Climate & Water Legal, Regulatory & Compliance Talent & Corporate Social Responsibility System TCCC and Strategic Partners Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 68 Principal risks continued

Market Trend during 2024 Economic and tax Trend during 2024 Risk description The risk that CCEP fails to identify and effectively respond to changes in the competitive environment, including access to customers and consumers, and pricing terms and conditions resulting in a loss of market share, revenue and reduction in shareholder value. Key mitigations to manage risk • International marketing services agreement guidelines • Affordability plans in several European markets • Shopper insights • New route to market opportunities • Pack and product innovation Link to strategic objectives Understanding the change in trend Risk decreased in 2024 due to the effectiveness of our key mitigations in countering adverse market developments. Focus areas for 2025 • Development of eB2B capability as part of our overall digital strategy • Roll out of our eB2B platform in Spain and Portugal • Focus on Coca-Cola Original Taste to further accelerate the growth of our biggest brand • Recruiting consumers into our great brands by offering affordable propositions for shoppers searching for value Opportunities arising from risk • Improving operational performance and decision making through the use of AI and digital technology, product innovation and reducing our response times to changes in consumer habits and market conditions Related information • Our market drivers (page 6) • Great brands (pages 12-13) • Great execution (pages 18-20) Risk description The risk that an inability to anticipate and effectively manage fluctuations in foreign exchange and commodity prices, balance our capital allocation for reinvestment and effectively manage our tax positions leads to a reduction in revenue, profitability, and shareholder value. Key mitigations to manage risk • Hedging policy • Maintain a strong level of liquidity and back up credit lines for working capital purposes as well as unexpected cash flow swings • CCEP controls framework • Regular updates on the Group’s tax position to the Chief Accounting Officer, Chief Financial Officer and the Audit Committee • Group’s tax strategy Link to strategic objectives Understanding the change in trend Risk decreased in 2024 due to the effectiveness of our key mitigations in addressing the challenging cost and price developments. Focus areas for 2025 • Implement a global treasury management system that will standardise and automate exposure and hedge management for FX and commodities Opportunities arising from risk • Improving our financial and business performance by working with governments on consultation processes for tax regulation, continuing to build strong macro- economic capabilities and effectively hedging commodities and managing debt Related information • Our market drivers (page 6) • Notes to the consolidated financial statements (pages 178-253) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 69 Principal risks continued Trend during 2024 Increased Stable Decreased Strategic objectives Great brands Great people Great execution Done sustainably

Packaging Trend during 2024 Category perception Trend during 2024 Risk description The risk that an inability to deliver environmentally sustainable packaging solutions for our products may lead to increased taxes and regulations relating to packaging (e.g. limits on single use plastics) and a shift in consumer and customer preferences towards more sustainable alternatives resulting in reduced revenue or market share, increases to the cost of production and compliance, an inability to achieve our GHG emissions reduction targets causing reputational damage and a loss of our social licence to operate. Key mitigations to manage risk • Roadmap to support collection including advocacy for container deposit and return schemes and EPR • rPET roadmap • Packaging design and innovation • CCEP Ventures investment in new recycling technologies and packaging innovation • Continued investment in refillable packaging in multiple markets Link to strategic objectives Focus areas for 2025 • Strengthen our 2030 collection roadmaps with a focus on DRS implementation in European markets and self-funded collection in emerging markets and continue to invest in recycled PET Opportunities arising from risk • Reducing the amount of waste going to landfill by leveraging the strength of our portfolio mix, increasing collection rates, investment in recycling technologies and promoting recycling For further details on our initiatives related to packaging see ESRS E5 on pages 53-55 Risk description The risk that CCEP is unable to effectively identify and respond to changes in customer, consumer and regulatory perception and preferences for our products leading to a loss of market share, revenue, increased regulatory scrutiny, higher taxes and damage to brand and reputation. Key mitigations to manage risk • Support TCCC, EU or national associations in their consultation with governments regarding no and low-calorie sweeteners • Category management capabilities • Customer engagement Link to strategic objectives Focus areas for 2025 • Customer category management • Consumer information on the wide range of products in our portfolio including low and no calorie sweetened beverages Opportunities arising from risk • Improving financial performance and market share through portfolio diversification and working with local governments on taxation and regulations that impact marketing, labelling, packaging and ingredients such as sugar and sweeteners Related information • Great brands (pages 12-13) • Forward on drinks (pages 22 and 259) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 70 Principal risks continued Trend during 2024 Increased Stable Decreased Strategic objectives Great brands Great people Great execution Done sustainably

Geopolitical and global Trend during 2024 Cyber and IT/OT resilience Trend during 2024 Risk description The risk that an inability to anticipate and respond to geopolitical instability and global events (e.g. regional conflicts or wars, global pandemics, natural disasters) leads to disruptions to global supply chains, a reduction in profitability and shareholder value, and damage to reputation and brand. Key mitigations to manage risk • CCEP Incident Management and Crisis Response (IMCR) process • TCCC Business Resilience Framework • CCEP Business Continuity and Resilience (BCR) Framework • Early warning indicators to identify potential risks early and increase the reaction time needed to implement adequate countermeasures • Monitoring of global issues and tracking of political elections and corporate positions including within the Coca-Cola system Link to strategic objectives Understanding the change in trend Risk increased in 2024 due to growing political uncertainty and instability, and escalation of global conflicts. Focus areas for 2025 • Enhance community management capabilities for digital communication platforms • Review of CCEP digital monitoring and alert tools solutions and develop stronger ways of working with TCCC and other bottlers in Europe and APS to anticipate and prepare Opportunities arising from risk • Improving business resilience and financial performance through supplier diversification and protecting consumer loyalty and sentiment about our brands by thoughtfully addressing the challenges of social media influence and differing viewpoints Related information • Our market drivers (page 6) Risk description The risk that cloud concentration and/or an inability to protect information systems and data from unauthorised access, misuse, software update incidents, or physical destruction results in disruption to operations, regulatory intervention, financial losses or damage to our company’s reputation. Key mitigations to manage risk • Cyber strategy • Information security and data privacy training and awareness • BCP and disaster recovery programme • Threat vulnerability management and threat intelligence • Global Security Operations Centre Link to strategic objectives Focus areas for 2025 • Embed asset management • New campaigns for operational technology (OT) training and awareness • Back up tool migration and recovery exercises • Secure remote access of third parties • Vulnerability management for OT and obsolescence programme • IT/OT programme for the Philippines • NIS2 compliance Opportunities arising from risk • Driving operational and technological efficiencies by modernising equipment, applications, and processes to address technology debt and prevent potential entry points for threats and by upgrading systems and the OT organisation Related information • Cybersecurity (pages 76-77) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 71 Principal risks continued Trend during 2024 Increased Stable Decreased Strategic objectives Great brands Great people Great execution Done sustainably

Business transformation and digital capability Trend during 2024 Key supplier Trend during 2024 Risk description The risk that a failure to successfully execute the business transformation agenda leads to a diversion of management's focus away from our core business, an inability to execute our business plans effectively, possible disruption to our operations, and not delivering the expected value or benefit to the business. Key mitigations to manage risk • Competitiveness steering committee and governance model for enterprise wide digital transformation • CCEP project management methodology and dedicated programme management office • Analysis and review of acquisition- related activities including enterprise valuation and capital allocation, business performance risk indicators and integration planning Link to strategic objectives Focus areas for 2025 • Continue developing the existing competitiveness and digital transformation initiatives Opportunities arising from risk • Improved business growth and performance by embracing change to drive innovation and deliver operational efficiencies Related information • Great execution (pages 18-20) Risk description The risk that critical suppliers are unable to provide the raw materials and services needed to produce CCEP's products leading to an inability and/or delay in the delivery of our products to our customers, financial losses and reputation damage. Key mitigations to manage risk • Supply risk and contingency process • Cross Enterprise Procurement Group (CEPG) to leverage global collaboration • Digital risk management and sensing technology Link to strategic objectives Focus areas for 2025 • Third party due diligence (TPDD) across non-supplier third parties and customers (e.g. charities, NGOs, Iberian distributors) • Integration of risk management processes into new territories Opportunities arising from risk • Improved financial performance and supply chain resilience through scenario planning, the development of alternatives and a more sustainable supplier base Related information • Done sustainably (pages 30-31) • Forward on climate (pages 32-45) • Forward on supply chain (pages 46-47 and 51-52) • Forward on water (pages 48-50) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 72 Principal risks continued Trend during 2024 Increased Stable Decreased Strategic objectives Great brands Great people Great execution Done sustainably

Product quality Trend during 2024 Health, safety and security Trend during 2024 Risk description The risk of CCEP products failing to meet food safety, regulatory and quality requirements could harm consumers, lead to litigation, regulatory fines, damage our brand and reputation, and jeopardise our franchise agreements. Key mitigations to manage risk • Franchisor standards and governance • ISO 9001 and FSSC 22000 certification • Customer and consumer complaint management • Incident management and crisis resolution Link to strategic objectives Focus areas for 2025 • Drive food safety culture • Governance of action plans from lessons learnt • Strengthen hazard analysis and critical control points Opportunities arising from risk • Improving business and financial performance through reduction of product quality incidents, product recalls and liabilities, by focusing on First Time Right (FTR) and the investment in our systems and people Related information • Great brands (pages 12-13) • Done sustainably (pages 30-31) Risk description The risk of harm to the mental and physical health, safety and security of our employees, contractors and third parties, and the risk of theft, damage or fraudulent loss of organisational assets and financial integrity. Key mitigations to manage risk • Safety strategy • Security and integrity training and communication • Travel security programme • CCEP wide fraud risk assessment • Anti-fraud policy Link to strategic objectives Focus areas for 2025 • Implementation of the travel security programme across CCEP • Pilot of fraud detection software • Implementation of mandatory online fraud training module • Focus on strength of defences assessments to eliminate the potential for serious injuries • Global implementation of new contractor management system • Machinery safety technology using radar to fail-safe Opportunities arising from risk • Improved business performance through the removal of hazards and reduction of risks by continuing the roll out of our safety strategy and establishing an internal intelligence service to provide actionable intelligence and monitor geopolitical risks, emerging threats, and market trends Related information • Great people (pages 14-17) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 73 Principal risks continued Trend during 2024 Increased Stable Decreased Strategic objectives Great brands Great people Great execution Done sustainably

Climate and water Trend during 2024 Legal, regulatory and compliance Trend during 2024 Risk description The risk that an inability to manage the physical and transition risks associated with climate change results in supply chain disruption, damage to our brand and reputation, regulatory fines and penalties, litigation, a reduction in shareholder value and ultimately damage to the environment and the broader community. Key mitigations to manage risk • Roadmap to reduce GHG emissions by 30% versus 2019 • Supplier GHG emissions reduction targets and engagement programme • FAWVAs • EWRA • CCEP Ventures investment in low- carbon technologies and innovation Link to strategic objectives Focus areas for 2025 • Launch six climate accelerators to identify low carbon technologies and solutions to support our climate roadmap • Review and update our water reduction roadmap focusing on plants with the highest water risk and prioritising water-intensive processes to maximise benefits • Improve capital allocation by applying prioritisation formulas to maximise return on investments Opportunities arising from risk • Improving energy efficiency and reducing operating costs and reliability through the investment in new technology, engaging in partnerships with other industries, customers and partners and focusing on water security and long-term water rights Related information • Forward on climate (pages 32-45) • Forward on water (pages 48-50) For further details on our initiatives related to climate see ESRS E1 on pages 32-45 and water see E3 on pages 48-50 Risk description The risk that an inability to identify, advocate for, and comply with new and/ or changes to existing legal, regulatory and compliance requirements results in new or higher taxes, stricter sales and marketing controls, other punitive actions from regulators or legislative bodies, or litigation that negatively impacts our financial results, business performance and licence to operate. Key mitigations to manage risk • Compliance processes and training programmes • Monitoring and implementation of new or changing laws and regulations • Dialogue with government representatives and input to public consultations on new or changing regulations • Records and information management programme Link to strategic objectives Understanding the change in trend Risk increased in 2024 due to greater amount of regulations and differences in their execution across countries, and scrutiny from regulators. Focus areas for 2025 • Deep dive risk assessments into bribery and corruption • CCEP digital regulatory monitoring and alert capability including collaboration with TCCC and other bottlers • Continue awareness and change management for improved adoption of compliance procedures • Harmonise data protection training and maturity, enable global inter- company transfers Opportunities arising from risk • Driving a culture of respect and compliance and continuing to share our local value model and positive impact in the communities we operate in with stakeholders and, in particular, regulators to have the right regulatory environment for all Related information • Done sustainably (pages 30-31) For further details see ESRS E1 on pages 32-33 and E5 on pages 53-55 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 74 Principal risks continued Trend during 2024 Increased Stable Decreased Strategic objectives Great brands Great people Great execution Done sustainably

Talent and corporate social responsibility Trend during 2024 TCCC and strategic partners Trend during 2024 Risk description The risk that CCEP is unable to attract, develop, retain and motivate existing and future employees through its internal people and culture processes, and social commitments which may result in a failure to achieve our strategic objectives, increased turnover rates, a decline in employee engagement and overall business performance. A failure to act responsibly towards social commitments and corporate citizenship (including human rights) may also lead to reputational damage and/or litigation. Key mitigations to manage risk • CoC, CCEP Human Rights policy and Restructuring Guidelines, and Responsible Sourcing policy • Annual Modern Slavery Statement and country specific human rights risk assessments in Bulgaria and Germany • Anti-harassment and Inclusion, Diversity & Equity Policy • Community Investment programmes • Business for Societal Impact Framework Link to strategic objectives Focus areas for 2025 • Implementation of the Corporate Sustainability Due Diligence Directive (CS3D) • Implement the Global Inclusion Survey and follow up action plan • Further embed the Accessibility Matrix across CCEP • Create a global workplace adjustments framework • Implement a new Employee Assistance Programme provider Opportunities arising from risk • Driving sustainable growth and maintaining our competitive edge as an employer of choice through the investment in our workforce development programmes and platforms like the Career Hub for talent attraction and retention Related information • Great people (pages 14-17) • Great execution (pages 18-20) • Done sustainably (pages 56-57) Risk description The risk that the incentives and strategy of TCCC and other strategic partners is misaligned with that of CCEP leading to actions and decisions that could negatively impact on CCEP’s business relationships, licence to operate and ability to deliver on its own strategic objectives. Key mitigations to manage risk • Clear agreements govern the relationships • Long range planning and annual business planning processes • Routines between CCEP and franchisors Link to strategic objectives Focus areas for 2025 • Focus on the innovation pipeline with TCCC and Monster to further accelerate the growth of our brands Opportunities arising from risk • Improving market share and financial performance through research and development with TCCC and Monster into new products, reformulation and portfolio diversification, and equipment innovation Related information • Great brands (pages 12-13) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 75 Principal risks continued Trend during 2024 Increased Stable Decreased Strategic objectives Great brands Great people Great execution Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	76

Principal risks continued

Internal control procedures
and risk management♦
The Board has overall responsibility for
risk management and internal control
procedures, including determining the
nature and extent of the risks the
Company is willing to take, and ensuring
that risk is managed effectively.
CCEP’s internal controls aim to mitigate
financial, operational, reporting and
compliance risk. They are designed to
manage risk rather than eliminate it.
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
Our internal control processes include:
•Board approval for significant
projects, transactions and
corporate actions
•Either senior management
or Board approval for all major
expenditure at the appropriate
stages of each transaction
•Regular reporting covering both
technical progress and our financial
affairs
Cybersecurity
Risk management and strategy
Our management and Board recognise
the critical importance that a robust
cybersecurity programme and processes
play in maintaining the integrity of CCEP’s
business applications and data. Our Chief
Information Officer (CIO), and Chief
Information Security Officer (CISO) lead
our cybersecurity programme and
regularly report to our Audit Committee
and Board on cybersecurity matters,
through which we assess, identify, and
manage material risks from cybersecurity
threats. We seek to promote a
cybersecurity culture in which everyone
feels a responsibility to prevent cyber
attacks.
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

Our processes for detecting, monitoring, and addressing cybersecurity threats and incidents, and for ensuring timely compliance with applicable reporting requirements, include the following:

•Established risk-based cyber
strategy. Regular reporting of cyber
risks and risk mitigation to the ELT,
Audit Committee and the Board;
•Conducting regular training and
awareness on information security
and data privacy for employees,
including regular phishing exercises.
This is in addition to simulations run
with the ELT and local leadership
teams on their ability to respond to
cyber incidents;
•Continuous development, constant
testing and ongoing improvement
of Business Continuity Planning
(BCP) and disaster recovery
programmes, including internal and
external testing of security
controls to identify vulnerabilities;
•Threat vulnerability management
and threat intelligence: proactive
monitoring of cyber threats and
events and implementation of
preventative measures is executed
by operating a 24/7 security event
logging and management system
through a Global Security
Operations Centre;

•Implementation of a hardware
and software lifecycle;
•Third party risk assessments for
certain key vendors to support
third party risk management;
•Data Privacy Office including data
governance and information
classification and handling;
•IT change management
processes to provide reasonable
assurance that only appropriate,
tested and approved changes are
implemented into our IT
landscape;
•Monthly Information Security
Committee meetings which bring
IT experts and governance teams
together into a single forum to
review, prevent, detect and
monitor threats, incidents, and
responses thereto; and
•Internal audit performs
independent risk-based audits to
assess governance and oversight
and test effectiveness of controls
over critical cyber activities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	77

Principal risks continued

Relevant cybersecurity incidents and
threats are escalated to the corporate
Incident Management Team (IMT) and
communicated in a timely manner to
our Disclosure Committee, consisting
of the Chairman, CEO, CFO, Group
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
•An internal controls assessment of
our third party control framework
•Governance and performance
through reporting requirements
for major vendors
•Procurement third party risk
management processes
•Identification and oversight by
our CISO, supported by our Business
Continuity and Resilience (BCR) team,
of risks associated with those third
party service providers that are
relevant to our Business Process and
Technology (BPT) function
•Improvements in researching the
emerging threat landscape
•Improving the security of our
external attack surface; and
•Conducting due diligence into peers
and trading partners
As at the date of this report, we are not
aware of any risks from cybersecurity
threats, including as a result of any
previous cybersecurity incidents, that
have materially affected us, our
business strategy, results of operation
or financial condition. For additional
information concerning cybersecurity
risks we face, refer to the risk factor
subsection titled, “Cyber and IT
resilience” on page 288.
Governance
In addition to having a dedicated
cybersecurity team concerned with
day to day cybersecurity operations,
cybersecurity is also a critical area of
focus at both our executive and Board
levels, which helps ensure that the
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
in cybersecurity and information
security management. In addition, our
CIO chairs the Information Security
Committee, helping to steer it in
implementing effective processes
in response to information security
threats and risks. Our Information
Security Committee meets at least
monthly to oversee, discuss and
manage cybersecurity including topics
such  as but not limited to data privacy,
(IT) business continuity and resiliency
based on internal and external sources
of information. Through these processes
and ongoing communications, the
Board via the Audit Committee are
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
simulations.
Information regarding cyber risks
and cyber risk management is
reported to the Audit Committee,
and subsequently communicated to
the whole Board during the summary of
Committee reports. One member of
the Board who sits on the Audit
Committee has specific responsibility
for cybersecurity. In 2024, the Audit
Committee has been presented with
detailed information
on cybersecurity and internal controls,
including improvements made in
researching the emerging cyber risk
landscape.
In accordance with provision 31 of the 2018 UK Corporate Governance Code (the Code), the Directors have assessed the prospects for the Group. The Directors have made this assessment over a period of three years, which corresponds to the Group’s planning cycle. The assessment considered the Group’s prospects related to revenue, operating profit, EBITDA and comparable free cash flow. The Directors considered the maturity dates of the Group’s debt obligations and its access to public and private debt markets, including its committed multi currency credit facility. The Directors also carried out a robust review and analysis of the principal risks faced by the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity. Stress testing was performed on a number of scenarios, including different estimates for operating profit and comparable free cash flow. Among other considerations, these scenarios incorporated the potential downside impact of the Group’s principal risks, including those related to: • Business disruption events • Legal and regulatory intervention, including in relation to plastic packaging • Risk of cyber and social engineering attacks • Economic and political uncertainty • Climate change and water Based on the Group’s current financial position, stable cash generation and access to liquidity, the Directors concluded that the Group is well positioned to manage principal risks and potential downside impacts of such risks materialising, to ensure solvency and liquidity over the assessment period. From a qualitative perspective, the Directors also took into consideration the Group’s past experience of managing through adverse conditions and the Group’s strong relationship and position within the Coca-Cola system. The Directors considered the extreme measures the Group could take in the event of a crisis, including decreasing or stopping non-essential capital investment, decreasing or stopping shareholder dividends, renegotiating commercial terms with customers and suppliers or selling non-essential assets. Based upon the assessment performed, the Directors confirm that they have a reasonable expectation the Group will be able to continue in operation and meet all liabilities as they fall due over the three year period covered by this assessment. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 78 Viability statement

This Annual Report contains a combination of financial and non- financial reporting throughout. As required by sections 414CA and 414CB of the Companies Act 2006 (the Companies Act), the following non-financial and sustainability information can be found as stated in the following table. These pages contain, where appropriate, details of our policies and approach to each matter. Non-financial and sustainability information Page(s) Environmental matters Forward on supply chain on pages 47 and 51-52 Forward on climate on pages 32-45 Forward on packaging on pages 53-55 Forward on water on pages 48-50 Environmental due diligence page 25 TCFD compliance statement on pages 59-60 Employee matters Great people on pages 14-17 Employee-related due diligence on pages 31, 116, 129 Our stakeholders on pages 61-64 Social matters Forward on society on pages 56-57 Human rights Respecting human rights on page 17 Anti-corruption and anti-bribery matters Human rights due diligence on page 17 Respecting human rights on page 17 Our business model Our business model on page 5 Risk and principal risks Principal risks on pages 66-77 Risk factors on pages 284-293 Non-financial performance indicators Sustainability performance indicators on page 3 Climate-related financial information Key performance data summary on pages 32, 255-256 Principal risks on pages 66-77 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 79 Non-financial and sustainability information statement

Our business CCEP is a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily NARTD beverages. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over four million customers across 31 countries grow. We combine the strength and scale of a large, multinational business with an expert, local knowledge of the customers we serve and communities we support. On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Note regarding the presentation of adjusted financial information and alternative performance measures Adjusted financial information Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the Acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January of the period presented relating to transaction accounting adjustments. No cost savings or synergies were contemplated in these adjustments. The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards. The Acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the Acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes transaction accounting adjustments for the periods presented. Alternative performance measures We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to enable investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures. For purposes of this document, the following terms are defined: ‘As reported’ are results extracted from our consolidated financial statements. ‘Adjusted’ includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of the period presented, including acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the Acquisition. ‘Comparable’ is defined as results excluding items impacting comparability, which include restructuring charges, impairment charges, accelerated amortisation charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, expenses related to certain legal provisions, net impact related to European flooding, gains on the sale of property, income arising from the ownership of certain mineral rights in Australia and gain on sale of sub-strata and associated mineral rights in Australia. Comparable volume is also adjusted for selling days. ‘Adjusted comparable’ is defined as adjusted results excluding items impacting comparability, as described above. ‘FX neutral’ or ‘FXN’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates. ‘Capex’ or ‘Capital expenditures’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 80 Business and financial review

‘Comparable free cash flow’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures. ‘Comparable EBITDA’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Comparable EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements. ‘Net Debt’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short-term investments. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. ‘ROIC’ or ‘Return on invested capital’ is defined as reported profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. ‘Comparable ROIC’ adjusts reported profit after tax for items impacting the comparability of period-over-period financial performance and is defined as comparable operating profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Comparable ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. ‘Dividend payout ratio’ is defined as dividends as a proportion of comparable profit after tax. Forward-looking alternative performance measures Within this report, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year. All financial information presented in this Business and financial review is unaudited. Key financial measures(A) Reported to adjusted comparable. FX impact calculated by recasting current year results at prior year rates 31 December 2024 € millions % change vs prior year As reported Adjusted comparable Adjusted comparable FX impact As reported Adjusted comparable Adjusted comparable FX impact Adjusted comparable FX Neutral Revenue 20,438 20,706 (37) 11.7% 3.3% (0.2%) 3.5% Cost of sales 13,227 13,369 (26) 14.2% 3.2% (0.2%) 3.4% Operating profit 2,132 2,673 1 (8.8%) 8.1% 0.1% 8.0% Profit after taxes 1,444 1,854 2 (13.5%) 7.0% 0.1% 6.9% Diluted earnings per share (€) 3.08 3.96 0.01 (15.3%) 6.1% 0.3% 5.8% A. See Supplementary financial information - Items impacting comparability on pages 91-93 for a reconciliation of reported to comparable and reported to adjusted comparable results. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 81 Business and financial review continued

Financial highlights During 2024, we successfully acquired CCBPI, while delivering our growth objectives for revenue, profit, and diluted earnings per share. As we worked to integrate our business in 2024, our focus on great brands, great execution and great people as well as strong relationships with our brand partners and customers continued to drive top and bottom-line growth on an adjusted comparable basis. Adjusted comparable volumes remained resilient, despite mixed weather in Europe and strategic SKU rationalisation, with solid underlying volume performance. We grew revenue per unit case on an adjusted comparable and FX neutral basis, driven by the successful implementation of our revenue and margin growth management initiatives, along with our dynamic price and promotion strategies across a broad pack offering. We also benefited from ongoing efficiency programmes and continued to focus efforts on discretionary spend optimisation, successfully offsetting higher concentrate costs, manufacturing inflation and consumption tax increase. This translated into strong comparable free cash flow generation and enabled us to continue to return cash to shareholders, as demonstrated by the dividend paid in the year. The net impact of 2024 performance on our key financial measures(A) can be summarised as follows: • Reported revenue totalled €20.4 billion, up 11.7% on a reported basis and 3.5% on an adjusted comparable and FX neutral basis. • Volume increased 17.8% on a reported basis. Adjusted comparable volume was flat and adjusted comparable and FX neutral revenue per unit case increased 2.7%. • Reported operating profit was €2.1 billion, down 8.8%, or up 8.0% on an adjusted comparable and FX neutral basis. • In its preliminary results for fiscal year 2023, CCEP had full-year guidance (in respect of fiscal year 2024) of 7% operating profit growth on an adjusted comparable and FX neutral basis. • Reported diluted earnings per share were €3.08 or €3.96 on an adjusted comparable basis, up 5.8% on an adjusted comparable and FX neutral basis. • Net cash flows from operating activities were €3.1 billion. Comparable free cash flow(B) was €1.8 billion. A. See Supplementary financial information - Items impacting comparability on pages 91-93 for a reconciliation of reported to comparable and reported to adjusted comparable results. B. See Liquidity and capital management on pages 88-90 for a reconciliation between net cash flows from operating activities and comparable free cash flow. Operational review Revenue Revenue totalled €20.4 billion, up 11.7% versus prior year on a reported basis, and 11.8% on an FX neutral basis, reflecting the inclusion of CCBPI in 2024. Adjusted comparable revenue was €20.7 billion, up 3.3% vs prior year, or up 3.5% on an adjusted comparable and FX neutral basis. Revenue per unit case increased by 2.7% in 2024, on an adjusted comparable and FX neutral basis. Revenue in millions of € 31 December 2024 As reported Adjusted comparable Reported % change FX neutral % change Adjusted comparable % change Adjusted comparable FXN % change Europe 14,971 14,971 2.9% 2.3% 2.9% 2.3% APS 5,467 5,735 45.8% 48.8% 4.4% 6.6% Total CCEP 20,438 20,706 11.7% 11.8% 3.3% 3.5% Adjusted comparable volume – selling day shift CCEP In millions of unit cases, prior period volume recast using current year selling days(A) Year ended 31 December 2024 2023 % change Volume 3,864 3,279 17.8% Impact of selling day shift — 26 n/a Comparable volume – selling day shift adjusted 3,864 3,305 16.9% Add: Adjusted volume impact 101 660 n/a Adjusted comparable volume 3,965 3,965 0.0% A. A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. Volumes were up 17.8% on a reported basis and 16.9% on a comparable basis, driven by the inclusion of CCBPI in 2024. Adjusted comparable volume was flat versus 2023. In Europe, strong in-market execution was offset by the strategic delisting of Capri-Sun, mixed summer weather and softer demand in the AFH channel, driving volume decline of 2.4%. APS volumes were up 4.9% versus 2023 on an adjusted comparable basis, mainly driven by strong underlying momentum in Australia/Pacific and strong growth driven by increased demand in the Philippines. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 82 Business and financial review continued

Year ended 31 December Adjusted comparable volume by category Change versus prior period 2024 % of total 2023 % of total % change Coca-Cola® 59.3% 58.8% 1.0% Flavours & Mixers 21.8% 22.0% (0.5%) Water, Sports, RTD Tea & Coffee(A) 11.8% 11.6% 0.8% Other inc. Energy 7.1% 7.6% (7.3%) Total 100.0% 100.0% 0.0% A. RTD refers to ready to drink. On a brand category basis in 2024, Coca-Cola trademark volume was up 1.0% versus 2023 on an adjusted comparable basis. This reflected volume growth (up 0.9%) of Coca-Cola Original Taste driven by strong demand in the Philippines, partially offset by mixed summer weather in Europe. Coca-Cola Zero Sugar volumes increased versus 2023 (up 3.6%), with growth in both Europe and APS driven by great execution and innovation. Flavours & Mixers volume decreased by 0.5% versus 2023 on an adjusted comparable basis. Sprite volumes were up 3.7% versus 2023, driven by robust consumer demand and strong execution across all key markets. Fanta volumes declined slightly reflecting flavours extensions and growth in APS, offset by adverse weather in Europe. Royal Bliss performed strongly with double digit growth led by the Netherlands. Water, Sports, RTD Tea & Coffee volume increased by 0.8% versus 2023 on an adjusted comparable basis. Water volume grew driven by the Philippines offset by mixed summer weather in Europe and strategic delistings within Europe and Australia. Sports volume increased by 4.1%, reflecting growth in Powerade driven by continued favourable consumer trends, great activation and innovation. Other inc. Energy volume decreased by 7.3% versus 2023 on an adjusted comparable basis. Energy volume increased by 6.3% versus 2023, led by Monster, driven by distribution and share gains through innovation. Juice volume declined resulting from the strategic delisting of Capri-Sun in Europe. Alcohol volumes were down reflecting excise increases in Australia, partly offset by good growth in Europe. Revenue by segment: Europe Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2024 2023 % change As reported 14,971 14,553 2.9% Adjust: Impact of FX changes (83) n/a n/a FX neutral 14,888 14,553 2.3% Revenue per unit case 5.72 5.50 4.0% Revenue in Europe totalled €15.0 billion, up 2.9% versus prior year on a reported basis, and 2.3% on an FX neutral basis. Revenue per unit case in Europe increased by 4.0% in 2024, on a comparable and FX neutral basis, reflecting positive headline price increases and promotional optimisation alongside favourable mix. Revenue by geography In millions of € 31 December 2024 As reported Reported % change FX neutral % change Great Britain 3,327 2.8% 0.1% Germany 3,179 5.3% 5.3% Iberia(A) 3,398 2.2% 2.2% France(B) 2,322 0.0% 0.0% Belgium and Luxembourg 1,070 (0.7%) (0.7%) Netherlands 785 9.3% 9.3% Norway 398 5.9% 7.7% Sweden 410 3.0% 2.5% Iceland 82 (2.4%) (2.4%) Total Europe 14,971 2.9% 2.3% A. Iberia refers to Spain, Portugal and Andorra. B. France refers to continental France and Monaco. Reported revenue in Great Britain was up 2.8% versus 2023. Foreign exchange translation positively impacted revenue growth by 2.7%. The increase in revenue was mainly driven by revenue per unit case growth reflecting the headline price increase implemented at the end of the second quarter and positive brand mix, resulting from growth in Monster, Powerade and the delisting of Capri-Sun. From a category perspective, Coca-Cola Zero Sugar, Monster, Dr Pepper and Powerade showed strong volume growth. Reported revenue in Germany was up 5.3% versus 2023. Volume was negatively impacted mainly by softer AFH demand with the home channel broadly flat. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 83 Business and financial review continued

Additionally, revenue per unit case growth was driven by the headline price increase implemented in the third quarter, as well as positive pack and brand mix, driven by volume growth in Monster and Powerade. From a category perspective, Coca-Cola Zero Sugar and Fuze Tea also showed strong volume growth. Reported revenue in Iberia was up 2.2% versus 2023. Volume was slightly down reflecting adverse weather, mitigated by strong execution. Additionally, revenue per unit case growth was positively impacted by the headline price increase. From a category perspective, Sprite and Aquarius showed strong volume growth. Reported revenue in France, Benelux and the Nordics (Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland) was up 1.8% versus 2023. Foreign exchange translation negatively impacted revenue growth by 0.1%. Volume was negatively impacted by the strategic delisting of Capri-Sun, adverse weather and the consumption tax increase in the Netherlands. The increase in revenue was mainly driven by revenue per unit case growth as a result of the headline price increase implemented across our markets. From a category perspective, Monster, Powerade, Sprite and Fuze Tea showed strong volume growth, mainly in France. Revenue by segment: APS Adjusted revenue APS(A) In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2024 2023 % change As reported 5,467 3,749 45.8% Add: Adjusted revenue impact 268 1,756 n/a Adjust: Total items impacting comparability — (12) n/a Adjusted comparable 5,735 5,493 4.4% Adjust: Impact of FX changes 120 n/a n/a Adjusted comparable and FX neutral 5,855 5,493 6.6% Adjusted revenue per unit case 4.29 4.26 0.9% A. See Supplementary financial information - Items impacting comparability on page 91-93 for a reconciliation of reported to comparable and reported to adjusted comparable results. Revenue in APS totalled €5.5 billion on a reported basis. Adjusted comparable revenue was €5.7 billion, up 4.4% vs prior year, or up 6.6% on an adjusted comparable and FX neutral basis. Revenue per unit case increased by 0.9% in 2024, on an adjusted comparable and FX neutral basis. Volume increased 4.9% on an adjusted comparable basis driven by solid underlying momentum in Australia/ Pacific and strong growth in Southeast Asia driven by increased demand in the Philippines. Year ended 31 December 2024 Adjusted revenue by geography In millions of € As reported Adjusted Comparable Adjusted Comparable % change Adjusted Comparable FXN % change Australia 2,475 2,475 3.8% 4.5% New Zealand and Pacific Islands 694 694 2.2% 3.7% Indonesia 403 403 (12.0%) (8.5%) Papua New Guinea 243 243 7.0% 15.0% Philippines 1,652 1,920 10.1% 13.4% Total APS 5,467 5,735 4.4% 6.6% Revenue in the Australia, Pacific & Southeast Asia territories was up 4.4% versus 2023 on an adjusted comparable basis. Foreign exchange translation negatively impacted revenue growth by 2.2%. The underlying increase in revenue was mainly driven by volume growth reflecting great in-market activation, strong underlying market demand and growth in the Philippines. In Australia/Pacific, Coca-Cola Zero Sugar, Fanta and Monster showed strong volume growth, supported by great activation, execution and innovation. In Southeast Asia, volumes grew strongly in both channels, with double digit growth in the Philippines, driven by Coca-Cola Original Taste, Sprite and Water. This was partially offset by a weaker volume performance in Indonesia impacted by the geopolitical situation in the Middle East. Unaffected areas showed encouraging growth in sparkling volumes. Revenue per unit case grew on an adjusted comparable and FX neutral basis, as a result of the headline price increase implemented across all our markets and promotional optimisation. Cost of sales Reported cost of sales totalled €13.2 billion, up 14.2% versus prior year on a reported basis, and 13.8% on a comparable and FX neutral basis, reflecting the impact of the newly acquired CCBPI operations in 2024. Adjusted comparable cost of sales was €13.4 billion, up 3.2% vs prior year, or up 3.4% on an adjusted comparable and FX neutral basis. Cost of sales per unit case increased by 2.6% on an adjusted comparable and FX neutral basis. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 84 Business and financial review continued

Adjusted cost of sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates Year ended 31 December 2024 2023 % change As reported 13,227 11,582 14.2% Add: Adjusted cost of sales impact(A) 213 1,378 n/a Adjust: Acquisition accounting(B) 1 17 Adjust: Total items impacting comparability (72) (19) Adjust: Restructuring charges(C) (10) (9) Adjust: European flooding(D) (1) 9 Adjust: Inventory step-up(E) (5) (5) Adjust: Litigation(F) (2) (6) Adjust: Impairment(G) (54) — Adjust: Other(H) — (8) Adjusted comparable 13,369 12,958 3.2% Adjust: Impact of FX changes 26 n/a n/a Adjusted comparable & FX neutral 13,395 12,958 3.4% Adjusted cost of sales per unit case 3.38 3.29 2.6% A. Amounts represent unaudited cost of sales of CCBPI as if the Acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications. B. Amounts represent transaction accounting adjustments as if the Acquisition had occurred on 1 January. These include the depreciation impact relating to fair values for property, plant and equipment and the non-recurring impact of the fair value step-up of CCBPI finished goods. C. Amounts represent restructuring charges related to business transformation activities. D. Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023. E. Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories. F. Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany. G. Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024. H. Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions partially offset by charges related to business transformation activities. Cost of sales in Europe reflected lower volumes, down 2.4% versus 2023 on a comparable basis. Cost of sales per unit case increased, primarily driven by an increase in the Netherlands consumption tax and continued levels of commodity inflation. Sugar was the main driver of the increase in commodities, partially offset by lower aluminium and PET price levels as well as strong hedge coverage throughout the year. Concentrate costs also increased, driven by higher revenue per unit case reflecting the headline price increases implemented across our markets. Cost of sales in APS increased reflecting higher volume, which grew 4.9% versus 2023 on an adjusted comparable basis. Cost of sales per unit case also increased, due to similar inflationary pressures on commodities, increased manufacturing costs and increased revenue per unit case resulting in higher concentrate costs, partially offset by the mix effect from strong growth in the Philippines which has a lower cost of sales per unit case. Operating expenses Reported operating expenses totalled €5.1 billion, up 13.2% versus prior year on a reported basis, and 6.4% on a comparable and FX neutral basis, reflecting the impact of the newly acquired CCBPI operations in 2024. Adjusted comparable operating expenses were €4.7 billion, up 1.1% vs prior year, or up 1.3% on an adjusted comparable and FX neutral basis. Adjusted operating expenses In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2024 2023 % change As reported 5,079 4,488 13.2% Add: Adjusted operating expenses impact(A) 43 257 n/a Adjust: Acquisition accounting(B) 1 4 Adjust: Total items impacting comparability (459) (134) Adjust: Restructuring charges(C) (254) (85) Adjust: Acquisition and integration related costs(D) (14) (12) Adjust: Litigation(E) (1) (11) Adjust: Impairment(F) (135) — Adjust: Accelerated amortisation(G) (55) (27) Adjust: Other(H) — 1 Adjusted comparable 4,664 4,615 1.1% Adjust: Impact of FX changes 12 n/a n/a Adjusted comparable and FX neutral 4,676 4,615 1.3% A. Amounts represent unaudited operating expenses of CCBPI as if the Acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications. B. Amounts represent transaction accounting adjustments as if the Acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment and acquisition and integration related costs. C. Amounts represent restructuring charges related to business transformation activities. D. Amounts represent cost associated with the acquisition and integration of CCBPI. E. Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 85 Business and financial review continued

F. Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024. G. Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements. H. Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions partially offset by charges related to business transformation activities. Operating expenses in Europe increased, driven by continued inflationary pressures on labour and haulage. With a third of operating expenses being variable in nature, this uplift was partially offset by the decrease in volume reflecting strategic delisting of Capri-Sun, mixed summer weather and softer demand in the AFH channel. Our continued focus on discretionary spend optimisation and the delivery of our ongoing efficiency programmes, also contributed to reducing operating expenses. Adjusted comparable operating expenses in APS reflected inflationary pressures on labour and haulage, similar to Europe, as well as strong volume growth impacting variable operating expenses. Increased sales marketing investment to support our topline growth also contributed to the growth in operating expenses. Restructuring In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focuses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics. During 2024, as part of this efficiency programme, the Group announced restructuring proposals. These proposals resulted in restructuring charges of €10 million and €254 million within reported cost of sales and reported operating expenses, respectively, for the year ended 31 December 2024. The most notable announcement took place on 1 October 2024 relating to restructuring initiatives implemented in Germany, more specifically, the closure of a production facility in Cologne, as well as planned changes and optimisations in the logistical network resulting in the closure of several logistical sites. These initiatives attributed a total restructuring expense of €108 million, mainly comprised of expected severance payments recognised in reported operating expenses. The rest of the restructuring spend is attributable to various initiatives implemented across different markets aiming to enhance efficiency and productivity. Restructuring charges of €9 million and €85 million were recognised within reported cost of sales and reported operating expenses, respectively, for the year ended 31 December 2023, related principally to severance charges arising from various transformation initiatives. Effective tax rate The reported effective tax rate was 25% and 24% for the years ended 31 December 2024 and 31 December 2023, respectively. The increase in the reported effective tax rate to 25% in 2024 (2023: 24%) reflects the impact of non-UK operations which is substantially offset by prior period adjustments. The comparable effective tax rate was 25% and 24% for the years ended 31 December 2024 and 31 December 2023, respectively. Income tax In millions of € Year ended 31 December 2024 2023 As reported 492 534 Adjust: Total items impacting comparability 126 4 Adjust: Restructuring charges(A) 70 15 Adjust: European flooding(B) — (2) Adjust: Acquisition and integration related costs(C) 2 — Adjust: Inventory step-up(D) 2 — Adjust: Coal royalties(E) — (6) Adjust: Property sale(F) — (16) Adjust: Litigation (G) 1 5 Adjust: Impairment(H) 35 — Adjust: Accelerated amortisation (I) 16 8 Comparable 618 538 A. Amounts represent the tax impact of restructuring charges related to business transformation activities. B. Amounts represent the tax impact of the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023. C. Amounts represent the tax impact of cost associated with the acquisition and integration of CCBPI. D. Amounts represent the tax impact of the non-recurring impact of fair value step-up of CCBPI inventories. E. Amounts represent the tax impact of royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. F. Amounts represent the tax impact of gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. G. Amounts represent the tax impact related to the increase in a provision established in connection with an ongoing labour law matter in Germany. H. Amounts represent the tax impact of the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024. I. Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 86 Business and financial review continued

Return on invested capital ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business. For the year ended 31 December 2024, ROIC decreased by 140 basis points, to 8.1%, versus 2023. On a comparable basis, ROIC increased by 80 basis points versus 2023, reflecting the increase in comparable operating profit and continued focus on capital allocation. On an adjusted comparable basis, which adjusts both invested capital and comparable operating profit to reflect the acquisition date as at 1 January 2024, ROIC increased by 50 basis points to 10.8%, versus prior year. ROIC In millions of € Year ended 31 December 2024 2023 Reported profit after tax 1,444 1,669 Taxes 492 534 Finance costs, net 187 120 Non-operating items 9 16 Reported operating profit 2,132 2,339 Items impacting comparability(A) 531 34 Comparable operating profit(A) 2,663 2,373 Taxes(B) (667) (570) Non-controlling interest (29) — Comparable operating profit after tax attributable to shareholders 1,967 1,803 Opening borrowings less cash and cash equivalents and short- term investments 9,409 10,264 Opening equity attributable to shareholders 7,976 7,447 Opening invested capital 17,385 17,711 Closing borrowings less cash and cash equivalents and short- term investments 9,618 9,409 Closing equity attributable to shareholders 8,489 7,976 Closing invested capital 18,107 17,385 Average invested capital 17,746 17,548 ROIC 8.1% 9.5% Comparable ROIC 11.1% 10.3% A. Reconciliation from reported to comparable operating profit is included in the Supplementary Financial Information - Items impacting comparability section on page 91. B. Tax rate used is the comparable effective tax rate for the year (2024: 25%; 2023: 24%). Adjusted comparable ROIC In millions of € Year ended 31 December 2024 Reported profit after tax 1,444 Taxes 492 Finance costs, net 187 Non-operating items 9 Reported operating profit 2,132 Add: Adjusted operating profit impact(A) 12 Adjust: Acquisition accounting(B) (2) Adjusted operating profit 2,142 Items impacting comparability(C) 531 Adjusted comparable operating profit(C) 2,673 Taxes(D) (670) Non-controlling interest (31) Adjusted comparable operating profit after tax attributable to shareholders 1,972 Opening borrowings less cash and cash equivalents and short-term investments(E) 10,536 Opening equity attributable to shareholders(E) 7,976 Opening invested capital 18,512 Closing borrowings less cash and cash equivalents and short-term investments 9,618 Closing equity attributable to shareholders 8,489 Closing invested capital 18,107 Average invested capital 18,310 Adjusted comparable ROIC 10.8% A. Amounts represent unaudited operating profit of CCBPI as if the Acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications. B. Amounts represent transaction accounting adjustments as if the Acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment. C. Reconciliation from reported to comparable and to adjusted comparable operating profit is included in the Supplementary Financial Information - Items impacting comparability section on pages 91-93. D. Tax rate used is the comparable effective tax rate for the year (2024: 25%; 2023: 24%). E. In light of the CCBPI acquisition and in order to provide investors with a more meaningful measure of capital efficiency for 2024, an adjusted comparable ROIC measure has been presented for the year ended 31 December 2024. To derive this adjusted comparable measure, opening borrowings, cash and cash equivalents and short-term investments, and equity attributable to shareholders were adjusted to reflect transaction accounting adjustments, the impact of debt financing and cash flows in connection with the acquisition, as if the transaction had occurred on 1 January 2024. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 87 Business and financial review continued

Liquidity and capital management Liquidity Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt securities, and bank borrowings. We believe our operating cash flow, cash on hand and available short- and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders for both the next 12 months and the longer-term period thereafter. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. Based on information currently available, the Group does not believe it is at significant risk of default by its counterparties. The Group has amounts available for borrowing under a €1.80 billion multi currency credit facility (2023: €1.80 billion) with a syndicate of 12 banks. This credit facility matures in 2030 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2024, the Group had no amounts drawn under this credit facility. Net cash flows from operating activities were €3,061 million in 2024, an increase of 9.1%, or €255 million, from €2,806 million in 2023, reflecting the impact of the newly acquired CCBPI operations, increased revenue performance and working capital improvement initiatives. These cash flows were primarily generated from our operations and included restructuring cash outflows of €105 million. In 2024, we continued to monitor our investment in capital expenditure programmes, given continued uncertainty. Our 2024 capital spend, which includes CCBPI from the date of the acquisition, on property, plant and equipment and capitalised software as part of our business capability programme was €939 million, compared to €812 million in 2023. Comparable free cash flow generation for the year was strong, totalling €1,817 million, after adjusting for €12 million cash taxes paid in connection with the cash proceeds received in 2023 related to the royalty income arising from the ownership of certain mineral rights n Australia. The increase relative to our 2023 total of €1,734 million was largely driven by the inclusion of CCBPI and working capital improvement initiatives. Comparable free cash flow In millions of € Year ended 31 December 2024 2023 Net cash flows from operating activities 3,061 2,806 Less: Purchases of property, plant and equipment (791) (672) Less: Purchases of capitalised software (148) (140) Add: Proceeds from sales of property, plant and equipment 15 101 Less: Payments of principal on lease obligations (157) (148) Less: Net interest payments (175) (124) Adjust: Items impacting comparability(A) 12 (89) Comparable free cash flow 1,817 1,734 A. During the year ended 31 December 2023, the Group received net of tax cash proceeds of €89 million in connection with the royalty income arising from the ownership of certain mineral rights in Australia. During the year ended 31 December 2024, the Group paid a further €12 million of cash taxes in connection with those proceeds. The cash impacts associated with those specific events have been included within the Group’s net cash flows from operating activities for the years ended 31 December 2024 and 31 December 2023, respectively. Given the unusual nature and to allow for better period to period comparability, our comparable free cash flow measure excludes the cash impact related to those items. In 2024, total borrowings decreased by €65 million. This was driven by repayments on third party borrowings of €1,207 million and payments on the principal and interest from lease obligations of €178 million, partially offset by proceeds from third party borrowings of €1,008 million. Movement as a result of fair value hedges resulted in an increase of borrowings by €29 million. Borrowings further increased due to additions and other movements on leases of €188 million, borrowings and leases assumed as part of the Acquisition of €69 million and currency translation and other non-cash changes of €26 million. The following bonds were repaid on maturity: A$100 million 3.5% Notes, repaid in April 2024; €500 million 1.125% Notes and US$650 million 0.8% Notes, both repaid in May 2024. In 2024, the Group partially repaid PHP2.5 billion related to PHP3.5 billion 6.00% 2025 Loan assumed as part of the Acquisition. In February 2024, in connection with the Acquisition, the Group entered into a term loan facility agreement with the Bank of Philippine Islands. A term loan facility in an aggregate amount of US$500 million was made available under the agreement to be utilised in PHP. On 20 February 2024, the Group drew down a PHP23.5 billion (US$420 million) loan under the facility with a maturity date of 20 February 2034. The vast majority of the balance (90% of the total principal amount) is repayable in full upon maturity. In April 2024, the remaining undrawn portion of this facility was subsequently cancelled. In September 2024, the Group issued €600 million 3.250% Notes due 2032. In December 2024, the Group entered into a short-term Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 88 Business and financial review continued

loan agreement with Metropolitan Bank and Trust Company and drew down PHP2.0 billion payable in full upon maturity in December 2025. Capital management The primary objective of our capital management strategy is to ensure strong ratings and to maintain appropriate capital ratios to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy. Net debt In millions of € Year ended 31 December 2024 2023 Total borrowings 11,331 11,396 Fair value of hedges related to borrowings(A) 36 28 Other financial assets/liabilities(A) 18 20 Adjusted total borrowings(A) 11,385 11,444 Less: cash and cash equivalents(B)(C) (1,563) (1,419) Less: short-term investments(D) (150) (568) Net debt 9,672 9,457 Credit ratings As of 20 March 2025 Moody’s Fitch Ratings Long-term rating Baa1 BBB+ Outlook Stable Stable Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. A. Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings. B. Cash and cash equivalents as at 31 December 2024 and 31 December 2023 includes €36 million and €42 million of cash in Papua New Guinea Kina, respectively. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group. C. Cash and cash equivalents as at 31 December 2024 includes €10 million (31 December 2023: nil) of cash held by the Group’s Employee Benefit Trust. The funds can be solely used for the purchases of CCEP shares to satisfy the Group’s award requirements under its current and future share-based compensation plans. D. Short-term investments are term cash deposits with maturity dates when acquired of greater than three months and less than one year. These short-term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short-term investments as at 31 December 2024 and 31 December 2023 include €18 million and €33 million of assets in Papua New Guinea Kina, respectively, subject to the same currency controls outlined above. The ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage, and so we provide a reconciliation of this measure. Net debt enables investors to see the economic effect of total borrowings, fair value impact of related hedges and other financial assets/liabilities, cash and cash equivalents, and short-term investments in total. Comparable EBITDA is calculated as EBITDA after adding back items impacting the comparability of year over year financial performance. Comparable EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, our working capital needs, and, although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements. Net debt to comparable EBITDA Comparable EBITDA in 2024 totalled €3.5 billion and increased relative to 2023 by €397 million. The increase versus 2023 was primarily driven by the increase in comparable operating profit, reflecting increased revenue and the inclusion of CCBPI. The ratio of net debt to comparable EBITDA is 2.7 versus 3.0 in 2023, reflecting the increase in net debt due to the impact of acquisition financing, more than offset by the increase in comparable EBITDA. For 2024, we have provided an adjusted calculation for our net debt to comparable EBITDA ratio as if the Acquisition had occurred at the beginning of 2024. We believe this calculation allows for a better understanding of our capital position in the context of CCEP. Adjusted comparable EBITDA was €3.5 billion and the ratio of net debt to adjusted comparable EBITDA is 2.7. Dividends In line with our commitments to deliver long-term value to shareholders, we paid a first half interim dividend of €0.74 per share in May 2024 and a second half interim dividend of €1.23 per share in December 2024, based on comparable diluted earnings per share, maintaining a payout ratio of approximately 50% in line with our dividend policy. For the year ended 31 December 2024, dividend payments totalled €910 million (2023: €841 million). Share buyback No Shares were repurchased in 2024 and 2023. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 89 Business and financial review continued

Comparable EBITDA In millions of € Year ended 31 December 2024 2023 Reported profit after tax 1,444 1,669 Taxes 492 534 Finance costs, net 187 120 Non-operating items 9 16 Reported operating profit 2,132 2,339 Depreciation and amortisation 933 792 Reported EBITDA 3,065 3,131 Items impacting comparability Restructuring charges(A) 247 83 Acquisition and integration related costs(B) 14 12 Litigation(C) 3 17 European flooding(D) 1 (9) Property sale(E) — (54) Sale of sub-strata and associated mineral rights(F) — (35) Coal royalties(G) — (18) Inventory step-up(H) 5 — Impairment(I) 189 — Comparable EBITDA 3,524 3,127 Net debt to reported EBITDA 3.2 3.0 Net debt to Comparable EBITDA 2.7 3.0 A. Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. B. Amounts represent cost associated with the acquisition and integration of CCBPI. C. Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany. D. Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023. E. Amounts represent gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. F. Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. G. Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the year ended and 31 December 2023. H. Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories. I. Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024. Adjusted comparable EBITDA In millions of € Year ended 31 December 2024 Reported profit after tax 1,444 Taxes 492 Finance costs, net 187 Non-operating items 9 Reported operating profit 2,132 Add: Adjusted operating profit impact(A) 12 Adjust: Acquisition accounting(B) (2) Adjusted operating profit 2,142 Depreciation and amortisation(C) 945 Adjusted EBITDA 3,087 Items impacting comparability Restructuring charges(D) 247 Acquisition and integration related costs(E) 14 Litigation(F) 3 European flooding(G) 1 Inventory step-up(H) 5 Impairment(I) 189 Adjusted comparable EBITDA 3,546 Net debt to adjusted EBITDA 3.1 Net debt to adjusted comparable EBITDA 2.7 A. Amounts represent unaudited operating profit of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications. B. Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment, the non- recurring impact of the provisional fair value step-up of CCBPI finished goods and acquisition and integration related costs. C. Includes the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment as if the acquisition had occurred on 1 January. D. Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line. E. Amounts represent cost associated with the acquisition and integration of CCBPI. F. Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany. G. Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023. H. Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories. I. Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 90 Business and financial review continued

Supplementary financial information – Items impacting comparability – Reported to comparable The following provides a summary reconciliation of items impacting comparability for the years ended 31 December 2024 and 31 December 2023: Full year 2024 Iin millions of € except per share data which is calculated prior to rounding Operating profit Profit after taxes Diluted earnings per share (€) As reported 2,132 1,444 3.08 Items impacting comparability 531 405 0.87 Restructuring charges(A) 264 194 0.43 Acquisition and integration related costs(B) 14 12 0.02 European flooding(C) 1 1 — Inventory step-up(D) 5 3 — Impairment(E) 189 154 0.34 Litigation(F) 3 2 — Accelerated amortisation(G) 55 39 0.08 Comparable 2,663 1,849 3.95 Full year 2023 In millions of € except per share data which is calculated prior to rounding Operating profit Profit after taxes Diluted earnings per share (€) As reported 2,339 1,669 3.63 Items impacting comparability 34 32 0.08 Restructuring charges(A) 94 79 0.18 Acquisition and integration related costs(B) 12 14 0.03 European flooding(C) (9) (7) (0.02) Coal royalties(H) (18) (12) (0.03) Property sale(I) (54) (38) (0.08) Litigation(F) 17 12 0.03 Accelerated amortisation(G) 27 19 0.04 Sale of sub-strata and associated mineral rights(J) (35) (35) (0.07) Comparable 2,373 1,701 3.71 A. Amounts represent restructuring charges related to business transformation activities. B. Amounts represent cost associated with the acquisition and integration of CCBPI. C. Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023. D. Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories. E. Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024. F. Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany. G. Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements. H. Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. I. Amounts represent gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. J. Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 91 Business and financial review continued

Supplementary financial information – Items impacting comparability – Reported to adjusted comparable The following provides a summary reconciliation for CCEP’s reported results and adjusted comparable financial information for the year ended 31 December 2024 and 31 December 2023: Year ended 31 December 2024 In millions of € except per share data which is calculated prior to rounding Reported Items impacting comparability(A) Comparable Adjusted comparable(B) Transaction accounting adjustments(C) Adjusted comparable combined CCEP CCEP CCBPI CCEP CCEP Revenue 20,438 — 20,438 268 — 20,706 Cost of sales 13,227 (72) 13,155 214 — 13,369 Operating profit 2,132 531 2,663 10 — 2,673 Total finance costs, net 187 — 187 3 — 190 Profit after taxes 1,444 405 1,849 5 — 1,854 Attributable to: Shareholders 1,418 402 1,820 3 — 1,823 Non-controlling interest 26 3 29 2 — 31 Diluted earnings per share (€) 3.08 3.95 3.96 Diluted weighted average shares outstanding 461 Year ended 31 December 2023 In millions of € except per share data which is calculated prior to rounding Reported Items impacting comparability(A) Comparable Adjusted comparable(B) Transaction accounting adjustments(C) Adjusted comparable combined CCEP CCEP CCBPI CCEP CCEP Revenue 18,302 — 18,302 1,744 — 20,046 Cost of sales 11,582 (6) 11,576 1,382 — 12,958 Operating profit 2,339 34 2,373 100 — 2,473 Total finance costs, net 120 — 120 28 26 174 Profit after taxes 1,669 32 1,701 51 (19) 1,733 Attributable to: Shareholders 1,669 32 1,701 31 (19) 1,713 Non-controlling interest — — — 20 — 20 Diluted earnings per share (€) 3.63 3.71 3.73 Diluted weighted average shares outstanding 459 A. Amounts represent items affecting the comparability of CCEP’s year over year financial performance. B. Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability. C. Amounts represent transaction accounting adjustments for the 12 months ending 31 December 2023 as if the acquisition had occurred on 1 January 2023 comprising finance costs from CCEP acquisition financing. Tax rate used is 24%, in line with the Group's effective tax rate for the year ended 31 December 2023. Separate financing adjustment is included within CCBPI Adjusted comparable. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 92 Business and financial review continued

The table below illustrates the impact of adjustments made to CCBPI in order to present them on a basis consistent with CCEP’s accounting policies and including acquisition accounting adjustments. Year ended 31 December 2023 Iin millions of € Historical CCBPI(A) Reclassifications(B) Historical adjusted CCBPI Transaction accounting adjustments(C) Items impacting comparability(D) Adjusted comparable Revenue 1,757 (1) 1,756 — (12) 1,744 Cost of sales 1,380 (2) 1,378 17 (13) 1,382 Operating profit 124 (3) 121 (21) — 100 Total finance costs, net — (2) (2) 29 1 28 Profit after taxes 90 — 90 (39) — 51 A. Historical unaudited CCBPI results for the period 1 January 2023 to 31 December 2023. B. Accounting policy and classification adjustments made to CCBPI in order to present on a basis consistent with CCEP IFRS accounting. C. Amounts represent transaction accounting adjustments for the 12 months ending 31 December 2023 as if the acquisition had occurred on 1 January 2023, and mainly include incremental depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment, inventory step-up costs, an increase in total finance costs as a result of local financing in the Philippines related to the acquisition and the inclusion of acquisition and integration related costs. D. Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include inventory step-up costs, acquisition and integration related costs and the impact from the reversal of certain provisions. Operating profit by segment Operating profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2024 2023 % Change As reported 1,769 1,842 (4.0%) Adjust: Total items impacting comparability 246 46 n/a Comparable 2,015 1,888 6.7% Adjust: Impact of FX changes (13) n/a n/a Comparable and FX neutral 2,002 1,888 6.0% Adjusted operating profit APS In millions of €. FX impact calculated by recasting current year results at prior year rates. Year ended 31 December 2024 2023 % Change As reported 363 497 (27.0%) Add: Adjusted operating profit impact 12 121 n/a Adjust: Acquisition accounting (2) (21) Adjust: Total items impacting comparability 285 (12) Adjusted comparable 658 585 12.5% Adjust: Impact of FX changes 12 n/a n/a Adjusted comparable and FX neutral 670 585 14.5% The Company’s Strategic Report is set out on pages 1-93. The Strategic Report was approved by the Board on 21 March 2025 and signed on its behalf by Damian Gammell Chief Executive Officer Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 93 Business and financial review continued

GOVERNANCE AND DIRECTORS’ REPORT In this section 95 96 98 103 106 118 119 122 123 130 131 132 132 134 135 136 149 153 Chairman’s introduction Board of Directors Directors’ biographies Senior management Corporate governance report Nomination Committee Chairman’s letter Nomination Committee report Audit Committee Chairman’s letter Audit Committee report ESG Committee Chairman’s letter ESG Committee report Directors’ remuneration report Statement from the Remuneration Committee Chairman Overview of remuneration policy Remuneration at a glance Annual report on remuneration Directors’ report Directors’ responsibilities statement Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 94

A strong corporate governance framework is essential to the long-term sustainable growth of our business” 2024 was another busy year for the Board. It is important for the Board to understand the business and, where possible, to meet management and our employees and see the business first hand. We, therefore, took the opportunity to meet our new colleagues in the Philippines in March. We gained valuable first hand insight into the Philippines business through site visits and market tours and it was encouraging to see high levels of engagement at our first Philippines employee townhall. Integration of the Philippines business into CCEP was a key priority during the year and positive progress has been made in establishing a strong alignment of people, culture and leadership. Culture The Board plays an integral role in shaping a culture which encourages collaboration, diversity and inclusivity. During the year, we have realigned our cultural strategy, policies and practices to reflect the global growth of our business and ensure our values align with our strategic objectives. Detail on how the Board monitors culture can be found on pages 115 - 116 Succession planning To do this we need to continue to have great people managing the business, and strong succession planning is important for both the ELT and the Board. Developing a strong and diverse pipeline of future senior leaders has been high on CCEP’s agenda, with several initiatives this year. This was demonstrated by the seamless transition of CFOs from Nik Jhangiani to Ed Walker, as well as being able to fill two other vacancies on the ELT with excellent internal candidates. The Nomination Committee has also continued to drive the right Board refreshment to meet needs identified by our skills matrix. We were delighted to welcome Guillaume Bacuvier to the Board in January 2024 and to benefit from his experience in data and technology. We will be sorry to lose Dagmar Kollmann who will retire from the Board in May 2025. She has been a valued Board member throughout her tenure. However, we look forward to welcoming Robert Appleby to the Board with effect from the conclusion of the 2025 AGM. For more detail on Board and ELT changes see page 119-120 Board performance review We again conducted a review of the effectiveness of the Board and its Committees supporting our continuous improvement. In line with UK Corporate Governance Code requirements to appoint an external board evaluator at least once every three years, this year the process was led by Dr Tracy Long of Boardroom Review. The Board discussed the feedback and agreed a clear action plan as a result. An overview of the Board performance review process and findings can be found on pages 113 - 114 Committee terms of reference We brought this thinking into the review of the Committee terms of reference. It is important to give each Committee a clear remit that reflects the current requirements of the Board and the business in a fast-changing world, aligns with best practice, and meets regulatory requirements, including the UK Corporate Governance Code. Stakeholders and sustainability The Board continues to recognise the importance of engaging effectively with our stakeholders. This helps the business become more sustainable in every sense and it is important to the long term success of the business. The ESG and Audit Committees have been also monitoring and ensuring compliance with the complex changing reporting requirements on sustainability. Transfer to ESCC category The Board successfully applied to transfer CCEP’s London listing to the new equity shares (commercial companies) category, enabling subsequent inclusion in the FTSE 100 Index from March 2025. The Board believes that this will make CCEP accessible to a wider potential investor base. A summary of the Board's decision making process can be found on page 65 Looking forward to 2025 We will continue to use good governance to guide us in meeting the challenges and taking the opportunities to promote the success of CCEP for the benefit of all our shareholders. Sol Daurella Chairman 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 95 Chairman’s introduction

Our Board of Directors(A) is diverse, experienced and knowledgeable, bringing together the skills needed for our long-term success in line with our skills matrix. Total number of Directors on the Board♦ 17 Independent Directors on the Board(B)♦ 9 Women on the Board 6 A. Based on Directors as at 10 March 2025. B. Excluding the Chairman. Representing 53% of the full Board. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 96 Board of Directors♦ ESRS 2 GOV-1 ESRS

1. Sol Daurella 2. Damian Gammell 3. Manolo Arroyo 4. Guillaume Bacuvier 5. John Bryant 6. Jos&eacute; Ignacio Comenge 7. Nathalie Gaveau 8. &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 9. Mary Harris 10. Thomas H. Johnson 11. Dagmar Kollmann 12. Alfonso L&iacute;bano Daurella 13. Nicolas Mirzayantz 14. Mark Price 15. Nancy Quan 16. Mario Rotllant Sol&aacute; 17. Dessi Temperley Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 97 Board of Directors

Our Board consisted of our Chairman, CEO and 15 Non-executive Directors as at 31 December 2024.♦ Biographies of our Board members and details of Board and Committee changes made during the reporting period are set out on pages 98 - 102. Sol Daurella Chairman Appointed May 2016 Committees Key strengths/experience • Experienced director of public companies operating in an international environment • A deep understanding of fast moving consumer goods (FMCG) and our markets • Extensive experience at Coca-Cola bottling companies • Strong international strategic and commercial skills • Sol and the Daurella family have been part of the Coca-Cola system for over 70 years, when the first bottling agreement was signed in Spain in 1951 Key external commitments Co-Chairman and member of the Executive Committee of Cobega, S.A., Executive Chairman of Olive Partners, S.A., director of Equatorial Coca-Cola Bottling Company, S.L., independent non-executive director and a member of the Appointments and Remuneration Committees and Chairman of the Responsible Banking, Sustainability and Culture Committee of Banco Santander Previous roles Various roles at the Daurella family’s Coca-Cola bottling business, director of Banco de Sabadell, Ebro Foods, Acciona and Co-Chairman of Grupo Cacaolat Damian Gammell Chief Executive Officer (CEO) Appointed December 2016 Key strengths/experience • Strategy, risk management, development and execution experience • Vision, customer focus and transformational leadership • Developing people and teams and promoting sustainability • Over 25 years of leadership experience and in depth understanding of the non- alcoholic ready to drink industry and within the Coca-Cola system Key external commitments N/A Previous roles Beverage Group President of Anadolu Group and CEO of Anadolu Efes, CEO and Managing Director of Coca-Cola İ&ccedil;ecek A.Ş. and a number of other senior executive roles in the Coca-Cola system including in Russia, Australia and Germany Manolo Arroyo Non-executive Director Appointed May 2021 Committees Key strengths/experience • Extensive experience working in the Coca-Cola system • Strong operational leadership experience in international consumer goods groups, lived and worked in four continents, both developed and emerging markets • Strategic marketing, commercial and bottling expertise • Served as Chief Executive Officer (CEO) of publicly listed FMCG company • In depth understanding of brands in Coca-Cola system Key external commitments Executive Vice President and Global Chief Marketing Officer at The Coca-Cola Company (TCCC) Previous roles President of the Asia Pacific Group, Bottling Investments Group, and Mexico business unit of TCCC, CEO of Deoleo, S.A., Senior Vice President and President, Asia Pacific of S.C. Johnson & Son, Inc., President of the ASEAN and SEWA business units of TCCC, General Manager of the Spain business unit of TCCC, Boards of Directors: Vice- Chairman of Coca-Cola COFCO Bottling China; non-executive director of ThaiNamthip Limited and Coca-Cola Andina and non-executive director of Effie Worldwide Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 98 Directors’ biographies♦ Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman ESRS 2 GOV-1 ESRS

Guillaume Bacuvier Independent Non-executive Director Appointed January 2024 Committees Key strengths/experience • Valuable perspectives on consumer behaviours and strategy • Brings a wealth of marketing effectiveness insights from across Europe and APAC • Strong track record of commercial and technological business transformation Key external commitments CEO of Worldpanel, Kantar’s consumer panel market research division, and non-executive director of Berger-Levrault Previous roles CEO of dunnhumby, a number of senior positions at Google and Orange and non-executive director of Attest Technologies Limited and VEON Ltd John Bryant Independent Non-executive Director Appointed January 2021 Committees Key strengths/experience • Chairman/CEO of a multinational public company • Expert in strategy, mergers and acquisitions, restructuring and portfolio transformation • 30 years’ experience in consumer goods • Strong track record of finance and operational leadership, experience in overseeing information technology • Engaged in the cybersecurity strategy process Key external commitments Chairman of the Board and of the Nomination and Governance Committee and member of the Remuneration Committee of Flutter Entertainment plc, non-executive director, Chairman of the Remuneration Committee and member of the Audit, Corporate Responsibility and Nomination Committees of Compass Group plc and non-executive director and member of the Audit and Nominating and Corporate Governance Committees of Ball Corporation Previous roles Executive Chairman and CEO of Kellogg Company having previously held a variety of senior roles in the Kellogg Company, strategy advisor at A.T. Kearney and Marakon Associates and non-executive director of Macy’s Inc. Jos&eacute; Ignacio Comenge Non-executive Director Appointed May 2016 Committees Key strengths/experience • Extensive experience of the Coca-Cola system • Broad board experience across industries and sectors • Knowledgeable about the industry in our key market of Iberia • Insights in formulating strategy drawn from leadership roles in varied sectors Key external commitments Director of Olive Partners, S.A., ENCE Energ&iacute;a y Celulosa, S.A., Compa&ntilde;&iacute;a Vin&iacute;cola del Norte de Espa&ntilde;a, S.A., Ebro Foods S.A., Chairman of Mendibea 2002, S.L. and Chairman of Ball Beverage Can Iberica, S.L Previous roles Senior roles in the Coca-Cola system, AXA, S.A., Aguila and Heineken Spain and Vice-Chairman and CEO of MMA Insurance Nathalie Gaveau Independent Non-executive Director Appointed January 2019 Committees Key strengths/experience • Successful tech entrepreneur and investor • Expert in e-commerce and digital transformation, innovation, mobile, data and social marketing • International consumer goods experience Key external commitments Non-executive director of Lightspeed Commerce Inc., Sonepar and Senior Advisor to BCG Previous roles Founder and CEO of Shopcade, Interactive Business director of the TBWA Tequila Group, Asia Pacific E-business and CRM Manager for Club Med, co-founder and Managing Director of Priceminister, Financial Analyst for Lazard, and non-executive director of HEC Paris, PortAventura World and Calida Group and President of Tailwind International Corp, special acquisition company Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 99 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

&Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Non-executive Director Appointed March 2018 Key strengths/experience • Broad knowledge of working in the food and beverage industry • Extensive understanding of the Coca-Cola system, particularly in Iberia • Expertise in finance and investment banking • Strategic and investment advisor to businesses in varied sectors Key external commitments Director of Olive Partners, S.A. Previous roles Various board appointments in the Coca-Cola system, including as President of Begano, S.A., director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallv&eacute; & Contreras and director of Global Omnium (Aguas de Valencia, S.A.) and Sinensis Seed Capital SCR de RC, S.A. Mary Harris Independent Non-executive Director Appointed May 2023 Committees Key strengths/experience • Top level strategic outlook with international and consumer focus • Significant non-executive director experience gained from other major listed companies • Deep understanding of remuneration requirements gained from previous Remuneration Committee chair roles Key external commitments Chair of the Remuneration Committee of Reckitt plc, a Supervisory Board member at HAL Holding N.V. and member of the Corporate Governance Board Council at INSEAD business school Previous roles Non-executive director at ITV plc, Unibail-Rodamco Westfield SE, Sainsbury’s plc, TNT Express and TNT N.V. and Partner at McKinsey & Company Thomas H. Johnson Independent Non-executive Director and Senior Independent Director Appointed May 2016 Committees Key strengths/experience • Chairman/CEO of international public companies • Manufacturing and distribution expertise • Extensive international management experience in Europe • Investment and finance experience Key external commitments CEO of The Taffrail Group, LLC and non- executive director of Universal Corporation Previous roles Chairman and CEO of Chesapeake Corporation, President and CEO of Riverwood International Corporation, and director of Coca-Cola Enterprises, Inc., GenOn Corporation, Mirant Corporation, ModusLink Global Solutions, Inc., Superior Essex Inc. and Tumi, Inc. Dagmar Kollmann Independent Non-executive Director Appointed May 2019 Committees Key strengths/experience • Expert in finance and international listed groups • Thorough understanding of capital markets and mergers and acquisitions • Extensive commercial and investor relations experience • Strong executive and senior leadership experience in global businesses • Risk oversight and corporate governance expertise Key external commitments Chairman of the Supervisory Board of Citigroup Global Markets Europe AG, member of the Supervisory Board of Unibail-Rodamco-Westfield SE and Deutsche Telekom AG, non-executive director of Paysafe Group Limited, and Commissioner in the German Monopolies Commission Previous roles CEO and Country Head in Germany and Austria for Morgan Stanley, member of the boards of Morgan Stanley International Ltd and Morgan Stanley and Co. International Ltd in London, Associate Director of UBS in London, non-executive director of KfW IPEX-Bank and Deputy Chairman of the Supervisory Boards of Hypo Real Estate Holdings AG and Deutsche Pfandbriefbank AG Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 100 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Alfonso L&iacute;bano Daurella Non-executive Director Appointed May 2016 Committees Key strengths/experience • Developed the Daurella family’s association with the Coca-Cola system • Detailed knowledge of the Coca-Cola system • Insight to CCEP’s impact on communities from experience as trustee or director of charitable and public organisations • Experienced corporate social responsibility committee chair Key external commitments Vice Chairman and Member of the Executive Committee of Cobega, S.A., director of Olive Partners, S.A., Chairman of Equatorial Coca-Cola Bottling Company, S.L., Co-chair of the Polaris Committee at United Nations and FBN, and Chair of the Family Business Network and member of the board of the American Chamber of Commerce in Spain/ Vice Chair of MACBA museum in Barcelona Previous roles Various roles at the Daurella family’s Coca-Cola bottling business, Director and Chairman of the Quality & CRS Committee of Coca-Cola European Partners, S.A, director of Grupo Cacaolat, S.L. and Director of The Coca-Cola Bottling Company of Egypt, S.A.E, member of the board of Banco Espa&ntilde;ol de Credito Banesto, Chair of Family Business Europe and Trustee of the African Coca-Cola Foundation Nicolas Mirzayantz Independent Non-executive Director Appointed May 2023 Committees Key strengths/experience • Over 30 years of strategic, operational and business transformation experience • A deep understanding of the FMCG industry • Strong sustainability and ESG experience Key external commitments Director of Puig S.L. Previous roles Various senior roles at International Flavors & Fragrances, including President, Nourish Division and Divisional CEO, Scent Division. Previously served on the Board of the International Fragrance Association and was a Cultural Leader at the World Economic Forum Mark Price Independent Non-executive Director Appointed May 2019 Committees Key strengths/experience • Extensive experience in the retail industry • A deep understanding of international trade • Strong strategic and sustainable development skills Key external commitments Member of the House of Lords, Founder of WorkL, and Stour Publishing and Perry Previous roles Managing Director of Waitrose and Deputy Chairman of John Lewis Partnership, non-executive director and Deputy Chairman of Channel 4 TV and Minister of State for Trade and Investment and Trade Policy, Chair of Business in the Community, The Prince’s Countryside Fund and Member of Council at Lancaster University Nancy Quan Non-executive Director Appointed May 2023 Committees Key strengths/experience • Extensive knowledge of the Coca-Cola system • Significant leadership experience spanning innovation and consumer trends, research and development, quality, safety, regulatory governance, sustainability and supply chain • Experience applicable to our expanded geographical footprint in the APS region Key external commitments Executive Vice President and Global Chief Technical and Innovation Officer at TCCC, a member of the Liberty Mutual Group Board of Directors, the Industry Affiliates Advisory Board for the University of California Davis MBA Program and the FIRST (For Inspiration and Recognition of Science and Technology) Executive Advisory Board Previous roles Various senior roles at TCCC including Chief Technical Officer for Coca-Cola North America, Global Research and Development Officer, Vice President, Innovation, Research and Development, General Manager for Europe and Eurasia Group, Vice President, Research and Development, Pacific Group, responsible for the Shanghai, Japan and India Research and Development Centres Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 101 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman

Mario Rotllant Sol&aacute; Non-executive Director Appointed May 2016 Committees Key strengths/experience • Extensive international experience in the food and beverage industry • Experience of chairing a remuneration committee • In-depth technical knowledge of the Coca-Cola system and the bottling industry • Development of non-profit organisations Key external commitments Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling Company, Chairman of the Advisory Board of Banco Santander, S.A. in Catalonia and a director of Equatorial Coca-Cola Bottling Company, S.L. Previous roles Second Vice-Chairman and member of the Executive Committee and Chairman of the Appointment and Remuneration Committee of Coca-Cola Iberian Partners, S.A. Dessi Temperley Independent Non-executive Director Appointed May 2020 Committees Key strengths/experience • Financial and technical accounting expertise • Strong commercial insights and knowledge of European markets • International consumer brands experience • Skilled in technology Key external commitments Non-executive director and Chairman of the Audit Committee of Cimpress plc, non-executive director and member of the Audit, Finance and Consumer Relationships and Regulation Committees of Philip Morris International Inc. and member of the Supervisory Board of Corbion N.V. Previous roles Group CFO of Beiersdorf AG, member of the Supervisory Board of Tesa SE, Head of Investor Relations at Nestl&eacute;, CFO of Nestl&eacute; Purina EMENA and CFO of Nestl&eacute; South East Europe, and finance roles at Cable & Wireless and Shell Board and Committee changes during 2024 Effective 1 January 2024: • Guillaume Bacuvier was appointed to the Board • Nicolas Mirzayantz was appointed to the Audit Committee Effective 22 May 2024: • Thomas H. Johnson stepped down as a member of the Remuneration Committee and was appointed as a member of the Affiliated Transaction Committee • Guillaume Bacuvier was appointed as a member of the Remuneration Committee 2025 Board and Committee changes Subject to their election/re-election, Robert Appleby will succeed Dagmar Kollmann as an Independent Non- executive Director and Mary Harris will succeed Thomas H. Johnson as Chairman of the Nomination Committee at the conclusion of the AGM due to be held on 22 May 2025. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 102 Directors’ biographies continued Key to Committees Affiliated Transaction Committee Audit Committee Environmental, Social and Governance Committee Nomination Committee Remuneration Committee Committee chairman Read more about Robert Appleby's experience on page 117

Our senior management team and Damian Gammell together constitute the members of the Executive Leadership Team (ELT). Ed Walker Chief Financial Officer (CFO) Appointed July 2024 Ed has over 30 years of financial experience, the majority of which within the Coca-Cola system, most recently as Group Controller at CCEP prior to his appointment as CFO. Ed has been with CCEP since its formation and prior to that held several roles in the Coca-Cola system, including CFO of the Coca-Cola bottler in Canada. Ed’s experience over the past decade has focused on Group finance planning, analysis and control, and he also has a number of years of finance leadership experience across manufacturing, purchasing, commercial, marketing and Group functions. Ed began his career within the Management Development Scheme at Unilever plc and is also a qualified accountant. Clare Wardle General Counsel and Company Secretary Appointed July 2016 Clare leads legal, risk, compliance, security and company secretariat. Prior to joining CCEP, she was Group General Counsel and Company Secretary at Kingfisher plc, Commercial Director, General Counsel and Company Secretary at Tube Lines and held senior roles at the Royal Mail Group. She began her career as a barrister before moving to Hogan Lovells. Clare is the Senior Independent Director of The City of London Investment Trust plc and chair of the Royal British Legion Industries’ Development Board. Clare is also an executive sponsor of inclusion at CCEP. Jos&eacute; Antonio Echeverr&iacute;a Chief Customer Service and Supply Chain Officer Appointed September 2019 Jos&eacute; Antonio leads CCEP’s end to end supply chain and customer service. He is focused on creating a superior experience for our customers, while delivering an expanded and sustainable portfolio of drinks and packaging. He has been a part of the Coca-Cola system since 2005, serving in multiple roles including Vice President of Strategy and Transformational Projects for the Iberia business unit, and Vice President, Strategy and Coordination for Supply Chain across CCEP. Jos&eacute; Antonio is also an executive sponsor of inclusion at CCEP. Peter Brickley Chief Information Officer (CIO) Appointed November 2016 Peter leads the business process and technology function at CCEP, including steering CCEP’s investments in technology solutions. Peter has over 25 years’ experience leading technology for global businesses including Heineken, Centrica and BAT. Before CCEP, he was Global CIO and Managing Director of Global Business Services at SABMiller. Peter is chair designate of the Chorley Building Society. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 103 Senior management

Stephen Lusk Chief Commercial Officer Appointed March 2021 Stephen is responsible for advancing and shaping our commercial strategy and capabilities and driving our performance in the market and with customers. He works closely with business unit General Managers to build future commercial capability and with our franchise partners to bring their brands and products to life. Stephen has spent the last 30 years in the Coca-Cola system, holding senior positions in supply chain, sales and marketing and general management in Europe and Asia. Before joining CCEP, he led the Coca-Cola bottler in Singapore, Malaysia and Brunei. An Vermeulen Chief Public Affairs, Communications and Sustainability (PACS) Officer Appointed September 2024 An leads CCEP’s sustainability strategy, effective communication with stakeholders and employees and engagement with media, policymakers and communities. An brings diverse experience to the PACS leadership role from her career across multiple countries and areas of business, most recently as Vice President and Country Director of Belgium and Luxembourg. She joined CCEP almost 25 years ago. In that time, she quickly rose to hold a number of senior positions in PACS, business transformation, strategy, field sales, key account and general management. V&eacute;ronique Vuillod Chief People and Culture Officer Appointed November 2020 V&eacute;ronique heads CCEP’s People and Culture function. She leads the human capital strategies, nurturing our people centric organisation. Having joined the Coca-Cola system and bottling operations 28 years ago, she has worked in many human resources (HR) positions across business units, commercial and supply chain functions overseeing HR strategy and partnering with business leaders, as well as specialist positions in talent and leadership. She has led transformational change initiatives driving organisational growth and employee experience. She began her career as a management consultant with PricewaterhouseCoopers. She is an advocate for human centred workplaces, supports the promotion of inclusion and well- being, best practices in culture, leadership, workplace, and digital HR innovations. Leendert den Hollander General Manager, France- Benelux-Nordics Appointed September 2020 Leendert is responsible for the France-Benelux-Nordics Business Unit. Previously, he was General Manager of Great Britain. Prior to CCEP, Leendert was CEO of Young’s Seafood and Managing Director at Findus Group Ltd. Earlier in his career, Leendert spent 15 years at Procter & Gamble in senior marketing positions. Leendert is also an executive sponsor of inclusion at CCEP. John Galvin General Manager, Germany Appointed June 2022 John leads CCEP’s business unit in Germany. John joined the business in 2019 and, prior to his appointment as General Manager of Germany, held the role of Vice President, Sales and Marketing for Germany. Previously, John led Coca-Cola İ&ccedil;ecek’s business in Pakistan, and he began his career with Diageo. He has held sales, marketing and general management roles across Europe and Asia, and brings significant international experience and leadership in the beverage sector to CCEP. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 104 Senior management continued

Ana Callol General Manager, Iberia Appointed January 2025 Ana started her career in marketing and commercial and moved to Public Affairs, Communications and Sustainability (PACS) leadership roles in the Iberian business before becoming Chief PACS Officer. Ana is known for her leadership on strategic issues and significant impact in shaping our sustainability agenda, integrating it in the way we do business and engage our consumers and customers. Ana has worked within the Coca-Cola system for 23 years in leadership roles across PACS, marketing, commercial and sales, developing the capabilities needed to succeed as General Manager, Iberian Business Unit. Stephen Moorhouse General Manager, Great Britain Appointed September 2020 Stephen is responsible for CCEP’s business unit in Great Britain. He has over 25 years’ experience in the Coca-Cola system, leading business operations and supply chain. Stephen has held a number of other senior executive roles throughout Europe, most recently as General Manager of Northern Europe. Prior to joining, he worked overseas for the Swire Group in the US and Asia Pacific region. Stephen is a member of the CEO Forum of the Institute of Grocery Distribution and of the British Soft Drinks Association. Stephen is also an executive sponsor of inclusion at CCEP. Peter West General Manager, Australia, Pacific and South East Asia Appointed May 2021 Peter was appointed Vice President and General Manager of the APS business unit in May 2021, following the acquisition of Coca-Cola Amatil Limited. Peter originally joined CCL as Managing Director, Australian Beverages in April 2018. Prior to this role, Peter was Managing Director of Lion’s Dairy and Drinks business in Australia and has held several senior roles at Arnott’s Biscuits Ltd. and Mars Confectionery, including Regional President for Continental Europe for Mars Chocolate. ELT changes during 2024 Effective 31 March 2024: • Victor Rufart stepped down from his role as Chief Integration Officer Effective 01 July 2024: • Ed Walker was appointed Chief Financial Officer following the resignation of Nik Jhangiani. Nik supported the transition until August 2024 Effective 01 September 2024: • Ana Callol stepped down from her role as Chief PACS Officer and was appointed Deputy General Manager, Iberia • An Vermeulen was appointed as Chief PACS Officer Effective 31 December 2024: • Francesc Cosano stepped down from his role as General Manager, Iberia 2025 ELT changes Effective 01 January 2025: • Ana Callol assumed the role of General Manager, Iberia Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 105 Senior management continued

Governance framework♦ Our corporate governance framework is summarised below, with further detail provided on the following pages. Board of Directors Chairman Leads the Board and creates the conditions for overall Board and individual Director effectiveness. CEO Implements the strategy approved by the Board and manages the business on a day to day basis. SID Provides a sounding board for the Chairman and serves as an intermediary for the other Directors and shareholders. NEDs Holds management to account and provides constructive challenge, strategic guidance, external insight and specialist advice to the Board and its Committees. Company Secretary Advises the Board on legal, compliance and corporate governance matters and ensures that all Directors have timely access to relevant information. Committees Audit Committee Assists the Board in fulfilling its corporate governance responsibilities relating to the Group’s financial reporting, risk and internal control framework and any other matters referred to it by the Board. Nomination Committee Leads the process for appointments to the Board and to ELT positions and oversees wider people matters for the Group, including ethics and compliance and Code of Conduct (CoC) matters. Remuneration Committee Sets, monitors and reports on the remuneration policy and framework for the Board, ELT and wider workforce. Environmental, Social and Governance (ESG) Committee Oversees performance against CCEP’s strategy and goals for ESG including oversight of ESG-related risks. Affiliated Transaction Committee (ATC) Reviews transactions with affiliates (i.e. holders of 5% or more of the securities or other ownership interests of CCEP) and provides recommendations regarding them to the Board. Read more about our Audit Committee on pages 122-129 Read more about our Nomination Committee on pages 118-121 Read more about our Remuneration Committee on pages 132-148 Read more about our ESG Committee on pages 130-131 ELT Supports the CEO in the day to day management of the business and execution of the agreed strategy. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 106 Corporate governance report ESRS 2 GOV-1 ESRS

Statement of compliance with the 2018 UK Corporate Governance Code (the Code) During the year ended 31 December 2024, CCEP has applied the principles of the 2018 Code and complied with its provisions, save as set out below. A copy of the 2018 Code is available on the Financial Reporting Council’s (FRC) website: www.frc.org.uk/library/ standards-codes-policy/corporate- governance/uk-corporate-governance- code/ This year the FRC published the new 2024 Code, which will apply to CCEP from 2025 (with the exception of provision 29, which will apply from 2026). We have undertaken a gap analysis between the 2018 Code and the 2024 Code in preparation for reporting against the 2024 Code next year. Chairman Code provision 9 The Chairman, Sol Daurella, was not considered independent on her appointment. However, we benefit from her vast knowledge of, and long- term commitment to, the Coca-Cola system and her extensive experience and leadership skills gained from her roles as director and CEO of large public and private institutions across many different sectors. Remuneration Code provision 32 The Remuneration Committee is not composed solely of INEDs, although it comprises a majority of INEDs. The Shareholders’ Agreement requires that the Remuneration Committee includes at least one Director nominated by: • Olive Partners, for as long as it owns at least 15% of the Company • European Refreshments Unlimited Company (ER), a subsidiary of The Coca-Cola Company (TCCC), for as long as it owns at least 10% of the Company The Remuneration Committee, and its independent Chairman, benefit from the nominated Directors’ extensive understanding of the Group’s market. Code provision 33 The Remuneration Committee is not solely responsible for setting the remuneration of the Chairman and CEO. Instead, the Board (excluding any Director whose remuneration is linked to the decision) determines their remuneration, including the Non- executive Directors (NEDs), on the recommendation of the Remuneration Committee and following rigorous analysis and debate. To date, the Board has followed all of the Remuneration Committee’s recommendations. All executives recuse themselves from decision making when discussing executive remuneration. This Corporate governance report, including the Nomination Committee, Audit Committee, ESG Committee and Remuneration Committee reports, explain how we have applied the principles and complied with the provisions of the Code. Board leadership and company purpose The Board 96 - 102 Purpose, culture and values 115 - 116 Resources and control framework 5, 66 - 67 and 106 Stakeholder engagement 61 - 64 Workforce policies and practices 14 - 17 Division of responsibilities Role of the Chairman 8 and 106 Division of responsibilities 106 Role of the Non-executive Directors 106 Operation of the Board 108 - 109 Composition, succession and evaluation Appointments to the Board 118 - 120 Board skills, experience and knowledge 96 - 102 Performance evaluation 113 - 114 Audit, risk and internal control Independence and effectiveness of internal and external auditors 127 - 128 Fair, balanced and understandable assessment 153 Risk and internal controls 76 and 129 Remuneration Alignment to purpose, values and long-term success 134 Implementation of remuneration policy 136 - 148 Independent judgement and discretion 132 - 134 Differences between the Code and the Nasdaq corporate governance rules (the Nasdaq Rules) The Company is a “foreign private issuer” (FPI) as defined under US securities law. It is therefore exempt from most of the Nasdaq Rules that apply to domestic US companies, because of its compliance with the Code. Under the Nasdaq Rules, the Company is required to disclose differences between its corporate governance practices and those followed by domestic US companies listed on Nasdaq. The differences are summarised below. Director independence The Nasdaq Rules require a majority of the Board to be independent whille the Code requires at least half of the Board (excluding the Chairman) to be independent. Board Committees CCEP has a number of Committees whose purpose and composition are broadly comparable to the requirements of the Nasdaq Rules for domestic US companies. The Nasdaq Rules, however, require that only the Audit Committee of an FPI be all independent. Accordingly, CCEP’s Audit Committee is all independent and all of its other committees are majority independent. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 107 Corporate governance report continued

NED meetings The Nasdaq Rules require INEDs to meet without the rest of the Board at least twice a year. The Code requires NEDs to meet without the Chairman present at least once annually to appraise the Chairman's performance. The NEDs have regular meetings without management present and, in 2024, there were two separate meetings of INEDs. Nasdaq Code of Conduct The Nasdaq Rules require domestic US companies to adopt and disclose a code of conduct applicable to all directors, officers and employees. The CCEP Code of Conduct (CoC) applies to all employees, officers and Directors of the Group. Our CoC seeks to ensure that we act with integrity and accountability in all our business dealings and relationships. Our policies also drive compliance with relevant legislation. The CoC covers issues such as anti- bribery, data protection, environmental regulation, human rights, health, safety, wellbeing and respect for others. It aligns with the UN Global Compact, the UN Guiding Principles on Business and Human Rights, the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, the US Foreign Corrupt Practices Act, the UK Bribery Act, the EU General Data Protection Regulation, the Spanish and Portuguese Criminal Codes and Sapin II. We also expect all third parties who work on our behalf to act in an ethical manner consistent with our CoC and to comply with our Responsible Sourcing Policy. All employees are required to undergo CoC training, which is also a part of the induction process for new employees. Training on specific topics related to their roles is provided where needed. Our CoC specifically calls out manager responsibilities and includes a matrix to help with decision making and guidance on situations such as bullying and harassment. Although the Nasdaq Rules require domestic US companies to disclose within four business days of any determination to grant a waiver of a code of conduct, if the Board amends or waives the provisions of the CoC, details of the amendment or waiver will appear on the website. No such waiver or amendment has been made or given to date. See our CoC at view.pagetiger.com/ Code-of-Conduct-Policy CCEP considers that the CoC and related policies meet the Nasdaq Rules on the codes of conduct for relevant domestic US companies. Corporate governance framework The governance framework of the Company is set out in its Articles of Association (the Articles) and the Shareholders’ Agreement. These provide a high level framework for the Company’s affairs, governance and relationship with its stakeholders including its shareholders. The Articles, Shareholders’ Agreement and frequently asked questions about the governance framework are available on the Company’s website at cocacolaep.com/who-we-are/ governance/. Role of the Board To retain control of key decisions and ensure there is a clear division of responsibilities, there is a formal schedule of matters reserved to the Board. Reserved matters include strategic decisions, approval of annual and long-term business plans, suspension, cessation or abandonment of any material activity of the Group, and material acquisitions and disposals. The Board delegates certain matters to its Committees as set out on page 106. Each Committee has its own written terms of reference, which are reviewed annually. These are available at cocacolaep.com/who-we-are/ governance/committees/. The Board, through the Nomination Committee, assesses and monitors the Group’s culture to ensure it aligns with the Group’s purpose, values and strategy set by the Board. Read more about our culture on pages 115-116. Board diversity and composition The composition of the Board and its Committees is set out on page 111. Our Board members have a range of backgrounds, skills, experience and nationalities, demonstrating a rich cognitive diversity. See an overview of our Directors’ skills and experience on pages 96-102 Our commitment to diversity begins at the top with clear leadership from the Board and is embedded at every level of our business through our Inclusion, Diversity and Equity policy and This is Forward commitments. Read more about Board diversity on page 119 Read more about our This is Forward on people commitments on page 22 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 108 Corporate governance report continued

Independence of Non-executive Directors The Board reviewed the independence of all the NEDs against the Code and also considered the requirements of SEC Rule 10A-3 in relation to the Audit Committee. As discussed below, a majority of the Board and the entirety of the Audit Committee are independent under both standards. It determined that Guillaume Bacuvier, John Bryant, Nathalie Gaveau, Mary Harris, Thomas H. Johnson, Nicolas Mirzayantz, Mark Price, and Dessi Temperley are independent and continue to make effective contributions. At its meeting in March 2025, the Board determined that Robert Appleby, joining the Board subject to election at the AGM, was also independent. The Board recognises that the remainder of CCEP’s NEDs, including the Chairman, cannot be considered independent. However, they continue to demonstrate effective judgement when carrying out their roles and are clear on their obligations as Directors, including under section 172 of the UK Companies Act 2006 (the Companies Act). Conflicts of interest The Companies Act, the Articles and the Shareholders’ Agreement allow the Directors to manage situational conflicts (situations where a Director has an interest that conflicts, or may conflict, with our interests). Each Director is required to declare any interests that may give rise to a situational conflict of interest with CCEP on appointment and subsequently as they arise. Directors are required to review and confirm their interests annually. The ATC exists to oversee transactions with affiliates. The Nomination Committee considers issues involving potential situational conflicts of interest of Directors. The Board is satisfied that effective systems are in place for identifying and managing conflicts of interest. Controlling shareholder Olive Partners is regarded as a “controlling shareholder” of CCEP under the UK Listing Rules (the UKLR) as it holds &gt;30% of voting rights in the Company. The Board confirms that CCEP continues to be able to carry on its main business activity independently from Olive Partners. Board support Board meetings are generally scheduled at least one year in advance, with ad hoc meetings scheduled to suit business needs. Meetings are held in a variety of locations, reflecting our engagement with all aspects of our international business. The Chairman sets the Board agenda, which consists of discussion topics that align with our strategic objectives and promote the long-term success of CCEP. At each Board meeting the Directors receive reports from Committee Chairs, business and commercial updates from the CEO (including on performance, people, commercial, digital, technology, sustainability and innovation), finance reports from the CFO and reports covering governance and regulatory updates from the Company Secretary. Before each Board meeting, the Chairman, CEO and Company Secretary agree on the final agenda. This covers discussion items such as the status of ongoing projects and stakeholder considerations. Comprehensive briefing papers are circulated electronically to all Directors in advance of each meeting, to allow time to review the matters which are to be discussed. Directors have access to the advice and services of the Company Secretary and independent professional advice at the Company’s expense. Board and Committee meetings The Board held seven formal meetings and one strategy meeting during 2024, with additional ad hoc meetings with Board and Committee members held in line with business needs. Directors are expected to attend every meeting. If a Director cannot attend, the relevant papers are provided to that Director in advance so that comments can be given to the Chairman or Committee Chairman, as applicable, who relays them at the meeting. Afterwards, the Chairman or Committee Chairman, as applicable, also briefs the Director on the matters discussed. The Chairman attends most Committee meetings. There is cross membership between the Audit Committee and Remuneration Committee. This helps ensure remuneration outcomes align with the underlying performance of CCEP, reflecting CCEP’s joined up approach to investing in and rewarding our people. This year the Audit and ESG Committee also collaborated on sustainability reporting, with a particular focus on the delivery of reporting in accordance with ESRS guidelines. The Board recognises the value of fostering positive relationships and engaging in two way communication with our stakeholders. Understanding the views of CCEP’s key stakeholders forms an integral part of the Board’s decision-making process. Read more about about our stakeholders on pages 61-64 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 109 Corporate governance report continued

Our strategy key Discussion topics during 2024 and how they align to our strategic objectives are set out below. Great brands Great people Great execution Done sustainably Commercial Integration and development of the Philippines business Establishment of a new visual identity Approval of strategic portfolio choices People Implementation of the Accelerate Performance 2030 leadership programme Review of results of the Company wide engagement survey Establishment of new policies and guidelines designed to protect employees’ physical safety and mental wellbeing Sustainability Continual monitoring of progress against our sustainability strategy Consideration of sustainability targets in light of the Philippines acquisition Assessment of the expanding framework of sustainability reporting, including reporting in accordance with ESRS requirements Areas of focus Discussion topics Strategic objectives Risk Assessment of geopolitical and customer challenges and the wider retail environment Consideration of technologies to combat and mitigate cyber attacks or system blackouts Annual Risk Assessment including opportunities, mitigations, actions and controls Finance Approval of capital expenditures to drive growth in key areas Discussion on the capital allocation framework Ongoing monitoring of cost of living challenges to remain affordable and relevant to our consumers Technology Exploration and oversight of potential AI tools Implementation of our digital transformation programme Progression of strategic tech initiatives Areas of focus Discussion topics Strategic objectives Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 110 Corporate governance report continued

Attendance for the Board and Committee meetings during 2024 is set out below. Meeting attendance by Board and Committee members(A) Independent or nominated by Olive Partners or ER(B) Board of Directors Affiliated Transaction Committee Audit Committee(H) ESG Committee(H) Nomination Committee Remuneration Committee Chairman Sol Daurella Nominated by Olive Partners 7 (7) 4 (4) 6 (6) Executive Director Damian Gammell CEO 7 (7) Non-executive Directors Manolo Arroyo Nominated by ER 7 (7) 6 (6) 5 (5) Guillaume Bacuvier(C)(D) Independent 6 (7) 2 (2) John Bryant Independent 7 (7) 8 (8) 5 (5)(I) Jos&eacute; Ignacio Comenge Nominated by Olive Partners 7 (7) 5 (5) Nathalie Gaveau(E) Independent 7 (7) 3 (4) 5 (6) &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar Nominated by Olive Partners 7 (7) Mary Harris Independent 7 (7) 6 (6) 5 (5) Thomas H. Johnson(F) SID 7 (7) 2 (2) 6 (6)(I) 3 (3) Dagmar Kollmann Independent 7 (7) 4 (4)(I) 8 (8) Alfonso L&iacute;bano Daurella Nominated by Olive Partners 7 (7) 4 (4) Nicolas Mirzayantz Independent 7 (7) 7 (8)(J) 6 (6) Mark Price(G) Independent 7 (7) 5 (6) 5 (6) Nancy Quan Nominated by ER 7 (7) 6 (6) Mario Rotllant Sol&aacute; Nominated by Olive Partners 7 (7) 6 (6)(I) Dessi Temperley Independent 7 (7) 8 (8)(I) A. The maximum number of scheduled meetings in the period during which the individual was a Board or Committee member is shown in brackets. B. Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement. C. Guillaume Bacuvier was unable to attend the February 2024 Board meeting due to other pre-agreed commitments. D. Effective 22 May 2024, Guillaume Bacuvier was appointed as a member of the Remuneration Committee. E. Nathalie Gaveau was unable to attend the May 2024 ESG Committee and Affiliated Transaction Committee meetings due to other pre-agreed commitments. F. Effective 22 May 2024, Thomas H. Johnson resigned as a member of the Remuneration Committee and was appointed as a member of the Affiliated Transaction Committee. G. Mark Price was unable to attend the May 2024 ESG Committee and Nomination Committee meetings due to other pre-agreed commitments. H. One meeting was a joint meeting of the Audit Committee and ESG Committee held in February 2024. I. Chairman of the Committee. J. Nicolas Mirzayantz was unable to attend the July 2024 Audit Committee meeting due to a pre-agreed commitment. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 111 Corporate governance report continued

Training and development♦ To ensure constructive challenge to management by the Board, training and development opportunities are provided to the Board in a wide range of topical areas in multiple formats, including: • Briefings – to focus on matters of interest to CCEP such as innovation, and relevant ESG, commercial, legal and regulatory developments • Deep dive sessions – to address requests from Directors to better understand CCEP or the environment in which it operates, including its markets • External speakers – to receive insights from experts and engage with stakeholders • Site visits – to Group businesses, production facilities and commercial outlets to enhance knowledge of CCEP operations and meet employees, suppliers and customers. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 112 Corporate governance report continued ESRS 2 GOV-1 ESRS

Board performance review In line with best practice, we conduct an external Board evaluation at least once every three years. Following the internally facilitated reviews in 2022 and 2023, we engaged Dr Tracy Long of Boardroom Review Limited to facilitate the external Board and Committee performance review in 2024. The Board followed the Chartered Governance Institute’s Principles of Good Practice for Listed Companies when appointing Dr Tracy Long to facilitate the review. Boardroom Review Limited has no other connection with CCEP or any individual Director. Dr Tracy Long developed a tailored methodology which encouraged candid reflections from the Board on its current strengths and preparations for future challenges. A detailed overview of the process, which began in December 2022, is set out below, together with our proposed three year performance review plan. Overall, the feedback of the evaluation was positive from all Board members, however, for continuous improvement the Board identified a number of focus areas arising from the evaluation which are set out on page 114 and agreed with Dr Tracy Long prior to publication. Dec 2022 Q1 2023 May 2023 Stage 1 Discussions began on the process for the 2024 external performance review. Stage 2 The Chairman and SID met with shortlisted candidates and agreed on preferred candidates to be considered by the Nomination Committee. Stage 3 The Board appointed Dr Tracy Long on the recommendation of the Nomination Committee. April/ May 2024 Oct 2023 Stage 5 Key corporate information was shared with Dr Tracy Long prior to her meeting both individually and collectively with all Board members and certain chosen executives to allow candid discussions of the key strengths and challenges of the business. Stage 4 The Committee provided thoughts to the SID on potential focus areas for the performance review which aimed to build on the internal review conducted in the prior year. May 2024 July 2024 Sept 2024 Stage 6 Dr Tracy Long was invited to observe Board and Committee meetings held in May 2024. Stage 7 Dr Tracy Long presented the key findings of her review to the Board. The Board discussed the results openly and constructively. Stage 8 The Board agreed a set of actions based on the recommendations to address the points raised in the report. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 113 Corporate governance report continued

INED succession planning: ELT succession planning: ESG: External landscape: Findings Consider Board composition requirements for succession planning for future appointments. Enhance Board oversight over ELT succession planning pipeline and process. Provide greater clarity around the role of the ESG Committee. Continue to keep up to date with an evolving market and regulatory landscape. AActions undertaken The Nomination Committee held sessions with Spencer Stuart to assess the role profiles of potential candidates. This resulted in the decision to appoint Robert Appleby. A detailed overview of the ELT succession planning roadmap was presented to the Nomination Committee and subsequently the Board. The ESG Committee held a special purpose meeting to consider its remit and scope and agree changes to the Committee’s terms of reference. Following this meeting, the terms of reference were updated to refine its roles and responsibilities. Board members received regular updates on these matters during the strategy meeting, as well as deep-dive and training sessions held throughout the year. We will continue to build on the findings and actions of the 2024 evaluation in our next three year cycle. Year One - 2024 External review facilitated by Dr Tracy Long as set out on page 113. Year Two - 2025 The Senior Independent Director will conduct an interview based review, building on the results of the external evaluation from the previous year. Year Three - 2026 Internal review which builds on both the external and internal evaluation of the prior two years. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 114 Corporate governance report continued

Embedding our culture The Board, supported by the Nomination Committee, is responsible for defining and setting the Company’s corporate culture. A strong, healthy and inclusive culture is imperative to attract and retain top talent, which helps CCEP deliver on its strategy for the benefit of all stakeholders. We put the customer first and are locally minded, pouring the same passion into our brands as we do our partnerships, quality and execution. Everyone plays their part to make, move and sell our much-loved brands. We celebrate teamwork, our passionate people and our entrepreneurial spirit. Everyone is welcome to be themselves, belong and bring their expertise and ideas to the table. We celebrate and reward everyone’s contribution. We believe that when our people learn and grow, our business grows too. We invest in the development of our talented people, whether in manufacturing, supply chain, customer service, sales, or a supporting function. We are commited to continuous learning to make sure each of us can thrive, learn, and grow. Our culture is built upon five values: 1 Focus on customers and frontline: We do everything we can to help the front line team develop our business and delight our customers. 2 Empowered to win together: We work together to win, encouraging diverse ideas and supporting people at every level to make decisions. 3 Execute with speed and agility: We move quickly, find ways to remove barriers and make things happen. 4 Listening and caring: We listen to what our colleagues, customers and communities tell us, seeking to understand and take the right actions. 5 Passion for growth: We show our determination to grow the business, take accountability and develop ourselves. CCEP’s established risk and governance framework provides the foundations on which our culture is built. The Board regularly reviews the Group’s policies, chart of authority and code of conduct to ensure they remain fit for purpose and aligned with CCEP’s values. Our culture is embedded across the organisation from the ground up through training, objective setting, development plans and internal communications which celebrate CCEP success stories, customer wins and other key case studies. The Board monitors culture using a range of key indicators as set out on page 116 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 115 Corporate governance report continued

How the Board monitors culture Board Performance Review The Board undertakes an annual evaluation of its performance and effectiveness. The review provides useful insight on the extent to which the corporate culture has been promoted by the Board and applied across the business. Townhalls/ Market Visits The Board regularly undertakes market visits and townhalls across different jurisdictions which allows the Board to directly engage with employees on key topics such as health and safety and diversity. The townhalls also act as a useful forum for promoting CCEP’s corporate culture on a global scale. Speak Up The Board has put in place a “Speak Up channel” which allows employees to confidentially raise matters of concern and encourages a culture of openness and transparency. The Board, supported by the Nomination Committee, review any cases that may arise and agree actions as necessary. Employee Engagement Survey The engagement survey provides an overview of employee satisfaction across the Group and useful insights both at Group and business function level. The Board is updated on the results and agrees on Company engagement priorities for the year ahead which are routinely monitored through the People and Culture scorecard. Inclusion, Diversity & Equity The Nomination Committee monitors the Group ID&E strategy which aims at increasing workforce diversity and fostering an inclusive workplace that is equitable and free from discrimination and harassment. The ID&E strategy forms an important element of CCEP’s corporate culture. Leadership Capabilities Our programme to enhance leadership capabilities sets out the key behaviours required to drive CCEP’s growth agenda and corporate culture, all of which are embedded into various initiatives such as Accelerate Performance 2030, the Great People Manager Programme, the Commercial academy and the CS&SC academy. The above mentioned initiatives all form part of CCEP’s progressive global learning plan. Remuneration The Remuneration Committee is responsible for ensuring that workforce remuneration policies and corporate culture remain aligned but ultimately continue to support CCEP’s long-term sustainable success. Redline Communications Internal communications via Redline, our online internal communications platform, provide frequent informal insights of how CCEP’s corporate culture is being implemented on a day to day basis throughout the business. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 116 Corporate governance report continued

Annual General Meeting Election/re-election of Directors The Board has determined that all the Directors, subject to continued satisfactory performance, shall stand for election/re-election as appropriate at the 2025 AGM, with the exception of Dagmar Kollmann who will retire from the Board at the conclusion of the 2025 AGM. The Board is confident that each Director will carry on performing their duties effectively and remains committed to CCEP. The Board has also determined that Robert Appleby should stand for election at the 2025 AGM. Robert Appleby Robert Appleby brings to the Board strong financial and ESG expertise and experience in both Europe and Far East markets. Robert is the Founder and Chief Investment Officer at Cibus Capital, a food and agribusiness- focused private equity platform. Prior to founding Cibus, Robert was a co- founder and joint-CIO of ADM Capital Hong Kong and Director of the ADM Capital Foundation. Before establishing ADM Capital, Robert held senior positions in Lehman Brothers and Credit Agricole, including working in the Far East. The NED terms of appointment are available for inspection at the Company’s registered office and at each AGM. Among other matters, these set out the time commitment expected of NEDs. The Board is satisfied that the other commitments of all Directors do not interfere with their ability to perform their duties effectively. See the significant commitments of our Directors in their biographies on pages 98 - 102 2025 AGM The AGM continues to be a key date in our annual shareholder calendar. Our 2025 AGM will be held on 22 May. The Notice of AGM will set out further details and a full description of the business to be conducted at the meeting. This will be available on our website from the time of its posting to shareholders in April 2025. The Chairman, SID and Committee Chairmen are available to shareholders throughout the year to discuss any matters under their areas of responsibility, by contacting the Company Secretary. Read more about our engagement with our shareholders on page 61 2024 AGM voting results At our 2024 AGM, we were pleased that all resolutions were passed by &gt;80%, save for the resolution relating to the whitewash under Rule 9 of the Takeover Code, which permits buyback authorities without obliging Olive Partners to make a general offer for the entire issued share capital of the Company. The resolution provides CCEP with the mechanics and flexibility to return cash to shareholders by buying back shares and thus ultimately increasing shareholder value. Since the AGM, CCEP has continued to engage where appropriate with its shareholders to address any concerns they may have. The Company has also communicated with Institutional Shareholder Services on their standing policy to recommend a vote against a Rule 9 waiver which we believe may be influencing investor decisions in this regard. Having considered the matter carefully, the Board believe that the resolution remains in the best interest of all stakeholders and is comforted by the security of CCEP’s governance arrangements in protecting the Company’s position and encourage management to continue to explain the rationale to shareholders. Sol Daurella Chairman 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 117 Corporate governance report continued

Succession planning is pivotal to maintaining effective leadership.” Dear Shareholder I am pleased to report on the work of the Nomination Committee during 2024. Board and ELT succession A key focus of the Committee over the year was to ensure that the Board, its Committees and senior management continued to have the right composition and balance of skills, experience, knowledge and diversity to provide the Company with strong leadership to support its workforce and culture. The Committee reviewed the composition of each Board Committee for succession planning purposes and recommended changes to the Board to improve the balance of skills on a number of its Committees in light of upcoming rotations. The Committee conducted an internal and external process to replace Nik Jhangiani and were delighted to be able to recommend an internal candidate, Ed Walker, for the position of CFO. The Committee also considered a number of other leadership positions. Read more on ELT succession planning on page 120 People and culture The Committee received updates on the initiatives currently being undertaken to accelerate CCEP’s leadership capabilities which help to shape our corporate culture, including the future-focused leadership growth programme “Accelerate Performance 2030”. We were pleased to see strong participation in the engagement survey and the results demonstrated that colleagues continued to find CCEP a great place to work. The Committee continued to monitor progress against ID&E and wellbeing initiatives through a regular people and culture scorecard. Read more about the Board’s Diversity, Equity and Inclusion policy on page 119 Philippines integration We provided support and input to management in their journey to integrate the Philippines business, including the alignment of people, culture and leadership to CCEP’s business objectives. INED recruitment consultant tender The Committee led a comprehensive process to review CCEP’s Independent Non-executive Director recruitment consultant throughout the year, which resulted in the appointment of Spencer Stuart. Board and Committee effectiveness We participated in the external Board performance review during 2024, which determined that the Committee continued to operate effectively. A number of actions were agreed, including further focus on senior management succession. Terms of reference In 2024, the Committee amended its terms of reference to include the people-related This is Forward targets and certain Code of Conduct matters within the Committee’s remit. 2025 Board and Committee changes We look forward to welcoming Robert Appleby to the Board with effect from the conclusion of the 2025 AGM. When considering Robert’s appointment, the Committee noted the existing skills on the Board and the desirability of Robert’s broad experience in European and Asia- Pacific markets, as well as his expertise in the areas of finance and ESG. As announced on 14 February 2025, Mary Harris will succeed me as Chairman of the Nomination Committee with effect from the conclusion of this year’s AGM. I will remain a Nomination Committee member. Availability to shareholders I will be available to shareholders at the AGM to answer any questions on the work of the Committee and Mary Harris, in her new role as Nomination Committee Chairman, will be available throughout the remainder of the year. Looking forward to 2025 • Continue to focus on securing a strong pipeline of INED candidates to enhance the Board’s diversity of skills, considering our expanded footprint and diversity targets • Maintain oversight over senior management succession planning • Continue to monitor and assess relevant This is Forward people and society goals • Continue to support management to foster a culture that ensures the physical and mental wellbeing of our people • Ensure continued focus on employee voices, and inclusion and diversity policies and goals • Support Mary Harris in her new role as Nomination Committee Chairman • Review the composition of the Board Committees in light of Ms Kollmann’s retirement from the Board Thomas H. Johnson, Chairman of the Nomination Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 118 Nomination Committee Chairman’s letter

Membership Member since Thomas H. Johnson (Chairman) May 2019 Manolo Arroyo May 2021 Sol Daurella May 2016 Mary Harris May 2023 Mark Price May 2019 See details of attendance at meetings on page 111 Key responsibilities The key duties and responsibilities of the Committee are set out in its revised terms of reference. These are available at cocacolaep.com/about-us/ governance/committees and include: • Reviewing and making recommendations to the Board on Board appointments, re-elections, and Board and Committee composition • Overseeing the Board performance review process • Reviewing progress against This is Forward people-related targets • Monitoring ethics and compliance matters including procedures for speak up and CoC matters • Overseeing succession planning of the Board and senior management talent pipeline • Assessing, monitoring and embedding culture and ensuring effective engagement with our people Activities of the Nomination Committee during the year The Committee met six times during the year. A summary of matters considered by the Committee during 2024 is set out below and further detail is provided in this report: • NED independence and 2024 AGM elections/re-elections • Philippines integration – people and leadership • INED recruitment and succession planning, including review of the Board skills matrix and Committee membership • ELT succession planning and leadership development • People and Culture KPI Scorecard and key achievements for the year • 2024 Global engagement survey results • Board Governance documents review, including review of the terms of reference of the Committee • 2024 external Board performance review • Approach for 2025 internal performance evaluation Board Diversity Board Diversity, Equity and Inclusion policy The Board and the Nomination Committee recognise the benefits that diverse characteristics have to offer to all aspects of governance. In 2024, the Committee conducted a comprehensive review of the Board’s diversity policy and recommended a number of updates to align more closely with the 2024 Corporate Governance Code. This included renaming the policy the “Board Diversity, Equity and Inclusion policy” and aligning to the Listing Rules. The policy helps to ensure a diverse and inclusive membership on the Board which is crucial for good decision making and aligns with CCEP's wider diversity policies and targets, values and CoC. The Board aims to: • maintain at least 33% representation of women on the Board and to increase that to 40% in the longer term • maintain at least one director from an ethnic minority background • have at least one woman in a senior Board role, being the Chairman, Chief Executive Officer or Senior Independent Director. The Nomination Committee and the Board carefully considered the diversity-related reporting requirements set out in the UK Listing Rules (the UKLR). As at 31 December 2024, we have not met the UK Listing Rules target set out under UKLR 6.6.6(9) that at least 40% of our Board should be women. While the Directors are committed to a diverse and inclusive membership on the Board, we will continue to appoint on merit, based on the skills and experience required on the Board at such time. We met the UKLR targets to have at least one Board leadership position held by a woman (the Chairman) and one Director from an ethnic minority background. Our Board-level diversity statistics and the gender of senior management and their direct reports can be found on page 16. See our Diversity, Equity and Inclusion policy at cocacolaep.com/ who-we-are/governance Non-executive Director succession During the year, the Committee considered the Board roles that would need to be recruited for as current INED appointments approached the maximum terms envisaged by the Code, taking into account the review of Directors’ skills as well as actions identified in the Board evaluation. We ran an INED recruitment consultant tender. The Committee prepared a longlist of potential consultants who were each issued with a request for proposal. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 119 Nomination Committee report

The longlist was shortened to three potential candidates based on their response to the brief, who were then invited to present to the Committee in May 2024. The process culminated in the appointment of Spencer Stuart as the preferred Nomination Committee advisor. The Committee met with Spencer Stuart on a number of occasions to proactively review and plan Board succession by identifying a longlist of potential INED candidates who could meet the requirements of CCEP’s pending rotations in 2025 and beyond. Spencer Stuart has no other connection to CCEP and has no connection to any individual Director. The process resulted in the appointment of Robert Appleby as an INED in February 2025, effective from the conclusion of the 2025 AGM. The list of Non-executive Directors determined to be independent is set out on page 109. See an overview of our Directors’ diversity, skills and experience on pages 96 - 102 Director inductions The Nomination Committee reviews the induction programme for new Directors. All new Directors receive a suite of induction materials as well as mentorship from established Directors. Meetings with members of the Board and the ELT and site visits in a number of our markets are also arranged. Senior management succession The Committee plays an important role in overseeing the development of a strong and diverse internal and external pipeline for succession to ELT positions across the short, medium and long term, and recommending those succession plans to the Board. The Committee is supported in this by the Chief People and Culture Officer and CEO, who regularly review succession plans and related learning and development initiatives within the Company. Our approach to senior management succession planning includes: • a robust and objective assessment and selection process to determine potential candidates for the ELT and senior management pipeline • promoting inclusion, diversity and equity • ensuring there are learning and development opportunities to continue to build our talent, capabilities and readiness for the future • determining the impact of any changes on CCEP and the ability to shape our corporate culture and long term strategy The Company’s talent pipeline has been strengthened during the year through: • the ongoing Senior Leadership talent assessments which provide an internal and external global benchmark for our most senior and highest potential talent • the establishment of “Accelerate Performance 2030”, a leadership programme, helping to equip and inspire the top 500 leaders within CCEP to develop their leadership capabilities and support our growth agenda The strength of the talent pipeline was demonstrated by the internal promotions to the ELT of Ed Walker as Chief Financial Officer, Ana Callol as General Manager Iberia BU, and An Vermeulen as Chief Public Affairs, Communications and Sustainability. During the year, we reviewed our contingency succession planning process for the CEO role, the development of a long-term pipeline of potential CEO succession candidates, and contingency plans to respond to unexpected CEO vacancy and unforeseen ELT role vacancy. The Committee acknowledges the Parker Review's recommendations for developing ethnic diversity targets in senior management. Reflecting the markets and communities we serve is important for our business. We will review our approach to collecting ethnicity data, taking into consideration the specific challenges posed by data collection in different jurisdictions. Senior management succession planning will continue to be a key item on the Committee agenda in 2025. Workforce engagement The Code requires companies to select one or a combination of prescribed methods for the Board to engage with the workforce. If a particular method is not appropriate for a company, it may explain alternative arrangements in place and why these are considered effective. We have well established and strong engagement mechanisms with our employees, which are described on page 116. These arrangements are long standing, involve multiple layers of workforce representation and are deemed to be effective as demonstrated by the results of our Company wide engagement survey. The Board, through the Nomination Committee, regularly receives updates on our people from the Chief People and Culture Officer and the CEO, which are supported by key metrics and culture insights. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 120 Nomination Committee report continued

Q&A Guillaume Bacuvier Independent Non-executive Director. What are the highlights from your first year on the Board? It has been great to get to know the business and collaborate with my fellow Board members both in the UK and overseas. I have been fortunate to see first hand the success of the integration with the Philippines through market visits and employee town halls and, have also spent time learning and enhancing my knowledge of the Coke system, which has been fascinating. What were your reflections on your induction? I received a comprehensive and detailed induction that included both formal and informal sessions, as well as bespoke training on key topics such as franchisor agreements, governance documents, and ESG. I also attended a GB market tour, which provided valuable insights into the markets in which we operate. I had the opportunity to compare this with another visit in Atlanta, as well as hearing about the system from TCCC. How well do you understand CCEP’s operations after the induction? I had one-to-one meetings with members of the ELT, which covered CCEP’s business, operations and strategic priorities, as well as insights into specific functional areas, such as finance, operations and people and culture, directly from the leaders responsible for these areas. These sessions deepened my understanding of how the business operates on a day to day basis. What are you looking forward to in 2025? 2025 looks to be another exciting year for CCEP. I look forward to launching and scaling new portfolio products which leverage our fantastic brands, particularly in the growing alcohol ready to drink market. I am also excited to see the impact of our business transformation and digital capability programme. More generally, I look forward to supporting CCEP’s long-term sustainable growth through valuable contributions to Board discussions. FCA listing requirements UKLR 6 Annex 1R(1) reporting on gender identity or sex(A) Number of Board members Percentage of the Board Number of senior positions on the Board (B) Number in executive management Percentage of executive management Men 11 65 2 8 67 Women 6 35 1 4 33 Not specified/prefer not to say — — — — — UKLR 6 Annex 1R(2) reporting on ethnic background(A) Number of Board members Percentage of the Board Number of senior positions on the Board (B) Number in executive management Percentage of executive management White British or other White (including minority-white groups) 16 94 3 12 100 Mixed/Multiple ethnic groups — — — — — Asian/Asian British 1 6 — Black/African/Caribbean/Black British — — — — — Other ethnic group — — — — — Not specified/prefer not to say — — — — — A. As at 31 December 2024. B. Senior positions on the Board include the Chairman, Chief Executive Officer or Senior Independent Director. The Chief Financial Officer is not a member of the Board. The data in the above tables was collected voluntarily through the annual Directors & Officers (“D&O”) questionnaires. The data is used purely to satisfy CCEP’s Board and leadership diversity disclosure requirements under the UK Listing Rules. The Board and Executive Leadership Team were asked to self-report their data through questions raised in the D&O questionnaire on gender identity, sexual orientation and ethnic background. Thomas H. Johnson, Chairman of the Nomination Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 121 Nomination Committee report continued

Supporting the external audit tender process was a key activity of the Committee during 2024.” Dear Shareholder I am very pleased to introduce the Audit Committee report setting out the key matters and issues considered in 2024. CCBPI integration In 2024, the Committee received regular reports from management relating to the business in the Philippines in the run up to, and following, the joint acquisition of CCBPI with AEV. Initial focus was given to the efforts for ensuring day one readiness, notably in the controls framework, but the scope then evolved into areas that included: • Commencing the Sarbanes-Oxley Section 404 (SOX) readiness project in the Philippines to be SOX compliant in 2025 • Progressing the Purchase Price Allocation exercise (PPA) • Integrating the finance and internal audit functions External auditor re-tender The Committee concluded the mandatory audit re-tender process. With support from management, the Board, following recommendation from the Committee, appointed EY for a further term of 10 years, subject to annual shareholder approval. ESG During 2024, the Committee, with the ESG Committee’s support, had oversight over ESG reporting and disclosure. Of particular focus was delivery of the sustainability statement in accordance with ESRS requirements on a voluntary basis. Risk management Risk management remained a priority for the Committee with ongoing discussions on: • Enterprise Risk Management (ERM) framework • Water scarcity assessment, including scenario analysis and mitigations • The cybersecurity programme and associated risks, particularly in relation to IT and Operational Technology (OT) resilience • Business continuity and resilience • Corporate integrity • A number of treasury and tax topics Key drivers of some of these discussions were the impact from the wider macroeconomic environment, global elections, the conflict in the Middle East, inflation, volatility in commodity prices and currency fluctuations, increased recession risk and the enhanced cyber threat. Read more about our auditors on page 127 - 128 Terms of reference Following a recommendation from the Committee, the Board approved amendments to the terms of reference to incorporate a collaboration section outlining the Committee’s relationship with the ESG Committee and to provide greater clarity on the Committee’s role. Other activities The Committee continued to monitor progress in delivering the digital transformation programme and governance developments such as the proposed creation of an Auditing, Reporting and Governance Authority (ARGA). Committee membership The Committee was delighted to welcome Nicolas Mirzayantz, who was appointed on 1 January 2024. Committee effectiveness As part of the external Board evaluation undertaken by Dr Tracy Long, the remit and effectiveness of the Committee were considered, with a limited number of outputs related to the Committee arising. These have been considered and appropriate actions have been agreed. More about the external evaluation process can be found on pages 113 - 114 Availability to shareholders I am available to shareholders throughout the year to answer any questions on the work of the Committee. Looking forward to 2025 • Overseeing the continued integration of CCBPI into CCEP’s processes, including SOX compliance • Continued oversight of ESG reporting processes and discussing outputs of the first round of ESRS reporting • Maintaining focus on cyber and in particular the risks and opportunities of AI • Reviewing progress of the ongoing digital transformation programme Dessi Temperley, Chairman of the Audit Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 122 Audit Committee Chairman’s letter

Membership Member since Dessi Temperley (Chairman) May 2020 John Bryant January 2021 Dagmar Kollmann May 2019 Nicolas Mirzayantz January 2024 See details of meeting attendance in 2024 on page 111 Read more about the Audit Committee members on pages 99 - 102 Key responsibilities The key duties and responsibilities of the Audit Committee are set out in the terms of reference, which are available at cocacolaep.com/about-us/ governance/committees and include: Accounting and financial reporting • Monitoring the integrity of the Group’s annual audited financial statements and other periodic financial statements • Reviewing any key judgements contained in them relating to financial performance Systems of internal control and risk management • Reviewing the adequacy and effectiveness of the Group’s internal control processes • Overseeing the Group’s compliance, operational and financial risk assessments as part of the broader ERM programme • Overseeing the Group’s business capability and cybersecurity programmes • Overseeing climate risks as part of the ERM programme • Reviewing and assessing the scope, operation and effectiveness of the internal audit function Relationship with external auditor • Reviewing and assessing the relationship • Reviewing their independence • Agreeing terms of engagement and remuneration annually • Assessing the effectiveness of the external audit process • Reviewing reports from the external auditor and management relating to the financial statements and internal control systems • Making recommendations to the Board in respect of the external auditor’s appointment, reappointment or removal • Reviewing and approving non-audit activity undertaken by the external auditor Other responsibilities • Supporting the Board in relation to specific matters, including oversight of dividends, capital allocation framework, and capital expenditures • Working in conjunction with the ESG Committee to regularly review the requirements for external assurance of ESG-related disclosures The Committee Chairman reports back at most Board meetings on matters of particular relevance and the Board receives copies of the Committee papers and minutes of meetings. Committee governance The Committee keeps the Board informed and advised on matters concerning the Group’s financial reporting requirements to ensure that the Board has exercised oversight of the work carried out by management, internal audit and the external auditor. The Group follows UK corporate governance practices, as allowed by the Nasdaq Rules for FPIs. In accordance with the Code, the Committee comprised four NEDs in 2024, each of whom the Board has deemed to be independent. No Committee member has a connection with the external auditor. The Board is satisfied that the Committee as a whole has competence relevant to the FMCG sector, in which the Group operates. The Committee also follows the requirements of the FRC’s Audit Committees and the External Audit: Minimum Standard (the Minimum Standard). The Committee received reports from management relating to their responsibilities under the Minimum Standard, and after review and discussion was satisfied that it met the requirements. Adherence to the Minimum Standard also forms part of the Committee’s terms of reference. In accordance with SEC Rules, as applicable to FPIs, the Group’s Audit Committee must fulfil the independence requirements set out in SEC Rule 10A-3. The rule requires, among other things, that the Audit Committee be all-independent and have at least one member qualify as an Audit Committee Financial Expert, as defined in the rule. The Board has determined that all of the rule's requirements are met and that the Audit Committee Chairman is an Audit Committee Financial Expert. It was further determined that no Audit Committee member had participated in the preparation of the financial statements of the Group or any of its subsidiaries. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 123 Audit Committee report

Activities of the Audit Committee during the year The Committee met seven times during the year and held one joint meeting with the ESG Committee. Reports from the internal and external auditors were presented as standing agenda items, along with reports from senior management. A summary of matters considered by the Committee during 2024 is set out below and further detail is provided in this report: • Accounting and reporting matters, including 2023 preliminary results, 2024 HY financial release and Q1 and Q3 trading updates • 2023 Integrated Report • Audit exemption for UK entities • H1 and H2 interim dividends • Accounting for TCCC bottling rights & SEC Comment Letter • Oversight of SOX compliance • Legal matters • Corporate integrity programme • Business continuity management and cybersecurity • Enterprise Risk Management, including risk appetite framework and principal risks • Capital allocation framework • Capital projects, including review of sustainability metrics • Tax and treasury matters • ESRS requirements and the Double Materiality Assessment (DMA) • External auditor re-tender • Oversight of CCBPI acquisition process, related financing and integration • KPIs for the digital transformation programme • Audit Committee evaluation • Terms of reference review The Committee’s interactions with the internal audit function and the external auditor during the year are discussed in more detail later in this report. Financial reporting, significant financial issues and material judgements During 2024, the Committee considered the significant accounting judgements and estimates, and their appropriateness and disclosure. The Committee met regularly with management during 2024 to consider the Philippines PPA, considering the valuation of assets acquired and liabilities assumed as of the acquisition date. The PPA exercise also included an assessment of the contingencies present at CCBPI. The Committee was also regularly updated on the IAS 36 impairment review over the Group's Cash Generating Units (CGU). This included the impairment charge related to the Indonesia CGU, which the Committee reviewed in detail. For the remaining matters, the Committee agreed with management that the appropriate accounting considerations had been given and the impact of each item was not material to the Group’s financial statements. See our Viability statement on page 78 Audit Committee assessment of the 2024 Annual Report The Committee undertook a review of a developed draft of the Annual Report and provided its feedback, which was reflected in the report. The Committee considered whether the Group’s position, strategic approach and performance during the year were accurately and consistently portrayed throughout the Annual Report. As part of its review, the Committee referred to the management reports it had received and considered during the year, together with the findings and judgements of the internal and external auditor. The estimates and judgements made on the significant financial reporting matters regarding the financial statements are summarised in the table on pages 125 and 126. The Committee reviewed these in depth and concluded that they were appropriate. The Committee also reviewed management's assessment of the Group as a going concern and the viability statement and concluded they were appropriate in light of the risks facing the business. The Annual Report is, in the opinion of the Committee, fair, balanced and understandable, and provides the information necessary for shareholders to assess CCEP’s position and performance, business model and strategy. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 124 Audit Committee report continued

Significant reporting matters in relation to financial statements considered by the Audit Committee during 2024 Accounting for TCCC bottling rights TCCC franchise intangibles at 31 December 2024: €12.1 billion The Group’s bottling agreements with TCCC contain performance requirements and convey the rights to prepare, package, distribute and sell products within specified territories. The agreements in each territory are for an initial term of 10 years and may be renewed for successive terms of 10 years. The Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by termination ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual provided that the Group remains capable of the continued promotion, development and exploitation of the full potential of the business of the preparation, packaging, distribution and sale of the relevant beverage. The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of the bottling agreements as at 31 December 2024, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s TCCC bottling agreements. During 2024, the Committee reviewed the Group's long-standing policy and judgment on accounting for the TCCC bottling rights as indefinite lived intangible assets confirming its appropriateness and continued disclosure as a significant judgment. Deductions from revenue and sales incentives Total cost of customer marketing programmes in 2024: €5.8 billion Accrual at 31 December 2024: €1.4 billion The Group participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. For customer incentives that must be earned, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts earned. Under IFRS 15, these types of variable consideration are deducted from revenue. There are significant estimates used at each reporting date to ensure an accurate deduction from revenue has been recorded. Actual amounts ultimately paid may be different from these estimates. At each reporting date, the Committee received information regarding the total customer marketing spend of the Group along with period end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period. Tax accounting and reporting 2024 book tax expense: €492 million 2024 cash taxes: €561 million 2024 effective tax rate: 25.4% The Group evaluated a number of tax matters during the year, including legislative developments across tax jurisdictions, risks related to direct and indirect tax provisions in all jurisdictions, the deferred tax inventory and potential transfer pricing exposure. Throughout the year, the Committee received information from management on the critical aspects of tax matters affecting the Group, considered the information received, and gained an understanding of the level of risk involved with each significant conclusion. The Committee also considered and provided input on the Group’s disclosures regarding tax matters. Accounting area Key financial impacts Audit Committee considerations Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 125 Audit Committee report continued

Asset impairment analysis Indefinite lived intangible assets at 31 December 2024: €12.1 billion Goodwill at 31 December 2024: €4.7 billion Impairment of Indonesia CGU in 2024: €175 million The Group performs an annual impairment test of goodwill and intangible assets with indefinite lives, or more frequently if impairment indicators are present. The testing is performed at the cash generating units (CGUs) level, which for the Group are based on geography and generally represent the individual territories in which the Group operates. The Committee received information from management on the impairment tests performed, focusing on the most critical assumptions such as the terminal growth rate, the discount rate and operating margin, as well as changes from the prior year. The Committee reviewed and challenged the various analyses performed by management, specifically including those related to the Indonesia CGU and the impact of climate change, in order to assess the impact of changes in critical assumptions on test results. The Committee was satisfied with the assumptions used by management and also considered and reviewed the Group’s disclosures about its impairment testing. Business combination Total consideration: €1.5 billion Intangible assets: €478 million Goodwill: €276 million On 23 February 2024, CCEP Aboitiz Beverages Philippines, Inc. (CABPI), a special purpose vehicle funded 60% by CCEP and 40% by AEV, acquired 100% of the beneficial ownership of CCBPI for a total consideration of US$1.68 billion (€1.54 billion), all of which was settled in cash upon completion. CABPI is determined to have economic substance and is identified as the accounting acquirer of CCBPI. During 2024, the Group finalised the required valuation of the assets acquired and liabilities assumed in the business combination, the purchase price allocation, and the opening balance sheet. The Committee regularly reviewed progress and was satisfied with the outcomes. Restructuring accounting and other items impacting operating profit comparability Items impacting operating profit comparability recorded in 2024: €531 million The Committee was regularly updated by management on the nature of restructuring initiatives and key assumptions underpinning the related provision in the financial statements. The Committee reviewed the Group's restructuring expense of €264 million as well as the restructuring provision balance of €250 million as at 31 December 2024, and continued to agree that it does not contain significant uncertainty. The Committee reviewed the remaining items impacting operating profit comparability for the year, primarily related to the impairment of the Indonesia CGU, the accelerated amortisation charges associated with the Beam Suntory contract expiration, and acquisition and integration-related costs incurred in connection with the CCBPI acquisition, and was satisfied with the related disclosures. Accounting area Key financial impacts Audit Committee considerations Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 126 Audit Committee report continued

External audit Effectiveness of the external audit process The Committee has responsibility and oversight of the Group’s relationship with its external auditor, EY, and for assessing the effectiveness of the external audit process. EY was appointed as the external auditor in 2016 and the lead audit partner is Sarah Kokot. In accordance with the UK and SEC external auditor independence rules, Sarah Kokot will face mandatory rotation as lead audit partner ahead of the 2026 audit. In 2024, the Committee agreed the approach and scope of the audit work to be undertaken by EY for the financial year. It also reviewed EY’s terms of engagement and agreed the appropriate level of fees payable in respect of audit and audit-related services. See details of the amounts paid to the external auditor in Note 19 to the consolidated financial statements on page 219. EY provided the Committee with regular reports on the status of the audit, including its assessment of the agreed areas of audit focus and findings, the application of professional scepticism on significant judgements, estimates, and disclosures, as well as findings and conclusions to date. The Committee used a questionnaire to review the effectiveness of the external auditor and focused on four key areas: the audit partner, audit planning and execution, reporting by the auditor and the role of management. The review determined the audit to be very effective, with some minor areas for improvement which will be reviewed and implemented throughout 2025. FRC Audit Quality Review (AQR) performed jointly with the US Public Company Accounting Oversight Board (PCAOB) EY’s audit of CCEP’s financial statements for the year ended 31 December 2023 was selected by the AQR for review as part of its annual inspection of audit firms, which was performed jointly with the PCAOB. The FRC has issued their report, concluding that no major improvement had been identified and noting one best practice element related to EY’s oversight of components and two limited improvements related to independence matters. External auditor independence The continued independence of the external auditor is important for an effective audit. The Committee has developed and implemented policies that govern the use of the external audit firm for non-audit services and limit the nature of the non-audit work that may be undertaken. The external auditor may, only with pre-approval from the Committee, undertake specific work for which its expertise and knowledge of CCEP are important. It is precluded from undertaking any work that may compromise its independence or is otherwise prohibited by any law or regulation. The Committee received a statement of independence from EY in March 2024 confirming that, in its professional judgement, it is independent and has complied with the relevant ethical requirements regarding independence in the provision of its services. The report described EY’s arrangements to identify, manage and safeguard against conflicts of interest. The Committee reviewed the scope of the audit-related services proposed by EY during the year to ensure there was no impairment of judgement or objectivity, and subsequently monitored the non-audit work performed to ensure it remained within the agreed policy guidelines. It also considered the extent of non-audit services provided to the Group. The Committee determined, based on its evaluation, that the external auditor was independent. Reappointment of the external auditor The Committee has responsibility for making a recommendation to the Board regarding the reappointment of the external auditor. Based on its continued satisfaction with the audit work performed to date and EY’s continued independence, the Committee has recommended to the Board, and the Board has approved, that EY be proposed for reappointment by shareholders as the Group’s external auditor at CCEP’s 2025 AGM. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 127 Audit Committee report continued

External auditor re-tender EY has been the Group’s external auditor since 2016. Therefore, in accordance with applicable UK legislation and regulations, the Committee commenced processes for the mandatory external audit re-tender in 2023 with the “Big Four” audit firms and two challenger firms formally invited to participate. The Committee acknowledges the provisions contained in the Code, the FRC’s Minimum Standard for Audit Committees and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 in respect of audit tendering and operated the process with due regard of them. The tendering process included a preselection of firms and concluded in 2024 with the Board, on the recommendation of the Committee, approving EY to continue as the Group’s external auditor through fiscal year 2036, subject to satisfactory performance and annual shareholder approval. In coming to their decision, all members of the Committee considered a wide range of clear and objective criteria and factors, including: • Audit approach, including risk assessment, material audit risks, use of technology in the audit, approach to issue resolution and tailoring of audit reporting • Audit service, including coordination of audit and communications, coordination with other service providers, effective management of the project and approach to building working relationships • Independence of audit firms • Capabilities of proposed lead partners • Capabilities of audit firms • Capabilities of proposed wider audit teams • Quality of response to the request for proposal document • Quality of presentation to the Committee • Fees The Committee will continue to monitor CCEP’s relationships as regards to the provision of non-audit services with other “Big Four” firms and “challenger firms”. Internal audit The internal audit function provides an independent and objective assessment of the adequacy and effectiveness of the Group’s integrated internal control framework, which combines risk management, governance and compliance systems. The internal audit function reports directly to the Audit Committee and comprises approximately 50 full time, professional audit staff based in London, Madrid, Sofia, Sydney, Manila and Jakarta, with a range of business expertise working across multiple disciplines. The function utilises co-source resources to support specific assurance projects where specialist knowledge, scale or language skills are required. Effectiveness of the internal audit function At the start of the year, the Committee reviewed the internal audit plan for 2024 and agreed its scope, budget and resource requirements for the year. The Committee continued to monitor the plan and forward-looking audit radar to make sure recommendations remained appropriate for the year ahead. Through regular management reports containing key internal audit observations, proposed improvement measures and related timeframes agreed with management, the Committee monitored the effectiveness of the internal audit function against the approved internal audit plan. The Chief Audit Executive attended the scheduled meetings of the Committee during 2024 to raise any key matters with the Directors. The Chief Audit Executive confirmed to the Committee that there was no known impairment to the internal audit function’s independence or objectivity in undertaking the internal audit work performed during 2024. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 128 Audit Committee report continued

Internal control and risk management The Group depends on robust internal controls and an effective risk management framework to successfully deliver its strategy. The Audit Committee is responsible for monitoring the adequacy and effectiveness of the Group’s internal control systems, which includes its compliance with relevant sections of the Code and the requirements of SOX, specifically sections 302 and 404, as it applies to US FPIs. Effectiveness of the internal control and risk management systems Regular reports were presented to the Committee on the Group’s internal audit assessments of the adequacy and effectiveness of CCEP’s 2024 SOX programme and commercial functions, with increased focus on supply chain and technological governance processes. The Committee was provided with updates on the internal control framework, including any proposed updates and amends and the remediation of any identified control deficiencies during the year. In 2024, management undertook a top down enterprise risk assessment across the business units. This included an assessment of the Group’s risk appetite across identified enterprise risks to gauge and promote alignment of risk appetite with CCEP’s long range plan. The Committee reviewed the findings, approved changes to the enterprise risk management assessments and concluded that management’s approach to risk and to risk appetite was satisfactory. Read more about the Board’s role in risk oversight of principal risks on page 76 Raising concerns In each of our territories, we have established ways for our people and others to raise concerns in relation to possible wrongdoing in financial reporting, suspected misconduct, or other potential breaches of our CoC. These include options to seek advice from the line manager and/or raise a report through our internal Speak Up resources and/or our dedicated and confidential external Speak Up channels. During 2024, certain CoC topics were covered within the remit of the ESG Committee, with any matters above the materiality threshold referred to the Audit Committee, which provides the Board with key information for its consideration as appropriate. In December 2024, it was agreed that the CoC matters covered by the ESG Committee would move to the remit of the Nomination Committee from 2025. View our CoC at view.pagetiger.com/ Code-of-Conduct-Policy Investigations into potential breaches of our CoC are overseen in each BU by the BU’s CoC Committee, chaired by the BU’s Vice President, Legal. All potential CoC breaches and corrective actions are overseen by the Group CoC Committee, which is a sub committee of the Compliance and Risk Committee, a management committee chaired by the Chief Compliance Officer (CCO). The Group CoC Committee also: • Ensures that all reported breaches have been recorded and investigated in a timely manner and a conclusion is reached • Evaluates trends • Ensures consistent application of the CoC across CCEP As required under the Spanish Criminal Code, the Iberia BU has an Ethics Committee formed of members of the Iberia BU leadership team. It is responsible for any ethics and compliance activities, including overseeing the local crime prevention model. It reports to the board of the Iberia BU and the CCO. Dessi Temperley Chairman of the Audit Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 129 Audit Committee report continued

The Committee dedicated significant time to discussing Double Materiality and preparedness for reporting in accordance with ESRS” Dear Shareholder I am very pleased to introduce the ESG Committee report setting out the key matters and issues considered for 2024. This is Forward At CCEP, doing business in a sustainable way is at the heart of our strategy and core to everything we do. As a result, the Committee’s main focus during 2024 continued to be the oversight of This is Forward, CCEP’s sustainability action plan. In particular, work to assess the status and performance of CCBPI against CCEP’s existing This is Forward targets and the efforts to calculate GHG emissions for the Philippines business in 2024. The Committee also discussed the formulation of a robust, long-term strategy for packaging collection and compliance with the Extended Producer Responsibility (EPR) legislation in the Philippines. Carbon reduction roadmap The Committee continued to monitor the progress of CCEP’s carbon reduction roadmap towards our 2030 GHG emissions reduction target and 2040 net zero target. Updates were provided on the key carbon reduction drivers and ongoing efforts in supplier engagement regarding Scope 3 GHG emissions reduction and our Responsible Sourcing Policy. Regulation The Committee spent time discussing developments in ESG reporting, focusing on ESRS requirements. As a result of the joint meeting of the Audit and ESG Committee in February 2024, it was agreed that the Audit Committee would support the oversight of the ESRS reporting process, specifically providing support on double materiality. The Committee received regular updates from management on the approach to ESRS, discussing the DMA and stakeholder engagement, the required assurance scope for sustainability information for reporting purposes. Read more on ESRS in our sustainability statement on pages 23-58 The Committee was also updated on CCEP’s packaging collection strategies as well as packaging regulation developments on Deposit Return Schemes in Great Britain and on the EU Packaging and Packaging Waste Regulations (PPWR). Other matters The Committee also received an update from TCCC about an ongoing consumer campaign that was now being launched in Europe, aimed at creating a transparent, comprehensive and large-scale strategy for consumer sustainability communications to enhance sustainability value creation. Committee Effectiveness The Committee assessed a limited number of outputs from the external Board evaluation that related to its remit and effectiveness. These were discussed by the Committee and an action plan based on the recommendations was agreed. The Committee continued to operate effectively throughout 2024. Code of Conduct The Committee reviewed the adequacy of the CoC arrangements and how to ensure they allowed appropriate follow up action and onward reporting. We received and considered reports from management regarding concerns raised by our people and provided the Board with key information for its consideration as appropriate. Regular updates were also received that informed the Committee of ethics and compliance matters such as the Gifts, Entertainment and Anti-Bribery Policy. Terms of Reference In light of increasing sustainability requirements, the Committee recommended to the Board proposed changes to its remit within the Terms of Reference to allow sufficient time to focus on these matters. Looking forward to 2025 • Continue to monitor and assess progress towards and updates to CCEP’s science-based GHG emissions targets, now with the inclusion of the Philippines • Monitor the outputs of the first cycle of ESRS reporting • Consideration of integrating the Philippines into This is Forward and into the 2025 reporting cycle • Oversight of updates to 2030 roadmaps on climate, water, packaging and community Mario Rotllant Sol&aacute; Chairman of the ESG Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 130 ESG Committee Chairman’s letter

Membership Member since Mario Rotllant Sol&aacute; (Chairman) May 2022 Nathalie Gaveau January 2019 Nicolas Mirzayantz May 2023 Mark Price May 2019 Nancy Quan May 2023 See details of attendance at meetings on page 111 Key responsibilities The key duties and responsibilities of the Committee are set out in its terms of reference, which are available at cocacolaep.com/about-us/governance/ committees and include: • Overseeing and making recommendations to the Board on CCEP’s sustainability strategy • Making recommendations to the Board and monitoring progress against This is Forward sustainability targets and metrics • Reviewing the integrity of external statements about sustainability activity, targets and progress • Working in conjunction with the Audit Committee to review and make recommendations to the Board on sustainability related reporting • Overseeing all relevant environmental issues not covered directly by the sustainability strategy • Monitoring and recommending to the Board the establishment of appropriate sustainability related policies • Regularly reviewing the requirements for external assurance of ESG related disclosures and identifying material ESG related risks in conjunction with the Audit Committee Skills and expertise The Committee terms of reference require that members have the appropriate knowledge, skills and expertise to understand ESG-related strategy, targets and implementation. Members must undertake appropriate development of their skills and are provided with training as necessary. This ensures that the Committee has the relevant skills and expertise to address ESG-related impacts, risks and opportunities. Activities of the ESG Committee during the year The Committee met six times in 2024, including a joint meeting with the Audit Committee. The main focus of the Committee was monitoring CCEP’s progress against its sustainability action plan, This is Forward. A summary of other matters considered by the Committee during 2024 is set out to the right. Summary of matters considered by the Committee • 2023 and 2024 Sustainability Reporting and Assurance • Sustainability Key Performance Dashboard • Sustainability regulation • Climate risk modelling • ESRS Reporting and DMA • 2030 carbon reduction plan • TCCC sustainability goals and campaigns • Philippines GHG emissions • Corporate Reputation Survey • • Ethics and Compliance • Code of Conduct • Modern Slavery Statement • Data Privacy • Gifts, Entertainment and Anti-bribery Policy and Policy Guidance • Committee effectiveness review • Terms of reference review Mario Rotllant Sol&agrave; Chairman of the ESG Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 131 ESG Committee report

Remuneration outcomes for 2024 reflect solid overall business performance.” Dear Shareholder On behalf of the Board, I am pleased to present the Directors’ remuneration report for CCEP for the year ended 31 December 2024. This includes a summary of our remuneration policy on page 134, which shareholders approved at our 2023 AGM. We have also set out our Annual report on remuneration (ARR) on pages 136-148, which outlines how we implemented the policy during 2024 and how we intend to do so in 2025. This will be subject to an advisory vote at our 2025 AGM. All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets refer to those measures that are defined within the ARR. A. Comparable and on a tax and currency neutral basis, adjusted for brand sales. Remuneration outcomes for 2024 Annual bonus The solid overall business performance outlined in the Strategic Report has been reflected through the annual bonus, with performance against all three financial metrics being within the target range. Reported revenue and comparable operating profit increased year on year by 11.7% and 12.2%, respectively. This, alongside strong comparable free cash flow generation, has resulted in an overall Business Performance Factor (BPF) of 108% of target being achieved. The strong business performance is also a reflection of the exceptional leadership of the CEO throughout 2024, which resulted in an Individual Performance Factor (IPF) of 1.15x being awarded to him. The final bonus payment to the CEO was 52% of maximum. Further details are provided on pages 136-137 of the ARR. 2022 Long-Term Incentive Plan The 2022 Long-Term Incentive Plan (LTIP) award, granted in March 2022, was subject to earnings per share (EPS), return on invested capital (ROIC) and CO2e reduction performance targets over the three year period to 31 December 2024. Around 300 senior executives and management participated in the scheme, including the CEO.♦ CCEP has performed very strongly over the last three years, with cumulative EPS growth of 10.8% per annum(A) and outperformance of our ROIC and CO2e reduction targets. This level of performance results in a formulaic vesting outcome of 2.0x target.♦ In assessing the formulaic vesting outcome, the Committee also undertook a holistic assessment of overall performance over the three year period to determine whether the level of vesting was a fair reflection of broader CCEP performance. In the course of its assessment, the Committee noted that: • As with EPS and ROIC, CCEP’s performance against its other key financial indicators had been equally strong, as disclosed in more detail on pages 2-3 of the Strategic Report • CCEP had delivered +59% total shareholder return over the performance period, which was top decile versus our sector and ahead of the FTSE 100, Euronext 100 and S&P 500 indices • The wider stakeholder experience, including that of our employees, had been positive, with no material areas of concern identified • CCEP had delivered strongly against our sustainability initiatives, as disclosed in more detail on page 139 of the ARR As a result of the assessment, the Committee determined that the overall performance of the business continued to be strong. On the same basis as last year, it was recognised that when the CO2e reduction targets were set in 2022 aligned with prior year targets there remained a degree of uncertainty about what represented appropriately stretching performance for the business. The Committee had been keen to include the metric, given its importance to CCEP’s sustainability agenda, but as a relatively new measure there remained a number of moving parts. Reflecting now, the Committee considers it appropriate to follow a similar approach to the 2020 and 2021 LTIP awards and apply downwards discretion in respect of the final vesting level to cap the outcome at target. This reduces the overall vesting level to 1.85x target and the Committee believes this to be a fair reflection of overall performance. This results in a final vesting value for the CEO of £10.2 million, which includes £4.9 million of benefit from the strong share price growth and dividend delivery over the performance period, which has delivered more than £9 billion of value to shareholders.♦ Further details are provided on page 138 of the ARR. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 132 Statement from the Remuneration Committee Chairman ESRS 2 GOV-3 ESRS

Implementation of remuneration policy in 2025 The Committee considers that our overall remuneration framework remains fit for purpose and will implement our remuneration policy for 2025 on the same basis as for 2024. See pages 146-147 for further details. The Committee has approved a 2.0% salary increase for the CEO, effective 1 April 2025, which is aligned with the merit increase for the wider GB workforce. The structure of the 2025 annual bonus will be unchanged from last year, with the business performance element being based on stretching performance targets for operating profit, revenue and operating free cash flow. For the CEO, his individual element will be assessed against objectives aligned to the key strategic areas of focus of the business, which include: market share, operational and competitiveness objectives. All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets refer to those measures that are defined within the ARR. The 2025 LTIP award will continue to be based on a mix of EPS, ROIC, and CO2e reduction. The targets have been set at stretching levels taking into account both our long-term plan and external forecasts, as disclosed on page 147 of the ARR. Following the end of the performance period, LTIP awards will be subject to an additional two-year holding period. Looking ahead We regularly monitor the performance of our remuneration policy and will continue to engage with shareholders where necessary to ensure we are implementing the policy in a way which is aligned with both good governance and commercial best practice. Our remuneration policy and outcomes reflect a strong emphasis on performance related pay, aligned to shareholder interests and our strategic aims. At our 2026 AGM we will be seeking shareholder support for our next remuneration policy and I look forward to engaging with our major shareholders on our proposals during the course of this year, and hope we will continue to receive your support in respect of our ARR at our forthcoming AGM in May 2025. John Bryant Chairman of the Remuneration Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 133 Statement from the Remuneration Committee Chairman continued

Governance framework Key principle Application to policy Current implementation Focused on delivering our business strategy Annual bonus and LTIP measures aligned to the KPIs of the business Annual bonus metrics LTIP metrics Operating profit EPS Revenue ROIC Operating free cash flow Co2e See ARR for definitions Simple, transparent and aligning the interests of management and shareholders • Only two simple incentive plans operated • Strong focus on pay for performance • Majority of remuneration package delivered in shares • Significant shareholding requirement of three times salary • CEO pension aligned to wider workforce CEO pay mix linked to performance at target Able to be cascaded through the organisation and applicable to the wider workforce The same remuneration framework is applied to all members of the ELT (but with lower incentive levels) Variable remuneration should be performance related against stretching targets Targets are set at stretching levels in the context of the business plan and external forecasts • Target performance linked to business plan • Maximum payout requires performance significantly above plan Summary of remuneration policy table Fixed pay Annual bonus LTIP♦ Key features Base salary Annual increases will normally take into account business performance and increases awarded to the general workforce Benefits A range of benefits may be provided in line with market practice Pension • Can participate in the UK pension plan or receive a cash allowance on the same basis as all other employees • Maximum employer contribution is £30k Key features • Target bonus opportunity is 150% of salary • Bonus calculated by multiplying the target bonus by a BPF (0-200%) and an IPF (0-120%) • Business and individual performance targets are set in the context of the strategic plan • Malus and clawback provisions may apply to awards • Discretion to adjust the formulaic outcome up or down taking into account all relevant factors Key features • Based on performance measures aligned to the strategic plan and measured over at least three financial years • Target LTIP award is 250% of salary (500% of salary maximum) • Malus and clawback provisions may apply to awards • Two year holding period applied after vesting • Discretion to adjust the formulaic vesting outcome up or down taking into account all relevant factors Link to strategy • Supports recruitment and retention of Executive Directors of the calibre required for the long-term success of the business Link to strategy • Incentivises delivery of the business plan on an annual basis • Rewards performance against key indicators which are critical to the delivery of the strategy Link to strategy • Focused on delivery of Group performance over the long term • Delivered in shares to provide alignment with shareholders’ interests A full copy of the policy can be found on pages 122–129 of the 2022 Integrated Report, in the reports & results section of the investor section of our website at cocacolaep.com/investors All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets for 2025 refer to those measures that are defined within the ARR. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 134 Overview of remuneration policy 22% Fixed pay 29% Annual bonus 49% LTIP ESRS 2 GOV-3 ESRS

Overview of 2024 remuneration performance Overview of 2025 CEO remuneration framework CCEP share price(A) (US$) Reported long-term KPIs Fixed pay Annual bonus LTIP 80 75 70 65 60 31 Dec 2023 31 Dec 2024 A. Nasdaq listing. 2024 CEO single figure CEO shareholding £1.4m (10%) £2.3m (17%) £10.2m (73%) As at 31 Dec 2024 2,626% of salary 300% of salary Fixed pay 2024 total value Annual bonus £13.9m Current shareholding LTIP Shareholding requirement B. Comparable diluted EPS and comparable ROIC are non-IFRS performance measures. Refer to ‘Note regarding the presentation of adjusted financial information and alternative performance measures’ on pages 80-81 for the definition of our non-IFRS performance measures and to pages 87 and 91 for a reconciliation of reported to comparable results. Annual bonus outcomes (multiple of target) Operating profit 1.00x Revenue 0.65x Operating free cash flow e t 1.93x Bonus pay out = 52% of maximum (including IPF of 1.15x) Comparable EPS(B) Comparable ROIC(B) CO2e reduction per litre (Reduction 2021-2024) Base salary 2.0% increase for 2025 £1.29m Benefits • Car allowance • Private medical • School fees • Financial planning Pension Pension scheme contribution and cash in lieu aligned to wider workforce £28k All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets for 2024 outcomes and for 2025 refer to those measures that are defined within the ARR. Read more in the Annual report on remuneration from page 136 1 Operating profit 50% 2 Revenue 30% 3 Operating free cash flow 20% 0x–1.2x Individual multiplier 150% 360% (% of salary) Target Maximum 1 ROIC 42.5% 2 EPS 42.5% 3 Reduction in CO2e♦ 15.0% 250% 500% (% of salary) Target Maximum Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 135 Remuneration at a glance 1 2 3 1 2 3 11.3%2024 11.1%2024 10.3%2023 9.1%2022 3.952024 3.712023 3.392022 ESRS 2 GOV-3 ESRS

Remuneration outcomes for 2024 The following pages set out details of the remuneration received by Directors for the financial year ending 31 December 2024. Prior year figures have also been shown. Audited sections of the report have been identified. The Directors’ remuneration in 2024 was awarded in line with the remuneration policy, which was approved by shareholders at the AGM in May 2023. Single figure table for Executive Directors (audited) Individual Year Salary (£000) Taxable benefits (£000) Pension (£000) Fixed pay (£000) Annual bonus (£000) Long-term incentives (£000) Variable remuneration (£000) Total remuneration (£000) Damian Gammell 2024 1,260 75 28 1,363 2,343 10,196(A) 12,539 13,902 2023 1,235 99 27 1,361 3,525 8,273(B) 11,798 13,159 A. Value based on share price and exchange rate on vest date of 10 March 2025 of US $80.95 (£62.81) and includes £682,000 cash payment in respect of dividend equivalents to be paid on the vested Shares. Around £4,176,000 of the vest value is attributable to share price appreciation. B. Restated from £7,396,000 in last year’s single figure table to reflect actual share price on vesting date of US $70.92 (£55.70) on 15 March 2024 applied to 138,201 vested Shares and £574,000 cash payment in respect of dividend equivalents paid on the vested Shares. Notes to the single figure table for Executive Directors (audited) Base salary Damian Gammell received a salary increase of 2.0% from £1,241,440 to £1,266,269 effective from 1 April 2024. This increase was lower than the merit increase provided to the wider GB workforce of 3.5%. Taxable benefits During the year, Damian Gammell received the following main benefits: car allowance (£14,000), financial planning allowance (£10,000), schooling allowance (£25,000 net) and family private medical coverage (£4,000). Pension The pension provisions that apply to Damian Gammell are aligned to all other GB employees. Damian Gammell elected to receive a contribution into the pension scheme up to the annual allowance with the balance up to the maximum allowed by the remuneration policy as a cash allowance. This equates to a total payment of £30,000 from CCEP inclusive of employer National Insurance contributions (i.e. the actual benefit received by Damian Gammell is less than £30,000 per year). Annual bonus Around 12,500 people across the organisation participate in the annual bonus (around 38% of our total workforce). Around two thirds of our employees participate in annual variable remuneration plans in total, including the annual bonus, sales incentive plans (around 20% of our people), and local incentive plans (around 25% of our people). Overview of CCEP’s annual bonus design The 2024 CCEP annual bonus plan was designed to incentivise the delivery of the business strategy and comprised the following elements: Business Performance Factor (BPF) – Provides alignment with our core objectives to deliver strong financial performance against our main financial performance indicators of operating profit (50%), revenue (30%) and operating free cash flow (20%). Individual Performance Factor (IPF) – Individual objectives were also set for Damian Gammell, focused on a number of areas which are aligned to key longer-term strategic objectives of the business. In line with the remuneration policy, Damian Gammell had a target bonus opportunity of 150% of salary. Actual payments range from zero to a maximum of 360% of salary depending on the extent to which business and individual performance measures were achieved. Target bonus (150% of base salary) BPF (0x to 2.0x) IPF (0x to 1.2x) Final bonus outcome (0% to 360% of base salary) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 136 Annual report on remuneration

2024 annual bonus outcome – BPF As set out in the Statement from the Remuneration Committee Chairman on page 132, overall performance in 2024 has been solid. This has been reflected in the annual bonus outcome, with performance for all three financial measures being within the target range. Performance targets Performance outcomes Measure Weighting Threshold (0.25x multiplier) Target (1x multiplier) Maximum (2x multiplier) Actual outcome Multiplier achieved Operating profit(A) 50% €2,602m €2,727m €2,852m €2,727m 1.00x Revenue(B) 30% €20,601m €21,437m €21,823m €21,042m 0.65x Operating free cash flow(C) 20% €2,384m €2,563m €2,743m €2,729m 1.93x Total 100% 1.08x A. Comparable operating profit on a FX neutral basis at budget rates. B. Revenue on a FX neutral basis at budget rates. C. Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on an FX neutral basis at budget rates. 2024 annual bonus outcome – IPF To determine an appropriate IPF, the Chairman of the Board assesses Damian Gammell’s performance against the individual performance objectives that were set at the start of the year. The outcome is then discussed with and recommended by the Committee for final approval by the Board. Damian Gammell once again provided exceptional leadership of the business during 2024 within a very challenging external environment. He delivered strongly against his specific individual objectives outlined in the table to the right, but also led the business strongly across all areas despite macro and geopolitical challenges. This has resulted not only in strong business performance but delivered record levels of employee engagement in what continues to be a more diverse organisation. Taking all relevant factors into account the Board determined that his IPF should be set at 1.15x for the year. Further details of some of the specific objectives achieved, which link to our strategic pillars (great brands, great people, great execution, done sustainably), are included in the table below: 2024 objectives Performance delivered Strategic objective Grow sparkling volume share versus 2023 • Delivery of increased volume share, value share and absolute volume Succession and development plans • Development and approval of long-term succession plans for ELT and their direct reports, including internal successors filling two roles on the ELT in 2024 Indonesia transformation and integration of Philippines • Delivery of transformation ahead of plan in Indonesia. Successful integration of the Philippines with delivery of strong annual performance exceeding budgets Sustainability • Development and approval of next iteration of GHG reduction plan to 2030 Link to strategy Great brands Great people Great execution Done sustainably 2024 annual bonus outcome – calculation Based on the level of performance achieved, as set out above, this resulted in a cash bonus paid following the year end to Damian Gammell as follows: Target bonus (150% of base salary) BPF (1.08x) IPF (1.15x) Final bonus outcome (186% of base salary) Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 137 Annual report on remuneration continued

Long-term incentives♦ Awards vesting for performance in respect of 2024 The 2022 LTIP award was subject to EPS, ROIC and CO2e reduction performance targets measured over the three year performance period from 1 January 2022 to 31 December 2024. Performance targets(D) Measure Weighting Threshold (25% vesting) Target (100% vesting) Maximum (200% vesting) Actual performance outcome Final vesting level EPS(A) 42.5% €3.19 €3.58 €3.85 €4.03 2.00x ROIC(B) 42.5% 8.8% 9.7% 10.4% 10.7% 2.00x CO2e reduction(C) 15% 6.0% per litre 8.0% per litre 10.0% per litre 11.3%(E) per litre 2.00x Total formulaic vesting level 2.00x Total vesting after discretion 1.85x A. Comparable and on a tax and currency neutral basis, adjusted for brand sales and material non-cash equity accounting adjustments. B. ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for brand sales and material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. C. Relative reduction in total value chain GHG emissions per litre since 2021. Target based on entire value chain in Europe. D. Straight-line vesting between each vesting level shown. E. This metric is included in the sustainability statement. In assessing the formulaic vesting outcome of the 2022 LTIP, the Committee additionally undertook a holistic assessment of overall performance over the three-year period to determine whether the formulaic outcome was an appropriate vesting level for all participants (around 300 people who occupy the most senior roles in the business) and reflected underlying Company performance. The Committee took into account a wide range of performance reference points, including financial performance, returns to shareholders, the stakeholder experience and our sustainability achievements, as described below. As a result of the assessment, the Committee determined the overall performance of the business to be strong. However, as outlined in the Statement from the Remuneration Committee Chairman (page 132) the Committee considered it appropriate to follow a similar approach to that used for the 2020 and 2021 LTIP awards and apply downwards discretion in respect of the final vesting level for the CO2e reduction measure and cap this at target. This reduced the overall vesting level to 1.85x target, and the Committee believes this to be a fair reflection of overall performance. From the 2023 LTIP, CO2e reduction targets were set at more stretching levels and as such it is expected that vesting outcomes will be aligned with the formulaic outcome in future years. The value of the award has been calculated based on the share price at vesting of US $80.95 (£62.81). This results in a final pay out of around £10.2 million including the value of the cash payment to be received in respect of dividend equivalents accrued during the vesting period. As outlined in the Chairman’s statement, this value included the benefit of the significant increase in share price over the three year performance period, which has delivered over £9 billion of value to shareholders over the same period. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 138 Annual report on remuneration continued ESRS 2 GOV-3 ESRS

Holistic review of overall performance over 2022 LTIP performance period Overall business performance • NARTD value share growth over the performance period (2022 = +10bps, 2023 = +10bps and 2024 = +40bps). • Number one value creator in FMCG in Europe, Australia and the Philippines, creating additional €1.3 billion value for our customers across all markets versus 2023. • Across the three-year performance period, we created over €3.4 billion of value for customers across our markets, by focusing on great brands supported in market by great execution. • Continued robust top and bottom line growth, growing share ahead of the market and delivered underlying volume growth. • Delivered solid adjusted comparable revenue per unit case (FY24 +2.7%) through our continued focus on revenue and margin growth management. • Strong comparable free cash flow generation of €1.8 billion in 2024, ahead of our medium-term objective of around €1.7 billion. Shareholder experience • Share price performance – highest share price to date in the history of the company ($81.88) achieved during the performance period (share price as at the vest date remained 78% above the grant price). • Significant value delivered to shareholders through continued payments of dividends – FY24 dividend per share of €1.97 (+7% versus 2023), and cumulative dividends of €2.5 billion over the period, maintaining an annualised dividend pay-out ratio of approximately 50%. • Strong TSR growth – 59% growth over the three-year period, which was top decile performance versus FMCG peers and outperformed the FTSE 100 (20%), Euronext 100 (10%) and S&P 500 (35%). Continued delivery of our sustainability agenda • CCEP’s focus on long-term value creation and innovation positions sustainability at the heart of everything we do. Over the 2022 LTIP performance period we delivered the following(A): – 20.0% reduction across our Scope 1, 2 and 3 GHG emissions since 2019. – Reduction in our Group Water Use Ratio of 4.3% versus 2019. – Continued to exceed our target to use &gt;50% rPET, reaching 56.0% across the Group, and 63.2% in Europe in 2024. – 49.9% of our volume sold came from low or no calorie products, making progress against our target to reach 50% by 2030. A. Data excluding the Philippines. In 2025, we will review and update our sustainability action plan to include the Philippines. Integration of our Philippines business • Seamless integration of the Philippines into the CCEP family. • Great full year performance in this highly attractive and growing market with fantastic momentum delivering double-digit volume growth. • Great execution driving record high value share gains (75% sparkling and 50% NARTD). • FY24 operating margin expansion up around 200bps to around 7.5%. Wider workforce and other stakeholder experiences • Our primary focus throughout the performance period, in the context of the macro geopolitical environment, was on the safety and wellbeing of our colleagues. This included emotional and mental wellbeing support through an expanded EAP, and a significant Mental Health First Aider programme to provide ongoing support to all employees. • In recognition of the rising cost of living, one-off payments were delivered in 2022 to our lowest paid colleagues in selected markets. • In 2022, we launched the new global Employee Share Purchase Plan (ESPP), which gives our employees the opportunity to buy Shares in CCEP on a regular basis. For every share an employee purchases, CCEP will provide a matching share, up to an agreed limit. Total value of matching shares delivered to participants valued at 31 December 2024 has been €45 million. In Great Britain, we offer a similar opportunity under an employee share plan, which makes use of a tax-efficient opportunity for employees to become shareholders through salary sacrifice arrangements. Around 46% and 76% of eligible employees were participating in the global ESPP and Great Britain share plan, respectively, on 31 December 2024. • Focus on our communities(A) – our employees volunteered approximately 41,800 hours with a total of €15.0 million in community investment in Europe and APS. Our Support My Cause initiative enables employees to nominate local charities they feel passionately about for a donation from the business. Since 2019, we have donated €1.5 million to 240 local charities and community groups across our territories. In addition, in 2024, we continued to financially support grassroots charitable and community partnerships located close to our sites. • Focus on our customers – we have an unrivalled customer coverage with which we jointly create value, with more than €3.4 billion added to the FMCG industry since 2022. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 139 Annual report on remuneration continued

Awards granted in 2024 (audited) A conditional award of performance share units (PSUs) was granted under the CCEP LTIP to Damian Gammell on 24 May 2024, with a target value of 250% of salary in line with the remuneration policy. The performance measures were unchanged from the prior year and continued to align with the long-term strategy – EPS, ROIC and CO2e reduction. Financial targets were set at stretching levels and on the same basis as in prior years, taking into account both our long-term plan and external forecasts. Targets for CO2e reduction were aligned with those for the 2023 LTIP, significantly increased versus those used for prior awards. Further details are set out below: Individual Date of award Maximum number of Shares under award Target number of Shares under award(A) Closing Share price at date of award Face value Performance period Normal vesting date Damian Gammell 24 May 2024(B) 112,218 56,109 US$73.08 US$8,200,891 1 Jan 2024 – 31 Dec 2026 15 Mar 2027 A. Number of Shares awarded calculated using 10 day average share price to the normal grant date (15 March 2024) of US$70.62. B. The award date was delayed to May 2024 due to the timing of the acquisition of CCBPI, and to enable robust targets to be set for the combined business, however all other terms including the vest date were set as if granted at the normal time. The vesting of awards is subject to the achievement of the following performance targets: Vesting level(D) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) EPS achieved in the final year of the performance period (FY 2026) 42.5% €4.14 €4.64 €4.99 ROIC(B) ROIC achieved in the final year of the performance period (FY 2026) 42.5% 11.3% 12.6% 13.7% CO2e reduction(C) Relative reduction in total value chain GHG emissions since 2023 (gCO2e/litre) 15% 12.0% per litre 14.5% per litre 17.0% per litre A. Comparable and on a tax and currency neutral basis. Should there be share repurchases during the performance period, or any material changes resulting from the Philippines purchase price allocation, an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting. B. ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. Should there be share repurchases during the performance period, or any material changes resulting from the Philippines purchase price allocation, an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting. C. Target based on entire Group value chain. D. Straight line vesting between each vesting level. Any award vesting for the CEO will be subject to a two year post-vesting holding period. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 140 Annual report on remuneration continued

Historical TSR performance and CEO remuneration outcomes The chart below compares the TSR performance of CCEP from admission up until 31 December 2024 with the TSR of the Euronext 100, the FTSE 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as to CCEP. 30 trading day average data: against S&P 500, Euronext 100 and FTSE 100 Total shareholder return data CCEP S&P 500 Euronext 100 FTSE 100 May 2016 Dec 2016 Dec 2017 Dec 2018 Dec 2019 Dec 2020 Dec 2021 Dec 2022 Dec 2023 Dec 2024 0 50 100 150 200 250 300 350 The following table summarises the historical CEO’s single figure of total remuneration, annual bonus and LTIP pay out as a percentage of the maximum opportunity over this period: 2016(A) 2016(A) 2017 2018 2019 2020 2021 2022 2023 2024 John Brock Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell Damian Gammell CEO single figure of remuneration (‘000) US$3,890 £27 £3,716 £3,821 £7,839 £5,513 £7,672 £12,153 £13,159(B) £13,902 Annual bonus pay out (as a % of maximum opportunity) 31.23% 40.6% 60.7% 63.1% 43.7% 35.3% 84.1% 85.8% 79.3% 51.7% LTIP vesting (as a % of maximum opportunity) N/A N/A N/A N/A 59.0% 36.5% 45.0% 92.5% 92.5% 92.5% A. The figures for 2016 are in respect of the period for which each individual served as CEO during the year. John Brock served as CEO from 29 May to 28 December 2016. Damian Gammell served as CEO from 29 December to 31 December 2016. B. Restated from last year’s single figure to reflect the actual share price on vesting date for the 2021 LTIP. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 141 Annual report on remuneration continued

Percentage change in CEO and Director remuneration The table below shows the percentage change in CEO and Director remuneration from 2023 to 2024 (and between prior years) compared to the average percentage change in remuneration for all employees of the Parent Company. 2024 2023 2022 2021 2020 Comparator Base salary/fee Taxable benefits Annual bonus Base salary/fee Taxable benefits Annual bonus Base salary/fee Taxable benefits(F) Annual bonus Base salary/fee Taxable benefits(F) Annual bonus Base salary/fee Taxable benefits(F) Annual bonus CEO 2.0% (24.2)% (33.5)% 2.2% (26.7)% (5.5)% 2.5% 0.7% 4.6% 0.4%(G) 0.0% 139.4% 2.0% 5.5% (17.5)% All employees 3.5% 1.7% (30.6)% 4.3% 0.5% (7.0)% 3.4% 0.6% 11.7% 1.7% 1.1% 139.9% 2.7% 0.2% (21.9)% Other Directors Sol Daurella 2.8% (71.4%) n/a 1.3% 133.3% n/a 2.4% 200.0% n/a 0.0% 0.0% n/a 0.5% 0.0% n/a Manolo Arroyo(A) 3.5% 100.0% n/a 4.5% (87.5)% n/a 71.9% n/a n/a n/a n/a n/a n/a n/a n/a Guillaume Bacuvier(B) n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a John Bryant(C) 2.2% 50.0% n/a 17.9% (11.1)% n/a 3.5% 125.0% n/a n/a n/a n/a n/a n/a n/a Jos&eacute; Ignacio Comenge 2.0% (41.7)% n/a 1.0% 33.3% n/a 2.0% 125.0% n/a 0.0% 300.0% n/a 1.0% (80.0)% n/a Nathalie Gaveau 8.2% (77.8)% n/a 12.2% 200.0% n/a 6.5% 200.0% n/a 0.0% 0.0% n/a 0.0% (66.7)% n/a &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 2.4% (38.5)% n/a 1.2% 62.5% n/a 2.4% 100.0% n/a 0.0% 100.0% n/a 0.0% (71.4)% n/a Mary Harris(D) 70.0% (21.4)% n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a Thomas H. Johnson 4.2% (37.5)% n/a 7.8% 23.1% n/a 2.7% 550.0% n/a 0.0% n/a n/a 3.5% (100.0)% n/a Dagmar Kollmann 1.5% 8.3% n/a 3.8% 20.0% n/a 16.8% 150.0% n/a 0.0% 300.0% n/a 71.2% (83.3)% n/a Alfonso L&iacute;bano Daurella 2.0% (80.0)% n/a (2.9)% 66.7% n/a 1.0% n/a n/a 0.0% n/a n/a 1.0% (100.0)% n/a Nicolas Mirzayantz(D) 98.3% (76.9)% n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a Mark Price 3.5% (33.3)% n/a 5.5% 100.0% n/a 5.8% 200.0% n/a 0.0% 0.0% n/a 71.7% (50.0)% n/a Nancy Quan(D) 71.7% 0.0% n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a Mario Rotllant Sol&aacute; 1.7% (58.3)% n/a 8.0% 33.3% n/a 14.3% 125.0% n/a 0.0% 300.0% n/a 1.0% (80.0)% n/a Dessi Temperley(E) 1.6% 57.1% n/a 8.0% (30.0)% n/a 15.3% 150.0% n/a 69.0% n/a n/a n/a n/a n/a A. Appointed to the Board on 26 May 2021. B. Appointed to the Board on 1 January 2024. C. Appointed to the Board on 1 January 2021. D. Appointed to the Board on 24 May 2023. E. Appointed to the Board on 27 May 2020. F. Reduction and increases in taxable benefits reflect the impact of travel restrictions across 2020, 2021 and 2022. G. No increase was applied for 2021, but small increase reflects the 2020 salary increase applying only from 1 April 2020. Relative importance of spend on pay The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2024 and 2023, along with the percentage change of each. 2024 2023 € million € million % change Total employee expenditure 2,624 2,433 7.9% Dividends paid(A) 910 841 8.2% A. There were no share buybacks in 2023 or 2024. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 142 Annual report on remuneration continued

CEO pay ratio The table below shows the ratio of the CEO’s single figure of remuneration for 2024 to the 25th percentile, median and 75th percentile total remuneration of full time equivalent GB employees. The ratio is heavily influenced by the fact that the CEO participates in the LTIP. If the LTIP were excluded from the calculation, then the median ratio would be 60:1. The main reason for the increase in the ratio from 2023 to 2024 is driven by a change in the reported LTIP value for the CEO, due to strong share price performance over the LTIP vesting period. Year(D) Method 25th percentile ratio Median ratio 75th percentile ratio 2024 Option B 290:1(A) 224:1(B) 196:1(C) 2023 246:1 189:1 150:1 2022 281:1 171:1 130:1 2021 221:1 162:1 92:1 2020 175:1 105:1 83:1 2019 250:1 169:1 111:1 A. The individual used in this calculation received total pay and benefits of £48,000 (of which £39,000 was salary). B. The individual used in this calculation received total pay and benefits of £62,000 (of which £52,000 was salary). C. The individual used in this calculation received total pay and benefits of £71,000 (of which £58,000 was salary). D. Prior year ratios are as reported in previous years and not restated for final vest values of LTIP awards. The Committee has chosen Option B (hourly gender pay gap information as at 5 April 2024) to determine the ratios, as that data was already available and provides a clear methodology to calculate full time equivalent earnings. No component of pay and benefits has been omitted for the purposes of the calculations. The Committee is satisfied that the individuals whose remuneration is used in the above calculations are reasonably representative of employees at the three percentile points, having also reviewed the remuneration for individuals immediately above and below each of these points, and noted that the spread of ratios was acceptable. No adjustments were made to the three reference points selected. The Committee believes the median ratio is consistent with the pay and reward policies for CCEP’s GB employees. CCEP is committed to offering an attractive package for all employees. Salaries are set with reference to factors such as skills, experience and performance of the individual, as well as market competitiveness. All employees receive a wide range of employee benefits and a large number are eligible for an annual bonus. Our LTIP is designed to link remuneration to the delivery of long-term strategic objectives and therefore participation is typically offered to senior employees who have the ability to influence these outcomes. The 25th percentile, median and 75th percentile employees identified in the above calculation do not participate in the LTIP. As the CEO participates in the LTIP, the ratio will be influenced by vesting outcomes and will likely vary year on year. In consideration of these points, the Committee considers that the levels of remuneration are appropriate. Payments to past Directors (audited) There were no payments to past Directors during the year. Payments for loss of office (audited) There were no payments for loss of office during the year. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 143 Annual report on remuneration continued

Statement of Directors’ share ownership and share interests (audited) Interests of the CEO The CEO is required to hold 300% of their base salary in Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (after tax) must be retained. The guideline continues to apply for one year following termination of employment. Share ownership requirements and the number of Shares held by Damian Gammell are set out in the table below. Interests in Shares at 31 December 2024 Interests in share incentive schemes subject to performance conditions at 31 December 2024(A)(B)(C) Interests in share option schemes(A)(B) Share ownership requirement as a % of salary Share ownership as a % of salary achieved at 31 December 2024 Shareholding guideline met Interests in Shares at 10 March 2025(D) Damian Gammell 542,123 406,732 – 300% 2,626% &uuml; 621,291 A. For further details of these interests, please refer to footnote (C) of the outstanding awards table below. B. Do not count towards achievement of the share ownership guideline. C. The CEO has no interests in share incentive schemes not subject to performance conditions at 31 December 2024. D. This includes the post-tax shares resulting from the 151,493 shares that vested under the 2022 LTIP on 10 March 2025. Details of the CEO’s share awards are set out in the table below. Director and grant date Form of award Exercise price Number of Shares subject to awards at 31 December 2023 Granted during the year Vested during the year Exercised during the year Lapsed during the year Number of Shares subject to awards at 31 December 2024 End of performance period Vesting date Damian Gammell(A) 29 Sep 2021 PSU(B) N/A 149,406 – 138,201 N/A 11,205 – 31 Dec 2023 15 Mar 2024 10 Mar 2022 PSU(C)(D) N/A 163,776 – – N/A – 163,776 31 Dec 2024 10 Mar 2025 13 Mar 2023 PSU(C) N/A 130,738 – – N/A – 130,738 31 Dec 2025 13 Mar 2026 24 May 2024 PSU(C) N/A – 112,218 – N/A – 112,218 31 Dec 2026 15 Mar 2027 A. In addition, the CEO had 324,643 vested options with an expiry date of 5 November 2025 and an exercise price of US $39.00 which were exercised by the CEO during the year. B. The performance condition was satisfied at 92.5% of maximum on 31 December 2023. Award vested on 15 March 2024. C. The number of Shares shown is the maximum number of Shares that may vest if the performance targets are met in full. D. The 2022 PSU awards vested at 185% of target (151,493 shares) on 10 March 2025. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 144 Annual report on remuneration continued

Interests of other Directors (audited) The table below gives details of the Share interests of each NED either through direct ownership or connected persons. Interests in Shares at 31 December 2024(E) Interests in Shares at 10 March 2025 Sol Daurella(A)(B) 33,385,384 33,385,384 Manolo Arroyo – – Guillaume Bacuvier(D) – – John Bryant 3,340 3,340 Jos&eacute; Ignacio Comenge(A)(C) 7,855,504 7,855,504 Nathalie Gaveau – – &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar(A) 3,143,876 3,143,876 Mary Harris – – Thomas H. Johnson 14,000 14,000 Dagmar Kollmann – – Alfonso L&iacute;bano Daurella(A) 6,701,540 6,701,540 Nicolas Mirzayantz 7,930 7,930 Mark Price – – Nancy Quan – – Mario Rotllant Sol&aacute; – – Dessi Temperley 10,000 10,000 A. Shares held indirectly through Olive Partners. The number of Shares increased slightly during the year as a result of a reduction in Olive Partners’ share capital. B. For the purposes of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), Sol Daurella (and her connected persons within the meaning of section 252 of the Companies Act) are deemed to be interested in the shares held by Olive by virtue of their indirect minority interest in Cobega S.A, which indirectly owns 57.5% of Olive. C. Jos&eacute; Ignacio Comenge’s Share interests increased to 7,855,504 on 12 February 2024 following an increase to his overall holding in Olive Partners. D. Appointed to the Board on 1 January 2024. E. No changes occurred to the Directors’ direct beneficial interests in Shares between 31 December 2024 and 10 March 2025. Dilution levels The terms of the Company’s share plans set limits on the number of newly issued Shares that may be issued to satisfy awards. These limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans. Single figure table for NEDs (audited) The following table sets out the total fees and taxable benefits received by the Chairman and NEDs for the year ended 31 December 2024. Prior year figures are also shown. 2024 (£’000) 2023 (£’000) Individual Base fee Chairman/ Committee fees Taxable benefits(C) Total fees Base fee Chairman/ Committee fees Taxable benefits(C) Total fees Sol Daurella 597 32 2 631 582 30 7 619 Manolo Arroyo 87 32 2 121 85 30 1 116 Guillaume Bacuvier(A) 87 10 1 98 - - - - John Bryant 87 54 12 153 85 53 8 146 Jos&eacute; Ignacio Comenge 87 16 7 110 85 16 12 113 Nathalie Gaveau 87 32 2 121 85 25 9 119 &Aacute;lvaro G&oacute;mez-Tr&eacute;nor Aguilar 87 0 8 95 85 0 13 98 Mary Harris(B) 87 32 11 130 51 19 14 84 Thomas H. Johnson 120 52 10 182 117 48 16 181 Dagmar Kollmann 87 52 13 152 85 52 12 149 Alfonso L&iacute;bano Daurella 87 16 1 104 85 16 5 106 Nicolas Mirzayantz(B) 87 32 3 122 51 9 13 73 Mark Price 87 32 8 127 85 30 12 127 Nancy Quan(B) 87 16 8 111 51 9 8 68 Mario Rotllant Sol&aacute; 87 36 5 128 85 36 12 133 Dessi Temperley 87 37 11 135 85 37 7 129 A. Appointed to the Board on 1 January 2024. B. Appointed to the Board on 24 May 2023. C. Taxable benefits mainly relate to travel and accommodation costs in respect of attendance at Board meetings with FX rates used as at the date of the relevant meeting. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 145 Annual report on remuneration continued

Implementation of remuneration policy for 2025 The Committee annually reviews the incentive structure for senior management, including the measures and targets, to ensure they do not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour. Base salary Damian Gammell will receive a 2.0% salary increase effective 1 April 2025. This is aligned with the average merit increase provided to the wider GB workforce of 2.0%. Individual 2024 salary 2025 salary (effective from 1 April) % increase Damian Gammell £1,266,269 £1,291,594 2.0% Taxable benefits No significant changes to the provision of benefits are proposed for 2025. The main benefits for Damian Gammell will continue to include allowances in respect of: a car, financial planning, schooling and private healthcare. Pension No changes are proposed in respect of the pension provision for Damian Gammell. He will continue to receive a contribution into the pension scheme up to the annual allowance, with the balance up to the maximum allowed by the remuneration policy (£30,000 inclusive of employer National Insurance contributions) as a cash allowance. Annual bonus No changes have been made to the structure of the annual bonus plan for 2025, and the opportunity for Damian Gammell will remain unchanged at 150% of salary for target performance and 360% for maximum performance. Performance will continue to be assessed against financial and individual performance measures on a multiplicative basis as set out on page 136. The financial measures and relative weightings will also remain unchanged. Measure Definition Weighting Operating profit Comparable operating profit on a FX neutral basis at budget rates 50% Revenue Revenue on a FX neutral basis at budget rates 30% Operating free cash flow Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on a FX neutral basis at budget rates 20% In determining the IPF for Damian Gammell for 2025, he will be assessed against a number of objectives which are aligned to the key longer-term strategic objectives of the business, which include: Objectives include: Strategic objective • Growth in volume and volume share aligned with the business plan • Competitiveness targets as agreed with the Board • Operational targets relating to our markets • Long range planning for digital tools and AI Link to strategy Great brands Great people Great execution Done sustainably The actual financial targets are not disclosed prospectively, as they are deemed commercially sensitive. We intend to disclose them in next year’s ARR. A fuller description of individual performance objectives, including specific quantitative measures (where appropriate) and their outcomes, will also be disclosed in next year’s ARR. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 146 Annual report on remuneration continued

Long-term incentive Damian Gammell’s long-term incentive opportunity for 2025 will be aligned with the limits set out in the remuneration policy. He was granted a target award of 250% of salary on 18 March 2025 and may receive up to two times this target award (98,438 shares) if the maximum performance targets are achieved. The 2025 LTIP award will continue to be based on a mix of EPS, ROIC and CO2e reduction, unchanged from last year, and the targets have been set at stretching levels taking into account both our long-term plan and external forecasts. Following the end of the performance period, awards will be subject to an additional two year holding period. Vesting level(D) (% of target) Measure Definition Weighting 25% 100% 200% EPS(A) EPS achieved in the final year of the performance period (FY 2027) 42.5% €4.28 €4.80 €5.17 ROIC(B) ROIC achieved in the final year of the performance period (FY 2027) 42.5% 11.0% 12.3% 13.4% CO2e reduction(C) Relative reduction in total value chain GHG emissions since 2024 (gCO2e/litre) 15% 12.0% per litre 14.5% per litre 17.0% per litre A. Comparable and on a tax and currency neutral basis. Should there be share repurchases during the performance period an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting. B. ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. Should there be share repurchases during the performance period an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting. C. Target based on entire Group value chain. D. Straight line vesting between each vesting level. Chairman and NED fees The NED base fee and Chairman fee were increased by 2.0% with effect from 1 April 2025, as outlined below, to reflect inflation and general market increases. Fees were last increased with effect from 1 April 2024, other than for the Committee Chairman fees which were last increased with effect from 1 April 2023 for the Nomination Committee Chairman fee, 1 April 2022 for the Audit, Remuneration, and ESG Committee Chairman fees, and 1 April 2019 for the Affiliated Transaction Committee Chairman fee. Role Current fees Fees effective 1 April 2025 Chairman £602,250 £614,250 NED basic fee £88,000 £89,750 Additional fee for Senior Independent Director £32,750 £32,750 Additional fee for Committee Chairman Audit and Remuneration Committees £37,250 £37,250 Affiliated Transaction, Nomination and ESG Committees £36,000 £36,000 Additional fee for Committee membership Audit and Remuneration Committees £16,500 £16,500 Affiliated Transaction, Nomination and ESG Committees £16,000 £16,000 The Remuneration Committee The entire Board approves the remuneration policy and determines the terms of the compensation of the CEO and fees for the NEDs and Chairman, all on the Committee’s recommendation. The Committee is also responsible for setting the remuneration for each member of the ELT reporting to the CEO. The terms of reference can be found on our website at cocacolaep.com/about- us/governance/committees. Remuneration Committee members and attendance In line with the Shareholders’ Agreement, the Committee has five members, as set out on pages 98-102. There are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by ER. The Committee formally met five times during the year. Attendance is set out on page 111 of the Corporate governance report. As described in the remuneration policy, the Committee receives an annual report in respect of wider workforce remuneration, including pay and reward policies, which informs its decisions on executive pay. The Committee does not engage directly with employees on the issue of executive pay; however, within CCEP, employee groups are regularly consulted about matters affecting employees, including our strategy, Company performance, culture and approach to reward, and this feedback informs decisions on people matters and other activities. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 147 Annual report on remuneration continued

Remuneration Committee key activities The table below gives an overview of the key agenda items discussed at each scheduled meeting of the Remuneration Committee during 2024: Meeting date Key agenda items February 2024 • Approval of financial performance outcome for 2023 annual bonus • Approval of final vesting outcome for 2021 LTIP • Approval of 2023 annual bonus outcomes for the ELT March 2024 • Approval of 2024 annual bonus financial performance measures and targets • Approval of 2024 LTIP opportunities • Review of Chairman and NED fees • Approval of 2024 ELT remuneration packages • Review of ELT individual objectives in respect of the 2024 annual bonus • Approval of 2023 Remuneration Report May 2024 • Approval of 2024 LTIP targets • Deloitte Market Update • Advisor review • AGM voting update • Review of ELT changes, including packages and termination arrangements July 2024 • Review of executive shareholding guidelines • Review of annual report on wider workforce remuneration • Performance update in respect of 2024 annual bonus and 2022 LTIP December 2024 • Review of first draft of the 2024 Remuneration Report • Performance update in respect of 2024 annual bonus and 2022 LTIP • Approval of adoption of an Employee Benefit Trust for satisfying share awards • Base pay design for 2024 • Incentive design for 2024 • Review of Committee effectiveness • Appointment of Advisors The Chairman, CEO, CFO and the Chief People and Culture Officer attended meetings by invitation of the Committee to provide it with additional context or information, except where their own remuneration was discussed. Support for the Remuneration Committee Deloitte was appointed by the Remuneration Committee in 2016 following a selection process. During the year, Deloitte provided the Committee with external advice on executive remuneration. Deloitte is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct relating to executive remuneration consulting in the UK. The Committee is satisfied that the engagement partner and team that provide advice to the Committee do not have connections with CCEP or individual Directors that may impair their independence. During 2024, the wider Deloitte firm also provided CCEP with other tax and consultancy services. Following a formal tender process in 2024 the Committee appointed Ellason LLP as their remuneration advisors effective in February 2025. Total fees received by Deloitte in relation to the remuneration advice provided to the Committee during the year amounted to £57,550 based on the required time commitment. Summary of voting outcomes The table below shows how shareholders voted in respect of the ARR at the AGM held on 22 May 2024 and the remuneration policy at the AGM held on 24 May 2023: Resolution Votes for (%) Votes against (%) Number of votes withheld Approval of the ARR 97.69% 2.31% 66,483 Approval of the remuneration policy 99.10% 0.90% 70,554 This Directors’ remuneration report is approved by the Board and signed on its behalf by John Bryant, Chairman of the Remuneration Committee 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 148 Annual report on remuneration continued

The Directors present their report, together with the audited consolidated financial statements of the Group, and of the Company, for the year ended 31 December 2024. This Directors’ report has been prepared in accordance with the applicable disclosure requirements of the following: • Companies Act • UK Listing Rules (UKLRs) and DTRs • Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as published by the UK Competition and Markets Authority (with which CCEP complied voluntarily for the year ended 31 December 2024) • Rules promulgated by the US Securities and Exchange Commission Additional information and disclosures, as required by the Companies Act, UKLRs and DTRs, are included elsewhere in this Annual Report and are incorporated into this Directors’ report by reference in the table opposite. This Directors’ report, together with the Strategic Report on pages 1 to 93 represent the management report for the purpose of compliance with DTR 4.1.5R(2) and 4.1.8R. Directors Appointment and replacement of Directors The Articles set out certain rules that govern the appointment and replacement of the Company’s Directors. These are summarised as follows: • A Director may be appointed by either an ordinary resolution of shareholders or by the Board • Olive Partners and European Refreshments (ER) may each appoint a specified number of Directors, up to a set maximum, in accordance with their respective equity holding proportions in the Company • Replacement INEDs must be recommended to the Board by the Nomination Committee • The Board shall consist of a majority of INEDs • Directors must retire at each AGM, and may, if eligible, offer themselves for re- election • The minimum number of Directors (disregarding alternate Directors) is two Read more about the election/ re-election of Directors in the Corporate governance report on page 117 Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located as follows: Disclosure Section of report Page(s) Names of Directors during the year Board of Directors 98 - 102 Review of performance, financial position and likely future developments Strategic Report 80 - 93 Dividends Business and financial review and Note 18 to the consolidated financial statements 80 - 93, 217 Principal risks Principal risks section of the Strategic Report 66 -77 Information on share capital relating to share classes, rights and obligations Note 18 to the consolidated financial statements, and the Share capital section in Other Group information 215-217, 295-298 Financial instruments and financial risk management Notes 14 and 28 to the consolidated financial statements 198-203, 233-236 Cash balances and borrowings Notes 12 and 15 to the consolidated financial statements 196, 203 - 207 Significant events after the reporting period Note 29 to the consolidated financial statements 236 Information on employment of persons with disabilities Done sustainably - forward on society 56-57 Workforce engagement Done sustainably - forward on society Our stakeholders 14-17 61-64 Business relationships with suppliers, customers and others Great execution - our customers, Done sustainably - forward on supply chain Our stakeholders 18-20 47 and 51-52 61-64 GHG and energy consumption Done sustainably - forward on climate TCFD metrics and targets GHG methodology Key performance data summary 32-45 59-60 261-266 255-259 Responsibility statement Directors’ responsibilities statement 153 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 149 Directors’ report

Disclosure of information required under UKLR 6.6 In accordance with UKLR 6.6.1(R), the table below sets out the location of the information required to be disclosed, where applicable. UK Listing Rule Information to be included Reference in report 6.6.1(1) Interest capitalised by the Group n/a 6.6.1(2) Unaudited financial information required by UKLR 6.2.23R Page 82 6.6.1(3) Long-term incentive schemes required by UKLR 9.3.3R n/a 6.6.1(4) Waiver of emoluments by a Director n/a 6.6.1(5) Waiver of future emoluments by a Director n/a 6.6.1(6) Non-pre-emptive issues of equity for cash n/a 6.6.1(7) Non-pre-emptive issues of equity for cash in relation to major subsidiary undertakings n/a 6.6.1(8) Listed company is a subsidiary of another company n/a 6.6.1(9) Contracts of significance involving a Director or controlling shareholder n/a 6.6.1(10) Contracts for the provision of services by a controlling shareholder n/a 6.6.1(11) Shareholder waiver of dividends n/a 6.6.1(12) Shareholder waiver of future dividends n/a 6.6.1(13) Statement of compliance with UKLR 6.2.3R (controlling shareholder) Page 109 Powers of Directors The Directors may exercise all powers of the Company, in accordance with, and subject to, the Company’s Articles and any applicable legislation. Read more about the roles and responsibilities of the Board and the main Committees of the Board in the Governance and Directors’ Report on pages 106 - 152 Directors’ indemnity arrangements Qualifying third party indemnities were in place throughout 2024, and remain in place as at the date of this Annual Report. Under these indemnities, the Company has agreed to indemnify the Directors of the Company, to the extent permitted by law, against losses and liabilities that may be incurred in executing the powers and duties of their office. Amendment of Articles The Articles may only be amended by a special resolution of the Company’s shareholders in accordance with the Companies Act. Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, ER or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall, at all times, contain a majority of INEDs may only be amended or repealed with the prior consent of a majority of the INEDs. The Articles are available at cocacolaep.com/about-us/governance. Political donations The Group made no political donations or contributions during 2024 (2023: nil). It is our policy not to make political donations or incur political expenditure. However, there may be uncertainty as to whether some normal business activities fall under the wide definitions of political donations, organisations and expenditure used in the Companies Act. We will therefore continue to seek shareholder approval to make political donations or incur expenditure as a precaution to avoid any inadvertent breach of the Companies Act. Shares Rights and obligations The rights and obligations relating to the Company’s Shares (in addition to those set out by law) are contained in the Articles. Restrictions on transfer of securities Olive Partners and TCCC are both subject to certain restrictions relating to the acquisition or disposal of Shares under the terms of the Shareholders’ Agreement. Other than those set out in the Shareholders’ Agreement, we are not aware of any agreements between shareholders that may result in a restriction of the transfer of securities or voting rights in the Company. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 150 Directors’ report continued

Employee share schemes Shares issued under the Company’s employee share schemes rank pari passu with the existing Shares of the Company. Voting rights attached to Shares held on trust on behalf of participants in the GB Employee Share Plan are exercised by the trustee as directed by the participants. Significant shareholdings In accordance with DTR 5.8, the table below shows the significant interests in Shares of which the Company has been notified as at 31 December 2024, and 10 March 2025. The shareholders identified have the same voting rights as all other shareholders. Share buyback programme On 14 February 2025, we announced our intention (initially under the existing 2024 shareholder authority and subsequently under renewed authority) to return up to €1 billion to shareholders through a coordinated share buyback programme on (i) Nasdaq and other applicable US trading venues and (ii) the London Stock Exchange, CBOE Europe Limited (through the BXE and CXE order books) and Aquis (the "Programme"). The Programme began on 18 February 2025 and is expected to be completed prior to the end of February 2026. The purpose of the Programme is to reduce the issued share capital of the Company. All shares repurchased as part of the Programme will be cancelled. For more details, see the Share buyback programme section in Other Group information on page 296 Interests in Shares of which the Company has been notified Shareholder Percentage of total voting rights notified to the Company as at the year end(C) Number of voting rights notified to the Company as at the year end Percentage of total voting rights notified to the Company as at 10 March 2025(C) Number of voting rights notified to the Company as at 10 March 2025 Cobega, S.A.(A) 36.1% 166,128,987 36.1% 166,128,987 TCCC(B) 19.01% 87,950,640 17.15% 78,972,727 A. Held indirectly through its 56.03% owned subsidiary, Olive Partners. B. Held indirectly through European Refreshments Unlimited Company. C. Percentage interests disclosed have been calculated soley based on the relevant DTR 5 disclosure. Dividends The current dividend policy of the Company is to pay two interim dividends, the first-half interim dividend being announced with the Q1 trading update and the second-half interim dividend being announced with the Q3 trading update. Accordingly, the directors are not recommending a final dividend with respect to the financial year ending 31 December 2024. Change of control There are no agreements in place which provide compensation for loss of office or employment to any Director in the event of a takeover, except for certain provisions under the employee share plans, which may provide that certain outstanding awards may vest early in such an event. The Board considers that a change of control might have an impact on the following significant agreements: • Bottling agreements between the Group and TCCC • A bank credit facility agreement, under which the maximum amount available at 31 December 2024 was €1.8 billion • Note and guarantee agreement in relation to the A$250 million 4.20% Notes 2031 • Note and guarantee agreement in relation to the US$50 million 4.34% Notes 2023 • a term loan facility involving CCEP Aboitiz Beverages Philippines Inc. under which the outstanding principal amount is PHP 23.5 billion. Research and development One of the key innovation centres globally for TCCC, focusing primarily on Europe, Eurasia, the Middle East and Africa is based in Belgium. CCEP does not have its own research and development centre, but the Company invests in and undertakes certain activities for the development of innovative solutions (such as packaging concepts or less energy, water and carbon intensive beverage manufacturing technology), digital capabilities and advanced analytics to drive the simplification of applications and platforms, and to support and grow its business in both its manufacturing and non-manufacturing operations(D). D. This policy has applied for the last four years. Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 151 Directors’ report continued

Independent auditor Disclosure of information to auditors Each of the Directors in office as at the date of this Annual Report, confirms that: • So far as he or she is aware, there is no relevant audit information (as defined by section 418 of the Companies Act) of which the Company’s auditor is unaware. • He or she has taken all the reasonable steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. Auditor reappointment Following the conclusion of the tender process, the Audit Committee recommended to the Board that EY be reappointed as the Company’s external auditor. EY has expressed willingness to continue in its capacity as independent auditor of the Company. The Directors plan to recommend a resolution to reappoint EY at the 2025 AGM. Going concern As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the Parent Company and consolidated financial statements, the Directors have taken into account the Group’s overall financial position, exposure to the principal risks and future business forecasts. For the Parent Company, the Directors also considered the ability of its subsidiaries to remit earnings. At 31 December 2024, the Group had cash and cash equivalents of €1.6 billion and had access to a €1.8 billion undrawn committed credit facility, which is free of financial covenants and in place until at least January 2030. The Directors have also considered the stress testing performed as part of the assessment of viability set out on page 78. On this basis, the Directors have a reasonable expectation that the Group and Parent Company have adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. This Directors’ Report has been approved by the Board and signed on its behalf by Clare Wardle Company Secretary 21 March 2025 Coca-Cola Europacific Partners plc 09717350 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 152 Directors’ report continued

Responsibility for preparing financial statements The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom (UK) law and regulations. UK company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared Group and Parent Company financial statements in accordance with UK-adopted International Accounting Standards. In preparing the consolidated Group financial statements the Directors have also elected to comply with International Financial Reporting Standards (IFRS) as adopted by the European Union, and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Under section 393 of the Companies Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Company and of the Group for that period. In preparing the Company financial statements, the Directors are required to: • Select suitable accounting policies and apply them consistently • Make judgements and accounting estimates that are reasonable and prudent • Follow UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union, and International Financial Reporting Standards as issued by the IASB • Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business In preparing the Group financial statements the Directors are required to: • Select suitable accounting policies and apply them consistently • State whether UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union, and International Financial Reporting Standards as issued by the IASB have been followed, subject to any material departures disclosed and explained in the financial statements • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information • Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial performance • Make an assessment of the Group’s ability to continue as a going concern The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the financial statements comply with the Companies Act. They are responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ report, Annual report on remuneration, and Corporate governance report that comply with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation, regulation and practice in the UK governing the preparation and dissemination of financial statements may differ from legislation, regulation and practice in other jurisdictions. Responsibility statement The Directors, whose names and functions are set out on pages 98 - 102, confirm that to the best of their knowledge: • The consolidated financial statements, prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole • The Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face • The Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy By order of the Board Clare Wardle Company Secretary 21 March 2025 Strategic Report Governance and Directors’ Report Financial Statements Further Sustainability Information Other Information Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F 153 Directors’ responsibilities statement

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	167

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of Coca-Cola Europacific Partners plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Coca-Cola Europacific Partners plc (the “Group”) as of 31 December 2024 and 2023, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2024, and the related notes, collectively referred to as the “consolidated financial statements”. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 21 March 2025 expressed an unqualified opinion thereon.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	168

Report of independent registered public accounting firm continued

Accrued customer marketing costs

Description of the matter	How we addressed the matter in our audit
The Group participates in various programmes and arrangements with customers referred to as “promotional programmes”, which are recorded as deductions from revenue. The off-invoice discounts activity totalled €5.8 billion for the year ended 31 December 2024, with €1.4 billion of accrued customer marketing costs as of 31 December 2024.
Auditing the completeness and measurement of the accrued customer marketing costs was complex and judgemental, particularly in relation to promotional programmes that involved estimation uncertainty related to the amounts ultimately settled with customers.
The types of promotional programmes are more fully described in Note 3 to the consolidated financial statements, with details about accrued customer marketing costs disclosed in Note 16 to the consolidated financial statements.

We obtained an understanding of the Group’s revenue recognition policies and processes and how they are applied, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the completeness and measurement of the promotional programmes. For example, we tested controls over management’s consideration of historical trends used in estimating the accrued customer marketing costs that will be ultimately settled.
To evaluate the reasonableness of the estimates used in the calculation of the accrued customer marketing costs and the completeness of the accrual, our audit procedures included, among others, testing management’s methodology to estimate the year-end accrued customer marketing costs, in particular the use of historical trends. We tested the completeness and accuracy of the underlying data by agreeing key terms of the promotional programmes to the executed sales agreements on a sample basis. We compared accrued customer marketing costs to subsequent cash settlements on a sample basis. We performed analytical procedures to compare accrued customer marketing costs with relevant data, such as gross revenue.
We also analysed the historical reversals and ageing of the accrued customer marketing costs, to identify potential management bias in the estimate of the year end accrual and considered any changes in the business environment that would warrant changes in the methodology.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	169

Report of independent registered public accounting firm continued

Accounting for uncertain tax positions
Description of the matter	How we addressed the matter in our audit
At 31 December 2024, the Group recorded provisions for uncertain tax positions, of which €267 million are included in current tax liabilities and the remainder in non-current tax liabilities.
The Group is subject to income tax in numerous jurisdictions and is routinely under audit by tax authorities in the ordinary course of business, as described in Note 22 and Note 24 of the consolidated financial statements.
Management applies judgement in assessing uncertain tax positions in each jurisdiction, which requires interpretation of local tax laws and specific facts and circumstances.
Auditing the uncertain tax positions was judgemental, because of the inherent uncertainty involved in evaluating the unique and evolving facts and circumstances of each tax position, which may result in materially different outcomes to those expected by management.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls in place over the Group’s process to evaluate and account for uncertain tax positions. For example, we tested the Group’s controls around evaluation of the facts and circumstances supporting the conclusions on the Group’s tax positions.
To evaluate management’s assessment of uncertain tax positions, our audit procedures included, among others, obtaining management’s reporting of uncertain tax positions by jurisdiction, testing the completeness based on the consideration of material transactions in the year and agreeing inputs to source documentation, where applicable. We evaluated the tax positions taken by management in each significant jurisdiction in the context of local tax laws, considering correspondence with tax authorities, the status of related tax audits and third-party advice obtained by the Group. Our work involved tax professionals with local knowledge to assess the tax positions taken in each significant jurisdiction, which involved evaluation of local tax law and significant tax assessments.
In evaluating management’s tax provisions for uncertain tax positions, we developed an independent range of possible outcomes for the Group’s uncertain tax positions, based on evidence obtained, which we compared to the Group’s provisions. Where uncertain tax positions arose in jurisdictions with similar laws and regulations, we also considered whether the evaluation of tax risks was consistent across those jurisdictions and took into account resolution of these issues with the tax authorities.
We evaluated the adequacy of the related disclosures provided in the Group financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	170

Report of independent registered public accounting firm continued

Valuation of the TCCC distribution rights and land acquired in the acquisition of Coca-Cola Beverages Philippines, Inc.
Description of the matter	How we addressed the matter in our audit
As described in Note 4 and 8 of the consolidated financial statements, the Group completed the joint acquisition of Coca-Cola Beverages Philippines, Inc. on 23 February 2024 for a total consideration of €1,543 million. As a result of the acquisition, the Group measured the assets acquired and liabilities assumed at their estimated fair values at the acquisition date. Among the assets acquired and liabilities assumed, the Group obtained a bottling agreement with TCCC (€440 million), which provides to the Group, the exclusive rights to prepare, package, distribute and sell TCCC branded products in the Philippines (the “TCCC distribution rights”), and land (€464 million). The estimated fair value of the TCCC distribution rights was determined using a multi-period excess earnings model and the estimated fair value of the land was determined using a market approach.
Auditing the Group’s valuation of the TCCC distribution rights and land acquired was complex, due to a higher degree of subjectivity and judgement used by management in determining certain assumptions required in the fair value estimates, including those in the multi-period excess earnings model for the TCCC distribution rights, and the comparable property market values used to value the land.

We evaluated and tested the design and operating effectiveness of the Group’s internal controls over the valuation of the acquired assets. For example, we tested controls over management's review of the valuation methodologies and the development of the significant assumptions used in the multi-period excess earnings model to value the TCCC distribution rights, including revenue growth rates, EBITDA margins and discount rate, and comparable property market values for land.
We evaluated the Group’s use of appropriate valuation methodologies with assistance from our valuation specialists and tested the clerical accuracy of the model. We performed sensitivity analyses to determine which assumptions had the greatest impact on the fair value determination.
In respect of the TCCC distribution rights valuation, to evaluate the reasonableness of the discount rate used in the multi-period excess earnings model, we involved our internal valuation specialists to develop an independent range. We evaluated the reasonableness of the revenue growth rates, by comparing the assumptions to historical results of the acquired business and to external sources of information, such as industry forecasts. To evaluate the EBITDA margin, we compared management’s assumption to historical results of the acquired business.
In respect of the land valuation, our procedures included involving our valuation specialists to assess the reasonableness of the land valuations, determined using the market approach, on a sample basis, considering factors including the size, location and use of the land, as well as market data on comparable recent listings or sales.
We also evaluated the adequacy of the related disclosures provided in the consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	171

Report of independent registered public accounting firm continued

Impairment of Indonesia cash generating unit (‘CGU’) carrying value
Description of the matter	How we addressed the matter in our audit
As discussed in Note 7 of the consolidated financial statements, during 2024, the Group recognised an impairment charge associated with its Indonesia CGU of €175 million, allocated to goodwill and non-current assets. The Group estimated the recoverable amount of the CGU to be €182 million, using a value in use approach that discounts expected future cash flows to present value. The estimated recoverable amount of the CGU was compared to the carrying value for the purpose of calculating the impairment charge.
Auditing the estimated recoverable amount of the Indonesia CGU was complex due to a higher degree of subjectivity and judgement used by management in determining certain assumptions, in particular the revenue growth rate and the discount rate, used in the value in use model.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls in place within the impairment review process. For example, we tested controls over management’s identification of impairment indicators, review of the valuation methodology and development of the assumptions used in the determination of recoverable amount for the Indonesia CGU.
To test the impairment charge determined for the CGU, our procedures included testing the clerical accuracy of the value in use model and agreeing the carrying value of the CGU assets to financial records. We also performed sensitivity analyses to determine which assumptions had the greatest impact on the recoverable amount determination.
To evaluate the reasonableness of the discount rate used in the value in use model, we involved our internal valuation specialists to develop an independent range.
To assess the reasonableness of the revenue growth rate, we compared management’s assumptions to the historical performance of the Indonesia CGU and external sources of information, such as industry forecasts.
We also performed independent scenario analysis considering the geopolitical uncertainty in the Middle East and evaluated the plausibility of these scenarios.
We assessed the adequacy of the related disclosures provided in the consolidated financial statements.

/s/ Ernst & Young LLP
We have served as the Group’s auditor since 2016.
London, United Kingdom 21 March 2025

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	172

Report of independent registered public accounting firm continued
To the Shareholders and the Board of Directors of Coca-Cola Europacific Partners plc
Opinion on Internal Control Over Financial Reporting
We have audited Coca-Cola Europacific Partners plc’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). As indicated in the accompanying Management’s report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Coca-Cola Beverages Philippines, Inc., which is included in the 2024 consolidated financial statements of Coca-Cola Europacific Partners plc (“the Group”) and constituted 4% and 6% of total assets and net assets, respectively, as of 31 December 2024 and 8% and 7% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of Coca-Cola Beverages Philippines, Inc. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 December 2024 and 2023, the related consolidated statements of income, comprehensive income, statement of changes in equity and cash flows for each of the three years in the period ended 31 December 2024, and the related notes and our report dated
21 March 2025 expressed an unqualified opinion thereon.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
London, United Kingdom
21 March 2025

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	173

Consolidated income statement

		Year ended 31 December
		2024	2023	2022
	Note	€ million	€ million	€ million
Revenue	5	20,438	18,302	17,320
Cost of sales		(13,227)	(11,582)	(11,096)
Gross profit		7,211	6,720	6,224
Selling and distribution expenses	19	(3,345)	(3,178)	(2,984)
Administrative expenses	19	(1,734)	(1,310)	(1,250)
Other income	25	—	107	96
Operating profit		2,132	2,339	2,086
Finance income	20	85	65	67
Finance costs	20	(272)	(185)	(181)
Total finance costs, net		(187)	(120)	(114)
Non-operating items		(9)	(16)	(15)
Profit before taxes		1,936	2,203	1,957
Taxes	22	(492)	(534)	(436)
Profit after taxes		1,444	1,669	1,521

Profit attributable to shareholders		1,418	1,669	1,508
Profit attributable to non-controlling interests		26	—	13
Profit after taxes		1,444	1,669	1,521

Basic earnings per share (€)	6	3.08	3.64	3.30
Diluted earnings per share (€)	6	3.08	3.63	3.29
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	174

Consolidated statement of comprehensive income

		Year ended 31 December
		2024	2023	2022
	Note	€ million	€ million	€ million
Profit after taxes		1,444	1,669	1,521
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pre-tax activity, net		(85)	(246)	(205)
Tax effect		—	—	—
Foreign currency translations, net of tax		(85)	(246)	(205)
Cash flow hedges:
Pre-tax activity, net		15	21	(64)
Tax effect	22	(3)	(11)	17
Cash flow hedges, net of tax	14	12	10	(47)
Other reserves:
Pre-tax activity, net		(8)	3	(9)
Tax effect	22	3	—	3
Other reserves, net of tax		(5)	3	(6)
Items that may be subsequently reclassified to the income statement		(78)	(233)	(258)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pre-tax activity, net	17	61	(108)	(45)
Tax effect	22	(16)	35	11
Pension plan remeasurements, net of tax		45	(73)	(34)
Items that will not be subsequently reclassified to the income statement		45	(73)	(34)
Other comprehensive (loss)/income for the period, net of tax		(33)	(306)	(292)
Comprehensive income for the period		1,411	1,363	1,229

Comprehensive income attributable to shareholders		1,385	1,363	1,202
Comprehensive income attributable to non-controlling interests		26	—	27
Comprehensive income for the period		1,411	1,363	1,229
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	175

Consolidated statement of financial position

		Year ended 31 December
		2024	2023
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	7	12,749	12,395
Goodwill	7	4,687	4,514
Property, plant and equipment	8	6,434	5,344
Investment property	9	73	—
Non-current derivative assets	14	98	100
Deferred tax assets	22	24	1
Other non-current assets	27	397	295
Total non-current assets		24,462	22,649
Current:
Current derivative assets	14	102	161
Current tax assets		58	58
Inventories	10	1,608	1,356
Amounts receivable from related parties	21	89	123
Trade accounts receivable	11	2,564	2,547
Other current assets	26	458	351
Assets held for sale	26	46	22
Short-term investments	12	150	568
Cash and cash equivalents	12	1,563	1,419
Total current assets		6,638	6,605
Total assets		31,100	29,254
LIABILITIES
Non-current:
Borrowings, less current portion	15	9,940	10,096
Employee benefit liabilities	17	172	191
Non-current provisions	24	104	45
Non-current derivative liabilities	14	161	169
Deferred tax liabilities	22	3,498	3,378
Non-current tax liabilities		30	75
Other non-current liabilities		61	46
Total non-current liabilities		13,966	14,000

		Year ended 31 December
		2024	2023
	Note	€ million	€ million
Current:
Current portion of borrowings	15	1,391	1,300
Current portion of employee benefit liabilities	17	7	8
Current provisions	24	246	114
Current derivative liabilities	14	45	99
Current tax liabilities		301	253
Amounts payable to related parties	21	373	270
Trade and other payables	16	5,786	5,234
Total current liabilities		8,149	7,278
Total liabilities		22,115	21,278
EQUITY
Share capital	18	5	5
Share premium	18	307	276
Merger reserves	18	287	287
Other reserves	18	(912)	(823)
Retained earnings		8,802	8,231
Equity attributable to shareholders		8,489	7,976
Non-controlling interests	18	496	—
Total equity		8,985	7,976
Total equity and liabilities		31,100	29,254
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Board of Directors and authorised for issue on 21 March 2025. They were signed on its behalf by:
Damian Gammell
Chief Executive Officer
21 March 2025

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	176

Consolidated statement of cash flows

		Year ended 31 December
		2024	2023	2022
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,936	2,203	1,957
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	8	751	653	715
Amortisation of intangible assets	7	182	139	101
Impairment losses		189	—	—
Share-based payment expense	23	45	57	33
Gain on sale of sub-strata and associated mineral rights	25	—	(35)	—
Gain on the sale of property	25	—	(54)	—
Finance costs, net	20	187	120	114
Income taxes paid		(561)	(509)	(415)
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables		37	(5)	(282)
(Increase)/decrease in inventory		(37)	6	(244)
Increase in trade and other payables		158	124	885
Increase/(decrease) in net payable receivable from related parties		89	80	(15)
Increase/(decrease) in provisions		137	(11)	37
Change in other operating assets and liabilities		(52)	38	46
Net cash flows from operating activities		3,061	2,806	2,932
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired	4	(1,524)	—	—
Purchases of property, plant and equipment		(791)	(672)	(500)
Purchases of capitalised software		(148)	(140)	(103)
Proceeds from sales of property, plant and equipment		15	101	11
Proceeds from sales of intangible assets		—	37	143

		Year ended 31 December
		2024	2023	2022
	Note	€ million	€ million	€ million
Proceeds from the sale of sub-strata and associated mineral rights	25	—	35	—

Net proceeds/(payments) of short-term investments		420	(342)	(207)
Investments in equity instruments		(6)	(5)	(2)
Proceeds from sale of equity instruments		—	—	13
Interest received	12	74	58	—
Other investing activity, net		3	(9)	—
Net cash flows used in investing activities		(1,957)	(937)	(645)
Cash flows from financing activities:
Proceeds from borrowings, net	15	1,008	694	—
Proceeds received from a non-controlling shareholder relating to the acquisition of bottling operations	18	468	—	—
Changes in short-term borrowings	15	—	—	(285)
Repayments on third party borrowings	15	(1,207)	(1,159)	(938)
Settlement of debt-related cross currency swaps	15	66	69	—
Payments of principal on lease obligations	15	(157)	(148)	(153)
Interest paid	15	(249)	(182)	(130)
Dividends paid	15	(910)	(841)	(763)
Exercise of employee share options		31	43	13
Acquisition of non-controlling interest		—	(282)	—
Other financing activities, net		(23)	(16)	(20)
Net cash flows used in financing activities		(973)	(1,822)	(2,276)
Net change in cash and cash equivalents		131	47	11
Net effect of currency exchange rate changes on cash and cash equivalents		13	(15)	(31)
Cash and cash equivalents at beginning of period	12	1,419	1,387	1,407
Cash and cash equivalents at end of period	12	1,563	1,419	1,387
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	177

Consolidated statement of changes in equity

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2022		5	220	287	(156)	6,677	7,033	177	7,210
Profit after taxes		—	—	—	—	1,508	1,508	13	1,521
Other comprehensive income/(loss)		—	—	—	(272)	(34)	(306)	14	(292)
Total comprehensive income/(loss)		—	—	—	(272)	1,474	1,202	27	1,229
Acquisition of non-controlling interests		—	—	—	(79)	—	(79)	(204)	(283)
Issue of shares during the year	18	—	14	—	—	—	14	—	14
Equity-settled share-based payment expense	23	—	—	—	—	33	33	—	33
Share-based payment tax effects	22	—	—	—	—	10	10	—	10
Dividends	18	—	—	—	—	(766)	(766)	—	(766)
As at 31 December 2022		5	234	287	(507)	7,428	7,447	—	7,447
Profit after taxes		—	—	—	—	1,669	1,669	—	1,669
Other comprehensive loss		—	—	—	(233)	(73)	(306)	—	(306)
Total comprehensive income/(loss)		—	—	—	(233)	1,596	1,363	—	1,363
Cash flow hedge (gains)/losses transferred to cost of inventories	14	—	—	—	(114)	—	(114)	—	(114)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories	14; 22	—	—	—	31	—	31	—	31
Issue of shares during the year	18	—	42	—	—	—	42	—	42
Equity-settled share-based payment expense	23	—	—	—	—	54	54	—	54
Purchases of shares for equity-settled Employee Share Purchase Plan		—	—	—	—	(4)	(4)	—	(4)
Share-based payment tax effects	22	—	—	—	—	1	1	—	1
Dividends	18	—	—	—	—	(844)	(844)	—	(844)
As at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976
Profit after taxes		—	—	—	—	1,418	1,418	26	1,444
Other comprehensive income/(loss)		—	—	—	(78)	45	(33)	—	(33)
Total comprehensive income/(loss)		—	—	—	(78)	1,463	1,385	26	1,411
Non-controlling interest established in connection with the Acquisition	18	—	—	—	—	—	—	468	468
Non-controlling interest assumed as part of the Acquisition	4	—	—	—	—	—	—	2	2
Cash flow hedge (gains)/losses transferred to goodwill relating to business combination		—	—	—	2	—	2	—	2
Cash flow hedge (gains)/losses transferred to cost of inventories	14	—	—	—	(20)	—	(20)	—	(20)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories	14; 22	—	—	—	7	—	7	—	7
Issue of shares during the year	18	—	31	—	—	—	31	—	31
Purchases of shares for equity-settled Employee Share Purchase Plan		—	—	—	—	(16)	(16)	—	(16)
Equity-settled share-based payment expense	23	—	—	—	—	42	42	—	42
Treasury shares acquired	18	—	—	—	—	(7)	(7)	—	(7)
Dividends	18	—	—	—	—	(911)	(911)	—	(911)
As at 31 December 2024		5	307	287	(912)	8,802	8,489	496	8,985
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	178

Notes to the consolidated financial statements

Note 1
General information and basis of preparation
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI)
(the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 4 for further details about the acquisition of CCBPI.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350.
The Group’s Shares are listed and traded on Euronext Amsterdam, NASDAQ Global Select Market, London Stock Exchange and the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
The consolidated financial statements of the Group for the year ended 31 December 2024 were approved and signed by Damian Gammell, Chief Executive Officer, on 21 March 2025 having been duly authorised to do so by the Board of Directors.
Impact of climate change
As part of the preparation of these consolidated financial statements, the Group has considered the impact of climate change risks on the current valuation of the Group’s assets and liabilities, particularly in the context of the risks and scenarios identified in the European Sustainability Reporting Standards (ESRS) and Task Force on Climate-related Financial Disclosures (TCFD), included in the Strategic Report. There has been no material impact on the financial reporting judgements and estimates arising from the considerations of the Group and, as a result, the valuation of the Group’s assets and liabilities as at 31 December 2024 have not been affected. The Group’s considerations were specifically focused on the impact of climate change risks on the projected cash flows used in the impairment assessment of our indefinite lived intangible assets and goodwill (refer to Note 7) as well as the carrying value and useful lives of property, plant and equipment (refer to Note 8). As the pace and effectiveness of a global transition to a low-carbon economy evolve, including the development of government policies aiming to address the risks arising from climate change, the
Group will continue to monitor and assess the relevant implications on the valuation of the Group’s assets and liabilities that could arise in future years.
Basis of preparation
These consolidated financial statements of the Group reflect the following:
•They have been prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
•They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January 2024, as described below under accounting policies.
•They are presented in euro, which is also the Parent Company’s functional currency, and all values are rounded to the nearest euro million except where otherwise indicated.
•They have been prepared on a going concern basis (refer to the “Going concern” paragraph on page 152).
Basis of consolidation
The consolidated financial statements comprise the financial statements of the Group and its subsidiaries. All subsidiaries have accounting years ending
31 December and apply consistent accounting policies for the purpose of the consolidated financial statements.
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
The Group treats transactions with non-controlling interests that do not result in a loss of control as equity transactions.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	179

Notes to the consolidated financial statements continued
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
The consolidated income statement includes non-operating items which are primarily comprised of remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions.
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
The principal exchange rates used for translation purposes in respect of one euro were:

	Average for the year ended 31 December			Closing as at 31 December
	2024	2023	2022	2024	2023
British pound	1.18	1.15	1.17	1.21	1.15
US dollar	0.92	0.92	0.95	0.96	0.90
Norwegian krone	0.09	0.09	0.10	0.08	0.09
Swedish krona	0.09	0.09	0.09	0.09	0.09
Icelandic krona	0.01	0.01	0.01	0.01	0.01
Australian dollar	0.61	0.61	0.66	0.60	0.61
Indonesian rupiah(A)	0.06	0.06	0.06	0.06	0.06
New Zealand dollar	0.56	0.57	0.60	0.54	0.57
Papua New Guinean kina	0.24	0.26	0.27	0.24	0.24
Philippine peso(B)	0.02	n/a	n/a	0.02	n/a
A.Indonesian rupiah is shown as 1,000 IDR versus 1 euro.
B.For the year ended 31 December 2024, the Philippine peso average rate is calculated as the average from 23 February 2024 to 31 December 2024.

Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2024, 31 December 2023 and 31 December 2022.
The following table summarises the number of selling days for the years ended 31 December 2024, 31 December 2023 and 31 December 2022 (based on a standard five day selling week):

	First half	Second half	Full year
2024	130	132	262
2023	130	130	260
2022	130	130	260
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	180

Notes to the consolidated financial statements continued
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
The Group uses various promotional programmes under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. Those promotional programmes do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, it is deemed to be variable consideration. The related customer marketing accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer. Variable consideration is only included to the extent that it is highly probable that the inclusion will not result in a significant revenue reversal in the future.
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
New and amended standards
The Group has applied the following amendments for the first time in the year ended 31 December 2024:
Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback
The amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.
The amendments had no impact on the consolidated financial statements of the Group.
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. They also clarify:
•what is meant by a right to defer settlement
•that a right to defer must exist at the end of the reporting period
•that the classification is unaffected by the likelihood that an entity will exercise its deferral right
•that only if an embedded derivative in a convertible liability is itself an equity instrument, would the terms of a liability not impact its classification.
In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within 12 months.
These amendments had no impact on the consolidated financial statements of the Group.
Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7
The amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 ”Financial Instruments: Disclosures” clarify the characteristics of supplier finance arrangements and require enhanced disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial information in understanding the effects arising from supplier finance arrangements on the entity’s liabilities, cash flows and exposure to liquidity risk.
As a result of the adoption of these amendments, the Group has provided additional disclosures concerning its supplier finance arrangements (refer to Note 16 for further details).
The Group has not early adopted any standards and amendments to accounting standards that have been issued but are not yet effective. The Group’s assessment of the impact of these standards and amendments is set out below:

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	181

Notes to the consolidated financial statements continued
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after 1 January 2025)
In August 2023, the IASB amended IAS 21 to assist entities in the determination whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments also require disclosures that enable the users of financial information to understand how the currency not being exchangeable to another currency affects, or is expected to affect the entity’s financial operations, financial position and cash flows.
The Group does not expect these amendments to have a material impact on its operations or consolidated financial statements.
Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after 1 January 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities.
These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principle and interest (SPPI) criterion
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance targets)
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The Group does not expect these amendments to have a material impact on its operations or consolidated financial statements.
Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity (effective for annual periods beginning on or after 1 January 2026)
In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). These amendments:
•clarify the application of the “own-use” requirements
•permit hedge accounting if these contracts are used as hedging instruments
•introduce new disclosure requirements to enable investors to understand the effects of these contracts on an entity’s financial performance and cash flows.
The clarifications regarding the “own-use” requirements must be applied retrospectively, but the guidance permitting the hedge accounting have to be applied prospectively to new hedging relations designated on or after the date of initial application.
The Group does not expect these amendments to have a material impact on its operations or consolidated financial statements.
IFRS 18 – Presentation and Disclosures in Financial Statements (effective for annual periods beginning on or after 1 January 2027)
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. Further, entities are required to classify all income and expenses within the income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations.
It also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information.
In addition, narrow-scope amendments have been made to IAS 7 “Statement of Cash Flows”, which include changing the starting point for determining the cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest.
Even though IFRS 18 will not affect the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive. The Group is currently assessing the relevant effects arising from the application of the new standard to the Group’s consolidated financial statements.
IFRS 19 – Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after 1 January 2027)
Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.
The Group does not expect this standard to have an impact on its operations or consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	182

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
Significant estimates
Impairment of indefinite lived intangible assets and goodwill
Determining whether goodwill and intangible assets with indefinite lives are impaired, requires an estimation of the value in use or the fair value less costs to sell of the cash generating unit (CGU) to which the goodwill and/or intangible assets have been allocated. The value in use calculation requires management’s estimation of the future cash flows expected to arise from the CGU, including climate-related risks. Refer to Note 7 for the sensitivity analysis of the assumptions used in the impairment analysis of goodwill and intangible assets with indefinite lives.
Deductions from revenue and sales incentives
The Group participates in various promotional programmes with customers designed to increase the sale of products. Among the programmes are arrangements under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed upon sales levels, or for participating in specific marketing programmes. Those promotional programmes do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, the amount payable is deemed to be variable consideration. Management makes estimates on an ongoing basis for each individual promotion to assess the value of the variable consideration based on historical customer experience, the programme’s contractual terms and the amounts expected to be settled with customers.
The related accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer. Refer to Note 16 for further details.
Income tax
The Group is subject to income taxes in numerous jurisdictions and there are many transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises a provision for situations that might arise in the foreseeable future based on an assessment of the probabilities as to whether additional taxes will be due.
In addition, the Group is involved in various legal proceedings and tax matters. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. Where the final outcome on these matters is different from the amounts that were initially recorded, such differences impact the tax provision in the period in which such determination is made. These estimates are subject to potential change over time as new facts emerge and each circumstance progresses. The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income in the jurisdiction giving rise to the deferred tax asset. Refer to Note 22 for further details regarding income taxes.
Defined benefit plans
The determination of pension benefit costs and obligations is estimated based on assumptions determined with the assistance of external actuarial advice.
The key assumptions impacting the valuations are the discount rate, rate of compensation increases, inflation rate and mortality rates. Refer to Note 17 for further details about the Group’s defined benefit pension plan costs and obligations, including sensitivities to the key assumptions applied.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	183

Notes to the consolidated financial statements continued
Note 4
Business combinations
In November 2023, the Group together with Aboitiz Equity Ventures Inc. (AEV) entered into a definitive agreement with The Coca-Cola Company (TCCC) to jointly acquire 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI), a wholly owned subsidiary of TCCC.
The Acquisition was effected through the establishment of a special purpose vehicle, CCEP Aboitiz Beverages Philippines, Inc. (CABPI), which is owned and funded 60% by CCEP and 40% by AEV, commensurate with the effective 60:40 ownership structure of CCBPI.
On 23 February 2024, CABPI acquired 100% of the beneficial ownership of
CCBPI for a total consideration of US$1.68 billion (€1.54 billion), all of which was settled in cash upon completion. CABPI is determined to have economic substance and is identified as the accounting acquirer of CCBPI.
CCBPI is the authorised bottler and distributor of TCCC’s beverage brands in the Philippines. The Acquisition is a further step for the Group to create a more diverse footprint within its existing Australia, Pacific and Indonesia business segment. The transaction is aligned with the Group’s aim of driving sustainable growth through diversification and building scale.
The transaction is being accounted for under IFRS 3 “Business Combinations”, using the acquisition method. The accounting for the Acquisition is complete at the end of the current reporting period. Measurement period adjustments to provisional amounts previously disclosed are immaterial.
The following table details the euro equivalent consideration and the fair values of assets acquired and liabilities assumed:

Total
€ million
Intangible assets	478
Property, plant and equipment	1,084
Investment property	46
Other non-current assets	56
Inventories	228
Amounts receivable from related parties	25
Trade accounts receivable	75
Other current assets	47
Cash and cash equivalents	19
Borrowings, less current portion	(6)
Employee benefit liabilities	(15)
Non-current provisions	(29)
Non-current tax liabilities	(6)
Deferred tax liabilities	(170)
Other non-current liabilities	(21)
Current portion of borrowings	(63)
Current provisions	(29)
Current tax liabilities	(23)
Amounts payable to related parties	(55)
Trade and other payables	(372)
Net identifiable assets acquired	1,269
Non-controlling interest	(2)
Goodwill	276
Fair value of consideration	1,543
Intangible assets include both indefinite lived and finite lived intangible assets. Indefinite lived intangible assets consist of the bottling agreement with TCCC (€440 million), which provides the Company with the exclusive rights to prepare, package, distribute and sell TCCC branded products in the territory in which it operates. Finite lived intangible assets are comprised primarily of customer relationships.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	184

Notes to the consolidated financial statements continued
The bottling agreement with TCCC and customer relationships have been valued using a multi-period excess earnings model, whereby the value of a specific intangible asset is estimated from the excess earnings after fair returns on all other assets employed have been deducted from the business’s after-tax operating earnings.
Goodwill of €276 million has been recognised in connection with the Acquisition, representing the excess of consideration transferred over the fair values of the net identifiable assets acquired.
The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes.
Property, plant and equipment has been valued using a variety of valuation techniques and considering the highest and best use of each asset. These techniques include capitalisation of comparable net market income, depreciated replacement cost and market approach. Included within property, plant and equipment are right of use assets which have been valued at €8 million. A corresponding lease liability of €11 million is included within Borrowings.
The fair value of acquired trade accounts receivable, net is €75 million. The gross contractual amount related to these receivables is €84 million, of which €9 million is expected to be uncollectable.
From the effective date of the Acquisition, CCBPI contributed revenue of €1.7 billion and profit before tax of €85 million to the Group for the year ended 31 December 2024. If the Acquisition had taken place at the beginning of the year, adjusted comparable revenue and profit before tax for CCEP for the year ended 31 December 2024 would have been €20.7 billion and €2.5 billion, respectively.
Deal and integration costs of €14 million are included in administrative expenses in the consolidated income statement for the year ended 31 December 2024. Cash payments for deal and integration costs are included in operating cash flows in the consolidated statement of cash flows.
Note 5
Segment information
Description of segment and principal activities
Following the acquisition of CCBPI, the Group re-evaluated its segment reporting under IFRS 8 “Operating Segments”. The Group continues to derive its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The acquisition of CCBPI has broadened the Group’s geographic footprint which now includes the Philippines, within its existing API business segment, from now on renamed APS (Australia, Pacific & South East Asia). The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Year ended 31 December
	2024			2023			2022
	Europe	APS	Total	Europe	APS	Total	Europe	APS	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	14,971	5,467	20,438	14,553	3,749	18,302	13,529	3,791	17,320
Comparable operating profit(A)	2,015	648	2,663	1,888	485	2,373	1,670	468	2,138
Items impacting comparability(B)			(531)			(34)			(52)
Reported operating profit			2,132			2,339			2,086
Total finance costs, net			(187)			(120)			(114)
Non-operating items			(9)			(16)			(15)
Reported profit before tax			1,936			2,203			1,957
A.Comparable operating profit includes comparable depreciation and amortisation of €596 million and €265 million for Europe and APS, respectively, for the year ended 31 December 2024. Comparable depreciation and amortisation charges for the year ended 31 December 2023 totalled €558 million and €196 million for Europe and APS, respectively. Comparable depreciation and amortisation charges for the year ended 31 December 2022 totalled €549 million and €223 million for Europe and APS, respectively.
B.Items impacting the comparability of period over period financial performance for 2024 primarily include restructuring charges of €264 million (refer to Note 19), €14 million of deal and integration costs related to the Acquisition (refer to
Note 4), impairment charges of €189 million mainly related to the Group’s Indonesia CGU (refer to Note 7) and accelerated amortisation charges of €55 million (refer to Note 7). Items impacting the comparability of period over period financial performance for 2023 primarily include restructuring charges of €94 million (refer to Note 19) and accelerated amortisation charges of €27 million (refer to Note 7), partially offset by €18 million of royalty income arising from the ownership of certain mineral rights in Australia (refer to Note 25), considerations of €35 million received relating to the sale of the sub-strata and associated mineral rights in Australia (refer to Note 25) and gains of €54 million mainly attributable to the sale of property in Germany (refer to Note 25). Items impacting the comparability for 2022 included restructuring charges of €163 million (refer to Note 19), partially offset by €96 million of other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia (refer to Note 25) and net insurance recoveries received of €11 million arising from the July 2021 flooding events.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	185

Notes to the consolidated financial statements continued
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2024, 31 December 2023 and 31 December 2022.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale, for the periods presented:

	Year ended 31 December
Revenue:	2024	2023	2022
	€ million	€ million	€ million
Iberia(A)	3,398	3,325	3,034
Great Britain	3,327	3,235	3,088
Germany	3,179	3,018	2,682
France(B)	2,322	2,321	2,089
Belgium/Luxembourg	1,070	1,078	1,042
Netherlands	785	718	682
Sweden	410	398	421
Norway	398	376	404
Iceland	82	84	87
Total Europe	14,971	14,553	13,529
Australia	2,475	2,385	2,339
Philippines	1,652	—	—
New Zealand and Pacific Islands	694	679	649
Indonesia	403	458	556
Papua New Guinea	243	227	247
Total APS	5,467	3,749	3,791
Total CCEP	20,438	18,302	17,320
A.Iberia refers to Spain, Portugal and Andorra.
B.France refers to continental France and Monaco.
Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments, deferred tax assets and post-employment benefit assets, by geography as at the dates presented:

	Year ended 31 December
Assets:	2024	2023
	€ million	€ million
Iberia(A)	6,478	6,455
Germany	3,089	3,162
Great Britain	2,616	2,523
France(B)	1,002	940
Belgium/Luxembourg	563	623
Netherlands	433	439
Sweden	337	349
Norway	212	225
Iceland	40	38
Other unallocated	442	360
Total Europe	15,212	15,114
Australia	4,822	5,065
Philippines	2,008	—
New Zealand and Pacific Islands	1,603	1,687
Papua New Guinea	297	298
Indonesia	222	384
Total APS	8,952	7,434
Total CCEP	24,164	22,548
A.Iberia refers to Spain, Portugal and Andorra.
B.France refers to continental France and Monaco.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	186

Notes to the consolidated financial statements continued
Note 6
Earnings per share
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue during the period, after deducting the weighted average number of treasury shares held. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended 31 December
	2024	2023	2022
Profit after taxes attributable to equity shareholders (€ million)	1,418	1,669	1,508
Basic weighted average number of Shares in issue(A) (million)	460	459	457
Effect of dilutive potential Shares(B) (million)	1	—	1
Diluted weighted average number of Shares in issue(A) (million)	461	459	458
Basic earnings per share(C) (€)	3.08	3.64	3.30
Diluted earnings per share(C) (€)	3.08	3.63	3.29
A.As at 31 December 2024, 31 December 2023 and 31 December 2022, the Group had 460,947,057, 459,200,818 and 457,106,453 Shares, respectively, in issue. As at 31 December 2024 the Group held 92,564 Shares that were acquired in the market by Coca-Cola Europacific Partners plc Employee Benefit Trust (see Note 18), classified as treasury shares for accounting purposes. The Shares held by the trust are excluded from the calculation of basic and diluted earnings per share. The Group did not hold any treasury shares as at 31 December 2023 and 31 December 2022, respectively.
B.For the years ended 31 December 2024, 31 December 2023 and 31 December 2022, no outstanding options to purchase Shares were excluded from the diluted earnings per share calculation. The dilutive impact of all outstanding options, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
C.Basic and diluted earnings per share are calculated prior to rounding.

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
TCCC franchise intangible assets
The Group’s bottling agreements with TCCC contain performance requirements and convey the rights to distribute and sell products within specified territories. The agreements in each territory are for an initial term of 10 years and may be renewed for successive terms of 10 years. The Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual.
The Group has never had a bottling agreement with TCCC terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of the bottling agreements as at 31 December 2024, the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s TCCC bottling agreements.
Goodwill
Goodwill is initially measured as the excess of the total consideration transferred over the amount recognised for net identifiable assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in the consolidated income statement as a bargain purchase. Goodwill is not subject to amortisation. It is tested annually for impairment at the CGU level or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired in a business combination is allocated to the CGU that is expected to benefit from the synergies of the combination, irrespective of whether a CGU is part of the business combination.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	187

Notes to the consolidated financial statements continued
Intangible assets with finite lives
Intangible assets with finite lives are measured at cost of acquisition or production and are amortised using the straight-line method over their respective estimated useful lives. Finite lived intangible assets are assessed for impairment whenever there is an indication that they may be impaired. The amortisation period and method are reviewed annually.
Internally generated software
The Group capitalises certain development costs associated with internally developed software, including external direct costs of materials and services, and payroll costs for employees devoting time to a software project and any such software acquired as part of a business combination. Development expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. When capitalised software is not integral to related hardware, it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is predominantly between five and ten years. Amortisation expense for capitalised software is included within administrative expenses and was €107 million, €94 million and €83 million for the years ended 31 December 2024, 31 December 2023 and 31 December 2022, respectively.
Customer relationships
The Group has acquired certain customer relationships in connection with business combinations. These customer relationships are recorded at fair value on the date of acquisition, and amortised over an estimated useful life between 17 and 20 years. Amortisation expense for these assets is included within administrative expenses and was €12 million, €10 million and €10 million for the years ended 31 December 2024, 31 December 2023 and 31 December 2022, respectively.

Non-TCCC franchise intangible
In connection with the acquisition of Coca-Cola Amatil Limited in 2021, the Group acquired certain bottling agreements with non-TCCC distribution partners, mainly Beam Suntory, which contain performance requirements and convey the rights to distribute and sell products within specified APS territories. The non-TCCC bottling arrangements were recorded at fair value at the acquisition date and were initially amortised over an expected useful life of 20 years. On
2 August 2023, the Group announced that CCEP and Beam Suntory will discontinue their relationship effective 1 July 2025 (Australia) and 1 January 2026 (New Zealand). CCEP will remain the exclusive manufacturing, sales and distribution partner for Beam Suntory in Australia and New Zealand through to the end of the current contractual terms set to expire on 30 June 2025 and
31 December 2025, respectively. The discontinuance of the relationship triggered a change in the assigned useful life of the intangible assets effective from the second half of 2023, resulting in an accelerated amortisation charge of €55 million recognised for the year ending 31 December 2024 (2023: €27 million). As at 31 December 2024, finite lived intangible assets of €30 million were reflected in the consolidated statement of financial position related to the Beam Suntory distribution rights, primarily attributable to those available in Australia. Total amortisation expense for these assets is recognised within administrative expenses amounting to €63 million, €35 million and €8 million for the years ended 31 December 2024, 31 December 2023 and 31 December 2022, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	188

Notes to the consolidated financial statements continued
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	TCCC franchise intangible	Brands	Software	Customer relationships	Non-TCCC franchise intangible	Assets under construction	Total intangibles	Goodwill
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2022	11,874	39	621	195	148	69	12,946	4,600
Additions	—	—	64	—	—	92	156	—
Disposals	—	—	(27)	—	—	—	(27)	—
Transfers and reclassifications	—	—	63	—	—	(65)	(2)	—
Currency translation adjustments	(116)	(7)	(1)	(1)	(6)	(2)	(133)	(86)
As at 31 December 2023	11,758	32	720	194	142	94	12,940	4,514
Acquisition of CCBPI	440	—	—	38	—	—	478	276
Additions	—	—	74	—	—	124	198	—
Disposals	—	(10)	(35)	—	—	—	(45)	—
Transfers and reclassifications	—	—	45	—	—	(50)	(5)	—
Currency translation adjustments	(51)	—	2	(2)	(4)	4	(51)	(73)
As at 31 December 2024	12,147	22	806	230	138	172	13,515	4,717
Accumulated amortisation and impairment:
As at 31 December 2022	—	(7)	(360)	(61)	(13)	—	(441)	—
Amortisation expense	—	—	(94)	(10)	(35)	—	(139)	—
Disposals	—	—	27	—	—	—	27	—
Currency translation adjustments	—	7	1	—	—	—	8	—
As at 31 December 2023	—	—	(426)	(71)	(48)	—	(545)	—
Amortisation expense	—	—	(107)	(12)	(63)	—	(182)	—
Disposals	—	10	35	—	—	—	45	—
Impairment	(67)	(10)	(4)	—	—	(2)	(83)	(30)
Currency translation adjustments	—	—	(5)	1	3	—	(1)	—
As at 31 December 2024	(67)	—	(507)	(82)	(108)	(2)	(766)	(30)
Net book value:
As at 31 December 2022	11,874	32	261	134	135	69	12,505	4,600
As at 31 December 2023	11,758	32	294	123	94	94	12,395	4,514
As at 31 December 2024	12,080	22	299	148	30	170	12,749	4,687

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	189

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
The Group has recognised fair values for the indefinite lived intangible assets and goodwill related to the Acquisition, representing the Group’s Philippines CGU. Should operating results or macroeconomic assumptions deteriorate versus those utilised in calculating the fair values of these assets as of the acquisition date, an impairment of goodwill and the acquired assets could result in the future.
The following table identifies the carrying value of goodwill and indefinite lived intangible assets attributable to each significant CGU of the Group. In addition to the significant CGUs of the Group, as at 31 December 2024, the Group had other CGUs with total indefinite lived intangible assets of €1,222 million
(2023: €1,349 million) and goodwill of €260 million (2023: €370 million).

	Year ended 31 December
	2024		2023
Cash generating unit	Indefinite lived intangible assets	Goodwill	Indefinite lived intangible assets	Goodwill
	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Australia	2,510	1,412	2,596	1,397
Great Britain	1,760	198	1,680	200
Germany	1,060	748	1,060	748
Pacific(A)	821	518	816	524
Philippines	440	276	—	—
A.Pacific refers to New Zealand and Pacific Islands.
The recoverable amount of each CGU was determined through a value in use calculation, which uses cash flow projections for a five year period. These projections reflect the impact of climate change on our business, over the medium to long term, as well as the mitigating actions and strategies we are undertaking to support our commitment to reach Net Zero by 2040. The key assumptions used in projecting these cash flows were as follows:
•Growth rate and operating margins: Cash flows were projected based on the Group’s strategic business plan. Cash flows for the terminal year and beyond were projected using an inflation-based long-term terminal growth rate between 2.0% and 4.5%.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	190

Notes to the consolidated financial statements continued

	2024	2023
	Pre-tax discount rate	Pre-tax discount rate
Cash generating unit	%	%
Iberia	9.3	9.3
Australia	11.3	11.1
Great Britain	9.3	9.8
Germany	10.1	10.1
Pacific(A)	11.3	11.2
Philippines	13.9	—
A.Pacific refers to New Zealand and Pacific Islands.
The Group’s Iberia, Australia, Great Britain, Germany and Philippines CGUs have substantial headroom when comparing the value in use calculation of the CGU versus the CGU’s total carrying value.
For the Group’s Pacific CGU, the headroom in the 2024 impairment analysis was approximately 12% of total carrying value. The Group estimates that a 1.0% reduction in the terminal growth rate or a 0.7% increase in the discount rate, each in isolation, would eliminate existing headroom in Pacific.
Impairment of Feral brand
During 2024, the Group recognised €10 million of impairment in relation to the Feral brand and subsequently sold it in September 2024.
Impairment of Indonesia CGU
As disclosed in its consolidated financial statements for the year ended 31 December 2023, the Group estimated that reasonably possible changes in the value in use growth rate or in the discount rate, each in isolation, would eliminate existing headroom in the Indonesia CGU. During the second half of 2024, Indonesia experienced worsening business performance primarily driven by the continued geopolitical situation in the Middle East.
As at 31 December 2024, the Group’s annual impairment test resulted in an impairment of €175 million, as the recoverable amount was lower than the carrying amount of the CGU. The recoverable amount was determined based on value in use assumptions updated with management’s best estimate of expected future cash flows, reflecting the persistent geopolitical uncertainty. The impairment loss reduced the carrying amount of goodwill allocated to the CGU to zero. The remaining impairment charge was allocated pro rata to the property, plant and equipment and intangible assets included in the carrying value of the CGU.
An impairment loss of €54 million, €6 million and €115 million was included in the consolidated income statement in cost of sales, selling and distribution expenses and administrative expenses, respectively, and under APS for segmental allocation purposes.
The following table sets out key assumptions used in the impairment assessment of the Indonesia CGU:

	2024	2023
	%	%
Pre-tax discount rate	13.5	12.2
Terminal growth rate	2.5	1.6
As at 31 December 2024, the recoverable amount of the Indonesia CGU was €182 million and represents its value in use.
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

	Useful life (years)
Category	Low	High
Buildings and improvements	10	40
Machinery, equipment and containers	3	20
Cold drink equipment	2	12
Vehicle fleet	3	12
Furniture and office equipment	3	10

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	191

Notes to the consolidated financial statements continued
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
The transition to a low-carbon economy may impact the carrying value and remaining useful lives of the Group’s property, plant and equipment. The Group continues to invest in more efficient, cleaner and more technologically advanced assets, however, the significant majority of the Group’s assets currently in operation are likely to be substantially depreciated ahead of our Net Zero 2040 target, as set out in our Strategic Report. In addition, the Group continuously monitors the latest developments in government legislation in relation to climate-related risks. Currently, no legislation has been passed that will materially impact the carrying value and remaining useful lives of the Group.

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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	192

Notes to the consolidated financial statements continued
The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Buildings and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2022	648	2,501	3,723	1,110	297	179	305	8,763
Additions	20	71	271	73	101	9	344	889
Disposals	(1)	(44)	(214)	(47)	(51)	(3)	—	(360)
Transfers and reclassifications	2	84	124	34	3	12	(259)	—
Currency translation adjustments	(12)	(26)	(18)	(9)	(1)	(2)	(1)	(69)
As at 31 December 2023	657	2,586	3,886	1,161	349	195	389	9,223
Acquisition of CCBPI	464	117	446	7	5	2	43	1,084
Additions	62	65	228	96	102	12	349	914
Disposals	(1)	(23)	(187)	(145)	(76)	(43)	—	(475)
Transfers to assets held for sale	(16)	(12)	—	—	—	—	—	(28)
Transfers to investment property	(33)	—	—	—	—	—	—	(33)
Transfers and reclassifications	1	70	181	69	2	19	(337)	5
Currency translation adjustments	(5)	1	21	(11)	1	(1)	(2)	4
As at 31 December 2024	1,129	2,804	4,575	1,177	383	184	442	10,694
Accumulated depreciation and impairment:
As at 31 December 2022	—	(843)	(1,738)	(725)	(153)	(103)	—	(3,562)
Depreciation expense	—	(137)	(318)	(112)	(61)	(25)	—	(653)
Disposals	—	28	204	43	47	3	—	325
Transfers and reclassifications	—	—	3	(1)	—	—	—	2
Currency translation adjustments	—	—	5	4	—	—	—	9
As at 31 December 2023	—	(952)	(1,844)	(791)	(167)	(125)	—	(3,879)
Depreciation expense	—	(149)	(396)	(111)	(69)	(26)	—	(751)
Disposals	—	22	180	140	71	42	—	455
Impairment(A)	—	(27)	(31)	(4)	—	(2)	(12)	(76)
Transfers to assets held for sale	—	6	—	—	—	—	—	6
Transfers and reclassifications	—	(1)	17	(14)	—	(2)	—	—
Currency translation adjustments	—	(4)	(17)	5	—	1	—	(15)
As at 31 December 2024	—	(1,105)	(2,091)	(775)	(165)	(112)	(12)	(4,260)
Net book value:
As at 31 December 2022	648	1,658	1,985	385	144	76	305	5,201
As at 31 December 2023	657	1,634	2,042	370	182	70	389	5,344
As at 31 December 2024	1,129	1,699	2,484	402	218	72	430	6,434
(A) Amounts relate to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024. Refer to Note 7 for further details.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	193

Notes to the consolidated financial statements continued
Right of use assets
The following table summarises the net book value of right of use assets included within property, plant and equipment:

	Year ended 31 December
	2024	2023
	€ million	€ million
Buildings and improvements	405	427
Vehicle fleet	206	171
Machinery, equipment and containers	80	81
Furniture and office equipment	—	2
Total	691	681

Total additions to right of use assets during 2024 were €186 million
(2023: €192 million), of which €8 million was acquired as part of the Acquisition.
The following table summarises depreciation charges relating to right of use assets for the periods presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Buildings and improvements	66	67
Vehicle fleet	64	58
Machinery, equipment and containers	33	32
Furniture and office equipment	1	2
Total	164	159
During the years ended 31 December 2024 and 31 December 2023, the total expense relating to low value and short-term leases was €29 million and €24 million, respectively, which is primarily included in administrative expenses.
The Group does not have any residual value guarantees in relation to its leases.
As at 31 December 2024, the total value of lease extension and termination options included within right of use assets was €26 million (2023: €17 million).

The Group incurred variable lease expenses of €129 million in 2024 (2023: €157 million), primarily included in selling and distribution expenses. This amount mainly consists of the variable component of lease payments for product transportation services in Australia and New Zealand, whereby these components are dependent on various factors such as the number of cases of product delivered, number of trips and pallets.
Note 9
Investment property
Investment property consists of land and buildings held primarily for earning rental income, capital appreciation or both. These properties are not used by the Group in the ordinary course of business. The Group applies the cost model for measuring investment property. Under the cost model, investment property is initially recognised at cost. Subsequently, it is depreciated on a straight-line basis over the assigned useful life (consistent with owner-occupied property).
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, an impairment test is performed to estimate the potential loss of value that may reduce the recoverable amount of the asset to below its carrying amount. Any impairment loss is recognised within the consolidated income statement by the amount which the carrying amount exceeds the recoverable amount.
Investment property is derecognised when it has been disposed of or when it is permanently withdrawn from use and no further economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognised in the Group’s consolidated income statement in the period of derecognition.
Transfers are made to (or from) investment property when there is a change in use.
The following tables illustrate the net book value and the reconciliation of the carrying amount of the Group’s investment property as of 31 December 2024:

	Year ended 31 December
	2024	2023
	€ million	€ million
At cost	73	—
Accumulated depreciations and impairment losses	—	—
Net book value	73	—

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	194

Notes to the consolidated financial statements continued

Total
€ million
Net book value as at 31 December 2023	—
Acquisition of CCBPI	46
Transfers from property, plant and equipment	33
Transfers to assets held for sale	(6)
Currency translation adjustments	—
Net book value as at 31 December 2024	73
As of 31 December 2024 and 31 December 2023, the carrying value of investment property was €73 million and nil, respectively. The increase is primarily due to the properties acquired as part of the CCBPI business combination transaction
(€46 million) and the transfer of some properties in Indonesia and Great Britain from property, plant and equipment to investment property (€33 million).
No impairments were recognised during the year ended 31 December 2024.
The fair value of the investment property as at 31 December 2024 amounted to approximately €86 million (31 December 2023: nil). The fair value of investment property was determined by external, independent property valuers, having the appropriate recognised professional qualifications and recent experience in the location and category of property being valued. The valuation was conducted in accordance with the International Valuation Standards and is generally based on the market approach. At the end of each reporting period, the Group updates its assessment of the fair value of its investment property, taking into consideration the most recent independent valuations. The best evidence of fair value is current prices in an active market for similar properties. Where such information is unavailable, the Group considers information from a variety of sources including recent prices in less active markets for similar properties, adjusted to reflect existing differences. The resulting fair value measurements for all assets forming part of the Group’s investment property have been categorised within Level 3 of the fair value hierarchy.
The Group has no restrictions on the realisability of its investment property and no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance and enhancements.
During the year ended 31 December 2024, the Group did not hold any rental income-generating investment property, and as such, no rental income has been recognised in the Group’s consolidated income statement. Direct operating expenses (including repairs and maintenance but excluding depreciation expense) arising from non-rental income-generating investment property amounted to nil for 2024 (2023: nil; 2022: nil).
Note 10
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
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Finished goods	839	750
Raw materials and supplies	585	449
Spare parts and other	184	157
Total inventories	1,608	1,356
Write downs of inventories totalled €67 million, €59 million and €41 million for the years ended 31 December 2024, 31 December 2023 and 31 December 2022, respectively. The majority of these write downs were included in cost of sales in the consolidated income statement. None of these write downs of inventory were subsequently reversed.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	195

Notes to the consolidated financial statements continued
Note 11
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
Trade accounts receivable are initially recognised at their transaction price and subsequently measured at amortised cost less provision for impairment. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. The Group applies an expected credit loss reserve methodology to assess possible impairments. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue. The Group considers factors such as delinquency in payment, financial difficulties, payment history of the debtor and certain forward-looking macroeconomic indicators. The carrying amount of trade accounts receivable is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement. Credit insurance on a portion of the accounts receivable balance is also carried. Refer to Note 28 for further details on credit risk management.
As a result of continued recession risk across our European territories, the Group supplements its existing credit loss reserve methodology to include an incremental loss allowance for those receivable balances that were deemed to be higher risk in the current environment. The incremental allowance is included within allowance for doubtful accounts below, as at 31 December 2024 and 31 December 2023.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Trade accounts receivable, gross	2,622	2,601
Allowance for doubtful accounts	(58)	(54)
Total trade accounts receivable	2,564	2,547
The following table summarises the ageing of trade accounts receivable, net of allowance for doubtful accounts, in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Not past due	2,409	2,348
Past due 1 – 30 days	91	142
Past due 31 – 60 days	14	16
Past due 61 – 90 days	12	7
Past due 91 – 120 days	9	9
Past due 121+ days	29	25
Total trade accounts receivables	2,564	2,547
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2022	(57)
Provision for impairment recognised during the year	(9)
Receivables written off during the year as uncollectable	9
Reversals	2
Currency translation adjustments	1
As at 31 December 2023	(54)
Provision for impairment recognised during the year	(11)
Receivables written off during the year as uncollectable	3
Reversals	4
Currency translation adjustments	—
As at 31 December 2024	(58)

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	196

Notes to the consolidated financial statements continued
Note 12
Cash and cash equivalents and short-term investments
Cash and cash equivalents
Cash and cash equivalents are comprised of cash and short-term, highly liquid financial instruments, including investments in money market funds, with maturity dates of less than three months when acquired that are readily convertible to cash and are subject to an insignificant risk of changes in value. Counterparties and instruments used to hold the Group’s cash and cash equivalents are continually assessed, with a focus on preservation of capital and liquidity.
The following table summarises the cash and cash equivalents outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Cash at banks and on hand	611	465
Short-term deposits and securities	952	954
Total cash and cash equivalents	1,563	1,419
Cash and cash equivalents are held in the following currencies as at the dates presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Euro	268	662
British pound	497	305
US dollar	51	64
Norwegian krone	57	58
Swedish krona	13	26
Australian dollar	358	118
Indonesian rupiah	123	48
Papua New Guinean kina	36	42
Philippine peso	25	—
Other	135	96
Total cash and cash equivalents	1,563	1,419
Included within cash and cash equivalents as at 31 December 2024 and 31 December 2023 were Papua New Guinea cash assets of €36 million and €42 million, respectively, denominated in local currency (kina). Government-imposed currency controls impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
As at 31 December 2024, there were €10 million of cash and cash equivalents held by the Group’s Employee Benefit Trust (refer to Note 18). The funds can be solely used for the purchases of CCEP shares to satisfy the Group’s award requirements under its current and future share-based compensation plans.
There were no other material restrictions on the Group’s cash and cash equivalents.
Short-term investments
Short-term investments are financial assets that are initially recognised at fair value and subsequently measured at amortised cost. The Group classifies its financial assets as measured at amortised cost only if both of the following criteria are met:
•the asset is held within a business model whose objective is to collect the contractual cash flows; and
•the contractual terms give rise to cash flows that are solely payments of principal and interest.
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
As at 31 December 2024, short-term investments were €150 million
(2023: €568 million), which included €18 million (2023: €33 million) denominated in Papua New Guinea kina that are subject to government-imposed currency controls which impact the extent to which these investments, upon maturity, can be converted into foreign currency and remitted for use elsewhere in the Group.
Cash receipts arising from the interest earned on cash and cash equivalents and short-term investments were €74 million, €58 million and €25 million for the years ended 31 December 2024, 31 December 2023, and 31 December 2022, respectively. For the years ended 31 December 2024 and 31 December 2023, these were considered as a major class of gross cash receipts from investing activities, and have been presented as such in the Group’s consolidated statement of cash flows.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	197

Notes to the consolidated financial statements continued
Note 13
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
The following table provides the carrying amounts and fair values of the Group's financial assets and liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		As at 31 December 2024
		Carrying amount	Level 1	Level 2	Level 3	Total fair value
		€ million	€ million	€ million	€ million	€ million
Financial assets measured at fair value
Cash and cash equivalents (A)		241	241	—	—	241
Derivatives	Note 14	200	—	200	—	200
Equity investments at fair value through other comprehensive income	Note 27	14	—	—	14	14
Financial liabilities measured at fair value
Derivatives	Note 14	206	—	206	—	206
Financial liabilities not measured at fair value
Borrowings	Note 15	11,331	—	10,680	—	10,680
A.The amount is comprised of investments in money market funds which are classified as financial assets at fair value through profit or loss as these do not meet the solely payments of principle and interest (SPPI) criterion.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	198

Notes to the consolidated financial statements continued

		As at 31 December 2023
		Carrying amount	Level 1	Level 2	Level 3	Total fair value
		€ million	€ million	€ million	€ million	€ million
Financial assets measured at fair value
Derivatives	Note 14	261	—	261	—	261
Equity investments at fair value through other comprehensive income	Note 27	4	—	—	4	4
Financial liabilities measured at fair value
Derivatives	Note 14	268	—	268	—	268
Financial liabilities not measured at fair value
Borrowings	Note 15	11,396	—	10,580	—	10,580
The fair values of the Group’s cash and cash equivalents, short-term investments, trade accounts receivable, amounts receivable from related parties, trade and other payables and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities, credit quality and current market interest rates. These are categorised within Level 2 of the fair value hierarchy, as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. Refer to Note 15 for further details regarding the Group’s borrowings. The Group’s derivative assets and liabilities are carried at fair value both upon initial recognition and subsequently. The fair value is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of the Group’s derivative contracts (including forwards, options, futures, cross currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates.

The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third party resource. Refer to Note 14 for further details about the Group’s derivatives.
Assets valued using Level 3 techniques include €14 million (2023: €4 million) relating to certain unlisted equity investments, which are immaterial both individually and in the aggregate. Valuation techniques are specific to each investment and involve the use of unobservable inputs. Changes in the equity investments for the year ended 31 December 2024 were attributable to additions of equity investments of €10 million, €4 million of which resulted from the Acquisition. Movements in the equity investments for the year ended 31 December 2023 were driven by the purchase of additional investments amounting to €2 million. No gains or losses have been recognised in other comprehensive income for the years ended 31 December 2024 and 31 December 2023.
For the fair value measurement and categorisation of the Group’s investment property refer to Note 9.
For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Note 14
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	199

Notes to the consolidated financial statements continued
This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecasted transaction. Refer to Note 28 for further details about the Group’s risk management strategy and objectives. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in maintaining the risk management objectives. Where critical terms match, the Group uses a qualitative assessment to ensure initial and ongoing effectiveness criteria. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting.
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
Discussion of the Group’s other financial assets and liabilities is contained elsewhere in these financial statements. Refer to Note 11 for trade accounts receivable, Note 16 for trade and other payables, Note 15 for borrowings and
Note 21 for amounts receivable and payable with related parties.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	200

Notes to the consolidated financial statements continued

Hedging instrument	Location – statement of financial position	Year ended 31 December
		2024	2023
		€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative assets	9	38
Foreign currency contracts	Non-current derivative assets	9	—
Interest rate and cross currency swaps	Non-current derivative assets	80	62
Commodity contracts	Current derivative assets	52	94
Foreign currency contracts	Current derivative assets	50	20
Interest rate and cross currency swaps	Current derivative assets	—	47
	Total assets	200	261
Liabilities:
Derivatives designated as hedging instruments:
Commodity contracts	Non-current derivative liabilities	46	30
Foreign currency contracts	Non-current derivative liabilities	—	2
Interest rate and cross currency swaps	Non-current derivative liabilities	115	137
Commodity contracts	Current derivative liabilities	37	58
Foreign currency contracts	Current derivative liabilities	8	36
Deal contingent forwards	Current derivative liabilities	—	5
	Total liabilities	206	268

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
Effective changes in the fair value of these cash flow hedging instruments are recognised as a component of other reserves in the consolidated statement of changes in equity. Any changes in the fair value of these cash flow hedges that are the result of ineffectiveness are recognised immediately in the line item in the consolidated income statement that is consistent with the nature of the underlying hedged item. Historically, the Group has not experienced, and does not expect to experience, material hedge ineffectiveness with the value of the hedged instrument equalling that of the hedged item. If the hedged cash flow results in a subsequent recognition of a non-financial asset or liability, the gains and/or losses accumulated in equity are included in the measurement of the cost of the asset or liability. For other cash flow hedges, the amounts deferred in equity are then recognised within the line item in the consolidated income statement that is consistent with the nature of the underlying hedged item in the period that the forecasted purchases or payments impact earnings.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	201

Notes to the consolidated financial statements continued
The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euro using the respective year end spot rate):

	Notional maturity profile
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Cash flow hedges	€ million	€ million	€ million	€ million	€ million
Foreign currency contracts	1,723	1,292	431	—	—
Interest rate and cross currency swaps	2,079	760	604	416	299
Commodity contracts	1,397	834	563	—	—
As at 31 December 2022	5,199	2,886	1,598	416	299
Deal contingent foreign currency forwards	636	636	—	—	—
Foreign currency contracts	1,105	980	125	—	—
Interest rate and cross currency swaps	1,306	602	—	520	184
Commodity contracts	1,441	829	588	9	15
As at 31 December 2023	4,488	3,047	713	529	199
Foreign currency contracts	1,460	1,196	264	—	—
Interest rate and cross currency swaps	696	—	416	101	179
Commodity contracts	1,662	889	635	121	17
As at 31 December 2024	3,818	2,085	1,315	222	196
The net notional amount of outstanding interest rate and cross currency swaps used to hedge interest rate risk and currency fluctuations of non-functional currency borrowings was €0.7 billion as at 31 December 2024, €1.3 billion as at 31 December 2023 and €2.1 billion as at 31 December 2022. The net notional amount of the other outstanding foreign currency cash flow hedges was
€1.5 billion as at 31 December 2024, €1.1 billion as at 31 December 2023 and
€1.7 billion as at 31 December 2022. The net notional amount of outstanding commodity-related cash flow hedges was €1.7 billion as at 31 December 2024,
€1.4 billion as at 31 December 2023 and €1.4 billion as at 31 December 2022.
Outstanding cash flow hedges as at 31 December 2024 are expected to be settled between 2025 and 2036.
The following table provides a reconciliation by risk category of the net of tax impacts on the cash flow hedge reserve disclosed in Note 18, resulting from cash flow hedge accounting:

	Foreign currency contracts	Commodity contracts	Interest rate and cross currency swaps	Total
Cash flow hedges	€ million	€ million	€ million	€ million
As at 1 January 2022	26	153	(28)	151
Net fair value gains/(losses) recognised in OCI	13	43	46	102
Net (gains)/losses reclassified from OCI to income statement or transferred to cost of inventories	(19)	(117)	(13)	(149)
As at 31 December 2022	20	79	5	104
Net fair value gains/(losses) recognised in OCI	(26)	67	(3)	38
Net (gains)/losses reclassified from OCI to income statement or transferred to cost of inventories(A)	10	(111)	(10)	(111)
As at 31 December 2023	4	35	(8)	31
Net fair value gains/(losses) recognised in OCI	41	(27)	8	22
Net (gains)/losses reclassified from OCI to income statement or transferred to cost of inventories(A)	5	(24)	(4)	(23)
Net losses transferred to goodwill in connection with the Acquisition	2	—	—	2
As at 31 December 2024	52	(16)	(4)	32
A.The amount includes a net of tax gain of €13 million and €83 million in 2024 and 2023 respectively transferred from the cash flow hedge reserve to the cost of inventories.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	202

Notes to the consolidated financial statements continued
The following table summarises the net of tax effect of the cash flow hedges in the consolidated income statement for the periods presented:

Cash flow hedging instruments	Location – Income statement	Amount of gain/(loss) reclassified from the cash flow hedge reserve into profit
		Year ended 31 December
		2024	2023	2022
		€ million	€ million	€ million
Foreign currency contracts	Cost of sales	—	1	19
Commodity contracts	Cost of sales	—	—	83
Commodity contracts	Selling and distribution expenses	6	17	34
Interest rate and cross currency swaps	Finance costs	4	10	13
Total		10	28	149
Ineffectiveness associated with these cash flow hedges was not material during any year presented within these financial statements.
Fair value hedges
The Group has designated certain cross currency swaps used to mitigate foreign currency exchange risk and interest rate risk on foreign currency borrowings as fair value hedges. There is an economic relationship between the hedged item and the hedging instrument, as the terms of the cross currency swap contracts match the terms of the fixed rate borrowings. The Group has established a hedge ratio of 1:1 for the hedging relationship.
The Group also designates foreign currency contracts as fair value hedges to mitigate foreign currency exchange risk.
The following table summarises the Group’s outstanding fair value hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euro using the respective year end spot rate):

		Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Fair value hedges	Total	€ million	€ million	€ million	€ million
Interest rate and cross currency swaps	1,165	—	—	500	665
As at 31 December 2022	1,165	—	—	500	665
Interest rate and cross currency swaps	1,159	—	275	450	434
As at 31 December 2023	1,159	—	275	450	434
Interest rate and cross currency swaps	1,154	—	500	225	429
Foreign currency contracts	13	13	—	—	—
As at 31 December 2024	1,167	13	500	225	429
The net notional amount of outstanding interest rate and cross currency swaps designated in a fair value hedge relationship with borrowings was €1,154 million as at 31 December 2024, €1,159 million as at 31 December 2023 and €1,165 million as at 31 December 2022.
The following table summarises the gains/(losses) recognised from the settlement of fair value hedges within the consolidated income statement for the periods presented:

Fair value hedges	Location – Income statement	Year ended 31 December
		2024	2023	2022
		€ million	€ million	€ million
Interest rate and cross currency swaps	Finance costs	(36)	(30)	2
Total		(36)	(30)	2
The carrying value of the hedged item recognised in borrowings as at 31 December 2024 is €1,076 million (31 December 2023: €1,051 million), which includes accumulated amounts of fair value hedging adjustments of €74 million reduction in borrowings (31 December 2023: €106 million reduction in borrowings).

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	203

Notes to the consolidated financial statements continued
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
There were €206 million of outstanding non-designated foreign currency hedges related to hedging foreign currency exposure on intercompany loans as at 31 December 2024. There were €215 million outstanding non-designated hedges as at 31 December 2023.
There were €33 million of outstanding non-designated commodity hedges entered into as part of a power purchase agreement as at 31 December 2024 (31 December 2023: nil). This agreement expires in 2035.
The following table summarises the gains/(losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented:

Non-designated hedging instruments	Location – Income statement	Year ended 31 December
		2024	2023	2022
		€ million	€ million	€ million
Foreign currency contracts(A)	Non-operating items	2	(5)	(5)
Commodity contracts	Non-operating items	4	—	—
Total		6	(5)	(5)
A.The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Net investment hedges
The Group had no net investment hedges in place as at 31 December 2024 or 31 December 2023. However, it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.

Note 15
Borrowings and leases
Borrowings
Borrowings are initially recognised at fair value, net of issuance costs incurred. Borrowings assumed by the Group as part of the Acquisition have been recognised at fair value at the acquisition date. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortisation of transaction costs, fair value adjustments made on acquisition, premiums and discounts are recognised as part of finance costs within the consolidated income statement.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	204

Notes to the consolidated financial statements continued
Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Non-current:
Euro denominated bonds:
€350 million 2.375% Notes 2025	—	349
€250 million 2.75% Notes 2026(A)	247	245
€600 million 1.75% Notes 2026(A)	593	588
€400 million 1.50% Notes 2027(A)	387	381
€250 million 1.50% Notes 2027	256	258
€500 million 1.75% Notes 2028(A)	484	478
€750 million 0.20% Notes 2028	746	745
€500 million 1.125% Notes 2029	497	496
€500 million 1.875% Notes 2030(A)	485	482
€700 million 3.875% Notes 2030	695	694
€500 million 0.70% Notes 2031(A)	485	482
€800 million 0.00% Notes 2025	—	798
€700 million 0.50% Notes 2029	696	695
€600 million 3.250% Notes 2032(B)	594	—
€1 billion 0.875% Notes 2033	992	991
€750 million 1.50% Notes 2041	746	746
Foreign currency bonds (swapped into euro)(C):
US$500 million 1.50% Notes 2027	478	451

	Year ended 31 December
	2024	2023
	€ million	€ million
Australian dollar denominated bonds:
A$30 million 4.166% Notes 2025	—	19
A$20 million 4.25% Notes 2025	—	13
A$30 million 4.125% Notes 2026	18	19
A$50 million 4.155% Notes 2028	32	33
A$133 million 2.45% Notes 2029	80	83
A$50 million 4.20% Notes 2031	33	34
A$187 million 4.20% Notes 2031	123	128
A$13 million 4.20% Notes 2031	9	9
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)(C):
NOK1 billion 3.04% Notes 2028	87	92
NOK750 million 2.75% Notes 2030	65	68
US$50 million 2.6525% Notes 2030	48	45
JPY10 billion 4.15% Notes 2036(A)	67	67
JPY12.3 billion 0.00% Notes 2037(A)	63	65
PHP Term loan due 2034(D)	387	—
Lease obligations	547	542
Total non-current borrowings	9,940	10,096

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	205

Notes to the consolidated financial statements continued

	Year ended 31 December
	2024	2023
	€ million	€ million
Current:
Euro denominated bonds:
€800 million 0.00% Notes 2025	799	—
€350 million 2.375% Notes 2025	351	—
€500 million 1.125% Notes 2024(E)	—	500
Foreign currency bonds (swapped into euro)(C):
US$650 million 0.80% Notes 2024(F)	—	588
Australian dollar denominated bonds:
A$30 million 4.166% Notes 2025	19	—
A$20 million 4.250% Notes 2025	12	—
A$100 million 3.50% Notes 2024(G)	—	62
Philippine peso denominated loans:
PHP3.5 billion 6.00% Loan 2025(H)	16	—
PHP2 billion 5.750% Loan 2025(I)	33	—
Lease obligations	161	150
Total current borrowings	1,391	1,300
A.Bonds designated in full or partially in a fair value hedge relationship.
B.In September 2024, the Group issued €600 million 3.250% Notes due 2032.
C.Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
D.In February 2024, in connection with the Acquisition, the Group entered into a term loan facility agreement with the Bank of Philippine Islands. A term loan facility in an aggregate amount of US$500 million was made available under the agreement to be utilised in PHP. On 20 February 2024, the Group drew down a PHP23.5 billion (US$420 million) loan under the facility with a maturity date of 20 February 2034. The vast majority of the balance (90% of the total principal amount) is repayable in full upon maturity. In April 2024, the remaining undrawn portion of this facility was subsequently cancelled.
E.In May 2024, the Group repaid on maturity the outstanding amount related to the €500 million 1.125% Notes.
F.In May 2024, the Group repaid on maturity the outstanding amount related to the US$650 million 0.8% Notes.
G.In April 2024, the Group repaid on maturity A$100 million 3.5% Notes.
H.Included within the Group's borrowings as at 31 December 2024 is a short-term loan denominated in PHP assumed as part of the Acquisition. In August 2024 and November 2024, the Group repaid PHP500 million and PHP2 billion, respectively.
I.In December 2024, the Group entered into a short-term loan agreement with Metropolitan Bank and Trust Company and drew down PHP2 billion payable in full upon maturity on 19 December 2025.
Borrowings are stated net of unamortised financing fees of €29 million and
€30 million, as at 31 December 2024 and 31 December 2023, respectively.
Interest expense recognised on lease liabilities totalled €21 million, €17 million and €14 million in 2024, 2023 and 2022, respectively.
Credit facilities
During 2024, the amount available under the Group’s multi currency credit facility was €1.80 billion. This amount is available for borrowing with a syndicate of 12 banks. This credit facility matures in 2030 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of these consolidated financial statements. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2024 the Group had no amounts drawn under this credit facility.
Changes in liabilities arising from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2022	1,350	11,790	78	(110)	3	13,111
Changes from financing cash flows
Changes in short-term borrowings(A)	(285)	—	—	—	—	(285)
Repayments on third party borrowings	(938)	—	—	—	—	(938)
Payment of principal on lease obligations	(153)	—	—	—	—	(153)
Interest paid	(14)	—	(116)	—	—	(130)
Dividends paid	—	—	—	—	(763)	(763)
Other financing activities	(1)	—	—	—	—	(1)

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	206

Notes to the consolidated financial statements continued

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	(1)	4	—	—	—	3
Other non-cash movements	34	171	112	—	766	1,083
Movement as a result of fair value hedges	11	(172)	—	—	—	(161)
Changes in fair values	—	—	—	45	—	45
Currency translations	—	111	—	(18)	(2)	91
Reclassifications	1,333	(1,333)	—	—	—	—
Total changes	(14)	(1,219)	(4)	27	1	(1,209)
As at 31 December 2022	1,336	10,571	74	(83)	4	11,902
Changes from financing cash flows
Proceeds from third party borrowings, net	—	694	—	—	—	694
Changes in short-term borrowings(A)	—	—	—	—	—	—
Repayments on third party borrowings	(1,159)	—	—	—	—	(1,159)
Payment of principal on lease obligations	(148)	—	—	—	—	(148)
Interest paid	(17)	—	(165)	—	—	(182)
Dividends paid	—	—	—	—	(841)	(841)
Settlement of debt-related cross currency swaps	—	—	—	69	—	69

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	—	5	—	—	—	5
Other non-cash movements	93	98	164	—	844	1,199
Movement as a result of fair value hedges	—	40	—	—	—	40
Changes in fair values	—	—	—	25	—	25
Currency translations	(40)	(77)	—	17	(2)	(102)
Reclassifications	1,235	(1,235)	—	—	—	—
Total changes	(36)	(475)	(1)	111	1	(400)
As at 31 December 2023	1,300	10,096	73	28	5	11,502
Changes from financing cash flows
Acquisition of CCBPI	63	6	—	—	—	69
Proceeds from third party borrowings, net	32	976	—	—	—	1,008
Changes in short-term borrowings(A)	—	—	—	—	—	—
Repayments on third party borrowings	(1,207)	—	—	—	—	(1,207)
Payment of principal on lease obligations	(157)	—	—	—	—	(157)
Interest paid	(21)	—	(228)	—	—	(249)
Dividends paid	—	—	—	—	(910)	(910)

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	207

Notes to the consolidated financial statements continued

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Settlement of debt-related cross currency swaps	—	—	—	66	—	66
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	(1)	7	—	—	—	6
Other non-cash movements	53	135	243	—	911	1,342
Movement as a result of fair value hedges	—	29	—	—	—	29
Changes in fair values	—	—	—	(59)	—	(59)
Currency translations	33	(13)	—	—	—	20
Reclassifications	1,296	(1,296)	—	—	—	—
Total changes	91	(156)	15	7	1	(42)
As at 31 December 2024	1,391	9,940	88	35	6	11,460
A.In 2024, changes in short-term borrowings include €10,074 million of newly issued and €10,074 million of repaid euro commercial paper. In 2023, changes in short-term borrowings included €6,810 million and €6,810 million of newly issued and repaid euro commercial paper, respectively. In 2022, changes in short-term borrowings included €2,464 million and €2,749 million of newly issued and repaid euro commercial paper, respectively.
B.Interest payable and dividends payable balances are presented within the “Trade and other payables” line item in the Group’s consolidated statement of financial position.
C.Interest rate and cross currency swaps used to hedge interest rate risk and currency fluctuations of non-functional currency borrowings, refer to Note 14.
Total cash outflows for leases were €178 million, €165 million and €167 million for the years ended 31 December 2024, 31 December 2023 and 31 December 2022, respectively.

Note 16
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
The Group participates in various programmes and arrangements with customers designed to increase the sale of our products. The costs of these programmes are recorded as deductions from revenue. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed upon sales levels or for participating in specific marketing programmes. When these allowances are paid in arrears, the Group accrues the estimated amount to be paid based on historical customer experience, the programme’s contractual terms and the amounts expected to be settled with customers. The costs of these off-invoice customer marketing initiatives totalled €5.8 billion, €5.4 billion and €5.2 billion for 2024, 2023 and 2022, respectively.
The following table summarises trade and other payables as at the dates presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Trade accounts payable	2,669	2,306
Accrued customer marketing costs	1,376	1,340
Accrued deposits	392	338
Accrued compensation and benefits	500	532
Accrued taxes(A)	389	280
Other accrued expenses	460	438
Total trade and other payables	5,786	5,234
A.This line item includes a payable of €61 million in 2024 and €59 million in 2023 to the Spanish tax authorities. Refer to Note 26 for further details.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	208

Notes to the consolidated financial statements continued
Supplier finance arrangements
The Group engages in supplier finance arrangements facilitated by various banks, pursuant to which, its suppliers may elect to receive early payments of their invoices from a bank. Under the arrangements, the bank agrees to pay amounts due to participating suppliers with respect to invoices owed by the Group, and the Group repays the bank at a later date. Participation in these arrangements is at suppliers’ own discretion. If suppliers elect to receive early payments, they pay a fee to the respective bank, to which the Group is not party. The primary purpose of these arrangements is to streamline payment processing and allow willing suppliers to receive early payments from the bank before the invoice due date. Payment terms with suppliers have not been renegotiated in conjunction with these arrangements.
The Group does not derecognise the original liabilities to which supplier finance arrangements apply because a legal release is not obtained, and the original liabilities remain substantially unmodified upon entering into these arrangements. From the perspective of the Group, the arrangements do not significantly extend the payment terms beyond the normal terms agreed with other non-participating suppliers. The Group incurs no additional fees or interest expense towards the banks on the amounts due to the suppliers. As a result, the Group discloses the amounts subject to the arrangements within trade and other payables. As of 31 December 2024, all payables related to supplier finance arrangements are classified as current.
Payments made to the banks are included in cash flows from operating activities because they continue to be part of the Group’s normal operating cycle and their principal nature remains operating.
The following tables provide an overview of the carrying amount of the liabilities part of a supplier financing arrangement as well as the range of common payment due dates.

	Year ended 31 December
	2024	2023
	€ million	€ million
Carrying amount of liabilities that are part of supplier financing arrangements
Presented within trade accounts payable	764	622
of which suppliers have received payment	596	(A)

Year ended 31 December
	2024	2023
	Days after	Days after
Range of payment due dates
Liabilities that are part of an arrangement	45 - 135	(A)
Comparable liabilities that are not part of an arrangement	0 - 135	(A)
A.The Group applied transitional relief available under Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7 and has not provided comparative information in the first year of adoption.
Following the Acquisition, the Group assumed €40 million of trade and other payables, which were part of a supplier finance arrangement. There were no other significant non-cash changes in the carrying amount of the trade payables included in the Group’s supplier finance arrangements.
Note 17
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
The Group recognises termination benefits at the earlier of the following dates:
(1) when the Group can no longer withdraw the offer of those benefits; and (2) when the Group recognises costs for restructuring that are within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. In the case of an offer made to encourage

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	209

Notes to the consolidated financial statements continued
voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for those benefits.
The following table summarises our non-current employee benefit liabilities as at the dates presented:

	Year ended 31 December
	2024			2023
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Retirement benefit obligation	55	82	137	77	81	158
Other employee benefit liabilities	—	35	35	—	33	33
Total non-current employee benefit liabilities	55	117	172	77	114	191
Defined benefit plans
The Group sponsors a number of defined benefit pension plans in Belgium, France, Germany, Great Britain, Luxembourg, Norway, Australia and Indonesia. As part of the Acquisition, the Group assumed the liabilities related to defined benefit plans available in the Philippines. The majority of the defined benefit plans are either career average, final salary or hybrid plans, and operate on a funded basis with assets held in external funds. The Group’s Great Britain plan
(GB Scheme) is the most significant.
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
As part of its risk management strategy, in September 2023, the board of trustees entered into a buy-in agreement with Just Retirement Ltd to acquire an insurance policy with the intent of matching a specific portion of the GB Scheme’s future cash flows arising from the accrued pension liabilities of retired members. The transaction was financed entirely using a portion of the existing plan assets, with no further funding required from the Group. On an IAS 19 “Employee Benefits” basis, the subsequent fair value of the insurance policy matches the present value of the liabilities being insured, which totalled €242 million as at 31 December 2024 and €260 million as at 31 December 2023.
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary, which is used as the basis for determining the Group’s future contributions to the plan. The latest triennial valuation was carried out as at 5 April 2022 and has been updated to 31 December 2024 to reflect our defined benefit obligation, for known events and changes in market conditions as allowed under IAS 19.
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
•Changes in bond yields: A decrease in corporate bond yields will increase the defined benefit liability, although this will be partially offset by an increase in the value of the plan’s bond holdings.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	210

Notes to the consolidated financial statements continued
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
Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	Year ended 31 December
	2024			2023			2022
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Service cost	—	19	19	—	14	14	—	18	18
Past service (credit)/cost	(5)	2	(3)	—	(7)	(7)	—	(2)	(2)
Net interest cost/(income)	4	(1)	3	(1)	(1)	(2)	(2)	1	(1)
Administrative expenses	—	1	1	—	1	1	—	1	1
Total cost	(1)	21	20	(1)	7	6	(2)	18	16

Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	Year ended 31 December
	2024			2023			2022
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Actuarial (gain)/loss on defined benefit obligation arising during the period	(151)	(24)	(175)	39	32	71	(712)	(125)	(837)
Return on plan assets less/(greater) than discount rate	139	(25)	114	65	(28)	37	808	74	882
Net charge to other comprehensive income	(12)	(49)	(61)	104	4	108	96	(51)	45

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	211

Notes to the consolidated financial statements continued
Benefit obligation and fair value of plan assets
The following tables summarise the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	Year ended 31 December
	2024			2023
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	1,008	548	1,556	937	529	1,466
Service cost	—	19	19	—	14	14
Past service (credit)/cost	(5)	2	(3)	—	(7)	(7)
Interest costs on defined benefit obligation	46	18	64	45	15	60
Plan participants’ contributions	—	31	31	—	36	36
Actuarial (gain)/loss – experience	(1)	(3)	(4)	21	9	30
Actuarial (gain)/loss – demographic assumptions	(1)	—	(1)	(13)	—	(13)
Actuarial (gain)/loss – financial assumptions	(149)	(21)	(170)	31	23	54
Benefit payments	(33)	(73)	(106)	(33)	(70)	(103)
Administrative expenses	—	1	1	—	1	1
Acquisition of CCBPI	—	72	72	—	—	—
Currency translation adjustments	44	2	46	20	(2)	18
Benefit obligation at end of plan year	909	596	1,505	1,008	548	1,556

	Year ended 31 December
	2024			2023
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	931	601	1,532	952	572	1,524
Interest income on plan assets	42	19	61	46	16	62
Return on plan assets (less)/greater than discount rate	(139)	25	(114)	(65)	28	(37)
Plan participants’ contributions	—	31	31	—	36	36
Employer contributions	11	29	40	11	21	32
Benefit payments	(33)	(73)	(106)	(33)	(70)	(103)
Acquisition of CCBPI	—	57	57	—	—	—
Currency translation adjustment	42	1	43	20	(2)	18
Fair value of plan assets at end of plan year	854	690	1,544	931	601	1,532

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	212

Notes to the consolidated financial statements continued
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at 31 December 2024 is 15 years, including 16 years for the GB Scheme. The weighted average duration of the defined benefit plan obligation as at 31 December 2023 was 15 years, including 16 years for the GB Scheme.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	Year ended 31 December
	2024			2023
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Net benefit status:
Present value of obligation	(909)	(596)	(1,505)	(1,008)	(548)	(1,556)
Fair value of assets	854	690	1,544	931	601	1,532
Net benefit status:	(55)	94	39	(77)	53	(24)
Retirement benefit surplus (Note 27)	—	176	176	—	134	134
Retirement benefit obligation	(55)	(82)	(137)	(77)	(81)	(158)
The surplus for 2024 is primarily related to the defined benefit plans in Germany and Belgium. The surplus is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan.

Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to determine the benefit obligations of pension plans as at the dates presented:

	Year ended 31 December
	2024			2023
	GB	Rest of world	Average	GB	Rest of world	Average
Financial assumptions	%	%	%	%	%	%
Discount rate	5.5	4.2	5.0	4.5	3.6	4.2
Rate of compensation increase	N/A	3.9	3.9	N/A	3.6	3.6
Rate of price inflation	3.1	2.1	2.8	3.1	2.3	2.9

	Year ended 31 December
	2024			2023
Demographic assumptions (weighted average)(A)	GB	Rest of world	Average	GB	Rest of world	Average
Retiring at the end of the reporting period
Male	21.4	19.9	21.0	21.4	19.8	21.0
Female	24.0	23.2	23.8	23.9	23.2	23.7
Retiring 15 years after the end of the reporting period
Male	22.3	20.9	21.9	22.3	20.0	21.7
Female	25.1	24.0	24.8	25.0	23.5	24.6
A.These assumptions translate into an average life expectancy in years, post-retirement, for an employee retiring at age 65.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	213

Notes to the consolidated financial statements continued
The following tables summarise the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

		Year ended 31 December 2024
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(7.2)	(4.2)	(6.0)	7.8	4.6	6.5
Rate of compensation increase(A)	0.5%	N/A	2.1	0.8	N/A	(2.0)	(0.8)
Rate of price inflation	0.5%	5.6	1.5	4.0	(5.0)	(1.4)	(3.6)
Mortality rates	1 year	2.6	1.6	2.2	(2.6)	(1.6)	(2.2)

		Year ended 31 December 2023
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(7.3)	(4.1)	(6.2)	7.9	4.4	6.7
Rate of compensation increase(A)	0.5%	N/A	1.6	0.5	N/A	(1.4)	(0.5)
Rate of price inflation	0.5%	4.6	3.2	4.1	(4.5)	(3.0)	(4.0)
Mortality rates	1 year	2.3	1.7	2.1	(2.5)	(1.8)	(2.2)
A.The compensation increase assumption is no longer applicable to the valuation of the defined benefit obligation associated with the GB Scheme in light of the plan closure effective 31 March 2021.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	214

Notes to the consolidated financial statements continued
The following table summarises pension plan assets measured at fair value as at the dates presented:

	Year ended 31 December 2024					Year ended 31 December 2023
	Total	Investments quoted in active markets		Unquoted investments		Total	Investments quoted in active markets		Unquoted investments
		GB	Rest of world	GB	Rest of world		GB	Rest of world	GB	Rest of world
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Equity securities(A)	193	—	193	—	—	154	—	154	—	—
Fixed income securities:(B)
Corporate bonds and notes	229	127	102	—	—	211	117	94	—	—
Government bonds(C)	348	628	75	(355)	—	335	770	41	(476)	—
Cash and other short-term investments(D)	38	22	16	—	—	25	19	6	—	—
Other investments:
Real estate funds(E)	219	22	26	164	7	255	21	26	208	—
Insurance contracts(F)	436	—	—	242	194	463	—	—	260	203
Investment funds(G)	77	—	—	—	77	77	—	—	—	77
Derivatives(H)	4	2	—	2	—	12	7	—	5	—
Total	1,544	801	412	53	278	1,532	934	321	(3)	280
A.Equity securities are comprised of ordinary shares and investments in equity funds. Investments in ordinary shares are valued using quoted market prices multiplied by the number of shares owned. Investments in equity funds are valued at the net asset value per share, which is calculated predominantly based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date.
B.The fair values of the fixed income securities are determined based on quoted market prices in active markets. Bonds are held mainly in the currency of the geography of the plan.
C.The unquoted amounts within this category relate to repurchase agreements (where the Scheme has sold government bonds with the agreement to repurchase at a fixed date and price). The commitment to repurchase the government bonds reduces the pension assets and is reflected at fair value based on the repurchase price. The assets sold are reported at their fair value, reflecting that the Scheme retains the risks and rewards of ownership of those assets. The asset portfolio of the GB Scheme was refined during 2022 by entering into repurchase agreement of government bonds in order to better match the Scheme liability and to offset the exposure to interests and inflation rates, while remaining invested in the assets of similar risk profile.
D.Cash and other short-term investments are valued at €1.00/unit, which approximates fair value. Amounts are generally invested in cash or interest bearing accounts.
E.The valuation of unquoted real estate funds is based on net assets value per share multiplied by the number of shares owned. For quoted real estate funds, the calculation is based on the underlying quoted investments market price, multiplied by the number of shares held as of the measurement date.
F.Insurance contracts exactly match the amount and timing of certain benefits and therefore the fair value of these insurance policies is deemed to be the present value of the related obligations.
G.Primarily includes investments in equity securities, fixed income securities and combinations of both. Fair values are sourced from broker quotes.
H.The unquoted amounts within derivatives primarily relate to total return swaps, which represent the current value of future cash flows arising from the swap determined using discounted cash flow models and market data at the reporting date.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	215

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
Contributions to pension plans totalled €40 million, €32 million and €32 million during the years ended 31 December 2024, 31 December 2023 and 31 December 2022, respectively. Included within the 2024 contribution is €11 million relating to the Partnership agreement. The Group expects to make contributions of €39 million for the full year ending 31 December 2025.
Other employee benefit liabilities
In certain territories, the Group has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time) employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €7 million and
€8 million as at 31 December 2024 and 31 December 2023, respectively, and is included within the Current portion of employee benefit liabilities. The non-current portion of these liabilities totalled €35 million and €33 million as at 31 December 2024 and 31 December 2023, respectively, and is included within employee benefit liabilities.

Defined contribution plans
The Group sponsors a number of defined contribution plans across its territories. Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €88 million for the year ended 31 December 2024,
€81 million for the year ended 31 December 2023 and €79 million for the year ended 31 December 2022.
Note 18
Equity
Share capital
As at 31 December 2024, the Company has issued and fully paid 460,947,057 Shares (31 December 2023: 459,200,818 Shares and 31 December 2022: 457,106,453 Shares) with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of Shares	Share capital
	millions	€ million
As at 1 January 2022	456	5
Issuances of Shares	1	—
Cancellation of Shares	—	—
As at 31 December 2022	457	5
Issuance of Shares	2	—
Cancellation of Shares	—	—
As at 31 December 2023	459	5
Issuance of Shares	2	—
Cancellation of Shares	—	—
As at 31 December 2024	461	5
The number of Shares increased in 2024, 2023 and 2022 from the issue of 1,746,239, 2,094,365 and 871,421 Shares, respectively, following the exercise of share-based payment awards.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	216

Notes to the consolidated financial statements continued
Share premium
The share premium account increased by cash received for the exercise of options by €31 million in 2024, €42 million in 2023 and €14 million in 2022.
Treasury shares
In December 2024, Coca-Cola Europacific Partners plc Employee Benefit Trust (referred to as “the Trust”) was established for the purpose of facilitating the acquisition and distribution of CCEP Shares for the benefit of satisfying the Group’s share-based payments obligations under its existing and future share-based compensation plans. The Trust’s operations are included in the Group’s consolidated financial statements.
CCEP Shares acquired in the market and held by the Trust are classified as treasury shares for accounting purposes. The book value of shares held is deducted from retained earnings. As at 31 December 2024, the total consideration of the Shares acquired by the Trust of €7 million, including directly attributable costs, was deducted from retained earnings. As at 31 December 2024, the Trust held 92,564 Shares (31 December 2023 and 31 December 2022: nil) classified as treasury shares for accounting purposes. The Shares held by the Trust are excluded from the calculation of earnings per share (see Note 6).
Dividends are waived on all Shares held with this classification by the Trust.
Merger reserves
The consideration transferred in relation to previous business acquisitions (CCIP and CCEG) qualified for merger relief under the Companies Act. As such, the excess consideration transferred over nominal value of €287 million was required to be excluded from the share premium account and recorded to merger reserves.
Other reserves
The following table summarises the balances in other reserves (net of tax) as at the dates presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Cash flow hedge reserve	32	31	104
Net investment hedge reserve	197	197	197
Foreign currency translation adjustment reserve	(1,059)	(974)	(728)
Reserve related to the acquisition of non-controlling interests	(79)	(79)	(79)
Other reserves(A)	(3)	2	(1)
Total other reserves	(912)	(823)	(507)
A.Other reserves relate to cost of hedging which represents forward point on spot designations, time value of options and currency basis.
Movements, including the tax effects, in these accounts through to 31 December 2024 are included in the consolidated statement of comprehensive income or directly within the consolidated statement of changes in equity.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	217

Notes to the consolidated financial statements continued
Dividends
Dividends are recognised on the date that the shareholder’s right to receive payment is established. In respect of interim dividends, this is generally the date when the dividend is paid.

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
First half dividend(A)	340	308	256
Second half dividend(B)	567	533	507
Total dividend on ordinary shares paid	907	841	763
A.Dividend of €0.74 per Share was paid in first half of 2024. Dividend of €0.67 per Share was paid in first half of 2023. Dividend of €0.56 per Share was paid in first half of 2022.
B.Dividend of €1.23 per Share was paid in second half of 2024. Dividend of €1.17 per Share was paid in second half of 2023. Dividend of €1.12 per Share was paid in second half of 2022.

Additionally, dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During 2024, an incremental dividend accrual of €4 million has been recognised (2023: €3 million; 2022: €3 million). During 2024, the Group paid €3 million
(2023: €2 million; 2022: €1 million) of dividends related to vested within the period restricted stock units and performance share units.
Non-controlling interests
As at 31 December 2024, 31 December 2023 and 31 December 2022, equity attributable to non-controlling interest was €496 million, nil and nil, respectively.
A non-controlling interest (NCI) of €468 million has been recognised in connection with Aboitiz Equity Ventures Inc. (AEV) 40% ownership of CCEP Aboitiz Beverages Philippines, Inc. (CABPI), the accounting acquirer of CCBPI (refer to Note 4 for further details). The Group measured the non-controlling interest in CABPI based on their proportionate share of net assets. The Group recognises changes in NCI based upon post-acquisition results of the year and movements in reserves.
CABPI is the only subsidiary of the Group which has a material non-controlling interest.
The following table summarises the financial information in relation to CABPI, prior to intragroup eliminations:

CABPI	Year ended 31 December
2024
€ million
NCI percentage	40%
Non-current assets	2,007
Current assets	464
Non-current liabilities	(621)
Current liabilities	(614)
Net assets	1,236
Net assets attributable to non-controlling interest	494
Revenue	1,652
Profit after taxes	64
Other comprehensive income	1
Comprehensive income for the period	65
Comprehensive income attributable to non-controlling interest	26
Net cash flows from operating activities	204
Net cash flows used in investing activities	(1,694)
Net cash flows from financing activities (dividends to NCI: nil)	1,521
Net increase in cash and cash equivalents	31

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	218

Notes to the consolidated financial statements continued
Note 19
Total operating costs
The following tables summarise the significant cost items by nature within operating costs for the years presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Transportation costs(A)	1,023	958	851
Employee benefits	1,189	1,116	1,110
Depreciation of property, plant and equipment, excluding restructuring	252	236	246
Amortisation of intangible assets	1	6	7
Restructuring charges, including accelerated depreciation(B)	2	—	1
Impairment losses(C)	6	—	—
Other selling and distribution expenses	872	862	769
Total selling and distribution expenses	3,345	3,178	2,984
Transportation costs(A)	4	3	16
Employee benefits	615	608	544
Depreciation of property, plant and equipment, excluding restructuring	86	93	99
Amortisation of intangible assets	179	130	94
Acquisition-related costs(D)	14	12	3
Restructuring charges, including accelerated depreciation(B)	252	85	143
Impairment losses(C)	129	—	—
Other administrative expenses	455	379	351
Total administrative expenses	1,734	1,310	1,250
Total operating expenses	5,079	4,488	4,234
A.Transportation costs include warehousing and delivery costs to the final customer destination. They exclude depreciation and amortisation.
B.See restructuring costs table.
C.Expenses recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
D.Costs associated with the acquisition and integration of CCBPI.

	Year ended 31 December
	2024	2023	2022
Restructuring costs	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 24)	219	78	115
Amount of provision unused (Note 24)	(9)	(10)	(8)
Accelerated depreciation and non-cash costs	29	11	44
Other cash costs(A)	25	15	12
Total restructuring costs	264	94	163
Restructuring costs by function:
Cost of sales	10	9	19
Selling and distribution expenses	2	—	1
Administrative expenses	252	85	143
A.Other cash costs primarily relate to professional fees, which include consultancy costs, legal fees and other costs directly associated with restructuring.
Restructuring costs charged in arriving at operating profit for the years presented, include restructuring costs arising under the following programmes and initiatives.
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focuses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.
During 2024, as part of this efficiency programme, the Group announced restructuring proposals resulting in €264 million of recognised costs primarily related to expected severance payments. The most notable announcement took place on 1 October 2024 relating to restructuring initiatives implemented in Germany, more specifically, the closure of a production facility in Cologne, as well as planned changes and optimisations in the logistical network resulting in the closure of several logistical sites. These initiatives attributed a total restructuring expense of €108 million, mainly comprised of expected severance payments. The rest of the restructuring spend is attributable to various initiatives implemented across different markets aiming to enhance efficiency and productivity.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	219

Notes to the consolidated financial statements continued
Staff costs
Staff costs included within the income statement were as follows:

	Year ended 31 December
	2024	2023	2022
Employee costs	€ million	€ million	€ million
Wages and salaries	1,993	1,841	1,769
Social security costs	367	339	316
Pension and other employee benefits	264	253	233
Total employee costs	2,624	2,433	2,318
Directors’ remuneration information is disclosed in the Directors’ remuneration report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2024	2023	2022
	No. in thousands	No. in thousands	No. in thousands
Commercial	13.0	11.6	12.5
Supply chain	23.9	17.1	16.6
Support functions	4.4	4.1	4.0
Total average staff employed	41.3	32.8	33.1
The increase in the average staff employed in 2024 was primarily attributable to the Acquisition.
Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	Year ended 31 December
	2024	2023	2022
	€ thousand	€ thousand	€ thousand
Audit of Parent Company and consolidated financial statements (A)	4,672	3,759	3,136
Audit of the Company’s subsidiaries	7,151	6,269	6,248
Total audit	11,823	10,028	9,384
Audit-related assurance services(B)	1,067	1,019	1,002
Other assurance services(C)	1,540	717	213
Total audit and audit-related assurance services	14,430	11,764	10,599
All other services	4	36	47
Total non-audit or non-audit-related assurance services	4	36	47
Total audit and all other fees	14,434	11,800	10,646
A.The year on year increase in the audit fee is primarily attributed to the Acquisition.
B.Includes professional fees for interim reviews, reporting on internal financial controls and issuance of comfort letters for debt issuances.
C.The year on year increase is primarily attributed to the procedures performed on the sustainability statement in 2024.
Note 20
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	220

Notes to the consolidated financial statements continued
The following table summarises net finance costs for the years presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Interest income(A)	85	65	67
Interest expense on external debt(A)	(242)	(162)	(162)
Other finance costs(B)	(30)	(23)	(19)
Total finance costs, net	(187)	(120)	(114)
A.Includes interest income and expense amounts, as applicable, on cross currency swaps and interest rate swaps. Cross currency swaps and interest rate swaps income totalled €45 million, €47 million and €50 million in 2024, 2023 and 2022, respectively. Cross currency swaps and interest rate swaps expense totalled €77 million, €67 million and €31 million in 2024, 2023 and 2022, respectively. Refer to Note 14 for further details.
B.Other finance costs principally include amortisation of the discount on external debt and interest on leases.
Note 21
Related party transactions
For the purpose of these consolidated financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with entities with significant influence over the Group
Transactions with TCCC
TCCC has significant influence over the Group, as defined by IAS 24 “Related Party Disclosures”. As at 31 December 2024, 19.08% of the total outstanding Shares of the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. The Group’s agreements with TCCC in each territory are for an initial term of 10 years and may be renewed for successive terms of 10 years. Additionally, two of the Group’s 17 Directors are nominated by TCCC.
The Group and TCCC engage in a variety of marketing programmes to promote the sale of TCCC products in territories in which the Group operates. The Group and TCCC operate under an incidence based concentrate pricing model and funding programme across most territories, the terms of which are tied to the bottling agreements. In certain APS territories, the Group operates under a fixed price model with marketing rebates and support.
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
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Amounts affecting revenue(A)	149	140	117
Amounts affecting cost of sales(B)	(4,427)	(3,964)	(3,805)
Amounts affecting operating expenses(C)	4	25	19
Amounts affecting finance costs, net(D)	2	4	—
Total net amount affecting the consolidated income statement	(4,272)	(3,795)	(3,669)
A.Amounts principally relate to fountain syrup and packaged product sales.
B.Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
C.Amounts principally relate to certain costs associated with new product development initiatives and reimbursement of certain marketing expenses.
D.Amounts relate to bank fees recharges for bank guarantees.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	221

Notes to the consolidated financial statements continued
The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Amounts due from TCCC	76	101
Amounts payable to TCCC	320	229

Acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI)
On 23 February 2024, the joint acquisition of CCBPI was successfully consummated for a total consideration of US$1.68 billion (€1.54 billion), all of which was settled in cash upon completion. The Group’s share of the total consideration was US$1.0 billion (€930 million), commensurate with the effective 60:40 ownership structure of CCBPI. The transaction has been accounted for under IFRS 3 “Business Combinations”, using the acquisition method of accounting. Refer to Note 4 for further detail on the acquisition of CCBPI.
Refer to Note 24 for details regarding commitments made to TCCC.
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. Receivables from TCCC are considered to be fully recoverable.
Transactions with Cobega companies
Cobega, S.A. (Cobega) has significant influence over the Group, as defined by IAS 24 “Related Party Disclosures”. As at 31 December 2024, 20.71% of the total outstanding Shares of the Group were indirectly owned by Cobega through its ownership interest in Olive Partners, S.A. Additionally, five of the Group’s
17 Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.
The principal transactions with Cobega are for the purchase of packaging materials and maintenance services for vending machines. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Amounts affecting revenue(A)	1	1	2
Amounts affecting cost of sales(B)	(67)	(69)	(76)
Amounts affecting operating expenses(C)	(12)	(18)	(17)
Total net amount affecting the consolidated income statement	(78)	(86)	(91)
A.Amounts principally relate to packaged product sales.
B.Amounts principally relate to the purchase of packaging materials and concentrate.
C.Amounts principally relate to maintenance and repair services and transportation.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2024	2023
	€ million	€ million
Amounts due from Cobega	7	16
Amounts payable to Cobega	32	22
In December 2024, the Group purchased from Cobega property located in Bilbao, Spain, for a total consideration of €15 million, inclusive of relevant taxes.
Terms and conditions of transactions with Cobega
Outstanding balances on transactions with Cobega are unsecured, interest free and generally settled in cash. Receivables from Cobega are considered to be fully recoverable.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	222

Notes to the consolidated financial statements continued
Other related parties
Transactions with associates, joint ventures and other related parties
Joint venture investments relate to interests in a service provider supporting the operation of container refund schemes in certain Australian states, a PET recycling plant in Indonesia and a manufacturer of alcoholic beverages (divested during the first half of 2022).
Associate investments relate to interests in deposit scheme coordinators and a holding company of container deposit schemes in certain Australian states and territories. Associate investments also include the Group’s equity interests in early stage development companies as part of CCEP Ventures. As a result of the Acquisition, the Group obtained an associate investment in a recycling facility in the Philippines.
Other related parties include coordinators of container deposit schemes in certain Australian states over which significant influence is held.
Following the Acquisition, there are two post-employment benefit plan entities (Coca-Cola Bottlers Philippines, Inc. Retirement Plan and Coca-Cola Bottlers Business Service, Inc. Retirement Plan) that are considered related parties to the Group. During 2024, the Group made contributions to the retirement plans amounting to €14 million.
The following table summarises the transactions with associates, joint ventures and other related parties:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Net amounts affecting consolidated income statement – associates(A)	(66)	(68)	(73)
Net amounts affecting consolidated income statement – joint ventures(A),(B)	(56)	(28)	(9)
Net amounts affecting consolidated income statement – other related parties(A)	(86)	(85)	(85)
Total net amount affecting the consolidated income statement	(208)	(181)	(167)
A.Amounts relate to container deposit scheme charges.
B.Amounts relate to the purchase of certain raw materials.

The following table summarises the balances with associates, joint ventures and other related parties:

	Year ended 31 December
	2024	2023
	€ million	€ million
Amounts due from associates	6	6
Amounts payable to associates	2	2
Amounts payable to joint ventures	9	7
Amounts payable to other related parties	10	10
Terms and conditions of transactions with associates, joint ventures and other related parties
Outstanding balances on transactions are unsecured, interest free and generally settled in cash. Receivables are considered to be fully recoverable.
Refer to Note 30 for a listing of associates, joint ventures and other related parties.
Transactions with key management personnel
Key management personnel are the members of the Board of Directors and the members of the Executive Leadership Team. The following table summarises the total remuneration paid or accrued during the reporting period related to key management personnel:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	33	31	30
Share-based payments	9	20	15
Termination benefits	7	—	—
Total	49	51	45
A.Short-term employee benefits include wages, salaries and social security contributions, paid annual leave and paid sick leave, paid bonuses and non-monetary benefits.
The Group did not have any loans with key management personnel and was not party to any other transactions with key management personnel during the periods presented.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	223

Notes to the consolidated financial statements continued
Note 22
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	224

Notes to the consolidated financial statements continued
2024, 2023 and 2022 results
The following table summarises the major components of income tax expense for the periods presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Current tax:
Current tax charge	596	555	460
Adjustment in respect of current tax from prior periods	(38)	(10)	(37)
Total current tax	558	545	423
Deferred tax:
Relating to the origination and reversal of temporary differences	(71)	11	35
Adjustment in respect of deferred income tax from prior periods	2	(22)	(22)
Relating to changes in tax rates or the imposition of new taxes	3	—	—
Total deferred tax	(66)	(11)	13
Income tax charge per the consolidated income statement	492	534	436
The following table summarises the taxes on items recognised in other comprehensive income and directly within equity for the periods presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Taxes charged/(credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges and other reserves	—	11	(20)
Deferred tax on net gain/loss on pension plan remeasurements	16	(43)	(11)
Current tax on net gain/loss on pension plan remeasurements	—	8	—
Total taxes charged/(credited) to OCI	16	(24)	(31)
Taxes charged/(credited) to equity:
Deferred tax charge/(credit): cash flow hedges	(7)	(31)	—
Deferred tax charge/(credit): share-based compensation	—	(1)	(2)
Current tax charge/(credit): share-based compensation	—	—	(8)
Total taxes charged/(credited) to equity	(7)	(32)	(10)
The effective tax rate was 25.4%, 24.2% and 22.3% for the years ended 31 December 2024, 31 December 2023 and 31 December 2022, respectively.
The Parent Company of the Group is a UK company.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	225

Notes to the consolidated financial statements continued
Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	Year ended 31 December
	2024	2023	2022
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	1,936	2,203	1,957

Tax expense at the UK statutory rate	484	518	371
Taxation of foreign operations, net(A)	28	43	115
Non-deductible expense items for tax purposes	16	15	2
Rate and law change impact, net(B)	3	—	—
Deferred taxes not recognised	(3)	(10)	7
Adjustment in respect of prior periods(C)	(36)	(32)	(59)
Total provision for income taxes	492	534	436
A.This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 25% (2023: 23.5%; 2022: 19%).
B.In 2024, New Zealand enacted a law change that removed tax depreciation from commercial properties from 1 April 2024. The Group recognised a deferred tax expense of €3 million to reflect the impact of this change.
C.The prior year adjustment is principally due to the reassessment of our uncertain tax positions and release of tax reserves that are no longer required due to expiration of statute of limitations.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	226

Notes to the consolidated financial statements continued
Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the periods presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2022	3,254	236	17	(11)	(23)	(12)	31	3,492
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(14)	2	11	—	(15)	(12)	17	(11)
Amounts charged/(credited) directly to OCI	—	—	11	—	(43)	—	—	(32)
Amount charged/(credited) to equity	—	—	(31)	—	(1)	—	—	(32)
Balance sheet reclassifications	—	10	—	—	—	—	(10)	—
Effect of movements in foreign exchange	(49)	—	—	—	2	—	7	(40)
As at 31 December 2023	3,191	248	8	(11)	(80)	(24)	45	3,377
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(27)	(25)	1	(9)	4	—	(13)	(69)
Effect of tax rate changes on income statement	—	3	—	—	—	—	—	3
Amounts charged/(credited) directly to OCI	—	—	—	—	16	—	—	16
Amount charged/(credited) to equity	—	—	(7)	—	—	—	—	(7)
Acquired through business combinations	116	143	(69)	—	(10)	—	(10)	170
Balance sheet reclassifications	8	3	(1)	—	—	—	(10)	—
Effect of movements in foreign exchange	(10)	1	(1)	—	—	—	(6)	(16)
As at 31 December 2024	3,278	373	(69)	(20)	(70)	(24)	6	3,474
Analysed as follows:
						As at 31 December 2023		As at 31 December 2024
Deferred tax asset						(1)		(24)
Deferred tax liability						3,378		3,498

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	227

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
The gross and tax effected amounts including expiry dates, where applicable, of unrecognised losses, tax credits and deductible temporary differences available for carry forward are as follows:

	Year ended 31 December
	2024		2023		2022
	€ million		€ million		€ million
	Gross amount	Tax effected	Gross amount	Tax effected	Gross amount	Tax effected
Tax losses expiring:
Within 10 years	4	1	—	—	—	—
Beyond 10 years	3	1	3	1	3	1
No time limit	1,261	253	1,391	264	1,657	288
	1,268	255	1,394	265	1,660	289
Tax credits expiring:
Within 10 years	60	60	57	57	58	58
Beyond 10 years	33	33	35	35	43	43
	93	93	92	92	101	101
Deductible temporary differences
No time limit	12	3	17	4	79	20
	12	3	17	4	79	20
Total	1,373	351	1,503	361	1,840	410
As at 31 December 2024, no deferred tax liability has been recognised in respect of €271 million (2023: €244 million) of unremitted earnings in subsidiaries, associates and joint ventures.
Tax provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk. As at 31 December 2024, €267 million (31 December 2023: €175 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
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
Global minimum top up tax
On 12 May 2023, the International Accounting Standards Board (IASB) issued International Tax Reform – Pillar Two Model Rules – Amendments to
IAS 12 (“the Amendments”). The Amendments introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the OECD’s Pillar Two Model Rules.
Pillar Two legislation was enacted in the UK on 11 July 2023, under Finance (No 2) Act 2023, and was effective from 1 January 2024.
The Group has applied the exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top up tax in preparing its consolidated financial statements as at 31 December 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	228

Notes to the consolidated financial statements continued
The Group is in scope of the Pillar Two tax legislation and is subject to top up tax in relation to its operations in a few countries. No material liability has been recognised in the consolidated financial statements.
Note 23
Share-based payment plans
The Group has an established Share options plan and a Long-Term Incentive Plan (LTIP) for certain executive and management level employees that provide for granting restricted stock units, some with performance and/or market conditions. These awards are designed to align the interests of executives and management with the interests of shareholders.
During 2022, the Group launched a global Employee Share Purchase Plan (ESPP), which gives employees the opportunity to purchase CCEP Shares on a regular basis and become a shareholder, promoting an ownership culture. Under the ESPP, participating employees are granted matching Shares when certain vesting and non-vesting conditions are met.
The Group recognises compensation expense equal to the grant date fair value for all share-based payment awards that are expected to vest. Expense is generally recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award.
During the years ended 31 December 2024, 31 December 2023 and 31 December 2022, compensation expense related to our share-based payment plans totalled €45 million, €57 million and €33 million, respectively. The expense arising from equity-settled share-based payment transactions was €42 million for the year ended 31 December 2024 (2023: €54 million; 2022: €33 million).
Share options
Share options: (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant, (2) generally vest in three annual tranches over a period of 36 months, and (3) expire 10 years from the date of grant. Generally, when options are exercised, new Shares will be issued rather than issuing treasury Shares, if available. No options were granted during the years ended 31 December 2024, 31 December 2023 and 31 December 2022. All options outstanding as at 31 December 2024, 31 December 2023 and 31 December 2022 were valued and had exercise prices in US dollars.
The following table summarises our share option activity for the periods presented:

	2024		2023		2022
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	920	37.42	2,272	35.30	2,758	34.19
Granted	—	—	—	—	—	—
Exercised	(895)	37.39	(1,352)	33.86	(484)	29.00
Forfeited, expired or cancelled	(1)	—	—	—	(2)	23.21
Outstanding at end of year	24	39.00	920	37.42	2,272	35.30
Options exercisable at end of year	24	39.00	920	37.42	2,272	35.30
The weighted average Share price during the years ended 31 December 2024, 31 December 2023 and 31 December 2022 was US$73.60, US$60.96 and US$51.21, respectively.
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2024		2023		2022
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
25.01 to 40.00	24	0.85	920	1.60	2,272	2.20
Total	24	0.85	920	1.60	2,272	2.20

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	229

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
There were 0.2 million, 0.1 million and 0.1 million unvested RSUs outstanding with a weighted average grant date fair value of US$59.31, US$50.67 and US$42.74 as at 31 December 2024, 31 December 2023 and 31 December 2022, respectively.
PSU awards entitle the participant to the same benefits as RSUs. They generally vest subject to continued employment for a period of 36 months and the attainment of certain performance targets. There were 1.1 million, 2.1 million and 1.8 million of unvested PSUs, with weighted average grant date fair values of US$54.19, US$48.95 and US$41.65 outstanding as at 31 December 2024, 31 December 2023 and 31 December 2022, respectively.
The PSUs granted in 2024, 2023 and 2022 are subject to performance conditions of absolute EPS and ROIC, each with a 42.5% weighting, and to a sustainability metric, focused on the reduction of greenhouse gas emissions (CO2e) across our entire value chain with a 15% weighting.
Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted stock units and performance share units	2024	2023
Grant date fair value – service conditions (US$)	67.60	59.21
Grant date fair value – service and performance conditions (US$)	67.77	59.23
Employee Share Purchase Plan
Through the ESPP, employees are able to contribute on a regular basis up to a maximum amount deducted from their salary for the purpose of purchasing CCEP Shares. Every quarter, for each purchased Share, CCEP awards participating employees matching Shares at the same time. Participating employees become owners of the matching Shares 12 months after the award, as long as they remain in employment and do not sell the related purchased Shares during this period. Participants have all the rights of a shareholder in respect of their purchased Shares and matching Shares (once they are fully owned by the employees), including dividend rights and voting rights. During the years ended 31 December 2024, 31 December 2023 and 31 December 2022 the Group recognised a compensation expense related to the ESPP of €17 million, €14 million and €3 million, respectively.
Note 24
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	230

Notes to the consolidated financial statements continued
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2022	137	24	9	170
Charged/(credited) to profit or loss:
Additional provisions recognised	78	1	24	103
Unused amounts reversed	(10)	(9)	(1)	(20)
Utilised during the period	(89)	(1)	(4)	(94)
Translation	—	—	—	—
As at 31 December 2023	116	15	28	159
Acquisition of CCBPI	3	—	55	58
Charged/(credited) to profit or loss:
Additional provisions recognised	219	1	10	230
Unused amounts reversed	(9)	—	(1)	(10)
Utilised during the period	(80)	—	(8)	(88)
Translation	1	—	—	1
As at 31 December 2024	250	16	84	350
Non-current	59	16	29	104
Current	191	—	55	246
As at 31 December 2024	250	16	84	350
A.Other provisions primarily relate to property tax assessment provisions and legal reserves, and are not considered material to the consolidated financial statements.
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
Refer to Note 19 for further details regarding our restructuring programmes.
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
The period over which the decommissioning liabilities on leased buildings and cold drink equipment will be settled ranges from 1 to 26 years and 2 to 9 years, respectively.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	231

Notes to the consolidated financial statements continued
Guarantees
In connection with ongoing litigation and tax matters in certain territories, guarantees of approximately €850 million have been issued (2023: €1,127 million). The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation. In addition, we have approximately €42 million of guarantees issued to third parties through the normal course of business
(2023: €37 million). The guarantees have various terms and the amounts represent the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.
Commitments
Commitments beyond 31 December 2024 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.5 billion as at 31 December 2024. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria.
During the year ended 31 December 2024, the Group made a commitment to TCCC to invest €167 million with Microsoft for Azure cloud migration services over a six years term. A further €25 million has been committed to Infosys, who will act as a supporting partner. In addition, the Group committed to €113 million of third party warehouse logistics investment in GB. A total of approximately
€50 million related to these commitments was paid during the year ended
31 December 2024. No material commitments were assumed as part of the Acquisition.
In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €195 million as at 31 December 2024.
The Group also has other purchase orders raised in the ordinary course of business, which are settled in a reasonably short period of time.
Lease agreements
As at 31 December 2024, the Group had committed to a number of lease agreements that have not yet commenced. The minimum lease payments for these lease agreements totalled €55 million.
Note 25
Other income
Other income for the year ended 31 December 2024 totalled nil (31 December 2023: €107 million; 31 December 2022: €96 million).
The balance for the year ended 31 December 2023 was primarily attributable to the following activities.
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
Note 26
Other current assets and assets held for sale
Other current assets
The following table summarises the Group’s other current assets as at the dates presented:

	Year ended 31 December
	2024	2023
Other current assets	€ million	€ million
Prepayments	202	130
VAT receivables	44	40
Miscellaneous receivables	212	181
Total other current assets	458	351
VAT receivables
In 2014, a dispute arose between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region) as to the responsibility for refunding VAT to CCEP. Pertaining to the VAT assessment for years 2013 to 2016, the Group recognised a VAT receivable of €214 million within other non-current assets, for the year ended 31 December 2021. During 2022, the Group received €252 million

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	232

Notes to the consolidated financial statements continued
inclusive of interest, from the regional tax authorities of Bizkaia following the Arbitration Board ruling and recognised an additional VAT receivable of €25 million from the Basque Region within other current assets, and a VAT payable of €57 million to the Spanish tax authorities within trade and other payables, both inclusive of interest. As at 31 December 2024, the VAT receivable balance of €25 million remains unchanged, while the VAT payable balance increased to €61 million resulting from interests (as at 31 December 2023: €59 million).
The classification of both balances remains unchanged.
Related to the same dispute between the Spanish tax authorities and the regional tax authorities of Bizkaia (Basque Region), on 8 February 2023 the Group received a proposed VAT assessment for years 2017 to 2019, approximating €250 million, inclusive of interest. There was no VAT receivable outstanding for periods 2017 onwards. We believe that the Group will continue to be held neutral in respect of the VAT dispute.
Assets held for sale
Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they would be recovered through sale rather than continuous use. In order for a sale to be considered highly probable, all of the following criteria need to be met: management is committed to a plan to sell the assets, an active programme to locate a buyer and complete the plan has been initiated, the assets are actively marketed at a reasonable price, and the sale is expected to be completed within one year from the date of classification.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less cost to sell.
Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity accounted investee is no longer equity accounted.
Assets classified as held for sale as at 31 December 2024 and 31 December 2023 totalled €46 million and €22 million, respectively. These assets primarily consist of properties expected to be sold in the near future.

Note 27
Other non-current assets
The following table summarises the Group’s other non-current assets as at the dates presented:

	Year ended 31 December
	2024	2023
Other non-current assets	€ million	€ million
Retirement benefit surplus (Note 17)	176	134
Investments	54	39
Other	167	122
Total other non-current assets	397	295
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
Financial assets at fair value through other comprehensive income relate to equity investments. These investments are not held for trading purposes, therefore the Group has opted to recognise fair value movements through other comprehensive income. There have been no significant changes in fair value of these investments during the period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	233

Notes to the consolidated financial statements continued
The following table summarises the Group’s carrying value of investments as at the dates presented:

	Year ended 31 December
	2024	2023
Investments	€ million	€ million
Investments accounted using equity method	40	35
Financial assets at fair value through other comprehensive income(A)	14	4
Total investments	54	39
A.Investments amounting to approximately €10 million were acquired in 2024, €4 million of which were obtained as part of the Acquisition.
Note 28
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
Market risk
Market risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices and includes interest rate risk, currency exchange risk and other price risk such as commodity price risk. Market risk affects outstanding borrowings, as well as derivative financial instruments.
Interest rates
The Group is subject to interest rate risk for its outstanding borrowings.
To manage interest rate risk, the Group maintains a significant proportion of its borrowings at fixed rates. Approximately 90% and 89% of the Group’s interest bearing borrowings were comprised of fixed rate borrowings at 31 December 2024 and 31 December 2023, respectively. The Group also modifies its interest rate exposure through the use of interest rate swaps. As at 31 December 2024 and 31 December 2023, the notional value of the Group’s interest rate swaps was €1,060 million and €1,123 million, respectively.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended 31 December 2024, 31 December 2023 and 31 December 2022, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €8 million, €9 million and €9 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt.
Currency exchange risk
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
The Group is also exposed to the risk of changes in currency exchange rates between US dollar and euro relating to its US dollar denominated borrowings. This risk is managed by entering into cross currency swaps upon issuance thereby mitigating the foreign currency exchange risk in its entirety.
The Group’s main foreign currency exchange rate exposure relates to the change in value of the euro and US dollar against other currencies. The following tables demonstrate the sensitivity to a reasonably possible change in the euro and US dollar exchange rates, with all other variables held constant. The impact on the Group’s profit before taxes is due to the changes in the fair value of the monetary assets and liabilities denominated in currencies other than the functional currencies in which they are measured. The impact on the Group’s pre-tax equity is due to changes in the fair value of foreign currency contracts designated as cash flow hedges. The Group’s exposure to foreign currency changes for all other currencies is not material.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	234

Notes to the consolidated financial statements continued

	Year ended 31 December
Profit before taxes impact of non-functional foreign currency exchange exposure	2024	2023	2022
	€ million	€ million	€ million
10% appreciation in the Euro	(9)	(8)	(8)
10% depreciation in the Euro	9	8	8
10% appreciation in the US dollar	(8)	2	(1)
10% depreciation in the US dollar	8	(2)	1

	Year ended 31 December
Pre-tax equity impact of non-functional foreign currency exchange exposure	2024	2023	2022
	€ million	€ million	€ million
10% appreciation in the Euro	(33)	(6)	(29)
10% depreciation in the Euro	33	6	29
10% appreciation in the US dollar	108	79	114
10% depreciation in the US dollar	(108)	(79)	(114)
Commodity price risk
The competitive marketplace in which the Group operates may limit its ability to recover increased costs through higher prices. As such, the Group is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminium, PET (plastic, including recycled PET, LDPE), natural gas, power, ethylene, sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Group to establish the purchase price for certain commodities. Certain suppliers restrict the Group’s ability to hedge prices through supplier agreements. As a result, commodity hedging programmes are entered into and generally designated as hedging instruments. Refer to Note 14 for more information. Typically, up to 80% of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties.
The following table demonstrates the sensitivity to reasonably possible changes in commodity prices at the reporting date, with all other variables held constant. The impact on the Group’s pre-tax equity is due to changes in the fair value of commodity hedges designated as cash flow hedges. The impact on the Group’s profit before taxes is immaterial as the vast majority of commodity derivatives are designated as hedging instruments in cash flow hedges.

As at 31 December 2024, there were €33 million (31 December 2023: nil) of outstanding non-designated commodity hedges (refer to Note 14 for further details).

	Year ended 31 December
	2024	2023	2022
Commodity price risk	€ million	€ million	€ million
10% increase in commodity prices equity gain	166	144	140
10% decrease in commodity prices equity loss	(166)	(144)	(140)
Credit risk
The Group is exposed to counterparty credit risk on all of its derivative financial instruments. Strict counterparty credit guidelines are maintained and only financial institutions that are investment grade or better are acceptable counterparties. Counterparty credit risk is continuously monitored and numerous counterparties are used to minimise exposure to potential defaults. Where required, collateral is paid between the counterparties to minimise counterparty risk. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. Included in trade and other payables is €18 million (2023: €20 million) related to collateral received from counterparties.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	235

Notes to the consolidated financial statements continued
Liquidity risk
Liquidity risk is actively managed to ensure that the Group has sufficient funds to satisfy its commitments. The Group’s sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt and equity securities, and bank borrowings. The Group believes its operating cash flows, cash on hand and available short- and long-term capital resources are sufficient to fund its working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to its shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. Based on information currently available, the Group does not believe it is at significant risk of default by its counterparties.
The Group has amounts available for borrowing under a €1.80 billion multi currency credit facility (2023: €1.80 billion) with a syndicate of 12 banks.
This credit facility matures in 2030 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2024, the Group had no amounts drawn under this credit facility.
The Group operates a sustainability-linked supply chain finance programme.
The facility is provided by a third party bank and helps our suppliers get paid earlier than under contractual credit terms. Supplier balances under supply chain finance facilities are disclosed in Note 16.
The following table analyses the Group’s non-derivative financial liabilities and net settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2024
Trade and other payables	5,319	5,319	—	—	—
Amounts payable to related parties	373	373	—	—	—
Borrowings	11,886	1,376	2,332	2,916	5,262
Derivatives	206	45	58	15	88
Lease liabilities	787	172	269	142	204
Total financial liabilities	18,571	7,285	2,659	3,073	5,554
31 December 2023
Trade and other payables	4,875	4,875	—	—	—
Amounts payable to related parties	270	270	—	—	—
Borrowings	11,803	1,322	2,325	2,681	5,475
Derivatives	268	99	42	39	88
Lease liabilities	774	159	237	141	237
Total financial liabilities	17,990	6,725	2,604	2,861	5,800

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	236

Notes to the consolidated financial statements continued
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
Refer to Note 13 for the presentation of fair values for each class of financial assets and financial liabilities and Note 14 for an outline of how the Group utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations.
Refer to the Strategic Report included within this Annual Report for disclosure of strategic, commercial and operational risk relevant to the Group.

Note 29
Significant events after the reporting period
On 14 February 2025, the Group announced its intention to commence a share buyback programme of up to €1 billion, to be completed over a 12 month period. The initial tranche of the programme has commenced and is currently being executed within the authority granted by the Annual General Meeting of Shareholders (AGM) on 22 May 2024. Subject to requisite approvals being granted, it will continue to operate under the authority granted by future general meetings. All shares repurchased under the programme will be cancelled.
The share buyback programme may be suspended, modified, or discontinued at any time, subject to compliance with applicable laws and regulations.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	237

Notes to the consolidated financial statements continued
Note 30
Group companies
In accordance with section 409 of the Companies Act 2006, a full list of the Group’s subsidiaries, partnerships, associates, joint ventures and other undertakings as at 31 December 2024 is disclosed below, along with the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by CCEP.

Name	Country of incorporation	% equity interest	Registered address
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aguas De Cospeito, S.L.U.	Spain	100%	Crta. Pino km. 1 - 2, 27377, Cospeito (Lugo), Spain
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria, Burgos, Spain
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km, 3-35250, ingenio (Gran Canaria), Spain
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aitonomi AG	Switzerland	15%	Bruderhausstrasse 10, CH-6372 Ennetmoos, Switzerland
Amalgamated Beverages Great Britain Limited	United Kingdom	100%(D)(I)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Apand Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Associated Products & Distribution Proprietary	Australia	100%(O)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda. Alcalde Alfonso Molina, S/N-15007, (A Coruna), Spain
Beganet, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950, Esplugues de Llobregat, Spain
Beverage Bottlers (NQ) Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Beverage Bottlers (QLD) Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105, Reykjavík, Iceland
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
BNI B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
BNII Inc.	Philippines	100%(G)	V&A Law Center, 11th Ave Cor 39th St., Bonifacio Global City, Fort Bonifacio, 1634 Taguig City NCR, Fourth District, Philippines
BNI (Finance) B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Bottling Holding France SAS	France	100%	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Bottling Holdings Europe Limited	United Kingdom	100%(B)(E)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Brewhouse Investments Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
C - C Bottlers Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	238

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Can Recycling (S.A.) Pty. Ltd.	Australia	100%(B)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245, Berlin, Germany
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%(I)	Stralauer Allee 4, 10245, Berlin, Germany
CC Iberian Partners Gestion S.L.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstrasse 20, 06126, Halle (Saale), Germany
CCA Bayswater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Aboitiz Beverages Philippines, Inc.	Philippines	60%	NAC Tower, 32nd Street, Bonifacio Global City, Taguig City, 1634, Philippines
CCEP Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Finance (Australia) Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Finance (Ireland) Designated Activity Company	Ireland	100%	3 Dublin Landings, North Wall Quay, Dublin, D01 C4E0, Ireland
CCEP Group Services Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (APS) Limited	United Kingdom	100%(A)(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (Australia) Pty Ltd	Australia	100%(A)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87, Haninge, Sweden
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Scottish Limited Partnership	United Kingdom	100%(P)	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ, United Kingdom
CCEP Ventures Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Circular Economy Systems Pty Ltd	Australia	50%	Maddocks, Angel Place, Level 27, 123 Pitt Street, Sydney NSW 2000, Australia
Circular Plastics Australia (PET) Holdings Pty Ltd	Australia	16.67%	Building 3, 658 Church Street, Cremorne VIC 3121, Australia
Classic Brand (Europe) Designated Activity Company	Ireland	100%	Charlotte House, Charlemont Street, Saint Kevin's, Dublin, D02 NV26
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950, Esplugues de Llobregat, Spain
Coca-Cola Beverages Philippines, Inc.	Philippines	60%(R)	28th Floor, Six/NEO Building, 5th Avenue corner 26th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Coca-Cola Bottlers Business Service Inc. Retirement Plan	Philippines	—%(Q)	2nd Floor, Annex Building, 10 Obrero Street, Bagumbayan, Quezon City, 1103, Philippines
Coca-Cola Bottlers Philippines, Inc. Retirement plan	Philippines	—%(Q)	20th Floor, San Miguel Properties Centre 7, St. Francis Street, Ortigas Center, Mandaluyong City, Philippines
Coca-Cola Europacific Partners (CDE Aust) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Fiji) Pte Limited	Fiji	100%	Lot 1, Ratu Dovi Road, Laucala Beach Estate, NASINU, Fiji

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	239

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Europacific Partners (Holdings) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Initial LP) Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners (Scotland) Limited	United Kingdom	100%	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ, United Kingdom
Coca-Cola Europacific Partners API Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Australia Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Belgium SRL/BV	Belgium	100%	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245, Berlin, Germany
Coca-Cola Europacific Partners France SAS	France	100%(G)	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Coca-Cola Europacific Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings NZ Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Holdings US, Inc.	United States	100%(A)(D)	Corporation Trust Center, 1209 Orange Street, Wilmington DE, USA
Coca-Cola Europacific Partners Iberia, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Coca-Cola Europacific Partners Investments (Singapore) Pte. Ltd.	Singapore	100%	80 Robinson Road, #02-00, 068898, Singapore
Coca-Cola Europacific Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110, Reykjavik, Iceland
Coca-Cola Europacific Partners Luxembourg sàrl	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Coca-Cola Europacific Partners Nederland B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Coca-Cola Europacific Partners New Zealand Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
Coca-Cola Europacific Partners Papua New Guinea Limited	Papua New Guinea	100%	Section 23, Allotment 14, Milfordhaven Road, LAE, Morobe Province, 411, Papua New Guinea
Coca-Cola Europacific Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners plc Employee Benefit Trust	Jersey (Channel Islands)	—%(S)	Computershare Trustees (Jersey) Limited, 13 Castle Street, St Helier, JE1 1ES, Jersey
Coca-Cola Europacific Partners Portugal Unipessoal LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal, Portugal
Coca-Cola Europacific Partners Services Bulgaria EOOD	Bulgaria	100%	2 Donka Ushlinova Street, Garitage Park, Office Building 4, floor 6, Sofia, 1766, Bulgaria
Coca-Cola Europacific Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Services SRL	Belgium	100%(N)	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Sverige AB	Sweden	100%	136 87, Haninge, Sweden
Coca-Cola Europacific Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware, USA
Coca-Cola Europacific Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware, USA
Coca-Cola Europacific Partners Vanuatu Limited	Vanuatu	100%	1st Floor, Govant Building, Kumul Highway, Port Vila, Vanuatu

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	240

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Foundation Philippines, Inc.	Philippines	30%	25th Floor Net Lima Building, 5th Avenue corner 26th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Coca-Cola Immobilier SCI	France	100%(G)	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Coca-Cola Production SAS	France	100%	Zone d' entreprises de Bergues, 59380, Commune de Socx, France
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18- 3ª (Granda) Siero - 33006, Oviedo, Spain
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, (Madrid), Spain
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta., Maria de Poblet, 3646930, Quart de Poblet, Spain
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57, Galdakao, 48960, Bizkaia, Spain
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Container Exchange (QLD) Limited	Australia	—%(L)	Level 17, 100 Creek Street, Brisbane QLD 4000, Australia
Cosmos Bottling Corporation	Philippines	60%	28th Floor, Six/NEO Building, 5th Avenue corner 26th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Crusta Fruit Juices Proprietary Limited	Australia	100%(J)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford 25, Manzana 19, Complejo Pq.Ind.Juan, CARLOS I, 46220, Picassent, Valencia, Spain
Endurvinnslan hf.	Iceland	20%	Knarravogur 4, 104 Reykjavik, Iceland
Exchange for Change (ACT) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Exchange for Change (NSW) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche, 21200, Dijon, France
Innovative Tap Solutions Inc.	United States	21.8%	300 Brookside Avenue, Ambler, PA 19002, USA
Ionech Limited	United Kingdom	15.3%	6th Floor, Manfield House, 1 Southampton Street, London, England, WC2R 0LR
Kollex GmbH	Germany	20%	Kottbusser Damm 25-26, 10967, Berlin, Germany
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain
Luzviminda Land Holdings, Inc.	Philippines	24%	28th Floor, Six/NEO Building, 5th Avenue corner 26th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnologico de Leganes, 28919, (Leganes), Spain
Mahija Parahita Nusantara Foundation	Indonesia	—%(L)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
Matila Nominees Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Bottled Water Co Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail SA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater (VIC) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	241

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Neverfail Springwater Co Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co. (QLD) Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail WA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Pacbev Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Paradise Beverages (Fiji) Pte Limited	Fiji	100%	122-164 Foster Road, Walu Bay, Suva, Fiji
PEÑA Umbria S.L.U.	Spain	100%	Av. Real Monasterio de Sta., Maria de Poblet, 3646930, Quart de Poblet, Spain
Perfect Fruit Company Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
PETValue Philippines Corporation	Philippines	18%	Wilkins Plant, CM Delos Reyes, Gateway Business Park, Brgy. Javalera, General Trias, Cavite, Philippines
Philippine Bottlers, Inc.	Philippines	60%	28th Floor, Six/NEO Building, 5th Avenue corner 26th Street, Bonifacio Global City, Taguig City, 1634, Philippines
PT Amandina Bumi Nusantara	Indonesia	50%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
PT Coca-Cola Bottling Indonesia	Indonesia	100%(C)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
PT Coca-Cola Distribution Indonesia	Indonesia	100%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
Purna Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Quenchy Crusta Sales Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Real Oz Water Supply Co (QLD) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309, La Rinconada, Sevilla, Spain
Refrige SGPS, Unipessoal, LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal, Portugal
Sale Proprietary Co 1 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 2 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 3 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 4 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 5 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 6 Pty Ltd	Australia	100%(D)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 7 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Samoa Breweries Limited (SBL)	Samoa	100%	Vaitele Industrial Zone, Vaitele Tai, Faleata Sisifo, Samoa
TasRecycle Limited	Australia	—%(M)	Level 9, 85 Macquarie Street, Hobart TAS 7000, Australia
VicReturn Limited	Australia	—%(M)	HWL Ebsworth Lawyers, Level 8, 447 Collins Street, Melbourne VIC 3000, Australia

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	242

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
WA Return Recycle Renew Ltd	Australia	—%(L)	Unit 2, 1 Centro Avenue, Subiaco WA 6008, Australia
WB Investment Ireland 2 Limited	Ireland	100%	3 Dublin Landings, North Wall Quay, Dublin, D01 C4E0, Ireland
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
WIH UK Limited	United Kingdom	100%(A)(I)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Wir Sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245, Berlin, Germany
A.100% equity interest directly held by Coca-Cola Europacific Partners plc.
B.Class A and B ordinary shares.
C.Series A, B, C and D shares.
D.Including preference shares issued to the Group.
E.2% equity interest directly held by Coca-Cola Europacific Partners plc (100% of A ordinary shares in issue).
F.10% equity interest directly held by Coca-Cola Europacific Partners plc.
G.Group shareholding of 99.99% or greater.
H.Class A and B shares. The Group holds 49% of Class B shares.
I.In liquidation.
J.Class A and F shares.
K.Includes ordinary shares and B Class shares.
L.Company limited by guarantee. CCEP is a member along with one other member.
M.Company limited by guarantee. CCEP is a member along with two other members.
N.Class A, B and C ordinary shares.
O.Includes redeemable preference shares and discretionary dividend shares issued to the Group.
P.Limited partnership.
Q.Registered defined benefit plan entity.
R.Name is changed to Coca-Cola Europacific Aboitiz Philippines, Inc. effective 13 January 2025.
S.Employee Benefit Trust established for the purpose of facilitating the acquisition and distribution of CCEP Shares for the benefit of satisfying the Group’s share-based payments obligations under its existing and future share-based compensation plans.
Note 31
Subsidiaries exempt from audit
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2024.

Name	Registration number
CCEP Holdings (Australia) Limited	12982568
WIH UK Limited	10140214
Amalgamated Beverages Great Britain Limited	01994995

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	255

Key performance data related to ESRS material topics ♦
The following metrics relate to our material topics as part of the sustainability statement on pages 23-58. See the full details on the methodology for the metrics related to ESRS material topics on page 260-272.

Climate (ESRS E1)	ESRS reference	Group			Europe		APS
		2024	2023	2019 baseline	2024	2019 baseline	2024	2019 baseline

Scope 1, 2 and 3 GHG emissions
Scope 1 GHG emissions (tonnes of CO2e)	E1-6 44a, 48a	357,043	362,494	426,017	186,774	229,578	170,269	196,439
Scope 2 GHG emissions — market based approach (tonnes of CO2e)	E1-6 44b, 49a	360,940	361,492	389,265	6,213	8,176	354,726	381,089
Scope 2 GHG emissions — location based approach (tonnes of CO2e)	E1-6 44b, 49b	540,652	514,895	550,847	127,072	169,844	413,580	381,003
Scope 3 GHG emissions (tonnes of CO2e)	E1-6 44c	6,636,384	6,766,069	7,691,794	3,256,428	3,966,012	3,379,956	3,725,782
Significant Scope 3 categories
Scope 3 — Category 1: purchased goods and services (tonnes of CO2e)	E1-6 51	4,702,593	4,751,153	5,011,286
Scope 3 — Category 4: upstream transport and distribution (tonnes of CO2e)	E1-6 51	544,808	559,951	591,889
Scope 3 — Category 13: downstream leased assets (tonnes of CO2e)	E1-6 51	965,968	1,038,612	1,661,755
Other Scope 3 categories (tonnes of CO2e)	E1-6 51	423,015	416,353	426,864
Total GHG emissions
Scope 1, 2 and 3 GHG emissions – Full value chain (tonnes of CO2e) (market based approach)	E1-6 44d, 52b	7,354,367	7,490,054	8,507,076	3,449,415	4,203,766	3,904,952	4,303,311
Scope 1, 2 and 3 GHG emissions – Full value chain (tonnes of CO2e) (location based approach)	E1-6 44d, 52a	7,534,079	7,643,458	8,668,658	3,570,274	4,365,434	3,963,805	4,303,224
Absolute reduction in total value chain(A) GHG emissions (Scope 1, 2, 3) since 2019 (%)	E1-3 29	13.6	12.0		17.9		9.3
GHG intensity ratios
GHG Scopes 1 and 2(A) emissions per litre of product produced (gCO2e per litre)	Entity specific	35.5	36.6		14.7		74.4
Manufacturing energy use ratio (MJ per litre of finished product produced)	Entity specific	0.36	0.36		0.30		0.47
Scope 1, 2 and 3 GHG emissions – Full value chain per litre (gCO2e per litre)(A)	Entity specific	327.2	336.0	393.9	233.8	294.6	505.5	587.1
Scope 1, 2 and 3 GHG emissions – Full value chain per revenue (location based)(B) (gCO2e/€)	E1-6 53	368.6
Scope 1, 2 and 3 GHG emissions – Full value chain per revenue (market based)(B)(gCO2e/€)	E1-6 54	359.8
A.Market based approach only.
B.New metric in 2024 related to ESRS material topic (E1). Metric disclosed at Group level only for 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	256

Key performance data related to ESRS material topics♦ continued

Climate (ESRS E1) continued	ESRS reference	Group		Europe	APS
		2024	2023	2024	2024
Emissions from biologically sequestered carbon	E1 AR 43, 46	104,239	117,126
Tonnes of CO2e offset through carbon credits (tonnes of CO2e)	E1-7 56b, 59a	20,484	41,090
Percentage of electricity purchased that comes from renewable sources (%)	E1-6 49	60.3	59.6	100.0	21.3
Percentage of electricity consumed that comes from renewable sources (%)	Entity specific	60.2	59.3	98.9	23.1

Climate – Energy consumption and mix (ESRS E1)	ESRS reference	Group
		2024
Total energy consumption from activities in high climate impact sectors (MWh)	E1-5 41	2,598,979
Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors (1,000MWh/€)(A)	E1-5 40	0.13

Fuel consumption from petroleum products (MWh)	E1-5 38b	710,950
Energy consumption from natural gas (MWh)	E1-5 38c	610,255
Non-renewable electricity consumption (MWh)	E1-5 38e	493,872
Total energy consumption related to own operations from fossil sources (MWh)	E1-5 38a	1,815,077

Fuel consumption from renewable sources (MWh)	E1-5 37c	8,482
Energy consumption from by self-generated electricity (MWh)	E1-5 37c	22,356
Energy consumption from purchased electricity, heat, steam and cooling (MWh)	E1-5 37c	753,063
Total energy consumption related to own operations from renewable sources (MWh)	E1-5 37c	783,901

Supply chain (ESRS E2, E4, E5)	ESRS reference	Group	Europe	APS
		2024	2024	2024
Percentage of sugar sourced through suppliers in compliance with our Principles for Sustainable Agriculture (PSA) (%)	Entity specific	80.1	99.9	46.9
Percentage of pulp and paper sourced through suppliers in compliance with our PSA (%)	E5-4 31b	97.8	99.9	94.7
Percentage of total supplier spend covered by Supplier Guiding Principles (SGPs) (%)	Entity specific	98.6	98.8	98.1
A.CCEP operates in a high climate impact sector. Net revenue disclosed in Group's consolidated income statement: €20,438 million, see page 173. We only operate in one significant ESRS sector.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	257

Key performance data related to ESRS material topics♦ continued

Water (ESRS E3)	ESRS reference	Group		Europe	APS
		2024	2023	2024	2024
Total water withdrawal (1,000m3)	Entity specific	36,740	35,042	21,989	14,751
Total water withdrawals from areas of high or extremely high baseline water stress (1,000m3)	Entity specific	14,278	14,040	11,373	2,905
Percentage of water withdrawn in regions with high or extremely high water stress (%)	Entity specific	39.2	40.5	51.9	20.0
Total volume of water replenished (1,000m3)	Entity specific	24,688		18,160	6,528
Water replenished as percentage of total sales volumes (%)	Entity specific	109.8		123.1	84.5
Manufacturing water use ratio (litres of water per litre of finished product produced)	Entity specific	1.76	1.74	1.59	2.09
Percentage reduction in manufacturing water use ratio since 2019 (%)(A)	Entity specific	-1.3	0.0	1.3	-4.3
Total water consumed (1,000m3)(B)	E3-4 28a	22,703
Total water consumption from areas of high or extremely high baseline water stress (1,000m3)(B)	E3-4 28b	8,753
Water intensity ratio (1,000m3 per net revenue)(B)	E3-4 29	1.11

Packaging (ESRS E5)	ESRS reference	Group		Europe	APS
		2024	2023	2024	2024

Percentage of all primary packaging that is recyclable (%, based on unit case)	E5-5 36c	99.7		99.8	99.5
Percentage of PET used which is rPET (%, based on tonnes of material)	Entity specific	46.0		63.2	23.0
Primary packaging collected for recycling as a percentage of total primary packaging (%, based on individual units)	Entity specific	75.7
Total packaging weight used during the period(B) (tonnes)	E5-4 31a	994,323
Total recycled content in packaging used during the period(B) (tonnes)	E5-4 31c	471,661
Percentage of recycled content in total packaging used during the period(B) (%)	E5-4 31c	47.4

Affected Communities (ESRS 2 SBM-1 and S3)	ESRS reference	Group		Europe	APS
		2024	2023	2024	2024
Total number of employees	ESRS2 SBM-1 40 a	40,657		22,372	18,285
Number of people supported in skills development (number)(C)	S3
A.Negative value indicates an increase vs 2019.
B.New metric in 2024 related to ESRS material topic E3 and E5. Metric disclosed at Group level only.
C.Metric excludes the Philippines and is disclosed on page 259. We aim to integrate in 2025.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	258

Key performance data related to other This is Forward topics♦
The following metrics relate to our This is Forward commitments, see page 22, and covers all our activities in EU and APS, excluding the Philippines. In 2025, we will review and update our sustainability action plan to include the Philippines.

This is Forward and other metrics	Target	Group, excluding the Philippines		Europe	APS, excluding the Philippines
		2024	2023	2024	2024

Climate
Absolute reduction in total value chain(A) GHG emissions (Scope 1, 2, 3) since 2019 (%)	30% by 2030	20.0	16.5	17.9	23.1
Percentage of carbon strategic suppliers(B) having targets approved by SBTi (%)	100% by 2025(B)	45	31	68	23
Relative reduction in total value chain(A) GHG emissions (Scope 1, 2, 3) per litre since 2019 (%)		21.1	18.8	20.6	18.4
Relative reduction in total value chain(A) GHG emissions (Scope 1, 2, 3) per litre since 2021 (%)		14.4	11.9	11.3	15.0
Relative reduction in total value chain(A) GHG emissions (Scope 1, 2, 3) per litre since 2022 (%)		8.0	5.3	5.3	10.3
Percentage of electricity consumed that comes from renewable sources (%)	100% by 2030	79.0	77.1	98.9	38.2

Supply chain
Percentage of sugar sourced through suppliers in compliance with our PSA (%)	100%	99.9	99.4	99.9	100.0
Percentage of pulp and paper sourced through suppliers in compliance with our PSA (%)	100%	99.9	99.8	99.9	100.0
Percentage of total supplier spend covered by SGPs (%)	100%	98.5	97.9	98.8	97.3

Water
Water replenished as percentage of total sales volumes (%)	100% by 2030	113.1	98.7	123.1	71.7
Percentage reduction in manufacturing water use ratio since 2019 (%)	10% by 2030	4.3	4.9	1.3	13.3

Packaging
Percentage of all primary packaging that is recyclable (%, based on unit case)	100% by 2025	99.8	99.1	99.8	99.9
Percentage of PET used which is rPET (%, based on tonnes of material)	50% by 2025(C)	56.0	54.7	63.2	35.4
Primary packaging collected for recycling as a percentage of total primary packaging (%, based on individual units)(D)	100% by 2030	78.7	73.2
A.Market based approach only.
B.100% of carbon strategic suppliers to set science based targets by 2023 (Europe) and 2025 (APS).
C.EU by 2023/APS by 2025.
D.This metric has not been restated for 2023. In 2024, back-cast data for prior years was calculated via Eunomia, and was used in the re-baselining of our GHG emissions.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	259

Key performance data related to other This is Forward topics♦ continued

This is Forward and other metrics	Target	Group, excluding the Philippines		Europe	APS, excluding the Philippines
		2024	2023	2024	2024
Drinks
Europe: reduction in average sugar per litre in soft drinks(A)(B) portfolio since 2019 (%)	10% by 2025			6.8
New Zealand: reduction in average sugar per litre in NARTD(A)(C) portfolio since 2015 (%)	20% by 2025				17.1
Australia: reduction in average sugar per litre in NARTD(A)(C) portfolio since 2015 (%)	25% by 2025				15.1
Indonesia: reduction in average sugar per litre in NARTD(A)(C) portfolio since 2015 (%)	35% by 2025				38.9
Percentage of volume sold which is low or no calorie (%)	50% by 2030(D)	49.9	48.4	49.9	49.7

Society
Percentage of women in management positions (senior manager level and above)(E) (%)	45% by 2030	40.3	38.4
Percentage of women in total workforce (%)	33% by 2030	26.1	25.1
Percentage of people self-declaring as having a disability in our workforce (%)(F)	10% by 2030		12.6
Safety – Total incident rate (TIR) (number per 100 full time equivalent employees)		0.84	0.84	0.79	0.93
Safety – Lost time incident rate (LTIR) (number per 100 full time equivalent employees)		0.62	0.60	0.62	0.62
Total number of volunteering hours (number of hours)(G)		41,800	32,500	38,300	3,500
Total community investment contribution (millions of €)		15.0	14.8	12.9	2.1
Number of people supported in skills development (number)(G)	500,000 by 2030 ESRS S3	35,500	16,400
Number of people supported in skills development (cumulative number since base year 2023)(G)	500,000 by 2030 ESRS S3	51,900
A.Volumes are based on RTD litre sales to CCEP customers and reflect changes for new product launches, cessation of products as they occur based on sales timings. Reformulations are captured on a half-yearly basis given high number of beverage formulas across Europe. Reformulations made in the first half of the year are reflected in the current reporting period calculation. Second half reformulations are reflected in the next reporting period. Please note the data source and methodology on when to apply recipe changes differ from the calculation of the GHG emissions of our ingredients.
B.Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include water or juice.
C.Non-alcoholic ready to drink (NARTD), including dairy. Does not include coffee, alcohol, beer or Freestyle.
D.Europe 50% by 2025. Does not include coffee, alcohol, beer or Freestyle. Low calorie beverages ≤20kcal/100ml. Zero calorie beverages <4kcal/100ml.
E.Excludes Fiji and Samoa, as aligned role grades are not available for 2024 reporting. We aim to include these markets for 2025.
F.Calculated based on the total number of employees responding to our voluntary 2023 inclusion survey (representing 38.4% of our workforce) and the number of employees self-declaring as having a disability. Inclusion survey done every two years.
G.We aim to be accurate in our reporting and continue to enhance the way we capture the total value of our community contribution. Figures quoted have been rounded to the nearest 100.

Full details on the methodology for our sustainability indicators are available at cocacolaep.com/sustainability/download-centre.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	260

ESRS sustainability metrics methodology♦
Our approach to reporting and methodology
CCEP’s carbon footprint is calculated in accordance with the World Resource Institute (WRI) and World Business Council for Sustainable Development (WBCSD) Greenhouse Gas (GHG) Protocol Corporate Standard, using an operational control approach to determine organisational boundaries.
GHG emissions are reported in tonnes of carbon dioxide equivalent (tonnes of CO2e or tCO2e), accounting for different Global Warming Potentials (GWPs) of the different GHGs.
Note on sources of data and calculation methodologies
Under the GHG Protocol, we measure our emissions in three Scopes. We disclose the Scope 1, 2 and 3 carbon emissions of our full value chain, including emissions related to our production facilities, operational centres, sales offices, distribution centres, cold drink equipment (CDE), our owned and operated transportation, as well as third party distribution, business travel, ingredients and packaging. We also disclose biogenic emissions, which are outside of the three WRI/WBCSD GHG Protocol Scopes. GHG emissions are reported on a gross basis, independent of any GHG trades, offsets or carbon credits.
Where we refer to our own operations, unless otherwise indicated, we are referring to our own production, sales/distribution, combined sales/production facilities, administrative offices and fleet owned or controlled by CCEP, including our shared service centres in Bulgaria.
In-scope sales volumes are based on ready to drink (RTD) litre sales to CCEP customers and reflect changes as they occur, based upon sales timings. Sales from distribution agreements are excluded as the GHG emissions associated with these products will be accounted for by the Brand owners which are not CCEP owned or operated. Alcohol sales volume is included if CCEP manufacture the alcohol products. Sales volumes from imports/exports from/to non-CCEP countries are excluded to avoid double counting.
Approximately 1% of our value chain carbon footprint is based on estimated data. This includes the site energy emissions for small leased offices where energy invoices or the square metre footage size is not available. Where we do not have the packaging specifications for a limited number of packaging types (e.g. coffee bags), these are estimated based on an average of all other packaging specifications. We also estimate the electricity consumption for the pure electric and plug-in hybrids in our company car fleet.

2019 baseline and recalculation methodology
Our baseline year is 2019. The acquisition of Australia, Pacific and Indonesia (API) was completed on 10 May 2021 and the acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), on 23 February 2024. Sustainability metrics are presented on a full year basis. 2019 baselines and subsequent years have been calculated on a pro forma basis to allow for better period over period comparability.
In line with the WRI/WBCSD GHG Protocol guidance, we restate our baseline and subsequent year data when there are significant acquisitions, new emissions factors and more accurate data. We apply a significance threshold of 5%, but also re-baseline in line with best practice, in order to retain consistency and comparability across years.
In 2024, we have restated our baseline figures for 2019 and 2020-2023 as necessary, increasing baseline and subsequent year emissions by approximately 2 million tCO2e. Key changes include:
•Acquisition of CCBPI including full value chain emissions for the business. This has added approximately 1.25 million tCO2e to our baseline year, and represents the most meaningful change to prior year data.
•Updates to our emissions factors for ingredients, particularly sugar cane, sugar beet, as well as juices and ingredient CO2.
•Updates to emissions factors for plastic packaging.
•Updates to more accurate packaging collection rates, particularly in Europe.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	261

ESRS sustainability metrics methodology♦ continued

Forward on climate
Scope 1 GHG emissions sources
Includes direct owned and operated sources of emissions such as:
•Stationary combustion sources, such as natural gas, diesel/petrol fuel for back up boilers/generators and on-site shunting vehicles, light fuel oil, liquid petroleum gas (LPG) for forklift trucks, wood, compressed natural gas (CNG), non-biogenic element of biofuels such as HVO100 and biomass.
•Mobile combustion such as diesel and petrol for CCEP operated customer delivery, vans, motorcycles and car fleet.
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
The carbon emission factors for Scope 2 emissions are applied in terms of the two methods provided by the GHG Protocol:
(1)Location based: all electricity purchased is converted into CO2 emissions using the average grid emissions factor for electricity in the country in which it is purchased. Energy Attribute Certificates (EACs) are not applied to the total Scope 2 emissions unless these are produced and claimed by CCEP.
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
The quantity of purchased renewable electricity was verified through renewable electricity certificates such as Guarantees of Origin (GoOs) in the EU, Renewable Energy Guarantees of Origin (REGOs) in the UK, Large-scale Generation Certificates (LGCs) in Australia, Tradable Instruments for Global Renewables (TIGRs) or Power Purchase Agreements (PPAs) from our electricity suppliers in each country and through meter readings of renewable electricity generated on-site.
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
CCEP uses emission factors relevant to the source data including UK Department for Energy Security and Net Zero (DESNZ), Australia’s Department of Climate Change, Energy, the Environment and Water (DCCEEW) factors for state-level electricity factors, and International Energy Agency (IEA) emission factors for all other grid factors at a national level.
Data sources include:
•Energy data: from metered sources, supplier invoices or calculations and estimates based on energy benchmarks published in the Best Practice Programme’s Energy Consumption Guide 19 (ECON 19).
•Package specifications.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	262

ESRS sustainability metrics methodology♦ continued
•Recipe data for key ingredients: in APS, if a recipe change occurs during a reporting year, it is applied for the full year’s sales. In Europe, the change is applied from the date the change is made.
•Packaging collection rates: we have restated prior year 2019-2023 rates in line with updated European methodology for calculating packaging collection rates.
•Supplier data for recycled content rates.
•CO2 released from carbonated products when opened by consumers.
•Calculations of CDE emissions are based on weighted average daily (kWh/24h) supplier energy consumption rates and by subtracting any savings achieved through carbon/energy use reduction initiatives completed during the reporting period or prior years.
•Transport fuel is calculated according to actual litres, kWh or kgs used, or kilometres recorded with vehicle fuel efficiency rates provided by suppliers.
•Supply of water, treatment of wastewater and waste management are calculated by using litre and weight (kg) data respectively.
•Spend data used to calculate Category 1: purchased goods and services (Marketing and IT spend). Marketing spend includes: sales and marketing agency, and services spend and trade marketing. IT spend includes fixed and mobile telecoms, IT hardware and software and outsourced services.
•Employee headcount and job role used to calculate employee commuting data. Includes Well-To-Tank (WTT) assumptions.
•We have started to use supplier specific emission factors for sugar beet in Europe. This represents 2.8% of total Scope 3 emissions, calculated using specific suppliers emission factors. We will extend this to other packaging and ingredient suppliers over the coming years.
Scope 3 reported categories
The following Scope 3 categories are reported in our total value chain figures, and are included in our current Science Based Targets initiative (SBTi) target boundary, representing approximately 90% of our Scope 3 emissions:
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
The following Scope 3 categories are not included in our current SBTi target boundary:
•Category 1: purchased goods and services (additional purchased goods and services that are not included above).
•Category 2: capital goods.
•Category 15: investments (including investments in joint venture recycling facilities and CCEP Ventures investments).
All other Scope 3 categories (9, 10, 14) are not currently applicable to CCEP.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	263

ESRS sustainability metrics methodology♦ continued
Scope 1, 2 and 3 GHG emissions – Full value chain
Definitions
Aggregation of Scope 1, 2 and 3 GHG emissions using both the market based and location based approach for Scope 2 emissions.
Methodologies and boundaries
Calculation = [Total Scope 1 GHG emissions] + [Total Scope 2 GHG emissions] + [Total Scope 3 GHG emissions]

Scope 1, 2 and 3 GHG emissions – Full value chain per litre
Methodologies and boundaries
Calculation = ([Total Scope 1 GHG emissions] + [Total Scope 2 GHG emissions (market based approach)] + [Total Scope 3 GHG emissions]) ÷ [Total volumes in scope of sales (RTD litres)]
RTD litres equates to the final consumption beverage volume, including diluted post-mix and Freestyle volumes.
Out of scope sales includes items such as certain brands where we only distribute the product (e.g. some products within our alcohol portfolio in APS).
In 2024, less than 1% of our Europe and APS reported sales volume were out of scope for GHG reporting.
Absolute reduction in total value chain GHG emissions (Scope 1, 2 and 3) since 2019
Methodologies and boundaries
Calculation % of = ([2019 Scope 1, 2 and 3 GHG emissions] - [Latest reporting period Scope 1, 2 and 3 GHG emissions]) ÷ [2019 Scope 1, 2 and 3 GHG emissions]

Relative reduction in total value chain GHG emissions (Scope 1, 2 and 3) per litre since 2019
Methodologies and boundaries
Calculation % of = ([2019 Scope 1, 2 and 3 GHG emissions per litre] - [Latest reporting period Scope 1, 2 and 3 GHG emissions per litre]) ÷ [2019 Scope 1, 2 and 3 GHG emissions per litre]

GHG Scope 1 and 2 emissions per litre of product produced
Definitions
Total production volume is measured in undiluted litres for all inventory produced at our production facilities. Production facilities are defined as our bottling and production facilities for beverages under our operational control. This does not include externally sourced production (or "co-packed") sites or sites from which we source finished packaged goods.
Methodologies and boundaries
Calculation = ([Total Scope 1 GHG emissions] + [Total Scope 2 GHG emissions (market based approach)]) ÷ [Total volumes of production from CCEP production facilities (production litres)]
Metric units are reported as gCO2e/litre.
Scope 1, 2 and 3 GHG emissions – Full value chain per revenue
Methodologies and boundaries
Calculation = ([Total Scope 1, 2 and 3 GHG emissions] ÷ [Total sales revenue (Euros)]
Metric units are reported as gCO2e/€.
GHG emissions (Scope 1 and 2) per euro of revenue
Methodologies and boundaries
Calculation = ([Total Scope 1 GHG emissions] + [Total Scope 2 GHG emissions (market based approach)]) ÷ [Total sales revenue (Euros)]
For CCEP, “UK and UK offshore” equates to our operations in Great Britain. Metric units are reported as gCO2e/€.
Emissions from biologically sequestered carbon
Definitions
Biogenic CO2 emissions are defined as CO2 emissions related to the natural carbon cycle, as well as those resulting from the production, harvest, combustion, digestion, fermentation, decomposition, and processing of biologically based materials. Biologically based feedstocks, also referred to as “biologically sequestered carbon”, are non-fossilised and biodegradable organic materials originating from modern or contemporarily grown plants, animals or microorganisms.
Biogenic emissions are inherently accounted for in the atmosphere’s natural carbon cycle. Reporting them within Scopes 1, 2 or 3 would lead to double counting of emissions, as the sequestration of CO₂ during the growth of the biomass is not accounted for in these Scopes.
Methodologies and boundaries
Emissions from biologically sequestered carbon are reported outside of the three Scopes of our reported GHG emissions, in line with WRI/WBCSD GHG Protocol guidance. CO2 is used to carbonate our soft drinks, therefore we follow the BIER guidance on reporting CO2 emissions from biogenic sources for fugitive losses and release by consumers.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	264

ESRS sustainability metrics methodology♦ continued
Our scope for reporting emissions from biologically sequestered carbon includes:
•Biofuels (HVO100, Bio-CNG, rice husk and wood) used in vehicles and sites.
•Anaerobic biogas (where CO2 is released from combustion of the biogas).
•Biofuel where blended with diesel/petrol (forecourt fuels).
•Biogenic-sourced CO2 ingredient: we follow the BIER emissions sector guidance.
Each source of biologically sequestered carbon is calculated separately using appropriate biogenic carbon emission factors and then aggregated to provide our reported total.
Emissions from the production and transportation of biofuels are accounted for in Scope 3 as part of Category 3 WTT.
Emissions from conversion of biogenic CO2 to a higher GWP GHG are accounted for in Scope 1. CCEP uses the most up to date emission factors from DESNZ/DEFRA for biogenic CO2 and anaerobic biogas and for biofuels and bio blends.
Exclusions
Emissions from carbon removals within our value chain related to biomass feedstock production for bioenergy are well below the significance threshold for CCEP, so removals have yet to be estimated. If the level of significance changes in the future, CCEP will follow the latest guidance from the GHG Protocol on accounting for removals. Biogenic emissions from electricity generation are excluded.
Manufacturing energy use ratio
Definitions
This includes the use of electricity, diesel, natural gas, as well as other fuels used, where used in our manufacturing operations (e.g. heating, forklift trucks). The fuels used in our distribution fleet (e.g. diesel used in our trucks and vans) are not captured in the manufacturing energy use ratio.
Total production volume is measured in undiluted litres for all inventory produced at our production facilities. Production facilities are defined as our bottling and production facilities for beverages under our operational control. This does not include externally sourced production (or "co-packed") sites or sites from which we source finished packaged goods.

Methodologies and boundaries
Calculation of ratio = [Total of all energy consumed (MJ) at production facilities] ÷ [Total volumes of production from CCEP production facilities (production litres)]
CCEP’s manufacturing energy use ratio is calculated in line with The Coca-Cola Operating Requirements (KORE). All beverage production facilities calculate manufacturing energy use ratio (NARTD production facilities, breweries and distilleries) as well as coffee related facilities (Grinders coffee).
Where CCEP has joint ventures with third parties, e.g. recycled PET (rPET) production facilities, or PET pre-form production facilities, these are not included. Geothermal is excluded from our energy consumed (MJ) at production facilities in Great Britain and Belgium as this is an estimated usage. Anaerobic biogas and combined heat and power (CHP) electricity output are excluded.
Energy consumption
Definitions
Energy consumption is based upon procurement data from each site, supported by monthly invoices. We report fuel consumption by fuel type using the environmental management system (Integrum). Data is captured as part of our carbon calculation model. Energy and fuel consumption data is collected and converted using local conversion factors to convert fuel to kWh.
Methodologies and boundaries for energy-related metrics
Total energy consumption within the organisation is the total of:
•Non-renewable fuel consumed.
•Renewable fuel consumed.
•Electricity.
•Imported heat and steam.
•Self-generated electricity which is consumed by CCEP.
•Mobile combustion (litres of diesel and petrol converted into kWhs) for CCEP owned and leased vehicles.
•Less any electricity, heating, cooling and steam sold.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	265

ESRS sustainability metrics methodology♦ continued
Total energy consumption (own operations) from fossil sources is the total of:
•Fuel consumption from petroleum products: light fuel oil/site diesel, diesel and petrol for CCEP operated customer delivery, vans and car fleet, propane, LPG, and other petrol.
•Energy consumption from natural gas and CNG.
•Non-renewable electricity consumption: electricity CHP and purchased electricity from non-renewable sources.
Total energy consumption (own operations) from renewable energy is the total of:
•Electricity solar.
•Purchased renewable electricity, geothermal and ground source heat and purchased heat and steam.
Total energy consumption per net revenue (from activities in high climate impact sectors)
Calculation = [Total energy consumption from activities in high climate impact sectors] ÷ [Total sales revenue from activities in high climate impact sectors (Euros)]
All CCEP’s activities and net revenue are in high climate impact sectors.
Renewable energy
Definitions
The quantity of renewable electricity was verified through renewable electricity contracts, EACs from our electricity suppliers in each country, and through meter readings of renewable electricity generated on site. EACs are applied based on RE100 technical guidance, which allows for EACs to be used against electricity consumed in the same market as where the EACs are purchased (e.g. Norway GoOs being used in Germany). Our production facilities, distribution sites, warehouse sites and office sites are in scope.
Methodologies and boundaries for renewable energy-related metrics:
Percentage of electricity purchased that comes from renewable sources
Calculation = [Quantity of electricity purchased (in MWh) from renewable sources] ÷ [Total electricity purchased]
Purchased electricity includes centrally procured electricity bundled or unbundled with EACS, leased solar facility and water turbines, and PPAs.
Any sites with no contractual instruments for renewable electricity supply will have a residual factor applied (where available) which has had renewable contractual instruments removed. Figures in this calculation are based solely on the amount of electricity that CCEP purchases.
Total renewable electricity is reported in MWh. The energy data purchased is calculated based on direct measurement of electricity purchases (i.e. invoices and meter readings).
Percentage of electricity consumed that comes from renewable sources
Calculation = [Quantity of electricity consumed (in MWh) from renewable sources] ÷ [Total electricity consumed (in MWh)]
This includes centrally procured electricity bundled or unbundled with EACs, on site solar, leased solar facility and water turbines, and PPAs, as well as owned assets (solar facilities).
Figures in this calculation are based solely on the amount of electricity that CCEP consumes (i.e. purchased electricity, self generated electricity and electricity supplied via a lease agreement).
For non-production sites where we do not control the electricity purchasing, standard grid electricity is consumed. Emissions related to the generation of electricity for these sites are included in our Scope 2 emissions. This is the main driver for the difference between our consumed renewable electricity percentage and purchased renewable electricity percentage.
In APS, across multiple locations including Australia, Fiji and Indonesia we have on site solar capacity. In 2024, this helped our percentage of electricity consumed that comes from renewable sources, exceed our percentage of electricity purchased that comes from renewable sources.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	266

ESRS sustainability metrics methodology continued♦
Percentage of carbon strategic suppliers having targets approved by the SBTi
Definitions
Carbon strategic suppliers are suppliers which collectively account for approximately 80% of our Scope 3 emissions. All carbon strategic suppliers are directly managed by our procurement teams. They have been selected based upon their contribution to our carbon emissions, and our intent to work with them on long-term carbon reduction programmes. For 2024, CCEP’s carbon strategic suppliers totalled approximately 185 suppliers.
We ensure that our carbon strategic suppliers account for approximately 80% of our Scope 3 emissions by allocating the emissions of different categories (e.g. packaging, ingredients and transportation) to the suppliers in those categories, based on purchased material tonnages or spend.
Methodologies and boundaries
Calculation = [Total number of carbon strategic suppliers with SBTi approved science based targets] ÷ [Total number of carbon strategic suppliers]
SBTi targets are clearly defined, science based pathways for companies to reduce GHG emissions, which have been reviewed and validated by the SBTi. Approved targets are those that have been approved or validated by the SBTi, and there is evidence to support this on the SBTi website, or through an SBTi validation letter.
Suppliers with a committed status are excluded from the total number of carbon strategic suppliers with SBTi approved science based targets. However we do track this list of suppliers separately. Suppliers whose SBTi target status is “committed” have made a commitment to set a science based target aligned with the SBTi’s target setting criteria within 24 months. Additionally, we count Small and Medium sized Enterprises (SME) as “committed”, if they inform us of their plans to submit the SME Target Setting Form by target year date.
A business with a group science based target approved by the SBTi can consist of various legal entities or operational divisions. Where these divisions operate independently, akin to individual suppliers in their dealings with CCEP, they are designated as independent carbon strategic suppliers for the purpose of this metric. As a result, several different carbon strategic suppliers may form part of the same group associated with a singular approved group SBTi science based target.

Tonnes of CO2e offset through carbon credits
Definitions
Carbon offset credits are defined as centrally purchased certified carbon credits (e.g. Gold Standard or Verra/VCS). These credits are purchased and certificates are retired centrally.
In 2022, CCEP purchased approximately 100,000 tCO2e of carbon credits, which we have retired in 2023 and 2024. In 2024, we retired 20,484 tCO2e from the VCS-certified Rimba Raya Biodiversity Reserve Project in Indonesia.
Note that CCEP’s GHG emissions are reported on a gross basis, independent of any offsets or carbon credits.
Methodologies and boundaries
Calculation = Total amount of certificates of Verified Carbon Units retired within the reporting period
All centrally purchased carbon credits are within scope.
Calculated tonnes of offsets are based upon assessed values as provided on carbon credit certificates.
Total tonnes of CO2e offsets are based upon retired carbon credit certificates.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	267

ESRS sustainability metrics methodology continued♦

Forward on supply chain
Principles for Sustainable Agriculture (PSA)
Definitions
PSA apply to agricultural ingredients and raw material suppliers, and cover human rights, environmental protection and sustainable farm management. They also include forest and biodiversity conservation practices, such as no conversion of forests for new agricultural production, protection of endangered species, and where possible, restoration of ecosystem services that our suppliers of agricultural ingredients and bio-based packaging materials are expected to implement.
Annual quantities are sourced from supplier declarations. Suppliers also disclose relevant certifications and third party standards which align to PSA requirements. CCEP conducts subsequent checks on supplier disclosed quantities to internal CCEP procurement systems and verifies a sample of third party standards declarations to relevant websites and public records.
Methodologies and boundaries
Percentage of sugar sourced through suppliers in compliance with our PSA
Calculation = [Total weight (Mt) of product sourced through PSA compliant scheme] ÷ [Total weight (Mt) of product sourced]
In partnership with The Coca-Cola Company (TCCC), we offer several routes for sugar beet suppliers to comply with the PSA and meet third party standards. Cane sugar suppliers can be certified as meeting our PSA though third party standards such as Bonsucro, FSA Gold and Silver and Redcert 2.
Percentage of pulp and paper sourced through suppliers in compliance with our PSA
Calculation = [Total weight (Mt) of product sourced through PSA compliant scheme] ÷ [Total weight (Mt) of product sourced]
In partnership with TCCC, we offer several routes for pulp and paper suppliers to comply with the PSA and meet third party standards. Pulp and paper suppliers can attain a Sustainable Forest Management accreditation, such as the Forest Stewardship Council (FSC), or a certification endorsed by the Programme for the Endorsement of Forest Certification (PEFC). The FSC and PEFC certified logos represent a global chain of custody system, supported by a chain of custody certification process and independent inspections. Every new paper, pulp and cardboard contract now includes a requirement for third party certification.

Percentage of coffee sourced through suppliers in compliance with our PSA
Calculation = [Total weight (Mt) of product sourced through PSA compliant scheme] ÷ [Total weight (Mt) of product sourced]
We calculate the percentage of coffee sourced sustainably by CCEP for our Grinders brand in APS. In partnership with TCCC, several routes are available for coffee suppliers to comply with the PSA and meet third party standards, including The Rainforest Alliance and Fairtrade certification.
Percentage of total supplier spend covered by our Supplier Guiding Principles (SGPs)
Definitions
The SGPs are a vital pillar of our human rights and workplace accountability programmes. The SGPs form part of the standard conditions which are attached to our purchase order process. SGPs compliant suppliers are direct suppliers who signed terms and conditions (through our purchase orders) which included our SGPs covering the reporting period.
Methodologies and boundaries
Calculation = [Total € spend with SGPs compliant suppliers ] ÷ [Total € spend across all direct suppliers]
Data based upon compliance pathway agreements with suppliers in the reporting period, and percentage of total spend sourced through these suppliers. Spend excluded from the scope of this measurement:
(1)Brand partner (franchise or distribution agreement partners) spend.
(2)Payments made outside of standardised procurement processes (e.g. donations, sponsorship, recycling schemes, government institutions and tax authorities).

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	268

ESRS sustainability metrics methodology continued♦

Forward on water
Manufacturing water use ratio
Definitions
Water use ratio is calculated as the total water withdrawals divided by total production volumes from CCEP’s production facilities within the reporting period.
Methodologies and boundaries
Calculation = [Total water withdrawal (litres)] ÷ [Finished product (production volume litres)]
Production facilities are for all beverage types. Total water withdrawals is the total of all water used by production facilities from all sources, including municipal, borehole and rainwater sources.
This includes water used for production, water treatment, cleaning and sanitation, backwashing filters, irrigation, washing trucks and other vehicles, kitchen or canteen, toilets and sinks, and fire control. This does not include return water (e.g. water used for cooling which is returned to the source after use).
Finished products represent litres of product produced, including all production, not just saleable products, and excluding externally sourced production (or "co-packed") or third party sites from which we source finished packaged goods. Volume is prior to dilution for consumption (e.g. post-mix volume is for syrup volume, not RTD litres).
Non-production sites are excluded. Production facilities linked to coffee roasting, PET preforms and recycling are out of scope.
Percentage reduction in manufacturing water use ratio since 2019
Calculation = ([2019 manufacturing water use ratio] - [Latest reporting period manufacturing water use ratio]) ÷ [2019 manufacturing water use ratio]

Water replenished
Definitions
CCEP’s total water replenishment volumes are sourced from TCCC. The Nature Conservancy, with support from LimnoTech and the Global Environment and Technology Foundation, helped TCCC develop methodologies to calculate the volume of water replenished using an approach based on widely accepted tools and methodologies.
Water replenishment project factsheets and total replenishment volumes have been validated by third party consultants on behalf of TCCC, including validation that the required productivity monitoring has taken place. Depending on the data availability, project volumes are either measured or estimated using the Volumetric Water Benefit Accounting (VWBA) methodology.
Sales volumes of company beverage products (in RTD litres) have been used as disclosed in the latest Annual Report and Form 20-F. RTD litres equate to the final consumption beverage volume, including diluted post-mix and Freestyle volumes.
Methodologies and boundaries
Water replenished as percentage of total sales volumes
Calculation = [Litres of water replenished] ÷ [RTD litres of finished beverages sold]

Total volume of water replenished
Calculation = The volume of water safely provided to communities and to nature by our water replenishment projects portfolio (litres)
Water replenishment is based on the volume of water replenished through replenishment projects. It is the volume of water safely provided to communities and to nature by the portfolio of water replenishment projects.
Volumetric project benefits are quantified using TCCC’s peer reviewed methodology, as outlined in the Corporate Water Stewardship: achieving a Sustainable Balance paper published in the Journal of Management and Sustainability in November 2013, or the methodology described in VWBA, a Method for Implementing and Valuing Water Stewardship Activities (2019), which builds on the 2013 paper. There are three primary water replenishment project types:
(1)Watershed protection and restoration.
(2)Water access and sanitation (WASH).
(3)Water for productive use.

Total water withdrawal
Definitions
Total gross water withdrawal from all production facilities, calculated prior to production or water discharges.
Production facilities are defined as our bottling and production facilities for beverages under our operational control. This does not include externally

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	269

ESRS sustainability metrics methodology continued♦
sourced production (or “co-packed”) sites or sites from which we source finished packaged goods.
Methodologies and boundaries
Calculation = [Water withdrawal from municipal source (Litres)] + [Water withdrawal from borehole source (Litres)](A) + [Water withdrawal from rainwater source (Litres)]
Water withdrawal from production facilities only. We prepare and report water withdrawal data from sites where we have operational control, using internally developed reporting methodologies based on the Global Reporting Initiative (GRI) Standards.
Water withdrawals are measured primarily based on meter readings and invoices for the majority of CCEP’s production facilities. In some limited instances, estimations are used to calculate withdrawals. Water withdrawals are reported by source at site level using the environmental management system.
Total water consumed
Definitions
Water consumption measures water used by CCEP in our production of beverages for consumers, so that it is no longer available for use by the ecosystem or local community in the reporting period.
Production facilities are defined as our bottling and production facilities for beverages under our operational control. This does not include externally sourced production (or “co-packed”) sites or sites from which we source finished packaged goods.
Methodologies and boundaries
Calculation = [Total water withdrawal (Litres)] - [Total water discharge (Litres)]
Water withdrawal and wastewater discharge from production facilities only.
We prepare and report water withdrawal data from sites where we have operational control, using internally developed reporting methodologies based on the GRI Standards.
Water withdrawals are measured primarily based on meter readings and invoices for the majority of our production facilities. In some limited instances, estimations are used to calculate withdrawals. Water withdrawals are reported by source at site level using the environmental management system. Water in storage does not have a significant water-related impact, therefore we do not report any changes in water storage.
(A) Until 2023, this excluded return water e.g. water used for cooling which is returned to the source after use. From 2024, this is included to align with ESRS.
Water intensity ratio
Methodologies and boundaries
Calculation = [Total water consumption] ÷ [Total sales revenue (Euros)]
Metric units are reported as m3/€.
Areas of baseline water stress
Definitions
Production facilities are defined as our bottling and production facilities for beverages under our operational control. This does not include externally sourced production (or "co-packed") sites or sites from which we source finished packaged goods.
All our production facilities are assessed for baseline water stress through a global Enterprise Water Risk Assessment (EWRA) using the WRI Aqueduct 4.0 tool. Sites in baseline water stress are those that are in “high” or “extremely high” water stress, according to the WRI Aqueduct tool.
The EWRA was last carried out in 2024. Through the EWRA, we have identified that 31 of our NARTD sites are in baseline water stress. An assessment of our sites located in water stressed areas is completed periodically and also on a risk based basis, as threats evolve and new data becomes available. We include any new build or acquired sites, and exclude any sites divested.
Methodologies and boundaries
Total water withdrawals from areas of baseline water stress
Calculation = [Water withdrawal from municipal source (Litres)] + [Water withdrawal from borehole source (Litres)] + [Water withdrawal from rainwater source (Litres)]
Water withdrawal only from NARTD production facilities located in areas of baseline water stress. Breweries, distilleries and other non-beverage production facilities are excluded from the scope of this measure.
Percentage of water withdrawals from areas of baseline water stress
Calculation = [Total water withdrawals at NARTD production facilities located in areas of baseline water stress (Litres)] ÷ [Total water withdrawals at NARTD production facilities (Litres)]
Breweries, distilleries and other non-beverage production facilities are excluded from the scope of this measure.
Total water consumption from areas of baseline water stress
Calculation = Total water withdrawal (Litres) - Total water discharge (Litres)
Water withdrawal and wastewater discharge from production facilities only at NARTD production facilities, located in areas of baseline water stress.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	270

ESRS sustainability metrics methodology continued♦

Forward on packaging
Packaging
Definitions
CCEP’s packaging data is calculated based upon monthly sales volume data within the reporting periods, standard packaging specifications, material types and weights by product stock keeping units (SKUs). This information is calculated for each individual country and subsequently combined to form regional or Group level reports.
Percentage of all primary packaging that is recyclable
Definitions
Packaging can be considered to be ”recyclable” when it meets the general reusability criteria and either the global criteria or the local criteria is met:
•Reusability: if more than 70% of the packaging material by weight can be separated and effectively reused in another application, it meets the criteria for reusability. For example, in aseptic fibre packaging, consisting mainly of paper with components like aluminium, glue, and plastic, the paper portion can be isolated and repurposed. Reusability also includes a recycling process where materials are transformed into new products of alternative use or functionality compared to the original product.
•Global criteria - effective recycling at scale: a packaging type is considered recyclable, if it is widely collected and effectively recycled across a cumulative geography of 400 million consumers. The extent of recycling is determined not just by the type of packaging but also by the available collection and recycling infrastructure. “Effectively recycled” means that the packaging is transformed into a raw material for use in a new application.
•Local criteria - collected and recycled at scale:
•Accessibility of collection: packaging is considered to be collected at scale if at least 65% of the population has access to recycling collection facilities. This threshold of 65% is what CCEP would regard as a minimum standard in its markets, barring any stricter local regulations; and
•Local recycling rates are met: on a local scale, if at least 30% of the packaging introduced to the market is effectively recycled, the packaging is deemed recyclable. This assessment is based on the actual recycling performance of the packaging material within the local market.
A.Collection for recycling rate – measures packaging that is collected in a market to then be sorted for recycling.
B.Recycling rate – measures packaging at the point in the sorting process where it does not need to undergo any further processing before it is turned into recycled content, as defined by the EU Packaging and Packaging Waste Regulation (PPWR)
Our preference is for beverage packaging to be converted into secondary raw material that can be used again in beverage packaging (i.e. bottle-to-bottle). At present our packs are being recycled into a range of either PET resin or other materials (such as fibre and plastic strapping). These are also deemed recyclable under our definitions. Over time, we will aim for all our materials to be recycled into either new beverage packaging, or have multiple use cycles.
Potential overlap between categories of reused and recycled is addressed through a review, where each item is reviewed and categorised as recyclable or not according to our definition.
Packaging which can only be sent for incineration with or without energy recovery or sent to landfill is not considered to be recyclable by CCEP.
Methodologies and boundaries
Calculation = [Total volumes of sales of products qualifying as recyclable (Unit cases)] ÷ [Total volumes of sales (Unit cases)]
This indicator refers to our primary packaging that is used by the end consumer and includes bottles and closures, cans, beverage cartons and pouches.
It is calculated based upon the definition of recyclability according to the Ellen MacArthur Foundation that: “a packaging or packaging component is recyclable if its successful post-consumer collection, sorting and recycling is proven to work in practice and at scale.”
A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry. Our packaging data is representative of the material specifications, as of 31 December in each reporting period.
Primary packaging collected for recycling as a percentage of total packaging
Methodologies and boundaries
Calculation = Percentage of RTD primary consumer packages collected for recycling or collected and refilled expressed as a weighted average based on CCEP individual unit sales
Collection rate represents a weighted average of national collection rates; collected for recycling rates(A); recycling rates(B) or refillable rates. The calculation is based on CCEP’s sales of individual units by package type, by country, and is used to express the overall percentage of equivalent bottles, cans and other primary consumer packaging types introduced into the market. This is a calculation to represent the percentage of primary consumer packages that have been collected and refilled or collected for recycling for the year.
Collection rates are determined by country for each packaging type based on either national studies of collection or recycling data by packaging material type,

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	271

ESRS sustainability metrics methodology continued♦
fact based data from a collection partner, production facility standards for refillable packs, or internal estimates (approximately <1%).
Given the delay in publication of national collection data and statistics, there is a time lag between the availability of this data and our reporting. Therefore, the national collection rates for the latest reporting period (often prior year) are applied to the reporting period volumes. This means, in some instances, the collection rates from last year’s reporting have been rolled over to this year’s reporting as updated recycling rates were not available.
National studies are performed by external third parties, such as governments, industry organisations, NGOs, recyclers and consultancies, which may include those engaged by CCEP. Production facility standards are applied for refillable glass and PET. In some cases internal estimates have also been used where data and assumptions are dependent on a third party (e.g. recycler or waste picker).
Collection rates - data choices/hierarchy
1) Deposit Return Scheme (DRS): in countries where a DRS is in place, we will use the national reported figures as made available by the scheme administrator. These figures are ideally published on a unit basis.
2) No DRS: in countries where no DRS is in place, but there is an Extended Producer Responsibility (EPR) active:
•For PET bottles, CCEP will look to align with the requirement reporting from the Single-use Plastics Directive ((EU) 2021/1752). If this rate is not yet available, we will choose to report calculated rates based on the material sorted for recycling (or sorting output) as published by the country’s Producer Responsibility Organisation (PRO). If neither of the above are available, we will work with an independent third party to check and use the official data that is made available by the country PRO, and is closest to the point of measurement as stated in the Single-Use Packaging Directive.
•For all other materials (glass, aluminium, steel, carton), CCEP will look to align with the revised PPWR methodology ((EU) 2019/665), that now takes into account only those materials that are ready to be effectively reprocessed into new raw materials (recycled into new raw materials).
If this is not yet available, we will report calculated rates based on the most accurate and official published numbers.
In many instances in Europe, this will mean that we will use the recycling rates reported for packaging waste on Eurostat.

3) In countries where no DRS is in place, and no is EPR active:
•CCEP will use the collection numbers that are generated by our “self-funded collection efforts”. This is based on data from our collection and/or recycling partners. With this methodology, it is possible for CCEP to effectively collect more bottles and/or cans than the number of bottles and/or cans that have been put onto the market by CCEP within the same year. The total number of collected bottles and/or cans will be taken into account when calculating the aggregated collection rate.
•If no “self-funded collection efforts” take place in a certain market, we use collection data that is made publicly available through official and reliable sources (e.g. government and NGO studies).
Definitions
The packaging collection rate is based on packaging collection for recycling rates by material in each of our markets. We then apply these to our own packaging sales (based on individual units) by pack and by market, and express this weighted average as the estimate to track our progress against our target to “Collect and recycle a bottle or a can for each one we sell by 2030” (Note: packs included extend beyond bottles and cans to include all primary consumer packs).
The way that packaging collection rates are calculated may differ across our markets. Where these are available, we use collection or recycling rates based on beverage containers. However in some instances only material data is available (e.g. total glass, not beverage glass in isolation).
Sales in units are measured for the following select primary consumer packaging types: aluminium and steel cans, beverage cartons, refillable glass and PET bottles, non-refillable glass and PET bottles, pouches and aluminium bottles.
The following packaging types are excluded: cups and vessel, refillable HDPE, bag in box (post-mix), Freestyle and keg.
Production facility standards for refillable are used for refillable glass and refillable PET markets. For refillable glass, all markets excluding Germany use a 95% collection rate. In Germany, refillable PET collection is set at 98%, and for refillable glass, the collection rate is set at 99%.
In 2024, back-cast data for prior years was calculated via Eunomia, and was used in the re-baselining of our GHG emissions. The percentage of all primary packaging that is recyclable disclosed for 2023 has not been restated.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	272

ESRS sustainability metrics methodology continued♦
Percentage of PET used which is rPET
Methodologies and boundaries for metrics related to packaging
Calculation = [Total weight of rPET used in one-way PET bottle sales (tonnes)] ÷ [Total weight of one-way PET bottle sales (tonnes)]
Labels and caps are excluded from the calculation. The calculation excludes all refillable PET and refers to one-way PET bottles only.
To determine the proportion of rPET in our PET bottles, we calculate a weighted average. This calculation takes into account the monthly sales and the percentages of rPET, focusing on the PET used in our single use PET bottles. It involves averaging the amounts of both mechanically and chemically recycled PET, as well as virgin PET, for each PET product variant on a monthly basis.
Total packaging weight
Methodologies and boundaries for metrics related to packaging
Total weight of packaging (tonnes) includes:
•Primary packaging: PET, glass, aluminium, carton, pouches/multifilm, LDPE, HDPE, PP and paper.
•Secondary packaging: LDPE, HDPE, cardboard and PP.
•Tertiary packaging: LDPE.
This also accounts for trippage (i.e. the number of re-uses) for our refillable products.
Total recycled content
Definitions
Recycled material in our packaging refers to post-consumer recycled materials collected from consumers, which are reused as new raw material in our packaging.
Methodologies and boundaries for metrics related to packaging
Calculation = Total weight of packaging that is recycled (tonnes)
Includes all packaging: primary, secondary and tertiary (see above).

Forward on society
Number of people supported in skills development
Definitions
Support: this refers to resources that CCEP commits to support skills development programmes. If a programme has other funding providers, the number of beneficiaries claimed by CCEP is directly proportional to the funding provided by CCEP.
Skills development: in-person and online interventions to equip people facing barriers in the labour market with the skills they need to succeed. Interventions include elements, such as virtual events (e.g. webinar and online training), in-person events (e.g. careers fair, networking event and speech), training/upskilling programmes, vocational training (e.g. HoReCa), work experience, apprenticeships, internships/placements, and mentoring.
Each programme delivery partner is responsible for data collection, including details of registration of individuals enrolled in each programme and evidence to support that the programme has supported skills development of that individual. Data collection can include, but is not limited to, post-event surveys, attendance lists, proof of completion of online training, register of attendance, schedule/work diary of beneficiary and signed contracts.
The following groups of individuals do not qualify as beneficiaries in our measurement:
•People who signed up but did not attend/take part in community investment activities.
•People that were sent information but did not engage with the material.
•People indirectly impacted by an activity, e.g. the whole population of a town where a learning centre has been set up.
Methodologies and boundaries
Calculation = Cumulative total number of people supported in skills development since
1 January 2023 (base year)
The number of people supported in skills development (“beneficiaries”) via active participation in skills development activities or programmes supported by CCEP since 2023, when CCEP started the programme. Activities and programmes can include those delivered by either external community partnerships or via CCEP administered programmes which support skills development or apprenticeships.

Full details on the methodology for all our sustainability indicators are available at cocacolaep.com/sustainability/download-centre.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	273

ESRS 2 - Appendix A Disclosure reference
The following table contains all disclosures in ESRS 2 and our material topical standards. Standards deemed not material are excluded. This table can be used to navigate the sustainability statement, and to locate ESRS data points located outside the sustainability statement, which have been incorporated by reference (consistent with ESRS standards), via the following icon throughout the report ♦.

Cross cutting standards Disclosure		Section/report	Reference	Page	Explanatory notes

ESRS 2 | General disclosures
BP-1	General basis for preparation of the sustainability statement	DS	Basis for preparation and transition	24
BP-2	Disclosures in relation to specific circumstances	DS	ESRS 2 general information, Our DMA outcomes	24, 27
GOV-1	The role of the administrative, management and supervisory bodies	DS, GOV	ESG governance framework, policies and procedures, Board of directors, Director’s biographies, Governance framework, Training and development, How the Board monitors culture	26, 30-31, 96, 98, 106, 112
GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	DS	Board-level governance	25, 26
GOV-3	Integration of sustainability-related performance in incentive schemes	REM	2022 Long-Term Incentive Plan, LTIP, Long-term incentives	132, 134-135, 138
GOV-4	Statement on sustainability due diligence	DS	Statement on due diligence	25
GOV-5	Risk management and internal controls over sustainability reporting	DS, PR	Risk management and internal controls, Internal control procedures and risk management	25, 74, 76
SBM-1	Strategy, business model and value chain	GB, GE, DS, GOV, FSI	Our operations, Our business model, Our strategy, Refreshing customers and consumers, Winning with customers	4-5, 7, 12-13, 20, 22, 61, 256-257
SBM-2	Interests and views of stakeholders	DS, OS	S3 Stakeholder engagement, Our stakeholders	57, 61-64
SBM-3	Material IROs and their interaction with strategy and business model	DS	Our double materiality assessment, Material ESG-related impacts and risks, E1	27-29, 57
IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	DS	Our double materiality assessment	27
IRO-2	ESRS disclosures covered by the undertaking’s sustainability statement		Our double materiality assessment	27
MDR-P	Policies adopted to manage material sustainability matters	DS	Policies and procedures	30-31
MDR-A	Actions and resources in relation to material sustainability matters	DS	E1, E2, E3, E4, E5, S3 - Our actions	32-33, 46-47, 49-51, 53-57
MDR-M	Metrics in relation to material sustainability matters	DS, FSI	E1, E2, E3, E4, E5, S3 - Metrics and targets, Key performance data related to ESRS material topics, Methodology	32, 46, 48, 53, 56, 255-257, 260-272
MDR-T	Tracking effectiveness of policies and actions through targets	DS	This is Forward - our sustainability action plan	22

GB | Great brands	GP | Great people	GE | Great execution	DS | Done sustainably	FSI | Further sustainability information
GOV | Governance	REM | Remuneration report	OS | Our stakeholders	PR | Principal risks

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	274

ESRS 2 - Appendix A continued Disclosure reference

Cross cutting standards Disclosure		Section/report	Reference	Page	Explanatory notes

ESRS E1 | Climate change
SBM-3	Material IROs and their interaction with strategy and business model	DS	Risk management, Physical risk	37, 39-45
IRO-1	Description of the processes to identify and assess material IROs	DS	Risk management, Physical risk, Supplier risk management	37, 39-45, 47
E1-1	Transition plan for climate change mitigation	DS	ESG governance framework, Our climate transition plan	26, 32-45
E1-2	Policies related to climate change mitigation and adaptation	DS	Policies and procedures, E1 our strategy	30-32
E1-3	Actions and resources in relation to climate change policies	DS, FSI	Our climate transition plan, business planning	34-45, 255
E1-4	Targets related to climate change mitigation and adaptation	DS, FSI	Metrics and targets, 2030 decarbonisation levers, Key performance data summary climate	32, 35-36, 255
E1-5	Energy consumption and mix	FSI	Key performance data summary energy consumption and mix	256
E1-6	Gross Scopes 1, 2 and 3 and total GHG emissions	FSI	Key performance data summary climate, ESRS metrics methodology	255-256	External link to 2024 methodology
E1-7	GHG removals and GHG mitigation projects financed through carbon credits	DS, FSI	Residual emissions, key performance data summary climate	37, 256	External link to 2024 methodology
E1-8	Internal carbon pricing	DS	Our actions	33
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities				Phase in allowance applied
E2 | Pollution
SBM-3	Material IROs and their interaction with strategy and business model	DS	Physical risk	41
IRO-1	Description of the processes to identify and assess material IROs	DS	Supplier risk management, What we expect from suppliers	47, 53
E2-1	Policies related to pollution	DS	Policies and procedures, E2 pollution	30-31, 46
E2-2	Actions and resources related to pollution	DS	Ingredients, E2 our actions	35, 46
E2-3	Targets related to pollution	DS / FSI	E2 metrics and targets, E2 supplier compliance requirements, Key performance data	46-47, 256
E2-4	Pollution of air, water and soil				Not material
E2-5	Substances of concern and substances of very high concern				Not material
E2-6	Anticipated financial effects from pollution-related risks and opportunities				Not financially material

GB | Great brands	GP | Great people	GE | Great execution	DS | Done sustainably	FSI | Further sustainability information
GOV | Governance	REM | Remuneration report	OS | Our stakeholders	PR | Principal risks

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	275

ESRS 2 - Appendix A continued Disclosure reference

Cross cutting standards Disclosure		Section/report	Reference	Page	Explanatory notes

E3 | Water and marine resources
SBM-3	Material IROs and their interaction with strategy and business model	DS	Physical risks	40
IRO-1	Description of the processes to identify and assess material IROs	DS	Increasing water stress and scarcity, E3 our strategy	40, 48
E3-1	Policies related to water and marine resources	DS	Policies and procedures, E3 water use within our supply chain	30-31, 49
E3-2	Actions and resources related to water and marine resources	DS	E3 water usage within our supply chain, E3 our actions	49-50
E3-3	Targets related to water and marine resources	DS	E3 targets and metrics, E3 our strategy	48-50
E3-4	Water consumption	FSI	Key performance data summary total water consumed	257
E3-5	Anticipated financial effects from water and marine-related impacts, risks and opportunities				Not financially material
E4 | Biodiversity and ecosystems
SBM-3	Material IROs and their interaction with strategy and business model	DS	Transition risks, E4 our impacts and our strategy	43, 51
IRO-1	Description of the processes to identify and assess material IROs	DS	Our communities	64
E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	DS	E1 Increasing water stress or water scarcity, changes to weather and precipitation, E4	40-41, 51-52
E4-2	Policies related to biodiversity and ecosystems	DS	Policies and procedures, our strategy	30-31, 51
E4-3	Actions and resources related to biodiversity and ecosystems	DS	E1 Ingredients, E4 our actions	35, 51
E4-4	Targets related to biodiversity and ecosystems	DS / FSI	E4 targets and metrics	51-52, 256
E4-5	Impact metrics related to biodiversity and ecosystem change	DS	E2 targets and metrics, E4 targets and metrics	46, 51
E4-6	Anticipated financial effects from biodiversity and ecosystem-related risks and opportunities				Not financially material
E5 | Resource use and circular economy
SBM-3	Material IROs and their interaction with strategy and business model	DS	Transition risk	43
IRO-1	Description of the processes to identify and assess material IROs	DS	Transition risk	43, 53-55
E5-1	Policies related to resource use and circular economy	DS	Policies and procedures, E5 our strategy	30-31, 53-54
E5-2	Actions and resources related to resource use and circular economy	DS	E1 packaging, E5 our actions	36, 53-55
E5-3	Targets related to resource use and circular economy	DS	E5 targets and metrics	53-55
E5-4	Resource inflows	DS / FSI	E1 packaging, E5, Key performance data summary	36, 53-55, 256-257
E5-5	Resource outflows	DS / FSI	E5, Key performance data summary	53-55, 257

GB | Great brands	GP | Great people	GE | Great execution	DS | Done sustainably	FSI | Further sustainability information
GOV | Governance	REM | Remuneration report	OS | Our stakeholders	PR | Principal risks

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	276

ESRS 2 - Appendix A continued Disclosure reference

Cross cutting standards Disclosure		Section/report	Reference	Page	Explanatory notes

E5-6	Anticipated financial effects from resource use and circular economy related impacts, risks and opportunities				Phase in allowance applied
S1 | Own workforce
SBM-2	Interests and views of stakeholders	OS	Our stakeholders - our people	61
SBM-3	Material IROs and their interaction with strategy and business model		While not a material topic, we do have targets related to our workforce that can be found in the further sustainability data section
S2 | Workers in the value chain
While not a material topic, information about workers in our supply chain can be found in the Great people section.
S3 | Affected communities
SBM-3	Material IROs and their interaction with strategy and business model	DS	Our impacts	56
IRO-1	Description of the processes to identify and assess material IROs	DS	Stakeholder engagement	57
S3-1	Policies related to affected communities	GP / DS	Policies and procedures	17, 30-31, 47
S3-2	Processes for engaging with affected communities about impacts	DS / OS	Stakeholder engagement, Our stakeholders - our communities	57, 64
S3-3	Processes to remediate negative impacts and channels for affected communities to raise concerns	GP / DS	Respecting human rights, Speak up policy	17, 31
S3-4	Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	GP/ DS	Human rights risk assessment, S3 Our actions	17, 56, 257
S3-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	DS / FSI	S3 targets and metrics	56, 259
S4 | Consumers and end users
While not a material topic, we do have targets related to consumers that can be found in the further sustainability data section
G1 | Business conduct
While not a material topic, information about our business conduct can be found in the Governance and directors report.

GB | Great brands	GP | Great people	GE | Great execution	DS | Done sustainably	FSI | Further sustainability information
GOV | Governance	REM | Remuneration report	OS | Our stakeholders	PR | Principal risks

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	277

ESRS 2 - Appendix B Data points that derive from other EU legislations
The table below includes all data points that derive from other EU legislations as listed in ESRS 2 – Appendix B. It indicates where the data points can be found in our report and those deemed non-material.

Disclosure	Data point	Description	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Material	Section	Page

ESRS 2 GOV-1	21 (d)	Board's gender diversity	x		x		Mandatory	GOV	16
ESRS 2 GOV-1	21 (e)	Percentage of board members who are independent			x		Mandatory	GOV	96
ESRS 2 GOV-4	30	Statement on due diligence	x				Mandatory	DS	25
ESRS 2 SBM-1	40 (d) i	Involvement in activities related to fossil fuel activities	x	x	x		Mandatory	N/A CCEP not involved	N/A
ESRS 2 SBM-1	40 (d) ii	Involvement in activities related to chemical production	x		x		Mandatory	N/A CCEP not involved	N/A
ESRS 2 SBM-1	40 (d) iii	Involvement in activities related to controversial weapons	x		x		Mandatory	N/A CCEP not involved	N/A
ESRS 2 SBM-1	40 (d) iv	Involvement in activities related to cultivation and production of tobacco			x		Mandatory	N/A CCEP not involved	N/A
ESRS E1-1	14	Transition plan to reach climate neutrality by 2050				x	Yes	DS	34-36
ESRS E1-1	16 (g)	Undertakings excluded from Paris-aligned benchmarks		x	x		Yes	DS	38
ESRS E1-4	34	GHG emissions reduction targets	x	x	x		Yes	DS	32
ESRS E1-5	38	Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors)	x				Yes	FSI	256
ESRS E1-5	37	Energy consumption and mix	x				Yes	FSI	256
ESRS E1-5	40-43	Energy intensity associated with activities in high climate impact sectors	x				Yes	FSI	256
ESRS E1-6	44	Gross Scope 1, 2, 3 and Total GHG emissions	x	x	x		Yes	FSI	255
ESRS E1-6	53-55	Gross GHG emissions intensity	x	x	x		Yes	FSI	255
ESRS E1-7	56	GHG removals and carbon credits				x	Yes	DS	256
ESRS E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks			x		Yes	N/A phase in allowance applied	N/A
ESRS E1-9	66 (a); 66 (c)	Disaggregation of monetary amounts by acute and chronic physical risk; Location of significant assets at material physical risk		x			Yes	N/A phase in allowance applied	N/A

GOV | Governance	DS | Done sustainably	FSI | Further sustainability information

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	278

ESRS 2 - Appendix B continued Data points that derive from other EU legislations

Disclosure	Data point	Description	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Material	Section	Page

ESRS E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy efficiency classes		x			Yes	N/A phase in option used	N/A
ESRS E1-9	69	Degree of exposure of the portfolio to climate-related opportunities			x		Yes	N/A phase in option used	N/A
ESRS E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water and soil	x				No	N/A	N/A
ESRS E3-1	9	Water and marine resources	x				Yes	DS	48-50
ESRS E3-1	13	Dedicated policy	x				Yes	DS	30-31
ESRS E3-1	14	Sustainable oceans and seas	x				No	N/A	N/A
ESRS E3-4	28 (c)	Total water recycled and reused	x				No	N/A	N/A
ESRS E3-4	29	Total water consumption in m3 per net revenue on own operations	x				Yes	FSI	257
ESRS 2 SBM 3 – E4	16 (a) i	Activities negatively affecting biodiversity sensitive areas	x				No	N/A	N/A
ESRS 2 SBM 3 – E4	16 (b)	Material negative impacts with regards to land degradation, desertification, or soil sealing	x				No	N/A	N/A
ESRS 2 SBM 3 – E4	16 (c)	Operations that negatively affect biodiversity sensitive areas	x				No	N/A	N/A
ESRS E4-2	24 (b)	Sustainable land / agriculture practices or policies	x				Yes	DS	30-31
ESRS E4-2	24 (c)	Sustainable oceans / seas practices or policies	x				No	N/A	N/A
ESRS E4-2	24 (d)	Policies to address deforestation	x				Yes	DS	30-31
ESRS E5-5	37 (d)	Non-recycled waste	x				No	N/A	N/A
ESRS E5-5	39	Hazardous waste and radioactive waste	x				No	N/A	N/A
ESRS 2 SBM 3 – S1	14 (f)	Risk of incidents of forced labour	x				No	N/A	N/A
ESRS 2 SBM 3 – S1	14 (g)	Risk of incidents of child labour	x				No	N/A	N/A
ESRS S1-1	20	Human rights policy commitments	x				No	N/A	N/A
ESRS S1-1	21	Due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8			x		No	N/A	N/A
ESRS S1-1	22	Processes and measures for preventing trafficking in human beings	x				No	N/A	N/A
ESRS S1-1	23	Workplace accident prevention policy or management system	x				No	N/A	N/A

GOV | Governance	DS | Done sustainably	FSI | Further sustainability information

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	279

ESRS 2 - Appendix B continued Data points that derive from other EU legislations

Disclosure	Data point	Description	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Material	Section	Page

ESRS S1-3	32 (c)	Grievance / complaints handling mechanisms	x				No	N/A	N/A
ESRS S1-14	88 (b) and (c)	Number of fatalities and number and rate of work-related accidents	x		x		No	N/A	N/A
ESRS S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities or illness	x				No	N/A	N/A
ESRS S1-16	97 (a)	Unadjusted gender pay gap	x		x		No	N/A	N/A
ESRS S1-16	97 (b)	Excessive CEO pay ratio	x				No	N/A	N/A
ESRS S1-17	103 (a)	Incidents of discrimination	x				No	N/A	N/A
ESRS S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights and OECD	x		x		No	N/A	N/A
ESRS 2 SBM 3 – S2	11 (b)	Significant risk of child labour or forced labour in the value chain	x				No	N/A	N/A
ESRS S2-1	17	Human rights policy commitments	x				No	N/A	N/A
ESRS S2-1	18	Policies related to value chain workers	x				No	N/A	N/A
ESRS S2-1	19	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	x		x		No	N/A	N/A
ESRS S2-1	19	Due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8			x		No	N/A	N/A
ESRS S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	x				No	N/A	N/A
ESRS S3-1	16	Human rights policy commitments	x				No	N/A	N/A
ESRS S3-1	17	Non-respect of UNGPs on Business and Human Rights, ILO principles and/or OECD guidelines	x		x		Yes	DS	17
ESRS S3-4	36	Human rights issues and incidents	x				No	N/A	N/A
ESRS S4-1	16	Policies related to consumers and end-user	x				No	N/A	N/A
ESRS S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	x		x		No	N/A	N/A
ESRS S4-4	35	Human rights issues and incidents	x				No	N/A	N/A
ESRS G1-1	10 (b)	United Nations Convention against Corruption	x				No	N/A	N/A
ESRS G1-1	10 (d)	Protection of whistle-blowers	x				No	N/A	N/A
ESRS G1-4	24 (a)	Fines for violation of anti-corruption and anti-bribery laws	x		x		No	N/A	N/A
ESRS G1-4	24 (b)	Standards of anti-corruption and anti-bribery	x				No	N/A	N/A

GOV | Governance	DS | Done sustainably	FSI | Further sustainability information

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	284

Risk factors
This section examines the risks Coca-Cola Europacific Partners (CCEP) faces as a business. These risks may change over time. These risks may/would apply under each jurisdiction subject to its specific rules and regulations, which differ in scope, application, consequences and other ways, and nothing should be construed from any reference to one jurisdiction that implies any less risk in another.
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
A significant amount of our volume is sold through large retail chains, including supermarkets and wholesalers. Many of these customers are consolidating or are forming buying groups, which increases their purchasing power. They may seek to use this to improve their profitability through lower prices or harmonised prices across customers and/or countries, increased emphasis on generic and other private label brands, or increased promotional programmes and payment of rebates.
Competition from hard discount retailers and online retailers continues to challenge traditional retail outlets. This can increase the pressure on all customer margins, which may then be reflected in pressure on suppliers such as CCEP. The increase of B2B platforms could change the dynamics of our route to market. It could result in weakening our ability to influence our end customers or having to pay fees to platform owners going forward.
In addition, from time to time, a customer or customers choose(s) to temporarily or permanently stop selling some of our products as a result of disputes with us.
These factors can have a negative impact on the availability of our products and our profitability.
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
Economic and tax
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
Currently, many major economies are going through monetary tightening to contain high inflation following a multi-year monetary and fiscal expansion and supply chain dislocations. The war in Ukraine is further increasing the uncertainty and volatility, mainly through energy prices and supply constraints.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	285

Risk factors continued
The US election result will have an impact on the global economy. There is uncertainty around the impact and extent that the promise to increase tariffs, decrease taxes in the US and stop immigration will have on CCEP and the markets in which we operate. These policies may result in adverse consequences such as higher inflation, higher interest rates, lower growth, change in global trade dynamics, and changes in the US dollar against G10 currencies. The timing, magnitude and severity of these policies will shape the short/medium-term trajectory, reactions of major economies (mainly Europe and China) and the medium/long-term trajectory. A potential slowdown in China would have a negative impact on the Australian and New Zealand economies causing lower growth and weaker currencies. The emerging markets of Indonesia and the Philippines would also be negatively impacted by a strong US dollar. The magnitude of the impact would be dependent on the central banks’ decisions and fiscal power within these countries.
Other key external economic and political factors continue to impact APS, including ongoing economic challenges in Papua New Guinea (PNG), such as foreign currency shortages and an overvalued Kina (PGK). While the PNG government is advancing reforms under IMF supported programmes to address structural issues, including FX imbalances and governance improvements, risks remain high. The ongoing orderly devaluation of the PGK is likely to negatively impact APS' financial results when translating PGK earnings into Australian dollars. Additionally, geopolitical tensions for example in the Middle East and Ukraine as well as trade disputes, such as the US-China trade conflict, further complicate the operating environment.
Increases in costs of raw materials could harm our financial results.
We use supplier pricing agreements and derivative financial instruments to manage volatility and market risk for certain commodities. Generally, these hedging instruments establish the purchase price before the time of delivery, which may lock us into prices that are ultimately higher or lower than the actual market price at the time of delivery.
We continue to experience volatility in commodity prices and foreign exchange mainly driven by the US election result, a strong US dollar and the uncertainty regarding tariffs and potential implications on Europe and China. Supply chain disruptions due to military conflicts, political uncertainty across key global powers, and increased protectionist policies are expected to continue.

Changes in interest rates or our debt rating could harm our financial results and financial position.
We are subject to interest rate risk, and changes in our debt rating could have a material adverse effect on interest costs and debt financing sources. Our debt rating can be materially influenced by a range of factors, including our financial performance, acquisitions and investment decisions, as well as the capital management activities of The Coca-Cola Company (TCCC) and changes in its debt rating. If our credit rating declines or interest rates continue to increase, as they have done in recent years, there is no guarantee that we will be able to access debt financing on favourable terms, or at all.
The deterioration in political unity within the EU could significantly impact our financial results and reduce our competitiveness in the marketplace.
There are concerns regarding the short- and long-term stability of the euro and pound sterling and the euro’s ability to serve as a single currency for a number of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to local currencies. In more extreme circumstances, they could exit the EU, and the Eurozone could be dissolved entirely. Should this occur, the assets we hold in a country that reintroduces local currency could be subject to significant changes in value when expressed in euros. Furthermore, the full or partial dissolution of the euro, the exit of one or more EU member states from the EU or the full dissolution of the EU could cause significant volatility and disruption to the global economy. This could affect our ability to access capital at acceptable financing costs, the availability of supplies and materials, and demand for our products, all of which could adversely impact our financial results.
If it becomes necessary for us to use additional currencies, we would be subjected to additional earnings volatility as amounts in these currencies would be translated into euros.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	286

Risk factors continued
Future changes to tax laws in the countries in which we operate could adversely affect our business.
We are subject to multiple national, state, regional, and local taxes in the jurisdictions in which we operate, including corporate income tax and sales tax.
Tax is a complex and evolving area, leading to the risk of increased or unexpected tax costs, and/or additional tax reporting obligations. Tax laws could change on a prospective or retroactive basis. Any such changes could adversely affect our business and its affiliates, and there is no assurance that we would be able to maintain a particular Group wide effective tax rate. An increase in our effective tax rate would negatively impact the results of our operations.
The Pillar Two rules were enacted in the UK under the Finance (No.2) Act 2023 introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax effective for accounting periods starting on or after 31 December 2023 with the first reporting due in June 2026. The Pillar Two rules have also been implemented in most of the other countries where we operate.
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
Our tax filings for various periods are or may be subject to current or future audit by tax authorities. These audits have resulted, and may in the future, result in assessments of additional taxes, as well as interest and/or penalties, and could adversely affect our financial results. Changes in tax laws, regulations, court rulings, related interpretations, and tax accounting standards in countries in which we operate, or if we are unsuccessful in defending our tax positions, may adversely affect our financial results. Additionally, amounts we may need to repatriate for the payment of dividends, share buybacks, interest on debt, salaries and other costs may be subject to additional taxation when repatriated.

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
These regulations are complex and there is limited guidance as to their application. In addition, changes to applicable regulations could adversely affect CCEP’s status as a foreign corporation for US federal tax purposes, and any such changes could have prospective or retroactive application. If CCEP were to be treated as a US corporation for US federal income tax purposes, it could be subject to a materially greater US tax liability than it would as a non-US corporation.
Packaging
Waste and pollution, and the legal and regulatory responses to these issues, could adversely impact our business.
Waste and pollution, particularly plastic and packaging waste, is a global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as land or marine litter. Concerns regarding the environmental impacts of packaging have led to governments in countries we operate in implementing laws and regulations that aim to increase the collection and recycling of our packs, reduce packaging waste and litter, including through limiting the use of single use plastic and introduce quotas for refillable packaging, as well as specific packaging design requirements.
The EU adopted the Packaging and Packaging Waste Regulation which entered into force in February 2025 and will start applying as of August 2026 across the entire territory of the EU.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	287

Risk factors continued
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
If we fail to sufficiently address stakeholder concerns about packaging and recycling, or we are not able to adapt our business to new legislation and regulation on a timely or cost effective basis, or at all, it could result in higher costs through packaging taxes, producer responsibility reform, regulatory fines, damage to corporate reputation or investor confidence, and a reduction of consumer acceptance of our products and packaging.
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

Read more about packaging on pages 53-55
Category perception
Health concerns could reduce consumer demand for some of our products, impacting our financial performance.
There is a concern that the public health consequences of obesity, particularly among young people, are increasing. Health advocates and dietary guidelines suggest that consumption of sugar sweetened beverages is a cause of increased obesity rates, and are encouraging consumers to reduce or eliminate consumption of such products. In addition, governments have introduced stronger regulations around the marketing, labelling, packaging, or sale of sugar sweetened beverages. These concerns and regulations could reduce demand for, or increase the cost of, our sugar sweetened beverages.
At the same time, there is additional scrutiny by the World Health Organization, EFSA and national health authorities on sweeteners, with many studies and impact assessments on health ongoing. Some of these studies may lead to additional regulatory constraints or additional tax, like in France, where a soda tax applies to both products with sugar and those with sweeteners.
Consumer trends have also led to an increased demand for low-calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, coffees and beverages with natural ingredients. If we are unable to meet this demand by providing a broad enough range of products, our business and financial results could be negatively impacted.
Geopolitical and global
Global or regional catastrophic events could negatively impact our business and financial results.
Our business may be affected by prolonged internal and/or external disruptive events. These may include natural disasters such as hurricanes, floods, fires, earthquakes and health crises such as pandemics, and man-made events such as wars and political turmoil. Other potential disruptive events include the loss of critical assets and infrastructure, the loss of (or loss of access to) critical employees through industrial disputes, or through government interventions that may cause territorial supply constraints and place limitations on trade such as lockdowns or through additional import duties or new regulatory obligations. There could be major IT outages due to a cyber incident or similar, or the failure of third party supplied raw materials, critical services or utilities such as electricity, gas and water. Recent examples of disruptive events include the current conflicts between Russia and Ukraine, and Israel and Gaza, which have directly and indirectly impacted us and our consumers.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	288

Risk factors continued
These disruptive events could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
Cyber and IT/Operational Technology (OT) resilience
Cyber attacks, or a deficiency in our cybersecurity or a customer’s or supplier’s cybersecurity, could negatively impact our business.
As our reliance on IT and the digitalisation and automation of our supply chain increases and operational technology (OT) systems become more connected and integrated with IT networks, so will the risks posed to our internal and third party systems from cyber incidents.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our data or information and OT systems. It could involve a third party gaining unauthorised access to systems, either unintentionally or through an intentional attack (such as activities due to war, state sponsored cyber terrorism, criminal attack, hacking or a computer virus), which could disrupt operations, compromise or corrupt data, damage our brand reputation, pose safety hazards, threaten our Company or employees and negatively impact our financial results.
Our business processes require high levels of integration between our IT/OT systems and the systems of third parties (suppliers, customers, business partners, systems providers) and companies that we invest in or acquire. A cyber incident at any of those entities could either spread to our systems or indirectly have a negative impact on our ability to operate. Similarly, cyber attacks in one country might impact our ability to do business in other countries due to the dependencies on IT/OT systems and applications.
Technology failures could disrupt our operations and negatively impact our business.
We rely extensively on IT systems to process, transmit, store and protect electronic information. For example, our production and distribution facilities and inventory management all use IT and OT to maximise efficiencies and minimise costs. Communication between our employees, customers and suppliers also depends, to a large extent, on IT.
Our IT and OT systems may be vulnerable to interruptions due to implementation of new systems or systems upgrades (such as our system applications and production in data processing (SAP) and its modules) and events that may be beyond our control. These include, but are not limited to, natural disasters, telecommunications failures, power outages, hardware failures, human error and security issues, such as cyber attacks.
Centralisation of IT systems might increase the impact of a failure of IT applications. We have IT and OT security controls, processes and disaster recovery plans in place, but they may not be adequate or implemented effectively enough to ensure that our operations are not disrupted. If we miscalculate the level of investment needed, our software, hardware and maintenance practices could become out of date, and this could result in disruptions to our business. In addition, when we integrate new entities following investments or acquisitions, the integration of IT/OT systems and applications for those entities will increase the complexity and the risk level of our IT/OT infrastructure.

Read more about our cyber security risk management on pages 76-77
Business transformation and digital capability
We may not identify sufficient initiatives to realise our cost saving goals to stay competitive.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	289

Risk factors continued
We may not be able to execute our strategy to pursue suitable acquisitions or may have difficulty integrating acquired businesses.
Our strategy involves, in part, pursuing disciplined and attractive investments, which are intended to create shareholder value. Our efforts to execute this strategy require us to identify suitable acquisition targets (such as Coca-Cola Beverages Philippines, Inc.), negotiate, and close acquisition and development transactions. Further, to the extent that we are able to identify suitable investments, negotiations may not proceed as anticipated and management attention may be diverted by such opportunities. We may also encounter unexpected difficulties, joint venture partner disputes, cost or delays in restructuring and integrating acquired businesses or bottling operations into our operating, governance, sustainability and internal control structures, including extending our Company’s internal control over financial reporting to newly acquired businesses, which may increase the risk of failure to prevent misstatements in our consolidated financial statements. There is no guarantee that these investments will ultimately be accretive, support our growth or achieve the intended result.
Key supplier
Increases in costs, limitation of supplies, or lower than expected quality of raw materials could harm our financial results.
The cost of our raw materials, ingredients, packaging materials or energy could increase over time. If we are unable to pass the increased costs on to our customers in the form of higher prices, our financial results could be adversely affected.
Our suppliers could be adversely affected by a number of external events causing supply disruption. These could include war, strikes, adverse weather conditions, speculation, abnormally high demand, new taxes, national emergencies, natural disasters, health crises, such as a pandemic, and insolvency. The quality of the materials or finished goods we receive could be lower than expected. If this happens, we may need to substitute those items for ones that meet our standards, or replace underperforming suppliers. If we are unable to find an alternative source for our materials, our cost of sales, revenues, and ability to manufacture and distribute our products could be adversely affected.
Growing governmental or legal requirements could adversely impact CCEP’s ability to produce and sell our products or impact CCEP’s reputation in the market place.
Product quality
Our business could be adversely affected if we, TCCC, other franchisors or the manufacturers (co-packers) of the products we distribute are unable to maintain a positive brand image as a result of product safety, product quality, food defence or food fraud issues.
Adequate and effective quality control methods are vital to ensure the safety and integrity of the products we manufacture. All ingredients, packaging materials and products are compliant with all applicable regulations. All our employees are responsible for ensuring we only make, move and sell safe and high quality products and are required to follow all relevant policy guidelines, procedures and processes at our production facilities and across our entire supply chain. Factors such as improper handling, storage, or inadequate/inefficient sanitation practices during the manufacturing process can introduce contaminants, leading to adverse health effects for our consumers.
Additionally, failure to meet stringent quality standards may result in product recalls, regulatory fines, legal liabilities and associated costs and loss of profit. Negative publicity surrounding safety and quality issues may jeopardise our Company's reputation, as it may erode consumer trust and loyalty, affecting our market share and long-term profitability.
Health, safety and security
Adverse effects on our people’s health, wellbeing and safety could impact our business.
Failure to adequately manage workplace hazards or comply with our health and safety policies and guidelines may lead to injuries or fatalities among our people. This, in turn, could negatively affect employee engagement and productivity.
Increased stress and burnout may also exacerbate mental health challenges and lead to higher employee absenteeism rates, further impacting business performance. To address these challenges, wellbeing initiatives require innovative approaches that effectively reach all employees, particularly during periods of restructuring. Without these efforts, the risk of long-term absences and diminished productivity may arise.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	290

Risk factors continued
Climate and water
Water scarcity and additional regulations on water supply or use could adversely impact our business.
Water is the primary ingredient in most of our products. It is also vital to our manufacturing processes and is needed to produce the agricultural ingredients that are essential to our business. Water scarcity or a deterioration in the quality of available water sources in our territories or in our supply chain, even if temporary, may result in increased production costs or capacity constraints, negative publicity, and a loss in consumer confidence.
CCEP may be unable to identify, prioritise and execute investments into available technologies and manufacturing processes that deliver both the economic and water reduction benefits necessary to achieve our 2030 and 2040 targets. The achievement of existing water reduction targets may also be impacted by the incorporation of new businesses and territories.
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
Governments and private parties are increasingly filing lawsuits or initiating regulatory actions based on allegations that certain public statements regarding sustainability-related matters and practices by companies are greenwashing,
i.e. misleading information or false claims overstating potential benefits. Threat of such actions and the negative publicity arising from them presents additional uncertainty regarding the extent to which we may face increased risk of liability stemming from our climate change or sustainability practices.
As part of our commitment to addressing our climate change impacts, we are investing in technologies that improve the energy efficiency of our operations and reduce GHG emissions related to our packaging, manufacturing, CDE and transportation. In general, the cost of these investments is greater than investments in less energy efficient technologies, and the period of return is often longer, and there is a risk that we may not achieve our desired returns.

Read more about climate in ESRS E1 on pages 32-45 and water in ESRS E3 on pages 48-50
Legal, regulatory and compliance
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
We may not be able to ensure our raw material suppliers comply with environmental and labour laws, potentially harming our business. The European Union Deforestation Regulation (EUDR) requires thorough due diligence for products like coffee, oil palm, rubber, and wood to reduce deforestation and protect indigenous rights. Non-compliance penalties, effective from December 2025, include fines and confiscation of product. If we fail to comply, we may be subject to fines and other penalties.
Media campaigns and increased regulatory and customer focus on environmental, social, and governance (ESG) responsibility could lead to additional costs or risks for us.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	291

Risk factors continued
The European Sustainability Reporting Standards (ESRS) will require stricter reporting on ESG matters starting from the 2025 financial year. Additionally, the European Corporate Sustainability Due Diligence Directive (CSDDD), expected to apply from 2027, will introduce further environmental and human rights due diligence requirements and mandate a climate change transition plan.
Increased focus on ESG practices may lead to higher compliance costs, limit access to capital, and increase litigation risk, adversely affecting our business and financial condition. Additionally, our business and reputation could suffer from increased regulations and actions by governments, advocacy groups, and other stakeholders questioning our practices and policies.
We may be exposed to risks in relation to compliance with anti-corruption, anti-bribery and other anti-fraud laws and other key regulations and economic sanctions programmes.
We and our subsidiaries are required to comply with the laws and regulations of the various countries in which we conduct business, as well as certain laws of other countries, including the US. In particular, our operations are subject to anti-corruption laws such as the US Foreign Corrupt Practices Act of 1977 (the FCPA) and other key regulations. We are also subject to economic sanction programmes, including those administered by the United Nations, the EU and the Office of Foreign Assets Control of the US Department of the Treasury (OFAC), and regulations set forth under the US Comprehensive Iran Sanctions, Accountability, and Divestment Act.
Data protection laws apply to CCEP across our geographies and aim to protect individuals’ fundamental rights and freedom. EU personal data transfers to third countries are subject to significant and evolving compliance requirements, including transfer impact assessments and the execution of contractual arrangements for the protection of personal data. Non-compliance with such transfer requirements would result in a GDPR violation. We continuously maintain and improve our inter-company personal data transfer arrangements and high standards of protection to enable global transfer in compliance with applicable laws. Regulatory changes and emerging data protection laws continue to develop across CCEP jurisdictions such as the coming into force of the new Indonesian PDP law.
The FCPA and other anti-corruption, anti-bribery and anti-fraud regulations of the countries in which we operate are aimed at preventing fraudulent behaviour in dealings with local and foreign entities. These rules are complex and may apply to our interactions with both public and private sector entities and officials. In our business dealings, we may deal with governments, state owned business enterprises, and private sector entities. There is a risk we may not detect or prevent corruption, bribery, or other fraud by those involved in our business. Violations of anti-corruption, anti-bribery and other anti-fraud laws and sanctions regulations, and other misconduct by our employees, consultants, agents, or partners, could have a material adverse effect on our business, reputation, brand, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations, and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions, or other forms of liability and could have a material adverse effect on our reputation, business, financial condition, and results of operations.
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
Due to the fast pace of change in the statutory and regulatory environment, we cannot guarantee that our compliance programmes, policies and procedures will be followed at all times, or that we will always detect and prevent violations of the applicable laws by our employees, consultants, agents or partners. Implementing new or additional internal compliance systems or oversights may also increase our operating costs.
Technology maturity on compliance is often lagging behind regulatory requirements, and IT suppliers are not forced to deliver products including standard data compliance functionalities. As a result, implementation comes with high complexity and customisation for detailed data retention and deletion functionalities to meet local regulations and global company settings.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	292

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
Talent and corporate social responsibility
Failure to attract, retain and motivate existing and future employees.
Our ability to achieve our strategic objectives is reliant on having the right talent and people. There is a risk that CCEP may not be able to attract, hire, retain and develop the top talent required to execute key business objectives due to the challenging external recruitment market and the declining availability of labour in the developed markets.
An inability to foster a diverse and inclusive workplace and an environment that supports employees to perform at their best may also negatively impact employee productivity, engagement, and job satisfaction. If there was a perceived lack of career growth opportunities within the Company or a failure by CCEP, its subsidiaries and its supply chain to adhere to global human rights laws and regulations, CCEP may be unable to attract and retain diverse talent and/or create an inclusive work environment free from discrimination or comply consistently with varying human rights standards across different jurisdictions.
A failure of collective bargaining and negotiated (social plans) agreements between CCEP and trade unions and/or a failure to consult with the necessary employee bodies in accordance with the CCEP European Works Council (EWC) Agreement and/or local country legislations could lead to industrial action or could lead to the Central Arbitration Committee (CAC) requiring consultation to start again.
Finally, due to the rapid rate of digital change within the technological era, there is a risk that CCEP may be unable to fully leverage the commercial and productivity opportunities and/or manage business legal and ethical risks associated with AI due to an inability to keep pace of up and reskilling the workforce with the right technical and non-technical skills.

Read more about our people in Great people on pages 14-17
Relationship with TCCC and strategic partners
Our business success, including our financial results, depends on our relationship with TCCC and other franchisors.
Around 88% of our revenue for the year ended 31 December 2024 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute these products through bottling agreements with TCCC, which typically include the following terms:
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
•There are no limits on the prices that TCCC may charge for concentrate.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	293

Risk factors continued
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
•Disagreements with TCCC concerning business issues may lead TCCC to act adversely to our interests with respect to these relationships, which could have a material adverse effect on our business, results of operations, business and customer relationships, and reputation.
Other risks
TCCC and Olive Partners, S.A. (Olive Partners) hold significant shareholdings in CCEP, and their views may differ from those of our public shareholders.
As at 10 March 2025, the latest practicable date prior to publication, around 17% and 36% of CCEP’s Shares are owned by European Refreshments (ER, a wholly owned subsidiary of TCCC) and Olive Partners respectively. Five of our Directors, including the Chairman, were nominated by Olive Partners, and two of our Directors were nominated by ER. As a result of their shareholdings and Board seats, TCCC and Olive Partners can influence matters requiring shareholder and Board approval, subject to our Articles of Association and the Shareholders’ Agreement. The views and interests of TCCC and Olive Partners may not always align with each other or those of other shareholders.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	294

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
Annual General Meeting
It is intended that the Company’s 2025 Annual General Meeting (AGM) will be held on 22 May 2025. However, shareholders will be notified if the Company is required to make alternative arrangements.
Registered shareholders will be sent a Notice of AGM, or notice of availability of the Notice of AGM, closer to the time of the AGM, and will be notified of any change affecting the AGM through an appropriate channel.
Directors and senior management
Biographies of the Directors and senior management are set out on pages 97-105. Sol Daurella and Alfonso Líbano Daurella are first cousins.
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
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella and José Ignacio Comenge, who indirectly owned 7.2% (33,385,110 Shares), 1.5% (6,701,540 Shares), and 1.7% (7,855,504 Shares) of the Shares outstanding as of 10 March 2025, respectively, no Director or member of senior management individually owned more than 1% of the Company’s Shares as of 10 March 2025.
As at 10 March 2025, there were no share options held by Directors and other members of senior management.
Insider Trading Policy
CCEP has adopted insider trading policies and procedures that govern the purchase, sale and other dealings in CCEP securities. These policies and procedures apply to CCEP’s directors, senior management and employees and are designed to promote compliance with applicable insider trading laws, rules and regulations. These policies and procedures are included in CCEP’s Share Dealing Code, which is filed as Exhibit 11.1 hereto.
Other employee-related matters
Note 19 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2024, we had around 41,000 employees, of whom none were located in the US. A number of our employees in Europe and APS are covered by collectively bargained labour agreements, most of which do not expire. However, in some countries, wage rates must be renegotiated at various dates throughout 2025. We believe we will be able to renegotiate these wage rates with satisfactory terms.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	295

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
As at 31 December 2024, the Company had 460,947,057 Shares, nominal value €0.01 per share, issued and fully paid. As at 10 March 2025, the Company had 460,780,971 Shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 305,657,524 Shares (as of 10 March 2025) to be allotted and issued, subject to the restrictions set out below:
(1)pursuant to a shareholder resolution passed on 22 May 2024 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:
a.up to a nominal amount of €1,534,263.92 (representing 153,426,392 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(b) below in excess of such sum); and
b.comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,068,527.85 (representing 306,852,785 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(a) above) in connection with an offer by way of a rights issue:
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
(2)pursuant to a shareholder resolution passed on 22 May 2024 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 1 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:
a.to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 1(b) above, by way of a rights issue only):
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
b.in the case of the authority granted under paragraph 1(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 2(a) above) up to a nominal amount of €230,139.58 (representing 23,013,958 Shares).

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	296

Other Group information continued
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. At our 2024 AGM, our shareholders passed a special resolution that allows us to buy back our own Shares in the market as permitted by the Companies Act. On 14 February 2025, the Board announced a share buyback programme of up to €1 billion. All Shares repurchased as part of the buyback programme will be cancelled. Details of the Shares bought back are provided under Share buyback programme below.
History of share capital
The table on page 298 sets out the history of our share capital for the period from 1 January 2022 until 10 March 2025.
Share buyback programme
The maximum number of Shares authorised for purchase at the 2024 AGM was 46,027,917 Shares, representing 10% of the issued Shares at 3 April 2024, reduced by the number of Shares purchased, or agreed to be purchased after 4 April 2024 and before 22 May 2024. No shares were bought back under this authority during 2024.
Subsequent to the year end, on 14 February 2025 we announced our intention (initially under the existing 2024 shareholder authority and subsequently under renewed authority) to return up to €1 billion to shareholders through a coordinated share buyback programme on (i) Nasdaq and other applicable US trading venues and (ii) the London Stock Exchange, CBOE Europe Limited (through the BXE and CXE order books) and Aquis (the "Programme"). The Programme began on 18 February 2025 and is expected to be completed prior to the end of February 2026. The purpose of the Programme is to reduce the issued share capital of the Company. All shares repurchased as part of the Programme will be cancelled.
As at 10 March 2025, being the last practicable date prior to publication, 761,202 shares have been purchased under the 2024 AGM authority. The 2024 authority will expire at the 2025 AGM where we intend to seek shareholder approval to renew.

US shareholders
To the knowledge of the Company, 203 holders of record with an address in the US held a total of 460,716,041 Shares (or 99.99% of the total number of issued Shares outstanding) as at 10 March 2025. However, some Shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of Shares resident in the US.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	297

Other Group information continued
Share-based payment awards
The table below shows the share-based payment awards outstanding under each of the CCE 2010 Incentive Award Plan (2010 Plan), the Long-Term Incentive Plan 2016 and the Long-Term Incentive Plan 2023 (together the “CCEP LTIP”) as at 31 December 2024 and 10 March 2025.

For more details about the share plans and awards granted see Note 23 to the consolidated financial statements on pages 228-229
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2024	Total number of Shares awarded to employees outstanding as at 10 March 2025(B)	Price per Share payable on exercise/ transfer (US$)	Expiration date (dd/mm/yy)
2010 Plan	05/11/15	Option	24,000	6,000	39.00	05/11/25
CCEP LTIP	10/03/22	PSU	828,842	—	—	10/03/25
	10/03/22	RSU	375	—	—	01/03/25
	10/03/22	RSU	42,642	—	—	10/03/25
	05/09/22	PSU	21,704	—	—	10/03/25
	05/09/22	RSU	948	—	—	10/03/25
	13/03/23	PSU	5,252	—	—	10/03/25
	13/03/23	PSU	690,494	689,210	—	12/03/26
	13/03/23	RSU	411	411	—	01/07/25
	13/03/23	RSU	38,504	38,250	—	13/03/26
	10/08/23	PSU	10,072	10,072	—	13/03/26
	10/08/23	RSU	1,524	1,524	—	13/03/26
	14/03/24	RSU	3,387	—	—	15/01/25
	14/03/24	RSU	4,905	—	—	26/02/25
	14/03/24	RSU	3,387	3,387	—	15/01/26
	14/03/24	RSU	4,904	4,904	—	26/02/26
	14/03/24	RSU	6,780	6,780	—	15/01/27
	14/03/24	RSU	4,904	4,904	—	26/02/27
	14/03/24	RSU	4,237	4,237	—	26/02/28
	24/05/24	PSU	630,616	628,914	—	15/03/27
	24/05/24	RSU	1,501	—	—	15/01/25
	24/05/24	RSU	1,501	1,501	—	15/01/26

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2024	Total number of Shares awarded to employees outstanding as at 10 March 2025(B)	Price per Share payable on exercise/ transfer (US$)	Expiration date (dd/mm/yy)
CCEP LTIP	24/05/24	RSU	3,009	3,009	—	15/01/27
	24/05/24	RSU	33,866	33,660	—	15/03/27
	23/08/24	PSU	2,966	2,966	—	13/03/26
	23/08/24	PSU	18,642	18,642	—	15/03/27
	10/12/24	PSU	21,352	21,352	—	15/03/27
	10/12/24	RSU	751	751	—	15/09/26
	10/12/24	RSU	206	206	—	15/03/27
	10/12/24	RSU	752	752	—	15/09/27
A.PSU is performance share unit. RSU is restricted stock unit.
B.When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.
C.The 2022 LTIP award was subject to EPS, ROIC and CO2e reduction performance targets measured over the three year performance period from 1 January 2022 to 31 December 2024 and vested on 10 March 2025. Read more in the Annual report on remuneration on page 136.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	298

Other Group information continued
Share capital history

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January 2022	Opening balance	456,235,032	N/A	456,235,032
1 January to 31 December 2022	Shares issued in connection with the exercise of stock options	482,420	Exercise price per Share ranging from US$23.21 to US$32.51	456,717,452
1 January to 31 December 2022	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	389,001	Nil	457,106,453
1 January to 31 December 2022	Shares cancelled as part of buyback programme	—	—	457,106,453
1 January to 31 December 2023	Shares issued in connection with the exercise of stock options	1,323,879	Exercise price per Share ranging from US$31.46 to US$39.00	458,430,332
1 January to 31 December 2023	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	770,486	Nil	459,200,818
1 January to 31 December 2023	Shares cancelled as part of buyback programme	—	—	459,200,818

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
1 January to 31 December 2024	Shares issued in connection with the exercise of stock options	924,534	Exercise price per Share ranging from US$32.51 to US$39.00	460,125,352
1 January to 31 December 2024	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	821,705	Nil	460,947,057
1 January to 31 December 2024	Shares cancelled as part of buyback programme	—	—	460,947,057
1 January to 10 March 2025	Shares issued in connection with the exercise of stock options	18,000	Exercise price per Share of US$39.00	460,965,057
1 January to 10 March 2025	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	509,382	Nil	461,474,439
1 January to 10 March 2025	Shares cancelled as part of buyback programme	(693,468)	£46.86 million	460,780,971

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	299

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
TCCC and CCEP invest in marketing and sales investments both Above the Line consumer related and Below the Line shopper related with an annual plan agreed and reviewed dynamically as the NARTD and ARTD markets evolve. Marketing support funding programmes entered into with TCCC provide financial support, principally based on our product sales or on the completion of stated requirements, to offset a portion of the cost of our marketing programmes. Except in certain limited circumstances, TCCC has no specified contractual obligation to participate in expenditures for advertising, marketing and other support in our territories.
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

Read more about our relationships with franchisors, see the Risk factors on pages 284-293
Competition
CCEP competes mainly in the manufacturing, sale and distribution of non-alcoholic ready to drink (NARTD) beverages industry and adjacencies, including squashes/cordials, hot beverages and low alcoholic ready to drink (ARTD) beverages. CCEP competes in the Western Europe and APS segments, and primarily manufactures, sells and distributes the products of TCCC, as well as those of other franchisors such as Monster Energy.
CCEP competes mainly with:
•NARTD and non-alcoholic, non-ready to drink (e.g. squashes/cordials and hot beverages) brand and private label manufacturers, sellers and distributors.
•Alcoholic beverage manufacturers, sellers and distributors – in the sense that some of their products may be considered to be substitutes for CCEP’s own products on certain consumer occasions. More recently, CCEP entered the ARTD segment with Jack Daniel’s & Coca-Cola RTD, Absolut Vodka & SPRITE and with further launches such as Bacardi & Coca-Cola RTD planned in the future.
A small number of such companies may also be contracted by CCEP as manufacturers (e.g. co-packers) or commercial partners (e.g. on behalf of which CCEP sells and/or distributes, or which sells and/or distributes on CCEP’s behalf).
CCEP sells and distributes to a wide range of customers, including both physical and online food and beverage retailers, wholesalers and out of retail customers. The market is highly competitive, and all CCEP customers and consumers may choose freely between products of CCEP and its competitors. Many of CCEP’s customers are under increasing competitive pressure, including with the increasing market share of discounters, the growth of e-commerce food and beverage players, increase of private label, growth of Food Service Aggregators and customer consolidation.
CCEP competes with respect to a wide range of commercial factors, including brand awareness, product and packaging innovations, supply chain efficacy, customer service, sales strategy, marketing, and pricing and promotions.
The level of competition faced by CCEP may be affected by, for example; changing customer and consumer product, brand and packaging preferences, shifts in customers’ industries, competitor strategy shifts, new competitor entrants, supplier dynamics, the weather and social, economic, political or other external landscape shifts.
Key factors affecting CCEP’s competitive strength include, for example; CCEP’s strategic choices, investments, partnerships (e.g. with customers, franchisors and suppliers), people management, asset base (e.g. property, plant, fleet, and equipment), technological sophistication and processes and systems.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	300

Other Group information continued
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks these can pose to our business are set out in our Principal risks on pages 66-77 and in our Risk factors on pages 284-293.
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
Our Annual Report on Form 20-F is also available on our website at ir.cocacolaep.com/financial-reports-and-results/integrated-reports. Shareholders may also order a hard copy, free of charge – see Useful addresses on page 321.
Exchange controls
Other than those individuals and entities subject to economic sanctions that may be in force from time to time, we are not aware of any other legislative or legal provision currently in force in the UK, the US, the Netherlands or Spain restricting remittances to non-resident holders of CCEP’s Shares or affecting the import or export of capital for the Company’s use.
Taxation information for shareholders
US federal income taxation to US holders of the ownership and disposition of CCEP Shares
This section summarises the material US federal income tax consequences of owning Shares as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders which may be subject to other rules, including, but not limited to: tax exempt entities, life insurance companies, dealers in securities, traders in securities that elect a mark-to-market method of accounting for securities holdings, holders liable for alternative minimum tax, holders that, directly, indirectly or constructively, hold 10% or more (by vote or by value) of the Company’s stock, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale for US federal income tax purposes, or US holders whose functional currency is not the US dollar. In addition, if a partnership (or an entity treated as a partnership for US federal income tax purposes) holds Shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully below. This summary does not address any aspect of US taxation other than US federal taxation (such as the estate and gift tax, the Medicare tax on net investment income or US state or local tax).
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
A US holder is a beneficial owner of Shares that is, for US federal income tax purposes, (i) a citizen or individual resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income taxation regardless of its source, or (iv) a trust if (1) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust or (2) it was in existence on August 20, 1996 and treated as a US person and has a valid election in effect under applicable US Treasury regulations to continue to be treated as a

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	301

Other Group information continued
US person. A non-US holder is a beneficial owner of Shares that is neither a US holder nor a partnership for US federal income tax purposes.
Taxation of dividends
Subject to the passive foreign investment company (PFIC) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by CCEP out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder will generally constitute “qualified dividend income” and be taxable to the holder at a preferential rate, provided that (i) CCEP is eligible for the benefits of the Treaty, which CCEP believes is the case, (ii) CCEP is not a PFIC (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year and (iii) certain minimum holding period and other requirements are met. US holders should consult their own tax advisors regarding the availability of the preferential dividend tax rate on dividends paid by CCEP.
For US federal income tax purposes, a dividend must be included in income when the US holder actually or constructively receives the dividend. Dividends paid by CCEP to corporate US holders will generally not be eligible for the dividends received deduction. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will generally, be “passive” income for purposes of computing the foreign tax credit allowable to a US holder.
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
PFIC status
A non-US corporation is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Currently, we do not believe that CCEP Shares will be treated as stock of a PFIC for US federal income tax purposes. However, we review this annually, and therefore this conclusion is subject to change in the current taxable year or future taxable years. If CCEP were to be treated as a PFIC for any taxable year (or portion thereof), that is included in the holding period of a US holder, unless a US holder elects to treat CCEP as a “qualified electing fund” (QEF) or to be taxed annually on a mark-to-market basis with respect to its Shares, any gain realised on the sale or exchange of such Shares would in general be treated as ordinary income rather than capital gain. Instead, a US holder would be treated as if he or she had realised such gain rateably over the holding period for Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. In this case, an interest charge in respect of the tax attributable to each such year would apply. Certain distributions would be similarly treated if CCEP were treated as a PFIC. In addition, each US person that is a shareholder of a PFIC may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information.
We do not intend to provide to US holders the information required to make a valid QEF election.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	302

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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	303

Other Group information continued
Distributions on Shares
No UK tax is required to be withheld from cash distributions on Shares paid to US holders. In addition, US holders will not be subject to UK tax in respect of their receipt of cash distributions on their Shares.
Sale, exchange, redemption or other dispositions of Shares
US holders will not be subject to UK tax on capital gains in respect of any gain realised by such US holders on a sale, exchange, redemption or other disposition of their Shares (and the UK rules relating to non-resident taxation of disposals of shares in “UK property rich” companies are not expected to apply with respect to the Shares, and would in any event only apply to a non-UK holder who holds (together with connected persons) 25% or more of the shares in a relevant “UK property rich” company). Special rules may apply to individual US holders which have ceased to be resident in the UK for tax purposes and who make a disposition of their Shares while UK non-resident before becoming once again resident in the UK for tax purposes within five years from departure.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	304

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
The financial results presented herein reflect the acquisitions of Coca-Cola Amatil Limited on 10 May 2021 and Coca-Cola Beverages Philippines, Inc. on
23 February 2024.

	2024	2023	2022	2021	2020
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	20,438	18,302	17,320	13,763	10,606
Cost of sales	(13,227)	(11,582)	(11,096)	(8,677)	(6,871)
Gross profit	7,211	6,720	6,224	5,086	3,735
Selling and distribution expenses	(3,345)	(3,178)	(2,984)	(2,496)	(1,939)
Administrative expenses	(1,734)	(1,310)	(1,250)	(1,074)	(983)
Other income	—	107	96	—	—
Operating profit	2,132	2,339	2,086	1,516	813
Finance income	85	65	67	43	33
Finance costs	(272)	(185)	(181)	(172)	(144)
Total finance costs, net	(187)	(120)	(114)	(129)	(111)
Non-operating items	(9)	(16)	(15)	(5)	(7)
Profit before taxes	1,936	2,203	1,957	1,382	695
Taxes	(492)	(534)	(436)	(394)	(197)
Profit after taxes	1,444	1,669	1,521	988	498

	2024	2023	2022	2021	2020
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	24,462	22,649	22,770	23,330	15,161
Current assets	6,638	6,605	6,543	5,760	4,076
Total assets	31,100	29,254	29,313	29,090	19,237
Non-current liabilities	13,966	14,000	14,553	15,787	9,072
Current liabilities	8,149	7,278	7,313	6,093	4,140
Total liabilities	22,115	21,278	21,866	21,880	13,212
Total equity	8,985	7,976	7,447	7,210	6,025
Total equity and liabilities	31,100	29,254	29,313	29,090	19,237

Capital stock data
Number of Shares (in millions)	461	459	457	456	455
Share capital (in € million)	5	5	5	5	5
Share premium (in € million)	307	276	234	220	192

Per share data
Basic earnings per Share (€)	3.08	3.64	3.30	2.15	1.09
Diluted earnings per Share (€)	3.08	3.63	3.29	2.15	1.09
Dividends per Share (€)	1.97	1.84	1.68	1.40	0.85

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	305

Other Group information continued
Operations review
Revenue
Revenue increased by €2.1 billion, or 11.7%, from €18.3 billion in 2023 to
€20.4 billion in 2024. Refer to the Business and financial review for a discussion of significant factors that impacted revenue in 2024, as compared to 2023.
2023 vs 2022
Refer to Other Information – Other Group information – Operations review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Volume
Refer to the Business and financial review for a discussion of significant factors that impacted volume in 2024, as compared to 2023.
2023 vs 2022
Refer to Other Information – Other Group information – Operations review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Cost of sales
On a reported basis, cost of sales increased 14.2%, from €11.6 billion in 2023 to €13.2 billion in 2024. Refer to the Business and financial review for a discussion of significant factors that impacted cost of sales in 2024, as compared to 2023.
2023 vs 2022
Refer to Other Information – Other Group information – Operations review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2024	2023
	€ million	€ million
Selling and distribution expenses	3,345	3,178
Administrative expenses	1,734	1,310
Total	5,079	4,488
On a reported basis, total operating expenses increased by 13.2% from €4.5 billion in 2023 to €5.1 billion in 2024.
Selling and distribution expenses increased by €167 million, or 5.3%, versus 2023, primarily driven by the inclusion of CCBPI, continued inflationary pressures on labour and haulage, as well as optimised investment in sales marketing to support our top line growth.
Administrative expenses increased by €424 million, or 32.4%, versus 2023, mainly reflecting the inclusion of CCBPI, increased inflation, the expense recognised in relation to the impairment of our Indonesia CGU and restructuring charges related to business transformation activities, partially offset by discretionary spend optimisation and the delivery of our ongoing efficiency programmes.
2023 vs 2022
Refer to Other Information – Other Group information – Operations review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Finance costs, net
Finance costs, net totalled €187 million and €120 million in 2024 and 2023, respectively. The following table summarises the primary items impacting our interest expense during the periods presented:

	2024	2023
Average outstanding debt balance (€ million)	11,459	11,761
Weighted average cost of debt during the year	2.1%	1.6%
Fixed rate debt (% of portfolio)	90%	89%
Floating rate debt (% of portfolio)	10%	11%
Non-operating items
Non-operating items represented an expense of €9 million in 2024 and an expense of €16 million in 2023. Non-operating expenses include remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and reflect the impact of any derivative instruments utilised to hedge the foreign currency movements of the underlying financing transactions. Non-operating items also include the Group’s share of the profit or loss after tax of equity accounted investments and impairments.
Tax expense
In 2024, our reported effective tax rate was 25.4%. The increase from 2023 is largely due to the impact of non-UK operations, which is substantially offset by prior period adjustments.
In 2023, our reported effective tax rate was 24.2%. The increase from 2022 is largely due to the increase in the UK statutory tax rate to a weighted average of 23.5% and the review of uncertain tax positions.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	306

Other Group information continued
Cash flow and liquidity review
Liquidity and capital resources
Our sources of capital include, but are not limited to, cash flows from operating activities, public and private issuances of debt and equity securities and bank borrowings. Based on information currently available, we do not believe we are at significant risk of default by our counterparties.
The Group satisfies seasonal working capital needs and other financing requirements with operating cash flows, cash on hand, short-term borrowings and a line of credit.
The Group assumed as part of the Acquisition borrowings and leases of
€69 million. In February 2024, in connection with the Acquisition, the Group entered into a term loan facility agreement with the Bank of Philippine Islands. A term loan facility in an aggregate amount of US$500 million was made available under the agreement to be utilised in PHP. On 20 February 2024, the Group drew down a PHP23.5 billion (US$420 million) loan under the facility with a maturity date of 20 February 2034. The vast majority of the balance (90% of the total principal amount) is repayable in full upon maturity. In April 2024, the remaining undrawn portion of this facility was subsequently cancelled.
In September 2024, the Group issued €600 million 3.250% Notes due 2032.
In December 2024, the Group entered into a short-term loan agreement with Metropolitan Bank and Trust Company and drew down PHP2.0 billion payable in full upon maturity in December 2025.
At 31 December 2024, the Group had €1,230 million in third party debt maturities outstanding in the next 12 months, €1,150 million in the form of Euro denominated notes, €31 million of Australian dollar denominated notes and €49 million of Philippine peso denominated loans. No short-term commercial papers were issued as at 31 December 2024. In addition to using operating cash flows and cash on hand, the Group may repay its short-term obligations by issuing more debt, which may take the form of commercial paper and/or longer-term debt. Further details regarding the level of borrowings at the year end are provided in Note 15 of the consolidated financial statements.
In line with our commitments to deliver long-term value to shareholders, in May and December 2024 the Group paid interim dividends of €0.74 and €1.23 per Share, respectively, maintaining an annualised dividend payout ratio of approximately 50%. For the year ended 31 December 2024, dividend payments totalled €910 million.
There were no payments related to share buyback activity in 2024.
Credit ratings and covenants
The Group’s credit ratings are periodically reviewed by rating agencies. The ratings outlook from Moody’s and Fitch is stable and continues to be investment-grade as at the end of 2024. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of cash flow activities
2024
During 2024, our primary sources of cash included: (1) €3,061 million from operating activities, net of cash payments related to restructuring programmes of €105 million and contributions to our defined benefit pension plans of €40 million; (2) proceeds from borrowings, net of issuance costs of €1,008 million; (3) proceeds of €66 million related to the settlement of debt-related cross currency swaps; (4) proceeds of €15 million primarily related to the sales of property, plant and equipment; (5) proceeds from investments in short-term financial assets of €420 million and (6) proceeds from a non-controlling shareholder (Aboitiz Equity Ventures Inc.) relating to the acquisition of CCBPI of €468 million.
Our primary uses of cash were: (1) repayments on borrowings of €1,207 million, repayments of principal on lease obligations of €157 million (refer to Financing activities below) and net interest payments of €175 million; (2) dividend payments of €910 million; (3) spend on property, plant and equipment of €791 million and software of €148 million and (4) acquisition of CCBPI bottling operations, net of cash acquired of €1,524 million.
2023
During 2023, our primary sources of cash included: (1) €2,806 million from operating activities, net of cash payments related to restructuring programmes of €104 million and contributions to our defined benefit pension plans of
€32 million; (2) proceeds from borrowings, net of issuance costs of €694 million;
(3) proceeds of €69 million related to the settlement of debt-related cross currency swaps; (4) proceeds of €101 million primarily related to the sales of property; (5) proceeds of €37 million related to the sale of certain non-alcoholic ready to drink brands to TCCC and (6) proceeds of €35 million related to the sale of sub-strata and associated mineral rights in Australia.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	307

Other Group information continued
Our primary uses of cash were: (1) repayments on borrowings of €1,159 million, repayments of principal on lease obligations of €148 million (refer to Financing activities below) and net interest payments of €124 million; (2) dividend payments of €841 million; (3) spend on property, plant and equipment of €672 million and software of €140 million; (4) investments in short-term financial assets of
€342 million and (5) acquisition of non-controlling interest of €282 million.
The discussion of our 2022 cash flow activities has not been included as this can be found under Other Information – Other Group information – Cash flow and liquidity review of the 2022 Annual Report on Form 20-F, filed on 17 March 2023.
Operating activities
2024 vs 2023
Our cash derived from operating activities totalled €3,061 million in 2024 versus €2,806 million in 2023. This increase reflects the impact of the newly acquired CCBPI operations, increased revenue performance and working capital improvements initiatives.
2023 vs 2022
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Investing activities
2024 vs 2023
During 2024, proceeds related to sales of property, plant and equipment totalled €15 million. Net inflows related to short-term investments were €420 million.
Capital asset investments represent a primary use of cash in our investing activities. The following table summarises the capital investments for the periods presented:

	2024	2023
	€ million	€ million
Supply chain infrastructure	587	532
Cold drink equipment	135	110
Fleet and other	69	30
Total capital asset investments	791	672
Investments in supply chain infrastructure relate to investments in our manufacturing and distribution facilities. In addition, during 2024, the Group spent €148 million
(2023: €140 million) on capitalised development activity, primarily in relation to the continuation of our business capability programme and further investments in technology and digitisation.
During 2025, we expect our capital expenditures to be invested in similar categories as those listed in the table above. While the level of capital expenditure is uncertain, we expect that our operating cash flows, cash on hand and available short-term capital resources will be sufficient to fund future capital expenditures.
Cash outflows related to the acquisition of CCBPI bottling operations, net of cash acquired totalled €1,524 million.
2023 vs 2022
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Financing activities
2024 vs 2023
Our net cash used in financing activities totalled €973 million in 2024. In 2023, net cash used in financing activities totalled €1,822 million.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of debt	Maturity date	Rate	2024	2023
€600 million	March 2032	3.250%	594	—
PHP Term loan	February 2034	6.5516%(C)	382	—
PHP2.0 billion	December 2025	5.750%	32	—
€700 million	December 2030	3.875%	—	694
Total issuances of debt, less short-term borrowings, net of issuance costs			1,008	694
Net issuances of short-term borrowings	—	(A)	—	—
Total issuances of debt, net			1,008	694

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	308

Other Group information continued

Payments on debt	Maturity date	Rate	2024	2023
€500 million	May 2024	1.125%	(500)	—
US$650 million	May 2024	0.800%	(606)	—
A$100 million	April 2024	3.500%	(61)	—
PHP3.5 billion(B)	February 2025	6.000%	(40)	—
$850 million	May 2023	0.500%	—	(775)
US$25 million	October 2023	4.340%	—	(17)
US$25 million	October 2023	4.340%	—	(17)
€350 million	November 2023	2.625%	—	(350)
Lease obligations		—	(157)	(148)
Total repayments on third party borrowings, less short-term borrowings			(1,364)	(1,307)
Net payments of short-term borrowings	—	(A)	—	—
Total payments on debt			(1,364)	(1,307)
A.These amounts represent short-term euro commercial paper with varying interest rates. In 2024, changes in short-term borrowings include €10,074 million of newly issued and €10,074 million of repaid euro commercial paper. In 2023, changes in short-term borrowings included €6,810 million and €6,810 million of newly issued and repaid euro commercial paper, respectively.
B.In 2024, the Group partially repaid PHP2.5 billion related to PHP3.5 billion 6.00% Loan 2025 assumed as part of the Acquisition.
C.Interest rate resets after second and fifth year.
Our financing activities during 2024 included dividend payments totalling
€910 million, based on dividend per Share of €0.74 for the first half of 2024 and dividend per Share of €1.23 for the second half of 2024. In 2023, dividend payments totalled €841 million.
There were no payments under the share buyback programme in 2024 and 2023.
There were no drawdowns from our credit facility in 2024 and 2023. The facility remained undrawn as at 31 December 2024 and 31 December 2023, respectively.
During 2024, our financing activities also included proceeds of €468 million received from a non-controlling shareholder relating to the Acquisition. Further details are provided in Note 18 of the consolidated financial statements.
Lease obligations
During the year ended 31 December 2024 and 31 December 2023, total cash outflows from payments of principal on lease obligations were €157 million and €148 million, respectively.
2023 vs 2022
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Raw materials
CCEP purchases concentrates and syrups from TCCC and other franchisors to manufacture products. In addition, the Group purchases sweeteners, juices, coffee, mineral waters, finished product, carbon dioxide, fuel, pallets, ocean freight, haulage, virgin and recycled PET (plastic) preforms, glass, aluminium and plastic bottles, aluminium and steel cans, pouches, closures, post-mix and packaging materials. The Group generally purchases raw materials, other than concentrates, syrups and mineral waters, from multiple suppliers. The product licensing and bottling agreements with TCCC and agreements with some of our other franchisors provide that all authorised containers, closures, cases, cartons and other packages, and labels for their products must be purchased from manufacturers approved by the respective franchisor. The principal sweetener we use is sugar derived from sugar beets in Europe and sugar cane in APS. Our sugar purchases are made from multiple suppliers. The Group does not separately purchase low-calorie sweeteners because sweeteners for low-calorie beverage products are contained in the concentrates or syrups we purchase.
The Group produces most of its plastic bottle requirements within the production facilities, approximately 60% from using preforms purchased from multiple suppliers and the remainder from self-manufactured preforms. The Group believes the self-manufacture of certain packages serves to ensure supply and to reduce or manage costs. The Group manages its continuity of materials and supplies closely, although, the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	309

Other Group information continued
Contractual obligations
The following table reflects the Group's contractual obligations as at 31 December 2024:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings and interest obligations(A)	11,886	1,376	2,332	2,916	5,262
Lease obligations(B)	872	211	287	156	218
Purchase agreements(C)	466	127	187	120	32
	13,224	1,714	2,806	3,192	5,512
A.These amounts represent the Group’s scheduled debt maturities and estimated interest payments related to the Group’s borrowings, excluding leases. Refer to Note 15 of the consolidated financial statements for further details about the borrowings of CCEP. Interest on fixed rate debt has been calculated based on applicable rates and payment dates. Interest on variable rate debt has been calculated using the forward interest rate curve. Refer to Note 28 of the consolidated financial statements for further details about financial risk management within CCEP.
B.These amounts represent the Group’s future lease payments including amounts representing interest, obligations related to lease agreements committed to but not yet commenced and lease payments due under non-cancellable short-term or low value lease agreements.
C.These amounts represent non-cancellable purchase agreements with various suppliers that are enforceable and legally binding and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria. In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €195 million as at 31 December 2024. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time. These are excluded from the table above. The Group expects that the net cash flows generated from operating activities will be able to meet these liabilities as they fall due.
The above table does not include the impact of contractual obligations related to derivative financial instruments. A table containing this information is presented in Note 28 of the consolidated financial statements. Furthermore, the exact timing of our tax provisions is not certain and these have been excluded from the above table. Refer to Note 22 of the consolidated financial statements for further information.
The above table also does not reflect employee benefit liabilities of €179 million, which include current liabilities of €7 million and non-current liabilities of
€172 million as at 31 December 2024. Refer to Note 17 of the consolidated financial statements for further information.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	310

Other Group information continued
Properties
The Group’s principal properties include production facilities, distribution and logistics centres, shared service centres, business unit headquarter offices and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2024:

	Great Britain	France	Belgium/ Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	1	—	—	—	—	—	2	1	—	4
Owned	4	5	3	1	1	1	14	10	2	41
Total	5	5	3	1	1	1	16	11	2	45
Distribution and logistics facilities
Leased	1	—	1	—	1	—	14	3	—	20
Owned	—	—	—	—	—	—	6	4	—	10
Total	1	—	1	—	1	—	20	7	—	30
Corporate offices and business unit headquarters
Leased	2	1	1	1	—	—	1	3	—	9
Owned	—	—	—	—	—	—	—	—	—	—
Total	2	1	1	1	—	—	1	3	—	9

	Australia	New Zealand and Pacific Islands	Indonesia and Papua New Guinea	Philippines	Total
Production facilities(A)(B)
Leased	9	5	—	—	14
Owned	3	6	11	18	38
Total	12	11	11	18	52
Distribution and logistics facilities
Leased	8	5	8	13	34
Owned	2	1	2	8	13
Total	10	6	10	21	47
Corporate offices and business unit headquarters
Leased	1	—	—	1	2
Owned	—	1	1	—	2
Total	1	1	1	1	4
A.All production facilities are a combination of production and warehouse facilities.
B.Production facilities include NARTD, alcoholic beverage and other production facilities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	311

Other Group information continued
The Group operates one shared service centre organisation, spread across two locations in Bulgaria and one in the Philippines.
The Group’s principal properties cover approximately 4.9 million square metres in the aggregate of which 0.9 million square metres is leased and 4.0 million square metres is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2024, the Group operated approximately 12,700 vehicles of various types, the majority of which are leased. The Group also owned approximately 1.5 million pieces of cold drink equipment, principally coolers and vending machines.
Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e) under the Exchange Act, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US SEC’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at 31 December 2024. Based on that evaluation, the Group’s CEO and CFO have concluded that the Group’s disclosure controls and procedures were effective.
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
The Group has excluded Coca-Cola Beverages Philippines, Inc. (CCBPI), which was jointly acquired with Aboitiz Equity Ventures Inc. on 23 February 2024 through a special purpose vehicle, CCEP Aboitiz Beverages Philippines, Inc. (CABPI), from its assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2024. As a result, 4% and 6% of total assets and net assets of the Group related to CCBPI, respectively, as of
31 December 2024 and 8% and 7% of revenues and net income of the Group related to CCBPI, respectively, for the year then ended have been excluded from the assessment of internal control over financial reporting. Under the guidelines established by the U.S. Securities and Exchange Commission, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	312

Other Group information continued
Management, with the participation of the CEO and CFO, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2024, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2024 was effective. Ernst & Young LLP (EY), the Group’s independent registered public accounting firm, has issued a report on the Group’s internal control over financial reporting as at 31 December 2024, which is set out on page 172.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2024 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Auditor’s fees and services
The Audit Committee of the Company has established policies and procedures for the engagement of the independent registered public accounting firm,
Ernst & Young LLP (Auditor Firm ID: 1438), to render audit and non-audit services. The policies provide for pre-approval by the Audit Committee of non-audit services that are not prohibited by regulatory or other professional requirements. Ernst & Young are engaged for these services when its expertise and experience of CCEP are important.
Under the policy, pre-approval is required for all non-audit services including the following categories: advice on accounting, auditing and financial reporting matters; internal accounting and risk management control reviews (excluding any services relating to information systems design and implementation); non-statutory audit; project assurance and advice on business and accounting process improvement (excluding any services relating to information systems design and implementation relating to CCEP’s financial statements or accounting records); due diligence in connection with acquisitions, disposals and arrangements in which two or more parties have joint control (excluding valuation or involvement in prospective financial information); income tax and indirect tax compliance and advisory services; employee tax services (excluding tax services that could impair independence); provision of, or access to, Ernst & Young publications, workshops, seminars and other training materials; provision of reports from data gathered on non-financial policies and information; and assistance with understanding non-financial regulatory requirements.
The Audit Committee evaluates the performance of the auditor each year. The audit fees payable to Ernst & Young are reviewed by the committee in the context of other global companies for cost effectiveness. The committee keeps under review the scope and results of audit work and the independence and objectivity of the auditors. External regulation and CCEP policy require the auditors to rotate their lead audit partner every five years. Details of fees for services provided by the auditor are provided in Note 19 of the consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	313

Form 20-F table of cross references

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	B – Capitalisation and indebtedness	n/a
	C – Reasons for the offer and use of proceeds	n/a
	D – Risk factors	284-293
Item 4	Information on the Company
	A – History and development of the Company	178, 294, 300, 321
	B – Business overview	2, 4, 13, 80-93, 179-180,184-185, 300, 304-309
	C – Organisational structure	237-242
	D – Property, plants and equipment	190-193, 307, 310
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A – Operating results	82-87, 90-91, 304-305
	B – Liquidity and capital resources	88-90, 306-308
	C – Research and development, patents and licences, etc.	151
	D – Trend information	2, 13, 82-93
	E – Critical Accounting Estimates	n/a
Item 6	Directors, Senior Management and Employees
	A – Directors and senior management	96-105, 294
	B – Compensation	132-148, 250
	C – Board practices	96-105, 122-129, 132-148, 294
	D – Employees	219, 294
	E – Share ownership	144-145, 228-229, 294
	F – Recovery of Erroneously Awarded Compensation	n/a
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	151
	B – Related Party Transactions	220-222
	C – Interests of experts and counsel	n/a

Page
Item 8	Financial Information
	A – Consolidated Statements and Other Financial Information	167-242, 304-310
	B – Significant Changes	236
Item 9	The Offer and Listing
	A – Offer and listing details	295
	B – Plan of distribution	n/a
	C – Markets	295
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the issue	n/a
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and articles of association	150, 300
	C – Material contracts	300
	D – Exchange controls	300
	E – Taxation	300-303
	F – Dividends and paying agents	n/a
	G – Statement by experts	n/a
	H – Documents on display	300
	I – Subsidiary Information	237-242
	J - Annual Report to Security Holders	n/a
Item 11	Quantitative and Qualitative Disclosures about Market Risk	233-236
Item 12	Description of Securities Other than Equity Securities
	A – Debt Securities	n/a
	B – Warrants and Rights	n/a
	C – Other Securities	n/a
	D – American Depository Shares	n/a

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	314

Form 20-F table of cross references continued

Page

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	172, 311-312
Item 16A	Audit Committee Financial Expert	123
Item 16B	Code of Ethics	108
Item 16C	Principal Accountant Fees and Services	219, 312
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	n/a
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	107-109
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J	Insider Trading Policies	294
Item 16K	Cybersecurity	76-77
Part III
Item 17	Financial Statements	167-242
Item 18	Financial Statements	n/a
Item 19	Exhibits	315

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	315

Exhibits
The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 99.1 to CCEP’s Form 6-K filed with the SEC on May 30, 2019).
Exhibit 2	Description of rights attached to each class of CCEP securities registered under Section 12 of the Exchange Act as at 31 December 2024.
Exhibit 3
Shareholders’ Agreement by and among the Company, Olive Partners, S.A., European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG (incorporated by reference to Annex C to the proxy statement/prospectus contained in CCEP’s Form F-4/A registration statement filed with the SEC on April 11, 2016).

Exhibit 4.1	Coca-Cola European Partners plc Long-Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.1 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.2	Coca-Cola Europacific Partners plc Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K filed with the SEC on April 12, 2023).
Exhibit 4.3	Rules of the Coca-Cola Enterprises Belgium/Coca-Cola Enterprises Services Belgian and Luxembourg Share Savings Plan (incorporated by reference to Exhibit 4.3 to CCEP’s Form S-8 registration statement filed with the SEC on June 1, 2016).
Exhibit 4.4	Trust Deed and Rules of Coca-Cola Enterprises UK Share Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 registration statement filed with the SEC on June 1, 2016).
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

Exhibit 8	List of Subsidiaries of the Company (included in Note 30 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 11.1	Insider Trading Policy.
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell.
Exhibit 12.2	Rule 13a-14(a) Certification of Ed Walker.
Exhibit 13	Rule 13a-14(b) Certifications.
Exhibit 15.1	Consent of Ernst & Young LLP, UK.
Exhibit 97	Coca-Cola Europacific Partners plc Policy on Recoupment of Incentive Compensation (approved by the Board on 18 October 2023) (incorporated by reference to Exhibit 97 to the Registrant’s Form 20-F filed with the SEC on March 15, 2024).
Exhibit 101.INS	XBRL Instance Document.
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document.
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	316

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.
Coca-Cola Europacific Partners plc
/s/ Damian Gammell
Damian Gammell
Chief Executive Officer
21 March 2025

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	317

Glossary

Unless the context otherwise requires, the following terms have the meanings shown below.

2010 Plan	CCE 2010 Incentive Award Plan
AEV	Aboitiz Equity Ventures Inc.
the Acquisition	On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC).
AFH	Away from home channel
AGM	Annual General Meeting
AI	Artificial intelligence
API	Australia, Pacific and Indonesia region incorporating Coca-Cola Amatil Limited and its subsidiaries and business unit
APS	Australia, Pacific and South East Asia region and renamed APS business unit following the Acquisition
ARR	Annual report on remuneration
ARTD	alcoholic ready to drink
Articles	Articles of Association of Coca-Cola Europacific Partners plc
ATC	Affiliated Transaction Committee
AWS	Alliance for Water Stewardship
B2B	business to business
BCP	business continuity planning
BIER	Beverage Industry Environmental Roundtable
Board	Board of Directors of Coca-Cola Europacific Partners plc
BPF	Business Performance Factor
BU	a business unit of the Group
Capex	capital expenditure
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEG or Coca-Cola Erfrischungsgetränke	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)

CCEP or the Group	Coca-Cola Europacific Partners plc (registered in England and Wales number 09717350) and its subsidiaries and subsidiary undertakings from time to time
CCEP LTIP	the Long-Term Incentive Plan 2016 and the Long Term Incentive Plan 2023
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)
CCL	Coca-Cola Amatil Limited
CCO	Chief Compliance Officer
CDE	cold drink equipment
CDP	formerly Carbon Disclosure Project, name shortened to CDP in 2013
CEO	Chief Executive Officer (of Coca-Cola Europacific Partners plc)
CFO	Chief Financial Officer (of Coca-Cola Europacific Partners plc)
Chairman	the Chairman of Coca-Cola Europacific Partners plc
CHP	Combined heat and power
CGU	cash generating unit
CIO	Chief Information Officer (of Coca-Cola Europacific Partners plc)
CISO	Chief Information Security Officer (of Coca-Cola Europacific Partners plc)
CNG	Compressed natural gas
Cobega	Cobega, S.A.
CoC	Code of Conduct
Coca-Cola system	comprises The Coca-Cola Company and around 220 bottling partners worldwide
the Code	UK Corporate Governance Code 2018
CODM	chief operating decision maker
Committee(s)	the five Committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Environmental, Social and Governance and Affiliated Transaction Committees

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	318

Glossary continued

Committee Chairman/Chairmen or Chair	the Chairman/Chairmen of the Committee(s)
Committee member(s)	member(s) of the Committees
Companies Act	the UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola Europacific Partners plc
Company Secretary	Company Secretary (of Coca-Cola Europacific Partners plc)
CRC	Compliance and Risk Committee, a management committee chaired by the Chief Compliance Officer
Cumulative operating profit	the Group’s consolidated operating profit aggregated over the horizon considered
DCCEEW	Department of Climate Change, Energy, the Environment and Water
Deloitte	Deloitte LLP
DESNZ	Department for Energy Security and Net Zero
Director(s)	a (the) Director(s) of Coca-Cola Europacific Partners plc
DMA	Double materiality assessment
DRS	deposit return scheme(s)
DTC	Depository Trust Company
DTRs	the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EACs	Energy Attribute Certificates
EBITDA	earnings before interest, tax, depreciation and amortisation
ECON 19	Energy Consumption Guide 19
EcoVadis	provider of business sustainability ratings
EFRAG	European Financial Reporting Advisory Group
EFSA	European Food Safety Authority
EIR	effective interest rate
ELT	Executive Leadership Team
EPR	Extended Producer Responsibility
EPS	earnings per share
ERA	enterprise risk assessment

ERM	enterprise risk management
ESG	Environmental, Social and Governance
ESPP	Employee Share Purchase Plan
ESRS	European Sustainability Reporting Standards
EU	European Union
European Refreshments or ER	European Refreshments Unlimited Company, a wholly-owned subsidiary of TCCC
EWRA	Enterprise Water Risk Assessment
Exchange Act	the US Securities Exchange Act of 1934
Executive Leadership Team or ELT	the CEO and his senior leadership direct reports
EY	Ernst & Young LLP
FAWVA	Facility Water Vulnerability Assessment
FCPA	US Foreign Corrupt Practices Act of 1977
FLAG	Forest, Land and Agriculture
FMCG	fast moving consumer goods
FSC	Forest Stewardship Council
FPI	foreign private issuer, a term that applies to a company under the rules of the Nasdaq Stock Exchange that is not a domestic US company
FRC	the Financial Reporting Council
FX	Foreign exchange
GB	Great Britain
GB Scheme	the Great Britain defined benefit pension plan
GHG	Greenhouse gas
GoOs	Guarantees of Origin
GRI	Global Reporting Initiative
Group or CCEP	Coca-Cola Europacific Partners plc and its subsidiaries and subsidiary undertakings from time to time
GWPs	Global Warming potentials
HMRC	His Majesty’s Revenue and Customs, the UK’s tax authority
IAS	International Accounting Standards

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	319

Glossary continued

IASB	International Accounting Standards Board
IBR	incremental borrowing rate
ID&E	Inclusion, Diversity & Equity
IEA	International Energy Agency
IFRS	International Financial Reporting Standards
INEDs	Independent Non-executive Directors of Coca-Cola Europacific Partners plc
IPBES	Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services
IPF	Individual Performance Factor
IRC	the US Internal Revenue Code of 1986, as amended
IRS	US Internal Revenue Service
ISO	International Organization for Standardization
ISO 14001	International standard for environmental management systems
ISO 22301	International standard for Business Continuity and Resilience
IT	information technology
KORE	The Coca-Cola Operating Requirements
KPI	key performance indicator
Leadership locations	NARTD Production Facilities which rely on vulnerable water sources or have high water dependancy
LGBTQ+	pertaining collectively to people who identify as lesbian, gay, bisexual, or transgender, and to people who identify as queer or with gender expressions outside perceived societal norms, including non-binary, intersex and questioning of their gender identity and/or sexual orientation, along with their allies
LGCs	Large-scale Generation Certificates
LPG	Liquid petroleum gas
LSE	London Stock Exchange
LTI	long-term incentive
LTIP	Long-Term Incentive Plan
LTIR	lost time incident rate
M&A	merger and acquisition(s)

Merger	the formation of Coca-Cola European Partners plc on 28 May 2016 through the combination of the businesses of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A. and Coca-Cola Erfrischungsgetränke GmbH
NARTD	non-alcoholic ready to drink
Nasdaq	The Nasdaq Stock Market
Nasdaq Rules	the corporate governance rules of Nasdaq
NEDs	Non-executive Directors of Coca-Cola Europacific Partners plc
NGO	non-governmental organisation
OCI	other comprehensive income
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
Official List
the Official List is the list maintained by the Financial Conduct Authority of securities issued by companies for the purpose of those securities being traded on a UK regulated market such as London Stock Exchange

Olive Partners	Olive Partners, S.A.
Opex	operating expenditure
OT	operational technology
Packageless	Dispensed solutions for serving drinks without packaging such as fountain or Coca-Cola Freestyle
Pack mix	the packaging portfolio mix of beverages
Parent Company or Company	Coca-Cola Europacific Partners plc
Paris Agreement	the agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference
Partnership	the partnership agreement entered into between the Group, the GB Scheme and CCEP Scottish Limited Partnership to support a long-term funding arrangement
PEFC	Programme for the Endorsement of Forest Certification
PET	polyethylene terephthalate
PFIC	passive foreign investment company

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	320

Glossary continued

PHEV	Plug-in hybrid electric vehicles
PPAs	Power Purchase Agreements
PRN	packaging recovery notes
PRO	Producer Responsibility Organisation
PSA	Principles of Sustainable Agriculture
PSU	performance share unit
RAS	Risk appetite statement
RGB	returnable/refillable glass bottle
ROIC	return on invested capital
Recycled material	post-consumer materials collected from consumers which are reused as new raw material in our packaging
REGOs	Renewable Energy Guarantees of Origin
rPET	Recycled PET
RSP	CCEP’s Responsible Sourcing Policy, launched in 2022
RTD	ready to drink
RSU	restricted stock unit
S&P 500	Standard & Poor’s 500
SBTi	Science Based Targets initiative
SBTN	Science Based Targets Network
SDRT	Stamp Duty Reserve Tax
SEC	Securities and Exchange Commission of the US
SGP	Supplier Guiding Principles
Shares	ordinary shares of €0.01 each of Coca-Cola Europacific Partners plc
SID	Senior Independent Director
SKU	stock keeping unit
SOX or the Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002
the Spanish Stock Exchanges	the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges
SPO	CCEP’s Sustainable Packaging Office
SSC	Sustainability Steering Committee

SSPs	Shared socioeconomic pathways
SVA	Source water vulnerability assessment
TCCC	The Coca-Cola Company
TCCF	The Coca-Cola Foundation
TCFD	Task Force on Climate-related Financial Disclosures
TIGRs	Tradable Instruments for Global Renewables
TIR	total incident rate
TNFD	Taskforce on Nature-related Financial Disclosures
TSR	total shareholder return
UK Listing Rules or UKLRs	the listing rules of the UK Financial Conduct Authority
UKBA	UK Bribery Act 2010
UNESDA	Union of European Soft Drinks Associations
UN	United Nations
unit case	approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit
VAT	value added tax
VWBA	Volumetric Water Benefit Accounting
WBCSD	World Business Council for Sustainable Development
WEEE	EU Directive on Waste from Electrical and Electronic Equipment
WHO	World Health Organisation
WMP	Water management plan
WRI	World Resources Institute
WRI/WBCSD GHG Protocol or GHG Protocol	the GHG Protocol is the internationally recognised, standard framework for measuring greenhouse gas (GHG) emissions from private and public sector operations and their value chains
WTT	Well-To-Tank

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	321

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
Report ordering
Shareholders who would like a paper copy of the Annual Report, which will be despatched on or around 10 April 2025, can make their request by post to the Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom or by making a request via ir.cocacolaep.com/financial-reports-and-results/integrated-reports or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US) 1-800-579-1639 or (outside the US) +1-800-579-1639 quoting their 16 digit control number.
Agent for service of process in the US
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

Strategic Report	Governance and Directors’ Report	Financial Statements	Further Sustainability Information	Other Information	Coca-Cola Europacific Partners plc 2024 Annual Report and Form 20-F	322

Forward-looking statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward-looking statements include, but are not limited to, those set forth in the “Risk Factors” section of this 2024 Annual Report on Form 20-F, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.
Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives and capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.