Form 20-F
period 2025-12-31
COCA-COLA EUROPACIFIC PARTNERS plc
filed 2026-03-13
CIK 1650107

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(MarkOne)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the fiscal year ended December 31, 2025
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 449,086,551 Ordinary Shares of €0.01 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Coca-Cola
EUROPACIFIC
PARTNERS

RETORNABLE
Tengo hasta 25 vidas
Coca-Cola
SABOR ORIGINAL
Deliciosa y Refrescante
RETORNABLE
Tengo hasta 25 vidas
ZERO AZÚCAR
SIN CALORÍAS

ANNUAL REPORT AND FORM 20-F 2025

A global business with a local footprint

Whether it’s a global icon like Coca-Cola or
Monster, or a regional favourite, our great
drinks are made by people locally for local
consumers. This unique footprint gives us a
deep understanding of our markets,
customers and communities and is the
foundation of our success.

Find out how we make, move and sell our drinks and support our communities locally. Scan the QR code to read the report in full.
www.cocacolaep.com/investors/financial-reports-and- results/latest-annual-report/

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
1

In this year’s report

1
Strategic Report
2	Who we are
3	Our performance indicators
4	Chairman’s letter
6	CEO’s letter
8	Our operations
9	Our business model
10	Our market drivers
11	Our strategy
12	– Great brands
16	– Great people
20	– Great execution
24	– Done sustainably
28	Stakeholder engagement
30	Section 172(1) statement from the Directors
32	Principal risks
43	Viability statement
44	Non-financial and sustainability information statement
45	UK Listing Rule 6.6.6R(8) – TCFD compliance statement
46	Business and financial review

Throughout the report look out for these:
Reference to ESRS-linked disclosure standard number throughout the report.	Reference to other pages within the report.

Reference to ESRS-linked disclosure located outside the sustainability statement and incorporated by reference consistent with ESRS standards throughout the report.	Reference to sustainability information within the report.

Reference to web link.

59
Governance and Directors’ Report
60	Chairman’s introduction
61	Board of Directors
62	Directors’ biographies
68	Senior management team
69	Corporate governance report
80	Nomination Committee report
85	Audit Committee report
91	ESG Committee report
93	Statement from the Remuneration Committee Chairman
96	Overview of remuneration policy
97	Remuneration policy
106	Remuneration at a glance
107	Annual report on remuneration
120	Directors’ report
124	Directors’ responsibility statement

125
Financial Statements
126	Independent auditor’s report
141	Consolidated financial statements
146	Notes to the consolidated financial statements
209	Company financial statements
213	Notes to the Company financial statements

221
Sustainability Statement
222	General disclosures
228	Environment
246	Social
251	Policies and procedures
253	Key performance data related to ESRS material topics
257	Other entity specific metrics
258	Sustainability metrics methodology
277	Incorporation by reference
278	ESRS 2 – Appendix A
282	ESRS 2 – Appendix B

288
Other Information
289	Risk factors
298	Other Group information
317	Form 20-F table of cross references
319	Exhibits
320	Signatures
321	Glossary
325	Useful addresses
326	Forward-looking statements

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
2

Who we are

Making, moving and selling the world’s most loved drinks

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We refresh our consumers and customers, and make a difference.

We’re a leader in a robust and resilient category. With a
drink and pack for every taste and occasion, we refresh
600 million consumers locally across 31 markets. We
create value for 4 million customers while delivering
sustainable growth for our shareholders. Our success is
built on great brands, great people and great execution –
all done sustainably.
Our 39,000 colleagues are united by a winning culture
that is based on being customer and consumer focused,
curious and caring, empowering and passionate
for growth.

Read more about who we are online at: www.cocacolaep.com/who-we-are/

What we do Make, move and sell the world’s most loved drinks

Our strategy Everything we do is built on:

GREAT BRANDS		GREAT PEOPLE
	Read more on pages 12–15		Read more on pages 16–19

GREAT EXECUTION		DONE SUSTAINABLY
	Read more on pages 20–23		Read more on pages 24–27

We are CCEP
Customer and consumer focused	Curious and caring	Empowering	Passionate for growth

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
3

Our performance indicators

Reported revenue♦	Reported operating profit	Reported diluted earnings per share (EPS)	Net cash flows from operating activities	Return on invested capital (ROIC)
€20.9bn	€2.8bn	€4.26	€3.0bn	10.9%

Comparable and FX neutral revenue	Comparable and FX neutral operating profit	Comparable diluted earnings per share	Comparable free cash flow	Comparable ROIC
€21.3bn	€2.9bn	€4.11	€1.8bn	11.5%

Absolute reduction in greenhouse gas (GHG) emissions versus 2019(C)	Percentage of primary packaging collected for recycling	Water replenished as a percentage of sales volume(D)	People supported through our Skills for Impact programme(E)	Total incident rate per 100 FTE(F)
18.9%	75.7%	105.2%	146,100	0.77

See page 26 for more details on our sustainability strategy and pages 253–257 for comparative year information

ESRS 2 40b	ESRS

Reported revenue increased by 2.3%, or 2.8% on an adjusted
comparable and FX neutral basis. Volumes were broadly flat(A)
and revenue per unit case increased by 2.9%(B). Volume
remained resilient despite greater consumer focus on value,
the recent increase in sugar taxes and a weaker consumer
backdrop in Indonesia. Revenue per case growth reflected
strong mix, positive headline pricing and promotional
optimisation.
Reported operating profit increased by 31.0%, reflecting a full year of Philippines profit in 2025, and lower business
transformation and impairment costs. On an adjusted
comparable and FX neutral basis, operating profit increased
by 7.1%, driven by top-line growth and ongoing productivity
and efficiency programmes.
Comparable volume, comparable and FX neutral revenue
and revenue per unit case, comparable and FX neutral
operating profit, comparable diluted EPS, comparable free
cash flow, ROIC and comparable ROIC are non-IFRS
performance measures. Non-IFRS adjusted comparable
financial information as if the acquisition of Coca-Cola
Beverages Philippines, Inc (CCBPI) occurred at the beginning of 2024 for illustrative purposes only. Acquisition completed on 23 February 2024. Prepared on a basis consistent with
CCEP IFRS accounting policies and includes acquisition
accounting adjustments for the period 1 January to
23 February 2024.
Refer to “Note regarding the presentation of adjusted
financial information and alternative performance measures”
on pages 46-47 for the definition of our non-IFRS
performance measures and pages 57-58 for a reconciliation
of reported to comparable and reported to adjusted
comparable results.

(A)On an adjusted comparable basis.
(B)On an adjusted comparable and FX neutral basis.
(C)Reduction in total value chain emissions
versus 2019.
(D)Based on the volume of water replenished
through replenishment projects versus the sales
volume of our ready to drink (RTD) litres of
finished product.
(E)Cumulative number since base year 2023.
Includes individuals looking to improve their
employability, small and medium sized
entrepreneurs, and people in communities and
in our value chain.
(F)Total incident rate is number per 100 full time
equivalent (FTE) employees.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
4

Chairman’s letter

Growing together

Sol Daurella Chairman
Engaging with our people
I want to begin by expressing my sincere thanks to
each of our 39,000 colleagues for the vital role they
play in our success. Their commitment and energy make
Coca‑Cola Europacific Partners (CCEP) what it is.
Alongside our Board of Directors, I had the privilege of
visiting a number of markets through tours and customer
engagements in 2025, particularly in our Australia, Pacific and
South East Asia (APS) region. These visits offer the chance to see first hand how we are growing in this dynamic part of
the world. I was fortunate to visit Manila for our Capital Markets
Event in May, where we shared our growth story with analysts and investors from around the world. It was inspiring to see the energy and potential of this vibrant market and celebrate one year since the Philippines joined the CCEP family.
In GB, the Board came together for an employee townhall,
a great opportunity to connect with colleagues and answer
their questions.
Townhalls like these tie directly to our broader focus on
building an inclusive, supportive culture. As we often say, at
CCEP people join for the brands and stay for the people.
Our diversity is one of our greatest strengths, enabling us to better reflect, understand, and serve our customers and
communities. I was pleased to see record participation in
our Inclusion Pulse Survey in 2025, including from our
frontline teams. The feedback confirmed that our people
feel respected, valued, and that they belong – and it will
help us create an even stronger workplace environment.
We were also proud to achieve Top Employers Institute
accreditation in more markets than ever before.

Further examples of Board engagement with local stakeholders across our markets can be found on pages 28–29 and 83
We continue to invest in our people, whether through
the rollout of our enhanced Employee Assistance
Programme or by accelerating AI-powered learning and
development.
These initiatives are helping us create opportunities for
growth and build skills for the future.
A local business
At CCEP, we combine the strength and scale of a multi-
national company with the expertise and passion of a local
business. And this, our local heritage, is something that is very close to my heart. The “Bosses” campaign in GB – which
showcased convenience store owners – was a great example
of how we celebrate our local roots, and our close partnership with The Coca-Cola Company (TCCC). This is why we also seek
to make a lasting, positive contribution to communities across
CCEP’s markets, through local programmes such as GIRA
Mujeres and GIRA Jóvenes.
Growing sustainably
We remain committed to building a sustainable future.
Through CCEP Ventures, we continue to invest in innovative
solutions that support our sustainability ambitions. For a 10th consecutive year, CCEP was included in CDP’s A-list for climate, recognising our actions and performance to reduce GHG
emissions. And we are empowering our people to become
sustainability ambassadors through the rollout of our
Sustainability Academy.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
5

Chairman’s letter continued
“As we often say, at CCEP people
join for the brands and stay for the
people. Our diversity is one of our
greatest strengths, enabling us to
better reflect, understand, and
serve our customers and
communities.”
As always, I want to recognise Damian Gammell and our
Executive Leadership Team (ELT) for steering the business
through another solid year.
This year, we announced several changes to our Executive
Leadership Team. I would like to thank Peter Brickley,
Peter West and Clare Wardle for their outstanding
contributions and wish them well in their retirement.
At the same time, I am delighted to welcome Francesca
Faure, Gareth McGeown and Svetlana Walker to the ELT,
and I look forward to working closely with them as we
continue to build on our success.
2026 will mark 10 years since the creation of Coca-Cola
European Partners. I am incredibly proud of how far we
have come – with more employees, operating in more
markets, and delivering more value than ever before.
This gives me great confidence in our future, and I look
forward to what we will achieve together in the year ahead.
Sol Daurella
Chairman
Empowering people in Spain
I am deeply proud of the impact of our GIRA programmes,
which reflect our commitment to creating opportunities
and supporting local communities.
GIRA Jóvenes helps young people build skills for the future.
In 2025, our 13th edition reached approximately 700
participants from 23 localities, including more than 300
from rural areas. The creativity and dedication shown at
the final event in Madrid was truly inspiring.

23

localities reached via GIRA Jóvenes

>800

female entrepreneurs participated in GIRA Mujeres
Just as GIRA Jóvenes equips young people with skills for
the future, GIRA Mujeres is helping women shape their own.
It empowers women to start or transform their businesses.
In 2025, over 800 female entrepreneurs took part and in
November, I joined the gala for the 9th edition, where 10
entrepreneurs presented their projects with passion and
purpose. Congratulations to the four winners who received
seed funding to bring their ideas to life.
These programmes show how, together, we can create real
opportunities and make a lasting difference.

9th
edition of the GIRA Mujeres programme

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
6

CEO’s letter

A global business with a local footprint

Damian Gammell CEO
2025 overview
2025 was a strong year for CCEP, marked by continued
progress and momentum across the business. I am proud
of the passion and commitment our teams have shown –
delivering results today while building for tomorrow.
Our focus remains clear: driving profitable growth through
a customer and consumer led approach, powered by
technology, innovation and investment. This is underpinned
by our long-term strategy: great brands, great people and
great execution, done sustainably.
In March, we joined the FTSE 100 Index, an important
milestone that reflects the size, scale and strength of
our business, and makes us accessible to more investors.
With a balanced footprint across 31 markets, spanning
developed and emerging economies, we are well positioned
for future growth.
Partnerships and people
Our strong partnerships with TCCC, Monster Energy
Corporation (MEC or Monster) and other brand owners
remain central to our success. Together, we are building a
portfolio that meets evolving consumer needs.
Our success is driven by our people – bringing energy,
commitment, and passion to CCEP every day. To support them,
we continue to invest in capability building across commercial, customer service, supply chain, leadership and AI.
Great brands
We are privileged to make, move and sell some of the
world’s most loved brands, and we continue to grow by
giving consumers more of what they want.
Our core range maintained good momentum, delivering
exciting new flavours and high‑impact campaigns.
Fuze Tea continues to demonstrate the power of localised
flavour innovation. In energy, Monster remains a key growth
driver, supported by new launches, the Lando Norris
partnership, and enduring success of core variants.
Our alcohol ready to drink (ARTD) portfolio is also scaling
fast, with great partnerships and new flavour launches,
supported by activations that spark consumer curiosity.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
7

CEO’s letter continued
Great execution
We are passionate about best in class execution. We grow
with customers across all channels locally through our
11,900 strong commercial team, high performing customer
service and supply chain, and smart use of data, analytics
and technology. Seasonal activations further strengthen
our position as a leading beverage partner.
In 2025, we were the number one value creator, delivering
more revenue growth for retail customers than fast moving
consumer goods (FMCG) peers in Europe(A) – reflecting our
commitment to shared success. We were also recognised
as a top supplier in the Advantage Group Survey – with
eight markets ranked #1 or #2 in FMCG.
Coolers remain a significant growth engine. We placed over
75,000 in Europe in 2025, and are investing to expand our
fleet over the next five years.
We continue to innovate in pack formats, expanding in the
affordability pack segment to increase accessibility, and
drive more value through premiumisation, including mini-
cans, mini-PET and more returnable glass.
(A) Source: Nielsen FY 2025.

Sustainable growth and looking ahead
2025 was a record year for CCEP across all key financial
metrics. We delivered robust top and bottom line growth,
generated strong free cash flow and again grew
shareholders’ returns.
We returned just under €2 billion to shareholders, including
€1 billion from our 2025 share buyback programme. We
have recently announced a further €1 billion share buyback
to be executed over the coming year.
We invested around €1 billion across our business –
expanding manufacturing capacity, evolving our packaging
portfolio and advancing our digital transformation through
SAP S/4HANA and our new Integrated Shared Services
(ISS) centre in Manila.
“As we look ahead to 2026 and
beyond, our ambition is clear:
to lead with purpose, powered
by exceptional people, iconic
brands and a strategy built for
long-term success.”
With bold innovation, great execution and continued
investment in sustainability and technology, we are
building a business fit for the future.
Damian Gammell
CEO

Integrated Shared Services centre
France
Papua New Guinea
Australia

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
8

Our operations♦

ESRS 2 SBM-1	ESRS

A global business with a local heritage and future
We combine the strength of a multinational
business with expert local knowledge of the
customers we serve, the consumers we refresh,
and the communities we support.
We have 85 production facilities across our
31 markets, each employing people from the local
area. Every year, we invest significantly in these sites
to deliver the drinks our consumers want in the most
efficient and sustainable way. These investments
not only make us a major local employer, but also
a significant contributor to local economies.
Since the Coca-Cola Amatil acquisition in 2021 and the
addition of Coca-Cola Beverages Philippines Inc. in
2024, we’ve become a larger, more diverse business
with greater reach and scale. We now operate
across more markets and serve a wider variety of
customers. This creates more opportunities to share
best practices in customer service and execution.
Our consumer reach has doubled, and we now serve
4 million customers. The diversity of our markets
is a key driver of CCEP’s continued growth.

We operate one Integrated Shared Services (ISS) organisation with our team located in Bulgaria (Sofia and Varna), in Indonesia
(Jakarta) and the Philippines (Manila). We do not manufacture or distribute products in Bulgaria.

Read more about our local business model online at: www.cocacolaep.com/news-and- stories/a-global-business-with- local-heritage/

Modernising Grigny	Bottles collected	Smart coolers
€146m	39m	201
invested in storage capacity, optimising manufacturing processes, modernising infrastructure and carbon reduction	bottles collected by CCEP Papua New Guinea through its PET plastic bottle collection programme	new AI-powered smart coolers installed in 2025 in Australia following a successful trial at Sydney Airport

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
9

Our business model♦

Driving growth and shared value

ESRS 2 SBM-1	ESRS

Read more in Our strategy on page 11

1. PARTNER
We operate under bottler agreements with
TCCC and other franchisors. We purchase
concentrates and syrups to make, distribute and
sell beverages to customers and
vending partners.
Our partnerships combine global brand strength
with local execution. We use data and insights
to identify customer and consumer trends that
shape our portfolio strategy. Governance
frameworks help us manage strategic alignment,
risk and evolving consumer expectations.

2. SOURCE
We source ingredients like water, sugar, coffee
and juices – locally where possible – to make our
drinks. We also use glass, aluminium, PET, pulp
and paper for packaging.
In 2025, 86% of our supplier spend supported
local economies. We work with responsible
suppliers to reduce emissions and improve
sustainability.
Sourcing decisions reflect consumer insight,
ethical standards and long-term risk management.
We prioritise resilience and transparency across
our supply chain.

3. MAKE
Our facilities produce the drinks consumers love.
In Europe, over 90% are made in the country where
they are consumed, supporting local jobs and
communities.
We invest in automation, digitalisation and
low-carbon technologies and innovate to improve
efficiency and sustainability.
We adapt to changing consumer needs and
regulatory expectations. We use consumer
insight to tailor our portfolio. We offer low and no
calorie options, sustainable packaging and
convenient formats.
Strong governance ensures accountability
and supports continuous improvement.

6. RECYCLE
99.8% of our bottles and cans are recyclable but
don’t always end up being recycled. We work with
partners to increase collection and lead progress
towards a circular economy.
Our sustainability targets are embedded in our
strategy and regularly reviewed by our Board
of Directors.

5. SELL
Our 11,900 strong commercial team serves diverse
customers – from local shops to global retailers,
restaurants and stadiums – so consumers can
enjoy our drinks.
Our drinks are available in a wide range of packs
and pack sizes to suit every occasion and budget.
We build long-term customer partnerships.
Our teams are empowered to act locally and
respond quickly to market changes.

4. DISTRIBUTE
We deliver products directly and through logistics
partners so consumers can buy the drinks they
want, when and where they want them.
We optimise our network for speed, flexibility
and sustainability and invest to continue to
meet the needs of customers and consumers.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
10

Our market drivers

Winning, adapting, thriving
Our growth is powered by a deep understanding of the forces shaping our markets. Our response to these drivers forms a key part of our strategy and our operating model is built to adapt to macroeconomic shifts and evolving market dynamics. All underpinned by a clear, focused strategy.

Consumer trends
Consumers are increasingly seeking healthier,
flavourful and convenient beverage experiences. Our
portfolio continues to meet these evolving needs with
greater choice across categories.
ARTD is the fastest growing alcohol segment(A), offering
variety, great taste and convenience. With strong brands
and partnerships, we are well positioned to lead.
As immediate consumption occasions continue to
grow, we are responding with the right pack formats,
availability and visibility, ensuring we meet consumers
wherever they are.
Health and wellness remain top priorities, driving
rising demand for low or no calorie drink options
and functional beverages. This is reflected in the
momentum behind brands like Powerade, and in our
Monster portfolio, which continues to evolve with
new zero sugar variants and flavour innovations.

Read more in Our strategy on page 11
Consumers opting for low or no calorie options in 2025(B)
47.6%

(A) Global Data Top Trends in Alcoholic Beverages 2025 | March 2025.
(B) Data includes the Philippines.
(C) Source: Nielsen FY 2025.

Sustainability focus
Sustainability is core to how we make, move, and sell our
drinks and how we care for our people and communities.
It has been built into how we do business for more than
a decade, and that approach helps us navigate a
changing world.
We are taking action to reduce emissions, improve water
stewardship, use recycled content in packaging and
support local communities.

Read more about This is Forward on page 26

Macroeconomic factors
We continue to navigate a complex macroeconomic
landscape marked by geopolitical volatility, legislative
changes, and inflationary pressures.
We execute pricing strategies that balance competitiveness
with creating value, while also delivering value for money.
The economic environment continues to affect consumer
sentiment, so we focus on price relevance – particularly in
retail. We offer diverse pack sizes and price points that
balance affordability with premium options and smarter
promotions through our extensive price pack architecture.
We are investing with strategic enhancements to
supply chain and route to market capabilities, ensuring
responsiveness to shifting demand and positioning for
long-term success.
Despite mixed conditions, we remain strong in resilient
categories, leading the way in delivering more revenue
growth for retail customers than FMCG peers in Europe(C).

Impact of technology
Digital transformation continues to reshape how we
operate, engage and grow. Online channels are scaling
fast and we are accelerating our digital capabilities to
meet demand, making it easier and more personalised
for customers to do business with us. These channels
are also driving revenue growth: in 2025, MyCCEP.com
generated around €2.38 billion for CCEP.
Data, analytics and AI are powering productivity and
growth. We are using real time insights and AI-driven
analytics to make faster, smarter decisions; deliver
more targeted and segmented execution; and optimise
promotions and investments. This also enables us to
provide customers with a more consistent service.
Across our supply chain, investment in new production
lines, automated storage and retrieval system (ASRS)
warehousing, and connected systems is unlocking
capacity, improving efficiency and strengthening service
levels. These capabilities are supporting sustainable
growth.

Revenue generated from online B2B platform MyCCEP.com in 2025
€2.38bn

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
11

Our strategy♦

ESRS 2 SBM-1	ESRS

A clear focus

At CCEP, we win with great brands, great people and great execution. And we aim to do it sustainably, every step of the way.
By executing our proven strategy, we can meet our objectives to consistently create value for customers and shareholders, drive consumer demand and grow brand equity - while delivering measurable impact across our communities and environmental footprint.

GREAT BRANDS
Our strategy centres on a diverse
portfolio of global icons like Coca-Cola,
Fanta, Sprite, and Monster, plus local
favourites. We are expanding into high
growth categories – like coffee, sports
and ARTD – offering more choice, including
low and no calorie options. Guided by
insights, we innovate with new flavours,
formats and pack sizes to balance
premiumisation with affordability.

Read more about our great brands on pages 12–15

GREAT PEOPLE
Our people are at the heart of our
success – making, moving, and selling our
products while creating lasting value for
customers and communities. We invest in
a workplace where everyone’s welcome,
can grow and is rewarded. Through
wellbeing, inclusion and development, we
build the culture and capabilities to
deliver sustainable growth.

Read more about our great people on pages 16–19

GREAT EXECUTION
Great execution underpins our strategy,
driving value for CCEP and customers.
Our world class commercial teams –
powered by data, technology, local expertise
and pervasive distribution – make our
brands visible and available anywhere,
anytime, boosting frequency, volume
and value. We strengthen customer
partnerships through tailored solutions,
impactful activations and enhanced digital
platforms, making doing business with us
easy, efficient, and effective.

Read more about our great execution on pages 20–23

DONE SUSTAINABLY
We have updated our sustainability action
plan This is Forward to reflect the evolving
landscape and the expansion of our
business, including the addition of the
Philippines.
Our long-term strategy remains
unchanged and we aim to go beyond our
2030 targets by moving faster through
innovation and collaboration.
Our strategy prioritises the areas where
we can make the biggest difference:
climate, water, packaging, and
communities.

Read more about done sustainably on pages 24–27

LANDO NORRIS
MONSTER
ENERGY
ZERO SUGAR

ZERO

CITRUS
BODYARMOR
LYTE
RAPID HYDRATION

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
12

Our strategy continued

GREAT BRANDS
We make, move and sell the world’s
most loved drinks. From global icons
to local favourites, we have a drink
for every taste and occasion.
(A) Volume growth on an adjusted comparable basis.

+18.8%
Energy FY 2025 volume performance(A)

+5.3%
Coca-Cola Zero Sugar FY 2025 volume performance(A)

+4.5%
Sports FY 2025 volume performance(A)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
13

Our strategy continued

GREAT BRANDS
Strategy summary
We have great brands across multiple categories, with
global icons like Coca-Cola, Sprite, Fanta and Monster.
We’re also innovating and growing in newer categories like
coffee, hydration and alcohol ready to drink.
We are bringing new products in a range of pack sizes and
formats to suit consumer needs, based on clear insights.
Across our portfolio, we offer choice, including low or
no calorie.
We want to grow our brands, and the soft drinks category
as a whole, with more people buying more of our drinks,
more often. We are doing this through:
■Working closely with our brand partners
■Delivering high quality, great tasting products
■Exploring new categories
■Using clear customer and consumer insights to
inform decisions
■Offering different pack sizes and price points to meet
diverse needs and occasions
■Driving more value through premiumisation (smaller,
premium packs, etc.)
■Giving consumers informed, genuine choice
Our success extends beyond the brands to the strong
alignment and trusted partnerships we have with our
brand owners.
We continue to actively manage our pricing and promotional
spend to remain affordable and relevant to our consumers.

Read more about our Great execution strategy on page 21

Coca-Cola Zero Sugar volume performance(A)
+5.3%

2025 highlights♦
2025 was another solid year for our brands:
■Coca-Cola Zero Sugar volumes grew +5.3%(A) driven by
Europe, and double-digit growth in Australia and the
Philippines.
■Sports volumes grew +4.5%(A) driven by growth of
Aquarius in Spain.
■Energy volumes grew +18.8%(A) supported by innovation
and distribution gains.
■In Europe, we met our 2025 targets to reduce the
average amount of sugar per litre by 10% (versus 2019)
and selling over 50% of volume in low or no calorie.

See more on our sugar and low or no calorie 2025 progress on page 257
(A) Volume growth on an adjusted comparable basis.

ESRS 2 SBM-1	ESRS

Read more about our strategy in action online at: www.cocacolaep.com/our-brands/

2026 focus areas
■Focus on accelerating sparkling in 2026.
■Elevate our execution across key selling moments
like Halloween and Christmas, and create eye-
catching retail moments during the FIFA World Cup.
■Continue to focus on our core brands, drive the
distribution of Coke flavours, and support the
growth of Diet Coke.
■Maintain Monster’s momentum with a raft of
exciting innovations.
■Continue our execution of the rainbow of Fanta
flavours, reinvigorating Fanta growth via campaigns
like Wanta Fanta.

FANTA
chucky
forest berries flavour
zero sugar**
SABOR ORIGINAL
fuze tea
Limón
LIMITED EDITION - GREAT TASTE
Dr Pepper
Cherry Crush
Coca-Cola
ORIGINAL TASTE
Delicious & Refreshing
ICE COLD
Coca-Cola
ZERO SUGAR
NO CALORIES
ABSOLUT
VODKA
Sprite
WATERMELON
ALC 5% VOL
250 ML
RIO PUNCH
PUNCH
MONSTER
PUNCH + ENERGY

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
14

Our strategy continued

ESRS 2 SBM-1	ESRS
Portfolio highlights

♦
Flavours, particularly in the Lights category, continued to
refresh consumers – and innovation
was the name of the game.

As part of the Wanta campaign, we added bold new
flavours to our Fanta Zero Sugar line-up, including Apple,
Raspberry, and limited-edition Tutti Frutti. We also added
a new limited-edition Forest Berries flavour, for Fanta’s
fearsome Halloween takeover.
As part of TCCC’s new partnership with the English
Premier League, we rolled out limited edition cans and
on-pack promotions.
We launched even more Energy innovations. Monster led
the way with a range of new flavours, including carnival-
themed Rio Punch.
We’ve expanded our ARTD portfolio, like Absolut Vodka
& Sprite Watermelon, BACARDI & Coca-Cola. RUM Co. of
Fiji launched in New Zealand.
Spain and Portugal transitioned from Nestea to Fuze Tea,
which they supported with a range of activations, and we
accelerated in the sports category.
GB went big on cherry, launching Dr Pepper Zero Sugar
Cherry Crush, a limited-edition twist on its popular zero
sugar variant. It also brought back the limited-edition
Diet Cherry Coke – the first new flavour launch from
Diet Coke in seven years.

Read more about our brands in action online at: www.cocacolaep.com/news-and-stories/

Coca-Cola
ZERO SUGAR

LIMITED EDITION
FANTA
TUTTI
FRUTTI
taste
zero sugar

POWER
ADE
MOUNTAIN BLAST
ISOTONIC
SPORTS DRINK
BOLD HYDRATION
BODY & MIND

ZERO SUGAR
MONSTER
ENERGY
ZERO SUGAR

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
15

Our strategy continued
2025 volume performance by category

Coca-Cola		Flavours and mixers		Water, sports, RTD tea and coffee		Other inc. energy
-0.1%	(A)	-1.3%	(A)	+0.2%	(A)	+7.5%	(A)

(A) Volume growth on an adjusted comparable basis.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
16

Our strategy continued

GREAT PEOPLE
At CCEP, our diverse team of 39,000
people across 31 countries brings local
expertise and global passion for making,
moving and selling our drinks, growing
together, and making a positive
difference.

41.2%
management positions held by women

137
nationalities

141
languages

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
17

Our strategy continued

GREAT PEOPLE
We have a workplace that empowers our people to be
the best for our customers, today and tomorrow.
Strategy summary
■We continue to invest to make CCEP a great place
to work where everyone's welcome, can grow and
is rewarded.
■Our dedication to wellbeing, inclusion and continuous
development drives innovation, performance and
growth. When our people grow, our business grows,
creating lasting value for all stakeholders.
We all share a passion for making, moving and selling
the world’s most loved brands. We are committed to
supporting our customers, combining local expertise
with global scale to deliver quality, execution, and strong
partnerships.
Our people strategy focuses on creating an environment
where everyone can thrive. Through initiatives that prioritise safety, foster inclusion, and build capability, we empower
colleagues to deliver for today while preparing for
tomorrow. We invest in learning and development to unlock
potential, drive performance, and enable sustainable
growth for our business, customers, and communities.

In 2025
2,800
leaders participated in our “Accelerate Performance 2030” learning programme

2025 highlights
2025 saw significant investment to allow all of our people
to thrive and deliver long-term, sustainable growth:
■Through extensive global leadership programmes such
as Accelerate Performance 2030, our Great People
Manager Programme, and our commercial, customer
service and supply chain academies, we expanded
leadership and capability development across CCEP,
ensuring teams are equipped for future needs.
■New data and AI capabilities were introduced, along
with comprehensive training through our Data and AI
Learning programme, enabling people to adopt and apply
emerging technologies effectively.
■We continued to make progress on inclusion, improving
workplace accessibility and strengthening gender
balance across the organisation.
■Safety and wellbeing remained a priority, with ongoing
investment to support our people, including an
enhanced Employee Assistance Programme expanded
across all 31 countries.

Read more about our strategy in action online at: www.cocacolaep.com/who-we-are/our-people

2026 focus areas
■Continue to prioritise our people’s physical and
mental wellbeing by providing a safe and inclusive
work environment.
■Deepen our current and future leadership
excellence, and continue to scale adoption of our
critical commercial, customer service, supply chain
and technology capabilities.
■Embed our digital platforms to strengthen our
people’s experience and Ways of Working, and
develop further data and AI capabilities for today
and tomorrow.
■Further enhance our ISS capabilities in Bulgaria and
the Philippines.
■Strengthen our talent pipeline by attracting new
talent, particularly through our investment in early
careers.

ACCELERATE
PERFORMANCE
2030
Winning today,

ACCELERATE
PERFORMANCE
2030
Coca-Cola

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
18

Our strategy continued
Leadership, culture and winning capabilities
■We extended our Accelerate Performance 2030 learning
programme to a further 2,800 leaders. We also
continued to roll out our award-winning Great People
Manager Programme, and almost half of our managers
have now participated globally.
■We strengthened our people’s critical commercial,
customer service and supply chain capabilities with
the continued rollout of “The Way We Sell Academy”
and “The Way We Serve Academy”.
■We simplified and strengthened the four “Ways of
Working” upon which our culture is built: customer and
consumer focused, curious and caring, empowering,
and passionate for growth.

Images: Accelerate Performance 2030, Germany, New Zealand, Indonesia and Iberia, France, the Netherlands and Sweden.
Digital innovation
We improved the consistency and quality of our people’s
experience across our digital platforms. This included
investing in innovative functionality for our Career Hub,
such as AI-powered hiring and learning. We also enhanced
our teams’ data and AI capabilities with a global learning
programme for all colleagues.

Read more on the latest innovation at CCEP here: www.linkedin.com/newsletters/the-ideas-department-7338847340906143744/
Safety and wellbeing
We went further to prioritise our people’s safety and
wellbeing, meeting our goal to reduce our total incident
rate to below 1 by 2025, helped by innovative training.
We invested in an enhanced Employee Assistance
Programme to provide even better 24/7 support for
our people’s wellbeing and that of their families in all
countries.

For more on safety see our sustainability statement on page 246

Image: CCEP Indonesia.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
19

Our strategy continued
Listening
We listened to the voices of our people, including survey
feedback, and met regularly with the European Works
Council, national and local works councils, and trade unions that represent our people across our territories.
Employer recognition
We were recognised as a top employer across many of
our markets, including by the Top Employers Institute.
Rewards
We continue to offer employees the opportunity to
own a part of our Company’s success through our
Employee Share Purchase Plan. Over 50% of colleagues
now participate.
Shared services
Our ISS team in Bulgaria and Indonesia and new centre in
the Philippines helped us better serve our people and
customers with shared knowledge and specialist skills
across our markets.

Image: Opening of ISS in the Philippines.
Change management
We supported our people through ongoing business
transformation, including our Business Transformation
programme to standardise operational processes and
upgrade our systems. We also adopted a global change
management methodology and trained change champions.
Inclusion
We provided an inclusive work environment, achieving
an employee inclusion score of 77 in our Company wide
inclusion survey, implementing workplace accessibility
improvements at over 10 production facilities, and making
progress on gender balance. This includes progressing
toward our ambitions for at least 45% of leadership
positions to be held by women, and at least 10% of our
total workforce to be represented by people with
disabilities by 2030.
Our Global Workplace Adjustments Guidance provides
managers and colleagues with guidance on our approach to
workplace adjustments. It ensures a minimum standard of
understanding and support across CCEP.

Workforce diversity as at 31 December 2025♦

	Women	Men
Gender – Total employees 39,000(A)	10,000	29,000

Gender – Leadership (senior management grade excluding ELT)(B)(C) 3,800	1,570	2,230

Gender – Board of Directors♦ 17	5	12
	29.4%	70.6%

Gender – Directors of subsidiary companies♦ 99(C)	29	70
	29.3%	70.7%

Disability – Total workforce represented by people with disabilities*	10.4%

(A)CCEP full time, part time and temporary corporate employees.
Full time equivalent employees as at 31 December 2025.
(B)The members of the ELT and their direct reports consist of 68 women and 66 men.
(C)Directors of subsidiary companies comprising 27 women and 64 men are also included in the workforce diversity statistic under leadership.
*Calculated based on the total number of employees responding to our voluntary 2025 inclusion survey (representing 48% of our workforce) and the number of employees self-declaring as having a disability.

ESRS 2 GOV-1	ESRS
Human rights approach
Human and workplace rights are inviolable and
fundamental to our sustainability as a business across
our entire value chain.
In February 2025, our Board approved an updated Human
Rights Policy. This increased transparency on our human
rights process and procedures.

Read our Human Rights Policy at: www.cocacolaep.com/assets/Global/Sustainability/Human- Rights/2025-Human-Rights-Policy.pdf
Our Supplier Guiding Principles and Principles for
Sustainable Agriculture set out the requirements
of our suppliers related to business ethics, human
and workplace rights, the environment, and providing
benefits to communities.

Read our Supplier Guiding Principles at: www.cocacolaep.com/assets/Global/Sustainability/Download- centre/Headline-Commitments/Supply-Chain/Supplier-Guiding- Principles-SGPs-v2.pdf

Read our Principles for Sustainable Agriculture at: www.cocacolaep.com/assets/postlaunch-legacyassets/ Principles_for_Sustainable-_Agriculture_PSA.pdf
Modern slavery
We have a zero tolerance approach to modern slavery of
any kind, including forced labour, and any form of human
trafficking within our operations, and by any company that
directly supplies or provides services to our business.
Our Modern Slavery Statement complies with the UK
Modern Slavery Act 2015 and the Australian Modern Slavery
Act 2018. It sets out the steps taken by CCEP to prevent,
identify and address modern slavery risks across our
business and supply chain, and can be viewed in full
on our website.

Read our Modern Slavery Statement at: www.cocacolaep.com/who-we-are/governance/

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
20

Our strategy continued

GREAT EXECUTION
Our ambition is clear: deliver
world class service and execution for
customers across all channels – retail,
online and away from home – powered by
data, technology, local expertise and
pervasive distribution.
(A)  Source: Nielsen, IRI, Gallup. For 2025: moved to updated exchange rates,
  Nielsen Simplification definitions, refined product and market definitions.

11,900
strong commercial team

€3.9bn
of value generated for retail customers over the last three years(A)

1.36m
coolers across CCEP

ADVANTAGE

Coca-Cola STAR WARS
LIMITED EDITION
ENTDECKE DIE GALAXIE
Coke

FANTA
chucky
forest berries flavour
zero sugar
FANTA
fruit twist
FANTA
zero sugar
orange
FANTA
lemon

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
21

Our strategy continued

GREAT EXECUTION
Strategy summary
Execution is the engine of our growth strategy, driving more penetration, volume, frequency and value. We create value
by making our brands visible, available and relevant for
consumers anytime, anywhere – leveraging data-driven
insights, advanced digital tools and outlet-specific plans
to optimise performance.
Big or small, in outlet or online – we grow with customers
through our 11,900 strong commercial team, high performing
service and supply chain, and smart use of analytics and AI.
Execution is our edge: investing in new formats, campaigns,
more coolers and partnerships to increase availability and
basket incidence, championing shared, sustainable growth.
Our strategy is anchored in the 4 MORES framework:
■More people buying – recruit new consumers through
packs, promotions, innovation and standout activation.
■More often – increase purchase frequency through
visibility, availability and occasion-led relevance.
■More volume – drive basket size with chilled availability,
event and seasonal activations and pack architecture.
■More value – balance affordability with premiumisation
to grow revenue per transaction.
This ambition is underpinned by our customer and
consumer-centric mindset, our commitment to
sustainability, and our ability to adapt to evolving consumer behaviours across diverse markets. All supported by our
uniquely local footprint.

Read more about Coca-Cola x Star Wars activation: www.cocacolaep.com/news-and-stories/coca-cola-x-star- wars/

Markets ranked #1 or #2
8
Among FMCG suppliers in the Advantage Group Survey with customers

2025 highlights
2025 was a year of strong execution, with high impact
campaigns and standout activations:
■Coca-Cola activations: the return of Share a Coke and
the Coca-Cola x Star Wars collaboration with Disney saw
eye-catching packs, displays and digital engagement
that boosted visibility.
■Perfect partner: our Coke with meals activations
reinforced Coca-Cola as the perfect pairing for dining
occasions, supported by menu integration, signage
and targeted promotions.
■Iconic Christmas activation: festive packaging and in
store theatre created seasonal excitement, reinforcing
Coca-Cola’s role in holiday celebrations at home.
■Fanta Halloween takeover: Fanta’s partnership with
Universal Pictures and Blumhouse brought iconic horror
characters to life. Limited edition packs, flavours and
spooky in store activations drove collectability and
visibility and helped boost sales.

Read more about our strategy in action online at: www.cocacolaep.com/who-we-are/what-we-do/

2026 focus areas
■Accelerate investment in execution capabilities and
build on strong 2025 foundations.
■Bring Coca-Cola and Powerade to the world stage
during the FIFA World Cup, including leveraging new
brand ambassadors and enhanced by localised
activations.
■Invest in next generation energy efficient coolers and
expand Coke and Go vending innovation for growth.
■Continue supply chain investments with new
production lines and infrastructure to support
demand and growing categories, like sports and tea.

Coca-Cola

enjoy!
share a Coke with
Friends
in Brussels
ICE COLD
AHHH!
Quality Burger Restaurant
Quick
Welcome

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
22

Our strategy continued
Retail value creation
Our ability to combine category leadership with tailored
activation has delivered measurable impact for our customers.
We generated €3.9 billion of value for our retail customers
over the last three years(A), and delivered more revenue growth for them in 2025 than FMCG peers in Europe(B).
Unlocking value with technology and AI
Our sales force representatives were empowered with
AI‑driven tools such as KAM360, which brings together all
the essential resources and information they need to work
more easily and effectively. These tools help our teams
plan more accurately, partner more closely with customers
and make smarter investment decisions. We also piloted
Up We Go, a new eB2B platform in Spain to simplify ordering
and strengthen distributor relationships.

Cooler investment
We made over 75,000 cooler placements in Europe in 2025,
strengthening our share of cold drink space and driving
greater availability of our brands across the outlet universe.
By accelerating cooler placements and supporting
customers with activations that will grow revenue,
we helped drive impulse purchases, particularly in away
from home channels.
Revenue Margin Growth Management (RMGM)
Our best in class RMGM capabilities helped deliver strong
revenue per unit case growth through pricing, promotional
optimisation and pack mix strategies. We balanced
affordability with premiumisation, ensuring value for
consumers while protecting margins and driving value
for customers.
Digital acceleration
We enhanced functionality on MyCCEP.com, now serving
around 280,000 registered customers. Our customer portal
closed the year delivering €2.38 billion of CCEP’s revenue.
We also launched our new MyCCEP app making it even
easier to do business with us.

280,000
registered customers on MyCCEP.com

(A) Source: Nielsen, IRI, Gallup. For 2025: moved to updated exchange rates, Nielsen Simplification definitions, refined product and market definitions. (B) Source: Nielsen FY2025.

Sprite

Coca-Cola

Made by
Jana
Coca-Cola
Made in Germany

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
23

Our strategy continued

Away from home execution
Volumes grew in away from home. We are helping to drive
traffic for customers by investing in occasion-based
communications on social media. We delivered targeted
activations to maximise visibility at key consumption
occasions, like impactful point of sale materials, enhanced
cooler placements and tailored promotions. This approach
ensures our brands are front and centre where consumers
seek refreshment.
Customer wins
We secured and extended strategic partnerships, including
Dutch football giant Feyenoord, The Moment Group
restaurants in the Philippines, and Taco Bell in Sweden.
Fuller’s and Jet2.com joined our customer portfolio in
Great Britain, and our brands also returned to Costco
food courts across multiple markets. These partnerships
reinforce our ability to win with key accounts and deliver
joint growth plans.

Read more about our customer partnerships here: www.cocacolaep.com/news-and-stories/game-changing-refreshment-raising- the-bar-with-sporting-successes/
We earned strong recognition from our customers. In 2025,
we achieved our best-ever results in the Advantage Group
Survey – eight of our markets ranked in the top tier (#1 or
#2) among FMCG suppliers. This reflects the strength of our
partnerships, our responsiveness and our commitment to
creating value for customers through execution excellence.
Customer-centric and uniquely local
Our uniquely local footprint keeps us close to customers
and consumers in all of our markets. With deep local
expertise, we tailor our activation outlet by outlet, building strong partnerships through joint business planning, agile
execution and data-led insights. Working together with
our customers, we deliver great service, driving shared,
long-term sustainable growth and value locally.

Read more online at: www.cocacolaep.com/news-and-stories/a-global-business-with-local- heritage/

Catering for growing demand locally
Our “make it where we sell it” approach helps us meet
rising demand for our drinks and adapt quickly to local
preferences. In 2025, we continued to strengthen our
manufacturing network, investing in capacity and efficiency
across our markets. We broke ground on a new production
facility in the Philippines, and opened a new can line in
Australia to support Monster’s growth. Aseptic lines in
Europe are underway to help accelerate sports and tea
categories.
We are extremely proud of our local heritage. We launched
a number of campaigns across our markets in 2025,
celebrating the people behind every bottle we make, and
showcasing our local business model.

Read more about our investments on our website: www.cocacolaep.com/news-and-stories/investing-for-sustainable- growth-cceps-1-billion-commitment-to-future-ready-operations/

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
24

Our strategy continued

DONE SUSTAINABLY

Sustainability is core to how we make,
move and sell our drinks, and how we
care for our people and communities.
We are focused on action that
will drive the greatest impact
and deliver the progress our
stakeholders expect, as set out in our
sustainability statement.

45.9%
of PET is recycled PET (rPET)

56.0%
of water replenished at our high risk locations (HRLs)

84.1%
of electricity we consumed came from renewable sources

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
25

Our strategy continued

DONE SUSTAINABLY
Our ambition
Our sustainability action plan This is Forward sits at the
heart of our business strategy. It sets out the actions we
are taking on four priority areas: Climate, Packaging, Water and nature, and Communities.

Read more about our This is Forward strategy on page 26

146,100
We have provided skills development opportunities for 146,100 people since 2023

2025 highlights
■We finalised work to update This is Forward, CCEP’s
sustainability action plan, to include the Philippines.
■We updated our existing Science Based Targets initiative
(SBTi)-approved short- and long-term GHG emissions
targets to include emissions from the Philippines and
Forest, Land and Agriculture (FLAG). These targets are
currently awaiting validation from the SBTi.
■We supported the Business Coalition for a Global
Plastics Treaty during the latest round of international
negotiations.
■In collaboration with TCCC and The Coca-Cola
Foundation we have returned 23.6 million m3 of water
to nature through 63 water replenishment projects.
■We supported more than 60 skills development
programmes.
■We continued to invest in climate innovation – from direct
air capture at production facilities to AI-based technology
that could help to lower the carbon footprint of our
ingredients.
■We signed a sustainability-linked business plan, the first
of its kind, with multinational retailer Carrefour in France.

Read more about our strategy in action online at: www.cocacolaep.com/sustainability

2026 focus areas
■Deliver progress on our 2030 roadmaps covering
our four priority areas: Climate, Packaging, Water
and nature, and Communities.
■Continue to work on our climate accelerator work
groups – action areas across our value chain that
will drive the greatest impact on decarbonisation.
■Continue to drive water replenishment projects
in HRLs across our markets.
■Support the implementation of deposit return
schemes in Portugal, set to launch in 2026, and
Great Britain, set to launch in 2027, to increase
packaging collection rates.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
26

Our strategy continued

This is Forward – our sustainability action plan♦
As our business grows - most recently with the addition
of the Philippines - and the external landscape
continues to evolve, we have updated our sustainability
action plan This is Forward to focus on the social and
environmental issues which matter most to our
stakeholders and where we can make the biggest
difference across all our markets.
Our long-term strategy remains unchanged and we aim
to go beyond our 2030 targets by moving faster through
innovation and collaboration. We aim to reach Net Zero
emissions (Scope 1, 2 and 3) by 2040. Our updated plan
strengthens our focus, improves operational alignment
across a larger, more complex business and reinforces our
commitment to sustainable long-term growth.
It is now focused on six 2030 targets and covers our
entire business footprint. Each target is supported by
a comprehensive 2030 roadmap that is ambitious and
focused on delivery, together with strengthened
governance and enhanced accountability.
Partnerships remain central to our ability to deliver. Working with suppliers, customers, policymakers and communities will enable us to respond to shared challenges at scale.
■In 2025, we updated CCEP’s existing SBTi-approved
short- and long-term GHG emissions targets to include
emissions from the Philippines and FLAG. These updated
targets are currently awaiting validation from the SBTi.
■Our collection target now reflects the progress we
anticipate making with collection partners across our
markets, including the Philippines, and the complexities
and challenges we face on collection and recycling.
■Our rPET target now reflects the significant change we
anticipate over the next five years related to the
challenges we face in availability, access, and the high
cost of rPET.
■Our updated water targets now have an additional focus
on our 18 production facilities which are classified as
HRLs. This aligns with TCCC’s focus on 200+ HRLs across
the Coca‑Cola system.

Pillar	Strategic priorities	Our targets
Climate	■Reduce emissions across our operations ■Reduce emissions across our value chain	GHG emissions reduction: by 2030 reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% versus 2019
Water and nature	■Best in class water stewardship ■Enhance water security at high risk locations ■Return water to nature via community- based replenish initiatives	High risk locations: by 2030 return at least 85% of the total water we use at high risk locations, at an aggregate level, to nature and communities (100% by 2035)
Water replenish: by 2030 return at least 100% of the water we use in our finished drinks, at an aggregate level, to nature and communities
Packaging	■Increase packaging collection ■Recycled content in our packaging ■Recyclability and refillable & dispensed	Collection: by 2030 collect and recycle the equivalent of at least 85% of the bottles and cans we sell
Recycled plastic: by 2030 at least 30% of the PET we use to make plastic bottles will be recycled PET
Communities	■Skills for impact ■Grassroots community support ■Employee volunteering	Skills development: by 2030 provide skills development opportunities for at least 500,000 people, delivered through our programmes and partnerships
For more information on these targets and what has changed, see our methodology on pages 258–276.

ESRS 2 MDR-T | ESRS 2 SBM-1	ESRS
■Our communities target has been expanded to reflect
the scale of our programmes and partnerships which
support skills for work and employment, for communities
and for business.
Our targets related to supplier engagement, renewable
electricity, water efficiency, recyclability and supply chain remain key enablers of our climate, water and packaging
targets. While they have been removed from This is Forward,
we will continue to manage, track and report progress on an
annual basis.
Targets related to sugar reduction and low and no calorie
drinks have either expired or become a core part of our
business strategy. We report progress against these
targets on page 257.
Our gender diversity targets continue to be a core part
of our Great People strategy, alongside our broader
inclusion and people strategy and work on disability
representation. Read more on pages 16–19.

An update on our 2025 progress against all of our previous This is Forward targets can be found on pages 253–259

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
27

Our strategy continued
Climate change
We have a role to play in addressing climate change,
and are committed to reducing emissions across our
business in line with climate science and the goals of
the Paris Climate Agreement. We aim to reach Net Zero
emissions (Scope 1, 2 and 3) by 2040. This includes our
2030 target to reduce absolute GHG emissions (Scope
1, 2 and 3) by 30% versus 2019.♦
We take our responsibility seriously. We have identified and are investing in the key levers that will help us decarbonise our business and our value chain, in line with our 2030
emissions reduction target. We are focused on the
following priorities:
■Reducing emissions across our own operations
■Reducing emissions across our value chain
■Supplier engagement to reduce Scope 3 emissions
■Investing in low-carbon solutions through CCEP Ventures

For more sustainability information see our sustainability statement on pages 221–287
Packaging
Waste and pollution, particularly from plastic
packaging, are significant global challenges. That is
why we are working to reduce the impact of our
packaging, reduce waste and GHG emissions.
In the long term we aim to go beyond our 2030 targets,
working to achieve higher collection and recycling rates for our bottles and cans and replacing oil-based virgin plastic
with recycled plastic. Our packaging strategy is built around four key priorities:
■Increase packaging collection
■Recycled content in our packaging
■Recyclability and removing unnecessary packaging
■Refillable and dispensed solutions
Water
Water is vital to our business and is the main ingredient
in our products. It is an essential part of our
manufacturing processes and the agricultural
ingredients we use.
We are taking action to protect the water sources we
depend upon, focusing on achieving best in class water
stewardship at our own operations, and by returning it
safely to nature and communities. Over the long term,
we aim to go beyond our 2030 targets, working to
achieve water security across our value chain, guided
by three priorities:
■Best in class water stewardship
■Enhancing water security at HRLs
■Returning water to nature via community-based
replenishment initiatives

ESRS E1-1	ESRS
Communities
We are committed to having a positive impact by
supporting economic mobility and building resilience in
our local communities. Within our own operations and
across our value chain we create positive
socioeconomic impacts through direct and indirect
employment opportunities.
We act as a local business in every market we serve,
committed to helping communities grow stronger. We build
partnerships that support economic growth, long-term
resilience and give back to our local communities. We aim to go beyond our 2030 target and are working to strengthen
and support our local communities across three priority
areas:
■Skills for impact
■Grassroots community support
■Employee volunteering

Read more about our strategy in action online at: www.cocacolaep.com/sustainability/

Coca-Cola EUROPACIFIC PARTNERS
Board of Directors

share a Coke
BICUTAN MARKET

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
28

Stakeholder engagement♦
As a global business operating locally, each of our
markets has its own distinct identity. Ensuring that the
voices of local stakeholders inform Board decision
making is a key priority. Our leadership teams maintain
ongoing engagement with stakeholders across our
territories and the Board receives regular updates on this
throughout the year (see the sustainability statement on
pages 221–250).
Where possible, the Board also meets stakeholders
directly in our markets to gain first hand insights. Set
out below are our key stakeholder groups, together with
examples of Board engagement during the year.

Our shareholders	Our communities
provide the equity capital for our business and hold management to account	are where we operate and where our employees live and work
Our franchisors	Our people
generally give us exclusive rights to make, sell and distribute beverages in approved packaging in specified territories	are our greatest strength. Our success depends on those who make, move and sell our products to customers every day
Our consumers	Our customers
drink the products we make, sell and distribute	sell our products to consumers
Our suppliers(A)
provide a wide range of commodities and services from ingredients, packaging, utilities and equipment, to facilities management, fleet, logistics and information technology

(A)Although the Board did not regularly directly engage with suppliers during the year, the broader engagement activities undertaken by the Board, together with management‑led activities and operational reporting across the business, enabled the Board to gain meaningful insights into CCEP’s supply chain and the impacts on our suppliers.
Melbourne, Australia
Board attendees – full Board
Engagement
The Board met in Melbourne and received comprehensive
briefings from local leadership teams on the market
landscape, performance, and strategy across Australia,
New Zealand, the Pacific Islands, Indonesia and the
Philippines. Engagement activities included visits to key
customer venues and a Q&A session with a major retail
partner, providing insight into customer priorities and
partnership dynamics.
As part of the market tours, the Board visited a range of
customers, including retail outlets, supermarkets, and food
service venues, where members met frontline employees
and customers to observe consumer trends and local
execution.
Outcomes of engagement
The visit strengthened the Board’s understanding of the
operating environment and customer priorities across
the region. Engagement with leadership, customers and
frontline colleagues provided insights on execution,
partnerships and local brand relevance. These insights
supported the Board’s understanding of market
performance and commercial strategy in the region. CCEP
has since entered into a multi-year agreement with Bacardi
Martini in Australia.

ESRS 2 SBM-2 | S1 SBM-2	ESRS
Manila, the Philippines
Board attendees – Chairman and CEO
Engagement
CCEP hosted a capital markets event in Manila attended
by analysts and investors, featuring presentations from the
Chairman, the CEO, the CFO, senior management and local
leadership teams from the Philippines and Indonesia. TCCC
also contributed insights on local brands and marketing
plans.
The visit included a tour of the Canlubang plant, one of
CCEP’s largest production facilities, providing visibility
into operational scale and capability, as well as visits to
sari-sari stores, a cornerstone of traditional trade in the
Philippines, to observe customer interactions and route to
market execution.
Outcomes of engagement
The insights shared by the Chairman and CEO with the
Board highlighted the strategic importance and growth
potential of the Philippines and Indonesia. Observations
from the site tour demonstrated the scale and capability of
local manufacturing. while customer visits enhanced
understanding of traditional trade dynamics and consumer
behaviour. This strengthened the Board’s oversight of
capital allocation, route to market strategy and long‑term
investment decisions in the region, and supported the
Board’s subsequent approval in July 2025 of capital
expenditure for a new greenfield site in the Philippines.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
29

Stakeholder engagement continued♦
Wakefield, Great Britain
Board attendees – Robert Appleby and Mary Harris
Engagement
As part of welcoming Robert Appleby to CCEP, he,
Mary Harris and GB General Manager Stephen Moorhouse
visited CCEP’s Wakefield production facility, one of Europe’s largest soft drinks facilities. The visit provided an
opportunity to meet colleagues across production and
supply chain and gain insight into the site’s operational
capabilities and its role in supporting GB operations and
delivering on growth and sustainability ambitions.
Outcomes of engagement
The visit supported the onboarding of Robert Appleby
by providing exposure to the GB business. The visit also
provided insight into operational performance, supply chain
resilience and local sustainability initiatives. Engagement
with colleagues on site helped the Board’s understanding
of capacity planning and continuous improvement priorities.
Uxbridge, Great Britain
Board attendees – full Board
Engagement
The Board received a comprehensive overview of the
GB business from the GB General Manager, covering market
landscape, performance and the long range business plan.
The visit also included an employee townhall with around
70 colleagues, providing an opportunity for meaningful
engagement and open dialogue through a Q&A session.
Outcomes of engagement
The session provided the Board with direct insight into local business challenges and priorities and the people
capabilities necessary to deliver them. The townhall gave
the Board an oversight of colleagues’ perspectives, their
priorities and the culture in GB. Overall, these insights
supported Board discussions on execution priorities and
workforce considerations within strategic planning.

ESRS 2 SBM-2 | S1 SBM-2	ESRS
Surrey, Great Britain
Board attendees – full Board
Engagement
The Board convened for its annual strategy meeting,
focusing on long-term priorities including the FMCG and
bottling landscape, wider economic conditions in key
markets, technology and AI, ESG, and market deep-dives.
This was supported by external experts, a supplier and
senior representatives from franchise partners.
Outcomes of engagement
The meeting strengthened Board alignment on long-term
strategic direction, market positioning and capability
requirements. External speakers and franchisor insights
informed the Board’s understanding of evolving consumer
trends and competitive dynamics. Deep-dive sessions on
the Philippines and Indonesia supported the Board’s
assessment of market potential and future investment
priorities. These discussions will shape future oversight
of strategy, capital allocation and risk management.
Barcelona, Spain
Board attendees – Chairman
Engagement
Sol Daurella participated in a media interview on El món a
RAC1 – the leading radio show in Catalonia. The interview took place at CCEP’s Barcelona production facility, where she spoke about Coca‑Cola’s heritage and brand identity, the origins of the beverage and the story behind the iconic contour bottle.
She also highlighted the scale and international footprint of
CCEP’s operations across Europe and the Asia‑Pacific region, while reinforcing the local character of the business.
Outcomes of engagement
The interview provided strong visibility into the enduring
strength of the Coca‑Cola brand and the breadth of CCEP’s
global operations. It supported the Board’s understanding of brand stewardship, strategic market presence and long‑term
growth opportunities.
Other key engagement
Board attendees – Remuneration Committee Chairman
Engagement
John Bryant engaged with shareholders on the proposed
new Directors’ remuneration policy ahead of the 2026
Annual General Meeting. Meetings were offered to the
Company’s top 20 shareholders and proxy advisors to
discuss the proposed changes and gather their views.
Outcomes of engagement
Shareholders who participated provided constructive
feedback that directly informed the Committee’s final policy.
Their input indicated broad support for the proposed updates, which strengthen the alignment between executive pay and
long‑term shareholder value. This engagement ensured the
revised policy reflects the expectations of key shareholders.

For further engagement activities with our people see page 83

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
30

Section 172(1) statement from the Directors Principal decisions
The Board considers the matters required by section 172 in all the decisions it makes.
Below are two examples of decisions taken by the Board during the year and how the relevant matters in section 172(1)(a)–(f) of the UK Companies Act 2006 were considered.

During 2025, we promoted CCEP’s long-term success in our discussions and decision making for the benefit of CCEP’s shareholders as a whole, considering stakeholders and the matters set out in section 172 of the Companies Act:

The likely consequences of any
decision in the long term
The Board recognises its decisions impact
CCEP’s long-term success. All decisions consider
the impact to long-term, sustainable growth
while balancing stakeholder interests.
The interests of our people, and the
need to foster business relationships
with our key stakeholders
We identify key stakeholders as those
significantly interacting with our business model.
We describe these interactions and impacts on
pages 28–29. The Board seeks stakeholder
perspectives through direct engagement, where
feasible, and regular communication with senior
management.
The impact of the Company’s operations
on the community and the environment
To deliver our strategy sustainably, we consider
commercial, social and environmental impacts,
and we monitor and challenge CCEP’s progress
against our annual business plan and
sustainability action plan. Information on our
sustainability action plan and how we are
implementing TCFD recommendations and ESRS
requirements can be found on pages 26, 45, 222
and 238. Our ESG governance framework is set
out on page 224.

The desirability of the Company
maintaining a reputation for high
standards of business conduct
Responsible operation is key to long-term
success. The Board monitors the Group’s
culture to support alignment with its purpose,
values and strategy. Our governance
framework set out on page 69, including the
Code of Conduct (CoC) and Chart of Authority,
ensures the right decisions are made by the
right people at the right time.

Read our CoC at view.pagetiger.com/code-of-conduct-policy

The need to act fairly as between
CCEP’s shareholders
The Board aims to maximise CCEP’s long-term
equity value, without regard to the individual
interests of any shareholder. A minority of our
Non-executive Directors (NEDs) were appointed
by major shareholders of CCEP, but all
Directors understand their duty to promote
the Company’s long-term success for all
shareholders. During 2025, the Chairman,
Remuneration Committee Chairman, CEO, CFO
and investor relations team met with
shareholders and updated the Board with
shareholder feedback.

CCEP’s Share buyback programme

In line with CCEP’s capital allocation framework,
the Board continued to make disciplined
decisions in 2025 to deliver long-term strategic
and shareholder value. On 14 February 2025, the
Board announced a Share buyback programme
of up to €1 billion, commencing on 18 February
2025. The completion of the programme
was announced on 22 December 2025.
The programme was executed across multiple
trading venues with strong governance, effective
Board oversight and robust risk management.
Repurchases were carried out under the authority
granted by shareholders at the 2024 AGM and
renewed at the 2025 AGM permitting the
repurchase of up to 10% of CCEP’s Shares (excluding
treasury shares), both on and off market, across UK
and US trading venues.
The purpose of the programme was to reduce
CCEP’s Share capital and the decision to commence
it reflected CCEP’s strong financial position and
the Board’s commitment to delivering enhanced
shareholder returns while maintaining flexibility
for future investment opportunities. In reaching
its decision, the Board considered the following:
Shareholders
The Board considered the macroeconomic
environment, CCEP’s strong performance and
outlook, and feedback from advisors and

investors and concluded that the programme
aligned with CCEP’s capital allocation
commitments to shareholders.
Financial resilience
The programme was underpinned by CCEP’s
robust financial performance and successful
integration of scaled M&A investments.
Throughout the programme, the Board ensured
that sufficient liquidity was maintained and that
leverage remained within CCEP’s target range of
2.5–3.0x net debt to comparable EBITDA,
preserving financial flexibility and resilience
against market volatility.
Other stakeholder considerations
The Board concluded that the programme
represented the most effective return of capital
to shareholders, while also supporting the interests
of wider stakeholders. By demonstrating disciplined
capital management and balance sheet strength,
it reinforced confidence in CCEP’s long term
stability for employees, suppliers and partners.
Taking the above into consideration, the Board
concluded that proceeding with the Share buyback
programme would be in the best interests of the
Company’s stakeholders as a whole.

Link to strategic objectives
Great brands	Great people	Great execution	Done sustainably

Coca-Cola Europacific Aboitiz Philippines Tarlac Plant
Aboitiz InfraCapital
Economic Estates
TARI Estate

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
31

Section 172(1) statement from the Directors continued Principal decisions continued

New greenfield site in the Philippines
In 2025, the Board approved the investment in a
new greenfield site in North Luzon, the Philippines.
This strategic investment supports our long-term
growth ambitions in Asia-Pacific, enhances
production capacity and strengthens our ability to
serve customers and consumers.
The Board was supportive of expanding CCEP’s
footprint within the Philippines, a market with
a strong history of growth and continued year
on year potential. In reaching this decision, the
Board reviewed detailed reports on the required
investment, valuation plans, expansion plans and
sustainability credentials, to assess the potential
impact on the following stakeholder groups:
Shareholders
The Board evaluated how the investment aligns
with our capital allocation framework and long-
term value creation strategy. Considerations
included the strong expected return on invested
capital, projected market growth and the role
of the facility in driving sustainable earnings.
The decision reflects our commitment to disciplined
investment and delivering attractive returns for
our shareholders.
People and local communities
Engaging, training and retaining our people is a key
consideration. The investment is expected to
have a positive impact on both our workforce
and the local community, by providing new
opportunities to upskill for existing employees as
well as anticipated job creation in the local area.
Franchisors
The Board noted the facility will strengthen
relationships with our franchisors and strategic
partners. Operating the facility under Coca‑Cola
Europacific Aboitiz Philippines, Inc. (CCEAP)
demonstrates our commitment to collaborative
growth, enhances trust with franchisors and
drives development in the local economy.
Consumers and customers
The investment helps us serve our customers
more efficiently and enhances our consumer
reach through improved capacity.
Other stakeholder considerations
The Board ensured sustainability was embedded
in the design which aligns with CCEP’s climate
commitments and wider stakeholder
expectations, reinforcing confidence in our
environmental responsibility while supporting
long-term operational resilience and value
creation for shareholders, employees, suppliers
and communities.
Taking the above into consideration, the Board
concluded that approving the new greenfield
investment would be in the best interests of
the Company’s stakeholders.

Link to strategic objectives
Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
32

Principal risks

Proactively managing risk
CCEP identifies, assesses and manages principal
business risks through organisation-wide risk
management, mitigating risks and leveraging related
opportunities.
To support this, we have an Enterprise Risk Management
(ERM) framework embedded in key functions, activities and
decision making. Our ERM framework aligns with the globally
recognised COSO ERM Framework.

CCEP Enterprise Risk Management framework aligned with COSO(A)
5 Communication and reporting	1 Governance and culture

4 Review and revision	CCEP strategy, business objectives and performance*
2 Strategy and objective setting

3 Performance

Governance and culture
The Board holds overall responsibility for risk management,
with oversight by the Audit Committee through regular
management reports.
At the ELT, the risk agenda is led by the General Counsel
and Company Secretary, working with the Compliance and
Risk Committee (CRC).
The CRC, comprising of several ELT members, approves and
oversees risk policies and procedures, provides challenge
and guidance, and escalates material risks to the Audit
Committee.
Each principal risk has an ELT-level owner responsible for
appropriate assessment and mitigation.
ESG risk management is integrated into our ERM framework
and governance structure.

For detailed information refer to the ESG governance framework on page 224
Our One Risk Office convenes first-, second- and third-line
representatives several times a year to embed risk culture
and share knowledge.
We discuss emerging risks and external factors, inviting
experts on geopolitical developments and risk leaders from
other organisations to broaden understanding.
(A)COSO stands for Committee of Sponsoring Organisations. The COSO
ERM Framework defines ERM as “the culture, capabilities and
practices, integrated with strategy setting and performance, that organisations rely on to manage risk in creating, preserving and realising value”.

Strategy and objective setting
Risk management is integrated into our business
planning processes to enhance strategic decisions
and objective setting.
We have developed risk appetite statements to guide
decision making and resource allocation. We have
implemented key risk indicators for each principal risk
to translate risk appetite into actionable metrics with
assigned thresholds.
Risk appetite statements are reviewed annually by the
CRC and the Audit Committee.

Performance
We analyse incidents using internal and external data to
improve risk management. Horizon scanning identifies
global strategic and emerging risks - new or evolving threats with significant potential impact but limited understanding.
We monitor these to anticipate and manage impacts,
including pandemics, geopolitical conflicts, macroeconomic
shifts, consumer sentiment changes and AI disruptions.
We work with partners like Risilience to model sustainability risks, including physical and transition climate change risks, and support sustainability reporting (see pages 221–284).
Business resilience is key to CCEP’s ability to create value in a complex, unpredictable world. As a global organisation, we manage diverse disruption risks - from cyber and
technology incidents to natural disasters, supplier failures and reputational challenges.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
33

Principal risks continued

Performance continued
Our Business Resilience programme anticipates, mitigates and prepares for these risks through proactive initiatives such as an extensive training and testing programme, robust Incident
Management and Crisis Resolution (IMCR) processes, and
annually updated and tested business continuity plans. This
approach safeguards revenue and brand value and ensures
regulatory compliance.
Supported by ISO 22301:2019 certification for our ISS in
Bulgaria, our strategy is governed by a dedicated global team,
16 Incident Management Teams, and a network of over 400
colleagues across functions and markets, all operating under a codified policy and governance framework with regular
updates provided to senior committees.

Review and revision
An annual Enterprise Risk Assessment (ERA) analyses principal risks, likelihood, impact, velocity and mitigation effectiveness, providing a top-down strategic view.
The Board, the ELT and over 100 senior leaders complete surveys and interviews on current and emerging risks and opportunities.
Risk assessments at Business Unit, functional and programme
levels follow central methodology and taxonomy. Local and
functional leadership reviews and updates assessments,
embedding risk management in routines. All risk data is
maintained centrally for analysis and best practice sharing.

Communication and reporting
An internal risk report is created and shared on a regular
basis with leadership, highlighting key risks, emerging trends and mitigation activities to support decision making.

The following pages summarise principal risks, their
links to strategic objectives and material matters,
key controls and mitigations and 2026 focus areas.
The Board has carried out a robust assessment
of these principal risks.
This summary excludes all operational risks managed routinely by the business. The following table identifies each of the principal risks and how they align to our strategic objectives.
Risk category	Principal risk	Link to strategic objectives

		Great brands	Great people	Great execution	Done sustainably
Market and products	Market	●		●
	Economic and tax	●
	Packaging	●			●
	Category evolution	●
	Geopolitical and global	●		●
Operations	Cyber and IT / operational technology (OT) resilience	●	●	●
	Business transformation and digital capability		●	●
	Key supplier			●
	Product quality	●		●
	Health, safety and security		●
Licence to operate	Climate and water				●
	Legal, regulatory and compliance	●	●	●	●
	Talent and social responsibility		●		●
System	TCCC and strategic partners	●

Trend during 2025 (on a mitigated basis)			Strategic objectives
Increased	Stable	Decreased	Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
34

Principal risks continued

Market		Economic and tax
Trend during 2025	Link to strategic objectives	Trend during 2025	Link to strategic objectives

Risk description
The risk that CCEP fails to identify and effectively respond to changes in the competitive environment, including access to customers and consumers, and pricing terms and conditions resulting in a loss of market share, revenue and reduction in shareholder value.
Key controls and mitigations to manage risk
■International marketing services agreement guidelines
■Affordability plans in several markets
■Shopper insights
■New route to market opportunities
■Pack and product innovation
Focus areas for 2026
■Development of eB2B capability as part of overall digital strategy with rollout of platform in Spain
■Further drive focus on Coke™ through an acceleration on Coca-Cola Original Taste with innovation and strong campaigns and accelerate Coke Zero by leveraging the new global
“Icon” relaunch
■Recruiting consumers into our great brands by offering affordable propositions for shoppers searching for value
Opportunities arising from risk
■Improving operational performance and decision making through the use of AI and digital technology, product innovation and reducing our response times to changes in consumer habits and market conditions
Related information
■Our market drivers (page 10)
■Great brands (pages 12–15)
■Great execution (pages 20-23)

Risk description
The risk that an inability to anticipate and effectively manage fluctuations in foreign exchange and commodity prices, balance our capital allocation for reinvestment and effectively manage our tax positions leads to a reduction in revenue, profitability and shareholder value.
Key controls and mitigations to manage risk
■Hedging policy
■Maintain a strong level of liquidity and back up credit lines for working capital purposes, as well as unexpected cash flow swings while continuing to borrow long term at the right time
■CCEP controls framework
■Regular updates on the Group’s tax position to the Chief Accounting Officer,
Chief Financial Officer and Audit Committee
■Group tax strategy
Focus areas for 2026
■Implement a global direct tax reporting system that ensures consistent standards, improves accuracy and strengthens controls. This system will also support compliance with Pillar Two calculations and reporting requirements globally
Opportunities arising from risk
■Improving our financial and business performance by working with governments on consultation processes for tax regulation, continuing to build strong macroeconomic capabilities and effectively hedging commodities and managing debt
Related information
■Our market drivers (page 10)
■Notes to the consolidated financial statements (pages 146–208)

Trend during 2025 (on a mitigated basis)			Strategic objectives
Increased	Stable	Decreased	Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
35

Principal risks continued

Packaging		Category evolution(A)
Trend during 2025	Link to strategic objectives	Trend during 2025	Link to strategic objectives

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
Key controls and mitigations to manage risk
■Roadmap to support collection including advocacy for container deposit and return schemes and Extended Producer Responsibility (EPR)
■rPET roadmap
■Packaging design and innovation
■CCEP Ventures investment in new recycling technologies and packaging innovation
■Continued investment in refillable packaging in France
Focus areas for 2026
■Strengthen our 2030 collection roadmaps with a focus on deposit return scheme (DRS)
implementation in European markets and self-funded collection and optimally designed EPR legislation in emerging markets, continue to advocate for an ambitious
Global Plastics Treaty across the full lifecycle of plastic and continue to invest in rPET
Opportunities arising from risk
■Reducing the amount of waste going to landfill by leveraging the strength of our portfolio mix, increasing collection rates, investing in recycling technologies and promoting recycling

Risk description
The risk that CCEP is unable to effectively identify and respond to changes in customer, consumer and regulatory perception and preferences for our products leading to a loss of market share and revenue, increased regulatory scrutiny, higher taxes and damage to brand and reputation.
Key controls and mitigations to manage risk
■Regulatory and policy risk management
■Category reputation and stakeholders’ trust
■Customer engagement
Focus areas for 2026
■Health and nutrition
■Category affordability
Opportunities arising from risk
■Building sustainable growth by reducing regulatory and policy uncertainty through early, structured engagement with governments on taxation, marketing, packaging and ingredient rules, enabling more predictable investment, internal compliance readiness, and commercial planning
Related information
■Great brands (pages 12–15)
■Done sustainably (pages 24–27)

	For further details on our initiatives related to packaging see ESRS E5 on pages 239–241	(A)The principal risk name has changed from “Category perception” to “Category evolution” to better reflect its future impact on CCEP.

Trend during 2025 (on a mitigated basis)			Strategic objectives
Increased	Stable	Decreased	Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
36

Principal risks continued

	Geopolitical and global		Cyber and IT / OT resilience
Trend during 2025	Link to strategic objectives	Trend during 2025	Link to strategic objectives

Risk description
The risk that an inability to anticipate and respond to geopolitical instability and global events (e.g. regional conflicts or wars, global pandemics, natural disasters) leads to disruptions to global supply chains, a reduction in profitability and shareholder value, and damage to reputation and brand.
Key controls and mitigations to manage risk
■CCEP Incident Management and Crisis Resolution (IMCR) process
■CCEP Business Continuity and Resilience (BCR) Framework
■Early warning indicators to identify potential risks early and increase the reaction time needed to implement adequate countermeasures
■Monitoring of global issues and tracking of political elections and corporate positions including within the Coca-Cola system
Focus areas for 2026
■Strengthen community management and digital monitoring capabilities, enhancing collaboration with TCCC and European/APS bottlers to anticipate and prepare
■Enhance our website search engine optimisation (SEO) and generative engine optimisation (GEO) to boost visibility, engagement and discoverability for audiences and to protect our Company reputation against AI-driven inaccuracies and misinformation
■Completion of implementation of new business continuity platform, further strengthening our resilience by continuing to build and enhance our incident and crisis management training and testing programme
Opportunities arising from risk
■Increasing resilience through supplier diversification; safeguarding customer and consumer loyalty by effectively communicating our positive local footprint

Risk description
The risk that cloud concentration and/or an inability to protect information systems and data from unauthorised access, misuse, software update incidents, or physical destruction results in disruption to operations, regulatory intervention, financial losses or damage to our Company’s reputation.
Key controls and mitigations to manage risk
■Cyber strategy
■Information security and data privacy training and awareness
■BCP and disaster recovery programme
■Threat vulnerability management and threat intelligence
■Global Security Operations Centre
Focus areas for 2026
■Strengthen data security, particularly across third party and cloud environments
■Mature and expand Security Operations Centre automation capabilities
■Refine risk management using Cyber Risk Insights
■Enhance cyber testing, including extending test duration and depth
■Maintain compliance in an increasingly regulated landscape, including NIS2 requirements
Opportunities arising from risk
■Driving operational and technological efficiencies by modernising equipment, applications and processes to address technology debt and prevent potential entry points for threats and by upgrading systems and the OT organisation
Related information
■Cybersecurity (pages 41–42)

	Understanding the change in trend Risk increased in 2025 due to a growing likelihood of cascading or mutually reinforcing events that could significantly amplify their impact on CCEP.		Understanding the change in trend Risk increased in 2025 as cyber attacks became more sophisticated, further exacerbated by the use of AI.

Trend during 2025 (on a mitigated basis)			Strategic objectives
Increased	Stable	Decreased	Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
37

Principal risks continued

Business transformation and digital capability		Key supplier
Trend during 2025	Link to strategic objectives	Trend during 2025	Link to strategic objectives

Risk description
The risk that a failure to successfully execute the business transformation agenda leads to a diversion of management’s focus away from our core business, an inability to execute our business plans effectively, possible disruption to our operations, and not delivering the expected value or benefit to the business.
Key controls and mitigations to manage risk
■Competitiveness steering committee and governance model for enterprise-wide digital transformation
■CCEP project management methodology and dedicated programme management office
Focus areas for 2026
■Continue developing the existing competitiveness and digital transformation initiatives
■Continued Business Continuity and Resilience support to our business transformation programme
Opportunities arising from risk
■Improved business growth and performance by embracing change to drive innovation and deliver operational efficiencies
Related information
■Great execution (pages 20–23)

Risk description
The risk that critical suppliers are unable to provide the raw materials and services needed to produce CCEP’s products, leading to an inability and/or delay in the delivery of our products to our customers, financial losses and reputation damage.
Key controls and mitigations to manage risk
■Supply risk and contingency process
■Cross Enterprise Procurement Group (CEPG) to leverage global collaboration
■Digital risk management and sensing technology
Focus areas for 2026
■Extending detailed cybersecurity assessments to a wider critical supplier base
■Integration of risk management processes into new territories
Opportunities arising from risk
■Improved financial performance and supply chain resilience through scenario planning, the development of alternatives and a more sustainable supplier base
Related information
■Done sustainably (pages 24–27)
■Sustainability statement (pages 221–284)

U n d e r s t a n d i n g t h e c h a n g e i n t r e n d R i s k d e c r e a s e d i n 2 0 2 4 d u e t o t h e e f f e c t i v e n e s s o f o u r k e y m i t i g a t i o n s i n c o u n t e r i n g a d v e r s e m a r k e t d e v e l o p m e n t s .

Trend during 2025 (on a mitigated basis)			Strategic objectives
Increased	Stable	Decreased	Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
38

Principal risks continued

Product quality		Health, safety and security
Trend during 2025	Link to strategic objectives	Trend during 2025	Link to strategic objectives

Risk description
The risk of CCEP products failing to meet food safety, regulatory and quality requirements could harm consumers, lead to litigation and regulatory fines, damage our brand and reputation and jeopardise our franchise agreements.
Key controls and mitigations to manage risk
■Franchisor and internal standards and governance
■ISO 9001 and FSSC 22000 certification
■Customer and consumer complaint management
■Incident Management and Crisis Resolution
Focus areas for 2026
■Drive food safety culture further with implementation of HOP concepts
■Governance of action plans from lessons learnt
■Amplify the use of Quality 4.0
■Strengthen our change management application
Opportunities arising from risk
■Improving business and financial performance through reduction of product quality incidents, product recalls and liabilities, by focusing on First Time Right (FTR) and the investment in our systems and people
Related information
■Great brands (pages 12–15)
■Done sustainably (pages 24–27)

Risk description
The risk of harm to the mental and physical health, safety and security of our employees, contractors and third parties, and the risk of theft, damage or fraudulent loss of organisational assets and financial integrity.
Key controls and mitigations to manage risk
■Safety strategy
■Security and integrity training and communication
■Travel security programme
■Fraud awareness and training
■Anti-fraud policy
Focus areas for 2026
■Deployment of the travel security programme in the Philippines
■Strengthen security culture through awareness campaigns across the business
■Fraud training to high-risk roles and accredited fraud investigation training programme
■Introduce new balanced scorecard framework to strengthen performance monitoring
■Global implementation of new contractor management system in APS
■Machinery safety technology using radar to fail-safe
■The Philippines road safety holistic review
■Deploy anti-collision systems for forklifts in Belgium and Australia and promote global forklift operator initiatives that strengthen driver skills, engagement and safety culture
Opportunities arising from risk
■Improved business performance through the removal of hazards and reduction of risks by continuing the rollout of our safety and security strategy and establishing an internal intelligence service to provide actionable intelligence and monitor geopolitical risks, emerging threats and market trends
Related information
■Great people (pages 16–19)
■Own workforce (S1) - safety (page 246)

Trend during 2025 (on a mitigated basis)			Strategic objectives
Increased	Stable	Decreased	Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
39

Principal risks continued

Climate and water		Legal, regulatory and compliance
Trend during 2025	Link to strategic objectives	Trend during 2025	Link to strategic objectives

Risk description
The risk that an inability to manage the physical and transition risks associated with climate change results in supply chain disruption, damage to our brand and reputation, regulatory fines and penalties, litigation, a reduction in shareholder value and ultimately damage to the environment and the broader community.
Key controls and mitigations to manage risk
■Roadmap to reduce GHG emissions by 30% versus 2019
■Supplier GHG emissions reduction targets and engagement programme
■Integrated water risk and security management
■CCEP Ventures investment in low-carbon technologies and innovation
■Comprehensive NatCat and climate risk assessment with site surveys and modelling
Focus areas for 2026
■Continue to evolve our 2030 carbon reduction roadmap, with focus on the Philippines
■Six climate accelerator work groups to identify low-carbon technologies and solutions to support our climate roadmap
■Review and update our water reduction roadmap focusing on water security and plants with the highest water risk and prioritising water-intensive processes
■Climate and water resilience working group to identify the actions we must take to adapt to the impacts of climate change and water scarcity both now and in the future
■Improve capital allocation by applying prioritisation formulas to maximise return on investments
Opportunities arising from risk
■Improving energy efficiency and reducing operating costs and reliability through the investment in new technology, engaging in partnerships with other industries, customers and partners and focusing on water security and long-term water rights
Related information
■Done sustainably (pages 24–27)
■Sustainability statement (pages 221–287)

Risk description
The risk that an inability to identify, advocate for and comply with new and/or changes to existing legal, regulatory and compliance requirements results in new or higher taxes, stricter sales and marketing controls, other punitive actions from regulators or legislative bodies, or litigation that negatively impacts our financial results, business performance and licence to operate.
Key controls and mitigations to manage risk
■Compliance processes and training programmes
■Monitoring and implementation of new or changing laws and regulations
■Dialogue with government representatives and input to public consultations on new or changing regulations
■Records and information management programme
Focus areas for 2026
■Continue implementing action plans for completed bribery and corruption risk assessments, conduct additional assessments and enhance processes across markets
■CCEP digital regulatory monitoring and alert capability with TCCC and other bottlers
■Enhance Responsible AI framework at CCEP to strengthen awareness about responsible use of data and AI and ensure humans are at the centre
■Enable data compliance risk assessment including AI and intensify change management for improved adoption of data compliance procedures
■Harmonise data protection training and enable global inter-company transfers
■Advance third party risk governance by further developing due diligence processes, introducing automated screening and enabling scalable oversight
Opportunities arising from risk
■Continue development and embedding of third party due diligence (TPDD), and sharing our local value model and community impact with stakeholders, particularly regulators, to support an effective regulatory environment for all
Related information
■Done sustainably (pages 24–27)

	For further details on our initiatives related to climate see ESRS E1 on pages 228–238 and for water see E3 on pages 242–245		For further details see ESRS E1 on pages 228–238 and E5 on pages 239–241

Trend during 2025 (on a mitigated basis)			Strategic objectives
Increased	Stable	Decreased	Great brands	Great people	Great execution	Done sustainably

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
40

Principal risks continued

Talent and social responsibility		TCCC and strategic partners
Trend during 2025	Link to strategic objectives	Trend during 2025	Link to strategic objectives

Risk description
The risk that CCEP is unable to attract, develop, retain and motivate existing and future employees through its internal people and culture processes, and social commitments which may result in a failure to achieve our strategic objectives, increased turnover rates, and a decline in employee engagement and overall business performance. A failure to act responsibly towards social commitments and corporate citizenship (including human rights) may also lead to reputational damage and/or litigation.
Key controls and mitigations to manage risk
■CoC, CCEP Human Rights Policy and Restructuring Guidelines, and Responsible
Sourcing Policy
■Annual Modern Slavery Statement and human rights risk assessment in Germany
■Anti-harassment and Inclusion, Diversity and Equity Policy
■Ethics and human rights review of key partner hotels across Europe and APS
■Community impact: total investment and beneficiaries
Focus areas for 2026
■Implementation of the Corporate Sustainability Due Diligence Directive (CS3D)
■Implement the actions from the 2025 global inclusion survey
■Further embed the accessibility matrix across CCEP
■Embed our global commitment to workplace adjustments
■Continued governance of our enhanced Employee Assistance Programme to improve consistency and quality of care
Opportunities arising from risk
■Driving sustainable growth and maintaining our competitive edge as employer of choice through investment in platforms for talent attraction and retention to foster internal mobility and continually upskill the workforce through our functional Academies
Related information
■Great people (pages 16–19)
■Great execution (pages 20–23)
■Done sustainably (pages 24–27)

Risk description
The risk that the incentives and strategy of TCCC and other strategic partners are misaligned with those of CCEP leading to actions and decisions that could negatively impact CCEP’s business relationships, licence to operate and ability to deliver on its own strategic objectives.
Key controls and mitigations to manage risk
■Clear agreements govern the relationships
■Long-range planning and annual business planning processes
■Routines between CCEP and franchisors
Focus areas for 2026
■Focus on the innovation pipeline and campaign calendar with TCCC and Monster to further accelerate the growth of our brands
Opportunities arising from risk
■Improving market share and financial performance through research and development with TCCC and Monster into new products, reformulation and portfolio diversification, and equipment innovation
Related information
■Great brands (pages 12–15)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
41

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
Our internal control processes include:
■Board approval for significant projects, transactions
and corporate actions
■Either senior management or Board approval for all
major expenditure at the appropriate stages of each
transaction
■Regular reporting covering both technical progress and
our financial affairs
■Board review, identification, evaluation and management
of significant risks

Read more about our approach to internal control and risk management in the Audit Committee report on page 90

ESRS 2 GOV-5	ESRS
Cybersecurity
Risk management and strategy
Our management and Board recognise the critical
importance that a robust cybersecurity programme and
processes play in maintaining the integrity of CCEP’s business applications and data. Our Chief Information Officer (CIO)
and Chief Information Security Officer (CISO) lead our
cybersecurity programme and regularly report to our Audit
Committee and Board on cybersecurity matters, through
which we assess, identify and manage material risks from
cybersecurity threats. We seek to promote a cybersecurity
culture in which everyone feels a responsibility to prevent
cyber attacks.

Our processes for detecting, monitoring and addressing cybersecurity threats and incidents, and for ensuring timely compliance with applicable reporting requirements, include the following:

■Established risk-based cyber strategy. Regular
reporting of cyber risks and risk mitigation to the ELT,
Audit Committee and Board
■Conducting regular training and awareness on
information security and data privacy for employees,
including regular phishing exercises. This is in addition
to simulations run with the ELT and local leadership
teams on their ability to respond to cyber incidents
■Business Continuity Planning (BCP) and disaster
recovery (DR) programmes, including regular testing
of recovery capabilities, and separate internal and
external assessments of security controls to identify
potential vulnerabilities
■Threat vulnerability management and threat
intelligence: proactive monitoring of cyber threats
and events and implementation of preventative
measures are executed by operating a 24/7 security
event logging and management system through a
Global Security Operations Centre

■Implementation of a hardware and software
lifecycle
■Third party risk assessments for certain key vendors
to support third party risk management
■Data Privacy Office including data governance and
information classification and handling
■IT change management processes to provide
reasonable assurance that only appropriate,
tested and approved changes are implemented
into our IT landscape
■Monthly Information Security Committee meetings
which bring IT experts and governance teams
together into a single forum to review, prevent,
detect and monitor threats, incidents and responses
thereto
■Internal audit performs independent risk-based
audits to assess governance and oversight and test
effectiveness of controls over critical cyber activities

Our cybersecurity policies, standards, processes and
practices are integrated into our risk management framework, which addresses the principal risks we face as a business
and how we identify, assess and manage them. In addition,
our security team utilises a risk analysis standard from the
Information Security Forum (ISF), which is aligned with
industry best practice standards to identify and assess IT
security risks as well as numerous ISF controls and checks.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
42

Principal risks continued
Relevant cybersecurity incidents and threats are escalated
to the corporate Incident Management Team (IMT) and
communicated in a timely manner to our Disclosure
Committee, consisting of the Chairman, CEO, CFO, General
Counsel and Company Secretary and VP Investor Relations
& Corporate Strategy. The Disclosure Committee is
responsible for reviewing and making the determination
regarding materiality and public disclosures pursuant to the
SEC and exchange listing rules.
We use third party experts to support on certain aspects of
our cybersecurity programme but maintain internal
leadership and oversight of all, including in connection with our risk processes. We work with other bottlers and partners such as TCCC to share insights on potential threats.
We also monitor third party service providers through:

An internal controls assessment of our third party control framework	Governance and performance through reporting requirements for major vendors

Procurement third party risk management processes
Identification and oversight by our CISO, supported by
our Business Threat Intelligence team, of risks
associated with those third party service providers
that are relevant to our Business Process and
Technology (BPT) function

Improvements in researching the emerging threat landscape	Improving the security of our external attack surface

Conducting due diligence into peers and trading partners
As at the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any
previous cybersecurity incidents, that have materially
affected us, our business strategy, results of operation or
financial condition. For additional information concerning
the cybersecurity risks we face, refer to the risk factor
subsection titled “Cyber and IT/OT resilience” on
pages 292–293.
Governance
In addition to having a dedicated cybersecurity team
concerned with day to day cybersecurity operations,
cybersecurity is also a critical area of focus at both our
executive and Board levels, which helps ensure that the
Board executes its oversight of cyber risks and that we
consider security risks in our business strategy.
Our cybersecurity processes for managing and assessing
cybersecurity risks, as described above, are managed and
overseen by our Information Security Committee, which
comprises the CIO, the CCO, the Chief Data Privacy Officer
and other senior management members, and is
coordinated by our CISO who has been in the business for
the past seven years, with 20 years’ experience in
cybersecurity and information security management. In
addition, our CIO chairs the Information Security
Committee, helping to steer it in implementing effective
processes in response to information security threats and
risks. Our Information Security Committee meets at least
monthly to oversee, discuss and manage cybersecurity
including topics such as but not limited to data privacy and
Business Continuity and Resilience based on internal and
external sources of information. Through these processes
and ongoing communications, the Board via the Audit
Committee is informed about and monitors the prevention,
detection, mitigation and remediation of cybersecurity
threats and incidents in real time.
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
Information regarding cyber risks and cyber risk
management is reported to the Audit Committee, and
subsequently communicated to the whole Board during the
summary of Committee reports. One member of the Board
who sits on the Audit Committee has specific responsibility
for cybersecurity. In 2025, the Audit Committee was
presented with detailed information on cybersecurity
and internal controls, including improvements made in
researching the emerging cyber risk landscape.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
43

Viability statement
In accordance with provision 31 of the 2024 UK
Corporate Governance Code (the Code), the Directors
have assessed the prospects for the Group. The
Directors have made this assessment over a period of
three years, which corresponds to the Group’s planning
cycle.
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
■Business disruption events
■Legal and regulatory intervention, including
in relation to plastic packaging
■Risk of cyber and social engineering attacks
■Economic and political uncertainty
■Climate change and water♦
Based on the Group’s current financial position, stable
cash generation and access to liquidity, the Directors
concluded that the Group is well positioned to manage
principal risks and potential downside impacts of such
risks materialising, to ensure solvency and liquidity over
the assessment period.

ESRS E1-1	ESRS
From a qualitative perspective, the Directors also took
into consideration the Group’s past experience of
managing through adverse conditions and the Group’s
strong relationship and position within the Coca-Cola
system. The Directors considered the extreme measures
the Group could take in the event of a crisis, including
decreasing or stopping non-essential capital investment,
decreasing or stopping shareholder dividends, renegotiating
commercial terms with customers and suppliers or selling
non-essential assets.♦
Based upon the assessment performed, the Directors
confirm that they have a reasonable expectation that the
Group will be able to continue in operation and meet
all liabilities as they fall due over the three-year period
covered by this assessment.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
44

Non-financial and sustainability information statement
This Annual Report contains a combination of financial
and non-financial reporting throughout.
As required by sections 414CA and 414CB of the
Companies Act 2006 (the Companies Act), the following
non-financial and sustainability information can be
found as stated in the following table.
These pages contain, where appropriate, details of our
policies and approach to each matter.

Risk category	Page(s)
Environmental matters	Climate on pages 228–238
Packaging on pages 239–241
Water on pages 242–245
Environmental due diligence on page 223
TCFD compliance statement on page 45
Employee matters	Great people on pages 16–19
Employee-related due diligence on pages 78, 90 and 251– 252
Our stakeholders on pages 28–29
Social matters	Community on pages 249–250
Human rights	Respecting human rights on page 248
Anti-corruption and anti-bribery matters	Human rights due diligence on pages 19 and 248
Respecting human rights on pages 19 and 248
Our business model	Our business model on page 9
Risk and principal risks	Principal risks on pages 32–42
Risk factors on pages 289–297
Non-financial performance indicators	Non-financial performance indicators on page 3
Climate-related financial information	Key performance data summary on pages 253–254 and 257

Principal risks on page 39

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
45

UK Listing Rule 6.6.6R(8) – TCFD compliance statement

Entity specific	ESRS
TCFD alignment overview♦
Below is a table providing the specific page references to where information that is consistent with the TCFD recommendations and recommended disclosures is set out, in accordance with UK Listing Rule 6.6.6R(8). Further details are provided in other parts of the report in the Strategic Report and Sustainability Statement.

Recommend ation	Recommended disclosures and disclosure level	References and notes

Governance	A.Describe the Board’s oversight of climate-related risks and opportunities	Governance: pages 223–224 Corporate governance report: pages 69–79 Audit Committee report: pages 85–90 ESG Committee report: pages 91–92

B.Describe management’s role in assessing and managing climate-related risks and opportunities

Strategy	A.Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term
Strategy and Metrics and targets: pages 26–27 and 238
Our strategy: page 11
ERM framework and Principal risks: pages 32–33
Notes 1 and 7 to the consolidated financial statements:
pages 146 and 157
Viability statement: page 43
Climate transition roadmap: pages 230–231

B.Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning

C.Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario

Risk management	A.Describe the organisation’s processes for identifying and assessing climate-related risks	Risk management: page 232 ERM framework and Principal risks: pages 32–33 Audit Committee report: pages 85–90

B.Describe the organisation’s processes for managing climate-related risks

C.Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management framework

Metrics and targets	A.Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	TCFD, Metrics and targets: page 238 Forward on climate: pages 228–229 Long-term incentives within Annual report on remuneration: pages 109–111

	B.Disclose Scope 1 and 2, and if appropriate, Scope 3 GHG emissions, and the related risks	TCFD, Metrics and targets: page 238

	C.Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	Our sustainability headline commitments: page 26 Key performance data summary: pages 253–256 Notes 1, 6 and 7 to the consolidated financial statements: pages 146, 153 and 157

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
46

Business and financial review
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
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 4 of the 2024
consolidated financial statements for further details about the acquisition of CCBPI.
Coca‑Cola Beverages Philippines, Inc. was renamed Coca‑Cola Europacific Aboitiz
Philippines, Inc. (CCEAP) effective 13 January 2025.
Note regarding the presentation of adjusted financial information and alternative performance measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP in 2024 and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature, addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believes are reasonable, including assumptions as at 1 January
2024 relating to transaction accounting adjustments. No cost savings or synergies were contemplated in these adjustments.
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
The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided, reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with
CCEP IFRS accounting policies and includes transaction accounting adjustments for the periods presented.
Alternative performance measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions, and to evaluate and report performance.
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
‘Adjusted’ includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of 2024, including acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.
‘Comparable’ is defined as results excluding items impacting comparability, which include restructuring charges, additional considerations or gains related to property sales, accelerated amortisation charges, expenses and releases related to certain legal provisions, acquisition and integration-related costs, net tax items arising from rate and law changes, inventory fair value step-up related to acquisition accounting, impairment charges and net impact related to European flooding. Comparable volume is also adjusted for selling days.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
47

Business and financial review continued
‘Comparable free cash flow’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments, while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.
‘Comparable EBITDA’ is calculated as Earnings Before Interest, Tax, Depreciation and
Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Comparable EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements.
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
‘Dividend payout ratio’ is defined as dividends as a proportion of comparable profit after tax. This measure is used to guide investors on the proportion of underlying earnings expected to be distributed as dividends in line with our dividend policy.
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
All financial information presented in this Business and financial review is unaudited.

Key financial measures(A) Reported to adjusted comparable. FX impact calculated by recasting current year results at prior year rates	31 December 2025
	€ millions			% change vs prior year
	As reported	Comparable	Comparable FX impact	As reported	Adjusted comparable	Adjusted comparable FX impact	Adjusted comparable FX neutral
Revenue	20,901	20,901	(379)	2.3%	0.9%	(1.9%)	2.8%
Cost of sales	13,461	13,465	(245)	1.8%	0.7%	(1.9%)	2.6%
Operating profit	2,793	2,808	(54)	31.0%	5.1%	(2.0%)	7.1%
Profit after taxes	1,979	1,916	39	37.0%	3.3%	(2.1%)	5.4%
Diluted earnings per share (€)	4.26	4.11	0.08	38.3%	4.0%	(2.0%)	6.0%
(A)See Supplementary financial information - Items impacting comparability on pages 57-58 for a reconciliation of reported to comparable and reported to adjusted comparable results.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
48

Business and financial review continued
Financial highlights
In 2025, our focus on leading brands and strong relationships with our brand partners and customers continued to drive top- and bottom-line growth. Comparable volumes remained resilient, reflecting strong in-market execution and innovation, partially offset by greater consumer focus on affordability and the increase in sugar taxes across some of our territories. We grew revenue per unit case on an adjusted comparable and FX neutral basis, driven by favourable mix, positive headline price increases and promotional optimisation.
We also benefited from ongoing efficiency programmes and continued to focus efforts on discretionary spend optimisation, successfully offsetting higher concentrate costs, manufacturing inflation and sugar tax increases. This translated into strong comparable free cash flow generation and enabled us to continue to return cash to shareholders, as demonstrated by the share buyback and dividend paid in the year.
The net impact of 2025 performance on our key financial measures(A) can be summarised as follows:
■Reported revenue totalled €20.9 billion, up 2.3% on a reported basis and 2.8%
on an adjusted comparable and FX neutral basis.
■Volume increased 2.4% on a reported basis. Adjusted comparable volume was up 0.2%
and adjusted comparable and FX neutral revenue per unit case increased 2.9%.
■Reported operating profit was €2.8 billion, up 31.0%, or up 7.1% on an adjusted comparable and FX neutral basis.
■In its preliminary results for fiscal year 2025, CCEP had full year guidance (in respect of fiscal year 2026) of 7% operating profit growth on a comparable and FX neutral basis.
■Reported diluted earnings per share were €4.26 or €4.11 on a comparable basis, up 6.2%
on a comparable and FX neutral basis.
■Net cash flows from operating activities were €3.0 billion. Comparable free cash flow(B)
was €1.8 billion.
(A)See Supplementary financial information - Items impacting comparability on pages 57-58 for a reconciliation of reported to comparable and reported to adjusted comparable results.
(B)See Liquidity and capital management on pages 54-56 for a reconciliation between net cash flows from operating activities and comparable free cash flow.
Operational review
Revenue
Revenue totalled €20.9 billion, up 2.3% versus prior year on a reported basis, and 4.1% on an FX neutral basis. Adjusted comparable revenue was up 0.9% versus prior year, or up 2.8%
on an adjusted comparable and FX neutral basis. Revenue per unit case increased by
2.9% in 2025, on an adjusted comparable and FX neutral basis.

Revenue In millions of €	31 December 2025
	As reported	Reported % change	FX neutral % change	Adjusted comparable % change	Adjusted comparable FXN % change
Europe	15,404	2.9%	3.1%	2.9%	3.1%
APS	5,497	0.5%	7.0%	(4.1%)	2.0%
Total CCEP	20,901	2.3%	4.1%	0.9%	2.8%

Adjusted comparable volume – selling day shift CCEP In millions of unit cases, prior period volume recast using current year selling days(A)	Year ended 31 December
	2025	2024	% change
Volume	3,958	3,864	2.4%
Impact of selling day shift	—	(10)	n/a
Comparable volume – selling day shift adjusted	3,958	3,854	2.7%
Add: Adjusted volume impact(B)	—	95	n/a
Adjusted comparable volume	3,958	3,949	0.2%
(A)A unit case equals approximately 5.678 litres or 24 eight ounce servings, a typical volume measure used in our industry.
(B)The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of 2024. Adjusted volume impact for Philippines for the year ended 31 December 2024 is
101 million unit cases. Including the impact of Q1 selling day shift (6 million unit cases), adjusted comparable
Philippines volume is 95 million unit cases.
Volumes were up 2.4% on a reported basis and 2.7% on a comparable basis, driven by the inclusion of full year Philippines results in 2025. Adjusted comparable volume was up
0.2% versus 2024. In Europe, strong in-market execution was offset by greater consumer focus on affordability and the impact of increased sugar tax in France and GB, driving a volume decline of 0.2%. APS volumes were up 1.0% versus 2024 on an adjusted comparable basis, mainly driven by strong underlying momentum in Australia and Papua New Guinea, partially offset by volume decline in Indonesia reflecting a weaker consumer backdrop.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
49

Business and financial review continued

	Year ended 31 December
Adjusted comparable volume by category Change versus prior period	2025 % of total	2024 % of total	% change
Coca-Cola®	59.2%	59.3%	(0.1%)
Flavours & Mixers	21.5%	21.8%	(1.3%)
Water, Sports, RTD Tea & Coffee(A)	11.7%	11.8%	0.2%
Other inc. Energy	7.6%	7.1%	7.5%
Total	100.0%	100.0%	0.2%
(A)RTD refers to ready to drink.
On a brand category basis in 2025, Coca-Cola trademark volume was down 0.1% versus
2024 on an adjusted comparable basis. This reflected volume decline (down 2.1%) of
Coca-Cola Original Taste with growth in the Philippines and PNG, supported by new campaigns, offset by Europe. Coca-Cola Zero Sugar volumes increased versus 2024 (up
5.3%), driven by Europe and double-digit growth in Australia and the Philippines.
Flavours & Mixers volume decreased by 1.3% versus 2024 on an adjusted comparable basis.
Sprite volumes were up 0.6% versus 2024 supported by new listings and limited editions in
GB and FBN, offset by a decline in Indonesia. Fanta volumes decreased by 2.8%, largely driven by a decline in Indonesia and Germany. Dr Pepper performed strongly with double digit growth in GB, driven by the new Cherry Crush variant.
Water, Sports, RTD Tea & Coffee volume increased by 0.2% versus 2024 on an adjusted comparable basis. Water volume grew 4.6% driven by strong performance of Wilkins Pure in the Philippines, Aquabona in Iberia and Chaudfontaine in FBN. Sports volume increased by
4.5%, driven by growth of Aquarius in Spain, supported by the launch of the Red Peach variant, and the launch of BodyArmor in Iberia and New Zealand RTD Tea & Coffee
decreased by 13.8% driven by the Frestea decline in Indonesia, and the transition to Fuze
Tea in Spain.
Other inc. Energy volume increased by 7.5% versus 2024 on an adjusted comparable basis.
Energy volume increased by 18.8% versus 2024, led by Monster, supported by innovation, distribution gains and growth in original variants. Juice volume declined 10.0% due to the strategic de-listing of Capri-Sun in Europe. Alcohol volumes continued to perform strongly with share gains in Europe, driven by innovation.
Revenue by segment: Europe

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates	Year ended 31 December
	2025	2024	% change
As reported	15,404	14,971	2.9%
Adjust: Impact of FX changes	29	n/a	n/a
FX neutral	15,433	14,971	3.1%
Revenue per unit case	5.97	5.76	3.6%
Revenue in Europe totalled €15.4 billion, up 2.9% versus prior year on a reported basis, and 3.1% on an FX neutral basis. Revenue per unit case in Europe increased by 3.6% in 2025, on a comparable and FX neutral basis, reflecting positive headline price increases and promotional optimisation alongside favourable mix and the impact of sugar tax in France.

Revenue by geography In millions of €	31 December 2025
	As reported	Reported % change	FX neutral % change
Great Britain	3,470	4.3%	5.6%
Germany	3,203	0.8%	0.8%
Iberia(A)	3,429	0.9%	0.9%
France(B)	2,439	5.0%	5.0%
Belgium and Luxembourg	1,082	1.1%	1.1%
Netherlands	833	6.1%	6.1%
Norway	427	7.3%	8.0%
Sweden	433	5.6%	2.2%
Iceland	88	7.3%	3.7%
Total Europe	15,404	2.9%	3.1%
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.
Reported revenue in Great Britain was up 4.3% versus 2024. Foreign exchange translation negatively impacted revenue growth by 1.3%. The increase in revenue was mainly driven by revenue per unit case growth reflecting the headline price increase during the second quarter and positive brand mix, resulting from growth in Monster. From a category perspective, Coca-Cola Zero Sugar, Monster, Dr Pepper and Sprite showed strong volume growth.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
50

Business and financial review continued
Reported revenue in Germany was up 0.8% versus 2024. Volume was negatively impacted, reflecting increased consumer focus on affordability and softer AFH demand. Additionally, revenue per unit case growth was driven by the headline price increase implemented in the third quarter, as well as positive package mix, driven by volume growth in cans and decline in large PET. From a category perspective, Coca-Cola Zero Sugar and Monster also showed strong volume growth.
Reported revenue in Iberia was up 0.9% versus 2024. Volume was flat reflecting the transition of Nestea to Fuze Tea. Additionally, revenue per unit case growth was positively impacted by the headline price increase. From a category perspective, Coca-Cola Zero
Sugar, Monster, Sprite, Aquarius and Aquabona showed strong volume growth.
Reported revenue in France, Benelux and the Nordics (Belgium, Luxembourg, the Netherlands,
Norway, Sweden and Iceland) was up 4.6% versus 2024. Foreign exchange translation positively impacted revenue growth by 0.2%. Volume was negatively impacted by the sugar tax increase in France affecting Coca-Cola Original Taste, partially offset by growth in
Benelux and the Nordics. The increase in revenue was mainly driven by revenue per unit case growth as a result of the headline price increase implemented across our markets.
From a category perspective, Monster and Sprite showed strong volume growth.
Revenue by segment: APS

Adjusted revenue APS(A) In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates	Year ended 31 December
	2025	2024	% change
As reported	5,497	5,467	0.5%
Add: Adjusted revenue impact(B)	—	268	n/a
Adjusted comparable	5,497	5,735	(4.1%)
Adjust: Impact of FX changes	350	n/a	n/a
Adjusted comparable and FX neutral	5,847	5,735	2.0%
Adjusted revenue per unit case	4.26	4.21	1.4%
(A)See Supplementary financial information - Items impacting comparability on pages 57-58 for a reconciliation of reported to comparable and reported to adjusted comparable results.
(B)The adjusted revenue impact reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of 2024 and prepared on a basis consistent with CCEP IFRS accounting policies.
Revenue in APS totalled €5.5 billion on a reported basis. Adjusted comparable revenue was down 4.1% versus prior year, or up 2.0% on an adjusted comparable and FX neutral basis. Revenue per unit case increased by 1.4% in 2025, on an adjusted comparable and FX neutral basis. Volume increased 1.0% on an adjusted comparable basis driven by strong underlying momentum in Australia/Pacific, partially offset by a weaker consumer backdrop in Indonesia.

	Year ended 31 December 2025
Adjusted revenue by geography In millions of €	As reported	Reported % change	Adjusted comparable % change	Adjusted comparable FXN % change
Australia	2,360	(4.6%)	(4.6%)	1.7%
New Zealand and Pacific Islands	662	(4.6%)	(4.6%)	3.2%
Indonesia	328	(18.6%)	(18.6%)	(12.7%)
Papua New Guinea	257	5.8%	5.8%	17.3%
Philippines	1,890	14.4%	(1.6%)	3.0%
Total APS	5,497	0.5%	(4.1%)	2.0%
Revenue in the Australia, Pacific and South East Asia territories was down 4.1% versus 2024 on an adjusted comparable basis. Foreign exchange translation negatively impacted revenue growth by 6.1%. In Australia/Pacific, volume grew during the year more than offsetting the impact from the exit of Suntory alcohol distribution. Coca-Cola Zero Sugar,
Fanta and Monster showed strong volume growth, supported by great activation, execution and innovation. In South East Asia, volumes were flat reflecting growth in the Philippines, driven by Coca-Cola Original Taste and Wilkins Pure Water, despite the impact from typhoon-related flooding in the third quarter. This was partially offset by a weaker volume performance in Indonesia resulting from a weaker macroeconomic environment and lower consumer spending. Revenue per unit case grew on an adjusted comparable and FX neutral basis, as a result of the headline price increase implemented across all our markets alongside favourable mix.
Cost of sales
Reported cost of sales totalled €13.5 billion, up 1.8% versus prior year on a reported basis.
Adjusted comparable cost of sales was up 0.7% versus prior year, or up 2.6% on an adjusted comparable and FX neutral basis. Cost of sales per unit case increased by 2.7% on an adjusted comparable and FX neutral basis.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
51

Business and financial review continued

Adjusted cost of sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates	Year ended 31 December
	2025	2024	% change
As reported	13,461	13,227	1.8%
Add: Adjusted cost of sales impact(A)	—	213	n/a
Adjust: Acquisition accounting(B)	—	1
Adjust: Total items impacting comparability	4	(72)
Adjust: Litigation(C)	12	(2)
Adjust: Restructuring charges(D)	(8)	(10)
Adjust: European flooding(E)	—	(1)
Adjust: Inventory step-up(F)	—	(5)
Adjust: Impairment(G)	—	(54)
Adjusted comparable	13,465	13,369	0.7%
Adjust: Impact of FX changes	245	n/a	n/a
Adjusted comparable and FX neutral	13,710	13,369	2.6%
Adjusted cost of sales per unit case	3.46	3.37	2.7%
(A)Amounts represent unaudited cost of sales of CCBPI as if the Acquisition had occurred on 1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
(B)Amounts represent transaction accounting adjustments as if the Acquisition had occurred on
1 January 2024. These include the depreciation impact relating to fair values for property, plant and equipment and the non-recurring impact of the fair value step-up of CCBPI finished goods.
(C)Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected.
In 2024, the amount reflected an increase in this provision based on the assessment at that time.
(D)Amounts represent restructuring charges related to business transformation activities.
(E)Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
(F)Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
(G)Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended
31 December 2024.
Cost of sales in Europe reflected lower volumes, down 0.2% versus 2024 on a comparable basis. Cost of sales per unit case increased, primarily driven by an increase in the sugar tax in France and GB and increased concentrate costs, driven by higher revenue per unit case reflecting the headline price increases implemented across our markets.
Cost of sales in APS increased reflecting higher volume, which grew 1.0% versus 2024 on an adjusted comparable basis. Cost of sales per unit case also increased, due to increased manufacturing costs and increased revenue per unit case resulting in higher concentrate costs, partially offset by the mix effect from growth in the Philippines which has a lower cost of sales per unit case.
Operating expenses
Reported operating expenses totalled €4.8 billion, down 6.5% versus prior year on a reported basis, reflecting lower business transformation and impairment costs.
Adjusted comparable operating expenses were down 0.8% versus prior year, or up 0.9% on an adjusted comparable and FX neutral basis.

Adjusted operating expenses In millions of €. FX impact calculated by recasting current year results at prior year rates	Year ended 31 December
	2025	2024	% change
As reported	4,751	5,079	(6.5%)
Add: Adjusted operating expenses impact(A)	—	43	n/a
Adjust: Acquisition accounting(B)	—	1
Adjust: Total items impacting comparability	(123)	(459)
Adjust: Restructuring charges(C)	(97)	(254)
Adjust: Accelerated amortisation(D)	(27)	(55)
Adjust: Acquisition and integration- related costs(E)	(6)	(14)
Adjust: Litigation(F)	7	(1)
Adjust: Impairment(G)	—	(135)
Adjusted comparable	4,628	4,664	(0.8%)
Adjust: Impact of FX changes	80	n/a	n/a
Adjusted comparable and FX neutral	4,708	4,664	0.9%
(A)Amounts represent unaudited operating expenses of CCBPI as if the Acquisition had occurred on
1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
(B)Amounts represent transaction accounting adjustments as if the Acquisition had occurred on
1 January 2024. These include the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment and acquisition and integration-related costs.
(C)Amounts represent restructuring charges related to business transformation activities.
(D)Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
(E)Amounts represent cost associated with the acquisition and integration of CCBPI.
(F)Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected.
In 2024, the amount reflected an increase in this provision based on the assessment at that time.
(G)Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
52

Business and financial review continued
Operating expenses in Europe increased, driven by continued inflationary pressures on labour and haulage, partly offset by the decrease in volumes. The continued optimisation of discretionary spend and the ongoing delivery of our business-wide efficiency programme also helped to offset cost increases.
Adjusted comparable operating expenses in APS decreased, driven by changes to our sales channels in Australia following the exit of the Beam Suntory agreement and a reduction in commercial and logistics expenses in Indonesia, following a shift to a new distributor partnership model.
Restructuring
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focuses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.
During 2025, as part of this efficiency programme, the Group announced a series of restructuring initiatives. These initiatives resulted in total restructuring charges of
€8 million within reported cost of sales and €97 million within reported operating expenses for the year ended 31 December 2025. The restructuring charges recognised in operating expenses primarily relate to expected severance payments. Overall, the restructuring spend reflects various initiatives implemented across different markets to enhance operational efficiency and productivity.
Restructuring charges of €10 million and €254 million were recognised within reported cost of sales and reported operating expenses, respectively, for the year ended
31 December 2024, related principally to various productivity initiatives.
Effective tax rate
The reported effective tax rate was 23% and 25% for the years ended 31 December 2025 and 31 December 2024, respectively.
The decrease in the reported effective tax rate to 23% in 2025 (2024: 25%) reflects the impact of non-UK operations and changes in foreign corporation tax rates enacted during the year.
The comparable effective tax rate was 26% and 25% for the years ended
31 December 2025 and 31 December 2024, respectively.

Income tax In millions of €	Year ended 31 December
	2025	2024
As reported	590	492
Adjust: Total items impacting comparability	78	126
Adjust: Restructuring charges(A)	30	70
Adjust: Property sale(B)	(22)	—
Adjust: Accelerated amortisation(C)	8	16
Adjust: Litigation(D)	(6)	1
Adjust: Acquisition and integration-related costs(E)	1	2
Adjust: Net tax(F)	67	—
Adjust: Inventory step-up(G)	—	2
Adjust: Impairment(H)	—	35
Comparable	668	618
(A)Amounts represent the tax impact of restructuring charges related to business transformation activities.
(B)Amounts represent the tax impact of additional consideration received from the sale of a property in
Germany and gains on the sales of properties in Germany and Great Britain, which were recognised as
'Other income'.
(C)Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
(D)Amounts represent the tax impact of release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected.
In 2024, the amount reflected the tax impact of increase in this provision based on the assessment at that time.
(E)Amounts represent the tax impact of cost associated with the acquisition and integration of CCBPI.
(F)Amounts represent the deferred tax impact arising from income tax rate and law changes.
(G)Amounts represent the tax impact of the non-recurring impact of fair value step-up of CCBPI inventories.
(H)Amounts represent the tax impact of the expense recognised in relation to the impairment of the Group’s
Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
53

Business and financial review continued
Return on invested capital
Comparable ROIC is used as a measure of capital efficiency and reflects how well the
Group generates comparable operating profit relative to the capital invested in the business. For the year ended 31 December 2025, ROIC increased by 280 basis points to
10.9% versus 2024. On a comparable basis, ROIC increased by 40 basis points versus 2024, reflecting the increase in comparable operating profit and continued focus on capital allocation. On an adjusted comparable basis, which adjusts both invested capital and comparable operating profit to reflect the acquisition date as at 1 January 2024, ROIC increased by 70 basis points versus 10.8% in 2024.

Year ended 31 December ROIC In millions of €
	2025	2024
Reported profit after tax	1,979	1,444
Taxes	590	492
Finance costs, net	203	187
Non-operating items	21	9
Reported operating profit	2,793	2,132
Items impacting comparability(A)	15	531
Comparable operating profit(A)	2,808	2,663
Taxes(B)	(725)	(667)
Non-controlling interest	(40)	(29)
Comparable operating profit after tax attributable to shareholders	2,043	1,967
Opening borrowings less cash and cash equivalents and short- term investments	9,618	9,409
Opening equity attributable to shareholders	8,489	7,976
Opening invested capital	18,107	17,385
Closing borrowings less cash and cash equivalents and short- term investments	9,737	9,618
Closing equity attributable to shareholders	7,835	8,489
Closing invested capital	17,572	18,107
Average invested capital	17,840	17,746
ROIC	10.9%	8.1%
Comparable ROIC	11.5%	11.1%
(A)Reconciliation from reported to comparable operating profit is included in the Supplementary financial information - Items impacting comparability section on page 57.
(B)Tax rate used is the comparable effective tax rate for the year (2025: 26%; 2024: 25%).

Adjusted comparable ROIC In millions of €	Year ended 31 December
2024
Reported profit after tax	1,444
Taxes	492
Finance costs, net	187
Non-operating items	9
Reported operating profit	2,132
Add: Adjusted operating profit impact(A)	12
Adjust: Acquisition accounting(B)	(2)
Adjusted operating profit	2,142
Items impacting comparability(C)	531
Adjusted comparable operating profit(C)	2,673
Taxes(D)	(670)
Non-controlling interest	(31)
Adjusted comparable operating profit after tax attributable to shareholders	1,972
Opening borrowings less cash and cash equivalents and short-term investments(E)	10,536
Opening equity attributable to shareholders(E)	7,976
Opening invested capital	18,512
Closing borrowings less cash and cash equivalents and short-term investments	9,618
Closing equity attributable to shareholders	8,489
Closing invested capital	18,107
Average invested capital	18,310
Adjusted comparable ROIC	10.8%
(A)Amounts represent unaudited operating profit of CCBPI as if the Acquisition had occurred on
1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
(B)Amounts represent transaction accounting adjustments as if the Acquisition had occurred on
1 January 2024. These include the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment.
(C)Reconciliation from reported to comparable and to adjusted comparable operating profit is included in the
Supplementary financial information - Items impacting comparability section on pages 57–58.
(D)Tax rate used is the comparable effective tax rate for the year (2024: 25%).
(E)In light of the CCBPI acquisition and in order to provide investors with a more meaningful measure of capital efficiency for 2024, an adjusted comparable ROIC measure has been presented for the year ended
31 December 2024. To derive this adjusted comparable measure, opening borrowings, cash and cash equivalents and short-term investments and equity attributable to shareholders were adjusted to reflect transaction accounting adjustments, the impact of debt financing and cash flows in connection with the acquisition, as if the transaction had occurred on 1 January 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
54

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
The Group has amounts available for borrowing under a €1.80 billion multi currency credit facility (2024: €1.80 billion) with a syndicate of 12 banks. This credit facility matures in 2030 and is for general corporate purposes and supporting the Group’s working capital needs.
Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of this report. The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2025, the Group had no amounts drawn under this credit facility.
Net cash flows from operating activities were €2,953 million in 2025, a decrease of 3.5%, or €108 million, from €3,061 million in 2024, reflecting the impact of timing-related movements within the working capital cycle that are consistent with normal operating activities. These cash flows were primarily generated from our operations and included restructuring cash outflows of €213 million. In 2025, we continued to monitor our investment in capital expenditure programmes, given continued uncertainty. Our 2025 capital spend on property, plant and equipment and capitalised software as part of our business capability programme was €950 million, compared to €939 million in 2024.
Comparable free cash flow generation for the year was strong, totalling €1,836 million.
The increase relative to our 2024 total of €1,817 million was largely driven by proceeds related to the sales of properties in Germany and Great Britain.

Comparable free cash flow In millions of €	Year ended 31 December
	2025	2024
Net cash flows from operating activities	2,953	3,061
Less: Purchases of property, plant and equipment	(750)	(791)
Less: Purchases of capitalised software	(200)	(148)
Add: Proceeds from sales of property, plant and equipment	168	15
Add: Proceeds from sales of intangible assets	2	—
Less: Payments of principal on lease obligations	(162)	(157)
Less: Net interest payments	(175)	(175)
Adjust: Items impacting comparability(A)	—	12
Comparable free cash flow	1,836	1,817
(A)  During the year ended 31 December 2024, the Group paid an additional €12 million in cash taxes related to cash proceeds received in 2023 (€89 million) from royalty income arising from the ownership of certain mineral rights in Australia. The cash impact of this event has been included within the Group’s net cash flows from operating activities for year ended 31 December 2024. Given the unusual nature of this item and to support better period-to-period comparability, our comparable free cash flow measure excludes the cash impact related to this matter.
In 2025, total borrowings decreased by €637 million. This was driven by repayments on third party borrowings of €1,824 million and payments on the principal and interest from lease obligations of €185 million, partially offset by proceeds from third party borrowings of €1,327 million. Movement as a result of fair value hedges resulted in an increase of borrowings by €3 million. Borrowings further increased due to additions and other movements on leases of €193 million, and decreased due to currency translation and other non-cash changes of €151 million.
During 2025, the Group repaid the outstanding amounts related to the following bonds upon their respective maturities:
■PHP3.5 billion 6.00% Loan, repaid in February 2025.
■€350 million 2.375% Notes, repaid in May 2025.
■€800 million 0.0% Notes and A$30 million 4.166% Notes, both repaid in September 2025.
■A$20 million 4.250% Notes and PHP2 billion 5.750% Loan, both repaid in December 2025.
In addition, in December 2025, the Group repaid prior to maturity the outstanding amount related to the €600 million 1.75% Notes, originally due in March 2026.
The following bonds were issued in 2025:
■€300 million Floating rate Notes due 2027 and €500 million 3.125% Notes due 2031, both issued in June 2025.
■€500 million 3.125% Notes due 2032, issued in September 2025.
■PHP2 billion 4.7% Loan and PHP500 million 4.35% Loan, both issued in December 2025 and maturing in 2026.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
55

Business and financial review continued
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

Net debt In millions of €	Year ended 31 December
	2025	2024
Total borrowings	10,694	11,331
Fair value of hedges related to borrowings(A)	76	36
Other financial assets/liabilities(A)	10	18
Adjusted total borrowings(A)	10,780	11,385
Less: cash and cash equivalents(B)(C)	(918)	(1,563)
Less: short-term investments(D)	(39)	(150)
Net debt	9,823	9,672

Credit ratings
As at 12 March 2026	Moody’s	Fitch Ratings
Long-term rating	A3	A-
Outlook	Stable	Stable
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(A)Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/
liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
(B)Cash and cash equivalents as at 31 December 2025 and 31 December 2024 included €37 million and €36 million of cash in Papua New Guinea Kina, respectively. Presently, government-imposed currency controls impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
(C)As at 31 December 2025, cash and cash equivalents did not include any amounts held by the Group’s Employee
Benefit Trust (31 December 2024: €10 million). These funds may only be used to purchase CCEP shares to satisfy the Group’s award obligations under its current and future share-based compensation plans.
(D)Short-term investments are term cash deposits with original maturities of more than three months and less than one year. These short-term investments are held with counterparties that are continually assessed, with a focus on preserving capital and maintaining liquidity. As at 31 December 2025 and 31 December 2024, short-term investments included nil and €18 million, respectively, of assets held in Papua New Guinea kina, which are subject to the same currency controls outlined above.
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
Net debt to comparable EBITDA
Comparable EBITDA in 2025 totalled €3.7 billion and increased relative to 2024 by
€176 million. The increase versus 2024 was primarily driven by the increase in comparable operating profit, reflecting increased revenue. The ratio of net debt to comparable EBITDA is 2.7, flat versus 2024, reflecting the increase in net debt due to the impact of lower cash and cash equivalents, offsetting the increase in comparable EBITDA.
For 2024, we have provided an adjusted calculation for our net debt to comparable EBITDA ratio as if the Acquisition had occurred at the beginning of 2024. We believe this calculation allows for a better understanding of our capital position in the context of CCEP.
Adjusted comparable EBITDA was €3.5 billion and the ratio of net debt to adjusted comparable EBITDA is 2.7.
Dividends
In line with our commitments to deliver long-term value to shareholders, we paid a first half interim dividend of €0.79 per share in May 2025 and a second half interim dividend of €1.25 per share in December 2025, based on comparable diluted earnings per share, maintaining a payout ratio of approximately 50% in line with our dividend policy. For the year ended 31 December 2025, dividend payments totalled €927 million (2024: €910 million).
Share buyback
During 2025, we returned to shareholders €1,006 million, including transaction costs, in connection with the €1 billion share buyback programme announced in February 2025.
No Shares were repurchased in 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
56

Business and financial review continued

Comparable EBITDA In millions of € Year ended 31 December
	2025	2024
Reported profit after tax	1,979	1,444
Taxes	590	492
Finance costs, net	203	187
Non-operating items	21	9
Reported operating profit	2,793	2,132
Depreciation and amortisation	923	933
Reported EBITDA	3,716	3,065
Items impacting comparability
Restructuring charges(A)	101	247
Property sale(B)	(104)	—
Litigation(C)	(19)	3
Acquisition and integration-related costs(D)	6	14
European flooding(E)	—	1
Inventory step-up(F)	—	5
Impairment(G)	—	189
Comparable EBITDA	3,700	3,524
Net debt to reported EBITDA	2.6	3.2
Net debt to comparable EBITDA	2.7	2.7
(A)Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
(B)Amounts represent the additional consideration received from the sale of a property in Germany and gains on the sales of properties in Germany and Great Britain, which were recognised as 'Other income'.
(C)Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected.
In 2024, the amount reflected an increase in this provision based on the assessment at that time.
(D)Amounts represent cost associated with the acquisition and integration of CCBPI.
(E)Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
(F)Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
(G)Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended
31 December 2024.

Adjusted comparable EBITDA In millions of €	Year ended 31 December
2024
Reported profit after tax	1,444
Taxes	492
Finance costs, net	187
Non-operating items	9
Reported operating profit	2,132
Add: Adjusted operating profit impact(A)	12
Adjust: Acquisition accounting(B)	(2)
Adjusted operating profit	2,142
Depreciation and amortisation(C)	945
Adjusted EBITDA	3,087
Items impacting comparability
Restructuring charges(D)	247
Acquisition and integration-related costs(E)	14
Litigation(F)	3
European flooding(G)	1
Inventory step-up(H)	5
Impairment(I)	189
Adjusted comparable EBITDA	3,546
Net debt to adjusted EBITDA	3.1
Net debt to adjusted comparable EBITDA	2.7
(A)Amounts represent unaudited operating profit of CCBPI as if the acquisition had occurred on
1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
(B)Amounts represent transaction accounting adjustments as if the acquisition had occurred on
1 January 2024. These include the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment, the non-recurring impact of the provisional fair value step-up of CCBPI finished goods and acquisition and integration-related costs.
(C)Includes the depreciation and amortisation impact relating to fair values for intangibles and property, plant and equipment as if the acquisition had occurred on 1 January 2024.
(D)Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
(E)Amounts represent cost associated with the acquisition and integration of CCBPI.
(F)Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
(G)Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
(H)Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
(I)Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
57

Business and financial review continued
Supplementary financial information – Items impacting comparability – Reported to comparable
The following provides a summary reconciliation of items impacting comparability for the years ended 31 December 2025 and 31 December 2024:

Full year 2025 In millions of € except per share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As reported	2,793	1,979	4.26
Items impacting comparability	15	(63)	(0.15)
Restructuring charges(A)	105	75	0.16
Property sale(B)	(104)	(82)	(0.18)
Accelerated amortisation(C)	27	19	0.04
Litigation(D)	(19)	(13)	(0.03)
Acquisition and integration-related costs(E)	6	5	0.01
Net tax(F)	—	(67)	(0.15)
Comparable	2,808	1,916	4.11
(A)Amounts represent restructuring charges related to business transformation activities.
(B)Amounts represent additional consideration received from the sale of a property in Germany and gains on the sales of properties in Germany and Great Britain, which were recognised as 'Other income'.
(C)Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
(D)Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected.
In 2024, the amount reflected an increase in this provision based on the assessment at that time.
(E)Amounts represent cost associated with the acquisition and integration of CCBPI.
(F)Amounts represent the deferred tax impact related to income tax rate and law changes.

Full year 2024 In millions of € except per share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As reported	2,132	1,444	3.08
Items impacting comparability	531	405	0.87
Restructuring charges(A)	264	194	0.43
Acquisition and integration-related costs(E)	14	12	0.02
European flooding(G)	1	1	—
Inventory step-up(H)	5	3	—
Impairment(I)	189	154	0.34
Litigation(D)	3	2	—
Accelerated amortisation(C)	55	39	0.08
Comparable	2,663	1,849	3.95
(G)Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
(H)Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
(I)Amounts represent the expense recognised in 2024 in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended
31 December 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
58

Business and financial review continued
Supplementary financial information – Items impacting comparability – Reported to adjusted comparable
The following provides a summary reconciliation for CCEP’s reported results and adjusted comparable financial information for the year ended 31 December 2024:

Year ended 31 December 2024 In millions of € except per share data which is calculated prior to rounding	Reported	Items impacting comparability(A)	Comparable	Adjusted comparable(B)	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP
Revenue	20,438	—	20,438	268	20,706
Cost of sales	13,227	(72)	13,155	214	13,369
Operating profit	2,132	531	2,663	10	2,673
Total finance costs, net	187	—	187	3	190
Profit after taxes	1,444	405	1,849	5	1,854
Attributable to:
Shareholders	1,418	402	1,820	3	1,823
Non-controlling interest	26	3	29	2	31
Diluted earnings per share (€)	3.08		3.95		3.96
Diluted weighted average shares outstanding					461
(A)Amounts represent items affecting the comparability of CCEP’s year over year financial performance.
(B)Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability.
Operating profit by segment

Operating profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates
	Year ended 31 December
	2025	2024	% change
As reported	2,189	1,769	23.7%
Adjust: Total items impacting comparability	(50)	246	n/a
Comparable	2,139	2,015	6.2%
Adjust: Impact of FX changes	7	n/a	n/a
Comparable and FX neutral	2,146	2,015	6.5%

Adjusted operating profit APS In millions of €. FX impact calculated by recasting current year results at prior year rates
	Year ended 31 December
	2025	2024	% change
As reported	604	363	66.4%
Add: Adjusted operating profit impact	—	12	n/a
Adjust: Acquisition accounting	—	(2)
Adjust: Total items impacting comparability	65	285
Adjusted comparable	669	658	1.7%
Adjust: Impact of FX changes	47	n/a	n/a
Adjusted comparable and FX neutral	716	658	8.8%

The Company’s Strategic Report is set out on pages 1–58. The Strategic Report was approved by the Board on 13 March 2026 and signed on its behalf by:
Damian Gammell
Chief Executive Officer

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
59

GOVERNANCE AND DIRECTORS’ REPORT

In this section
60	Chairman’s introduction
61	Board of Directors
62	Directors’ biographies
68	Senior management team
69	Corporate governance report
80	Nomination Committee report
85	Audit Committee report
91	ESG Committee report
93	Statement from the Remuneration Committee Chairman
96	Overview of remuneration policy
97	Remuneration policy
106	Remuneration at a glance
107	Annual report on remuneration
120	Directors’ report
124	Directors’ responsibility statement

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
60

Chairman’s introduction

Sol Daurella, Chairman
“Strong succession planning
remained a key focus for the Board”
2025 has been another busy and exciting year for the Board.
The Board continued to engage with colleagues across our
global footprint, including meeting teams in Melbourne, Australia.
The visit provided valuable insights through site visits, market tours, customer interactions, as well as presentations from the leadership teams of Australia, New Zealand, the Pacific Islands,
Papua New Guinea, Indonesia and the Philippines. In addition, individual Directors undertook further visits to New Zealand,
Germany, the Netherlands and Great Britain.
Culture
The Board plays a critical role in shaping the Group’s culture, fostering an environment in which employees feel safe and
valued, while promoting an entrepreneurial spirit supported by strong controls and accountability.
A key achievement in 2025 was approval of a simplified and
refreshed Ways of Working – a core cultural pillar of CCEP.
Developed through the Accelerate Performance 2030
leadership programme, the updated framework clarified
expected behaviours across CCEP – being customer and
consumer focused, curious and caring, empowering at every
level, and passionate about growth.
These Ways of Working resonate strongly with the Board and
align with its commitment to all stakeholders.

Detail on how the Board monitors culture can be found on pages 77–78
Corporate governance matters
From a governance perspective, the Board focused on
alignment with the revised UK Corporate Governance Code,
including the new internal controls requirements under
Provision 29 ahead of their 2026 implementation. Preparations also progressed to meet obligations under the Economic Crime and Corporate Transparency Act, including Director Identity
Verification and enhanced reporting on corporate integrity.
The Board was also fully briefed on the requirements
associated with CCEP’s inclusion in the FTSE 100. We continued
to deepen our understanding of evolving cyber and AI-related risks and opportunities. The Board also oversaw CCEP’s
business transformation programme, consulted shareholders
on the Directors’ remuneration policy, and supported an
update to the Group’s sustainability commitments, This is
Forward, in line with our long-term strategy and the
incorporation of the Philippines business.
Macroeconomic environment
The Board maintained a strong focus on operational and
trading performance amid geopolitical and economic
uncertainty and the impacts of extreme weather. The
business’s resilience enabled continued consideration of
longer‑term strategic opportunities, and the Board approved
several key proposals, including major capital expenditure
projects and capital allocation measures such as the €1 billion share buyback programme.
Board and leadership succession
Strong succession planning remained a key focus for the
Board, supported by the Nomination Committee, throughout
the year. This included ongoing consideration of both Board
ELT succession, with particular emphasis on development
opportunities within the ELT. This approach was reflected in the successful appointment of two ELT members in 2025 from
the internal candidate pool.
In terms of Board refreshment for 2025, the Board approved
the appointment of Laurence Debroux as an Independent
Non-executive Director. Her appointment will respond to the
retirement of Thomas H. Johnson at the 2026 Annual General
Meeting (AGM), following a decade of highly valued service as
Senior Independent Director. His guidance, judgement and
long-standing commitment have been deeply appreciated.
Succession planning continued into 2026 with the decision
to appoint Uvashni Raman in March 2026 as an
Independent Non-executive Director. She will replace
Guillaume Bacuvier who will retire at the 2026 AGM due to
the commitments of his new role. The Board thanks him for
his contribution and wishes him well for the future.
Both Ms Debroux’s and Ms Raman’s appointments will take
effect from the conclusion of the 2026 AGM, subject to
shareholder approval.

For more detail on Board and Executive Leadership Team (ELT) changes see pages 81–82 and for the skills and experience of Ms Debroux and Ms Raman see page 79
Board performance review
We conducted a review of the effectiveness of the Board
and its Committees, reinforcing our commitment to continuous improvement. Led by the Senior Independent Director, Thomas
H. Johnson, the review involved individual meetings with each
Board member to gather insights, including suggestions for
improvement and priorities for 2026, and drew on findings from the prior year’s external evaluation. The Board concluded that it continues to operate effectively, fosters a strong culture and maintains clear accountability to stakeholders.

An overview of the Board performance review process and findings can be found on page 76
Looking forward to 2026
Looking ahead to 2026, the Board will remain focused on long-
term value creation, operational resilience and strategic
growth. Priorities include delivering our business
transformation programme and driving innovation, including
greater use of AI to enhance productivity and decision making, while strengthening risk management and deepening
stakeholder engagement. We thank our shareholders,
customers, franchisors and our people for their continued
trust and support.
Sol Daurella
Chairman
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
61

Board of Directors♦

ESRS 2 GOV-1	ESRS

Board at a glance as at 31 December 2025

Ethnicity/nationality

Spanish	6
French	3
British	2
American	2
Irish	1
Bulgarian	1
Australian	1
Dutch	1

Gender

Male	12
Committee Chairman	3
Director	9

Female	5
Chairman/ Committee Chairman	3

Director	2

Position

Chairman	1
Executive	1
Independent Non‑executive Director	9(A)

Non-executive Director (excluding the Chairman)	6

(A)56% of the Board (excluding the Chairman)
are independent.

Directors’ skills and experience
Strategic planning17
Marketing/public relations/consumer17
Customer/retail17
People17
Sustainability16
Executive experience9

Remuneration13
Bottling industry11
Coca-Cola system10
Audit/risk/finance17
Digital technology11

Meeting attendance by Board and Committee members(A)
	Sol Daurella	Damian Gammell	Thomas H. Johnson(B)	Robert Appleby(C)	Manolo Arroyo	Guillaume Bacuvier	John Bryant	José Ignacio Comenge	Nathalie Gaveau	Álvaro Gómez- Trénor Aguilar	Mary Harris(F)	Dagmar Kollmann(G)	Alfonso Líbano Daurella	Nicolas Mirzayantz	Mark Price(H)	Nancy Quan	Mario Rotllant Solá	Dessi Temperley
	Chairman	CEO	SID
Board of Directors	8 (8)	8 (8)	8 (8)	4 (4)	7 (8)(D)	8 (8)	8 (8)	8 (8)	7 (8)(E)	8 (8)	8 (8)	4 (4)	8 (8)	8 (8)	8 (8)	7 (8)(D)	8 (8)	8 (8)
Affiliated Transaction Committee	3 (3)		3 (3)(J)						3 (3)			1 (1)	3 (3)		2 (2)
Audit Committee(I)				3 (3)			7 (7)					4 (4)		7 (7)				7 (7)(J)
ESG Committee(I)				3 (3)					6 (6)					6 (6)	3 (3)	6 (6)	6 (6)(J)
Nomination Committee	6 (6)		6 (6)		6 (6)						6 (6)(J)				6 (6)
Remuneration Committee					5 (5)	5 (5)	5 (5)(J)	5 (5)			5 (5)
(A)The maximum number of scheduled meetings in the period during which the individual was a Board or Committee member is shown in brackets.
(B)Effective 22 May 2025, Thomas H. Johnson stepped down as Chairman of the Nomination Committee and was appointed
Chairman of the Affiliated Transaction Committee (ATC).
(C)Effective 22 May 2025, Robert Appleby was appointed to the Board and became a member of both the Audit Committee and the ESG Committee.
(D)Manolo Arroyo and Nancy Quan were unable to attend the March 2025 Board meeting due to other pre-agreed commitments.
(E)Nathalie Gaveau was unable to attend the May 2025 Board meeting due to other pre-agreed commitments.
(F)Effective 22 May 2025, Mary Harris was appointed as Chairman of the Nomination Committee.
(G)Effective 22 May 2025, Dagmar Kollmann stepped down from the Board and respective Committee memberships.
(H)Effective 22 May 2025, Mark Price stepped down from the ESG Committee and became a member of the ATC.
(I)One meeting was a joint meeting of the Audit Committee and ESG Committee held in February 2025.
(J)Chairman of the Committee.

Independent	Nominated by Olive Partners**	Nominated by European Refreshments Unlimited Company (ER)**
**Nominated pursuant to the Articles of Association and terms of the Shareholders’ Agreement.

Key to Committees	Affiliated Transaction Committee	Audit Committee	Environmental, Social and Governance Committee	Nomination Committee	Remuneration Committee	Committee Chairman

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
62

Directors’ biographies

Experienced Board
Our Board consisted of our Chairman, CEO, SID and 14
Non‑executive Directors as at 31 December 2025.
Biographies of our Board members and details of
Board and Committee changes made during the
reporting period are set out on pages 62–67.

Sol Daurella Chairman
Appointed May 2016

Committees

Key strengths/experience
■Experienced director of public companies operating in
an international environment
■A deep understanding of fast moving consumer goods
(FMCG) and our markets
■Extensive experience at Coca-Cola bottling companies
■Strong international strategic and commercial skills
■Sol and the Daurella family have been part of the
Coca-Cola system for over 70 years, when the first
bottling agreement was signed in Spain in 1951
Key external commitments
Co-Chairman and member of the Executive Committee
of Cobega, S.A., Executive Chairman of Olive Partners, S.A.,
director of Equatorial Coca-Cola Bottling Company, S.L.,
and independent non-executive director, a member of
the Appointments and Remuneration Committees and
Chairman of the Responsible Banking, Sustainability and
Culture Committee of Banco Santander
Previous roles
Various roles at the Daurella family’s Coca-Cola bottling
business, director of Banco de Sabadell, Ebro Foods and
Acciona and Co-Chairman of Grupo Cacaolat

Damian Gammell Chief Executive Officer (CEO)
Appointed December 2016

Key strengths/experience
■Strategy, risk management, development and
execution experience
■Vision, customer focus and transformational leadership
■Developing people and teams and promoting
sustainability
■Over 25 years of leadership experience and in-depth
understanding of the non-alcoholic ready to drink
industry and within the Coca-Cola system
Key external commitments
N/A
Previous roles
Beverage Group President of Anadolu Group and CEO of
Anadolu Efes, CEO and Managing Director of Coca-Cola
İçecek A.Ş. and a number of other senior executive roles
in the Coca-Cola system including in Russia, Australia
and Germany

Thomas H. Johnson Independent Non-executive Director and Senior Independent Director
Appointed May 2016

Committees

Key strengths/experience
■Chairman/CEO of international public companies
■Manufacturing and distribution expertise
■Extensive international management experience
in Europe and Asia-Pacific
■Investment and finance experience
Key external commitments
CEO of The Taffrail Group, LLC and non-executive director
of Universal Corporation
Previous roles
Chairman and CEO of Chesapeake Corporation,
President and CEO of Riverwood International
Corporation, and director of Coca-Cola Enterprises,
Inc., GenOn Corporation, Mirant Corporation and
ModusLink Global Solutions

Key to Committees	Affiliated Transaction Committee	Audit Committee	Environmental, Social and Governance Committee	Nomination Committee	Remuneration Committee	Committee Chairman

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
63

Directors’ biographies continued

Robert Appleby Independent Non-executive Director
Appointed May 2025

Committees

Key strengths/experience
■Over 40 years of financial experience including
over 30 years of investment expertise
■Significant experience in European and Asia-Pacific
markets
■Strong ESG expertise
Key external commitments
Founder and Chief Investment Officer at Cibus Capital
Previous roles
Co-founder and joint-CIO of ADM Capital Hong Kong,
Director of the ADM Capital Foundation and senior roles
at Lehman Brothers and Crédit Agricole

Manolo Arroyo Non-executive Director
Appointed May 2021

Committees

Key strengths/experience
■Extensive experience working in the Coca-Cola system
■Strong operational leadership experience in
international consumer goods groups, lived and worked
in four continents, both developed and emerging
markets
■Strategic marketing, commercial and bottling expertise
■Served as Chief Executive Officer (CEO) of publicly
listed FMCG company
■In-depth understanding of brands in the Coca-Cola
system
Key external commitments
Executive Vice President and Global Chief Marketing
Officer at The Coca-Cola Company (TCCC)
Previous roles
President of the Asia Pacific Group, Bottling Investments
Group, and Mexico Business Unit (BU) of TCCC, CEO of
Deoleo, S.A., Senior Vice President and President, Asia
Pacific, of S.C. Johnson & Son, Inc., President of the ASEAN
and SEWA Business Units of TCCC, General Manager of the
Spain Business Unit of TCCC, Vice-Chairman of Coca-Cola
COFCO Bottling China, non-executive director of
ThaiNamthip Limited and Coca-Cola Andina and non-
executive director of Effie

Guillaume Bacuvier Independent Non-executive Director
Appointed January 2024

Committees

Key strengths/experience
■Valuable perspectives on consumer behaviours
and strategy
■Brings a wealth of marketing effectiveness insights
from across Europe and APAC
■Strong track record of commercial and technological
business transformation
Key external commitments
CEO of ARIS and non-executive director of Berger-Levrault
Previous roles
CEO of Worldpanel, Kantar’s consumer panel market
research division, CEO of dunnhumby, a number of senior
positions at Google and Orange and non-executive
director of Attest Technologies Limited and VEON Ltd

Key to Committees	Affiliated Transaction Committee	Audit Committee	Environmental, Social and Governance Committee	Nomination Committee	Remuneration Committee	Committee Chairman

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
64

Directors’ biographies continued

John Bryant Independent Non-executive Director
Appointed January 2021

Committees

Key strengths/experience
■Chairman/CEO of a multinational public company
■Expert in strategy, mergers and acquisitions,
restructuring and portfolio transformation
■30 years’ experience in consumer goods
■Strong track record of finance and operational leadership
and experience in overseeing information technology
■Engaged in the cybersecurity strategy process
Key external commitments
Chairman of the Board and of the Nominating
and Governance Committee and member of the
Compensation and Human Resources Committee of
Flutter Entertainment plc, non-executive director,
Chairman of the Remuneration Committee and member of
the Audit Committee of Compass Group plc and non-
executive director and member of the Audit, Nomination
and Corporate Governance Committees of Ball
Corporation
Previous roles
Executive Chairman and CEO of Kellogg Company having
previously held a variety of senior roles in the Kellogg
Company, strategy advisor at A.T. Kearney and Marakon
Associates and non-executive director of Macy’s Inc.

José Ignacio Comenge Non-executive Director
Appointed May 2016

Committees

Key strengths/experience
■Extensive experience of the Coca-Cola system
■Broad board experience across industries and sectors
■Knowledgeable about the industry in our key market
of Iberia
■Insights in formulating strategy drawn from leadership
roles in varied sectors
Key external commitments
Director of Olive Partners, S.A., ENCE Energía y Celulosa,
S.A., Compañía Vinícola del Norte de España and S.A.,
Ebro Foods S.A., Chairman of Mendibea 2002, S.L. and
Non-executive Chairman of Ball Beverage Can Iberica, S.L.
Previous roles
Senior roles in the Coca-Cola system, AXA, S.A., Aguila
and Heineken Spain and Vice-Chairman and CEO of
MMA Insurance

Nathalie Gaveau Independent Non-executive Director
Appointed January 2019

Committees

Key strengths/experience
■Successful tech entrepreneur and investor
■Expert in AI, e-commerce and digital transformation,
innovation, mobile, data and social marketing
■International consumer goods experience
Key external commitments
Non-executive director of Lightspeed Commerce Inc.
and Sonepar, Chief Client Officer of Publicis Sapient
and Executive Vice President of Publicis Groupe
Previous roles
Managing Director & Partner and Senior Advisor of Boston
Consulting Group, founder and CEO of Shopcade,
interactive business director of the TBWA Tequila Group,
Asia Pacific e-business, CRM Manager for Club Med, co-
founder and Managing Director of Priceminister, financial
analyst for Lazard, non-executive director of HEC Paris,
PortAventura World and Calida Group, President of
Tailwind International Corp, special acquisition company,
and director of HWX Partners

Key to Committees	Affiliated Transaction Committee	Audit Committee	Environmental, Social and Governance Committee	Nomination Committee	Remuneration Committee	Committee Chairman

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
65

Directors’ biographies continued

Álvaro Gómez-Trénor Aguilar Non-executive Director
Appointed March 2018

Key strengths/experience
■Broad knowledge of working in the food and
beverage industry
■Extensive understanding of the Coca-Cola system,
particularly in Iberia
■Expertise in finance and investment banking
■Strategic and investment advisor to businesses
in varied sectors
Key external commitments
Director of Olive Partners, S.A.
Previous roles
Various board appointments in the Coca-Cola system,
including as President of Begano, S.A. and director and
Chairman of the Audit Committee of Coca-Cola Iberian
Partners, S.A., as well as key executive roles in Grupo
Pas and Garcon Vallvé & Contreras and director of Global
Omnium (Aguas de Valencia, S.A.) and Sinensis Seed
Capital SCR de RC, S.A.

Mary Harris Independent Non-executive Director
Appointed May 2023

Committees

Key strengths/experience
■Top level strategic outlook with international
and consumer focus
■Significant non-executive director experience gained
from other major listed companies
■Deep understanding of remuneration requirements
gained from previous remuneration committee
chairman roles
Key external commitments
A Supervisory Board member at HAL Holding N.V. and
member of the Corporate Governance Board Council
at INSEAD business school
Previous roles
Chair of the Remuneration Committee of Reckitt Benckiser
Group plc, non-executive director at ITV plc, Unibail-
Rodamco Westfield SE, Sainsbury’s plc, TNT Express and
TNT N.V. and Partner at McKinsey & Company

Alfonso Líbano Daurella Non-executive Director
Appointed May 2016

Committees

Key strengths/experience
■Developed the Daurella family’s association
with the Coca-Cola system
■Detailed knowledge of the Coca-Cola system
■Insight to CCEP’s impact on communities from
experience as trustee or director of charitable
and public organisations
■Experienced social responsibility committee chair
Key external commitments
Vice Chairman and member of the Executive Committee
of Cobega, S.A., Chairman of Equatorial Coca-Cola Bottling
Company, S.L., Co-chair of the Polaris Committee at United
Nations and FBN, Chair of the Family Business Network
and member of the board of the American Chamber of
Commerce in Spain, and Vice Chair of MACBA museum
in Barcelona
Previous roles
Director of Olive Partners, S.A., various roles at the
Daurella family’s Coca-Cola bottling business, director and
Chairman of the Quality & CRS Committee of Coca-Cola
Iberian Partners, S.A., director of Grupo Cacaolat, S.L.,
director of The Coca-Cola Bottling Company of Egypt,
S.A.E., member of the board of Banco Español de Crédito
Banesto, Chair of Family Business Europe and Trustee of
the African Coca-Cola Foundation

Key to Committees	Affiliated Transaction Committee	Audit Committee	Environmental, Social and Governance Committee	Nomination Committee	Remuneration Committee	Committee Chairman

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
66

Directors’ biographies continued

Nicolas Mirzayantz Independent Non-executive Director
Appointed May 2023

Committees

Key strengths/experience
■Over 30 years of strategic, operational and business
transformation experience
■A deep understanding of the FMCG industry
■Strong sustainability and ESG experience
Key external commitments
Lead Independent Director and member of the Audit and
Compliance, Appointments and Remuneration, and
Sustainability and Social Responsibility Committees of
Puig Brands, S.A.
Previous roles
Various senior roles at International Flavors & Fragrances,
including President, Nourish Division and Divisional CEO,
Scent Division. Previously served on the Board of the
International Fragrance Association and was a Cultural
Leader at the World Economic Forum

Mark Price Independent Non-executive Director
Appointed May 2019

Committees

Key strengths/experience
■Extensive experience in the retail industry
■A deep understanding of international trade
■Strong strategic and sustainable development skills
■Digital global business experience
Key external commitments
Member of the House of Lords and founder of WorkL
and Stour Publishing and Perry
Previous roles
Managing Director of Waitrose and Deputy Chairman
of John Lewis Partnership, non-executive director
and Deputy Chairman of Channel 4 TV, Minister of State
for Trade and Investment and Trade Policy, Chair of
Business in the Community, The Prince’s Countryside Fund
and the Fairtrade Foundation and Member of Council at
Lancaster University

Nancy Quan Non-executive Director
Appointed May 2023

Committees

Key strengths/experience
■Extensive knowledge of the Coca-Cola system
■Significant leadership experience spanning innovation,
consumer trends, research and development, quality,
safety, regulatory governance, sustainability and
supply chain
■Experience applicable to our expanded geographical
footprint in the APS region
Key external commitments
Executive Vice President and Global Chief Technical and
Innovation Officer at TCCC and a member of the Liberty
Mutual Group Board of Directors, the Industry Affiliates
Advisory Board for the University of California Davis MBA
Program and the For Inspiration and Recognition of
Science and Technology (FIRST) Executive Advisory Board
Previous roles
Various senior roles at TCCC including Chief Technical
Officer for Coca-Cola North America, Global Research
and Development Officer, Vice President, Innovation,
Research and Development, General Manager for
Europe and Eurasia Group and Vice President, Research
and Development, Pacific Group and responsible for
the Shanghai, Japan and India Research and
Development Centres

Key to Committees	Affiliated Transaction Committee	Audit Committee	Environmental, Social and Governance Committee	Nomination Committee	Remuneration Committee	Committee Chairman

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
67

Directors’ biographies continued

Mario Rotllant Solá Non-executive Director
Appointed May 2016

Committees

Key strengths/experience
■Extensive international experience in the food
and beverage industry from production to market
and strategy
■Experience of chairing a remuneration committee
■Deep knowledge of sustainability strategy and
implementation
■In-depth technical knowledge of the Coca-Cola
system and the bottling industry
■Development of non-profit organisations
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
Partners, S.A.

Dessi Temperley Independent Non-executive Director
Appointed May 2020

Committees

Key strengths/experience
■Financial and technical accounting expertise
■Strong commercial insights and knowledge
of European markets
■International consumer brands experience
■Skilled in technology
Key external commitments
Non-executive director and Chairman of the Audit
Committee and member of the Compensation and
Nominating Committees of Cimpress plc, non-executive
director and member of the Audit, Finance and Consumer
Relationships and Regulation Committees of Philip Morris
International Inc.
Previous roles
Group CFO of Beiersdorf AG, member of the Supervisory
Board of Tesa SE, Head of Investor Relations at Nestlé,
CFO of Nestlé Purina EMENA and Nestlé South East
Europe, finance roles at Cable & Wireless and Shell and
member of the Supervisory Board of Corbion N.V.

Board and Committee changes during 2025
Effective 22 May 2025:
■Dagmar Kollmann stepped down from the Board
and her respective Committee memberships
■Robert Appleby was appointed to the Board and
became a member of both the Audit Committee
and the ESG Committee
■Thomas H. Johnson was appointed Chairman of
the ATC, taking over from Dagmar Kollmann
■Mark Price stepped down from the ESG Committee
and became a member of the ATC
■Thomas H. Johnson stepped down as Chairman of
the Nomination Committee, remaining as a member
of the Committee, and Mary Harris was appointed
as Chairman of the Committee
Board and Committee changes during 2026
Effective from the conclusion of the AGM on
28 May 2026:
■Subject to election, Laurence Debroux and
Uvashni Raman will join the Board as Independent
Non‑executive Directors
■Thomas H. Johnson and Guillaume Bacuvier will
retire from the Board

Read more about Laurence Debroux’s and Uvashni Raman’s experience on page 79

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
68

Senior management team as at 31 December 2025 Our senior management team and Damian Gammell together constitute the members of the ELT.

Clare Wardle
General Counsel and Company Secretary
Clare leads legal, risk, compliance, security and company
secretariat functions. Before joining CCEP, she was Group General
Counsel and Company Secretary at Kingfisher plc, and held senior roles at Tube Lines and Royal Mail Group. Clare is Senior
Independent Director of The City of London Investment Trust plc
and chairs the Royal British Legion Industries’ Development Board.
She is also CCEP’s LGBTQ+ inclusion executive sponsor.

Ed Walker
Chief Financial Officer
Ed is CCEP’s Chief Financial Officer. He has over 30 years of financial experience, primarily within the Coca-Cola system.
He joined CCEP at its formation and is now CFO, having previously served as Group Controller and CFO of the Coca-Cola bottler
in Canada. His expertise spans finance planning, analysis and leadership across multiple functions. Ed is a qualified accountant.

José Antonio Echeverría
Chief Customer Service and Supply Chain Officer
José Antonio leads CCEP’s supply chain and customer service
functions, focused on superior customer experience and
sustainable drinks and packaging. In the Coca-Cola system
since 2005, he has held multiple roles including VP of Strategy and Transformational Projects for the Iberia Business Unit.
He is also the disability inclusion executive sponsor at CCEP.

Peter Brickley*
Chief Information Officer
Peter led CCEP’s business process and technology function,
steering investments in technology solutions. He has over 25 years’
experience in global technology leadership roles at Heineken,
Centrica and BAT. Before CCEP, he was Global CIO and Managing
Director of Global Business Services at SABMiller. Peter has been a
Trustee of the Brain and Spine Foundation and is currently Chair of
Chorley Building Society.

*Retired on 31 December 2025. Read more in the Nomination
Committee report on page 82.

Stephen Lusk
Chief Commercial Officer
Stephen leads CCEP’s commercial strategy and capabilities,
driving market and customer performance. He works with General
Managers and franchise partners to build future capability and bring brands and products to life. With over 30 years in the
Coca-Cola system, he has held multiple roles including leading the Coca-Cola bottler in Singapore, Malaysia and Brunei.

An Vermeulen
Chief Public Affairs, Communications
and Sustainability Officer
An leads CCEP’s sustainability strategy, as well as stakeholder and employee communications, and engagement with media,
policymakers and communities. With 25 years at CCEP, she has held senior roles across PACS, business transformation, strategy, sales and general management, most recently as Vice President and Country Director for Belgium and Luxembourg.

Véronique Vuillod
Chief People and Culture Officer
Véronique heads up CCEP’s people and culture function, leading human capital strategies and fostering a people-centric
organisation. With over 28 years in the Coca-Cola system, she has held senior HR roles across multiple Business Units and functions, driving transformational change. She champions inclusion,
wellbeing, digital HR innovation and workforce of the future.

Leendert den Hollander
General Manager, France and Northern Europe
Business Unit
Leendert oversees CCEP’s Business Units in France and Northern
Europe, covering operations across France, Benelux and the
Nordics. Previously, he served as General Manager for Great Britain.
Before joining CCEP, he was CEO of Young’s Seafood and Managing
Director at Findus Group. Earlier in his career, Leendert spent
15 years at Procter & Gamble in senior marketing positions. Leendert is also CCEP’s executive sponsor for gender balance and equality.

John Galvin
General Manager, Germany Business Unit
John leads CCEP’s Business Unit in Germany. He joined in 2019 as VP of Sales and Marketing before becoming General Manager.
Previously, he led Coca-Cola İçecek’s business in Pakistan and began his career at Diageo. John brings extensive international experience in sales, marketing and general management across
Europe and Asia.

Ana Callol
General Manager, Iberian Business Unit
Ana leads CCEP’s Business Unit in Iberia. She began her career at
CCEP in marketing and commercial before moving into PACS
leadership roles in Iberia and later becoming Chief PACS Officer.
She is widely recognised for shaping CCEP’s sustainability agenda and embedding it into business and consumer engagement. With over 23 years in the Coca-Cola system, Ana has held leadership roles across PACS, marketing, commercial and sales.

Stephen Moorhouse
General Manager, Great Britain Business Unit
Stephen leads CCEP’s Business Unit in Great Britain. With over
25 years in the Coca-Cola system, he has held senior roles across
Europe, most recently as General Manager of Northern Europe.
He is the multi-generational inclusion executive sponsor at CCEP and a member of the CEO Forum of the Institute of Grocery
Distribution and the British Soft Drinks Association.

Peter West*
General Manager, Australia, Pacific and Southeast Asia
Business Unit
Peter led CCEP’s APS Business Unit. He joined CCEP in 2021
following the acquisition of Coca-Cola Amatil, having previously served as Managing Director of Australian Beverages since April
2018. Before that, Peter was Managing Director of Lion Dairy &
Drinks and held senior roles at Arnott’s Biscuits and Mars, including
Regional President for Continental Europe for Mars Chocolate.

Read more about our current senior management team at: www.cocacolaep.com/who-we-are/our-people/leadership-team/

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
69

Corporate governance report

ESRS 2 GOV-1	ESRS

Governance framework♦

Our governance framework supports the effective oversight of the Group and the delivery of our long‑term strategy. The Board focuses on key matters reserved for its decision, while day to day management is led by the CEO, supported by the senior management team, together forming the ELT. A summary of our governance structure is set out below.
Our governance structure is grounded in the Articles of Association and the Shareholders’ Agreement, which define the Company’s overarching governance arrangements.
Further information is available at www.cocacolaep.com/who-we-are/governance/.

Board of Directors	Chairman Leads the Board and creates the conditions for overall Board and individual Director effectiveness.	CEO Implements the strategy approved by the Board and manages the business on a day to day basis.	SID Provides a sounding board for the Chairman and serves as an intermediary for the other Directors and shareholders.	NEDs Hold management to account and provide constructive challenge, strategic guidance, external insight and specialist advice to the Board and its Committees.	Company Secretary Advises the Board on legal, compliance and corporate governance matters and ensures that all Directors have timely access to relevant information.

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
Affiliated Transaction
Committee (ATC)
Reviews transactions with
affiliates (i.e. holders of 5%
or more of the securities
or other ownership
interests of CCEP) and
provides recommendations
regarding them to the Board.

Executive Leadership Team Supports the CEO in the day to day management of the business and execution of the agreed strategy.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
70

Corporate governance report continued
Statement of compliance with the 2024 UK
Corporate Governance Code (the Code)
During the year ended 31 December 2025, CCEP applied
the principles of the 2024 Code and complied with its
provisions, with the exception of provision 29 (which will
apply from 2026), save as set out below.

A copy of the 2024 Code is available on the Financial Reporting Council’s (FRC) website: www.frc.org.uk/library/standards-codes- policy/corporate-governance/uk-corporate- governance-code/

Details of where to find the information required under
DTR 7.2.6R and the relevant provisions of Schedule 7
of the Large and Medium‑sized Companies and Groups
(Accounts and Reports) Regulations 2008 are provided
on pages 120–123.
Chairman
Code provisions 9 and 19
The Chairman, Sol Daurella, was not considered
independent on appointment. However, the Board benefits
from her extensive knowledge of, and long-term
commitment to, the Coca-Cola system, as well as her
significant experience and leadership skills gained through
senior roles as director and CEO of large public and private institutions across multiple sectors.
Sol Daurella has served on the Board since 2016.
In accordance with provision 19 of the Code, the Board
has reviewed her tenure and is satisfied that it remains
appropriate for her to continue as Chairman. In reaching
this conclusion, the Board took into account her effective
leadership, the value of her deep system knowledge and
experience, and the importance of leadership continuity.
Under the Shareholders’ Agreement, Olive Partners
is entitled to nominate the Chairman. Any nominee
must be approved by the Board, including at least one The
Coca-Cola Company (TCCC) Director.
Remuneration
Code provision 32
The Remuneration Committee is not composed solely of
Independent Non-executive Directors (INEDs), although it
comprises a majority of INEDs. Under the Shareholders’
Agreement, the Remuneration Committee must include at
least one Director nominated by:
■Olive Partners, for as long as it owns at least 15% of
the Company
■European Refreshments Unlimited Company (ER), a
subsidiary of TCCC, for as long as it owns at least 10% of
the Company
The Committee, led by its independent Chairman, benefits
from the nominated Directors’ deep understanding of the
Group’s markets.
All Directors serving on the Committee are Non‑executive,
and no Director is involved in decisions relating to their own remuneration.
Code provision 33
The Remuneration Committee is not solely responsible
for setting the remuneration of the Chairman and CEO.
Instead, the Board (excluding any Director whose
remuneration is under consideration) determines their
remuneration, including the Non-executive Directors (NEDs),
based on recommendations from the Remuneration
Committee and following rigorous analysis and debate.
To date, the Board has accepted all recommendations of
the Remuneration Committee. The CEO does not participate
in discussions or decisions regarding his own remuneration.
Details of how we have applied the principles of
the Code are set out throughout this corporate
governance report, the Strategic Report and
the Committee reports, as signposted below.

Board leadership and Company purpose
The Board	61–67
Purpose, culture and values	77–78
Board decisions	30–31 and 74
Stakeholder engagement	28–29 and 83
Workforce policies and practices	17–19 and 77
Division of responsibilities
Role of the Chairman	69
Division of responsibilities	69
Role of the Non-executive Directors	69
Operation of the Board	72–73
Composition, succession and evaluation
Appointments to the Board	81
Board skills, experience and knowledge	61–67
Performance evaluation	76
Audit, risk and internal control
Independence and effectiveness of internal and external auditors	89–90
Fair, balanced and understandable assessment	124
Risk and internal controls	41 and 90
Remuneration
Alignment to purpose, values and long- term success	93–95
Implementation of remuneration policy	96–105
Independent judgement and discretion	93–96

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
71

Corporate governance report continued
Differences between the Code and the Nasdaq
corporate governance rules (the Nasdaq Rules)
The Company is a “foreign private issuer” (FPI) as defined
under US securities law. As an FPI, it is exempt from most
Nasdaq Rules applicable to domestic US companies,
because it complies with the Code. Under the Nasdaq
Rules, the Company must disclose differences between
its corporate governance practices and those followed
by domestic US companies listed on Nasdaq. The differences
are summarised below.
Director independence
Under the Nasdaq Rules, a majority of the Board must be
independent. The Code requires that at least half of the
Board, excluding the Chairman, be independent.
NED meetings
The Nasdaq Rules require INEDs to meet without the rest
of the Board at least twice a year. In 2025, there were two
separate meetings of INEDs. The Code also requires NEDs
to meet without the Chairman present at least once a year
to appraise the Chairman’s performance. In addition, the
NEDs hold regular meetings without management present,
and in 2025 five such meetings were held.
Board Committees
The Company has a number of Committees whose
purpose and composition are broadly comparable to
those required under the Nasdaq Rules for domestic
US companies. The Nasdaq Rules require that, for FPIs,
only the Audit Committee be composed entirely of
independent directors. The Company’s Audit Committee
is fully independent, and all other Committees comprise
a majority of independent Directors.
Nasdaq Code of Conduct
The Nasdaq Rules require domestic US companies to adopt
and disclose a code of conduct applicable to all directors,
officers and employees. The CCEP Code of Conduct (CoC)
applies to all employees, officers and Directors across the
Group. It is designed to ensure that we act with integrity
and accountability in all business dealings and
relationships, and our supporting policies drive compliance
with applicable legislation.
Our CoC addresses key areas such as anti-bribery, data
protection, environmental regulations, human rights, health, safety, wellbeing, and respect for others.
It is aligned with internationally recognised standards and
legislation, including the UN Global Compact, the UN Guiding
Principles on Business and Human Rights, the International
Labour Organization’s Declaration on Fundamental Principles
and Rights at Work, the US Foreign Corrupt Practices Act,
the UK Bribery Act, the EU General Data Protection Regulation,
the Spanish and Portuguese Criminal Codes, and Sapin II.

Embedding ethics from day one
All employees are required to complete CoC training,
which forms an integral part of the induction process
for new employees. Additional training on specific topics
relevant to individual roles is provided where necessary.
Our Code of Conduct outlines the responsibilities of
managers and includes a decision-making matrix to
support ethical choices. It provides guidance on addressing
sensitive issues, such as bullying and harassment, ensuring
employees have clear resources to uphold our values.
Managers receive additional support to lead by example
and create an environment where employees feel safe
to speak up.
Our CoC also emphasises the importance of Speaking Up.
Employees have access to confidential and anonymous
channels to report concerns without fear of retaliation,
ensuring issues are addressed promptly and ethically.
We expect all third parties acting on our behalf to adhere
to ethical standards consistent with our CoC and to comply
with our Responsible Sourcing Policy.
Although Nasdaq Rules require domestic US companies
to disclose within four business days any determination to
grant a waiver of a code of conduct, if the Board amends or
waives the provisions of the CoC, details of such amendment
or waiver will be published on our website. No such waiver
or amendment has been made or given to date.
CCEP considers that the CoC and related policies satisfy
the Nasdaq Rules on codes of conduct applicable to
domestic US companies.

Read our CoC at: view.pagetiger.com/Code-of-Conduct-Policy

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
72

Corporate governance report continued
Role of the Board
The Board retains control over key decisions through a formal schedule of matters reserved for its approval, ensuring a
clear division of responsibilities across the governance
framework. These reserved matters include the approval of
the Group’s strategy, annual and long‑term business plans,
any suspension, cessation or abandonment of a material
activity, and all material acquisitions or disposals.
As outlined on page 69, the Board has established a
number of Committees to support its work and to ensure
the effective discharge of its responsibilities. Each Committee operates under terms of reference approved by the Board,
which define its purpose, authority and duties. The Committees undertake detailed oversight within their respective areas
and provide the Board with regular reports on their
activities, findings and recommendations.
Further information on the role, composition and key
activities of each Committee can be found in the individual
Committee reports.

Nomination Committee
Read report on page 80

Audit Committee
Read report on page 85

ESG Committee
Read report on page 91

Remuneration Committee
Read report on page 93
Board diversity
The Board brings together a broad mix of backgrounds,
skills, experience and nationalities, supporting effective
decision making and strong governance.
The Board is guided by its Diversity, Equity and Inclusion
Policy. This policy aims to promote diversity, inclusion and equal opportunity and ensures it is given serious
consideration in the succession planning, selection,
nomination, operation and evaluation of the Board. The
policy complements the Group’s wider diversity policies,
values and CoC, and sets out the Board’s approach to
diversity and inclusion for both Directors and senior
management.

Read more about Board diversity on page 81
See an overview of our Directors’ skills and experience on pages 61–67
Independence of Non-executive Directors
The Board has reviewed the independence of all the
INEDs against the requirements of the Code and
considered the provisions of SEC Rule 10A-3 in relation
to the Audit Committee. As outlined below, a majority of
the Board and the entire Audit Committee are independent
under both standards.
The Board determined that Robert Appleby, John Bryant,
Nathalie Gaveau, Mary Harris, Nicolas Mirzayantz, Mark Price
and Dessi Temperley remain independent and continue to
demonstrate objective judgement and effective oversight.
The Board also confirmed that Thomas H. Johnson and
Guillaume Bacuvier were independent during the year. Both
Directors will retire from the Board at the conclusion of the
AGM and are therefore not standing for re‑election, but
their independence was maintained throughout their
respective periods of service.
At its meeting in March 2026, the Board determined that
both Laurence Debroux and Uvashni Raman, each joining
the Board subject to their election at the AGM, were
independent.
The Board recognises that the remaining NEDs, including
the Chairman, are not considered independent. However,
they continue to demonstrate sound judgement in fulfilling
their responsibilities and remain clear on their obligations as Directors, including those under section 172 of the UK
Companies Act 2006 (the Companies Act).
Under the terms of the Shareholders’ Agreement, for as
long as Olive Partners owns at least 25% of CCEP and ER,
a subsidiary of TCCC, owns at least 10%, they may each
nominate a maximum of five and two Directors respectively.
Conflicts of interest
The Companies Act, the Articles, and the Shareholders’
Agreement permit Directors to manage situational
conflicts (circumstances where a Director has an interest
that conflicts, or may conflict, with the interests of
the Company).
Each Director is required to declare any interests that
may give rise to a situational conflict on appointment and
thereafter as they arise. Directors also review and confirm
their interests annually.
The ATC oversees transactions with affiliates, while the
Nomination Committee considers matters involving
potential situational conflicts of interest for Directors.
The Board is satisfied that robust systems are in place
to identify and manage conflicts of interest effectively.
Controlling shareholder
Olive Partners is regarded as a “controlling shareholder”
of CCEP under the UK Listing Rules (UKLR) as it holds more
than 30% of the Company’s voting rights. The Board
confirms that CCEP continues to operate its principal
business activities independently of Olive Partners.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
73

Corporate governance report continued
Board support
Board meetings are scheduled at least one year in advance,
with additional meetings arranged as required to meet
business needs. Meetings are held in various locations to
reflect our engagement with all aspects of our international business.
Before each Board meeting, the Chairman, CEO and
Company Secretary agree the final agenda, ensuring that
discussion topics align with our strategic objectives and
support the long‑term success of CCEP.
At each Board meeting the Directors receive the following
reports:

Board of Directors

Committee Chairmen	CEO	CFO	Company Secretary
Overview of discussions at Committee meetings	Business and commercial updates	Financial report	Governance and regulatory updates
Themes for the business and commercial updates include:

Performance

People

Commercial

Digital and technology

Sustainability
In addition, the agenda typically includes updates on
ongoing projects and stakeholder considerations.
Comprehensive briefing papers are circulated
electronically to all Directors in advance, allowing sufficient time for review.
Directors have access to the advice and services of the
Company Secretary and may seek independent professional
advice at the Company’s expense.
Directors are expected to attend all meetings. When
attendance is not possible, relevant papers are provided in
advance so comments can be shared with the Chairman or
Committee Chairman, who presents them at the meeting.
Afterwards, the absent Director is briefed on the
discussions.
The Chairman attends most Committee meetings. Cross
membership between the Audit and Remuneration
Committees helps ensure remuneration outcomes align
with CCEP’s performance, reflecting our integrated
approach to investing in and rewarding our people.
In 2025, the Audit and ESG Committees also collaborated
on sustainability reporting, with a focus on reporting in
respect of the annual report on ESG matters including
reviewing the European Sustainability Reporting Standards
(ESRS) double materiality assessment (DMA) and full year
assurance.
Training and development♦
To ensure constructive challenge to management by the
Board, the Board received a wide range of training and
development opportunities in 2025 including:
■Briefings – to focus on matters of interest to CCEP such
as innovation, and relevant ESG, commercial, legal and
regulatory developments
■Deep-dive sessions – to address requests from
Directors to better understand CCEP or the environment
in which it operates, including its markets
■External speakers – to receive insights from experts and
engage with stakeholders
■Site visits – to Group businesses, production facilities
and commercial outlets to enhance knowledge of
CCEP operations and meet employees, suppliers
and customers

ESRS 2 GOV-1	ESRS
Below are two examples of training topics delivered in 2025
which enhanced the Board’s knowledge of critical areas
relevant to the business and the external landscape in which
CCEP operates to support informed decision-making by the
Board.

Cybersecurity
In April, Board members received an in-depth training
session on current cybersecurity developments.
The session enhanced the Board’s awareness and
understanding of emerging cyber threats and the
appropriate response mechanisms in the event of an
attack. Members also benefited from expert insights
shared by an external specialist third party.

ESG In October, management provided the Board with an overview of the latest ESG reporting requirements and explained how ESG performance data is tracked, managed and reported.

Further examples of our training and development activities can be found on pages 28–29
“To ensure constructive challenge
to management by the Board, the
Board receive a wide range of
training and development
opportunities.”

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
74

Corporate governance report continued

ESRS 2 GOV-1	ESRS

Key Board activities, discussions and decisions♦
Throughout the year, the Board focused on matters central to delivering our strategic objectives and supporting CCEP’s long‑term sustainable success. The schedule below outlines the key topics considered at each meeting, together with significant decisions taken and the resulting outcomes. This includes regular deep‑dive reviews of key markets, updates on major strategic initiatives and governance developments and training sessions to support ongoing Board effectiveness.

February

■Approved the appointment of Robert
Appleby as an INED and Mary Harris’
appointment as Chairman of the
Nomination Committee, succeeding
Thomas H. Johnson, effective
22 May 2025
■Approved the 2024 full year preliminary
results and the 2025 share buyback
programme

March

■Approved capital expenditure for a new
production line in Dunkirk, France
■Approved the 2024 Annual Report
and Form 20-F
■Received deep-dive overviews of the
Australia, New Zealand, Pacific Islands,
Indonesia and Philippines businesses

April

■Agreed the approach to the 2025 AGM and approved the resolutions to be put to shareholders ■Approved the Q1 Trading Update and interim dividend ■Received cybersecurity training

August

■Approved the half year results and interim dividend ■Approved the third tranche of the share buyback programme
July

■Approved capital expenditure for a
new greenfield site in the Philippines
■Approved changes to CCEP’s Global
Chart of Authority, Conflicts of
Interest Policy and Guidelines and
the Board of Directors’ Corporate
Governance Guidelines

May

■Approved the 2024 Modern
Slavery Statement and 2024
Group Tax Strategy
■Approved changes to Board
Committee composition, effective
22 May 2025
■Attended the 2025 AGM
■Participated in a GB employee
townhall
■Approved the second tranche
of the share buyback programme
■Received a deep-dive of the
GB business

September

■Attended the annual strategy
meeting
■Received an overview of performance,
growth plans, long-range planning,
capital expenditure and the capital
allocation framework
■Received a deep-dive of the
Indonesia business
■Received briefings on technology
and AI
■Approved the fourth tranche of the
share buyback programme

October

■Approved entry into a new multi-
year agreement with Bacardi Martini
in Australia
■Received an update on steps being
taken to comply with the Economic
Crime and Corporate Transparency
Act, including preparations for the
new failure to prevent fraud
offence
■Received an update on the status
of CSRD transposition in the
Netherlands
■Received ESG training

December

■Approved the Annual Business Plan
■Approved the approach to Enterprise
Risk Management based on the
results of the annual Enterprise Risk
Assessment
■Received an update on 2024 UK
Code compliance
■Reviewed the Committees’ terms
of reference
■Approved the adoption of
Responsible AI Principles
■Approved the appointment of
Laurence Debroux as an INED with
effect from the conclusion of the
2026 AGM
■Received an update on 2025 people
and culture achievements

November

■Approved the Q3 Trading Update and interim dividend

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
75

Corporate governance report continued
During the year, the Board and its Committees oversaw
several initiatives that supported the continued
strengthening of CCEP’s culture. These activities,
spanning cyber governance, ethics and compliance,
and our refreshed Ways of Working, reflect the Board’s
responsibility under the UK Code to assess, monitor
and embed the desired culture across the organisation.
Together, they reinforce the alignment of our culture
with CCEP’s purpose and strategy and demonstrate
how governance, systems and behaviours work
together to support a strong, healthy and inclusive
culture that enables sustainable performance.

Cyber governance enhancement

In light of the increasing frequency and severity of cyber
incidents across the market, the Board oversaw a targeted
review of CCEP’s cybersecurity framework. This confirmed
a strong set of existing controls while identifying opportunities to further enhance data protection, access controls and
third party risk management. Oversight of progress
continues through established governance structures.
In April, Board members received an in‑depth training session on current cybersecurity developments, which enhanced
their awareness of emerging threats, strengthened
understanding of appropriate response mechanisms and
provided valuable insights from an external specialist.

Looking ahead, the Board will continue to review cyber risk
reporting and monitor the implementation of ongoing
enhancements to ensure continued alignment with the
evolving external threat landscape and the UK Cyber
Governance Code of Practice.
Outcome:
These activities reinforced confidence in the effectiveness
of our cybersecurity arrangements, strengthened
operational resilience and enhanced assurance over
key digital risks.

Ethics and Compliance Programme

We strengthened our Ethics and Compliance Programme
by enhancing anti-bribery and conflict of interest controls, updating key policies and upgrading our registers to
support stronger governance and analytics. A Company-
wide Speak Up campaign, the introduction of a global
detriment assessment to better safeguard individuals who
raise concerns, and new wellbeing measures further
reinforced psychological safety and responsible
escalation.

In 2026, we will continue embedding ethical decision
making across systems and workflows, enhance and
further embed third party due diligence, and advance
Speak Up case management and analytics to better
anticipate risks and support robust governance.
Outcome:
These actions deepen our ethical culture, reinforce
organisational resilience and strengthen stakeholder
trust as we operate in increasingly complex markets.

Refreshing our Ways of Working

We refreshed our Ways of Working to ensure they reflect
how CCEP operates today and support the culture needed
for long-term sustainable success. Informed by Accelerate
Performance discussions and employee feedback, the
update strengthens expectations on how we collaborate
and make decisions across the organisation.

Looking ahead, the Board, supported by the Nomination
Committee, will monitor how the refreshed Ways of
Working are embedded, ensuring alignment with our
purpose, strategy and broader culture priorities.
Outcome:
The updated Ways of Working reinforce our cultural
foundations, clarify behavioural expectations and support
a more inclusive, empowered and performance-driven
environment.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
76

Corporate governance report continued
Board performance review
In line with best practice, we conduct an external Board
evaluation at least once every three years. We did this last in
2024 when we engaged Dr Tracy Long of Boardroom Review
Limited to facilitate the external Board and Committee
performance review. Boardroom Review Limited has no other
connection with CCEP or any individual Director.
In 2025, the Board continued to build on the findings and
actions of the 2024 evaluation. The SID facilitated this internal review by conducting interviews with each Director. The review concluded that the Board continues to operate effectively,
with strong leadership, a constructive culture and high‑quality support. Directors also noted the effectiveness of the Board’s strategy oversight, the value of external perspectives and the strong performance of the Committees.

Three year performance review plan
Year one – 2024 External review facilitated by Dr Tracy Long.

Year two – 2025
The SID conducted an interview-based review, building on
the results of the external evaluation from the previous
year. The review confirmed good progress against the
focus areas identified in 2024.

Year three – 2026 Internal review which builds on both the external and internal evaluation of the prior two years.
An update on the progress made in 2025 addressing the
focus areas arising from the 2024 evaluation is set out
to the right.
Following the agreed three year performance review plan,
it was determined that an internal Board performance
review remained appropriate for 2026. The Nomination
Committee has recommended that this be undertaken
through a questionnaire‑based exercise.
Board performance review: findings, actions undertaken and looking ahead to 2026

Findings	Actions undertaken	Looking ahead to 2026

INED succession planning: Consider Board composition requirements for succession planning for future appointments.
The Nomination Committee reviewed Committee
composition resulting in changes to Committee
memberships during the year. It also held
sessions with Spencer Stuart to assess the role
profiles of potential candidates resulting in the
decision to appoint Laurence Debroux. This work
strengthened the Board’s forward-looking
succession pipeline and supported ongoing
refreshment.

The Nomination Committee will review the
composition of the Board Committees and the
skills required on the Board to support the
delivery of CCEP’s strategy. As regards the skills
review, this will be facilitated with the support of
a third party during 2026. Progress in respect of
Board refreshment is already evident in the
announcement of the appointment of
Uvashni Raman.

ELT succession planning: Enhance Board oversight over ELT succession planning pipeline and process.
This was a topic of discussion at most Nomination
Committee meetings during 2025, with regular
updates provided to the Board, including through
the CEO’s executive session updates. Succession
discussions also covered contingency planning
and training, and Directors noted the continued
strengthening of visibility over leadership
development and succession processes.

Work to broaden ELT exposure to different areas
of the business will continue, supporting the
development of well‑rounded future leadership
talent and enhancing the depth and breadth of
experience within the senior leadership pipeline.

ESG: Provide greater clarity around the role of the ESG Committee.
The ESG Committee consolidated the actions
taken to refine its roles and responsibilities. With
greater clarity of its remit and scope, the ESG
Committee confidently provided strategic
oversight on proposals to refresh This is Forward
and monitored developments in ESG reporting
and legislation. This work supported ongoing
clarity of governance and effective oversight
of key sustainability priorities.

The Board will continue to build on this by
overseeing further development of the
refreshed This is Forward strategy, ensuring its
alignment with evolving regulatory expectations
and stakeholder priorities, and by deepening the
Committee’s focus on future‑looking ESG risks
and opportunities.

External landscape: Continue to keep up to date with an evolving market and regulatory landscape.
Board members continued to receive regular
updates on these matters during the strategy
meeting, as well as deep-dive and training
sessions held throughout the year. These
sessions ensured the Board maintained strong
visibility of external trends and risks.

These areas will continue to be monitored closely,
with additional deep‑dive sessions planned to
further enhance understanding of consumer
behaviour and insights from market analysts,
strengthening visibility of the external
environment and its implications for the
Company’s strategic direction.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
77

Corporate governance report continued

Our Ways of Working, the values underpinning our culture:

Customer and consumer focused We put customers and consumers first and act with speed and agility. We create exceptional value and experiences through our great brands and execution.

Curious and caring Curiosity and care help us win today and create tomorrow sustainably. We listen and care, explore new ideas, challenge the status quo, and embrace learning and change.

Empowering We work together to win and support people at every level to lead and make decisions. We build trust and inclusion, by working safely, embracing diversity and encouraging each other.

Passionate for growth We show determination and are accountable to grow the business and ourselves. We make a difference through our actions and choices.
Embedding our culture
The Board, supported by the Nomination Committee,
is responsible for defining and setting the Company’s
corporate culture. A strong, healthy and inclusive culture
is essential to attract and retain top talent and to
enable CCEP to deliver its strategy for the benefit of
all stakeholders.
The Board recognises that sustaining and evolving culture
requires maintaining alignment with our purpose, values and
strategy. During 2025, steps taken to strengthen and evolve
culture included:
■Refreshing CCEP’s Ways of Working, which serve as the
values underpinning our culture. The updated Ways of
Working more accurately reflect how CCEP operates
today and set clearer expectations for how our people
work and behave across the organisation
■Reviewing Group policies, including the Conflicts of
Interest Policy and Human Rights Policy, and the Chart
of Authority to ensure they continue to promote the
desired culture
■Monitoring Speak Up trends, with increased case
volumes reflecting growing trust in CCEP’s established
risk and governance framework. This is a positive
outcome of a Company-wide campaign led by the Ethics
and Compliance team, supported by the Board, as part
of our ongoing journey to strengthen CCEP’s culture
Our culture is embedded across CCEP through training,
objective setting, development plans and internal
communications. How Directors model behaviours that
reflect our values and how they engage with our people
and other stakeholders to assess how CCEP's culture is
embedded is set out on the next page.

The Board monitors culture using a range of key indicators as set out on page 78

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
78

Corporate governance report continued
How the Board monitors culture

Board performance review
The Board undertakes an annual evaluation of its
performance and effectiveness. The review provides
useful insight on the extent to which the corporate
culture has been promoted by the Board and applied
across the business.

Townhalls/market visits
The Board regularly undertakes market visits and townhalls
across different jurisdictions which allows the Board to
directly engage with employees on key topics such as
health and safety and diversity. The townhalls also act
as a useful forum for promoting CCEP’s corporate culture
on a global scale.

1		2

Speak Up
As part of our Ethics and Compliance Programme, we
have an established Speak Up channel that enables
employees to confidentially raise concerns, fostering
a culture of openness and transparency. The Board is
supported by the Nomination Committee and also by
the Audit Committee which reviews any material cases
that arise and determines appropriate actions.

Employee engagement survey
The engagement survey provides an overview of
employee satisfaction across the Group and useful
insights both at Group and business function level.
The Board is updated on the results and agrees on
Company engagement priorities for the year ahead
which are routinely monitored through the people
and culture scorecard.

Inclusion, diversity and equity
The Nomination Committee monitors the Group
inclusion, diversity and equity (ID&E) strategy which
aims at increasing workforce diversity and fostering an
inclusive workplace that is equitable and free from
discrimination and harassment. The ID&E strategy
forms an important element of CCEP’s corporate
culture.

3	4	5

Leadership capabilities
The Nomination Committee ensures our leaders have
the key capabilities and behaviours required to drive
CCEP’s growth agenda and corporate culture through
regular updates on our progressive global learning plan
and initiatives such as Accelerate Performance 2030,
The Way We Sell Academy and The Way We Serve
Academy.

Remuneration
The Remuneration Committee is responsible for
ensuring that workforce remuneration policies and
corporate culture remain aligned and ultimately
continue to support CCEP’s long-term sustainable
success.

Redline communications
Internal communications via Redline, our online
internal communications platform, provide frequent
informal insights of how CCEP’s corporate culture is
being implemented on a day to day basis throughout
the business.

6	7	8

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
79

Corporate governance report continued
Annual General Meeting
Election/re-election of Directors
The Board has determined that, subject to continued
satisfactory performance, all Directors will stand for
election or re‑election, at the 2026 AGM, with the exception of Thomas H. Johnson and Guillaume Bacuvier who will
retire from the Board at the conclusion of the meeting.
In reaching these recommendations, the Board reviewed
the external commitments and expected time availability of
each Director and remains satisfied that all continue to
commit the time required to discharge their responsibilities effectively and are committed to CCEP’s long‑term
success. As part of planned Board refreshment, Laurence
Debroux and Uvashni Raman will stand for election at the
2026 AGM.
Laurence Debroux
Laurence Debroux is an accomplished business leader
with extensive experience in finance, strategy, business
development and governance across global consumer
and consumer‑adjacent industries. She brings to the Board
significant expertise in international corporate leadership,
M&A and risk management.
Laurence previously served as Chief Financial Officer and
Executive Board Member of Heineken N.V. Before joining
Heineken, she was an Executive Board Member and Group
Chief Administration and Finance Officer at JCDecaux.
Earlier in her career, she spent 14 years in a range of senior leadership positions at SANOFI, including Group Chief
Financial Officer and Chief Strategic Officer.
Uvashni Raman
Uvashni Raman brings extensive financial and operational
experience across European and global markets. She has
a proven track record as a CFO and divisional Financial
Director across listed and private businesses in the
technology, consumer, media and mining sectors. Her
experience spans finance, procurement, operations,
strategy, M&A, sustainability, capital markets, corporate
affairs and business transformation. She is currently
Chief Financial Officer of Booking.com.
She has previously served as Group CFO of Adevinta,
CFO for Naspers’ Video Entertainment Division, CFO of the
South32 Australian Region, and held senior finance and
operational roles at BHP.
NED terms of appointment
The terms of appointment for NEDs are available for
inspection at the Company’s registered office and at
each AGM. These terms outline, among other matters,
the expected time commitment of NEDs. The Board is
satisfied that the other commitments of all Directors
do not interfere with their ability to discharge their
duties effectively.

See the significant commitments of our Directors in their biographies on pages 62– 67

2026 AGM
The AGM remains a key date in our annual shareholder
calendar. Our 2026 AGM will be held on 28 May. The
Notice of AGM will provide further details and a full
description of the business to be conducted at the
meeting. It will be available on our website from the
time it is posted to shareholders in April 2026.
The Chairman, SID and Committee Chairs are available
to shareholders throughout the year to discuss
matters within their areas of responsibility, via the
Company Secretary.

Read more about our engagement with our shareholders on pages 28–29

2025 AGM voting results
At the Company’s 2025 AGM, all resolutions were passed
with the required majority. However, in respect of the
resolution relating to the whitewash under Rule 9 of
the Takeover Code, we recognise that a number of
shareholders did not support the proposal. This resolution
related to approval for a waiver from any requirement
for Olive Partners, S.A., or any persons acting in concert
with Olive Partners, to make a general offer for the
Company’s issued share capital as a result of any increase
in their percentage holding arising from the exercise of the
Company’s buyback authorities. This mechanism provides
CCEP with the flexibility to return value to shareholders
through future share buyback programmes.
Since the AGM, the Company has continued to engage
where appropriate with shareholders on the rationale and
merits of the Rule 9 waiver and to understand any concerns
raised. As part of this engagement, the Company also met
with a number of institutional investors during governance
roadshows to discuss any matters of concern ahead of the
AGM, including the Rule 9 waiver. The Board believes that
buybacks remain an effective means of returning capital
to shareholders and form an important part of CCEP’s
capital allocation framework. The Board acknowledges the
concerns expressed by some shareholders and continues
to evaluate alternative methods of returning capital.
The Board is grateful for the constructive engagement
with shareholders.
Sol Daurella
Chairman
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
80

Nomination Committee report At a glance

Mary Harris Chairman of the Nomination Committee

Membership	Member since
Mary Harris (Chairman)	May 2023
Manolo Arroyo	May 2021
Sol Daurella	May 2016
Thomas H. Johnson	May 2019
Mark Price	May 2019

See details of attendance at meetings on page 61

Activities of the Nomination Committee during the
year
The Committee met six times during the year. A summary
of matters considered by the Committee during 2025 is set
out below and further detail is provided in this report:
Board composition, recruitment and succession
■Board and Committee succession planning, including
skills matrix review
■NED independence and 2025 AGM elections/re-elections
■Criteria for selection of INEDs
Executive leadership and talent development
■ELT succession planning and strategic leadership
development
People-related matters
■People and culture scorecard
■2025 voluntary inclusion survey
■Refreshed Ways of Working
■Policies (Human Rights Policy and Conflicts of
Interest Policy)
Governance framework and Board effectiveness
■Governance documents, including Board Diversity,
Equity and Inclusion Policy, Board of Directors’
Corporate Governance Guidelines and terms
of reference
■Approach to the 2026 internal performance review
Ethics and compliance oversight
■Ethics and Compliance Programme
■Code of Conduct reporting
■Gifts, entertainment and anti-bribery
■Achievements, progress against 2025 plan
and 2026 approach
Following each Committee meeting, the Committee
Chairman reports back to the Board.
Key responsibilities
The key duties and responsibilities of the Committee
are set out in its terms of reference. These are available
at www.cocacolaep.com/who-we-are/governance/
committees and include:
■Reviewing and making recommendations to the
Board on senior management appointments and
also appointments to the Board, re-elections
and Committee composition
■Overseeing succession planning of the Board
and senior management talent pipeline
■Overseeing the Board performance review process
■Reviewing progress against people-related targets
■Monitoring ethics and compliance matters including
procedures for Speak Up and CoC matters
■Assessing, monitoring and embedding culture and
ensuring effective engagement with our people

Looking forward to 2026
■Maintain a focus on INED succession planning,
ensuring a breadth of skills, experience and
perspectives aligned with our expanded global
footprint and diversity ambitions
■Review the composition of the Board Committees in
light of the retirements of Thomas H. Johnson and
Guillaume Bacuvier and the appointments of
Laurence Debroux and Uvashni Raman
■Maintain rigorous oversight of senior management
succession planning, with a focus on resilience,
leadership capability and alignment with long-
term strategy
■Embed and monitor progress against our
people goals, ensuring measurable impact
and transparent reporting
■Champion a culture that prioritises physical
and mental wellbeing, supporting management
in delivering initiatives that foster engagement
and sustainable performance

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
81

Nomination Committee report continued
Board diversity
Board Diversity, Equity and Inclusion Policy
The Board and the Nomination Committee recognise the
benefits that diverse characteristics bring to all aspects of governance. The Nomination Committee regularly reviews
the Board Diversity, Equity and Inclusion Policy to ensure
it continues to promote diversity, inclusion and equal
opportunity and that it remains embedded in the
Board’s succession planning, selection, nomination
and evaluation processes.
The policy supports the appointment of a diverse and inclusive
Board that is crucial for effective decision making and aligns with CCEP’s wider diversity policies, values and CoC.
The Board aims to:
■Maintain at least 33% representation of women on the
Board and to increase that to 40% in the longer term
■Maintain at least one Director from an ethnic
minority background
■Have at least one woman in a senior Board role,
being the Chairman, CEO or Senior Independent Director
As at 31 December 2025, the Company met the UKLR targets
of having at least one Board leadership position held by a
woman (the Chairman) and one Director from an ethnic
minority background.
As at the same date, the Company had not met the UKLR
6.6.6(9) target of 40% women on the Board; however, we are
pleased that female representation is expected to increase
to 41.2% in 2026 following the appointments of Laurence
Debroux and Uvashni Raman at the AGM, subject to
shareholder approval. This will result in the Company meeting the UKLR gender diversity target. While committed to
maintaining a diverse and inclusive Board, appointments will continue to be made on merit and based on the skills and
experience required.
Our Board-level diversity statistics can be found on page 84 and the gender of senior management and their direct reports can be found on page 19.

Read our Board Diversity, Equity and Inclusion Policy at: www.cocacolaep.com/who-we-are/governance/
Board succession
During the year, the Committee reviewed Board succession
taking into account Director tenure, the skills and experience represented on the Board and the future skills needed to
support delivery of CCEP’s strategy.
This led to the appointment of Robert Appleby as an
INED in February 2025, with effect from the conclusion
of the 2025 AGM, succeeding Dagmar Kollmann. Robert
brings broad experience across European and Asia-Pacific
markets, alongside strong finance and ESG expertise.
The Committee also oversaw decisions to appoint Laurence
Debroux in December 2025, in anticipation of the proposed
retirement of Thomas H. Johnson, INED and SID, and to
appoint Uvashni Raman in March 2026 following the
retirement of Guillaume Bacuvier. Both appointments will
take effect from the conclusion of the 2026 AGM.

The skills and experience that both Laurence and Uvashni will bring are set out on page 79
Succession planning remains a critical responsibility of the
Nomination Committee. This includes regularly assessing
Board composition and future business needs, ensuring
timely and well-planned recruitment and maintaining
effective contingency planning to support continuity of
leadership and governance resilience.
CCEP continues to apply a rigorous and transparent
approach to INED appointments, supported by external
recruitment consultant Spencer Stuart, which assists in
identifying potential candidates. Spencer Stuart has no
other connection to CCEP or to individual Directors.
The appointment process followed for Laurence during
2025 is set out to the right.

See an overview of our Directors’ diversity, skills and experience on pages 62–67
INED appointment process

Appointment criteria agreed and candidate
profiles outlined
The Committee reviewed the skills currently
represented on the Board and the experience required
to support future strategic priorities. Criteria included
financial and executive experience

Search conducted by Spencer Stuart
and longlist provided
Spencer Stuart was engaged to support the search and,
following discussions with the Committee, developed a
longlist of potential INED candidates with the skills and
experience to meet CCEP’s succession needs for 2026
and beyond

Shortlist chosen for interview
The Committee Chairman, supported by the Chairman,
Committee members and relevant Directors, conducted
interviews with shortlisted candidates to assess
alignment with the agreed criteria, culture and
time‑commitment expectations

Preferred candidates considered by
Nomination Committee
The Committee concluded that Laurence Debroux best
met the Board’s requirements, demonstrating the
relevant experience, independence, sufficient capacity
to commit to the role and no conflicts of interest

Board appointed INED
Following the Committee’s recommendation, the Board
considered and approved the appointment of Laurence
Debroux, to take effect from the conclusion of the 2026
AGM, subject to election by shareholders

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
82

Nomination Committee report continued
Director inductions
The Nomination Committee reviews the induction programme
for new Directors. All new Directors receive a full, formal
and tailored induction including a suite of induction
materials as well as mentorship from established Directors.
Meetings with members of the Board and the ELT and site
visits in a number of our markets are also arranged.
During 2025, an extensive induction was undertaken for
Robert Appleby, and the Committee also reviewed the
proposed induction plan for Laurence Debroux in
preparation for her appointment at the 2026 AGM.
Committee composition
Following Board changes and CCEP’s pending rotations, the
Nomination Committee reviewed Committee memberships
for succession planning purposes and to improve the
balance of skills on each Committee.
I succeeded Thomas H. Johnson as Chairman of the
Nomination Committee, effective from the conclusion
of the 2025 AGM:
■Robert Appleby was appointed member of the Audit
Committee and ESG Committee
■Thomas H. Johnson was appointed Chairman of the ATC
■Mark Price stepped down as member of the ESG
Committee and was appointed member of the ATC

See an overview of Committee composition on page 61
Senior management succession
The Committee oversees the development and
maintenance of a robust, diverse and inclusive talent
pipeline to support succession into ELT roles over the short, medium and long term. In doing so, the Committee ensures
that succession plans align with the Company’s strategic
objectives and culture, and submits these plans to the
Board for approval.
To support this work, the Committee is regularly updated by
the Chief People and Culture Officer and the CEO, who review succession plans across the business, including associated
learning, development and capability‑building initiatives.
The strength of the talent pipeline was demonstrated
during the year through internal promotions to the ELT of
Francesca Faure as Chief Information Officer and Gareth
McGeown as General Manager for Australia, Pacific and
South East Asia.
In addition, the Committee oversaw the appointment of
Svetlana Walker as General Counsel and Company
Secretary, succeeding Clare Wardle, effective 1 April 2026.
Our approach to senior management succession combines
objective assessment for ELT and leadership roles, a strong
focus on inclusion and diversity, targeted development to
build future capabilities and careful consideration of
cultural fit and long‑term strategic needs.
A key development during the year was the continued
strengthening of the Company’s leadership pipeline.
The Accelerate Performance 2030 leadership programme,
initially delivered to the top 500 CCEP leaders in 2024, was cascaded to a further 2,800 leaders. This programme is
helping to build critical leadership capabilities and inspire the next generation of leaders across CCEP.
Diversity in senior leadership
For the first time, CCEP was included in the 2025 FTSE
Women Leaders Review, which targets 40% women in
key leadership roles by the end of 2025. At the time of
data submission, being 31 October 2025, 50.4% of the
combined ELT and their direct reports were women, placing
CCEP third in the Review’s rankings of FTSE 100 companies
with the highest representation of women in leadership.
The Committee also recognises the importance of the
Parker Review in promoting ethnic diversity across UK
boards and fully supports its principles. However, the
Company will not set Parker Review targets or publish
Parker Review data for senior management in 2025 due
to challenges in collecting ethnicity data across its
multiple jurisdictions.
Notwithstanding this, the Company remains committed to
fostering ethnic diversity that reflects the markets and
communities it serves. Our approach focuses on
embedding inclusive practices in recruitment, development
and succession planning to ensure a diverse leadership
pipeline for the future.

Read more about our approach to inclusion, diversity and equity on page 19
Ethics and compliance
During the year, the Committee oversaw management’s
delivery of the ethics and compliance agenda, receiving
updates on culture indicators, conduct trends and the
effectiveness of governance controls. It reviewed insights
from Code of Conduct matters and Speak Up activity,
considering overall trends in behaviours, tone and
organisational culture. Material Code of Conduct matters,
as set out in the Audit Committee report on page 90,
are escalated to the Audit Committee.
The Committee also considered management’s progress
against medium‑term ethics and compliance objectives
and forward plans, ensuring that the programme’s direction
and priorities remained aligned with the Company’s values,
regulatory expectations and long‑term organisational
resilience.

Detail on Board oversight of ethics and compliance activities during the year is provided on page 75

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
83

Nomination Committee report continued
Engagement with our people
The Code requires companies to adopt one or more
prescribed methods for Board engagement with the
workforce. Where these are not appropriate, companies
may explain alternative arrangements and why these
are considered effective.
The Board, through the Nomination Committee, maintains
direct oversight of workforce matters and receives regular
updates from the Chief People and Culture Officer and
the CEO, supported by key workforce metrics and culture
insights. These insights form part of the processes through
which the Board monitors culture.
The Company also maintains arrangements to ensure
employees are systematically informed about matters
relevant to them and about factors affecting business
performance. Regular internal communications, including
leadership updates, townhall meetings and intranet
briefings, provide colleagues with ongoing information on
strategy, operational performance and key developments.
Employees are able to share views through surveys and
engagement channels, helping to inform leadership
understanding of workforce priorities.
The Board engages directly with colleagues across the
business as part of its regular schedule. Individual Board
members undertake site visits, operational tours and
market visits across our markets, enabling first-hand
understanding of employee experience, culture and
organisational priorities. These activities complement
the wider workforce reporting that the Board receives.
These arrangements involve multiple layers of workforce
representation and are considered effective, as
demonstrated by the results of our biennial voluntary
inclusion survey. In 2025, 48% of employees participated in
the survey, an increase of 7% from 2023. Scores were
particularly strong on feeling respected, valued and
a sense of belonging.

Read more about how the Board monitors culture on pages 77–78
Engagement in action
During the year, I undertook a series of engagement visits
across Europe, including time spent with our people in Belgium and Germany.
I was accompanied by GB senior leaders from across the
business, enabling direct dialogue with local teams and
visibility of operational and sustainability initiatives.
Activities included time within our manufacturing
operations, observing commercial execution in local
markets and participating in hands‑on sessions with site
teams, providing insight into team culture, capability
development and local operating conditions.
Outcomes of engagement
These engagements provided insight into the experience
of our people, operational capability and local market
dynamics across the region. They strengthened both the
Committee’s and the Board’s understanding of priorities,
culture and organisational conditions, enhancing overall
oversight of talent, leadership and broader people matters.

Further examples of stakeholder engagement activities undertaken by the Board during the year can be found on pages 28–29

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
84

Nomination Committee report continued

ESRS 2 GOV-1	ESRS

FCA listing requirements♦ UKLR 6 Annex 1R(1) reporting on gender identity or sex(A)
	Number of Board members	Percentage of the Board	Number of senior positions on the Board (B)	Number in executive management(C)	Percentage of executive management
Men	12	71	2	8	67
Women	5	29	1	4	33
Not specified/prefer not to say	—	—	—	—	—

U K L R 6 A n n e x 1 R (2) r e p o r t i n g o n e t h n i c b a c k g r o u n d ( A )
		Number of Board members	Percentage of the Board	Number of senior positions on the Board (B)	Number in executive management	Percentage of executive management
	White British or other White (including minority White groups)	16	94	3	12	100
	Mixed/multiple ethnic groups	—	—	—	—	—
	Asian/Asian British	1	6	—	—	—
	Black/African/Caribbean/Black British	—	—	—	—	—
	Other ethnic group	—	—	—	—	—
	Not specified/prefer not to say	—	—	—	—	—
(A)As at 31 December 2025.
(B)Senior positions on the Board include the Chairman, CEO or Senior Independent Director.
The Chief Financial Officer is not a member of the Board.
(C)The CEO is excluded from the executive management number as he is already disclosed as a Board member.
The data in the above tables was collected voluntarily through the annual Directors & Officers (D&O)
questionnaires. The data is used purely to satisfy CCEP’s Board and leadership diversity disclosure requirements under the UK Listing Rules. The Board and Executive Leadership Team were asked to self-report their data through questions raised in the D&O questionnaire on gender identity and ethnic background.
Mary Harris
Chairman of the Nomination Committee
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
85

Audit Committee report At a glance

Dessi Temperley Chairman of the Audit Committee

Membership	Member since
Dessi Temperley (Chairman)	May 2020
John Bryant	January 2021
Robert Appleby	May 2025
Nicolas Mirzayantz	January 2024

See details of attendance at meetings on page 61

Looking forward to 2026
■Demonstrate readiness and compliance with
provision 29 of the Code
■Maintain focus on cybersecurity and the risks and
opportunities of AI
■Review progress of the ongoing digital
transformation programme
■Continue oversight of ESG reporting processes

Activities of the Audit Committee during the year
The Committee met six times during the year and held one joint meeting with the ESG Committee. Reports from the internal
and external auditors were presented as standing agenda
items, along with reports from senior management. A summary
of matters considered by the Committee during 2025 is set
out below and further detail is provided in this report:
Reporting
■2024 preliminary results, 2025 half year financial release
and Q1 and Q3 trading updates
■2024 Annual Report
■Accounting for TCCC bottling rights
■Defined benefit plans
■Deductions from revenue
Internal audit
■Corporate Audit Services (CAS) Charter and CAS
Independence and Objectivity Policy
Risk and internal controls
■Business continuity management
■Cybersecurity and AI risk discussions
■Enterprise Risk Management, including risk appetite
framework and principal risks
■ESRS reporting and the double materiality
assessment (DMA)
■Sarbanes-Oxley Act (SOX) compliance, including first
year implementation in the Philippines
Legal and regulatory
■Legal matters
■Global Chart of Authority
■Provision 29 preparations
■Audit Committee evaluation
Other
■Share buyback programme
■Tax and treasury matters
■Business transformation programme
The Committee’s interactions with the internal audit
function and the external auditor during the year are
discussed in more detail later in this report.
Key responsibilities
The key duties and responsibilities of the Audit Committee
are set out in the terms of reference, which are available
at www.cocacolaep.com/who-we-are/governance/
committees and include:
Accounting and financial reporting
■Monitoring the integrity of the Group’s annual audited
financial statements and other periodic financial statements
■Reviewing any key judgements contained in them
relating to financial performance
Systems of internal control and risk management
■Reviewing the adequacy and effectiveness of the
Group’s internal control processes
■Overseeing the Group’s compliance, operational
and financial risk assessments as part of the broader
Enterprise Risk Management (ERM) programme
■Overseeing the Group’s business capability and
cybersecurity programmes
■Overseeing climate risks as part of the ERM programme
■Reviewing and assessing the scope, operation and
effectiveness of the internal audit function
Relationship with external auditor
■Reviewing and assessing the relationship and independence
■Agreeing terms of engagement and remuneration annually
■Assessing the effectiveness of the external audit process
■Reviewing reports from the external auditor and
management relating to the financial statements and
internal control systems
■Making recommendations to the Board in respect of the
external auditor’s appointment, reappointment or removal
■Reviewing and approving non-audit activity undertaken by
the external auditor
Other responsibilities
■Supporting the Board including on oversight of dividends,
capital allocation and capital expenditures
■Working in conjunction with the ESG Committee on ESG
reporting matters including assurance
Following each Committee meeting, the Committee Chairman
reports back to the Board, and all meeting materials are made available to the Board.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
86

Audit Committee report continued
Committee governance
The Committee keeps the Board informed on matters
relating to the Group’s financial reporting requirements and ensures that the Board oversees the work carried out by
management, internal audit and the external auditor.
The Group follows UK corporate governance practices,
as permitted by the Nasdaq Rules for FPIs. In accordance
with the Code, the Committee comprised four NEDs in 2025,
each of whom the Board has deemed to be independent.
No Committee member has a connection with the
external auditor.
The Board is satisfied that the Committee as a whole
possesses the necessary competence in the FMCG sector,
in which the Group operates, as well as expertise in UK and
US reporting requirements.
The Committee also follows the requirements of the FRC’s
Audit Committees and the External Audit: Minimum
Standard (the Minimum Standard). The Committee is aware
of its responsibilities under the Minimum Standard and
management confirmed that the Company continued to
comply with its requirements during the year. Compliance
with the Minimum Standard was also considered as part of
the Committee’s annual review of its terms of reference.
In accordance with SEC Rules, as applicable to FPIs, the
Group’s Audit Committee must fulfil the independence
requirements set out in SEC Rule 10A-3. The rule requires,
among other things, that the Audit Committee be all
independent and have at least one member qualify as an
Audit Committee Financial Expert, as defined in the rule.
The Board has determined that all requirements are met
and that the Audit Committee Chairman has the attributes
and relevant experience of an Audit Committee Financial
Expert, as defined in Item 16A of Form 20-F. It was further
determined that no Audit Committee member had
participated in the preparation of the financial statements
of the Group or any of its subsidiaries.
Committee effectiveness
The Committee’s effectiveness was reviewed as part of the
Board performance review led by the SID during the year.
It was concluded that the Committee operates effectively
and fulfils the duties delegated to it by the Board.

More about the internal performance evaluation can be found on page 76
Financial reporting, significant financial issues
and material judgements
During 2025, the Committee considered the areas of
judgement and estimation most relevant to the Group’s
financial reporting. These included matters relating to the
Group’s intangible assets, revenue‑related estimates, tax
accounting, impairment assessments and
restructuring‑related balances.

Further details of the significant reporting matters considered by the Committee during the year are set out on pages 87–88
The Committee also oversaw the effectiveness of Internal
Control over Financial Reporting (ICFR) and monitored the
readiness and preparatory activities in the Philippines for
first year SOX compliance.
Throughout the year, the Committee received regular
reports from management, reviewed the key assumptions
and estimates applied, and challenged the rationale
supporting the accounting treatments adopted. The
Committee was satisfied that management exercised
appropriate judgement, that the approaches taken were
consistent with applicable accounting standards, and that
the related disclosures provided a fair and balanced
explanation of the matters considered.
No issues were identified during the year that indicated
a material risk of misstatement in the Group’s financial
statements.

See our Viability statement on page 43
Audit Committee assessment of the 2025
Annual Report
The Committee undertook a review of a developed draft
of the Annual Report and provided its feedback, which was
reflected in the report.
In assessing the draft, the Committee considered whether
the Group’s position, strategic approach and performance
during the year were accurately and consistently portrayed
throughout the Annual Report. As part of its review,
the Committee referred to the management reports it
had received and considered during the year, together
with the findings and judgements of the internal and
external auditor.
The estimates and judgements made on the significant
financial reporting matters were reviewed in depth by the
Committee and it was concluded that they were
appropriate.
Work undertaken with the ESG Committee on assessing
climate‑related and transition risks was also taken into account, including how these were reflected in the Group’s strategy,
performance and disclosures across the Annual Report.
Climate‑related risks identified through the Group’s
ERM programme, and the resulting assumptions and
judgements, were evaluated to ensure that related
disclosures were consistent, clear and appropriately
integrated across the Annual Report.
Management’s assessment of the Group as a going concern
and the viability statement were reviewed, and the Committee concluded that both were appropriate in light of the risks
facing the business.
In the Committee’s opinion, the Annual Report is fair,
balanced and understandable, and provides the
information necessary for shareholders to assess CCEP’s
position and performance, business model and strategy.
In forming this view, the Committee considered the clarity
and consistency of the report, the alignment of narrative
and financial disclosures, and whether it presents a
balanced assessment of the Group’s performance,
risks and opportunities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
87

Audit Committee report continued
Significant reporting matters in relation to the financial statements considered by the Audit Committee during 2025

Accounting area	Key financial impacts	Audit Committee considerations

Accounting for TCCC bottling rights	TCCC franchise intangibles at 31 December 2025: €11.7 billion
The Group’s bottling agreements with TCCC contain performance requirements and convey the rights to prepare, package, distribute and sell products within specified territories. The agreements in each territory are for an initial term of 10 years and may be renewed for successive terms of 10 years. The Group believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by termination ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual provided that the Group remains capable of the continued promotion, development and exploitation of the full potential of the business of the preparation, packaging, distribution and sale of the relevant beverage. The Group has never had a bottling agreement with TCCC terminated due to non‑performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of the bottling agreements as at
31 December 2025, and the Group’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s TCCC bottling agreements.
During 2025, the Committee reviewed the Group’s long-standing policy and judgement on accounting for the TCCC bottling rights as indefinite lived intangible assets confirming its appropriateness and continued
disclosure as a significant judgement.

Deductions from revenue and sales incentives	Total cost of customer marketing programmes in 2025: €6.0 billion Accrual at 31 December 2025: €1.4 billion
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
Actual amounts ultimately paid may be different from these estimates. At each reporting date, the
Committee received information regarding the total customer marketing spend of the Group along with period-end accruals. The Committee also discussed and challenged management on key judgements and estimates applied during the period.

Tax accounting and reporting	2025 book tax expense: €590 million 2025 cash taxes: €513 million 2025 effective tax rate: 23.0%
The Group evaluated a number of tax matters during the year, including legislative developments across tax jurisdictions, risks related to direct and indirect tax provisions in all jurisdictions, the deferred tax inventory and potential transfer pricing exposure. Throughout the year, the Committee received information from management on the critical aspects of tax matters affecting the Group, considered the information received, and gained an understanding of the level of risk involved with each significant conclusion.
The Committee also considered and provided input on the Group’s disclosures regarding tax matters.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
88

Audit Committee report continued

Accounting area	Key financial impacts	Audit Committee considerations

Intangible asset impairment analysis	Indefinite lived intangible assets at 31 December 2025: €11.8 billion Goodwill at 31 December 2025: €4.5 billion
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
as well as changes from the prior year. The Committee reviewed and challenged the various analyses performed by management, specifically including those relating to the Indonesia CGU, and was satisfied with the assumptions used and the Group’s disclosures about its impairment testing.

Restructuring accounting and other items impacting operating profit comparability	Items impacting operating profit comparability recorded in 2025: €15 million
The Committee was regularly updated by management on the nature of restructuring initiatives and key assumptions underpinning the related provision in the financial statements. The Committee reviewed the
Group’s restructuring expense of €105 million as well as the restructuring provision balance of €135 million as at 31 December 2025, and continued to agree that it does not contain significant uncertainty.
The Committee reviewed the remaining items impacting operating profit comparability for the year and was satisfied with the related disclosures.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
89

Audit Committee report continued
External audit
Effectiveness of the external audit process
The Committee is responsible for overseeing the Group’s
external audit arrangements, including the appointment,
independence and effectiveness of the external auditor,
Ernst & Young LLP (EY), which has served as the Group’s
external auditor since 2016. In accordance with the UK and
SEC auditor independence rules governing audit partner
rotation, Sarah Kokot stepped down as lead audit partner
prior to the commencement of the 2025 audit. She has
been succeeded by Andrew Walton.
In 2025, the Committee agreed the approach and scope of
the audit work to be undertaken by EY for the financial year.
It also reviewed EY’s terms of engagement and agreed the
appropriate level of fees payable in respect of audit and
audit-related services.
The Committee notes that the most recent external audit
tender was completed in 2024, in line with the applicable
requirements.
See details of the amounts paid to the external auditor
in Note 18 to the consolidated financial statements on page
184.
Throughout the audit cycle, EY provided the Committee
with regular updates on the progress of the audit, including its assessment of the agreed areas of audit focus and its
application of professional scepticism. These updates
included how EY had challenged management’s key
assumptions and estimates as part of its audit work.
The Committee used a questionnaire to review the
effectiveness of the external auditor and focused on
four key areas: the audit partner, audit planning and
execution, reporting by the auditor and the role of
management. The review determined the audit to be very
effective, with minor areas for improvement which will be
reviewed and implemented throughout 2026.
The Committee confirms that, during 2025, it received no
shareholder requests for specific matters to be covered
in the audit.
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
The Committee received a statement of independence
from EY in March 2026 confirming that, in its professional
judgement, it is independent and has complied with the
relevant ethical requirements regarding independence
in the provision of its services. The report described EY’s
arrangements to identify, manage and safeguard against
conflicts of interest.
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
Reappointment of the external auditor
The Committee has responsibility for making a
recommendation to the Board regarding the reappointment
of the external auditor. Based on its continued satisfaction with the audit work performed to date and EY’s continued
independence, the Committee has recommended to the
Board, and the Board has approved, that EY be proposed
for reappointment by shareholders as the Group’s external
auditor at CCEP’s 2026 AGM.
In making this recommendation, the Committee confirms
that: (i) the recommendation is free from influence by any
third party; and (ii) no contractual term of the kind referred to in Article 16(6) of the EU Audit Regulation has been imposed on CCEP that would restrict its choice of statutory auditor.
Compliance with the Statutory Audit Services for
Large Companies Market Investigation Order 2014
The Committee confirms that, for the year ended
31 December 2025, CCEP remained in full compliance
with the Statutory Audit Services for Large Companies
Market Investigation (Mandatory Use of Competitive
Tender Processes and Audit Committee Responsibilities)
Order 2014. The Committee continued to oversee the
external audit process during the year and was satisfied
that the auditor tender and engagement processes
completed in 2024 remained compliant with the ongoing
requirements of the Order.
Internal audit
The internal audit function provides an independent and
objective assessment of the adequacy and effectiveness
of the Group’s integrated internal control framework,
which combines risk management, governance and
compliance systems.
The internal audit function reports directly to the Audit
Committee and comprises approximately 60 full time,
professional audit employees based in London, Madrid,
Sofia, Sydney, Manila and Jakarta, with a range of business
expertise working across multiple disciplines. The function
utilises co-source resources to support specific assurance
projects where specialist knowledge, scale or language
skills are required.
Effectiveness of the internal audit function
At the start of the year, the Committee reviewed the
internal audit plan for 2025 and agreed its scope, budget
and resource requirements for the year. The Committee
continued to monitor the plan and forward-looking audit
radar to make sure recommendations remained
appropriate for the year ahead.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
90

Audit Committee report continued
Through regular management reports containing key
internal audit observations, proposed improvement
measures and related timeframes agreed with
management, the Committee monitored the effectiveness
of the internal audit function against the approved internal audit plan. The Chief Audit Executive attended the
scheduled meetings of the Committee during 2025 to raise
any key matters with the Directors.
In accordance with CCEP’s Internal Audit Charter, and in
line with the Chartered Institute of Internal Auditors’ (IIA)
Code of Practice, an independent third party (Grant Thornton)
was engaged in 2025, to assess the internal audit function’s conformance to applicable IIA standards, namely the
Global Internal Audit Standards. The Committee reviewed
and considered the findings of Grant Thornton’s evaluation,
which concluded that the internal audit function
conformed with the IIA Standards.
The Chief Audit Executive confirmed to the Committee
that there was no known impairment to the internal audit
function’s independence or objectivity in undertaking the
internal audit work performed during 2025.
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
Throughout the year, the Committee received regular reports
from internal audit on the adequacy and effectiveness of
CCEP’s 2025 SOX programme and the control environment
across the Group’s functions. Particular attention was given to developments in supply chain controls and technology
governance. The Committee also received regular updates on
SOX readiness activities, including preparations in the
Philippines for year one testing, which was included in CCEP’s audit scope for 2025.
During 2025, management carried out a top‑down
enterprise risk assessment across the BUs, incorporating a
review of the Group’s risk appetite for principal enterprise risks to reinforce alignment with CCEP’s long range plan.
The Committee considered the results, approved the
proposed enhancements to the ERM assessments and
concluded that management’s overall approach to risk
identification and risk appetite remained appropriate and
effective.
During the year, the Committee also considered the
introduction of the new failure to prevent fraud offence
under the Economic Crime and Corporate Transparency
Act and its implications for the Group’s compliance and
internal control frameworks. Management reported on the
preparatory steps taken during 2025 ahead of the offence
coming into force on 1 September 2025, and the Committee
was satisfied that proportionate actions had been taken.

Read more about the Board’s role in risk oversight of principal risks on page 41
Speak Up♦
In each of our territories, we have established ways for our people and others to raise concerns in relation to possible
wrongdoing in financial reporting, suspected misconduct,
or other potential breaches of our Code of Conduct (CoC).
These include seeking advice from a line manager and reporting concerns through our internal Speak Up resources and/or our
dedicated and confidential external Speak Up channels.
Matters raised through these channels that meet the
defined materiality threshold – financial impact over €500k, serious financial fraud, or a significant SOX deficiency or

ESRS S1-3	ESRS
material weakness – are escalated to the Audit Committee.
The Committee reviews these reports and ensures that the
arrangements in place allow for proportionate, independent
investigation and appropriate follow‑up action, providing
the Board with key information for its consideration and
oversight. Matters that fall below the materiality threshold are reviewed by the Nomination Committee as part of its
ongoing oversight of culture, conduct trends and
organisational behaviours, ensuring alignment between
Committee responsibilities.
Investigations into potential breaches of our CoC are
overseen within each BU by the BU’s CoC Committee,
chaired by the BU Vice President Legal. All potential CoC
breaches and associated corrective actions are overseen
at Group level by the Group CoC Committee, a
sub‑committee of the Compliance and Risk Committee
chaired by the Chief Compliance Officer (CCO).
The Group CoC Committee also:
■Ensures that all reported breaches are recorded,
investigated and concluded in a timely manner
■Evaluates trends
■Ensures consistent application of the CoC across CCEP
As required under the Spanish Criminal Code, the Iberia BU
has an Ethics Committee formed of members of the Iberia
BU leadership team. It is responsible for local ethics and
compliance activities, including overseeing the crime
prevention model. It reports to the Iberia BU Board and
the CCO.
Dessi Temperley
Chairman of the Audit Committee
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
91

ESG Committee report At a glance

Mario Rotllant Solá Chairman of the ESG Committee

Membership	Member since
Mario Rotllant Solá (Chairman)	May 2022
Nathalie Gaveau	January 2019
Nicolas Mirzayantz	May 2023
Robert Appleby	May 2025
Nancy Quan	May 2023

See details of attendance at meetings on page 61

Activities of the ESG Committee during the year
The Committee met six times in 2025, including a joint
meeting with the Audit Committee. The main focus of the
Committee was updating CCEP’s sustainability action plan,
This is Forward, and incorporating the Philippines. A summary of other matters considered by the Committee during 2025
is set out below.
Sustainability strategy and performance
■Integration of the Philippines into This is Forward and
the 2025 reporting cycle
■Update of This is Forward, CCEP’s sustainability action
plan, including clear financial roadmaps
■2024 and 2025 sustainability reporting and limited
assurance
■Sustainability Key Performance Dashboard
■TCCC sustainability goals and campaigns
■Corporate reputation survey
Climate and environmental matters
■Climate risk modelling
■2030 carbon reduction plan
■The Philippines greenhouse gas (GHG) emissions
Regulatory and reporting developments
■Sustainability regulation
■ESRS reporting and DMA
■Modern Slavery Statement
Social and operational matters
■Health and safety matters
■Data privacy
Committee effectiveness
■Committee effectiveness review
Following each Committee meeting, the Committee Chairman
reports back to the Board, and all meeting materials are made available to the Board.
Key responsibilities
The key duties and responsibilities of the Committee are
set out in its terms of reference, which are available at
www.cocacolaep.com/who-we-are/governance/
committees and include:
■Overseeing and making recommendations to the Board
on CCEP’s sustainability strategy
■Making recommendations to the Board and monitoring
progress against This is Forward sustainability targets
and metrics
■Reviewing the integrity of external statements about
sustainability activity, targets and progress
■Working in conjunction with the Audit Committee to
review and make recommendations to the Board on
sustainability reporting
■Overseeing all relevant environmental issues not
covered directly by the sustainability strategy
■Monitoring and recommending to the Board the
establishment of appropriate sustainability-
related policies
■Regularly reviewing the requirements for external
assurance of ESG-related disclosures and identifying
material ESG-related risks in conjunction with the
Audit Committee

Looking forward to 2026
■Monitor rollout of the refreshed sustainability
framework and alignment with 2030 roadmaps
■Oversee progress on carbon reduction plans and
SBTi validation for revised targets
■Review deposit return scheme implementation
plans in CCEP’s key markets
■Track compliance readiness for upcoming European
Union (EU) packaging legislation

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
92

ESG Committee report continued
Oversight of strategy and performance
The ESG Committee continued to provide oversight and
strategic guidance on environmental, social and governance
matters throughout the year. Its work focused on
strengthening CCEP’s sustainability framework, monitoring
regulatory developments, and supporting initiatives that
drive sustainable growth.
This is Forward
This is Forward remains a key driver of growth, embedding
sustainability into our core business model and supporting
long-term value creation. The Committee reviewed proposals
to refresh This is Forward to integrate our Philippines
operations, reflect TCCC’s updated environmental ambitions,
and align with our revised 2030 roadmaps.
The Committee also reviewed the financial implications
related to This is Forward, including a comprehensive
assessment of the investments required to meet our
updated 2030 targets.
The refreshed and simplified framework reinforces our
commitments and sets out a robust approach to achieving
our long-term sustainability goals. It also enhances
transparency by outlining key challenges and external
dependencies, and identifying opportunities for progress.
Subsequent to the year end, the Committee recommended
that the Board approve the updated sustainability action
plan, This is Forward.
Sustainability roadmaps
In conjunction with the update of This is Forward, the
Committee oversaw updates to CCEP’s sustainability
roadmaps across climate, water, packaging and community.
These updates support our 2030 GHG emissions reduction
target and 2040 Net Zero ambition. We also revised our SBTi
target to include the Philippines, which has been submitted
to the SBTi for validation.
The ESG Committee, in collaboration with the Audit
Committee, considered the relevance of climate‑related
and transition risks associated with the pathway to Net
Zero. This assessment supports the Audit Committee’s
recommendation to the Board to approve the financial
statements and related reports.
Community strategy
The Committee reviewed progress on our commitment
to support the communities where we operate. During the
year, we continued to deliver programmes and partnerships
that create positive social impact, including initiatives to promote skills development and local economic opportunities.
These efforts reflect our ambition to help build thriving,
inclusive communities and strengthen our role as a
responsible business.
Ventures
The Committee received an update on Ventures, CCEP’s
innovation investment engine that supports delivery of our
Net Zero 2040 ambition.
During the year, we invested in start-ups focused on:
■Developing direct air capture technology
■Applying AI for crop selection
■Converting wastewater into renewable electricity
■Introducing environmentally friendly cooling and
heating solutions
The Committee also reviewed the pipeline of potential
investments. These projects demonstrate our commitment
to scalable solutions that reduce environmental impact
and build long-term resilience.
Regulatory developments
The Committee closely monitored developments in ESG
reporting, with particular focus on progress by the Dutch
authorities on the transposition of CSRD and the European
Commission’s Omnibus Simplification Package, which
primarily streamlines sustainability reporting requirements
under CSRD and ESRS.
The Committee also tracked developments in EU packaging
legislation, including the new Packaging and Packaging Waste
Regulation (PPWR), effective from August 2026. It assessed
the potential impact on CCEP’s operations and sustainability commitments and oversaw actions taken by management
to prepare for compliance.
Deposit return schemes
The Committee reviewed updates on markets anticipated
to implement deposit return schemes in the short to
medium term, including Portugal and Great Britain, and
discussed preparatory measures being led by
management. We also considered developments in the
Asia-Pacific region, where several markets were exploring
the introduction of Extended Producer Responsibility
(EPR) legislation.
Health and safety
The health and safety of our employees, contractors and
visitors remains of paramount importance to CCEP. During
the year, the Committee received a detailed update on
CCEP’s safety culture, performance, and key initiatives
aimed at achieving world class standards. The Committee
reaffirmed that continuous improvement is central to
CCEP’s commitment to ensuring everyone returns home
safely each day.
Skills and expertise
In line with its terms of reference, the Committee
comprises members with the knowledge and expertise
required to understand ESG strategy, targets and
implementation. Members remain committed to ongoing
development and receive training as needed to address
ESG-related impacts, risks and opportunities effectively.
During the year, Committee members, alongside the full
Board, participated in a training session covering the latest
ESG reporting requirements and processes for tracking,
managing, and reporting ESG performance data.
Mario Rotllant Solá
Chairman of the ESG Committee
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
93

Statement from the Remuneration Committee Chairman

John Bryant Chairman of the Remuneration Committee

Membership	Member since
John Bryant (Chairman)	May 2021
Manolo Arroyo	May 2021
Guillaume Bacuvier	May 2024
José Ignacio Comenge	May 2022
Mary Harris	May 2023

See details of attendance at meetings on page 61

Dear Shareholder
On behalf of the Board, I am pleased to present the
Directors’ remuneration report for CCEP for the year ended
31 December 2025. This includes our remuneration policy on
pages 97–105, which shareholders will be asked to approve
at our 2026 AGM.
We have also set out our Annual report on remuneration
(ARR) on pages 107–119, which outlines how we implemented
the current shareholder approved policy during 2025 and
how we intend to implement the revised policy in 2026.
This will be subject to an advisory vote at our 2026 AGM.
Revised remuneration policy
The current remuneration policy was approved by
shareholders at the 2023 AGM. Our remuneration structure
has remained consistent since the Company’s listing in 2016
with only minor adjustments made to ensure continued
alignment with best practice. Over this period of nearly 10
years, the CEO’s on-target remuneration has increased only
through modest annual salary increases of 1.6% per year
despite significant changes to the size and scale of the
business.

Growth at CCEP
Revenue more than doubled
Reported Operating Profit up 230%
Employee base grown by around 60%
Operations expanded significantly, from solely European markets to a global footprint
Share price has almost tripled
Significant shareholder value created
As part of the regular three year review cycle, the
Remuneration Committee undertook a comprehensive
evaluation of the policy to ensure it remains fit for purpose, continues to support the Company’s long-term strategic
objectives, and aligns with evolving market practice and
shareholder expectations. In conducting this review, the
Committee took into account a range of factors, including
the Company’s growth and increased scale, the complexity
of its global operations, the competitive landscape for
executive talent, and developments in UK corporate
governance standards.
The proposed changes are intended to reinforce the
alignment between executive reward and long-term
shareholder value creation, while ensuring the policy
remains robust, competitive and responsive to the
demands placed on leadership in a dynamic business
environment.

Further details are provided on pages 97–105

2016	2025
€9.1bn	€20.9bn
€0.85bn	€2.8bn
24,500	39,000
13 European countries	31 countries globally
$31.40 (30 December 2016)	$90.70 (31 December 2025)
TSR of +205%

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
94

Statement from the Remuneration Committee Chairman continued
Proposed changes to the remuneration policy
Long-term incentive opportunity
The CEO’s Long-term Incentive Plan (LTIP) award opportunity
has remained unchanged since our listing in 2016, with current levels set at 250% of base salary for target performance, with a maximum vesting of up to two times target.
From 2026 onwards we propose to increase the target
opportunity from 250% to 300% of salary, with a maximum of
600% of salary. As well as the considerations outlined below, the Committee validated the appropriateness of the increase
in the context of the market competitiveness of the package
against three comparator groups (the FTSE30 (excluding
financial services), a European FMCG Group and a Global FMCG
Group). While the proposed target LTIP sits at the upper
quartile of the FTSE30 and European FMCG Group, it remains
below the lower quartile of the Global FMCG Group. Awards
will continue to be subject to stretching and robust targets linked to the achievement of financial and ESG performance,
ensuring that rewards align with significant, sustainable growth for the benefit of all stakeholders.
The Committee carefully considered this increase in light
of the Company’s performance, scale, complexity, and
international footprint of the business. The Committee
believes the revised opportunity levels will support the
Company’s strategic ambitions while remaining consistent
with market practice for companies of a similar size and global complexity, support the delivery of long-term performance,
and ensure the continued retention of a highly respected
CEO to motivate a high performing leadership team in an
increasingly competitive global talent market.
The Committee has a strong track record of operating our
remuneration framework with restraint and will continue to
exercise appropriate discretion and judgement to ensure that the rewards delivered under the revised policy are fair.
Shareholding requirements
We are proposing to increase the in post shareholding
requirement for the CEO from 300% to 500% of base salary,
bringing it in line with FTSE30 practice. This enhanced guideline is expected to be achieved within five years of appointment.
Until the required holding is met, 50% of any vested shares
from incentive awards (on a post-tax basis) must be retained.
The CEO currently exceeds the increased shareholding
requirement; see page 115.
Pension
We are proposing to amend the CEO’s pension provision,
and that of other Alternative Pension Arrangement (APA)
participants, to fully align with other GB colleagues by
increasing the employer contribution to 12% of salary and
removing the monetary cap. This change ensures consistency
across all employees, regardless of seniority, and better
reflects market practice.
Other
No further changes are being proposed to the overall
remuneration package. As part of the policy review, the
Committee carefully considered the role of deferral within the annual bonus framework and believes that, in the context of
the Company’s overall remuneration structure, the absence of a formal deferral mechanism remains appropriate.
A substantial portion of the CEO’s remuneration is delivered through the LTIP, which is equity-based and subject to a
multi‑year performance period, plus a post-vesting holding
period, ensuring strong alignment with long-term shareholder interests. The CEO also holds a significant shareholding
exceeding 2,500% of base salary, well above the proposed in
post requirements, further reinforcing his commitment to the
Company’s sustained success and long-term value creation.
The Committee is also cognisant that many FTSE companies
are now relaxing bonus deferral requirements for those
individuals, like our CEO, who hold very material shareholdings.
The Committee is therefore confident that the existing
remuneration structure, without bonus deferral, remains
proportionate, transparent, and supports the Company’s
strategic objectives and shareholder interests, but will
periodically keep this under review.
Shareholder consultation
As part of the policy review, we engaged with our largest
20 shareholders and proxy advisors who did not raise
any major concerns with the proposed policy and indicated
general support for the changes.
Alongside seeking approval for the remuneration policy, we
will also be seeking approval for a minor amendment to the
LTIP rules at the AGM in May 2026 to accommodate the
proposed change to the CEO’s LTIP opportunity. No other
changes to the LTIP rules are proposed.
We are confident that the revised policy will continue to
provide a remuneration framework for the next three years
that supports the business to meet its objectives in a manner which is aligned with good governance.
Remuneration outcomes for 2025
Annual bonus
The solid overall business performance outlined in the
Strategic Report has been reflected through the annual bonus, with performance against all three financial metrics being
within the target range. Adjusted comparable and FX neutral
revenue and operating profit increased year on year by 2.8%
and 7.1%, respectively. This, alongside strong comparable free cash flow generation, has resulted in an overall Business
Performance Factor (BPF) of 102% of target being achieved.
The strong business performance is also a reflection of the
exceptional leadership of the CEO throughout 2025, which
resulted in an Individual Performance Factor (IPF) of 1.10x
being awarded to him. The final bonus payment to the CEO
was 47% of maximum.

Further details are provided on pages 107–108

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
95

Statement from the Remuneration Committee Chairman continued
2023 Long-Term Incentive Plan
The 2023 Long-Term Incentive Plan (LTIP) award, granted
in March 2023, was subject to earnings per share (EPS), return on invested capital (ROIC) and CO2e reduction performance
targets over the three year period to 31 December 2025.
Around 300 senior executives and management participated
in the scheme, including the CEO.♦
CCEP has performed strongly over the last three years,
with compound annual EPS growth of 8.4% per annum(A) ahead
of the LTIP target, outperformance of the target for ROIC
and performance between threshold and target for CO2e
reduction. This level of performance results in a formulaic
vesting outcome of 1.33x target.♦
In approving the vesting outcome, we undertook a holistic
assessment of overall performance over the three year
period to determine whether the level of vesting was a fair
reflection of broader CCEP performance, as well as an
assessment for windfall gains, using a range of quantitative tests to do so. These tests supported our view that the
value we are reporting for the 2023 LTIP is not a windfall,
but instead reflects the strong underlying performance of
the business over the three year period. In the course of its assessment, the Committee noted that:
■As with EPS and ROIC, CCEP’s performance against
its other key financial indicators had been equally strong,
as disclosed in more detail on page 3 of the Strategic
Report
■CCEP had delivered +85% total shareholder return over
the performance period, which was top quartile versus
our sector and ahead of the FTSE 100, Euronext 100 and
S&P 500 indices
■The wider stakeholder experience, including that of our
employees, had been positive, with no material areas
of concern identified
■CCEP had delivered strongly against our sustainability
initiatives, as disclosed in more detail on page 110
of the ARR
As a result of the assessment, the Committee determined
that the overall performance of the business continued to
be strong, and the formulaic vesting outcome was a fair
reflection of overall performance, while recognising that the level of vesting recognised the stretch in the targets set by the Committee.
This results in a final vesting value for the CEO of £6.3 million, which includes £2.7 million of benefit from the strong share price growth and dividend delivery over the performance
period, which has delivered more than £12 billion of value
to shareholders (market cap increase, dividends and
share buybacks).♦

Further details are provided on pages 109–110
Implementation of remuneration policy in 2026
The Committee considers that our overall remuneration
framework remains fit for purpose and will implement our
remuneration policy for 2026 on a similar basis as for 2025, while incorporating the changes to LTIP opportunity,
shareholding requirements and pension arrangements, as
outlined above.

Further details are provided on pages 117–118
The Committee has approved a 2.0% salary increase for the
CEO, effective 1 April 2026, which is aligned with the merit increase for the wider GB workforce.
The structure of the 2026 annual bonus will be unchanged
from 2025, with the business performance element being
based on stretching performance targets for operating
profit, revenue and operating free cash flow. For the CEO,
his individual element will be assessed against objectives
aligned to the key strategic areas of focus of the business, which include: volume and volume share, operational and
competitiveness objectives.

ESRS 2 GOV-3	ESRS
The 2026 LTIP award will continue to be based on a mix of
EPS, ROIC, and CO2e reduction. The targets have been set
at stretching levels taking into account both our long-term
plan and external forecasts, as disclosed on page 118 of the
ARR. Following the end of the performance period, LTIP
awards will be subject to an additional two year holding
period.
The CO2e reduction targets for 2026 have been set taking
into account additional work carried out on our Carbon
Reduction Roadmap to 2030 to fully include the impact
of the acquisition of the Philippines business.

Further details are provided on pages 117–118
Looking ahead
We regularly monitor the performance of our remuneration
policy and will continue to engage with shareholders where
necessary to ensure we are implementing the policy in a
way which is aligned with both good governance and
commercial best practice. I hope that we will continue to
receive your support in respect of our policy and ARR at
our forthcoming AGM in May 2026.
John Bryant
Chairman of the Remuneration Committee
13 March 2026
Unless otherwise stated, all references within the remuneration report to revenue, operating profit, operating free cash flow, EPS and ROIC targets are based on comparable results which are non-IFRS performance measures. Refer to ‘Note regarding the presentation of adjusted financial information and alternative performance measures’ on pages 46–47 for the definition of our non-IFRS performance measures and to pages 57–58 for a reconciliation of reported to comparable results. The measures are also adjusted to be on a FX neutral basis at budget rates. Refer to pages 108–109 for further analysis as to how the targets and performance against these targets are calculated.
(A)Comparable and on a tax and currency neutral basis.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
96

Overview of remuneration policy

Governance framework

Key principle	Application to policy		2026 implementation
Focused on delivering our business strategy	Annual bonus and LTIP measures aligned to the KPIs of the business		Annual bonus metrics		LTIP metrics

			Operating profit		EPS
			50%		42.5%
			Revenue		ROIC
			30%		42.5%
Operating free cash flow
CO2e♦
			20%		15%
See ARR for definitions. %s indicate weighting in scorecard

Simple, transparent and aligning the interests of management and shareholders
■Only two simple incentive
plans operated
■Strong focus on pay
for performance
■Majority of remuneration
package delivered in
shares
■Significant shareholding
requirement of five
times salary
■CEO pension aligned
to wider workforce
CEO pay mix linked to performance at target
			21% Fixed pay	26% Annual bonus	53% LTIP

Able to be cascaded through the organisation and applicable to the wider workforce	The same remuneration framework is applied to all members of the ELT (but with lower incentive levels)

Variable remuneration should be performance related against stretching targets	Targets are set at stretching levels in the context of the business plan and external forecasts	■	■Target performance linked to business plan ■Maximum payout requires performance significantly above plan

ESRS 2 GOV-3	ESRS

Summary of remuneration policy table

Fixed pay	Annual bonus	LTIP

Key features
Base salary
Annual increases will
normally take into account
business performance and
increases awarded to the
general workforce
Benefits
A range of benefits may
be provided in line with
market practice
Pension
■Can participate in the UK
pension plan or receive
a cash allowance on the
same basis as all other
employees
■Employer contribution is
12% of salary

Key features
■Target bonus
opportunity is 150%
of salary
■Bonus calculated by
multiplying the target
bonus by a BPF (0-200%)
and an IPF (0-120%)
■Business and individual
performance targets
are set in the context of
the strategic plan
■Malus and clawback
provisions may apply to
awards
■Discretion to adjust the
formulaic outcome up
or down taking into
account all relevant
factors

Key features
■Based on performance
measures aligned to
the strategic plan and
measured over at least
three financial years
■Target LTIP award for
2026 is 300% of salary
(600% of salary
maximum)
■Malus and clawback
provisions may apply
to awards
■Two year holding period
applied after vesting
■Discretion to adjust the
formulaic vesting
outcome up or down
taking into account all
relevant factors

Link to strategy ■Supports recruitment and retention of Executive Directors of the calibre required for the long-term success of the business	Link to strategy ■Incentivises delivery of the business plan on an annual basis ■Rewards performance against key indicators which are critical to the delivery of the strategy	Link to strategy ■Focused on delivery of Group performance over the long term ■Delivered in shares to provide alignment with shareholders’ interests

A full copy of the policy can be found on pages 97–105.
All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets for 2026 refer to those measures that are defined within the ARR.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
97

Remuneration policy
Our current remuneration policy was approved by shareholders at the AGM on
24 May 2023. As required under Schedule 8 of the Large and Medium-sized
Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), shareholders will be asked to approve a new remuneration policy at our AGM in May
2026.
As part of the regular three year review cycle, the Remuneration Committee undertook a comprehensive evaluation of the policy to ensure it remains fit for purpose, continues to support the Company’s long-term strategic objectives, and aligns with evolving market practice and shareholder expectations. In conducting this review, the Committee took into account a range of factors, including the Company’s growth and increased scale, the complexity of its global operations, the competitive landscape for executive talent and developments in UK corporate governance standards.
The proposed changes outlined opposite and as illustrated in the policy table for Executive
Directors are intended to reinforce the alignment between executive reward and long-term shareholder value creation, while ensuring the policy remains robust, competitive, and responsive to the demands placed on leadership in a dynamic business environment.
It is intended that the new remuneration policy will apply for the next three years with effect from the date of the AGM.
The following sections set out our new remuneration policy.
Changes to the remuneration policy for Executive Directors
Long-term incentive opportunity
The CEO’s LTIP award opportunity has remained unchanged since our listing in 2016, with current levels set at 250% of base salary for target performance, with a maximum vesting of up to two times target.
From 2026 onwards we propose to increase the target opportunity from 250% to 300% of salary, with a maximum of 600% of salary.
The Committee carefully considered this increase in light of the Company’s performance, scale, complexity, and international footprint of the business, as well as the critical importance of retaining and motivating a high performing leadership team in an increasingly competitive global talent market. The Committee believes the revised opportunity levels will support the Company’s strategic ambitions while remaining consistent with market practice for companies of a similar size and global complexity, support the delivery of long-term performance and ensure the continued retention of a highly respected CEO.
The Committee has a strong track record of operating our remuneration framework with restraint and will continue to exercise appropriate discretion and judgement to ensure that the rewards delivered under the revised policy are fair.
Shareholding requirements
We are proposing to increase the in post shareholding requirement for the CEO from 300%
to 500% of base salary, bringing it in line with FTSE30 practice. This enhanced guideline is expected to be achieved within five years of appointment. Until the required holding is met,
50% of any vested shares from incentive awards (on a post-tax basis) must be retained.
The CEO currently exceeds the increased shareholding requirement; see page 115.
Pension
We are proposing to amend the CEO’s pension provision, and that of other APA participants, to fully align with other GB colleagues by increasing the employer contribution to 12% of salary and removing the monetary cap (previously capped at £30,000 inclusive of employer social security costs). This change ensures consistency across all employees, regardless of seniority, and better reflects market practice.
Other
No further changes are being proposed to the remuneration policy.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
98

Remuneration policy continued
Policy table for Executive Directors
The table below summarises each element of the remuneration policy for Executive Directors and any other individual who is required to be treated as an Executive Director under the applicable regulations, with further details set out after the table. Currently, the CEO is the only Executive Director.

Base salary	No change to previous policy
Purpose and link to strategy	■Core element of remuneration used to provide a competitive level of fixed salary for Executive Directors of the calibre required for the long-term success of the business.
Operation
■Paid in cash and pensionable
■Typically reviewed annually
■In reviewing salaries, consideration is given to a number of internal and external factors including business and individual performance, role, responsibilities, scope, market positioning, rate relative to other internal pay bands to ensure succession pay headroom, inflation and colleague pay increases.

Opportunity
■While there is no prescribed formulaic maximum, annual increases will normally take into account the overall business performance and the level of increase awarded to the general relevant workforce.
■Where the Remuneration Committee considers it necessary
and appropriate, larger increases may be awarded in individual circumstances, such as a change in scope or responsibility or where a new Executive Director is appointed at a lower than market rate and the salary is realigned over time as the individual gains experience in the role. Salary adjustments may also reflect wider market conditions, for example in the geography in which the individual operates.

Performance conditions	■None, although individual performance will be taken into account when determining the appropriateness of base salary increases, if any.

Benefits	No change to previous policy
Purpose and link to strategy	■Competitive and market aligned benefits for Executive Directors of the calibre required
Operation
■A range of benefits may be provided, including, but not limited to, the provision of a company car or car allowance, the use of a driver, financial planning and tax advice, private medical insurance, medical check ups, personal life and accident assurance and long-term disability insurance. Other benefits may be provided if considered appropriate to remain in line with market practice.
■Expenses incurred in the performance of executive duties (including occasional expenses associated with spouse accompanying the
Executive Director on business travel or functions as required) for
CCEP may be reimbursed or paid for directly by CCEP, as appropriate, including any tax due on the benefits.
■CCEP may also meet certain mobility costs, such as relocation support, housing and education allowances and tax equalisation payments.
■Executive Directors are eligible to participate in all employee share plans on the same basis and with the same vesting period as other employees.

Opportunity
■The value of benefits provided will be reasonable in the context of relevant market practice for comparable roles and taking into account any individual circumstances (e.g. relocation). It is not possible to state a maximum for all benefits as some will depend on individual circumstances (e.g. private medical insurance) and some may depend on family circumstances (e.g. relocation/housing/
education allowances).
■The Remuneration Committee keeps the level of benefit provision under review.
■Participation in all employee share plans on the same basis as other employees up to the statutory limits.

Performance conditions	■None

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
99

Remuneration policy continued

Pension	Change to previous policy (opportunity only)
Purpose and link to strategy	■Provides an income for Executive Directors following their retirement in arrangements consistent with those offered to other employees in the relevant location.
Operation
■Executive Directors can participate in the same plan as other local employees and on the same basis. CCEP reserves the right to amend a pension arrangement for Executive Directors over the life of this remuneration policy to reflect changes to the broader employee arrangements.

Opportunity
■The current CEO can participate in the UK Defined Contribution pension plan or can opt out and receive a partial cash alternative on the same basis as other employees in GB.
■The maximum annual employer contribution is 12% of salary.

Performance conditions	■None

Annual bonus	No change to previous policy
Purpose and link to strategy	■To incentivise the delivery of the business plan on an annual basis, and reward performance against key indicators which are critical to the delivery of the strategy.
Operation
■Performance is measured over one year, with the bonus normally payable fully in cash after year end, with no deferral.
■The bonus is based on a combination of a Business Performance
Factor (BPF) and an Individual Performance Factor (IPF).
■The Remuneration Committee may exercise its discretion to adjust the formulaic outcome of the bonus up or down (subject to the maximum bonus opportunity set out below) taking into account all relevant factors, including but not limited to: underlying business performance, individual performance and wider business
circumstances.
■The Remuneration Committee has the ability to apply both malus and clawback provisions to bonuses.

Annual bonus	No change to previous policy
Opportunity
■Target bonus is 150% of base salary.
■The bonus is calculated by multiplying the target bonus by a BPF
(with a range of 0–200%) and an IPF (with a range of 0–120%).
■The maximum bonus opportunity is 360% of salary.
■25% of the target BPF (37.5% of salary) is payable for threshold business performance. The threshold for the IPF is 0% of maximum.

Performance conditions
■Business and individual performance measures, weightings and targets are set annually to align with the strategic plan, with the majority of the annual bonus being based on financial performance measures.
■The Remuneration Committee ensures that targets are
appropriately stretching in the context of the strategic plan and that there is an appropriate balance between incentivising Executive
Directors (i) to meet financial targets for the year and (ii) to deliver specific non-financial goals. This balance allows the Remuneration
Committee to reward performance effectively against the key
elements of the strategy.
■Each year, the annual performance targets set in the prior year are published in the ARR (unless considered commercially sensitive).
■The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
100

Remuneration policy continued

LTIP	Change to previous policy (opportunity only)
Purpose and link to strategy	■Recognises and rewards delivery of Group performance over the longer term and delivered in Shares to provide alignment with shareholder interests.
Operation
■Awards of conditional Shares (or equivalent) with vesting dependent on performance measured over at least three financial years.
■Shares acquired on vesting of an award (post-tax) are subject to an additional two year holding period following the vesting date.
■Dividends (or equivalents) may accrue during the vesting period on
Shares that vest and be paid in cash or Shares at vesting. The Group’s current practice is to pay in cash.
■The Remuneration Committee has the ability to apply both malus and clawback provisions to awards.
■The Remuneration Committee may exercise its discretion to adjust the formulaic vesting outcome up or down (subject to the maximum
LTIP opportunity set out below) taking into account all relevant factors, including but not limited to: underlying business performance, individual performance and wider business circumstances.

Opportunity	■The maximum annual award is 600% of salary. ■For threshold levels of performance, 12.5% of the maximum award vests. Target is 50% of maximum.
Performance conditions
■The Remuneration Committee will align the performance measures under the LTIP with the long-term strategy of the Group with measures focused on delivering sustainable value creation.
■Prior to each grant, the Remuneration Committee will select performance measures and weightings and determine targets.
Performance measures may be financial, non-financial, share price based, strategic, or determined on any other basis that the
Remuneration Committee considers appropriate reflecting
strategic priorities.
■Currently, the performance measures used are EPS, ROIC, and CO2e reduction. Targets are intended to be set at appropriately stretching levels of performance in the context of the strategic plan.
■The Remuneration Committee will retain the discretion to amend subsisting performance measures and/or targets in exceptional circumstances (e.g. significant transactions), where it considers that they no longer remain appropriate, although it would only do so following consultation with major shareholders.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
101

Remuneration policy continued
Illustration of the application of the remuneration policy
The Remuneration Committee considers the level of remuneration that may be received under different performance outcomes to ensure that this is appropriate in the context of the performance delivered and the value added for shareholders.

Below threshold	100%	£1.55m		Fixed pay	Bonus	LTIP

Target	21%	26%	53%	£7.48m

Maximum	11%	33%	56%		£14.19m

Maximum (including 50% share price appreciation)	9%	26%	65%			£18.15m

£0m	£3m	£6m	£9m	£12m	£15m	£20m
The chart above provides illustrative values of the remuneration package for the CEO in 2026 under four assumed performance scenarios.

	Assumed performance	Assumptions
Fixed pay	All scenarios	■Base salary of £1,317,426 effective from 1 April 2026 ■Pension allowance of 12% of salary ■Benefits – assumed £72,000 which is the value received in 2025
Variable pay	Below threshold	■No pay out under the annual bonus plan ■No vesting under the LTIP ■No share price growth assumed
	Target performance	■Target annual bonus, representing 150% of base salary ■Target LTIP(A) award, representing 300% of base salary ■No share price growth assumed
	Maximum performance	■Maximum annual bonus, representing 360% of base salary ■Maximum LTIP(A) award, representing 600% of base salary ■No share price growth assumed
	Maximum performance including 50% share price growth	■As above for maximum performance but includes share price appreciation in respect of the LTIP(A) of 50% during the performance period.
(A)  LTIP awards may accrue dividend equivalents but the potential value of these has not been included in the analysis above.
Share ownership guidelines
The CEO is required to hold 500% of their base salary in Company Shares. The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (post-tax) must be retained. The guideline continues to apply for one year following termination of employment.
Malus and clawback
The Remuneration Committee has the ability to operate malus and clawback under the annual bonus and LTIP.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
102

Remuneration policy continued
This provides the Remuneration Committee with the ability to restrict or reclaim payments to Executive Directors in circumstances where it would be appropriate to do so.
The circumstances in which the malus and clawback provisions may be invoked are:

Actions/conduct of individual
■Dismissal for cause
■Misbehaviour
■Conduct resulting in significant loss
■Failure to meet appropriate standards of fitness and propriety
■Behaviour which significantly contributes to reputational damage for CCEP

Risk	■Material failure of risk management
Financial accounts	■Material misstatement in the audited consolidated accounts ■Error in the determination of the vesting of an award (subject to clawback only)
Regulatory requirement	■Any recovery requirement in line with applicable regulations
In such circumstances, where the Remuneration Committee considers it appropriate, it may apply the provisions set out below:

Annual bonus
■Malus may be applied during the performance period to reduce
(including to nil) the annual bonus pay out.
■Clawback may be applied for up to two years post-payment of the bonus, to recover some (or all) of any amount paid out.

LTIP
■Malus may be applied before the vesting of an award to reduce
(including to nil) the level of vesting of the award.
■Clawback may be applied for up to two years post-vesting of the award, to recover an amount in cash or Shares relating to the value of any award already delivered. Alternatively, an existing award may be reduced by the same amount.

The Remuneration Committee considers the timeframe over which clawback may apply to be appropriate, as it reflects the period in which the Group’s processes and systems are likely to identify any occurrence of the key trigger events.
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
■Before the AGM on 22 June 2017 (the date our first shareholder approved Directors’
remuneration policy came into effect);
■Before the remuneration policy set out above comes into effect, provided that the terms of the payment were consistent with the shareholder approved remuneration policy in force at the time they were agreed; or
■At a time when the relevant individual was not a Director of CCEP (or other person to whom this remuneration policy applies) and, in the opinion of the Remuneration
Committee, the payment was not in consideration for the individual becoming a Director
(or other such person) of the Company. For these purposes "payments” includes the
Remuneration Committee satisfying awards of variable remuneration.
Awards under the LTIP are subject to the plan rules under which the awards were granted.
The Remuneration Committee may adjust or amend awards in accordance with the provisions of the plan rules and as outlined elsewhere in this report.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
103

Remuneration policy continued
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
Policy application
■The Remuneration Committee’s approach when considering the
overall remuneration arrangements on the recruitment of an
Executive Director from an external party is to take account of the
Executive Director’s remuneration package in their prior role, the market positioning of the remuneration package, and not to pay more than necessary to facilitate the recruitment of the individual.
■Where an Executive Director is appointed from within the business, in addition to considering the matters detailed above for external candidates, our normal policy is that any legacy arrangements would be honoured in line with the original terms and conditions.
■With the potential for internal succession planning in mind, CCEP will strive for alignment, where appropriate, between the approach taken at the Executive Director level and at other senior levels, ensuring that an appropriate pay progression is in place, thus facilitating talent development and succession planning.

Fixed elements
■Salary levels drive other elements of the package and would therefore be set at a level which is competitive, but no more than necessary.
■The Executive Director would be eligible to participate in any benefit and/or pension arrangements which were operated for Executive
Directors at the time, in accordance with the terms and conditions of such arrangements. These will align with the arrangements provided for the wider workforce.
■The Company may meet certain mobility costs as required, including, for example, relocation support, expatriate allowances, temporary living and transportation expenses in line with the prevailing mobility policy and practice for senior executives.

Element	Policy and operation
Annual bonus
■The individual will be eligible to participate in the annual bonus plan, in accordance with the rules and terms of the plan in operation at the time.
■The maximum level of opportunity will be no greater than that set out in the Policy table above (i.e. 360% of base salary).

Long-term incentives
■The individual will be eligible to participate in the LTIP, in accordance with the rules and terms of the plan in operation at the time.
The maximum level of opportunity will be no greater than that set out in the Policy table above (i.e. 600% of base salary).

Buy out awards
■The Remuneration Committee will consider what buy out awards (if any) are necessary to facilitate the recruitment of a new Executive
Director. This includes an assessment of the awards forfeited on leaving their current employer. In determining the quantum and structure of these commitments, the Remuneration Committee will seek to provide no more than the equivalent value and replicate, as far as practicable, the form, timing and performance requirements of the awards forfeited. Buy out share awards, if used, will be granted using the Company’s existing LTIP to the extent possible, although awards may also be granted outside this plan if necessary and as permitted under the Listing Rules. In the case of an internal hire, any outstanding awards made in relation to the previous role will be allowed to be paid out according to their original terms. If promotion is part way through the year, an additional top-up award may be made to bring the Executive Director’s opportunity to a level that is appropriate in the circumstances.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
104

Remuneration policy continued
Service contracts and loss of office arrangements
The Remuneration Committee’s policy on service contracts and termination arrangements for Executive Directors is set out below. On principle, it is the Remuneration Committee’s policy that there should be no element of reward for failure. The Remuneration
Committee’s approach when considering payments in the event of a loss of office is to take account of the individual circumstances including the reason for the loss of office, Group and individual performance, contractual obligations of both parties as well as statutory requirements, share and pension plan rules. The Executive Director’s service contract is available for inspection by shareholders at the Company’s registered office.
The key employment terms and conditions of the current Executive Directors, as stipulated in their service contracts, are set out below:

Overall	Policy and operation
Notice period
■Executive Directors are employed on a rolling service contract which provides for a notice period of 12 months from the Company and
12 months from the individual.
■New Executive Directors will be appointed on rolling service contracts with a notice period of not more than 12 months for both the Group and the individual.
■The Remuneration Committee considers this policy provides an appropriate balance between the need to retain the services of key individuals for the benefit of the business and the need to limit the potential liabilities of the Group in the event of termination.

Contractual payments
■The standard Executive Director service contract does not confer any right to additional payments in the event of termination though it does reserve the right for the Group to impose garden leave on the
Executive Director during any notice period. In the event of redundancy, benefits would be paid according to the Company’s GB redundancy policy prevailing at that time.

Overall	Policy and operation
Annual bonus	■Executive Directors may be eligible for a pro rata bonus for the period served, subject to performance. ■No bonus will be paid in the event of gross misconduct.
Long-term incentives
■The treatment of unvested long-term incentive awards is governed by the rules of the plan.
■Guidelines for normal treatment under the LTIP:
▪Resignation or termination for cause: the award is forfeited.
▪Death, ill-health, injury or disability: the award will normally vest in full on date of death or leaving.
▪Redundancy or other involuntary termination: the award will normally vest on the original vesting date, pro rated for time served, and subject to performance conditions.
▪Good leaver: the Remuneration Committee may determine that
a participant who ceases employment for any other reason
(e.g. retirement, departure by mutual agreement) be treated as a ‘good leaver’ in which case the award will normally vest on the original vesting date, pro rated for time served and subject to performance conditions.
▪Change of control: the award normally vests pro rated for time served and subject to performance conditions. Alternatively, the award may be exchanged for awards in the acquiring company.
▪Vested LTIP awards still subject to a holding period will normally be released from the holding period in line with the usual timescales, except in the case of death, ill-health, injury or disability when the award will be released on death or leaving.
■The Committee has discretion under the rules of the plan to disapply time pro ration, or accelerate the vest date of awards for certain leaver scenarios, e.g. in the event of a good leaver or certain change of control events.
■LTIP awards for participants who leave the Group to join TCCC or a franchise company of TCCC may continue to vest under the original terms. Alternatively should the awards lapse they may receive a cash payment in lieu. The cash payment will normally be equal to the value of the Shares they would have received, paid at the time they would have received them.

The cost of legal fees spent on reviewing a settlement agreement on departure, or other professional fees and settlement of any legal obligations or claims by a Director, may be provided where appropriate. The Company also reserves the right to pay for outplacement services as appropriate.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
105

Remuneration policy continued
Policy table for NEDs
The table below summarises the remuneration policy for NEDs.

Purpose and link to strategy	■To attract and retain high calibre individuals by offering market competitive fee arrangements.
Operation
■NEDs and the Chairman receive a basic fee in respect of their Board duties.
■Further fees may be paid for specific committees or other Board duties.
■Fees are paid in cash or shares and set at a level which is considered appropriate to attract and retain the calibre of individual required by the Company. Fees will be reviewed and may be increased
periodically.
■Annual fees are set in British pound and may be received in alternative currencies at the election of the NED, using the applicable spot rate.
■The Chairman and NEDs are not eligible for incentive awards or pensions.
■Expenses incurred in the performance of non-executive duties
(including occasional expenses associated with spouse accompanying the Chairman or NED on business travel or functions as required)
for the Company may be reimbursed or paid for directly by CCEP, as appropriate, including any tax due on the benefits.
■Additional small benefits may be provided.

Opportunity	■The Articles provide that the total aggregate remuneration paid to the Non-executive Chairman and the NEDs will be within the limits set by shareholders.
The NEDs, including the Chairman of the Board, do not have service contracts, but have letters of appointment. NEDs and the Chairman of the Board are not entitled to compensation on leaving the Board.
The election and re-election of Directors in accordance with the Shareholders’ Agreement and Articles of Association is described on page 120 of the Directors’ report.
Consideration of shareholder views
The Remuneration Committee recognises the importance of building and maintaining a good relationship with shareholders.
The Remuneration Committee engaged with the Company’s largest shareholders and their representative bodies in 2025 in respect of the renewal of our remuneration policy, and were delighted to receive strong support for the policy proposed.
In future, the Remuneration Committee will continue to monitor shareholder views when evaluating and setting ongoing remuneration strategy, and will consult with shareholders prior to any significant changes to our remuneration policy.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
106

Remuneration at a glance

ESRS 2 GOV-3	ESRS

Overview of 2025 remuneration performance	Overview of 2026 CEO remuneration framework (2026 Policy)

CCEP share price(A) (US$)

31 Dec 2024	31 Dec 2025
(A) Nasdaq listing.

2025 CEO single figure			CEO shareholding
£1.4m (14%)	£2.2m (22%)	£6.3m (64%)	As at 31 Dec 2025	2,723% of salary

300% of salary (current policy)

500% of salary (2026 policy)

Fixed pay	2025 total value
Annual bonus	£9.9m	Current shareholding
LTIP		Shareholding requirement	All references to revenue, operating profit, operating free cash flow, EPS and ROIC targets for 2025 outcomes and for 2026 refer to those measures that are defined within the ARR.

(B)  Comparable diluted EPS and comparable ROIC are non-IFRS performance measures. Refer to ‘Note regarding the presentation of adjusted financial information and alternative performance measures’ on pages 46–47 for the definition of our non-IFRS performance measures and to pages 57–58 for a reconciliation of reported to comparable results. Definitions used for measuring LTIP performance are shown on pages 109 and 118.

Read more in the Annual report on remuneration on pages 107–119

Annual bonus outcomes (multiple of target)

Operating profit
1.21x

Revenue
0.70x

Operating free cash flow
1.01x

Bonus pay out = 47% of maximum (including IPF of 1.10x)

Reported long-term KPIs
Comparable EPS (B)
Comparable ROIC(B) (%)
CO2e reduction per litre (%)♦

(Reduction 2022-2025)

Fixed pay
Base salary
2.0% increase for 2026
£1.32m

Benefits
■Car allowance ■Private medical ■School fees ■Financial planning

Pension
Pension scheme contribution and cash in lieu aligned to wider workforce
12% of salary

Annual bonus

1	Operating profit	50%
2	Revenue	30%
3 .	Operating free cash flow	20%
0x–1.2x Individual multiplier

150%	360%
(% of salary)

Target
Maximum

Long Term Incentive Plan

1	EPS	42.5%
2	ROIC	42.5%
3 .	Reduction in CO2e	15%

300%	600%
(% of salary)

Target
Maximum

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
107

Annual report on remuneration
Remuneration outcomes for 2025
The following pages set out details of the remuneration received by Directors for the financial year ending 31 December 2025. Prior year figures have also been shown.
Audited sections of the report have been identified.
The Directors’ remuneration in 2025 was awarded in line with the remuneration policy, which was approved by shareholders at the AGM in May 2023.
Single figure table for Executive Directors (audited)

Individual	Year	Salary (£000)	Taxable benefits (£000)	Pension (£000)	Fixed pay (£000)	Annual bonus (£000)	Long-term incentives (£000)	Variable remuneratio n (£000)	Total remuneratio n (£000)
Damian Gammell	2025(A)	1,285	72	27	1,384	2,161	6,306(B)	8,467	9,851
	2024	1,260	75	28	1,363	2,343	10,196(C)	12,539	13,902
(A)Malus and clawback provisions were not exercised during the year.
(B)Estimated value based on three month average share price and exchange rate at 31 December 2025 of
US$90.33 (£67.91) and includes £419,000 cash payment in respect of dividend equivalents to be paid on the vested Shares. Number will be restated in 2026’s single figure table to show the final value on the vesting date of 13 March 2026. Around £2,289,000 of the vest value is attributable to share price appreciation.
(C)Value based on share price and exchange rate on vest date of 10 March 2025 of US $80.95 (£62.81) and includes £682,000 cash payment in respect of dividend equivalents to be paid on the vested Shares.
Around £4,176,000 of the vest value is attributable to share price appreciation.
Notes to the single figure table for Executive Directors (audited)
Base salary
Damian Gammell received a salary increase of 2.0% from £1,266,269 to £1,291,594 effective from 1 April 2025. This increase was aligned with the merit increase provided to the wider
GB workforce of 2.0%.
Taxable benefits
During the year, Damian Gammell received the following main benefits: car allowance
(£14,000), financial planning allowance (£10,000), schooling allowance (£25,000 net) and family private medical coverage (£1,000).
Pension
The pension provisions that applied to Damian Gammell in 2025 were aligned to all other
GB employees, albeit subject to a monetary cap. Damian Gammell elected to receive a contribution into the pension scheme up to the annual allowance with the balance up to the maximum allowed by the remuneration policy as a cash allowance. This equates to a total payment of £30,000 from CCEP inclusive of employer National Insurance contributions (i.e. the actual benefit received by Damian Gammell is less than
£30,000 per year).
Annual bonus
Around 11,500 people across the organisation participate in the Group annual bonus
(around 38%(A) of our total workforce). Around two-thirds(A) of our employees participate in annual variable remuneration plans in total, including the annual bonus, sales incentive plans (around 17%(A) of our people), and local incentive plans (around 25%(A) of our people).
(A)Excludes the Philippines.
Overview of CCEP’s annual bonus design
The 2025 CCEP annual bonus plan was designed to incentivise the delivery of the business strategy and comprised the following elements:
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
In line with the remuneration policy, Damian Gammell had a target bonus opportunity of 150% of salary. Actual payments range from zero to a maximum of 360% of salary depending on the extent to which business and individual performance measures were achieved.

Target bonus (150% of base salary)	BPF (0x to 2.0x)	IPF (0x to 1.2x)	Final bonus outcome (0% to 360% of base salary)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
108

Annual report on remuneration continued
2025 annual bonus outcome – BPF
As set out in the Statement from the Remuneration Committee Chairman on page 93, overall performance in 2025 has been solid. This has been reflected in the annual bonus outcome, with performance for all three financial measures being within the target range.

		Performance targets			Performance outcomes
Measure	Weighting	Threshold (0.25x multiplier)	Target (1x multiplier)	Maximum (2x multiplier)	Actual outcome	Multiplier achieved
Operating profit(A)	50%	€2,776m	€2,909m	€3,043m	€2,938m	1.21x
Revenue(B)	30%	€21,052m	€21,883m	€22,314m	€21,550m	0.70x
Operating free cash flow(C)	20%	€2,539m	€2,730m	€2,921m	€2,732m	1.01x
Total	100%					1.02x
(A)Comparable operating profit on a FX neutral basis at budget rates.
(B)Revenue on a FX neutral basis at budget rates.
(C)Comparable operating profit before depreciation and amortisation and adjusting for capital expenditures, restructuring cash expenditures and changes in operating working capital, on an FX neutral basis at budget rates.
2025 annual bonus outcome – IPF
To determine an appropriate IPF, the Chairman of the Board assesses Damian Gammell’s performance against the individual performance objectives that were set at the start of the year. The outcome is then discussed with and recommended by the Committee for final approval by the Board.
Damian Gammell once again provided exceptional leadership of the business during 2025 within a very challenging external environment. He delivered strongly against his specific individual objectives outlined in the table to the right, but also led the business strongly across all areas despite macro and geopolitical challenges. This has resulted not only in strong business performance but delivered record levels of employee engagement in what continues to be a more diverse organisation. Taking all relevant factors into account the
Board determined that his IPF should be set at 1.10x for the year.
Further details of some of the specific objectives achieved, which link to our strategic pillars (great brands, great people, great execution, done sustainably), are included in the table opposite.

2025 objectives	Performance delivered	Strategic objective

Grow in volume and volume share	Some challenges on growing volume share but overall volume increased by 2.7% on a comparable basis.

Competitiveness and productivity plans	2025 plan that was agreed with the Board delivered.

Operational targets relating to specific markets	Transformation plan in Indonesia delivered as planned, including route to market transformation, and network and logistics optimisation.

Digital long range plan	New AI and Digital long range plan launched; AI tool rolled out for CCEP employees; sales force of the future review completed; appointed to KO digital board.

Link to strategy
Great brands	Great people	Great execution	Done sustainably

2025 annual bonus outcome – calculation
Based on the level of performance achieved, as set out above, this resulted in a cash bonus paid following the year end to Damian Gammell as follows:

Target bonus (150% of base salary)	BPF (1.02x)	IPF (1.10x)	Final bonus outcome (168% of base salary)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
109

Annual report on remuneration continued
Long-term incentives♦
Awards vesting for performance in respect of 2025
The 2023 LTIP award was subject to EPS, ROIC and CO2e reduction performance targets measured over the three year performance period from 1 January 2023 to 31 December
2025.

		Performance targets(D)
Measure	Weighting	Threshold (25% vesting)	Target (100% vesting)	Maximum (200% vesting)	Actual performance outcome	Final vesting level
EPS(A)	42.5%	€3.63	€4.07	€4.37	€4.32	1.82x
ROIC(B)	42.5%	10.8%	12.0%	13.1%	12.0%	1.04x
CO2e reduction(C)	15%	12.0% per litre	14.5% per litre	17.0% per litre	13.6%(E) per litre	0.73x
Total formulaic vesting level						1.33x
(A)Comparable and on a tax and currency neutral basis, adjusted to neutralise the impact of share repurchases.
(B)ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments.
(C)Relative reduction in total value chain GHG emissions per litre since 2022. Target based on entire value chain (excluding the Philippines).
(D)Straight-line vesting between each vesting level shown.
(E)This metric is included in the sustainability statement.

ESRS 2 GOV-3	ESRS
In assessing the formulaic vesting outcome of the 2023 LTIP, the Committee additionally undertook a holistic assessment of overall performance over the three year period to determine whether the formulaic outcome was an appropriate vesting level for all participants (around 300 people who occupy the most senior roles in the business) and reflected underlying Company performance. The Committee took into account a wide range of performance reference points, including financial performance, returns to shareholders, the stakeholder experience and our sustainability achievements, as described below.
As a result of the assessment, the Committee determined the overall performance of the business to be strong. The impact of the acquisition of Coca-Cola Beverages
Philippines, Inc. (CCBPI) was not material to the outcome, and both the targets and final outcomes exclude the impact of share buybacks.
The value of the award has been calculated based on the three month average share price at vesting of US $90.33 (£67.91). This results in a final pay out of around £6.3 million including the value of the cash payment to be received in respect of dividend equivalents accrued during the vesting period. As outlined in the Remuneration Committee Chairman’s statement, this value included the benefit of the significant increase in share price over the three year performance period, which has delivered over £12 billion of value to shareholders (market cap increase, dividends and share buybacks) over the same period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
110

Annual report on remuneration continued
Holistic review of overall performance over 2023 LTIP performance period
Overall business performance
■Non-alcoholic ready to drink (NARTD) value share growth over the performance period
(2023 = +10bps, 2024 = +40bps, and 2025 = +20bps; source: Nielsen).
■Number one value creator in FMCG in Europe, Australia and the Philippines.
■Continued robust top and bottom line growth, growing share ahead of the market and delivered underlying volume growth.
■Delivered solid adjusted comparable FX neutral revenue per unit case (FY25 +2.9%)
through our continued focus on revenue and margin growth management.
■Grew adjusted comparable operating Profit by +7.1% (FX neutral).
■Strong comparable free cash flow generation of €1.8 billion in 2025, ahead of our medium-term objective of at least €1.7 billion.
Shareholder experience
■Share price performance – highest share price to date in the history of the Company
($100.17) achieved during the performance period (and surpassed in the period before the vest date).
■Significant value delivered to shareholders through continued payments of dividends –
FY25 dividend per share of €2.04 (+4% versus 2024), maintaining an annualised dividend pay-out ratio of approximately 50%.
■Additional returns to shareholders through share buyback of €1bn.
■Strong total shareholder return (TSR) growth – 85% growth over the three year period, which was top decile performance versus global FMCG peers and outperformed the
FTSE 100 (60%), Euronext 100 (65%) and S&P 500 (81%).
Continued delivery of our sustainability agenda
■CCEP’s focus on long-term value creation and innovation positions sustainability at the heart of everything we do. Over the 2022 LTIP performance period we delivered the following:
•18.9% reduction across our Scope 1, 2 and 3 GHG emissions since 2019.
•Returned 105.2% of the water we use in our beverages to nature and communities through water replenishment projects.
•Working in partnership with national and local governments and stakeholders, we achieved 75.7% collection in 2025.
•47.6% of our volume sold came from low or no calorie products.
Continued integration of our Philippines business
■Continued seamless integration of the Philippines into the CCEP family.
■Great full year performance in this highly attractive and growing market. Cumulative volume growth +13% (Growth in volume across FY 2024 and 2025, adjusted comparable).
■Great execution driving record high value share gains (75% sparkling and 51% NARTD).
■FY25 operating margin expansion up +153bps to 9.2%
Wider workforce and other stakeholder experiences
■Our primary focus throughout the performance period, in the context of the macro geopolitical environment, continued to be on the safety and wellbeing of our colleagues.
This included emotional and mental wellbeing support through an enhanced Employee
Assistance Programme, and a significant Wellbeing First Aider programme to provide ongoing support to all employees.
■Strong employee engagement and recognition as a top employer across many of our markets, including from the Top Employers Institute.
■Participation in our global Employee Share Purchase Plan (ESPP) continued to increase
(57% of employees at 31 December 2025). Total value of matching shares awarded to participants valued at 31 December 2025 has been €62 million. In Great Britain, we offer a similar opportunity under an employee share plan, which makes use of a tax-efficient opportunity for employees to become shareholders through salary sacrifice arrangements.
■Focus on our communities – in 2025 we broadened our Skills for Impact programme to include both individual and broader community resilience with a target to support
500,000 people to gain the skills needed to succeed by 2030. We have already supported more than 146,100 people since the start of the programme in 2023.
■Our employees volunteered approximately 41,700 hours with a total of €15.7 million in community investment in Europe and APS. In addition, in 2025, we continued to financially support grassroots charitable and community partnerships located close to our sites.
■Focus on our customers – we have an unrivalled customer coverage with which we jointly create value, with more than €3.9 billion added to the FMCG industry over the performance period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
111

Annual report on remuneration continued
Awards granted in 2025 (audited)
A conditional award of performance share units (PSUs) was granted under the CCEP LTIP to Damian Gammell on 18 March 2025, with a target value of 250% of salary in line with the remuneration policy. The performance measures were unchanged from the prior year and continued to align with the long-term strategy – EPS, ROIC and CO2e reduction.
Financial targets were set at stretching levels and on the same basis as in prior years, taking into account both our long-term plan and external forecasts.
Further details are set out below:

Individual	Date of award	Maximum number of Shares under award	Target number of Shares under award(A)	Closing Share price at date of award	Face value	Performance period	Normal vesting date
Damian Gammell	18 March 2025	98,438	49,219	US$85.59	US$8,425,308	1 Jan 2025 – 31 Dec 2027	18 Mar 2028
(A)Number of Shares awarded calculated using 10 day average share price to the grant date (18 March 2025) of US$83.50.
The vesting of awards is subject to the achievement of the following performance targets:

			Vesting level(D) (% of target)
Measure	Definition	Weighting	25%	100%	200%
EPS(A)	EPS achieved in the final year of the performance period (FY 2027)	42.5%	€4.28	€4.80	€5.17
ROIC(B)	ROIC achieved in the final year of the performance period (FY 2027)	42.5%	11.0%	12.3%	13.4%
CO2e reduction(C)	Relative reduction in total value chain GHG emissions since 2024 (gCO2e/litre)	15%	12.0% per litre	14.5% per litre	17.0% per litre
(A)Comparable and on a tax and currency neutral basis. Should there be share repurchases during the performance period, or any material changes resulting from the Philippines purchase price allocation, an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting.
(B)ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. Should there be share repurchases during the performance period, or any material changes resulting from the Philippines purchase price allocation, an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting.
(C)Target based on entire Group value chain.
(D)Straight line vesting between each vesting level.
Any award vesting for the CEO will be subject to a two year post-vesting holding period.
During the 2026 LTIP target setting process for the CO2e performance measure it became apparent to the Committee that the targets set under this measure for the 2025 LTIP now appear to be more stretching than at the time they were set. The primary driver for this arose following the acquisition of the Philippines, when the Committee determined that the CO2e targets should be based on the whole Group, including the Philippines. However, at the time the
2025 LTIP targets were set there was limited information on the impact that the inclusion of the
Philippines would have on the metric. The Committee took a prudent approach by rolling forward the prevailing CO2e 2024 LTIP reduction targets, which excluded the Philippines, to the 2025
LTIP without adjustment.
Following the completion of the additional work on our Carbon Reduction Roadmap with the inclusion of the Philippines, it has become clear that the targets set in 2025 are no longer aligned with the roadmap to 2030 and are higher than we would have set had we had this information at the time of grant.
In this context, the Committee proposes to review the final vesting outcome of the 2025 LTIP at the time of vesting to ensure that the final outcome at the end of the performance period is reflective of overall business performance and make any adjustments that may be necessary.
The Committee has demonstrated its commitment to ensuring fair outcomes in the past through the use of downward discretion being applied to cap the pay out for this measure at target despite the maximum performance levels being achieved in each of the 2020, 2021 and
2022 LTIP schemes.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
112

Annual report on remuneration continued
Historical TSR performance and CEO remuneration outcomes
The chart below compares the TSR performance of CCEP from admission up until 31 December 2025 with the TSR of the Euronext 100, the FTSE 100 and the S&P 500. These indices have been chosen as recognised equity market indices of companies of a similar size, complexity and global reach as to CCEP.
30 trading day average data: against S&P 500, Euronext 100 and FTSE 100
Total shareholder return data
The following table summarises the historical CEO’s single figure of total remuneration, annual bonus and LTIP pay out as a percentage of the maximum opportunity over this period:

	2016(A)	2016(A)	2017	2018	2019	2020	2021	2022	2023	2024	2025
	John Brock	Damian Gammell	Damian Gammell	Damian Gammell	Damian Gammell	Damian Gammell	Damian Gammell	Damian Gammell	Damian Gammell	Damian Gammell	Damian Gammell

CEO single figure of remuneration (’000)	US$3,890	£27	£3,716	£3,821	£7,839	£5,513	£7,672	£12,153	£13,159	£13,902	£9,851

Annual bonus pay out (as a % of maximum opportunity)	31.23%	40.6%	60.7%	63.1%	43.7%	35.3%	84.1%	85.8%	79.3%	51.7%	46.7%

LTIP vesting (as a % of maximum opportunity)	N/A	N/A	N/A	N/A	59.0%	36.5%	45.0%	92.5%	92.5%	92.5%	66.3%
(A)The figures for 2016 are in respect of the period for which each individual served as CEO during the year. John Brock served as CEO from 29 May to 28 December 2016. Damian Gammell served as CEO from 29 December to
31 December 2016.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
113

Annual report on remuneration continued
Percentage change in CEO and Director remuneration
The table below shows the percentage change in CEO and Director remuneration from 2024 to 2025 (and between prior years) compared to the average percentage change in remuneration for all employees of the Parent Company.

	2025			2024			2023			2022			2021
Comparator	Base salary/fee	Taxable benefits	Annual bonus	Base salary/fee	Taxable benefits	Annual bonus	Base salary/fee	Taxable benefits	Annual bonus	Base salary/fee	Taxable benefits(H)	Annual bonus	Base salary/fee	Taxable benefits(H)	Annual bonus
CEO	2.0%	(4.0%)	(7.8%)	2.0%	(24.2%)	(33.5%)	2.2%	(26.7%)	(5.5%)	2.5%	0.7%	4.6%	0.4%(I)	—%	139.4%
All employees	7.2%	3.1%	2.9%	3.5%	1.7%	(30.6%)	4.3%	0.5%	(7.0%)	3.4%	0.6%	11.7%	1.7%	1.1%	139.9%
Other Directors
Sol Daurella	2.2%	250.0%	n/a	2.8%	(71.4%)	n/a	1.3%	133.3%	n/a	2.4%	200.0%	n/a	—%	—%	n/a
Robert Appleby(A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Manolo Arroyo(B)	2.5%	250.0%	n/a	3.5%	100.0%	n/a	4.5%	(87.5%)	n/a	71.9%	n/a	n/a	n/a	n/a	n/a
Guillaume Bacuvier(C)	9.3%	700.0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Bryant(D)	1.4%	8.3%	n/a	2.2%	50.0%	n/a	17.9%	(11.1%)	n/a	3.5%	125.0%	n/a	n/a	n/a	n/a
José Ignacio Comenge	2.9%	85.7%	n/a	2.0%	(41.7%)	n/a	1.0%	33.3%	n/a	2.0%	125.0%	n/a	—%	300.0%	n/a
Nathalie Gaveau	1.7%	300.0%	n/a	8.2%	(77.8%)	n/a	12.2%	200.0%	n/a	6.5%	200.0%	n/a	—%	—%	n/a
Álvaro Gómez-Trénor Aguilar	2.3%	75.0%	n/a	2.4%	(38.5%)	n/a	1.2%	62.5%	n/a	2.4%	100.0%	n/a	—%	100.0%	n/a
Mary Harris(E)	12.6%	36.4%	n/a	70.0%	(21.4%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Thomas H. Johnson	1.2%	—%	n/a	4.2%	(37.5%)	n/a	7.8%	23.1%	n/a	2.7%	550.0%	n/a	—%	n/a	n/a
Dagmar Kollmann(F)	(59.7%)	(84.6%)	n/a	1.5%	8.3%	n/a	3.8%	20.0%	n/a	16.8%	150.0%	n/a	—%	300.0%	n/a
Alfonso Líbano Daurella	1.9%	500.0%	n/a	2.0%	(80.0%)	n/a	(2.9%)	66.7%	n/a	1.0%	n/a	n/a	—%	n/a	n/a
Nicolas Mirzayantz(E)	2.5%	333.3%	n/a	98.3%	(76.9%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Mark Price	1.7%	(50.0%)	n/a	3.5%	(33.3%)	n/a	5.5%	100.0%	n/a	5.8%	200.0%	n/a	—%	—%	n/a
Nancy Quan(E)	1.9%	100.0%	n/a	71.7%	—%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Mario Rotllant Solá	1.6%	160.0%	n/a	1.7%	(58.3%)	n/a	8.0%	33.3%	n/a	14.3%	125.0%	n/a	—%	300.0%	n/a
Dessi Temperley(G)	1.6%	(9.1%)	n/a	1.6%	57.1%	n/a	8.0%	(30.0%)	n/a	15.3%	150.0%	n/a	69.0%	n/a	n/a
(A)Appointed to the Board on 22 May 2025.
(B)Appointed to the Board on 26 May 2021.
(C)Appointed to the Board on 1 January 2024.
(D)Appointed to the Board on 1 January 2021.
(E)Appointed to the Board on 24 May 2023.
(F)Resigned from the Board on 22 May 2025.
(G)Appointed to the Board on 27 May 2020.
(H)Reduction and increases in taxable benefits reflect the impact of travel restrictions across 2020, 2021 and 2022.
(I)No increase was applied for 2021, but small increase reflects the 2020 salary increase applying only from 1 April 2020.
Relative importance of spend on pay
The table below shows a summary of distributions to shareholders by way of dividends and share buyback as well as total employee expenditure for 2025 and 2024, along with the percentage change of each.

	2025 € million	2024 € million	% change
Total employee expenditure	2,623	2,624	(0.04%)
Dividends paid	927	910	1.9%
Share buybacks(A)	1,006	0	n/a
(A)Includes directly attributable tax and legal costs. There were no share buybacks in 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
114

Annual report on remuneration continued
CEO pay ratio
The table below shows the ratio of the CEO’s single figure of remuneration for 2025 to the
25th percentile, median and 75th percentile total remuneration of full time equivalent GB employees. The ratio is heavily influenced by the fact that the CEO participates in the LTIP.
If the LTIP were excluded from the calculation, then the median ratio would be 64:1. The main reason for the decrease in the ratio from 2024 to 2025 is driven by a change in the reported LTIP value for the CEO, due to a lower vesting outcome.

Year(D)	Method	25th percentile ratio	Median ratio	75th percentile ratio
2025	Option B	214:1(A)	179:1(B)	139:1(C)
2024		290:1	224:1	196:1
2023		246:1	189:1	150:1
2022		281:1	171:1	130:1
2021		221:1	162:1	92:1
2020		175:1	105:1	83:1
2019		250:1	169:1	111:1
(A)The individual used in this calculation received total pay and benefits of £46,000 (of which £36,000 was salary).
(B)The individual used in this calculation received total pay and benefits of £55,000 (of which £42,000 was salary).
(C)The individual used in this calculation received total pay and benefits of £71,000 (of which £55,000 was salary).
(D)Prior year ratios are as reported in previous years and not restated for final vest values of LTIP awards.
The Committee has chosen Option B (hourly gender pay gap information as at 5 April 2025)
to determine the ratios, as that data was already available and provides a clear methodology to calculate full time equivalent earnings. No component of pay and benefits has been omitted for the purposes of the calculations.
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
Payments to past Directors (audited)
There were no payments to past Directors during the year.
Payments for loss of office (audited)
There were no payments for loss of office during the year.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
115

Annual report on remuneration continued
Statement of Directors’ share ownership and share interests (audited)
Interests of the CEO
Under the existing policy, the CEO is required to hold 300% of his base salary in Shares (rising to 500% of salary under the proposed 2026 policy). The guideline is expected to be met within five years of appointment. Until the guideline is met, 50% of any vested Shares from incentive awards (after tax) must be retained. The guideline continues to apply for one year following termination of employment.
Share ownership requirements and the number of Shares held by Damian Gammell are set out in the table below.

	Interests in Shares at 31 December 2025	Interests in share incentive schemes subject to performance conditions at 31 December 2025(A)(B)(C)	Interests in share option schemes(B)	Share ownership requirement as a % of salary	Share ownership as a % of salary achieved at 31 December 2025	Shareholding guideline met	Interests in Shares at 13 March 2026(D)
Damian Gammell	521,291	341,394	—	300%	2,723%	Yes	567,231
(A)For further details of these interests, please refer to footnote (B) of the outstanding awards table below.
(B)Do not count towards achievement of the share ownership guideline.
(C)The CEO has no interests in share incentive schemes not subject to performance conditions at 31 December 2025.
(D)This includes the post-tax shares resulting from the 86,680 shares that vested under the 2023 LTIP on 13 March 2026.
Details of the CEO’s share awards are set out in the table below.

Director and grant date	Form of award	Exercise price	Number of Shares subject to awards at 31 December 2024	Granted during the year	Vested during the year	Exercised during the year	Lapsed during the year	Number of Shares subject to awards at 31 December 2025	End of performance period	Vesting date
Damian Gammell
10 Mar 2022	PSU(A)	N/A	163,776	—	151,493	N/A	12,283	—	31 Dec 2024	10 Mar 2025
13 Mar 2023	PSU(B)(C)	N/A	130,738	—	—	N/A	—	130,738	31 Dec 2025	13 Mar 2026
24 May 2024(D)	PSU(B)	N/A	112,218	—	—	N/A	—	112,218	31 Dec 2026	15 Mar 2027
18 Mar 2025	PSU(B)	N/A	—	98,438	—	N/A	—	98,438	31 Dec 2027	18 Mar 2028
(A)The performance condition was satisfied at 92.5% of maximum on 31 December 2024. Award vested on 10 March 2025.
(B)The number of Shares shown is the maximum number of Shares that may vest if the performance targets are met in full.
(C)The 2023 PSU awards vested at 133% of target (86,680 shares) on 13 March 2026.
(D)The 2024 LTIP award date was delayed due to the timing of the acquisition of CCBPI, and to enable robust targets to be set for the combined business, however all other terms including the vest date were set as if granted at the normal time.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
116

Annual report on remuneration continued
Interests of other Directors (audited)
The table below gives details of the Share interests of each NED either through direct ownership or connected persons.

	Interests in Shares at 31 December 2024	Interests in Shares at 31 December 2025	Interests in Shares at 13 March 2026(F)
Sol Daurella(A)(B)	33,385,384	33,385,384	33,385,384
Robert Appleby(C)	—	—	—
Manolo Arroyo	—	—	—
Guillaume Bacuvier	—	—	—
John Bryant	3,340	3,340	3,340
José Ignacio Comenge(A)(D)	7,855,504	7,920,635	7,920,635
Nathalie Gaveau	—	—	—
Álvaro Gómez-Trénor Aguilar(A)	3,143,876	3,143,876	3,143,876
Mary Harris	—	—	—
Thomas H. Johnson	14,000	14,000	14,000
Dagmar Kollmann(E)	—	—	—
Alfonso Líbano Daurella(A)(D)	6,701,540	8,617,967	8,617,967
Nicolas Mirzayantz	7,930	7,930	7,930
Mark Price	—	—	—
Nancy Quan	—	—	—
Mario Rotllant Solá	—	—	—
Dessi Temperley	10,000	10,000	10,000
(A)Shares held indirectly through Olive Partners, S.A. (Olive Partners).
(B)For the purposes of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports)
Regulations 2008 (as amended), Sol Daurella (and her connected persons within the meaning of section 252 of the
Companies Act) are deemed to be interested in the shares held by Olive Partners by virtue of their indirect minority interest in Cobega S.A., which indirectly owns 57.5% of Olive Partners.
(C)Appointed to the Board on 22 May 2025.
(D)Alfonso Líbano Daurella’s and José Ignacio Comenge’s Share interests increased during the year following an increase to their overall holdings in Olive Partners.
(E)Resigned from the Board on 22 May 2025. Share interests stated are as at the date of resignation.
(F)No changes occurred to the Directors’ direct beneficial interests in Shares between 31 December 2025 and
13 March 2026.
Dilution levels
The terms of the Company’s share plans set limits on the number of newly issued Shares that may be issued to satisfy awards. These limits restrict overall dilution under all plans to under 10% of the Company’s issued share capital over a 10 year period in relation to the
Company’s issued share capital, with a further limitation of 5% in any 10 year period on discretionary plans.
Single figure table for NEDs (audited)
The following table sets out the total fees and taxable benefits received by the Chairman and NEDs for the year ended 31 December 2025. Prior year figures are also shown.

	2025 (£’000)				2024 (£’000)
Individual	Base fee	Chairman/ Committee fees	Taxable benefits(C)	Total fees	Base fee	Chairman/ Committee fees	Taxable benefits(C)	Total fees
Sol Daurella	611	32	7	650	597	32	2	631
Robert Appleby(A)	54	20	8	82	—	—	—	—
Manolo Arroyo	89	33	7	129	87	32	2	121
Guillaume Bacuvier	89	17	8	114	87	10	1	98
John Bryant	89	54	13	156	87	54	12	153
José Ignacio Comenge	89	17	13	119	87	16	7	110
Nathalie Gaveau	89	32	8	129	87	32	2	121
Álvaro Gómez-Trénor Aguilar	89	0	14	103	87	0	8	95
Mary Harris	89	45	15	149	87	32	11	130
Thomas H. Johnson	122	52	10	184	120	52	10	182
Dagmar Kollmann(B)	35	21	2	58	87	52	13	152
Alfonso Líbano Daurella	89	16	6	111	87	16	1	104
Nicolas Mirzayantz	89	33	13	135	87	32	3	122
Mark Price	89	32	4	125	87	32	8	127
Nancy Quan	89	16	16	121	87	16	8	111
Mario Rotllant Solá	89	36	13	138	87	36	5	128
Dessi Temperley	89	37	10	136	87	37	11	135
(A)Appointed to the Board on 22 May 2025.
(B)Resigned from the Board on 22 May 2025.
(C)Taxable benefits mainly relate to travel and accommodation costs in respect of attendance at Board meetings with FX rates used as at the date of the relevant meeting.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
117

Annual report on remuneration continued
Implementation of remuneration policy for 2026
The Committee annually reviews the incentive structure for senior management, including the measures and targets, to ensure they do not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.
Base salary
Damian Gammell will receive a 2.0% salary increase effective 1 April 2026. This is lower than the salary budget provided for the GB workforce of 3.0%.

Individual	2025 salary	2026 salary (effective from 1 April)	% increase
Damian Gammell	£1,291,594	£1,317,426	2.0%
Taxable benefits
No significant changes to the provision of benefits are proposed for 2026. The main benefits for Damian Gammell will continue to include allowances in respect of: a car, financial planning, schooling and private healthcare.
Pension
Damian Gammell will receive a contribution into the pension scheme up to the annual allowance, with the balance up to the maximum allowed by the remuneration policy (12%
of salary), subject to approval of the remuneration policy at the AGM, as a cash allowance.
No other changes are proposed.
Annual bonus
No changes have been made to the structure of the annual bonus plan for 2026, and the opportunity for Damian Gammell will remain unchanged at 150% of salary for target performance and 360% for maximum performance.
Performance will continue to be assessed against financial and individual performance measures on a multiplicative basis as set out on page 108. The financial measures and
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
In determining the IPF for Damian Gammell for 2026, he will be assessed against a number of objectives which are aligned to the key longer-term strategic objectives of the business, which include:

Objectives include:	Strategic objective
■Growth in sparkling volume share and volume
■Competitiveness targets as agreed with the Board
■Operational targets relating to our markets
■Board approved AI and new tech strategy

Link to strategy
Great brands	Great people	Great execution	Done sustainably

The actual financial targets are not disclosed prospectively, as they are deemed commercially sensitive. We intend to disclose them in our 2026 ARR. A fuller description of individual performance objectives, including specific quantitative measures (where appropriate) and their outcomes, will also be disclosed in our 2026 ARR.
Long-term incentive
Damian Gammell’s long-term incentive opportunity for 2026 will be aligned with the limits set out in the revised remuneration policy. He will be granted a target award of 300% of salary after the May AGM, subject to approval of the remuneration policy and LTIP Rules, and may receive up to two times this target award if the maximum performance targets are achieved. The number of shares awarded will be based on the share price used for all other
LTIP participants, who will receive their awards in March.
The 2026 LTIP award will continue to be based on a mix of EPS, ROIC and CO2e reduction, unchanged from 2025, and the targets have been set at stretching levels taking into account both our long-term plan and external forecasts.
Following the end of the performance period, awards will be subject to an additional two year holding period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
118

Annual report on remuneration continued

			Vesting level(D) (% of target)
Measure	Definition	Weighting	25%	100%	200%
EPS(A)	EPS achieved in the final year of the performance period (FY 2028)	42.5%	€4.49	€5.04	€5.43
ROIC(B)	ROIC achieved in the final year of the performance period (FY 2028)	42.5%	11.6%	13.0%	14.2%
CO2e reduction(C)	Relative reduction in total value chain GHG emissions since 2025 (gCO2e/litre)	15%	5.0% per litre	10.0% per litre	15.0% per litre
(A)Comparable and on a tax and currency neutral basis. Should there be share repurchases during the performance period an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting.
(B)ROIC calculated as comparable operating profit after tax attributable to shareholders, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year, adjusted for material non-cash equity accounting adjustments. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments. Should there be share repurchases during the performance period an adjustment will be made to neutralise for the impact and will be fully disclosed at the time of vesting.
(C)Target based on entire Group value chain.
(D)Straight-line vesting between each vesting level.
During 2025, we completed the additional work on our Carbon Reduction Roadmap with the inclusion of the Philippines. This has resulted in us having a revised roadmap for our CO2e reduction over the period to 2030, which is more challenging with the Philippines included.
The 2026 LTIP targets have been based on this updated information, resulting in lower targets than in previous LTIP cycles. The Committee is comfortable that the revised targets for 2026 remain appropriately stretching and are aligned with our internal roadmap and externally stated ambitions around CO2e reduction by 2030.
Chairman and NED fees
The Chairman and NED fees were increased by 2.0% with effect from 1 April 2026, as outlined below, to reflect inflation and general market increases. Fees were last increased with effect from 1 April 2025, other than for the Committee Chairman fees which were last increased with effect from 1 April 2023 for the Nomination Committee Chairman fee, 1 April
2022 for the Audit, Remuneration, and ESG Committee Chairman fees, and 1 April 2019 for the Affiliated Transaction Committee Chairman fee.

Role		Current fees	Fees effective 1 April 2026
Chairman		£614,250	£626,525
NED basic fee		£89,750	£91,550
Additional fee for Senior Independent Director		£32,750	£33,400
Additional fee for Committee Chairman	Audit and Remuneration Committees	£37,250	£38,000
	Affiliated Transaction, Nomination and ESG Committees	£36,000	£36,725
Additional fee for Committee membership	Audit and Remuneration Committees	£16,500	£16,825
	Affiliated Transaction, Nomination and ESG Committees	£16,000	£16,325
The Remuneration Committee
The entire Board approves the remuneration policy and determines the terms of the compensation of the CEO and fees for the NEDs and Chairman, all on the Committee’s recommendation. The Committee is also responsible for setting the remuneration for each member of the ELT reporting to the CEO.
The terms of reference can be found on our website at www.cocacolaep.com/who-we-are/
governance/committees.
Remuneration Committee members and attendance
In line with the Shareholders’ Agreement, the Committee has five members, as set out on page 61. There are three independent NEDs, one Director nominated by Olive Partners and one Director nominated by ER. The Committee formally met five times during the year.
Attendance is set out on page 61 of the Corporate governance report.
As described in the remuneration policy, the Committee receives an annual report in respect of wider workforce remuneration, including pay and reward policies, which informs its decisions on executive pay. The Committee does not engage directly with employees on the issue of executive pay; however, within CCEP, employee groups are regularly consulted about matters affecting employees, including our strategy, Company performance, culture and approach to reward, and this feedback informs decisions on people matters and other activities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
119

Annual report on remuneration continued
Remuneration Committee key activities
The table below gives an overview of the key agenda items discussed at each scheduled meeting of the Remuneration Committee during 2025:

Meeting date	Key agenda items
February 2025
■Approval of financial performance
outcome for 2024 annual bonus
■Approval of final vesting outcome
for 2022 LTIP
■Approval of 2025 annual bonus
financial performance measures
and targets
■Approval of 2025 LTIP targets and
opportunities
■Review of Chairman and NED fees

■Approval of 2024 annual bonus
outcomes for the ELT
■Approval of 2025 ELT remuneration
packages
■Review of ELT individual objectives
in respect of the 2025 annual
bonus
■Approval of 2024 Remuneration
Report

May 2025	■Market Update ■Remuneration policy review ■AGM voting update	■Review of ELT changes, including termination arrangements
July 2025	■Remuneration policy review ■Review of ELT remuneration arrangements	■Performance update in respect of 2025 annual bonus and 2023 LTIP
October 2025	■Remuneration policy review ■2026 ELT objectives review ■Review of executive shareholding guidelines	■Performance update in respect of 2025 annual bonus and 2023 LTIP ■Review of annual report on wider workforce remuneration
December 2025	■Review of shareholder feedback on remuneration policy proposals ■Performance update in respect of 2025 annual bonus and 2023 LTIP	■Base pay design for 2026 ■Incentive design for 2026 ■Update on Employee Benefit Trust operation
The Chairman, CEO, CFO and the Chief People and Culture Officer attended meetings by invitation of the Committee to provide it with additional context or information, except where their own remuneration was discussed.
Support for the Remuneration Committee
Ellason was appointed by the Remuneration Committee in 2025 following a selection process. During the year, Ellason provided the Committee with external advice on executive remuneration. Ellason is a member of the Remuneration Consultants Group and has voluntarily signed up to the Remuneration Consultants’ Code of Conduct relating to executive remuneration consulting in the UK. The Committee is satisfied that the engagement partner and team that provide advice to the Committee do not have connections with CCEP or individual Directors that may impair their independence. During 2025, Ellason provided no other services to CCEP with other tax and consultancy services.
Total fees received by Ellason in relation to the remuneration advice provided to the
Committee during the year amounted to £65,255 based on the required time commitment.
Summary of voting outcomes
The table below shows how shareholders voted in respect of the ARR at the AGM held on
22 May 2025 and the remuneration policy at the AGM held on 24 May 2023:

Resolution	Votes for (%)	Votes against (%)	Number of votes withheld
Approval of the ARR	99.14%	0.85%	80,195
Approval of the remuneration policy	99.10%	0.90%	70,554
This Directors’ remuneration report is approved by the Board and signed on its behalf by:
John Bryant
Chairman of the Remuneration Committee
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
120

Directors’ report
The Directors present their report, together with the audited consolidated financial statements of the Group, and of the Company, for the year ended 31 December 2025.
This Directors’ report has been prepared in accordance with the applicable disclosure requirements of the following:
■Companies Act
■UK Listing Rules (UKLRs) and the Disclosure Guidance and Transparency Rules (DTRs)
■Rules promulgated by the US Securities and Exchange Commission
Additional information and disclosures, as required by the Companies Act, UKLRs and DTRs, are included elsewhere in this Annual Report and are incorporated into this Directors’
report by reference in the table opposite. This includes other information relevant to the
Directors’ report, such as disclosures required under Schedule 7 of the Large and
Medium‑sized Companies and Groups (Accounts and Reports) Regulations 2008.
This Directors’ report, together with the Strategic Report on pages 1–58 represents the management report for the purpose of compliance with DTR 4.1.5R(2) and 4.1.8R.
Directors
Appointment and replacement of Directors
The Articles set out certain rules that govern the appointment and replacement of the Company’s Directors. These are summarised as follows:
■A Director may be appointed by either an ordinary resolution of shareholders or by the Board.
■Olive Partners and European Refreshments (ER) may each appoint a specified number of Directors, up to a set maximum, in accordance with their respective equity holding proportions in the Company.
■Replacement INEDs must be recommended to the Board by the Nomination Committee.
■The Board shall consist of a majority of INEDs.
■Directors must retire at each AGM, and may, if eligible, offer themselves for re-election.
■The minimum number of Directors (disregarding alternate Directors) is two.

Read more about the election/ re-election of Directors in the Corporate governance report on page 79

Disclosure	Section of report	Page(s)
Names of Directors during the year	Board of Directors	62–67
Review of performance, financial position and likely future developments	Strategic Report	46–58
Dividends	Business and financial review and Note 17 to the consolidated financial statements	46–58, 183
Principal risks	Principal risks section of the Strategic Report	32–42
Information on share capital relating to share classes, rights and obligations	Note 17 to the consolidated financial statements, and the Share capital section in Other Group information	181–183, 299–302
Financial instruments and financial risk management	Notes 13 and 27 to the consolidated financial statements	165–169, 199–202
Cash balances and borrowings	Notes 11 and 14 to the consolidated financial statements	163, 169–173
Significant events after the reporting period	Note 28 to the consolidated financial statements	202
Information on employment of persons with disabilities	Great people Sustainability statement	19 247
Workforce engagement	Stakeholders engagement Nomination Committee report	28–29 83
Business relationships with suppliers, customers and others	Great execution Sustainability statement Stakeholders engagement	20–23 229, 241, 245, 250 28–31
GHG and energy consumption	Sustainability statement	228–238
Responsibility statement	Directors’ responsibilities statement	124

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
121

Directors’ report continued
Disclosure of information required under UKLR 6.6
In accordance with UKLR 6.6.1(R), the table below sets out the location of the information required to be disclosed, where applicable.

UK Listing Rule	Information to be included	Reference in report
6.6.1(1)	Interest capitalised by the Group	n/a
6.6.1(2)	Unaudited financial information required by UKLR 6.2.23R	Pages 46-48
6.6.1(3)	Long-term incentive schemes required by UKLR 9.3.3R	n/a
6.6.1(4)	Waiver of emoluments by a Director	n/a
6.6.1(5)	Waiver of future emoluments by a Director	n/a
6.6.1(6)	Non-pre-emptive issues of equity for cash	n/a
6.6.1(7)	Non-pre-emptive issues of equity for cash in relation to major subsidiary undertakings	n/a
6.6.1(8)	Listed company is a subsidiary of another company	n/a
6.6.1(9)	Contracts of significance involving a Director or controlling shareholder	n/a
6.6.1(10)	Contracts for the provision of services by a controlling shareholder	n/a
6.6.1(11)	Shareholder waiver of dividends	n/a
6.6.1(12)	Shareholder waiver of future dividends	n/a
6.6.1(13)	Statement of compliance with UKLR 6.2.3R (controlling shareholder)	Page 73
Powers of Directors
The Directors may exercise all powers of the Company, in accordance with, and subject to, the Company’s Articles and any applicable legislation.

Read more about the roles and responsibilities of the Board and the main Committees of the Board in the Governance and Directors’ Report on pages 59–123
Directors’ indemnity arrangements
Qualifying third party indemnities were in place throughout 2025, and remain in place as at the date of this Annual Report. Under these indemnities, the Company has agreed to indemnify the Directors of the Company, to the extent permitted by law, against losses and liabilities that may be incurred in executing the powers and duties of their office.
Amendment of Articles
The Articles may only be amended by a special resolution of the Company’s shareholders in accordance with the Companies Act. Certain provisions of the Articles are entrenched and may only be amended or repealed with the prior consent of Olive Partners, ER or a majority of the INEDs (as applicable). In particular, the requirement under the Articles that the Board shall, at all times, contain a majority of INEDs may only be amended or repealed with the prior consent of a majority of the INEDs. The Articles are available at
www.cocacolaep.com/who-we-are/governance.
Political donations
The Group made no political donations or contributions during 2025 (2024: nil). It is our policy not to make political donations or incur political expenditure. However, there may be uncertainty as to whether some normal business activities fall under the wide definitions of political donations, organisations and expenditure used in the Companies Act. We will therefore continue to seek shareholder approval to make political donations or incur expenditure as a precaution to avoid any inadvertent breach of the Companies Act.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
122

Directors’ report continued
Employee share schemes
Shares issued under the Company’s employee share schemes rank pari passu with the existing Shares of the Company. Voting rights attached to Shares held on trust on behalf of participants in the GB Employee Share Plan are exercised by the trustee as directed by the participants.
Significant shareholdings
In accordance with DTR 5.8, the table below shows the significant interests in Shares of which the Company has been notified as at 31 December 2025, and 28 February 2026.
The shareholders identified have the same voting rights as all other shareholders.
Interests in Shares of which the Company has been notified

Shareholder	Percentage of total voting rights notified to the Company as at the year end(C)	Number of voting rights notified to the Company as at the year end	Percentage of total voting rights notified to the Company as at 28 February 2026(C)	Number of voting rights notified to the Company as at 28 February 2026
Cobega, S.A.(A)	36.10%	166,128,987	36.10%	166,128,987
Invesco Ltd	5.03%	22,938,222	5.03%	22,938,222
TCCC(B)	17.15%	78,972,727	17.15%	78,972,727
(A)Held indirectly through its 56.03% owned subsidiary, Olive Partners.
(B)Held indirectly through European Refreshments Unlimited Company.
(C)Percentage interests disclosed are derived solely from DTR 5 notifications and do not take into account any subsequent changes to total voting rights notified after the last practicable date.
Share buyback programme
The Company announced a share buyback programme on 14 February 2025, under which it proposed to reduce share capital by up to €1 billion through the purchase and cancellation of its own Shares. This buyback programme was completed in 2025 (the 2025 Programme).
On 17 February 2026, the Company announced a further share buyback programme, under which it proposed to reduce share capital by up to €1 billion (the 2026 Programme).
The initial tranche of the 2025 Programme was undertaken pursuant to shareholder authorities granted at the 2024 AGM. The maximum number of Shares authorised for purchase at the 2024 AGM was 46,027,917 Shares, representing 10% of the issued Shares at 3 April 2024. 3,416,394 Shares were bought back under the 2024 AGM authority during 2025.
The remaining tranches of the 2025 Programme and the initial tranche of the 2026
Programme is being undertaken pursuant to shareholder authorities granted at the 2025
AGM. The maximum number of Shares authorised for purchase at the 2025 AGM was
46,016,093 Shares, representing 10% of the issued Shares at 3 April 2025, reduced by the number of Shares purchased, or agreed to be purchased after 3 April 2025 and before
22 May 2025. 9,301,779 Shares were bought back under the 2025 AGM authority during 2025.
The 2025 AGM authority will expire at the 2026 AGM, when we intend to seek to renew the authority to purchase Shares.
See the table below for a summary of Shares purchased through the 2025 Programme during 2025. All purchased Shares were cancelled immediately.
Share purchases

Period	Number of Shares purchased € million	Nominal value of Shares purchased € million	Amount paid for the Shares € million(A)	Percentage of called up share capital represented by purchased Shares(B)
2025	12,718,173	0.1	1,006	2.76%
(A)Amount paid inclusive of transaction costs
(B)Calculated as a percentage of the called up issued share capital immediately before the buyback programme started, which was 460,951,945 Shares.

For more details, see the Share buyback programme section in Other Group information on page 300

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
123

Directors’ report continued
Dividends
The current dividend policy of the Company is to pay two interim dividends, the first-half interim dividend being announced with the Q1 trading update and the second-half interim dividend being announced with the Q3 trading update. Accordingly, the Directors are not recommending a final dividend with respect to the financial year ending 31 December 2025.
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
■Bottling agreements between the Group and TCCC
■A bank credit facility agreement, under which the maximum amount available at 31 December 2025 was €1.8 billion
■Note and guarantee agreement in relation to the A$250 million 4.20% Notes 2031
■A term loan facility involving CCEP Aboitiz Beverages Philippines Inc. under which the outstanding principal amount is PHP 23.5 billion
Research and development
The Company invests in and undertakes certain activities for the development of innovative solutions, digital capabilities and advanced analytics to drive the simplification of applications and platforms, and to support and grow its business in both its manufacturing and non-manufacturing operations(A).
(A)This policy has applied for the last five years.
Independent auditor
Disclosure of information to auditor
Each of the Directors in office as at the date of this Annual Report confirms that:
■So far as he or she is aware, there is no relevant audit information (as defined by section 418 of the Companies Act) of which the Company’s auditor is unaware.
■He or she has taken all the reasonable steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.
Going concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the Parent Company and consolidated financial statements, the Directors have taken into account the Group’s overall financial position, exposure to the principal risks and future business forecasts. For the Parent Company, the Directors also considered the ability of its subsidiaries to remit earnings. As at 31 December 2025, the
Group had cash and cash equivalents of €0.9 billion and had access to a €1.8 billion undrawn committed credit facility, which is free of financial covenants and in place until at least January 2030. The Directors have also considered the stress testing performed as part of the assessment of viability set out on page 43.
On this basis, the Directors have a reasonable expectation that the Group and Parent
Company have adequate resources to continue in operational existence for a period to
31 March 2027.
This Directors’ report has been approved by the Board and signed on its behalf by:
Clare Wardle
Company Secretary
13 March 2026
Coca-Cola Europacific Partners plc
09717350

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
124

Directors’ responsibility statement
Responsibility for preparing financial statements
The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom (UK) law and regulations.
UK company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared Group and Parent Company financial statements in accordance with UK-adopted International Accounting Standards.
In preparing the consolidated Group financial statements, the Directors have also elected to comply with International Financial Reporting Standards (IFRS) as adopted by the
European Union, and International Financial Reporting Standards as issued by the
International Accounting Standards Board (IASB).
Under section 393 of the Companies Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Company and of the Group for that period.
Under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules,
Group financial statements are required to be prepared in accordance with IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
In preparing the Company financial statements, the Directors are required to:
■Select suitable accounting policies and apply them consistently
■Make judgements and accounting estimates that are reasonable and prudent
■Follow UK-adopted International Accounting Standards, International Financial
Reporting Standards as adopted by the European Union, and International Financial
Reporting Standards as issued by the IASB
■Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business
In preparing the Group financial statements the Directors are required to:
■Select suitable accounting policies and apply them consistently
■State whether UK-adopted International Accounting Standards, International Financial
Reporting Standards as adopted by the European Union, and International Financial
Reporting Standards as issued by the IASB have been followed, subject to any material departures disclosed and explained in the financial statements
■Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
■Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial performance
■Make an assessment of the Group’s ability to continue as a going concern
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose the financial position of the Group and the Company with reasonable accuracy at any time and enable them to ensure that the financial statements comply with the Companies Act. They are responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
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
Responsibility statement
The Directors, whose names and functions are set out on pages 62–67, confirm that to the best of their knowledge:
■The consolidated financial statements, prepared in accordance with UK-adopted
International Accounting Standards, International Financial Reporting Standards as
adopted by the European Union and International Financial Reporting Standards as
issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
■The Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.
■The Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.
By order of the Board
Clare Wardle
Company Secretary
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
125

FINANCIAL STATEMENTS

Inside this section
126	Independent auditor's report
141	Consolidated financial statements
146	Notes to the consolidated financial statements
209	Company financial statements
213	Notes to the Company financial statements

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
137

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of Coca-Cola Europacific Partners plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of
Coca-Cola Europacific Partners plc (the Group) as of 31 December 2025 and 2024, the
related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2025, and the related notes, collectively referred to as the “consolidated financial statements”.
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December
2025, in conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company
Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2025, based on criteria established in
Internal Control-Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (2013 framework) and our report dated
13 March 2026 expressed an unqualified opinion thereon.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
138

Report of independent registered public accounting firm continued

Accrued customer marketing costs
Description of the matter	How we addressed the matter in our audit
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
The off-invoice discounts activity totalled €6.0 billion for the year ended 31 December 2025, with €1.4 billion of accrued customer marketing costs as of 31 December 2025.
The types of promotional programmes are more fully described in Note 3 to the consolidated financial statements, with details about accrued customer marketing costs disclosed in Note 15 to the consolidated financial statements.

Our procedures included obtaining an understanding of the Group’s revenue recognition policies and processes and how they are applied, evaluating the design and testing the operating effectiveness of controls that address the risks of material misstatement relating to the completeness and measurement of the promotional programmes.
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
We compared accrued customer marketing costs to subsequent cash settlements on a sample basis. We performed analytical procedures to compare accrued customer marketing costs with relevant data, such as total promotional activity in the year.
We also analysed the historical reversals and ageing of the accrued customer marketing costs, to identify potential management bias in the estimate of the year end accrual and considered any changes in the business environment that would warrant changes in the methodology.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
139

Report of independent registered public accounting firm continued

Accounting for uncertain tax positions
Description of the matter	How we addressed the matter in our audit
The Group is subject to income tax in numerous jurisdictions and is routinely under audit by tax authorities in the ordinary course of business, as described in Note 21 and Note 23 of the consolidated financial statements. At 31 December 2025, the Group recorded provisions for uncertain tax positions, of which €329 million are included in current tax liabilities and the remainder in non-current tax liabilities.
The Group’s operational structure combined with its multinational presence requires the
Group to exercise judgement in determining the amount of tax that could be payable. The
Group reports cross-border transactions undertaken between subsidiaries on an arm’s-
length basis in tax returns in accordance with the Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing for these cross-border transactions relies on the exercise of judgement and it is reasonably possible for there to be a range of potential outcomes in relation to uncertain tax positions for certain key locations in which the Group operates. Management applies judgement in assessing uncertain tax positions in each jurisdiction, which requires interpretation of local tax laws and specific facts and circumstances.
Auditing the uncertain tax positions was judgemental, because of the inherent uncertainty involved in evaluating the unique and evolving facts and circumstances of each tax position, which may result in materially different outcomes to those expected by management.

We obtained an understanding of the tax provisioning processes and evaluated the design and tested the operating effectiveness of internal controls in place over the Group’s process to evaluate and account for uncertain tax positions. For example, we tested controls over management’s review and approval of the uncertain tax position provisions recorded, including the review of significant assumptions and judgements.
To evaluate management’s assessment of uncertain tax positions, with the support of our tax subject matter professionals, our audit procedures included, among others, obtaining management’s reporting of uncertain tax positions by jurisdiction, testing the completeness based on the consideration of material transactions in the year and agreeing inputs to source documentation, where applicable. We also considered relevant correspondence with tax authorities, the context of local tax laws, significant tax assessments, the status of related tax audits and third party advice obtained by the Group.
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
We evaluated the adequacy of the related disclosures provided in the Group financial statements.

/s/ Ernst & Young LLP
We have served as the Group’s auditor since 2016.
London, United Kingdom
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
140

Report of independent registered public accounting firm continued
To the Shareholders and the Board of Directors of Coca-Cola Europacific Partners plc
Opinion on Internal Control Over Financial Reporting
We have audited Coca-Cola Europacific Partners plc’s internal control over financial reporting as of 31 December 2025, based on criteria established in Internal
Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting
Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 December 2025 and 2024, the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2025, and the related notes and our report dated 13 March 2026 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
London, United Kingdom
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
141

Consolidated income statement

		Year ended 31 December
		2025	2024	2023
	Note	€ million	€ million	€ million
Revenue	4	20,901	20,438	18,302
Cost of sales		(13,461)	(13,227)	(11,582)
Gross profit		7,440	7,211	6,720
Selling and distribution expenses	18	(3,349)	(3,345)	(3,178)
Administrative expenses	18	(1,402)	(1,734)	(1,310)
Other income	24	104	—	107
Operating profit		2,793	2,132	2,339
Finance income	19	103	85	65
Finance costs	19	(306)	(272)	(185)
Total finance costs, net	19	(203)	(187)	(120)
Non-operating items		(21)	(9)	(16)
Profit before taxes		2,569	1,936	2,203
Taxes	21	(590)	(492)	(534)
Profit after taxes		1,979	1,444	1,669

Profit attributable to shareholders		1,942	1,418	1,669
Profit attributable to non-controlling interests		37	26	—
Profit after taxes		1,979	1,444	1,669

Basic earnings per share (€)	5	4.26	3.08	3.64
Diluted earnings per share (€)	5	4.26	3.08	3.63
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
142

Consolidated statement of comprehensive income

		Year ended 31 December
		2025	2024	2023
	Note	€ million	€ million	€ million
Profit after taxes		1,979	1,444	1,669
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pre-tax activity, net		(686)	(85)	(246)
Tax effect		—	—	—
Foreign currency translations, net of tax		(686)	(85)	(246)
Cash flow hedges:
Pre-tax activity, net		(85)	15	21
Tax effect	21	23	(3)	(11)
Cash flow hedges, net of tax	13	(62)	12	10
Other reserves:
Pre-tax activity, net		(2)	(8)	3
Tax effect	21	1	3	—
Other reserves, net of tax		(1)	(5)	3
Items that may be subsequently reclassified to the income statement		(749)	(78)	(233)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pre-tax activity, net	16	17	61	(108)
Tax effect	21	(1)	(16)	35
Pension plan remeasurements, net of tax		16	45	(73)
Items that will not be subsequently reclassified to the income statement		16	45	(73)
Other comprehensive loss for the period, net of tax		(733)	(33)	(306)
Comprehensive income for the period		1,246	1,411	1,363

Comprehensive income attributable to shareholders		1,274	1,385	1,363
Comprehensive (loss)/ income attributable to non-controlling interests		(28)	26	—
Comprehensive income for the period		1,246	1,411	1,363
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
143

Consolidated statement of financial position

		Year ended 31 December
		2025	2024
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	6	12,490	12,749
Goodwill	6	4,536	4,687
Property, plant and equipment	7	6,155	6,434
Investment property	8	86	73
Non-current derivative assets	13	34	98
Deferred tax assets	21	5	24
Other non-current assets	26	487	397
Total non-current assets		23,793	24,462
Current:
Current derivative assets	13	84	102
Current tax assets		15	58
Inventories	9	1,547	1,608
Amounts receivable from related parties	20	99	89
Trade accounts receivable	10	2,685	2,564
Other current assets	25	659	458
Assets held for sale	25	33	46
Short-term investments	11	39	150
Cash and cash equivalents	11	918	1,563
Total current assets		6,079	6,638
Total assets		29,872	31,100
LIABILITIES
Non-current:
Borrowings, less current portion	14	10,224	9,940
Employee benefit liabilities	16	150	172
Non-current provisions	23	56	104
Non-current derivative liabilities	13	147	161
Deferred tax liabilities	21	3,321	3,498
Non-current tax liabilities		27	30
Other non-current liabilities		59	61
Total non-current liabilities		13,984	13,966

		Year ended 31 December
		2025	2024
	Note	€ million	€ million

Current:
Current portion of borrowings	14	470	1,391
Current portion of employee benefit liabilities	16	7	7
Current provisions	23	140	246
Current derivative liabilities	13	99	45
Current tax liabilities		343	301
Amounts payable to related parties	20	341	373
Trade and other payables	15	6,185	5,786
Total current liabilities		7,585	8,149
Total liabilities		21,569	22,115
EQUITY
Share capital	17	5	5
Share premium	17	308	307
Merger reserves	17	287	287
Other reserves	17	(1,585)	(912)
Retained earnings		8,820	8,802
Equity attributable to shareholders		7,835	8,489
Non-controlling interests	17	468	496
Total equity		8,303	8,985
Total equity and liabilities		29,872	31,100
The accompanying notes are an integral part of these consolidated financial statements.
The financial statements were approved by the Board of Directors and authorised for issue on 13 March 2026. They were signed on its behalf by:
Damian Gammell
Chief Executive Officer
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
144

Consolidated statement of cash flows

		Year ended 31 December
		2025	2024	2023
	Note	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		2,569	1,936	2,203
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	7	771	751	653
Amortisation of intangible assets	6	152	182	139
Impairment losses		—	189	—
Share-based payment expense	22	47	45	57
Gain on sale of sub-strata and associated mineral rights		—	—	(35)
Gain on the sale of property	24	(104)	—	(54)
Finance costs, net	19	203	187	120
Income taxes paid		(513)	(561)	(509)
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables		(227)	37	(5)
(Increase)/decrease in inventory		(16)	(37)	6
Increase in trade and other payables		559	158	124
(Decrease)/increase in net payable receivable from related parties		(24)	89	80
(Decrease)/increase in provisions		(145)	137	(11)
Change in other operating assets and liabilities		(319)	(52)	38
Net cash flows from operating activities		2,953	3,061	2,806
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired		—	(1,524)	—
Purchases of property, plant and equipment		(750)	(791)	(672)
Purchases of capitalised software		(200)	(148)	(140)
Proceeds from sales of property, plant and equipment		168	15	101
Proceeds from sales of intangible assets		2	—	37
Proceeds from the sale of sub-strata and associated mineral rights		—	—	35

		Year ended 31 December
		2025	2024	2023
	Note	€ million	€ million	€ million
Net proceeds/(payments) of short-term investments		92	420	(342)
Investments in equity instruments		(6)	(6)	(5)
Interest received	11	61	74	58
Other investing activity, net		1	3	(9)
Net cash flows used in investing activities		(632)	(1,957)	(937)
Cash flows from financing activities:
Proceeds from borrowings, net	14	1,327	1,008	694
Proceeds received from a non-controlling shareholder relating to the acquisition of bottling operations		—	468	—
Repayments on third party borrowings	14	(1,824)	(1,207)	(1,159)
Settlement of debt-related cross currency swaps	14	—	66	69
Payments of principal on lease obligations	14	(162)	(157)	(148)
Interest paid	14	(236)	(249)	(182)
Dividends paid	17	(927)	(910)	(841)
Purchase of own shares under share buyback programme	17	(1,006)	—	—
Treasury shares acquired	17	(40)	—	—
Exercise of employee share options		1	31	43
Acquisition of non-controlling interest		—	—	(282)
Other financing activities, net		(23)	(23)	(16)
Net cash flows used in financing activities		(2,890)	(973)	(1,822)
Net change in cash and cash equivalents		(569)	131	47
Net effect of currency exchange rate changes on cash and cash equivalents		(76)	13	(15)
Cash and cash equivalents at beginning of period	11	1,563	1,419	1,387
Cash and cash equivalents at end of period	11	918	1,563	1,419
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
145

Consolidated statement of changes in equity

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2023		5	234	287	(507)	7,428	7,447	—	7,447
Profit after taxes		—	—	—	—	1,669	1,669	—	1,669
Other comprehensive loss		—	—	—	(233)	(73)	(306)	—	(306)
Total comprehensive income/(loss)		—	—	—	(233)	1,596	1,363	—	1,363
Cash flow hedge (gains)/losses transferred to cost of inventories	13	—	—	—	(114)	—	(114)	—	(114)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories	13; 21	—	—	—	31	—	31	—	31
Issue of shares during the year	17	—	42	—	—	—	42	—	42
Equity-settled share-based payment expense	22	—	—	—	—	54	54	—	54
Purchases of shares for equity-settled Employee Share Purchase Plan		—	—	—	—	(4)	(4)	—	(4)
Share-based payment tax effects	21	—	—	—	—	1	1	—	1
Dividends	17	—	—	—	—	(844)	(844)	—	(844)
As at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976
Profit after taxes		—	—	—	—	1,418	1,418	26	1,444
Other comprehensive income/(loss)		—	—	—	(78)	45	(33)	—	(33)
Total comprehensive income/(loss)		—	—	—	(78)	1,463	1,385	26	1,411
Non-controlling interest established in connection with the Acquisition		—	—	—	—	—	—	468	468
Non-controlling interest assumed as part of Acquisition		—	—	—	—	—	—	2	2
Cash flow hedge (gains)/losses transferred to goodwill relating to business combination		—	—	—	2	—	2	—	2
Cash flow hedge (gains)/losses transferred to cost of inventories	13	—	—	—	(20)	—	(20)	—	(20)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories	13; 21	—	—	—	7	—	7	—	7
Issue of shares during the year	17	—	31	—	—	—	31	—	31
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(16)	(16)	—	(16)
Equity-settled share-based payment expense	22	—	—	—	—	42	42	—	42
Treasury shares acquired	17	—	—	—	—	(7)	(7)	—	(7)
Dividends	17	—	—	—	—	(911)	(911)	—	(911)
As at 31 December 2024		5	307	287	(912)	8,802	8,489	496	8,985
Profit after taxes		—	—	—	—	1,942	1,942	37	1,979
Other comprehensive income/(loss)		—	—	—	(682)	14	(668)	(65)	(733)
Total comprehensive income/(loss)		—	—	—	(682)	1,956	1,274	(28)	1,246
Cash flow hedge (gains)/losses transferred to cost of inventories	13	—	—	—	12	—	12	—	12
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories	13; 21	—	—	—	(3)	—	(3)	—	(3)
Issue of shares during the year	17	—	1	—	—	—	1	—	1
Purchases of shares for equity-settled Employee Share Purchase Plan		—	—	—	—	(10)	(10)	—	(10)
Equity-settled share-based payment expense	22	—	—	—	—	43	43	—	43
Share-based payment tax effects	21	—	—	—	—	(6)	(6)	—	(6)
Treasury shares acquired	17	—	—	—	—	(33)	(33)	—	(33)
Own shares purchased under share buyback programme	17	—	—	—	—	(1,006)	(1,006)	—	(1,006)
Dividends	17	—	—	—	—	(926)	(926)	—	(926)
As at 31 December 2025		5	308	287	(1,585)	8,820	7,835	468	8,303
The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
146

Notes to the consolidated financial statements

Note 1
General information and basis of preparation
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 4 of the 2024
consolidated financial statements for further details about the acquisition of CCBPI.
Coca‑Cola Beverages Philippines, Inc. was renamed Coca‑Cola Europacific Aboitiz
Philippines, Inc. (CCEAP) effective 13 January 2025.
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
The consolidated financial statements of the Group for the year ended 31 December 2025 were approved and signed by Damian Gammell, Chief Executive Officer, on 13 March 2026
having been duly authorised to do so by the Board of Directors.
Impact of climate change
As part of the preparation of these consolidated financial statements, the Group has considered the impact of climate change risks on the current valuation of the Group’s assets and liabilities, particularly in the context of the risks and scenarios identified in the
European Sustainability Reporting Standards (ESRS) and Task Force on Climate-related
Financial Disclosures (TCFD), included in the Sustainability Statement. There has been no material impact on the financial reporting judgements and estimates arising from the considerations of the Group and, as a result, the valuation of the Group’s assets and liabilities as at 31 December 2025 have not been affected. The Group’s considerations were specifically focused on the impact of climate change risks on the projected cash flows used in the impairment assessment of our indefinite lived intangible assets and goodwill
(refer to Note 6) as well as the carrying value and useful lives of property, plant and equipment (refer to Note 7). As the pace and effectiveness of a global transition to a low-
carbon economy evolve, including the development of government policies aiming to address the risks arising from climate change, the Group will continue to monitor and assess the relevant implications on the valuation of the Group’s assets and liabilities that could arise in future years.
Basis of preparation
These consolidated financial statements of the Group reflect the following:
■They have been prepared in accordance with UK-adopted International Accounting
Standards, International Financial Reporting Standards (IFRS) as adopted by the
European Union and International Financial Reporting Standards as issued by the
International Accounting Standards Board (IASB).
■They have been prepared under the historical cost convention, except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods, except for the adoption of new standards and amendments as of 1 January
2025, as described below under accounting policies.
■They are presented in euro, which is also the Parent Company’s functional currency, and all values are rounded to the nearest euro million except where otherwise indicated.
■They have been prepared on a going concern basis (refer to the Going concern paragraph on page 123).
Basis of consolidation
The consolidated financial statements comprise the financial statements of the Group and its subsidiaries. All subsidiaries have accounting years ending 31 December and apply consistent accounting policies for the purpose of the consolidated financial statements.
Subsidiary undertakings are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the Group’s power to direct the activities of the entity. All intercompany accounts and transactions are eliminated upon consolidation.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
147

Notes to the consolidated financial statements continued
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
The consolidated income statement includes non-operating items which are primarily comprised of remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non-operating items are shown on a net basis and may reflect the impact of movements in certain derivative instruments that are not designated as hedging instruments but are utilised to manage various risks.
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
The principal exchange rates from local currency to euro used for translation purposes were:

	Average for the year ended 31 December			Closing as at 31 December
	2025	2024	2023	2025	2024
British pound	1.17	1.18	1.15	1.15	1.21
US dollar	0.89	0.92	0.92	0.85	0.96
Norwegian krone	0.09	0.09	0.09	0.08	0.08
Swedish krona	0.09	0.09	0.09	0.09	0.09
Icelandic krona	0.01	0.01	0.01	0.01	0.01
Australian dollar	0.57	0.61	0.61	0.57	0.60
Indonesian rupiah(A)	0.05	0.06	0.06	0.05	0.06
New Zealand dollar	0.52	0.56	0.57	0.49	0.54
Papua New Guinean kina	0.22	0.24	0.26	0.20	0.24
Philippine peso(B)	0.02	0.02	n/a	0.01	0.02
(A)Indonesian rupiah is shown as 1,000 IDR versus 1 euro.
(B)For the year ended 31 December 2024, the Philippine peso average rate is calculated as the average from
23 February 2024 to 31 December 2024.
Reporting periods
In these consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2025, 31 December 2024 and 31 December 2023.
The following table summarises the number of selling days for the years ended
31 December 2025, 31 December 2024 and 31 December 2023 (based on a standard five day selling week):

	First half	Second half	Full year
2025	128	133	261
2024	130	132	262
2023	130	130	260
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
expense, impacts the Group’s reported results for the first and second halves of the year.
Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
148

Notes to the consolidated financial statements continued
Note 2
Accounting policies
IFRS 15 - Revenue Recognition and Deductions from Revenue
The Group derives its revenues by making, selling and distributing ready to drink beverages.
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
New and amended standards
The Group has applied the following amendments for the first time in the year ended
31 December 2025:
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after 1 January 2025)
In August 2023, the IASB amended IAS 21 to assist entities in the determination of whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments also require disclosures that enable the users of financial information to understand how the currency not being exchangeable to another currency affects, or is expected to affect, the entity’s financial operations, financial position and cash flows.
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
■clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
■clarify and add further guidance for assessing whether a financial asset meets the solely payments of principle and interest (SPPI) criterion;
■add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance targets); and
■update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
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
■clarify the application of the “own-use” requirements;
■permit hedge accounting if these contracts are used as hedging instruments; and
■introduce new disclosure requirements to enable investors to understand the effects of these contracts on an entity’s financial performance and cash flows.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
149

Notes to the consolidated financial statements continued
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
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial
Statements. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. Further, entities are required to classify all income and expenses within the income statement into one of five categories:
operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
It also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information.
In addition, narrow-scope amendments have been made to IAS 7 - Statement of Cash
Flows, which include changing the starting point for determining the cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest.
Even though IFRS 18 will not affect the recognition or measurement of items in the financial statements, it is expected to have a significant impact on the presentation of the income statement and related disclosures. The Group has continued to progress its assessment of the relevant effects of the new standard and is in the process of determining the specific implications for its consolidated financial statements.
IFRS 19 – Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after 1 January 2027)
Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.
As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply
IFRS 19.
Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency (effective for annual periods beginning on or after 1 January 2027)
In November 2025, the Board issued Translation to a Hyperinflationary Presentation
Currency (Amendments to IAS 21). Under the amendments, when an entity’s functional currency is not hyperinflationary but its presentation currency is, all amounts, including comparatives, need to be translated into the presentation currency using the closing rate at the reporting date.
If both the functional and presentation currencies are hyperinflationary, the entity is required to restate the comparative information of foreign operations with non‑hyperinflationary functional currencies using the general price index, in accordance with IAS 29.
The amendments also introduce additional disclosure requirements.
The Group does not expect these amendments to have an impact on its operations or consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
150

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
Income tax
The Group is subject to income taxes in numerous jurisdictions and there are many transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises a provision for situations that might arise in the foreseeable future based on an assessment of the probabilities as to whether additional taxes will be due. In addition, the Group is involved in various resolution processes with tax authorities. Where it is not probable that the taxation authority will accept the tax treatment, management recognises its best estimate of the resulting liability measured in line with IFRIC 23. Where the final outcome on these matters is different from the amounts that were initially recorded, such differences impact the tax provision in the period in which such determination is made. These estimates are subject to potential change over time as new facts emerge and each circumstance progresses. The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income in the jurisdiction giving rise to the deferred tax asset. Refer to Note 21 for further details regarding income taxes.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
151

Notes to the consolidated financial statements continued

	Year ended 31 December
	2025			2024			2023
	Europe	APS	Total	Europe	APS	Total	Europe	APS	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	15,404	5,497	20,901	14,971	5,467	20,438	14,553	3,749	18,302
Comparable operating profit(A)	2,139	669	2,808	2,015	648	2,663	1,888	485	2,373
Items impacting comparability(B)			(15)			(531)			(34)
Reported operating profit			2,793			2,132			2,339
Total finance costs, net			(203)			(187)			(120)
Non-operating items			(21)			(9)			(16)
Reported profit before tax			2,569			1,936			2,203
(A)Comparable operating profit includes comparable depreciation and amortisation of €613 million and
€279 million for Europe and APS, respectively, for the year ended 31 December 2025. Comparable depreciation and amortisation charges for the year ended 31 December 2024 totalled €596 million and €265 million for Europe and APS, respectively. Comparable depreciation and amortisation charges for the year ended 31 December 2023 totalled €558 million and €196 million for Europe and APS, respectively.
(B)Items impacting the comparability of period over period financial performance for 2025 primarily include restructuring charges of €105 million (refer to Note 18), accelerated amortisation charges of €27 million
(refer to Note 6), €6 million of deal and integration costs related to the Acquisition, offset by €30 million of other income related to the additional consideration received from the sale of a property in Germany
(refer to Note 24), €74 million of other income related to gains on the sales of properties in Germany and GB (refer to Note 24) and a litigation provision reversal of €19 million (refer to Note 23).
Items impacting the comparability of period over period financial performance for 2024 primarily include restructuring charges of €264 million (refer to Note 18), €14 million of deal and integration costs related to the Acquisition, impairment charges of €189 million mainly related to the Group’s Indonesia CGU
(refer to Note 6) and accelerated amortisation charges of €55 million (refer to Note 6).
Items impacting the comparability for 2023 included restructuring charges of €94 million (refer to Note 18)
and accelerated amortisation charges of €27 million (refer to Note 6), partially offset by €18 million of royalty income arising from the ownership of certain mineral rights in Australia, considerations of €35 million received relating to the sale of the sub-strata and associated mineral rights in Australia and gains of
€54 million mainly attributable to the sale of property in Germany.

ESRS 2 SBM-1	ESRS
No single customer accounted for more than 10% of the Group’s revenue during the years ended 31 December 2025, 31 December 2024 and 31 December 2023.
Revenue by geography♦
The following table summarises revenue from external customers by geography, which is based on the origin of the sale, for the periods presented:

	Year ended 31 December
Revenue:	2025	2024	2023
	€ million	€ million	€ million
Great Britain	3,470	3,327	3,235
Iberia(A)	3,429	3,398	3,325
Germany	3,203	3,179	3,018
France(B)	2,439	2,322	2,321
Belgium/Luxembourg	1,082	1,070	1,078
Netherlands	833	785	718
Sweden	433	410	398
Norway	427	398	376
Iceland	88	82	84
Total Europe	15,404	14,971	14,553
Australia	2,360	2,475	2,385
Philippines	1,890	1,652	—
New Zealand and Pacific Islands	662	694	679
Indonesia	328	403	458
Papua New Guinea	257	243	227
Total APS	5,497	5,467	3,749
Total CCEP	20,901	20,438	18,302
(A)Iberia refers to Spain, Portugal and Andorra.
(B)France refers to continental France and Monaco.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
152

Notes to the consolidated financial statements continued
Assets by geography
Assets are allocated based on operations and physical location. The following table summarises non-current assets, other than financial instruments, deferred tax assets and post-employment benefit assets, by geography as at the dates presented:

	Year ended 31 December
Assets:	2025	2024
	€ million	€ million
Iberia(A)	6,479	6,478
Germany	3,063	3,089
Great Britain	2,486	2,616
France(B)	1,032	1,002
Belgium/Luxembourg	546	563
Netherlands	425	433
Sweden	354	337
Norway	206	212
Iceland	37	40
Other unallocated	577	442
Total Europe	15,205	15,212
Australia	4,580	4,822
Philippines	1,860	2,008
New Zealand and Pacific Islands	1,456	1,603
Papua New Guinea	246	297
Indonesia	193	222
Other unallocated	8	—
Total APS	8,343	8,952
Total CCEP	23,548	24,164
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
The following table summarises basic and diluted earnings per share calculations for the years presented:

	Year ended 31 December
	2025	2024	2023
Profit after taxes attributable to equity shareholders (€ million)	1,942	1,418	1,669
Basic weighted average number of Shares in issue(A) (million)	456	460	459
Effect of dilutive potential Shares(B) (million)	—	1	—
Diluted weighted average number of Shares in issue(A) (million)	456	461	459
Basic earnings per share(C) (€)	4.26	3.08	3.64
Diluted earnings per share(C) (€)	4.26	3.08	3.63
(A)As at 31 December 2025, 31 December 2024 and 31 December 2023, the Group had 449,086,551,
460,947,057 and 459,200,818 Shares, respectively, in issue. As at 31 December 2025 and 31 December 2024 the Group held 440,588 and 92,564 Shares respectively, that were acquired in the market by Coca-Cola
Europacific Partners plc Employee Benefit Trust (see Note 17), classified as treasury shares for accounting purposes. The Shares held by the trust are excluded from the calculation of basic and diluted earnings per share. The Group did not hold any treasury shares as at 31 December 2023.
(B)For the years ended 31 December 2025, 31 December 2024 and 31 December 2023, no outstanding options to purchase Shares were excluded from the diluted earnings per share calculation. The dilutive impact of all outstanding options, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
(C)Basic and diluted earnings per share are calculated prior to rounding.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
153

Notes to the consolidated financial statements continued
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
The Group has never had a bottling agreement with TCCC terminated due to non‑performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of the bottling agreements as at 31 December 2025, the Group’s mutually beneficial relationship with
TCCC and history of renewals, indefinite lives have been assigned to all of the Group’s
TCCC bottling agreements.
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
Assets under construction
Assets under construction are carried at cost and are not amortised until they are available for use. When an asset under construction is ready for its intended use, it is transferred to the appropriate category of intangible assets, after which amortisation begins.
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
otherwise it is included within property, plant and equipment. The estimated useful life of capitalised software is predominantly between five and ten years. Amortisation expense for capitalised software is included within administrative expenses and was €109 million,
€107 million and €94 million for the years ended 31 December 2025, 31 December 2024 and 31 December 2023, respectively.
Customer relationships
The Group has acquired certain customer relationships in connection with business combinations. These customer relationships are recorded at fair value on the date of acquisition, and amortised over an estimated useful life between 17 and 20 years.
Amortisation expense for these assets is included within administrative expenses and was €12 million, €12 million and €10 million for the years ended 31 December 2025,
31 December 2024 and 31 December 2023, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
154

Notes to the consolidated financial statements continued
Non-TCCC franchise intangible
In connection with the acquisition of Coca-Cola Amatil Limited in 2021, the Group acquired certain bottling agreements with non-TCCC distribution partners, mainly Beam Suntory, which contain performance requirements and convey the rights to distribute and sell products within specified APS territories. The non-TCCC bottling arrangements were recorded at fair value at the acquisition date and were initially amortised over an expected useful life of 20 years. On 2 August 2023, the Group announced that CCEP and Beam
Suntory would discontinue their relationship effective 1 July 2025 (Australia) and
1 January 2026 (New Zealand). CCEP remained the exclusive manufacturing, sales and distribution partner for Beam Suntory in Australia and New Zealand through to the end of the current contractual terms which expired on 30 June 2025 and 31 December 2025, respectively. The discontinuance of the relationship triggered a change in the assigned useful life of the intangible assets effective from the second half of 2023, resulting in an accelerated amortisation charge of €27 million, €55 million and €27 million recognised for the years ending 31 December 2025, 31 December 2024 and 31 December 2023,
respectively. As at 31 December 2025, there are no longer any finite lived intangible assets related to the Beam Suntory distribution rights. Total amortisation expense for these assets is recognised within administrative expenses amounting to €31 million, €63 million and €35 million for the years ended 31 December 2025, 31 December 2024 and
31 December 2023, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
155

Notes to the consolidated financial statements continued
Balances and movements in intangible assets and goodwill
The following table summarises the movements in the carrying amounts of intangible assets and goodwill for the periods presented:

	TCCC franchise intangible	Brands	Software	Customer relationships	Non-TCCC franchise intangible	Assets under construction	Total intangibles	Goodwill
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2023	11,758	32	720	194	142	94	12,940	4,514
Additions	—	—	74	—	—	124	198	—
Acquisition of CCBPI	440	—	—	38	—	—	478	276
Disposals	—	(10)	(35)	—	—	—	(45)	—
Transfers and reclassifications	—	—	45	—	—	(50)	(5)	—
Currency translation adjustments	(51)	—	2	(2)	(4)	4	(51)	(73)
As at 31 December 2024	12,147	22	806	230	138	172	13,515	4,717
Additions	—	—	54	6	—	177	237	—
Disposals	—	—	(24)	—	(127)	—	(151)	—
Transfers and reclassifications	—	—	30	—	—	(24)	6	—
Currency translation adjustments	(348)	(1)	(19)	(6)	(9)	(2)	(385)	(167)
As at 31 December 2025	11,799	21	847	230	2	323	13,222	4,550
Accumulated amortisation and impairment:
As at 31 December 2023	—	—	(426)	(71)	(48)	—	(545)	—
Amortisation expense	—	—	(107)	(12)	(63)	—	(182)	—
Disposals	—	10	35	—	—	—	45	—
Impairment(A)	(67)	(10)	(4)	—	—	(2)	(83)	(30)
Currency translation adjustments	—	—	(5)	1	3	—	(1)	—
As at 31 December 2024	(67)	—	(507)	(82)	(108)	(2)	(766)	(30)
Amortisation expense	—	—	(109)	(12)	(31)	—	(152)	—
Disposals	—	—	24	—	127	—	151	—
Currency translation adjustments	10	—	14	(1)	10	2	35	16
As at 31 December 2025	(57)	—	(578)	(95)	(2)	—	(732)	(14)
Net book value:
As at 31 December 2023	11,758	32	294	123	94	94	12,395	4,514
As at 31 December 2024	12,080	22	299	148	30	170	12,749	4,687
As at 31 December 2025	11,742	21	269	135	—	323	12,490	4,536
(A) Amounts relate to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
156

Notes to the consolidated financial statements continued
Impairment of indefinite lived intangible assets and goodwill
Each CGU is tested for impairment annually in the fourth quarter or whenever there is an indication of impairment. The recoverable amount of each CGU is normally determined through a value in use calculation. To determine value in use for a CGU, estimated future cash flows are discounted to their present values using a pre-tax discount rate reflective of the current market conditions and risks specific to each CGU. The projected cash flows are based on the CGU in its current condition and exclude cash flows arising from future restructuring or from capital expenditure that would enhance or expand the performance of the CGU. If the carrying value of a CGU exceeds its recoverable amount, the carrying value of the CGU is reduced to its recoverable amount and impairment charges are recognised immediately within the consolidated income statement. Impairment charges other than those related to goodwill may be reversed in future periods if a subsequent test indicates that the recoverable amount has increased. Such recoveries may not exceed a CGU’s original carrying value less any depreciation that would have been recognised if no impairment charges were previously recorded.
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
The following table identifies the carrying value of goodwill and indefinite lived intangible assets attributable to each significant CGU of the Group. In addition to the significant
CGUs of the Group, as at 31 December 2025, the Group had other CGUs with total indefinite lived intangible assets of €1,251 million (2024: €1,222 million) and goodwill of €335 million
(2024: €260 million).

	Year ended 31 December
	2025		2024
Cash generating unit	Indefinite lived intangible assets	Goodwill	Indefinite lived intangible assets	Goodwill
	€ million	€ million	€ million	€ million
Iberia	4,289	1,275	4,289	1,275
Australia	2,399	1,288	2,510	1,412
Great Britain	1,676	198	1,760	198
Germany	1,060	748	1,060	748
Pacific(A)	704	450	821	518
Philippines	384	242	440	276
(A)Pacific refers to New Zealand and Pacific Islands.
The recoverable amount of each CGU was determined through a value in use calculation, which uses cash flow projections for a five-year period. These projections reflect the impact of climate change on our business over the medium to long term, as well as the mitigating actions and strategies we are undertaking to support our commitment to reach
Net Zero by 2040. The key assumptions used in projecting these cash flows were as follows:
■Growth rate and operating margins: Cash flows were projected based on the Group’s strategic business plan. Cash flows for the terminal year and beyond were projected using an inflation-based long-term terminal growth rate between 2.0% and 4.5%.
■Discount rate: A weighted average cost of capital was applied specific to each CGU as a hurdle rate to discount cash flows. The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The following table summarises the pre-tax discount rate attributable to each significant CGU.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
157

Notes to the consolidated financial statements continued

	2025	2024
	Pre-tax discount rate	Pre-tax discount rate
Cash generating unit	%	%
Iberia	9.3	9.3
Australia	11.8	11.3
Great Britain	9.3	9.3
Germany	9.8	10.1
Pacific(A)	11.3	11.3
Philippines	14.1	13.9
(A)Pacific refers to New Zealand and Pacific Islands.
The Group’s Iberia, Australia, Great Britain and Germany CGUs have substantial headroom when comparing the value in use calculation of the CGU versus the CGU’s total carrying value.
For the Group’s Pacific CGU, the headroom in the 2025 impairment analysis was approximately 20% of total carrying value. The Group estimates that a 1.6% reduction in the terminal growth rate or a 1.2% increase in the discount rate, each in isolation, would eliminate existing headroom in Pacific.
For the Group’s Philippines CGU, the headroom in the 2025 impairment analysis was approximately 16% of total carrying value. The Group estimates that a 1.2% reduction in the terminal growth rate or a 0.9% increase in the discount rate, each in isolation, would eliminate existing headroom in Philippines.
Note 7
Property, plant and equipment
Property, plant and equipment is recorded at cost, net of accumulated depreciation and accumulated impairment losses, where cost is the amount of cash or cash equivalents paid to acquire an asset at the time of its acquisition or construction. Major property additions, replacements and improvements are capitalised, while maintenance and repairs that do not extend the useful life of an asset or add new functionality are expensed as incurred. Land and assets under construction are not depreciated. Land is considered to have an indefinite useful life and therefore is not subject to depreciation. Assets under construction are carried at cost and are not depreciated until they are available for use.
When an asset under construction is ready for its intended use, it is transferred to the appropriate category of property, plant and equipment, after which depreciation begins.
All other items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

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
In addition, the Group continuously monitors the latest developments in government legislation in relation to climate-related risks. Currently, no legislation has been passed that will materially impact the carrying value and remaining useful lives of the Group.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
158

Notes to the consolidated financial statements continued
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
159

Notes to the consolidated financial statements continued
The following table summarises the movement in net book value for property, plant and equipment for the periods presented:

	Land	Buildings and improvements	Machinery, equipment and containers	Cold drink equipment	Vehicle fleet	Furniture and office equipment	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Cost:
As at 31 December 2023	657	2,586	3,886	1,161	349	195	389	9,223
Acquisition of CCBPI	464	117	446	7	5	2	43	1,084
Additions	62	65	228	96	102	12	349	914
Disposals	(1)	(23)	(187)	(145)	(76)	(43)	—	(475)
Transfers to assets held for sale	(16)	(12)	—	—	—	—	—	(28)
Transfers to investment property	(33)	—	—	—	—	—	—	(33)
Transfers and reclassifications	1	70	181	69	2	19	(337)	5
Currency translation adjustments	(5)	1	21	(11)	1	(1)	(2)	4
As at 31 December 2024	1,129	2,804	4,575	1,177	383	184	442	10,694
Additions	7	126	215	113	83	13	305	862
Disposals	—	(33)	(213)	(101)	(70)	(25)	—	(442)
Transfers to assets held for sale	(25)	(39)	(6)	—	—	—	—	(70)
Transfers to investment property	(9)	(3)	—	—	—	—	—	(12)
Transfers and reclassifications	1	96	242	32	3	10	(390)	(6)
Currency translation adjustments	(99)	(75)	(153)	(17)	(2)	(4)	(9)	(359)
As at 31 December 2025	1,004	2,876	4,660	1,204	397	178	348	10,667
Accumulated depreciation and impairment:
As at 31 December 2023	—	(952)	(1,844)	(791)	(167)	(125)	—	(3,879)
Depreciation expense	—	(149)	(396)	(111)	(69)	(26)	—	(751)
Disposals	—	22	180	140	71	42	—	455
Impairment(A)	—	(27)	(31)	(4)	—	(2)	(12)	(76)
Transfers to assets held for sale	—	6	—	—	—	—	—	6
Transfers and reclassifications	—	(1)	17	(14)	—	(2)	—	—
Currency translation adjustments	—	(4)	(17)	5	—	1	—	(15)
As at 31 December 2024	—	(1,105)	(2,091)	(775)	(165)	(112)	(12)	(4,260)
Depreciation expense	—	(149)	(403)	(117)	(77)	(25)	—	(771)
Disposals	—	28	211	99	60	25	—	423
Transfers to assets held for sale	—	16	4	—	—	—	—	20
Currency translation adjustments	—	20	46	6	1	3	—	76
As at 31 December 2025	—	(1,190)	(2,233)	(787)	(181)	(109)	(12)	(4,512)
Net book value:
As at 31 December 2023	657	1,634	2,042	370	182	70	389	5,344
As at 31 December 2024	1,129	1,699	2,484	402	218	72	430	6,434
As at 31 December 2025	1,004	1,686	2,427	417	216	69	336	6,155
(A) Amounts relate to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
160

Notes to the consolidated financial statements continued
Right of use assets
The following table summarises the net book value of right of use assets included within property, plant and equipment:

	Year ended 31 December
	2025	2024
	€ million	€ million
Buildings and improvements	415	405
Vehicle fleet	203	206
Machinery, equipment and containers	58	80
Total	676	691
Total additions to right of use assets during 2025 were €184 million (2024: €186 million).
The following table summarises depreciation charges relating to right of use assets for the periods presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Buildings and improvements	70	66
Vehicle fleet	73	64
Machinery, equipment and containers	28	33
Furniture and office equipment	—	1
Total	171	164
During the years ended 31 December 2025 and 31 December 2024, the total expense relating to low value and short-term leases was €31 million and €29 million, respectively, which is primarily included in administrative expenses.
The Group does not have any residual value guarantees in relation to its leases.
As at 31 December 2025, the total value of lease extension and termination options included within right of use assets was €35 million (2024: €26 million).
The Group incurred variable lease expenses of €128 million in 2025 (2024: €129 million), primarily included in selling and distribution expenses. This amount mainly consists of the variable component of lease payments for product transportation services in Australia and New
Zealand, whereby these components are dependent on various factors such as the number of cases of product delivered, number of trips and pallets.
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
The following tables illustrate the net book value and the reconciliation of the carrying amount of the Group’s investment property as at 31 December 2025 and
31 December 2024:

	Year ended 31 December
	2025	2024
	€ million	€ million
At cost	110	73
Accumulated depreciations and impairment losses	(24)	—
Net book value	86	73

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
161

Notes to the consolidated financial statements continued

	2025	2024
	€ million	€ million
Net book value at beginning of year	73	—
Acquisition of CCBPI	—	46
Transfers from property, plant and equipment	12	33
Transfers from/(to) assets held for sale	9	(6)
Currency translation adjustments	(8)	—
Net book value at end of year	86	73
As at 31 December 2025 and 31 December 2024, the carrying value of investment property was €86 million and €73 million, respectively.
No impairments were recognised during the year ended 31 December 2025 and
31 December 2024.
The fair value of the investment property as at 31 December 2025 amounted to approximately €100 million (31 December 2024: €86 million). The fair value of investment property was determined by external, independent property valuers, having the appropriate recognised professional qualifications and recent experience in the location and category of property being valued. The valuation was conducted in accordance with the International Valuation Standards and is generally based on the market approach.
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
During the year ended 31 December 2025, the Group did not hold any rental income‑generating investment property, and as such, no rental income has been recognised in the Group’s consolidated income statement (2024: nil; 2023: nil). Direct operating expenses (including repairs and maintenance but excluding depreciation expense) arising from non-rental income-
generating investment property amounted to nil for 2025 (2024: nil; 2023: nil).
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
The following table summarises the inventory outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Finished goods	804	839
Raw materials and supplies	549	585
Spare parts and other	194	184
Total inventories	1,547	1,608
The amount of inventories recognised as an expense during 2025 was €10,521 million
(2024: €10,487 million, 2023: €9,484 million), included within cost of sales. Write downs of inventories totalled €52 million, €67 million and €59 million for the years ended
31 December 2025, 31 December 2024 and 31 December 2023, respectively. The majority of these write downs were included in cost of sales in the consolidated income statement.
None of these write downs of inventory were subsequently reversed.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
162

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
Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue. The Group considers factors such as delinquency in payment, financial difficulties, payment history of the debtor and certain forward-looking macroeconomic indicators. The carrying amount of trade accounts receivable is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement. Credit insurance on a portion of the accounts receivable balance is also carried. Refer to Note 27 for further details on credit risk management.
As a result of continued recession risk across our European territories, the Group supplements its existing credit loss reserve methodology to include an incremental loss allowance for those receivable balances that were deemed to be higher risk in the current environment. The incremental allowance is included within allowance for doubtful accounts below, as at 31 December 2025 and 31 December 2024.
The following table summarises the trade accounts receivable outstanding in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Trade accounts receivable, gross	2,743	2,622
Allowance for doubtful accounts	(58)	(58)
Total trade accounts receivable	2,685	2,564
The following table summarises the ageing of trade accounts receivable, net of allowance for doubtful accounts, in the consolidated statement of financial position as at the dates presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Not past due	2,465	2,409
Past due 1 – 30 days	108	91
Past due 31 – 60 days	20	14
Past due 61 – 90 days	8	12
Past due 91 – 120 days	49	9
Past due 121+ days	35	29
Total trade accounts receivables	2,685	2,564
The following table summarises the change in the allowance for doubtful accounts for the periods presented:

Allowance for doubtful accounts
€ million
As at 31 December 2023	(54)
Provision for impairment recognised during the year	(11)
Receivables written off during the year as uncollectable	3
Reversals	4
Currency translation adjustments	—
As at 31 December 2024	(58)
Provision for impairment recognised during the year	(10)
Receivables written off during the year as uncollectable	4
Reversals	7
Currency translation adjustments	(1)
As at 31 December 2025	(58)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
163

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

	Year ended 31 December
	2025	2024
	€ million	€ million
Cash at banks and on hand	529	611
Short-term deposits and securities	389	952
Total cash and cash equivalents	918	1,563
Cash and cash equivalents are held in the following currencies as at the dates presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Euro	130	268
British pound	233	497
US dollar	50	51
Norwegian krone	99	57
Swedish krona	31	13
Australian dollar	202	358
Indonesian rupiah	44	123
Papua New Guinean kina	37	36
Philippine peso	20	25
Other	72	135
Total cash and cash equivalents	918	1,563
Included within cash and cash equivalents as at 31 December 2025 and 31 December 2024 were Papua New Guinea cash assets of €37 million and €36 million, respectively, denominated in local currency (kina). Government-imposed currency controls impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
As at 31 December 2025, the Group’s Employee Benefit Trust held no cash or cash equivalents, whereas at 31 December 2024 it held €10 million (refer to Note 17). These funds can be solely used for the purchases of CCEP Shares to satisfy the Group’s award requirements under its current and future share-based compensation plans.
There were no other material restrictions on the Group’s cash and cash equivalents.
Short-term investments
Short-term investments are financial assets that are initially recognised at fair value and subsequently measured at amortised cost. The Group classifies its financial assets as measured at amortised cost only if both of the following criteria are met:
■the asset is held within a business model whose objective is to collect the contractual cash flows; and
■the contractual terms give rise to cash flows that are solely payments of principal and interest.
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
As at 31 December 2025, short-term investments were €39 million (2024: €150 million), of which nil were denominated in Papua New Guinea kina (2024: €18 million).
Kina‑denominated investments are subject to government-imposed currency controls which impact the extent to which these investments, upon maturity, can be converted into foreign currency and remitted for use elsewhere in the Group.
Cash receipts arising from the interest earned on cash and cash equivalents and short‑term investments were €61 million, €74 million and €58 million for the years ended 31 December 2025, 31 December 2024, and 31 December 2023, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
164

Notes to the consolidated financial statements continued
Note 12
Fair values
Fair value measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described as one of the following, based on the lowest-level input that is significant to the fair value measurement as a whole:
■Level 1 – Quoted prices in active markets for identical assets or liabilities.
■Level 2 – Observable inputs other than quoted prices included in Level 1. The Group values assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.
■Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table provides the carrying amounts and fair values of the Group's financial assets and liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		As at 31 December 2025
		Carrying amount	Level 1	Level 2	Level 3	Total fair value
		€ million	€ million	€ million	€ million	€ million
Financial assets measured at fair value
Cash and cash equivalents (A)		115	115	—	—	115
Derivatives	Note 13	118	—	118	—	118
Equity investments at fair value through other comprehensive income	Note 26	21	—	—	21	21
Financial liabilities measured at fair value
Derivatives	Note 13	246	—	246	—	246
Financial liabilities not measured at fair value
Borrowings	Note 14	10,694	—	10,129	—	10,129

		As at 31 December 2024
		Carrying amount	Level 1	Level 2	Level 3	Total fair value
		€ million	€ million	€ million	€ million	€ million
Financial assets measured at fair value
Cash and cash equivalents (A)		241	241	—	—	241
Derivatives	Note 13	200	—	200	—	200
Equity investments at fair value through other comprehensive income	Note 26	14	—	—	14	14
Financial liabilities measured at fair value
Derivatives	Note 13	206	—	206	—	206
Financial liabilities not measured at fair value
Borrowings	Note 14	11,331	—	10,680	—	10,680
(A)The amount is comprised of investments in money market funds which are classified as financial assets at fair value through profit or loss, as these do not meet the solely payments of principle and interest (SPPI) criterion.
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
in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
165

Notes to the consolidated financial statements continued
The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third party resource. Refer to Note 13 for further details about the Group’s derivatives.
Assets valued using Level 3 techniques include €21 million (2024: €14 million) relating to certain unlisted equity investments, which are immaterial both individually and in the aggregate. Valuation techniques are specific to each investment and involve the use of unobservable inputs. Changes in equity investments for the year ended 31 December 2025 were due to additional investments in existing investees and the acquisition of new investments. No gains or losses have been recognised in other comprehensive income for the years ended 31 December 2025 and 31 December 2024.
For the fair value measurement and categorisation of the Group’s investment property refer to Note 8.
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
Refer to Note 27 for further details about the Group’s risk management strategy and objectives. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in maintaining the risk management objectives. Where critical terms match, the Group uses a qualitative assessment to ensure initial and ongoing effectiveness criteria. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
166

Notes to the consolidated financial statements continued

Hedging instrument	Location – statement of financial position	Year ended 31 December
		2025	2024
		€ million	€ million
Assets:
Derivative financial assets:
Commodity contracts	Non-current derivative assets	9	9
Foreign currency contracts	Non-current derivative assets	1	9
Interest rate and cross currency swaps	Non-current derivative assets	24	80
Commodity contracts	Current derivative assets	59	52
Foreign currency contracts	Current derivative assets	10	50
Other derivative instruments	Current derivative assets	15	—
	Total assets	118	200
Liabilities:
Derivative financial liabilities:
Commodity contracts	Non-current derivative liabilities	42	46
Foreign currency contracts	Non-current derivative liabilities	5	—
Interest rate and cross currency swaps	Non-current derivative liabilities	100	115
Commodity contracts	Current derivative liabilities	72	37
Foreign currency contracts	Current derivative liabilities	27	8
	Total liabilities	246	206
Cash flow hedges
The Group uses cash flow hedges to mitigate its exposure to variability in cash flows attributable to currency fluctuations and commodity price fluctuations associated with certain highly probable forecasted transactions, including purchases of raw materials, finished goods and services denominated in non-functional currencies, the receipts of interest as well as the payments of interest and principal on debt issuances in non‑functional currencies.
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
in equity are then recognised within the line item in the consolidated income statement that is consistent with the nature of the underlying hedged item in the period that the forecasted purchases or payments impact earnings.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
167

Notes to the consolidated financial statements continued
The following table summarises the Group’s outstanding cash flow hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euro using the respective year end spot rate):

	Notional maturity profile
	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Cash flow hedges	€ million	€ million	€ million	€ million	€ million
Deal contingent foreign currency forwards	636	636	—	—	—
Foreign currency contracts	1,105	980	125	—	—
Interest rate and cross currency swaps	1,306	602	—	520	184
Commodity contracts	1,441	829	588	9	15
As at 31 December 2023	4,488	3,047	713	529	199
Foreign currency contracts	1,460	1,196	264	—	—
Interest rate and cross currency swaps	696	—	416	101	179
Commodity contracts	1,662	889	635	121	17
As at 31 December 2024	3,818	2,085	1,315	222	196
Foreign currency contracts	1,240	937	303	—	—
Interest rate and cross currency swaps	683	—	512	114	57
Commodity contracts	1,131	749	366	8	8
As at 31 December 2025	3,054	1,686	1,181	122	65
The net notional amount of outstanding interest rate and cross currency swaps used to hedge interest rate risk and currency fluctuations of non-functional currency borrowings was €0.7 billion as at 31 December 2025, €0.7 billion as at 31 December 2024 and €1.3 billion as at 31 December 2023. The net notional amount of the other outstanding foreign currency cash flow hedges was €1.2 billion as at 31 December 2025, €1.5 billion as at
31 December 2024 and €1.1 billion as at 31 December 2023. The net notional amount of outstanding commodity-related cash flow hedges was €1.1 billion as at 31 December 2025,
€1.7 billion as at 31 December 2024 and €1.4 billion as at 31 December 2023.
Outstanding cash flow hedges as at 31 December 2025 are expected to be settled between 2026 and 2036.
The following table provides a reconciliation by risk category of the net of tax impacts on the cash flow hedge reserve disclosed in Note 17, resulting from cash flow hedge accounting:

	Foreign currency contracts	Commodity contracts	Interest rate and cross currency swaps	Total
Cash flow hedges	€ million	€ million	€ million	€ million
As at 1 January 2023	20	79	5	104
Net fair value gains/(losses) recognised in OCI	(26)	67	(3)	38
Net (gains) reclassified from OCI to income statement	(1)	(17)	(10)	(28)
Net (gains)/losses transferred to cost of inventories	11	(94)	—	(83)
As at 31 December 2023	4	35	(8)	31
Net fair value gains/(losses) recognised in OCI	41	(27)	8	22
Net (gains) reclassified from OCI to income statement	—	(6)	(4)	(10)
Net (gains)/losses transferred to cost of inventories	5	(18)	—	(13)
Net losses transferred to goodwill in connection with the Acquisition	2	—	—	2
As at 31 December 2024	52	(16)	(4)	32
Net fair value gains/(losses) recognised in OCI	(56)	(18)	13	(61)
Net (gains)/losses reclassified from OCI to income statement	1	1	(3)	(1)
Net losses transferred to cost of inventories	8	1	—	9
As at 31 December 2025	5	(32)	6	(21)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
168

Notes to the consolidated financial statements continued
The following table summarises the net of tax effect of the cash flow hedges in the consolidated income statement for the periods presented:

Cash flow hedging instruments	Location – Income statement	Amount of gain/(loss) reclassified from the cash flow hedge reserve into profit
		Year ended 31 December
		2025	2024	2023
		€ million	€ million	€ million
Foreign currency contracts	Cost of sales	—	—	1
Foreign currency contracts	Selling and distribution expenses	(1)	—	—
Commodity contracts	Selling and distribution expenses	(1)	6	17
Interest rate and cross currency swaps	Finance costs	3	4	10
Total		1	10	28
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
The following table summarises the Group’s outstanding fair value hedges by risk category as at the dates presented (all contracts denominated in a foreign currency have been converted into euro using the respective year end spot rate):

		Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Fair value hedges	Total	€ million	€ million	€ million	€ million
Interest rate and cross currency swaps	1,159	—	275	450	434
As at 31 December 2023	1,159	—	275	450	434
Interest rate and cross currency swaps	1,154	—	500	225	429
Foreign currency contracts	13	13	—	—	—
As at 31 December 2024	1,167	13	500	225	429
Interest rate and cross currency swaps	972	100	450	150	272
Foreign currency contracts	10	10	—	—	—
As at 31 December 2025	982	110	450	150	272
The net notional amount of outstanding interest rate and cross currency swaps designated in a fair value hedge relationship with borrowings was €972 million as at 31 December 2025,
€1,154 million as at 31 December 2024 and €1,159 million as at 31 December 2023.
The following table summarises the gains/(losses) recognised from the settlement of fair value hedges within the consolidated income statement for the periods presented:

Fair value hedges	Location – Income statement	Year ended 31 December
		2025	2024	2023
		€ million	€ million	€ million
Interest rate and cross currency swaps	Finance costs	(24)	(36)	(30)
Total		(24)	(36)	(30)
The carrying value of the hedged item recognised within borrowings as at
31 December 2025 was €891 million (31 December 2024: €1,076 million), and included accumulated fair value hedging adjustments of €33 million reducing borrowings
(31 December 2024: €74 million reduction in borrowings).

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
169

Notes to the consolidated financial statements continued
Non-designated hedges
The Group periodically enters into derivative instruments to manage various risks; however, these are not designated as hedging instruments, and therefore no hedge accounting is applied. These include short-term derivatives used to mitigate currency-related cash flow exposures on items such as short-term intercompany loans and certain non-functional currency cash equivalents, as well as derivatives used to hedge specific balance sheet exposures and commodity positions. All such instruments are measured at fair value, with changes recognised in the consolidated income statement each reporting period.
There were no outstanding non-designated foreign currency hedges related to hedging foreign currency exposure on intercompany loans as at 31 December 2025. There were
€206 million outstanding non-designated hedges as at 31 December 2024.
There were €24 million of outstanding non-designated commodity hedges entered into as part of a power purchase agreement as at 31 December 2025 (31 December 2024:
€33 million). This agreement expires in 2035.
The following table summarises the gains/(losses) recognised from non-designated derivative financial instruments in the consolidated income statement for the years presented:

Non-designated hedging instruments	Location – Income statement	Year ended 31 December
		2025	2024	2023
		€ million	€ million	€ million
Foreign currency contracts(A)	Non-operating items	3	2	(5)
Commodity contracts	Non-operating items	(10)	4	—
Total		(7)	6	(5)
(A)The gain/(loss) recognised on these currency contracts is offset by the gain/(loss) recognised on the remeasurement of the underlying hedged items; therefore, there is a minimal consolidated net effect in non-operating items on the consolidated income statement.
Net investment hedges
The Group had no net investment hedges in place as at 31 December 2025 or
31 December 2024. However, it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
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
The lease liability is measured at the present value of lease payments, discounted using the Group’s incremental borrowing rate (IBR). The lease term comprises the non‑cancellable period of the contract, together with periods covered by an option to extend the lease whenever the Group is reasonably certain to exercise that option and has an enforceable right to do so. Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing it by lease payments made.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
170

Notes to the consolidated financial statements continued
Borrowings outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Non-current:
Euro denominated bonds:
€250 million 2.750% Notes 2026(A)	—	247
€600 million 1.750% Notes 2026(A), (G)	—	593
€300 million Floating rate Notes 2027(B)	299	—
€400 million 1.50% Notes 2027(A)	391	387
€250 million 1.50% Notes 2027	253	256
€500 million 1.750% Notes 2028(A)	488	484
€750 million 0.20% Notes 2028	747	746
€500 million 1.125% Notes 2029	497	497
€500 million 1.875% Notes 2030(A)	488	485
€700 million 3.875% Notes 2030	696	695
€500 million 3.125% Notes 2031(B)	496	—
€500 million 0.70% Notes 2031(A)	485	485
€700 million 0.50% Notes 2029	697	696
€600 million 3.250% Notes 2032	595	594
€500 million 3.125% Notes 2032(C)	495	—
€1 billion 0.875% Notes 2033	993	992
€750 million 1.50% Notes 2041	747	746

	Year ended 31 December
	2025	2024
	€ million	€ million
Foreign currency bonds (swapped into euro)(D):
US$500 million 1.50% Notes 2027	425	478
Australian dollar denominated bonds:
A$30 million 4.125% Notes 2026	—	18
A$50 million 4.155% Notes 2028	30	32
A$133 million 2.45% Notes 2029	76	80
A$50 million 4.20% Notes 2031	31	33
A$187 million 4.20% Notes 2031	116	123
A$13 million 4.20% Notes 2031	8	9
Foreign currency bonds (swapped into Australian dollar)(D):
NOK1 billion 3.040% Notes 2028	86	87
NOK750 million 2.750% Notes 2030	64	65
US$50 million 2.6525% Notes 2030	43	48
JPY10 billion 4.150% Notes 2036(A)	55	67
JPY12.3 billion 1.060% Notes 2037(A)	53	63
PHP Term loan due 2034	338	387
Lease obligations	532	547
Total non-current borrowings	10,224	9,940

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
171

Notes to the consolidated financial statements continued

	Year ended 31 December
	2025	2024
	€ million	€ million
Current:
Euro denominated bonds:
€250 million 2.750% Notes 2026(A)	250	—
€800 million 0.00% Notes 2025(E)	—	799
€350 million 2.375% Notes 2025(F)	—	351
Australian dollar denominated bonds:
A$30 million 4.125% Notes 2026	17	—
A$30 million 4.166% Notes 2025(H)	—	19
A$20 million 4.250% Notes 2025(I)	—	12
Philippine peso denominated loans:
PHP2 billion 4.70% Loan 2026(J)	29	—
PHP500 million 4.350% Loan 2026(J)	7	—
PHP3.5 billion 6.00% Loan 2025(K)	—	16
PHP2 billion 5.750% Loan 2025(L)	—	33
Lease obligations	167	161
Total current borrowings	470	1,391
(A)Some bonds are designated in full or partially in a fair value hedge relationship.
(B)In June 2025, the Group issued €300 million Floating rate Notes due 2027 and €500 million 3.125%
Notes due 2031.
(C)In September 2025, the Group issued €500 million 3.125% Notes due 2032.
(D)Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
(E)In September 2025, the Group repaid on maturity the outstanding amount related to the €800 million
0.00% Notes.
(F)In May 2025, the Group repaid on maturity the outstanding amount related to the €350 million
2.375% Notes.
(G)In December 2025, the Group repaid prior to maturity the outstanding amount related to the €600 million
1.75% Notes due in March 2026.
(H)In September 2025, the Group repaid on maturity the outstanding amount related to the A$30 million
4.166% Notes.
(I)In December 2025, the Group repaid on maturity the outstanding amount related to the A$20 million
4.250% Notes.
(J)In December 2025, the Group issued PHP2 billion 4.70% Loan and PHP500 million 4.350% Loan, both maturing in 2026.
(K)In February 2025, the Group repaid on maturity the outstanding amount related to the PHP3.5 billion
6.00% Loan.
(L)In December 2025, the Group repaid on maturity the outstanding amount related to the PHP2 billion
5.750% Loan 2025.
Borrowings are stated net of unamortised financing fees of €29 million and €29 million, as at 31 December 2025 and 31 December 2024, respectively.
Interest expense recognised on lease liabilities totalled €23 million, €21 million and €17 million in 2025, 2024 and 2023, respectively.
Credit facilities
During 2025, the amount available under the Group’s multi currency credit facility was
€1.80 billion. This amount is available for borrowing with a syndicate of 12 banks. This credit facility matures in 2030 and is for general corporate purposes and supporting the Group’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfil their commitments to the Group as at the date of these consolidated financial statements.
The Group’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. As at 31 December 2025 the Group had no amounts drawn under this credit facility.
Changes in liabilities arising from financing activities
The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities:

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million

As at 1 January 2023	1,336	10,571	74	(83)	4	11,902
Changes from financing cash flows
Proceeds from third party borrowings, net	—	694	—	—	—	694
Changes in short-term borrowings(A)	—	—	—	—	—	—
Repayments on third party borrowings	(1,159)	—	—	—	—	(1,159)
Payment of principal on lease obligations	(148)	—	—	—	—	(148)
Interest paid	(17)	—	(165)	—	—	(182)
Dividends paid	—	—	—	—	(841)	(841)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
172

Notes to the consolidated financial statements continued

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Settlement of debt-related cross currency swaps	—	—	—	69	—	69
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	—	5	—	—	—	5
Lease additions and other non-cash movements	93	98	164	—	844	1,199
Movement as a result of fair value hedges	—	40	—	—	—	40
Changes in fair values	—	—	—	25	—	25
Currency translations	(40)	(77)	—	17	(2)	(102)
Reclassifications	1,235	(1,235)	—	—	—	—
Total changes	(36)	(475)	(1)	111	1	(400)
As at 31 December 2023	1,300	10,096	73	28	5	11,502
Changes from financing cash flows
Acquisition of CCBPI	63	6	—	—	—	69
Proceeds from third party borrowings, net	32	976	—	—	—	1,008
Changes in short-term borrowings(A)	—	—	—	—	—	—
Repayments on third party borrowings	(1,207)	—	—	—	—	(1,207)
Payment of principal on lease obligations	(157)	—	—	—	—	(157)
Interest paid	(21)	—	(228)	—	—	(249)

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Dividends paid	—	—	—	—	(910)	(910)
Settlement of debt-related cross currency swaps	—	—	—	66	—	66
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	(1)	7	—	—	—	6
Lease additions and other non-cash movements	53	135	243	—	911	1,342
Movement as a result of fair value hedges	—	29	—	—	—	29
Changes in fair values	—	—	—	(59)	—	(59)
Currency translations	33	(13)	—	—	—	20
Reclassifications	1,296	(1,296)	—	—	—	—
Total changes	91	(156)	15	7	1	(42)
As at 31 December 2024	1,391	9,940	88	35	6	11,460
Changes from financing cash flows
Proceeds from third party borrowings, net	39	1,288	—	—	—	1,327
Changes in short-term borrowings(A)	—	—	—	—	—	—
Repayments on third party borrowings	(1,824)	—	—	—	—	(1,824)
Payment of principal on lease obligations	(162)	—	—	—	—	(162)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
173

Notes to the consolidated financial statements continued

	Current portion of borrowings	Borrowings, less current portion	Interest payable(B)	Derivatives (assets)/ liabilities held to hedge borrowings(C)	Dividends payable(B)	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Interest paid	(23)	—	(213)	—	—	(236)
Dividends paid	—	—	—	—	(927)	(927)
Other non-cash changes
Amortisation of discounts, premium, issue costs and fair value adjustments	(1)	8	—	—	—	7
Lease additions and other non-cash movements	54	139	221	—	926	1,340
Movement as a result of fair value hedges	7	(4)	—	—	—	3
Changes in fair values	—	—	—	41	—	41
Currency translations	13	(171)	—	—	—	(158)
Reclassifications	976	(976)	—	—	—	—
Total changes	(921)	284	8	41	(1)	(589)
As at 31 December 2025	470	10,224	96	76	5	10,871
(A)In 2025, changes in short-term borrowings include €7,658 million of newly issued and €7,658 million of repaid euro commercial paper. In 2024, changes in short-term borrowings included €10,074 million and €10,074 million of newly issued and repaid euro commercial paper, respectively. In 2023, changes in short‑term borrowings included €6,810 million and €6,810 million of newly issued and repaid euro commercial paper, respectively.
(B)Interest payable and dividends payable balances are presented within the Trade and other payables line item in the Group’s consolidated statement of financial position.
(C)Interest rate and cross currency swaps are used to hedge interest rate risk and currency fluctuations of non‑functional currency borrowings, refer to Note 13.
Total cash outflows for leases were €185 million, €178 million and €165 million for the years ended 31 December 2025, 31 December 2024 and 31 December 2023, respectively.
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
totalled €6.0 billion, €5.8 billion and €5.4 billion for 2025, 2024 and 2023, respectively.
The following table summarises trade and other payables as at the dates presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Trade accounts payable	2,716	2,669
Accrued customer marketing costs	1,424	1,376
Accrued deposits	400	392
Accrued compensation and benefits	492	500
Accrued taxes(A)	656	389
Other accrued expenses	497	460
Total trade and other payables	6,185	5,786
(A)This line item includes a payable of €287 million as at 31 December 2025 (31 December 2024: €61 million)
related to the Spanish VAT matter. Refer to Note 25 for further details.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
174

Notes to the consolidated financial statements continued
Supplier finance arrangements
The Group engages in supplier finance arrangements facilitated by various banks, pursuant to which its suppliers may elect to receive early payments of their invoices from a bank.
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
The Group does not derecognise the original liabilities to which supplier finance arrangements apply because a legal release is not obtained, and the original liabilities remain substantially unmodified upon entering into these arrangements. From the perspective of the Group, the arrangements do not significantly extend the payment terms beyond the normal terms agreed with other non-participating suppliers. The Group incurs no additional fees or interest expense towards the banks on the amounts due to the suppliers. As a result, the Group discloses the amounts subject to the arrangements within trade and other payables. As at 31 December 2025 and 31 December 2024, all payables related to supplier finance arrangements were classified as current.
Payments made to the banks are included in cash flows from operating activities because they continue to be part of the Group’s normal operating cycle and their principal nature remains operating.
The following tables provide an overview of the carrying amount of the liabilities part of a supplier financing arrangement as well as the range of common payment due dates:

	Year ended 31 December
	2025	2024
	€ million	€ million
Carrying amount of liabilities that are part of supplier financing arrangements
Presented within trade accounts payable	689	764
of which suppliers have received payment	614	596

Year ended 31 December
	2025	2024
	Days after	Days after
Range of payment due dates
Liabilities that are part of an arrangement	60 - 135	45 - 135
Comparable liabilities that are not part of an arrangement	0 - 135	0 - 135
In 2025, there were no non-cash changes in the carrying amount of the trade payables included in the Group’s supplier finance arrangements. In 2024, following the Acquisition, the Group assumed €40 million of trade and other payables, which were part of a supplier finance arrangement.
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
The Group recognises termination benefits at the earlier of the following dates:
(1) when the Group can no longer withdraw the offer of those benefits; and (2) when the
Group recognises costs for restructuring that are within the scope of IAS 37 - Provisions,
Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.
Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for those benefits.
The following table summarises our non-current employee benefit liabilities as at the dates presented:

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
175

Notes to the consolidated financial statements continued

	Year ended 31 December
	2025			2024
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Retirement benefit obligation	53	65	118	55	82	137
Other employee benefit liabilities	—	32	32	—	35	35
Total non-current employee benefit liabilities	53	97	150	55	117	172
Defined benefit plans
The Group sponsors a number of defined benefit pension plans in Belgium, France,
Germany, Great Britain, Luxembourg, Norway, Australia, Indonesia and the Philippines.
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
As part of its risk management strategy, in September 2023, the board of trustees entered into a buy-in agreement with Just Retirement Ltd to acquire an insurance policy with the intent of matching a specific portion of the GB Scheme’s future cash flows arising from the accrued pension liabilities of retired members. The transaction was financed entirely using a portion of the existing plan assets, with no further funding required from the Group. On an IAS 19 -
Employee Benefits basis, the subsequent fair value of the insurance policy matches the present value of the liabilities being insured, which totalled €224 million as at 31 December 2025 and
€242 million as at 31 December 2024.
A full actuarial valuation of the GB Scheme occurs on a triennial basis by a qualified external actuary, which is used as the basis for determining the Group’s future contributions to the plan. The latest triennial valuation was carried out as at 5 April 2025 and has been updated to 31 December 2025 to reflect our defined benefit obligation, for known events and changes in market conditions as allowed under IAS 19.
Risks
The Group’s defined benefit pension schemes expose the Group to a number of risks, including:
■Asset volatility: The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperformed this yield, a deficit would occur. Some of our plans hold a significant proportion of growth assets (equities and property) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given each scheme’s long-term objectives.
■Changes in bond yields: A decrease in corporate bond yields will increase the defined benefit liability, although this will be partially offset by an increase in the value of the plan’s bond holdings.
■Inflation risk: A significant proportion of our benefit obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation). The majority of the assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.
■Life expectancy: The majority of our plans have an obligation to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the defined benefit liabilities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
176

Notes to the consolidated financial statements continued
Benefit costs
The following table summarises the expense related to pension plans recognised in the consolidated income statement for the years presented:

	Year ended 31 December
	2025			2024			2023
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Service cost	—	19	19	—	19	19	—	14	14
Past service (credit)/cost	—	(6)	(6)	(5)	2	(3)	—	(7)	(7)
Net interest cost/ (income)	3	(3)	—	4	(1)	3	(1)	(1)	(2)
Administrative expenses	—	1	1	—	1	1	—	1	1
Total cost	3	11	14	(1)	21	20	(1)	7	6
Other comprehensive income
The following table summarises the changes in other comprehensive income related to our pension plans for the years presented:

	Year ended 31 December
	2025			2024			2023
	GB	Rest of world	Total	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Actuarial (gain)/loss on defined benefit obligation arising during the period	(7)	(35)	(42)	(151)	(24)	(175)	39	32	71
Return on plan assets less/(greater) than discount rate	16	9	25	139	(25)	114	65	(28)	37
Net charge to other comprehensive income	9	(26)	(17)	(12)	(49)	(61)	104	4	108

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
177

Notes to the consolidated financial statements continued
Benefit obligation and fair value of plan assets
The following tables summarise the changes in the pension plan benefit obligation and the fair value of plan assets for the periods presented:

	Year ended 31 December
	2025			2024
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	909	596	1,505	1,008	548	1,556
Service cost	—	19	19	—	19	19
Past service (credit)/cost	—	(6)	(6)	(5)	2	(3)
Interest costs on defined benefit obligation	48	19	67	46	18	64
Plan participants’ contributions	—	73	73	—	31	31
Actuarial loss/(gain) – experience	4	(9)	(5)	(1)	(3)	(4)
Actuarial loss/(gain) – demographic assumptions	5	—	5	(1)	—	(1)
Actuarial gain – financial assumptions	(16)	(26)	(42)	(149)	(21)	(170)
Benefit payments	(36)	(78)	(114)	(33)	(73)	(106)
Administrative expenses	—	1	1	—	1	1
Acquisition of CCBPI	—	—	—	—	72	72
Currency translation adjustments	(44)	(15)	(59)	44	2	46
Benefit obligation at end of plan year	870	574	1,444	909	596	1,505

	Year ended 31 December
	2025			2024
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	854	690	1,544	931	601	1,532
Interest income on plan assets	45	22	67	42	19	61
Return on plan assets (less)/ greater than discount rate	(16)	(9)	(25)	(139)	25	(114)
Plan participants’ contributions	—	73	73	—	31	31
Employer contributions	12	28	40	11	29	40
Benefit payments	(36)	(78)	(114)	(33)	(73)	(106)
Acquisition of CCBPI	—	—	—	—	57	57
Currency translation adjustment	(42)	(11)	(53)	42	1	43
Fair value of plan assets at end of plan year	817	715	1,532	854	690	1,544

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
178

Notes to the consolidated financial statements continued
Timing of benefit payments
The weighted average duration of the defined benefit plan obligation as at
31 December 2025 is 13 years, including 15 years for the GB Scheme. The weighted average duration of the defined benefit plan obligation as at 31 December 2024 was 15 years, including 16 years for the GB Scheme.
Retirement benefit status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	Year ended 31 December
	2025			2024
	GB	Rest of world	Total	GB	Rest of world	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Net benefit status:
Present value of obligation	(870)	(574)	(1,444)	(909)	(596)	(1,505)
Fair value of assets	817	715	1,532	854	690	1,544
Net benefit status:	(53)	141	88	(55)	94	39
Retirement benefit surplus (Note 26)	—	206	206	—	176	176
Retirement benefit obligation	(53)	(65)	(118)	(55)	(82)	(137)
The surplus for 2025 is primarily related to the defined benefit plans in Germany and
Belgium. The surplus is recognised on the balance sheet on the basis that the Group is entitled to a refund of any remaining assets once all members have left the plan.
Actuarial assumptions
The following tables summarise the weighted average actuarial assumptions used to to determine the benefit obligations of pension plans as at the dates presented:

	Year ended 31 December
	2025			2024
	GB	Rest of world	Average	GB	Rest of world	Average
Financial assumptions	%	%	%	%	%	%
Discount rate	5.6	4.6	5.3	5.5	4.2	5.0
Rate of compensation increase	N/A	3.6	3.6	N/A	3.9	3.9
Rate of price inflation	3.0	2.1	2.7	3.1	2.1	2.8

	Year ended 31 December
	2025			2024
Demographic assumptions (weighted average)(A)	GB	Rest of world	Average	GB	Rest of world	Average
Retiring at the end of the reporting period
Male	21.8	19.9	21.3	21.4	19.9	21.0
Female	23.8	23.2	23.7	24.0	23.2	23.8
Retiring 15 years after the end of the reporting period
Male	22.9	20.9	22.4	22.3	20.9	21.9
Female	25.5	24.0	25.1	25.1	24.0	24.8
(A)These assumptions translate into an average life expectancy in years, post-retirement, for an employee retiring at age 65.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
179

Notes to the consolidated financial statements continued
The following tables summarise the sensitivity of the defined benefit obligation to changes in the weighted average principal assumptions for the periods presented:

		Year ended 31 December 2025
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(6.6)	(3.7)	(5.5)	7.2	4.0	5.9
Rate of compensation increase(A)	0.5%	N/A	1.7	0.7	N/A	(1.6)	(0.6)
Rate of price inflation	0.5%	4.8	2.5	3.9	(6.2)	(2.3)	(4.7)
Mortality rates	1 year	2.3	1.4	2.0	(2.4)	(2.0)	(2.2)

		Year ended 31 December 2024
	Change in assumption	Impact on defined benefit obligation (%)
		Increase in assumption			Decrease in assumption
Principal assumptions		GB	Rest of world	Average	GB	Rest of world	Average
Discount rate	0.5%	(7.2)	(4.2)	(6.0)	7.8	4.6	6.5
Rate of compensation increase(A)	0.5%	N/A	2.1	0.8	N/A	(2.0)	(0.8)
Rate of price inflation	0.5%	5.6	1.5	4.0	(5.0)	(1.4)	(3.6)
Mortality rates	1 year	2.6	1.6	2.2	(2.6)	(1.6)	(2.2)
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
targets are based on periodic asset liability and/or risk budgeting study results, which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
180

Notes to the consolidated financial statements continued
The following table summarises pension plan assets measured at fair value as at the dates presented:

	Year ended 31 December 2025					Year ended 31 December 2024
	Total	Investments quoted in active markets		Unquoted investments		Total	Investments quoted in active markets		Unquoted investments
		GB	Rest of world	GB	Rest of world		GB	Rest of world	GB	Rest of world
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Equity securities(A)	154	—	154	—	—	193	—	193	—	—
Fixed income securities:(B)
Corporate bonds and notes	268	130	138	—	—	229	127	102	—	—
Government bonds(C)	348	693	73	(418)	—	348	628	75	(355)	—
Cash and other short-term investments(D)	52	43	9	—	—	38	22	16	—	—
Other investments:
Real estate funds(E)	158	21	24	107	6	219	22	26	164	7
Insurance contracts(F)	439	—	—	224	215	436	—	—	242	194
Investment funds(G)	96	—	—	—	96	77	—	—	—	77
Derivatives(H)	17	13	—	4	—	4	2	—	2	—
Total	1,532	900	398	(83)	317	1,544	801	412	53	278
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
(E)The valuation of unquoted real estate funds is based on net assets value per share multiplied by the number of shares owned. For quoted real estate funds, the calculation is based on the underlying quoted investments market price, multiplied by the number of shares held as at the measurement date.
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
at the reporting date.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
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
Contributions to pension plans totalled €40 million, €40 million and €32 million during the years ended 31 December 2025, 31 December 2024 and 31 December 2023, respectively.
Included within the 2025 contribution is €12 million relating to the Partnership agreement.
The Group expects to make contributions of €40 million for the full year ending
31 December 2026.
Other employee benefit liabilities
In certain territories, the Group has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part time)
employment into retirement before their legal retirement age. Furthermore, the Group also sponsors deferred compensation plans in other territories. The current portion of these liabilities totalled €7 million and €7 million as at 31 December 2025 and 31 December 2024, respectively, and is included within the current portion of employee benefit liabilities.
The non-current portion of these liabilities totalled €32 million and €35 million as at
31 December 2025 and 31 December 2024, respectively, and is included within employee benefit liabilities.
Defined contribution plans
The Group sponsors a number of defined contribution plans across its territories.
Contributions payable for the period are charged to the consolidated income statement as an operating expense for defined contribution plans. Contributions to these plans totalled €92 million for the year ended 31 December 2025, €88 million for the year ended
31 December 2024 and €81 million for the year ended 31 December 2023.
Note 17
Equity
Share capital
As at 31 December 2025, the Company has issued and fully paid 449,086,551 Shares
(31 December 2024: 460,947,057 Shares and 31 December 2023: 459,200,818 Shares)
with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

	Number of Shares	Share capital
	millions	€ million
As at 1 January 2023	457	5
Issuances of Shares	2	—
Cancellation of Shares	—	—
As at 31 December 2023	459	5
Issuance of Shares	2	—
Cancellation of Shares	—	—
As at 31 December 2024	461	5
Issuance of Shares	1	—
Cancellation of Shares	(13)	—
As at 31 December 2025	449	5
In 2025, the overall number of Shares decreased due to the cancellation of 12,718,173
Shares as part of the share buyback programme, partially offset by the issuance of 857,667
Shares in connection with the exercise of share-based payment awards. The number of
Shares increased in 2024 and 2023 following the issuance of 1,746,239 and 2,094,365
Shares, respectively, upon the exercise of share-based payment awards.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
182

Notes to the consolidated financial statements continued
Share premium
The share premium account increased by cash received for the exercise of options by €1 million in 2025, €31 million in 2024 and €42 million in 2023.
Share buyback programme
In February 2025, the Group launched a share buyback programme of up to €1 billion to be completed over a 12-month period. All Shares repurchased under the programme were subject to cancellation. As at 31 December 2025, 12,718,173 Shares were repurchased and cancelled. The total consideration paid for the repurchase of Shares during the year ended 31 December 2025, including transaction costs, approximated €1,006 million and was recognised as a deduction from retained earnings. The 2025 share buyback programme was completed as at 31 December 2025.
No Shares were repurchased during the year ended 31 December 2024.
Treasury shares
In December 2024, Coca-Cola Europacific Partners plc Employee Benefit Trust (the Trust)
was established for the purpose of facilitating the acquisition and distribution of CCEP
Shares for the benefit of satisfying the Group’s share-based payments obligations under its existing and future share-based compensation plans. The Trust’s operations are included in the Group’s consolidated financial statements.
CCEP Shares acquired in the market and held by the Trust are classified as treasury shares for accounting purposes. The book value of shares held is deducted from retained earnings. As at 31 December 2025, the total consideration of the Shares acquired by the
Trust of €33 million (31 December 2024: €7 million), including directly attributable costs, was deducted from retained earnings. As at 31 December 2025, the Trust held 440,588
Shares (31 December 2024: 92,564 and 31 December 2023: nil) classified as treasury shares for accounting purposes. The Shares held by the Trust are excluded from the calculation of earnings per share (see Note 5).
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
Other reserves
The following table summarises the balances in other reserves (net of tax) as at the dates presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Cash flow hedge reserve	(21)	32	31
Net investment hedge reserve	197	197	197
Foreign currency translation adjustment reserve	(1,678)	(1,059)	(974)
Reserve related to the acquisition of non- controlling interests	(79)	(79)	(79)
Other reserves(A)	(4)	(3)	2
Total other reserves	(1,585)	(912)	(823)
(A)Other reserves relate to cost of hedging which represents forward point on spot designations, time value of options and currency basis.
Movements, including the tax effects, in these accounts through to 31 December 2025 are included in the consolidated statement of comprehensive income or directly within the consolidated statement of changes in equity.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
183

Notes to the consolidated financial statements continued
Dividends
Dividends are recognised on the date that the shareholder’s right to receive payment is established. In respect of interim dividends, this is generally the date when the dividend is paid.

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
First half dividend(A)	363	340	308
Second half dividend(B)	560	567	533
Total dividend on ordinary shares paid	923	907	841
(A)Dividend of €0.79 per Share was paid in first half of 2025. Dividend of €0.74 per Share was paid in first half of 2024. Dividend of €0.67 per Share was paid in first half of 2023.
(B)Dividend of €1.25 per Share was paid in second half of 2025. Dividend of €1.23 per Share was paid in second half of 2024. Dividend of €1.17 per Share was paid in second half of 2023.
Additionally, dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During 2025, an incremental dividend accrual of €3 million has been recognised (2024: €4 million;
2023: €3 million). During 2025, the Group paid €4 million (2024: €3 million; 2023: €2 million)
of dividends related to vested within the period restricted stock units and performance share units.
Non-controlling interests
As at 31 December 2025, 31 December 2024 and 31 December 2023, equity attributable to non-controlling interests was €468 million, €496 million and nil, respectively.
CCEP Aboitiz Beverages Philippines, Inc. (CABPI) is the only subsidiary of the Group which has a material non-controlling interest. The following table summarises the financial information in relation to CABPI, prior to intragroup eliminations:

CABPI	Year ended 31 December
	2025	2024
	€ million	€ million
NCI percentage	40%	40%
Non-current assets	1,859	2,007
Current assets	430	464
Non-current liabilities	(526)	(621)
Current liabilities	(592)	(614)
Net assets	1,171	1,236
Net assets attributable to non-controlling interest	468	494
Revenue	1,890	1,652
Profit after taxes	93	64
Other comprehensive income	(162)	1
Comprehensive income for the period	(69)	65
Comprehensive (loss)/ income attributable to non- controlling interest	(28)	26
Net cash flows from operating activities	210	204
Net cash flows used in investing activities	(184)	(1,694)
Net cash flows from financing activities (dividends to NCI: nil)	(40)	1,521
Net increase in cash and cash equivalents	(14)	31

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
184

Notes to the consolidated financial statements continued
Note 18
Total operating costs
The following tables summarise the significant cost items by nature within operating costs for the years presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Transportation costs(A)	1,032	1,023	958
Employee benefits	1,164	1,189	1,116
Depreciation of property, plant and equipment, excluding restructuring	262	252	236
Amortisation of intangible assets	1	1	6
Restructuring charges, including accelerated depreciation(B)	1	2	—
Impairment losses(C)	—	6	—
Other selling and distribution expenses	889	872	862
Total selling and distribution expenses	3,349	3,345	3,178
Transportation costs(A)	4	4	3
Employee benefits	631	615	608
Depreciation of property, plant and equipment, excluding restructuring	88	86	93
Amortisation of intangible assets	151	179	130
Acquisition-related costs(D)	6	14	12
Restructuring charges, including accelerated depreciation(B)	96	252	85
Impairment losses(C)	—	129	—
Other administrative expenses	426	455	379
Total administrative expenses	1,402	1,734	1,310
Total operating expenses	4,751	5,079	4,488
(A)Transportation costs include warehousing and delivery costs to the final customer destination.
They exclude depreciation and amortisation.
(B)See restructuring costs table.
(C)Expenses recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
(D)Costs associated with the acquisition and integration of CCBPI.

	Year ended 31 December
	2025	2024	2023
Restructuring costs	€ million	€ million	€ million
Increase in provision for restructuring programmes (Note 23)	74	219	78
Amount of provision unused (Note 23)	(7)	(9)	(10)
Accelerated depreciation and non-cash costs	6	29	11
Other cash costs(A)	32	25	15
Total restructuring costs	105	264	94
Restructuring costs by function:
Cost of sales	8	10	9
Selling and distribution expenses	1	2	—
Administrative expenses	96	252	85
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
During 2025, as part of this efficiency programme, the Group announced restructuring proposals resulting in €105 million of recognised costs primarily related to expected severance payments. The restructuring spend is attributable to various initiatives implemented across different markets aiming to enhance efficiency and productivity.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
185

Notes to the consolidated financial statements continued
Staff costs
Staff costs included within the income statement were as follows:

	Year ended 31 December
	2025	2024	2023
Employee costs	€ million	€ million	€ million
Wages and salaries	1,970	1,993	1,841
Social security costs	383	367	339
Pension and other employee benefits	270	264	253
Total employee costs	2,623	2,624	2,433
Directors’ remuneration information is disclosed in the Directors’ remuneration report.
The average number of persons employed by the Group (including Directors) for the periods presented were as follows:

	2025	2024	2023
	No. in thousands	No. in thousands	No. in thousands
Commercial	11.9	13.0	11.6
Supply chain	23.9	23.9	17.1
Support functions	4.3	4.4	4.1
Total average staff employed	40.1	41.3	32.8
Auditor’s remuneration
Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, Ernst & Young LLP, were as follows:

	Year ended 31 December
	2025	2024	2023
	€ thousand	€ thousand	€ thousand
Audit of Parent Company and consolidated financial statements	6,447	4,672	3,759
Audit of the Company’s subsidiaries	6,230	7,151	6,269
Total audit	12,677	11,823	10,028
Audit-related assurance services(A)	979	1,067	1,019
Other assurance services(B)	1,603	1,540	717
Total audit and audit-related assurance services	15,259	14,430	11,764
All other services	4	4	36
Total non-audit or non-audit-related assurance services	4	4	36
Total audit and all other fees	15,263	14,434	11,800
(A)Includes professional fees for interim reviews, reporting on internal financial controls, and other services required to be performed by an auditor.
(B)Includes professional fees for services permitted, but not required, to be performed by an auditor.
Primarily comprised of fees in relation to the sustainability statement.
Note 19
Finance costs
Finance costs are recognised in the consolidated income statement in the period in which they are incurred, with the exception of general and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Borrowing costs relating to such assets are capitalised as part of the asset’s cost until the asset is substantially ready for its intended use or sale. All other borrowing costs are recognised within the consolidated income statement in the period in which they are incurred based upon the effective interest rate method. Interest income is recognised using the effective interest rate method.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
186

Notes to the consolidated financial statements continued
The following table summarises net finance costs for the years presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Interest income(A)	103	85	65
Interest expense on external debt(A)	(274)	(242)	(162)
Other finance costs(B)	(32)	(30)	(23)
Total finance costs, net	(203)	(187)	(120)
(A)Includes interest income and expense amounts, as applicable, on cross currency swaps and interest rate swaps. Cross currency swaps and interest rate swaps income totalled €36 million, €45 million and €47 million in 2025, 2024 and 2023, respectively. Cross currency swaps and interest rate swaps expense totalled €56 million, €77 million and €67 million in 2025, 2024 and 2023, respectively.
Refer to Note 13 for further details.
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
TCCC has significant influence over the Group, as defined by IAS 24 - Related Party
Disclosures. As at 31 December 2025, 17.59% of the total outstanding Shares of the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to make, sell and distribute products of TCCC within the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of
TCCC products. The Group’s agreements with TCCC in each territory are for an initial term of 10 years and may be renewed for successive terms of 10 years. Additionally, two of the
Group’s 17 Directors are nominated by TCCC.
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
The following table summarises the transactions with TCCC that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Amounts affecting revenue(A)	147	149	140
Amounts affecting cost of sales(B)	(4,543)	(4,427)	(3,964)
Amounts affecting operating expenses(C)	26	4	25
Amounts affecting finance costs, net(D)	1	2	4
Total net amount affecting the consolidated income statement	(4,369)	(4,272)	(3,795)
(A)Amounts principally relate to fountain syrup and packaged product sales.
(B)Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice, as well as funding for marketing programmes.
(C)Amounts principally relate to certain costs associated with new product development initiatives and reimbursement of certain marketing expenses.
(D)Amounts relate to bank fee recharges for bank guarantees.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
187

Notes to the consolidated financial statements continued
The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Amounts due from TCCC	92	76
Amounts payable to TCCC	289	320
Terms and conditions of transactions with TCCC
Outstanding balances on transactions with TCCC are unsecured, interest free and generally settled in cash. Receivables from TCCC are considered to be fully recoverable.
Transactions with Cobega companies
Cobega, S.A. (Cobega) has significant influence over the Group, as defined by IAS 24 -
Related Party Disclosures. As at 31 December 2025, 21.26% of the total outstanding Shares of the Group were indirectly owned by Cobega through its ownership interest in Olive
Partners, S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, are nominated by Olive Partners, three of whom are affiliated with Cobega.
The principal transactions with Cobega are for the purchase of packaging materials and maintenance services for vending machines. The following table summarises the transactions with Cobega that directly impacted the consolidated income statement for the years presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Amounts affecting revenue(A)	1	1	1
Amounts affecting cost of sales(B)	(65)	(67)	(69)
Amounts affecting operating expenses(C)	(4)	(12)	(18)
Total net amount affecting the consolidated income statement	(68)	(78)	(86)
(A)Amounts principally relate to packaged product sales.
(B)Amounts principally relate to the purchase of packaging materials.
(C)Amounts principally relate to maintenance and repair services and transportation.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position for the periods presented:

	Year ended 31 December
	2025	2024
	€ million	€ million
Amounts due from Cobega	7	7
Amounts payable to Cobega	20	32
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
Associate investments also include the Group’s equity interests in early stage development companies as part of CCEP Ventures. In addition, the Group maintains an associate investment in a recycling facility located in the Philippines.
Other related parties include coordinators of container deposit schemes in certain
Australian states over which significant influence is held.
Certain defined benefit plan entities meet the definition of related parties. During 2025, the
Group contributed €31 million (2024: €14 million) to these retirement benefit arrangements.
The following table summarises the transactions with associates, joint ventures and other related parties:

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
188

Notes to the consolidated financial statements continued

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Net amounts affecting consolidated income statement – associates(A)	(74)	(66)	(68)
Net amounts affecting consolidated income statement – joint ventures(A),(B)	(6)	(56)	(28)
Net amounts affecting consolidated income statement – other related parties(A)	(143)	(86)	(85)
Total net amount affecting the consolidated income statement	(223)	(208)	(181)
(A)Amounts relate to container deposit scheme charges.
(B)Amounts relate to the purchase of certain raw materials.
The following table summarises the balances with associates, joint ventures and other related parties:

	Year ended 31 December
	2025	2024
	€ million	€ million
Amounts due from associates	—	6
Amounts payable to associates	13	2
Amounts payable to joint ventures	—	9
Amounts payable to other related parties	19	10
Terms and conditions of transactions with associates, joint ventures and other related parties
Outstanding balances on transactions are unsecured, interest free and generally settled in cash. Receivables are considered to be fully recoverable.
Refer to Note 29 for a listing of associates, joint ventures and other related parties.
Transactions with key management personnel
Key management personnel are the members of the Board of Directors and the members of the Executive Leadership Team. The following table summarises the total remuneration paid or accrued during the reporting period related to key management personnel:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Salaries and other short-term employee benefits(A)	24	33	31
Share-based payments	15	9	20
Termination benefits	—	7	—
Total	39	49	51
(A)Short-term employee benefits include wages, salaries and social security contributions, paid annual leave and paid sick leave, paid bonuses and non-monetary benefits.
The Group did not have any loans with key management personnel and was not party to any other transactions with key management personnel during the periods presented.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
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
Deferred tax liabilities are recognised for all taxable temporary differences, except:
■When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, unless it gives rise to equal taxable and deductible temporary differences; or
■In respect of taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:
■When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, unless it gives rise to equal taxable and deductible temporary differences; or
■In respect of deductible temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
190

Notes to the consolidated financial statements continued
2025, 2024 and 2023 results
The following table summarises the major components of income tax expense for the periods presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Current tax:
Current tax charge	636	596	555
Adjustment in respect of current tax from prior periods	(9)	(38)	(10)
Total current tax	627	558	545
Deferred tax:
Relating to the origination and reversal of temporary differences	27	(71)	11
Adjustment in respect of deferred income tax from prior periods	3	2	(22)
Relating to changes in tax rates or the imposition of new taxes	(67)	3	—
Total deferred tax	(37)	(66)	(11)
Income tax charge per the consolidated income statement	590	492	534
The following table summarises the taxes on items recognised in other comprehensive income and directly within equity for the periods presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Taxes charged/(credited) to OCI:
Deferred tax on net gain/loss on revaluation of cash flow hedges and other reserves	(24)	—	11
Deferred tax on net gain/loss on pension plan remeasurements	1	16	(43)
Current tax on net gain/loss on pension plan remeasurements	—	—	8
Total taxes charged/(credited) to OCI	(23)	16	(24)
Taxes charged/(credited) to equity:
Deferred tax charge/(credit): cash flow hedges	3	(7)	(31)
Deferred tax charge/(credit): share-based compensation	6	—	(1)
Total taxes charged/(credited) to equity	9	(7)	(32)
The effective tax rate was 23.0%, 25.4% and 24.2% for the years ended 31 December 2025,
31 December 2024 and 31 December 2023, respectively. The Parent Company of the Group is a UK company.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
191

Notes to the consolidated financial statements continued
Accordingly, the following tables provide reconciliations of the Group’s income tax expense at the UK statutory tax rate to the actual income tax expense for the periods presented:

	Year ended 31 December
	2025	2024	2023
	€ million	€ million	€ million
Accounting profit before tax from continuing operations	2,569	1,936	2,203
Tax expense at the UK statutory rate	642	484	518
Taxation of foreign operations, net(A)	14	28	43
Non-deductible expense items for tax purposes	—	16	15
Rate and law change impact, net(B)	(69)	3	—
Deferred taxes not recognised	9	(3)	(10)
Adjustment in respect of prior periods	(6)	(36)	(32)
Total provision for income taxes	590	492	534
(A)This reflects the impact, net of income tax contingencies, of having operations outside the UK, which are taxed at rates other than the statutory UK rate of 25.0% (2024: 25.0%; 2023: 23.5%).
(B)In 2025, Germany and Portugal both enacted law changes that reduced their corporate income tax rates in the future. The Group remeasured its deferred tax liabilities to reflect the impact of these changes. In
2024, New Zealand enacted a law change that removed tax depreciation from commercial properties from
1 April 2024. The Group recognised a deferred tax expense of €3 million to reflect the impact of this change.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
192

Notes to the consolidated financial statements continued
Deferred income taxes
The following table summarises the movements in the carrying amounts of deferred tax liabilities and assets by significant component during the periods presented:

	Franchise and other intangible assets	Property, plant and equipment	Financial assets and liabilities	Tax losses	Employee and retiree benefit accruals	Tax credits	Other, net	Total, net
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2023	3,191	248	8	(11)	(80)	(24)	45	3,377
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	(27)	(25)	1	(9)	4	—	(13)	(69)
Effect of tax rate changes on income statement	—	3	—	—	—	—	—	3
Amounts charged/(credited) directly to OCI	—	—	—	—	16	—	—	16
Amount charged/(credited) to equity	—	—	(7)	—	—	—	—	(7)
Acquired through business combinations	116	143	(69)	—	(10)	—	(10)	170
Balance sheet reclassifications	8	3	(1)	—	—	—	(10)	—
Effect of movements in foreign exchange	(10)	1	(1)	—	—	—	(6)	(16)
As at 31 December 2024	3,278	373	(69)	(20)	(70)	(24)	6	3,474
Amount charged/(credited) to income statement (excluding effect of tax rate changes)	30	(34)	62	(42)	14	(1)	1	30
Effect of tax rate changes on income statement	(62)	(5)	—	—	2	—	(2)	(67)
Amounts charged/(credited) directly to OCI	—	—	(24)	—	1	—	—	(23)
Amount charged/(credited) to equity	—	—	3	—	6	—	—	9
Balance sheet reclassifications	—	3	—	(2)	2	—	(5)	(2)
Effect of movements in foreign exchange	(104)	(14)	4	5	—	—	4	(105)
As at 31 December 2025	3,142	323	(24)	(59)	(45)	(25)	4	3,316
Analysed as follows:
						As at 31 December 2024		As at 31 December 2025
Deferred tax asset						(24)		(5)
Deferred tax liability						3,498		3,321

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
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

	Year ended 31 December
	2025		2024		2023
	€ million		€ million		€ million
	Gross amount	Tax effected	Gross amount	Tax effected	Gross amount	Tax effected
Tax losses expiring:
Within 10 years	17	4	4	1	—	—
Beyond 10 years	3	1	3	1	3	1
No time limit	846	203	1,261	253	1,391	264
	866	208	1,268	255	1,394	265
Tax credits expiring:
Within 10 years	57	57	60	60	57	57
Beyond 10 years	29	29	33	33	35	35
	86	86	93	93	92	92
Deductible temporary differences
No time limit	27	6	12	3	17	4
	27	6	12	3	17	4
Total	979	300	1,373	351	1,503	361
As at 31 December 2025, no deferred tax liability has been recognised in respect of €253 million
(2024: €271 million) of unremitted earnings in subsidiaries, associates and joint ventures.
Tax provisions
The Group is routinely under audit by tax authorities in the ordinary course of business.
Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to these tax matters that it believes appropriately reflect its risk. As at 31 December 2025,
€329 million (31 December 2024: €267 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
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
Global minimum top up tax
The Group has applied the exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top up tax in preparing its consolidated financial statements as at 31 December 2025.
The Group is in scope and is subject to top up tax in relation to its operations in a few countries. No material expense or liability has been recognised in the consolidated financial statements.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
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
During the years ended 31 December 2025, 31 December 2024 and 31 December 2023,
compensation expense related to our share-based payment plans totalled €47 million,
€45 million and €57 million, respectively. The expense arising from equity-settled share‑based payment transactions was €43 million for the year ended 31 December 2025
(2024: €42 million; 2023: €54 million).
Share options
Share options: (1) are granted with exercise prices equal to or greater than the fair value of the Group’s stock on the date of grant; (2) generally vest in three annual tranches over a period of 36 months; and (3) expire 10 years from the date of grant. Generally, when options are exercised, new Shares will be issued rather than issuing treasury Shares, if available.
No options were granted during the years ended 31 December 2025, 31 December 2024 and 31 December 2023. All options outstanding as at 31 December 2025, 31 December 2024 and 31 December 2023 were valued and had exercise prices in US dollars.
The following table summarises our share option activity for the periods presented:

	2025		2024		2023
	Shares	Average exercise price	Shares	Average exercise price	Shares	Average exercise price
	thousands	US$	thousands	US$	thousands	US$
Outstanding at beginning of year	24	39.00	920	37.42	2,272	35.30
Granted	—	—	—	—	—	—
Exercised	(24)	39.00	(895)	37.39	(1,352)	33.86
Forfeited, expired or cancelled	—	—	(1)	—	—	—
Outstanding at end of year	—	0.00	24	39.00	920	37.42
Options exercisable at end of year	—	0.00	24	39.00	920	37.42
There are no outstanding Share options as at 31 December 2025. The weighted average
Share price during the years ended 31 December 2025, 31 December 2024 and
31 December 2023 was US$88.54, US$73.60 and US$60.96, respectively.
The following table summarises the weighted average remaining life of options outstanding for the periods presented:

	2025		2024		2023
Range of exercise prices	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life	Options outstanding	Weighted average remaining life
US$	thousands	years	thousands	years	thousands	years
25.01 to 40.00	—	0.00	24	0.85	920	1.60
Total	—	0.00	24	0.85	920	1.60
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
There were 0.1 million, 0.2 million and 0.1 million unvested RSUs outstanding with a weighted average grant date fair value of US$68.66, US$59.31 and US$50.67 as at 31 December 2025,
31 December 2024 and 31 December 2023, respectively.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
195

Notes to the consolidated financial statements continued
PSU awards entitle the participant to the same benefits as RSUs. They generally vest subject to continued employment for a period of 36 months and the attainment of certain performance targets. There were 1.0 million, 1.1 million and 2.1 million of unvested PSUs, with weighted average grant date fair values of US$66.96, US$54.19 and US$48.95 outstanding as at 31 December 2025, 31 December 2024 and 31 December 2023, respectively.
The PSUs granted in 2025, 2024 and 2023 are subject to performance conditions of absolute EPS and ROIC, each with a 42.5% weighting, and to a sustainability metric, focused on the reduction of greenhouse gas emissions (CO2e) across our entire value chain, with a
15% weighting.
Key assumptions for grant date fair value
The following table summarises the weighted average grant date fair values per unit:

Restricted stock units and performance share units	2025	2024
Grant date fair value – service conditions (US$)	78.09	67.60
Grant date fair value – service and performance conditions (US$)	78.35	67.77
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
During the years ended 31 December 2025, 31 December 2024 and 31 December 2023 the
Group recognised a compensation expense related to the ESPP of €19 million, €17 million and €14 million, respectively.
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
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability.
When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
196

Notes to the consolidated financial statements continued
Provisions
The following table summarises the movement in each class of provision for the periods presented:

	Restructuring provision	Decommissioning provision	Other provisions(A)	Total
	€ million	€ million	€ million	€ million
As at 31 December 2023	116	15	28	159
Acquisition of CCBPI	3	—	55	58
Charged/(credited) to profit or loss:
Additional provisions recognised	219	1	10	230
Unused amounts reversed	(9)	—	(1)	(10)
Utilised during the period	(80)	—	(8)	(88)
Translation	1	—	—	1
As at 31 December 2024	250	16	84	350
Charged/(credited) to profit or loss:
Additional provisions recognised	74	2	8	84
Unused amounts reversed(B)	(7)	—	(33)	(40)
Utilised during the period	(181)	—	(9)	(190)
Translation	(1)	—	(7)	(8)
As at 31 December 2025	135	18	43	196
Non-current	23	18	15	56
Current	112	—	28	140
As at 31 December 2025	135	18	43	196
(A)Other provisions primarily relate to legal reserves, which are not considered material to the consolidated financial statements.
(B)The reversal of unused amounts primarily reflects a reduction in the provision previously recognised in relation to an ongoing labour law matter in Germany. Based on the latest assessment, no future cash outflows are expected in connection with this matter.
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
The period over which the decommissioning liabilities on leased buildings and cold drink equipment will be settled ranges from 1 to 26 years and 1 to 8 years, respectively.
Contingencies
Legal proceedings and tax matters
The Group is involved in various legal proceedings and tax matters and is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions.
The probability of loss for such contingencies is assessed and accrued as a liability and/or disclosed, as appropriate.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
197

Notes to the consolidated financial statements continued
Guarantees
In connection with ongoing litigation and tax matters in certain territories, guarantees of approximately €888 million have been issued (2024: €850 million). The Group was required to issue these guarantees to satisfy potential obligations arising from such litigation.
In addition, we have approximately €56 million of guarantees issued to third parties through the normal course of business (2024: €42 million). The guarantees have various terms and the amounts represent the maximum potential future payments that we could be required to make under the guarantees. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees issued.
Commitments
Commitments beyond 31 December 2025 are disclosed herein but not accrued for within the consolidated statement of financial position.
Purchase agreements
Total purchase commitments were €0.6 billion as at 31 December 2025. This amount represents non-cancellable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that we must purchase. All purchases made under these agreements have standard quality and performance criteria.
The Group has outstanding capital expenditure purchase orders of approximately
€310 million as at 31 December 2025. The Group also has other purchase orders raised in the ordinary course of business, which are settled in a reasonably short period of time.
Lease agreements
As at 31 December 2025, the Group had committed to a number of lease agreements that have not yet commenced. The minimum lease payments for these lease agreements totalled
€13 million.
Note 24
Other income
Other income for the year ended 31 December 2025 totalled €104 million
(31 December 2024: nil; 31 December 2023: €107 million).
During 2025, the Group recognised €30 million of other income related to additional consideration received from the sale of a property in Germany, and €74 million of other income related to gains on the sales of properties in Germany and Great Britain.
Note 25
Other current assets and assets held for sale
Other current assets
The following table summarises the Group’s other current assets as at the dates presented:

	Year ended 31 December
	2025	2024
Other current assets	€ million	€ million
Prepayments	155	202
VAT receivables	296	44
Miscellaneous receivables	208	212
Total other current assets	659	458

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
198

Notes to the consolidated financial statements continued
VAT receivables
In 2014, a dispute arose between the Spanish Tax Authorities (STA) and the Bizkaia Tax
Authorities (BTA) regarding which authority was responsible for refunding VAT to the Group for the years 2013–2016.
In 2022, following an Arbitration Board ruling, the Group received €252 million (including interest) from the BTA and recognised a further €25 million VAT receivable within other current assets, and a VAT payable of €57 million to the STA within trade and other payables, both including interest.
As at 31 December 2024, the VAT receivable balance of €25 million remained unchanged, while the VAT payable balance increased to €61 million as a result of interest charges.
On 24 July 2025, the Supreme Court of Spain issued its decision on the jurisdictional dispute and determined that:
■the STA is required to refund approximately €250 million (including interest) to the
Group; and
■the Group is required to repay approximately €287 million (including interest) to the
BTA for the amount received in 2022.
The net difference reflected previously recognised balance sheet positions.
The Supreme Court decision confirmed the principle of VAT neutrality.
As at 31 December 2025, the Group has recognised a €250 million VAT receivable from the STA within other current assets, and a €287 million VAT payable to the BTA within accrued taxes, included within trade and other payables. Both balances are expected to be settled concurrently.
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
Assets classified as held for sale as at 31 December 2025 and 31 December 2024 totalled
€33 million and €46 million, respectively. These assets primarily consist of properties expected to be sold in the near future.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
199

Notes to the consolidated financial statements continued
Note 26
Other non-current assets
The following table summarises the Group’s other non-current assets as at the dates presented:

	Year ended 31 December
	2025	2024
Other non-current assets	€ million	€ million
Retirement benefit surplus (Note 16)	206	176
Investments	56	54
Other	225	167
Total other non-current assets	487	397
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
The Group’s share of the profit or loss after tax of joint ventures and associates is reflected in the Group’s consolidated income statement within non-operating items.
Where the Group’s share of losses exceeds its interest in the equity accounted investee, the carrying amount of the investment is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Group has an obligation to make payments on behalf of the investee.
Financial assets at fair value through other comprehensive income relate to equity investments. These investments are not held for trading purposes; therefore, the Group has opted to recognise fair value movements through other comprehensive income.
There have been no significant changes in fair value of these investments during the period.
The following table summarises the Group’s carrying value of investments as at the dates presented:

	Year ended 31 December
	2025	2024
Investments	€ million	€ million
Investments accounted using equity method	35	40
Financial assets at fair value through other comprehensive income(A)	21	14
Total investments	56	54
(A)Changes in equity investments for the year ended 31 December 2025 were due to additional investments in existing investees and the acquisition of new investments.
Note 27
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
Approximately 88% and 90% of the Group’s interest bearing borrowings were comprised of fixed rate borrowings at 31 December 2025 and 31 December 2024, respectively.
The Group also modifies its interest rate exposure through the use of interest rate swaps.
As at 31 December 2025 and 31 December 2024, the notional value of the Group’s interest rate swaps was €882 million and €1,060 million, respectively.
If interest rates on the Group’s floating rate debt were adjusted by 1% for the years ended
31 December 2025, 31 December 2024 and 31 December 2023, the Group’s finance costs and pre-tax equity would change on an annual basis by approximately €8 million, €8 million and €9 million, respectively. This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
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
The Group is also exposed to the risk of changes in currency exchange rates between
US dollar and euro in relation to its US dollar denominated borrowings. This risk is managed by entering into cross currency swaps upon issuance, thereby mitigating the foreign currency exchange risk in its entirety.
The Group’s main foreign currency exchange rate exposure relates to the changes in value of the euro and US dollar against other currencies. The following tables demonstrate the sensitivity to a reasonably possible change in the euro and US dollar exchange rates, with all other variables held constant. The impact on the Group’s profit before taxes is due to the changes in the fair value of the monetary assets and liabilities denominated in currencies other than the functional currencies in which they are measured. The impact on the Group’s pre-tax equity is due to changes in the fair value of foreign currency contracts designated as cash flow hedges.
The Group’s exposure to foreign currency changes for all other currencies is not material.

	Year ended 31 December
Profit before taxes impact of non-functional foreign currency exchange exposure	2025	2024	2023
	€ million	€ million	€ million
10% appreciation in the euro	(5)	(9)	(8)
10% depreciation in the euro	5	9	8
10% appreciation in the US dollar	(4)	(8)	2
10% depreciation in the US dollar	4	8	(2)

	Year ended 31 December
Pre-tax equity impact of non-functional foreign currency exchange exposure	2025	2024	2023
	€ million	€ million	€ million
10% appreciation in the euro	(38)	(33)	(6)
10% depreciation in the euro	38	33	6
10% appreciation in the US dollar	109	108	79
10% depreciation in the US dollar	(109)	(108)	(79)
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
The following table demonstrates the sensitivity to reasonably possible changes in commodity prices at the reporting date, with all other variables held constant. The impact on the Group’s pre-tax equity is due to changes in the fair value of commodity hedges designated as cash flow hedges. The impact on the Group’s profit before taxes is immaterial as the vast majority of commodity derivatives are designated as hedging instruments in cash flow hedges. As at 31 December 2025, there were €24 million
(31 December 2024: €33 million) of outstanding non-designated commodity hedges
(refer to Note 13 for further details).

	Year ended 31 December
	2025	2024	2023
Commodity price risk	€ million	€ million	€ million
10% increase in commodity prices equity gain	113	166	144
10% decrease in commodity prices equity loss	(113)	(166)	(144)
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
minimise counterparty risk. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. Included in trade and other payables is €10 million (2024: €18 million) related to collateral received from counterparties.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
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
The Group has amounts available for borrowing under a €1.80 billion multi currency credit facility (2024: €1.80 billion) with a syndicate of 12 banks. This credit facility matures in 2030 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Group’s working capital needs. Based on information currently available, the Group has no indication that the financial institutions participating in this facility would be unable to fulfil their commitments as at the date of these financial statements. The current credit facility contains no financial covenants that would impact the Group’s liquidity or access to capital. As at 31 December 2025, the Group had no amounts drawn under this credit facility.
The Group operates a sustainability-linked supply chain finance programme. The facility is provided by a third party bank and helps our suppliers get paid earlier than under contractual credit terms. Supplier balances under supply chain finance facilities are disclosed in Note 15.
The following table summarises the maturity profile of the Group’s financial liabilities as at
31 December 2025. The amounts are presented on a gross, undiscounted basis and include contractual interest payments, excluding the effects of any netting arrangements.
Balances due within 12 months approximate their carrying amounts, as the impact of discounting is not significant.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Financial liabilities	€ million	€ million	€ million	€ million	€ million
31 December 2025
Trade and other payables	5,450	5,450	—	—	—
Amounts payable to related parties	341	341	—	—	—
Borrowings	11,280	517	3,092	2,880	4,791
Derivatives	246	99	68	19	60
Lease liabilities	779	179	275	131	194
Total financial liabilities	18,096	6,586	3,435	3,030	5,045
31 December 2024
Trade and other payables	5,319	5,319	—	—	—
Amounts payable to related parties	373	373	—	—	—
Borrowings	11,886	1,376	2,332	2,916	5,262
Derivatives	206	45	58	15	88
Lease liabilities	787	172	269	142	204
Total financial liabilities	18,571	7,285	2,659	3,073	5,554

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
202

Notes to the consolidated financial statements continued
Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and appropriate capital ratios are maintained to support the Group’s business and maximise shareholder value. The Group’s credit ratings are periodically reviewed by rating agencies. Currently, the Group’s long-term ratings from Moody’s and Fitch are A3 and A-, respectively. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of
TCCC. Should the credit ratings be adjusted downwards, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
The capital structure is managed and, as appropriate, adjustments are made in light of changes in economic conditions and the Group’s financial policy.
The Group monitors its operating performance in the context of targeted financial leverage by comparing the ratio of net debt with comparable EBITDA. Net debt is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/
liabilities related to borrowings, net of cash and cash equivalents and short-term investments. Comparable EBITDA is calculated as EBITDA and adjusted for items impacting comparability.
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
Note 28
Significant events after the reporting period
On 17 February 2026, the Group announced its intention to return up to €1 billion to shareholders through a coordinated share buyback programme to be completed by the end of February 2027. The initial tranche has commenced and is being executed under the authority granted by the 2025 Annual General Meeting of Shareholders (AGM).
Subject to requisite approvals, the programme will continue under authorities granted by future general meetings. All repurchased shares will be cancelled. The programme may be suspended, modified or discontinued at any time, subject to applicable laws and regulations.
On 26 February 2026, the Group issued €300 million of floating rate debt maturing on
26 February 2028.
Related to the dispute between the Spanish Tax Authorities (STA) and the regional tax authorities of Bizkaia (Basque Country) described in Note 25, on 9 March 2026 the Group received a proposed VAT assessment for years 2020 to 2022, for approximately
€215 million inclusive of interest.
For the periods to which the proposed assessment relates, VAT refunds were settled by the STA. We believe that the Group will continue to be held neutral in respect of the dispute.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
203

Notes to the consolidated financial statements continued
Note 29
Group companies
In accordance with section 409 of the Companies Act 2006, a full list of the Group’s subsidiaries, partnerships, associates, joint ventures and other undertakings as at 31 December 2025 is disclosed below, along with the country of incorporation, the registered address and the effective percentage of equity owned at that date. Unless otherwise stated, each entity has a share capital comprising a single class of ordinary shares and is wholly owned and indirectly held by CCEP.

Name	Country of incorporation	% equity interest	Registered address
Subsidiaries
Agua De La Vega Del Codorno, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aguas De Cospeito, S.L.U.	Spain	100%	Crta. Pino km. 1 - 2, 27377, Cospeito (Lugo), Spain
Aguas De Santolin, S.L.U.	Spain	100%	C/ Real, s/n 09246, Quintanaurria, Burgos, Spain
Aguas Del Maestrazgo, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Aguas Del Toscal, S.A.U.	Spain	100%	Ctra. de la Pasadilla, km, 3-35250, ingenio (Gran Canaria), Spain
Aguas Vilas Del Turbon, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Associated Products & Distribution Proprietary	Australia	100%(O)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%	Avda. Alcalde Alfonso Molina, S/N-15007, (A Coruna), Spain
Beganet, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950, Esplugues de Llobregat, Spain
BL Bottling Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
BNI B.V.	Netherlands	100%(A)	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
BNII Inc.	Philippines	100%	26/F Uptown Eastgate, 11th Avenue corner 36th Street, Bonifacio Global City, Taguig, Philippines
BNI (Finance) B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Bottling Great Britain Limited	United Kingdom	100%(D)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Bottling Holding France SAS	France	100%	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Bottling Holdings (Netherlands) B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Bottling Holdings Europe Limited	United Kingdom	100%(B)(E)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Brewhouse Investments Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Can Recycling (S.A.) Pty. Ltd.	Australia	100%(B)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%(I)	Stralauer Allee 4, 10245, Berlin, Germany
CC Verpackungsgesellschaft mit beschraenkter Haftung	Germany	100%	Schieferstrasse 20, 06126, Halle (Saale), Germany
CCEP Aboitiz Beverages Philippines, Inc.	Philippines	60%	NAC Tower, 32nd Street, Bonifacio Global City, Taguig City, 1634, Philippines
CCEP Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Finance (Australia) Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
204

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
CCEP Finance (Ireland) Designated Activity Company	Ireland	100%	3 Dublin Landings, North Wall Quay, Dublin, D01 C4E0, Ireland
CCEP Group Services Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (APS) Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Holdings (Australia) Pty Ltd	Australia	100%(A)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Holdings Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
CCEP Holdings Sverige AB	Sweden	100%	Dryckesvägen 2 C, 136 87, Haninge, Sweden
CCEP Holdings UK Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Scottish Limited Partnership	United Kingdom	100%(P)	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ, United Kingdom
CCEP Ventures Australia Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
CCEP Ventures Europe Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCEP Ventures UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
CCIP Soporte, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Classic Brand (Europe) Designated Activity Company	Ireland	100%	Charlotte House, Charlemont Street, Saint Kevin's, Dublin, D02 NV26, Ireland
Cobega Embotellador, S.L.U.	Spain	100%	Avda Paisos Catalans, 32, 08950, Esplugues de Llobregat, Spain
Coca-Cola Bottlers Business Services, Inc.	Philippines	60%	2nd Floor, Annex Building, 10 Obrero Street, Bagumbayan, Quezon City, 1103, Philippines
Coca-Cola Europacific Aboitiz Philippines, Inc.	Philippines	60%(R)	28th and 29th Floors, Uptown Eastgate Building, 11th Avenue, corner 36th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Coca-Cola Europacific Partners (CDE Aust) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners (Fiji) Pte Limited	Fiji	100%	Lot 1, Ratu Dovi Road, Laucala Beach Estate, Nasinu, Fiji
Coca-Cola Europacific Partners (Initial LP) Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners (Scotland) Limited	United Kingdom	100%	52 Milton Road, College Milton, East Kilbride, Scotland, G74 5DJ, United Kingdom
Coca-Cola Europacific Partners API Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Australia Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Coca-Cola Europacific Partners Belgium SRL/BV	Belgium	100%	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Deutschland GmbH	Germany	100%(F)	Stralauer Allee 4, 10245, Berlin, Germany
Coca-Cola Europacific Partners France SAS	France	100%(G)	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Coca-Cola Europacific Partners Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings Great Britain Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Holdings NZ Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Holdings US, Inc.	United States	100%(A)(D)	Corporation Trust Center, 1209 Orange Street, Wilmington DE, USA
Coca-Cola Europacific Partners Iberia, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
205

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Coca-Cola Europacific Partners Investments (Singapore) Pte. Ltd.	Singapore	100%	9 Raffles Place, #26-01 Republic Plaza, Singapore, 048619, Singapore
Coca-Cola Europacific Partners Ísland ehf.	Iceland	100%	Studlahals 1, 110, Reykjavik, Iceland
Coca-Cola Europacific Partners Luxembourg sàrl	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Coca-Cola Europacific Partners Nederland B.V.	Netherlands	100%	Marten Meesweg 25 J, 3068 AV, Rotterdam, Netherlands
Coca-Cola Europacific Partners New Zealand Limited	New Zealand	100%	The Oasis, 19 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Coca-Cola Europacific Partners Norge AS	Norway	100%	Robsrudskogen 5, Lørenskog, 1470, Norway
Coca-Cola Europacific Partners Papua New Guinea Limited	Papua New Guinea	100%	Section 23, Allotment 14, Milfordhaven Road, LAE, Morobe Province, 411, Papua New Guinea
Coca-Cola Europacific Partners Pension Scheme Trustees Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Portugal Unipessoal LDA	Portugal	100%	Quinta da Salmoura - Cabanas-2925-362 Azeitão, Setúbal, Portugal
Coca-Cola Europacific Partners Services Bulgaria EOOD	Bulgaria	100%(A)	2 Donka Ushlinova Street, Garitage Park, Office Building 4, floor 6, Sofia, 1766, Bulgaria
Coca-Cola Europacific Partners Services Europe Limited	United Kingdom	100%	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Coca-Cola Europacific Partners Services, Inc.	Philippines	100%	26/F Uptown Eastgate, 11th Avenue corner 36th Street, Bonifacio Global City, Taguig, Philippines
Coca-Cola Europacific Partners Services SRL	Belgium	100%(N)	Chaussée de Mons 1424, 1070 Brussels, Belgium
Coca-Cola Europacific Partners Sverige AB	Sweden	100%	136 87, Haninge, Sweden
Coca-Cola Europacific Partners US, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware, USA
Coca-Cola Europacific Partners US II, LLC	United States	100%	Corporation Trust Center, 1209 Orange Street, Wilmington 19801, Delaware, USA
Coca-Cola Europacific Partners Vanuatu Limited	Vanuatu	100%	1st Floor, Govant Building, Kumul Highway, Port Vila, Vanuatu
Coca-Cola Immobilier SCI	France	100%(G)	9 chemin de Bretagne, 92784, Issy-les-Moulineaux, France
Coca-Cola Production SAS	France	100%	Zone d' entreprises de Bergues, 59380, Commune de Socx, France
Compañía Asturiana De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Nava, 18- 3ª (Granda) Siero - 33006, Oviedo, Spain
Compañía Castellana De Bebidas Gaseosas, S.L.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%	Av. Real Monasterio de Sta., Maria de Poblet, 3646930, Quart de Poblet, Spain
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%	C/ Ibaizábal, 57, Galdakao, 48960, Bizkaia, Spain
Compañía Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%	C/ Ribera Del Loira 20-22, 2a Planta, 28042, Madrid, Spain
Cosmos Bottling Corporation	Philippines	59.71%	28th and 29th Floors, Uptown Eastgate Building, 11th Avenue, corner 36th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Crusta Fruit Juices Proprietary Limited	Australia	100%(J)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Developed System Logistics, S.L.U.	Spain	100%	Av. Henry Ford 25, Manzana 19, Complejo Pq.Ind.Juan, CARLOS I, 46220, Picassent, Valencia, Spain
GR Bottling Holdings UK Limited	United Kingdom	100%(A)	Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ, United Kingdom
Lusobega, S.L.	Spain	100%	C/ Ibaizábal, 57, 48960, Bizkaia, Galdakao, Spain

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
206

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Luzviminda Land Holdings, Inc.	Philippines	24%(T)	28th and 29th Floors, Uptown Eastgate Building, 11th Avenue, corner 36th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Madrid Ecoplatform, S.L.U.	Spain	100%	C/Pedro Lara, 8 Pq. Tecnologico de Leganes, 28919, (Leganes), Spain
Matila Nominees Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Bottled Water Co Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail SA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Co. (QLD) Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail Springwater Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Neverfail WA Pty. Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Pacbev Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Paradise Beverages (Fiji) Pte Limited	Fiji	100%	122-164 Foster Road, Walu Bay, Suva, Fiji
PEÑA Umbria S.L.U.	Spain	100%	Av. Real Monasterio de Sta., Maria de Poblet, 3646930, Quart de Poblet, Spain
Philippine Bottlers, Inc.	Philippines	60%	28th and 29th Floors, Uptown Eastgate Building, 11th Avenue, corner 36th Street, Bonifacio Global City, Taguig City, 1634, Philippines
PT Coca-Cola Bottling Indonesia	Indonesia	100%(C)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
PT Coca-Cola Distribution Indonesia	Indonesia	100%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
Purna Pty. Ltd.	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Real Oz Water Supply Co (QLD) Pty Limited	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Refrescos Envasados Del Sur, S.L.U.	Spain	100%	Autovía del Sur A-IV, km.528- 41309, La Rinconada, Sevilla, Spain
Sale Proprietary Co 1 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 2 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 3 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 4 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 5 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 6 Pty Ltd	Australia	100%(D)	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Sale Proprietary Co 7 Pty Ltd	Australia	100%	Level 13, 40 Mount Street, North Sydney NSW 2060, Australia
Samoa Breweries Limited (SBL)	Samoa	100%	Vaitele Industrial Zone, Vaitele Tai, Faleata Sisifo, Samoa
WB Investment Ireland 2 Limited	Ireland	100%	3 Dublin Landings, North Wall Quay, Dublin, D01 C4E0, Ireland
WBH Holdings Luxembourg SCS	Luxembourg	100%	2, Rue des Joncs, L-1818, Howald, Luxembourg
Wir Sind Coca-Cola GmbH	Germany	100%	Stralauer Allee 4, 10245, Berlin, Germany

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
207

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Joint Ventures
Circular Economy Systems Pty Ltd	Australia	50%	Maddocks, Angel Place, Level 27, 123 Pitt Street, Sydney NSW 2000, Australia
PT Amandina Bumi Nusantara	Indonesia	50%	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
Associates
Aitonomi AG	Switzerland	14.7%	Bruderhausstrasse 10, 6372, Ennetmoos, Switzerland
Aitonomi AI GmbH	Switzerland	14.7%	Pietschenstrasse 20, 3952 Susten, Switzerland
Aitonomi Automation GmbH	Germany	14.7%	Wiesenstrasse 70, C8, 40549 Duesseldorf, Germany
Aitonomi GmbH	Germany	14.7%	Wiesenstrasse 70, C8, 40549 Duesseldorf, Germany
Aitonomi Inc.	United States	14.7%	108 West 13th St, Wilmington, Newcastle, DE 19801, USA
Aitonomi LLC	Saudi Arabia	14.7%	2915 Musa Ibn Nussaiyr, Al Olaya, Riyadh 12241, Saudi Arabia
Aitonomi Ltd	South Africa	14.7%	3rd Floor, DeVille Centre, CNR Wellington/Main, Durbanville 7550, South Africa
Aitonomi Ltd.	United Kingdom	14.7%	Innovation Centre, Gallows Hill, Warwick, England, CV34 6UW
Aitonomi Power GmbH	Germany	14.7%	Wiesenstrasse 70, C8, 40549 Duesseldorf, Germany
Aitonomi Quantum GmbH	Germany	14.7%	Wiesenstrasse 70, C8, 40549 Duesseldorf, Germany
Aitonomi SRL	Italy	14.7%	Via Alessandro Volta, 13A, 39100 Bolzano BZ, Italy
Birtingahúsið ehf.	Iceland	34.5%	Laugavegur 174, 105, Reykjavík, Iceland
CC Digital GmbH	Germany	50%	Stralauer Allee 4, 10245, Berlin, Germany
Circular Plastics Australia (PET) Holdings Pty Ltd	Australia	16.67%	Building 1' Level 5, 658 Church Street, Cremorne VIC 3121, Australia
Circular Plastics Australia (PET) Pty Ltd	Australia	16.67%	Building 1' Level 5, 658 Church Street, Cremorne VIC 3121, Australia
Circular Plastics Australia (PET) VIC Pty Ltd	Australia	16.67%	Building 1' Level 5, 658 Church Street, Cremorne VIC 3121, Australia
Coca-Cola Foundation Philippines, Inc.	Philippines	30%	27th Floor, Six Neo Building, 5th Avenue corner 26th Street, Bonifacio Global City, Taguig City, 1634, Philippines
Endurvinnslan hf.	Iceland	20%	Knarravogur 4, 104 Reykjavik, Iceland
Exchange for Change (ACT) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Exchange for Change (NSW) Pty Ltd	Australia	20%	Building C, Suite 6, Level 1, 1 Homebush Bay Drive, Rhodes NSW 2138, Australia
Infineo Recyclage SAS	France	49%(H)	Sainte Marie la Blanche, 21200, Dijon, France
Innovative Tap Solutions Inc.	United States	21.8%	300 Brookside Avenue, Ambler, PA 19002, USA
Ionech Limited	United Kingdom	15.27%	6th Floor, Manfield House, 1 Southampton Street, London, WC2R 0LR, United Kingdom
Kollex GmbH	Germany	20%	Kottbusser Damm 25-26, 10967, Berlin, Germany
PETValue Philippines Corporation	Philippines	18%	Wilkins Plant, CM Delos Reyes, Gateway Business Park, Brgy. Javalera, General Trias, Cavite, Philippines

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
208

Notes to the consolidated financial statements continued

Name	Country of incorporation	% equity interest	Registered address
Other related parties
CCEAP Foundation Incorporated	Philippines	—%	28F 6 Neo, 5th Avenue corner 26th Street, Bonifacio Global City, Taguig City, Philippines
Coca-Cola Bottlers Business Service Inc. Retirement Plan	Philippines	—%(Q)	2nd Floor, Annex Building, 10 Obrero Street, Bagumbayan, Quezon City, 1103, Philippines
Coca-Cola Bottlers Philippines, Inc. Retirement plan	Philippines	—%(Q)	20th Floor, San Miguel Properties Centre 7, St. Francis Street, Ortigas Center, Mandaluyong City, Philippines
Coca-Cola Europacific Partners plc Employee Benefit Trust	Jersey (Channel Islands)	—%(S)	Computershare Trustees (Jersey) Limited, 13 Castle Street, St Helier, JE1 1ES, Jersey
Container Exchange (QLD) Limited	Australia	—%(L)	Level 13, 295 Ann Street, Brisbane City QLD 4000, Australia
Mahija Parahita Nusantara Foundation	Indonesia	—%(L)	South Quarter Tower C, 22nd (P) Floor, Jalan R.A. Kartini, Kav.8, Cilandak Barat, Cilandak, South Jakarta, 12430, Indonesia
Nafura Advanced Technologies Limited	United Kingdom	20.97%	C/O Deep Science Ventures 46-54 High Street, Ingatestone, Ingatestone, Essex, London, United Kingdom, CM4 9DW
TasRecycle Limited	Australia	—%(M)	Level 1, 162 Macquarie Street, Hobart TAS 7000, Australia
VicReturn Limited	Australia	—%(M)	C/- Automic Group, Level 12, 530 Collins Street, Melbourne VIC 3000, Australia
WA Return Recycle Renew Ltd	Australia	—%(L)	Unit 4, Level 1, 1 Centro Avenue, Subiaco WA 6008, Australia
(A)100% equity interest directly held by Coca-Cola Europacific Partners plc.
(B)Class A and B ordinary shares.
(C)Series A, B, C and D shares.
(D)Including preference shares issued to the Group.
(E)2% equity interest directly held by Coca-Cola Europacific Partners plc (100% of A ordinary shares in issue).
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
(P)Limited partnership.
(Q)Registered defined benefit plan entity.
(R)Name change from Coca-Cola Beverages Philippines, Inc. effective 13 January 2025 .
(S)Employee Benefit Trust established for the purpose of facilitating the acquisition and distribution of CCEP
Shares for the benefit of satisfying the Group’s share-based payments obligations under its existing and future share-based compensation plans.
(T)40% equity interest directly held by Coca-Cola Europacific Aboitiz Philippines, Inc (CCEAP), which is 60%
owned by the Group, resulting in an effective ownership of 24% by the Group. Luzviminda Land Holdings, Inc.
(LLHI)’s equity consists of two classes of shares: common shares, which are 100% held by CCEAP, and preferred shares, which are 100% owned by the Coca-Cola Bottlers Philippines, Inc. Retirement Plan.
Although the majority of voting rights attach to the preferred shares, the Group has power over LLHI through its involvement with the retirement plan, as well as exposure to variable returns and the ability to use its power over LLHI to affect those returns. As such, the Group consolidates LLHI’s financial position and results.
Note 30
Subsidiaries exempt from audit
The following UK subsidiary will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2025.

Name	Registration number
CCEP Holdings (APS) Limited	12982568

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
221

SUSTAINABILITY STATEMENT

This sustainability statement provides an overview of CCEP’s governance and performance related to material sustainability topics. It includes CCEP’s double materiality assessment (DMA)
and resulting disclosures in line with the European
Sustainability Reporting Standards (ESRS) (excluding
references to EU taxonomy), which we are disclosing against
on a voluntary basis.

Inside this section
222	ESRS 2 General disclosures
225	– Our double materiality assessment
226	– Material ESG-related impacts and risks
228	Environment
228	– Climate change (E1)
232	– Climate-related risks and opportunities (E1)
239	– Packaging (E5)
242	– Water and nature (E2, E3, E4)
246	Social
246	– Own workforce (S1)
249	– Communities (S3)
251	Policies and procedures
253	Key performance data related to ESRS material topics
257	Other entity specific metrics
258	Sustainability metrics methodology
277	Incorporation by reference
278	ESRS 2 – Appendix A
282	ESRS 2 – Appendix B

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
222

General disclosures ESRS 2
ESRS structure and requirements
This is CCEP’s second year of voluntarily reporting in
accordance with the ESRS. This statement has been
prepared for the year ended 31 December 2025 and covers
the period from 1 January 2025 to 31 December 2025. This is
aligned with our previous sustainability reports.
In 2025, we updated our This is Forward sustainability
action plan to include the Philippines, and to focus on the
social and environmental issues which matter most to our
stakeholders and where we can make the biggest
difference across our markets. While some metrics
excluded the Philippines in our 2024 Annual Report, in this
report all disclosed metrics are reported at a Group level,
unless otherwise indicated.
Based on the refresh of our DMA conducted in 2025, we
have added S1 as a material topic related to employee
health and safety and gender diversity to our 2025
sustainability statement.
Due to their interconnectedness and similarity of impacts,
our material water, biodiversity and pollution impacts have
been combined into one water and nature section covering
E2, E3 and E4.
To maintain readability, we incorporated some ESRS
disclosures by reference to other pages within the annual
report, which sit outside the sustainability statement, these are listed on page 277. A full list of ESRS disclosures is
provided in ESRS Appendix A, on pages 278–281.
Basis for preparation and transition
We use an operational control approach for greenhouse
gas (GHG) emissions. We have restated our 2019 baseline
data and prior years 2020–2024 to reflect updated data,
such as ingredients and plastic packaging emission factors,
and updated packaging collection rates, particularly in
Europe. In 2025, the restatement of our baseline figures for
2019 and 2020–2024 represented less than 0.5% of
our 2019 baseline.
Our DMA and sustainability statement cover our own
operations in all regions, our upstream and downstream
value chain, and include potentially affected communities.
Upstream operations include ingredient production
and distribution, packaging material sourcing and
manufacturing. The sourcing and production of inputs used
in agricultural processes are excluded. Downstream
operations include retail and consumer sales, consumption
and packaging end of life management.
Throughout our statement we have considered time
horizons aligned with our financial statements: short (up to
1 year), medium (1 to 5 years) and long term (over 5 years).
Data is consolidated on the same basis as the financial
statements.
As further guidance is developed, we will refine our
disclosures. Areas of uncertainty remain, including measuring impacts on nature and quantifying supply chain impacts.
Sources of estimation
In applying reporting guidance for the sustainability
statement, management made judgements, estimates and
assumptions, including monetary amounts, that may affect
the reported information. The estimates and assumptions
are based on industry standards, experience and various
other factors that are believed to be reasonable.
The use of estimates and indirect data sources, such as
sector-average data or proxies, is explained in our 2025
methodology and is incorporated by reference in our
sustainability statement.
Approximately 2% of our value chain carbon footprint uses
estimated data. Our climate scenario analysis is based on
external climate models. We have estimated the
cumulative operating profit impact of our climate scenarios
over the short, medium and long term (without mitigation
measures); see page 232.
Packaging collection rates are based on weighted averages
of national collection rates, collected for recycling rates(A), recycling rates(B) or refillable rates. Water replenishment
project volumes are either measured or estimated using
the Volumetric Water Benefit Accounting (VWBA)
methodology, based on data available from replenishment
projects.
We have documented all calculations, including estimates,
in our 2025 methodology; see pages 258–276.
Other relevant information
We continue to disclose information on topics important
to our business, but not assessed as material by our DMA.
This includes metrics related to the reduction of sugar in our drinks and community investment. These metrics are
presented in our data tables on page 257, and are not
reported in line with ESRS.
We report against other sustainability standards, including
the UK Listing Rule 6.6.6R(8) on climate-related disclosures and climate-related financial disclosures, outside this
sustainability statement. A cross reference table is on page
277. Our reporting to voluntary standards, such as the Global
Reporting Initiative (GRI), is available on our website.
Our targets related to our material topics are all voluntary and not required by legislation unless otherwise stated.
(A)Collection for recycling rate – measures packaging that is collected in a market to then be sorted for recycling.
(B)Recycling rate – measures packaging at the point in the sorting process where it does not need to undergo any further processing before it is turned into recycled content, as defined by the EU
Packaging and Packaging Waste Regulation (PPWR).

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
223

General disclosures ESRS 2 continued
Sustainability governance
Board-level governance
Our Board oversees sustainability impacts, risks and
opportunities, including climate-related topics, and is
supported by the Environmental, Social and Governance
(ESG) and Audit Committees. At CCEP, ESG and sustainability
are used interchangeably. The Board oversees and
assesses CCEP’s Group wide strategy, including
sustainability-related considerations, targets,
commitments and plans to reduce GHG emissions. This
governance structure is consistent with prior years.
The Remuneration Committee reviewed performance
against CCEP’s GHG emissions reduction targets to inform
vesting outcomes for the Long-Term Incentive Plan (LTIP).
Management supports the Board Committees throughout
the year. The annual Board session on risk includes a review of climate and other ESG-related risks. The ESG Committee
report, on page 91, sets out the key topics considered by
the Committee, including the update to This is Forward, the
integration of the Philippines into This is Forward and the
2025 reporting cycle, and updates related to our 2030
carbon reduction plan and GHG emissions.
Management-level governance
Ownership and governance for sustainability-related risks
and opportunities, and driving progress against our
commitments is embedded throughout our business.

Statement on due diligence The following provides a mapping of the main aspects of due diligence as reflected in our sustainability statement.
Core elements of due diligence	Location in the Annual Report
a) Embedding due diligence in governance, strategy and business model	Pages 96, 223–224, 251–252
b) Engaging with affected stakeholders in all key steps of the due diligence	Pages 28–29, 223, 225, 229, 241, 245, 248, 250
c) Identifying and assessing adverse impacts	Page 225
d) Taking actions to address those adverse impacts	Pages 228–231, 239–241, 242–245, 246–248,
e) Tracking the effectiveness of these efforts and communicating	Pages 228–231, 239, 242–247, 249
Risk management is a key responsibility for all senior
leadership, who are assigned ownership of specific risks,
including climate-related risks. Principal risks are evaluated annually, with additional quarterly assessments for
associated sub-risks, as part of our Enterprise Risk
Management (ERM) process; see page 32.
Key leadership and management with responsibility
for our material risks and impacts are outlined in the ESG
governance framework on page 224. The main discussion
forum for the Executive Leadership Team (ELT) on ESG and
climate matters is the Sustainability Steering Committee
(SSC). Modern slavery, human rights, other policies and
Code of Conduct (CoC) matters are considered by the
Compliance and Risk Committee (CRC).
Multiple cross functional working groups, led by key
management, are focused on developing the strategy and
delivering against our This is Forward targets. Working
groups meet regularly and bring items for information,
review and decision making to the SSC and Board
Committees. In 2025, the SSC reviewed CCEP’s progress
against its 2030 carbon reduction plan and agreed next
steps. The SSC will continue to review the development of
our long-term climate transition roadmap against relevant
guidance as it develops.
Sustainability is embedded into the operations of the Board
and its Committees as well as the key management level
committees.
Further information about the duties, composition and
diversity of the Board, its Committees and management, as
well as internal control and risk management, can be found on pages 61–69. This includes the skills and experience of the
Board and ELT.
Risk management and internal controls over
sustainability
A general description of our risk and internal control processes is in the Principal risks and Internal control and risk
management sections in this report; see pages 32 and 41. CCEP has implemented clear ownership of metrics published in the
sustainability statement, up to Board oversight of material
topics. Controls, established methodologies and policies are in place to support accurate and complete reporting on ESG-
related metrics.
In 2025, CCEP developed additional internal controls related to material environmental metrics and enhanced processes
for identifying, disclosing and managing material topics. This includes implementing new technology to better track and
document external reporting and increased controls over
operational data sources. We will continue to develop our ESG internal control framework in 2026.
Stakeholder engagement
Our stakeholders play a vital role in our success. We
regularly engage with our people, shareholders, franchisors, consumers, customers, suppliers and communities. We use
a variety of engagement methods, depending on the
stakeholder and intended outcome. We use townhalls,
surveys, quarterly updates, ad hoc conferences, roadshows
and regular meetings to maintain open communication with
our stakeholders. Their insights are used to set our targets and strategy, and ensure we are focused on areas that
matter most. We also monitor and assess our stakeholder
relationships through our established engagement
processes and regular management reporting. More details
of our ESG-related engagement are located throughout our
sustainability statement. For additional details on CCEP
Board level stakeholder engagement see pages 28–29.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
224

General disclosures ESRS 2 continued
ESG governance framework

The Board Met eight times in 2025
■Sets the sustainability strategy
■Has primary oversight of sustainability-related impacts, risks and opportunities (including climate-related risks and opportunities)
■Receives feedback on ESG-related issues from Committee Chairs and via the CEO report

ESG Committee
Met six times in 2025(A)
■Responsible for overseeing performance
against This is Forward strategy and goals
■Reviews environmental and social-related
risks and opportunities, including climate-
related risks and GHG emissions reduction
targets
■Oversees ESG reporting, disclosures
and assurance

Nomination Committee
Met six times in 2025
■Reviews the size, structure, composition
and skills of the Board to make sure it
remains effective
■Ensures there is sufficient expertise on the
Board in areas such as risk and ESG matters

Remuneration Committee
Met five times in 2025
■Aligns the Group’s remuneration policy to
reinforce the achievement of sustainability
targets
■Oversees performance outcomes from
the LTIP, which has a 15% performance
weighting allocated to the reduction
of GHG emissions

Audit Committee
Met seven times in 2025(A)
■Oversees the Group’s risk management
framework, including the annual enterprise risk
assessment and identification of principal and
emerging risks such as climate‑related risks
■Monitors progress against key climate and
sustainability metrics
■Oversees financial reporting and associated
ESG disclosures
■Reviews sustainability‑related metrics used in
capital expenditure decisions

Executive Leadership Team (ELT) Meets regularly throughout the year
Climate responsibility lies with the Chief Executive Officer, Chief Customer Service and Supply Chain
Officer and Chief Public Affairs, Communications and Sustainability Officer, who are responsible for providing management updates on climate-related topics to the Board and its Committees

Sustainability Steering Committee
Meets at least quarterly, includes ELT members
■Chief Executive Officer
■Chief Financial Officer
■General Counsel and Company Secretary
■Chief Customer Service and Supply
Chain Officer
■Chief Commercial Officer

■Chief Public Affairs, Communications and
Sustainability Officer
Provides opportunity to review:
■This is Forward updated targets and our
progress against these
■Climate-related risks and scenario analysis,
including Task Force on Climate-related Financial
Disclosures (TCFD)

■Outputs raised as required to the
ESG Committee (including on climate-
related topics)
■2025 topics included the updated This is
Forward strategy and costed roadmaps for all
targets, DMA update, 2030 carbon reduction
plan, review of ESG-related risks and our
updated GHG emissions inventory

Compliance and Risk Committee (CRC)
Meets every quarter
■Management committee chaired by the
Chief Compliance Officer
■Reviews risk developments, including climate
change risks and opportunities
■Reviews policy changes and policy
implementation
■Monitors compliance

Chief Commercial Officer

Sustainable Packaging Office (SPO)
■Overseen by Chief Public Affairs,
Communications and Sustainability Officer
and VP Sustainability
■Responsible for ensuring a sustainable
packaging strategy can be implemented
across our business, including pack mix,
recycled content and packaging collection

ESG disclosure working group
■Overseen by General Counsel and Company
Secretary and VP Sustainability
■Oversight of our work on ESRS, DMA and climate-
related risks, as well as our broader ESG
reporting and disclosure approach
Other working groups ■Overseen by Chief Public Affairs, Communications and Sustainability Officer and VP Sustainability ■Includes groups focused on sustainable packaging, climate and water resilience

(A)One meeting was a joint meeting of the Audit Committee and ESG Committee held in February 2025.

Further information on the governance framework and Committee activities can be found on page 69-74

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
225

General disclosures Our double materiality assessment
Based on European Financial Reporting
Advisory Group (EFRAG) guidelines, our
double materiality assessment (DMA)
considers CCEP’s impacts on the
environment and society and includes
a financial assessment of our exposure
to related risks and opportunities.
We conducted our first DMA in 2024 (see
details on the right). A full assessment will
be carried out every three to five years,
with targeted reviews in the interim to
capture any relevant changes.
Our methodology and thresholds have not
changed. The DMA focused on actual and
potential impacts, risks and opportunities
(IROs) associated with ESRS defined
topics, as well as entity-specific IROs.
We considered IROs over the short (up to
1 year), medium (1 to 5 years) and long term
(over 5 years).
Determining thresholds
Impact materiality
Using ESRS criteria, we scored actual and
potential impacts considering severity (scale,
scope and irremediability) and likelihood. For
positive impacts, irremediability was
excluded. Potential and actual impacts were
scored between 1 and 10.5, with a materiality
threshold of 8, indicating a high level of
importance to stakeholders, high likelihood,
scale, irremediability and/or scope. In line
with last year, we have two material social
impacts that are specific to CCEP.
Financial materiality
We scored potential financial impacts using
a matrix approach, considering magnitude
and likelihood. Magnitude was evaluated as
the size of the unmitigated effect of each
risk or opportunity at three levels,
expressed as a percentage of cumulative
operating profit: low (<3%), medium (3–5%)
and high (>5%), with a materiality threshold
of 5%. Likelihood was scored between 0%
(unlikely) and 100% (actual effect), with a
threshold of 25% (possible).
Update on the DMA
To ensure our 2024 DMA results remain
relevant, we refreshed the assessment in
2025. We reviewed the scoring to make any
necessary changes to scale, scope,
irremediability or likelihood of each impact
due to circumstances that changed during
2025. We conducted a benchmarking
exercise against our peers and reviewed all
risks and opportunities close to the
materiality threshold.
We analysed current external trends,
evolving regulations and peer benchmarks;
incorporated insights from our risk
management framework; consulted internal
subject matter experts; and validated the
findings with senior stakeholders.
The evaluation of financial risks and
opportunities was informed by our broader
ERM approach, though our ERM framework
evaluates a wider range of topics and
includes mitigation strategies.
As a result of the DMA refresh, we added
two material impacts related to our own
workforce: health and safety and gender
equality, bringing certain S1 disclosures
into scope. No financial impact changes
were made.
Each material IRO is presented on pages
226–227. We disclosed relevant information
based on DMA results.

2024 DMA process
Impact materiality inputs	Create CCEP’s ESG topic universe Pulling from ESRS, GRI sector standards and existing stakeholder engagement, we considered 70 actual and potential impacts across our value chain.
Impact and financial assessment
Initial impact assessment
Using our CCEP records, sector knowledge, external research
and understanding of our business environment, we followed
ESRS requirements considering scope, scale, irremediability
and likelihood to create the long list of impacts.
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

Final materiality decisions agreed	DMA results Outputs from validation sessions shared with and approved by the Board.

⊕ Positive impact ⊖ Negative impact R Financial risk O Financial opportunity

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
226

General disclosures Material ESG-related impacts and risks

ESRS sub‑topic		Impact, risk or opportunity detail	Location in value chain	Actual or potential impact	Time horizon	Section
E1	Climate change

Climate change adaptation		CCEP is helping to build resilience to climate change within its value chain and communities by supporting climate adaptation measures.	Upstream, downstream and own operations	Actual	Medium and long term	Climate change

Climate change mitigation		CCEP has Scope 1 and 2 GHG emissions from its operations, commercial sites, fleet and power usage, which contribute to climate change.	Own operations	Actual	Short, medium and long term

		CCEP has Scope 3 GHG emissions from ingredients, packaging, cold drink equipment (CDE) and third party transportation of its products, which contribute to climate change.	Upstream and downstream	Actual	Short, medium and long term

Climate transition risks associated with CCEP’s Scope 1, 2 and 3 GHG emissions. This includes the regulatory risk of an increase in carbon taxes, which could result in increased energy and raw material costs.
			Upstream, downstream and own operations	N/A (risk)	Long term

Energy
CCEP uses energy, including heat, steam, fuel and electricity, within its own operations and value chain, including through third party distribution and CDE. If the energy used is not from renewable sources, associated emissions contribute to climate change.
			Upstream, downstream and own operations	Actual	Short, medium and long term

E2	Pollution

Pollution of water
CCEP uses key agricultural ingredients such as sugar beet, sugar cane, citrus and coffee which use fertilisers and pesticides. These could cause water pollution. Wastewater from downstream recycling and end of life packaging processing could pollute waterways if not treated correctly.
			Upstream and downstream	Potential	Short, medium and long term	Water and nature

Pollution of soil		CCEP uses key agricultural ingredients such as sugar beet, sugar cane, citrus and coffee which use fertilisers and pesticides. These could contaminate soil and degrade soil health over time.	Upstream	Potential	Short, medium and long term

E3	Water and marine resources

Consumption of water by CCEP’s operations impacting on water scarcity		CCEP’s manufacturing processes consume water, which could negatively impact local ecosystems and communities, especially in areas of high water stress.	Own operations	Potential	Short, medium and long term	Water and nature

Consumption of water in CCEP’s supply chain impacting on water scarcity		CCEP’s value chain consumes water, which could negatively impact local ecosystems and communities, especially in areas of high water stress.	Upstream	Potential	Short, medium and long term

E4	Biodiversity and ecosystems

Impacts on the extent and condition of ecosystems
CCEP relies on key agricultural ingredients and raw materials such as sugar, coffee, citrus, and pulp and paper. Agricultural operations could disrupt the health of ecosystems if land is converted or degraded resulting in an impact to biodiversity.
			Upstream	Potential	Short, medium and long term	Water and nature

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
227

General disclosures Material ESG-related impacts and risks continued

ESRS sub‑topic		Impact, risk or opportunity detail	Location in value chain	Actual or potential impact	Time horizon	Section
E5	Resource use and circular economy

Resource inflows, including resource use
CCEP uses packaging to deliver products to customers and consumers. The production of packaging uses energy, water and both renewable and non-renewable resources. This could result in negative environmental impacts if resources are not managed sustainably.
			Upstream and own operations	Actual	Short, medium and long term	Packaging

Resource outflows related to products and services		Waste from single use packaging used to deliver our products to customers and consumers could enter and disrupt ecosystems where it is not collected for reuse or recycling.	Downstream	Actual	Short, medium and long term

Waste		Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling and could end up as land or marine litter.	Downstream	Actual	Short, medium and long term

CCEP could face the risk of increased regulation related to plastic packaging, including restrictions on the use of single use plastic, taxation on the use of virgin plastic or the introduction of extended producer responsibility regulation. We also face additional reputational risk as a result of being targeted by media and NGO campaigns associated with plastic waste.
			Downstream	N/A (risk)	Long term

S1	Own workforce

Health and safety
The health and safety of our employees are of the highest importance. While we have robust processes in place to prevent health and safety incidents, they could occur within our operations and could result in physical injuries to our employees, contractors and temporary workers. We keep metrics to track safety performance and have set targets covering these affected groups.
			Own operations	Actual	Short, medium and long term	Own workforce

Gender equality
CCEP has worked to foster a diverse and inclusive workplace culture, recruiting, retaining and promoting employees based on ability, achievement, expertise and conduct. We have set specific targets and strategies to improve gender balance at management level and across CCEP.
			Own operations	Actual	Short, medium and long term

S3	Affected communities

Access to labour markets		CCEP works with local communities to deliver programmes designed to increase employment opportunities. These include employment and training opportunities for those working in the value chain.	Upstream and downstream	Actual	Short, medium and long term	Communities

Socioeconomic impact		CCEP delivers economic benefits to the communities in which it operates and increases opportunities for workers in the value chain.	Upstream and downstream	Actual	Short, medium and long term

The DMA has identified climate change mitigation and waste as material financial risks over a long-term time horizon and on a gross basis. Both have been consistently recognised and reported as principal risks through our enterprise risk assessment and CCEP has been implementing mitigations to manage these risks effectively during the past few years.
For more details about risk mitigation actions see the Principal risks section on pages 32–33

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
228

Environment Climate change (E1)
Our risks and impacts
Our direct operations and activities throughout our value
chain generate Scope 1, 2 and 3 GHG emissions which
contribute to climate change.
We face financial and regulatory risks related to climate
change. However, we can also have a positive impact
within our value chain by supporting climate change
adaptation measures which build climate resilience.
Our strategy
We aim to reach Net Zero GHG emissions (Scope 1, 2, and 3)
by 2040. Our strategy is focused on:

Reducing emissions across our operations including manufacturing and our own transportation

Reducing emissions across our value chain focusing on ingredients, packaging, transportation, cold drinks equipment and supplier engagement

CCEP Ventures to drive low-carbon innovation
Our targets and 2025 progress

18.9%
Target: By 2030 reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% versus 2019 Target: Net Zero GHG emissions (Scope 1, 2 and 3) by 2040
KPI: Absolute reduction in GHG emissions (Scope 1, 2 and 3) since 2019
Our actions
Climate transition roadmap
Our climate transition roadmap includes a 2030 carbon
reduction plan, aligned to our business growth, Capex and
Opex plans. We allocated over €420 million between 2022
and 2024 to decarbonise our operations and value chain,
and plan to invest approximately €385 million in emissions
reduction initiatives between 2025 and 2027.
Our carbon footprint

Ingredients – Scope 3 emissions from farming, processing and transportation	28.6%

Packaging – Scope 3 emissions from materials used, supplier production and transportation, and packaging collection	37.6%

Manufacturing – Scope 1, 2 and 3 emissions from our operations and commercial sites	9.6%

Transportation – Scope 1 emissions from our own fleet and Scope 3 emissions from third party logistics and business travel	10.0%

CDE – Scope 3 emissions from the grid electricity used by the coolers, vending, fountain and coffee machines in our customer outlets	12.4%

Other – Employee commuting, IT and marketing spend	1.8%

The resources to support our decarbonisation are part of
our business planning and resource allocation. Associated
investments are not segmented and can be found as part of
additions to intangible assets and goodwill and property,
plant and equipment for Capex (Note 6 and Note 7 to the
consolidated financial statements) and cost of sales in our
consolidated income statement for recycled PET (rPET).
More information on the availability of resources to support our sustainability plan can be found in our Viability
statement; see page 43.
Other investments supporting our emissions reduction, such
as smart, connected and energy efficient coolers, electric
vehicles (EVs) and renewable electricity, are captured as part of our broader cost allocation framework.
We apply an internal shadow carbon price of €100/tCO2e to
support the business case for future Capex investments to
reduce our Scope 1 and 2 GHG emissions, based upon the likely cost for us to reduce our Scope 1 and 2 GHG emissions.
We know that more will be required to reach our 2040 Net Zero target. While the long-term nature of these targets makes it difficult to provide detailed long-term investment plans, we are clear on where we can accelerate progress across our
value chain, and are already taking action.
In 2025, our climate accelerator work groups initiated studies to find solutions for hard to abate areas across our value
chain. These studies will continue in 2026, aiming to incorporate viable opportunities for accelerated carbon reduction within our carbon reduction roadmap.
CCEP Ventures also partners with start-ups to develop
solutions that accelerate our decarbonisation journey and
support CCEP’s ambition to reach Net Zero by 2040. In
2025, we invested €1.7 million in three start-ups developing technologies that could help us overcome some of our
most critical sustainability challenges:
■Hot Green – pioneering heat pump technology
supporting decarbonising our energy inefficient boilers
on our sites
■Nova Biochem – generating the base chemicals for PET
from biofeedstock from recycled papermill waste
■E.V.A. Biosystems - pioneering biological additives to turn conventional plastic into intelligent, selectively
biodegradable plastic

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
229

Environment Climate change (E1) continued
Climate adaptation
Our climate transition roadmap primarily focuses on
decarbonising our business. Through our climate risk
scenario analysis, we are also working to identify the areas of our operations or value chain which may require
investment to support adaptation to climate change.

See more on climate-related risks and opportunities on pages 232–237

Case study
Avalo partnership

We are partnering with Avalo to further develop AI-based
technology to naturally breed seeds that require less water and fertiliser. Avalo’s lower-input crops present an opportunity to address the environmental impacts associated with sugar
cultivation, including the significant quantities of nitrogen and water required in the growing process.

Supplier identification	Definition	Specific requirements	Requirements for all suppliers
Strategic suppliers	■Directly managed and influenced by our procurement teams ■Engagement on sustainability extends to approximately 450 suppliers	■Undergo an EcoVadis(A) assessment and have a minimum score of above 50 overall and above 35 for each criterion ■Sustainability integrated in procurement processes and strategies
All direct and indirect suppliers need to comply
with our Responsible Sourcing Policy (RSP)
which sets out mandatory guidelines, including
our Supplier Guiding Principles (SGPs) and
Principles for Sustainable Agriculture (PSA).
The SGPs apply to all suppliers and set minimum
requirements in areas such as workplace
policies, health and safety, business integrity,
environmental protection and human rights.
Our PSA apply to agricultural ingredient and raw
material suppliers and cover human and
workplace rights, environmental protection and
sustainable farm management.

Carbon strategic suppliers	■Subset of strategic suppliers ■Approximately 220 suppliers ■Represent about 80% of our Scope 3 GHG emissions	In addition to strategic supplier requirements, carbon strategic suppliers are encouraged to: ■Set science based targets ■Share their product carbon footprint data with us
(A)Provides a leading solution for monitoring sustainability in global supply chains.
Residual emissions
To reach Net Zero, we will need to work over time to
neutralise 10% of our unabated emissions, in line with SBTi
requirements. In the long-term, we will work to offset these residual emissions by directly investing in a portfolio of
carbon removal projects, including nature based solutions.
In the short term, we follow the SBTi Net Zero guidance,
purchasing a limited amount of high quality carbon credits
to offset GHG emissions where we can no longer reduce
emissions. In 2025, we retired 11,011 tCO2e from the VCS-
certified Rimba Raya Biodiversity Reserve Project in
Indonesia. These credits offset remaining emissions from
two production facilities that were certified as carbon
neutral in 2025 under the PAS 2060 standard.
Stakeholder engagement
Supplier engagement
Our suppliers are responsible for approximately 84% of the
GHG emissions in our value chain, and we can only meet our
own GHG emissions reduction targets by working with them.
That is why we have asked approximately 220 carbon
strategic suppliers, which represent about 80% of our
Scope 3 GHG emissions, to set their own science based
targets, and to begin to share their product carbon
footprint data with us.
We know that some of our suppliers will need support to
measure their emissions and set targets. We are working
with The Coca-Cola Company (TCCC) to engage suppliers in
the Supplier Leadership on Climate Transition (S-LOCT)
programme, a cross industry collaboration that aims to
provide suppliers with the resources, tools and knowledge
they need to make progress on their own climate journeys.
Ensuring that we have credible, accurate supplier data is
critical to ensure we can track progress in reducing our
Scope 3 carbon footprint. In 2025, we conducted a pilot to
begin collecting product carbon footprints (PCFs) from 15 of our carbon strategic suppliers, with the aim to expand to all of our carbon strategic packaging and ingredients suppliers
in the coming years. To support this work, we have aligned
with the World Business Council for Sustainable
Development’s Partnership for Carbon Transparency (PACT)
framework, a global initiative aimed at standardising the
calculation and exchange of PCF data.
We also incentivise and reward suppliers for improving their
ESG performance through our sustainability supply chain
finance programme, which provides competitive financing
linked to a number of sustainability-driven KPIs. We do this through this programme, structured and operated by
Rabobank, and our supply chain finance programme in
Indonesia in partnership with Citibank.
Cross industry collaboration
We advocate for policies and private sector initiatives that support rapid and sustained decreases in GHG emissions.
While we are nearly at 100% renewable electricity in Europe, we face challenges in some of our APS markets in sourcing
renewable electricity through energy certificates or
corporate power purchase agreements (PPAs) due to
regulatory barriers.
Regulatory shifts that support an expansion of renewable
electricity capacity, a circular economy and rapid phase out of fossil fuels will be critical. We are focused on supporting these shifts as part of our external advocacy.
Cross industry collaboration on these initiatives will be key.
Together with TCCC and other beverage industry
companies, we are a member of the REfresh Alliance, an
industry wide collaboration which aims to improve access
to renewable energy across the supply chain.

Actual emissions (million tCO_2e)
Projected emissions reduction
Projected carbon removal
2030 target to reduce emissions by 30% vs 2019 baseline
-18.9% actual reduction between 2025 vs 2019 baseline
8.5m
6.9m
6.0m
0.9m
-0.9m
2019 baseline
2025
2030
2040
SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION
Net Zero

0.8m
0.7m
0.5m
Baseline 2019
2024
2025

0.8m
-47% reduction target by 2030 (vs 2019)
-38%
8-12%
-4-6%
-9-14%
-3-5%
0.4m
Baseline 2019
FY25 progress
Estimated volume impact
Energy efficiency and alternative fuels
Renewable electricity
Alternative fuels including EV
2030 target
Manufacturing
Transportation

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
230

Environment Climate change (E1) continued
In 2025, we updated CCEP’s existing SBTi-approved short- and long-term GHG emissions targets to include emissions from the Philippines and Forest, Land and Agriculture (FLAG).
These updated targets are currently awaiting validation from the SBTi. We have identified the key levers that will help decarbonise our business and our value chain, in line with our 2030 emissions reduction target. We plan to invest approximately €385 million in emissions reduction initiatives between 2025 and 2027. This includes €310 million of Opex, primarily related to our cost of sales, to support our continued investment in rPET, which has a significant carbon reduction impact. Our plan also includes €75 million in Capex investment for other energy, logistics, water treatment and efficiency and carbon reduction technologies.

Scope 1 and 2 emissions
Our Scope 1 emissions come from fuel use at our own
production facilities, warehouses and offices, and our
own car fleet, trucks and vans. Our Scope 2 emissions
primarily come from the purchased electricity used in
our production facilities. Our target is to reduce emissions from these sources by 47% between 2019 and 2030(A).
We are reducing these emissions by:
Manufacturing – In 2025, we invested €18 million in
energy efficiency and other carbon reduction initiatives,
such as replacing a gas boiler with an electric boiler. We
are a member of the Climate Group’s RE100 initiative, and
are committed to using 100% renewable electricity. We do
this through renewable electricity contracts with energy
suppliers, as well as on-site generation and PPAs.
Transportation – We are a member of the Climate Group’s
EV100 initiative, and in 2025, 55.5% of our cars, vans and
trucks in Europe were EVs or PHEVs.
(A)These targets are awaiting validation from the SBTi.
Scope 1 and 2 (million tCO2e)	2030 Scope 1 and 2 decarbonisation levers (million tCO2e)(B)
⁃42.0% 2025 reduction from baseline

(B)% represents the forecast reduction vs 2019 baseline.

FLAG
Non-FLAG
7.7m
6.7m
6.4m
Baseline 2019
2024
2025

FLAG Target: -33.3% reduction vs 2019
Non-FLAG Target: -27.5% reduction vs 2019
7.7m
-17%
8-13%
-2-4%
-2-3%
-2-4%
-3-4%
-0-1%
-2-3%
-2-4%
-1-2%
5.6m
Baseline 2019
FY25 progress
Estimated volume & mix impact
Supplier engagement
Recycled content
Collection
Supplier engagement
Alternative fuels & other
Energy efficiency & equipment mix
Greening of the grid
Initiatives to close the gap
2030 target
Ingredients
Packaging
Transportation
Cold Drink Equipment

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
231

Environment Climate change (E1) continued

Scope 3 (million tCO2e)	Scope 3 emissions
⁃16.6% 2025 reduction from baseline
Over 90% of our GHG emissions are Scope 3 from our
packaging, ingredients, CDE and third party transportation.
These include FLAG emissions from the farming and
land use change from our ingredients and pulp and paper
packaging; and non-FLAG emissions. We aim to reduce
our FLAG emissions by 33.3% by 2030 versus 2019, and
to reduce our non-FLAG emissions by 27.5% by 2030
versus 2019(A).
In 2025, we focused on reducing emissions in these
areas by:
Ingredients – In addition to reducing the sugar across
our portfolio, we have also worked with carbon strategic
ingredients suppliers to collect their supplier-specific
carbon footprints, and are working to expand this in 2026.

Packaging – We are focused on including recycled
content in our packaging, improving packaging collection
rates across our markets, reducing the use of packaging
where possible, and lightweighting our packaging.
CDE – We are improving the mix and energy efficiency
of our CDE fleet. In 2025, approximately 57.5% of our
cooler fleet was HFC-free across our territories. We are
also advocating to support a shift to renewable electricity
across our markets.
Transportation – We are working with our third party
logistics suppliers to reduce emissions through
alternative fuels. In 2025, 10.4% of the total kilometres
driven by our third party logistics hauliers in Europe used
alternative fuels. We are also working to optimise
our routes, and are shifting from road to rail.

2030 Scope 3 decarbonisation levers (million tCO2e)(B)

(A)We aim to reduce our FLAG emissions by 33.3% by 2030 versus 2019, and to reduce our non-FLAG emissions by 27.5% by 2030 versus 2019. These targets are awaiting validation by the SBTi.
(B)% represents the forecast reduction vs 2019 baseline.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
232

Environment Climate-related risks and opportunities (E1)
Risk management
Climate-related risks have been identified as a principal risk category for CCEP for many years. The probability that
climate change will affect our existing business model, and
require proactive mitigation strategies is high. The Principal risks section of this report on pages 32–42 further outlines the various types of loss impacts and the potential
influence of climate risks on our strategic objectives.
We assess and identify climate risks following our ERM
process, including local compliance reviews and annual
enterprise risk assessments.
We also review opportunities as part of our risk framework
and as part of our management routines.
Business planning
We integrate climate-related considerations into our business strategy, planning and risk management processes.
Our climate risk analysis helps inform our strategic
business planning and investment decisions, supports the
delivery of our climate targets and helps manage and
mitigate impacts from physical, transition and regulatory
climate risks, and take advantage of the opportunities
arising from shifting to a low-carbon economy.
We have assessed the impact of climate change on
multiple aspects of our business and financial planning,
including on our supply chain, value chain, products,
operations and investment in research and development.
As we continue to evolve our climate scenario analysis, we
aim to expand climate risk assessments across the areas
recommended within the TCFD Annex.
Climate scenario modelling
We partner with Risilience, a specialised climate analytics
company which uses technology pioneered by the Centre
for Risk Studies at the University of Cambridge Judge
Business School, to co-develop a digital twin platform,
enabling the modelling of both physical and transition risks across our value chain over a 20- to 30-year time horizon.
We work in close collaboration with TCCC to assess
climate-related risks and opportunities, driving innovation
as a system to meet consumer demands for sustainable
products and address climate change.
While the transition to a low-carbon economy may impact
the carrying value and remaining useful lives of the Group’s property, plant and equipment, we continue to invest in
more efficient, cleaner and more technologically advanced
assets. For more information on how climate scenarios are
considered in our financial statements, refer to Note 1, Note
6 and Note 7 of the consolidated financial statements.
Climate risk management
Our climate scenario modelling considers a range of global
warming outcomes, including >4°C, +2.5°C and ~1.4°C
pathways. Physical climate risks are assessed using shared
socioeconomic pathways (SSPs), modelling changes in
climate hazards under different warming levels. In 2025,
we enhanced our transition risk modelling by incorporating
new Network for Greening the Financial System (NGFS)
climate scenarios, expanding the range of possible climate
futures assessed beyond the existing SSP pathways, with
no impact on the underlying results, highlighting the
consistency of our conclusions.
We work with external physical climate specialists Marsh
Advisory to establish how climate change could impact the
frequency and severity of climate-related weather events
on our manufacturing and operations. This covers all major
climate-induced threats (coastal inundation, river flooding, surface water flooding, extreme heat, extreme wind,
wildfire and others) to 2100.
We evaluated physical and transition risks and opportunities over the short (up to 1 year), medium (1 to 5 years) and long term (over 5 years).
This is in line with our business planning timeframes, and our short- (2030) and long-term (2040) GHG emissions
reduction targets. We conducted a financial impact
assessment of the identified risks and opportunities across
the short-, medium- and long-term time horizons.
We assessed all of the physical and transition risks outlined by the TCFD. Out of the risks and opportunities assessed,
seven were determined to be significant based upon the
quantitative and qualitative impact to our business. Some
risks, for example exposure to litigation or investor market risk, were assessed, but were not deemed critical.
The financial assessment of our climate scenario analysis
was completed on a gross risk basis, without mitigation. We
have grouped the anticipated cumulative operating profit
impact estimations into low, medium and high bands, with
each risk and opportunity assessed independently over the
short, medium and long term. These bands are defined
consistently with our double materiality thresholds.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
233

Environment Climate-related risks and opportunities (E1) continued
Climate risk assessment
Scope and methodology to assess key climate-related risks and opportunities
Our scope includes CCEP sites and operations, key areas of our supply chain and downstream products.
For estimation of the cumulative operating profit impact over the short, medium and long term (without mitigation measures), aligned with our DMA methodology, see page 225.
In 2025, we updated our climate risk assessment, refining our baseline scenario, including the Philippines in the modelling, and running a range of alternative scenarios to evaluate sensitivities. This was completed independently per risk type, including operational disruption and asset damage (physical), and loss of revenue and increased cost implications
(transition). Risks have been prioritised in line with our ERM process; see page 32-33.

Emissions pathway	>4°C emissions pathway	+2.5°C emissions pathway	+2°C emissions pathway

SSP	No Policies SSP 5–8.5	Stated Policies SSP 2–4.5	Paris Agreement SSP 1–2.6

Temperature rise by 2100	>4°C	+2.5°C	+2°C

Global CO2 emissions	200% by 2100	-75% by 2100	Net Zero by 2070

Global action against climate change	Few or no steps taken to limit emissions. Current GHG emissions levels roughly double by 2050. The global economy is fuelled by exploiting fossil fuels and energy-intensive lifestyles.	Reliance on existing/ planned policies (not commitments). GHG emissions plateau around current levels before starting to fall mid-century, but do not reach Net Zero by 2100.	Strong global action leads to reduced emissions and social shifts towards sustainability. While extreme weather increases, significant global impacts are avoided.

Likelihood	Low	High	Low

Emissions pathway	~3°C emissions pathway	~2.4°C emissions pathway	~1.4°C emissions pathway

NGFS Phase V	Current Policies	Fragmented World	Net Zero 2050

Temperature rise by 2100	~3.0°C	~2.4°C	~1.4°C

Global CO2 emissions	-20% by 2100	-50% by 2100	Net Zero by 2050

Global action against climate change	Reliance on currently implemented policies and continued use of fossil fuels, alongside slow technological advancement, lead to global warming of ~1.5°C by 2030, ~2°C by 2050 and ~3°C by 2100.
Delayed and divergent
climate policy response
among countries, and a
weak international
cooperation. Countries
with Net Zero targets
achieve these only
partially (80% of the
target), while others
follow current policies.
Limits global warming to ~1.4°C through stringent climate policies, innovation and coordinated and collective efforts globally, reaching global Net Zero CO2 emissions around 2050.

Likelihood	Low	High	Low

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
234

Environment Climate-related risks and opportunities (E1) continued
Physical risk
Includes risk of both acute weather events (e.g. floods) and chronic long-term climate shifts (e.g. rising sea levels). Acute physical risks are already occurring; however, the frequency and severity of these is expected to increase. We modelled how extreme weather events and chronic changes to weather patterns could pose a physical risk to our operations and supply chain. Our climate scenario modelling identified potential risks from extreme weather, such as drought or flooding at our production facilities or key suppliers. Chronic changes in temperature and precipitation patterns could have an impact on agricultural yields of key ingredients. Mitigating actions against these risks are reviewed as part of our business planning processes.
Cumulative gross risk financial impact estimates (assuming no mitigation) over the short (<1 year), medium (>1-5 years) and long term (5+ years)

Anticipated cumulative operating profit impact	Low <3%	Medium 3%–5%	High >5%

Physical risk		Time horizon
Risk description and impact (assuming no mitigation)	Emissions pathway	Short term	Medium term	Long term	How are we addressing these risks? (Our mitigation strategy)
Extreme weather events could cause disruption to facilities and logistics routes within manufacturing and own operations

■Increased risk of site damage due to more
frequent and severe extreme weather, including
riverine and surface water flooding, resulting
in business interruption and asset damage
to our facilities.
■Compromised infrastructure and logistics
channels could hinder our manufacturing
and delivery.
■We anticipate flooding as a persistent physical
risk across all emissions scenarios. For example,
in 2025 typhoon-related flooding and strong
winds impacted our Bacolod production facility
and Consolacion warehouse in the Philippines,
and affected our distribution network,
employees, and customers.
+2°C Paris Agreement
■Our proactive measures against climate-related physical
risks from extreme weather includes continued investment
in our climate transition roadmap, including energy and
water savings projects, and developing and refining our
business continuity plans.
■In 2025, we invested approximately €18 million in energy,
logistics and carbon saving technologies.
■Between 2021 and 2025, we invested €3.9 million in Capex
for climate adaptation within our own operations.
■We have also conducted climate and water resilience
workshops in multiple markets to support adaptation to
increasing extreme weather events.
■Our incident management and crisis response process is
designed to help keep employees safe during emergencies,
including those caused by extreme weather.
■In 2026, we will work to further prioritise the climate
adaptation activities required to manage our identified
climate-related risks.

+2.5°C Stated Policy

>4°C No Policy

We modelled how extreme weather events could pose a risk to our operations:
■Acute weather events such as extreme heat or flooding could limit our ability to produce and cause damage to our facilities.
■Insurance premiums could increase to cover such events.
■A review of 27 critical facilities revealed increased frequency and severity of long‑term flooding risks, especially in Belgium, Spain and Indonesia. In addition, exposure to cyclones and flooding has been identified as a key risk in the Philippines.
■However, the anticipated financial effects on CCEP’s operating profit are estimated to be low.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
235

Environment Climate-related risks and opportunities (E1) continued

Anticipated cumulative operating profit impact	Low <3%	Medium 3%–5%	High >5%

Physical risk		Time horizon
Risk description and impact (assuming no mitigation)	Emissions pathway	Short term	Medium term	Long term	How are we addressing these risks? (Our mitigation strategy)
Increasing water stress or water scarcity within manufacturing and own operations

■Water scarcity could lead to regulatory
constraints on water usage or temporary water
shortages which could increase production
expenses or limitations in production capacity,
impacting our beverage production and sales,
and elevating costs.
+2°C Paris Agreement
■In 2025, we invested approximately €2 million in water
initiatives, saving approximately 35,200 m3 per year and
annual water and waste treatment expenses of about
€105,000 per year.
■In 2025, together with TCCC and The Coca-Cola Foundation
(TCCF)(A), we supported 37 water replenishment projects
across Europe, and 26 in APS, returning 23.6 million m3 of
water to nature across our territories.
■These investments helped mitigate water scarcity impacts
when they have occurred. In 2025, due to drought, local
authorities in France and Great Britain escalated water risk levels. These restrictions did not directly affect our sites.
Our water targets and improvements in water efficiency
helped mitigate regulatory risks and potential water
restrictions imposed on our facilities. We have developed
a water scarcity response handbook, developed with our
most at-risk markets and as part of our business resilience
process, to mitigate any potential water scarcity impacts
that could occur in the short term.
(1)Investment split varies per project, we claim replenishment benefit as a Coca-Cola system.

+2.5°C Stated Policy

>4°C No Policy

The likelihood of this impact occurring is considered unlikely and therefore not financially material.
We modelled how increased water scarcity could pose a risk to our operations:
■31 of our 85 production facilities are currently in regions of high baseline water stress
(based on the World Resources Institute’s (WRI) Aqueduct 4.0 tool).
■Potential limitations on water usage across different jurisdictions could affect our sites and production volumes, assuming these restrictions impact various river basins and become more stringent over time.
■Our modelling suggests that, in the absence of any mitigations, the risk magnitude may increase substantially post 2040.

Changes to weather and precipitation patterns could cause disruption to supply of ingredients within our supply chain

■Changing weather patterns and/or precipitation
patterns could impact the yield and/or quality of
our key ingredients and raw materials (e.g. sugar
beet, sugar cane, orange juice or coffee),
reducing the availability and quality, or increasing
the cost of ingredients. Our primary sugar beet
sourcing regions, including Great Britain, France,
the Netherlands and Spain, are all potentially
vulnerable to climate-related water scarcity
issues, based upon the WRI Aqueduct 4.0 water
risk analysis. This could be exacerbated by
changes to weather and precipitation patterns.
+2°C Paris Agreement
■We have asked approximately 220 carbon strategic
suppliers (including ingredients suppliers) to set their own science based GHG emissions reduction targets. For more
information, see page 229.
■We aim for 100% of our key agricultural ingredients and raw materials to be sourced in compliance with our PSA; see
page 243.
■We have invested in water replenishment programmes
in our key sourcing regions. For more information, see
page 243.
■We aid our suppliers in measuring and setting science based emissions reduction targets and enhancing their emissions
reduction capabilities through initiatives such as S-LOCT. For more information, see page 229.

+2.5°C Stated Policy

>4°C No Policy

We modelled how changes to weather and precipitation patterns could pose a risk to our supply chain:
■Sugar yields could be negatively impacted across all emissions pathways.
■Sugar beet, as our modelling suggests, is the ingredient most vulnerable to climate shifts.
■France is projected to have the most significant yield reduction due to expected increased rainfall.
■Our modelling indicated that orange and coffee yields are unlikely to be significantly impacted.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
236

Environment Climate-related risks and opportunities (E1) continued
Transition risk
Transitioning to a low-carbon economy presents risks and opportunities, with impacts varying by transition speed and nature. Opportunities arise as consumers increasingly prefer products with lower GHG emissions and reduced use of water and resources. Our scenario analysis focused on the transition risks across our value chain, under three emissions pathways. The level of exposure to transition risks is driven by the warming scenario, with the ~1.4°C warming pathway, aligned with the Paris Agreement, showing the highest potential transition risks. Mitigating actions against these risks are determined as part of our business planning processes.

Anticipated cumulative operating profit impact	Low <3%	Medium 3%–5%	High >5%

Transition risk		Time horizon
Risk description and impact (assuming no mitigation)	Emissions pathway	Short term	Medium term	Long term	How are we addressing these risks? (Our mitigation strategy)
Policy risk within our operations and supply chain
\

■Carbon pricing is used as a mechanism through
which governments can incentivise GHG
emissions reductions.
■The scenarios assume the use of carbon prices
across CCEP markets to price and penalise GHG
emissions, including those linked to packaging
materials, to drive decarbonisation. Such
mechanisms could result in increased energy or
raw material costs.
~1.4°C Net Zero 2050
■We are mitigating the risk to our own operations and supply chain by reducing our GHG emissions and introducing
carbon strategic supplier targets, and through our 2030
carbon reduction plan.
■We plan to invest approximately €385 million for emissions
reduction initiatives between 2025 and 2027. This includes
€310 million of Opex, primarily related to our cost of sales, to support our continued investment in rPET which has
a significant carbon reduction impact. It also includes
€75 million in Capex investment, for other energy, logistics, water treatment and efficiency and carbon reduction
technologies.
■Continued investment in recycled content (including rPET)
and increased collection provides us with an opportunity to
use recycled materials, mitigating potential carbon taxes,
and also mitigating the potential risks of marketing
constraints or bans on single use plastic bottles which do
not contain recycled plastic.

~2.4°C Fragmented World

~3.0°C Current Policies

We modelled how increased carbon taxes could be used to price and penalise GHG emissions:
■Baseline GHG emission projections include Scope 1, 2 and 3 up to 2040. The geography of the emissions footprint influences the carbon price projections for the beverage industry under each emission pathway.
■Carbon pricing legislation is assumed to be introduced between 2030 and 2035, depending on the emission pathway.
■Our modelling suggests that, assuming no mitigation, over the long term this risk could result in a high financial impact under the Net Zero 2050 (~1.4°C) and Fragmented
World (~2.4°C) scenarios.

Market (consumer) risk related to our brands and portfolio

■Consumer awareness of environmental impact
could drive a shift towards more sustainable,
lower-emission alternative products and
services. If CCEP is not able to meet these
consumer preference shifts, it could miss
potential growth and additional revenue
opportunities.
~1.4°C Net Zero 2050
■We continue to update our ability to measure and forecast
product carbon footprints, helping us prioritise our efforts to reduce the GHG emissions of our products and our
packaging. In 2025, we used the information from our
product carbon footprint and carbon roadmap to inform
our business planning, and support our customers.
■Our investment in rPET and commitment to use recycled
content in our bottles could also support an opportunity
to provide lower carbon and lower waste options
to consumers.

~2.4°C Fragmented World

~3.0°C Current Policies

We modelled how changes in consumer preference would impact the demand for our products:
■The percentage of consumers who choose to shift towards packaging options that are perceived to be more sustainable was modelled over time and is emissions pathway dependent.
■Consumers’ purchasing habits are influenced by various climate-related trends simultaneously, including the shift to sustainable purchasing and reduced packaging.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
237

Environment Climate-related risks and opportunities (E1) continued

Anticipated cumulative operating profit impact	Low <3%	Medium 3%–5%	High >5%

Transition risk		Time horizon
Risk description and impact (assuming no mitigation)	Emissions pathway	Short term	Medium term	Long term	How are we addressing these risks? (Our mitigation strategy)
Technology risk within our operations
\

■Regulatory or market shifts could phase out
fossil fuels and related equipment (e.g. gas
boilers, diesel or petrol vehicles), leading to a
devaluation of carbon-intensive assets, potential
impairment or write offs.
■CCEP’s exposure is limited, primarily focused on
our owned fossil fuel-powered fleet and
machinery and equipment. While we continue to
invest in more efficient, cleaner and more
technologically advanced assets, the significant
majority of the Group’s assets currently in
operation are likely to be substantially
depreciated ahead of our 2040 Net Zero target.
~1.4°C Net Zero 2050
■We are mitigating the risk through our carbon reduction plan, which has allocated over €420 million between 2022 and
2024 to support the ongoing decarbonisation of our
operations and value chain.
■In 2025, we invested €18 million in carbon, energy and
logistics savings initiatives, saving approximately 7,000 MWh and 3,000 tonnes of CO2e annually. This investment
includes a shift to renewable energy within our own
production facilities.
■We also aim to transition all of our own car and van fleet to electric or ultra-low emissions vehicles by 2030 in Europe
and are committed to using 100% renewable electricity.
■Other costs which support our emissions reduction, such as
investment in more efficient CDE, EVs and purchased
renewable electricity, are captured as part of our broader
cost allocation framework.

~2.4°C Fragmented World

~3.0°C Current Policies

We modelled the potential impacts on CCEP’s carbon-intensive assets, for example fossil fuel-powered owned fleet (cars, vans, motorbikes and trucks) and machinery and equipment, assuming that:
■As policies and regulations aim to reduce carbon emissions, the use of fossil fuels is likely to decrease, and the cost of using it could increase, leading to a devaluation of the fossil-intensive assets.
■The adoption of green technologies is driven by the rate of technological innovation and facilitates decarbonisation. Assumptions are pathway dependent with a slow technology shift in the Current Policies scenario and ambitious innovation assumptions and a rapid shift to renewable energy under the Net Zero 2050 scenario.

Reputation risk related to our brands and portfolio

■Loss of revenue and/or missed growth opportunities due to climate activism and climate-related reputational damage events.	~1.4°C Net Zero 2050
■We are mitigating the risk through our GHG reduction
targets, carbon roadmap and supporting investment plan,
as well as focusing on using recycled content and improving
collection rates across our markets.
■Our anticipated €310 million investment in rPET between
2025 and 2027, and our commitment to use recycled
content in our bottles could also support an opportunity to
provide lower carbon and lower waste options to
consumers.

~2.4°C Fragmented World

~3.0°C Current Policies

We modelled the potential impacts on CCEP’s revenue and operating profit due to climate activism and climate-related reputational damage events, assuming:
■Levels of consumer activism could be influenced by how much climate action is taken by the beverage sector and by CCEP. This assumes a potential gross risk if CCEP falls behind the beverage sector, causing increased consumer activism relative to our competitors. This assessment does not include packaging changes likely to be required by legislation across the sector.
■Low levels of public climate activism in the Current Policies and Fragmented World scenarios, resulting in limited financial exposure through 2030. Beyond 2030, the
Fragmented World scenario suggests a slight increase in the potential financial impact driven by higher stakeholder scrutiny.
■In the Net Zero 2050 scenario, consumer activism is expected to strengthen; however, the probability and scale of reputational events remains moderate compared to higher-emitting industries, resulting in low potential financial impact.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
238

Environment Climate metrics related to TCFD disclosure
TCFD-related metrics and targets
Through our sustainability reporting
and disclosure, we track, measure and
manage our sustainability targets
and related metrics.
We have considered the TCFD cross
industry climate-related metrics. Progress
against these targets is listed here, as well
as in other sections of our 2025 Annual
Report:
■Climate targets: see Climate change
section (E1), page 228
■Packaging targets: see Packaging section
(E5), page 239
■Water and nature targets: see Water and
nature section (E2, E3 and E4), page 242

For our TCFD cross references table see page 45

For full details on our sustainability metrics, our reporting approach and GHG and water calculations methodology see pages 253–254 and 258–268

Cross industry climate-related and agriculture, food and forest products group metrics
	Group			UK and UK offshore(B)
Tonnes of CO2e	2019(A)	2024	2025	2024	2025
Scope 1 Direct emissions (e.g. fuel used by own vehicles)	424,747	354,479	328,971	30,959	31,515
Scope 2 (market based) Indirect emissions (e.g. electricity)	387,659	347,567	143,961	3	3
Scope 2 (location based) Indirect emissions (e.g. electricity)	549,487	526,622	493,414	17,264	14,212
Scope 3 Biological processes, third party emissions (e.g. ingredients, packaging, CDE, third party transportation)	7,667,510	6,695,802	6,402,425	789,461	765,406
GHG emissions Scope 1, 2 and 3 (full value chain)(C)	8,479,917	7,397,848	6,875,358	820,423	796,923
Emissions from biologically sequestered carbon		102,120	117,684

Intensity ratio
Full value chain GHG emissions per litre (gCO2e/litre)	392.5	329.1	306.2	252.0	240.4
GHG emissions (Scope 1 and 2) per euro of revenue (gCO2e/€)(D)	19.8	34.4	22.6	9.3	9.1

Energy use
Direct energy consumption (Scope 1) (MWh)	1,573,096	1,337,474	1,220,931	107,762	107,008
Direct energy consumption (Scope 2) (MWh)	1,205,936	1,231,747	1,194,860	95,928	93,550
Direct energy consumption (Scope 1 and 2) (MWh)	2,779,031	2,569,222	2,415,791	203,690	200,558

Agriculture, food and forest products group metrics
Total water withdrawn (1,000m3)		36,740	36,095
Total water consumed (1,000m3)(E)		22,570	22,453
Total production volumes from areas of baseline water stress (1,000m3)		8,460	8,250
Note: For details on our approach to reporting and methodology, see our 2025 sustainability reporting methodology document on www.cocacolaep.com/sustainability/
reporting-and-disclosures/download-centre.
(A)  The acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) was completed on 23 February 2024;  the 2019 baseline metrics are presented on a full year basis to allow for better period over period comparability.
(B)  Equates to Great Britain for CCEP.
(C)  Scope 2 is market based approach only.
(D)  Data for the Group in 2019 only includes Europe. Consolidated revenue data for the Group including APS territories not available for 2019.
(E) Data for FY2024 restated to reflect more accurate calculation of wastewater at one of our Philippines sites.

RETURN & PAY SATURDAYS
BRING YOUR PET PLASTIC BOTTLES & SODA CANS
$0.05 PER PLASTIC [WE PAY YOU]
$0.05 PER CAN [WE PAY YOU]
SAUSAGE SIZZLE FOR THE EARLY BIRDS
S.T.A.R.
INFRONT OF GOVERNMENT BUILDING
ELEELE FOU, APIA
TIME: 9:00AM - 2:00PM
CONTACT DETAILS:
+6857527786
+6857739065
+6857700600
EMAIL: starsamoa2021@gmail.com
In partnership with
Coca-Cola

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
239

Environment Packaging (E5)
Our risks and impacts
Production of the packaging we use, including PET bottles,
cans and glass bottles, uses energy, water and both
renewable and non-renewable natural resources. This
could result in negative environmental impacts if not
managed sustainably.
Waste from single use packaging could also lead to
negative environmental impacts and regulatory and
reputational risks where it is not collected for recycling.
Waste is a financially material topic, mainly due to the
potential impact of future regulation regarding the use
of single use packaging.
Our strategy
In the long-term, we aim to go beyond our 2030 targets,
working to achieve higher collection and recycling rates for our bottles and cans, and replacing oil-based virgin plastic with recycled plastic. Our strategy has four key priorities:

Increase packaging collection by partnering with national and local governments and stakeholders

Use recycled content in our packaging by working with our suppliers to increase recycled content in our packaging

Improve recyclability and remove unnecessary packaging design our packaging so it is recyclable and lighter, and uses fewer materials

Refillable and dispensed work with suppliers on innovative dispensed solutions and invest in refillable solutions
Our targets and 2025 progress

75.7%
Target: By 2030 collect the equivalent of at least 85% of the bottles and cans we sell
KPI: Percentage of ready to drink (RTD) primary consumer packages collected for recycling, or collected and refilled, expressed as a weighted average based on CCEP individual unit sales

45.9%
Target: By 2030 at least 30% of the PET we use to make plastic bottles will be recycled PET KPI: Percentage of PET used which is rPET, based on PET bottle sales (tonnes)
We calculate our collection data based on a weighted
average of national collection rates, collected for
recycling rates(A), recycling rates(B) or refillable rates.

See more packaging-related metrics on pages 254 and 257
Our actions
Collecting our packaging
We support packaging collection across all of our markets,
working in partnership with national and local governments
and stakeholders.
Enhancing collection and recycling infrastructure is often
complex and solutions vary by market.
In markets where collection infrastructure is well
developed, like Europe and Australia, we support industry-
led, well designed beverage packaging return schemes,
unless a proven alternative exists.
(A)Collection for recycling rate – measures packaging that is collected in a market to then be sorted for recycling.
(B)Recycling rate – measures packaging at the point in the sorting process where it does not need to undergo any further processing before it is turned into recycled content, as defined by the EU
Packaging and Packaging Waste Regulation (PPWR).

In Germany, Iceland, Norway and Sweden, where deposit
return schemes are in place, our collection rates were
above 80% in 2025.
In markets where collection infrastructure and legislation are less developed, such as Indonesia, the Pacific Islands and
Papua New Guinea, we are committed to proactive voluntary
action and aim to directly fund collection solutions to recover used beverage packaging and drive circular economy outcomes.
Our actions include:
■In Fiji, we established Return & Earn to drive recycling of bottles and cans. We also continued working with local
councils to increase consumer recycling through community
collection points, and additional collection via our sites.
■In Papua New Guinea, we collected more than 39 million
PET bottles for recycling through our PET plastic bottle
collection programme in Port Moresby and Lae in
partnership with local recycling partner Branis Recycling.
■In Fiji, Papua New Guinea, Tonga and Samoa, we installed
equipment to process collected PET bottles and
granulate or compress the material ready for shipment
and recycling. This helps create local jobs and supports
bottle-to-bottle recycling.
■In Samoa, we have been working in partnership with
local collection partners to support community-based
collection of PET plastic beverage bottles and have
contracted to buy back plastic bottles from our
collection partners so they can be exported for
recycling.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
240

Environment Packaging (E5) continued
Across our territories we also invest directly in PET
recycling infrastructure through a variety of joint ventures to turn post-consumer PET bottles into new food-grade
rPET using advanced PET recycling technology:
■In the Philippines, in partnership with Indorama
Ventures, we formed a PET recycling joint venture,
PET Value.
■In Indonesia, in partnership with Dynapack, we
established Amandina, a PET recycling facility located
in West Java through which we collect 1.4 bottles for
every one we sell.
■In Australia, Circular Plastics Australia has established
two bottle-to-bottle PET recycling facilities which play
a critical role in recycling PET bottles from Australia’s
container deposit schemes. The initiative is a joint
venture between Pact Group, Cleanaway Waste
Management, Asahi Beverages and CCEP.
Our rPET joint ventures play a critical role in local plastic recycling infrastructure and supply food-grade rPET which
is used in our bottles across these markets.
Removing unnecessary packaging
We have a long-standing programme to reduce the weight
of our packaging and optimise the materials we use. We are
designing our packaging so that it is recyclable and lighter, and uses fewer resources. In 2025, our Auckland
distribution centre in New Zealand transitioned to
lightweight shrink wrap for product pallets, reducing our
plastic use by more than 40 tonnes. In 2025, we launched
pilots in Germany and France to test a Nature MultiPack, a
new packaging design which replaces plastic film with a
recyclable cardboard handle and dots of adhesive,
reducing the plastic used in each multipack.
Recyclability
We aim to design our packaging to be technically recyclable
so it can be reused or recycled to make new packaging.
Full details regarding the definition are available in our
methodology on page 269.
Although our primary focus has been on making our bottles
and cans recyclable, we have also worked to ensure we use
recyclable materials for all our packaging, including
secondary packaging.
Future pack mix
We continue to invest in refillable packaging across our
markets. Since 2020, we’ve invested approximately €90
million in refillable lines in Germany and France.
In the Philippines, 100% of the glass we use is refillable,
and in Germany we have a well established returnable
glass and returnable PET business.
We are also working closely with our equipment suppliers
to develop new innovative digital dispensing equipment,
which allows consumers to enjoy our drinks in reusable
cups or bottles. Across our markets, we are testing
consumer behaviour to better understand the potential
to expand the use of dispensing equipment with reusable
cups in the future.

Case study
Returnable glass bottles in France

In 2025, at our production facility in Grigny, France, we
installed a brand-new production line able to produce 60,000 returnable glass bottles (RGB) per hour. This will allow us to meet the growing demand for returnable and reusable
packaging in France and further boost our leading support
for a circular economy for our packaging.
We are also partnering with Carrefour in France to offer
Coca-Cola Regular and Coca-Cola Zero Sugar brands in
1L returnable glass bottles. In 2025, this pilot extended to more than 700 stores.

Read more about our strategy in action online at: www.cocacolaep.com/news-and-stories/ccep- unveils-150-million-innovation-investment-in-grigny- france/

Coca-Cola
ORIGINAL TASTE

MAKE YOUR PET BOTTLE
COUNT, DROP IT HERE!
DROP YOUR EMPTY
PET BOTTLES HERE!
Coca-Cola

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
241

Environment Packaging (E5) continued
Recycled materials
Using recycled material in our bottles and cans keeps
valuable resources in the circular economy and helps us
move away from the use of new materials.
We aim to achieve this by using recycled aluminium in our
cans and rPET in our plastic bottles, and continuing to work with our suppliers to use recycled content in our packaging.
Supplier compliance requirements
In addition to sourcing recycled packaging materials, we aim to source our pulp and paper used in secondary packaging
and point of sale material through suppliers which comply
with our Principles for Sustainable Agriculture (PSA).
We track compliance with our PSA through third party
certification standards. For our pulp and paper suppliers
this includes Forest Stewardship Council (FSC) and the
Programme for the Endorsement of Forest Certification
(PEFC).
Stakeholder engagement
We recognise the important role that public policy plays
in supporting a circular economy, and we monitor all
upcoming legislation, which in select markets will require
us to reduce the use of single use plastic or introduce
reusable packaging.
We also regularly engage with customers, suppliers and
NGOs about packaging collection, recycling and circularity.
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
In Indonesia, we actively support the Global Plastic Action
Partnership, a multi stakeholder platform dedicated to
translating commitments to reduce plastic pollution and
waste into action. In Australia, CCEP is a member of
Circular Australia, and we were a member of the UK Plastic
Pact in 2025.

In 2025, we continued to actively engage with stakeholders
and to support EU legislation in the creation and set up of
well designed deposit return schemes that help beverage
producers to enhance packaging circularity. Schemes are
set to launch in Portugal in 2026 and in Great Britain in 2027.
Engagement continues in line with the requirements of the
EU Packaging and Packaging Waste Regulation (PPWR)
across Belgium, France, Luxembourg and Spain.
We also support a wide range of anti-litter and clean up
initiatives through local community partnerships and
employee volunteering. As well as removing and preventing
litter, these activities influence consumer behaviour and
raise awareness about littering and recycling.

For full details on our metrics and methodology related to packaging see pages 254 and 269–271

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
242

Environment Water and nature (E2, E3, E4)
Our risks and impacts
Climate change is exacerbating water stress and
scarcity in many parts of the world. We are witnessing
water shortages, droughts and floods in regions where
we manufacture our products or source our ingredients.
Our manufacturing processes and supply chain both consume
water, which could negatively impact local ecosystems and
communities, especially in areas of high water stress.
We recognise that the agricultural operations from the
cultivation and production of our key agricultural
ingredients and raw materials could disrupt the health
of ecosystems, pollute water and soil in our value chain
and contribute to biodiversity loss. We are committed
to promoting sustainable forest management and
sustainably sourcing our ingredients.
Our strategy
Over the long term, we aim to go beyond our 2030 targets,
working to achieve water security across our value chain,
guided by three strategic priorities:

Best in class water stewardship using water efficiency technologies across our operations

Enhance water security at high risk locations investing in water replenishment projects at 18 high risk locations (HRLs)

Return water to nature via community-based replenish initiatives
We adopt a value chain approach to water stewardship,
focusing on both water efficiency at our own operations,
and returning water safely to nature through replenishment
initiatives.
Our targets and 2025 progress

105.2%
Target: By 2030 return at least 100% of the water we use
in our finished drinks, at an aggregate level, to nature
and communities(A)
KPI: Water returned as a percentage of total sales volume through replenishment projects

56.0%
Target: By 2030 return at least 85% of the total water we use at HRLs, at an aggregate level, to nature and communities(B)
KPI: Water returned as a percentage of total water withdrawn in HRLs in
2025 through replenishment projects

See more details on our water and nature-related metrics on page 255
Our actions
Assessing water risk in our operations
We map our water risks using a series of risk assessments
in line with TCCC. All our production facilities have their
baseline water risk assessed through a global Enterprise
Water Risk Assessment (EWRA) using the WRI Aqueduct
4.0 tool. 31 of our 85 production facilities are located
in areas of high baseline water stress. In 2025, 13.7 million
m³ of our water withdrawals were sourced from areas of
high or extremely high baseline water stress, and we
discharged 5.1 million m³ of waste water. This represented
38.3% of our water withdrawals, a 2.3% decrease compared
to 2024.
(A)Based on the volume of water replenished through replenishment projects versus the sales volume of our ready to drink (RTD) litres of finished beverages.
(B)HRLs are a subset of CCEP’s production facilities, which have been identified as having the highest water-related risks, based upon the results of TCCC’s FAWVA.
We complete Facility Water Vulnerability Assessments
(FAWVAs) every three to five years, assessing further
physical, regulatory and social risks at the production
facility level. Through these assessments, we have
categorised 18 of our 85 production facilities as HRLs.
Across these HRLs, we withdrew 12.3 million m3 of water
in 2025.
We also assess potential risks in water quality and future
availability to our business, the local community and the
wider ecosystem through Source Water Vulnerability
Assessments (SVAs), which we aim to complete every
five years. Our production facilities address these risks
through facility Water Management Plans (WMPs). These are
used to manage site targets, enhance climate resilience,
and enable data sharing and reporting. In 2025, all our
production facilities(C) had SVAs and WMPs in place.
All our production facilities are required to comply with
The Coca-Cola Operating Requirements (KORE) to promote
effective and responsible water use, treatment and disposal, and reduce risk of adverse effects on water ecosystems.

Setting context based targets
We use the insights from the Coca-Cola system FAWVA
risk assessments to categorise our sites and set water
efficiency and replenishment targets appropriate for the
watershed our sites operate in. Our sites are categorised
as follows:
■High risk locations: our production facilities which have
been identified as having the highest water-related
risks, based on the results of TCCC FAWVA. These
sites have the highest water use reduction targets,
and must achieve 100% replenishment by 2035.
■Advanced efficiency locations: sites which operate in
a water stressed context. These sites will be focused
on achieving advanced water efficiency and best in
class water reduction targets.
■Contributing locations: sites which operate in the
lowest water risk areas. These sites have water use
ratio targets which meet industry benchmark
standards.

(C)Excludes our alcohol-only breweries and distilleries in Iceland and Fiji.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
243

Environment Water and nature (E2, E3, E4) continued
Water replenishment
We aim to achieve water security across our value chain
through our water targets.
We do this through investment in water replenishment
projects, which are managed through NGO partners, and
funded together with TCCC and/or with TCCF(A).
Replenishment projects aim to improve the natural
hydrology of a watershed, agricultural water use, or access
to water. We focus on:
■Projects in the minor river basin of our HRLs
■Water, sanitation and hygiene (WASH) access projects in
communities in Indonesia, the Philippines, Papua New
Guinea and the Pacific Islands
■Projects which improve agricultural water use in priority
ingredient sourcing regions
In 2025, in collaboration with TCCC and TCCF, we
replenished 23.6 million m3 of water across our territories, including 18.2 million m3 in Europe, and 5.4 million m3 in APS.
This represents 105.2% of our total sales volume (123.8% in
Europe and 70.1% in APS).
In 2025, we returned 100% of the water we used in 3 of our
18 HRLs.

Case study
Water replenishment partnership with Efteling theme park

In 2025, we announced a joint water replenishment project
with our long-term partner, Efteling theme park in the
Netherlands. The project aims to capture and improve the
infiltration of groundwater at Efteling and within the
catchment area of our production facility in Dongen, one of
our high risk locations. This will help us reach our goal of returning to nature the equivalent amount of the water at our high risk locations.

Improving water efficiency
We work to improve our water efficiency across our
operations and measure progress through our water use
ratio (WUR) – the amount of water needed to produce a
litre of product.

1.76
2025 water use ratio KPI: Water use ratio is calculated as the total water withdrawals divided by total production volumes from CCEP’s production facilities within the reporting period.
We monitor our water use across our business, setting
annual targets and identifying opportunities to reduce
consumption. We continue to invest in water-saving
technologies to make our cleaning and manufacturing
processes more water efficient. In 2025, we invested
€2 million in water efficiency projects resulting in savings of approximately 35,200 m³ per year and helping us to avoid
annual water and wastewater treatment costs of
approximately €105,000 per year.
Through CCEP Ventures we will continue reviewing and
investing in emerging technologies to improve water
efficiency at our sites.
Impacts within our supply chain
Supplier compliance requirements
We engage with suppliers across our value chain to address
common challenges on human rights, water, biodiversity,
pollution and decarbonisation.
In 2025, we sourced products from over 16,000 suppliers,
and spent approximately €8.7 billion with our suppliers. 86%
was spent with suppliers based in our countries of
operation. We hold regular meetings with suppliers to
assess key issues such as performance, innovation and
sustainability.
(A)Investment split varies per project. We claim replenishment benefit as a Coca-Cola system.
All direct and indirect suppliers need to comply with our
Responsible Sourcing Policy (RSP), which sets out
mandatory guidelines, including our Supplier Guiding
Principles (SGPs) and Principles for Sustainable Agriculture
(PSA).
The SGPs set minimum requirements in areas such as
workplace policies, health and safety, business integrity,
environmental protection and human rights. Our PSA apply
to agricultural ingredient and raw material suppliers and
cover human and workplace rights, environmental
protection and sustainable farm management.
Supplier risk management
Understanding what we buy and taking action when we
encounter a risk are key to managing potential supply
chain-related impacts, including water and soil pollution.
In 2025, we continued to work with our technology partners
to increase supply chain visibility and supplement existing
controls to proactively identify risks in our supply chains.
We assess suppliers across multiple criteria such as
financial value, efficiency, innovation and risk.
Sustainability is integrated into the procurement process
and strategies for our strategic suppliers. They are directly managed and influenced by our procurement teams.
We collaborate with approximately 450 suppliers to
manage their sustainability performance and ethical, social
and environmental-related risks. We do this by gathering
data through EcoVadis, a provider of sustainability ratings.
Strategic suppliers are required to undergo an EcoVadis
assessment and have a minimum score above 50 overall,
and above 35 for each criterion.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
244

Environment Water and nature (E2, E3, E4) continued
The assessment includes questions related to soil and
water pollution management, including implementation of
environmental management systems. We use EcoVadis IQ
for non-strategic suppliers. These tools help us profile and map our entire supply base for risk and provide predictive
intelligence to help us understand sustainability risks by
country and industry.
Based on the results of a location-based risk assessment
and the EcoVadis assessment, we identify priority areas
that will require a deeper level of investigation.
We continue to work with Risilience to proactively identify
potential risks in our supply chain. Having mapped our tier 1 suppliers in 2022, we now also use the platform to map our
tier 2 suppliers, expanding our monitoring deeper into our
global supply chain.
In 2025, we continued using the supplier risk management
platform FRDM, to monitor and mitigate human rights and
climate-related risks in our supply chain.
We require our suppliers to support the long-term
sustainability of water resources in balance with
community and ecosystem needs by measuring their water
use where crops are irrigated, and working to increase
water efficiency.
Through the SGPs and PSA we ask suppliers with farms
located in water stressed areas to actively manage their
farms’ source water to the highest standards and build
resilience to climate change.
We continue to monitor upcoming legislation related
to deforestation and human rights across our markets,
and are partnering with suppliers to support greater
collaboration and transparency in sourcing. We are
reviewing compliance with European regulation related
to deforestation-linked commodities, with a primary
focus on pulp and paper, and coffee.
Priority ingredients
We are dependent upon agricultural operations for
the cultivation and production of our key agricultural
ingredients and raw materials. These processes could
impact the health of ecosystems, pollute water and soil
and contribute to biodiversity loss.
We aim to reduce this potential impact by encouraging
all our suppliers to implement responsible growing
practices by complying with the SGPs and PSA, which
include requirements on conservation of natural habitats,
biodiversity and ecosystems, and by purchasing third
party certified priority ingredients.

87.8%
Percentage of sugar sourced through suppliers in compliance with our PSA

98.6%
Percentage of pulp and paper sourced through suppliers in compliance with our PSA
Our priority ingredients directly sourced by CCEP

Raw material	Quantity and brands	PSA aligned third party standards	Compliance
Beet and cane sugar	■Approximately 600k tonnes(A) of sugar beet ■Approximately 600k tonnes(A) of sugar cane	■Bonsucro ■FSA Gold and Silver ■Redcert 2	■Europe: 100% third party standard and PSA compliant ■APS: 68.6% third party standard and PSA compliant
Pulp and paper	■Europe: approximately 80k tonnes(A) of board for secondary and tertiary packaging, and marketing materials ■APS: approximately 50k tonnes(A) of board for secondary and tertiary packaging(B)	■FSC ■PEFC	■Europe: 100% FSC or PEFC certified and PSA compliant ■APS: 96.4% FSC or PEFC certified and PSA compliant
Coffee	■Approximately 5.1 tonnes of Grinders brand	■Rainforest Alliance ■Fairtrade	■51.3% compliance for this CCEP owned brand in APS

(A) Figures quoted have been rounded to the nearest 10k and/or 100k tonnes.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
245

Environment Water and nature (E2, E3, E4) continued

Image: Broomfield Park Wetland replenishment project.
Nature impact, risk and opportunity assessment
In 2025, using the results of the Science Based Targets
Network (SBTN) work carried out in 2024, we initiated a
nature and biodiversity assessment across our value chain
in line with the Taskforce on Nature-related Financial
Disclosures (TNFD).
The TNFD has developed guidance to enable businesses
to assess, report and act on their nature-related
dependencies, impacts, risks and opportunities.
We are working to locate where in our value chain
we interact with nature, evaluate our impacts and
dependencies on nature, and assess our nature-related
risks and opportunities.

In 2026, we will focus on the best way to respond to the
nature-related risks and opportunities identified, and will
work to assess our resilience and dependency beyond our
water and supply chain resilience.
Stakeholder engagement
At our production facilities, we actively engage with
water providers, wastewater treatment facilities, local
governments and NGOs.
We are a member of the CEO Water Mandate’s Water
Resilience Coalition (WRC), which aims to achieve
positive water impacts in 100 vulnerable water basins
globally by 2030.
We are a member of the Alliance for Water Stewardship
(AWS), and in 2025, we retained our AWS platinum certification at our Ghent and Antwerp production facilities in Belgium.
Our Chaudfontaine production facility received ISO 46001
certification in 2025.
We engaged with stakeholders from the private and public
sectors, as well as civil society organisations working on
water stewardship.
In 2025, we hosted two successful Supplier Days, bringing
together suppliers in Australia and New Zealand and the
Pacific Islands, both in person and online. The theme,
partnering for growth, shaped a day of forward-thinking
conversations around sustainability, sourcing and innovation.
These discussions helped align priorities and set the stage
for what’s next.

For full details on our metrics and methodology related to water see pages 255 and 266–268

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
246

Social Own workforce (S1) – safety
Our impacts
The health and safety of our employees, contractors
and temporary workers is of the highest importance. We
have robust processes in place to prevent incidents, but
recognise the risk remains.
Our philosophy is that everyone’s welcome to be
themselves, be valued and belong. We are committed to
building a diverse workforce, with an inclusive culture
and equity at its core.
Safety
Our strategy
We believe that everyone has the right to go home safely
and everyone is responsible for fostering a culture that
respects the physical and mental wellbeing of our people.
We believe all injuries are preventable and that no task is so important that it cannot be done safely. We aim to maintain
world class performance with a TIR below 1(A).

Tracking safety performance through defined metrics and targets covering all people who work for and with us.
Our target and 2025 progress

0.77
Target: total incident rate (TIR) below 1 every year KPI: total incident rate

(A) A (A) TIR rate of 1 is considered world class.
Our actions
Safety management systems
Our health and safety management system covers our
production facilities, procurement, distribution and
commercial teams, our support functions, and contractors,
aiming to mitigate risks and promote a culture of safety
for our employees. Across our territories, 100% of our
employees are covered by our health and safety
management system. Our contractors have to comply
with our policies and requirements as defined in our safety
management system.
Tools like dynamic risk assessments, management safety
walks, leveraging safety technology in trucks, safety
conversations, capturing learnings through near-misses and
potential events are commonly used to improve our safety
performance.
Any potential hazard or work incident is investigated by a
diverse team to identify and prioritise the short-, medium- and long-term corrective actions and communicate learnings. In
cases where injuries or health issues occur, for example cuts, strains and sprains, we make reasonable adjustments to our
employees’ duties and working environment to support their
recovery and continued employment.
We have a contractor management system in place across
all our territories. Under this system, all contractors are
required to pass a risk-based assessment before they are
permitted to work at our sites. We track contractors’ lost
time incidents (LTI), but we cannot calculate their lost time incident rate (LTIR) as we do not have visibility into their work hours, only their hours spent on site. In 2025, we had
1 contractor fatality.
We monitor and track our TIR and fatalities through safety
dashboards across our territories. In 2025, we launched
a new safety scorecard to track incidents and safety
conversations, and to raise safety concerns. In 2025, we
had no fatalities in our own workforce across our territories.
In 2025, we began using SAFEguard, a safety asset and
field evaluation, for digitising and standardising safety
equipment inspections across all operations. The tool
makes inspections standardised with one checklist,
traceable through real-time data, actionable for faster
response, and data-driven to identify trends and
improvement areas, ensuring every safety control
is verified.
Safety training and procedures
We provide health and safety training to our employees
aligned with KORE, CCEP’s risk management procedures and
local regulations. We are an active member of the TCCC
Global Safety Committee and proactively respond to any
learnings shared through the network.
We expect and encourage our people to follow our policies
and procedures and take action if they become aware of
any situation or behaviour affecting the physical or mental
wellbeing of others. Managers are responsible for ensuring
that our workplaces, processes and equipment are kept
safe for our people.

Case study
Global forklift safety competition

In 2025, we launched our first-ever global forklift
safety competition to celebrate the incredible work
of our forklift drivers while reinforcing our commitment
to safety. The competition aims to build safer habits,
reduce risks and ensure everyone gets home safely to
what they love.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
247

Social Own workforce (S1) – diversity
Diversity
Our strategy
We operate in a way that’s fair, inclusive and transparent –
where opportunities are accessible, contributions are
recognised and respect is at the heart of how we make,
move and sell the world’s most loved drinks. We create an
environment where everyone feels empowered to contribute
openly to the success of our teams, and where every voice
is heard, respected and valued.

Everyone is welcome is our commitment to inclusion – recognising different backgrounds, cultures and perspectives of our people
Through our everyone’s welcome commitment we build
trust and engagement with our employees, foster better
collaboration and innovation, drive productivity and growth, and support our people to feel included and engaged.
Our targets and 2025 progress

41.2%	25.2%
Target: 45% of management positions to be held by women by 2030	Target: 30% of our workforce to be women by 2030(A)
KPI: percentage of management positions held by women	KPI: percentage of workforce that are women

See more workforce-related metrics on pages 255-257
Our actions
To drive meaningful and scalable inclusion across
our 31 markets, we centre our efforts around three
intersectional areas: accessibility, belonging and community.
(A) In 2025, this target was refined from 33% to 30% to reflect external labour-market realities across several of our operating geographies, including our APS territories which were acquired after our initial target was set.
■Accessibility
We ensure everyone has fair and equitable access to
work, tools and opportunities to thrive. We use many
approaches to do this, including our inclusive
recruitment principles, accessibility matrix and
accessible communication toolkit.
■Belonging
We create a culture where people feel respected, safe
to be themselves and confident to share ideas and
feedback. We achieve this through authentic storytelling
that amplifies diverse voices and experiences.
Employees have access to workplace ally training,
inclusive policies and resources that foster belonging.
Our focus on inclusive leadership and psychological
safety ensures that leaders create environments where
trust thrives and innovation flourishes.
■Community
We enable collaboration and connection across our
multicultural workforce through employee networks,
listening groups and communities of practice. We have
four global networks (The Future Generation Council,
Pride Community, Disability & Neurodiversity Group and
Supply Chain Gender Balance Steering Committee), and
our employees have access to local listening sessions
and cross-market collaboration events.
This approach helps us unlock inclusive opportunities
across all dimensions of diversity, while enabling local
markets to shape meaningful initiatives that reflect the
unique needs of their people and communities.
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
Our gender diversity approach
We prioritise inclusive hiring practices, including targeted campaigns to attract women and the use of neutral
language in job advertisements to remove bias.
To amplify voices and insights, we engage through listening
communities and market listening circles, supported by
global and local networks that strengthen belonging.
Progress is continuously monitored through gender
modelling shared quarterly with leadership, alongside
engagement and inclusion surveys.
We offer guidance and policies related to menopause,
gender affirmation and transitioning and parental leave.
Our commitment extends to flexible workspaces, with
enhanced changing rooms and pilots of flexible working
models in supply chain environments.
In 2025, we successfully trialled more inclusive uniforms
in seven production facilities, introducing head coverings
and pregnancy dungarees.

Case study
Make Magic Happen advertising campaign
In our “Make Magic Happen” employer branding campaign we use imagery and supporting copy designed to appeal to women and to showcase the variety of roles available across CCEP.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
248

Social Own workforce (S1) – human rights
Human rights
Human and workplace rights are inviolable and
fundamental to our sustainability as a business across
our entire value chain.
Our internal Speak Up resources and external Speak Up
channels are open for any person who seeks to report a
potential violation of Company policy, unethical behaviour,
or misconduct. They allow employees and everyone else
connected to CCEP to confidentially raise matters of
concern. In 2025, 460 complaints were reported through
our internal Speak up channels. Additional information
about the management of our Speak Up channels can be
found on page 90.
No severe human rights issues, incidents or fines
connected to our own workforce that are cases of
non‑respect of United Nations (UN) Guiding Principles
and OECD Guidelines for Multinational Enterprises were
reported, and no complaints were filed to the National
Contact Points for OECD Multinational Enterprises(A).
In 2025, we had no cases of non-respect of the UN Guiding
Principles on Business and Human Rights connected to
affected communities.
All employees have a responsibility to act inclusively and to ensure a safe and harassment-free workplace environment
at CCEP, in line with our everyone’s welcome principles and
our Code of Conduct (CoC). Discrimination of any kind will
not be tolerated and may lead to disciplinary action,
including dismissal without notice, in line with local laws.
All forms of harassment, direct or indirect discrimination
and bullying are prohibited. Managers and leaders have
additional responsibility to take appropriate action to
consider and promote equity, diversity and inclusion in the
workplace and respond appropriately in circumstances
where actions and/or behaviour are not in line with our
values or everyone’s welcome principles. Any person
who feels that they have experienced discrimination or
harassment is encouraged to share their concerns.
(A)We consider slavery, human trafficking and child labour in the definition of severe human rights issues and incidents connected to own workforce.
We support the 10 principles of the UN Global Compact.
These principles are reflected in our Human Rights Policy
and our CoC. We are committed to ensuring everyone
working for CCEP and in our supply chain is treated with
dignity and respect.
All our employees and supply partners have a role in
identifying and mitigating human rights risks across our
business. Employees and managers are empowered to
recognise and address human rights risks and issues as
they conduct their work, and this extends to our
agreements with workers and trade unions.
In 2025, we had 22 substantiated incidents of discrimination.
In response, we implemented a comprehensive set of
disciplinary, educational and organisational measures to
address discrimination-related cases and reinforce our
commitment to a respectful and inclusive workplace.
Actions included issuing strong or final warnings where
appropriate, requiring written commitments regarding data
handling, reallocating employees, and providing targeted
coaching and development support. Teams and managers
received reinforced messaging on respectful behaviour,
early escalation of concerns, and appropriate use of social
media, while broader training, such as enhanced
anti‑harassment and CoC modules, was mandated.
We continued to provide human rights training to
our employees.
Stakeholder engagement
We consult in each business unit with employees and
employee representatives through Committee meetings,
risk mitigation workshops, works councils and union meetings.
We have quarterly performance review meetings with local
leaders as well as the ELT, with clearly defined annual plans.
We set and communicate targets throughout the organisation,
based on actual performance and expected improvement.
We engage with our leaders, managers and frontline teams
by providing them with tailored messaging to ensure their
communication resonates, feels relevant and drives action
related to safety performance and diversity.
As part of our commitment to building a workplace that
embraces inclusion, diversity and equity (ID&E), we partner
with relevant organisations, and support industry wide
pledges to build a more diverse consumer sector. We are a
signatory of the LEAD Network pledge and the Valuable 500
pledge to accelerate gender parity and disability inclusion.
We also support the UN Women’s Empowerment Principles,
promoting gender equality and women’s empowerment. We
partner with the Business Disability Forum and are a
member of Stonewall’s Diversity Champions programme
and the Social Mobility Index.

For full details on our metrics and methodology related to our workforce see pages 255–257 and 272–274

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
249

Social Communities (S3)
Our impacts
Through our community investment programmes and
activities, we seek to make a lasting positive
contribution within our local communities.
We are committed to supporting grassroots
programmes and partnerships, investing in initiatives
that promote inclusion and diversity, and equipping
people with the skills and confidence to succeed in life
and employment.
Our strategy
We are working to strengthen and support our local
communities, aiming to go beyond our 2030 target through
collaboration with our partners, focusing on three priorities:

Developing skills for impact via strong local programmes and partnerships

Providing grassroots community support by staying connected to our local communities

Employee volunteering enabling our employees to take part in a wide range of local community activities

Skills for

While we continue our focus on skills, we are broadening
our Skills for Impact programme to include both individual
and broader community resilience with a target to support
500,000 people to gain the skills needed for a sustainable
future. This has allowed us to increase our reach. Through
this we are committed to support:
■People looking to enter employment or improve their
employability in the labour market – Skills for work
■Small and medium sized enterprises (SME) and
entrepreneurs starting their own micro-businesses
or SME – Skills for business
■People in communities in our value chain, including rural
communities and informal waste collectors – Skills for
communities
Our target and 2025 progress

146,100
Target: by 2030 provide skills development opportunities for at least 500,000 people, delivered through our programmes
and partnerships
KPI: Number of people supported in skills development
(cumulative number since base year 2023)

Our actions
We are committed to having a positive impact by supporting
economic mobility and building resilience in our local
communities.
In 2025, we contributed €15.7 million to our local communities.
Across our markets, we have approximately 60 flagship
partnerships dedicated to supporting people to gain skills. In
2025 alone, this supported the skills development of 94,200
people. Our Support My Cause initiative enables employees to nominate local charities they feel passionately about to
receive a donation from the business. Since 2019, we have
donated €1.7 million to over 280 local charities and community groups across our territories.
We manage the impact of our community programmes
through our Social Impact Framework which provides
guidance on the types of strategic partnerships our local
teams can engage with, how to measure impact and have
established programmes in most markets. In partnership
with Co-op and Special Olympics Great Britain, we have
joined forces to launch Meals That Matter, a campaign that
champions inclusion and raises funds for Special Olympics
Great Britain.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
250

Social Communities (S3) continued

Increasingly, environmental issues related to water, waste,
climate and biodiversity loss are also affecting people’s
lives and communities. We are helping to protect our local
environments through investment in water replenishment,
nature restoration, collection programmes and employee
volunteering.
In Indonesia, through the Wawasan Nusantara water
replenishment project in Kutameneh village, we support the
provision of WASH services to approximately 800 people
and ensure the proper treatment of domestic wastewater,
helping to enhance public health and reducing
environmental contamination.
In 2025, we supported a number of projects to help
local communities affected by natural disasters, including
Typhoon Tino and Typhoon Uwan in the Philippines, ensuring
local people were out of danger and had access to
relief supplies.

Our two-day Volunteering Policy enables our employees to
take part in a wide range of activities that drive economic
empowerment, help protect local environments, and
improve community wellbeing, from litter clean up
campaigns to charity fundraising events and skills-based
volunteering. In 2025, our employees volunteered 41,700
hours of their time.

For full details on our metrics and methodology related to our communities see pages 256 and 274–275
Stakeholder engagement
We recognise our impact on the communities in which we
operate and are committed to engaging with stakeholders
in those communities to listen to, learn from and take their views into account as we conduct our business.
Operational responsibility for ensuring that structured,
ongoing engagement with affected communities takes
place sits within the sustainability function, working closely with operations, procurement and relevant local site
management teams.
Across our territories, we partner with NGOs, academic
institutions, associations and networks to deploy programmes to make a lasting positive contribution within our local
communities.
We meet directly with community leaders and partners
when establishing and evaluating our skills development
programmes, including intended outcomes of our skills for
impact target. Through this engagement we make sure our
programmes meet local needs and continue to be effective
over time. Annually, our community partners provide us with
data to support programme evaluation and reporting.

SKILLS FOR IMPACT
Languages
Sign In
Pelatihan UMKM
Enroll for free
Kurikulum kursus
Kurikulum kursus
Dasar-Dasar Bisnis
Perencanaan Bisnis & Pengembangan Produk
Merek & Distribusi
Pemasaran Digital
Pengembangan Pribadi & Budaya
SKILLS FOR IMPACT
Tentang kursus ini
Gratis
7 modules
Total jam pembelajaran: 210 menit

Case study
Skills for Impact training in Indonesia
In Indonesia, in partnership with universities, we developed the Skills for Impact online training, including seven SME-focused modules and five green jobs modules.

Read more about our strategy in action online at: www.cocacolaep.com/en-id/news-and-stories/ccep- indonesia-encourages-retail-msmes-in-semarang-to- embrace-digitalization/

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
251

Policies and procedures
The aim of our policies is to help everyone in CCEP to manage risks, support compliance with the law and do the right thing for the business, for each other, for our communities and for the environment. Through our policies we aim to manage our material risks and impacts. Several of our policies address more than one material topic. Our policies cover multiple countries with differing local laws, regulations, cultures and traditions, but we have common standards and aim to run our business in a law-abiding, ethical and practical way everywhere. There have been no changes made to our policies or management approaches in 2025 other than regular review and enhancements.

Policy	Description	ESRS reference

Coca-Cola Operating Requirements (KORE)
Applies worldwide, approved by TCCC and impacts all CCEP operating entities.
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
Alignment to international policies and principles: UN Guiding Principles on Business and Human Rights and UN Global Compact CEO Water Mandate.
E1 E2 E3 E5 S1
Click here for policy

Code of Conduct (CoC)
Applies to all CCEP territories, approved by the Board and impacts CCEP employees and third parties including suppliers, vendors, contractors, consultants, distributors and agents which work on our behalf.
The CoC sets out business principles to be followed by CCEP employees and provides information about where to find help if needed. This includes operating procedures and compliance with the applicable rules and regulations related to safety. It also covers our approach to diversity and inclusion.
We recognise our impact on the communities in which we operate and are committed to engaging with stakeholders in those communities to take their views into account as we conduct our business.
S1 S3
Click here for policy

Human Rights
Applies to all CCEP territories, approved by the Board and impacts CCEP employees and suppliers.
Respect for human rights is fundamental to CCEP and the sustainability of the communities in which we operate. Our Human Rights Policy is designed to make sure human rights are respected in our own workplaces, our communities and affected communities, and requires our suppliers to do the same. We value diversity and equal opportunities. Our human rights policy address human trafficking, forced labour and child labour.
Alignment to international policies and principles:
■Universal Declaration of Human Rights
■UN Guiding Principles on Business and Human Rights
■UN Declaration on Rights of Indigenous People
■International Labour Organization’s Declaration on Fundamental Principles and Rights at Work
■UN Global Compact
E2 S1 S3
Click here for policy

Speak Up
Applies to all CCEP territories, approved by the Board and impacts employees, former employees, customers, contractors, suppliers and joint ventures.
Our Speak Up Policy supports employees in raising concerns regarding misconduct, impropriety or wrongdoing without fear of retaliation or detrimental treatment.
E2 S1 S3
Click here for policy

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
252

Policies and procedures continued

Policy	Description	ESRS reference

Health, Safety and Wellbeing
Applies to all CCEP territories, approved by the Board and impacts employees, contractors and temporary workers.
All CCEP employees must keep themselves, their colleagues and others safe by following the relevant policies, procedures and processes that are in place. Our Health, Safety and Wellbeing Policy provides procedures to mitigate foreseeable risk at all times.
S1
Click here for policy

Business Continuity and Resilience Policy
Applies to all CCEP territories, impacts all employees, contractors and temporary workers, and was approved by the Internal Compliance and Risk
Committee. Our Business Continuity and Resilience Policy helps to ensure key CCEP processes, products, services and suppliers are identified and protected to a defined level and have adequate planning in place to recover these in the event of business interruption and / or incidents.
E1 S1
Click here for policy

Anti-Harassment, Inclusion, Diversity and Equity
Applies to all CCEP territories, impacts all employees and approved by the Board.
The purpose of our Anti-Harassment and Inclusion, Diversity and Equity Policy and guidance is to set out our commitment to increasing workforce diversity and fostering an inclusive workplace which is equitable and free from discrimination and harassment, including sexual harassment.
S1
Click here for policy

Responsible Sourcing Policy (RSP)
Applies to all CCEP territories, approved by the Chief Procurement Officer and impacts all direct and indirect suppliers (sub-contractors).
Our RSP reflects our commitment to sustainable practices. It is included in new contracts and sets out the mandatory guidelines that our direct and indirect suppliers must comply with in order to do business with CCEP. This includes our SGPs, PSA and no-deforestation policy.
E1 E2 E3 E4 E5 S3
Click here for policy

Supplier Guiding Principles (SGPs)
Applies to all CCEP territories, approved by the Chief Procurement Officer and impacts all direct and indirect suppliers (sub-contractors).
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
E1 E2 E3 E4 E5 S3
Click here for principles

Principles for Sustainable Agriculture (PSA)
Applies to all CCEP territories, approved by the Chief Procurement Officer and impacts all direct and indirect suppliers (sub-contractors).
Our PSA set out mandatory requirements for suppliers of agricultural products and packaging materials of agricultural origin, to support traceability of our product. The PSA cover criteria including human and workplace rights, forest, habitat and biodiversity conservation, climate change resilience, energy management, GHG emissions reduction, animal health and welfare, agrochemical, soil and farm management systems. We expect our suppliers to constantly monitor their own and their sub-contractors’ compliance, and they are encouraged to promptly notify us if they become aware of any potential risk of non-compliance. PSA compliance is monitored through third party organisations such as Bonsucro, Sustainable
Agriculture Initiative Platform (SAI), Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC).
E1 E2 E3 E4 E5 S3
Click here for principles

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
253

Key performance data related to ESRS material topics

Climate (ESRS E1)	Target and ESRS reference	Group			Europe		APS
		2025	2024	2019 baseline	2025	2019 baseline	2025	2019 baseline

Scope 1, 2 and 3 GHG emissions
Scope 1 GHG emissions (tonnes of CO2e)	E1-6 44a, 48a	328,971	354,479	424,747	173,413	229,439	155,558	195,308
Scope 2 GHG emissions — market based approach (tonnes of CO2e)	E1-6 44b, 49a	143,961	347,567	387,659	4,584	8,007	139,378	379,652
Scope 2 GHG emissions — location based approach (tonnes of CO2e)	E1-6 44b, 49b	493,414	526,622	549,487	104,148	169,921	389,266	379,566
Scope 3 GHG emissions (tonnes of CO2e)	E1-6 44c	6,402,425	6,695,802	7,667,510	3,200,989	3,972,779	3,201,437	3,694,732
Significant Scope 3 categories(A)(B)
Scope 3 — Category 1: purchased goods and services (tonnes of CO2e)	E1-6 51	4,604,801	4,773,793	4,992,320
Scope 3 — Category 4: upstream transport and distribution (tonnes of CO2e)	E1-6 51	567,934	543,304	591,986
Scope 3 — Category 13: downstream leased assets (tonnes of CO2e)	E1-6 51	852,128	964,477	1,658,799
Other Scope 3 categories (tonnes of CO2e)	E1-6 51	377,562	414,228	424,405
FLAG emissions
Scope 3 FLAG emissions	Entity specific	1,243,654	1,257,383	1,222,963	478,119	454,442	765,535	768,521
Scope 3 non-FLAG emissions	Entity specific	5,158,772	5,438,419	6,444,547	2,722,870	3,518,336	2,435,902	2,926,211
Total GHG emissions
Scope 1, 2 and 3 GHG emissions – Full value chain (tonnes of CO2e) (market based approach)	E1-6 44d, 52b	6,875,358	7,397,848	8,479,917	3,378,985	4,210,225	3,496,373	4,269,692
Scope 1, 2 and 3 GHG emissions – Full value chain (tonnes of CO2e) (location based approach)	E1-6 44d, 52a	7,224,810	7,576,904	8,641,744	3,478,549	4,372,139	3,746,261	4,269,606
Absolute reduction in total value chain(A) GHG emissions (Scope 1, 2 and 3) since 2019 (%)	30% by 2030 E1-3 29	18.9	12.8		19.7		18.1
GHG intensity ratios
GHG Scope 1 and 2(C) emissions per litre of product produced (gCO2e per litre)	Entity specific	23.6	34.7		13.7		41.9
Manufacturing energy use ratio (MJ per litre of finished product produced)	Entity specific	0.35	0.36		0.30		0.45
Scope 1, 2 and 3 GHG emissions – Full value chain per litre (market based) (gCO2e per litre)	Entity specific	306.2	329.1	392.5	230.2	295.0	449.7	582.3
Scope 1, 2 and 3 GHG emissions – Full value chain per revenue (location based)(A) (gCO2e/€)	E1-6 53	345.7	370.7
Scope 1, 2 and 3 GHG emissions – Full value chain per revenue (market based)(A) (gCO2e/€)	E1-6 54	328.9	362.0
Other climate-related metrics
Emissions from biologically sequestered carbon	Entity specific	117,684	102,120
Tonnes of CO2e offset through carbon credits (tonnes of CO2e)	E1-7 56b, 59a	11,011	20,484
Percentage of electricity purchased that comes from renewable sources (%)	E1-6 49	84.0	61.0		100.0		66.8
Percentage of electricity consumed that comes from renewable sources (%)	Entity specific	84.1	61.0		99.3		68.1
Percentage of carbon strategic suppliers which have SBTi approved targets (%)	Entity specific	58	45		83		41
(A)ESRS related metric related to material topic (E1). Metric disclosed at Group level only.
(B)Details of all significant Scope 3 categories will be disclosed in our FY2025 sustainability Group data table in our download centre; see: www.cocacolaep.com/sustainability/reporting-and-disclosures/download-centre.
(C)Market based approach only.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
254

Key performance data related to ESRS material topics continued

Climate (ESRS E1)	Target and ESRS reference	Group
		2025	2024

Energy consumption and mix
Total energy consumption from activities in high climate impact sectors (MWh)	E1-5 41	2,415,791	2,569,222
Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors (1,000MWh/€)(A)	E1-5 40	0.12	0.13

Fuel consumption from petroleum products (MWh)	E1-5 38b	630,037	703,662
Energy consumption from natural gas (MWh)	E1-5 38c	553,312	604,171
Consumption of purchased or acquired electricity, heat, steam, or cooling from fossil sources (MWh)(B)	E1-5 38e	202,707	489,343
Total energy consumption related to own operations from fossil sources (MWh)	E1-5 37a	1,386,057	1,797,176

Fuel consumption from renewable sources (MWh)	E1-5 37c	11,316	8,482
Energy consumption from self-generated electricity from renewable sources (MWh)	E1-5 37c	24,070	19,034
Energy consumption from purchased or acquired electricity, heat, steam and cooling from renewable sources (MWh)	E1-5 37c	994,349	744,530
Total energy consumption related to own operations from renewable sources (MWh)	E1-5 37c	1,029,734	772,046

Packaging (ESRS E5)	Target and ESRS reference	Group		Europe	APS
		2025	2024	2025	2025

Percentage of all primary packaging that is recyclable (%, based on unit case)	E5-5 36c	99.8	99.7	100.0	99.6
Percentage of PET used which is rPET (%, based on tonnes of material)	30% by 2030	45.9	46.0	64.5	22.5
Primary packaging collected for recycling as a percentage of total primary packaging (%, based on individual units)	85% by 2030	75.7	75.7
Total packaging weight used during the period(C) (tonnes)	E5-4 31a	981,305	994,323
Percentage of pulp and paper sourced through suppliers in compliance with our Principles for Sustainable Agriculture (PSA) (%)	E5-4 31b	98.6	97.8	100.0	96.4
Total recycled content in packaging used during the period(C) (tonnes)	E5-4 31c	479,543	471,661
Percentage of recycled content in total packaging used during the period(C) (%)	E5-4 31c	48.9	47.4
(A)All CCEP’s activities and net revenue are in one high impact sector as defined by ESRS. This metric includes CCEP total energy consumption. Net revenue disclosed in the Group's consolidated income statement is
€20,901 million. See page 141.
(B)Metric name changed versus FY24 to align with ESRS.
(C)ESRS related metric related to material topic E3 and E5. Metric disclosed at Group level only.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
255

Key performance data related to ESRS material topics continued

Water and nature (ESRS E2, E3, E4 and E5)	Target and ESRS reference	Group		Europe	APS
		2025	2024	2025	2025
Total water withdrawal (1,000m3)	Entity specific	36,095	36,740	21,517	14,579
Total water withdrawals from areas of high or extremely high baseline water stress (1,000m3)	Entity specific	13,695	14,278	10,995	2,700
Percentage of water withdrawn in regions with high or extremely high water stress (%)	Entity specific	38.3	39.2	51.3	18.8
Total volume of water replenished (1,000m3)	Entity specific	23,621	24,688	18,172	5,449
Water replenished as percentage of total sales volumes (%)	100% by 2030	105.2	109.8	123.8	70.1
Water replenished as percentage of total water used at high risk locations (%)(A)	85% by 2030	56.0		46.3	88.4
Manufacturing water use ratio (litres of water per litre of finished product produced)	Entity specific	1.76	1.76	1.59	2.07
Total water consumed (1,000m3)(A)(B)	E3-4 28a	22,453	22,570
Total water consumption from areas of high or extremely high baseline water stress (1,000m3)(C)	E3-4 28b	8,570	8,753
Water intensity ratio (1,000m3 per net revenue)(C)	E3-4 29	1.07	1.11
Percentage of sugar sourced through suppliers in compliance with our Principles for Sustainable Agriculture (PSA) (%)	Entity specific	87.8	80.1	100.0	68.6
Percentage of pulp and paper sourced through suppliers in compliance with our PSA (%)	E5-4 31b	98.6	97.8	100.0	96.4
Percentage of total supplier spend covered by Supplier Guiding Principles (SGPs) (%)	Entity specific	98.8	98.6	99.0	98.2

Own workforce (ESRS 2 SBM-1 and S1)	Target and ESRS reference	Group
		2025
Employee characteristics		Total	Male	Female
Total number of employees(D)	ESRS 2 SBM-1 40a S1-6 50b	39,163	29,282	9,881
Permanent employees	S1-6 50b	37,003	27,778	9,225
Temporary employees	S1-6 50b	2,160	1,504	656
Employee turnover	S1-6 50c	7,372
Rate of employee turnover (%)	S1-6 50c	18.0
Including employee numbers for countries representing at least 10% of CCEP’s total number of employees
Total number of employees – the Philippines	S1-6 50a	9,216	7,578	1,638
Total number of employees – Germany	S1-6 50a	6,053	4,905	1,148
(A)New metric in 2025 related to This is Forward.
(B)Data for FY24 restated to reflect more accurate calculation of wastewater at one of our Philippines sites.
(C)ESRS related metric related to material topic E3 and E5. Metric disclosed at Group level only.
(D)CCEP full-time, part-time and temporary corporate employees. Full time equivalent employees as at 31 December 2025.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
256

Key performance data related to ESRS material topics continued

Own workforce (ESRS 2 SBM-1 and S1)	Target and ESRS reference	Group		Europe	APS
		2025	2024	2025	2025
Safety
Number of fatalities in our own workforce (number)	S1-14 88b	0
Number of work-related incidents (number)(A)	S1-14 88c	327
Total incident rate (TIR) (number per 100 full time equivalent employees)(B)(C)	Below 1 S1-14 88c	0.77		0.88	0.66
Lost time incident rate (LTIR) (number per 100 full time equivalent employees)(B)	Entity specific	0.53		0.75	0.30
Diversity
Number of women in management positions (senior manager level and above) (number)(B)	S1-9 66a	1,567
Percentage of women in management positions (senior manager level and above) (%)(B)	45% by 2030 S1-9 66a	41.2
Percentage of women in total workforce (%)	30% by 2030	25.2
Employees under 30 years old (number)	S1-9 66b	5,504
Employees between 30–50 years old (number)	S1-9 66b	22,602
Employees over 50 years old (number)	S1-9 66b	11,057

Affected communities (ESRS S3)	Target and ESRS reference	Group		Europe	APS
		2025	2024	2025	2025
Number of people supported in skills development (cumulative number since base year 2023)	500,000 by 2030 ESRS S3	146,100	51,900
Total number of volunteering hours (number of hours)(D)	Entity specific	41,700	41,800	34,600	7,100
Total community investment contribution (€ millions)(D)	Entity specific	15.7	15.0	12.7	3.0
(A)New metric in 2025 related to ESRS material topic S1. Metric disclosed at Group level only.
(B)FY24 data including the Philippines not available. Separate table with data excluding the Philippines available on the next page for comparability purposes.
(C)Methodology to calculate this metric differs from ESRS guidance S1 AR 89 (see detailed methodology on page 273). We will aim to align to ESRS guidance on computing this metric in FY26.
(D)We aim to be accurate in our reporting and continue to enhance the way we capture the total value of our community contribution. Figures quoted have been rounded to the nearest 100.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
257

Other entity specific metrics
These metrics are entity specific and are measured for specific purposes, such as LTIP calculations, Revolving Credit Facility (RCF) and disclosure against previous This is Forward targets which excluded the Philippines.

This is Forward and other metrics	Group, excluding the Philippines		Europe	APS, excluding the Philippines
	2025	2024	2025	2025

Climate
Relative reduction in total value chain(A) GHG emissions (Scope 1, 2 and 3) per litre since 2022 (%)	13.6	7.1
Packaging
Percentage of PET used which is rPET (%, based on tonnes of material)	57.0	56.0
Safety
Number of fatalities in our own workforce (number)	0	0
Total incident rate (TIR) (number per 100 full time equivalent employees)	0.95	0.84
Lost time incident rate (LTIR) (number per 100 full time equivalent employees)	0.69	0.62
Diversity
Percentage of women in management positions (senior manager level and above) (%)(B)	41.3	40.3
Percentage of women in total workforce (%)	27.5	26.1
Drinks
Europe: reduction in average sugar per litre in soft drinks(C)(D) portfolio since 2019 (%)			10.2
New Zealand: reduction in average sugar per litre in NARTD(C)(E) portfolio since 2015 (%)				20.7
Australia: reduction in average sugar per litre in NARTD(C)(E) portfolio since 2015 (%)				16.5
Indonesia: reduction in average sugar per litre in NARTD(C)(E) portfolio since 2015 (%)				39.4
Percentage of volume sold which is low or no calorie (%)	51.9	49.9	52.0	51.2

Drinks	Group
	2025	2024
Percentage of volume sold which is low or no calorie (%)	47.6
(A)Market based approach only.
(B)Excludes Fiji and Samoa, as aligned role grades are not available for 2024 reporting.
(C)Volumes are based on RTD litre sales to CCEP customers and reflect changes for new product launches and cessation of products as they occur based on sales timings. Reformulations are captured on a half yearly basis given the high number of beverage formulas across Europe. Reformulations made in the first half of the year are reflected in the current reporting period calculation. Second half reformulations are reflected in the next reporting period. Please note the data source and methodology on when to apply recipe changes differ from the calculation of the GHG emissions of our ingredients.
(D)Sparkling soft drinks, non-carbonated soft drinks and flavoured water only. Does not include water or juice.
(E)Non-alcoholic ready to drink (NARTD), including dairy. Does not include coffee, alcohol, beer or Freestyle.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
258

Sustainability metrics methodology Notes to our This is Forward targets
This is Forward updates
As our business grows - most recently with the addition of the Philippines - and the external landscape continues to evolve, we have updated our sustainability action plan
This is Forward to focus on the social and environmental issues which matter most to our stakeholders and where we can make the biggest difference across all our markets.

Pillar	Our targets
Climate	GHG emissions reduction: by 2030 reduce absolute GHG emissions (Scope 1, 2 and 3) by 30% versus 2019
Water and nature	High risk locations: by 2030 return at least 85% of the total water we use at high risk locations, at an aggregate level, to nature and communities (100% by 2035)
Water replenish: by 2030 return at least 100% of the water we use in our finished drinks, at an aggregate level, to nature and communities
Packaging	Collection: by 2030 collect and recycle the equivalent of at least 85% of the bottles and cans we sell
Recycled plastic: by 2030 at least 30% of the PET we use to make plastic bottles will be recycled PET
Communities	Skills development: by 2030 provide skills development opportunities for at least 500,000 people, delivered through our programmes and partnerships
What has changed
Climate: In 2025, we updated CCEP’s existing SBTi-approved short- and long-term GHG emissions targets to include emissions from the Philippines, and FLAG. These targets are currently awaiting validation from the SBTi.
Collection: Our collection target now reflects the progress we anticipate making with collection partners across our markets, including the Philippines, and the complexities and challenges we face on collection and recycling.
Recycled plastic: Our rPET target now reflects the significant change we anticipate over the next five years, related to the challenges we face in availability, access and the high cost of rPET.
Water: Our updated water targets now have an additional focus on our 18 production facilities which are classified as high risk locations (HRLs). This aligns with TCCC’s focus on
200+ HRLs across the Coca‑Cola system.
Communities: Our communities target has been expanded to reflect the scale of our programmes and partnerships which support skills for work and employment, for communities and for business.
The below metrics have also been removed from This is Forward. We will continue to manage, track and report progress on these metrics on an annual basis, except for disability and sugar reduction which have now expired.
Supplier engagement: Our supplier engagement targets now form a core part of our Supplier
Engagement Programme and remain a key enabler for our 2030 carbon reduction target. This includes our expectation that our carbon strategic suppliers set their own science based climate targets, which is central to our strategy to reduce Scope 3 emissions.
Renewable electricity: Our target to use 100% renewable electricity has not changed and remains a key enabler for our 2030 carbon reduction target. We remain a member of the
Climate Group’s RE100 initiative. Accelerating our use of renewable electricity across our markets remains a key part of our decarbonisation roadmap and we continue to invest in on-site renewable electricity and power purchase agreements (PPAs) for solar, wind, and hydropower.
Supply chain: Our supply chain targets covering sustainable sourcing (PSA) and our
Supplier Guiding Principles (SGP) now form a core part of our broader Supplier Engagement
Programme.
Water efficiency: Our 2030 aggregated Group wide water efficiency target will be removed but we will retain internal site-level targets. Maintaining best in class water stewardship, including a focus on water efficiency, remains a core part of our day to day approach. We will continue to track and report how much water we use per litre of product at an aggregated Group wide level.
Recyclability: Our 2025 recyclability target has largely been achieved, and recyclability is now fully embedded in our day to day operations.
Gender diversity: Our 2030 management positions held by women target has not changed.
We have revised our women in the workforce target to reflect external labour-market realities across several of our operating geographies, including our APS territories which were acquired after our initial target was set. Both targets continue to be a core part of our
Great People strategy and feature within the Great People section of this report, alongside our broader inclusion and people strategy.
Disability: Our 2030 disability target has already been surpassed and our work on disability representation continues to be a core part of our Great People strategy, featured within the Great People section of this report.
Sugar reduction: Our 2025 sugar reduction targets for Europe, Australia, New Zealand and
Indonesia have now expired and in 2025, we met three of the four previous targets. Our
2025 target for over 50% of sales to come from low or no calorie drinks in Europe has now expired and has been surpassed. Our 2030 target for over 50% of sales to come from low or no calorie drinks at Group level has also been surpassed. This target was set in
November 2022 and covered Europe, Australia, New Zealand and Indonesia only.
The growth of low and no calorie drinks is now a structural part of our business strategy and has been fully integrated into Great Brands, rather than setting a new target.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
259

Sustainability metrics methodology Notes to our This is Forward targets continued
Notes to targets
GHG emissions reduction: In 2025, we updated CCEP’s existing Science Based Targets initiative (SBTi)-approved short- and long-term GHG emissions targets to include emissions from the Philippines, and Forest, Land and Agriculture (FLAG). These updated targets are currently awaiting validation from the SBTi. CCEP’s targets include Scope 1, 2 and 3 emissions.
Our detailed carbon inventory, boundaries and methodology can be found in this report. By
2030, we aim to reach the target at Group level. We expect that GHG emissions reductions may vary by market, with some markets achieving above the 30% target and some below.
High risk location replenishment percentage: High risk locations (HRLs) are a subset of
CCEP’s production facilities, which have been identified as having the highest water-related risks, based upon the results of The Coca-Cola Company (TCCC) Facility Water Vulnerability
Assessment (FAWVA). In 2025, 18 of our 85 production facilities were defined as HRLs. We calculate HRL replenishment based upon the total litres of water replenished through water replenishment projects located in the water supply watershed of HRLs, divided by the total litres of water withdrawals from the HRLs, including from municipal, borehole and rainwater sources. By 2030, we aim to reach the target in aggregate. We expect that the extent of replenishment may vary by HRL, with some above 85% and others below.
100% water replenishment: Water replenishment is based on the volume of water replenished through replenishment projects, including those within the watersheds of our
HRLs, our key sourcing regions, or water, sanitation and hygiene (WASH) access projects. We measure the water we use in our finished drinks through the sales volumes of company beverage products (in ready to drink (RTD) litres) as disclosed in the latest Annual Report and Form 20-F. RTD litres equate to the final consumption beverage volume, including diluted post-mix and Freestyle and alcoholic ready to drink (ARTD). By 2030, we aim to reach the target in aggregate. We expect that the extent of replenishment could vary by country, with some markets above or below 100%.
Collection: The target is the equivalent of 85% of the total number of bottles or cans we place into the marketplace, at an aggregate level. The KPI used to measure this target is calculated as the percentage of RTD primary consumer packages collected for recycling or collected and refilled expressed as a weighted average based on CCEP’s individual unit sales. The bottles and cans collected and recycled will not necessarily have been sold by us.
The extent of collection and recycling will vary by market, with some above 85% and others below. This target includes the following select primary consumer packaging types: aluminium and steel cans, beverage cartons, refillable glass and refillable PET bottles, single-use glass and single-use PET bottles, pouches and aluminium bottles. The following packaging types are excluded: cups and vessel, refillable HDPE, bag in box (post-mix), Freestyle and keg. This target does not apply to caps or labels.
Recycled plastic: Includes recycled PET (rPET) that we purchase and PET that is used via our third party co-packers. By 2030, we aim to reach the target at an aggregate level, across all of the PET we use, not per pack. PET refers to the type of plastic used to make beverage bottles, known as polyethylene terephthalate. PET is usually derived from fossil fuels and recycled
PET is derived from post-consumer plastic waste. The extent of our use of rPET will vary by market, with some above 30% and others below. The target does not apply to the plastic used to make caps and labels. The target excludes all refillable PET and refers to one-way PET bottles only.
Skills development: Includes support provided through programmes and partnerships across our markets. This target is a cumulative target, representing the number of people supported since 2023. The type and number of initiatives will vary by market. Includes in-
person and online interventions to support people looking to enter employment or improve their employability in the labour market (Skills for work), and to support small and medium sized enterprises (SME) and entrepreneurs starting their own micro-businesses (Skills for business) and to support people in communities in our value chain, including smallholder farmers, rural communities and informal waste collectors (Skills for communities). ‘Support’
refers to resources that CCEP commits to support skills development programmes. If a programme has other funding providers, the number of beneficiaries claimed by CCEP is directly proportional to the funding provided by CCEP.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
260

Sustainability metrics methodology Climate
Our approach to reporting and methodology
CCEP’s carbon footprint is calculated in accordance with the World Resources Institute
(WRI) and World Business Council for Sustainable Development (WBCSD) Greenhouse Gas
(GHG) Protocol Corporate Standard, using an operational control approach to determine organisational boundaries.
GHG emissions are reported in tonnes of carbon dioxide equivalent (tonnes of CO2e or
tCO2e), accounting for different Global Warming Potentials (GWPs) of the different GHGs.
In 2025, we updated CCEP’s existing SBTi-approved short- and long-term GHG emissions targets to include emissions from the Philippines, and FLAG. These updated targets are currently awaiting validation from the SBTi.
Our sustainability performance data has only been externally validated by our external assurance provider.
Note on sources of data and calculation methodologies
Under the GHG Protocol, we measure our emissions in three Scopes. We disclose the
Scope 1, 2 and 3 carbon emissions of our full value chain, including emissions related to our production facilities, operational centres, sales offices, distribution centres, cold drink equipment (CDE) and our owned and leased transportation, as well as third party distribution, business travel, ingredients and packaging. We also disclose biogenic emissions, which are outside the three WRI/WBCSD GHG Protocol Scopes. GHG emissions are reported on a gross basis, independent of any GHG trades, offsets or carbon credits.
Where we refer to our own operations, unless otherwise indicated, we are referring to our own production, sales/distribution, combined sales/production facilities, administrative offices and fleet owned or controlled by CCEP, including our shared service centres in
Bulgaria and the Philippines.
In-scope sales volumes are based on RTD litre sales to CCEP customers and reflect changes as they occur, based upon sales timings. Sales from distribution agreements or commercial products are excluded as the GHG emissions associated with these products will be accounted for by the Brand owners which are not CCEP owned or operated. Alcohol sales volume is included if CCEP manufactures the alcohol products, or mixes the alcohol into ARTD, such as Jack Daniels & Coca-Cola. Sales volumes from imports/exports from/to non-CCEP countries are excluded to avoid double counting.
Approximately 2% of our value chain carbon footprint is based on estimated data. This includes the site energy emissions for small leased offices where energy invoices or the square metre footage size is not available. Where we do not have the packaging specifications for a limited number of packaging types (e.g. coffee bags), these are estimated based on an average of all other packaging specifications. We also estimate the electricity consumption for home charging for the pure electric and plug-in hybrids in our company car fleet.
2019 baseline and recalculation methodology
Our baseline year is 2019. The acquisition of Australia, Pacific Islands and Indonesia (API)
was completed on 10 May 2021, and the acquisition of Coca-Cola Beverages Philippines, Inc.
(CCBPI), was completed on 23 February 2024. Sustainability metrics are presented on a full year basis. 2019 baselines and subsequent years have been calculated on a pro forma basis to allow for better period over period comparability.
In line with the WRI/WBCSD GHG Protocol guidance, we restate our baseline and subsequent year data when there are significant acquisitions, new emission factors and more accurate data. We apply a significance threshold of 5%, but also re-baseline in line with best practice, in order to retain consistency and comparability across years. In 2025, the restatement of our baseline figures for 2019 and 2020–2024 represented less than
0.5% of our 2019 baseline. Key changes include:
■Updates to more accurate packaging collection rates, particularly in Europe
■Updated to industry emission factors
■Updates to product recipe data
Scope 1 GHG emissions sources
Includes direct owned and operated sources of emissions such as:
■Stationary combustion sources, such as natural gas, diesel/petrol fuel for back up boilers/generators and on-site shunting vehicles, light fuel oil, liquefied petroleum gas
(LPG) for forklift trucks, compressed natural gas (CNG), non-biogenic element of biofuels such as HVO100 and biomass
■Mobile combustion such as diesel and petrol for CCEP-operated customer delivery vehicles, vans, motorcycles and car fleet
■Fugitive emissions of refrigerants
■Fugitive CO2 emissions from manufacturing processes (i.e. losses occurring during the product carbonisation process)
■On-site renewables including geothermal, solar, ground source heat (listed as GHG emission sources, but zero rated in terms of carbon emissions).
■Fugitive biogas from anaerobic digesters
We follow Beverage Industry Environmental Roundtable (BIER) emissions sector guidance on the emissions source for the source of the CO2 supplied to CCEP to carbonate soft drinks, and whether these are generated from fossil or biogenic sources of CO2.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
261

Sustainability metrics methodology Climate continued
Scope 2 GHG emissions – purchased electricity, heat and steam
We report Scope 2 emissions according to the GHG Protocol Scope 2 Guidance. We use the
Scope 2 market based approach to report our aggregated Scope 1, 2 and 3 GHG emissions, and to set our Group SBTi targets.
We include indirect sources of GHG emissions from the generation of electricity, heat and steam we use at our sites.
The carbon emission factors for Scope 2 emissions are applied in terms of the two methods provided by the GHG Protocol:
(1)Location based: all electricity purchased is converted into GHG emissions using the average grid emission factor for electricity in the country in which it is purchased. Energy
Attribute Certificates (EACs) are not applied to the total Scope 2 emissions unless these are produced and claimed by CCEP.
(2)Market based: all electricity purchased is converted to GHG using emission factors from contractual instruments which CCEP has purchased or entered into. EACs are applied based on RE100 guidance which allows for EACs to be used against electricity consumed in the same market as where the EACs are purchased.
Any sites with no contractual instruments for renewable electricity supply will have a residual factor applied (where available), which has had renewable contractual instruments removed.
The quantity of purchased renewable electricity was verified through EACs such as
Guarantees of Origin (GoOs) in the EU, Renewable Energy Guarantees of Origin (REGOs) in
the UK, International Renewables Energy Certificates (iRECs), Large-scale Generation
Certificates (LGCs) in Australia, Tradable Instruments for Global Renewables (TIGRs) or
Power Purchase Agreements (PPAs) from our electricity suppliers in each country, and through meter readings of renewable electricity generated on-site.
In leased non-production facilities where we do not control the purchase of the electricity, we apply the national grid emission factor for those sites. Where the landlord has provided evidence that they are purchasing renewable electricity on our behalf, we will report this in line with the market based approach. Emissions related to the generation of electricity for these sites are included in our Scope 2 emissions.
Scope 3 GHG emissions
Data is consolidated from a number of sources across our business and is analysed centrally. We use a variety of methodologies to gather our emissions data and measure each part of our carbon footprint.
CCEP uses emission factors relevant to the source data including the UK’s Department for
Energy Security and Net Zero (DESNZ), Australia’s Department of Climate Change, Energy, the
Environment and Water (DCCEEW) factors for state-level electricity factors, Institute for Energy and Environmental Research (IFEU) for our packaging and ingredients factors and International
Energy Agency (IEA) emission factors for all other grid factors at a national level.
Data sources include:
■Energy data: from metered sources, supplier invoices or calculations and estimates based on energy benchmarks published in the Best Practice Programme’s Energy
Consumption Guide 19 (ECON 19)
■Package specifications
■Recipe data for key ingredients: in APS, if a recipe change occurs during a reporting year, it is applied for the full year’s sales. In Europe, the change is applied from the date the change is made
■Packaging collection rates: we have restated prior year 2019–2024 rates in line with updated European methodology for calculating packaging collection rates
■Supplier data for recycled content rates
■CO2 released from carbonated products when opened by consumers
■Calculations of CDE emissions are based on weighted average daily (kWh/24h) supplier energy consumption rates and by subtracting any savings achieved through carbon/
energy use reduction initiatives completed during the reporting period or prior years
■Transport fuel is calculated according to actual litres, kWh or kg used, or kilometres recorded with vehicle fuel efficiency rates provided by suppliers
■Supply of water, treatment of wastewater and waste management are calculated by using litre and weight (kg) data respectively
■Spend data used to calculate Category 1: purchased goods and services (marketing and
IT spend). Marketing spend includes: sales and marketing agency and services spend and trade marketing. IT spend includes fixed and mobile telecoms, IT hardware and software and outsourced services
■Employee headcount and job role used to calculate employee commuting data.
Includes Well-To-Tank (WTT) assumptions
■We have started to use supplier-specific emission factors for sugar beet in Europe.
This represents 2.8% of total Scope 3 emissions, calculated using specific supplier emission factors. We will extend this to other packaging and ingredient suppliers over the coming years
FLAG emissions
GHG emissions are broken down between FLAG and non-FLAG emissions. FLAG emissions are generated from land use change and management of land – these emissions are reported separately in line with guidance from the SBTi. CCEP does not have any material
FLAG emissions from our direct activities (i.e. Scope 1), and these are only relevant for our
Scope 3 supply chain emissions. FLAG can also result in carbon removals as well as emissions. Any relevant removals are reported through corporate level programmes, and removals within the supply chain are assumed to be temporary and therefore not reported.
Non-FLAG emissions are derived from the use of fossil fuels, packaging materials, logistics, cooling and other related activities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
262

Sustainability metrics methodology Climate continued
Scope 3 reported categories
The following Scope 3 categories are reported in our total value chain figures, and are included in our current SBTi target boundary, representing approximately 90% of our
Scope 3 emissions:
■Category 1: purchased goods and services (including the packaging we put on the market, the ingredients used in our products, purchased water, IT, telecoms and sales and marketing agencies and services and trade marketing spend)
■Category 3: fuel- and energy-related activities not already included in Scope 1 or Scope 2
(e.g. WTT and transmission and distribution from energy supply to our sites and assets)
■Category 4: upstream transportation and distribution (transportation of finished products paid for by CCEP)
■Category 5: waste generated in operations (emissions from disposal of waste generated at our production facilities)
■Category 6: business travel (including employee business travel by rail and air)
■Category 7: employee commuting (including commuting and home working emissions)
■Category 8: upstream leased assets (including the home charging of company plug-in hybrid electric vehicles (PHEV) and battery electric vehicles (BEV))
■Category 11: use of sold products (including CO2 emissions released by consumers, in accordance with BIER guidance)
■Category 12: end of life treatment of sold products
■Category 13: downstream leased assets (including the emissions generated from the electricity used by our hot and cold drink equipment at our customers’ premises)
The following Scope 3 categories are not included in our current SBTi target boundary:
■Category 1: purchased goods and services (additional purchased goods and services that are not included above)
■Category 2: capital goods
■Category 15: investments (including investments in joint venture recycling facilities and
CCEP Ventures investments)
All other Scope 3 categories (9, 10 and 14) are not currently applicable to CCEP.
NOTE: the Scope 3 exclusions from the SBTi target apply to all of the below metrics.
Scope 1, 2 and 3 GHG emissions – Full value chain
Aggregation of Scope 1, 2 and 3 GHG emissions using both the market and location based approaches for Scope 2 emissions.
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
Out of scope sales include items such as certain brands where we only distribute the product (e.g. some commercial products within our alcohol portfolio in APS).
In 2025, less than 1% of our Europe and APS reported sales volume was out of scope for
GHG reporting.
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
Scope 1, 2 and 3 GHG emissions – Full value chain per revenue
Calculation = [Total Scope 1, 2 and 3 GHG emissions] ÷ [Total sales revenue (euros)]
Metric units are reported as gCO2e/€.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
263

Sustainability metrics methodology Climate continued
GHG emissions (Scope 1 and 2) per euro of revenue
Calculation = ([Total Scope 1 GHG emissions] + [Total Scope 2 GHG emissions (market based approach)]) ÷ [Total sales revenue (euros)]
For CCEP, “UK and UK offshore” equates to our operations in Great Britain. Metric units are reported as gCO2e/€.
Emissions from biologically sequestered carbon
Biogenic CO2 emissions are defined as CO2 emissions related to the natural carbon cycle, as well as those resulting from the production, harvest, combustion, digestion, fermentation, decomposition and processing of biologically based materials. Biologically based feedstocks, also referred to as “biologically sequestered carbon”, are non-fossilised and biodegradable organic materials originating from modern or contemporarily grown plants, animals or microorganisms.
Biogenic emissions are inherently accounted for in the atmosphere’s natural carbon cycle. Reporting them within Scope 1, 2 or 3 would lead to double counting of emissions, as the sequestration of CO₂ during the growth of the biomass is not accounted for in these Scopes.
Methodologies and boundaries
Emissions from biologically sequestered carbon are reported outside the three Scopes of our reported GHG emissions, in line with WRI/WBCSD GHG Protocol guidance. CO2 is used to carbonate our soft drinks. We follow the BIER guidance on reporting CO2 emissions from biogenic sources for fugitive losses and release by consumers.
Our scope for reporting emissions from biologically sequestered carbon includes:
■Biofuels (HVO100, Bio-CNG, rice husk and wood) used in vehicles and sites
■Anaerobic biogas (where CO2 is released from combustion of the biogas)
■Biofuel where blended with diesel/petrol (e.g. forecourt fuels)
■Biogenic-sourced CO2 as an ingredient: we follow the BIER emissions sector guidance
Each source of biologically sequestered carbon is calculated separately using appropriate biogenic carbon emission factors and then aggregated to provide our reported total.
Emissions from the production and transportation of biofuels are accounted for in Scope 3 as part of Category 3: WTT.
Emissions from conversion of biogenic CO2 to a higher GWP GHG are accounted for in Scope
1. CCEP uses the most up to date emission factors from DESNZ/DEFRA for biogenic CO2 and anaerobic biogas and for biofuels and bio blends.
Exclusions
Emissions from carbon removals within our value chain related to biomass feedstock production for bioenergy are well below the significance threshold for CCEP, so these removals have yet to be estimated. If the level of significance changes in the future, CCEP will follow the latest guidance from the GHG Protocol on accounting for removals. Biogenic emissions from electricity generation are excluded.
Manufacturing energy use ratio
This includes the use of electricity, diesel and natural gas, as well as other fuels used, where used in our manufacturing operations (e.g. heating, forklift trucks). The fuels used in our distribution fleet (e.g. diesel used in our trucks and vans) are not captured in the manufacturing energy use ratio.
Total production volume is measured in undiluted litres for all inventory produced at our production facilities. Production facilities are defined as our bottling and production facilities for beverages under our operational control. This does not include externally sourced production (or “co-packed”) sites or sites from which we source finished packaged goods.
Methodologies and boundaries
Calculation of ratio = [Total of all energy consumed (MJ) at production facilities]
÷ [Total volumes of production from CCEP production facilities (production litres)]
CCEP’s manufacturing energy use ratio is calculated in line with The Coca-Cola Operating
Requirements (KORE). All non-alcoholic ready to drink (NARTD) production facilities, breweries and distilleries are included. Coffee-related facilities (Grinders coffee), joint ventures with third parties (e.g. rPET production facilities) or facilities where only PET pre-
forms are produced are excluded. Anaerobic biogas and combined heat and power (CHP)
electricity output are excluded.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
264

Sustainability metrics methodology Climate continued
Energy consumption
Energy consumption is based upon procurement data from each site, supported by monthly invoices. We report fuel consumption by fuel type using our environmental management system. Data is captured as part of our carbon calculation model. Energy and fuel consumption data is collected and converted using local conversion factors to convert fuel to kWh.
Methodologies and boundaries for energy-related metrics
Total energy consumption within the organisation is the total of:
■Non-renewable fuel consumed
■Renewable fuel consumed
■Electricity
■Purchased heat and steam
■Self-generated electricity which is consumed by CCEP
■Mobile combustion (litres of diesel and petrol converted into kWh) for CCEP owned and leased vehicles
■Less any electricity, heating, cooling and steam sold
Total energy consumption (own operations) from fossil sources is the total of:
■Fuel consumption from petroleum products: light fuel oil/site diesel, diesel and petrol for
CCEP operated customer delivery, vans and car fleet, propane, LPG, and other petrol
■Energy consumption from natural gas and CNG
■Non-renewable electricity consumption: electricity CHP and purchased electricity from non-renewable sources
Total energy consumption (own operations) from renewable energy is the total of:
■Electricity solar and geothermal
■Purchased renewable electricity, hydro, wind and ground source heat and purchased heat and steam
Total energy consumption per net revenue (from activities in high climate impact sectors)
Calculation = [Total energy consumption from activities in high climate impact sectors] ÷
[Total sales revenue from activities in high climate impact sectors (euros)]
All CCEP’s activities and net revenue are in one high climate impact sector, as defined by
ESRS.
Renewable energy
The quantity of renewable electricity was verified through renewable electricity contracts
(EACs) from our electricity suppliers in each country, and meter readings of renewable electricity generated on-site. EACs are applied based on RE100 technical guidance, which allows for EACs to be used against electricity consumed in the same market as where the
EACs are purchased (e.g. Norway GoOs being used in Germany). Our production facilities, distribution sites, warehouse sites and office sites are in scope.
Methodologies and boundaries for renewable energy-related metrics
Percentage of electricity purchased that comes from renewable sources
Calculation = [Quantity of electricity purchased (in MWh) from renewable sources] ÷ [Total electricity purchased]
Purchased electricity includes centrally procured electricity bundled or unbundled with
EACs, leased solar facility and water turbines, and PPAs. Unbundled instruments represent
1.7% of our total purchased electricity.
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
This includes centrally procured electricity bundled or unbundled with EACs, on-site solar, leased solar facility and water turbines, and PPAs, as well as owned assets (solar facilities).
Figures in this calculation are based solely on the amount of electricity that CCEP consumes (i.e. purchased electricity, self-generated electricity and electricity supplied via a lease agreement).
For non-production sites where we do not control the purchase of electricity, standard grid electricity is consumed. Emissions related to the generation of electricity for these sites are included in our Scope 2 emissions.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
265

Sustainability metrics methodology Climate continued
Percentage of carbon strategic suppliers having targets approved by the SBTi
Carbon strategic suppliers are suppliers which collectively account for approximately 80%
of our Scope 3 emissions. All carbon strategic suppliers are directly managed by our procurement teams. They have been selected based upon their contribution to our carbon emissions, and our intent to work with them on long-term carbon reduction programmes.
In 2025, we had approximately 220 carbon strategic suppliers.
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
Suppliers with a committed status are excluded from the total number of carbon strategic suppliers with SBTi approved science based targets. However, we do track this list of suppliers separately. Suppliers whose SBTi target status is “committed” have made a commitment to set a science based target aligned with the SBTi’s target setting criteria within 24 months.
Additionally, we count small and medium sized enterprises (SME) as “committed”, if they inform us of their plans to submit the SME Target Setting Form by target year date.
A business with a group science based target approved by the SBTi can consist of various legal entities or operational divisions. Where these divisions operate independently, akin to individual suppliers in their dealings with CCEP, they are designated as independent carbon strategic suppliers for the purpose of this metric. As a result, several different carbon strategic suppliers may form part of the same group associated with a single approved group SBTi science based target.
Tonnes of CO2e offset through carbon credits
Carbon offset credits are defined as centrally purchased certified carbon credits (e.g. Gold
Standard or Verra/VCS). These credits are purchased and certificates are retired centrally.
In 2022, CCEP purchased approximately 100,000 tCO2e of carbon credits, which we have retired annually between 2023 and 2025. In 2025, we retired 11,011 tCO2e of carbon credits from the VCS-certified Rimba Raya Biodiversity Reserve Project in Indonesia.
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
Total tonnes of CO2e offsets are based upon retired carbon credit certificates.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
266

Sustainability metrics methodology Water and nature
Total water withdrawal
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
Water withdrawals are measured primarily based on meter readings and invoices for the majority of our production facilities. In some limited instances, estimations are used to calculate withdrawals. Water withdrawals are reported by source at site level using environmental management systems. Water in storage does not have a significant water‑related impact; therefore, we do not report any changes in water storage.
Manufacturing water use ratio
Water use ratio is calculated as the total water withdrawals divided by total production volumes from CCEP’s production facilities within the reporting period.
Methodologies and boundaries
Calculation = [Total water withdrawal (litres)] ÷ [Finished product (production volume litres)]
Production facilities are for all beverage types. Total water withdrawal is the total of all water used by production facilities from all sources, including municipal, borehole and rainwater sources.
This includes water used for production, water treatment, cleaning and sanitation, backwashing filters, irrigation, washing trucks and other vehicles, kitchens or canteens, toilets and sinks, and fire control. This does not include return water (e.g. water used for cooling which is returned to the source after use) and water to the community (e.g. taps at our facilities to be used by local community).
Finished products represent litres of product produced, including all production, not just saleable products, and excluding externally sourced production (or "co-packed") or third party sites from which we source finished packaged goods. Volume is prior to dilution for consumption (e.g. post-mix volume is for syrup volume, not RTD litres).
Non-production sites are excluded and production facilities linked to coffee roasting,
PET preforms and recycling are out of scope.
Water intensity ratio (water consumption per revenue)
Methodologies and boundaries
Calculation = [Total water consumption] ÷ [Total sales revenue (euros)]
Metric units are reported as m3/€.
Areas of baseline water stress
All our production facilities are assessed for baseline water stress through a global
Enterprise Water Risk Assessment (EWRA) using the WRI Aqueduct 4.0 tool. Sites in baseline water stress are those that are in “high” or “extremely high” water stress, according to the
WRI Aqueduct 4.0 tool.
The EWRA was last carried out in 2024. Through the EWRA, we have identified that 31 of our sites are in baseline water stress. An assessment of our sites located in water stressed areas is completed periodically and also on a risk-based basis, as threats evolve and new data becomes available. We include any new build or acquired sites, and exclude any sites divested.
Methodologies and boundaries
Total water withdrawals from areas of baseline water stress
Calculation = [Water withdrawal from municipal source (litres)] + [Water withdrawal from borehole source (litres)] + [Water withdrawal from rainwater source (litres)]
Water withdrawal only from production facilities located in areas of baseline water stress.
Alcohol only sites and other non-beverage production facilities are excluded from the scope of this measure.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
267

Sustainability metrics methodology Water and nature continued
Percentage of water withdrawals from areas of baseline water stress
Calculation = [Total water withdrawals at production facilities located in areas of baseline water stress (Litres)] ÷ [Total water withdrawals at production facilities (Litres)]
Alcohol only sites and other non-beverage production facilities are excluded from the scope of this measure.
Total water consumption from areas of baseline water stress
Calculation = Total water withdrawal (litres) - Total water discharge (litres)
Alcohol only sites and other non-beverage production facilities are excluded from the scope of this measure.
Water replenished
Our water replenishment projects are managed with local NGOs and community groups and are funded together either with TCCC or with The Coca-Cola Foundation (TCCF).
Investment split varies per project and we claim replenishment benefit as a Coca-Cola system.
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
Calculation = The volume of water replenished through water replenishment projects (litres)
Water replenishment is based on the volume of water replenished through replenishment projects. This includes projects within the watershed of our HRLs, our key sourcing regions or WASH access projects.
Sales volumes of Company beverage products (in RTD litres) have been used as disclosed in the latest Annual Report and Form 20-F. RTD litres equate to the final consumption beverage volume, including diluted post-mix, Freestyle volumes and ARTD.
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
(2)Water, sanitation and hygiene (WASH).
(3)Water for productive use.
High risk locations
HRLs are a subset of CCEP’s production facilities, which have been identified as having the highest water-related risks, based on the results of the TCCC FAWVA. We complete
FAWVAs every three to five years with TCCC and updated this assessment in 2024 across all of our production facilities, excluding our alcohol-only breweries and distilleries in
Iceland and Fiji. In 2025, 18 of our 85 production facilities were defined as HRLs.
The FAWVA process is designed to identify risks based on the local water context (physical, social, regulatory) through a survey and identification of water-related vulnerabilities and mitigation actions for each production facility. The FAWVA is conducted using survey data, vulnerabilities, and global water risk data (e.g. WRI baseline water stress) to estimate the likelihood of water-related risk events. This likelihood is combined with potential consequences (manufacturing and reputation impacts) to estimate the water-related risks at the facility level.
The HRL watershed is comprised of the minor basin within which the HRL facility is located and the water supply watershed of the HRL. The volume replenished in HRL watersheds is based on the total replenish volume from project locations within HRL watersheds. The HRL replenish volume is determined using project-level location coordinates, project replenish volume, and the HRL watershed boundaries.
Multiple HRL production facilities can share the same HRL watershed. If a project falls within a shared HRL watershed, the replenish volume from that project can be assigned to any one, or a combination of, the eligible HRLs.
Water replenished as percentage of total water used at HRLs
Calculation = [Litres of water replenished at HRLs] ÷ [Total water withdrawn at HRLs]
Water used is defined as the total water withdrawn from HRL production facilities. Water withdrawal includes withdrawals from municipal, borehole and rainwater sources.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
268

Sustainability metrics methodology Water and nature continued
Principles for Sustainable Agriculture (PSA)
PSA apply to agricultural ingredients and raw material suppliers, and cover human rights, environmental protection and sustainable farm management. They also include forest and biodiversity conservation practices, such as no conversion of forests for new agricultural production, protection of endangered species and, where possible, restoration of ecosystem services that our suppliers of agricultural ingredients and bio-based packaging materials are expected to implement.
Annual quantities of priority ingredients in compliance with the PSA come from supplier declarations. Suppliers also disclose relevant certifications and third party standards which align to PSA requirements. CCEP conducts subsequent checks on supplier disclosed quantities to internal CCEP procurement systems and verifies a sample of third party standards declarations to relevant websites and public records.
Methodologies and boundaries
Percentage of sugar sourced through suppliers in compliance with our PSA
Calculation = [Total weight (Mt) of product sourced through PSA compliant scheme] ÷
[Total weight (Mt) of product sourced]
In partnership with TCCC, we offer several routes for sugar beet suppliers to comply with the PSA and meet third party standards. Sugar cane suppliers can be certified as meeting our PSA through third party standards such as Bonsucro, FSA Gold and Silver and Redcert 2.
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
The SGPs form part of the standard conditions which are attached to our purchase order process. SGPs compliant suppliers are direct suppliers that signed terms and conditions
(through our purchase orders) which included our SGPs covering the reporting period.
Methodologies and boundaries
Calculation = [Total € spend with SGPs compliant suppliers] ÷ [Total € spend across all direct suppliers]
Data based upon compliance pathway agreements with suppliers in the reporting period, and percentage of total spend sourced through these suppliers. Spend excluded from the scope of this measurement:
(1)Brand partner (franchise or distribution agreement partners) spend
(2)Payments made outside standardised procurement processes (e.g. donations, sponsorship, recycling schemes, government institutions and tax authorities)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
269

Sustainability metrics methodology Packaging
Packaging
CCEP’s packaging data is calculated based upon monthly sales volume data within the reporting periods, standard packaging specifications and material types and weights by product stock keeping units (SKUs). This information is calculated for each individual country and subsequently combined to form regional or Group level reports.
Percentage of all primary packaging that is recyclable
Packaging can be considered to be “recyclable” when it meets the general reusability criteria and either the global criteria or the local criteria are met:
■Reusability: if more than 70% of the packaging material by weight can be separated and effectively reused in another application, it meets the criteria for reusability.
For example, in aseptic fibre packaging, consisting mainly of paper with components like aluminium, glue and plastic, the paper portion can be isolated and repurposed.
Reusability also includes a recycling process where materials are transformed into new products of alternative use or functionality compared to the original product.
■Global criteria – effective recycling at scale: a packaging type is considered recyclable if it is widely collected and effectively recycled across a cumulative geography of 400 million consumers. The extent of recycling is determined not just by the type of packaging but also by the available collection and recycling infrastructure. “Effectively recycled” means that the packaging is transformed into a raw material for use in a new application.
■Local criteria – collected and recycled at scale:
•Accessibility of collection: packaging is considered to be collected at scale if at least
65% of the population has access to recycling collection facilities. This threshold of
65% is what CCEP would regard as a minimum standard in its markets, barring any stricter local regulations.
•Local recycling rates are met: on a local scale, if at least 30% of the packaging introduced to the market is effectively recycled, the packaging is deemed recyclable.
This assessment is based on the actual recycling performance of the packaging material within the local market.
Our preference is for beverage packaging to be converted into secondary raw material that can be used again in beverage packaging (i.e. bottle-to-bottle). At present our packs are being recycled into a range of either PET resin or other materials (such as fibre and plastic strapping). These are also deemed recyclable under our definitions. Over time, we will aim for all our materials to be recycled into new beverage packaging, or have multiple use cycles.
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
It is calculated based upon the definition of recyclability according to the Ellen MacArthur
Foundation that “a packaging or packaging component is recyclable if its successful post-
consumer collection, sorting and recycling is proven to work in practice and at scale”.
A unit case equals approximately 5.678 litres or 24 eight-ounce servings, a typical volume measure used in our industry. Our packaging data is representative of the material specifications, as at 31 December in each reporting period.
Primary packaging collected for recycling as a percentage of total packaging
Methodologies and boundaries
Calculation = Percentage of RTD primary consumer packages collected for recycling or collected and refilled expressed as a weighted average based on CCEP individual unit sales
Collection rate represents a weighted average of national collection rates:
■Collected for recycling rates, which measure packaging that is collected in a market to then be sorted for recycling.
■Recycling rates, which measure packaging at the point in the sorting process where it does not need to undergo any further processing before it is turned into recycled content, as defined by the EU Packaging and Packaging Waste Regulation (PPWR).
■Refillable rates.
The calculation is based on CCEP’s sales of individual units by package type and by country, and is used to express the overall percentage of equivalent bottles, cans and other primary consumer packaging types introduced into the market. This is a calculation to represent the percentage of primary consumer packages that have been collected and refilled or collected for recycling for the year.
Collection rates are determined by country for each packaging type based on either national studies of collection or recycling data by packaging material type, fact-based data from a collection partner, production facility standards for refillable packs, or internal estimates (approximately <1%).
Given the delay in publication of national collection data and statistics, there is a time lag between the availability of this data and our reporting. Therefore, the national collection rates for the latest reporting period (often prior year) are applied to the reporting period volumes. This means, in some instances, the collection rates from 2024’s reporting have been rolled over to 2025’s reporting as updated recycling rates were not available.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
270

Sustainability metrics methodology Packaging continued
National studies are performed by external third parties, such as governments, industry organisations, NGOs, recyclers and consultancies, which may include those engaged by
CCEP. Production facility standards are applied for refillable glass and PET. In some cases internal estimates have also been used where data and assumptions are dependent on a third party (e.g. recycler or waste picker).
Collection rates – data choices/hierarchy
(1)Deposit return scheme (DRS): in countries where a DRS is in place, we will use the national reported figures as made available by the scheme administrator. These figures are ideally published on a unit basis.
(2)No DRS: in countries where no DRS is in place, but there is an Extended Producer
Responsibility (EPR) active:
•For PET bottles, CCEP will look to align with the requirement reporting from the
Single‑use Plastics Directive ((EU) 2021/1752). If this rate is not yet available, we will choose to report calculated rates based on the material sorted for recycling
(or sorting output) as published by the country’s Producer Responsibility Organisation
(PRO). If neither of the above are available, we will work with an independent third party to check and use the official data that is made available by the country
PRO, and is closest to the point of measurement as stated in the Single-Use
Plastics Directive.
•For all other materials (glass, aluminium, steel, carton), CCEP will look to align with the revised PPWR methodology ((EU) 2019/665), which now takes into account only those materials that are ready to be effectively reprocessed into new raw materials
(recycled into new raw materials).
If this is not yet available, we will report calculated rates based on the most accurate and official published numbers.
In many instances in Europe, this will mean that we will use the recycling rates reported for packaging waste on Eurostat.
■(3) In countries where no DRS is in place, and no EPR is active:
•CCEP will use the collection numbers that are generated by our “self-funded collection efforts”. This is based on data from our collection and/or recycling partners. With this methodology, it is possible for CCEP to effectively collect more bottles and/or cans than the number of bottles and/or cans that have been put onto the market by CCEP within the same year. The total number of collected bottles and/
or cans will be taken into account when calculating the aggregated collection rate.
•If no “self-funded collection efforts” take place in a certain market, we use collection data that is made publicly available through official and reliable sources (e.g.
government and NGO studies).
Definitions
The packaging collection rate is based on packaging collection for recycling rates by material in each of our markets. We then apply these to our own packaging sales (based on individual units) by pack and by market, and express this weighted average as the estimate to track our progress against our target.
The way that packaging collection rates are calculated may differ across our markets.
Where these are available, we use collection or recycling rates based on beverage containers. However, in some instances only material data is available (e.g. total glass, not beverage glass in isolation).
Sales in units are measured for the following select primary consumer packaging types:
aluminium and steel cans, beverage cartons, refillable glass and PET bottles, non-refillable glass and PET bottles and pouches.
The following packaging types are excluded: cups and vessels, refillable HDPE, bag in box
(post-mix), Freestyle and keg.
For refillable glass and refillable PET (Germany only), where available, we use CCEP country specific returns data from our sites. This is a measure of how many total bottles are returned to our CCEP sites, including non-CCEP bottles as a percentage of how many bottles CCEP put onto the market within a year. With this methodology, it is possible for
CCEP to effectively collect more bottles than the number of bottles that have been put onto the market by CCEP within the same year. The total number of collected bottles will be taken into account when calculating the aggregated collection rate.
Where CCEP country-specific returns data is not yet available (Australia, Belgium, Fiji,
France, the Netherlands), we use the market standard collection rate for refillable glass of
95%.
In 2025, back-cast data for prior years was calculated via Eunomia, and was used in the re-
baselining of our GHG emissions.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
271

Sustainability metrics methodology Packaging continued
Percentage of PET used which is rPET
Calculation = [Total weight of rPET used in one-way PET bottle sales (tonnes)]
÷ [Total weight of one-way PET bottle sales (tonnes)]
Labels and caps are excluded from the calculation. The calculation excludes all refillable
PET and refers to one-way PET bottles only.
To determine the proportion of rPET in our PET bottles, we calculate a weighted average.
This calculation takes into account the monthly sales and the percentages of rPET, focusing on the PET used in our single use PET bottles. It involves averaging the amounts of both mechanically and chemically recycled PET, as well as virgin PET, for each PET product variant on a monthly basis.
Total packaging weight
Total weight of packaging (tonnes) includes:
■Primary packaging: PET, glass, aluminium, carton, pouches/multifilm, LDPE, HDPE,
PP and paper
■Secondary packaging: LDPE, HDPE, cardboard and PP
■Tertiary packaging: LDPE
This also accounts for trippage (i.e. the number of reuses) for our refillable products.
Total recycled content
Recycled material in our packaging refers to post-consumer recycled materials collected from consumers, which are reused as new raw material in our packaging.
Calculation = Total weight of packaging that is recycled (tonnes)
Includes all packaging: primary, secondary and tertiary (see above).
Rate of recycled packaging calculation = [Total weight of packaging that is recycled
(tonnes)] ÷ [Total weight of packaging (tonnes)]
Includes all packaging: primary, secondary and tertiary (see above).

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
272

Sustainability metrics methodology Social and community
Employee headcount
Headcount based upon data as at 31 December of each reporting period. Headcount excluded from the measurement includes all contractors, pre-pensioners, employees on leave of absence (e.g. maternity leave, long-term sick, parental leave) and any Board members as at 31 December of each reporting period.
Employee turnover
The total number and rate of employees who leave the organisation during the reporting period.
Calculation: [Number of employees who left during the period] ÷ [average number of employees during the reporting period]
We use a 13‑month average headcount to ensure that both the opening and closing headcount figures are fully captured in the annual calculation.
Percentage of women in management positions
Management – includes roles graded as Senior Manager and above, including Vice
President, Director, Associate Director and Senior Manager levels. Role grades are aligned for markets in Europe, Australia, Indonesia, New Zealand, Papua New Guinea and the
Philippines. Other APS markets (Fiji and Samoa) have been excluded from this calculation due to their local Human Resources systems and role grade definitions not being directly comparable to the rest of the Group. For the purposes of the calculation we are assuming that all employees in these two countries are in non-Senior Manager roles.
The gender of global full time, part time and temporary active corporate employees for CCEP is self-reported by employees in CCEP’s Human Resources system as at
31 December of each reporting period, based on headcount numbers.
Methodologies and boundaries
Calculation = [Total number of women in management positions] ÷ [Total number of employees in management positions]
The gender of employees is disclosed by employees on Human Resources systems.
Percentage of women in total workforce
The gender of global full time and part time corporate employees for CCEP is self-reported by employees in CCEP’s Human Resources system as at 31 December of each reporting period, based on headcount numbers.
Measurement excludes all contractors, temporary and seasonal workers, pre-pensioners, employees on leave of absence (e.g. maternity leave, long-term sick, parental leave) and any Board members as at 31 December of each reporting period.
Methodologies and boundaries
Calculation = [Total number of women employees] ÷ [Total number of employees]
The gender of employees is disclosed by employees on Human Resources systems.
Human rights
Complaints filed through Speak Up platform to raise concern: For confidentiality reasons, this data includes reports made by both employees and non-employees. These include a mix of enquiries and allegations filed through our Speak Up resources and channels.
Incidents of discrimination: Actual number of harassment and discrimination incidents that are substantiated. These are work-related incidents of discrimination and harassment on the grounds of gender, racial or ethnic origin, nationality, religion or belief, disability, age, sexual orientation, or other relevant forms of discrimination involving internal and/or external stakeholders across operations in the reporting period.
Severe human right incident: A severe human rights incident within our operations is an event or situation in which a business’s operations, products, or business relationships cause, contribute to, or are directly linked to a serious negative impact on CCEP workforce.
These may include but are not limited to forced labour or child labour, severe and systemic discrimination, gender‑based violence and harassment, denial of equal opportunity, suppression of freedom of expression, association, or collective bargaining or other protected human rights coming from lawsuits, formal complaints through CCEP or third‑party complaint mechanisms or serious allegations in public reports or the media, where these are connected to CCEP’s workforce.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
273

Sustainability metrics methodology Social and community continued
Safety
CCEP aligns its reporting definitions with TCCC Technical KORE Environmental Occupational
Safety and Health (EOSH) performance measurement guidance. Reporting on fatalities includes employees, contractors/third parties, and members of the general public:
Employee fatality: a loss of life occurring to an employee as the result of Company business interaction and/or with CCEP property.
Contractor/third party fatality: a loss of life occurring to a contractor or third party (such as a vendor or site visitor) as the result of CCEP business interaction and/or interaction with
Company property.
General public fatality: a loss of life of a person not affiliated with CCEP as a result of a
CCEP business interaction and/or with CCEP property, such as equipment or fleet vehicle, or a work-related interaction with CCEP employees or contractors.
Lost time incident (LTI): an LTI is a reported work-related injury or illness that results in one or more lost days. It is defined as an incident connected with work which makes an individual unfit to return to carry out a range of their normal duties for the next scheduled day or shift. The scope relates to all CCEP operational employees at production and distribution/warehouse facilities.
Medical treatment cases: an incident connected with work which resulted in an employee sustaining an injury which requires treatment beyond first aid. It is not necessary for the medical treatment case to require time off work beyond the date of the injury to be classified as a medical treatment case.
Recordable work-related incident: an event in which a fatality, injury or illness resulting in an LTI or medical treatment case, as the result of interaction during work-related activities with Company property, vehicle, product, process, procedure or employee, regardless of fault.
Operational employee: includes all hourly, salary and temporary employees who are on a facility’s payroll, as well as contractors and temporary employees who are not on a facility’s payroll, but for whom facility management provides day to day supervision of their work and provides the details, means, methods and processes by which the work objective is accomplished. As examples, temporary agency employees and permanent contractors performing janitorial, catering, security or other routine site services are considered operational employees.
Contractors and temporary employees: managed exclusively by an outside firm, typically performing construction, pest control and similar project or task-specific work, and are not considered operational employees.
The scope of reporting is limited to self-reported or witness-reported data collected for CCEP.
Safety data is collected and reported for all sites where we have full operational control.
This includes manufacturing, logistics (distribution centres and warehouses), cold drinks operations and commercial (sales, vending and central offices) sites and locations. Each month, sites are required to submit details associated with all incidents, accidents and
LTIs, and full time equivalent employees (FTE) data for their site. FTE data is primarily obtained directly from the global Human Resources/payroll system or estimated using employee numbers, average number of hours worked, absences and overtime information, if actual data is not readily available. Safety data and FTE data are reported at site level using the global data management system.
Methodologies and boundaries
Total incident rate (TIR)
Calculation = [Number of LTIs and medical treatment cases * 200,000] ÷ [Number of hours worked in the reporting period]
The calculation is based on 200,000 hours (100 FTE working 40 hours per week for 50 weeks)
and can be approximated as: Total incident rate (TIR) = ([Number of LTIs and medical treatment cases] ÷ [Average number of FTEs]) x 100.
This excludes contactors.
Lost time incident rate (LTIR)
Calculation = [Number of LTIs * 200,000] ÷ [Number of hours worked in the reporting period]
The calculation is based on 200,000 hours (100 FTE working 40 hours per week for
50 weeks) and can be approximated as: LTIR = ([Number of CCEP LTIs] ÷ [Average number of FTEs]) x 100.
This excludes contactors.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
274

Sustainability metrics methodology Social and community continued
Percentage of people self-declaring as having a disability in our workforce
CCEP global definition of disability: any physical or mental condition, impairment, or long-
term condition which has an effect on your ability to carry out everyday activities. They can be temporary or permanent. They can be visible and non-visible.
This disability definition is used to aid self-identification via surveys and is aligned to the global definition developed in partnership with the Disability and Neurodiversity Working
Group based on UN Convention on the Rights of Persons with Disabilities (CRPD) and externally reviewed by experts, including the Business Disability Forum.
The percentage calculation is based upon those who have responded to the survey, and have self declared as having a disability. Scope included those in full-time, part-time and temporary active corporate employment with CCEP. Employees on leave of absence are able to complete the survey (e.g. maternity leave, long term sick, parental leave). The surveys are planned to be conducted every two years. The surveys are voluntary and fully anonymous.
Surveyed data excludes all contractors and Board members as of the date that the survey was conducted.
The geographical scope of the survey includes all European countries (including Bulgaria(A)),
Australia, Fiji, Indonesia, Papua New Guinea, the Philippines and New Zealand from our APS region. Samoa has been excluded from this calculation due to its overall size however we will continuously review and assess the appropriate scope of countries within this measurement.
Methodologies and boundaries
Calculation = [Total number of employees self-declaring as having a disability (Number of individuals)] ÷ [Total number of employees responding to voluntary survey (Number of individuals)]
Based on responses to an inclusion, diversity and equity survey conducted every other year.
Non-respondents to the survey are fully excluded from the percentage calculation.
Calculated based on the total number of employees responding to our voluntary 2025 inclusion survey (representing 48% of total workforce) and the number of employees self-
declaring as having a disability.
(A) Non-bottling location. Shared service centres only.
Number of people supported in skills development
Support: this refers to resources that CCEP commits in order to support skills development programmes. If a programme has other funding providers, the number of beneficiaries claimed by CCEP is directly proportional to the funding provided by CCEP.
Skills development: in-person and online interventions to provide skills development for a sustainable future. Our programmes focus on three themes:
(1)Skills for work: we support people looking to enter employment or improve their employability in the labour market through the following skills: awareness of careers and aspirations, people and employability skills, digital skills, vocational skills, green skills and early careers.
(2)Skills for business: we support small and medium sized enterprises (SMEs) and entrepreneurs starting their own micro-business or SME: carbon management skills, resource efficiency and utility management skills, sustainable procurement and circular economy skills and entrepreneurial, and digital business skills.
(3)Skills for communities: we support people in communities in our value chain, including smallholder farmers, rural communities and informal waste collectors: WASH behaviour skills, waste literacy and plastic recovery skills, community environmental awareness and green livelihood skills.
Interventions include elements such as virtual events, in-person events, training/upskilling programmes, vocational training, work experience, apprenticeships, internships/placements, and mentoring. Each programme delivery partner is responsible for data collection, including details of registration of individuals enrolled in each programme and evidence to support reach and impact figure. Data collection can include, but is not limited to, post-event surveys, attendance lists, proof of completion of online training, register of attendance, schedule/work diary of beneficiary and signed contracts.
The following groups of individuals do not qualify as beneficiaries in our measurement:
■People who signed up but did not attend/take part in community investment activities.
■People that were sent information but did not engage with the material.
■People indirectly impacted by an activity, e.g. the whole population of a town where a learning centre has been set up.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
275

Sustainability metrics methodology Social and community continued
Methodologies and boundaries
Calculation = Cumulative total number of people supported in skills development since
1 January 2023 (base year)
The number of people supported in skills development (beneficiaries) via active participation in skills development activities or programmes supported by CCEP since 2023, when CCEP started the programme. Activities and programmes can include those delivered by either external community partnerships or via CCEP administered programmes such as the Early
Careers programme, supporting those just starting on their career paths with gaining access to on the job development (e.g. apprenticeships, internships and graduate schemes).
Total number of volunteering hours
Volunteering hours is the total hours of paid working hours contributed by employees to a community organisation or activity. The term ‘volunteering’ is often used to describe time contributions, but it can go beyond this to include any active engagement in community activity during paid working time.
Examples include:
■Employee volunteering
■Active participation in fundraising activities
■Longer-term secondments to community organisations
■Supervision of work experience placements
Total number of volunteering hours are used as the basis to estimate the cost of employee time spent volunteering in the community during company time which forms part of our overall total community investment contribution calculation.
Methodologies and boundaries
Calculation = Total number of volunteering hours during paid working time carried out through engagements with charitable organisations or activities that extends beyond our core business activities
The hours of volunteering activities are managed via Human Resources systems across most markets. Additional survey data is used where Human Resources systems do not capture volunteering days or hours.
Total number of volunteering hours
CCEP uses the B4SI Framework to measure its total community inputs: cash, time, in-kind contributions, and management costs.
Data is captured via surveys across all CCEP markets and includes:
Cash contribution: Corporate giving is the gross monetary amount that is paid in support of a community organisation/programme. Leveraged contributions are excluded. (Total gross monetary amount (€))
Time contribution: Time contributed by active CCEP employees to a community organisation or a charitable programme in paid working hours (The cost of the number of hours of paid employee time, e.g. multiply number of hours volunteered in company time by average global hourly rate (€))
In-kind contributions: Other non-cash resources contributed to community activities. This could include donation of products, provision of professional services, use of Company assets, provision of free advertising space (The cost of in-kind contributions valued at the cost to the Company and not market value (€))
Management costs: The costs associated with managing community activities. (Number of hours to manage community activities (hours) multiplied at average global hourly rate (€)).
The value of employee time is measured as both volunteering time and management time, and is valued at a cost of €33.09 per hour (2024: €31.89 per hour), based on total employee
Opex and Capex costs, on an average day of 8 hours.
Methodologies and boundaries
Measurement of our community investment measures our voluntary engagement with charitable organisations or activities that extends beyond our core business activities.
Where community partnerships are commercial projects that have a community benefit,
e.g. recycling partnerships with customers, 50% of the contribution is counted.
Excludes investment contributions excluded any leveraged funding received in the reporting period.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
276

Sustainability metrics methodology Drinks
Sugar reduction
Volumes are based on RTD litre sales to CCEP customers and reflect changes for new product launches and cessation of products as they occur based on sales timings.
Reformulations are captured on a half-yearly basis given the high number of beverage formulas. Reformulations made in the first-half of the year are reflected in the current reporting period calculation; reformulations made in the second half of the year are reflected in the next reporting period.
Note that the data source and methodology on when to apply recipe changes differs from the calculation of the GHG emissions of our ingredients.
Total sugar quantified by aggregating the sugar content of the total volume of sales of non‑alcoholic beverages.
Given route to market logistics there will be a delayed impact to final end outlet sales to the end consumers.
Reduction in average sugar per litre in soft drinks portfolio since 2019.
Methodologies and boundaries
Calculation = Percentage change of ([The total sugar (of included scope) of reporting period] ÷ [Total volume in litre (of included scope) of reporting period]) versus ([2019 total sugar (of included scope)] ÷ [2019 Total volume in litre (of included scope)])
European soft drink sales only.
Soft drinks is defined as sparkling soft drinks, non-carbonated drinks and flavoured water only, and does not include plain water or juice. This definition aligns to the UNESDA commitment definition.
Reduction in average sugar per litre in NARTD portfolio since 2015
Methodologies and boundaries
Calculation = Percentage reduction in total portfolio wide weighted volume average sugar content (measured in grams per 100ml) since 2015
Australia, Indonesia and New Zealand NARTD sales only.
NARTD defined as sparkling soft drinks, non-carbonated drinks, water, flavoured water, juice and dairy, excluding products that contain alcohol.
Percentage of volume sold which is low or no calorie
Low calorie beverages are defined as being less than or equal to 20 kcal/100ml. Zero calorie beverages are defined as being less than 4 kcal/100 ml.
Volumes are based on unit case sales to CCEP customers and reflect changes for new product launches, cessation of products and reformulations as they occur based on sales timings. There will be a delayed impact to final end outlet sales to the end consumers.
A unit case is approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit.
Methodologies and boundaries
Calculation = [Total NATRD sales volume of low or no calorie products (unit cases)] ÷
[Total NARTD sales volume (unit cases)]
NARTD defined as sparkling soft drinks, non-carbonated drinks, water, flavoured water, juice and dairy.
Calculations do not include coffee, alcohol, beer or Freestyle. For 2025, data includes
Europe, Australia, Indonesia, the Philippines and New Zealand only.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
277

Incorporation by reference The following information is incorporated by reference consistent with ESRS standards to other parts of the Annual Report.

Disclosure		Page
ESRS 2 SBM-1 40	Significant markets and/or customer groups served, including changes in the reporting period	8
ESRS 2 SBM-1 40	Sustainability-related goals	26
ESRS 2 MDR-T	Targets on material sustainability matters	26
ESRS 2 SBM-1 40	Significant group of products offered, including changes in the reporting period	13–14
ESRS 2 SBM-1 40	Breakdown of total revenue	151
ESRS 2 SBM-1 40	Elements of strategy that relate to sustainability matters	11
ESRS 2 SBM-1 42	Description of the business model and value chain	9
ESRS 2 SBM-2 45	Interests and views of stakeholders	28–29
ESRS 2 40 b	Total revenue	3
ESRS S1 SBM-2	Interests and views of own workforce	28-29
ESRS 2 GOV-5 36	Risk management and internal controls over sustainability reporting	41
ESRS 2 GOV-1 20	Roles and responsibilities of administrative, management and supervisory bodies in oversight of process to manage material IROs	69
ESRS 2 GOV-1 21	Composition and diversity of the members of the administrative, management and supervisory bodies	61
ESRS 2 GOV-1 21 b	Information about representation of employees and other workers	84
ESRS 2 GOV-1 21 d	Board’s gender diversity: percentage by gender and other aspects of diversity	19, 84
ESRS 2 GOV-1 23	Administrative, management and supervisory bodies’ skills and expertise developed to oversee sustainability matters	61, 73–74
ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes	95–96, 106, 109
ESRS E1-1 AR 21	Explanation of extent to which ability to implement action depends on availability and allocation of resources	43
ESRS E1-1 16 g	Undertakings excluded from Paris-aligned benchmarks	27
ESRS S1-3	How the undertaking tracks and monitors issues raised and addressed, and how it ensures effectiveness of those channels	90
TCFD statement	UK Listing Rule 6.6.6R(8) – TCFD compliance statement	45

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
278

ESRS 2 – Appendix A Disclosure reference
The following table contains all disclosures in ESRS 2 and our material topical standards. Standards deemed not material are excluded. This table can be used to navigate the sustainability statement, and to locate ESRS data points located outside the sustainability statement, which have been incorporated by reference (consistent with ESRS standards), via the following icon throughout the report♦.

Cross cutting standards Disclosure		Reference	Page	Explanatory notes
ESRS 2 | General disclosures
BP-1	General basis for preparation of the sustainability statement	Basis for preparation and transition	222
BP-2	Disclosures in relation to specific circumstances	ESRS 2 general information – Our DMA outcomes	222
GOV-1	The role of the administrative, management and supervisory bodies	Board of Directors, Directors’ biographies, Governance framework, Training and development, ESG governance framework, policies and procedures	61, 62–67, 69, 73, 224, 251–252
GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Board-level governance	223, 224
GOV-3	Integration of sustainability-related performance in incentive schemes	2023 Long-Term Incentive Plan, LTIP, Long-term incentives	94–96, 109
GOV-4	Statement on sustainability due diligence	Statement on due diligence	223
GOV-5	Risk management and internal controls over sustainability reporting	Internal control procedures and risk management, Risk management and internal controls	41, 223
SBM-1	Strategy, business model and value chain	Our operations, Our business model, Our strategy, 2025 highlights, Portfolio highlights, This is Forward	8–9, 11, 13–14, 26 ##
SBM-2	Interests and views of stakeholders	Our stakeholders, Climate stakeholder engagement, Packaging stakeholder engagement, Water and nature stakeholder engagement, Own workforce stakeholder engagement, Communities stakeholder engagement	28–29, 229, 241, 245, 248, 250
SBM-3	Material IROs and their interaction with strategy and business model	Our double materiality assessment, Material ESG-related impacts and risks	225–227
IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	Our double materiality assessment	225
IRO-2	ESRS disclosures covered by the undertaking’s sustainability statement	Incorporation by reference, Appendix A	277, 278–281
MDR-P	Policies adopted to manage material sustainability matters	Policies and procedures	251–252
MDR-A	Actions and resources in relation to material sustainability matters	E1, E2, E3, E4, E5, S1, S3 – Our actions	228–231, 239–241, 242–245, 246–248, 249–250
MDR-M	Metrics in relation to material sustainability matters	E1, E2, E3, E4, E5, S1, S3 – Metrics and targets, Key performance data related to ESRS material topics, Methodology	228, 239, 242, 246–247, 249,
MDR-T	Tracking effectiveness of policies and actions through targets	This is Forward – our sustainability action plan	26

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
279

ESRS 2 – Appendix A Disclosure reference continued

Cross cutting standards Disclosure		Reference	Page	Explanatory notes
E1 | Climate change
SBM-3	Material IROs and their interaction with strategy and business model	Material ESG-related impacts and risks, Our risk and impact	226, 228
IRO-1	Description of the processes to identify and assess material IROs	Our double materiality assessment	225
E1-1	Transition plan for climate change mitigation	ESG governance framework, Our climate transition plan	224, 228–237
E1-2	Policies related to climate change mitigation and adaptation	Policies and procedures	251–252
E1-3	Actions and resources in relation to climate change policies	Our climate transition plan, Business planning	228–237
E1-4	Targets related to climate change mitigation and adaptation	Metrics and targets, 2030 decarbonisation levers, Key performance data summary – climate	230–231, 238, 253
E1-5	Energy consumption and mix	Key performance data summary – energy consumption and mix	254
E1-6	Gross Scope 1, 2 and 3 and total GHG emissions	Key performance data summary – climate, ESRS metrics and methodology	253–254, 258–265
E1-7	GHG removals and GHG mitigation projects financed through carbon credits	Residual emissions, Key performance data summary – climate	229, 254
E1-8	Internal carbon pricing	Our actions	228
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities			Phase in allowance applied
E2 | Pollution
SBM-3	Material IROs and their interaction with strategy and business model	Material ESG-related impacts and risks, Our risk and impacts	226, 242
IRO-1	Description of the processes to identify and assess material IROs	Our double materiality assessment, Supplier risk management	225, 243
E2-1	Policies related to pollution	Policies and procedures	251–252
E2-2	Actions and resources related to pollution	Impacts within our supply chain	243–244
E2-3	Targets related to pollution	Supplier compliance requirements, Priority ingredients, Key performance data	243–244, 255
E2-4	Pollution of air, water and soil			Not material
E2-5	Substances of concern and substances of very high concern			Not material
E2-6	Anticipated financial effects from pollution-related risks and opportunities			Not financially material

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
280

ESRS 2 – Appendix A Disclosure reference continued

Cross cutting standards Disclosure		Reference	Page	Explanatory notes
E3 | Water and marine resources
SBM-3	Material IROs and their interaction with strategy and business model	Material ESG-related impacts and risks, Our risks and impacts	226, 242
IRO-1	Description of the processes to identify and assess material IROs	Our double materiality assessment	225
E3-1	Policies related to water and marine resources	Policies and procedures	251–252
E3-2	Actions and resources related to water and marine resources	Our actions, Impacts within our supply chain	242–244
E3-3	Targets related to water and marine resources	Our 2030 targets and 2025 progress, Improving water efficiency	242–243
E3-4	Water consumption	Key performance data – water and nature	255
E3-5	Anticipated financial effects from water and marine-related impacts, risks and opportunities			Not financially material
E4 | Biodiversity and ecosystems
SBM-3	Material IROs and their interaction with strategy and business model	Material ESG-related impacts and risks, Our risk and impacts	226, 242
IRO-1	Description of the processes to identify and assess material IROs	Our double materiality assessment	225
E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	Climate scenario modelling, Climate risk management, Physical risk	232, 235
E4-2	Policies related to biodiversity and ecosystems	Policies and procedures	252
E4-3	Actions and resources related to biodiversity and ecosystems	Impacts within our supply chain	243–244
E4-4	Targets related to biodiversity and ecosystems	Priority ingredients	244
E4-5	Impact metrics related to biodiversity and ecosystem change	Key performance data – water and nature	255
E4-6	Anticipated financial effects from biodiversity and ecosystem-related risks and opportunities			Not financially material
E5 | Resource use and circular economy
SBM-3	Material IROs and their interaction with strategy and business model	Material ESG-related impacts and risks, Our risk and impacts	227, 239
IRO-1	Description of the processes to identify and assess material IROs	Our double materiality assessment	225
E5-1	Policies related to resource use and circular economy	Policies and procedures	251–252
E5-2	Actions and resources related to resource use and circular economy	Our actions	239–241
E5-3	Targets related to resource use and circular economy	Our 2030 targets and 2025 progress	239
E5-4	Resource inflows	Our actions, Key performance data – packaging	239–241, 254
E5-5	Resource outflows	Our actions, Key performance data – packaging	239–241, 254
E5-6	Anticipated financial effects from resource use and circular economy- related impacts, risks and opportunities			Phase in allowance applied

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
281

ESRS 2 – Appendix A Disclosure reference continued

Cross cutting standards Disclosure		Reference	Page	Explanatory notes
S1 | Own workforce
SBM-3	Material IROs and their interaction with strategy and business model	Material ESG-related impacts and risks, Our impacts	227, 246
S1-1	Policies adopted to manage impacts on own workforce	Policies and procedures	251–252
S1-4	Actions related to material impacts on own workforce	Our actions	246–247
S1-5	Targets related to material impacts on own workforce	Our target and 2025 progress	246–247
S1-6	Metrics related to own workforce	Key performance data - Own workforce	255–256
S1-9	Demographics of own workforce	Key performance data - Own workforce	255–256
S1-14	Metrics related to health and safety	Key performance data - Own workforce	256
S1-17	Metrics related to discrimination	Human rights	248
S2 | Workers in the value chain
		While not a material topic, information about workers in our supply chain can be found in the Great people section
S3 | Affected communities
SBM-3	Material IROs and their interaction with strategy and business model	Material ESG-related impacts and risks, Our impact	227, 249
IRO-1	Description of the processes to identify and assess material IROs	Our double materiality assessment	225
S3-1	Policies related to affected communities	Policies and procedures	251–252
S3-2	Processes for engaging with affected communities about impacts	Stakeholder engagement	250
S3-3	Processes to remediate negative impacts and channels for affected communities to raise concerns	Human rights	248
S3-4	Actions related to material impacts on affected communities	Our actions	249–250
S3-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Our 2030 target and 2025 progress	249
S4 | Consumers and end users
		While not a material topic, we do have targets related to consumers that can be found in the further sustainability information section

		While not a material topic, information about our business conduct can be found in the Governance and Directors’ Report

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
282

ESRS 2 – Appendix B Data points that derive from other EU legislation
The table below includes all data points that derive from other EU legislation as listed in ESRS 2 – Appendix B. It indicates where the data points can be found in our report and those deemed non-material.

Disclosure	Data point	Description	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Material	Page
ESRS 2 GOV-1	21 (d)	Board’s gender diversity	x		x		Mandatory	61
ESRS 2 GOV-1	21 (e)	Percentage of Board members who are independent			x		Mandatory	61
ESRS 2 GOV-4	30	Statement on due diligence	x				Mandatory	223
ESRS 2 SBM-1	40 (d) i	Involvement in activities related to fossil fuel activities	x	x	x		Mandatory	N/A CCEP not involved
ESRS 2 SBM-1	40 (d) ii	Involvement in activities related to chemical production	x		x		Mandatory	N/A CCEP not involved
ESRS 2 SBM-1	40 (d) iii	Involvement in activities related to controversial weapons	x		x		Mandatory	N/A CCEP not involved
ESRS 2 SBM-1	40 (d) iv	Involvement in activities related to cultivation and production of tobacco			x		Mandatory	N/A CCEP not involved
ESRS E1-1	14	Transition plan to reach climate neutrality by 2050				x	Yes	228–237
ESRS E1-1	16 (g)	Undertakings excluded from Paris-aligned benchmarks		x	x		Yes	27 (CCEP not excluded)
ESRS E1-4	34	GHG emissions reduction targets	x	x	x		Yes	228
ESRS E1-5	38	Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors)	x				Yes	254
ESRS E1-5	37	Energy consumption and mix	x				Yes	254
ESRS E1-5	40-43	Energy intensity associated with activities in high climate impact sectors	x				Yes	254
ESRS E1-6	44	Gross Scope 1, 2 and 3 and total GHG emissions	x	x	x		Yes	253
ESRS E1-6	53-55	Gross GHG emissions intensity	x	x	x		Yes	253
ESRS E1-7	56	GHG removals and carbon credits				x	Yes	253
ESRS E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks			x		Yes	N/A phase in allowance applied
ESRS E1-9	66 (a); 66 (c)	Disaggregation of monetary amounts by acute and chronic physical risk; location of significant assets at material physical risk		x			Yes	N/A phase in allowance applied
ESRS E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy efficiency classes		x			Yes	N/A phase in allowance applied
ESRS E1-9	69	Degree of exposure of the portfolio to climate-related opportunities			x		Yes	N/A phase in allowance applied

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
283

ESRS 2 – Appendix B Data points that derive from other EU legislation continued

Disclosure	Data point	Description	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Material	Page
ESRS E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water and soil	x				No	N/A
ESRS E3-1	9	Water and marine resources	x				Yes	242
ESRS E3-1	13	Dedicated policy	x				Yes	251–252
ESRS E3-1	14	Sustainable oceans and seas	x				No	N/A
ESRS E3-4	28 (c)	Total water recycled and reused	x				No	N/A
ESRS E3-4	29	Total water consumption in m3 per net revenue on own operations	x				Yes	255
ESRS 2 SBM 3 – E4	16 (a) i	Activities negatively affecting biodiversity sensitive areas	x				No	N/A
ESRS 2 SBM 3 – E4	16 (b)	Material negative impacts with regards to land degradation, desertification, or soil sealing	x				No	N/A
ESRS 2 SBM 3 – E4	16 (c)	Operations that negatively affect biodiversity sensitive areas	x				No	N/A
ESRS E4-2	24 (b)	Sustainable land/agriculture practices or policies	x				Yes	252
ESRS E4-2	24 (c)	Sustainable oceans/seas practices or policies	x				No	N/A
ESRS E4-2	24 (d)	Policies to address deforestation	x				Yes	252
ESRS E5-5	37 (d)	Non-recycled waste	x				No	N/A
ESRS E5-5	39	Hazardous waste and radioactive waste	x				No	N/A
ESRS 2 SBM 3 – S1	14 (f)	Risk of incidents of forced labour	x				No	N/A
ESRS 2 SBM 3 – S1	14 (g)	Risk of incidents of child labour	x				No	N/A
ESRS S1-1	20	Human Rights Policy commitments	x				No	N/A
ESRS S1-1	21	Due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8			x		No	N/A
ESRS S1-1	22	Processes and measures for preventing trafficking in human beings	x				No	N/A
ESRS S1-1	23	Workplace accident prevention policy or management system	x				No	N/A
ESRS S1-3	32 (c)	Grievance/complaints handling mechanisms	x				No	N/A
ESRS S1-14	88 (b) and (c)	Number of fatalities and number and rate of work-related accidents	x		x		No	N/A
ESRS S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities or illness	x				No	N/A

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
284

ESRS 2 – Appendix B Data points that derive from other EU legislation continued

Disclosure	Data point	Description	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Material	Page
ESRS S1-16	97 (a)	Unadjusted gender pay gap	x		x		No	N/A
ESRS S1-16	97 (b)	Excessive CEO pay ratio	x				No	N/A
ESRS S1-17	103 (a)	Incidents of discrimination	x				No	N/A
ESRS S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights and OECD	x		x		No	N/A
ESRS 2 SBM 3 – S2	11 (b)	Significant risk of child labour or forced labour in the value chain	x				No	N/A
ESRS S2-1	17	Human Rights Policy commitments	x				No	N/A
ESRS S2-1	18	Policies related to value chain workers	x				No	N/A
ESRS S2-1	19	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	x		x		No	248
ESRS S2-1	19	Due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8			x		No	N/A
ESRS S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	x				No	N/A
ESRS S3-1	16	Human Rights Policy commitments	x				No	N/A
ESRS S3-1	17	Non-respect of UNGPs on Business and Human Rights, ILO principles and/or OECD guidelines	x		x		Yes	248
ESRS S3-4	36	Human rights issues and incidents	x				No	N/A
ESRS S4-1	16	Policies related to consumers and end-user	x				No	N/A
ESRS S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	x		x		No	N/A
ESRS S4-4	35	Human rights issues and incidents	x				No	N/A
ESRS G1-1	10 (b)	United Nations Convention against Corruption	x				No	N/A
ESRS G1-1	10 (d)	Protection of whistle-blowers	x				No	N/A
ESRS G1-4	24 (a)	Fines for violation of anti-corruption and anti-bribery laws	x		x		No	N/A
ESRS G1-4	24 (b)	Standards of anti-corruption and anti-bribery	x				No	N/A

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
288

OTHER INFORMATION

Inside this section
289	Risk factors
298	Other Group information
317	Form 20-F table of cross references
319	Exhibits
320	Signatures
321	Glossary
325	Useful addresses
326	Forward-looking statements

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
289

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
Our performance is closely tied to global economic cycles and conditions across the geographies where we operate. Periods of slow growth or economic contraction, reduced consumer confidence, or rising unemployment typically reduce demand and can drive down sales. If consumers face lower disposable income or deteriorating economic conditions, they may switch to lower‑priced private‑label alternatives, reduce discretionary purchases, or cut back beverage consumption. This would adversely affect our volume, pricing power, revenue, margins and inventory turns.
Inflationary pressures and higher interest rates may persist or re‑emerge, and monetary and fiscal policies in major economies can change rapidly and inconsistently. Central bank actions - including policy tightening or easing - can affect borrowing costs, consumer demand, foreign exchange rates and financing availability. If inflation increases our input, manufacturing, distribution or labour costs, or if higher interest rates raise our funding costs or constrain consumer spending, our profitability, cash flows and capital allocation could be adversely affected.
Policy shifts, including changes in taxation or government spending, could also create compliance burdens and reduce operational flexibility. Tariff levels, export controls, sanctions and trade realignments remain uncertain and can alter sourcing economics, logistics routes and supplier competitiveness. Elevated tariffs or trade frictions between major economies can reshape global supply chains and affect our cost base and lead times. If tariffs increase on goods we source or if trade frictions disrupt our upstream suppliers, we could face higher input costs, production delays, inventory imbalances and reduced margin.
A strong U.S. dollar or volatile capital flows in emerging markets can exacerbate foreign exchange risk, increase hedging costs and adversely affect demand and pricing in affected countries. Commodity demand weakness or currency depreciation in Australia and New Zealand could also negatively impact our revenue and earnings reported in our functional currency.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
290

Risk factors continued
Geopolitical tensions, including armed conflicts and regional instability, raise risks of energy price spikes, shipping route interruptions, insurance premium increases and port congestion. Elections in major economies can result in rapid policy changes affecting tariffs, immigration, fiscal stimulus and regulatory oversight, which in turn influence trade dynamics, currency markets and consumer sentiment. If geopolitical events or election outcomes lead to higher energy and transportation costs, restricted shipping lanes or market volatility, our supply chain reliability, operating costs, demand forecasts and pricing strategies could be adversely affected.
Such events can also impair supplier solvency, increase counterparty risk, and reduce our ability to pass through cost increases. Foreign exchange shortages and an overvalued Kina
(PGK) in Papua New Guinea present ongoing risks. Regulatory actions, FX allocation constraints or currency devaluation can impede local operations and affect translation of financial results. If PGK undergoes an orderly or disorderly devaluation, or if FX access is restricted, APS results may be negatively impacted when translating earnings into
Australian dollars. These effects could include reduced reported revenue and income, higher transaction and hedging costs, and delays in repatriating cash.
The combination of fragile global growth, policy uncertainty, geopolitical tensions, trade frictions, commodity price volatility, foreign exchange instability and potential supply chain disruptions creates a complex and unpredictable operating environment. If these factors materialise singly or simultaneously, they could directly and adversely affect our business performance, operating results, financial condition, cash flows, liquidity requirements and share price. They may also require us to adjust capital plans, reduce discretionary spending, modify hedging strategies, or revise our pricing and product mix to mitigate impacts.
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
We continue to experience volatility in both commodity prices and foreign‑exchange markets. FX movements are primarily driven by interest‑rate differentials, monetary‑policy decisions, macroeconomic conditions, and geopolitical developments, while commodity price fluctuations reflect changes in global supply-demand dynamics, energy markets, weather patterns, and trade disruptions. These factors interact in different ways and at different magnitudes over time, and we expect similar conditions to prevail in 2026.
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
There are concerns regarding the short- and long-term stability of the euro and British pound and the euro’s ability to serve as a single currency for a number of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to local currencies. In more extreme circumstances, they could exit the EU, and the
Eurozone could be dissolved entirely. Should this occur, the assets we hold in a country that reintroduces local currency could be subject to significant changes in value when expressed in euros. Furthermore, the full or partial dissolution of the euro, the exit of one or more EU member states from the EU or the full dissolution of the EU could cause significant volatility and disruption to the global economy. This could affect our ability to access capital at acceptable financing costs, the availability of supplies and materials, and demand for our products, all of which could adversely impact our financial results.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
291

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
Waste and pollution, particularly plastic and packaging waste, is a global issue affecting our business. Although the vast majority of our packaging is fully recyclable, it is not always collected for recycling across our territories, and can end up as land or marine litter. Concerns regarding the environmental impacts of packaging have led to governments in countries we operate in implementing laws and regulations that aim to increase the collection and recycling of our packs, reduce packaging waste and litter, including through limiting the use of single use plastic, mandating extended producer responsibility schemes and introduce quotas for refillable packaging, as well as specific packaging design requirements.
The EU adopted the Packaging and Packaging Waste Regulation which entered into force in
February 2025 and will start applying as at August 2026 across the entire territory of the EU.
In addition to initiatives at the EU level, several countries in which we operate also have or are planning other legislative or regulatory measures to reduce the use of single use plastics, including plastic beverage bottles, and/or increases to plastic collection and recycling. Such measures may include implementing a DRS under which a deposit fee is added to the consumer price, which is refunded if and when the bottle is returned. Other measures may include rules on recycled content, requirements to purchase credits (such as packaging recovery notes (PRN) or collection/waste diversion certificates) to show that we meet our responsibilities for recycling and recovery of packaging waste, individual collection or recycling targets, or a plastic tax. At a global level, over 170 countries are involved in negotiations to establish a Global Treaty to end plastic pollution but there can be no assurances as to the success of such efforts. Despite stalling in 2025, they are set to resume in 2026 and some governments have developed a deeper understanding of the solutions for ending plastic pollution and are motivated to take action. The adoption of new or more stringent, fragmented rules across multiple markets could increase our costs and may have a material impact on the cost and efficiency of our operations.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
292

Risk factors continued
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
Category evolution
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
Geopolitical and global
Global or regional catastrophic events could negatively impact our business, financial results and employee wellbeing.
Our business may be affected by prolonged internal and/or external disruptive events.
These may include natural disasters such as hurricanes, floods, fires, earthquakes and health crises such as pandemics, and man-made events such as wars and political turmoil.
Other potential disruptive events include the loss of critical assets and infrastructure, the loss of (or loss of access to) critical employees through industrial disputes, or through government interventions that may cause territorial supply constraints and place limitations on trade such as lockdowns or through additional import duties or new regulatory obligations. There could be major IT outages due to a cyber incident or similar, or the failure of third party supplied raw materials, critical services or utilities such as electricity, gas and water. Recent examples of disruptive events include the current conflicts between Russia and Ukraine, and Israel and Gaza, the tensions between China and Taiwan which have directly and indirectly impacted us and our consumers.
Such disruptive events could have a material adverse impact on our sales volume, cost of sales, earnings, and overall financial condition.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
293

Risk factors continued
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
Our suppliers could be adversely affected by a number of external events causing supply disruption. These could include war, strikes, adverse weather conditions, speculation, cyber attack, abnormally high demand, new taxes, national emergencies, natural disasters, health crises, such as a pandemic, and insolvency. The quality of the materials or finished goods we receive could be lower than expected. If this happens, we may need to substitute those items for ones that meet our standards, or replace underperforming suppliers. If we are unable to find an alternative source for our materials, our cost of sales, revenues, and ability to manufacture and distribute our products could be adversely affected.
Growing governmental or legal requirements could adversely impact CCEP’s ability to produce and sell our products or impact CCEP’s reputation in the market place.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
294

Risk factors continued
Product quality
Our business could be adversely affected if we, TCCC, other franchisors or the manufacturers (co-packers) of the products we distribute are unable to maintain a positive brand image as a result of product safety, product quality, food defence or food fraud issues.
Adequate and effective quality control methods are vital to ensure the safety and integrity of the products we manufacture. All ingredients, packaging materials and products are compliant with all applicable regulations. All our employees are responsible for ensuring we only make, move and sell safe and high quality products and are required to follow all relevant policy guidelines, procedures and processes at our production facilities and across our entire supply chain. Factors such as improper handling, storage, or inadequate/
inefficient sanitation practices during the manufacturing process can introduce contaminants, leading to adverse health effects for our consumers.
Additionally, failure to meet stringent quality standards may result in product recalls, regulatory fines, legal liabilities and associated costs and loss of profit. Negative publicity surrounding safety and quality issues may jeopardise our Company’s reputation, as it may erode consumer trust and loyalty, affecting our market share and long-term profitability.
Health, safety and security
Adverse effects on our people’s health, wellbeing and safety and security could impact our business.
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
Financial and political uncertainty may create risks to our business and employees by increasing operational vulnerabilities and overall complexity. If financial or political uncertainty leads to disruptions affecting our operations, facilities, or workforce, we could experience business disruption and reduced employee engagement, which could in turn negatively affect business continuity and organisational performance.
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
Governments and private parties are increasingly filing lawsuits or initiating regulatory actions based on allegations that certain public statements regarding sustainability-
related matters and practices by companies are greenwashing, i.e. misleading information or false claims overstating potential benefits. Threat of such actions and the negative publicity arising from them presents additional uncertainty regarding the extent to which we may face increased risk of liability stemming from our climate change or sustainability practices.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
295

Risk factors continued
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
Our business model relies on making our products and packages available across multiple channels, formats, and locations. Laws and regulatory initiatives that restrict our ability to do so, including those affecting the promotion, marketing or distribution of our products, imposing levies or taxes on products containing sugar or sweeteners, or limiting packaging formats, materials or design, may influence consumer choice, market conditions and increase compliance and operating costs. Such impacts may arise in the short term to medium term as we adapt to new regulatory requirements and could adversely affect our financial result
(increased costs of compliance, external legal counsel support, external consultancies, transition to different packaging material types).
Packaging regulation in the EU remains subject to significant change as it is developing its secondary legislation, and uncertainty time-wise. The Packaging and Packaging Waste Regulation
(PPWR), together with its forthcoming delegated and implementing acts, introduces new requirements on mandatory recyclability, minimum recycled content, harmonised labelling, reuse targets for beverages, waste reduction and mandatory DRS set up. The timing, interpretation and national implementation of certain provisions remain uncertain and may reduce the time available for adaptation, increase compliance costs, disrupt supply chains, or require changes to packaging specifications. In certain circumstances, this could result in additional financial investments needed.
In addition, regulatory scrutiny related to substances in packaging and food contact materials continues to evolve. The expected European Food Safety Authority (EFSA) scientific opinion on microplastics anticipated around 2027, could lead to further regulatory requirements and testing obligations.
EU Circular Economy Act (expected Q3 2026) could potentially require that recycled polyethylene terephthalate (rPET) used in packaging be produced exclusively or predominantly within the EU which could materially affect the availability of food-grade rPET and the price, leading to likely higher prices and therefore directly impact financial planning for the Company.
The Commission has already signalled stricter documentation and controls for recycled plastic imports in 2026 (including better tracking and audits), driven by concerns about mislabelling of virgin as recycled and pressure to protect EU recyclers. This can reduce “low-cost” import availability and increase administrative burden/cost.
Our supply chains depend on third-party suppliers, and we may not always be able to ensure that they fully comply with applicable environmental, labour or human rights laws. With the delay for compliance with the EUDR pushed to December 2026, media campaigns and increased regulatory and customer focus on environmental, social, and governance (ESG) responsibility could lead to additional costs or reputational risk for us.
Our business and reputation could also be affected by actions from governments, advocacy groups or other stakeholders challenging our practices or policies, also in the context of rising
Geopolitical tensions and scrutiny of companies based on their location.
Potential legislative and non-legislative developments with regards to B2B rules governing commercial practices and trading relationships could affect the terms, flexibility and efficiency of our commercial arrangements, with potential implications for route-to-market execution.
The European Sustainability Reporting Standards (ESRS) will require stricter reporting on ESG matters. Additionally, the European Corporate Sustainability Due Diligence Directive (CSDDD),
expected to apply from 2027, will introduce further environmental and human rights due diligence requirements and mandate a climate change transition plan.
Increased focus on ESG practices may lead to higher compliance costs, limit access to capital, and increase litigation risk, adversely affecting our business and financial condition. Additionally, our business and reputation could suffer from increased regulations and actions by governments, advocacy groups, and other stakeholders questioning our practices and policies.
We may be exposed to risks in relation to compliance with anti-corruption, anti-
bribery and other anti-fraud laws and other key regulations and economic sanctions programmes.
We and our subsidiaries are required to comply with the global and local laws and regulations of the various countries in which we conduct business, as well as certain laws of other countries, including the US. In particular, our operations are subject to anti-corruption laws such as the UK
Bribery Act (UKBA), US Foreign Corrupt Practices Act of 1977 (the FCPA) and other key regulations.
We are also subject to economic sanction programmes, including those administered by the
United Nations, the EU and the Office of Foreign Assets Control of the US Department of the
Treasury (OFAC), and regulations set forth under the US Comprehensive Iran Sanctions,
Accountability, and Divestment Act.
Data protection laws apply to CCEP across our geographies and aim to protect individuals’
fundamental rights and freedom. EU and UK personal data transfers to third countries are subject to significant and evolving compliance requirements. Non-compliance with transfer requirements would result in a GDPR violation. We continuously maintain and improve our inter-
company personal data transfer arrangements and high standards of protection to enable global transfers in compliance with applicable laws. Regulatory changes and emerging data protection laws continue to develop across CCEP jurisdictions such as the coming into force of the new Indonesian PDP law.
The FCPA and other anti-corruption, anti-bribery and anti-fraud regulations of the countries in which we operate are aimed at preventing fraudulent behaviour in dealings with local and

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
296

Risk factors continued
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
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We currently qualify as a foreign private issuer (FPI) and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the
Exchange Act applicable to U.S. domestic issuers. On June 4 2025, the SEC issued a concept release, which is a forerunner to potential SEC rulemaking, seeking public comment on the definition of FPI. The comment period expired as at 8 September 2025.
However, there is currently no indication of any timing on any related proposed rulemaking.
In order to maintain our current status as an FPI under the current definition, either (i) a majority of our outstanding voting securities must be directly or indirectly owned of record by non-residents of the United States or (ii) (a) a majority of our executive officers or
Directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lose this status as a result of a change in the definition of FPI or otherwise, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with U.S. GAAP, which could be time consuming and costly.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
297

Risk factors continued
We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.
Talent and social responsibility
Failure to attract, retain and motivate existing and future employees.
Our ability to achieve our strategic objectives is reliant on having the right talent and identify a strong succession pipeline. There is a risk that CCEP may not be able to attract, hire, retain and develop the talent required to execute key business objectives due to the challenging external recruitment market and the declining availability of labour in the developed markets.
An inability to foster a diverse and inclusive workplace and an environment that supports employees to perform at their best may also negatively impact employee productivity, engagement, and job satisfaction. If there was a perceived lack of career growth opportunities within the Company or a failure by CCEP, its subsidiaries and its supply chain to adhere to global human rights laws and regulations, CCEP may be unable to attract and retain diverse talent and/or create an inclusive work environment free from discrimination or comply consistently with varying human rights standards across different jurisdictions. We recognise that failing to support the communities where we operate could negatively impact employee engagement and commitment. To mitigate this risk, we invest in local communities and build strong stakeholder relationships, reinforcing our role as a responsible organisation.
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
Relationship with TCCC and strategic partners
Our business success, including our financial results, depends on our relationship with TCCC and other strategic partners, for example Monster.
Around 88% of our revenue for the year ended 31 December 2025 was derived from the distribution of beverages under agreements with TCCC. We make, sell and distribute these products through bottling agreements with TCCC, which typically include the following terms:
■We purchase our entire requirement of concentrates and syrups for Coca-Cola trademark beverages (sparkling beverages bearing the trademark Coca-Cola or the Coke brand name) and allied beverages (beverages of TCCC or its subsidiaries, but not
Coca-Cola trademark beverages or energy drinks) from TCCC. Prices, terms of payment, and other terms and conditions of supply are determined from time to time by TCCC at its sole discretion.
■There are no limits on the prices that TCCC may charge for concentrate.
■Much of the marketing and promotional support that we receive from TCCC is at its discretion. Programmes may contain requirements, or be subject to conditions, established by TCCC that we may not be able to achieve or satisfy. The terms of most of the marketing programmes do not and will not contain an express obligation for TCCC to participate in future programmes or continue past levels of payments into the future.
■We are obligated to maintain sound financial capacity to perform our duties, as required and determined by TCCC at its sole discretion. These duties include, but are not limited to, making certain investments in marketing activities to stimulate the demand for products in our territories and making infrastructure improvements to ensure our facilities and distribution network are capable of handling the demand for these beverages.
■Disagreements with TCCC concerning business issues may lead TCCC to act adversely to our interests with respect to these relationships, which could have a material adverse effect on our business, results of operations, business and customer relationships, and reputation.
Other risks
TCCC and Olive Partners, S.A. (Olive Partners) hold significant shareholdings in
CCEP, and their views may differ from those of our public shareholders.
As at 28 February 2026, the latest practicable date prior to publication, around 17% and 36%
of CCEP’s Shares are owned by European Refreshments (ER, a wholly owned subsidiary of
TCCC) and Olive Partners respectively. Five of our Directors, including the Chairman, were nominated by Olive Partners, and two of our Directors were nominated by ER. As a result of their shareholdings and Board seats, TCCC and Olive Partners can influence matters requiring shareholder and Board approval, subject to our Articles of Association and the
Shareholders’ Agreement. The views and interests of TCCC and Olive Partners may not always align with each other or those of other shareholders.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
298

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
It is registered at Companies House, Cardiff, under company number 09717350.
The business address for Directors and senior management is Pemberton House,
Bakers Road, Uxbridge, UB8 1EZ, England.
The Company is resident in the UK for tax purposes. Its primary objective is to make, sell and distribute ready to drink beverages.
Annual General Meeting
It is intended that the Company’s 2026 Annual General Meeting (AGM) will be held on
28 May 2026. However, shareholders will be notified if the Company is required to make alternative arrangements.
Registered shareholders will be sent a Notice of AGM, or notice of availability of the Notice of AGM, closer to the time of the AGM, and will be notified of any change affecting the AGM through an appropriate channel.
Directors and senior management
Biographies of the Directors and senior management are set out on pages 62–68.
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
Directors and senior management interest in shares
Other than Sol Daurella, Alfonso Líbano Daurella and José Ignacio Comenge, who indirectly owned 7.4% (33,385,110 Shares), 1.9% (8,617,967 Shares), and 1.4% (6,201,917 Shares) of
the Shares outstanding as at 28 February 2026, respectively, no Director or member of senior management individually owned more than 1% of the Company’s Shares as at
28 February 2026.
As at 28 February 2026, there were no share options held by Directors and other members of senior management.
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
Other employee-related matters
Note 18 to the consolidated financial statements provides a breakdown of employees by main category of activity. As at 31 December 2025, we had around 39,000 employees, of whom none were located in the US. A number of our employees in Europe and APS are covered by collectively bargained labour agreements, most of which do not expire.
However, in some countries, wage rates must be renegotiated at various dates throughout the year. We believe we will be able to renegotiate these wage rates with satisfactory terms.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
299

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
As at 31 December 2025, the Company had 449,086,551 Shares, nominal value €0.01 per share, issued and fully paid. As at 28 February 2026, the Company had 448,094,349 Shares
issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 306,762,348 Shares (as at 28 February 2026) to be allotted and issued, subject to the restrictions set out below:
(1)pursuant to a shareholder resolution passed on 22 May 2025 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:
a.up to a nominal amount of €1,533,869.79 (representing 153,386,979 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(b) below in excess of such sum); and
b.comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,067,739.59 (representing 306,773,959 Shares; such amount to be reduced by any allotments or grants made under paragraph 1(a) above) in connection with an offer by way of a rights issue:
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,
    and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
(2)pursuant to a shareholder resolution passed on 22 May 2025 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 1 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:
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
any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 2(a) above) up to a nominal amount of
€230,080.46 (representing 23,008,046 Shares).

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
300

Other Group information continued
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. At our 2025 AGM, our shareholders passed a special resolution that allows us to buy back our own Shares in the market as permitted by the Companies Act. On 14 February 2025, the Board announced a share buyback programme of up to €1 billion. This buyback programme completed in 2025. On 17 February
2026, the Board announced a further share buyback programme of up to €1 billion. All
Shares repurchased as part of the buyback programmes have been or will be cancelled.
Details of the Shares bought back are provided under Share buyback programmes below.
History of share capital
The table on page 302 sets out the history of our share capital for the period from
1 January 2023 until 28 February 2026.
Share buyback programmes
The table to the right sets out details of our share buyback programmes from 1 January
2025 until 28 February 2026.
US shareholders
To the knowledge of the Company, 393 holders of record with an address in the US held a total of 448,094,349 Shares (or 99.97% of the total number of issued Shares outstanding)
as at 28 February 2026. However, some Shares are registered in the names of nominees, meaning that the number of shareholders with registered addresses in the US may not be representative of the number of beneficial owners of Shares resident in the US.
Share buyback programmes

Period	(a) Total number of Shares purchased(A)	(b) Average price paid per Share (€)	(c) Total number of Shares purchased as part of publicly announced plans or programmes(B)	(d) Approximate value of Shares that may yet be purchased under the plans or programmes (€ million)(B)
1 to 28 February 2025	449,484	82.981150	449,484	963
1 to 31 March 2025	1,109,570	78.415716	1,559,054	876
1 to 30 April 2025	1,076,342	78.052845	2,635,396	792
1 to 31 May 2025	1,038,889	79.164831	3,674,285	709
1 to 30 June 2025	953,320	80.155222	4,627,605	633
1 to 31 July 2025	1,173,035	82.866191	5,800,640	536
1 to 31 August 2025	954,608	78.842156	6,755,248	461
1 to 30 September 2025	1,239,142	76.052956	7,994,390	366
1 to 31 October 2025	2,279,152	76.934732	10,273,542	191
1 to 30 November 2025	1,649,793	78.074268	11,923,335	62
1 to 31 December 2025	794,838	78.208016	12,718,173	0
1 to 31 January 2026	—	—	12,718,173	0
1 to 28 February 2026	1,175,925	90.915690	13,894,098	893
(A)Total number of shares purchased as part of share buyback programmes based on trade date
(B)On 14 February 2025, the Company announced a share buyback programme of up to €1 billion to reduce the
Company’s share capital. This buyback programme was completed in 2025 (the 2025 Programme). All shares repurchased as part of the 2025 Programme were cancelled. The total number of Shares acquired under the 2025 Programme was 12,718,173. On 17 February 2026, the Company announced a further share buyback programme, under which it proposed to reduce share capital by up to €1 billion (the 2026
Programme). As at 28 February 2026, being the last practicable date prior to publication, the total number of shares acquired under the 2026 Programme was 1,175,925. All shares repurchased as part of the 2026
Programme will be cancelled. The maximum number of Shares authorised for purchase at the 2025 AGM was 46,016,093 Shares, representing 10% of the issued Shares at 3 April 2025, reduced by the number of
Shares purchased, or agreed to be purchased after 3 April 2025 and before 22 May 2025. The existing authority to buy back shares will expire at the 2026 AGM. We intend to seek shareholder approval to renew the authority to buy back shares.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
301

Other Group information continued
Share-based payment awards
The table below shows the share-based payment awards outstanding under the
Long‑Term Incentive Plan 2016 (the CCEP 2016 LTIP) and the Long-Term Incentive Plan
2023 (the CCEP LTIP) as at 31 December 2025 and 28 February 2026.

For more details about the share plans and awards granted see Note 22 to the consolidated financial statements on pages 194–195
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2025	Total number of Shares awarded to employees outstanding as at 28 February 2026	Price per Share payable on exercise/ transfer (US$)	Expiration date (dd/mm/yy)
CCEP 2016 LTIP	13/03/23	PSU	676,834	673,066	—	13/03/26
	13/03/23	RSU	37,171	36,594	—	13/03/26
	10/08/23	PSU	10,072	10,072	—	13/03/26
	10/08/23	RSU	1,524	1,524	—	13/03/26
CCEP LTIP	14/03/24	RSU	2,786	—	—	15/01/26
	14/03/24	RSU	4,904	—	—	26/02/26
	14/03/24	RSU	5,577	5,577	—	15/01/27
	14/03/24	RSU	4,905	4,905	—	26/02/27
	14/03/24	RSU	4,237	4,237	—	26/02/28
	24/05/24	PSU	—	412	—	13/03/26
	24/05/24	PSU	617,702	601,402	—	15/03/27
	24/05/24	RSU	—	206	—	13/03/26
	24/05/24	RSU	1,501	—	—	15/01/26
	24/05/24	RSU	3,009	3,009	—	15/01/27
	24/05/24	RSU	32,915	31,944	—	15/03/27
	23/08/24	PSU	2,966	2,966	—	13/03/26
	23/08/24	PSU	17,724	17,724	—	15/03/27
	10/12/24	PSU	19,976	19,976	—	15/03/27
	10/12/24	RSU	751	751	—	15/09/26
	10/12/24	RSU	206	206	—	15/03/27
	10/12/24	RSU	752	752	—	15/09/27

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 31 December 2025	Total number of Shares awarded to employees outstanding as at 28 February 2026	Price per Share payable on exercise/ transfer (US$)	Expiration date (dd/mm/yy)
	18/03/25	PSU	—	342	—	13/03/26
	18/03/25	PSU	554,592	531,760	—	18/03/28
	18/03/25	RSU	—	171	—	13/03/26
	18/03/25	RSU	28,286	27,637	—	18/03/28
	15/08/25	PSU	34,528	34,528	—	18/03/28
	15/08/25	RSU	225	—	—	15/01/26
	15/08/25	RSU	2,252	2,252	—	01/08/26
	15/08/25	RSU	225	225	—	15/01/27
	15/08/25	RSU	2,252	2,252	—	01/08/27
	15/08/25	RSU	1,654	1,654	—	15/01/28
	15/08/25	RSU	1,539	1,539	—	18/03/28
	15/08/25	RSU	4,516	4,516	—	01/08/28
	14/11/25	RSU	2,389	2,389	—	01/11/27
	14/11/25	RSU	2,389	2,389	—	01/11/28
(A)PSU is performance share unit. RSU is restricted stock unit.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
302

Other Group information continued
Share capital history

Period	Nature of Share issuance	Number of Shares(A)	Consideration	Cumulative balance of issued Shares at end of period
1 January 2023	Opening balance	457,106,453	N/A	457,106,453
1 January to 31 December 2023	Shares issued in connection with the exercise of stock options	1,323,879	Exercise price per Share ranging from US$31.46 to US$39.00	458,430,332
1 January to 31 December 2023	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	770,486	Nil	459,200,818
1 January to 31 December 2023	Shares cancelled as part of buyback programme	—	—	459,200,818
1 January to 31 December 2024	Shares issued in connection with the exercise of stock options	924,534	Exercise price per Share ranging from US$32.51 to US$39.00	460,125,352
1 January to 31 December 2024	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	821,705	Nil	460,947,057
1 January to 31 December 2024	Shares cancelled as part of buyback programme	—	—	460,947,057
1 January to 31 December 2025	Shares issued in connection with the exercise of stock options	24,000	Exercise price per Share of US$39.00	460,971,057
1 January to 31 December 2025	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	845,391	Nil	461,816,448
1 January to 31 December 2025	Shares cancelled as part of buyback programme	(12,718,173)	€1 billion	449,098,275
1 January to 31 December 2025	Shares cancelled as part of PSU share-based payment award correction	(11,724)	Nil	449,086,551
1 January to 28 February 2026	Shares issued in connection with the exercise of stock options	—	—	449,086,551
1 January to 28 February 2026	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	4,512	Nil	449,091,063
1 January to 28 February 2026	Shares cancelled as part of buyback programme	(996,714)	—	448,094,349
(A)Number of shares purchased and cancelled as part of buyback programme based on settlement date

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
303

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
TCCC and CCEP invest in marketing and sales investments both Above the Line consumer related and Below the Line shopper related with an annual plan agreed and reviewed dynamically as the non-alcoholic ready to drink (NARTD) and alcoholic ready to drink (ARTD)
markets evolve. Marketing support funding programmes entered into with TCCC provide financial support, principally based on our product sales or on the completion of stated
requirements, to offset a portion of the cost of our marketing programmes. Except in certain limited circumstances, TCCC has no specified contractual obligation to participate in expenditures for advertising, marketing and other support in our territories. The terms of similar programmes TCCC may have with other licensees and the amounts paid by TCCC under them could differ from CCEP’s arrangements.
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

Read more about our relationships with franchisors, see the Risk factors on pages 289–297
Competition
CCEP competes mainly in the manufacturing, sale and distribution of NARTD beverages industry and adjacencies, including squashes/cordials, hot beverages and low ARTD beverages. CCEP competes in the Western Europe and APS segments, and primarily manufactures, sells and distributes the products of TCCC, as well as those of other franchisors, such as Monster Energy.
CCEP competes mainly with:
■NARTD and non-alcoholic, non-ready to drink (e.g. squashes/cordials and hot beverages)
brand and private label manufacturers, sellers and distributors.
■Alcoholic beverage manufacturers, sellers and distributors – in the sense that some of their products may be considered to be substitutes for CCEP’s own products on certain consumer occasions. More recently, CCEP entered the ARTD segment with Jack Daniel’s
& Coca-Cola RTD, Absolut Vodka & SPRITE and Bacardi & Coca-Cola RTD.
A small number of such companies may also be contracted by CCEP as manufacturers
(e.g. co-packers) or commercial partners (e.g. on behalf of which CCEP sells and/or distributes, or which sells and/or distributes on CCEP’s behalf).
CCEP sells and distributes to a wide range of customers, including both physical and online food and beverage retailers, wholesalers and out of retail customers. The market is highly competitive, and all CCEP customers and consumers may choose freely between products of CCEP and its competitors. Many of CCEP’s customers are under increasing competitive pressure, including with the increasing market share of discounters, the growth of
e‑commerce food and beverage players, increase of private label, growth of Food Service
Aggregators and customer consolidation.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
304

Other Group information continued
Impact of governmental regulation
Our business is sensitive to the economic and political action and conditions in our countries of operation. The risks these can pose to our business are set out in our Principal risks on pages 32–42 and in our Risk factors on pages 289–297.
Material contracts
Neither the Company, nor any member of the Group, has entered into any material contracts, for the two years immediately preceding publication of this report, that are to be performed in whole or in part at or after the filing of this report, other than contracts entered into in the ordinary course of business.
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
Our Annual Report on Form 20-F is also available on our website at ir.cocacolaep.com/
financial-reports-and-results/annual-reports. Shareholders may also order a hard copy, free of charge – see Useful addresses on page 325.
Exchange controls
Other than those individuals and entities subject to economic sanctions that may be in force from time to time, we are not aware of any other legislative or legal provision currently in force in the UK, the US, the Netherlands or Spain restricting remittances to non‑resident holders of CCEP’s Shares or affecting the import or export of capital for the Company’s use.
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
This section is based on the US Internal Revenue Code (IRC), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the United
Kingdom-United States Tax Treaty (the Treaty), all of which are subject to change, possibly on a retroactive basis.
A US holder is a beneficial owner of Shares that is, for US federal income tax purposes,
(i) a citizen or individual resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income taxation regardless of its source, or (iv) a trust if (1) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust or
(2) it was in existence on 20 August 1996 and treated as a US person and has a valid election in effect under applicable US Treasury regulations to continue to be treated as a
US person. A non-US holder is a beneficial owner of Shares that is neither a US holder nor a partnership for US federal income tax purposes.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
305

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
Taxation of capital gains
Subject to the PFIC rules discussed below, a US holder will generally recognise gain or loss on any sale, exchange, redemption or other taxable disposition of Shares in an amount equal to the difference between the US dollar value (on the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer)) of the amount realised on the disposition and the US holder’s tax basis, determined in US dollars, in the Shares. Any such capital gain or loss will generally be a long-term gain or loss, subject to tax at a preferential rate for a non-corporate US holder, if the US holder’s holding period for such
Shares exceeds one year. Any gain or loss recognised by a US holder on the sale or exchange of Shares will generally be treated as income or loss from sources within the
US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
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
However, we review this annually, and therefore this conclusion is subject to change in the current taxable year or future taxable years. If CCEP were to be treated as a PFIC for any taxable year (or portion thereof), that is included in the holding period of a US holder, unless a US holder elects to treat CCEP as a “qualified electing fund” (QEF) or to be taxed annually on a mark-to-market basis with respect to its Shares, any gain realised on the sale or exchange of such Shares and any excess distributions, which are distributions received by
US holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the US holder’s holding period for Shares, would in general be treated as ordinary income rather than capital gain.
Instead, a US holder would be treated as if he or she had realised such gain and such excess distributions rateably over the holding period for Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated.
In this case, an interest charge in respect of the tax attributable to each such year would apply. Certain distributions would be similarly treated if CCEP were treated as a PFIC.
In addition, each US person that is a shareholder of a PFIC may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information.
We do not intend to provide to US holders the information required to make a valid QEF election. Also, if we were a PFIC, a mark-to-market election generally would not be available with respect to any of our foreign subsidiaries that are also PFICs.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
306

Other Group information continued
Information reporting and backup withholding
In general, information reporting requirements will apply to dividends received by US holders of Shares, and the proceeds received on the disposition of Shares effected within the US (and, in certain cases, outside the US), in each case, other than US holders that are exempt recipients (such as corporations).
Backup withholding may apply to such amounts if the US holder fails to provide an accurate taxpayer identification number (generally on an Internal Revenue Service (IRS) Form W-9 provided to the paying agent or the US holder’s broker) or is otherwise subject to backup withholding.
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
■The dividend or gain is effectively connected with such non-US holder’s conduct of a trade or business in the US (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-US holder in the US); or
■In the case of gain only, such non-US holder is a non-resident alien individual present in the US for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.
Special rules may apply to a non-US holder who was previously a US holder and who again becomes a US holder in a later year.
A non-US holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Information reporting and backup withholding
Dividends with respect to Shares and proceeds from the sale or other disposition of
Shares received in the US or through certain US-related financial intermediaries by a non‑US holder, may be subject to information reporting and backup withholding unless such non-US holder provides to the applicable withholding agent the required certification showing its non-US status, such as a valid IRS Form W-8BEN, IRS Form W-8BEN-E or
IRS Form W-8ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.
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
This information is a general discussion based on UK tax law and what is understood to be the practice of His Majesty’s Revenue and Customs (HMRC), all as in effect on the date of publication, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. It is not a complete analysis of all potential UK tax considerations that may apply to a US holder. In addition, this discussion neither addresses all aspects of UK tax law that may be relevant to particular US holders nor takes into account the individual facts and circumstances of any particular US holder.
Accordingly, it is not intended to be, and should not be construed as, tax advice.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
307

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
While Shares are held within the Depository Trust Company (DTC) clearance system, and provided that DTC satisfies various conditions specified in UK legislation and has not made an election for the alternative system of charge under Section 97A of the UK Finance Act
1986 which applies to the Shares (a Section 97A Election), electronic book entry transfers of such Shares should not be subject to UK stamp duty, and agreements to transfer such
Shares should not be subject to Stamp Duty Reserve Tax (SDRT). Confirmation of this position was obtained by way of formal clearance by HMRC and we are not aware that any
Section 97A Election has been made. Likewise, transfers of, or agreements to transfer, such
Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation and that DTC has not made a
Section 97A Election, be subject to UK stamp duty or SDRT.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
308

Other Group information continued
Selected financial data
The following selected financial data has been extracted from, and should be read in conjunction with, the consolidated financial statements of the Group and their accompanying notes.
The financial information presented here has been prepared in accordance with UK-adopted
International Accounting Standards, International Financial Reporting Standards (IFRS) as
adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The financial results presented herein reflect the acquisitions of Coca-Cola Amatil Limited on 10 May 2021 and Coca-Cola Beverages Philippines, Inc. on 23 February 2024.

	2025	2024	2023	2022	2021
Income statement	€ million	€ million	€ million	€ million	€ million
Revenue	20,901	20,438	18,302	17,320	13,763
Cost of sales	(13,461)	(13,227)	(11,582)	(11,096)	(8,677)
Gross profit	7,440	7,211	6,720	6,224	5,086
Selling and distribution expenses	(3,349)	(3,345)	(3,178)	(2,984)	(2,496)
Administrative expenses	(1,402)	(1,734)	(1,310)	(1,250)	(1,074)
Other income	104	—	107	96	—
Operating profit	2,793	2,132	2,339	2,086	1,516
Finance income	103	85	65	67	43
Finance costs	(306)	(272)	(185)	(181)	(172)
Total finance costs, net	(203)	(187)	(120)	(114)	(129)
Non-operating items	(21)	(9)	(16)	(15)	(5)
Profit before taxes	2,569	1,936	2,203	1,957	1,382
Taxes	(590)	(492)	(534)	(436)	(394)
Profit after taxes	1,979	1,444	1,669	1,521	988

	2025	2024	2023	2022	2021
Statement of financial position	€ million	€ million	€ million	€ million	€ million
Non-current assets	23,793	24,462	22,649	22,770	23,330
Current assets	6,079	6,638	6,605	6,543	5,760
Total assets	29,872	31,100	29,254	29,313	29,090
Non-current liabilities	13,984	13,966	14,000	14,553	15,787
Current liabilities	7,585	8,149	7,278	7,313	6,093
Total liabilities	21,569	22,115	21,278	21,866	21,880
Total equity	8,303	8,985	7,976	7,447	7,210
Total equity and liabilities	29,872	31,100	29,254	29,313	29,090

Capital stock data
Number of Shares (in millions)	449	461	459	457	456
Share capital (in € million)	5	5	5	5	5
Share premium (in € million)	308	307	276	234	220

Per share data
Basic earnings per Share (€)	4.26	3.08	3.64	3.30	2.15
Diluted earnings per Share (€)	4.26	3.08	3.63	3.29	2.15
Dividends per Share (€)	2.04	1.97	1.84	1.68	1.40

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
309

Other Group information continued
Operations review
Revenue
Revenue increased by €0.5 billion, or 2.3%, from €20.4 billion in 2024 to €20.9 billion in 2025.
Refer to the Business and financial review for a discussion of significant factors that impacted revenue in 2025, as compared to 2024.
2024 vs 2023
Refer to Other Information – Other Group information – Operations review of the 2024
Annual Report on Form 20-F, filed on 21 March 2025.
Volume
Refer to the Business and financial review for a discussion of significant factors that impacted volume in 2025, as compared to 2024.
2024 vs 2023
Refer to Other Information – Other Group information – Operations review of the 2024
Annual Report on Form 20-F, filed on 21 March 2025.
Cost of sales
On a reported basis, cost of sales increased 1.8%, from €13.2 billion in 2024 to €13.5 billion in 2025. Refer to the Business and financial review for a discussion of significant factors that impacted cost of sales in 2025, as compared to 2024.
2024 vs 2023
Refer to Other Information – Other Group information – Operations review of the 2024
Annual Report on Form 20-F, filed on 21 March 2025.
Selling and distribution expenses and administrative expenses
The following table presents selling and distribution expenses and administrative expenses for the periods presented:

	2025	2024
	€ million	€ million
Selling and distribution expenses	3,349	3,345
Administrative expenses	1,402	1,734
Total	4,751	5,079
On a reported basis, total operating expenses decreased by 6.5% from €5.1 billion in 2024 to €4.8 billion in 2025.
Selling and distribution expenses increased by €4 million, or 0.1%, versus 2024, primarily driven by continued inflationary pressures on labour and haulage, as well as optimised investment in sales marketing to support our top line growth.
Administrative expenses decreased by €332 million, or 19.1%, versus 2024, mainly reflecting lower business transformation and impairment costs, as well as the benefit of ongoing efficiency programmes and continuous efforts on discretionary spend optimisation.
2024 vs 2023
Refer to Other Information – Other Group information – Operations review of the 2024
Annual Report on Form 20-F, filed on 21 March 2025.
Other income
During 2025, the Group recognised €30 million of other income related to additional consideration received from the sale of a property in Germany, and €74 million of other income related to gains on the sales of properties in Germany and Great Britain.
Finance costs, net
Finance costs, net totalled €203 million and €187 million in 2025 and 2024, respectively.
The following table summarises the primary items impacting our interest expense during the periods presented:

	2025	2024
Average outstanding debt balance (€ million)	11,354	11,459
Weighted average cost of debt during the year	2.1%	2.1%
Fixed rate debt (% of portfolio)	88%	90%
Floating rate debt (% of portfolio)	12%	10%
Non-operating items
Non-operating items represented an expense of €21 million in 2025 and an expense of
€9 million in 2024. Non-operating expenses include remeasurement gains and losses related to currency exchange rate fluctuations on financing transactions denominated in a currency other than the subsidiary’s functional currency. Non‑operating items are shown on a net basis and may reflect the impact of movements in certain derivative instruments that are not designated as hedging instruments but are utilised to manage various risks.
Non-operating items also include the Group’s share of the profit or loss after tax of equity accounted investments and impairments.
Tax expense
In 2025, our reported effective tax rate was 23.0%. The decrease from 2024 reflects the impact of non-UK operations and changes in foreign corporation tax rates enacted during the year.
In 2024, our reported effective tax rate was 25.4%. The increase from 2023 is largely due to the impact of non-UK operations, which is substantially offset by prior period adjustments.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
310

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
The following bonds were issued in 2025: €300 million Floating rate Notes due 2027 and
€500 million 3.125% Notes due 2031, both issued in June 2025; €500 million 3.125% Notes due 2032, issued in September 2025; PHP2 billion 4.7% Loan and PHP500 million 4.35% Loan, both issued in December 2025 and maturing in 2026.
At 31 December 2025, the Group had €303 million in third party debt maturities outstanding in the next 12 months, €250 million in the form of Euro denominated notes, €17 million of
Australian dollar denominated notes and €36 million of Philippine peso denominated loans.
No short-term commercial papers were issued as at 31 December 2025. In addition to using operating cash flows and cash on hand, the Group may repay its short-term obligations by issuing more debt, which may take the form of commercial paper and/or longer-term debt.
Further details regarding the level of borrowings at the year end are provided in Note 14 of the consolidated financial statements.
In line with our commitments to deliver long-term value to shareholders, in May and
December 2025 the Group paid interim dividends of €0.79 and €1.25 per Share, respectively, maintaining an annualised dividend payout ratio of approximately 50%.
For the year ended 31 December 2025, dividend payments totalled €927 million.
The total payments under the share buyback programme in 2025 were €1,006 million
(including directly attributable tax and legal costs).
Credit ratings and covenants
The Group’s credit ratings are periodically reviewed by rating agencies.  At the end of 2025, the Group continued to be rated investment grade. The ratings outlook from Moody’s and
Fitch is stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. The credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, capital management activities of TCCC and/or changes in the credit rating of TCCC. Should the credit ratings be adjusted downward, the Group may incur higher costs to borrow, which could have a material impact on the financial condition and results of operations.
Summary of cash flow activities
2025
During 2025, our primary sources of cash included: (1) €2,953 million from operating activities, net of cash payments related to restructuring programmes of €213 million and contributions to our defined benefit pension plans of €40 million; (2) proceeds from borrowings, net of issuance costs of €1,327 million; (3) proceeds of €168 million primarily related to the sales of property, plant and equipment; and (4) proceeds from investments in short-term financial assets of €92 million.
Our primary uses of cash were: (1) repayments on borrowings of €1,824 million, payments of principal on lease obligations of €162 million (refer to Financing activities below) and net interest payments of €175 million; (2) dividend payments of €927 million; (3) spend on property, plant and equipment of €750 million and software of €200 million; and
(4) purchase of own shares under share buyback programme of €1,006 million.
2024
During 2024, our primary sources of cash included: (1) €3,061 million from operating activities, net of cash payments related to restructuring programmes of €105 million and contributions to our defined benefit pension plans of €40 million; (2) proceeds from borrowings, net of issuance costs of €1,008 million; (3) proceeds of €66 million related to the settlement of debt-related cross currency swaps; (4) proceeds of €15 million primarily related to the sales of property; (5) proceeds from investments in short-term financial assets of €420 million; and (6) proceeds from non-controlling shareholder (Aboitiz Equity
Ventures Inc.) relating to the acquisition of CCBPI of €468 million.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
311

Other Group information continued
Our primary uses of cash were: (1) repayments on borrowings of €1,207 million, payments of principal on lease obligations of €157 million (refer to Financing activities below) and net interest payments of €175 million; (2) dividend payments of €910 million; (3) spend on property, plant and equipment of €791 million and software of €148 million; and (4)
acquisition of CCBPI bottling operations, net of cash acquired of €1,524 million.
The discussion of our 2023 cash flow activities has not been included as this can be found under Other Information – Other Group information – Cash flow and liquidity review of the 2023 Annual Report on Form 20-F, filed on 15 March 2024.
Operating activities
2025 vs 2024
Our cash derived from operating activities totalled €2,953 million in 2025 versus €3,061 million in 2024. This decrease reflects timing-related movements within the working capital cycle that are consistent with normal operating activities.
2024 vs 2023
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2024 Annual Report on Form 20-F, filed on 21 March 2025.
Investing activities
2025 vs 2024
During 2025, proceeds related to sales of property, plant and equipment totalled €168 million.
Net inflows related to short-term investments were €92 million.
Capital asset investments represent a primary use of cash in our investing activities.
The following table summarises the capital investments for the periods presented:

	2025	2024
	€ million	€ million
Supply chain infrastructure	524	587
Cold drink equipment	152	135
Fleet and other	74	69
Total capital asset investments	750	791
Investments in supply chain infrastructure relate to investments in our manufacturing and distribution facilities. In addition, during 2025, the Group spent €200 million (2024: €148 million)
on capitalised development activity, primarily in relation to the continuation of our business capability programme and further investments in technology and digitisation.
During 2026, we expect our capital expenditures to be invested in similar categories as those listed in the table above. While the level of capital expenditure is uncertain, we expect that our operating cash flows, cash on hand and available short-term capital resources will be sufficient to fund future capital expenditures.
2024 vs 2023
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2024 Annual Report on Form 20-F, filed on 21 March 2025.
Financing activities
2025 vs 2024
Our net cash used in financing activities totalled €2,890 million in 2025. In 2024, net cash used in financing activities totalled €973 million.
The following table summarises our financing activities related to the issuances of and payments on debt for the periods presented (in € millions):

Issuances of debt	Maturity date	Rate	2025	2024
€500 million	June 2031	3.125%	495	—
€300 million	June 2027	Floating rate	298	—
€500 million	September 2032	3.125%	495	—
PHP2 billion	December 2026	4.700%	31	—
PHP500 million	February 2026	4.350%	8	—
€600 million	March 2032	3.250%	—	594
PHP Term loan	February 2034	6.5516%(C)	—	382
PHP2.0 billion	December 2025	5.750%	—	32
Total issuances of debt, net of issuance costs			1,327	1,008
Net issuances of short-term borrowings	—	(A)	—	—
Total issuances of debt, net			1,327	1,008

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
312

Other Group information continued

Payments on debt	Maturity date	Rate	2025	2024
€800 million	September 2025	—%	(800)	—
€350 million	May 2025	2.375%	(350)	—
€600 million	March 2026	1.750%	(600)	—
A$30 million	September 2025	4.166%	(17)	—
A$20 million	December 2025	4.250%	(11)	—
PHP3.5 billion (B)	February 2025	6.000%	(17)	(40)
PHP2 billion	December 2025	5.750%	(29)	—
€500 million	May 2024	1.125%	—	(500)
US$650 million	May 2024	0.800%	—	(606)
A$100 million	April 2024	3.500%	—	(61)
Lease obligations		—	(162)	(157)
Total repayments on third party borrowings			(1,986)	(1,364)
Net payments of short-term borrowings	—	(A)	—	—
Total payments on debt			(1,986)	(1,364)
(A)These amounts represent short-term euro commercial paper with varying interest rates. In 2025, changes in short-term borrowings include €7,658 million of newly issued and €7,658 million of repaid euro commercial paper. In 2024, changes in short-term borrowings included €10,074 million and €10,074 million of newly issued and repaid euro commercial paper, respectively.
(B)In 2024, the Group partially repaid PHP2.5 billion related to PHP3.5 billion 6.00% Loan 2025 assumed as part of the Acquisition. In February 2025, the Group repaid on maturity the remaining outstanding amount related to the PHP3.5 billion 6.00% Loan.
(C)Interest rate resets after second and fifth year.
Our financing activities during 2025 included dividend payments totalling €927 million, based on dividend per Share of €0.79 for the first half of 2025 and dividend per Share of €1.25 for the second half of 2025. In 2024, dividend payments totalled €910 million.
The total payments under the share buyback programme in 2025 were €1,006 million
(including €6 million of directly attributable tax and legal costs). There were no payments under the share buyback programme in 2024.
The total consideration paid in 2025 for acquisition of treasury shares by the Group was
€40 million. There were no payments for acquisition of treasury shares in 2024.
There were no drawdowns from our credit facility in 2025 and 2024. The facility remained undrawn as at 31 December 2025 and 31 December 2024, respectively.
Lease obligations
During the year ended 31 December 2025 and 31 December 2024, total cash outflows from payments of principal on lease obligations were €162 million and €157 million, respectively.
2024 vs 2023
Refer to Other Information – Other Group information – Cash flow and liquidity review of the 2024 Annual Report on Form 20-F, filed on 21 March 2025.
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
conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
313

Other Group information continued
Contractual obligations
The following table reflects the Group’s contractual obligations as at 31 December 2025:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	€ million	€ million	€ million	€ million	€ million
Borrowings and interest obligations(A)	11,280	517	3,092	2,880	4,791
Lease obligations(B)	822	211	279	135	197
Purchase agreements(C)	559	153	242	114	50
	12,661	881	3,613	3,129	5,038
(A)These amounts represent the Group’s scheduled debt maturities and estimated interest payments related to the Group’s borrowings, excluding leases. Refer to Note 14 of the consolidated financial statements for further details about the borrowings of CCEP. Interest on fixed rate debt has been calculated based on applicable rates and payment dates. Interest on variable rate debt has been calculated using the forward interest rate curve. Refer to Note 27 of the consolidated financial statements for further details about financial risk management within CCEP.
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
In addition to these amounts, the Group has outstanding capital expenditure purchase orders of approximately €310 million as at 31 December 2025. The Group also has other purchase orders raised in the ordinary course of business which are settled in a reasonably short period of time. These are excluded from the table above. The Group expects that the net cash flows generated from operating activities will be able to meet these liabilities as they fall due.
The above table does not include the impact of contractual obligations related to derivative financial instruments. A table containing this information is presented in Note 27 of the consolidated financial statements. Furthermore, the exact timing of our tax provisions is not certain and these have been excluded from the above table.
Refer to Note 21 of the consolidated financial statements for further information.
The above table also does not reflect employee benefit liabilities of €157 million, which include current liabilities of €7 million and non-current liabilities of €150 million as at
31 December 2025. Refer to Note 16 of the consolidated financial statements for further information.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
314

Other Group information continued
Properties
The Group’s principal properties include production facilities, distribution and logistics centres, shared service centres, business unit headquarter offices and corporate offices.
The table below summarises the main properties which the Group uses as at 31 December 2025:

	Great Britain	France	Belgium/ Luxembourg	Netherlands	Norway	Sweden	Germany	Iberia	Iceland	Total
Production facilities(A)
Leased	1	—	—	—	—	—	1	1	—	3
Owned	4	4	3	1	1	1	13	10	2	39
Total	5	4	3	1	1	1	14	11	2	42
Distribution and logistics facilities
Leased	—	—	1	—	1	—	13	3	—	18
Owned	—	—	—	—	—	—	3	4	—	7
Total	—	—	1	—	1	—	16	7	—	25
Corporate offices and business unit headquarters
Leased	2	1	1	1	—	—	1	3	—	9
Owned	—	—	—	—	—	—	—	—	—	—
Total	2	1	1	1	—	—	1	3	—	9

	Australia	New Zealand and Pacific Islands	Indonesia and Papua New Guinea	Philippines	Total
Production facilities(A)(B)
Leased	9	4	—	—	13
Owned	3	6	8	18	35
Total	12	10	8	18	48
Distribution and logistics facilities
Leased	8	6	4	16	34
Owned	2	1	2	8	13
Total	10	7	6	24	47
Corporate offices and business unit headquarters
Leased	1	—	—	1	2
Owned	—	1	1	—	2
Total	1	1	1	1	4
(A)All production facilities are a combination of production and warehouse facilities.
(B)Production facilities include NARTD, alcoholic beverage and other production facilities.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
315

Other Group information continued
The Group operates one integrated shared service organisation, spread across two locations in Bulgaria, one in Indonesia and one in the Philippines.
The Group’s principal properties cover approximately 4.6 million square metres in the aggregate of which 0.9 million square metres is leased and 3.7 million square metres is owned. The Group believes that its facilities are adequately utilised and sufficient to meet its present operating needs.
At 31 December 2025, the Group operated approximately 12,000 vehicles of various types, the majority of which are leased. The Group also owned approximately 1.5 million pieces of cold drink equipment, principally coolers and vending machines.
Disclosure controls and procedures
Evaluation of disclosure controls and procedures
The Group maintains “disclosure controls and procedures”, as defined in Rule 13a-15(e)
under the Exchange Act, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US SEC’s rules and forms, and that such information is accumulated and communicated to the Group’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure. The Group’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as at
31 December 2025. Based on that evaluation, the Group’s CEO and CFO have concluded that the Group’s disclosure controls and procedures were effective.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
316

Other Group information continued
Management, with the participation of the CEO and CFO, assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2025, using the criteria set forth in the Internal Control-Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Group’s internal control over financial reporting as at 31 December 2025 was effective. Ernst & Young LLP (EY), the Group’s independent registered public accounting firm, has issued a report on the Group’s internal control over financial reporting as at 31 December 2025, which is set out on page 140.
Changes in internal control over financial reporting
There has been no change in the Group’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during 2025 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Auditor’s fees and services
The Audit Committee of the Company has established policies and procedures for the engagement of the independent registered public accounting firm, Ernst & Young LLP
(Auditor Firm ID: 1438), to render audit and non-audit services. The policies provide for pre‑approval by the Audit Committee of non-audit services that are not prohibited by regulatory or other professional requirements. Ernst & Young are engaged for these services when its expertise and experience of CCEP are important.
Under the policy, pre-approval is required for all non-audit services including the following categories: advice on accounting, auditing and financial reporting matters; internal accounting and risk management control reviews (excluding any services relating to information systems design and implementation); non-statutory audit; project assurance and advice on business and accounting process improvement (excluding any services relating to information systems design and implementation relating to CCEP’s financial statements or accounting records); due diligence in connection with acquisitions, disposals and arrangements in which two or more parties have joint control (excluding valuation or involvement in prospective financial information); income tax and indirect tax compliance and advisory services; employee tax services (excluding tax services that could impair independence); provision of, or access to, Ernst & Young publications, workshops, seminars and other training materials; provision of reports from data gathered on non‑financial policies and information; and assistance with understanding non-financial regulatory requirements.
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

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
317

Form 20-F table of cross references

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	B – Capitalisation and indebtedness	n/a
	C – Reasons for the offer and use of proceeds	n/a
	D – Risk factors	289–297
Item 4	Information on the Company
	A – History and development of the Company	146, 298, 304, 325
	B – Business overview	3, 12–13, 15, 46–58, 147, 150–152, 308–313
	C – Organisational structure	203–208
	D – Property, plants and equipment	157–160, 314–315
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	A – Operating results	48–52, 57–58, 308–309
	B – Liquidity and capital resources	54–55, 310–312
	C – Research and development, patents and licences, etc.	123
	D – Trend information	3, 12–13, 15, 48–58
	E – Critical Accounting Estimates	n/a
Item 6	Directors, Senior Management and Employees
	A – Directors and senior management	62–68, 298
	B – Compensation	93–119, 188
	C – Board practices	61–68, 85–90, 93–119, 298
	D – Employees	185, 298
	E – Share ownership	115–116, 194–195, 298, 301
	F – Recovery of Erroneously Awarded Compensation	n/a
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	122
	B – Related Party Transactions	186–188
	C – Interests of experts and counsel	n/a

Page
Item 8	Financial Information
	A – Consolidated Statements and Other Financial Information	123, 137–208, 308–313
	B – Significant Changes	202
Item 9	The Offer and Listing
	A – Offer and listing details	299
	B – Plan of distribution	n/a
	C – Markets	299
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the issue	n/a
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and articles of association	120, 121, 304
	C – Material contracts	304
	D – Exchange controls	304
	E – Taxation	304–307
	F – Dividends and paying agents	n/a
	G – Statement by experts	n/a
	H – Documents on display	304
	I – Subsidiary Information	203–208
	J - Annual Report to Security Holders	n/a
Item 11	Quantitative and Qualitative Disclosures about Market Risk	199–202
Item 12	Description of Securities Other than Equity Securities
	A – Debt Securities	n/a
	B – Warrants and Rights	n/a
	C – Other Securities	n/a
	D – American Depository Shares	n/a

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
318

Form 20-F table of cross references continued

Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	140, 315–316
Item 16A	Audit Committee Financial Expert	86
Item 16B	Code of Ethics	71
Item 16C	Principal Accountant Fees and Services	185, 316
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	122, 300
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	70-71
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J	Insider Trading Policies	298
Item 16K	Cybersecurity	41–42
Part III
Item 17	Financial Statements	137–208
Item 18	Financial Statements	n/a
Item 19	Exhibits	319

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
319

Exhibits
The following documents, which form a part of this Annual Report on Form 20-F, have been filed with the US Securities and Exchange Commission (SEC) via its EDGAR system and can be viewed on the SEC’s website at www.sec.gov.

Exhibit 1	Articles of Association of CCEP (incorporated by reference to Exhibit 99.1 to CCEP’s Form 6-K filed with the SEC on May 30, 2019).
Exhibit 2	Description of rights attached to each class of CCEP securities registered under Section 12 of the Exchange Act as at 31 December 2025.
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

Exhibit 8	List of Subsidiaries of the Company (included in Note 29 of the consolidated financial statements in this Annual Report on Form 20-F).
Exhibit 11.1	Insider Trading Policy (as amended 22 May 2025).
Exhibit 12.1	Rule 13a-14(a) Certification of Damian Gammell.
Exhibit 12.2	Rule 13a-14(a) Certification of Ed Walker.
Exhibit 13	Rule 13a-14(b) Certifications.
Exhibit 15.1	Consent of Ernst & Young LLP, UK.
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
instrument which requires filing consolidated or unconsolidated financial statements to the SEC on request.

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
320

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.
Coca-Cola Europacific Partners plc
/s/ Damian Gammell
Damian Gammell
Chief Executive Officer
13 March 2026

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
321

Glossary
Unless the context otherwise requires, the following terms have the meanings shown below.

AFH	Away from home channel
AGM	Annual General Meeting
AI	Artificial intelligence
APS	Australia, Pacific and South East Asia region and renamed APS business unit following the Acquisition
ARR	Annual report on remuneration
ARTD	Alcoholic ready to drink
Articles	Articles of Association of Coca-Cola Europacific Partners plc
ATC	Affiliated Transaction Committee
B2B	Business to business
BCP	Business continuity planning
BIER	Beverage Industry Environmental Roundtable
Board	Board of Directors of Coca-Cola Europacific Partners plc
BPF	Business Performance Factor
BU	A business unit of the Group
Capex	Capital expenditure
CCBPI	Coca-Cola Beverages Philippines, Inc.
CCE or Coca-Cola Enterprises	Coca-Cola Enterprises, Inc.
CCEAP	Coca‑Cola Europacific Aboitiz Philippines, Inc.
CCEG or Coca-Cola Erfrischungsgetränke	Coca-Cola Erfrischungsgetränke GmbH (which changed its name to Coca-Cola European Partners Deutschland GmbH from 22 August 2016)
CCEP or the Group	Coca-Cola Europacific Partners plc (registered in England and Wales number 09717350) and its subsidiaries and subsidiary undertakings from time to time
CCIP or Coca-Cola Iberian Partners	Coca-Cola Iberian Partners, S.A. (which changed its name to Coca-Cola European Partners Iberia S.L.U. from 1 January 2017)
CCL	Coca-Cola Amatil Limited
CDE	Cold drink equipment
CEO	Chief Executive Officer (of Coca-Cola Europacific Partners plc)

CFO	Chief Financial Officer (of Coca-Cola Europacific Partners plc)
Chairman	The Chairman (of Coca-Cola Europacific Partners plc)
CHP	Combined heat and power
CGU	Cash generating unit
CIO	Chief Information Officer (of Coca-Cola Europacific Partners plc)
CISO	Chief Information Security Officer (of Coca-Cola Europacific Partners plc)
CNG	Compressed natural gas
Cobega	Cobega, S.A.
CoC	Code of Conduct
Coca-Cola system	Comprises The Coca-Cola Company and around 200 bottling partners worldwide
the Code	UK Corporate Governance Code 2024
CODM	Chief operating decision maker
Committee(s)	The five Committees with delegated authority from the Board: the Audit, Remuneration, Nomination, Environmental, Social and Governance and Affiliated Transaction Committees
Committee Chairman/ Chairmen or Chair	The Chairman/Chairmen of the Committee(s)
Committee member(s)	Member(s) of the Committees
Companies Act	The UK Companies Act 2006, as amended
Company or Parent Company	Coca-Cola Europacific Partners plc
CRC	Compliance and Risk Committee, a management committee chaired by the Chief Compliance Officer
Cumulative operating profit	The Group’s consolidated operating profit aggregated over the horizon considered
DESNZ	Department for Energy Security and Net Zero
Director(s)	A (the) Director(s) of Coca-Cola Europacific Partners plc
DMA	Double materiality assessment
DRS	Deposit return scheme(s)

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
322

Glossary continued

DTC	Depository Trust Company
DTRs	The Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority
EACs	Energy Attribute Certificates
EBITDA	Earnings before interest, tax, depreciation and amortisation
EFSA	European Food Safety Authority
EIR	Effective interest rate
EPR	Extended Producer Responsibility
EPS	Earnings per share
ERA	Enterprise risk assessment
ERM	Enterprise risk management
ESG	Environmental, social and governance
ESPP	Employee Share Purchase Plan
ESRS	European Sustainability Reporting Standards
EU	European Union
European Refreshments or ER	European Refreshments Unlimited Company, a wholly-owned subsidiary of TCCC
EWRA	Enterprise Water Risk Assessment
Exchange Act	The US Securities Exchange Act of 1934
Executive Leadership Team or ELT	The CEO and his senior leadership direct reports
EY	Ernst & Young LLP
FAWVA	Facility Water Vulnerability Assessment
FCPA	US Foreign Corrupt Practices Act of 1977
FLAG	Forest, Land and Agriculture
FMCG	Fast moving consumer goods
FPI	Foreign private issuer, a term that applies to a company under the rules of the Nasdaq Stock Exchange that is not a domestic US company
FRC	The Financial Reporting Council
FSC	Forest Stewardship Council
FTE	Full time equivalent

FX	Foreign exchange
GB	Great Britain
GB Scheme	The Great Britain defined benefit pension plan
General Counsel and Company Secretary	General Counsel and Company Secretary (of Coca-Cola Europacific Partners plc)
GHG	Greenhouse gas
GoOs	Guarantees of Origin
GRI	Global Reporting Initiative
Group or CCEP	Coca-Cola Europacific Partners plc and its subsidiaries and subsidiary undertakings from time to time
GWPs	Global Warming Potentials
HMRC	His Majesty’s Revenue and Customs, the UK’s tax authority
HRLs
High risk locations (HRLs) are a subset of CCEP’s production facilities, which have been identified as having the highest water-related risks, based upon the results of The Coca-Cola
Company (TCCC) Facility Water Vulnerability Assessment
(FAWVA).

IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBR	Incremental borrowing rate
ID&E	Inclusion, diversity and equity
IEA	International Energy Agency
IFRS	International Financial Reporting Standards
INEDs	Independent Non-executive Directors (of Coca-Cola Europacific Partners plc)
IPF	Individual Performance Factor
IRC	The US Internal Revenue Code of 1986, as amended

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
323

Glossary continued

IRS	US Internal Revenue Service
ISO 22301	International Standard for Business Continuity Management Systems 2019
ISS	Integrated Shared Services centre
IT	Information technology
KORE	The Coca-Cola Operating Requirements
KPI	Key performance indicator
LGBTQ+
Pertaining collectively to people who identify as lesbian, gay, bisexual, or transgender, and to people who identify as queer or with gender expressions outside perceived societal norms, including non-binary, intersex and questioning of their gender identity and/or sexual orientation, along with their allies

LGCs	Large-scale Generation Certificates
LPG	Liquefied petroleum gas
LSE	London Stock Exchange
LTI	Lost time incident
LTIP	Long-term Incentive Plan
LTIR	Lost time incident rate
M&A	Merger and acquisition(s)
Merger
The formation of Coca-Cola European Partners plc on
28 May 2016 through the combination of the businesses of
Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners, S.A.
and Coca-Cola Erfrischungsgetränke GmbH

NARTD	Non-alcoholic ready to drink
Nasdaq	The Nasdaq Stock Market
Nasdaq Rules	The corporate governance rules of Nasdaq
NEDs	Non-executive Directors (of Coca-Cola Europacific Partners plc)
NGO	Non-governmental organisation
OCI	Other comprehensive income
OFAC	Office of Foreign Assets Control of the US Department of the Treasury
Olive Partners	Olive Partners, S.A.
Opex	Operating expenditure

OT	Operational technology
Pack mix	The packaging portfolio mix of beverages
Parent Company or Company	Coca-Cola Europacific Partners plc
Paris Agreement	The agreement on climate change resulting from UN COP21, the UN Climate Change Conference, also known as the 2015 Paris Climate Conference
Partnership	The partnership agreement entered into between the Group, the GB Scheme and CCEP Scottish Limited Partnership to support a long-term funding arrangement
PEFC	Programme for the Endorsement of Forest Certification
PET	Polyethylene terephthalate
PFIC	Passive foreign investment company
PHEV	Plug-in hybrid electric vehicles
PPAs	Power Purchase Agreements
PPWR	Packaging and Packaging Waste Regulation
PRN	Packaging recovery notes
PSA	Principles for Sustainable Agriculture
PSU	Performance share unit
ROIC	Return on invested capital
Recycled material	Post-consumer materials collected from consumers which are reused as new raw material in our packaging
REGOs	Renewable Energy Guarantees of Origin
rPET	Recycled PET
RSP	CCEP’s Responsible Sourcing Policy
RTD	Ready to drink
RSU	Restricted stock unit
S&P 500	Standard & Poor’s 500
SBTi	Science Based Targets initiative
SBTN	Science Based Targets Network
SDRT	Stamp Duty Reserve Tax
SEC	Securities and Exchange Commission of the US

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
324

Glossary continued

SGP	Supplier Guiding Principles
Shares	Ordinary shares of €0.01 each of Coca-Cola Europacific Partners plc
SID	Senior Independent Director
SKU	Stock keeping unit
SOX or the Sarbanes-Oxley Act	The US Sarbanes-Oxley Act of 2002
The Spanish Stock Exchanges	The Madrid, Barcelona, Bilbao and Valencia Stock Exchanges
SPO	CCEP’s Sustainable Packaging Office
SSC	Sustainability Steering Committee
SSPs	Shared socioeconomic pathways
SVA	Source Water Vulnerability Assessment
TCCC	The Coca-Cola Company
TCCF	The Coca-Cola Foundation
TCFD	Task Force on Climate-related Financial Disclosures
TIGRs	Tradable Instruments for Global Renewables
TIR	Total incident rate
TNFD	Taskforce on Nature-related Financial Disclosures
TSR	Total shareholder return
UK Listing Rules or UKLRs	The listing rules of the UK Financial Conduct Authority
Unit case	Approximately 5.678 litres or 24 eight ounce servings, a typical volume measurement unit
VAT	Value added tax
VWBA	Volumetric Water Benefit Accounting
WASH	Water, sanitation and hygiene
WBCSD	World Business Council for Sustainable Development
WEEE	EU Directive on Waste from Electrical and Electronic Equipment
WRI	World Resources Institute

WBCSD GHG Protocol or GHG Protocol
World Business Council for Sustainable Development
Greenhouse Gas Protocol Corporate Standard. The GHG
Protocol is the internationally recognised, standard framework for measuring GHG emissions from private and public sector
operations and their value chains

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
325

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
Report ordering
Shareholders who would like a paper copy of the Annual Report, which will be despatched on or around 16 April 2026, can make their request by post to the General Counsel and Company Secretary, Pemberton House, Bakers Road, Uxbridge UB8
1EZ, United Kingdom or by making a request via ir.cocacolaep.com/financial-reports-and-results/annual-reports or by sending an email to sendmaterial@proxyvote.com or by making a request via www.proxyvote.com or by phoning (in the US)
1-800-579-1639 or (outside the US) +1-800-579-1639 quoting their 16 digit control number.

Agent for service of process in the US
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

Strategic Report	Governance and Directors’ Report	Financial Statements	Sustainability Statement	Other Information	Coca-Cola Europacific Partners plc 2025 Annual Report and Form 20-F
326

Forward-looking statements
This document contains statements, estimates or projections that constitute “forward-
looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together
CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”,
“intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”,
“might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective”
and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward-looking statements include, but are not limited to, those set forth in the “Risk Factors” section of this 2025 Annual Report on Form 20-F, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes;
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
managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us;  legal changes in our status;
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

ANNUAL REPORT AND FORM 20-F — 2025 Registered office Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales Company number: 09717350 www.cocacolaep.com